Form 20-F
period 2002-12-31
PORTUGAL TELECOM SGPS SA
filed 2003-06-30
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of Registrant as specified in its charter)

Republic of Portugal
(Jurisdiction of incorporation or organization)

Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €1 per share	New York Stock Exchange
Ordinary shares, nominal value €1 each	New York Stock Exchange*

*
Not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €1 per share	1,254,284,500
Class A shares, nominal value €1 per share	500

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒            No    ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐      Item 18    ☒

CERTAIN DEFINED TERMS

        Unless the context otherwise requires, the term "Portugal" refers to the Republic of Portugal, including the Madeira Islands and the Azores Islands; the term "Portuguese Government" refers to the government of the Republic of Portugal and, where the context requires, includes the Portuguese state; the term "Parliament" refers to the Assembly of the Republic of Portugal, the legislative body of the Portuguese state; the term "EU" refers to the European Union; the term "EC Commission" refers to the Commission of the European Communities; the terms "United States" and "U.S." refer to the United States of America; the term "Portugal Telecom" refers to Portugal Telecom, SGPS, S.A.; and unless indicated otherwise, the terms "we," "our" or "us" refer to Portugal Telecom and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

        We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Escudos" or "PTE" are to Portuguese Escudos. References to "Real," "Reais" or "R$" are to Brazilian Reais. Certain Euro amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Euro is based on the noon buying rate in the City of New York for cable transfers in Euros as certified for United States customs purposes by the Federal Reserve Bank of New York on December 31, 2002. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro or US$ amounts shown herein could have been or could be converted into US$ or Euros, as the case may be, at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars.

FORWARD LOOKING STATEMENTS

        This Form 20-F includes, and documents incorporated by reference herein and future public filings and oral and written statements by our management may include, statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our products and other aspects of our business under "Item 4—Information on the Company," "Item 5—Operating and Financial Review and Prospects" and "Item 11—Quantitative and Qualitative Disclosures About Market Risk"; and (b) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this Form 20-F in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

        Any of the following important factors, and any of those important factors described elsewhere in this or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

  •
  material adverse changes in economic conditions in Portugal or Brazil;

  •
  exchange rate fluctuations in the Brazilian Real and the U.S. dollar;

  •
  risks and uncertainties related to national and supranational regulation;

  •
  increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil;

  •
  the success of our mobile operations in Brazil through our joint venture with Telefónica Móviles;

  •
  the development and marketing of new products and services and market acceptance of such products and services; and

  •
  the adverse determination of disputes under litigation.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        We are not required to provide the information called for by Item 1.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        We are not required to provide the information called for by Item 2.

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2001 and 2002 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not included herein.

        We prepare our audited consolidated financial statements in accordance with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See "Item 5—Operating and Financial Review and Prospects—Portuguese GAAP Compared with U.S. GAAP" and Notes 38, 39 and 40 to our audited consolidated financial statements for an explanation of the differences between Portuguese GAAP and U.S. GAAP. We have provided, in the information below, amounts in accordance with U.S. GAAP of operating revenues, operating income, net income, earnings per share and shareholders' equity for all periods and dates for which we have provided information.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also with "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        During 1998, we acquired a 10.02% economic interest in, and voting control of, Telesp Celular S.A., or Telesp Celular, in Brazil. During 1999, we increased our economic interest in Telesp Celular to 13.92%. In January 2000, all shares of Telesp Celular owned by shareholders other than Telesp Celular Participações S.A., or TCP, were exchanged for newly-issued shares of TCP and Telesp Celular became the wholly-owned operating subsidiary of TCP. In June 2000, we conducted a tender offer in Brazil for ordinary shares in TCP. As a result of the tender offer, we increased our economic interest in TCP to 29.92%. On November 7, 2000, TCP completed a capital increase in which we subscribed for additional shares in TCP, and, upon acquisition of such shares, our economic interest in TCP increased to 36.20%. In November 2000, after we exchanged with Telefónica our minority interest in Telesp Fixa (the wireline operator in the Brazilian state of São Paulo controlled by Telefónica) for an additional interest in TCP, we increased our economic interest in TCP further to 41.23%, our voting interest to 85.06% and our ownership of TCP's preferred shares to 17.7%. TCP completed a rights offering in September 2002, in which we subscribed to a total of 247,224 million common shares and 326,831 million preferred shares, thereby increasing our economic interest in TCP to 65.12%, our voting interest to 93.7% and our ownership of TCP's preferred shares to 49.8%. In October 2002, in connection with our agreements with Telefónica Móviles, S.A., or Telefónica Móviles (Telefónica's mobile telecommunications subsidiary), for the formation of Brasilcel (the 50/50 joint venture with Telefónica Móviles for mobile operations in Brazil), we sold a 14.68% stake in TCP to Telefónica Móviles. On December 27, 2002 we transferred the rest of our interest in TCP to Brasilcel. We now hold, jointly with Telefónica Móviles, an indirect interest in TCP, as well as in the other Brazilian mobile telecommunications companies previously held directly by Telefónica Móviles. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses—Joint Venture with Telefónica Móviles in Brazil." and "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

        As a result of the transfer of our interest in TCP to Brasilcel on December 27, 2002 and our acquisition of a 50% ownership interest in Brasilcel as of that date, our consolidated balance sheet as of December 31, 2002 proportionally consolidates 50% of Brasilcel's assets and liabilities. Our consolidated statement of income and cash flow data for the year ended December 31, 2002 still includes the full consolidation of TCP's results and cash flows. Our consolidated statement of income and cash flow data will proportionally consolidate 50% of Brasilcel's income and cash flows from January 1, 2003.

        In February 2001, TCP acquired an 83% indirect economic interest in Global Telecom (corresponding to 49% of the voting rights), a mobile telecommunications company operating in the Brazilian states of Paraná and Santa Catarina. On December 27, 2002, TCP purchased the remaining 51% of the voting shares of the three holding companies that own Global Telecom and as a result holds a 100% indirect economic interest in Global Telecom. Our consolidated results of operations for the year ended December 31, 2001 and 2002 presented below reflects the results of operations of Global Telecom based on the equity method of accounting. Global Telecom's assets and liabilities as of December 31, 2002 are reflected in our consolidated balance sheet through our proportional consolidation of Brasilcel. Global Telecom's statements of income and cash flows will in the future be reflected in our consolidated statements of income and cash flows through our proportional consolidation of Brasilcel's statements of income and cash flows.

        From July 1, 1998 until the end of 1999, we accounted for our interest in Telesp Celular by the proportional consolidation of its results in our consolidated financial statements in accordance with Portuguese GAAP. For the purposes of the reconciliation of our audited consolidated financial statements with U.S. GAAP, the financial statements of TCP were consolidated from July 1, 1998 using the full consolidation method. Since we increased our economic interest in TCP in 2000, our financial statements for 2000 and 2001 fully consolidate the results of TCP in accordance with Portuguese GAAP.

        Information provided in U.S. dollars for the year ended December 31, 2002 has been calculated on the basis of the Euro/U.S. dollar exchange rate on that date of €0.9537 = US$1.00. See "—Presentation of Financial Information" and "—Key Information—Exchange Rates", below.

	Year Ended December 31,
	2002	2002	2001	2000	1999	1998
	US$	EUR	EUR	EUR	EUR	EUR
STATEMENT OF PROFIT AND LOSS DATA:
Amounts in accordance with Portuguese GAAP
Operating revenues:
Services rendered	5,191.0	4,950.9	4,976.3	4,329.8	2,832.4	2,648.7
Sales of merchandise and products	515.9	492.0	613.5	684.7	213.1	141.5
Telephone directory	145.9	139.1	136.8	131.7	126.1	121.0

Total operating revenues	5,852.8	5,582.0	5,726.6	5,146.2	3,171.6	2,911.2

Operating costs and expenses:
Wages and salaries	728.5	694.8	668.6	578.1	520.8	515.5
Post retirement benefits	192.1	183.2	140.7	103.4	95.5	96.1
Costs of telecommunications	653.1	622.9	715.1	470.7	161.9	167.3
Depreciation and amortization	1,009.5	962.8	956.2	1,021.5	636.7	612.4
Subsidies	(33.0)	(31.5)	(36.8)	(38.1)	(38.5)	(43.9)
Maintenance and repairs	135.6	129.2	120.1	105.7	68.9	61.3
Own work capitalized	(119.6)	(114.0)	(179.3)	(133.9)	(120.8)	(98.7)
Raw materials and consumables	101.9	97.2	139.1	97.3	85.4	76.3
Costs of products sold	485.1	462.7	619.8	658.0	238.4	148.4
Telephone directories	96.5	92.0	89.2	87.1	82.2	78.5
Marketing and publicity	114.1	108.8	142.0	157.5	68.5	71.3
Concession rent	18.8	18.0	14.5	22.7	22.2	21.6
Other general and administrative	968.7	923.9	997.1	847.0	386.7	343.2
Provision for doubtful receivables, inventories & other	139.2	132.8	130.7	188.6	63.5	61.1
Other net operating income	(47.5)	(45.3)	(45.3)	(51.9)	(47.5)	(40.9)
Taxes other than income taxes	81.6	77.8	87.1	95.7	34.5	30.8

Total operating costs and expenses	4,524.6	4,315.3	4,558.8	4,209.5	2,258.4	2,100.3

Operating income	1,328.1	1,266.7	1,167.8	936.8	913.2	810.9

Other expenses, net	570.2	543.9	1,063.5	423.8	261.5	132.3
Work force reduction program costs	56.3	53.7	183.9	252.7	457.7	71.7
Extraordinary items	16.4	15.6	281.1	(496.4)	(540.5)	(89.2)

Income before income taxes	685.2	653.5	(360.7)	756.7	734.5	696.1

Provision for income taxes	(353.4)	(337.1)	(174.6)	(258.6)	(241.9)	(252.4)

Consolidated net income before minority interests	331.8	316.4	(535.3)	498.1	492.6	443.7

Loss (income) applicable to minority interests	78.2	74.6	342.7	42.3	2.1	(2.6)

Consolidated net income	410.0	391.1	(192.6)	540.3	494.7	441.1

Earnings per ordinary share, A share and ADS(1)	0.33	0.31	(0.15)	0.45	0.47	0.46

Cash dividends per ordinary share, A share and ADS(1)(2)(3)	0.17	0.16	0.10	—	0.20	0.20

Amounts in accordance with U.S. GAAP
Operating revenues	6,299.1	6,007.7	6,042.8	5,199.9	4,107.3	3,502.9
Operating income as restated(6)	401.8	383.2	696.1	395.8	592.7	883.1
Net income before change in accounting principles as restated(6)	1,379.1	1,315.3	208.1	66.8	532.8	400.1
Cumulative effect of a change in accounting principles SAB 101	—	—	—	(126.7)	—	—

Cumulative effect of a change in accounting principles SFAS 133	—	—	(57.5)	—	—	—

Cumulative effect of a change in accounting principles SFAS 142	(1,089.3)	(1,038.9)		—	—	—

Net income after change in accounting principles as restated(6)	289.8	276.4	150.6	(59.8)	532.8	400.1

Earnings per ordinary share, A share and ADS as restated(4)(6)	0.23	0.22	0.12	(0.05)	0.54	0.42
Diluted net income per share as restated(5)(6)	0.23	0.21	0.12	(0.05)	0.53	0.42
On a pro-forma basis(7)
Net income before change in accounting principles SAB 101 as restated(6)	289.8	276.4	150.6	66.8	532.8	400.1
Net income after change in accounting principles SAB 101 as restated(6)	289.8	276.4	150.6	(59.8)	528.5	394.0
Earnings per ordinary share, A share and ADS after change in accounting principles SAB 101 as restated(4)(6)	0.23	0.22	0.12	(0.05)	0.53	0.41
Diluted net income per share after change in accounting principles SAB 101 as restated(5)(6)	0.23	0.21	0.12	(0.05)	0.52	0.41

(1)
Based on 950,000,000 ordinary and A shares issued in the year ended December 31, 1998 (as adjusted to give effect to the five-for-one share split effected in October 1999), 1,045,000,000 ordinary and A shares issued in the year ended

  December 31, 1999, 1,201,750,000 ordinary and A shares issued in the year ended December 31, 2000, 1,254,285,000 ordinary and A shares issued in the year ended December 31, 2001 and 2002.

(2)
Dividends for the year ended December 31, 2000 were not paid.

(3)
Cash dividends per ordinary share, A share and ADS for the years ended December 31, 1998, 1999, 2001 and 2002 in US$ were US$ 0.24, US$ 0.20, US$ 0.10 and US$ 0.17, respectively.

(4)
Based on the weighted average number of shares as of the date given and taking into consideration the number of shares issued pursuant to capital increases and all treasury shares, there were 950,000,000 shares for the year ended December 31, 1998, 991,182,122 shares for the year ended December 31, 1999, 1,091,826,182 shares for the year ended December 31, 2000, 1,228,392,386 shares for the year ended December 31, 2001 and 1,253,880,328 shares for the year ended December 31, 2002.

(5)
The weighted average number of shares is computed as a weighted average as of the date given and taking into consideration the number of shares from the exchangeable bonds issued on June 4, 1999 and December 6, 2001, assuming conversion of the bonds into ordinary shares. For the years ended December 31, 2000 and 2001, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share since they would be antidilutive.

(6)
Operating income and net income for the years ended December 31, 1999, 2000 and 2001 have been restated to include the effect of the reduction in the reported amortization expense for the translated carrying value of goodwill in Portugal Telecom's investment in Telesp Celular Participações, as discussed in Note 38 y) to our audited consolidated financial statements.

(7)
The pro-forma information shows the application of SAB 101, as if it had been applied in the years ended December 31, 1998 and 1999.

	Year Ended December 31,
	2002	2002	2001	2000	1999	1998
	US$	EUR	EUR	EUR	EUR	EUR
CASH FLOW DATA:
Amounts in accordance with Portuguese GAAP
Cash flows from operating activities	2,193.8	2,092.3	1,475.4	1,357.6	1,109.6	1,160.5
Cash flows from investing activities	(1,058.6)	(1,009.6)	(2,528.5)	(2,343.2)	(741.3)	(3,683.6)
Cash flows from financing activities	(509.6)	(486.1)	1,839.9	1,131.0	(1,425.6)	3,681.8

	Year Ended December 31,
	2002	2002	2001	2000	1999	1998
	US$	EUR	EUR	EUR	EUR	EUR
	(in millions, except number of ordinary shares)
BALANCE SHEET DATA:
Amounts in accordance with Portuguese GAAP
Current assets	5,086.2	4,850.9	3,628.1	2,032.6	1,205.1	2,166.8
Investments, net	394.6	376.4	2,000.3	1,295.3	1,498.2	1,307.2
Fixed assets, net	4,797.7	4,575.8	5,491.3	5,446.2	3,855.9	3,677.0
Intangible assets—post retirement benefits	—	—	761.9	495.0	399.1	342.8
Intangible assets—Other, net	3,112.7	2,968.7	4,934.4	3,878.8	1,492.3	1,737.3
Other non-current assets, net	1,000.6	954.3	820.3	68.3	67.1	46.3
Total assets	14,391.8	13,726.1	17,636.3	13,216.2	8,517.7	9,277.4

Current liabilities	3,101.5	2,958.0	3,240.0	3,154.2	1,535.6	4,935.6
Long-term debt	5,472.2	5,219.1	5,428.3	2,815.2	2,649.6	1,016.9
Accrued post retirement liability	1,113.0	1,061.5	1,810.0	1,488.0	1,228.0	829.8
Deferred income—investment subsidies	53.5	51.1	63.1	113.7	153.4	194.1
Deferred income—post retirement benefits	—	—	23.0	26.2	28.5	38.9
Other non-current liabilities	920.6	878.0	1,685.1	143.7	85.4	66.9

Total liabilities	10,660.8	10,167.6	12,249.5	7,741.0	5,680.5	7,082.2

Net assets	3.731.1	3,558.5	5,386.7	5,475.2	2,837.2	2,195.2
Minority interests	468.9	447.2	1,220.0	1,113.1	78.2	30.0

Total shareholders' equity	3,262.2	3,111.3	4,166.8	4,362.1	2,759.0	2,165.2

Total liabilities and shareholders' equity	14,391.8	13,726.1	17,636.3	13,216.2	8,517.7	9,277.4

Number of ordinary shares	1,254,284,500	1,254,284,500	1,254,284,500	1,201,749,500	935,750,000	142,500,000

Amounts in accordance with U.S. GAAP
Total assets as restated(1)	13,163.1	12,554.2	16,747.8	14,534.6	11,958.7	11,967.0
Total liabilities as restated(1)	10,661.0	10,167.9	11,902.5	9,019.4	7,121.8	8,038.5
Total shareholders' equity as restated(1)	2,457.4	2,343.7	3,736.5	4,191.8	3,342.3	2,548.9

(1)
Assets, liabilities and shareholders' equity as of December 31, 2001, 2000 and 1999 have been restated to include the effect of translation of goodwill in Telesp Celular Participações and the minimum pension liability adjustment, as discussed in Note 38 y) to our audited consolidated financial statements.

Exchange Rates

Euro

        Effective January 1, 1999, Portugal and ten other member countries of the European Union adopted the Euro as their common currency. The Euro was traded on currency exchanges and was available for non-cash transactions during the transition period between January 1, 1999 and December 31, 2001. During this transition period, the national currencies remained legal tender in the participating countries as denominations of the Euro, and public and private parties paid for goods and services using either the Euro or the participating countries' existing currencies. On January 1, 2002, the Euro entered into cash circulation. Between January 1, 2002 and February 28, 2002 both the Euro and the Escudo were in circulation in Portugal. From March 1, 2002, the Euro became the sole circulating currency in Portugal.

        For the years ended December 2001 and 2002, the majority of our revenues, assets and expenses were denominated in Euro, although a significant portion of our assets and liabilities are denominated in Brazilian Reais and certain of our liabilities denominated in U.S. dollars. We have published our audited consolidated financial statements in Euro and our shares trade in Euro on the Euronext Lisbon Stock Exchange. Our financial results could be affected by exchange rate flutuations in the Brazilian Real and U.S. dollar. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exchange Rate Exposure to the Brazilian Real and the U.S. Dollar".

        Our future dividends, when paid in cash, will be denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or other such manner as it has determined, and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York's expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. Unless otherwise noted, the information is based on the noon buying rate in the City of New York for cable transfers in Euro as certified for United States customs purposes by the Federal Reserve Bank of New York. On June 26, 2003, the Euro/U.S. dollar exchange rate was €0.8750 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
1998(2)	—
1999	0.9954
2000	1.0747
2001	1.1342
2002	1.0531

(1)
The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.

(2)
The Euro was not introduced until January 1, 1999.

Period	High	Low
	(EUR per US$1.00)
December 31, 2002	0.9569	0.9521
January 31, 2003	0.9328	0.9230
February 28, 2003	0.9321	0.9253
March 31, 2003	0.9278	0.9152
April 30, 2003	0.9041	0.8939
May 31, 2003	0.8495	0.8484

        None of the 15 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Although the majority of our revenues, assets and expenses are denominated in Euros, most of the revenues, assets and expenses from our Brazilian investments are denominated in Brazilian Reais. Consequently, exchange rate fluctuations between the Euro and the Brazilian Real affect our revenues.

        There are two legal exchange markets in Brazil:

  •
  the commercial rate exchange market; and

  •
  the floating rate exchange market.

        The commercial rate exchange market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the commercial rate exchange market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The rate of exchange on the floating rate exchange market applies to transactions to which the rate of exchange on the commercial rate exchange market does not apply. Prior to the implementation of the Real Plan, which was introduced by the Brazilian Government in March 1995 to establish a trading band for the Real against the U.S. dollar and which resulted in the overall devaluation of the Real relative to the U.S. dollar, the prevailing selling rate for Brazilian currency into U.S. dollars on the commercial rate exchange market and the prevailing selling rate for Brazilian currency into U.S. dollars on the floating rate exchange market differed significantly at times. Since the introduction of the Real Plan, the two rates have not differed significantly, although there can be no assurance that the two rates will not differ significantly in the future. The rates of exchange on the commercial rate exchange market and the floating rate exchange market are freely negotiated but are strongly influenced by the Brazilian Central Bank.

        Between March 1995 and January 1999, the Brazilian Central Bank maintained a band within which the exchange rate between the Real and the U.S. dollar fluctuated, and the Brazilian Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the Brazilian Central Bank maintained the band between R$1.12 and R$1.22 per US$1.00. In January 1999, the Brazilian Central Bank attempted a controlled devaluation of the Real by widening the band within which the Real was permitted to trade, but subsequent Brazilian Central Bank intervention failed to keep the rate within the new band. On January 15, 1999 the Brazilian Central Bank announced that the Real would be permitted to float, with Brazilian Central Bank intervention to take place only in times of extreme volatility.

        The Brazilian government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 26, 2003, the Real/U.S. dollar exchange rate was R$2.9000 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31	Average Rate(1)
(R$ per US$1.00)
1998	1.1640
1999	1.8640
2000	1.8650
2001	2.3530
2002	2.9945

(1)
The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
December 31, 2002	3.535	3.531
January 31, 2003	3.566	3.474
February 28, 2003	3.573	3.549
March 31, 2003	3.385	3.320
April 30, 2003	2.915	2.869
May 31, 2003	2.971	2.971

Escudo

        As of January 1, 2002, we ceased to use the Escudo. Because, for the years ended December 31, 2001 and 2002, the majority of our revenues, assets and expenses were denominated in Euros, revenues, assets and expenses for years prior to the year 2001 have been translated from Escudos into Euros. All figures previously stated in Escudos have been converted to figures in Euro based on the fixed Escudo/Euro exchange rate, established on January 1, 1999 of PTE 200.482 per €1.00 or approximately €0.005 per PTE 1.00. See "—Euro".

Risk Factors

Rapidly Growing Competition From Mobile Telephone and From Other Wireline Operators Could Significantly Reduce Our Wireline Businesses' Revenues

        During 2002, approximately 36% of our consolidated revenues were derived from services provided by our fixed telephone business unit. Currently, the competition for these services comes from the rapid growth of mobile telephone services and from other wireline providers. As a result of the substitution of mobile for fixed telephone services, combined with the introduction of competition, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of activated mobile telephone cards in Portugal has overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can by-pass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a significant decline in our revenues from international wireline telephone services.

        The Portuguese telecommunications sector was opened to full competition on January 1, 2000. As a result, competitive pressure on our wireline telephone services has intensified. Other companies are now allowed to offer wireline telephone services to the general public. They can connect transmission lines they lease from us or from new network operators to our local and long distance network. They are also allowed to build their own networks.

        The decrease in wireline traffic and lower tariffs resulting from competition could significantly harm our overall revenues. See "Item 4—Information on the Company—Competition—Competition Facing PT Communicações".

A Growing Percentage of Our Revenue Is Derived From Businesses That Require Substantial Investments by Us and Are Increasingly Competitive

        During 2002, approximately 64% of our consolidated revenues were derived from businesses other than our wireline telephone services, wholesale and other traditional businesses in Portugal. These businesses include mobile telecommunications, multimedia and Internet services, and data and business solutions, particularly in Portugal and Brazil. To ensure the continued growth and success of these businesses, we have to make significant investments of both capital and personnel.

        We believe that the development of mobile telecommunications, multimedia, Internet and data and business solutions services presents our company with appreciable growth opportunities. However, the success of our mobile telecommunications, multimedia and Internet businesses is subject to increasing competition and rapid and sometimes unpredictable changes in technology. These businesses also may have unforeseen capital requirements and shifts in customer preferences and demographics. Our business and financial results could suffer:

  •
  if we fail to compete effectively in these new businesses and markets;

  •
  if we fail to obtain the financing to fund the requisite investments in these new businesses;

  •
  if we fail to adapt on a timely and efficient basis to changes in technology;

  •
  if we cannot attract and retain employees with the requisite skill level necessary to build these new businesses; or

  •
  if customer usage does not increase, or if it declines or evolves away from the technologies and businesses in which we are investing.

Burdensome Regulation in an Open Market May Put Us at a Disadvantage to Our Competitors

        The Portuguese telecommunications sector is highly competitive and is now fully open to competition. The government, however, still imposes on us regulatory restrictions and obligations dating from the previous monopoly environment. Many of the restrictions and obligations do not apply to other telecommunications operators and service providers in Portugal. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal".

Regulation of Our Interconnection Rates Could Give Other Service Providers an Unfair Competitive Advantage

        European Union and Portuguese regulations require us to allow other telecommunications network operators and service providers to connect their networks to ours and terminate calls for them. We believe the interconnection rates should reflect the cost of operating our network in Portugal. The Portuguese regulatory authorities may, however, set our rates at levels comparable to rates in other EU countries, where interconnection rates are lower than the current rates in Portugal. See "Item 4—Information on the Company—Regulation—Portugal".

The Portuguese Government Could Terminate Our Concession and Licenses

        Through our subsidiary PT Comunicações, S.A., we provide a significant number of services under a Concession and licenses granted to us by the Portuguese government. The Concession runs until 2025, with provisions for renewal. The Portuguese government can revoke the Concession after 2010 if it considers such revocation to be in the public interest. It can also terminate our Concession at any time if we fail to comply with our obligations under it. The Portuguese government can also terminate our licenses under certain circumstances. If the Portuguese government took such action, we would not be able to conduct the activities authorized by the Concession or the relevant licenses. This loss would eliminate an important source of our revenues. During 2002, we acquired the ownership of the basic network used for our fixed line services and such assets will no longer revert to the Portuguese State on termination of the Concession Agreement.

Litigation over Claims for Municipal Taxes and Fees Could Result in Liabilities for Back Taxes

        The Portuguese municipality of Oporto has claimed that as of December 31, 2001 we owe them €0.6 million in taxes and fees because our infrastructure uses their public rights-of-way. The municipality of Lisbon had also brought claims relating to similar issues which are not currently being pursued. In contesting our obligation to pay the taxes and fees claimed by the municipality of Oporto, we and the Portuguese government have relied on provisions of our wireline concession from the Portuguese government and a law enacted in 1997, which the Portuguese government intended to exempt us from this type of tax or fee.

        If the pending claims by Oporto were to be resolved against our interest, other municipalities might seek to make or renew claims against us. Portuguese law would prevent municipalities from claiming taxes for periods more than four years before the claim. If they were to make claims and prevail in lawsuits against us or the Portuguese government, we might have to pay substantial back taxes. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees".

Litigation by a Consumer Protection Association Could Result in Liabilities for Charges

        A Portuguese consumer protection association, known as DECO, has brought claims against us relating to the call set-up charges we charged to customers in 1999. In November 2002, we appealed to the Supreme Judicial Court against an adverse ruling of the Lisbon District Court. We are unable to estimate the amount of any liability should we lose the case in the Supreme Judicial Court because we cannot predict the number of subscribers who would bring a claim, the number of calls in respect of which such subscribers would claim, or whether such subscribers would be able to produce any necessary evidence in respect of such a claim. Nevertheless, if the pending case in the Supreme Judicial Court were to be resolved against our interest and subscribers representing a large number of calls were to bring claims and provide the necessary evidence, we might have to pay a substantial amount in repayment of the call set-up charges for calls in 1999. See "Item 8—Financial Information—Legal Proceedings—Claims by a Consumer Protection Association".

The Portuguese Government Holds All of Our A Shares and Such Shares Afford It Certain Special Approval Rights

        All of our A shares are held by the Portuguese government. Under our articles of association, as the holder of all of our A shares, the Portuguese government may veto a number of actions of the shareholders of our company, including the following:

  •
  election of one-third of the directors, including the chairman of the board of directors;

  •
  authorization of a dividend in excess of 40% of our distributable net income in any year;

  •
  capital increases and other amendments to our articles of association;

  •
  issuance of bonds and other securities;

  •
  authorization for a shareholder that is engaged in an activity in competition with us to hold more than 10% of our ordinary shares;

  •
  altering our general objectives, strategy or policies; and

  •
  defining our investment policies, including the authorization of acquisitions and disposals.

An ADS Holder May Face Disadvantages Compared to an Ordinary Shareholder When Attempting to Exercise Voting Rights

        Holders of our ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Portuguese law and our articles of association, to vote the ordinary shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the ordinary shares in favor of proposals supported by Portugal Telecom's board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

We Are Exposed to Exchange Rate and Interest Rate Fluctuations

        We are exposed to exchange rate fluctuation risks mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2002, cumulative foreign currency transaction adjustments related to investments in Brazil were negative €2,259.2 million. Further devaluations in the Brazilian Real could result in further negative adjustments. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity"

and "—Liquidity and Capital Resources—Exchange Rate Exposure to the Brazilian Real and the U.S. Dollar".

        All of the debt of our Brazilian subsidiaries is either Real-denominated or has been swapped into Reais and, thus, is not exposed to exchange rate fluctuations.

        We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but there can be no assurance that such instruments will continue to reduce the impact of interest rate fluctuations in the future or that these financial instruments will prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

An Economic Crisis in Brazil Could Reduce Expected Returns on Our Brazilian Investments

        A material portion of our business, prospects, financial condition and results of operations is dependent on general economic conditions in Brazil. In particular, it depends on economic growth and its impact on demand for telecommunications and other related services. Since 1998, we have made significant investments in Brazil, including in telecommunications operators, such as Telesp Celular and Global Telecom, which were contributed to Brasilcel (the 50/50 joint venture with Telefónica Móviles for mobile operations in Brazil). The major factors that could have a material adverse effect on our investments in Brazil, including Brasilcel, and on our results of operations in Brazil, including Brasilcel's, are:

        Adverse political and economic conditions.    The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. The Brazilian government has utilized salary and price controls, currency devaluation and foreign exchange controls as tools in its previous attempts to stabilize the Brazilian economy and control inflation. Changes in the government's exchange control policy, or in general economic conditions in Brazil, could have a material adverse effect on the results of our operations in Brazil. Deterioration in economic and market conditions in other countries (mainly in other Latin American and emerging market countries) may adversely affect the Brazilian economy and our business.

        Devaluation of the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 1.1% in 2000 and by 12.8% in 2001. During 2002, the Real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the Real devalued against the Euro by 81.4%. In the period leading up to, and after general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real. Although the new government has not yet departed in any material way from previous policy, we believe that it is premature to determine what policies might be implemented by the new government, whether these policies will be effective, and how investors and the capital markets will react to them. The Real has appreciated during 2003 and there are indications that the new government is doing better than expected. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including further devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy. A devaluation of the Real relative to the Euro could negatively affect the profitability and results of our operations. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        As all debt issued in Brazil is denominated in or swapped into Real, a devaluation of this currency against the Euro could decrease our total debt, although this impact could be offset by the differential between Euro and Real interest rates.

        The current international economic environment is unfavorable and the flow of foreign investments into Brazil may be diminishing. To make up for the decrease in foreign and invested capital and revenue, the Brazilian government may have to raise funds at higher interest rates. The slowdown of the U.S. economy may also adversely affect the Brazilian economy, as well as interest rates in Brazil. An increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil. In addition, such an increase would raise our interest rate costs because part of the interest on our debt, primarily Reais-denominated based on the commercial rate exchange market, is floating.

        Inflation in Brazil.    Brazil has historically experienced extremely high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 26.4% in 2002 compared to 10.4% in 2001 and 9.8% in 2000. If Brazil continues to experience significant inflation, Brasilcel may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected.

Our Strategy of Enhancing Our Mobile Operations in Brazil Through Our Joint Venture With Telefónica Móviles May Not Be Successful

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our mobile services joint venture company, Brasilcel, with Telefónica Móviles. On December 27, 2002, PT Móveis - Serviços de Telecomunicações, SGPS, S.A. or PT Móveis, which holds our interests in international mobile telecommunications companies, and Telefónica Móviles transferred their direct and indirect interests in Brazilian mobile operators to the joint venture company, named Brasilcel, with headquarters in the Netherlands.

        As in any joint venture, it is possible that Telefónica Móviles and we will not agree on Brasilcel's strategy, operations or other matters. Any inability of Telefónica Móviles and us to jointly operate Brasilcel could have a negative impact on Brasilcel's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Brasilcel will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the joint venture will be realized. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

Regulation May Have a Material Adverse Effect on Brasilcel's Results

        Our mobile business in Brazil is subject to certain regulatory restrictions and obligations relating to licenses, competition, taxes and rates (including interconnection rates) applicable to mobile telephone services. Changes in the regulatory framework and the opening of the market to other competitors in the mobile telecommunication sector may have a negative impact on Brasilcel's revenues and results of operations. Moreover, Brasilcel's operating subsidiaries are restricted from increasing some of the rates that they charge for services provided even if the devaluation of the Real and an increase of interest rates by the Brazilian government increase their costs. Such circumstances may have a material adverse effect on Brasilcel's results of operations.

The Conditions Applying to Brasilcel's Subsidiaries Under the New SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations

        In September 2000, ANATEL introduced a new mobile services licensing regime, or SMP. The new regime permits existing mobile service providers operating under concessions to migrate to the new regime and become SMP license holders. Each of Brasilcel's subsidiaries has migrated to the new regime and now holds a SMP license instead of their previous concessions.

        The new SMP regime imposes restrictions on the provision of wireline services. As a result of the restrictions, because ANATEL considers Brasilcel's subsidiaries to be affiliated with Telefónica, which provides wireline long distance services in the state of São Paulo and was awarded a license to provide such services nationwide, ANATEL will not award a wireline long distance license to any of Brasilcel's subsidiaries. As a result, Brasilcel's subsidiaries no longer receive revenues from long distance services but receive revenues from interconnection fees paid by wireline long distance operators for long distance traffic originating and terminating on their networks. The interconnection fees may not compensate for the loss of long distance revenues and as a result overall revenues of Brasilcel's subsidiaries may be significantly reduced. See "Item 4—Information on the Company—Regulation—Brazil—SMP Regulation".

Interconnection Negotiations May Not Result in Sufficiently Remunerative Revenues for Terminating Calls on the Mobile Networks of Brasilcel's Subsidiaries and May Negatively Affect our Revenues

        Under the new SMP regime, interconnection fees for termination of calls on mobile networks will be determined by commercial negotiation between Brasilcel's subsidiaries and the wireline operators after June 30, 2004. Because a significant number of mobile subscribers use prepaid mobile services and typically receive more calls than they make, Brasilcel's subsidiaries derive an important part of their revenues from the interconnection fees paid to them by the wireline operators due to traffic originating on wireline networks and terminating on their mobile networks. If the interconnection fees are reduced, operating revenues may be negatively affected as a result.

Brasilcel Faces Substantial Competition in Each of its Markets that may Reduce its Market Share and Harm our Financial Performance

        Several licenses have been granted for mobile telecommunications services in the areas where Brasilcel's subsidiaries operate since the opening of the Brazilian market for mobile telecommunications services in 1998. The introduction of the SMP regime has further increased the number of licensees, which has intensified competition. There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within the market, for example if financially stronger companies are better positioned to compete with Brasilcel's subsidiaries or if some brand names become better known than others. Brasilcel's subsidiaries may be unable to respond adequately to pricing and other competitive pressures resulting from consolidation, which would adversely affect their businesses, financial condition and results of operations. The level of competition from wireline service providers is also increasing. Failure by Brasilcel's subsidiaries to compete successfully could result in them losing market share and revenues. For more information about the various bands of licenses granted for mobile services in Brasilcel's coverage areas and competing operators, see "Item 4—Information on the Company—Competition—Competition Facing Our Mobile Businesses—Telesp Celular in Brazil".

ITEM 4—INFORMATION ON THE COMPANY

Overview

        Portugal Telecom's legal and commercial name is Portugal Telecom, SGPS, S.A. Portugal Telecom is a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Republic of Portugal. The company was originally incorporated as Portugal Telecom, S.A., a sociedade anónima in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701 and our facsimile number is +351 21 355 6623. Portugal Telecom's agent for service of process in the United States is CT Corporation System at 111 Eighth Avenue, New York, New York 10011. Our home page is located at www.telecom.pt. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

        We provide telecommunications and multimedia services in Portugal and Brazil, as well as in other international markets. Our service offering covers a full range of:

  •
  fixed line telephone services for retail and wholesale customers, leased lines, interconnection and distribution of programming for TV and radio broadcasters;

  •
  data and business solutions, such as data communications, business-to-business e-commerce and data and networking solutions, solutions using Internet protocol, or IP, as well as outsourcing telecommunications systems;

  •
  mobile telecommunications services, such as voice, data and Internet-related services, as well as sales of mobile equipment in Portugal, Brazil and other international markets;

  •
  multimedia services, such as cable and satellite television services and TV programming, film distribution and screening, newspaper publishing and distribution, radio programming and Internet access, portal and e-commerce services; and

  •
  sales of telecommunications equipment in Portugal.

        In Portugal, we are the leading provider of all of these services. The provision of fixed line telephone services in Portugal continues to account for a large proportion of our revenues (27% during 2002) as compared to revenues derived from any other line of business in our group. In Brazil, we have a leading position in the mobile market. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles, the Spanish telecommunications company, pursuant to which we created a new mobile telecommunications services company in Brazil, Brasilcel, on December 27, 2002. See "—Joint Venture with Telefónica Móviles in Brazil", below.

        We are focusing our efforts on market segments and businesses that have the potential for high growth, and we are positioning our company as the leading integrated supplier of a full range of telecommunications services in Portugal. We derive an increasing share of our revenues from new services in fast-growing businesses in Portugal and Brazil, such as the mobile voice and data services, multimedia and Internet services and data and business solutions listed above.

        The telecommunications market is increasingly characterized by new opportunities resulting from technological development, the growth in demand for mobile and Internet-related services and the increasing use of information technology in telecommunications services. Our objectives are to:

  •
  exploit new growth opportunities in service areas, such as mobile services, multimedia and Internet services and data and business solutions in Portugal, Brazil and other international markets;

  •
  continue to leverage our experience as the leading provider of all these services in Portugal and pursuing opportunities for growth in Brazil and in other international markets; and

  •
  capitalize on our leading position in the Portuguese market for fixed line services to preserve the profitability and cash flow of these businesses.

Our Businesses

Business Units

        Our market is characterized by increasing competition and rapid technological change. In 1999, the board of directors of Portugal Telecom adopted a plan to reorganize the company to better position it in this competitive market. As part of our reorganization, Portugal Telecom changed its name and corporate purpose from Portugal Telecom, S.A., a telecommunications operating company, to Portugal Telecom, SGPS, S.A., a group holding company, and we aligned our subsidiaries according to business lines. Portugal Telecom's business unit subsidiaries are held by Portugal Telecom in its role as holding company. We are currently in the process of integrating different functions across the board, with particular emphasis on information systems (PT Sistemas de Informação), research and development capabilities (PT Inovação) and back office activities (PT Pro). Additionally, we have created a central purchasing unit, PT Compras, which will be operated as a separate company responsible for all purchasing of the PT group. See "Item 5—Operating and Financial Review and Prospects—Overview—Our Business Reorganization and Revenue Reporting Categories".

        The diagram below presents our corporate structure, taking into account our reorganization:

        The business unit subsidiaries hold subsidiaries through which they operate in Portugal, Brazil and other countries. In our discussions of these businesses below, we have provided diagrams of the organizational structures of PT Prime, SGPS, S.A., or PT Prime, PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A., or PT Multimedia, and PT Móveis.

PT Comunicações

        PT Comunicações holds and operates our fixed line network. We provide fixed line telephone services pursuant to a Concession granted to us by the Portuguese government and transferred to PT Comunicações pursuant to decree Law 219/2000 of September 9, 2000. On December 11, 2002, PT Comunicações entered into a definitive agreement to acquire full ownership of the basic telecommunications network from the Portuguese Government for €365 million, which includes the 2002 Concession rental payment of €16.6 million. Since then, PT Comunicações owns the basic telecommunications network.

        Our fixed line services are based on the use of the fixed line network. They consist of:

  •
  fixed line telephone services for retail customers, including public domestic and international call services;

  •
  wholesale services, including leased lines, transmission of television and radio signals and interconnection services, including Internet interconnection; and

  •
  telecommunications equipment sales and other revenues.

        Fixed Line Telephone Services—General.    Our group's largest business is providing public fixed line telephone services in Portugal to retail customers. This business area provided €1,512.1 million, €1,712.8 million and €1,541.2 million to our consolidated operating revenues during 2002, 2001 and 2000, respectively. Subscribers to our public fixed line telephone services are charged for network access on the basis of a monthly line rental as well as rates based on amount and type of usage in addition to an initial installation fee. Since January 1, 2000, public switched fixed line telephone services in Portugal have been fully open to competition.

        As a result of the introduction of competition, combined with substitution of mobile for fixed-line services, we have experienced, and may continue to experience, increased erosion of market share of both access lines and of outgoing domestic and international traffic. See "—Competition—Competition Facing PT Comunicações."

        Our consolidated financial statements do not classify our telephone services revenues according to type of service or traffic. However, we distinguish two principal types of telephone services:

  •
  Domestic Fixed Line Telephone Services: these include domestic telephone services provided by PT Comunicações directly to subscribers that originate or terminate calls on its fixed line network; and

  •
  International Fixed Line Telephone Services: these include international telephone services provided by PT Comunicações directly to users that originate calls on its fixed line network or receive incoming calls from outside Portugal and also include calls which pass through but do not terminate or originate on its network, or transit traffic.

        Traffic.    Measured in minutes, total fixed line traffic originating on PT Comunicações' fixed line network decreased by 5.5% during 2002, compared with 2001. The decrease was primarily due to the effects of mobile substitution, the migration of heavy dial-up Internet users to ADSL and a more challenging economic environment. During the five-year period from 1998 through 2002, total traffic originating on the network increased by an average of 6.0% per year, although 2002 was the first year in which it decreased. The chart below sets forth the rate of growth or decrease of traffic originated on our fixed line network.

Total Growth of Originated Traffic

        The following table shows the breakdown of fixed line traffic originated on our fixed line network among mobile, Internet and data and other domestic and international traffic for the periods indicated.

	Year ended December 31,
	1998		1999		2000		2001		2002
	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)
Domestic	10,633	82.1	9,972	69.4	8,933	53.7	7,431	43.0	6,480	39.6
International	384	3.0	410	2.8	413	2.5	411	2.4	402	2.5
Fixed-to-Mobile	743	5.7	1,083	7.5	1,290	7.8	1,215	7.0	1,119	6.8
Internet	1,100	8.5	2,800	19.5	5,630	33.8	6,920	40.0	6,581	40.3
Other	96	0.7	114	0.8	379	2.2	1,319	7.6	1,758	10.8

Total	12,956	100.0	14,379	100.0	16,645	100.0	17,296	100.0	16,340	100.0

        During 2002, Internet-related traffic accounted for approximately 40% of the total traffic originated on the fixed line network compared with 40% during 2001. We estimate that in 2002, each Internet access call on the fixed line network averaged approximately 17.5 minutes. This compared with only 2.6 minutes for the average voice telephone call. However, PT Comunicações receives less revenue for Internet traffic than voice traffic on a per-minute basis. Internet-related traffic generates €0.0075 of revenue per minute as compared with voice-related traffic which generates €0.0828 of revenue per minute. According to an ANACOM administrative decision of February 21, 2001, PT Comunicações changed its billing structure for Internet service. The present billing regime accommodates two different types of billing arrangements. Under the first method, ISPs pay a call origination charge to PT Comunicações, and, if the ISPs request that PT Comunicações invoice customers on their behalf, they pay PT Comunicações the correspondent invoicing charge. Under the second method of billing, PT Comunicações charges the ISPs a wholesale flat rate and the ISPs bill their own customers. For additional information, see "Item 5—Operating and Financial Review and Prospects—Overview—Internet Interconnection Charges".

        PT Comunicações is required to provide carrier selection to its customers on all kinds of traffic. See "—Regulation—Portugal—Number Portability and Carrier Selection." Carrier selection has not yet resulted in large-scale reduction in its traffic.

        Except for customer pre-selection and Internet traffic, PT Comunicações accounts for traffic originating on its network in its fixed line telephone services unit. Traffic originating on other networks but terminating on PT Comunicações' network is allocated to its wholesale unit. Until the fourth quarter of 2000, PT Comunicações did not "own" traffic that originated on its network and terminated on mobile networks. It collected the revenues for such traffic and transferred them to the mobile network operators which then repaid PT Comunicações the amount allocable to the fixed line portion of the call under its interconnection agreements. This repayment was accounted for by PT Comunicações as wholesale revenues. Since October 1, 2000, PT Comunicações "owns" this traffic. As a result, PT Comunicações bills its customers for fixed-to-mobile traffic, while mobile operators charge PT Comunicações for call termination. PT Comunicações allocates the retained revenue to its fixed line telephone service revenue. As a result of this change, PT Comunicações' absolute margins have not changed, but its percentage margins decreased. See "—Wholesale Services—Traffic", below.

        Fixed Line Network.    PT Comunicações maintained approximately 4.1 million main lines in service at December 31, 2002, excluding external supplementary lines, direct extensions and active multiple numbers. Because of their large capacity, we count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. Using this counting convention, total main lines included approximately 826,000 equivalent ISDN lines. Of the total number of main lines, approximately 67%

were used for residential subscribers, 32% were used for business subscribers and 1% were used for public pay phones.

        The following table shows the numbers of our main lines by category.

	As of December 31,
	1998	1999	2000	2001	2002
Fixed line main lines in service (thousands)
Traditional main lines	3,803	3,753	3,650	3,501	3,317
ISDN main line equivalents	314	477	653	800	826
Total	4,117	4,230	4,303	4,301	4,143
PTC fixed line main lines per 100 inhabitants	40.6	41.5	41.9	42.3	41.9
Public pay phones (thousands)	40.0	42.5	44.6	45.5	43.8

        Over past years, PT Comunicações made significant investments to meet subscriber demand for lines and to modernize its fixed line network. As a result, the number of PTC's main lines per 100 inhabitants more than doubled from 20.9 fixed line main lines at the end of 1989 to approximately 41.9 fixed line main lines at the end of 2002.

        In September 1999, the number of activated mobile cards (the mobile equivalent of main lines) overtook the number of fixed line main lines in Portugal, and traffic that once was transmitted in whole or in part on our fixed line network is being carried on our mobile network or on the network of other mobile operators. PT Comunicações is addressing this trend by encouraging increased use of its fixed line network for Internet and other data services.

        All of PT Comunicações' local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits PT Comunicações to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2002, PT Comunicações was providing approximately 1,222,000 voicemail boxes.

        PT Comunicações' fixed line network includes ISDN lines, which transmit voice and data at higher rates than analog lines. PT Comunicações has offered ISDN services commercially since 1994. It offers a basic-rate service, which provides two communications channels. PT Comunicações also offers a primary-rate service which provides up to 30 communications channels. At the end of December 2002, PT Comunicações had 269,000 subscribers to the basic-rate ISDN service and 9,600 subscribers to the primary-rate ISDN service.

        The following chart sets forth the number of ISDN equivalent main lines at the end of each of the last five years:

        By the end of 2002, ISDN lines represented 19.9% of PT Comunicações' total equivalent fixed line main lines, as compared with 18.6% one year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and PT Comunicações' ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

        PT Comunicações has started to deploy higher-speed ADSL lines and has launched ADSL service on a wholesale basis in Lisbon and Oporto, covering 78% and 68% of those cities, respectively. In 2002, ADSL services were made available in the rest of Portugal, increasing total coverage throughout Portugal to 60.7%.

        PT Comunicações' had 0.3 billing complaints per 1,000 bills and 10.2 reported faults per 100 main lines in the year ended December 31, 2002. The percentage of faults repaired in less than 12 working hours was 88.1% in the year ended December 31, 2002, compared with 76.3% in 2001. This increase in the percentage of faults repaired was due in part to heavy rainfall and floods in Portugal in the beginning of 2001 that caused customers to experience a greater number of faults in 2001 than in 2002. PT Comunicações offers residential customers detailed billing on request without extra charge.

        Fixed Line Telephone Services—Marketing.    PT Comunicações is increasing its marketing efforts towards customers loyalty and promoting increased usage of its wireline telephone services:

        Promotional Efforts and Market Analysis.    PT Comunicações has increased its promotional and marketing campaigns. It wants the public to recognize that it provides better service and more attractive billing packages than its competitors. PT Comunicações is aggressively promoting the sale of minutes of fixed line network time for traditional voice services as well as connection to the Internet through:

  •
  the launch of the ADSL wholesale service;

  •
  the offering of special tariffs on "PT Days" (Mother's Day, Father's Day, Valentine's Day) and on special occasions and holidays such as Christmas;

  •
  the launch and promotion of innovative products and services, such as the voice portal, "FM Voice Mail Service," a fixed-mobile convergence service, the multilingual "Hello CardPT", "PT Cyberlan Free", integrated Internet/Intranet and fax solutions services designed for small and medium-sized enterprises, "PT Netbiz", "PT NetBox", "PT Confort", "PT Free", "PT Cyberkit RDIS Plus", "PT Central Free" and "PT Centralphone";

  •
  the promotion of Voice Mail, Voice Mail Familiar and other service facilities such as call forwarding or call waiting;

  •
  the promotion of special pricing packages, namely "Local+," "PT 1a Vez," "Family and Friends" and "Poupadinha Domingo," addressed both to the residential and business markets and designed to promote domestic and international traffic, the launch of PT Option plans; and

  •
  the launch of "the netPoint", a new public phone cabin which allows the use of Internet services and the making of calls simultaneously.

        Internet customers can also profit from special programs created by PT Comunicações that provide special conditions to access and use of PT Comunicações' network. PT Comunicações also plans to sell higher-speed Internet access, including ADSL services to take advantage of the growing use of Internet services in Portugal and of the group's various Internet-related services.

        PT Comunicações uses market research programs to evaluate customer satisfaction and service quality and to help develop products. PT Comunicações focuses its marketing on different segments of its residential and business market. It has a state-of-the-art billing and customer information system and a marketing information database that combines usage and other data.

        Targeted Subscriber Packages.    PT Comunicações has targeted its products and pricing packages to specific segments of the retail market, such as family groups and small and medium-sized enterprises.

        Customer Care.    To provide support and marketing services to its residential and business customers, PT Comunicações has developed a network of regional organizations and retail service centers. In addition, it has separate call centers dedicated to increasing services to its residential and business customers. The call centers are interconnected and cover the whole country. This system allows PT Comunicações' customer service representatives to access the history of customers' telephone use and commercial dealings with PT Comunicações.

        Increased Selling Efforts.    PT Comunicações has developed its distribution network through its retail service centers and agents such as supermarkets and other retail outlets. Its customer support system enables it to develop strategies to sell new and expanded services to its customers. In addition, PT Comunicações is expanding its telemarketing activities, addressing both residential and small and medium-sized enterprise marketing segments and developing more proactive and closer relationships with its customers.

        Fixed Line Telephone Services—Domestic.    PT Comunicações estimates that domestic fixed line telephone services generated operating revenues of €1,291.8 million in 2002, €1,502.3 million in 2001 and €1,289.2 million in 2000. PT Comunicações estimates that in 2002, 51.3% of these domestic fixed line telephone service revenues came from traffic charges and 48.7% came from fixed charges, compared to an estimated 57.5% of these domestic fixed line telephone services revenues coming from traffic charges and 42.5% coming from fixed charges in 2001. Fixed charges include installation charges, a monthly subscription charge and telephone set rental charges.

        Traffic.    PT Comunicações estimates that, as measured in number of minutes, total originating traffic generated by its domestic fixed line telephone services decreased by 5.6% in 2002 over 2001. This decreased usage was driven by decreased voice usage. PT Comunicações estimates that there was a decrease in total domestic traffic on its fixed line network of 3.8% in 2002 compared with 2001. In terms of minutes, its estimated market share reduced by 2.9 percentage points to 89.3% in 2002. This reduction in its market share was in line with its expectations. PT Comunicações believes this reflects the overall impact of competition on our business. See "—Competition—Competition Facing PT Comunicações".

        Prices.    PT Comunicações charges its domestic fixed line telephone subscribers a one-time installation charge, monthly line rental fees and traffic fees for calls. As of December 31, 2002, the installation charge was €71.83. The standard line rental fee is €11.85 per month for standard lines and €23.89 per month for ISDN basic lines, in each case excluding value-added tax. In 1999, its charging system for traffic was based on a fixed line price pulse. On January 1, 2000, PT Comunicações introduced a system for charging its customers on a per-second basis, after a time credit included in the initial call price. PT Comunicações has three domestic tariffs: local, regional and national. Between the end of 1998 and the end of 2002, weighted average prices for domestic fixed line telephone services decreased by 6.1% per year in nominal terms. Compared with 2001 over the course of 2002, domestic prices decreased a further 0.9% in nominal and annual terms. PT Comunicações is committed to change its prices annually in accordance with our pricing convention. See "—Regulation—Portugal—Pricing of Fixed Line Services".

        The chart below illustrates changes in PT Comunicações' prices and fees from 1998 through 2002. The call prices from 1998 through 2002 are for a three-minute call at peak rates in 2002 constant prices. All prices are in Euros and exclude VAT.

Principal Prices and Fees for Domestic Fixed Line Telephone Services(1)

	As at December 31,
	1998	1999	2000(2)	2001	2002
Local call prices	0.10	0.10	0.13	0.12	0.12
Regional call prices	0.34	0.31	0.31	0.24	0.23
National call prices	0.77	0.66	0.42	0.35	0.33
Installation fee	81.78	79.94	77.69	74.41	71.83
Line rental per month	11.41	11.66	12.08	12. 27	11.85

(1)
Amounts rounded to nearest hundredth.

(2)
For a three-minute call the prices are greater in 2000 than in previous periods due to the new per-second pricing.

        Prices for local, regional and national calls did not change in 2002. The average annual reduction in 2002 for the basket of prices was about 0.13% in nominal terms. PT Comunicações' pricing structure has come more into line with pricing structures in the rest of the EU over the last eight years. The following table compares its estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2002.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2002
	EU Average	Portugal
Local call prices	0.039	0.040
Regional call prices	0.064	0.078
National call prices	0.071	0.111

        To increase its price competitiveness, PT Comunicações is promoting innovative differentiated pricing plans for market segments. For example, it offers various plans specially designed for business customers as well as other plans for residential customers. PT Comunicações also offers a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society.

        Fixed Line Telephone Services—International.    PT Comunicações estimates that operating revenues from international fixed line telephone services were €220.3 million in 2002 compared with €210.5 million in 2001 and €223.2 million in 2000 (which, consistent with our current method of accounting, excludes the amount of €28.7 million related to incoming traffic in 2000 that was included at that time in fixed line telephone services revenues). Revenues from international fixed line telephone services come primarily from charges to its individual and business subscribers in Portugal for outgoing calls. PT Comunicações must pay a portion of these charges to other international operators whose facilities carry the calls. The other primary source of revenue from international fixed line telephone services is receipts from the calls of other international telecommunications operators that PT Comunicações carries and that terminate with PT Comunicações' customers on a joint or correspondent basis. Payments between PT Comunicações and other international operators for incoming and outgoing calls are made in accordance with bilateral settlement arrangements referred to as "accounting rates" in the telecommunications industry. These arrangements include agreements on rates payable for incoming and outgoing calls. See "—Accounting Rates" below. In 2002, 2001 and in 2000, PT Comunicações' revenues from international fixed line telephone services decreased while international traffic continued to grow. This decrease in revenues resulted from decreases in international accounting rates and decreases in prices for outgoing international calls. PT Comunicações expects these decreases to continue.

        Traffic.    The table below shows the total incoming and outgoing international traffic and international transit traffic carried by PT Comunicações during the period 1998 through 2002.

International Traffic and Transit Traffic
(millions of minutes, except as indicated)

	Year ended December 31,
	1998	1999	2000	2001	2002
Outgoing traffic	470	539	620	721	745
Growth in total outgoing traffic (% per annum)	20	15	15	16	3
Incoming traffic	712	797	897	1,000	1,013
Growth in total incoming traffic (% per annum)	13	12	13	12	1
Ratio of incoming to outgoing	1.51	1.48	1.45	1.39	1.36
Switched transit traffic	39	30	35	32	64
Growth (decrease) in switched transit traffic (% per annum)	(11)	(25)	17	(11)	103

        PT Comunicações believes that the total amount of international traffic has grown in recent years principally because it has reduced traffic charges, developed new services and increased the capacity and quality of international services. International prices decreased on average by 0.4% over the course of 2002. With the introduction of full competition in the Portuguese fixed line telephone services market at the beginning of 2000, competitors may now provide international connections without using PT Comunicações' network. PT Comunicações has been encountering competitive pricing from new entrants to the international fixed line telephone services market. In 2002, the share of the market of our wireline businesses (including both PT Comunicações and PT Prime) in international traffic was approximately 76.7% compared with 76.3% in 2001.

        In percentage terms, PT Comunicações estimates that fixed line traffic accounted for approximately 54% of the Portugal Telecom group's total outgoing international traffic and approximately 63% of total incoming international traffic in 2002, as compared to 57% and 65% in 2001 and 67% and 71% in 2000, respectively. These reductions, which PT Comunicações expects to continue, are due to the growth of international mobile traffic and traffic originated on other fixed line operators in substitution for PT Comunicações' international fixed line telephone services. To the extent that PT Comunicações transmits outgoing or incoming calls for mobile networks, operating revenues from such international mobile traffic is accounted for in its wholesale services category. The costs of payments to other international operators are accounted for as costs of telecommunications. The increase in international mobile traffic contributed substantially in 2000, 2001 and 2002 to increases in wholesale operating revenues and the costs of telecommunications. See "Item 5—Operating and Financial Review and Prospects—Results of Operations".

        Accounting Rates.    Historically, the amount of incoming traffic has been significantly greater than the amount of outgoing traffic. As a result of this imbalance, PT Comunicações receives higher payments from other international telecommunications operators than it pays out to these operators. PT Comunicações negotiates the amount of the payments with these operators periodically.

        In recent years, the accounting rates among operators have been declining steadily, both for incoming and outgoing traffic. PT Comunicações estimates, however, that, on an aggregate basis in Euros, termination rates for international traffic at the end of 2002 decreased by a weighted average of approximately 0.2% for incoming traffic and decreased by 25.4% for outgoing traffic as compared to the end of 2001.

        With the opening of competition in the Portuguese market on January 1, 2000, international telecommunications operators are now able to provide services directly in Portugal. They can lease lines from PT Comunicações or obtain international lines from other operators and then interconnect with PT Comunicações' fixed line network. The revenues PT Comunicações receives from such services are interconnection fees and thus fall into the wholesale business category of its fixed line businesses. As a result, while its share of the international market has declined, increases in PT Comunicações' wholesale business have, to a substantial extent, offset this decline.

        Prices.    PT Comunicações sets traffic charges for international fixed line telephone services in a number of different groups of countries. Within each group, it charges different prices according to the time of day and the day of the week that the customer makes the call.

        Between the end of 1998 and the end of 2002, PT Comunicações experienced aggregate reductions in real terms of 42% in international traffic. These included an average reduction in nominal terms of 0.4% for international calls over the course of 2002.

        The table below shows changes in prices for our international fixed line telephone services to selected destinations since 1998. The prices for 1998 through 2002 are peak rate prices per minute on the basis of a three minute call, set at 2002 constant prices. They are in Euros and exclude VAT.

Selected Prices for the International Services(1)

	As of December 31,
	1998	1999	2000	2001	2002
EU(2)	0.43	0.38	0.29	0.28	0.27
Other European countries(3)	0.78	0.70	0.67	0.63	0.61
United States	0.53	0.38	0.30	0.29	0.28
Canada	0.53	0.39	0.30	0.29	0.28
Brazil	0.95	0.70	0.67	0.59	0.57

(1)
Euro amounts rounded to nearest hundredth.

(2)
Including Switzerland.

(3)
Excluding Norway and Iceland.

        Wholesale Services.    PT Comunicações' wholesale services consist of:

  •
  domestic and international interconnection telephone services that it provides to other telecommunications service providers in Portugal, including other companies in our group;

  •
  leasing of Portuguese and international lines to other telecommunications service providers and Portuguese cable television operators, including other companies in our group;

  •
  transmission of television and radio signals for major broadcast television companies in Portugal; and

  •
  Internet interconnection services, which it began to provide to ISPs in Portugal, including ISPs in our group, in June 2001.

        Consolidated operating revenues from PT Comunicações' wholesale services provided to companies outside our group were €269.2 million in 2002, €268.1 million in 2001 and €218.1 million in 2000.

        Interconnection.    Interconnection traffic comprises about 40% of PT Comunicações' wholesale business in terms of revenues. The service providers who purchase interconnection services include mobile telephone network operators, data communications providers, Internet service providers and value-added service providers. Providing interconnection services means allowing third parties to connect their networks to PT Comunicações' network, and vice versa. This interconnection is necessary, for example, to allow calls or data signals that originate on another network to terminate on PT Comunicações' network, and vice versa. Since the introduction of full competition into the Portuguese telecommunications market on January 1, 2000, PT Comunicações has begun to provide interconnection telephone services to 11 other operators of public switched voice telephone networks, although traffic volume has been low. PT Comunicações has interconnection rates for call termination, call origination, transits and international interconnection. At this time, interconnection rates per minute for call termination include local transit rates equal to €0.82, single transit rates equal to €1.20 and double transit rates equal to €1.76, each based on a three-minute call made during peak hours. PT Comunicações also classifies value-added services, including audiotext services, on an interconnection basis. PT Comunicações published the latest version of its reference offer for unbundled access to our local loops on December 27, 2002, and since then has made available to its competitors, where technical and space conditions are available, all of the local switches, 14 of which are co-located. See "—Regulation—Portugal—Unbundling of the Local Loop" and "—Regulation—Portugal—Number Portability and Carrier Selection".

        On February 21, 2001, ANACOM issued an administrative decision instructing PT Comunicações to submit a reference Internet access offer proposal changing its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and establishing maximum prices that PT Comunicações is permitted to charge ISPs for Internet access service. PT Comunicações published such a proposal on March 1, 2001. As discussed below in "Item 8—Financial Information—Legal Proceedings," PT Comunicações has submitted a claim to the Lisbon administrative court requesting relief from this decision and contesting its legality. See also "—Regulation—Portugal—Internet Interconnection".

        Leased Lines.    PT Comunicações leases lines to other telecommunications providers for mobile and data communications services, including our subsidiaries and competitors. Since 1996, PT Comunicações has leased lines to resellers who offer voice services to corporate networks and closed user groups. Leased line service involves making a permanent point-to-point connection for voice and data traffic between two geographically separate points.

        PT Comunicações' Concession requires it to provide leased lines to third parties. ANACOM defined a minimum set of leased lines as including 2-wire and 4-wire traditional lines and 64 kbit/s to 34 Mbit/s digital lines. PT Comunicações is also providing higher capacity 140 Mbit/s digital lines and higher to third parties in Portugal.

        The three current mobile telephone operators, our subsidiary TMN, Vodafone and Optimus, are among PT Comunicações' largest leased line customers. PT Comunicações leases lines to TMN and to our other subsidiaries PT Prime, Telepac and TV Cabo on a basis that does not discriminate against other customers. PT Comunicações expects that the opening of the Portuguese telecommunications market to competition and the entrance of new service providers will significantly increase its leased line services in the next few years. PT Comunicações also expects to face more competition from new leased line providers. This increased competition will probably cause it to reduce its leased line prices further.

        PT Comunicações leased approximately 57,700 lines on a wholesale basis at the end of 2002 to other telecommunications service providers in Portugal, including other companies in our group. Compared with about 58,800 lines at the end of 2001, this represents a decrease of approximately 1.8%. PT Comunicações had 1,421,000 64 Kbps equivalent leased lines at the end of 2002, a decrease of 3.6% compared with 2001. The largest portion of wholesale leased lines is provided to mobile operators and data and Internet service providers. Of the total wholesale leased lines at the end of 2002, 98.6% were digital in terms of capacity.

        Traffic.    Wholesale services traffic is generated by the interconnection portion of PT Comunicações' wholesale business. Its revenues from leased lines and television signal transmission do not depend on traffic levels. Domestic traffic generated by PT Comunicações' wholesale interconnection services increased by 3.2% in 2002 compared with 2001. This increase was primarily due to increases in indirect access traffic. The following table sets forth the total amount of wholesale services domestic traffic on PT Comunicações' fixed line network during the period 1998 through 2002.

Wholesale Services Domestic Traffic
(millions of minutes)

	Year ended December 31,
	1998	1999	2000	2001	2002
Mobile	763	1,192	1,172	1,061	998
Internet	1,100	2,800	5,630	6,916	6,687
Other	97	114	594	2,336	2,960

Total	1,959	4,106	7,396	10,313	10,645

        The traffic figures for mobile include fixed-to-mobile, mobile-to-fixed and mobile-to-mobile traffic between different networks. Since October 1, 2000, fixed-to-mobile traffic has been allocated to PT Comunicações' fixed line telephone services revenues instead of PT Comunicações' wholesale business revenues. The data presented for previous years was adjusted in accordance with this allocation. See "—Fixed Line Telephone Services—General—Traffic", above.

        PT Comunicações estimates that international wholesale mobile traffic accounted for approximately 43% of the Portugal Telecom group's total outgoing international traffic and approximately 37% of total incoming international traffic in 2002. PT Comunicações estimates that, in 2001, these percentages were approximately 38% and 35%, respectively.

        Prices.    The net prices and fees PT Comunicações receives from providing access to its fixed line network on a wholesale basis are less per minute than those it charges for domestic and international fixed line telephone services. PT Comunicações has entered into a variety of different pricing arrangements for providing access to its fixed line network. PT Comunicações usually negotiates the amount of these prices with the service provider. The prices usually include a negotiated volume-based discount.

        Domestic interconnection revenue per minute for calls terminated on our network declined by 17% in nominal terms in 2002 compared with 2001. International interconnection revenue per minute increased by 2.9% in nominal terms in 2002 compared with 2001. In accordance with EU and Portuguese regulation, PT Comunicações' interconnection prices are cost-oriented and non-discriminatory.

        Since December 31, 2000, there have been no restrictions on leased line pricing, and PT Comunicações is able to negotiate freely prices for leased lines. See "—Regulation—Pricing of Fixed Line Services". PT Comunicações does not discriminate on prices between retail customers and customers that provide services to other providers, such as data network service providers and Internet service providers, although it does offer discounts according to the usage of the customer.

        Fixed Line Sales and Other Revenues.    PT Comunicações sells telecommunications equipment and other related items in Portugal. It also provides telex and telegraphy services, maritime mobile services, submarine cable and satellite maintenance services and earns other supplementary revenues generated by services rendered by other fixed line businesses. These fixed line sales and other services generated operating revenues of €201.7 million during 2002, €203.8 million in 2001 and €197.2 million in 2000. These revenues include revenues from our directories business, which amounted to €139.1 million in

2002, €136.8 million in 2001 and €131.7 million in 2000. We subcontract to Páginas Amarelas (an associated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space. Currently, the provision of yellow page directory services is not subject to significant competition.

PT Prime

        PT Prime SGPS, S.A., or PT Prime SGPS, focuses through its operating subsidiaries on corporate customers, including the top 6,500 companies in Portugal, that have a need for complex telecommunications solutions. It offers those customers data and business solutions, such as:

•	low speed data communications	•	consultancy services
•	digital leased lines	•	web design and site management
•	broadband data	•	fixed line and mobile convergence services
•	networking and systems integration solutions	•	business-to-business e-commerce
•	Internet-related services and applications including Intranet and Extranet services	•	housing and hosting solutions, including ASP and enterprise resource planning, or ERP
•	interactive systems and related applications	•	telephone services using Internet protocol
•	outsourcing of telecommunications application systems

        PT Prime SGPS, through its operating subsidiaries, is the leading supplier of the full range of these services in Portugal. Operating revenues from this business amounted to €264.9 million in 2002, €215.9 million in 2001 and 176.8 million in 2000. Currently, we hold 100% of the share capital of PT Prime SGPS.

        PT Prime SGPS holds subsidiaries engaged in different types of services as follows:

(1)
During the fourth quarter of 2002, PT Prime disposed of its 100% interest in PrimeSys to PT Brasil, our fully owned holding company for Brazilian operations other than our mobile businesses.

(2)
In October 2002, PT Prime SGPS sold its 63.61% interest in Megamédia to PT Sistemas de Informação. See "PT Sistemas de Informação, PT Inovação, PT Pro and PT Compras", below.

        PT Prime SGPS offers data communications services in Portugal through PT Prime, S.A., or PT Prime, and has set up Tradecom, S.A., or Tradecom, for its business-to-business e-commerce activities. PT Prime SGPS provided data communications services in Brazil through PrimeSys until November 30, 2002, when this subsidiary was sold to PT Brasil, and also interactive IT consulting and web-enabling services through Megamédia until October 2002, when this subsidiary was sold to PT Sistemas de Informação.

        PT Prime, S.A.    PT Prime offers corporate customers in Portugal a "one-stop-shop" for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing. PT Prime SGPS holds 87.5% of the share capital of PT Prime. SIBS, the Portuguese entity operating the ATM network and the inter-bank payment system, holds the remaining 12.5%.

        Services.    PT Prime is the focal point for our group's interface with corporate customers in Portugal for our data, Internet, fixed line and mobile services. PT Prime has developed a full range of telecommunications services, and it integrates these services, as well as other services within the group, such as fixed line services provided by PT Comunicações and mobile services provided by TMN, to provide its customers with packaged groups of services. In addition, PT Prime has its own license to provide a full range of telecommunications and related services in Portugal. By combining its communications capabilities with its software-based integrated systems and applications, PT Prime can offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing on a single commercial interface. We believe that PT Prime is the main service provider in Portugal capable of offering customers a full range of integrated and customized services rather than stand-alone services. Despite increasing competition, overall demand for its services has been increasing. As a result of competition, it has reduced its prices for leased lines and data services.

        PT Prime has been structured to respond to the changing needs of its customers as quickly as new entrants in the Portuguese market do and to be able to pursue and form strategic partnerships to take advantage of opportunities in international markets such as Brazil. It offers its services in partnership with leading operators and service providers such as Concert, Telefónica and Equant. It uses systems and networks in partnership with Siemens, Unisphere, Alcatel, Cisco Systems, Newbridge, Motorola, Nortel Networks, Matra/EADS Telecom and IBM.

        PT Prime leases lines and broadband capacity to large businesses for data communications and other private uses and provides related services. It also provides integrated voice and data services to corporate customers. It offers X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, such as frame relay, virtual private networks over IP for data communications, security/firewall services and VSAT satellite communications services. In addition, it offers a new range of data, voice and Internet services, such as Intranet, Extranet and managed services, including "voice over IP". It is using IP-based solutions to improve interconnections between companies and their employees and between customers and commercial partners through remote access, and exploring virtual private network capabilities. These solutions enable customers to integrate voice, video and data services in a flexible cost-effective manner with add-on capacity. The offering of web contact centers solutions represents an evolution of the classic call center for customers.

        PT Prime provides a range of broadband solutions. The type of solution depends on the type (voice, data or image), volume, priority level and stability of information flow required by its customers.

        PT Prime also provides reporting services targeted to special customers to control service level agreements and the overall performance of the network.

        In addition, PT Prime is outsourcing corporate networks and services for our group's customers. For example, PT Prime operates and manages the SIBS network as well as the corporate networks of its strategic partners, Caixa Geral de Depósitos and Banco Espírito Santo. Consequently, PT Prime has developed substantial experience structuring and managing the network infrastructures of major Portuguese financial institutions. PT Prime delivers international seamless services aimed at multinational customers in association with Telefónica Data, BT Ignite/Concert, Infonet or Equant.

        PT Prime has entered into a partnership with ANA-Aeroportos de Portugal, S.A., or ANA, to create a company that will be owned 40% by PT Prime and 60% by ANA which intends to provide corporate network services to airports in Portugal and abroad. PT Prime has also entered into a partnership with Casa da Moeda, CTT and SIBS to create a company called Multicert with PT Prime, Casa da Moeda and CTT each holding a 20% stake and SIBS holding the remaining 40%, which intends to provide digital certificates and communications security services to both consumer and business segments.

        Networks.    PT Prime network services use its own switched and access points in customer premises, its own network and lines leased from our PT Comunicações' business unit's fixed line network. PT Prime provides its services over the largest IP backbone in Portugal, leasing the necessary fixed line capacity from PT Comunicações' fixed line business. It has points of presence in all major cities throughout Portugal. This broadband data transmission network provides high capacity, flexibility and security. It can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. On December 12, 2000, PT Prime began to provide high speed Internet access through asymmetric digital subscriber lines, known as ADSL. The ADSL lines are linked to digital subscriber line access multiplexes, or DSLAMs, located at fixed line network switching centers. PT Prime leases the necessary fixed line capacity from PT Comunicações. PT Prime supplies full IP and broadband connectivity for our whole group.

        Revenues from services that offer leased lines of PT Comunicações are typically divided between PT Prime own direct billings to its customers and our leased line revenues from PT Comunicações' fixed line wholesale business. Revenues from our group's fixed line voice services for corporate customers are not reflected directly in PT Prime's revenues. PT Prime obtains fixed line voice services from PT Comunicações. Because PT Prime is integrating the services of other companies in the group such as PT Comunicações and TMN, it receives agency fees for arranging and selling these services which are cancelled out in the group's financial consolidation process. In 2002, these agency fees amounted to approximately €13 million.

        Systems Integration.    PT Prime offers an integrated range of telecommunications and information technology services to the corporate market. PT Prime's goal is to service all of its customers' telecommunications needs and to leverage the traditional offering of products and services from our group.

        PT Prime has a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce its position as a leader in this area, PT Prime is pursuing a partnership strategy with the main information technology suppliers in the market, particularly software and hardware providers. PT Prime is also exploring synergies arising from its relationship with our subsidiary PT Sistemas de Informação, the information technology arm of our group.

        To support these new services and to respond to the increasing demand of e-business integrators, PT Prime developed a corporate Internet Data Center. This facility allows it to provide services, such as co-location, sophisticated web hosting, ISP services, data storage and ASP services. To develop, build up and manage the Internet Data Center, PT Prime has selected IBM Global Services, the world leader in this market segment, as its partner. Pursuant to the terms of an agreement between PT Prime and IBM, the Corporate Internet Data Center began to provide Internet hosting services for corporate customers in April 2001.

        PT Prime also offers service focused on the integrated management of networks ranging from local area networks, or LANs, to software applications, including PC management.

        Marketing and Customer Care.    PT Prime is focusing significant resources on marketing and customer care. Over 380 of PT Prime's 665 employees are involved in marketing services directly to corporate customers. Account managers are being given clear incentives to meet and exceed sales targets. PT Prime is implementing a sophisticated customer relationship management platform, or CRM, to increase focus on market and Internet efficiency.

        PT Prime is seeking to compete in Portugal on the basis of the quality of its services as well as its position as the leading supplier of integrated telecommunications and IT services. PT Prime is pricing its various service offerings on the basis of the volume of traffic, the duration of service agreements and the scope of the services offered to each customer.

        PT Prime offers its customers services available from other companies in our group. PTM.com, for example, provides significant support for product development and the marketing of Internet access and web hosting services for small and medium-sized enterprises. PT Prime offers mobile telephone services options for corporate accounts while TMN also maintains its own direct relationships with this important customer segment.

        PT Prime uses customer care capabilities that were developed for PT Comunicações. However, it has also established its own billing and customer care relationships for its largest accounts. To maximize customer loyalty, PT Prime is developing systems that provide integrated assessments of their profile, based on a customer relationship management system. The first release of CRM for marketing, sales and services is currently in production. We believe that to reinforce its competitiveness, PT Prime must change and optimize its processes and focus the entire organization on its customers more effectively.

        PrimeSys.    On December 13, 2000, PT Prime SGPS entered into an agreement with Unibanco-União de Bancos Brasileiros, S.A. and Banco Bradesco, S.A. Pursuant to this agreement, Unibanco and Banco Bradesco transferred their private telecommunications networks to a new company called BUS. BUS has wide geographical coverage and a large network with 11,507 points of presence on December 31, 2002. The initial stages of the project were launched in January 2001. On June 29, 2001 PrimeSys acquired a 73% economic interest in BUS by acquiring 19.9% of the voting shares and 100% of the non-voting shares of BUS, and increased its ownership to 100% of voting shares in June 2002.

        PT Prime SGPS has set up PrimeSys Brasil to explore opportunities to outsource corporate networks in Brazil. We expect such outsourcing arrangements to provide an opportunity to develop corporate solutions in Brazil similar to the network services that PT Prime has developed in Portugal. We believe that corporate solutions are undersourced in Brazil and represent an important opportunity for growth for PrimeSys.

        PrimeSys is seeking to provide a full spectrum of services to assist businesses in integrating Internet and IT services into their current business operations. Such services include outsourcing of both communications and IT services as well as high margin services such as web enabling and systems integration.

        Tradecom.    PT Prime SGPS has a business-to-business e-commerce solutions business which is conducted through its subsidiary Tradecom S.A., or Tradecom, and its equity investment in PMELink. Additionally, PT Prime has an equity investment in Tradecom International, N.V., or Tradecom International, a partnership which was established for the development of business-to-business e-commerce in Brazil and Argentina.

        Tradecom S.A.    Launched in May 2000 by PT Prime SGPS, Tradecom focuses on the management and development of business-to-business e-commerce solutions. Tradecom provides an e-commerce platform for the business sector in Portugal, on which it expects to implement e-procurement solutions and e-marketplaces through the development of non-specialized horizontal portals and specialized Vortals for products and services transactions between companies. This platform is based on the technology of Commerce One, a leading company in global business-to-business e-commerce solutions. Our partners in Tradecom are the Banco Espírito Santo and Caixa Geral de Depósitos groups. PT Prime SGPS holds 66%, and Banco Espírito Santo, through BES.com, and Caixa Geral de Depósitos, through Caixaweb, each hold 17%, of the share capital of Tradecom. PT Prime has the right to install and use the business-to-business platform of Commerce One in Portugal and it may also use this platform to provide services in other markets by connecting its infrastructure in Portugal to customers in other markets.

        PMELink.    The PMELink initiative is a business center providing a wide range of products and services through the Internet for small and medium-sized enterprises. The initiative has been developed in partnership with relevant service providers in the following areas:

  •
  procurement, using Tradecom's technological solutions;

  •
  legal advisory;

  •
  financial and accounting services;

  •
  IT services;

  •
  marketing and sales;

  •
  human resources;

  •
  logistics; and

  •
  strategic advisory services.

        PT Prime SGPS holds one-ninth of the share capital of PMELink, with two-ninths being held by other members of the Portugal Telecom group. The Banco Espírito Santo group and the Caixa Geral de Depósitos group each hold one-third of the share capital of PMELink.

        Tradecom International.    In 2000, PT Prime SGPS entered into a partnership with Unibanco-União de Bancos Brasileiros S.A., from Brazil and Grupo Financiero Galicia, from Argentina. This partnership offers business-to-business e-commerce solutions in Latin American countries, where companies, such as Telesp Celular, are already using these solutions. This partnership is part of the expansion and internationalization strategy of PT Prime SGPS for business-to-business solutions in strategic businesses.

        These e-commerce solutions are based on a technological platform from Commerce One and are operated from Portugal by Tradecom. This partnership capitalizes on:

  •
  Unibanco's and Grupo Financiero Galicia's position in the business sectors of their respective countries;

  •
  PT Prime's know-how in telecommunications and data communications; and

  •
  Tradecom's expertise using e-commerce platforms from Commerce One.

        The partnership was developed through the incorporation of the holding company Tradecom International, which holds 100% of each of the local companies Tradecom Brazil and Tradecom Argentina. PT Prime SGPS holds 20% of the share capital of Tradecom International, Unibanco holds 53% and Grupo Financiero Galicia 27%. The total investment to set up the business portal and launch operations was US$37.5 million. Unibanco, Telesp Celular and Grupo Financiero Galicia in Argentina used Tradecom International solutions for their purchases.

        Megamédia.    In 2001, PT Prime SGPS entered into a strategic alliance with Banco Espírito Santo to acquire Megamédia for the development of IT consulting and web-based strategies. Megamédia is a web-enabling company with a clear leadership position in the Portuguese business solutions market. At June 30, 2002, PT Prime SGPS owned 63.61% of the share capital of Megamédia and BES.com, Banco Espírito Santo's e-commerce business, held 15%. In October 2002, PT Prime SGPS and BES.com sold their Megamédia shares to our wholly-owned subsidiary PT Sistemas de Informação and subsequently PT Sistemas de Informação acquired the remaining share capital of Megamédia. In April 2003, Megamédia merged with PT Sistemas de Informação.

PTM.com

        PTM.com is the leading Internet company in Portugal, operating as an Internet service provider, or ISP, through Telepac, and in portal and related activities, through Saber e Lazer, the owner of SAPO.PT, Portuguese's leading Internet portal.

        Formation and Development.    PTM.com was formed in March 2000 by PT Multimedia to aggregate all its Internet activities focused on the residential and small and medium size enterprise markets.

        In June 2000, PTM.com increased its share capital, issued new shares in a public offering to PT Multimedia's shareholders and was listed on the Euronext Lisbon Stock Exchange. In June 2000, PT Multimedia sold approximately 7.5% of the share capital of PTM.com in a private placement to two strategic shareholders, Banco Espírito Santo and Caixa Geral de Depósitos, and to PPTV. See "Strategic Alliances—Alliance with Banco Espírito Santo and Caixa Geral de Depósitos".

        In January 2001, PT Multimedia announced the launch of an exchange offer in Portugal to acquire all of the outstanding shares of PTM.com that it did not already hold in exchange for PT Multimedia shares. Subsequently, PTM.com's shares were delisted from the Euronext Lisbon Stock Exchange in March 2002.

        On October 17, 2002, we entered into an agreement with PT Multimedia to acquire its 100% interest in PTM.com. The sale of PT Multimedia's Internet business to us was intended to encourage the continued growth of our broadband businesses and increase the loyalty of fixed line subscribers, while providing a single platform for investment and development of on-line services and content for the Portugal Telecom group.

        The results from PTM.com in the 2002 financial year are included in the PT Multimedia business segment in the first three quarters of 2002 and its results in the fourth quarter are included under "Other". In the 2003 financial year, the results from our Internet activities, through PTM.com, will be included in a separate sub-segment within the wireline reportable segment. See "Item 5—Operating and Financial Review and Prospects—Overview—Our Business Reorganization and Reporting Categories".

        Internet Operations.    Our Internet activities grew quickly in 1999 and developed considerably in the subsequent years. Our main activities are described below.

        Internet Service Provider (ISP).    Through Telepac, its Internet service provider, or ISP, PTM.com is the leader in providing Internet access in Portugal. By December 31, 2002, Telepac had approximately 940,000 access subscribers in Portugal. This was an overall increase of 53% over one year before. We estimate that 33% of Portuguese Internet traffic in minutes was connected through Telepac during 2002. Telepac offers dial-up paid and free Internet access services. We estimate that altogether Telepac provided Internet access to about 30% of the Portuguese subscriber market at December 31, 2002. The number of hours of subscriber use in 2002 decreased by 9% to 33 million hours compared to 37 million hours in 2001, reflecting the increasing penetration of broadband, soft cable and ADSL in Portugal.

Telepac is now also offering high-speed Internet access through ADSL services. A plug & play solution ADSL service was launched in the third quarter of 2002, targeting residential customers and a taylor-made service developed for SOHO, and small and medium enterprise, or SME customers. PTM.com had approximately 60,000 modem sales and 42,500 ADSL customers at the end of 2002.

        Portal Activities.    Saber e Lazer-Informática e Comunicação, S.A., a company fully owned by PTM.com, is the owner of sapo.pt, Portugal's leading Internet portal.

        In December 2002, sapo.pt reached 2.3 million unique visitors and over 190 million page views. Sapo.pt serves as the multi-access portal for the Portugal Telecom group. We view our Internet portal as a platform to provide services produced by PTM.com's portals and to aggregate high-quality content from third parties for PTM.com's portals.

        Sapo.pt offers a wide variety of channels, including:

Leisure	Auctions	Finance
Economy	Business	Geo Sapo (location)
News	Horoscope and Personal Development	Campus (Student portal)
Health	Genealogy

        In addition, through its vertical portals, or Vortals, sapo.pt provides current and rich content on various topics, including music, automobiles and video games in connection with e-commerce services, e-learning, sports and employment.

        Sapo.pt's services include free e-mail, web-chat, forum access, free download programs, the leading directory of Internet sites in Portugal, e-cards, personal homepages, instant messaging services and third-party services, such as community chat rooms. Through an agreement with Google, one of the leading global search engines, sapo.pt provides its users with global search capability for information in the Portuguese language.

        Advertising.    PTM.com's portals provide advertising through which advertisers may target particular categories of content or segments of its user base. The types of advertising it provides include banner advertisements, advertisements linked with its search capabilities, sponsorship of various channels and services and e-mail advertising.

        E-commerce.    PTM.com provides e-commerce through its sapo.pt portal in Portugal. Through sapo.pt's on-line "shopping mall," viewers may purchase products from over 95 retailers in Portugal as of December 31, 2002. Shopping sapo, launched in April 1999, is the largest virtual shopping center in Portugal.

        Application Service Provider (ASP).    Telepac also provides application service provider, or ASP, services in Portugal. These activities include remote applications services, web hosting and web design services to small and medium-sized enterprises. Telepac had approximately 3.4 thousand customers for its ASP business at December 31, 2002.

        ISP Traffic Revenues.    PTM.com provides its Internet services in cooperation with our other companies in the group. It offers Internet access through the lines of our fixed line network. Until June 1, 2001, in accordance with regulation of ANACOM, the Portuguese telecommunications regulator, PTM.com recovered 35% of the revenues from the fixed line traffic from PT Comunicações, which retained 65% of such revenues. From September 2001, PTM.com retains all of the revenues from Internet traffic and pays PT Comunicações for use of the fixed line network. See "Item 5—Operating and Financial Review and Prospects—Overview—Internet Connection Charges".

Mobile Businesses

        We provide mobile telephone services in Portugal, Brazil, Morocco, Botswana and Angola through our mobile operating companies. As a consequence of our reorganization, by the end of 2002 our interests in mobile assets in Brazil, Morocco and Botswana were held by PT Móveis, which in turn was 100% owned by TMN. We also plan to transfer our interest in the Angolan mobile operator to PT Móveis. Our mobile services are growing, and the number of users of these services is also increasing. In Portugal, there are now more mobile subscribers than there are wireline subscribers. The increase in usage of mobile services is contributing to the growth in mobile revenues and cash flows. Traffic of voice calls is growing in overall terms as calls from mobile to mobile telephones increase in number and duration. Traffic on mobile networks is also increasing because subscribers are increasingly using their mobile telephones in place of wireline telephones. The traffic generated by these users is an increasingly important part of our group's revenues.

        Until recently, our mobile operations in Brazil, a country with a population of about 175 million people, had been active only in the states of São Paulo, Paraná and Santa Catarina. On January 23, 2001, we entered into a strategic agreement with Telefónica Móviles to create a new mobile services company in Brazil to which we and Telefónica Móviles contributed our respective investments in the mobile telecommunications sector in Brazil on December 27, 2002. The new mobile services company, Brasilcel, is positioned to be the leading provider of mobile telecommunications services in Brazil, with 13.7 million activated mobile telephones operating in eight states in Brazil that together guarantee over 70% of Brazil's gross domestic product, or GDP.

        Although we transferred all of our interests in mobile telecommunications companies in Brazil to Brasilcel on December 27, 2002, our consolidated statements of income and cash flows for the year ended December 31, 2002 continued to fully consolidate TCP's results. However, our balance sheet as of December 31, 2002 proportionally consolidates all the assets and liabilities of Brasilcel. See "—Joint Venture with Telefónica Móviles in Brazil". In addition, on December 27, 2002, TCP purchased the remaining 51% of the voting shares of Global Telecom, a mobile telecommunications company operating in the states of Paraná and Santa Catarina. In our consolidated statements of income and cash flows for the year ended December 31, 2002, we continued to account for the results of operations of Global Telecom based on the equity method of accounting. However, TCP's balance sheet as of December 31, 2002, fully consolidates all the assets and liabilities of Global Telecom and accordingly our balance sheet proportionately consolidates all the assets and liabilities of Global Telecom. See "—Joint Venture with Telefónica Móviles in Brazil—Global Telecom", below.

        The diagram below presents, in a simplified way, the ownership structure of our mobile businesses:

        We believe that as our mobile operations make new services available, the market for mobile telephone and other related services is providing an opportunity for further growth in both the number of mobile subscribers and their use of our mobile services. In May 2000, TMN, our Portuguese mobile operating company, launched Internet access by WAP through mobile handsets in Portugal. WAP service was launched in Brazil in June 2000. We expect our mobile operating companies to take advantage of other opportunities as services and network access infrastructures converge in the telecommunications industry. For example, in November 2000 we introduced in Lisbon and Oporto the general packet radio service system, or GPRS, with potential speeds in excess of 100 kb per second, and in October 2001 we launched such services in all other areas of Portugal and in April 2002 we entered into a GPRS roaming service agreement with Telefónica. Systems like GPRS enable mobile operators to offer "always on" connection to Internet services. We introduced similar mobile services in Brazil in December 2001. The higher speeds resulting from increased capacity will enable us to offer advanced Internet-related services over mobile phones. In May 2002, we launched Multimedia Message Services (MMS), which combine picture and sound messages and we believe that these services will increase our revenues. We also believe that third generation mobile services in Portugal, where we have been awarded a license to provide these services, will represent an additional important opportunity for our mobile business. See "—TMN in Portugal".

        TMN in Portugal.    TMN, our Portuguese mobile operating company, is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of activated mobile telephone cards connected to its network and by revenues, margins and profits.

        Operating revenues from TMN amounted to €1,266.6 million in 2002, €1,171.9 million in 2001, and €994.3 million in 2000. Mobile services have undergone extraordinary growth in recent years in Portugal. At December 31, 2002, there were approximately 82.5 activated mobile telephone cards per 100 Portuguese inhabitants. This was more than the number of wireline main lines per 100 Portuguese inhabitants at December 31, 2002, which was 41.9.

        The table below provides statistical information relating to TMN.

	As of December 31,
	1998	1999	2000	2001	2002
TMN—Portugal
Number of subscribers (thousands)	1,426	2,115	2,939	3,905	4,426
Subscribers growth per annum (%)	87	48	39	33	13
Number of subscribers per 100 inhabitants (including competitors' subscribers)	31	47	67	77	83
Estimated market share by number of subscribers (%)(1)	46.4	45.3	44.1	49.0	51.9
Churn rate (%)(2)	24.9	28.3	26.1	23.5	25.3
Number of employees	735	930	1,019	1,194	1,192

(1)
Source: ANACOM and TMN.

(2)
TMN defines the "churn rate" as the percentage of TMN mobile subscribers that end their use of TMN's mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service. The period after which a non-active, pre-paid mobile subscriber's service is terminated is either three months after the last call made or received or six months after the last recharge, depending upon the pre-paid service.

        Services.    TMN provides GSM mobile telephone services. GSM is a European and worldwide mobile telephone standard using digital technology. Through roaming agreements, TMN's subscribers can use GSM to make and receive mobile calls throughout Europe and in many other countries.

        TMN provides GSM services in the 900 MHZ and 1800 MHZ band spectrums. TMN began to offer GSM 1800 services in May 1998 in addition to the GSM 900 service it already offered. TMN's strategy has been to use GSM 1800 services to offer an increased number of channels in high traffic density areas. Dual-band handsets, which select available channels from each frequency band, enable users to benefit from the wider range of available channels.

        During 2000, 2001 and 2002, TMN continued to introduce new products and services, such as:

  •
  VPN (Virtual Private Network) services for corporate subscribers;

  •
  Direct Voice Interconnection (DVI), which provides interconnection of a mobile subscriber's telecommunications network to a TMN switch;

  •
  "TMN Regional", which provides discounts of 50% to fixed network numbers within the same fixed telephony billing zone;

  •
  "TMN Multi" and "TMN Familiar", which offer discount packages to groups;

  •
  "Pako", a prepaid card which has no monthly subscription, no obligatory charge and a bonus on calls received;

  •
  Hi-Pack product package, which allows customers to purchase a mobile handset with a 24-month contract at competitive prices and several upgrade products in exchange for older mobile handsets;

  •
  WAP services, including "Bolsa on-line" (providing share price information), together with sapo.pt;

  •
  "MyTMN", personalized internet and data services which offer text messaging, WAP and voice-based services that can be customised by each subscriber;

  •
  "TMN Empresas", which was launched in the third quarter of 2001 and provides services for corporate customers, such as marketing and technical assistance services, in cooperation with our pme.link.pt portal;

  •
  the first SMS InterWorking agreement, an interconnection agreement (February 2002);

  •
  "DataXpress", a wireless data compressed transmission service using GPRS technology;

  •
  opening of the second TMN Megastore, in Oporto, which sells products and services of TMN;

  •
  first public demonstration of mobile videotelephony service, using a UMTS network (May 2002);

  •
  corporate solutions to SOHO customers in partnership with pme.link;

  •
  MMS services, or multimedia messages, which combine picture and sound (May 2002);

  •
  GPRS roaming service, launched in partnership with Telefónica (April 2002);

  •
  "Spik" products, a mobile phone with a competitive package of minutes; and

  •
  "Roaming Zone", a roaming service package for post paid customers.

        TMN is also developing services in wireline to mobile convergence, such as a voicemail service, which allows mobile telephone users to retrieve voicemail messages from their fixed-line telephones through mobile telephone handsets with PT Comunicações. TMN also offers a range of Internet-access and multimedia services, such as Internet access service through WAP mobile handsets. This service, available to every TMN subscriber, including users of all prepaid services, allows subscribers to access the Internet through their handsets. In August 2001, TMN launched the "MyTMN" platform, offering personalized Internet and data services, enriched with content and services supplied by new partners. MyTMN allows users to customize a wide range of WAP, SMS and voice-based services. WAP customers can access webmail, agenda, stock exchange information, location-based services, easy messaging, on-line tickets and chat services. TMN invoices its customers for the use of TMN services and remits to its partners a percentage of the total fees collected that corresponds to the content and services supplied by such partners.

        MyTMN's new range of offering has introduced new services such as Logos & Ring Tones (also polyphonic), Multimedia Messaging (including the ability to send to customers of other operators), Java Games and My Message 4u (a service that allows customers to personalize the welcome message or other voice messages (with music, dedications or jokes). At MyTMN, customers can also create their own MMS Album, with holiday souvenirs, cards and similar items.

        We expect data-service usage to grow considerably as customers become increasingly familiar with MyTMN, as service offering is further expanded and as access speed is increased through the introduction of GPRS. We also expect higher data speeds to improve performance and the attractiveness of the MyTMN package of products, which we expect will result in a higher contribution of data services to overall revenues in the future.

        TMN introduced its GPRS system at the end of 2000 in Lisbon and Oporto and launched it at the beginning of October 2001 in all other areas of Portugal. See "—Network and Capital Investment". GPRS provides higher speed data communications than GSM networks. TMN expects the introduction of GPRS to improve its existing WAP services. In addition, GPRS allows TMN to provide "always on" connection to Internet services. To use this service, subscribers must purchase new mobile handsets that are able to carry GPRS services. TMN's allocation of such handsets has been sufficient to meet demand during the initial roll out of its GPRS service. TMN had direct investment of €10.9 million in 2000, €11.7 million in 2001 and €5.5 million in 2002, in building out its GPRS system. TMN believes that introducing GPRS is an important step towards developing third generation mobile services.

        At the end of 2000, the Portuguese government opened a tender for four licenses for third generation mobile services, also known as universal mobile telecommunications services or UMTS. TMN received one of these licenses and paid an up-front fee of €100 million. Licenses were also awarded to Oniway, a new entrant in the Portuguese mobile market, Vodafone Telecel and Optimus. However, subsequent to an agreement with the other three mobile operators in Portugal, including TMN, Oniway decided not to participate in the provision of third generation mobile services and as a result requested that the Portuguese government repeal the license granted to it in December 2000. The Portuguese government granted this request by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to Oniway be reallocated to them. This request was granted by a special ministerial order in January 2003. See "—Regulation—Portugal—Third Generation Mobile Services Licenses". Under the agreement entered into with Oniway referred to above, TMN, Vodafone and Optimus agreed to pay Oniway an amount of €33 million each for certain intangibles held by Oniway related to UMTS launch preparations upon the reallocation to them of the frequency that had been equally allocated to Oniway.

        We expect the development of third generation services to require certain additional investments by TMN. TMN made direct investments of €12.4 million in 2001 and €38 million in 2002 in building out its third generation network. In addition, TMN paid spectrum fees in 2002, 2001 and 2000 of €29 million, €25 million and €19 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network.

        ANACOM reviewed the situation regarding the availability of handsets and related software for UMTS services during the third quarter of 2002 and has postponed the mandatory initiation of third generation services for all holders of UMTS licenses until December 31, 2003. We expect to be able to make a decision about the deployment of new services based on commercial grounds as well as on applicable ANACOM requirements.

        Subscribers and Traffic.    TMN is the market leader in mobile services in Portugal. At December 31, 2002, TMN had approximately 4.4 million subscribers, representing an increase of 13.3% from December 31, 2001. At December 31, 2002, TMN's subscribers represented 51.9% of the total mobile subscribers in Portugal. During 2001 and 2002, TMN also captured a greater proportion of the market increase in terms of net subscriber additions than its competitors, enabling it to maintain its position as the market leader. During 2002, TMN's share of new mobile subscribers (net additions) was 53.4%. Over the course of 2002, TMN's churn rate, which means the percentage of TMN mobile subscribers that ended their use of TMN's mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service, was 25.3%. TMN's churn rate was 23.5% in 2001.

        In addition to the increase in the number of subscribers, mobile usage grew during 2002. TMN's voice traffic in terms of minutes grew by approximately 15.1% to 6.413 billion minutes in 2002, compared to 5.572 billion minutes in 2001. Average monthly usage per subscriber decreased 5.1% to 130.5 minutes in 2002, compared to 137.4 minutes in 2001. Traffic from data transmission, such as SMS and WAP services, increased by 22.5% and 18.5%, respectively, during 2002 in terms of number of calls. There was an average of 24.8 SMS messages per month per user in 2002, 4% less than the average of 25.9 SMS messages per month per user in 2001.

        Prices and Revenue Breakdown.    We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 87.4%, 9.6% and 3.0%, respectively, of TMN's revenues in 2002, and approximately 84.4%, 12.5% and 3.2%, respectively, of TMN's revenues in 2001. Since May 2003, monthly subscription fees range from €9.50 to €38.00, excluding VAT. TMN no longer charges an initial connection fee. TMN currently has many different price plans for its mobile telephone services.

        Products and Marketing.    TMN offers a variety of innovative subscriber-oriented products. It was the first operator in the world to offer pre-paid services. TMN's prepaid and discount products have been popular. We estimate that at the end of 2002, approximately 83.6% of its subscribers were using TMN's prepaid products. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN markets its services through more than 1,850 points of sale, including our group's and TMN's sales forces, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers. PT Prime also markets TMN's services to corporate subscribers. TMN has been trying to encourage the use of mobile services more broadly in the middle and high end of the market and to increase subscriber retention in this market segment. By focusing on the business segment of the market, TMN experienced a 13.8% increase in the number of postpaid subscribers in 2002.

        Network and Capital Investment.    In recent years, TMN has made significant investments in base stations throughout Portugal for its GSM 900 and GSM 1800 services. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2002, TMN's digital network had 3,799 base stations, including 303 base stations added during 2002. These stations covered more than 95% of continental Portugal and 98% of the Portuguese population. The addition of the GSM 1800 band has substantially increased TMN's network capacity in heavily used areas. By the end of December 2002, TMN had installed GSM 1800 technology in 743 base stations. TMN has offered GPRS services, which allow for "always on" data access, such as an Internet connection through a mobile handset, on its mobile network since it introduced them at the end of 2000 in Lisbon and Oporto and October 2001 in all other areas of Portugal. TMN also is focusing on improving its indoor coverage in larger metropolitan areas. In 2002 TMN introduced MMS.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2002, TMN had entered into roaming agreements with a total of 248 operators in 143 countries. Since November 2000, it has been possible for Telesp Celular subscribers to use TMN's network in Portugal and TMN's roaming partners' networks. At the same time, TMN's subscribers can use Telesp Celular's network in Brazil and TCP's Brazilian roaming partners' networks, in each case with a handset and mobile telephone card that is compatible with the network. In April 2002 TMN entered into a GPRS roaming agreement with Telefonica.

        Equipment Sales.    TMN sells mobile phones and related equipment in Portugal. Equipment sales generated operating revenues of €134 million in 2002, €164 million in 2001 and 153 million in 2000.

        Joint Venture with Telefónica Móviles in Brazil.    On January 23, 2001, we entered into a strategic agreement with Telefónica Móviles to create a mobile joint venture company in Brazil to aggregate all of our combined mobile assets in Brazil to the extent permitted under Brazilian law. The strategic agreement was approved by the European Commission on March 13, 2001. ANATEL, the Brazilian telecommunications regulator, advised us in May 2001 that the joint venture could be formed provided that neither we nor Telefónica Móviles could transfer to the mobile joint venture company more than 19.99% of the ordinary shares with voting rights of the mobile service companies controlled by us and Telefónica Móviles in Brazil. This limitation was applicable until such time as the mobile service companies to be contributed to the mobile joint venture company migrated from the SMC regime to the SMP regime. See "—Regulation—Brazil—Competition Issues." On December 10, 2002, ANATEL formally approved the migration of our Brazilian mobile subsidiaries from the SMC regime to the SMP regime and the transfer of all of our direct and indirect interests in Brazilian mobile services companies to the mobile joint venture company.

        On December 27, 2002, PT Móveis, which holds our interests in Brazilian mobile services companies, and Telefónica Móviles transferred their direct and indirect interests in Brazilian mobile services companies to the joint venture company, named Brasilcel. Portugal Telecom and Telefónica Móviles transferred to Brasilcel all their interests in:

  •
  TCP, which controls Telesp Celular (the band A operator in the state of São Paulo) and Global Telecom (the band B operator in the states of Paraná and Santa Catarina), was contributed by us and Telefónica Móviles;

  •
  Tele Sudeste Celular Participações, S.A., which controls Telerj Celular, S.A. (the band A operator in the state of Rio de Janeiro and Telest Celular, S.A. (the band A operator in the state of Espírito Santo, was contributed by Telefónica Móviles;

  •
  Tele Leste Celular Participações, S.A., which controls Telebahia Celular, S.A. (the band A operators in the state of Bahia) and Telergipe Celular, S.A. (the band A operator in the state of Sergipe), was contributed by Telefónica Móviles; and

  •
  Celular CRT Participações, S.A., which controls CRT Celular, S.A. (the band A operator in the state of Rio Grande de Sul), was contributed by Telefónica Móviles (which had a controlling position) and by us.

        Brasilcel is the leading mobile company in Brazil, with approximately 13.7 million customers and a potential market of more than 94 million people. The joint venture operates in areas which provide more than 70% of Brazil's GDP and in its areas of operation it has an estimated market share of more than 60%. We believe that the joint venture will facilitate our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil. We intend Brasilcel to develop and use its own overall brand. Brasilcel launched a new brand—called Vivo—in April 2003. We expect to benefit from synergies in various areas, including marketing, promotional activities, distribution networks, call center management, network management and operations, information technology, procurement and support functions, as well as the deployment of new mobile data services for business users. We believe that the joint venture will enable us to respond more effectively to increased competition from existing operators, such as OI, Telecom Americas, Telecom Italia Mobiles and Brasil Telecom, and from other mobile operators in the markets we serve.

        We have described the arrangements by which we and Telefónica Móviles own and manage the joint venture and related issues below in "—Strategic Alliances—Alliance with Telefónica". We have described certain regulatory restrictions applicable to Brasilcel and its subsidiaries which result from their relationship with Telefónica, including the inability of Brasilcel and its subsidiaries to provide wireline long distance services in Brazil, below in "—Regulation—Brazil—SMP Regulation". See also "Item 3—Key Information—Risk Factors—The Conditions Applying to Brasilcel's Subsidiaries Under the New SMP Licensing Regime may Result in Reducing Our Revenues and Results of Operations".

Acquisition of TCO

        On April 25, 2003, TCP acquired 61.10% of the voting capital stock of Tele Centro Oeste Participações, S.A., or TCO, for approximately R$1,506 million, corresponding to approximately R$19.49 per each lot of 1,000 shares acquired. At the date hereof, TCP has paid R$284.7 million of the total amount and the remaining will be paid in installments. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins. The agreement also included the acquisition of TCO's B Band subsidiary NBT, which provides cellular telecommunications services in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

        On May 25, 2003, TCP made a request to launch a tender offer for the voting shares of the remaining minority shareholders of TCO, as legally required by the acquisition of control of TCO. The request is currently being considered by CVM. The price per share to be offered will be 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer, TCP expects to merge TCO shares and ADSs into TCP. With the acquisition of its participation in TCO, Brasilcel provides services to approximately 50% of the total Brazilian market, representing coverage of 86% of the Brazilian territory.

TCP and Telesp Celular

Telesp Celular—Operating information	2000	2001	2002
Cellular lines in service at year-end (in thousands)	4,302	5,104	6,060
Customer growth during year	48.7%	18.6%	18.7%
Prepaid lines in service at year-end (in thousands)	2,698	3,735	4,634
Churn(1)	14%	20%	17%
Estimated population of authorization area at year-end (million)(2)	37.1	37.7	38.3
Estimated covered population at year-end (millions)(3)	36.4	36.7	37.2
Percentage of population covered(4)	98.1%	97.3%	97.1%
Penetration at year-end(5)	18.0%	21.0%	23.8%
TCP—Financial information(6)
Net operating revenues (in millions of Reais)	2,766.7	2,946.2	3,390.6
Net Income (loss)(in millions of Reais)	152.2	(1,113.6)	(1,140.8)
Total assets (in millions of Reais)	6,204.0	6,872.2	9,654.4

(1)
Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)
Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística—IBGE and Target 2002 "Brasil em Foco".

(3)
Number of people within the region that can access the cellular telecommunications signal.

(4)
Percentage of the population in the region that can access the cellular telecommunications signal.

(5)
Number of cellular lines in service in the region, including competitors, divided by the population of the region.

(6)
Data taken from the consolidated financial statements prepared under Brazilian GAAP, which include the results of Global Telecom recorded by the equity method of accounting.

        Telesp Celular is part of our mobile joint venture with Telefónica and is 100% owned by TCP. Telesp Celular is the leading mobile telephone operator in the Brazilian state of São Paulo and in Brazil. São Paulo has a population greater than 38 million people and is the most economically developed state in Brazil. The state of São Paulo contributes around 35% of Brazil's GDP. As of December 31, 2002, mobile penetration in the state of São Paulo was 23.8%, compared to 19.8% in the rest of Brazil. Telesp Celular's operating revenues were R$3,390.6 million in 2002, R$2,946.2 in 2001 and R$2,766.7 million in 2000.

        We initially invested in TCP in 1998. Currently TCP owns 100% of the ordinary and preferred shares of Telesp Celular. At the time of our initial investment in TCP, we also invested in Telecomunicações de São Paulo S.A.—Telesp, also known as Telesp Fixa, the wireline operator in the state of São Paulo. In November 2000, after ANATEL'S approval we exchanged our interest in Telesp Fixa for Telefónica's interest in TCP. TCP completed a one-for-ten rights offering on November 7, 2000. TCP undertook this capital increase to prepare its financial condition to allow for future investments and raised R$1,125 million in the capital increase. We subscribed for additional shares in the rights offering at a total price of approximately R$1,322.9 million. In May 2001, we announced our intention to conduct a tender offer for all of the outstanding securities of TCP that we did not already own. We made our initial filing relating to the tender offer with the U.S. Securities and Exchange Commission and the Brazilian securities commission in July 2001. Due to conditions in the global capital markets, we withdrew our tender offer in September 2001.

        On March 11, 2002, TCP announced its intention to undertake an overall capital increase of its common and preferred shares, including preferred shares underlying its ADSs. As part of this overall capital increase, TCP offered holders of its preferred shares rights to subscribe for new preferred shares, holders of its ADSs rights to subscribe for new ADSs and holders of its common shares rights to subscribe for new common shares. TCP successfully completed its rights offering in September 2002, which generated proceeds of R$2,403 million.

        Portugal Telecom subscribed to a total of 247,224 million common shares and 326,831 million preferred shares in the rights offering. As a result, as of September 2002, we owned 93.7% of TCP's common shares and 49.8% of TCP's preferred shares, representing an economic interest of 65.12%. In October 2002, in connection with the formation of the joint venture, we sold a 14.68% stake in TCP to Telefónica Moviles, reducing our economic interest in TCP to 50.44%. On December 27, 2002 we transferred the rest of our interest in TCP to Brasilcel. We now hold our interest in TCP, as well as our interest in the other mobile services companies that were transferred to Brasilcel, indirectly, on a 50/50 basis with Telefónica Móviles.

        In February and July 2001, TCP acquired an 81.61% indirect economic interest in Global Telecom, through the acquisition of 49% of the voting shares and 100% of the non-voting shares of each of three holding companies that controlled Global Telecom. The total purchase price was R$902.6 million. On December 11, 2002, after all of the TCP operators had switched over to the new SMP regulatory licensing regime, ANATEL approved TCP's acquisition of the remainder of the shares and, on December 27, 2002, TCP acquired the remaining 51% of the voting shares of the three holding companies that own Global Telecom for US$82.0 million. TCP now owns 100% of the voting and non-voting shares of Global Telecom.

        Services.    Telesp Celular provides cellular telecommunications services using both digital and analog technologies. Its digital service is based on the CDMA standard. Telesp Celular started providing digital services in the São Paulo metropolitan area in November 1998. Telesp Celular also provides analog service using a technology standard called Advance Mobile Phone Service, or AMPS, in the frequency of 850 MHz. Telesp Celular provides ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short text messaging for digital network subscribers (Torpedo) and wireless Internet access (Waaap) under the wireless application protocol, or WAP. Telesp Celular offers these services to both post-paid and prepaid customers.

        In June 2000, Telesp Celular launched mobile Internet access using WAP, under the name "Waaap". Its CDMA subscribers can now access Internet pages on their cellular phone display. They can also send and receive e-mails, use search engines, play games and access the banking system and other Internet based services and applications. Through Telesp Celular's "Waaap" PAG service, its CDMA subscribers can also conduct secure micropayments, or small value payment transactions, through their WAP-enabled mobile handsets. Subscribers who subscribe to the Baby and Peg & Fale prepaid plans are now able to recharge their prepaid minutes directly through their handsets. The "Waaap" PAG service plans to offer subscribers the ability to purchase a wide variety of products and services, such as movie tickets and gasoline, from their WAP-enabled handsets. At December 31, 2002, more than 46% of Telesp Celular's total subscribers already had WAP-enabled handsets and more than 13% of these had already accessed "Waaap" at least once.

        In September 2001, Telesp Celular launched a line of products focused on providing mobile telephone solutions to small and medium-sized enterprises and large corporate subscribers called "Telesp Celular Empresas".

        Telesp Celular began to offer 2.5G services using CDMA 1XRTT technology in December 2001, enabling it to provide high speed packet data service by increasing potential data transmission speeds from current Waaap circuit switched at 14.4 kb per second to packet switched at up to 144 kb per second. Telesp Celular's current commercial pilot program has an average speed of approximately 100 kb per second, ranging from a low of 60 kb per second to a high of 144 kb per second. Building on its 2.5G network, Telesp Celular offered three types of high speed data services: "Waaap Turbo," which provides access to existing Waaap services from 2.5G cellular phones and bills subscribers according to the amount of information transferred (Kbytes) rather than on a per minute basis; "Zaaap," which offers direct access to the Internet through either PCMCIA cards designed to connect compatible PDAs and laptops to 2.5G service or through 2.5G cellular phones by cable connection; and "Zaaap VPN," which offers corporate subscribers secure access to their intranet and office resources. Waaap Turbo, Zaaap and Zaaap VPN subscribers are billed monthly and their subscriptions include the transfer of a certain amount of megabytes for free. The names of these services have changed to reflect the launch of the new trademark Vivo in 2003.

        Telesp Celular offers roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Telesp Celular provides reciprocal roaming services to subscribers of those cellular service providers while they are in its concession areas. See "—Roaming".

        Subscribers and Traffic.    At the end of 2002, Telesp Celular had approximately 6.1 million subscribers. Approximately 64% of its subscribers were in metropolitan São Paulo, and 36% of them were elsewhere in the state. At the end of 2002, approximately 98% of Telesp Celular's subscribers used digital services, an increase of 4.2 percentage points compared to 2001. Telesp Celular's subscriber numbers have grown significantly in recent years. During 2002, its subscriber base increased by approximately 18.7% and during 2001 by 18.6%. This growth was supported by the launch of new products and services, including prepaid products and new messaging services, as well as the growth of the network's digital capacity, the improvement of activated mobile telephone information and subscriber care systems, marketing campaigns and promotions and the restructuring and expansion of the sales network.

        In 2002, 2001 and 2000, Telesp Celular's churn rate was 17%, 20% and 14%, respectively.

        There remains significant room for further growth of mobile services in the state of São Paulo, which had approximately 24 subscribers per 100 persons in the area at December 31, 2002, compared to approximately 21 subscribers per 100 persons at December 31, 2001. We expect the number of subscribers in the state of São Paulo to grow, perhaps significantly, over the next several years.

        Marketing.    During 2002, Telesp Celular continued to invest in the expansion of its subscriber base and in the increase of its penetration rate, building on the increased capacity made available by its intensive investment program during 2000, 2001 and 2002.

        In 2001, Telesp Celular launched the prepaid service, "Peg & Fale Go1", which is directed to football fans in the state of São Paulo. Telesp Celular also launched the prepaid service "Baby MTV", which is directed to teenagers. The "Baby MTV" handsets have headphones for listening to the radio.

        Telesp Celular kept its focus on profitable growth and customer value in 2002, with an emphasis on investment returns. It implemented a new model for service and client management (call center and marketing) on the basis of segmentation by client profitability in 2001, and in 2002 targeted increased loyalty and focused on customer retention. In 2002, Telesp Celular initiated a plan targeted at younger segments of the population and other plans designed to increase the use of its SMS service, known as

Coisa, which offers users a 50% discount on local calls between Telesp Celular handsets in its region from Monday through Friday, from 8 p.m. until 8 a.m. and during the weekends. Customers using this plan may also choose one Telesp Celular number, register the number, and obtain a 50% discount on local calls for any time of the day. In 2002, Telesp Celular developed several campaigns for prepaid clients, including the Carrega Brasil promotion during the World Cup.

        Telesp Celular divides its market into business and individual subscribers. It promotes its services to large corporations through a major accounts program through which it identifies, contacts and supports corporate subscribers. It services its small and medium-sized enterprise customers through a direct sales force. It markets its services and provides after-sales service through a network of stores. In December 2002, the network included 2,345 points-of-sale stores, covering substantially all of the cities in its authorization areas. It operated 65 stores, with the remaining stores being operated by 2,280 independent distributors.

        Telesp Celular's marketing efforts for Internet-based services have been primarily focused on increasing usage and number of subscribers to its Waaap services and applications. Its marketing and sales efforts have resulted in a more than 2.8 million subscribers with WAP enabled handsets. In addition, partnerships with leading Brazilian content and service providers and its open portal approach have promoted a steady use of Waaap services.

        The names of the services will change to reflect the launch of the new Vivo trademark in 2003.

        Network and Capital Expenditures.    At December 31, 2002, Telesp Celular's mobile telecommunications network covered 76% of the municipalities, representing 97% of the population of its authorization areas. Its network provides both CDMA and AMPS services and included 51 mobile switches, 322 signal repeaters and 2,920 base stations in 2,244 sites as of year-end 2002. Telesp Celular is continuing to increase the capacity of its network and its coverage to improve its services and to meet demand from subscribers.

        Prior to November 1998, Telesp Celular's network used only AMPS analog technology. After the privatization of Telesp Celular in 1998, it installed CDMA digital technology in the metropolitan area of São Paulo, and by December 2002, its network covered 76% municipalities, representing approximately 97% of the population of its concession areas.

        The network is connected primarily using fiber-optic transmission capacity that Telesp Celular leases from Telesp Fixa, the wireline operator in the state of São Paulo. Telesp Celular maintains network administration centers in São Paulo that monitor the base stations, switching centers and all critical network operational parameters. Its principal suppliers of cellular telecommunications equipment include NEC, Nortel, Motorola, Lucent and Ericsson.

        Telesp Celular made capital expenditures (including capitalized interest) of R$327.2 million in 2002, R$936.8 million in 2001 and R$784.0 million in 2000.

        Interconnection Charges.    Telesp Celular earns revenues from calls that originate from another mobile or wireline service provider's networks connecting one of its customers. Telesp Celular charges the service providers from whose network the call originates a network usage charge for every minute that its network is used in connection with the call. Telesp Celular's average interconnection charges for 2000, 2001 and 2002 were R$0.1964, R$0.2407 and R$0.2670 per minute net of value-added taxes, respectively. In February 2003, ANATEL authorized the increase of Telesp Celular's tariff per minute to R$0.3296. Mobile operating companies, once authorized to increase the tariff, are now obligated to grant a 30% discount on certain tariffs for local calls during off peak hours originating, in the case of Telesp Celular, with Telesp Fixa.

        Bill and Keep.    Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

        Roaming.    Telesp Celular has agreements pertaining to automatic roaming with all cellular CDMA/TDMA service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other cellular service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Telesp Celular provides reciprocal services to subscribers of other cellular service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers. Roaming charges are reconciled monthly.

        Automatic roaming services are offered in most of the United States, Canada, Mexico, the Caribbean and Mercosul, providing coverage in more than 3,000 cities. In 2001, Telesp Celular signed a new roaming agreement with operators in Japan, Korea, China and New Zealand, allowing expansion of automatic roaming to Asia and Oceania. In over 100 countries in Europe, Asia, Africa and Oceania that use the GSM standard, Telesp Celular's subscribers have access to roaming using their own mobile numbers, although they must use GSM handsets supplied by Telesp Celular. Telesp Celular provides a similar service in Brazil for TMN cellular subscribers.

        Equipment Sales.    Telesp Celular sells dual-mode and tri-mode cellular handsets and PCMCIA boards through its own sales distribution channels. Although Telesp Celular still has some subscribers using analog service (approximately 2.4% of its total subscriber base at December 31, 2002), it has implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to its high-value subscribers, to encourage analog subscribers to migrate to digital service. Net revenues from sales of handsets and accessories were R$470.4 million in 2002, R$467.5 million in 2001 and R$790.2 million in 2000.

        License.    Telesp Celular provides mobile telecommunications services on a frequency range known as band A in two authorization areas, covering approximately 248,209 square kilometers or approximately 3.0% of Brazil's territory. The authorization areas have more than 38.3 million people, representing 22% of Brazil's population, and 63 municipalities with populations in excess of 100,000, including the largest city in Brazil, the City of São Paulo, with more than ten million people. In 2002, income per capita in the state of São Paulo was approximately R$12,056 per annum, and the state generates approximately 35% of Brazil's GDP.

        As from December 6, 2002, Telesp Celular operates in its authorization areas pursuant to SMP licences granted by ANATEL. Under the new SMP regime, Telesp Celular converted its former concessions to new SMP licenses. These SMP licenses have substantially the same terms and conditions as the other new SMP licenses issued under the new regime, although certain terms of Telesp Celular's former concessions, such as limits on prices charged to subscribers under its postpaid service plan (the Basic Plan), continue to apply despite conversion to SMP licences. Conversion to SMP licences offers Telesp Celular greater flexibility in setting its prices, particularly its interconnection fees, even though Telesp Celular is now limited by the price caps established in its former concession agreements until June 30, 2004.

        By converting its concessions to SMP licences, Telesp Celular will be required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection will increase the competitive pressures on Telesp Celular's business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Telesp Celular may be forced to reduce such rates in the future. Telesp Celular's SMP licences expire on the same date as the concessions were to have expired (August 2008). Telesp Celular has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concession.

        Management.    TCP's Board of Directors has eleven members, five elected by Portugal Telecom, five by Telefónica and one elected by minority shareholders, pursuant to Brazilian corporate law. Portugal Telecom elects the Chief Executive Officer and Telefónica elects the Chief Financial Officer.

        Prior to 2002, Portugal Telecom received an annual management fee from TCP and expects to receive this year the annual fee in respect of 2002. With the establishment of Brasilcel, Portugal Telecom will no longer receive such an annual management fee from TCP. This management fee had a fixed component and a performance-related component. Under the performance-related element, Portugal Telecom received a higher fee if TCP's financial results and share price increased by more than a minimal amount. The management fee varied but was not permitted to exceed 2% of TCP's net operating revenues from its services.

Global Telecom	2000	2001	2002

Cellular lines in service at year-end (in thousands)	463	862	1,177
Customer growth during year	282%	86%	36.5%
Prepaid lines in service at year-end (in thousands)	110	539	924
Churn(1)	16%	23%	20%
Estimated population of authorization area at year-end (millions)(2)	14.9	15.1	15.3
Estimated covered population at year-end (millions)(3)	8.9	10.6	11.0
Percentage of population covered(4)	60%	71%	74%
Penetration at year-end(5)	13%	17%	19%
Net operating revenues (in millions of Reais)(6)	246.7	425.9	512.2
Net Income (in millions of Reais)(6)	408.1	(856.1)	(771.1)
Total assets (in millions of Reais)(6)	1,752.4	2,632.8	2,383.6

(1)
Churn is the number of customers that leave Global Telecom during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)
Projections based on estimates of the Instituto Brasileiro de Geografîa e Estatistica—IBGE and Target 2002 "Brasil em Foco".

(3)
Number of people within the region that can access the cellular telecommunications signal.

(4)
Percentage of the population in the region that can access the cellular telecommunications signal.

(5)
Number of cellular lines in service in the region, including competitors, divided by the population of the region.

(6)
Data taken from financial statements prepared under Brazilian GAAP.

        Under the terms of Global Telecom's authorization from ANATEL, it operates in the states of Paraná and Santa Catarina. These two states have a combined population of approximately 15.3 million and together generate approximately 10% of Brazil's gross domestic product. The mobile phone penetration rate is approximately 19.4% in Paraná and Santa Catarina. As of December 31, 2002, Global Telecom's service area reached more than 74% of the urban population of those areas and Global Telecom had 1,177,000 subscribers, representing an estimated market share of 41% as compared to 862,000 subscribers as of December 31, 2001, representing an estimated market share of 35%. Global Telecom introduced pre-paid products in 2000 and made significant investments in 2001 and 2002 to expand the coverage of its network service, as well as to offer mobile data services with potential speeds of up to 14.4 kb per second.

Tele Sudeste Celular Participações	2000	2001	2002

Cellular lines in service at year-end (in thousands)	2,503	3,028	3,455
Customer growth during year	35.2%	21.0%	14.1%
Prepaid lines in service at year-end (in thousands)	1,549.2	2,023.3	2,368.2
Churn(1)	33.3%	17.9%	18.2%
Estimated population of authorization area at year-end (millions)(2)	17.5	17.9	18.0
Estimated covered population at year-end (millions)(3)	15.8	15.3	15.8
Percentage of population covered(4)	90.5%	85.9%	87.4%
Penetration at year-end(5)	23.7%	27.7%	32.7%
Net operating revenues (in millions of Reais)(6)	1,528.6	1,703.3	1,847.6
Net Income (in millions of Reais)(6)	121.9	162.9	140.4
Total assets (in millions of Reais)(6)	2,696.2	2,690.6	2,812.1

(1)
Churn is the number of customers that leave Telerj Celular and Telest Celular, taken together, during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)
Projections based on estimates of the Instituto Brasileiro de Geografîa e Estatistica—IBGE and Target 2002 "Brasil em Foco".

(3)
Number of people within the region that can access the cellular telecommunications signal.

(4)
Percentage of the population in the region that can access the cellular telecommunications signal.

(5)
Number of cellular lines in service in the region, including competitors, divided by the population of the region.

(6)
Data taken from financial statements prepared under Brazilian GAAP.

        Tele Sudeste Celular Participações, or Tele Sudeste, holds 100% of Telerj Celular, the leading mobile telephone operator in the state of Rio de Janeiro and 100% of Telest Celular, the leading mobile operator in the state of Espirito Santo. These states have a combined population of approximately 18 million people and together contribute to around 13% of Brazil's GDP. As of December 31, 2002, mobile penetration in its authorization area was 32.7%, compared to 19.8% in the rest of Brazil. At December 31, 2002, Tele Sudeste had approximately 3.5 million cellular lines in service, of which approximately 2.4 million were prepaid. Tele Sudeste's consolidated operating revenues were R$1,848 million in 2002, R$1,703 in 2001 and R$1,529 million in 2000.

Tele Leste Celular Participações	2000	2001	2002

Cellular lines in service at year-end	674	822	973
Customer growth during year	25.6%	22.0%	18.3%
Prepaid lines in service at year-end	347.8	499.1	673.4
Churn(1)	22.1%	19.8%	25.5%
Estimated population of authorization area at year-end (million)(2)	14.8	15.1	15.1
Estimated covered population at year-end (million)(3)	9.1	9.3	9.5
Percentage of population covered(4)	62%	62%	63%
Penetration at year-end(5)	7.5%	8.9%	10.6%
Net operating revenues (in millions of Reais)(6)	332.6	386.3	431.4
Net Income (loss) (in millions of Reais)(6)	(9.5)	(6.0)	(5.1)
Total assets (in millions of Reais)(6)	914.5	861.5	958.0

(1)
Churn is the number of customers that leave Tele Leste Celular Participações during the year calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)
Projections based on estimates of the Instituto Brasileiro de Geografîa e Estatistica—IBGE and Target 2002 "Brasil em Foco".

(3)
Number of people within the region that can access the cellular telecommunications signal.

(4)
Percentage of the population in the region that can access the cellular telecommunications signal.

(5)
Number of cellular lines in service in the region, including competitors, divided by the population of the region.

(6)
Data taken from the financial statements prepared under Brazilian GAAP.

        Tele Leste Celular Participações, or Tele Leste, holds 100% of Telebahia Celular, the leading mobile telephone operator in the state of Bahia and 100% of Telergipe Celular, the leading mobile operator in the state of Sergipe. These states have a combined population of approximately 1.5 million people and together contribute to around 5% of Brazil's GDP. As of December 31, 2002, mobile penetration in its authorization area was 10.6%, compared to 19.8% in the rest of Brazil. At December 31, 2002, Tele Leste had approximately 1.0 million cellular lines in service, of which approximately 0.7 million were prepaid. Tele Leste's operating revenues were R$431 million in 2002, R$386 million in 2001 and R$332 million in 2000.

CRT Celular	2000	2001	2002

Cellular lines in service at year-end (in thousands)	1,452	1,785	2,078
Customer growth during year	50.1%	22.9%	16.4%
Prepaid lines in service at year-end (in thousands)	889.2	1,206.3	1,466.4
Churn(1)	21%	17%	16%
Estimated population of authorization area at year-end (millions)(2)	9.8	10.0	10.1
Estimated covered population at year-end (millions)(3)	8.0	8.2	8.3
Percentage of population covered(4)	81%	82%	82%
Penetration at year-end(5)	21%	26%	31%
Net operating revenue (in millions of Reais)(6)	758.6	840.4	910.9
Net Income (in millions of Reais)(6)	60.0	102.9	147.6
Total assets (in millions of Reais)(6)	1,337.8	1,417.3	1,680.0

(1)
Churn is the number of customers that leave CRT Celular during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)
Projections based on estimates of the Instituto Brasileiro de Geografîa e Estatistica—IBGE and Target 2002 "Brasil em Foco".

(3)
Number of people within the region that can access the cellular telecommunication signal.

(4)
Percentage of the population in the region that can access the cellular telecommunication signal.

(5)
Number of cellular lines in service in the region, including competitors, divided by the population of the region.

(6)
Data taken from financial statements prepared under Brazilian GAAP.

        CRT Celular is the leading mobile telephone operator in the state of Rio Grande do Sul. The state of Rio Grande do Sul has a population of approximately 10 million people and contributes to around 10% of Brazil's GDP. As of December 31, 2002, mobile penetration in CRT Celular's authorization area was 31.2%, compared to 19.8% in the rest of Brazil. At December 31, 2002, CRT Celular had approximately 2.1 million cellular lines in service, of which approximately 1.5 million were prepaid. CRT Celular's operating revenues were R$911 million in 2002, R$840 million in 2001 and R$758 million in 2000.

        Medi Telecom in Morocco.    In August 1999, Medi Telecom, a consortium made up of Portugal Telecom, Telefónica Móviles and certain Moroccan entities, bid for and won a license to operate a GSM mobile network in Morocco. This was the second such license issued by the Moroccan government. The license fee was 9.0 billion Moroccan dhirams (€929 million). Medi Telecom entered into a €1 billion project financing facility. We initially held 34.5% of Medi Telecom, having invested approximately €166 million, but in January 2000 we sold 4% of our interest in compliance with a condition of the bid process for the same license. At the end of 2002, following a capital increase, Portugal Telecom raised its equity share to 31.34%, equal to Telefónica's position. Medi Telecom began operations at the end of March 2000. By the end of 2002, it had 1,600,470 subscribers, representing an estimated market share of approximately 41%. Approximately 93% of its activated mobile telephone cards are prepaid, a result of capitalizing on our experience in Portugal. We are managing the operations of Medi Telecom jointly with Telefónica Móviles.

        Mascom Wireless in Botswana.    We manage the operations of, and have a 50.01% interest in, Mascom Wireless, an international consortium that offers GSM services in Botswana. Mascom Wireless was the first operator of GSM services in Botswana and is currently the market leader with an estimated 71% market share as of December 2002. Mascom had approximately 278,000 subscribers, and it had gross operating revenues of €54 million for 2002, €53 million for 2001 and €48 million for 2000. We accounted for Mascom Wireless on an equity basis until the end of 1999, assuming an interest of 40%. Since January 1, 2000, we have fully consolidated its financial results.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and local partners, which hold 50%, of the share capital of Unitel. We are the operational manager of the venture, which began operations in Luanda in April 2001. As of December 31, 2002, Unitel had 82,109 subscribers of which 99% were prepaid cards.

PT Multimedia

        We provide multimedia services in Portugal through our subsidiary PT Multimedia and its subsidiaries. PT Multimedia's operating revenues were €640.3 million in 2002, €592.9 million in 2001 and €226.7 million in 2000.

        Formation and Development.    Portugal Telecom formed PT Multimedia in July 1999 and transferred to the new company certain of our cable and satellite pay-TV activities as well as our Internet- related activities focused on residential customers and the small-office and home-office and small and medium-sized enterprise markets, including:

  •
  our cable television pay-TV operations through cable and DTH satellite;

  •
  cable and direct-to-home satellite programming activities;

  •
  advertising sales;

  •
  the provision of Internet access; and

  •
  our minority stake in the leading Portuguese telephone directories business.

        After an initial public offering of ordinary shares of PT Multimedia in November 1999, Portugal Telecom held 66.71% of PT Multimedia. PT Multimedia's shares are now traded publicly. During the course of 2002, we acquired 2.43% of PT Multimedia in the open market. As of December 31, 2002 Portugal Telecom held 56.48% of the ordinary shares of PT Multimedia.

        In 2000, Portugal Telecom granted a shareholder loan to PT Multimedia, to enable PT Multimedia to acquire international investments in the multimedia business. PT Multimedia repaid the loan through a capital increase in its ordinary share capital, and the new shares were issued to us in April 2001. PT Multimedia also issued further capital in August 2001 and December 2002.

        In March 2000, PT Multimedia created PT Conteúdos to hold its interests in programming ventures, and PT Multimedia.com, or PTM.com, to which it transferred its Internet-related assets. See "—PTM.com", above.

        In April 2000, PT Multimedia acquired 60.05% of Lusomundo, a leading media and entertainment company in Portugal, through a tender offer on the Euronext Lisbon Stock Exchange. Pursuant to an agreement with the majority shareholders of Lusomundo, PT Multimedia contributed its interest in Lusomundo to ASLE-SGPS, S.A. in exchange for 42% of the share capital of ASLE. After the contribution, ASLE owned 99.9% of Lusomundo's voting share capital. On March 26, 2001, PT Multimedia acquired the remaining 58% of the share capital of ASLE after approval from the Portuguese competition authorities in January 2001, thereby increasing its ownership interest in Lusomundo to 99.9% of Lusomundo's share capital. Approval was given on condition that PT Multimedia ensures that content produced by and supplied to Lusomundo, in which it does not face significant present or future competition, will be made available to third parties in accordance with normal market practice and the policy of transparency and non-discrimination that applies to other members of the Portugal Telecom group.

        As a result of the acquisition, PT Multimedia incurred a liability of €268.5 million payable to CINVESTE-SGPS, S.A. On June 20, 2001, in exchange for the contribution of such liability to Portugal Telecom, CINVESTE acquired 28.5 million of Portugal Telecom's ordinary shares at a price of €9.40 per share in connection with a share capital increase approved by Portugal Telecom's shareholders on February 5, 2001. PT Multimedia repaid the liability that it owed to Portugal Telecom with the proceeds from a rights issue completed in July 2001. See "—Lusomundo" below.

        In June 2000, PTM.com increased its share capital, issued new shares in a public offering to PT Multimedia's shareholders and was listed on the Euronext Lisbon Stock Exchange. On June 20, 2000, PT Multimedia sold approximately 7.5% of the share capital of PTM.com in a private placement to two strategic shareholders, Banco Espírito Santo and Caixa Geral de Depósitos, and to PPTV, a shareholder in its joint venture Sport TV.

        In January 2001, PT Multimedia announced the launch of an exchange offer in Portugal to acquire all of the outstanding shares of PTM.com that it did not already hold in exchange for PT Multimedia shares. The exchange offer was approved by PT Multimedia's shareholders on September 19, 2001. PTM.com shareholders received one PT Multimedia share for every 3.4908 PTM.com shares tendered. After completion of the exchange offer on December 3, 2001 PT Multimedia held 98.76% of the share capital of PTM.com. Pursuant to a compulsory acquisition permitted by Portuguese law, PT Multimedia acquired the remaining 4,186,593 ordinary shares of PTM.com that it did not already own and delisted PTM.com's shares from the Euronext Lisbon Stock Exchange in March 2002.

        On October 17, 2002, we entered into an agreement with PT Multimedia to acquire its 100% interest in PTM.com, its 24.75% interest in Páginas Amarelas and its 50 interest in Sportinveste Multimedia. These acquisitions took effect as of September 30, 2002 and were completed at an aggregate acquisition price of €199 million. In addition, we also acquired €401 million in shareholder loans that PT Multimedia had extended to PTMultimedia.com and Sportinveste Multimedia. This transaction reduced the net debt of PT Multimedia by €600 million to €139 million. As from October 1, 2002, PT Multimedia no longer fully consolidates the financial results of PTM.com.

        Overview.    PT Multimedia's businesses now consist of:

  •
  cable and satellite television through TV Cabo's subsidiaries and TV programming activities of PT Conteúdos' subsidiaries and joint ventures;

  •
  broadband internet access through cable modem provided by TV Cabo;

  •
  TV programming activities of PT Conteúdos' subsidiaries and joint ventures; and

  •
  the provision of media and entertainment content and services, including cinema distribution and exhibition, national and regional newspapers and magazines and radio in Portugal by Lusomundo.

        TV Cabo.    PT Multimedia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo's subsidiaries. TV Cabo is also involved in advertising sales. In addition, it provides multimedia services, such as broadband cable Internet access and interactive digital television services, or IDTV.

        Cable Television and Direct-to-Home Satellite Television Services.    TV Cabo is the leading cable television operator in Portugal. Its cable television licenses cover approximately 77% of Portugal's population, comprising approximately 3.7 million homes. At December 31, 2002, TV Cabo's cable network passed, or provided potential access to, approximately 2.39 million homes, including 2.2 million residences. At December 31, 2002, approximately 47% of the residences TV Cabo passed were subscribers, compared with 45% at December 31, 2001. TV Cabo's cable television subscribers are charged an installation fee, an annual rental fee for set-top boxes and a monthly subscription fee for programming packages.

        Since September 1998, TV Cabo has also distributed a direct-to-home, or DTH, satellite television service in Portugal. TV Cabo distributes its DTH satellite service using Hispasat Satellite broadcasting capabilities. TV Cabo's DTH satellite service is the only DTH digital multi-channel service specifically marketed in Portugal. TV Cabo's DTH satellite subscribers are charged an installation fee and a monthly subscription fee and are required to purchase a satellite dish and a digital set-top box. TV Cabo's DTH satellite service is mainly targeted at people whose homes are not passed by TV Cabo's cable television network.

        Because it offers cable and DTH satellite services, TV Cabo can distribute programming and advertising across Portugal. As of December 31, 2002, TV Cabo had approximately 290,200 DTH satellite subscribers. The total number of TV Cabo's cable and satellite subscribers increased 13% during 2002 to approximately 1,308,000 from 1,160,000 at the end of 2001. At December 31, 2002, approximately 70% of TV Cabo's cable and satellite subscribers subscribed to its premium channels, for which it charges additional fees.

        Programming Content.    As of December 31, 2002, TV Cabo offered over 40 basic channels to cable subscribers and more than 30 basic channels to DTH satellite subscribers in continental Portugal. Seven premium channels are presently available to cable and DTH subscribers. About half of the channels distributed by TV Cabo, including Telecine Premium and Telecine Gallery and Sport TV, consist principally of programming that is in Portuguese or that has been dubbed or subtitled in Portuguese. The rest of the channels are mainly in English, but also in other European languages such as Spanish, French and German.

        In March 2000, PT Multimedia (on behalf of PT Conteúdos) and TV Cabo established a strategic partnership with SIC, a major television operator in Portugal, to develop television content. This arrangement included the acquisition by SIC on September 4, 2000 of 60% of Lisboa TV, S.A., or Lisboa TV, the owner of a live news and information channel in Portugal, now known as "SIC Notícias", the production of two channels for TV Cabo's basic package and cross-promotion between SIC and TV Cabo. PT Conteúdos holds the other 40% of Lisboa TV.

        Multimedia Service.    In order to increase its revenues per subscriber, TV Cabo has been developing a set of multimedia services, comprising broadband Internet access and Interactive Digital Television. TV Cabo launched broadband Internet access through cable modems at the end of 1999. This was the first broadband internet access service launched in Portugal. TV Cabo had approximately 140,000 subscribers for its broadband Internet access product at the end of 2002. In June 2001, TV Cabo, in conjunction with Microsoft, launched its high-end interactive digital service, which uses set-top boxes manufactured by Octal TV, a company in which PT Multimedia holds a 20% interest. With the set-top box, subscribers have access to several IDTV services such as Pay Per View, Homebanking, Shopping, Games and Betting. In 2003, TV Cabo's plans to launch a low-end interactive digital service aiming to provide to subscribers a first digital experience.

        Network.    Between 1994 and year-end 2002, TV Cabo invested approximately €470 million, mainly in the development of a hybrid fiber-coaxial broadband distribution network. The network has a bandwidth of 750 MHz and is sufficient to permit gradual migration to digital signals. The current design of the network allows it to increase capacity without significant additional capital expenditure. TV Cabo has activated the two-way capacity of its bandwidth cable network which at the end of 2002 stands at 86% of houses passed by its network. This activation allowed it to introduce Internet access by cable at the end of 1999 and allowed it to launch its IDTV service in June 2001.

        TV Cabo's television signals are transmitted through fiber optic cables owned by our fixed line business, PT Comunicações under a service agreement. In addition, TV Cabo has used PT Communicações existing ducts, wherever possible, to build its network. Because TV Cabo was able to utilize those ducts, its cumulative 2002 capital expenditure per home passed, excluding last connection to the client, or cable drop, was approximately €84. As of December 31, 2002, TV Cabo's network reached approximately 2 million homes that have two-way capacity. The investment required to make the network capable of carrying two-way signals is also minimal.

        Marketing.    TV Cabo is pursuing an aggressive marketing campaigns. It is promoting its premium channels and highlighting the high level of Portuguese-language content on its channels the new digital services enabled by IDTV and its broadband internet access (NetCabo). TV Cabo markets its services through door-to-door selling, telemarketing and through Portugal Telecom shops, its own shops, supermarkets and other retail shops. We believe the alliance with SIC, Sport TV and other content producers has been contributing to the increased penetration of TV Cabo, as the agreement contemplates cross promotion between free and cable TV, and increased advertising initiatives.

        Strategic Alliance with Microsoft.    In connection with Microsoft's investment in PT Multimedia, we entered into a strategic agreement with Microsoft providing, among other things, for cooperation in joint projects for the development and delivery of interactive video and data services, such as non-traditional telephone services, Internet, interactive video enhanced programming and wireless and other data services to both business and residential customers. See "—Our Businesses—Strategic Alliances—Alliance with Microsoft", below.

        Lusomundo.    Lusomundo provides entertainment distribution services through Lusomundo Audiovisuais, cinema exhibition through Lusomundo Cinemas and production of news content through Lusomundo Media.

        Lusomundo Audiovisuais.    Lusomundo Audiovisuais has broadcast rights to over 3,000 feature films as of December 31, 2002. In Portugal, Lusomundo Audiovisuais also has the right to distribute:

  •
  Videogames: Sony Playstation;

  •
  Theatrical: UIP (Universal, Dreamworks and Paramount, BUENA Vista International (Touchstone, Walt Disney Pictures), Spyglass, Revolution Studios and Independent Producers; and

  •
  Video: Columbia, BVHE (Walt Disney), Paramount, Spyglass, Revolution Studios and Independent Producers.

        Lusomundo Cinemas.    Lusomundo Cinemas has cinemas with 130 screens in Portugal and 104 screens in Spain, as of December 31, 2002.

        Lusomundo Media.    Lusomundo Media is the owner of several newspapers and magazines in Portugal, such as:

  •
  "Jornal de Notícias", one of Portugal's most popular daily newspapers with an average daily circulation of approximately 109,000 as of December 31, 2002;

  •
  "Diário de Notícias", one of Portugal's leading daily newspapers with an average daily circulation of approximately 54,000 as of December 31, 2002;

  •
  "24 Horas", a daily tabloid newspaper, and "Tal & Qual", a weekly tabloid newspaper;

  •
  regional newspapers, including "Açoreano Oriental", "Diário de Notícias da Madeira", "Jornal do Fundão" and "Jornal Tribuna de Macau"; and

  •
  6 magazine titles, including "Notícias Magazine", "Grande Reportagem", "Volta ao Mundo", "Evasões", "Playstation 2" and "National Geographic Magazine".

        Lusomundo Media also provides radio content and programming and owns "TSF", Portugal's most popular news radio station. As of December 31, 2002, "TSF" had approximately 271,000 listeners on a daily basis and an approximately 20% share of the total radio advertising market in Portugal.

        PT Conteúdos.    PT Multimedia created PT Conteúdos to manage the Portuguese-language audiovisual programming activities previously managed by TV Cabo. After restrictions on cable operators engaging in any programming business were lifted in 1997, TV Cabo formed two joint ventures to develop programming channels in Portugal (Sport TV and Premium TV) and launched CNL, now known as Sic Noticias (Lisboa TV), a Lisbon-focused live news, information and entertainment channel in Portuguese. These ventures were aggregated under PT Conteúdos, which is 100% owned by PT Multimedia.

        PT Conteúdos directly owns 46% of Premium TV, a partnership with Globo and SIC. Globo is Brazil's leading television network, and a leading producer of Portuguese programming. SIC is a major television operator in Portugal. PT Multimedia holds an additional 8% of Premium TV through

Lusomundo. In June 1998, Premium TV launched two premium movie channels—Telecine Premium and Telecine Gallery—using the film libraries of Globo. Until May 2003, these channels were distributed via cable and satellite, through TV Cabo's platforms. Premium TV has also launched adult entertainment programming. In June 2003, PT Multimedia acquired the remaining 54% of the share capital of Premium TV held by Globo and SIC, and decided to replace Telecine Premium and Telecine Gallery by launching two premium movie channels (Lusomundo Premium and Lusomundo Galery) produced in-house using the film libraries of Lusomundo.

        PT Conteúdos also owns 33.33% of Sport TV, a joint venture with Radiotelevisão Portuguesa, S.A., the Portuguese state television operator, and PPTV-Publicidade de Portugal e Televisão, S.A. The latter is a subsidiary of Olivedesportos, a Portuguese sports marketing firm. This joint venture produces Sport TV, a premium sports channel, which is distributed by Portuguese cable and satellite operators in exchange for a per-subscriber fee. Sport TV holds a license to distribute most league matches of Portugal's leading football league and certain other European football leagues through 2004.

        PT Conteúdos also holds PT Multimedia's 40% interest in Lisboa TV (the owner of the live news and information channel "SIC Notícias"). See "—TV Cabo", above.

        Additionally, PT Conteúdos holds 100% of TV Cabo Auidovisuais S.A., a company that is engaged in the wholesale business for content. From 2002 overwards this company will be responsible for negotiations with content producers of the acquisition of rights to carry pay TV channels and other content. It will resell that content to different distribution platforms including TV Cabo's pay TV and Internet platforms, as well as those of other operators.

        Yellow Pages.    Until October 2002, PT Multimedia held a 24.75% economic stake and 50% of the voting rights in the leading provider of yellow pages and white pages directories in Portugal, Páginas Amarelas. In October 2002, PT Multimedia sold its interest in Páginas Amarelas to us. See "—PT Multimedia—Formation and Development".

        PT Multimedia.com.    In March 2000, PT Multimedia formed PT Multimedia.com, in which it collected its Internet activities focused on the residential and small and medium-sized enterprise markets. In October 2002, PT Multimedia sold its interest in PT Multimedia.com to us. Therefore PT Multimedia no longer consolidates these companies in its financial statements as from October 2002 and we only recorded their results under "PT Multimedia" for the first three quarters of 2002. The contribution from the Internet activities in the fourth quarter of 2002 was recorded in our consolidated financial statements under "Other". See "—PTM.com—Formation and Development".

PT Ventures

        PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.), or PT Ventures, aggregates interests in telecommunications operators and service providers in China, Europe and certain African countries. We hold 100% of PT Ventures.

        Investments in Africa.    PT Ventures owns 40% of the share capital of Cabo Verde Telecom, which provides telecommunications fixed, mobile, data and Internet services to the Cabo Verde Islands, a Portuguese-speaking country off the coast of West Africa. PT Ventures manages and provides technical support to the company. Cabo Verde Telecom also uses GSM mobile technology.

        In Mozambique, PT Ventures has a 50% stake in Teledata together with TDM the Mozambican incumbent that holds the other 50%. Teledata provides data communications and Internet services. Teledata holds an estimated market share of approximately 70%.

        Investments in Asia.    PT Ventures has a 25% interest in Companhia de Telecomunicações de Macau, or CTM, the exclusive provider of fixed line and a provider of mobile telephone services in Macau. Macau, an enclave situated near Hong Kong on the coast of the Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999 when its administration was transferred to the People's Republic of China. The other shareholders of CTM are Cable & Wireless plc and CITIC Pacific.

        At December 31, 2002, CTM had 176,732 fixed line main lines in service. This figure represents approximately 40 fixed line main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 211,307 activated mobile telephone cards at December 31, 2002 and 47 activated mobile telephone cards per 100 inhabitants. CTM uses GSM digital mobile technology. In December 1999, CTM entered into a new concession that will be valid until the end of December 2011.

        PT Ventures holds a 35% interest in Macau Cable TV, a company that has a license to provide and provides cable television services in Macau. The other interests in Macau Cable TV are held by Macau and Chinese investors.

        PT Ventures has interests in satellite broadcasting services and satellite television programming in the People's Republic of China. Together with local investors and companies representing the Chinese Ministry of Posts and Telecommunications, the Ministry of Aerospace Industry and Ministry of Defense, we have formed a joint venture, called Telesat, that provides satellite broadcast services. We have a 18.52% interest in Telesat. With a stake of 6.67%, we also participate in Cosmos with several local investors and investors representing Chinese state companies. Cosmos provides satellite television programming.

        Investments in East Timor.    PT Ventures holds a direct 75.16% interest in Telecomunicações Públicas de Timor, or TPT, the controlling consortium of Timor Telecom, the country's incumbent operator. Timor Telecom has a concession to provide telecommunication services in East Timor for a period of 15 years, from July 2002, renewable for 10 years. Other than Internet services, its right to provide all services is exclusive for the length of the concession period.

        Investment in Central Europe and Eastern Europe.    PT Ventures has a 44.62% interest in Hungaro DigiTel Kft, or HDT, a satellite telecommunications company.

        Investment in Directories.    PT Ventures holds 100% of Directel - Listas Telefónicas Internacionais, SGPS, S.A., or Directel, the holding company of a number of international directories companies in Africa and Asia. Directel operates in Kenya, Mozambique, Angola, Uganda, Cape Verde, Macao and Hong Kong.

        Corporate Venture Capital.    PT Ventures is also looking for corporate venture capital opportunities that have synergies with telecommunications services.

PT Sistemas de Informação, PT Inovação, PT Pro and PT Compras

        As part of our reorganization, in December 1999, we created PT Sistemas de Informação, an information systems support unit to which we have transferred the data centers, information systems and information technology activities of our business units. PT Sistemas de Informação provides integrated information systems and information technology services to our business units, as well as to our existing and new customers. In 2002, we held 95% of the share capital of PT Sistemas de Informação and IBM held 5%, although in 2003, we acquired IBM's interest in PT Sistemas de Informação. PT Sistemas de Informação has subcontracted the information technology aspect of its services to DCSI-Dados, Computadores e Soluções Informáticas, or DCSI, an information technology company of IBM.

        In October 2002, PT Sistemas de Informação acquired, from PT Prime SGPS and BES.com, their shares in the share capital of Megamédia, a company previously controlled by PT Prime SGPS and engaged in IT consulting and web-enabled solutions. Subsequently, PT Sistemas de Informação acquired the remaining share capital of Megamédia and in April 2003 this company was merged with

PT Sistemas de Informação. This transaction was entered into to allow our IT consulting business to be developed using a single platform, taking advantages of synergies and economies of scale.

        In July 1999 we created Portugal Telecom Inovação, S.A., or PT Inovação, to focus on research and development of innovative technological solutions for the developing market.

        In December 2002, we created PT Serviços, S.A., or PT Pro, to aggregate all our back office activities in Portugal. PT Pro will take advantage of economies of scale and process alignments throughout our group to reduce costs in back office activities. PT Pro will also allow for a reduction of the execution risk of the financial reporting function of the Company through standardization of processes and application of best practices.

        On May 2003 we created PT Compras, S.A., or PT Compras, and we transferred our newly created central purchasing unit to this company. PT Compras will optimize our purchasing function on an integrated basis. Taking advantage of scale and specialization, we expect PT Compras to increase pressure in reducing suppliers' prices and to improve the levels of quality and service. We believe that PT Compras will be a significant driver in creating competitive advantages for PT.

Strategic Alliances

        We have summarized below our principal existing and planned alliances and joint ventures.

        Alliance with Telefónica.    On January 23, 2001, we entered into a strategic agreement with Telefónica to create a mobile joint venture company that would aggregate all our Brazilian mobile assets with the Brazilian assets of Telefónica Móviles, the mobile subsidiary of Telefónica, to the extent permitted under Brazilian law. On December 27, 2002, we and Telefónica transferred all of our respective interests in Brazilian mobile services companies to the joint venture, called Brasilcel, with its head office in the Netherlands. We hold our interest in Brasilcel through PT Móveis and Telefónica holds its interest through Telefónica Móviles. Our agreements governing the ownership and management of Brasilcel have been entered into by those entities. We have discussed the benefits we expect from the joint venture with Telefónica and the reasons for entering into it above under "—Joint Venture with Telefónica in Brazil".

        We have appointed the Chief Executive Officer and Telefónica has appointed the Chief Financial Officer of Brasilcel. We manage Brasilcel on an equal basis with Telefónica and appoint six of the twelve members of its board of directors, including the Vice-Chairman. Three of each party's six directors must be resident in the Netherlands. In the event that either our or Telefónica's economic and voting interest is diluted below 50%, but not lower than 40%, due to a capital increase, the diluted party can re-build its interest to 50% within 12 months from the date of dilution. During such period, Brasilcel would be managed on an equal basis. We can maintain our share ownership percentage by contributing with cash or liquid assets. Should the percentage of the share capital in Brasilcel that we or Telefónica hold fall below 40% and remain below 40% for six consecutive months thereafter, our respective numbers of directors on the board will be changed to reflect our proportional shareholdings and the diluted shareholder will lose its right to appoint the CEO or CFO, as applicable.

        As long as both parties have equal voting rights, the decisions of the board of directors shall be made by mutual agreement of the parties and will accordingly require the vote of at least one director appointed by each party. The joint venture agreement specifies that important decisions will be made by the affirmative vote of at least seven members of the board of directors. If a deadlock over an important issue in the decision-making of Brasilcel cannot be resolved by the chairmen and CEOs of us and Telefónica, then the issue will be settled by reference to a committee of third party "wise persons". Alternatively, if the parties so agree, the interests contributed by the companies to Brasilcel will be returned and any subsequent interests acquired by Brasilcel will be divided according to the agreement of the parties or by arbitration.

        Potential acquisitions of wireless and mobile telephone operators in Brazil may be pursued by Brasilcel or by us or Telefónica and subsequently contributed to Brasilcel. New acquisitions by Brasilcel require the approval of a majority of the board of directors of Brasilcel. If either we or Telefónica acquire a mobile operator in Brazil, the acquiring party must offer the right to a 50% participation in the acquisition to the other party.

        In the event of a change of control of either us or Telefónica, the unaffected party shall have the right to sell the shares that it owns in Brasilcel to the affected party at a value determined pursuant to an independent appraisal. In addition, if we are diluted to below a 40% economic and voting interest in Brasilcel and fail to increase our interest to 40% within a six-month period, we will have the right to sell our interest in Brasilcel to Telefónica within one year from the expiration of the applicable six month period at a price to be determined by a third party.

        If either party wishes or is required to transfer all or part of its equity interest in Brasilcel to a third party, the non-transferring party will have the right to purchase the equity interest on the same terms and conditions offered by the third party.

        In 1997, we entered into a cooperation agreement with Telefónica. This agreement focused principally on cooperation in international investments, particularly in Latin America. In 1998 we acquired interests, together with Telefónica, in Brazil. See "—Mobile Businesses—Joint Venture with Telefónica Móviles in Brazil." In 1999 we commenced operations with Telefónica in Morocco. See "—Mobile Businesses—Medi Telecom in Morocco".

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of our board who is an executive officer is serving on Telefónica's board as a non-executive director and two members of Telefónica's board who are executive officers are serving on our board as non-executive directors. Under the terms of our strategic agreement with Telefónica, we may acquire up to an additional 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. Currently, Telefónica directly holds 3.74% of our share capital. Neither party controls the operations or management of the other.

        As of December 31, 2002, Telesp Participações S.A. and Aliança Atlântica Holding B.V., which are affiliates of Telefónica, hold 0.64% and 0.42%, respectively, of our share capital.

        Alliance with Banco Espírito Santo and Caixa Geral de Depósitos.    In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo group, or BES, and Caixa Geral de Depósitos, or Caixa, to develop "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000 we acquired a stake in BES of 3% of its share capital. As of December 31, 2002, BES owned 9.32% of Portugal Telecom's share capital. In accordance with this arrangement, an executive officer of BES serves as a non-executive member of Portugal Telecom's board of directors. An executive member of Portugal Telecom's board of directors also serves as a non-executive member of the board of directors of BES.

        Under this strategic partnership agreement, we launched various initiatives in business-to-consumer and business-to-business e-commerce and new mobile service areas in business-to consumer and e-finance, business-to-business and M-commerce and payment services.

        Alliance with Microsoft.    In March 1999, we formed a strategic partnership with Microsoft to develop jointly interactive video and data services. The partnership was formed to accelerate the deployment of new broadband technology and services for delivery to our customers in Portugal. The alliance provides for a wide range of joint initiatives, including the development of interactive services over the Internet, interactive digital television and wireless services. In connection with this alliance, Microsoft holds a 1.87% interest in PT Multimedia. See "—PT Multimedia".

Properties

        Our principal properties consist of buildings and telecommunications installations. These include various sizes of exchanges, transmission equipment, cable networks, base stations for mobile networks and equipment for radio communications. They are located throughout Portugal and internationally. We own our principal offices in Lisbon.

        We own several office buildings in Portugal. Our main proprietary office space is located at the following addresses:

  •
  Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (61,534 square meters);

  •
  R. Gonçalves Cristóvão, n° 155, Porto, Portugal (15,116 square meters);

  •
  R. General Humberto Delgado, 342/368, Coimbra, Portugal (11,785 square meters);

  •
  R. Andrade Corvo, 10/14, Lisboa, Portugal (10,300 square meters);

  •
  Av. da Liberdade, 266 and R. Rodrigues Sampaio, 111, Lisboa, Portugal (10,057 square meters); and

  •
  R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters).

        We also have some leased offices, which are located at the following addresses:

  •
  Av. Álvaro Pais, 2, Lisboa, Portugal (31,800 square meters);

  •
  Parque da Ciência Oeiras, Lt 35, Taguspark, Portugal (27,800 square meters);

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters);

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters); and

  •
  R. Entrecampos, 28, Lisboa, Portugal (7,120 square meters).

        The cable television infrastructure that TV Cabo's regional subsidiaries have installed and operated may be subject to reversion or transfer to third parties without compensation when the authorizations granted expire or are terminated. See "—Regulation—Portugal—Summary of Our Concession and Existing Licenses".

        We have registered our important trademarks, such as "Portugal Telecom," "TV Cabo," "PT Prime," "TMN," "PT Multimedia," "PT Multimedia.com," "Telepac" and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. Telesp Celular has registered its important trademarks in Brazil. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

Competition

        We now face substantial and increasing competition. The Portuguese telecommunications sector has been open to competition since January 1, 2000. We have competitors able to compete with us in each of our service areas. In response to the competition we are already experiencing and in anticipation of intensified competition, we are pursuing a range of strategic initiatives. Through these, we intend to reposition, modernize and prepare ourselves for the challenging new environment in which we operate.

Competition Facing PT Comunicações

        Since January 1, 2000, we no longer have the exclusive right to provide domestic and international public switched fixed line telephone services or to install and operate the related telecommunications networks in Portugal.

        Fixed-line Telephone Services.    Our fixed-line telephone services business faces increasingly strong competition from new fixed-line operators as well as from mobile telephone service providers, including our own mobile service provider, TMN. The number of subscribers to mobile services in Portugal now outnumbers the number of wireline lines in Portugal. At the end of 2002, there were approximately 82.5 activated mobile telephone cards per 100 inhabitants in the Portuguese market. This growth comes as more residential subscribers add mobile lines for family members and as businesses add mobile cards for their employees. Vodafone Telecel and Optimus are already marketing their mobile services as an alternative to our wireline telephone services. We compete with them for market share. Mobile telephone services provided by TMN, Vodafone Telecel and Optimus have been growing strongly. Through TMN, we have benefited from the rapid growth of mobile services.

        Vodafone and Optimus have major shareholders that can provide them with substantial resources. As well as strengthening their position in the mobile telephone market, this may enable them to compete directly and aggressively with our fixed-line telephone services. See "—Competition Facing our Mobile Business TMN in Portugal". Optimus and Vodafone already offer direct access through fixed wireless access technology.

        At December 31, 2002, according to ANACOM figures, PT Comunicações had an estimated 95% market share of lines. At December 31, 2002, according to ANACOM figures and our estimates, our wireline businesses (including both PT Comunicações and PT Prime) had an approximately 90% of total outgoing traffic, a decrease of 3 percentage points from December 31, 2001, and an estimated 91% market share of domestic outgoing traffic, a decrease of 3 percentage points from December 31, 2001.

        The main competitors in the wireline voice market include Oni (owned by Electricidade de Portugal, Banco Comercial Português and Brisa—Autoestradas Portugal), Novis (owned by Sonae and France Telecom), Jazztel, Vodafone Telecel and the international competitor Global One.Jazztel, Vodafone and Global One are offering services mainly to small and medium-sized enterprises and corporate segments. The cable operator Cabovisão has a triple-play offer of Internet, cable TV and voice services to the residential segment. Cabovisão has attracted some of our local customer market and may continue to do so. Jazztel is constructing fiber rings in Lisbon and Oporto. It holds a license to offer fixed wireless access local loop services. As Jazztel rolls out its service offering, we expect it to be a significant source of competition for the provision of wireline telephone services to small and medium-sized enterprises. Sonae, the leading Portuguese retail group and a major Portuguese enterprise, in joint venture with France Telecom, formed Novis, the operator for fixed communications, and the cellular operator Optimus. All of the new entrants have focused on providing their customers national and international services over their networks without direct interconnection. These customers must still connect to our competitors' services through our fixed lines.

        The development of fixed wireless access local loop infrastructure represents a significant competitive challenge to our local loop infrastructure, because it provides an alternative to our local loop direct connections to customers. According to ANACOM, 8,600 fixed wireless access licenses were awarded to companies in Portugal as of December 31, 2002. The fixed wireless access local loop infrastructure that is being developed under these licenses is used to offer voice services in competition with our fixed-line telephone services.

        Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2002, we estimate that there were approximately 275,000 lines in pre-selection.

        We lose revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2002, according to ANACOM data and our estimates, our fixed-line business (including both PT Comunicações and PT Prime) had an estimated 76.7% market share of international traffic, an increase of 0.4 percentage points from December 31, 2001. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2002, however, we maintained the aggregate nominal prices of our regulated basket of services. Compared with 2001, because 2001 price change occured in February, prices reduced by 1.9% for regional calls, 1.6% for domestic long distance and 0.4% for international calls on average. We believe our price structure is now competitive and that we are meeting the challenge of full competition.

        The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to interconnect with our network. Portuguese law requires us to lease lines to our competitors. It also obliges us to interconnect our network with our competitors' networks or lines leased by them. Our interconnection rates are subject to regulatory review. See "—Regulation—Pricing of Wireline Services—Interconnection Prices". If ANACOM intervenes in the future to set interconnection prices at low levels, we believe new entrants to the Portuguese market would have a competitive advantage. New entrants and resellers of lines leased from existing operators have made very rapid inroads into other EU telecommunications markets that have also opened up to full competition.

        Wholesale.    Mobile operators are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using our network. This is reducing our wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

        Our interconnection business faces more direct competition now that other operators may install and operate their own public wireline telephone networks. Mobile and wireline networks, which are our interconnection customers, can interconnect with these new networks rather than with ours. Other competitors may also establish local networks using other technologies such as local radio systems, fiber optic technologies and new mobile systems that may be used to complete calls which are currently made to our subscribers. Refer, the owner of the Portuguese national railway infrastructure, and Águas de Portugal, a Portuguese state holding company with interests in water distribution companies, have formed Netrail, a fiber optic network company.

        Other infrastructure operators began leasing lines and satellite capacity when the market began to open in 1996 and 1997. Now, competitors may lease satellite-based networks, the infrastructure of public utilities and other infrastructures in full competition with our wholesale leased line business. As a result of growing competition in our leased line business, we have been reducing our prices substantially since the beginning of 1997.

        We also face competition from other licensed service providers, such as Global One and Oni Solutions, in the provision of voice services to corporate networks and other closed groups of users.

Such service providers can use lines leased from us or their own networks. This market is now highly competitive. These customers tend to have large volumes of traffic, particularly international and long distance.

Competition Facing PT Prime and Tradecom

        PT Prime faces significant competition from several operators. Its principal data communications and business solutions competitors include companies associated with Oni, Novis, Jazztel, Vodafone and other international operators, such as Global One, Colt, Equant and KPN Qwest. These companies compete with PT Prime in providing data communications, voice and Internet services to business customers.

        Tradecom's Internet and business-to-business activities, which are aimed at the large-business market, face increasing competition in Portugal. For example, Electricidade de Portugal has entered into a partnership with a financial company (Banco Comercial Português), a technology company (Ariba) and an energy company (Galp Energia) to create ForumB2B. ForumB2B provides business-to-business e-commerce services in the Portuguese market and competes with Tradecom. In addition, Sonae has established a partnership with a leading Portuguese financial institution, Banco Português de Investimento, and with a Portuguese technology company, AITEC, to create Bizdirect. Bizdirect provides business-to-business e-commerce services in Portugal.

        Our competitors may use satellite-based networks, the infrastructure of public network operators, leased lines and their own infrastructure to offer telecommunications services to customers. These are all alternatives to leasing lines from PT Prime for data communications. As a result of competition, PT Prime has reduced its prices for leased lines and focused on value-added solutions based on Internet Protocol Virtual Private Networks, or IP VPN, to establish managed internal voice and data transmission networks to out customers, as well as data center services.

Competition Facing PTM.com

        The Portuguese market for portal businesses, e-commerce and Internet access is highly competitive, relatively new and rapidly evolving. PTM.com compete with numerous providers of content and services over the Internet. These competitors include a wide variety of Portuguese and English language search engines, Internet portals, Internet service providers, applications service providers and sites maintained by government and educational institutions.

        PTM.com is the leader in providing Internet access and in search engines and portal activities in Portugal. Our other competitors in Portugal include:

  •
  Portuguese-language content providers, including clix.pt, iol.pt, vizzavi.pt, publico.pt and others;

  •
  English-language Internet retrieval companies, search engines and Internet portals, such as Yahoo, Alta Vista, Excite, Infoseek and Lycos; and

  •
  ISPs, such as Clix (Sonae), Oni, IOL.

Competition Facing our Mobile Businesses

        TMN in Portugal.    TMN competes with Vodafone Telecel and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, the Portuguese telecommunications regulator, at the end of 2002, in terms of the number of activated mobile telephone cards in the Portuguese market, TMN had a 51.9% market share.

        Optimus' growth since it entered the market in September 1998 has been partly a result of the growth in the overall mobile market. TMN's market share was approximately 50.5% of the number of activated mobile telephone cards at year-end 1997, before Optimus began to offer services in 1998.

Vodafone Telecel had approximately 49.5% of the market at that time. TMN's market share initially dropped when Optimus began to offer services. Since the end of 1998, however, TMN has made maintaining its market share a priority. As a result of competitive pricing strategies, quality of service, innovative services and technology and excellent subscriber care, it has sustained its market share of new mobile subscribers.

        Price competition has increased appreciably since Optimus entered the Portuguese mobile telephone market in September 1998. Both TMN and Vodafone Telecel have lowered prices in response to price reductions by Optimus.

        Vodafone Telecel and Optimus each have major shareholders that could provide them with substantial resources to compete aggressively against us in the Portuguese mobile telephone market. Vodafone Group plc, which was already Vodafone Telecel's controlling shareholder, has acquired the remainder of its share capital during 2002. Sonae (one of Portugal's largest groups with a leading position in the retail business in Portugal) and Orange (a subsidiary of France Telecom) are the major shareholders in Optimus. We expect Vodafone and France Telecom to use Vodafone Telecel and Optimus as vehicles to market their own services in the Portuguese market.

        Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. The Portuguese government awarded four licenses to provide third generation mobile services in December 2000. Each of TMN Vodafone Telecel and Optimus has received one of these licenses. The fourth license was awarded to Oniway, a subsidiary of Oni and a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services and as a result the Portuguese government repealed the license granted to Oniway by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to the new entrant be reallocated to them. This request was granted by a special ministerial order in January 2003. See "Mobile Businesses—TMN in Portugal" and "—Regulation—Portugal—Third Generation Mobile Services Licenses".

        Telesp Celular in Brazil.    Telesp Celular competed with three mobile operators in the state of São Paulo in 2002: BCP Telecomunicações S.A., or BCP, (in the São Paulo metropolitan area), Tess in the rest of São Paulo state and TIM (since September 2002). BellSouth is a shareholder in BCP. Tess is controlled by Telecom Américas Ltd. (controlled by América Móvil S.A., a large Mexican telecommunications group). BCP and Tess began offering services in their respective areas of the state of São Paulo in 1998. In February 2002, TIM acquired the D band license for the entire state of São Paulo. In September 2002, TIM began operations in São Paulo using the GSM/GPRS technology.

        On December 10, 2002, Telesp Celular converted its concessions to new SMP licenses. The distribution of new SMP licenses is likely to increase the competitiveness of the mobile market in which Telesp Celular operates as well as in the other areas where Brasilcel operates.

        Telesp Celular also competes with other wireless telecommunications services, such as digital trunking and paging services, which are widely used in Brazil. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services.

        Telesp Celular also competes for subscribers with wireline telephone service providers. Some existing and potential subscribers may shift to wireline services for a number of reasons, including price, if the availability of wireline services and the quality of the service improve. The main wireline service provider in São Paulo state is Telefónica, through Telesp Fixa. In April 1999, a license to provide wireline services in São Paulo state was also granted to Vésper S.A., that is controlled by Qualcom and others shareholders.

        Brasilcel's Other Operators in Brazil.    As a result of the new SMP licensing regime, Tele Sudeste, Tele Leste, Global Telecom and Celular CRT face increasingly competitive environments. There has been a significant increase in the number of licensed operators and competitors in their authorization areas. These competitors are in some cases already providing wireless or wireline services in the same regions and other regions of Brazil and represent companies of substantial size and resources.

        ANATEL auctioned nine new SMP licenses, three per region, operating under band C, band D and band E. An operator that was awarded a license in the SMP auction was also granted a license to operate long distance fixed telephony, both national and international, after December 31, 2001. The band C auction was canceled due to a lack of bidders. ANATEL is analyzing the best way to allocate the relevant frequency, and a new band C auction is not expected to take place. The band D auction was successfully completed on February 13, 2001. Telemar was awarded a band D license for Region I (North and East Region, including the states of Rio de Janeiro, Minas Gerais and the states in the Northeast and North of Brazil) and Telecom Italia Mobiles was awarded a band D license for Region II (Center and South Region, including the states of Rio Grande do Sul, Santa Catarina, Paraná and the states in the Center of Brazil) and Region III (São Paulo Region, including the metropolitan area of the city of São Paulo and the rest of the state of São Paulo). The initial band E auction was held on March 13, 2001. Telecom Italia Mobiles was awarded a band E license for Region I. The auction for band E licenses in Regions II and III was postponed due to a lack of bidders. However, on January 22, 2001, ANATEL published a new invitation to bid for band E licenses in Regions II and III, as well as for band D and E licenses in eight smaller regions, some of which cannot be operated by Telecom Italia Mobiles due to its ownership interests in mobile operators. This auction was scheduled to take place on March 12, 2002 but was canceled due to a lack of bidders. In November 2002 those remaining licenses were awarded to: Telecom Americas (three licenses, including a Band E license for the metropolitan area of São Paulo), Brasil Telecom (three licenses in the regions in which it already operated in wireline telecommunications, including the states of Paraná, Santa Catarina and Rio Grande do Sul) and Vesper (three licenses, including a Band E license for the country area of São Paulo).

Competition Facing TV Cabo

        Certain cable television operators are authorized to provide services in Portugal in addition to TV Cabo. Portuguese cable television authorizations cover different regions. TV Cabo has control over nine cable authorizations covering 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands. As of the end of 2002, TV Cabo's cable television licenses covered approximately 77% of Portugal's population (this does not include its DTH satellite coverage). TV Cabo's competitors operate principally in Portugal's major cities. TV Cabo's principal competitors include Cabovisão, which has control over six cable authorizations, Parfitel, which has control over at least five cable authorizations and TVTel, which has control over four cable authorizations. According to ANACOM figures, we estimate that at the end of 2002, TV Cabo's competitors had approximately 16% of the total number of subscribers in the pay-TV market.

        We believe the first cable television operator in any region has a competitive advantage over other operators. TV Cabo began providing services in Portugal before its competitors. TV Cabo began to provide services in Lisbon and Oporto, Portugal's largest cities, in 1995. In addition, TV Cabo has completed building most of its planned cable network.

        TV Cabo competes for advertising revenue with terrestrial television companies and other forms of media such as newspapers, magazines, radio, billboards and the Internet. It also competes with terrestrial television companies for the acquisition of programming to attract viewers. Such competition can increase program acquisition costs.

        In August 2001, the Portuguese government granted an authorization to Plataforma de Televisão Digital Portuguesa, S.A., or PTDP, to provide digital terrestrial television services. The Pereira Coutinho Group, through Sociedade Gestão e Concorrência, SGPS, S.A., or SGC, holds an 80%

interest in PTDP, and the free-to-air TV channels Sociedade Independente de Comunicação, S.A., or SIC, and Radiotelevisão Portuguesa, S.A., or RTP, hold the remaining 20%. ANACOM instructed PTDP that it must begin operations before March 1, 2003. As PTDP has had difficulty complying with the instruction, ANACOM, with PTDP's agreement, has proposed to the Ministry of Economy that PTDP's authorization be revoked. By order of the Minister of Economy, dated March 25, 2003 (Ministerial order 6973/2003, published on April 9, 2003), the authorization was revoked. We are not aware of any immediate plan of the government to grant an authorization to any other entity to provide digital terrestrial television services in Portugal.

Competition Facing Lusomundo

        Lusomundo Audiovisuais and Lusomundo Cinemas.    In the five main segments of both these businesses (Film distribution, Cinema exhibition, Video distribution, Video games distribution and Distribution of rights for TV broadcasting), Lusomundo faces competition from various entities that differ from segment to segment.

        Lusomundo Audiovisuais and Lusomundo Cinemas' main competitors by activity are;

  •
  Film distribution: Filmes Castello Lopes, LNK Filmes, Columbia Tristar Warner Filmes de Portugal, Atlanta Filmes and Sociedade Distribuidora Vitora Filmes;

  •
  Cinema exhibition: Socorama—Sociedade Comercial de Cinemas, Medeia Filmes, New Lineo—Cinemas de Portugal, UCI Cinemas—United Cinemas international and AMC;

  •
  Video distribution: LNK Filmes, Ecovideo, Universal Home Video, Warner Home Video; Castello Lopes, Selecções Readers Digest and Planeta Agostini;

  •
  Video games distribution: Ecogames, Electronic Arts and Concentra;

  •
  Distribution of rights for TV broadcasting: Warner Television, Columbia Television, Fox Television, Paramount Television, Buena Vista International Television, Universal Television, LNK, Ecofilmes and Castello Lopes.

        In all of the activities mentioned above, except in the distribution of rights for TV broadcasting, where the free-to-air TV stations are basically supplied by the international market, Lusomundo Audiovisuais and Lusomundo Cinemas are market leaders in Portugal.

        Lusomundo Media.    The Portuguese market for newspapers and magazines has moved towards consolidation among the main media groups and the disappearance of independent publications. Excluding sports newspapers, Portugal has one of the lowest readership rates in Europe for newspapers and magazines.

        In terms of daily newspapers, "Jornal de Notícias" and "Diário de Notícias" have been dealing with more direct competition from "Público" (Sonae Group) and "Correio de Manhã" (Cofina Group).

        The Portuguese magazine market has been particularly active in the last ten years. Lusomundo Media's current portfolio includes six magazines aimed at different audiences, as follows:

Segment	Magazine
News	"Grande Reportagem"
Travel	"Volta ao Mundo" "Evasões"
Information/technology	"Playstation2"
General interest	"National Geographic Magazine" "Notícias Magazine"

        With a per issue circulation in excess of 190,000 copies, "Notícias Magazine" (distributed on Sundays with Lusomundo's newspapers, "Diário de Notícias", "Jornal de Notícias" and "Diário de Notícias da Madeira") is an uncontested market leader.

        Other significant magazine publishers in Portugal, apart from Lusomundo Media, are Impresa (in association with the Swiss media group Edipress), Impala and Cofina.

Regulation

        The telecommunications industry has traditionally been heavily regulated in most countries of the world, including Portugal and Brazil. Over the last several years, both countries (Portugal beginning in 1991 and Brazil in 1998) have substantially privatized their state-held telecommunications operators and have been opening their telecommunications markets to competition. Portugal, a member of the European Union, opened its telecommunications market to full competition as of January 1, 2000. Portugal is pursuing further EU-led initiatives aimed at increasing the competitiveness of its market. Brazil is also in the process of introducing further measures designed to increase competition. In this section, we explain the main laws and regulations in Portugal and Brazil that affect our operating companies in these two countries.

Portugal

        In the increasingly competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs, concern:

  •
  restrictions on the changes we may make to the prices we charge for certain wireline services;

  •
  obligations to allow our competitors to interconnect with and use our wireline network;

  •
  certain wireline services that we are obliged to provide to the public under our "universal service obligation";

  •
  measures that are intended to make it easier for our customers to migrate to our competitors' services, including carrier pre-selection, number portability and unbundling of the local loop; and

  •
  the terms of our Concession and our licenses, including the new third generation mobile license that TMN received at the end of 2000.

        Law 91/97 of August 1, 1997, known as Law 91 or the Basic Law of Telecommunications, provides the legislative framework and the basis for telecommunications regulation in Portugal. This law was enacted to implement the European Commission's legal framework for the opening of the telecommunications sector in the European Union to full competition. Law 91 provided for the opening of the Portuguese telecommunications market, including public switched wireline telephone services and related infrastructure to full competition, as of January 1, 2000. It also established the legislative framework for the transition to a fully competitive telecommunications sector in Portugal.

        Law 91 requires the Portuguese government to ensure that a basic telecommunications network exists and basic telecommunications services are provided on a universal basis in Portugal. In addition, Decree Law 381-A/97, of December 30, 1997, provides that any entity can provide telecommunications networks and services if they obtain a license from or register with the Portuguese telecommunications regulator.

        Our wireline business unit provides domestic and international public wireline voice telephone services in Portugal pursuant to a Concession granted in 1995. Portugal Telecom transferred this Concession to PT Comunicações. On December 11, 2002, we agreed to prepay the future rental payments due under the Concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of

Concession services to the Portuguese government in 2025. On December 27, 2002, we acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 Concession rental fee in the amount of €16.6 million. Our other subsidiaries in Portugal hold licenses to provide their services, including mobile telephony, data transmission and cable television. See "—Summary of Our Concession and Existing Licenses", below.

        Law 91, our Concession and Decree Law 458/99 of November 5, 1999, which implemented the EU universal service regulation, impose on us universal service obligations in Portugal. Currently, we are the only telecommunications Company in Portugal subject to these universal service obligations. See "—Universal Service Obligations", below. Law 91 imposes on the operators of public telecommunications networks an obligation to permit the use of their networks by other network operators and service providers on terms and conditions that are determined competitively and without discrimination. It also prohibits unfair competitive acts and abuse of a dominant position by a network operator or service provider. Law 91/97 has been changed by Law 29/2002 of December 6 enabling the sale of the ownership of the basic network to PT Comunicações on December 27, 2002, resulting in basic network assets becoming owned by PT Comunicações. See "—Summary of Our Concession and Existing Licenses—Our Wireline Concession" and "Item 8—Financial Information—Legal Proceedings". Law 91 also codified our right to use public rights-of-way free of municipal fees and taxes. Decree Law 458/99 (Universal Service) and Decree Law 415/98 of December 31, 1998, which implemented the EU Interconnection Directive in Portugal, address the pricing mechanism and the financing procedures regarding universal service obligations. According to our New Concession Agreement, PT Comunicações should be compensated for losses if the rights-of-way regime changes.

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service obligations and data protection, and one decision on the availability and use of radio spectrum. Until Portugal has implemented the new EU framework for electronic communications networks and services, the existing decree laws 458/99 and 415/98, which implement existing EU directives and regulations on universal service obligations and interconnection, will continue to govern in Portugal. The new EU framework is expected to be introduced through new legislation enacted by the Portuguese Parliament and Government and implementing regulations by the Portuguese regulator, ANACOM, which are required by the new EU framework to be in force by July 25, 2003. The introduction of the new regulatory framework is currently being implemented by the Government. The new EU directives will change the current regulatory framework applicable to us. The new EU directives and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets which may be subject to "ex ante" regulation will result in significant changes and refinements to the current regulatory regime applicable to us in Portugal.

        Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of 18 relevant retail and wholesale markets identified by the European Comission. Since we are active in many of these markets, the new regulatory regime could result in an increase in the regulatory measures affecting our businesses and operations. In addition, certain other aspects of the current regulatory scheme, such as the basis upon which we and other operators in Portugal can use public rights of way, may be subject to further review and changes. Overall, however, we believe that the new framework will permit an increasingly flexible approach to regulation as competition develops in Portugal. Until the implementation of the new EU regulatory regime at a national Portuguese level, the measures adopted under the current regulatory regime will still apply to us.

Regulatory Institutions

        ANACOM.    The Autoridade Nacional das Comunicações, or ANACOM, created in January 2001 (formerly The Instituto das Comunicações de Portugal, or ICP), is the Portuguese telecommunications regulator. Since it commenced operations in 1989, it has been closely involved in developing the telecommunications regulatory framework in Portugal. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications providers in Portugal.

        ANACOM is accountable to the Ministry of Economy. The Ministry of Economy retains basic responsibility for telecommunications policy in Portugal. Together with the Ministry of Finance, it has ultimate responsibility for monitoring our compliance with our Concession. It also has certain supervisory powers with respect to our activities. The Portuguese government delegated a significant number of those powers and functions to ANACOM in our Concession.

        Over the past several years the Portuguese government has substantially increased the autonomy of ANACOM and allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under our Concession, including our obligations to supply public switched wireline telephone services, leased lines and other services to our competitors on a timely basis. ANACOM has from, time to time, addressed complaints against us by our competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on our businesses or operations. ANACOM's decisions are subject to possible reconsideration and can be submitted for judicial review.

        EC Commission.    Most of the EU competition rules have the force of law in all EU member states and therefore apply to us in Portugal. The current priority of the EC Commission is to ensure that EU member states fully and correctly implement EU requirements in national law. The EC Commission routinely monitors the status of EU member states in implementing EU directives.

        The Directorate-General for Competition of the EC Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Amsterdam, also known as the EC Treaty, relating to competition in the EU. Article 81 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU. Article 82 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. There are currently no material complaints relating to our activities or the regulatory framework of the Portuguese government pending before the Directorate-General for Competition.

        We understand that at the end of 2001 the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provides PT Comunicaçoes with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess the potential outcome and implications, if any, for us, of such communications.

        Autoridade da Concorrência.    Our activities are also overseen by Autoridade da Concorrência (formerly Direcção Geral do Comércio e da Concorrência, or DGCC), the new agency with responsibility for enforcement of Portuguese competition law. This agency shares responsibility with

ANACOM for overseeing our compliance with the pricing convention, which we describe below, including pricing schemes. It is also responsible for considering complaints relating to our business practices or other business arrangements. There are currently no material complaints relating to our activities pending before this agency. We expect the Autoridade da Concorrência to take a more active role in matters relating to pricing and to the determination of which companies have "significant market power" and the regulatory implications for such companies.

Pricing of Wireline Services

        On September 10, 1997, we, ANACOM and the DGCC entered into a pricing convention. The pricing convention established price caps on our prices for wireline telephone services over the three-year period from January 1, 1998 through December 31, 2000. The pricing convention covered only the prices for our wireline telephone services, i.e., installation charges and line rental fees, and prices for domestic and international telephone calls and public payphones. The prices for our public switched wireline telephone services under the pricing convention had to comply with the principles of cost orientation, non-discrimination and transparency.

        Decree Law 458/99 requires that ANACOM, DGCC and the provider or providers of the universal service in Portugal enter into a new pricing convention that governs only prices for services that we provide under universal service obligations. We are currently the only universal service provider in Portugal. See "—Universal Service Obligations", below. On December 30, 2002, we, ANACOM and the DGCC entered into a new pricing convention pursuant to article 11 of Decree Law 458/99. The new pricing convention establishes the price regime applicable to the following universal services provided by PT Comunicações: (i) wireline services for subscribers, including traffic and subscription to analog lines within Portugal; and (ii) wireline services for public pay telephone calls made within Portugal, as well as making telephone directory and information services available. In addition, the new pricing convention governs certain obligations of PT Comunicações to provide services to retirees, low income pensioners, low consumption residential users and customers with special needs.

        Under the new pricing convention, the prices of universal services will be adjusted based on actual costs, and the prices charged must comply with transparency and non-discrimination principles and ensure that all users have access to such services. As a result, PT Comunicações must maintain a system of cost accounting, which will enable it to monitor the costs of the services it provides, and it must publicize current prices. For wireline subscribers, the new pricing regime means that the weighted average variation of the prices they pay for domestic services will not exceed 2.75 p.p. for 2003. PT Comunicações is also obligated under the new pricing convention to make available an optional pricing plan for the benefit of residential customers with low consumption.

        Other Requirements.    The regulatory framework requires PT Comunicações to submit periodic reports on quality of service and comply with the specified indicators. Penalties may occur in case we do not achieve such indicators. The new pricing convention allows us to discount our prices for wireline telephone services so long as such discounts are offered on a transparent and non-discriminatory basis. In addition, we must offer economy service options to retired pensioners whose household income is less than the national minimum salary level established by the Portuguese government. We must also provide itemized billing records, white page directories and certain other facilities to certain specified categories of subscribers free of charge.

        Interconnection Prices.    Decree Law 415/98 of December 31, 1998, which implemented the EU Interconnection Directive, sets out a general framework for interconnection. We submitted our reference interconnection offer for the year 2003, which was published on April 8, 2003, to ANACOM. See "—Interconnection", below. We also submitted our reference Internet access offer to ANACOM. See "—Interconnection—Internet Access", below.

        Prices for Leased Lines.    Prices for our leased lines are not subject to the pricing convention. The principles of cost-orientation, non-discrimination and transparency apply to our leased line prices, because ANACOM determined in August 2000 that we have significant market power in the provision of leased lines.

Universal Service Obligations

        As we mentioned above under "—Pricing of Wireline Services," our new pricing convention only regulates the prices of services offered under our universal service obligations. These services are all wireline telephone services, public payphones, national directories and information services.

        The EU Interconnection Directive sets out the rules for costing and financing of universal service in a competitive environment. The EU allows EU member states to decide which operators have an obligation to provide universal service. It also describes how these states may allocate any unfair burden that may arise as a result of the universal service obligation. However, it does limit the services that are eligible for any support payments made to the universal service provider and it requires an incumbent telecommunications operator to justify any amounts payable by other operators to meet its net costs of meeting the universal service.

        Law 91, our Concession and Decree Law 458/99 of November 5, 1999 impose on us universal service obligations in Portugal. These obligations include providing connection to the public telephone network at a wireline location. They also include providing access to public switched wireline telephone services, including enabling users to make and receive local, national and international telephone calls, facsimile communications and data communications. They also include providing public pay telephones, making directories available and at least one telephone directory enquiry service covering all public voice telephone subscribers' numbers.

        Decree Law 415/98, which implemented the EU Interconnection Directive in Portugal, and Decree Law 458/99, which implemented the EU universal service regulation in Portugal, addressed the pricing mechanism and the financing procedures regarding the universal service obligations, as well as those who must contribute to its cost. Law 91 requires that operators of public telecommunications networks and providers of voice services must contribute to the costs of our universal service obligation. Decree-Law 415/98 and Decree Law 458/99 require us to disclose to ANACOM our negative margins involved in meeting the universal service obligations. ANACOM will establish and publish the criteria for contributions to the cost of universal service. It will also determine, on an annual basis, the amounts and timing of contributions by other operators and service providers. Decree Law 458/99 also required that we, ANACOM and the DGCC enter into a new pricing convention governing the prices of services provided pursuant to the universal service obligation. As discussed above, we entered into a new pricing convention on December 30, 2002. See "—Pricing of Wireline Services".

Interconnection

        The EU Interconnection Directive establishes the general conditions for interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power. An operator is presumed to have significant market power if it has more than a 25% share of the relevant market.

        In August 2000, ANACOM declared PT Comunicações to have significant market power in the following markets:

  •
  provision of interconnection;

  •
  provision of wireline telephone networks and/or services; and

  •
  provision of leased lines.

        ANACOM has declared our Portuguese mobile services subsidiary, TMN, to have significant market power in the provision of mobile networks and mobile telephone services. ANACOM also declared TMN's competitor, Vodafone Telecel, to have significant market power in these markets.

        Internet Access.    On February 21, 2001, ANACOM issued an administrative decision instructing PT Comunicações to submit a reference Internet access offer proposal changing the connection of ISPs to its wireline network from a model based on revenue sharing to one based on call origination charges and establishing maximum prices that PT Comunicações is permitted to charge ISPs for Internet access service. This administrative decision instructed PT Comunicações to implement the new billing regime by May 31, 2001. PT Comunicações published its reference Internet access offer on March 1, 2001, and since that time has modified how it accounts for revenues attributable to the interconnection of ISPs to its wireline network. We believe that PT Comunicações is in full compliance with ANACOM's administrative decision.

        Under the new billing regime, two different types of billing arrangements with ISPs are possible. Under the first method of billing, PT Comunicações is required to collect revenues on behalf of ISPs from customers that use its wireline network to connect to the Internet, at a price established by the ISPs. The ISPs pay to PT Comunicações a call origination charge and the cost to PT Comunicações of invoicing customers for their minutes of usage at rates set by the ISP, if PT Comunicações is requested to invoice customers on behalf of the ISPs. PT Comunicações remits the revenues that it receives from customers to the ISPs and collects those charges that it is owed by the ISPs. When an ISP does not request that PT Comunicações invoice its customers, PT Comunicações only collects the call origination charge from the ISP. Under the second method of billing, PT Comunicações charges the ISPs a wholesale flat rate. In turn, the ISP bills its own customers for the ISP services. As discussed below in "Item 8—Financial Information—Legal Proceedings," PT Comunicações has submitted a claim to the Lisbon administrative court requesting relief from the recent ANACOM administrative act and contesting the legality of such act.

        The Interconnection Framework.    The EU Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. It also requires that operators with significant market power in the provision of wireline telephone network services or of leased lines make interconnection available by publishing a reference interconnection offer which includes interconnection price lists. Interconnection prices must be cost-based and supported by transparent accounting systems. The EU Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution.

        Through Decree Law 415/98, the EU Interconnection Directive was implemented in Portugal. ANACOM established the basic framework for interconnection agreements. This framework is based on Law 91/97, Decree Law 415/98 and various obligations included in our Concession. All telecommunications companies with significant market power in the provision of wireline telephone networks or services, leased lines or mobile telephone networks or services must:

  •
  make interconnection access to their networks available to other network operators;

  •
  not discriminate between interconnection customers; and

  •
  provide to those requesting interconnection the information and technical specifications necessary for them to interconnect their networks.

        In addition, telecommunications companies with significant market power in the provision of wireline telephone networks or services and leased lines must:

  •
  offer interconnection prices that are transparent and cost-oriented and do not discriminate between interconnection customers;

  •
  establish a reference interconnection offer; and

  •
  maintain a separate accounting system for interconnection activities.

        None of the mobile operators in Portugal has been declared by ANACOM to have significant market power in the national market for interconnection, nor is any mobile operator in Portugal subject to the full interconnection regime. According to Decree-Law 415/98, telecommunications companies providing mobile telephone networks and/or services with significant market power in the national market for interconnection are required to offer interconnection prices that are transparent and cost-oriented and do not discriminate between customers. They are also required to maintain a separate accounting system for interconnection activities.

        The last version of the reference interconnection offer for our wireline network in 2003, which was published on April 8, 2003, sets out the overall set of services that our PT Comunicações business unit provides to other operators. It also sets forth terms and conditions, including prices, which our PT Comunicações business unit uses as a basis for providing interconnection services when requested by other operators.

        Pursuant to Decree-Law 415/98, ANACOM is entitled to review and modify our proposed interconnection rates and arrangements in our reference interconnection offer. ANACOM has established in Portugal an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services. We expect that convergence of interconnection rates and practices in Portugal with those in the EU will occur in a step-by-step process over the next several years.

        The EC Commission generally monitors interconnection rates and practices in the EU. Through its competition directorate, the EC Commission may become involved in complaints with respect to interconnection arrangements and practices brought by new entrants against incumbent telecommunications operators. Although the EC Commission often defers to initiatives undertaken by national regulatory agencies with respect to interconnection-related matters, there can be no assurance that the EC Commission will not further investigate or become actively involved in matters concerning the establishment of interconnection arrangements in Portugal on its own initiative or in response to a complaint by another telecommunications operator.

        ANACOM determined that from October 1, 2000, the ownership of fixed to mobile traffic would shift from mobile operators to wireline operators. See "Item 5—Operating and Financial Review and Prospects—Overview—Changing Composition of Our Operating Revenues".

Number Portability and Carrier Selection

        An amendment in September 1998 to the EU Interconnection Directive required member states to introduce number portability among telecommunications operators in most EU countries by January 1, 2000. Where implemented, number portability allows a subscriber at a specific location to change service providers without having to change telephone number. The Portuguese government adopted Decree Law 415/98, which requires us to provide number portability by a date to be set by the government member responsible for telecommunications. PT Comunicações introduced number portability for wireline services on July 1, 2001. Number portability for mobile services was introduced in January 2002.

        As required by ANACOM, our wireline business has been offering call-by-call carrier selection since January 1, 2000. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier. ANACOM has required call-by-call carrier selection to be offered by us for long distance and international calls since January 1, 2000. We have been offering it for local and regional calls since January 1, 2001 and for fixed-to-mobile calls since October 1, 2000.

        The September 1998 amendment to the EU Interconnection Directive also required EU member states to provide that, at a minimum, all wireline network operators with significant market power offer carrier pre-selection. In Portugal, however, this obligation applies to all operators and service providers regardless of their market power. Carrier pre-selection allows customers to select the carrier that will be their default carrier. They then do not need to dial any code to connect to their selected carrier when they make their calls. ANACOM introduced interim carrier pre-selection using auto dialers on July 1, 2000 and full carrier pre-selection has been available throughout Portugal since October 15, 2000.

        ANACOM also introduced call-by-call carrier selection for mobile operators, including TMN, on March 31, 2000. Following this introduction, mobile operators are required to offer call-by-call carrier selection for international calls only.

Unbundling of the Local Loop

        On December 18, 2000, the EC Commission approved a regulation requiring wireline network operators to make the local loop between their customers and the local switches on their networks available to competitors. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to rely upon the network operator's relationship with the customers. According to the regulation, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. ANACOM has announced that unbundling of the local loop should be available in Portugal in accordance with the terms of the EC regulation. Our PT Comunicações wholesale unit published its last version of the reference offer for unbundled access to our local loops on April 4, 2003. The reference offer is in accordance with terms established by ANACOM.

        PT Comunicações has made available to its competitors all of the local switches for remote and physical co-location where technical and space conditions are available, 14 of which are co-located.

Internet and Related Services

        Various regulatory developments may affect our Internet businesses. Portugal has adopted Decree Law 290-D/99 of August 2, 1999 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. It is not possible at this time to ascertain the burden that data protection schemes or other self-regulation and content-monitoring requirements may impose on our Internet business.

EU Cable Television Directive

        The EC Commission issued a directive on June 23, 1999 that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications operations into distinct legal entities. The EC Commission has indicated that further actions to reduce the potential anti-competitive effects of the joint provision of cable television and telephone infrastructures will be justified in specific cases. We believe, however, that steps already taken to operate our cable television business in Portugal through PT Multimedia, a separate legal entity that has independent shareholders, satisfy the requirements of the directive implemented in Portugal.

Licensing Framework

        The EU Licensing Directive prohibits any limitation in the number of new entrants in telecommunications markets, except as required to ensure an efficient use of radio frequencies. It gives priority to general authorizations as opposed to licensing of particular activities; however, it permits national regulatory authorities to decide when licenses should be required for particular activities.

        The Portuguese government approved Decree Law 381-A/97 of December 30, 1997, which implements the EU Licensing Directive. This decree law requires a separate license to:

  •
  provide public wireline telephone services;

  •
  establish and/or provide public telecommunications networks;

  •
  establish networks or provide services which require the granting of frequencies; or

  •
  conduct operations in which the operator is subject to universal service obligations, interconnection obligations or duties that derive from having significant market power.

Summary of Our Concession and Existing Licenses

        Our Concession is for the installation, management and operation of the infrastructure that forms part of the basic telecommunications network in Portugal (as discussed below) and the terrestrial broadcasting network in Portugal, and it permits us to provide public switched wireline telephone, packet switched data (the rights to which were transferred to our subsidiary PT Prime) on X.25 mode, leased lines and telex and telegraphy services in Portugal. We also provide mobile telephone services, cable television and data communications services under licenses granted to our subsidiaries by the Portuguese government. The subsidiaries holding the licenses are subject to separate financial reporting and other requirements.

        Our Wireline Concession.    The Portuguese government granted Portugal Telecom a Concession on March 20, 1995. The Concession had an initial term of 30 years, expiring in 2025, and could be renewed for successive minimum periods of 15 years by agreement between us and the Portuguese government. As part of the reorganization of our businesses, Portugal Telecom transferred the Concession to its subsidiary PT Comunicações. The Council of Ministers approved this transfer in a Decree Law that came into effect upon publication in the Portuguese Official Journal on September 9, 2000. The Concession confers rights with respect to provision of transmission infrastructure and leased circuit services as well as wireline telephone, telex and telegraphy services in Portugal.

        The Concession granted to us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network and the terrestrial broadcasting network. Some of our assets that are part of the basic telecommunications network (as defined in Portuguese legislation) were treated as being within the "public domain" under the terms of the Concession. During the term of the Concession, we were permitted to receive economic benefits from the use of public domain assets as if we owned them completely. However, such public domain assets would have reverted to the Portuguese government without compensation when the Concession expired.

        On December 11, 2002, we agreed to prepay the future rental payments due under the Concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of Concession services to the government in 2025. On December 27, 2002, PT acquired full ownership of the basic telecommunications network for €

365 million, which included the 2002 Concession fee in the amount of €16.6 million. As a result of this acquisition, the terms of the Concession have been modified so that PT Comunicações no longer is obligated to pay a concession fee to the Portuguese government and ownership of the network and assets related to the Concession will not revert back to the Portuguese government in 2025.

        The Portuguese government retains the ability to suspend or terminate our rights under the Concession. In cases of serious non-performance by us of our obligations under the Concession, the Portuguese government may, on a provisional basis, take over the development and operation of services authorized under the Concession. The Concession may also be terminated in cases of "severe, continual or insoluble" failure to perform our obligations. We believe that we have the resources to fulfill all our obligations under the Concession.

        In addition, after 2010 the Portuguese government may revoke the Concession upon at least one year's notice if it deems such action to be justified in the public interest. In that event, we have the right to compensation in an amount equal to the value of the assets which constitute the infrastructure of the basic telecommunications network, including other of our assets included in our infrastructure development plan, net of depreciation and revaluation. This compensation would be payable prorated over the remaining term of the Concession. We would also be entitled to additional compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the Concession expires. See "Item 3—Risk Factors—The Portuguese Government Could Terminate Our Concession and Licenses".

        Our modified Concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. Further, Law 91/97codified our right to use the public rights-of-way for our telecommunications infrastructure. Law 91/97 provides that we are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the Concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is being challenged in the Portuguese courts by the Municipality of Oporto. In case the legal situation for rights-of-way changes and PT Comunicações has to pay for these rights, our Concession provides that PT Comunicações should be compensated up to 2025, when the Concession expires. See "Item 8—Legal Proceedings—Claims for Municipal Taxes and Fees".

        Under the former terms of the Concession, we have to pay the Portuguese government a fee of up to 1% of our operating revenues from the services provided under the Concession, after certain deductions. This concession fee for 2000 and 2001 amounted to €21.48 million and €13.20 million, respectively. The fee for 2001 includes an adjustment of the fee for 2000 that amounted to a €4.04 million reduction as a result of the acquisition of the basic telecommunications network, the terms of the Concession have been modified so that PT Comunicações no longer is obligated to pay a concession fee to the Portuguese government, which in 2002 amounted to €16.6 million and was included in the amount paid for the acquisition of the ownership of the basic telecommunications network property. The Concession also requires us to supply telecommunications services free of charge to certain Portuguese state officials, including the President of the Republic, the President of the Parliament, the Prime Minister and the President of the Supreme Court. In 2000, 2001 and 2002 the value of such services was approximately €0.3 million, €0.2 million and €0.1 million, respectively.

        We have to provide special telephone prices to certain eligible retired and pensioner Portuguese citizens. The costs of providing these special prices are directly reimbursed by the Portuguese government. In addition, we maintained in the new pricing convention the offering of supplementary discounts to certain retired and pensioner Portuguese citizens without reimbursement from the Portuguese government. The cost of such discounts was approximately €13.6 million in 2001 and €12.6 million in 2002.

        Under the Concession, we have to establish objectives for the development of our infrastructure and service offerings. This includes indicators of the quality of services to be complied with us. These objectives must be defined by ANACOM.

        The Concession imposes a universal service obligation on us. See "—Universal Service Obligations", above.

        The Ministry of Finance is responsible for monitoring financial issues with respect to the Concession. The Ministry of Economy is responsible for all other issues under the Concession. ANACOM is authorized to monitor and assess penalties up to a maximum of €500,000 if we fail to fulfill our obligations under the Concession or other obligations imposed by law. Disputes concerning the application and interpretation of the Concession are dealt with by arbitration.

        Marconi Subconcession.    We used to provide our international telecommunications services through Marconi under a subconcession from PT Comunicações. On 31 December, 2002, Marconi was merged with PT Comunicações. The subconcession has been terminated and all the Marconi services are now provided by PT Comunicações.

        PT Prime's Data Licenses and Registrations.    PT Prime holds:

  •
  a renewable, non-exclusive license, valid until 2015, to provide wireline services;

  •
  a renewable, non-exclusive license, valid until 2015, to be a "Public Telecommunications Networks" operator; and

  •
  due to our reorganization, all the former Telepac licenses, such as a data communications license, valid until 2010.

        PT Prime's data communications license authorizes it to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes PT Prime to provide value added services such as electronic data interchange and videotext services. In addition, the license authorizes the company to construct certain networks infrastructure in connection with licensed services. In February 1997, ANACOM granted PT Prime's predecessor a license to provide data communications services using satellite infrastructure, which was valid for 15 years. With respect to packet switched data, the data communications license is valid for 30 years and renewable by right thereafter for 15-year periods, unless PT Comunicações' Concession is terminated earlier. The license is valid for 15 years for other data transmission services. Under Decree Law 381-A/97 of December 30, 1997, and in accordance with the EU licensing regime, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

        In April 1997, ANACOM granted a license (now held by PT Prime) to our Telepac subsidiary to provide data communications services using satellite infrastructure. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers.

        In April 1997, ANACOM also granted our Telepac subsidiary a license (now held by PT Prime) to offer voice services to corporate networks and other closed groups of users. This licence is valid for 15 years. Other providers of data communications services have also been issued licenses to provide such voice services, including Global One and Oni-Solutions—Infocomunicações, S.A.

        TMN's Mobile Service Licenses.    Mobile telephone service licenses are valid for 15 years and are issued by ANACOM under Decree Law 381-A/97. These licenses authorize the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal's population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

        Through TMN, we hold a renewable, non-exclusive license to provide traditional and GSM digital mobile telephone services throughout Portugal. This license is valid until 2007 and may be renewed thereafter by authorization of the Portuguese telecommunications regulator. TMN terminated the provision of traditional analog mobile services, after being authorized by the Portuguese regulator, in 1999. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to us. Vodafone Telecel was awarded its license in 1991. Main Road was awarded a license in 1997 and began operations through Optimus in September 1998. In addition to GSM 900 services, all three mobile service operators have been authorized since April 1998 to provide GSM 1800 services in Portugal on substantially similar terms and conditions.

        We are required to comply with a number of mobile telephone service criteria. These include satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. We are also required to provide ANACOM with monthly information about our mobile telephone operations, including the number of customers, number and average duration of calls and quarterly information about the development of infrastructure.

        TMN held a national license to provide paging services covering all of continental Portugal. It also held a license to provide paging services in the Azores and Madeira Islands. These licenses were valid until 2007 and are renewable thereafter by agreement. TMN terminated the provision of paging services in July 2002, after giving notice to the Portuguese telecommunications regulator and to paging customers.

        ANACOM has also granted nationwide licenses to two operators for the provision of dispatch services: Radiomóvel and Repart. TMN sold its participation in Radiomóvel in 2001.

        Third Generation Mobile Services Licenses.    In 2000, ANACOM conducted a tender for four licenses for universal mobile telecommunications services, known as UMTS. UMTS services are the European version of the globally accepted technical standards for "third generation" mobile communications. UMTS constitutes a significant advance over the "second generation" digital GSM mobile services currently provided. The "first generation" services were traditional analog mobile services. The broadband capacity of the frequency spectrum to be allocated under the UMTS licenses will enable operators to supply video and Internet content to mobile handsets.

        The UMTS licenses were issued by ANACOM at the end of 2000. The licenses cover all of Portugal and are valid for 15 years. The Ministry of Economy, under direction from ANACOM, has postponed the mandatory initiation of third generation services by license holders from January 1, 2003 to December 31, 2003. The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the end of 2000.

        One of the licenses for third generation services was awarded to Oniway, a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services and as a result requested that the Portuguese government repeal the license granted to it in January 2001. The Portuguese government granted this request by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to Oniway be reallocated to them. This request was granted by a special ministerial order in January 2003.

        The tender was for 2x15MHz of paired spectrum in the 1920-1980 MHz / 2110-2170 MHz bands and 5 MHz of non-paired spectrum in the 1900-1920 MHz band for each of the licences. License holders are required to offer their services to:

  •
  at least 50% of the Portuguese population at the launch;

  •
  65% by the end of the third year; and

  •
  77% by the end of the fifth year.

        To ensure a competitive market develops in the new services, license holders are limited in the amounts of share capital that they and their shareholders may hold of any other license holder. Neither a license holder nor a shareholder of a license holder may hold, directly or indirectly, more than 10% of the share capital of another license holder.

        TV Cabo's Cable Television Authorizations.    Cable television authorizations are issued upon proposal by the member of government responsible for telecommunications at ANACOM and are valid for 15 years. These authorizations permit the construction of the main cable distribution centers as well as cable distribution networks. They also contain quality of service standards and, in most cases, obligations to construct networks capable of reaching 80% of the population of the authorized area. The remaining 20% of the population may request connection at an extra charge. The charges for the provision of cable television services are not subject to regulation.

        Although not public domain assets and not subject to the Concession, the cable television infrastructure that TV Cabo has installed and operates may be subject to reversion or transfer to third parties without compensation. Under the terms of Decree Law 241/97 of September 18, 1997, infrastructure installed on the property of a governmental authority will become part of such authority's property when authorizations granted to cable television operators expire or terminate. Infrastructure installed on the property of a telecommunications operator, including us, will revert to such operator. Also, unless otherwise agreed, infrastructure installed on other property will revert to the property owner.

        TV Cabo holds a total of nine renewable, non-exclusive authorizations to provide cable television services in 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands. These licenses are renewable by agreement. Currently, certain other operators are also authorized to provide cable television services in Portugal. See "—Competition—Competition Facing TV Cabo".

        Under Portuguese law, advertising on TV Cabo's stations is generally restricted on the same terms as broadcast TV. These restrictions include a ban on alcohol advertisements before 10 p.m. and a complete ban on tobacco advertisements. Advertising on premium channels cannot take up more than 10% of air-time, and advertising on basic channels cannot take up more than 15% of air-time.

        Portuguese law currently permits television operators to produce and broadcast their own television programming if they have national coverage. In addition, Portuguese legislation permits the use of two-way signaling capability over cable television networks. The ability to transmit and receive signals allows the introduction of pay-per-view, home shopping and similar products in Portugal.

        In 1997, the Portuguese government decided to allow competition in the provision of infrastructure to telecommunications services that are already open to competition. As a result, cable operators can hold a public network operator license under Decree Law 381-A/97 and Decree Law 290-A/99 and cable networks may be used to provide infrastructure to providers of already liberalized services.

Brazil

        General.    Our Brazilian mobile businesses, the services they provide and the prices they charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

        ANATEL is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the ANATEL Decree. ANATEL is financially autonomous, and administratively independent of the federal government. ANATEL maintains a close relationship to the Ministry of Communications. Any regulation proposed by ANATEL is subject to a period of public comment, which may include public hearings. ANATEL's actions may be challenged in the Brazilian courts under Brazilian administrative law. On November 25, 1998, ANATEL enacted "Resolution 73—Regulation of Telecommunication Services," which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

        Concessions and Authorizations.    Prior to January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under A Band and B Band. A Band and B Band mobile service providers, including Brasilcel's operating subsidiaries, were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to ANATEL for an authorization to offer such other services.

        In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, the government authority is entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a determinate period of time and is generally renewable once.

        An authorization is a permission granted by the public administration under the private regime, which may or not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the exploitation of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under the authorization, the government will not guarantee the economic and financial balance, as it was guaranteed under the concession.

        SMP Regulation.    In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, known as authorizations, to provide wireless communication services through SMP rules to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunications services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated C Band, D Band and E Band. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001 and at the end of 2002.

        Under these new licenses: services were to be provided using the 1,800MHz frequency; each operator would be able to provide domestic and international long distance services in its licensed area;

existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market could have bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers may only bid for D Band and E Band licenses; a cellular operator, or its respective controlling shareholders, cannot have geographical overlap between licenses; and current A Band and B Band cellular service providers could apply for an extra frequency range.

        Pursuant to the SMP services regulation each of the three main regions is divided into registration areas, or tariff areas.

        Brasilcel's operating subsidiaries all held concessions prior to the introduction of the SMP regime. Subsequent to its introduction, they have migrated to the new SMP regime and their concessions have been converted into authorizations to use the radio frequency spectrum in their respective bands and provide services in the regions in which they operate. See "—Our Business—Joint Venture with Telefónica Móviles in Brazil". In order to migrate our services to the SMP regime, Telesp Celular and other operators owned by Brasilcel were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from their networks.

        Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. The terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to a price cap and compliance with regulations established by ANATEL relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, ANATEL will act as the final arbiter. Because ANATEL considers Telesp Celular and the other operators owned by Brasilcel to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award a wireline long distance license to Telesp Celular or the other operators owned by Brasilcel. Though Brasilcel, through its operating subsidiaries, has requested that ANATEL revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, our operations will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network. However, there is no assurance that the interconnection fees that we receive from wireline long distance operators will compensate for the revenues that Telesp Celular and the other operators owned by Brasilcel would have received from our customers for directly providing long distance services to them. As a result, our overall revenues might decrease significantly.

        The SMP regime may change the interconnection fees that other operators currently pay to Brasilcel's operators as a result of traffic originating on other networks and terminating on the mobile networks of Brasilcel's operators. The SMP regime permits commercial negotiation of the interconnection rates Brasilcel's operators charge other operators for the use of the network. Wireline operators have indicated that they may force such rates to be reduced.

        The authorizations consist of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for a second 15-year period upon the payment of an additional license fee.

        Potential Benefits Relating to the SMP System.    According to the General Telecommunications Law and Decree No. 2056/96, control of a concessionaire can only be transferred after five years from the date of the privatization in the case of A Band concessionaires, or the commencement of services in the case of B Band concessionaires. On the other hand, under the SMP system, the authorization or control of the authorized party can be transferred through merger or incorporation of the relevant cellular mobile service provider, whether they are providing services under the A Band or the B Band.

        Obligations of Telecommunications Companies.    As telecommunications service providers, Telesp Celular and the other operators owned by Brasilcel are subject to regulations concerning quality of service and network expansion, as established in their authorizations and their original concession arguments.

        Any breach by the companies of telecommunications legislation or of any obligation set forth in their authorizations may result in a fine of up to R$50 million.

        Our Brazilian mobile businesses' authorizations impose obligations to meet quality of service standards, such as: the system's ability to make and receive calls, call failure rates, the network's capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for collecting these quality service standards on April 23, 2003 (ANATEL Resolution No. 335/03).

        Interconnection.    Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All cellular operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. The terms and conditions of interconnection are freely negotiated between parties, subject to price caps and other rules established by ANATEL. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a non-discriminatory basis.

        Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the parties cannot agree upon the terms and conditions of interconnection, ANATEL may determine terms and conditions by arbitration.

        Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full "Bill and Keep", by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

        Rate Regulation.    Authorizations continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in its Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap set in the concession agreement has been revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

        The initial price cap agreed to by ANATEL and Brasilcel's operating subsidiaries in their authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in their authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

        Other telecommunications companies that interconnect with and use Brasilcel's operating subsidiaries networks must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by A Band and B Band service providers is still subject to a price cap stipulated by ANATEL. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company's network. B Band service providers are subject to price caps established during the auction process for their licenses. There are no price caps on competitors in other Bands.

        Competition Issues.    ANATEL is required to consult with the Brazilian competition authority, Conselho Administrativo de Direito Econômico, or CADE, in carrying out certain of its responsibilities, including those related to the review of acquisitions and joint venture agreements entered into by telecommunications operators. In turn, CADE does not exercise its responsibilities without initially seeking the views of ANATEL and would not intervene with respect to any proposed acquisition or agreement affecting competition in the telecommunications sector without first seeking the views of ANATEL. Telecommunications operators must concurrently seek review from ANATEL and CADE of acquisitions and joint venture agreements.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the principal differences between Portuguese GAAP and U.S. GAAP as they relate to us, see "—Portuguese GAAP Compared with U.S. GAAP" below and Notes 38, 39 and 40 to our audited consolidated financial statements. All statements of income and cash flow data presented below for the years ended December 31, 2000, 2001 and 2002, and all balance sheet data as of December 31, 2000 and 2001, reflect the full consolidation of TCP's results of operations with our financial results. However, as a result of the transfer of our interest in TCP to Brasilcel on December 27, 2002 and our acquisition of a 50% ownership interest in Brasilcel as of that date, our consolidated balance sheet as of December 31, 2002 proportionally consolidates the financial results of Brasilcel.

Overview

Our Business Reorganization and Revenue Reporting Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. We also created new subsidiaries to operate as our business units. Our business operations are conducted by our subsidiaries. During 2002, our business structure was as follows:

•	PT Comunicações—Fixed Line Business Unit	Offering fixed line telephone services for retail and wholesale customers, including leased lines, interconnection and transmission of TV and radio signals for broadcasters, as well as sales of telecommunications equipment in Portugal.

•	PT Prime—Data and Business Solutions Unit	Offering data and business solutions to corporate customers through its subsidiaries and other companies in which it holds an ownership interest:
		—	PT Prime in Portugal and Primesys in Brazil provide data communications, network and systems outsourcing through integrated solutions; and
		—	Tradecom is developing business-to-business e-commerce platforms in Portugal, Brazil and countries in the Mercosul region.

•	Mobile Business Unit	Offering mobile services, such as voice, data and Internet-related services, through its subsidiaries and other mobile companies in which it holds a direct or indirect ownership interest:
		—	TMN in Portugal;
		—	Telesp Celular, which operates in the Brazilian state of São Paulo(1);
		—	Global Telecom, which operates in the Brazilian states of Paraná and Santa Catarina(1)(2);
		—	Celular CRT, which operates in the Brazilian state of Rio Grande do Sul(1)(2);
		—	Medi Telecom in Morocco(2);
		—	Mascom Wireless in Botswana; and
		—	Unitel in Angola(2).

•	PT Multimedia—Multimedia Business Unit	Offering multimedia and Internet-related services for the residential and small and medium-sized enterprise market through its subsidiaries and participations:
		—	TV Cabo provides cable, broadband Internet and satellite television services in Portugal;
		—	Lusomundo, a leading Portuguese media and entertainment content and service provider;
		—	PTM.com provides Internet access and applications, portal and content services and e-commerce in Portugal and Brazil(3);
		—	PT Conteúdos is engaged in creating Portuguese language audiovisual programming content; and
		—	a minority interest in Páginas Amarelas, the leading provider of yellow and white pages directories in Portugal.

•	PT Prime—Data and Business Solutions Unit	Offering data and business solutions to corporate customers through its subsidiaries and other companies in which it holds an ownership interest:
		—	PT Prime in Portugal and Primesys in Brazil provide data communications, network and systems outsourcing through integrated solutions(4); and
		—	Tradecom is developing business-to-business e-commerce platforms in Portugal, Brazil and countries in the Mercosul region.

•	Support companies, certain international investments & other holdings	Other subsidiaries and investments, including research and development, information and support systems subsidiaries (PT Inovação and PT Sistemas de Informação) and investments in operators in Brazil, Macau and mainland China and certain countries in Africa (PT Ventures).

(1)
During the year ended December 31, 2002, we offered mobile services in the Brazilian market through Telesp Celular, Global Telecom and Celular CRT. On December 27, 2002, PT's interest in these subsidiaries was transferred to Brasilcel in exchange for a 50% interest in Brasilcel. See "Item 4—Information on the Company—Our Businesses— Mobile Businesses—Joint Venture with Telefónica Móviles in Brazil".

(2)
We accounted for these investments during 2002 using the equity method.

(3)
The investments in PTM.com and in Páginas Amarelas were transferred directly to Portugal Telecom in October 2002 during the restructuring process of PT Multimedia. As a result, PT Multimedia's financial results only include nine months of the financial results of PTM.com and Páginas Amarelas.

        Our mobile operations are in Portugal, Brazil, Morocco, Botswana and Angola. For financial reporting purposes, for the year ended December 31, 2002, we classified:

  •
  our mobile operations in Portugal under "Mobile Business in Portugal (TMN)";

  •
  our mobile operations in Brazil under "Mobile Business in Brazil (TCP)"; and

  •
  our mobile operations outside Portugal and Brazil under "Other Businesses".

        We discuss and analyze our financial condition and results of operations in this section according to the classification used for the year ended December 31, 2002. This classification does not reflect our joint venture transaction on December 27, 2002, pursuant to which we and Telefónica transferred our interests in mobile operators in Brazil to Brasilcel and each of us acquired 50% of Brasilcel. Our classification in future reporting and discussion and analysis will, however, reflect the new joint venture. See "—Consolidation Treatment of TCP and Brasilcel" below and "Item 4—Information on the Company—Our Businesses—Business Units".

        We are in the process of reorganizing our business reporting structure. In October 2002, we transferred our interest in PT Multimedia.com from PT Multimedia to PT Communicações and the 2002 results of PT Multimedia reflect nine months' of these transferred subsidiaries' results. In future periods, we intend to report our results according to the following classification:

  •
  Wireline Business in Portugal, including PT Communicações, PT Prime and PTM.com;

  •
  Mobile Business in Portugal, including TMN;

  •
  Multimedia Business in Portugal, including PT Multimedia;

  •
  Mobile Business in Brazil, including our 50% interest in Brasilcel; and

  •
  Other Businesses, including our fixed line and mobile operations in countries other than Portugal and Brazil, support companies, certain international investments and other holdings.

Consolidation Treatment of TCP and Brasilcel

        From July 1, 1998 until the end of 1999, under Portuguese GAAP, we proportionately consolidated the financial results of TCP with our consolidated financial results. This means that we included them in our group's consolidated financial statements in proportion to our economic interest in Telesp Celular at the end of a given reporting period. As a result of our increase in ownership in 2000, from approximately 35.58% to 85.06% of the voting securities of TCP, from January 1, 2000, we fully consolidated the financial results of TCP in our consolidated financial results. This change of consolidation treatment of TCP resulted in significant differences between our results for periods prior to and after January 1, 2000, which we discussed in our annual reports on Form 20-F for the years ended December 31, 2000 and 2001.

        On December 27, 2002, we transferred our interest in TCP to our mobile joint venture with Telefónica Móviles in Brazil, named Brasilcel. We now hold a 50% interest in Brasilcel, which now holds directly the following investments:

  •
  the controlling interest in TCP (which holds 100% of Telesp Celular and, since December 27, 2002, 100% of Global Telecom) and a minority interest in Celular CRT Participações (which holds 100% of CRT Celcular) which we used to hold; and

  •
  the controlling interest in Tele Sudeste Celular Participações (which has 100% of the mobile operators in the Brazilian states of Rio de Janeiro and Espírito Santo), Tele Leste Celular Participações (which holds 100% in the mobile operators in the Brazilian states of Bahia ans Sergipe) and Celular CRT Participações, which Telefónica Móviles used to hold.

        Since the transaction occurred at the end of the year, our statement of income and cash flow data for the year ended December 31, 2002 continues to fully consolidate the financial results of TCP. However, in future years, we will proportionally consolidate the financial results of Brasilcel in our consolidated financial results. Since the transaction occurred on December 27, 2002, our consolidated balance sheet at December 31, 2002 proportionately consolidates 50% of the assets and liabilities of Brasilcel rather than fully consolidating those of TCP.

Changing Composition of Our Operating Revenues

        The composition of our operating revenues, excluding the change in our accounting treatment of fixed-to-mobile traffic, has been changing in recent years. See "—Accounting for Fixed-to-Mobile Traffic". Mobile services, data and business solutions and multimedia services such as Cable TV and Internet services have been growing rapidly in Portugal. Revenues from fixed line telephone services, particularly voice services, account for a decreasing share of our total operating revenues. The decrease in our fixed line telephone services revenues since 1998 reflects the migration of users from fixed line voice services to mobile voice services in Portugal, as well as price reductions. We expect these changes in the composition of our revenues to continue.

        The provision of public fixed line telephone services accounted for 27.1% of total operating revenues in 2002, 29.9% in 2001 and 29.9% in 2000. The proportion of our total operating revenues derived from the provision of mobile telephone services in Portugal and Brazil accounted, on a combined basis, for 44.5% in 2002, 44.9% in 2001 and 51.3% in 2000. The trends above are affected by the devaluation of the Brazilian Real, since a substantial part of our mobile telephone operations are in Brazil. Had the Brazilian Real not declined in value relative to the Euro, revenues from mobile telephone services would have represented a higher proportion and revenues from public fixed line telephone services would have represented a lower proportion of our total operating revenues in these periods. Other significant businesses currently include our fixed line wholesale services, our data and business solutions and our multimedia businesses. The proportion of our operating revenues attributable to our fixed line wholesale services business accounted for 4.8% in 2002, 4.7% in 2001 and 4.2% in 2000. The proportion of our total operating revenues attributable to our data and business solutions represented 4.7% in 2002, 3.8% in 2001 and 3.4% in 2000. The proportion of our total operating revenues attributable to our multimedia businesses represented 11.5% in 2002, 10.3% in 2001 and 4.4% in 2000.

        Changes in the Portuguese telecommunications market are causing changes to the split of revenues among business units within our group. As mobile services in Portugal are increasingly utilized as a substitute for fixed line services, these revenues migrate from PT Comunicações to our mobile business in Portugal (as well as to other mobile operators, as appropriate). On the other hand, the rise in mobile services and competition from other fixed line service providers in Portugal has meant a corresponding rise in the revenues of PT Comunicações' wholesale business from its leased lines and interconnection agreements.

Internet Interconnection Charges

        On February 21, 2001, ANACOM issued an administrative act instructing PT Comunicações to submit a reference Internet access offer proposal changing its billing structure for the interconnection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and establishing maximum prices that PT Comunicações is permitted to charge ISPs, for Internet interconnection service. This administrative decision instructed PT Comunicações to implement the new billing regime by May 31, 2001. PT Comunicações published its reference Internet access offer on March 1, 2001 and, since that time, has modified how it accounts for revenues attributable to the interconnection of ISPs to its fixed line network. We believe that PT Comunicações is in full compliance with ANACOM's administrative decision.

        Under the new billing regime, two different types of billing arrangements with ISPs are possible. Under the first method of billing, PT Comunicações is required to collect revenues from customers who use its fixed line network to connect to the Internet on behalf of ISPs, at a price established by the ISPs. The ISPs pay a call origination charge and the cost to PT Comunicações of invoicing customers for their minutes of usage at rates set by the ISPs, if PT Comunicações is requested to invoice customers on behalf of the ISPs, to PT Comunicações. PT Comunicações remits the revenues it receives from customers to the ISPs and collects those charges that it is owed by the ISPs. When an ISP does not request that PT Comunicações invoice its customers, PT Comunicações collects only the call origination charge from the ISP. Under the second method of billing, PT Comunicações charges the ISPs a wholesale flat rate. In turn, each ISP bills its own customers for the ISP services.

        Prior to the introduction of this new billing regime, PT Comunicações established the rates for Internet interconnection and collected the revenues for such interconnection from customers who used its fixed line network to connect to the Internet. PT Comunicações retained 65% of all such revenues received and remitted 35% to the ISPs.

        Within the Portugal Telecom group, the new accounting regime reduces revenues collected by PT Comunicações from the provision of Internet interconnection service. However, to the extent the Portugal Telecom group provides services through our ISP Telepac, this change results in an increase in revenues collected by Telepac. This new accounting regime reduces our revenues on a consolidated basis.

        We are currently contesting the legality of the ANACOM administrative decision that governs the new Internet interconnection billing regime. If PT Communicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001. See "Item 8—Financial Information—Legal Proceedings".

Cost Reduction Program

        Our principal costs include employee costs (including wages and salaries, post retirement benefits and work force reduction program costs), costs of telecommunications (principally accounting rate payments to other international telecommunications operators), costs of products sold, other general and administrative costs and depreciation and amortization. Since our formation in 1994, we have focused on consolidating operations, identifying administrative duplication and generally improving the efficiency of our operations.

        In 2002, we reduced our workforce in Portugal by 929 employees (including 754 employees resulting from the disposal of our investment in Deltapress). See "Item 6—Directors, Senior Management and Employees—Employees". We expect these workforce changes to reduce labor costs and increase productivity. Workforce reductions in our fixed line telephone services will continue to be a significant part of our cost management in 2003. We believe that the productivity of our fixed line telephone service unit is commensurate with European standards generally. We believe that there is potential for further efficiency gains as a result of the continued implementation of the current cost reduction programs and network modernization, as well as management's continuous efforts to identify other areas to improve our efficiency.

Competition and Pricing

        Changes in the competitive environment in Portugal have led to a significant reshaping of our domestic businesses, a process that we expect will continue in coming years.

        We face substantial and increasing competition. In the past we experienced limited or no competition in our principal business areas, except in our mobile business unit. Since January 1, 2000, the telecommunications sector in Portugal has been open to full competition.

        Our wireline telephone services face increasingly strong competition from mobile operators and other providers of wireline services. This resulted in decreases in revenues in wireline telephone services in 2002, 2001 and 2000. The market for mobile telephone services provided by TMN, our mobile subsidiary in Portugal, and by TMN's competitors, Vodafone and Optimus, has been growing at a fast pace. By the end of 2002, there were already approximately 82.5% activated mobile telephone cards per 100 inhabitants in the Portuguese market, more than the number of wireline main lines. This growth comes as more residential subscribers of wireline services add additional mobile phones for family members and as businesses add additional mobile telephones for their employees.

        One of the principal ways that mobile operators compete with our wireline telephone and mobile services is through pricing. From January 1, 1999, mobile operators have been allowed to establish direct international interconnections with mobile and wireline networks abroad and to by-pass our wireline network. Since then, Optimus, Vodafone and TMN have launched strong marketing campaigns for their international telephone services. Pricing competition is also increasing for domestic calls. See "Item 4—Information On The Company—Competition".

        The effect of full competition on our business depends partly on the prices that mobile and wireline network operators pay us for interconnection with our network. Since January 1, 2000, other companies may offer public wireline telephone services, and Portuguese law requires us to lease lines to our competitors and allow competitors to interconnect to our network. Our interconnection prices are subject to regulatory review and must be based on the cost of providing the service.

        Our reference offer for local loop unbundling was approved by ANACOM and published on July 16, 2001. PT Comunicações has made available to its competitors all of the local switches for remote and physical co-location, where technical and space conditions are available, 14 of which are co-located. Our competitors are now able to gain access to our network's local loops, giving them direct access to our customers. In addition, following the liberalization of wireline telephone services in 2000, steps have been taken towards full liberalization of the market since the first quarter of 2001. On January 1, 2001, carrier pre-selection was introduced for local and regional calls. Number portability for wireline services was implemented on July 1, 2001. These changes to the wireline telephone services market have intensified competitive pressures on our wireline telephone services business, including pricing. See "Item 4—Information on the Company—Regulation".

Market and Economic Developments in Brazil

        A material portion of our business, prospects, financial condition and results of operations is dependent on general economic conditions in Brazil. Since 1998, we have made significant investments in telecommunications operators such as TCP and in December 2002 we and Telefónica transferred our investments in Brazilian mobile operators to a 50/50 joint venture, Brasilcel, the largest provider of mobile telecommunications in the Brazilian market. The following significant factors have the potential to impact negatively our investments in Brazil, including Brasilcel, and our results of operations in Brazil, including Brasilcel's:

  •
  general economic conditions in Brazil and in other Latin American countries;

  •
  the devaluation of the Real, which could negatively affect the stability of the Brazilian economy;

  •
  changes in the Brazilian government's economic policy, including changes in the exchange control policy; and

  •
  high rates of inflation, as well as governmental measures put in place to combat inflation.

        In December 2001, we recorded a provision for impairment amounting to €500 million. This provision included an estimated impairment of our investment in TCP amounting to €1,500 million, net of the estimated tax effect of €1,000 million resulting from the corporate restructuring of our mobile businesses, which was in progress at that date. During the fourth quarter of 2002, this provision was used to offset the impairment in the investment in TCP amounting to €1,141 million, following the contribution of this investment to Brasilcel. See Note 18 c) to our audited consolidated financial statements.

Critical Accounting Policies under Portuguese GAAP

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Portuguese GAAP. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

        Accounting for long-lived assets.    Fixed assets and intangible assets other than goodwill are recorded at their acqusition cost or revalued amount in the case of certain fixed assets. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement.

        Other intangible assets and plant, property and equiment are depreciated when, due to events and circumstances arising in the period, impairments are identified. The determination of such impairments involves the use of estimates, which include but are not limited to the cause, the timing and the amount of the impairment. Among impairment indicators, Portugal Telecom typically considers obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators. When impairment is deemed necessary in the light of those indicators, the recoverable value of the assets is estimated by Portugal Telecom's management. The recoverable value is the higher of the realizable value and the value in use. Impairment tests are performed by group of assets by comparing the recoverable value and the carrying value (when an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value).

        For assets destined to be kept and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic advantages from its use and disposal. It is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecast operating conditions used by the management of Portugal Telecom or by reference to the cost of replacement taking into account asset ageing or cost of technology. For assets destined to be divested, the recoverable value is determined on the basis of the realizable value, and this is assessed on the basis of market value.

        Goodwill.    The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and the liabilities assumed. Such an allocation is based on management's judgment. The useful lives assigned to different goodwill are estimates based on management's assumptions and defined objectives at the time of the acquisition. As of December 31, 2002, the net book value of goodwill recorded in the Company's balance sheet is approximately €2,211.3 million.

        The recoverable value of goodwill is subject to review annually and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition.

        The necessity to record impairments is assessed by comparison of the carrying value of the investments and the corresponding fair value, which is estimated based on the discounted future cash flows determined using economic assumptions and forecast operating conditions used by Portugal Telecom's management.

        These estimates, as well as the use of certain valuation methods, are the basis for the evaluation of the value of goodwill and therefore the amount of any impairment.

        Deferred taxes.    As of December 31, 2002, Portugal Telecom recorded deferred tax assets amounting to approximately €1,294.0 million, net of valuation allowances and deferred tax liabilities. This balance consists primarily of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and (ii) tax losses carried forward mainly related to the parent company. The realization of deferred tax assets is reviewed by Portugal Telecom's management using each entity's tax results forecast based on budgets and strategic plans. Valuation allowances are considered in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. If Portugal Telecom's management were to consider that certain deferred tax assets for which allowances had been made were to be realized, a previously recorded valuation allowance would be fully or partially reversed.

        Provisions for other risks and changes.    Provisions are recorded when, at the end of the period, there is an obligation of Portugal Telecom to a third party which is probable or certain to create an outflow of resources to the third party, without at least equivalent return expected from the third party.

This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practice of Portugal Telecom or from public commitments having created a legitimate expectation for such third parties that Portugal Telecom will assume certain responsibilities.

        To estimate the expenditure that Portugal Telecom is likely to bear to settle its obligation, Portugal Telecom's management takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

        Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about them is presented in the notes to the financial statements.

        Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount provisioned at closing date.

        Revenue and expense recognition from telecommunications services.    Revenues from telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Operating revenues are reported on a gross basis, with the compensation paid to other telecommunications operators being accounted for as operating expenses in the same period the revenue is earned. Unbilled revenues from the billing cycle are estimated based on the minutes of usage of the period and the prior month's pattern of traffic revenues, and are accrued at the end of the month.

        Unbilled expenses related with telecommunication costs incurred during the period are also estimated based on the traffic information regarding the usage of other operators' networks during the period and the prior month's pattern of telecommuncations costs.

        Differences between estimated and actual unbilled revenues and expenses, which are recognized in the following period, may impact our results of operations in the period that such differences are recorded.

        Provision for doubtful accounts.    The provision for doubtful accounts receivable is stated at the estimated amount necessary to cover potential risks in the collection of overdue accounts receivable balances. A determination of the amount of provisions required is made after careful analysis of the evolution of accounts receivable balances and our knowledge of our customers' financial situation. The required provisions may change in the future due to changes in economic conditions and our knowledge of specific issues. Future possible changes in recorded provisions would impact our results of operations in the period that such changes are recorded.

Results of Operations

        Our operating results reflect the changing patterns in our business described above in "—Overview". The key changes over the course of 2000, 2001 and 2002 include:

  •
  increasing revenues from new high-growth services such as mobile services and multimedia services, such as cable and satellite television, as well as data and business solutions;

  •
  decreasing wireline telephone service revenues, excluding the impact of the change of ownership of fixed-to-mobile traffic from mobile operators;

  •
  increasing wireline wholesale revenues from interconnection and leased lines; and

  •
  a high level of work-force reduction program costs in 2000 and 2001, as we focus on increasing the efficiency of our wireline telephone services businesses.

        The following tables set forth the operating revenues of each of our major business lines, as well as our major operating costs and expenses for the years ended December 31, 2000, 2001 and 2002.

	Year Ended December 31,
	2000		2001			2002
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Operating Revenues
Fixed-line Businesses
(PT Comunicações)	1,956.4	38.02%	2,184.6	38.15%	11.66%	1,983.1	35.53%	(9.22%)
Fixed-line Telephone Services	1,541.2	29.95%	1,712.8	29.91%	11.14%	1,512.1	27.09%	(11.72%)
Wholesale(1)	218.1	4.24%	268.1	4.68%	22.93%	269.2	4.82%	0.45%
Directories	131.7	2.56%	136.8	2.39%	3.82%	139.1	2.49%	1.68%
Sales	39.0	0.76%	33.7	0.59%	(13.47%)	26.0	0.47%	(22.85%)
Other Revenues	26.5	0.51%	33.3	0.58%	25.65%	36.6	0.66%	9.91%
Data and Business Solutions
(PT Prime)	176.8	3.44%	215.9	3.77%	22.09%	264.9	4.75%	22.70%
in Portugal:
Data Communications	69.4	1.35%	82.1	1.43%	18.24%	92.3	1.65%	12.42%
Leased Lines	52.3	1.02%	44.7	0.78%	(14.38%)	57.0	1.02%	27.52%
Outsourcing and Net Solutions	12.0	0.23%	15.9	0.28%	32.32%	13.2	0.24%	(16.98%)
Internet Business to Business	8.7	0.17%	13.1	0.23%	51.04%	15.5	0.28%	18.3%
Sales	8.9	0.17%	8.8	0.15%	(1.65%)	6.4	0.12%	(27.27%)
Other	25.5	0.50%	51.3	0.90%	100.88%	47.9	0.86%	(6.63%)
in Brazil:
Data Communications	—	n.a.	—	n.a.	n.a.	32.6	0.58%	n.a.
Mobile Business in Portugal
(TMN)	994.3	19.32%	1,171.9	20.46%	17.86%	1,266.6	22.69%	8.08%
Services	842.4	16.37%	1,007.9	17.60%	19.65%	1,132.7	20.29%	12.38%
Sales	151.9	2.95%	164.0	2.86%	7.95%	133.9	2.40%	(18.35%)
Mobile Business in Brazil
(TCP)	1,643.8	31.94%	1,401.2	24.47%	(14.76%)	1,217.6	21.81%	(13.10%)
Services	1,175.9	22.85%	1,178.7	20.58%	0.24%	1,048.6	18.79%	(11.04%)
Sales	467.9	9.09%	222.5	3.88%	(52.46%)	169.0	3.02%	(24.04%)
Multimedia Businesses
(PT Multimedia)	226.7	4.40%	592.9	10.35%	161.55%	640.3	11.47%	7.99%
Services	220.2	4.28%	428.2	7.48%	94.45%	492.7	8.83%	15.06%
Sales	6.5	0.13%	164.7	2.88%	2,447.06%	147.6	2.64%	(10.38%)
Other	148.3	2.88%	160.1	2.80%	8.01%	209.5	3.75%	30.86%
Services	137.8	2.68%	140.3	2.45%	1.83%	200.3	3.60%	42.84%
Sales	10.5	0.20%	19.8	0.35%	89.21%	9.2	0.15%	(54.04%)
Total Operating Revenues	5,146.2	100.00%	5,726.6	100.00%	11.28%	5,582.0	100.00%	(2.53%)

Operating costs and expenses
Wages and salaries	578.1	11.23%	668.6	11.68%	15.65%	694.8	12.45%	3.92%
Post retirement benefits	103.4	2.01%	140.7	2.46%	35.99%	183.2	3.28%	30.21%
Costs of telecommunications	470.7	9.15%	715.1	12.49%	51.93%	622.9	11.16%	(12.89%)
Depreciation and amortization	1,021.5	19.85%	956.2	16.70%	(6.39%)	962.8	17.25%	0.69%
Costs of products sold	658.0	12.79%	619.8	10.82%	(5.81%)	462.7	8.29%	(25.35%)
Other general and administrative	847.0	16.46%	997.1	17.41%	17.73%	923.9	16.55%	(7.35%)
Provisions for doubtful receivables, inventories and other	188.6	3.66%	130.7	2.28%	(30.69%)	132.8	2.38%	1.61%
Other	342.1	6.65%	330.5	5.77%	(3.40%)	332.2	5.95%	0.51%
Total operating costs and expenses	4,209.5	81.80%	4,558.8	79.61%	8.30%	4,315.3	77.31%	(5.34%)
Operating income	936.8	18.20%	1,167.8	20.39%	24.66%	1,266.7	22.69%	8.47%
Other expenses, net(1)	423.8	8.23%	1,063.5	18.57%	150.96%	543.9	9.74%	(48.88%)
Work Force Reduction Program Costs	252.7	4.91%	183.9	3.21%	(27.24%)	53.7	0.96%	(70.80%)
Extraordinary items(2)	(496.4)	(9.65%)	281.1	4.91%	(156.62%)	15.6	0.27%	(94.45%)
Income before income taxes	756.7	14.70%	(360.7)	(6.30%)	(147.67%)	653.5	11.71%	281.18%
Consolidated net income before minority interests(3)	498.1	9.68%	(535.3)	(9.35%)	(207.47%)	316.4	5.67%	159.13%
Consolidated net income	540.3	10.50%	(192.6)	(3.36%)	(135.65%)	391.1	7.0%	303.06%

(1)
Other expenses, net in 2002 basically includes: (i) interest expenses, net amounting to €197 million; (ii) net foreign currency exchange gains amounting to €87.8 million; (iii) goodwill amortization amounting to €142.9 million; and (iv) equity losses in affiliated companies (mainly Global Telecom and Medi Telecom) amounting to €160.9 million.

(2)
In 2000, extraordinary items include basically: (i) a gain from the share capital increase of 5.8% of PT Multimedia (€483.1 million); (ii) a gain from the sale to strategic partners of 7.5% of the share capital of PTM.com (€176.5 million); (iii) a negative adjustment resulting from the share capital increase of PT Multimedia subscribed to by us (€172.9 million); (iv) a loss at PT Multimedia resulting from the difference between the acquisition value of Zip.Net, S.A. and the value attributable to the contribution in kind for the share capital increase of PTM.com on its incorporation (€336.1 million); (v) the capital gains resulting from the sale of 7.26% of CRT (fixed) (€52.0 million) and from the sale of our stake in Telesp Fixa (€285 million) included in the swap with Telefónica where this investment was exchanged for Telefónica's stake in TCP; and (vi) costs amounting to €35.0 million relating to the transfer of the negative currency translation adjustments related to the investment in CRT (fixed) and Telesp Fixa sold during 2000. In 2001, extraordinary items include basically: (i) a €199.5 million capital gain as a result of the sale of 15.76% of the share capital of PTM.com; (ii) the extraordinary amortization of goodwill of Global Telecom amounting to €132.6 million; (iii) a capital gain of approximately R$90 million (€43.7 million) as a result of the non-monetary transaction involving the exchange of the investment in Zip.Net, S.A. for 17.9% of UOL; and (iv) the recording of a provision for an estimated impairment, amounting to €500.0 million, of Portugal Telecom's investment in TCP. In 2002, extraordinary items include basically: (i) €50.9 million related with a provision to adjust assets and liabilities in TMN; and (ii) €35.6 million gained as a result of the disposal of certain investments in Telefónica and Deltapress.

(3)
Loss (income) applicable to minority interests in our financial statements for 2000, 2001 and 2002 include basically the minority interests in TCP and PT Multimedia. In 2000, this item included the minority interest in a gain on the sale of 7.5% of the share capital of PTM.com, and a minority interest in the loss resulting from the difference between the acquisition value of Zip.Net, S.A. and the value attributable to the contribution in kind for the share capital increase of PTM.com on its incorporation. In 2001, this item included the minority interest in a gain on the disposal of the investment in Zip.Net, S.A. in the non-monetary transaction with UOL. In 2002, losses applicable to minority interests included the share of minority shareholders in the losses of TCP (€23 million) and PT Multimedia (€61 million).

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues

        Our operating revenues decreased to €5,582.0 million in 2002 from €5,726.6 million in 2001, a decrease of 2.5%, primarily as a result of a reduction in operating revenues from our fixed-line businesses in Portugal (a reduction of €201.5 million) and, due to devaluation of the Brazilian Real, a reduction in revenues recognized at a consolidated level from our mobile business in Brazil (a reduction of €183.6 million). These results were achieved in the context of the change in the ownership of Internet traffic described above and a devaluation of the Brazilian Real (R$) of 24.5% in 2002.

        Fixed-line Business Unit (PT Comunicações).    Operating revenues from our fixed-line businesses decreased by 9.2% to €1.983.1 million in 2002 from €2,184.6 million in 2001. This decrease was was due to the general slow down in economic conditions and the continued substitution of mobile telephone usage in place of wireline telephone services that result in lower traffic volumes, to increased levels of competition and to the regulatory change in the ownership of Internet access traffic. Excluding the effect of the change in the ownership of Internet access traffic, PT Comunicações' operating revenues would have decreased by 3.6% over 2001 instead of 9.2%.

        Fixed-line telephone services.    Operating revenues from domestic and international fixed-line telephone services decreased by 11.7% to €1,512.1 million in 2002 from €1,712.8 million in 2001. The reduction was mainly due to the regulatory change of the way we account for fixed-to-mobile traffic required by regulation. See "—Overview—Internet Interconnection Charges", above. Had we not changed the way we account for fixed-to-mobile traffic, operating revenues from fixed-line telephone services would have decreased by 9.2% instead of 11.7%.

        Operating revenues from international telephone services increased by 4.7% to €220.3 million in 2002 from €210.5 million in 2001. This increase was due to the stabilization of market share and in spite of reductions in our weighted average international call prices of 0.4% in nominal terms and reductions of 4.2% in the accounting rates for incoming calls in 2002 compared with 2001.

        Wholesale.    Operating revenues from wholesale services increased by 0.45% to €269.3 million in 2002 from €268.1 million in 2001. This increase was a result of higher demand from new operators with the liberalization of the fixed telephony market and new services as well as quality improvements and competitive pricing. Revenues from interconnection traffic increased by 10.3%. This was offset by a 9.1% reduction in revenues from leased lines provided by our wholesale business to €107.0 million in 2002 from €117.7 million in 2001. See "—Changing Composition of Our Operating Revenues" above and "Item 4—Information on the Company—Our Businesses—PT Comunicações—Wholesale Services".

        Directories.    Operating revenues from directories increased by 1.7% to €139.1 million in 2002 from €136.8 million in 2001. This increase primarily reflected the growth of Internet directories revenues and the directories reorganization in 2001 with the spin off of regional directories.

        Data and Business Solutions (PT Prime).    Operating revenues from data and business solutions increased by 22.7% to €264.9 million in 2002 from €215.9 million in 2001. This increase was mainly due to the consolidation of Primesys (a Brazilian data communications company) as from July 1, 2002 which generated additional revenues of €32.6 million.

        The operating revenues from data communications services in Portugal increased by 12.4% to €92.3 million in 2002 from €82.1 million in 2001. This increase in revenues resulted basically from the increase in the number of customers provided with direct access to transmission services resulting from the new strategic partnership pursuant to which PT Prime Portugal operates and manages SIBS' network, and also from the growth in the number of corporate Internet subscribers and the expansion in Internet and broadband services.

        Revenues from leased lines increased by 27.5% to €57.0 million due an increase in leased line capacity to end-users of 10.7% during the period.

        The revenues of data communications and leased lines continue to have a major impact on this business representing 56.4% of total PT Prime's revenues, 2.3% less than the previous year (58.7%). This change in the composition of PT Prime's revenues resulted mainly from the development of corporate web, broadband services and outsourcing and net solutions, and also from the consolidation of Primesys in the second half of 2002. See "Item 4—Information on the Company—Our Businesses—PT Prime".

        Mobile Business in Portugal (TMN).    Operating revenues from mobile business in Portugal increased by 8.1% to €1,266.6 million in 2002 from €1,171.9 million in 2001. This increase reflects the 13.3% increase in the number of TMN's activated mobile telephone cards in 2002, as well as a 15.1% increase in total traffic. There was a 5.1% decrease in average minutes per month per subscriber in 2002 compared with 2001 mainly due to the higher level of penetration and the strong increase of the customer base in the fourth quarter of 2002. We estimate that TMN's revenues per activated mobile telephone card decreased by 9.8% in 2002 to an average of approximately €27.1 per month compared to €30 per month 2001. Revenues from sales of handsets decreased due to the high level of market penetration. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses—TMN in Portugal".

        Mobile Business in Brazil (TCP).    Operating revenues from mobile business in Brazil decreased to €1,217.6 million in 2002 from €1,401.2 million in 2001. This 13.1% reduction was mainly due to the 24.5% devaluation of the Brazilian Real during the period and to lower sales of equipment. Notwithstanding the challenging economic environment in Brazil, the average revenue per user remained at R$44 per month, the same as it was in 2001. The number of prepaid subscribers rose by 4.2% in 2002 compared to 2001. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses—Joint Venture with Telefónica Móviles in Brazil—TCP and Telesp Celular".

        Multimedia Businesses (PT Multimedia).    Operating revenues from our multimedia businesses increased by 8.0% to €640.3 million in 2002 from €592.9 million in 2001, despite the desconsolidation of PTM.com after its sale to PT in September 2002. This increase was largely due to the increase in the number of subscribers and in the number of subscribers using TV Cabo's premium channels (particularly satellite TV subscribers), as a result of which operating revenues from pay TV services rose by 30.9% to €364 million in 2002 from €278 million in 2001. Average monthly revenue per pay TV subscriber increased by 11.6% to €21.6 in 2002 from €19.0 in 2001. In addition, Lusomundo's revenues amounted to €256.0 million, a 2.1% increase over last year, excluding Deltapress from the comparison, since PT Multimedia's interest in Deltapress was exchanged for a minority interest in VASP. Deltapress was not consolidated in PT Multimedia's results in 2002. See "Item 4—Information on the Company—Our Businesses—PT Multimedia".

        Other Businesses.    Operating revenues from our other businesses included in our consolidated financial results increased by 30.9% to €209.5 million in 2002 from €160.1 million in 2001. The increase was mainly the result of the increase in the operating revenues of Mobitel (€10 million) and from the fourth quarter revenues of PTM.com (€40 million) which were included in Other Businesses.

Operating Costs and Expenses

        Our operating costs and expenses decreased to €4,315.3 million in 2002 from €4,558.8 million in 2001, a decrease of 5.3%. The reduction in total operating costs and expenses was primarily due to a decrease in costs of telecommunications, costs of products sold, other general and administrative expenses, maintenance and repairs costs, and marketing and publicity expenses.

        Wages and salaries.    Wages and salaries, including employee benefits and social charges, were €694.8 million in 2002, compared to €668.6 million in 2001. This 3.9% increase was primarily due to the in-sourcing of staff from franchised shops of Telesp Celular and the consolidation of PrimeSys in the second half of 2002.

        Post-retirement benefits.    Costs of post-retirement benefits increased by 30.2% to €183.2 million in 2002 from €140.7 million in 2001. The change resulted primarily from higher charges resulting from the amortization of actuarial losses deferred in previous years due to lower returns generated by the pension funds compared with the 6% return assumed in the actuarial studies. These actuarial losses are amortized over the expected working life of our active employees which are covered by these benefits (currently 16 years). Post-retirement benefits costs do not include curtailment costs related to our work force reduction program. These are treated as an extraordinary item and not as operating costs and expenses and so are not included in our operating income. See "—Work Force Reduction Program Costs" and "—Liquidity and Capital Resources—Post-Retirement Benefits".

        Costs of telecommunications.    Costs of telecommunications dropped to €622.9 million in 2002 from €715.1 million in 2001, representing a decrease of 12.9%. The reduction resulted mainly from the effect at PT Comunicações of lower traffic volumes and the change in the ownership of Internet access traffic as of October 2001, as well as the effect of the devaluation of the Brazilian Real in our mobile business in Brazil. See "Item 4—Information on the Company—Our Businesses—PT Comunicações—Fixed Line Telephone Services—International—Traffic".

        Depreciation and amortization.    Depreciation and amortization increased by 0.7% to €962.8 million in 2002 from €956.2 million in 2001.

        Costs of products sold.    The costs of products sold amounted to €462.7 million in 2002, compared to €619.8 million in 2001 and represented 8.3% of consolidated operating revenues in 2002, compared to 10.8% in 2001. This reduction is the result of the lower sales of terminal equipment. Lower costs of products sold also reflect reduced subsidization of handset sales in our mobile businesses.

        Other general and administrative expenses.    Other general and administrative expenses include specialized work and subcontracts and various other administrative expenses. Other general and administrative expenses declined to €923.9 million in 2002 from €997.1 million in 2001, a reduction of 7.3%. The decrease was primarily a result of cost reduction programs implemented broadly across the Company.

        Provisions for doubtful receivables, inventories and other.    Provisions for doubtful receivables, inventories and other increased to €132.8 million in 2002 from €130.7 million in 2001. This increase of 1.6% is primarily the result of a major level of provisions for bad debts as a consequence of more challenging economic conditions.

Operating Income

        Our operating income increased to €1,266.7 million in 2002 from €1,167.8 million in 2001, an increase of 8.5%. Excluding the devaluation of the Brazilian Real, operating income would have been €1,355.8 million, representing an increase of 16.1% over 2001. The increase was primarily due to the increase in operating income from our mobile business in Portugal (an increase of €55.9 million or 14.3%), and our mobile business in Brazil (an increase of €99.2 million or 56.1%). These increases were partially offset by a decrease in operating income in our fixed-line businesses, our data and business solutions business and our multimedia businesses.

        Operating margins (operating income as a percentage of total operating revenues) were approximately 22.7% in 2002, compared with 20.4% in 2001.

Other Expenses, Net

        Other expenses/income, which decreased by 48.9% to €543.9 million in 2002 from €1,063.5 million in 2001, primarily includes our net financial charges, including net interest and related expenses, goodwill amortization, equity in earnings of affiliated companies, foreign exchange gains or losses and other financial gains and costs.

        Net financial charges decreased from €300 million in 2001 to €197 million in 2002, as a result of the €1,000 million reduction in net debt during the year and the reduction in the average cost of debt from 6% in 2001 to 5.5% in 2002.

        Goodwill amortization decreased by 7.5% during 2002 to €143 million. This decrease was mainly due to lower amortization of TCP's goodwill as compared to the prior year (€28 million), as a result of the impairment charge recorded at the end of 2001 in connection with our investment in TCP. The lower TCP's goodwill amortization was partially offset by higher amortization of PTM.com's goodwill (€9 million, following the buy-out of minorities by PT Multimedia) and of Primesys' goodwill (€7 million, following the completion of the acquisition of 100% of its share capital).

        Equity in losses of affiliated companies amounted to €160.9 million in 2002, as compared with €381.3 million in 2001. This improvement was primarily due to a significant reduction in our proportion of the losses of Medi Telecom (€56 million in 2002 compared with €66 million in 2001) and Global Telecom (€89 million in 2002 compared with €311 million in 2001). The significant improvement in the net income of Global Telecom resulted from better operating performance and the positive impact of the restructuring of its balance sheet completed by TCP following its rights issue in September 2002. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses".

        Net foreign exchange gains amounted to €88 million in 2002, as compared with currency exchange losses amounting to €119 million in 2001. These gains are a result of our efforts to neutralize our US dollar exposure and relate basically to the unwinding of certain derivative instruments.

        Net other financial expenses amounted to €112 million in 2002, as compared to €144 million in 2001. In 2002 this caption includes the recording of a provision for equity swaps with PT's own shares amounting to €43 million.

Work Force Reduction Program Costs

        Work force reduction program costs decreased by 70.8% to €53.7 million in 2002 from €183.9 million in 2001, as a result of a temporary slowdown during 2002 in the Work Force Reduction Program in the wireline businesses through pre and early retirement arrangements, mutual agreements and suspended contracts. "Item 6—Directors, Senior Management and Employees—Employees—Work Force Reductions".

Extraordinary Items

        Extraordinary items were a net loss of €15.6 million in 2002 as compared with a net loss of €281.1 million in 2001. In 2002, extraordinary items included principally the following:

  •
  €50.9 million charge related to a provision for adjustment of TMN's assets and liabilities; and

  •
  gains on the disposal of interests in Telefónica (€30.5 million) and Deltapress (€5.0 million).

Income Taxation

        Income taxes rose by 93% to €337.1 million in 2002 from €174.9 million in 2001. The effective tax rate in 2002 was 51.6%. This effective tax rate resulted from the significant items included in income before taxes that are not subject to taxation, principally the equity accounting in losses of affiliated companies (€160.9 million in 2002) and goodwill amortization (€142.9 million in 2002). Excluding the aforementioned items, net income before taxes in 2002 would have been €957.3 million resulting in an effective tax rate of 35% close the nominal tax rate in Portugal of 33%.

Minority Interests

        The losses applicable to minority interest in 2002 relate basically to the share of minority shareholders in the losses of TCP (€23 million) and PT Multimedia (€61 million).

Net Income

        Our net income increased to € 391.1 million in 2002 from a net loss of €192.6 million in 2001. This increase was primarily due to the recognition of a provision for impairment of our financial investment in TCP (€500 million) during 2001.

        Earnings per ordinary and A share in 2002 increased to €0.31 from a negative amount of €0.15 in 2001 on the basis of 1,254,285,000 shares issued.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenues

        Our operating revenues increased to €5,726.6 million in 2001 from €5,146.3 million in 2000, an increase of 11.28%, primarily as a result of growth in operating revenues from our multimedia businesses (€366.2 million), our fixed line business in Portugal (€228.2 million) and our mobile business in Portugal (€177.6 million). These results were achieved against a devaluation of the Brazilian Real of 19.6% in 2001.

        Fixed Line Business Unit (PT Comunicações).    Operating revenues from fixed line businesses increased by 11.7% to €2,184.6 million in 2001 from €1,956.4 million in 2000. This increase was due to the change of ownership of fixed-to-mobile traffic from mobile operators to fixed line operators in the fourth quarter of 2000. The increase was partially offset by market share losses, price reductions for fixed line telephone services, the negative impact of the change in the Internet access traffic regime and the substitution of mobile telephone usage in place of fixed line telephone services.

        Fixed line telephone services.    Operating revenues from domestic and international fixed line telephone services increased by 11.1% to €1,712.8 million in 2001 from €1,541.2 million in 2000. The increase was mainly due to the change for the way we account for fixed-to-mobile traffic. Had we not changed the way we account for fixed-to-mobile traffic, PT Comunicações' operating revenues would have decreased by 3.0% due to loss of market share and reduction in tariffs.

        Operating revenues from international telephone services decreased by 5.7% to €210.5 million in 2001 from €223.2 million in 2000. This decrease was due to market share losses, reductions in our weighted average international call prices of 10.2% in nominal terms and reductions of 0.5% in the accounting rates for incoming calls in 2001 compared with 2000.

        Wholesale.    Operating revenues from wholesale services increased by 8.6% to €268.1 million in 2001 from €246.8 million in 2000. This increase was a result of higher demand from new operators with the liberalization of the fixed telephony market and new services as well as quality and competitive pricing. In particular, revenues from leased lines provided by our wholesale business increased by 12.7% to €117.7 million in 2001 from €104.4 million to other operators in 2000. These increases were partially offset by an average leased line price reduction of approximately 1.9% and average reductions in call termination prices of 28%, in each case in nominal terms, in 2001 compared with 2000. As a result of the change in the way we account for fixed-to-mobile traffic from October 1, 2000, revenues from this traffic are no longer recorded as wholesale services. See "—Changing Composition of Our Operating Revenues" above and "Item 4—Information on the Company—Our Businesses—PT Comunicações—Wholesale Services".

        Directories.    Operating revenues from directories increased by 3.82% to €136.8 million in 2001 from €131.7 million in 2000. This increase primarily reflected the growth of Internet directories revenues and the directories reorganization in 2001 with the spin off of regional directories.

        Fixed line Sales and Other Revenues.    Operating revenues from fixed line sales and other supplementary fixed line business activities increased by 2.3% to €67.0 million in 2001 from €65.5 million in 2000.

        Data and Business Solutions (PT Prime).    Operating revenues from data and business solutions increased by 22.1% to €215.9 million in 2001 from €176.8 million in 2000. This increase was mainly due to a 18.2% increase in operating revenues from data communications services to €82.1 million in 2001 from €69.4 million in 2000. The increase in data communications revenues was due, in part, to the increase in the number of customers provided with direct accesses to transmission services resulting from the new strategic partnership pursuant to which PT Prime operates and manages SIBS' network. The increase in data and business solutions operating revenues was also the result of growth in the number of corporate Internet subscribers and the expansion in Internet and broadband services. Despite a 23% increase in the number of lines leased to the ultimate customer (measured by capacity leased, counted in 64Kbps equivalent units) since December 31, 2000, revenues from leased lines decreased by 14.4% to €44.7 million due to substitution from more advanced data services, broadband and web services and to price reductions. See "Item 4—Information on the Company—Our Businesses—PT Prime".

        The revenues of data communications and leased lines continue to have a major impact on this business representing 58.8% of total PT Prime revenues, 10% less than the previous year (68.8%). This change in the composition of PT Prime's revenues resulted mainly from the development of corporate web, broadband services and outsourcing and net solutions.

        Mobile Business in Portugal (TMN).    Operating revenues from mobile business in Portugal increased by 17.9% to €1,171.9 million in 2001 from €994.3 million in 2000. Excluding the impact of the change in the accounting treatment of fixed to mobile traffic, operating revenues from TMN's revenues would have been €1,382.5 million, representing an increase of 31.8% from 2000 (€1,049.0 million). This increase reflects the 33% increase in the number of TMN's activated mobile telephone cards in 2001, as well as a 39% increase in total traffic and a 0.5% decrease in average minutes per month per subscriber in 2001 compared with 2000. The availability of WAP services and short message services, or SMS, among other things, contributed to increased usage of TMN's services. We estimate that TMN's revenues per activated mobile telephone card decreased by 2.7% in 2001 to an average of approximately €30.1 per month compared to €30.9 per month in 2000. Revenues from sales of handsets increased due to the increased number of activated mobile telephone cards. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses—TMN in Portugal".

        Mobile Business in Brazil (TCP).    Operating revenues from mobile business in Brazil decreased to €1,401.2 million in 2001 from €1,643.8 million in 2000. This 14.8% decrease was mainly due to deterioration of the Real by 19.6% during the period, lower sales of equipment and a 15.4% drop in average revenue per user to R$44 compared with R$52 in 2000. The number of prepaid subscribers grew significantly by 38.4% in 2001 compared to 2000. See "Item 4—Information on the Company—Our Businesses—Joint Venture with Telefónica Móviles in Brazil—TCP and Telesp Celular".

        Multimedia Businesses (PT Multimedia).    Operating revenues from our multimedia businesses increased by 161.6% to €592.9 million in 2001 from €226.7 million in 2000. This increase was largely a result of the full consolidation of Lusomundo's revenues (€290.6 million) and the increase in cable television revenue (€71.5 million). As a result of the increase in the number of subscribers and in the number of subscribers using TV Cabo's premium channels (particularly satellite TV subscribers), operating revenues from pay TV services increased by 39.2% to €260.2 million in 2001 from €

187.0 million in 2000. Average monthly revenue per pay TV subscriber increased 10.3% to €19.3 in 2001 from €17.5 in 2000. This increase in operating revenues of our multimedia businesses' was partially off-set by a 10.4% decrease in operating revenues from Internet activities to €14.5 million in 2001 from €16.2 million in 2000. Despite our focus on penetration growth, our customer base was not yet sufficient in 2001 to produce positive operating income. See "Item 4—Information on the Company—Our Businesses—PT Multimedia".

        Other Businesses.    Operating revenues from our other businesses included in our consolidated financial results increased by 8.0% to €160.1 million in 2001 from €148.3 million in 2000. The increase was mainly the result of the increase in the operating revenues of Mascom and Cabo Verde Telecom.

Operating Costs and Expenses

        Our operating costs and expenses increased to €4,558.8 million in 2001 from €4,209.5 million in 2000, an increase of 8.3%. If we had continued proportionately to consolidate TCP, our operating costs and expenses would have been €3,842.5 million in 2001 and €3,372.5 million in 2000. The increase in total operating costs and expenses was primarily due to increases in costs of telecommunications, other general and administrative expenses, wages and salaries and post retirement benefits.

        Wages and salaries.    Wages and salaries, including employee benefits and social charges, were €668.6 million in 2001, compared to €578.1 million in 2000. This 15.6% increase was primarily due to the full consolidation of Lusomundo and PT Sistemas de Informação, which accounted for €55.9 million and €15.4 million additional costs, respectively. Had we continued proportionate consolidation of our investment in TCP, our cost of wages and salaries would have been €633.4 million in 2001 and €538.9 million in 2000.

        Post-retirement benefits.    Costs of post-retirement benefits increased by 35.9% to €140.7 million in 2001 compared with €103.4 million in 2000. The change resulted primarily from the low financial return of the assets pension funds and the increase in the interest cost. Post-retirement benefits costs do not include curtailment costs related to our work force reduction program. These are treated as an extraordinary item and not as operating costs and expenses and so are not included in our operating income. See "—Work Force Reduction Program Costs" and "—Liquidity and Capital Resources—Post-Retirement Benefits".

        Costs of telecommunications.    Costs of telecommunications increased to €715.1 million in 2001 from €470.7 million in 2000, representing an increase of 51.9%. The increase resulted mainly from expenses incurred by PT Comunicações as a result of the change of ownership of fixed-to-mobile traffic from mobile operators to wireline operators (€128 million) in 2001 and growth in mobile-to-mobile traffic to other mobile operators (€87 million). This expense is largely offset by revenues resulting from such change in ownership and from the growth in traffic from mobile operators, including TMN, to other international telecommunications operators. Costs of telecommunications consist primarily of accounting-rate payments to these operators and interconnection costs to interconnect with other mobile operators. Increasing international calls by TMN's mobile and PT Comunicações' wireline customers resulted in increased payments for those calls by TMN and PT Comunicações to these operators. Additionally, other mobile operators in Portugal use our international wireline network for international connection from time to time, so increasing international calling by their subscribers also increases our costs of telecommunications. These calls also result in corresponding increasing wholesale interconnection revenues for our wireline business. See "Item 4—Information on the Company—Our Businesses—PT Comunicações—Fixed Line Telephone Services—International—Traffic".

        Depreciation and amortization.    Depreciation and amortization decreased by 6.4% to €956.2 million in 2001 from €1,021.5 million in 2000. This reduction resulted from the change in the amortization criteria for the assets acquired in the year 2001, which were amortized as from the month of its acquisition, while in 2000, a full-year amortization was recorded (see Note 2 to our audited consolidated financial statements). The decrease was partially offset by the full consolidation of Lusomundo (€13.5 million) and the growth of TMN (€32.5 million) due to the high level of investment in this business.

        Cost of products sold.    The cost of products sold amounted to €619.8 million in 2001 compared to €658.0 million in 2000 and represented 10.8% of consolidated operating revenues in 2001, compared to 12.8% in 2000. This decrease is the result of the decrease in the number of the mobile handsets sold by TCP, partially offset by the full consolidation of Lusomundo (€71 million) and the increase in the number of handsets sold by TMN. If we had continued to consolidate proportionately TCP, the cost of products sold would have increased by 8.5% to €462 million in 2001 from €426 million in 2000, and represented 9.4% of consolidated operating revenues (10.2% in 2001).

        Other general and administrative.    Other general and administrative expenses include specialized work and subcontracts and various other administrative expenses. Other general and administrative expenses increased to €997.1 million in 2001 from €847 million in 2000, an increase of 17.7%. The increase was primarily due to an increase in specialized work and subcontracts related to the full consolidation of Lusomundo (€50.7 million) and PT Sistemas Informação (€20.6 million).

        Provisions for doubtful receivables, inventories and other.    Provisions for doubtful receivables, inventories and other decreased to €130.7 million in 2001 from €188.6 million in 2000. This reduction of 30.7% is primarily the result of a minor level of provisions for doubtful receivables based on the assessment of the estimated risks in the collection of accounts receivable for PT Comunicações. The results of the assessment were due to the limited maturity of the accounts receivable and to the agreements with various entities and external entities to receive at medium term.

Operating Income

        Our operating income increased to €1,167.8 million in 2001 from €936.8 million in 2000, an increase of 24.7%. Excluding the devaluation of the Brazilian Real, consolidating operating income would have been €1,211.0 million, representing an increase of 29.3% over 2000. The increase was primarily due to the increase in operating income from our mobile business in Portugal (an increase of €132.6 million or 51.0%), our wireline business (an increase of €82.8 million or 14.5%) and our multimedia businesses (an increase of €66.7 million or 71.4%). The increase was partially offset by a decrease in operating income of our data and business solutions business and our mobile business in Brazil (due mainly to the 19.6% devaluation of the Brazilian Real).

        Consolidated operating margins (operating income as a percentage of total operating revenues) were approximately 20.4% in 2001, compared with 18.2% for 2000.

Other Expenses, Net

        Other expenses/income, which increased by 151.0% to €1,063.5 million in 2001 from €423.8 million in 2000, primarily includes our net financial charges, including net interest and related expenses, goodwill amortization, equity in earnings of affiliated companies, foreign exchange gains or losses and other financial gains and costs. The increase in these costs was primarily due to interest costs from indebtedness relating to our investments and the amortization of goodwill relating to our increased ownership interest in TCP. This increase is also a result of non-cash losses arising from the recognition of exchange rate losses relating to our derivative instruments used to hedge currency risks.

        Equity in earnings of affiliated companies amounted to a loss of €381.3 million in 2001, as compared with a loss of €43.3 million in 2000. This 780.6% increase in loss was primarily due to our proportion of the losses of Medi Telecom (€7.0 million) and Global Telecom (€128.2 million). See "Item 4—Information on the Company—Our Businesses—Mobile Businesses".

Work Force Reduction Program Costs

        Work force reduction program costs decreased by 27.2% to €183.9 million in 2001, from €252.7 million in 2000 reflecting the advanced stage of the Work Force Reduction Program in the wireline businesses through pre and early retirement arrangements, mutual agreements and suspended contracts. "Item 6—Directors, Senior Management and Employees—Employees—Work Force Reductions".

Extraordinary Items

        Extraordinary items decreased to a net loss of €281.1 million in 2001 from a net gain of €496.4 million in 2000. In 2001, extraordinary items included principally the following:

  •
  €199.5 million and €112.3 million gains obtained on disposals of investments in PTM.com and Telefónica, respectively;

  •
  €132.6 million loss due to an extraordinary amortization of Global Telecom goodwill; and

  •
  €500.0 million loss due to the recording of an estimated provision for impairment of Portugal Telecom's financial investments in TCP.

Income Taxation

        Income taxes decreased by 32.5% to €174.6 million in 2001 from €258.6 million in 2000. The effective tax rate in 2001 was a negative rate of 48.4%. This effective tax rate resulted from the significant items included in income before taxes that were not subject to taxation, principally the recognition of a provision for impairment of our financial investment in TCP, tax losses in certain companies of the group, principally related to our losses with respect to Global Telecom, and goodwill amortization.

Net Income

        Our net income/loss decreased to a net loss of €192.6 million in 2001 from a net income of €540.3 million for 2000. This decrease was primarily due to the recognition of a provision for impairment of our financial investment in TCP (€500.0 million), the negative contribution of new and start-up companies (€251.4 million), €132.6 million loss due to an extraordinary amortization of the goodwill of Global Telecom and the non-cash losses of €94.2 million resulting from the recognition of the exchange losses relating to derivative instruments, offset by a €125.8 million increase in the net income of our fixed-line business and a €100.4 million increase in the net income of our mobile business in Portugal.

        Earnings per ordinary and A share in 2001 decreased by 135.6% to a negative amount of €0.15 from a positive amount of €0.43 in 2000 on the basis of 1,254,285,000 shares issued.

Liquidity and Capital Resources

Overview

        Sources of Cash Flow.    During 2002, 2001 and 2000, we financed our operations and acquisitions principally from cash generated from operations, equity financings and debt financings.

        Working Capital.    As of December 31, 2002, working capital was negative €119.3 million on the basis of proportional consolidation of Brasilcel. On the basis of full consolidation of TCP, working capital was €91 million in 2002 and negative €38 million in 2001 representing an investment in working capital during the period of €129 million.

	2002	2002(1)	2001
Cash and cash equivalents	2.276,5	1.790,6	1.291,5
Current assets—operational(a)	1.503,9	1.614,1	1.608,7
Accounts receivable—trade(2)	1.011,3	995,6	1.105,2
Accounts receivable—others(3)	220,1	370,9	258,4
Inventories	149,8	127,2	132,0
Deferred costs and other current assets	122,7	120,4	113,1
Current assets—non-operational	1.070,6	1.051,2	727,9
Accounts receivable—others	238,9	238,9	133,1
Deferred costs and other current assets	11,7	8,5	5,2
Deferred taxes	820,0	803,8	589,6

Total current assets	4.851,0	4.445,9	3.628,1

Short term debt	1.094,4	1.176,1	1.319,3
Current liabilities—operational(b)	1.623,2	1.522,8	1.646,5
Accounts payable—trade(2)	658,8	587,0	546,7
Accounts payable—others(4)	454,3	412,9	600,5
Deferred income	439,6	452,4	422,0
Taxes payable	70,5	70,5	77,3
Current liabilities—non operational	240,4	246,7	274,2
Deferred income	195,6	201,9	154,5
Taxes payable	0,6	0,6	76,3
Deferred taxes	44,2	44,2	43,4

Total current liabilities	2.958,0	2.945,6	3.240,0

Working Capital(a) -(b)	(119,3)	91,3	(37,8)
Investment in Working Capital	n.a	129,1	74,1

(1)
Pro-forma considering the full consolidation of the assets and liabilities of Telesp Celular Partcipações and excluding the proportional consolidation of 50% of the assets and liabilities of Brasilcel.

(2)
The decrease in these captions resulted basically from the decrease in the book value of the assets and liabilities of TCP due to the devaluation of the Brazilian Real.

(3)
The increase in these captions resulted from payments made by TCP on account of Global Telecom which were due as of December 31, 2002.

(4)
The decrease in this caption resulted basically from the reduction in capital expenditures during 2002.

        We believe that cash generated from operations and bank facilities are sufficient to meet present working capital needs. Our cash and short term investments totaled €2,276.5 million at December 31, 2002, an increase of 76.3% over December 31, 2001. This increase was basically attributable to a strong growth in operating cash flow during the year and also to the proportional consolidation of Brasilcel which implied that 50% of certain floating rate notes issued by TCP and subscribed for by us, amounting to €766 million, are now recorded as short term investments in our balance sheet (the remaining 50% are cancelled in the proportional consolidation). Previously these notes were totally considered as intra-group loans and were cancelled in consolidation.

        Investments.    During 2002, we made investments in the Brazilian mobile telecommunication sector of €232 million in connection with the refinancing of Global Telecom and the acquisition by TCP of the remaining stake in Global Telecom. We made total investments in 2002, including capital expenditures, of €1,453.6 million, a decrease of 62.1% over 2001. During 2002, we made an investment of €348 million relating to the acquisition of the ownership of the basic network in Portugal by PT Comunicações. We made total investments in 2001 of €3,836.7 million, an increase of 4.7% over 2000. See "Item 4—Information on the Company—Our Businesses".

Cash from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities. All of our cash flows from operating activities result from operations conducted by our subsidiaries and not by Portugal Telecom, SGPS, S.A. The operations of our subsidiaries are described in relation to each business line in "Item 4—Information on the Company—Our Businesses".

        None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel. Such decisions must be made by a majority of the board of directors of Brasilcel. Telefónica and we each appoint six of the twelve board members. Accordingly, it will effectively be necessary for Telefónica and us to agree to transfer funds from Brasilcel and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

        2002.    Net cash generated from operating activities increased by 41.8% to €2,092.3 million for 2002 from €1,475.4 million for 2001. The increase was due mainly to increased collections from customers (€6,521.8 million in 2002 compared with €6,192.1 million in 2001) and to decreased payments to suppliers (€2,940.5 million in 2002 compared with €3,166.1 million in 2001). These changes were partially offset by increased payments to employees (€763.8 million in 2002 compared with €714.0 million in 2001). The growth in collections from customers was due to increased numbers of subscribers for our mobile business and increases in cellular traffic in Portugal. The decrease in payments to suppliers was basically due to extended payment terms adopted by PT during 2002 and also to certain cost control measures adopted by our group during 2002.

        2001.    Net cash generated from operating activities increased by 8.7% to €1,475.4 million for 2001 from €1,357.6 million for 2000. The increase was due mainly to increased collections from customers (€6,192.1 million in 2001 compared with €5,483.8 million in 2000). This increase was partially offset by increased payments to suppliers (€3,166.1 million in 2001 compared with €2,757.3 million in 2000) and increased other payments relating to operating activities (€507.5 million in 2001 compared with €424.1 million in 2000). The growth in payments to suppliers and collections from customers is due to increased numbers of subscribers for our mobile business and increases in cellular traffic in Portugal.

Cash for Investing Activities

        Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies, as well as the purchase and sale of property, plant and equipment.

        2002.    Net cash used for investing activities decreased by 60.0% to €1,009.6 million in 2002 from €2,528.5 million in 2001. The decrease was due to higher cash receipts from financial investments (€1,311.6 million in 2002 compared with €432.1 million in 2001) as a result of the payment by Global Telecom of intra-group loans granted in previous years totalling €917 million, a decrease in payments resulting from financial investments (€321.3 million in 2002 compared with €1,690.1 million in 2001) as a result of the acquisition of Global Telecom in 2001 and loans granted to Global Telecom in 2001, and a decrease in payments resulting from acquisitions of fixed assets (€856.0 million in 2002 compared with €1,211.4 million in 2001) reflecting the reduction in capital expenditures during 2002. The decreases in cash used for investing activities were partially offset by increases in payments resulting from acquisitions of intangible assets (€358.6 million in 2002 compared with €24.6 million in 2001) resulting from the acquisition of the ownership of the basic network by PT Comunicações amounting to €348 million.

        2001.    Net cash used for investing activities increased by 7.9% to €2,528.5 million in 2001 from €2,343.2 million in 2000. The increase was due to lower cash receipts from financial investments (€432.2 million in 2001 compared with €1,035.4 million in 2000), partially offset by decreases in payments resulting from financial investments (€1,690.1 million in 2001 compared with €1,915.4 million in 2000).

Cash from Financing Activities

        Cash flows from financing activities include borrowings and repayments of debt and payments of dividends to shareholders.

        2002.    Net cash used for financing activities was €486.0 million in 2002 compared with a net cash inflow from financing activities in 2001 of €1,839.9 million. This evolution resulted mainly from the fact that in 2001 the loans obtained exceeded the loans repaid by €2,229 million, whereas in 2002 loans repaid exceeded loans obtained by €16 million, and also from the increase in dividends paid from €38 million in 2001 to €129 million in 2002.

        2001.    Net cash flow from financing activities increased by 62.7% to €1,839.9 million in 2001 from €1,131.0 million in 2000. The increase was mainly due to the issuance of convertible bonds amounting to €550 million in December 2001.

Indebtedness

        Our total consolidated indebtedness was €6,313.5 million at December 31, 2002, 6.4% less than at December 31, 2001. Our total consolidated indebtedness was €6,747.6 million at December 31, 2001 compared with total indebtedness of €4,204.2 million at the end of 2000.

        Our net indebtedness was €4,037.0 million at December 31, 2002, 26.0% less than at December 31, 2001. Our net indebtedness was €5,456.1 million at December 31, 2001 compared with €3,731.9 million at the end of 2000.

        Changes in Structure and Amount of Indebtedness.    The decrease in our net indebtedness at December 31, 2002 from December 31, 2001 was principally the result of strong growth in operating cash flow, sound financial management, the effect of entering into and proportionately consolidating the Brasilcel joint venture, and the positive exchange translation effect of US dollar and Real denominated debt. The level of our net indebtedness increased by 46.2% at December 31, 2001 from December 31, 2000, principally as a result of the acquisition of Global Telecom (a company for which we accounted pursuant to the equity method on those dates) by TCP, the refinancing by Portugal Telecom of Global Telecom's debt of €810 million and the full consolidation of Lusomundo's debt. See "—Debt Instruments, Sales of Equity and Repayment and Refinancing of Indebtedness".

        In addition to the decrease in our group's net indebtedness in the year ended December 31, 2002, the composition of our group's indebtedness also changed over that period, with medium- and long-term loans increasing from 80.4% to 82.7% of our total indebtedness. Short-term indebtedness decreased from 19.6% of our total indebtedness to 17.3% of our total indebtedness. See "—Debt Instruments, Sales of Equity and Repayment and Refinancing of Indebtedness".

        In the table below, we have presented the composition of our consolidated indebtedness as of December 31, 2001 and 2002. We fully consolidated TCP's assets and liabilities at December 31, 2001 but instead proportionately consolidated Brasilcel's assets and liabilities at December 31, 2002 (which include those of TCP). For illustrative purposes, the table below also includes information on our consolidated indebtedness as if we had fully consolidated TCP's indebtedness and had not recorded Brasilcel's indebtedness at December 31, 2002.

	As of December 31, 2001		As of December 31, 2002
	(fully consolidating TCP)		(fully consolidating TCP)		(proportionately consolidating 50% of Brasilcel)
Debt	Eur millions	% of total indebtedness	Eur millions	% of total indebtedness	Eur millions	% of total indebtedness
Short term	1,319.3	19.6%	1,176.1	18.9%	1,094.4	17.3%
Bond loans	197.0	2.9%	285.1	4.6%	285.1	4.5%
Bank loans	360.1	5.3%	332.3	5.3%	257.3	4.1%
Other loans	762.2	11.3%	558.7	9.0%	552.0	8.7%
Medium and long term	5,428.3	80.4%	5,043.1	81.1%	5,219.1	82.7%
Exchangeable bond loans	1,059.0	15.7%	1,059.0	17.0%	1,059.0	16.8%
Other bond loans	2,724.7	40.4%	2,724.7	43.8%	2,724.7	43.2%
Bank loans	1,411.1	20.9%	1,112.9	17.9%	1,289.8	20.4%
Other loans	233.5	3.5%	146.5	2.4%	145.6	2.3%

Total indebtedness	6,747.6	100.0%	6,219.2	100.0%	6,313.5	100.0%

Cash and cash equivalents	1,291.5	19.1%	1,790.6	28.8%	2,276.5	36.1%

Net debt	5,456.1	80.9%	4,428.6	71.2%	4,037.0	63.9

        Maturity.    Of the total indebtedness outstanding as at December 31, 2002, approximately € 1,095 million is due before the end of December 2003. The remaining €5,219 million is medium and long term debt. The average maturity of our loan portofolio is 4.8 years.

        Interest rate.    As of December 31, 2002, 59.3% of our total indebtedness (or 75.8% of our net debt) was in fixed rates, as a result of certain derivatives we entered into in order to reduce our exposure to interest rate risk.

        Credit Ratings.    As the date of this report, our credit ratings were as follows:

Rating Agency	Credit Rating	Last Update
Moodys	A3	April 14, 2003
Standard & Poor's	A-	May 6, 2003

        As of the date of this report, the only loans of Portugal Telecom with rating triggers (in the event Portugal Telecom is downgraded to below BBB+) are two loans from the European Investment Bank (EIB) totaling €150 million.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        As part of our strategy to diversify our funding base and increase our presence in international capital markets and to strengthen the capital structure of our company, we have established a global medium term note program providing for the issuance of notes in an amount of up to €5 billion. The program allows for the notes to be issued in a range of currency and forms, including fixed and floating rates, zero coupon and index linked. On April 7, 1999, we issued €1 billion in notes under the program at a fixed interest rate of 4.625% per annum. These notes mature in 2009. In February 2001, we issued another €1 billion in notes under the program at a fixed interest rate of 5.75%. These notes mature in 2006. On November 16, 2001, we issued €600 million in notes under the program at a floating rate of 0.75% over the Euro interbank offered rate. The notes mature in February 2005. See "—Exchange Rate Exposure to the Brazilian Real and U.S. Dollar—Exposure to exchange rate risk".

        On June 7, 1999, we issued €509.4 million in exchangeable bonds. We had entered into a swap agreement so that our exposure to this debt was denominated in U.S. dollars. These bonds carry a fixed interest rate of 1.5% per annum and mature in June 2004. Originally they were exchangeable at any time into an aggregate of 47,499,765 of our ordinary shares at a price of €10.515 per share (taking into account the capital increases in July 1999 and May 2001 and the five-for-one share split in October 1999). In 2000 and 2001, a portion of these convertible bonds, amounting to €400,000 was converted to shares of Portugal Telecom. As of December 31, 2002, the amount of such bonds outstanding was €509.0 million.

        During 2002, we reduced our exposure to the U.S. dollar by a total amount of US$1,514 million having unwound certain derivatives contracts and/or cancelled the final exchange of other derivative instruments. As of December 31, 2002 the remaining U.S. dollar exposure under derivative contracts at Portugal Telecom amounted to US$218.7 million, maturing in April 2009. However, as a result of certain U.S. dollar loans to TCP (which have been swapped into Reais by TCP to hedge currency exposure), and certain free standing derivatives contracted by TCP to exchange U.S. dollars in Reais at a pre-established exchange rate, PT's consolidated exposure to the U.S. dollar amounted to a negative US$8 million as of December 31, 2002.

        On December 6, 2001, we issued €550 million in exchangeable bonds. These bonds carry an interest rate of 2% per annum and mature in December 2006. They may be converted into an aggregate of 44,360,205 of Portugal Telecom's ordinary shares at a price of €12.40 per share.

        In June 2000, we entered into a US$1.8 billion one-year multicurrency revolving credit facility. The facility is renewable at our option. In February 2001, we refinanced the outstanding €614 million of the facility with the €1 billion notes, referred to above, that we issued in February 2001.

        In July 2001, we entered into a syndicated loan that amounted to €510 million. This loan matures in three years and carries a floating interest rate of 0.45% over the Euro interbank offered rate (linked to our long-term public credit ratings). The proceeds from this loan and from the bonds issued under our global medium term note program, were used to restructure the debt of Telesp Celular and Global Telecom by:

  •
  buying €710 million and €100 million floating rate notes, both issued by Global Telecom and maturing in three years, which were repaid by Global Telecom in 2002;

  •
  subscribing for a Telesp Celular international syndicated loans in the amount of US$200 million and €44.6 million;

  •
  subscribing for US$120 million of commercial paper issued by Telesp Celular; and

  •
  buying a floating rate note, maturing in three years, that was issued by TCP to replace commercial paper in the amount of R$900 million maturing in late November, which had been used by TCP to acquire Global Telecom equity.

        During 2002, we bought back a portion of our own global medium term notes and exchangeable bonds. As of December 31, 2002 our short term investments include the following short debt instruments:

Notional amount
(millions of €)
Exchangeable Bonds
Maturity June 7, 2004	58.5
Maturity December 6, 2006	59.5
Global Medium Term Notes
Maturity April 7, 2009	120.5
Maturity February 21, 2006	100.5
Maturity February 16, 2005	15.0

Total	354.0

        We, TMN and Lusomundo have in place domestic commercial paper programs totaling €965 million, under which, as of December 31, 2002, there was indebtedness of €587 million outstanding. Except for TMN's indebtedness under this program and indebtedness of TCP, our indebtedness is substantially incurred at the group level and not by individual operating companies.

        Covenants.    The syndicated loan amounting to €510 million and certain EIB loans totaling €772 million contain certain covenants with which we are in full compliance as of the date of this document. At that date the main covenants are as follows:

  •
  Credit rating.    If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must ensure that, from that date onwards, consolidated net debt does not exceed 3.25 times consolidated EBITDA.

  •
  Control of subsidiaries.    Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Gearing.    Portugal Telecom shall not, and shall procure that no subsidiary shall, make any acquisition or investment or enter into any demerger, merger or reconstruction which would result in the gearing ratio (net debt divided by the sum of net debt and shareholders' equity) exceeding 66% for a period of more than three months.

  •
  Disposals.    There are some restrictions on the disposal of assets (over €850,000,000 and/or 10% of the total net fixed assets of Portugal Telecom and/or PT Comunicações) without the prior written consent of the Lenders.

        In addition, as of December 31, 2002, the Global Medium Term Notes and the Exchangeable Bonds included certain restrictions on the granting of pledges over Portugal Telecom's consolidated assets in order to secure any loan or obligation to third parties.

        Equity Sales.    In December 2000, in connection with a global offering of our ordinary shares, we issued and sold 156,750,000 of our ordinary shares pursuant to a rights offering. The net proceeds from this share capital increase were €1,443.6 million.

        As the result of the acquisition by PT Multimedia of the remaining 58% interest in ASLE-SGPS, S.A., the parent company of Lusomundo, PT Multimedia incurred a liability of €268.5 million payable to CINVESTE-SGPS, S.A. On June 20, 2001, in exchange for the contribution of such liability to us, CINVESTE acquired 28.5 million of our ordinary shares at a per share price of €9.40 in connection with a share capital increase that was approved by our shareholders on February 5, 2001. PT Multimedia repaid €267.9 million of the liability owed to us with the proceeds from a rights issue conducted in July 2001. We subscribed for our pro rata share of the ordinary shares offered.

Post Retirement Benefits

        The following table shows the amount of net liabilities for post retirement benefits recorded on our balance sheets at December 31, 2000, 2001 and 2002:

	As of December 31,
	2000	2001	2002
	(EUR millions)
Pension liabilities	968.9	1,173.9	590.1
Post retirement health care liabilities	519.1	636.1	471.3

Total liability for post retirement benefits	1,488.0	1,810.0	1,061.4
Deferred costs—post retirement benefits	495.0	761.9	—
Deferred income—post retirement benefits	26.2	23.0	—

Net liability for post retirement benefits	1,019.2	1,071.1	1,061.4

        As of 31 December, 2002 and as permitted by IAS No. 19, we recognized our unfunded post retirement benefits liabilities net of the related deferred cost and income. These deferrals are mainly related to the transition obligation and actuarial losses and gains. In previous years, deferred cost and income related to post retirement benfits were recorded separately in Portugal Telecom's consolidated balance sheet. As a result of this change, intangible assets and deferred income were reduced by €943.1 million and €19.8 million, respectively, and the accrued post retirement liability was reduced by €923.3 million.

        As of December 31, 2002 the projected benefit obligations, or PBO, of the Company's post-retirement benefits, including pensions and health care obligation, computed based on a 6% discount rate and assuming a 3% annual salary increase, amounted to €3,654 million (€3,015 million for pensions and €639 million for health care benefits). Compared to 2001, the PBO increased 2.1% equivalent to €80 million. The Company's post-retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 33,700 employees, with 34% still in service.

        According to the rules of the Instituto de Seguros de Portugal, or ICP, the pension plans for retired staff have to be fully funded, which is the case for the Company's pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, it can currently be funded up until retirement age. The estimated average working life of staff still in service is 16 years.

        In Portugal there is no legislation covering the establishment of funds to cover post retirement health care benefits. PT will only have to pay for these benefits when the health care services are rendered to related employees and a corresponding claim is charged to the Company. Accordingly, there is no requirement to fund these benefits (€639 million) at present.

        The market value of the pension funds amounted to €1,664 million at December 31, 2002, a decrease of €68 million from 2001 resulting basically from the negative performance of pension funds. Accordingly, as of December 31, 2002 we had unfunded post retirement benefits obligations amounting to €1,990 million. The net deferred costs related to post-retirement benefits and accounts payable to the pension fund amounted to €929 million, and the net balance of unfunded obligations and net deferred costs as of December 31, 2002 was €1,061 million as reflected in the Company's balance sheet in accordance with the requirements of IAS No. 19.

Equity

        Our total equity amounted to €3,111.3 million at December 31, 2002, compared with €4,166.8 million at December 31, 2001 and €4,362.1 million at December 31, 2000.

        The decrease in total equity in 2002 basically reflects the effect of currency translation adjustments in the period associated with our investments in Brazil (€1,321.5) as a result of the decline in exchange rate value of the Brazilian Real, the net income for the period (€391.1 million) and the dividend distribution made in May 2002 (€125.4 million).

        The decrease in total equity in 2001 reflects the net loss for the period (€192.6 million) and the effect of currency translation adjustments primarily relating to the Brazilian investments (€270.4 million) and was offset by our 2.3% share capital increase (€267.9 million).

        Our total equity as a percentage of total assets was reduced from 33% at the end of 2000 to 24% at the end of 2001 and to 23% at the end of 2002. Our leverage ratio, calculated as the ratio of net debt to total equity plus net debt, was 46%, 57% and 56% as of the end of 2000, 2001 and 2002, respectively. The increase in this ratio in 2001 was due mainly to the acquisition and refinancing of Global Telecom and the acquisition of Lusomundo.

        We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. Cumulative foreign currency translation adjustments related to investments in Brazil were negative €937.2 million at the end of 2001 as compared with negative €666.9 million at the end of 2000. As of December 31, 2002, cumulative foreign currency transaction adjustments related to investments in Brazil were negative €2,259.2 million. See "Item 3—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations" and "—Liquidity and Capital Resources—Exchange Rate Exposure to the Brazilian Real and U.S. Dollar".

Capital Investment and Research and Development

Capital Investment

        Contractual Obligations and Commercial Commitments.    The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by Period in millions of Euros
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations:
Indebtedness	6,313.5	1,094.4	3,676.3	238.3	1,304.5
Capital lease and Operating leases obligations	110.9	29.1	68.1	13.1	0.6
Unconditional purchase obligations	111.2	108.0	3.2	—	—

Total contractual cash obligations	6,535.6	1,231.5	3,747.6	251.4	1,305.1

        Capital Leases and Operating Leases.    Our capital lease obligations and operating leases relate to the acquisition of fixed assets such as buildings and transportation equipment. These contractual obligations are generally entered into with financial institutions. Capital leases are accounted for as fixed assets and the amount due to the third party is accounted for as a liability. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred. Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

        Unconditional Purchase Obligations.    These obligations arise generally from contractual agreements with our fixed asset suppliers and include all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment. We also entered into certain agreements related to the maintenance of our network. We expect that our operating cash flow will be sufficient to fulfill all of our unconditional purchase commitments.

        Guarantees given to third parties.    As of December 31, 2002, we have given guarantees and comfort letters to third parties as follows (amounts in millions of Euros):

Bank guarantees given to Portuguese courts for outstanding litigation	1.9

Bank guarantees given to other entities:
By PT Comunicações	10.4
By TMN to ANACOM	2.5
By PT Multimédia and subsidiaries	3.1
Other bank guarantees	1.0

17.0

Other guarantees	47.4

Comfort letters	28.0

        As of December 31, 2002, the bank guarantees given by PT Multimedia and its subsidiaries relate mainly to bank loans. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese tax authorities in respect of certain contingencies. See "Item 8—Financial Information—Legal Proceedings".

        Global Telecom has an outstanding loan from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil in an amount of R$336 million as of December 31, 2002. At that date, Global Telecom was not in compliance with certain covenants in the loan agreement, including those relating to the level of indebtedness and capitalization, but BNDES authorized the non-compliance as of that date.

        Portugal Telecom issued a comfort letter to Citibank, S.A. in favor of Global Telecom regarding hedging operations made by Global Telecom in Brazil totaling €299.7 million.

        In October 2000, Medi Telecom entered into medium and long term loans totaling €1,000 million with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

        Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Medi Telecom (Portugal Telecom, through PT Móveis (31.34%), Telefónica Móviles, S.A. (31.34%) and Banque Marrocaine di Commerce Exterior Group (19.14%)) signed a Shareholders Support Deed under which they are committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders' loans) if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of €210 million and ends as soon as Medi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

        Capital expenditures and financial investments.    During the year ended December 31, 2002, we made capital expenditures and financial investments totaling €1,453.6 million including the acquisition of the ownership of the basic network (€348.4 million) and the refinancing and acquisition of the remaining shares of Global Telecom (€232 million).

        The table below sets out our total capital investment for the years 2000, 2001 and 2002, on the basis of full consolidation of TCP, in millions of Euro:

	Year ended December 31,
	2000	2001	2002
Fixed line Businesses (PT Comunicações)	313.2	326.7	576.3
Data and Business Solutions (PT Prime)	358.3	107.3	48.1
Mobile Business—Portugal (TMN)	352.6	283.3	282.7
Mobile Business—Brazil (TCP)	1,447.5	1,767.1	319.3
Multimedia Businesses (PT Multimedia)	941.5	1,197.8	137.3
Other Businesses	251.9	154.5	89.9

Total	3,665.0	3,836.7	1,453.6

Capital Expenditures

        From January 1, 2003 through March 31, 2003, we made capital expenditures totaling €121.9 million, primarily relating to the mobile businesses in Portugal and Brazil. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill for the years 2000, 2001 and 2002 on the basis of full consolidation of TCP in millions of Euro:

	Year ended December 31,
	2000	2001	2002
Wireline Business (PT Comunicações)	311.8	326.7	576.3
Data and Business Solutions (PT Prime)	68.1	66.7	40.9
Mobile Business—Portugal (TMN)	352.6	283.3	282.7
Mobile Business—Brazil (TCP)	431.9	457.9	88.2
Multimedia Businesses (PT Multimedia)	103.8	143.5	84.8
Other Businesses	79.1	38.1	51.5

Total	1,347.3	1,316.2	1,124.4

        Capital expenditures reached €1,124.3million in 2002, primarily as a result of the significant decrease in capital expenditures in our mobile business in Brazil, which was offset by the acquisition of the ownership of the basic network in Portugal amounting to €348 million.

Financial Investments

        The table below sets forth our financial investment, including goodwill, on the basis of full consolidation of TCP, for the years 2000, 2001 and 2002 in millions of Euro:

	Year ended December 31,
	2000	2001	2002
Wireline Business (PT Comunicações)	1.4	—	—
Data and Business Solutions (PT Prime)	290.3	40.6	7.2
Mobile Business—Portugal (TMN)	0.0	—	—
Mobile Business—Brazil (TCP)	1,015.4	1,309.3	232.0
Multimedia Businesses (PT Multimedia)	837.7	1,054.3	52.5
Other Businesses	172.8	116.4	37.5

Total	2,317.6	2,520.6	329.2

        As a result of prudent management of our cash flows and in light of market conditions, the level of our financial investment in 2002 was considerably lower than in 2001 and 2000. Our investment in financial assets (including goodwill) in 2002 amounted to €329 million compared to €2,520.6 million in 2001 and €2,317.6 million in 2000. Investment in financial assets in 2002 related mainly to the refinancing of Global Telecom (€153 million) and the acquisition by TCP of the remaining stake in Global Telecom (€79 million).

Acquisitions and Divestitures of Companies

        2002.    Set forth below are the main changes that occurred during the year ended December 31, 2002 to our interests in the companies consolidated in our financial statements.

Acquisitions

  •
  On April 12, PT Multimedia increased its interest in PTM.com to 100% of its share capital through a public tender offer for the remaining shares held by minority shareholders; PT Multimedia acquired 4,186,593 shares of PTM.com for a total consideration of €8.1 million.

  •
  On June 30, Lusomundo Serviços subscribed for one quota of the capital of Vasp representing 33.33% of its quota capital. The total cost of this acquisition was €3.5 million.

  •
  In the last quarter, PT Sistemas de Informação acquired 15% of the share capital of Megamédia from BES for €1,287,900 and the remaining 21.39% from Megamédia's other shareholders for €1.3 million.

  •
  During the second half, Portugal Telecom acquired 2.4% of the share capital of PT Multimedia in stock market transactions, totaling €27.6 million. As of December 31, 2002 Portugal Telecom held 88,617,454 PT Multimedia shares, which corresponds to 56.48% of its share capital.

  •
  On December 27, after obtaining the approval from ANATEL, TCP acquired the controlling position in the holding companies that controlled Global Telecom. This transaction corresponded to an indirect acquisition of 17% of Global Telecom's share capital, which is now fully owned by TCP. The total consideration paid for this acquisition was €79 million.

Capital increases

  •
  On July 1, BUS - Serviços de Telecomunicações, S.A. changed its name to PrimeSys-Soluções Empresariais, S.A. In December 2002 this company increased its share capital from R$43,112,840 to R$109,438,121.

  •
  During the second half, Medi Telecom increased its share capital from 6,500,000,000 Moroccan Dirhams, or "MAD", to MAD 8,333,837,600, paid and subscribed for by the shareholders; as a result of this capital increase, PT Ventures (formerly PT Internacional) increased its ownership of Medi Telecom to 31.34%. The total amount paid for this capital increase was €17.1 million.

  •
  On September 9, TCP concluded a capital increase. Portugal Telecom subscribed for 76.6% of the issued shares, and subsequently sold 172,016,089 thousand shares to Telefónica Móviles, S.A., representing 14.68% of the share capital of TCP. After this operation Portugal Telecom increased its ownership in TCP from 41.23% to 50.44%.

Sales

  •
  PT Prime SGPS sold 6,500,000 shares of Telefónica for a total consideration of €181.7 million.

  •
  PT Ventures sold 16.4% of Mascom for a total consideration of €2.2 million.

  •
  In June, Lusomundo Serviços sold its 100% investment in Deltapress to Vasp for a total consideration of €3.2 million.

        2001.    Set forth below are the main changes that occurred during the year ended December 31, 2001 to our interests in the companies consolidated in our financial statements.

Acquisitions

  •
  In February and June, TCP acquired 49% of the ordinary voting shares and 100% of the preferred shares of the holding companies "Daini", "Globaltelecom" and "Inepar", corresponding to 83% of the share capital of each of the companies, which together had a majority interest in Global Telecom. The total consideration paid for this acquisition was R$915 million.

  •
  Portugal Telecom acquired 3,653,645 shares of PT Multimedia for €192.3 million.

  •
  On March 26, PT Multimedia entered into a definitive purchase and sale agreement with the remaining shareholders of Asle (which owns 99.96% of the voting capital of Lusomundo) to acquire their shares corresponding to 58.04% of the share capital of Asle. The total cost of this acquisition was €272.3 million.

Capital increases

  •
  During the second half, PrimeSys increased its share capital from R$50,000 to R$574,799,023 subscribed for by PT Prime SGPS.

  •
  On August 10, PT Multimedia increased its share capital by €21,161,800 through the issuance of 42,323,600 new shares, with a share premium of €8.18 per share.

Sales

  •
  PT Finance BV sold 53,365,764 shares of PTM.com for a total consideration of €215.5 million.

  •
  PT Prime SGPS sold 17,389,800 shares in Telefónica for a total consideration of €158.9 million.

Other operations

  •
  PT Multimedia conducted a public exchange offer of shares of PTM.com, which was completed on December 3. After this operation, PT Multimedia increased its ownership in PTM.com to 98.76% of its share capital and the ownership of Portugal Telecom in PT Multimedia was diluted from 63.10% to 54.05% of its share capital.

        2000.    Set forth below are the main changes that occurred during the year ended December 31, 2000 to our interests in the companies consolidated in our financial statements.

Acquisitions

  •
  We strengthened our position in Telesp Celular and at December 31 had a 41.23% participation in the company (13.92% at December 31, 1999) and 85% of the voting rights. The increase of 27.31% in the participation resulted from the exercise of a forward contract, a public acquisition offer, a capital increase and an exchange agreement.

  •
  In a public tender offer, PT Multimedia, during the period from 10 April to 8 May, acquired 1,886,371 ordinary shares and 4,419,467 preference shares in Lusomundo for a total consideration of €331.3 million. After this acquisition PT Multimedia's ownership in Lusomundo reached 60.05%. However, in accordance with a shareholders' agreement entered into on April 2 between PT Multimedia and the minority shareholders of Lusomundo, Lusomundo's shares were transferred to Asle, a new incorporated company held by PT Multimedia (41.96%) and by these minority shareholders of Lusomundo (58.04%).

  •
  On June 2, Portugal Telecom acquired 75% of the share capital of Megamédia, 40% through PT Prime SGPS and the remaining 35% through PT Investimentos. The total consideration for this acquisition was €3.3 million.

  •
  On August 4, Portugal Telecom acquired 6,000,000 shares of Banco Espírito Santo in its share capital increase from €587,500,000 to €1,000,000,000, which represented 3% of the share capital of the bank. The total consideration for this acquisition was €102 million.

  •
  On December 22, PT Internacional (now renamed PT Ventures) acquired 12,500 shares in Unitel, corresponding to an ownership of 25% in its share capital. The total consideration for this acquisition was €33.4 million.

Capital increases

  •
  PT Multimedia increased its share capital on April 5 by €2,323,600 which was fully subscribed for by Portugal Telecom.

  •
  PTM.com increased its share capital on April 19 from €50,000 to €147,286,142. This share capital increase was fully subscribed for by PT Multimedia.

  •
  PTM.com made a second share capital increase on June 19 of €49,095,376 subscribed for by the shareholders of PT Multimedia (83,662,517 shares, representing 98.84% of PTM.com's share capital increase) and the remaining by PT Multimedia itself (984,683 shares).

  •
  PT Prime increased its share capital on September 29 up to €30,000,000.

Sales

  •
  Portugal Telecom sold 2,142,779 shares in Telefónica for a total consideration of €61.6 million.

  •
  On January 5, Portugal Telecom sold 4% of the share capital of Medi Telecom for a total consideration of €19.5 million, reducing its ownership to 30.5%.

  •
  In February, Portugal Telecom sold 4,647,200 shares of PT Multimedia for a total consideration of €491.4 million.

  •
  In June, PT Multimedia sold 25,500,000 shares of PTM.com to Banco Espírito Santo, Caixa Geral de Depósitos and PPTV—Publicidade de Portugal e Televisão, S.A. for a total consideration of €191.3 million.

  •
  In August, Portugal Telecom sold its financial investment in TBS Participações (corresponding to 23% of its share capital) for a total consideration of €201.5 million.

Other operations

  •
  On July 20, we entered into an agreement with Telefónica for the exchange of our financial investments in SP Telecomunicações Holding S.A. (owner of a controlling position in Telesp Fixa) for Telefónica's minority interest in Portelcom Participações, S.A. (owner of a controlling position in Telesp Celular) plus an amount of US$59.9 million to be paid by Telefónica to us. This contract was consummated on November 27 after approval from ANATEL.

Research and Development

        In 2000, 2001 and 2002, we invested approximately €11.4 million, €27.8 million and €17.4 million, respectively, in research and development. Our research and development programs are focusing on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructures and information systems. See "Item 4—Information on the Company—Our Businesses".

        Since 1998, we have developed narrow and broadband network access solutions for network operators and for large customers and intelligent network solutions and services for fixed and mobile operators. One of our most successful products has been the Next Generation Intelligent Network platform, which uses ISDN lines to connect, together with intelligent network-based services, to customers in both the domestic and international markets.

        We participate in a number of EU research and development programs, including projects in the Information Society Technologies, ACTS and Telematics programs, with Eurescom, a joint venture with our European operators and the SURESCOM Institute. In addition, we work to develop programs in partnership with domestic research and development institutes.

Exchange Rate Exposure to the Brazilian Real and the U.S. Dollar

        The composition of our assets and revenue base expose us to significant exchange rate risk in respect of the Brazilian Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See "—Liquidity and Capital Resources—Equity" above. Additionally, certain of our liabilities are denominated or swapped into U.S. dollars which exposes us to exchange rate risk in respect of the U.S. dollar.

        Currency composition of our assets.    The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2001 and 2002. For further information, see Note 35 to our audited consolidated financial statements included in this Form 20-F.

	As of December 31, 2001		As of December 31, 2002
	(fully consolidating TCP)		(proportionately consolidating Brasilcel)
Consolidated Assets	EUR millions	% of total assets	EUR millions	% of total assets
Euro	11,950	67.8%	10,048	73.2%
Brazilian Real	5,503	31.2%	3,474	25.3%
Other	183	1.0%	204	1.5%

	17,636	100%	13,726	100%

        Currency composition of our indebtedness.    The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2001 and 2002. For further information, see Notes 13 and 35 to our audited consolidated financial statements included in this Form 20-F.

	As of December 31, 2001		As of December 31, 2002
	(fully consolidating TCP)		(proportionately consolidating Brasilcel)
Indebtedness	EUR millions	% of total debt	EUR millions	% of total debt
Euro	6,039	89.5%	5,540	87.8%
Brazilian Real	107	1.6%	619	9.8%
U.S. dollar	565	8.4%	103	1.6%
Other currencies	37	0.5%	52	0.8%

	6,748	100%	6,314	100%

        Taking into account the swap agreements we have entered into, our total indebtedness denominated in U.S. dollars was approximately 4.9% of our total consolidated indebtedness as of December 31, 2002, and our indebtedness denominated in Euro corresponds to approximately 84.5% of our total consolidated indebtedness as of December 31, 2002.

        Exposure to exchange rate risk.    Our Brazilian Real-denominated debt enables us to hedge against exchange rate risk concerning our Brazilian Real-denominated assets. As of December 31, 2002, Brasilcel's consolidated debt (which is either Brazilian Real-denominated or has been swapped into Brazilian Real) represented 9.8% of our total consolidated indebtedness. During the first quarter of 2003, this percentage increased to approximately 12.4%.

        In 1999, debt resulting from the €1 billion notes maturing in 2009 and the €509 million convertible bonds maturing in 2004 was swapped to U.S. dollars because at the time we considered this structure as an effective hedge against our investments in Brazil. As a result, gains and losses due to Euro/U.S. dollar exchange rate fluctuations on these U.S. dollar denominated loans were recorded in the equity caption "Cumulative foreign currency translation adjustments" up to December 31, 2000. As of January 1, 2001 we did not consider these structures to classify as hedge accounting under IAS No. 39 (see Note 2 to our audited consolidated financial statements). Accordingly, all unrealized exchange differences were recorded in earnings starting on January 1, 2001; during 2001 we recorded a net loss of €244.4 million and during 2002 we recorded a gain of €147.9 million as a result of the U.S. dollar devaluation and the unwinding of the final exchange of certain derivative instruments. As of December 31, 2002, Portugal Telecom's exposure to the U.S. dollar, including loans obtained in U.S. dollars and certain derivative contracts entered into by Portugal Telecom, was US$327.2 million.

        For more detailed information as at December 31, 2002 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

        Fluctuations to the Brazilian Real since we began investing in Brazil.    A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. We began investing substantially in Brazil in 1998. Our largest investment has been in TCP. Our investments in TCP increased our economic interest in the company from 13.92% on December 31, 1999, to 41.23% on December 31, 2000 and 2001. As a result of our participation in TCP's rights offering, as of September 2002, our economic interest in TCP was 65.12%. In October 2002, in connection with the formation of the joint venture with Telefónica in Brazil, we reduced our economic interest in TCP to 50.44%. On December 27, 2002 we transferred the rest of our interest in TCP to the joint venture. As of December 31, 2002, our 50% interest in Brasilcel's assets, which includes an economic interest of

65.12% in TCP, 27.70% in Tele Leste Celular Participações, 83.56% in Tele Sudeste Celular Participações and 48.48% in CRT Celular Participações, amounted to €3,113 million, at the year end Euro/Real exchange rate, representing 22.6% of our total consolidated assets. Our investments in Brazil therefore are a substantial part of our assets.

        Given the increase in our investments in Brazil, and the present substantial investment we now hold there, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this "Item 5". In spite of the devaluation, a recession and increases in Brazilian interest rates following such devaluation, Brazil's real GDP increased by 1.5% in 2001 and 1.4% in 2002. Nevertheless, if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. By the end of 2002, the exchange rate between the Euro and the Real was R$3.7124 = €1.00. We cannot be sure that the value of the Real will remain stable. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real". See also "Item 3—Key Information—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations".

Portuguese GAAP Compared with U.S. GAAP

Principal Differences between Portuguese GAAP and U.S. GAAP

        The differences between Portuguese GAAP and U.S. GAAP are as follows:

        Employee benefits.    PT Comunicações, PT-SI and Lusomundo (through its subsidiaries Jornal de Notícias and Diário de Notícias) have defined benefit pension plans covering certain current and former employees. The liability for payment of these benefits has been transferred to four autonomous pension funds. We accounted for these benefits on a basis consistent with Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" ("SFAS 87"), effective January 1, 1993. However, effective January 1, 1997, we adopted a new Portuguese accounting standard (Directive 19—Note 3 g) to our audited consolidated financial statements). The differences between the calculation of pension cost and funded status under Portuguese and U.S. GAAP are as follows:

  (i)
  The transition dates and amounts of transition assets (or obligation) and unrecognized net gains (or losses), which results in the unrecognized obligations being much greater under U.S. GAAP, leading to higher amortization;

  (ii)
  Differences in the timing and calculation of the effects of curtailment costs;

  (iii)
  In the amortization of net gains and losses, the 10% corridor is not used for Portuguese GAAP; and

  (iv)
  The use of the average market value of assets for the last five years to compute the expected return on assets for U.S. GAAP purposes, whereas for Portuguese GAAP the market value of assets at year end is used, which leads to differences in the expected return on assets.

        The net effects of these differences leads to: (i) the recognition of a higher liability in our consolidated balance sheet as of December 31, 2002 under Portuguese GAAP; (ii) the recognition of a higher periodic pension cost under Portuguese GAAP which is a change from previous years and results from the larger unrecognized net losses which are basically within the 10% corridor for U.S. GAAP and are therefore not being amortized at present; and (iii) the recognition of a minimum liability adjustment as a component of U.S. GAAP other comprehensive income, reflecting the unfunded portion of the accumulated benefit obligation, which is currently a significant liability under U.S. GAAP.

        Additionally, PT Comunicações maintains health plans which provide benefits to employees, retirees and eligible relatives. Up to December 31, 1996 the cost of providing these benefits in respect of pre-retired employees, employees who have taken early retirement and retired employees was recognized on a cash basis. Effective January 1, 1997, we adopted a new Portuguese accounting standard (Directive 19—Note 3 h) to our audited consolidated financial statements). For U.S. GAAP purposes, we have adopted Statement of Financial Accounting Standards No. 106, Employer's Accounting for Post Retirement Benefits Other Than Pensions" ("SFAS 106") effective January 1, 1995. The unrecognized transition obligation resulting from the adoption of SFAS 106 is being amortized to income over the estimated service lives of the related employees.

        Revaluation of fixed assets.    In previous years, to reflect the impact of inflation, Portuguese legislation allowed companies to revalue their fixed assets in accordance with applicable official inflation rates. Depreciation of fixed assets is computed on the revalued amounts, with the original acquisition cost and 60% of the additional revaluation increment being deductible for corporate income tax purposes. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

        Additionally, this adjustment includes the amortization of the asset appreciation in Telesp Celular, which originated from the inflation accounting during 1996 and 1997 when Brazil was considered a highly inflationary economy for U.S. GAAP purposes. This amortization was recognised in the net income and shareholders' equity reconciliation between Portuguese and U.S. GAAP.

        Intangible assets and deferred costs.    Under Portuguese GAAP, costs relating to incorporation expenses and research and development may be capitalized as intangible assets and amortized, or deferred to future periods and amortized over the period of time the related benefits are anticipated to be received. Under U.S. GAAP, these costs generally should be expensed in the period in which they are incurred.

        Capitalization of interest.    Under Portuguese GAAP, we do not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each applicable period. Upon completion of the construction of the asset, this amount is included in fixed assets and depreciated over the life of the related assets.

        Accounting for certain investments in debt and equity securities.    Under Portuguese GAAP, investments in debt and equity securities are carried at the lower of cost or market value. Under U.S. GAAP, effective with fiscal years beginning after December 15, 1993, companies are required to adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities that we have a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Under SFAS 115, we would classify our investments in marketable debt and equity securities as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders' equity (other comprehensive income). Unrealized losses that are other than temporary are charged to income. The effect of SFAS 115 is not significant, except in the case of the Banco Espírito Santo and Telefónica shares held by us.

        During the year ended December 31, 2002, we sold a portion of our investment in Telefónica shares. As a result of this transaction, €20,447,839 (net of tax effect) related to the difference between the cost and the market value of these shares was reclassified from other comprehensive income and recorded as a loss on the sale of these shares.

        Legal proceedings with employees.    The Portuguese government committed to assume the costs for resolving current and any future claims relating to the legal proceedings with employees (described in

Note 33 b) to our audited consolidated financial statements) since they related to the period prior to the formation of Portugal Telecom, which would offset in income any related charge for Portuguese GAAP purposes. For U.S. GAAP purposes, amounts paid by the government would be recorded as a direct increase to shareholders equity.

        Provision for re-equipment.    We record as a liability the provision for re-equipment of fixed assets (see Note 18 to our audited consolidated financial statements). Under U.S. GAAP, such liability should be classified as a reduction to net fixed assets.

        Distribution of profits to employees.    Under Portuguese GAAP, it is acceptable under defined circumstances to charge retained earnings for distribution of profits to employees. Under U.S. GAAP such payments are considered a component of payroll expenses, and classified in the income statement depending on the nature of the expense.

        Regulation.    We provide telephone service in Portugal and therefore are subject to the regulatory control of ANACOM. Rates for telephone services are tariff regulated. Although changes in rates for services are authorized and computed based on a rate agreement, there is no fixed rate of return. Accordingly, the requirements of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") related to a business whose rates are regulated on the basis of its actual costs is not applicable to our financial statements, and no regulatory assets has been recorded.

        Provisions for restructuring.    We have recorded in 1997 and 2002 a provision for the Marconi and Lusomundo restructuring related to estimated costs of voluntary severance programs in accordance with Portuguese GAAP. In general, U.S. GAAP requires that agreements be entered into with the employees prior to providing for such amounts. As such, the timing of the recognition of these costs differs between Portuguese GAAP and U.S. GAAP.

        Comprehensive income.    Under U.S. GAAP, effective for fiscal years beginning after December 15, 1997, companies are required to adopt Statement of Financial Accounting Standards No. 130, "Reporting on Comprehensive Income" ("SFAS 130"). Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources; it includes all changes in equity during a period except those resulting from investments by owners. Under Portuguese GAAP, companies are not required to report on comprehensive income.

        Proportional consolidation.    On December 27, 2002, we and Telefónica completed our joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel (the joint venture company). As a result of the impairment of our investment in Telesp Celular (the mobile operator in Brazil previously owned by us) during 2002 the carrying value of the companies contributed to Brasilcel was written down to their estimated fair values. As a result, no gains or losses were recognized under Portuguese GAAP as a result of the contribution. As result of this transaction, Portugal Telecom's consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel's assets and liabilities on the date of the contribution, although our consolidated net income includes the full consolidation of Telesp Celular's results as Telesp Celular was controlled by us during the year ended December 31, 2002 until the date of contribution to the joint venture.

        Accordingly, for purposes of the net income reconciliation between Portugese and U.S. GAAP, we have included 100% of the differences between Portuguese and U.S. GAAP related to Telesp Celular for the year ended December 31, 2002. However, for purposes of the U.S. GAAP reconciliation of shareholders' equity, we have included only the 50% impact of these adjustments related to our investment in companies contributed to Brasilcel.

        For U.S. GAAP purposes, the investment in Brasilcel is accounted for using the equity method of accounting as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Furthermore, U.S. GAAP generally does not allow the recognition of gains or losses on creation of a joint venture. Under U.S. GAAP, our carrying value of our equity investment in Brasilcel consists of the U.S. GAAP-adjusted historical carrying value of the businesses contributed to the joint venture.

        Additionally, PT Multimédia.com Brasil and Lusomundo Serviços own 50% of the share capital of Investnews and Distodo, respectively. As indicated in Note 2 to our audited consolidated financial statements, we decided that the proportional method of consolidation is the most appropriate for these investments in the present circumstances. Under U.S. GAAP, these investments should have been recorded by the equity method. However, the impact of this treatment on our assets and operating revenues for the years ended December 31, 2002, 2001 and 2000 is immaterial.

        Subsidiaries excluded from consolidation.    Under Portuguese GAAP, subsidiaries which are deemed to be immaterial can be excluded from consolidation. Accordingly, we have excluded certain subsidiaries from consolidation as indicated in Exhibit I.2. to the consolidated financial statements. Under U.S. GAAP all investments for which we own greater than 50% of the voting common stock (or otherwise demonstrates control) should be consolidated. The impact of this difference as of December 31, 2002, 2001 and 2000 is immaterial.

        PT Multimedia business combination.    In February 2000 PT Multimedia acquired the total share capital of Zip.net. The acquisition agreement contained an embedded option on shares of PT Multimedia with the vendors of Zip.net to put shares to PT Multimedia or Portugal Telecom. Furthermore, we determined that the embedded option possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument. Under U.S. GAAP, this embedded derivative represents a net written option. Net written options must be recorded at fair value, with changes in fair value recorded through earnings. As of the date of the business combination, the fair value of the net written option was a liability of €32,218,907, and such value was recorded as a component of U.S. GAAP purchase price related to the acquisition of Zip.net. Subsequent to the date of acquisition, this net written option was recorded, for purposes of U.S. GAAP, at fair value, with changes in fair value being reported through earnings. On June 30, 2001, such net written option was exercised and the Company acquired from the vendors of Zip.net the PT Multimedia shares.

        Under Portuguese GAAP, we are not required to record the fair value of a net written option as a component of the purchase price, nor does the net written option need to be subsequently recorded at fair value, with changes in fair value recorded through earnings. Instead, we are only required to record an accounting entry related to the net written option when the put or call option is exercised.

        On the exercise date, we acquired the PT Multimedia shares, for a cash price of €161,683,951. Under Portuguese GAAP, we allocated entirely to goodwill the excess of purchase price over the carrying value of the shares acquired. Under U.S. GAAP the goodwill was recorded based on the fair value of the shares acquired at that date. The difference in the amount of goodwill recorded under U.S. GAAP generated a reduction of the goodwill amortization charge through December 31, 2001. The difference as of December 31, 2001 of the amount of goodwill, net of accumulated depreciation, amounted to €144,554,615. Following the adoption of Statement of Financial Accounting Standards NO. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes (Note 38 q) to our audited consolidated financial statements).

        Revenue recognition.    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB

101 outlines the SEC's views on revenue recognition under U.S. GAAP. SAB 101 provides both general and specific guidance as to the periods in which companies should recognize revenues. In addition, SAB 101 also highlights factors to be considered when determining whether to recognize revenues on a gross or net basis. SAB 101, as amended by SAB 101/A and SAB 101/B, was effective for us beginning the quarter ending December 31, 2000.

        SAB 101 requires us to record revenues from certain transactions in a different manner than under Portuguese GAAP, such as:

  (i)
  Connection Fees: Under Portuguese GAAP, we recognized non-refundable fees charged to customers for initial connection of services at the time that the initial connection was established. Under SAB 101, we are required to defer connection fee revenues and recognize such amounts as income, rateably over the estimated average life of our customers.

    We have estimated the following average lives of customers of our various businesses for which initial fees have been historically charged:

    —Cable / internet access: 5 years

    —Fixed line telephony: 15 years

    —Wireless telephony: 3 years

    The estimated average subscriber lives listed above are based on management's best estimates. Such estimates are subject to revision in the near term, based on changes in customer demographics, the introduction of increased competition into the Portuguese and Brazilian market places, as well as other factors.

    Although we believe that the average subscriber life in relation to its fixed line services is 15 years (based on our dominant position in the industry and geographic trends of Portuguese inhabitants) we only could obtain information related to connection fees charged to customers during the previous seven years from December 31, 2000. Estimations have been made regarding the amount of activation fees charged by us for the eight years prior to the last year for which actual information is available. We believe that these estimates are reasonable but can give no assurance. Activation fees were charged to customers of our wireless telephony services only during 1996. Subsequent to this time, no such activation fees have been charged. The effect of the U.S. GAAP adjustment resulting from this difference is immaterial.

  (ii)
  Prepaid phone cards: For Portuguese GAAP purposes, up to December 31, 2001 we recorded revenues from the sale of prepaid phone cards, at the time that the customer remitted the cash payment for the card. Under SAB 101, we are required to recognize revenues from the sale of prepaid phone cards as the minutes on such cards are used. As of December 31, 2002 for Portuguese GAAP, we changed our method of recording revenue for prepaid phone cards and recorded an extraordinary provision corresponding to the estimated minutes to be used in future periods to determine the amount of income to be deferred. As a result, in the year ended December 31, 2002 there was no longer a difference in net income or in shareholders' equity between Portuguese and U.S. GAAP. For U.S. GAAP purposes, we have classified this provision in the caption "Current liabilities".

  (iii)
  Installation and direct customers acquisition costs. SAB 101 permits installation costs related to the initial connection of a fixed line, as well as direct customer acquisition costs for all customers to be expensed as incurred. We have continued this policy under SAB 101, meaning that there are no differences in accounting for these costs under Portuguese and U.S. GAAP.

  (iv)
  Sales of handsets: Under U.S. GAAP, revenues on sales of handsets along with the related cost of the handsets, are amortized over two years for TMN, our Portuguese mobile operator,

    and three years for Telesp Celular, our Brazilian operator. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of the sale. Our handsets are sold below cost; therefore this difference in accounting policy had no impact on net income (loss) or in shareholder's equity. For U.S. GAAP purposes, amounts related to deferred revenues and deferred costs were recorded in the consolidated balance sheet as of December 31, 2002 to defer revenues on sales of handsets along with the related costs into future periods, as required by SAB 101.

  (v)
  Prepaid handset installment plan in Telesp Celular: Telesp Celular markets certain of its handsets in connection with a prepaid service program that allows for the payment of the handset in installments. A portion of any future purchase of minutes is allocated as an installment payment based on published pricing. Under Portuguese GAAP, we record an amount of future handset revenue under the installment program at the date of sale based on an estimate of future minute purchases. Under U.S. GAAP, this revenue is not recognized until such future purchases are made.

  (vi)
  Value-added and other sales taxes: In the primary financial statements these taxes are recorded as a deduction to operating revenues. Under U.S. GAAP, these taxes are recorded as operating costs. Accordingly, this difference in accounting has no impact on net income (loss) nor on shareholders' equity. The impact of this difference under U.S. GAAP was to increase both operating revenues and operating costs by € 274,248,096 for the year ended December 31, 2002.

  (vii)
  Roaming charges: Telesp Celular has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays us for the service at the applicable rates. Conversely, when one of our customers roams outside the coverage area, we pay the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Portuguese GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor on the reconciliation of shareholders' equity. The impact of this difference under U.S. GAAP was to increase both operating revenues and operating costs by € 113,595,703 for the year ended December 31, 2002.

        Derivative instruments under SFAS 133.    On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. SFAS 133 was effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognized immediately in earnings.

        We have not historically designated our hedging relationships nor assessed hedge effectiveness as required by SFAS 133. As a result, for U.S. GAAP purposes, all derivative instruments are marked to market with related changes in fair value recorded in earnings immediately.

        We adopted SFAS 133 as of January 1, 2001. Due to the adoption of SFAS 133, we recognized in 2001 an after-tax loss of € 141,565,698 in earnings (€ 57,473,264 corresponding to the cumulative effect of a change in accounting principle). In the year ended December 31, 2002, we recorded a gain net of the tax effect amounting to € 51,971,368. This gain was mainly a result of the renegotiation and unwinding of swap contracts, as well as the favorable evolution that occurred in the market, especially in interest rate and in the exchange rate of US dollar/Euro. The adoption also impacted assets and liabilities recorded on the balance sheet.

        Accounting for goodwill—non-amortization and impairment.    In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, this statement further clarifies the criteria for recognizing intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise). Identifiable intangible assets that are not deemed to have an indefinite life should continue to be amortized over their useful lives. We were required to adopt SFAS 141 and SFAS 142 for our fiscal year beginning January 1, 2002.

        Upon adoption, we performed an initial impairment assessment of the carrying values of historical goodwill as required by the transitional provisions of SFAS 142. This transitional impairment test consists of two steps. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been currently acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Our reporting units are generally consistent with the operating segments identified in Note 36 to our audited consolidated financial statements. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For intangible assets subject to amortization, to the extent the fair value of the intangible asset, determined based upon the estimated future cash inflows on a discounted basis attributable to the asset, less estimated future cash outflows on a discounted basis, are less than the carrying amount, an impairment loss is recognized.

        As a result of this initial assessment, we recorded an impairment of approximately € 1,038.9 million related to its investment in Telesp Celular. This impairment amount has been classified as a cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2002.

        During the fourth quarter of 2002, we performed our annual impairment review for goodwill for our media businesses and recorded an additional impairment of €226.2 million (net of minority interest), which is recorded as a component of operating income in the U.S. GAAP reconciliation of net income for the year ended December 31, 2002. This impairment is reflective of the overall decline in estimated market values of the media business in the PT Multimedia segment based on trends in publicity investment. This charge is recorded net of a minority interest of €174.4 million, and includes charges to reduce the carrying value of goodwill of those businesses by €400.6 million.

        For purposes of adopting SFAS 142, our measurement of fair value was based on an evaluation of future discounted cash flows, as well as recently-performed valuation studies. This evaluation utilized the best information available to us, including reasonable and supportable assumptions and projections. Our discounted cash flow evaluation used various discount rates that correspond to the weighted- average cost of capital in the countries and regions in which the underlying businesses operate.

        Prior to our adoption of SFAS 142, goodwill and other intangible assets were amortized over their estimated useful lives, and were tested periodically using an undiscounted cash flows methodology to determine if they were recoverable from expected operating earnings and net cash flows over their useful lives, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and Accounting Principles Board Opinion No. 17 (APB No. 17).

        The impairment charges are non-cash in nature and do not affect our liquidity or result in non-compliance with respect to any debt covenants.

        Substantially all of the intangible assets recorded on our consolidated balance sheet are intangible assets with definite useful lives and consist of telecommunications licenses and operating concessions, which are or will be amortized over the period of the license (Note 3 f) to our audited consolidated financial statements).

        We recorded amortization expense of €58.2 million in 2002 compared to €71.1 in 2001 related to intangible assets. The future amount of intangible assets amortization is expected to vary considerably as acquisitions and disposals occur in the future, and as a result of translation of intangible assets denominated in currencies other than the Euro.

        For Portuguese GAAP, we recorded in our primary financial statements as of December 31, 2001, a provision for impairment, relating to our investment in Telesp Celular Participações. This provision was computed, under Portuguese GAAP, based on the difference between the carrying values of our investments (including goodwill) and a fair value computed under using a discounted cash flow methodology. For U.S. GAAP purposes, up to December 31, 2001 we had been applying the requirements of SFAS 121 for the analysis of impairment issues regarding goodwill generated on the acquisitions of our principal investments. Up to that date, no goodwill or intangible asset impairment was indicated including the intangible assets related to our investment in Telesp Celular Participações. Accordingly, the provision for impairment recorded by us under Portuguese GAAP as of December 31, 2001 was reversed for U.S. GAAP purposes as of that date.

        As of December 31, 2002, under Portuguese GAAP, a remaining unapplied balance of the provision for impairment amounts to €98,815,669, and is intended to cover inherent risks related to potential future impairments in financial investments. For U.S. GAAP purposes all effects of the provision for impairment were reversed.

        Progressive concession amortization.    For Portuguese GAAP purposes, Telesp Celular's concession and Global Telecom's license to operate in the Brazilian telecommunications market are being amortized on a progressive scale based on the expected revenues of each company. For U.S. GAAP purposes we use a linear method of amortization over the period of the license.

        Marconi goodwill.    Under Portuguese GAAP, we recorded the acquisition cost of our purchase of Marconi at a lower amount than would be recorded under U.S. GAAP. As a result, we have a larger amount of goodwill from this acquisition under U.S. GAAP, resulting in additional amortization expense of €103,975 during 2001. From January 1, 2002, for U.S. GAAP purposes, goodwill was no longer amortized, but was subject to annual impairment testing under SFAS 142, as described above.

        Goodwill translation relating to the acquisition of foreign subsidiaries.    Under Portuguese GAAP, goodwill relating to the acquisition of foreign subsidiaries and equity investments are translated in our financial statements using a historical exchange rate. Under U.S. GAAP, such goodwill is translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income.

        Accounting for tax losses carryforwards.    In conjunction with the recognition of the 2001 impairment charge recorded under Portuguese GAAP, we considered the estimated tax benefits related to the impairment, considering the effects of future legal restructuring of the impaired entities. As a result, we considered the estimated tax benefit of €1 billion in determining the amount of the impairment provision. For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") does not allow recognition of future tax losses to be generated in future years. The tax losses related to the impaired entities were generated during 2002. As a result, this difference impacts the timing of the related deferred tax assets between Portuguese and U.S. GAAP.

        Offering expenses.    Under Portuguese GAAP, expenses incurred in connection with capital increase completed by Telesp Celular Participações in 2002 were recorded as net financial expenses. Under U.S. GAAP, costs related to an offering of equity securities should be reported as a reduction of the proceeds of the offering. The U.S. GAAP adjustment represents the reversal of the net financial expenses (Note 2 a) to our audited consolidated financial statements).

        Global Telecom's acquisition.    During the year ended December 31, 2002, TCP and Telesp Celular made an intercompany loan to Global Telecom. On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%) in accordance with a purchase commitment, for cash of R$290.2 million and began to consolidate the holding companies. The total purchase price, considered for U.S. GAAP purposes amounted to R$827.8 million, representing the cash paid plus the minority interest in the intercompany loans held by holding companies immediately prior to the date of acquisition. Considering TCP's direct and indirect interests, TCP now owns 100% of the capital of Global Telecom. On December 30, 2002, R$2,310.9 million of the intercompany loan was capitalized in exchange for additional shares of Global Telecom capital stock.

        The difference between the purchased holding companies' net assets and the purchase price is recorded as goodwill and amortized over 10 years based on the estimated future profitable operations, which are expected to commence in 2005. Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, under SFAS 142, goodwill is not subject to amortization over its estimated useful life, but rather is subject to at least an annual assessment for impairment by applying a fair-value-based test.

        TCP acquired the remaining interest in the holding companies pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the holding companies (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the holding companies. On December 31, 2002, under Portuguese GAAP, TCP recorded a reserve for loss on its investments of R$170.8 million. After the recognition of impairment, the remaining goodwill balance amounted to R$722.7 million. Under U.S. GAAP, an impairment of R$421.4 million was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both Portuguese and U.S. GAAP, the fair value of the holding companies was estimated based on an independent valuation made by an independent entity.

  Other adjustments related to Telesp Celular.

  (i)
  Present value of long term receivables: Telesp Celular has certain accounts receivable with terms in excess of one year. Under Portuguese GAAP, these investments were not discounted. In accordance with U.S. GAAP, such receivables are discounted to their estimated present values using interest rates in effect at the date of the transactions. The discount is then amortized to revenue over the remaining term using the effective interest method. The related unamortized discount is shown as a reconciling item for U.S. GAAP purposes.

  (ii)
  Deferred Social Contribution calculated using enacted law instead of provisional measure: For Portuguese GAAP purposes, deferred taxes related to TCP have been calculated using a rate of 9% in 2001 based on anticipated tax rates in Brazil. Under U.S. GAAP, all deferred taxes must be measured at enacted tax rates. Therefore, the reconciliation to U.S. GAAP includes an adjustment to reduce the rate to the enacted social contribution income rate from 9% to 8%.

  (iii)
  Leases: Telesp Celular has leased certain computer hardware and software under non-cancelable lease. In the primary financial statements the lease was recorded as operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS 13"). Under SFAS 13, we are required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease period. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest using the effective interest method. The difference between the total expense for U.S. GAAP purposes and Portuguese GAAP purposes has been reflected in the net income reconciliation.

  (iv)
  Pension and other post-retirement benefits: Telesp Celular participates in a multiemployer benefit plan for its retired employees that is operated and administered by SISTEL and provides for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For active employees, a single employer plan has been accounted for since 1998. The provisions of SFAS 87 were applied for these plans beginning January 1, 1992 because it was not feasible to retroactively apply them from the effective date required by SFAS 87.

        For U.S. GAAP purposes, we are only required to disclose our annual contributions and the funded status related to multiemployer plans. Contributions to these multiemployer plans are expensed as incurred. For Portuguese GAAP purposes, Telesp Celular elected to record its allocable share of actuarial liabilities with respect to its participation in multiemployer plans in accordance with CVM No. 371 as of December 31, 2001 by way of a direct charge to shareholders' equity of approximately R$0.61 million, net of taxes. The multiemployer plan liability is reflected as an adjustment to U.S. GAAP shareholders' equity, as such liabilities are not recorded.

        Under U.S. GAAP, the liability to be recorded for single employer plans has been determined using actuarial calculations developed by outside actuarial experts. The actuarial calculations made in accordance with SFAS 87 differ in certain respects from actuarial calculations made under Brazilian GAAP. The U.S. GAAP liability exceeded the Brazilian GAAP estimated liability by R$2.9 million and R$2.5 million as of December 31, 2001 and 2002, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability.

        Substantially all the active employees have elected to migrate to a company sponsored defined contribution pension plan created in 2000. Those who have migrated have been credited individually with the balance of accumulated benefits as of the date of migration. As a result, a settlement and curtailment of the defined benefit pension plan occurred, as defined in SFAS 88. In addition, Telesp Celular is liable for certain contributions for certain risks involving death or disability. For the year ended December 31, 2001, Telesp Celular recorded this liability as a direct charge to shareholders' equity amounting to R$0.4 million. Under U.S. GAAP such liability was recorded with a corresponding charge to operating expenses.

        Restatement of financial statements as of December 31, 2001 and 2000.    Prior to 2001, for Portuguese GAAP and U.S. GAAP, the goodwill relating to the acquisition of foreign subsidiaries and equity investments were translated in our financial statements using a historical exchange rate. In addition, the minimum liability adjustment related with the unfunded portion of the accumulated benefit obligation was not recorded as a component of other comprehensive income. Under U.S. GAAP, such goodwill is translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income as well as the minimum liability adjustment. Amounts reported in 2001 and 2000 have been restated for U.S. GAAP purposes. The impact of this restatement was to decrease the shareholders' equity as of December 31, 2001 and 2000 by €402.1 million and €153.8 million, respectively, as compared to amounts previously reported under U.S. GAAP (See Notes 38 a) and t) to our audited consolidated financial statements).

Reconciliation of Net Income and Shareholders' Equity

        The following table sets forth our net income and shareholders' equity for the years ended December 31, 2000, 2001 and 2002 in Portuguese GAAP, along with approximate amounts in accordance with U.S. GAAP. See Note 39 to our audited consolidated financial statements for the significant adjustments to net income and shareholders' equity which would be required if U.S. GAAP had been applied instead of Portuguese GAAP in our consolidated financial statements.

	Year ended December 31,
	2002	2001	2000
	(EUR millions)	(EUR millions)	(EUR millions)
Net Income (Loss)
Portuguese GAAP	391.1	(192.6)	540.3
U.S. GAAP before change in accounting principles SAB 101 in 2000, SFAS 133 in 2001 and SFAS 142 in 2002 as restated	1,315.3	208.1	66.8
U.S. GAAP after change in accounting principles SAB 101 in 2000, SFAS 133 in 2001 and SFAS 142 in 2002 as restated	276.4	150.6	(59.8)
Shareholders' Equity
Portuguese GAAP	3,111.3	4,166.8	4,362.1
U.S. GAAP as restated	2,343.7	3,736.5	4,191.8

New U.S. GAAP Accounting Pronouncements

  SFAS No. 143—"Accounting for Asset Retirement Obligations"

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. Under SFAS 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 will become effective for us beginning January 1, 2003. We do not anticipate the adoption of SFAS 143 will have a material impact on our results of operations or our financial position.

  SFAS No. 144—"Accounting for the Impairment or Disposal of Long-Lived Assets"

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes SFAS 121 but retains SFAS 121 requirements for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" ("APB 30") for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale". SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. The adoption of SFAS 144 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

  SFAS No. 145—"Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

        In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations and financial position. However, we do not believe that the adoption of SFAS No. 145 will have a material impact on our financial position, cash flows or results of operations.

  SFAS No. 146—"Accounting for Costs Associated with Exit or Disposal Activities"

        In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. In addition, SFAS 146 sets forth certain requirements related to employee termination costs which may cause such costs to be recognized ratably over the remaining employee service period. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS 146 apply prospectively to activities initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

  SFAS No. 148—"Accounting for Stock-Based Compensation—Transition and Disclosure"

        In December 31, 2002, the FASB announced the issuance of SFAS 148 "Stock-Based Compensation—Transition and Disclosure" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The modified prospective method requires the recognition of stock-based compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Refer to Note 40 g) of our audited consolidated financial statements for disclosures related to stock-based compensation. We intend to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

  SFAS No. 149—"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

        In April 2003 the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 includes amendments related to decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

        The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003.

  SFAS No. 150—"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity, and requires financial instruments within the scope of SFAS 150 to be classified as liabilities in statements of financial position. SFAS 150 affects the accounting for three types of freestanding financial instruments, including mandatorily redeemable shares (in which the issuer is obligated to buy back its shares in exchange for cash or other assets); other instruments that may require the issuer to buy back some of its shares in exchange for cash or other assets (including put options and forward purchase contracts); and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or with a value that varies inversely with the value of the issuers' shares.

        Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are still studying SFAS 150, and have not yet determined what impact, if any, SFAS 150 may have on our financial position.

  FIN No. 45—"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are currently evaluating the impact of FIN No. 45 on our financial statements.

  FIN No. 46—"Consolidation of Variable Interest Entities"

        In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), an interpretation of ARB 51. As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, FIN No. 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary's consolidated financial statements. FIN No. 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired or established by us before February 1, 2003, FIN No. 46 becomes applicable beginning on January 1, 2004.

  EITF 00-21 Revenue Arrangements with Multiple Deliverables

        At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

        The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

        The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, Accounting Changes. We are currently evaluating the impact of EITF 00-21 in our financial statements, specifically including our treatment of revenue from handset sales under U.S. GAAP. We currently cannot reasonably estimate the impact of adopting the new rule.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of Portugal Telecom is responsible for its management and affairs. Portugal Telecom's officers are either in charge of our various business and administrative departments and report directly to the Board of Directors or are in charge of Portugal Telecom's subsidiaries. The Statutory Audit Board examines Portugal Telecom's accounts on at least a monthly basis and issues opinions on its budget, inventory and annual accounts.

        Portugal Telecom's articles of association provide for a Board of Directors consisting of any odd number of 15 to 23 directors, including the Chairman. The directors are elected by a majority of the votes cast at the annual shareholders meeting following the expiration of their term. In addition, a majority of votes cast by holders of A shares is required to elect one third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of Portugal Telecom's share capital, has the right to elect a director to substitute for the director previously elected by the fewest number of votes. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

        A quorum for a meeting of the Board of Directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the Board of Directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

        The articles of association provide for an Executive Committee of the Board to which the Board of Directors can delegate the management of Portugal Telecom's affairs and the monitoring of the daily operation of Portugal Telecom's activities. However, the Board of Directors remains responsible for Portugal Telecom's overall management and operations. The Executive Committee may be comprised of five or seven directors selected by a majority of the Board of Directors. Pursuant to an amendment to the articles of association approved at the general meeting of shareholders on April 23, 2002, the office of Chairman of the Board and President of the Executive Committee are no longer required to be filled by the same individual. From among the directors elected with the approval of a majority of holders of A shares, at least one or two must be appointed to the Executive Committee (depending on whether the Executive Committee is composed of five or seven directors). The vote of a majority of the members of the Executive Committee is necessary for the taking of an action by the Executive Committee. All members have equal voting rights, and the Chairman has the deciding vote in the event of a tie.

Board of Directors and the Executive Committee

        Portugal Telecom's Board of Directors currently consists of twenty three directors, and the Executive Committee is currently composed of five directors. The names of current members of Portugal Telecom's Board of Directors, their principal past affiliations and certain other information are set forth below.

        The following directors are also members of the Executive Committee:

        Miguel António Igrejas Horta e Costa.    First elected 1995. Chief Executive Officer since May 28, 2002. Term expires December 31, 2005. Aged 54. Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of PT Móveis,

SGPS, S.A. and TMN—Telecomunicações Móveis Nacionais, S.A. since June 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 until May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 until June 22, 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 until November 2000; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 until November 2000; Member of the Board of Directors of Telesp, S.A. from 1998 until November 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chief Executive Officer of Portugal Telecom Internacional, SGPS, S.A. from 1998 until 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 until 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 until 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 until 1995; Non-executive member of the Board of Directors of Portugália-Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 until 1994; Non-executive Member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman and member of the Board of Directors of SIBS-Sociedade Interbancária de Serviços, S.A. from 1991 until 1995; Chairman of the Board of Directors of Euroges-Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 until 1992; Vice-Chairman of Associação Industrial Portuguesa from 1990 until 1994; Secretary of State for Foreign Trade from 1987 until 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 until 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 until 1984; Director-General of CTT from 1981 until 1982.

        Zeinal Abedin Mahomed Bava.    First elected 2000. Term expires December 31, 2005. Aged 37. Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.

        Carlos Manuel de Lucena e Vasconcellos Cruz.    First elected 2002. Term expires December 31, 2005. Aged 45. Chief Executive Officer of PT Comunicações, S.A. since May 2002; Chief Executive Officer of PT Prime, SGPS, S.A. since 2002; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. since 2002; Chief Executive Officer of PTM.com, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the

Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. since June 2002; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A., since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice president of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of "European Customer Service group" of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983.

        Iriarte José Araújo Esteves.    First elected 2000. Term expires December 31, 2005. Aged 53. Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. since 1998; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director-General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982.

        Paulo Jorge da Costa Gonçalves Fernandes.    First elected 2000. Term expires December 31, 2005. Aged 37. Chief Executive Officer of PT Sistemas de Informação, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since December 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since

2003; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A. since 2000; Partner of McKinsey & Company from 1997 until 2000; Member of McKinsey & Company's Leadership World Groups for the areas of telecommunications and transportation from 1997 to 2000; Senior Advisor of McKinsey & Company from 1991 until 2000; Partner and Manager of Spades, Lda from 1990 to 1991.

        The following directors are not members of the Executive Committee:

        Ernâni Rodrigues Lopes.    First elected 2003, as Chairman. Term expires December 31, 2005. Aged 60. Ambassador of Portugal in Bonn from 1975 until 1979; Ambassador of Portugal in Brussels near CEE from 1979 until 1983; Minister of Finance from 1983 until 1985; Member of the Consultive Counsil of Bank of Portugal since 1997; Member of the Consultive Counsil of Instituto de Crédito Público since 1997; Member of the European Convention in representation of Portugal since 2002; Chairman of Board of Bio 21, from 1995 until 2001; President of the General Assembly of Gestifer, SGPS, S.A since 1997; President of the General Assembly of Morate—Sociedade de Investimentos Imobiliários, S.A since 1989; President of the General Assembly of Lusotur Sociedade Financeira de Turismo, S.A from 1991 until 1998; President of the General Assembly of Inogi—Inovação Imobiliária, Gestão e Invetimento, S.A since 1989; President of the General Assembly of Socifa—Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 until 1991; Member of the General Board of Telecel from 1991 until 1994; Member of the General Board of Espírito Santo Group since 1996; Member of the Board of Directors of Espírito Santo Resources Ltd since 1990; Vice-President of the Board of Directors of ESPART—Participações Financeiras, SGPS, S.A. from 1990 until 1992; Chairman of the Board of Directors of Escopar—Sociedade Gestora de Participações Sociais, S.A. since 1995; Chairman of the Board of Directors of Espírito Santo Irmãos—Sociedade Gestora de Participações Sociais, S.A. since 1994; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) since 1994; Chairman of the Board of Directors of GESTRES—Gestão Estratéegica Espírito Santo, S.A. since 1990; Chairman of the Board of Directors of SFIR—Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 until 1995; Chairman of the Board of Directors of Alcatel—Portugal, Sistemas de Comunicação, S.A. from 1988 until 1995; Chairman of the Board of Directors of CPR—Companhia Portuguesa de Rating, S.A. since 1996.

        Joaquim Aníbal Freixial de Goes.    First elected 2000. Term expires December 31, 2005. Aged 36. Member of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant of Roland Berger & Partner from 1989 until 1992.

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Term expires December 31, 2005. Aged 59. Chief Executive Officer of Lusomundo Media, SGPS, S.A. since 2002; Chief Executive Officer of Diário de Notícias since 2002; Chief Executive Officer of Jornal de Notícias since 2002; Chief Executive Officer of TSF since 2002; Chief Executive Officer of Jornal do Fundão since 2002; Chief Executive Officer of Açoreana Ocidental since 2002; Chief Executive Officer of DN da Madeira since 2002; Chairman of the Board of Directors of Aleluia- Cerâmica Comercio e Indústria S.A since 2001; Member of the Board of Directors of Parfil SGPS S.A. since 2001; Member of the Strategic Counsil of Banco Finantia since 2001; Member of the Board of Directors of PT Multimedia—Serviços de

Telecomunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar—Mármores e Granitos S.A since 1999; Chairman of Marmetal—Mármores e Materiais de Construção S.A. since 1999; Member of the Board of the Board of Directors of Fundação Eugénio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor-Mármores e Cerâmicas de Portugal S.A during 1990; Charmain of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chaiman of Fundação Eugénio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Eléctrica during 1981; Ambassador of Portugal near O.C.D.E and Chief of the Civil House of the President of Portugal from 1976 until 1979.

        Carlos Alberto de Oliveira Cruz.    First elected 2002. Term expires December 31, 2005. Aged 62. Member of the Board of Directors of Gerbanca, SGPS, S.A. since March 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. since 2001; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. since 2000; Vice-Chairman of Board of Directors of Caixa-Banco de Investimento, S.A. since 2000; Member of the Board of Directors of Unibanco Holdings, S.A. since 2000; Member of the Board of Directors of Banco de Portugal from 1996 until 2000; Representative of Banco de Portugal at Economic Policy Committee from 1996 until 1998; Member of the Board of Directors of Imoleasing from 1989 until 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 until 1989; Head of International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 until 1983; Member of the Board of Directors of the Portuguese Electricity Company from 1977 until 1982; Secretary of State for Economic Coordination from 1976 until 1977; Delegate to OECD Economic Policy Committee from 1973 until 1975.

        Jorge Humberto Correia Tomé.    First elected 2002. Term expires December 31, 2005. Aged 49. Chief Executive Officer of Caixa—Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa—Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa gestão de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of SULPEDIP / PME Investimentos from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1985 until 1989; Senior Auditor with Coopers & Lybrand from 1980 until 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies) from 1979 until 1980.

        Fernando Maria Costa Duarte Ulrich.    First elected 1998. Term expires December 31, 2005. Aged 51. Member of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of SIC since 2000; Member of the Board of Directors of Impresa since 2000; Member of the Board of Directors of Allianz Portugal since 1999; Vice-Chairman of the Board of Directors of BPI-SGPS from 1999 until 2002; Vice-Chairman of the Board of Directors of Banco BPI, S.A. since 1998; Chief Executive Officer of BPI Pensões, S.A. since 1995; Chief Executive Officer of BPI Vida, S.A. since 1991; Chief Executive Officer of BPI Fundos, S.A. since 1990; Vice-Chairman of the Board of Directors of Banco Português de Investimento, S.A.since 1989; Vice-Chairman of the Board of Directors of Banco de Fomento & Exterior, SA from 1996 until 1998; Vice-Chairman of the Board of Directors of Banco Borges & Irmão, SA from 1996 until 1998; Executive Director of Banco Fonsecas & Burnay from 1991 until 1996; Vice-Chairman of the Board of Directors of Banco Fonsecas & Burnay, SA from 1988 until 1996; Executive Director of BPI-Banco Português de Investimento, SA from 1985 until 1989; Deputy Manager of SPI-Sociedade

Portuguesa de Investimentos from 1983 until 1985; Chief of the Cabinet of the Minister of Finance from 1981 until 1983; Member of the Secretariat for the External Economic Cooperation of the Ministry of Foreign Affairs from 1979 until 1980; Portuguese Delegation to the OECD, from 1975 until 1979; Head of the Financial Markets Unit of the weekly newspaper "Expresso" from 1973 until 1974.

        Fernando Abril-Martorell.    First elected 2001. Term expires December 31, 2005. Aged 41. Member of the Board of Directors of Telecomunicações de São Paulo—Telesp since 2001; Chief Operating Officer of Telefónica S.A. since 2000; Chief Executive Officer of Telefónica Publicidad e Información from 1999 until 2000; Chief Financial Officer of Telefónica, S.A. from 1997 until 1999; Director-General of Corporate Finance of Telefónica Publicidad e Información from 1997 until 1999; Head of Treasury Department of JP Morgan from 1987 until 1997.

        António Pedro de Carvalho Viana Baptista.    First elected 2000. Term expires December 31, 2005. Aged 45. Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of Telefónica de Argentina, S.A. since 2003, Chairman of the Board of Directors of Telefónica Móviles España, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Chief Executive Officer of Telefónica Móviles, S.A. since 2002; Member of the Board of Directors of Telesp, S.A. since 2001; Supervisory Board Director of Emergia Holding N.V. since 2000; Member of the Board of Directors of Telefónica de España, S.A. since December 2000; Member of the Board of Directors of Telefónica, S.A. since 2000; Member of Patronato of Fundación Telefónica since 1999; Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998; Member of the Board of Directors of Telefónica Perú Holding since 1998; Member of the Board of Directors of CTC Chile since 1998; Member of the Board of Directors of Telefónica Internacional, S.A. since 1998; Member of the Board of Directors of BPI from 1991 to 1996; Principal partner of McKinsey & Company from 1985 to 1991 (Madrid/Lisbon office).

        Israel Vainboim.    First elected 2001. Term expires December 31, 2005. Aged 59. Member of the Board of Directors of Unibanco Holdings, SA since 1969; Member of the Board of Directors of Unibanco AIG Seguros, since 1969; Chairman of the Board of Directors of Itaparica, SA since 1969; Vice-Chairman of the Board of Directors of Unibanco Leasing since 1969;

        Luís Augusto da Silva.    First elected 2001. Term expires December 31, 2005. Aged 71. Chief Executive Officer of LSMS, Investimentos, SGPS, S.A. since 2003; Chief Executive Officer of ISRARBER, SGPS, S.A. since 2002; General Manager of LAS, Investimentos, SGPS, S.A. since 2002; General Manager of Bordalo Silva—Investimentos, SGPS, S.A. since 2002; General Manager of MPBS—Imobiliária, S.A. since 2001; Chief Executive Officer of Cinveste, SGPS, S.A. since 2001; Chief Executive Officer of Lusomundo from 1967 until 2001.

        Patrick Monteiro de Barros.    First elected 2002. Term expires December 31, 2005. Aged 58. Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 until 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 until 2000; Member of the Board of Directors of Espírito Santo Financial Group since 1992; Member of the Board of Directors of Vodafone Telecel from 1992 until 1998; Member of the Board of Directors of Petrocontrol from 1991 until 2000; Chairman and Chief Executive Officer of Argus Resources Ltd. Since 1988; President and Chief Executive Officer of Sigmoil Resources from 1985 until 1988; Senior Vice President of Philipp Brothers from 1985 until 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 until 1975; General manager Supply of Sociedade Nacional de Petróleos (SONAP) from 1967 until 1971; Chairman of Fundação Monteiro de Barros since 1966.

        Jorge Maria Bleck.    First elected 2002. Term expires December 31, 2005. Aged 49. Chairman of the General Shareholders' Meeting of Crédito Predial Português since 2000; Vice-Chairman of the General Shareholders' Meeting of Banco Santander de Negócios Portugal, S.A since 2000; Vice-Chairman of the General Shareholders' Meeting of Banco Santander, S.A since 1999; Member of the Board of Directors of Foggia SGPS, S.A. since 2000.

        Carlos Manuel de Almeida Blanco de Morais.    First elected 2003. Term expires December 31, 2005. Aged 45. Professor of the of Lisbon University of Law since 1997; Member of the Board of Fundação D. Pedro IV since 1995; Principal Legal Adviser of the Legal Center near the Portuguese Government since 1993.

        João Manuel de Mello Franco.    First elected 1998. Term expires December 31, 2005. Aged 56. Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária since 2002; Chairman of the Board of Directors of José de Mello Residências e Serviços since 2001; Chairman of the Board of Directors of Imopólis (SGFII) since 2001; Chairman of the Board of Directors of Engimais since 2001; Member of the Board of Directors of International Shipowners Reinsurance Co since 1998; Member of our Superior Board from 1996 until 1997; Chairman of the Board of Directors of Soponata-Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN-Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP-Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC-Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Gerald S. McGowan.    First elected 2003. Term expires December 31, 2005. Aged 56. Ambassador of US to Portugal from 1997 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority in 2002; Member of Board of Directors of Cellular Telecomunications Industry Association from 1990 untill 1998.

        Peter Eugene Golob.    First elected 2003. Term expires December 31, 2005. Aged 46. Head of the Merrill Lynch Global Communications Group for Europe from 1998 until 2001; Head of the Telecoms Media Technology Team and Investment Banking Opearting Committee of Deutsche Morgan Grenfell from 1995 until 1998; Head of the Telecoms Industry Investment Banking of S.G.Warburg from 1992 until 1995.

        Nuno João Francisco Soares de Oliveira Silvério Marques.    First elected 2003. Term expires December 31, 2005. Aged 47. Partner of Fundaments from 2000 until 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 until 2000; Member of the Board of Directors of Telechamada S.A from 1994 until 1995; Member of the Board of Directors of Quimigal from 1988 until 1991; Manager of Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 until 1988.

        Tomaz de Mello Paes de Vasconcellos.    First elected 2003. Term expires December 31, 2005. Aged 45. Managing Partner of TPV, Lda. from 1999 until 2003; Member of the Board of Directors of Grupo Santogal from 1989 until 1998; Controller of Hubbard Group from 1987 until 1988.

Executive Officers

        Portugal Telecom has 18 officers who are in charge of our various business and administrative departments and report directly to the Board of Directors or who are in charge of Portugal Telecom's subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary. Appointed 2002. Aged 54. Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group since 1999; Member of the Board of Directors of Banco Espírito Santo do Oriente since 1996; Member of the Board of Directors of AMSCO—African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry since 1996; Member of the Fiscal Board of UCCLA-União das Cidades e Capitais de Língua Portuguesa since 1996; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) since 1996; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chef de Gabinet of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Manuel Francisco Rosa da Silva.    General Manager of the Corporate Planning and Control Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Aged 35. Member of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Chief Financial Officer of PT Multimedia.com from 2000 until 2001; Manager of Corporate Finance of PT Multimedia from 1999 until 2001; Vice-President of the Telecom team of Merrill Lynch International from 1998 until 1999; Senior Associate Director of the Telecom team of Deustche Bank from 1996 until 1998; Associate of the Telecom team of Warburg Dillon Read in London from 1994 until 1996.

        Francisco José Meira Silva Nunes.    General Manager of the Corporate Reporting and Accounting Department of Portugal Telecom, SGPS, S.A. Appointed 2003. Aged 39. Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 until 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 until 1999.

        António Manuel Robalo de Almeida.    General Manager of the Corporate Competition and Regulatory Department of Portugal Telecom, SGPS, S.A. Appointed 2003. Aged 47. Manager of Regulatory Department of Portugal Telecom, SGPS, S.A. from 2002 until 2003; Manager of Economic Conditions and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Competition Department of Portugal Telecom, S.A. from 1997 until 2000; Member of the Board of Main Road/Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 until 1997; Member of the Board of Directors of ICP—Instituto das Comunicações de Portugal from 1989 until 1996; Director of Planning and Development of CTT—Correios e Telecomunicações de Portugal, S.A. from 1986 until 1988; Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1985 until 1986; Deputy Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1984 until 1985; Head of Training Department of CTT—Correios e Telecomunicações de Portugal, S.A. from 1983 until 1984; Head of Human Resources Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1982 until 1983.

        Manuel Filipe Preto Garcia.    General Manager of the Corporate Strategic Technologie Department of Portugal Telecom, SGPS, S.A. Appointed 2003. Aged 46. Member of the Board of Directors of PT Comunicações, S.A., from 2002 until 2003; Member of the Board of Directors of Tradecom-Internacional from 2001 until 2003; Chairman of the Board of Directors of Marconi France and Suisse in 2003; Member of the Board of Directors of Timor Telecom from 2002 until 2003; Chief Executive Officer of PrimeSys—Soluções Empresariais from 2001 until 2002; Member of the Board of Directors of PT-Prime SGPS from from 2001 until 2003; Executive Board Member of PT-Prime—Soluções Empresariais from 1999 until 2001; Member of Conselho Consultivo from Instituto das Comunicações de Portugal from 1997 until 1999; Member of the Board of Associação dos Operadores de Telecomunicações from 1998 until 1999; Director of Department Sistemas e Telecomunicações of SIBS—Sociedade Interbancária de Serviços S.A. from 1886 until 2000; Engineer of Department of Organização e Sistemas de Informação of TAP-Transportes Aéreos Portugueses from 1981 until 1986.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    General Manager of the Corporate Financing and Treasury Department of Portugal Telecom, SGPS, S.A. since 2001. Aged 36. Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatisation Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 until 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program—IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from 1987 until 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 until 1994.

        Luís Filipe Nunes Cabral Moura.    General Manager of the Corporate Human Resources Department of Portugal Telecom, SGPS, SA. Appointed 2000. Aged 45. Manager of Human Resources Department of Portugal Telecom, SA from 1998 until 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 until 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 until 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 until 1993; Manager of Macao's Government Land Department from 1990 until 1991; Manager of Macao's Government Projects Analysis Department from 1989 until 1990; Operations Research High School Assistant from 1986 until 1989; Economist of a Portuguese Group (SOTRIL) from 1985 until 1986; Economist of Azores' Planning Department from 1983 until 1985; Adviser of Energy's Secretary of State from 1983 until 1984; Manager of Plan and Production of Moore Paragon in 1983.

        Abilio Cesário Lopes Martins.    General Manager of the Corporate Communication Department of Portugal Telecom, SGPS, S.A. Appointed 2003. Aged 31. Head of Corporate Communication of Portugal Telecom from 2002 until 2003; Media Relations Advisor for Portugal Telecom's Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 until 2002.

        Vitor José Gama Sequeira.    Manager of the Investor Relations Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Aged 45. Senior Officer of Investor Relations Department of Portugal Telecom, SGPS, S.A. from 2000 until 2001; Manager of Corporate Planning Department of PT comunicações from 1999 until 2000; Manager of Corporate Planning Department of Portugal Telecom, S.A. from 1998 until 1999; Manager of Planning Studies Department of Portugal Telecom, S.A. from 1994 until 1998; Manager of Planning Studies Department of Portugal Telecom, S.A. and CTT-Correios e Telecomunicações de Portugal, S.A. from 1983 until 1994; Officer of Planning Department of CTT-Correios e Telecomunicações de Portugal, S.A. from 1979 until 1983.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, PT Ventures, TMN, PT Prime, PT Multimedia, PT Inovação, Brasilcel and PT Sistemas de Informação, are set forth below:

        Carlos Manuel de Lucena e Vasconcellos Cruz.    Chief Executive Officer of PT Comunicações, S.A. See "—Board of Directors and the Executive Committee".

        Iriarte José Araújo Esteves.    Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. See "—Board of Directors and the Executive Committee".

        Francisco José Azevedo Padinha.    Chief Executive Officer of Brasilcel N.V. Appointed 2002. Aged 56. Chief Executive Officer of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. since April 2003; Chief Executive Officer of Telesp Celular Participações, S.A. since 2001; Chairman of the Board of Directors of Primesys—Soluções Empresariais do Brasil, S.A. from 2001 until 2003; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Tradecom, SGPS, S.A. from 2000 until 2001; Chairman of the Board of Directors of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A. from 2000 until 2001; Chairman of the Board of Directors of Megamédia Soluções Multimedia, S.A. from 2000 until 2001; Member of the Board of Directors of PT Comunicações, S.A. from 2000 until 2001; Member of the Board of Directors of Telesp Celular Participações, S.A. from 1999 until 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A from 1999 until 2002; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.from 1999 until 2001; Member of the Scientific Committee of Taguspark Parque da Ciência e Tecnologia since 1996; Manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A. from 1989 until 1992; Chairman of the Board of Directors of Telecom Portugal, S.A. from1992 until 1994; Chairman of the Board of Directors of each of Cabo TV Açoreana, S.A. from 1993 until 1996; INESCTEL from 1996 until 1999; Member of the Board of Directors of Taguspark Parque da Ciência e Tecnologia from 1994 until 1998; Chairman of the Board of Directors of each of PT Inovação, S.A. and PT Sistemas de Informação, S.A from 1999 until 2000; Member of the Board of Directors of Portugal Telecom from 1994 until 2002.

        Zeinal Abedin Mahomed Bava.    Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. See "—Board of Directors and the Executive Committee".

        Paulo Jorge da Costa Gonçalves Fernandes.    Chief Executive Officer of PT-Sistemas de Informação, S.A. See "—Board of Directors and the Executive Committee."

        Paulo Manuel Namorado Nordeste.    Chief Executive Officer of PT Inovação, S.A. Appointed 1999. Aged 49. Infrastructure General Manager from 1998 until 1999; Deputy member of the Board of Directors of INESCTEL from 1995 until 1998; Portugal Telecom's representative in the Executive Commission of the Telecommunications Institute from 1993 until 1998; Chairman of the Shareholders General Meetings of Instituto Electrotécnico Português (IEP) from 1993 until 1998; Deputy Member of the Board of Directors of MEGASIS from 1993 until 1994; Development and Investigation Manager/CET from 1990 until 1998; National Deputy of the European Union RACE and ACTS program from 1990 until 1998; Scientific Employee at DGXIII-F of the European Union, RACE program, in Brussels from 1986 until 1990; Chief of the Traffic Engineering Division (CET) of Portugal Telecom, S.A. in Aveiro from 1976 until 1986.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT—Serviços de Gestão, S.A. Appointed 2003. Age 43. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior

Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

        José Pedro da Cunha e Lorena Alves Machado.    Chief Executive Officer of PT Compras—Serviços de Consultoria e Negociação, S.A. Appointed 2003. Aged 37. Manager of the Purchasing Negotiation and Investment Department of Portugal Telecom, SGPS, S.A. from 2002 until 2003; Member of the Board of Directors of PT Sistemas de Informação, S.A. from 2001 until 2003; Manager of the Purchasing Negotiation Department of PT Comunicações S.A. from 2000 until 2002.

        Nuno Manuel de Pimentel Caldeira da Silva.    Chief Executive Officer of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional SGPS, S.A.). Appointed 2000. Aged 54. Managing Director of Lucent Technologies Inc. in Portugal from 1999 until 2000; Chairman of ICL Telecoms Europe from 1996 until 1999; Chairman of ICL Financial Services from 1994 until 1996; Europe Operations Vice-Chairman of ICL in 1994; ICL Country Manager for Portugal from 1988 until 1994; Board Director of Sperry Portugal (now Unisys) from 1983 until 1988; Deputy Managing Director from 1987 until 1988.

Compensation

        In the year ended December 31, 2002, we paid aggregate compensation of €12.2 million to our directors and €3.8 million to our executive officers and to the chief executive officers of our major subsidiaries. Of the total amount of compensation paid in 2002, €4.8 million was paid pursuant to bonus, profit-sharing plans or stock options. See "—Share Ownership and Share Options Plans".

Board Practices

        Portugal Telecom is required by its articles of association and Portuguese law to maintain a statutory audit board consisting of a chairman, two acting officers and one alternate officer. One of the acting officers and the alternate officer must be statutory auditors or statutory audit companies. Pedro João Reis de Matos Silva is chairman, Gonçalo Vaz Botelho is an acting officer and Mário João de Matos Gomes is the other acting officer and our statutory auditor of our statutory audit board. José Vieira dos Reis is the alternate officer and statutory auditor of our statutory audit board.

        Portugal Telecom's Compensation Committee was created at its General Meeting of August 1995, with the objective of fixing the remuneration of its statutory bodies. It is made up of the following members: Armando Manuel Marques Guedes (Chairman), Augusto Athayde d'Albergaria and João Manuel de Mello Franco.

Employees

        We had a total of 16,893 employees in our domestic businesses at December 31, 2002 and 17,822 at December 31, 2001. These figures include temporary workers employed under fixed-term contracts, of which there were approximately 959 at December 31, 2002 and 1,524 at December 31, 2001. We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        The table below sets forth the breakdown in the number of our employees in our consolidated domestic subsidiaries in the years 2000 through 2002. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2000	2001	2002
PT Comunicações	11,021	10,296	10,270
PT Prime	781	882	782
TMN	1,019	1,194	1,192
PT Multimedia(1)	1,479	3,927	3,173
Other Businesses	754	1,523	1,476

TOTAL	15,054	17,822	16,893

(1)
In 2001, PT Multimedia acquired Lusomundo, a company with 2,635 employees. In 2002, PT Multimedia disposed the investment in Deltapress, representing a reduction of 754 employees.

        Other than those subsidiaries listed in the table above, our most significant consolidated international businesses, which include our mobile business in Brazil and Mobitel, had 6,216 employees at December 31, 2002 and 3,065 employees at the end of 2001.

Work Force Reductions

        The net reduction in the number of our employees since 2000 in the wireline business results primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. We reduced our fixed line telephone service workforce by approximately 26 employees in 2002. The total gross reduction of 167 employees was mainly the result of the pre retirement and early retirement of 52 employees and of the suspension of employment contracts and voluntary severance arrangements for 115 employees. This gross reduction was offset by the transfers back to PT Comunicações of certain employees which were seconded to other group companies and also by certain limited recruitments of new employees. The total costs of these reductions during 2002 were approximately €54 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits". We intend to make further reductions in the course of 2003 in our fixed line telephone business.

Share Ownership and Share Option Plans

        On April 21, 1998, Portugal Telecom's shareholders authorized it to create a share option plan for its directors, officers and employees and those of its subsidiary companies. Under the terms of this plan, the beneficiaries of the plan have the option to acquire 2,927,725 ordinary shares of Portugal Telecom at a price of €9.39 per share. The options are or were, as applicable, exercisable with regard to the following percentages of these shares during three-month periods after the following dates: 10% on June 8, 2000; 20% on June 8, 2001; 30% on June 8, 2002; and 40% on June 8, 2003. These options expire on September 8, 2003. Taken as a group, as of December 31, 2002 Portugal Telecom's directors and executive officers hold options in respect of approximately 1,465,428 ordinary shares under this plan.

        On September 27, 1999, Portugal Telecom's shareholders authorized it to create a second share and share option plan for its directors and officers, and authorized it to acquire a further 0.57% of its share capital for this purpose. The new plan allows for distributions of shares to directors and officers, as well as options in respect of 6,120,000 of its ordinary shares at a price of €11.38 per share. These options expire at the end of 2003. Participants in the first plan who become participants in the second plan may exercise the number of options under the first plan that vest according to the time elapsed under the first plan. Thereafter, those persons cease to participate in the first plan. Options vest intermittently under the second plan during the course of a three-year period, commencing in 2001 and ending in 2003. The number of options vesting is calculated with reference to participants' salaries and the market prices of the shares. Taken as a group, as of December 31, 2002, Portugal Telecom's directors and officers hold options in respect of 3,580,105 ordinary shares under this second plan.

        As of December 31, 2002, our directors and executive officers as a group beneficially owned 51,843,689 ordinary shares, representing around 4.1% of our share capital.

        The following table provides the number of ordinary shares and options to purchase ordinary shares held by our directors. The number of options presented reflects the vesting, as described above, of options granted under the second plan.

	As of December 31, 2002
Director	Ordinary shares	Percent of ordinary shares outstanding	Options to purchase ordinary shares(1)	Option purchase price (€)
Ernâni Rodrigues Lopes	—	—	—	—
Miguel António Igrejas Horta e Costa	23,295	0.002%	243,860	11.38
Zeinal Abedin Mahomed Bava	63,011	0.005%	243,860	11.38
Carlos Manuel de Lucena e Vasconcellos Cruz	13,549	0.001%	130,109	11.38
Iriarte José de Araújo Esteves	5,582	0.000%	243,860	11.38
Paulo Jorge da Costa Gonçalves Fernandes	—	—	243,860	11.38
Joaquim Aníbal Freixial de Goes	2,437	0.000%	—	—
Henrique Manuel Fusco Granadeiro	—	—	—	—
Carlos Alberto de Oliveira Cruz	134	0.000%	—	—
Jorge Humberto Correia Tomé	—	—	—	—
Fernando Maria da Costa Duarte Ulrich	265	0.000%	—	—
Fernando Abril-Martorell	—	—	—	—
António Viana Baptista	9,008	0.001%	—	—
Israel Vainboim	—	—	—	—
Luís Augusto da Silva(2)	28,712,500	2.289%	—	—
Patrick Monteiro de Barros(3)	23,000,000	1.834%	—	—
Jorge Maria Bleck	—	—	—	—
Carlos Manuel de Almeida Blanco de Morais	—	—	—	—
João Manuel de Mello Franco	13,308	0.001%	—	—
Gerald S. McGowan	—	—	—	—
Peter Eugene Golob	—	—	—	—
Nuno João Francisco Soares de Oliveira Silvério Marques	—	—	—	—
Tomaz de Mello Paes de Vasconcellos	—	—	—	—

(1)
The options to purchase have not been exercised. The beneficiaries of the plan pursuant to which the options were issued will only be able to exercise these options between August 2003 and November 2003.

(2)
Mr. Luis Augusto da Silva, through Cinveste, SGPS, SA, of which he holds a 60% stake, owns 28,712,500 ordinary shares, of which 212,500 ordinary shares are owned by Cinveste Luxembourg (100% owned by Cinveste, SGPS, S.A.). In April 2003, the LSMS, Investimentos, SGPS, S.A. acquired from Mr. Luís Augusto da Silva the controlling interest of Cinveste, SGPS, S.A. Mr. Luís Augusto da Silva, the controlling shareholder of LSMS, continues to hold indirectly the voting rights in PT.

(3)
Mr. Patrick Monteiro de Barros owns, through Telexpress Investments Limited, a company controlled by him, 23,000,000 ordinary shares.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of Portugal Telecom's share capital for each shareholder which owns 5% or more of Portugal Telecom's share capital, as well as for certain other significant shareholders.

	Amount Owned as of April 30, 2003(1)	Percent of Class
Banco Espírito Santo Group	116,919,661 ordinary shares	9.3%
Brandes Investments Partners L.P(2)	39,994,416 ordinary shares, 28,839,224 ADSs	5.5%
Telefónica	60,264,787 ordinary shares	4.8%
Caixa Geral de Depósitos Group	59,011,288 ordinary shares	4.7%

(1)
In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has the right to acquire beneficial ownership of within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.

(2)
A U.S. registered investment adviser holding shares through its investment management clients.

        Portugal Telecom's major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders.

        Currently, the Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by the Secretário de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of Portugal Telecom's A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 22,068,874 of Portugal Telecom's ordinary shares. These A shares and ordinary shares together represent 1.8% of Portugal Telecom's share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment when taking actions as a shareholder of our company.

        The Portuguese government owned 100% of Portugal Telecom's ordinary shares and A shares prior to the public offering and sale of ordinary shares that was consummated in 1995, as a result of which its ownership interest in Portugal Telecom was reduced to 72.74% of Portugal Telecom's share capital. The Portuguese government further reduced its ownership of Portugal Telecom's shares to 51% of Portugal Telecom's share capital through a public offering and sale of Portugal Telecom's ordinary shares that was consummated in June 1996. Through a public offering and sale of Portugal Telecom's ordinary shares in 1997 and the sale to Portugal Telecom's strategic partners of its ordinary shares in 1997, the Portuguese government further reduced its ownership to 25.15% of Portugal Telecom's share capital. The Portuguese government again reduced its ownership of Portugal Telecom's shares to 10.58% of Portugal Telecom's share capital in a public offering and sale in July 1999 and to 1.98% of Portugal Telecom's share capital in a public offering and sale in December 2000.

        So long as the Portuguese government holds a majority of Portugal Telecom's A shares, it will have the right, under Portugal Telecom's articles of association, to veto a number of important actions, including, among other things, the declaration of dividends in excess of 40% of distributable net income in any year and capital increases and other amendments to the articles of association. In addition, so long as the Portuguese government holds a majority of Portugal Telecom's A shares, its vote will be required to elect one third of the directors, including the chairman of the Board of Directors. See

"Item 6—Directors, Senior Management and Employees—Directors and Senior Management". The Portuguese government has stated that it will allow us the independence necessary for the future development of our company in a competitive market.

        Telefónica announced its intention in 2001 to increase its ownership interest in our ordinary share capital up to 10%.

        As of May 14, 2003, approximately 21% of our issued share capital was held of record in the form of ordinary shares by approximately 170 U.S. residents. As of May 14, 2003, approximately 5% of our issued share capital was held in the form of ADSs by 133 holders of record, including the Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests and those with which some of the members of our Board of Directors hold positions of significant responsibility.

        At December 31, 2002, Banco Espírito Santo Group, or BES, and Caixa Geral de Depósitos Group held, directly and indirectly, 9.3% and 4.7% of our issued voting ordinary shares, respectively. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of Banco Espírito Santo, is a member of our Board of Directors; and Carlos Alberto de Oliveira Cruz, a member of the Board of Directors of Caixa Geral de Depósitos, is a member of our Board of Directors. From time to time, BES provides investment banking and related services to us. In 2002, BES advised us on the sale of shares of PTM.com to us from PT Multimedia. In addition, a subsidiary of BES, BES.com, sold its 15% interest in Megamédia to PT Sistemas de Informação in the fourth quarter of 2002 for €1.3 million. See "Item 4—Information on the Company—Our Businesses—PT Prime". In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo Group and the Caixa Geral de Depósitos Group to develop "new economy" initiatives. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Banco Espírito Santo and Caixa General de Depósitos".

        In June 2000, the Portuguese government transferred 1.64% of its interest in Portugal Telecom, equal to 17,118,859 shares, to Caixa Geral de Depósitos for the payment, in kind, of a share capital increase completed on June 30, 2000. As of December 31, 2002, the Caixa Geral de Depósitos Group holds 4.7% of the share capital of Portugal Telecom.

        At December 31, 2002, Telefónica held, directly or indirectly, approximately 4.8% of Portugal Telecom's issued voting ordinary shares. Miguel António Igrejas Horta e Costa, the Chief Executive Officer of Portugal Telecom, is a non-executive member of the Board of Directors of Telefónica; António Pedro de Carvalho Viana Baptista and Fernando Abril-Martorell, both executive officers of Telefónica, are both non-executive members of the Board of Directors of Portugal Telecom. On January 23, 2001, we entered into a strategic agreement with Telefónica Móviles, a subsidiary of Telefónica, to create a new mobile services company in Brazil, Brasilcel, to which we and Telefónica Móviles contributed all of our respective mobile assets in Brazil on December 27, 2002. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica".

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements," below.

Legal Proceedings

Claims for Municipal Taxes and Fees

        Pursuant to a statute enacted on August 1, 1997, as an operator of a basic telecommunications network, we are exempt from municipal taxes and rights-of-way and other fees with respect to our network in connection with our obligations under our Concession. The Portuguese government has advised us that this statute confirms the tax exemption under our Concession. The Portuguese government has advised us it will continue to take the necessary actions in order for us to maintain the economic benefits contemplated by our Concession. At this time, we cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

        The Portuguese municipality of Oporto has claimed that we owe them taxes and fees because our infrastructure uses their public rights-of-way. In 1997, Oporto claimed municipal taxes totaling €0.59 million with respect to our use of public rights-of-way, most of this sum relating to the period from June 24, 1994 through February 15, 1995. We challenged this assessment in the Municipal Council of Oporto. After an unfavorable decision we appealed to the Tax Court of Oporto.

        Our defense to the tax claim by the municipality of Oporto relating to the period prior to February 15, 1995 is based on our belief that our infrastructure is within the public domain and that taxes or fees may not be imposed on the use of public rights-of-way for public domain assets. There is no judicial precedent in local law for this belief. The Portuguese government has indicated its belief that the Portuguese state may assign to private companies the state's right to exploit public domain assets free of municipal taxes or fees.

        In a decision rendered on November 29, 1999, the Tax Court of Oporto accepted our appeal on the grounds that the Mayor of the Municipal Council of Oporto did not have the legal power to refuse our challenge. The Tax Court also held that the Municipality of Oporto may not charge taxes for use of assets that form part of the basic telecommunications system, inasmuch as they are part of Portuguese public domain. The Municipality of Oporto subsequently lodged a counter-appeal against this decision on February 29, 2000. On October 4, 2000, the Administrative Supreme Court granted the appeal of the Municipality of Oporto, ruling that the Mayor did have the legal power to refuse our challenge to the tax claim. The Oporto Tax Court, in its ruling of November 20, 2000, considered the Oporto City Council's regulations, under which the charges in question had been levied, to be unconstitutional. An appeal was filed against this ruling to the Constitutional Court which, on February 26, 2002 confirmed the unconstitutionality of the those regulations and confirmed the ruling against which an appeal had been filed. The procedure is currently awaiting instructions to be finally closed.

        In 1998, the municipality of Oporto also contended that the provision of our Concession that exempts us from fees and taxes for the use of public rights-of-way is illegal and invalid. The Portuguese government has responded to this, maintaining the validity and legality of the exemption in our Concession. It considers this claim to be without merit because, among other things, the Portuguese state has the right to exploit public domain assets free of municipal taxes or fees. We also believe that this claim is without merit. The Supreme Administrative Court, on December 7, 2001, ruled that the rule set out in the Concession exempting PT from the payment of charges for occupying public thoroughfares with telecommunications infrastructures to be legal because it was considered to be an administrative contract clause and not a separate administrative act. The municipality of Oporto appealed this ruling but its appeal was rejected on the basis of its illegality.

        The municipality of Lisbon brought a lawsuit in 1995 claiming that the provision of our Concession that exempts us from fees and taxes for the use of public rights-of-way is illegal and invalid. Its claim was brought against the Portuguese government in September 1995 in the Administrative Supreme Court, and was served on us as an interested party. In January 1998, the division of the Administrative Supreme Court where the suit was filed dismissed the claim by the Municipality of Lisbon for lack of jurisdiction, stating that the claim was a tax matter and that the tax division of the court had exclusive jurisdiction over taxation matters. This dismissal would in principle permit the lawsuit to be filed again at any time as long as the Concession remains in effect. However, as of this date, we have not been notified that the municipality of Lisbon has refiled its lawsuit.

        The Lisbon City Council brought legal proceedings against the Portuguese Government and Portugal Telecom on November 30, 2001, requesting the clause of sub-paragraph (e) of article 29 of the appendix to Decree Law 40/95 (exempting PT from the payment of charges for occupying public thoroughfares with telecommunications infrastructures) be declared null and void on the basis of its illegality and unconstitutionality. The Government and Portugal Telecom have already contested this action. Portugal Telecom filed its response on February 15, 2002, alleging the non-existence of any illegality or unconstitutionality and claiming that the telecommunications infrastructures are a public domain asset. Portugal Telecom has also alleged that there is a statute of limitation on amounts payable deriving from any eventual right to the charges. More than four years have elapsed since the date upon which Decree law 91/97 of August 1 definitively exempted basic telecommunications network operators from the payment of the charge for occupying public thoroughfares with infrastructures. The Lisbon Administrative Court dismissed the action against PT and the Portuguese Government in February 2003.

        Although these claims by municipalities have raised different issues, they all relate to the right of municipalities to assess taxes and fees for the use of public rights-of-way. If the pending claims by Oporto or Lisbon were to be upheld against us, other municipalities might seek to make or renew claims against us. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to January 1, 1998 is five years. Since the statute of limitations for such claims has expired, we do not expect that any further claims will be made against us, but we cannot be certain about this.

Claims by a Consumer Protection Association

        A Portuguese consumer protection association, known as DECO, brought two claims against us in January 1998. These claims were brought in the Lisbon Civil Court. The claims concerned our proposal to introduce new call prices in February 1998 which were subsequently approved by the Portuguese telecommunications regulator, then known as the ICP and now ANACOM, and the DGCC, the Portuguese commerce and competition agency.

        In the first of the two claims, DECO asked that we be enjoined from implementing our proposal and that ANACOM be barred from approving our proposal. DECO also asked that the court impose a fine of 1,000,000 Portuguese Escudos (approximately €5,000) per day for the period that our new call prices are in effect. In the second claim, a class action, DECO asked the court to declare the new call prices void. It also requested the court to order us to reimburse our customers all excess amounts charged to them as a result of the new call price increases from February 1, 1998, plus interest. We are unable to quantify our potential liability in any reliable way and we believe that DECO's claims are without merit. DECO has asserted that the amount claimed would equal approximately 50% of our income from our wireline telephone service during the period that the new call price increases have been in effect.

        In all claims brought by DECO, the issue was the new call prices introduced by us and the introduction of a call set-up charge. DECO argued that increases to our call prices were illegal and that a call set-up charge, as opposed to a per-second charge, was a compulsory minimum charge outside the terms of the pricing convention and was therefore illegal. DECO also argued that the increase in our call prices was an abuse of a dominant position by us and thus a breach of unfair competition law. Finally, DECO argued that the new call prices illegally doubled the line rental fee.

        We opposed both claims. ANACOM also opposed the claim brought against it. We and ANACOM argued that the call prices are in line with the pricing convention and European and Portuguese laws. We argued that the opening of competition in the wireline telephone services market requires us to correct the existing imbalance between the price and the cost of wireline call prices. We also argued that the introduction of a call set-up charge does not seriously harm customers when compared with other methods of correcting the imbalance between the price and the cost of wireline call prices. Further, we showed that our other call prices, including our long distance call prices, decreased in accordance with the pricing convention. We and ANACOM argued that the call set-up charge corresponds to the original cost of the call and is the price of a call actually made whereas the line rental fee is the price paid for access (active and passive) to the wireline telephone network. Finally, we pointed out that the prices were approved by ANACOM and the DGCC. In November 1998, the Lisbon Civil Court ruled that the claim for a fine and an injunction should be set aside until the class action claim for the declaration of nullity of the 1998 call prices and damages has been decided. No decision has been made on this matter.

        In January 1999, DECO filed another claim in the Lisbon Civil Court. This time it sought an injunction against us and ANACOM in connection with the prospective new call prices we would introduce in 1999, to prohibit us from charging a call set-up charge. It also asked for a fine against us of €0.25 million. After we introduced our new 1999 call prices, DECO went back to the court and asked for an immediate suspension of the call set-up charge. It also requested that we be required to reimburse all consumers the amounts charged as call set-up charges. We and ANACOM opposed these claims on the same basis as DECO's previous claims.

        On May 26, 1999, the Lisbon Civil Court rejected the claim for an injunction filed by DECO in January 1999. However, DECO filed an appeal to this decision, and on January 27, 2000, the Lisbon Appeals Court issued an injunction ordering us to suspend the call set-up charge. We and ANACOM lodged an appeal against the injunction with the Portuguese Supreme Judicial Court. On October 31, 2000, the Portuguese Supreme Judicial Court confirmed the injunction ordered by the Lisbon Appeals Court. We had, however, introduced new prices on January 1, 2000 that did not include a call set-up charge. Our new prices are based on charging calls by the second, although we charge for a minimum number of seconds for each call. The injunction of January 27, 2000 and the confirmation of the injunction on October 31, 2000 have no practical effect, therefore, on our price structure.

        DECO's claim that we should reimburse all consumers the amounts charged as call set-up charges during 1999 remains to be decided by the Lisbon Civil Court. According to Portuguese law, the fact that the Portuguese Supreme Judicial Court has upheld the injunction should not prejudice a decision by the Lisbon Civil Court on the legality of the call set-up charges and the claim for reimbursement. The Lisbon Civil Court, on December 3, 2001, accepted the principal action (upon which the injunction is contingent) brought by DECO in September 1999 and instructed us to return the amounts of the "connection charge" levied on customers in 1999. An appeal against this decision was filed with the Lisbon District Court on January 7, 2002.

        The Lisbon District Court ruled in favor of the decision of the Lisbon Civil Court in November 2002. We appealed this ruling to the Portuguese Supreme Judicial Court in November 2002 and are awaiting its decision. We are unable to estimate the amount of any liability should we lose the case in the Supreme Judicial Court because we cannot predict the number of subscribers who would bring a claim, the number of calls in respect of which such subscribers would claim, or whether such subscribers would be able to produce any necessary evidence in respect of such a claim. The liability is limited to calls made in 1999.

        We believe that DECO's outstanding claims are without merit, although we cannot be certain about the final resolution of the outstanding claims.

Other Legal Proceedings

        We are engaged in commercial negotiations with other telecommunications operators concerning interconnection of their networks with our network. These negotiations may become subject to regulatory oversight by ANACOM. For example, in 2000, ANACOM intervened to determine the terms and conditions of our interconnection agreements for the remainder of 2000. See "Item 4—Information on the Company—Regulation—Portugal—Interconnection". In addition to such regulatory oversight, telecommunications operators may, from time to time, bring legal actions against us in the courts to compel us to provide interconnection on certain terms and conditions. In June 2000, two companies of the Sonae group brought an action against us in the Lisbon District Court to provide interconnection to ISDN circuits for Internet services within 30 days of the request. They also requested the court to impose on us a fine of €4,988 for each day's delay in providing them with the interconnection they request. On July 6, 2000, the Lisbon District Court ruled that the type of action they brought, an interlocutory action, was not appropriate. They appealed this decision to the Lisbon Court of Appeals, which affirmed the decision of the Lisbon District Court. It is possible that they will appeal further to the Supreme Court. We do not believe that we are required by Portuguese regulation to provide these companies with the type of interconnection on the terms and conditions they request.

        On April 23, 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of ANACOM administrative decision of February 21, 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001.

        In April 2003, TVI—Televisão Independente, S.A., or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when we subsequently took control over that network and became the provider of that network for carriage of television signals, we lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by us with the Portuguese State and the Portuguese telecommunications regulator in 1997 which regulated our network prices, as well as prior to that Pricing Convention.

        TVI is claiming an amount of about €64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than that of TVI. PT Comunicações strongly disagrees with TVI's claims and rejects both the grounds TVI invokes and the damages it claims. PT Comunicações is now preparing its defense on the basis of arguments which address both TVI's alleged grounds and claim for damages.

        We are a party to a number of other pending legal proceedings whose outcome, individually or in the aggregate, is not expected to have a material impact on our consolidated financial position. As at December 31, 2002, our provisions for all legal proceedings (including tax and labor matters) totaled €35.9 million.

Distributions to Shareholders

Dividend Information

        Portugal Telecom's policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at Portugal Telecom's Annual General Meeting. Portugal Telecom's Annual General Meeting has typically been held in April. At its Annual General Meeting on April 4, 2003, Portugal Telecom's shareholders approved a distribution of dividends, corresponding to a gross dividend of €0.16 per share or ADS.

        Portugal Telecom's ordinary shares and A shares carry the same dividend rights. Portugal Telecom's Board of Directors decides whether to propose a dividend. Under Portugal Telecom's articles of association, Portugal Telecom must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to the ability of a two-thirds majority of Portugal Telecom's shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement may be amended by a ministerial order, and by Ministerial Order, dated February 19, 2003, companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission were permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves. As a result, we were able without legal uncertainty to apply share issuance premium against our accumulated losses and pay our dividend for the 2002 financial year from our free reserves.

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid. All amounts, including for the 1998 fiscal year, are provided giving effect to the five-for-one share split effected in October 1999. In 1998 and 1999, dividends were paid in Escudos. The quotations in Euros for those years were calculated using the fixed conversion rate as of January 1, 1999 of €1.00 = PTE 200.482.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders.

		Dividends per share
Fiscal Year	Number of shares considered
		Payment Date	€	US$
1998	950,000,000	May 19, 1999	0.20	0.24
1999	1,045,000,000	May 26, 2000	0.20	0.20
2000(1)	1,201,750,000	—	—	—
2001	1,254,285,000	May 23, 2002	0.10	0.09
2002	1,254,285,000	May 2, 2003	0.16	0.18

(1)
For the year ended December 31, 2000, no dividends were paid.

        The general rate of withholding income tax on dividends in Portugal is currently 15% for Portuguese residents and 25% for non-residents. However, as a result of our privatization, under the Portuguese Statute of Tax Incentives, the withholding income tax in respect of dividends that we pay on our ordinary shares for years up to the end of the fifth accounting and tax year ending after the date on which the privatization process is completed, will be reduced to 7.5% for Portuguese residents and 12.5% for non-residents.

        In addition to the withholding income tax requirement described above, dividends paid on shares are currently subject to an additional withholding of a substitute gift and inheritance tax at a rate of 5%. We believe that the combined effective rate of withholding tax with respect to dividends, if any, to be paid by us in subsequent years, up to the year after the fifth accounting and tax year ending after the date on which the privatization process is completed, will be 12.5% (7.5% plus 5%) for Portuguese residents and 17.5% (12.5% plus 5%) for non-residents. It is uncertain whether the 5% substitute gift and inheritance tax would be considered a creditable foreign income tax or a deductible foreign income tax for U.S. federal income tax purposes. See "Item 10—Additional Information—Taxation—Dividends".

        Pursuant to an administrative ruling by the Secretary of State for Fiscal Affairs of Portugal, pro rata distributions of rights to subscribe for ordinary shares are not viewed as dividends for Portuguese tax purposes, and therefore, are not considered subject to Portuguese withholding tax or Portuguese substitute gift and inheritance tax.

Significant Changes

        On April 25, 2003, Brasilcel's subsidiary, TCP, completed the acquisition of 61.1% of the voting capital stock of TCO, a mobile operator in Brazil. See "Item 4—Information on the Company—Our Businesses—Joint Venture with Telefónica Móviles in Brazil".

        In April 2003, TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court claiming damages of €64 million relating to the pricing of services for use of the backbone network provided to other television companies. See "Item 8—Financial Information—Legal Proceedings—Other Legal Proceedings".

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 1998, 1999 and 2000 and for each quarter of 2001 and 2002. Since January 1, 1999, our ordinary shares have been quoted in Euros. Our ADSs are quoted in U.S. dollars. All of the information is provided as adjusted by the five-for-one share split on October 21, 1999.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share
			NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
1998	11.45	5.71	12.5	6.50
1999	10.93	7.37	11.25	7.74
2000	16.83	8.82	16.13	7.35
2001
First quarter	11.76	9.17	11.15	8.19
Second quarter	10.89	7.55	9.68	6.55
Third quarter	8.55	6.31	7.48	6.14
Fourth quarter	9.47	7.55	8.54	6.97
2002
First quarter	9.40	7.55	8.44	6.70
Second quarter	8.53	6.56	7.65	6.04
Third quarter	6.94	4.55	6.71	4.62
Fourth quarter	6.97	4.61	6.97	4.65

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share
			NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
December 31, 2002	6.97	6.23	6.97	6.18
January 31, 2003	7.26	6.50	7.75	6.80
February 28, 2003	6.64	5.56	7.31	6.06
March 31, 2003	6.66	5.91	7.15	6.35
April 30, 2003	7.04	6.34	7.47	6.81
May 31, 2003	6.65	6.25	7.81	7.09

        On June 23, 2003 the closing price of the ordinary shares on the Euronext Lisbon Stock Exchange was €6.45 per ordinary share. On June 23, 2003, the last reported sale price of the ADSs on the New York Stock Exchange was US$7.36 per ADS.

Markets

        Portugal Telecom's ordinary shares are listed on the Official Market of the Euronext Lisbon Stock Exchange.

        In the United States, the ordinary shares trade on the New York Stock Exchange under the symbol "PT" in the form of ADSs, each representing one ordinary share.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

        Portugal Telecom, SGPS, S.A., is a limited liability holding company organized under the laws of the Republic of Portugal. Portugal Telecom is registered in the Portuguese commercial registry under the entry number 3602.

Object and Purpose

        Portugal Telecom's object and purpose, which is described in article three of its articles of association, is that of a holding company. Portugal Telecom manages ownership interests in operating companies. Portugal Telecom may, without restriction, acquire or hold quotas or shares in any company, as defined under Portuguese law, hold participations in European economic interest groupings of companies and form or participate in any temporary or permanent association with public or private companies.

Certain Provisions with Respect to Board Members

        Agreements between Portugal Telecom and its directors must be authorized by a resolution of the board of directors and the statutory audit board. Portugal Telecom's directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Portugal Telecom's directors do not have the power to vote compensation to themselves in the absence of an independent quorum. Portugal Telecom's directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age-limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

Dividends on the Ordinary Shares and the A Shares

        Ordinary shares and A shares each carry the same right to receive dividends. The holder of record of ordinary shares or A shares on the date of payment of any dividend is entitled to receive that dividend. The settlement of a trade, and the transfer of record ownership, of shares traded on the Euronext Lisbon Stock Exchange takes place on the third business day after the trade. As a result, any person making a trade for the purchase of ordinary shares during the three-day period prior to the record date for a dividend payment will not be entitled to receive such dividend.

        The board of directors has sole discretion over the proposal of dividends. Under the articles of association, Portugal Telecom must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to the ability of a two-thirds majority of its shareholders to decide to reduce the dividend or not pay a dividend.

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve, until this reserve represents 20% of share capital. As of December 31, 2002, Portugal Telecom's legal reserve was equal to approximately 11.5% of share capital. As a result, deductions for the legal reserve will continue to be made for the foreseeable future. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement may be amended by a ministerial order, and by Ministerial Order, dated February 19, 2003, companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission were permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves. As a result, we were able without legal uncertainty to apply share issuance premium against our accumulated losses and pay our dividend for the 2002 financial year from our free reserves.

        Portuguese law also prohibits the payment of dividends when a company's net worth is less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association of the company. The payment of a dividend would also be illegal under Portuguese law if, following the payment, the company's net worth would become smaller than such sum. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

        Any dividend in excess of 40% of Portugal Telecom's distributable net income in any year may be vetoed by a majority of the holders of the A shares, voting as a class. Each dividend must also be approved by a majority of the votes cast at a shareholders' meeting. At a shareholders' meeting, the shareholders may also authorize a dividend in excess of the amount proposed by the board of directors. A proposed dividend may also be reduced or canceled by a two-thirds majority of the votes cast at a shareholders' meeting. The board of directors, subject to certain conditions, including the consent of Portugal Telecom's statutory audit board and the certification of an independent auditor, may also authorize the payment of interim dividends.

Voting Rights of the Ordinary Shares and the A Shares

        Shareholders are entitled to one vote per the number of shares held whose nominal value equals €500. Except for the special voting powers of the A shares described below, matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution or merger of Portugal Telecom and certain other matters mandated by Portuguese law, require the approval of two-thirds of votes cast at a shareholders meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day at a second call of such meeting by (i) a two-thirds majority of the votes cast at the meeting or (ii) a simple majority of the votes cast if at least one half of the share capital is represented.

        The board of directors currently consists of twenty three directors. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes. Members of the board of directors are elected for a three-year period and may be re-elected on one or more occasions.

        Under the Portuguese Companies Code, a company may not vote its treasury stock. Treasury stock will not be counted towards a quorum or for purposes of determining a majority of votes cast. The purchase by Portugal Telecom of its own shares must be approved by its shareholders in accordance with the articles of association. Under Portuguese law, a Portuguese company may not, except under certain limited circumstances, purchase more than 10% of its nominal share capital as treasury stock.

        Under Portuguese law and the articles of association, the voting rights exercised by a single shareholder, except those of the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom's share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of Portugal Telecom's share capital. Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual ADS holder will not be accepted by Portugal Telecom as votes of the ordinary shares to the extent that such votes, together with any votes cast by such ADS holder as holder of ordinary shares, exceed 10% of the voting power of Portugal Telecom.

Special Approval Rights of the A Shares

        The majority of Portugal Telecom's A shares must be held by either the Portuguese government or by an entity majority-owned and controlled by the Portuguese government. Under the articles of association, the holders of Portugal Telecom's A shares, based on a majority voting as a class, may veto a number of actions of the shareholders of Portugal Telecom, including the following:

  •
  election of one third of the directors, including the chairman of the board of directors;

  •
  authorization of a dividend in excess of 40% of Portugal Telecom's distributable net income in any year;

  •
  capital increases and other amendments to the articles of association;

  •
  issuance of bonds and other securities;

  •
  authorization of a shareholder that is performing an activity that is in competition with Portugal Telecom to hold more than 10% of ordinary shares;

  •
  altering Portugal Telecom's general objectives, strategy or policies; and

  •
  defining Portugal Telecom's investment policies, including the authorization of acquisitions and dispositions.

Pre-emptive Rights

        Upon the issuance of additional ordinary shares by Portugal Telecom for cash, all holders of ordinary shares and A shares have a right to subscribe proportionately for such shares. Upon the issuance of additional A shares by Portugal Telecom, holders of A shares have a right to subscribe proportionately for such shares, and to the extent that all such shares are not sold, holders of ordinary shares may subscribe proportionately for the remainder of the shares. The pre-emptive rights of shareholders to subscribe for shares are freely transferable.

Liquidation Rights

        The ordinary shares and A shares have pro rata rights to share in Portugal Telecom's assets upon its liquidation.

Changes in Rights of Shareholders

        The rights of holders of Portugal Telecom shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the initial meeting, then such matters may be approved at a later date at a second call of such meeting by a two-thirds majority of the votes cast at the meeting or a simple majority of the votes cast if at least one half of the share capital is represented.

Shareholders' Meetings

        Shareholders' meetings may be held at Portugal Telecom's principal office or at another location in Lisbon. Shareholders' meetings are called by publication of a notice in the Diário da República, the Portuguese official gazette, and in a Lisbon newspaper. An annual shareholders' meeting must be held before the end of May and must be convened on not less than one months' notice. At the annual shareholders' meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the board of directors, the statutory audit board or shareholders holding at least 5% of share capital.

        To attend a shareholders' meeting in person or by proxy or to vote by courier, shareholders must demonstrate that the ordinary shares they hold are registered in a securities account for ordinary shares at least 15 days in advance. Shareholders may appoint proxies in writing. No shareholder may be represented by more than one representative. Each shareholders' meeting is presided over by a chairman appointed by the shareholders.

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of the ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either owning or no longer owning at least 2%, 5%, 10%, 20%, 1/3, 1/2, 2/3 or 90% of Portugal Telecom's voting rights must notify Portugal Telecom, the managing entity of the Euronext Lisbon Stock Exchange and the Comissão do Mercado de Valores Mobiliários, or CMVM, the Portuguese Securities Market Commission, within three calendar days.

        Both the articles of association and Portuguese law contain limitations on ownership. They also contain enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom's activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom's share capital, without the authorization of a shareholders meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of them, (i) offers, in or outside of Portugal, "public use telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (ii) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body. The Bank of New York, as depositary, or its nominee, are excepted from this requirement.

        If any such shareholder holds or controls ordinary shares in excess of 10% of Portugal Telecom's share capital, the shareholders may decide at a shareholders meeting to require the cancellation of the ordinary shares held in excess of such 10% limit. In such case, Portugal Telecom must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of Portugal Telecom's share capital by sale or other disposition of the excess ordinary shares within 30 days. By making such request, such shareholder must renounce, pending the conclusion of such sale or disposition, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions.

        In addition, according to Decree-Law 380/93, of November 15, no person may acquire ordinary shares representing more than 10% of Portugal Telecom's voting capital without prior authorization from the Ministry of Finance. Under such Decree-Law, if a person attempts to acquire more than 10% of Portugal Telecom's shares without such authorization, no additional ordinary shares may be registered in the name of such person by Portugal Telecom, the CMVM or any Portuguese financial intermediary. Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions. However, a recent judgment of the EU Court of Justice (Case C-367/98) has determined that the Portuguese state, by maintaining such Decree-Law in force, has failed to comply with the EC Treaty's prohibitions on restrictions on the movement of capital in the EU.

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in Portugal Telecom. Under Portuguese law, the legislation regulating a privatization process may limit the number of shares of the privatized company which may be acquired by a non-Portuguese entity or an entity controlled by a non-Portuguese entity. However, Decree Law 227-A/2000, of September 9, 2000, which regulated Portugal Telecom's fifth phase of privatization in December 2000, did not contain any such limitation. Decree Law 227-A/2000 did provide that no single or collective entity could acquire more than 5% of Portugal Telecom's share capital in the global offering for Portugal Telecom's shares. Thus, any offer to purchase more than 5% of Portugal Telecom's share capital in the global offering was reduced to that limit.

Change of Control Provisions

        There are no provisions of the articles of association that would have the effect of delaying, deferring or preventing an authorized change in control of Portugal Telecom and that would operate only with respect to a merger, acquisition or corporate restructuring involving Portugal Telecom or any of its subsidiaries. However, as long as the Portuguese government holds a majority of Portugal Telecom's A shares, it will have the right, under the articles of association, to veto any actions concerning Portugal Telecom's investment policies, including the authorizations of acquisitions and dispositions. In addition, under Portuguese law and the articles of association, the voting rights exercised by a single shareholder, except the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom's share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of Portugal Telecom's share capital. Both the articles of association and Portuguese law contain limitations on ownership. They also contain enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom's share capital, without the authorization of a shareholders meeting.

Disclosure of Shareholdings

        The articles of association do not require shareholders to disclose their shareholdings.

Changes in Capital

        With the approval of the statutory audit board, the board of directors may increase the share capital of Portugal Telecom on one or more occasions, up to a maximum of €360,000,000. Certain terms of the share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting. The Portuguese Government, as a holder of a majority of our A shares, may veto capital increases.

Material Contracts

        On January 23, 2001, PT signed a strategic agreement with Telefónica to create a joint venture, or JV, combining all of their mobile properties in Brazil. On December 27, 2002, we and Telefónica contributed our mobile properties in Brazil to Brasilcel. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses—Joint Venture with Telefónica in Brazil" and "—Strategic Alliances—Alliance with Telefónica".

        On October 17, 2002, we entered into an agreement to acquire PT Multimedia's Internet and yellow pages activities, consisting of 100% of PTM.com, which owns the leading ISP/Portal in Portugal (Telepac and Sapo), 24.75% of Páginas Amarelas, the leading Portuguese yellow pages directory service, and 50% of Sportinveste Multimedia, which operates a sports internet business and owns key on-line sports rights. The aggregate consideration for the acquisition of the equity in these three companies amounted to €199 million. We also acquired at nominal value €401 million in shareholder loans that PT Multimedia had extended to PTM.com and Sportinveste Multimedia by offsetting shareholder loans that it had extended to PT Multimedia. As a result of this restructuring, our fully consolidated net debt remained unchanged whilst the net debt of PT Multimedia was reduced by Euro 600 million to Euro 139 million. We believe that our restructuring of the Internet assets will underpin the continued growth of the our broadband businesses and increase the loyalty of fixed line customers, whilst providing a single platform with scale and scope for investment and development of on-line services and content for the PT Group. See "Item 4—Information on the Company—Our Businesses—PT Multimedia".

        On December 11, 2002, PT Comunicações entered into an agreement to acquire the ownership of the basic telecommunications network from the Portuguese State. PT Comunicações agreed to prepay the future rental payments due under the current Concession in exchange for full ownership of the network. As part of this agreement there will be no reversion of the assets related to the provision of the Concession services to the Portuguese State at the end of the Concession period. The Portuguese State also agreed to fund certain services being provided by PT Comunicações, namely Mobile Maritime Radio (which is expected to be transferred to a third party within one year) and Telex and Telegraph services. Future losses from the transmission of TV and radio signals will also be reimbursed by the Portuguese State. The consideration paid to the Portuguese State for this agreement to acquire the ownership of the fixed network amounted to €365 million, which included the 2002 Concession rental payment (€17 million), thus generating an increase in intangible assets of €348 million.

        On December 30, 2002, a new Pricing Convention for the fixed telephone service (Universal Service Convention) for 2002 and 2003 was agreed with the Portuguese Telecommunications regulator and the competition authority on December 30, 2002. The convention established price caps of CPI-3% and CPI-2.75% for 2002 and 2003, respectively, excluding international calls. Tariffs in 2002 were not updated, but inflation of 3.6% in 2002 means that PT has complied with its 2002 price cap obligations. See "Item 4—Information on the Company—Our Businesses—PT Comunicações".

        On January 16, 2003, Brasilcel, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações ("TCO"), the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. On April 25, 2003 TCP completed the acquisition of a controlling interest in TCO (61.1% of common shares). The price of the controlling shares was R$ 1,506 million, corresponding to R$ 19.49 per 1,000 common shares acquired. The amount of R$ 285 million was paid on this date to the sellers, and the balance will be paid in instalments pursuant to the terms and conditions of the Final Agreement. Within the period of time and in the manner provided for by applicable legislation, TCP will make a tender offer for the acquisition of common shares in TCO held by minority shareholders and then will complete a merger of TCP and TCO by offering remaining TCO common shareholders shares in TCP. TCP will launch, in the second quarter of 2003, a tender offer for the voting shares of the remaining minority shareholders of TCO, as legally required following the acquisition of control of TCO. The price per share to be offered shall be 80% of the price paid to the controlling shareholders. After the acquisition and the tender offer, TCP expects to merge TCO shares and ADSs into TCP. With the acquisition of its participation in TCO, Brasilcel provides services to approximately 50% of the total Brazilian market, representating coverage of 86% of the Brazilian territory. See "Item 4—Information on the Company—Our Businesses—Mobile Businesses—Joint Venture with Telefónica Móviles in Brazil".

Exchange Controls

        Since January 1, 1993, there have been no foreign exchange controls imposed on the Escudo by the Portuguese Government. None of the 11 member countries of the European Union or the EU that have adopted the Euro, including Portugal, has imposed foreign exchange controls on the Euro. There are currently no foreign exchange control restrictions in Portugal on remittances of dividends on our ordinary shares or on the conduct of our operations.

Taxation

        The following is a summary of the material Portuguese and U.S. federal income tax consequences of the ownership of ordinary shares or ADSs by U.S. Holders, as defined below. This discussion does not address all aspects of Portuguese and U.S. federal income taxation that may be relevant to a particular holder based on such holder's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder (i) which owns or has owned (directly, indirectly or through attribution) 10% or more of Portugal Telecom's voting power; (ii) which is a dealer in securities, an insurance company, a bank, a tax-exempt organization, or a partnership or other pass-through entity; (iii) which holds Portugal Telecom's ordinary shares or ADSs as a part of an integrated investment (including a "straddle") comprised of the ordinary shares or ADSs and one or more other positions; or (iv) whose functional currency is not the U.S. dollar. In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws (other than certain Portuguese tax laws). See "—Memorandum and Articles of Association—Transfer of Ordinary Shares, Limitations on Shareholdings" for a description of Portuguese taxes and other costs with respect to the transfer and sale of ordinary shares on the Lisbon Stock Exchange and the deposit of ordinary shares in exchange for ADSs or a withdrawal of ordinary shares in exchange for the cancellation of ADSs. Further, this discussion generally applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets.

        The description of the Portuguese and U.S. federal income tax laws and practices set forth below (i) is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the protocol thereto, hereinafter referred to as the "Tax Treaty" and is subject to changes to those laws and practices and the Tax Treaty subsequent to that date, which changes could be made on a retroactive basis, and (ii) is based in part on the representations of The Bank of New York as depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        As used in this section, the term "U.S. Holder" means a beneficial owner of ordinary shares or of ADSs that is:

  •
  a citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation organized under the laws of the U.S. or of any state thereof or the District of Columbia;

  •
  an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

  •
  a trust (a) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code of 1986, as amended, on the previous day, and elected to continue to be so treated.

        The application of the Tax Treaty, as described below, to U.S. Holders is conditioned upon, among other things, that the U.S. Holder:

  •
  is not a resident of Portugal for purposes of the Tax Treaty;

  •
  if the U.S. Holder is an individual, the holder has a substantial presence in the U.S.;

  •
  is entitled to the benefits of the Tax Treaty under the limitations of benefit provisions contained in Article 17 of the Tax Treaty; and

  •
  does not have a fixed place of business or a permanent establishment in Portugal with which its ownership of ordinary shares or ADSs is effectively connected.

        For purposes of the Tax Treaty and for U.S. federal income and Portuguese tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the underlying ordinary share.

        We urge prospective investors to consult their own tax advisors as to the tax consequences of ownership of the ordinary shares and ADSs, including, in particular, any tax consequences arising under any other applicable tax laws of the United States or Portugal or any other jurisdiction.

Dividends

        Portuguese Taxation.    The general rate of withholding tax on dividends in Portugal is currently 15% for Portuguese residents and 25% for non-residents. The Portuguese Statute of Tax Incentives provides an exemption from withholding tax of 50% of the dividends (net of other tax benefits or exclusions) paid on shares of corporations in a process of privatization occurring before the end of 2002. This benefit applies until the end of the fifth accounting and tax year ending after the date on which the company's privatization is completed. In addition to the general withholding tax requirement, under Portuguese law, dividends paid on ADSs and ordinary shares are currently subject to the further withholding of a substitute gift and inheritance tax at a rate of 5%.

        Based upon the foregoing, dividends paid in 2003 to Portuguese residents are subject to withholding at a tax rate of 12.5% (representing a Portuguese withholding tax of 7.5%, which takes into account the effect of the 50% reduction discussed above, in addition to withholding for the substitute gift and inheritance tax of 5%). In the case of non-residents, the dividends will be subject to withholding at a tax rate of 17.5% (representing Portuguese withholding tax of 12.5%, which takes into account the 50% reduction due to the privatization, mentioned in the preceding paragraph, plus withholding for the substitute gift and inheritance tax of 5%).

        Our entitlement to the reduction discussed above, relating to shares of companies in the process of privatization, has been confirmed by an administrative ruling of the Treasury and Finance Secretary of State. The effective rate of withholding tax pursuant to domestic Portuguese law has changed periodically in recent years and may continue to change.

        Under the Tax Treaty, the rate of withholding tax on dividends distributed to U.S. Holders may not exceed 15% and the rate of withholding with respect to the substitute gift and inheritance tax on dividends distributed to U.S. Holders may not exceed 5%. Since, under current law, Portuguese statutory rates are at or below the Tax Treaty rates, at the present time it is not necessary for U.S. Holders to claim treaty benefits with respect to dividends paid on ordinary shares or ADSs. If the withholding tax rate and substitute gift tax and inheritance tax rate exceed the treaty rates referred to above, then The Bank of New York, as depositary, will use all reasonable efforts to follow the requisite procedures in a manner reasonably satisfactory to us to obtain reduced rates of withholding tax and substitute gift and inheritance tax, as provided under the Tax Treaty, at the time dividends are paid and to facilitate the recovery by U.S. Holders of ADSs of amounts of Portuguese withholding tax and substitute gift and inheritance tax withheld in excess of the Tax Treaty rates, if any.

        U.S. Federal Income Taxation.    Other than certain pro rata distributions discussed below, distributions paid by Portugal Telecom (including the amount of any Portuguese taxes withheld therefrom) will be includible in the gross income of a U.S. Holder as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds Portugal Telecom's current or accumulated earnings and profits as so computed, it will first be treated as a tax-free return of capital and reduce the U.S. Holder's adjusted tax basis in our ordinary shares or ADSs. To the extent such distribution exceeds such adjusted tax basis, it will be treated as gain from the sale of ordinary shares or ADSs. U.S. Holders will not be entitled to claim a dividends received deduction with respect to dividends distributed by us.

        Recently enacted legislation reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-US corporation generally will be considered to be a qualified foreign corporation with respect to dividends paid on its stock if that stock is readily tradable on an established securities market in the United States or if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Conference Report issued by the US Congress in connection with the new legislation states that a non-US corporation will be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive US income tax treaty (other than the US-Barbados tax treaty) that includes an exchange of information program (such as the Tax Treaty) until the Treasury Department issues guidance. Therefore, dividends paid by Portugal Telecom in respect of our ADSs will qualify for the reduced rate. However, until further guidance is issued, no assurance can be given that the reduced rate will apply to dividends paid by Portugal Telecom in respect of our ordinary shares. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each US Holder who is an individual to consult his or her own tax advisor regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.

        The U.S. dollar value of any cash distribution paid in Euros, including the amount of any Portuguese taxes withheld therefrom, will be equal to the U.S. dollar value of the Euros calculated by reference to the spot exchange rate in effect on the date of receipt by The Bank of New York as depositary, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder should not recognize any foreign currency gain or loss if such Euros are converted into U.S. dollars on the day The Bank of New York as depositary receives the Euros. If The Bank of New York as depositary does not convert the Euros into U.S. dollars on the date of receipt, however, a U.S. Holder may recognize gain or loss upon a subsequent sale or other disposition of the Euros (including an exchange of the Euros for U.S. dollars). Such gain or loss, if any, will be ordinary income or loss for U.S. federal income tax purposes and will be U.S. source gain or loss.

        Subject to certain conditions and limitations and to the discussion of the Portuguese substitute gift and inheritance tax in the next paragraph, Portuguese tax withheld with respect to dividend distributions in accordance with Portuguese law will be eligible for credit against a U.S. Holder's federal income tax liability. A U.S. Holder will be denied a foreign tax credit with respect to Portuguese withholding tax on dividends from us if such U.S. Holder has not held the ADSs or ordinary shares for a minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. As an alternative to claiming a foreign tax credit, a U.S. Holder may claim a deduction for Portuguese withholding tax, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. If a U.S. Holder is denied a foreign tax credit because of the holding period requirement described above, however, the U.S. Holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. Holder claimed the foreign tax credit for other taxes in the same taxable year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Portugal Telecom with respect to ordinary shares or ADSs generally will constitute "passive income" (or, in the case of certain holders, "financial services income") for foreign tax credit limitation purposes. Foreign tax credits that were not used due to the foreign tax credit limitation may generally be carried back two years and forward five years, subject to the limitations referred to above. The rules relating to the determination of the foreign tax credit are complex, and therefore, each U.S. Holder is urged to consult with its tax advisor to determine whether and to what extent such holder would be entitled to this credit.

        It is unclear whether the 5% substitute gift and inheritance tax would be considered a creditable foreign income tax or a deductible foreign tax for U.S. federal income tax purposes. Our United States counsel believes that the tax may be considered a creditable foreign income tax or, in certain circumstances, a deductible foreign tax. The U.S. Treasury Department Technical Explanation of the Tax Treaty states that Portugal's characterization of the substitute tax as a gift and inheritance tax does not affect the determination as to whether the tax is creditable for U.S. federal income tax purposes. However, it is possible that the Internal Revenue Service may take the position that the tax is not creditable or deductible for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisors regarding the creditability or deductibility of the Portuguese substitute gift and inheritance tax for U.S. federal income tax purposes.

        Pro rata distributions of ordinary shares to our shareholders (including U.S. Holders of ADSs) generally will not be subject to U.S. federal income tax.

Capital Gains

        Portuguese Taxation.    Capital gains derived by a U.S. Holder from the sale or other disposition of ADSs or ordinary shares (including deposits and withdrawals of ordinary shares in exchange for ADSs) will, under the Tax Treaty, not be subject to Portuguese capital gains tax.

        U.S. Federal Income Taxation.    Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder's tax basis in the ordinary shares or ADSs. Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be considered to be a capital gain or loss and will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year.

        Recently enacted legislation generally reduces to 15% the maximum tax rate for long term capital gains of individuals from the sale of shares through taxable years beginning on or before December 31, 2008.

        Any such gain or loss generally will be U.S. source. Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not be subject to U.S. federal income tax.

Portuguese Gift and Inheritance Taxes

        Transfers of ordinary shares or ADSs by gift or at death will not be subject to Portuguese gift or inheritance taxes.

Reportable Transactions

        Under recently promulgated United States Treasury regulations, US Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of ADSs or ordinary shares, or any related transaction, including without limitation, the disposition of any Euros (or other foreign currency) received as a dividend or as proceeds from the sale of the ADSs or ordinary shares.

U.S. Backup Withholding

        A U.S. Holder may be subject to back-up withholding at applicable rates with respect to dividends paid on or proceeds of the sale or other disposition of an ordinary share or ADS, unless the U.S. Holder (a) is a corporation or comes within certain other exempt categories or (b) provides a taxpayer identification number, certifies as to no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules.

Documents on Display

        We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the Securities and Exchange Commission. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but file reports in relation to material events on Form 6-K.

        Our reports, proxy statements and other information filed by us with the Securities and Exchange Commission may be inspected and copied by the public at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and are also available on the website of the Securities and Exchange Commission at http://www.sec.gov. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

        We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Portuguese GAAP, and our annual report on Form 20-F which includes a reconciliation to U.S. GAAP of net income and shareholders' equity. We also furnish the depositary with six-month reports in English which include audited semi-annual consolidated financial information prepared under Portuguese GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders' meeting it receives. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Securities Exchange Act of 1934 relating to short-swing profit disclosure and liability.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Portugal Telecom most significant market risk exposures are interest rate risk and exchange rate risk and, to a lesser extent, commodity risk. We actively manage interest rate risk and foreign currency exchange rate risk through our regular operating and financing activities as well as through financial derivative instruments.

        Derivative contracts are entered into with major financial institutions, after careful analysis and approval from the Board. We regularly review their market value and risks in order to assess and manage our exposure for market risk.

Interest Rate Risk

        Our policy is to manage interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. During 2002, as European and U.S. interest rates were at their historical lows, we have entered into interest rate swap contracts and have restructured the existing portfolio in order to increase the proportion of our fixed rate debt. We believe that this will reduce the impact of an increase in interest rates on future interest costs.

        As of December 31, 2002, approximately 59.3% of our total indebtedness (or 75.8% of our net debt) carried fixed interest rates, compared to 35.2% at the end of 2001. In the beginning of 2003, the unwinding or cancellation of several interest rate swaps has resulted in an increase of the proportion of fixed rate debt. In this last restructuring, we have managed to simplify our derivatives portfolio. Simultaneously, as the weight of fixed rate debt has increased significantly, we have acquired interest rate floors in order to continue to benefit from any additional decreases in European interest rates.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in the London Interbank Offered Rate (LIBOR), European Interbank Offered Rate (EURIBOR), CDI (Brazil's interest rate) and European Investment Bank (EIB) rates. The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt (the average interest rates presented in the tables below are based upon the actual average interest rate as of December 31, 2002). Nevertheless, we believe that the EIB's interest rates are generally competitive.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all of them have been transferred to Brasilcel, a joint venture equally owned by Portugal Telecom and Telefónica. Most of Brasilcel's subsidiaries' debt is originally denominated in Euros and U.S. dollars. Brasilcel's policy is to hedge against this currency exchange risk and as a result, all of the debt of Portugal Telecom's Brazilian subsidiaries was either Real denominated or has been swapped into Reais, as of December 31, 2002. We remain exposed to exchange rate risk between Brazilian Reais and Euros regarding our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

        Following our policy of reducing the exposure to exchange rate risk regarding long-term debt, we reduced our exposure to the U.S. dollar by a total amount of US$1,514 million during 2002 by unwinding certain derivative contracts and canceling the final exchange component of other derivative instruments. As of December 31, 2002, approximately 5% of our total indebtedness was denominated in U.S. dollars, compared with 31% at the end of 2001 and 52% at the end of 2000 (taking into consideration cross-currency swaps). As of December 31, 2002, the remaining U.S. dollar exposure under derivative contracts at Portugal Telecom amounted to US$218.7 million, maturing in April 2009. However, as a result of certain U.S. dollar loans to TCP (which have been swapped into Reais by TCP to hedge currency exposure) and certain free-standing derivatives contracted by TCP to exchange U.S. dollars for Reais at a pre-defined exchange rate, our consolidated exposure to the U.S. dollar amounted to a negative US$8 million as of December 31, 2002.

Commodity Risk

        We also face commodity risk with regard to our shares in Telefónica and BES. Under Portuguese GAAP, our interests in Telefónica and BES are recorded at their acquisition cost. However, if the market value of such interests was to fall below the acquisition cost, the interests would be recorded at fair value. Under U.S. GAAP, our interests in Telefónica and BES are currently recorded at fair value, with a value of approximately €57.5 million as of December 31, 2002, which implies a potential loss of approximately €2.8 million when compared with the acquisition cost. See Note 40 to our audited consolidated financial statements.

        The following tables provide information about our debt instruments and derivative contracts as of December 31, 2002 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows (unless otherwise stated) and average interest rates by expected maturity dates. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2002.

        The tables reflect our interest in Brasilcel's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts of the instruments, because we proportionally consolidate Brasilcel's assets and liabilities in our balance sheet under Portuguese GAAP as of December 31, 2002. See Note 38 to our audited consolidated financial statements.

        The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Brasilcel.

Debt Sensitivity to Interest rates
(Euro millions)
Expected Maturity Date

	Notes	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		38	42	52	49	63	276	521	527
Average Interest Rate		4.39%	4.39%	4.40%	4.55%	5.03%	5.26%	4.73%
Total EIB Fixed Rate Loans		38	42	52	49	63	276	521	527

Non-EIB Fixed Rate Loans
Loans (€)		1	1	1	1	1	5	13	13
Average Interest Rate		4.50%	4.50%	4.50%	4.50%	4.50%	4.08%	4.41%	—
Loans (€) with associated swaps		—	510	—	—	—	—	510	532
Average Interest Rate		4.58%	4.58%	—	—	—	—	4.58%	—
Bonds (€)		—	—	—	1,000	—	—	1,000	1,052
Average Interest Rate		5.75%	5.75%	5.75%	5.75%	—	—	5.75%
Bonds (€) with associated swaps		—	—	600	—	—	—	600	620
Average Interest Rate		5.02%	5.02%	5.02%	—	—	—	5.02%
Convertible bonds (€)		—	—	—	550	—	—	550	518
Average Interest Rate		2.00%	2.00%	2.00%	2.00%	—	—	2.00%	—
Convertible bonds (€) with associated €/US$ swaps	(1)	—	509	—	—	—	—	509	515
Average Interest Rate		3.88%	3.88%	—	—	—	—	3.88%	—
Loans (US$)		4	—	11	—	11	1	28	18
Average Interest Rate		3.51%	3.59%	3.55%	3.09%	3.01%	2.62%	3.41%	—
Loans (Other currencies)		1	1	1	1	1	8	12	12
Average Interest Rate		4.34%	4.17%	3.95%	3.70%	3.38%	2.61%	3.60%	—
Total Non-EIB Fixed Rate Loans		7	1,022	614	1,553	13	14	3,222	3,280

Total Fixed Rate Debt		45	1,064	666	1,602	76	290	3,743	3,807

Floating Rate Debt
EIB Floating Rate Loans
Loans (€)	(2)	32	32	28	19	19	50	180	180
Average Interest Rate—ref. EIB rates		3.11%	4.33%	4.36%	4.39%	4.40%	4.42%	4.06%	—
Loans (US$)		0	0	10	10	10	41	71	66
Average Interest Rate—ref. EIB rates	(3)	1.24%	1.24%	1.24%	1.24%	1.24%	1.24%	1.24%	—
Total EIB Floating Rate Loans		32	32	38	29	29	90	251	246

Non-EIB Floating Rate Loans
Loans (€)		828	—	62	—	—	2	893	893
Average Spread—ref. Euribor		0.16%	0.25%	0.25%	0.33%	0.33%	0.33%	0.18%	—
Domestic Bond (€) with associated swaps		—	125	—	—	—	—	125	128
Average Spread—ref. Euribor	(4)	0.25%	0.25%	—	—	—	—	0.25%	—
Bonds (€) with associated €/US$ swaps	(5)	—	—	—	—	—	1,008	1,008	1,034
Average Spread—ref. US$ Libor	(6)	0.68%	4.12%	4.56%	4.98%	5.50%	5.65%	n.a.	—
Loans (US$)		9	5	4	3	1	3	26	30
Average Spread—ref. US$ Libor		0.59%	0.61%	0.54%	0.33%	0.38%	0.40%	0.54%	—
Loans (US$) with associated US$/R$ swaps		94	45	9	—0	9	13	169	189
Average Spread—ref. % of CDI		104.56%	100.00%	100.00%	100.00%	100.00%	100.00%	102.33%	—
Loans (Brazilian Real)	(7)	58	(79)	—	—	—	—	(22)	36
Average Spread—ref. % of CDI		117.68%	0.00%	—	—	—	—	117.68%	—
Loans (Brazilian Real)		25	24	28	9	8	—	94	89
Average Spread—ref. TJLP (BRL long term interest rate)		4.96%	5.02%	5.16%	6.00%	6.00%	—	5.13%	—
Loans (BWP)		5	4	4	4	4	2	24	24
Average Spread—ref. BWP (Botswana Prime Rate)		(0.89)%	(0.89)%	(0.89)%	(0.89)%	(0.89)%	(0.89)%	(0.89)%	—
Loans (Other currencies)		1	—	—	—	—	—	1	1
Total Non-EIB Floating Rate Loans		1,018	125	109	17	23	1,028	2,320	2,424

Total Floating Rate Debt		1,050	156	147	47	52	1,118	2,571	2,669

Total Debt		1,094	1,220	813	1,649	129	1,408	6,313	6,476

(1)
Includes €409 million for which interest is calculated on US$ 373 million as a result of swaps.

(2)
Starting in September 2003, floating rates will become fixed rates as a result of swaps.

(3)
The weighted average interest rate is based on the rates in place as of the balance sheet date with no assumed changes.

(4)
Includes €50 million for which the rate (r) to pay will depend on the Euribor, as follows:

        —If Euribor > 6.40%; r = Euribor

        —If 4.50% < Euribor < 6.40%; r = 5.29%

        —If Euribor < 4.50%; r = (5.29% + 4.5%—Euribor)

(5)
€200 million is U.S. dollar denominated debt as a result of €/US$ swaps.

(6)
i) Total interest is calculated on US$ 999 million as a result of swaps.

ii)
Starting in 2004, floating rates will become fixed rates.

(7)
Includes exchange gains from €/R$ swaps maturing in 2004, which reflect the carrying value of those swaps as of December 31, 2002.

Derivatives Sensitivity to Interest Rate Risk
(Euro millions)
Expected Maturity Date(1)

	Notes	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Interest Rate Derivatives
Fixed Rate Payer
Pay fixed Euro, receive fixed Euro swaps		—	100	—	—	—	—	100	(4)
Average Rate Paid		4.37%	4.37%	—	—	—	—	4.37%	—
Average Rate Received		1.48%	1.48%	—	—	—	—	1.48%	—
Pay fixed Euro, receive floating Euro swaps		—	510	600	—	—	—	1,110	(30)
Average Rate Paid		4.82%	4.82%	5.02%	—	—	—	4.86%	—
Average Spread Received—ref. Euribor		0.61%	0.61%	0.75%	—	—	—	0.64%	—
Pay fixed Euro, receive floating Euro forward starting swaps		4	38	35	36	60	318	491	(9)
Average Rate Paid		4.34%	4.34%	4.57%	4.94%	5.03%	5.17%	4.91%	—
Average Spread Received—ref. Euribor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	—
Pay fixed U.S. dollar, receive fixed Euro swaps		—	409	—	—	—	—	409	(11)
Average Rate Paid		3.76%	3.76%	—	—	—	—	3.76%	—
Average Rate Received		1.48%	1.48%	—	—	—	—	1.48%	—
Floating Rate Payer
Pay floating Euro, receive floating Euro swaps		—	50	—	—	—	—	50	(4)
Average Spread Paid—ref. (-Euribor)	(2)	9.79%	9.79%	—	—	—	—	9.79%	—
Average Spread Received—ref. Euribor		0.25%	0.25%	—	—	—	—	0.25%	—
Pay floating U.S. dollar, receive fixed Euro swaps		—	—	—	—	—	1,000	1,000	(38)
Average Spread Paid—ref. US$ Libor	(3)	0.68%	4.12%	4.56%	4.98%	5.50%	5.65%	n.a.	—
Average Rate Received		4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	—
Pay floating Brazilian Real, receive floating Euro swaps		—	760	—	—	—	—	760	76
Average Spread Paid—ref. % of CDI		103.76%	103.76%	—	—	—	—	103.76%	—
Average Spread Received—ref. Euribor		3.20%	3.20%	—	—	—	—	3.20%	—
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		223	95	18	4	18	19	378	29
Average Spread Paid—ref. % of CDI		103.98%	100.00%	100.00%	100.00%	100.00%	100.00%	102.18%	—
Average Rate Received		18.25%	14.72%	13.46%	13.47%	13.52%	13.48%	16.37%	—
Pay floating in U.S. dollar (US$/R$ hedge with associated US$/R$ options sold)		—	—	—	267	—	—	267	—
Average Spread Paid—ref. % of CDI		38.00%	38.00%	38.00%	38.00%	—	—	38.00%	—
Average Rate Received		—	—	—	—	—	—	0.00%	—

(1)
All the amounts refer to the notional amounts of derivatives.

(2)
The rate (r) to pay will depend on the Euribor, as follows:

        —If Euribor > 6.40%; r = Euribor

        —If 4.50% < Euribor < 6.40%; r = 5.29%

        —If Euribor < 4.50%; r = (5.29% + 4.5%—Euribor)

(3)
Starting in 2004, floating rates will become fixed rates.

Debt Sensitivity to Exchange Rates
(Euro millions)
Expected Maturity Date

	Notes	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities exposure to Non-European Monetary Union currencies
Exposure to the Euro/U.S. dollar exchange rate
Convertible bonds (Euro) with associated €/US$ swaps	(1)	—	509	—	—	—	—	509	515
Average Interest Rate		3.88%	3.88%	—	—	—	—	3.88%	—
Bonds (Euro) with associated €/US$ swaps	(2)	—	—	—	—	—	1,008	1,008	1,034
Average Spread—ref. US$ Libor	(3)	0.68%	4.12%	4.56%	4.98%	5.50%	5.65%	n.a.	—
Loans (U.S. dollar)		4	—	11	—	11	1	28	18
Average Interest Rate		3.51%	3.59%	3.55%	3.09%	3.01%	2.62%	3.41%	—
Loans (U.S. dollar)		—	—	10	10	10	41	71	66
Average Interest Rate—ref. EIB rates	(4)	1.24%	1.24%	1.24%	1.24%	1.24%	1.24%	1.24%	—
Loans (U.S. dollar)		9	5	4	3	1	3	26	30
Average Spread—ref. US$ Libor		0.59%	0.61%	0.54%	0.33%	0.38%	0.40%	0.54%	—
Exposure to the Euro/Real exchange rate
Loans (Brazilian Real)	(5)	58	(79)	—	—	—	—	(22)	36
Average Spread—ref. % of CDI		117.68%	—	—	—	—	—	117.68%	—
Loans (Brazilian Real)		25	24	28	9	8	—	94	89
Average Spread—ref. TJLP (BRL long term interest rate)		4.96%	5.02%	5.16%	6.00%	6.00%	—	5.13%	—
Exposures to other currencies exchange rates
Loans (BWP)		5	4	4	4	4	2	24	24
Average Spread—ref. BWP (Botswana Prime Rate)		(0.89)%	(0.89)%	(0.89)%	(0.89)%	(0.89)%	(0.89)%	(0.89)%	—
Loans (Other currencies)		1	1	1	1	1	8	12	12
Average Interest Rate		4.34%	4.17%	3.95%	3.70%	3.38%	2.61%	3.60%	—
Loans (Other currencies) with floating interest rates		1	—	—	—	—	—	1	1
Exposure to the U.S. dollar/Real exchange rate
Loans (U.S. dollar) with associated US$/R$ swaps		94	45	9	—	9	13	169	189
Average Spread—ref. % of CDI		104.56%	100.00%	100.00%	100.00%	100.00%	100.00%	102.33%	—

(1)
Includes €409 million for which interest is calculated on US$ 373 million as a result of swaps.

(2)
€200 million is U.S. dollar denominated debt as a result of €/US$ swaps.

(3)
Total interest is calculated on US$999 million as a result of swaps.

(4)
The weighted average interest rate is based on the rates in place as of the balance sheet date with no assumed changes.

(5)
Includes exchange gains from €/R$ swaps maturing in 2004, which reflect the carrying value of those swaps as of December 31, 2002.

Derivatives Sensitivity to Exchange Rate Risk
(Euro millions)
Expected Maturity Date(1)

	Notes	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Exchange Rates Derivatives
Exposure to the Euro/U.S. dollar exchange rate
Pay fixed U.S. dollar, receive fixed Euro swaps		—	409	—	—	—	—	409	(11)
Average Rate Paid		3.76%	3.76%	—	—	—	—	3.76%	—
Average Rate Received		1.48%	1.48%	—	—	—	—	1.48%	—
Pay floating U.S. dollar, receive fixed Euro swaps		—	—	—	—	—	1,000	1,000	(38)
Average Spread Paid—ref. US$ Libor	(2)	0.68%	4.12%	4.56%	4.98%	5.50%	5.65%	n.a.	—
Average Rate Received		4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	4.57%	—
Exposure to the EUR/BRL exchange rate
Pay floating Brazilain Real, receive floating Euro swaps		—	760	—	—	—	—	760	76
Average Spread Paid—ref. % of CDI		103.76%	103.76%	—	—	—	—	103.76%	—
Average Spread Received—ref. Euribor		3.20%	3.20%	—	—	—	—	3.20%	—
Exposure to the USD/BRL exchange rate
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		223	95	18	4	18	19	378	29
Average Spread Paid—ref. % of CDI		103.98%	100.00%	100.00%	100.00%	100.00%	100.00%	102.18%	—
Average Rate Received		18.25%	14.72%	13.46%	13.47%	13.52%	13.48%	16.37%	—
Pay floating in U.S. dollar (US$/R$ hedge with associated US$/R$ options sold)		—	—	—	267	—	—	267	—
Average Spread Paid—ref. % of CDI		38.00%	38.00%	38.00%	38.00%	—	—	38.00%	—
Average Rate Received		0.00%	0.00%	0.00%	0.00%	—	—	0.00%	—

(1)
All the amounts refer to the notional amounts of derivatives.

(2)
Starting in 2004, floating rates will become fixed rates.

Fair Value of Derivatives Contracts in 2002
(Euro millions)

Fair value of contracts outstanding at December 31, 2001	(243.8)
Contracts realized or otherwise settled during 2002	(9.0)
Fair value of new contracts entered into during 2002	(64.0)
Other changes in fair values (due to restructuring of existing contracts and change of market conditions)	375.3

Fair values of contracts outstanding at December 31, 2002	58.5
Effect of Brasilcel's proportional consolidation and exclusion of TCP from full consolidation	(49.2)

Fair values of contracts outstanding at December 31, 2002, with Brasilcel proportional consolidation	9.3

Fair Value of Derivatives Contracts in 2002
(Euro millions)
Expected Maturity Date

	Fair Value of Contracts as of December 31, 2002—Expected Maturity
Source of Fair Value	Less than 1 year	1-3 years	4-5 years	Thereafter	Total Fair Value
Prices actively quoted	—	—	—	—	—
Prices provided by other external sources	—	26.1	(1.8)	(44.5)	(20.1)
Prices based on models and other valuation methods	12.8	12.2	2.3	2.1	29.5

Total	12.8	38.3	0.6	(42.4)	9.3

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        We are not required to provide the information called for by Item 12.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

        An evaluation was performed under the supervision and with the participation of Portugal Telcom's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Portugal Telecom's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days before the filing date of this annual report. Based on that evaluation, Portugal Telecom's management, including the CEO and CFO, concluded that its disclosure controls and procedures were effective to ensure that material information relating to Portugal Telecom and its consolidated subsidiaries was made known to them by others within Portugal Telecom and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared. Nevertheless, we have identified areas for improvement in our internal controls and procedures and we are in the process of making such improvements. There have been no significant changes in Portugal Telecom's internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. Pursuant to the SEC guidance on disclosure controls and procedures, we established a Disclosure Committee with the goal of defining, documenting and communicating adequate disclosure procedures and financial reporting, as well as reviewing all public releases of information. The disclosure committee is comprised of the following officers: Luís Manuel da Costa de Sousa de Macedo (Secretary General of the Company and chairman of this committee), Manuel Francisco Rosa da Silva (Chief Planning and Control Officer), Francisco José Meira Silva Nunes (Chief Reporting and Accounting Officer), Carlos Manuel Mendes Fidalgo Moreira da Cruz (Chief Financing and Treasury Officer) and Vitor José Gama Sequeira (Head of Investor Relations).

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        We are not required to provide the information called for by Item 16A in this annual report.

ITEM 16B—CODE OF ETHICS

        We are not required to provide the information called for by Item 16B in this annual report.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        We are not required to provide the information called for by Item 16C in the annual report.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements".

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 23, 2002, effective May 22, 2002, together with an English translation thereof is incorporated by reference to Exhibit 1.1 to Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, is incorporated by reference to Exhibit A to Portugal Telecom, S.A.'s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003 among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited.
2.3
Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.
2.4
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Espírito Santo de Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited, Tokyo-Mitsubishi International plc and UBS A.G. acting through its business group UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.5
Third Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.6
Keep Well Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., is incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.7
Amended and Restated Programme Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited and UBS A.G. acting through its division UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.8
Second Supplemental Trust Deed in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.9
Keep Well Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., is incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.10
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, is incorporated by reference to Exhibit 10.15 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.
2.11
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, S.A., is incorporated by reference to Exhibit 10.16 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.
2.12
Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, is incorporated by reference to Exhibit 2.11 of Portugal Telecom, S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999.

2.13
Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, S.A., is incorporated by reference to Exhibit 2.12 of Portugal Telecom, S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999.
4.1
Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, S.A. and Telesp Celular S.A. (English translation), is incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
4.2
Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, is incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
4.3	Shareholders Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V.
4.4	Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V.
4.5
English language summary of the Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência.
4.6
English language summary of the Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações.
8.1	List of Significant Subsidiaries.
10.1	Section 906 Certification of Chief Executive Officer.
10.2	Section 906 Certification of Chief Financial Officer.

        There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests. Certain sections of Exhibits 4.3 and 4.4 have been intentionally omitted pursuant to a request for confidentiality made by us to the Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. We have separately filed the confidential information with the Commission on a confidential basis. Omitted information has been marked with an asterisk: *.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Portugal Telecom, SGPS, S.A.

        We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and its subsidiaries (together, the "Company") as of December 31, 2002 and 2001, the related consolidated statements of profit and loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in Portugal and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Portugal.

        Accounting principles generally accepted in Portugal vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity as of December 31, 2002, 2001 and 2000 to the extent summarized in Notes 38, 39 and 40 to the consolidated financial statements. As explained in Note 38 (y) to the consolidated financial statements, the reported amounts of shareholders' equity at December 31, 2001 and 2000 and in net income for the years then ended, as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for the effects of the translation of goodwill in foreign subsidiaries and of the adjustment to the minimum pension liability.

        Our audits also included the translation of euro amounts into United States dollar amounts, and, in our opinion, such translation has been made in conformity with the basis stated in Note 4. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte & Touche, S.A.

Lisbon, Portugal
March 3, 2003, except for Notes 39 and 40, as to which the date is June 30, 2003.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Amounts stated in Euros—€ and U.S. Dollar—US$)

		December 31,
	Notes	2002	2002	2001
		US$	€	€
Current Assets:
Cash and cash equivalents		370,543,363	353,403,303	517,446,257
Short-term investments	5	2,016,375,165	1,923,104,592	774,026,701
Accounts receivable—trade, net:
Third parties	6	1,060,392,256	1,011,342,161	1,105,155,002
Accounts receivable—other, net:
Third parties	7	447,404,027	426,708,657	372,398,897
Affiliates	7	33,790,972	32,227,918	19,197,346
Inventories, net	8	157,048,393	149,783,875	132,001,128
Deferred tax assets—current	29	859,724,369	819,956,480	589,579,495
Prepaid expenses and other current assets	9	140,909,517	134,391,528	118,338,096

Total current assets		5,086,188,062	4,850,918,514	3,628,142,922

Investments, net	10	394,605,835	376,352,728	2,000,267,381
Fixed Assets, net	11	4,797,743,758	4,575,816,650	5,491,278,447
Intangible Asset—Post Retirement Benefits	3.g)	—	—	761,854,381
Intangible Assets, net—Other	12	3,112,730,096	2,968,745,919	4,934,428,060
Deferred Tax—Non-Current Assets	29	919,859,194	877,309,675	500,531,532
Other Non-Current Assets, net	7	80,716,774	76,983,094	319,752,527

Total assets		14,391,843,719	13,726,126,580	17,636,255,250

Current Liabilities:
Short term debt and current portion of medium and long-term debt	13	1,147,432,072	1,094,355,815	1,319,290,673
Accounts payable—trade:
Third parties		690,741,273	658,789,960	546,687,890
Affiliates		1,470,445	1,402,427	13,148,026
Accounts payable—other:
Third parties	14	472,475,159	450,620,085	586,643,635
Affiliates		2,399,604	2,288,607	701,796
Accrued expenses	15	482,483,661	460,165,628	471,123,380
Taxes payable	16	74,521,145	71,074,053	153,576,386
Deferred tax liabilities—current	29	46,364,717	44,220,045	43,367,887
Deferred income	17	183,571,475	175,080,091	105,497,634

Total current liabilities		3,101,459,551	2,957,996,711	3,240,037,307

Long-Term Debt	13	5,472,234,390	5,219,107,668	5,428,297,757
Accrued Post Retirement Liability	30.3	1,112,937,941	1,061,457,264	1,810,043,795
Deferred Income—Investment Subsidies	3.l)	53,544,121	51,067,354	63,110,928
Deferred Income—Post Retirement Benefits	3.g)	—	—	22,954,766
Deferred Tax Liabilities—Non-Current	29	376,464,400	359,050,453	577,331,617
Other Non-Current Liabilities	18	544,110,075	518,941,416	1,107,741,931

Total liabilities		10,660,750,478	10,167,620,866	12,249,518,101

Minority Interests	19	468,869,786	447,181,484	1,219,954,042

Shareholders' Equity:
Share capital	20	1,315,117,823	1,254,285,000	1,254,285,000
Capital issued premium	20	2,253,818,903	2,149,565,000	2,149,565,000
Legal reserve	20	151,177,225	144,184,287	128,814,507
Other reserves and retained earnings		1,508,424,877	1,438,650,337	1,771,676,915
Cumulative foreign currency translation adjustments		(2,376,337,377)	(2,266,416,192)	(944,948,774)
Net income		410,022,004	391,055,798	(192,609,541)

Total equity		3,262,223,455	3,111,324,230	4,166,783,107

Total liabilities and shareholders' equity		14,391,843,719	13,726,126,580	17,636,255,250

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in Euro—€ and U.S. Dollar—US$)

		Year ended December 31,
	Notes	2002	2002	2001	2000
		US$	€	€	€
Operating Revenues:
Services rendered	21	5,190,961,855	4,950,845,832	4,976,310,428	4,329,809,249
Sales of merchandise and products	21	515,893,958	492,030,480	613,477,704	684,718,283
Telephone directories	21	145,905,913	139,156,808	136,786,165	131,723,000

Total operating revenues		5,852,761,726	5,582,033,120	5,726,574,297	5,146,250,532

Operating Costs and Expenses:
Wages and salaries	22	728,471,972	694,775,367	668,638,240	578,131,443
Post retirement benefits	30.4	192,098,896	183,213,062	140,677,528	103,443,790
Costs of telecommunications	23	653,151,189	622,938,664	715,099,148	470,683,614
Depreciation and amortization	11 and 12	1,009,521,892	962,824,885	956,208,793	1,021,475,957
Subsidies		(33,048,572)	(31,519,859)	(36,781,131)	(38,106,019)
Maintenance and repairs		135,516,925	129,248,379	120,110,278	105,731,747
Own work capitalized		(119,564,421)	(114,033,783)	(179,349,158)	(133,888,345)
Raw materials and consumables		101,896,362	97,182,987	139,078,586	97,308,584
Costs of products sold		485,103,678	462,664,452	619,849,449	658,050,274
Telephone directories		96,513,379	92,049,002	89,182,839	87,121,204
Marketing and publicity		114,090,294	108,812,870	141,990,448	157,486,932
Concession rent	34.d)	18,849,253	17,977,351	14,524,283	22,725,478
Other general and administrative	24	968,670,693	923,863,322	997,141,894	846,970,141
Provision for doubtful receivables, inventories and other		139,202,339	132,763,318	130,713,769	188,599,105
Other net operating income		(47,453,387)	(45,258,357)	(45,323,661)	(52,004,892)
Taxes other than income taxes		81,615,837	77,840,569	87,032,366	95,743,660

Total operating costs and expenses		4,524,636,329	4,315,342,229	4,558,793,671	4,209,472,673

Operating Income		1,328,125,397	1,266,690,891	1,167,780,626	936,777,859

Other Expenses (Income):
Interest expenses		475,208,864	453,227,338	503,333,942	400,287,684
Other financing expenses	25	442,427,769	421,962,584	579,806,898	219,872,264
Interest income		(268,590,570)	(256,166,495)	(203,390,860)	(142,762,653)
Other financing income	26	(267,465,332)	(255,093,307)	(162,428,004)	(83,672,636)
Gains/(losses) on sales and disposals of fixed assets, net		(4,158,974)	(3,966,594)	(12,692,979)	(17,461,314)
Equity accounting in losses of affiliated companies, net	10	168,675,707	160,873,350	381,339,934	43,318,252
Work force reduction program costs	30.4	56,306,462	53,701,919	183,877,898	252,728,516
Other non-operating expenses/(revenues), net		24,117,949	23,002,337	(22,486,449)	4,188,283
Extraordinary Items	27	16,377,872	15,620,288	281,083,805	(496,405,883)

Income Before Income Taxes		685,225,650	653,529,471	(360,663,559)	756,685,346
Provision for income taxes	29	(353,443,412)	(337,094,337)	(174,595,736)	(258,626,930)

Consolidated Net Income Before Minority Interests		331,782,238	316,435,134	(535,259,295)	498,058,416
Loss / (income) applicable to minority interests	19	78,239,766	74,620,664	342,649,754	42,268,366

Consolidated Net Income / (Loss)		410,022,004	391,055,798	(192,609,541)	540,326,782

Earnings per Share and ADS(USD/EUR)		0,33	0,31	(0,15)	0,45

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002

(Amounts stated in Euro)

	Share capital	Capital issued premium	Own shares	Legal reserve	Revaluation reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings
Balances as of December 31, 1999	1,045,000,000	617,500,000	(11,148,556)	77,066,106	575,528,430	389,067,219	(490,794,705)	556,732,951

Share capital increase	156,750,000	—	—	—	—	—	—	—
Premium on share capital issued	—	1,316,700,000	—	—	—	—	—	—
Acquisition and sales of treasury shares, net	—	—	1,072,391	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	(208,497,521)
Distribution of profits to employees	—	—	—	—	—	—	—	(6,484,373)
Earnings allocated to reserves	—	—	—	24,724,184	—	164,216,907	—	(188,941,091)
Foreign currency translation adjustments	—	—	—	—	—	—	(178,850,994)	—
Non distributed dividends on threasury shares	—	—	—	—	—	—	—	132,680
Gains on the sale of threasury shares	—	—	—	—	—	1,259,764	—	—
Portugal Telecom Comunicações split	—	—	—	—	(575,528,430)	317,203,101	—	258,325,330
Other adjustments	—	—	—	—	—	60,699,513	—	(79,943,194)
Net income—2000	—	—	—	—	—	—	—	540,326,782

Balances as of December 31, 2000	1,201,750,000	1,934,200,000	(10,076,165)	101,790,290	—	932,446,504	(669,645,699)	871,651,564

Share capital increase	52,535,000	(24,035,000)	—	—	—	—	—	—
Premium on share capital issued	—	239,400,000	—	—	—	—	—	—
Acquisition and sales of treasury shares, net	—	—	10,076,165	—	—	—	—	—
Earnings allocated to reserves	—	—	—	27,024,217		383,174,264	—	(410,198,481)
Foreign currency translation adjustments	—	—	—	—	—	—	(275,303,075)	—
Gains on the sale of own shares	—	—	—	—	—	2,463,102	—	—
Merge of PT Investimentos	—	—	—	—	—	(33,254,956)	—	33,254,956
Initial recognition of deferred taxes	—	—	—	—	—	598,327,719	—	(600,634,543)
Other adjustments	—	—	—	—	—	51,882,480	—	(57,435,694)
Net loss—2001	—	—	—	—	—	—	—	(192,609,541)

Balances as of December 31, 2001	1,254,285,000	2,149,565,000	—	128,814,507	—	1,935,039,113	(944,948,774)	(355,971,739)

Earnings allocated to reserves	—	—	—	15,369,780	—	—	—	(15,369,780)
Foreign currency translation adjustments(1)	—	—	—	—	—	—	(1,321,467,418)	—
Gains on the sale of own shares	—	—	—	—	—	(2,400,223)	—	—
Dividends paid	—	—	—	—	—	—	—	(125,428,500)
Other adjustments(2)	—	—	—	—	—	87,358,287	—	(84,576,821)
Net income—2002	—	—	—	—	—	—	—	391,055,798

Balances as of December 31, 2002	1,254,285,000	2,149,565,000	—	144,184,287	—	2,019,997,177	(2,266,416,192)	(190,291,042)

(1)
This caption results primarilly from the translation of the Brazilian investments.

(2)
The adjustment made to other reserves and retained earnings, is basically a transfer between both captions, and represents the difference between the 2001 results of the subsidiary and affiliated companies considered in the application of the equity method of accounting and the dividends distributed by these entities during 2002, amounting to €84,652,031.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated of Euros—€ and U.S. Dollar—US$)

	Year ended December 31,
	2002	2002	2001	2000
	US$	EUR	EUR	EUR
OPERATING ACTIVITIES:
Collections from clients	6,838,082,859	6,521,776,690	6,192,127,487	5,483,843,156
Payments to suppliers	(3,083,089,720)	(2,940,476,605)	(3,166,127,437)	(2,757,286,073)
Payments to employees	(800,842,354)	(763,798,144)	(714,043,254)	(666,254,062)

Cash flow from operations	2,954,150,785	2,817,501,941	2,311,956,796	2,060,303,021
Payments relating to income taxes	(303,154,621)	(289,131,732)	(290,713,747)	(229,362,411)
Other payments relating to operating activities, net	(403,642,003)	(384,970,914)	(507,491,566)	(424,110,567)

Cash flow before non operating captions	2,247,354,161	2,143,399,295	1,513,751,483	1,406,830,043
Receivables relating to non recurring items	45,188,689	43,098,416	33,417,607	701,689
Payments relating to non recurring items	(98,741,651)	(94,174,202)	(71,725,604)	(49,921,118)

Cash flow from operating activities(1)	2,193,801,199	2,092,323,509	1,475,443,486	1,357,610,614

INVESTING ACTIVITIES:
Cash receipts resulting from:
Financial investments	1,375,248,840	1,311,634,564	432,174,704	1,035,449,887
Tangible fixed assets	30,446,468	29,038,119	95,702,446	88,298,150
Intangible assets	—	—	17,652	102,827
Subsidies for investments	205,808	196,288	2,770,745	9,799,155
Interest and related income	257,836,544	245,909,913	158,241,121	121,937,524
Dividends	21,740,299	20,734,668	19,114,831	22,836,602
Other	18,476,988	17,622,306	21,537,893	3,350,169

	1,703,954,947	1,625,135,858	729,559,392	1,281,774,314

Payments resulting from:
Financial investments	(336,927,602)	(321,342,491)	(1,690,145,409)	(1,915,372,950)
Fixed assets	(897,499,230)	(855,984,006)	(1,211,442,106)	(1,147,377,896)
Intangible assets	(376,035,334)	(358,641,234)	(24,597,468)	(208,169,454)
Advance for the acquisition of a financial investment	(993,403,234)	(947,451,821)	(331,923,416)	(353,988,335)
Other investments	(158,683,228)	(151,343,088)	—	(78,929)

	(2,762,548,628)	(2,634,762,640)	(3,258,108,399)	(3,624,987,564)

Cash flow from investing activities(2)	(1,058,593,681)	(1,009,626,782)	(2,528,549,007)	(2,343,213,250)

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	14,109,901,737	13,457,226,263	14,005,233,673	9,813,944,723
Increases in share capital and paid-in surplus	184,991,958	176,434,867	,129,696,665	1,515,951,346
Sale of treasury shares	35,963,478	34,299,931	60,697,659	13,493,640
Subsidies	733,563	699,631	324,479	364,215
Other	50,835	48,484	1,404,737	406,298

	14,331,641,571	13,668,709,176	14,197,357,213	11,344,160,222

Payments resulting from:
Loans repaid	(14,126,144,817)	(13,472,717,994)	(11,775,883,397)	(9,490,961,983)
Lease rentals (principal)	(4,337,222)	(4,136,597)	(3,650,245)	(1,028,042)
Interest and related expenses	(531,138,032)	(506,569,415)	(464,132,421)	(426,638,144)
Dividends	(135,294,203)	(129,035,959)	(37,825,479)	(268,637,185)
Acquisition of treasury shares	(44,244,323)	(42,197,733)	(61,256,697)	(23,818,235)
Other	(132,827)	(126,683)	(14,755,367)	(2,064,372)

	(14,841,291,424)	(14,154,784,381)	(12,357,503,606)	(10,213,147,961)

Cash flow from financing activities(3)	(509,649,853)	(486,075,205)	1,839,853,607	1,131,012,261

Variation of cash and equivalents(4)=(1)+(2)+(3)	625,557,665	596,621,522	786,748,086	145,409,625
Effect of exchange differences	(47,404,357)	(45,211,595)	(34,402,524)	(5,150,256)
Effect of Brasilcel consolidation	508,953,068	485,410,651	—	—
Cash and equivalents at the beginning of the period	1,290,936,524	1,231,222,245	472,704,669	315,278,384

Cash and equivalents at the end of the period	2,378,042,900	2,268,042,823	1,225,050,231	455,537,753

The accompanying notes form an integral part of these financial statements.

	December, 31
	2002	2002	2001	2000
	US$	EUR	EUR	EUR
DETAIL OF CASH AND EQUIVALENTS:
Cash	7,906,081	7,540,373	4,269,190	6,032,928
Bank deposits	362,637,282	345,862,930	513,177,067	354,287,440
Short-term investments	2,016,375,165	1,923,104,592	774,026,701	111,930,965

Cash, bank deposits and treasury applications as stated in the balance sheet	2,386,918,528	2,276,507,895	1,291,472,958	472,251,333
Other treasury elements:
Bank overdrafts	(8,875,628)	(8,465,072)	(66,422,727)	(16,713,580)

Cash and equivalents	2,378,042,900	2,268,042,823	1,225,050,231	,455,537,753

        The following represents statements of cash flows prepared under IAS7 reflecting the reclassification of cash acquired from purchased entities as a cash flow from investing activity, rather than as part of the beginning balance of cash and cash equivalents, as considered under Portuguese GAAP.

	December, 31
	2002	2002	2001	2000
	US$	EUR	EUR	EUR
Statements of cash flows:
Cash flows from operating activities	2,193,801,199	2,092,323,509	1,475,443,486	1,357,610,614
Cash flows from investing activities	(1,052,122,324)	(1,003,454,768)	(2,511,382,091)	(2,341,194,181)
Cash flows from financing activities	(509,649,853)	(486,075,205)	1,839,853,607	1,131,012,261
Effect on cash flows from movements in foreign exchange	(47,404,357)	(45,211,595)	(34,402,524)	(5,150,256)
Effect of Brasilcel consolidation	508,953,068	485,410,651	—	—

Total movements in "Cash and cash equivalents"	1,093,577,733	1,042,992,592	769,512,478	142,278,438
Beginning "Cash and cash equivalents" balance	1,284,465,167	1,225,050,231	455,537,753	313,259,315

Ending "Cash and cash equivalents" balance	2,378,042,900	2,268,042,823	1,225,050,231	455,537,753

Note 1:
The balance of cash and equivalents at the end of the year 2002 and 2001 differs from the balance of cash and equivalents at the beginning of the succeeding year as a result of changes in the consolidation perimeter.
Note 2:
The effect of Brasilcel consolidation relates to the proportional consolidation of 50% of cash and cash equivalents of Brasilcel instead of the full consolidation of cash and cash equivalents of Telesp Celular Participações.

The accompanying notes form an integral part of this financial statements.

PORTUGAL TELECOM, SGPS, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

(Amounts stated in Euro—€ and United States Dollars—US$,
except for all share or ADS data)

1.    Introduction

a)    Parent Company

        Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., "Portugal Telecom") was incorporated on June 23, 1994 as a result of the merger, effective as of January 1, 1994, of Telecom Portugal, S.A. ("TP"), Telefones de Lisboa e Porto, S.A. ("TLP") and Teledifusora de Portugal, S.A. ("TDP").

        The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

        Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies ("the Group" or "the Company") in rendering a comprehensive range of telecommunications, multimedia and media services in Portugal and other countries, including in Brazil.

        In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95 of February 15, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. In accordance with Decree-Law 219/2000, of September 9, and the internal reorganization of the Group, the Concession Contract was transferred to PT Comunicações, S.A. ("PT Comunicações"). In exchange for the concession, PT Comunicações has been paying an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the concession, after deduction of losses incurred in meeting the universal service obligation and certain other items.

        On December 11, 2002, according to the terms of Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network"). The total consideration paid to the Portuguese State for this acquisition was € 365 millions, including the rent for year 2002 amounting to € 16,604,413 (Note 34.d)). The above mentioned Modifying Agreement introduced some major changes to the Concession, as follows: i) the annual rent payable to the Portuguese State was terminated; ii) termination of the reversibility principle applicable to the concession assets, by the end of the Concession period; and iii) new compensation rules regarding potential to be losses incurred by PT Comunicações in the provision of television transmission, telex, telegraph and mobile maritime services.

        Mobile services in Portugal are provided by TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"). On December 19, 2000 TMN obtained a license to operate a universal mobile telecommunications system ("UMTS") upon payment of € 99,759,579, which was recorded as an intangible asset.

        Data transmission services in Portugal are provided through PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime"). This company is also an Internet Service Provider ("ISP") for large clients.

        ISP services for residential clients are provided by Telepac II—Comunicações Interactivas, S.A. ("Telepac"), a subsidiary of PT Multimédia.com—Serviços de Acesso à Internet, SGPS, S.A. ("PTM.com"). PTM.com also provides, through its subsidiaries, services relating to the conception of publicity, publicity space and information on Internet portals.

        Through its operator TV Cabo Portugal, S.A. ("TV Cabo Portugal"), the Company renders cable and satellite television services in mainland Portugal, Madeira and the Azores.

        Lusomundo—Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo"), through its subsidiaries, provides media services in Portugal, namely editing and selling video cassettes, the distribution of movies and the editing and publishing of large circulation newspapers. Additionally, Lusomundo operates a large network of cinemas in Portugal.

        In Brazil the Group provided mobile services in the State of São Paulo, through Telesp Celular, S.A. ("Telesp Celular") and in the States of Paraná and Santa Catarina, through Global Telecom, S.A. ("Global Telecom").

        On December 27, 2002, Portugal Telecom and Telefónica completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. ("Brasilcel"). Brasilcel provides mobile services in the Brazilian States of São Paulo (through Telesp Celular), Paraná e Santa Catarina (through Global Telecom), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Telest Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.) and Rio Grande do Sul (through Celular CRT, S.A.). These operations cover about 14 million clients, in an area that represents 70% of the Brazilian GDP and 90 million people.

        Portugal Telecom's contribution to Brasilcel was made through PT Móveis, SGPS, S.A. ("PT Móveis") and comprised the following financial investments:

  •
  42.58% of Telesp Celular Participações, S.A. ("Telesp Celular Participações");

  •
  100% of Intertelecom, Lda;

  •
  100% of Ptelecom Brasil, S.A.;

  •
  100% of Portelcom Fixa, S.A.;

  •
  60.15% of Portelcom Participações, S.A.; and

  •
  2.08% of Celular CRT Participações, S.A.

2.    Basis of Presentation

        The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies listed below, which include adjustments and reclassifications in order to conform to the Company's accounting policies. The consolidated financial statements are presented in Euro, in accordance with generally accepted accounting principles in Portugal

("Portuguese GAAP"), which consider that, for certain situations not specifically addressed by these standards, International Accounting Standards ("IAS") should apply. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "SEC").

        The preparation of the financial statements in conformity with Portuguese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

a)    Consolidation Principles

  •
  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1.). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are eliminated in consolidation.

  •
  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2.) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at acquisition cost, with differences between the cost and the proportional equity acquired, subsequently amortizaed during the period estimated to recover the investement. The initial difference, if negative, is recorded directly in equity under other reserves; if positive, it is recorded as an intangible asset under goodwill. Investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom's share of the results and other changes in shareholders' equity of those associated companies. Dividends received from associated companies are recorded as a reduction to the balance of investments in associated companies. In relation to affiliated companies with a negative shareholders' equity position, the Company records a Provision under provision for other risks and costs in the balance sheet. The loans granted to associated companies are recorded at nominal values.

  •
  Investments in other companies (participation of less than 20%) are recorded at cost. The loans granted, are recorded at nominal value, less provisions for estimated losses, where applicable.

  •
  Investnews, S.A. ("Investnews") and Distodo—Distribuição e Logística, Lda. ("Distodo"), companies owned 50% by PT Multimédia.com Brasil, Ltd. ("PT Multimédia.com Brasil") and Lusomundo—Serviços, SGPS, S.A. ("Lusomundo Serviços"), respectively, were consolidated by the proportional method, since management decided that this method is the most appropriate for these investments in the present circumstances (Exhibit I.4).

  •
  On December 27, 2002, Portugal Telecom and Telefónica transferred 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel. As a result, Portugal Telecom's consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel's assets and liabilities, although Portugal Telecom's consolidated profit and loss statement still includes the full consolidation of the results of Telesp Celular Participações and not the proportional consolidation of Brasilcel's results.

b)    Changes in the Consolidated Group

        The main changes in the consolidated Group in the year of 2002 are summarized in Exhibit II.

c)     Comparability of Financial Statements

        The consolidated financial statements as of and for the year ended December 31, 2002, are not fully comparable with the consolidated financial statements as of and the same period of 2001, for the following reasons:

  •
  As mentioned above, due to the contributions made by Portugal Telecom to Brasilcel on December 27, 2002, Portugal Telecom's consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel's assets and liabilities instead of full consolidation of Telesp Celular Participações' assets and liabilities.

  •
  As of 31 December, 2002 and as permitted by IAS No. 19, the Group recognized its unfunded post retirement liabilities net of the related deferred costs and income. These deferrals are mainly related with the transition obligation and actuarial losses and gains. In previous years, deferred costs and income related with post retirement benefits were recorded separately in Portugal Telecom's consolidated balance sheet. As a result of this change, intangible assets and deferred income were reduced by € 943 090 275 and € 19 753 842, respectively, and the accrued post retirement liability was reduced by € 923 336 433.

d)    Consolidated financial statements as of December 21, 2001

        The Auditors' Report on the Company's Portuguese consolidated financial statements as of December 31, 2001 was qualified with respect to the lack of information to conclude as to the ability of the Company to recover the goodwill generated on the acquisition of its investments in Telesp Celular Participações.

        United States Securities Regulations do not currently allow the filing of qualified financial statements with the US SEC. Subsequent to the statutory approval of its Portuguese consolidated financial statements as of December 31, 2001, the Company has obtained relevant information to conclude as to its ability to recover the goodwill generated on the acquisition of its investments in Telesp Celular Participações. That information together with the estimates based thereon indicated an impairment of goodwill amounting to, approximately, Euro 1,500,000,000. As a result, the accompanying consolidated financial statements as of December 31, 2001 consider an adjustment to the Portuguese statutorily approved financial statements solely for the purpose of complying with the

United States Securities Regulations. This adjustment corresponds to the recording of a provision for impairment as of December 31, 2001 amounting to Euro 500,000,000 (after consideration of a related tax effect) and a corresponding charge in the profit and loss statement for the year then ended in the caption "Extraordinary items" (Notes 18 and 27).

3.    Summary of Significant Accounting Policies

        The significant accounting policies used in the preparation of the consolidated financial statements are:

a)    Short-term investments

        Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally, loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for under short-term investments.

b)    Provision for doubtful accounts

        The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c)     Inventories

        Inventories are stated at the lower of cost or market value; cost is determined on the weighted average cost method. A provision is recorded to cover obsolete inventories and certain items whose net realizable value is lower than cost.

        The work-in-process, related with the installation of telecommunications equipment, is stated at production cost, and basically comprises, the acquisition cost of the equipment and personnel costs involved on the installation.

d)    Fixed assets

        Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes.

        The depreciation rates correspond to the following estimated average useful lives:

Years
Buildings and other constructions	10 - 50
Basic equipment:
Submarine cables	15 - 20
Earth stations and equipment	6
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Network installations and equipment	5 - 25
Satellite stations	15
Other basic equipment	3 - 10
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

        As a result of the approval of the Modifying Agreement to the Concession Contract, related with the acquisition by Portugal Telecom of the ownership of the Basic Network, which put an end to the reversibility principle applicable to concession assets (Note 1), the period of amortization of concession assets was changed in the cases where their useful lives was higher than the concession period. Upon the acquisition of the ownership of the Basic Network all concession assets are now amortized according to their estimated useful lives.

        Fixed assets are used by the Company in the provision of cable television services under authorizations provided by ANACOM (the Portuguese Telecommunications regulator), including the cable television infrastructure. Although these assets are not in the public domain and not subject to the concession, they may be subject to reversion or transfer to third parties without compensation. In accordance with Decree Law 241/97, infrastructures installed on a public domain property will become part of the public authority property when authorizations granted to cable television operators expire or terminate. Infrastructure installed on the property of a telecommunications operator, including Portugal Telecom, will revert to such operator. Also, unless otherwise agreed, infrastructure installed on other property will revert to the property owner. Accordingly, these fixed assets, when the estimated useful lives of which are longer than the license period, are depreciated through the expected end of the license period. As of December 31, 2002 the net book value of these assets amounts to € 114,535 million.

        A provision is recorded to reduce the carrying amount of basic equipment, which is to be retired before the end of its useful life, to net realizable value (Note 18).

        The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e)     Spare parts

        Spare parts are carried at the lower of cost or market value and classified in maintenance supply inventories as raw materials and consumables. Cost is determined using the average cost.

f)     Intangible assets

        This caption consists primarily of goodwill, telecommunications licenses, software development costs, start-up costs, research and development costs and share issuance costs. Except for goodwill and telecommunications licenses, intangible assets are amortized on a straight-line basis over periods ranging from three to six years, from the month of its acquisition.

        Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized over the remaining period of the concession, in the case of telecommunications operators operating under concession agreements, or over the estimated recovery periods, in case of other investments (Note 12). The excess amount paid by the Company related with the initial acquisition of the net assets of Telesp Celular Particapações includes an amount related with the concession owned by Telesp Celular. Since goodwill and concession are amortized over the same period and considering the same methodology, the Company does not present them separately in the consolidated balance sheet.

        Telecommunications licenses are to be amortized during the license period. As of December 31, 2002 licenses recorded in the Company's balance sheet are: i) the UMTS license obtained by TMN (Notes 1.b) and 12), which will start to be amortized when the UMTS system will be operating; ii) the license obtained by Global Telecom to provide mobile telephone services in the State of Paraná and Santa Catarina which is amortized on a progressive scale, based on the expected evolution of revenues, through the period of the license (30 years); and iii) the amount paid to the Portuguese State for the acquisition of the Basic Network (€ 348,395,587, corresponding to the total consideration paid amounting to € 365 million deducted by the concession rent for the year ended December 31, 2002 amounting to € 16,604,413—Notes 1 and 34.d)), which will be amortized over the remaining period of the concession starting on January 1, 2003.

g)     Pension benefits

        (i)    Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree

Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation (Note 34.a)). Therefore the Company has the obligation to grant:

Benefits
To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	Pension
To retirees and employees of PT Comunicações coming from TLP and TDP	Supplemental pension
To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	Not covered
To employees hired directly by Portugal Telecom or PT Comunicações	Not covered

        There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

        In addition employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. ("Marconi") until February 1, 1998 has a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity subject to the Ministry of Solidarity and Social Security. The employees hired after that date are covered by the Portuguese State Social Security system.

        PT Comunicações liabilities with these employees hired by Marconi are covered by three Pension Funds:

  •
  Fundo de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi—Marconi Fund, the objective of which is to cover the pension liability to employees. This pension fund is managed autonomously by a pension fund management company.

  •
  Marconi Fundo de Melhoria, which supplements the Marconi Fund and consists of granting a 15% pension supplement for retirement due to invalidity or old age. Marconi makes an additional contribution of 1.55% of the payroll to cover this obligation.

  •
  Marconi Complementary Fund which covers pension and survivor pension (to surviving spouses) supplements. This fund also provides pension supplements to employees covered by Caixa, provided that they previously contributed to Caixa Geral de Aposentações and are not covered by the unified pension regime.

        (ii)   Lusomundo, through its subsidiaries Diário de Notícias, S.A. ("Diário de Notícias") and Empresa do Jornal de Notícias, S.A. ("Jornal de Notícias") has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to November 16, 1994 by Jornal de Notícias.

        (iii)  PT—Sistemas de Informação, S.A. ("PT Sistemas de Informação") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações or Marconi and were covered by pension plans of those companies.

        The amount of the Company's liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo and PT Sistemas de Informação is estimated based on actuarial valuations prepared annually by an independent actuary and is recorded based on the criteria established by Accounting Directive No. 19. The liabilities that are not covered by any existing pension funds are covered by the accrued post retirement liability, which as of December 31, 2002 is recorded in the balance sheet net of the related intangible asset and deferred income captions as permitted by IFRS No. 19 (Note 2.c)).

        (iv)  Up to December 31, 1999, Telesp Celular and the companies controlled by Tele Leste Celular and Tele Sudeste Celular were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

        As a result of this agreement, Telesp Celular, Tele Leste Celular and Tele Sudeste Celular implemented on October 31, 2000 defined contribution plans ("TCP PREV" and "Plano de Benefícios Visão Celular"), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond to 0% to 9% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

        In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular, Tele Leste Celular and Tele Sudeste Celular proposed the migration to their new defined contribution plans which was accepted by the majority of their employees, except for 1% of the employees which at December 31, 2002 had not yet accepted the migration. In relation to these employees, as a result of the split in the SISTEL pension fund described above, Telesp Celular, Tele Leste Celular and Tele Sudeste Celular established defined benefit plans ("PBS Telesp Celular", "PBS Tele Leste Celular" and "PBS Tele Sudeste Celular"). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

        (v)   CRT Celular is jointly responsible with other telecommunication companies, for a private retirement benefit plan. The contributions to this multi-sponsored plan are computed based on an actuarial study, and includes a monthly cost of 18.8% of salaries. As this private retirement plan is a multi-employeer plan, the related pension costs are recognized when contribution are due. In December 2001, CRT asked for the end of this multi-sponsored plan, and proposed the creation of a defined contribution plan ("Plano de Benefícios Visão CRT"). As of December 31, 2002, the Secretaria da Previdência Complementar do Estado do Rio Grande do Sul had not yet authorized the creation of this plan.

        (vi)  The individuals employed by the Company's remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

h)    Other employee benefits

        (i)    In accordance with the terms of Article 8 of Decree-Law 122/94, relating to the harmonization of medical benefits applicable to all employees of PT Comunicações (excluding the employees hired by Marconi), a medical plan was designed, applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS").

        The plan referred to above became effective on January 1, 1996. As from that date the health services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

        The following parties contribute to fund this health care plan:

  •
  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes)—1.5% of salaries;

  •
  Serviço Nacional de Saúde ("SNS") with € 168,40 per beneficiary of the plan; and

  •
  Portugal Telecom with the balance required to fully cover the costs.

        The retired and active employees of PT Comunicações hired by Marconi and eligible relatives are also entitled to medical benefits, which up to June 30, 1997 were provided through Marconi's social security system. Since July 1, 1997 these medical benefits are also provided through PT-ACS.

        (ii)   Certain employees of PT Sistemas de Informação who were transferred from PT Comunicações are also covered by the health care benefits described above.

        The health care liabilities and costs are calculated in a similar manner to the post-retirement pension liabilities and costs referred to above, in accordance with the criteria established by Accounting Directive No. 19.

        The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and in the balance sheet in the caption "Accrued post retirement liability". The liabilities as of December 31, 2002 are recorded net of the related intangible assets and deferred income captions as permitted by IFRS No. 19 (Note 2. c)).

        The contribution from SNS and contributions of the employees of PT Comunicações and PT Sistemas de Informação are recorded as reductions in the cost for the year to which they relate.

        (iii)  The employees of Telesp Celular and the companies controlled by Tele Leste Celular and Tele Sudeste Celular, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through "Fundo de Assistência Médica Sistel" ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

        (iv)  The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

i)     Pre-retirements, early retirements and suspended contracts

        PT Comunicações records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2) at the time that PT Comunicações grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

j)     Vacation pay and bonuses

        The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

k)    Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

l)     Grants and subsidies for fixed assets

        Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets. The amortization of these grants is recorded as an offset to depreciation and amortization expense.

m)   Own work capitalized (Self—constructed assets)

        The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in total expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labour, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

n)    Leases

        Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased asset at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

o)    Statements of cash flows

        The statements of cash flows are prepared in accordance with the direct method and are substantially consistent with International Accounting Standards.

        The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

        Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

        Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; (iii) increases in share capital resulting from stock issuance; and (iv) payments of dividends to shareholders.

p)    Provision for income taxes

        The Company adopted the tax consolidation regime in Portugal in 2000. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income, at the applicable tax rates.

        The Company adopted in 2001, Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, in the computation of the income tax provision, the Company recognized deferred tax assets and liabilities (Note 29), for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized.

        The income taxes arising from events or transactions charged directly to retained earnings are also charged to retained earnings, as required by IAS No. 21 (revised).

        The income taxes arising from cumulative foreign currency translation adjustments related to foreign currency loans which effectively function as hedging of foreign currency investments (Note 3.t)) are recorded in equity under the caption "Cumulative foreign currency translation adjustments", as required by IAS No. 21 (revised).

q)    Financial instruments and risk management

        Financial instruments include, basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies. Expenses incurred with forwards and exchange rate options obtained in order to hedge assets denominated in foreign currency are recognized over their related period (Note 31). Foreign currency exchange gains or losses on the swap agreements are offset against foreign exchange gains or losses on the related borrowings and are recorded based on current spot rates. With respect to interest rate swap agreements, the Company records interest expense using the interest rates provided in the swap agreement.

r)     Revenue and expense recognition

        Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior months' traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

        Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

        Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

        The revenues derived from mobile telephony services, can be summarised as follows:

Source of revenue	Caption	Recognition
Fee for use of wireless network	Services rendered	On the month the service is provided
Interconnection fees	Services rendered	On the month the service is provided
Roaming	Services rendered	On the month the service is provided
Pre-paid phone cards	Services rendered	At the time the pre-paid phone card is purchased or recharged
Sale of merchandise and products	Sales	At the moment of sale

        Income from cable and satellite television services results essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the services; (ii) amounts invoiced for installation of the services; (iii) advertising placed in the cable television channels; and (iv) rent of equipment. Income from monthly subscriptions and installation is recognised in the period the services are rendered to the clients. Income from advertising is recognised in the period it is inserted. Income from the rent of equipment is recognised in the period it is rented.

        Costs incurred with programming the cable television channels are determined based on the number of subscribers and are recognised in the period the services are provided.

        Income from ISP services results essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients when they use the services. This income is recognised when it is invoiced.

        Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

        Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

        Revenues derived from the sale of newspapers and magazines, are recognized at the moment of the sale, except for the subscription fees, which are deferred over the subscription period.

        Income from the exhibition of films results from the sale of cinema tickets, and income from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo from film distributors or makers. This income is recognised in the period of the exhibition or in the period of the sale of the rights.

s)     International telecommunications services

        Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunication service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

t)     Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euro at the rate of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for the following:

            (i)  Unrealized exchange differences on specific loans and other financial instruments, which effectively function as hedges of foreign currency investments, are recorded in shareholders' equity under the caption "Cumulative foreign currency translation adjustments", as indicated in IAS No. 21, if these financial instruments comply with the effectiveness criteria established in IAS No. 39 for purposes of hedge accounting. If this effectiveness criteria is not met, the referred unrealized exchange differences are recorded in the statement of profit and loss.

           (ii)  Unrealized exchange differences on long term intra-group balances, representing an extension of the related investments where settlement is not expected in the foreseeable future, are recorded in shareholders' equity in the specific caption indicated in (i) above.

        The financial statements of subsidiaries operating in other countries are translated to Euro, using the following exchange rates:

  •
  Assets and liabilities: exchange rates prevailing at the balance sheet date;

  •
  Profit and loss statement: period average exchange rates;

  •
  Share capital, reserves and retained earnings: historical exchange rates; and

  •
  Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

        The effect of translation differences is recorded in shareholders' equity under the specific caption "Cumulative foreign currency translation adjustments".

u)    Incentive plans

        The liabilities arising from the incentive plans for certain employees of the Company to acquire shares of Portugal Telecom (Note 32) are accounted for considering the time elapsed to the maturity date of the effective right to exercise the option granted.

        The related cost is provided for annually under the caption wages and salaries, and corresponds to the difference between the price at which the Company is obligated to sell the shares to the employees established in the incentive plans and the market price of Portugal Telecom's common stock on the date the shares were granted. This cost also includes the cost of any hedging operations, which is recorded under the caption "Other financial expenses". The total amount of the expense is recorded ratably over the vesting period of the options, which corresponds to the period of the plan.

v)     Issuance of additional common stock by subsidiaries

        Gains and losses resulting from the issuance of additional common stock by subsidiaries in which the Company's ownership percentage is diluted are recorded in the statement of profit and loss.

4.    Translation of Euro to United States Dollar Amounts

        The financial statements are stated in euros ("Euro"—€). The translation of the Euro amounts to United States Dollars ("US$") is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002, which was € 1 to US$ 1,0485. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5.    Short-Term Investments

        This caption consists of:

	2002	2001
Short-term treasury applications:
Denominated in local currency(i)(ii)	1,759,418,722	763,938,017
Other currencies	163,685,870	10,088,684

	1,923,104,592	774,026,701

(i)
During 2002, the Company acquired in the secondary market Exchangeable Bonds and Global Medium Term Notes issued by PT Finance, as follows:

	Notional value (Note 13)	Acquisition value	Deferred income/(expenses) (Note 17)
Exchangeable bonds:
. Due on June 7, 2004	58,550,000	56,469,330	2,080,670
. Due on December 6, 2006	59,450,000	53,303,000	6,147,000
Global Medium Term Notes:
. Due on April 7, 2009	120,500,000	114,110,109	6,389,891
. Due on February 21, 2006	100,500,000	100,944,917	(444,917)
. Due on February 16, 2005	15,050,000	14,998,937	51,063

	354,050,000	339,826,293	14,223,707

(ii)
This caption also includes an amount of € 382,812,763, corresponding to 50% of the loans granted to Telesp Celular Participações, which has been recorded as a result of proportional consolidation of Brasilcel. This amount is classified as a short-term investment on Portugal Telecom's consolidated balance sheet, as the loans granted to Telesp Celular Participações are represented by Floating Rate Notes that can be traded in financial markets.

6.    Trade Receivables

        This caption consists of:

	2002	2001
Third parties:
Accounts receivable from customers	890,802,996	891,515,619
Doubtful accounts receivable	323,798,803	307,891,293
Notes receivable	218,562	881,938
Unbilled revenues	145,460,777	233,635,191

	1,360,281,138	1,433,924,041
Less: Provision for doubtful accounts receivable (Note 28)	(348,938,977)	(328,769,039)

	1,011,342,161	1,105,155,002

        The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2002 and 2001 there were no significant concentrations of credit risk.

        The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable covers the estimated losses relating to those balances.

7.    Other Receivables and Other Non-Current Assets

	2002	2001
OTHER RECEIVABLES:
Third parties:
Accounts receivable from public entities in Portugal:
Income tax receivable(1)	215,842,425	15,357,660
Value added tax	16,351,568	33,588,093
Other tax receivable	564,221	199,288

	232,758,214	49,145,041

Other receivables:
Accounts receivable from foreign public entities(2)	50,860,520	73,666,090
Discounts given to retired portuguese citizens, net of concession rent (Note 34.c))	27,399,604	13,167,138
Interest to be received	23,021,841	36,212,138
Advances to suppliers	21,219,272	30,583,667
Funds from European Union	10,535,771	9,327,790
Contribution from SNS (Note 3.h))	9,525,382	9,514,350
Receivables from the pension funds(3)	1,392,110	—
Other billing	5,870,803	7,410,078
Fee charged in a cross border lease transaction	4,918,717	19,589,000
Sale of Telefónica shares	—	98,522,562
Other	57,364,327	40,075,067

	212,108,347	338,067,880
Less: Provision for doubtful accounts receivable (Note 28)	(18,157,904)	(14,814,024)

	193,950,443	323,253,856

Total third party receivables	426,708,657	372,398,897

Affiliated companies:
Subsidiaries of Brasilcel(4)	20,450,898	—
Medi Telecom	4,709,526	—
Sportinveste	4,642,013	—
Previsão—Sociedade Gestora de Fundos de Pensões, S.A.	33,285	8,792,923
PrimeSys	—	5,776,215
Other	2,392,196	4,628,208

Total receivabes from affiliates	32,227,918	19,197,346

OTHER NON-CURRENT ASSETS:
Third parties:
Interest paid in advance	9,609,094	17,566,488
Mobile clients retention plans(5)	10,092,284	14,396,415
Maintenance and repairs	2,510,249	5,008,894
Financial instruments(6)	—	156,757,987
Discounts given to retired Portuguese citizens, net of concession rent (Note 34. c))	—	60,380,376
Other(7)	54,771,467	65,642,367

	76,983,094	319,752,527

(1)
As of December 31, 2002 this caption includes advance payments in relation to income taxes of 2002, amounting to € 197,746,550.

(2)
As of December 31, 2002 this caption includes € 35,682,200, related with taxes to be recovered by Brasilcel's subsidiaries.

(3)
As of December 31, 2002 this caption includes an amount of € 7,127,917 related to payments on account made by PT Comunicações to the pensions funds during 2002, net of the contributions payable to the pension funds amounting € 5,735,807 (Note 30.1). As of December 31, 2001 the contributions payable to the pension funds were higher (€ 30,628,172) than the payments on account recorded by PT Comunicações and, accordingly the net balance was recorded under "Accounts Payable—Other" (Note 14).

(4)
This caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which have been recoreded as a result of proportional consolidation of these subsidiaries.

(5)
As of December 31, 2002 this caption includes commission bonuses and other similar expenses relating to TMN's client retention plans.

(6)
As of December 31, 2002 the balance related to financial instruments, which corresponded to unrealized foreign currency exchange gains in Brazil, was recorded under "Investments" (Note 10).

(7)
As of December 31, 2002, this caption includes an amount of € 28,349,707 related with an account receivable from RTP—Rádio Televisão Portuguesa, S.A. ("RTP", a Portuguese broadcaster fully owned by the Portuguese State). As of December 31, 2002 the total amount receivable from RTP amounted to € 104,078,063, of which € 75,728,356 is classified under the caption "Accounts receivables-trade, net". The total amount will be received according to a schedule of payments agreed between both parties, terminating in 2005.

8.    Inventories

       This caption consists of:

	2002	2001
Merchandise	137,498,119	110,355,526
Raw materials and consumables	20,767,132	29,999,675
Work-in-process	8,450,408	7,551,878
Advances for purchases	17,615	78,257

	166,733,274	147,985,336
Less: Provision for obsolete inventories (Note 28)	(16,949,399)	(15,984,208)

	149,783,875	132,001,128

9.    Prepaid Expenses and Other Current Assets

        This caption consists of:

	2002	2001
Telephone directories	53,940,510	55,448,540
Mobile clients retention plans(1)	31,573,571	32,582,049
Interest expenses paid in advance(2)	11,662,477	5,250,700
Rents	4,341,165	5,702,344
Personnel	1,765,114	1,738,461
Other prepaid expenses	31,108,691	17,616,002

	134,391,528	118,338,096

(1)
This caption includes commission's bonus and other similar expenses relating to TMN's client retention plans.

(2)
This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

10.    Investments

        This caption consists of:

	2002	2001
Loans granted to associated companies(i)	227,853,884	1,005,583,228
Investments in associated companies(ii)	117,242,971	363,281,161
Loans granted to other companies(1)	3,292,066	3,292,066
Investments in other companies:
UOL(2)	142,393,202	258,316,933
Banco Espírito Santo, S.A. ("BES")(3)	55,300,000	47,600,000
Intelsat	13,127,252	13,127,252
New Skies Satellites	4,674,500	4,674,500
Eutelsat	3,055,710	4,439,710
INESC—Instituto de Engenharia de Sistemas e Computadores(1)	2,992,787	2,992,787
Telefónica, S.A.	2,156,034	54,244,061
Inmarsat-Holding, Ltd.	1,640,663	1,640,663
I-CO Global Communications, Ltd.(4)	—	19,847,611
Other	7,073,166	7,398,737
Real estate investments	28,850,145	31,220,130
Advances for investments(iii)	3,467,699	224,243,069
Financial Instruments(5)	93,345,831	—
Other long-term investments	983,827	919,189

	707,449,737	2,042,821,097
Less: Amortization of real estate investments	(11,518,019)	(12,449,484)
Less: Provision for investments (Note 28)	(319,578,990)	(30,104,232)

	376,352,728	2,000,267,381

(1)
These investments have been fully provided for.

(2)
The reduction in this caption reflects the devaluation of the Brazilian Real during 2002.

(3)
This investment resulted from a strategic agreement made on April 5, 2000 with BES, which also holds an important position in the share capital of Portugal Telecom.

(4)
This company was liquidated during 2002 and, as of December 31, 2001, it was fully provided for.

(5)
This caption relates to unrealized exchange gains with financial investments in Brazil, which in previous years were classified under "Other non-current assets" (Note 7).

(i)
Loans granted to associated companies are basically to finance its operations and to develop new businesses, and consist of:

	2002	2001
UOL(1)	101,296,053	113,468,740
Medi Telecom, S.A. ("Medi Telecom")	42,160,630	—
Idealyse, S.A. ("Idealyse")	38,212,716	45,471,016
Sportinveste Multimédia, SGPS S.A. ("Sportinveste")	19,381,155	19,381,155
Sport TV Portugal, SA.	15,475,958	9,975,958
Web-Lab, SGPS S.A. ("Web-Lab")	4,886,562	4,886,562
Ptelcom Brasil, S.A.(2)	3,900,247	—
Marconi Suisse	1,775,987	1,469,105
Global Telecom(3)	—	810,000,000
Marconi France	—	750,000
Other	764,576	180,693

	227,853,884	1,005,583,228

    (1)
    This loan corresponds to 6,017,141 convertible bonds issued by UOL, initially subscribed for by PT Multimedia and transferred to Portugal Telecom during the first half of 2002. These bonds bear interest at an annual rate of 6.76%.

    (2)
    This caption corresponds to 50% of a loan granted to Ptelecom Brasil, S.A. (now a subsidiary of Brasilcel), which is not eliminated in the proportional consolidation of this subsidiary.

    (3)
    Loan granted to Global Telecom during 2001, by PT Finance, totalling € 810,000,000, was fully repaid during the second half of 2002.

(ii)
Investments in associated companies (with positive equity), accounted for by the equity method, consist of:

	2002	2001
CTM—Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	42,587,093	48,968,119
Banco Best, S.A.	9,842,519	9,876,863
Warner Lusomundo Sogecable Cines de España, S.A.(1)	9,047,223	10,051,101
Web-Lab(2)	8,192,526	8,191,047
Idealyse, S.A. ("Idealyse")(2)	7,417,741	5,618,895
Páginas Amarelas, S.A.	5,723,371	5,366,629
Lisboa TV—Informação e Multimédia, S.A.	4,597,851	4,827,431
Unitel, S.A.	4,558,615	1,846,286
Banco1.net, S.A. ("Banco1.net")	3,040,117	7,394,056
Guiné Telecom—Companhia de Telecomunicações da Guiné Bissau, S.A.R.L. ("Guiné Telecom") (Exhibit I.2)(2)	3,716,555	3,716,555
Naveprinter, S.A.(1)	2,832,722	2,423,359
Hungaro Digitel KFT (HDT)	1,835,083	2,052,416
TPT-Telecomunicações Públicas de Timor, S.A.	1,754,981	—
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A.	1,604,681	2,930,995
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	1,487,395	1,421,141
Lusa—Agência de Notícias de Portugal, S.A. ("Lusa")	1,360,825	2,902,181
Vasp—Sociedade de Transporte e Distribuição, Lda. ("Vasp") (Exhibit II a))	1,242,678	—
Teledata de Moçambique, Lda. ("Teledata")	503,587	596,960
Tradecom Internacional, N.V.	116,678	5,091,157
TBS Celular Participações, S.A.(3)	—	72,078,958
BUS Holding, S.A. ("BUS Holding") (Exhibit II d))	—	71,780,315
Medi Telecom, S.A. ("Medi Telecom") (Note 18)	—	66,859,849
BUS Serviços de Telecomunicações, S.A. ("BUS Telecomunicações") (Exhibit II d))	—	13,621,442
Celular CRT Participações, S.A.(3)	—	5,991,186
Other	5,780,730	9,674,220

	117,242,971	363,281,161

    (1)
    These investments are investments in associated companies of Lusomundo.

    (2)
    These investments have been fully provided for.

    (3)
    These investments, were transferred to Brasilcel, as of December 27, 2002.

        As described in Note 2. a), investments in associated companies, with a negative equity position, are recorded under "Provision for losses in affiliated companies". As of December 31, 2002, this provision amounts to € 31,822,874 (Note 18) and is made up as follows:

Sport TV	23,492,798
EJV	3,660,034
Marconi Suisse	2,114,593
Others	2,555,449

31,822,874

        During the years ended December 31, 2002, 2001 and 2000, equity accounting in losses of affiliated companies, net, was the following:

	2002	2001	2000
Losses:
Global Telecom	88,641,563	310,972,929	—
Medi Telecom	55,508,346	65,710,275	58,670,709
Sport TV	7,163,244	9,795,415	551,562
PrimeSys (up to June 30, 2002)	5,401,078	3,928,541	—
Tradecom International	4,295,880	105,175	—
Other	25,186,025	12,914,111	13,360,624

	186,196,136	403,426,446	72,582,895

Earnings:
CTM	14,468,022	13,663,056	11,422,532
Páginas Amarelas	4,165,056	3,801,669	4,162,414
Other	6,689,708	4,621,787	13,679,697

	25,322,786	22,086,512	29,264,643

Net	160,873,350	381,339,934	43,318,252

(iii)
Advances for investments consist of:

	2002	2001
Medi Telecom(1)	2,547,533	88,384,461
Global Telecom(2)	—	134,910,460
Other	920,166	948,148

	3,467,699	224,243,069

    (1)
    Part of this amount was converted into share capital and € 42,160,630 was converted into a loan.

    (2)
    Advances made by Telesp Celular Participações in 2001, which were partially converted into share capital during 2002. The remaining amount was eliminated with the full consolidation of Global Telecom by Telesp Celular Participações as of December 31, 2002.

11.    Fixed Assets

        This caption consists of:

	December 31, 2002
	Cost or restated values	Accumulated Depreciation	Net book value
Land	110,479,544	14,685,716	95,793,828
Buildings and other constructions	919,106,467	459,101,459	460,005,008
Submarine cables	247,991,788	91,677,540	156,314,248
Switching equipment	2,229,908,329	1,573,621,321	656,287,008
Telephones, switchboards and other	823,101,091	475,888,619	347,212,472
Network installations and equipment	5,059,472,149	2,964,761,474	2,094,710,675
Satellite stations	61,307,844	59,153,712	2,154,132
Other basic equipment	1,043,832,932	694,595,086	349,237,846
Transportation equipment	52,787,325	35,511,673	17,275,652
Tools and dies	22,390,008	16,997,295	5,392,713
Administrative equipment	787,031,782	571,690,204	215,341,578
Other tangible fixed assets	65,694,635	48,993,164	16,701,471
Construction in progress	158,454,687	—	158,454,687
Advances to suppliers of fixed assets	935,332	—	935,332

	11,582,493,913	7,006,677,263	4,575,816,650

	December 31, 2001
	Cost or restated values	Accumulated Depreciation	Net book value
Land	123,025,450	14,995,847	108,029,603
Buildings and other constructions	884,859,156	431,355,271	453,503,885
Submarine cables	224,479,353	81,271,322	143,208,031
Switching equipment	2,214,401,500	1,483,204,323	731,197,177
Telephones, switchboards and other	988,080,747	609,729,807	378,350,940
Network installations and equipment	5,543,774,701	2,926,976,549	2,616,798,152
Satellite stations	62,954,139	60,236,115	2,718,024
Other basic equipment	795,542,372	494,367,863	301,174,509
Transportation equipment	55,590,621	36,101,658	19,488,963
Tools and dies	32,971,338	18,222,828	14,748,510
Administrative equipment	712,092,577	476,277,000	235,815,577
Other tangible fixed assets	60,655,330	44,974,986	15,680,344
Construction in progress	467,309,854	—	467,309,854
Advances to suppliers of fixed assets	3,254,878	—	3,254,878

	12,168,992,016	6,677,713,569	5,491,278,447

        Fixed assets, net by geographic area are as follows:

	2002	2001
Domestic market	3,616,835,274	3,698,944,180
International market:
Brazil	844,432,445	1,696,975,021
Other	114,548,931	95,359,246

	4,575,816,650	5,491,278,447

        Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

        Depreciation charged to operations during the years ended December 31, 2002 and 2001, amounted to €882,279,188 and €883,558,476, respectively.

        As a result of technological enhancements and urban improvements, the Company retired fixed assets during the years ended December 31, 2002 and 2001. The losses recorded as a result of those retirements amounted to € 4,274,208 and € 8,042,452, respectively.

        In December 2001, TMN made a transaction with American investors, acting through two foreign entities, whereby certain equipment from its GSM network, with a net book value of € 174,475,787 were sold, with reservation of title, by a global amount of € 233,270,276. At May, 2002 TMN established a similar transaction involving equipment with a net book value of € 155,718,508, which was sold by a global amount of € 210,839,093. Simultaneously, each entity made a leasing contract of the equipment acquired with a special purpose entity in the Netherlands (Dutch BV), for a period of 16 years. Each Dutch BV has two option agreements to purchase the equipment, the first one at the end of the 12th year of the transaction and the second at the end of the leasing period. Additionally, each Dutch BV made a conditional sale agreement to sell the equipment to TMN by an amount equivalent to the value of the sale TMN made to the foreign entities.

        These transactions correspond to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipment was not recorded and the equipment continue to be recorded in the Company's balance sheet.

        As a requirement for the completion of these transactions, TMN, during the period of the lease, will replace all malfunctioning or obsolete equipment, as well as equipment to be sold to third parties, for new equipment with a similar value. Additionally, Portugal Telecom and TMN sold a option with each foreign entity whereby the entities have the right to oblige Portugal Telecom or TMN to acquire the position of each Dutch BV in the lease contracts above mentioned. Portugal Telecom and TMN received each a premium of € 465,080 for writing these options, which were recorded as a deferred revenue up to the maturity of the option or, in the case the options are exercised by each Dutch BV, up to that date.

        During the year ended December 31, 2002 TMN charged the foreign entities a premium fee of €12,588,096, which was recorded as a non-operating revenue, and incurred in certain non-operating expenses amounting to €2,948,463.

12.    Intangible Assets

        This caption consists of:

	December 31, 2002
	Cost	Accumulated Amortization	Net book value
Goodwill	2,463,303,983	251,953,956	2,211,350,027
Industrial property and other rights(1)	586,280,468	114,115,902	472,164,566
Intangible assets in progress(2)	118,196,299	—	118,196,299
Incorporation expenses	86,310,197	80,650,379	5,659,818
Research and development costs	72,463,506	42,801,424	29,662,082
Advances to suppliers of intangible assets	3,447,779	—	3,447,779
Other(3)	140,613,913	12,348,565	128,265,348

	3,470,616,145	501,870,226	2,968,745,919

	December 31, 2001
	Cost	Accumulated Amortization	Net book value
Goodwill	5,072,071,666	466,700,312	4,605,371,354
Industrial property and other rights	233,510,200	95,478,470	138,031,730
Intangible assets in progress	138,004,013	—	138,004,013
Incorporation expenses	92,456,693	65,508,529	26,948,164
Research and development costs	52,639,566	35,308,443	17,331,123
Advances to suppliers of intangible assets	1,524,401	—	1,524,401
Other	12,464,863	5,247,588	7,217,275

	5,602,671,402	668,243,342	4,934,428,060

(1)
This caption includes an amount of € 348,395,587 related to the acquisition of the Basic Network from the Portuguese Government, by PT Comunicações on December 27, 2002 (Notes 1 and 3.f)).

(2)
This caption includes an amount of € 99,759,579 related with a UMTS license obtained by the Company (Notes 1 and 3.f)), which will be amortized through the expected end of the license period (December 19, 2015), starting on the date that this mobile telecommunications system becomes operational. The Company believes that there are no impairment issues regarding this intangible asset, based on the estimated prospects for the UMTS system considered in the business plans of TMN.

(3)
This caption includes an amount of € 123,360,495 related to 50% of the cost of a mobile telecommunications license obtained by Global Telecom, to operate in the Brazilian states of

  Paraná and Santa Catarina. The license is amortized on a progressive scale, based on the expected evolution of revenues, through the period of the license (30 years).

        Intangible assets, net by geographic area are as follows:

	2002	2001
Domestic market	1,333,736,861	2,838,048,132
International market:
Brazil	1,628,429,046	2,092,467,273
Other	6,580,012	3,912,655

	2,968,745,919	4,934,428,060

        Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2002 and 2001, amounted to € 80,545,697 and € 72,650,317, respectively.

        Goodwill results from the acquisition of the following investments:

	2002	2001
Brasilcel:
Telesp Celular Participações	808,374,553	3,369,589,225
Tele Leste Celular	92,517,374	—
Tele Sudeste Celular	413,766,162	—
Celular CRT	195,603,249	—
Portelcom Participações	—	150,832,657
Intertelecom, Ltda. ("Intertelecom")	—	112,745,322

	1,510,261,338	3,633,167,204

Lusomundo and its subsidiaries:
Lusomundo (Note 18)	213,453,739	587,719,856
Jornal de Notícias	26,820,995	26,820,995
Diário de Notícias	5,687,403	5,687,403
Rádio Press	4,020,740	4,583,297
Vasp (Exhibit II a))	2,452,949	—
Pressmundo—Editora de Publicação, S.A.	1,566,719	1,566,719
Others	5,810,144	1,940,568

	259,812,689	628,318,838

Others investments:
PT Multimédia	184,122,189	165,296,632
PTM.com (Exhibit II a))	173,465,618	174,180,559
Marconi (international telecommunications business)	133,542,589	133,542,589
Páginas Amarelas(1)	89,338,064	—
PrimeSys (Note 18)	43,132,915	183,651,812
Unitel	39,327,032	39,327,032
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	10,226,699	10,226,699
PT Sistemas de Informação	8,046,455	8,046,455
Mega Média	6,735,331	7,461,521
Banco 1.Net (Note 18)	—	46,246,975
Investnews (Note 18)	—	29,166,074
Others	5,293,064	13,439,276

	693,229,956	810,585,624

	2,463,303,983	5,072,071,666

(1)
This amount corresponds to the goodwill applicable to minority interest generated in the acquisition by Portugal Telecom, in the fourth quarter of 2002, of the investment owned by PT Multimédia in Páginas Amarelas.

        Goodwill is amortized as follows (Note 3.f)):

Company	Amortization	Period
Brasilcel's subsidiaries	Progressive based on the expected revenues of each company.	Period remaining to the end of the concession.
Lusomundo	Straight line basis.	Period expected to recover the investment (20 years).
PrimeSys	Straight line basis.	Period expected to recover the investment (10 years).
PTM.com	Straight line basis	Period expected to recover the investment (20 years).
PT Multimédia	Straight line basis.	Period expected to recover the investment (20 years).
Marconi (international telecommunications business)	Straight line basis.	Period expected to recover the investment (20 years).
Unitel	Straight line basis.	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
Páginas Amarelas	Straight line basis.	Period expected to recover the investment (20 years).
Cabo Verde Telecom	Straight line basis.	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).
Others	Straight line basis.	Period expected to recover the investment (maximum is 20 years).

        Amortization of goodwill in the years ended December 31, 2002 and 2001 amounted to € 142,909,438 and € 154,551,382, respectively (Note 25).

        The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization), is lower than its fair value. Nevertheless, the Company maintains a provision for impairments as of December 31, 2002 amounting to € 98,815,669 (Note 18. c)), which the Company considers adequate to cover for any impairment losses resulting from the business evolution of its subsidiaries and associated companies.

13.    Loans

        This caption consists of:

	2002		2001
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds(a)	—	1,059,035,000	—	1,059,035,000
Bonds(b)	285,118,370	2,724,699,474	197,024,625	2,724,699,474
Bank loans(c)
External market loans	240,785,146	1,280,561,255	258,254,668	1,375,108,663
Domestic market loans	8,087,864	9,277,512	35,398,099	36,015,096
Overdrafts	8,465,072	—	66,422,727	—
Other loans
Commercial paper(d)	524,668,403	62,000,000	712,526,475	39,987,979
Domestic market loans	—	—	739,239	195,023
External market loans(e)	27,230,960	83,534,427	48,924,840	193,256,522

	1,094,355,815	5,219,107,668	1,319,290,673	5,428,297,757

        As of December 31, 2002, the long-term portion of the loans is repayable as follows:

2004	1,213,507,210
2005	813,316,620
2006	1,649,472,833
2007	127,648,457
2008	110,698,733
2009 and following years	1,304,463,815

5,219,107,668

(a)   Exchangeable bonds

        On June 7, 1999, PT Finance issued exchangeable bonds totalling € 509,435,000, convertible into Portugal Telecom shares, as follows:

  •
  Number of exchangeable bonds: 101,887;

  •
  Exchange price: € 10.725 per share;

  •
  Nominal value: € 5,000;

  •
  Maturity: June 7, 2004; and

  •
  Fixed interest rate: 1.5% per annum, paid quarterly and at the end of each period.

        On April 24, 2001, 76 bonds were converted into 35,431 shares of Portugal Telecom. As of December 31, 2002 there are 101,807 exchangeable bonds outstanding corresponding to an amount of €

 509,035,000. During 2002, the Company acquired in the financial markets 11,710 exchangeable bonds with a notional value of € 58,550,000 (Note 5).

        On December 6, 2001, PT Finance issued exchangeable bonds totalling € 550,000,000, convertible into Portugal Telecom shares, as follows:

  •
  Number of exchangeable bonds: 110,000;

  •
  Exchange price: € 12.3985 per share;

  •
  Nominal value: € 5,000;

  •
  Maturity: December 6, 2006; and

  •
  Fixed interest rate: 2% per annum, paid quarterly and at the end of each period.

        As of December 31, 2002 all exchangeable bonds in this issue are still outstanding. During 2002 the Company acquired in the financial markets 11,890 exchangeable bonds with a notional value of € 59,450,000 (Note 5).

(b)   Bonds

        The main conditions of the outstanding bonds are summarized in the following table:

PT/97 (2nd issue)
Amount	124,699,474(1)
Annual interest rate: December 31, 2002	3.3588%(2)
Interest payment dates	May 17 and November 17
Repayment date	November 17, 2004
Other conditions	These bonds can be totally or partially repaid in advance on November 17, 2003.

(1)
On November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:

  •
  The nominal value is one cent;

  •
  The total amount of the issue is € 124,699,474; and

  •
  The number of bonds redenominated is 12,469,947,426.

(2)
These bonds bear a floating interest rate, corresponding to the six months Euribor plus a 0.25% spread. Consequently, the annual interest rate for the 11th coupon, which falls due on May 17, 2003 is 3.3588%.

        On April 7, 1999, PT Finance issued notes totalling € 1,000,000,000, under a Global Medium Term Note ("GMTN") program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. During 2002, the Company acquired in the financial markets notes with a notional value of € 120,500,000 (Note 5).

        On February 21, 2001, PT Finance issued notes totalling € 1,000,000,000, under a second Global Medium Term Note program, with an annual fixed interest rate of 5.75%. These notes mature in five years. During 2002, the Company acquired in the financial markets notes with a notional value of € 100,500,000 (Note 5).

        On November 16, 2001, PT Finance issued notes totalling € 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. During 2002, the Company acquired in the financial markets notes with a notional value of € 15,050,000 (Note 5).

        In the first quarter of 2002, PT Finance issued two private placement bonds totalling € 100,000,000, with an annual fixed interest rate of 3.694% and 3.725%. These notes mature in one year.

        In the second quarter of 2002, PT Finance issued three private placement bonds, totalling € 105,000,000 and 30,000,000 Sterling Pounds (equivalent to € 46,118,370 at the year end exchange rates), at a floating interest rate corresponding to the twelve months Euribor plus a maximum spread of 0.24%. These notes mature in one year.

        In the fourth quarter of 2002, PT Finance issued short-term notes (zero coupon), totalling € 34,000,000, with an annual fixed interest rate of 3.323%. These notes mature in three months.

(c)   Bank loans

        As of December 31, 2002 and 2001, bank loans are denominated in the following currencies:

	In the currency of the loan	Euro	In the currency of the loan	Euro
Euro	1,240,167,957	1,240,167,957	1,576,715,999	1,576,715,999
U. S. Dollars	121,663,496	116,013,632	112,466,616	127,614,451
Japanese Yen	—	—	17,570,756	152,352
Brazilian Reais	568,155,441	153,042,625	78,032,868	38,131,728
Other		37,952,635		28,584,723

		1,547,176,849		1,771,199,253

        As of December 31, 2002 and 2001 the guarantees given by third parties on behalf of the Company related with these loans were as follows:

	2002	2001
—European Investment Bank loans backed by guarantees from Portuguese banks	346,120,447	310,549,327
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	12,043,505	13,501,709

        On June 18, 2002, the Company obtained a Multicurrency Revolving Credit Facility ("Facility") amounting to € 560,000,000, with a maturity of three years, which was used to refinance existing debt in Global Telecom. As of December 31, 2002, the Company had made withdrawals of funds under the facility totalling € 510,000,000. The interest rate on the Facility equals the Euribor rate plus a 0.45% spread.

        As of December 31, 2002 and 2001, bank loans bear interest at annual rates that vary between 2.87% and 5.90% and between 3.10% and 5.90%, respectively.

(d)   Commercial paper

        As of December 31, 2002, this caption relates basically to commercial paper programmes issued by the following group companies:

Portugal Telecom(i)	508,668,403
Lusomundo	78,000,000

586,668,403

(i)
Short term commercial paper programme issued in December 2002, totalling € 875,000,000 and with liquidation on January 2003. Portugal Telecom used € 508,668,403, bearing interest at an annual rates varying between 3.025% and 3.18%.

(e)   Other loans—external market

        As of December 31, 2002, other loans comprise basically the loans obtained by Brasilcel's subsidiaries from BNDES (the Brazilian Development Bank) amounting to € 94,103,137, of which € 48,978,165 were obtained by Telesp Celular and € 45,124,972 were obtained by Global Telecom.

(f)    Covenants

        The Credit Facility of € 510,000,000 and certain European Investment Bank loans totalling € 772,000,000, obtained by the Company have certain covenants which, up to December 31, 2002, have been fully complied with by the Company. At that date, the main covenants are as follows:

  •
  Credit rating

    If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must ensure that, from that date onwards, consolidated net debt does not exceed 3.25 times the consolidated EBITDA.

  •
  Control of subsidiaries

    Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Gearing

    Portugal Telecom shall not and shall procure that any subsidiary may make any acquisition or investment or enter into any demerger, merger or reconstruction which would result in the gearing ratio (net debt divided by the sum of net debt and shareholders' equity) exceeding 66%, for a period of more than three months.

  •
  Disposals

    There are some restrictions to the disposal of assets (over € 850,000,000 and/or 10% over the total net fixed assets of Portugal Telecom and of PT Comunicações), without the prior written consent of the financial entities.

        In addition, as of December 31, 2002, the Global Medium Term Notes and the Exchangeable Bonds includes certain restrictions to grant pledge over the Company's consolidated assets, in order to secure any loan or obligation to third parties.

14.    Accounts Payable Other—Third Parties

        This caption consists of:

	2002	2001
Accounts payable to fixed assets suppliers	243,607,371	413,784,359
Taxes payable in foreign countries(1)	68,138,114	67,947,529
Contributions to PT-ACS (Note 3.h))	23,212,392	16,168,629
Caixa Geral de Aposentações	7,116,136	6,855,042
Advances from customers	5,335,094	4,669,988
Contributions payable to the pension funds(2)	—	23,761,349
Other	103,210,978	53,456,739

	450,620,085	586,643,635

(1)
As of December 31, 2002, this caption includes primarily an amount of € 45,525,343, corresponding to 50% of the taxes payable in Brazil by Brasilcel's subsidiaries, related with taxes charged over revenues.

(2)
As of December 31, 2001, this caption included an amount of € 30,628,172 related to contributions payable to the pension funds, net of the payments on account made by PT Comunicações to the pension funds during 2001, amounting to € 6,866,823. As of December 31, 2002, the payments on account made during 2002 (€ 7,127,957) were higher than the contributions payable to the pension funds and, accordingly the net balance is recorded under "Other Receivables" (Note 7).

15.    Accrued Expenses

        This caption consists of:

	2002	2001
Interest expense	159,337,152	154,667,646
General and administrative expenses	114,662,492	167,800,626
Vacation pay and bonuses	93,321,551	89,150,044
Discounts to be issued	27,570,232	13,730,800
Commissions	16,193,836	18,770,160
Interest on unpaid taxes (Note 33.a))	1,123,313	1,123,313
Other	47,957,052	25,880,791

	460,165,628	471,123,380

16.    Taxes Payable

        This caption consists of:

	2002	2001
Income taxes, net of payments on account	877,597	76,601,676
Value added tax	48,741,693	55,694,634
Personnel income tax withholdings	8,981,320	9,175,629
Social Security contributions	10,218,174	9,742,135
City tax	1,779,804	1,792,944
Other	475,465	569,368

	71,074,053	153,576,386

        Reconciliation between income taxes payable as of December 31, 2002, 2001 and 2000, and the income tax expense for the periods then ended recorded in the profit and loss statement, is as follows:

	2002	2001	2000
Income taxes payable, net of payments on account	877,597	76,601,676	88,314,770
Foreign income tax payable by subsidiaries	15,655,420	10,529,218	10,948,090
Payments on account made by subsidiaries	3,307,921	196,202,817	173,452,238
Adjustments related with prior years	(107,006)	552,027	145,952

	19,733,932	283,885,738	272,861,050
Reversal of income tax accruals in excess	(13,326,926)	(15,958,434)	(9,467,809)

Income tax-current for the period	6,407,006	267,927,304	263,393,241

        Income tax-current for the years ended December 31, 2002, 2001 and 2000, were recorded in the following captions:

	2002	2001	2000
Income tax for the year (Note 29)	490,163,235	273,914,599	258,626,930
Tax losses carryforward used in 2002 (Note 29)	(434,496,983)	—	—
Cumulative foreign currency translation adjustments (Note 3.p))	(48,843,918)	(6,042,158)	4,766,311
Other	(415,328)	54,863	—

	6,407,006	267,927,304	263,393,241

17.    Deferred Income

        This caption consists of:

	2002	2001
Financial instruments (Note 31)(1)	93,132,085	—
Advance billing	23,798,458	15,153,469
Investment subsidies (Note 3.l))	19,991,866	35,177,419
Own bonds (Note 5)	14,223,707	—
Exchange gains deferred	11,282,554	21,316,385
Telephone directories	10,246,226	9,990,385
Other	2,405,195	23,859,976

	175,080,091	105,497,634

(1)
This caption includes upfront fees received and related with the restructuring of interest rate swap contracts. This amount is being recognized in income during the period of those contracts.

18.    Other Non-Current Liabilities

        This caption consists of:

	2002	2001
Provisions for other risks and costs (Note 28):
For fixed assets (Note 3.d))	32,983,177	35,768,526
For taxes(a)	26,144,615	67,153,725
For legal actions(b)	9,837,168	7,653,111
For incentive plans (Note 32)	9,173,262	9,831,678
For other risks and costs(c)	361,065,133	939,536,835

	439,203,355	1,059,943,875
Other	79,738,060	47,798,056

	518,941,416	1,107,741,931

(a)
The provision for taxes is to cover tax contingencies and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of December 31, 2002 this provision by subsidiary is the following:

Brasilcel's subsidiaries (50%)	19,949,951
PT Comunicações (Note 33.a))	1,357,867
PT Prime	1,200,547
Other	3,636,250

26,144,615

  The provisions recorded by Brasilcel's subsidiaries as of December 31, 2002 are basically related to indirect taxes in Brazil (ICMS), which legality under the Brazilian Constitution is being challenged by those companies.

(b)
The provision for legal actions is to cover liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2002 was not yet settled. The amount of the provision is based on information obtained from the Company's legal counsel.

(c)
The detail of this caption is as follows:

For impairment	98,815,669
For risks related with financial instruments derivatives:
. Shares of PT Multimédia (Note 31)	62,416,460
. Portugal Telecom's own shares (Note 31)	42,576,411
For losses in affiliated companies (Notes 2.a) and 10)	31,822,874
Other provisions(i)	125,433,719

361,065,133

    (i)
    This caption includes a provision to adjust assets and liabilities in TMN, amounting € 50,915,335 (Note 27), and other provisions to cover risks associated with the operations of certain Group companies.

        In December 2001, Portugal Telecom recorded a provision for impairment amounting to € 500,000,000. This provision included an estimated impairment of Portugal Telecom's investment in Telesp Celular Participações, which was computed based on the difference between the carrying value of the Company's investment in this subsdiary (including goodwill and concession) and the corresponding estimated fair value, computed under discounted cash flow mwthodology, amounting to € 1,500 million, net of the estimated tax effect of € 1,000 million resulting from the corporate restructuring of its mobile businesses, which was in progress at that date. This provision for impairment recorded as an extraordinary loss in 2001 (Note 18). During the fourth quarter of 2002, this provision was used to offset the impairment in the investment in Telesp Celular Participações amounting to € 1,141 million, following the contribution by Portugal Telecom of this investment to Brasilcel. This provision was also used to cover for the loss on the impairment booked by PT Multimédia of its investment in Lusomundo (€ 190 million, net of the effect of minority interests on PT Multimédia) and also to cover for certain other impairments on financial investments, namely PrimeSys, Médi Telecom, Banco 1.net and Investenews, identified during the fourth quarter of 2002. As of December 31, 2002 the remaining balance of the provision for impairment amounts to € 98,815,669, and is to cover inherent risks related with potential impairments in financial investments. The information available to date, indicates that this provision is adequate to cover those risks.

19.    Minority Interest

        This caption consists of:

	2002	2001
Brasilcel(1)	226,107,885	787,644,053
PT Multimédia(2)	156,892,364	372,164,297
Cabo Verde Telecom	25,975,810	22,679,487
Lusomundo(1)	10,264,923	15,637,256
Mascom	11,338,439	4,122,933
PT Prime(2)	4,927,105	5,046,959
Cabo TV Madeirense, S.A.	4,439,994	3,772,739
CST—Companhia Santomense Telecomunicações, S.A.R.L.	1,591,980	1,817,431
Kénia Postel	1,670,905	1,308,552
LTM	1,727,857	2,078,870
Cabo TV Açoreana, S.A.	1,617,935	1,412,478
PTM.com(3)	—	804,803
Others, net	626,287	1,464,184

	447,181,484	1,219,954,042

        The income/(losses) applicable to minority interest in the years ended December 31, 2002 2001 and 2000 were as follows:

	2002	2001	2000
PT Multimédia(2)	(61,406,838)	(42,615,025)	(97,928,610)
Telesp Celular Participações(2)	(23,313,734)	(305,011,853)	73,453,874
Lusomundo(1)	(4,253,277)	(734,472)	—
Cabo Verde Telecom	7,055,199	5,782,621	4,503,397
Mascom	4,532,724	1,371,400	1,081,567
PT Prime(2)	130,146	322,216	1,164,786
PTM.com(3)	—	(3,812,751)	(14,711,108)
Others, net	2,635,116	2,048,110	(9,832,272)

	(74,620,664)	(342,649,754)	(42,268,366)

(1)
The minority interests in these subsidiaries correspond to the interests of minority shareholders of the subsidiaries of Brasilcel and Lusomundo.

(2)
The minority interests in these subsidiaries correspond to the participation of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.

(3)
During the year 2001 and the first quarter of 2002 PT Multimédia acquired the total share capital of PTM.com.

20.    Share Capital and Reserves

        As of December 31, 2002, Portugal Telecom's fully subscribed and paid share capital amounted to € 1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of Euro 1 each, and with the following distribution:

  •
  1,254,284,500 ordinary shares;

  •
  500 class A shares.

        All of the Class A shares are held by the Portuguese State.

        The class A shares have special voting rights as follows:

  •
  Election of one third of the Directors, including the Chairman of the Board of Directors;

  •
  Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom's net income;

  •
  Capital increases and other changes in Portugal Telecom's Articles of Association;

  •
  Issuance of bonds and other securities;

  •
  Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;

  •
  Altering the general objectives, the strategy or the policies of Portugal Telecom; and

  •
  Defining investment policies of Portugal Telecom, including authorizing of acquisitions and disposals.

        As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as of December 31, 2002 was reduced to 6.5%, including the 500 class A shares indicated above.

Capital issued premium

        This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão de Mercado de Valores Mobiliários, these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

21.    Operating Revenues

        This caption consists of:

	2002	2001	2000
PT Comunicações (Note 36.2)	1,983,088,406	2,184,649,454	1,956,431,177
Services rendered	1,817,944,029	2,014,153,576	1,785,710,938
Directories	139,139,288	136,750,269	131,723,000
Sales	26,005,089	33,745,609	38,997,239
PT Prime (Note 36.3)	264,911,367	215,861,680	176,802,511
Services rendered	258,535,177	207,075,061	167,871,023
Sales	6,376,190	8,786,619	8,931,488
TMN (Note 36.4)	1,266,647,997	1,171,880,094	994,262,502
Services rendered	1,132,761,033	1,007,903,832	842,359,121
Sales	133,886,964	163,976,262	151,903,381
Telesp Celular Participações (Note 36.6)	1,217,622,274	1,401,174,530	1,643,819,201
Services rendered	1,048,632,419	1,178,724,559	1,175,883,554
Sales	168,989,855	222,449,971	467,935,647
PT Multimédia (Note 36.5)	640,272,749	592,866,172	226,671,922
Services rendered	492,704,921	428,187,553	220,207,501
Sales	147,567,828	164,678,619	6,464,421
Other Businesses	209,490,327	160,142,367	148,263,219
Services rendered	200,268,253	140,265,847	137,777,107
Directories	17,520	35,896	—
Sales	9,204,554	19,840,624	10,486,112

Operating Revenues	5,582,033,120	5,726,574,297	5,146,250,532

22.    Wages and Salaries

        This caption consists of:

	2002	2001	2000
Salaries	581,537,670	551,584,681	472,074,300
Employee benefits	74,672,734	71,478,678	59,124,074
Social charges	19,331,095	26,102,847	35,109,222
Insurance	3,164,379	2,778,987	2,476,893
Other	16,069,489	16,693,047	9,346,954

	694,775,367	668,638,240	578,131,443

23.    Costs of Telecommunications

        This caption consists of:

	2002	2001	2000
Interconnection charges—fixed/mobile(a)	151,446,742	175,869,099	47,532,148
Interconnection charges—mobile/mobile	140,209,051	149,290,806	61,960,301
Use of network	78,512,227	99,354,000	90,785,153
International telecommunications operators	83,384,871	94,491,249	88,342,500
Rental of telecommunications circuits	54,278,630	69,214,517	83,095,015
Roaming	33,585,706	29,834,903	23,705,475
Satellite charges	9,390,213	13,743,880	21,748,765
Other costs of telecommunications services	72,131,224	83,300,694	53,514,257

	622,938,664	715,099,148	470,683,614

(a)
As from October 1, 2000, the ownership of fixed to mobile traffic was transferred to the fixed telephone service operators, which now have the right to establish the tariffs for end customers and book the entire billable amount as revenues, passing only to the mobile operators the termination price. This caption relates to the termination price charged on fixed to mobile traffic with other non-group operators.

24.    Other General and Administrative Expenses

        This caption consists of:

	2002	2001	2000
Specialized work and subcontracts	495,187,549	546,379,433	403,545,918
Commissions	104,505,101	116,521,560	85,569,625
Rents	103,471,276	102,535,612	84,588,737
Electricity	46,832,747	50,755,195	54,515,280
Communication expenses	38,601,976	48,167,930	41,632,347
Travel and entertainment	16,534,541	20,564,160	15,583,235
Insurance	10,297,929	8,719,285	6,953,274
Security expenses	9,350,331	9,511,796	9,003,062
Fuel and gas	7,154,280	8,269,439	7,068,573
Other general and administrative expenses	91,927,592	85,717,484	138,510,090

	923,863,322	997,141,894	846,970,141

25.    Other Financing Expenses

        This caption consists of:

	2002	2001	2000
Foreign currency exchange losses(1)	142,899,003	192,974,338	57,820,598
Goodwill amortization (Note 12)	142,909,438	154,551,382	99,618,541
Other financial costs(2)	136,154,143	232,281,178	62,433,125

	421,962,584	579,806,898	219,872,264

(1)
This caption, for the year ended December 31, 2002, includes exchange losses resulting from loans obtained by Telesp Celular in US Dollars, amounting to approximately to € 71,042,737.

(2)
This caption, for the year ended December 31, 2002, includes the cost related with a provision to cover estimated losses with an equity swap on own shares amounting to € 42,576,411 (Notes 18 and 31) and financial expenses incurred by Telesp Celular and Telesp Celular Participações amounting to € 56,239,022.

26.    Other Financing Income

        This caption consists of:

	2002	2001	2000
Foreign currency exchange gains(1)	230,675,349	74,121,366	49,187,368
Gains on investments	1,143,322	4,999,581	6,642,401
Financial discounts received	836,881	1,549,181	9,593,282
Other financial gains	22,437,755	81,757,876	18,249,585

	255,093,307	162,428,004	83,672,636

(1)
This caption, for the year ended December 31, 2002, includes € 147,846,301 (Note 36.7), related with gains obtained in swap transactions made by Portugal Telecom, and € 13,474,256, resulting from exchange gains on the translation of US Dollar loans obtained from the European Investment Bank.

27.    Extraordinary Items

        This caption consists of:

	Losses/(Gains)
	2002	2001	2000
Provision to adjust assets and liabilities in TMN (Note 18)	(50,915,335)	—	—
Gains/(losses) on disposals of investments, net:
Disposal of Telefónica shares (Exhibit II.c))	30,519,163	112,314,478	43,006,788
Disposal of investment in Deltapress (Exhibit II.c))	5,098,510	—	—
Disposal of PTM shares	—	—	483,059,727
Disposal of investment in SPT Holding	—	—	284,819,040
Disposals of PTM.com shares	—	199,519,287	176,460,000
Disposals of investment in TBS Participações	—	—	52,246,423
Recording of a provision for impariment (Notes 2 and 18)	—	(500,000,000)	—
Other, net	(322,626)	(299,455)	(34,219,092)
Issuance of additional common stock by subsidiaries (Note 3.v))	—	1,566,750	(172,869,958)
Other extraordinary items, net	—	(94,184,865)	(336,097,045)

	(15,620,288)	(281,083,805)	496,405,883

28.    Movement in the Provisions

        During the year ended December 31, 2002 the movements in the provisions accounts were as follows:

	Beginning balance	Increases	Decreases	Effect of Brasilcel consolidation(a)	Ending balance
Provision for doubtful accounts receivable (Notes 6 and 7)	343,583,063	93,913,013	(66,603,628)	(3,795,567)	367,096,881
Provision for marketable securities	19,066	—	—	—	19,066
Provision for inventories (Note 8)	15,984,208	6,742,727	(6,170,080)	392,544	16,949,399
Provision for investments (Note 10)	30,104,232	472,980,033	(22,359,815)	(161,145,460)	319,578,990
Provisions for other risks and costs (Note 18):
Fixed assets	35,768,526	3,134,615	(5,919,964)	—	32,983,177
Taxes	67,153,725	11,024,408	(40,781,243)	(11,252,275)	26,144,615
Legal actions	7,653,111	2,811,824	(627,767)	—	9,837,168
Other	949,368,513	333,740,805	(497,127,936)	(415,742,987)	370,238,395

	1,059,943,875	350,711,652	(544,456,910)	(426,995,262)	439,203,355

	1,449,634,444	924,347,425	(639,590,433)	(591,543,745)	1,142,847,691

(a)
This column corresponds to the net effect of including 50% of the provisions recorded by Brasilcel and excluding 100% of the provisions recorded by Telesp Celular Participações.

        During the year ended December 31, 2001 the movement in the provision accounts was as follows:

	Beginning balance	Increases	Decreases	Ending balance
Provision for doubtful accounts receivable (Notes 6 and 7)	327,596,396	110,943,051	(94,956,384)	343,583,063
Provision for marketable securities	240,929	—	(221,863)	19,066
Provision for inventories (Note 8)	2,217,421	14,580,206	(813,419)	15,984,208
Provision for investments (Note 10)	29,989,496	127,097	(12,361)	30,104,232
Provisions for other risks and costs (Note 18):
Taxes	59,821,234	14,779,727	(7,447,236)	67,153,725
Fixed assets	35,930,439	8,960,359	(9,122,272)	35,768,526
Legal actions	8,813,333	950,048	(2,110,270)	7,653,111
Other	34,653,787	929,821,402	(15,106,676)	949,368,513

	139,218,793	954,511,536	(33,786,454)	1,059,943,875

	499,263,035	1,080,161,890	(129,790,481)	1,449,634,444

        During the year ended December 31, 2000 the movement in the provision accounts was as follows:

	Beginning balance	Increases	Decreases	Ending balance
Provision for doubtful accounts receivable (Notes 6 and 7)	224,650,754	230,025,816	(127,080,174)	327,596,396
Provision for marketable securities	240,929	—	—	240,929
Provision for inventories (Note 8)	1,760,215	771,452	(314,246)	2,217,421
Provision for investments (Note 10)	32,421,829	2,070,660	(4,502,993)	29,989,496
Provisions for other risks and costs (Note 18):
Fixed assets	19,664,818	19,929,865	(3,664,244)	35,930,439
Taxes	18,863,664	41,574,375	(616,805)	59,821,234
Legal actions	7,204,002	2,043,784	(434,453)	8,813,333
Other	34,201,589	27,806,178	(27,353,980)	34,653,787

	79,934,073	91,354,202	(32,069,482)	139,218,793

	339,007,800	324,222,130	(163,966,895)	499,263,035

29.    Taxes

        Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 30% which can be increased by approximately 9% through a municipal tax. In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2002. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

        The movement in deferred taxes in the year ended December 31, 2002, is as follows:

		Increase/(Decrease)
	Beginning Balance	Net income	Taxes Payable (Note 16)	Shareholders' Equity	Foreign currency translation adjustments	Other adjustments	Effect of Brasilcel consolidation(iii)	Ending Balance
Deferred tax assets
Provisions	430,209,808	14,373,051	—	—	—	(170 597)	—	444,412,262
Tax losses carryforward(i)	12,473,493	2,044,399	(434 496 983)	—		1,350,520,257	—	930,541,166
Financial instruments	90,935,522	(43,097,150)	—	(45,034,615)	—	—	—	2,803,757
Additional contribution to pension funds	26,158,836	1,700,046	—	—	—	—		27,858,882
Others(ii)	530,333,368	(42,184,893)	—	86,167,953	(225,771,888)	—	(56,894,452)	291,650,088

	1,090,111,027	(67,164,547)	(434,496,983)	41,133,338	(225,771,888)	1,350,349,660	(56,894,452)	1,697,266,155

Deferred tax liabilities
Revaluation of fixed assets	35,158,631	(4,079,927)	—	(73,133)	—	2,877,572	—	33,883,143
Gains on disposals of investments	576,465,152	(231,233,962)	—	—	—	—	—	345,231,190
Distributable reserves of subsidiaries in foreign countries	9,075,142	4,668,607	—	—	—	—	—	13,743,749
Others	579	10 411 837	—	—	—	—	—	10,412,416

	620,699,504	(220,233,445)	—	(73,133)	—	2,877,572	—	403,270,498

		(153,068,898)	434,496,983	(41,206,471)	(225,771,888)	(1,347,472,088)	(56,894,452)

(i)
The corporate restructuring completed in the second half of 2002 resulted in tax losses on the following operations: (a) sale of direct and indirect participations held by Portugal Telecom in Telesp Celular Participações, to PT Móveis; (b) sale of the investment in Medi Telecom, held by PT Ventures, to PT Móveis; and (c) sale of the investment in PrimeSys, held by PT Prime SGPS, to PT Brasil. These tax losses were partially offset by tax gains on the sale of the investment in Mascom, held by PT Ventures, to PT Móveis. These intra-group transactions, which were intended to complete the corporate restructuring approved by the Board of Directors, were made based on the fair value of the related investments. With this restructuring the Company recorded an increase in deferred tax assets amounting to € 1,349,519,052.

(ii)
As of December 31, 2001 this caption included deferred tax assets in the amount of 1,085,274,205 Brazilian Reais recorded by Telesp Celular. During year 2002, this assets were reduced by € 224,771,888 (recorded in the caption cumulative foreign currency translation adjustments) due to the Brazilian Real devaluation.

(iii)
This column corresponds to the net effect of including 50% of the deferred taxes recorded by Brasilcel and excluding 100% of the deferred taxes recorded by Telesp Celular Participações.

        Deferred taxes recorded in the balance sheet are classified as follows:

	Assets	Liabilities
Current	819,956,480	44,220,045
Non-current	877,309,675	359,050,453

	1,697,266,155	403,270,498

        The reconciliation of the income tax provisions calculated at the statutory Portuguese income tax rate, for the years ended December 31, 2002 and 2001 and the effective income tax rate, is as follows:

	2002	2001
Net income before taxes	653,529,471	(360,663,559)
Statutory tax rate	33.00%	35.20%

	215,664,725	(126,953,573)
Permanent diferences(a)	137,765,749	305,060,873
Effect of change in tax rate(b)	(2,495,194)	(1,940,979)
Tax adjustments	(14,584,469)	(1,570,585)
Other	743,526	—

Income taxes for the year	337,094,337	174,595,736

Efective tax rate	51.58%	-48.41%

The income tax for the year, is as follows:
Income tax-current (Note 16)	490,163,235	273,914,599
Deferred taxes	(153,068,898)	(99,318,863)

	337,094,337	174,595,736

(a)
This amount relates basically to the effect of the of the application of the equity method to the investments in associated companies, goodwill amortization, valuation allowances applicable to certain tax losses carryforward and in 2001 also includes the recording of a provision for impairment (Note 18).

(b)
This amount relates to the impact on deferred taxes on different municipal tax rates applicable to the different group companies and to the differences on the tax rate applicable to the different subsidiaries.

30.    Post Retirement Benefits

1.     Pension Benefits

        As referred to in Note 3.g), PT Comunicações, PT-SI and Lusomundo (through its subsidiaries Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

          a)    Former Telecom Portugal employees—Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

          b)    Former TLP employees—The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

          c)     Former TDP employees—Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

          d)    Former Employees of Marconi—The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and to two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

          e)    On retirement the Companies pay a lump sum gratuity of a fixed amount which depends on the length of service completed, these benefits applies to the employees mentioned above. These benefits also apply to PT Comunicações active employees.

          f)     Employees of Jornal de Notícias and Diário de Notícias—Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State Social Security System.

          g)     Employees of PT—SI—who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

        The actuarial valuations for these plans as of December 31, 2002, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6%
Discount rate	6%
Salary growth rate	3%
Pension growth rate(*)	2%
Inflation rate	2%
Mortality table:
Employees (whist in active service):	AM 92 - males
AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males
PA (90) f - 2 females
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

(*)
Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

        The following table sets out the funded status of the PT Comunicações, PT-SI and Lusomundo plans as of December 31, 2002 and 2001:

	2002	2001
Projected benefit obligation	3,015,107,000	2,938,690,979
Plan assets at fair value	(1,664,249,000)	(1,731,994,829)

Projected benefit obligation, in excess of plan assets	1,350,858,000	1,206,696,150

        As of December 31, 2002 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in balance sheet as of that date is presented below:

Projected benefit obligation, in excess of plan assets	1,350,858,000
Actuarial losses, net(i)	(726,002,450)
Transition obligation(ii)	(29,203,596)
Prior service cost	50,218

Pension Liabilities	595,702,172

(i)
Actuarial losses and gains result basically from: (a) difference between the actual and expected return on fund assets; and (b) higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of sixteen years, which corresponds to the estimated average working life of employees. During the year ended December 31, 2002 there were actuarial losses, net amounting to € 232,060,000, resulting mainly from the under performance of the pension funds.

(ii)
The transition obligation results from the first time recognition of post retirement benefits, made in 1993. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years.

        As of December 31, 2002 and 2001, the plan assets of PT Comunicações consist of:

	2002	2001
Bonds	740,892,000	791,590,000
Equities	361,366,000	500,100,000
Investment fund units	190,266,000	212,320,000
Cash, treasury bills, short-term stocks and net current assets	212,418,000	87,800,000
Property	159,307,000	140,190,000

	1,664,249,000	1,732,000,000

        The pension liabilities of PT Comunicações, PT—SI and Lusomundo were recorded in the consolidated balance sheet as of December 31, 2002, in the following captions:

2002
Accrued post retirement liability (Note 30.3)	589,966,365
Accounts receivable other—Third parties (Note 7)	5,735,807

595,702,172

        A summary of the components of the net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 is presented below:

	2002	2001	2000
Service cost	18,236,000	19,662,713	18,500,414
Interest cost	170,428,000	157,211,000	145,205,056
Expected return on plan assets	(102,580,000)	(104,578,000)	(103,620,000)
Net amortization of deferrals	40,811,171	24,420,714	14,569,611

	126,895,171	96,716,427	74,655,081
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	42,930,000	163,200,000	229,751,299

Net periodic pension cost	169,825,171	259,916,427	304,406,380

        The total pension costs recorded in the year ended December 31, 2002, 2001 and 2000 were € 169,822,476, € 259,916,427 and € 304,406,380, respectively (Note 30.4).

        Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

        The contributions made to the pension funds and payments to pensioners in the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Employers' contributions	114,069,777	111,625,211
Plan participants' contributions	10,068,543	11,047,000

	124,138,320	122,672,211

Payments to pensioners	121,484,609	105,204,580

        During 2002, Telesp Celular has increased the provision to cover the accrued post retirement liability regarding its defined benefit plan (Note 3.g)), by € 140,466 (Note 30.4). Pension contributions made by Telesp Celular (including the defined contribution plan and the defined benefit plan) in the year ended December 31, 2002 amounted to € 903,147 and were recorded as "Post retirement benefits" (Note 30.4).

        As of December 31, 2002 the accrued post retirement liabilities includes € 178,895, relating to the post retirement liabilities of Brasilcel's subsidiaries (Note 30.3).

2.     Other Employee Benefits

        As referred to in Note 3.h), PT Comunicações and PT—SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

        The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2002, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:
First 7 years	3.5%
Years thereafter	3%
Discount rate	6%
Salary growth rate	3%
Increases in pensions and pre-retired salaries	2%
Mortality table:
Employees (whist in active service):	AM 92 - males
AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males
PA (90) f - 2 females
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

        Based on this study the accumulated post retirement health care benefit obligation as of December 31, 2002 and 2001 was € 639,229,395 and € 635,680,395, respectively.

        As of December 31, 2002 the reconciliation between the present value of post retirement health care obligations and the liability recorded in the balance sheet is presented below:

2002
Present value of projected benefit obligation	639,229,395
Actuarial losses, net(i)	(112,772,283)
Transition obligation(ii)	(55,408,322)

Post retirement health care liability	471,048,790

(i)
Actuarial losses and gains result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over sixteen years, which corresponds to the average working life of employees.

(ii)
The transition obligation results from the first time recognition of other employee benefits, made in 1997. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years.

        The accrued post retirement liability recorded as of December 31, 2002 and 2001 amounts to € 471,048,790 and € 635,677,196, respectively (Note 30.3).

        A summary of the components of the net periodic post retirement health care cost for the years ended December 31, 2002, 2001 and 2000, is presented below:

	2002	2001	2000
Service cost	6,142,000	5,277,282	6,010,515
Interest cost	37,454,000	30,900,530	29,648,547
Net amortization and deferral	11,814,000	7,008,111	7,621,632

	55,410,000	43,185,923	43,280,694
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	3,313,000	15,323,161	24,944,883

Net periodic pension cost	58,723,000	58,509,084	68,225,577

        The total post retirement benefit costs recorded in the year ended December 31, 2002, 2001 and 2000 were € 58,307,950, € 58,509,084 and € 68,225,577, respectively (Note 30.4).

        Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

        The difference between the cost recorded in the year ended December 31, 2002 and the figures presented in the actuarial valuations results from an adjustment to the 2001 actuarial valuation report, which implied a reduction of post retirement health care benefits and work force reduction program costs of € 152,256 and € 262,794, respectively.

        During 2002, Telesp Celular has increased the provision to cover its proportion of the estimated deficit in the Sistel Medical Fund by € 19,229 (Note 30.4)

        As of December 31, 2002 the accrued post retirement health care liabilities include € 263,214 relating to healthcare liabilities of Brasilcel's subsidiaries (Note 30.3).

3.     Balance sheet captions

        Accrued Post Retirement Liability

        This caption consists of:

	2002	2001
Pension benefits (Note 30.1)	590,145,260	1,173,915,256
Other employee benefits (Note 30.2)	471,312,004	636,128,539

	1,061,457,264	1,810,043,795

4.     Profit and loss captions

	2002	2001	2000
Post retirement benefits:
Pension benefits (Note 30.1)	127,936,089	97,414,088	61,638,576
Other employee benefits (Note 30.2)	55,276,973	43,263,441	41,805,214

	183,213,062	140,677,529	103,443,790

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment)
Pension benefits (Note 30.1)	42,930,000	163,200,000	229,751,299
Other employee benefits (Note 30.2)	3,050,206	15,323,161	25,052,937

	45,980,206	178,523,161	254,804,236
Termination payments	7,721,713	5,354,737	9,396,632
Provision for work force reduction	—	—	(11,472,352)

	53,701,919	183,877,898	252,728,517

	236,914,981	324,555,427	356,172,307

31.    Financial instruments and risk management

        Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

        The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorisation from Portugal Telecom's Executive Commitee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year, to determine the economic and financial implications of their cancellation.

Interest rate exposure

        Interest rate swaps were obtained by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. Considering that interest rates are at historical low levels and their expected future evolution, Portugal Telecom has entered into new interest rate swap contracts and restructured its current portfolio so as to increase the proportion of its fixed rate debt. Consequently, the impact of a possible increase in interest rates on future financial costs on loans contracted has been reduced significantly. As of December 31, 2002 the loans with interest rate swaps totalled approximately € 2,983 million, with an average maturity of 4.1 years. As a result of these operations, the proportion of debt indexed to fixed rates, increased to 75.8% of total debt.

Exchange rate and interest rate exposure

        Cross currency swaps were obtained primarily to reduce exposure of assets denominated in Brazilian Reais and to diversify interest rate exposure. At December 31, 2002, the Company had a total debt resulting from swaps to U.S. Dollars, with an average maturity of 6.3 years, of approximately € 200 million. At this date, Brasilcel's subsidiaries have financial instruments to reduce its debt's exposure to US Dollars and Euros.

        As of December 31, 2002, Brasilcel's subsidiaries also had cross currency swaps (Brazilian Reais/US Dollars) to cover accounts payable denominated in U.S. Dollars amounting to US$ 1,159.2 million, with an average maturity of 2.2 years. These subsidiaries also contracted call options for the sale of US$ 300 million with a maturity of 1.7 years. Additionally, these subsidiaries had cross currency swaps (Euro/Brazilian Reais), with an average maturity of 1.8 years, amounting to € 760.2 million.

Equity swaps

        In previous periods, the Company contracted equity swaps on own shares to cover the responsibility arising from incentive plans to minimise exposure to changes in the market value of its own shares (Note 32). As the closing of these derivative contacts is expected to occur during 2003 and considering the current market value of Portugal Telecom's stock price, the Company recorded a provision (Note 18) to cover for the difference between the strike price of these derivatives (that vary between € 9.55 and € 12.07 per share) and Portugal Telecom's stock price at year end (€ 6.55 per share).

        As referred in Note 18, the Company contracted an equity swap regarding the shares of PT Multimédia, with maturity on May 6, 2003. As of December 31, 2002, the Company recorded a provision to cover for the difference between the strike price of this derivative (€ 14.1 per share) and PT Multimédia's stock price at year end (€ 10.62 per share).

Fair value of financial instruments

        As of December 31, 2002 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euro):

	2002 Carrying Value	Fair Value	2001 Carrying Value	Fair Value
Financial instruments to manage interest and exchange exposure(i)
Interest rate (Note 3.q))	1.1	(66.5)	(2.5)	(6.6)
Interest rate and exchange rate (Note 3.q))	162.0	75.5	(35.1)	(237.2)
Equity Swaps
Own shares (Notes 18 and 25)(ii)	(42.6)	(40.2)	(2.0)	(21.9)
PT Multimédia shares (Note 18)(iii)	(68.5)	(69.1)	(78.1)	(83.3)

(i)
Certain derivatives included in this caption were renegotiated during 2002. As a result of those negotiations, the company received upfront fees which were recorded as deferred income and will be recognized in income during the remaining period of those contracts. As of December 31, 2002, deferred income related with these derivatives amount to € 93,132,085 (Note 17).

(ii)
The carrying value corresponds to the provision recorded to cover for these derivatives (Note 18).

(iii)
The carrying value corresponds to the provision recorded to cover these derivatives (€ 62,4 million, Note 18), plus the accrued financial costs associated with this contract (€ 6,1 million).

        The favorable fair value evolution in 2002 of these financial instruments to cover interest rate exposure, is mainly a result of the renegotiation and unwinding of the swap contracts, as well as the favorable evolution that occurred in the market (specially in interest rates).

32.    Incentive plans

        As of December 31, 2002, the Company had the following incentive plans:

          (a)   On April 21, 1998 at Portugal Telecom's annual shareholders' meeting an incentive plan was approved for the directors and certain employees of Portugal Telecom and its subsidiaries, consisting of options to purchase shares of Portugal Telecom. Under the terms of the plan its beneficiaries have the option to acquire 2,927,725 shares at a price of Euro 9.39 per share.

          The options are exercisable during three months periods starting on the dates defined in the plan, as follows:

Percentage
June 8, 2000	10%
June 8, 2001	20%
June 8, 2002	30%
June 8, 2003	40%

          The options not exercised within the above periods can be exercised at a single time during the three months period starting after the last exercisable date defined in the plan, that is June 8, 2003.

          To cover the exposure to variations in the price of shares subject to sale at the price defined in the incentive plan, Portugal Telecom carried out hedging operations in the year 2000, with total return swaps on Portugal Telecom's own shares. The annual cost of these operations will be recognised over the period of the plan (Note 3.u)).

          As of December 31, 2002, the Company had a provision of € 5,085,907 (Note 18) to cover the costs related with this plan.

          (b)   On September 27, 1999, at an extraordinary shareholders' meeting of Portugal Telecom, another incentive plan was approved for directors and senior managers of Portugal Telecom and its subsidiaries, consisting of shares and options to purchase shares of Portugal Telecom. This new plan allows for the delivery of up to 6,120,000 shares and options to purchase shares (at a price of 11.38 Euros) in a period of three years, with an effective starting date on April 27, 2000. During the year ended December 31, 2002, the Company delivered 571,876 shares under this plan, corresponding to a total cost of € 4,144,671. On December 31, 2002, the provision to cover the estimated costs at that date related with this plan, taking into account hedging operations carried out in the year 2000 with total return swaps on Portugal telecom's own shares, amount to € 4,087,355 (Note 18).

33.    Contingencies and commitments

a)    Tax contingencies

        As of December 31, 2002, the Company is subject to certain tax contingencies. The Company's management, based on information obtained from the Company's legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2002, are as follows:

  •
  The tax returns of the former TLP for the years 1990 and 1993, of the former TP for the year 1993 and of PT for the years 1997, 1998 and 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to € 28,008,616. Portugal Telecom decided to contest these assessments, as, in the opinion of its lawyers, the outcome should be in Portugal Telecom's favour.

  •
  Portugal Telecom is challenging the assessments made by the Municipal Councils of Oporto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2002 were as follows:

Municipal Council of Oporto	598,512
Municipal Council of Lisbon	102,568

701,080

        Pursuant to the New Basic Law (Law 91/97 of July 3, 1997, published on August 1, 1997), operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession. At this time, there can be no definitive assurance that the Portuguese Courts will accept that the New Basic Law resolves the claims for municipal assessments and taxes for the period prior to its enactment.

        During 2002, Marconi S.A. (a Company presently integrated in PT Comunicações, S.A.) received corrections to the income tax of 1997, 1998 and 1999, of approximately € 13 million. These corrections are mainly arising from losses resulting from the sale and/or liquidation of some subsidiaries that tax authorities did not consider eligible for tax purposes. From such corrections, the amount that was considered due was paid (€ 99,649) and the remaining was complained considering the fact that such costs were inherent to the Company's activity, as supported by independent tax experts.

        Additionally, there are the following situations which are fully provided for:

  1.
  Due to additional assessments related with the 1999 and 2000 income tax returns, an accrual amounting to € 1,357,867 has been recorded and included in the provision for other risks and costs (Note 18).

  2.
  In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which, as of December 31, 2002, amounted to € 1,123,313 (Note 15).

  3.
  Other contingences for income tax purposes in PT Prime, amounting to € 1,200,547.

b)    Legal proceedings with employees

        Portugal Telecom has entered into settlement agreements with certain employees and up to December 31, 2001 paid indemnities. According to Dispatch No. 138/97 from the Secretary of State for the Treasury and Finance, the Portuguese State will reimburse all these indemnities and any additional future ones, as they relate to the period prior to the formation of Portugal Telecom. As of December 31, 2002 the Portuguese State has already reimbursed Portugal Telecom the amount of € 25,057,331.

c)     Claims by a consumer protection association

        The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP—Instituto de Comunicações de Portugal (currently ANACOM—Autoridade Nacional de Comunicações—"ANACOM") and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO—Associação de Defesa do Consumidor ("DECO"). From a financial standpoint, the most relevant relate to the Inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted an appeal against to the Appeals Court, which maintained the decision of the first instance Court. PT Comunicações submitted an appeal against this decision to the Supreme Court.

        Portugal Telecom, although considering that the final decision in this case may be unfavorable resulting in potential liabilities, did not record a provision to cover for this situation, as it is practically impossible to do a reasonable and accurate estimate of these responsibilities.

d)    Guarantees

        As of December 31, 2002 the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	1,885,297

Bank guarantees given to other entities:
By PT Comunicações	10,428,568
By TMN to ANACOM	2,493,989
By PT Multimédia and subsidiaries	3,086,284
Other bank guarantees	1,002,158

17,010,999

Other guarantees	47,403,168

Comfort letters	27,980,776

        The bank guarantees and other guarantees identified above consist of various indemnifications on behalf of the Company's listed subsidiaries or affiliates, or, in the case of outstanding litigation, guarantees for specific amounts of payments in the case of an adverse judgment against the Company. These guarantees are expected to remain in place through the term of the underlying debt agreements, or in the case of litigation, until such litigation is resolved. Bank guarantees given by PT Multimédia and its subsidiaries are essentially related with bank loans. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese Tax Authorities in respect of the contingencies discussed in Note 33.a). As of December 31, 2002, the Company has a reserve of € 9,837,168 relating with litigations.

        Global Telecom has an outstanding loan obtained from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil, in the amount of approximately 336 million Brazilian Reais as of December 31, 2002. At that date certain covenants established in the loan contract, especially those related with the level of indebtedness and capitalization, were not being complied with by Global Telecom, although BNDES authorized the non-compliance as of December 31, 2002.

        Portugal Telecom issued a comfort letter to Citibank, S.A., in favour of Global Telecom, regarding hedging operations made by this subsidiary company in Brazil totalling € 299,692,669.

e)     Purchase commitments

        As of December 31, 2002, the Company had assumed commitments for the purchase of basic equipment amounting to approximately € 45,600,000.

f)     Financial commitments

        In October 2000, Medi Telecom entered into medium and long term loan contracts totalling € 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

        Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Medi Telecom (Portugal Telecom, through PT Móveis (31.34%), Telefónica Móviles, S.A. (31.34%) and Banque Marrocaine di Commerce Exterior Group (19.14%)) signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of € 210,000,000 and ends as soon as Medi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

34.    Transactions with related entities

a)    Concession Agreement

        On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above-referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry.

        This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State. This rent amounts to 1% of the Company's gross operating revenues from services covered by the Concession, after the deduction of losses incurred in meeting the universal service obligations and certain other items.

        On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

        On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network (Note 1).

b)    Pricing

        On December 30, 2002, a Pricing Convention for the fixed telephone service for 2002 and 2003 was signed between PT Comunicações, ANACOM and DGCC. The pricing convention establishes caps on average annual price changes for calls, excluding international calls, of CPI—3% and CPI—2.75% for 2002 and 2003, respectively.

c)     Discounts to retired Portuguese citizens

        In accordance with Decree Law 20-C/86 certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to Portugal Telecom by the Portuguese State. Up to December 31, 2001, this receivable balance was to be offset against the concession rent payable to the Portuguese State. In conjunction with the negotiations for the acquisition of the ownership of the Basic Network, the Company agreed with the Portuguese State the payment of the net balance due as of December 31, 2001 amounting to € 60,380,376 which occurred in December 2002. As of December 31, 2002, the account receivable balance from the Portuguese State related with this situation amounts to € 27,399,604 (Note 7). The Portuguese State committed to settle this balance during 2003, and to include that expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003.

d)    Rent payable to the Portuguese State

        Based on the current Concession Contract, the Company had to pay, up to December 31, 2002, an annual concession rent to the Portuguese State (Note 1), which amounted to € 16,604,413, and € 13,167,138, respectively, for the years ended December 31, 2002 and 2001. The concession rent for 2002 was included in the total consideration paid by the Company for the acquisition of the Basic Network (Note 1).

35.    Assets and Liabilities in Foreign Currencies

        The financial statements include monetary assets and liabilities denominated in foreign currencies, mainly: US Dollars, Brazilian Reais and currencies of other countries in Europe outside the Euro area

(primarily British Pounds and Swiss Francs), Special Drawing Rights ("SDRs"), Japanese Yen and various other currencies. A summary of these amounts, translated to Euro, is as follows:

	December 31, 2002
	US$	European Currencies	SDR	R$	Other	Total
Assets:
Cash on hand and in banks	237,260	—	—	—	21,643,129	21,880,389
Short term investments	1,436,077	—	—	—	140,471	1,576,548
Accounts receivable	12,972,550	604,117	7,459,225	81	18,794,302	39,830,274
Liabilities:
Accounts payable	52,953,175	306,881	7,033,240	21,072	3,783,626	64,097,993
Bank loans(a)	116,013,632	—	—	153,042,625	37,952,635	307,008,892
	December 31, 2001
	US$	European Currencies	SDR	R$	Other	Total
Assets:
Cash on hand and in banks	19,517,312	—	—	—	166,236	19,683,548
Short term investments	—	—	—	—	—	—
Accounts receivable	82,936,192	1,105,385	19,791,453	—	2,936,230	106,769,260
Liabilities:
Accounts payable	22,221,118	1,718,409	23,666,419	160,730	421,038	48,187,714
Bank loans(a)	127,614,451	—	—	38,131,728	28,737,075	194,483,254

(a)
Certain of these loans are covered by currency swap agreements (Notes 3.q) and 31).

36.    Disclosures about segments of the Company and related information

36.1 General

        The basis used by management to identify the reportable segments was a combination of the following factors:

(i)
Differences in products and services;

(ii)
Differences in regulatory environments; and

(iii)
Geographic areas.

        These segments are consistent with the way management currently analyses its businesses.

        The Company identified the following reportable segments:

PT Comunicações(1);

PT Prime(2);

TMN(3);

PT Multimédia(4); and

Telesp Celular Participações(5).

(1)
This business segment derives its revenues principally from the following products and services: fixed telephone service; wholesale services; directories; and sales of telecommunication equipment.

(2)
This business segment derives its revenues principally from the following products and services: data communications; leased lines; outsourcing and net solutions; and Internet Business to Business.

(3)
This business segment derives its revenues from mobile telecommunication services in Portugal.

(4)
This business segment, presently, derives its revenues basically from the transmission of cable television programs, media services and internet services to residential customers.

(5)
This business segment corresponds to Telesp Celular, the leading mobile operator in the State of São Paulo. It also includes the investment in Global Telecom (the mobile operator in the States of Paraná and Santa Catarina) which is accounted by the equity method.

        Transactions between segments are accounted for in the same manner as transactions with external parties.

        The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

36.2.     PT Comunicações

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2002, 2001 and 2000, are presented below:

	2002	2001	2000
Services rendered—external customers	1,957,083,317	2,150,903,845	1,917,433,938
Services rendered—intersegment revenues	317,922,484	238,653,996	210,733,377
Sales of merchandise and products—external customers	26,005,089	33,745,609	38,997,239
Sales of merchandise and products—intersegment sales	351,263	89,990	109,571

Operating revenues	2,301,362,153	2,423,393,440	2,167,274,125
Wages and salaries	(303,915,649)	(311,837,597)	(312,456,600)
Post retirement benefits	(180,873,048)	(137,880,432)	(117,935,865)
Costs of telecommunications	(479,494,263)	(547,668,852)	(240,610,594)
Depreciation and amortization	(392,081,077)	(389,479,656)	(450,999,671)
Own work capitalized	64,283,062	120,956,745	104,022,301
Cost of products sold	(23,965,076)	(31,553,048)	(35,861,259)
Marketing and publicity	(18,737,629)	(25,349,163)	(36,325,047)
Concession fee	(16,278,750)	(12,706,488)	(20,778,077)
Other general and administrative	(239,249,813)	(252,748,267)	(242,748,158)
Other net operating income	(146,265,175)	(179,761,661)	(240,968,520)

Operating costs and expenses	(1,736,577,418)	(1,768,028,419)	(1,594,661,490)

Operating income	564,784,735	655,365,021	572,612,635
Interest and related expenses	(35,848,387)	(36,988,873)	(55,311,743)
Interest and related income	20,755,515	23,407,270	28,126,258
Losses on sales and disposals of fixed assets, net	10,779,138	15,127,460	16,230,678
Equity in earnings of affiliated companies	(2,374,945)	(3,096,629)	889,258
Work force reduction program costs	(49,313,318)	(183,877,898)	(251,008,996)
Other non-operating (expenses)/income	2,063,630	(1,547,392)	5,514,530

Income before income tax	510,846,368	468,388,959	317,052,620
Provision for income taxes	(161,678,294)	(193,979,039)	(168,416,676)

Net Income	349,168,074	274,409,920	148,635,944

        Capital expenditures for this reportable segment, for the years ended December 31, 2002, 2001 and 2000 are € 576,304,767, € 326,668,686 and € 311,803,553, respectively. For 2002 and excluding the acquisition of the Basic Network, capital expenditure for this reportable segment would amount to € 227,909,180.

        Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 4,034,280,778 and € 4,854,626,454, respectively.

36.3.     PT Prime

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2002, 2001 and 2000, are presented below:

	2002	2001	2000
Services rendered—external customers	258,535,177	207,075,061	167,871,024
Services rendered—intersegment revenues	68,810,470	51,486,282	47,520,229
Sales of merchandise and products—external customers	6,376,190	8,786,619	8,931,488
Sales of merchandise and products—intersegment sales	856,962	571,634	—

Operating revenues	334,578,799	267,919,596	224,322,741
Costs of telecommunications	(176,834,323)	(139,270,708)	(100,714,225)
Wages and salaries	(45,782,058)	(39,375,600)	(34,146,335)
Depreciation and amortization	(35,473,395)	(26,128,681)	(23,198,192)
Costs of products sold	(6,207,293)	(5,662,667)	(8,563,079)
Marketing and publicity	(2,855,412)	(6,437,069)	(6,430,877)
Concession fee	(325,662)	(491,251)	(699,271)
Own work capitalized	3,538	3,736,960	498,798
Other general and administrative	(49,479,477)	(37,760,458)	(31,663,909)
Other net operating income	(21,430,085)	(15,881,892)	(7,340,932)

Operating costs and expenses	(338,384,167)	(267,271,366)	(212,258,022)

Operating income	(3,805,368)	648,230	12,064,719
Interest and related expenses	(34,168,110)	(32,011,760)	(1,811,446)
Interest and related income	2,590,889	8,387,364	5,766,196
Losses on sales and disposals of fixed assets, net	(6,659)	(146,737)	(193,982)
Equity in earnings of affiliated companies	(10,629,405)	(3,912,875)	(381,359)
Other non-operating expense/(income)	83,805	(7,852)	(74,057)
Extraordinary items	3,125,678	1,566,750	—

Income before income tax	(42,809,170)	(25,476,880)	15,370,071
Provision for income taxes	(1,114,310)	(2,414,696)	(6,546,483)
Loss/(income) applicable minority interest	909,824	1,022,665	(1,359,508)

Net Income	(43,013,656)	(26,868,911)	7,464,080

        Capital expenditures for this reportable segment, for the years ended December 31, 2002, 2001 and 2000 are € 40,927,947, € 66,732,311 and € 68,085,913, respectively. For 2002 and excluding the acquisition of the Basic Network capital expenditures for this reportable segment would amount to € 227,909,180.

        Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 330,329,304 and € 657,006,039, respectively.

36.4.     TMN

        Summarized profit and loss statements for this reportable segment, for the years ended December 31 2002, 2001 and 2000, are presented below:

	2002	2001	2000
Services rendered—external customers	1,132,761,033	1,007,903,832	842,359,121
Services rendered—intersegment revenues	199,947,958	211,397,993	52,063,980
Sales of merchandise and products—external customers	133,886,964	163,976,262	151,903,381
Sales of merchandise and products—intersegment sales	8,155,430	11,097,491	16,194,590

Operating revenues	1,474,751,385	1,394,375,578	1,062,521,072

Wages and salaries	(48,503,874)	(44,293,443)	(35,580,672)
Costs of telecommunications	(325,280,447)	(302,055,172)	(210,273,812)
Depreciation and amortization	(174,935,873)	(146,091,624)	(130,907,950)
Own work capitalized	5,239,064	5,385,080	4,607,819
Marketing and publicity	(20,058,815)	(19,414,697)	(34,766,336)
Costs of products sold	(167,983,520)	(223,572,248)	(217,452,941)
Other general and administrative	(194,412,360)	(192,037,729)	(131,775,337)
Other net operating income	(100,537,618)	(79,945,619)	(46,548,741)

Operating costs and expenses	(1,026,473,443)	(1,002,025,452)	(802,697,970)

Operating income	448,277,942	392,350,126	259,823,102
Interest and related expenses	(13,672,071)	(14,939,930)	(7,728,765)
Interest and related income	4,102,884	1,274,115	1,595,429
Losses on sales and disposals of fixed assets, net	(9,474,681)	(1,494,258)	1,211,239
Other non-operating expenses/(income)	9,578,886	39,227,038	1,628,997
Extraordinary items	(50,915,335)	469,688	—

Income before income tax	387,897,625	416,886,779	256,530,002
Provision for income taxes	(128,132,791)	(145,718,600)	(85,810,402)

Net Income	259,764,834	271,168,179	170,719,600

        Capital expenditures for this reportable segment for the years ended December 31 2002, 2001 and 2000 are € 282,698,776, Euro 283,335,156 and € 352,575,294, respectively.

        Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 1,488,369,025 and € 1,325,275,863, respectively.

36.5.     PT Multimédia

        Summarized profit and loss statements for this reportable segment, for the years ended December 31 2002, 2001 and 2000, are presented below:

	2002	2001	2000
Services rendered—external customers	492,704,921	428,187,553	220,207,500
Services rendered—intersegment revenues	35,814,283	32,864,976	21,170,416
Sales of merchandise and products—external customers	147,567,828	164,678,619	6,464,421
Sales of merchandise and products—inter segment sales	359,915	55,673	2,676

Operating revenues	676,446,947	625,786,821	247,845,013

Wages and salaries	(96,336,606)	(104,099,813)	(53,395,602)
Costs of telecommunications	(52,486,321)	(38,061,317)	(31,681,844)
Depreciation and amortization	(81,487,914)	(69,237,231)	(48,425,585)
Marketing and publicity	(32,638,523)	(39,354,166)	(30,923,601)
Own work capitalized	2,068,135	6,821,182	5,414,714
Costs of products sold	(67,784,981)	(83,548,560)	(7,507,550)
Post-Retirement benefits	(1,277,171)	(1,554,630)	—
Other general and administrative	(307,467,309)	(280,436,959)	(170,307,008)
Other net operating expenses	(44,520,408)	(42,986,366)	(4,385,798)

Operating costs and expenses	(681,931,098)	(652,457,860)	(341,212,274)

Operating income/(loss)	(5,484,151)	(26,671,039)	(93,367,261)
Interest and related expenses	(95,298,355)	(86,705,027)	(50,153,164)
Interest and related income	12,487,949	11,914,585	21,654,553
Equity in earnings of affiliated companies	(21,092,928)	(12,760,603)	(3,275,020)
Work force reduction program costs	(5,721,601)	—	—
Losses on sales and disposals of fixed assets, net	(957,718)	(866,121)	(55,719)
Other non-operating expenses/(income)	(30,931,104)	(15,756,112)	(8,871,710)
Extraordinary items	3,609,904	478,571	—

Income before income tax	(143,388,004)	(130,365,746)	(134,068,321)
Provision for income taxes	4,236,177	(2,337,691)	(1,298,160)
Loss/(income) applicable to minority interests	2,432,193	16,050,350	29,585,951

Net loss	(136,719,634)	(116,653,087)	(105,780,530)

        Capital expenditures for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are € 84,837,508, € 143,510,013 and € 103,799,842, respectively.

        Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 867,719,248 and € 1,993,717,139, respectively.

36.6.     Telesp Celular Participações

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2002, 2001 and 2000 are presented below:

	2002	2001	2000
Services rendered—external customers	1,048,632,419	1,178,724,559	1,175,883,554
Services rendered—intersegment revenues	438,283	609,195	—
Sales of merchandise and products—external customers	168,989,855	222,449,971	467,935,650

Operating revenues	1,218,060,557	1,401,783,725	1,643,819,204

Wages and salaries	(60,175,996)	(59,964,934)	(65,959,817)
Post retirement benefits	(1,062,841)	(775,179)	14,492,074
Costs of telecommunications	(109,159,918)	(165,431,117)	(162,826,006)
Depreciation and amortization	(236,719,658)	(281,833,892)	(324,998,537)
Marketing and publicity	(28,810,396)	(45,972,065)	(45,817,211)
Costs of products sold	(197,576,814)	(267,892,375)	(394,695,424)
Other general and administrative	(224,044,955)	(293,190,547)	(330,013,551)
Other net operating income	(84,544,710)	(109,953,522)	(125,554,383)

Operating costs and expenses	(942,095,288)	(1,225,013,631)	(1,435,372,855)

Operating income	275,965,269	176,770,094	208,446,349
Interest and related expenses	(221,855,524)	(320,046,478)	(142,793,453)
Interest and related income	45,334,794	69,757,274	38,965,235
Losses on sales and disposals of fixed assets, net	3,660,724	—	—
Equity in earnings of affiliated companies	(88,641,563)	(310,972,929)	8,245,106
Other non-operating expenses/(income)	125,010	(7,893,441)	9,277,006
Extraordinary items	—	(132,634,903)	—

Income before income tax	14,588,710	(525,020,383)	122,140,243
Provision for income taxes	(48,856,903)	5,993,881	—

Net Income	(34,268,193)	(519,026,502)	122,140,243

        Capital expenditures for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are € 88,163,239, € 457,868,854, and € 431,963,966, respectively.

36.7.     Reconciliations required by SFAS 131

  a)
  Operating revenues

	2002	2001	2000
Total relating to reportable segments	6,005,199,841	6,113,259,162	5,345,782,155
Total relating to other segments	331,531,477	292,048,557	218,492,957
Elimination of intragroup operating revenues	(754,698,198)	(678,733,422)	(418,024,580)

	5,582,033,120	5,726,574,297	5,146,250,532

  b)
  Net income

	2002	2001	2000
Total relating to reportable segments	394,931,425	(116,970,401)	343,179,333
Total relating to other segments	(33,302,782)	52,187,188	(86,413,593)
Other items:
Extraordinary items not related with segments	28,559,463	349,036,089	496,405,882
Financial expenses related with loans to finance the acquisition of investments	(130,454,773)	(172,370,901)	(143,434,982)
Exchange gains/(losses) with derivative instruments (Note 26)	147,846,301	(94,239,222)	—
Goodwill amortization	(61,671,535)	(86,578,315)	(83,233,956)
Equity accounting in losses of affiliated companies, net	(38,134,509)	(50,596,898)	(36,752,521)
Adjustment of income tax	(1,471,718)	91,773,500	50,489,111
Minority interests not included on reportable segments (see 36.1 above)	84,753,926	335,149,419	87,509

	391,055,798	307,390,459	540,326,782

  c)
  Total assets

	2002	2001
Total relating to reportable segments	9,834,000,052	12,051,283,493
Total relating to other segments	3,123,691,025	2,705,155,887
Elimination of intragroup balances	(1,329,353,718)	(1,690,218,631)
Goodwill	1,785,651,492	3,323,990,213
Investments in associated companies	312,137,729	1,246,044,288

	13,726,126,580	17,636,255,250

37.    Subsequent events

  •
  On January 16, 2003, Brasilcel, through its subsidiary Telesp Celular Participações, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações S.A. ("TCO"), the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. The proposed acquisition of 100% of TCO will be carried out by Telesp Celular Participações and will be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO's voting capital, for approximately R$1,505 million; (2) a public offering to the holders of TCO common shares; and (3) the incorporation of TCO by Telesp Celular Participações through a merger of Telesp Celular Participações shares for the remaining TCO shares. This acquisition is expected to enhance Brasilcel's leadership and competitive position in the Brazilian market, reaching over 16.8 million customers and a national market share in excess of 50%. After this acquisition, Brasilcel will have three times more customers than the second mobile operator in Brazil. The proposed transaction is expected to be completely funded in Reais by Telesp Celular Participações and the others mobile operators in Brazil held by Brasilcel.

38.    Summary of Significant Differences between Accounting Principles followed by the Company and U.S. Generally Accepted Accounting Principles

        The Consolidated Financial Statements of Portugal Telecom have been prepared in accordance with Portuguese accounting principles ("Portuguese GAAP") that differ in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). These differences are discussed below.

a)    Employee benefits

        PT Comunicações, PT-SI and Lusomundo (through its subsidiaries Jornal de Notícias and Diário de Notícias) have defined benefit pension plans covering certain current and former employees. The liability for payment of these benefits has been transferred to four autonomous pension funds. The Company accounted for these benefits on a basis consistent with Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" ("SFAS 87") effective January 1, 1993. However, effective January 1, 1997 the Company adopted a new Portuguese accounting standard (Directive 19—Note 3 g)). The differences between the calculation of pension cost and funded status under Portuguese and U.S. GAAP are as follows:

  (i)
  The transition dates and amounts of transition assets (or obligation) and unrecognized net gains (or losses), which leads that the unrecognized obligations are much greater under U.S. GAAP, leading to higher amortization;

  (ii)
  Differences in the timing and calculation of effects of curtailment costs;

  (iii)
  In the amortization of net gains and losses, the 10% corridor is not used for Portuguese GAAP;

  (iv)
  The use of the average market value of assets for the last five years to compute the expected return on assets for U.S. GAAP purposes, whereas for Portuguese GAAP it is used the market value of assets at year end; these leads to differences in the expected return on assets.

        The net effects of these differences leads to: (i) the recognition of a higher liability in Portugal Telecom's consolidated balance sheet as of December 31, 2002 under Portuguese GAAP; (ii) the recognition of a higher periodic pension cost under Portuguese GAAP, which is a change from previous years and results from the larger unrecognized net losses which are basically within the 10% corridor for U.S. GAAP and are therefore not being amortized at present; and (iii) the recognition of a Minimum Liability Adjustment as a component of U.S. GAAP other comprehensive income, reflecting the unfunded portion of the accumulated benefit obligation, which is currently a significant liability under U.S. GAAP.

        Additionally, PT Comunicações maintains health care plans which provide benefits to employees, retirees and eligible relatives. Up to December 31, 1996 the cost of providing these benefits in respect of pre-retired employees, employees who have taken early retirement and retired employees was recognized on a cash basis. Effective January 1, 1997 the Company adopted a new Portuguese accounting standard (Directive 19—Note 3 h)). For U.S. GAAP purposes, the Company has adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" ("SFAS 106") effective January 1, 1995. The unrecognised transition obligation resulting from the adoption of SFAS 106 is being amortised to income over the estimated service lives of the related employees.

b)    Revaluation of fixed assets

        In previous years, to reflect the impact of inflation, Portuguese legislation allowed companies to revalue their fixed assets in accordance with applicable official inflation rates. Depreciation of fixed assets is computed on the revalued amounts, with the original acquisition cost and 60% of the additional revaluation increment being deductible for corporate income tax purposes. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

        Additionally this adjustment includes the amortization of the asset appreciation in Telesp Celular, which originated from the inflation accounting during 1996 and 1997, when Brazil was considered a highly inflationary economy for U.S. GAAP purposes. This amortization was recognised in the net income and shareholders' equity reconciliation between Portuguese and U.S. GAAP.

c)     Intangible assets and deferred costs

        Under Portuguese GAAP, costs relating to incorporation expenses and research and development may be capitalized as intangible assets and amortized, or deferred to future periods and amortized over the period of time the related benefits are anticipated to be received. Under U.S. GAAP, these costs generally should be expensed in the period in which they are incurred.

d)    Capitalization of interest

        Under Portuguese GAAP, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each applicable period. Upon completion of the asset, this amount is included in fixed assets and depreciated over the life of the related assets.

e)     Accounting for certain investments in debt and equity securities

        Under Portuguese GAAP, investments in debt and equity securities are carried at the lower of cost or market value. Under U.S. GAAP, effective with fiscal years beginning after December 15, 1993, companies are required to adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities that the Company has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Under SFAS 115, the Company would classify its investments in marketable debt and equity securities as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders' equity (other comprehensive income). Unrealized losses that are other than temporary are charged to income. The effect of SFAS 115 is not significant, except in the case of the Banco Espírito Santo and Telefónica shares held by Portugal Telecom.

        During the year ended December 31, 2002 the Company sold a portion of its investment in Telefónica shares. As a result of this transaction, € 20,447,839 (net of tax effect) related to the difference between the cost and the market value of these shares was reclassified from other comprehensive income and recorded as a loss on the sale of these shares.

f)     Legal proceedings with employees

        The Portuguese government committed to assume the costs for resolving current and any future claims relating to the legal proceedings with employees described in Note 33 b) since they related to the period prior to the formation of Portugal Telecom, which would offset in income any related charge for Portuguese GAAP purposes. For U.S. GAAP purposes, amounts paid by the government would be recorded as a direct increase to shareholders' equity.

g)     Provision for re-equipment

        The Company records as a liability the provision for re-equipment of fixed assets (Note 18). Under U.S. GAAP, such liability should be classified as a reduction to net fixed assets.

h)    Distribution of profits to employees

        Under Portuguese GAAP, it is acceptable under defined circumstances, to charge retained earnings for distribution of profits to employees. Under U.S. GAAP such payments are considered a component of payroll expenses, and classified in the income statement depending on the nature of the expense.

i)     Regulation

        The Company provides telephone service in Portugal and therefore is subject to the regulatory control of ANACOM. Rates for telephone services are tariff regulated. Although changes in rates for services are authorized and computed based on a rate agreement, there is no fixed rate of return. Accordingly, the requirements of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") related to a business whose rates are regulated on the basis of its actual costs is not applicable to these financial statements, and no regulatory asset has been recorded.

j)     Provisions for restructuring

        The Company has recorded in 1997 and 2002 a provision for Marconi and Lusomundo restructuring related to estimated costs of voluntary severance programs in accordance with Portuguese GAAP. In general, U.S. GAAP requires that agreements be entered into with the employees prior to providing for such amounts. As such, the timing of the recognition of these costs differs between Portuguese GAAP and U.S. GAAP.

k)    Comprehensive income

        Under U.S. GAAP, effective with fiscal years beginning after December 15, 1997, companies are required to adopt Statement of Financial Accounting Standards No. 130, "Reporting on Comprehensive Income" ("SFAS 130"). Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources; it includes all changes in equity during a period except those resulting from investments by owners. Under Portuguese GAAP, companies are not required to report on comprehensive income.

l)     Proportional consolidation

        As stated in Note 1 and 2 a) on December 27, 2002, Portugal Telecom and Telefónica completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel (the joint venture company). As a result of the impairment of the Company's investment in Telesp Celular (the mobile operator in Brazil previously owned by Portugal Telecom) during 2002 the carrying value of the companies contributed to Brasilcel was written down to their estimated fair values. As a result, no gains or losses were recognized under Portuguese GAAP as a result of the contribution. As result of this transaction, Portugal Telecom's consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel's assets and liabilities on the date of contribution, although consolidated net income of the Company includes the full consolidation of Telesp Celular's results as Telesp Celular was controlled by the Company during the year ended December 31, 2002 until the date of contribution to the joint venture.

        Accordingly, for purposes of the net income reconciliation between Portuguese and U.S. GAAP Portugal Telecom has included 100% of the differences between Portuguese and U.S. GAAP related to Telesp Celular for the year ended December 31, 2002. However, for purposes of the U.S. GAAP reconciliation of shareholders' equity, Portugal Telecom has included only the 50% impact of these adjustments related to its investment in companies contributed to Brasilcel.

        For U.S. GAAP purposes, the investment in Brasilcel is accounted for using the equity method of accounting as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Furthermore, U.S. GAAP generally does not allow the recognition of gains or losses on creation of a joint venture. Under U.S. GAAP the Company's carrying value of its equity investment in Brasilcel consists of the U.S. GAAP-adjusted historical carrying value of the businesses contributed to the joint venture.

        Additionally, PT Multimédia.com Brasil and Lusomundo Serviços own 50% of the share capital of Investnews and Distodo, respectively. As indicated in Note 2, the Company decided that the proportional method of consolidation is the most appropriate for these investments in the present circumstances. Under U.S. GAAP these investments should have been recorded by the equity method. However, the impact of this treatment on the assets and operating revenues of the Company for the years ended December 31, 2002, 2001 and 2000 is immaterial.

m)   Subsidiaries excluded from consolidation

        Under Portuguese GAAP, subsidiaries which are deemed to be immaterial can be excluded from consolidation. Accordingly, the Company has excluded certain subsidiaries from consolidation as indicated in Exhibit I.2. to the consolidated financial statements. Under U.S. GAAP all investments for which the Company owns greater than 50% of the voting common stock (or otherwise demonstrates control) should be consolidated. The impact of this difference as of December 31, 2002, 2001 and 2000 is immaterial.

n)    PT Multimédia business combination

        In February 2000 PT Multimédia acquired the total share capital of Zip.net. The acquisition agreement contained an embedded option on shares of PT Multimédia with the vendors of Zip.net to put shares to PT Multimédia or Portugal Telecom. Furthermore, the Company determined that the embedded option possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument. Under U.S. GAAP, this embedded derivative represents a net written option. Net written options must be recorded at fair value, with changes in fair value recorded through earnings. As of the date of the business combination, the fair value of the net written option was a liability of € 32,218,907, and such value was recorded as a component of U.S. GAAP purchase price related to the acquisition of Zip.net. Subsequent to the date of acquisition, this net written option was recorded, for purposes of U.S. GAAP, at fair value, with changes in fair value being reported through earnings. On June 30, 2001, such net written option was exercised and the Company acquired from the vendors of Zip.net the PT Multimédia shares.

        Under Portuguese GAAP, the Company is not required to record the fair value of a net written option as a component of the purchase price, nor does the net written option need to be subsequently recorded at fair value, with changes in fair value recorded through earnings. Instead, the Company is only required to record an accounting entry related to the net written option when the put or call option is exercised.

        On the exercise date, the Company acquired the PT Multimédia shares, for a cash price of € 161,683,951. Under Portuguese GAAP, the Company allocated entirely to goodwill the excess of purchase price over the carrying value of the shares acquired. Under U.S. GAAP the goodwill was recorded based on the fair value of the shares acquired at that date. The difference on the amount of goodwill recorded under U.S. GAAP generated a reduction on the goodwill amortisation charge through December 31, 2001. The difference as of December 31, 2001 of the amount of goodwill, net of accumulated depreciation amounted to € 144,554,615. Following the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes (Note 38 q)).

o)    Revenue recognition

        In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 outlines the SEC's views on revenue recognition under U.S. GAAP. SAB 101 provides both general and specific guidance as to the periods in which companies should recognize revenues. In addition, SAB 101 also highlights factors to be considered when determining whether to recognize revenues on a gross or net basis. SAB 101, as amended by SAB 101/A and SAB 101/B, was effective for the Company beginning the quarter ending December 31, 2000.

        SAB 101 requires the Company to record revenues from certain transactions in a different manner than under Portuguese GAAP, such as:

        (i)    Connection Fees:

        Under Portuguese GAAP, the Company recognized non-refundable fees charged to customers for initial connection of services at the time that the initial connection was established. Under SAB 101, the Company is required to defer connection fee revenues and recognize such amounts as income rateably over the estimated average life of its customers.

        The Company has estimated the following average lives of customers of its various businesses for which initial fees have been historically charged:

  •
  Cable / internet access: 5 years

  •
  Fixed line telephony: 15 years

  •
  Wireless telephony: 3 years

        The estimated average subscriber lives listed above are based on management's best estimates. Such estimates are subject to revision in the near term, based on changes in customer demographics, the introduction of increased competition into the Portuguese and Brazilian market places, as well as other factors.

        Although the Company believes that the average subscriber life in relation to its fixed line services is 15 years (based on Portugal Telecom's dominant position in the industry and geographic trends of Portuguese inhabitants) the Company only could obtain information related to connection fees charged to customers during the previous seven years from December 31, 2000. Estimations have been made regarding the amount of activation fees charged by the Company for the eight years prior to the date the last year actual information is available. The Company believes that these estimates are reasonable but can give no assurance. Activation fees were charged to customers of the Company's wireless telephony services only during 1996. Subsequent to this time, no such activation fees have been charged. The effect of the U.S. GAAP adjustment resulting from this difference is immaterial.

        (ii)   Prepaid phone cards:

        Up to December 31, 2001 the Company for Portuguese GAAP recorded revenues from the sale of prepaid phone cards, at the time that the customer remits the cash payment for the card. Under SAB 101, the Company is required to recognize revenues from the sale of prepaid phone cards as the minutes on such cards are used. As of December 31, 2002 for Portuguese GAAP, the Company changed its method of recording revenue for prepaid phone cards and recorded an extraordinary provision corresponding to the estimated minutes to be used in future periods to determine the amount of income to be deferred. As a result, in the year ended December 31, 2002 there was no longer a difference in net income or in shareholders' equity between Portuguese and U.S. GAAP. For U.S. GAAP purposes the Company has classified this provision in the caption "Current liabilities".

        (iii)  Installation and direct customers acquisition costs:

        SAB 101 permits installation costs related to the initial connection of a fixed line, as well as direct customer acquisition costs for all customers to be expensed as incurred. The Company has continued this policy under SAB 101, meaning that there are no differences in accounting for these costs under Portuguese and U.S. GAAP.

        (iv)  Sales of handsets:

        Under U.S. GAAP revenues on sales of handsets along with the related cost of the handsets, are amortized over two years for the Portuguese operator (TMN) and three years for the Brazilian operator (Telesp Celular). Any excess of the cost over the amount of deferred revenue related with handsets sales is recognized on the date of the sale. The Company's handsets are sold below cost; therefore this difference in accounting policy had no impact on net income (loss) or in shareholders' equity. For U.S. GAAP purposes, amounts related to deferred revenue and deferred costs were recorded in the consolidated balance sheet as of December 31, 2002 to defer revenues on sales of handsets along with the related costs into future periods, as required by SAB 101.

        (v)   Prepaid handset installment plan in Telesp Celular:

        Telesp Celular markets certain of its handsets in connection with a prepaid service program that allows for the payment of the handset in installments. A portion of any future purchase of minutes is allocated as an installment payment based on published pricing. Under Portuguese GAAP, the Company records an amount of future handset revenue under the installment program at the date of sale based on an estimate of future minute purchases. Under U.S. GAAP, this revenue is not recognized until such future purchases are made.

        (vi)  Value-added and other sales taxes:

        In the primary financial statements these taxes are recorded as a deduction to operating revenues. Under U.S. GAAP, these taxes are recorded as operating costs. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders' equity. The impact of this difference under U.S. GAAP was to increase both operating revenues and operating costs by € 274,248,096 and € 311,944,048 for the years ended December 31, 2002 and 2001.

        (vii) Roaming charges

        Telesp Celular has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company's customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Portuguese GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders' equity. The impact of this difference under U.S. GAAP was to increase both operating revenues and operating costs by € 113,595,703 and € 55,030,926 for the years ended December 31, 2002 and 2001.

p)    Derivative instruments under SFAS 133

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. SFAS 133 was effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognized immediately in earnings.

        The Company has not historically designated its hedging relationships nor assessed hedge effectiveness as required by SFAS 133. As a result, for U.S. GAAP purposes, all derivative instruments are marked to market with related changes in fair value recorded in earnings immediately.

        Portugal Telecom adopted SFAS 133 as of January 1, 2001. Due to the adoption of SFAS 133, Portugal Telecom recognized in 2001 an after-tax loss of € 141,565,698 in earnings (€ 57,473,264 corresponding to the cumulative effect of a change in accounting principle). In the year ended December 31, 2002, the Company recorded a gain, net of the tax affect, amounting to € 51,971,368. This gain was mainly a result of the renegotiation and unwinding of swap contracts, as well as the favorable evolution that occurred in the market, especially in interest rate and in the exchange rate of US Dollar/Euro. The adoption also impacted assets and liabilities recorded on the balance sheet.

q)    Accounting for goodwill—non amortization and impairment

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, this statement further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise). Identifiable intangible assets that are not deemed to have an indefinite life should continue to be amortized over their useful lives. The Company was required to adopt SFAS 141 and SFAS 142 for its fiscal year beginning January 1, 2002.

        Upon adoption the Company performed an initial impairment assessment of the carrying values of historical goodwill as required by the transitional provisions of SFAS 142. This transitional impairment test consists of two steps. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been currently acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The Company's reporting units are generally consistent with the operating segments identified in Note 36. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For intangible assets subject to amortization, to the extent the fair value of the intangible asset, determined based upon the estimated future cash inflows on a discounted basis attributable to the asset, less estimated future cash outflows on a discounted basis, are less than the carrying amount, an impairment loss is recognized.

        As a result of this initial assessment, the Company recorded an impairment of approximately € 1,038.9 million related to its investment in Telesp Celular. This impairment amount has been classified as a cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2002.

        During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill for its media businesses and recorded an additional impairment of € 226.2 million (net of minority interest), which is recorded as a component of operating income in the U.S. GAAP reconciliation of net income for the year ended December 31, 2002. This impairment is reflective of the overall decline in estimated market values of the media business in the PT Multimedia segment based on trends in publicity investment. This charge is recorded net of minority interest of € 174.4 million, and includes charges to reduce the carrying value of goodwill of those businesses by € 400.6 million.

        For purposes of adopting SFAS 142, the Company's measurement of fair value was based on an evaluation of future discounted cash flows, as well as recently-performed valuation studies. This evaluation utilized the best information available to the Company, including reasonable and supportable assumptions and projections. The Company's discounted cash flow evaluation used various discount rates that correspond to the weighted-average cost of capital in the countries and regions in which the underlying businesses operate.

        Prior to the Company's adoption of SFAS 142, goodwill and other intangible assets were amortized over their estimated useful lives, and were tested periodically using an undiscounted cash flows methodology to determine if they were recoverable from expected operating earnings and net cash flows over their useful lives, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and Accounting Principles Board Opinion No. 17 (APB No. 17).

        The impairment charges are non-cash in nature and do not affect the Company's liquidity or result in the non-compliance with respect to any debt covenants.

        Substantially all of the intangible assets recorded on Portugal Telecom's consolidated balance sheet are intangible assets with definite useful lives and consist of telecommunications licenses and operating concessions, which are or will be amortized over the period of the license (Note 3 f)).

        A summary of the Company's goodwill as of December 31, 2002, by business segment is as follows:

PT Multimédia	276,039,780
PT Comunicações	141,770,116
PT Prime	50,632,587
Other:
PTM.com	183,142,577
Páginas Amarelas	89,752,006
Unitel	43,696,702
Cabo Verde Telecom	10,764,947
PT Sistemas de Informação	9,655,746
Others	10,256,485

815,710,946

        The Company recorded amortization expense of € 58.2 million in 2002 compared to € 71.1 in 2001 related to intangible assets. The future amount of intangible assets amortization is expected to vary considerably as acquisitions and disposals occur in the future, and as a result of translation of intangible assets denominated in currencies other than the euro.

        For U.S. GAAP purposes, the Company's 2001 and 2000 reconciled net income does not reflect the provisions of SFAS 142. Had the Company adopted SFAS 142 on January 1, 2001 or 2000, the net income (loss) and basic and diluted net income (loss) per common share would have been the adjusted amounts indicated below:

	Year ended December 31,
	2001	2000
	€	€
Reported net income (loss) as adjusted for U.S. GAAP	150,618,700	(59,829,961)
Add back goodwill depreciation	150,073,036	55,041,083
Minority interest impact	(23,781,800)	(5,230,653)

Reported net income (loss) as adjusted for U.S. GAAP, after add back goodwill depreciation	276,909,936	(10,019,531)

Basic earnings (loss) per share:
Reported net income (loss)	0.12	(0.05)
Goodwill amortization	0.11	0.04

Adjusted net income (loss)	0.23	(0.01)

Diluted earnings (loss) per share:
Reported net income (loss)	0.12	(0.05)
Goodwill amortization	0.10	0.04

Adjusted net income (loss)	0.22	(0.01)

        For Portuguese GAAP the Company recorded in its primary financial statements as of December 31, 2001, a provision for impairment, related with its investment in Telesp Celular Participações. This provision was computed, under Portuguese GAAP, based on the difference between the carrying values of the Company's investments (including goodwill) and a fair value computed using a discounted cash flow methodology. For U.S. GAAP purposes, up to December 31, 2001 the Company had been applying the requirements of SFAS 121 for the analysis of impairment issues regarding goodwill generated on the acquisitions of its principal investments. Up to that date, no goodwill or intangible asset impairment was indicated, including the intangible assets related to the Company's investment in Telesp Celular Participações. Accordingly, the provision for impairment recorded by the Company under Portuguese GAAP as of December 31, 2001 was reversed for U.S. GAAP purposes as of that date.

        As of December 31, 2002, under Portuguese GAAP, a remaining unapplied balance of the provision for impairment amounts to € 98,815,669, and is intended to cover inherent risks related with potential future impairments in financial investments. For U.S. GAAP purposes, all effects of the provision for impairment were reversed.

r)     Progressive concession amortization

        For Portuguese GAAP purposes the concession related with Telesp Celular acquisition as well as the license that Global Telecom has to operate in the Brazilian telecommunications market are being amortized on a progressive scale based in the expected revenues for each company. For U.S. GAAP purposes the Company uses a linear method of amortization over the period of the license.

s)     Marconi goodwill

        Under Portuguese GAAP, the Company recorded the acquisition cost of its purchase of Marconi at a lower amount than it would be recorded under U.S. GAAP. As a result, the Company has a larger amount of goodwill from this acquisition under U.S. GAAP, resulting in additional amortization expense of € 103,975 during 2001. From January 1, 2002, for U.S. GAAP purposes, goodwill was no longer amortized, but was subject to annual impairment testing under SFAS 142, as described above.

t)     Goodwill translation relating to the acquisition of foreign subsidiaries

        Under Portuguese GAAP, goodwill relating to the acquisition of foreign subsidiaries and equity investments are translated in the Company's financial statements using a historical exchange rate. Under U.S. GAAP, such goodwill is translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income.

u)    Accounting for tax losses carryforwards

        In conjunction with the recognition of the 2001 impairment charge recorded under Portuguese GAAP, the company considered the estimated tax benefits related to the impairment, considering the effects of future legal restructuring of the impaired entities. As a result, the Company considered the estimated tax benefit of € 1 billion in determining the amount of the impairment provision. For U.S. GAAP purposes, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") does not allow recognition of future tax losses to be generated in future years. The tax losses related to the impaired entities were generated during 2002. As a result, this difference impacts the timing of the related deferred tax assets between Portuguese and U.S. GAAP.

v)     Offering expenses

        Under Portuguese GAAP, expenses incurred in connection with capital increase completed in Telesp Celular Participações in 2002 were recorded as net financial expenses. Under U.S. GAAP, costs related to an offering of equity securities should be reported as a reduction of the proceeds of the offering. The U.S. GAAP adjustment represents the reversal of the net financial expenses (Note 2 a)).

w)    Global Telecom's acquisition

(Amounts stated in thousands of Brazilian Reais—R$)

        During the year ended December 31, 2002, Telesp Celular Participações ("TCP") and Telesp Celular ("TC") made an intercompany loan to Global Telecom ("GT"). On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%) in accordance with a purchase commitment, for cash of R$290,282 and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes amounted to R$827,772, representing the cash paid plus the minority interest in the intercompany loans held by Holdings immediately prior to the date of acquisition. Considering TCP's direct and indirect interests, TCP now owns 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock.

        The difference between the purchased Holdings' net assets and the purchase price is recorded as goodwill and amortized over 10 years based on the estimated future profitable operations, which is expected to commence in 2005. Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, under SFAS 142, goodwill is not subject to amortization over its estimated useful life, but rather it is subject to at least an annual assessment for impairment by applying a fair-value-based test.

        For U.S. GAAP purposes, the purchase price of the remaining 51% of the outstanding common stock of the Holdings was allocated as follows:

Amounts representing 17% of the historical net assets of Holdings under U.S. GAAP	273,387
Fair Value Adjustments:
Property and equipment	4,703	(a)
Intangible assets—customer list	26,856	(b)
Debt	4,238	(c)
Intangible related to concession	97,190	(d)
Goodwill	421,398	(e)

Purchase Price	827,772

(a)
Difference being amortized over approximately 11 years, representing the weighted average remaining useful lives of the relating assets.

(b)
Difference being amortized on a straight line basis over two years, representing the average customer life.

(c)
The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying GT debt obligations.

(d)
The intangible asset related to the concession is being amortized on a straight-line basis over an 11 year period, representing the remaining term of the license.

(e)
The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of the Holdings. Under Portuguese GAAP, TCP recorded goodwill amounting to R$290,282 which is deductible for tax purposes.

        TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under Portuguese GAAP, TCP recorded a reserve for loss on its investments of R$170,846. After the recognition of impairment, the remaining goodwill balance amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both Portuguese and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation made by an independent entity.

        The following table presents the Company's unaudited consolidated pro forma results under Brazilian GAAP of operations of the Holdings for the year ended December 31, 2001 and 2002, as if the above acquisitions had been completed on January 1, 2001 and 2002, respectively. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results (amounts stated in R$):

	Year ended December 31,
	2001	2002
Net operating revenues	3,372,164	3,897,106
Operating loss	(1,142,762)	(921,885)
Net loss	(1,224,618)	(1,248,999)
Basic and dilute earnings per thousands shares—common and preferred	(2.67)	(1.82)

        Following are the components of the U.S. GAAP adjustment related to GT's acquisition as of December 31, 2001 and 2002:

	2001	2002
Purchase accounting on acquisition of Holdings:
Reversal of investment in Holdings under Portuguese GAAP	306,779	—
Investments in Holdings and GT under U.S. GAAP	(530,315)	—
Reversal of goodwill recorded under Portuguese GAAP	(306,779)	(722,676)
Intangible related to concession recorded in U.S. GAAP	723,292	1,176,710
Amortization of intangible related to concession	(55,252)	(163,873)
Provision for losses	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(84,116)	(121,661)
Amortization of fair value of property, plant and equipment adjustment	8,393	26,357
Customer list intangible asset recorded in U.S. GAAP	75,339	140,035
Amortization of customer list	(34,531)	(108,464)
Debt fair value adjustment	14,533	25,800
Amortization of debt fair value adjustment	(14,533)	(21,562)

Total of the U.S. GAAP adjustments related to the acquisition of the Holdings	13,277	141,133

x)     Other adjustments related with Telesp Celular

(Amounts stated in thousands of Brazilian Reais—R$)

        (i)    Present value of long term receivables

        Telesp Celular has certain accounts receivables with terms in excess of one year. Under Portuguese GAAP these investments were not discounted. In accordance with U.S. GAAP, such receivables are discounted to their estimated present values using interest rates in effect at the date of the transactions. The discount is then amortized to revenue over the remaining term using the effective interest method. The related unamortized discount is shown as a reconciling item for U.S. GAAP purposes.

        (ii)   Deferred Social Contribution calculated using enacted law instead of provisional measure

        For Portuguese GAAP purposes, deferred taxes related with TCP have been calculated using a rate of 9% in 2001 based on anticipated tax rates in Brazil. Under U.S. GAAP all deferred taxes must be measured at enacted tax rates. Therefore, the reconciliation to U.S. GAAP includes an adjustment to reduce the rate to the enacted social contribution income rate from 9% to 8%.

        (iii)  Leases

        Telesp Celular has leased certain computer hardware and software under non-cancelable lease. On the primary financial statements these leases were recorded as operating leases, with lease expense recorded when paid. For U.S. GAAP purposes, this lease is considered a capital lease as defined in

Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS 13"). Under SFAS 13, the Company is required to record the asset at the present value of the minimum lease payments with a corresponding debt obligation. Depreciation is recorded over the shorter of the estimated useful life of the asset or the lease period. Interest expense is recognized over the life of the lease and payments under the lease are amortized to principal and interest using the effective interest method. The difference between the total expense for U.S. GAAP purposes and Portuguese GAAP purposes has been reflected in the net income reconciliation.

        (iv)  Pension and other post-retirement benefits

        Telesp Celular participates in a multiemployer benefit plan for its retired employees that is operated and administered by SISTEL and provides for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For active employees, a single employer plan has been accounted for since 1998. The provisions of SFAS 87 were applied for these plans beginning January 1, 1992, because it was not feasible to retroactively apply them from the effective date required by SFAS 87.

        For U.S. GAAP purposes, the Company is only required to disclose its annual contributions and the funded status related to multiemployer plans. Contributions to these multiemployer plans are expensed as incurred. For Portuguese GAAP purposes, Telesp Celular elected to record its allocable share of actuarial liabilities with respect to its participation in multiemployer plans in accordance with CVM No. 371 as of December 31, 2001 by way of a direct charge to shareholders' equity of approximately R$610, net of taxes. The multiemployer plan liability is reflected as an adjustment to U.S. GAAP shareholders' equity, as such liabilities are not recorded.

        Under U.S. GAAP, the liability to be recorded for single employer plans has been determined using actuarial calculations developed by outside actuarial experts. The actuarial calculations made in accordance with SFAS 87 differ in certain respects from actuarial calculations made under Brazilian GAAP. The U.S. GAAP liability exceeded the Brazilian GAAP estimated liability by R$2,872 and R$2,507 as of December 31, 2001 and 2002, respectively, and has been recorded in the U.S. GAAP reconciliation as an additional liability.

        Substantially all the active employees have elected to migrate to a company sponsored defined contribution pension plan created in 2000. Those who have migrated have been credited individually with the balance of accumulated benefits as of the date of migration. As a result, a settlement and curtailment of the defined benefit pension plan occurred, as defined in SFAS 88. In addition, the Company is liable for certain contributions for certain risks involving death or disability. For the year ended December 31, 2001, Telesp Celular recorded this liability as a direct charge to shareholders' equity amounting to R$382. Under U.S. GAAP such liability was recorded with a corresponding charge to operating expenses.

y)     Restatement of financial statements as of December 31, 2001 and 2000

        Prior to 2001, for Portuguese GAAP and U.S. GAAP, the goodwill relating to the acquisition of certain foreign subsidiaries and equity investments had been translated in the Company's financial statements using a historical exchange rate. Under U.S. GAAP, such goodwill is to be translated each period using the current exchange rate appropriate for the underlying investment, with the difference recorded in the cumulative translation adjustment (a component of stockholders' equity) within other comprehensive income. In addition, prior to 2001, the intangible asset arising as a result of the minimum pension liability adjustment was not limited to the amount of unrecognized prior service costs and unamortized transition obligation which would have resulted in a corresponding reduction in shareholders' equity and other comprehensive income. Under U.S. GAAP, such goodwill has been translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income as well as the minimum liability adjustment. In addition, for U.S. GAAP purposes, the reduction in the intangible asset arising from the minimum pension liability adjustment has been recorded as a decrease to shareholders' equity. Accordingly, amounts reported in 2001 and 2000 have been restated for U.S. GAAP purposes. The impact of this restatement was to decrease the shareholders' equity as of December 31, 2001 and 2000 by €402,182,081 and 153,756,548, respectively, as compared to amounts previously reported under U.S. GAAP (Notes 38 a) and t)).

39.    Reconciliation between Net Income and Shareholders' Equity Determined Under Portuguese GAAP and U.S. GAAP

        The following is a summary of the significant adjustments to net income for the years ended December 31, 2002, 2001, and 2000 which would be required if U.S. GAAP had been applied instead of Portuguese GAAP in the consolidated financial statements.

		Year ended December 31,
				As restated—Note 38 y)
	Notes	2002	2002	2001	2000
		US$	€	€	€
Net income according to the consolidated financial statements prepared under Portuguese GAAP		410,022,004	391,055,798	(192,609,541)	540,326,782

Adjustments to conform with U.S. GAAP:
Increase (decrease) due to:
Pension benefits	38 a)	24,721,324	23,577,801	(13,580,000)	(27,882,802)
Health care benefits	38 a)	(3,570,143)	(3,405,000)	(7,416,683)	(10,848,854)
Depreciation of revaluation adjustment	38 b)	13,652,406	13,020,893	75,876,081	31,538,592
Additional gains on sale of revalued fixed assets	38 b)	4,181,067	3,987,665	4,669,812	13,387,955
Intangible assets	38 c)	26,406,398	25,184,929	(8,010,987)	(32,040,672)
Deferred costs	38 c)	6,978,585	6,655,780	(10,731,509)	(4,618,704)
Capitalized interest, net of depreciation(1)	38 d)	2,471,791	2,357,454	2,169,405	(8,501,970)
Employees—legal proceedings	38 f)	(116,988)	(111,577)	(111,577)	(64,889)
Distribution of profits to employees	38 h)	—	—	—	(6,417,274)
Provision for restructuring	38 j)	10,187,618	9,716,374	(2,497,461)	(4,432,398)
PTM business combination	38 n)	—	—	(6,530,286)	(138,024,331)
Revenue recognition	38 o)	68,586,199	65,413,638	35,809,355	(84,122,964)
Derivative instruments under SFAS 133	38 p)	81,820,194	78,035,474	(118,195,559)	—
Goodwill amortization	38 q)	101,844,788	97,133,799	—	—
Goodwill impairment	38 q)	(886,149,688)	(845,159,454)	1,500,000,000	—
Progressive concession amortization	38 r)	(16,122,038)	(15,376,288)	(60,330,244)	(36,104,613)
Marconi goodwill	38 s)	—	—	(103,975)	(103,975)
Goodwill translation	38 t)	—	—	13,822,383	(186,607)
Accounting for tax losses carryforwards	38 u)	1,414,970,672	1,349,519,000	(1,000,000,000)	—
Offering expenses	38 v)	13,552,605	12,925,708	—	—
Global Telecom's acquisition	38 w)	69,591,004	66,371,964	—	—
Other adjustments related with Telesp Celular(2)	38 x)	5,065,842	4,831,514	(1,982,134)	—
Income taxes(3)		—	—	—	43,917,051
Deferred tax effect on the above adjustments		(64,968,065)	(61,962,866)	(9,348,744)	—
Effect of U.S. GAAPadjustments on minority interests(4)		95,973,035	91,533,653	7,193,628	(208,986,723)

Net adjustments		969,076,608	924,250,461	400,701,505	(473,493,178)

Net income before change in accounting principles in accordance with U.S. GAAP		1,379,098,613	1,315,306,259	208,091,964	66,833,605
Cumulative effect of a change in accounting principles SAB 101	38 o)	—	—	—	(126,663,566)
Cumulative effect of a change in accounting principles SFAS 133	38 p)	—	—	(57,473,264)	—
Cumulative effect of a change in accounting principles SFAS 142	38 q)	(1,089,328,575)	(1,038,939,986)	—	—

Net income after change in accounting principles in accordance with U.S. GAAP	289,770,037	276,366,273	150,618,700	(59,829,961)

Basic earnings per share before change in accounting principles—US$/Euro	1.10	1.05	0.17	0.06

Basic earnings/(losses) per share after change in accounting principles—US$/Euro	0.23	0.22	0.12	(0.05)

Weighted average number of shares outstanding(5)	1,253,880,328	1,253,880,328	1,228,392,386	1,091,826,182

Earnings per share before change in accounting principles assuming dilution US$/Euro	1.04	0.99	0.17	0.06

Earnings/(losses) per share after change in accounting principles assuming dilution US$/Euro	0.23	0.21	0.12	(0.05)

Weighted average number of shares outstanding(6)	1,343,089,705	1,343,089,705	1,228,392,386	1,091,826,182

(1)
Net of depreciation of € 7,950,239, € 19,897,462 and € 8,855,234 for the years ended December 31, 2002, 2001 and 2000, respectively.

(2)
The detail of this adjustment for the year ended December 31, 2002 is as follows:

Present value of long term receivables	2,598,434
Deferred social contribution calculated using enacted Law instead of provisional measure	3,667,912
Pension plan	(900,632)
Leasing	(534,200)

4,831,514

(3)
Represents the effect of recording deferred taxes for the year ended December 31, 2000. As explained in Note 3 p), the Company in the year ended December 31, 2001 recorded for the first time deferred taxes for Portuguese GAAP purposes. In the years ended December 31, 2001 and 2002 the only difference between Portuguese and U.S. GAAP relates with the tax effect on the adjustments identified. The deferred tax effect on the 2000 adjustments is included in the income taxes caption and corresponds to € 27,497,342.

(4)
Represents the net effect of the U.S. GAAP adjustments on minority interest in the income of the Company's subsidiaries.

(5)
The weighted average number of shares is considering the number of shares issued, excluding treasury shares.

(6)
The weighted average number of shares is computed as a weighted average considering the date and the number of shares from the exchangeable bonds, assuming conversion in shares. For the years ended December 31, 2001 and 2000, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share after change in accounting principles, since they would be antidilutive.

        The following is a summary of the significant adjustments to shareholders' equity as of December 31, 2002, 2001 and 2000 which would be required if U.S. GAAP had been applied instead of Portuguese GAAP in the financial statements.

		Year ended December 31,
				As restated—Note 38 y)
	Notes	2002	2002	2001	2000
		US$	€	€	€
Shareholders' equity according to the consolidated financial statements prepared under Portuguese GAAP		3,262,223,455	3,111,324,230	4,166,783,107	4,362,116,494

Adjustments to conform with U.S. GAAP:
Increase (decrease) due to:
Pension benefits	38 a)	(324,157,406)	(309,163,000)	(87,001,801)	62,210,074
Health care benefits	38 a)	92,336,153	88,065,000	91,470,000	98,886,683
Revaluation of fixed assets	38 b)	(238,026,175)	(227,015,904)	(207,522,084)	(289,328,249)
Intangible assets	38 c)	(50,265,043)	(47,939,955)	(75,026,769)	(67,015,782)
Deferred costs	38 c)	(3,534,643)	(3,371,143)	(20,672,427)	(9,673,861)
Capitalized interest(1)	38 d)	98,115,551	93,577,063	70,591,065	68,241,842
Unrealized gains on available for sale securities	38 e)	(2,935,800)	(2,800,000)	24,244,464	207,287,387
Provision for restructuring	38 j)	13,333,118	12,716,374	3,000,000	5,497,461
PTM business combination	38 n)	(151,565,514)	(144,554,615)	(144,554,615)	(138,024,331)
Revenues recognition	38 o)	(177,922,668)	(169,692,578)	(278,637,155)	(331,100,056)
Derivative instruments under SFAS133	38 p)	(33,244,586)	(31,706,806)	(211,292,204)	—
Goodwill amortization	38 q)	101,844,788	97,133,799	—	—
Reversal of provision for impairment	38 q)	103,608,229	98,815,669	500,000,000	—
Goodwill impairment	38 q)	(305,788,133)	(291,643,427)	—	—
Progressive concession amortization	38 r)	(41,838,104)	(39,902,817)	(154,639,043)	(103,578,087)
Marconi goodwill	38 s)	1,417,229	1,351,673	1,351,674	1,455,647
Goodwill translation	38 t)	(400,664,920)	(382,131,540)	(266,226,081)	(110,231,603)
Global Telecom's acquisition	38 w)	19,930,228	19,008,324	6,487,982	—
Other adjustments related with Telesp Celular	38 x)	—	—	(8,523,749)	—
Income taxes(2)		—	—	—	645,433,558
Deferred tax effect on the above adjustments		301,720,014	287,763,485	215,493,553	—
Effect of U.S. GAAPadjustments on minority interests(3)		192,829,928	183,910,279	111,216,434	(210,347,823)

Net adjustments		(804,807,754)	(767,580,119)	(430,240,756)	(170,287,140)

Shareholders' equity in accordance with U.S. GAAP		2,457,415,700	2,343,744,111	3,736,542,351	4,191,829,354

(1)
Net of accumulated depreciation of € 175,961,244, € 164,585,568 and € 144,417,459, for the years ended December 31, 2002, 2001 and 2000, respectively.

(2)
Represents the effect of recording deferred taxes as of December 31, 2000. As explained in Note 3 p), the Company in the year ended December 31, 2001 recorded for the first time deferred taxes for Portuguese GAAP purposes. As of December 31, 2001 and 2002 the only difference between Portuguese and U.S. GAAP relates with the tax effect on the adjustments identified. The deferred tax effect on the 2000 adjustments is included in the income taxes caption and corresponds to € 95,009,750.

(3)
Represents the net effect of the U.S. GAAP adjustments on minority interests in net equity of the Company's subsidiaries.

        The following presents summarized balance sheets as of December 31, 2002 and 2001 and income statements for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with U.S. GAAP. These captions reflect:

  •
  The U.S. GAAP adjustments described above and in Note 38.

  •
  Reclassifications related to the use of the proportional method of consolidation for the company's investments in Brasilcel in order to present these investments on the equity method of accountings as discussed in Note 38 l) (see below for further detail).

  •
  Reclassifications of certain items such as amortization of goodwill (prior to the adoption of SFAS 142 on January 1, 2002), amortization of finite-lived intangibles, net gains and losses on disposals of fixed assets, and workforce reduction costs, which are excluded from operating income under Portuguese GAAP, and are considered in the determination of operating income under U.S. GAAP.

  •
  Reclassifications of gains and losses on disposals of investments, which have been classified as extraordinary expenses in accordance with Portuguese GAAP. Under U.S. GAAP, these gains and losses on investments would not be considered extraordinary items, but would be inclued as other income and expenses.

	Year ended December, 31
		As restated— Note 38 y)
	2002 (i)	2001
	€	€
Balance sheets:
Current assets	4,949,552,122	3,808,812,907
Investments	1,817,435,768	2,024,511,845
Fixed assets, net	3,555,062,497	5,318,578,902
Intangible assets, net	1,178,285,079	4,481,563,226
Other non-current assets	1,053,838,760	1,114,284,648

Total assets	12,554,174,226	16,747,751,528

Current liabilities	2,698,473,345	3,572,320,915
Accrued post-retirement liabilities	1,442,473,155	1,252,905,981
Other long-term liabilities	6,026,955,414	7,077,244,673

Total liabilities	10,167,901,914	11,902,471,569

Minority Interests	42,528,201	1,108,737,608

Shareholder's equity	2,343,744,111	3,736,542,351

Total liabilities and shareholder's equity	12,554,174,226	16,747,751,528

(i)
The balance sheet for as of December 31, 2002 is prepared considering the investment in Brasilcel consolidated under the equity method for U.S. GAAP. The reconciliation between the Company's balance sheet under Portuguese and U.S. GAAP as of December 31, 2002 considering the investment in Brasilcel accounted for by the equity method, is as follows:

	Portuguese GAAP with proportional consolidation	Proportional consolidation	Portuguese GAAP with consolidation under equity method	Adjustments for U.S. GAAP	U.S. GAAP with consolidation under equity method
Balance sheets:
Current assets	4,850,918,514	(20,728,710)	4,830,189,804	119,362,318	4,949,552,122
Investments	376,352,728	1,900,651,072	2,277,003,800	(459,568,032)	1,817,435,768
Fixed assets, net	4,575,816,650	(818,837,528)	3,756,979,122	(201,916,625)	3,555,062,497
Intangible assets, net	2,968,745,919	(1,628,429,049)	1,340,316,870	(162,031,791)	1,178,285,079
Other non-current assets	954,292,769	(236,074,374)	718,218,395	335,620,365	1,053,838,760

Total assets	13,726,126,580	(803,418,589)	12,922,707,991	(368,533,765)	12,554,174,226

Current liabilities	2,957,996,711	(449,307,711)	2,508,689,000	189,784,345	2,698,473,345
Accrued post-retirement liabilities	1,061,457,264	(442,109)	1,061,015,155	381,458,000	1,442,473,155
Other long-term liabilities	6,148,166,891	(127,560,884)	6,020,606,007	6,349,407	6,026,955,414

Total liabilities	10,167,620,866	(577,310,704)	9,590,310,162	577,591,752	10,167,901,914

Minority Interests	447,181,484	(226,107,885)	221,073,599	(178,545,398)	42,528,201

Shareholders' equity	3,111,324,230	—	3,111,324,230	(767,580,119)	2,343,744,111

Total liabilities and shareholders' equity	13,726,126,580	(803,418,589)	12,922,707,991	(368,533,765)	12,554,174,226

        For Portuguese GAAP, revenues related to pre-paid phone cards are recorded at the time the pre-paid phone card is purchased or recharged. As discussed in note 38.o.(ii), during 2002 the company recorded a provision corresponding to the estimated unused minutes to be used in future periods. The accrual of the amount of deferred income is substantially the same as the revenue recognition adjustment required to be recorded for U.S. GAAP under SAB No. 101. For Portuguese GAAP, this estimate was recorded as a charge to extraordinary expenses, with an offsetting amount recorded as a provision for EUR 50,915,335. As a result, there is no difference in shareholders' equity at December 31, 2002 between Portuguese GAAP and U.S. GAAP and a difference in net income for the year ended December 31, 2002 between Portugueses GAAP and US GAAP amounting to EUR 21.912.047.

	Year ended December, 31
		As restated—Note 38 y)
	2002	2001	2000
	€	€	€
Statements of profit and loss:
Revenues	6,007,705,603	6,042,827,163	5,199,927,204
Operating income	383,170,020	696,122,544	395,757,858
Loss / (income) applicable to minority interests	166,154,317	349,843,382	(166,718,357)
Net income before change in accounting principles	1,315,306,259	208,091,964	66,833,605
Changes in accounting principles SAB 101	—	—	(126,663,566)
Changes in accounting principles SFAS 133	—	(57,473,264)	—
Changes in accounting principles SFAS 142	(1,038,939,986)	—	—
Net income/(loss) after change in accounting principles	276,366,273	150,618,700	(59,829,961)

        A condensed consolidated balance sheet of Brasilcel as of December 31, 2002 under Portuguese GAAP is as follows:

Balance sheets
Current assets	856,927,182
Non-current assets	5,369,676,213

Total assets	6,226,603,395

Current liabilities	1,169,999,115
Non-current liabilities	807,892,517

Total liabilities	1,977,891,632

Minority interest	452,215,763

Shareholders' equity	3,796,496,000

Total liabilities and shareholders' equity	6,226,603,395

40.    Additional Financial Statement Disclosures Required by U.S. GAAP and the SEC

        The following financial information is presented on the basis of U.S. GAAP:

a)    Comprehensive Income

        (i)    Statements of Comprehensive Income/(Loss):

	Year ended December 31,
			As restated—Note 38 y)
	2002	2002	2001	2000
	US$	€	€	€
Net Income under U.S. GAAP	289,770,037	276,366,273	150,618,700	(59,829,961)
Other comprehensive income (loss), net of tax effects
Foreign currency translation adjustments	(1,468,049,690)	(1,400,142,766)	(586,624,844)	(181,667,742)
Minimum liability adjustment	(172,630,419)	(164,645,130)	(92,351,055)	(17,211,849)
Unrealized losses on available for sale securities, net	(18,998,601)	(18,119,791)	(118,078,436)	(118,973,289)

Comprehensive income (loss)	(1,369,908,673)	(1,306,541,414)	(646,435,635)	(377,682,841)

        (ii)   Disclosure of related tax effects allocated to each component of Other Comprehensive Income.

	Year ended December 31, 2002
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments as restated (Note 38 y))	(1,376,588,429)	(23,554,337)	(1,400,142,766)
Minimum liability adjustment as restated (Note 38 y))	(245,739,000)	81,093,870	(164,645,130)
Unrealized losses on available for sale securities, net	(27,044,464)	8,924,673	(18,119,791)

	(1,649,371,893)	66,464,206	(1,582,907,687)

	Year ended December 31, 2001
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments as restated (Note 38 y))	(556,780,843)	(29,844,001)	(586,624,844)
Minimum liability adjustment as restated (Note 38 y))	(135,631,875)	43,280,820	(92,351,055)
Unrealized losses on available for sale securities, net	(183,042,923)	64,964,487	(118,078,436)

	(875,455,641)	78,401,306	(797,054,335)

	Year ended December 31, 2000
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments as restated (Note 38 y))	(265,667,188)	83,999,446	(181,667,742)
Minimum liability adjustment as restated (Note 38 y))	(25,134,426)	7,922,577	(17,211,849)
Unrealized losses on available for sale securities, net	(197,338,040)	78,364,751	(118,973,289)

	(488,139,654)	170,286,774	(317,852,880)

        (iii)  Disclosure of Accumulated Other Comprehensive Income Balances:

	As restated Note 38 y)
	Foreign Currency Items	Minimum liability adjustment	Unrealized Gain on Securities
Beginning balance as of January 1, 2000	(509,525,522)	(26,313,096)	253,295,518
Current year change 2000	(181,667,742)	(17,211,849)	(118,973,289)

Ending balance as of December 31, 2000	(691,193,264)	(43,524,945)	134,322,229
Current year change 2001	(586,624,844)	(92,351,055)	(118,078,436)

Ending balance as at December 31, 2001	(1,277,818,108)	(135,876,000)	16,243,793
Current year change 2002	(1,400,142,766)	(164,645,130)	(18,119,791)

Ending balance as at December 31, 2002	(2,677,960,874)	(300,521,130)	(1,875,998)

b)    Income Taxes

        The Company's operations are located primarily in Portugal and the Company is subject to income taxes primarily in Portugal. Foreign components of pre-tax income, current income tax provision and deferred income tax provision are, therefore, not significant, except for the Brasilcel's subsidiaries (mobile operators in Brazil).

        Under prevailing Portuguese tax regulations, operating losses may be carried forward for up to six years (five years up to December 31, 1996). Tax losses carry forwards as of December 31, 2002 expire as follows:

2003	19,217,000
2004	11,566,000
2005	10,162,000
2006	207,926,000
2007	58,504,000
2008	2,978,775,000

3,286,150,000

        As explained in Note 3 p), the Company recorded for the first time in the year ended December 31, 2001 deferred taxes for Portuguese GAAP purposes. In the years ended December 31, 2001 and 2002 the only difference between Portuguese and U.S. GAAP relates with the tax effect on the adjustments described in Notes 38 and 39.

c)     Pension Benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation and fair value of plan assets and the funded status of the Company plans:

	December 31,
	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of the year	2,938,690,979	2,709,734,540
Service cost	18,303,000	19,622,713
Interest cost	170,483,000	157,231,000
Plan participants' contribution	11,568,000	11,040,000
Actuarial losses, net	81,407,000	82,900,000
Benefits paid from the funds	(122,096,000)	(108,550,000)
Benefits paid directly by the Company	(120,663,000)	(105,420,000)
Termination loss(1)	38,988,000	161,770,000
Losses/(gains) from employees left without pension	(1,573,979)	—
Inclusion of Lusomundo and PT SI plans	—	10,362,726

Benefit obligation at end of the year	3,015,107,000	2,938,690,979

Change in plan assets:
Fair value of plan assets at beginning of the year	1,731,994,013	1,736,924,013
Actual return on plan assets	(70,643,013)	(20,700,000)
Employer contribution	113,426,000	113,280,000
Plan participants' contributions	11,568,000	11,040,000
Benefits paid from the funds	(122,096,000)	(108,550,000)

Fair value of plan assets at end of the year	1,664,249,000	1,731,994,013

Funded status of the plans:
Funded status	(1,350,858,000)	(1,194,440,000)
Unrecognized net transition obligation	152,426,000	176,110,000
Unrecognized net loss	743,547,828	482,270,000
Unrecognized prior service gain	(1,442,000)	(1,330,000)

Accrued cost at end of the year	(456,326,172)	(537,390,000)
Additional minimum liability	(608,889,000)	(389,030,000)

Pension liability at end of the year	(1,065,215,172)	(926,420,000)

(1)
This caption is related to curtailment costs (Note 30.1).

        The components of the net periodic pension cost for the Company plans on a U.S. GAAP basis are as follows:

	December 31,
	2002	2001	2000
Interest cost	170,483,000	157,231,000	145,195,000
Net amortization and deferral	27,329,000	27,677,630	28,561,168
Service cost	18,303,000	19,662,713	18,500,414
Estimated return on plan assets	(109,166,000)	(103,870,000)	(95,879,000)
Estimated losses related to early and pre-retirements(1)	40,585,000	172,800,000	235,911,000

Net periodic pension cost	147,534,000	273,501,343	332,288,582

(1)
The Company has a long-term strategic plan to reduce workforce in its wire line business segment. Each year, the Company makes a determination as to the number and category of workforce to be made redundant. In the years ended December 31, 2002, 2001 and 2000, respectively, the Company reduced its workforce by approximately 135, 725 and 2,255 employees. In connection with each termination of employment, the Company offers termination benefits including one-time payments. The Company also incurs curtailment expenses associated with pension and other employees benefit plans related to the terminated employees. As the employees will provide no future service to the Company, all service cost for such terminated employees must be accrued at the moment the termination decision has been made and communicated to employees.

d)    Other Employee Benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation and fair value of plan assets and the funded status of the Company plans:

	December 31,
	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of the year	639,335,000	515,527,579
Effect of changes in assumptions at January 1, 2002	96,000	—
Service cost	6,193,000	5,270,000
Interest cost	37,487,000	34,472,421
Actuarial losses\(gains)	(17,439,000)	96,960,000
Benefits paid by the Company	(28,178,000)	(25,290,000)
Curtailment losses(1)	—	12,040,000
Transfers of employees from DCSI	137,000	—
Inclusion of PT SI plan	2,046,000	355,000

Benefit obligation at end of the year	639,677,000	639,335,000

Change in plan assets:
Employer contribution	28,178,000	25,290,000
Benefits paid	(28,178,000)	(25,290,000)

Fair value of plan assets at end of the year	—	—

Funded status of the plans:
Funded status	(639,677,000)	(639,335,000)
Unrecognized net transition obligation	114,986,000	128,230,000
Unrecognized prior service cost	19,693,000	22,080,000
Unrecognized net loss	122,014,210	143,430,000

Pension liability at end of the year	(382,983,790)	(345,595,000)

(1)
See Note 30.2

        A summary of the components of the net periodic post retirement health care cost of the Company is presented in the following table:

	December 31,
	2002	2001	2000
Service cost	6,193,000	5,270,000	6,010,515
Interest cost	37,487,000	30,900,000	29,648,547
Amortization of unrecognized transition obligation	9,611,000	10,330,000	10,504,684
Amortization of prior service cost	1,646,000	1,800,000	1,825,600
Amortization of actuarial gains and losses	4,335,000	—	404,026
Curtailment losses related to early and pre-retirements(1)	2,940,000	17,780,000	30,676,071

Net periodic post retirement benefit cost	62,212,000	66,080,000	79,069,443

        As of December 31, 2002, one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1-Percentage Point Decrease	1-Percentage Point Increase
Effect on total of service and interest cost components	6,706,000	8,169,000
Effect on the post retirement benefit obligation	84,666,000	104,495,000

e)     Fair value of financial instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

  •
  Short term investments: the carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

  •
  Other investments not recorded by the equity method: for the Company's investments carried at cost, which are not publicly traded and do not have quoted market prices, an estimated of fair value was determined and as a result an impairment amounting approximately to €200 million.

  •
  Loans: the fair value of these financial instruments was estimated based on the discounted value of future cash flows expected to be paid, considering the rates of interest at which the Company could borrow as of the balance sheet dates, unless there are quoted market prices for these debt securities.

  •
  Interest rate and foreign currency swap agreements: the fair value of these agreements has been estimated based upon quotes obtained from brokers.

  •
  Foreign currency forward and option agreements: the fair market value has been determined based on the projected cash flows of these instruments as of the balance sheet date.

  •
  Total return swaps on our common stock: the fair value has been estimated based upon quotes obtained from brokers.

  •
  Total return swap with shares of PT Multimédia: the fair value has been estimated based upon quotes obtained from brokers.

        The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002		December 31, 2001
	Carrying value	Fair value	Carrying value	Fair value
Loans	6,033,401,953	6,043,804,582	6,572,768,356	6,511,907,397
Interest rate and foreign currency swap agreements	99,491,096	81,972,832	271,562,585	310,625,657
Foreign currency forward and option agreements	—	14,267,741	(233,939,602)	(66,800,235)
Total return swaps on our common stock	42,600,000	40,228,274	—	21,850,971
Total return swap with PT Multimédia shares	68,500,000	69,139,700	78,162,657	83,252,660

f)     Research and development

        Research and development expenditures, as determined under U.S. GAAP amounted to approximately to € 17,370,285, € 27,795,325 and € 13,850,425, for the years ended December 31, 2002, 2001 and 2000, respectively.

g)     Stock option plan

        Prior to January 1, 2002, the Company, for its stock option plans (Note 32), has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), but opted to remain under the expense recognition provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for options granted under its plans. Under APB 25, compensation expense is determined based on the intrinsic value of the stock award at the measurement date. Intrinsic value is calculated as the difference between the market value of the Company's common stock on the date of grant and the exercise price of the option. Awards under the Company's stock option plans have been made with exercise prices equal to the market value of the Company's common stock on the date of grant. As the measurement date for these grants were the same as the date of grant, no compensation expense has been recorded under APB 25.

        The following table presents the disclosures required by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based compensation, Transition and Disclosure" ("SFAS 148") for the pro forma effects of applying SFAS 123 in determining compensation cost under the Company's stock options plans under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000:

	Years Ended December 31,
		As restated—Note 38 y)
	2002	2001	2000
	(thousands, except per share amounts)
U.S. GAAP net income/(loss)—as reported	276,366	150,619	(59,830)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards (net of related tax effects)	1,493	5,078	3,197

Pro forma net income (loss)	274,873	145,541	(63,027)

Net income/(loss) per share:
Basic—as reported	0.22	0.12	(0.05)
Basic—pro forma	0.22	0.12	(0.06)
Diluted—as reported	0.21	0.12	(0.05)
Diluted—pro forma	0.21	0.12	(0.06)

        The movement in options outstanding was as follows:

	Portugal Telecom 1999 Plan		Portugal Telecom 2000 Plan
	Number of shares subject to options	Weighted-average exercice price	Number of shares subject to options	Weighted-average exercice price
Year ended December 31, 1998	2,857,745	—	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—
Outstanding at December 31, 1999	2,857,745	—	—	—
Granted	—	9.39	—	—
Exercised	(121,420)	—	—	—
Cancelled	(534,330)	—	—	—
Outstanding at December 31, 2000	2,201,995	9.39	—	—
Granted	—	—	2,285,756	11.38
Exercised	(148,586)	—	—	—
Cancelled	(668,740)	—	—	—
Adjustment(1)	33,907	—	—	—
Outstanding at December 31, 2001	1,418,576	9.39	2,285,756	11.38
Granted	—	—	1,022,640	11.38
Exercised	—	—	—	—
Cancelled	(17,165)	—	—	—
Outstanding at December 31, 2002	1,401,411	9.39	3,308,396	11.38

Exerciseable at December 31, 2002	258,313	—	—	—

(1)
Adjustment related with capital increases occurred in the year ended December 31, 2001 and the issuance of a convertible bond in December 2001.

        The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following weighted-average assumptions used for the grants made under each plan:

	Portugal Telecom 1999 Plan	Portugal Telecom 2000 Plan
Risk free interest rate	4.71%	5.05% - 5.15%
Dividend yield	2.10%	2%
Volatility	25.10%	45%
Expected term, in years	4	3.3

h)    Reconciliation of Earnings per Share Computation

        The computation of basic and diluted earnings per share for the years ended December, 31 2002, 2001 and 2000, prepared in accordance with US GAAP is as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in € millions, except share and per share data)
Numerator
U.S. GAAPincome before cumulative effect of new accounting principles as restated	1,315.3	208.1	66.8
Cumulative effect of adopting SAB 101	—	—	(126.7)
Cumulative effect of adopting SFAS 133	—	(57.5)	—
Cumulative effect of adopting SFAS 142	(1,038.9)	—	—

	276.4	150.6	(59.8)
Financial costs related with exchangeable bonds (net of tax)(1)	11.9	—	—

Numerator for diluted earningsper share as restated	288.3	150.6	(59.8)

Denominator for basic and diluted earning per share (share amounts)
Weighted average common shares outstanding	1,253,880,328	1,228,392,386	1,091,826,182
Effect of the exchangeable bonds(1)	89,209,377	—	—

Denominator for diluted earnings per share adjusted weighted average shares	1,343,089,705	1,228,392,386	1,091,826,182

Basic earningsper share
Before cumulative effect of adopting new accounting principles as restated	1.05	0.17	0.06
Impact of cumulative effect of adopting SAB 101	—	—	(0.11)
Impact of cumulative effect of adopting SFAS 133	—	(0.05)	—
Impact of cumulative effect of adopting SFAS 142	(0.83)	—	—

Basic earningsper share as restated	0.22	0.12	(0.05)

Diluted earnings per share
Before cumulative effect of adopting new accounting principles as restated	0.99	0.17	0.06
Impact of cumulative effect of adopting SAB 101	—	—	(0.11)
Impact of cumulative effect of adopting SFAS 133	—	(0.05)	—
Impact of cumulative effect of adopting SFAS 142	(0.78)	—	—

Diluted earnings per share as restated	0.21	0.12	(0.05)

(1)
For the years ended December 31, 2001 and 2000, the effects of the exchangeable bonds have been excluded from the calculations of diluted earnings per share, since they would be antidilutive.

i)     New U.S. GAAP Accounting Pronouncements

SFAS No. 143—"Accounting for Asset Retirement Obligations"

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. Under SFAS 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 will become effective for the Company beginning on January 1, 2003. The Company does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

SFAS No. 144—"Accounting for the Impairment or Disposal of Long-Lived Assets"

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") supersedes SFAS 121 but retains SFAS 121 requirements for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" ("APB 30") for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale". SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. The adoption of SFAS 144 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

SFAS No. 145—"Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

        In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations and financial position. However, we do not believe that the adoption of SFAS No. 145 will have a material impact on our financial position, cash flows or results of operations.

SFAS No. 146—"Accounting for Costs Associated with Exit or Disposal Activities"

        In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. In addition, SFAS 146 sets forth certain requirements related to employee termination costs which may cause such costs to be recognized ratably over the remaining employee service period. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS 146 apply prospectively to activities initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

SFAS No. 148—"Accounting for Stock-Based Compensation—Transition and Disclosure"

        In December 31, 2002, the Financial Accounting Standards Board announced the issuance of SFAS 148 "Stock-Based Compensation—Transition and Disclosure" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The modified prospective method requires the recognition of stock-based compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Refer to Note 40 g) for disclosures related to stock-based compensation. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

        In April 2003 the FASB issued Statment of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 includes amendments related to decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

        The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003.

SFAS No. 150—"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity, and requires financial instruments within the scope of SFAS 150 to be classified as liabilities in statements of financial position. SFAS 150 affects the accounting for three types of freestanding financial instruments, including mandatorily redeemable shares (in which the issuer is obligated to buy back its shares in exchange for cash or other assets); other instruments that may require the issuer to buy back some of its shares in exchange for cash or other assets (including put options and forward purchase contracts); and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or with a value that varies inversely with the value of the issuers' shares.

        Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is still studying SFAS 150, and has not yet determined what impact, if any, SFAS 150 may have on its financial position.

FIN No. 45—"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact of FIN No. 45 in its financial statements.

FIN No. 46—"Consolidation of Variable Interest Entities"

        In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), an interpretation of ARB 51. As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, FIN No. 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity' expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary's consolidated financial statements. FIN No. 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired or established by Portugal Telecom before February 1, 2003, FIN No. 46 becomes applicable beginning on January 1, 2004.

EITF 00-21 Revenue Arrangements with Multiple Deliverables

        At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units.

Specifically, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

        The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

        The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, Accounting Changes. The Company is currently evaluating the impact of EITF 00-21 in its financial statements, specifically including its treatment of revenue from handset sales under U.S. GAAP. The Company currently cannot reasonably estimate the impact of adopting the new rule.

Exhibit I—Details of Subsidiary, Affiliated and Investee Companies as of December 31, 2002

1.     Companies included in the consolidation

        The following companies were included in the consolidation as of December 31, 2002 and 2001:

			Percentage of ownership
			2002
	Head Office				2001 Total
Company		Activity	Direct	Total
Portugal Telecom (parent company) (Introduction)	Lisbon	Management of investments
Academia Global—Serviços de Educação e Formação de Base Tecnológica, S.A. ("Academia Global")	Lisbon	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	—	—	37,37%
Açormedia—Comunicação Multimédia e Edição de Publicações, S.A. ("Acormedia")	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia and books editorial area.	Lusomundo Média (90%)	38,10%	36,45%
Asle, SGPS, S.A. ("Asle")	Funchal	Management of investments.	—	—	54,05%
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable in the Azores area.	TV Cabo Portugal (83,82%)	47,34%	45,30%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable in the Madeira area.	TV Cabo Portugal (69%)	38,97%	37,29%
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	Praia	Operation of telecommunications services.	PT Venture (40%)	40,00%	40,00%
Clipanúncios—Serviços de Gestão de Informação, SA	Lisbon	Electronic management of advertisements and establishment of services in the electronic commerce area.	Lusomundo (75%)	42,36%	—
Companhia Portuguesa Rádio Marconi, S.A. ("Marconi")	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of international telecommunication services.	—	—	100,00%
CST—Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Operation of the public telecommunication services.	PT Comunicações (51%)	51,00%	51,00%
Deltapress—Sociedade Distribuidora de Publicações, S.A. ("Deltapress") (Exhibit II c))	Sintra	Providing distribution services of publications and other products.	—	—	42,95%
Diário de Notícias, S.A. ("Diário de Notícias")	Lisbon	Newspaper edition and publication.	Lusomundo Média (100%)	42,34%	40,45%
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	PT Venture (100%)	100,00%	100,00%
Directel Cabo Verde—Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases.	Directel (60%) Cabo Verde Telecom, S.A. (40%)	76,00%	76,00%
Directel Macau—Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases.	Directel (75%) PT Ásia (5%)	80,00%	80,00%
Directel Uganda—Telephone Directories, Limited	Uganda	Publication of telephone directories.	Directel (90%)	90,00%	90,00%

Distribuidora Jardim—Livros e Publicações, Lda. (Exhibit II c))	Loures	Newspapers, magazines and books wholesale activities.	—	—	42,95%
Diverfun—Centros de Recreio, Lda. ("Diverfun") (Exhibit I 3)	Lisbon	Establishment and management of entertainment spaces.	—	—	27,02%
Editorial Notícias, Lda. ("Editorial Notícias")	Lisbon	Developing all kind of editorial activities, including commercialisation.	Lusomundo Média, SGPS, S.A. (100%)	42,34%	40,51%
EJV—Plataforma de Comércio Electrónico, S.A. ("EJV")	Lisbon	Creation and management of electronic commerce platforms for goods and services	PT Multimédia.com (100%)	100,00%	38,97%
Elta—Empresa de Listas Telefónicas de Angola, Lda. ("Elta")(f)	Luanda	Publication of telephone directories.	Directel (55%)	55,00%	67,99%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Movies exhibition activities.	Lusomundo SII (100%)	56,40%	53,27%
Empresa de Recreios Artísticos, Lda. ("Empresa de Recreios Artísticos") (Exhibit I 3)	Lisbon	Movies exhibition, management and organization of public events.	—	—	49,00%
Empresa do Jornal de Notícias, S.A. ("Jornal de Notícias")	Oporto	Newspaper edition and publication.	Lusomundo Media (99,64%)	42,19%	40,36%
Empresa Gráfica Funchalense, S.A.	Lisbon	Providing services of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	28,24%	27,02%
Foliver—Serviços de Telecomunicações e Transferência de Informação, S.A.	Lisboan	Establishment, management and operation of telecommunications infrastructures and provision of telecommunications services.	PT Multimédia.com (74,88%)	74,88%	39,97%
Grafilme—Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on movies subtitling	Lusomundo Serviços (50%)	28,24%	30,02%
Grande Reportagem—Sociedade Editora, Lda. (Exhibit I. 3)	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	—	—	40,51%
Infonet Portugal—Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	78,75%	78,75%
Infordesporto—Informática e Desporto, S.A. ("Infordesporto") (Exhibit I. 3)	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	—	—	39,98%
Intertelecom, Ltda. ("Intertelecom")	São Paulo	Management of investments.	PT Móveis (100,00%)	100,00%	100,00%
Janela Digital—Informativo e Telecomunicações, Lda ("Janela Digital")	Caldas da Rainha	Development of IT solutions to the real state market.	PT Multimédia.com (50%)	50,00%	26,69%

Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Lusomundo Média (51,34%)	21,74%	20,80%
Kabwe, Ltda. ("Kabwe")	São Paulo	Management of investments.	PT Multimédia.com (100%)	100,00%	53,38%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (57%)	57,00%	60,00%
LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50,00%	50,00%
Lusocine—Sociedade Exibidora de Filmes, Lda. ("Lusocine") (Exhibit I. 2)	V.R.S. António	Developing activities on movies exhibition.	Lusomundo (82,75%)	46,73%	—
Lusomundo—Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo")	Lisbon	Management of investments.	PT Multimédia (99,98%)	56,47%	54,03%
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	Lusomundo (100%)	56,47%	54,03%
Lusomundo—Audiovisuais, SGPS, S.A. ("Lusomundo Audiovisuais" (a)	Lisbon	Management of investments.	—	—	54,03%
Lusomundo—Serviços, SGPS, S.A. ("Lusomundo Serviços")	Lisbon	Management of investments.	Lusomundo(100%)	56,47%	54,03%
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")	Lisbon	Management of real estate assets.	Lusomundo (99,87%)	56,40%	53,27%
Lusomundo Cinemas, S.A. ("Lusomundo Cinemas")	Lisbon	Movies exhibition and management of public events.	Lusomundo (100%)	56,47%	54,03%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	Lusomundo (100%)	56,47%	54,03%
Lusomundo España, SL	Madrid	Management of investments relating to activities in Spain.	Lusomundo (100%)	56,47%	54,03%
Lusomundo Imobiliária 2, S.A.	Lisbon	Management of real estate assets.	Lusomundo SII (99,80%)	56,29%	52,11%
Lusomundo Media, SGPS, S.A. ("Lusomundo Media")	Lisbon	Management of investments.	Lusomundo (74,97%)	42,34%	40,51%
Lusomundo Moçambique, Lda.	Maputo	Movies exhibition and management of public events.	Lusomundo (90%) Lusomundo Cinemas (10%)	56,47%	54,03%
Lusomundo.net—Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunication services.	Lusomundo Serviços (100%)	56,47%	54,03%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom") (c)	Botswana	Provision of mobile telecommunications services.	PT Móveis (50,01%)	50,01%	66,41%

Mega Média, Soluções Multimédia, S.A. ("Mega Média") (Exhibit II. a))	Lisbon	Provision of services in the areas of development consultancy, production and commercialisation of solutions and technology in interactive systems, especially in electronic commerce and multimedia	PT Sistema de Informação (100%)	95,00%	75,00%
Mobitel, S.A.—Telecomunicações ("Mobitel")	São Paulo	Provision of telecommunication services, and data and information transmission.	PT Brasil (56,96%)	56,96%	48,96%
Motormédia—Comércio, Publicidade e Serviços Multimédia, S.A. ("Motormédia")	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PT Multimédia.com (74,90%)	74,90%	39,98%
Notícias Direct—Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Lusomundo Serviços (100%)	56,47%	53,89%
Oficina do Livro—Sociedade Editorial, Lda.	Lisbon	Edition and publication of books and other periodical material.	Editorial Notícias (51%)	21,59%	20,66%
Platoforma—Empresa de Trabalho Temporário, Lda. ("Platoforma")	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	PT Contact (100%)	100,00%	100,00%
Portelcom Fixa, S.A. ("Portelcom Fixa") (Note 1)	Rio de Janeiro	Management of investments.	PT Móveis (100%)	100,00%	100,00%
Portelcom Participações, S.A. ("Portelcom Participações") (Note 1)	São Paulo	Management of investments.	PT Móveis (59,83%) Ptelecom Brasil (25,80%) Intertelecom (14,37%)	100,00%	100,00%
Portugal Telecom Angola, Lda. ("PT Angola")(b)	Luanda	Provision and sale of public and private telecommunications services and products, and investment and management of other companies.	—	—	100,00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95,92%) PT Comunicações (4,04%)	99,96%	99,96%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99,94%) PT Comunicações (0,06%)	100,00%	100,00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	Bruxelas	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98,67%	98,67%
Portugal Telecom Inovação Brasil, Ltda. (Exhibit I 2.)	São Paulo	Development of information thermologies and telecommunications services.	PT Inovação(100%)	100,00%	—
Portugal Telecom Internacional Finance B.V. ("PTI Finance BV")	Amsterdam	Obtaining of financing for the group in the international market.	Portugal Telecom (100%)	100,00%	100,00%

PT Ventures, SGPS, S.A. ("PT Ventures") (ex. PT Internacional SGPS, S.A.)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100,00%	100,00%
Portugal Telecom Investment Company, Limited ("PT Investment")	Cayman Islands	Obtaining of financing for the group in the international market.	Portugal Telecom (100%)	100,00%	100,00%
Portugal Telecom, Inovação, S.A. ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100,00%	100,00%
Premium TV Portugal, S.A. ("Premium TV")	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (46%) Lusomundo (8%)	30,50%	29,18%
Pressmundo—Editora de Publicações, S.A.	Lisbon	Edition of publications including electronic supports.	Lusomundo Media (98,72%)	41,79%	28,35%
PrimeSys, S.A. ("PrimeSys")	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100,00%	100,00%
PrimeSys, Soluções Empresariais, S.A.—ex. BUS (PrimeSys Soluções Empresariais) (Exhibit I 3)	São Paulo	Provision of services in the areas of information technology and telecommunications.	PrimeSys (100%)	100,00%	—
PT—Sistemas de Informação, S.A. ("PT—Sistemas de Informação")	Oeiras	Provision of IT systems and services.	Portugal Telecom (94,8%) PT Comunicações (0,1%) TMN (0,1%)	95,00%	95,00%
PT Comunicações (Note 1)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100,00%	100,00%
PT Contact—Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100,00%	100,00%
PT Conteúdos, SGPS, S.A. ("PT Conteúdos")	Lisbon	Management of investments in the multimedia industry.	PT Multimédia (100%)	56,48%	54,05%
PT Meios-Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchose, sale and exchange of space adventising, analysis of marketing investment projector.	Portugal Telecom (100%)	100,00%	—
PT Móveis, SGPS, S.A. ("PT Móveis")(c)	Lisbon	Management of investments in the mobile industry.	TMN (100%)	100,00%	100,00%
PT Multimédia.com Brasil, Ltda. ("PT Multimédia.com Brasil")	São Paulo	Management of investments.	PT Brasil (100%)	100,00%	53,38%
PT Multimédia.com, SGPS	Lisbon	Management of investments in the multimedia industry.	Portugal Telecom (100%)	100,00%	53,38%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Prime SGPS (87,50%)	87,50%	87,50%

PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom")	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66,00%	66,00%
PT Prime, SGPS, S.A. ("PT Prime SGPS")	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100,00%	100,00%
Ptelecom Brasil, S.A. ("Ptelecom Brasil") (Note 1)	Rio de Janeiro	Management of investments.	PT Móveis (100%)	100,00%	100,00%
PTI Serviços—Consultoria Telecomunicações, S.A.	Lisbon	Commercialization of products, equipment and services of telecommunication, information systems and technologies.	Portugal Telecom (100%)	100,00%	99,99%
PT-Multimédia—Serviço Telecomunicações. e Multimédia, SGPS, S.A.	Lisbon	Management of investments in the multimedia industry.	Portugal Telecom (56,48%)	56,48%	54,05%
Publicações Prodiário, S.A. ("Prodiário")	Lisbon	Developing publishing and editorial activities.	Lusomundo Media (100%)	42,34%	40,51%
Rádio Notícias—Produções e Publicidade, S.A. ("Rádio Notícias")	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Média (67,71%) Jornal de Notícias (10%) Diário de Notícias (5%)	35,00%	33,48%
Radiopress—Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Noticias (100%)	35,00%	33,48%
RJN—Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Noticias (100%)	35,00%	33,48%
Saber e Lazer—Informática e Comunicação, S.A. ("Saber e Lazer")	Lisbon	Information management and development of software products.	PTMultimédia.com (100%)	100,00%	53,38%
Satcom—Comunicações Móveis Via Satélite, S.A.(d)	Lisbon	Research, development and manufacture of telecommunications systems, engineering and integration of data transmission services and mobile telecommunications services by satellite.	—	—	100,00%
Simarc—Promoções Imobiliárias, S.A. ("Simarc")	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100,00%	100,00%
Someios—Edições e Publicidade, Lda. ("Someios")(a)	Oporto	Developing activities on promotion, publicity and distribution of several publications.	Jornal de Notícias (66,66%) Diário de Noticias (33,33%)	40,40%	40,39%
Someios—Sociedade Gestora de Participações Sociais, Lda. ("Someios SGPS")	Oporto	Management of investments.	—	—	40,51%

Sport Notícias—Organizações Desportivas, Lda. ("Sport Notícias") (Exhibit I 3)	Oporto	Promotion and organization of sports competitions.	—	—	40,37%
Sportstat—Informação Desportiva Independente, S.A.(e)	Lisbon	Collection, processing, consultant providing, production, promotion and sole of statistical data and information,	PT Multimédia.com (99,98%)	99,98%	39,97%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, S.A. ("Superemprego")	Lisbon	Management and collection of information about the labor market.	PT Multimédia.com (63,75%)	63,75%	34,03%
TDC—Tecnologia das Comunicações, Lda. ("TDC")	Lisbon	Provision of services and cooperation in the telecommunications and postal areas as well as transfer of related technologies.	PT Comunicações (100%)	100,00%	100,00%
Telemática—Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer material, training personnel and installations.	PT Contact (100%)	100,00%	100,00%
Telepac II—Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	PT Multimédia.com (100%)	100,00%	53,38%
Telesp Celular (Note 1)	São Paulo	Mobile cellular services operator.	Telesp Celular Participações (100%)	50,44%	41,23%
Telesp Celular International, Ltd.	Cayman Islands	Obtaining of financing for the Group in the international market.	Telesp Celular (100%)	50,44%	41,23%
Telesp Celular Overseas, Ltd.	Cayman Islands	Obtaining of financing for the Group in the international market.	Telesp Celular (100%)	50,44%	41,23%
Telesp Celular Participações (Note 1)	São Paulo	Management of investments.	PT Móveis (42,58%) Portelcom Participações (7,86%)	50,44%	41,23%
A Tentativa (Empresa Cinematográfica), S.A. (Exhibit I 3)	Lisbon	Movies exhibition, management and organization of public events.	—	—	43,51%
TMN—Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100,00%	100,00%
Tradecom, SGPS, S.A. ("Tradecom SGPS")	Lisbon	Management of investments.	PT Prime SGPS (100%)	100,00%	100,00%
TSF—Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Noticias (100%)	35,00%	33,48%

TV Cabo Audiovisuais, S.A. ("TV Cabo Audiovisuais")	Lisbon	Distribution of television by cable, conception, production and broadcasting of television programs, operation of telecommunications services.	PT Conteúdos (100%)	56,48%	54,05%
TV Cabo Interactiva, S.A. ("TV Cabo Interactiva")	Lisbon	Interactive television.	TV Cabo Portugal (100%)	56,48%	54,05%
TV Cabo Portugal, S.A. ("TV Cabo Portugal")	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications services.	PT Multimédia (100%)	56,48%	54,05%
TV Cabo Porto, S.A. TV Cabo Lisboa, S.A. TV Cabo Guadiana, S.A. TV Cabo Sado, S.A. TV Cabo Douro, S.A. TV Cabo Mondego, S.A. TV Cabo Tejo, S.A.	Oporto Lisbon Faro Almada Braga Coimbra Lisbon	Distribution of television by cable, operation and provision of telecommunications services.	TV Cabo Portugal (100%)	56,48%	54,05%
VoxPop—Música Interactiva, S.A. ("VoxPop")	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	PT Multimédia.com (74,90%)	74,90%	39,98%
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.	Lisbon	Management of entertainment activities.	Lusomundo (50%)	28,24%	27,02%

(a)
As a result of Group reorganization these companies were merged.

(b)
This company was liquidated on May 24, 2002.

(c)
This company was sold to TMN on December 2002.

(d)
This company was dissolved.

(e)
On March 28, 2002, the ownership of this Company was transferred to PTM.com.

(f)
In February of 2002 PT Ásia sold 13% of participation in this company.

        These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders' agreements or similar contracts).

2.     Companies excluded from the consolidation

        The following companies were excluded from the consolidation as of December 31, 2002 and 2001:

			Percentage of ownership
			2002
	Head Office				2001 Total
Company		Activity	Direct	Total
Academia Global, Ltda. ("Academia Global Brasil") (a)	São Paulo	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimédia.com Brasil (100%)	100,00%	53,38%
Canal 20 TV, S.A. (a)	Madrid	Distribution of TV products.	Lusomundo (50%)	28,24%	27,02%
Cine Esplanada Ideal Olhanense, Lda. (a)	Olhão	Movies exhibition and management of public events.	Lusomundo (100%)	56,47%	54,03%
DirectMedia Ásia (a)	Hong Kong	Publishing of B 2 B directories.	Directel (99%) PT Ásia (1%)	100,00%	100,00%
Empresa Cine Mourense, Lda. (a)	Moura	Developing activities on movies exhibition.	Lusomundo (99,46%)	56,17%	53,74%
Empresa Teatro Sá da Bandeira, Lda. (a)	Santarém	Management and promotion of public events.	Lusomundo (60%)	33,88%	32,42%
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. ("Guiné Telecom") (b)	Bissau	Provision of public telecommunications services.	PT Comunicações (51,14%)	51,14%	51,14%
GSF—Gestão e Serviços Financeiros (a)	Lisbon	Supply of financial services, management of investments and economical studies.	Lusomundo SII (100%)	56,40%	53,27%
Hotel Video—Prestação de Serviços, Lda.	Lisbon	Establishment of video systems on Hotels and similar spaces.	Lusomundo (60%)	33,88%	32,42%
Lusocine—Sociedade Exibidora de Filmes, Lda. ("Lusocine")	V.R.S. António	Developing activities on movies exhibition.	—	—	44,71%
Marconi France Telecommunications SAS ("Marconi France") (d)	Paris	Provision of telecommunications services.	PT Comunicações (100%)	100,00%	100,00%
Marconi Luxembourg Telecommunications, S.A.R.L. ("Marconi Luxembourg") (d)	Luxembourg	Provision of telecommunications services.	PT Comunicações (100%)	100,00%	100,00%
Marconi Sprint—Serviços de Comunicação, Lda. (c)	Lisbon	Commercialisation of data and voice transmission telecommunications services.	PT Ventures (51%)	51,00%	51,00%
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse") (a)	Lausanne	Provision of telecommunications services.	PT Comunicações (100%)	100,00%	100,00%
Portugal Telecom Argentina, S.A. (c)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10,01%) PT Ventures (40%)	50,01%	50,01%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information thermologies and telecommunications services.	—	—	100,00%

Portugal Telecom North América, Inc. (c)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100,00%	100,00%
PT Multimédia—Serviços de Apoio à Gestão, S.A. (a)	Lisbon	Providing management support services.	PT Multimédia (100%)	56,48%	54,05%
Rádio Canal Aberto	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (76%) Rádio Comercial Açores (4%)	30,48%	28,87%
Radio Comercial dos Açores, Lda (a)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (100%)	38,10%	29,16%
Regiforum—Empreendimentos Comerciais e Culturais, Lda. ("Regiforum") (d)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100,00%	100,00%
S.D.I.M.—Sociedade Distribuidora de Imprensa da Madeira, Lda.	Funchal	Distribution of publications.	—	—	26,09%
SPN—Sociedade Produtora de Notícias, Lda. (e)	Funchal	Development and management of media activities.	—	—	23,49%
Sport Notícias—Organizações Desportivas, Lda.	Oporto	Promotion and organization of sports competitions.	Jornal de Notícias (90%) Diário de Noticias (10%)	42,20%	40,37%
Sportinvest Multimédia, SGPS, S.A.	Lisbon	Management of investments.	—	—	27,02%
Teat Flower Trading Ltd. (a)	British Virgin Island	International business trading company.	PT Comunicações (100%)	100,00%	100,00%
Techlab—Electrónico, Lda. (a)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100,00%	100,00%
Timor Telecom	Timor	Operation of the public telecommunication services.	TPT (50,10%)	38,15%	—
TCF—Formação e Consultadoria		Non-operating.	—	—	—
TPT—Telecomunicações Públicas de Timor, S.A.	Timor	Purchase sale and services rendening of telecommunications produts and information technologies.	PT Ventures (75,16%) Haril (17,90%) PT Ásia (0,98%)	76,14%	—

(a)
These companies were excluded from consolidation due to their immateriality (item 1, article 4 of Decree-Law 238/91 of July 2).

(b)
Given the political and economic situation of Guinea Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.

(c)
These companies are non-operating.

(d)
This company was consolidated by the equity method and not by the full consolidation method, because the nature of its business is not related with the Group's (item 4, article 4 of Decree-Law 238/91 of July 2).

(e)
This company was sold during the first semester of 2002.

3.     Associated companies

        The associated companies as of December 31, 2002 and 2001 are as follows:

			Percentage of ownership
			2002
	Head Office				2001 Total
Company		Activity	Direct	Total
24 Horas INC	Newark	Edition of publications.	Prodiario (51%)	21,59%	20,66%
Banco 1.net, S.A. ("Banco 1.net")	São Paulo	Developing activities providing internet financial services.	PT Multimédia.com Brasil (31,50%)	31,50%	16,81%
BEST—Banco Electrónico de Serviço Total, S.A. ("Banco Best")	Lisbon	Provision of e.banking services.	PT Multimédia.com (34%)	34,00%	18,15%
Bus Holding, S.A. ("BUS Holding")	São Paulo	Management of investments.	—	—	2,3%
PrimeSys, Soluções Empresariais, S.A.—Ex. BUS ("PrimeSys Soluções Empresariais") (Exhibit II)	São Paulo	Managing bonking network related with data information.	—	—	73,93%
Cinerg—Sociedade Madeirense de Cinemas, Lda.	Funchal	Movies exhibition, management and organization of public events.	Lusomundo SII (100%)	56,40%	53,27%
CTM—Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	Macau	Provision of public telecommunications services.	PT Comunicações (3%) PT Ventures (25%)	28,00%	28,00%
Daini do Brasil, S.A. ("Daini") (a)	São Paulo	Management of investments.	Telesp Celular Participações (83%)	41,86%	34,22%
Diverfun—Centros de Recreio, Lda. ("Diverfun") (Exhibit I 1)	Lisbon	Establishment and management of ententainment spaces.	Lusomundo (50%)	28,24%	—
Empresa do Diário de Notícias, Lda. (Funchal)	Funchal	Publications production and commercialisation.	Lusomundo Média, SGPS (40%)	16,93%	16,20%
Empresa de Recreios Artísticos, Lda. ("Empresa de Recreios Artísticos") (Exhibit I 1)	Lisbon	Movies exhibition activities.	Lusomundo SII (87,90%) Lusomundo (4,03%)	51,85%	—
Grande Reportagem Sociedade Editora, Lda.	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	Lusomundo Media (100%)	42,34%	—
Globaltelcom—Telecomunicações, S.A. ("Globaltelcom") (a)	São Paulo	Management of investments.	Telesp Celular Participações (100%)	41,86%	34,22%
Hungaro Digitel KFT (HDT)	Budapeste	Provision of telecommunications services.	PT Ventures (44,62%)	44,62%	44,62%
Idealyze, S.A. ("Idealyze")	São Paulo	Production and commercialisation of internet products.	PT Multimédia.com (33,33%)	33,33%	17,79%
Inepar, S.A. ("Inepar") (a)	Paraná	Management of investments.	Telesp Celular Participações (83%)	41,86%	34,22%
Infordesporto—Informática e Desporto, S.A. ("Infordesporto") (b)	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	Sportinveste Multimédia (100%)	50,00%	—
Lisboa TV—Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (40%)	22,59%	21,62%
Lusa—Agência de Notícias de Portugal, S.A. ("Lusa")	Lisbon	News agency.	Lusomundo (23,35%)	13,19%	12,62%
Medi Telecom, S.A. ("Médi Telecom")	Casablanca	Provision of mobile services.	PT Móveis (31,34%)	31,34%	30,50%
Multicert—Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	—	—	17,5%

Multitel—Serviços de Telecomunicações, Lda. ("Multitel")	Luanda	Provision of data communications services and digital information communication services.	PT Ventures (50%)	50,00%	50,00%
Mundifun—Centros de Recreio, Lda.	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66,66%)	18,82%	18,01%
Naveprinter—Indústria Gráfica do Norte, S.A.	Oporto	Providing services on publishing and graphic art.	Empresa Jornal Noticias (38,46%)	16,22%	15,52%
Octal TV, SA. ("Octal")	Lisbon	Development, commercialisation, training and consultancy in systems for interactive and broad band television.	PT Multimédia(20%)	11,30%	10,81%
Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24,88%) PT Prime (0,125%)	24,98%	13,61%
Porto TV—Informação e Multimédia, S.A. ("Porto TV")	Oporto	Television operations, notably production and commercialisation of programs and publicity.	—	—	40,53%
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (31,56%)	31,56%	31,56%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("SGPICE")	Lisbon	Developing activities providing global products and services for internet support.	PTC (11,11%) PT Multimédia (11,11%) Tradecom SGPS (11,11%)	28,50%	28,22%
Sociedade Teatral Bejense, S.A.	Lisbon	Movies exhibition, management and organization of public events.	Lusomundo SII (84,8%)	47,83%	45,17%
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (33,33%)	18,83%	18,01%
Sportinvest Multimédia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50,00%	—
TBS Celular Participações, S.A. ("TBS Celular Participações")	São Paulo	Management of investments.	Portelcom Fixa (23%)	23,00%	23,00%
Tele Larm Portugal—Transmissão de Sinais, S.A. ("Tele Larm")	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	43,75%	43,75%
Teledata de Moçambique, Lda. ("Teledata")	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50,00%	50,00%
Telesat—Satellite Communications, Limited ("Telesat")	Macau	Operation of land based satellite stations, commercialisation of private telecommunications network services.	PT Ventures (18,52%) PT Ásia (3,7%) Cosmos Televisão para Satélite (33,30%)	24,44%	24,42%
A Tentativa (Empresa Cinematográfica), S.A. (Exhibit I 1)	Lisbon	Movies exhibition, management and organization of public events.	Lusomundo (81,77%) Lusocine (0,08%) Emp. Recreios Artísticos (0,08%)	46,13%	—
Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin America.	Tradecom SGPS (20%)	20,00%	20,00%
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services.	PT Ventures (35%) PT Ásia (40%)	74,98%	44,99%

TV Lab—Serviços e Equipamentos Interactivos, S.A. ("TV Lab")	Lisbon	Developing digital tv interactive solutions.	PT Multimédia.com (50%)	50,00%	19,99%
Unitel, S.A. ("Unitel")	Luanda	Rendering of mobile cellular services.	PT Ventures (25%)	25,00%	25,00%
Vasp—Sociedade de Transporte e Distribuições, Lda.("Vasp")	Sintra	Providing distribution services of publications and other products.	Lusomundo Serviços (33,33%) Lusomundo ((0,01%)	18,82%	—
Warner Lusomundo Sogecable Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33,33%)	18,82%	18,01%
Web-Lab, SGPS S.A. ("Web-Lab") (c)	Lisbon	Management of investments.	Portugal Telecom (36,26%)	36,26%	20,00%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda. ("WT Vision")	Lisbon	Development of services and products related with new technology in the TV market.	PT Multimédia.com (50%)	50,00%	19,99%

(a)
As of December 31, 2002, these companies hold 100% of Global Telecom's share capital.

(b)
On March 28, 2002, this investment was sold to Sportinveste Multimédia.

(c)
As of December 31, 2002, this investment is fully provided for.

        These companies were consolidated by the equity method.

4.     Companies Consolidated by the Proportional Method

        The companies, which at December 31, 2002 and 2001 were consolidated by the proportional method, are as follows:

			Percentage of ownership
			2002
	Head Office				2001 Total
Company		Activity	Direct	Total
Brasilcel NV (JV) ("Brasilcel") (Note 1)	Amsterdan	Rendering of mobile telecommunications services and establishment management and exploration of telecommunications network.	PT Móveis (49,99%) Portugal Telecom (0,01%)	50,00%	—
Distodo—Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	28,24%	27,02%
Investnews, S.A. ("Investnews")	São Paulo	Internet financial services.	PT Multimédia.com Brasil (50,00%)	50,00%	26,69%

Exhibit II—Changes in the Group in the year ended December 31, 2002

        The following main changes in the composition of the companies included in the consolidation occurred during the year ended December 31, 2002:

a)    Acquisitions

  •
  On February 15, 2002 PT Prime SGPS acquired 3.6075% of Megamédia's capital, increasing its participation to 63.6075%. Subsequently in October, 15 this investment was sold to PT SI by the amount of € 5,461,340.

  •
  On April 12, 2002, PT Multimédia increased its interest in PT Multimédia.com to 100% of its share capital, through an Acquisition Public Offering of the remaining shares held by minority shareholders. PT Multimédia acquired 4,186,593 shares of PT Multimédia.com totalling € 8,113,738. This operation generated a goodwill of € 7,308,935.

  •
  On June 30, 2002, Lusomundo Serviços subscribed one quota of the capital of Vasp representing 33.33% of its capital. The total cost of this acquisition was € 3,511,527, which generated a goodwill of € 2,452,949.

  •
  In the last quarter of 2002, PT SI acquired 15.00% of the capital of Megamédia from BES by the amount of € 1,287,900 and 21.39% from the other shareholders by the amount of € 1,341,000. As a result of this acquisition PT SI holds 100% of the capital of the Megamédia.

  •
  During 2002, Portugal Telecom acquired PT Multimédia shares in stock market, correspondent to 2.4% of the capital of this company. As of 31 of December 31, 2002 Portugal Telecom holds 88,617,454 PT Multimédia shares, which corresponds to 56.48% of its capital. These acquisitions generated a goodwill of € 18,825,556.

  •
  On December 27, 2002, after approval of the National Agency of Telecommunications—ANATEL ("ANATEL"), TCP acquired through the holdings that participate directly in the capital of Global Telecom, 17% of the capital of this company. After this operation TCP holds indirectly 100% of Global Telecom's capital. In this acquisition were spent approximately 82 million U.S. Dollar.

b)    Capital increases

  •
  On July 1, 2002, BUS Serviços de Telecomunicações, S.A. changed its name to PrimeSys Soluções Empresariais, S.A. In December of 2002 this company increased its capital from 43,112,840 Brazilian Real to 109,438,121 Brazilian Real.

  •
  In July of 2002, Medi Telecom increased its capital from 6,500,000,000 Moroccan Dirhams ("MAD") to 7,975,000,000 MAD, paid and fully subscribed by its shareholders. In December occurred a new capital increase in this company from 7,975,000,000 MAD to 8,333,837,600 MAD, paid and subscribed by PT Ventures and Telefónica, having PT Ventures increased its participation to 31.34%.

  •
  On September 9, 2002 was concluded the process of capital increase in Telesp Celular Participações. Portugal Telecom subscribed 76.6% of the issued shares, and subsequently sold 172,016,089 thousand shares to Telefónica Móviles S.A., representing 14.68% of the capital of TCP. After this operation the Company increased its participation in the TCP of 41.23% to 50.44%.

c)     Sales

  •
  PT Prime SGPS sold 6,500,000 shares of Telefonica, which resulted in a capital gain of € 30,519,163.

  •
  PTI sold 16.4% of Mascom by the amount of € 2,212,503, which resulted in a capital gain of € 199,532.

  •
  On June 2002, Lusomundo Serviços sold its 100% investment in Deltapress to Vasp recognizing a capital gain of € 5,098,510.

d)    Other operations

  •
  On June 28, 2002, after ANATEL's approval of transfer of the control of BUS Telecomunicações to PrimeSys, a closing agreement was signed between the parts—Unibanco, Banco Bradesco, PT Prime SGPS, BUS Telecomunicações, BUS Holding, PrimeSys and Portugal Telecom, through which 23,191 preferred shares class "B" issued by BUS Holding belonging to PrimeSys, were cancelled and 266,701 ordinary shares of BUS Telecomunicações belonging to BUS Holding, equivalent to 80.01% of voting capital and 26.67% of total capital were delivered by BUS Holding to PrimeSys. As of that date PrimeSys became wholly owner of capital of BUS Telecomunicações, and Unibanco and Banco Bradesco, jointly holders of 100% of voting and total capital BUS Holding. This operation generated a goodwill, recorded by PrimeSys, of 137,700,000 Brazilian Reais.

  •
  On December 27, 2002, and after ANATEL's approval Brasilcel was constituted in equal parts by Group Portugal Telecom and Telefónica Group, through incorporation of the financial investments withheld by both the Groups in mobile phone companies in Brazil.

  •
  During the last quarter of 2002, Companhia Portuguesa Rádio Marconi. S.A. (100% owned by PT Comunicações) merged legally into PT Comunicações, S.A., considering the economic and financial synergies of such merger.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Portugal Telecom, SGPS, S.A.
	By:	/s/ ZEINAL ABEDIN MAHOMED BAVA
		Name:	Zeinal Abedin Mahomed Bava
		Title:	Executive Board Member and Chief Financial Officer
Date: June 30, 2003

CERTIFICATIONS

        I, Miguel Horta e Costa, certify that:

        1.     I have reviewed this annual report on Form 20-F of Portugal Telecom, SGPS. S.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
By:	/s/ MIGUEL HORTA E COSTA
	Name:	Miguel Horta e Costa
	Title:	President of the Executive Commission of the Board of Directors and Chief Executive Officer

CERTIFICATIONS

        I, Zeinal Abedin Mahomed Bava, certify that:

        1.     I have reviewed this annual report on Form 20-F of Portugal Telecom, SGPS. S.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
By:	/s/ ZEINAL ABEDIN MAHOMED BAVA
	Name:	Zeinal Abedin Mahomed Bava
	Title:	Executive Board Member and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
CERTAIN DEFINED TERMS
PRESENTATION OF FINANCIAL INFORMATION
FORWARD LOOKING STATEMENTS
PART I
  ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
  ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3—KEY INFORMATION
  ITEM 4—INFORMATION ON THE COMPANY
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8—FINANCIAL INFORMATION
  ITEM 9—THE OFFER AND LISTING
  ITEM 10—ADDITIONAL INFORMATION
  ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15—CONTROLS AND PROCEDURES
  ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B—CODE OF ETHICS
  ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Amounts stated in Euro)
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE
CERTIFICATIONS