Form 20-F
period 2003-12-31
PORTUGAL TELECOM SGPS SA
filed 2004-06-30
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
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

PRESENTATION OF FINANCIAL INFORMATION

        We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Escudos" or "PTE" are to Portuguese Escudos. References to "Real," "Reais" or "R$" are to Brazilian Reais. Certain Euro amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Euro is based on the noon buying rate in the City of New York for cable transfers in Euros as certified for United States customs purposes by the Federal Reserve Bank of New York on December 31, 2003. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro or US$ amounts shown herein could have been or could be converted into US$ or Euros, as the case may be, at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars.

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

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2002 and 2003 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements not included herein.

        We prepare our audited consolidated financial statements in accordance with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 36, 37 and 38 to our audited consolidated financial statements for an explanation of the differences between Portuguese GAAP and U.S. GAAP. We have provided, in the information below, amounts in accordance with U.S. GAAP of operating revenues, operating income, net income, earnings per share, total assets, total liabilities and shareholders' equity for all periods and dates for which we have provided information.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        During 1998, we acquired a 10.02% economic interest in, and voting control of, Telesp Celular S.A., or Telesp Celular, a mobile telecommunications operator in the Brazilian state of São Paulo. During 1999, we increased our economic interest in Telesp Celular to 13.92%. In January 2000, all shares of Telesp Celular owned by shareholders other than Telesp Celular Participações S.A., or TCP, were exchanged for newly-issued shares of TCP, and Telesp Celular became the wholly-owned operating subsidiary of TCP. In June 2000, we conducted a tender offer in Brazil for ordinary shares in TCP. As a result of the tender offer, we increased our economic interest in TCP to 29.92%. On November 7, 2000, TCP completed a capital increase in which we subscribed for additional shares in TCP, and, upon acquisition of such shares, our economic interest in TCP increased to 36.20%. In November 2000, after we exchanged with Telefónica our minority interest in Telesp Fixa (the wireline operator in the Brazilian state of São Paulo controlled by Telefónica) for an additional interest in TCP, we increased our economic interest in TCP further to 41.23%, our voting interest to 85.06% and our ownership of TCP's preferred shares to 17.7%. TCP completed a rights offering in September 2002, in which we subscribed to a total of 247,224 million common shares and 326,831 million preferred shares, thereby increasing our economic interest in TCP to 65.12%, our voting interest to 93.7% and our ownership of TCP's preferred shares to 49.8%. In October 2002, in connection with our agreements with Telefónica Móviles, S.A., or Telefónica Móviles (Telefónica's mobile telecommunications subsidiary), for the formation of Brasilcel (the 50/50 joint venture with Telefónica Móviles for mobile operations in Brazil), which operates under the brand name Vivo as of April 2003 and is referred to as Vivo elsewhere in this Form 20-F, we sold a 14.68% stake in TCP to Telefónica Móviles. On December 27, 2002, we transferred the rest of our interest in TCP to Vivo. We now hold, jointly with Telefónica Móviles, an indirect interest in TCP, as well as in the other Brazilian mobile telecommunications companies previously held directly by Telefónica Móviles. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business" and "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

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

        As a result of the transfer of our interest in TCP to Vivo on December 27, 2002 and our acquisition of a 50% ownership interest in Vivo as of that date, our consolidated balance sheet as of December 31, 2002 and 2003 proportionally consolidates 50% of Vivo's assets and liabilities. Our consolidated statement of income and cash flow data for the year ended December 31, 2002 includes the full consolidation of TCP's income and cash flows. Our consolidated statement of income and cash flow data for the year ended December 31, 2003 proportionally consolidates 50% of Vivo's income and cash flows.

        In February 2001, TCP acquired an 83% indirect economic interest in Global Telecom (corresponding to 49% of the voting rights), a mobile telecommunications company operating in the Brazilian states of Paraná and Santa Catarina. On December 27, 2002, TCP purchased the remaining 51% of the voting shares of the three holding companies that own Global Telecom and as a result holds a 100% indirect economic interest in Global Telecom. Our consolidated results of operations for the year ended December 31, 2002 presented below reflect the results of operations of Global Telecom based on the equity method of accounting. Global Telecom's assets and liabilities as of December 31, 2002 and 2003 are reflected in our consolidated balance sheet through our proportional consolidation of Vivo. Global Telecom's income and cash flows for the year ended December 31, 2003 are reflected in our consolidated statement of income and cash flows for the year ended December 31, 2003 through our proportional consolidation of Vivo's statement of income and cash flow data.

        On April 25, 2003, TCP acquired a controlling interest in Tele Centro Oeste Participações, S.A., or TCO, a mobile telecommunications operator in the Midwestern and Northern regions of Brazil. As a result, TCO's assets and liabilities as of December 31, 2003 are reflected in our consolidated balance sheet as of that date through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003 are reflected in our consolidated statement of income and cash flows for the year ended December 31, 2003 through our proportional consolidation of Vivo's statement of income and cash flow data.

        Information provided in U.S. dollars for the year ended December 31, 2003 has been calculated on the basis of the Euro/U.S. dollar exchange rate on that date of €0.7938 = US$1.00. See "Presentation of Financial Information" and "—Exchange Rates".

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	US$	EUR	EUR	EUR	EUR	EUR
STATEMENT OF PROFIT AND LOSS DATA:
Amounts in accordance with Portuguese GAAP
Operating revenues:
Services rendered	6,369.6	5,056.5	4,950.9	4,976.3	4,329.8	2,832.4
Sales of merchandise and products	735.1	583.5	492.0	613.5	684.7	213.1
Telephone directory	171.5	136.1	139.1	136.8	131.7	126.1

Total operating revenues	7,276.2	5,776.1	5,582.0	5,726.6	5,146.2	3,171.6

Operating costs and expenses, excluding depreciation and amortization:
Wages and salaries	889.2	705.9	694.8	668.6	578.1	520.8
Post retirement benefits	280.8	222.9	183.2	140.7	103.4	95.5
Costs of telecommunications	739.6	587.1	622.9	715.1	470.7	161.9
Subsidies	(26.0)	(20.6)	(31.5)	(36.8)	(38.1)	(38.5)
Maintenance and repairs	159.4	126.5	129.2	120.1	105.7	68.9
Own work capitalized	(93.8)	(74.5)	(114.0)	(179.3)	(133.9)	(120.8)
Raw materials and consumables	93.2	74.0	97.2	139.1	97.3	85.4
Costs of products sold	693.0	550.2	462.7	619.8	658.0	238.4
Telephone directories	113.9	90.4	92.0	89.2	87.1	82.2
Marketing and publicity	178.8	141.9	108.8	142.0	157.5	68.5
Concession rent	—	—	16.3	12.7	20.8	20.6
Other general and administrative	1,217.5	966.5	925.6	998.9	848.9	388.3
Provision for doubtful receivables, inventories & other	164.8	130.8	132.8	130.7	188.6	63.5
Other net operating income	(113.4)	(90.0)	(45.3)	(45.3)	(51.9)	(47.5)
Taxes other than income taxes	122.4	97.1	77.8	87.1	95.7	34.5

Total operating costs and expenses, excluding depreciation and amortization	4,419.5	3,508.4	3,352.5	3,602.6	3,187.9	1,621.7

Operating income before depreciation and amortization (EBITDA)	2,856.6	2,267.7	2,229.5	2,124.0	1,958.3	1,549.9

Depreciation and amortization	1,201.7	954.0	962.8	956.2	1,021.5	636.7

Operating income	1,654.9	1,313.7	1,266.7	1,167.8	936.8	913.2

Other expenses, net	302.8	240.3	543.9	1,063.5	423.8	261.5
Work force reduction program costs	395.7	314.1	53.7	183.9	252.7	457.7
Extraordinary items	78.0	62.0	15.6	281.1	(496.4)	(540.5)

Income before income taxes	878.4	697.3	653.5	(360.7)	756.7	734.5

Provision for income taxes	(476.0)	(377.9)	(337.1)	(174.6)	(258.6)	(241.9)

Consolidated net income before minority interests	402.4	319.5	316.4	(535.3)	498.1	492.6

Loss (income) applicable to minority interests	(99.8)	(79.2)	74.6	342.7	42.3	2.1

Consolidated net income	302.6	240.2	391.1	(192.6)	540.3	494.7

Operating income per ordinary share, A share and ADS(1)	1.32	1.05	1.01	0.93	0.78	0.87

Earnings per ordinary share, A share and ADS(1)	0.24	0.19	0.31	(0.15)	0.45	0.47

Cash dividends per ordinary share, A share and ADS(1)(2)(3)	0.28	0.22	0.16	0.10	—	0.20

Share capital	1,580.0	1,254.3	1,254.3	1,254.3	1,201.8	1,045.0

Amounts in accordance with U.S. GAAP
Operating revenues	5,618.3	4,460.0	6,007.7	6,042.8	5,199.9	4,107.3
Operating income as restated(6)	910.8	723.1	383.2	696.1	395.8	592.7

Net income before change in accounting principles as restated(6)	183.3	145.5	1,315.3	208.1	66.8	532.8
Cumulative effect of a change in accounting principles SAB 101	—	—	—	—	(126.7)	—
Cumulative effect of a change in accounting principles SFAS 133	—	—	—	(57.5)	—	—
Cumulative effect of a change in accounting principles SFAS 142	—	—	(1,038.9)	—	—	—
Cumulative effect of a change in accounting principles SFAS 143	(9.3)	(7.4)	—	—	—	—

Net income after change in accounting principles as restated(6)	174.0	138.2	276.4	150.6	(59.8)	532.8

Earnings per ordinary share, A share and ADS as restated(4)(6)	0.14	0.11	0.22	0.12	(0.05)	0.54
Diluted net income per share as restated(5)(6)	0.14	0.11	0.21	0.12	(0.05)	0.53
On a pro-forma basis(7)
Net income before change in accounting principles SAB 101 as restated(6)	174.0	138.2	276.4	150.6	66.8	532.8
Net income after change in accounting principles SAB 101 as restated(6)	174.0	138.2	276.4	150.6	(59.8)	528.5
Earnings per ordinary share, A share and ADS after change in accounting principles SAB 101 as restated(4)(6)	0.14	0.11	0.22	0.12	(0.05)	0.53
Diluted net income per share after change in accounting principles SAB 101 as restated(5)(6)	0.14	0.11	0.21	0.12	(0.05)	0.52

(1)
Based on 1,045,000,000 ordinary and A shares issued in the year ended December 31, 1999, 1,201,750,000 ordinary and A shares issued in the year ended December 31, 2000 and 1,254,285,000 ordinary and A shares issued in the years ended December 31, 2001, 2002 and 2003.

(2)
Dividends for the year ended December 31, 2000 were not paid.

(3)
Cash dividends per ordinary share, A share and ADS for the years ended December 31, 1999, 2001, 2002 and 2003 in US$ were US$0.20, US$0.09, US$0.17 and US$0.28, respectively.

(4)
Based on the weighted average number of shares as of the date given and taking into account the number of shares issued pursuant to capital increases and all treasury shares, there were 991,182,122 shares for the year ended December 31, 1999, 1,091,826,182 shares for the year ended December 31, 2000, 1,228,392,386 shares for the year ended December 31, 2001, 1,253,880,328 shares for the year ended December 31, 2002 and 1,249,778,188 shares for the year ended December 31, 2003.

(5)
The weighted average number of shares is computed as a weighted average as of the date given and taking into account the number of shares from the exchangeable bonds issued on June 4, 1999 and December 6, 2001, assuming conversion of the bonds into ordinary shares. For the years ended December 31, 2000, 2001 and 2003, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share since they would be antidilutive.

(6)
Operating income and net income for the years ended December 31, 1999, 2000 and 2001 have been restated to include the effect of the reduction in the reported amortization expense for the translated carrying value of goodwill in Portugal Telecom's investment in Telesp Celular Participações, as discussed in Note 36 c1) to our audited consolidated financial statements.

(7)
The pro-forma information shows the application of SAB 101, as if it had been applied in the year ended December 31, 1999.

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	US$	EUR	EUR	EUR	EUR	EUR
CASH FLOW DATA:
Amounts in accordance with Portuguese GAAP
Cash flows from operating activities	2,940.2	2,334.0	2,092.3	1,475.4	1,357.6	1,109.6
Cash flows from investing activities	(578.9)	(459.5)	(1,009.6)	(2,528.5)	(2,343.2)	(741.3)
Cash flows from financing activities	(2,083.7)	(1,654.1)	(486.1)	1,839.9	1,131.0	(1,425.6)

	Year Ended December 31,
	2003	2003	2002	2001	2000	1999
	US$	EUR	EUR	EUR	EUR	EUR
	(in millions, except number of ordinary shares)
BALANCE SHEET DATA:
Amounts in accordance with Portuguese GAAP
Current assets	6,348.5	5,039.7	4,850.9	3,628.1	2,032.6	1,205.1
Investments, net	564.4	448.1	376.4	2,000.3	1,295.3	1,498.2
Fixed assets, net	5,376.3	4,268.0	4,575.8	5,491.3	5,446.2	3,855.9
Intangible assets—post retirement benefits	—	—	—	761.9	495.0	399.1
Intangible assets—other, net	3,968.2	3,150.1	2,968.7	4,934.4	3,878.8	1,492.3
Other non-current assets, net	821.3	652.0	954.3	820.3	68.3	67.1

Total assets	17,078.8	13,557.8	13,726.1	17,636.3	13,216.2	8,517.7

Current liabilities	4,225.6	3,354.5	2,958.0	3,240.0	3,154.2	1,535.6
Long-term debt	5,738.7	4,555.6	5,219.1	5,428.3	2,815.2	2,649.6
Accrued post retirement liability	1,582.2	1,256.0	1,061.5	1,810.0	1,488.0	1,228.0
Deferred income—investment subsidies	48.8	38.7	51.1	63.1	113.7	153.4
Deferred income—post retirement benefits	—	—	—	23.0	26.2	28.5
Other non-current liabilities	967.6	768.1	878.0	1,685.1	143.7	85.4

Total liabilities	12,563.0	9,973.0	10,167.6	12,249.5	7,741.0	5,680.5

Net assets	4,515.8	3,584.8	3,558.5	5,386.7	5,475.2	2,837.2
Minority interests	811.2	644.0	447.2	1,220.0	1,113.1	78.2

Total shareholders' equity	3,704.6	2,940.8	3,111.3	4,166.8	4,362.1	2,759.0

Total liabilities and shareholders' equity	17,078.8	13,557.8	13,726.1	17,636.3	13,216.2	8,517.7

Number of ordinary shares	1,254,284,500	1,254,284,500	1,254,284,500	1,254,284,500	1,201,749,500	935,750,000

Amounts in accordance with U.S. GAAP
Total assets as restated(1)	14,819.4	11,764.3	12,554.2	16,747.8	14,534.6	11,958.7
Total liabilities as restated(1)	12,045.3	9,562.1	10,167.9	11,902.5	9,019.4	7,121.8
Total shareholders' equity as restated(1)	2,518.1	1,999.0	2,343.7	3,736.5	4,191.8	3,342.3

(1)
Assets, liabilities and shareholders' equity as of December 31, 2001, 2000 and 1999 have been restated to include the effect of translation of goodwill in Telesp Celular Participações and the minimum pension liability adjustment, as discussed in Note 36 c1) to our audited consolidated financial statements.

Exchange Rates

Euro

        Effective January 1, 1999, Portugal joined ten other member countries of the European Union in adopting the Euro as the common currency. During the transition period between January 1, 1999 and December 31, 2001, the Escudo remained legal tender in Portugal as a denomination of the Euro, and public and private parties paid for goods and services in Portugal using either the Euro or the Escudo. On January 1, 2002, the Euro entered into cash circulation, and from January 1, 2002 through February 28, 2002, both the Euro and the Escudo were in circulation in Portugal. From March 1, 2002, the Euro became the sole circulating currency in Portugal.

        For the years ended December 2001, 2002 and 2003, the majority of our revenues, assets and expenses were denominated in Euro, although a significant portion of our assets and liabilities are denominated in Brazilian Reais and certain of our liabilities are denominated in U.S. dollars. We have published our audited consolidated financial statements in Euro and our shares trade in Euro on the Euronext Lisbon Stock Exchange. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real and U.S. dollar. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exchange Rate Exposure to the Brazilian Real and the U.S. Dollar".

        Our future dividends, when paid in cash, will be denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined, and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York's expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro as certified for United States customs purposes by the Federal Reserve Bank of New York. On June 15, 2004, the Euro/U.S. dollar exchange rate was €0.8231 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
1999	0.9447
2000	1.0873
2001	1.1217
2002	1.0561
2003	0.8786

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
December 31, 2003	0.7989	0.7907
January 31, 2004	0.8095	0.8009
February 29, 2004	0.8079	0.8009
March 31, 2004	0.8220	0.8116
April 30, 2004	0.8389	0.8332
May 31, 2004	0.8209	0.8168

        None of the 25 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Although the majority of our revenues, assets and expenses are denominated in Euros, most of the revenues, assets and expenses from our Brazilian investments are denominated in Brazilian Reais. Consequently, exchange rate fluctuations between the Euro and the Brazilian Real affect our revenues.

        There are two principal legal foreign exchange markets in Brazil: the commercial rate exchange market and the floating rate exchange market.

        Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

        The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 15, 2004, the Real/U.S. dollar exchange rate was R$3.1227 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
1999	1.8641
2000	1.8333
2001	2.3507
2002	2.9886
2003	3.0565

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
December 31, 2003	2.9070	2.8785
January 31, 2004	2.9581	2.9170
February 29, 2004	2.9447	2.9085
March 31, 2004	2.9117	2.9010
April 30, 2004	2.9705	2.9370
May 31, 2004	3.1650	3.0770

Escudo

        As of January 1, 2002, we ceased to use the Escudo. For the years ended December 31, 2001, 2002 and 2003, the majority of our revenues, assets and expenses were denominated in Euros. As a result, revenues, assets and expenses for years prior to 2001 have been translated from Escudos into Euros. All figures previously stated in Escudos have been converted to figures in Euro based on the fixed Escudo/Euro exchange rate, established on January 1, 1999, of PTE 200.482 per €1.00 or approximately €0.005 per PTE 1.00. See "—Euro".

Risk Factors

Rapidly Growing Competition From Mobile Telephone and From Other Wireline Operators Could Significantly Reduce Our Wireline Businesses' Revenues

        During 2003, approximately 37% of our consolidated revenues were derived from services provided by our wireline business in Portugal. Currently, the competition for these services comes from the rapid growth of mobile telephone services and from other wireline providers. As a result of the substitution of mobile for fixed telephone services, combined with the increase in competition, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can by-pass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a significant decline in our revenues from international wireline telephone services.

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

        The decrease in wireline traffic and lower tariffs resulting from competition could significantly harm our overall revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business".

A Growing Percentage of Our Revenue Is Derived From Businesses That Are Subject to Rapid and Sometimes Unpredictable Changes in Technology and to Increasing Competition

        During 2003, approximately 63% of our consolidated revenues were derived from businesses other than our wireline business in Portugal. These businesses include mainly mobile telecommunications and multimedia services, particularly in Portugal and Brazil.

        We believe that the development of mobile telecommunications and multimedia services presents our company with appreciable growth opportunities. However, the success of our mobile telecommunications and multimedia businesses is subject to rapid and sometimes unpredictable changes in technology and to increasing competition. These businesses also may have unforeseen capital requirements and shifts in customer preferences and demographics. Our business and financial results could suffer:

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

Burdensome Regulation in an Open Market May Put Us at a Disadvantage to Our Competitors

        The Portuguese telecommunications sector is highly competitive and is now fully open to competition. The Portuguese government, however, still imposes on us regulatory restrictions and obligations dating from the previous monopoly environment. Many of the restrictions and obligations do not apply to other telecommunications operators and service providers in Portugal. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal".

Regulation of Our Interconnection Rates Could Give Other Service Providers an Unfair Competitive Advantage

        European Union and Portuguese regulations require us to allow other telecommunications network operators and service providers to connect their networks to ours and to terminate calls for them. We believe the interconnection rates should reflect the cost of operating our network in Portugal. The Portuguese regulatory authorities may, however, set our rates at levels comparable to rates in certain other EU countries, where interconnection rates are lower than the current rates in Portugal. See "Item 4—Information on the Company—Regulation—Portugal".

The Portuguese Government Could Terminate Our Wireline Concession and Licenses

        Through our subsidiary PT Comunicações, S.A., we provide a significant number of services under a Concession and licenses granted to us by the Portuguese government. The Concession runs until 2025, with provisions for renewal. The Portuguese government can revoke the Concession after 2010, if it considers the revocation to be in the public interest. It can also terminate our Concession at any time if we fail to comply with our obligations under it. The Portuguese government can also terminate our licenses under certain circumstances. If the Portuguese government took such action, we would not be able to conduct the activities authorized by the Concession or the relevant licenses. This loss would eliminate an important source of our revenues. During 2002, we acquired the ownership of the basic network used for our fixed line services and such assets will no longer revert to the Portuguese State on termination of the Concession Agreement.

Regulatory Investigations and Litigation May Lead to Fines or Other Penalties

        We are regularly involved in litigation and regulatory inquiries and investigations involving our operations. ANACOM, the Portuguese telecommunications regulator, the European Commission and the Autoridade da Concorrência, the Portuguese competition authority, can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include a preliminary investigation by the Autoridade da Concorrência relating to alleged anti-competitive practices by PT Comunicações and PT Prime. See "Item 4—Information on the Company—Regulation—Regulatory Institutions" and "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

        If we are found to be in violation of applicable laws and regulations in this or other regulatory inquiries and investigations, or in litigation proceedings, which are currently pending against us or which may be brought against us in the future, we may become subject to substantial penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

The Portuguese Government Holds All of Our A Shares Which Afford It Special Approval Rights

        All of our A shares are held by the Portuguese government. Under our articles of association, as the holder of all of our A shares, the Portuguese government may veto a number of actions of our shareholders, including the following:

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

We Are Exposed to Exchange Rate and Interest Rate Fluctuations

        We are exposed to exchange rate fluctuation risks mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2003, cumulative foreign currency transaction adjustments related to investments in Brazil were negative €2,234.0 million. Further devaluations in the Brazilian Real could result in further negative adjustments. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Exchange Rate Exposure to the Brazilian Real and the U.S. Dollar".

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

An Economic Crisis in Brazil Could Reduce Expected Returns on Our Brazilian Investments

        A material portion of our business, prospects, financial condition and results of operations is dependent on general economic conditions in Brazil. In particular, it depends on economic growth and its impact on demand for telecommunications and other related services. Since 1998, we have made significant investments in Brazil. The major factors that could have a material adverse effect on our investments and results of operations in Brazil, including Vivo, are:

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

        Devaluation of the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 1.1% in 2000, by 12.8% in 2001 and by 81.4% in 2002. During 2002, the Real underwent significant devaluation due in part to political uncertainty in connection with the elections and the global economic slowdown. In the period leading up to, and after, the general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that would differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real. The Real appreciated during 2003 against the Euro by 0.11% amidst indications that the new government is doing better than expected. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy. A devaluation of the Real relative to the Euro could negatively affect the profitability and results of our operations. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        As all debt issued in Brazil is denominated in or swapped into Real, a devaluation of this currency against the Euro could decrease our total debt, although this impact could be offset by the differential between Euro and Real interest rates.

        The current international economic environment is unfavorable, and the flow of foreign investments into Brazil may be diminishing. To make up for the decrease in foreign and invested capital and revenue, the Brazilian government may have to raise funds at higher interest rates. A slowdown of the U.S. economy may also adversely affect the Brazilian economy, as well as interest rates in Brazil. An increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil. In addition, such an increase would raise our interest costs because part of the interest on our debt is floating, primarily in relation to Real-denominated debt, which floats based on the commercial rate exchange market.

        Inflation in Brazil.    Brazil has historically experienced extremely high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.67% in 2003 compared to 26.41% in 2002 and 10.40% in 2001. If Brazil continues to experience significant inflation, Vivo may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected, which could in turn have an adverse effect on our results of operations.

Our Strategy of Enhancing Our Mobile Operations in Brazil Through Our Joint Venture With Telefónica Móviles May Not Be Successful

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our mobile services joint venture company with Telefónica Móviles. On December 27, 2002, we and Telefónica Móviles transferred our direct and indirect interests in Brazilian mobile operators to the mobile services joint venture company, Brasilcel, operating under the brand name Vivo, with headquarters in the Netherlands.

        As in any joint venture, it is possible that Telefónica Móviles and we will not agree on Vivo's strategy, operations or other matters. Any inability of Telefónica Móviles and us to operate Vivo jointly could have a negative impact on Vivo's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Vivo will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the joint venture will be realized. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

Regulation May Have a Material Adverse Effect on Vivo's Results

        Our mobile business in Brazil is subject to extensive government regulation, including certain regulatory restrictions and obligations relating to licenses, competition, taxes and rates (including interconnection rates) applicable to mobile telephone services. Changes in the regulatory framework and the opening of the market to other competitors in the mobile telecommunications sector may have a negative impact on Vivo's revenues and results of operations. Moreover, Vivo's operating subsidiaries are restricted from increasing some of the rates that they charge for services provided even if the devaluation of the Real and an increase of interest rates by the Brazilian government increase their costs. Such circumstances may limit Vivo's flexibility in responding to market conditions, competition and changes in its cost structure, which could have a material adverse effect on its results of operations and in turn adversely affect our results of operations.

The Conditions Applying to Vivo's Subsidiaries Under the New SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations

        In September 2000, ANATEL, the Brazilian telecommunications regulator, introduced a new mobile services licensing regime, referred to as the SMP regime. The SMP regime permits existing mobile service providers operating under concessions to migrate to the SMP regime and become SMP license holders. Each of Vivo's subsidiaries has migrated to the SMP regime and now holds a SMP license instead of their previous concessions.

        The new SMP regime imposes restrictions on the provision of wireline services. As a result of the restrictions, because ANATEL considers Vivo's subsidiaries to be affiliated with Telefónica, which provides wireline long distance services in the state of São Paulo and was awarded a license to provide such services nationwide, ANATEL will not award a wireline long distance license to any of Vivo's subsidiaries. As a result, Vivo's subsidiaries no longer receive revenues from wireline long distance services but receive revenues from interconnection fees paid by wireline long distance operators for wireline long distance traffic originating and terminating on their networks. The interconnection fees do not fully compensate, however, for the loss of wireline long distance revenues, and this has had a negative impact on the overall revenues of Vivo's subsidiaries.

        Under the SMP regime, an SMP mobile operator will pay for the use of another SMP mobile operator's network in the same authorization area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic Vivo's subsidiaries terminate for other SMP mobile operators exceeds the traffic other SMP mobile operators terminate for Vivo's subsidiaries, Vivo's, and consequently our, revenues and results of operations may be adversely affected. See "Item 4—Information on the Company—Regulation—Brazil—SMP Regulation".

Interconnection Negotiations May Not Result in Sufficiently Remunerative Revenues for Terminating Calls on the Mobile Networks of Vivo's Subsidiaries and May Negatively Affect our Revenues

        Under the new SMP regime, interconnection fees for termination of calls on mobile networks will be determined by commercial negotiation between Vivo's subsidiaries and the wireline operators after June 30, 2004. The conditions of the network usage fee negotiations will be regulated by ANATEL. Because a significant number of mobile subscribers use prepaid mobile services and typically receive more calls than they make, Vivo's subsidiaries derive an important part of their revenues from the interconnection fees paid to them by the wireline operators due to traffic originating on wireline networks and terminating on their mobile networks. If the interconnection fees are reduced, operating revenues may be negatively affected as a result.

Vivo Faces Substantial Competition in Each of its Markets that may Reduce its Market Share and Harm our Financial Performance

        Since the opening of the Brazilian market for mobile telecommunications services to competition in 1998, several licenses have been granted for mobile telecommunications services in the areas where Vivo's subsidiaries operate. The introduction of the SMP regime has further increased the number of licensees, which has intensified competition. There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within the market, for example if financially stronger companies are better positioned to compete with Vivo's subsidiaries or if some brand names become better known than others. Vivo's subsidiaries may be unable to respond adequately to pricing and other competitive pressures resulting from consolidation, which would adversely affect their businesses, financial condition and results of operations. The level of competition from wireline service providers is also increasing. Failure by Vivo's subsidiaries to compete successfully could result in them losing market share and revenues. For more information about the various bands of licenses granted for mobile services in Vivo's coverage areas and competing operators, see "Item 4—Information on the Company—Competition—Competition Facing Vivo in Brazil".

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

        We provide telecommunications and multimedia services in Portugal and Brazil. Our service offering covers a full range of:

  •
  wireline services, which include fixed line telephone services for retail and wholesale customers, leased lines, interconnection, distribution of programming for TV and radio broadcasters, Internet access, data and business solutions, portal and e-commerce services;

  •
  mobile telecommunications services, such as voice, data and Internet-related services;

  •
  multimedia services, such as cable and satellite television services and TV programming, film distribution and screening, newspaper publishing and distribution, radio programming and Cable Internet; and

  •
  sales of telecommunications equipment.

        In Portugal, we are the leading provider of all of these services. The provision of wireline services in Portugal continues to account for a larger proportion of our revenues (37% during 2003) as compared to revenues derived from any other line of business in our group. In Brazil, we have a leading position in the mobile market. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles, the Spanish telecommunications company, pursuant to which we created, on December 27, 2002, a new mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003. See "—Brazilian Mobile Business", below.

        We are focusing our efforts on market segments and businesses that have the potential for high growth, and we are positioning our company as the leading integrated supplier of a full range of telecommunications services in Portugal. We derive an increasing share of our revenues from new services in fast-growing businesses in Portugal, such as mobile services, multimedia and Internet services, and from mobile services in Brazil.

        The telecommunications market is increasingly characterized by new opportunities resulting from technological development, the growth in demand for mobile and Internet-related services and the increasing use of information technology in telecommunications services. Our objectives are to:

  •
  continue to leverage our experience as the leading provider of wireline, mobile and multimedia services in Portugal;

  •
  capitalize on our leading position in the Portuguese market to preserve the profitability and cash flow of our wireline and mobile businesses;

  •
  exploit new growth opportunities in service areas, such as multimedia and Internet services in Portugal; and

  •
  continue to pursue opportunities for growth in the mobile business in Brazil, through Vivo.

        For information regarding our current and historic principal capital expenditures and divestitures, see "Item 5—Operating and Financial Review and Prospects—Capital Investment and Research and Development".

Our Businesses

Business Units

        Our market is characterized by increasing competition and rapid technological change. In 1999, the board of directors of Portugal Telecom adopted a plan to reorganize the company to better position it in this competitive market. As part of our reorganization, Portugal Telecom changed its name and corporate purpose from Portugal Telecom, S.A., a telecommunications operating company, to Portugal Telecom, SGPS, S.A., a group holding company, and we aligned our subsidiaries according to business lines. Portugal Telecom's business unit subsidiaries are held by Portugal Telecom in its role as holding company. We have integrated different functions across the board, with particular emphasis on information systems (PT Sistemas de Informação), research and development capabilities (PT Inovação), back office activities (PT Pro), central purchasing capabilities (PT Compras) and call center operations (PT Contact). In addition, in April 2004 we created Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. to manage all of our international businesses. See "Item 5—Operating and Financial Review and Prospects—Overview—Our Business Reorganization and Revenue Reporting Categories".

        The diagram below presents our different businesses, taking into account the internal reorganization we initiated during 2003 and completed in the first quarter of 2004.

(1)
Providing wireline services in Portugal, including our fixed telephone service, Internet access services, wholesale services and data and business solutions services.

(2)
In our discussion of this business segment below, we have provided a diagram of the organizational structure of Vivo.

(3)
Providing multimedia services in Portugal, including cable operations through TV Cabo, audiovisuals services through Lusomundo Audiovisuals and Lusomundo Cinemas, and media services through Lusomundo Media. In our discussion of this business segment below, we have provided a diagram of the different businesses operating under PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or PT Multimedia.

(4)
Various international investments, including global telecommunications operators in Cabo Verde Islands and Macau, mobile operators in Morocco, Angola and Botswana, and other investments in various countries.

(5)
Various instrumental companies providing services to PT group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT Pro (shared services), PT Compras (central purchasing) and PT Contact (call centers).

Wireline Business

        Our wireline business consists of the three operating companies, PT Comunicações, PT Prime and PTM.com, which are currently managed on an integrated basis, providing the following services on our wireline network:

  •
  retail, including fixed line telephone services and Internet access services to residential and small office home office customers;

  •
  wholesale, including leased lines, transmission of television and radio signals and interconnection services;

  •
  data and corporate, including data communications, leased lines to major clients, network managing and outsourcing; and

  •
  other wireline services, including our directories business and sales of telecommunications equipment.

        PT Comunicações holds and operates our fixed line network, providing fixed line telephone services, wholesale services, directories and sales of telecommunications equipment. PT Comunicações provides fixed line telephone services pursuant to a Concession granted to us by the Portuguese government and transferred to PT Comunicações pursuant to Decree Law 219/2000. On December 11, 2002, PT Comunicações entered into a definitive agreement to acquire full ownership of the basic telecommunications network from the Portuguese government for €365 million, which included the 2002 Concession rental payment of €16.6 million. Since then, PT Comunicações has owned the basic telecommunications network.

        PT Prime offers corporate customers in Portugal data and corporate services through a "one-stop-shop" for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing. Until October 6, 2003, we held 87.5% of the share capital of PT Prime. SIBS, a Portuguese entity operating the ATM network and the inter-bank payment system in Portugal, held the remaining 12.5%. On July 20, 2003, we signed an agreement with SIBS for the acquisition of its 12.5% stake in PT Prime for €39 million, which was completed on October 6, 2003.

        PTM.com is the leading Internet company in Portugal, operating as an Internet access service provider using our fixed line network and in portal and related activities through sapo.pt, Portugal's leading Internet portal. PTM.com was formed in March 2000 by PT Multimedia to aggregate all of its Internet activities focused on the residential and small and medium size enterprise markets. On October 17, 2002, we entered into an agreement with PT Multimedia to acquire its 100% interest in PTM.com. The sale of PT Multimedia's Internet business to us was intended to encourage the continued growth of our broadband businesses and increase the loyalty of fixed line subscribers, while providing a single platform for investment and development of on-line services and content for the Portugal Telecom group. The results from our services provided through PTM.com have been included in our wireline business segment since 2003. We have adjusted our results for prior years to include PTM.com's results in our wireline business segment, as opposed to our PT Multimedia business segment. See "Item 5—Operating and Financial Review and Prospects—Overview—Our Business Reorganization and Reporting Categories".

        Fixed Line Network.    We, through PT Comunicações and PTM.com, maintained approximately 4.2 million main lines in service at December 31, 2003, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into traditional main lines (PSTN), ISDN lines and ADSL lines. Because of their large capacity, we count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. Using this counting convention, total main lines included approximately 812,530 equivalent ISDN lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2003, we had 188 thousand ADSL lines, of which 161 were attributable to our ADSL retail business (which is operated by PTM.com), and 4,037 PTSN/ISDN lines, of which 79.2% were residential/small office home office clients, 15.2% business and the remainder mainly payphones, wholesale lines and other.

        The following table shows the number of our main lines by category.

	As of December 31,
	1999	2000	2001	2002	2003
Fixed line main lines in service (thousands)
Traditional main lines	3,753	3,650	3,501	3,317	3,224
ISDN main line equivalents	477	653	800	826	813
ADSL	0	0	3	53	188
Total	4,230	4,303	4,304	4,196	4,225
PSTN/ISDN fixed line main lines per 100 inhabitants	41.5	41.9	42.3	41.9	41.2
Public pay phones (thousands)	42.5	44.6	45.5	43.8	41.4

        Over past years, PT Comunicações has made significant investments to meet subscriber demand for lines and to modernize our fixed line network. As a result, the number of PSTN/ISDN lines per 100 inhabitants almost doubled from 20.9 fixed line main lines at the end of 1989 to approximately 41.2 fixed line main lines at the end of 2003.

        In September 1999, the number of active mobile cards (the mobile equivalent of main lines) overtook the number of fixed line main lines in Portugal, and traffic that once was transmitted in whole or in part on our fixed line network is being carried on our mobile network or on the network of other mobile operators. We are addressing this trend by encouraging increased use of our fixed line network for other data services.

        During 2003, PT Comunicações focused its attention on attracting new wireline customers through a campaign entitled "Rediscover the Fixed Business". PT Comunicações offered its wireline customers a large portfolio of modern and innovative products and services.

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2003, PT Comunicações was providing approximately 1,042,713 voicemail boxes.

        Our fixed line network includes ISDN lines, which transmit voice and data at higher rates than analog lines. We, through PT Comunicações, have offered ISDN services commercially since 1994. PT Comunicações offers a basic-rate service, which provides two communications channels. It also offers a primary-rate service which provides up to 30 communications channels. At the end of December 2003, PT Comunicações had 272,700 subscribers to the basic-rate ISDN service and 8,973 subscribers to the primary-rate ISDN service.

        The following chart sets forth the number of ISDN equivalent main lines at the end of each of the last five years:

ISDN Lines

        By the end of 2003, ISDN lines represented 20.1% our total equivalent fixed line main lines, as compared with 19.9% one year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and PT Comunicações' ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

        We, through PT Comunicações, have started to deploy higher-speed ADSL lines. PT Comunicações launched ADSL service on a wholesale basis in Lisbon and Oporto in 2002, covering 98.9% and 99.2% of those cities, respectively. Throughout the remainder of 2002, ADSL services were made available in the rest of Portugal, increasing total coverage throughout Portugal to 84.7% at the end of 2003. In addition, through PTM.com we launched a plug & play solution ADSL service in the third quarter of 2002, targeting residential customers, and a tailor-made service developed for small office home office and small and medium-sized enterprise customers.

        PT Comunicações had 0.2 billing complaints per 1,000 bills and 10.1 reported faults per 100 main lines in the year ended December 31, 2003. The percentage of faults repaired in less than 12 working hours was 74.5% in the year ended December 31, 2003, compared with 88.1% in 2002. PT Comunicações offers residential customers detailed billing on request without extra charge.

        Traffic.    During the five-year period from 1999 through 2003, total traffic originating on the network increased by an average of 0.3% per year, although 2002 was the first year in which it decreased. The chart below sets forth the rate of growth or decrease of traffic originated on our fixed line network.

Total Growth of Originated Traffic

        The following table shows the breakdown of fixed line traffic originated on our fixed line network among mobile, Internet and data and other domestic and international traffic for the periods indicated.

	Year ended December 31,
	1999		2000		2001		2002		2003
	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)
Domestic	9,972	69.4	8,933	53.7	7,431	43.0	6,480	39.6	5,841	40.1
International	410	2.8	413	2.5	411	2.4	402	2.5	382	2.6
Fixed-to-Mobile	1,083	7.5	1,290	7.8	1,215	7.0	1,119	6.8	1,023	7.0
Internet	2,800	19.5	5,630	33.8	6,920	40.0	6,581	40.3	5,023	34.5
Other	114	0.8	379	2.2	1,319	7.6	1,758	10.8	2,294	15.8

Total	14,379	100.0	16,645	100.0	17,296	100.0	16,340	100.0	14,563	100.0

        During 2003, Internet-related traffic accounted for approximately 34% of the total traffic originated on the fixed line network compared with 40% during 2002. According to an administrative decision by ANACOM, the Portuguese telecommunications regulator, of February 21, 2001, PT Comunicações changed its billing structure for Internet service. This billing regime accommodates two different types of billing arrangements. Under the first method, ISPs pay a call origination charge to PT Comunicações, and, if the ISPs request that PT Comunicações invoice customers on their behalf, they pay PT Comunicações the correspondent invoicing charge. Under the second method of billing, PT Comunicações charges the ISPs a wholesale flat rate and the ISPs bill their own customers. On March 16, 2004, ANACOM issued a new administrative decision regarding the billing structure for Internet service. As a result, the billing arrangements between PT Comunicações and ISPs are now ruled by two different billing regimes. The primary differences between the two billing regimes relate to origination prices, the manner in which ISP infrastructures are connected to PT Comunicações' wireline network and billing arrangements. The regime introduced in March 2004 has lower origination charges, involves the use of leased lines and does not require PT Comunicações to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their billing arrangements with PT Comunicações. For additional information, see "—Regulation—Interconnection—Internet Access" and "Item 5—Operating and Financial Review and Prospects—Overview—Internet Interconnection Charges".

        PT Comunicações is required to provide carrier selection to its customers on all kinds of traffic. See "—Regulation—Portugal—Number Portability and Carrier Selection". Carrier selection, excluding non-geographical services, such as number translation services, has not yet resulted in large-scale reduction in its traffic.

        Except for customer pre-selection and Internet traffic, PT Comunicações accounts for traffic originating on our network in its fixed line telephone services unit. Traffic originating on other networks but terminating on our network is allocated to its wholesale unit. Until the fourth quarter of 2000, PT Comunicações did not own traffic that originated on its network and terminated on mobile networks. It collected the revenues for such traffic and transferred them to the mobile network operators which then repaid PT Comunicações the amount allocable to the fixed line portion of the call under its interconnection agreements. This repayment was accounted for by PT Comunicações as wholesale revenues. Since October 1, 2000, PT Comunicações owns this traffic. As a result, PT Comunicações bills its customers for fixed-to-mobile traffic, while mobile operators charge PT Comunicações for call termination. PT Comunicações allocates the revenue billed to customers to its fixed line telephone retail service revenue. As a result of this change, PT Comunicações' absolute margins have not changed, but its percentage margins decreased. See "—Wholesale—Traffic", below.

        Marketing.    Our wireline business, through PT Comunicações, is increasing marketing efforts towards customer loyalty and promoting increased usage of our wireline telephone services.

        Promotional Efforts and Market Analysis.    PT Comunicações has increased its promotional and marketing campaigns. It wants the public, and particularly its customers, to recognize that it provides better service and more attractive billing packages than its competitors. PT Comunicações is aggressively promoting the sale of products and services targeted to specific customers, in line with its "resegmentation of customers" policy implemented in 2003, through:

  •
  the promotion of a special pricing package named "PT Preços para Si" addressed both to the residential and business markets, which sold more than 550,000 packages since its launch in April 2003 through the end of 2003, exceeding expectations;

  •
  the launch of a campaign to exchange old equipment for updated equipment, allowing access to new facilities and increasing traffic;

  •
  the launch of "ADSL network PT" to wholesale ISPs. During 2003, total ADSL lines grew 257% and represented 4.7% of PT Comunicações' fixed line main lines, compared to 1.3% in 2002; and

  •
  the launch and promotion of innovative products and services and special pricing packages, such as "SMS for fixed network", "Concept Juris"—designed for lawyers, "Concept Hotel"—providing high-speed Internet access to hotel customers, and "Concept Business", "PT 1a Vez", "Portugal 15", "Night and Week End", "Hello Card PT" and "Telecom Card PT"—addressed both to the residential and business markets and designed to promote domestic and international traffic.

        Internet customers can also profit from special programs created by PT Comunicações that provide special conditions for access and use of PT Comunicações' network. PT Comunicações also sells higher-speed Internet access, including ADSL services, to take advantage of the growing use of Internet services in Portugal and of the group's various Internet-related services.

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

Retail

        Fixed Line Telephone Services.    Our group's largest business is providing public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €1,324.4 million, €1,411.6 million and €1,624.7 million to our consolidated operating revenues during 2003, 2002, and 2001, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

  •
  Fixed charges, including network access charges based on a monthly line rental and an initial installation fee; and

  •
  Traffic, including charges for the use of our fixed line network based on rates dependent on amount and type of usage.

        We divide traffic into domestic and international traffic. Domestic traffic includes domestic telephone services provided by PT Comunicações directly to subscribers that originate or terminate calls on our fixed line network. International traffic includes international telephone services provided by PT Comunicações directly to users that originate calls on our fixed line network.

        Since January 1, 2000, public switched fixed line telephone services in Portugal have been fully open to competition. As a result of the introduction of competition, combined with the substitution of mobile for fixed-line services, we have experienced, and may continue to experience, increased erosion of market share of both access lines and of outgoing domestic and international traffic. See "—Competition—Competition Facing Our Wireline Business".

        Fixed Charges.    PT Comunicações' fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €647.5 million, €629.1 million and €638.7 million to our consolidated operating revenues during 2003, 2002, and 2001, respectively.

        As of December 31, 2003, the installation charge to our subscribers was €71.83. The standard line rental fee is €12.3 per month for standard lines and €24.5 per month for ISDN basic lines, in each case excluding value-added tax.

        The chart below illustrates changes in PT Comunicações' prices and fees from 1999 through 2003. All prices are in Euros and exclude VAT.

Fixed Fees for Fixed Line Telephone Services(1)

	As at December 31,
	1999	2000(2)	2001	2002	2003
Installation fee	79.94	77.69	74.41	71.83	71.83
Line rental per month	11.66	12.08	12. 27	11.85	12.3

(1)
Amounts rounded to nearest hundredth.

        Traffic.    Traffic contributed €676.9 million, €782.5 million and €986.0 million to our consolidated operating revenues during 2003, 2002, and 2001, respectively. Measured in minutes, total fixed line retail traffic originating on our fixed line network decreased by 3.5% during 2003, compared with 2002. The decrease was primarily due to the effects of mobile substitution, the migration of heavy dial-up Internet users to ADSL and a more challenging economic environment.

        Domestic.    PT Comunicações estimates that domestic traffic generated operating revenues of €570.5 million in 2003, €662.7 million in 2002 and €862.8 million in 2001.

        •  Prices. In 1999, PT Comunicações' charging system for traffic was based on a fixed line price pulse. On January 1, 2000, PT Comunicações introduced a system for charging its customers on a per-second basis, after a time credit included in the initial call price. PT Comunicações has three domestic tariffs: local, regional and national. Between the end of 1999 and the end of 2003, weighted average prices for domestic fixed line telephone services decreased by 1.9% per year in nominal terms. Compared with 2002, over the course of 2003, domestic prices decreased a further 0.27% in nominal and annual terms. See "—Regulation—Portugal—Pricing of Wireline Services".

        The chart below illustrates changes in PT Comunicações' prices from 1999 through 2003. The call prices from 1999 through 2003 are for a three-minute call at peak rates in 2003 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As at December 31,
	1999	2000(2)	2001	2002	2003
Local call prices	0.10	0.13	0.12	0.12	0.12
Regional call prices	0.31	0.31	0.24	0.23	0.21
National call prices	0.66	0.42	0.35	0.33	0.29

(1)
Amounts rounded to nearest hundredth.

(2)
For a three-minute call the prices are greater in 2000 than in 1999 due to per-second pricing introduced in 2000.

        Prices for local, regional and national calls did not change in 2003. The average annual reduction in 2003 for the basket of prices was about 1.2% in nominal terms. PT Comunicações' pricing structure has come more into line with pricing structures in the rest of the EU over the last nine years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2003.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2003
	EU Average	Portugal
Local call prices	0.12	0.12
Regional call prices	0.18	0.21
National call prices	0.21	0.29

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

        International.    PT Comunicações estimates that operating revenues from international fixed line telephone services were €106.5 million in 2003 compared with €119.8 million in 2002 and €123.2 million in 2001. Revenues from international fixed line telephone services come primarily from charges to its individual and business subscribers in Portugal for outgoing calls. PT Comunicações must pay a portion of these charges to other international operators whose facilities carry the calls. In 2003, 2002 and in 2001, PT Comunicações' revenues from international fixed line telephone services decreased while international traffic continued to grow. This decrease in revenues resulted from decreases in international accounting rates and decreases in prices for outgoing international calls. PT Comunicações expects these decreases to continue.

        •  Accounting Rates. Historically, the amount of incoming traffic has been significantly greater than the amount of outgoing traffic. As a result of this imbalance, PT Comunicações receives higher payments from other international telecommunications operators than it pays out to these operators. PT Comunicações negotiates the amount of the payments with these operators periodically.

        In recent years, the accounting rates among operators have been declining steadily, both for incoming and outgoing traffic. PT Comunicações estimates, however, that, on an aggregate basis in Euros, termination rates for international traffic at the end of 2003 decreased by a weighted average of approximately 9% for incoming traffic and decreased by 10% for outgoing traffic as compared to the end of 2002.

        With the opening of the Portuguese market to competition on January 1, 2000, international telecommunications operators are now able to provide services directly in Portugal. They can lease lines from PT Comunicações or obtain international lines from other operators and then interconnect with our fixed line network. The revenues PT Comunicações receives from such services are interconnection fees and thus fall into the wholesale business category of our wireline business. As a result, while PT Comunicações' share of the international market has declined, increases in our wholesale business have, to a substantial extent, offset this decline.

        •  Prices. PT Comunicações sets traffic charges for international fixed line telephone services in a number of different groups of countries. Within each group, it charges different prices according to the time of day and the day of the week that the customer makes the call.

        Between the end of 1999 and the end of 2003, PT Comunicações experienced aggregate reductions in real terms of 39% in international traffic. These included an average reduction in nominal terms of 3.4% for international calls over the course of 2003.

        The table below shows changes in prices for our international fixed line telephone services to selected destinations since 1999. The prices for 1999 through 2003 are peak rate prices per minute on the basis of a three minute call, set at 2002 constant prices. They are in Euros and exclude VAT.

Selected Prices for the International Services(1)

	As of December 31,
	1999	2000	2001	2002	2003
EU(2)	0.38	0.29	0.28	0.27	0.27
Other European countries(3)	0.70	0.67	0.63	0.61	0.61
United States	0.38	0.30	0.29	0.28	0.28
Canada	0.39	0.30	0.29	0.28	0.28
Brazil	0.70	0.67	0.59	0.57	0.57

(1)
Euro amounts rounded to nearest hundredth.

(2)
Including Switzerland.

(3)
Excluding Norway and Iceland.

        ADSL Services and ISPs.    Through Telepac, PTM.com's ISP, PTM.com is the leader in providing Internet access in Portugal. By December 31, 2003, Telepac had approximately 1.5 million access subscribers in Portugal. This was an overall increase of 59% over one year before. We estimate that 30% of Portuguese Internet traffic in minutes was connected through Telepac during 2003. Telepac offers dial-up paid and free Internet access services. We estimate that altogether Telepac provided Internet access to about 20% of the Portuguese subscriber market at December 31, 2003. The number of hours of subscriber use in 2003 decreased by 30% to 23 million hours compared to 33 million hours in 2002, reflecting the increasing penetration of broadband, soft cable and ADSL in Portugal.

        Application Service Provider (ASP).    Telepac also provides ASP services in Portugal. These activities include remote applications services, web hosting and web design services to small and medium-sized enterprises. Telepac had approximately 3,072 thousand customers for its ASP business at December 31, 2003.

        ISP Traffic Revenues.    PTM.com provides its Internet services in cooperation with our other companies in the Portugal Telecom group. It offers Internet access through the lines of our fixed line network. Until June 1, 2001, in accordance with regulation of ANACOM, PTM.com recovered 35% of the revenues from the fixed line traffic from PT Comunicações, which retained 65% of such revenues. From September 2001, PTM.com retains all of the revenues from Internet traffic and pays PT Comunicações for use of the fixed line network. See "Item 5—Operating and Financial Review and Prospects—Overview—Internet Interconnection Charges".

Wholesale

        Our wireline business' wholesale services, which are provided primarily through PT Comunicações, consist of:

  •
  domestic and international interconnection telephone services that we provide to other telecommunications service providers in Portugal, including other companies in our group;

  •
  leasing of Portuguese and international lines to other telecommunications service providers and Portuguese cable television operators, including other companies in our group;

  •
  transmission of television and radio signals for major broadcast television companies in Portugal; and

  •
  Internet interconnection services, which we began to provide to ISPs in Portugal in June 2001.

        Consolidated operating revenues from wholesale services provided to companies outside our group were €315.1 million in 2003, €371.5 million in 2002 and €356.2 million in 2001.

        Traffic.    Interconnection traffic comprises about 58.8% of our wholesale business in terms of revenues. The service providers who purchase interconnection services include mobile telephone network operators, data communications providers, Internet service providers, value-added service providers and service providers whose international calls are terminated on or carried by PT Comunicações. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. This interconnection is necessary, for example, to allow calls or data signals that originate on another network to terminate on our network, and vice versa. Since the introduction of full competition into the Portuguese telecommunications market on January 1, 2000, we, through PT Comunicações, have begun to provide interconnection telephone services to 11 other operators of public switched voice telephone networks, although traffic volume has been low. PT Comunicações has interconnection rates for call termination, call origination, transits and international interconnection. At this time, interconnection rates per minute for call termination include local transit rates equal to €0.775, single transit rates equal to €1.115 and double transit rates equal to €1.409, each based on a three-minute call made during peak hours. PT Comunicações also classifies value-added services, including audio text services, on an interconnection basis. PT Comunicações published the latest version of its reference offer for unbundled access to our local loops on September 15, 2003, and since then has made available to its competitors, where technical and space conditions are available, all of the local switches, 59 of which are co-located. See "—Regulation—Portugal—Unbundling of the Local Loop" and "—Regulation—Portugal—Number Portability and Carrier Selection".

        On February 21, 2001, ANACOM issued an administrative decision instructing PT Comunicações to submit a reference Internet access offer proposal changing its billing structure for the connection of ISPs to our fixed line network from a model based on revenue sharing to one based on call origination charges and establishing maximum prices that PT Comunicações is permitted to charge ISPs for Internet access service. PT Comunicações published such a proposal on March 1, 2001. As discussed below in "Item 8—Financial Information—Legal Proceedings," PT Comunicações has submitted a claim to the Lisbon administrative court requesting relief from this decision and contesting its legality. See also "—Regulation—Portugal—Interconnection—Internet Access".

        Wholesale services traffic is generated by the interconnection portion of our wholesale business. Its revenues from leased lines and television signal transmission do not depend on traffic levels. Domestic traffic generated by our wireline business' wholesale interconnection services decreased by 12.9% in 2003 compared with 2002. This decrease was primarily due to a decrease in Internet traffic, which was partially compensated for by increases in indirect access traffic. The following table sets forth the total amount of wholesale services domestic traffic on our fixed line network during the period 1999 through 2003.

Wholesale Services Domestic Traffic
(millions of minutes)

	Year ended December 31,
	1999	2000	2001	2002	2003
Mobile	1,192	1,172	1,061	998	959
Internet	2,800	5,630	6,916	6,581	5,023
International	N/A	1,138	1,343	1,420	1,318
Other	114	594	2,336	2,831	3,008
Total	4,106	8,534	11,656	11,830	10,308

        The traffic figures for mobile include fixed-to-mobile, mobile-to-fixed and mobile-to-mobile traffic between different networks. Since October 1, 2000, fixed-to-mobile traffic has been allocated to PT Comunicações' fixed line telephone services revenues instead of PT Comunicações' wholesale business revenues. The data presented for previous years was adjusted in accordance with this allocation. See "—Retail—Fixed Line Telephone Services—Traffic", above.

        We estimate that international wholesale mobile traffic accounted for approximately 46.2% of the Portugal Telecom group's total outgoing international traffic and approximately 36.4% of total incoming international traffic in 2003. We estimate that, in 2002, these percentages were approximately 43% and 37%, respectively.

        Leased Lines.    We, through PT Comunicações, lease lines to other telecommunications providers for mobile and data communications services, including our other subsidiaries and competitors. Since 1996, PT Comunicações has leased lines to resellers who offer voice services to corporate networks and closed user groups. Leased line services involve making a permanent point-to-point connection for voice and data traffic between two geographically separate points.

        PT Comunicações' Concession requires it to provide leased lines to third parties. ANACOM defined a minimum set of leased lines as including 2-wire and 4-wire traditional lines and 64 kbit/s to 34 Mbit/s digital lines. PT Comunicações is also providing higher capacity 140 Mbit/s and above digital lines to third parties in Portugal.

        The three current mobile telephone operators in Portugal, which include our subsidiary TMN, Vodafone Portugal and Optimus, are among our wireline business' largest leased line customers. PT Comunicações leases lines to TMN and TV Cabo on a basis that does not discriminate against other customers.

        Prices.    The net prices and fees PT Comunicações receives from providing access to our fixed line network on a wholesale basis are less per minute than those it charges for domestic and international fixed line telephone services. PT Comunicações has entered into a variety of different pricing arrangements for providing access to our fixed line network. PT Comunicações usually negotiates the amount of these prices with the service provider. The prices usually include a negotiated volume-based discount.

        Domestic interconnection revenue per minute for calls terminated on our network declined by 19% in nominal terms in 2003 compared with 2002. International interconnection revenue per minute declined by 9% in nominal terms in 2003 compared with 2002. In accordance with EU and Portuguese regulation, PT Comunicações' interconnection prices are cost-oriented and non-discriminatory.

        Since December 31, 2000, there have been no restrictions on leased line pricing, and PT Comunicações is able to negotiate freely prices for leased lines. See "—Regulation—Portugal—Pricing of Wireline Services". PT Comunicações does not discriminate on prices between retail customers and customers that provide services to other providers, such as data network service providers and Internet service providers, although we do offer discounts according to the usage of the customer.

Data and Corporate

        Our data and corporate services, within our wireline business, are provided by PT Prime to corporate customers that have a need for complex telecommunications solutions, with a focus on the top 6,500 companies in Portugal. It offers those customers data and business solutions, such as:

  •
  low speed data communications
  •
  digital leased lines
  •
  broadband data
  •
  networking and systems integration solutions
  •
  Internet-related services and applications including Intranet and Extranet services
  •
  interactive systems and related applications
  •
  outsourcing of telecommunications application systems
  •
  consultancy services
  •
  Web design and site management
  •
  fixed line and mobile convergence services
  •
  business-to-business e-commerce
  •
  housing and hosting solutions, including application service provider, or ASP, and enterprise resource planning, or ERP
  •
  telephone services using Internet protocol

        PT Prime is the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues amounted to €226.7 million in 2003, €225.9 million in 2002 and €201.7 million in 2001.

        Services.    PT Prime is one of the focal points for our group's interface with business customers in Portugal for our data, Internet, fixed line and mobile services. PT Prime has developed a full range of telecommunications services, and it integrates these services, as well as other services within the group, such as fixed line services and domestic mobile services, to provide its customers with packaged groups of services. In addition, PT Prime has its own license to provide a full range of telecommunications and related services in Portugal. By combining its communications capabilities with its software-based integrated systems and applications, PT Prime can offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing on a single commercial interface. We believe that PT Prime is the main service provider in Portugal capable of offering customers a full range of integrated and customized services rather than stand-alone services. Despite increasing competition, overall demand for data and corporate services has been increasing. As a result of competition, PT Prime has reduced its prices for leased lines and data services.

        PT Prime is able to respond to the changing needs of its customers as quickly as new entrants in the Portuguese market do and to pursue and form strategic partnerships to take advantage of opportunities in domestic and international markets. It offers its services in partnership with leading operators and service providers such as British Telecom, Telefónica, Equant and Infonet. It uses systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Newbridge, Motorola, Nortel Networks, Matra/EADS Telecom and IBM.

        PT Prime leases lines and broadband capacity to large businesses for data communications and other private uses and provides related services. It also provides integrated voice and data services to corporate customers. It offers X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, such as frame relay, virtual private networks over IP for data communications, broadband services, security/firewall services and VSAT satellite communications services. In addition, it offers a new range of data, voice and Internet services, such as Intranet, Extranet and managed services, including "voice over IP". It is using IP-based solutions to improve interconnections between companies and their employees and between customers and commercial partners through remote access, and exploring virtual private network capabilities. These solutions enable customers to integrate voice, video and data services in a flexible cost-effective manner with add-on capacity. The offering of web contact centers solutions represents an evolution of the classic call center for customers.

        PT Prime provides a range of broadband solutions. The type of solution depends on the type (voice, data or image), volume, priority level and stability of information flow required by its customers.

        PT Prime also provides reporting services targeted to special customers to control service level agreements and the overall performance of the network.

        In addition, PT Prime is outsourcing corporate networks and services for our group's customers. For example, PT Prime operates and manages the SIBS network as well as the corporate networks of its strategic partners, Caixa Geral de Depósitos and Banco Espírito Santo. Consequently, PT Prime has developed substantial experience structuring and managing the network infrastructures of major Portuguese financial institutions. PT Prime delivers international seamless services aimed at multinational customers in association with Telefónica, British Telecom, Infonet and Equant.

        PT Prime has entered into a partnership with Casa da Moeda, CTT and SIBS to create a company called Multicert, with PT Prime, Casa da Moeda and CTT each holding a 20% stake and SIBS holding the remaining 40%, which intends to provide digital certificates and communications security services to both consumer and business segments.

        Networks.    PT Prime network services use their own switched and access points in customer premises and their own network and lines leased from our fixed line network. PT Prime provides its services over the largest IP backbone in Portugal, leasing the necessary fixed line capacity from PT Comunicações. It has points of presence in all major cities throughout Portugal. This broadband data transmission network provides high capacity, flexibility and security. It can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. PT Prime also provides high speed Internet access through asymmetric digital subscriber lines, known as ADSL. The ADSL lines are linked to digital subscriber line access multiplexes, or DSLAMs, located at fixed line network switching centers. PT Prime leases the necessary fixed line capacity from PT Comunicações. PT Prime supplies full IP and broadband connectivity for our whole group.

        Revenues from services that offer leased lines of PT Comunicações are typically divided between PT Prime's own direct billings to its customers and our leased line revenues from our wholesale business. Revenues from our group's fixed line voice services for corporate customers are not reflected directly in PT Prime's revenues. PT Prime obtains fixed line voice services from PT Comunicações. Because PT Prime is integrating the services of other companies in the group, such as PT Comunicações and TMN, it receives agency fees for arranging and selling these services which are cancelled out in the group's financial consolidation process. In 2003, these agency fees amounted to approximately €8.8 million.

        Systems Integration.    PT Prime offers an integrated range of telecommunications and information technology services to the business market. PT Prime's goal is to service all of its customers' telecommunications needs and to leverage the traditional offering of products and services from our group.

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

        PT Prime also offers services focused on the integrated management of networks ranging from local area networks, or LANs, to software applications, including PC management.

        Marketing and Customer Care.    PT Prime is focusing significant resources on marketing and customer care. Over 300 of PT Prime's 509 employees are involved in marketing services directly to business customers. Account managers are being given clear incentives to meet and exceed sales targets. PT Prime is upgrading its sophisticated customer relationship management platform, or CRM, to increase focus on market and Internet efficiency.

        PT Prime is seeking to compete in Portugal on the basis of the quality of its services as well as its position as the leading supplier of integrated telecommunications and IT services. PT Prime is pricing its various service offerings on the basis of the volume of traffic, the duration of service agreements and the scope of the services offered to each customer.

        PT Prime offers its customers services available from other companies in our group. Our subsidiary PTM.com, for example, provides significant support for product development and the marketing of Internet access and web hosting services for small and medium-sized enterprises. PT Prime offers mobile telephone services options for corporate accounts while our subsidiary TMN also maintains its own direct relationships with this important customer segment.

        PT Prime uses customer care capabilities that were developed for PT Comunicações. To maximize customer loyalty, PT Prime is developing systems that provide integrated assessments of customer profiles, based on a CRM system. We believe that to reinforce its competitiveness, PT Prime must change and optimize its processes and focus the entire organization on its customers more effectively.

Other Wireline Services

        Other wireline services include primarily our directories business and sales of telecommunications equipment.

        Directories.    Operating revenues from our directories business amounted to €136.1 million in 2003, €139.1 million in 2002 and €136.8 million in 2001. We subcontract to Páginas Amarelas (an associated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space. Currently, the provision of yellow page directory services is not subject to significant competition.

        Sales of Telecommunications Equipment.    Revenues from sales of telecommunications equipment amounted to €36.8 million in 2003, €34.8 million in 2002 and €43.0 million in 2001, including the sale of handsets, modems and other telecommunications equipment.

Domestic Mobile Business

        TMN, our Portuguese mobile operating company, is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network and by revenues, margins and profits.

        Operating revenues from TMN amounted to €1,346.7 million in 2003, €1,266.6 million in 2002, and €1,171.9 million in 2001. Mobile services have undergone extraordinary growth in recent years in Portugal. At December 31, 2003, there were approximately 89.8 active mobile telephone cards per 100 Portuguese inhabitants. This was more than the number of wireline main lines per 100 Portuguese inhabitants at December 31, 2003, which was 40.3, according to ANACOM.

        The table below provides statistical information relating to TMN.

	As of December 31,
	1999	2000	2001	2002	2003
TMN—Portugal
Number of subscribers (thousands)	2,115	2,939	3,905	4,426	4,887
Subscribers growth per annum (%)	48	39	33	13	10
Number of subscribers per 100 inhabitants (including competitors' subscribers)	46.7	65.0	77.2	81.9	89.8
Estimated market share by number of subscribers (%)(1)	45.3	44.1	49.0	51.9	52.3
Churn rate (%)(2)	28.3	26.1	23.5	25.3	23.5
Number of employees	930	1,019	1,194	1,192	1,109

(1)
Source: ANACOM and TMN.

(2)
TMN defines the "churn rate" as the percentage of TMN mobile subscribers that end their use of TMN's mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service. Generally, a pre-paid card can receive or send calls for a period of three months after the last recharge, depending upon the pre-paid service. After this period, if the card is not recharged, it can only receive calls for an additional three months. After this second three-month period, provided the pre-paid card receives one paid call over the course of the next month, then the pre-paid card is allowed to receive calls for an additional month. This will continue, as long as the pre-paid card continues to receive at least one paid call a month, for a maximum of six months. Once the card ceases to receive paid calls, or after the end of six months, it becomes non-active.

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

        TMN paid spectrum fees in 2001, 2002 and 2003 of €25 million, €29 million and €30 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network.

        During 2001, 2002 and 2003, TMN continued to introduce new products and services, such as:

  •
  "TMN Multi" and "TMN Familiar", which offer discount packages to groups;

  •
  WAP services, including "Bolsa on-line" (providing share price information), together with sapo.pt;

  •
  "MyTMN", personalized internet and data services which offer text messaging, WAP and voice-based services that can be customized by each subscriber;

  •
  "TMN Empresas", which was launched in the third quarter of 2001 and provides services for corporate customers, such as marketing and technical assistance services, in cooperation with our pme.link.pt portal;

  •
  the first SMS InterWorking agreement, an interconnection agreement (February 2002);

  •
  "DataXpress", a wireless data compressed transmission service using GPRS technology (April 2002);

  •
  opening of the second TMN Megastore, in Oporto, which sells products and services of TMN;

  •
  first public demonstration of mobile video telephony service, using a UMTS network (May 2002);

  •
  corporate solutions to small office home office customers in partnership with pme.link;

  •
  MMS services, or multimedia messages, which combine picture and sound (May 2002);

  •
  GPRS roaming service, launched in partnership with Telefónica (April 2002);

  •
  "Spik" products, a mobile phone with a competitive package of minutes;

  •
  "Roaming Zone", a roaming service package for post paid customers;

  •
  "Biz Office", a mobile office service launched in 2003;

  •
  "K" services, including "Kolmi", a service whereby prepaid customers may send a free message asking the receiver to call back, and "Karga", a service whereby prepaid customers may transfer credit from their mobile phones to other mobile phones;

  •
  "Key user" services, providing on-line phone card management for TMN customers;

  •
  "I9-Inove", a multimedia mobile portal that provides faster, cheaper and easier access to a wide range of services and content (June 2003); and

  •
  "Pakots SMS", a pre-paid SMS package, and "SMS Express", offering competitive tariffs to customers who have high levels of SMS usage.

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

        MyTMN's new range of offerings has introduced new services such as Logos & Ring Tones (also polyphonic), Multimedia Messaging (including the ability to send to customers of other operators), Java Games and My Message 4u (a service that allows customers to personalize the welcome message or other voice messages with music, dedications or jokes). At MyTMN, customers can also create their own MMS Album, with holiday souvenirs, cards and similar items.

        We expect data-service usage to grow considerably as customers become increasingly familiar with MyTMN, as service offerings are further expanded and as access speed is increased through the introduction of GPRS. We also expect higher data speeds to improve performance and the attractiveness of the MyTMN package of products, which we expect will result in a higher contribution of data services to overall revenues in the future.

        In June 2003, TMN launched the multimedia portal I9-Inove, which optimizes the current capabilities of the GSM-GPRS systems to provide customers with faster, cheaper and easier access to a wide range of services and content, such as Java games; the three national free-to-air TV channels; messaging services; goals from the Portuguese football league in video (which is exclusive to TMN); TV Cabo's programming guide; and the Lusomundo cinema ticketing service, the first m-commerce service in Portugal. As of December 31, 2003, I9-Inove had reached 25,153 TMN customers.

        TMN introduced its GPRS system at the end of 2000 in Lisbon and Oporto and launched it at the beginning of October 2001 in all other areas of Portugal. See "—Network and Capital Investment". GPRS provides higher speed data communications than GSM networks. TMN expects the introduction of GPRS to improve its existing WAP services. In addition, GPRS allows TMN to provide "always on" connection to Internet services. To use this service, subscribers must purchase new mobile handsets that are able to carry GPRS services. TMN's allocation of such handsets has been sufficient to meet demand during the initial roll out of its GPRS service. TMN has made capital expenditures in building out its GPRS system of €10.9 million in 2000, €11.7 million in 2001, €5.5 million in 2002, and €0.3 million in 2003.

        At the end of 2000, the Portuguese government opened a tender for four licenses for third generation mobile services, also known as universal mobile telecommunications services, or UMTS. TMN received one of these licenses and paid an up-front fee of €100 million. Licenses were also awarded to Oniway, a new entrant in the Portuguese mobile market, Vodafone Portugal and Optimus. However, subsequent to an agreement with the other three mobile operators in Portugal, including TMN, Oniway decided not to participate in the provision of third generation mobile services and as a result requested that the Portuguese government repeal the license granted to it in December 2000. The Portuguese government granted this request by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to Oniway be reallocated to them. This request was granted by a special ministerial order in January 2003. See "—Regulation—Portugal—Third Generation Mobile Services Licenses". Under the agreement entered into with Oniway referred to above, TMN, Vodafone Portugal and Optimus agreed to pay Oniway an amount of €33 million each for certain intangibles held by Oniway related to UMTS launch preparations upon the reallocation to them of the frequency that had been allocated to Oniway.

        We expect the development of third generation services to require certain additional investments by TMN. TMN made direct investments of €12.4 million in 2001, €38 million in 2002 and €67.2 million in 2003 in building out its third generation network.

        ANACOM reviewed the situation regarding the availability of handsets and related software for UMTS services during the third quarter of 2002 and initially postponed the mandatory initiation of third generation services for all holders of UMTS licenses until December 31, 2003. In February 2004,

ANACOM issued a decision requiring the initiation of third generation services in 2004. However, UMTS license holders will not be required to initiate UMTS services commercially until June 30, 2004. On April 19, 2004, TMN became the first mobile operator to launch UMTS in Portugal, with a service that allows customers to make video calls. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. TMN is providing initial UMTS coverage in Lisbon and Oporto, and plans to extend this coverage progressively to cover the whole of Portugal. We expect to be able to make further decision about the deployment of new services based on commercial grounds as well as on applicable ANACOM requirements.

        Subscribers and Traffic.    TMN is the market leader in mobile services in Portugal. At December 31, 2003, TMN had approximately 4.9 million subscribers, representing an increase of 10.4% from December 31, 2002. At December 31, 2003, TMN's subscribers represented 52.3% of the total mobile subscribers in Portugal. During 2002 and 2003, TMN also captured a greater proportion of the market increase in terms of net subscriber additions than its competitors, enabling it to maintain its position as the market leader. During 2003, TMN's share of new mobile subscribers (net additions) was 56.7%, according to ANACOM. Over the course of 2003, TMN's churn rate, which means the percentage of TMN mobile subscribers that ended their use of TMN's mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service, was 23.5%. TMN's churn rate was 25.3% in 2002.

        In addition to the increase in the number of subscribers, mobile usage grew during 2003. TMN's voice traffic in terms of minutes grew by 5.3% to 6,752 billion minutes in 2003, compared to 6,413 billion minutes in 2002. Average monthly usage per subscriber decreased 5.7% to 123.1 minutes in 2003, compared to 130.5 minutes in 2002. Traffic from data transmission, such as SMS and GSM WAP services, increased by 13.5% and decreased by 15.9%, respectively, during 2003 in terms of number of calls. Traffic from GPRS WAP services increased by 1,386% in 2003. There was an average of 25.2 SMS messages per month per user in 2003, 1.7% more than the average of 24.8 SMS messages per month per user in 2002.

        Prices and Revenue Breakdown.    We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 88.3%, 9.1% and 2.6%, respectively, of TMN's revenues in 2003, and approximately 87.4%, 9.6% and 3.0%, respectively, of TMN's revenues in 2002. Since May 2003, monthly subscription fees range from €10.00 to €39.96, excluding VAT. TMN no longer charges an initial connection fee. TMN currently has many different price plans for its mobile telephone services.

        Products and Marketing.    TMN offers a variety of innovative subscriber-oriented products. It was the first operator in the world to offer pre-paid services. TMN's prepaid and discount products have been popular. We estimate that at the end of 2003, approximately 84.1% of its subscribers were using TMN's prepaid products. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN markets its services through more than 1,950 points of sale, including our group's and TMN's sales forces, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers. TMN has been trying to encourage the use of mobile services more broadly in the middle and high end of the market and to increase subscriber retention in this market segment. By focusing on the business segment of the market, TMN experienced a 6.7% increase in the number of postpaid subscribers in 2003.

        Network and Capital Investment.    In recent years, TMN has made significant investments in base stations throughout Portugal for its GSM 900 and GSM 1800 services. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2003, TMN's digital network had 3,869 base stations, including 70 base stations added during 2003. These stations covered more than 95% of continental Portugal and 98% of the Portuguese population. The addition of the GSM 1800 band has substantially increased TMN's network capacity in heavily used areas. By the end of December 2003, TMN had installed GSM 1800 technology in 771 base stations. TMN has offered GPRS services, which allow for "always on" data access, such as an Internet connection through a mobile handset, on its mobile network since it introduced such services at the end of 2000 in Lisbon and Oporto and October 2001 in all other areas of Portugal. TMN also is focusing on improving its indoor coverage in larger metropolitan areas. In 2002, TMN introduced MMS.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2003, TMN had entered into roaming agreements with a total of 262 operators in 159 countries or regions. Since November 2000, it has been possible for Telesp Celular subscribers to use TMN's network in Portugal and TMN's roaming partners' networks. At the same time, TMN's subscribers can use Telesp Celular's network in Brazil and TCP's Brazilian roaming partners' networks, in each case with a handset and mobile telephone card that is compatible with the network. In April 2002, TMN entered into a GPRS roaming agreement with Telefónica.

        Equipment Sales.    TMN sells mobile phones and related equipment in Portugal. Equipment sales generated operating revenues of €133.5 million in 2003, €133.9 million in 2002 and €164.0 million in 2001.

Brazilian Mobile Business

        Until recently, our mobile operations in Brazil, a country with a population of about 177 million people, had been active only in the states of São Paulo, Paraná and Santa Catarina. On January 23, 2001, we entered into a strategic agreement with Telefónica Móviles to aggregate all of our combined mobile assets in Brazil to the extent permitted under Brazilian law. The strategic agreement was approved by the European Commission on March 13, 2001. ANATEL advised us in May 2001 that the joint venture could be formed provided that neither we nor Telefónica Móviles could transfer to the mobile joint venture company more than 19.99% of the ordinary shares with voting rights of the mobile service companies controlled by each of us in Brazil. This limitation was applicable until such time as the mobile service companies to be contributed to the mobile joint venture company migrated from the former SMC mobile services licensing regime to the new SMP mobile services licensing regime. See "—Regulation—Brazil." On December 10, 2002, ANATEL formally approved the migration of our Brazilian mobile subsidiaries from the SMC regime to the SMP regime and the transfer of all of our direct and indirect interests in Brazilian mobile services companies to the mobile joint venture company.

        On December 27, 2002, PT Móveis, which holds our interests in Brazilian mobile services companies, and Telefónica Móviles transferred their direct and indirect interests in Brazilian mobile services companies to the joint venture company, operating under the brand name Vivo. Portugal Telecom and Telefónica Móviles transferred to Vivo all their interests in:

  •
  TCP, which controls Telesp Celular (the band A operator in the state of São Paulo), Global Telecom (the band B operator in the states of Paraná and Santa Catarina) and Tele Centro Oeste Participações, S.A., or TCO (a band A operator in the Midwestern and Northern regions of Brazil), and was contributed by PT, which had a controlling position, and by Telefónica Móviles;

  •
  Tele Sudeste Celular Participações, S.A., which controls Telerj Celular, S.A. (the band A operator in the state of Rio de Janeiro) and Telest Celular, S.A. (the band A operator in the state of Espírito Santo), and was contributed by Telefónica Móviles;

  •
  Tele Leste Celular Participações, S.A., which controls Telebahia Celular, S.A. (the band A operator in the state of Bahia) and Telergipe Celular, S.A. (the band A operator in the state of Sergipe), and was contributed by Telefónica Móviles; and

  •
  Celular CRT Participações, S.A., which controls CRT Celular, S.A. (the band A operator in the state of Rio Grande de Sul), and was contributed by Telefónica Móviles (which had a controlling position) and by us.

        Vivo is the leading mobile company in Brazil, based on a total of 20.7 million active mobile telephones at December 31, 2003. The joint venture operates in 20 states in Brazil, including the Federal district of Brasilía, which provide more than 83% of Brazil's GDP. In its areas of operation, Vivo had an estimated market share of approximately 56.2% at the end of 2003. We believe that the joint venture will facilitate our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil. We expect to benefit from synergies in various areas, including marketing, promotional activities, distribution networks, call center management, network management and operations, information technology, procurement and support functions, as well as the deployment of new mobile data services for business users. We believe that the joint venture will enable us to respond more effectively to increased competition from existing operators, such as Telecom Itália Mobiles, Telecom Americas, Oi and Brasil Telecom, and from other mobile operators in the markets we serve.

        We have described the arrangements by which we and Telefónica Móviles own and manage the joint venture and related issues below in "—Strategic Alliances—Alliance with Telefónica". We have described certain regulatory restrictions applicable to Vivo and its subsidiaries which result from their relationship with Telefónica, including the inability of Vivo and its subsidiaries to provide wireline long distance services in Brazil, below in "—Regulation—Brazil—SMP Regulation". See also "Item 3—Key Information—Risk Factors—The Conditions Applying to Vivo's Subsidiaries Under the New SMP Licensing Regime may Result in Reducing Our Revenues and Results of Operations".

        Although we transferred all of our interests in mobile telecommunications companies in Brazil to Vivo on December 27, 2002, our consolidated statements of income and cash flows for the year ended December 31, 2002 continued to fully consolidate TCP's results. However, our balance sheet as of December 31, 2002 proportionally consolidates all the assets and liabilities of Vivo. Both our consolidated statements of income and cash flow for the year ended December 31, 2003 and our balance sheet as of December 31, 2003 proportionally consolidate the results of Vivo.

        On December 27, 2002, TCP purchased the remaining 51% of the voting shares of Global Telecom. In our consolidated statements of income and cash flows for the year ended December 31, 2002, we continued to account for the results of operations of Global Telecom based on the equity method of accounting. However, TCP's balance sheet as of December 31, 2002, fully consolidates all the assets and liabilities of Global Telecom and accordingly our balance sheet proportionally consolidates all the assets and liabilities of Global Telecom. Both our consolidated statements of income and cash flows for the year ended December 31, 2003 and our balance sheet as of December 31, 2003 proportionally consolidate the results of Global Telecom. See "—TCP and Telesp Celular", below.

        On April 25, 2003, TCP acquired a controlling interest in TCO. As a result, TCO's assets and liabilities as of December 31, 2003 are reflected in our consolidated balance sheet as of December 31, 2003 through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003 are reflected in our consolidated statements of income and cash flows for the year ended December 31, 2003 through our proportional consolidation of Vivo's statements of income and cash flows. See "—TCP and Telesp Celular" and "—Tele Centro Oeste Participações" below.

        The diagram below presents, in a simplified way, the ownership structure of Vivo:

*
These percentages correspond to the proportion of voting shares owned, directly or indirectly, by Vivo.

        Regions.    Vivo provides telecommunications services in Brazil through the following subsidiaries and in the regions described below:

  •
  Telesp Celular provides mobile telecommunications services on band A in the state of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil's territory. This area includes more than 39.3 million people, representing 22.0% of Brazil's population, and 63 municipalities with populations in excess of 100,000, including the City of São Paulo, Brazil's largest city, with more than ten million people.

  •
  Global Telecom provides mobile telecommunications services on band B in the states of Paraná and Santa Catarina. This area is composed of 294,661 square kilometers, representing approximately 3.5% of Brazil's territory, with a population of approximately 15.6 million people, representing 8.8% of Brazil's population, and 22 municipalities with populations in excess of 100,000 people.

  •
  Tele Sudeste Celular provides mobile telecommunication services on band A in the states of Rio de Janeiro and Espírito Santo, covering 96% of the population of Vivo's authorization areas.

  •
  Tele Leste Celular provides mobile telecommunication services on band A in the states of Bahia and Sergipe, covering 68% of the population of Vivo's authorization areas.

  •
  CRT Celular provides mobile telecommunication services on band A in the state of Rio Grande do Sul, covering 96% of the population of Vivo's authorization areas.

  •
  TCO provides mobile telecommunications services in Brazil's Federal District and in 11 Brazilian states, including Acre, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul and Rondônia on band A and Pará, Amazonas, Amapá, Roraima, and Maranhão on band B. These areas are composed of 5.8 million kilometers and 31.8 million people, representing 68.0% of Brazil's territory and 18.0% of Brazil's population, and 34 municipalities with populations in excess of 100,000 people.

TCP and Telesp Celular

	2001	2002	2003
Telesp Celular—Operating information
Cellular lines in service at year-end (in thousands)	5,104	6,060	7,495
Customer growth during year	18.6%	18.7%	23.7%
Prepaid lines in service at year-end (in thousands)	3,735	4,634	6,019
Churn(1)	20%	17%	22%
Estimated population of authorization area at year-end (million)(2)	37.7	38.3	39.0
Estimated covered population at year-end (millions)(3)	36.7	37.2	38.4
Percentage of population covered(4)	97.3%	97.1%	98.4%
Penetration at year-end(5)	21.0%	23.8%	30.3%
TCP—Financial information(6)
Net operating revenues (in millions of Reais)	2,946.2	3,415.0	6,046.4
Net Income (loss)(in millions of Reais)	(1,113.6)	(1,140.8)	(640.2)
Total assets (in millions of Reais)	6,872.2	9,654.4	13,473.3

(1)
Churn is the number of customers that leave Telesp Celular during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

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

(6)
Data taken from TCP's consolidated financial statements prepared under Brazilian GAAP, which include (i) the results of Global Telecom for 2001 and 2002 recorded by the equity method of accounting and Global Telecom's income and cash flows for 2003 fully consolidated and (ii) TCO's income and cash flows from May through December 2003 fully consolidated.

        Telesp Celular is part of our mobile joint venture with Telefónica and is 100% owned by TCP. Telesp Celular is the leading mobile telephone operator in the Brazilian state of São Paulo and in Brazil. São Paulo has a population of approximately 39 million people and is the most economically developed state in Brazil. The state of São Paulo contributes around 34.9% of Brazil's GDP. As of December 31, 2003, mobile penetration in the state of São Paulo was 30%, compared to an average of 28% in the rest of Brazil. Telesp Celular's operating revenues were R$3,993.2 million in 2003, R$3,415.0 in 2002 and R$2,946.2 million in 2001.

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

        Portugal Telecom subscribed to a total of 247,224 million common shares and 326,831 million preferred shares in this rights offering. As a result, as of September 2002, we owned 93.7% of TCP's common shares and 49.8% of TCP's preferred shares, representing an economic interest of 65.12%. In October 2002, in connection with the formation of the joint venture, we sold a 14.68% stake in TCP to

Telefónica Moviles, reducing our economic interest in TCP to 50.44%. On December 27, 2002, we transferred the rest of our interest in TCP to Vivo. We now hold our interest in TCP, as well as our interest in the other mobile services companies that were transferred to Vivo, indirectly, on a 50/50 basis with Telefónica Móviles.

        In February and July 2001, TCP acquired an 81.61% indirect economic interest in Global Telecom, through the acquisition of 49% of the voting shares and 100% of the non-voting shares of each of three holding companies that controlled Global Telecom. The total purchase price was R$902.6 million. On December 11, 2002, after all of the TCP operators had switched over to the new SMP regulatory licensing regime, ANATEL approved TCP's acquisition of the remainder of the shares and, on December 27, 2002, TCP acquired the remaining 51% of the voting shares of the three holding companies that owned Global Telecom for US$82.0 million. TCP now owns 100% of the voting and non-voting shares of Global Telecom.

        On April 25, 2003, TCP acquired 61.1% of TCO's voting capital stock from the Brazilian company, Fixcel. The purchase price was R$1,529 million, which corresponded to R$19.5 per each lot of 1,000 common shares acquired. On November 18, 2003, TCP acquired an additional 25.5% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP now holds 86.6% of the voting capital stock and 28.9% of the total capital stock of TCO, including treasury shares held by TCO. On October 31, 2003, TCP attempted to acquire the remaining share capital of TCO by means of a merger of TCO shares into TCP shares. The exchange ratio was fixed at 1.27 TCP shares for each TCO share held. This merger was cancelled on January 12, 2004 following the issuance of an opinion by the Brazilian Securities and Exchange Commission that the merger did not fully comply with current Brazilian law.

Global Telecom

	2001	2002	2003
Cellular lines in service at year-end (in thousands)	862	1,177	1,691
Customer growth during year	86%	36.5%	43.7%
Prepaid lines in service at year-end (in thousands)	539	924	1,409
Churn(1)	23%	20%	18%
Estimated population of authorization area at year-end (millions)(2)	15.1	15.3	15.6
Estimated covered population at year-end (millions)(3)	10.6	11.0	11.9
Percentage of population covered(4)	71%	74%	76%
Penetration at year-end(5)	17%	19%	24%
Net operating revenues (in millions of Reais)(6)	425.9	512.2	669.0
Net Income (in millions of Reais)(6)	(856.1)	(771.1)	(436.0)
Total assets (in millions of Reais)(6)	2,632.8	2,383.6	2,128.5

(1)
Churn is the number of customers that leave Global Telecom during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)
Projections based on estimates of the Instituto Brasileiro de Geografía e Estatística—IBGE and Target 2002 "Brasil em Foco".

(3)
Number of people within the region that can access the cellular telecommunications signal.

(4)
Percentage of the population in the region that can access the cellular telecommunications signal.

(5)
Number of cellular lines in service in the region, including competitors, divided by the population of the region.

(6)
Data taken from financial statements prepared under Brazilian GAAP.

        Under the terms of Global Telecom's authorization from ANATEL, it operates in the states of Paraná and Santa Catarina. These two states have a combined population of approximately 15.6 million and together generate approximately 10% of Brazil's gross domestic product. As of December 31, 2003, mobile phone penetration in Global Telecom's authorization areas was 24%, as compared with an average of 28% in the rest of Brazil. As of December 31, 2003, Global Telecom's service area reached more than 76% of the urban population of those areas and Global Telecom had 1,691,012 subscribers, representing an estimated market share of 45%, as compared to 41% at year end 2002. Global Telecom introduced pre-paid products in 2000 and made significant investments in 2001, 2002 and 2003 to expand the coverage of its network service, as well as to offer mobile data services with potential speeds of up to 14.4 kb per second.

Tele Sudeste Celular Participações

	2001	2002	2003
Cellular lines in service at year-end (in thousands)	3,028	3,455	3,709
Customer growth during year	21.0%	14.1%	7.4%
Prepaid lines in service at year-end (in thousands)	2,023.3	2,368.2	2,552
Churn(1)	17.9%	18.2%	29.5%
Estimated population of authorization area at year-end (millions)(2)	17.9	18.0	18.1
Estimated covered population at year-end (millions)(3)	15.3	15.8	17.4
Percentage of population covered(4)	85.9%	87.4%	96.0%
Penetration at year-end(5)	27.7%	32.7%	41.0%
Net operating revenues (in millions of Reais)(6)	1,703.3	1,847.6	1,892.5
Net Income (in millions of Reais)(6)	162.9	140.4	156.2
Total assets (in millions of Reais)(6)	2,690.6	2,793.8	2,823.4

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

        Tele Sudeste Celular Participações, or Tele Sudeste, holds 100% of Telerj Celular, the leading mobile telephone operator in the state of Rio de Janeiro, and 100% of Telest Celular, the leading mobile operator in the state of Espírito Santo. These states have a combined population of approximately 18 million people and together contribute around 13.5% of Brazil's GDP. As of December 31, 2003, mobile penetration in Tele Sudeste's authorization areas was 41%, compared to an average of 28% in the rest of Brazil. At December 31, 2003, Telerj Celular and Telest Celular had approximately 3.7 million cellular lines in service, of which approximately 2.6 million were prepaid. Tele Sudeste's consolidated operating revenues were R$1,893 million in 2003, R$1,848 million in 2002 and R$1,703 million in 2001.

Tele Leste Celular Participações

	2001	2002	2003
Cellular lines in service at year-end	822	973	1,126
Customer growth during year	22.0%	18.3%	15.8%
Prepaid lines in service at year-end	499	673	835
Churn(1)	19.8%	25.5%	33.0%
Estimated population of authorization area at year-end (million)(2)	15.1	15.1	15.4
Estimated covered population at year-end (million)(3)	9.3	9.5	10.5
Percentage of population covered(4)	62%	63%	68%
Penetration at year-end(5)	8.9%	10.6%	13.4%
Net operating revenues (in millions of Reais)(6)	386.3	431.4	441.3
Net Income (loss) (in millions of Reais)(6)	(6.0)	(5.1)	(42.7)
Total assets (in millions of Reais)(6)	861.5	956.7	831.7

(1)
Churn is the number of customers that leave Telebahia Celular and Telergipe Celular during the year calculated as a percentage of the simple average of customers at the beginning and the end of the year.

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

        Tele Leste Celular Participações, or Tele Leste, holds 100% of Telebahia Celular, the leading mobile telephone operator in the state of Bahia and 100% of Telergipe Celular, the leading mobile operator in the state of Sergipe. These states have a combined population of approximately 15.4 million people and together contribute around 5% of Brazil's GDP. As of December 31, 2003, mobile penetration in Tele Leste's authorization areas was 13%, compared to 28% in the rest of Brazil. At December 31, 2003, Tele Leste had approximately 1.1 million cellular lines in service, of which approximately 0.8 million were prepaid. Tele Leste's operating revenues were R$441 million in 2003, R$431 million in 2002 and R$386 million in 2001.

CRT Celular

	2001	2002	2003
Cellular lines in service at year-end (in thousands)	1,785	2,078	2,523
Customer growth during year	22.9%	16.4%	21.4%
Prepaid lines in service at year-end (in thousands)	1,206	1,466	1,836
Churn(1)	17%	16%	21%
Estimated population of authorization area at year-end (millions)(2)	10.0	10.5	10.6
Estimated covered population at year-end (millions)(3)	8.2	8.6	10.2
Percentage of population covered(4)	82%	82%	96%
Penetration at year-end(5)	26%	30%	39%
Net operating revenue (in millions of Reais)(6)	840.4	896.3	1,032.7
Net Income (in millions of Reais)(6)	102.9	147.6	189.4
Total assets (in millions of Reais)(6)	1,417.3	1,678.7	1,739.5

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

        CRT Celular is the leading mobile telephone operator in the state of Rio Grande do Sul. The state of Rio Grande do Sul has a population of approximately 10.6 million people and contributes around 8% of Brazil's GDP. As of December 31, 2003, mobile penetration in CRT Celular's authorization area was 39%, compared to 28% in the rest of Brazil. At December 31, 2003, CRT Celular had approximately 2.5 million cellular lines in service, of which approximately 1.8 million were prepaid. CRT Celular's operating revenues were R$1,033 million in 2003, R$896 million in 2002 and R$840 million in 2001.

Tele Centro Oeste Participações

	2001	2002	2003
Cellular lines in service at year-end (in thousands)	2,412	3,067	4,112
Customer growth during year	42.2%	27.2%	34.1%
Prepaid lines in service at year-end (in thousands)	1,717	2,207	3,162
Churn(1)	23.4%	20.5%	23.8%
Estimated population of authorization area at year-end (millions)(2)	30.7	31.2	31.8
Estimated covered population at year-end (millions)(3)	21.6	23.0	24.2
Percentage of population covered(4)	70%	74%	76%
Penetration at year-end(5)	12.8%	16.3%	23.3%
Net operating revenues (in millions of Reais)(6)	1,248.1	1,572.1	1,958.9
Net Income (in millions of Reais)(6)	208.1	329.2	463.4
Total assets (in millions of Reais)(6)	2,052.1	2,364.7	2,654.2

(1)
Churn is the number of customers that leave the mobile operating subsidiaries of TCO during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

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

        Certain mobile operating subsidiaries of TCO use a frequency range known as band A that covers 49% of the municipalities in the Brazilian states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins and 89% of the population of those states. Another mobile operating subsidiary uses a frequency range known as band B that covers 27% of the municipalities in the Brazilian states of Amazonas, Amapá, Maranhão, Pará and Roraima and 65% of the population of those states. At December 31, 2003, the mobile operating subsidiaries of TCO had 4.1 million cellular lines in service, which represented a 34.1% net increase from December 31, 2002, and a market share of approximately 55.6% in the states in which it operates.

        Services.    Vivo provides mobile telecommunications services using both digital and analog technologies. Vivo's network provides both CDMA digital service and AMPS, or analog services, through TCP, Tele Sudeste and Tele Leste. TCO and CRT Celular provide mobile telecommunications services using CDMA/TDMA digital technology and AMPS analog technology. All Vivo's services are provided in the 850 MHz frequency range.

        Vivo offers voice service, ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, mobile chat room, and data services, such as WAP, through which clients can access WAP sites and portals. At December 31, 2003, 56% of Vivo's total subscribers already had WAP-enabled handsets. Vivo offers high speed data services that (i) provide direct access to the Internet through either PCMCIA cards designed to connect compatible PDA's and laptops to 2.5G service or through 2.5G mobile phones by cable connection and (ii) offer corporate subscribers secure access to their intranet and office resources.

        In 2003, Vivo launched MMS and MExE (Mobile Execution Environment) that enable customers to download and execute applications through their mobile handsets. Also, Vivo launched a user-friendly interface, with icons on individual mobile handsets that identify the main services provided, such as Voice Mail, Downloads and SMS.

        Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Also Vivo provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See "—Roaming".

        Subscribers and Traffic.    At the end of 2003, there were approximately 45.7 million wireless subscribers in Brazil, and there was an estimated market penetration rate of approximately 28% in the areas where Vivo operates. In 2003, the Brazilian market experienced a 30% increase in the number of wireless subscribers and a 33% increase in those areas where Vivo operates. The greatest increase in subscribers was in the Brazilian states of São Paulo, Rio de Janeiro, Rio Grande do Sul and the Cento Oeste region. As of December 31, 2003, Vivo had approximately 20.7 million wireless subscribers, with an estimated market share of 56% in its areas of operation and 45% in Brazil.

        The subscriber growth in Vivo's operating companies was supported by (i) the launch of new products and services, including prepaid products and new messaging services, (ii) the growth of the digital capacity of the network, (iii) the improvement in CRM systems, (iv) marketing campaigns and promotions, and (v) the restructuring and expansion of sales networks.

        Marketing.    Vivo closely follows developments in the markets where it operates and often launches new segment-specific promotions through direct marketing, including mailing and telemarketing campaigns, as well as promotions to its competitors' major customers. Efforts to acquire new customers for the pre-paid and post-paid services were mostly made through voice and data services promotions designed to increase on-net traffic and stimulate the use of data services. With the simultaneous goal of maintaining its existing customer base, Vivo's promotions were also open to existing customers who wanted to change their mobile handsets. Vivo's operators were actively involved in a high-value customer loyalty program, offering competitive discounts on mobile phones through direct marketing actions.

        Customer Service.    As part of its strategy to standardize customer service provided by Vivo's operators, Vivo has outsourced 100% of its customer service while maintaining full management control. Customer service is available on a 24-hour basis from Vivo's call centers and through its website.

        Customer satisfaction is evaluated regularly. In 2003 more than 8,700 Vivo customers were interviewed across Brazil in 2003 to gather their opinions about customer assistance, technical assistance, products and services. Vivo's average overall satisfaction mark was 8.25 on a scale of 1 to 10. Vivo continues to search for ways to increase further customer satisfaction.

        Vivo has trained or qualified staff to assist and provide explanations to customers in connection with any requests or doubts they may have concerning services provided. Vivo attempts to respond to all customer requests.

        Vivo was ranked first in 2003 in a nationwide poll conducted by the IBRC (Brazilian Institute of Customer Relations) on "companies that most respect consumers", the results of which were published in the Consumidor Moderno (Modern Consumer) magazine.

        Network and Capital Expenditures.    Vivo's networks are connected primarily through fiber-optic transmission systems leased from incumbent wireline operators in the areas in which it operates, consisting of mobile switches, base stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and

gateways. Vivo's main suppliers are NEC do Brasil S.A., Nortel Networks, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda. and Ericsson Telecomunicações S.A.

        Vivo's operating companies' networks use analog and digital technology. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital mobile telecommunications service also reduces the risk of fraud. Vivo continues to increase network capacity and coverage to improve the quality of service and to meet customer demand.

        Before November 1998, TCP's network used only AMPS analog technology. After its privatization in 1998, TCP began to use CDMA digital technology. At December 31, 2003, Telesp Celular's telecommunications network, which provides both CDMA digital and AMPS analog services, covered 77% of the municipalities in the state of São Paulo, or 98% of the population, in its authorization area.

        Global Telecom only offers services through CDMA digital technology. At December 31, 2003, Global Telecom's telecommunications network covered 29% of the municipalities, or 76% of the population, in its authorization areas.

        At December 31, 2003, Tele Sudeste's telecommunications network, which provides CDMA digital and AMPS analog services, covered 100% of the municipalities, or 96% of the population, in its authorization areas.

        At December 31, 2003, Tele Leste's telecommunications network, which provides CDMA digital and AMPS analog services, covered 31% of the municipalities, or 68% of the population, in its authorization areas.

        At December 31, 2003, CRT Celular's telecommunications network, which provides CDMA digital, TDMA digital and AMPS analog services, covered 68% of the municipalities, or 96% of the population, in its authorization areas.

        At December 31, 2003, TCO's telecommunications network, which provides CDMA digital, TDMA digital and AMPS analog services, covered 40% of the municipalities, or 76% of the population, in its authorization areas.

        Vivo's advanced network management technology ensures global management and supervision of all its network processes and network performance. The network management centers are located in São Paulo, Brasília, Rio de Janeiro, Salvador and Porto Alegre. The São Paulo network management center monitors the critical network operational parameters of Telesp Celular and Global Telecom. The Brasília network management center monitors such parameters for TCO, as does the Rio de Janeiro center for Tele Sudeste, the Salvador center for Tele Leste and the Porto Alegre center for CRT Celular. These centers are able to identify abnormalities in Vivo's networks and in third-party networks, using the failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with the maintenance and operations teams that maintain and operate the mobile networks, and with the mobile infrastructure and transmission teams, radio network elements, computing bases, service platforms and communications backbone. Vivo's network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans relating to catastrophes in its switching centers, power supply interruptions and security breaches.

        Vivo's expenditures over the past three years related primarily to increasing network capacity and coverage. During the year ended December 31, 2003, R$1,176 million was invested in fixed assets, mainly in projects for the improvement and expansion of Vivo's service capacity, the selective implementation of the 1xRTT network, which was overlaid on TCO's and CRT Celular's TDMA networks, upgrading Tele Sudeste's, Tele Leste's and Global Telecom's networks to 1xRTT, offering new services, developing a backbone and systems integration at Vivo, and on various consulting projects.

The expenditures in 2003 represent 11.4% of Vivo's operating revenues. Capital expenditures for 2002 and 2001 were R$888 million and R$1,622, respectively.

        Interconnection Charges.    With the introduction of personal mobile services through the new SMP licensing regime in Brazil, Vivo's operators began working as local operators. This means that each operator is responsible for the traffic originated in its authorization area. Calls placed between authorization areas must use a long distance carrier. As a result, for every call in Vivo's authorization areas, Vivo receives a fee for the use of its network in respect of calls originated on its network. For long distance calls terminated on Vivo's network, Vivo receives a fee from the respective long distance carrier for the use of Vivo's network, regardless of the network that originated the call. For long distance calls between authorization areas originated on Vivo's network, Vivo also receives a fee from the long distance carrier for the use of its network for call origination. Vivo earns revenues from any call that originates from another mobile or fixed-line service provider's network, which connects to one of Vivo's customers. Vivo charges the service provider from whose network the call originates a network usage charge for every minute that Vivo's network is used in connection with the call. See "—Regulation—Brazil".

        In February 2003 and again in February 2004, ANATEL authorized all Vivo's operating companies to increase their tariffs per minute. Mobile operating companies are now obligated to grant a 30% discount during off peak hours on certain tariffs for local calls originating with Telesp Fixa, in the case of Telesp Celular, Brasil Telecom and Sercomtel, in the case of Global Telecom, Brasil Telecom, in case of TCO and CRT Celular, and Telemar, in case of Tele Sudeste and Tele Leste.

        Roaming.    Vivo has agreements pertaining to automatic roaming with all mobile CDMA/TDMA service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers. Roaming charges are reconciled monthly.

        Vivo offers automatic international roaming in the United States, Mexico, Canada, the Caribbean, Argentina, Uruguay and South Korea. Since 1999 it has provided international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

        License.    Under the new SMP regime, Vivo converted its former concessions to new SMP licenses. These SMP licenses have substantially the same terms and conditions as the other new SMP licenses issued under the new regime, although certain terms of Vivo's former concessions, such as limits on prices charged to subscribers under its postpaid service plan (the Basic Plan), continue to apply despite conversion to SMP licenses. Conversion to SMP licenses offers Vivo greater flexibility in setting its prices, particularly its interconnection fees, even though Vivo is now limited by the price caps established in its former concession agreements until June 30, 2004.

        By converting its concessions to SMP licenses, Vivo was required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection increased the competitive pressures on Vivo's business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Vivo may be forced to reduce such rates in the future. Vivo's SMP licenses expire on the same dates as the concessions were to have expired. Vivo has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concessions.

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

        Equipment Sales.    Although Vivo still has some subscribers using analog service (approximately 0.9% of TCP subscriber base, 0.8% of TCO, 2.3% of Tele Sudeste, 2.4% of CRT Celular and 8.1% of Tele Leste at December 31, 2003), it has implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to its high-value subscribers, to encourage remaining analog subscribers to migrate to digital service. Vivo's revenues from sales of handsets and accessories were R$1.9 million in 2003 and R$1.3 million in 2002.

        Management.    TCP's Board of Directors has eleven members, five elected by Portugal Telecom, five by Telefónica and one elected by minority shareholders, in accordance with Brazilian corporate law. Tele Leste, Tele Sudeste, CRT Celular and TCO each have ten members on their Boards of Directors, five elected by Portugal Telecom and five by Telefónica. Portugal Telecom elects the Chief Executive Officer and Telefónica elects the Chief Financial Officer for each of Vivo's operating companies.

Multimedia Businesses

        We provide multimedia services in Portugal through our subsidiary PT Multimedia and its subsidiaries. Operating revenues from our multimedia businesses were €683.5 million in 2003, €621.9 million in 2002 and €571.2 million in 2001.

        Formation and Development.    Portugal Telecom formed PT Multimedia in July 1999 and transferred to the new company certain of our cable and satellite pay-TV activities as well as our Internet-related activities focused on residential customers and the small office home office and small and medium-sized enterprise markets, including:

  •
  our cable television pay-TV operations through cable and DTH satellite;

  •
  cable and direct-to-home satellite programming activities;

  •
  advertising sales;

  •
  the provision of Internet access; and

  •
  our minority stake in the leading Portuguese telephone directories business.

        After an initial public offering of ordinary shares of PT Multimedia in November 1999, PT Multimedia's shares are now traded publicly. During the course of 2002 and 2003, we acquired 2.43% and 1.08%, respectively, of PT Multimedia in the open market. As of December 31, 2003, Portugal Telecom held 57.56% of PT Multimedia.

        In March 2000, PT Multimedia created PT Conteúdos to hold its interests in programming ventures, and PT Multimedia.com, or PTM.com, to which it transferred its Internet-related assets. See "—PTM.com", above.

        In April 2000, PT Multimedia acquired 42.0% of Lusomundo, a leading media and entertainment company in Portugal, through a tender offer on the Euronext Lisbon Stock Exchange. On March 26, 2001, PT Multimedia acquired 57.9% of Lusomundo, after approval from the Portuguese competition authorities in January 2001, thereby increasing its ownership interest in Lusomundo to 99.9% of Lusomundo's share capital. Approval was given on condition that PT Multimedia ensures that content produced by and supplied to Lusomundo, in which it does not face significant present or future competition, will be made available to third parties in accordance with normal market practice and the policy of transparency and non-discrimination that applies to other members of the Portugal Telecom group.

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

        In June 2000, PTM.com increased its share capital, issued new shares in a public offering to PT Multimedia's shareholders and was listed on the Euronext Lisbon Stock Exchange. On June 20, 2000, PT Multimedia sold approximately 7.5% of the share capital of PTM.com in a private placement to two strategic shareholders, Banco Espírito Santo and Caixa Geral de Depósitos, and to PPTV, a shareholder in its joint venture, Sport TV.

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

        On October 17, 2002, we entered into an agreement with PT Multimedia to acquire its 100% interest in PTM.com, its 24.75% interest in Páginas Amarelas and its 50% interest in Sportinveste Multimedia. These acquisitions took effect as of September 30, 2002 and were completed at an aggregate acquisition price of €199 million. In addition, we also acquired €401 million in shareholder loans that PT Multimedia had extended to PTM.com and Sportinveste Multimedia. This transaction reduced the net debt of PT Multimedia by €600 million to €139 million. As from October 1, 2002, PT Multimedia no longer fully consolidates the financial results of PTM.com, which are now included in our wireline business.

        Overview.    PT Multimedia's businesses now consist of:

  •
  cable and satellite television through TV Cabo;

  •
  broadband Internet access through cable modem provided by TV Cabo;

  •
  TV programming activities through PT Conteúdos and its subsidiaries and affiliates;

  •
  cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais;

  •
  cinema exhibition through Lusomundo Cinemas; and

  •
  production and distribution of daily newspapers, news radio and a diverse range of magazines through Lusomundo Media.

        The diagram below shows PT Multimedia's major businesses and the subsidiaries operating in each of those businesses.

        TV Cabo.    PT Multimedia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo's subsidiaries in Madeira and Azores. TV Cabo is also involved in advertising sales. In addition, it provides multimedia services, such as broadband cable Internet access and certain interactive digital television services.

        Cable Television and Direct-to-Home Satellite Television Services.    TV Cabo is the leading cable television operator in Portugal. Its cable television licenses cover approximately 77% of Portugal's population, comprising approximately 3.7 million homes. At December 31, 2003, TV Cabo's cable network passed, or provided potential access to, approximately 2.5 million homes. At December 31, 2003, TV Cabo had approximately 1.1 million cable customers, an increase of 10.2% over the end of 2002. TV Cabo's cable television subscribers are charged an installation fee, a monthly subscription fee for programming packages and, for those with access to premium channels, an annual rental fee for set-top boxes.

        Since September 1998, TV Cabo has also distributed a direct-to-home, or DTH, satellite television service in Portugal. TV Cabo distributes its DTH satellite service using Hispasat Satellite broadcasting capabilities. TV Cabo's DTH satellite service is the only DTH digital multi-channel service specifically marketed in Portugal. TV Cabo's DTH satellite subscribers are charged an installation fee and a monthly subscription fee and are required either to purchase or rent from TV Cabo a satellite dish and a digital set-top box. TV Cabo's DTH satellite service is mainly targeted at people whose homes are not passed by TV Cabo's cable television network.

        Because it offers cable and DTH satellite services, TV Cabo can distribute programming and advertising across Portugal. As of December 31, 2003, TV Cabo had approximately 1,442 thousand customers, of which 348 thousand were DTH satellite subscribers. At December 31, 2003, approximately 43% of TV Cabo's subscribers subscribed to its premium channels, for which it charges additional fees.

        Programming Content.    As of December 31, 2003, TV Cabo offered over 44 basic channels to cable and DTH satellite subscribers in continental Portugal. Seven premium channels are presently available to cable and DTH subscribers. About half of the channels distributed by TV Cabo, including Lusomundo Premium and Lusomundo Gallery and Sport TV, consist principally of programming that is in Portuguese or that has been dubbed or subtitled in Portuguese. The rest of the channels are mainly in English, but also in other European languages such as Spanish, French and German.

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

        In the first quarter of 2004, PT Multimedia initiated efforts to improve its basic and premium packages. In April 2004, PT Multimedia re-launched the Discovery Channel, with a programming grid specifically aimed at the Portuguese public, including content produced in Portugal, as part of its basic package. In addition, Lusomundo Action, PT Multimedia's newest premium cinema channel exclusively dedicated to the action genre, was launched in April 2004. This new channel fits into PT Multimedia's strategy of increasing Pay-TV service segmentation, thereby meeting the diverse needs of its client base. During 2004, PT Multimedia expects to make additional improvements to its basic package with the launch of international channels of recognized quality, as well as by increasing the amount of Portuguese content in its programming grid.

        Multimedia Service.    In order to increase its revenues per subscriber, TV Cabo has been developing a set of multimedia services, comprising broadband Internet access and the provision of digital services. TV Cabo launched broadband Internet access through cable modems at the end of 1999. This was the first broadband internet access service launched in Portugal. TV Cabo had approximately 230 thousand subscribers for its broadband Internet access product at the end of 2003. In May 2002, a new digital service was launched, allowing Pay TV customers to access digital services such as Electronic Programming Guide, multi-camera functionalities and video-on-demand. At the same time, the conditional access system was upgraded to NAGRA's ALADIN system. This was done to increase security levels and the degree of control over access to services.

        Digitalization.    Throughout 2003, PT Multimedia continued its efforts to digitalize its Pay TV services. At December 31 2003, PT Multimedia had over 172 thousand set-top boxes enabled for digital services. In September 2003, PT Multimedia launched a "request for proposals" in connection with the supply of new set-top boxes and this is now in its final phase. At the same time, negotiations are being carried out with foreign content suppliers, in order to strengthen digital services. PT Multimedia aims to stimulate the migration of its clients from analog to digital services by offering a greater selection of content and services.

        Network.    Between 1994 and year-end 2003, TV Cabo invested approximately €521 million, mainly in the development of a hybrid fiber-coaxial broadband distribution network. The network has a bandwidth of 750 MHz and is sufficient to permit gradual migration to digital signals. The current design of the network allows it to increase capacity without significant additional capital expenditure. TV Cabo has activated the two-way capacity of its bandwidth cable network which at the end of 2003 stands at 89% of houses passed by its network. This activation allowed it to introduce Internet access by cable at the end of 1999 and allowed it to launch its IDTV service in June 2001.

        TV Cabo's television signals are transmitted through fiber optic cables owned by our fixed line business, PT Comunicações, under a service agreement. In addition, TV Cabo has used PT Comunicações existing ducts, wherever possible, to build its network. Because TV Cabo was able to utilize those ducts, its cumulative 2003 capital expenditure per home passed, excluding last connection to the client, or cable drop, was approximately €92. As of December 31, 2003, TV Cabo's network reached approximately 2.2 million homes that have two-way capacity.

        Marketing.    TV Cabo is pursuing aggressive marketing campaigns. It is promoting its premium channels, and highlighting the high level of Portuguese-language content on its channels, the new digital services provided by its new digital set-top boxes and its broadband Internet access (NetCabo). TV Cabo markets its services through door-to-door selling, telemarketing and through Portugal Telecom shops, its own shops, supermarkets and other retail shops. We believe the alliance with SIC, Sport TV and other content producers has been contributing to the increased penetration of TV Cabo, as the agreement contemplates cross promotions between free and cable TV, and increased advertising initiatives.

        PT Conteúdos.    PT Multimedia created PT Conteúdos to manage the Portuguese-language audiovisual programming activities previously managed by TV Cabo. After restrictions on cable operators engaging in any programming business were lifted in 1997, TV Cabo formed two joint ventures to develop programming channels in Portugal (Sport TV and Premium TV) and launched CNL, now known as SIC Notícias (Lisboa TV), a live news, information and entertainment channel in Portuguese. These ventures were aggregated under PT Conteúdos, which is 100% owned by PT Multimedia.

        Until June 2003, PT Conteúdos owned 54% of Premium TV, a partnership with Globo and SIC. In June 2003, PT Conteúdos acquired the remaining 46% of the share capital of Premium TV held by Globo and SIC. Globo is Brazil's leading television network, and a leading producer of Portuguese programming. SIC is a major television operator in Portugal. In June 1998, Premium TV launched two premium movie channels—Telecine Premium and Telecine Gallery—using the film libraries of Globo. Until May 2003, these channels were distributed via cable and satellite, through TV Cabo's platforms. Premium TV has also launched adult entertainment programming. In June 2003, PT Conteúdos decided to replace Telecine Premium and Telecine Gallery by launching two premium movie channels (Lusomundo Premium and Lusomundo Galery) produced in-house using the film libraries of Lusomundo. In April 2004, Lusomundo Action, the newest premium cinema channel exclusively dedicated to the action genre, was launched.

        PT Conteúdos also owns 50% of Sport TV Portugal, S.A., or Sport TV, a joint venture with PPTV-Publicidade de Portugal e Televisão, S.A. PPTV is a subsidiary of Olivedesportos, a Portuguese sports marketing firm. This joint venture produces Sport TV, a premium sports channel, which is distributed by Portuguese cable and satellite operators in exchange for a per-subscriber fee. Sport TV holds a license to distribute most league matches of Portugal's leading football league and certain other European football leagues through 2004. Until November 2003, 33.33% of Sport TV was owned by each of PT Conteúdos, PPTV and Rádio Televisão Portuguesa, S.A., or RTP, the Portuguese state television operator. In November 2003, PT Multimedia entered into an agreement to purchase, through PT Conteúdos, an additional 16.67% stake in Sport TV from RTP for €16.3 million, thereby increasing its ownership in Sport TV to 50%. The remaining 50% is now held by PPTV. The purchase was completed in April 2004. The agreement guarantees Sport TV exclusive broadcasting rights to Portuguese football league matches from 2004 through 2008.

        PT Conteúdos also holds PT Multimedia's 40% interest in Lisboa TV (the owner of the live news and information channel "SIC Notícias"). See "—TV Cabo", above.

        PT Conteúdos is engaged in the wholesale business for content. From 2002 onwards this company has been responsible for negotiations with content producers of the acquisition of rights to carry pay TV channels and other content. It resells that content to different distribution platforms including TV Cabo's pay TV and Internet platforms, as well as those of other operators.

        PT Conteúdos sells advertising on its own channels and on others, where PT Conteúdos has acquired the right to sell advertising as part of certain content acquisition contracts entered into. PT Conteúdos also manages the sale of advertising for TV Cabo's channels in exchange for an agency fee.

        Lusomundo Audiovisuais.    Lusomundo Audiovisuais conducts activities in all film exhibition windows, acquiring rights for cinema, DVD, video, pay-per-view and television. It also produces its own Pay TV premium movie channels and distributes DVDs, videos, and videogames. Lusomundo Audiovisuais has the right to distribute the following audiovisual content in Portugal:

  •
  Theatrical Exhibition: UIP (Universal, Dreamworks and Paramount), BUENA Vista International (Touchstone, Walt Disney Pictures), Spyglass, Revolution Studios and other independent producers;

  •
  Video: BVHE (Walt Disney), Paramount, Spyglass, Revolution Studios and other independent producers; and

  •
  Videogames: Sony Playstation (contract expired in April 2004).

        Lusomundo Cinemas.    Lusomundo Cinemas is the market leader in Portuguese cinema exhibition, with 145 theaters. It also has 115 screens in Spain through its 33% stake in Warner Lusomundo Sogecable.

        Lusomundo Media.    Through Global Notícias, Publicações, S.A., Lusomundo Media owns several newspapers and magazines in Portugal, such as:

  •
  "Jornal de Notícias", one of Portugal's most popular daily newspapers, with an average daily circulation of approximately 102,527 in 2003;

  •
  "Diário de Notícias", one of Portugal's leading daily newspapers, with an average daily circulation of approximately 47,131 in 2003;

  •
  "24 Horas", a daily tabloid newspaper, and "Tal & Qual", a weekly tabloid newspaper;

  •
  regional newspapers, including "Açoreano Oriental", "Diário de Notícias da Madeira", "Jornal do Fundão" and "Jornal Tribuna de Macau"; and

  •
  6 magazine titles, including "Notícias Magazine", "Grande Reportagem", "Volta ao Mundo", "Evasões", "Playstation 2" and "National Geographic Magazine".

        Lusomundo Media also provides radio content and programming and owns "TSF", Portugal's most popular news radio station. As of December 31, 2003, "TSF" had approximately 500 thousand listeners on a daily basis and an approximately 27% share of the total radio advertising market in Portugal.

        Lusomundo Media also has equity stakes in instrumental companies that provide, among other things, printing and distribution services to Lusomundo Media companies.

International Investments

Investments in Brazil

        We have certain additional investments in Brazil, in addition to our investment in Vivo described above, including, most significantly, PrimeSys, a provider of telecommunications business solutions to large corporate clients, and Mobitel, a call center company.

        PrimeSys.    PrimeSys is seeking to provide a full spectrum of services to assist businesses in integrating Internet and IT services into their current business operations. Such services include outsourcing of both communications and IT services as well as high margin services such as web enabling and systems integration.

        On December 13, 2000, we entered into an agreement with Unibanco-União de Bancos Brasileiros, S.A., or Unibanco, and Banco Bradesco, S.A. Pursuant to this agreement, Unibanco and Banco Bradesco transferred their private telecommunications networks to a new company called BUS. The initial stages of the project were launched in January 2001. On June 29, 2001 PrimeSys acquired a 73% economic interest in BUS by acquiring 19.9% of the voting shares and 100% of the non-voting shares of BUS, and increased its ownership to 100% of voting shares in June 2002.

        Mobitel.    Mobitel provides call center services in Brazil primarily to Vivo's subsidiaries, which represent more than 80% of its client base.

Investments in Africa

        We have investments in Cabo Verde Telecom, a global telecommunications operator in the Cabo Verde Islands, and in certain other mobile operators in Morocco, Angola and Botswana.

        Cabo Verde Telecom.    We own 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom has the exclusive right to provide fixed, mobile and data services under the terms of its concession, and is the only provider of mobile services using GSM technology, in the Cabo Verde Islands, a Portuguese- speaking country off the coast of West Africa.

        Medi Telecom in Morocco.    In August 1999, Medi Telecom, a consortium made up of Portugal Telecom, Telefónica Móviles and certain Moroccan entities, bid for and won a license to operate a GSM mobile network in Morocco. This was the second such license issued by the Moroccan government. The license fee was 9.0 billion Moroccan dhirams (€929 million). Medi Telecom entered into a €1 billion project financing facility. We initially held 34.5% of Medi Telecom, having invested approximately €166 million, but in January 2000 we sold 4% of our interest in compliance with a condition of the bid process for the same license. At the end of 2002, following a capital increase, Portugal Telecom raised its equity share to 31.34%, equal to Telefónica's position. During the fourth quarter of 2003, following another share capital increase, Portugal Telecom raised its equity share to 32.18%. Medi Telecom began operations at the end of March 2000. By the end of 2003, it had 2,060 thousand subscribers, which corresponds with an estimated market share of approximately 43.4%. Approximately 93.7% of its active mobile telephone cards are prepaid. We are managing the operations of Medi Telecom jointly with Telefónica Móviles.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and local partners, which hold 50%, of the share capital of Unitel. We are the operational manager of the venture, which began operations in Luanda in April 2001. As of December 31, 2003, Unitel had 230 thousand subscribers of which 99% were prepaid cards.

        Mascom Wireless in Botswana.    We manage the operations of, and have a 50.01% interest in, Mascom Wireless, an international consortium that offers GSM services in Botswana. On July 7, 2003, we entered into an agreement to sell our 50.01% interest in Mascom Wireless for 250 million Botswana Pulas (approximately €46 million). We have already received an initial payment of 200 Botswana Pulas (approximately €41 million), which is being held in escrow pending regulatory approval of completion of the transaction. Once the sale is complete, we intend to continue to provide consulting services to Mascom Wireless' management within the scope of the existing Management Agreement.

        Mascom Wireless was the first operator of GSM services in Botswana and is currently the market leader with an estimated 71% market share as of December 2003. Mascom had approximately 330 thousand subscribers, and it had gross operating revenues of €64.7 million in 2003, €54 million in 2002 and €53 million in 2001. We accounted for Mascom Wireless on an equity basis until the end of 1999, assuming an interest of 40%. Since January 1, 2000, we have fully consolidated its financial results.

Investments in Asia

        We have certain investments in Asia, including, most significantly, our investment in CTM.

        CTM.    We have a 25% interest in Companhia de Telecomunicações de Macau, or CTM, the exclusive provider of fixed line services and a provider of mobile telephone services in Macau. Macau, an enclave situated near Hong Kong on the coast of the Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999 when its administration was transferred to the People's Republic of China. The other shareholders of CTM are Cable & Wireless plc and CITIC Pacific.

        At December 31, 2003, CTM had 175 thousand fixed main lines in service. This figure represents approximately 37 fixed main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 208 thousand active mobile telephone cards at December 31, 2003 and 44 active mobile telephone cards per 100 inhabitants. CTM uses GSM digital mobile technology. In December 1999, CTM entered into a new concession that will be valid until the end of December 2011.

Instrumental Companies

        As part of our reorganization, in December 1999, we created PT Sistemas de Informação, an information systems support unit to which we have transferred the data centers, information systems and information technology activities of our business units. PT Sistemas de Informação provides integrated information systems and information technology services to our business units, as well as to our existing and new customers. We now hold 100% of the share capital of PT Sistemas de Informação, having acquired the remaining 5% held by ICM in 2003. PT Sistemas de Informação has subcontracted certain information technology services to DCSI-Dados, Computadores e Soluções Informáticas, or DCSI, an information technology company controlled by IBM.

        In July 1999 we created Portugal Telecom Inovação, S.A., or PT Inovação, to focus on research and development of innovative technological solutions for the telecommunications market.

        In February 2003, we created PT Pro, S.A., or PT Pro, to aggregate all our back office activities in Portugal. PT Pro will take advantage of economies of scale and process alignments throughout our group to reduce costs in back office activities. PT Pro will also allow for a reduction of the execution risk of our financial reporting function through standardization of processes and application of best practices.

        In May 2003, we created PT Compras, S.A., or PT Compras, and we transferred our newly created central purchasing unit to this company. PT Compras will optimize our purchasing function on an integrated basis. Taking advantage of scale and specialization, we expect PT Compras to increase pressure in reducing suppliers' prices and to improve the levels of quality and service. We believe that PT Compras will be a significant driver in creating competitive advantages for Portugal Telecom.

Strategic Alliances

        We have summarized below our principal existing and planned alliances and joint ventures.

        Alliance with Telefónica.    In 1997, we entered into a cooperation agreement with Telefónica. This agreement focused principally on cooperation in international investments, particularly in Latin America. In 1998 we acquired interests, together with Telefónica, in Brazil. See "—Brazilian Mobile Business." In 1999 we commenced operations with Telefónica in Morocco. See "—International Investments—Medi Telecom in Morocco".

        On January 23, 2001, we entered into a strategic agreement with Telefónica to create a mobile joint venture company that would aggregate all our Brazilian mobile assets with the Brazilian assets of Telefónica Móviles, the mobile subsidiary of Telefónica, to the extent permitted under Brazilian law. On

December 27, 2002, we and Telefónica transferred all of our respective interests in Brazilian mobile services companies to the joint venture, named Brasilcel and operating under the brand name Vivo since April 2003, with its head office in the Netherlands. We hold our interest in Vivo through PT Móveis and Telefónica holds its interest through Telefónica Móviles. Our agreements governing the ownership and management of Vivo have been entered into by those entities. We have discussed the benefits we expect from the joint venture with Telefónica and the reasons for entering into it above under "—Brazilian Mobile Business".

        We have appointed the Chief Executive Officer and Telefónica has appointed the Chief Financial Officer of Vivo. We manage Vivo on an equal basis with Telefónica and appoint ten of the twenty members of its board of directors, including the Vice-Chairman. Five of each party's ten directors must be resident in the Netherlands. In the event that either our or Telefónica's economic and voting interest is diluted below 50%, but not lower than 40%, due to a capital increase, the diluted party can re-build its interest to 50% within 12 months from the date of dilution. During such period, Vivo would be managed on an equal basis. We can maintain our share ownership percentage by contributing with cash or liquid assets. Should the percentage of the share capital in Vivo that we or Telefónica hold fall below 40% and remain below 40% for six consecutive months thereafter, our respective numbers of directors on the board will be changed to reflect our proportional shareholdings and the diluted shareholder will lose its right to appoint the CEO or CFO, as applicable.

        As long as both parties have equal voting rights, the decisions of the board of directors shall be made by mutual agreement of the parties and will accordingly require the vote of at least one director appointed by each party. The joint venture agreement specifies that important decisions will be made by the affirmative vote of at least eleven members of the board of directors. If a deadlock over an important issue in the decision-making of Vivo cannot be resolved by the chairmen and CEOs of us and Telefónica, then the issue will be settled by reference to a committee of third party "wise persons". Alternatively, if the parties so agree, the interests contributed by the companies to Vivo will be returned and any subsequent interests acquired by Vivo will be divided according to the agreement of the parties or by arbitration.

        Potential acquisitions of wireless and mobile telephone operators in Brazil may be pursued by Vivo or by us or Telefónica and subsequently contributed to Vivo. New acquisitions by Vivo require the approval of a majority of the board of directors of Vivo. If either we or Telefónica acquire a mobile operator in Brazil, the acquiring party must offer the right to a 50% participation in the acquisition to the other party.

        In the event of a change of control of either us or Telefónica, the unaffected party shall have the right to sell the shares that it owns in Vivo to the affected party at a value determined pursuant to an independent appraisal. In addition, if we are diluted to below a 40% economic and voting interest in Vivo and fail to increase our interest to 40% within a six-month period, we will have the right to sell our interest in Vivo to Telefónica within one year from the expiration of the applicable six-month period at a price to be determined by a third party.

        If either party wishes or is required to transfer all or part of its equity interest in Vivo to a third party, the non-transferring party will have the right to purchase the equity interest on the same terms and conditions offered by the third party.

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of our board who is an executive officer is serving on Telefónica's board as a non-executive director and a member of Telefónica's board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. On

April 20, 2004, Telefónica increased its interest in our share capital to 8.17%. Neither party controls the operations or management of the other.

        Alliance with Banco Espírito Santo and Caixa Geral de Depósitos.    In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo group, or BES, and Caixa Geral de Depósitos, or Caixa, to develop "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000 we acquired a stake in BES of 3% of its share capital. As of December 31, 2003, BES owned 9.75% of Portugal Telecom's share capital. In accordance with this arrangement, an executive officer of BES serves as a non-executive member of Portugal Telecom's board of directors. An executive member of Portugal Telecom's board of directors also serves as a non-executive member of the board of directors of BES.

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

  •
  R. Gonçalves Cristóvão, no 155, Porto, Portugal (15,116 square meters);

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

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters); and

  •
  R. Entrecampos, 28, Lisboa, Portugal (7,120 square meters).

        The cable television infrastructure that TV Cabo's regional subsidiaries have installed and operate may be subject to reversion or transfer to third parties without compensation when the authorizations granted expire or are terminated. See "—Regulation—Portugal—Summary of Our Concession and Existing Licenses".

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "TV Cabo," "PT Prime," "TMN," "PT Multimedia," "PT Multimedia.com," "Telepac" and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. Telesp Celular has registered its important trademarks in Brazil. Brasilcel, through one of its Brazilian subsidiaries, is in the process of registering the trademark "Vivo" in Brazil, Portugal and Spain. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

Competition

        We now face substantial and increasing competition. The Portuguese telecommunications sector has been open fully to competition since January 1, 2000. We have competitors able to compete with us in each of our service areas. In response to the competition we are already experiencing and in anticipation of intensified competition, we are pursuing a range of strategic initiatives. Through these, we intend to reposition, modernize and prepare ourselves for the challenging new environment in which we operate.

Competition Facing Our Wireline Business

        Since January 1, 2000, we no longer have the exclusive right to provide domestic and international public switched fixed line telephone services or to install and operate the related telecommunications networks in Portugal.

        Retail.    Our wireline business faces increasingly strong competition from new fixed-line operators as well as from mobile telephone service providers, including our own mobile service provider, TMN. The number of subscribers to mobile services in Portugal now outnumbers the number of wireline lines in Portugal. At the end of 2003, there were approximately 89.8 active mobile telephone cards per 100 inhabitants in the Portuguese market. This growth comes as more residential subscribers add mobile lines for family members and as businesses add mobile cards for their employees. Vodafone Portugal and Optimus are already marketing their mobile services as an alternative to our wireline telephone services. We compete with them for market share. Mobile telephone services provided by TMN, Vodafone Portugal and Optimus have been growing strongly. Through TMN, we have benefited from the rapid growth of mobile services.

        Vodafone Portugal and Optimus have major shareholders that can provide them with substantial resources. As well as strengthening their position in the mobile telephone market, this may enable them to compete directly and aggressively with our fixed-line telephone services. See "—Competition Facing TMN in Portugal". Optimus and Vodafone Portugal already offer direct access through fixed wireless access technology.

        At December 31, 2003, according to ANACOM figures, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 94% market share of lines. At December 31, 2003, according to ANACOM figures and our estimates, our wireline business had an estimated 88% market share of total outgoing traffic, a decrease of 2 percentage points from December 31, 2002, and an estimated 89% market share of domestic outgoing traffic, a decrease of 2 percentage points from December 31, 2002.

        The main competitors in the wireline voice market include Oni Telecom—Infocomunicações, S.A. (owned by Electricidade de Portugal, Banco Comercial Português and Brisa—Autoestradas Portugal), Novis (owned by Sonae and France Telecom), Tele 2, Jazztel, Vodafone Portugal and the international competitor Global One. Jazztel, Vodafone Portugal and Global One are offering services mainly to small and medium-sized enterprises and corporate segments. Jazztel is constructing fiber rings in Lisbon and Oporto. It holds a license to offer fixed wireless access local loop services. As Jazztel rolls out its service offering, we expect it to be a significant source of competition for the provision of wireline telephone services to small and medium-sized enterprises. Sonae, the leading Portuguese retail group and a major Portuguese enterprise, in joint venture with France Telecom, formed Novis, the operator for fixed communications, and the cellular operator Optimus. All of the new entrants have focused on providing their customers national and international services over their networks without direct interconnection. These customers must still connect to our competitors' services through our fixed lines.

        The cable operator, Cabovisão, offers a package of Internet, cable TV and voice services to the residential segment. Cabovisão has attracted some of our local customer market and may continue to do so.

        The development of fixed wireless access local loop infrastructure represents a significant competitive challenge to our local loop infrastructure, because it provides an alternative to our local loop direct connections to customers. According to ANACOM, 251 fixed wireless access licenses were awarded to companies in Portugal as of December 31, 2003. The fixed wireless access local loop infrastructure that is being developed under these licenses is used to offer voice services in competition with our fixed-line telephone services.

        Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2003, we estimate that there were approximately 356 thousand lines in pre-selection.

        We lose revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2003, according to ANACOM data and our estimates, our wireline business had an estimated 73.9% market share of international traffic, a decrease of 2.8 percentage points from December 31, 2002. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2003, prices reduced by 9.5% for regional calls and 13.1% for domestic long distance on average, compared with 2002. International call rates increased on average by 3.4% in 2003, compared to 2002. In 2002, we maintained the aggregate nominal prices of our regulated basket of services. We believe our price structure is now competitive and that we are meeting the challenge of full competition.

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

        Our interconnection business faces more direct competition now that other operators may install and operate their own public wireline telephone networks. Mobile and wireline networks, which are our interconnection customers, can interconnect with these new networks rather than with ours. Other competitors may also establish local networks using other technologies such as local radio systems, fiber optic technologies and new mobile systems that may be used to complete calls which are currently made to our subscribers. For instance, Refer, the owner of the Portuguese national railway infrastructure, and Águas de Portugal, a Portuguese state holding company with interests in water distribution companies, have formed Netrail, a fiber optic network company.

        Data and Corporate.    We face significant competition from several operators. Our principal data communications and business solutions competitors include companies associated with Oni Telecom, Novis, Jazztel, Vodafone Portugal and other international operators, such as Global One, Colt, Equant and KPN Qwest. These companies compete with us in providing data communications, voice and Internet services to business customers. Such service providers can use lines leased from us or their own networks. This market is now highly competitive. These customers tend to have large volumes of traffic, particularly international and long distance.

        Our competitors may use satellite-based networks, the infrastructure of public network operators, leased lines and their own infrastructure to offer telecommunications services to customers. These are all alternatives to leasing lines from us for data communications. As a result of competition, we have reduced our prices for leased lines and focused on value-added solutions based on Internet Protocol Virtual Private Networks, or IP VPN, to establish managed internal voice and data transmission networks to our customers, as well as data center services.

Competition Facing TMN in Portugal

        TMN competes with Vodafone Portugal and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, at the end of 2003, in terms of the number of active mobile telephone cards in the Portuguese market, TMN had a 52.3% market share.

        Optimus' growth since it entered the market in September 1998 has been partly a result of the growth in the overall mobile market. TMN's market share was approximately 50.5% of the number of active mobile telephone cards at year-end 1997, before Optimus began to offer services in 1998. Vodafone Portugal had approximately 49.5% of the market at that time. TMN's market share initially dropped when Optimus began to offer services. Since the end of 1998, however, TMN has made maintaining its market share a priority. As a result of competitive pricing strategies, quality of service, innovative services and technology and excellent subscriber care, it has sustained its market share of new mobile subscribers.

        Price competition has increased appreciably since Optimus entered the Portuguese mobile telephone market in September 1998. Both TMN and Vodafone Portugal have lowered prices in response to price reductions by Optimus.

        Vodafone Portugal and Optimus each have major shareholders that could provide them with substantial resources to compete aggressively against us in the Portuguese mobile telephone market. Vodafone Group plc, which was already Vodafone Portugal's controlling shareholder, acquired the remainder of its share capital during 2003. Sonae (one of Portugal's largest groups with a leading position in the retail business in Portugal) and Orange (a subsidiary of France Telecom) are the major shareholders in Optimus. We expect Vodafone and France Telecom to use Vodafone Portugal and Optimus, respectively, as vehicles to market their own services in the Portuguese market.

        Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. The Portuguese government awarded four licenses to provide third generation mobile services in December 2000. Each of TMN, Vodafone Portugal and Optimus has received one of these licenses. The fourth license was awarded to Oniway, a subsidiary of Oni Solutions and a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services, and, as a result, the Portuguese government repealed the license granted to Oniway by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to the new entrant be reallocated to them. This request was granted by a special ministerial order in January 2003. See "—Regulation—Portugal—Third Generation Mobile Services Licenses".

Competition Facing Vivo in Brazil

        Throughout 2003, Vivo faced increasing competition not only from its established competitors, but also from new operators in some of the markets where Vivo operates. As of December 31, 2003, Vivo had 20.7 million subscribers, corresponding to a market share of 56.2% in its areas of operation, compared with 60.8% in 2002. Vivo's major competitors are Claro (Telecom Américas), Telecom Itália Mobiles and Oi.

        Telesp Celular competed with two mobile operators in the state of São Paulo in 2003: Claro and Telecom Itália Mobiles. BCP and Tess, two former competitors of Telesp Celular, which began offering services in their respective areas of the state of São Paulo in 1998, were acquired by Telecom Américas and were merged into Claro in 2003. In February 2002, Telecom Itália Mobiles acquired a band D license for the entire state of São Paulo. In September 2002, Telecom Itália Mobiles began operations in São Paulo using the GSM/GPRS technology.

        On December 10, 2002, Telesp Celular converted its concessions to new SMP licenses. The distribution of new SMP licenses is likely to increase the competitiveness of the mobile market in which Telesp Celular operates as well as in the other areas where Vivo operates.

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

        In 2003, Global Telecom competed with Claro and Telecom Itália Mobiles in the states of Paraná and Santa Catarina. In 2003, Tele Celular Sul, Global Telecom's previous competitor, was acquired by Telecom Itália Mobiles. In February 2002, Telecom Américas, which controls Claro, acquired a band D license and Brasil Telecom (a wireline operator) acquired a band E license, for the states of Paraná and Santa Catarina. During the second half of 2002, Claro began operations in Paraná and Santa Catarina using the GSM/GPRS technology. Brasil Telecom has announced plans to begin operations during 2004 in the states of Paraná and Santa Catarina using GSM/GPRS technology.

        Tele Sudeste competed with three mobile operators in the states of Rio de Janeiro and Espírito Santo in 2003: Claro, Oi, which is controlled by Telemar (a wireline operator), and Telecom Itália Mobiles. Oi and Telecom Itália Mobiles launched their operations during the second half of 2002. In 2003, ATL, Tele Sudeste's previous competitor, was acquired by Claro. In February 2002, Telecom Itália Mobiles acquired a band D license and Oi a band E license for the states of Rio de Janeiro and Espírito Santo. During the second half of 2002, Telecom Itália Mobiles and Oi began operations in Rio de Janerio and Espírito Santo using the GSM/GPRS technology.

        Tele Leste competed with three mobile operators in the states of Bahia and Sergipe in 2003: Claro, Oi and Telecom Itália Mobiles. Oi and Telecom Itália Mobiles launched their operations during the second half on 2002. In 2003, Maxtel, Tele Leste's previous competitor, was acquired by Telecom Itália Mobiles. In February 2002, Telecom Américas, which controls Claro, acquired a band D license and Oi a band E license for the states of Bahia and Sergipe. During the second half of 2002, Claro and Oi began operations in Bahia and Sergipe using the GSM/GPRS technology.

        CRT Celular competed with two mobile operators in the state of Rio Grande do Sul in 2003: Claro and Telecom Itália Mobiles. In 2003, Telet, CRT Celular's previous competitor, was acquired by Claro. In February 2002, Telecom Itália Mobiles acquired a band D license and Brasil Telecom a band E license for the state of Rio Grande do Sul. During the second half of 2002, Telecom Itália Mobiles began operations in Rio Grande do Sul using the GSM/GPRS technology. Brasil Telecom has announced plans to begin operations during 2004 in the state of Rio Grande do Sul using GSM/GPRS technology.

        TCO competed with two mobile operators in the states of Acre, Rondônia, Mato Grosso, Goiás, Mato Grosso do Sul, Tocantins and in the Federal District in 2003: Claro and Telecom Itália Mobiles. In 2003, Americel, TCO's previous competitor, was acquired by Claro. In February 2002, Telecom Itália Mobiles acquired a band D license and Brasil Telecom a band E license for the states of Acre, Rondônia, Mato Grosso, Goiás, Mato Grosso do Sul, Tocantins and the Federal District. During the second half of 2002, Telecom Itália Mobiles began operations in these states using the GSM/GPRS technology. Brasil Telecom has announced plans to begin operations during 2004 in these states using GSM/GPRS technology. TCO also competed with four mobile operators in the states of Amazonas, Pará, Maranhão, Roraima and Amapá in 2003: Tele Norte Celular, Oi, Claro and Telecom Itália Mobiles. In February 2002, Claro acquired a band C license, Telecom Itália Mobiles a band D license and Telemar, which controls Oi, a band E license, for the states of Amazonas, Pará, Maranhão, Roraima and Amapá. During the second half of 2002, Claro, Oi and Telecom Itália Mobiles began operations in these states using the GSM/GPRS technology.

        ANATEL auctioned nine new SMP licenses, three per region, operating under band C, band D and band E. An operator that was awarded a license in the SMP auction was also granted a license to operate long distance fixed telephony, both national and international, after December 31, 2001. The band C auction was canceled due to a lack of bidders. ANATEL is analyzing the best way to allocate the relevant frequency, and a new band C auction is not expected to take place. The band D auction was successfully completed on February 13, 2001. Telemar was awarded a band D license for Region I (North and East Region, including the states of Rio de Janeiro, Minas Gerais and the states in the Northeast and North of Brazil) and Telecom Itália Mobiles was awarded a band D license for Region II (Center and South Region, including the states of Rio Grande do Sul, Santa Catarina, Paraná and the states in the Center of Brazil) and Region III (São Paulo Region, including the metropolitan area of the city of São Paulo and the rest of the state of São Paulo). The initial band E auction was held on March 13, 2001. Telecom Itália Mobiles was awarded a band E license for Region I. The auction for band E licenses in Regions II and III was postponed due to a lack of bidders. However, on January 22, 2002, ANATEL published a new invitation to bid for band E licenses in Regions II and III, as well as for band D and E licenses in four smaller regions, some of which cannot be operated by Telecom Itália Mobiles due to its ownership interests in mobile operators. This auction was scheduled to take place on March 12, 2002 but was canceled due to a lack of bidders. Another auction took place in November 2002, and Brasil Telecom received three of the remaining licenses in the regions in which it already operated in wireline telecommunications, including the states of Paraná, Santa Catarina and Rio Grande do Sul. The licenses for four of the regions were returned by the bidders, and it is expected that they will be reauctioned by ANATEL in the future.

Competition Facing PT Multimedia's Pay TV and Cable Internet Business

        Certain cable television operators are authorized to provide services in Portugal in addition to PT Multimedia's subsidiary, TV Cabo. Portuguese cable television authorizations cover different regions. TV Cabo has control over nine cable authorizations covering 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands. As of the end of 2003, TV Cabo's cable television licenses covered approximately 77% of Portugal's population (not including its DTH satellite coverage). PT Multimedia's competitors operate principally in Portugal's major cities and include Cabovisão (which has control over six cable authorizations), Parfitel (which has control over at least five cable authorizations) and TV TEL (which has control over four cable authorizations). According to ANACOM figures, we estimate that at the end of 2003, TV Cabo's competitors had approximately 15% of the total number of subscribers in the pay-TV market.

        We believe the first cable television operator in any region has a competitive advantage over other operators. TV Cabo began providing services in Portugal before its competitors. TV Cabo began to provide services in Lisbon and Oporto, Portugal's largest cities, in 1995. In addition, TV Cabo has completed building most of its planned cable network.

        PT Multimedia competes for advertising revenue with terrestrial television companies and other forms of media such as newspapers, magazines, radio, billboards and the Internet. It also competes with terrestrial television companies for the acquisition of programming to attract viewers. Such competition can increase program acquisition costs.

        PT Multimedia competes with cable companies, such as Cabovisão, in the provision of broadband Internet services.

        In August 2001, the Portuguese government granted an authorization to Plataforma de Televisão Digital Portuguesa, S.A., or PTDP, to provide digital terrestrial television services. ANACOM instructed PTDP that it must begin operations before March 1, 2003. As PTDP had difficulty complying with the instruction, ANACOM, with PTDP's agreement, proposed to the Ministry of Economy that PTDP's authorization be revoked. By order of the Minister of Economy, dated March 25, 2003 (Ministerial order 6973/2003, published on April 9, 2003), the authorization was revoked. We are not aware of any immediate plan of the government to grant an authorization to any other entity to provide digital terrestrial television services in Portugal.

Competition Facing PT Multimedia's Audiovisuals Business

        In the five main sub-segments of this business segment (Film distribution, Cinema exhibition, Video distribution, Video games distribution and Distribution of rights for TV broadcasting), PT Multimedia faces competition from various entities that differ from segment to segment, as follows:

  •
  Film distribution: Filmes Castello Lopes, LNK Filmes, Columbia Tristar Warner Filmes de Portugal, Atlanta Filmes and Sociedade Distribuidora Vitora Filmes;

  •
  Cinema exhibition: Socorama—Sociedade Comercial de Cinemas, Medeia Filmes, New Lineo—Cinemas de Portugal, UCI Cinemas—United Cinemas international and AMC;

  •
  Video distribution: LNK Filmes, Ecovideo, Universal Home Video, Warner Home Video; Castello Lopes, Selecções Readers Digest and Planeta Agostini; and

  •
  Distribution of rights for TV broadcasting: Warner Television, Columbia Television, Fox Television, Paramount Television, Buena Vista International Television, Universal Television, LNK, Ecofilmes and Castello Lopes.

        In all of the activities mentioned above, except in the distribution of rights for TV broadcasting, where the free-to-air TV stations are basically supplied by the international market, Lusomundo

Audiovisuais and Lusomundo Cinemas are market leaders in Portugal in terms of the number of movie titles distributed and the number of movie theaters owned.

Competition Facing Lusomundo Media

        The Portuguese market for newspapers and magazines has moved towards consolidation among the main media groups and the disappearance of independent publications. Excluding sports newspapers, Portugal has one of the lowest readership rates in Europe for newspapers and magazines.

        In terms of daily newspapers, Lusomundo Media's "Jornal de Notícias" and "Diário de Notícias" have been dealing with more direct competition from "Público" (Sonae Group) and "Correio de Manhã" (Cofina Group).

        The Portuguese magazine market has been particularly active in the last ten years. Lusomundo Media's current portfolio includes six magazines aimed at different audiences, as follows:

Segment	Magazine
News	"Grande Reportagem"
Travel	"Volta ao Mundo" "Evasões"
Information/technology	"Playstation2"
General interest	"National Geographic Magazine" "Notícias Magazine"

        With a per issue circulation in excess of 190,000 copies, "Notícias Magazine" (distributed on Sundays with Lusomundo Media's newspapers, "Diário de Notícias", "Jornal de Notícias" and "Diário de Notícias da Madeira") is the market leader.

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

        Law 91/97 of August 1, 1997, known as Law 91 or the Basic Law of Telecommunications, provides the legislative framework and the basis for telecommunications regulation in Portugal. This law was enacted to implement the European Commission's legal framework for the opening of the telecommunications sector in the European Union to full competition. Law 91 provided for the opening of the Portuguese telecommunications market, including public switched wireline telephone services and related infrastructure, to full competition, as of January 1, 2000. It also established the legislative framework for the transition to a fully competitive telecommunications sector in Portugal.

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

        Law 91, our Concession and Decree Law 458/99 of November 5, 1999, which implemented the EU universal service regulation, impose on us universal service obligations in Portugal. Currently, we are the only telecommunications company in Portugal subject to these universal service obligations. See "—Universal Service Obligations", below. Law 91 imposes on the operators of public telecommunications networks an obligation to permit the use of their networks by other network operators and service providers on terms and conditions that are determined competitively and without discrimination. It also prohibits unfair competitive acts and abuse of a dominant position by a network operator or service provider. Law 91 has been changed by Law 29/2002 of December 6, 2002, which enabled the sale of the ownership of the basic network assets to PT Comunicações on December 27, 2002. See "—Summary of Our Concession and Existing Licenses—Our Wireline Concession" and "Item 8—Financial Information—Legal Proceedings". Law 91 also codified our right to use public rights-of-way free of municipal fees and taxes. Decree Law 458/99 (Universal Service) and Decree Law 415/98, which implemented the EU Interconnection Directive in Portugal, address the pricing mechanism and the financing procedures regarding universal service obligations. According to our new Concession Agreement, PT Comunicações should be compensated for losses if the rights-of-way regime changes.

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service obligations and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Until the new EU framework for electronic communications networks and services has been fully implemented in Portugal, decree laws 458/99 and 415/98, which implemented former EU directives and regulations on universal service obligations and interconnection, will continue to govern in Portugal. Law 91 was revoked on February 10, 2004, simultaneously with the enactment of Law 5/2004 adopting the new EU framework. However, until Law 5/2004 has been fully implemented in Portugal, the existing regulatory regime established by Law 91 will continue to govern.

        Four of the directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 by the Portuguese Parliament and Government as Law 5/2004 and will be implemented through regulations by the Portuguese regulator, ANACOM. The fifth data protection directive is expected to be adopted into law in Portugal shortly.

        The final implementation of the new EU framework will change the current regulatory framework applicable to us. The new EU directives and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets which may be subject to "ex ante" regulation, will result in significant changes and refinements to the current regulatory regime applicable to us in Portugal.

        Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of 18 relevant retail and wholesale markets identified by the European Commission. Since we are active in many of these markets, the new regulatory regime could result in an increase in the regulatory measures affecting our businesses and operations.

        According to Articles 7, 14 and 16 of the new EU framework directive, ANACOM must analyze the 18 retail and wholesale markets and identify which electronic communications operators and service providers it considers to have significant market power in such markets in Portugal and notify the European Commission with respect to its findings.

        ANACOM has started its analysis of 16 of the 18 retail and wholesale markets. ANACOM considers the PT group to have significant market power in the following: (i) retail markets—access to the public telephone network at a fixed location (residential and business); publicly available local and/or national telephone services provided at a fixed location (residential and business); and publicly available international telephone services provided at a fixed location (residential and business); and (ii) wholesale markets—call origination on the fixed telephone network provided at a fixed location and call termination on individual public telephone networks provided at a fixed location. ANACOM has notified the European Commission regarding its conclusions about the markets it has already analyzed.

        In addition to the PT group, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Final decisions with respect to the existence of significant market power in each of the relevant markets is expected during the course of 2004.

        ANACOM has not yet started the analysis of the 2 remaining wholesale markets.

        In addition, certain other aspects of the former regulatory scheme, such as the basis upon which we and other operators in Portugal can use public rights of way and the rules governing access to ducts, may be subject to further review and changes, and have been opened by ANACOM to public comment. Overall, however, we believe that the new framework will permit an increasingly flexible approach to regulation as competition develops in Portugal. Until the implementation of the new EU regulatory regime at a national Portuguese level, the measures adopted under the former regulatory regime will continue to apply to us.

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

        Over the past several years the Portuguese government has substantially increased the autonomy of ANACOM and allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under our Concession, including our obligations to supply public switched wireline telephone services, leased lines and other services to our competitors on a timely basis. ANACOM has, from time to time, addressed complaints against us by our competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on our businesses or operations. ANACOM's decisions are subject to possible reconsideration and can be submitted for judicial review.

        EC Commission.    Most of the EU competition rules have the force of law in all EU member states and therefore apply to us in Portugal. The current priority of the EC Commission is to ensure that EU member states fully and correctly implement EU requirements in national law. The EC Commission routinely monitors the status of EU member states in implementing EU directives.

        The Directorate-General for Competition of the EC Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Amsterdam, also known as the EC Treaty, relating to competition in the EU. Article 81 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU. Article 82 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. To the best of our knowledge, there are currently no material complaints relating to our activities or the regulatory framework of the Portuguese government pending before the Directorate-General for Competition.

        We understand that at the end of 2001 the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provides PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess the potential outcome and implications, if any, for us, of such communications. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. Proceedings to implement this new regime are currently in progress, but until such time as the new regime is implemented fully, the existing rights-of-way regime will continue to govern.

        Autoridade da Concorrência.    Our activities are also overseen by Autoridade da Concorrência (formerly Direcção Geral do Comércio e da Concorrência, or DGCC), a new agency with responsibility for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. We expect the Autoridade da Concorrência to take a more active role in matters relating to pricing and to the determination of which companies have "significant market power" and the regulatory implications for such companies.

        On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and margin squeezes. The potential penalty for such practices could be as high as 10% of our turnover in the preceding fiscal year. As far as we are aware, this administrative investigation is still in a preliminary stage involving document collection and review. We expect that the next phase could involve the Autoridade da Concorrência either (i) requesting that we provide them with additional information regarding the documents they seized in February 2004 or (ii) formally charging us with the alleged abusive practices, which would result in an administrative proceeding in which we would defend our position before the competition authority. If we were unsuccessful in our defense, the competition authority could issue a fine in connection with such abuses. We are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Commerce Court. To our knowledge, the Autoridade da Concorrência has not yet reached any decision on his matter. See "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties" and "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

        To our knowledge, there are also several other complaints relating to our activities pending before the Autoridade da Concorrência, including complaints against: (i) Telepac regarding alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL for alleged refusal to supply advertising space; (iii) TMN by Optimus for alleged abuse of dominant position in the call termination market; (iv) "Jornal de Notícias" for alleged predatory pricing and price discrimination regarding regional advertising; and (v) PT Comunicações for alleged anti-competitive practices in the public market. The Autoridade da Concorrência has initiated requests for information with respect to these complaints.

Pricing of Wireline Services

        Decree Law 458/99 required that ANACOM, DGCC and the provider or providers of the universal service in Portugal enter into a new pricing convention that governed only prices for services that we provided under universal service obligations. We are currently the only universal service provider in Portugal. See "—Universal Service Obligations", below. On December 30, 2002, we, ANACOM and the DGCC entered into a new pricing convention pursuant to article 11 of Decree Law 458/99. The pricing convention establishes the price regime applicable to the following universal services provided by PT Comunicações: (i) wireline services for subscribers, including traffic and subscription to analog lines within Portugal; and (ii) wireline services for public pay telephone calls made within Portugal, as well as making telephone directory and information services available. In addition, the new pricing convention governs certain obligations of PT Comunicações to provide services to retirees, low income pensioners, low consumption residential users and customers with special needs.

        Under the pricing convention, the prices of universal services will be adjusted based on actual costs, and the prices charged must comply with transparency, non-discrimination and affordability principles and ensure that all users have access to such services. As a result, PT Comunicações must maintain a system of cost accounting, which will enable it to monitor the costs of the services it provides, and it must publicize current prices. For wireline subscribers, the pricing regime means that the weighted average variation of the prices they paid for domestic services did not exceed CPI-2.75 p.p. for 2003. PT Comunicações is also obligated under the pricing convention to make available an optional pricing plan for the benefit of residential customers with low consumption and for low income pensioners.

        The pricing convention expired on December 31, 2003. However, according to new Law 5/2004, until the full implementation of the new universal pricing regime, to be established in accordance with the new EU framework, the rules governing domestic prices established by the preceding pricing convention remain in effect. As a result, the average variation of domestic prices in 2004 will not exceed CPI-2.75.

        On May 7, 2004, ANACOM and the Directorate General for Enterprise (DGE) approved the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with the price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices will be effective as of August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively. See "—Our Businesses—Wireline Business".

        Other Requirements.    The regulatory framework requires PT Comunicações to submit periodic reports on quality of service and comply with the specified indicators. Penalties may occur if we do not achieve such indicators. The new pricing convention allows us to discount our prices for wireline telephone services so long as such discounts are offered on a transparent and non-discriminatory basis. In addition, we must offer economy service options to retired pensioners whose household income is less than the national minimum salary level established by the Portuguese government. As of March 2003, these economy service options are being funded by the State budget annually. We must also provide itemized billing records, white page directories and certain other facilities to certain specified categories of subscribers free of charge.

        Interconnection Prices.    Decree Law 415/98 of December 31, 1998, implementing the EU Interconnection Directive, which will continue to govern until Law 5/2004 is fully implemented, sets out a general framework for interconnection. We submitted our reference interconnection offer for the year 2004, which was published on March 31, 2004, to ANACOM. See "—Interconnection", below. We also submitted our reference Internet access offer to ANACOM. See "—Interconnection—Internet Access", below.

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

        The existing EU Interconnection Directive sets out the rules for costing and financing of universal service in a competitive environment. The EU allows EU member states to decide which operators have an obligation to provide universal service. It also describes how these states may allocate any unfair burden that may arise as a result of the universal service obligation. However, it does limit the services that are eligible for any support payments made to the universal service provider, and it requires an incumbent telecommunications operator to justify any amounts payable by other operators to meet its net costs of meeting the universal service obligation.

        Decree Law 415/98, which implemented the EU Interconnection Directive in Portugal, and Decree Law 458/99, which implemented the EU universal service regulation in Portugal, address the pricing mechanism and the financing procedures regarding the universal service obligations, as well as those who must contribute to its cost. Law 91 requires that operators of public telecommunications networks and providers of voice services must contribute to the costs of our universal service obligation. Decree Law 415/98 and Decree Law 458/99 require us to disclose to ANACOM our negative margins involved in meeting the universal service obligations. ANACOM will establish and publish the criteria for contributions to the cost of universal service. It will also determine, on an annual basis, the amounts and timing of contributions by other operators and service providers. Decree Law 458/99 also required that we, ANACOM and the DGCC enter into a new pricing convention governing the prices of services provided pursuant to the universal service obligation. As discussed above, we entered into a new pricing convention on December 30, 2002. See "—Pricing of Wireline Services".

        According to Law 5/2004, enacted to promulgate the new EU framework directive, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. This provision of Law 5/2004 has not yet been implemented.

        On August 21, 2003, ANACOM decided that PT should not be compensated for universal services provided prior to January 2001, because PT had an exclusive right to provide such services prior to that time. PT does not agree with the decision reached by ANACOM and is challenging this decision in the Lisbon administrative court. The court has not yet reached a decision on this matter.

Interconnection

        The existing EU Interconnection Directive established the general conditions for interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power. An operator is presumed to have significant market power if it has more than a 25% share of the relevant market.

        In August 2000, ANACOM declared PT Comunicações to have significant market power in the following markets:

  •
  provision of interconnection;

  •
  provision of wireline telephone networks and/or services; and

  •
  provision of leased lines.

        ANACOM has declared our Portuguese mobile services subsidiary, TMN, to have significant market power in the provision of mobile networks and mobile telephone services. ANACOM also declared TMN's competitor, Vodafone Portugal, to have significant market power in these markets.

        As a result of the enactment of Law 5/2004, the regulatory framework with respect to interconnection and significant market power established by the EU Interconnection Directive is in the process of being revised in Portugal. After a public comment period, ANACOM adopted a draft measure on May 7, 2004 on call origination on fixed telephone networks provided at a fixed location and call termination on individual public telephone networks provided at a fixed location and on significant market power designation in these fixed locations, which is expected to be approved by the European Commission shortly.

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

        Under the new billing regime, two different types of billing arrangements with ISPs are possible. Under the first method of billing, PT Comunicações is required to collect revenues on behalf of ISPs from customers that use its wireline network to connect to the Internet, at a price established by the ISPs. The ISPs pay to PT Comunicações a call origination charge and the cost to PT Comunicações of invoicing customers for their minutes of usage at rates set by the ISP, if PT Comunicações is requested to invoice customers on behalf of the ISPs. PT Comunicações remits the revenues that it receives from customers to the ISPs and collects those charges that it is owed by the ISPs. When an ISP does not request that PT Comunicações invoice its customers, PT Comunicações only collects the call origination charge from the ISP. Under the second method of billing, PT Comunicações charges the ISPs a wholesale flat rate. In turn, the ISP bills its own customers for the ISP services. As discussed below in "Item 8—Financial Information—Legal Proceedings—Other Legal Proceedings", PT Comunicações has submitted a claim to the Lisbon administrative court requesting relief from ANACOM's February 2001 administrative act and contesting the legality of such act.

        On March 16, 2004, ANACOM issued an administrative decision requiring that Internet access also be included in our reference interconnection offer for our wireline network. As a result, the billing arrangements between PT Comunicações and ISPs are now governed by two billing regimes: (i) the reference Internet access offer, which is based on ANACOM's administrative decision of February 21, 2001, and (ii) the reference interconnection offer for our wireline business, which is based on ANACOM's administrative decision of March 16, 2004. The primary differences between the two billing regimes relate to origination prices, the manner in which ISP infrastructures are connected to PT Comunicações' wireline network and billing arrangements. The reference interconnection offer for our wireline business has lower origination charges, involves the use of leased lines and does not require PT Comunicações to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their billing arrangements with PT Comunicações.

        The Interconnection Framework.    The existing EU Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. It also requires that operators with significant market power in the provision of wireline telephone network services or of leased lines make interconnection available by publishing a reference interconnection offer which includes interconnection price lists. Interconnection prices must be cost-based and supported by transparent accounting systems. The existing EU Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution.

        Through Decree Law 415/98, the existing EU Interconnection Directive was implemented in Portugal. ANACOM established the basic framework for interconnection agreements. This framework is based on Law 91/97, Decree Law 415/98 and various obligations included in our Concession. All telecommunications companies with significant market power in the provision of wireline telephone networks or services, leased lines or mobile telephone networks or services must:

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

        None of the mobile operators in Portugal has been declared by ANACOM to have significant market power in the national market for interconnection, nor is any mobile operator in Portugal subject to the full interconnection regime. According to Decree Law 415/98, telecommunications companies providing mobile telephone networks and/or services with significant market power in the national market for interconnection are required to offer interconnection prices that are transparent and cost-oriented and do not discriminate between customers. They are also required to maintain a separate accounting system for interconnection activities.

        The last version of the reference interconnection offer for our wireline network in 2004, which was published on March 31, 2004, sets out the overall set of services that PT Comunicações provides to other operators. It also sets forth terms and conditions, including prices, which PT Comunicações uses as a basis for providing interconnection services when requested by other operators.

        Pursuant to Decree Law 415/98, ANACOM is entitled to review and modify our proposed interconnection rates and arrangements in our reference interconnection offer. ANACOM has established in Portugal an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services. We expect that convergence of interconnection rates and practices in Portugal with those in the EU will occur in a step-by-step process over the next several years.

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

Number Portability and Carrier Selection

        An amendment in September 1998 to the EU Interconnection Directive required member states to introduce number portability among telecommunications operators in most EU countries by January 1, 2000. Where implemented, number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. The Portuguese government adopted Decree Law 415/98, which requires us to provide number portability by a date to be set by the government member responsible for telecommunications. PT Comunicações introduced number portability for wireline services on July 1, 2001. Number portability for mobile services was introduced in January 2002.

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

        Number portability and carrier pre-selection are in the process of being revised, and a public comment period was commenced to solicit opinions on this process on March 11, 2004. We expect the results of this process to result in carrier pre-selection being revised to include non-geographical services.

Unbundling of the Local Loop

        On December 18, 2000, the EC Commission approved a regulation requiring wireline network operators to make the local loop between their customers and the local switches on their networks available to competitors. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to rely upon the network operator's relationship with the customers. According to the regulation, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. ANACOM has announced that unbundling of the local loop should be available in Portugal in accordance with the terms of the EC regulation. Our PT Comunicações wholesale unit published its last version of the reference offer for unbundled access to our local loops on September 15, 2003. The reference offer is in accordance with terms established by ANACOM.

        PT Comunicações has made available to its competitors all of the local switches for remote and physical co-location where technical and space conditions are available, 59 of which are co-located.

Internet and Related Services

        Various regulatory developments may affect our Internet businesses. Portugal has adopted Decree Law 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. It is not possible at this time to ascertain the burden that data protection schemes or other self-regulation and content-monitoring requirements may impose on our Internet business.

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

        The Portuguese government approved Decree Law 381-A/97, which implemented the EU Licensing Directive. This decree law requires a separate license to:

  •
  provide public wireline telephone services;

  •
  establish and/or provide public telecommunications networks;

  •
  establish networks or provide services which require the granting of frequencies; or

  •
  conduct operations in which the operator is subject to universal service obligations, interconnection obligations or duties that derive from having significant market power.

        Pursuant to the authorization directive, which is part of the new EU framework, Law 5/2004 has established a new regime, whereby an operator must have a general authorization or license in order to obtain radio spectrum or numbering resources. ANACOM is responsible for issuing regulations to implement the authorization directive. PT Comunicações' Concession will be treated as a general authorization under the new regime.

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

        On December 11, 2002, we agreed to prepay the future rental payments due under the Concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of Concession services to the government in 2025. On December 27, 2002, PT acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 Concession fee in the amount of €16.6 million. As a result of this acquisition, the terms of the Concession have been modified so that PT Comunicações no longer is obligated to pay a concession fee to the Portuguese government and ownership of the network and assets related to the Concession will not revert back to the Portuguese government in 2025. On February 17, 2003, Decree Law 31/2003 was enacted, establishing the basic regulatory principles supporting the terms of our modified Concession. On April 3, 2003, we entered into an agreement formally modifying the terms of our Concession with the Portuguese government.

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

        In addition, after 2010 the Portuguese government may revoke the Concession upon at least one year's notice if it deems such action to be justified in the public interest. In that event, we have the right to compensation in an amount equal to the value of the assets which constitute the infrastructure of the basic telecommunications network, including other of our assets included in our infrastructure development plan, net of depreciation and revaluation. This compensation would be payable prorated over the remaining term of the Concession. We would also be entitled to additional compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the Concession expires. See "Item 3—Key Information—Risk Factors—The Portuguese Government Could Terminate Our Wireline Concession and Licenses".

        Our modified Concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. Further, Law 91/97 codified our right to use the public rights-of-way for our telecommunications infrastructure. Law 91/97 provides that we are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the Concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is being challenged in the Portuguese courts by the Municipality of Oporto. If the legal situation for rights-of-way changes, and PT Comunicações has to pay for these rights, our Concession provides that PT Comunicações should be compensated up to 2025, when the Concession expires. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees".

        Under the former terms of the Concession, we had to pay the Portuguese government a fee of up to 1% of our operating revenues from the services provided under the Concession, after certain deductions. The concession fee for 2000 and 2001 amounted to €21.48 million and €13.20 million, respectively. The fee for 2001 includes an adjustment of the fee for 2000 that amounted to a €4.04 million reduction. As a result of the acquisition of the basic telecommunications network, the terms of the Concession have been modified so that PT Comunicações no longer is obligated to pay a concession fee to the Portuguese government, which in 2002 amounted to €16.6 million and was included in the amount paid for the acquisition of the ownership of the basic telecommunications network property. The Concession also requires us to supply telecommunications services free of charge to certain Portuguese state officials, including the President of the Republic, the President of the Parliament, the Prime Minister and the President of the Supreme Court. In 2001, 2002 and 2003, the value of such services was approximately €0.2 million, €0.1 million and €0.1 million, respectively.

        We have to provide special telephone prices to certain eligible retired and pensioner Portuguese citizens. The costs of providing these special prices are directly reimbursed by the Portuguese government. In addition, we maintained in the new pricing convention the offering of supplementary discounts to certain retired and pensioner Portuguese citizens without reimbursement from the Portuguese government. The cost of such discounts was approximately €13.6 million in 2001, €12.6 million in 2002 and €10.2 million in 2003.

        Under the Concession, we have to establish objectives for the development of our infrastructure and service offerings. This includes indicators of the quality of services to be complied with by us. These objectives must be defined by ANACOM.

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

  •
  a renewable, non-exclusive license, valid until 2015, to be a "Public Telecommunications Networks" operator; and

  •
  due to our reorganization, all the former Telepac licenses, including a data communications license, valid until 2010.

        PT Prime's data communications license authorizes it to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes PT Prime to provide value added services such as electronic data interchange and videotext services. In addition, the license authorizes the company to construct certain networks infrastructure in connection with licensed services. With respect to packet switched data, the data communications license is valid for 30 years and renewable by right thereafter for 15-year periods, unless PT Comunicações' Concession is terminated earlier. The license is valid for 15 years for other data transmission services. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, under Decree Law 381-A/97, and in accordance with the EU licensing regime, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

        In April 1997, ANACOM granted our Telepac subsidiary a license (now held by PT Prime) to provide data communications services using satellite infrastructure.

        In April 1997, ANACOM also granted our Telepac subsidiary a license (now held by PT Prime) to offer voice services to corporate networks and other closed groups of users. This license is valid for 15 years. Other providers of data communications services have also been issued licenses to provide such voice services, including Global One and Oni-Solutions.

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

        Through TMN, we hold a renewable, non-exclusive license to provide traditional and GSM digital mobile telephone services throughout Portugal. This license is valid until 2007 and may be renewed thereafter by authorization of the Portuguese telecommunications regulator. TMN terminated the provision of traditional analog mobile services, after being authorized by the Portuguese regulator, in 1999. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to us. Vodafone Portugal was awarded its license in 1991. Main Road was awarded a license in 1997 and began operations through Optimus in September 1998. In addition to GSM 900 services, all three mobile service operators have been authorized since April 1998 to provide GSM 1800 services in Portugal on substantially similar terms and conditions.

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

        Third Generation Mobile Services Licenses.    In 2000, ANACOM conducted a tender for four licenses for universal mobile telecommunications services, known as UMTS. UMTS services are the European version of the globally accepted technical standards for "third generation" mobile communications. UMTS constitutes a significant advance over the "second generation" digital GSM mobile services currently provided. The "first generation" services were traditional analog mobile services. The broadband capacity of the frequency spectrum to be allocated under the UMTS licenses will enable operators to supply video and Internet content to mobile handsets at higher transmission speeds.

        The UMTS licenses were issued by ANACOM at the end of 2000. The licenses cover all of Portugal and are valid for 15 years. The Ministry of Economy, under direction from ANACOM, initially postponed the mandatory initiation of third generation services by license holders from January 1, 2003 to December 31, 2003. In February 2004, ANACOM issued a decision requiring the initiation of third generation services in 2004. UMTS license holders are required to initiate UMTS services commercially by June 30, 2004. On April 19, 2004, TMN launched UMTS in Portugal, with a service that allows customers to make video calls. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. TMN is providing initial UMTS coverage in Lisbon and Oporto, and plans to extend this coverage progressively to cover the whole of Portugal.

        The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the end of 2000. One of the licenses was also awarded to Oniway, a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services, and, as a result, requested that the Portuguese government repeal the license granted to it in January 2001. The Portuguese government granted this request by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to Oniway be reallocated to them. This request was granted by a special ministerial order in January 2003.

        The tender was for 2x15MHz of paired spectrum in the 1920-1980 MHz / 2110-2170 MHz bands and 5 MHz of non-paired spectrum in the 1900-1920 MHz band for each of the licenses. License holders are required to offer their services to:

  •
  at least 50.7% of the Portuguese population by the end of the first year;

  •
  65.7% by the end of the third year; and

  •
  77.3% by the end of the fifth year.

        To ensure a competitive market develops in the new services, license holders are limited in the amounts of share capital that they and their shareholders may hold of any other license holder. Neither a license holder nor a shareholder of a license holder may hold, directly or indirectly, more than 10% of the share capital of another license holder.

        TV Cabo's Cable Television Authorizations.    Cable television authorizations are issued upon proposal by the member of government responsible for telecommunications and are valid for 15 years. These authorizations permit the construction of the main cable distribution centers as well as cable distribution networks. They also contain quality of service standards and, in most cases, obligations to construct networks capable of reaching 80% of the population of the authorized area. The remaining 20% of the population may request connection at an extra charge. The charges for the provision of cable television services are not subject to regulation.

        Although not public domain assets and not subject to our wireline Concession, the cable television infrastructure that TV Cabo has installed and operates may be subject to reversion or transfer to third parties without compensation. Under the terms of Decree Law 241/97 infrastructure installed on the property of a governmental authority will become part of such authority's property when authorizations granted to cable television operators expire or terminate. Infrastructure installed on the property of a telecommunications operator, including us, will revert to such operator. Also, unless otherwise agreed, infrastructure installed on other property will revert to the property owner.

        TV Cabo holds a total of nine renewable, non-exclusive authorizations to provide cable television services in 125 counties in continental Portugal and the Madeira and Azores Islands. Currently, certain other operators are also authorized to provide cable television services in Portugal. See "—Competition—Competition Facing PT Multimedia's Pay TV and Cable Internet Business".

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

        ANATEL is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the ANATEL Decree. ANATEL is financially autonomous, and administratively independent of the federal government. ANATEL maintains a close relationship with the Ministry of Communications. Any regulation proposed by ANATEL is subject to a period of public comment, which may include public hearings. ANATEL's actions may be challenged in the Brazilian courts under Brazilian administrative law. On November 25, 1998, ANATEL enacted "Resolution 73—Regulation of Telecommunication Services," which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

        Concessions and Authorizations.    Prior to January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under bands A and B. Band A and Band B mobile service providers, including Vivo's operating subsidiaries, were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to ANATEL for an authorization to offer such other services.

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

        An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the exploitation of the relevant type of telecommunications service in the private regime. The authorization is granted for an indeterminate period of time. Under the authorization, the government will not guarantee the economic and financial balance, as guaranteed under the concession.

        SMP Regulation.    In November 2000, ANATEL adopted certain regulations for the issuance of new licenses, known as authorizations, to provide wireless communications services through SMP rules to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunications services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated band C, band D and band E. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001 and at the end of 2002.

        Under these new licenses, services were to be provided using the 1,800 MHz frequency, each operator would be able to provide domestic and international long distance services in its licensed area, and existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market, could bid for band C, band D and band E licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers may only bid for band D and band E licenses. A cellular operator, or its controlling shareholders, cannot have geographical overlap between licenses. Current band A and band B cellular service providers could apply for an extra frequency range.

        Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

        Vivo's operating subsidiaries all held concessions prior to the introduction of the SMP regime. Subsequent to its introduction, they have migrated to the new SMP regime and their concessions have been converted into authorizations to use the radio frequency spectrum in their respective bands and provide services in the regions in which they operate. See "—Our Businesses—Brazilian Mobile Business". In order to migrate our services to the SMP regime, Telesp Celular and other operators owned by Vivo were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from their networks.

        Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may either establish a price cap or freely negotiate their interconnection charges. Thereafter, the terms and conditions of interconnection will be freely negotiated between wireless and fixed-line operators, subject to compliance with regulations to be established by ANATEL relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, ANATEL will act as the final arbiter.

        Because ANATEL considers the operators owned by Vivo to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award wireline long distance licenses to the operators owned by Vivo. Though Vivo, through its operating subsidiaries, has requested that ANATEL revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, our operations will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network. However, the interconnection fees that we receive from wireline long distance operators do not fully compensate for the revenues that the operators owned by Vivo would have received from our customers for directly providing long distance services to them, and this has had a negative impact on the overall revenues of Vivo's subsidiaries.

        The SMP regime may change the interconnection fees that other operators currently pay to Vivo's operators as a result of traffic originating on other networks and terminating on the mobile networks of Vivo's operators. The SMP regime permits commercial negotiation of the interconnection rates Vivo's operators charge other operators for the use of the network. Wireline operators have indicated that they may force such rates to be reduced.

        The authorizations consist of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for a second 15-year period upon the payment of an additional license fee.

        Potential Benefits Relating to the SMP System.    According to the General Telecommunications Law and Decree No. 2056/96, control of a concessionaire can only be transferred after five years from the date of privatization in the case of band A concessionaires, or the commencement of services in the case of band B concessionaires. On the other hand, under the SMP system, the authorization or control of the authorized party can be transferred through merger or incorporation of the relevant cellular mobile service provider, whether they are providing services under the band A or band B.

        Obligations of Telecommunications Companies.    As telecommunications service providers, the operators owned by Vivo are subject to regulations concerning quality of service and network expansion, as established in their authorizations and their original concession agreements.

        Any breach by the companies of telecommunications legislation or of any obligation set forth in their authorizations may result in a fine of up to R$50 million.

        Our Brazilian mobile businesses' authorizations impose obligations to meet quality of service standards, such as the system's ability to make and receive calls, call failure rates, the network's capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for assessing these quality service standards on April 23, 2003 (ANATEL Resolution No. 335/03).

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

        Under the SMP system, remuneration for network usage between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full "Bill and Keep", by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

        Rate Regulation.    Authorizations continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in Vivo's Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

        The initial price cap agreed to by ANATEL and Vivo's operating subsidiaries in their authorizations was based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in their authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

        Other telecommunications companies that interconnect with and use Vivo's operating subsidiaries networks must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by band A and band B service providers is still subject to a price cap stipulated by ANATEL. This price cap is valid until June 30, 2004, and, thereafter, the terms and conditions of interconnection must be freely negotiated among operators. ANATEL will regulate the conditions for the network usage fee negotiations. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company's network. Band B service providers are subject to price caps established during the auction process for their licenses.

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the principal differences between Portuguese GAAP and U.S. GAAP, as they relate to us, see Notes 36, 37 and 38 to our audited consolidated financial statements. All statements of income and cash flow data presented below for the years ended December 31, 2001 and 2002, and all balance sheet data as of December 31, 2001, reflect the full consolidation of TCP's results of operations with our financial results. However, as a result of the transfer of our interest in TCP to Vivo on December 27, 2002 and our acquisition of a 50% ownership interest in Vivo as of that date, our statement of income and cash flow data presented below for the year ended December 31, 2003 proportionally consolidates the financial results of Vivo and our balance sheet data as of December 31, 2002 and 2003 proportionally consolidate the financial results of Vivo.

Overview

Our Business Reorganization and Revenue Reporting Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided. This current classification is different than that used in prior years. Portugal Telecom's business segments now consist of the following:

•	Wireline Business	Offering wireline services through PT Comunicações, PT Prime and PTM.com, as follows:
		—	Retail business through PT Comunicações and PT Prime, including the fixed line telecommunications service, and, through PTM.com, Internet services to residential customers;
		—	Wholesale business through PT Comunicações; and
		—	Data and corporate business through PT Comunicações and PT Prime, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.

•	Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.

•	Brazilian Mobile Business(1)	Offering mobile services, such as voice, data and Internet-related services, through Vivo and its subsidiaries, including:
		—	Telesp Celular, which operates in the Brazilian state of São Paulo;
		—	Global Telecom, which operates in the Brazilian states of Paraná and Santa Catarina(2);
		—	Tele Centro Oeste, which operates in the Northern and Midwestern regions of Brazil(3);
		—	Tele Sudeste Celular, which operates in the Brazilian states of Rio de Janeiro and Espírito Santo;
		—	Tele Leste Celular, which operates in the Brazilian states of Bahia and Sergipe; and
		—	CRT Celular, which operates in the Brazilian state of Rio Grande do Sul(4).

•	Multimedia Businesses	Offering multimedia and Internet-related services for the residential market through PT Multimedia and its subsidiaries, including:
		—	Cable and satellite television through TV Cabo;
		—	Broadband Internet access through cable modem provided by TV Cabo;
		—	TV programming activities through PT Conteúdos and its subsidiaries and affiliates;
		—	Cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais;
		—	Cinema exhibition through Lusomundo Cinemas; and
		—	Production and distribution of daily newspapers, news radio and a diverse range of magazines through Lusomundo Media.

•	Other	International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS, S.A. holding company, including:
		—	PrimeSys, providing data communications services in Brazil;
		—	Mobitel, providing call center services in Brazil;
		—	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands;
		—	Medi Telecom, providing mobile telecommunications services in Morocco(4);
		—	Unitel, providing mobile telecommunications services in Angola(4);
		—	Mascom Wireless, providing mobile telecommunications services in Botswana;
		—	CTM, providing fixed and mobile telecommunications services in Macao(4); and
		—	Instrumental companies, including PT Sistemas de Informação, PT Inovação, PT Pro, PT Compras and PT Contact.

(1)
During the year ended December 31, 2002, we offered mobile services in the Brazilian market through Telesp Celular, Global Telecom and Celular CRT. On December 27, 2002, PT's interest in these subsidiaries was transferred to Vivo in exchange for a 50% interest in Vivo. As a result, we now proportionally consolidate the financial results of Vivo. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

(2)
We accounted for this investment during 2002 and 2001 using the equity method.

(3)
On April 25, 2003, TCP acquired a controlling interest in TCO. As a result, TCO's assets and liabilities as of December 31, 2003 are reflected in our consolidated balance sheet as of that date through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003 are reflected in our consolidated statement of income and cash flow data for the year ended December 31, 2003 through our proportional consolidation of Vivo's statement of income and cash flow data.

(4)
We account for these investments using the equity method.

        We discuss and analyze our financial condition and results of operations in this section according to the new classification of our business segments used for the year ended December 31, 2003, which primarily reflects the transfer of PTM.com's results for the year ended December 31, 2003 to the wireline business segment, following PT Multimedia's sale of PTM.com to us in October 2002. For comparative purposes, financial results by business segment discussed below for the years ended December 31, 2001 and 2002 have been reclassified in order to reflect the new composition of each business segment, except for the financial results of the Brazilian Mobile business segment for the years ended December 31, 2001 and 2002, which continue to fully consolidate TCP's results. See "—Consolidation Treatment of Vivo" below and "Item 4—Information on the Company—Our Businesses—Business Units".

Consolidation Treatment of Vivo

        On December 27, 2002, we transferred our interest in TCP to our mobile joint venture with Telefónica Móviles in Brazil, originally named Brasilcel and rebranded Vivo in April 2003. We hold a 50% interest in Vivo, which now holds directly the following investments:

  •
  the controlling interest in TCP (which holds 100% of Telesp Celular, 100% of Global Telecom since December 27, 2002 and 86.6% of the voting shares of TCO since November 18, 2003, including treasury shares owned by TCO) and a minority interest in Celular CRT Participações (which holds 100% of CRT Celular), which we used to hold; and

  •
  the controlling interest in Tele Sudeste Celular Participações (which has 100% of the mobile operators in the Brazilian states of Rio de Janeiro and Espírito Santo), Tele Leste Celular Participações (which holds 100% in the mobile operators in the Brazilian states of Bahia and Sergipe) and Celular CRT Participações, which Telefónica Móviles used to hold.

        Since the transaction occurred at the end of 2002, our statement of income and cash flow data for the years ended December 31, 2002 and 2001 continued to fully consolidate the financial results of TCP, but our consolidated balance sheet at December 31, 2002, proportionally consolidated 50% of the assets and liabilities of Vivo rather than fully consolidating those of TCP. In 2003, we proportionally consolidate the financial results of Vivo in our consolidated financial results.

        On April 25, 2003, TCP acquired a controlling interest in Tele Centro Oeste, or TCO, a mobile telecommunications operator in the Midwestern and Northern regions of Brazil. As a result, TCO's assets and liabilities as of December 31, 2003 are reflected in our consolidated balance sheet as of December 31, 2003 through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003 are reflected in our consolidated statement of income and cash flow data for the year ended December 31, 2003 through our proportional consolidation of Vivo's statement of income and cash flow data.

Changing Composition of Our Operating Revenues

        The composition of our operating revenues, excluding the change in our accounting treatment of fixed-to-mobile traffic, has been changing in recent years. Mobile services, data and business solutions and multimedia services, such as Cable TV, have been growing rapidly in Portugal. Revenues from fixed line telephone services, particularly voice services, account for a decreasing share of our total operating revenues. The decrease in our fixed line telephone services revenues since 1998 reflects the migration of users from fixed line voice services to mobile voice services in Portugal, as well as price reductions. We expect these changes in the composition of our revenues to continue.

        Wireline revenues accounted for 37.0% of total operating revenues in 2003, 40.7% in 2002 and 42.1% in 2001. The proportion of our total operating revenues derived from the provision of mobile telephone services in Portugal and Brazil accounted for, on a combined basis, 46.9% in 2003, 44.5% in 2002 and 44.9% in 2001. The trends above are affected by the devaluation of the Brazilian Real, since a substantial part of our mobile telephone operations are in Brazil. Had the Brazilian Real not declined in value relative to the Euro, revenues from mobile telephone services would have represented a higher proportion and wireline revenues would have represented a lower proportion of our total operating revenues in these periods. Wireline revenues currently include retail, wholesale and data and corporate revenues. The proportion of our operating revenues attributable to our wireline retail business accounted for 24.3% in 2003, 26.3% in 2002 and 28.6% in 2001. The proportion of our operating revenues attributable to our wireline wholesale business accounted for 5.5% in 2003, 6.7% in 2002 and 6.2% in 2001. The proportion of our operating revenues attributable to our wireline data and corporate business represented 3.9% in 2003, 4.0% in 2002 and 3.5% in 2001. The proportion of our total operating revenues attributable to our multimedia businesses accounted for 11.8% in 2003, 11.1% in 2002 and 10.0% in 2001.

        Changes in the Portuguese telecommunications market are causing changes to the split of revenues among business units within our group. As mobile services in Portugal are increasingly utilized as a substitute for fixed line services, these revenues migrate from the wireline business to our mobile business in Portugal, as well as to other mobile operators.

Internet Interconnection Charges

        On February 21, 2001, ANACOM issued an administrative act instructing PT Comunicações to submit a reference Internet access offer proposal changing its billing structure for the interconnection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and establishing maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. This administrative decision instructed PT Comunicações to implement the new billing regime by May 31, 2001. PT Comunicações published its reference Internet access offer on March 1, 2001 and, since that time, has modified how it accounts for revenues attributable to the interconnection of ISPs to its fixed line network. See "Item 4—Information on the Company—Regulation—Interconnection". We believe that PT Comunicações is in full compliance with ANACOM's administrative decision.

        Under the February 2001 billing regime, two different types of billing arrangements with ISPs are possible. Under the first method of billing, PT Comunicações is required to collect revenues from customers who use its fixed line network to connect to the Internet on behalf of ISPs, at a price established by the ISPs. The ISPs pay PT Comunicações a call origination charge and the cost of invoicing customers for their minutes of usage at rates set by the ISPs, if PT Comunicações is requested to invoice customers on behalf of the ISPs. PT Comunicações remits the revenues it receives from customers to the ISPs and collects those charges that it is owed by the ISPs. When an ISP does not request that PT Comunicações invoice its customers, PT Comunicações collects only the call origination charge from the ISP. Under the second method of billing, PT Comunicações charges the ISPs a wholesale flat rate. In turn, each ISP bills its own customers for the ISP services. Prior to the introduction of this billing regime, PT Comunicações established the rates for Internet interconnection and collected the revenues for such interconnection from customers who used its fixed line network to connect to the Internet. PT Comunicações retained 65% of all such revenues received and remitted 35% to the ISPs. This billing regime reduces revenues of our wireline business.

        We are currently contesting the legality of the February 21, 2001 ANACOM administrative decision that governs the Internet interconnection billing regime. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001. See "Item 8—Financial Information—Legal Proceedings".

        On March 16, 2004, ANACOM issued an administrative decision requiring that Internet access also be included in our reference interconnection offer for our wireline network. As a result, the billing arrangements between PT Comunicações and ISPs are now ruled by two billing regimes: (i) the reference Internet access offer, which is based on ANACOM's administrative decision of February 21, 2001, and (ii) the reference interconnection offer for our wireline business, which is based on ANACOM's administrative decision of March 16, 2004. The primary differences between the two billing regimes relate to origination prices, the manner in which ISP infrastructures are connected to

PT Comunicações' wireline network and billing arrangements. The reference interconnection offer for our wireline business has lower origination charges, involves the use of leased lines and does not require PT Comunicações to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their billing arrangements with PT Comunicações. See "Item 4—Information on the Company—Regulation—Interconnection". As a result, this administrative decision may reduce revenues of our wireline business.

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

        In 2003, we reduced our workforce in Portugal by 1,530 employees. See "Item 6—Directors, Senior Management and Employees—Work Force Reductions". We expect these workforce reductions to decrease our labor costs and increase productivity. Workforce reductions in our fixed line telephone services will continue to be a significant part of our cost management in 2004. We believe that the productivity of our fixed line telephone service unit is commensurate with European standards generally. We believe that there is potential for further efficiency gains as a result of the continued implementation of the current cost reduction programs and network modernization, as well as management's continuous efforts to identify other areas to improve our efficiency.

Competition and Pricing

        Changes in the competitive environment in Portugal have led to a significant reshaping of our domestic businesses, a process that we expect will continue in coming years.

        We face substantial and increasing competition. In the past we experienced limited or no competition in our principal business areas, except in our mobile business units. Since January 1, 2000, the telecommunications sector in Portugal has been open to full competition.

        Our wireline telephone services face increasingly strong competition from mobile operators and other providers of wireline services. This resulted in decreases in revenues in wireline telephone services in 2003, 2002 and 2001. The market for mobile telephone services provided by TMN, our mobile subsidiary in Portugal, and by TMN's competitors, Vodafone Portugal and Optimus, has been growing at a fast pace. By the end of 2003, there were already approximately 89.8% active mobile telephone cards per 100 inhabitants in the Portuguese market, more than the number of wireline main lines. This growth comes as more residential subscribers of wireline services add additional mobile phones for family members and as businesses add additional mobile telephones for their employees.

        One of the principal ways that mobile operators compete with our wireline telephone and mobile services is through pricing. From January 1, 1999, mobile operators have been allowed to establish direct international interconnections with mobile and wireline networks abroad and to by-pass our wireline network. Since then, Optimus, Vodafone Portugal and TMN have launched strong marketing campaigns for their international telephone services. Pricing competition is also increasing for domestic calls. See "Item 4—Information On The Company—Competition".

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

        The most recent version of our reference offer for local loop unbundling was published on September 15, 2003. PT Comunicações has made available to its competitors all of the local switches for remote and physical co-location, including co-mingling, where technical and space conditions are available, 59 of which are co-located. Our competitors are now able to gain access to our network's local loops, giving them direct access to our customers. In addition, following the liberalization of wireline telephone services in 2000, steps have been taken towards full liberalization of the market since the first quarter of 2001. On January 1, 2001, carrier pre-selection was introduced for local and regional calls. Number portability for wireline services was implemented on July 1, 2001. These changes to the wireline telephone services market have intensified competitive pressures on our wireline telephone services business, including pricing. See "Item 4—Information on the Company—Regulation".

Market and Economic Developments in Brazil

        A material portion of our business, prospects, financial condition and results of operations is dependent on general economic conditions in Brazil. Since 1998, we have made significant investments in telecommunications operators such as TCP, and in December 2002, we and Telefónica transferred our investments in Brazilian mobile operators to a 50/50 joint venture, Vivo, the largest provider of mobile telecommunications in the Brazilian market. The following significant factors have the potential to impact negatively our investments in Brazil, including Vivo, and our results of operations in Brazil, including Vivo's:

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

        In December 2001, we recorded a provision for impairment amounting to €500 million. This provision included an estimated impairment of our investment in TCP amounting to €1,500 million, net of the estimated tax effect of €1,000 million resulting from the corporate restructuring of our mobile businesses, which was in progress at that date. During the fourth quarter of 2002, this provision was used to offset the impairment in the investment in TCP amounting to €1,141 million, following the contribution of this investment to Vivo.

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

        Accounting for long-lived assets.    Fixed assets and intangible assets other than goodwill are recorded at their acquisition cost or revalued amount in the case of certain fixed assets. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition and their useful lives over which the costs of acquiring these assets are charged to the income statement.

        Other intangible assets and plant, property and equipment are depreciated when, due to events and circumstances arising in the period, impairments are identified. The determination of such impairments involves the use of estimates, which include, but are not limited to, the cause, the timing and the amount of the impairment. Among impairment indicators, Portugal Telecom typically considers obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators. When impairment is deemed necessary in the light of those indicators, the recoverable value of the assets is estimated by Portugal Telecom's management. The recoverable value is the higher of the realizable value and the value in use. Impairment tests are performed by group of assets by comparing the recoverable value and the carrying value (when an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value).

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

        Goodwill.    The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and the liabilities assumed. Such an allocation is based on management's judgment. The useful lives assigned to different goodwill are estimates based on management's assumptions and defined objectives at the time of the acquisition. As of December 31, 2003, the net book value of goodwill recorded in our balance sheet was approximately €1,284.2 million.

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

        Deferred taxes.    As of December 31, 2003, Portugal Telecom recorded deferred tax assets amounting to approximately €998.1 million, net of valuation allowances and deferred tax liabilities. This balance consists primarily of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and (ii) tax losses carried forward mainly resulting from the corporate restructuring undertaken in 2002. The realization of deferred tax assets is reviewed by Portugal Telecom's management using each entity's tax results forecast based on budgets and strategic plans. Valuation allowances are considered in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. If Portugal Telecom's management were to consider that certain deferred tax assets for which allowances had been made were to be realized, a previously recorded valuation allowance would be fully or partially reversed.

        Accrued post retirement liability.    As of December 31, 2003, Portugal Telecom recorded an accrued post retirement liability amounting to approximately €1,256.0 million to cover for its unfunded obligations regarding pensions and post retirement health care benefits, net of the related deferrals determined under International Accounting Standard No. 19. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our independent actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. If we and our actuaries were to consider different assumptions from the ones that have been used in the actuarial valuations, the value of our accrued post retirement liability and related costs could differ from the amounts recorded in our financial statements.

        Provisions for other risks and charges.    Provisions are recorded when, at the end of the period, there is an obligation of Portugal Telecom to a third party which is probable or certain to create an outflow of resources to the third party, without at least equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practice of Portugal Telecom or from public commitments having created a legitimate expectation for such third parties that Portugal Telecom will assume certain responsibilities.

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

        Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount provisioned at the closing date.

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

        Unbilled expenses related with telecommunications costs incurred during the period are also estimated based on the traffic information regarding the usage of other operators' networks during the period and the prior month's pattern of telecommunications costs.

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

Results of Operations

        Our operating results reflect the changing patterns in our business described above in "—Overview". The key changes over the course of 2001, 2002 and 2003 include:

  •
  increasing revenues from mobile services and from pay TV and Internet services;

  •
  decreasing wireline telephone service revenues; and

  •
  a high level of work-force reduction program costs in 2001 and 2003, as we focus on increasing the efficiency of our wireline businesses.

        The following tables set forth the operating revenues of each of our major business lines, as well as our major operating costs and expenses, the years ended December 31, 2001, 2002 and 2003.

	Year Ended December 31,
	2001		2002			2003
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
Operating Revenues
Wireline Businesses	2,412.1	42.12%	(5.74%)	2,273.6	40.73%	(5.96%)	2,138.1	37.02%
Retail	1,639.2	28.62%	(10.59%)	1,465.6	26.25%	(4.26%)	1,403.1	24.29%
Wholesale	356.2	6.22%	4.29%	371.5	6.65%	(15.18%)	315.1	5.45%
Data and Corporate	201.7	3.52%	12.02%	225.9	4.05%	0.33%	226.7	3.92%
Directories	136.8	2.39%	1.75%	139.1	2.49%	(2.19%)	136.1	2.36%
Sales	43.0	0.75%	(19.04%)	34.8	0.62%	5.66%	36.8	0.64%
Other	35.3	0.62%	4.14%	36.8	0.66%	(44.54%)	20.4	0.35%
Domestic Mobile Business
(TMN)	1,171.9	20.46%	8.08%	1,266.6	22.69%	6.32%	1,346.7	23.32%
Services	1,007.9	17.60%	12.38%	1,132.7	20.29%	7.10%	1,213.2	21.00%
Sales	164.0	2.86%	(18.35%)	133.9	2.40%	(0.27%)	133.5	2.31%
Brazilian Mobile Business
(Vivo)	1,401.2	24.47%	(13.10%)	1,217.6	21.81%	11.82%	1,361.5	23.57%
Services	1,178.7	20.58%	11.04%	1,048.6	18.79%	4.31%	1,093.8	18.94%
Sales	222.5	3.88%	(24.04%)	169.0	3.02%	58.43%	267.7	4.64%
Multimedia Businesses
(PT Multimedia)	571.2	9.97%	8.88%	621.9	11.14%	9.90%	683.5	11.83%
Pay-TV and Cable Internet	280.6	4.90%	30.79%	367.0	6.57%	17.77%	432.2	7.48%
Audiovisuals	107.0	1.87%	3.46%	110.7	1.98%	(2.71%)	107.7	1.86%
Media	173.8	3.03%	(22.61%)	134.5	2.41%	6.77%	143.6	2.49%
Other	9.7	0.17%	1.03%	9.8	0.18%	(99.5%)	0.1	0.00%
Other	170.3	2.97%	18.76%	202.2	3.62%	21.81%	246.3	4.26%
Services	150.1	2.62%	29.21%	194.0	3.48%	23.83%	240.2	4.16%
Sales	20.2	0.35%	(59.09%)	8.2	0.15%	(25.68%)	6.1	0.11%
Total Operating Revenues	5,726.6	100.00%	(2.53%)	5,582.0	100.00%	3.48%	5,776.1	100.00%
Operating costs and expenses, excluding depreciation and amortization
Wages and salaries	668.6	11.68%	3.92%	694.8	12.45%	1.60%	705.9	12.22%
Post retirement benefits	140.7	2.46%	30.21%	183.2	3.28%	21.68%	222.9	3.86%
Costs of telecommunications	715.1	12.49%	(12.89%)	622.9	11.16%	(5.75%)	587.1	10.17%
Costs of products sold	619.8	10.82%	(25.35%)	462.7	8.29%	18.91%	550.2	9.52%
Marketing and publicity	142.0	2.48%	(23.38%)	108.8	1.95%	30.45%	141.9	2.46%
General and administrative	998.9	17.44%	(7.35%)	925.6	16.58%	4.43%	966.5	16.73%
Provisions for doubtful receivables, inventories and other	130.7	2.28%	1.61%	132.8	2.38%	(1.47%)	130.8	2.26%
Other	186.7	3.26%	18.80%	221.8	3.97%	(8.48%)	203.0	3.51%
Total operating costs and expenses, excluding depreciation and amortization	3,602.6	62.91%	(6.94%)	3,352.5	60.06%	4.65%	3,508.4	60.74%

Operating income before depreciation and amortization (EBITDA)	2,124.0	37.09%	4.97%	2,229.5	39.94%	1.71%	2,267.7	39.26%
Depreciation and amortization	956.2	16.70%	(0.69%)	962.8	17.25%	(0.92%)	954.0	16.52%
Operating income	1,167.8	20.39%	8.47%	1,266.7	22.69%	3.71%	1,313.7	22.74%
Other expenses, net(1)	1,063.5	18.57%	(48.88%)	543.9	9.74%	(55.81%)	240.3	4.16%
Work Force Reduction Program Costs	183.9	3.21%	(70.80%)	53.7	0.96%	(484.87%)	314.1	5.44%
Extraordinary items(2)	281.1	4.91%	(94.45%)	15.6	0.27%	296.61%	62.0	1.07%
Income before income taxes	(360.7)	(6.30%)	281.18%	653.5	11.71%	6.70%	697.3	12.07%
Consolidated net income before minority interests(3)	(535.3)	(9.35%)	159.13%	316.4	5.67%	0.96%	319.5	5.53%
Consolidated net income	(192.6)	(3.36%)	303.06%	391.1	7.01%	(38.57%)	240.2	4.16%

(1)
In 2003, net other expenses primarily include: (i) net interest expenses, net amounting to €201.8 million; (ii) goodwill amortization amounting to €110.6 million; and (iii) net equity losses in affiliated companies (mainly Medi Telecom) amounting to €19.2 million.

(2)
In 2001, extraordinary items include primarily: (i) a €199.5 million capital gain as a result of the sale of 15.76% of the share capital of PTM.com; (ii) the extraordinary amortization of goodwill of Global Telecom amounting to €132.6 million; (iii) a capital gain of approximately R$90 million (€43.7 million) as a result of the non-monetary transaction involving the exchange of the investment in Zip.Net, S.A. for 17.9% of UOL; and (iv) the recording of a provision for an estimated impairment, amounting to €500.0 million, of Portugal Telecom's investment in TCP. In 2002, extraordinary items include primarily: (i) €50.9 million related with a provision to adjust assets and liabilities in TMN; and (ii) €35.6 million gained as a result of the disposal of certain investments in Telefónica and Deltapress. In 2003, extraordinary items included mainly 51.6 million related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo.

(3)
In 2001 and 2002, net losses applicable to minority interests include primarily the minority interests in TCP and PT Multimedia. In 2001, this item included the minority interest in a gain on disposal of the investment in Zip.Net, S.A. in the non-monetary transaction with UOL. In 2002, net losses applicable to minority interests included the share of minority shareholders in the losses of TCP (€23 million) and PT Multimedia (€61 million). In 2003, income applicable to minority interests include 50% of the share of minority shareholders of Vivo's subsidiaries in their corresponding income (€52 million) and the share of minority shareholders in the income of PT Multimedia (€13 million).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues

        Our operating revenues increased to €5,776.1 million in 2003 from €5,582.0 million in 2002, an increase of 3.5%, primarily as a result of strong revenue growth in our mobile and multimedia businesses in Portugal and in our mobile business in Brazil. This increase was achieved notwithstanding the 20% devaluation of the Brazilian Real's average exchange rate in 2003 as compared to the previous year. Excluding this devaluation, operating revenues would have increased to €6,139.3 million, representing an increase of 10% over 2002.

        Wireline Business (PT Comunicações, PT Prime and PTM.com).    Operating revenues from our wireline business decreased by 6.0% to €2,138.1 million in 2003 from €2,273.6 million in 2002. This decrease was due to the general slow down in economic conditions and the continued substitution of mobile telephone usage in place of wireline telephone services that resulted in lower traffic volumes.

        Retail.    Retail revenues decreased by 4.3% to €1,403.1 million in 2003 from €1,465.6 million in 2002. The reduction was mainly due to the decline experienced in traffic revenues, notwithstanding the improvement in fixed charges, caused by the increase in the monthly fee, the growth of pricing packages and the strong rollout of ADSL throughout the year. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        Wholesale.    Operating revenues from wholesale services decreased by 15.2% to €315.1 million in 2003 from €371.5 million in 2002. This decrease was mainly due to the reduction in interconnection rates and tariffs of wholesale leased lines and the growing use by competitors of their own infrastructures. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        Data and Corporate.    Data and corporate revenues increased by 0.3% to €226.7 million in 2003 from €225.9 million in 2002. This increase resulted primarily from the growth in the number of corporate Internet subscribers and the expansion in Internet and broadband services. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        Domestic Mobile Business (TMN).    Operating revenues from our domestic mobile business increased by 6.3% to €1,346.7 million in 2003 from €1,266.6 million in 2002. This increase reflects the 10.4% increase in the number of TMN's active mobile telephone cards in 2003. There was a 5.7% decrease in average minutes per month per subscriber in 2003 compared with 2002 mainly due to the higher level of penetration and the strong increase of the customer base in the fourth quarter of 2003. We estimate that TMN's revenues per active mobile telephone card decreased by 6.9% in 2003 to an average of approximately €25.2 per month compared to €27.1 per month in 2002. Revenues from sales of handsets decreased 0.3% to €133.5 million in 2003 from €133.9 million in 2002 primarily as a result of the high level of mobile phone market penetration in Portugal. See "Item 4—Information on the Company—Our Businesses—Domestic Mobile Business".

        Brazilian Mobile Business (Vivo).    Operating revenues from our Brazilian mobile business increased to €1,361.5 million in 2003 from €1,217.6 million in 2002. This increase reflects the fact that (i) in 2002, consolidated operating revenues fully consolidate TCP's results, while in 2003 consolidated operating revenues of the Brazilian mobile business segment proportionally consolidate 50% of Vivo's results; (ii) in 2002, Global Telecom was consolidated under the equity method, while in 2003 it was fully consolidated in Vivo's results; and (iii) from May through December 2003, TCO's results were included in Vivo's results as a result of its acquisition by TCP in May 2003. Adjusting revenues for the year ended December 31, 2002 to include eight months of TCO and 50% of Vivo in the Brazilian mobile business, revenues would have been €1,361.5 million in 2003, as compared to €1,459.9 million in 2002. Excluding the devaluation of the Real, revenues would have increased by 16.8% to €1,704.6 million in 2003 due to strong customer growth and price increases. Notwithstanding the challenging economic environment in Brazil, the average revenue per user per month in 2003 was R$39, as compared to R$41 in 2002. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Multimedia Businesses.    Operating revenues from our multimedia businesses increased by 9.9% to €683.5 million in 2003 from €621.9 million in 2002. This increase was largely due to the increase in the number of subscribers of TVCabo and in the number of subscribers using TV Cabo's premium channels (particularly satellite TV subscribers) and broadband services, as a result of which operating revenues from the pay TV and cable Internet business rose by 17.8% to €432.2 million in 2003 from €367.0 million in 2002. Average monthly revenue per pay TV subscriber increased by 5.3% to €19.98 in 2003 from €19.03 in 2002. Revenues from the audiovisuals business in 2003 totaled €107.7 million, a 2.7% decrease over 2002, mainly due to the decrease in the sale of video games. In 2003, Lusomundo Media's revenues reached €143.6 million, a 6.8% increase over 2002, as a result of increased newspaper circulation and product sales promotions, which more than offset the decrease in advertising revenues. See "Item 4—Information on the Company—Our Businesses—Multimedia Businesses".

        Other Businesses.    Operating revenues from our other businesses included in our consolidated financial results increased by 21.8% to €246.3 million in 2003 from €202.2 million in 2002. The increase was mainly the result of the increase in the operating revenues of PrimeSys (€27.2 million) and Mascom (€10.3 million).

Operating Costs and Expenses, Excluding Depreciation and Amortization

        Our operating costs and expenses, excluding depreciation and amortization, increased to €3,508.4 million in 2003 from €3,352.5 million in 2002, an increase of 4.7%. This increase was primarily due to an increase in post retirement benefits, costs of products sold, marketing and publicity and general and administrative expenses.

        Wages and salaries.    Wages and salaries, including employee benefits and social charges, were €705.9 million in 2003, compared to €694.8 million in 2002. This 1.6% increase was primarily due to the in-sourcing of staff from franchised shops of Vivo and the consolidation of PrimeSys in the second half of 2002. In our wireline business, which accounted for 44.4% of consolidated wages and salaries in 2003, there was a 10.4% decrease in wages and salaries as a result of our curtailment program.

        Post retirement benefits.    Costs of post retirement benefits increased by 21.7% to €222.9 million in 2003 from €183.2 million in 2002. The change resulted primarily from an increase in the interest cost component of post retirement benefits resulting from the increase in unfunded liabilities and higher charges resulting from the amortization of actuarial losses deferred in previous years due to lower returns generated by the pension funds compared with the 6% return assumed in the actuarial studies. These actuarial losses are amortized over the expected working life of our active employees which are covered by these benefits (currently 16 years). Post retirement benefits costs do not include curtailment costs related to our work force reduction program. These are treated as an extraordinary item and not as operating costs and expenses and so are not included in our operating income. See "—Work Force Reduction Program Costs" and "—Liquidity and Capital Resources—Post Retirement Benefits".

        Costs of telecommunications.    Costs of telecommunications dropped to €587.1 million in 2003 from €622.9 million in 2002, representing a decrease of 5.7%. This decrease was mainly due to lower fixed-to-mobile and mobile-to-mobile traffic volumes and also to lower mobile-to-mobile interconnection fees. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Wholesale".

        Costs of products sold.    The costs of products sold amounted to €550.2 million in 2003, as compared to €462.7 million in 2002 and represented 9.5% of consolidated operating revenues in 2003, compared to 8.3% in 2002. This increase relates primarily to higher sales of terminal equipment, which in 2003 increased by 40%, mainly related to Vivo.

        Marketing and publicity.    Marketing and publicity costs amounted to €141.9 million in 2003, corresponding to a 30.4% increase over 2002. This increase was mainly the result of a €6 million increase in marketing and publicity costs at TMN (due to increased advertising of new services, namely MMS and I9-Inove) and a €22 million increase in marketing and publicity costs at Vivo (due to the launching of the Vivo brand name and also the promotion of new services).

        General and administrative expenses.    General and administrative expenses include specialized work and subcontracts and various other administrative expenses. This cost item increased to €966.5 million in 2003 from €925.6 million in 2002, an increase of 4.4%, primarily relating to higher commission costs at Vivo.

        Provisions for doubtful receivables, inventories and other.    Provisions for doubtful receivables, inventories and other decreased to €130.8 million in 2003 from €132.8 million in 2002. This decrease of 1.5% is primarily the result of a higher than expected level of collection of doubtful receivables, which had been provided for in previous years, and the effect of the devaluation of the Brazilian Real in relation to the provisions booked by Vivo during 2003.

Operating Income Before Depreciation and Amortization (EBITDA)

        Our EBITDA increased to €2,267.7 million in 2003 from €2,229.5 million in 2002, an increase of 1.7%. This increase was achieved notwithstanding the 20.0% devaluation of the Brazilian Real and is primarily a result of the increase in the EBITDA of TMN and PT Multimedia, which more than offset the lower contribution of the wireline business. Excluding the devaluation of the Brazilian Real, EBITDA would have been €2,401.1 million in 2003, representing an increase of 7.7% from 2002. EBITDA margin (EBITDA as a percentage of total operating revenues) was 39.3% in 2003, as compared to 39.9% in 2002.

        Depreciation and amortization.    Depreciation and amortization decreased by 0.9% to €954.0 million in 2003 from €962.8 million in 2002, mainly as a result of the impact of the devaluation of the Brazilian Real on our share of the depreciation and amortization included in Vivo's results.

Operating Income

        Our operating income increased to €1,313.7 million in 2003 from €1,266.7 million in 2002, an increase of 3.7%. Excluding the devaluation of the Brazilian Real, operating income would have been €1,380.4 million, representing an increase of 9% over 2002. The increase was primarily due to the increase in operating income from our mobile businesses in Portugal (an increase of €51.7 million or 11.5%) and Brazil (an increase of €6.7 million or 2.7%). Operating margin (operating income as a percentage of total operating revenues) was 22.7% in 2003 and in 2002.

Other Expenses, Net

        Other expenses/income, which decreased by 55.8% to €240.3 million in 2003 from €543.9 million in 2002, primarily includes our net financial charges, including net interest and related expenses, foreign exchange losses and gains, goodwill amortization, equity in earnings of affiliated companies, gains/(losses) on sales and disposals of fixed assets and other financial gains and costs.

        Net financial charges increased from €197.1 million in 2002 to €201.8 million in 2003. PT's average cost of debt was 5.45% in 2003, as compared to 5.5% in 2002. Excluding the financing costs in Brazil, the average cost of debt would have been 3.74%.

        Net foreign exchange losses amounted to €41.9 million in 2003, as compared with net foreign exchange gains of €88 million in 2002. The net foreign exchange gains in 2002 relate primarily to the gains obtained in connection with the unwinding of certain derivative instruments.

        Goodwill amortization decreased by 22.6% during 2003 to €110.6 million. This decrease was mainly due to impairment charges recorded in 2002 in connection with the investments in TCP, Global Telecom, Lusomundo, PrimeSys and other smaller Brazilian investments. Goodwill amortization includes mainly the amortization relating to our investments in Vivo (€53 million), Lusomundo (€14.0 million), PT Multimedia (€10.0 million) and PTM.com (€8.9 million).

        Equity in losses of affiliated companies amounted to €19.2 million in 2003, as compared with €160.9 million in 2002. This improvement was primarily due to a significant reduction in our proportion of the losses of Medi Telecom (€24.9 million in 2003 compared with €55.5 million in 2002) and the fact that the financial results of Global Telecom, which were recorded by the equity method of accounting in 2002 (€88.6 million), are now fully consolidated by Vivo in its financial results and accordingly proportionally consolidated in our financial results for 2003. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Net gains from the sale and disposal of fixed assets increased to €28.6 million in 2003 from €4.0 million in 2002. In 2003, this caption includes mainly gains (€38 million) related to the sale of a building in Lisbon to one of PT Comunicações' pension funds. See "—Liquidity and Capital Resources—Post Retirement Benefits".

        Net other financial income amounted to €95.4 million in 2003, as compared to negative €111.7 million in 2002. This increase was mainly due to: (i) gains obtained on the cancellation of certain derivative contracts; (ii) gains from changes in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes but are currently considered for accounting purposes as free standing derivatives; and (iii) a reduction in the provision to cover estimated losses on certain equity swaps, as a result of the rise in the market price of the underlying shares as at December 31, 2003.

Work Force Reduction Program Costs

        Work force reduction program costs increased to €314.1 million in 2003 from €53.7 million in 2002, in connection with the reduction of the work force by 1,530 employees during 2003. See "—Liquidity and Capital Resources—Post Retirement Benefits" and "Item 6—Directors, Senior Management and Employees—Employees—Work Force Reductions".

Extraordinary Items

        Extraordinary items were a net loss of €62.0 million in 2003 as compared with a net loss of €15.6 million in 2002. In 2003, extraordinary items included principally a provision for other risks and costs recorded by PTM, related to estimated losses on the value of fixed assets in connection with the restructuring of the IDTV business, and the acceleration of the digitalization of TV cable services. This provision also covers certain liabilities with third parties and losses on financial investments.

Income Taxation

        Income taxes rose by 12.1% to €377.9 million in 2003 from €337.1 million in 2002. Our income taxes in 2003 included €229 million related to the estimate of income taxes for the year plus €145 million in connection with a one-off accounting adjustment in deferred taxes related to the decrease in the corporate tax rate in Portugal from 33.0% to 27.5%. Excluding the adjustment in deferred taxes in 2003, the effective tax rate would have been 33%. See Note 29 to our Audited Consolidated Financial Statements.

Minority Interests

        Income applicable to minority interest in 2003 amounted to €79.2 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo's subsidiaries (€51.5 million) and to the share of minority shareholders in the net income of PT Multimedia (€13.0 million). In 2002, losses applicable to minority interest amounted to €74.6 million and included primarily the share of minority shareholders in the losses of TCP and PT Multimedia.

Net Income

        Our net income decreased to €240.2 million in 2003 compared to €391.1 million in 2002. This decrease was impacted by (i) curtailment costs of €210.4 million, net of the related tax effect, in 2003, compared to €36.0 million in 2002, and (ii) a one-off accounting adjustment in deferred taxes, related to the decrease in the corporate tax rate in Portugal from 33.0% to 27.5%, which resulted in a €142 million decrease in consolidated net income (net of minority interests).

        Earnings per ordinary and A share in 2003 decreased to €0.19 from €0.31 in 2002 on the basis of 1,254,285,000 shares issued.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues

        Our operating revenues decreased to €5,582.0 million in 2002 from €5,726.6 million in 2001, a decrease of 2.5%, primarily as a result of a reduction in operating revenues from our wireline business in Portugal (€138.5 million) and, due to devaluation of the Brazilian Real, a reduction in revenues recognized at a consolidated level from our Brazilian mobile business (€183.6 million). These results were obtained in the context of the change in the ownership of Internet traffic and a devaluation of the Brazilian Real (R$) of 24.5% in 2002.

        Wireline Business (PT Comunicações, PT Prime and PTM.com).    Operating revenues from our wireline business decreased by 5.7% to €2,273.6 million in 2002 from €2,412.1 million in 2001. This decrease was due to the general slow down in economic conditions, the continued substitution of mobile telephone usage for wireline telephone services, which resulted in lower traffic volumes, the increased levels of competition and the regulatory change in the ownership of Internet access traffic. See "—Overview—Internet Interconnection Charges", above.

        Retail Revenues.    Retail revenues decreased by 10.6% to €1,465.6 million in 2002 from €1,639.2 million in 2001. The reduction was mainly due to the regulatory change of the way we account for fixed-to-mobile traffic required by regulation. See "—Overview—Internet Interconnection Charges", above. Had we not changed the way we account for fixed-to-mobile traffic, retail revenues would have decreased by 8.0% instead of 10.6%.

        Wholesale.    Operating revenues from wholesale services increased by 4.3% to €371.5 million in 2002 from €356.2 million in 2001. This increase was a result of higher demand from new operators with the liberalization of the fixed telephony market and new services as well as quality improvements and competitive pricing. Revenues from interconnection traffic increased by 13.3%, which was offset by a 5.5% reduction in revenues from wholesale leased lines to €113.4 million in 2002 from €120.1 million in 2001. See "—Changing Composition of Our Operating Revenues" above and "Item 4—Information on the Company—Our Businesses—Wireline Business".

        Data and Corporate.    Data and corporate revenues increased by 12.0% to €225.9 million in 2002 from €201.7 million in 2001. This increase in revenues resulted primarily from the increase in the number of customers provided with direct access to transmission services resulting from the new strategic partnership pursuant to which we operate and manage the network of SIBS, and also from the 10.7% increase of leased line capacity to end users, the growth in the number of corporate Internet subscribers and the expansion in Internet and broadband services.

        Domestic Mobile Business (TMN).    Operating revenues from the domestic mobile business increased by 8.1% to €1,266.6 million in 2002 from €1,171.9 million in 2001. This increase reflects the 13.3% increase in the number of TMN's active mobile telephone cards in 2002, as well as a 15.1% increase in total traffic. There was a 5.1% decrease in average minutes per month per subscriber in 2002, as compared with 2001, mainly due to the higher level of penetration and the strong increase of the customer base in the fourth quarter of 2002. We estimate that TMN's revenues per active mobile telephone card decreased by 9.8% in 2002 to an average of approximately €27.1 per month compared to €30 per month in 2001. Revenues from sales of handsets decreased 18.4% to €133.9 million in 2003 from €164.0 million in 2002 due to the high level of market penetration. See "Item 4—Information on the Company—Our Businesses—Domestic Mobile Business".

        Brazilian Mobile Business (Vivo).    Operating revenues from the Brazilian mobile business decreased to €1,217.6 million in 2002 from €1,401.2 million in 2001. This 13.1% reduction was mainly due to the 24.5% devaluation of the Brazilian Real during the period and to lower sales of equipment. Notwithstanding the challenging economic environment in Brazil, the average revenue per user was

R$41 per month, a decrease of 7% compared to 2001. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Multimedia Businesses.    Operating revenues from our multimedia businesses increased by 8.9% to €621.9 million in 2002 from €571.2 million in 2001. This increase was largely due to the increase in the number of subscribers of TV Cabo and in the number of subscribers using TV Cabo's premium channels (particularly satellite TV subscribers), as a result of which operating revenues from the pay TV and cable Internet business rose by 30.8% to €367.0 million in 2002 from €280.6 million in 2001. Average monthly revenue per pay TV subscriber increased by 11.6% to €21.6 in 2002 from €19.0 in 2001. Revenues from the audiovisuals business in 2002 totaled €110.7 million, compared to €107.0 million in 2001, an increase of 3.4%. In 2002, Lusomundo Media's revenues reached €134.5 million, a 22.6% decrease over 2001, due to the fact that Deltapress was no longer consolidated in PT Multimedia's results in 2002, since PT Multimedia's interest in Deltapress had been exchanged for a minority interest in VASP. See "Item 4—Information on the Company—Our Businesses—Multimedia Businesses".

        Other Businesses.    Operating revenues from our other businesses included in our consolidated financial results increased by 18.8% to €202.2 million in 2002 from €170.3 million in 2001. The increase was mainly due to the increase in the operating revenues of Mobitel (€10 million).

Operating Costs and Expenses, Excluding Depreciation and Amortization

        Our operating costs and expenses, excluding depreciation and amortization decreased to €3,352.5 million in 2002 from €3,602.6 million in 2001, a decrease of 6.9%. The reduction in total operating costs and expenses was primarily due to a decrease in costs of telecommunications, costs of products sold, marketing and publicity expenses and general and administrative expenses, which more than offset the increase of 30.2% in post retirement benefits.

        Wages and salaries.    Wages and salaries, including employee benefits and social charges, were €694.8 million in 2002, compared to €668.6 million in 2001. This 3.9% increase was primarily due to the in-sourcing of staff from franchised shops of Telesp Celular and the consolidation of PrimeSys in the second half of 2002.

        Post retirement benefits.    Costs of post retirement benefits increased by 30.2% to €183.2 million in 2002 from €140.7 million in 2001. The change resulted primarily from higher charges resulting from the amortization of actuarial losses deferred in previous years due to lower returns generated by the pension funds compared with the 6% return assumed in the actuarial studies. These actuarial losses are amortized over the expected working life of our active employees which are covered by these benefits (currently 16 years). Post retirement benefits costs do not include curtailment costs related to our work force reduction program. These are treated as an extraordinary item and not as operating costs and expenses and so are not included in our operating income. See "—Work Force Reduction Program Costs" and "—Liquidity and Capital Resources—Post Retirement Benefits".

        Costs of telecommunications.    Costs of telecommunications dropped to €622.9 million in 2002 from €715.1 million in 2001, representing a decrease of 12.9%. The reduction resulted mainly from the effect at PT Comunicações of lower traffic volumes and the change in the ownership of Internet access traffic as of October 2001, as well as the effect of the devaluation of the Brazilian Real in our mobile business in Brazil. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

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

        Marketing and publicity.    Marketing and publicity costs dropped to €108.8 million in 2002 from €142.0 million in 2001, representing a decrease of 23.4%. The reduction of marketing and publicity costs reflects the strict cost control policies adopted during the course of the year and our increased bargaining power in the Portuguese advertising market.

        General and administrative expenses.    General and administrative expenses include specialized work and subcontracts and various other administrative expenses. This cost item declined to €925.6 million in 2002 from €998.9 million in 2001, a reduction of 7.3%. The decrease was primarily a result of cost reduction programs implemented broadly across the Company.

        Provisions for doubtful receivables, inventories and other.    Provisions for doubtful receivables, inventories and other increased to €132.8 million in 2002 from €130.7 million in 2001. This increase of 1.6% is primarily the result of a major level of provisions for bad debts as a consequence of more challenging economic conditions.

Operating Income Before Depreciation and Amortization (EBITDA)

        Our EBITDA increased to €2,229.5 million in 2002 from €2,124.0 million in 2001, an increase of 5.0%. This increase was achieved notwithstanding the 24.5% devaluation of the Brazilian Real and is primarily due to the increase in EBITDA of our domestic and Brazilian mobile businesses, which more than offset the lower contribution from our wireline business. Excluding the devaluation of the Brazilian Real, EBITDA would have been €2,952.7 million in 2002, representing an increase of 39.0% over 2001. EBITDA margin (EBITDA as a percentage of total operating revenues) was 39.9% in 2002, as compared to 37.1% in 2001.

        Depreciation and amortization.    Depreciation and amortization increased by 0.7% to €962.8 million in 2002 from €956.2 million in 2001.

Operating Income

        Our operating income increased to €1,266.7 million in 2002 from €1,167.8 million in 2001, an increase of 8.5%. Excluding the devaluation of the Brazilian Real, operating income would have been €1,355.8 million, representing an increase of 16.1% over 2001. The increase was primarily due to the increase in operating income from our mobile businesses in Portugal (an increase of €55.9 million or 14.3%), and in Brazil (an increase of €99.2 million or 56.1%). These increases were partially offset by a decrease in operating income in our wireline and multimedia businesses. Operating margin (operating income as a percentage of total operating revenues) were approximately 22.7% in 2002, compared with 20.4% in 2001.

Other Expenses, Net

        Other expenses/income, which decreased by 48.9% to €543.9 million in 2002 from €1,063.5 million in 2001, primarily includes our net financial charges, including net interest and related expenses, foreign exchange gains or losses, goodwill amortization, equity in earnings of affiliated companies and other financial gains and costs.

        Net financial charges decreased from €300 million in 2001 to €197 million in 2002, as a result of the €1,000 million reduction in net debt during the year and the reduction in the average cost of debt from 6% in 2001 to 5.5% in 2002.

        Net foreign exchange gains amounted to €88 million in 2002, as compared with net foreign exchange losses amounting to €119 million in 2001. These gains are a result of our efforts to neutralize our U.S. dollar exposure and relate basically to the unwinding of certain derivative instruments.

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

        Equity in losses of affiliated companies amounted to €160.9 million in 2002, as compared with €381.3 million in 2001. This improvement was primarily due to a significant reduction in our proportion of the losses of Medi Telecom (€56 million in 2002 compared with €66 million in 2001) and Global Telecom (€89 million in 2002 compared with €311 million in 2001). The significant improvement in the net income of Global Telecom resulted from better operating performance and the positive impact of the restructuring of its balance sheet completed by TCP following its rights issue in September 2002. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Net other financial expenses amounted to €112 million in 2002, as compared to €144 million in 2001. In 2002 this caption includes the recording of a provision for equity swaps with PT's own shares amounting to €43 million.

Work Force Reduction Program Costs

        Work force reduction program costs decreased by 70.8% to €53.7 million in 2002 from €183.9 million in 2001, as a result of a temporary slowdown during 2002 in the Work Force Reduction Program in the wireline business.

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

Income Taxation

        Income taxes rose by 93% to €337.1 million in 2002 from €174.6 million in 2001. The effective tax rate in 2002 was 51.6%. This effective tax rate resulted from the significant items included in income before taxes that are not subject to taxation, principally the equity accounting in losses of affiliated companies (€160.9 million in 2002) and goodwill amortization (€142.9 million in 2002). Excluding the aforementioned items, net income before taxes in 2002 would have been €957.3 million resulting in an effective tax rate of 35% close the nominal tax rate in Portugal of 33%.

Minority Interests

        The losses applicable to minority interest in 2002 relate basically to the share of minority shareholders in the losses of TCP (€23 million) and PT Multimedia (€61 million).

Net Income

        Our net income increased to €391.1 million in 2002 from a net loss of €192.6 million in 2001. This increase was primarily due to the recognition of a provision for impairment of our financial investment in TCP (€500 million) during 2001.

        Earnings per ordinary and A share in 2002 increased to €0.31 from a negative amount of €0.15 in 2001 on the basis of 1,254,285,000 shares issued.

Liquidity and Capital Resources

Overview

        Sources of Cash Flow.    During 2001, 2002 and 2003, we financed our operations and acquisitions principally from cash generated from operations, equity financings and debt financings. The breakdown of our cash flows for the years ended December 31, 2001, 2002 and 2003 is as set out below:

	2001	2002	2003
Cash flow from operating activities	1,475.4	2,092.3	2,334.0
Cash flow from investing activities	(2,528.6)	(1,009.6)	(459.5)
Cash flow from financing activities	1,839.9	(486.1)	(1,654.1)

Total	786.7	596.6	220.4

        Working Capital.    The investment in working capital for the year ended December 31, 2003 is set out below.

2003
Accounts receivable—trade	83.6
Accounts receivable—other	92.7
Inventories	(33.4)
Deferred costs and other current assets	9.6

Total	152.5

Accounts payable—trade	26.0
Accounts payable—others	26.8
Accrued cost	93.2
Taxes payable	30.9
Deferred income	7.9

Total	184.8

Investment in Working Capital	(32.3)

        We believe that cash generated from operations and bank facilities are sufficient to meet present working capital needs. Our cash and short term investments totaled €2,531.1 million at December 31, 2003, an increase of 11.2% over December 31, 2002. This increase was basically attributable to a strong growth in operating cash flow during the year.

        Investments.    During 2003, our investments in financial assets (including goodwill) amounted to €464.3 million and were mainly related to Vivo's acquisition, through TCP, of a controlling interest in the share capital of TCO (€308 million). We made total investments in 2003, including capital expenditures, of €1,115.9 million, an increase of 10.7% over 2002 (€1,105.2 million). During 2002, we made investments of (i) €348 million relating to the acquisition of the ownership of the basic network in Portugal by PT Comunicações and (ii) €232 million in the Brazilian telecommunications sector in connection with refinancing Global Telecom and the acquisition by TCP of the remaining stake in Global Telecom. See "Item 4—Information on the Company—Our Businesses".

Cash from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities. All of our cash flows from operating activities result from operations conducted by our subsidiaries and not by

Portugal Telecom. The operations of our subsidiaries are described in relation to each business line in "Item 4—Information on the Company—Our Businesses".

        None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Vivo. Such decisions must be made by a majority of the board of directors of Vivo. Telefónica and we each appoint ten of the twenty board members. Accordingly, it will effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

        2003.    Net cash generated from operating activities increased by 11.6% to €2,334.0 million for 2003 from €2,092.3 million for 2002. This increase was due mainly to net receivables relating to income taxes in 2003 of €144.4 million, compared with payments of €289.1 million in 2002, and to the decrease in payments to suppliers (€2,796.6 million in 2003 compared with €2,940.5 million in 2002). The net receivables relating to income taxes in 2003 include €201.2 million relating to the tax payment on account made in 2002 that was reimbursed as a result of the tax losses carryforward by Portugal Telecom.

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

        2003.    Net cash used for investing activities decreased by 54.5% to €459.5 million in 2003 from €1,009.6 million in 2002. The decrease was due to (i) lower cash advances for the acquisition of financial investments (€42.6 million in 2003 compared with €947.5 million in 2002) largely due to the €944.9 million advance made to Global Telecom in 2002, (ii) a decrease in payments resulting from the acquisition of fixed assets (€560.7 million in 2003 compared with €856.0 million in 2002) reflecting the reduction in capital expenditures during 2003, and (iii) a decrease in payments resulting from the acquisition of intangible assets (€55.0 million in 2003 compared with €358.6 million in 2002) resulting from the acquisition of the ownership of the basic network by PT Comunicações in 2002 for €348 million. The decrease in cash used for investing activities was offset by the decrease in the cash receipts, reflecting financial investments (€3.6 million in 2003 compared with €1,311.6 million in 2002), and the payment by Global Telecom in 2002 of intra-group loans granted in previous years totaling €917 million.

        2002.    Net cash used for investing activities decreased by 60.0% to €1,009.6 million in 2002 from €2,528.5 million in 2001. The decrease was due to (i) higher cash receipts from financial investments (€1,311.6 million in 2002 compared with €432.2 million in 2001) as a result of the payment by Global Telecom of intra-group loans granted in previous years totaling €917 million, (ii) a decrease in payments resulting from financial investments (€321.3 million in 2002 compared with €1,690.1 million in

2001) as a result of the acquisition of Global Telecom in 2001 and loans granted to Global Telecom in 2001, and (iii) a decrease in payments resulting from acquisitions of fixed assets (€856.0 million in 2002 compared with €1,211.4 million in 2001) reflecting the reduction in capital expenditures during 2002. The decreases in cash used for investing activities were partially offset by increases in payments resulting from acquisitions of intangible assets (€358.6 million in 2002 compared with €24.6 million in 2001) resulting from the acquisition of the ownership of the basic network by PT Comunicações amounting to €348 million.

Cash from Financing Activities

        Cash flows from financing activities include borrowings and repayments of debt and payments of dividends to shareholders.

        2003.    Net cash used for financial activities was €1,654.1 million in 2003 compared with €486.1 million in 2002. This evolution resulted mainly from the fact that in 2003 the loans repaid exceeded the loans obtained by €619.9 million, whereas in 2002 this difference was €15.5 million; from the increase in dividends paid (from €129.0 million in 2002 to €227.5 million in 2003); and from the increase in cash used in the acquisition of treasury shares in 2003 (from €42.2 million in 2002 to €235.0 million in 2003).

        2002.    Net cash used for financing activities was €486.1 million in 2002 compared with a net cash inflow from financing activities in 2001 of €1,839.9 million. This evolution resulted mainly from the fact that in 2001 the loans obtained exceeded the loans repaid by €2,229.4 million, whereas in 2002 loans repaid exceeded loans obtained by €15.5 million, and also from the increase in dividends paid from €37.8 million in 2001 to €129.0 million in 2002.

Indebtedness

        Our total consolidated indebtedness was €5,746.7 million at the end of 2003, 9.0% less than at December 31, 2002. Our total consolidated indebtedness was €6,313.5 million at December 31, 2002 compared with total indebtedness of €6,747.6 million at the end of 2001.

        Our net indebtedness was €3,215.6 million at December 31, 2003, 20.3% less than at the end of 2002. Our net indebtedness was €4,037.0 million at December 31, 2002 compared with €5,456.1 million at the end of 2001.

        Changes in Structure and Amount of Indebtedness.    The decrease in our net indebtedness at the end of 2003 from December 31, 2002 was principally the result of strong cash flow generation, sound financial management and gains obtained on certain foreign currency derivatives. The level of our net indebtedness decreased by 26.0% at the end of 2002 from December 31, 2001, principally as a result of strong growth in operating cash flow, sound financial management, and the positive exchange translation effect of U.S. dollar and Real denominated debt. See "—Debt Instruments and Repayment and Refinancing of Indebtedness".

        In addition to the decrease in our net indebtedness during 2003, the composition of our indebtedness also changed over that period, with medium- and long-term loans decreasing from 82.7% to 79.3% of our total indebtedness. Short-term indebtedness increased from 17.3% of our total indebtedness to 20.7% of our total indebtedness. See "—Debt Instruments and Repayment and Refinancing of Indebtedness".

        In the table below, we have presented the composition of our consolidated indebtedness as of December 31, 2002 and 2003. We proportionally consolidated Vivo's assets and liabilities (which include those of TCP) at December 31, 2002 and 2003.

	As of December 31, 2002		As of December 31, 2003
Debt	Eur millions	% of total indebtedness	Eur millions	% of total indebtedness
Short term	1,094.4	17.3%	1,191.1	20.7%
Exchangeable bond loans	—	—	450.5	7.8%
Bond loans	285.1	4.5%	124.7	2.2%
Bank loans	257.3	4.1%	293.8	5.1%
Other loans	551.9	8.7%	322.1	5.6%
Medium and long term	5,219.1	82.7%	4,555.6	79.3%
Exchangeable bond loans	1,059.0	16.8%	440.3	7.7%
Other bond loans	2,724.7	43.2%	2,669.1	46.4%
Bank loans	1,289.8	20.4%	1,363.6	23.7%
Other loans	145.5	2.3%	82.5	1.4%

Total indebtedness	6,313.5	100.0%	5,746.7	100.0%

Cash and cash equivalents	2,276.5	36.1%	2,531.1	44.0%

Net debt	4,037.0	63.9%	3,215.6	56.0%

        Maturity.    Of the total indebtedness outstanding as at December 31, 2003, approximately €1,191.1 million is due before the end of December 2004. The remaining €4,555.6 million is medium and long term debt. The average maturity of our loan portfolio is 4.14 years.

        Interest rate.    As at December 31, 2003, 74.9% of our total indebtedness (or 99.8% of our net debt) was in fixed rates, as a result of certain derivatives we entered into in order to reduce our exposure to interest rate risk.

        Credit Ratings.    As at the date of this report, our credit ratings were as follows:

Rating Agency	Credit Rating	Last Update
Moody's	A3	April 15, 2004
Standard & Poor's	A–	September 17, 2003

        As at the date of this report, the only loans of Portugal Telecom with rating triggers (in the event Portugal Telecom is downgraded to below BBB+) are two loans from the European Investment Bank (EIB) totaling €150 million.

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

        On June 7, 1999, we issued €509.4 million in exchangeable bonds. These bonds carry a fixed interest rate of 1.5% per annum and mature in June 2004. In 2000 and 2001, a portion of these exchangeable bonds, amounting to €400,000, was converted to shares of Portugal Telecom. In 2003, through our bond buyback program, we repurchased in the market, and subsequently cancelled, €58.6 million of these convertible bonds. As of December 31, 2003, the amount of such bonds outstanding was €450.5 million. On June 7, 2004, we repaid this exchangeable bond.

        On December 6, 2001, we issued €550 million in exchangeable bonds. These bonds carry an interest rate of 2% per annum and mature in December 2006. They may be converted into an aggregate of 44,360,205 of Portugal Telecom's ordinary shares at a price of €12.40 per share. As of December 31, 2003, the amount of such bonds outstanding, after the cancellation of the €109.7 million of such bonds that we repurchased in the market through our bond buyback program, was €440.3 million.

        In July 2001, we entered into a three-year syndicated loan that amounted to €510 million. This loan carried a floating interest rate of 0.45% over the Euro interbank offered rate (linked to our long-term public credit ratings). The proceeds from this loan and from the bonds issued under our global medium term note program were used to restructure the debt of Telesp Celular and Global Telecom by:

  •
  buying €710 million and €100 million floating rate notes, both issued by Global Telecom and maturing in three years, which were repaid by Global Telecom in 2002;

  •
  subscribing for Telesp Celular international syndicated loans in the amount of US$200 million and €44.6 million (the €44.6 million loan was repaid by Telesp Celular in December 2003, as scheduled);

  •
  subscribing for US$120 million of commercial paper issued by Telesp Celular; and

  •
  buying a floating rate note, maturing in three years, that was issued by TCP to replace commercial paper in the amount of R$900 million maturing in late November 2004, which had been used by TCP to acquire Global Telecom equity.

In January 2003, we cancelled the €560 million syndicated loan, and, in February 2003, we entered into a bilateral loan that amounted to €500 million. This loan matures in February 2005 and carries a floating interest rate of 0.45% over the Euro interbank offered rate (linked to our long-term public credit ratings). It includes financial covenants that are substantially more favorable to Portugal Telecom than the ones included in the €560 million syndicated loan.

        During 2002 and 2003, we repurchased a portion of our own global medium term notes and exchangeable bonds. As mentioned above, we have cancelled all the exchangeable bonds we repurchased. As of December 31, 2003 our short term investments include the following short term debt instruments:

Notional amount
(millions of €)
Global Medium Term Notes
Maturity April 7, 2009	120.5
Maturity February 21, 2006	100.5
Maturity February 16, 2005	15.1

Total	236.1

        We, TMN and Lusomundo Media have in place domestic commercial paper programs totaling €890 million, under which, as of December 31, 2003, there was indebtedness of €296.4 million outstanding.

        Covenants.    Certain EIB loans totaling €690 million contain certain covenants with which we are in full compliance as of the date of this document. As of the date hereof, the main covenants are as follows:

  •
  Credit rating. If, at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must ensure that, from that date onwards, consolidated net debt does not exceed 3.25 times consolidated EBITDA.

  •
  Control of subsidiaries. Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues.

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

        The bilateral loan amounting to €500 million entered into in February 2003 contains customary covenants, in addition to a "control of subsidiaries" clause similar to the one described above and an obligation to ensure that consolidated net debt does not exceed 4.5 times consolidated EBITDA.

        In addition, as of December 31, 2003, the global medium term notes, the exchangeable bonds and the bilateral loan included certain restrictions on the granting of pledges over Portugal Telecom's consolidated assets in order to secure any loan or obligation to third parties.

Post Retirement Benefits

        The following table shows the amount of net liabilities for post retirement benefits recorded on our balance sheets at December 31, 2001, 2002 and 2003:

	As of December 31,
	2001	2002	2003
	(EUR millions)
Pension liabilities	1,173.9	590.1	730.9
Post retirement health care liabilities	636.1	471.3	525.1

Total liability for post retirement benefits	1,810.0	1,061.4	1,256.0
Deferred costs—post retirement benefits	761.9	—	—
Deferred income—post retirement benefits	23.0	—	—

Net liability for post retirement benefits	1,071.1	1,061.4	1,256.0

        As of December 31, 2003 and 2002, and as permitted by IAS No. 19, we recognized our unfunded post retirement benefits liabilities net of the related deferred cost and income. These deferrals are mainly related to the transition obligation and actuarial losses and gains.

        As of December 31, 2003, the projected benefit obligations, or PBO, of our post retirement benefits, including pensions, health care obligations and salaries to pre-retired and suspended employees, computed based on a 6% discount rate for pensions and health care benefits and 4% for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 3% annual salary increase, amounted to €4,046.5 million (€2,516.5 million for pensions, €688.8 million for health care benefits and €841.2 million for salaries to pre-retired and suspended employees). Compared to 2002, the PBO increased 10.7% equivalent to €392 million. The Company's post-retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 34,500 employees, with 32% still in service.

        According to the rules of the Instituto de Seguros de Portugal, or ICP, the pension plans for retired staff have to be fully funded, which is the case for PT's pension funds. Regarding funding of the pension funds for pre-retired and suspended staff and staff still in service, it can currently be funded up until retirement age. The estimated average working life of staff still in service is 16 years.

        In Portugal there is no legislation covering the establishment of funds to cover post retirement health care benefits and obligations regarding the payment of salaries to pre-retired and suspended employees. PT will only have to pay for these benefits when the health care services are rendered to related employees and a corresponding claim is charged to the company, and when the salaries are paid to pre-retired and suspended employees. Accordingly, there is no requirement to fund these benefits (€688.8 million and €841.2 million, respectively) at present.

        The market value of the pension funds amounted to €1,828.1 million at December 31, 2003, an increase of €163.9 million from 2002 resulting primarily from the strong performance of pension funds. Accordingly, as of December 31, 2003 we had unfunded post retirement benefits obligations amounting to €2,218.4 million. The net deferred costs related to post retirement benefits amounted to €957.7 million, and the net balance of unfunded obligations and net deferred costs as of December 31, 2003 was €1,260.7 million as reflected in PT's balance sheet in accordance with the requirements of IAS No. 19.

Equity

        Our total equity amounted to €2,940.8 million at December 31, 2003, compared with €3,111.3 million at December 31, 2002 and €4,166.8 million at December 31, 2001.

        The decrease in total equity in 2003 primarily reflects the acquisition of treasury stock (€210.0 million) and the dividend distribution made in May 2003 (€200.6 million), which was offset by the increase in total equity resulting from the net income for the period (€240.2 million).

        The decrease in total equity in 2002 primarily reflects the effect of currency translation adjustments in the period associated with our investments in Brazil (€1,321.5) as a result of the decline in exchange rate value of the Brazilian Real and the dividend distribution made in May 2002 (€125.4 million), which was offset by the net income for the period (€391.1 million).

        Our total equity as a percentage of total assets was reduced from 24% at the end of 2001 to 23% at the end of 2002 to 22% at the end of 2003. Our leverage ratio, calculated as the ratio of net debt to total equity plus net debt, was 57%, 56% and 52% as of the end of 2001, 2002 and 2003, respectively.

        We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. Cumulative foreign currency translation adjustments related to investments in Brazil were negative €937.2 million at the end of 2001 as compared with negative €2,259.2 million at the end of 2002. As of December 31, 2003, cumulative foreign currency transaction adjustments related to investments in Brazil were negative €2,234.0 million. See "Item 3—Key Information—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations" and "—Liquidity and Capital Resources—Exchange Rate Exposure to the Brazilian Real and the U.S. Dollar".

Contractual Obligations and Off-balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations:
Indebtedness	5,746.7	1,191.1	2,948.1	318.8	1,288.7
Post retirement benefits	2,218.4	260.0	419.0	390.0	1,149.4
Capital lease and operating lease obligations	42.9	13.2	19.7	7.3	2.7
Unconditional purchase obligations	211.8	96.4	76.6	34.4	4.4

Total contractual cash obligations	8,219.8	1,560.7	3,463.4	750.5	2,445.2

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

        Unconditional purchase obligations arise generally from contractual agreements with our fixed asset suppliers and include all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment. We also entered into certain agreements related to the maintenance of our network. In addition, these obligations also include an agreement to purchase 16.7% of the share capital of Sport TV owned by RTP for approximately €16.3 million. We expect that our operating cash flow will be sufficient to fulfill all of our unconditional purchase commitments.

        PT Multimedia also has contractual obligations relating to the rental of cinema rooms, amounting to approximately €135 million, which, according to the rental agreements, must be paid unless a new lessor is identified.

Off-balance Sheet Arrangements

        In the course of its business, Portugal Telecom and its subsidiaries grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by

Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2003, we have given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Bank guarantees given to Portuguese courts for outstanding litigation	9.1	9.1	—	—	—

Bank guarantees given to other entities:
By PT Comunicações	10.1	10.1	—	—	—
By TMN to ANACOM	2.5	2.5	—	—	—
By PT Multimédia and subsidiaries	3.0	3.0	—	—	—
Other bank guarantees	3.2	3.2	—	—	—

	18.8	18.8	—	—	—

Other guarantees	36.4	20.4	8.4	5.9	1.7

Comfort letters	34.0	19.1	7.8	5.5	1.6

        As of December 31, 2003, the bank guarantees given by PT Multimedia and its subsidiaries relate mainly to bank loans. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese tax authorities in respect of certain contingencies. See "Item 8—Financial Information—Legal Proceedings".

        As of December 31, 2003, other guarantees and comfort letters indicated in the table above include guarantees given by PT Multimedia to certain affiliated companies in relation to loans obtained by those affiliated companies.

        In addition to the guarantees indicated in the table above, PT group companies have provided the guarantees described below.

        Global Telecom has an outstanding loan from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil in an amount of R$263 million as of December 31, 2003. At that date, Global Telecom was not in compliance with certain covenants in the loan agreement, including those relating to the level of indebtedness and capitalization, but BNDES authorized the non-compliance as of that date.

        In October 2000, Medi Telecom entered into medium and long term loans totaling €1,000 million with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Medi Telecom (Portugal Telecom, through PT Móveis (32.18%), Telefónica Móviles, S.A. (32.18%) and Banque Marrocaine di Commerce Exterior Group (18.06%)) signed a Shareholders Support Deed under which they are committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders' loans) if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of €210 million and ends as soon as Medi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

        Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste in which Portugal Telecom committed to provide additional loans to Sportinveste up to a maximum of €

40 million. As of December 31, 2003, Portugal Telecom has already granted loans to Sportinveste amounting to €24 million.

        Finally, as part of cross-leasing transactions ("QTE leases") with different third parties, Portugal Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and Portugal Telecom's remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments. The remuneration is recognized as income over the period of the transaction. In connection with this transaction, we have provided a guarantee corresponding to a bank deposit of €950.1 million that is equivalent to the net present value of the future lease payments under the contract. We estimate that the risk of the guarantee being called upon is negligible.

Capital Investment and Research and Development

Capital Investment

        Capital expenditures and financial investments.    During the year ended December 31, 2003, we made capital expenditures and financial investments totaling €1,115.9 million, including primarily the acquisition of a controlling interest in the share capital of TCO (€308 million).

        The table below sets out our total capital investment for the years 2001, 2002 and 2003, on the basis of full consolidation of TCP in 2001 and 2002 and proportional consolidation of Vivo in 2003, in millions of Euro:

	Year ended December 31,
	2001	2002	2003
Capital expenditures	1,316.2	1,124.4	651.6
Financial investments	2,520.6	329.2	464.3

Total	3,836.7	1,453.6	1,115.9

Capital Expenditures

        From January 1, 2004 through March 31, 2004, we made capital expenditures totaling €89.1 million, primarily relating to the mobile businesses in Portugal and Brazil. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for the years 2001, 2002 and 2003 on the basis of full consolidation of TCP in 2001 and 2002 and proportional consolidation of Vivo in 2003, in millions of Euro:

	Year ended December 31,
	2001	2002	2003
Wireline	398.9	604.7	165.3
Domestic Mobile	283.1	282.7	168.5
Brazilian Mobile	457.9	88.2	164.6
Multimedia	120.1	78.9	57.4
Other	56.2	69.9	95.8

Total	1,316.2	1,124.4	651.6

        Capital expenditures have been falling consistently in line with our strategy of cash flow maximization. Capital expenditures reached €651.6 million in 2003, equivalent to 11.3% of total operating revenues.

Financial Investments

        Investment in financial assets (including goodwill) in 2003 amounted to €464.3 million and was mainly related to: (i) the acquisition by Vivo, through TCP, of a controlling interest in the share capital of TCO (€308 million); (ii) our subscription to the capital increase in Medi Telecom and loans granted to this company (€45 million); (iii) our acquisition from SIBS of 12.5% of PT Prime's share capital (€39 million); and (iv) our acquisition from Warner Bros. Entertainment Inc. of the remaining 50% of Warner Lusomundo that we did not already own for a total consideration of €19 million. Our investment in financial assets (including goodwill) in 2001 and 2002 was €2,520.6 million and €329.2 million, respectively.

Acquisitions and Divestitures of Companies

        2003.    Set forth below are the main changes that occurred during the year ended December 31, 2003 to our interests in the companies consolidated in our financial statements.

Acquisitions

  •
  In September 2003, PT Multimedia acquired the remaining 50% of Warner Lusomundo, the owner of the largest cinema multiplex circuit in Portugal, from Warner Bros. Entertainment Inc. The total consideration for this transaction was €21 million.

  •
  On April 25, 2003, TCP acquired 61.1% of the voting capital stock of TCO from the Brazilian company, Fixcel. The purchase price was R$1,529 million, which corresponds to R$19.5 per each lot of 1,000 common shares acquired. On November 18, 2003, TCP acquired an additional 25.5% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP now holds 86.6% of the voting capital stock and 28.9% of the total capital stock of TCO, including treasury shares held by TCO.

  •
  In November 2003, PT Multimedia entered into an agreement to purchase, through PT Conteúdos, an additional 16.67% stake in Sport TV from RTP for €16.3 million, thereby increasing its ownership in Sport TV to 50%.

  •
  On July 20, 2003, PT signed an agreement with SIBS for the acquisition of its 12.5% stake in PT Prime for €39 million. The transfer to PT of the remaining 12.5% of PT Prime's shares that PT Prime SGPS did not already own was completed on October 6, 2003 and PT Prime SGPS' shares in PT Prime were transferred to PT in the fourth quarter of 2003. PT Prime is now wholly owned directly by PT.

  •
  During the second half of 2003, Portugal Telecom acquired 5.94% of the share capital of Lusomundo Media for €9 million.

Capital increases

  •
  On February 7, 2003, Banco Best increased its share capital from €43 million to €55 million, which was paid for and fully subscribed by its shareholders. PTM.com paid €4 million for its portion of the shares, thereby maintaining its 34% stake in Banco Best.

  •
  During the fourth quarter of 2003, Médi Télécom increased its share capital in the amount of 500 million Dirhams through the issuance of 4,999,999 shares of 100 Dirhams each. PT Móveis paid in cash 230,861,200 Dirhams (approximately €21.2 million) for its portion of the shares and, as a result, now holds 32.18% of the share capital of Médi Télécom.

Sales

  •
  On July 7, 2003, Portugal Telecom entered into an agreement with Citizens to sell its 50.01% interest in Mascom Wireless for 250 million Botswana Pulas (approximately €46 million). Portugal Telecom has received an initial payment of 200 million Botswana Pulas (approximately €41 million), which is being held in escrow pending regulatory approval of completion of the transaction.

Other operations

  •
  On October 31, 2003, TCP attempted to acquire the remaining share capital of TCO that it did not already own by means of a merger of TCO shares into TCP shares. The exchange ratio was fixed at 1.27 TCP shares for each TCO share held. This merger was cancelled on January 12, 2004 following the issue of an opinion by the Brazilian Securities and Exchange Commission that the merger did not fully comply with current Brazilian law.

  •
  On September 16, 2003, Portugal Telecom announced its intention to buy back 10% of its share capital by the end of 2004, subject to financial and market conditions. Pursuant to our share buyback program, as of June 25, 2004, Portugal Telecom had repurchased on the Euronext Stock Exchange a total of 54,225,108 of its treasury shares, or 4.32% of its share capital, at an average price of €8.01 per share. In addition to treasury shares repurchased directly by us, we have entered into other equity swap contracts as of June 2004, according to the terms of which we have the option to acquire up to 2.19% of our share capital at an exercise price of €7.77 per share.

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

Capital increases

  •
  On July 1, BUS—Serviços de Telecomunicações, S.A. changed its name to PrimeSys-Soluções Empresariais, S.A. In December 2002 this company increased its share capital from R$43,112,840 to R$109,438,121.

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

Research and Development

        In 2001, 2002 and 2003, we invested approximately €27.8 million, €17.4 million and €14.3 million, respectively, in research and development. Our research and development programs are focusing on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructures and information systems. See "Item 4—Information on the Company—Our Businesses".

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

        Currency composition of our assets.    The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2002 and 2003.

	As of December 31, 2002		As of December 31, 2003
	(proportionally consolidating Vivo)		(proportionally consolidating Vivo)
Consolidated Assets	EUR millions	% of total assets	EUR millions	% of total assets
Euro	10,048	73.2%	9,483	69.9%
Brazilian Real	3,474	25.3%	3,871	28.5%
Other	204	1.5%	205	1.5%

	13,726	100.0%	13,558	100.0%

        Currency composition of our indebtedness.    The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2002 and 2003. The amounts presented take into account the derivative agreements we have entered into.

For further information, see Note 13 to our audited consolidated financial statements included in this Form 20-F.

	As of December 31, 2002		As of December 31, 2003
	(proportionally consolidating Vivo)		(proportionally consolidating Vivo)
Indebtedness	EUR millions	% of total debt	EUR millions	% of total debt
Euro	5,540	87.8%	4,840	84.2%
Brazilian Real	619	9.8%	748	13.0%
U.S. dollar	103	1.6%	119	2.1%
Other currencies	52	0.8%	40	0.7%

	6,314	100.0%	5,747	100.0%

        Exposure to exchange rate risk.    Our Brazilian Real-denominated debt enables us to hedge against exchange rate risk concerning our Brazilian Real-denominated assets. As of December 31, 2003, Vivo's consolidated debt (which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 9.9% of our total consolidated indebtedness. Taking into account inter-company loans, Vivo's debt represented 14.9% of our total consolidated indebtedness.

        In 1999, debt resulting from the €1 billion notes maturing in 2009 and the €509.4 million exchangeable bonds maturing in 2004 was swapped to U.S. dollars because at the time we considered this structure as an effective hedge against our investments in Brazil. As a result, gains and losses due to Euro/U.S. dollar exchange rate fluctuations on these U.S. dollar denominated loans were recorded in the equity caption "Cumulative foreign currency translation adjustments" up to December 31, 2000. As of January 1, 2001 we did not consider these structures to classify as hedge accounting under IAS No. 39. Accordingly, all unrealized exchange differences were recorded in earnings starting on January 1, 2001. During 2001, we recorded a net loss of €244.4 million, and, during 2002, we recorded a net gain of €147.9 million as a result of the U.S. dollar devaluation and the unwinding of the final exchange of certain derivative instruments. At the end of 2002, Portugal Telecom's exposure to the U.S. dollar, as a result of Euro/U.S. dollar swaps, was US$218.7 million. In 2003, this exposure was eliminated through a Euro/U.S. dollar forward contract. As of December 31, 2003, Portugal Telecom's consolidated net exposure to the U.S. dollar, including certain free-standing derivatives, amounted to negative US$286.5 million.

        For more detailed information as at December 31, 2003 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

        Fluctuations to the Brazilian Real since we began investing in Brazil.    A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. We began investing substantially in Brazil in 1998, when we acquired a 10.02% economic interest in, and voting control of, TCP. Our subsequent investments in TCP increased our economic interest in the company from 10.02% to 41.23% on December 31, 2001. As a result of our participation in TCP's rights offering, as of September 2002, our economic interest in TCP increased to 65.12%. In October 2002, in connection with the formation of the joint venture with Telefónica in Brazil, we reduced our economic interest in TCP to 50.44%. On December 27, 2002, we transferred the rest of our interest in TCP to the joint venture. As of December 31, 2003, our 50% interest in Vivo's net assets, which includes an economic interest of 65.1% in TCP, 27.7% in Tele Leste Celular Participações, 83.9% in Tele Sudeste Celular Participações and 50.6% in CRT Celular Participações, amounted to €1,979 million, at the year end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets.

        Given the increase in our investments in Brazil, and the present substantial investment we now hold there, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this "Item 5". In spite of the devaluation, a recession and increases in Brazilian interest rates following such devaluation, Brazil's real GDP increased by 1.4% in 2002, although it decreased slightly by 0.2% in 2003. Nevertheless, if economic growth in Brazil were to slow further, this could also have a significant impact on the growth prospects of the companies in which we have invested. By the end of 2003, the exchange rate between the Euro and the Real was R$3.6646= €1.00. We cannot be sure that the value of the Real will remain stable. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real". See also "Item 3—Key Information—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations".

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of Portugal Telecom is responsible for its management and affairs. Portugal Telecom's officers are either in charge of our various business and administrative departments and report directly to the Board of Directors or are in charge of Portugal Telecom's subsidiaries. The Statutory Audit Board examines Portugal Telecom's accounts on at least a monthly basis and issues opinions on its budget, inventory and annual accounts. The Audit Committee advises the Board of Directors and the Executive Committee with regard to the quality and integrity of financial reporting; the independence and performance of our external auditors; the quality of our internal control systems; the performance of our internal auditors; and compliance with applicable laws, regulations, recommendations and guidelines. In addition, the Audit Committee is responsible for defining and implementing policies necessary to ensure our compliance with all applicable national and international laws and regulations.

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

        The articles of association provide for an Executive Committee of the Board to which the Board of Directors can delegate the management of Portugal Telecom's affairs and the monitoring of the daily operation of Portugal Telecom's activities. However, the Board of Directors remains responsible for Portugal Telecom's overall management and operations. The Executive Committee may be comprised of five or seven directors selected by a majority of the Board of Directors. Pursuant to an amendment to the articles of association approved at the general meeting of shareholders on April 23, 2002, the offices of Chairman of the Board and President of the Executive Committee are no longer required to be filled by the same individual. From among the directors elected with the approval of a majority of holders of A shares, at least one or two must be appointed to the Executive Committee (depending on whether the Executive Committee is composed of five or seven directors). The vote of a majority of the members of the Executive Committee is necessary for the taking of an action by the Executive Committee. All members have equal voting rights, and the President has the deciding vote in the event of a tie.

Board of Directors and the Executive Committee

        Portugal Telecom's Board of Directors currently consists of twenty three directors, and the Executive Committee is currently composed of five directors. The names and offices of current members of Portugal Telecom's Board of Directors, their principal past affiliations and certain other information are set forth below.

        The following directors are also members of the Executive Committee:

        Miguel António Igrejas Horta e Costa.    First elected 1995. Term expires December 31, 2005. Aged 55. Chief Executive Officer of Portugal Telecom, SGPS, S.A. since May 28, 2002. Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since April 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; Chief Executive Officer of PT Comunicações, S.A. since January 2004; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; Chairman of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Chairman of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of PT Móveis, SGPS, S.A. and TMN—Telecomunicações Móveis Nacionais, S.A. since June 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 until May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 until June 22, 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 until November 2000; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 until November 2000; Member of the Board of Directors of Telesp, S.A. from 1998 until November 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chief Executive Officer of Portugal Telecom Internacional, SGPS, S.A. from 1998 until 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 until 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 until 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 until 1995; Non-executive member of the Board of Directors of Portugália-Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 until 1994; Non-executive Member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman and member of the Board of Directors of SIBS-Sociedade Interbancária de Serviços, S.A. from 1991 until 1995; Chairman of the Board of Directors of Euroges-Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 until 1992; Vice-Chairman of Associação Industrial Portuguesa from 1990 until 1994; Secretary of State for Foreign Trade from 1987 until 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 until 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 until 1984; Director-General of CTT from 1981 until 1982.

        Zeinal Abedin Mahomed Bava.    First elected 2000. Term expires December 31, 2005. Aged 38. Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of

Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.

        Carlos Manuel de Lucena e Vasconcellos Cruz.    First elected 2002. Term expires December 31, 2005. Aged 46. Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A., since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice President of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of "European Customer Service group" of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983.

        Iriarte José Araújo Esteves.    First elected 2000. Term expires December 31, 2005. Aged 54. Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. since 1998; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director-General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982.

        Paulo Jorge da Costa Gonçalves Fernandes.    First elected 2000. Term expires December 31, 2005. Aged 38. Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Sistemas de Informação, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. from December 2002 until July 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Member of the Board of Directors of Tele Sudeste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of CRT Celular Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from January 2003 until July 2003; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A. since 2000; Partner of McKinsey & Company from 1997 until 2000; Member of McKinsey & Company's Leadership World Groups for the areas of telecommunications and transportation from 1997 to 2000; Senior Advisor of McKinsey & Company from 1991 until 2000; Partner and Manager of Spades, Lda from 1990 to 1991.

        The following directors are not members of the Executive Committee:

        Ernâni Rodrigues Lopes.    First elected 2003, as Chairman. Term expires December 31, 2005. Aged 61. Chairman of the Board of Directors of SESC—Sociedade de Estudos Superiores de Contabilidade, S.A. since 2003; Ambassador of Portugal in Bonn from 1975 until 1979; Ambassador of Portugal in Brussels near CEE from 1979 until 1983; Minister of Finance from 1983 until 1985; Managing Partner of SaeR—Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing Partner of Ernâni R. Lopes & Associados, Lda. since 1997; Member of the Consultive Council of Bank of Portugal since 1997; Member of the Consultive Council of Instituto de Crédito Público since 1997; Member of the

European Convention in representation of Portugal since 2002; Chairman of the Board of Bio 21, from 1995 until 2001; President of the General Assembly of Gestifer, SGPS, S.A since 1997; President of the General Assembly of Morate—Sociedade de Investimentos Imobiliários, S.A since 1989; President of the General Assembly of Lusotur Sociedade Financeira de Turismo, S.A from 1991 until 1998; President of the General Assembly of Inogi—Inovação Imobiliária, Gestão e Invetimento, S.A since 1989; President of the General Assembly of Socifa—Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 until 1991; Member of the General Board of Telecel from 1991 until 1994; Member of the General Board of Espírito Santo Group since 1996; Member of the Board of Directors of Espírito Santo Resources Ltd since 1990; Vice-President of the Board of Directors of ESPART—Participações Financeiras, SGPS, S.A. from 1990 until 1992; Chairman of the Board of Directors of Escopar—Sociedade Gestora de Participações Sociais, S.A. since 1995; Chairman of the Board of Directors of Espírito Santo Irmãos—Sociedade Gestora de Participações Sociais, S.A. since 1994; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) since 1994; Chairman of the Board of Directors of GESTRES—Gestão Estratéegica Espírito Santo, S.A. since 1990; Chairman of the Board of Directors of SFIR—Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 until 1995; Chairman of the Board of Directors of Alcatel—Portugal, Sistemas de Comunicação, S.A. from 1988 until 1995; Chairman of the Board of Directors of CPR—Companhia Portuguesa de Rating, S.A. from 1969 until 2003.

        Joaquim Aníbal Freixial de Goes.    First elected 2000. Term expires December 31, 2005. Aged 37. Member of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant of Roland Berger & Partner from 1989 until 1992.

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Term expires December 31, 2005. Aged 60. Chief Executive Officer of Lusomundo Media, SGPS, S.A. since 2002; Chief Executive Officer of Diário de Notícias since 2002; Chief Executive Officer of Jornal de Notícias since 2002; Chief Executive Officer of TSF since 2002; Chief Executive Officer of Jornal do Fundão since 2002; Chief Executive Officer of Açoreana Ocidental since 2002; Chief Executive Officer of DN da Madeira since 2002; Chairman of the Board of Directors of Aleluia- Cerâmica Comercio e Indústria S.A since 2001; Member of the Board of Directors of Parfil SGPS S.A. since 2001; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar—Mármores e Granitos S.A since 1999; Chairman of Marmetal—Mármores e Materiais de Construção S.A. since 1999; Member of the Board of Directors of Fundação Eugénio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor-Mármores e Cerâmicas de Portugal S.A during 1990; Chairman of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chairman of Fundação Eugénio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart

Eléctrica during 1981; Ambassador of Portugal near O.C.D.E and Chief of the Civil House of the President of Portugal from 1976 until 1979.

        Carlos Alberto de Oliveira Cruz.    First elected 2002. Term expires December 31, 2005. Aged 63. Member of the Board of Directors of Gerbanca, SGPS, S.A. since March 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. since 2001; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2000 until April 2004; Vice-Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A. from 2000 until April 2004; Member of the Board of Directors of Unibanco Holdings, S.A. since 2000; Member of the Board of Directors of Banco de Portugal from 1996 until 2000; Representative of Banco de Portugal at Economic Policy Committee from 1996 until 1998; Member of the Board of Directors of Imoleasing from 1989 until 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 until 1989; Head of International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 until 1983; Member of the Board of Directors of the Portuguese Electricity Company from 1977 until 1982; Secretary of State for Economic Coordination from 1976 until 1977; Delegate to OECD Economic Policy Committee from 1973 until 1975.

        Jorge Humberto Correia Tomé.    First elected 2002. Term expires December 31, 2005. Aged 50. Chief Executive Officer of Caixa—Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa—Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of SULPEDIP / PME Investimentos from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1985 until 1989; Senior Auditor with Coopers & Lybrand from 1980 until 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies) from 1979 until 1980.

        Fernando Maria Costa Duarte Ulrich.    First elected 1998. Term expires December 31, 2005. Aged 52. Member of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of SIC since 2000; Member of the Board of Directors of Impresa since 2000; Member of the Board of Directors of Allianz Portugal since 1999; Vice-Chairman of the Board of Directors of BPI-SGPS from 1999 until 2002; Vice-Chairman of the Board of Directors of Banco BPI, S.A. since 1998; Chief Executive Officer of BPI Pensões, S.A. since 1995; Chief Executive Officer of BPI Vida, S.A. since 1991; Chief Executive Officer of BPI Fundos, S.A. since 1990; Vice-Chairman of the Board of Directors of Banco Português de Investimento, S.A. since 1989; Vice-Chairman of the Board of Directors of Banco de Fomento & Exterior, SA from 1996 until 1998; Vice-Chairman of the Board of Directors of Banco Borges & Irmão, SA from 1996 until 1998; Executive Director of Banco Fonsecas & Burnay from 1991 until 1996; Vice-Chairman of the Board of Directors of Banco Fonsecas & Burnay, SA from 1988 until 1996; Executive Director of BPI-Banco Português de Investimento, SA from 1985 until 1989; Deputy Manager of SPI-Sociedade Portuguesa de Investimentos from 1983 until 1985; Chief of the Cabinet of the Minister of Finance from 1981 until 1983; Member of the Secretariat for the External Economic Cooperation of the Ministry of Foreign Affairs from 1979 until 1980; Portuguese Delegation to the OECD, from 1975 until 1979; Head of the Financial Markets Unit of the weekly newspaper "Expresso" from 1973 until 1974.

        Fernando Abril-Martorell.    First elected 2001. Term expires December 31, 2005. Aged 42. Member of the Board of Directors of Telecomunicações de São Paulo—Telesp from 2001 until 2003; Chief Operating Officer of Telefónica S.A. from 2000 until 2003; Chief Executive Officer of Telefónica Publicidad e Información from 1999 until 2000; Chief Financial Officer of Telefónica, S.A. from 1997 until 1999; Director-General of Corporate Finance of Telefónica Publicidad e Información from 1997 until 1999; Head of Treasury Department of JP Morgan from 1987 until 1997.

        António Pedro de Carvalho Viana Baptista.    First elected 2000. Term expires December 31, 2005. Aged 46. Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of Telefónica de Argentina, S.A. since 2003, Chairman of the Board of Directors of Telefónica Móviles España, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Chief Executive Officer of Telefónica Móviles, S.A. since 2002; Member of the Board of Directors of Telesp, S.A. since 2001; Supervisory Board Director of Emergia Holding N.V. since 2000; Member of the Board of Directors of Telefónica de España, S.A. since December 2000; Member of the Board of Directors of Telefónica, S.A. since 2000; Member of Patronato of Fundación Telefónica since 1999; Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998; Member of the Board of Directors of Telefónica Perú Holding since 1998; Member of the Board of Directors of CTC Chile since 1998; Member of the Board of Directors of Telefónica Internacional, S.A. since 1998; Member of the Board of Directors of BPI from 1991 until 1996; Principal partner of McKinsey & Company from 1985 until 1991 (Madrid/Lisbon office).

        Pedro Sampaio Malan.    First elected 2003. Term expires December 31, 2005. Aged 61. Vice-Chairman of the Board of Directors of Unibanco; Chairman of the Board of Directors of Globex-Ponto Frio; Member of the Consulting Committee of Alcoa Alumínio, S.A.; Minister of Finance in Brazil from 1995 until 2002; Chairman of the Board of Directors of Banco Central do Brasil from 1993 until 1994; Executive Manager of Banco Mundial from 1992 until 1993 and from 1986 until 1990; Executive Manager of Banco Intoramericano de Desenvolvimento from 1990 until 1992.

        Luís de Mello Champalimaud.    First elected 2004. Term expires December 31, 2005. Aged 52. Chairman of the Board of Directors of Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. from January 1997 until January 2000; Chairman of the Board of Directors of Banco Totta e Sotto Mayor de Investimentos, S.A., from March 1996 until January 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from January 1995 until January 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from March 1993 until March 1995; Member of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from June 1992 until March 1993; Chief Executive Officer of Soeicom, S.A. from September 1982 until April 1992; Sales Director of Soiecom, S.A. from June 1975 until September 1982.

        Patrick Monteiro de Barros.    First elected 2002. Term expires December 31, 2005. Aged 59. Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 until 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 until 2000; Member of the Board of Directors of Espírito Santo Financial Group since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 until 1998; Member of the Board of Directors of Petrocontrol from 1991 until 2000; Chairman and Chief Executive Officer of Argus Resources Ltd. Since 1988; President and Chief Executive Officer of Sigmoil Resources from 1985 until 1988; Senior Vice President of Philipp Brothers from 1985 until 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 until 1975; General manager Supply of Sociedade Nacional de Petróleos (SONAP) from 1967 until 1971; Chairman of Fundação Monteiro de Barros since 1966.

        Jorge Maria Bleck.    First elected 2002. Term expires December 31, 2005. Aged 50. Chairman of the General Shareholders' Meeting of Crédito Predial Português since 2000; Vice-Chairman of the General Shareholders' Meeting of Banco Santander de Negócios Portugal, S.A since 2000; Vice-Chairman of the

General Shareholders' Meeting of Banco Santander, S.A since 1999; Member of the Board of Directors of Foggia SGPS, S.A. since 2000.

        Carlos Manuel de Almeida Blanco de Morais.    First elected 2003. Term expires December 31, 2005. Aged 46. Professor of the of Lisbon University of Law since 1997; Member of the Board of Fundação D. Pedro IV since 1995; Principal Legal Adviser of the Legal Center near the Portuguese Government since 1993.

        João Manuel de Mello Franco.    First elected 1998. Term expires December 31, 2005. Aged 57. Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária since 2002; Chairman of the Board of Directors of José de Mello Residências e Serviços since 2001; Chairman of the Board of Directors of Imopólis (SGFII) since 2001; Chairman of the Board of Directors of Engimais since 2001; Member of the Board of Directors of International Shipowners Reinsurance Co since 1998; Member of our Superior Board from 1996 until 1997; Chairman of the Board of Directors of Soponata-Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN-Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP-Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC-Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Gerald S. McGowan.    First elected 2003. Term expires December 31, 2005. Aged 57. Ambassador of US to Portugal from 1997 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority in 2002; Member of Board of Directors of Cellular Telecomunications Industry Association from 1990 until 1998.

        Peter Eugene Golob.    First elected 2003. Term expires December 31, 2005. Aged 47. Head of the Merrill Lynch Global Communications Group for Europe from 1998 until 2001; Head of the Telecoms Media Technology Team and Investment Banking Operating Committee of Deutsche Morgan Grenfell from 1995 until 1998; Head of the Telecoms Industry Investment Banking of S.G.Warburg from 1992 until 1995.

        Nuno João Francisco Soares de Oliveira Silvério Marques.    First elected 2003. Term expires December 31, 2005. Aged 48. Partner of CIDOT, Comunicação e Imagem, Lda. since 2002; Partner of Fundaments from 2000 until 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 until 2000; Member of the Board of Directors of Telechamada S.A from 1994 until 1995; Member of the Board of Directors of Quimigal from 1988 until 1991; Manager of Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 until 1988.

        Tomaz de Mello Paes de Vasconcellos.    First elected 2003. Term expires December 31, 2005. Aged 45. Managing Partner of TPV, Lda. since 1999; Member of the Board of Directors of Grupo Santogal from 1989 until 1998; Controller of Hubbard Group from 1987 until 1988.

Executive Officers

        Portugal Telecom has 16 officers who are in charge of our various business and administrative departments and report directly to the Board of Directors or who are in charge of Portugal Telecom's subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A. Appointed 2002. Aged 55. Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group since 1999; Member of the Board of Directors of Banco Espírito Santo do Oriente since 1996; Member of the Board of Directors of AMSCO—African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry since 1996; Member of the Fiscal Board of UCCLA-União das Cidades e Capitais de Língua Portuguesa since 1996; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) since 1996; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chef de Gabinet of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Francisco José Meira Silva Nunes.    Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom. Appointed 2003. Aged 40. Member of the Board of Directors of PT Pro, S.A. since February 2003 and Member of its Executive Committee since March 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 until 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 until 1999.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financing and Treasury Department of Portugal Telecom. Appointed 2001. Aged 37. Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatisation Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 until 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program—IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from 1987 until 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 until 1994.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2004. Aged 31. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 until 1999.

        Miguel Augusto Chambel Rodrigues.    Manager of the Control Department of Portugal Telecom. Appointed 2004. Aged 34. Manager and Project Leader of the Strategy and Business Development Department of Portugal Telecom, SGPS, S.A. from 2000 until 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. from 2003 until 2004; Member of the Board of Directors of PT Ventures, SGPS, S.A. from 2002 until 2004; Project Leader and Consultant at Boston Consulting Group from 1998 until 2000; Analyst at McKinsey and Company from 1993 until 1996.

        Maria Paula de Almeida Martins Canais.    Manager of the Planning Department of Portugal Telecom. Appointed 2004. Aged 49. Non-executive Director of Telesp Celular, S.A. from June 2003 until January 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from January 2002 until June 2003; Executive Vice President of Telesp Celular S.A. from May 2002 until June 2003; Chief Financial Officer of Telesp Celular S.A. from September 2001 until May 2002; Director of Investor Relations of Telesp Celular Participações, S.A. from September 2001 until

June 2003; Head of Controlling and Corporate Development Department of Portugal Telecom from 1997 until 2001; Member of the Board of Directors of Telemensagem from 1998 until 1999.

        António Manuel Robalo de Almeida.    Manager of the Regulatory Department of Portugal Telecom. Appointed 2003. Aged 48. Manager of Regulatory Department of Portugal Telecom, SGPS, S.A. from 2002 until 2003; Manager of Economic Conditions and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Regulation Department of Portugal Telecom, S.A. from 1997 until 2000; Member of the Board of Main Road/Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 until 1997; Member of the Board of Directors of ICP—Instituto das Comunicações de Portugal from 1989 until 1996; Director of Planning and Development of CTT—Correios e Telecomunicações de Portugal, S.A. from 1986 until 1988; Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1985 until 1986; Deputy Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1984 until 1985; Head of Training Department of CTT—Correios e Telecomunicações de Portugal, S.A. from 1983 until 1984; Head of Human Resources Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1982 until 1983.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Aged 40. Head of European Community Affairs of ICP-ANACOM- Autoridade Nacional de Communicações from 2003 until April 2004; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from January 2000 until September 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from October 1998 until December 1999; Seconded National Expert in the European Commission—DG Enterprise and DG Information Society from September 1995 until September 1998; Internal Legal Adviser of the Board of Directors of CN—Communicações Nacionais, SGPS, S.A. from April 1993 until August 1995.

        Miguel Dias Amaro.    Manager of the Internal Audit Department of Portugal Telecom. Appointed 2004. Aged 37. Assistant to the CEO of Portugal Telecom, SGPS, S.A. from 2003 to 2004; Equity Analyst (telecommunications sector) in Espírito Santo ByM (Madrid office) from November 2000 until December 2002; Assistant to the Secretary of State for Treasury and Finance from November 1999 until October 2000; Equity Analyst (Retail and Pulp and Paper sectors) in Espírito Santo Research from December 1997 until October 1999 (Lisbon office); Head of Sales for Roca Cerâmica e Comércio S.A. from 1994 until 1996; Sales Delegate for Roca Cerâmica e Comércio S.A. from 1991 until 1994.

        Abilio Cesário Lopes Martins.    Manager of the Communication Department of Portugal Telecom. Appointed 2003. Aged 32. Head of Corporate Communication of Portugal Telecom from 2002 until 2003; Media Relations Advisor for Portugal Telecom's Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 until 2002.

        Luís Filipe Nunes Cabral Moura.    Manager of the Human Resources Department of Portugal Telecom. Appointed 2000. Aged 46. Manager of Human Resources Department of Portugal Telecom, SA from 1998 until 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 until 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 until 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 until 1993; Manager of Macao's Government Land Department from 1990 until 1991; Manager of Macao's Government Projects Analysis Department from 1989 until 1990; Operations Research High School Assistant from 1986 until 1989; Economist of a Portuguese Group (SOTRIL) from 1985 until 1986; Economist of Azores' Planning Department from 1983 until 1985; Adviser of Energy's Secretary of State from 1983 until 1984; Manager of Plan and Production of Moore Paragon in 1983.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Multimedia,

PT Investimentos Internacionais, S.A., Vivo, PT Sistemas de Informação S.A., PT Inovação S.A., PT Pro, S.A., PT Compras, S.A. and PT Contact, S.A., are set forth below:

        Miguel António Igrejas Horta e Costa.    Chief Executive Officer of PT Comunicações, S.A. See "—Board of Directors and the Executive Committee".

        Iriarte José Araújo Esteves.    Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. See "—Board of Directors and the Executive Committee".

        Zeinal Abedin Mahomed Bava.    Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. See "—Board of Directors and the Executive Committee".

        Carlos Manuel de Lucena e Vasconcellos Cruz.    Chief Executive Officer of PT Investimentos Internacionais, S.A. See "—Board of Directors and the Executive Committee".

        Francisco José Azevedo Padinha.    Chief Executive Officer of Vivo. Appointed 2002. Aged 57. Chief Executive Officer of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. since April 2003; Chief Executive Officer of Telesp Celular Participações, S.A. since 2001; Chairman of the Board of Directors of Primesys—Soluções Empresariais do Brasil, S.A. from 2001 until 2003; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Tradecom, SGPS, S.A. from 2000 until 2001; Chairman of the Board of Directors of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A. from 2000 until 2001; Chairman of the Board of Directors of Megamédia Soluções Multimedia, S.A. from 2000 until 2001; Member of the Board of Directors of PT Comunicações, S.A. from 2000 until 2001; Member of the Board of Directors of Telesp Celular Participações, S.A. from 1999 until 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A from 1999 until 2002; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 1999 until 2001; Member of the Scientific Committee of Taguspark Parque da Ciência e Tecnologia since 1996; Manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A. from 1989 until 1992; Chairman of the Board of Directors of Telecom Portugal, S.A. from1992 until 1994; Chairman of the Board of Directors of each of Cabo TV Açoreana, S.A. from 1993 until 1996; INESCTEL from 1996 until 1999; Member of the Board of Directors of Taguspark Parque da Ciência e Tecnologia from 1994 until 1998; Chairman of the Board of Directors of each of PT Inovação, S.A. and PT Sistemas de Informação, S.A from 1999 until 2000; Member of the Board of Directors of Portugal Telecom from 1994 until 2002.

        Paulo Jorge da Costa Gonçalves Fernandes.    Chief Executive Officer of PT Sistemas de Informação, S.A. and PT Compras, S.A. See "—Board of Directors and the Executive Committee."

        Paulo Manuel Namorado Nordeste.    Chief Executive Officer of PT Inovação, S.A. Appointed 1999. Aged 50. Infrastructure General Manager from 1998 until 1999; Deputy member of the Board of Directors of INESCTEL from 1995 until 1998; Portugal Telecom's representative in the Executive Commission of the Telecommunications Institute from 1993 until 1998; Chairman of the Shareholders General Meetings of Instituto Electrotécnico Português (IEP) from 1993 until 1998; Deputy Member of the Board of Directors of MEGASIS from 1993 until 1994; Development and Investigation Manager/CET from 1990 until 1998; National Deputy of the European Union RACE and ACTS program from 1990 until 1998; Scientific Employee at DGXIII-F of the European Union, RACE program, in Brussels from 1986 until 1990; Chief of the Traffic Engineering Division (CET) of Portugal Telecom, S.A. in Aveiro from 1976 until 1986.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT Pro, S.A. Appointed 2003. Age 44. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003;

Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

        Joaquim Aníbal Freixial de Goes, a non-executive member of our Board of Directors, is the son-in-law of Ernâni Rodrigues Lopes, the chairman of our Board of Directors.

        For information regarding arrangements with major shareholders pursuant to which any person referred to above was selected as a member of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions".

Compensation

        In the year ended December 31, 2003, we paid aggregate compensation of €9.1 million to our directors and €3.0 million to our executive officers and to the chief executive officers of our major subsidiaries. Of the total amount of compensation paid in 2003, €3.5 million was paid pursuant to stock options plans, which expired in 2003. See "—Share Ownership and Share Options Plans", below.

        For information regarding pension, retirement or similar benefits, see "Item 5—Operating and Financial Review and Prospects—Post Retirement Benefits".

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

        Portugal Telecom, as a foreign private issuer listed on the New York Stock Exchange, must be in compliance with the new audit committee standards of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which was promulgated pursuant to requirements of the U.S. Sarbanes-Oxley Act, by July 31, 2005. Although Portugal Telecom has a statutory audit board, as required by Portuguese law, it also created, in December 2003, a separately designated audit committee consisting of independent members of its board of directors in compliance with U.S. requirements. As of January 1, 2004, the members of our audit committee are: João Mello Franco (Chairman), Nuno Silvério Marques and Thomaz Paes de Vasconcellos.

        We are required to disclose whether our board of directors has determined that we have an audit committee financial expert serving on our audit committee, as defined by the U.S. Securities and Exchange Commission. Our board of directors has determined that Thomaz Paes de Vasconcellos is Portugal Telecom's audit committee financial expert.

        According to our audit committee charter, the audit committee must consist of three independent members of the board of directors, appointed by the board of directors. A majority of the members of the audit committee must meet at least once every two months of the year. In addition, the audit committee will meet quarterly, and separately, with the Executive Committee, the statutory audit board and the independent auditors. The audit committee may also meet, as necessary, with any of our officers, employees or consultants.

        Among other things, our audit committee charter provides that:

  •
  the audit committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of the outside auditors engaged to prepare or issue an audit report or to perform other audit, review or attest services (including resolution of disagreements between management and the auditor regarding financial reports);

  •
  the audit committee is required to pre-approve all audit and non-audit services;

  •
  the outside audit firm must report directly to the audit committee;

  •
  the audit committee must establish procedures for receiving, retaining and addressing complaints regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by employees of any concerns regarding questionable accounting or auditing matters;

  •
  the audit committee has the authority to engage independent counsel and other advisers necessary to carry out its duties; and

  •
  Portugal Telecom will provide appropriate funding for the audit committee.

        In addition, the audit committee is required to monitor our compliance with all applicable laws, regulations, recommendations and guidelines issued by the relevant authorities and is tasked with defining and implementing policies necessary to comply with all applicable national and international laws and regulations.

Employees

        We had a total of 15,522 employees in our domestic businesses at December 31, 2003, 16,893 at December 31, 2002 and 17,822 at December 31, 2001. These figures include temporary workers employed under fixed-term contracts, of which there were approximately 883 at December 31, 2003, 959 at December 31, 2002 and 1,524 at December 31, 2001. We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        The table below sets forth the breakdown in the total number of our employees in the years 2001 through 2003. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2001	2002	2003
Wireline	11,320	11,183	9,075
TMN	1,194	1,192	1,109
Vivo(1)	1,711	2,063	3,500
PT Multimedia	3,567	2,903	2,588
Other Businesses(2)	3,095	5,768	8,600

TOTAL(3)	20,887	23,109	24,872

(1)
The number of employees corresponds to 50% of the employees of Vivo in 2003 and to 100% of the employees of TCP in 2002 and 2001.

(2)
The increases in 2002 and 2003 resulted primarily from employees working in call center operations in Brazil (Mobitel), which were outsourced externally in previous years. Mobitel had 4,768 employees at December 31, 2003, 2,855 at the end of 2002 and 415 at the end of 2001.

(3)
Of this total, we employed 17,822, 16,893 and 14,427, respectively, in 2001, 2002 and 2003 in our domestic businesses and 3,065, 6,216 and 10,445, respectively, in 2001, 2002 and 2003 in our international businesses.

Work Force Reductions

        The net reduction in the number of our employees since 2001 in the wireline business results primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. We reduced our fixed line telephone service workforce by 2,108 employees in 2003. This reduction was mainly the result of our work force reduction program, which impacted 1,530 employees, including 337 early retirements, 243 pre-retirements, 813 suspended employment contracts and 97 voluntary severance arrangements. The total costs of these reductions during 2003 were approximately €314 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits".

Share Ownership and Share Option Plans

        On April 21, 1998, Portugal Telecom's shareholders authorized it to create a share option plan for its directors, officers and employees and those of its subsidiary companies. Under the terms of this plan, the beneficiaries of the plan had the option to acquire 2,927,725 ordinary shares of Portugal Telecom at a price of €9.39 per share. The options were exercisable with regard to the following percentages of these shares during three-month periods after the following dates: 10% on June 8, 2000; 20% on June 8, 2001; 30% on June 8, 2002; and 40% on June 8, 2003. These options expired on September 8, 2003.

        On September 27, 1999, Portugal Telecom's shareholders authorized it to create a second share and share option plan for its directors and officers, and authorized it to acquire a further 0.57% of its share capital for this purpose. This plan allowed for distributions of shares to directors and officers, as well as options in respect of 6,120,000 Portugal Telecom ordinary shares at a price of €11.38 per share. These options expired at the end of 2003. Participants in the first plan who become participants in the second plan could exercise the number of options under the first plan that vested according to the time elapsed under the first plan. Thereafter, those persons ceased to participate in the first plan. Options vested intermittently under the second plan during the course of a three-year period, commencing in 2001 and ending in 2003. The number of options vesting was calculated with reference to participants' salaries and the market prices of the shares.

        There are no share option plans currently in place.

        As of June 25, 2004, our directors and executive officers as a group beneficially owned 23,133,339 ordinary shares, representing around 1.84% of our share capital.

        The following table provides the number of ordinary shares held by our directors.

	As of June 25, 2004
Director	Ordinary shares	Percent of ordinary shares outstanding
Ernâni Rodrigues Lopes	—	—
Miguel António Igrejas Horta e Costa	23,345	0.002%
Zeinal Abedin Mahomed Bava	63,061	0.005%
Carlos Manuel de Lucena e Vasconcellos Cruz	13,599	0.001%
Iriarte José de Araújo Esteves	5,632	0.000%
Paulo Jorge da Costa Gonçalves Fernandes	50	0.000%
Joaquim Aníbal Freixial de Goes	2,437	0.000%
Henrique Manuel Fusco Granadeiro	—	—
Carlos Alberto de Oliveira Cruz	134	0.000%
Jorge Humberto Correia Tomé	—	—
Fernando Maria da Costa Duarte Ulrich	265	0.000%
Fernando Abril-Martorell	—	—
António Viana Baptista	9,008	0.001%
Pedro Malan	—	—
Luís de Mello Champalimaud	—	—
Patrick Monteiro de Barros(1)	23,000,000	1.834%
Jorge Maria Bleck	—	—
Carlos Manuel de Almeida Blanco de Morais	—	—
João Manuel de Mello Franco	13,308	0.001%
Gerald S. McGowan	—	—
Peter Eugene Golob	2,500	0.000%
Nuno João Francisco Soares de Oliveira Silvério Marques	—	—
Tomaz de Mello Paes de Vasconcellos	—	—

(1)
Mr. Patrick Monteiro de Barros owns, through Telexpress Investments Limited, a company controlled by him, 23,000,000 ordinary shares.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of Portugal Telecom's share capital for each shareholder which owns 2% or more of Portugal Telecom's share capital.

	Amount Owned as of June 25, 2004(1)	Percent of Class
Banco Espírito Santo Group	122,274,074 ordinary shares	9.75%
Telefónica	102,456,379 ordinary shares	8.17%
Brandes Investments Partners L.P(2)	46,100,000 ordinary shares 37,400,000 ADSs	3.68 2.98	% %
Capital Group Companies	63,193,870 ordinary shares	5.04%
Caixa Geral de Depósitos Group	58,654,731 ordinary shares	4.68%
Banco Português de Investimento Group	35,742,724 ordinary shares	2.85%
Cinveste, SGPS, S.A.	28,510,000 ordinary shares	2.27%

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

        Currently, the Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of Portugal Telecom's A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,918,874 of Portugal Telecom's ordinary shares. These A shares and ordinary shares together represent 1.75% of Portugal Telecom's share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment, when taking actions as a shareholder of our company.

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

        Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica". On April 22, 2004 and April 23, 2004, Telefónica acquired 37,128,112 and 5,063,480 of our shares, respectively, in the open market. As a result of these acquisitions, Telefónica increased its ownership interest in our ordinary share capital from 4.80% to 8.17%.

        In November 2003, Capital Group announced that it had increased its holding in PT from 2.18% to 5.04%.

        As of June 15, 2004, approximately 22% of our issued share capital was held of record in the form of ordinary shares by approximately 160 U.S. residents. As of June 15, 2004, approximately 5% of our issued share capital was held in the form of ADSs by 132 holders of record, including the Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests and those with which some of the members of our Board of Directors hold positions of significant responsibility.

        In June 2004, Banco Espírito Santo Group, or BES, and Caixa Geral de Depósitos Group held, directly and indirectly, 9.75% and 4.68% of our issued voting ordinary shares, respectively. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors. From time to time, BES provides investment banking and related services to us. In April 2000, we signed a strategic partnership agreement with BES and Caixa Geral de Depósitos Group to develop "new economy" initiatives. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Banco Espírito Santo and Caixa Geral de Depósitos".

        In June 2004, Telefónica held, directly or indirectly, 8.17% of our issued voting ordinary shares. Miguel António Igrejas Horta e Costa, the Chief Executive Officer of Portugal Telecom, is a non-executive member of the Board of Directors of Telefónica, and António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, is a non-executive member of the Board of Directors of Portugal Telecom. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica".

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

        In a decision rendered on November 29, 1999, the Tax Court of Oporto accepted our appeal on the grounds that the Mayor of the Municipal Council of Oporto did not have the legal power to refuse our challenge. The Tax Court also held that the Municipality of Oporto may not charge taxes for use of assets that form part of the basic telecommunications system, inasmuch as they are part of Portuguese public domain. The Municipality of Oporto subsequently lodged a counter-appeal against this decision on February 29, 2000. On October 4, 2000, the Administrative Supreme Court granted the appeal of the Municipality of Oporto, ruling that the Mayor did have the legal power to refuse our challenge to the tax claim. The Oporto Tax Court, in its ruling of November 20, 2000, considered the Oporto City Council's regulations, under which the charges in question had been levied, to be unconstitutional. An appeal was filed against this ruling to the Constitutional Court which, on February 26, 2002 confirmed the unconstitutionality of the those regulations and confirmed the ruling against which an appeal had been filed. According to Portuguese law, this ruling cannot be challenged by any further appeal and this matter is now closed.

        In 1998, the municipality of Oporto also contended that the provision of our Concession that exempts us from fees and taxes for the use of public rights-of-way is illegal and invalid. The Portuguese government has responded to this, maintaining the validity and legality of the exemption in our Concession. It considers this claim to be without merit because, among other things, the Portuguese state has the right to exploit public domain assets free of municipal taxes or fees. We also believe that this claim is without merit. The Supreme Administrative Court, on December 7, 2001, ruled that the rule set out in the Concession exempting PT from the payment of charges for occupying public thoroughfares with telecommunications infrastructures to be legal because it was considered to be an administrative contract clause and not a separate administrative act. The municipality of Oporto appealed this ruling, but its appeal was rejected on the basis of its illegality. The municipality of Oporto has not pursued any further action against us in this regard, and as a result, this matter was closed in December 2002.

        In 1999, the municipality of Oporto filed another lawsuit claiming the repayment of taxes and other fees in connection with PT's use of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in our favor on March 12, 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT submitted its response thereto. This appeal is pending before the Administrative Central Court.

        The Lisbon City Council brought legal proceedings against the Portuguese Government and Portugal Telecom on November 30, 2001, requesting the clause of sub-paragraph (e) of article 29 of the appendix to Decree Law 40/95 (exempting PT from the payment of charges for occupying public thoroughfares with telecommunications infrastructures) be declared null and void on the basis of its illegality and unconstitutionality. The Portuguese Government and Portugal Telecom have already contested this action. Portugal Telecom filed its response on February 15, 2002, alleging the non-existence of any illegality or unconstitutionality and claiming that the telecommunications infrastructures are a public domain asset. Portugal Telecom has also alleged that there is a statute of limitation on amounts payable deriving from any eventual right to the charges. More than four years have elapsed since the date upon which Decree law 91/97 of August 1, 1997 definitively exempted basic telecommunications network operators from the payment of the charge for occupying public thoroughfares with infrastructures. The Lisbon Administrative Court dismissed the action against PT and the Portuguese Government in February 2003.

        Although these claims by municipalities have raised different issues, they all relate to the right of municipalities to assess taxes and fees for the use of public rights-of-way. If the pending claim by Oporto were to be upheld against us, other municipalities might seek to make or renew claims against us. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to January 1, 1998 is five years. Since the statute of limitations for such claims has expired, we do not expect that any further claims will be made against us, but we cannot be certain about this.

Claims by a Consumer Protection Association

        A Portuguese consumer protection association, known as DECO, brought two claims against us in January 1998. These claims were brought in the Lisbon Civil Court. The claims concerned our proposal to introduce new call prices in February 1998, which were subsequently approved by the Portuguese telecommunications regulator, then known as the ICP and now ANACOM, and the DGCC, the Portuguese commerce and competition agency.

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

        In both claims brought by DECO, the issue was the new call prices introduced by us and the introduction of a call set-up charge. DECO argued that increases to our call prices were illegal and that a call set-up charge, as opposed to a per-second charge, was a compulsory minimum charge outside the terms of the pricing convention and was therefore illegal. DECO also argued that the increase in our call prices was an abuse of a dominant position by us and thus a breach of unfair competition law. Finally, DECO argued that the new call prices illegally doubled the line rental fee.

        We opposed both claims. ANACOM also opposed the claim brought against it. We and ANACOM argued that the call prices are in line with the pricing convention and European and Portuguese laws. We argued that the opening of competition in the wireline telephone services market requires us to correct the existing imbalance between the price and the cost of wireline call prices. We also argued that the introduction of a call set-up charge does not seriously harm customers when compared with other methods of correcting the imbalance between the price and the cost of wireline call prices. Further, we showed that our other call prices, including our long distance call prices, decreased in accordance with the pricing convention. We and ANACOM argued that the call set-up charge corresponds to the original cost of the call and is the price of a call actually made, whereas the line rental fee is the price paid for access (active and passive) to the wireline telephone network. Finally, we pointed out that the prices were approved by ANACOM and the DGCC. In November 1998, the Lisbon Civil Court ruled that the claim for a fine and an injunction should be set aside until the class action claim for the declaration of nullity of the 1998 call prices and damages has been decided. In 2004, a hearing was scheduled for February 2005 in connection with the claims. However, on March 15, 2004, PT Comunicações reached a settlement with DECO, according to which the claims are expected to be withdrawn. According to the terms of this settlement, PT Comunicações will not charge its customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004. PT Comunicações has also agreed to reimburse any customer who makes a claim for his portion of the 1998 call set-up charges. Under the terms of the settlement, DECO agreed to withdraw both claims within 30 days of March 12, 2004. However, DECO is waiting to withdraw its claims until it receives confirmation that PT Comunicações has fulfilled its part of the settlement.

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

        The Lisbon District Court ruled in favor of the decision of the Lisbon Civil Court in November 2002. We appealed this ruling to the Portuguese Supreme Judicial Court in November 2002.

On October 17, 2003, we were notified that the Portuguese Supreme Judicial Court had ruled to uphold the decision of the lower courts and ordered PT Comunicações to refund the amounts of the "connection charge" levied on customers in 1999.

        In an effort to discourage any private claims for repayment of the 1999 call set-up charges subsequent to the recent court ruling, we reached the settlement with DECO described above, whereby we will not charge our customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004.

        Although we believe that the settlement reached with DECO will prevent future legal claims by individual customers for repayment of the 1998 and 1999 call set-up charges, we cannot be certain that companies will not bring claims for compensation in the future. Consequently, we are unable to estimate the amount of any potential liability in connection with such claims because we cannot predict the number of companies who are able to bring such a claim, the number of calls in respect of which they would make such a claim, or whether they would be able to produce any necessary evidence in respect of such a claim.

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the EC Commission and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include an investigation by the Autoridade da Concorrência relating to alleged abusive practices by PT Comunicações and PT Prime, including predatory pricing, price discrimination at the wholesale level and at the retail level in the wireline telephone market and margin squeezes. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial penalties and fines. See "Item 4—Information on the Company—Regulation—Regulatory Institutions" and "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties".

Other Legal Proceedings

        On April 23, 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of February 21, 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. See "Item 4—Information on the Company—Regulation—Interconnection". If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001.

        In April 2003, TVI—Televisão Independente, S.A., or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when we subsequently took control over that network and became the provider of that network for carriage of television signals, we lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by us with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

        TVI is claiming an amount of about €64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI's claims. On June 20, 2003, PT Comunicações submitted its response to TVI's claim, arguing that (i) the statute of limitations on TVI's claim for compensation has run because the claim relates to events that occurred more that ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI's claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI's claim, and we are currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, S.A. (collectively, "HLC") filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated €15,000,000.00. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PTC's leased line services and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses.

        PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has already determined which facts have already been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2003, our provisions for all legal proceedings (including tax and labor matters) totaled €58.4 million.

Distributions to Shareholders

Dividend Information

        Portugal Telecom's policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at Portugal Telecom's Annual General Meeting. Portugal Telecom's Annual General Meeting has typically been held in April. At its Annual General Meeting on April 2, 2004, Portugal Telecom's shareholders approved a distribution of dividends, corresponding to a gross dividend of €0.22 per share or ADS.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid. All amounts are provided giving effect to the five-for-one share split effected in October 1999. In 1999, dividends were paid in Escudos. The quotation in Euros for 1999 was calculated using the fixed conversion rate as of January 1, 1999 of €1.00 = PTE 200.482.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders.

		Dividends per share
Fiscal Year	Number of shares considered
		Payment Date	€	US$
1999	1,045,000,000	May 26, 2000	0.20	0.20
2000(1)	1,201,750,000	—	—	—
2001	1,254,285,000	May 23, 2002	0.10	0.09
2002	1,254,285,000	May 2, 2003	0.16	0.18
2003	1,254,285,000	April 30, 2004	0.22	0.26

(1)
For the year ended December 31, 2000, no dividends were paid.

        The general rate of withholding income tax on dividends in Portugal is currently 15% for Portuguese residents and 25% for non-residents. However, as a result of our privatization, under the Portuguese Statute of Tax Incentives, the withholding income tax in respect of dividends that we pay on our ordinary shares for years up to the end of the fifth accounting and tax year ending after the date on which the privatization process is completed, will be reduced to 7.5% for Portuguese residents and 12.5% for non-residents. See "Item 10—Additional Information—Taxation—Dividends".

Significant Changes

        On March 15, 2004, PT Comunicações reached a settlement with DECO that is intended to bring to an end the legal disputes between these two entities regarding the legality of certain activation fees charged by PT Comunicações in 1998 and 1999. According to the terms of this settlement, PT Comunicações has agreed not to charge its customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004. PT Comunicações has also agreed to reimburse any customer who makes a claim for his portion of the 1998 and 1999 call set-up charges. See "—Legal Proceedings".

        Pursuant to our share buyback program, as at of June 25, 2004, Portugal Telecom had repurchased on the Euronext Stock Exchange a total of 54,225,108 of its treasury shares, or 4.32% of its share capital, at an average price of €8.01 per share. In addition to treasury shares repurchased directly by us, we have entered into certain equity swap contracts as of June 2004, according to the terms of which we have the option to acquire up to 2.19% of our share capital at an average exercise price of €7.77 per share.

        On April 2, 2004, PT's shareholders approved at the AGM a reduction of PT's share capital in the nominal amount of up to €125,428,500, through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT's share capital, and the corresponding amendment to its articles of association. This share capital reduction is being carried out pursuant to PT's share repurchase program and is expected to be completed by the expiration of the program on December 24, 2004. The corresponding amendment to the articles of association is expected to occur in December 2004.

        In May 2004, ANACOM and the Directorate General for Enterprises (Direcção Geral de Empresas) approved the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices are expected to become effective in August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 1999, 2000 and 2001 and for each quarter of 2002 and 2003. Since January 1, 1999, our ordinary shares have been quoted in Euros. Our ADSs are quoted in U.S. dollars. All of the information is provided as adjusted by the five-for-one share split on October 21, 1999.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share
			NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
1999	10.93	7.37	11.25	7.74
2000	16.83	8.82	16.13	7.35
2001	11.76	6.31	11.15	6.14
2002
First quarter	9.40	7.55	8.44	6.70
Second quarter	8.53	6.56	7.65	6.04
Third quarter	6.94	4.55	6.71	4.62
Fourth quarter	6.97	4.61	6.97	4.65
2003
First quarter	7.26	5.56	7.75	6.06
Second quarter	7.04	6.22	7.81	6.81
Third quarter	6.90	5.90	7.93	6.65
Fourth quarter	8.00	6.93	10.02	8.11

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share
			NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
December 31, 2003	8.00	7.56	10.02	9.24
January 31, 2004	8.82	7.98	11.09	10.02
February 29, 2004	9.26	8.40	11.78	10.50
March 31, 2004	9.42	8.85	11.66	10.88
April 30, 2004	9.28	8.89	11.17	10.70
May 31, 2004	9.19	8.20	11.11	9.76

        On June 15, 2004 the closing price of the ordinary shares on the Euronext Lisbon Stock Exchange was €8.70 per ordinary share. On June 15, 2004, the last reported sale price of the ADSs on the New York Stock Exchange was US$10.52 per ADS.

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

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve, until this reserve represents 20% of share capital. As of December 31, 2003, Portugal Telecom's legal reserve was equal to approximately 11.5% of share capital. As a result, deductions for the legal reserve will continue to be made for the foreseeable future. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting.

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

        If any such shareholder holds or controls ordinary shares in excess of 10% of Portugal Telecom's share capital, the shareholders may decide at a shareholders' meeting to require the cancellation of the ordinary shares held in excess of such 10% limit. In such case, Portugal Telecom must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of Portugal Telecom's share capital by sale or other disposition of the excess ordinary shares within 30 days. By making such request, such shareholder must renounce, pending the conclusion of such sale or disposition, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions.

        In addition, according to Decree-Law 380/93, of November 15, 1993, no person may acquire ordinary shares representing more than 10% of Portugal Telecom's voting capital without prior authorization from the Ministry of Finance. Under such Decree-Law, if a person attempts to acquire more than 10% of Portugal Telecom's shares without such authorization, no additional ordinary shares may be registered in the name of such person by Portugal Telecom, the CMVM or any Portuguese financial intermediary. Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions. However, a recent judgment of the EU Court of Justice (Case C-367/98) has determined that the Portuguese state, by maintaining such Decree-Law in force, has failed to comply with the EC Treaty's prohibitions on restrictions on the movement of capital in the EU.

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

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Commercial Code, which was enacted in 1987 and codified European Union directives on commercial law. The Portuguese Securities Code and related legislation strengthen the corporate governance precepts contained in the Commercial Code, by requiring immediate disclosure of all material information and that companies publish qualified shareholdings and certain periodic information, including financial statements; by establishing a general duty to inform; and by criminalizing insider trading and abuse and market manipulation.

        In response to the heightened focus world-wide on corporate governance in recent years, the Comissão do Mercado de Valores Mobiliários, or CMVM, the Portuguese Securities Market Commission, amended its "Recommendations on Corporate Governance" and the complementary "Basic Text on Corporate Governance", or Regulation 7/2001, in November 2003. The Recommendations govern matters involving shareholder powers, rights and meetings, boards of directors and senior management, committees, board independence, internal control systems and disclosure. The full text of the CMVM's "Recommendations on Corporate Governance", including an English version thereof, is available at www.cmvm.pt.

        The Portuguese Commercial Code is legally binding on any company listed on the Lisbon Stock Exchange. The Commercial Code establishes corporate governance standards in respect of the following:

  •
  Shareholder pre-emptive rights, which are intended to protect shareholders and holders of securities convertible into shares against a decrease in equity value;

  •
  Share capital formation and capital increases, including the mandatory verification by independent auditors of non-cash inflows, such as fixed assets;

  •
  Dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances;

  •
  Shareholders' meetings, including minimum notice requirements, minority rights and requirements that shareholders elect the chairman of the meeting and an autonomous body empowered to convene and conduct the meetings;

  •
  Annual reports of management to the shareholders' meeting;

  •
  Shareholder access to information, including the right to put questions to management and request information in general meetings and minority rights to request information regarding a company's performance;

  •
  Shareholder rights to request the judicial nullification of decisions made at a shareholders' meeting and to request prospectively the suspension of a scheduled shareholders' meeting;

  •
  Board structure, both two-tiered boards, with a management board and a supervisory or non-management board, and single-tiered boards, with one administrative body, are permissible under Portuguese law. Single-tiered boards distinguish between supervisory and management functions with the creation of an Executive Committee;

  •
  Appointment and remuneration of Board Members, which is a function of shareholders, including minority shareholders;

  •
  Audit function, which is conducted by a statutory audit board that is elected by shareholders and is entitled to participate in board meetings;

  •
  Conflict of interest, which is strictly regulated and includes a requirement that board members make their share transactions and significant shareholdings public and that they recuse themselves from participating and voting in any matters in which they have a personal interest; and

  •
  Fiduciary duty of board members to shareholders and the company.

Summary of Significant Differences between Portuguese Corporate Governance Practices and the New York Stock Exchange's, or NYSE, Corporate Governance Standards

        The following paragraphs provide a brief, general summary of significant differences between the corporate governance practices followed by Portuguese companies, such as Portugal Telecom, and those required of domestic companies under NYSE listing standards.

        Composition of Board of Directors; Independence; Conflicts of Interest; Meetings of Non-Management Directors. The NYSE listing standards provide that the Board of Directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The listing standards do not specifically deal with the avoidance of conflicts of interest and related-party transactions. These matters are typically governed by the laws of the state in which the listed company is incorporated.

        Portuguese law does not explicitly require that the members of management or board of directors of a Portuguese company be independent, but it does establish a number of principles of independence for board members which, in case of non-compliance, shall be disclosed. These principles are designed to strengthen independence, to avoid conflicts of interest and to establish procedures and standards for related-party transactions.

        In Portugal Telecom's case, the function of the Chairman of its Board of Directors is independent from the function of its Chief Executive Officer. See "Item 6—Directors, Senior Management and Employees".

        The NYSE listing standards provide that the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management in order to empower them to serve as a more effective check on management. There is no similar requirement or recommendation under Portuguese law.

        Committees.    The NYSE listing standards require that a U.S. listed company must have a nominating/corporate governance committee and a compensation committee, and that all listed companies, including non-U.S. listed companies, must have an audit committee that satisfies the requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. U.S. listed companies must have an audit committee that fulfils additional, NYSE-imposed requirements. The NYSE listing standards require each of these committees to consist solely of independent directors and to have a written charter that addresses certain matters specified in the listing standards.

        Under Portuguese law, the only committee required is the compensation committee. However, the CMVM recommends that companies form additional committees at the supervisory board level to evaluate corporate governance structures and practices.

        The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, the Exchange Act requirements regarding audit committees will apply to non-U.S. listed companies, such as Portugal Telecom.

        Even though PT is not required by the Exchange Act to have an audit committee until July 31, 2005, it established an Audit Committee in December 2003, consisting of independent members of its Board of Directors. The Audit Committee's primary function is to advise the Board of Directors and the Executive Committee with respect to (i) financial reporting quality and integrity, (ii) external auditor independence and capability and (iii) internal control system quality, integrity and efficiency and to supervise the external auditors and the performance of the statutory auditors.

        The Audit Committee is also responsible for monitoring our compliance with legal provisions, regulations, recommendations and guidelines issued by relevant authorities and that appropriate policies are implemented to ensure our compliance with national and international laws and regulations to which we are bound.

        Portugal Telecom is in the process of creating a nominating/corporate governance committee, which will be formally established as soon as its charter is approved by the Board of Directors.

        Disclosure.    The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address: director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the Board of Directors. In addition, the CEO of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE's corporate governance listing standards. The certification must be disclosed in the company's annual report to shareholders.

        Under Portuguese law, the executive management and board of directors are required to disclose either that they are in compliance with the recommendations set forth by the CMVM or which recommendations they have not followed and provide reasons therefore. This disclosure is located in our Corporate Governance Report, which is attached as an appendix to our Portuguese annual report.

        Code of Business Conduct and Ethics.    The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. There is no similar requirement or recommendation under Portuguese law. However, under the Exchange Act rules and regulations, all foreign private issuers, such as Portugal Telecom, must disclose in their annual reports on Form 20-F whether they have adopted a code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if they have not adopted such a code, why they have not done so. In addition, they must either file a copy of the code with the U.S. Securities Exchange Commission as an exhibit to their annual reports; post the text of the code on their websites and disclose in their annual reports their Internet addresses and the fact that they have posted such a code on their websites; or undertake in their annual reports to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics required by the Exchange Act rules.

        Portugal Telecom has a code of ethics that complies with Exchange Act requirements and is in the process of approving a separate code of ethics applicable only to its senior financial officers. See "Item 16B—Code of Ethics".

        Shareholder Approval of Equity Compensation Plans.    The NYSE listing standards provide that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and qualified plans, parallel excess plans and Section 423 of the U.S. Internal Revenue Code plans. Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The CMVM recommends that the proposal submitted to the shareholders' meeting concerning the approval of schemes for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or employees must include all details necessary for a correct evaluation of the scheme. The full text of the scheme, if available, must be attached to the proposal.

        A summary of the significant differences between Portuguese corporate governance practices and the NYSE's corporate governance standards is also available on our website at www.telecom.pt.

Material Contracts

        On January 23, 2001, PT signed a strategic agreement with Telefónica to create a joint venture company, combining all of their mobile properties in Brazil. On December 27, 2002, we and Telefónica contributed our mobile properties in Brazil to Vivo. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business" and "—Strategic Alliances—Alliance with Telefónica".

        On October 17, 2002, we entered into an agreement to acquire PT Multimedia's Internet and yellow pages activities, consisting of 100% of PTM.com, which owns the leading ISP/Portal in Portugal (Telepac and Sapo), 24.75% of Páginas Amarelas, the leading Portuguese yellow pages directory service, and 50% of Sportinveste Multimedia, which operates a sports internet business and owns key on-line sports rights. The aggregate consideration for the acquisition of the equity in these three companies amounted to €199 million. We also acquired at nominal value €401 million in shareholder loans that PT Multimedia had extended to PTM.com and Sportinveste Multimedia by offsetting shareholder loans that it had extended to PT Multimedia. As a result of this restructuring, our fully consolidated net debt remained unchanged whilst the net debt of PT Multimedia was reduced by Euro 600 million to Euro 139 million. We believe that our restructuring of the Internet assets will underpin the continued growth of our broadband businesses and increase the loyalty of fixed line customers, whilst providing a single platform with scale and scope for investment and development of on-line services and content for the PT group. See "Item 4—Information on the Company—Our Businesses—Multimedia Businesses".

        On December 11, 2002, PT Comunicações entered into an agreement to acquire the ownership of the basic telecommunications network from the Portuguese State. PT Comunicações agreed to prepay the future rental payments due under the current Concession in exchange for full ownership of the network. As part of this agreement there will be no reversion of the assets related to the provision of the Concession services to the Portuguese State at the end of the Concession period. The Portuguese State also agreed to fund certain services being provided by PT Comunicações, namely Mobile Maritime Radio and Telex and Telegraph services. Future losses from the transmission of TV and radio signals will also be reimbursed by the Portuguese State. The consideration paid to the Portuguese State for this agreement to acquire the ownership of the fixed network amounted to €365 million, which included the 2002 Concession rental payment (€16.6 million), thus generating an increase in intangible assets of €348 million.

        On December 30, 2002, a new pricing convention for the fixed telephone service (Universal Service Convention) for 2002 and 2003 was agreed with ANACOM and the Directorate General for Competition (DGCC). The convention established price caps of CPI-3% and CPI-2.75% for 2002 and 2003, respectively, excluding international calls. Tariffs in 2002 were not updated, but inflation of 3.6% in 2002 means that PT has complied with its 2002 price cap obligations. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        On January 16, 2003, Vivo, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações, S.A., or TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. On April 25, 2003 TCP completed the acquisition of a controlling interest in TCO (61.1% of common shares). The price of the controlling shares was R$1,506 million, corresponding to R$19.49 per 1,000 common shares acquired. On November 18, 2003, TCP acquired an additional 72.2% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP now holds 86.6% of the voting capital stock and 29.3% of the total capital stock of TCO, including treasury shares held by TCO. On October 31, 2003, TCP attempted to acquire the remaining share capital of TCO by means of a merger of TCO shares into TCP shares. The exchange ratio was fixed at 1.27 TCP shares for each TCO share held. This merger was cancelled on January 12, 2004 following the issue of an opinion by the Brazilian Securities and Exchange Commission that the merger did not fully comply with current Brazilian law. With the acquisition of its participation in TCO, Vivo provides services to approximately 21 million customers, with a market share of approximately 56% in its concession area. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        In May 2004, ANACOM and the DGCC approved the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with the price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices are expected to become effective in August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

Exchange Controls

        Since January 1, 1993, there have been no foreign exchange controls imposed on the Escudo by the Portuguese Government. None of the member countries of the European Union or the EU that have adopted the Euro, including Portugal, has imposed foreign exchange controls on the Euro. There are currently no foreign exchange control restrictions in Portugal on remittances of dividends on our ordinary shares or on the conduct of our operations.

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

        The description of the Portuguese and U.S. federal income tax laws and practices set forth below (i) is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the U.S. Internal Revenue Code of 1986, as amended, hereinafter referred to as the "Code", and the regulations promulgated thereunder, as well as the convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the protocol thereto, hereinafter referred to as the

"Tax Treaty" and is subject to changes to those laws and practices and the Tax Treaty subsequent to that date, which changes could be made on a retroactive basis, and (ii) is based in part on the representations of The Bank of New York as depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        As used in this section, the term "U.S. Holder" means a beneficial owner of ordinary shares or of ADSs that is:

  •
  a citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation organized under the laws of the U.S. or of any state thereof or the District of Columbia;

  •
  an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

  •
  a trust (a) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and elected to continue to be so treated.

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

        Based upon the foregoing, dividends paid in 2004 to Portuguese residents are subject to withholding at a tax rate of 7.5%. In the case of non-residents, the dividends will be subject to withholding at a tax rate of 12.5%.

        Our entitlement to the reduction discussed above, relating to shares of companies in the process of privatization, has been confirmed by an administrative ruling of the Treasury and Finance Secretary of State. The effective rate of withholding tax pursuant to domestic Portuguese law has changed periodically in recent years and may continue to change.

        Under the Tax Treaty, the rate of withholding tax on dividends distributed to U.S. Holders may not exceed 15%. If the withholding tax rate exceeds the treaty rate referred to above, then The Bank of New York, as depositary, will use all reasonable efforts to follow the requisite procedures in a manner reasonably satisfactory to us to obtain reduced rates of withholding tax, as provided under the Tax Treaty, at the time dividends are paid and to facilitate the recovery by U.S. Holders of ADSs of amounts of Portuguese withholding tax withheld in excess of the Tax Treaty rate, if any.

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

        Legislation enacted in 2003 (the "2003 Legislation") reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-US corporation that is not a "foreign personal holding company", a "foreign investment company" or a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if the shares (or ADSs) are readily tradable on an established securities market in the United States. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). Accordingly, unless we are treated as a "foreign personal holding company", a "foreign investment company" or a "passive foreign investment company", the dividends that we pay in respect of our ordinary shares or ADSs generally should be eligible for the reduced rate under the 2003 Legislation. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each US Holder who is an individual to consult his or her own tax advisor regarding the possible applicability of the reduced rate under the 2003 Legislation and the related restrictions and special rules.

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

        Subject to certain conditions and limitations, Portuguese tax withheld with respect to dividend distributions in accordance with Portuguese law will be eligible for credit against a U.S. Holder's federal income tax liability. A U.S. Holder will be denied a foreign tax credit with respect to Portuguese withholding tax on dividends from us if such U.S. Holder has not held the ADSs or ordinary shares for a minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. As an alternative to claiming a foreign tax credit, a U.S. Holder may claim a deduction for Portuguese withholding tax, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. If a U.S. Holder is denied a foreign tax credit because of the holding period requirement described above, however, the U.S. Holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. Holder claimed the foreign tax credit for other taxes in the same taxable year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

        Dividends distributed by Portugal Telecom with respect to ordinary shares or ADSs generally should constitute "passive income" (or, in the case of certain holders, "financial services income") for foreign tax credit limitation purposes. Foreign tax credits that were not used due to the foreign tax credit limitation may generally be carried back two years and forward five years, subject to the limitations referred to above. The rules relating to the determination of the foreign tax credit are complex, and therefore, each U.S. Holder is urged to consult with its tax advisor to determine whether and to what extent such holder would be entitled to this credit.

        Pro rata distributions of ordinary shares to our shareholders (including U.S. Holders of ADSs) generally should not be subject to U.S. federal income tax.

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

        Legislation enacted in 2003 generally reduces to 15% the maximum tax rate for long-term capital gains of individuals from the sale of shares through taxable years beginning on or before December 31, 2008.

        Any such gain or loss generally should be U.S. source. Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs should not be subject to U.S. federal income tax.

Reportable Transactions

        Under recently promulgated United States Treasury regulations, U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of ADSs or ordinary shares, or any related transaction, including without limitation, the disposition of any Euros (or other foreign currency) received as a dividend or as proceeds from the sale of the ADSs or ordinary shares.

U.S. Back-up Withholding

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

        We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Portuguese GAAP, and our annual report on Form 20-F, which includes a reconciliation to U.S. GAAP of net income and shareholders' equity. We also furnish the depositary with six month reports in English which include audited semi-annual consolidated financial information prepared under Portuguese GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders' meeting it receives.

        As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Securities Exchange Act of 1934 relating to short-swing profit disclosure and liability.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Portugal Telecom's most significant market risk exposures are interest rate risk and exchange rate risk and, to a lesser extent, commodity risk. We actively manage interest rate risk and foreign currency exchange rate risk through our regular operating and financing activities as well as through financial derivative instruments.

        Derivative contracts are entered into with major financial institutions, after careful analysis and approval from the Board. We regularly review their market value and risks in order to assess and manage our exposure for market risk.

Interest Rate Risk

        Our policy is to manage interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. In the first half of 2003, we unwound or cancelled several interest rate swaps, which resulted in an increase of the proportion of fixed rate debt, and simplified our derivatives portfolio. Simultaneously, as the weight of fixed rate debt has increased significantly, we have acquired interest rate floors in order to continue to benefit from any additional decreases in European interest rates.

        As of December 31, 2003, approximately 74.9% of our total indebtedness carried fixed interest rates, compared to 59.3% at the end of 2002. We believe this increase in the proportion of our fixed rate debt will reduce the impact of an increase in interest rates on future interest costs.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in the European Interbank Offered Rate (EURIBOR), CDI (Brazil's interest rate), European Investment Bank (EIB) rates and London Interbank Offered Rate (LIBOR). The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, we believe that the EIB's interest rates are generally competitive.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. Most of Vivo's subsidiaries' debt is originally denominated in Euros and U.S. dollars. Vivo's policy is to hedge against this currency exchange risk and, as a result, all of the debt of Portugal Telecom's Brazilian subsidiaries was either Real denominated or had been swapped into Reais, as of December 31, 2003. We remain exposed to exchange rate risk between Brazilian Reais and Euros regarding our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

        We have maintained our policy of having reduced exposure to exchange rate risk regarding long-term debt. As of December 31, 2003, approximately 2.1% of our total indebtedness was denominated in U.S. dollars, compared with 1.6% at the end of 2002 and 8.4% at the end of 2001 (taking into consideration cross-currency swaps). Our total net exposure to the U.S. dollar, including certain free-standing derivatives, amounted to negative US$286.5 million as of December 31, 2003.

Equity Price Risk

        We face equity price risk with regard to our shares in Telefónica and BES. Under Portuguese GAAP, our interests in Telefónica and BES are recorded at their acquisition cost less a provision for estimated losses, where applicable. However, if the market value of such interests was to fall below the acquisition cost, the interests would be recorded at fair value. Under U.S. GAAP, our interests in Telefónica and BES are currently recorded at fair value, with a value of approximately €57.7 million as of December 31, 2003, which implies a potential gain of approximately €1.0 million when compared with the carrying value. See Note 38 to our audited consolidated financial statements.

        In previous years, we entered into equity swaps and put options on 49,255,848 of our own shares to reduce the risk associated with the volatility of our own shares. These contracts had maturities ranging from 5 months to 1.8 years. Taking into consideration the evolution in the market value of Portugal Telecom's stock price, a provision was recorded which represents the difference between the exercise price of those derivatives (ranging from €6.21 to €12.12 per share) and the stock price as of December 31, 2003.

        In previous years, we also entered into an equity swap regarding the shares of PT Multimedia, maturing on May 5, 2004. As of December 31, 2003, taking into consideration the market price of PT Multimedia's shares, we cancelled the provision recorded at the end of 2002.

        The following tables provide information about our debt instruments and derivative contracts as of December 31, 2003 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows (unless otherwise stated) and average interest rates by expected maturity dates (taking into consideration associated derivatives). The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2003.

        The tables reflect our interest in Vivo's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts of the instruments, because we proportionally consolidate Vivo's assets and liabilities in our balance sheet under Portuguese GAAP as of December 31, 2002 and 2003. See Note 36 to our audited consolidated financial statements.

        The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Vivo.

Debt Sensitivity to Interest rates
(Euro millions)
Expected Maturity Date

	Notes	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		20	19	17	11	8	75	78
Average Interest Rate		4.10%	4.06%	3.98%	3.84%	3.77%	4.03%
EIB Loans (€) with associated swaps		53	61	52	72	318	556	579
Average Interest Rate		4.42%	4.43%	4.57%	4.98%	5.17%	4.77%
Total EIB Fixed Rate Loans		74	80	69	82	326	631	657

Non-EIB Fixed Rate Loans
Loans (€)		2	2	2	2	6	14	14
Average Interest Rate		4.88%	4.85%	4.79%	4.71%	4.10%	4.65%
Loans (€) with associated swaps		—	500	—	—	—	500	513
Average Interest Rate	(1)	4.58%	0.45%	—	—	—	n.a.
Bonds (€)		—	—	1,000	—	1,000	2,000	2,078
Average Interest Rate		5.19%	5.19%	5.19%	4.63%	4.63%	5.00%
Bonds (€) with associated swaps		—	600	—	—	—	600	619
Average Interest Rate		5.02%	5.02%	—	—	—	5.02%
Exchangeable bonds (€)		—	—	440	—	—	440	436
Average Interest Rate		2.00%	2.00%	2.00%	—	—	2.00%
Exchangeable bonds (€) with associated swaps	(2)	450	—	—	—	—	450	455
Average Interest Rate		3.88%	—	—	—	—	3.88%
Loans (US$)		8	10	1	10	2	30	31
Average Interest Rate		4.78%	4.38%	2.95%	2.87%	2.59%	4.01%
Loans (Other currencies)		1	1	1	0	1	3	3
Average Interest Rate		3.90%	3.38%	2.54%	0.75%	0.75%	2.10%
Total Non-EIB Fixed Rate Loans		461	1,113	1,443	12	1,008	4,038	4,148

Total Fixed Rate Debt		534	1,193	1,512	95	1,335	4,669	4,805

Floating Rate Debt
EIB Floating Rate Loans
Loans (US$) with associated €/US$ swaps		—	10	10	10	40	70	62
Average Interest Rate—ref. EIB rates		0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total EIB Floating Rate Loans		0	10	10	10	40	70	62

Non-EIB Floating Rate Loans
Loans (€)		294	11	1	1	1	308	308
Average Spread—ref. Euribor		0.12%	0.27%	0.33%	0.33%	0.33%	0.13%
Domestic Bonds (€) with associated swaps		125	—	—	—	—	125	128
Average Spread—ref. Euribor	(3)	0.25%	—	—	—	—	0.25%
Loans (US$)		7	1	2	2	12	24	24
Average Spread—ref. USD Libor		0.42%	0.28%	0.23%	0.22%	0.22%	0.29%
Loans (US$) with associated US$/BR$ swaps	(4)	262	102	3	11	14	392	415
Average Spread—ref. % of CDI		104.74%	109.30%	106.22%	106.11%	89.17%	105.50%
Loans (JPY) with associated JPY/BR$ swaps	(4)	—	41	—	—	—	41	42
Average Spread—ref. % of CDI		106.63%	106.63%	—	—	—	106.63%
Loans (BR$)	(4)	(70)	—	—	—	69	(0)	4
Average Spread—ref. % of CDI		—	—	—	—	—	—
Loans (BR$)		34	37	15	12	0	98	97
Average Spread—ref. TJLP (BRL long term interest rate)		3.72%	3.70%	3.56%	3.56%	3.50%	3.68%
Loans (BWP)		5	5	5	5	1	20	20
Average Spread—ref. BWP (Botswana Prime Rate)		(0.89%)	(0.89%)	(0.89%)	(0.89%)	(0.89%)	(0.89%)
Loans (Other currencies)		1	—	—	—	—	1	1
Total Non-EIB Floating Rate Loans		657	198	25	29	99	1,008	1,039

Total Floating Rate Debt		657	208	35	39	139	1,078	1,101

Total Debt		1,191	1,401	1,547	134	1,473	5,747	5,906

(1)
PT pays 4.5825% until the maturity of the swap in June 2004; After June 2004, PT pays Euribor + 0.45%.

(2)
Includes €409 million for which interest is calculated on US$373 million as a result of swaps.

(3)
Includes €50 million for which the rate (r) to pay will depend of Euribor:

•
If Euribor > 6.40%, r = Euribor

•
If 4.50% < Euribor < 6.40%, r = 5.29%

•
If Euribor < 4.50%, r = (5.29% + 4.5% - Euribor)

(4)
Includes exchange gains and losses from cross currency swaps, which reflect the carrying value of those swaps as of December 31, 2003.

Derivatives Sensitivity to Interest Rate Risk
(Euro millions)
Expected Maturity Date(1)

	Notes	2004	2005	2006	2007	Thereafter	Total	Fair Value
Interest Rate Derivatives
Fixed Rate Payer
Pay fixed Euro, receive fixed Euro swaps		100	—	—	—	—	100	(1)
Average Rate Paid		4.37%	—	—	—	—	4.37%
Average Rate Received		1.48%	—	—	—	—	1.48%
Pay fixed Euro, receive floating Euro swaps		1,309	761	126	101	77	1,309	(31)
Average Rate Paid		4.75%	4.88%	4.39%	4.40%	4.58%	4.74%
Average Spread Received—ref. Euribor		0.52%	0.59%	0.00%	0.00%	0.00%	0.46%
Pay fixed Euro, receive floating Euro forward starting swaps		—	64	231	278	264	311	(6)
Average Rate Paid		—	5.11%	5.24%	5.26%	4.89%	5.03%
Average Spread Received—ref. Euribor		—	0.00%	0.00%	0.00%	0.00%	0.00%
Pay fixed Euro, receive floating U.S. dollar swaps		5	4	4	3	2	5	(1)
Average Rate Paid		3.62%	3.62%	3.62%	3.62%	3.62%	3.62%
Average Spread Received—ref. US$ Libor		0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Pay fixed U.S. dollar, receive fixed Euro swaps		409	—	—	—	—	409	(3)
Average Rate Paid		3.76%	—	—	—	—	3.76%
Average Rate Received		1.48%	—	—	—	—	1.48%
Floating Rate Payer
Pay floating Euro, receive floating Euro swaps		50	—	—	—	—	50	(2)
Average Spread Paid—ref. (- Euribor)	(2)	9.79%	—	—	—	—	9.79%
Average Spread Received—ref. Euribor		0.25%	—	—	—	—	0.25%
Pay floating Euro, receive floating Euro swaps		623	516	—	—	—	623	(19)
Average Spread Paid—ref. Euribor		3.50%	3.50%	—	—	—	3.50%
Average Spread Received—ref. Euribor		0.50%	0.50%	—	—	—	0.50%
Pay floating Euro, receive floating U.S. dollar swaps		70	70	60	50	40	70	(11)
Average Spread Paid—ref. Euribor		0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Average Spread Received—ref. US$ Libor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Pay floating Brazilian Real, receive floating Euro swaps		219	—	—	—	—	219	75
Average Spread Paid—ref. % CDI		103.59%	—	—	—	—	103.59%
Average Spread Received—ref. Euribor		3.32%	—	—	—	—	3.32%
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		443	148	32	27	13	443	(11)
Average Spread Paid—ref. % CDI		103.09%	102.78%	100.00%	100.00%	100.00%	102.68%
Average Rate Received		7.62%	7.93%	13.14%	13.67%	13.80%	8.32%
Pay floating in U.S. dollar (US$/R$ hedge with associated US$/R$ options sold)		111	111	111	—	—	111	77
Average Spread Paid—ref. % CDI		38.00%	38.00%	38.00%	—	—	38.00%
Average Rate Received		0.00%	0.00%	0.00%	—	—	0.00%
Pay floating Brazilian Real, receive fixed Japanese Yen swaps		42	42	—	—	—	42	(1)
Average Spread Paid—ref. % CDI		105.43%	105.43%	—	—	—	105.43%
Average Rate Received		1.30%	1.30%	—	—	—	1.30%

(1)
All the amounts refer to the notional amounts of derivatives, at the beginning of each period.

(2)
The rate (r) to pay will depend on Euribor:

•
If Euribor > 6.40%, r = Euribor

•
If 4.50% < Euribor < 6.40%, r = 5.29%

•
If Euribor < 4.50%, r = (5.29% + 4.5% - Euribor)

Debt Sensitivity to Exchange Rates
(Euro millions)
Expected Maturity Date

	Notes	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities exposure to Non-European Monetary Union currencies
Exposure to the Euro/U.S. dollar exchange rate
Convertible bonds (€) with associated €/US$ swaps	(1)	450	—	—	—	—	450	455
Average Interest Rate		3.88%	—	—	—	—	3.88%
Loans (US$)		8	10	1	10	2	30	31
Average Interest Rate		4.78%	4.38%	2.95%	2.87%	2.59%	4.01%
Loans (US$)		7	1	2	2	12	24	24
Average Spread—ref. USD Libor		0.42%	0.28%	0.23%	0.22%	0.22%	0.29%
Exposure to the Euro/Brazilian Real exchange rate
Loans (US$) with associated US$/BR$ swaps	(2)	262	102	3	11	14	392	415
Average Spread—ref. % of CDI		104.74%	109.30%	106.22%	106.11%	89.17%	105.50%
Loans (JPY) with associated JPY/BR$ swaps	(2)	—	41	—	—	—	41	42
Average Spread—ref. % of CDI		106.63%	106.63%	—	—	—	106.63%
Loans (BR$)	(2)	(70)	—	—	—	69	(0)	4
Average Spread—ref. % of CDI		n.a	n.a	n.a	n.a	n.a	n.a
Loans (BR$)		34	37	15	12	0	98	97
Average Spread—ref. TJLP (BRL long term interest rate)		3.72%	3.70%	3.56%	3.56%	3.50%	3.68%
Exposures to other currencies exchange rates
Loans (BWP)		5	5	5	5	1	20	20
Average Spread—ref. BWP (Botswana Prime Rate)		(0.89%)	(0.89%)	(0.89%)	(0.89%)	(0.89%)	(0.89%)
Loans (other currencies)		1	1	1	0	1	3	3
Average Interest Rate		3.90%	3.38%	2.54%	0.75%	0.75%	2.10%
Loans (other currencies) with floating interest rates		1	0	—	—	—	1	1

(1)
Includes €409 million for which interest is calculated on US$373 million as a result of swaps (that have no final exchange component).

(2)
Includes exchange gains and losses from cross currency swaps, which reflect the carrying value of those swaps as of December 31, 2003.

Derivatives Sensitivity to Exchange Rate Risk
(Euro millions)
Expected Maturity Date(1)

	Notes	2004	2005	2006	2007	Thereafter	Total	Fair Value
Exchange Rates Derivatives
Exposure to the Euro/U.S. dollar exchange rate
Pay fixed Euro, receive floating U.S. dollar swaps		5	4	4	3	2	5	(1)
Average Rate Paid		3.62%	3.62%	3.62%	3.62%	3.62%	3.62%
Average Spread Received—ref. US$ Libor		0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Pay fixed U.S. dollar, receive fixed Euro swaps	(2)	409	—	—	—	—	409	(3)
Average Rate Paid		3.76%	—	—	—	—	3.76%
Average Rate Received		1.48%	—	—	—	—	1.48%
Pay floating Euro, receive floating U.S. dollar swaps		70	70	60	50	40	70	(11)
Average Spread Paid—ref. Euribor		0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Average Spread Received—ref. US$ Libor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Final exchange of former €/US$ swaps		200	200	200	200	200	200	11
Pay U.S. dollar, Receive Euro
€/US$ Forwards		212	200	200	200	200	212	(12)
Pay Euro, Receive U.S. dollar
€/US$ Calls bought and sold		450	200	200	200	200	450	(28)
Exposure to the Euro/Brazilian Real exchange rate
Pay floating Brazilian Real, receive floating Euro swaps		219	—	—	—	—	219	75
Average Spread Paid—ref. % CDI		103.59%	—	—	—	—	103.59%
Average Spread Received—ref. Euribor		3.32%	—	—	—	—	3.32%
Exposure to the U.S. dollar/Brazilian Real exchange rate
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		443	148	32	27	13	443	(11)
Average Spread Paid—ref. % CDI		103.09%	102.78%	100.00%	100.00%	100.00%	102.68%
Average Rate Received		7.62%	7.93%	13.14%	13.67%	13.80%	8.32%
Pay floating in U.S. dollar (US$/R$ hedge with associated US$/R$ options sold)		111	111	111	—	—	111	77
Average Spread Paid—ref. % CDI		38.00%	38.00%	38.00%	—	—	38.00%
Average Rate Received		0.00%	0.00%	0.00%	—	—	0.00%
Exposure to the Japanese Yen/Brazilian Real exchange rate
Pay floating Brazilian, receive fixed Japanese Yen swaps		42	42	—	—	—	42	(1)
Average Spread Paid—ref. % CDI		105.43%	105.43%	—	—	—	105.43%
Average Rate Received		1.30%	1.30%	—	—	—	1.30%

(1)
All the amounts refer to the notional amounts of derivatives, at the beginning of each period.

(2)
No final exchange.

Derivatives Sensitivity to Equity Price Risk
(Euro millions)
Expected Maturity Date(1)

	Notes	2004	2005	2006	2007	Thereafter	Total	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on Portugal Telecom Shares		207	207	—	—	—	207	6
Average Initial Price		7.74	7.74	—	—	—	7.74
Equity Swaps on PT Multimedia Shares		216	—	—	—	—	216	15
Average Initial Price		14.10	—	—	—	—	14.10
Put Options
Put Options on Portugal Telecom Shares		155	—	—	—	—	155	(2)
Average Exercise Price		6.88	—	—	—	—	6.88

(1)
All the amounts refer to the notional amounts of derivatives, at the beginning of each period.

Fair Value of Derivatives Contracts in 2003
(Euro millions)

Fair value of contracts outstanding at December 31, 2002	(100.0)
Contracts realized or otherwise settled during 2003	(27.7)
Fair value of new contracts entered into during 2003	(33.0)
Changes in fair value attributable to changes in valuation techniques and assumptions	0.0
Other changes in fair value (due to restructuring of existing contracts and change of market conditions)	218.3
TCO acquisition	(1.1)
Fair value of contracts outstanding at December 31, 2003	56.5

Fair Value of Derivatives Contracts in 2003
(Euro millions)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1 - 3 years	4 - 5 years	In excess of 5 years	Total Fair Value
Prices actively quoted	0.0	0.0	0.0	0.0	0.0
Prices provided by other external sources	56.1	63.7	(2.5)	(49.4)	67.9
Prices based on models and other valuation methods	(23.6)	2.9	9.3	0.0	(11.4)

Total	32.4	66.7	6.8	(49.4)	56.5

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        We are not required to provide the information called for by Item 12.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

        An evaluation was performed by Portugal Telecom's management, with the participation of Portugal Telecom's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness Portugal Telecom's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F. Based on that evaluation, Portugal Telecom's management, including the CEO and CFO, concluded that its disclosure controls and procedures were effective to ensure that material information relating to Portugal Telecom and its consolidated subsidiaries was made known to them by others within Portugal Telecom and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared. Nevertheless, we have identified areas for improvement in our internal controls and procedures and we are in the process of making such improvements. During 2003, we implemented a shared services platform that is responsible for all back office activities of the PT group and which has harmonized all processes and controls in the financial reporting function of the PT group. This has been a major contributor to the general improvement in our control environment, particularly in relation to internal control over financial reporting. Except for the implementation of this shared services platform, there has been no change in Portugal Telecom's internal control over financial reporting that occurred during the year-ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, Portugal Telecom's internal control over financial reporting.

        Pursuant to the SEC guidance on disclosure controls and procedures, we established a Disclosure Committee in May 2003, with the goal of defining, documenting and communicating adequate disclosure procedures and financial reporting, as well as reviewing all public releases of information. As of February 2004, the Disclosure Committee is comprised of the following officers: Luís Manuel da Costa de Sousa de Macedo (Secretary General of the Company and chairman of this committee), Francisco José Meira Silva Nunes (Chief Accounting Officer), Carlos Manuel Mendes Fidalgo Moreira da Cruz (Financing and Treasury Director), Paula Canais (Planning Director), Miguel Chambel (Control Director), Nuno Prego (Investor Relations Director) and Miguel Amaro (Internal Audit Director).

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        Portugal Telecom's board of directors has determined that Thomaz Paes de Vasconcellos, a member of its Audit Committee, is an Audit Committee financial expert, as that term is defined in Item 16A of Form 20-F.

ITEM 16B—CODE OF ETHICS

        Portugal Telecom's board of directors has adopted a Code of Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Code of Ethics is publicly available on our official website at www.telecom.pt. Written copies of the Code of Ethics are available on request through our Investor Relations office.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2002 and 2003, the remuneration of our independent auditors was as follows.

	2002		2003
	€	%	€	%
Audit Fees	1,001,421	14%	893,900	19%
Audit-Related Fees(1)	848,426	12%	503,535	11%
Tax Fees(2)	1,076,164	15%	818,504	18%
All Other Fees(3)	4,035,906	58%	2,445,741	52%

Total	6,961,917	100%	4,661,680	100%

(1)
The Audit Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions, (ii) accounting consultations and, (iii) internal control reviews.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
In 2002, the All Other Fees category included (i) €1,884,645 in connection with the implementation of a shared services platform at the group level, (ii) €380,000 in connection with the implementation at TMN of an information system for the management of promotional merchandise, (iii) €348,221 in connection with an ISO (International Standardization Organization) quality certification project at PT Comunicações, and (iv) €320,000 related to a CRM implementation project at TMN.

  In 2003, the All Other Fees category mainly included (i) €393,801 in connection with a revenue assurance project at PT Comunicações, (ii) €773,072 related to a CRM implementation project at TMN and, (iii) €602,731 related to a CRM implementation project at PT Comunicações.

        Portugal Telecom's Audit Committee is responsible for appointing (including the pre-approval of all audit services), hiring and firing the independent auditors; pre-approving all non-audit services, including a review of the scope, planning and resources available for the performance of the audit and permissible non-audit services; and establishing the compensation of the independent auditors, including the fees, terms and conditions for the performance of audit and non-audit services.

        Annually, Portugal Telecom's Audit Committee reviews a report of the independent auditors that details, among other things, all relationships existing between Portugal Telecom and its independent auditors, including a detailed description of all services rendered to Portugal Telecom.

        All non-audit services provided by the independent auditors must be pre-approved by the Audit Committee, and all non-audit services provided in 2003 by our independent auditors were pre-approved by Portugal Telecom's Audit Committee. Portugal Telecom's Audit Committee does not provide for a de minimis exception to the pre-approval of non-audit services but pre-approves all services to be provided regardless of size.

        When pre-approving non-audit services, our Audit Committee analyzes any potential conflicts of interest between the services to be provided and the existing audit services performed by the independent auditors. The Audit Committee issues an opinion to our Board of Directors regarding its findings in this regard.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        We are not required to provide the information called for by Item 16E in this annual report.

PART III

ITEM 17—FINANCIAL STATEMENTS

  See "Item 18—Financial Statements".

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 23, 2002, effective May 22, 2002, together with an English translation thereof, is incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, is incorporated by reference to Exhibit A of Portugal Telecom, S.A.'s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003 among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
2.3
Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
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
2.10
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, is incorporated by reference to Exhibit 10.15 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No.333-10434) filed with the Commission on June 11, 1999.
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
4.3
Shareholders Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., is incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
4.4
Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., is incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
4.5
English language summary of the Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, is incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
4.6
English language summary of the Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações, is incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
8.1	List of Significant Subsidiaries.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification.

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

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of

Portugal Telecom, SGPS, S.A.

We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and its subsidiaries (together, the "Company") as of December 31, 2003 and 2002, the related consolidated statements of profit and loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in Portugal.

Accounting principles generally accepted in Portugal vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003, 2002 and 2001 and the determination of shareholders' equity as of December 31, 2003, 2002 and 2001 to the extent summarized in Notes 36, 37 and 38 to the consolidated financial statements.

Our audits also included the translation of euro amounts into United States dollar amounts, and, in our opinion, such translation has been made in conformity with the basis stated in Note 4. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte
Lisbon, Portugal
March 3, 2004, except for Notes 37 and 38, as to which the date is June 30, 2004.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Amounts stated in Euros—€ and U.S. Dollar—US$)

			December 31,
	Notes		2003	2003	2002
			US$	€	€
Current Assets:
Cash and cash equivalents			326,140,748	258,903,507	353,403,303
Short-term investments	5		2,862,275,299	2,272,188,060	1,923,104,592
Accounts receivable—trade, net:
Third parties	6		1,408,361,159	1,118,013,145	1,011,342,161
Accounts receivable—other, net:
Third parties	7		460,262,755	365,374,895	426,708,657
Affiliates	7		42,717,119	33,910,549	32,227,918
Inventories, net	8		129,604,212	102,884,982	149,783,875
Deferred taxes	29		942,433,753	748,141,425	819,956,480
Prepaid expenses and other current assets	9		176,662,708	140,241,889	134,391,528

Total current assets			6,348,457,752	5,039,658,452	4,850,918,514

Investments, net	10		564,445,358	448,079,192	376,352,728
Fixed assets, net	11		5,376,346,740	4,267,958,038	4,575,816,650
Intangible assets, net—other	12		3,968,209,168	3,150,122,385	2,968,745,919
Non-current deferred taxes	29		734,998,909	583,471,389	877,309,675
Other non-current assets, net	7		86,321,955	68,525,804	76,983,094

Total assets			17,078,779,883	13,557,815,260	13,726,126,580

Current Liabilities:
Short term debt and current portion of medium and long-term debt	13		1,500,401,869	1,191,078,724	1,094,355,815
Accounts payable—trade:
Third parties			847,013,413	672,392,961	658,789,960
Affiliates			14,449,476	11,470,569	1,402,427
Accounts payable—other:
Third parties	14		673,948,654	535,007,267	450,620,085
Affiliates			8,827,423	7,007,560	2,288,607
Accrued expenses	15		742,460,394	589,394,613	460,165,628
Taxes payable	16		129,655,380	102,925,601	71,074,053
Deferred taxes	29		41,310,506	32,793,924	44,220,045
Deferred income	17		267,577,280	212,413,495	175,080,091

Total current liabilities			4,225,644,395	3,354,484,714	2,957,996,711

Medium and long-term debt	13		5,738,706,960	4,555,614,003	5,219,107,668
Accrued post retirement liability	30.3		1,582,232,322	1,256,038,995	1,061,457,264
Deferred income—investment subsidies	3.k	)	48,805,882	38,744,052	51,067,354
Non-current deferred taxes	29		378,831,667	300,731,656	359,050,453
Other non-current liabilities	18		588,792,531	467,406,947	518,941,416

Total liabilities			12,563,013,757	9,973,020,367	10,167,620,866

Minority interests	19		811,206,449	643,967,968	447,181,484

Shareholders' equity:
Share capital	20		1,580,022,815	1,254,285,000	1,254,285,000
Capital issued premium	20		115,520,651	91,704,891	2,149,565,000
Treasury shares			(264,587,466)	(210,040,062)	—
Legal reserve	20		181,628,946	144,184,287	144,184,287
Other reserves and retained earnings			4,638,259,653	3,682,035,130	1,438,650,337
Cumulative foreign currency translation adjustments			(2,848,909,330)	(2,261,577,622)	(2,266,416,192)
Net income			302,624,409	240,235,301	391,055,798

Total equity			3,704,559,677	2,940,826,925	3,111,324,230

Total liabilities and shareholder's equity			17,078,779,883	13,557,815,260	13,726,126,580

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts stated in Euros—€ and U.S. Dollar—US$)

		Year ended December 31,
	Notes	2003	2003	2002	2001
		US$	€	€	€
Operating Revenues:
Services rendered	21	6,369,634,520	5,056,469,413	4,950,845,832	4,976,310,428
Sales of merchandise and products	21	735,075,687	583,532,339	492,030,480	613,477,704
Telephone directories	21	171,457,544	136,109,823	139,156,808	136,786,165

Total operating revenues		7,276,167,751	5,776,111,575	5,582,033,120	5,726,574,297

Operating Costs and Expenses:
Wages and salaries	22	889,225,352	705,902,478	694,775,367	668,638,240
Post retirement benefits	30.4	280,840,263	222,942,179	183,213,062	140,677,528
Costs of telecommunications	23	739,626,630	587,145,058	622,938,664	715,099,148
Subsidies		(25,984,809)	(20,627,776)	(31,519,859)	(36,781,131)
Maintenance and repairs		159,398,231	126,536,660	129,248,379	120,110,278
Own work capitalized		(93,847,354)	(74,499,765)	(114,033,783)	(179,349,158)
Raw materials and consumables		93,217,708	73,999,927	97,182,987	139,078,586
Costs of products sold		693,030,188	550,154,948	462,664,452	619,849,449
Telephone directories		113,901,670	90,419,679	92,049,002	89,182,839
Marketing and publicity		178,808,498	141,945,303	108,812,870	141,990,448
Concession rent	1	—	—	16,278,750	12,706,488
General and administrative expenses	24	1,217,532,572	966,525,817	925,561,923	998,959,689
Provision for doubtful receivables, inventories and other	28	164,776,592	130,806,217	132,763,318	130,713,769
Other net operating income		(113,358,214)	(89,988,262)	(45,258,357)	(45,323,661)
Taxes other than income taxes		122,371,676	97,143,507	77,840,569	87,032,366

Total operating costs and expenses		4,419,539,000	3,508,405,970	3,352,517,344	3,602,584,878

Operating Income Before Depreciation and Amortization		2,856,628,751	2,267,705,605	2,229,515,776	2,123,989,419

Depreciation and amortization	11 and 12	1,201,726,580	953,978,392	962,824,885	956,208,793

Operating Income		1,654,902,170	1,313,727,213	1,266,690,891	1,167,780,626

Other Expenses (Income):
Interest expenses		647,004,792	513,618,157	453,227,338	503,333,942
Interest income		(392,749,085)	(311,779,856)	(256,166,495)	(203,390,860)
Goodwill amortization	12	139,338,906	110,612,770	142,909,438	154,551,382
Other net financing (income) / losses	25	(67,351,468)	(53,466,276)	23,959,839	262,827,512
Gains/(losses) on sales and disposals of fixed assets, net	26	(36,065,578)	(28,630,291)	(3,966,594)	(12,692,979)
Equity in earnings of affiliated companies,	10	24,131,663	19,156,675	160,873,350	381,339,934
Work force reduction program costs	30.4	395,652,499	314,084,702	53,701,919	183,877,898
Other non-operating expenses/(revenues), net		(11,546,891)	(9,166,382)	23,002,337	(22,486,449)
Extraordinary Items	27	78,039,491	61,950,854	15,620,288	281,083,805

Income Before Income Taxes		878,447,840	697,346,860	653,529,471	(360,663,559)
Provision for income taxes	29	(476,023,787)	(377,886,629)	(337,094,337)	(174,595,736)

Consolidated Net Income Before Minority Interests		402,424,053	319,460,231	316,435,134	(535,259,295)
Loss / (income) applicable to minority interests	19	(99,799,644)	(79,224,930)	74,620,664	342,649,754

Consolidated Net Income		302,624,409	240,235,301	391,055,798	(192,609,541)

Earnings per Share and ADS(USD/EUR)		0,24	0,19	0,31	(0.15)

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Amounts stated in Euros—€)

	Share Capital	Capital Issued Premium	Own Shares	Legal reserves	Other reserves	Cumulative foreign currency adjustments	Retained Earnings
Balance as of December 31, 2000	1,201,750,000	1,934,200,000	(10,076,165)	101,790,290	932,446,504	(669,645,699)	871,651,564

Share Capital increase	52,535,000	(24,035,000)	—	—	—	—	—
Premium on share capital issued	—	239,400,000	—	—	—	—	—
Acquisition and sales of treasury shares, net	—	—	10,076,165	—	—	—	—
Earnings allocated to reserves	—	—	—	27,024,217	383,174,264	—	(410,198,481)
Foreign currency translation adjustments	—	—	—	—	—	(275,303,075)	—
Gains on the sale of own shares	—	—	—	—	2,463,102	—	—
Merge of PT Investimentos	—	—	—	—	(33,254,956)	—	33,254,956
Impact of deferred taxes (Note 29)	—	—	—	—	598,327,719	—	(600,634,543)
Other adjustments	—	—	—	—	51,882,480	—	(57,435,694)
Net income—2001	—	—	—	—	—	—	(192,609,541)

Balance as of December 31, 2001	1,254,285,000	2,149,565,000	—	128,814,507	1,935,039,113	(944,948,774)	(355,971,739)

Earnings allocated to reserves	—	—	—	15,369,780	—	—	(15,369,780)
Foreing currency translation adjustments (Note 3.s))	—	—	—	—	—	(1,321,467,418)	—
Gains on the sale of own shares	—	—	—	—	(2,400,223)	—	—
Dividends paid	—	—	—	—	—	—	(125,428,500)
Other adjustments	—	—	—	—	87,358,287	—	(84,576,821)
Net income—2002	—	—	—	—	—	—	391,055,798

Balance as of December 31, 2002	1,254,285,000	2,149,565,000	—	144,184,287	2,019,997,177	(2,266,416,192)	(190,291,042)

Acquisition and sales of treasury shares, net	—	—	(210,040,062)	—	—	—	—
Distribution of profit to employees	—	—	—	—	(4,794,502)	—	—
Capital issed premium alocated to retained earnings (Note 20)	—	(2,057,860,109)	—	—	—	—	2,057,860,109
Foreing currency translation adjustments (Note 3.s))	—	—	—	—	—	4,838,570	—
Gains on the sale of own shares	—	—	—	—	(276,767)	—	—
Dividends paid	—	—	—	—	(200,685,600)	—	—
Other adjustments(1)	—	—	—	—	39,628,924	—	(39,403,169)
Net income—2003	—	—	—	—	—	—	240,235,301

Balance as of December 31, 2003	1,254,285,000	91,704,891	(210,040,062)	144,184,287	1,853,869,232	(2,261,577,622)	2,068,401,199

(1)
The adjustment made to other reserves and retained earnings, correspond basically to a transfer between both captions, representing the difference between the 2002 results of the subsidiary and affiliated companies considered in the preparation of the Company's consolidated financial statements and the dividends distributed by these entities during the year ended December 31, 2003, amounting to €39,403,169.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts stated in Euros—€ and U.S. Dollar—US$)

	2003	2003	2002	2001
	US$	€	€	€
OPERATING ACTIVITIES:
Collections from clients	8,198,774,688	6,508,513,684	6,521,776,690	6,192,127,487
Payments to suppliers	(3,522,876,069)	(2,796,599,245)	(2,940,476,605)	(3,166,127,437)
Payments to employees	(1,036,111,871)	(822,506,844)	(763,798,144)	(714,043,254)

Cash flow from operations	3,639,786,747	2,889,407,595	2,817,501,941	2,311,956,796
Receivable / (payments) relating to income taxes	181,858,640	144,366,627	(289,131,732)	(290,713,747)
Other payments relating to operating activities, net	(713,335,742)	(566,274,305)	(384,970,914)	(507,491,566)

Cash flow before non operating captions	3,108,309,645	2,467,499,917	2,143,399,295	1,513,751,483
Receivables relating to non recurring items	9,016,532	7,157,682	43,098,416	33,417,607
Payments relating to non recurring items	(177,173,896)	(140,647,691)	(94,174,202)	(71,725,604)

Cash flow from operating activities(1)	2,940,152,281	2,334,009,908	2,092,323,509	1,475,443,486

INVESTING ACTIVITIES:
Cash receipts resulting from:
Financial investments	4,566,426	3,625,011	1,311,634,564	432,174,704
Tangible fixed assets	146,908,293	116,621,650	29,038,119	95,702,446
Intangible assets	41,175	32,686	—	17,652
Subsidies for investments	—	—	196,288	2,770,745
Interest and related income	357,694,382	283,952,038	245,909,913	158,241,121
Dividends	33,035,777	26,225,115	20,734,668	19,114,831
Other	244,181,920	193,841,327	17,622,306	21,537,893

	786,427,973	624,297,827	1,625,135,858	729,559,392

Payments resulting from:
Financial investments	(508,904,051)	(403,988,292)	(321,342,491)	(1,690,145,409)
Fixed assets	(706,329,879)	(560,712,772)	(855,984,006)	(1,211,442,106)
Intangible assets	(69,329,250)	(55,036,318)	(358,641,234)	(24,597,468)
Advance for the acquisition of a financial investment	(53,724,457)	(42,648,612)	(947,451,821)	(331,923,416)
Other investments	(26,994,247)	(21,429,108)	(151,343,088)	—

	(1,365,281,884)	(1,083,815,102)	(2,634,762,640)	(3,258,108,399)

Cash flow from investing activities(2)	(578,853,911)	(459,517,275)	(1,009,626,782)	(2,528,549,007)

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	8,537,719,049	6,777,581,209	13,457,226,263	14,005,233,673
Increases in share capital and paid-in surplus	—	—	176,434,867	129,696,665
Sale of treasury shares	49,329,280	39,159,546	34,299,931	60,697,659
Subsidies	662,631	526,023	699,631	324,479
Other	4,430,529	3,517,130	48,484	1,404,737

	8,592,141,489	6,820,783,908	13,668,709,176	14,197,357,213

Payments resulting from:
Loans repaid	(9,318,662,167)	(7,397,524,940)	(13,472,717,994)	(11,775,883,397)
Lease rentals (principal)	(11,384,374)	(9,037,369)	(4,136,597)	(3,650,245)
Interest and related expenses	(760,292,576)	(603,550,509)	(506,569,415)	(464,132,421)
Dividends	(286,601,928)	(227,516,018)	(129,035,959)	(37,825,479)
Acquisition of treasury shares	(296,015,550)	(234,988,926)	(42,197,733)	(61,256,697)
Other	(2,887,351)	(2,292,094)	(126,683)	(14,755,367)

	(10,675,843,946)	(8,474,909,856)	(14,154,784,381)	(12,357,503,606)

Cash flow from financing activities(3)	(2,083,702,457)	(1,654,125,948)	(486,075,205)	1,839,853,607

Variation of cash and equivalents (4) = (1) + (2) + (3)	277,595,913	220,366,685	596,621,522	786,748,086
Effect of exchange differences	13,074,414	10,378,990	(45,211,595)	(34,402,524)
Effect of Brasilcel consolidation	—	—	485,410,651	—
Cash and equivalents at the beginning of the period(a)	2,894,539,032	2,297,800,295	1,231,222,245	472,704,669

Cash and equivalents at the end of the period	3,185,209,358	2,528,545,970	2,268,042,823	1,225,050,231

The accompanying notes form an integral part of these financial statements.

	2003	2003	2002	2001
	US$	€	€	€
DETAIL OF CASH AND EQUIVALENTS
Cash	35,334,401	28,049,854	7,540,373	4,269,190
Bank deposits	290,806,347	230,853,653	345,862,930	513,177,067
Short-term investments	2,862,275,299	2,272,188,060	1,923,104,592	774,026,701

Cash, bank deposits and treasury applications as stated in the balance sheet	3,188,416,047	2,531,091,567	2,276,507,895	1,291,472,958
Other treasury elements:
Bank overdrafts (Note 13)	(3,206,689)	(2,545,597)	(8,465,072)	(66,422,727)

(a)
The balance of cash and equivalents as of December 31, 2003 differs from the balance of cash and equivalents at the beginning of 2003, as a result of changes in the consolidation perimeter.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

(Amounts stated in Euros—€, Brazilian Reais—R$ and United States Dollars—US$,
except where otherwise stated)

1.    Introduction

a)    Parent Company

        Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., "Portugal Telecom") was incorporated on June 23, 1994 as a result of the merger, effective January 1, 1994, of Telecom Portugal, S.A. ("TP"), Telefones de Lisboa e Porto, S.A. ("TLP") and Teledifusora de Portugal, S.A. ("TDP").

        The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

        Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies ("the Group" or "the Company") in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

        In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. As a result of an internal reorganization of the Group and in accordance with the terms of Decree-Law 219/2000, the Concession Contract was transferred to PT Comunicações, S.A. ("PT Comunicações"), the Company's wholly owned subsidiary for fixed line telecommunications. In exchange for the concession, PT Comunicações paid, up to 2002, an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the Concession, after deduction of losses incurred in meeting the universal service obligation and certain other items. On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network").

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

        Mobile services in Portugal are provided by TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN") under a GSM license granted by the Portuguese State in 1990. On December 19, 2000 TMN obtained a license to operate a universal mobile telecommunications system ("UMTS").

        PT—Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia") is the Group's sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. ("TV Cabo Portugal"), PT Multimédia renders cable and satellite television services in mainland Portugal, Madeira and Azores.

        PT Multimédia also provides other multimedia services in Portugal, namely editing and selling of DVDs and video games, the distribution and exhibition of movies and the publishing of large circulation newspapers.

        On December 27, 2002 Portugal Telecom and Telefónica Móviles, S.A. ("Telefónica Móviles") completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. ("Brasilcel" or "Vivo"). Currently, Vivo provides mobile services in the Brazilian States of São Paulo (through Telesp Celular S.A.—"Telesp Celular"), Paraná and Santa Catarina (through Global Telecom S.A.—"Global Telecom"), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Teleste Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.), Rio Grande do Sul (through Celular CRT S.A.) and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações S.A. and its subsidiaries—"TCO"). These operations cover about 20 million clients.

        On January 16, 2003 Vivo, through its subsidiary Telesp Celular Participações, S.A. ("TCP", its sub-holding that holds 100% of the share capital of Telesp Celular and Global Telecom), entered into an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. As of December 31, 2003 the following stages of the proposed acquisition of 100% of TCO were concluded: (i) the acquisition of the common shares of TCO held by Fixcel, which represents 61.1% of TCO's voting capital, for approximately R$1,529 million (including an amount of R$24 million for the acquisition of a future capital stock increase of TCO to be subscribed for the former shareholder), of which an amount of R$163 million was due as of December 31, 2003 (including interest); and (ii) a public offering to the holders of TCO common shares, through which an additional stake of 25.5% of TCO's voting capital was acquired, for approximately R$538 million. The last stage of the acquisition of 100% of TCO, which included the incorporation of TCO by TCP shares for the remaining TCO shares, was cancelled in January 12, 2004 (Note 35).

        During 2003, PT Multimedia started a restructuring of all of the businesses developed through Lusomundo—Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo SGPS"). As part of this process, PT Multimédia acquired to Lusomundo its stake in Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços"), Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"). Lusomundo Serviços holds investments in media businesses, including a 74.9% stake in Lusomundo Media, SGPS, S.A. ("Lusomundo Media"), which holds several subsidiaries operating in the publishing of newspapers and magazines and in radio broadcasting. Lusomundo Audiovisuais operates in the audiovisuals business (distribution of movies and edition and sale of DVDs and video games). Lusomundo Cinemas operates in the cinema exhibition business and is the owner and operator of Portugal's largest network of cinema theatres. All these companies are market leaders in their respective businesses.

2.    Basis of Presentation

        The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies (listed in Exhibit I to these financial statements), which include adjustments and reclassifications in order to conform to the Company's accounting policies. The consolidated financial statements are presented in Euros, in accordance with generally accepted accounting principles in Portugal ("Portuguese GAAP"), and for certain situations not specifically addressed by these standards, International Accounting Standards ("IAS") are considered. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "SEC").

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

a)    Consolidation Principles

  •
  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed in the consolidation.

  •
  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom's share of the results and other changes in shareholders' equity of those affiliated companies. Dividends received from associated companies are recorded as a reduction of their corresponding book value. In relation to associated companies with a negative shareholders' equity position, the Company records a provision under "Provision for other risks and costs" in the balance sheet (Note 18). The loans granted to associated companies are recorded at nominal values less a provision for estimated losses, where applicable.

  •
  Investments in other companies (participation of less than 20%) are recorded at cost and loans granted are recorded at nominal value less a provision for estimated losses, where applicable.

b)    Changes in the Consolidated Group

        The main changes in the consolidated Group in the year ended December 31, 2003 are summarized in Exhibit II.

c)     Consolidated financial statements as of December 31, 2001

        The Auditors' Report on the Company's Portuguese consolidated financial statements as of December 31, 2001 was qualified with respect to the lack of information to conclude as to the ability of the Company to recover the goodwill generated on the acquisition of its investments in Telesp Celular Participações.

        United States Securities Regulations do not currently allow the filing of qualified financial statements with the US SEC. Subsequent to the statutory approval of its Portuguese consolidated financial statements as of December 31, 2001, the Company has obtained relevant information to conclude as to its ability to recover the goodwill generated on the acquisition of its investment in Telesp Celular Participações. That information together with the estimates based thereon indicated an impairment of goodwill amounting to, approximately, €1,500,000,000. As a result, the accompanying consolidated financial statements as of December 31, 2001 consider an adjustment to the Portuguese statutorily approved financial statements solely for the purpose of complying with the United States Securities Regulations. This adjustment corresponds to the recording of a provision for impairment as of December 31, 2001 amounting to €500,000,000 (after consideration of a related tax effect) and a corresponding change in the profit and loss statement for the year then ended in the caption "Extraordinary items" (Note 27).

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

d)    Fixed assets

        Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes, originating a deferred tax liability of €24.567.396 (Note 29).

        The depreciation rates correspond to the following estimated average useful lives:

Years
Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipments	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

        As a result of the approval of the Modifying Agreement to the Concession Contract, related with the acquisition by Portugal Telecom of the ownership of the Basic Network, which put an end to the reversibility principle applicable to concession assets, the period of amortization of concession assets was reestimated in the cases where their useful lives was higher than the concession period. Upon the acquisition of the ownership of the Basic Network all concession assets are now amortized according to their estimated useful lives.

        A provision is recorded to reduce the carrying amount of basic equipment, which is to be disposed before the end of its useful life, to net realizable value (Note 18).

        The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e)     Intangible assets

        This caption consists primarily of goodwill, telecommunications licenses, software development costs and research and development costs. Except for goodwill, telecommunications licenses and the amount paid to the Portuguese State for the acquisition of the Basic Network (Notes 1.b and 12), intangible assets are amortized as from the month of its acquisition on a straight-line basis over periods ranging from three to six years.

        Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized accordingly with the criteria explained in Note 12. The excess amount paid by the Company for the net assets of Brasilcel's subsidiaries includes an amount related with the concession owned by those subsidiaries. This part is presented separately from goodwill as "Industrial property and other rights" and is amortized based upon the projected revenues through the period of the concession. The amount paid to the Portuguese State for the acquisition of Basic Network (Notes 1.b and 12) is being amortized on a straight-line basis over the remaining period of the concession (2025).

        As of December 31, 2003, telecommunications licenses recorded in the Company's balance sheet are amortized over the estimate useful live of the licenses, and also include the UMTS license obtained by TMN (Notes 1.b) and 12), which will start to be amortized on a straight line basis upon the start of operations of the UMTS system, over the remaining period of the license.

f)     Pension benefits

        (i)    Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation. Therefore the Company has the obligation to grant:

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

        In addition, employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (a company fully incorporated in PT Comunicações in 2002—"Marconi") until February 1, 1998 have a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity subject to the Ministry of Solidarity and Social Security. The employees hired after that date are covered by the Portuguese State Social Security system. PT Comunicações' liabilities with these employees hired by Marconi are covered by three Pension Funds.

         (ii)  Lusomundo Media, through its subsidiary Global Notícias Publicações, S.A. ("Global Notícias"—former Diário de Notícias, S.A. and Jornal de Notícias, S.A.) has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to 1994 by Jornal de Notícias.

        (iii)  PT—Sistemas de Informação, S.A. ("PT SI") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações.

        The amount of the Company's liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo Media and PT SI is estimated accordingly with IAS 19 and based on actuarial valuations prepared annually by an independent actuary and is recorded based on employees past services. The liabilities that are not covered by any existing pension fund are covered by the accrued post retirement liability. Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, transition obligations and prior years service cost, are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since Portugal Telecom considered that it is more adequate than the Portuguese Accounting Directive no. 19 to reflect the post retirements liabilities.

        (iv)  Up to December 31, 1999 Telesp Celular, TCO and the companies controlled by Tele Leste Celular Participações, S.A. ("Tele Leste") and Tele Sudeste Celular Participações, S.A. ("Tele Sudeste") were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

        As a result of this agreement, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste implemented on October 31, 2000 defined contribution plans ("TCP PREV", "TCO PREV" and "Plano de Benefícios Visão Celular", respectively), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond from 1% up to 8% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

        In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste proposed the migration to their new defined contribution plans which was accepted by 99% of the employees of Telesp Celular and TCO and 94% and 83% of the employees of the companies controlled by Tele Leste and Tele Sudeste, respectively. In relation to the employees that have not accepted the migration and as a result of the split in the SISTEL pension fund described above, Telesp Celular and TCO and the companies controlled by Tele Leste and Tele Sudeste established defined benefit plans ("PBS Telesp Celular", "PBS TCO", "PBS Tele Leste Celular" and "PBS Tele Sudeste Celular", respectively). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

         (v)  CRT Celular is jointly responsible with other telecommunications companies for a private retirement benefit plan. The contributions to this multi-sponsored plan are computed based on an actuarial study and include a monthly cost of 25.59% of salaries. As this private retirement plan is a multi-employer plan, the related pension costs are recognized when contributions are due. In December 2001, CRT Celular asked for the end of this multi-sponsored plan and proposed the creation of a defined contribution plan ("Plano de Benefícios Visão CRT"). As of December 30, 2003, was approved the end of this multi-sponsored plan, as well as the implementation of the defined contribution plan until March 1, 2004.

        (vi)  The individuals employed by the Company's remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

g)     Other employee benefits

          (i)  In accordance with the terms of Article 8 of Decree-Law 122/94 relating to the harmonization of medical benefits applicable to all employees of PT Comunicações (excluding the employees hired by Marconi), a medical plan was designed applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS").

        The plan referred to above became effective on January 1, 1996. As from that date the health care services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

        The following parties contribute to fund this health care plan:

  •
  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes)—1.5% of salaries;

  •
  Serviço Nacional de Saúde ("SNS") with €176 per beneficiary of the plan; and

  •
  Portugal Telecom with the balance required to fully cover the costs.

        The retired and active employees of PT Comunicações hired by Marconi up to February 1, 1998 and eligible relatives are also entitled to medical benefits, which are provided through PT-ACS.

        Certain employees of PT SI who were transferred from PT Comunicações are also covered by the health care benefits described above.

        The health care liabilities and costs are calculated in a similar manner to the pension liabilities and costs referred to above, in accordance with employees past services.

        The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and the company's obligations are recorded in the balance sheet in the caption "Accrued post retirement liability". Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, transition obligations and prior years service cost, are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since Portugal Telecom considered that it is more adequate than the Portuguese Accounting Directive no. 19 to reflect the post retirements liabilities.

        The contributions from SNS and contributions of the employees of PT Comunicações (including the employees hired by Marconi) and PT SI are recorded as reductions in the cost for the year to which they relate.

         (ii)  The employees of Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through "Fundo de Assistência Médica Sistel" ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

        (iii)  The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

h)    Pre-retirements, early retirements and suspended contracts

        The Company records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2) at the time that the Company grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

i)     Vacation pay and bonuses

        The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

j)     Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

k)    Grants and subsidies for fixed assets

        Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets.

l)     Own work capitalized (Self-constructed assets)

        The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in operating expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labor, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

m)   Leases

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

n)    Statements of cash flows

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

o)    Provision for income taxes

        Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia or Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

        The Company adopted in 2000 the Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, the Company recognized deferred tax assets and liabilities (Note 29) for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized to offset future taxable income or deferred tax liabilities.

        Income taxes, either current or deferred, arising from transactions or events recognized in shareholder's equity are recorded in the same caption.

p)    Financial instruments and risk management

        Financial instruments include basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies.

        Gains or losses from financial instruments which are hedging the above mentioned risks or certain assets or liabilities, are recorded symmetrically to the losses or gains arising from the related assets or liabilities. In the case that financial instruments are not hedging any risk, asset or liability, they are recorded based on their fair value at the balance sheet date; gains or losses arising from the change in the fair value of these financial instruments are recorded in the income statement of the period in which they occur.

        Up-front premiums or expenses, received or paid, in connection with financial instruments are recognized in results on a straight line basis during the maturity period of those derivatives.

q)    Revenue and expense recognition

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

        Revenues from mobile telephony services result essentially from: (i) fee for use of wireless network; (ii) interconnection fees; (iii) roaming; and (iv) pre-paid phone cards. These service revenues are recognized on the month the service is provided. In relation to the pre-paid phone cards, income is recognized for the pre-paid minutes of traffic used.

        Revenues from the sale of terminal telecommunications equipments and the corresponding cost are recognized at the moment of sale.

        Revenues from cable and satellite television services result essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the service; (ii) advertising placed in the cable television channels; and (iii) rent of equipment. Revenues from monthly subscriptions and installation are recognized in the period the services are rendered to the clients. Revenues from advertising are recognized in the period the advertising is inserted. Revenues from the rent of equipment are recognized in the period it is rented.

        Costs incurred with programming the cable television channels are determined based on the number of subscribers and are recognized in the period the services are provided.

        Revenues from ISP services result essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients when they use the services. These revenues are recognized when it is invoiced.

        Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

        Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

        Revenues derived from the sale of newspapers and magazines are recognized at the moment of sale, except for subscriptions fees where revenues are deferred over the subscription period.

        Revenues from the exhibition of films results from the sale of cinema tickets and revenues from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film distributors or makers. These revenues are recognized in the period of the exhibition or in the period of the sale of the rights.

r)     International telecommunications services

        Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunications service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

s)     Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for unrealized exchange differences on long term intra-group balances, representing an extension of the related investments where settlement is not expected in the foreseeable future, which are recorded in shareholders' equity in a specific caption.

        The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

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

t)     Incentive plans

        The liabilities arising from the incentive plans for certain employees of the Company to acquire shares of Portugal Telecom are accounted for considering the time elapsed to the maturity date of the effective right to exercise the options granted.

        The related cost is provided for annually under the caption wages and salaries and corresponds to the difference between the price at which the Company is obligated to sell the shares to the employees established in the incentive plans and the market price of Portugal Telecom's common stock on the date the shares were granted. This cost also includes the cost of any hedging operations, which is recorded under the caption "Other financial expenses". The total amount of the expense is recorded rateably over the vesting period of the options, which corresponds to the period of the plan.

4.    Translation of Euro to United States Dollar Amounts

        The financial statements are stated in Euros. The translation of the Euro amounts to United States Dollars is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003, which was €1 to US$1.2597. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5.    Short term investments

        This caption consists of:

	2003	2002
Short-term treasury appllications:
Denominated in local currency, net of a provision of €19,066 (Note 28)(i)	2,089,377,517	1,759,418,722
Other currencies(ii)	182,810,543	163,685,870

	2,272,188,060	1,923,104,592

(i)
As of December 31, 2003 the Company maintains certain of its own Global Medium Term Notes as short-term treasury applications. These debt instruments were issued by Portugal Telecom International Finance B.V. ("PTI Finance"). The composition of these applications is as follows:

	Notional value (Note 13)	Acquisition cost	Deferred income/(expenses) (Note 17)
Global Medium Term Notes:
Due on April 7, 2009	120,500,000	114,110,109	6,389,891
Due on February 21, 2006	100,500,000	100,944,917	(444,917)
Due on February 16, 2005	15,050,000	14,998,937	51,063

	236,050,000	230,053,963	5,996,037

  This caption also includes an amount of €208,025,245, corresponding to 50% of the loans, denominated in local currency, granted to TCP, which was not eliminated with the proportional consolidation of Vivo. This amount is classified as a short-term investment on Portugal Telecom's consolidated balance sheet, as the loans granted to TCP are represented by Floating Rate Notes that can be traded in financial markets.

(ii)
This caption includes an amount of €83,135,392, corresponding to 50% of the loans denominated in U.S. Dollars, granted to TCP, which was not eliminated with the proportional consolidation of Vivo, and an amount of €72,986,139 related with financial instruments contracted by Vivo' subsidiaries, which are recorded at fair value and as of December 31, 2002 were classified as "Investments" since their maturity was above one year (Note 10).

6.    Trade Receivables

        This caption consists of:

	2003	2002
Third parties
Accounts receivable from customers	1,051,761,281	890,802,996
Doubtful accounts receivable	297,345,299	323,798,803
Notes receivable	211,130	218,562
Unbilled revenues	157,976,832	145,460,777

	1,507,294,542	1,360,281,138
Less: provision for doubtful accounts	(389,281,397)	(348,938,977)

	1,118,013,145	1,011,342,161

        The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2003 and 2002 there were no significant concentrations of credit risk.

        The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable reasonably covers the estimated losses relating to those balances.

7.    Other Receivables and Other Non-Current Assets

	2003	2002
OTHER RECEIVABLES
Third parties:
Accounts receivable from public entities:
Value added tax	17,427,292	16,351,568
Income tax receivable(1)	3,232,311	215,842,425
Other tax receivable	2,182,043	564,221

	22,841,646	232,758,214

Accounts receivable from foreign public entities(2)	98,392,064	50,860,520
Discounts given to retired Portuguese citizens, net of concession rent (Note 33.c))	49,657,701	27,399,604
Interest to be received	40,273,623	23,021,841
Advances to suppliers	19,141,681	21,219,272
Contribution from SNS (Note 3g))	19,051,992	9,525,382
Funds from European Union	10,360,925	10,535,771
Other billing	8,696,276	5,870,803
Other	115,407,434	63,675,154

	360,981,696	212,108,347
Less: Provision for doubtful accounts receivable (Note 28)	(18,448,447)	(18,157,904)

	342,533,249	193,950,443

Total third party receivables:	365,374,895	426,708,657

Affiliated companies:
Subsidiaries of Brasilcel(3)	24,973,763	20,450,898
Medi Telecom	4,098,025	4,709,526
TPT-Telecomunicações Públicas de Timor, SA	2,438,818	—
Sportinveste	138,053	4,642,013
Other	2,261,890	2,425,481

Total receivables from afiliated companies:	33,910,549	32,227,918

OTHER NON-CURRENT ASSETS
Mobile clients retention plans(4)	7,959,954	10,092,284
Interest paid in advance	7,642,938	9,609,094
Maintenance and repairs	2,433,275	2,510,249
Other(5)	52,489,697	57,427,269

	70,525,864	79,638,896
Less: Provision for doubtful accounts receivable (Note 28)	(2,000,060)	(2,655,802)

	68,525,804	76,983,094

(1)
During 2003 the Portuguese State reimbursed Portugal Telecom of the tax payment on account made in 2002.

(2)
As of December 31, 2003 this caption includes €94,683,248 related with 50% of taxes to be recovered by Brasilcel's subsidiaries.

(3)
As of December 31, 2003 this caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.

(4)
As of December 31, 2003 this caption includes commission bonus and other similar expenses relating to TMN's clients plans.

(5)
This caption includes an amount of €22,922,839 related with 50% of taxes to be recovered by Brasilcel's subsidiaries in more than one year.

8.    Inventories

       This caption consists of:

	2003	2002
Merchandise	108,321,329	137,498,119
Raw Materials and Consumables	15,700,420	20,767,132
Work-in-process	5,951,195	8,450,408
Advances for purchases	356,088	17,615

	130,329,032	166,733,274

Less: Provision for obsolete inventories (Note 28)	(27,444,050)	(16,949,399)

	102,884,982	149,783,875

9.    Prepaid Expenses and Other Current Assets

        This caption consists of:

	2003	2002
Telephone directories	50,674,110	53,940,510
Mobile clients retention plans	25,385,505	31,573,571
Interest paid in advance(1)	7,288,011	11,662,477
Rents	6,071,809	4,341,165
Personnel	2,287,207	1,765,114
Advances for the acquisition of distribution rights for the exhibition of movies in Portugal	12,756,002	12,975,869
Other	35,779,245	18,132,822

	140,241,889	134,391,528

(1)
This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

10.    Investments, net

        This caption consists of:

	2003	2002
Loans granted to associated companies and other companies(i)	250,295,256	231,145,950
Investments in associated companies(ii)	157,988,308	117,242,971
Investments in other companies:
Banco Espirito Santo, SA. ("BES")	55,300,000	55,300,000
Intelsat	13,127,252	13,127,252
New Skies Satellites	4,674,500	4,674,500
Eutelsat	3,055,710	3,055,710
Spy Glass Entertainment LP	3,046,926	3,016,754
INESC—Instituto de Engenharia de Sistemas e Computadores ("INESC")	2,992,787	2,992,787
Telefónica de España, S.A.	2,156,034	2,156,034
Tagusparque-Sociedade de Promoção e Desenvolvimento	1,296,875	1,296,875
Vortal-Com. Elect., Consult. e Multimédia, SA.	687,517	687,517
HARII-Sociedade para Des. Timor Lorosae, SGPS, S.A.	498,798	498,798
UOL, Inc. SA. ("UOL")(1)	—	142,393,202
Inmarsat-Holding, Ltd.	—	1,640,663
Other	2,314,730	1,573,222
Real estate investments	30,194,199	28,850,145
Advances for investments	1,688,320	3,467,699
Financial Instruments(2)	—	93,345,831
Other long-term investments	1,086,480	983,827

	530,403,692	707,449,737

Less:Amortization for investments	(12,195,806)	(11,518,019)
Less:Provision for investments (Note 28)	(70,128,694)	(319,578,990)

	448,079,192	376,352,728

(1)
During 2003, Portugal Telecom increased its interest in UOL and applied for the first time the equity method to this investment. Since UOL equity was negative as of December 31, 2003, Portugal Telecom transferred the provisions previously allocated to this investment to provisions for losses in affiliated companies.

(2)
As of December 31, 2002 this caption included certain financial instruments contracted by Brasilcel's subsidiaries which are recorded at fair value. As the maturity date of these financial instruments is now within one year, they were reclassified as of December 31, 2003 to the caption "Short-term investments" (Note 5).

(i)
Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses, and consist of:

	2003	2002
UOL(1)	84,108,607	101,296,053
Médi Télécom, S.A. ("Médi Télécom")	64,699,898	42,160,630
Idealyze, S.A. ("Idealyze")	31,728,959	38,212,716
Sportinveste Multimédia, SGPS, S.A. ("Sportinvest")	29,318,668	19,381,155
Sport TV Portugal, S.A. ("Sport TV")	17,475,958	15,475,958
EJV—Plataforma de Comérico Electrónico, S.A. ("EJV")(2)	5,422,112	—
Web-Lab, SGPS, S.A. ("Web-Lab")	4,886,562	4,886,562
INESC	3,292,066	3,292,066
Ptelcom Brasil, S.A.(3)	3,238,471	3,900,247
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse")	2,502,684	1,775,987
Sportstat—Informação Desportiva Independente, Lda. ("Sportstat")(2)	1,610,068	—
Other	2,011,203	764,576

	250,295,256	231,145,950

(1)
This loan corresponds to 6,017,141 convertible bonds issued by UOL, initially subscribed for by PT Multimedia and transferred to Portugal Telecom during the first half of 2002.

(2)
As of December 31, 2003 these companies were excluded from consolidation (Exhibit I.2).

(3)
This caption corresponds to 50% of a loan granted to Ptelcom Brasil, S.A. (now a subsidiary of Brasilcel), which is not eliminated in the proportional consolidation of this subsidiary.

(ii)
Investments in associated companies (with positive equity), accounted for by the equity method except where otherwise stated, consist of:

	2003	2002
CTM—Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	31,509,064	42,587,093
Simarc—Promoções Imobiliárias, S.A. ("Simarc")(1)	30,385,669	—
Lusomundo—Sociedade de Investimentos Imobiliários, SGPS, S.A.(1)	16,034,501	—
Unitel, S.A. ("Unitel")	14,160,640	4,558,615
Banco Best, S.A.	10,420,519	9,842,519
Web-Lab(2)	8,192,526	8,192,526
Warner Lusomundo Sogecable Cines de España, S.A.	8,054,333	9,047,223
Idealyze(2)	7,417,741	7,417,741
Lisboa TV—Informação e Multimédia, S.A.	4,631,845	4,597,851
Banco1.net, S.A. ("Banco1.net")	3,742,997	3,040,117
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. ("Guiné Telecom")(2)	3,716,555	3,716,555
Páginas Amarelas, S.A. ("Páginas Amarelas")	3,353,544	5,723,371
Naveprinter, S.A.	3,111,239	2,832,722
Hungaro Digitel KFT (HDT)	1,677,245	1,835,083
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	1,531,864	1,487,395
Vasp—Sociedade de Transporte e Distribuição, Lda. ("Vasp")	1,414,445	1,242,678
TPT—Telec. Publicas Timor, S.A.	1,316,726	1,754,981
Lusa—Agência de Notícias de Portugal, S.A. ("Lusa")	800,342	1,360,825
Other	6,516,513	8,005,676

	157,988,308	117,242,971

(1)
As of December 31, 2003, these companies were excluded from consolidation (Exhibit I.2).

(2)
As of December 31, 2003 the investments in these associated companies are not recorded by the equity method, as they are fully provided for.

        As described in Note 2.a), investments in associated companies, with a negative equity position, are recorded under "Provision for losses in affiliated companies". As of December 31, 2003 this provision amounts to €99,657,466 (Note 18) and is made up as follows:

Médi Télécom	33,240,081
Sport TV	28,546,528
UOL	22,048,099
EJV	5,581,044
Marconi Suisse	2,564,064
Sportstat	1,405,945
TV Cabo Macau, S.A. ("TV Cabo Macau")	1,205,689
Other	5,066,016

99,657,466

        During the years ended December 31, 2003, 2002 and 2001 equity accounting in net losses of affiliated companies was as follows:

	2003	2002	2001
Losses:
Médi Télécom	24,923,719	55,508,346	65,710,275
Sport TV	5,053,730	7,163,244	9,795,415
Banco Best	3,502,000	3,630,865	—
TV Cabo Macau	2,168,055	2,691,976	1,396,809
Tradecom International, N.V.	1,554,947	4,295,880	105,175
Global Telecom(1)	—	88,641,563	310,972,929
PrimeSys, S.A.(2)	—	5,401,078	3,928,541
Other	7,452,613	18,863,184	11,517,302

	44,655,064	186,196,136	403,426,446

Earnings:
CTM	13,080,811	14,468,022	13,663,056
Unitel	6,457,074	3,597,925	2,328,869
Páginas Amarelas	3,037,003	4,165,056	3,801,669
Other	2,923,501	3,091,783	2,292,918

	25,498,389	25,322,786	22,086,512

	19,156,675	160,873,350	381,339,934

(1)
Pursuant to the acquisition by TCP on December 27, 2002 of a controlling position in Global Telecom and the contribution of Portugal Telecom's investments in Brazilian mobile telecommunications companies to Brasilcel, this company has been proportionally consolidated since January 1, 2003.

(2)
After July 1, 2002 this company has been fully consolidated.

11. Fixed Assets

        This caption consists of:

	December 31, 2003
	Cost or restated values	Accumulated Depreciation	Net book value
Land	95,394,159	13,203,045	82,191,114
Buildings and other constructions	892,553,549	484,404,549	408,149,000
Network installations and equipment	5,212,181,367	3,335,410,458	1,876,770,909
Switching equipment	2,283,107,233	1,734,293,826	548,813,407
Telephones, switchboards and other	847,422,769	493,501,942	353,920,827
Submarine cables	264,134,524	106,673,232	157,461,292
Satellite stations	61,686,679	60,199,100	1,487,579
Other telecommunications equipment	1,079,846,086	733,751,467	346,094,619
Other basic equipment	126,230,474	77,622,073	48,608,401
Transportation equipment	54,479,713	36,602,246	17,877,467
Tools and dies	18,563,005	16,390,291	2,172,714
Administrative equipment	862,152,069	661,311,307	200,840,762
Other tangible fixed assets	64,489,260	51,464,199	13,025,061
Construction in progress	209,991,608	—	209,991,608
Advances to suppliers of fixed assets	553,278	—	553,278

	12,072,785,773	7,804,827,735	4,267,958,038

	December 31, 2002
	Cost or restated values	Accumulated Depreciation	Net book value
Land	110,479,544	14,685,716	95,793,828
Buildings and other constructions	919,106,467	459,101,459	460,005,008
Submarine cables	247,991,788	91,677,540	156,314,248
Switching equipment	2,229,908,329	1,573,621,321	656,287,008
Telephones, switchboards and other	823,101,091	475,888,619	347,212,472
Network installations and equipment	5,059,472,149	2,964,761,474	2,094,710,675
Satellite stations	61,307,844	59,153,712	2,154,132
Other telecommunications equipment	764,415,852	550,213,321	214,202,531
Other basic equipment	279,417,080	144,381,765	135,035,315
Transportation equipment	52,787,325	35,511,673	17,275,652
Tools and dies	22,390,008	16,997,295	5,392,713
Administrative equipment	787,031,782	571,690,204	215,341,578
Other tangible fixed assets	65,694,635	48,993,164	16,701,471
Construction in progress	158,454,687	—	158,454,687
Advances to suppliers of fixed assets	935,332	—	935,332

	11,582,493,913	7,006,677,263	4,575,816,650

        Fixed assets, net by geographic area are as follows:

	2003	2002
Domestic market	3,269,888,319	3,616,835,274
International market:
Brazil	887,590,706	844,432,445
Other	110,479,013	114,548,931

	4,267,958,038	4,575,816,650

        Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

        Depreciation charged to operations in the years ended December 31, 2003 and 2002 amounted to €863,451,434 and €882,279,188, respectively.

        As a result of technological enhancements and urban improvements, the Company retired fixed assets in the years ended December 2003 and 2002. The losses recorded as a result of those retirements amounted to €4,176,106 and €4,274,208, respectively (Note 26).

        In September 2003, PT Comunicações has made a transaction with foreign investors, whereby certain equipments allocated to the Basic Network were sold for an amount of €126,108,843, with reservation of title. PT Comunicações has had a gain of €8,275,366 with this operation, which was recorded as a reduction to the cost of the Basic Network.

        Simultaneously, each entity made a leasing contract of the equipments acquired with a special purpose entity, for a period of 20 years. Each of these entities has two call option agreements to purchase the equipments. Additionally, each of these entities made a conditional sale agreement to sell the equipment to PT Comunicações by an amount equivalent to the value of the sale PT Comunicações made to the foreign entities.

        These transactions correspond to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipments was not recorded and the equipments continue to be recorded in the Company's balance sheet.

        As a requirement for the completion of these transactions, PT Comunicações, during the period of the lease, will replace all malfunctioning or obsolete equipments, as well as equipments to be sold to third parties, for new equipments with a similar value.

        Additionaly, PT Comunicações and Portugal Telecom made a put option with each foreign entity whereby the entities have the right to oblige PT Comunicações or Portugal Telecom to acquire the position of each foreign entitiy in the lease contracts above mentioned. PT Comunicações and Portugal Telecom received each a premium of €155,498 for selling these call options.

        In September and November of 2003, certain subsidiaries of Portugal Telecom have entered into agreements similar to the one described above, for six and twenty year periods, respectively. These transactions were made with telecommunications equipments not allocated to the Basic Network, which were sold for an amount of €201,418,804. The gain obtained from these operations amounted to approximately €5,704,000 and was recorded as an extraordinary item.

12. Intangible Assets

        This caption consists of:

	December 31, 2003
	Cost	Accumulated Amortization	Net book value
Goodwill	1,466,990,764	182,831,526	1,284,159,238
Industrial property and other rights	1,910,209,538	241,833,618	1,668,375,920
Incorporation expenses	86,048,875	76,341,814	9,707,061
Research and development costs	66,706,649	39,633,780	27,072,869
Other intangible	12,139,734	3,689,400	8,450,334
In-progress intangibles	152,356,963	—	152,356,963

	3,694,452,523	544,330,138	3,150,122,385

	December 31, 2002
	Cost	Accumulated Amortization	Net book value
Goodwill	2,463,303,983	251,953,956	2,211,350,027
Industrial property and other rights	586,280,468	114,115,902	472,164,566
Incorporation expenses	86,310,197	80,650,379	5,659,818
Research and development costs	72,463,506	42,801,424	29,662,082
Other intabgibles	140,613,913	12,348,565	128,265,348
In-progress intangibles	118,196,299	—	118,196,299
Advances to suppliers of intangible assets	3,447,779	—	3,447,779

	3,470,616,145	501,870,226	2,968,745,919

        As of December 31, 2003, the caption "Industrial property and other rights" includes the following intangible assets related with concessions or licenses held by subsidiaries:

  (a)
  €339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese Government by PT Comunicações on December 27, 2002. This amount corresponds to the difference between the amount paid in 2002 (€365 million) and: (i) the concession rent of 2002 (€16,604,413), which was recorded in the income statement as cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (€8,430,864) made in 2003 with equipment allocated to the Basic Network as it was included in the purchase price of the Basic Network.

  (b)
  €1,129,735,588, related with 50% of the value allocated to the licenses of band A owned by Vivo subsidiaries (Note 3.e)) and €124,969,514 and €8,261,475 related to 50% of the cost of the mobile telecommunications licenses (band B) acquired by Global Telecom and TCO to operate in Brazilian States. These intangible assets are amortized based upon the projected revenues through the period of the license/concession.

        The caption "In-progress intangibles" includes an amount of €99,759,579 related with a UMTS license obtained by the Company and an amount of €33,333,333 paid to Oniway in connection with an agreement signed in 2002 between that company and the other three mobile operators in Portugal (including TMN). These intangibles will be amortized on a straight line basis through the period until the expected end of the UMTS license (December 19, 2015), starting on the date that the UMTS system becomes operational. The Company Board of Directors believes that there are no impairment issues regarding these intangibles based on the estimated prospects for the UMTS system considered in the business plans of TMN.

        Intangible assets, net by geographic area are as follows:

	2003	2002
Domestic market	1,319,260,387	1,333,736,861
International market:
Brazil	1,827,700,956	1,628,429,046
Other	3,161,042	6,580,012

	3,150,122,385	2,968,745,919

        Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2003 and 2002 amounted to €90,526,958 and €80,545,697, respectively.

        Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	2003	2002
Brasilcel	463,143,545	1,401,271,680

Wireline businesses:
PTM.com (ISP and portals businesses)	162,624,017	171,297,298
PT Comunicações (international carrier business)	75,634,389	82,510,242
PT Prime (Data transmission)	32,126,523	—
Other	1,003,014	1,800,247

	271,387,943	255,607,787

PT Multimédia:
Pay TV and Cable Internet	176,647,950	171,163,895
Audiovisuals:
Lusomundo Audiovisuais(1)	66,577,374	—
Lusomundo Cinemas(1)	38,751,006	—
Media:
Lusomundo Serviços(1)	90,541,885	—
Global Notícias, S.A. ("Global Notícias")	14,694,252	16,319,671
Lusomundo Media	8,041,793	—
Radiopress—Comunicação e Radiodifusão, S.A.	1,930,245	2,131,202
Vasp—Sociedade de Transporte e Distribuição, S.A.	1,717,064	2,207,654
Other	1,054,055	4,365,308
Lusomundo SGPS(1)	—	192,117,309

	399,955,624	388,305,039

Other businesses:
Páginas Amarelas	83,754,434	88,221,338
Unitel	26,217,691	30,587,691
PrimeSys	23,363,425	26,327,691
PT SI(2)	8,931,685	4,827,873
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	7,404,891	6,458,972
Megamédia—Soluções Multimédia, S.A. (Mega Média")(2)	—	6,524,852
Other	—	3,217,104

	149,672,126	166,165,521

	1,284,159,238	2,211,350,027

(1)
Pursuant to the restructuring of Lusomundo SGPS (Note 1), the goodwill related to PT Multimedia's acquisition of its investment in Lusomundo SGPS was split as of March 31, 2003 between its subsidiaries based on the fair value attributable to each of those businesses.

(2)
The goodwill of PT SI includes €6,735,331 related to the goodwill that arose in the acquisition of Mega Média, which was merged into PT SI during the first half of 2003.

        As a result of the incorporation of Brasilcel, as of December 31, 2003 Portugal Telecom transferred to the caption "Industrial property and other rights" an amount of approximately €884 million, representing the net amount as of January 1, 2003 allocated to the Band A licenses owned by Brasilcel's subsidiaries. These licenses were granted by the Brazilian State to the mobile operators for a 15 year period, automatically renewable for an additional period of 15 years. During 2003 several regulatory changes occurred and those licenses became an authorization granted by ANATEL (Brazilian regulator) for the initial 15 year period and annually renewable after that.

        Considering the above and according to the international accounting practices, the amount allocated to Band A authorizations is amortized based upon the projected revenues over the initial period (30 years) and the amount allocated to goodwill is amortized on a straight-line basis during 20 years. As of December 31, 2003, this change did not have a material impact on Portugal Telecom financial statements.

        Goodwill is amortized as follows (Note 3.e)):

Company	Amortization	Period
Brasilcel's subsidiaries	Straight line basis.	Period expected to recover the investment (20 years).
PTM.com	Straight line basis	Period expected to recover the investment (20 years).
PT Comunicações (international carrier business)	Straight line basis.	Period expected to recover the investment (20 years).
PT Prime	Straight line basis.	Period expected to recover the investment (20 years).
PT Multimedia and subsidiaries	Straight line basis.	Period expected to recover the investment (20 years).
Páginas Amarelas	Straight line basis.	Period expected to recover the investment (20 years).
Unitel	Straight line basis.	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
PrimeSys	Straight line basis.	Period expected to recover the investment (10 years).
Cabo Verde Telecom	Straight line basis.	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).
Other	Straight line basis.	Period expected to recover the investment (maximum is 20 years).

        Amortization of goodwill and amount allocated to licenses (Band A) in the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Brasilcel	53,076,620	48,731,785	79,482,881
Wireline businesses:
PTM.com (ISPand portals businesses)	8,673,281	8,974,176	877,709
Marconi (international carrier business)	6,875,854	6,875,854	6,875,854
PT Prime (Data transmission)	1,690,870	—	—
Other	796,233	941,404	956,425

	18,036,238	16,791,434	8,709,988

PT Multimédia:
Pay TV and Cable Internet	9,979,276	8,381,315	4,587,226
Audiovisuals:
Lusomundo Audiovisuais(1)	2,894,668	—	—
Lusomundo Cinemas(1)	1,305,066	—	—
Media:
Lusomundo Serviços(1)	3,936,604	—	—
Global Notícias	1,625,420	1,625,420	1,625,420
Vasp	490,590	—	—
Lusomundo Media	423,252	—	—
Rádio Press	200,957	201,037	—
Other	137,048	149,507	—
Lusomundo SGPS(1)	2,668,172	29,394,937	29,385,993
Other	363,543	555,154	446,580

	24,024,596	40,307,370	36,045,219

Other businesses:
Páginas Amarelas	4,466,903	413,942	—
Unitel	4,369,670	4,369,670	4,369,670
PrimeSys	3,509,738	15,661,906	8,940,672
Other	3,129,005	16,633,331	17,002,952

	15,475,316	37,078,849	30,313,294

	110,612,770	142,909,438	154,551,382

(1)
Pursuant to the restructuring of Lusomundo SGPS (Note 1), the goodwill related to PT Multimedia's acquisition of its investment in Lusomundo SGPS was split as of March 31, 2003 between its subsidiaries based on the fair value attributable to each of those businesses. Accordingly, the goodwill of Lusomundo SGPS was amortized up to March 31, 2003 and the goodwill allocated to Lusomundo Serviços, Lusomundo Audiovisuais and Lusomundo Cinemas was amortized as from April 1, 2003.

        The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization), is lower than its fair value.

13.    Loans

        This caption consists of:

	2003		2002
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds(a)	450,485,000	440,335,000	—	1,059,035,000
Bonds(b)	124,699,474	2,669,141,209	285,118,370	2,724,699,474
Bank loans(c):
External market loans	284,700,985	1,356,219,875	240,785,146	1,280,561,255
Domestic market loans	6,583,720	7,373,996	8,087,864	9,277,512
Overdrafts	2,545,597	—	8,465,072	—
Others loans
Commercial Paper(d)	285,487,967	10,900,000	524,668,403	62,000,000
External market loans(e)	36,575,981	71,643,923	27,230,960	83,534,427

	1,191,078,724	4,555,614,003	1,094,355,815	5,219,107,668

        As of December 31, 2003 the medium and long-term portion of the loans is repayable as follows:

2005	1,400,725,679
2006	1,547,396,626
2007	134,186,037
2008	184,576,757
2009 and following years	1,288,728,904

4,555,614,003

(a)   Exchangeable bonds

        On June 7, 1999 PT Finance issued exchangeable bonds totaling €509,435,000, convertible into Portugal Telecom shares, as follows:

  •
  Number of exchangeable bonds: 101,887;

  •
  Exchange price: €10.515 per share (as a result of the stock split and the share capital increases occurred up to December 31, 2001);

  •
  Nominal value: €5,000;

  •
  Maturity: June 7, 2004; and

  •
  Fixed interest rate: 1.5% per annum, paid quarterly at the end of each period.

        On April 24, 2001, 76 bonds were converted into 35,431 shares of Portugal Telecom and during the first half of 2003 the Company unwinded 11,710 of these bonds, with a notional value of €58,550,000. As of December 31, 2003 there are 90,097 exchangeable bonds outstanding corresponding to an amount of €450,485,000.

        On December 6, 2001 PT Finance issued exchangeable bonds totaling €550,000,000, convertible into Portugal Telecom shares, as follows:

  •
  Number of exchangeable bonds: 110,000;

  •
  Exchange price: €12.3985 per share;

  •
  Nominal value: €5,000;

  •
  Maturity: December 6, 2006; and

  •
  Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

        On December 31, 2003, the company unwinded 21,933 of these bonds, with a notional value of €109,665,000. As of December 31, 2003 there are 88,067 exchangeable bonds outstanding corresponding to an amount of €440,335,000.

(b)   Bonds

        The main conditions of the outstanding bonds are summarized in the following table:

PT/97 (2nd issue)
Amount	€124,699,474(1)
Annual interest rate: December 31, 2003	2.5284%(2)
Interest payment dates	May 17 and November 17
Repayment date	November 17, 2004
Other conditions	These bonds can be totally or partially repaid in advance on November 17, 2004.

(1)
On November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:

  •
  The nominal value is one cent;

  •
  The total amount of the issue is €124,699,474; and

  •
  The number of bonds redenominated is 12,469,947,426.

(2)
These bonds bear a floating interest rate, corresponding to the six months Euribor plus 0.25% spread. Consequently, the annual rate of interest for the 13th coupon, which falls due on May 17,2004 is 2,5284%.

        On April 7, 1999 PT Finance issued notes totaling €1,000,000,000, under a Global Medium Term Note ("GMTN") program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. As of December 31, 2003 Portugal Telecom holds as marketable securities certain of these notes with a notional value of €120,500,000 (Note 5).

        On February 21, 2001 PT Finance issued notes totaling €1,000,000,000, under a second GMTN program, with an annual fixed interest rate of 5.75%. These notes mature in five years. As of December 31, 2003, Portugal Telecom holds as marketable securities certain of these notes with a notional value of €100,500,000 (Note 5).

        On November 16, 2001 PT Finance issued notes totaling €600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. As of December 31, 2003 Portugal Telecom holds as marketable securities certain of these notes with a notional value of €15,050,000 (Note 5).

(c)   Bank loans

        As of December 31, 2003 and 2002, bank loans are denominated in the following currencies:

	2003		2002
	In the currency of the loan	Euro	In the currency of the loan	Euro
Euro	1,219,645,650	1,219,645,650	1,240,167,957	1,240,167,957
U.S.Dollars	41,858,799	33,142,358	121,663,496	116,013,632
Brazilian Reais	1,367,019,988	373,033,888	568,155,441	153,042,625
Other	—	31,602,277	—	37,952,635

		1,657,424,173		1,547,176,849

        As of December 31, 2003 and 2002, the guarantees given by third parties on behalf of the Company related with these loans were as follows:

	2003	2002
—European Investment Bank loans backed by guarantees from Portuguese banks	301,402,179	346,120,447
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	10,585,276	12,043,505

        On June 18, 2002 the Company obtained a Multicurrency Revolving Credit Facility amounting to €560,000,000, with a maturity of three years, which was used to refinance existing debt in Global Telecom. During January 2003 this facility was repaid in advanced and replaced by a Revolving Credit Facility ("New Facility") amounting to €500,000,000, with maturity of two years. The interest rate on the New Facility equals the Euribor rate plus a 0.45% spread.

        As of December 31, 2003 and 2002, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros that vary between:

	2003	2002
Maximum	4.90%	5.90%
Minimum	2.08%	2.87%

(d)   Commercial paper

        As of December 31, 2003 this caption relates basically to commercial paper programs issued by the following Group companies:

Portugal Telecom(i)	285,487,967
Lusomundo	10,900,000

296,387,967

(i)
Short term commercial paper program issued in 2002, amounting to a total of €875,000,000. As of December 31, 2003, it has been used an amount of €285,487,967, with maturity on January 2004 and bearing interest at annual rate between 2.345% and 2.124%.

(e)   Other loans—external market

        As of December 31, 2003, other loans comprise basically the loans obtained by Vivo from BNDES (the Brazilian Development Bank) amounting to €97,510,440, of which €36,157,063 were obtained by Telesp Celular, €35,779,963 were obtained by Global Telecom and €25,573,414 were obtained by Tele Centro Oeste.

(f)    Covenants

        Covenants.    Certain EIB loans totaling €690 million contain certain covenants with which we are in full compliance as of the date of this document. As of December 31, 2003, the main covenants are as follows:

  •
  Credit rating. If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must ensure that, from that date onwards, consolidated net debt does not exceed 3.25 times consolidated EBITDA (operating income plus depreciation and amortization).

  •
  Control of subsidiaries. Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues.

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

        The bilateral loan entered into in February 2003 contains customary covenants, in addition to a "control of subsidiaries" clause similar to the one described above and an obligation to ensure that consolidated net debt does not exceed 4.5 times consolidated EBITDA (operating income plus depreciation and amortization).

        In addition, as of December 31, 2003, the global medium term notes, the exchangeable bonds and the bilateral loan included certain restrictions on the granting of pledges over Portugal Telecom's consolidated assets in order to secure any loan or obligation to third parties.

14.   Accounts Payable Other—Third Parties

        This caption consists of:

	2003	2002
Third parties:
Accounts payable to fixed assets suppliers	237,393,030	243,607,371
Taxes payable in foreign countries(1)	75,635,262	68,138,114
Contributions to PT—ACS(Note 3.g))	12,270,401	23,212,392
Contributions payable to the pension funds(2)	2,342,959	—
Caixa Geral de Aposentações	—	7,116,136
Advances received from customers	4,412,361	5,335,094
Other(3)	202,953,254	103,210,978

Total third parties	535,007,267	450,620,085

(1)
As of December 31, 2003 this caption includes primarily 50% of the taxes payable by Brasilcel' subsidiaries amounting to €55,196,696 related with taxes charged over revenues.

(2)
As of December 31, 2003 this amount includes €4,672,376 (Note 30.1) related with contributions payable by PT Comunicações to the pension funds, net of €2,329,417 related with payments on account made throughout the year on behalf of Caixa Marconi.

(3)
As of December 31, 2003, this caption included: (i) €40,507,705 related with an advance received by PT Móveis in connection with the agreement to sell Mascom (a subsidiary located in Botswana); (ii) €27,399,604 (Note 33.c)) related with an advance received in connection with the sale to a financial institution of an account receivable from the Portuguese State related with discounts given to retired Portuguese citizens; (iii) €22,182,876 related with 50% of the amount due by TCP in relation with the acquisition of TCO; (iv) €21,006,776 related to 50% of the management fees due to Telefónica Móviles by certain Brasilcel's subsidiaries; and (v) €14,237,214 related with the acquisition of treasury stock.

15.    Accrued Expenses

        This caption consists of:

	2003	2002
Interest expense	176,139,490	159,337,152
General and administrative expenses	163,585,775	114,662,492
Vacation pay and bonuses	109,396,438	93,321,551
Discounts to clients	58,818,100	27,570,232
Commissions	18,770,926	16,193,836
Contribution to PT-ACS	6,841,810	—
Interest on unpaid taxes (Note 32.a))	1,157,276	1,123,313
Other	54,684,798	47,957,052

	589,394,613	460,165,628

16.    Taxes Payable

        This caption consists of:

	2003	2002
Income taxes, net of payments on account	1,621,852	877,597
Value added tax	78,545,853	48,741,693
Social Security contributions	11,830,966	10,218,174
Personnel income tax withholdings	9,590,122	8,981,320
City tax	1,069,902	1,779,804
Other	266,906	475,465

	102,925,601	71,074,053

        Reconciliation between income taxes payable as of December 31, 2003 and 2002 and current income tax expense for the periods then ended, is as follows:

	2003	2002
Income taxes payable, net of payments on account	1,621,852	877,597
Foreign income tax payable by subsidiaries(1)	39,551,056	15,655,420
Payments on account made by subsidiaries	2,966,267	3,307,921
Other	265,708	(107,006)

	44,404,883	19,733,932
Deficit in the income tax accrual recorded at year end	617,850	—
Reversal of income tax accruals in excess	—	(13,326,926)

Income tax-current for the period	45,022,733	6,407,006

(1)
This amount is recorded under "Accounts payable other—Third parties" (Note 14).

        Income tax-current for the year ended December 31, 2003 and 2002 was recorded in the following captions:

	2003	2002
Estimate of income taxes for the period (Note 29)	287,122,537	490,163,235
Cumulative foreign currency translation adjustments (Note 3.o))	6,108,630	(48,843,918)
Tax losses carryforward used in the period (Note 29)	(250,134,623)	(434,496,983)
Other(1)	1,926,189	(415,328)

	45,022,733	6,407,006

(1)
Includes the estimate of income taxes of Regiforum and Lusomundo SII, which are excluded from consolidation (see Exhibit I.2) but are included in the tax consolidations of Portugal Telecom and PT Multimedia, respectively.

17.    Deferred Income

        This caption consists of:

	2003	2002
Advance billing(1)	113,190,687	23,798,458
Financial instruments(2)	22,006,110	93,132,085
Investment subsidies	14,537,473	19,991,866
Exchange gains deferred	2,765,779	11,282,554
Deferred income on own bonds (Note 5)	5,996,037	14,223,707
Telephone directories	2,118,787	10,246,226
Other	51,798,622	2,405,195

	212,413,495	175,080,091

(1)
As of December 31, 2003 this caption included €82,252,296 related mainly with pre-paid minutes of traffic in mobile networks, not used by customers from TMN and Vivo (Note 3.q)).

(2)
As of December 31, 2003 this caption included: (i) upfront fees received and related with the restructuring of interest rate swap contracts amounting to €18,781,519, that is being recognized in income during the period of those contracts (Note 31); and (ii) €3,224,591 (Note 31) related with upfront fees received from put option contracts over treasury stock.

18.    Other Non-Current Liabilities

        This caption consists of:

	2003	2002
Provisions for other risks and costs (Note 28):
-For taxes(a)	43,451,561	26,144,615
-For fixed assets (Note 3.d))	43,278,576	32,983,177
-For legal actions(b)	14,927,504	9,837,168
-For incentive plans (Note 28)	—	9,173,262
-For other risks and costs(c)	259,722,025	361,065,133

	361,379,666	439,203,355
Other	106,027,281	79,738,061

	467,406,947	518,941,416

(a)
The provision for taxes is to cover potential tax liabilities and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of December 31, 2003 its detail by subsidiary, is the following:

Telesp Celular	27,758,864
PT Comunicações (Note 33.a)	1,370,773
Other	14,321,924

43,451,561

  The provisions recorded by Brasilcel's subsidiaries as of December 31, 2003 are basically related to indirect taxes in Brazil (ICMS), which legality under Brazilian Constitution is being challenged by those companies.

(b)
The provision for legal actions is to cover potential liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2003 was not yet settled. The amount of the provision is based on information obtained from the Company's legal counsel.

(c)
As of December 31, 2003, the detail of this caption is as follows:

Provision for losses in affiliated companies (Note 10)	99,657,466
Provision for impairment	38,197,485
Provision for risks related with financial instruments (Note 31)	20,945,205
Other provisions(i)	100,921,869

259,722,025

  (i)
  This caption includes €51,622,526 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo, which was recorded during the year ended December 31, 2003 (Note 27).

19.    Minority Interest

        During the year ended December 31, 2003 the movement in minority interest was as follows:

	Opening balance	Acquisition and sales	Income / (loss)	Changes in the consolidation perimeter	Dividends	Currency translation adjustments	Other	Ending balance
Brasilcel(1)	226,107,885	140,832,307	51,527,882	3,876,202	—	(2,713,868)	(429,175)	419,201,233
PT Multimédia(2)	156,892,364	(3,877,292)	13,036,880	—	—	—	117,958	166,169,910
Cabo Verde Telecom	25,975,810	—	7,405,816	—	(4,550,668)	—	(58,116)	28,772,842
Mascom Wireless	11,338,439	—	6,484,585	—	(1,315,300)	175,125	—	16,682,849
Cabo TV Madeirense	4,439,994	—	1,072,541	—	(357,120)	—	—	5,155,415
Cabo TV Açoreana	1,617,935	—	368,628	—	(114,263)	—	—	1,872,300
CST	1,591,980	—	220,545	—	(26,607)	(320,461)	(26,607)	1,438,850
LTM	1,727,857	—	629,957	—	(842,976)	(215,479)	—	1,299,359
Kénya Postel Directories	1,670,905	37,105	465,385	—	(873,710)	(172,511)	573	1,127,747
Gráfica Funchalense	918,816	—	161,361	—	—	—	—	1,080,177
Grafilme	440,017	—	185,259	—	(48,039)	—	—	577,237
Lusomundo Media	4,014,029	(529,605)	(2,978,429)	—	—	—	(11,555)	494,440
PT Prime	4,927,105	(5,379,046)	564,580	—	(90,000)	—	(22,639)	—
Warner Lusomundo	4,595,727	(4,442,537)	(153,190)	—	—	—	—	—
Other	922,621	(758,702)	233,130	(343,992)	(60,326)	(23,374)	126,252	95,609

	447,181,484	125,882,230	79,224,930	3,532,210	(8,279,009)	(3,270,568)	(303,309)	643,967,968

        The income/(losses) applicable to minority interest in the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Brasilcel(1)	51,527,882	—	—
PT Multimédia(2)	13,036,880	(61,406,838)	(42,615,025)
Cabo Verde Telecom	7,405,816	7,055,199	5,782,621
Mascom Wireless	6,484,585	4,532,724	1,371,400
Cabo TV Madeirense	1,072,541	890,458	872,711
Telesp Celular Participações(3)	—	(23,313,734)	(305,011,853)
Other	(302,774)	(2,378,473)	(3,049,608)

	79,224,930	(74,620,664)	(342,649,754)

(1)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel' subsidiaries in their corresponding amounts of shareholders' equity and net income.

(2)
The minority interests in these subsidiaries correspond to the interests of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.

(3)
As mentioned in Note 1, this subsidiary was incorporated in Brasilcel as of December 27, 2002.

20.    Share Capital and Reserves

        As of December 31, 2003 Portugal Telecom's fully subscribed and paid share capital amounted to €1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of 1 Euro each, and with the following distribution:

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

  •
  Altering the general objectives, the strategy or the policies of Portugal Telecom; and

  •
  Defining investment policies of Portugal Telecom, including the authorizing of acquisitions and disposals.

        As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as of December 31, 2003 was 6.42%, including the 500 class A shares indicated above.

Capital issued premium

        This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão de Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

        According to the resolution of the Annual General Shareholders Meeting of April 4, 2003, Portugal Telecom allocated €2,057,860,109 from this caption to "Retained earnings", to cover for accumulated losses existing at December 31, 2002 in its individual financial statements.

Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

21.    Operating Revenues

        This caption consists of:

	2003	2002	2001
Wireline businesses (Note 34.2)(1)	2,138,054,627	2,273,636,769	2,412,079,905
Services rendered	1,965,212,406	2,099,712,574	2,232,361,550
Telephone directories	136,089,291	139,139,288	136,750,269
Sales	36,752,930	34,784,907	42,968,086
Domestic Mobile—TMN (Note 34.3)	1,346,740,297	1,266,647,997	1,171,880,094
Services rendered	1,213,221,073	1,132,761,033	1,007,903,832
Sales	133,519,224	133,886,964	163,976,262
Brazilian Mobile—Vivo (Note 34.4)(2)	1,361,513,763	1,217,622,274	1,401,174,530
Services rendered	1,093,778,637	1,048,632,419	1,178,724,559
Sales	267,735,126	168,989,855	222,449,971
PT Multimédia (Note 34.5)(1)	683,478,362	621,901,893	571,155,102
Services rendered	544,080,630	475,777,581	407,224,302
Sales	139,397,732	146,124,312	163,930,800
Other businesses	246,324,526	202,224,187	170,284,666
Services rendered	240,176,667	193,962,225	150,096,185
Telephone directories	20,532	17,520	35,896
Sales	6,127,327	8,244,442	20,152,585

Operating Revenues	5,776,111,575	5,582,033,120	5,726,574,297

(1)
Based on the changes occurred in the composition of these business segments (Note 34.1), the amounts related to the years ended December 31, 2002 and 2001 were adjusted accordingly. PTM.com's results were included in wireline business segment and excluded from the PT Multimedia business segment.

(2)
Since the contribution to Brasilcel of Portugal Telecom's investment in TCP occurred in December 27, 2002, the amounts for the years ended December 31, 2002 and 2001 include 100% of TCP's operating revenues and the amounts for the year ended December 31, 2003 include 50% of the consolidated operating revenues of Vivo.

22.    Wages and Salaries

        This caption consists of:

	2003	2002	2001
Salaries	585,494,416	581,537,670	551,584,681
Employee benefits	86,188,097	74,672,734	71,478,678
Social charges	20,367,531	19,331,095	26,102,847
Insurance	3,327,329	3,164,379	2,778,987
Other	10,525,105	16,069,489	16,693,047

	705,902,478	694,775,367	668,638,240

23.    Costs of Telecommunications

        This caption consists of:

	2003	2002	2001
Interconnection charges—fixed/mobile	127,385,114	151,446,742	175,869,099
Interconnection charges—mobile/mobile	167,587,697	176,195,727	194,830,381
Interconnection charges—mobile/fixed	44,348,594	42,525,551	53,814,425
International telecommunications operators	72,051,122	83,384,871	94,491,249
Rental of telecommunications circuits	68,328,380	54,278,630	69,214,517
Roaming	31,623,077	33,585,706	29,834,903
Satellite charges	9,384,808	9,390,213	13,743,880
Other costs of telecommunications services	66,436,266	72,131,224	83,300,694

	587,145,058	622,938,664	715,099,148

24.    General and Administrative Expenses

        This caption consists of:

	2003	2002	2001
Specialized work and subcontracts	493,846,049	495,187,549	546,379,433
Commissions	138,692,906	104,505,101	116,521,560
Rents	92,947,784	103,471,276	102,535,612
Electricity	44,879,402	46,832,747	50,755,195
Communication expenses	32,615,448	38,601,976	48,167,930
Travel and entertainment	20,071,589	16,534,541	20,564,160
Insurance	10,249,331	10,297,929	8,719,285
Security expenses	10,510,399	9,350,331	9,511,796
Fuel and gas	7,466,295	7,154,280	8,269,439
Other general and administrative expenses	115,246,614	93,626,193	87,535,279

	966,525,817	925,561,923	998,959,689

25.    Other financing income/(losses), net

        This caption consists of:

	2003	2002	2001
Decreases in provisions for other risks and costs (Note 28)(1)	156,770,873	15,746,172	—
Foreign currency exchange gains / (losses)	(41,905,965)	87,776,347	(118,852,972)
Gains on investments	1,292,259	1,143,322	4,999,581
Increases in provisions for other risks and costs (Note 28)	(7,664,225)	(47,206,380)	(78,162,657)
Bank comissions and expenses	(27,868,829)	(68,877,740)	(129,160,393)
Financial discounts, net	(2,463,886)	(4,866,436)	(4,974,437)
Other financial (expenses)/income	(24,693,951)	(7,675,124)	63,323,366

	53,466,276	(23,959,839)	(262,827,512)

(1)
This caption comprises: (i) €82,498,690 related with equity swaps; and (ii) €74,272,183 related with financial instruments of Brasilcel' subsidiaries, which as of December 31, 2002 were recorded as investments net of provisions (Note 10) and as of December 31, 2003 are recorded at fair value in the caption "Short term investments".

26.    Gains on sales and disposals of fixed assets, net

        This caption consists of:

	2003	2002	2001
Gains on sales and disposals of fixed assets(1)	45,746,591	17,565,682	22,516,667
Losses on sales of fixed assets	(9,890,091)	(9,033,216)	(1,760,191)
Losses on the retirement of fixed assets (Note 11)	(4,176,106)	(4,274,208)	(8,042,452)
Other	(3,050,103)	(291,664)	(21,045)

	28,630,291	3,966,594	12,692,979

(1)
This caption includes basically a gain obtained by PT Comunicações on the sales of certain fixed assets.

27.    Extraordinary Items

        This caption consists of:

	2003	2002	2001
Increases in provisions (Note 28)(1)	(62,710,282)	—	—
Provisions to adjust assets and liabilities in TMN	—	(50,915,335)	—
Gains/(Losses) on disposals of investment, net:
Disposals of Telefónica shares	—	30,519,163	112,314,478
Disposals of investment in Deltapress	—	5,098,510	—
Disposals of PTM.com shares	—	—	199,519,287
Recording of a provision for impairment (Note 2c))	—	—	(500,000,000)
Other, net	759,428	(322,626)	(299,455)
Issuance of additional common stock by subsidiaries (Note 3.u))	—	—	1,566,750
Other extraordinary items, net	—	—	(94,184,865)

	(61,950,854)	(15,620,288)	(281,083,805)

(1)
In the year ended December 31, 2003, this caption includes €51,622,526 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo (Note 18).

28.    Movement in the Provisions

        During the year ended December 31, 2003 the movement in the provision accounts was as follows:

	Opening balance	Increases	Decreases	Other movements	Ending balance
Provision for marketable securities (Note 5)	19,066	—	—	—	19,066
Provisions for doubtful accounts receivable (Notes 6 and 7)	369,752,683	91,603,099	(18,794,578)	(32,831,300)	409,729,904
Provision for inventories (Note 8)	16,949,399	12,177,343	(3,571,974)	1,889,282	27,444,050
Provision for investments (Note 10)	319,578,990	738,481	(74,270,022)	(175,918,755)	70,128,694
Provision for other risks and costs (Note 18):
Taxes	26,144,615	21,750,933	(14,487,093)	10,043,106	43,451,561
Fixed assets	32,983,177	9,450,532	(814,933)	1,659,800	43,278,576
Legal actions	9,837,168	3,804,458	(910,550)	2,196,428	14,927,504
Other	370,238,395	125,657,375	(137,750,037)	(98,423,708)	259,722,025

	439,203,355	160,663,298	(153,962,613)	(84,524,374)	361,379,666

	1,145,503,493	265,182,221	(250,599,187)	(291,385,147)	868,701,380

        During the year ended December 31, 2002 the movements in the provision accounts were as follows:

	Beginning balance	Increases	Decreases	Other movements	Effect of Brasilcel consolidation(a)	Ending balance
Provision for marketable securities	19,066	—	—	—	—	19,066
Provision for doubtful accounts receivable	345,610,216	99,444,913	(1,910,615)	(69,596,264)	(3,795,567)	369,752,683
Provision for inventories	15,984,208	5,023,283	(763,477)	(3,687,159)	392,544	16,949,399
Provision for investments	30,104,232	13,079,088	(19,847,611)	457,388,741	(161,145,460)	319,578,990
Provisions for other risks and costs:
Fixed assets	35,768,526	3,134,615	(2,819,667)	(3,100,297)	—	32,983,177
Taxes	67,153,725	11,024,408	(16,905,510)	(23,875,733)	(11,252,275)	26,144,615
Legal actions	7,653,111	2,811,824	(188,974)	(438,793)	—	9,837,168
Other	949,368,513	333,740,805	(23,813,299)	(473,314,637)	(415,742,987)	370,238,395

	1,059,943,875	350,711,652	(43,727,450)	(500,729,460)	(426,995,262)	439,203,355

	1,451,661,597	468,258,936	(66,249,153)	(116,624,142)	(591,543,745)	1,145,503,493

(a)
This column corresponds to the net effect of including 50% of the provisions recorded by Brasilcel and excluding 100% of the provisions recorded by TCP.

        The increases occurred during the year ended December 31, 2003 in these provision accounts were recorded as follows:

Provisions for doubtful receivables, inventories and other	137,188,161
Extraordinary items (Note 27)	62,710,282
Equity in losses of affiliated companies	34,509,356
Depreciation and amortization	9,450,532
Other net financing (income) / losses (Note 25)(1)	7,664,225
Other reserves and retained earnings	6,028,675
Other non-operating expenses / (revenues), net	5,523,876
Taxes and other than income taxes	2,107,114

265,182,221

(1)
This amount includes €3,881,587 of provisions for financial instruments and financial investments and €3,782,638 of provisions for tax contingencies of Brasilcel' subsidiaries.

        The decreases occurred during the year ended December 31, 2003 in these provision accounts were recorded in the following profit and loss captions:

Other net financing (income) / losses (Note 25)	156,770,873
Other non-operating expenses / (revenues), net	32,863,991
Provisions for doubtful receivables, inventories and other	32,789,190
Taxes and other than income taxes	14,487,093
Depreciation and amortization	9,100,227
Work force reduction program costs	2,066,374
Other general and administrative	1,318,439
Wages and salaries	1,203,000

250,599,187

        During the year ended December 31, 2003 the caption "Provisions for doubtful receivables, inventories and other" was used to record the following items:

Increases in provisions	137,188,161
Direct write-off of accounts receivables	28,782,283
Decreases in provisions	(32,789,190)
Collections from accounts receivables which were previously writen-off	(2,375,037)

130,806,217

        Other movements include basically the direct use of provisions, the inclusion and exclusion of companies from the consolidation perimeter and currency translation adjustments relating to provision recorded by foreign subsidiaries.

29.    Taxes

        Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 30% (25% after January 1, 2004) which can be increased up to 10% through a municipal tax. Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia and Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

        In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2003. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

        The movement in deferred taxes (Note 3.o)) during the year ended December 31, 2003 is as follows:

		Increase/(Decrease)				Effect of tax rate change(i)
	Beginning Balance	Net income	Taxes Payable (Note 16)	Foreign currency translation adjustments	Other adjustments	Net income	Equity	Ending Balance
Deferred tax assets
Provisions	444,412,262	31,183,865	—	—	(240,764)	(79,225,894)	—	396,129,469
Tax losses carryforward	930,541,166	54,488,022	(250,134,623)	—	(2,284,849)	(122,101,619)	—	610,508,097
Financial instruments	2,803,757	10,175,188	—	—	—	(239,204)	(1,923,953)	10,815,788
Additional contribution to pension funds	27,858,882	15,864,786	—	—	—	(7,287,278)	—	36,436,390
Other	291,650,088	(56,971,772)	—	5,248,538	40,079,967	(2,283,751)	—	277,723,070

	1,697,266,155	54,740,089	(250,134,623)	5,248,538	37,554,354	(211,137,746)	(1,923,953)	1,331,612,814

Deferred tax liabilities
Revaluation of fixed assets (Note 3.d))	33,883,143	(4,395,971)	—	—	(6,298)	(808,423)	(4,105,055)	24,567,396
Gains on disposals of investments	345,231,190	(1,481,693)	—	—	—	(57,291,583)	—	286,457,914
Distributable reserves of subsidiaries in foreign countries	13,743,749	2,279,964	—	—	—	(2,670,619)	—	13,353,094
Other	10,412,416	564,195	—	—	—	(1,829,435)	—	9,147,176

	403,270,498	(3,033,505)	—	—	(6,298)	(62,600,060)	(4,105,055)	333,525,580

		57,773,594	(250,134,623)	5,248,538	37,560,652	(148,537,686)	2,181,102

(i)
In December 2003, the Portuguese Government approved a reduction in the income tax rate, from 30% to 25%, effective from January 1, 2004, which reduces the statutory rate (including municipal taxes) from 33% to 27.5%.

        Deferred taxes recorded in the balance sheets as of December 31, 2003 and 2002 were classified as follows:

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Current	748,141,425	32,793,924	819,956,480	44,220,045
Non-current	583,471,389	300,731,656	877,309,675	359,050,453

	1,331,612,814	333,525,580	1,697,266,155	403,270,498

        The reconciliation of the income tax provision for the year ended December 31, 2003 calculated at the statutory Portuguese income tax rate and the effective income tax rate, is as follows:

Income before income taxes	697,346,860
Statutory tax rate (including municipal taxes at a 10% standard)	33.00%

230,124,464
Permanent differences(a)	32,349,594
Effect of change in tax rate	148,537,686
Diferences in tax rates(b)	(4,519,611)
Initial recognition of deferred tax assets related with tax losses carryforward from previous years	(73,356,225)
Valuation allowance for certain tax losses carryforward	49,377,472
Other	(4,626,751)

Income taxes in the profit and loss statement	377,886,629

Efective tax rate	54.19%

The income tax for the year, is as follows:
Income tax-current (Note 16)	287,122,537
Deferred taxes	90,764,092

377,886,629

(a)
This amount relates to the following:

Goodwill amortization (Note 12)	110,612,770
Equity accounting in losses of affiliated companies, net (Note 10)	19,156,675
Increases and decreases in provisions not tax deductible	(9,856,691)
Gains on sales of fixed assets	(26,270,006)
Other	4,386,324

98,029,072

Tax effect	33.00%

32,349,594

(b)
This amount related with the impact of the different municipal tax rates applicable to the different group companies in Portugal and with the differences between the statutory tax rate in Portugal and the income tax rates applicable to foreign subsidiaries.

30.    Post Retirement Benefits

1.     Pension Benefits

        As referred to in Note 3.f), PT Comunicações, PT SI and Global Notícias (former Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

  a)
  Former Telecom Portugal employees—Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

  b)
  Former TLP employees—The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

  c)
  Former TDP employees—Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

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

  e)
  On retirement PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

  f)
  Former Employees of Jornal de Notícias and Diário de Notícias—Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system.

  g)
  Employees of PT SI—who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

        The actuarial valuations for these plans as of December 31, 2003, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6%
Pension liabilities' discount rate	6%
Salaries liabilities' discount rate	4%
Salary growth rate	3%
Pension growth rate(*)	2%
Inflation rate	2%
Mortality table:
Employees (whilst in active service):	AM 92—males
AF 92—females
Pensioners and employees who have taken early retirement:	PA (90) m less 2 years males
PA (90) f less 2 years females
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

(*)
Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

        The following table sets out the funded status of the PT Comunicações, PT SI and Global Notícias plans as of December 31, 2003 and 2002:

	2003	2002
Projected benefit obligation ("PBO"):
Pensioners, survivors and pensions to pre-retired and suspended employees	1,846,468,000	1,661,208,000
Salaries and gratuiries to pre-retired and suspended employees	841,232,000	649,904,000
Active members	670,020,000	703,995,000

	3,357,720,000	3,015,107,000
Plan assets at fair value	(1,828,066,000)	(1,664,249,000)

Projected benefit obligation, in excess of plan assets	1,529,654,000	1,350,858,000

        As of December 31, 2003 and 2002 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of that date is presented below:

	2003	2002
Projected benefit obligation, in excess of plan assets	1,529,654,000	1,350,858,000
Actuarial losses, net(i)	(769,090,982)	(726,002,450)
Transition obligation(ii)	(26,519,596)	(29,203,596)
Prior service cost	1,466,730	50,218

Pension Liabilities	735,510,152	595,702,172

(i)
Actuarial losses and gains result basically from: (a) difference between the actual and expected return on fund assets; and (b) higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of sixteen years which corresponds to the estimated average working life of employees. During 2003 the movements in actuarial losses and gains were as follows:

Actuarial losses, net as of December 31, 2002	(726,002,450)
Actuarial gains and (losses) arising in the period:
PBO related	(144,596,532)
Plan assets related	38,635,000
Amortization of the period
Regular	58,114,000
Curtailment related	4,759,000

Actuarial losses, net as of December 31, 2003	(769,090,982)

(ii)
The transition obligation results from the first time recognition of post retirement benefits, in 1993. This amount will be amortized over the estimated average working life of employees at that date which was estimated to be eighteen years. During 2003 the total amortization of the Transition Obligation was €2,684,000, of which €2,550,000 was recorded as a Post Retirement Benefit cost and €134,000 as a Work Force Reduction Program cost.

        As of December 31, 2003 and 2002, the plan assets of PT Comunicações consist of:

	2003	2002
Bonds	649,868,442	740,892,000
Equities	615,829,914	361,366,000
Property	259,371,373	159,307,000
Investment fund units	75,160,719	190,266,000
Cash, treasury bills, short-term stocks and net current assets	227,835,552	212,418,000

	1,828,066,000	1,664,249,000

        The pension liabilities of PT Comunicações, PT SI and Global Notícias were recorded in the consolidated balance sheet as of December 31, 2003 and 2002, in the following captions:

	2003	2002
Accrued post retirement liability (Note 30.3)	730,837,776	589,966,365
Accounts receivable other—Third parties (Note 14 and 30.3)	4,672,376	5,735,807

	735,510,152	595,702,172

        A summary of the components of the net periodic pension cost for the years ended December 31, 2003, 2002 and 2001 is presented below:

	2003	2002	2001
Service cost	20,618,000	18,236,000	19,662,713
Interest cost	182,188,000	170,428,000	157,211,000
Expected return on plan assets	(98,369,000)	(102,580,000)	(104,578,000)
Net amortization of deferrals	60,516,000	40,811,171	24,420,714

Sub-total (Note 30.4)	164,953,000	126,895,171	96,716,427
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	268,032,000	42,930,000	163,200,000

Net periodic pension cost	432,985,000	169,825,171	259,916,427

        Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

        The contributions made to the pension funds and payments to pensioners in the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Employers' contributions	153,461,330	114,069,777
Plan participants' contributions	11,032,603	10,068,543

	164,493,933	124,138,320

Payments to pre-retired and suspended employees	146,747,706	121,484,609

        Employer's contributions includes an amount of €67,789,508 which was recorded as a decrease in the accrued post retirement liability (Note 30.3). Payments to pre-retired and suspended employees were recorded as a decrease in the accrued post retirement liability (€146,007,647—Note 30.3) and as a wages and salaries cost (€740,059).

        As of December 31, 2003, the accrued post retirement liabilities relating to defined benefit plans of Brasilcel' subsidiaries amounted to €34,468 (Note 30.3), and had been increased during 2003 by €89,974 (Note 30.4). Pension contributions made by Brasilcel's subsidiaries to defined contribution plans in year ended December 31, 2003 amounted to €2,308,953 and were recorded as "Post retirement benefits" (Note 30.4).

2.     Other Employee Benefits

        As referred to in Note 3.g), PT Comunicações and PT SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

        The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2003, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:
Next 6 years	3.5%
Years thereafter	3%
Discount rate	6%
Inflation rate	2%
Salary growth rate	3%

Mortality table:
Employees (whilst in active service):	AM 92—males
AF 92—females
Pensioners and employees who have taken early retirement:	PA (90) m—2 males
PA (90) f—2 females
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

        Based on this study the accumulated post retirement health care benefit obligation of PT Comunicações and PT SI as of December 31, 2003 and 2002 was €688,763,000 and €639,229,395, respectively. The accrued post retirement liability recorded as of December 31, 2003 and 2002 amounts to €525,101,829 and €471,048,790, respectively (Note 30.3).The reconciliation between these post retirement health care obligations and the liability recorded in the balance sheet is presented below:

	2003	2002
Accumulated health care benefit obligation	688,763,000	639,229,395
Actuarial losses, net(i)	(120,927,369)	(112,772,283)
Transition obligation(ii)	(46,273,802)	(55,408,322)
Prior year service gain	3,540,000	—

Post retirement health care liability (Note 30.3)	525,101,829	471,048,790

(i)
Actuarial losses and gains result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over sixteen years, which corresponds to the estimated average working life of employees. During 2003 the movements in actuarial losses and gains were as follows:.

Actuarial losses, net as of December 31, 2002	(112,772,283)
Actuarial losses arising in the period	(14,707,086)
Amortization of the period:
Current	6,036,000
Curtailment related	516,000

Actuarial losses, net as of December 31, 2003	(120,927,369)

(ii)
The transition obligation results from the first time recognition of other employee benefits, in 1997. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years. During 2003 the total amortization of the Transition Obligation was €9,134,520, of which €4,617,000 was recorded as a Post Retirement Benefit cost and €4,517,520 as a Work Force Reduction Program cost.

        A summary of the components of the net periodic post retirement health care cost for years ended December 31, 2003, 2002 and 2001, is presented below:

	2003	2002	2001
Service cost	5,628,000	6,142,000	5,277,282
Interest cost	38,131,000	37,454,000	30,900,530
Net amortization of deferrals	10,649,000	11,814,000	7,008,111

Sub-total (Note 30.4)	54,408,000	55,410,000	43,185,923
Curtailment losses related to early retirements, pre-retirements and suspended contracts (Note 30.4)	27,363,000	3,313,000	15,323,161

Net periodic post retirement health care costs	81,771,000	58,723,000	58,509,084

        Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

        As of December 31, 2003, Brasilcel's subsidiaries increased the provision to cover its proportion of the estimated deficit in the Sistel Medical Fund by €41,134 (Note 30.4). As of December 31, 2003 the accrued post retirement health care liabilities include €64,922 relating to healthcare liabilities of Brasilcel's subsidiaries (Note 30.3).

3.     Balance sheet captions

Accrued Post Retirement Liability

        This caption consists of:

	2003	2002
Accrued Post Retirement Liability:
Pension benefits (Note 30.1)	730,872,244	590,145,260
Other employee benefits (Note 30.2)	525,166,751	471,312,004

	1,256,038,995	1,061,457,264
Accounts Payable (Note 30.1)	4,672,376	5,735,807

	1,260,711,371	1,067,193,071

        The net increase in the accrued post retirement liabilities during the year amounted to €194,581,731, as follows:

	Pension benefits	Other employee benefits	Total
Post retirement benefits (Note 30.4)	140,974,103	54,449,134	195,423,237
Work force reduction program cost (Note 30.4)	216,174,591	27,363,000	243,537,591
Payments to pre-retired and suspended employees	(146,007,647)	—	(146,007,647)
Contributions to pension funds and PT ACS	(67,789,508)	(27,717,961)	(95,507,469)
Reduction in provisions	(1,881,177)	—	(1,881,177)
Payments to beneficiaries	(741,573)	(231,961)	(973,534)
Currency translation adjustments	(1,805)	(7,465)	(9,270)

	140,726,984	53,854,747	194,581,731

4.     Profit and loss captions

	2003	2002	2001
Net Periodic Pension Cost:
Post retirement benefits:
Pension benefits (Note 30.1)(1)	168,493,045	127,936,089	97,414,088
Other employee benefits (Note 30.2)(2)	54,449,134	55,276,973	43,263,441

	222,942,179	183,213,062	140,677,529

Other non-operating expenses/(revenues) (Note 30.1)	(1,141,118)	—	—

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment):
Pension benefits (Note 30.1)(3)	268,032,000	42,930,000	163,200,000
Other employee benefits (Note 30.2)(4)	27,363,000	3,050,206	15,323,161

	295,395,000	45,980,206	178,523,161
Termination payments	13,678,485	7,721,713	5,354,737
Additional cost related to 2002 curtailment	7,077,591	—	—
Decrease in provisions to restructuring	(2,066,374)	—	—

	314,084,702	53,701,919	183,877,898

	535,885,763	236,914,981	324,555,427

(1)
During 2003 this caption included an amount of €140,974,103, which represents an increase in the Accrued Post Retirement Liability (Note 30.3).

(2)
During 2003 this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).

(3)
During 2003 this caption included an amount of €216,174,591, which represents an increase in the Accrued Post Retirement Liability (Note 30.3).

(4)
During 2003 this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).

31.    Financial instruments and risk management

        Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

        The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom's Executive Committee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year to determine the economic and financial implications of their cancellation.

Interest rate exposure

        Interest rate swaps were contracted by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. Considering that interest rates are at historical low levels and their expected future evolution, Portugal Telecom has entered into new interest rate swap contracts and restructured its current portfolio so as to increase the proportion of its fixed rate debt. As of December 31, 2003 the loans with interest rate swaps and interest rate floors totaled approximately €2,806 million and €1,000 million, respectively. The average maturity of these swaps and floors is 1.97 years and 8 months, respectively.

Exchange rate and interest rate exposure

        Cross currency swaps were contracted primarily to reduce exposure to assets denominated in Brazilian Reais and to diversify interest rate exposure. As of December 31, 2003 the Company had a total debt resulting from swaps from U.S. Dollars to Euros, with an average maturity of 7.82 years, of approximately €75 million.

        Pursuant the cancellation of the interest rate component of certain cross currency swaps, as of December 31, 2003 Portugal Telecom had contracted foreign exchange options and forwards of Euros to U.S. Dollars, amounting to €200 million with an average maturity of 5.27 years.

        Additionally, Portugal Telecom had contracted forwards of Euros to U.S. Dollars in order to cover the risk associated to future cash flows payments. As of December 31, 2003, those contracts amounted to €12 million and had an average maturity of 3 months.

        As of December 31, 2003, Portugal Telecom also had bought exchange rate options from Euros to U.S. Dollars, with an average maturity of 2 months, with a notional of €250 million and had sold contracts with the same conditions.

        As of December 31, 2003 Brasilcel's subsidiaries also have cross currency swaps to cover accounts payable denominated in U.S. Dollars, Euros and Japanese Yen amounting to US$1,005 million, €416 million and 11,363 million Japanese Yen, with an average maturity of 1.09 years, 0.92 years and 1.32 years, respectively.

        Brasilcel's subsidiaries also contracted: (i) call options for the sale of US$300 million with a maturity of 0.73 years; (ii) cross currency swaps (Euros/Brazilian Reais) with an average maturity of 4 months amounting to €22 million; and (iii) cross currency swaps (U.S. Dollars/Brazilian Reais) with an average maturity of 1.51 years amounting to US$694.2 million.

Equity swaps

        In previous years, Portugal Telecom contracted equity swaps and put options on 49,255,848 own shares to reduce the risk associated to the volatility of its own shares. Considering the evolution in the market value of Portugal Telecom's stock price, a provision was recorded (Note 18) which represents the difference between the exercise price of those derivatives (ranging from €6.21 to €12.12 per share) and the stock price as of December 31, 2003. These contracts had maturities ranging from 5 months to 1.8 years.

        In previous years, Portugal Telecom also contracted an equity swap regarding the shares of PT Multimedia with maturity on May 5, 2004. As of December 31, 2003 and considering the market price of PT Multimedia's shares, Portugal Telecom reduced the provision recorded by the end of 2002.

Fair value of financial instruments

        As of December 31, 2003 and 2002 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euros):

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial instruments to manage interest and exchange exposure(i)
Interest rate (Note 3.p))	(8.5)	(61.9)	1.1	(66.2)
Interest rate and exchange rate (Note 3.p))	80.5	99.5	162.0	75.5

Total	72.0	37.6	163.1	9.3

Equity Swaps
Own shares(ii)	(24.4)	3.4	(42.6)	(40.2)
PT Multimédia shares	(3.9)	15.5	(68.5)	(69.1)

Total	(28.3)	18.9	(111.1)	(109.3)

(i)
Certain derivatives included in this caption were renegotiated during 2002. As a result of those negotiations, the Company received upfront fees which were recorded as deferred income and will be recognized in income during the remaining period of those contracts (Note 3.p)). As of December 31, 2003 deferred income related with these derivatives amounted to €18,781,519 (Note 17).

(ii)
The carrying value corresponds to the provision recorded to cover estimated losses with these derivatives (€20.9 million—Note 18) plus the accrued interest amounting to €0.3 million and the fees related with put options that are not yet recognized in the profit and loss statement in the amount of €3.2 million (Note 17).

32.    CONTINGENCIES AND COMMITMENTS

a)    Tax contingencies

        As of December 31, 2003 the Company is subject to certain tax contingencies. The Company's management, based on information obtained from the Company's legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2003, are as follows:

  •
  The tax returns of the former TLP for the years 1990 to 1993, of the former TP for the year 1993 and of the former Marconi and of PT for the years 1997 to 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to €23,693,184. Portugal

    Telecom decided to contest these assessments, as in the opinion of its lawyers the outcome should be in Portugal Telecom's favour.

  •
  Portugal Telecom is challenging the assessments made by the Municipal Councils of Porto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2003 were as follows:

Municipal Council of Oporto	1,235,533
Municipal Council of Lisbon	102,553

1,338,086

    Pursuant to the New Basic Law (Law 91/97) operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession. At this time, there can be no definitive assurance that the Portuguese Courts will accept that the New Basic Law resolves the claims for municipal assessments and taxes for the period prior to its enactment.

        Additionally, there are the following situations which are fully provided for:

  1.
  Due to additional assessments related with the 1999 and 2000 income tax returns, an accrual amounting to €1,370,773 has been recorded and included in the provision for other risks and costs (Note 18).

  2.
  In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which as of December 31, 2003 amounted to €1,157,276 (Note 15).

b)    Claims by a consumer protection association

        The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP—Instituto de Comunicações de Portugal (currently ANACOM—Autoridade Nacional de Comunicações—"ANACOM") and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO—Associação de Defesa do Consumidor ("DECO"). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted an appeal against the Appeals

Court, which maintained the decision of the first instance Court. PT Comunicações submitted an appeal against this decision to the Supreme Court. In October 2003, the Supreme Court denied the appeal and as consequence PT Comunicações should refund the amounts charged in 1999 as activation fess, As of December 31, 2003 was recorded a cost of €1,138,333 relating to the claims received until that date.

        Portugal Telecom, although considering the existence of potential claims, did not record a provision to cover for this situation as it is practically impossible to do a reasonable and accurate estimate of these responsibilities.

c)     Guarantees

        As of December 31, 2003 the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	9,091,149

Bank guarantees given to other entities:
By PT Comunicações(1)	10,061,766
By TMN to ANACOM	2,493,989
By PT Multimédia and subsidiaries(2)	3,011,424
Other bank guarantees	3,270,298

18,837,477

Other guarantees(3)	36,373,190

Comfort letters:
By PT Multimédia to associated companies(3)	26,074,111
By Portugal Telecom to guarantee a loan obtained by TV Cabo Macau	7,917,656

33,991,767

(1)
These guarantees were given by PT Comunicações to the Portuguese Tax Authorities in respect of the contingencies discussed in Note 32.a).

(2)
These guarantees were given by PT Multimedia to Alta Autoridade para a Comunicação Social in connection with the broadcasting of television shows.

(3)
These comfort letters were issued by PT Multimedia as guarantees to loans obtained by certain associated companies.

        Global Telecom has an outstanding loan obtained from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil, in the amount of approximately 263 million Brazilian Reais as of December 31, 2003. At that date certain covenants established in the loan contract, especially those related with the level of indebtedness and capitalization, were not being complied with by Global Telecom, but BNDES authorized the non-compliance as of December 31, 2003.

        Additionally, Portugal Telecom has a bank deposit amounting to €75 million which was established as a guarantee for the future acquisition of multimedia rights by an associated company.

d)    Purchase commitments

        As of December 31, 2003 the Company had assumed commitments for the purchase of basic equipment amounting to approximately €38.2 million.

e)     Financial commitments

  •
  In October 2000, Médi Télécom entered into medium and long term loan contracts totaling €1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

  Under the provisions of the contracts, Médi Télécom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine di Commerce Exterior Group (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of €210,000,000 and ends as soon as Médi Télécom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

  •
  Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional loans up to a maximum of €40,000,000. As of December 31, 2003 Portugal Telecom had already granted loans to Sportinveste amounting to €24,023,168 (Note 10).

  •
  During the year ended December 31, 2003 PT Multimedia entered into an agreement to purchase 16.6% of the share capital of Sport TV owned by RTP, by an approximate amount of €16.3 million. After the conclusion of this transaction, which is dependent on the approval of the Competition Authority, Sport TV will be equally owned by PT Multimedia and PPTV—Publicidade de Portugal e Televisão, S.A. ("PPTV").

33.    Transactions with Related Entities

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

        This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State. This rent amounted to 1% of the Portugal Telecom's gross operating revenues from services covered by the Concession, after the deduction of losses incurred in meeting the universal service obligations and certain other items.

        On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

        On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the ownership of the Basic Network and, as a result the concession rent was terminated together with the reversibility principle that was previously applicable to concession assets.

b)    Pricing

        On December 30, 2002, a Pricing Convention for the fixed telephone service for 2002 and 2003 was signed between PT Comunicações, ANACOM and DGCC. The pricing convention establishes caps on average annual price changes for calls, excluding international calls, of CPI—3% and CPI—2.75% for 2002 and 2003, respectively.

c)     Discounts to retired Portuguese citizens

        In accordance with Decree Law 20-C/86 certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to Portugal Telecom by the Portuguese State. Up to December 31, 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. In conjunction with the negotiations for the acquisition of the ownership of the Basic Network, the Company agreed with the Portuguese State the payment of the net balance due as of December 31, 2001 amounting to €60,380,376 which occurred in December 2002. As of December 31, 2003, the account receivable balance from the Portuguese State related with this situation amounts to €49,657,701 (Note 7), of which €27,399,604 corresponds to the balance due at

December 31, 2002. The Portuguese State committed to include that expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003.

        During the year ended December 31, 2003, PT Comunicações signed an agreement with a financial institution relating with the sale of account receivable relating with year 2002 amounting to €27,399,604 (Note 7). PT Comunicações received a cash advance of this amount, less the related expenses inherent in these transactions, and recorded an account payable to the financial institution (Note 14). All expenses related with this transaction were recorded in the profit and loss statement.

34.    Disclosures about Segments of the Company and Related Information

34.1.     General

        The basis used by management to identify the reportable segments was a combination of the following factors:

  (i)
  Differences in products and services;

  (ii)
  Differences in regulatory environments; and

  (iii)
  Geographic areas.

        These segments are consistent with the way management currently analyses its businesses.

        The Company identified the following reportable segments:

Wireline Businesses	Fixed Line Business—PT Comunicações(1) Data and Corporate Business—PT Prime and Tradecom(2) ISP and Portals—PTM.com(3)
Domestic Mobile	TMN(4)
Brazilian Mobile	VIVO(5)
Multimedia Businesses	Pay TV and Cable Internet—TV Cabo and TV Cabo Audiovisuais
 Audiovisual—Lusomundo Audiovisuais and Lusomundo Cinemas
 Media—Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations—PTM and holdings of Lusomundo

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

(3)
This business segment, presently, derives its revenues basically from internet services to residential customers.

(4)
This business segment derives its revenues from mobile telecommunication services in Portugal.

(5)
This business segment derives its revenues from mobile telecommunication services in Brazil, provided by Brasilcel' subsidiaries in several States of Brazil (Note 1).

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

        The amounts for the years ended December 31, 2002 and 2001 were adjusted in order to reflect the changes occurred in 2003 in the composition of each business segment, except in Brazilian Mobile, which still presents TCP results for the years ended December 31, 2002 and 2001.

34.2.     Wireline Businesses

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001 are presented below:

	2003	2002	2001
Services rendered—external customers (Note 21)	2,101,301,697	2,238,851,862	2,369,111,819
Services rendered—intersegment revenues	149,583,769	167,112,101	127,504,666
Sales of merchandise and products—external customers (Note 21)	36,752,930	34,784,907	42,968,086
Sales of merchandise and products—inter segment sales	225,361	329,109	169,606

Operating revenues	2,287,863,757	2,441,077,979	2,539,754,177

Wages and salaries	(314,596,639)	(350,923,455)	(357,815,222)
Post-Retirement benefits	(219,938,209)	(180,873,048)	(137,571,006)
Costs of telecommunications	(428,914,406)	(496,813,900)	(553,007,026)
Own work capitalized	36,141,884	64,817,575	123,656,894
Costs of products sold	(45,842,620)	(32,206,438)	(37,483,873)
Marketing and publicity	(26,598,019)	(29,238,089)	(38,032,218)
Concession rent	—	16,604,413	(13,197,739)
General and administrative expenses	(211,729,896)	(225,969,200)	(247,847,066)
Other net operating income	(169,128,124)	(221,047,435)	(211,310,485)

Operating costs and expenses	(1,380,606,029)	(1,455,649,577)	(1,472,607,741)

Operating income before depreciation and amortization (EBITDA)	907,257,728	985,428,402	1,067,146,436
Depreciation and amortization	(404,339,250)	(431,653,191)	(421,451,185)

Operating income	502,918,478	553,775,211	645,695,251

Interest and related expenses	(47,651,404)	(42,676,538)	(39,757,277)
Goodwill amortization	(7,152,717)	(7,679,221)	(8,008,969)
Interest and related income	11,890,237	21,969,307	29,228,921
Gains on sales and disposals of fixed assets, net	41,067,614	10,759,611	14,951,552
Equity in losses of affiliated companies	(1,077,261)	(2,374,945)	(3,096,629)
Work force reduction program costs	(311,263,761)	(49,313,318)	(183,877,898)
Other non-operating (expenses)/income	(5,127,044)	694,630	(882,421)
Extraordinary items	(16,698,573)	(487,818)	(2,070,003)

Income before income tax	166,905,569	484,666,919	452,182,527
Provision for income taxes	(137,646,453)	(162,826,053)	(196,211,471)
Income applicable to minority interests	(63,774)	(23,055)	(58,478)

Net income/(loss)	29,195,342	321,817,811	255,912,578

        Net income of this segment for the years ended December 31, 2003, 2002 and 2001 was affected by curtailment costs of respectively €311,263,761, €49,313,318 and €183,878,000.

        Capital expenditures for this reportable segment for the years ended December 31, 2003, 2002 and 2001 were approximately €165.3 million, €604.6 million (includes €348.4 million related with the acquisition of the Basic Network) and €398.9 million, respectively, and total assets as of December 31, 2003 and 2002 was approximately €3,957.5 million and €4,165.5 million, respectively.

34.3.     Domestic Mobile—TMN

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001, are presented below:

	2003	2002	2001
Services rendered—external customers (Note 21)	1,213,221,073	1,132,761,033	1,007,903,832
Services rendered—intersegment revenues	170,853,927	199,947,958	211,397,993
Sales of merchandise and products—external customers (Note 21)	133,519,224	133,886,964	163,976,262
Sales of merchandise and products—inter segment sales	5,001,030	8,155,430	11,097,491

Operating revenues	1,522,595,254	1,474,751,385	1,394,375,578

Wages and salaries	(59,188,048)	(48,503,874)	(44,293,443)
Costs of telecommunications	(295,485,140)	(325,280,447)	(302,055,172)
Own work capitalized	4,448,129	5,239,064	5,385,080
Marketing and publicity	(26,260,516)	(20,058,815)	(19,414,697)
Costs of products sold	(154,749,178)	(167,983,520)	(223,572,248)
General and administrative expenses	(210,773,711)	(194,412,360)	(192,037,729)
Other net operating income	(90,723,844)	(100,537,618)	(79,945,619)

Operating costs and expenses	(832,732,308)	(851,537,570)	(855,933,828)

Operating income before depreciation and amortization (EBITDA)	689,862,946	623,213,815	538,441,750
Depreciation and amortization	(189,900,617)	(174,935,873)	(146,091,624)

Operating income	499,962,329	448,277,942	392,350,126

Interest and related expenses	(19,938,321)	(13,672,071)	(14,939,930)
Interest and related income	4,377,768	4,102,884	1,274,115
Losses on sales and disposals of fixed assets, net	(3,924,613)	(9,474,681)	(1,494,258)
Other non-operating (expenses)/income	(2,567,885)	9,578,881	39,227,038
Extraordinary items	—	(50,915,335)	469,688

Income before income tax	477,909,278	387,897,620	416,886,779
Provision for income taxes	(159,643,314)	(128,132,791)	(145,718,600)

Net income/(loss)	318,265,964	259,764,829	271,168,179

        As of December 31, 2003 interest expenses related to loans obtained to acquire PT Móveis, net of the tax effect, amounting to €65,463,204 and the equity in losses of PT Móveis, amounting to €23,909,620, were excluded from the net income.

        Capital expenditures for this reportable segment for the years ended December 31, 2003, 2002 and 2001 was approximately €168.5 million, €282.7 million and €283.1 million, respectively and total assets as of December 31, 2003 and 2002 was approximately €1,335.6 million and €1,488.4 million, respectively.

34.4.     Brazilian Mobile

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001 are presented below:

	2003	2002	2001
Services rendered—external customers (Note 21)	1,093,778,637	1,048,632,419	1,178,724,559
Services rendered—intersegment revenues	24,134	438,283	609,195
Sales of merchandise and products—external customers (Note 2)	267,735,126	168,989,855	222,449,971

Operating revenues	1,361,537,897	1,218,060,557	1,401,783,725

Wages and salaries	(75,242,602)	(60,175,996)	(59,964,934)
Post-Retirement benefits	(1,151,085)	(1,062,841)	(775,179)
Costs of telecommunications	(114,184,193)	(109,159,918)	(165,431,117)
Marketing and publicity	(50,479,600)	(28,810,396)	(45,972,065)
Costs of products sold	(293,220,874)	(197,576,814)	(267,892,375)
General and administrative expenses	(252,152,645)	(224,044,955)	(293,190,547)
Other net operating income	(66,403,927)	(84,544,710)	(109,953,522)

Operating costs and expenses	(852,834,926)	(705,375,630)	(943,179,739)

Operating income before depreciation and amortization (EBITD)	508,702,971	512,684,927	458,603,986
Depreciation and amortization	(254,003,543)	(236,719,658)	(281,833,892)

Operating income	254,699,428	275,965,269	176,770,094

Interest and related expenses	(219,227,392)	(212,600,748)	(316,037,268)
Goodwill amortization	(53,076,620)	(9,254,776)	(4,009,210)
Interest and related income	152,176,165	45,334,794	69,757,274
(Losses)/Gains on sales and disposals of fixed assets, net	(4,743,592)	3,660,724	—
Equity in losses of affiliated companies	—	(88,641,563)	(310,972,929)
Other non-operating (expenses)/income	(2,808,208)	125,011	(7,893,441)
Extraordinary items	—	—	(132,634,903)

Income before income tax	127,019,781	14,588,711	(525,020,383)
Provision for income taxes	(85,374,043)	(48,856,903)	5,993,881
Income applicable to minority interests	(51,527,882)	—	—

Net income/(loss)	(9,882,144)	(34,268,192)	(519,026,502)

        As of December 31, 2003 net income of this reportable segment corresponded to 50% of the net income of Brasilcel as of that date and for the years 2002 and 2001, net income corresponded to TCP results.

        Capital expenditures for 50% of VIVO for the year ended December 31, 2003 was approximately €164.6 million and 50% of the total assets of Brasilcel, as of that date, amounted to €3,742.4 million. In the years ended December 31, 2002 and 2001, TCP's capital expenditures were approximately €88.2 million and €457.9 million, respectively and TCP's total assets as of December 31, 2002 amounted to €3,092.4 million.

34.5.     PT Multimedia

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001, are presented below:

	2003	2002	2001
Services rendered—external customers (Note 21)	544,080,630	475,777,581	407,224,302
Services rendered—intersegment revenues	786,529	856,400	460,134
Sales of merchandise and products—external customers (Note 21)	139,397,732	146,124,312	163,930,800
Sales of merchandise and products—inter segment sales	57,584	—	228

Operating revenues	684,322,475	622,758,293	571,615,464

Wages and salaries	(83,786,203)	(86,009,282)	(88,028,704)
Post-Retirement benefits	(1,139,803)	(1,277,171)	(1,554,630)
Costs of telecommunications	(25,165,051)	(25,189,171)	(17,126,327)
Marketing and publicity	(30,217,909)	(27,764,974)	(32,447,451)
Own work capitalized	982,100	2,068,135	5,984,764
Costs of products sold	(59,060,297)	(66,624,370)	(82,849,384)
General and administrative expenses	(306,572,517)	(296,912,833)	(260,339,785)
Other net operating income	(44,682,459)	(41,874,813)	(39,818,037)

Operating costs and expenses	(549,642,139)	(543,584,479)	(516,179,554)

Operating income before depreciation and amortization (EBITDA)	134,680,336	79,173,814	55,435,910
Depreciation and amortization	(62,989,542)	(73,090,945)	(57,938,215)

Operating income	71,690,794	6,082,869	(2,502,305)

Interest and related expenses	(11,493,537)	(4,055,399)	(38,531,811)
Goodwill amortization	(13,622,067)	(38,766,281)	(32,370,247)
Interest and related income	6,529,136	3,176,197	5,088,738
Gains on sales and disposals of fixed assets, net	(3,883,337)	(934,853)	(648,859)
Equity in losses of affiliated companies	(6,287,657)	(12,166,472)	(10,925,538)
Other non-operating (expenses)/income	(6,869,410)	(9,965,493)	(9,984,990)
Work force reduction program costs	—	(5,721,601)	—
Extraordinary items	(61,667,538)	3,610,051	(835,049)

Income before income tax	(25,603,616)	(58,740,982)	(90,710,061)
Income taxes	55,758,667	4,284,446	(2,196,400)
Income applicable to minority interests	948,063	2,388,427	(405,478)

Net income/(loss)	31,103,114	(52,068,109)	(93,311,939)

        The net income of this segment for the year ended December 31, 2003 was affected by the recording of a provision for other risks and charges at TV Cabo. Additionally the net income of this segment was also affected by the recognition of deferred tax assets related with tax losses carried forward from previous years.

        Capital expenditures for this reportable segment for the years ended December 31, 2003, 2002 and 2001 were approximately €57.4 million, €78.9 million and €120.1 million, respectively and total assets as of December 31, 2003 and 2002 were €900.7 million and €867.7 million, respectively.

34.6.     Reconciliation of Operating Revenues and Net Income

  a)
  Operating revenues

	2003	2002	2001
Total relating to reportable segments	5,856,319,383	5,756,648,214	5,907,528,944
Total relating to other segments	404,819,337	346,042,109	305,614,039
Elimination of intragroup revenues	(485,027,145)	(520,657,203)	(486,568,686)

	5,776,111,575	5,582,033,120	5,726,574,297

  b)
  Net income

	2003	2002	2001
Total relating to reportable segments	368,682,276	495,246,339	(85,257,685)
Total relating to other segments	13,060,915	1,358,129	65,836,028
Other items:
Extraordinary items not related with segments	16,415,255	32,172,816	353,986,464
Financial expenses related with loans obtained at group level	(165,325,475)	(178,756,678)	(225,727,267)
Exchange gains on derivative instruments, net	(17,303,832)	147,846,301	(94,239,222)
Goodwill amortization at group level	(36,761,366)	(94,651,546)	(112,041,994)
Equity accounting in losses of affiliated companies, net	(11,791,756)	(57,690,370)	(56,344,838)
Provisions for financial instruments	82,498,690	(26,830,171)	(78,162,700)
Effect of change in tax rate	(56,118,907)	—	100,115,341
Adjustment of income tax	60,267,671	14,467,910	91,773,500
Minority interests not included on reportable segments	(13,388,170)	57,893,067	347,452,831

	240,235,301	391,055,798	307,390,459

  c)
  Total assets

	2003	2002
Total assets relating to reportable segments	9,947,546,169	9,614,052,597
Total assets relating to other segments	2,694,094,182	3,270,332,782
Goodwill	529,986,996	510,146,481
Investments in associated companies	386,187,913	331,594,720

	13,557,815,260	13,726,126,580

35.    Subsequent Events

        The following significant events occurred after December 31, 2003:

  •
  On October 31, 2003, as previously announced, TCP and TCO decided to carry out a merger of TCO shares into TCP shares in order to convert TCO into a wholly owned subsidiary of TCP, by merging their shareholdings into a single listed company, with higher liquidity, and unified management of the businesses. The exchange ratio was fixed at 1.27 TCP common shares per each TCO common share and 1.27 TCP preferred shares per each TCO preferred share. The Brazilian Securities and Exchange Commission ("CVM") issued an opinion, on December 26, 2003, that the merger of TCO shares into TCP did not fully comply with current laws in force in Brazil. Although the management of TCP and TCO disagree with the arguments and conclusion stated in the CVM decision, it is believed that the CVM decision makes uncertain, in practical terms, the implementation of the merger of shares, as originally proposed, due to the potential obstacles that may be created by third parties. Therefore, taking into account the best interest of shareholders, the management of TCO and TCP decided to cancel this transaction on January 12, 2004.

  •
  On February 11, 2004, PT announced that its Board of Directors will submit to shareholders approval, at the AGM called for April 2, 2004, a reduction of PT's share capital of up to €125,428,500. This share capital reduction, to be carried out under the share buyback program, would take place through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT's share capital, and requiring the approval of the corresponding amendment to the articles of association.

36.    Summary of Significant Differences between Accounting Principles followed by the Company and U.S. Generally Accepted Accounting Principles

        The Consolidated Financial Statements of Portugal Telecom have been prepared in accordance with Portuguese accounting principles ("Portuguese GAAP") that differ in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). These differences are discussed below.

a)    Employee benefits

        PT Comunicações, PT-SI and Lusomundo (through its subsidiaries Jornal de Notícias and Diário de Notícias) have defined benefit pension plans covering certain current and former employees. The liability for payment of these benefits has been transferred to three autonomous pension funds. For Portuguese GAAP purposes the Company accounts for these plans accordingly with IAS 19 since it considers that it is more adequate than Directive 19 to reflect the post retirement benefits (Note 3 f)). Under U.S. GAAP, the Company accounted for these benefits on a basis consistent with Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" ("SFAS 87") effective January 1, 1993. The differences between the calculation of pension cost and funded status under the accounting principles followed by the Company and U.S. GAAP are as follows:

            (i)  The transition dates and amounts of transition assets (or obligation) and unrecognized net gains (or losses), which leads that the unrecognized obligations are higher under U.S. GAAP;

           (ii)  Timing and calculation of effects of curtailment costs;

          (iii)  In the amortization of net gains and losses, the 10% corridor is not used for Portuguese GAAP;

          (iv)  The use of the market related value of assets for U.S. GAAP, but not for Portuguese GAAP, which leads to differences in the expected return on assets.

        The net effects of these differences leads to: (i) the recognition of a higher liability in Portugal Telecom's consolidated balance sheet as of December 31, 2003 under Portuguese GAAP, (ii) recognition of a higher periodic pension cost under Portuguese GAAP, and (iii) the recognition of a Minimum Liability Adjustment as a component of U.S. GAAP other comprehensive income, reflecting the unfunded portion of the accumulated benefit obligation.

        Additionally, PT Comunicações maintains health care plans that provide benefits to employees, retirees and eligible relatives. For Portuguese GAAP purposes the Company accounts for these plans accordingly with IAS 19 (Note 3 g)). For U.S. GAAP purposes, the Company has adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" ("SFAS 106") effective January 1, 1995.

b)    Revaluation of fixed assets

        In previous years, to reflect the impact of inflation, Portuguese legislation allowed companies to revalue their fixed assets in accordance with applicable official inflation rates. Depreciation of fixed assets is computed on the revalued amounts, with the original acquisition cost and 60% of the additional revaluation effect being deductible for corporate income tax purposes. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

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

d)    Capitalization of interest

        Under Portuguese GAAP, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under U.S. GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each applicable period. Upon completion of the asset, this amount is considered part of the deemed cost of fixed assets and is depreciated over the life of the related assets.

e)     Accounting for certain investments in debt and equity securities

        Under Portuguese GAAP, investments in debt and equity securities are carried at the lower of cost or market value, less a provision for estimated losses, where applicable. Under U.S. GAAP, effective with fiscal years beginning after December 15, 1993, companies are required to adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (debt securities that the Company has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). In accordance with SFAS 115, the Company has classified its investments in marketable debt and equity securities as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders' equity (other comprehensive income). Unrealized losses that are other than temporary are charged to income.

f)     Legal proceedings with employees

        The Portuguese government committed to assume the costs for resolving current and any future claims relating to legal proceedings with employees related to the period prior to the formation of Portugal Telecom, which would offset in income any related charge for Portuguese GAAP purposes. For U.S. GAAP purposes, amounts paid by the government would be recorded as a direct increase to shareholders' equity. In the year ended December 31, 2003 no amounts were paid by the government.

g)     Provision for re-equipment

        The Company records as provision to reduce the carrying amount of some basic equipment to adjust it to its useful live, since such equipments are being amortized not by their useful live but for the tax live. Under U.S. GAAP, such liability should be classified as depreciation of fixed assets.

h)    Distribution of profits to employees

        Under Portuguese GAAP, it is acceptable under defined circumstances, to charge equity for distribution of profits to employees. Under U.S. GAAP such payments are considered a component of payroll expenses, and classified in the income statement depending on the nature of the expense.

i)     Regulation

        The Company provides telephone service in Portugal and therefore is subject to the regulatory control of ANACOM. Rates for telephone services are tariff determined by such agency. Although changes in rates for services are authorized and computed based on a rate agreement, there is no fixed rate of return over communications assets. Accordingly, the requirements of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") related to a business whose rates are regulated on the basis of its actual costs is not applicable to these financial statements, and no regulatory asset has been recorded.

j)     Provisions for restructuring

        The Company has recorded in 1997 and 2002 a provision for Marconi and Lusomundo restructuring related to estimated costs of voluntary severance programs in accordance with Portuguese GAAP. In general, U.S. GAAP requires, such restructuring costs related to one-time benefit arrangement exists at the date the plan of termination meets all of the criteria stablished by SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". As such, the timing of the recognition of these costs differs between Portuguese GAAP and U.S. GAAP.

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

l)     Proportional consolidation

        As stated in Note 1, on December 27, 2002 Portugal Telecom and Telefónica Móviles completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel (the joint venture company). As a result of the impairment of the Company's investment in Telesp Celular (the mobile operator in Brazil previously owned by Portugal Telecom) during 2002 the carrying value of the companies contributed to Brasilcel was written down to their estimated fair values. As a result, no gains or losses were recognized under Portuguese GAAP as a result of the contribution.

        Under U.S. GAAP this transaction was recorded based on the carrying amount of the nonmonetary assets transferred.

        As result of the transaction described above, Portugal Telecom's consolidated balance sheet as of December 31, 2003 and 2002 includes the proportional consolidation of 50% of Brasilcel's assets and liabilities. The consolidated net income of the Company for the year ended December 31, 2003 also includes the proportional consolidation of 50% of Brasilcel's results. However, the consolidated net income for the years ended December 31, 2002 and 2001 includes the full consolidation of Telesp Celular's results as Telesp Celular was controlled by the Company during those periods until the date of contribution to the joint venture (December 27, 2002).

        Accordingly, for purposes of the net income reconciliation between Portuguese and U.S. GAAP, Portugal Telecom has included 50% of the differences between Portuguese and U.S. GAAP related to Brasilcel for the year ended December 31, 2003 and 100% of the differences related to Telesp Celular for the years ended December 31, 2002 and 2001. For purposes of the shareholders' equity reconciliation between Portuguese GAAP and U.S. GAAP, Portugal Telecom has included 50% impact of the adjustments related to its investment in companies contributed to Brasilcel for the years ended December 31, 2003 and 2002.

        For U.S. GAAP purposes, the investment in Brasilcel is accounted for using the equity method of accounting as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Therefore, for purposes of the net income for the period ended December 31, 2003 and shareholders' equity for the years ended December 31, 2003 and 2002 reconciliation items between Portuguese GAAP and U.S. GAAP, the 50% of these differences related to Brasilcel are included in one line named "U.S. GAAP adjustments of equity investees". For purposes of net income reconciliation between Portuguese GAAP and U.S. GAAP for the years ended December 31, 2002 and 2001, the differences are related to Telesp Celular and are included line by line in the presented reconciliation.

m)   Subsidiaries excluded from consolidation

        Under Portuguese GAAP, subsidiaries which are deemed to be immaterial can be excluded from consolidation. Accordingly, the Company has excluded certain subsidiaries from consolidation as indicated in Exhibit I.2. to the consolidated financial statements. Under U.S. GAAP all investments for which the Company owns greater than 50% of the voting common stock (or otherwise demonstrates control) should be consolidated. The impact of this difference as of December 31, 2003, 2002 and 2001 is immaterial.

n)    PT Multimédia business combination

        In February 2000 PT Multimédia acquired the total share capital of Zip.net. The acquisition agreement contained an embedded option on shares of PT Multimédia with the vendors of Zip.net to put shares to PT Multimédia or Portugal Telecom. Furthermore, the Company determined that option qualify as a derivative instrument. Under U.S. GAAP, this embedded derivative represents a net written option. Under U.S. GAAP net written options must be recorded at fair value, with changes in fair value recorded through earnings. As of the date of the business combination, the fair value of the net written option was a liability of €32,218,907, and such value was recorded as a component of U.S. GAAP purchase price related to the acquisition of Zip.net. Subsequent to the date of acquisition, this net written option was recorded, for purposes of U.S. GAAP, at fair value, with changes in fair value being reported through earnings. On June 30, 2001, such net written option was exercised and the Company acquired from the vendors of Zip.net the PT Multimédia shares.

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

        On the exercise date in 2001, the Company acquired the PT Multimédia shares, for a cash price of €161,683,951. Under Portuguese GAAP, the Company allocated entirely to goodwill the excess of purchase price over the carrying value of the shares acquired. Under U.S. GAAP the goodwill was recorded based on the fair value of the shares acquired at that date. The difference on the amount of goodwill recorded under U.S. GAAP generated a reduction on the goodwill amortization charge through December 31, 2001. The difference as of December 31, 2001 of the amount of goodwill, net of accumulated depreciation amounted to €144,554,615. Following the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes (Note 36 q)).

o)    Revenue recognition

        In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 outlines the SEC's views on revenue recognition under U.S. GAAP. SAB 101 provides both general and specific guidance as to the periods in which companies should recognize revenues. In addition, SAB 101 also highlights factors to be considered when determining whether to recognize revenues on a gross or net basis. SAB 101, as amended by SAB 101/A, SAB 101/B and updated by SAB No. 104 in December 2003, was effective for the Company beginning the quarter ending December 31, 2000.

        SAB 101 requires the Company to record revenues from certain transactions in a different manner than under Portuguese GAAP, such as:

          (i)  Connection Fees: Under Portuguese GAAP, the Company recognized non-refundable fees charged to customers for initial connection of services at the time that the initial connection was established since it consider that all services and goods relating to such installation have been provided. Under SAB 101, the Company is required to defer connection fee revenues net of related direct inherent costs and recognize such amounts as income rateably over the estimated average life of its customers.

        The Company has estimated the following average lives of customers of its various businesses for which initial fees have been historically charged:

  •
  Cable / internet access: 5 years

  •
  Fixed line telephony: 15 years

        The estimated average subscriber lives listed above are based on management's best estimates. Such estimates are subject to revision in the near term, based on changes in customer demographics, the introduction of increased competition, as well as other factors.

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

         (ii)  Prepaid phone cards:

        Up to December 31, 2001 the Company for Portuguese GAAP recorded revenues from the sale of prepaid phone cards, at the time that the customer remits the cash payment for the card. Under SAB 101, the Company is required to recognize revenues from the sale of prepaid phone cards as the minutes on such cards are used. As of December 31, 2002 for Portuguese GAAP, the Company changed its method of recording revenue for prepaid phone cards and recorded an extraordinary provision corresponding to the estimated minutes to be used in future periods to determine the amount of income to be deferred. In the year ended December 31, 2003 the Company has already recognized revenues from prepaid phone cards only as minutes on such cards are used. Accordingly, a reconciliation item was included only for the period ended December 31, 2001.

        (iii)  Installation costs:

        Installation costs related to the initial connection of a fixed line are recognized as income rateably over the estimated average lives of its customers. There are no differences in accounting for these costs under Portuguese and U.S. GAAP.

        (iv)  Sales of handsets:

        Under U.S. GAAP revenues on sales of handsets to clients with enforceable contracts, along with the related cost of the handsets, are amortized over two years for Portuguese operator (TMN) and three years for the subsidiaries of Brazilian operator Vivo. Any excess of the cost over the amount deferred revenue related with handsets sales is recognized on the date of the sale. The Company's handsets are sold below cost; therefore, this difference in accounting policy had no impact on net income (loss) or in shareholders' equity. For U.S. GAAP purposes, amounts related to deferred revenue and deferred costs were recorded in the consolidated balance sheet as of December 31, 2003 and 2002 to defer revenues on sales of handsets along with the related costs into future periods, as required by SAB 101.

         (v)  Value-added and other sales taxes:

        In Brasilcel's subsidiaries these taxes are recorded in revenue, net of related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders' equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by €274,248,096 and €311,944,048, respectively, for the years ended December 31, 2002 and 2001. For the year ended December 31, 2003 this difference had no effect for U.S. GAAP purposes, since Brasilcel's results were consolidated under the equity method (Note 36 l)).

        (vi)  Roaming charges

        Brasilcel's subsidiaries have roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company's customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Portuguese GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders' equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by €113,595,703 and €55,030,926, respectively, for the years ended December 31, 2002 and 2001. For the year ended December 31, 2003 this difference had no effect for U.S. GAAP purposes, since Brasilcel's results were consolidated under the equity method (Note 36 l)).

p)    Derivative instruments under SFAS 133

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. SFAS 133 was effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item for the risk being hedge are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognized immediately in earnings.

        Even though the company uses derivatives as part of its risk management strategy, those instruments have not been formally designated as an accouting hedging relationships nor assessed hedge effectiveness as required by SFAS 133. As a result, for U.S. GAAP purposes, all derivative instruments are recorded at fair value with related changes in fair value recorded in earnings immediately.

        Portugal Telecom adopted SFAS 133 as of January 1, 2001. Due to the adoption of SFAS 133, Portugal Telecom recognized in 2001 an after-tax loss of €141,565,698 in earnings (€57,473,264 corresponding to the cumulative effect of a change in accounting principle).

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

        Upon adoption the Company performed an initial impairment assessment of the carrying values of historical goodwill as required by the transitional provisions of SFAS 142. This transitional impairment test consists of two steps. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been currently acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The company's reporting units are generally consistent with the operating segments identified in Note 34. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For intangible assets subject to amortization, impairment is analyzed considering the estimated future cash flows on an undiscounted basis.

        Because of this initial assessment, the Company recorded an impairment of approximately €1,038.9 million related to its investment in Telesp Celular. This impairment amount has been classified as a cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2002.

        During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill for its media businesses and recorded an additional impairment of €226.2 million (net of minority interest). This impairment was reflective of the overall decline in estimated market values of the media business in the PT Multimedia segment based on trends in publicity investment. This charge was recorded net of minority interest of €174.4 million, and includes charges to reduce the carrying value of goodwill of those businesses by €400.6 million. The impairment amount of €400.6 million includes an amount of €337.0 million recorded under Portuguese GAAP and €63.6 million included in the shareholders' equity reconciliation between Portuguese GAAP and U.S. GAAP as of December 31, 2002.

        For the year ended December 31, 2003 according with Company analysis there are no additional impairment situations in goodwill and intangible assets.

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

        Prior to the Company's adoption of SFAS No. 142, goodwill and other intangible assets were amortized over their estimated useful lives, and were tested periodically using an undiscounted cash flows methodology to determine if they were recoverable from expected operating earnings and net cash flows over their useful lives, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and Accounting Principles Board Opinion No. 17 (APB No. 17).

        The impairment charges are non-cash in nature and do not affect the Company's liquidity or result in the non-compliance with respect to any debt covenants.

        Substantially all of the intangible assets recorded on Portugal Telecom's consolidated balance sheet under U.S. GAAP are intangible assets with finite useful lives and consist of telecommunications licenses (UMTS license) and operating concessions (Basic network concession), which are or will be amortized over the period of the license (Note 3 e)).

        The carrying values of goodwill, net of accumulated depreciation, under U.S. GAAP by business segment and other companies as of December 31, 2003 and 2002 are as follows:

	Year ended December 31,
	2003	2002
Wireline businesses	308,086,659	273,901,756
Multimedia businesses	255,785,128	220,409,941
Other:
Páginas Amarelas	88,635,279	88,635,279
Unitel	34,957,031	34,957,361
Primesys	26,873,163	26,327,691
PT Sistemas de Informação	12,154,908	6,437,164
Cabo Verde Telecom	8,616,296	6,997,220
Other	6,111,679	15,566,427

	741,220,143	673,232,839

        The Company recorded amortization expense related to intangible assets of €30.7 million for the year ended December 31, 2003. For the years ended December 31, 2002 and 2001, the Company recorded amortization expense related to intangible assets amounting to €58.2 million and €71.1 million, respectively, considering Telesp Celular's results fully consolidated. The estimated intangible assets amortization expense for each of the following five years is as follows:

2004	€39.1 million
2005	€41.9 million
2006	€41.9 million
2007	€41.9 million
2008	€41.9 million

        For U.S. GAAP purposes, the Company's 2001 reconciled net income does not reflect the provisions of SFAS 142. Had the Company adopted SFAS 142 on January 1, 2001, the net income (loss) and basic and diluted net income (loss) per common share would have been the adjusted amounts indicated below:

Reported net income (loss) as adjusted for U.S. GAAP	150,618,700
Add back goodwill depreciation	150,073,036
Minority interest impact	(23,781,800)

Reported net income (loss) as adjusted for U.S. GAAP, after add back goodwill depreciation	276,909,936

Basic earnings (loss) per share:
Reported net income (loss)	0.12
Goodwill amortization	0.11

Adjusted net income (loss)	0.23

Diluted earnings (loss) per share:
Reported net income (loss)	0.12
Goodwill amortization	0.10

Adjusted net income (loss)	0.22

        For Portuguese GAAP the Company recorded in its primary financial statements as of December 31, 2001, a provision for impairment, related with its investment in Telesp Celular. This provision was computed, under Portuguese GAAP, based on the difference between the carrying values of the Company's investments (including goodwill) and a fair value computed using a discounted cash flow methodology. For U.S. GAAP purposes, up to December 31, 2001 the Company had been applying the requirements of SFAS 121 for the analysis of impairment issues regarding goodwill generated on the acquisitions of its principal investments. Up to that date, no goodwill or intangible asset impairment was indicated, including the intangible assets related to the Company's investment in Telesp Celular. Accordingly, the provision for impairment recorded by the Company under Portuguese GAAP as of December 31, 2001 was reversed for U.S. GAAP purposes as of that date. As of December 31, 2003, under Portuguese GAAP, a remaining unapplied balance of the provision for impairment amounts to €38,197,485 (Note 18 c)), and is intended to cover inherent risks related with potential future impairments in financial investments. For U.S. GAAP purposes, all effects of this provision were reversed.

r)     Progressive licenses amortization

        For Portuguese GAAP purposes, the value allocated to the licenses of band A owned by Vivo subsidiaries and the licenses of band B acquired by Global Telecom and TCO to operate in the Brazilian telecommunications market are being amortized on a progressive scale based on the expected revenues for each company. For U.S. GAAP purposes, the Company uses a straight-line method of amortization over the period of the license.

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

t)     Goodwill translation relating to the acquisition of foreign subsidiaries

        Under Portuguese GAAP, goodwill relating to the acquisition of foreign subsidiaries and equity investments is translated in the Company's financial statements using a historical exchange rate. Under U.S. GAAP, such goodwill is translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income.

        Under Portuguese GAAP, as from December 27, 2002, goodwill related with Brasilcel subsidiaries is translated using the current exchange rate appropriate for the underlying investment. This difference up to December 27, 2002 is one of the historical U.S. GAAP adjustments that originated the difference related with Brasilcel investment (Note 36 u)).

u)    Difference with Brasilcel investment (negative goodwill)

        Following the completion of the joint venture by Portugal Telecom and Telefónica Móviles for the Brazilian mobile telecommunications market (Note 1 b)), the carrying value under Portuguese GAAP of the investments contributed to Brasilcel was written down to their estimated fair values in the end of 2002.

        Under U.S. GAAP, the carrying value of the investments contributed to Brasilcel was lower than the carrying value under Portuguese GAAP, as a result of the historical U.S. GAAP adjustments.

        Under U.S. GAAP, the difference between the carrying value of the investments contributed to Brasilcel as of December 27, 2002 and 50% of the Brasilcel's net assets, amounting to €455,883,040, was recorded as a reduction of the equity investment in Brasilcel.

v)     Accounting for tax losses carryforwards

        In conjunction with the recognition of the 2001 impairment charge recorded under Portuguese GAAP, the Company considered the estimated tax benefits related to the impairment, considering the effects of future legal restructuring of the impaired entities. As a result, the Company considered the estimated tax benefit of €1 billion in determining the amount of the impairment provision. For U.S.

GAAP purposes, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") does not allow recognition of future tax losses to be generated in future years. The tax losses related to the impaired entities were generated during 2002. As a result, this difference impacts the timing of the related deferred tax assets between Portuguese and U.S. GAAP.

w)    Offering expenses

        Under Portuguese GAAP, expenses incurred in connection with capital increase completed in Telesp Celular in 2002 were recorded as net financial expenses. Under U.S. GAAP, costs related to an offering of equity securities should be reported as a reduction of the proceeds of the offering. The U.S. GAAP adjustment represents the reversal of the net financial expenses.

x)     Purchase accounting

(Amounts stated in thousands of Brazilian Reais—R$)

          (i)  Global Telecom's acquisition

        During 2002, Telesp Celular Participações ("TCP") and Telesp Celular ("TC") made an intercompany loan to Global Telecom ("GT"). On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies (representing an economic interest of 17%) in accordance with a purchase commitment, for cash of R$290,282 and began to consolidate the Holdings. The total purchase price, considered for U.S. GAAP purposes amounted to R$827,772, representing the cash paid plus the minority interest in the intercompany loans held by Holdings immediately prior to the date of acquisition. Considering TCP's direct and indirect interests, TCP now owns 100% of the capital of GT. On December 30, 2002, R$2,310,878 of the intercompany loan was capitalized, in exchange for additional shares of GT capital stock.

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

(b)
Difference being amortized on a straight-line basis over two years, representing the average customer life.

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

        TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under Portuguese GAAP, TCP recorded a reserve for loss on its investments of R$170,846. After the recognition of impairment, the remaining goodwill balance amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both Portuguese and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation made by "BES Investimento do Brasil S.A.".

        The following table presents the Company's unaudited consolidated pro forma results under Brazilian GAAP of operations of the Holdings for the years ended December 31, 2002 and 2001, as if the above acquisitions had been completed on January 1, 2002 and 2001, respectively. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results (amounts stated in R$):

	Year ended December 31,
	2002	2001
Net operating revenues	3,897,106	3,372,164
Operating loss	(921,885)	(1,142,762)
Net loss	(1,248,999)	(1,224,618)
Basic and dilute earnings per thousands shares—common and preferred	(1.82)	(2.67)

        Following are the components of the U.S. GAAP adjustment related to GT's acquisition as of December 31, 2003 and 2002, recorded as a reduction to the equity investment, since Brasilcel is accounted for under the equity method:

	2003	2002
Purchase accounting on acquisition of Holdings:
Reversal of goodwill recorded under Portuguese GAAP	(722,693)	(722,693)
Intangible related to concession recorded in U.S. GAAP	1,176,727	1,176,727
Amortization of intangible related to concession	(256,007)	(163,873)
Provision for losses	(89,533)	(89,533)
Property, plant and equipment fair value adjustment	(121,661)	(121,661)
Amortization of fair value of property, plant and equipment adjustment	39,594	26,357
Customer list intangible asset recorded in U.S. GAAP	140,035	140,035
Amortization of customer list	(126,608)	(108,464)
Debt fair value adjustment	25,800	25,800
Amortization of debt fair value adjustment	(22,475)	(21,562)

Total of the U.S. GAAP adjustments related with holdings acquisition	43,179	141,133

         (ii)  Acquisition of TCO

        For U.S. GAAP purposes, the purchase price of the acquisitions of TCO described in Note 1 b), was allocated as follows, recorded as a reduction to the equity investment, since Brasilcel is accounted for under the equity method:

	Amount
Amounts representing 90.7% of the historical net assets of TCO under U.S. GAAP	429,842
Fair Value Adjustments:
Property and equipment	42,212	(a)
Intangible assets—customer list	163,885	(b)
Debt	5,125	(c)
Intangible related to concession	605,230	(d)
Goodwill	831,052	(e)

Purchase Price	2,077,345

(a)
Difference being amortized over approximately 10 years, representing the weighted average remaining useful lives of the relating assets.

(b)
Difference being amortized over two years, representing the average customer life.

(c)
The adjustment to long-term debt is being amortized by the effective interest method over the remaining maturities of the underlying TCO debt obligations.

(d)
The intangible asset related to the concession is being amortized on a straight-line basis over a period ranging from 5 to 11 years, representing the remaining term of the licenses of Areas 7 and 8, respectively.

(e)
The goodwill recorded for U.S. GAAP purposes represents the amount paid in excess of the fair value of TCO.

        Following are the components of the U.S. GAAP adjustment in shareholders' equity related to such acquisitions as of December 31, 2003:

Purchase accounting on acquisition of Holdings
Reversal of goodwill recorded under Portuguese GAAP	(1,561,121)
Intangible related to concession recorded in U.S. GAAP	605,230
Amortization of intangible related to concession	(55,192)
Property, plant and equipment fair value adjustment	42,211
Amortization of fair value of property, plant and equipment adjustment	(2,170)
Customer list intangible asset recorded in U.S.GAAP	163,885
Amortization of customer list	(41,007)
Debt fair value adjustment	5,125
Amortization of debt fair value adjustment	(1,939)
Goodwill recorded in U.S. GAAP	831,052

Total of the U.S. GAAP adjustments related to TCO acquisition	(13,926)

        (iii)  Purchase accounting in Tele Sudeste Celular Participações ("TSD") and Tele Leste Celular Participações ("TEL")

        On November 30, 2000, in connection with the corporate restructuring, TSD and TEL acquired the minority interests in its subsidiaries in a transaction involving the exchange of shares. This transaction was recorded at the book value of the minority interests acquired. Under U.S. GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, "Business Combinations," and the related interpretations. Under U.S. GAAP, the purchase price was determined based on the market price of the Holding Company's shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly. The excess purchase price over the book value of the minority interests acquired was recorded based on management's estimate of the fair values of the underlying assets and liabilities.

        Following are the components of the U.S. GAAP adjustment as of December 31, 2003, recorded as a reduction to the equity investment, since Brasilcel is accounted for under the equity method:

	Tele Sudeste	Tele Leste
Fixed assets	31,522	7,215
Depreciation on fixed assets adjustments	(22,428)	(4,872)
Subscriber base intangible asset	135,518	2,382
Concession	216,648	33,657
Amortization on intangible assets	(228,684)	(15,540)

	132,576	22,842

y)     Cross border lease operations

        In 2003, the Company entered into a cross border lease operation related with terminal equipment of Wireline, Mobile and Cable businesses (Note 12). Pursuant this operation, the Company recorded a gain amounting to €5,704,000, corresponding to the upfront fee received. Under Portuguese GAAP this fee was considered as a non-refundable fee and it was recorded in earnings. Under U.S. GAAP this fee is recorded as a liability and being recognized for the period of the contract (6 years).

z)     Sale of real estate

        Under Portuguese GAAP, sale under operating lease of real estate property (office buildings) has been reflected as a disposal with a related net gain amounting to €38.9 million recorded for the year ended December 31, 2003 and a portion of €27 million deferred over the period of the lease (Note 26).

        Under U.S. GAAP, such transaction involving real estate, including real estate with equipment, must qualify as a sale under the provisions of FASB Statement No. 66 "Accounting for Sales of Real Estate" before it is appropriate for the seller-lessee to account for the transaction as a sale-leaseback under SFAS No. 98 "Accounting for Leases—Sale-Leaseback Transaction Involving Real State, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases".

        Considering the appropriate guidance under U.S. GAAP the Company has considered that it has some continuing involvement with the property being sold. Therefore, under U.S. GAAP the Company has considered that this sale has not been considered consummated and, therefore, the respective consideration received is considered as a financing transaction.

a1)  Asset retirement obligation

        Under Portuguese GAAP there are no specific requirements to record such obligation, but provisions must be recorded when considered probable and reasonably estimated, based upon the principle of prudence.

        Effective January 1, 2003, the Group adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations". An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires the Company to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

        The Company evaluated it's leased and owned assets used in its operations in Portugal and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before the Company had obtained ownership or use of the related asset.

        Adoption of this standard resulted in an increase in non-current assets, current liabilities and non-current liabilities of €8,792,559, €2,817,506 and €19,671,207 gross of tax effect, respectively, and in an after-tax loss of €9,929,712, of €7,388,840 corresponds to the cumulative effect of a change in accounting principle.

b1)  Accounting for investee losses when the investor has loans to the investee

        As of December 31, 2003, the Company granted loans to affiliated companies accounted for by the equity method with negative equity position. For U.S. GAAP the Company has applied the guidance under EITF 98-13 and EITF 99-10 and considered that such a part of a loss arising from those affiliated companies had to be assigned to the respective loans granted and recorded a loss of €54,242,901.

c1)   Restatement of financial statements as of December 31, 2001

        Prior to 2001, for Portuguese GAAP and U.S. GAAP, the goodwill relating to the acquisition of foreign subsidiaries and equity investments were translated in the Company's financial statements using a historical exchange rate. Also the minimum liability adjustment related with the unfunded portion of the accumulated benefit obligation was not recorded as a component of other comprehensive income. Under U.S. GAAP, such goodwill is translated each period using the current exchange rate appropriate for the underlying investment, and the difference is recorded as translation adjustments within other comprehensive income as well as the minimum liability adjustment. In 2002, amounts reported in 2001 have been restated for U.S. GAAP purposes. The impact of this restatement was to decrease the shareholders' equity as of December 31, 2001 by €402,102,081, as compared to amounts previously reported under U.S. GAAP (Notes 36 a) and t)).

37.    Reconciliation between Net Income and Shareholders' Equity Determined Under Portuguese GAAP and U.S. GAAP

        The following is a summary of the significant adjustments to net income for the years ended December 31, 2003, 2002, and 2001 which would be required if U.S.GAAP had been applied instead of Portuguese GAAP in the consolidated financial statements.

		Year ended December 31,
					As restated— Note 36 c1)
	Notes	2003	2003	2002	2001
		US$	€	€	€
Net income according to the consolidated financial statements prepared under Portuguese GAAP		302,624,409	240,235,301	391,055,798	(192,609,541)

Adjustments to conform with U.S. GAAP:
Increase (decrease) due to:
Pension benefits	36 a)	26,078,750	20,702,350	23,577,801	(13,580,000)
Health care benefits	36 a)	(6,235,730)	(4,950,171)	(3,405,000)	(7,416,683)
Depreciation of revaluation adjustment	36 b)	25,970,638	20,616,526	13,020,893	75,876,081
Additional gains on sale of revalued fixed assets	36 b)	11,894,216	9,442,102	3,987,665	4,669,812
Intangible assets	36 c)	10,215,429	8,109,414	25,184,929	(8,010,987)
Deferred costs	36 c)	(2,269,749)	(1,801,817)	6,655,780	(10,731,509)
Capitalized interest(1)	36 d)	(3,991,354)	(3,168,496)	2,357,454	2,169,405
Employees—legal proceedings	36 f)	—	—	(111,577)	(111,577)
Distribution of profits to employees	36 h)	(4,046,554)	(3,212,316)	—	—
Provision for restructuring	36 j)	(6,117,325)	(4,856,176)	9,716,374	(2,497,461)
PTM business combination	36 n)	—	—	—	(6,530,286)
Revenue recognition	36 o)	15,308,178	12,152,241	65,413,638	35,809,355
Derivative instruments under SFAS 133	36 p)	11,195,274	8,887,254	78,035,474	(118,195,559)
Goodwill amortization	36 q)	72,478,288	57,536,150	97,133,799	—
Goodwill impairment	36 q)	(76,360,726)	(60,618,184)	(845,159,454)	1,500,000,000
Progressive licenses amortization(2)	36 r)	—	—	(15,376,288)	(60,330,244)
Marconi goodwill	36 s)	—	—	—	(103,975)
Goodwill translation	36 t)	—	—	—	13,822,383
Accounting for tax losses carryforwards	36 v)	—	—	1,349,519,000	(1,000,000,000)
Offering expenses(2)	36 w)	—	—	12,925,708	—
Purchase accounting(2)	36 x)	—	—	66,371,964	—
Other adjustments related with Telesp Celular(2)		—	—	4,831,514	(1,982,134)
Cross border lease operations	36 y)	(6,985,737)	(5,545,556)	—	—
Sale of real estate	36 z)	(46,604,452)	(36,996,469)	—	—
Asset retirement obligation	36 a1)	(3,360,924)	(2,668,035)	—	—
Accounting for investee losses when the investor has loans to the investee	36 b1)	(68,329,782)	(54,242,901)	—	—
U.S. GAAP adjustments of equity investees(2)	36 l)	14,868,531	11,803,232	—	—
Deferred tax effect on the above adjustments		(69,641,765)	(55,284,405)	(61,962,866)	(9,348,744)
Effect of U.S. GAAP adjustments on minority interests(3)		(13,349,400)	(10,597,285)	91,533,653	7,193,628

Net adjustments		(119,284,195)	(94,692,542)	924,250,461	400,701,505

Net income before change in accounting principles in accordance with U.S. GAAP		183,340,214	145,542,759	1,315,306,259	208,091,964
Cumulative effect of a change in accounting principles SFAS 133	36 p)	—	—	—	(57,473,264)
Cumulative effect of a change in accounting principles SFAS 142	36 q)	—	—	(1,038,939,986)	—
Cumulative effect of a change in accounting principles SFAS 143	36 a1)	(9,307,722)	(7,388,840)	—	—

Net income after change in accounting principles in accordance with U.S. GAAP		174,032,492	138,153,919	276,366,273	150,618,700

Basic earnings per share before change in accounting principles—US$/Euro		0.15	0.12	1.05	0.17

Basic earnings/(losses) per share after change in accounting principles—US$/Euro		0.14	0.11	0.22	0.12

Weighted average number of shares outstanding(4)		1,249,778,188	1,249,778,188	1,253,880,328	1,228,392,386

Earnings per share before change in accounting principles assuming dilution US$/Euro		0.15	0.12	0.99	0.17

Earnings/(losses) per share after change in accounting principles assuming dilution US$/Euro		0.14	0.11	0.21	0.12

Weighted average number of shares outstanding(5)		1,249,778,188	1,249,778,188	1,343,089,705	1,228,392,386

(1)
Includes the effect of capitalized interest and the related depreciation amounting to €7,937,678, €7,950,239 and €19,897,462 for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)
As referred in Note 36 l), U.S. GAAP adjustments to net income related with the investment in Brasilcel for the year ended December 31, 2003 are stated only in one line named "U.S. GAAP adjustments of equity investees", whilst in 2002 and 2001 those adjustments referred only to Telesp Celular and were included in the appropriate line items by adjustment concept. The detail of the U.S. GAAP adjustments of equity investees as of December 31, 2002 and 2003, is as follows:

	Notes	Year ended December 31, 2002	TCO acquisition	Profit and loss effect	Currency translation adjustments	Year ended December 31, 2003
Deferred costs	36 c)	—	—	(5,189,330)	—	(5,189,330)
Capitalised interest	36 d)	38,771,088	979,542	(5,760,040)	667,755	34,658,345
Revenue recognition	36 o)	(1,359,518)	—	(69,435)	(14,328)	(1,443,281)
Application of SFAS 133	36 p)	(41,568,061)	186,757	59,672,128	(5,257,103)	13,033,721
Reversal of goodwill amortization	36 q)	—	—	17,281,094	(25,061)	17,256,033
Progressive licenses amortization	36 r)	(27,896,907)	(245,412)	(15,668,063)	434,601	(43,375,781)
Purchase accounting	36 x)	39,449,100	—	(20,580,058)	1,523,742	20,392,784
Deferred taxes on above adjustments		(4,995,043)	(358,977)	(17,883,064)	855,903	(22,381,181)
Difference with Brasilcel investment—negative goodwill	36 u)	(455,883,040)	—	—	—	(455,883,040)

		(453,482,381)	561,910	11,803,232	(1,814,491)	(442,931,730)

(3)
Represents the net effect of the U.S. GAAP adjustments on minority interest in the income of the Company's subsidiaries.

(4)
The weighted average number of shares is considering the number of shares issued, excluding treasury shares.

(5)
For the year ended December 31, 2002, the weighted average number of shares is computed considering the number of shares issued, excluding treasury shares, and the number of shares from the exchangeable bonds, assuming conversion in shares. For the years ended December 31, 2003 and 2001, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share after change in accounting principles, since they would be antidilutive.

        The following is a summary of the significant adjustments to shareholders' equity as of December 31, 2003, 2002 and 2001 which would be required if U.S. GAAP had been applied instead of Portuguese GAAP in the financial statements.

		Year ended December 31,
					As restated— Note 36 c1)
	Notes	2003	2003	2002	2001
		US$	€	€	€
Shareholders' equity according to the consolidated financial statements prepared under Portuguese GAAP		3,704,559,677	2,940,826,925	3,111,324,230	4,166,783,107

Adjustments to conform with U.S. GAAP:
Increase (decrease) due to:
Pension benefits	36 a)	(494,821,056)	(392,808,650)	(309,163,000)	(87,001,801)
Health care benefits	36 a)	104,699,750	83,114,829	88,065,000	91,470,000
Revaluation of fixed assets	36 b)	(248,107,081)	(196,957,276)	(227,015,904)	(207,522,084)
Intangible assets	36 c)	(50,174,532)	(39,830,541)	(47,939,955)	(75,026,769)
Deferred costs	36 c)	(6,516,378)	(5,172,960)	(3,371,143)	(20,672,427)
Capitalized interest(1)	36 d)	73,327,802	58,210,528	61,379,024	70,591,065
Unrealized gains on available for sale securities	36 e)	1,211,533	961,763	(2,800,000)	24,244,464
Provision for restructuring	36 j)	9,901,491	7,860,198	12,716,374	3,000,000
PTM business combination	36 n)	(182,095,449)	(144,554,615)	(144,554,615)	(144,554,615)
Revenues recognition	36 o)	(195,823,305)	(155,452,334)	(167,604,575)	(278,637,155)
Derivative instruments under SFAS 133	36 p)	14,534,135	11,537,775	2,650,521	(211,292,204)
Goodwill amortization	36 q)	191,113,879	151,713,804	97,133,799	—
Reversal of provision for impairment	36 q)	48,117,372	38,197,485	98,815,669	500,000,000
Goodwill impairment	36 q)	(111,239,587)	(88,306,412)	(88,306,412)	—
Progressive licenses amortization	36 r)	—	—	—	(154,639,043)
Marconi goodwill	36 s)	1,702,702	1,351,673	1,351,673	1,351,674
Goodwill translation	36 t)	—	—	—	(266,226,081)
Purchase accounting	36 x)	—	—	—	6,487,982
Other adjustments related with Telesp Celular		—	—	—	(8,523,749)
Cross border lease operations	36 y)	(6,985,737)	(5,545,556)	—	—
Sale of real estate	36 z)	(46,604,452)	(36,996,469)	—	—
Asset retirement obligation	36 a1)	(17,253,045)	(13,696,154)	—	—
Accounting for investee losses when the investor has loans to the investee	36 b1)	(68,329,782)	(54,242,901)	—	—
U.S. GAAP adjustments of equity investees(2)	36 l)	(557,961,100)	(442,931,730)	(453,482,381)	—
Deferred tax effect on the above adjustments		327,709,424	260,148,785	282,658,909	215,493,553
Effect of U.S. GAAP adjustments on minority interests(3)		27,139,617	21,544,508	31,886,897	111,216,434

Net adjustments		(1,186,453,799)	(941,854,250)	(767,580,119)	(430,240,756)

Shareholders' equity in accordance with U.S. GAAP		2,518,105,879	1,998,972,675	2,343,744,111	3,736,542,351

(1)
Net of accumulated depreciation of €167,646,368, €175,961,244 and €164,585,568, for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)
As referred in Note 36 l), the adjustments related with the investment in Brasilcel as of December 31, 2003 are stated in one line named "U.S. GAAP adjustments of equity investees". As of December 31, 2002 certain amounts have been reclassified for comparative purposes from the appropriate line items by adjustment concept to the line named "U.S. GAAP adjustments of equity investees". The detail of the U.S. GAAP adjustments of equity investees as of December 31, 2003 and 2002 is as described above.

(3)
Represents the net effect of the U.S. GAAP adjustments on minority interests in net equity of the Company's subsidiaries.

        The following presents summarized balance sheets as of December 31, 2003 and 2002 and income statements for the years ended December 31, 2003, 2002 and 2001 prepared in accordance with U.S. GAAP. These captions reflect:

  •
  The U.S. GAAP adjustments described above and in Note 36.

  •
  Reclassifications related to the use of the proportional method of consolidation for the company's investment in Brasilcel in order to present this investment on the equity method of accountings as discussed in Note 36 l) (see below for further detail).

  •
  Reclassifications of certain items such as amortization of goodwill (prior to the adoption of SFAS 142 on January 1, 2002), amortization of finite-lived intangibles, net gains and losses on disposals of fixed assets, and workforce reduction costs, which are excluded from operating income under Portuguese GAAP, and are considered in the determination of operating income under U.S. GAAP.

  •
  Reclassifications of gains and losses on disposals of investments, which have been classified as extraordinary expenses in accordance with Portuguese GAAP. Under U.S. GAAP, these gains and losses on investments would not be considered extraordinary items, but would be included as other income and expenses.

	Year ended December 31,
	2003	2002
	€	€
Balance sheets:
Current assets	4,604,694,594	4,949,552,122
Investments	1,834,477,564	1,817,435,768
Fixed assets, net	3,239,663,736	3,555,062,497
Intangible assets, net	1,360,586,492	1,178,285,079
Other non-current assets	724,836,343	1,053,838,760

Total assets	11,764,258,729	12,554,174,226

Current liabilities	2,807,297,794	2,698,473,345
Accrued post-retirement liabilities	1,685,042,933	1,442,473,155
Other long-term liabilities	5,069,723,100	6,026,955,414

Total liabilities	9,562,063,827	10,167,901,914

Minority Interests	203,222,227	42,528,201

Shareholder's equity	1,998,972,675	2,343,744,111

Total liabilities and shareholder's equity	11,764,258,729	12,554,174,226

        The balance sheets above are prepared considering the investment in Brasilcel consolidated under the equity method for U.S. GAAP. The reconciliation between the Company's balance sheet under

Portuguese and U.S. GAAP as of December 31, 2003 considering the investment in Brasilcel accounted for by the equity method, is as follows:

	Portuguese GAAP with proportional consolidation	Proportional consolidation	Portuguese GAAP with consolidation under equity method	Adjustments for U.S. GAAP	U.S. GAAP with consolidation under equity method
Balance sheets:
Current assets	5,039,658,452	(538,018,824)	4,501,639,628	103,054,966	4,604,694,594
Investments	448,079,192	1,914,507,307	2,362,586,499	(528,108,935)	1,834,477,564
Fixed assets, net	4,267,958,038	(848,727,564)	3,419,230,474	(179,566,738)	3,239,663,736
Intangible assets, net	3,150,122,385	(1,788,223,643)	1,361,898,742	(1,312,250)	1,360,586,492
Other non-current assets	651,997,193	(234,871,612)	417,125,581	307,710,762	724,836,343

Total assets	13,557,815,260	(1,495,334,336)	12,062,480,924	(298,222,195)	11,764,258,729

Current liabilities	3,354,484,714	(669,858,651)	2,684,626,063	122,671,731	2,807,297,794
Accrued post-retirement liabilities	1,256,038,995	(99,389)	1,255,939,606	429,103,327	1,685,042,933
Other long-term liabilities	5,362,496,658	(406,175,063)	4,956,321,595	113,401,505	5,069,723,100

Total liabilities	9,973,020,367	(1,076,133,103)	8,896,887,264	665,176,563	9,562,063,827

Minority Interests	643,967,968	(419,201,233)	224,766,735	(21,544,508)	203,222,227

Shareholders' equity	2,940,826,925	—	2,940,826,925	(941,854,250)	1,998,972,675

Total liabilities and shareholders' equity	13,557,815,260	(1,495,334,336)	12,062,480,924	(298,222,195)	11,764,258,729

	Year ended December 31,
			As restated— Note 36 c1)
	2003	2002	2001
	€	€	€
Statements of profit and loss:
Revenues	4,460,011,010	6,007,705,603	6,042,827,163
Operating income	723,053,821	383,170,020	696,122,544
Loss / (income) applicable to minority interests	(38,294,333)	166,154,317	349,843,382
Consolidated net income / (loss) before change in accounting principles	145,542,759	1,315,306,259	208,091,964
Changes in accounting principles SFAS 133	—	—	(57,473,264)
Changes in accounting principles SFAS 142	-	(1,038,939,986)	—
Changes in accounting principles SFAS 143	(7,388,840)	—	—

Consolidated net income / (loss) after change in accounting principles	138,153,919	276,366,273	150,618,700

        The statements of profit and loss above are prepared considering the investment in Brasilcel consolidated under the equity method for U.S. GAAP. The reconciliation between the Company's statements of profit and loss under Portuguese and U.S. GAAP for the year ended December 31, 2003 considering the investment in Brasilcel accounted for by the equity method is as follows:

	Portuguese GAAP with proportional consolidation	Proportional consolidation	Portuguese GAAP with consolidation under equity method	Adjustments for U.S. GAAP	U.S. GAAP with consolidation under equity method
Revenues	5,776,111,575	(1,333,732,871)	4,442,378,704	17,632,306	4,460,011,010
Operating income	1,313,727,213	(254,699,428)	1,059,027,784	(335,973,963)	723,053,821
Loss / (Income) applicable to minority interests	(79,224,930)	51,527,882	(27,697,048)	(10,597,285)	(38,294,333)
Consolidated net income before change in accounting principles	240,235,301	—	240,235,301	(94,692,542)	145,542,759
Changes in accounting principles SFAS 143	—	—	—	(7,388,840)	(7,388,840)
Consolidated net income after change in accounting principles	240,235,301	—	240,235,301	(102,081,382)	138,153,919

        A condensed consolidated balance sheet of Brasilcel as of December 31, 2003 and 2002 and a statement of profit and loss for the year ended December 31, 2003 under Portuguese GAAP are as follows:

	Year ended December 31,
	2003	2002
	€	€
Balance sheets:
Current assets	1,734,127,350	856,927,182
Non-current assets	5,750,709,182	5,369,676,213

Total assets	7,484,836,532	6,226,603,395

Current liabilities	1,916,471,610	1,169,999,115
Non-current liabilities	900,361,242	807,892,517

Total liabilities	2,816,832,852	1,977,891,632

Minority interest	838,402,466	452,215,763

Shareholders' equity	3,829,601,214	3,796,496,000

Total liabilities and shareholders' equity	7,484,836,532	6,226,603,395

        Statement of profit and loss for the year ended December 31, 2003 (amounts in €):

Revenues	2,723,075,795
Opearting income	509,398,857
Loss / (Income) applicable to minority interests	(103,055,764)
Consolidated net income	(19,764,282)

38.    Additional Financial Statement Disclosures Required by U.S. GAAP and the SEC

        The following financial information is presented on the basis of U.S. GAAP:

a)    Comprehensive Income

          (i)  Statements of Comprehensive Income/(Loss):

	Year ended December 31,
	2003	2003	2002	As restated—Note 36 c1) 2001
	US$	€	€	€
Net Income under U.S. GAAP	174,032,492	138,153,919	276,366,273	150,618,700
Other comprehensive income (loss), net of tax effects
Foreign currency translation adjustments	2,847,375	2,260,360	(1,400,142,766)	(586,624,844)
Minimum liability adjustment	(88,069,608)	(69,913,160)	(164,645,130)	(92,351,055)
Unrealized losses on available for sale securities, net	3,241,558	2,573,278	(18,119,791)	(118,078,436)

Comprehensive income (loss)	92,051,818	73,074,397	(1,306,541,414)	(646,435,635)

         (ii)  Disclosure of related tax effects allocated to each component of Other Comprehensive Income.

	Year ended December 31, 2003
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments	16,091,185	(13,830,825)	2,260,360
Minimum liability adjustment (Note 36 a))	(104,348,000)	34,434,840	(69,913,160)
Unrealized gains on available for sale securities, net (Note 36 e))	3,761,763	(1,188,485)	2,573,278

	(84,495,052)	19,415,530	(65,079,522)

	Year ended December 31, 2002
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments	(1,376,588,429)	(23,554,337)	(1,400,142,766)
Minimum liability adjustment (Note 36 a))	(245,739,000)	81,093,870	(164,645,130)
Unrealized losses on available for sale securities, net (Note 36 e))	(27,044,464)	8,924,673	(18,119,791)

	(1,649,371,893)	66,464,206	(1,582,907,687)

	Year ended December 31, 2001
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments as restated (Note 36 c1))	(556,780,843)	(29,844,001)	(586,624,844)
Minimum liability adjustment as restated (Note 36 a) and c1))	(135,631,875)	43,280,820	(92,351,055)
Unrealized losses on available for sale securities, net (Note 36 e))	(183,042,923)	64,964,487	(118,078,436)

	(875,455,641)	78,401,306	(797,054,335)

        (iii)  Disclosure of Accumulated Other Comprehensive Income Balances:

	As restated—Note 36 c1)
	Foreign Currency Items	Minimum liability adjustment	Unrealized Gain on Securities
Beginning balance as of January 1, 2001	(691,193,264)	(43,524,945)	134,322,229
Current year change 2001	(586,624,844)	(92,351,055)	(118,078,436)

Ending balance as at December 31, 2001	(1,277,818,108)	(135,876,000)	16,243,793
Current year change 2002	(1,400,142,766)	(164,645,130)	(18,119,791)

Ending balance as at December 31, 2002	(2,677,960,874)	(300,521,130)	(1,875,998)
Current year change 2003	2,260,360	(69,913,160)	2,573,278

Ending balance as at December 31, 2003	(2,675,700,514)	(370,434,290)	697,280

b)    Income Taxes

        The Company's operations are located primarily in Portugal and the Company is subject to income taxes primarily in Portugal. Foreign components of pre-tax income, current income tax provision and deferred income tax provision are, therefore, not significant.

        Under prevailing Portuguese tax regulations, operating losses may be carried forward for up to six years. Tax losses carry forwards as of December 31, 2003 expire as follows:

2004	16,119,000
2005	13,976,202
2006	223,222,255
2007	82,236,108
2008	2,459,984,823
2009	328,289,618

3,123,828,006

        As explained in Note 3 o), the Company recorded for the first time in the year ended December 31, 2000 deferred taxes for Portuguese GAAP purposes. In the years ended December 31, 2003, 2002 and 2001 the only difference between Portuguese and U.S. GAAP relates with the tax effect on the adjustments described in Notes 36 and 37.

c)     Pension Benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation, fair value of plan assets and the funded status of the Company plans:

	December 31,
	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of the year	3,015,107,000	2,938,690,979
Service cost	20,618,000	18,303,000
Interest cost	182,188,000	170,483,000
Plan participants' contribution	11,018,000	11,568,000
Actuarial losses, net	142,298,000	81,407,000
Benefits paid from the funds	(137,681,000)	(122,096,000)
Benefits paid directly by the Company	(140,182,000)	(120,663,000)
Curtailment costs	264,354,000	38,988,000
Losses / (gains) from employees left without pension	—	(1,573,979)

Benefit obligation at end of the year	3,357,720,000	3,015,107,000

Change in plan assets:
Fair value of plan assets at beginning of the year	1,664,249,000	1,731,994,013
Actual return on plan assets	137,004,000	(70,643,013)
Employer contribution	153,476,000	113,426,000
Plan participants' contributions	11,018,000	11,568,000
Benefits paid from the funds	(137,681,000)	(122,096,000)

Fair value of plan assets at end of the year	1,828,066,000	1,664,249,000

Funded status of the plans:
Funded status	(1,529,654,000)	(1,350,858,000)
Unrecognized net transition obligation	111,185,000	152,426,000
Unrecognized net loss	842,332,000	743,547,828
Unrecognized prior service gain	(1,457,000)	(1,442,000)

Accrued cost at end of the year	(577,594,000)	(456,326,172)
Additional minimum liability	(669,479,000)	(608,889,000)

Pension liability at end of the year	(1,247,073,000)	(1,065,215,172)

        The components of the net periodic pension cost for the Company plans on a U.S. GAAP basis are as follows:

	December 31,
	2003	2002	2001
Interest cost	182,188,000	170,483,000	157,231,000
Net amortization and deferral	33,446,000	27,329,000	27,677,630
Service cost	20,618,000	18,303,000	19,662,713
Estimated return on plan assets	(118,256,000)	(109,166,000)	(103,870,000)
Estimated losses related to work force reduction programs(1)	288,861,000	40,585,000	172,800,000

Net periodic pension cost	406,857,000	147,534,000	273,501,343

(1)
The Company has a long-term strategic plan to reduce workforce in its Wireline business. Each year, the Company makes a determination as to the number and category of workforce to be made redundant. In the years ended December 31, 2003, 2002 and 2001, respectively, the Company reduced its workforce by approximately 1,530, 135 and 725 employees. In connection with each termination of employment, the Company offers termination benefits including one-time payments. The Company also incurs curtailment expenses associated with pension and other employees benefit plans related to the terminated employees. As the employees will provide no future service to the Company, all service cost for such terminated employees must be accrued at the moment the termination decision has been made and communicated to employees.

d)    Health care benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation and the funded status of the Company plans:

	December 31,
	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of the year	639,677,000	639,335,000
Effect of changes in assumptions at January 1, 2002	—	96,000
Service cost	5,628,000	6,193,000
Interest cost	38,131,000	37,487,000
Actuarial losses\(gains)	13,027,000	(17,439,000)
Unrecognized prior service gain	(3,540,000)	—
Benefits paid by the Company	(31,523,000)	(28,178,000)
Curtailment costs	27,363,000	—
Transfers of employees from DCSI	—	137,000
Inclusion of PT SI plan	—	2,046,000

Benefit obligation at end of the year	688,763,000	639,677,000

Funded status of the plans:
Funded status	(688,763,000)	(639,677,000)
Unrecognized net transition obligation	96,933,000	114,986,000
Unrecognized prior service cost	12,778,000	19,693,000
Unrecognized net loss	136,290,000	122,014,210

Pension liability at end of the year	(442,762,000)	(382,983,790)

        A summary of the components of the net periodic post retirement health care cost of the Company is presented in the following table:

	December 31,
	2003	2002	2001
Interest cost	38,131,000	37,487,000	30,900,000
Amortization of unrecognized transition obligation	9,579,000	9,611,000	10,330,000
Service cost	5,628,000	6,193,000	5,270,000
Amortization of actuarial gains and losses	2,809,000	4,335,000	—
Amortization of prior service cost	1,641,000	1,646,000	1,800,000
Curtailment losses related to work force reduction programs	33,052,000	2,940,000	17,780,000

Net periodic post retirement benefit cost	90,840,000	62,212,000	66,080,000

        As of December 31, 2003, one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1-Percentage Point Decrease	1-Percentage Point Increase
Effect on total of service and interest cost components	6,594,000	8,316,000
Effect on the post retirement benefit obligation	89,522,000	110,019,000

e)     Fair value of financial instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

  •
  Short term investments: the carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

  •
  Other investments not recorded by the equity method: for the Company's investments carried at cost, which are not publicly traded and do not have quoted market prices, an estimate of fair value was determined.

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

  •
  Derivatives on our common stock: the fair value has been estimated based upon quotes obtained from brokers.

  •
  Total return swap with shares of PT Multimédia: the fair value has been estimated based upon quotes obtained from brokers.

        The estimated fair values of the Company's financial instruments are as follows (See Note 31):

	December 31, 2003		December 31, 2002
	Carrying value	Fair value	Carrying value	Fair value
Loans	5,746,692,727	5,848,565,328	6,033,401,953	6,043,804,582
Interest rate and foreign currency swap agreements	(23,445,296)	10,267,688	99,491,096	81,972,832
Foreign currency forward and option agreements	(48,575,946)	(47,896,622)	—	14,267,741
Derivatives on our common stock	24,400,000	(3,403,733)	42,600,000	40,228,274
Total return swap with PT Multimédia shares	3,900,000	(15,485,733)	68,500,000	69,139,700

f)     Research and development

        Research and development expenditures, as determined under U.S. GAAP amounted to approximately to €14,333,044, €17,370,285 and €27,795,325, for the years ended December 31, 2003, 2002 and 2001, respectively.

g)     Reconciliation of Earnings per Share Computation

        The computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, prepared in accordance with U.S. GAAP is as follows:

	December 31, 2003	December 31, 2002	December 31, 2001(1)
	(in € millions, except share and per share data)
Numerator
U.S. GAAP income before cumulative effect of new accounting principles as restated	145.5	1,315.3	208.1
Cumulative effect of adopting SFAS 133	—	—	(57.5)
Cumulative effect of adopting SFAS 142	—	(1,038.9)	—
Cumulative effect of adopting SFAS 143	(7.4)	—	—

	138.2	276.4	150.6
Financial costs related with exchangeable bonds (net of tax)(2)	—	11.9	—

Numerator for diluted earnings per share	138.2	288.3	150.6

Denominator for basic and diluted earning per share (share amounts)
Weighted average common shares outstanding	1,249,778,188	1,253,880,328	1,228,392,386
Effect of the exchangeable bonds(2)	—	89,209,377	—

Denominator for diluted earnings per share adjusted weighted average shares	1,249,778,188	1,343,089,705	1,228,392,386

Basic earnings per share
Before cumulative effect of adopting new accounting principles as restated	0.12	1.05	0.17
Impact of cumulative effect of adopting SFAS 133	—	—	(0.05)
Impact of cumulative effect of adopting SFAS 142	—	(0.83)	—
Impact of cumulative effect of adopting SFAS 143	(0.01)	—	—

Basic earnings per share	0.11	0.22	0.12

Diluted earnings per share
Before cumulative effect of adopting new accounting principles as restated	0.12	0.99	0.17
Impact of cumulative effect of adopting SFAS 133	—	—	(0.05)
Impact of cumulative effect of adopting SFAS 142	—	(0.78)	—
Impact of cumulative effect of adopting SFAS 143	(0.01)	—	—

Diluted earnings per share	0.11	0.21	0.12

(1)
Restated as referred in Note 36 c1).

(2)
For the years ended December 31, 2001 and 2003, the effects of the exchangeable bonds have been excluded from the calculations of diluted earnings per share, since they would be antidilutive.

h)    Guarantees

        In the course of its business, Portugal Telecom and its subsidiaries grants certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2003, we have given guarantees and comfort letters to third parties as follows (amounts in millions of Euros):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank guarantees given to Portuguese courts for outstanding litigation	9.1	9.1	—	—	—
Bank guarantees given to other entities:
By PT Comunicações	10.1	10.1	—	—	—
By TMN to ANACOM	2.5	2.5	—	—	—
By PT Multimédia and subsidiaries	3.0	3.0	—	—	—
Other bank guarantees	3.2	3.2	—	—	—

	18.8	18.8	—	—	—

Other guarantees	36.4	20.4	8.4	5.9	1.7
Comfort letters	34.0	19.1	7.8	5.5	1.6

        The bank guarantees given by PT Multimedia and its subsidiaries relate mainly to bank loans. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese tax authorities in respect of certain contingencies. See "Item 8—Financial Information—Legal Proceedings".

        In adition, as part of cross-leasing transactions ("QTE leases") with different third parties, Portugal Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and Portugal Telecom's remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments. The remuneration is recognized as income over the period of the transaction. We estimate that the risk of the guarantee being called upon is negligible. At December 31, 2003, the guarantee represented €950.1 million.

i)     New U.S. GAAP Accounting Pronouncements

        SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Group adopted during the year the provisions of this Statement for all financial instruments entered into or modified after May 31, 2003. Financial instruments within the scope of this Statement entered into prior to May 31, 2003 will be impacted by these new provisions from January 1, 2004.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

        In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. Portugal Telecom is assessing at this moment the impact, if any, of the adoption of FIN 46R on its financial position, cash flows and results of operations.

SAB No. 104—Revenue Recognition

        In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21—Accounting for Revenue Arrangements with Multiple Element Deliverables

        In November 2002, the Emerging Issues Task Force ("EITF"), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003. Portugal Telecom is assessing at this moment the impact, if any, that the adoption of EITF will have on its financial position or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

        In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases". The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

        In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

Exhibit I—Details of Subsidiary, Affiliated and Investee Companies as of December 31, 2003

1.    Companies included in the consolidation

        The following companies were included in the consolidation as of December 31, 2003 and 2002:

			Percentage of ownership
			2003		2002
Company
	Head office	Activity	Direct	Total	Total
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Açormedia—Comunicação Multimedia e Edição de Publicações, S.A.	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90%)	44.23%	38.10%
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.24%	47.34%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69%)	39.71%	38.97%
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Clipanúncios—Serviços de Gestão de Informação, S.A.	Lisbon	Electronic management of advertisements and services in the electronic commerce area.	Lusomundo Media (100%)	49.15%	42.36%
CST—Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%
Diário de Notícias, S.A. ("Diário de Notícias")(a)	Lisbon	Newspaper edition and publication.	—	—	42.34%
Directel—Listas Telefónicas Internacionais, Lda. (Directel)	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%
Directel Cabo Verde—Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%
Directel Macau—Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%
Directel Uganda—Telephone Directories, Limited(b)	Uganda	Publication of telephone directories in Uganda.	—	—	90.00%
Editorial Notícias, Lda. ("Editorial Notícias")(c)	Lisbon	Edition and commercialisation of books.	—	—	42.34%
EJV—Plataforma de Comércio Electrónico, S.A. ("EJV")(d)	Lisbon	Creation and management of electronic commerce platforms for goods and services.	—	—	100%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%

Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.(d)	Lisbon	Movies exhibition activities.	—	—	56.40%
Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	28.78%	28.24%
Foliver—Serviços de Telecomunicações e Transferência de Informação, S.A.(d)	Lisbon	Production and multimedia edition of information about the wine market.	—	—	74.88%
Global Notícias Publicações, S.A.(a)	Oporto	Newspaper edition and publication.	Lusomundo Media (99.72%)	49.01%	42.19%
Grafilme—Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	31.98%	31.37%
Infonet Portugal—Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	78.75%
Janela Digital—Informativo e Telecomunicações, Lda (Janela Digital)(d)	Caldas da Rainha	Development of IT solutions to the real state market.	—	—	50.00%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Lusomundo Media (51.34%)	25.24%	21.74%
PTM.com Participações(d)	São Paulo	Management of investments.	—	—	100.00%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (55%)	55.00%	57.00%
LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusocine—Sociedade Exibidora de Filmes, Lda. ("Lusocine")(d)	V.R.S. António	Cinema exhibition.	—	—	46.73%
Lusomundo SGPS(e)	Lisbon	Management of investments.	—	—	56.47%
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Serviços, SGPS, SA	Lisbon	Management of investments.	PT Multimédia (100%)	57.56%	56.47%

Lusomundo—Sociedade Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")(d)	Lisbon	Management of real estate assets.	—	—	56.40%
Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo España, SL	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Imobiliária 2, S.A.(d)	Lisbon	Management of real estate assets.	—	—	56.29%
Lusomundo Media, SGPS, S.A.	Lisbon	Management of investments.	Lusomundo Serviços (74.97%) PT SGPS (5.94%)	49.09%	42.34%
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100%)	57.56%	56.47%
Lusomundo.net—Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunications services.	Lusomundo Serviços (100%)	57.56%	56.47%
Mascom Wireless Botswana (Proprietary) Limited (Mascom)	Botswana	Provision of mobile telecommunications services in Botswana.	PT Móveis (50.01%)	50.01%	50.01%
Mega-Média(f)	Lisbon	Consultancy services in interactive systems, especially in electronic commerce and multimedia.	—	—	95.00%
Mobitel, S.A.—(Mobitel)	São Paulo	Call center services.	PT Brasil (56.96%)	56.96%	56.96%
Motormédia—Comércio, Publicidade e Serviços Multimédia, S.A. ("Motormédia")(d)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	—	—	74.90%
Notícias Direct—Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Lusomundo Serviços (100%)	57.56%	56.47%
Oficina do Livro—Sociedade Editorial, Lda. ("Oficina do Livro")(c)	Lisbon	Edition and publication of books and other periodical material.	—	—	21.59%
Platoforma—Empresa de Trabalho Temporário, Lda. ("Platoforma")	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	PT Contact (100%)	100.00%	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Brasil, S.A. (PT Brasil)	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Europa, S.P.R.L.(g)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	—	—	98.67%

Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information tecnologies and telecommunications services.	PT Inovação(100%)	100.00%	100.00%
Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in the international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT Ventures (former PT Internacional SGPS, S.A.)	Lisbon	Management of investments in international markets.	Portugal Telecom 100%)	100.00%	100.00%
Portugal Telecom Inovação, S.A. ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom(100%)	100.00%	100.00%
Premium TV Portugal, S.A.	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (100%)	57.56%	30.50%
Pressmundo—Editora de Publicações, S.A. ("Pressmundo")(a)	Lisbon	Edition of publications including electronic supports.	—	—	41.79%
PrimeSys(f)	São Paulo	Provision of services in the areas of information technology and telecommunications.	—	—	100.00%
PrimeSys, Soluções Empresariais, S.A.—former BUS ("PrimeSys Soluções Empresariais")	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%
PT—Sistemas de Informação, S.A.	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	95.00%
PT Comunicações	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, S.A.(h)	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	—
PT Corporate, S.A.(i)	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	—
PT Contact—Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

PT Conteúdos, SGPS, S.A. ("PT Conteúdos")(f)	Lisbon	Management of investments in the multimedia industry.	—	—	56.48%
PT Conteúdos—Actividade de televisão e de Produção de Conteúdos, S.A.(j)	Lisbon	Production and sale of television programs and advertising managment.	PT Multimédia (100%)	57.56%	56.48%
PT Meios-Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100%	100%
PT Móveis, SGPS, S.A.	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
PTM.com	Lisbon	Management of investments in the multimedia business.	Portugal Telecom 100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100%	87.50%
PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. (Tradecom")	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66.00%	66.00%
PT Prime, SGPS, S.A. ("PT Prime SGPS")	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A.(k)	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Multimédia	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (57.56%)	57.56%	56.48%
Publicações Prodiário, S.A. ("Publicações Prodiário")(a)	Lisbon	Developing publishing and editorial activities.	—	—	42.34%
Rádio Notícias—Produções e Publicidade, S.A. ("Rádio Notícias")	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Media (67.71%) Global Notícias (15%)	40.63%	35.00%
Rádio Press—Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Noticias (100%)	40.63%	35.00%

RJN—Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Noticias (100%)	40.63%	35.00%
Saber e Lazer—Informática e Comunicação, S.A. (Saber e Lazer)	Lisbon	Information management and development of software products.	PT Multimédia.com (100%)	100.00%	100.00%
Simarc(d)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	—	—	100.00%
Someios—Edições e Publicidade, Lda. ("Someios")(a)	Oporto	Developing activities on promotion, publicity and distribution of several publications.	—	—	40.40%
Sportstat—Informação Desportiva Independente, S.A.(d)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information,	—	—	99.98%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, S.A.(d)	Lisbon	Management and collection of information about the labor market.	—	—	63.75%
TDC—Tecnologia das Comunicações, Lda.(f)	Lisbon	Provision of services and cooperation in the telecommunications and postal areas as well as transfer of related technologies.	—	—	100.00%
Telemática—Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%
Telepac II—Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	PT Multimédia.com (100%)	100.00%	100.00%
TMN—Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%
Tradecom, SGPS, S.A. ("Tradecom SGPS")	Lisbon	Management of investments.	PT Prime SGPS (100%)	100.00%	100.00%
TSF—Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Noticias (100%)	40.63%	35.00%
TV Cabo Interactiva, S.A. ("TV Cabo Interactiva")(f)	Lisbon	Interactive television.	—	—	56.48%

TV Cabo Portugal, S.A. ("TV Cabo Portugal")	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications services.	PT Multimédia (100%)	57.56%	56.48%
TV Cabo Porto, S.A.(f) TV Cabo Lisboa, S.A.(f) TV Cabo Guadiana, S.A.(f) TV Cabo Sado, S.A.(f) TV Cabo Douro, S.A.(f) TV Cabo Mondego, S.A.(f) TV Cabo Tejo, S.A.(f)	Oporto Lisbon Faro Almada Braga Coimbra Lisbon	Distribution of television by cable, operation and provision of telecommunications services.	—	—	56.48%
VoxPop—Música Interactiva, S.A. ("VoxPop")(d)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	—	—	74.90%
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.	Lisbon	Management of entertainment activities.	Lusomundo Cinemas (100%)	57.56%	28.24%

(a)
As of December 30, 2003, Jornal de Noticias, S.A. merged with the companies Diário de Noticias, Pressmundo, Publicações Prodiário and Someios, and changed its name to Global Notícias Publicações, S.A..

(b)
In January of 2003, this company ended its activity.

(c)
In December of 2003, Lusomundo Media sold its participation in Editorial Notícias.

(d)
As of December 31, 2003, these companies were not fully consolidated due to their immateriality for the presentation of the consolidated financial statements.

(e)
This company was liquidated during the year 2003.

(f)
These companies were merged.

(g)
This company was excluded from consolidation since it is in liquidation process.

(h)
This company was incorporated in May 29, 2003.

(i)
This company was incorporated in June 23, 2003.

(j)
In December of 2003, this company changed its name from "TV Cabo Audiovisuais, S.A." to the one it is using currently.

(k)
As of December 11, 2003, this company changed its name from "PT Serviços, Serviços Administrativos e de Gestão Partilhados, S.A." to the one it is using now.

        These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article 1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders' agreements or similar contracts).

2.    Companies excluded from the consolidation

        The following companies were excluded from the consolidation as of December 31, 2003 and 2002:

			Percentage of ownership
			2003		2002
Company	Head office
		Activity	Direct	Total	Total
Academia Global, Ltda. ("Academia Global Brasil")	São Paulo	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimédia.com Brasil (100%)	100.00%	100.00%
Canal 20 TV, S.A.(a)	Madrid	Distribution of TV products.	PT Multimédia (50%)	28.78%	28.24%
Cine Esplanada Ideal Olhanense, Lda.(a)	Olhão	Cinema exhibition.	PT Multimédia (100%)	57.56%	56.47%
Cinerg—Sociedade Madeirense de Cinemas, Lda.(a)	Funchal	Cinema exhibition.	Lusomundo SII (100%)	57.48%	56.40%
Contact Cabo Verde—Telemarketing e Serviços de Informação, S.A.(b)	Praia	Call and contact center services.	PT Contact (100%)	100.00%	—
DirectMedia Ásia(a)	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%
Directel Uganda—Telephone Directories, Limited(c)	Uganda	Publication of telephone directories.	Directel (99%)	90.00%	—
EJV—Plataforma de Comércio Electrónico, S.A. ("EJV")(a)	Lisbon	Creation and management of electronic commerce platforms for goods and services	PT Multimédia.com (100.00%)	100%	—
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")(a)	Lisbon	Cinema exhibition.	Lusomundo SII (100%)	57.48%	—
Empresa Cine Mourense, Lda.(a)	Moura	Cinema exhibition.	PT Multimédia (99.46%)	57.25%	56.17%
Empresa de Recreios Artísticos, Lda. ("Empresa de Recreios Artísticos")(a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimédia (4.03%)	52.85%	51.85%
Empresa Teatro Sá da Bandeira, Lda.(a)	Santarém	Management and promotion of public events.	PT Multimédia (60%)	34.53%	33.88%
Foliver—Serviços de Telecomunicações e Transferência de Informação, S.A.(a)	Lisbon	Production and multimedia edition of information about the wine market.	PT Multimédia.com (74.88%)	74.88%	—
Grande Reportagem—Sociedade Editora, Lda.(a)	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	Lusomundo Media (100%)	49.15%	42.34%

Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. (Guiné Telecom)(d)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51.14%
GSF—Gestão e Serviços Financeiros(a)	Lisbon	Supply of financial services, management of investments and economical studies.	Lusomundo SII (100%)	57.48%	56.40%
Hotel Video—Prestação de Serviços, Lda.(a)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PT Multimédia (60%)	34.53%	33.88%
Janela Digital—Informativo e Telecomunicações, Lda (Janela Digital)(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Multimédia.com (50%)	50.00%	—
Lusocine—Sociedade Exibidora de Filmes, Lda. ("Lusocine")(a)	V.R.S. António	Developing activities on movies exhibition.	PT Multimédia (100%)	57.56%	—
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")(a)	Lisbon	Management of real estate assets.	PT Multimédia (99.87%)	57.48%	—
Lusomundo Imobiliária 2, S.A.(a)	Lisbon	Management of real estate assets.	Lusomundo SII (99.80%)	57.37%	—
Marconi France Telecommunications SAS ("Marconi France")(a)	Paris	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Luxembourg Telecommunications, S.A.R.L. ("Marconi Luxembourg")(c)	Luxembourg	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Sprint—Serviços de Comunicação, Lda.(c)	Lisbon	Commercialisation of data and voice transmission telecommunications services.	PT Ventures (51%)	51.00%	51.00%
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse")(a)	Lausanne	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Motormédia—Comércio, Publicidade e Serviços Multimédia, S.A. ("Motormédia")(a)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PT Multimédia.com (74.90%)	74.90%	—
Portugal Telecom Europa, S.P.R.L. (PT Europa)(c)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	—
Portugal Telecom Argentina, S.A.(d)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10.01%) PTI (40%)	50.01%	50.01%

Portugal Telecom North América, Inc.(d)	Washington, D.C.	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100.00%	100.00%
PTM.com Participações(a)	São Paulo	Management of investments.	PT Multimédia.com (100%)	100.00%	—
PT Multimédia—Serviços de Apoio à Gestão, S.A.(a)	Lisbon	Providing management support services.	PT Multimédia (100%)	57.56%	56.48%
PT Acessos de Internet Wifi, S.A.(f)	Lisbon	Provide wireless internet acess services.	Portugal Telecom (100%)	100.00%	—
Rádio Canal Aberto(a)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (76%) Rádio Comercial Açores (4%)	35.39%	30.48%
Radio Comercial dos Açores, Lda(a)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (100%)	44.23%	38.10%
Regiforum—Empreendimentos Comerciais e Culturais, Lda. (Regiforum)(g)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%
Simarc—Promoções Imobiliárias, S.A. (Simarc)(g)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	—
Sociedade Teatral Bejense, S.A.(a)	Lisbon	Cinema exhibition.	Lusomundo SII (84.8%)	48.74%	47.83%
Sportstat—Informação Desportiva Independente, S.A.(a)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information.	PT Multimédia.com (99.98%)	99.98%	—
Sport Notícias—Organizações Desportivas, Lda.(a)	Oporto	Organization of sport events.	Global Notícias (100%)	49.01%	42.20%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, S.A. (Superemprego)(a)	Lisbon	Management and collection of information about the labor market.	PT Multimédia.com (63.75%)	63.75%	—
A Tentativa (Empresa Cinematográfica), S.A.(a)	Lisbon	Cinema exhibition.	Lusomundo SII (81.77%)	47.00%	46.13%
Teat Flower Trading Ltd.(a)	British Virgin Islands	International business trading company.	PT Comunicações (100%)	100.00%	100.00%

Techlab—Electrónico, Lda.(d)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%
Timor Telecom	Timor	Operation of the public telecommunication services in Timor	TPT (50.10%)	39.16%	38.15%
TPT—Telecomunicações Publicas de Timor, S.A.(a)	Timor	Purchase, sale and services rendening of telecommunications produts and information technologies in Timor	PT Ventures (75.16%) Harii (17.90%) PT Ásia (0.98%)	78.15%	76.14%
VoxPop—Música Interactiva, S.A. ("VoxPop")(a)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	PT Multimédia.com (74.90%)	74.90%	—

(a)
These companies were excluded from consolidation due to their immateriality.

(b)
This company was incorporated during 2003.

(c)
This company is in liquidation process.

(d)
This company has no activity at the moment.

(e)
Given the political and economic situation of Guinea Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.

(f)
This company was incorporated in November 17, 2003.

(g)
This company was consolidated by the equity method and by the full consolidation method, because the nature of its business is not related with the group's (item 4, article 4 of Decree-Law 238/91 of July 2).

3.    Associated Companies

        The associated companies as of December 31, 2003 and 2002 are as follows:

			Percentage of ownership
			2003		2002
Company
	Head office	Activity	Direct	Total	Total
24 Horas INC	Newark	Edition of publications.	Global Noticias (51%)	24.99%	21.59%
Banco 1.net	São Paulo	Developing activities providing internet financial services.	PT Multimédia.com Brasil (31.50%)	31.50%	31.50%
Banco Best	Lisbon	Provision of e.banking services.	PT Multimédia.com (34%)	34.00%	34.00%
CTM	Macau	Provision of public telecommunications services, in Macau	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Distodo—Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	28.78%	—
Diverfun—Centros de Recreio, Lda. ("Diverfun")	Lisbon	Establishment and management of entertainment spaces.	PT Multimédia (50%)	28.78%	28.24%
Empresa do Diário de Notícias, Lda. (Funchal)	Funchal	Publications production and commercialisation.	Lusomundo Media SGPS (40%)	19.66%	16.93%
Hungaro Digitel KFT ("HDT")	Budapest	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Idealyze	São Paulo	Production and commercialisation of internet products.	PT Multimédia.com (33.33%)	33.33%	33.33%
Infordesporto—Informática e Desporto, S.A. ("Infordesporto")	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	Sportinveste Multimédia (100%)	50.00%	50.00%
Lisboa TV	Lisbon	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (40%)	23.02%	22.59%
Lusa	Lisbon	News agency.	Lusomundo Serviços (23.35%)	13.44%	13.19%
Medi Telecom, S.A. ("Médi Telecom")	Casablanca	Provision of mobile services in Marroco.	PT Móveis (32.18%)	32.18%	31.34%
Multicert—Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	17.50%
Multitel—Serviços de Telecomunicações, Lda. ("Multitel")	Luanda	Provision of data communications services and digital information communication services, in Angola	PT Ventures (35%)	35.00%	50.00%
Mundifun—Centros de Recreio, Lda.	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66.66%)	19.19%	18.82%
Naveprinter—Indústria Gráfica do Norte, S.A.	Oporto	Providing services on publishing and graphic art.	Global Noticias (38.46%)	18.85%	16.22%

Octal TV, S.A. ("Octal")	Lisbon	Development, commercialisation, training and consultancy in systems for interactive and broad band television.	PT Multimédia(20%)	11.51%	11.30%
Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	24.98%
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (31.56%)	31.56%	31.56%
SGPICE	Lisbon	Developing activities providing global products and services for internet support.	PTC (11.11%) PT Multimédia (11.11%) Tradecom SGPS (11.11%)	28.61%	28.50%
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (33.33%)	19.18%	18.83%
Sportinveste Multimédia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, S.A. ("Tele Larm")	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	43.75%
Teledata de Moçambique, Lda. ("Teledata")	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%
Telesat—Satellite Communications, Limited ("Telesat")	Macau	Operation of land based satellite stations, commercialisation of private telecommunications network services.	PT Ventures (18.52%) PT Ásia (3.7%) Cosmos Televisão para Satélite (33.30%)	24.44%	24.44%
Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin America.	Tradecom SGPS (20%)	20.00%	20.00%
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau	PT Ventures (35%) PT Ásia (40%)	74.98%	74.98%
TV Lab—Serviços e Equipamentos Interactivos, S.A. ("TV Lab")	Lisbon	Developing digital tv interactive solutions.	PT Multimédia.com (50%)	50.00%	50.00%
Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%

UOL, Inc. ("UOL")	São Paulo	Provides Internet services and produces Internet contents.	PTM.com Brasil(28.42%) PTM.com Participações (0.48%)	28.9%	9.57%
Vasp—Sociedade de Transporte e Distribuições, Lda.("Vasp")	Sintra	Providing distribution services of publications and other products.	Lusomundo Serviços (33.33%) PT Multimédia (0.01%)	19.19%	18.82%
Warner Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33.33%)	19.19%	18.82%
Web-Lab	Lisbon	Management of investments.	Portugal Telecom (36.26%)	36.26%	36.26%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda. ("WT Vision")	Lisbon	Development of services and products related with new technology in the TV market.	PT Multimédia.com (50%)	50.00%	50.00%

        These companies were consolidated by the equity method.

4.    Companies consolidated by the proportional method

			Percentage of ownership
			2003		2002
Company
	Head office	Activity	Direct	Total	Total
Brasilcel(a)	Amsterdam	Mobile telecommunications services and establishment management and exploration of telecommunications network, in Brasil.	PT Móveis (50.00%)	50.0%	50.0%
Celular CRT Participações, S.A.(b)	Porto Alegre	Management of investments.	Brasilcel (25%) TBS Celular Participações (26.59%)	25.3%	24.2%
Distodo—Distribuição e Logística, Lda.(c)	Lisbon	Distribution of audiovisual material.	—	—	27.02%
Global Telecom, S.A.(b)	Coritiba	Mobile cellular services operator.	Telesp Celular Participações (100%)	32.56%	32.56%
Iberoleste Participações, S.A.(d)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Intertelecom, Ltda(e)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Investnews, S.A.(c)	São Paulo	Internet financial services.	—	—	50.0%
Portelcom Fixa, S.A. ("Portelcom Fixa")(e)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Portelcom Participações, S.A.(e)	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brasil (25.59%) Intertelecom (14.26%)	50.0%	50.0%
Ptelecom Brasil, S.A.(e)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Sudeste Celular Participações, S.A.(d)	São Paulo	Management of investments.	Brasilcel (89.5%)	44.8%	44.8%
Tagilo Participações, Ltda(d)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
TBS Celular Participações, S.A.(b)	São Paulo	Management of investments.	Brasilcel (73.27%) Portelcom Fixa (22.99%)	48.1%	48.1%
Telesp Celular, S.A.(e)	São Paulo	Mobile cellular services operator.	Telesp Celular Participações (100%)	32.56%	32.56%
Telesp Celular Participações. S.A.(e)	São Paulo	Management of investments.	Brasilcel (57.26%) Portelcom Participações S.A. (7.86%)	32.56%	32.56%
Tele Centro Oeste(f)	Brasilia	Mobile cellular services operator.	Telesp Celular Participações (29.31%)	9.50%	—
Tele Leste Celular Participações, S.A.(d)	Baia	Mobile cellular services operator.	Iberoleste (21.9%) Brasilcel (3.38%) Tagilo(2.42%)	13.9%	13.9%
Tele Sudeste Celular Participações, S.A.(d)	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (53.57%) Sudeste Celular (22.01%) Tagilo(10.61%)	41.9%	41.8%

a)
During the year 2003 this company and all the companies it owns referred above, directly or not, were consolidated by the proportional method, since the group has a 50% stake in the share capital of Brasilcel, and the management is shared with Group Telefónica. Therefore, the management believes, that under theses conditions, the proportional method of consolidation is the most appropriate.

b)
During the year 2002, the net income of this company was consolidated using the equity method.

c)
As of December 31, 2003, these companies were not consolidated by the proportional method, due to their immateriality.

d)
During the year 2002 the net income of these companies was not consolidated, since they only became affiliates of Portugal Telecom from December 27, 2002.

e)
During the year 2002, the net income of these companies was fully consolidated since the creation of Brasilcel only occurred on December 27, 2002 and these companies were already owned by Portugal Telecom.

f)
This company was acquired during the year 2003 (Note 1).

Exhibit II—Changes in the Group in the year ended December 31, 2003

        The following main changes in the composition of the companies included in the consolidation occurred during the year 2003:

a)    Acquisitions

        In January 16, 2003, Vivo, through TCP, entered into an agreement with Brazilian company Fixcel to acquire TCO. As of December 31, 2003 the following stages of the acquisition process were concluded: (i) acquisition of 61.1% of TCO's voting capital for the amount of Brazilian Real 1,529 million; and (ii) a public offering to the holders of TCO common shares, through which were acquired more 25.5% of the voting capital of TCO for the amount of Brazilian Real 539 million (Note 1).

        During the year of 2003, Portugal Telecom acquired PT Multimedia shares in stock market, corresponding to 1.08% of the capital of this company. As of December 31, 2003, Portugal Telecom holds 90,304,850 PT Multimedia shares, which corresponds to 57.56% of its capital. These acquisitions generated an additional goodwill of €15,463,331.

        In October 2003, Portugal Telecom acquired 12.5% of the share capital of PT Prime from SIBS—Sociedade Interbancária de Serviços, S.A. for an amount of €39,196,440, and now holds the total share capital of PT Prime. This acquisition generated a goodwill of €33,817,393.

        During the second half of 2003, Portugal Telecom acquired 5.94% of the share capital of Lusomundo Media for an amount of €9,000,000, having generated a goodwill amounting to €8,465,045.

b)    Incorporations

        On June 23, 2003, a new instrumental company, PT Corporate, was created to provide personalized services to the top corporate clients of the Group in the context of the on-going restructuring process of the wireline businesses. This company, 100% owned by Portugal Telecom and with a share capital of €200,000, will address the 48 top corporate clients of the Group and will provide to these clients services from all Group divisions, namely fixed telecommunications, mobile services and information technologies.

        On May 29, 2003, PT Compras was incorporated, with a share capital of €50,000, fully subscribed by Portugal Telecom. This company provides consultant and negotiation services related with the acquisitions of goods and services.

c)    Capital increases

        On February 7, 2003, Banco Best increased its share capital from €43,000,000 to €55,000,000, paid and fully subscribed by its shareholders. PTM.com paid and subscribed €4,080,000, and maintained its stake in Banco Best.

        During the fourth quarter of 2003, Médi Télécom increased its share capital in the amount of Dirhams 499,999,900, through the issuance of 4,999,999 shares of 100 Dirhams each. PT Móveis subscribed and paid in cash an amount of 230,861,200 Dirhams (approximately €21.2 million). After this process PT Móveis now holds 32.18% of the share capital of Médi Télécom.

f)    Other operations

        On July 7, 2003, Portugal Telecom entered into an agreement with Citizens regarding the sale of its participation of 50.01% in Mascom for an amount of Pulas of Botswana 250 million (approximately €40.5 million as of December 31, 2003). This operation requires the approval of local entities of

Botswana. From the date this operation is approved and concluded (probably in 2004), Mascom will no longer be consolidated in Portugal Telecom financial statements.

        During the year 2003, PT Multimedia started a restructuring of all business developed by Lusomundo—Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo SGPS") through its subsidiaries. As part of this process, PT Multimedia acquired to Lusomundo SGPS its stake in Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços"), Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"). Lusomundo Serviços holds investments in media businesses, including a 75% stake in Lusomundo Media, SGPS, S.A. ("Lusomundo Media"), which holds several subsidiaries operating in newspaper and magazines edition, publication and distribution. Lusomundo Audiovisuais, Lusomundo Cinemas and their subsidiaries operate edition and sales of DVD and video games, movies exhibition and distribution. All these companies are market leaders in their business.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Portugal Telecom, SGPS, S.A.
	By:	/s/	ZEINAL ABEDIN MAHOMED BAVA

Name: Zeinal Abedin Mahomed Bava
Title: Executive Board Member and Chief Financial Officer
Date: June 30, 2004

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
  ITEM 15—CONTROLS AND PROCEDURES
  ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B—CODE OF ETHICS
  ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE