Form 20-F/A
period 2002-12-31
PORTUGAL TELECOM SGPS SA
filed 2005-01-31
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

Item 17    ☐      Item 18    ☒

PART III

EXPLANATORY NOTE

        This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by Portugal Telecom, SGPS, S.A. (the "Registrant") on June 30, 2003 (the "Form 20-F") in order to refile Exhibits 4.3 and 4.4, as described in Item 19 below, to reflect certain provisions for which confidential treatment is no longer requested.

        Except for the above amendments, no changes have been made to the exhibits of the Registrant as contained in the Form 20-F. Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, this amendment to the Form 20-F includes Item 19 in its entirety, although all exhibits accompanying the Form 20-F as filed on June 30, 2003, with the exception of Exhibits 4.3 and 4.4, are incorporated herein by reference to that filing (File No. 001-13758).

        This Form 20-F/A consists of a cover page, this explanatory note, Item 19 (as amended) of the Form 20-F, the signature page, the new exhibits described herein and filed herewith, and the required certifications of the principal executive officer and the principal financial officer of the Registrant pursuant to Rule 13(a)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are filed herewith.

        Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

ITEM 19—EXHIBITS

1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 23, 2002, effective May 22, 2002, together with an English translation thereof is incorporated by reference to Exhibit 1.1 to Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.1	Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, is incorporated by reference to Exhibit A to Portugal Telecom, S.A.'s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.
2.2	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003 among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited.*
2.3	Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.*

2.4	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Espírito Santo de Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited, Tokyo-Mitsubishi International plc and UBS A.G. acting through its business group UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.5	Third Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.6	Keep Well Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., is incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.7	Amended and Restated Programme Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited and UBS A.G. acting through its division UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.8	Second Supplemental Trust Deed in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.9	Keep Well Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., is incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.10	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, is incorporated by reference to Exhibit 10.15 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.
2.11	Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, S.A., is incorporated by reference to Exhibit 10.16 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.

2.12	Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, is incorporated by reference to Exhibit 2.11 of Portugal Telecom, S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999.
2.13	Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, S.A., is incorporated by reference to Exhibit 2.12 of Portugal Telecom, S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999.
4.1	Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, S.A. and Telesp Celular S.A. (English translation), is incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
4.2	Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, is incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
4.3	Shareholders Agreement, dated as of October 17, 2002, amended as noted for the purposes of this filing as of December 3, 2004, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V.**
4.4	Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V.**
4.5	English language summary of the Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência.*
4.6	English language summary of the Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações.*
8.1	List of Significant Subsidiaries.*
10.1	Section 906 Certification of Chief Executive Officer.*
10.2	Section 906 Certification of Chief Financial Officer.*
12.1	Section 302 Certification of Chief Executive Officer.**
12.2	Section 302 Certification of Chief Financial Officer.**

        There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests. Certain sections of Exhibits 4.3 and 4.4 have been intentionally omitted pursuant to a request for confidentiality made by us to the Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. We have separately filed the confidential information with the Commission on a confidential basis. Omitted information has been marked with an asterisk.

*
Incorporated by reference to Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).

**
Filed herewith.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Portugal Telecom, SGPS, S.A.
	By:	/s/ ZEINAL ABEDIN MAHOMED BAVA
		Name:	Zeinal Abedin Mahomed Bava
		Title:	Executive Board Member and Chief Financial Officer
Date: January 31, 2005

QuickLinks

PART III
EXPLANATORY NOTE
  ITEM 19—EXHIBITS
SIGNATURE