Form 20-F
period 2004-12-31
PORTUGAL TELECOM SGPS SA
filed 2005-06-30
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

Ordinary shares, nominal value €1 per share	1,166,484,550
Class A shares, nominal value €1 per share	500

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

PRESENTATION OF FINANCIAL INFORMATION

        We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Escudos" or "PTE" are to Portuguese Escudos. References to "Real," "Reais" or "R$" are to Brazilian Reais. Certain Euro amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Euro is based on the noon buying rate in the City of New York for cable transfers in Euros as certified for United States customs purposes by the Federal Reserve Bank of New York on June 22, 2005. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro or US$ amounts shown herein could have been or could be converted into US$ or Euros, as the case may be, at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars.

FORWARD-LOOKING STATEMENTS

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

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2003 and 2004 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included herein. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included herein.

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

        During 1998, we acquired voting control of Telesp Celular Participações S.A., or TCP, the controlling shareholder of Telesp Celular S.A., or Telesp Celular, a mobile telecommunications operator in the Brazilian state of São Paulo. During 1999 and 2000, we increased our economic interest in TCP to 13.92% and Telesp Celular became the wholly-owned operating subsidiary of TCP. In June 2000, we conducted a tender offer in Brazil for ordinary shares in TCP. As a result of the tender offer, we increased our economic interest in TCP to 29.92%. On November 7, 2000, TCP completed a capital increase in which we subscribed for additional shares in TCP, and, upon acquisition of such shares, our economic interest in TCP increased to 36.20%. In November 2000, after we exchanged with Telefónica our minority interest in Telesp Fixa (the wireline operator in the Brazilian state of São Paulo controlled by Telefónica) for an additional interest in TCP, we increased our economic interest in TCP further to 41.23%, our voting interest to 85.06% and our ownership of TCP's preferred shares to 17.7%. TCP completed a rights offering in September 2002, in which we subscribed to a total of 247,224 million common shares and 326,831 million preferred shares, thereby increasing our economic interest in TCP to 65.12%, our voting interest to 93.7% and our ownership of TCP's preferred shares to 49.8%. In October 2002, in connection with our agreements with Telefónica Móviles, S.A., or Telefónica Móviles (Telefónica's mobile telecommunications subsidiary), for the formation of Brasilcel (the 50/50 joint venture with Telefónica Móviles for mobile operations in Brazil), which operates under the brand name Vivo as of April 2003 and is referred to as Vivo elsewhere in this Form 20-F, we sold a 14.68% stake in TCP to Telefónica Móviles. On December 27, 2002, we transferred the rest of our interest in TCP to Vivo. We now hold, jointly with Telefónica Móviles, an indirect interest in TCP, as well as in the other Brazilian mobile telecommunications companies previously held directly by Telefónica Móviles. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business" and "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

        Our financial statements for 2000 and 2001 fully consolidate the results of TCP in accordance with Portuguese GAAP. As a result of the transfer of our interest in TCP to Vivo on December 27, 2002 and our acquisition of a 50% ownership interest in Vivo as of that date, our consolidated balance sheet data as of December 31, 2002, 2003 and 2004 proportionally consolidates 50% of Vivo's assets and liabilities. Our consolidated statement of income and cash flow data for the year ended December 31, 2002 includes the full consolidation of TCP's income and cash flows. Our consolidated statement of income and cash flow data for the years ended December 31, 2003 and 2004 proportionally consolidates 50% of Vivo's income and cash flows.

        In February 2001, TCP acquired an 83% indirect economic interest in Global Telecom (corresponding to 49% of the voting rights), a mobile telecommunications company operating in the Brazilian states of Paraná and Santa Catarina. On December 27, 2002, TCP purchased the remaining 51% of the voting shares of the three holding companies that own Global Telecom and as a result holds a 100% indirect economic interest in Global Telecom. Our consolidated results of operations for the year ended December 31, 2002 presented below reflect the results of operations of Global Telecom based on the equity method of accounting. Global Telecom's assets and liabilities as of December 31, 2002, 2003 and 2004 are reflected in our consolidated balance sheet through our proportional consolidation of Vivo. Global Telecom's income and cash flows for the years ended December 31, 2003 and 2004 are reflected in our consolidated statement of income and cash flows through our proportional consolidation of Vivo's income and cash flows.

        On April 25, 2003, TCP acquired a controlling interest in Tele Centro Oeste Participações, S.A., or TCO, a mobile telecommunications operator in the Midwestern and Northern regions of Brazil. As a result, TCO's assets and liabilities as of December 31, 2003 and 2004 are reflected in our consolidated balance sheets as of those dates through our proportional consolidation of Vivo. TCO's income and cash flows from May through December 2003 and for the year ended December 31, 2004 are reflected in our consolidated statement of income and cash flows for the years ended December 31, 2003 and 2004, respectively, through our proportional consolidation of Vivo's income and cash flows.

        Information provided in U.S. dollars for the year ended December 31, 2004 has been calculated on the basis of the Euro/U.S. dollar exchange rate on June 22, 2005 of €0.8244 = US$1.00. See "Presentation of Financial Information" and "—Exchange Rates".

	Year Ended December 31,
	2004	2004	2003	2002	2001	2000
	US$	EUR	EUR	EUR	EUR	EUR
STATEMENT OF PROFIT AND LOSS DATA:
Amounts in accordance with Portuguese GAAP
Operating revenues:
Services rendered	6,399.9	5,276.1	5,056.5	4,950.9	4,976.3	4,329.8
Sales of merchandise and products	748.4	617.0	583.5	492.0	613.5	684.7
Telephone directory	157.4	129.8	136.1	139.1	136.8	131.7
Total operating revenues	7,305.7	6,022.9	5,776.1	5,582.0	5,726.6	5,146.2
Operating costs and expenses:
Wages and salaries	905.1	746.2	705.9	694.8	668.6	578.1
Post retirement benefits	168.0	138.5	222.9	183.2	140.7	103.4
Costs of telecommunications	669.9	552.2	587.1	622.9	715.1	470.7
Depreciation and amortization	1,161.3	957.3	954.0	962.8	956.2	1,021.5
Subsidies	(18.3)	(15.1)	(20.6)	(31.5)	(36.8)	(38.1)
Maintenance and repairs	145.0	119.6	126.5	129.2	120.1	105.7
Own work capitalized	(108.6)	(89.5)	(74.5)	(114.0)	(179.3)	(133.9)
Raw materials and consumables	83.0	68.4	74.0	97.2	139.1	97.3
Costs of products sold	721.3	594.7	550.2	462.7	619.8	658.0
Telephone directories	105.4	86.9	90.4	92.0	89.2	87.1
Marketing and publicity	228.9	188.7	141.9	108.8	142.0	157.5
Concession rent	—	—	—	16.3	12.7	20.8
Other general and administrative	1,305.1	1,075.9	966.5	925.6	998.9	848.9
Provision for doubtful receivables, inventories & other	208.3	171.7	130.8	132.8	130.7	188.6
Other net operating income	(81.6)	(67.3)	(90.0)	(45.3)	(45.3)	(51.9)
Taxes other than income taxes	152.8	126.0	97.1	77.8	87.1	95.7
Total operating costs and expenses	5,645.6	4,654.3	4,462.4	4,315.3	4,558.8	4,209.4
Operating income	1,660.1	1,368.6	1,313.7	1,266.7	1,167.8	936.8
Other expenses, net	399.7	329.5	249.5	520.9	1,086.0	419.6
Work force reduction program costs	207.2	170.8	314.1	53.7	183.9	252.7
Extraordinary items	106.0	87.4	52.8	38.6	258.6	(492.2)
Income before income taxes	947.1	780.8	697.3	653.5	(360.7)	756.7
Provision for income taxes	(217.3)	(179.1)	(377.9)	(337.1)	(174.6)	(258.6)
Consolidated net income before minority interests	729.9	601.7	319.5	316.4	(535.3)	498.1
Loss (income) applicable to minority interests	(123.2)	(101.6)	(79.2)	74.6	342.7	42.3
Consolidated net income	606.7	500.1	240.2	391.1	(192.6)	540.3
Operating income per ordinary share, A share and ADS(1)	1.42	1.17	1.05	1.01	0.93	0.78
Earnings per ordinary share, A share and ADS(1)	0.52	0.43	0.19	0.31	(0.15)	0.45
Cash dividends per ordinary share, A share and ADS(1)(2)(3)	0.42	0.35	0.22	0.16	0.10	—
Share capital	1,414.9	1,166.5	1,254.3	1,254.3	1,254.3	1,201.8

Amounts in accordance with U.S. GAAP
Operating revenues	5,650.7	4,658.5	4,460.0	6,007.7	6,042.8	5,199.9
Operating income as restated(4)	1,019.0	840.7	723.1	383.2	696.1	395.8
Net income before change in accounting principles as restated(4)	618.5	509.9	145.5	1,315.3	208.1	66.8
Cumulative effect of a change in accounting principles SAB 101	—	—	—	—	—	(126.7)
Cumulative effect of a change in accounting principles SFAS 133	—	—	—	—	(57.5)	—
Cumulative effect of a change in accounting principles SFAS 142	—	—	—	(1,038.9)	—	—
Cumulative effect of a change in accounting principles SFAS 143	—	—	(7.4)	—	—	—
Cumulative effect of a change in accounting principle—subscriber acquisition costs	(29.3)	(24.2)	—	—	—	—
Net income after change in accounting principles as restated(4)	589.2	485.7	138.2	276.4	150.6	(59.8)
Earnings per ordinary share, A share and ADS as restated(4)(5)	0.49	0.40	0.11	0.22	0.12	(0.05)
Diluted net income per share as restated(4)(6)	0.47	0.39	0.11	0.21	0.12	(0.05)

(1)
Based on 1,201,750,000 ordinary and A shares issued in the year ended December 31, 2000, 1,254,285,000 ordinary and A shares issued in the years ended December 31, 2001, 2002 and 2003 and 1,166,485,050 ordinary and A shares issued in the year ended December 31, 2004.

(2)
Dividends for the year ended December 31, 2000 were not paid.

(3)
Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2001, 2002, 2003 and 2004 in US$ were US$0.09, US$0.17, US$0.28 and US$0.42 respectively.

(4)
Operating income and net income for the years ended December 31, 2000 and 2001 have been restated to include the effect of the reduction in the reported amortization expense for the translated carrying value of goodwill in Portugal Telecom's investment in TCP.

(5)
Based on the weighted average number of shares as of the date given and taking into account the number of shares issued pursuant to capital increases and all treasury shares, there were 1,091,826,182 shares for the year ended December 31, 2000, 1,228,392,386 shares for the year ended December 31, 2001, 1,253,880,328 shares for the year ended December 31, 2002, 1,249,778,188 shares for the year ended December 31, 2003 and 1,210,976,939 shares for the year ended December 31, 2004.

(6)
The weighted average number of shares is computed as a weighted average as of the date given and taking into account the number of shares from the exchangeable bonds issued on December 6, 2001, assuming conversion of the bonds into ordinary shares. For the years ended December 31, 2000, 2001, 2003 and 2004, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share since they would be antidilutive.

	December 31,
	2004	2004	2003	2002	2001	2000
	US$	EUR	EUR	EUR	EUR	EUR
CASH FLOW DATA:
Amounts in accordance with Portuguese GAAP
Cash flows from operating activities	2,447.5	2,017.8	2,334.0	2,092.3	1,475.4	1,357.6
Cash flows from investing activities	757.5	(624.5)	(459.5)	(1,009.6)	(2,528.5)	(2,343.2)
Cash flows from financing activities	2,410.8	(1,987.5)	(1,654.1)	(486.1)	1,839.9	1,131.0

	December 31,
	2004	2004	2003	2002	2001	2000
	US$	EUR	EUR	EUR	EUR	EUR
BALANCE SHEET DATA:
Amounts in accordance with Portuguese GAAP
Current assets	5,661.1	4,667.1	5,039.7	4,850.9	3,628.1	2,032.6
Investments, net	524.8	432.6	448.1	376.4	2,000.3	1,295.3
Fixed assets, net	4,928.2	4,062.9	4,268.0	4,575.8	5,491.3	5,446.2
Intangible assets—post retirement benefits	—	—	—	—	761.9	495.0
Intangible assets—other, net	3,897.2	3,212.9	3,150.1	2,968.7	4,934.4	3,878.8
Other non-current assets, net	713.3	588.0	652.0	954.3	820.3	68.3
Total assets	15,724.6	12,963.4	13,557.8	13,726.1	17,636.3	13,216.2
Current liabilities	4,589.0	3,783.1	3,354.5	2,958.0	3,240.0	3,154.2
Long-term debt	4,447.1	3,666.2	4,555.6	5,219.1	5,428.3	2,815.2
Accrued post retirement liability	1,540.4	1,269.9	1,256.0	1,061.5	1,810.0	1,488.0
Deferred income—post retirement benefits	—	—	—	—	23.0	26.2
Other non-current liabilities	1,162.5	958.4	806.8	929.1	1,748.2	257.4
Total liabilities	11,738.9	9,677.6	9,973.0	10,167.6	12,249.5	7,741.0
Net assets	3,985.7	3,285.8	3,584.8	3,558.5	5,386.7	5,475.2
Minority interests	704.8	581.0	644.0	447.2	1,220.0	1,113.1
Total shareholders' equity	3,280.9	2,704.8	2,940.8	3,111.3	4,166.8	4,362.1
Number of ordinary shares	1,166.5	1,166.5	1,254.3	1,254.3	1,254.3	1,201.7
Share Capital(1)	1,414.9	1,166.5	1,254.3	1,254.3	1,254.3	1,201.7
Amounts in accordance with U.S. GAAP
Total assets as restated(2)	14,391.9	11,864.7	11,764.3	12,554.2	16,747.8	14,534.6
Total liabilities as restated(2)	12,089.9	9,967.0	9,562.1	10,167.9	11,902.5	9,019.4
Total shareholders' equity as restated(2)	1,987.5	1,638.5	1,999.0	2,343.7	3,736.5	4,191.8

(1)
As of the dates indicated, Portugal Telecom did not have any redeemable preferred stock.

(2)
Assets, liabilities and shareholders' equity as of December 31, 2001 and 2000 have been restated to include the effect of translation of goodwill in TCP and the minimum pension liability adjustment.

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

        For the years ended December 31, 2002, 2003 and 2004 the majority of our revenues, assets and expenses were denominated in Euro, although a significant portion of our assets and liabilities are denominated in Brazilian Reais. We have published our audited consolidated financial statements in Euro and our shares trade in Euro on the Euronext Lisbon Stock Exchange. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real".

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

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro as certified for United States customs purposes by the Federal Reserve Bank of New York. On June 22, 2005, the Euro/U.S. dollar exchange rate was €0.8244 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2000	1.0873
2001	1.1217
2002	1.0561
2003	0.8786
2004	0.8022

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
December 31, 2004	0.7400	0.7317
January 31, 2005	0.7707	0.7658
February 28, 2005	0.7557	0.7530
March 31, 2005	0.7745	0.7681
April 30, 2005	0.7763	0.7704
May 31, 2005	0.8123	0.8008

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

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 22, 2005, the Real/U.S. dollar exchange rate was R$2.3760 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2000	1.8333
2001	2.3507
2002	2.9886
2003	3.0565
2004	2.9175

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
December 31, 2004	2.6563	2.6520
January 31, 2005	2.6495	2.6085
February 28, 2005	2.6185	2.5831
March 31, 2005	2.6883	2.6520
April 30, 2005	2.5538	2.5235
May 31, 2005	2.4230	2.3650

Escudo

        As of January 1, 2002, we ceased to use the Escudo. For the years ended December 31, 2001, 2002, 2003 and 2004 the majority of our revenues, assets and expenses were denominated in Euros. As a result, revenues, assets and expenses for years prior to 2001 have been translated from Escudos into Euros. All figures previously stated in Escudos have been converted to figures in Euro based on the fixed Escudo/Euro exchange rate, established on January 1, 1999, of PTE 200.482 per €1.00 or approximately €0.005 per PTE 1.00. See "—Euro".

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

A Growing Percentage of Our Revenue Is Derived From Businesses That Are Subject to Rapid and Sometimes Unpredictable Changes in Technology and to Increasing Competition

        During 2004, approximately 64.7% of our consolidated revenues were derived from businesses other than our wireline business in Portugal. These businesses include mainly mobile telecommunications in Portugal and Brazil and multimedia services in Portugal.

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

  •
  if we cannot attract and retain employees with the requisite skill level necessary to manage these new businesses; or

  •
  if customer usage does not increase, or if it declines or evolves away from the technologies and businesses in which we are investing.

Burdensome Regulation in an Open Market May Put Us at a Disadvantage to Our Competitors

        The Portuguese electronic communication sector is now fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. The Portuguese telecommunications regulator, ANACOM, is conducting a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of electronic communications as a result of the European Commission Recommendation on relevant product and service markets within the electronic communication sector subject to "ex ante" regulation. In all of the markets analyzed, the Portugal Telecom group has been found by ANACOM to have significant market power and consequently is subject to regulatory restrictions and obligations. These obligations and restrictions have not been imposed on other telecommunications operators and service providers. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal".

Regulation of Our Interconnection Rates Could Give Other Service Providers an Unfair Competitive Advantage

        European Union and Portuguese regulations require us to allow other telecommunications operators to use our network to connect their networks to ours and to terminate calls for them. We are also required to connect our networks to the networks of other service providers and to terminate calls for them. We believe the interconnection rates should reflect the cost of operating our network in Portugal. The Portuguese regulatory authorities may, however, set our rates at levels comparable to rates in certain other EU countries, where interconnection rates are lower than the current rates in Portugal. See "Item 4—Information on the Company—Regulation—Portugal".

The Portuguese Government Could Terminate Our Wireline Concession and Licenses

        We provide a significant number of services under a Concession granted to us by the Portuguese government and under licenses (that will be converted into "general authorizations" and "individual rights" following publication of law 5/2004, which will implement the new EU regulatory framework for electronic communications networks and services in Portugal) granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal". The Concession runs until 2025, with provisions for renewal. The Portuguese government can revoke the Concession after 2010, if it considers the revocation to be in the public interest. It can also terminate our Concession at any time if we fail to comply with our obligations under it. The Portuguese government can also terminate our licenses under certain circumstances. If the Portuguese government took such action, we would not be able to conduct the activities authorized by the Concession or the relevant licenses. This loss would eliminate an important source of our revenues.

Regulatory Investigations and Litigation May Lead to Fines or Other Penalties

        We are regularly involved in litigation and regulatory inquiries and investigations involving our operations. ANACOM, the Portuguese telecommunications regulator, the European Commission and the Autoridade da Concorrência, the Portuguese competition authority, can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries and investigations include several preliminary investigations by the Autoridade da Concorrência relating to alleged anti-competitive practices in our wireline and multimedia businesses. See "Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions" and "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

        If we are found to be in violation of applicable laws and regulations in this or other regulatory inquiries and investigations, or in litigation proceedings, which are currently pending against us or which may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

EU Regulation Regarding Abuse of Dominant Position Could Adversely Affect our Businesses

        On June 8, 2005, Portugal Telecom was informed through the press that Sonae.com, a competing telecommunications operator in Portugal, had filed a complaint against it with the European Commission, alleging abuse of dominant position in the Portuguese market under article 82 of the EU Treaty. We have not yet been served with the complaint. According to press reports, the complaint appears to relate specifically to our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimédia and PT Comunicações. Sonae.com has requested that the European Commission require us to separate our cable television and fixed line telecommunications operations. We believe that steps already taken to operate our cable television business in Portugal through PT Multimédia, which is a separate legal entity that has a separate Board of Directors and independent shareholders, should satisfy the requirements of relevant EU regulations, including article 82 of the EU Treaty, as implemented in Portugal. However, there can be no assurance that the European Commission will not require us to change the current ownership structure or existing operational arrangements between PT Multimédia and other companies of the Portugal Telecom group in response to Sonae.com's complaint or subject us to other penalties, fines, damages or sanctions. Because Sonae.com's complaint is at a very preliminary stage of review at the European Commission, and we do not know what the potential time frame will be for resolution of this issue, we cannot predict what the impact could be on our results of operations. We believe that Portugal Telecom has complied with relevant laws and has not abused its position in the markets where it operates. See "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

Competition From Mobile Telephony and From Other Wireline Operators Could Significantly Reduce Our Fixed Telephone Revenues

        During 2004, approximately 35.3% of our consolidated revenues were derived from services provided by our wireline business in Portugal. As a result of the substitution of mobile for fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can by-pass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a significant decline in our revenues from international wireline telephone services.

        The decrease in wireline traffic and lower tariffs resulting from competition could significantly harm our overall revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business".

The Broadband Market in Portugal is Highly Competitive and It May Become More Competitive in the Future

        At the end of 2004, we had 695,000 broadband subscribers (380,000 asymmetric digital subscriber lines, or ADSL, and 315,000 through cable modems), which represented a growth of 78% over the number of broadband subscribers at the end of 2003. Some of our competitors have been improving their commercial offer in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and pay-TV subscription). We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access, or BWA, and universal mobile telecommunications service, or UTMS, we may face loss of market share in the broadband market, which could result in a loss of subscribers and eventually a loss in revenues.

The Development of Voice over Internet Protocol Services May Reduce Our Voice Telephony Revenues

        As existing Voice over Internet Protocol, or VoIP, technology develops and new technologies emerge, competition from VoIP services is likely to intensify. VoIP has a significantly more advantageous cost structure when compared to Public Switched Telephony Networks, or PSTN. Currently, some VoIP-based providers are able to offer cost-free calls between VoIP users, as well as call prices to PSTN and mobile networks at significant discounts to our tariffs. Competition from VoIP-based operators is likely to increase price pressure on voice tariffs and reduce wireline traffic, which could harm significantly our voice telephony revenues.

Increased Competition in the Portuguese Mobile Markets May Result in Decreased Tariffs and Loss of Market Share

        We operate in the highly competitive Portuguese mobile telecommunications market. As competition continues to intensify, our mobile business may lose market share, and we may reduce our tariffs for these services further or introduce new packages at significant discounts to our current tariffs.

        We believe that our existing mobile competitors, Vodafone and Optimus, a subsidiary of Sonae.com, will continue to market their services aggressively. In June 2005, Optimus introduced a virtual operator "Rede 4" in response to our new offer "Uzo" at a significant discount to our new tariffs. Although both Uzo and Rede 4 are divisions of TMN and Optimus, respectively, they are both positioned commercially as independent operators, targeting low-cost subscribers.

        In addition, the commercial introduction in Portugal of third generation mobile services could heighten competition and reduce the potential profitability of providing third generation services. Moreover, ANACOM may open the mobile market to mobile virtual network operators, or MVNOs, which do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM and UMTS services. Competition from companies providing wireless local-area network, or WLAN, services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services.

PT Multimédia's Success Depends on Its Ability to Offer New Products and Services and to Keep Up with Advances in Technology

        PT Multimédia has introduced and continues to introduce new products and services, such as high speed Internet access via cable and TV services, including improving channel offer and introducing services through digital signal transmission. PT Multimédia expects to market and sell such products and services effectively. If it is not successful, its business, financial position and results of operations may be harmed. In addition, PT Multimédia cannot be sure that there will be adequate demand for its system upgrades or new product and service offerings. Because technology changes very rapidly, it is not possible to ensure that the technology PT Multimédia uses or will use in offering its products and services will not be rendered obsolete by new and superior technology. In addition, many of the new products and services that PT Multimédia intends to offer may also be offered by its competitors. Therefore, these new products and services may fail to generate revenue or attract and retain the level of customers that we currently anticipate.

PT Multimédia is Subject to Competition in Each of Its Business Areas, which is Expected to Intensify

        PT Multimédia faces competition in all its business areas. As existing technology develops and new technologies emerge, competition is likely to intensify in all these areas, particularly with regard to products and services related to subscription TV and Internet. PT Multimédia's cable and satellite TV services face competition from broadband local loop access based on BWA. In January 2005, Jazztel, a direct competitor of Portugal Telecom's wireline business, launched a commercial offer through BWA in the geographical areas where it operates. Video over ADSL is also expected to be a competitor of PT Multimédia's television services. In June 2005, Novis, a direct competitor of Portugal Telecom's wireline business, announced it may launch an IP television offer that would compete with PT Multimédia's television services. Terrestrial digital television, for which an auction for the granting of a license was originally scheduled for March 2005 but due to the several political changes in Portugal was postponed, will be a direct competitor of PT Multimédia's subscription TV business. ANACOM has announced its interest in launching a new auction but has not announced a date for this auction. In its audiovisuals business, PT Multimédia also faces competition at the film distribution, film rights marketing and film screening levels. If PT Multimédia is unable to compete successfully, its business, financial position and results of operations could be significantly harmed.

We Are Exposed to Exchange Rate and Interest Rate Fluctuations

        We are exposed to exchange rate fluctuation risks mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2004, cumulative foreign currency transaction adjustments related to investments in Brazil were negative €2,204.0 million. Further devaluations in the Brazilian Real could result in further negative adjustments. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity" and "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real".

        The majority of the debt of our Brazilian subsidiaries is either Real-denominated or has been swapped into Reais, and exposure to exchange rate fluctuations is not significant.

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

        Devaluation of the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 1.1% in 2000, by 12.8% in 2001 and by 81.4% in 2002. During 2002, the Real underwent significant devaluation due in part to political uncertainty in connection with the elections and the global economic slowdown. In the period leading up to, and after, the general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that would differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real. The Real appreciated during 2003 and 2004 against the Euro by 1.29% and 1.36%, respectively. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        As the majority of our debt issued in Brazil is denominated in or swapped into Real, a devaluation of this currency against the Euro could decrease our total debt, although this impact could be offset by the differential between Euro and Real interest rates.

        During 2004, the Brazilian Central Bank tightened its monetary policy to contain inflationary pressures resulting from high international prices for oil and other commodities, and increased the SELIC basic interest by 125 bp in the second half of 2004 to 17.75% at year end. An increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil. In addition, an increase would raise our interest costs because most of the interest on our debt is floating, primarily in relation to Real-denominated debt, which floats based on the commercial rate exchange market.

        Inflation in Brazil.    Brazil has historically experienced extremely high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.6% in 2004 compared to 9.3% in 2003 and to 26.4% in 2002. If Brazil continues to experience significant inflation, Vivo may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected, which could in turn have an adverse effect on our results of operations.

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

Regulation May Have a Material Adverse Effect on Vivo's Results

        Our mobile business in Brazil is subject to extensive regulation, including certain regulatory restrictions and obligations relating to licenses, competition, taxes and rates (including interconnection rates) applicable to mobile telephone services. Changes in the regulatory framework in the mobile telecommunications sector may have a negative impact on Vivo's revenues and results of operations. Moreover, Vivo's operating subsidiaries are restricted from increasing some of the rates that they charge for services provided even if the devaluation of the Real and an increase of interest rates by the Brazilian government increase their costs. Such circumstances may limit Vivo's flexibility in responding to market conditions, competition and changes in its cost structure, which could have a material adverse effect on its results of operations and in turn adversely affect our results of operations.

The Conditions Applying to Vivo's Subsidiaries Under the SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations

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

        The SMP regime imposes restrictions on the provision of wireline services. As a result of the restrictions, because ANATEL considers Vivo's subsidiaries to be affiliated with Telefónica, which provides wireline long distance services in the state of São Paulo and was awarded a license to provide such services nationwide, ANATEL will not award a wireline long distance license to any of Vivo's subsidiaries. As a result, Vivo's subsidiaries no longer receive revenues from wireline long distance services but receive revenues from interconnection fees paid by wireline long distance operators for wireline long distance traffic originating and terminating on their networks. The interconnection fees do not fully compensate, however, for the loss of wireline long distance revenues, and this has had a negative impact on the overall revenues of Vivo's subsidiaries.

        Under the SMP regime, an SMP mobile operator will pay for the use of another SMP mobile operator's network in the same authorization area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them (known as a partial "Bill & Keep"

regime). In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule was meant to be valid until June 30, 2005, after which a full "Bill & Keep" regime was expected to be applied whereby no payments would be required for network usage between SMP networks, regardless of the amount of traffic. However, ANATEL has not yet reached a final determination on the interconnection regime applicable after June 30, 2005. If ANATEL opts for a full "Bill & Keep" regime and if the traffic Vivo's subsidiaries terminate for other SMP mobile operators exceeds the traffic other SMP mobile operators terminate for Vivo's subsidiaries, Vivo's, and consequently our, revenues and results of operations may be adversely affected. See "Item 4—Information on the Company—Regulation—Brazil—SMP Regulation".

Interconnection Negotiations May Not Result in Sufficiently Remunerative Revenues for Terminating Calls on the Mobile Networks of Vivo's Subsidiaries and May Negatively Affect our Revenues and Results of Operations

        Under the new SMP regime, interconnection fees for the termination of calls on mobile networks will be determined through commercial negotiations between Vivo's subsidiaries and other telecommunications operators. If the parties do not reach an agreement, the matter will be determined through arbitration, which will be conducted by ANATEL. Vivo's interconnection fees should have been revised pursuant to the new regime in February 2005, but the parties have not yet reached a final agreement through commercial negotiations. Prior to the introduction of the new regime, the interconnection fees for termination of calls on mobile networks were determined by ANATEL. See "Item 4—Information on the Company—Regulation—Brazil—SMP Regulation".

        Vivo faces the following risks under the new regime: (i) delays in reaching a final agreement between the parties could lead to delays in implementation of interconnection fee adjustments, and (ii) because the final outcome on fees is dependent on the relative bargaining power between Vivo and the other companies, Vivo may receive less revenues than under the previous regime. Because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo's subsidiaries derive an important part of their revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on the subsidiaries' mobile networks. If the interconnection fees are reduced, operating revenues may be negatively affected as a result.

Vivo Faces Substantial Competition in Each of its Markets that may Reduce its Market Share and Harm our Financial Performance

        Since the opening of the Brazilian market for mobile telecommunications services to competition in 1998, several licenses have been granted for mobile telecommunications services in the areas where Vivo's subsidiaries operate. The introduction of the SMP regime has further increased the number of licensees, which has intensified competition. There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within the market, for example if financially stronger companies are better positioned to compete with Vivo's subsidiaries or if some brand names become better known than others. Vivo's subsidiaries may be unable to respond adequately to pricing and other competitive pressures resulting from consolidation, which would adversely affect their businesses, financial conditions and results of operations. The level of competition from wireline service providers is also increasing. Failure by Vivo's subsidiaries to compete successfully could result in them losing market share and revenues. For more information about the various bands of licenses granted for mobile services in Vivo's coverage areas and competing operators, see "Item 4—Information on the Company—Competition—Competition Facing Vivo in Brazil".

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

  •
  sales of telecommunications equipment.

        In Portugal, we are the leading provider of all of these services. The provision of wireline services in Portugal continues to account for a larger proportion of our revenues (35.3% during 2004) as compared to revenues derived from any other line of business in our group. In Brazil, we have a leading position in the mobile market. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles, the Spanish telecommunications company, pursuant to which we created, on December 27, 2002, a new mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003. See "—Our Businesses—Brazilian Mobile Business", below.

        We are focusing our efforts on market segments and businesses that have the potential for high growth, and we are positioning our company as the leading integrated supplier of a full range of telecommunications services in Portugal. We derive an increasing share of our revenues from mobile services in Portugal and Brazil, and from new services in fast-growing businesses in Portugal, such as multimedia and Internet services.

        The telecommunications market is increasingly characterized by new technological developments resulting in new opportunities and risks for telecommunications operators, the growth in demand for Internet-related services and the increasing use of information technology in telecommunications services. Our objectives are to:

  •
  continue to leverage our experience as the leading provider of wireline, mobile and multimedia services in Portugal;

  •
  maintain the growth of our customer base and service portfolio, by introducing new products and services and further improving quality of service levels;

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

Our Businesses

Business Units

        Our market is characterized by increasing competition and rapid technological change. Portugal Telecom's business unit subsidiaries are held by Portugal Telecom in its role as holding company. We have integrated different functions across the board, with particular emphasis on information systems (PT Sistemas de Informação, or PT SI), research and development capabilities (PT Inovação), back office activities (PT PRO), central purchasing capabilities (PT Compras) and call center operations (PT Contact). In addition, in April 2004 we created Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A., or PT II, to manage all of our international businesses. See "Item 5—Operating and Financial Review and Prospects—Overview—Our Business Reorganization and Revenue Reporting Categories".

        The diagram below presents our different businesses as of December 31, 2004, which takes into account the internal reorganization of our businesses we initiated in 2003 and completed in the first quarter of 2004.

(1)
Providing wireline services in Portugal, including our fixed telephone service, Internet access services, wholesale services and data and business solutions services.

(2)
In our discussion of this business segment below, we have provided a diagram of the organizational structure of Vivo.

(3)
Providing multimedia services in Portugal, including cable operations through TV Cabo, audiovisuals services through Lusomundo Audiovisuals and Lusomundo Cinemas, and media services through Lusomundo Serviços and Lusomundo Media, which PT Multimédia agreed to dispose of on February 28, 2005, subject to the approval of the Portuguese competition authority. See "—Multimedia Business", below. In our discussion of this business segment below, we have provided a diagram of the different businesses operating under PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or PT Multimédia.

(4)
Various international investments, managed through PT II, including global telecommunications operators in Cabo Verde Islands, Sào Tomé e Principe Islands and Macao, mobile operators in Morocco and Angola, and other investments in various countries.

(5)
Various instrumental companies providing services to Portugal Telecom group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT PRO (shared services), PT Compras (central purchasing) and PT Contact (call centers).

        The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	% Increase of Item	2004	% Increase of Item
Wireline Business	2,441.1	2,287.9	(6.3)%	2,266.3	(0.9)%

Retail	1,477.8	1,410.2	(4.6)%	1,383.8	(1.9)%
Wholesale	442.0	444.8	0.6%	442.0	(0.6)%
Data and Corporate	235.7	235.9	0%	242.0	2.6%
Directories	139.1	136.1	(2.5)%	129.7	(4.7)%
Sales	35.1	37.0	5.7%	37.6	1.7%
Other	111.4	23.9	(78.5)%	31.2	30.5%
Domestic Mobile Business	1,474.8	1,522.6	3.2%	1,588.3	4.3%
Services	1,332.7	1,384.1	3.9%	1,440.2	4.1%
Sales	142.0	138.5	(2.5)%	148.1	6.9%
Brazilian Mobile Business	1,218.1	1,361.5	11.8%	1,503.0	10.4%

Services	1,049.1	1,093.8	4.3%	1,183.4	8.2%
Sales	169.0	267.7	58.4%	319.6	19.4%
Multimedia Business	622.8	684.3	9.9%	729.8	6.6%

Pay TV and Cable Internet	367.8	432.8	17.7%	495.4	14.5%
Audiovisuals	110.7	107.7	(2.7)%	80.0	(25.8)%
Media	144.2	143.8	(0.2)%	154.0	7.1%
Other	0	0	n.a.	0.5	n.a.
Other Businesses	346.0	404.8	17.0%	440.8	8.9%

Eliminations in consolidation	(520.8)	(485.0)	6.9%	(505.3)	(3.8)%

Total consolidated operating revenues	5,582.0	5,776.1	3.5%	6,022.9	4.3%

Wireline Business

        Our wireline business consists of the three operating companies, PT Comunicações, PT Prime and PT.com, which provide the following services on our wireline network:

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

        PT Prime offers corporate customers in Portugal data and corporate services through a "one-stop-shop" for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing. Until October 6, 2003, we held 87.5% of the share capital of PT Prime. SIBS, a Portuguese entity operating the ATM network and the inter-bank payment system in Portugal, held the remaining 12.5%, which we acquired on that date for €39 million.

        PT.com is the leading Internet company in Portugal, operating as an Internet access service provider using our fixed line network and in portal and related activities through sapo.pt, Portugal's leading Internet portal. PT.com was formed as PT Multimédia.com, or PTM.com, in March 2000 by PT Multimédia to aggregate all of its Internet activities focused on the residential and small and medium- sized enterprise markets. On October 17, 2002, we entered into an agreement with PT Multimédia to acquire its 100% interest in PTM.com. The sale of PT Multimédia's Internet business to us was intended to encourage the continued growth of our broadband businesses and increase the loyalty of fixed line subscribers, while providing a single platform for investment and development of on-line services and content for the Portugal Telecom group. The results from our services provided through PTM.com, renamed PT.com in November 2004, have been included in our wireline business segment since 2003. We have adjusted our results for years prior to 2003 to include PT.com's results in our wireline business segment, as opposed to our PT Multimédia business segment. See "Item 5—Operating and Financial Review and Prospects—Overview—Our Business Reorganization and Revenue Reporting Categories".

        Fixed Line Network.    We, through PT Comunicações and PT.com, maintained approximately 4.4 million telephone and ADSL access lines in service at December 31, 2004, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into traditional main lines (PSTN), ISDN lines and asymmetric digital subscriber lines (ADSL) lines. Because of their large capacity, we count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. Using this counting convention, total main lines included approximately 783 thousand equivalent ISDN lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2004, we had 420 thousand ADSL lines, of which 380 thousand were attributable to our ADSL retail business (which is operated by PT.com), and 3,948 thousand PTSN/ISDN lines, of which 79% were residential/small office home office clients, 16% business and the remainder mainly payphones, wholesale lines and other.

        The following table shows the number of our main lines by category.

	As of December 31,
	2000	2001	2002	2003	2004
Fixed line main lines in service (thousands)
Traditional main lines	3,650	3,501	3,317	3,224	3,165
ISDN main line equivalents	653	800	826	813	783
ADSL	0	3	53	188	420
Total	4,303	4,304	4,196	4,225	4,368
PSTN/ISDN fixed line main lines per 100 inhabitants	41.9	42.3	41.9	41.2	40.6
Public pay phones (thousands)	47.7	45.5	43.8	41.4	47.3

        Over past years, PT Comunicações has made significant investments to meet subscriber demand for lines and to modernize our fixed line network. As a result, the number of PSTN/ISDN lines per 100 inhabitants almost doubled from 20.9 fixed line main lines at the end of 1989 to approximately 40.6 fixed line main lines at the end of 2004.

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

        During 2003, PT Comunicações focused its attention on attracting new wireline customers through a campaign entitled "Rediscover the Fixed Business". PT Comunicações offered its wireline customers a large portfolio of modern and innovative products and services. During 2004, PT Comunicações focused on customer retention and loyalty in order to turn around the wireline business. The aggressive rollout of ADSL was central to this strategy. Throughout 2004, new broadband products and offers were launched, including the launch of one of the first broadband prepaid offers in Europe and the revamping of the ADSL product brand, Sapo ADSL.

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2004, PT Comunicações was providing approximately 1,099 voicemail boxes.

        Our fixed line network includes ISDN lines, which transmit voice and data at higher rates than analog lines. We, through PT Comunicações, have offered ISDN services commercially since 1994. PT Comunicações offers a basic-rate service, which provides two communications channels. It also offers a primary-rate service which provides up to 30 communications channels. At the end of December 2004, PT Comunicações had 267,173 subscribers to its basic-rate ISDN service and 8,278 subscribers to its primary-rate ISDN service.

        The following chart sets forth the number of ISDN equivalent main lines at the end of each of the last five years:

ISDN Lines

        By the end of 2004, ISDN lines represented 19.8% of our total equivalent fixed line main lines, as compared with 20.1% one year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and PT Comunicações' ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

        We, through PT Comunicações, have started to deploy higher-speed ADSL lines. PT Comunicações launched ADSL service on a wholesale basis in Lisbon and Oporto in 2002, covering 98.9% and 99.2% of those cities, respectively. Throughout the remainder of 2002, ADSL services were made available in the rest of Portugal, increasing total coverage throughout Portugal to 95% at the end of 2004. In addition, through PT.com we launched a plug & play solution ADSL service in the third quarter of 2002, targeting residential customers, and a tailor-made service developed for small office home office and small and medium-sized enterprise customers.

        PT Comunicações had 0.2 billing complaints per 1,000 bills and 9.7 reported faults per 100 main lines in the year ended December 31, 2004. The percentage of faults repaired in less than 12 working hours was 77.7% in 2004, compared with 74.5% in 2003. PT Comunicações offers residential customers detailed billing on request without extra charge.

        Traffic.    Total traffic originating on the network has been decreasing since 2002. The chart below sets forth the rate of growth or decrease of traffic originated on our fixed line network.

Total Growth of Originated Traffic

        The following table shows the breakdown of fixed line traffic originated on our fixed line network among mobile, Internet and data and other domestic and international traffic for the periods indicated.

	Year ended December 31,
	2000		2001		2002		2003		2004
	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)	Millions of minutes	(%)
Domestic	8,933	53.7	7,431	43.0	6,480	39.6	5,841	40.1	5,236	42.8
International	413	2.5	411	2.4	402	2.5	382	2.6	372	3.0
Fixed-to-Mobile	1,290	7.8	1,215	7.0	1,119	6.8	1,023	7.0	918	7.4
Internet	5,630	33.8	6,920	40.0	6,581	40.3	5,023	34.5	3,151	25.3
Other	379	2.2	1,319	7.6	1,758	10.8	2,294	15.8	2,673	21.5
Total	16,645	100.0	17,296	100.0	16,340	100.0	14,563	100.0	12,440	100.0

        During 2004, Internet-related traffic accounted for approximately 25% of the total traffic originated on the fixed line network, compared with 34% during 2003. According to an administrative decision by ANACOM, the Portuguese telecommunications regulator, of February 21, 2001, PT Comunicações changed its billing structure for Internet service and established a new access regime for

ISPs, which we refer to as the Reference Offer for Internet Access. This billing structure accommodates two different types of pricing methods. Under the first method, ISPs pay a call origination charge to PT Comunicações, and, if the ISPs request that PT Comunicações invoice customers on their behalf, they also pay PT Comunicações the corresponding charge for the invoicing service. Under the second method, PT Comunicações charges the ISPs a wholesale flat rate and the ISPs bill their own customers. On September 23, 2003, ANACOM decided that data traffic and Internet traffic should be included in our Reference Interconnection Offer. Accordingly, PT Comunicações now offers two access regimes to ISPs: (i) the Reference Offer for Internet Access, which includes the two pricing methods described above, and (ii) the Reference Interconnection Offer, which includes a pricing method based on call origination. On March 16, 2004, ANACOM issued a new administrative decision regarding the billing structure for our Reference Interconnection Offer. As a result, the call origination pricing arrangements between PT Comunicações and ISPs are now ruled by two different billing regimes. The primary differences between the two billing regimes relate to origination prices, the manner in which ISP infrastructures are connected to PT Comunicações' wireline network and billing arrangements. The regime introduced in March 2004 has lower origination charges, involves the use of leased lines and does not require PT Comunicações to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their arrangements to connect with PT Comunicações' wireline network. For additional information, see "—Regulation—Portugal—Interconnection—Internet Access".

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

        Promotional Efforts and Market Analysis.    PT Comunicações has increased its promotional and marketing campaigns. It wants the public, and particularly its customers, to recognize that it provides better service and more attractive billing packages than its competitors. PT Comunicações is aggressively promoting the sale of products and services targeted to specific customers, in line with its "resegmentation of customers" policy implemented in 2004 through:

  •
  the successful promotion of a special pricing package named "PT Preços para Si", which was launched in 2003, and the launch of new pricing packages based on the principles of simplicity, liberty and discount, named "PT Minutos Diários", "PT Simples", "PT Economia", "PT Liberdade" and "PT Mix", which have sold more than 947 thousand packages in 2004;

  •
  the launch of new equipment, such as Siemens Gigaset C100, Fusitju Enjoy, PT Decibel, Kit Home Guard and Kit Power Max, allowing access to new facilities, such as "Homesecurity";

  •
  "Rede ADSL PT", which involves the wholesale offer of ADSL to ISPs. During 2004, total ADSL lines grew 123% and represented 9.6% of PT Comunicações' fixed line main lines, compared to 4.5% in 2003;

  •
  the launch and promotion of innovative products and services and special pricing packages, such as "Camapanha Primavera", "Dia dos Namorados Pack Para Ti" and "Agame já o seu lugar no Euro 2004";

  •
  the "PC for All" project aimed at increasing PC penetration in Portugal, which bundled affordable PCs with consumer finance and through which we provided broadband access to the majority of schools in Portugal in 2004; and

  •
  the launch of an interactive public phone, called "Webphone PT", providing Internet access, e-mail and SMS services.

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

Retail

        Fixed Line Telephone Services.    We provide public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €1,261.2 million, €1,330.3 million and €1,417.6 million to our wireline operating revenues during 2004, 2003 and 2002, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

  •
  Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as a monthly fee from pricing packages.

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

        Fixed Charges.    PT Comunicações' fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €670.3 million, €647.5 million and €629.1 million to our wireline operating revenues during 2004, 2003, and 2002, respectively.

        As at December 31, 2004, the installation charge to our subscribers was €71.83. The standard line rental fee was €12.66 per month for standard lines and €25.20 per month for ISDN basic lines, in each case excluding value-added tax.

        The chart below illustrates changes in PT Comunicações' prices and fees from 2000 through 2004. All prices are in Euros and exclude VAT.

Fixed Fees for Fixed Line Telephone Services(1)

	As at December 31,
	2000	2001	2002	2003	2004
Installation fee	77.69	74.41	71.83	71.83	71.83
Line rental per month	12.08	12. 27	11.85	12.3	12.66

(1)
Amounts rounded to nearest hundredth.

        Traffic.    Traffic contributed €590.9 million, €682.8 million and €788.5 million to our wireline operating revenues during 2004, 2003, and 2002, respectively. Measured in minutes, total fixed line retail traffic originating on our fixed line network decreased by 14.6% during 2004, compared with 2003. The decrease was primarily due to the continuing effects of mobile substitution and the migration of heavy dial-up Internet users to ADSL.

        Domestic.    Domestic traffic contributed €514.7 million, €593.0 million and €668.7 million to PT Comunicações' operating revenues in 2004, 2003 and 2002, respectively.

        • Prices.    On January 1, 2000, PT Comunicações introduced a system for charging its customers on a per-second basis, after a time credit included in the initial call price. PT Comunicações has three domestic tariffs: local, regional and national. Between the end of 2000 and the end of 2004, weighted average prices for domestic fixed line telephone services decreased by 1.6% per year in nominal terms. Compared with 2003, over the course of 2004, domestic prices decreased a further 0.76% in nominal and annual terms. See "—Regulation—Portugal—Pricing of Wireline Services".

        The chart below illustrates changes in PT Comunicações' prices from 2000 through 2004. The call prices from 2000 through 2004 are for a three-minute call at peak rates in 2004 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As at December 31,
	2000	2001	2002	2003	2004
Local call prices	0.13	0.12	0.12	0.12	0.13
Regional call prices	0.31	0.24	0.23	0.21	0.16
National call prices	0.42	0.35	0.33	0.29	0.20

(1)
Amounts rounded to nearest hundredth.

        The average annual reduction in 2004 for the basket of prices was about 0.76% in nominal terms. PT Comunicações' pricing structure has come more into line with pricing structures in the rest of the EU over the last ten years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2004.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2004
	EU Average(1)	EU Average(2)	Portugal
Local call prices	0.10	0.11	0.13
Regional call prices	0.19	0.18	0.16
National call prices	0.20	0.19	0.20

(1)
The average including all 25 member states of the EU.

(2)
The average including only the previous 15 member states of the EU.

        To increase its price competitiveness, PT Comunicações is promoting innovative differentiated pricing plans for market segments. For example, it offers various plans specially designed for business customers as well as other plans for residential customers. PT Comunicações also offers a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society. In addition, in 2004, PT Comunicações launched three new pricing plans: (i) the "simplicity plan," which charges a single price for all fixed-to-fixed calls; (ii) the weekend flat rate plan; and (iii) the off-peak weekday plan.

        International.    PT Comunicações estimates that operating revenues from international fixed line telephone services were €76.3 million in 2004 compared with €89.8 million in 2003 and €119.8 million in 2002. Revenues from international fixed line telephone services come primarily from charges to its individual and business subscribers in Portugal for outgoing calls. PT Comunicações must pay a portion of these charges to other international operators whose facilities carry the calls. Over the past two years, PT Comunicações' revenues from international fixed line telephone services decreased as a result of decreases in international traffic and prices for outgoing international calls. PT Comunicações expects these decreases to continue.

        • Accounting Rates. Historically, the amount of incoming traffic has been significantly greater than the amount of outgoing traffic. As a result of this imbalance, PT Comunicações receives higher payments from other international telecommunications operators than it pays out to these operators. PT Comunicações negotiates the amount of the payments with these operators periodically.

        In recent years, the billing rates among operators have been declining steadily, both for incoming and outgoing traffic. PT Comunicações estimates that, on an aggregate basis in Euros, termination rates for international traffic at the end of 2004 decreased by a weighted average of approximately 2.0% for incoming traffic and decreased by 0.4% for outgoing traffic as compared to the end of 2003.

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

        Between the end of 2000 and the end of 2004, PT Comunicações experienced aggregate reductions in real terms of 8.3% in international traffic prices.

        The table below shows changes in prices for our international fixed line telephone services to selected destinations since 2000. The prices for 2000 through 2004 are peak rate prices per minute on the basis of a three minute call, set at 2004 constant prices. They are in Euros and exclude VAT.

Selected Prices for the International Services(1)

	As of December 31,
	2000	2001	2002	2003	2004
EU(2)	0.29	0.28	0.27	0.27	0.27
Other European countries(3)	0.67	0.63	0.61	0.61	0.61
United States	0.30	0.29	0.28	0.28	0.28
Canada	0.30	0.29	0.28	0.28	0.28
Brazil	0.67	0.59	0.57	0.57	0.57

(1)
Euro amounts rounded to nearest hundredth.

(2)
Including Switzerland.

(3)
Excluding Norway and Iceland.

        ADSL Services and ISPs.    PT.com is the leader in providing Internet access in Portugal. As at December 31, 2004, PT.com had approximately 380 thousand ADSL retail customers, which represented an overall increase of 136% over the previous year. PT.com also offers dial-up paid and free Internet access services. The number of hours of subscriber use in 2004 decreased by 46% to 13 million hours compared to 23 million hours in 2003, reflecting the increasing penetration of broadband in Portugal.

        Application Service Provider (ASP).    PT.com also provides ASP services in Portugal. These activities include remote applications services, web hosting and web design services to small and medium-sized enterprises. PT.com had approximately 2,784 thousand customers for its ASP business at December 31, 2004.

Wholesale

        Our wireline business' wholesale services, which are provided primarily through PT Comunicações, consist of:

  •
  domestic and international interconnection telephone services that we provide to other telecommunications service providers in Portugal, including other companies in our group;

  •
  leasing of national and international lines to other telecommunications service providers and Portuguese cable television operators, including other companies in our group;

  •
  provision of ADSL on a wholesale basis to other ISPs, including other companies within the Portugal Telecom group;

  •
  transmission of television and radio signals for major broadcast television companies in Portugal;

  •
  narrowband Internet access origination services, which we provide to ISPs, including other companies within the Portugal Telecom group; and

  •
  other services provided to telecommunications service providers and operators, such as local loop unbundling and IP international connectivity.

        Wholesale services provided €442.0 million, €444.8 million and €441.9 million to our wireline operating revenues in 2004, 2003 and 2002, respectively.

        Traffic.    Interconnection and narrowband Internet access traffic comprises about 49.7% of our wholesale business in terms of revenues. The service providers who purchase interconnection services include fixed and mobile network operators, telephony and data communications service providers, Internet service providers, value-added service providers and service providers whose international calls are terminated on or carried by PT Comunicações. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. This interconnection is necessary, for example, to allow calls or data signals that originate on another network to terminate on our network, and vice versa. PT Comunicações has interconnection rates for call termination, call origination, transits and international interconnection. In 2004, interconnection rates per minute for call termination included local transit rates equal to €0.007, single transit rates equal to €0.01 and double transit rates equal to €0.0149, each based on a three-minute call made during peak hours. PT Comunicações published the latest version of its reference offer for unbundled access to our local loops on December 16, 2004, and since then has made available to its competitors, where technical and space conditions are available, all of the local switches, 101 of which are co-located. See "—Regulation—Portugal—Unbundling of the Local Loop" and "—Regulation—Portugal—Number Portability and Carrier Selection".

        Wholesale traffic is generated by the interconnection portion of our wholesale business, which decreased by 89.5% in 2004 compared with 2003. This decrease was primarily due to a decrease in Internet traffic, which was partially compensated for by increases in indirect access traffic. The following table sets forth the total amount of wholesale domestic traffic on our fixed line network during the period 2000 through 2004.

Wholesale Domestic Traffic
(millions of minutes)

	Year ended December 31,
	2000	2001	2002	2003	2004
Mobile	1,172	1,061	998	959	912
Internet	5,630	6,916	6,581	5,023	3,151
International	1,138	1,343	1,420	1,318	1,413
Other	594	2,336	2,831	3,008	3,753
Total	8,534	11,656	11,830	10,308	9,229

        The traffic figures for mobile include fixed-to-mobile, mobile-to-fixed and mobile-to-mobile traffic between different networks.

        We estimate that international wholesale mobile traffic accounted for approximately 44% of the Portugal Telecom group's total outgoing international traffic and approximately 37% of total incoming international traffic in 2004. We estimate that, in 2003, these percentages were approximately 43% and 36%, respectively.

        Leased Lines.    We lease lines to other telecommunications providers for fixed, mobile and data communications services, including our other subsidiaries and competitors. Since 1996, we have been leasing lines to resellers who offer voice services to corporate networks and closed user groups. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points.

        Our Concession requires us to provide leased lines to third parties. ANACOM defined a minimum set of leased lines as including 2-wire and 4-wire traditional lines and 64 kbit/s to 34 Mbit/s digital lines. We are also providing higher capacity 140 Mbit/s and above digital lines to third parties in Portugal.

        The three current mobile telephone operators in Portugal, which include our subsidiary TMN, Vodafone Portugal and Optimus, are among our wireline business' largest leased line customers. Our wireline business leases lines to TMN and TV Cabo on a basis that does not discriminate against other customers.

        Prices.    The net prices and fees we receive from providing access to our fixed line network on a wholesale basis are less per minute than those we charge for domestic and international fixed line telephone services.

        Domestic interconnection revenue per minute for calls terminated on our network declined by 12.2% in nominal terms in 2004 compared with 2003. International interconnection revenue per minute declined by 10.6% in nominal terms in 2004 compared with 2003. In accordance with EU and Portuguese regulation, PT Comunicações' interconnection prices are cost-oriented and non-discriminatory.

Data and Corporate

        Our data and corporate services, within our wireline business, are provided by PT Prime to top corporate and business customers that have a need for complex telecommunications solutions. It offers those customers data and business solutions, such as:

  •
  low speed data communications

  •
  digital leased lines

  •
  broadband data and metroLAN solutions

  •
  networking and systems integration solutions

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

        PT Prime is the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues contributed €242.0 million, €235.9 million and €235.7 million to our wireline operating revenues in 2004, 2003 and 2002, respectively.

        Services.    PT Prime is one of the focal points for our group's interface with business customers in Portugal for our data, Internet, fixed line, mobile and outsourcing services. PT Prime has developed a full range of telecommunications services, and it integrates these services, as well as other services within the group, such as fixed line services and domestic mobile services, to provide its customers with packaged groups of services. In addition, PT Prime has its own license to provide a full range of telecommunications and related services in Portugal. By combining its communications capabilities with its software-based integrated systems and applications, PT Prime can offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We believe that PT Prime is the main service provider in Portugal capable of offering customers a full range of integrated and customized services rather than stand-alone services. Despite increasing competition, overall demand for data and corporate services has been increasing. As a result of competition, PT Prime has reduced its prices for leased lines and data services.

        PT Prime is able to respond to the changing needs of its customers as quickly as new entrants in the Portuguese market do and to pursue and form strategic partnerships to take advantage of opportunities in domestic and international markets. It offers its services in partnership with leading operators and service providers such as Telefónica, British Telecom, Equant and Infonet. It uses systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Newbridge, Motorola, Nortel Networks and Matra/EADS Telecom.

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

        PT Prime provides a range of broadband solutions to corporate customers. The type of solution depends on the type (voice, data or image), volume, priority level and stability of information flow required by its customers.

        PT Prime also provides reporting services targeted to special customers to control service level agreements and the overall performance of the network.

        In addition, PT Prime is outsourcing corporate networks and services for our group's customers. For example, PT Prime operates and manages the SIBS network, as well as the corporate networks of its strategic partners, Caixa Geral de Depósitos, Banco Espírito Santo and CTT. PT Prime delivers international seamless services aimed at multinational customers in association with Telefónica, British Telecom, Infonet and Equant.

        PT Prime has entered into a partnership with Casa da Moeda, CTT and SIBS to create a company called Multicert, with PT Prime, Casa da Moeda and CTT each holding a 20% stake and SIBS holding the remaining 40%, Multicert provides digital certificates and communications security services to both consumer and business segments.

        Networks.    PT Prime network services use their own switched and access points in customer premises and their own network and lines leased from our fixed line network. PT Prime provides its services over the largest IP backbone in Portugal, leasing the necessary fixed line capacity from PT Comunicações. It has points of presence in all major cities throughout Portugal. This broadband data transmission network provides high capacity, flexibility and security. It can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. PT Prime also provides high speed Internet access through ADSL. PT Prime leases the necessary fixed line capacity from PT Comunicações. PT Prime supplies full IP and broadband connectivity for our whole group.

        Revenues from services that offer leased lines of PT Comunicações are typically divided between PT Prime's own direct billings to its customers and our leased line revenues from our wholesale business. Revenues from our group's fixed line voice services for corporate customers are not reflected in PT Prime's revenues, as they are included under Retail.

        Systems Integration.    PT Prime offers an integrated range of telecommunications and information technology services to the business market. PT Prime's goal is to service all of its customers' telecommunications needs and to leverage the traditional offering of products and services from our group.

        PT Prime has a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce its position as a leader in this area, PT Prime is pursuing a partnership strategy with the main information technology suppliers in the market, particularly software and hardware providers. PT Prime is also exploring synergies arising from its relationship with our subsidiary PT SI, the information systems arm of our group.

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

        PT Prime offers its customers services available from other companies in our group. Our subsidiary PT.com, for example, provides significant support for product development and the marketing of Internet and ADSL access.

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

        Directories.    Operating revenues from our directories business amounted to €129.7 million in 2004, €136.1 million in 2003 and €139.1 million in 2002. We subcontract to Páginas Amarelas (an associated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space. Currently, the provision of yellow page directory services is not subject to significant competition.

        Sales of Telecommunications Equipment.    Revenues from sales of telecommunications equipment amounted to €37.6 million in 2004, €37.0 million in 2003 and €35.1 million in 2002, including the sale of handsets, modems and other telecommunications equipment.

Domestic Mobile Business

        TMN, our Portuguese mobile operating company, is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network and by revenues, margins and profits.

        TMN contributed €1,588.3 million, €1,522.6 million and €1,474.8 million to our domestic mobile business operating revenues in 2004, 2003 and 2002, respectively. Mobile services have undergone extraordinary growth in recent years in Portugal. At December 31, 2004, there were approximately 95 active mobile telephone cards per 100 Portuguese inhabitants. This was more than the number of wireline main lines per 100 Portuguese inhabitants at December 31, 2004, which was 40%, according to ANACOM.

        The table below provides statistical information relating to TMN.

	As of December 31,
	2000	2001	2002	2003	2004
TMN—Portugal
Number of subscribers (thousands)	2,939	3,905	4,426	4,887	5,053
Subscribers growth per annum (%)	39	33	13	10	3
Number of subscribers per 100 inhabitants (including competitors' subscribers)	65.0	77.2	81.9	89.8	95
Estimated market share by number of subscribers (%)(1)	44.1	49.0	51.9	52.3	50.7
Churn rate (%)(2)	26.1	23.5	25.3	23.5	27.7
Number of employees	1,019	1,194	1,192	1,109	1,133

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

        TMN paid spectrum fees in 2002, 2003 and 2004 of €29 million, €30 million and €29 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network. These spectrum fees are recorded as an operating expense under "taxes other than income taxes" in our financial statements.

        At the end of 2000, the Portuguese government opened a tender for four licenses for third generation mobile services, also known as universal mobile telecommunications services, or UMTS. TMN received one of these licenses and paid an up-front fee of €100 million. Licenses were also awarded to Oniway, a new entrant in the Portuguese mobile market, Vodafone Portugal and Optimus. However, subsequent to an agreement with the other three mobile operators in Portugal, including TMN, Oniway decided not to participate in the provision of third generation mobile services and as a result requested that the Portuguese government repeal the license granted to it in December 2000. The Portuguese government granted this request by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to Oniway be reallocated to them. This request was granted by a special ministerial order in January 2003. See "—Regulation—Portugal—Summary of Our Concession and Existing Licenses—Third Generation Mobile Services Licenses". Under the agreement entered into with Oniway referred to above, TMN, Vodafone Portugal and Optimus agreed to pay Oniway an amount of €33 million each for certain intangibles held by Oniway related to UMTS launch preparations upon the reallocation to them of the frequency that had been allocated to Oniway.

        We expect the development of third generation services to require additional investments. TMN made direct investments of €12.4 million in 2001, €38 million in 2002, €67.2 million in 2003 and €51 million in 2004 in building out its third generation services. In 2004, the investments made by TMN in connection with UMTS represented more than 30% of its total capital expenditures in 2004.

        ANACOM reviewed the situation regarding the availability of handsets and related software for UMTS services during the third quarter of 2002 and initially postponed the mandatory initiation of third generation services for all holders of UMTS licenses until December 31, 2003. In February 2004, ANACOM issued a decision requiring the initiation of third generation services in 2004. However, UMTS license holders were not required to initiate UMTS services commercially until June 30, 2004. On April 19, 2004, TMN became the first mobile operator to launch UMTS in Portugal, with a service that allows customers to make video calls. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. TMN is providing initial UMTS coverage in the largest cities in Portugal, and is in the process of expanding this coverage to cover the whole of Portugal.

        During 2002, 2003 and 2004, TMN continued to introduce new products and services in Portugal, such as:

  •
  "Euro 2004TMN I9", the first pre-paid access to a wide range of services and contents (May 2004);

  •
  third generation video call centers and videomail;

  •
  the installation of UMTS networks in every town where the European football championship took place (May 2004);

  •
  "Travel Mate" and "City Guide", which are targeted at foreign users who visit Portugal (June 2004);

  •
  "MMS Funny" in partnership with Unisys, which allows customers to send pre-formed video multimedia messages and personalize them with the sender's voice;

  •
  "Wayfinder", a GPS based system;

  •
  DIX, a new solution for the visually impaired;

  •
  "TMN Multi" and "TMN Familiar", which offer discount packages to groups;

  •
  Wireless access protocol, or WAP, services, including "Bolsa on-line" (providing share price information), together with sapo.pt;

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

  •
  "K" services, including "Kolmi", a service whereby prepaid customers may send a free message asking the receiver to call back, "Karga", a service whereby prepaid customers may transfer credit from their mobile phones to other mobile phones and "Karga mesada," a service which allows customers to establish automatic monthly transfers from €5 to €25 to any pre-paid card (January 2004);

  •
  "Key user" services, providing on-line phone card management for TMN customers;

  •
  "I9-Inove", a multimedia mobile portal that provides faster, cheaper and easier access to a wide range of services and content and the ability to access e-mails from another mailbox;

  •
  "Pakots SMS", a pre-paid SMS package, and "SMS Express", offering competitive tariffs to customers who have high levels of SMS usage; and

  •
  the "Serie K" sub-brand for kids, which includes mobile handsets targeted to boys and girls from 10-15 years old.

        Point-to-point, or P2P, messaging services via SMS or MMS continue to account for a significant portion of TMN's data revenues and is an area where TMN continues to experience significant growth, particularly through MMS, as MMS enabled handsets are made available to a larger number of customers. In addition, TMN offers a wide range of other services in its data service portfolio, such as a multimedia mobile portal (I9-Inove) and a standard mobile portal (My-TMN); multimedia content services, including Logos & Ring Tones or Java games; access to the content of third party brands; connectivity to e-mail or the Internet via GPRS/UMTS; corporate solutions; and mobile payment services.

        In June 2003, TMN launched the multimedia portal I9-Inove, which optimizes the current capabilities of the GPRS/UMTS systems to provide customers with faster, easier access and a more attractive wide range of services and content, such as Java games; the three national free-to-air TV channels; messaging services; goals from the Portuguese football league in video (which is exclusive to TMN); TV Cabo's programming guide; and the Lusomundo cinema ticketing service, the first m-commerce service in Portugal. As of December 31, 2004, I9-Inove had reached 333 thousand TMN customers. In addition, leveraging on the exclusive content for Portugal that we obtained by sponsoring the Euro 2004 Football Championship, TMN used I9-Inove to launch a large number of services surrounding the event, such as video downloads of goals and a tourist helpdesk. This event contributed significantly to roaming revenues in the second quarter of 2004.

        TMN's range of offerings includes new services such as Logos & Ring Tones (also polyphonic), Multimédia Messaging (including the ability to send messages to customers of other operators), Java Games and My Message 4u (a service that allows customers to personalize the welcome message or other voice messages with music, dedications or jokes). A customer can also create his or her own MMS Album, with holiday souvenirs, cards and similar items.

        TMN also offers a range of Internet access and multimedia services, such as Internet access service via Wi-Fi, GPRS and UMTS and the ability to receive or send a fax over a mobile handset. These services are available to every TMN subscriber, including users of all prepaid services and corporate customers.

        TMN offers data services specifically focused on the corporate segment, such as SMS Express and the POS Mobile service. SMS Express allows users to send messages to a mailing list in a quick, automatic and easy form. POS Mobile is a service that allows TMN corporate clients to use POS (point of sale) mobile equipment to receive card payments (through debit or credit cards) at any place and with total security.

        TMN offers an m-payment service called Telemultibanco that allows the payment of utility bills by mobile phone.

        TMN also has a variety of third party services for SMS/MMS, Logos & Ring Tones and Java Games where TMN invoices its customers for the use of third party brand services and remits to such third parties a percentage of the total fees collected that corresponds to the content and services supplied by such parties.

        TMN is also developing services in wireline to mobile convergence, such as a voicemail service that allows mobile telephone users to retrieve voicemail messages from their fixed-line telephones provided by PT Comunicações through mobile telephone handsets.

        We expect data-service usage to grow considerably as customers become increasingly familiar with TMN data services, as service offerings are further expanded and as access speed is increased through the introduction of UMTS. We also expect higher data speeds to improve performance and the attractiveness of the TMN package of products, which we expect will result in a higher contribution of data services (beyond P2P messaging) to overall revenues in the future. One example of this growth potential is the recent launch of a video streaming service (12400 Video) that allows customers to see small videos over their mobile phones.

        In June 2005, TMN introduced a virtual operator "Uzo" which is positioned commercially as an independent operator targeting low cost providers and using TMN's GSM network. Uzo offers a very simple service to its customers with no obligatory recharges and just one tariff for voice calls and SMSs to all networks of 16 cents and 8 cents per minute, respectively. Uzo will primarily focus on selling SIM cards but will also sell certain low cost mobile phones to its customers. Uzo's products and services will be offered through the Internet, Uzo's call centers (which are separate from TMN's call centers) and certain independent news stands and shops located throughout Portugal.

        Subscribers and Traffic.    TMN is the market leader in mobile services in Portugal. At December 31, 2004, TMN had approximately 5 million subscribers, representing an increase of 3%

from December 31, 2003. At December 31, 2004, TMN's subscribers represented 50.7% of the total mobile subscribers in Portugal. During 2004, TMN's share of new mobile subscribers (net additions) was 27.4%, according to ANACOM. Over the course of 2004, TMN's churn rate, which means the percentage of TMN mobile subscribers that ended their use of TMN's mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service, was 27.7%. TMN's churn rate was 23.5% in 2003.

        In addition to the increase in the number of subscribers, mobile usage grew during 2004. TMN's voice traffic in terms of minutes grew by 5.9% to 7,148 billion minutes in 2004, compared to 6,752 billion minutes in 2003. Average monthly usage per subscriber decreased 1.7% to 121 minutes in 2004, compared to 123 minutes in 2003. In terms of traffic from data transmission services, SMS increased by 9.6% during 2004 and there was an average of 25.7 SMSs per month per user in 2004, 1.8% more than the average of 25.2 SMSs per month per user in 2003. Traffic from GPRS WAP services increased by 367% in 2004.

        Prices and Revenue Breakdown.    We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 88.5%, 9.3% and 2.2%, respectively, of TMN's revenues in 2004, and approximately 88.3%, 9.1% and 2.6%, respectively, of TMN's revenues in 2003. Since May 2003, monthly subscription fees have ranged from €10.00 to €39.96, excluding VAT. TMN no longer charges an initial connection fee. TMN has many different price plans for its mobile telephone services.

        Products and Marketing.    TMN offers a variety of innovative subscriber-oriented products. It was the first operator in the world to offer pre-paid services. TMN's prepaid and discount products have been popular. We estimate that at the end of 2004, approximately 83.4% of its subscribers were using TMN's prepaid products. In order to improve customer retention and segmentation, TMN redesigned its entire offer of prepaid pricing plans in 2004. Through its "TMN puts everything in black and white" marketing campaign, customers were informed about which pricing plan would best meet their needs. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN markets its services through more than 2100 points of sale, including TMN's sales forces, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers. TMN has been trying to encourage the use of mobile services more broadly in the middle and high end of the market and to increase subscriber retention in this market segment. By focusing on the business segment of the market, TMN experienced an 8.1% increase in the number of postpaid subscribers in 2004.

        Network and Capital Investment.    In recent years, TMN has made significant investments in base stations throughout Portugal for its GSM 900 and GSM 1800 services. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2004, TMN's digital network had 3,964 base stations, including 95 base stations added during 2004. These stations covered more than 95% of continental Portugal and 98% of the Portuguese population. The addition of the GSM 1800 band has substantially increased TMN's network capacity in heavily used areas. By the end of December 2004, TMN had installed GSM 1800 technology in 809 base stations. TMN has also been making capital investments in the rollout of its UMTS network, which in 2004 represented more than 30% of total capital expenditures. UMTS coverage now extends to the largest cities in Portugal and is in the process of being expanded to cover the entire country.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2004, TMN had entered into roaming agreements with a total of 277 operators (in 172 countries or regions);

50 of which are GPRS operators (in 32 countries or regions) and 9 of which are 3G operators (in 9 countries or regions). Since June 2002, as a result of the launch of GSM in Brazil, TMN subscribers have been able to use their own mobile handsets and a TMN SIM card to roam in Brazil.

        Equipment Sales.    TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €148.1 million, €138.5 million and €142.0 million to TMN's operating revenues in 2004, 2003 and 2002, respectively.

Brazilian Mobile Business

        Until 2002, our mobile operations in Brazil, a country with a population of about 177 million people, had been active only in the states of São Paulo, Paraná and Santa Catarina. On January 23, 2001, we entered into a strategic agreement with Telefónica Móviles to aggregate all of our combined mobile assets in Brazil to the extent permitted under Brazilian law. The strategic agreement was approved by the European Commission on March 13, 2001. ANATEL advised us in May 2001 that the joint venture could be formed provided that neither we nor Telefónica Móviles could transfer to the mobile joint venture company more than 19.99% of the ordinary shares with voting rights of the mobile service companies controlled by each of us in Brazil. This limitation was applicable until such time as the mobile service companies to be contributed to the mobile joint venture company migrated from the former SMC mobile services licensing regime to the SMP mobile services licensing regime. See "—Regulation—Brazil." On December 10, 2002, ANATEL formally approved the migration of our Brazilian mobile subsidiaries from the SMC regime to the SMP regime and the transfer of all of our direct and indirect interests in Brazilian mobile services companies to the mobile joint venture company.

        On December 27, 2002, PT Móveis, which holds our interests in Brazilian mobile services companies, and Telefónica Móviles transferred their direct and indirect interests in Brazilian mobile services companies to the joint venture company, operating under the brand name Vivo. Portugal Telecom and Telefónica Móviles transferred to Vivo all their interests in:

  •
  TCP, which controls Telesp Celular (the band A operator in the state of São Paulo), Global Telecom (the band B operator in the states of Paraná and Santa Catarina) and Tele Centro Oeste Celular Participações, S.A., or TCO (a band A operator in the Midwestern and Northern regions of Brazil), and was contributed by Portugal Telecom (which had a controlling position) and by Telefónica Móviles;

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

        Vivo is the leading mobile company in Brazil, with a total of 26.5 million active mobile telephones at December 31, 2004. The joint venture operates in 19 states in Brazil and in the Federal district of Brasília, which provide more than 83% of Brazil's GDP. In its areas of operation, Vivo had an estimated market share in its areas of operations of approximately 50.9% at the end of 2004. We believe that the joint venture facilitates our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil. We believe the joint venture enables us to benefit from synergies in various areas, including marketing, promotional activities, distribution networks, call center management, network management and operations, information technology, procurement and support functions, as well as the deployment of new mobile data services for business users. We believe that the joint venture also enables us to respond more effectively to increased competition from existing operators, such as Telecom Itália Mobiles, Telecom Americas, Oi and Brasil Telecom, and from other mobile operators in the markets we serve.

        We have described the arrangements by which we and Telefónica Móviles own and manage the joint venture and related issues below in "—Strategic Alliances—Alliance with Telefónica". We have described certain regulatory restrictions applicable to Vivo and its subsidiaries which result from their relationship with Telefónica, including the inability of Vivo and its subsidiaries to provide wireline long distance services in Brazil, below in "—Regulation—Brazil—SMP Regulation". See also "Item 3—Key Information—Risk Factors—The Conditions Applying to Vivo's Subsidiaries Under the SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations".

        Although we transferred all of our interests in mobile telecommunications companies in Brazil to Vivo on December 27, 2002, our consolidated statements of income and cash flows for the year ended December 31, 2002 continued to fully consolidate TCP's results. However, our balance sheet as of December 31, 2002 proportionally consolidates all the assets and liabilities of Vivo. Both our consolidated statements of income and cash flow for the years ended December 31, 2003 and 2004 and our balance sheet as of December 31, 2003 and 2004 proportionally consolidate the results of Vivo.

        On December 27, 2002, TCP purchased the remaining 51% of the voting shares of Global Telecom. In our consolidated statements of income and cash flows for the year ended December 31, 2002, we continued to account for the results of operations of Global Telecom based on the equity method of accounting. However, TCP's balance sheet as of December 31, 2002, fully consolidates all the assets and liabilities of Global Telecom and accordingly our balance sheet proportionally consolidates all the assets and liabilities of Global Telecom. Both our consolidated statements of income and cash flows for the years ended December 31, 2003 and 2004 and our balance sheet as of December 31, 2003 and 2004 proportionally consolidate the results of Global Telecom. See "—TCP and Telesp Celular" and "—Global Telecom", below.

        On April 25, 2003, TCP acquired a controlling interest in TCO. As a result, TCO's assets and liabilities as of December 31, 2003 and December 31, 2004 are reflected in our consolidated balance sheets for these years through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003 and for the year ended December 31, 2004 are reflected in our consolidated statements of income and cash flows for the year ended December 31, 2003 and for the year ended December 31, 2004, respectively, through our proportional consolidation of Vivo's statements of income and cash flows. In October 2004, TCP successfully completed a tender offer for additional shares of TCO, thereby increasing its economic interest in TCO to 50.6%, for a total consideration of approximately R$902 million. See "—TCP and Telesp Celular" and "—TCO" below.

        In October 2004, Avista, a holding company owned by Vivo, was created for the purpose of acquiring additional interests in Vivo's operating companies. On October 8, 2004, Avista conducted a tender offer for shares of Tele Sudeste, Tele Leste and CRT Celular. As a result of the successful completion of the tender offer, Vivo increased its interest in Tele Sudeste to 90.9%, in Tele Leste to 50.6% and in CRT Celular to 67.0%, for a total of approximately R$607 million.

        The diagram below presents, in a simplified way, the ownership structure of Vivo:

*
These percentages correspond to the proportion of voting shares owned, directly or indirectly, by Brasilcel.

        Regions.    Vivo provides telecommunications services in Brazil through the following subsidiaries and in the regions described below:

  •
  Telesp Celular provides mobile telecommunications services on band A in the state of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil's territory. This area includes more than 40.1 million people, representing 21.9% of Brazil's population, and 63 municipalities with populations in excess of 100,000 people, including the City of São Paulo, Brazil's largest city, with more than ten million people.

  •
  Global Telecom provides mobile telecommunications services on band B in the states of Paraná and Santa Catarina, covering 80% of its authorization areas.

  •
  Tele Sudeste provides mobile telecommunication services on band A in the states of Rio de Janeiro and Espírito Santo, covering 97% of the population of its authorization areas.

  •
  Tele Leste provides mobile telecommunication services on band A in the states of Bahia and Sergipe, covering 68% of the population of its authorization areas.

  •
  CRT Celular provides mobile telecommunication services on band A in the state of Rio Grande do Sul, covering 96% of the population of its authorization area.

  •
  TCO provides mobile telecommunications services in Brazil's Federal District and in 11 Brazilian states, including Acre, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul and Rondônia on band A and Pará, Amazonas, Amapá, Roraima, and Maranhão on band B. These areas are composed of 5.8 million kilometers and 33.5 million people and 34 municipalities with populations in excess of 100,000 people, representing 68.0% of Brazil's territory and 18.9% of Brazil's population.

TCP and Telesp Celular

	2002	2003	2004
Telesp Celular—Operating information
Cellular lines in service at year-end (in thousands)	6,060	7,495	9,232
Customer growth during year	18.7%	23.7%	23.2%
Prepaid lines in service at year-end (in thousands)	4,634	6,020	7,629
Churn(1)	17.0%	22.7%	18.9%
Estimated population of authorization area at year-end (million)(2)	38.3	39.0	40.1
Estimated covered population at year-end (millions)(3)	37.2	38.4	39.3
Net operating revenues (in millions of Reais)	3,415.0	3,993.2	4,329.0
Percentage of population covered(4)	97.0%	98.0%	98.0%
Penetration at year-end(5)	23.8%	30.3%	42.7%
TCP—Financial information(6)
Net operating revenues (in millions of Reais)	3,415.0	6,046.3	7,341.0
Net Income (loss)(in millions of Reais)	(1,140.8)	(640.2)	(490.1)
Total assets (in millions of Reais)	10,202.0	13,546.5	14,226.3

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

(6)
Data taken from TCP's consolidated financial statements prepared under Brazilian GAAP, which include (i) the results of Global Telecom for 2002 recorded by the equity method of accounting and Global Telecom's income and cash flows for 2003 and 2004 fully consolidated and (ii) TCO's income and cash flows from May through December 2003 and for the year ended December 31, 2004 fully consolidated.

        Telesp Celular is part of our mobile joint venture with Telefónica and is 100% owned by TCP. Telesp Celular is the leading mobile telephone operator in the Brazilian state of São Paulo. São Paulo has a population of approximately 40.1 million people and is the most economically developed state in Brazil. The state of São Paulo contributes 32.6% of Brazil's GDP. As of December 31, 2004, mobile penetration in the state of São Paulo was 43%, compared to an average of almost 37% in Brazil. Telesp Celular contributed R$4,329.0 million, $3,993.2 million and R$3,415.0 million to our mobile operating revenues in 2004, 2003 and 2002, respectively.

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

        On April 25, 2003, TCP acquired 61.1% of TCO's voting capital stock from the Brazilian company, Fixcel. The purchase price was R$1,529 million, which corresponded to R$19.5 per each lot of 1,000 common shares acquired. On November 18, 2003, TCP acquired an additional 25.5% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP held 86.6% of the voting capital stock and 28.9% of the total capital stock of TCO, including treasury shares held by TCO. On October 31, 2003, TCP attempted to acquire the remaining share capital of TCO by means of a merger of TCO shares into TCP shares. The exchange ratio was fixed at 1.27 TCP shares for each TCO share held. This merger was cancelled on January 12, 2004 following the issuance of an opinion by the Brazilian Securities and Exchange Commission that the merger did not fully comply with current Brazilian law. On October 8, 2004, TCP acquired an additional interest in TCO through a tender offer whereby it increased its ownership interest in TCO to 90.22% of TCO's voting capital stock, excluding treasury shares, and 50.65% of its total capital stock for approximately R$902 million.

Global Telecom

	2002	2003	2004
Cellular lines in service at year-end (in thousands)	1,176	1,691	2,579
Customer growth during year	36.5%	43.7%	52.5%
Prepaid lines in service at year-end (in thousands)	924	1,411	2,281
Churn(1)	20.0%	19.4%	13.7%
Estimated population of authorization area at year-end (millions)(2)	15.3	15.6	16.0
Estimated covered population at year-end (millions)(3)	11.0	11.9	12.8
Percentage of population covered(4)	74%	76%	80%
Penetration at year-end(5)	19%	24%	39.8%
Net operating revenues (in millions of Reais)(6)	512.2	669.0	801.5
Net Income (in millions of Reais)(6)	(771.1)	(436.0)	(180.3)
Total assets (in millions of Reais)(6)	2,383.6	2,130.2	2,242.2

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

        Under the terms of Global Telecom's authorization from ANATEL, it operates in the states of Paraná and Santa Catarina. These two states have a combined population of approximately 16.0 million and together generate approximately 10% of Brazil's gross domestic product. As of December 31, 2004, mobile phone penetration in Global Telecom's authorization areas was 39.8%, as compared with an average of almost 37% in Brazil. As of December 31, 2004, Global Telecom had 2,579 thousand subscribers, representing an estimated market share of 42%, as compared to 45% at year end 2003. Global Telecom has been making significant investments to expand the coverage of its network service, to offer mobile data services with potential speeds of up to 14.4 kb per second and to launch Evolution Data Optimized, or EV-DO, in the city of Curitiba, featuring data transmission speeds of up to 2.4 megabits per second (Mbps).

Tele Sudeste

	2002	2003	2004
Cellular lines in service at year-end (in thousands)	3,455	3,709	4,377
Customer growth during year	14.1%	7.4%	18.0%
Prepaid lines in service at year-end (in thousands)	2,368.2	2,552	3,117
Churn(1)	18.2%	30.6%	31.3%
Estimated population of authorization area at year-end (millions)(2)	18.0	18.1	18.7
Estimated covered population at year-end (millions)(3)	15.8	17.4	18.1
Percentage of population covered(4)	87.4%	96.0%	96.8%
Penetration at year-end(5)	32.7%	41.0%	49.7%
Net operating revenues (in millions of Reais)(6)	1,847.6	1,892.5	1,927.0
Net Income (in millions of Reais)(6)	140.4	156.2	92.9
Total assets (in millions of Reais)(6)	2,793.8	2,824.7	2,899.1

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

        Tele Sudeste Celular Participações, or Tele Sudeste, holds 100% of Telerj Celular, the leading mobile telephone operator in the state of Rio de Janeiro, and 100% of Telest Celular, the leading mobile operator in the state of Espírito Santo. These states have a combined population of approximately 18.7 million people and together contribute around 14% of Brazil's GDP. As of December 31, 2004, mobile penetration in Tele Sudeste's authorization areas was 49.7%, compared to an average of almost 37% in Brazil. At December 31, 2004, Telerj Celular and Telest Celular had approximately 4,377 thousand cellular lines in service, of which approximately 3,117 thousand were prepaid. Tele Sudeste's consolidated operating revenues were R$1,927 million in 2004, R$1,893 million in 2003 and R$1,848 million in 2002.

Tele Leste

	2002	2003	2004
Cellular lines in service at year-end	973	1,126	1,321
Customer growth during year	18.3%	15.8%	17.3%
Prepaid lines in service at year-end	673	835	1,028
Churn(1)	25.5%	34.3%	35.3%
Estimated population of authorization area at year-end (million)(2)	15.1	15.4	15.5
Estimated covered population at year-end (million)(3)	9.5	10.5	10.5
Percentage of population covered(4)	63%	68%	68%
Penetration at year-end(5)	10.6%	13.4%	20.1%
Net operating revenues (in millions of Reais)(6)	431.4	441.3	487.0
Net Income (loss) (in millions of Reais)(6)	(5.1)	(42.7)	(34.2)
Total assets (in millions of Reais)(6)	956.7	835.8	955.0

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

        Tele Leste Celular Participações, or Tele Leste, holds 100% of Telebahia Celular, the leading mobile telephone operator in the state of Bahia and 100% of Telergipe Celular, the leading mobile operator in the state of Sergipe. These states have a combined population of approximately 15.5 million people and together contribute around 5% of Brazil's GDP. As of December 31, 2004, mobile penetration in Tele Leste's authorization areas was 20.1%, compared to almost 37% in Brazil. At December 31, 2004, Tele Leste had approximately 1,321 thousand cellular lines in service, of which approximately 1,028 thousand were prepaid. Tele Leste's operating revenues were R$487 million in 2004, R$441 million in 2003 and R$431 million in 2002.

CRT Celular

	2002	2003	2004
Cellular lines in service at year-end (in thousands)	2,078	2,523	3,215
Customer growth during year	16.4%	21.4%	27.4%
Prepaid lines in service at year-end (in thousands)	1,466	1,836	2,427
Churn(1)	16%	21%	20%
Estimated population of authorization area at year-end (millions)(2)	10.5	10.6	10.7
Estimated covered population at year-end (millions)(3)	8.6	10.2	10.3
Percentage of population covered(4)	82%	96%	96%
Penetration at year-end(5)	30%	39%	55%
Net operating revenue (in millions of Reais)(6)	896.3	1,032.7	1,174.3
Net Income (in millions of Reais)(6)	147.6	189.4	182.0
Total assets (in millions of Reais)(6)	1,678.7	1,739.5	1,922.1

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

        CRT Celular is the leading mobile telephone operator in the state of Rio Grande do Sul. The state of Rio Grande do Sul has a population of approximately 10.7 million people and contributes around 8% of Brazil's GDP. As of December 31, 2004, mobile penetration in CRT Celular's authorization area was 55%, compared to almost 37% in Brazil. At December 31, 2004, CRT Celular had approximately 3,215 thousand cellular lines in service, of which approximately 2,427 thousand were prepaid. CRT Celular's operating revenues were R$1,174 million in 2004, R$1,033 million in 2003 and R$896 million in 2002.

TCO

	2002	2003	2004
Cellular lines in service at year-end (in thousands)	3,067	4,112	5,820
Customer growth during year	27.2%	34.1%	41.6%
Prepaid lines in service at year-end (in thousands)	2,207	3,162	4,875
Churn(1)	20.5%	23.8%	23.4%
Estimated population of authorization area at year-end (millions)(2)	31.2	31.8	33.5%
Estimated covered population at year-end (millions)(3)	23.0	24.2	25.8
Percentage of population covered(4)	74%	76%	77%
Penetration at year-end(5)	16.3%	23.3%	34.8%
Net operating revenues (in millions of Reais)(6)	1,572.1	1,958.9	2,210.4
Net Income (in millions of Reais)(6)	329.2	463.4	507.1
Total assets (in millions of Reais)(6)	2,364.7	2,654.2	3,595.7

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

        Certain mobile operating subsidiaries of TCO use a frequency range known as band A that covers 50% of the municipalities in the Brazilian states of Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins and 89% of the population of those states. Another mobile operating subsidiary uses a frequency range known as band B that covers 28% of the municipalities in the Brazilian states of Amazonas, Amapá, Maranhão, Pará and Roraima and 65% of the population of those states. At December 31, 2004, the mobile operating subsidiaries of TCO had 5,820 thousand cellular lines in service, which represented a 41.6% net increase from December 31, 2003, and a market share of approximately 51.5% in the states in which it operates.

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

        Vivo offers voice service, ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, mobile chat room, and data services, such as WAP, through which clients can access WAP sites and portals. At December 31, 2004, approximately 50% of Vivo's total subscribers already had WAP-enabled handsets. Vivo offers high speed data services that (i) provide direct access to the Internet through either PCMCIA cards designed to connect compatible PDA's and laptops to 2.5G service or through 2.5G mobile phones by cable connection and (ii) offer corporate subscribers secure access to their intranet and office resources.

        In 2003, Vivo launched MMS and MExE (Mobile Execution Environment) that enable customers to download and execute applications through their mobile handsets. Also, Vivo launched a user-friendly interface, with icons on individual mobile handsets that identify the main services provided, such as Voice Mail, Downloads and SMS.

        In 2004, Vivo launched creative services, such as locating services, virtual games and videostreaming. Vivo also made initial investments toward the development, and launch in Curitiba, of EV-DO, making it possible to offer third generation extra-high speed services featuring data transmission speeds of up to 2.4 Mbps.

        Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Vivo also provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See "—Roaming".

        Subscribers and Traffic.    At the end of 2004, there were approximately 65.6 million wireless subscribers in Brazil, and there was an estimated market penetration rate of approximately 37% in the areas where Vivo operates. In 2004, the Brazilian market experienced a 42% increase in the number of wireless subscribers and a 41% increase in those areas where Vivo operates. The greatest increase in subscribers was in the Brazilian states of São Paulo, Rio de Janeiro, Rio Grande do Sul and the Cento Oeste region. As of December 31, 2004, Vivo had approximately 26.5 million wireless subscribers, with an estimated market share of 50.9% in its areas of operation and 40.5% in Brazil.

        The subscriber growth in Vivo's operating companies was supported by the launch of new products and services, including prepaid products and new messaging services, the growth of the digital capacity of the network, the improvement in CRM systems, marketing campaigns and promotions, and the restructuring and expansion of sales networks.

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

        Customer satisfaction is evaluated regularly. In 2004, more than 10,000 Vivo customers were interviewed across Brazil to gather their opinions about customer assistance, technical assistance, products and services. Vivo's average overall satisfaction mark was 8.3 on a scale of 1 to 10. Vivo continues to search for ways to increase customer satisfaction.

        Vivo has trained or qualified staff to assist and provide explanations to customers in connection with any requests or doubts they may have concerning services provided. Vivo attempts to respond to all customer requests.

        Vivo's operating companies were ranked first in 2003 and 2004 in a nationwide survey conducted by the IBRC (Brazilian Institute of Customer Relations) entitled "Companies that Most Respect

Consumers", the results of which were published in the Consumidor Moderno (Modern Consumer) magazine.

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

        Vivo's operating subsidiaries' networks use analog and digital technology. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital mobile telecommunications service also reduces the risk of fraud. Vivo continues to increase network capacity and coverage to improve the quality of service and to meet customer demand.

        At December 31, 2004, Telesp Celular's telecommunications network, which provides both CDMA digital and AMPS analog services, covered 79.6% of the municipalities in the state of São Paulo, or 98.0% of the population, in its authorization area.

        Global Telecom only offers services through CDMA digital technology. At December 31, 2004, Global Telecom's telecommunications network covered 42.34% of the municipalities, or 80.44% of the population, in its authorization areas.

        At December 31, 2004, Tele Sudeste's telecommunications network, which provides CDMA digital and AMPS analog services, covered 100% of the municipalities, or 96.77% of the population, in its authorization areas.

        At December 31, 2004, Tele Leste's telecommunications network, which provides CDMA digital and AMPS analog services, covered 31.30% of the municipalities, or 67.85% of the population, in its authorization areas.

        At December 31, 2004, CRT Celular's telecommunications network, which provides CDMA digital, TDMA digital and AMPS analog services, covered 68.0% of the municipalities, or 96.0% of the population, in its authorization areas.

        At December 31, 2004, TCO's telecommunications network, which provides CDMA digital, TDMA digital and AMPS analog services, covered 40.37% of the municipalities, or 76.51% of the population, in its authorization areas.

        Vivo's advanced network management technology ensures global management and supervision of all its network processes and network performance. The network management centers are located in São Paulo, Brasília, Rio de Janeiro, Salvador and Porto Alegre. The São Paulo network management center monitors the critical network operational parameters of Telesp Celular and Global Telecom. The Brasília network management center monitors such parameters for TCO, as does the Rio de Janeiro center for Tele Sudeste, the Salvador center for Tele Leste and the Porto Alegre center for CRT Celular. These centers are able to identify abnormalities in Vivo's networks and in third-party networks, using the failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with the maintenance and operations teams that maintain and operate the mobile networks, and with the mobile infrastructure and transmission teams, radio network elements, computing bases, service platforms and communications backbone. Vivo's network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans relating to catastrophes in its switching centers, power supply interruptions and security breaches. In 2004, Vivo created a data process unit and initiated the consolidation of IT platforms, which are helping to improve efficiency and economies of scales across the company.

        Vivo's capital expenditures over the past three years related primarily to increasing network capacity and coverage. During the year ended December 31, 2004, Vivo's capital expenditures totaled R$1,924 million and were mainly related to projects for the improvement and expansion of Vivo's service capacity, the selective implementation of the 1xRTT network, which was overlaid on TCO's and CRT Celular's TDMA networks, the upgrading of Tele Sudeste's, Tele Leste's and Global Telecom's networks to 1xRTT, the offering of new services, the development of a backbone and systems integration at Vivo, and on various consulting projects. Capital expenditures represented 17.6% of Vivo's operating revenues in 2004 as compared to 11.4% in 2003. Vivo's capital expenditures for 2003 and 2002 were R$1,147 million and R$888 million, respectively.

        Interconnection Charges.    With the introduction of personal mobile services through the SMP licensing regime in Brazil, Vivo's operators began working as local operators. This means that each operator is responsible for the traffic originated in its authorization area. Calls placed between authorization areas must use a long distance carrier. As a result, for every call in Vivo's authorization areas, Vivo receives a fee for the use of its network in respect of calls originated on its network. For long distance calls terminated on Vivo's network, Vivo receives a fee from the respective long distance carrier for the use of Vivo's network, regardless of the network that originated the call. For long distance calls between authorization areas originated on Vivo's network, Vivo also receives a fee from the long distance carrier for the use of its network for call origination. Vivo earns revenues from any local call that originates from another mobile or fixed-line service provider's network, which connects to one of Vivo's customers. Vivo charges the service provider from whose network the call originates a network usage charge for every minute that Vivo's network is used in connection with the call. See "—Regulation—Brazil".

        In February 2003 and again in February 2004, ANATEL authorized all Vivo's operating companies to increase their tariffs per minute. Mobile operating companies are now obligated to grant a 30% discount during off peak hours on certain tariffs for local calls originating with Telesp Fixa (in the case of Telesp Celular), Brasil Telecom and Sercomtel (in the case of Global Telecom), Brasil Telecom (in the case of TCO and CRT Celular), and Telemar (in the case of Tele Sudeste and Tele Leste).

        Roaming.    Vivo has agreements providing for automatic roaming with all mobile CDMA/TDMA service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers. Roaming charges are reconciled monthly.

        Vivo offers automatic international roaming in Argentina, Uruguay, Chile, the Dominican Republic and South Korea and through third-party partners in the United States, Mexico, Canada and Japan. Vivo also provides international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

        License.    Under the SMP regime, Vivo converted its former concessions to SMP licenses. These SMP licenses have substantially the same terms and conditions as the other SMP licenses issued under the SMP regime, although some of the terms of Vivo's former concessions, such as limits on prices charged to subscribers under its postpaid service plan (the Basic Plan), continue to apply despite conversion to SMP licenses. Conversion to SMP licenses offers Vivo greater flexibility in setting its prices, particularly its interconnection fees. Under the new EU regulatory framework, which is expected to be applied in Portugal during 2005, interconnection fees will be primarily determined by commercial negotiations between operators. See "—Regulation—Brazil—SMP Regulation".

        By converting its concessions to SMP licenses, Vivo was required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection increased the competitive pressures on Vivo's business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Vivo may be forced to reduce these rates in the future. Vivo's SMP licenses expire on the same dates as the concessions were to have expired. Vivo has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concessions.

        Bill and Keep.    Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them (a partial Bill and Keep regime). In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule was meant to be valid until June 30, 2005, after which a full Bill and Keep regime was expected to be applied whereby no remuneration would be due for network usage among SMP mobile operators, regardless of the amount of carried traffic. However, ANATEL has not yet decided on the interconnection regime applicable after June 30, 2005. See "Item 3—Key Information—Risk Factors—The Conditions Applying to Vivo's Subsidiaries Under the SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations."

        Equipment Sales.    Although Vivo still has some subscribers using analog service (approximately 0.5% of TCP subscriber base, 0.3% of TCO, 0.9% of Tele Sudeste, 1.2% of CRT Celular and 3.0% of Tele Leste at December 31, 2004), it has implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to its high-value subscribers, to encourage remaining analog subscribers to migrate to digital service. Vivo's net revenues from sales of handsets and accessories were R$2.3 billion in 2004 and R$1.9 billion in 2003.

        Management.    TCP's Board of Directors has eleven members, five elected by Portugal Telecom, five by Telefónica and one elected by minority shareholders, in accordance with Brazilian corporate law. Tele Sudeste, CRT Celular and TCO each have ten members on their Boards of Directors, five elected by Portugal Telecom and five by Telefónica. Tele Leste has twelve members on its Board of Directors, five elected by Portugal Telecom, five by Telefónica and two by minority shareholders. Portugal Telecom elects the Chief Executive Officer and Telefónica elects the Chief Financial Officer of Vivo.

Multimedia Business

        We provide multimedia services in Portugal through our subsidiary PT Multimédia and its subsidiaries. PT Multimédia and its subsidiaries contributed €729.8 million, €684.3 million and €622.8 million to our multimedia business operating revenues in 2004, 2003 and 2002, respectively.

        Formation and Development.    Portugal Telecom formed PT Multimédia in July 1999 and transferred to the new company certain of its cable and satellite pay-TV activities, as well as its Internet-related activities focused on residential customers and the small office home office and small- and medium-sized enterprise markets, including:

  •
  our cable television pay-TV operations through cable and DTH satellite;

  •
  cable and direct-to-home satellite programming activities;

  •
  the provision of Internet access; and

  •
  our minority stake in the leading Portuguese telephone directories business.

        After an initial public offering of ordinary shares of PT Multimédia in November 1999, PT Multimédia's shares are now traded publicly. During the course of 2002 and 2003, we acquired 2.43% and 1.08%, respectively, of PT Multimédia in the open market. As of December 31, 2004, Portugal Telecom held 57.56% of PT Multimédia. Through equity swap contracts, we have access to an additional 9.74% of PT Multimédia's share capital. We have also entered into derivative contracts, which give us the option to acquire up to an additional 4.8% of PT Multimédia's share capital subject to certain terms and market conditions. For a description of these derivatives, refer to Note 31 to our consolidated financial statements.

        In March 2000, PT Multimédia created PT Conteúdos to hold its interests in programming ventures, and PTM.com, to which it transferred its Internet-related assets.

        In April 2000, PT Multimédia acquired 42.0% of Lusomundo, a leading media and entertainment company in Portugal, through a tender offer on the Euronext Lisbon Stock Exchange. On March 26, 2001, PT Multimédia acquired 57.9% of Lusomundo, after approval from the Portuguese competition authorities in January 2001, thereby increasing its ownership interest in Lusomundo to 99.9% of Lusomundo's share capital. Approval was given on condition that PT Multimédia ensures that content produced by and supplied to Lusomundo, in which it does not face significant present or future competition, will be made available to third parties in accordance with normal market practice and the policy of transparency and non-discrimination that applies to other members of the Portugal Telecom group.

        On October 17, 2002, we entered into an agreement with PT Multimédia to acquire its 100% interest in PTM.com, its 24.75% interest in Páginas Amarelas and its 50% interest in Sportinveste Multimédia. These acquisitions took effect as of September 30, 2002 and were completed at an aggregate acquisition price of €199 million. In addition, we also acquired €401 million in shareholder loans that PT Multimédia had extended to PTM.com and Sportinveste Multimédia. This transaction reduced the net debt of PT Multimédia by €600 million to €139 million. As from October 1, 2002, PT Multimédia no longer fully consolidates the financial results of PTM.com, which are now included in our wireline business. PTM.com was renamed PT.com in December 2004. See "—Wireline Business—Retail—ASDL Services and ISPs", above.

        On February 28, 2005, PT Multimédia announced the disposal of its 100% interest in Lusomundo Serviços, SGPS, S.A., including an 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A for a total consideration of €174 million. The Portuguese Media Authority (Alta Autoridade para a Comunicação Social) has issued a binding opinion in favor of the transaction, which now remains subject to the approval of the Portuguese Competition Authority (Autoridade da Concorrência). We can make no assurance that such approval will be granted and the other conditions to the sale will be satisfied. The parties to the transaction agreed upon an enterprise value of €300.4 million for 100% of Lusomundo Serviços, SGPS, S.A. and 100% of all of its subsidiaries. In order to simplify the acquisition, prior to closing, PT Multimédia will acquire the 5.94% stake in Lusomundo Media held directly by Portugal Telecom. Portugal Telecom acquired this stake from Fidelity Investments on October 16, 2003 for €9 million. The proceeds for PT Multimédia from the sale will be equivalent to €173.8 million, of which €10.1 million will be paid to Portugal Telecom in connection with the acquisition of its 5.94% interest in Lusomundo Media.

        Overview.    PT Multimédia's segments consist of:

  •
  cable and satellite television through TV Cabo;

  •
  broadband Internet access through cable modem provided by TV Cabo;

  •
  TV programming activities through PT Conteúdos and its subsidiaries and affiliates;

  •
  cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais;

  •
  cinema exhibition through Lusomundo Cinemas; and

  •
  production and distribution of daily newspapers, news radio and a diverse range of magazines through Lusomundo Media (as described above, PT Multimédia announced the disposal of this business on February 28, 2005, which is pending competition authority approval).

        The diagram below shows PT Multimédia's major segments and the subsidiaries operating in each of those segments as of December 31, 2004.

        TV Cabo.    PT Multimédia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo's subsidiaries in Madeira and Azores. TV Cabo is also involved in advertising sales. In addition, it provides multimedia services, such as broadband cable Internet access and certain interactive digital television services.

        Cable Television and Direct-to-Home Satellite Television Services.    TV Cabo is the leading cable television operator in Portugal. Its cable television licenses cover approximately 77% of Portugal's population, comprising approximately 3.7 million homes. At December 31, 2004, TV Cabo's cable network passed, or provided potential access to, approximately 2.55 million homes. At December 31, 2004, TV Cabo had approximately 1.16 million cable customers, an increase of 6.1% over the end of 2003. TV Cabo's cable television subscribers are charged an installation fee, a monthly subscription fee for programming packages and, for those with access to premium channels, an annual rental fee for set-top boxes.

        Since September 1998, TV Cabo has also distributed a direct-to-home, or DTH, satellite television service in Portugal. TV Cabo distributes its DTH satellite service using Hispasat Satellite broadcasting capabilities. TV Cabo's DTH satellite service is the only DTH digital multi-channel service specifically marketed in Portugal. TV Cabo's DTH satellite subscribers are charged an installation fee and a monthly subscription fee and are required either to purchase or rent from TV Cabo a satellite dish and a digital set-top box. TV Cabo's DTH satellite service is mainly targeted at people whose homes are not passed by TV Cabo's cable television network. In August 2004, the upfront cost of purchasing a DTH satellite dish was reduced by one-third and the DTH distribution network was reorganized, which improved sales.

        Because it offers cable and DTH satellite services, TV Cabo can distribute programming and advertising across Portugal. As of December 31, 2004, TV Cabo had approximately 1,533 thousand customers, of which 393 thousand were DTH satellite subscribers. At December 31, 2004, approximately 55.6% of TV Cabo's subscribers subscribed to its premium channels, for which it charges additional fees.

        Programming Content.    As of December 31, 2004, TV Cabo offered over 40 basic channels and nine premium channels to cable and DTH satellite subscribers in continental Portugal. About half of the channels distributed by TV Cabo, including Lusomundo channels (Premium, Gallery and Action) and Sport TV, consist principally of programming that is in Portuguese or that has been dubbed or subtitled in Portuguese. The rest of the channels are mainly in English, but also in other European languages such as Spanish, French and German.

        In March 2000, PT Multimédia (on behalf of PT Conteúdos) and TV Cabo established a strategic partnership with SIC, a major television operator in Portugal, to develop television content. This arrangement included the acquisition by SIC on September 4, 2000 of 60% of Lisboa TV, S.A., or Lisboa TV, the owner of a live news and information channel in Portugal, now known as "SIC Notícias", the production of two channels for TV Cabo's basic package and cross-promotion between SIC and TV Cabo. PT Conteúdos holds the other 40% of Lisboa TV.

        In the first quarter of 2004, PT Multimédia initiated efforts to improve its basic and premium packages. In April 2004, PT Multimédia re-launched the Discovery Channel, with a programming grid specifically aimed at the Portuguese public, including content produced in Portugal, as part of its basic package. In addition, PT Multimédia launched in April 2004 Lusomundo Action, a premium cinema channel exclusively dedicated to the action genre, and launched in May 2005 Lusomundo Happy, a premium cinema channel dedicated to comedies. These new channels fit into PT Multimédia's strategy of increasing Pay-TV service segmentation, thereby meeting the diverse needs of its client base. During 2004, PT Multimédia made additional improvements to its basic package with the launch of international channels of recognized quality, such as AXN, a Sony Entertainment channel, as well as by increasing the amount of Portuguese content in its programming grid.

        Multimedia Service.    In order to increase its revenues per subscriber, TV Cabo has been developing a set of multimedia services, comprising broadband Internet access through cable modems and the provision of digital services, such as Electronic Programming Guide, multi-camera functionalities and video-on-demand. During 2004, TV Cabo launched the first prepaid broadband product in Portugal under the brand name "Zzt" and was also the first operator to offer 1Mbps downstream speed. TV Cabo had approximately 315 thousand subscribers for its broadband Internet access product at the end of 2004.

        Digitalization.    Throughout 2004, PT Multimédia continued its efforts to digitalize its Pay TV services. Digitalization provides higher security levels in controlling illegal access to content (TV Cabo uses NAGRA's ALADIN conditional access system) and will allow PT Multimédia to make available to customers additional services, such as VoD (video-on-demand), EPG (electronic programming guide), multi-game and multi-camera services, which add value to customers and create a competitive advantage. To enhance digital services and strengthen the digital offer, in May 2005, PT Multimédia launched additional programming content only available to customers through digital set top boxes, including 10 new channels from suppliers such as Fox, Nickelodeon, MTV and Discovery. PT Multimédia aims to stimulate the migration of its clients from analog to digital services by offering a greater selection of content and services. At December 31, 2004, PT Multimédia had over 310 thousand set-top boxes enabled for digital services.

        Network.    TV Cabo has made significant investments in the development of a hybrid fiber-coaxial broadband distribution network. TV Cabo's television signals are transmitted through fiber optic cables owned by our fixed line business, PT Comunicações, under a service agreement regulated by ANACOM. In addition, TV Cabo has used PT Comunicações' existing ducts, wherever possible, to build its network. The network has a bandwidth of 750 MHz and 860 MHz in certain areas, and is sufficient to permit gradual migration to digital signals. The current design of the network allows it to increase capacity without significant additional capital expenditure. TV Cabo has activated the two-way capacity of its bandwidth cable network reaching approximately 2.4 million homes, which at the end of 2004 stands at 95% of homes passed by its network.

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

        PT Conteúdos.    PT Multimédia created PT Conteúdos to manage the Portuguese-language audiovisual programming activities previously managed by TV Cabo. After restrictions on cable operators engaging in any programming business were lifted in 1997, TV Cabo formed two joint ventures to develop programming channels in Portugal (Sport TV and Premium TV) and launched Lisboa TV, now known as SIC Notícias, a live news, information and entertainment channel in Portuguese. These ventures were aggregated under PT Conteúdos, which is 100% owned by PT Multimédia.

        Until June 2003, PT Conteúdos owned 54% of Premium TV, a partnership with Globo and SIC. In June 2003, PT Conteúdos acquired the remaining 46% of the share capital of Premium TV held by Globo and SIC, which produced two premium movie channels—Telecine Premium and Telecine Gallery—using the film libraries of Globo. Until May 2003, these channels were distributed via cable and satellite, through TV Cabo's platforms. In June 2003, PT Conteúdos replaced Telecine Premium and Telecine Gallery with two premium movie channels (Lusomundo Premium and Lusomundo Galery), produced in-house using the film libraries of Lusomundo. In April 2004, Lusomundo Action, a premium cinema channel exclusively dedicated to the action genre, was launched, and in May 2005, Lusomundo Happy, a premium cinema channel dedicated to comedies, was launched. In December 2004, Premium TV was merged into PT Conteúdos and ceased to exist as a separate company.

        PT Conteúdos also owns 50% of Sport TV Portugal, S.A., or Sport TV, a joint venture with PPTV-Publicidade de Portugal e Televisão, S.A., or PPTV, a subsidiary of Olivedesportos, a Portuguese sports marketing firm. This joint venture produces Sport TV, a premium sports channel, which is distributed by Portuguese cable and satellite operators in exchange for a per-subscriber fee. Sport TV holds a license to distribute most league matches of Portugal's leading football league through 2008 and certain other European football leagues through 2005. Until November 2003, 33.33% of Sport TV was owned by each of PT Conteúdos, PPTV and Rádio Televisão Portuguesa, S.A., or RTP, the Portuguese state television operator. In November 2003, PT Multimédia entered into an agreement to purchase, through PT Conteúdos, an additional 16.67% stake in Sport TV from RTP for €16.3 million, thereby increasing its ownership in Sport TV to 50%. The remaining 50% is now held by PPTV. The purchase was completed in April 2004. The agreement guarantees Sport TV exclusive broadcasting rights to Portuguese football league matches from 2004 through 2008.

        PT Conteúdos also holds PT Multimédia's 40% interest in Lisboa TV (the owner of the live news and information channel "SIC Notícias"). See "—TV Cabo", above.

        PT Conteúdos is engaged in the wholesale business for content. From 2002 onwards this company has been responsible for negotiations with content producers of the acquisition of rights to carry pay TV channels and other content. It resells that content to different distribution platforms, including TV Cabo's pay TV and Internet platforms, as well as those of other operators.

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

  •
  Video: BVHE (Walt Disney), Paramount, Spyglass, Revolution Studios and other independent producers; and

  •
  Videogames: Sony Playstation (contract expired in April 2004).

        Lusomundo Cinemas.    Lusomundo Cinemas is the market leader in Portuguese cinema exhibition, with 148 screens. It also has 12 multiplexes, with 119 screens, in Spain through its 33% stake in Warner Lusomundo Sogecable, a joint venture with Warner Bros and Sogecable for cinema exhibition in Spain.

        Lusomundo Media.    Through Global Notícias, Publicações, S.A., Lusomundo Media owns several newspapers and magazines in Portugal, such as:

  •
  "Jornal de Notícias", one of Portugal's most popular daily newspapers, with an average daily circulation of approximately 113,049 newspapers in 2004;

  •
  "Diário de Notícias", one of Portugal's leading daily newspapers, with an average daily circulation of approximately 39,227 newspapers in 2004;

  •
  "24 Horas", a daily tabloid newspaper, and "Tal & Qual", a weekly tabloid newspaper;

  •
  regional newspapers, including "Açoreano Oriental", "Diário de Notícias da Madeira" and "Jornal do Fundão"; and

  •
  6 magazine titles, including "Notícias Magazine", "Grande Reportagem", "Volta ao Mundo", "Evasões", "Playstation 2" and "National Geographic Magazine".

        Lusomundo Media also provides radio content and programming and owns "TSF", Portugal's most popular news radio station. As of December 31, 2004, "TSF" had approximately a 28% share of the total radio advertising market in Portugal.

        Lusomundo Serviços, SGPS, S.A., a wholly owned subsidiary of PT Multimédia and holder of a 74.97% stake in Lusomundo Media, also has equity stakes in instrumental companies that provide, among other things, printing and distribution services to Lusomundo Media companies.

        As discussed above under "—Multimedia Business," PT Multimédia announced the disposal of its interest in Lusomundo Serviços on February 28, 2005, subject to the approval of the Portuguese competition authority.

International Investments

Investments in Brazil

        We have certain additional investments in Brazil, in addition to our investment in Vivo described above, including, most significantly, PrimeSys, a provider of telecommunications business solutions to large corporate clients, and Mobitel, a call center company.

        PrimeSys.    PrimeSys provides a full spectrum of services to assist corporations in integrating Internet and IT services into their current business operations. These services include outsourcing of both communications and IT services as well as high-margin services such as web enabling and systems integration.

        Mobitel.    Mobitel provides call center services in Brazil primarily to Vivo's subsidiaries, which represent 85% of its client base.

Investments in Africa

        We have investments in Cabo Verde Telecom, a global telecommunications operator in the Cabo Verde Islands, and in certain other mobile operators in Morocco, Angola, and, until recently, in Botswana.

        Cabo Verde Telecom.    We own 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom has the exclusive right to provide fixed, mobile and data services under the terms of its concession, and is the only provider of mobile services using GSM technology in the Cabo Verde Islands, a Portuguese-speaking country off the coast of West Africa.

        At December 31, 2004, Cabo Verde Telecom had 73 thousand fixed lines in service, which represents approximately 17.7 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 66 thousand active mobile telephone cards at December 31, 2004 (approximately 15.8 active mobile telephone cards per 100 inhabitants), of which 99% were prepaid customers. At December 31, 2004, Cabo Verde Telecom reached 6 thousand active Internet users.

        Cabo Verde Telecom's total gross operating revenues were €51.5 million in 2004, €52.8 million in 2003 and €51.0 million in 2002.

        Medi Telecom in Morocco.    In August 1999, Medi Telecom, a consortium made up of Portugal Telecom, Telefónica Móviles and certain Moroccan entities, bid for and won a license to operate a GSM mobile network in Morocco. This was the second such license issued by the Moroccan government. The license fee was 9.0 billion Moroccan dhirams (€929 million). Medi Telecom entered into a €1 billion project financing facility. We initially held 34.5% of Medi Telecom, having invested approximately €166 million, but in January 2000 we sold 4% of our interest in compliance with a condition of the bid process for the same license. At the end of 2002, following a capital increase, Portugal Telecom raised its equity share to 31.34%, equal to Telefónica's position. During the fourth quarter of 2003, following another share capital increase, Portugal Telecom raised its equity share to 32.18%, which it maintained as at December 31, 2004.

        Medi Telecom began operations at the end of March 2000. By the end of 2004, it had 2,934 thousand subscribers, which corresponds to an estimated market share of approximately 34%. Approximately 96% of its active mobile telephone cards are prepaid. We are managing the operations of Medi Telecom jointly with Telefónica Móviles.

        Medi Telecom's total gross operating revenues were 3,590 million Dirhams (€325.8 million) in 2004, 2,918 million Dirhams in 2003 and 2,285 million Dirhams in 2002.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. We are the operational manager of the venture, which began operations in Luanda in April 2001. As of December 31, 2004, Unitel had 541 thousand subscribers of which 99.5% were prepaid cards.

        Unitel's total gross operating revenues were US$245 million in 2004, US$119 million in 2003 and US$47 million in 2002.

        Mascom Wireless in Botswana.    Until recently, we managed the operations of, and had a 50.01% interest in, Mascom Wireless, an international consortium offering GSM services in Botswana. On July 7, 2003, we entered into an agreement to sell our 50.01% interest in Mascom Wireless for 250 million Botswana Pulas (approximately €46 million). We completed the sale in September 2004. We continue to provide consulting services to Mascom Wireless' management within the scope of the existing Management Agreement.

        Mascom had gross operating revenues of €81.7 million in 2004, €64.7 million in 2003 and €54 million in 2002. We fully consolidated the assets, liabilities and results of Mascom Wireless up to December 31, 2003. In 2004, we accounted for the results of Mascom Wireless up to September 2004 using the equity method.

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

        At December 31, 2004, CTM had 174 thousand fixed main lines in service. This figure represents approximately 38.7 fixed main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 221 thousand active mobile telephone cards at December 31, 2004 and 49.1 active mobile telephone cards per 100 inhabitants. CTM uses GSM digital mobile technology. In December 1999, CTM entered into a new concession that will be valid until the end of December 2011.

        CTM's total gross operating revenues were 1,667 million Patacas (€167.1 million) in 2004, 1,672 million Patacas (€167.6 million) in 2003 and 1,686 million Patacas (€169.0 million) in 2002.

Instrumental Companies

        PT SI.    PT SI is the group unit responsible for data centers, information systems and information technology activities of our business units in Portugal. PT SI provides integrated information systems and information technology services to our business units in Portugal, as well as to our existing and new customers. We now hold 100% of the share capital of PT SI, having acquired the remaining 5% held by IBM in 2003. PT SI has subcontracted certain information technology services to DCSI-Dados, Computadores e Soluções Informáticas, or DCSI, an information technology company controlled by IBM.

        PT Inovação.    PT Inovação is the group unit responsible for research and development activities. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructures and information systems.

        PT Contact.    PT Contact is the group unit responsible for call center operations in Portugal. PT Contact takes advantage of economies of scale and process alignments to reduce costs in our call center operations.

        PT PRO.    In February 2003, we created PT PRO to aggregate all our back-office activities in Portugal. PT PRO takes advantage of economies of scale and process alignments throughout our group to reduce costs in back-office activities. The creation of PT PRO has also allowed for a reduction of the execution risk of our financial reporting function through standardization of processes and application of best practices.

        PT Compras.    In May 2003, we created PT Compras and we transferred our newly created central purchasing unit to this company. PT Compras is optimizing our purchasing function on an integrated basis. Taking advantage of scale and specialization, PT Compras is increasing pressure in reducing suppliers' prices and improving the levels of quality and service.

Strategic Alliances

        We have summarized below our principal existing and planned alliances and joint ventures.

        Alliance with Telefónica.    In 1997, we entered into a cooperation agreement with Telefónica. This agreement focused principally on cooperation in international investments, particularly in Latin America. In 1998 we acquired interests, together with Telefónica, in Brazil. See "—Brazilian Mobile Business." In 1999 we commenced operations with Telefónica in Morocco. See "—International Investments—Investments in Africa—Medi Telecom in Morocco".

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

        We have appointed the Chief Executive Officer and Telefónica has appointed the Chief Financial Officer of Vivo. We manage Vivo on an equal basis with Telefónica and appoint ten of the twenty members of its board of directors, including the Vice-Chairman. Five of each party's ten directors must be resident in the Netherlands. In the event that either our or Telefónica's economic and voting interest is diluted below 50%, but not lower than 40%, due to a capital increase, the diluted party can re-build its interest to 50% within 12 months from the date of dilution. During such period, Vivo would be managed on an equal basis. We can maintain our share ownership percentage by contributing with cash or liquid assets. Should the percentage of the share capital in Vivo that we or Telefónica holds fall below 40% and remain below 40% for six consecutive months thereafter, our respective numbers of directors on the board will be changed to reflect our proportional shareholdings and the diluted shareholder will lose its right to appoint the CEO or CFO, as applicable.

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

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of our board who is an executive officer is serving on Telefónica's board as a non-executive director, and a member of Telefónica's board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. As of December 31, 2004, Telefónica increased its interest in our share capital to 9.7%. As of December 31, neither party controls the operations or management of the other.

        Alliance with Banco Espírito Santo and Caixa Geral de Depósitos.    In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo group, or BES, and Caixa Geral de Depósitos, or Caixa, to develop "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000 we acquired a stake in BES of 3% of its share capital. As of December 31, 2004, BES owned 9.2% of Portugal Telecom's share capital. In accordance with this arrangement, an executive officer of BES serves as a non-executive member of Portugal Telecom's board of directors. An executive member of Portugal Telecom's board of directors also serves as a non-executive member of the board of directors of BES.

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

        We own several office buildings in Portugal. Our main proprietary office space is located at the following addresses:

  •
  R. Gonçalves Cristóvão, 195/219, Porto, Portugal (15,116 square meters);

  •
  R. General Humberto Delgado, 342/368, Coimbra, Portugal (13,321 square meters);

  •
  Largo do Carmo, Faro, Portugal (11,452 square meters);

  •
  R. Andrade Corvo, 10/14, Lisboa, Portugal (10,300 square meters);

  •
  Av. da Liberdade, 266 and R. Rodrigues Sampaio, 111, Lisboa, Portugal (10,057 square meters);

  •
  R. Postiguinho Valadares, 12, Castelo Branco, Portugal (9,464 square meters);

  •
  Av. Carvalho Araújo, 629,Vila Real, Portugal (9,030 square meters);

  •
  R. Alves da Veiga 145/169, Porto, Portugal (7,203 square meters);

  •
  Travessa dos Correios, Torres Novas, Portugal (7,112 square meters);

  •
  Av. Liberdade, 643, Braga, Portugal (5,380 square meters);

  •
  Rua 9 de Julho, Beja, Portugal (5,331 square meters); and

  •
  R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters).

        We also have some leased offices, which are located at the following addresses:

  •
  Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (61,534 square meters);

  •
  R. José Ferreira Pinto Basto, Aveiro, Portugal (36,030 square meters);

  •
  Av. Álvaro Pais, 2, Lisboa, Portugal (31,800 square meters);

  •
  Tagus Park, Lt 35, Oeiras, Portugal (27,800 square meters);

  •
  R. Entrecampos, 28, Lisboa, Portugal (22,820 square meters);

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters);

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters);

  •
  Tagus Park, Edifício Inovação II, 414, Oeiras, Portugal (7,126 square meters);

  •
  Av. 5 de Outubro, 208, Lisboa, Portugal (6,976 square meters)

  •
  Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters); and

  •
  R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters).

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "PT Prime," "Telepac," "TMN," "PT Multimédia," "TV Cabo," and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. Telesp Celular has registered its important trademarks in Brazil. Brasilcel, through one of its Brazilian subsidiaries, is in the process of registering the trademark "Vivo" in Brazil and Spain; in Portugal, the trademark "Vivo" was approved in 2004. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

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

        Retail.    Our wireline business faces increasingly strong competition from new fixed-line operators as well as from mobile telephone service providers, including our own mobile service provider, TMN. The number of subscribers to mobile services in Portugal now outnumbers the number of wirelines in Portugal. At the end of 2004, there were approximately 95 active mobile telephone cards per 100 inhabitants in the Portuguese market. This growth comes as more residential subscribers add mobile lines for family members and as businesses add mobile cards for their employees. Vodafone Portugal and Optimus are already marketing their mobile services as an alternative to our wireline telephone services. We compete with them for market share.

        Vodafone Portugal and Optimus have major shareholders that can provide them with substantial resources. As well as strengthening their position in the mobile telephone market, this may enable them to compete directly and aggressively with our fixed-line telephone services. Optimus and Vodafone Portugal already offer direct access through fixed wireless access technology.

        At December 31, 2004, according to ANACOM figures, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 93.2% market share of access lines. At December 31, 2004, according to ANACOM figures and our estimates, PT Comunicações had an estimated 83.7% market share of total outgoing traffic (in minutes), a decrease of 4.8 percentage points from December 31, 2003, and an estimated 78.1% market share of domestic outgoing voice traffic (in minutes), a decrease of 4.3 percentage points from December 31, 2003.

        The main competitors in the wireline voice market include Oni Telecom—Infocomunicações, S.A. (owned by Electricidade de Portugal, Banco Comercial Português and Brisa—Autoestradas Portugal), Novis (owned by Sonae and France Telecom), Tele 2, Jazztel, Vodafone Portugal and the international competitors Colt and Global One. Jazztel, Vodafone Portugal and Global One are offering services mainly to small- and medium-sized enterprises and corporate segments. Jazztel is constructing fiber rings in Lisbon and Oporto. It holds a license to offer fixed wireless access local loop services. As Jazztel rolls out its service offering, we expect it to be a significant source of competition for the provision of wireline telephone services to small- and medium-sized enterprises. Sonae, the leading Portuguese retail group and a major Portuguese enterprise, in joint venture with France Telecom, formed Novis, the operator for fixed communications, and the mobile operator Optimus. All of the new entrants have focused on providing their customers national and international services over their networks without direct interconnection. These customers must still connect to our competitors' services through our fixed lines.

        The cable operator, Cabovisão, offers a package of Internet, cable TV and voice services to the residential segment. Cabovisão has attracted some of our local customer market and may continue to do so.

        The development of fixed wireless access local loop infrastructure represents a significant competitive challenge to our local loop infrastructure, because it provides an alternative to our local loop direct connections to customers. According to ANACOM, 7 fixed wireless access licenses were awarded to companies in Portugal as of December 31, 2004. The fixed wireless access local loop infrastructure that is being developed under these licenses is used to offer voice services in competition with our fixed-line telephone services.

        Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2004, we estimate that there were approximately 496.6 thousand lines in pre-selection.

        We lose revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2004, according to ANACOM data and our estimates, PT Comunicações had an estimated 77.5% market share of international traffic (in minutes), a decrease of 4.6 percentage points from December 31, 2003. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2004, prices reduced by 10.2% for regional calls and 13.8% for domestic long distance on average, compared with 2003. We believe our price structure is now competitive and that we are meeting the challenge of full competition.

        The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to interconnect with our network. Portuguese law requires us to lease lines to our competitors. It also obliges us to interconnect our network with our competitors' networks or lines leased by them. Our interconnection rates are subject to regulatory review. See "—Regulation—Portugal—Pricing of Wireline Services—Interconnection Prices". If ANACOM intervenes in the future to set interconnection prices at low levels, we believe new entrants to the Portuguese market would have a competitive advantage. New entrants and resellers of lines leased from existing operators have made very rapid inroads into other EU telecommunications markets that have also opened up to full competition.

        Wholesale.    Mobile operators, other than TMN, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using our network. This is reducing our wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

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

        Our competitors may use satellite-based networks, the infrastructure of public network operators, leased lines and their own infrastructure to offer telecommunications services to customers. These are all alternatives to leasing lines from us for data communications. As a result of competition, we have reduced our prices for leased lines and focused on value-added solutions based on Internet Protocol Virtual Private Networks, or IP VPN, to establish managed internal voice and data transmission networks to our customers, as well as data center and outsourcing services.

Competition Facing TMN in Portugal

        TMN competes with Vodafone Portugal and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, at the end of 2004, in terms of the number of active mobile telephone cards in the Portuguese market, TMN had a 50.7% market share. TMN has made maintaining its market share a priority. As a result of competitive pricing strategies, quality of service, innovative services and technology and excellent subscriber care, it has sustained its market share of new mobile subscribers.

        Vodafone Portugal and Optimus each have major shareholders that could provide them with substantial resources to compete aggressively against us in the Portuguese mobile telephone market. Vodafone Group plc, which was already Vodafone Portugal's controlling shareholder, acquired the remainder of its share capital during 2003. Sonae (one of Portugal's largest groups with a leading position in the retail business in Portugal) and France Telecom are the major shareholders in Sonae.com, the holding company that controls Optimus. We expect Vodafone and France Telecom to use Vodafone Portugal and Optimus, respectively, as vehicles to market their own services in the Portuguese market.

        The Portuguese government awarded four licenses to provide third generation mobile services in December 2000. Each of TMN, Vodafone Portugal and Optimus has received one of these licenses. The fourth license was awarded to Oniway, a subsidiary of Oni Solutions and a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services, and, as a result, the Portuguese government repealed the license granted to Oniway by ministerial order on January 13, 2003. The other three recipients of third generation licenses, including TMN, requested that the additional frequency that had been allocated to the new entrant be reallocated to them. This request was granted by a special ministerial order in January 2003. See "—Regulation—Portugal—Summary of Our Concession and Existing Licenses—Third Generation Mobile Services Licenses".

        Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. In addition, the commercial introduction in Portugal of third generation mobile services could heighten competition and reduce the potential profitability of providing third generation services. Moreover, ANACOM may open the mobile market to MVNOs which do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM and UMTS services. Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services. We believe that our mobile competitors, Vodafone and Optimus, will continue to market their services aggressively. In June 2005, Optimus introduced a virtual operator "Rede 4" in response to our new offer "Uzo" at a significant discount to our new tariffs. Although Uzo and Rede 4 are divisions of TMN and Optimus, respectively, they are both positioned commercially as independent operators. See "Item 3—Key Information—Risk Factors—Increased Competition in the Portuguese Mobile Market May Result, in Decreased Tariffs and Loss of Market Share".

Competition Facing Vivo in Brazil

        Throughout 2004, Vivo faced increasing competition not only from its established competitors, but also from new operators in some of the markets where Vivo operates. As of December 31, 2004, Vivo had 26.5 million subscribers, corresponding to a market share of 50.9% in its areas of operation, compared with 56.2% in 2003. Vivo's major competitors are Claro (Telecom Américas), TIM (Telecom Itália Mobiles) and Oi.

        Telesp Celular competed with two mobile operators in the state of São Paulo in 2004: Claro and TIM. BCP and Tess, two former competitors of Telesp Celular, which began offering services in their respective areas of the state of São Paulo in 1998, were acquired by Telecom Américas and were merged into Claro in 2003. In February 2002, TIM acquired a band D license for the entire state of São Paulo, beginning operations in September 2002, using the GSM/GPRS technology.

        Telesp Celular also competes for subscribers with wireline telephone service providers. Some existing and potential subscribers may shift to wireline services for a number of reasons, including price, if the availability of wireline services and the quality of the service improve. The main wireline service provider in São Paulo state is Telefónica, through Telesp Fixa.

        In 2004, Global Telecom competed with Claro, TIM and Brasil Telecom in the states of Paraná and Santa Catarina. In 2003, Tele Celular Sul, Global Telecom's previous competitor, was acquired by TIM. In February 2002, Telecom Américas, which controls Claro, acquired a band D license and Brasil Telecom (a wireline operator) acquired a band E license, for the states of Paraná and Santa Catarina. During the second half of 2002, Claro began operations in Paraná and Santa Catarina using the GSM/GPRS technology. Brasil Telecom began operations at the end of 2004 in the states of Paraná and Santa Catarina using GSM/GPRS technology.

        Tele Sudeste competed with three mobile operators in the states of Rio de Janeiro and Espírito Santo in 2004: Claro, Oi, which is controlled by Telemar (a wireline operator), and TIM. Oi and TIM launched their operations during the second half of 2002. In 2003, ATL, Tele Sudeste's previous competitor, was acquired by Claro. In February 2002, TIM acquired a band D license and Oi a band E license for the states of Rio de Janeiro and Espírito Santo. During the second half of 2002, TIM and Oi began operations in Rio de Janerio and Espírito Santo using the GSM/GPRS technology.

        Tele Leste competed with three mobile operators in the states of Bahia and Sergipe in 2004: Claro, Oi and TIM. Oi and TIM launched their operations during the second half of 2002. In 2003, Maxtel, Tele Leste's previous competitor, was acquired by TIM. In February 2002, Telecom Américas, which controls Claro, acquired a band D license and Oi a band E license for the states of Bahia and Sergipe. During the second half of 2002, Claro and Oi began operations in Bahia and Sergipe using the GSM/GPRS technology.

        CRT Celular competed with three mobile operators in the state of Rio Grande do Sul in 2004: Claro, TIM and Brasil Telecom. In 2003, Telet, CRT Celular's previous competitor, was acquired by Claro. In February 2002, TIM acquired a band D license and Brasil Telecom a band E license for the state of Rio Grande do Sul. During the second half of 2002, TIM began operations in this region using the GSM/GPRS technology. Brasil Telecom began operations during 2004 in the state of Rio Grande do Sul using GSM/GPRS technology.

        TCO competed with three mobile operators in the states of Acre, Rondônia, Mato Grosso, Goiás, Mato Grosso do Sul, Tocantins and in the Federal District in 2004: Claro, TIM and Brasil Telecom. In 2003, Americel, TCO's previous competitor, was acquired by Claro. In February 2002, TIM acquired a band D license and Brasil Telecom a band E license for the states of Acre, Rondônia, Mato Grosso, Goiás, Mato Grosso do Sul, Tocantins and the Federal District. During the second half of 2002, TIM began operations in these states using the GSM/GPRS technology. Brasil Telecom began operations at the end of 2004 in these states using GSM/GPRS technology. TCO also competed with four mobile operators in the states of Amazonas, Pará, Maranhão, Roraima and Amapá in 2004: Tele Norte Celular, Oi, Claro and TIM. In February 2002, Claro acquired a band C license, TIM a band D license and Telemar, which controls Oi, a band E license, for these states. During the second half of 2002, Claro, Oi and TIM began operations in these states using the GSM/GPRS technology.

        ANATEL has auctioned nine new SMP licenses, three per region, operating under band C, band D and band E. An operator that was awarded a license in the SMP auction was also granted a license to operate long distance fixed telephony, both national and international, after December 31, 2001. The band C auction was canceled due to a lack of bidders. ANATEL is analyzing the best way to allocate the relevant frequency, and a new band C auction is not expected to take place. The band D auction was successfully completed on February 13, 2001. Telemar was awarded a band D license for Region I (North and East Region, including the states of Rio de Janeiro, Minas Gerais and the states in the Northeast and North of Brazil) and TIM was awarded a band D license for Region II (Center and South Region, including the states of Rio Grande do Sul, Santa Catarina, Paraná and the states in the Center of Brazil) and Region III (São Paulo Region, including the metropolitan area of the city of São Paulo and the rest of the state of São Paulo). The initial band E auction was held on March 13, 2001. TIM was awarded a band E license for Region I. The auction for band E licenses in Regions II and III was postponed due to a lack of bidders. However, on January 22, 2002, ANATEL published a new invitation to bid for band E licenses in Regions II and III, as well as for band D and E licenses in four smaller regions, some of which cannot be operated by TIM due to its ownership interests in mobile operators. This auction was scheduled to take place on March 12, 2002 but was canceled due to a lack of bidders. Another auction took place in November 2002, and Brasil Telecom received three of the remaining licenses in the regions in which it already operated in wireline telecommunications, including the states of Paraná, Santa Catarina and Rio Grande do Sul. The licenses for four of the regions were returned by the bidders, and it is expected that they will be reauctioned by ANATEL in the future. In September 2004, ANATEL auctioned off the remaining band E licenses in Regions II and III. No operators bid for the band E licenses covering the State of São Paulo or the Northeast region of Brazil. However, two operators bid for and received a band E license for rendering services in the State of Minas Gerais (Stemar, which is owned by Claro, for the whole state, and Telemig Celular for the CTBC region).

Competition Facing PT Multimédia's Pay TV and Cable Internet Business

        Certain cable television operators are authorized to provide services in Portugal in addition to PT Multimédia's subsidiary, TV Cabo. Portuguese cable television authorizations cover different regions. TV Cabo has control over nine cable authorizations covering 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands. As of the end of 2004, TV Cabo's cable television licenses covered approximately 51% of Portugal's population (not including its DTH satellite coverage). PT Multimédia's competitors operate principally in Portugal's major cities and include Cabovisão (which has control over six cable authorizations), Parfitel (which has control over at least five cable authorizations), TV TEL (which has control over four cable authorizations) and Bragatel (which has control over one cable authorization). According to ANACOM figures, we estimate that at the end of 2004, TV Cabo's competitors had approximately 14% of the total number of subscribers in the pay-TV market.

        We believe the first cable television operator in any region has a competitive advantage over other operators. TV Cabo began providing services in Portugal before its competitors. TV Cabo began to provide services in Lisbon and Oporto, Portugal's largest cities, in 1995. In addition, TV Cabo has completed building most of its planned cable network.

        PT Multimédia competes for advertising revenue with terrestrial television companies and other forms of media such as newspapers, magazines, radio, billboards and the Internet. It also competes with terrestrial television companies for the acquisition of programming to attract viewers. Such competition can increase program acquisition costs.

        PT Multimédia competes with cable companies, such as Cabovisão, in the provision of broadband Internet services.

        In August 2001, the Portuguese government granted an authorization to Plataforma de Televisão Digital Portuguesa, S.A., or PTDP, to provide digital terrestrial television services. ANACOM instructed PTDP that it must begin operations before March 1, 2003. As PTDP had difficulty complying with the instruction, ANACOM, with PTDP's agreement, proposed to the Ministry of Economy that PTDP's authorization be revoked. By order of the Minister of Economy, dated March 25, 2003 (Ministerial order 6973/2003, published on April 9, 2003), the authorization was revoked. To date, ANACOM has only announced its interest in launching a new auction for the authorization but no date has been announced for completion of this procedure. We are not aware of any immediate plan of the government to grant an authorization to any other entity to provide digital terrestrial television services in Portugal.

        As existing technology develops and new technologies emerge, competition is likely to intensify, in particular with regard to products and services related to subscription TV and the Internet. PT Multimédia's cable and satellite business face competition from broadband local loop access based on wireless technologies (Broadband Wireless Access). In January 2005, Jazztel, a direct competitor, launched a commercial offer in the geographic areas where it operates. Also, we expect video over ADSL to increase competition. Novis may launch an IP television offer that would compete with PT Multimédia's television services.

Competition Facing PT Multimédia's Audiovisuals Business

        In the five main sub-segments of this business segment (Film distribution, Cinema exhibition, Video distribution, Video games distribution and Distribution of rights for TV broadcasting), PT Multimédia faces competition from various entities that differ from segment to segment, as follows:

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
"Notícias Magazine"

        With a per issue circulation in excess of 200 thousand copies, "Notícias Magazine" (distributed on Sundays with Lusomundo Media's newspapers, "Diário de Notícias", "Jornal de Notícias" and "Diário de Notícias da Madeira") is the market leader.

        Other significant magazine publishers in Portugal, apart from Lusomundo Media, are Impresa (in association with the Swiss media group Edipress), Impala and Cofina.

        As discussed above under "—Multimedia Business," PT Multimédia announced the disposal of its interest in Lusomundo Media on February 28, 2005, subject to the approval of the Portuguese competition authority.

Regulation

        The telecommunications industry has traditionally been heavily regulated in most countries of the world, including Portugal and Brazil. Over the last several years, both countries (Portugal beginning in 1991 and Brazil in 1998) have substantially privatized their state-held telecommunications operators and have been opening their telecommunications markets to competition. Portugal, a member of the European Union, opened its telecommunications market to full competition as of January 1, 2000. Portugal is pursuing further EU-led initiatives aimed at increasing the competitiveness of its market. Brazil has also been introducing further measures designed to increase competition. In this section, we explain the main laws and regulations in Portugal and Brazil that affect our operating companies in these two countries.

Portugal

        In the increasingly competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs, concern:

  •
  restrictions on the products we offer and the prices we charge in our wireline retail business;

  •
  obligations to allow our competitors to interconnect with and use our wireline network;

  •
  certain wireline services that we are obliged to provide to the public under our "universal service obligation";

  •
  measures that are intended to make it easier for our customers to migrate to our competitors' services, including carrier pre-selection, number portability, unbundling of the local loop and wholesale line rental, which is expected to be introduced during the second half of 2005; and

  •
  the terms of our Concession and our licenses, including the new third-generation mobile license that TMN received at the end of 2000.

        Law 91/97 of August 1, 1997, known as Law 91 or the Basic Law of Telecommunications, provided the legislative framework and the basis for telecommunications regulation in Portugal. This law was enacted to implement the European Commission's legal framework for the opening of the telecommunications sector in the European Union to full competition. Law 91 provided for the opening of the Portuguese telecommunications market, including public switched wireline telephone services and related infrastructure, to full competition, as of January 1, 2000. It also established the legislative framework for the transition to a fully competitive telecommunications sector in Portugal.

        Law 91 required the Portuguese government to ensure that a basic telecommunications network exists and basic telecommunications services are provided on a universal basis in Portugal. In addition, Decree Law 381-A/97, of December 30, 1997, provided that any entity can provide telecommunications networks and services if they obtain a license from or register with the Portuguese telecommunications regulator.

        Our wireline business unit provides domestic and international public wireline voice telephone services in Portugal pursuant to a Concession. Portugal Telecom transferred this Concession to PT Comunicações. On December 11, 2002, we agreed to prepay the future rental payments due under the Concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of Concession services to the Portuguese government in 2025. On December 27, 2002, we acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 Concession rental fee in the amount of €16.6 million. Our other subsidiaries in Portugal hold licenses to provide their services, including mobile telephony, data transmission and cable television. See "—Summary of Our Concession and Existing Licenses", below.

        Law 91, our Concession and Decree Law 458/99 of November 5, 1999, which implemented the EU universal service regulation, imposed on us universal service obligations in Portugal. Currently, we are the only telecommunications company in Portugal subject to these universal service obligations. See "—Universal Service Obligations", below. Law 91 imposed on the operators of public telecommunications networks an obligation to permit the use of their networks by other network operators and service providers on terms and conditions that are determined competitively and without discrimination. It also prohibited unfair competitive acts and abuse of a dominant position by a network operator or service provider. Law 91 has been changed by Law 29/2002 of December 6, 2002, which enabled the sale of the ownership of the basic network assets to PT Comunicações on December 27, 2002. See "—Summary of Our Concession and Existing Licenses—Our Wireline Concession" and "Item 8—Financial Information—Legal Proceedings". Law 91 also codified our right to use public rights-of-way free of municipal fees and taxes. Decree Law 458/99 (Universal Service) and Decree Law 415/98, which implemented the EU Interconnection Directive in Portugal, address the pricing mechanism and the financing procedures regarding universal service obligations. According to our Concession, PT Comunicações should be compensated for losses if the rights-of-way regime changes.

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service obligations and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive

2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004, and the fifth directive was adopted into law on August 18, 2004, as Law 5/2004. Law 5/2004 is in the process of being implemented through regulations by the Portuguese regulator, ANACOM; however, this process is not yet complete.

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

        ANACOM has started its analysis of 16 of the 18 retail and wholesale markets. ANACOM considers the Portugal Telecom group to have significant market power in the following: (i) retail markets—access to the public telephone network at a fixed location (residential and business); publicly available local and/or national telephone services provided at a fixed location (residential and business); and publicly available international telephone services provided at a fixed location (residential and business); and (ii) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops. ANACOM has notified the European Commission regarding its conclusions about the markets it has already analyzed. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, and has declared the Portugal Telecom group to have significant market power in this area.

        In addition to the Portugal Telecom group, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Final decisions with respect to the existence of significant market power in each of the relevant markets is expected during the course of 2005.

        ANACOM has not yet started the analysis of the 2 remaining wholesale markets.

        In addition, certain other aspects of the former regulatory scheme, such as the basis upon which we and other operators in Portugal can use public rights-of-way and the rules governing access to ducts, may be subject to further review and changes, and were opened by ANACOM to public comment. Overall, however, we believe that the new framework will permit an increasingly flexible approach to regulation as competition develops in Portugal.

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

        ANACOM is accountable to the Ministry of Public Works, Transport and Communications. The Ministry of Public Works, Transport and Communications retains basic responsibility for telecommunications policy in Portugal. Together with the Ministry of Finance, it has ultimate responsibility for monitoring our compliance with our Concession. It also has certain supervisory powers with respect to our activities. The Portuguese government delegated a significant number of those powers and functions to ANACOM in our Concession.

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

        EC Commission.    Most of the EU competition rules have the force of law in all EU member states and therefore apply to us in Portugal. The current priority of the European Commission is to ensure that EU member states fully and correctly implement EU requirements in national law. The European Commission routinely monitors the status of EU member states in implementing EU directives.

        The Directorate-General for Competition of the European Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Amsterdam, also known as the EC Treaty, relating to competition in the EU. Article 81 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU. Article 82 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. To the best of our knowledge, there is currently one material complaint relating to our activities and the regulatory framework of the Portuguese government pending before the Directorate-General for Competition, filed by Sonae.com. See "Item 3—Key Information—Risk Factors—EU Regulation Regarding Abuse of Dominant Position Could Adversely Affect our Business" and "Item 8—Financial Information—Regulatory Proceedings".

        We understand that at the end of 2001 the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provides PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess the potential outcome and implications, if any, for us, of such communications. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. Proceedings to implement this new regime are currently in progress.

        Autoridade da Concorrência.    Our activities are also overseen by Autoridade da Concorrência (formerly Direcção Geral do Comércio e da Concorrência, or DGCC), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. We expect the Autoridade da Concorrência to take a more active role in matters relating to pricing and to the determination of which companies have "significant market power" and the regulatory implications for such companies.

        On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and margin squeezes. The potential penalty for such practices could be as high as 10% of our turnover in the preceding fiscal year. This administrative investigation is still in a preliminary stage involving document collection and review. The Autoridade da Concorrência periodically requests that we provide them with additional information regarding the documents they seized in February 2004, which we have responded to in a timely manner. We expect that the next phase could involve the Autoridade da Concorrência formally charging us with the alleged abusive practices, which would result in an administrative proceeding, referred to as a "statement of objections", in which we would defend our position before the competition authority. If we were unsuccessful in our defense, the competition authority could issue a fine in connection with such abuses. We are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Commerce Court. To our knowledge, the Autoridade da Concorrência has not yet reached any decision on this matter. See "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties" and "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

        To our knowledge, there are also several other complaints relating to our activities pending before the Autoridade da Concorrência, including complaints against: (i) PT.com (this complaint was formerly against Telepac, which was merged into PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; (iii) TMN by Optimus for alleged abuse of dominant position in the call termination market; (iv) "Jornal de Notícias" for alleged predatory pricing and price discrimination regarding regional advertising; (v) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines; and (vi) PT Conteúdos for alleged anti-competitive practices in connection with media content and its strategic partnership with SIC. The Autoridade da Concorrência has requested information with respect to these complaints, which we have responded to in a timely manner.

        In addition, in the fourth quarter of 2004, the Autoridade da Concorrência initiated an administrative proceeding against PT Comunicações, referred to as a "statement of objections", for abuse of dominant position against a cable competitor in connection with access to ducts. This proceeding is at a preliminary stage and has not yet been made public. PT Comunicações has responded to this "statement of objections", but there has been no update on this proceeding since the end of 2004.

Pricing of Wireline Services

        Decree Law 458/99 required that ANACOM, DGCC and the provider or providers of the universal service in Portugal enter into a new pricing convention that governed only prices for services that we provided under universal service obligations. We are currently the only universal service provider in Portugal. See "—Universal Service Obligations", below. On December 30, 2002, we, ANACOM and the DGCC entered into a new pricing convention pursuant to article 11 of Decree Law 458/99. The pricing convention established the price regime applicable to the following universal services provided by PT Comunicações: (i) wireline services for subscribers, including traffic and subscription to analog lines within Portugal; and (ii) wireline services for public pay telephone calls made within Portugal, as well as making telephone directory and information services available. In addition, the pricing convention governed certain obligations of PT Comunicações to provide services to retirees, low income pensioners, low consumption residential users and customers with special needs.

        Under the pricing convention, the prices of universal services were adjusted based on actual costs, and the prices charged had to comply with the principles of transparency, non-discrimination and cost orientation. As a result, PT Comunicações was required to maintain a system of cost accounting, which enabled it to monitor the costs of the services it provides, and it was required to publicize current prices. For wireline subscribers, the pricing regime means that the weighted average variation of the prices they paid for domestic services did not exceed CPI minus 2.75% in 2003. PT Comunicações was also obligated under the pricing convention to make available an optional pricing plan for the benefit of residential customers with low consumption and for low income pensioners.

        The pricing convention expired on December 31, 2003. However, according to new Law 5/2004, until the full implementation of the new pricing regime, which was established by ANACOM in accordance with the new EU regulatory framework on December 14, 2004, the rules governing domestic prices established by the preceding pricing convention remained in effect. As a result, the average variation of domestic prices in 2004 did not exceed CPI minus 2.75%.

        On May 7, 2004, ANACOM approved the 2004 fixed telephone service prices proposed by PT Comunicações, which are applicable to wireline customers. These prices comply with the price cap of CPI minus 2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices have been effective since August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively. See "—Our Businesses—Wireline Business".

        The new pricing regime for wireline services, which was established by ANACOM on December 14, 2004 in accordance with the terms of the new EU regulatory framework, has created the following regulatory obligations on the retail market for telephone services at a fixed location:

  •
  In 2005, the price-cap applying to residential access and domestic calls is CPI minus 2.75% (new prices for 2005 are expected to be effective as of July 1, 2005 within this price cap);

  •
  The fixed retention part of fixed-to-mobile calls (residential and non-residential) are required to be in line with the cost orientation principle;

  •
  The tariffs of domestic payphone calls are required to correspond to a maximum of three times the tariff of a residential phone call; and

  •
  PT was released from its obligations under the low user scheme, as well as certain discount schemes for retired people, except for the monthly fee discount for retired people that is financed by the Portuguese government.

        In addition, general regulatory obligations of transparency, non-discrimination, cost orientation, cost accounting and account separation apply to access to the fixed line network and to the telephone services at a fixed location.

        Other Requirements.    The regulatory framework requires PT Comunicações to submit periodic reports on quality of service and comply with specified indicators. Penalties may occur if we do not achieve such indicators. We must also provide white page directories and certain other facilities to certain specified categories of subscribers free of charge.

        Interconnection Prices.    Law 5/2004 establishes the new access and interconnection regime in Portugal in accordance with the requirements of the new EU regulatory framework. Our initial reference interconnection offer for 2004 was published on March 31, 2004 and an updated version of the interconnection offer was published on October 1, 2004. See "—Interconnection", below. We also submitted our reference Internet access offer to ANACOM. See "—Interconnection—Internet Access", below.

        Prices for Leased Lines.    Prices for our leased lines are not subject to the pricing convention. The principles of cost-orientation, non-discrimination and transparency apply to our leased line prices, because ANACOM determined in February 2002 that we have significant market power in the provision of leased lines.

Universal Service Obligations

        Law 91, the Concession and Decree Law 458/99 of November 5, 1999 imposed universal service obligations on us in Portugal. These obligations include providing connection to the public telephone network at a wireline location. They also include providing access to public switched wireline telephone services, including enabling users to make and receive local, national and international telephone calls, facsimile communications and data communications. They also include providing public pay telephones, making directories available and at least one telephone directory enquiry service covering all public voice telephone subscribers' numbers.

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

        Decree Law 415/98, which implemented the EU Interconnection Directive in Portugal, and Decree Law 458/99, which implemented the EU universal service regulation in Portugal, address the pricing mechanism and the financing procedures regarding the universal service obligations, as well as those who must contribute to its cost. Law 91 required that operators of public telecommunications networks and providers of voice services must contribute to the costs of our universal service obligation. Decree Law 415/98 and Decree Law 458/99 required us to disclose to ANACOM our negative margins involved in meeting the universal service obligations. ANACOM will establish and publish the criteria for contributions to the cost of universal service. It will also determine, on an annual basis, the amounts and timing of contributions by other operators and service providers. Decree Law 458/99 also required that we, ANACOM and the DGCC enter into a new pricing convention governing the prices of services provided pursuant to the universal service obligation. As discussed above, we entered into a new pricing convention on December 30, 2002. See "—Pricing of Wireline Services".

        According to Law 5/2004, enacted to promulgate the new EU framework directive, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. This provision of Law 5/2004 has not yet been implemented.

        On August 21, 2003, ANACOM decided that Portugal Telecom should not be compensated for universal services provided prior to January 2001, because Portugal Telecom had an exclusive right to provide such services prior to that time. Portugal Telecom does not agree with the decision reached by ANACOM and is challenging this decision in the Lisbon administrative court. The court has not yet reached a decision on this matter.

Interconnection

        Law 5/2004 implemented the EU Access and Interconnection Directive and established the general conditions for access and interconnection among telecommunications operators in competitive markets.

It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power.

        As a result of the enactment of Law 5/2004, ANACOM adopted a measure in March 2004 on call origination on fixed telephone networks provided at a fixed location and call termination on individual public telephone networks provided at a fixed location and on significant market power designation in these fixed locations, declaring the Portugal Telecom group to have significant market power in these markets.

        In December 2004, all mobile operators were declared to have significant market power in the call termination in mobile networks market. ANACOM is in the process of determining who has significant market power in the call origination on mobile networks market. A decision is expected during 2005.

        Internet Access.    On February 21, 2001, ANACOM issued an administrative decision instructing PT Comunicações to submit a Reference Offer for Internet Access proposal changing the connection of ISPs to its wireline network from a model based on revenue sharing to one based on call origination charges and establishing maximum prices that PT Comunicações is permitted to charge ISPs for Internet access service. This administrative decision instructed PT Comunicações to implement the new billing structure by May 31, 2001. PT Comunicações published its Reference Offer for Internet Access on March 1, 2001, and since that time has modified how it accounts for revenues attributable to the interconnection of ISPs to its wireline network. We believe that PT Comunicações is in full compliance with ANACOM's administrative decision. As discussed below in "Item 8—Financial Information—Legal Proceedings—Other Legal Proceedings", PT Comunicações has submitted a claim to the Lisbon administrative court requesting relief from ANACOM's February 2001 administrative act and contesting the legality of such act.

        Under the new billing structure, two different types of pricing methods with ISPs are possible. Under the first method, ISPs pay a call origination charge to PT Comunicações, and, if the ISPs request that PT Comunicações invoice customers on their behalf, they also pay PT Comunicações the corresponding charge for the invoicing service. Under the second method, PT Comunicações charges the ISPs a wholesale flat rate and the ISPs bill their own customers. On September 23, 2003, ANACOM decided that data traffic and Internet traffic should be included in our Reference Interconnection Offer. Accordingly, PT Comunicações now offers two access regimes to ISPs: (i) the Reference Offer for Internet Access, which includes the two pricing methods described above, and (ii) the Reference Interconnection Offer, which includes a pricing method based on call origination. On March 16, 2004, ANACOM issued a new administrative decision regarding the billing structure for our Reference Interconnection Offer. As a result, the call origination pricing arrangements between PT Comunicações and ISPs are now ruled by two different billing regimes. The primary differences between the two billing regimes relate to origination prices, the manner in which ISP infrastructures are connected to PT Comunicações' wireline network and billing arrangements. The regime introduced in March 2004 has lower origination charges, involves the use of leased lines and does not require PT Comunicações to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their arrangements to connect with PT Comunicações' wireline network.

        The Interconnection Framework.    The EU Access and Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. It also requires that operators with significant market power in the provision of wireline telephone network services or of leased lines make interconnection available by publishing a reference interconnection offer which includes interconnection price lists. Interconnection prices must be cost-based and supported by transparent accounting systems. The EU Access and Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution.

        According to the EU Access and Interconnection Directive, all telecommunications companies with significant market power in the provision of wireline telephone networks or services, leased lines or mobile telephone networks or services must:

  •
  make interconnection access to their networks available to other network operators;

  •
  not discriminate between interconnection customers;

  •
  provide to those requesting interconnection the information and technical specifications necessary for them to interconnect their networks;

  •
  offer interconnection prices that are transparent and cost-oriented and do not discriminate between interconnection customers; and

  •
  maintain a separate accounting system for interconnection activities.

        Pursuant to Law 5/2004, ANACOM is entitled to review and modify our proposed interconnection rates and arrangements in our reference interconnection offer. ANACOM has established in Portugal an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services. We expect that convergence of interconnection rates and practices in Portugal with those in the EU will occur in a step-by-step process over the next several years.

        Through its competition directorate, the European Commission may become involved in complaints with respect to interconnection arrangements and practices brought by new entrants against incumbent telecommunications operators. Although the European Commission often defers to initiatives undertaken by national regulatory agencies with respect to interconnection-related matters, there can be no assurance that the European Commission will not further investigate or become actively involved in matters concerning the establishment of interconnection arrangements in Portugal on its own initiative or in response to a complaint by another telecommunications operator.

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

        Law 5/2004 requires that all wireline network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. They then do not need to dial any code to connect to their selected carrier when they make their calls. ANACOM introduced interim carrier pre-selection using auto dialers on July 1, 2000 and full carrier pre-selection has been available throughout Portugal since October 15, 2000.

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

Unbundling of the Local Loop

        On December 18, 2000, the European Commission approved a regulation requiring wireline network operators to make the local loop between their customers and the local switches on their networks available to competitors. Such a requirement also exists in Law 5/2004. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to rely upon the network operator's relationship with the customers. According to the regulation and Law 5/2004, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. ANACOM has announced that unbundling of the local loop should be available in Portugal in accordance with the terms of the EC regulation and Law 5/2004. Our PT Comunicações wholesale unit published its last version of the reference offer for unbundled access to our local loops on December 16, 2004. The reference offer is in accordance with terms established by ANACOM.

        PT Comunicações has made available to its competitors all of the local switches for remote and physical co-location where technical and space conditions are available, 101 of which are co-located.

Internet and Related Services

        Various regulatory developments may affect our Internet business. Portugal has adopted Decree Law 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. It is not possible at this time to ascertain the burden that data protection schemes or other self-regulation and content-monitoring requirements may impose on our Internet business.

EU Cable Television Directive

        The European Commission issued a directive on June 23, 1999 that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications operations into distinct legal entities. The European Commission has indicated that further actions to reduce the potential anti-competitive effects of the joint provision of cable television and telephone infrastructures will be justified in specific cases. We believe, however, that steps already taken to operate our cable television business in Portugal through PT Multimédia, a separate legal entity that has independent shareholders, satisfy the requirements of the directive implemented in Portugal.

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

        Pursuant to the authorization directive, which is part of the new EU framework, Law 5/2004 has established a new regime, whereby an operator must have a general authorization or license in order to obtain radio spectrum or numbering resources. ANACOM is responsible for issuing regulations to implement the authorization directive. PT Comunicações' Concession will be treated as a license under the new regime.

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

        On December 11, 2002, we agreed to prepay the future rental payments due under the Concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of Concession services to the government in 2025. On December 27, 2002, Portugal Telecom acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 Concession fee in the amount of €16.6 million. As a result of this acquisition, the terms of the Concession have been modified so that PT Comunicações no longer is obligated to pay a concession fee to the Portuguese government and ownership of the network and assets related to the Concession will not revert back to the Portuguese government in 2025. On February 17, 2003, Decree Law 31/2003 was enacted, establishing the basic regulatory principles supporting the terms of our modified Concession. On April 3, 2003, we entered into an agreement formally modifying the terms of our Concession with the Portuguese government.

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

        Under the former terms of the Concession, we had to pay the Portuguese government a fee of up to 1% of our operating revenues from the services provided under the Concession, after certain deductions. As a result of the acquisition of the basic telecommunications network, the terms of the Concession have been modified so that PT Comunicações no longer is obligated to pay a concession fee to the Portuguese government, which in 2002 amounted to €16.6 million and was included in the amount paid for the acquisition of the ownership of the basic telecommunications network property. The Concession also requires us to supply telecommunications services free of charge to certain Portuguese state officials, including the President of the Republic, the President of the Parliament, the Prime Minister and the President of the Supreme Court. In 2002, 2003 and 2004, the value of such services was approximately €0.1 million, €0.1 million and €0.2 million, respectively.

        We are required to provide special telephone prices to certain eligible retired and pensioner Portuguese citizens. The costs of providing these special prices are directly reimbursed by the Portuguese government. In addition, we offer supplementary discounts to certain retired and pensioner Portuguese citizens without reimbursement from the Portuguese government. The cost of these discounts for our wireline business was approximately €12.6 million in 2002, €10.2 million in 2003 and €8.7 million in 2004.

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

        PT Prime's data communications license authorizes it to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes PT Prime to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes the company to construct certain networks infrastructure in connection with licensed services. With respect to packet switched data, the data communications license is valid for 30 years and renewable by right thereafter for 15-year periods, unless PT Comunicações' Concession is terminated earlier. The license is valid for 15 years for other data transmission services. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, under Decree Law 381-A/97, and in accordance with the EU licensing regime, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

        In April 1997, ANACOM granted PT Prime a license to provide data communications services using satellite infrastructure.

        In April 1997, ANACOM also granted PT Prime a license to offer voice services to corporate networks and other closed groups of users. This license is valid for 15 years. Other providers of data communications services have also been issued licenses to provide such voice services, including Global One and Oni-Solutions.

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

        Through TMN, we hold a renewable, non-exclusive license to provide traditional and GSM digital mobile telephone services throughout Portugal. This license is valid until 2007 and may be renewed thereafter by authorization of the Portuguese telecommunications regulator. TMN terminated the provision of traditional analog mobile services, after being authorized by the Portuguese regulator, in 1999. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to us. Vodafone Portugal was awarded its license in 1991. Optimus was awarded a license in 1997 and began operations in September 1998. In addition to GSM 900 services, all three mobile service operators have been authorized since April 1998 to provide GSM 1800 services in Portugal on substantially similar terms and conditions.

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

        The UMTS licenses were issued by ANACOM at the end of 2000. The licenses cover all of Portugal and are valid for 15 years. The Ministry of Economy, under direction from ANACOM, initially postponed the mandatory initiation of third-generation services by license holders from January 1, 2003 to December 31, 2003. In February 2004, ANACOM issued a decision requiring the initiation of third-generation services in 2004. UMTS license holders were required to initiate UMTS services commercially by June 30, 2004. On April 19, 2004, TMN launched UMTS in Portugal, with a service that allows customers to make video calls. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. TMN currently provides UMTS coverage in Portugal's major cities, and is in the process of extending this coverage to cover the whole of Portugal.

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

        TV Cabo holds a total of nine renewable, non-exclusive authorizations to provide cable television services in 125 counties in continental Portugal and the Madeira and Azores Islands. Currently, certain other operators are also authorized to provide cable television services in Portugal. See "—Competition—Competition Facing PT Multimédia's Pay TV and Cable Internet Business".

        Under Portuguese law, advertising on TV Cabo's channels is generally restricted on the same terms as broadcast TV. These restrictions include a ban on alcohol advertisements before 10 p.m. and a complete ban on tobacco advertisements. Advertising on premium channels cannot take up more than 10% of air-time, and advertising on basic channels cannot take up more than 15% of air-time.

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

Brazil

        General.    Our Brazilian mobile business, the services they provide and the prices they charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

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

        In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, the government authority is entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a limited duration and is generally renewable once.

        An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the exploitation of the relevant type of telecommunications service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government will not guarantee an economic and financial balance, as guaranteed under a concession.

        SMP Regulation.    In November 2000, ANATEL adopted certain regulations for the issuance of new licenses to provide wireless communications services through SMP rules to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunications services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands, and they were denominated band C, band D and band E. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002 and in September 2004.

        Under these new licenses, services were to be provided using the 1800 MHz frequency, each operator would be able to provide domestic and international long distance services in its licensed area, and existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market, could bid for band C, band D and band E licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers may only bid for band D and band E licenses. A cellular operator, or its controlling shareholders, cannot have geographical overlap between licenses. Existing band A and band B cellular service providers could apply for an extra frequency range.

        Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

        Vivo's operating subsidiaries all held concessions prior to the introduction of the SMP regime. Subsequent to its introduction, they have migrated to the new SMP regime and their concessions have been converted into licenses to use the radio frequency spectrum in their respective bands and provide services in the regions in which they operate. See "—Our Businesses—Brazilian Mobile Business". In order to migrate services to the SMP regime, Telesp Celular and other operators owned by Vivo were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from their networks.

        Under the new SMP regime, interconnection fees for the termination of calls on mobile networks will be determined through commercial negotiations between Vivo's subsidiaries and other telecommunications operators. If the parties do not reach an agreement, the matter will be determined through arbitration, which will be conducted by ANATEL. Vivo's interconnection fees should have been revised pursuant to the new regime in February 2005, but the parties have not yet reached a final agreement through commercial negotiations. Prior to the introduction of the new regime, the interconnection fees for termination of calls on mobile networks were determined by ANATEL.

        The general instructions governing interconnection are contained in the "Interconnection Regulation", which provides the basic principles and rules on interconnection between telecommunications networks and systems. It governs the commercial, technical and legal aspects of interconnection. The criteria for remuneration of mobile network usage are set out in ANATEL Resolution #319.

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

        Each SMP license consists of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for a second 15-year period upon the payment of an additional license fee.

        Potential Benefits Relating to the SMP System.    According to the General Telecommunications Law and Decree No. 2056/96, control of a concession can only be transferred after five years from the date of privatization in the case of band A concessions, or the commencement of services in the case of band B concessions. On the other hand, under the SMP system, a licensee can be transferred through merger or incorporation of the relevant mobile service provider, whether they are providing services under the band A or band B.

        Obligations of Telecommunications Companies.    As telecommunications service providers, the companies operating under the Vivo brand are subject to regulations concerning quality of service and network expansion, as established in their SMP licenses and their original concession agreements.

        Any breach by the companies of telecommunications legislation or of any obligation set forth in their authorizations may result in a fine of up to R$50 million.

        Our Brazilian mobile businesses' SMP licenses impose obligations to meet quality of service standards, such as the system's ability to make and receive calls, call failure rates, the network's capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for assessing these quality service standards on April 23, 2003 (ANATEL Resolution No. 335/03).

        Interconnection.    Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All mobile operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. The terms and conditions of interconnection are freely negotiated between parties. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a non-discriminatory basis.

        Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the parties cannot agree upon the terms and conditions of interconnection, ANATEL may determine terms and conditions by arbitration.

        Currently, under the SMP system, remuneration for network usage between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them (partial "Bill & Keep" regime). In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. In the future, SMP operators will be permitted to adopt full "Bill & Keep", by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic. The timing of the implementation of full "Bill & Keep" is still under final negotiation, but was intended to be in place after June 30, 2005.

        Rate Regulation.    SMP licenses continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in Vivo's Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

        The initial price cap agreed to by ANATEL and Vivo's operating subsidiaries in their SMP licenses was based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in their licenses. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

        Telecommunications companies that interconnect with and use Vivo's operating subsidiaries' networks must pay an interconnection fee. Under the new SMP regime, interconnection fees for the termination of calls on mobile networks will be determined through commercial negotiations between Vivo's subsidiaries and other telecommunications operators. If the parties do not reach an agreement, they will go to arbitration, which will be conducted by ANATEL. Vivo's interconnection fees should have been revised pursuant to the new regime in February 2005, but the parties have not yet reached a final agreement through commercial negotiations. Prior to the introduction of the new regime, the interconnection fees for termination of calls on mobile networks were determined by ANATEL.

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the principal differences between Portuguese GAAP and U.S. GAAP, as they relate to us, see Notes 36, 37 and 38 to our audited consolidated financial statements. The statement of income and cash flow data presented below for the year ended December 31, 2002 reflects the full consolidation of TCP's results of operations with our financial results. However, as a result of the transfer of our interest in TCP to Vivo on December 27, 2002 and our acquisition of a 50% ownership interest in Vivo as of that date, our statements of income and cash flow data presented below for the years ended December 31, 2003 and 2004 proportionally consolidate the financial results of Vivo and all balance sheet data as of December 31, 2003 and 2004 proportionally consolidate the financial results of Vivo.

Overview

Our Business Reorganization and Revenue Reporting Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided. This current classification is different than that used prior to 2003. Portugal Telecom's business segments now consist of the following:

•	Wireline Business	Offering wireline services through PT Comunicações, PT Prime and PT.com, as follows:
		—	Retail business through PT Comunicações, including the fixed line telecommunications service, and, through PT.com, Internet services to residential customers(1);
		—	Wholesale business through PT Comunicações; and
		—	Data and corporate business through PT Prime, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.

•	Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.

•	Brazilian Mobile Business(2)	Offering mobile services, such as voice, data and Internet-related services, through Vivo and its subsidiaries, including:
		—	Telesp Celular, which operates in the Brazilian state of São Paulo;
		—	Global Telecom, which operates in the Brazilian states of Paraná and Santa Catarina(3);
		—	Tele Centro Oeste, which operates in the Northern and Midwestern regions of Brazil(4);
		—	Tele Sudeste Celular, which operates in the Brazilian states of Rio de Janeiro and Espírito Santo;
		—	Tele Leste Celular, which operates in the Brazilian states of Bahia and Sergipe; and
		—	CRT Celular, which operates in the Brazilian state of Rio Grande do Sul.

•	Multimedia Business	Offering multimedia and Internet-related services for the residential market through PT Multimédia and its subsidiaries, including:
		—	Cable and satellite television through TV Cabo;
		—	Broadband Internet access through cable modem provided by TV Cabo
		—	TV programming activities through PT Conteúdos and its subsidiaries and affiliates;
		—	Cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais;
		—	Cinema exhibition through Lusomundo Cinemas; and
		—	Production and distribution of daily newspapers, news radio and a diverse range of magazines through Lusomundo Media(5).

•	Other	International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS, S.A. holding company, including:
		—	PrimeSys, providing data communications services in Brazil;
		—	Mobitel, providing call center services in Brazil;
		—	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands;
		—	Medi Telecom, providing mobile telecommunications services in Morocco(6);
		—	Unitel, providing mobile telecommunications services in Angola(6);
		—	Mascom Wireless, providing mobile telecommunications services in Botswana (7);
		—	CTM, providing fixed and mobile telecommunications services in Macao(6); and
		—	Instrumental companies, including PT SI, PT Inovação, PT Contact, PT PRO and PT Compras.

(1)
As a result of PT Multimédia's sale of PT.com to Portugal Telecom in October 2002, PT.com's operations and results have been included in the wireline business segment since the beginning of 2003.

(2)
During the year ended December 31, 2002, we offered mobile services in the Brazilian market through Telesp Celular, Global Telecom and Celular CRT. On December 27, 2002, Portugal Telecom's interest in these subsidiaries was transferred to Vivo in exchange for a 50% interest in Vivo. As a result, we now proportionally consolidate the financial results of Vivo. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

(3)
We accounted for this investment during 2002 using the equity method.

(4)
On April 25, 2003, TCP acquired a controlling interest in TCO. As a result, TCO's assets and liabilities as of December 31, 2003 and 2004 are reflected in our consolidated balance sheet as of that date through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003, and for the year ended December 31, 2004 are reflected in our consolidated statement of income and cash flow data for the years ended December 31, 2003 and 2004 through our proportional consolidation of Vivo's statement of income and cash flow data.

(5)
As discussed above under "Item 4—Information on the Company—Our Businesses—Multimedia Business," PT Multimédia announced the disposal of its interest in Lusomundo Media on February 28, 2005, subject to the approval of the Portuguese competition authority.

(6)
We account for these investments using the equity method.

(7)
In September 2004, we disposed of our interest in Mascom Wireless, and in 2004, we accounted for the results of Mascom Wireless up to September 2004 by the equity method.

        We discuss and analyze our financial condition and results of operations in this section according to the classification of our business segments described above. For comparative purposes, financial results by business segment discussed below for the year ended December 31, 2002 have been reclassified in order to reflect the new composition of each business segment, except for the financial results of the Brazilian Mobile business segment for the year ended December 31, 2002, which continue to fully consolidate TCP's results. See "—Consolidation Treatment of Vivo" below and "Item 4—Information on the Company—Our Businesses—Business Units".

Consolidation Treatment of Vivo

        On December 27, 2002, we transferred our interest in TCP to our mobile joint venture with Telefónica Móviles in Brazil, originally named Brasilcel and rebranded Vivo in April 2003. We hold a 50% interest in Vivo, which now holds directly the following investments:

  •
  the controlling interest in TCP (which holds 100% of Telesp Celular, 100% of Global Telecom since December 27, 2002 and 86.2% of the voting shares of TCO since November 18, 2003, including treasury shares owned by TCO) and a minority interest in Celular CRT Participações (which holds 100% of CRT Celular), which we used to hold; and

  •
  the controlling interest in Tele Sudeste Celular Participações (which has 100% of the mobile operators in the Brazilian states of Rio de Janeiro and Espírito Santo), Tele Leste Celular Participações (which holds 100% in the mobile operators in the Brazilian states of Bahia and Sergipe) and Celular CRT Participações, which Telefónica Móviles used to hold.

        Since the transaction occurred at the end of 2002, our statement of income and cash flow data for the year ended December 31, 2002 continued to fully consolidate the financial results of TCP, but our consolidated balance sheet at December 31, 2002, proportionally consolidated 50% of the assets and liabilities of Vivo rather than fully consolidating those of TCP. In 2003 and 2004, we proportionally consolidated the financial results of Vivo in our consolidated financial results.

        On April 25, 2003, TCP acquired a controlling interest in Tele Centro Oeste, or TCO, a mobile telecommunications operator in the Midwestern and Northern regions of Brazil. As a result, TCO's assets and liabilities as of December 31, 2003 and 2004 are reflected in our consolidated balance sheets as of December 31, 2003 and 2004 through our proportional consolidation of Vivo, and TCO's income and cash flows from May through December 2003 and for the year ended December 31, 2004 are reflected in our consolidated statements of income and cash flow data for the years ended December 31, 2003 and 2004 through our proportional consolidation of Vivo's statements of income and cash flow data.

Changing Composition of Our Operating Revenues

        The composition of our operating revenues has been changing in recent years. Mobile services and multimedia services, such as Cable TV, have been growing rapidly in Portugal. Revenues from fixed line telephone services, particularly voice services, account for a decreasing share of our total operating revenues. The decrease in our fixed line telephone services revenues since 1998 reflects the migration of users from fixed line voice services to mobile voice services in Portugal, as well as price reductions.

        Wireline revenues accounted for 35.3% of total operating revenues in 2004, 37.0% in 2003 and 40.7% in 2002. The proportion of our total operating revenues derived from the provision of mobile telephone services in Portugal and Brazil accounted for, on a combined basis, 48.9% in 2004, 46.9% in 2003 and 44.5% in 2002. The trends above are affected by the devaluation of the Brazilian Real, since a substantial part of our mobile telephone operations are in Brazil. Wireline revenues currently include retail, wholesale and data and corporate revenues. The proportion of our total operating revenues attributable to our multimedia business accounted for 12.1% in 2004, 11.8% in 2003 and 11.1% in 2002.

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

        In 2004, we reduced our workforce in Portugal by 651 employees. See "Item 6—Directors, Senior Management and Employees—Employees—Work Force Reductions". We expect these workforce reductions to decrease our labor costs and increase productivity. Workforce reductions in our fixed line telephone services will continue to be a significant part of our cost management in 2005. We believe that the productivity of our fixed line telephone service unit is commensurate with European standards generally. We believe that there is potential for further efficiency gains as a result of the continued implementation of the current cost reduction programs and network modernization, as well as management's continuous efforts to identify other areas to improve our efficiency.

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

        In December 2001, we recorded a provision for impairment amounting to €500 million. This provision included an estimated impairment of our investment in TCP amounting to €1,500 million, net of the related tax effect of €1,000 million resulting from the corporate restructuring of our mobile businesses. During the fourth quarter of 2002, this provision was used to offset the impairment in the investment in TCP following the contribution of this investment to Vivo.

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

        Goodwill.    The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and the liabilities assumed. Such an allocation is based on management's judgment. The useful lives assigned to different goodwill are estimates based on management's assumptions and defined objectives at the time of the acquisition. As of December 31, 2004, the net book value of goodwill recorded in our balance sheet was approximately €1,410.4 million.

        The recoverable value of goodwill is subject to review annually and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition.

        The need to record impairments is assessed by comparison of the carrying value of the investments and the corresponding fair value, which is estimated based on the discounted future cash flows determined using economic assumptions and forecast operating conditions used by Portugal Telecom's management.

        These estimates, as well as the use of certain valuation methods, are the basis for the evaluation of the value of goodwill and therefore the amount of any impairment.

        Deferred taxes.    As of December 31, 2004, Portugal Telecom recorded deferred tax assets, net of valuation allowances and deferred tax liabilities, amounting to approximately €949.2 million,. This balance consists primarily of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and (ii) tax losses carried forward mainly resulting from the corporate restructuring undertaken in 2002. The realization of deferred tax assets is reviewed by Portugal Telecom's management using each entity's tax results forecast based on budgets and strategic plans. Valuation allowances are considered in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. If Portugal Telecom's management were to consider that certain deferred tax assets for which allowances had been made were to be realized, a previously recorded valuation allowance would be fully or partially reversed.

        Accrued post retirement liability.    As of December 31, 2004, Portugal Telecom recorded an accrued post retirement liability amounting to approximately €1,269.9 million to cover for its unfunded obligations regarding pensions and post retirement healthcare benefits, net of the related actuarial losses. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our independent actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. If we and our actuaries were to consider different assumptions from the ones that have been used in the actuarial valuations, the value of our accrued post retirement liability and related costs could differ from the amounts recorded in our financial statements.

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

        Unbilled expenses related to telecommunications costs incurred during the period are also estimated based on the traffic information regarding the usage of other operators' networks during the period and the prior month's pattern of telecommunications costs.

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

Results of Operations

        Our operating results reflect the changing patterns in our business described above in "—Overview". The key changes over the course of 2002, 2003 and 2004 include:

  •
  increasing revenues from mobile services and from pay TV and Internet services;

  •
  decreasing wireline telephone service revenues; and

  •
  a high level of work-force reduction program costs in 2003 and 2004, as we focus on increasing the efficiency of our wireline business.

        The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002			2003			2004
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
Operating Revenues
Wireline Business	2,273.6	40.73%	(5.96)%	2,138.1	37.02%	(0.67)%	2,123.8	35.26%
Retail	1,465.6	26.25%	(4.26)%	1,403.1	24.29%	(1.85)%	1,377.2	22.87%
Wholesale	371.5	6.65%	(15.18)%	315.1	5.45%	3.39%	325.8	5.41%
Data and Corporate	225.9	4.05%	0.33%	226.7	3.92%	(0.47)%	225.7	3.75%
Directories	139.1	2.49%	(2.19)%	136.1	2.36%	(4.68)%	129.7	2.15%
Sales	34.8	0.62%	5.66%	36.8	0.64%	0.56%	37.0	0.61%
Other	36.8	0.66%	(44.54)%	20.4	0.35%	39.46%	28.4	0.47%
Domestic Mobile Business	1,266.6	22.69%	6.32%	1,346.7	23.32%	7.25%	1,444.3	23.98%
Services	1,132.7	20.29%	7.10%	1,213.2	21.00%	7.19%	1,300.4	21.59%
Sales	133.9	2.40%	(0.27)%	133.5	2.31%	7.81%	143.9	2.39%
Brazilian Mobile Business	1,217.6	21.81%	11.82%	1,361.5	23.57%	10.39%	1,503.0	24.95%
Services	1,048.6	18.79%	4.31%	1,093.8	18.94%	8.19%	1,183.4	19.65
Sales	169.0	3.02%	58.43%	267.7	4.64%	19.39	319.6	5.30
Multimedia Business	621.9	11.14%	9.90%	683.5	11.83%	6.65%	729.0	12.10%
Pay-TV and Cable Internet	367.0	6.57%	17.77%	432.2	7.48%	14.44%	494.6	8.21%
Audiovisuals	110.7	1.98%	(2.71)%	107.7	1.86%	(25.56)%	80.2	1.33%
Media	134.5	2.41%	6.77%	143.6	2.49%	7.05%	153.7	2.55%
Other	9.8	0.18%	(99.5)%	0.1	0.00%	373.00%	0.5	0.01%
Other Businesses	202.2	3.62%	21.81%	246.3	4.26%	(9.55)%	222.8	3.70%
Services	194.0	3.48%	23.83%	240.2	4.16%	(8.81)%	219.0	3.64%
Sales	8.2	0.15%	(25.68)%	6.1	0.11%	(39.20)%	3.7	0.06%
Total Operating Revenues	5,582.0	100.00%	3.48%	5,776.1	100.00%	4.27%	6,022.9	100.00%

	Year Ended December 31,
	2002			2003			2004
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
Operating costs and expenses
Wages and salaries	694.8	12.45%	1.60%	705.9	12.22%	5.70%	746.2	12.39%
Post retirement benefits	183.2	3.28%	21.68%	222.9	3.86%	(37.86)%	138.5	2.30%
Costs of telecommunications	622.9	11.16%	(5.75)%	587.1	10.17%	(5.94)%	552.3	9.17%
Depreciation and amortization	962.8	17.25%	(0.92)%	954.0	16.52%	0.35%	957.3	15.90%
Costs of products sold	462.7	8.29%	18.91%	550.2	9.52%	8.08%	594.7	9.87%
Marketing and publicity	108.8	1.95%	30.45%	141.9	2.46%	33.00%	188.7	3.13%
General and administrative	925.6	16.58%	4.43%	966.5	16.73%	11.32%	1,075.9	17.86%
Provisions for doubtful receivables, inventories and other	132.8	2.38%	(1.47)%	130.8	2.26%	31.29%	171.7	2.85%
Other	221.8	3.97%	(8.48)%	203.0	3.51%	12.76%	228.9	3.80%
Total operating costs and expenses	4,315.3	77.31%	3.41%	4,462.4	77.26%	4.30%	4,654.3	77.27%
Operating income	1,266.7	22.69%	3.71%	1,313.7	22.74%	4.18%	1,368.6	22.72%
Other expenses, net(1)	543.9	9.74%	(55.81)%	240.3	4.16%	32.09%	329.5	5.47%
Work Force Reduction Program Costs	53.7	0.96%	484.87%	314.1	5.44%	(45.61)%	170.8	2.84%
Extraordinary items(2)	38.6	0.69%	36.79%	52.8	0.91%	65.42%	87.4	1.45%
Income before income taxes	653.5	11.71%	6.70%	697.3	12.07%	11.97%	780.8	12.96%
Income Taxes	(337.1)	6.04%	12.10%	(377.9)	6.54%	(52.61)%	(179.1)	2.97%
Consolidated net income before minority interests	316.4	5.67%	0.96%	319.5	5.53%	88.33%	601.7	9.99%
Loss (income) applicable to minority interests	74.6	13.36%	(206.16)%	(79.2)	1.37%	28.28%	(101.6)	1.68%
Consolidated net income	391.1	7.01%	(38.57)%	240.2	4.16%	108.20%	500.1	8.30%

(1)
In 2002, net other expenses primarily included: (i) net interest expenses amounting to €197.0 million; (ii) goodwill amortization amounting to €142.9 million; and (iii) net equity losses in affiliated companies amounting to €160.9 million. In 2003, net other expenses primarily included: (i) net interest expenses amounting to €201.8 million; (ii) goodwill amortization amounting to €110.6 million; (iii) net equity losses in affiliated companies amounting to €19.2 million; and (iv) other net financing income amounting to €95.4 million (including gains on the fair value of certain derivatives contracts). In 2004, other expenses, net primarily included: (i) net interest expenses amounting to €202.9 million; (ii) goodwill amortization amounting to €97.1 million; and (iii) net equity gains in affiliated companies amounting to €27.7 million.

(2)
In 2002, extraordinary items included primarily: (i) €50.9 million related to a provision to adjust assets and liabilities in TMN; and (ii) €30.5 million gained as a result of the disposal of certain investments in Telefónica. In 2003, extraordinary items included mainly €51.6 million related to a provision to cover estimated losses resulting from the activities of TV Cabo. In 2004, extraordinary items included mainly: (i) €40 million related to a provision for impairments in the audiovisuals business; (ii) €26 million related to a provision recorded by TV Cabo in connection with the obligation to dismantle its analog premium service and the implementation of a digital offer; (iii) expenses of €10 million incurred in the wireline business for the settlement of a litigation case with DECO (the Portuguese consumer association); and (iv) €25 million gained as a result of the disposal of the investment in Mascom Wireless in Botswana.

(3)
In 2002, net losses applicable to minority interests included the share of minority shareholders in the losses of TCP (€23 million) and PT Multimédia (€61 million). In 2003, income applicable to minority interests included 50% of the share of minority shareholders of Vivo's subsidiaries in their corresponding income (€52 million) and the share of minority shareholders in the income of PT Multimédia (€13 million). In 2004, income applicable to minority interests included 50% of the share of minority shareholders of Vivo's subsidiaries in their corresponding income (€43 million) and the share of minority shareholders in the income of PT Multimédia (€47 million).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

        Our operating revenues increased to €6,022.9 million in 2004 from €5,776.1 million in 2003, an increase of 4.3%, primarily as a result of strong revenue growth in our mobile and multimedia businesses in Portugal and in our mobile business in Brazil. This increase was achieved notwithstanding the 4.2% devaluation of the Brazilian Real's average exchange rate in 2004 as compared to the previous year.

        Wireline Business.    Operating revenues from our wireline business decreased by 0.7% to €2,123.8 million in 2004 from €2,138.1 million in 2003. This slowdown in the rate of decrease in 2004 was underpinned by several key broadband initiatives that focused on customer retention and the creation of new revenue opportunities.

        Retail.    Retail revenues decreased by 1.9% to €1,377.2 million in 2004 from €1,403.1 million in 2003. The decrease was mainly due to declining traffic volumes, the implementation of a price cap and the reduction of fixed-to-mobile prices, which was partially offset by the increase in the line rental (in accordance with the price cap), the higher contribution from pricing plans and the increase in ADSL revenues. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        Wholesale.    Operating revenues from wholesale services increased by 3.4% to €325.8 million in 2004 from €315.1 million in 2003. This increase was mainly due to a change in the accounting for transit traffic from net to gross.

        Data and Corporate.    Data and corporate revenues decreased by 0.5% to €225.7 million in 2004 from €226.7 million in 2003. This decrease was mainly due to the decrease in leased lines and network management and outsourcing resources, primarily as a result of lower prices due to increased competition. This decrease was partially offset by an increase in data communications revenues, in connection with the launch of new services and the hosting of the Euro 2004 championship. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        Domestic Mobile Business.    Operating revenues from our domestic mobile business increased by 7.2% to €1,444.3 million in 2004 from €1,346.7 million in 2003. This increase reflects the 3.4% increase in the number of TMN's active mobile telephone cards in 2004. There was a 1.7% decrease in average minutes per month per subscriber in 2004 compared with 2003 mainly due to the rising weight of double SIM card penetration and a subdued economic environment. We estimate that TMN's revenues per active mobile telephone card decreased by 3.4% in 2004 to an average of approximately €24.4 per month compared to €25.2 per month in 2003. Revenues from sales of handsets increased 7.8% to €143.9 million in 2004 from €133.5 million in 2003. See "Item 4—Information on the Company—Our Businesses—Domestic Mobile Business".

        Brazilian Mobile Business.    Operating revenues from our Brazilian mobile business increased to €1,503.0 million in 2004 from €1,361.5 million in 2003. This increase reflects the fact that from January through April 2003, TCO's results were not included in Vivo's results as a result of its acquisition by TCP in May 2003. Excluding the devaluation of the Real, revenues would have increased by 15.2% to €1,568.1 million in 2004 due to strong customer growth and price increases. The average revenue per user per month in 2004 was R$32.8, as compared to R$39.4 in 2003. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Multimedia Business.    Operating revenues from our multimedia business increased by 6.7% to €729.0 million in 2004 from €683.5 million in 2003. This increase was largely due to the increase in the number of TV Cabo subscribers and broadband services, as a result of which operating revenues from the pay TV and cable Internet business rose by 14.4% to €494.6 million in 2004 from €432.2 million in 2003. Average monthly revenue per customer in the Pay TV business increased by 6.6% to €25.4 in 2004 from €23.8 in 2003. Revenues from the audiovisuals business in 2004 totaled €80.2 million, a 25.5% decrease over 2003, mainly due to the termination of the distribution contract with Sony and the decline of 13.0% in video revenues. In 2004, Lusomundo Media's revenues reached €153.7 million, a 7.1% increase over 2003, as a result of recovery in the advertising market that began at the end of 2003 and the hosting by Portugal of events including the Euro 2004 championship and "the Rock in Rio Festival" in Lisbon. See "Item 4—Information on the Company—Our Businesses—Multimedia Business".

        Other Businesses.    Operating revenues from our other businesses included in our consolidated financial results decreased by 9.6% to €222.8 million in 2004 from €246.3 million in 2003. The decrease was mainly the result of the exclusion of Mascom Wireless' operating revenues (€64 million in 2003) from our consolidated financial results as from January 2004.

Operating Costs and Expenses

        Our operating costs and expenses increased to €4,654.3 million in 2004 from €4,462.4 million in 2003, an increase of 4.3%. This increase was primarily due to an increase in wages and salaries, costs of products sold, marketing and publicity, general and administrative expenses and provisions for doubtful receivables, inventories and other, which was partially offset by a decrease in post retirement benefits costs.

        Wages and salaries.    Wages and salaries, including employee benefits and social charges, were €746.2 million in 2004, compared to €705.9 million in 2003. This 5.7% increase was primarily due to the fact that TCO was only fully consolidated by Vivo as of May 2003. In our wireline business, which accounted for 39.5% of consolidated wages and salaries in 2004, there was a 6.2% decrease in wages and salaries as a result of our curtailment program.

        Post retirement benefits.    Costs of post retirement benefits decreased by 37.9% to €138.5 million in 2004 from €222.9 million in 2003, primarily due to a recent change in Portuguese law revising the method of calculating the pension of an employee upon retirement, which generated a prior year service gain of €67 million. Furthermore, the Portuguese State agreed to increase its contribution to healthcare costs, which also resulted in lower costs of post retirement benefits. This cost item does not include early termination programs related to our work force reduction program. These are treated as an extraordinary item and not as operating costs and expenses and so are not included in our operating income. See "—Work Force Reduction Program Costs" and "—Liquidity and Capital Resources—Post Retirement Benefits".

        Costs of telecommunications.    Costs of telecommunications dropped to €552.3 million in 2004 from €587.1 million in 2003, representing a decrease of 5.9%. This decrease was mainly due to lower traffic volumes in wireline and also to lower fixed-to-mobile interconnection fees in Portugal. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Wholesale".

        Costs of products sold.    The costs of products sold amounted to €594.7 million in 2004, as compared to €550.2 million in 2003, representing an increase of 8.1%. This increase relates primarily to: (i) strong customer growth in Vivo; and (ii) SACs incurred by TMN during 2004 were no longer deferred but rather expensed in the year, while those from previous years were still amortized in operating costs.

        Marketing and publicity.    Marketing and publicity costs amounted to €188.7 million in 2004, corresponding to a 33.0% increase over 2003. This increase was mainly the result of the increase in advertising spend and promotional activities in connection with the rollout of new products and services across all business units and the fact that TCO was only fully consolidated by Vivo as of May 2003.

        General and administrative expenses.    General and administrative expenses include specialized work and subcontracts and various other administrative expenses. This cost item increased to €1,075.9 million in 2004 from €966.5 million in 2003, an increase of 11.3%, primarily relating to higher commercial costs in the wireline business and in Vivo (mainly commissions and call centers), resulting from the strong growth of ADSL and pricing plans in the wireline business and the strong growth of clients in Vivo, and also the fact that TCO was only fully consolidated by Vivo as of May 2003.

        Provisions for doubtful receivables, inventories and other.    Provisions for doubtful receivables, inventories and other increased to €171.7 million in 2004 from €130.8 million in 2003. This increase of 31.3% is primarily the result of a higher level of provisioning in the wireline business, resulting mainly from one-off provisions to cover risks associated with cancellations of certain onerous contracts.

        Depreciation and amortization.    Depreciation and amortization costs remained broadly flat in 2004 at €957.3 million. Excluding the effect of a transfer to intangible assets of a portion of goodwill related to the value attributable to licenses held by Vivo's subsidiaries, depreciation and amortization would have decreased by 4.1% in 2004.

Operating Income

        Our operating income increased to €1,368.6 million in 2004 from €1,313.7 million in 2003 an increase of 4.2%. Excluding the devaluation of the Brazilian Real, operating income would have been €1,379 million, representing an increase of 5.0% over 2003. The increase was primarily due to the increase in operating income from our mobile and multimedia businesses in Portugal. Operating margin (operating income as a percentage of total operating revenues) remained flat in 2004 at 22.7%.

Other Expenses, Net

        Other expenses, net, which increased by 32.1% to €329.5 million in 2004 from €240.3 million in 2003, primarily includes our net financial charges, including net interest and related expenses, foreign exchange losses and gains, goodwill amortization, equity in earnings of affiliated companies and other financial gains and costs.

        Net financial charges increased from €201.8 million in 2003 to €202.9 million in 2004. Portugal Telecom's average cost of debt was 6.2% in 2004, as compared to 5.45% in 2003. Excluding the financing costs in Brazil, the average cost of debt would have been 4.7%.

        Net foreign exchange losses amounted to €32.7 million in 2004, as compared with €41.9 million in 2003, primarily because of the evolution of the Real exchange rate over the year.

        Net other financial expenses amounted to €12.5 million in 2004, as compared to net other financial income of €95.4 million in 2003. Net other financial expenses in 2004 included various financial expenses, including banking commissions and related taxes, and gains from swaps on PT Multimédia shares. In 2003, this caption included gains related to a reduction in a provision to cover estimated losses on certain equity swaps related to PT Multimédia and Portugal Telecom treasury shares (as a result of the increase in the underlying share price as at December 31, 2003) and gains in certain derivative products.

        Goodwill amortization decreased by 12.2% during 2004 to €97.1 million. This decrease was mainly due to the fact that the amortization of licenses held by Vivo's subsidiaries, which in 2004 amounted to approximately €33 million, is now included in the depreciation and amortization line item. Goodwill amortization includes mainly the amortization relating to our investments in Vivo (€39 million), PT Multimédia (€10 million), PT.com (€9 million) Lusomundo Media (€8 million), PT Comunicações (€7 million) and Lusomundo Audiovisuals (€6 million).

        Equity accounting in earnings of affiliated companies amounted to €27.7 million in 2004, as compared to equity in losses of affiliated companies of €19.2 million in 2003. This improvement was primarily due to the reduction in the losses of Medi Telecom (from €25 million to €6 million) and Sport TV (from €5 million to €1 million); the increase in the earnings of Unitel (from €6 million to €17 million); and the change in the consolidation method of Mascom Wireless in 2004 from full consolidation to the equity method (earnings of €8 million in 2004).

Work Force Reduction Program Costs

        Work force reduction program costs amounted to €170.8 million in 2004 as compared with €314.1 million in 2003, in connection with the reduction of the work force by 651 employees during 2004. See "—Liquidity and Capital Resources—Post Retirement Benefits" and "Item 6—Directors, Senior Management and Employees—Employees—Work Force Reductions".

Extraordinary Items

        Extraordinary items were a net loss of €87.4 million in 2004 as compared with €52.8 million in 2003. In 2004, extraordinary items included primarily (i) a provision of €40 million for potential impairments in the audiovisuals business, (ii) a provision of €26 million recorded by TV Cabo in connection with the obligation to dismantle its analog premium service and the implementation of a digital offer, (iii) expenses of €10 million incurred in the wireline business for the settlement of a litigation case with DECO (the Portuguese consumer association), and (iv) a gain of €25 million related to the disposal of the investment in Mascom Wireless.

Income Taxation

        Income taxes decreased by 52.6% to €179.1 million in 2004 from €377.9 million in 2003. This decrease was mainly a result of the recognition in 2004 of a deferred tax asset of €103 million in connection with tax losses carried forward at PT Multimédia and the €142 million increase in this caption in 2003 resulting from an accounting adjustment in deferred taxes related to the decrease of the corporate tax rate in Portugal from 33% to 27.5%. In 2004, this item included €238 million which was recorded against a reduction of tax losses carried forward recorded in deferred tax assets in previous years.

Minority Interests

        Income applicable to minority interests in 2004 amounted to €101.6 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo's subsidiaries (€43 million) and to the share of minority shareholders in the net income of PT Multimédia (€47 million). In 2003, income applicable to minority interests amounted to €79.2 million.

Net Income

        Our net income increased to €500.1 million in 2004 compared to €240.2 million in 2003. This increase was impacted mainly by lower curtailment costs in 2004.

        Earnings per ordinary and A share in 2004 increased to €0.43 from €0.19 in 2003 on the basis of 1,166,485,050 shares issued at December 31, 2004 and 1,254,285,000 shares issued at December 31, 2003.

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

        Domestic Mobile Business (TMN).    Operating revenues from our domestic mobile business increased by 6.3% to €1,346.7 million in 2003 from €1,266.6 million in 2002. This increase reflects the 10.4% increase in the number of TMN's active mobile telephone cards in 2003. There was a 5.7% decrease in average minutes per month per subscriber in 2003 compared with 2002 mainly due to the higher level of penetration and the strong increase of the customer base in the fourth quarter of 2003. We estimate that TMN's revenues per active mobile telephone card decreased by 6.9% in 2003 to an average of approximately €25.2 per month compared to €27.1 per month in 2002. Revenues from sales of handsets decreased 0.3% to € 133.5 million in 2003 from €133.9 million in 2002 primarily as a result of the high level of mobile phone market penetration in Portugal. See "Item 4—Information on the Company—Our Businesses—Domestic Mobile Business".

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

        Multimedia Businesses.    Operating revenues from our multimedia businesses increased by 9.9% to €683.5 million in 2003 from € 621.9 million in 2002. This increase was largely due to the increase in the number of subscribers of TVCabo and in the number of subscribers using TV Cabo's premium channels (particularly satellite TV subscribers) and broadband services, as a result of which operating revenues from the pay TV and cable Internet business rose by 17.8% to €432.2 million in 2003 from € 367.0 million in 2002. Average monthly revenue per pay TV subscriber increased by 5.3% to €19.98 in 2003 from €19.03 in 2002. Revenues from the audiovisuals business in 2003 totaled €107.7 million, a 2.7% decrease over 2002, mainly due to the decrease in the sale of video games. In 2003, Lusomundo Media's revenues reached €143.6 million, a 6.8% increase over 2002, as a result of increased newspaper circulation and product sales promotions, which more than offset the decrease in advertising revenues. See "Item 4—Information on the Company—Our Businesses—Multimedia Business".

        Other Businesses.    Operating revenues from our other businesses included in our consolidated financial results increased by 21.8% to € 246.3 million in 2003 from €202.2 million in 2002. The increase was mainly the result of the increase in the operating revenues of PrimeSys (€27.2 million) and Mascom (€10.3 million).

Operating Costs and Expenses

        Our operating costs and expenses, excluding depreciation and amortization, increased to €3,508.4 million in 2003 from €3,352.5 million in 2002, an increase of 4.7%. This increase was primarily due to an increase in post retirement benefits, costs of products sold, marketing and publicity and general and administrative expenses.

        Wages and salaries.    Wages and salaries, including employee benefits and social charges, were €705.9 million in 2003, compared to € 694.8 million in 2002. This 1.6% increase was primarily due to the in-sourcing of staff from franchised shops of Vivo and the consolidation of PrimeSys in the second half of 2002. In our wireline business, which accounted for 44.4% of consolidated wages and salaries in 2003, there was a 10.4% decrease in wages and salaries as a result of our curtailment program.

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

        Costs of products sold.    The costs of products sold amounted to € 550.2 million in 2003, as compared to €462.7 million in 2002 and represented 9.5% of consolidated operating revenues in 2003, compared to 8.3% in 2002. This increase relates primarily to higher sales of terminal equipment, which in 2003 increased by 40%, mainly related to Vivo.

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

        Depreciation and amortization.    Depreciation and amortization costs remained broadly flat in 2003 at €954 million, mainly due to devaluation of the Brazilian Real. Excluding this effect, depreciation and amortization costs would have increased by 6.0% over 2002, as a result of the increased investment in equipment depreciated over a shorter period of time.

Operating Income

        Our operating income increased to €1,313.7 million in 2003 from € 1,266.7 million in 2002, an increase of 3.7%. Excluding the devaluation of the Brazilian Real, operating income would have been €1,380.4 million, representing an increase of 9% over 2002. The increase was primarily due to the increase in operating income from our mobile businesses in Portugal (an increase of €51.7 million or 11.5%) and Brazil (an increase of €6.7 million or 2.7%). Operating margin (operating income as a percentage of total operating revenues) was 22.7% in 2003 and in 2002.

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

        Net financial charges increased from €197.1 million in 2002 to €201.8 million in 2003. Portugal Telecom's average cost of debt was 5.45% in 2003, as compared to 5.5% in 2002. Excluding the financing costs in Brazil, the average cost of debt would have been 3.74%.

        Net foreign exchange losses amounted to €41.9 million in 2003, as compared with net foreign exchange gains of €88 million in 2002. The net foreign exchange gains in 2002 relate primarily to the gains obtained in connection with the unwinding of certain derivative instruments.

        Goodwill amortization decreased by 22.6% during 2003 to €110.6 million. This decrease was mainly due to impairment charges recorded in 2002 in connection with the investments in TCP, Global Telecom, Lusomundo, PrimeSys and other smaller Brazilian investments. Goodwill amortization includes mainly the amortization relating to our investments in Vivo (€ 53 million), Lusomundo (€14.0 million), PT Multimédia (€ 10.0 million) and PTM.com (€8.9 million).

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

        Net gains from the sale and disposal of fixed assets increased to € 28.6 million in 2003 from €4.0 million in 2002. In 2003, this caption includes mainly gains (€38 million) related to the sale of a building in Lisbon to one of PT Comunicações' pension funds. See "—Liquidity and Capital Resources—Post Retirement Benefits".

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

Extraordinary Items

        Extraordinary items were a net loss of €52.8 million in 2003 as compared with a net loss of €39 million in 2002. In 2003, extraordinary items included principally a provision for other risks and costs recorded by PT Multimédia, related to estimated losses on the value of fixed assets in connection with the restructuring of the IDTV business, and the acceleration of the digitalization of TV cable services. This provision also covers certain liabilities with third parties and losses on financial investments.

Income Taxation

        Income taxes rose by 12.1% to €377.9 million in 2003 from € 337.1 million in 2002. Our income taxes in 2003 included €229 million related to the estimate of income taxes for the year plus €145 million in connection with a one-off accounting adjustment in deferred taxes related to the decrease in the corporate tax rate in Portugal from 33.0% to 27.5%. Excluding the adjustment in deferred taxes in 2003, the effective tax rate would have been 33%. See Note 29 to our Audited Consolidated Financial Statements.

Minority Interests

        Income applicable to minority interest in 2003 amounted to €79.2 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo's subsidiaries (€51.5 million) and to the share of minority shareholders in the net income of PT Multimédia (€13.0 million). In 2002, losses applicable to minority interest amounted to €74.6 million and included primarily the share of minority shareholders in the losses of TCP and PT Multimédia.

Liquidity and Capital Resources

Overview

        Sources of Cash Flow.    During 2002, 2003 and 2004, we financed our operations and acquisitions mainly from cash generated from operations, equity financings and debt financings. The breakdown of our cash flows for the years ended December 31, 2002, 2003 and 2004 is as set out below:

	2002	2003	2004
Cash flow from operating activities	2,092.3	2,334.0	2,017.8
Cash flow for investing activities	(1,003.5)	(429.8)	(637.0)
Cash flow for financing activities	(486.1)	(1,654.1)	(1,987.5)

Total	602.7	250.1	(606.7)

        The following table provides a reconciliation between operating cash-flow and net income for the years ended December 31, 2002, 2003 and 2004.

	2002	2003	2004
Consolidated Net Income Before Minority Interests	316.4	319.5	601.7
Interest expenses, net	197.1	201.8	202.9
Goodwill amortization	142.9	110.6	97.1
Other net financing (income) losses	24.0	(53.5)	45.2
Losses/(Gains) on sales and disposals of fixed assets, net	(4.0)	(28.6)	12.0
Equity in (gains)/losses of affiliated companies	160.9	19.2	(27.7)
Extraordinary items	38.6	52.8	87.4
Depreciation and amortization	962.8	954.0	957.3

	1,838.7	1,575.7	1,976.0

(Increase)/Decrease in accounts receivable—trade	109.5	(106.7)	(48.2)
(Increase)/Decrease in accounts receivable—other	(328.3)	76.9	(59.2)
(Increase)/Decrease in inventories, net	4.8	46.9	(74.2)
(Increase)/Decrease in prepaid expenses and other current assets	(10.5)	(5.9)	(13.4)
(Increase)/Decrease in accounts payable—trade	1.0	231.0	40.4
(Increase)/Decrease in accounts payable—other	21.8	(195.1)	(103.5)
(Increase)/Decrease in accrued expenses, excluding financial operations	14.1	95.2	33.6
(Increase)/Decrease in taxes payable	(82.5)	31.9	(20.1)
(Increase)/Decrease in deferred income	(47.4)	88.1	50.9
(Increase)/Decrease in current deferred tax assets	(214.2)	71.8	(25.7)
(Increase)/Decrease in non-current deferred tax assets	(449.9)	293.8	91.5
(Increase)/Decrease in current deferred tax liabilities	0.9	(11.4)	(4.8)
(Increase)/Decrease in non-current deferred tax liabilities	(218.3)	(58.3)	(12.0)
(Increase)/Decrease in accrued post retirement liability	(748.6)	194.6	13.8
(Increase)/Decrease in consolidation (TCO)	—	18.8	—
Intangible assets—post retirement liabilities	761.9	—	—
Provisions related with taxes losses carryforward	1,350.5	—	—
Other non-current liabilities	50.9	(50.9)	—
Other	37.9	37.6	34.4

	253.6	758.3	41.8

Cash flow from operating activities	2,092.3	2,334.0	2,017.8

        We believe that cash generated from operations and bank facilities are sufficient to meet present working capital needs. Our cash and short term investments totaled €1,940.1 million at December 31, 2004, a decrease of 23.3% over December 31, 2003. This decrease was primarily attributable to the repayments in June 2004 of an exchangeable bond amounting to €450.1 million and in November 2004 of a bond amounting to €124.7 million.

        Investments.    During 2004, our investments in financial assets (including goodwill) amounted to €309 million and were mainly related to: (i) €16 million in connection with the acquisition of a further 17% stake in the share capital of Sport TV; (ii) €40 million in connection with an intercompany loan granted to Sport TV for the acquisition of Portuguese league football rights; (iii) €86 million in connection with Portugal Telecom's share in the acquisition by Brasilcel of a further 4.2% in Tele Sudeste Celular Participações, 22.7% in Tele Leste Celular Participações and 15.5% in CRT Celular Participações; and (iv) €127 million in connection with Portugal Telecom's share in the acquisition by TCP of a further 21.7% in TCO. We made total investments in 2004, including capital expenditures, of €1,092 million, a decrease of 2.1% over 2003 (€1,116.0 million). During 2003, our investments in financial assets (including goodwill) amounted to €464.3 million and were mainly related to Vivo's acquisition, through TCP, of a controlling interest in the share capital of TCO (€308 million). See "Item 4—Information on the Company—Our Businesses".

Cash from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities. All of our cash flows from operating activities result mainly from operations conducted by our subsidiaries and not by Portugal Telecom. The operations of our subsidiaries are described in relation to each business line in "Item 4—Information on the Company—Our Businesses".

        None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Vivo. Such decisions must be made by a majority of the board of directors of Vivo. Telefónica and we each appoint ten of the twenty board members. Accordingly, it will effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica".

        2004.    Net cash generated from operating activities decreased by 13.5% to €2,017.8 million in 2004 from €2,334.0 million in 2003. This decrease was due mainly to the fact that in 2003 we received an extraordinary inflow amounting to €201.2 million relating to the tax payment on account made in 2002 that was reimbursed as a result of the tax loss carry forward by Portugal Telecom.

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

        2004.    Net cash used for investing activities increased by 35.9% to €637.0 million in 2004 from €429.8 million in 2003. This increase was mainly due to (i) higher payments on tangible fixed asset acquisitions (€624 million in 2004 and €561 million in 2003), reflecting an increase in capital expenditures, (ii) lower receipts from disposals of tangible fixed assets (€36 million in 2004 and €116 million in 2003), due to the fact that in 2003 a main building owned by PT Comunicações was disposed of, and (iii) lower receipts from other investing activities (€34 million in 2004 and €194 million in 2003), due to the reimbursement in 2003 of a TCO debenture subscribed by Portugal Telecom (€113 million) and receipts in 2003 from derivatives contracts entered into by Global Telecom in previous years (€75 million), which were partially offset by lower payments on the acquisition of financial investments (€323 million in 2004 and €403 million in 2003).

        2003.    Net cash used for investing activities decreased by 54.5% to €429.8 million in 2003 from €1,003.5 million in 2002. The decrease was due to (i) lower cash advances for the acquisition of financial investments (€42.6 million in 2003 compared with €947.5 million in 2002) largely due to the €944.9 million advance made to Global Telecom in 2002, (ii) a decrease in payments resulting from the acquisition of fixed assets (€560.7 million in 2003 compared with €856.0 million in 2002) reflecting the reduction in capital expenditures during 2003, and (iii) a decrease in payments resulting from the acquisition of intangible assets (€55.0 million in 2003 compared with €358.6 million in 2002) resulting from the acquisition of the ownership of the basic network by PT Comunicações in 2002 for €348 million. The decrease in cash used for investing activities was offset by the decrease in the cash receipts, reflecting lower inflows from the sale of financial investments (€3.6 million in 2003 compared with €1,311.6 million in 2002), and the payment by Global Telecom in 2002 of intra-group loans granted in previous years totaling € 917 million.

Cash from Financing Activities

        Cash flows from financing activities include borrowings and repayments of debt and payments of dividends to shareholders.

        2004.    Net cash used for financing activities increased by 20.2% to €1,987.5 million in 2004 from €1,654.1 million in 2003. This increase was mainly due to our focus on increasing shareholder remuneration, including (i) an increase in treasury shares acquired under the 10% share buyback announced in September 2003 (€495 million in 2004 and €235 million in 2003) and (ii) an increase in dividends paid to our shareholders (€297 million in 2004 and €228 million in 2003).

        2003.    Net cash used for financing activities was €1,654.1 million in 2003 compared with €486.1 million in 2002. This evolution resulted mainly from the fact that in 2003 the loans repaid exceeded the loans obtained by €619.9 million, whereas in 2002 this difference was €15.5 million; from the increase in dividends paid (from €129.0 million in 2002 to €227.5 million in 2003); and from the increase in cash used in the acquisition of treasury shares in 2003 (from €42.2 million in 2002 to €235.0 million in 2003).

Indebtedness

        Our total consolidated indebtedness decreased by 11.9% to €5,063.1 million at the end of 2004, compared with €5,746.7 million at December 31, 2003. Our total indebtedness at the end of 2002 was €6,313.5 million.

        Our net indebtedness was €3,123.0 million at December 31, 2004, 2.9% less than at the end of 2003. Our net indebtedness was €3,215.6 million at December 31, 2003 compared with €4,037.0 million at the end of 2002.

        Changes in Structure and Amount of Indebtedness.    The decrease in our net indebtedness is mainly the result of the free cash flow we generate each year, taking into consideration the amounts used to remunerate shareholders. The free cash flow available to reduce net debt in 2004 was lower than in 2003, primarily due to the increase in shareholder remuneration, through dividends paid (€69 million in excess of the amount paid in 2003) and execution of the share buyback program announced in September 2003 (€260 million in excess of the amount repurchased in 2003), and also due to an extraordinary cash inflow in 2003 resulting from the reimbursement of income taxes paid on account in 2002 and amounting to €201 million. The level of our net indebtedness decreased by 20.3% at the end of 2003 from December 31, 2002, principally as a result of strong cash flow generation and gains obtained on certain foreign currency derivatives. See "—Debt Instruments and Repayment and Refinancing of Indebtedness".

        In addition to the decrease in our net indebtedness during 2004, the composition of our indebtedness also changed over that period, with medium- and long-term loans decreasing from 79.3% to 72.4% of our total indebtedness. With the recent issue of new bonds totaling €2 billion under our global medium term note program, the maturity of our loan portfolio was significantly extended. See "—Debt Instruments and Repayment and Refinancing of Indebtedness" below.

        In the table below, we have presented the composition of our consolidated indebtedness as of December 31, 2003 and 2004.

	As of December 31, 2003		As of December 31, 2004
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short term	1,191.1	20.7%	1,396.8	27.6%
Exchangeable bond loans	450.5	7.8%	—	—
Bond loans	124.7	2.2%	585.0	11.6%
Bank loans	293.8	5.1%	473.9	9.4%
Other loans	322.1	5.6%	338.0	6.7%
Medium and long term	4,555.6	79.3%	3,666.2	72.4%
Exchangeable bond loans	440.3	7.7%	390.3	7.7%
Other bond loans	2,669.1	46.4%	1,848.2	36.5%
Bank loans	1,363.6	23.7%	1,337.0	26.4%
Other loans	82.5	1.4%	90.7	1.8%
Total indebtedness	5,746.7	100.0%	5,063.1	100.0%
Cash and cash equivalents	2,531.1	44.0%	1,940.1	38.3%
Net debt	3,215.6	56.0%	3,123.0	61.7%

        Maturity.    Of the total indebtedness outstanding as at December 31, 2004, €1,396.8 million is due before the end of December 2005. The remaining €3,666.2 million is medium and long term debt. The average maturity of our net debt is 3.5 years.

        Interest rate.    As at December 31, 2004, 55.2% of our total indebtedness (or 89.5% of our net debt) was in fixed rates, as a result of certain derivatives we entered into in order to reduce our exposure to increases in interest rates.

        Credit Ratings.    As at the date of this report, our credit ratings were as follows:

Rating Agency	Credit Rating	Last Update
Moody's	A3	April 28, 2005
Standard & Poor's	A-	June 10, 2005

        As at the date of this report, the only loans of Portugal Telecom with rating triggers (in the event Portugal Telecom is downgraded to below BBB+) are four loans from the European Investment Bank (EIB) totaling €400 million.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        As part of our strategy to diversify our funding base and increase our presence in international capital markets and to strengthen the capital structure of our company, we have established a global medium term note program providing for the issuance of bonds in an amount of up to €5 billion. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index linked. On April 7, 1999, we issued €1 billion in bonds under the program at a fixed interest rate of 4.625% per annum. These bonds mature in 2009. In February 2001, we issued another €1 billion in notes under the program at a fixed interest rate of 5.75%. These bonds mature in 2006. On November 16, 2001, we issued €600 million in notes under the program at a floating rate of 0.75% over the Euro interbank offered rate. These bonds matured in February 2005. During 2002 and 2003, we repurchased a portion of these bonds, which we cancelled in 2004. As of December 31, 2004, the outstanding amounts of the bonds maturing in 2005, 2006 and 2009 were €585 million, €900 million and €880 million, respectively.

        On March 24, 2005, we issued €1 billion in bonds under our global medium term note program at a fixed interest rate of 3.75% per annum, maturing in 2012. On the same day, we issued €500 million in bonds under the program at a fixed interest rate of 4.375% per annum, maturing in 2017. On June 16, 2005, we issued €500 million in bonds under the program at a fixed interest rate of 4.5% per annum, maturing in 2025.

        On June 7, 1999, we issued €509.4 million in exchangeable bonds. These bonds carried a fixed interest rate of 1.5% per annum and matured in June 2004. In 2000 and 2001, 76 of these exchangeable bonds were converted into shares of Portugal Telecom. During 2003, we repurchased in the market, and subsequently cancelled, 11,710 of the remaining 35,431 of these bonds. The notional amount of these bonds that were converted or cancelled prior to maturity totaled €58.6 million. On June 7, 2004, we repaid the remaining outstanding exchangeable bonds, amounting to €450.5 million.

        On December 6, 2001, we issued €550 million in exchangeable bonds. These bonds carry an interest rate of 2% per annum and mature in December 2006. They may be converted into an aggregate of 44,360,205 of Portugal Telecom's ordinary shares at a price of €12.40 per share. As of December 31, 2004, the amount of these bonds outstanding, after the cancellation of €159.7 million of these bonds that we repurchased in the market during 2002, 2003 and 2004, was €390.3 million.

        In July 2001, we entered into a three-year syndicated loan that amounted to €510 million. The proceeds from this loan and from the bonds issued in 2001 under our global medium term note program were used to restructure the debt of Telesp Celular and Global Telecom. In January 2003, we cancelled this syndicated loan, and in February 2003, we entered into a bilateral loan that amounted to €500 million, maturing in February 2005. This loan includes financial covenants that are substantially more favorable to Portugal Telecom than the ones included in the €510 million syndicated loan. In 2004, the terms of the bilateral loan were renegotiated. The spread over Euribor was reduced and the maturity was extended so that 50% of the loan is payable in 2007 and the remainder in 2008.

        In 2004, we entered into three multi-currency revolving credit facilities totaling €400 million, one in June 2004, in the amount of €150 million and with a maturity of four years; the second in October 2004, in the amount of €100 million and with a maturity of three years; and a third in October 2004, in the amount of €150 million and with a maturity of three years and six months. As of December 31, 2004, we had borrowed €75 million under these facilities.

        As of the date of this report, the maturity of the June 2004 €150 million multi-currency credit facility and the October 2004 €100 million multi-currency credit facility had been extended for two years.

        We and Lusomundo Media have in place domestic commercial paper programs totaling €890 million, under which, as of December 31, 2004, there was indebtedness of €327.8 million outstanding.

        Covenants.    We are bound by certain covenants under our indebtedness. As of the date hereof, the main covenants are as follows:

  •
  Credit rating.    If, at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must provide a guarantee acceptable to the EIB. This covenant is included in certain of our EIB loan agreements, amounting to €150 million as of December 31, 2004 and €400 million as at the date of this report.

  As of December 31, 2004, the €100 million credit facility agreement provided that Portugal Telecom must have a minimum rating of at least BBB-/Baa3. As at the date of this report, this covenant no longer exists.

  •
  Control of subsidiaries.    Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues. This covenant is included in the €500 million bilateral loan agreement and in our EIB loan agreements, which amounted to €831 million as at the date of this report.

  •
  Financial Ratios.    The €500 million bilateral loan agreement states that the consolidated ratio of Net debt/EBITDA should not be higher than 4.5. The October €150 million credit facility agreement states that the consolidated ratio of Net Debt/EBITDA should not be higher than 3.5. As of December 31, 2004, the €100 million credit facility agreement provided that, if the rating was downgraded, Portugal Telecom's consolidated ratio of Net Debt/EBITDA should not be higher than 3.5. As at the date of this report, the €100 million credit facility agreement no longer includes this clause, now stating that the consolidated ratio of Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) of the €500 million bilateral loan and the June €150 million credit facility may be changed if the consolidated ratio of Net Debt/EBITDA is higher than 2.5 and 2.25, respectively. As of December 31, 2004, this ratio stood at 1.34.

        In addition, as of December 31, 2004, the global medium term notes, the exchangeable bonds and the bilateral loan included certain restrictions on the granting of pledges over Portugal Telecom's consolidated assets in order to secure any loan or obligation to third parties.

        We believe we are in full compliance with the covenants described above.

Post Retirement Benefits

        The following table shows the amount of net liabilities for post retirement benefits recorded on our balance sheets at December 31, 2002, 2003 and 2004:

	As of December 31,
	2002	2003	2004
	(EUR millions)
Pension liabilities	590.1	730.9	713.8
Post retirement healthcare liabilities	471.3	525.1	556.1

Total liability for post retirement benefits	1,061.4	1,256.0	1,269.9

        As of December 31, 2004, 2003 and 2002, and as permitted by IAS No. 19, we recognized our unfunded post retirement benefits liabilities net of the related deferred cost and income. These deferrals are mainly related to the transition obligation and actuarial losses and gains.

        As of December 31, 2004, the projected benefit obligations, or PBO, of our post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired employees (computed based on a 5.75% discount rate for pensions and healthcare benefits and 4% for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 3% annual salary increase), amounted to €4,294 million (€2,606 million for pensions, €702 million for healthcare benefits and €986 million for salaries to pre-retired and suspended employees). Compared to 2003, the PBO increased 6.1% equivalent to €247 million, mainly as a result of the increase of €164 million resulting from our workforce reduction program covering 651 employees in 2004, and the increase resulting from the change in certain actuarial assumptions (discount rate, which was reduced from 6% to 5.75%, and mortality tables). The Company's post retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 34,500 employees, with 32% still in service.

        According to the rules of the Instituto de Seguros de Portugal, or ISP, the pension plans for retired staff have to be fully funded, which is the case for Portugal Telecom's pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, it can currently be funded up until retirement age. The estimated average working life of staff still in service is 14 years.

        In Portugal there is no legislation covering the establishment of funds to cover post retirement healthcare benefits and obligations regarding the payment of salaries to pre-retired and suspended employees. Portugal Telecom will only have to pay for these benefits when the healthcare services are rendered to related employees and a corresponding claim is charged to the company, and when the salaries are paid to pre-retired and suspended employees. Accordingly, there is no requirement to fund these benefits (€702 million and €986 million, respectively) at present. However, Portugal Telecom has set up a vehicle, PT Prestações, to allow for a tax efficient funding of its healthcare post retirement liabilities, and in March 2005 Portugal Telecom contributed €300 million to this vehicle, which will be managed in accordance with the same guidelines as its pension funds.

        The market value of the pension funds amounted to €1,973 million at December 31, 2004, an increase of €145 million from 2003, resulting primarily from the strong performance of the pension funds (actual returns of 8.1% in 2004, through a diversified portfolio including 35% in equities). Accordingly, as of December 31, 2004 we had unfunded post retirement benefits obligations amounting to €2,321 million. The net deferred costs related to post retirement benefits amounted to €1,051 million, and the net balance of unfunded obligations and net deferred costs as of December 31, 2004 was €1,270 million as reflected in Portugal Telecom's balance sheet in accordance with the requirements of IAS No. 19.

        The deferred costs related to post retirement benefits correspond to: (i) €65 million related to the Initial Transition Obligation (obligation on the initial date for recognition of post retirement liabilities, which was January 1, 1993), that is being amortized over an 18-year period corresponding to the expected working life of employees on that date; and (ii) €993 million related to net actuarial losses, which correspond to differences between the assumptions considered in the actuarial studies and the actual results related to those benefits (including differences in the return of pension fund assets, salary increases and healthcare costs), that are being amortized over a 14-year period corresponding to the average working life of employees.

        The net periodic post retirement benefit cost includes the service cost for staff still in service and covered by the plans, the interest cost associated with the PBO less the expected return on fund assets, and the amortization and deferral of actuarial losses and gains. In 2004, the service cost amounted to €24 million and the interest cost amounted to €213 million. The expected return on the pension funds assets for 2004, calculated based on a 6% rate of return assumption, was estimated at €111 million and recorded as a deduction to this interest cost. The amortization and deferral of actuarial losses amounted to €80 million in 2004. In addition, in 2004 there was a gain of €67 million related to the change in the calculation of the pension benefit to 90% of the employee's last year of salary (previously 100%), which was recorded in the income statement as a reduction to the 2004 costs of post retirement benefits. Thus, the net periodic post retirement benefit costs for 2004 was €139 million. Our cash outflow in 2004 associated with post retirement benefits amounted to €299 million, of which (i) €126 million related to contributions to the pension funds; (ii) €30 million related to healthcare services rendered to pensioners and pre-retired employees; and (iii) €143 million related to salaries paid to pre-retired employees.

Equity

        Our total equity amounted to €2,705 million at December 31, 2004, compared with €2,941 million at December 31, 2003 and €3,111 million at December 31, 2002.

        The decrease in total equity in 2004 primarily reflects the acquisition of treasury stock (€481 million), the dividend distribution made in May 2004 (€267 million), the effect of currency translation adjustments mainly due to the appreciation of the Brazilian Real against the Euro in 2004 (€21 million) and the distribution of shares to our employees (€6 million), which was offset by the increase in total equity resulting from the net income for the period (€500 million).

        The decrease in total equity in 2003 primarily reflects the acquisition of treasury stock (€210 million) and the dividend distribution made in May 2003 (€201 million), which was offset by the increase in total equity resulting from the net income for the period (€240 million).

        Our total equity as a percentage of total assets was reduced from 23% at the end of 2002 to 22% at the end of 2003 and to 21% at the end of 2004. Our gearing ratio, calculated as the ratio of net debt to total equity plus minority interest plus net debt, was 53.2%, 47.3% and 48.7% as of the end of 2002, 2003 and 2004, respectively.

        We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. Cumulative foreign currency translation adjustments related to investments in Brazil were negative, €2,259 million at the end of 2002, €2,234 million at the end of 2003 and €2,204 million at the end of 2004. See "Item 3—Key Information—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations" and "—Exchange Rate Exposure to the Brazilian Real".

Contractual Obligations and Off-balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations:
Indebtedness	5,063.1	1,396.8	1,983.0	1,466.2	217.1
Net post retirement benefits	2,321.2	163.9	309.6	289.7	1,558.0
Capital lease and operating lease obligations	1,012.8	74.6	138.1	199.8	600.2
Unconditional purchase obligations	214.6	89.7	20.9	18.6	85.4

Total contractual cash obligations	8,611.7	1,725.1	2,451.6	1,974.3	2,460.7

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

        Unconditional purchase obligations arise generally from contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment) or from contractual rental agreements entered into by our businesses, including those obligations related to the rental of cinema rooms in our multimedia business amounting to €135 million, which according to the rental agreement must be paid unless a new lessor is identified. We also entered into certain agreements related to the maintenance of our network. We expect that our operating cash flow will be sufficient to fulfill all of our unconditional purchase commitments.

Off-balance Sheet Arrangements

        In the course of our business we grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2004, we had given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Bank guarantees given to Portuguese courts for outstanding litigation	9.0	9.0	—	—	—

Bank guarantees given to other entities:
By PT Comunicações	18.3	18.3	—	—	—
By TMN to ANACOM	3.2	3.2	—	—	—
By PT Multimédia and subsidiaries	9.3	7.7	0.7	0.3	0.6
Other bank guarantees	1.5	1.5	—	—	—

	32.3	30.7	0.7	0.3	0.6

Comfort letters and other bank guarantees	116.7	39.0	67.4	10.2	—

        As of December 31, 2004, the bank guarantees given by PT Multimédia and its subsidiaries were given to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with the broadcasting of television shows. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese tax authorities in respect of certain tax contingencies.

        We have issued comfort letters and other bank guarantees in order to guarantee loans obtained by associated companies. On September 1, 2004, PT Multimédia and PPTV—Publicidade de Portugal e Televisão, S.A. (the other shareholder of Sport TV) granted to Sport TV a guarantee amounting to €70 million to cover a loan obtained by Sport TV to acquire the rights to broadcast the games of the Portuguese football league for the 2004-2005 to 2007-2008 seasons.

        In addition to the guarantees indicated in the table above, Portugal Telecom group companies have provided the guarantees described below.

        In October 2000, Medi Telecom entered into medium and long term loans totaling €1,000 million with a consortium led by International Finance Corporation, or the IFC, and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Medi Telecom (Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental S.A. (32.18%) and Banque Marrocaine du Commerce Exterior (18.06%)) signed a Shareholders Support Deed according to the terms of which they committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders' loans), if necessary, to cover possible shortfalls in the agreed financial targets. As a result of loans already granted to Medi Telecom by PT Móveis and Telefónica Intercontinental, the maximum amount of this liability, as of December 31, 2004, was limited to an additional maximum of €84 million and ends as soon as Medi Telecom reaches a Net Debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

        Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia in which Portugal Telecom committed to provide additional paid in capital contributions to

Sportinveste Multimédia up to a maximum of €40 million. As of December 31, 2004, Portugal Telecom has already granted loans to Sportinveste Multimédia amounting to €30 million.

        Finally, as part of cross-leasing transactions ("QTE leases") with different third parties, Portugal Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and Portugal Telecom's remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments. The remuneration is recognized as income over the period of the transaction. In connection with this transaction, we have provided a guarantee corresponding to a bank deposit of €840.5 million that is equivalent to the net present value of the future lease payments under the contract. We estimate that the risk of the guarantee being called upon is negligible.

Capital Investment and Research and Development

Capital Investment

        Capital expenditures and financial investments.    During the year ended December 31, 2004, we made capital expenditures and financial investments totaling €1,092.5 million, including primarily expenditures in connection with the growth in broadband accesses and Vivo's investment in capacity expansion.

        The table below sets out our total capital investment for the years 2002, 2003 and 2004, on the basis of full consolidation of TCP in 2002 and proportional consolidation of Vivo in 2003 and 2004, in millions of Euro:

	Year ended December 31,
	2002	2003	2004
Capital expenditures	1,124.4	651.6	783.0
Financial investments	329.2	464.3	309.5

Total	1,453.6	1,115.9	1,092.5

Capital Expenditures

        From January 1, 2004 through December 31, 2004, we made capital expenditures totaling €783.0 million, primarily relating to our mobile businesses in Portugal and Brazil and our wireline business in Portugal. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for the years 2002, 2003 and 2004 on the basis of full consolidation of TCP in 2002 and proportional consolidation of Vivo in 2003 and 2004, in millions of Euro:

	Year ended December 31,
	2002	2003	2004
Wireline	604.7	165.3	206.4
Domestic Mobile	282.7	168.5	158.8
Brazilian Mobile	88.2	164.6	264.5
Multimedia	78.9	57.4	80.5
Other	69.9	95.8	72.8

Total	1,124.4	651.6	783.0

        Capital expenditures reached €783.0 million in 2004, equivalent to 13.0% of total operating revenues, as a result of the strong growth in broadband accesses in our wireline business; capital expenditures at TMN in connection with the rollout of UMTS; and Vivo's investment in capacity expansion, the rollout of 1xRTT and the launch of EV-DO and the fact that TCO was only fully consolidated by Vivo as of May 2003.

Financial Investments

        Investment in financial assets (including goodwill) in 2004 amounted to €309.5 million and was mainly related to the acquisition of an additional interest in TCO, Tele Sudeste Celular Participações, Tele Leste Celular Participações and CRT Celular Participações. Our investment in financial assets (including goodwill) in 2003 and 2002 was €464.3 million and €329.2 million, respectively. See "—Cash for Investing Activities" above.

Acquisitions and Divestitures of Companies

        2004.    Set forth below are the main changes that occurred during the year ended December 31, 2004 to our interests in the companies consolidated in our financial statements.

Acquisitions

  •
  During 2004, Portugal Telecom acquired 1,600,000 shares of Media Capital, corresponding to 1.93% of its share capital, for €6.9 million.

  •
  During 2004, PT Conteúdos acquired 250,000 shares of Sport TV, equivalent to 16.67% of its share capital, for €16.3 million. This acquisition generated goodwill amounting to €22.1 million and increased PT Conteúdos' ownership of Sport TV to 50%.

  •
  During 2004, Portugal Telecom acquired 325,920 shares of Previsão for €2.1 million, increasing its ownership of Previsão to 78.12%.

  •
  In May 2004, Vivo acquired the remaining 10.5% of the share capital of Sudeste Celular Participações, S.A. for €20.6 million.

  •
  On May 13, 2004, Global Notícias acquired 99.98% of the share capital of Ocasião-Edições Periódicas, Lda for €4.7 million. This acquisition generated goodwill amounting to €4.7 million.

  •
  During the second half of 2004, Global Notícias increased its interest in Naveprinter from 38.47% to 90.98%, through the acquisition of 393,846 shares for €5 million. As a result of this acquisition, Naveprinter's results were fully consolidated in our results for the year ended December 31, 2004.

  •
  In the second half of 2004, PT Multimédia acquired the remaining 50% of Diverfun and now owns 100% of the share capital of this company.

  •
  On October 8, 2004, TCP concluded a tender offer for the acquisition of an additional interest in TCO. TCP paid R$902 million for this acquisition and increased its ownership in TCO from 29.3% to 51.4% (excluding treasury shares).

  •
  On October 8, 2004, Avista, which is wholly owned by Vivo, concluded a tender offer for the acquisition of interests in the share capital of Tele Sudeste, Tele Leste and CRT Celular. Vivo paid approximately R$607 million for these operations and acquired an additional 4.2%, 22.7% and 15.8% of Tele Sudeste, Tele Leste and CRT Celular, respectively.

  •
  At the end of 2004, Portugal Telecom increased its interest in Web-Lab from 36% to 92% of its share capital through the acquisition of shares from several different entities.

Sales

  •
  On October 28, 2004, Portugal Telecom sold its interest in Banco1.net for R$14 million.

  •
  In September 2004, the Botswana authorities granted approval for the sale of, and we disposed of, Mascom Wireless for the amount of €45.6 million. As a result, we recorded a gain of €24.7 million in connection with this transaction.

Other operations

  •
  On September 16, 2003, Portugal Telecom announced its intention to buyback 10% of its share capital by the end of 2004, subject to financial and market conditions. Pursuant to our share buyback program, we reduced our share capital on December 28, 2004 by 7% through the cancellation of 87,799,950 treasury shares acquired during 2003 and 2004, at an average price of €7.87 per share. In addition to treasury shares repurchased directly by us, we entered into equity swap contracts to buy 21,551,006 shares during 2004. During the first quarter of 2005, we entered into new equity swap contracts to buy 16,077,544 shares, in order to complete the 10% share buyback program. The remaining 37,628,550 shares to complete the 10% share buyback program were acquired by Portugal Telecom in May 2005, through the execution of such equity swaps and will be cancelled by the end of 2005.

        2003.    Set forth below are the main changes that occurred during the year ended December 31, 2003 to our interests in the companies consolidated in our financial statements.

Acquisitions

  •
  In September 2003, PT Multimédia acquired the remaining 50% of Warner Lusomundo, the owner of the largest cinema multiplex circuit in Portugal, from Warner Bros. Entertainment Inc. The total consideration for this transaction was €21 million.

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

  •
  In November 2003, PT Multimédia entered into an agreement to purchase, through PT Conteúdos, an additional 16.67% stake in Sport TV from RTP for €16.3 million, thereby increasing its ownership in Sport TV to 50%.

  •
  On July 20, 2003, Portugal Telecom signed an agreement with SIBS for the acquisition of its 12.5% stake in PT Prime for €39 million. The transfer to Portugal Telecom of the remaining 12.5% of PT Prime's shares that PT Prime SGPS did not already own was completed on October 6, 2003 and PT Prime SGPS' shares in PT Prime were transferred to Portugal Telecom in the fourth quarter of 2003. PT Prime is now wholly owned directly by Portugal Telecom.

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

Sales

  •
  On July 7, 2003, Portugal Telecom entered into an agreement with Citizens to sell its 50.01% interest in Mascom Wireless for 250 million Botswana Pulas (approximately €46 million). Portugal Telecom received an initial payment of 200 million Botswana Pulas (approximately €41 million), which was held in escrow pending regulatory approval of completion of the transaction in September 2004.

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

Acquisitions

  •
  On April 12, PT Multimédia increased its interest in PTM.com to 100% of its share capital through a public tender offer for the remaining shares held by minority shareholders; PT Multimédia acquired 4,186,593 shares of PTM.com for a total consideration of €8.1 million.

  •
  On June 30, Lusomundo Serviços subscribed for one quota of the capital of Vasp representing 33.33% of its quota capital. The total cost of this acquisition was €3.5 million.

  •
  In the last quarter, PT Sistemas de Informação acquired 15% of the share capital of Megamédia from BES for €1,287,900 and the remaining 21.39% from Megamédia's other shareholders for €1.3 million.

  •
  During the second half, Portugal Telecom acquired 2.4% of the share capital of PT Multimédia in stock market transactions, totaling €27.6 million. As of December 31, 2002 Portugal Telecom held 88,617,454 PT Multimédia shares, which corresponds to 56.48% of its share capital.

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

  •
  PT Ventures sold 16.4% of Mascom for a total consideration of € 2.2 million.

  •
  In June, Lusomundo Serviços sold its 100% investment in Deltapress to Vasp for a total consideration of €3.2 million.

Research and Development

        In 2002, 2003 and 2004, we invested approximately €17.4 million, €14.3 million and €10.6 million, respectively, in research and development. Our research and development programs are focusing on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructures and information systems. See "Item 4—Information on the Company—Our Businesses".

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

        Currency composition of our assets.    The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2003 and 2004.

	As of December 31, 2003		As of December 31, 2004
Consolidated Assets	EUR millions	% of total assets	EUR millions	% of total assets
Euro	9,483	69.9%	8,669	66.9%
Brazilian Real	3,871	28.5%	4,164	32.1%
Other	205	1.5%	130	1.0%

	13,558	100.0%	12,963	100.0%

        Currency composition of our indebtedness.    The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2003 and 2004. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 13 to our audited consolidated financial statements included in this Form 20-F.

	As of December 31, 2003		As of December 31, 2004
Indebtedness	EUR millions	% of total debt	EUR millions	% of total debt
Euro	4,840	84.2%	4,285	84.6%
Brazilian Real	748	13.0%	658	13.0%
U.S. dollar	119	2.1%	118	2.3%
Other currencies	40	0.7%	1	0.0%

	5,747	100.0%	5,063	100.0%

        Exposure to exchange rate risk.    Our Brazilian Real-denominated debt enables us to hedge against exchange rate risk concerning our Brazilian Real-denominated assets. As of December 31, 2004, Vivo's consolidated debt (the majority of which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 14.2% of our total consolidated indebtedness. Taking into account inter-company loans, Vivo's debt represented 15.1% of our total consolidated indebtedness.

        For more detailed information as at December 31, 2004 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

        Fluctuations to the Brazilian Real can affect the value of our investments in Brazil.    A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. As of December 31, 2004, our 50% interest in Vivo's net assets, which includes an economic interest of 65.1% in TCP, 50.6% in Tele Leste Celular Participações, 90.9% in Tele Sudeste Celular Participações and 67.0% in CRT Celular Participações, amounted to €2,206 million, at the year end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets.

        Given the substantial investments we have in Brazil, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this "Item 5". In the last three years the economic situation in Brazil has improved and in 2004 Brazil's real GDP increased by 5.2% and the Real has stabilized and even appreciated against the Euro and the U.S. Dollar. By the end of 2004, the exchange rate between the Euro and the Real was R$3.61949 = €1.00. Nevertheless, we cannot be sure that the value of the Real will remain stable and if economic growth in Brazil were to slow further, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real". See also "Item 3—Key Information—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations".

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of Portugal Telecom is responsible for its management and affairs. Portugal Telecom's officers are either in charge of our various business and administrative departments and report directly to the Board of Directors or are in charge of Portugal Telecom's subsidiaries. The Statutory Audit Board examines Portugal Telecom's accounts on at least a monthly basis and issues opinions on its budget, inventory and annual accounts. The Audit Committee advises the Board of Directors and the Executive Committee with regard to the quality and integrity of financial reporting; the independence and performance of our external auditors; the quality of our internal control systems; the performance of our internal auditors; and compliance with applicable laws, regulations, recommendations and guidelines issued by the SEC, NYSE, the Comissão do Mercado de Valores, or CMVM, and the Euronext Lisbon Stock Exchange. In addition, the Audit Committee defines and implements policies necessary to ensure our compliance with these laws, regulations, recommendations and guidelines.

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

Board of Directors and the Executive Committee

        Portugal Telecom's Board of Directors currently consists of twenty two directors, following the resignation of Pedro Malan in November 2004, and the Executive Committee is currently composed of five directors. The Board of Directors expects to appoint a new member to replace Mr. Malan in the near future, bringing the total number of directors back up to 23. The names and offices of current members of Portugal Telecom's Board of Directors, their principal past affiliations and certain other information are set forth below.

        The following directors are also members of the Executive Committee:

        Miguel António Igrejas Horta e Costa.    First elected 1995. Term expires December 31, 2005. Aged 56. Chief Executive Officer of Portugal Telecom, SGPS, S.A. since May 28, 2002; Chairman of the Board of Directors of Portugal Telecom Ásia, Lda since July 2004; Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. since April 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since February 2004; Chief Executive Officer of PT Comunicações, S.A. since January 2004; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since January 2004; Chairman of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Chairman of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since December 2002; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Chairman of the Board of Directors of PT Móveis, SGPS, S.A. and TMN—Telecomunicações Móveis Nacionais, S.A. since June 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since May 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 until May 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 until June 22, 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 until November 2000; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 until November 2000; Member of the Board of Directors of Telesp, S.A. from 1998 until November 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chief Executive Officer of Portugal Telecom Internacional, SGPS, S.A. from 1998 until 2000; Member of the Board of Directors of Telefónica, S.A. since 1998; Member of the Board of Directors of SIC, S.A. from 1998 until 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 until 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 until 1995; Non-executive member of the Board of Directors of Portugália-Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 until 1994; Non-executive Member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman and member of the Board of Directors of SIBS-Sociedade Interbancária de Serviços, S.A. from 1991 until 1995; Chairman of the Board of Directors of Euroges-Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 until 1992; Vice-Chairman of Associação Industrial Portuguesa from 1990 until 1994; Secretary of State for Foreign Trade from 1987 until 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 until 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 until 1984; Director-General of CTT from 1981 until 1982.

        Zeinal Abedin Mahomed Bava.    First elected 2000. Term expires December 31, 2005. Aged 39. Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2004; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since April 2004; Chairman of the Board of Directors of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of Páginas Amarelas, S.A. since January 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003;

Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT PRO—Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.

        Carlos Manuel de Lucena e Vasconcellos Cruz.    First elected 2002. Term expires December 31, 2005. Aged 47. Member of the Board of Directors of DirectMedia Ásia, Lda since December 2004; Member of the Board of Directors of Portugal Telecom Ásia, Lda since July 2004; Chairman of the Board of Directors of Directel—Listas Telefónicas Internacionais, Lda since May 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2004; Vice-Chairman of the Board of Directors and Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau, S.A.R.L. since March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since June 2003; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of Páginas Amarelas, S.A. from March 2003 until May 2005; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice President of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia &

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

        Iriarte José Araújo Esteves.    First elected 2000. Term expires December 31, 2005. Aged 56. Member of the Board of Directors of PT Sistemas de Informação, S.A. since 2004; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since February 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since January 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since June 2003; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from May 2003 until May 2004; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003, Member of the Board of Directors of Tele Leste Participações, S.A. since 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 until 2002; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chief Executive Officer of TMN-Telecomunicações Móveis Nacionais, S.A. since 1998; Chairman of the Board of Directors of Telepac from 1991 until 1997; Vice-Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1992; Member of the Board of Directors of CTT from 1989 until 1992; Director-General of Telecommunications of CTT from 1986 until 1989; Deputy General Manager of Telecommunications of CTT from 1983 until 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 until 1983; Regional Telecommunications General Manager of CTT from 1981 until 1982.

        Paulo Jorge da Costa Gonçalves Fernandes.    First elected 2000. Term expires December 31, 2005. Aged 39. Chairman of the Board of Directors of Simarc-Promoções Imobiliárias, S.A. since March 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Sistemas de Informação, S.A. since May 2003; Chief Executive Officer of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of CRT Celular Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from January 2003 until July 2003; Member of the Board of Directors of Brasilcel, N.V. from December 2002 until July 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. since April 10, 2001; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A. since 2000; Partner of McKinsey & Company from 1997 until 2000; Member of McKinsey & Company's Leadership World

Groups for the areas of telecommunications and transportation from 1997 to 2000; Senior Advisor of McKinsey & Company from 1991 until 2000; Partner and Manager of Spades, Lda from 1990 to 1991.

        The following directors are not members of the Executive Committee:

        Ernâni Rodrigues Lopes.    First elected 2003, as Chairman. Term expires December 31, 2005. Aged 63. Chairman of the Board of Directors of SESC—Sociedade de Estudos Superiores de Contabilidade, S.A. since 2003; Ambassador of Portugal in Bonn from 1975 until 1979; Ambassador of Portugal in Brussels near CEE from 1979 until 1983; Minister of Finance from 1983 until 1985; Managing Partner of SaeR—Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing Partner of Ernâni R. Lopes & Associados, Lda. since 1997; Member of the Consultive Council of Bank of Portugal from 1997 until 2003; Member of the Consultive Council of Instituto de Crédito Público from 1997 until 2003; Member of the European Convention in representation of the Portuguese Government from 2002 until 2003; Chairman of the Board of Bio 21, from 1995 until 2001; President of the General Assembly of Gestifer, SGPS, S.A from 1997 until 2003; President of the General Assembly of Morate—Sociedade de Investimentos Imobiliários, S.A from 1989 until 2003; President of the General Assembly of Lusotur Sociedade Financeira de Turismo, S.A from 1991 until 1998; President of the General Assembly of Inogi—Inovação Imobiliária, Gestão e Investimento, S.A since 1989; President of the General Assembly of Socifa—Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 until 1991; Member of the General Board of Telecel from 1991 until 1994; Member of the General Board of Espírito Santo Group from 1996 until 2003; Member of the Board of Directors of Espírito Santo Resources Ltd from 1990 until 2003; Vice-President of the Board of Directors of ESPART—Participações Financeiras, SGPS, S.A. from 1990 until 1992; Chairman of the Board of Directors of Escopar—Sociedade Gestora de Participações Sociais, S.A. from 1995 until 2003; Chairman of the Board of Directors of Espírito Santo Irmãos—Sociedade Gestora de Participações Sociais, S.A. from 1994 until 2003; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) from 1994 until 2003; Chairman of the Board of Directors of GESTRES—Gestão Estratéegica Espírito Santo, S.A. from 1990 until 2003; Chairman of the Board of Directors of SFIR—Sociedade de Financiamento e Investimento de Risco, S.A. from 1988 until 1995; Chairman of the Board of Directors of Alcatel—Portugal, Sistemas de Comunicação, S.A. from 1988 until 1995; Chairman of the Board of Directors of CPR—Companhia Portuguesa de Rating, S.A. from 1969 until 2003.

        Joaquim Aníbal Brito Freixial de Goes.    First elected 2000. Term expires December 31, 2005. Aged 38. Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of E.S. Tech Ventures, SGPS, SA since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA since 1999; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant of Roland Berger & Partner from 1989 until 1992.

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Term expires December 31, 2005. Aged 61. Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. since 2005; Executive Member of the Board of Directors of PT Multimédia-Serviços de Telecomunicações e Multimedia, SGPS, S.A. since September 2004; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 until September 2004; Chief Executive Officer of Diário de Notícias from 2002 until

September 2004; Chief Executive Officer of Jornal de Notícias from 2002 until September 2004; Chief Executive Officer of TSF from 2002 until September 2004; Chief Executive Officer of Jornal do Fundão from 2002 until September 2004; Chief Executive Officer of Açoreana Ocidental from 2002 until September 2004; Chief Executive Officer of DN da Madeira from 2002 until September 2004; Chairman of the Board of Directors of Aleluia- Cerâmica Comercio e Indústria S.A since 2001; Member of the Board of Directors of Parfil SGPS S.A. since 2001; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar—Mármores e Granitos S.A since 1999; Chairman of Marmetal—Mármores e Materiais de Construção S.A. since 1999; President of the Supervisory Board of Seguros e Pensões Gere, SGPS, S.A. (BCP Group) and subsidiary companies (Império-Bonança, Ocidental, Companhia Portuguesa de Seguros de Saúde, Correctorgeste, Luso Atlântico e Seguro Directo Gere) of Fortis Bank Group-Bank Millennium since 1993; Member of the Board of Directors of Fundação Eugénio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor-Mármores e Cerâmicas de Portugal S.A during 1990; Chairman of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chairman of Fundação Eugénio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Eléctrica during 1981; Ambassador of Portugal near O.C.D.E and Chief of the Civil House of the President of Portugal from 1976 until 1979.

        Carlos Alberto de Oliveira Cruz.    First elected 2002. Term expires December 31, 2005. Aged 64. Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. from 2001 until May 2005; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2000 until April 2004; Vice-Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A. from 2000 until April 2004; Member of the Board of Directors of Unibanco Holdings, S.A. from 2000 until 2004; Member of the Board of Directors of Banco de Portugal from 1996 until 2000; Representative of Banco de Portugal at Economic Policy Committee from 1996 until 1998; Member of the Board of Directors of Imoleasing from 1989 until 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 until 1989; Head of International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 until 1983; Member of the Board of Directors of the Portuguese Electricity Company from 1977 until 1982; Secretary of State for Economic Coordination from 1976 until 1977; Delegate to OECD Economic Policy Committee from 1973 until 1975.

        Jorge Humberto Correia Tomé.    First elected 2002. Term expires December 31, 2005. Aged 50. Chief Executive Officer of Caixa—Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa—Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of SULPEDIP / PME Investimentos from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1983 until 1989; Senior Auditor with Coopers & Lybrand from 1980 until 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies) from 1979 until 1980.

        Fernando Maria Costa Duarte Ulrich.    First elected 1998. Term expires December 31, 2005. Aged 53. Chairman of the Board of Directors of Banco de Fomento SARL (Angola) since April 2005; Chairman of the Board of Directors of SOLO, Investimentos em Comunicação, SGPS, S.A. from 2004 until 2005; Chief Executive Officer of Banco BPI, S.A. since 2004; Chairman of the Board of Directors BPI Madeira, SGPS, Unipessoal, S.A. since 2004; Director of Petrocer, SGPS, S.A since 2004; Member of the National Counsel of CIP (The Portuguese Industrial Confederation) since 2004; Member of the Board of Directors of Banco de Fomento SARL (Angola) from 2002 until 2005; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from August 2002 until September 2004; Member of the Adviser Board of CIP (The Portuguese Industrial Confederation) from 2002 until 2004; Vice-Chairman of the Executive Board of Directors of BPI, S.A. from 2002 until 2004; Member of the Board of Directors of Banco BPI Cayman, Ltd since 2002; Member of the Board of Directors of SIC from 2000 until 2003; Member of the Board of Directors of Impresa from 2000 until 2003; Member of the Board of Directors of Allianz Portugal from 1999 until 2004; Vice-Chairman of the Board of Directors of BPI-SGPS, S.A. from 1999 until 2002; Vice-Chairman of the Executive Board of Directors of BPI-SGPS, S.A. from 1999 until 2002; Chairman of the Managing Board of Investec SGPS, S.A. from March 2000 until December 2000; Vice-Chairman of the Board of Directors of Banco BPI, S.A. since 1998; Chief Executive Officer of BPI Pensões, S.A. since 1998; Vice-Chairman of the Board of Directors of Banco de Fomento SARL (Mozambique) from 1998 until 2003; Member of the Board of Directors of Inter Risco (Private Equity) since 1997; Chairman of the Board of Directors of BPI Capital Finance, Ltd since 1996; Member of the Board of APDMC since 1995; Chief Executive Officer of BPI Pensões, S.A. from 1995 until 1996; Chairman of the Board of Directors of BPI Global Investment Fund Management Company, S.A. since 1994; Chief Executive Officer of BPI Vida, S.A. since 1991; Chief Executive Officer of BPI Fundos, S.A. since 1990; Vice-Chairman of the Board of Directors of Banco Português de Investimento, S.A. since 1989; Member of the Specialized Committee for Capital Markets since 1988; Vice-Chairman of the Board of Directors of Banco de Fomento & Exterior, SA from 1996 until 1998; Vice-Chairman of the Board of Directors of Banco Borges & Irmão, SA from 1996 until 1998; Executive Director of Banco Fonsecas & Burnay from 1991 until 1996; Vice-Chairman of the Board of Directors of Banco Fonsecas & Burnay, SA from 1988 until 1996; Executive Director of BPI-Banco Português de Investimento, SA from 1985 until 1989; Deputy Manager of SPI-Sociedade Portuguesa de Investimentos from 1983 until 1985; Chief of the Cabinet of the Minister of Finance from 1981 until 1983; Member of the Secretariat for the External Economic Cooperation of the Ministry of Foreign Affairs from 1979 until 1980; Portuguese Delegation to the OECD, from 1975 until 1979; Head of the Financial Markets Unit of the weekly newspaper "Expresso" from 1973 until 1974.

        Fernando Abril-Martorell.    First elected 2001. Term expires December 31, 2005. Aged 43. Member of the Board of Directors of CINTRA since October 2004; Independent Advisor of Forestry Telecom since September 2003; Member of the Board of Directors of Telecomunicações de São Paulo—Telesp since 2001; Chief Operating Officer of Telefónica S.A. from 2000 until 2003; Chief Executive Officer of Telefónica Publicidad e Información from 1999 until 2000; Chief Financial Officer of Telefónica, S.A. from 1997 until 1999; Director-General of Corporate Finance of Telefónica Publicidad e Información from 1997 until 1999; Head of Treasury Department of JP Morgan from 1987 until 1997.

        António Pedro de Carvalho Viana Baptista.    First elected 2000. Term expires December 31, 2005. Aged 47. Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. since 2003; Member of the Board of Directors of Telefónica de Argentina, S.A. since 2003, Chairman of the Board of Directors of Telefónica Móviles España, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Chief Executive Officer of Telefónica Móviles, S.A. since 2002; Member of the Board of Directors of Telesp, S.A. since 2001; Supervisory Board Director of Emergia Holding N.V. since 2000; Member of the Board of Directors of Telefónica de España, S.A. since December 2000; Member of the Board of Directors of Telefónica, S.A. since 2000; Member of Patronato of Fundación Telefónica since 1999; Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998; Member of the Board of Directors of Telefónica Perú Holding since 1998; Member of the Board of Directors of CTC Chile since 1998;

Member of the Board of Directors of Telefónica Internacional, S.A. since 1998; Member of the Board of Directors of BPI from 1991 until 1996; Principal partner of McKinsey & Company from 1985 until 1991 (Madrid/Lisbon office).

        Luís de Mello Champalimaud.    First elected 2004. Term expires December 31, 2005. Aged 53. Chairman of the Board of Directors of Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. from January 1997 until January 2000; Chairman of the Board of Directors of Banco Totta e Sotto Mayor de Investimentos, S.A., from March 1996 until January 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from January 1995 until January 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from March 1993 until March 1995; Member of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from June 1992 until March 1993; Chief Executive Officer of Soeicom, S.A. from September 1982 until April 1992; Sales Director of Soiecom, S.A. from June 1975 until September 1982.

        Patrick Monteiro de Barros.    First elected 2002. Term expires December 31, 2005. Aged 60. Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 until 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 until 2000; Member of the Board of Directors of Espírito Santo Financial Group since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 until 1998; Member of the Board of Directors of Petrocontrol from 1991 until 2000; Chairman and Chief Executive Officer of Argus Resources Ltd. Since 1988; President and Chief Executive Officer of Sigmoil Resources from 1985 until 1988; Senior Vice President of Philipp Brothers from 1985 until 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 until 1975; General manager Supply of Sociedade Nacional de Petróleos (SONAP) from 1967 until 1971; Chairman of Fundação Monteiro de Barros since 1966.

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

        Carlos Manuel de Almeida Blanco de Morais.    First elected 2003. Term expires December 31, 2005. Aged 47. Professor of the of Lisbon University of Law since 1997; Member of the Board of Fundação D. Pedro IV since 1995; Principal Legal Adviser of the Legal Center near the Portuguese Government since 1993.

        João Manuel de Mello Franco.    First elected 1998. Term expires December 31, 2005. Aged 58. Chairman of the Audit Committee of Portugal Telecom since January 2004; Chairman of the Board of Directors of CTT—IMO since September 2004; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária since 2002; Chairman of the Board of Directors of José de Mello Residências e Serviços since 2001; Chairman of the Board of Directors of Imopólis (SGFII) since 2001; Chairman of the Board of Directors of Engimais since 2001; Member of the Board of Directors of International Shipowners Reinsurance Co since 1998; Member of our Superior Board from 1996 until 1997; Chairman of the Board of Directors of Soponata-Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN-Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of

Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP-Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC-Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Gerald S. McGowan.    First elected 2003. Term expires December 31, 2005. Aged 58. Member of the Board of Directors of the Center for Innovative Technology since 2004; Member of the Board of Directors of Boston Communications Group, Inc. since 2002; United States Ambassador to Portugal from 1999 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority in 2002; Member of Board of Directors of Cellular Telecommunications Industry Association from 1990 until 1998.

        Peter Eugene Golob.    First elected 2003. Term expires December 31, 2005. Aged 48. Managing Partner of Anchor Partners since April 2004; Head of the Merrill Lynch Global Communications Group for Europe from 1998 until 2001; Head of the Telecoms Media Technology Team and Investment Banking Operating Committee of Deutsche Morgan Grenfell from 1995 until 1998; Head of the Telecoms Industry Investment Banking of S.G.Warburg from 1992 until 1995.

        Nuno João Francisco Soares de Oliveira Silvério Marques.    First elected 2003. Term expires December 31, 2005. Aged 48. Member of the Audit Committee of Portugal Telecom since January 2004; Vice President of CIDOT—Estúdio de Comunicação, S.A. since April 2004; Partner of CIDOT, Comunicação e Imagem, Lda. since 2002; Partner of Fundaments from 2000 until 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 until 2000; Member of the Board of Directors of Telechamada S.A from 1994 until 1995; Member of the Board of Directors of Quimigal from 1988 until 1991; Manager of Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 until 1988.

        Thomaz de Mello Paes de Vasconcellos.    First elected 2003. Term expires December 31, 2005. Aged 47. Member of the Audit Committee of Portugal Telecom since January 2004; Managing Partner of TPV, Lda. since 1998; Member of the Board of Directors of Grupo Santogal from 1989 until 1998; Controller of Hubbard Group from 1988 until 1989; Senior manager and CPA of Arthur Andersen from 1980 until 1988.

Executive Officers

        Portugal Telecom has 16 officers who are in charge of our various business and administrative departments and report directly to the Board of Directors or who are in charge of Portugal Telecom's subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A. Appointed 2002. Aged 56. Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since April 2004; Member of the Board of PT Ventures, SGPS, S.A. (ex- Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente since 1996; Member of the Board of Directors of AMSCO—African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry since 1996; Member of the Fiscal Board of UCCLA-União das Cidades e Capitais de Língua Portuguesa since 1996; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) since 1996; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chef de Cabinet of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Francisco José Meira Silva Nunes.    Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom. Appointed 2003. Aged 41. Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Member of the Board of Directors of PT PRO, S.A. since February 2003 and Member of its Executive Committee since March 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 until 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 until 1999.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financing and Treasury Department of Portugal Telecom. Appointed 2001. Aged 38. Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatization Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 until 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program—IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from 1987 until 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 until 1994.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2004. Aged 32. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 until 1999.

        Miguel Augusto Chambel Rodrigues.    Manager of the Planning and Control Department of Portugal Telecom. Appointed 2004. Aged 35. Manager and Project Leader of the Strategy and Business Development Department of Portugal Telecom, SGPS, S.A. from 2000 until 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. from 2003 until 2004; Member of the Board of Directors of PT Ventures, SGPS, S.A. from 2002 until 2004; Project Leader and Consultant at Boston Consulting Group from 1998 until 2000; Analyst at McKinsey and Company from 1993 until 1996.

        António Manuel Robalo de Almeida.    Coordinator of Regulatory Affairs of Portugal Telecom. Appointed 2005. Aged 49. Manager of Regulatory Department of Portugal Telecom, SGPS, S.A. from 2002 until 2005; Manager of Economic and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Regulation Department of Portugal Telecom, S.A. from 1997 until 2000; Member of the Board of Main Road/Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 until 1997; Member of the Board of Directors of ICP—Instituto das Comunicações de Portugal from 1989 until 1996; Director of Planning and Development of CTT—Correios e Telecomunicações de Portugal, S.A. from 1986 until 1988; Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1985 until 1986; Deputy Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1984 until 1985; Head of Training Department of CTT—Correios e Telecomunicações de Portugal, S.A. from 1983 until 1984; Head of Human Resources Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1982 until 1983.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Aged 41. Head of European Community Affairs of ICP-ANACOM—Autoridade Nacional de Comunicações from 2003 until April 2004; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from January 2000 until September 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from October 1998 until December 1999; Seconded National Expert in the European Commission—DG Enterprise and DG Information Society from

September 1995 until September 1998; Internal Legal Adviser of the Board of Directors of CN—Comunicações Nacionais, SGPS, S.A. from April 1993 until August 1995.

        Miguel Dias Amaro.    Manager of the Internal Audit Department of Portugal Telecom. Appointed 2004. Aged 38. Assistant to the CEO of Portugal Telecom, SGPS, S.A. from 2003 to 2004; Equity Analyst (telecommunications sector) in Espírito Santo ByM (Madrid office) from November 2000 until December 2002; Assistant to the Secretary of State for Treasury and Finance from November 1999 until October 2000; Equity Analyst (Retail and Pulp and Paper sectors) in Espírito Santo Research from December 1997 until October 1999 (Lisbon office); Head of Sales for Roca Cerâmica e Comércio S.A. from 1994 until 1996; Sales Delegate for Roca Cerâmica e Comércio S.A. from 1991 until 1994.

        Abilio Cesário Lopes Martins.    Manager of the Communication Department of Portugal Telecom. Appointed 2003. Aged 33. Head of Corporate Communication of Portugal Telecom from 2002 until 2003; Media Relations Advisor for Portugal Telecom's Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 until 2002.

        Luís Filipe Nunes Cabral Moura.    Manager of the Human Resources Department of Portugal Telecom. Appointed 2000. Aged 47. Manager of Human Resources Department of Portugal Telecom, SA from 1998 until 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 until 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 until 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 until 1993; Manager of Macao's Government Land Department from 1990 until 1991; Manager of Macao's Government Projects Analysis Department from 1989 until 1990; Operations Research High School Assistant from 1986 until 1989; Economist of a Portuguese Group (SOTRIL) from 1985 until 1986; Economist of Azores' Planning Department from 1983 until 1985; Adviser of Energy's Secretary of State from 1983 until 1984; Manager of Plan and Production of Moore Paragon in 1983.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Multimédia, PT Investimentos Internacionais, S.A., Vivo, PT Sistemas de Informação S.A., PT Inovação S.A., PT PRO, S.A., PT Compras, S.A. and PT Contact, S.A., are set forth below:

        Miguel António Igrejas Horta e Costa.    Chief Executive Officer of PT Comunicações, S.A. See "—Board of Directors and the Executive Committee".

        Iriarte José Araújo Esteves.    Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. See "—Board of Directors and the Executive Committee".

        Zeinal Abedin Mahomed Bava.    Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. See "—Board of Directors and the Executive Committee".

        Carlos Manuel de Lucena e Vasconcellos Cruz.    Chief Executive Officer of PT Investimentos Internacionais, S.A. See "—Board of Directors and the Executive Committee".

        Francisco José Azevedo Padinha.    Chief Executive Officer of Vivo. Appointed 2002. Aged 58. Chief Executive Officer of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. since April 2003; Chief Executive Officer of Telesp Celular Participações, S.A. since 2001; Chairman of the Board of Directors of Primesys—Soluções Empresariais do Brasil, S.A. from 2001 until 2003; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2000 until 2002; Chairman of the Board of Directors of Tradecom, SGPS, S.A. from 2000 until 2001; Chairman of the Board of Directors of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A. from 2000 until 2001; Chairman of the Board of Directors of Megamédia Soluções Multimedia, S.A. from 2000 until 2001; Member of the Board of Directors of PT Comunicações, S.A. from 2000 until 2001; Member of the Board of Directors of Telesp Celular Participações, S.A. from 1999 until 2003; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A from 1999 until 2002; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 1999 until 2001; Member of the Scientific Committee of Taguspark Parque da Ciência e Tecnologia since 1996; Manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A. from 1989 until 1992; Chairman of the Board of Directors of Telecom Portugal, S.A. from 1992 until 1994; Chairman of the Board of Directors of each of Cabo TV Açoreana, S.A. from 1993 until 1996; INESCTEL from 1996 until 1999; Member of the Board of Directors of Taguspark Parque da Ciência e Tecnologia from 1994 until 1998; Chairman of the Board of Directors of each of PT Inovação, S.A. and PT Sistemas de Informação, S.A from 1999 until 2000; Member of the Board of Directors of Portugal Telecom from 1994 until 2002.

        Paulo Jorge da Costa Gonçalves Fernandes.    Chief Executive Officer of PT Sistemas de Informação, S.A. and PT Compras, S.A. See "—Board of Directors and the Executive Committee."

        Paulo Manuel Namorado Nordeste.    Chief Executive Officer of PT Inovação, S.A. Appointed 1999. Aged 51. Infrastructure General Manager from 1998 until 1999; Deputy member of the Board of Directors of INESCTEL from 1995 until 1998; Portugal Telecom's representative in the Executive Commission of the Telecommunications Institute from 1993 until 1998; Chairman of the Shareholders General Meetings of Instituto Electrotécnico Português (IEP) from 1993 until 1998; Deputy Member of the Board of Directors of MEGASIS from 1993 until 1994; Development and Investigation Manager/CET from 1990 until 1998; National Deputy of the European Union RACE and ACTS program from 1990 until 1998; Scientific Employee at DGXIII-F of the European Union, RACE program, in Brussels from 1986 until 1990; Chief of the Traffic Engineering Division (CET) of Portugal Telecom, S.A. in Aveiro from 1976 until 1986.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT PRO, S.A. Appointed 2003. Age 45. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

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

Compensation

        In the year ended December 31, 2004, we paid aggregate compensation of €9.2 million to our directors and €3.2 million to our executive officers and to the chief executive officers of our major subsidiaries. Of the total amount of compensation paid in 2004, €3.8 million was based on performance and the ability of individual directors and executive officers to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group. See "—Share Ownership and Share Option Plans", below.

        For information regarding pension, retirement or similar benefits, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits".

Board Practices

        Portugal Telecom is required by its articles of association and Portuguese law to maintain a statutory audit board consisting of a chairman, two acting officers and one alternate officer. One of the acting officers and the alternate officer must be statutory auditors or statutory audit companies. Pedro João Reis de Matos Silva is chairman, Gonçalo Vaz Botelho is an acting officer and Ascenção, Gomes, Cruz & Associado, represented by Mário João de Matos Gomes, is the other acting officer and the statutory auditor of our statutory audit board. José Vieira dos Reis is the alternate officer and statutory auditor of our statutory audit board.

        Portugal Telecom's Compensation Committee was initially created at its General Meeting of August 1995, with the objective of fixing the remuneration of its statutory bodies. It must be reestablished, and its members appointed, periodically by the General Meeting of Shareholders. It is currently made up of the following members: Armando Manuel Marques Guedes (Chairman), Augusto Athayde d'Albergaria and João Manuel de Mello Franco.

        Portugal Telecom, as a foreign private issuer listed on the New York Stock Exchange, must be in compliance with the new audit committee standards of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which was promulgated pursuant to requirements of the U.S. Sarbanes-Oxley Act, by July 31, 2005. Although Portugal Telecom has a statutory audit board, as required by Portuguese law, it also created, in December 2003, a separately designated audit committee consisting of independent members of its board of directors in compliance with U.S. requirements. As of January 1, 2005, the members of our audit committee are: João Mello Franco (Chairman), Nuno Silvério Marques and Thomaz Paes de Vasconcellos.

        We are required to disclose whether our board of directors has determined that we have an audit committee financial expert serving on our audit committee, as defined by the U.S. Securities and Exchange Commission. Our board of directors has determined that Thomaz Paes de Vasconcellos and Nuno Silvério Marques are Portugal Telecom's audit committee financial experts.

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

        In addition, the audit committee monitors our compliance with all applicable laws, regulations, recommendations and guidelines issued by the SEC, NYSE, CMVM, and the Euronext Lisbon Stock Exchange and defines and implements policies necessary to ensure our compliance with these laws, regulations, recommendations and guidelines.

Employees

        We had a total of 15,105 employees in our domestic businesses on December 31, 2004, 15,222 on December 31, 2003 and 16,893 on December 31, 2002. We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        The table below sets forth the breakdown in the total number of our employees in the years 2002 through 2004. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2002	2003	2004
Wireline	11,183	9,075	8,311
TMN	1,192	1,109	1,133
Vivo(1)	2,063	3,500	3,175
PT Multimédia	2,903	2,588	2,523
Other Businesses(2)	5,768	8,600	14,340
TOTAL(3)	23,109	24,872	29,483

(1)
The number of employees corresponds to 50% of the employees of Vivo in 2004 and 2003 and to 100% of the employees of TCP in 2002.

(2)
The increases in 2002 and 2003 and 2004 resulted primarily from employees working in call center operations in Brazil (Mobitel), which were outsourced externally in previous years. Mobitel had 7,991 employees at December 31, 2004, 4,768 at the end of 2003 and 2,855 at the end of 2002.

(3)
Of this total, we employed 16,893, 15,222 and 15,107, respectively, in 2002, 2003 and 2004 in our domestic businesses and 6,216, 9,650 and 14,430 respectively, in 2002, 2003 and 2004 in our international businesses.

Work Force Reductions

        The net reduction in the number of our employees since 2001 in the wireline business has resulted primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. We reduced our fixed line telephone service workforce by 651 employees in 2004. The total costs of these reductions during 2004 were approximately €170.8 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits".

Share Ownership and Share Option Plans

        There are no share option plans currently in place.

        As of June 15, 2005, our directors and executive officers as a group beneficially owned 23,138,539 ordinary shares, representing around 1.98% of our share capital.

        The following table provides the number of ordinary shares held by our directors.

	As of June 15, 2005
Director	Ordinary shares	Percent of ordinary shares outstanding
Ernâni Rodrigues Lopes	—	—
Miguel António Igrejas Horta e Costa	23,395	0.002%
Zeinal Abedin Mahomed Bava	63,061	0.005%
Carlos Manuel de Lucena e Vasconcellos Cruz	13,649	0.001%
Iriarte José de Araújo Esteves	5,682	0.000%
Paulo Jorge da Costa Gonçalves Fernandes	100	0.000%
Joaquim Aníbal Brito Freixial de Goes	2,437	0.000%
Henrique Manuel Fusco Granadeiro	—	—
Carlos Alberto de Oliveira Cruz	134	0.000%
Jorge Humberto Correia Tomé	—	—
Fernando Maria da Costa Duarte Ulrich	265	0.000%
Fernando Abril-Martorell	—	—
António Viana Baptista	9,008	0.001%
Luís de Mello Champalimaud	—	—
Patrick Monteiro de Barros(1)	23,000,000	1.972%
Jorge Maria Bleck	—	—
Carlos Manuel de Almeida Blanco de Morais	—	—
João Manuel de Mello Franco(2)	13,308	0.001%
Gerald S. McGowan	—	—
Peter Eugene Golob	7,500	0.001%
Nuno João Francisco Soares de Oliveira Silvério Marques	—	—
Thomaz de Mello Paes de Vasconcellos	—	—

(1)
Patrick Monteiro de Barros holds, through Telexpress Investments Limited, a company indirectly controlled by him, 23,000,000 ordinary shares.

(2)
Joint ownership with spouse.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of Portugal Telecom's share capital for each shareholder which owns 2% or more of Portugal Telecom's share capital.

	Amount Owned as of June 15, 2005(1)	Percent of Class
Telefónica	113,085,650 ordinary shares	9.7%
Banco Espírito Santo Group	107,593,232 ordinary shares	9.2%
Brandes Investments Partners L.P(2)	37,584,435 ordinary shares 45,987,742 ADSs	3.2 3.9	% %
Capital Group Companies	63,193,870 ordinary shares	5.4%
Caixa Geral de Depósitos Group	58,514,926 ordinary shares	5.0%
Banco Português de Investimento Group	28,741,615 ordinary shares	2.5%
Cinveste, SGPS, S.A.	28,338,141 ordinary shares	2.4%
Fidelity Group	23,592,185 ordinary shares	2.0%

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

        Currently, the Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of Portugal Telecom's A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,276,744 of Portugal Telecom's ordinary shares. These A shares and ordinary shares together represent 1.8% of Portugal Telecom's share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment, when taking actions as a shareholder of our company.

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

        Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica". On April 22, 2004 and April 23, 2004, Telefónica acquired 37,128,112 and

5,063,480 of our shares, respectively, in the open market. As a result of these acquisitions, Telefónica increased its ownership interest in our ordinary share capital from 4.8% to 8.2%. After the April acquisitions, Telefónica acquired an additional 10,629,271 of our shares. As a result of this additional acquisition of shares and our share capital reduction on December 28, 2004, Telefónica increased its ownership interest in our ordinary share capital from 8.2% to 9.7%.

        In November 2003, Capital Group announced that it had increased its holding in Portugal Telecom from 2.2% to 5.0%. As a result of our share capital reduction on December 28, 2004, Capital Group increased its holding in Portugal Telecom from 5.0% to 5.4%.

        In August 2004, Fidelity Group announced that it had decreased its holding in Portugal Telecom from 2.1% to 1.9%. As a result of our share capital reduction on December 28, 2004, Fidelity Group increased its holding in Portugal Telecom from 1.9% to 2.0%.

        As of June 15, 2005, approximately 26% of our issued share capital was held of record in the form of ordinary shares by approximately 150 U.S. residents. As of June 15, 2005, approximately 6% of our issued share capital was held in the form of ADSs by 124 holders of record, including the Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, three of our major shareholders, which are financial institutions, and companies with which some of the members of our Board of Directors hold positions of significant responsibility. See Note 33 to our audited consolidated financial statements.

        In June 2005, Banco Espírito Santo Group, or BES, Caixa Geral de Depósitos Group, or Caixa, and Banco Português de Investimento Group, or BPI, held, directly and indirectly, 9.2%, 5.0% and 2.5% of our issued voting ordinary shares, respectively. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Patrick Monteiro de Barros, a member of the Board of Directors of the Espírito Santo Financial Group, which holds, directly or indirectly, 49.4% of BES, is a non-executive member of our Board of Directors. Jorge Humberto Correia Tomé, a member of the Board of Directors of a subsidiary of Caixa, is a non-executive member of our Board of Directors. Fernando Maria Costa Duarte Ulrich, CEO and a member of the Board of Directors of BPI, is a non-exeutive member of our Board of Directors. From time to time, BES and Caixa provide investment banking, financial advisory and insurance services to us. In April 2000, we signed a strategic partnership agreement with BES and Caixa to develop "new economy" initiatives. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Banco Espírito Santo and Caixa Geral de Depósitos".

        During 2004, we entered into equity swaps and options contracts with BES over PT Multimédia shares. See Note 31 to our audited consolidated financial statements and "Item 11—Quantitative and Qualitive Disclosure about Market Risk—Equity Price Risk".

        In June 2005, Telefónica held, directly or indirectly, 9.7% of our issued voting ordinary shares. Miguel António Igrejas Horta e Costa, the Chief Executive Officer of Portugal Telecom, is a non-executive member of the Board of Directors of Telefónica, and António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, is a non-executive member of the Board of Directors of Portugal Telecom. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica".

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

        In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in our favor on March 12, 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by Portugal Telecom, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then Portugal Telecom submitted its response thereto. This appeal is pending before the Administrative Central Court.

        If this claim is upheld against us, other municipalities might seek to make or renew claims against us. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to January 1, 1998 is five years. Since the statute of limitations for such claims has expired, we do not expect that any further claims will be made against us, but we cannot be certain about this.

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

        We opposed both claims. ANACOM also opposed the claim brought against it. We and ANACOM argued that the call prices are in line with the pricing convention and European and Portuguese laws. We argued that the opening of competition in the wireline telephone services market requires us to correct the existing imbalance between the price and the cost of wireline call prices. We also argued that the introduction of a call set-up charge does not seriously harm customers when compared with other methods of correcting the imbalance between the price and the cost of wireline call prices. Further, we showed that our other call prices, including our long distance call prices, decreased in accordance with the pricing convention. We and ANACOM argued that the call set-up charge corresponds to the original cost of the call and is the price of a call actually made, whereas the line rental fee is the price paid for access (active and passive) to the wireline telephone network. Finally, we pointed out that the prices were approved by ANACOM and the DGCC. In November 1998, the Lisbon Civil Court ruled that the claim for a fine and an injunction should be set aside until the class action claim for the declaration of nullity of the 1998 call prices and damages has been decided. In 2004, a hearing was scheduled for February 2005 in connection with the claims. However, on March 15, 2004, PT Comunicações reached a settlement with DECO. According to the terms of this settlement, PT Comunicações did not charge its customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004. PT Comunicações also agreed to reimburse any customer who makes a claim for his portion of the 1998 call set-up charges. Under the terms of the settlement, DECO agreed to withdraw both claims within 30 days of March 12, 2004. DECO waited to withdraw its claims until it received confirmation that PT Comunicações had fulfilled its part of the settlement. A request for withdrawal of both claims was finally submitted in June 2004 and was accepted and confirmed by the courts in July 2004 and September 2004, respectively.

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

        In an effort to discourage any private claims for repayment of the 1999 call set-up charges subsequent to the October 2003 court ruling, we reached the settlement with DECO described above, whereby we did not charge our customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004.

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

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência relating to alleged (i) abuses of dominant position in the access to telecommunication ducts by PT Comunicações; (ii) predatory pricing in wireline telephone and Internet broadband services by PT Prime and PT.com, and (iii) refusal to supply media contents to cable TV competitors by PT Conteúdos and TV Cabo. We believe that the Portugal Telecom group has consistently followed a policy of compliance with all relevant laws. We continually review our commercial offers in order to reduce the risk of competition law infringement. We believe that most of the complaints that have resulted in such investigations will be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, even if we are found to be in violation of applicable laws and regulations, we do not expect the applicable penalties and fines to be disproportionate and therefore substantial. See "Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions" and "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties".

        On June 8, 2005, Portugal Telecom was informed through the press that Sonae.com had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimédia and PT Comunicações. We have not yet been served with the complaint. EU Regulation 1/2003, referred to as the "Antitrust Enforcement Regulation", has applied directly to EU member states since May 2004, and it gives the European Commission the authority to investigate and order remedies for violations of competition law, including abuse of dominant position. Sonae.com has requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called "structural remedy". However, the European Commission has never before ordered a structural remedy, because the legal pre-conditions for such a remedy are very restrictive and are satisfied only when there is a substantial risk of a lasting or repeated competition violation and where there is no other remedy available that would be equally effective. We believe that steps already taken to operate our cable television business in Portugal through PT Multimédia, which is a separate legal entity that has an independent Board of Directors and independent shareholders, should satisfy the requirements of all relevant EU regulations, including European Commission Directive No. 1999/64/EC of June 23, 1999, as implemented in Portugal, which requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and fixed line telecommunications operations into distinct legal entities. However, there can be no assurance that the European Commission will not require us to change the current ownership structure or existing operational arrangements between PT Multimédia and other companies of the Portugal Telecom Group in response to Sonae.com's complaint or subject us to other penalties, fines, damages or sanctions. Sonae.com also claims that our actions unfairly impacted prices and stifled innovation. We do not believe that Sonae.com can succeed on these points as we offer some of the lowest retail and wholesale prices in the European Union and continually introduce new and innovative offers.

        Sonae.com's complaint is at the first stage of review, which will entail the European Commission determining whether there are sufficient grounds to look into the complaint further. At this stage we are not able to predict the overall time frame for resolution of this issue or what the impact could be on our results of operations. However, the European Commission guidelines require that any behavioral or structural remedies should be proportionate to the infringement committed and necessary to bring the infringement effectively to an end. See "Item 3—Key Information—Risk Factors—EU Regulation Regarding Abuse of Dominant Position Could Adversely Affect our Businesses".

        Sonae.com's complaint to the European Commission also involves allegations against the Portuguese government on the grounds of illegal "state aid" in connection with its sale of the basic telecommunications network to us in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonae.com is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonae.com also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid". Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal tax from 1995 until such exemption was revoked by law 5/2004 of February 10, 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonae.com claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities.

Other Legal Proceedings

        On April 23, 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of February 21, 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. See "Item 4—Information on the Company—Regulation—Portugal—Interconnection". If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001.

        In April 2003, TVI—Televisão Independente, S.A., or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly- owned backbone network. TVI argues that when we subsequently took control over that network and became the provider of that network for carriage of television signals, we lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by us with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

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

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, S.A. (collectively, "HLC") filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated €15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações' leased line services and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2004, our provisions for all legal proceedings (including tax and labor matters) totaled €119.0 million.

Distributions to Shareholders

Dividend Information

        Portugal Telecom's policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at Portugal Telecom's Annual General Meeting. Portugal Telecom's Annual General Meeting has typically been held in April. This year, Portugal Telecom's Annual General Meeting scheduled for April 1, 2005 was suspended by the Portuguese government in its role as a holder of 500 Class A shares in order to provide additional time for consideration of certain issues on the agenda. The Annual General Meeting was rescheduled for April 29, 2005. At its Annual General Meeting on April 29, 2005, Portugal Telecom's shareholders approved a distribution of dividends, corresponding to a gross dividend of €0.35 per share or ADS.

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

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders.

		Dividends per share
Fiscal Year	Number of shares considered
		Payment Date	€	US$
2000(1)	1,201,750,000	—	—	—
2001	1,254,285,000	May 23, 2002	0.10	0.09
2002	1,254,285,000	May 2, 2003	0.16	0.18
2003	1,254,285,000	April 30, 2004	0.22	0.26
2004	1,166,485,050	May 2, 2005	0.35	0.43

(1)
For the year ended December 31, 2000, no dividends were paid.

        The general rate of withholding income tax on dividends in Portugal is currently 15% for Portuguese residents and 25% for non-residents. However, as a result of our privatization, under the Portuguese Statute of Tax Incentives, the withholding income tax in respect of dividends that we pay in 2005 will be reduced to 7.5% for Portuguese residents and 12.5% for non-residents. See "Item 10—Additional Information—Taxation—Dividends".

Significant Changes

        On February 28, 2005, PT Multimédia announced the disposal of its 100% interest in Lusomundo Serviços, SGPS, S.A., including an 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. The Portuguese Media Authority (Alta Autoridade para a Comunicação Social) has issued a binding opinion in favor of the transaction, which now remains subject to the approval of the Portuguese Competition Authority (Autoridade da Concorrência). We can make no assurance that such approval will be granted and the other conditions to the sale will be satisfied. The parties to the transaction agreed upon an enterprise value of €300.4 million for 100% of Lusomundo Serviços, SGPS, S.A. and 100% of all of its subsidiaries. In order to simplify the acquisition, prior to closing, PT Multimédia will acquire the 5.94% stake in Lusomundo Media held by Portugal Telecom. Portugal Telecom acquired this stake from Fidelity Investments on October 16, 2003 for €9 million. The proceeds for PT Multimédia from the sale will be equivalent to €173.8 million, of which €10.1 million will be paid to Portugal Telecom in connection with the acquisition of its 5.94% interest in Lusomundo Media.

        On March 24, 2005, we issued €1 billion in notes under our global medium term note program at a fixed interest rate of 3.750% per annum, maturing in 2012. On the same day, we issued €500 million in notes under the program at a fixed interest rate of 4.375% per annum, maturing in 2017. On June 16, 2005, we issued €500 million in notes under the program at a fixed interest rate of 4.500% per annum, maturing in 2025.

        On April 29, 2005, Portugal Telecom's shareholders approved at the AGM a reduction of Portugal Telecom's share capital in the nominal amount of up to €16,648,505 through the cancellation of up to 116,648,505 treasury shares, representing 10% of Portugal Telecom's share capital, and the corresponding amendment to its articles of association. This share capital reduction is being carried out pursuant to a further share repurchase program announced in September 2004, which expected to be completed by the end of December 2005. The corresponding amendment to the articles of association is expected to occur in December 2005.

        Pursuant to our share buyback program, as of June 30, 2005, Portugal Telecom had repurchased, through over-the-counter transactions, a total of 37,628,550 treasury shares, or 3.23% of its share capital, at an average price of €8.57 per share. These transactions were executed in connection with the exercise of the physical settlement option provided for under the terms of the equity swap contracts entered into with ABN AMRO Bank, N.V. and CitiGroup Global Markets Limited on May 9, 2005.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2000, 2001 and 2002 and for each quarter of 2003 and 2004. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share
			NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
2000	16.83	8.82	16.13	7.35
2001	11.76	6.31	11.15	6.14
2002	9.40	4.55	8.44	4.62
2003
First quarter	7.26	5.56	7.75	6.06
Second quarter	7.04	6.22	7.81	6.81
Third quarter	6.90	5.90	7.93	6.65
Fourth quarter	8.00	6.93	10.02	8.11
2004
First quarter	9.42	7.98	11.78	10.02
Second quarter	9.28	8.20	11.66	9.76
Third quarter	8.94	8.13	11.00	9.98
Fourth quarter	9.27	8.78	12.37	11.19

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share
			NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
December 31, 2004	9.25	8.78	12.37	11.77
January 31, 2005	9.50	9.03	12.38	11.80
February 28, 2005	9.73	9.17	12.51	12.15
March 31, 2005	9.28	8.90	12.28	11.57
April 30, 2005	9.23	8.50	11.93	11.03
May 31, 2005	9.05	8.30	11.41	10.33

        On June 15, 2005 the closing price of the ordinary shares on the Euronext Lisbon Stock Exchange was €8.00 per ordinary share. On June 15, 2005, the last reported sale price of the ADSs on the New York Stock Exchange was US$9.75 per ADS.

Markets

        Portugal Telecom's ordinary shares are listed on the Eurolist by Euronext of the Euronext Lisbon Stock Exchange.

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

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve, until this reserve represents 20% of share capital. As of December 31, 2004, Portugal Telecom's legal reserve was equal to approximately 13.2% of share capital. As a result, deductions for the legal reserve will continue to be made for the foreseeable future. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

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

        The board of directors currently consists of twenty two directors. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes. Members of the board of directors are elected for a three-year period and may be re-elected on one or more occasions.

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

        In addition, according to Decree-Law 380/93, of November 15, 1993, no person may acquire ordinary shares representing more than 10% of Portugal Telecom's voting capital without prior authorization from the Ministry of Finance. Under such Decree-Law, if a person attempts to acquire more than 10% of Portugal Telecom's shares without such authorization, no additional ordinary shares may be registered in the name of such person by Portugal Telecom, the CMVM or any Portuguese financial intermediary. Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions. However, a judgment of the EU Court of Justice (Case C-367/98) determined that the Portuguese state, by maintaining such Decree-Law in force, has failed to comply with the EC Treaty's prohibitions on restrictions on the movement of capital in the EU. This restriction has been removed following the revocation of Decree-Law 380/93 by Decree-Law 49/2004 of March 10, 2004

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in Portugal Telecom.

Change of Control Provisions

        There are no provisions of the articles of association that would have the effect of delaying, deferring or preventing an authorized change in control of Portugal Telecom and that would operate only with respect to a merger, acquisition or corporate restructuring involving Portugal Telecom or any of its subsidiaries. However, as long as the Portuguese government holds a majority of Portugal Telecom's A shares, it will have the right, under the articles of association, to veto any actions concerning Portugal Telecom's investment policies, including the authorizations of acquisitions and dispositions. In addition, under Portuguese law and the articles of association, the voting rights exercised by a single shareholder, except the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom's share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of Portugal Telecom's share capital. Both the articles of association and Portuguese law contain limitations on ownership. They also contain enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom's activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom's share capital, without the authorization of a shareholders' meeting.

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

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1987 and codified European Union directives on commercial law. The

Portuguese Securities Code and related legislation strengthen the corporate governance precepts contained in the Companies Code, by requiring immediate disclosure of all material information and that companies publish qualified shareholdings and certain periodic information, including financial statements; by establishing a general duty to inform; and by criminalizing insider trading and abuse and market manipulation.

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

        The Portuguese Companies Code is legally binding on any company listed on the Lisbon Stock Exchange. The Companies Code establishes corporate governance standards in respect of the following:

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

        Portuguese law does not require us to create any committees. However, the CMVM recommends that companies form committees at the supervisory board level to evaluate corporate governance structures and practices.

        The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, the Exchange Act requirements regarding audit committees will apply to non-U.S. listed companies, such as Portugal Telecom.

        Portugal Telecom established an Audit Committee in December 2003, consisting of independent members of its Board of Directors. The Audit Committee's primary function is to advise the Board of Directors and the Executive Committee with respect to (i) financial reporting quality and integrity, (ii) external auditor independence and capability and (iii) internal control system quality, integrity and efficiency and to supervise the external auditors and the performance of the statutory auditors.

        The Audit Committee also monitors our compliance with legal provisions, regulations, recommendations and guidelines issued by the SEC, NYSE, CMVM, and the Euronext Lisbon Stock

Exchange and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

        Portugal Telecom created a corporate governance committee in July 2004. This committee is responsible for advising the Board of Directors on rules of conduct and corporate governance practices, including advising the Board as to its relationships with management, shareholders and the market in order to prevent conflicts of interest and ensure the flow of information.

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

        Portugal Telecom has a code of ethics that complies with Exchange Act requirements and approved a separate code of ethics for financial officers in December 2004. See "Item 16B—Code of Ethics".

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

Material Contracts

        On December 30, 2002, a new pricing convention for the fixed telephone service (Universal Service Convention) for 2002 and 2003 was agreed with ANACOM and the Directorate General for Competition (DGCC). The convention established price caps of CPI-3% and CPI-2.75% for 2002 and 2003, respectively, excluding international calls. Tariffs in 2002 were not updated, but inflation of 3.6% in 2002 means that Portugal Telecom has complied with its 2002 price cap obligations. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

        On January 16, 2003, Vivo, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações, S.A., or TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. On April 25, 2003 TCP completed the acquisition of a controlling interest in TCO (61.1% of common shares). The price of the controlling shares was R$1,506 million, corresponding to R$19.49 per 1,000 common shares acquired. On November 18, 2003, TCP acquired an additional 72.2% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP now holds 86.6% of the voting capital stock and 29.3% of the total capital stock of TCO, including treasury shares held by TCO. On October 31, 2003, TCP attempted to acquire the remaining share capital of TCO by means of a merger of TCO shares into TCP shares. The exchange ratio was fixed at 1.27 TCP shares for each TCO share held. This merger was cancelled on January 12, 2004 following the issue of an opinion by the Brazilian Securities and Exchange Commission that the merger did not fully comply with current Brazilian law. TCP increased its ownership of the total capital stock of TCO from 29.3% to 51.4% following participation in a tender offer for TCO shares on October 8, 2004. With the acquisition of its interest in TCO, Vivo provides services to approximately 21 million customers, with a market share of approximately 56% in its concession area. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        In May 2004, ANACOM and the DGCC approved the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with the price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices became effective in August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

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

Taxation

        The following is a summary of the material Portuguese and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by U.S. Holders, as defined below. This discussion does not address all aspects of Portuguese and U.S. federal income taxation that may be relevant to a particular holder based on such holder's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder (i) which owns or has owned (directly, indirectly or through attribution) 10% or more of Portugal Telecom's voting power; (ii) which is a dealer in securities, an insurance company, a bank, a tax-exempt organization, or a partnership or other pass-through entity; (iii) which holds Portugal Telecom's ordinary shares or ADSs as a part of an integrated investment (including a "straddle") comprised of the ordinary shares or ADSs and one or more other positions; or (iv) whose functional currency is not the U.S. dollar. This discussion generally applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets.

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

        The description of the Portuguese and U.S. federal income tax laws and practices set forth below is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the U.S. Internal Revenue Code of 1986, as amended, hereinafter referred to as the "Code," its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as the convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the protocol thereto, hereinafter referred to as the "Tax Treaty." These laws and practices and the Tax Treaty may be subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of The Bank of New York as Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

        For purposes of the Tax Treaty and for U.S. federal income and Portuguese tax purposes, a U.S. Holder of ADRs evidencing ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs.

        We urge prospective investors to consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the ordinary shares and ADSs, including, in particular, whether they are eligible for the benefits of the Tax Treaty and any tax consequences arising under any other applicable tax laws of the United States or Portugal or any other jurisdiction.

Dividends

        Portuguese Taxation.    The general rate of withholding tax on dividends in Portugal is currently 15% for Portuguese residents and 25% for non-residents. The Portuguese Statute of Tax Incentives provides an exemption from withholding tax of 50% of the dividends (net of other tax benefits or exclusions) paid on shares of corporations in a process of privatization occurring before the end of 2002. This benefit applies until the end of the fifth accounting and tax year ending after the date on which the company's privatization is completed. Since the privatization was completed in December 2000, this tax benefit will no longer be applicable in 2006.

        Based upon the foregoing, dividends paid in 2005 to Portuguese residents are subject to withholding at a tax rate of 7.5%. In the case of non-residents, the dividends will be subject to withholding at a tax rate of 12.5%.

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

        U.S. Federal Income Taxation.    Other than certain pro rata distributions discussed below, distributions paid by Portugal Telecom (including the amount of any Portuguese taxes withheld therefrom) will be includible in the gross income of a U.S. Holder as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Portugal Telecom's current or accumulated earnings and profits as so determined will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our ordinary shares or ADSs, and thereafter as gain from the sale of ordinary shares or ADSs. U.S. Holders will not be entitled to claim a dividends received deduction with respect to dividends distributed by us.

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

        Dividends distributed by Portugal Telecom with respect to ordinary shares or ADSs generally should constitute "passive income" or, in the case of certain holders, "financial services income" for U.S. foreign tax credit limitation purposes (or, for tax years beginning after December 31, 2006, as "passive category income" or, in the case of certain U.S. Holders, as "general category income" for U.S. foreign tax credit purposes).

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

        Dividends paid to a non-corporate U.S. Holder in taxable years beginning on or before December 31, 2008 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if the shares (or ADSs) are readily tradable on an established securities market in the United States. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). Accordingly, unless we are treated as a "passive foreign investment company", the dividends that we pay in respect of our ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the 15% rate and the related restrictions and special rules.

        Pro rata distributions of ordinary shares or rights to our shareholders (including U.S. Holders of ADSs) generally should not be subject to U.S. federal income tax.

Capital Gains

        Portuguese Taxation.    Capital gains derived by a U.S. Holder from the sale or other disposition of ADSs or ordinary shares (including deposits and withdrawals of ordinary shares in exchange for ADSs) will, under the Tax Treaty, not be subject to Portuguese capital gains tax.

        U.S. Federal Income Taxation.    Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder's tax basis in the ordinary shares or ADSs. Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be a capital gain or loss and generally will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year. Net capital gain of a non-corporate U.S. holder that is recognized from the sale of shares through taxable years beginning on or before December 31, 2008 is generally taxed at a maximum rate of 15% where the holder has a holding period of more than one year. Any such gain or loss generally should be gain or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

        Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally should be from sources within the United States. Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs should not be subject to U.S. federal income tax.

Reportable Transactions

        Under recently promulgated United States Treasury regulations, U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the acquisition, ownership or disposition of ordinary shares or ADSs, or any related transaction, including without limitation, the disposition of any Euros (or other foreign currency) received as a dividend or as proceeds from the sale of the ordinary shares or ADSs.

U.S. Back-up Withholding

        A U.S. Holder may be subject to back-up withholding at applicable rates with respect to dividends paid on or proceeds of the sale or other disposition of an ordinary share or ADS, unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. Any amounts withheld under the back-up withholding rules will generally be allowed as a refund or a credit against U.S. federal income tax liability, provided that the required information is furnished to the I.R.S.

Documents on Display

        We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the Securities and Exchange Commission. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports in relation to material events on Form 6-K.

        Our reports, proxy statements and other information filed by us with the Securities and Exchange Commission may be inspected and copied by the public at the public reference facilities maintained by the Securities and Exchange Commission at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and are also available on the website of the Securities and Exchange Commission at http://www.sec.gov. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

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

        Derivative contracts are entered into with major financial institutions, after careful analysis and approval from Portugal Telecom's Executive Committee. We regularly review their market value and risks in order to assess and manage our exposure to market risk.

Interest Rate Risk

        Our policy is to manage interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. In 2003, we unwound or cancelled several interest rate swaps, which resulted in an increase of the proportion of fixed rate debt and the simplification of our derivatives portfolio. During 2004, as some derivatives matured and others were unwound, the total notional amount of our interest rate swaps portfolio decreased.

        As of December 31, 2004, approximately 55.2% of our total indebtedness carried fixed interest rates, compared to 74.9% at the end of 2003. The decrease in the proportion of our fixed rate debt is due to the unwinding of interest rate swaps and to debt reduction. However, since a significant portion of our floating rate debt matured in early 2005 and we issued fixed rate debt in the first half of 2005 in order to extend the average maturity of our debt, we expect the proportion of our fixed rate debt to increase in 2005. This should reduce the impact of an increase in interest rates on future interest costs.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in the European Interbank Offered Rate (EURIBOR), CDI (Brazil's interest rate), European Investment Bank (EIB) rates and London Interbank Offered Rate (LIBOR). The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, we believe that the EIB's interest rates are generally competitive. EIB floating rates remained very close to EURIBOR flat rates during 2004.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. Most of Vivo's subsidiaries' debt is originally denominated in Euros and U.S. dollars. Vivo's policy is to hedge against this currency exchange risk and, as a result, the majority of the debt of Portugal Telecom's Brazilian subsidiaries was either Real denominated or had been swapped into Reais, as of December 31, 2004. We remain exposed to exchange rate risk between Brazilian Reais and Euros regarding our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

        We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt. As of December 31, 2004, approximately 2.3% of our total indebtedness was denominated in U.S. dollars, compared with 2.1% at the end of 2003 and 1.6% at the end of 2002 (taking into consideration cross-currency swaps). The slight increase in the proportion of our U.S. Dollar denominated debt is due to the decrease in our total consolidated indebtedness. Our total net exposure to the U.S. dollar, including certain free-standing derivatives, amounted to negative US$165.1 million as of December 31, 2004.

Equity Price Risk

        We face equity price risk with regard to our shares in Telefónica, BES and Media Capital. Under Portuguese GAAP, our interests in Telefónica, BES and Media Capital are recorded at their acquisition cost less a provision for estimated losses, where applicable. However, if the market value of such interests was to fall below the acquisition cost, the interests would be recorded at fair value. Under U.S. GAAP, our interests in Telefónica, BES and Media Capital are currently recorded at fair value, with a value of approximately €68.4 million as of December 31, 2004, which implies a potential gain of approximately €4.0 million when compared with the carrying value. See Note 38 to our audited consolidated financial statements.

        In order to facilitate the completion of our share buyback program, we have entered into equity swaps over 21,551,006 of our own shares. Taking into consideration the difference between the exercise price of those derivatives (ranging from €7.14 to €8.99 per share) and the stock price as of December 31, 2004, we did not record any provision to cover estimated losses in connection with these equity swaps. These instruments had maturities ranging from 2 to 12 months.

        In order to increase our exposure to PT Multimédia, we have entered into equity swaps over 15,287,545 PT Multimédia shares as follows: (i) 9,187,545 shares, with an exercise price of €17.74 and a maturity of 17 months and (ii) 6,100,000 shares, with an exercise price of €14.10 and a maturity of 5 months.

        In addition, during 2004 we entered into the following options contracts with BES for the right to acquire shares representing 5% of the share capital of PT Multimédia:

  •
  Portugal Telecom purchased a call option from Banco Espírito Santo de Investimento, S.A., or BESI, for 6,063 thousand shares of PT Multimédia with a strike price of €26.513 at maturity, which is December 31, 2005. The option can be exercised at any time, but BESI can choose between physical and cash settlement, the latter of which has a 15% discount on the strike price;

  •
  Concurrently, BESI purchased a call option from Portugal Telecom over the 6,063 thousand shares of PT Multimédia with a strike price of €16 per share at maturity, which is December 31, 2005. This option can only be exercised for cash settlement if the stock price of PT Multimédia is higher than the strike price of the option purchased by Portugal Telecom, which would make the exercise of BESI's option automatic if Portugal Telecom exercises its call option; and

  •
  Portugal Telecom purchased a call option for 1.5 million PT Multimédia shares with a strike price of €23 at maturity, which is December 31, 2005. Portugal Telecom can exercise this option at any time, and BES has a choice between physical and cash settlement, the latter of which has a 20% discount on the strike price.

        Except in the circumstances described below, we will receive a premium on the price of such options in the amount of €16,657 thousand, which is the difference between the acquisition prices of the options described above, 50% of which was paid on December 31, 2004 (€8,328,285), and 50% of which is to be paid on the exercise date of the option purchased by BESI or, if the option is not exercised, on December 31, 2005. We will only receive this premium if (i) BESI receives a premium on any options contracts it enters into with third parties to hedge its position on the call option over the 6,063 thousand PT Multimédia shares, and (ii) any such third party defaults on payment of the premium. Because BESI intends to hedge the call option on PT Multimédia shares, Portugal Telecom and BESI have agreed that BESI has the right to reduce such option to 3,469 thousand shares, with a proportional decrease in price and fees, if the counterparties to any of the hedge contracts do not comply with their contractual obligations. However, BESI is committed to ensuring that the hedging contracts are fully complied with.

        The following tables provide information about our debt instruments and derivative contracts as of December 31, 2004 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows (unless otherwise stated) and average interest rates by expected maturity dates (taking into consideration associated derivatives). The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2004.

        The tables reflect our interest in Vivo's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts or fair value amounts of the instruments, because we proportionally consolidate Vivo's assets and liabilities in our balance sheet under Portuguese GAAP as of December 31, 2002, 2003 and 2004. See Note 36 to our audited consolidated financial statements.

        The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Vivo.

Debt Sensitivity to Interest Rates

(Euro million)

Expected Maturity Date

	Notes	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		19	17	11	8	—	—	55	58
Average Interest Rate		4.06%	3.98%	3.84%	3.77%	—	—	3.98%
EIB Loans (€) with associated swaps		61	52	72	68	63	187	503	537
Average Interest Rate		4.43%	4.57%	4.98%	5.12%	5.16%	5.20%	4.86%
Total EIB Fixed Rate Loans		80	69	82	76	63	187	558	594
Non-EIB Fixed Rate Loans
Loans (€)		3	3	3	3	3	3	17	17
Average Interest Rate		4.55%	4.53%	4.49%	4.44%	4.35%	3.08%	4.39%
Bonds (€)		—	900	—	—	880	—	1,779	1,859
Average Interest Rate		5.19%	5.19%	4.63%	4.63%	4.63%	—	4.95%
Exchangeable bonds (€)		—	390	—	—	—	—	390	390
Average Interest Rate		2.00%	2.00%	—	—	—	—	2.00%
Loans (US$)		8	0	42	0	0	0	51	61
Average Interest Rate		5.26%	5.37%	5.38%	0.75%	0.75%	0.75%	5.29%
Loans (US$) with associated €/US$ swaps		1	1	1	1	1	—	4	5
Average Interest Rate		3.62%	3.62%	3.62%	3.62%	3.62%	—	3.62%
Loans (BR$)		—	—	—	0	—	2	2	2
Average Interest Rate		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Loans (Other currencies)		0	0	0	0	0	0	0	0
Average Interest Rate		0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Total Non-EIB Fixed Rate Loans		12	1,294	46	4	883	5	2,244	2,334
Total Fixed Rate Debt		93	1,363	128	80	946	192	2,802	2,928
Floating Rate Debt
EIB Floating Rate Loans
Loans (US$) with associated €/US$ swaps		10	10	10	10	10	20	70	69
Average Interest Rate—ref. EIB rates		0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total EIB Floating Rate Loans		10	10	10	10	10	20	70	69
Non-EIB Floating Rate Loans
Loans (€)		339	1	260	326	0	—	927	931
Average Spread—ref. Euribor		0.21%	0.24%	0.24%	0.23%	0.00%	—	0.22%
Floating Rate Notes (€)		585	—	—	—	—	—	585	586
Average Spread—ref. Euribor		0.75%	—	—	—	—	—	0.75%
Loans (US$)		9	2	2	10	—	—	22	23
Average Spread—ref. USD Libor		1.57%	1.25%	1.26%	1.42%	—	—	1.41%
Loans (US$) with associated US$/BR$ swaps	(2)	158	131	43	9	—	—	341	376
Average Spread—ref. % of CDI		98.89%	100.02%	108.14%	118.16%	—	—	100.38%
Loans (JPY) with associated JPY/BR$ swaps	(2)	25	—	—	—	—	—	25	27
Average Spread—ref. % of CDI		103.43%	—	—	—	—	—	103.43%
Loans (BR$)		138	—	—	69	—	—	207	216
Average Spread—ref. % of CDI		102.53%	104.40%	104.40%	104.40%	—	—	103.47%
Loans (BR$)		39	17	15	4	3	5	82	80
Average Spread—ref. TJLP (BRL long term interest rate)		3.89%	3.95%	4.12%	4.56%	4.60%	4.60%	4.04%
Loans (Other currencies)		1	—	—	—	—	—	1	1
Total Non-EIB Floating Rate Loans		1,294	152	320	417	3	5	2,191	2,240
Total Floating Rate Debt		1,304	162	330	427	13	25	2,261	2,310
Total Debt		1,397	1,524	459	507	959	217	5,063	5,238

(1)
Includes fair value of debt and associated swaps.

(2)
Includes exchange gains and losses from associated cross currency swaps.

Derivatives Sensitivity to Interest Rate Risk

(Euro million)

Expected Maturity Date(1)

	Notes	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Interest Rate Derivatives
Fixed Rate Payer
Pay fixed Euro, receive floating Euro swaps		161	126	101	77	34	24	161	(7)
Average Rate Paid		4.36%	4.39%	4.40%	4.41%	4.42%	4.43%	4.39%
Average Spread Received—ref. Euribor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Pay fixed Euro, receive floating Euro forward starting swaps		—	64	220	241	216	164	311	(17)
Average Rate Paid		—	5.11%	5.24%	5.26%	5.28%	5.30%	5.26%
Average Spread Received—ref. Euribor		—	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Pay fixed Euro, receive floating U.S. dollar swaps		4	4	3	2	1	—	4	(1)
Average Rate Paid		3.62%	3.62%	3.62%	3.62%	3.62%	0.00%	3.62%
Average Spread Received—ref. US$ Libor		0.40%	0.40%	0.40%	0.40%	0.40%	0.00%	0.40%
Pay fixed BRL, receive floating BRL swaps		221	—	—	—	—	—	221	1
Average Rate Paid		15.40%	—	—	—	—	—	15.40%
Spread Received—ref. % CDI		100.00%	—	—	—	—	—	100.00%
Floating Rate Payer
Pay floating Euro, receive floating U.S. dollar swaps		70	60	50	40	30	20	70	(15)
Average Spread Paid—ref. Euribor		0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Average Spread Received—ref. US$ Libor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Pay floating Brazilian Real, receive fixed Euro swaps		13	—	—	—	—	—	13	(1)
Average Spread Paid—ref. % CDI		100.00%	—	—	—	—	—	100.00%
Average Rate Received		1.41%	—	—	—	—	—	1.41%
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		373	183	58	13	1	0	373	(50)
Average Spread Paid—ref. % CDI		104.02%	104.40%	102.87%	100.00%	100.00%	100.00%	103.94%
Average Rate Received		5.16%	6.03%	7.80%	9.60%	6.63%	7.67%	5.75%
Pay floating in U.S. dollar (US$/R$ hedge)		103	103	—	—	—	—	103	47
Average Spread Paid—ref. % CDI		38.00%	38.00%	—	—	—	—	38.00%
Average Rate Received		0.00%	0.00%	—	—	—	—	0.00%
Pay floating Brazilian, receive fixed Japanese Yen swaps		24	—	—	—	—	—	24	(2)
Average Spread Paid—ref. % CDI		105.14%	—	—	—	—	—	105.14%
Average Rate Received		1.39%	—	—	—	—	—	1.39%

(1)
All the amounts refer to the notional amounts of derivatives at the beginning of each period.

Debt Sensitivity to Exchange Rates

(Euro million)

Expected Maturity Date

	Notes	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(1)
Liabilities exposure to Non-European Monetary Union currencies
Exposure to the Euro/U.S. dollar exchange rate
Loans (US$)		8	0	42	0	0	0	51	61
Average Interest Rate		5.26%	5.37%	5.38%	0.75%	0.75%	0.75%	5.29%
Loans (US$)		9	2	2	10	—	—	22	23
Average Spread—ref. USD Libor		1.57%	1.25%	1.26%	1.42%	—	—	1.41%
Exposure to the Euro/Brazilian Real exchange rate
Loans (US$) with associated US$/BR$ swaps	(2)	158	131	43	9	—	—	341	376
Average Spread—ref. % of CDI		98.89%	100.02%	108.14%	118.16%	—	—	100.38%
Loans (JPY) with associated JPY/BR$ swaps	(2)	25	—	—	—	—	—	25	27
Average Spread—ref. % of CDI		103.43%	—	—	—	—	—	103.43%
Loans (BR$)		138	—	—	69	—	—	207	216
Average Spread—ref. % of CDI		102.53%	104.40%	104.40%	104.40%	—	—	103.47%
Loans (BR$)		39	17	15	4	3	5	82	80
Average Spread—ref. TJLP (BRL long term interest rate)		3.89%	3.95%	4.12%	4.56%	4.60%	4.60%	4.04%
Exposure to other currencies exchange rates
Loans (Other currencies)		1	0	0	0	0	0	2	2

(1)
Includes fair value of debt and associated swaps.

(2)
Includes exchange gains and losses from associated cross currency swaps.

Derivatives Sensitivity to Exchange Rate Risk

(Euro million)

Expected Maturity Date(1)

	Notes	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Exchange Rates Derivatives
Exposure to the Euro/U.S. dollar exchange rate	(2)
Pay fixed Euro, receive floating U.S. dollar swaps		4	4	3	2	1	—	4	(1)
Average Rate Paid		3.62%	3.62%	3.62%	3.62%	3.62%	0.00%	3.62%
Average Spread Received—ref. US$ Libor		0.40%	0.40%	0.40%	0.40%	0.40%	0.00%	0.40%
Pay floating Euro, receive floating U.S. dollar swaps		70	60	50	40	30	20	70	(15)
Average Spread Paid—ref. Euribor		0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Average Spread Received—ref. US$ Libor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Final exchange of former €/US$ swaps		200	200	200	200	200	—	200	20
Pay U.S. dollar, Receive Euro €/US$ Forwards		212	200	200	200	200	—	212	(21)
Pay Euro, Receive U.S. dollar €/US$ Calls		200	200	200	200	200	—	200	(41)
Exposure to the Euro/Brazilian Real exchange rate
Pay floating Brazilian Real, receive fixed Euro swaps		13	—	—	—	—	—	13	(1)
Average Spread Paid—ref. % CDI		100.00%	—	—	—	—	—	100.00%
Average Rate Received		1.41%	—	—	—	—	—	1.41%
Exposure to the U.S. dollar/Brazilian Real exchange rate	(3)
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		373	183	58	13	1	0	373	(50)
Average Spread Paid—ref. % CDI		104.02%	104.40%	102.87%	100.00%	100.00%	100.00%	103.94%
Average Rate Received		5.16%	6.03%	7.80%	9.60%	6.63%	7.67%	5.75%
Pay floating in U.S. dollar (US$/R$ hedge)		103	103	—	—	—	—	103	47
Average Spread Paid—ref. % CDI		38.00%	38.00%	—	—	—	—	38.00%
Average Rate Received		0.00%	0.00%	—	—	—	—	0.00%
Exposure to the Japanese Yen/Brazilian Real exchange rate	(4)
Pay floating Brazilian, receive fixed Japanese Yen swaps		24	—	—	—	—	—	24	(2)
Average Spread Paid—ref. % CDI		105.14%	—	—	—	—	—	105.14%
Average Rate Received		1.39%	—	—	—	—	—	1.39%

(1)
All the amounts refer to the notional amounts of derivatives at the beginning of each period.

(2)
Most derivatives were entered into in order to hedge debt denominated in U.S. Dollars.

(3)
Most derivatives were entered into by Brazilian subsidiaries in order to hedge debt denominated in U.S. Dollars.

(4)
All derivatives were entered into by Brazilian subsidiaries in order to hedge debt denominated in Japanese Yen.

Derivatives Sensitivity to Equity Price Risk

(Euro million)

Expected Maturity Date(1)

	Notes	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on Portugal Telecom Shares		190	—	—	—	—	—	190	6
Average Initial Price		8.80	—	—	—	—	—	8.80
Equity Swaps on PT Multimédia Shares		249	—	—	—	—	—	249	31
Average Initial Price		16.48	—	—	—	—	—	16.48
Call Options
Call Options on PT Multimédia Shares (bought)		—	—	—	—	—	—	—	16
Average Strike Price		16.00	—	—	—	—	—	—
Call Options on PT Multimédia Shares (sold)		—	—	—	—	—	—	—	(4)
Average Strike Price		26.51	—	—	—	—	—	—

(1)
All the amounts refer to the notional amounts of derivatives, at the beginning of each period.

Fair Value of Derivatives Contracts in 2004

(EUR Million)

Fair value of contracts outstanding at December 31, 2003	56.5
Contracts realized or otherwise settled during 2004	(49.8)
Fair value of new contracts entered into during 2004	8.2
Other changes in fair value (due to restructuring of existing contracts and change of market conditions)	(50.5)

Fair value of contracts outstanding at December 31, 2004	(35.7)

Fair Value of Derivatives Contracts in 2004

(EUR Million)

Expected Maturity Date

        Fair Value of Contracts as of December 31, 2004—Expected Maturity

Source of Fair Value	Less than 1 year	1 - 3 years	4 - 5 years	In excess of 5 years	Total Fair Value
Prices provided by other external sources	42.9	53.0	(44.0)	(35.6)	16.3
Prices based on models and other valuation methods	(36.2)	(15.7)	(0.1)	0.0	(52.0)
Total	6.7	37.4	(44.1)	(35.6)	(35.7)

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        We are not required to provide the information called for by Item 12.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

        An evaluation was performed by Portugal Telecom's management, with the participation of Portugal Telecom's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of Portugal Telecom's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F. Based on that evaluation, Portugal Telecom's management, including the CEO and CFO, concluded that its disclosure controls and procedures were effective to ensure that material information relating to Portugal Telecom and its consolidated subsidiaries was made known to them by others within Portugal Telecom and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared.

        Pursuant to the SEC guidance on disclosure controls and procedures, we established a Disclosure Committee in May 2003, with the goal of defining, documenting and communicating adequate disclosure procedures and financial reporting, as well as reviewing all public releases of information. As of June 2005, the Disclosure Committee was comprised of the following officers: Luís Sousa de Macedo (Secretary General of the Company and chairman of this committee), Francisco Nunes (Chief Accounting Officer), Carlos Moreira da Cruz (Financing and Treasury Officer), Miguel Chambel (Planning and Control Officer), Nuno Prego (Investor Relations Officer) and Miguel Amaro (Internal Audit Officer).

        During 2004, there was no change in Portugal Telecom's internal control over financial reporting that materially affected, or is reasonably likely to materially affect, Portugal Telecom's internal control over financial reporting. We are currently in the process of implementing a plan to align our internal control system with the requirements of Section 404 of the Sarbanes Oxley Act, or SOX. The rules promulgated by the SEC in connection with Section 404 of SOX require that management provide in our annual report for our 2006 fiscal year a report on Portugal Telecom's internal control over financial reporting, which is to be accompanied by an attestation report on management's assessment of Portugal Telecom's internal control over financial reporting of our external auditors. The alignment of our internal control system with the requirements of Section 404 of SOX may require certain changes to our internal control over financial reporting, which we expect to implement during 2005 and early 2006.

        During 2004, we improved the operating processes of our shared services platform that is responsible for all back office activities of the Portugal Telecom group and which will continue to harmonize all processes and controls in the financial reporting function of the Portugal Telecom group during 2005. Most of these improvements resulted from the implementation of an SAP platform, which has contributed significantly to the general improvement in our control environment, particularly in relation to internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        Portugal Telecom's board of directors has determined that Thomaz Paes de Vasconcellos and Nuno Silvério Marques, members of its Audit Committee, are Audit Committee financial experts, as that term is defined in Item 16A of Form 20-F.

ITEM 16B—CODE OF ETHICS

        Portugal Telecom's board of directors has adopted a Code of Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. In addition, in December 2004, the board of directors adopted a Code of Ethics applicable to its financial officers. Both Codes of Ethics are publicly available on our official website at www.telecom.pt. Written copies of the Codes of Ethics are available on request through our Investor Relations office.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2003 and 2004, the remuneration of our independent auditors was as follows.

	2003		2004
	€	%	€	%
Audit Fees	893,900	19%	1,559,391	37%
Audit-Related Fees(1)	503,535	11%	436,133	10%
Tax Fees(2)	818,504	18%	443,141	10%
All Other Fees(3)	2,445,741	52%	1,789,899	42%

Total	4,661,680	100%	4,228,564	100%

(1)
The Audit Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions, and (ii) internal control reviews.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
In 2003, the All Other Fees category mainly included (i) € 393,801 in connection with a revenue assurance project at PT Comunicações, (ii) €773,072 related to a CRM implementation project at TMN, and (iii) €602,731 related to a CRM implementation project at PT Comunicações.

  In 2004, the All Other Fees category mainly included (i) €1,189,090 relating to a CRM project conducted at TMN, (ii) €195,470 relating to a revenue assurance project conducted at PT Comunicações, (iii) €130,809 relating to training services at PT Multimédia, and (iv) €93,220 relating to projects within the scope of TMN's UMTS license.

        Portugal Telecom's Audit Committee is responsible for appointing (including the approval of all audit services), hiring and firing the independent auditors; pre-approving all non-audit services, including a review of the scope, planning and resources available for the performance of the audit and permissible non-audit services; and establishing the compensation of the independent auditors, including the fees, terms and conditions for the performance of audit and non-audit services.

        Annually, Portugal Telecom's Audit Committee reviews a report of the independent auditors that details, among other things, all relationships existing between Portugal Telecom and its independent auditors, including a detailed description of all services rendered to Portugal Telecom.

        All non-audit services provided by the independent auditors must be pre-approved by the Audit Committee, and all non-audit services provided in 2004 by our independent auditors were pre-approved by Portugal Telecom's Audit Committee. Portugal Telecom's Audit Committee does not provide for a de minimis exception to the pre-approval of non-audit services but pre-approves all services to be provided regardless of size.

        When pre-approving non-audit services, our Audit Committee analyzes any potential conflicts of interest between the services to be provided and the existing audit services performed by the independent auditors. The Audit Committee issues an opinion to our Board of Directors regarding its findings in this regard.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The following table sets forth certain information related to purchases made by Portugal Telecom of its equity securities.

Period	(a) Total Number of Ordinary Shares Purchased		(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs(1)
As of December 31, 2003	28,644,509	(2)	7.33	28,644,509	96,783,991
January 1, 2004 to January 31, 2004	7,755,599	(2)	8.51	36,400,108	89,028,392
February 1, 2004 to February 29, 2004	2,610,000	(2)	8.54	39,010,108	86,418,392
March 1, 2004 to March 31, 2004	4,010,000	(2)	9.08	43,020,108	82,408,392
April 2, 2004 to April 30, 2004	5,195,000		9.08	5,195,000	120,233,500
May 1, 2004 to May 31, 2004	6,010,000		8.68	11,205,000	114,223,500
June 1, 2004 to June 30, 2004	43,020,108	(3)	7.78	54,225,108	71,203,392
July 1, 2004 to July 31, 2004	0		—	54,225,108	71,203,392
August 1, 2004 to August 31, 2004	0		—	54,225,108	71,203,392
September 1, 2004 to September 30, 2004	0		—	54,225,108	71,203,392
October 1, 2004 to October 31, 2004	0		—	54,225,108	71,203,392
November 1, 2004 to November 30, 2004	33,574,842		33,574,842	87,799,950	37,628,550
December 1, 2004 to December 31, 2004	0		—	87,799,950	37,628,550

Total 2004	59,155,441		8.13	87,799,950	37,628,550

(1)
All these treasury transactions were under our share buyback program, announced on September 16, 2003, of up to 10% of our share capital (or 125,428,500 treasury shares). There is no expiration date for this share buyback program. On May 9, 2005, we purchased the remaining 37,628,550 treasury shares at an average price of €8.57 per share.

(2)
We sold all these shares, a total of 43,020,108 shares, on April 1, 2004 to ABN AMRO Bank, N.V. at an average price of €7.78 per share, the same average price for which the shares had been previously acquired. In addition, we entered into an equity swap with ABN AMRO Bank, N.V. over the 43,020,108 shares sold, under the terms of which we have the option to reacquire the shares at a future date.

(3)
This acquisition (a total of 43,020,108 shares, at an average price of €7.78 per share) was executed in connection with the physical settlement of the aforementioned equity swap entered into with ABN AMRO Bank, N.V. on April 1, 2004.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements".

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 29, 2005, together with an English translation thereof.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, is incorporated by reference to Exhibit A of Portugal Telecom, S.A.'s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
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
2.4
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Espírito Santo de Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited, Tokyo- Mitsubishi International plc and UBS A.G. acting through its business group UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Portugal Telecom, SGPS, S.A.

        We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and its subsidiaries (together, the "Company") as of December 31, 2004 and 2003, the related consolidated statements of profit and loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Portugal.

        Accounting principles generally accepted in Portugal vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders' equity as of December 31, 2004 and 2003 to the extent summarized in Notes 36, 37 and 38 to the consolidated financial statements.

        Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte & Associados, SROC, S.A.
Lisbon, Portugal
March 3, 2005, except for Notes 37 and 38, as to which the date is June 30, 2005.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

	Notes	2004	2004	2003
		U.S. Dollar	Euro	Euro
Current Assets:
Cash and cash equivalents		535,162,206	441,188,958	258,903,507
Short-term investments and cash equivalents	5	1,818,181,378	1,498,912,925	2,272,188,060
Accounts receivable—trade, net:
Third parties	6	1,414,606,333	1,166,204,726	1,118,013,145
Accounts receivable—other, net:
Third parties	7	512,358,482	422,389,515	365,374,895
Affiliates	7	40,998,157	33,798,975	33,910,549
Inventories, net	8	214,818,808	177,097,121	102,884,982
Deferred Taxes	29	938,632,819	773,811,063	748,141,425
Prepaid expenses and other current assets	9	186,373,710	153,646,917	140,241,889

Total current assets		5,661,131,893	4,667,050,200	5,039,658,452

Investments, net	10	524,759,176	432,612,676	448,079,192
Fixed Assets, net	11	4,928,249,515	4,062,860,276	4,267,958,038
Intangible Assets, net—Other	12	3,897,192,997	3,212,854,903	3,150,122,385
Non-Current Deferred Taxes	29	596,769,964	491,978,536	583,471,389
Other Non-Current Assets, net	7	116,511,766	96,052,569	68,525,804

Total assets		15,724,615,311	12,963,409,160	13,557,815,260

Current Liabilities:
Short term debt and current portion of medium and long-term debt	13	1,694,371,210	1,396,843,537	1,191,078,724
Accounts payable—trade:
Third parties		863,213,729	711,635,391	672,392,961
Affiliates		15,362,769	12,665,102	11,470,569
Accounts payable—other:
Third parties	14	686,654,236	566,079,337	535,007,267
Affiliates		132,428,420	109,174,295	7,007,560
Accrued expenses	15	774,513,105	638,510,392	589,394,613
Taxes payable	16	100,451,492	82,812,442	102,925,601
Deferred Taxes	29	33,896,111	27,944,032	32,793,924
Deferred income	17	288,068,874	237,484,645	212,413,495

Total current liabilities		4,588,959,947	3,783,149,173	3,354,484,714

Medium and Long-Term Debt	13	4,447,122,971	3,666,218,443	4,555,614,003
Accrued Post Retirement Liability	30.3	1,540,350,180	1,269,868,244	1,256,038,995
Non-Current Deferred Taxes	29	350,225,067	288,726,354	300,731,656
Provisions for other risks and costs	18	559,042,963	460,876,309	361,379,666
Other Non-Current Liabilities	18	253,236,596	208,768,834	144,771,333

Total liabilities		11,738,937,724	9,677,607,357	9,973,020,367

Minority Interests	19	704,782,877	581,024,631	643,967,968

Shareholders' Equity:
Share capital	20	1,414,946,366	1,166,485,050	1,254,285,000
Capital issued premium	20	111,238,033	91,704,891	91,704,891
Treasury shares		—	—	(210,040,062)
Legal reserve	20	187,075,016	154,225,075	144,184,287
Other reserves and retained earnings		3,678,613,859	3,032,657,757	3,682,035,130
Cumulative foreign currency translation adjustments		(2,717,630,668)	(2,240,420,996)	(2,261,577,622)
Net income		606,652,104	500,125,395	240,235,301

Total equity		3,280,894,710	2,704,777,172	2,940,826,925

Total liabilities and shareholder's equity		15,724,615,311	12,963,409,160	13,557,815,260

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR

THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Notes	2004	2004	2003	2002
		U.S. Dollar	Euro	Euro	Euro
Operating Revenues:
Services rendered	21	6,399,947,359	5,276,131,376	5,056,469,413	4,950,845,832
Sales of merchandise and products	21	748,367,897	616,956,222	583,532,339	492,030,480
Telephone directories	21	157,406,610	129,766,373	136,109,823	139,156,808

Total operating revenues		7,305,721,867	6,022,853,971	5,776,111,575	5,582,033,120

Operating Costs and Expenses:
Wages and salaries	22	905,100,148	746,166,651	705,902,478	694,775,367
Post retirement benefits	30.4	168,015,018	138,511,969	222,942,179	183,213,062
Costs of telecommunications	23	669,880,981	552,251,427	587,145,058	622,938,664
Depreciation and amortization	11 and 12	1,161,250,352	957,337,471	953,978,392	962,824,885
Subsidies		(18,337,039)	(15,117,097)	(20,627,776)	(31,519,859)
Maintenance and repairs		145,022,830	119,557,156	126,536,660	129,248,379
Own work capitalized		(108,577,498)	(89,511,540)	(74,499,765)	(114,033,783)
Raw materials and consumables		82,989,547	68,416,774	73,999,927	97,182,987
Costs of products sold		721,348,675	594,681,513	550,154,948	462,664,452
Telephone directories		105,373,792	86,870,397	90,419,679	92,049,002
Marketing and publicity		228,925,098	188,726,379	141,945,303	108,812,870
Concession rent	1	—	—	—	16,278,750
Other general and administrative	24	1,305,118,200	1,075,942,457	966,525,817	925,561,923
Provision for doubtful receivables, inventories and other	28	208,310,103	171,731,330	130,806,217	132,763,318
Other net operating income		(81,626,954)	(67,293,449)	(89,988,262)	(45,258,357)
Taxes other than income taxes		152,830,431	125,993,760	97,143,507	77,840,569

Total operating costs and expenses		5,645,623,684	4,654,265,198	4,462,384,362	4,315,342,229

Operating Income		1,660,098,183	1,368,588,773	1,313,727,213	1,266,690,891

Other Expenses (Income):
Net interest expenses		246,066,846	202,858,076	201,838,301	197,060,843
Net foreign currency exchange losses/(gains)		39,721,612	32,746,589	41,905,966	(87,776,346)
Other net financing costs/(income)	25	15,155,351	12,494,106	(95,372,242)	111,736,185
Goodwill amortization	12	117,809,579	97,122,489	110,612,770	142,909,438
Equity in (earnings)/losses of affiliated companies, net	10	(33,626,764)	(27,721,982)	19,156,675	160,873,350
Net losses/(gains) on sales and disposals of fixed assets	26	14,570,225	12,011,727	(28,630,291)	(3,966,594)
Work force reduction program costs	30.4	207,227,520	170,838,846	314,084,702	53,701,919
Extraordinary Items	27	106,039,419	87,419,142	52,784,472	38,622,625

Income Before Income Taxes		947,134,393	780,819,780	697,346,860	653,529,471
Provision for income taxes	29	(217,279,014)	(179,125,321)	(377,886,629)	(337,094,337)

Net Income Before Minority Interests		729,855,379	601,694,459	319,460,231	316,435,134
Loss/(income) applicable to minority interests	19	(123,203,275)	(101,569,064)	(79,224,930)	74,620,664

Net Income		606,652,104	500,125,395	240,235,301	391,055,798

Earnings per Share and ADS (U.S.D/EUR)		0.52	0.43	0.19	0.31

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR

THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Amounts stated in Euros)

	Share Capital	Capital Issued Premium	Treasury Shares	Legal reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings
Balance as of December 31, 2001	1,254,285,000	2,149,565,000	—	128,814,507	1,935,039,113	(944,948,774)	144,028,261

Earnings allocated to reserves	—	—	—	15,369,780	—	—	(15,369,780)
Foreign currency translation adjustments (Note 3.s)	—	—	—	—	—	(1,321,467,418)	—
Gains on the sale of own shares	—	—	—	—	(2,400,223)	—	—
Dividends paid	—	—	—	—	—	—	(125,428,500)
Provision for impairment	—	—	—	—	—	—	(500,000,000)
Other adjustments	—	—	—	—	87,358,287	—	(84,576,821)
Net income—2002	—	—	—	—	—	—	391,055,798

Balance as of December 31, 2002	1,254,285,000	2,149,565,000	—	144,184,287	2,019,997,177	(2,266,416,192)	(190,291,042)

Acquisition and sales of treasury shares, net	—	—	(210,040,062)	—	—	—	—
Distribution of PT shares to employees	—	—	—	—	(4,794,502)	—	—
Capital issued premium allocated to retained earnings	—	(2,057,860,109)	—	—	—	—	2,057,860,109
Foreign currency translation adjustments (Note 3.s)	—	—	—	—	—	4,838,570	—
Gains on the sale of own shares	—	—	—	—	(276,767)	—	—
Dividends paid	—	—	—	—	(200,685,600)	—	—
Other adjustments	—	—	—	—	39,628,924	—	(39,403,169)
Net income—2003	—	—	—	—	—	—	240,235,301

Balance as of December 31, 2003	1,254,285,000	91,704,891	(210,040,062)	144,184,287	1,853,869,232	(2,261,577,622)	2,068,401,199

Acquisition of treasury shares	—	—	(480,912,955)	—	—	—	—
Cancellation of treasury shares	(87.799.950)	—	690.953.017	—	(603,153,067)	—	—
Dividends paid	—	—	—	—	(76,724,707)	—	(190,774,979)
Distribution of PT shares to employees	—	—	—	—	(6,220,610)	—	—
Earnings allocated to the legal reserve	—	—	—	10,040,788	—	—	(10,040,788)
Foreign currency translation adjustments (Note 3.s)	—	—	—	—	—	21,156,626	—
Other adjustments(1)	—	—	—	—	(688,003,474)	—	685,304,951
Net income—2004	—	—	—	—	—	—	500,125,395

Balance as of December 31, 2004	1,166,485,050	91,704,891	—	154,225,075	479,767,374	(2,240,420,996)	3,053,015,778

(1)
The adjustment made to other reserves and retained earnings, includes basically: (i) an amount of Euro 720,000,000 related to reserves distributed by PT Comunicações and TMN; and (ii) Euro 34,695,049 representing the difference between the 2003 results of the subsidiary and affiliated companies considered in the preparation of the Company's consolidated financial statements, and the dividends distributed by those entities during 2004.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2004	2003	2002
	U.S. Dollar	Euro	Euro	Euro
OPERATING ACTIVITIES
Collections from clients	8,465,060,848	6,978,615,703	6,508,513,684	6,521,776,690
Payments to suppliers	(4,203,049,588)	(3,465,003,782)	(2,796,599,245)	(2,940,476,605)
Payments to employees	(1,028,364,866)	(847,786,369)	(822,506,844)	(763,798,144)

Cash flow from operations	3,233,646,395	2,665,825,552	2,889,407,595	2,817,501,941
Payments relating to income taxes	(80,022,042)	(65,970,356)	144,366,627	(289,131,732)
Other payments relating to operating activities, net	(574,235,111)	(473,400,751)	(566,274,305)	(384,970,914)

Cash flow before non operating activities	2,579,389,242	2,126,454,445	2,467,499,917	2,143,399,295
Receivables relating to non recurring items	1,063,785	876,987	7,157,682	43,098,416
Payments relating to non recurring items	(132,911,903)	(109,572,880)	(140,647,691)	(94,174,202)

Cash flow from operating activities(1)	2,447,541,124	2,017,758,552	2,334,009,908	2,092,323,509

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	25,768,049	21,243,239	3,625,011	1,311,634,564
Tangible fixed assets	43,358,989	35,745,251	116,621,650	29,038,119
Intangible assets	4,329	3,569	32,686	—
Subsidies for investments	3,613,476	2,978,958	—	196,288
Interest and related income	320,089,002	263,882,112	283,952,038	245,909,913
Dividends	20,149,454	16,611,256	26,225,115	20,734,668
Other	41,589,034	34,286,096	193,841,327	17,622,306

	454,572,334	374,750,481	624,297,827	1,625,135,858

Payments resulting from:
Financial investments	(391,681,078)	(322,902,785)	(403,988,292)	(321,342,491)
Tangible fixed assets	(757,094,690)	(624,150,610)	(560,712,772)	(855,984,006)
Intangible assets	(19,035,637)	(15,693,023)	(55,036,318)	(358,641,234)
Advance for the acquisition of a financial investment	(60,650)	(50,000)	(42,648,612)	(947,451,821)
Other investments	(44,227,234)	(36,461,034)	(21,429,108)	(151,343,088)

	(1,212,099,289)	(999,257,452)	(1,083,815,102)	(2,634,762,640)

Cash flow from investing activities(2)	(757,526,956)	(624,506,971)	(459,517,275)	(1,009,626,782)

The accompanying notes form an integral part of these financial statements.

	2004	2004	2003	2002
	U.S. Dollar	Euro	Euro	Euro
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	20,770,323,436	17,123,102,585	6,777,581,209	13,457,226,263
Increases in share capital and paid-in surplus	112,045,613	92,370,662	—	176,434,867
Sale of treasury shares	—	—	39,159,546	34,299,931
Subsidies	446,744	368,297	526,023	699,631
Other	83,204,680	68,594,130	3,517,130	48,484

	20,966,020,473	17,284,435,674	6,820,783,908	13,668,709,176

Payments resulting from:
Loans repaid	(21,684,130,519)	(17,876,447,254)	(7,397,524,940)	(13,472,717,994)
Lease rentals (principal)	(32,967,430)	(27,178,425)	(9,037,369)	(4,136,597)
Interest and related expenses	(651,305,025)	(536,937,366)	(603,550,509)	(506,569,415)
Dividends	(360,433,652)	(297,142,335)	(227,516,018)	(129,035,959)
Acquisition of treasury shares	(600,813,723)	(495,312,220)	(234,988,926)	(42,197,733)
Other	(47,202,217)	(38,913,617)	(2,292,094)	(126,683)

	(23,376,852,566)	(19,271,931,217)	(8,474,909,856)	(14,154,784,381)

Cash flow from financing activities(3)	(2,410,832,094)	(1,987,495,543)	(1,654,125,948)	(486,075,205)

Variation of cash and equivalents (4)=(1)+(2)+(3)	(720,817,926)	(594,243,962)	220,366,685	596,621,522
Effect of exchange differences	4,418,453	3,642,583	10,378,990	(45,211,595)
Effect of Brasilcel consolidation	—	—	—	485,410,651
Cash and equivalents at the beginning of the period(a)	3,051,975,109	2,516,055,325	2,297,800,295	1,231,222,245

Cash and equivalents at the end of the period	2,335,575,637	1,925,453,946	2,528,545,970	2,268,042,823

(a)
The balance of cash and cash equivalents as of December 31, 2003 and 2002 differs from the balance of cash and equivalents at the beginning of 2004 and 2003, respectively, as a result of changes in the consolidation perimeter.

	2004	2004	2003	2002
	Euro	Euro	Euro	Euro
DETAIL OF CASH AND EQUIVALENTS
Cash	15,354,936	12,658,645	28,049,854	7,540,373
Bank deposits	519,807,270	428,530,313	230,853,653	345,862,930
Short-term investments	1,818,181,378	1,498,912,925	2,272,188,060	1,923,104,592

Cash, bank deposits and treasury applications as stated in the balance sheet	2,353,343,584	1,940,101,883	2,531,091,567	2,276,507,895
Other treasury elements
Bank overdrafts (Note 13)	(17,767,948)	(14,647,937)	(2,545,597)	(8,465,072)

Cash and equivalents	2,335,575,636	1,925,453,946	2,528,545,970	2,268,042,823

The accompanying notes form an integral part of these financial statements.

        The following represents statements of cash flows prepared under IAS 7 reflecting: (i) the reclassification of cash acquired from purchased entities as a cash flow from investing activity, rather than as part of the beginning balance of cash and cash equivalents, as considered under Portuguese GAAP; and (ii) the reclassification of treasury debt from "Cash and cash equivalents" to debt liabilities.

	December, 31
	2004	2004	2003	2002
	US$	€	€	€
Statements of cash flows:
Cash flows from operating activities	2,447,541,124	2,017,758,552	2,334,009,908	2,092,323,509
Cash flows from investing activities	(772,678,108)	(636,997,616)	(429,759,803)	(1,003,454,768)
Cash flows from financing activities	(2,410,832,094)	(1,987,495,543)	(1,654,125,948)	(486,075,205)
Effect of exchange differences	4,418,453	3,642,583	10,378,990	(45,211,595)
Effect of Brasilcel consolidation	—	—	—	485,410,651

Total movements in "Cash and cash equivalents"	(731,550,625)	(603,092,024)	260,503,147	1,042,992,592
Beginning "Cash and cash equivalents"	3,067,126,262	2,528,545,970	2,268,042,823	1,225,050,231

Ending "Cash and cash equivalents"	2,335,575,636	1,925,453,946	2,528,545,970	2,268,042,823

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

(Amounts stated in Euro, Brazilian Real (BRL) and United States Dollar (US$),
except where otherwise stated)

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

        Data transmission services are provided through PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime"). This company is also an Internet Service Provider ("ISP") for large clients.

        ISP services for residential clients are provided by PT.com—Comunicações Interactivas, S.A. ("PT.com"—former PT Multimédia.com—Serviços de Acesso à Internet, SGPS, S.A.), which also provides services relating to the conception of publicity, publicity space and information on Internet portals.

        Mobile services in Portugal are provided by TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN") under a GSM license granted by the Portuguese State in 1990 and under a UMTS license obtained in December 19, 2000.

        PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. ("PT Multimédia") is the Group's sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. ("TV Cabo Portugal"), PT Multimédia renders cable and satellite television services in mainland Portugal, Madeira and Azores.

        PT Multimédia also provides other multimedia services in Portugal, namely editing and selling of DVDs and video games, through Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais"), the distribution and exhibition of movies, through Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"), and the publishing of large circulation newspapers and the edition of radio programs, through Lusomundo Media, SGPS, S.A. ("Lusomundo Media").

        On December 27, 2002 Portugal Telecom and Telefónica Móviles, S.A. ("Telefónica Móviles") completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. ("Brasilcel" or "VIVO"). Currently, VIVO provides mobile services in the Brazilian States of São Paulo (through Telesp Celular S.A.—"Telesp Celular"), Paraná and Santa Catarina (through Global Telecom S.A.—"Global Telecom"), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Teleste Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.), Rio Grande do Sul (through Celular CRT S.A.) and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações S.A. and its subsidiaries—"TCO"). Telesp Celular, S.A., Global Telecom, S.A. and TCO are controlled by the sub-holding Telesp Celular Participações, S.A. ("TCP"), Telerj Celular, S.A. and Telest Celular, S.A. are controlled by the sub-holding Tele Sudeste Celular Participações, S.A. ("Tele Sudeste), and Telebahia Celular, S.A. and Telergipe Celular, S.A. are controlled by the sub-holding Tele Leste Celular Participações, S.A. ("Tele Leste").

2.     Basis of Presentation

        The consolidated financial statements are presented in Euros and have been prepared from the accounting records of Portugal Telecom and its subsidiary companies (listed in Exhibit I to these financial statements), which include adjustments and reclassifications in order to conform to the Company's accounting policies and with generally accepted accounting principles in Portugal ("Portuguese GAAP"), and for certain situations not specifically addressed by these standards, International Accounting Standards ("IAS") are considered. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements prepared in the United Kingdom and the United States of America.

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

a)    Consolidation Principles

  •
  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1) or management control. All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed inside the consolidation perimeter.

  •
  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom's share of the results and other changes in shareholders' equity of those affiliated companies. Dividends received from associated companies are recorded as a reduction of their corresponding book value. In relation to associated companies with a negative shareholders' equity position, the Company records a provision under "Provision for other risks and costs" in the balance sheet (Note 18). The loans granted to associated companies are recorded at nominal values less a provision for estimated losses, when applicable.

  •
  The investment in Brasilcel is accounted for using the proportional consolidation method, in which Portugal Telecom exercises joint control with Telefónica Móviles (Exhibit I.4).

  •
  Investments in other companies (participation of less than 20%) are recorded at cost and loans granted are recorded at nominal value less a provision for estimated losses, when applicable (Exhibit I.3).

b)    Changes in the Consolidated Group

        The main changes in the consolidated Group in the year ended December 31, 2004 are summarized in Exhibit II.

3.     Summary of Significant Accounting Policies

        The significant accounting policies used in the preparation of the consolidated financial statements are:

a)    Short-term investments

        Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally, loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for as short-term investments.

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

d)    Fixed assets

        Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes, originating a deferred tax liability of Euro 20,768,988 (Note 29).

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

e)     Intangible assets

        This caption consists primarily of goodwill, telecommunications licenses, software development costs and research and development costs. Except for goodwill, telecommunications licenses and the amount paid to the Portuguese State for the acquisition of the Basic Network (Note 12), intangible assets are amortized as from the month of its acquisition on a straight-line basis over periods ranging from three to six years.

        Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized on a straight-line basis during the expected period to recover the investment, as indicated in Note 12.

        The excess amount paid by the Company for the net assets of Brasilcel's subsidiaries includes a portion related with the licenses owned by those subsidiaries. This portion is presented separately from goodwill in the caption "Industrial property and other rights" and is amortized based upon the projected revenues of those subsidiaries, during the corresponding estimated useful lives of those assets.

        The UMTS license obtained by TMN and other related intangibles (Note 12) are being amortized on a straight line basis over the remaining period of the license (until 2015), as from May 2004 following the start of operations of the UMTS system.

        The amount paid to the Portuguese State for the acquisition of the Basic Network (Note 12) is being amortized on a straight-line basis over the remaining period of the concession (until 2025).

        Additionally, this caption includes rental contracts of satellite capacity contracted by TV Cabo (Note 12) which are being amortized over the corresponding period of each contract. These contracts were considered as capital leases.

f)     Pension benefits

        (i)    Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation. Therefore, PT Comunicações has the obligation to grant:

Benefits
•	To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	Pension
•	To retirees and employees of PT Comunicações coming from TLP and TDP	Supplemental pension
•	To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	Not covered
•	To employees hired directly by Portugal Telecom or PT Comunicações	Not covered

        There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

        In addition, employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (a company fully incorporated in PT Comunicações in 2002—"Marconi") until February 1, 1998 have a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity reporting to the Ministry of Social Security. The employees hired after that date are covered by the Portuguese State Social Security system. PT

Comunicações' liabilities with these employees hired by Marconi are covered by three autonomous Pension Funds.

        (ii)   Lusomundo Media, through its subsidiary Global Notícias—Publicações, S.A. ("Global Notícias"—former Diário de Notícias, S.A. and Jornal de Notícias, S.A.) has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to 1994 by Jornal de Notícias.

        (iii)  PT—Sistemas de Informação, S.A. ("PT SI") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações.

        The amount of the Company's liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo Media and PT SI is estimated based on actuarial valuations prepared annually by an independent actuary. The liabilities that are not covered by any existing pension fund are covered by the accrued post retirement liability. Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since the Company considered that this standard is more adequate than the Portuguese Accounting Directive 19 to reflect the post retirement liabilities.

        (iv)  Up to December 31, 1999 Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

        As a result of this agreement, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste implemented on October 31, 2000 defined contribution plans ("TCP PREV", "TCO PREV" and "Plano de Benefícios Visão Celular", respectively), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond from 1% up to 9% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

        In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste proposed the migration to their new defined contribution plans which was accepted by 99% of the employees of Telesp Celular and TCO and 94% and 83% of the employees of the companies controlled by Tele Leste and Tele Sudeste, respectively. In relation to the employees that have not accepted the migration and as a result of the split in the SISTEL pension fund described above, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste established defined benefit plans ("PBS Telesp Celular", "PBS TCO", "PBS Tele Leste Celular" and "PBS Tele Sudeste Celular", respectively). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

        (v)   CRT Celular was responsible for a private retirement benefit plan. As this private retirement plan is a multi-employer plan, the related pension costs were recognized when contributions were due. In December 2003, CRT Celular obtained its release from this multi-sponsored plan and established a new defined contribution plan ("Plano de Benefícios Visão CRT"), which will operate through contributions from both the employees and companies. The costs related with this contribution plan are also recorded by the companies on the dates the related contributions are due.

        (vi)  The individuals employed by the Company's remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

g)     Other employee benefits

        (i)    In accordance with the terms of Article 8 of Decree-Law 122/94 relating to the harmonization of medical benefits applicable to the employees of PT Comunicações, a medical plan was designed applicable to its employees, active and retired (excluding the employees hired after July 31, 2003 and the employees hired by Marconi), and eligible relatives, which is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS").

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

  •
  Serviço Nacional de Saúde ("SNS") with Euro 281 per beneficiary of the plan; and

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

        The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and the Company's obligations are recorded in the balance sheet in the caption "Accrued post retirement liability". Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, are recorded in the balance sheet, net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19.

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

h)    Pre-retirements, early retirements and suspended contracts

        The Company records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2), at the time that the Company signs the suspended contract, pre-retirement or early retirement benefits to the affected employees.

i)     Vacation pay and bonuses

        The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

j)     Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

k)    Grants and subsidies for fixed assets

        Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and recognized in profit and loss over the useful lives of the related assets.

l)     Own work capitalized (Self—constructed assets)

        The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in operating expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labor, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

m)   Leases

        Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased assets at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

n)    Statements of cash flows

        The statements of cash flows are prepared in accordance with Portuguese GAAP, using the direct method. This methodology is also consistent with IAS 7, except for: (i) the classification related with the balance of "Cash and cash equivalents" from companies acquired or sold during the period; and (ii) the classification of treasury debt as a reduction of "Cash and cash equivalents". Under IAS 7, the balance of "Cash and cash equivalents" of such companies should be classified as "Cash from investing activities", while under Portuguese GAAP it appears as changes in consolidation.

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

        Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; and (iii) payments of dividends to shareholders.

o)    Provision for income taxes

        Portugal Telecom, PT Multimédia and Lusomundo Media adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimédia or Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

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

        Income taxes, either current or deferred, arising from transactions or events recognized directly in shareholders' equity are recorded in the same caption.

p)    Financial instruments and risk management

        Financial instruments include basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies (Note 31).

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

        Up-front premiums or expenses, received or paid, in connection with derivatives contracted by the Company are recognized in results on a straight line basis during the maturity period of those derivatives.

q)    Recognition of operating revenues and related expenses

        Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the previous months' traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

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

        Revenues from cable and satellite television services result essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the service; (ii) advertising placed in the cable television channels; and (iii) rental and sale of equipment. Revenues from monthly subscriptions and installation are recognized in the period the services are rendered to the clients. Revenues from advertising are recognized in the period the advertising is inserted. Revenues from the rental of equipment are recognized in the period it is rented and revenues from the sale of equipment are recognized at the moment of sale.

        Revenues from ISP services result essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients upon usage of the services. These revenues are recognized when invoiced.

        PT Comunicações, S.A. has a contract with Páginas Amarelas, S.A. through which the latter is responsible for the production, publishing and distribution of its telephone directories, as well as selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set to be a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. This cost is initially recorded as a prepaid expense and then recorded in earnings on a straight-line basis during a one-year period corresponding to the life of each directory.

        The revenues from the sale of advertising space in our telephone directories are invoiced directly by PT Comunicações to its corporate customers for a one-year advertising period, the life of each directory. These revenues are recorded in earnings on a straight line basis during the life period of the directory.

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

s)     Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for unrealized exchange differences on long term intra-group balances, representing an extension of the related investments and where settlement is not expected in the foreseeable future, which are recorded in shareholders' equity in a specific caption in accordance with IAS 21.

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

4.     Translation of Euro to United States Dollar Amounts

        The financial statements are stated in Euros. The translation of the Euro amounts to United States Dollars is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of June 22, 2005, which was Euro 1 to US$ 1.2130. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5.     Short term investments

        This caption consists of:

	2004	2003
Short-term treasury applications:
Denominated in local currency(i)	1,393,099,961	2,089,377,517
Other currencies(ii)	105,812,964	182,829,609

	1,498,912,925	2,272,207,126
Less: Provision for marketable securities (Note 28)	—	(19,066)

	1,498,912,925	2,272,188,060

(i)
As of December 31, 2003 this caption included Euro 208,025,245 corresponding to 50% of a loan granted to TCP, denominated in local currency, which was not eliminated with the proportional consolidation of VIVO. This loan was repaid in November 2004.

(ii)
As of December 31, 2003 this caption included Euro 83,135,392 corresponding to 50% of the loans granted to TCP, denominated in U.S. Dollars, which was not eliminated with the proportional consolidation of VIVO. During 2004, an amount of Euro 33,559,504 was repaid and at year-end the loans outstanding amount to Euro 44,049,629.

As of December 31, 2004 and 2003 this caption also included Euro 39,828,143 and Euro 72,986,139, respectively, related with financial instruments contracted by Brasilcel's subsidiaries, which currently are not covering any specific risk and, accordingly, are recorded at fair value. During 2004 some of these financial instruments were cancelled (approximately Euro 33 million).

6.     Trade Receivables

        This caption consists of:

	2004	2003
Third parties
Accounts receivable from customers	1,077,867,979	1,051,761,281
Doubtful accounts receivable	260,755,168	297,345,299
Notes receivable	154,292	211,130
Unbilled revenues	192,230,090	157,976,832

	1,531,007,530	1,507,294,542
Less: Provision for doubtful accounts receivable (Note 28)	(364,802,804)	(389,281,397)

	1,166,204,726	1,118,013,145

        The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2004 and 2003 there were no significant concentrations of credit risk.

        The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable reasonably covers the estimated losses relating to those balances.

7.     Other Receivables and Other Non-Current Assets

        These captions consist of:

	2004	2003
OTHER RECEIVABLES
Third parties
Accounts receivable from public entities
Value added tax	21,827,386	17,427,292
Income tax receivable (Note 16)	2,671,827	3,232,311
Other tax receivable	2,613,264	2,182,043

	27,112,477	22,841,646

Accounts receivable from foreign public entities(1)	153,671,149	98,392,064
Discounts given to retired Portuguese citizens (Note 33.c))	47,597,244	49,657,701
Interest to be received	38,010,025	40,273,623
Contribution from SNS(Note 3.g))	20,786,447	19,051,992
Advances to suppliers	22,016,616	19,141,681
Other billing	6,760,692	8,696,276
Funds from European Union	3,923,129	10,360,925
Unbilled revenues	3,451,657	7,183,739
Other	114,933,090	108,223,695

	411,150,049	360,981,696
Less: Provision for doubtful accounts receivable (Note 28)	(15,873,011)	(18,448,447)

	395,277,038	342,533,249

Total third party receivables	422,389,515	365,374,895

Affiliated companies
Subsidiaries of Brasilcel(2)	17,821,820	24,973,763
Médi Telecom	5,026,385	4,098,025
Other	10,950,770	4,838,761

Total receivables from affiliated companies	33,798,975	33,910,549

OTHER NON-CURRENT ASSETS
Taxes receivable(3)	62,623,744	22,922,839
Mobile clients retention plans(4)	5,853,721	7,959,954
Interest paid in advance(5)	4,907,808	7,642,938
Maintenance and repairs	1,521,993	2,433,275
Other	24,744,145	29,566,858

	99,651,411	70,525,864
Less: Provision for doubtful accounts receivable (Note 28)	(3,598,842)	(2,000,060)

	96,052,569	68,525,804

(1)
As of December 31, 2004 this caption includes Euro 147,995,529 related with 50% of direct and indirect taxes to be recovered by Brasilcel's subsidiaries.

(2)
This caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.

(3)
As of December 31, 2004 and 2003 this caption relates to 50% of direct and indirect taxes to be recovered by Brasilcel's subsidiaries in more than one year.

(4)
This caption corresponds to direct costs related to contracts entered into with mobile clients. These costs are expensed during the period of the respective contracts.

(5)
This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

8.     Inventories

        This caption consists of:

	2004	2003
Merchandise	182,979,978	108,321,329
Raw materials and consumables	19,514,308	15,700,420
Work-in-process	6,263,690	5,951,195
Advances for purchases	128,950	356,088

	208,886,926	130,329,032
Less: Provision for obsolete and slow moving inventories (Note 28)	(31,789,805)	(27,444,050)

	177,097,121	102,884,982

9.     Prepaid Expenses and Other Current Assets

        This caption consists of:

	2004	2003
Telephone directories	47,208,585	50,674,110
Mobile clients retention plans(1)	32,439,005	32,093,416
Advances for the acquisition of distribution rights for the exhibition of movies in Portugal	14,435,959	12,756,002
Rents	6,544,606	6,071,809
ICMS(2)	6,469,692	6,025,514
Interest paid in advance(3)	5,255,592	7,288,011
Advances to employees	2,411,039	2,287,207
Other	38,882,439	23,045,820

	153,646,917	140,241,889

(1)
This caption includes certain expenses relating to client retention plans of TMN and Vivo which are expensed during the period of the respective contracts.

(2)
This caption corresponds to 50% of the deferred value added taxes by Brasilcel's subsidiaries.

(3)
This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

10.   Investments, net

        This caption consists of:

	2004	2003
Loans granted to associated companies and other companies(i)	297,963,869	250,295,256
Investments in associated companies(ii)	108,122,553	157,988,308
Investments in other companies:
Banco Espirito Santo, SA. ("BES")	55,300,000	55,300,000
Intelsat	13,127,252	13,127,252
Grupo Media Capital, SGPS, S.A. ("Media Capital")(1)	6,960,000	—
Cypress Entertainment, Inc.(2)	3,016,754	3,016,754
INESC—Instituto de Engenharia de Sistemas e Computadores ("INESC")	2,992,787	2,992,787
Telefónica de España, S.A.	2,156,034	2,156,034
Tagusparque-Sociedade de Promoção e Desenvolvimento do Parque de Ciência e Tecnologia da Área de Lisboa, S.A.	1,296,875	1,296,875
New Skies Satellites, NV(3)	—	4,674,500
Eutelsat(3)	—	3,055,710
Other	4,255,141	3,531,217
Real estate investments	54,248,363	30,194,199
Advances for investments	2,185,233	1,688,320
Other long-term investments	848,144	1,086,480

	552,473,004	530,403,692

Less: Amortization for investments	(25,835,340)	(12,195,806)
Less: Provision for investments (Note 28)	(94,024,988)	(70,128,694)

	432,612,676	448,079,192

(1)
During 2004, Portugal Telecom acquired a 1.93% interest in Media Capital, for an amount of Euro 6,960,000 (Exhibit II).

(2)
The investment in this company is fully provided for.

(3)
These companies were sold in 2004.

(i)
Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses, and consist of:

	2004	2003
UOL, Inc ("UOL")(1)	77,989,260	84,108,607
Sport TV Portugal, S.A. ("Sport TV")	66,213,937	17,475,958
Médi Telecom, S.A. ("Médi Telecom")	64,442,408	64,699,898
Sportinveste Multimédia, SGPS, S.A. ("Sportinvest")(2)	35,318,668	29,318,668
Idealyze, S.A. ("Idealyze")(3)	29,420,510	31,728,959
Web-Lab, SGPS, S.A. ("Web-Lab")	6,684,761	4,886,562
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse")	5,732,692	2,502,684
INESC	3,292,066	3,292,066
Sportstat—Informação Desportiva Independente, Lda. ("Sportstat")	1,610,068	1,610,068
EJV—Plataforma de Comércio Electrónico, S.A. ("EJV")(4)	—	5,422,112
Other	7,259,499	5,303,269

	297,963,869	250,348,851

(1)
This loan corresponds to 6,017,141 convertible bonds issued by UOL, which were subscribed for by the Company during 2002. As of December 31, 2004 there is a provision of Euro 39,371,875 to cover risks related with the recoverability of these bonds. In addition, there is a provision of Euro 18,432,125 regarding the Company's share in the accumulated losses of UOL, as presented below in this Note. As a result, the company's exposure to the investment in UOL amounts to approximately Euro 20 million as of December 31, 2004.

(2)
This caption includes Euro 30,023,168 of additional paid-in capital contributions (Note 32.f)) and Euro 5,295,500 of shareholders loans granted to this affiliated company.

(3)
This loan is fully provided for.

(4)
This company was merged into PT.com during 2004.

(ii)
Investments in associated companies (with a positive equity position), accounted for by the equity method except where otherwise stated, consist of:

	2004	2003
Unitel, S.A. ("Unitel")	28,461,383	14,160,640
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")	27,965,749	31,509,064
Warner Lusomundo Sogecable Cines de España, S.A.	7,603,000	8,054,333
Idealyze(1)	7,417,741	7,417,741
Banco Best, S.A.	7,362,700	10,420,519
Lisboa TV—Informação e Multimédia, S.A.	5,572,558	4,631,845
Páginas Amarelas, S.A. ("Páginas Amarelas")	5,149,371	3,353,544
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, SARL ("Guiné Telecom")(1)	3,716,555	3,716,555
Vasp—Sociedade de Transporte e Distribuição, Lda. ("Vasp")	2,019,110	1,414,445
Hungaro Digitel KFT (HDT)	1,990,635	1,677,245
Simarc—Promoções Imobiliárias, S.A. ("Simarc")(2)	—	30,385,669
Lusomundo—Sociedade de Investimentos Imobiliários, SGPS, S.A.(2)	—	16,034,501
Web-Lab(3)	—	8,192,526
Banco1.net, S.A. ("Banco1.net")(4)	—	3,742,997
Naveprinter, S.A.(2)	—	3,111,239
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")(5)	—	1,531,864
TPT-Telecomunicações Públicas de Timor, S.A.(2)	—	1,316,726
Other	10,863,751	7,316,855

	108,122,553	157,988,308

(1)
As of December 31, 2004 the investments in these associated companies are not recorded by the equity method, as they are fully provided for.

(2)
These companies were fully consolidated as of December 31, 2004.

(3)
At the end of 2004, Portugal Telecom increased its interest in Web-Lab to 90% of its share capital (Exhibit II) and, as a result, the investment in this company in 2004 was recorded by the equity method of accounting. As of December 31, 2004 the investment in Web-Lab is recorded under "Provision for losses in affiliated companies", since it has a negative equity position. At December 31, 2003 this investment was fully provided for.

(4)
This company was sold during 2004 (Exhibit II).

(5)
During 2004, the Company increased its interest in Previsão to 78.12% of its share capital and, as a result, this company was fully consolidated as of December 31, 2004 (Exhibit II).

        As described in Note 2.a), investments in associated companies with a negative equity position are recorded under "Provision for losses in affiliated companies". As of December 31, 2004 and 2003 this provision amounts to Euro 129,315,472 (Note 18) and is made up as follows:

	2004	2003
Sport TV	43,945,196	28,544,528
Médi Telecom	38,225,006	33,240,081
UOL	18,432,125	22,048,099
Web-Lab(1)	14,864,355	—
Marconi Suisse	4,763,659	2,564,064
TV Cabo Macau, S.A.	2,551,594	1,205,689
Tradecom International, N.V.	1,968,387	1,259,761
Sportstat	1,439,496	1,405,945
Other	3,125,654	9,389,299

	129,315,472	99,657,466

(1)
As described above, the investment in Web-Lab was only recorded by the equity method of accounting starting January 1, 2004.

        During the years ended December 31, 2004, 2003 and 2002 equity accounting in earnings and losses of affiliated companies is made up as follows:

	2004	2003	2002
Losses:
Médi Telecom	5,553,004	24,923,719	55,508,346
Banco Best	3,094,000	3,502,000	3,630,865
TV Cabo Macau	1,538,934	2,168,055	2,691,976
Sport TV	834,032	5,053,730	7,163,244
Tradecom International, N.V.	738,913	1,554,947	4,295,880
Global Telecom(1)	—	—	88,641,563
PrimeSys, S.A. (PrimeSys)(2)	—	—	5,401,078
Other	5,047,735	7,452,613	18,863,184

	16,806,618	44,655,064	186,196,136

Earnings:
Unitel	16,820,236	6,457,074	3,597,925
CTM	11,379,327	13,080,811	14,468,022
Mascom Wireless Proprietary Limited ("Mascom")(3)	7,561,155	—	—
Páginas Amarelas	3,526,629	3,037,003	4,165,056
UOL(4)	1,735,353	—	—
Other	3,505,900	2,923,501	3,091,783

	44,528,600	25,498,389	25,322,786

	(27,721,982)	19,156,675	160,873,350

(1)
Pursuant to the acquisition by TCP on December 27, 2002 of a controlling position in Global Telecom and the contribution of Portugal Telecom's investments in Brazilian mobile telecommunications companies to Brasilcel, this company has been proportionally consolidated since January 1, 2003.

(2)
After July 1, 2002 this company has been fully consolidated.

(3)
During 2004, Mascom was excluded from full consolidation, as the investment in this subsidiary was in the process of being sold only pending regulatory approval from the Botswana authorities. This approval was granted in September 2004. During the first nine months of 2004, this company was consolidated by the equity method of accounting (Exhibit II).

(4)
During 2004, Portugal Telecom increased its interest in UOL and, as result, the investment in this associated company was recorded by the equity method of accounting.

11.   Fixed Assets

        This caption consists of:

December 31, 2004
	Cost or restated values	Accumulated Depreciation	Net book value
Land	98,665,850	12,641,436	86,024,414
Buildings and other constructions	1,010,280,304	557,984,837	452,295,467
Network installations and equipment	5,740,339,452	3,868,504,823	1,871,834,629
Switching equipment	2,301,311,278	1,848,025,931	453,285,347
Telephones, switchboards and other	668,126,193	355,603,465	312,522,728
Submarine cables	261,013,291	119,655,532	141,357,759
Satellite stations	61,474,179	60,681,377	792,802
Other telecommunications equipment	1,039,721,278	752,222,391	287,498,887
Other basic equipment	189,643,394	106,283,438	83,359,956
Transportation equipment	62,619,195	37,397,694	25,221,501
Tools and dies	18,946,431	16,764,528	2,181,903
Administrative equipment	850,003,596	701,448,734	148,554,862
Other tangible fixed assets	69,103,113	54,187,820	14,915,293
Construction in progress	182,754,242	—	182,754,242
Advances to suppliers of fixed assets	260,486	—	260,486

	12,554,262,282	8,491,402,006	4,062,860,276

December 31, 2003
	Cost or restated values	Accumulated Depreciation	Net book value
Land	95,394,159	13,203,045	82,191,114
Buildings and other constructions	892,553,549	484,404,549	408,149,000
Network installations and equipment	5,212,181,367	3,335,410,458	1,876,770,909
Switching equipment	2,283,107,233	1,734,293,826	548,813,407
Telephones, switchboards and other	847,422,769	493,501,942	353,920,827
Submarine cables	264,134,524	106,673,232	157,461,292
Satellite stations	61,686,679	60,199,100	1,487,579
Other telecommunications equipment	1,079,846,086	733,751,467	346,094,619
Other basic equipment	126,230,474	77,622,073	48,608,401
Transportation equipment	54,479,713	36,602,246	17,877,467
Tools and dies	18,563,005	16,390,291	2,172,714
Administrative equipment	862,152,069	661,311,307	200,840,762
Other tangible fixed assets	64,489,260	51,464,199	13,025,061
Construction in progress	209,991,608	—	209,991,608
Advances to suppliers of fixed assets	553,278	—	553,278

	12,072,785,773	7,804,827,735	4,267,958,038

        Fixed assets, net by geographic area are as follows:

	2004	2003
Domestic market	3,078,752,942	3,269,888,319
International market:
Brazil	918,071,511	887,590,706
Other	66,035,823	110,479,013

	4,062,860,276	4,267,958,038

        Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

        Depreciation charged to operations during the years ended December 31, 2004 and 2003 amounted Euro 818,888,679 and Euro 863,451,434, respectively.

        As a result of technological enhancements and urban improvements, the Company retired some fixed assets in the years ended December 31, 2004 and 2003. The losses recorded as a result of those retirements amounted to Euro 3,631,366 and Euro 4,176,106, respectively (Note 26).

        In previous years PT Comunicações, PT Prime, TV Cabo and TMN contracted cross border leases, which comprised the sale of certain telecommunications equipments to foreign entities for an amount of Euro 771,637,016. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipments to PT

Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the value of the initial sale. Group companies maintained the legal ownership of the those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipment was not recorded and the equipment continued to be recorded in the Company's consolidated balance sheet.

12.   Intangible Assets

        This caption consists of:

December 31, 2004
	Cost	Accumulated Amortization	Net book value
Goodwill	1,690,967,518	280,581,279	1,410,386,239
Industrial property and other rights	2,064,141,119	340,480,289	1,723,660,830
Research and development costs	82,461,046	55,359,084	27,101,962
Incorporation expenses	30,247,688	22,618,751	7,628,937
Other intangibles	11,853,363	5,471,663	6,381,700
In-progress intangibles	37,695,235	—	37,695,235

	3,917,365,969	704,511,066	3,212,854,903

December 31, 2003
	Cost	Accumulated Amortization	Net book value
Goodwill	1,466,990,764	182,831,526	1,284,159,238
Industrial property and other rights	1,910,209,538	241,833,618	1,668,375,920
Incorporation expenses	86,048,875	76,341,814	9,707,061
Research and development costs	66,706,649	39,633,780	27,072,869
Other intangibles	12,139,734	3,689,400	8,450,334
In-progress intangibles	152,356,963	—	152,356,963

	3,694,452,523	544,330,138	3,150,122,385

        As of December 31, 2004, the caption "Industrial property and other rights" includes certain intangible assets related with concessions or licenses held by subsidiaries which are being amortized as described in Note 3.e), as follows:

  (a)
  Euro 339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid in 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was still recorded in the income statement as a cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (Euro 8,430,864) made in 2003 with equipment allocated to the basic network, as this gain was considered in the determination of the value attributable to the basic network.

  (b)
  Euro 992,058,080 related with 50% of the value allocated to the band A licenses owned by VIVO's subsidiaries (Note 3.e)), and Euro 135,070,208 related to 50% of the cost of mobile telecommunications licenses obtained by Global Telecom and TCO to operate in certain Brazilian states.

  (c)
  Euro 99,759,579 related with a UMTS license obtained by TMN and an amount of Euro 33,333,333 paid to Oniway in connection with an agreement signed in 2002 between that company and the others three mobile operators in Portugal (including TMN). These intangibles were included in the caption "In-progress intangibles" as of December 31, 2003, but with the beginning of the UMTS operations in May 2004 they were transferred to the caption "Industrial property and other rights".

  (d)
  Euro 106,769,032 related with rental contracts of satellite capacity signed by TV Cabo in the second half of 2004, which have a maturity of 12 years and were considered as capital leases.

        Intangible assets, net by geographic area are as follows:

	2004	2003
Domestic market	1,376,701,844	1,319,887,830
International market:
Brazil	1,832,838,693	1,827,700,956
Other	3,314,366	2,533,599

	3,212,854,903	3,150,122,385

        Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2004 and 2003 amounted to Euro 138,448,792 and Euro 90,526,958, respectively.

        Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	2004	2003
VIVO(1)	610,920,846	463,143,545

Wireline business:
PT.com (ISP and Portals businesses)	153,950,736	162,624,017
PT Comunicações (international carrier business)	68,758,535	75,634,389
PT Prime (Data & Corporate business)	30,435,654	32,126,523
Other	293,341	1,003,014

	253,438,266	271,387,943

PT Multimédia:
Pay TV and Cable Internet(2)	187,965,579	176,647,950
Audiovisuals:
Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais")	62,717,816	66,577,374
Lusomundo Cinemas, S.A. ("Lusomundo Cinemas")	36,606,543	38,751,006
Media:
Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços")	85,293,080	90,541,885
Global Notícias—Publicações, S.A. ("Global Notícias")	13,064,974	14,694,252
Lusomundo Media, SGPS, S.A. ("Lusomundo Media")	7,618,540	8,041,793
Ocasião—Edições Periódicas, S.A.	4,946,105	—
Rádio Press—Comunicação e Radiodifusão, S.A. ("Rádio Press")	1,729,289	1,930,245
Vasp—Sociedade de Transporte e Distribuição, S.A. ("Vasp")	1,226,475	1,717,064
Other	2,035,915	1,054,055

	403,204,316	399,955,624

Other businesses:
Páginas Amarelas, S.A. ("Páginas Amarelas")	79,287,531	83,754,434
Unitel, S.A. ("Unitel")	21,567,869	26,217,691
PrimeSys	20,302,243	23,363,425
PT Sistemas de Informação, S.A. ("PT SI")	6,473,516	8,931,685
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	7,012,058	7,404,891
Web-Lab, SGPS, S.A.	8,179,594	—

	142,822,811	149,672,126

	1,410,386,239	1,284,159,238

(1)
The increase in this caption is primarily related with the goodwill generated in the acquisitions of further investments in Brasilcel's subsidiaries (Exhibit II).

(2)
This caption also includes the goodwill generated in the acquisition of a further investment of 16.67% in the share capital of Sport TV made during 2004, amounting to Euro 22,126,657 (Exhibit II).

        Goodwill is amortized on a straight line basis during the following periods (Note 3.e)):

Company	Period
Brasilcel's subsidiaries	Period expected to recover the investment (20 years).
PT.com	Period expected to recover the investment (20 years).
PT Comunicações (international carrier business)	Period expected to recover the investment (20 years).
PT Prime	Period expected to recover the investment (20 years).
PT Multimédia and subsidiaries	Period expected to recover the investment (20 years).
Páginas Amarelas	Period expected to recover the investment (20 years).
Unitel	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
PrimeSys	Period expected to recover the investment (10 years).
Cabo Verde Telecom	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).
Other	Period expected to recover the investment (maximum 20 years).

        Amortization of goodwill in the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
VIVO	38,634,938	53,076,620	48,731,785

Wireline business:
PT.com	8,673,281	8,673,281	8,974,176
PT Comunicações (international carrier business)	6,875,854	6,875,854	6,875,854
PT Prime	1,690,870	1,690,870	—
Other	276,863	796,233	941,404

	17,516,868	18,036,238	16,791,434

PT Multimédia:
Pay TV and Cable Internet	10,809,028	9,979,276	8,381,315
Audiovisuals:
Lusomundo Audiovisuais	3,859,558	2,894,668	—
Lusomundo Cinemas	2,144,463	1,305,066	—
Media:
Lusomundo Serviços	5,248,805	3,936,604	—
Global Notícias	1,629,279	1,625,420	1,625,420
Vasp	490,590	490,590	—
Lusomundo Media	423,252	423,252	—
Rádio Press	200,957	200,957	201,037
Lusomundo SGPS(1)	—	2,668,172	29,394,937
Other	400,066	500,591	704,661

	25,205,998	24,024,596	40,307,370

Other businesses:
Páginas Amarelas	4,466,903	4,466,903	413,942
Unitel	4,369,670	4,369,670	4,369,670
PrimeSys	3,363,978	3,509,738	15,661,906
PT SI	1,616,252	1,616,252	—
Other	1,947,882	1,512,753	16,633,331

	15,764,685	15,475,316	37,078,849

	97,122,489	110,612,770	142,909,438

(1)
As a result of the corporate restructuring of Lusomundo, made in the second quarter of 2003, the goodwill related with this investment was transferred to Lusomundo Audiovisuais, Lusomundo Cinemas and Lusomundo Serviços.

        The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization and provisions for impairments), is lower than its fair value.

13.   Loans

        This caption consists of:

	December 31, 2004		December 31, 2003
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds(a)	—	390,335,000	450,485,000	440,335,000
Bonds(b)	584,950,000	1,848,162,033	124,699,474	2,669,141,209
Bank loans(c):
External market loans	452,179,951	1,329,321,190	284,700,985	1,356,219,875
Domestic market loans	7,100,357	7,712,975	6,583,720	7,373,996
Overdrafts	14,647,937	—	2,545,597	—
Other loans
Commercial Paper(d)	318,808,486	8,950,000	285,487,967	10,900,000
External market loans(e)	19,156,806	81,737,245	36,575,981	71,643,923

	1,396,843,537	3,666,218,443	1,191,078,724	4,555,614,003

        As of December 31, 2004 the medium and long-term portion of the loans is repayable as follows:

2006	1,524,528,265
2007	458,444,296
2008	507,138,776
2009	959,027,456
2010 and following years	217,079,650

3,666,218,443

(a)
Exchangeable bonds

On June 7, 1999 PT Finance issued exchangeable bonds totaling Euro 509,435,000, convertible into Portugal Telecom shares, as follows:

  •
  Number of exchangeable bonds: 101,887;

  •
  Exchange price: Euro 10,515 per share (as a result of the stock split and the share capital increases that occurred up to December 31, 2001);

  •
  Nominal value: Euro 5,000;

  •
  Maturity: June 7, 2004; and

  •
  Fixed interest rate: 1.5% per annum, paid quarterly at the end of each period.

Up to December 31, 2003 the Company had converted 76 of these exchangeable bonds into 35,431 shares of Portugal Telecom and unwound 11,710 of these exchangeable bonds, with a notional value of Euro 58,950,000. As of June 7, 2004 the remaining exchangeable bonds amounting to Euro 450,485,000 were repaid.

On December 6, 2001 PT Finance issued exchangeable bonds totaling Euro 550,000,000, convertible into Portugal Telecom shares, as follows:

  •
  Number of exchangeable bonds: 110,000;

  •
  Exchange price: Euro 12.3985 per share;

  •
  Nominal value: Euro 5,000;

  •
  Maturity: December 6, 2006; and

  •
  Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

On December 2003 and October 2004 the Company unwound, respectively, 21,933 of these exchangeable bonds, with a notional value of Euro 109,665,000, and 10,000 of these exchangeable bonds with a notional value of Euro 50,000,000. As of December 31, 2004 the notional value of these exchangeable bonds outstanding amounted to Euro 390,335,000.

(b)
Bonds

On April 7, 1999, PT Finance issued notes totaling Euro 1,000,000,000, under a Global Medium Term Note ("GMTN") program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. In November 2004, the Company cancelled the bonds from this program held as marketable securities with a notional value of Euro 120,500,000.

On February 21, 2001 PT Finance issued notes totaling Euro 1,000,000,000, under a second GMTN program, with an annual fixed interest rate of 5.75%. These notes mature in five years. In the second half of 2004, the Company cancelled the bonds from this program held as marketable securities with a notional value of Euro 100,500,000.

On November 16, 2001 PT Finance issued notes totaling Euro 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. In November 2004, the Company cancelled the bonds from this program held as marketable securities with a notional value of Euro 15,050,000.

On August 1, 2003, TCP obtained a bond amounting to BRL 500 million, with a maturity of five years and bearing an annual interest rate corresponding to 104.4% of the CDI.

On November 17, 2004 Portugal Telecom repaid the PT/97 bond amounting to Euro 124,699,474.

(c)
Bank loans

        As of December 31, 2004 and 2003 bank loans are denominated in the following currencies:

	2004		2003
	In the currency of the loan	Euro	In the currency of the loan	Euro
Euro	1,240,722,309	1,240,722,309	1,219,645,650	1,219,645,650
U.S. Dollars	55,817,405	40,978,933	41,858,799	33,142,358
Brazilian Reais	1,907,815,568	527,793,612	1,367,019,988	373,033,888
Other		1,467,556		31,602,277

		1,810,962,410		1,657,424,173

As of December 31, 2004 and 2003, the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	2004	2003
—European Investment Bank loans guaranteed from Portuguese banks	257,406,112	301,402,179
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	9,127,071	10,585,276

During 2003, the Company obtained a Multicurrency Revolving Credit Facility amounting to Euro 500,000,000, with a maturity of two years. On February 17, 2004, the maturity of this Facility was renegotiated, being 50% of the loan payable in 2007 and the remaining in 2008.

In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400,000,000, in the following dates and with the following maturities and amounts:

  •
  In June 24, 2004, with an amount of Euro 150,000,000 and a maturity of four years;

  •
  In October 18, 2004, with an amount of Euro 100,000,000 and a maturity of three years;

  •
  In October 22, 2004, with an amount of Euro 150,000,000 and a maturity of three years and six months.

As of December 31, 2004, the Group has used an amount of Euro 75,000,000 in connection with these facilities.

On December 10, 2004 the Company signed a contract for a new loan with the European Investment Bank ("EIB") amounting to Euro 150 million with a maturity as of December 15, 2014. This contract allows an additional financing of Euro 100 million. As of December 31, 2004, the Company had not yet used any funding from this contract.

As of December 31, 2004 and 2003, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, that vary between:

	2004	2003
Maximum	4.9%	4.9%
Minimum	2.02%	2.08%
(d)
Commercial paper

As of December 31, 2004 this caption relates basically to commercial paper programs issued by the following Group companies:

Portugal Telecom(i)	312,858,486
Lusomundo	14,900,000

327,758,486

    (i)
    Short term commercial paper program issued in 2002, amounting to a total of Euro 875,000,000. As of December 31, 2004, the Company was using an amount of Euro 312,858,486, which matured in January 2005 and bears interest at an annual rate of 2.34%.

(e)
Other loans—external market

As of December 31, 2004 other loans comprise basically 50% of the loans obtained by VIVO from BNDES (the Brazilian Development Bank) amounting to Euro 82,150,010 at the Euro/Real exchange rate prevailing at year-end. These loans will be repaid from 2005 until 2011.

(f)
Covenants

As of December 31, 2004, the Company had several covenants related with its indebtedness, which have been fully complied with. As of that date, the main covenants are as follows:

  •
  Credit rating

  If at any time the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must present a guarantee acceptable to the EIB. This covenant is applied to certain EIB loans totaling Euro 300 million, of which Euro 150 million were being used as of December 31, 2004.

  The Facility obtained in October 18, 2004, amounting to Euro 100,000,000, establishes that Portugal Telecom must have a minimum rating of at least BBB-/Baa3.

  •
  Control/disposal of subsidiaries

  Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets equal or exceed 10% of total consolidated assets or whose total revenues also equal or exceed

      10% of total consolidated revenues. This covenant is applied to the Facility of Euro 500 million and to certain EIB loans totaling Euro 762 million, of which Euro 612 million were used as of December 31, 2004.

    •
    Financial ratios

    The legal documentation regarding the Facility of Euro 500 million states that the consolidated ratio Net Debt/EBITDA, should not be higher than 4.5. The two Facilities obtained in October 2004, totaling Euro 250 million, state that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5, although in one of these Facilities this is only applicable if the rating from Portugal Telecom is reduced. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to the Facility of Euro 150 million obtained in June 2004 may be changed if the consolidated ratio Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As of December 31, 2004 this ratio stood at 1.34.

In addition, the Global Medium Term Notes, the Exchangeable Bonds, the Facility of Euro 500 million and the Facilities totaling Euro 400 million include certain restrictions to pledge the Company's consolidated assets, in order to secure any loan or obligation to third parties.

14.   Accounts Payable Other—Third Parties

        This caption consists of:

	2004	2003
Accounts payable to fixed assets suppliers	336,486,029	237,393,030
Taxes payable in foreign countries(1)	93,907,101	75,635,262
Advances received for the sale of certain
accounts receivable from the Portuguese State (Note 33.c))	26,392,172	27,399,604
accounts payable to employees	16,477,092	15,226,927
Advances received from customers	5,651,760	4,412,361
Contributions to PT-ACS (Note 3.g))	3,444,945	12,270,401
Contributions payable to the pension funds(2)	—	2,342,959
Other(3)	83,720,238	160,326,723

	566,079,337	535,007,267

(1)
This caption includes primarily 50% of the taxes payable by VIVO, including income taxes and indirect taxes. As of December 31, 2004 the taxes payable by VIVO amount to Euro 78,783,194.

(2)
As of December 31, 2003 this amount includes: Euro 4,672,376 (Note 30.1) related to contributions payable by PT Comunicações to the pensions funds, net of Euro 2,329,417 related with payments on account made throughout the year on behalf of Caixa Marconi.

(3)
As of December 31, 2004 this caption included: (i) Euro 13,390,533 related to 50% of the management fees due to Telefónica Móviles by certain Brasilcel's subsidiaries; (ii) Euro 8,391,439 related with commissions payable to agents; and (iii) Euro 7,547,000 related with 50% of the amount due by TCP in relation with the acquisition of TCO.

15.   Accrued Expenses

        This caption consists of:

	2004	2003
General and administrative expenses	233,682,857	163,585,775
Interest expense	155,511,043	176,139,490
Vacation pay and bonuses	120,849,761	109,396,438
Discounts to clients(1)	36,987,839	58,818,100
Commissions	18,609,545	18,770,926
Contribution to PT-ACS	4,908,757	6,841,810
Interest on unpaid taxes (Note 32.a))	1,116,083	1,157,276
Other(2)	66,844,507	54,684,798

	638,510,392	589,394,613

(1)
This caption comprises discounts to clients related to sole volume discount, granted to the major fixed live clients. These discounts are accounted as a reduction of the related revenues.

(2)
As of December 31, 2004 this caption includes an accrual of approximately Euro 41 million corresponding to the fair value of certain cross-currency swaps which are not hedging any specific risk, asset or liability (Note 3.p)).

16.   Taxes Payable

        This caption consists of:

	2004	2003
Value added tax	60,996,378	78,545,853
Social Security contributions	10,863,432	11,830,966
Personnel income tax withholdings	10,594,555	9,590,122
City tax	62,909	1,069,902
Income taxes, net of payments on account(i)	—	1,621,852
Other	295,168	266,906

	82,812,442	102,925,601

(i)
As of December 31, 2004 and 2003, net income taxes receivable is made up as follows:

	2004	2003
Income taxes receivable (Note 7)	2,671,827	3,232,311
Income taxes payable	—	(1,621,852)

Net income tax receivable	2,671,827	1,610,459

	2004	2003
Payments on account	5,086,990	2,966,267
Withholding income taxes	4,106,310	533,438
Current income taxes	(8,882,069)	(4,853,827)
Other	2,360,596	2,964,581

Net income tax receivable	2,671,827	1,610,459

Reconciliation between current income taxes in the Company's balance sheet as of December 31, 2004 and 2003 and the current income tax expense for the years then ended is as follows:

	2004	2003
Current income taxes in the balance sheet	8,882,069	4,853,827
Taxes losses carryforward used in the year (Note 29)	237,178,778	250,752,473
Foreign income taxes payable by subsidiaries	38,305,380	39,551,056
Provision for legal actions related with income taxes (Note 28)	4,717,540	—
Other	1,538,014	(344,004)

Total Income tax expense—current	290,621,781	294,813,352

The current income tax expense was recorded in the following captions:

	2004	2003
Income statement (Note 29)	289,300,465	287,122,537
Shareholders' equity:
Cumulative foreign currency translation adjustments (Note 3.o))	1,812,409	6,108,630
Other reserves (Note 3.o))	(491,093)	1,582,185

	290,621,781	294,813,352

17.   Deferred Income

        This caption consists of:

	2004	2003
Advance billing (1)	141,944,699	113,190,687
Investment subsidies (Note 3.k))	9,953,460	14,537,473
Financial instruments (2)	8,328,285	22,006,110
Telephone directories	2,151,118	2,118,787
Other	75,107,083	60,560,438

	237,484,645	212,413,495

(1)
As of December 31, 2004 this caption included Euro 110,390,994 related mainly with pre-paid minutes of traffic in mobile networks, not used by customers from TMN and VIVO (Note 3.q)).

(2)
As of December 31, 2004 this caption relates to 50% of the net premium obtained in connection with the equity derivatives over PT Multimédia shares contracted with Banco Espírito Santo Group (Note 31). As of December 31, 2003 this caption included upfront fees received in connection with the restructuring of interest rate swap contracts, that are recognized in income during the maturity period of those contracts.

18.   Other Non-Current Liabilities

1.     Provision For Other Risks and Costs

        This caption consists of (Note 28):

	2004	2003
Provision for legal actions(a)	67,825,144	14,927,504
Provision for taxes(b)	51,138,186	43,451,561
Provision for fixed assets (Note 3.d))	50,403,228	43,278,576
Other provisions for risks and costs(c)	291,509,751	259,722,025

	460,876,309	361,379,666

(a)
The provision for legal actions is to cover potential liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2004 was not yet settled. The amount of the provision is based on information obtained from the Company's legal counsel. During 2004, this provision was increased by approximately Euro 47 million as a result of new judicial and arbitrage processes presented against the Company.

(b)
The provision for taxes is to cover potential tax liabilities and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of December 31, 2004 its detail by subsidiary, is the following:

VIVO	27,982,100
Portugal Telecom (Note 32.a))	13,975,284
PT Comunicações (Note 32.a))	1,963,893
Other	7,216,909

51,138,186

  The provisions recorded by VIVO are basically related to indirect taxes in Brazil (ICMS), which legality under Brazilian Constitution is being challenged by Brasilcel's subsidiaries.

(c)
As of December 31, 2004, the detail of this caption is as follows:

Provision for losses in affiliated companies (Note 10)	129,315,472
Provision for restructuring of TV Cabo(i)	68,350,766
Other provisions(ii)	93,843,513

291,509,751

  (i)
  This provision is to cover costs with the retirement of the analogue network. During 2004, the provision was increased by Euro 26,250,000 (Note 27).

  (ii)
  This caption includes a provision for impairments in the audiovisuals business amounting to Euro 40,000,000 (Note 27).

2.     Other Non-Current Liabilities

        This caption consists of:

	2004	2003
Accounts payable to fixed assets suppliers	121,489,388	19,154,800
Deferred income—investment subsidies (Note 3.k))	31,208,019	38,744,052
Taxes payable in foreign countries(1)	25,634,200	24,943,234
Other	30,437,227	61,929,247

	208,768,834	144,771,333

(1)
This caption relates to 50% of the ICMS payable by Global Telecom to the Brazilian state of Paraná, which resulted from a tax benefit obtained.

19.   Minority Interests

        During the year ended December 31, 2004 the movement in minority interests was as follows:

	Opening balance	Acquisitions and disposals	Income/(loss)	Changes in the consolidation perimeter	Dividends	Currency translation adjustments	Other	Closing balance
Brasilcel(1)	419,201,233	(115,229,615)	43,014,109	—	(30,156,059)	7,260,395	408,831	324,498,894
PT Multimédia(2)	166,169,910	—	46,723,131	—	(5,327,366)	(72,523)	(53,251)	207,439,901
Cabo Verde Telecom	28,772,842	—	7,165,483	—	(5,273,610)	—	167,335	30,832,050
Mascom(3)	16,682,849	(16,682,849)	—	—	—	—	—	—
Cabo TV Madeirense, S.A.	5,155,415	—	1,445,421	—	(539,400)	—	—	6,061,436
Timor Telecom, S.A.	—	—	828,850	1,716,566	—	(262,851)	—	2,282,565
Cabo TV Açoreana, S.A.	1,872,300	—	502,535	—	(349,197)	—	—	2,025,638
CST—Companhia Santomense de Telecomunicações, SARL	1,438,850	—	355,784	—	(33,385)	(232,066)	(57,367)	1,471,816
Kenya Postel Directories, Ltd.	1,127,747	—	234,808	—	(369,088)	(96,281)	(11,182)	886,004
LTM—Listas Telefónicas de Moçambique, Lda.	1,299,359	—	544,595	—	(527,288)	161,588	19,314	1,497,568
Empresa Gráfica Funchalense, S.A.	1,080,177	—	—	(1,080,177)	—	—	—	—
Previsão	—	—	27,821	1,029,851	—	—	—	1,057,672
Lusomundo Media	494,440	—	114,872	—	—	—	296,207	905,519
Naveprinter	—	713,787	3,842	—	—	—	—	717,629
Grafilme—Sociedade Impressora de Legendas, S.A.	577,237	—	173,987	—	(88,880)	—	—	662,344
Telecomunicações Públicas de Timor, S.A.	—	—	193,450	424,942	—	(62,970)	—	555,422
Other	95,609	—	240,376	41,440	(225,368)	(22,225)	341	130,173

	643,967,968	(131,198,677)	101,569,064	2,132,622	(42,889,641)	6,673,067	770,228	581,024,631

        Income applicable to minority interests in the periods ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
PT Multimédia(2)	46,723,131	13,036,880	(61,406,838)
Brasilcel(1)	43,014,109	51,527,882	—
Cabo Verde Telecom	7,165,483	7,405,816	7,055,199
Cabo TV Madeirense	1,445,421	1,072,541	890,458
Mascom(3)	—	6,484,585	4,532,724
TCP(4)	—	—	(23,313,734)
Other	3,220,920	(302,774)	(2,378,473)

	101,569,064	79,224,930	(74,620,664)

(1)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel's subsidiaries in their corresponding amounts of shareholders' equity and net income.

(2)
The minority interests in PT Multimédia correspond to the interests of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.

(3)
During 2004, Mascom was excluded from the consolidation as the financial investment in this subsidiary was in the process of being sold, only pending regulatory approval from the Botswana authorities (Note 10).

(4)
As mentioned in Note 1, this subsidiary was incorporated in Brasilcel as of December 27, 2002.

20.   Share Capital and Reserves

        On December 28, 2004 Portugal Telecom cancelled 87,799,950 treasury shares, with a nominal value of one Euro each, that were held, following a decision taken in the Annual General Meeting of April 2, 2004 regarding an announced share buyback. As a result, the Company's share capital was reduced from Euro 1,254,285,000 to Euro 1,166,485,050.

        As of December 31, 2004 Portugal Telecom's fully subscribed and paid share capital amounted to Euro 1,166,485,050 and is represented by 1,166,485,050 shares, with a nominal value of one Euro each, and with the following distribution:

  •
  1,166,484,550 ordinary shares;

  •
  500 Class A shares.

        All the Class A shares are held by the Portuguese State.

        In accordance with Portugal Telecom's Articles of Associates, the Class A shares have special voting rights as follows:

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

  •
  Amending the general objectives, the strategy or the policies of Portugal Telecom; and

  •
  Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

        As a result of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as of December 31, 2004 was 6.79%, including the 500 Class A shares indicated above.

Capital issued premium

        This caption results from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Equity Available for Distribution

        Pursuant to Portuguese legislation, the amount of shareholders' equity available for distribution is determined based on the standalone financial statements of the Company. During 2004, the movements in the Company's shareholders' equity, on a standalone basis, were as follows:

	Opening Balance	Application of Net Income and Other Reserves	Equity adjustments	Aquisition of treasury shares	Cancellation of share capital	Other	Closing Balance
Share capital	1,254,285,000	—	—	—	(87,799,950)	—	1,166,485,050
Capital issued premium	91,704,891	—	—	—	—	—	91,704,891
Treasury shares	(210,040,062)	—	—	(480,912,955)	690,953,017	—	—
Equity adjustments in affiliated companies	995,031,540	—	(666,892,260)	—	—	—	328,139,280
Non-distributable reserves:							—
Legal	144,184,287	10,040,788	—	—		—	154,225,075
Treasury shares	210,040,062	—	—	480,912,955	(690,953,017)	—	—
Cancellation of treasury shares	—	—	—	—	87,799,950	—	87,799,950
Distributable reserves:							—
Free reserves	254,853,267	(76,724,707)	—	(172,284,916)	—	—	5,843,644
Retained earnings	(39,403,169)	39,403,169	685,304,951	(308,628,039)	—	(6,220,610)	370,456,302
Net income	240,218,936	(240,218,936)	—	—	—	500,085,704	500,085,704

	2,940,874,752	(267,499,686)	18,412,691	(480,912,955)	—	493,865,094	2,704,739,896

        Pursuant to the Annual General Meeting of April 2, 2004, net income for 2003, amounting to Euro 240,218,936, was applied as follows:

Dividends	190,774,979
Retained earnings	39,403,169
Legal reserve	10,040,788

240,218,936

        The Annual General Meeting of April 2, 2004 also approved an additional distribution to shareholders, in the form of dividends, of free reserves amounting to Euro 76,724,707 and a distribution of PT shares to employees amounting to Euro 6,220,610.

        The net increase in the caption "Equity adjustments in affiliated companies" includes an amount of approximately Euro 22 million related with currency translations adjustments generated during 2004.

        According to Portuguese legislation, a non-distributable reserve should be set-up to cover for any treasury shares acquired by an amount equivalent to the acquisition value of such shares. This reserve will be freed up upon the sale or cancellation of such treasury shares. However, Portuguese law also establishes that upon cancellation of such treasury shares a non-distributable reserve should be set-up corresponding to the nominal value of such shares.

        Portuguese legislation establishes that the amount of equity available for distribution to shareholders is determined by the lower of the following amounts:

  a)
  Distributable reserves (95% of Net Income + Retained Earnings + Free Reserves);

  b)
  Total shareholders' equity less the sum of share capital, capital issued premium, treasury shares and non-distributable reserves.

        As of December 31, 2004 the amount of equity available for distribution to shareholders amounts to Euro 851 million.

21.   Operating Revenues

        This caption consists of:

	2004	2003	2002
Wireline business (Note 34.2)(1)	2,123,830,033	2,138,054,627	2,273,636,769
Services rendered	1,957,089,460	1,965,212,406	2,099,712,574
Directories	129,735,137	136,089,291	139,139,288
Sales	37,005,436	36,752,930	34,784,907
Domestic Mobile—TMN (Note 34.3)	1,444,293,249	1,346,740,297	1,266,647,997
Services rendered	1,300,371,237	1,213,221,073	1,132,761,033
Sales	143,922,012	133,519,224	133,886,964
Brazilian Mobile—VIVO (Note 34.4)(2)	1,502,984,689	1,361,513,763	1,217,622,274
Services rendered	1,183,397,482	1,093,778,637	1,048,632,419
Sales	319,587,207	267,735,126	168,989,855
PT Multimédia (Note 34.5)(1)	728,973,662	683,478,362	621,901,893
Services rendered	616,240,929	544,080,630	475,777,581
Sales	112,732,733	139,397,732	146,124,312
Other businesses	222,772,338	246,324,526	202,224,187
Services rendered	219,032,268	240,176,667	193,962,225
Directories	31,236	20,532	17,520
Sales	3,708,834	6,127,327	8,244,442

	6,022,853,971	5,776,111,575	5,582,033,120

(1)
As a result of changes that occurred in the composition of these business segments (Note 34.1), the amounts related to year 2002 were adjusted accordingly. PT.com's results were included in the wireline business segment and excluded from the PT Multimédia business segment.

(2)
Since the contribution to Brasilcel of Portugal Telecom's investment in TCP occurred on December 27, 2002 the amounts for the year ended December 31, 2002 include 100% of TCP's operating revenues and the amounts for the years 2003 and 2004 include 50% of the consolidated operating revenues of VIVO.

22.   Wages and Salaries

        This caption consists of:

	2004	2003	2002
Salaries	620,674,846	585,494,416	581,537,670
Employee Benefits	97,381,015	86,188,097	74,672,734
Social Charges	17,461,279	20,367,531	19,331,095
Insurance	2,835,384	3,327,329	3,164,379
Other	7,814,127	10,525,105	16,069,489

	746,166,651	705,902,478	694,775,367

23.   Costs of Telecommunications

        This caption consists of:

	2004	2003	2002
Interconnection charges—mobile/mobile	142,473,045	167,587,697	176,195,727
Interconnection charges—fixed/mobile	110,512,681	127,385,114	151,446,742
International telecommunications operators	86,074,482	72,051,122	83,384,871
Rental of telecommunications circuits	63,415,789	68,328,380	54,278,630
Roaming	34,982,988	31,623,077	33,585,706
Interconnection charges—mobile/fixed	33,335,774	44,348,594	42,525,551
Satellite charges	5,382,288	9,384,808	9,390,213
Other costs of telecommunications services	76,074,380	66,436,266	72,131,224

	552,251,427	587,145,058	622,938,664

24.   General and Administrative Expenses

        This caption consists of:

	2004	2003	2002
Specialized work and subcontracts	562,464,040	493,846,049	495,187,549
Commissions	162,934,980	138,692,906	104,505,101
Rents	95,440,593	92,947,784	103,471,276
Electricity	50,251,740	44,879,402	46,832,747
Communication expenses	30,346,276	32,615,448	38,601,976
Travel and entertainment	22,773,144	20,071,589	16,534,541
Security expenses	11,734,179	10,510,399	9,350,331
Insurance	10,347,046	10,249,331	10,297,929
Fuel and gas	8,248,030	7,466,295	7,154,280
Other general and administrative expenses	121,402,429	115,246,614	93,626,193

	1,075,942,457	966,525,817	925,561,923

25.   Other net financing expenses/(income)

        This caption consists of:

	2004	2003	2002
Bank comissions and expenses	19,328,565	27,868,829	68,877,740
Increases in provisions for other risks and costs (Note 28)(1)	10,422,355	7,664,225	47,206,380
Financial discounts, net	5,704,466	2,463,886	4,866,436
Gains on investments	(1,521,043)	(1,292,259)	(1,143,322)
Decreases in provisions for other risks and costs (Note 28)(2)	(13,024,673)	(156,770,873)	(15,746,172)
Other net financial expenses/(income)(3)	(8,415,564)	24,693,950	7,675,123

	12,494,106	(95,372,242)	111,736,185

(1)
In 2004 this caption included primarily Euro 7,929,153 related with the increase in the provision for investments.

(2)
In 2004 this caption included primarily Euro 11,305,603 related with the decrease in the provision for risks related with financial instruments, as a result of the cancellation of the corresponding instruments (equity swaps on own shares). In 2003 this caption included: (i) Euro 82,498,690 related with equity swaps; and (ii) Euro 74,272,183 related with financial instruments contracted by VIVO, which as of December 31, 2002 were recorded as investments net of provisions and as of December 31, 2003 were recorded at fair value in the caption "Short term investments".

(3)
In 2004 this caption included primarily: (i) a gain amounting to Euro 33,416,640 related to a cancellation of an equity swap over PT Multimédia shares; and (ii) 50% of the taxes paid by Brasilcel's subsidiaries amounting to Euro 13,264,646 related with financial revenues.

26.   Net losses/(gains) on sales and disposals of fixed assets, net

        This caption consists of:

	2004	2003	2002
Losses on sales and disposals of fixed assets	15,394,469	9,890,091	9,033,216
Losses on the retirement of fixed assets (Note 11)	3,631,366	4,176,106	4,274,208
Gains on sales and disposals of fixed assets(1)	(6,888,934)	(45,746,591)	(17,565,682)
Other	(125,174)	3,050,103	291,664

	12,011,727	(28,630,291)	(3,966,594)

(1)
In 2003, this caption included basically a gain obtained by PT Comunicações on the sale of a building to the Pension Funds.

27.   Extraordinary Items

        This caption consists of:

	2004	2003	2002
Increases in provisions for other risks and costs (Note 28)(1)	34,348,329	62,710,282	—
Losses/(Gains) on disposals of investments, net:
Disposals of investment in Mascom(2)	(24,764,670)	—	—
Disposals of Telefónica shares	—	—	(30,519,163)
Disposals of investment in Deltapress	—	—	(5,098,510)
Donations	9,766,443	15,613,110	2,518,643
Provision to adjust assets and liabilities in TMN	—	—	50,915,335
Other(3)	68,069,040	(25,538,920)	20,806,320

	87,419,142	52,784,472	38,622,625

(1)
In 2004 this caption included Euro 26,250,000 related to a provision recorded by TV Cabo in connection with the obligation to dismantle the analogue premium service and the implementation of a digital offer (Note 18). In 2003 this caption includes Euro 57,130,000 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo, including unrealizable assets and unrecorded liabilities.

(2)
In September 2004 the sale of the investment in Mascom was completed following regulatory approval. As a result, a gain of Euro 24,764,670 was recorded related with this transaction (Exhibit II).

(3)
In 2004 this caption includes: (i) Euro 40,000,000 related with a provision for potential impairments in the audiovisuals business (Note 18); and (ii) Euro 10 million related with the cost of several initiatives implemented by PT Comunicações during 2004 related with an agreement entered into with a consumer protection association (Note 32.c).

28.   Movement in the Provisions

        During 2004 the movement in the provision accounts was as follows:

	Opening balance	Increases	Reductions	Other movements	Closing balance
Provision for marketable securities	19,066	—	(19,066)	—	—
Provision for doubtful accounts receivable (Notes 6 and 7)	409,729,904	71,374,970	(13,980,389)	(82,849,828)	384,274,657
Provision for inventories (Note 8)	27,444,050	7,976,558	(2,481,476)	(1,149,327)	31,789,805
Provision for investments (Note 10)	70,128,694	7,929,153	(1,700,005)	17,667,146	94,024,988
Provision for other risks and costs (Note 18):
Legal actions	14,927,504	47,097,555	(552,668)	6,352,753	67,825,144
Taxes	43,451,561	7,600,865	(3,339,521)	3,425,281	51,138,186
Fixed assets	43,278,576	16,481,519	(8,349,130)	(1,007,737)	50,403,228
Other	259,722,025	107,832,021	(37,696,823)	(38,347,472)	291,509,751

	868,701,380	266,292,641	(68,119,078)	(95,909,184)	970,965,759

  (i)
  The increases occurred during 2004 in these provision accounts were recorded as follows:

Provisions for doubtful receivables, inventories and other	146,340,064
Depreciation and amortization	56,481,519
Extraordinary Items (Note 27)	34,348,329
Other net financing expenses (Note 25)	10,422,355
Equity in losses of affiliated companies	10,181,917
Provision for income taxes (Note 16)	4,717,540
Taxes and other than income taxes	1,300,917
Other non-operating expenses/(revenues), net	2,500,000

266,292,641

  (ii)
  The reductions occurred during 2004 in these provision accounts were recorded in the following profit and loss captions:

Depreciation and amortization	22,050,581
Provisions for doubtful receivables, inventories and other	17,445,464
Other net financing expenses (Note 25)	13,024,673
Extraordinary Items	7,136,680
Taxes and other than income taxes	3,339,522
Subsidies	2,905,293
Equity in earnings of affiliated companies	1,735,353
Wages and salaries	481,512

68,119,078

        In the profit and loss statement for the year ended December 31, 2004, the caption "Provisions for doubtful receivables, inventories and other" includes the following items:

Increases in these provisions	146,340,064
Direct write-off of accounts receivables	46,273,015
Decreases in these provisions	(17,445,464)
Collections from accounts receivables which were previously written-off	(3,436,285)

171,731,330

        Other movements in provisions account balances include basically the direct use of provisions, the inclusion and exclusion of companies from the consolidation perimeter and currency translation adjustments relating to provisions recorded by foreign subsidiaries.

29.   Taxes

        Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 25% which can be increased up to 10% through a municipal tax. Portugal Telecom, PT Multimédia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimédia and Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

        In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, and ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2004, except for the situations described in Note 32.a) where provisions or accruals have been recorded. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

        The movement in deferred taxes (Note 3.o)) during 2004 is as follows:

		Increase/(Decrease)
Deferred tax assets	Opening Balance	Net income	Taxes Payable (Note 16)	Foreign currency translation adjustments	Other adjustments	Closing Balance
Provisions	415,955,871	24,892,065	—	279,975	(17,883)	441,110,028
Tax losses carryforward (i)	651,863,830	116,577,636	(237,178,778)	626,645	4,573,115	536,462,448
Financial instruments	10,815,788	4,570,582	—	—	—	15,386,370
Additional contribution to pension funds	36,436,390	(700,972)	—	—	—	35,735,418
Other(ii)	216,540,935	(52,085,288)	—	2,556,532	70,083,156	237,095,335

	1,331,612,814	93,254,023	(237,178,778)	3,463,152	74,638,388	1,265,789,599

Deferred tax liabilities
Revaluation of fixed assets (Note 3.d))	24,567,396	(3,864,335)	—	—	65,927	20,768,988
Gains on disposals of investments	286,457,914	(13,597,146)	—	—	—	272,860,768
Distributable reserves of subsidiaries in foreign countries	13,353,094	540,360	—	—	—	13,893,454
Other	9,147,176	—	—	—	—	9,147,176

	333,525,580	(16,921,121)	—	—	65,927	316,670,386

		110,175,144	(237,178,778)	3,463,152	74,572,461

(i)
Other adjustments in this caption basically include deductions to income taxes obtained by certain group companies included in the tax consolidation regime of Portugal Telecom, since those amounts can only be recovered after the total use of the existing tax losses carryforward.

(ii)
As of December 31, 2004 this caption included Euro 197,809,182 related with tax benefits obtained from a corporate restructuring in Brazil made by certain subsidiaries of Brasilcel. During 2004, TCO also completed its corporate restructuring, resulting in an increase of "Deferred tax assets" by Euro 69 million and a decrease of the same amount in the goodwill generated with this acquisition.

        Deferred taxes recorded in the balance sheets as of December 31, 2004 and 2003 were classified as follows:

	2004		2003
	Assets	Liabilities	Assets	Liabilities
Current	773,811,063	27,944,032	748,141,425	32,793,924
Non-current	491,978,536	288,726,354	583,471,389	300,731,656

	1,265,789,599	316,670,386	1,331,612,814	333,525,580

        The reconciliation of the income tax provision for the year ended December 31, 2004 calculated at the statutory Portuguese income tax rate and the effective income tax rate, is as follows:

Income before income taxes	780,819,780
Statutory tax rate (including municipal taxes at a 10% standard)	27.50%

214,725,440
Permanent differences(a)	42,845,103
Differences in tax rates(b)	2,944,924
Initial recognition of deferred tax assets related with tax losses carryforward from previous years(c)	(104,487,722)
Valuation allowance for certain tax losses carryforward	34,957,108
Reduction of deferred tax liabilities related with deferred taxation on the disposal of certain investments(d)	(12,610,960)
Other	751,428

Income taxes in the profit and loss statement	179,125,321

Efective tax rate	22.94%
The income tax for the year, is as follows:
Income tax-current (Note 16)	289,300,465
Deferred taxes	(110,175,144)

179,125,321

(a)
This amount relates to the following:

Goodwill amortization (Note 12)	97,122,489
Provisions(i)	54,830,468
Amortization of Band A licenses(ii)	33,309,382
Equity accounting in gains of affiliated companies, net (Note 10)	(27,721,982)
Other	(1,739,982)

155,800,375
Tax effect	27.50%

42,845,103

  (i)
  This caption includes basically a provision recorded in 2004 amounting to Euro 40,000,000 to cover estimated losses in the audiovisuals business, which is not deductible for tax purposes (Note 18).

  (ii)
  The amortization of Band A licenses held by Brasilcel's subsidiaries is not tax deductible because these intangibles result from the allocation of goodwill generated in the acquisition of those companies.

(b)
This amount relates to the impact of the different municipal tax rates applicable to the different group companies in Portugal and with the differences between the statutory tax rate in Portugal and the income tax rates applicable to foreign subsidiaries.

(c)
This amount refers to the initial recognition of deferred tax assets related with tax losses from previous years in PT Multimédia, since only in 2004 was evidence obtained that these losses can be realized.

(d)
This amount relates to the adoption by the Company of the voluntary taxation regime for certain gains on the disposal of investments obtained in previous years, which taxation was deferred due to the adoption at the time of the reinvestment regime.

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

  d)
  Former Employees of Marconi—The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

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

        The actuarial valuations for these plans as of December 31, 2004, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

	2004	2003
Rate of return on pension fund assets	6.00%	6.00%
Pension liabilities' discount rate	5.75%	6.00%
Salaries liabilities' discount rate	4.00%	4.00%
Salary growth rate	3.00%	3.00%
Pension growth rate(*)	2.00%	2.00%
Inflation rate	2.00%	2.00%
Mortality table:
Employees (whilst in active service):	AM 92—males AF 92—females	AM 92—males AF 92—females
Pensioners and employees who have taken early retirement:	PA (90) m less 3 years males PA (90) f less 3 years females	PA (90) m less 3 years males PA (90) f less 2 years females

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

(*)
Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

        The following table sets out the funded status of the PT Comunicações, PT SI and Global Notícias plans as of December 31, 2004 and 2003:

	2004	2003
Projected benefit obligation ("PBO"):
Retired, pre-retired and suspended employees	1,905,319,000	1,846,468,000
Salaries and gratuiries to pre-retired and suspended employees	986,385,800	841,232,000
Active employees	700,674,000	670,020,000

	3,592,378,800	3,357,720,000
Plan assets at fair value	(1,972,620,000)	(1,828,066,000)

Projected benefit obligation, in excess of plan assets	1,619,758,800	1,529,654,000

        As of December 31, 2004 and 2003 the plan assets are as follows:

	2004	2003
Equities	681,516,951	615,829,914
Bonds	671,112,135	649,868,442
Property	259,565,035	259,371,373
Real estate investment funds	54,654,566	75,160,719
Cash, treasury bills, short-term stocks and net current assets	305,771,313	227,835,552

	1,972,620,000	1,828,066,000

        As of December 31, 2004 and 2003 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of those dates is presented below:

	2004	2003
Projected benefit obligation, in excess of plan assets	1,619,758,800	1,529,654,000
Actuarial losses, net(i)	(884,263,944)	(769,090,982)
Transition obligation(ii)	(24,737,000)	(26,519,596)
Prior service cost	1,772,000	1,466,730

Pension Liabilities	712,529,856	735,510,152

(i)
Actuarial losses, net result basically from: (a) the lower actual return on fund assets as compared with the expected return on fund assets; (b) the change in some actuarial assumptions; and (c) the higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of 14 years which corresponds to the estimated average working life of active employees. During 2004 and 2003, the movements in actuarial gains and losses were as follows:

	2004	2003
Beginning balance	(769,090,982)	(726,002,450)
Actuarial gains and (losses) arising in the period:
PBO related	(222,949,962)	(144,596,532)
Plan assets related	36,355,000	38,635,000
Amortization of the period
Regular	68,587,000	58,114,000
Curtailment related	2,835,000	4,759,000

Ending balance	(884,263,944)	(769,090,982)

  Actuarial losses from 2004 are basically related with the change in the discount rate of pension liabilities from 6% to 5.75% and the increase in mortality tables.

(ii)
The transition obligation results from the first time recognition of post retirement benefits, in 1993. This amount will be amortized over the estimated average working life of active employees at that date, which was estimated to be 18 years. In 2004, the amortization of the transition obligation amounts to Euro 1,785,000.

        The pension liabilities of PT Comunicações, PT SI and Global Notícias were recorded in the consolidated balance sheet as of December 31, 2004 and 2003, in the following captions:

	2004	2003
Accrued post retirement liability (Note 30.3)	712,529,856	730,837,776
Accounts payable other—Third parties (Note 14 and 30.3)	—	4,672,376

	712,529,856	735,510,152

        A summary of the components of the net periodic pension cost for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Service cost	18,617,000	20,618,000
Interest cost	176,485,000	182,188,000
Expected return on plan assets	(111,127,000)	(98,369,000)
Net amortization of deferrals	5,205,969	60,516,000

Sub-total (Note 30.4)	89,180,969	164,953,000
Curtailment costs related to early retirements, pre-retirements and suspended contracts (Note 30.4)	153,315,800	268,032,000

Net periodic pension cost	242,496,769	432,985,000

        Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

        The contributions made to the pension funds and payments of salaries to pre-retired and suspended employees in the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Contributions to pension funds:
Employers' contributions	125,737,000	153,461,330
Plan participants' contributions	10,991,000	11,032,603

	136,728,000	164,493,933

Payments of salaries to pre-retired and suspended employees (Note 30.3)	143,056,984	146,747,706

        Employers' contributions include Euro 121.2 million (Note 30.3), which was recorded as a decrease in the accrued post retirement liability, and Euro 4.5 million which corresponds to the payment of an amount due to the pension funds at the end of 2003. Payments to pre-retired and suspended employees were recorded as a decrease in the accrued post retirement liability (Note 30.3).

        As of December 31, 2004 the accrued post retirement liabilities relating to the defined benefit plans of the subsidiaries of Brasilcel amounted to Euro 1,265,772 (Note 30.3).

2.     Other Employee Benefits

        As referred to in Note 3.g), PT Comunicações and PT SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

        The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2004, used the projected unit credit method and considered the following assumptions and rates:

	2004	2003
Health care cost trend rate:
Next 6 years	3.50%	3.50%
Years thereafter	3.00%	3.00%
Discount rate	5.75%	6.00%
Inflation rate	2.00%	2.00%
Salary growth rate	3.00%	3.00%
Mortality table:
Employees (whilst in active service):	AM 92—males AF 92—females	AM 92—males AF 92—females
Pensioners and employees who have taken early retirement:	PA (90) m less 3 years males PA (90) f less 3 years females	PA (90) m less 2 years males PA (90) f less 2 years females

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

        Based on this study, the accumulated post retirement health care benefit obligation of PT Comunicações and PT SI as of December 31, 2004 and 2003 was Euro 701,797,100 and Euro 688,763,000, respectively. The reconciliation between the post retirement health care obligations and the liability recorded in the balance sheet at December 31, 2004 and 2003 is presented below:

	2004	2003
Accumulated health care benefit obligation	701,797,100	688,763,000
Actuarial losses, net(i)	(108,483,572)	(120,927,369)
Transition obligation(ii)	(40,669,000)	(46,273,802)
Prior year service gain	3,333,000	3,540,000

Post retirement health care liability	555,977,528	525,101,829

(i)
Actuarial losses, net result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over 14 years, which corresponds to the estimated average working life of active employees. During 2004 and 2003 the movements in the caption "Actuarial losses, net" were as follows:

	2004	2003
Beginning balance	(120,927,369)	(112,772,283)
Actuarial gains/(losses), net arising in the period:
PBO related	8,772,797	(14,707,086)
Amortization of the period
Regular	3,302,000	6,036,000
Curtailment related	369,000	516,000

Ending balance	(108,483,572)	(120,927,369)

(ii)
The transition obligation results from the first time recognition of other employee benefits, in 1997. This amount will be amortized over the estimated average working life of active employees at that date, which was estimated to be 18 years. The costs related with the amortization of the transition obligation were recorded in the caption "Post retirement benefits" (Euro 4,207,000) and in the caption "Work force reduction program costs" (Euro 1,399,000).

        A summary of the components of the net periodic post retirement health care cost for the years ended December 31, 2004 and 2003, is presented below:

	2004	2003
Service cost	5,061,000	5,628,000
Interest cost	36,935,000	38,131,000
Net amortization of deferrals	7,335,000	10,649,000

Sub-total (Note 30.4)	49,331,000	54,408,000
Curtailment costs related to early retirements, pre-retirements and suspended contracts (Note 30.4)	11,120,100	27,363,000

Net periodic post retirement health care costs	60,451,100	81,771,000

        Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

        During 2004, the contribution made to PT-ACS, net of the contributions from the SNS (Note 3.g)), amounted to Euro 29,777,489 and were recorded as a reduction to the accrued post retirement liability (Note 30.3).

        As of December 31, 2004, the accrued post retirement health care liabilities include Euro 95,088 relating to healthcare liabilities of Brasilcel's subsidiaries (Note 30.3).

3.     Balance sheet captions

        Accrued Post Retirement Liability

        This caption consists of:

	2004	2003
Accrued Post Retirement Liability:
Pension benefits (Note 30.1)	713,795,628	730,872,244
Other employee benefits (Note 30.2)	556,072,616	525,166,751

	1,269,868,244	1,256,038,995

Accounts Payable (Note 30.1)	—	4,672,376

	1,269,868,244	1,260,711,371

        The net increase in the accrued post retirement liabilities during the year of 2004 amounted to Euro 13,829,249, as follows:

	Pension benefits	Other employee benefits	Total
Post retirement benefits (Note 30.4)	89,180,969	49,331,000	138,511,969
Work force reduction program costs (Note 30.4)	156,719,526	11,120,100	167,839,626
Payments to pre-retired and suspended employees (Note 30.1)	(143,056,984)	—	(143,056,984)
Contributions to pension funds and PT ACS (Note 30.1)	(121,242,343)	(29,777,489)	(151,019,832)
Changes in consolidation	288,000	—	288,000
Currency translation adjustments	130	245	375
Other adjustments	1,034,086	232,009	1,266,095

	(17,076,616)	30,905,865	13,829,249

4.     Profit and loss captions

	2004	2003
Net Periodic Pension Cost:
Post retirement benefits:
Pension benefits (Notes 30.1 and 30.3)	89,180,969	168,493,045
Other employee benefits (Notes 30.2 and 30.3)	49,331,000	54,449,134

	138,511,969	222,942,179

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment):
Pension benefits (Note 30.1)	153,315,800	268,032,000
Other employee benefits (Note 30.2)	11,120,100	27,363,000

	164,435,900	295,395,000
Additional cost related to 2004 curtailment (Note 30.3)	3,403,726	—
Termination payments	2,999,220	13,678,485
Additional cost related to 2002 curtailment	—	7,077,591
Decrease in provisions to restructuring	—	(2,066,374)

	170,838,846	314,084,702

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

Interest rate exposure

        Interest rate swaps were contracted by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. During 2004, certain financial instruments reached maturity which, together with the anticipated cancellation of others, resulted in a reduction of the notional of interest rate swaps. As of December 31, 2004 the notional of these interest rate swaps amounted to approximately Euro 472 million with an average maturity of 6.8 years.

        During 2004, VIVO contracted interest rate swaps in Brazilian Reais, which as of December 31, 2004 amounted to BRL1,601 million with an average maturity of 3 days.

Exchange rate and interest rate exposure

        Cross currency swaps were contracted primarily to reduce exposure to exchange rate and interest rate risks. As of December 31, 2004 the Company had a cross currency swaps from U.S. Dollars to Euros, with a notional of approximately Euro 74 million and an average maturity of 6.8 years.

        Pursuant the cancellation of the interest rate component of certain cross currency swaps, as of December 31, 2004 Portugal Telecom had contracted foreign exchange options and forwards of Euros to U.S. Dollars, with a notional of Euro 200 million and an average maturity of 4.3 years.

        Additionally, Portugal Telecom had contracted forwards of Euros to U.S. Dollars in order to cover the risk associated to future cash flow payments. As of December 31, 2004, those contracts had a notional of Euro 12 million and had an average maturity of 6 months.

        As of December 31, 2004 VIVO had cross currency swaps to cover accounts payable denominated in U.S. Dollars and Japanese Yens (JPY) with a notional of USD 878 million and JPY 6,827 million and an average maturity of 1.2 years and 8 months, respectively.

        As of December 31, 2004 VIVO had also contracted: (i) other cross currency swaps (U.S. Dollars/Brazilian Reais) with a notional of USD 418 million and an average maturity of 1.4 years; and (ii) cross currency swaps (Euros/Brazilian Reais) with a notional of Euro 25 million and an average maturity of 2 months.

Equity derivatives

        As of 31 December 2004 Portugal Telecom had contracted the following equity derivatives:

  (a)
  Own shares

    In order to facilitate the completion of the share buyback program, Portugal Telecom contracted to ABN Amro and Citibank equity swaps over 21,551,006 own shares, representing 1.72% of the share capital prior to the cancellation in December 2004 of the 7% treasury shares held. Considering the difference between the exercise price of those derivatives (ranging from Euro 7.14 to Euro 8.99 per share) and PT's stock price at 31 December 2004, Portugal Telecom did not record any provision to cover estimated losses with these equity swaps. These contracts had maturities ranging from 2 to 12 months.

  (b)
  PT Multimédia shares

    In order to increase its exposure to PT Multimédia, Portugal Telecom contracted with Santander Group equity swaps over 15,287,545 PT Multimédia shares, representing 9.7% of its share capital, as follows:

      (i)
      9,187,545 shares, with an exercise price of Euro 17.74 and a maturity of 17 months; and

      (ii)
      6,100,000 shares, with an exercise price of Euro 14.10 and a maturity of 5 months.

    Additionally, during 2004 Portugal Telecom contracted with Banco Espírito Santo Group (Note 33) equity derivatives which consist of options to acquire shares of PT Multimédia, representing 5% of its share capital. These options are as follows:

      (i)
      Portugal Telecom acquired from Banco Espírito Santo de Investimento, S.A. ("BESI") a call option over 6.063 million shares of PT Multimédia shares with a strike price of Euro 26.513 at maturity (31 December 2005). Portugal Telecom can exercise this option at any time and BESI can choose between physical or financial settlement (the latter has a 15% discount over the strike price). At the same time, BESI acquired from Portugal Telecom a call option over the same number of shares of PT Multimédia with a strike price of Euro 16, which only offers the possibility of financial settlement. This call option can only be exercised if the stock price of PT Multimédia is above the strike of the call option acquired by Portugal Telecom, making the exercise of the option automatic in the case that Portugal Telecom exercises its call option.

      (ii)
      Portugal Telecom receives from Banco Espírito Santo a call option over 1.5 million PT Multimédia shares with a strike of Euro 23 at maturity (31 December 2005). Portugal Telecom can exercise this option at any time and Banco Espírito Santo can choose between physical or financial settlement (the latter has a 20% discount on the strike price).

    As a result of these contracts, Portugal Telecom will receive from BESI an aggregate premium of Euro 16.657 million, corresponding to the difference between the acquisition prices of the options referred above, with 50% of this amount payable in December 31, 2004 and the remaining 50% on the exercise date of the option acquired by BESI or, if that option is not exercised, in December 31, 2005. This premium can only be claimed if BESI receives a premium in connection to any options contracted with these third parties to hedge BESI's position regarding the call options acquired and sold to PT over 6.063 million shares of PT Multimédia as referred above. In addition, BESI must clearly demonstrate to Portugal Telecom that these hedging options were contracted with third parties and that there was a default event on the payment of the corresponding premium. Given that BESI will celebrate with third parties an option contract that would permit it to obtain the hedging of the position assumed on the contract referred above, Portugal Telecom and BESI agreed that the latter has the right to reduce the options included in the contract to 3.469 million shares, with the proportional decreases in prices and fees, if those entities do not comply with their contractual obligations. However, BESI committed to develop all efforts to guarantee that those entities will assume their obligations. The amount payable at the end of 2004, amounting to Euro 8,328,285 was recorded under the caption "Deferred income" (Note 17).

Fair value of financial instruments

        As of December 31, 2004 and 2003 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euros):

	2004		2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial instruments to manage the risks of:
Interest rate (Note 3.p)	1.3	(22.0)	(8.5)	(61.9)	1.1	(66.2)
Interest rate and exchange rate (Note 3.p)	(67.7)	(63.5)	80.5	99.5	162.0	75.5

Total	(66.4)	(85.5)	72.0	37.6	163.1	9.3

Equity Swaps:
Own shares	(0.6)	6.0	(24.4)	3.4	(42.6)	(40.2)
PT Multimédia shares	(1.4)	43.8	(3.9)	15.5	(68.5)	(69.1)

Total	(2.0)	49.8	(28.3)	18.9	(111.1)	(109.3)

32.   Contingencies and Commitments

a)    Tax contingencies

        As of December 31, 2004 the Company is subject to certain tax contingencies. The Company's management, based on information obtained from the Company's legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2004 are as follows:

  •
  The tax returns of the former TLP for the years 1990 to 1993, the former TP for the year 1993 and the former Marconi and PT for the years 1997 to 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to Euro 28,008,616. Portugal Telecom decided to contest these assessments, based upon the opinion of its lawyers whose consensus is that the outcome will be in Portugal Telecom's favour.

  •
  Portugal Telecom is challenging the assessments made by the Municipal Councils of Porto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2004 were as follows:

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

        Additionally, there are the following situations which are fully provided for:

  1.
  Due to additional assessments related with the 1999 and 2000 income tax returns of Portugal Telecom, SGPS, S.A., an accrual amounting to Euro 13,975,284 has been recorded and included in the provision for other risks and costs (Note 18).

  2.
  Due to additional assessments related with the 1999 and 2000 income tax returns of PT Comunicações and related with the benefit from the tax credit from the investment, an accrual amounting to Euro 1,963,893 has been recorded and included in the provision for other risks and costs (Note 18).

  3.
  In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which as of December 31, 2004 amounted to Euro 1,116,083 (Note 15).

b)    Other actions

        The activity of Portugal Telecom is regularly subject to investigations by ANACOM, the European Commission and the Competitor Authority, in connection with the review of the application of the related laws and regulations in its business practices. As of 31 December 2004 the Competition Authority is conducting an investigation related with the alleged use of predatory prices between PT Comunicações and PT Prime, price discrimination in the wireline business (wholesale and retail) and reductions in margins. Portugal Telecom might have to pay fines and penalties if, as a result of the investigations, it is considered guilty. Portugal Telecom considers that, based on information obtained from its lawyers, the final outcome of these legal actions do not have a material impact in the Company's financial position as of December 31, 2004.

c)     Claims by a consumer protection association

        The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP—Instituto de Comunicações de Portugal (currently ANACOM—Autoridade Nacional de Comunicações—"ANACOM") and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO—Associação de Defesa do Consumidor ("DECO"). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted several appeals against this decision to superior courts, which maintained the decision of the first instance Court. In October 2003 PT Comunicações was notified by the Supreme Court that its appeal was denied and that it should refund the amounts charged in 1999 as activation fess. However, in March 2004 PT Comunicações and DECO signed an agreement facilitating an alternative solution to the refund of the amounts charged in 1999 as activation fees. This agreement comprises several initiatives implemented by PT Comunicações during 2004, which had a cost of Euro 10 million (Note 27) that was recorded as an other non-operating expense. As a result of this agreement, DECO removed all legal actions against PT Comunicações on this subject matter.

d)    Guarantees

        As of December 31, 2004 the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	9,036,548

Bank guarantees given to other entities:
By PT Comunicações(1)	18,287,518
By PT Multimédia and subsidiaries(2)	9,332,897
By TMN to ANACOM	3,162,539
Other bank guarantees	1,540,519

32,323,473

Comfort letters and other bank garantees(3):
Sport TV	89,518,512
Warner Lusomundo España	13,333,333
TV Cabo Macau	7,341,605
Vasp	5,588,875
Other	911,378

116,693,703

(1)
These guarantees were given by PT Comunicações to the Portuguese Tax Authorities, in respect of the tax contingencies discussed in Note 32.a).

(2)
These guarantees were given by PT Multimédia, to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with the broadcasting of television shows.

(3)
These comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. On September 1, 2004 PT Multimédia and PPTV—Publicidade de Portugal e Televisão, S.A. (the other shareholder of Sport TV, together with PT Conteúdos) granted to Sport TV, a guarantee amounting to Euro 70 million, to cover a loan obtained by this company to acquire the rights to broadcast the games of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

e)     Purchase commitments

        As of December 31, 2004, the Company had assumed commitments for the purchase of basic equipment amounting to approximately Euro 79.2 million.

f)     Financial commitments

  •
  In October 2000, Médi Telecom entered into medium and long term loan contracts totaling Euro 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

  Under the provisions of the contracts, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine du Commerce Exterieur (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. As a result of loans already granted to Médi Telecom by PT Móveis and Telefónica Intercontinental, the maximum amount of this liability, as of December 31, 2004, is limited to an additional maximum of Euro 84,000,000 and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

  •
  Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid in capital contributions up to a maximum of Euro 40,000,000. As of December 31, 2004 Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to Euro 30,023,168 (Note 10).

33.   Transactions with Related Entities

Transactions with Portuguese State

a)    Concession Agreement

        On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry. This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State.

        On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

        On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the ownership of the Basic Network and, as a result, the concession rent was terminated together with the reversibility principle that was previously applicable to concession assets.

b)    Discounts to retired Portuguese citizens

        In accordance with Decree Law 20-C/86, certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to PT Comunicações by the Portuguese State. Up to December 31, 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should now be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003. As of December 31, 2004 the account receivable balance from the Portuguese State regarding discounts to retired Portuguese citizens amounts to Euro 47,597,244 (Note 7) and is made up as follows:

Discounts given in 2003 (Note 14)	26,392,172
Discounts given in 2004	21,205,072

47,597,244

        During 2004, PT Comunicações had signed agreements with a financial institution relating to the sale of the accounts receivable balances regarding the discounts given in 2002 and 2003. PT Comunicações received cash advances of those amounts, less the related expenses inherent in these transactions, and recorded accounts payable to this financial institution totaling Euro 53,791,776. In August 2004, the Portuguese State paid Euro 27,399,604, related with the discounts given in 2002. All expenses related with these transactions were recorded in the profit and loss statement.

Other transactions

        Three of our major shareholders are financial institutions. We have entered into related party transactions with those entities within our ordinary course of business, and always on arm's length terms. During 2004, the executed transactions were usually corporate finance transactions and financial advisory services provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions. Additionally, during 2004, Portugal Telecom contracted with one of our major shareholder (Banco Espírito Santo Group) equity derivatives over PT Multimédia shares. The specific terms of this transaction, have been disclosed in Note 31.

        During 2004 and as of the date of this Annual Report in 2005, none of Portugal Telecom Directors and no member of the management team has been involved in any related party transactions with Portugal Telecom.

34.   Disclosures about Segments of the Company and Related Information

34.1 General

        The basis used by management to identify the reportable segments was a combination of the following factors:

  (i)
  Differences in products and services;

  (ii)
  Differences in regulatory environments; and

  (iii)
  Geographic areas.

        These segments are consistent with the way management currently analyses its businesses.

        The Company identified the following reportable primary segments:

Wireline Business(1)	Retail Wholesale Data and Corporate Other
Domestic Mobile	TMN(2)
Brazilian Mobile	VIVO(3)
Multimedia Businesses (PT Multimédia)	Pay TV and Cable Internet—TV Cabo, PT Conteúdos and Primum TV
 Audiovisuals—Lusomundo Audiovisuais and Lusomundo Cinemas
 Media—Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations—PT Multimédia and other sub-holdings

(1)
The wireline business includes several services which are provided mainly by PT Comunicações, PT Prime and PT.com.

(2)
This business segment derives its revenues from mobile telecommunication services in Portugal.

(3)
This business segment derives its revenues from mobile telecommunication services in Brazil, provided by Brasilcel's subsidiaries in several States of Brazil (Note 1).

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

        Portugal Telecom has also identified its reportable secondary segments based on the geographical area in which businesses are located. Therefore, Portugal Telecom's reportable secondary segments are the (i) domestic market, (ii) the international market in Brazil and (iii) other international markets. In Notes 11 and 12 there is information related with the fixed and intangible assets for each of these segments.

        The primary measure of profit and loss used by Portugal Telecom's management in assessing segment performance is operating profit before amortization and depreciation.

34.2.  Wireline Business

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002
Services rendered—external customers (Note 21)	2,086,824,597	2,101,301,697	2,238,851,862
Services rendered—intersegment revenues	141,873,589	149,583,769	167,112,101
Sales of merchandise and products—external customers (Note 21)	37,005,436	36,752,930	34,784,907
Sales of merchandise and products—inter segment sales	605,158	225,361	329,109

Operating revenues	2,266,308,780	2,287,863,757	2,441,077,979

Wages and salaries	(294,984,700)	(314,596,639)	(350,923,455)
Post-Retirement benefits	(137,777,495)	(219,938,209)	(180,873,048)
Costs of telecommunications	(383,783,838)	(428,914,406)	(496,813,900)
Depreciation and amortization	(381,249,683)	(404,339,250)	(431,653,191)
Own work capitalized	28,012,029	36,141,884	64,817,575
Costs of products sold	(37,873,306)	(45,842,620)	(32,206,438)
Marketing and publicity	(44,554,892)	(26,598,019)	(29,238,089)
Concession rent	—	—	16,604,413
General and administrative expenses	(270,062,380)	(211,729,896)	(225,969,200)
Other net operating income	(222,867,253)	(169,128,124)	(221,047,435)

Operating costs and expenses	(1,745,141,518)	(1,784,945,279)	(1,887,302,768)

Operating income	521,167,262	502,918,478	553,775,211

Interest and related expenses	(34,495,972)	(47,651,404)	(42,676,538)
Goodwill amortization	(7,152,717)	(7,152,717)	(7,679,221)
Interest and related income	16,094,994	11,890,237	21,969,307
Gains/(losses) on sales and disposals of fixed assets	(158,372)	41,067,614	10,759,611
Equity in losses of affiliated companies	(970,469)	(1,077,261)	(2,374,945)
Work force reduction program costs	(169,558,740)	(311,263,761)	(49,313,318)
Other net non-operating income/(expenses)	(6,630,168)	(5,127,044)	694,630
Extraordinary items	2,534,729	(16,698,573)	(487,818)

Income before income tax	320,830,547	166,905,569	484,666,919
Provision for income taxes	(88,829,879)	(137,646,453)	(162,826,053)
Income applicable to minority interests	—	(63,774)	(23,055)

Net income	232,000,668	29,195,342	321,817,811

        Net income of this segment for years ended December 31, 2004, 2003 and 2002 was affected by curtailment costs of Euro 169,558,740, Euro 311,263,761 and Euro 49,313,318, respectively.

        Capital expenditures for this reportable segment for the years ended December 31, 2004, 2003 and 2002 were approximately Euro 206.4 million, Euro 165.3 million and Euro 604.6 million (including Euro 348.4 million related with the acquisition of the Basic Network), respectively. Total assets as of December 31, 2004 and 2003 were approximately Euro 3,976.8 million and Euro 3,969.0 million, respectively.

34.3.  Domestic Mobile—TMN

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002
Services rendered—external customers (Note 21)	1,300,371,237	1,213,221,073	1,132,761,033
Services rendered—intersegment revenues	139,782,376	170,853,927	199,947,958
Sales of merchandise and products—external customers (Note 21)	143,922,012	133,519,224	133,886,964
Sales of merchandise and products—inter segment sales	4,190,499	5,001,030	8,155,430

Operating revenues	1,588,266,124	1,522,595,254	1,474,751,385

Wages and salaries	(56,269,494)	(59,188,048)	(48,503,874)
Costs of telecommunications	(296,614,686)	(295,485,140)	(325,280,447)
Depreciation and amortization	(200,874,938)	(189,900,617)	(174,935,873)
Own work capitalized	1,583,645	4,448,129	5,239,064
Costs of products sold	(170,866,479)	(154,749,178)	(167,983,520)
Marketing and publicity	(28,492,459)	(26,260,516)	(20,058,815)
General and administrative expenses	(198,612,849)	(210,773,711)	(194,412,360)
Other net operating income	(92,295,823)	(90,723,844)	(100,537,618)

Operating costs and expenses	(1,042,443,083)	(1,022,632,925)	(1,026,473,443)

Operating income	545,823,041	499,962,329	448,277,942

Interest and related expenses	(9,855,549)	(19,938,321)	(13,672,071)
Interest and related income	2,728,721	4,377,768	4,102,884
Gains/(losses) on sales and disposals of fixed assets	(8,246,778)	(3,924,613)	(9,474,681)
Other net non-operating income/(expenses)	(996,684)	(2,567,885)	9,578,881
Extraordinary items	—	—	(50,915,335)

Income before income tax	529,452,751	477,909,278	387,897,620
Provision for income taxes	(143,305,228)	(159,643,314)	(128,132,791)

Net income	386,147,523	318,265,964	259,764,829

        Capital expenditures for this reportable segment for the years ended December 31, 2004, 2003 and 2002 were approximately Euro 158.8 million, Euro 168.5 million and Euro 282.7 million, respectively, and total assets as of December 31, 2004 and 2003 were approximately Euro 1,464.2 million and Euro 1,335.6 million, respectively.

34.4.  Brazilian Mobile

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002
Services rendered—external customers (Note 21)	1,183,397,482	1,093,778,637	1,048,632,419
Services rendered—intersegment revenues	(7,750)	24,134	438,283
Sales of merchandise and products—external customers (Note 21)	319,587,207	267,735,126	168,989,855

Operating revenues	1,502,976,939	1,361,537,897	1,218,060,557

Wages and salaries	(93,145,897)	(75,242,602)	(60,175,996)
Costs of telecommunications	(87,746,166)	(114,184,193)	(109,159,918)
Depreciation and amortization	(267,833,258)	(254,003,543)	(236,719,658)
Costs of products sold	(371,185,077)	(293,220,874)	(197,576,814)
Marketing and publicity	(68,269,102)	(50,479,600)	(28,810,396)
General and administrative expenses	(292,406,297)	(252,152,645)	(224,044,955)
Other net operating income	(93,879,883)	(67,555,012)	(85,607,551)

Operating costs and expenses	(1,274,465,680)	(1,106,838,469)	(942,095,288)

Operating income	228,511,259	254,699,428	275,965,269

Interest and related expenses	(214,182,985)	(219,227,392)	(212,600,748)
Goodwill amortization	(38,634,938)	(53,076,620)	(9,254,776)
Interest and related income	79,941,276	152,176,165	45,334,794
Gains/(losses) on sales and disposals of fixed assets	(1,842,721)	(4,743,592)	3,660,724
Equity in losses of affiliated companies	—	—	(88,641,563)
Other net non-operating income/(expenses)	(4,615,832)	(2,808,208)	125,011

Income before income tax	49,176,059	127,019,781	14,588,711
Provision for income taxes	(65,352,452)	(85,374,043)	(48,856,903)
Income applicable to minority interests	(43,014,109)	(51,527,882)	—

Net income/(loss)	(59,190,502)	(9,882,144)	(34,268,192)

        Net income of this reportable segment for the years ended December 31, 2004 and 2003 corresponds to 50% of the net income of Brasilcel, and for the year ended December 31, 2002, net income corresponds to Telesp Celular Participações results.

        Capital expenditures for 50% of VIVO for the years ended December 31, 2004 and 2003 were approximately Euro 264.5 million and Euro 164.6 million, respectively and 50% of the total assets of Brasilcel as of December 31, 2004 and 2003 amounted to Euro 4,044.6 million and Euro 3,742.4 million, respectively. In the year ended December 31, 2002 TCP's capital expenditures were approximately Euro 88.2 million.

34.5.  PT Multimédia

        Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002
Services rendered—external customers (Note 21)	616,240,929	544,080,630	475,777,581
Services rendered—intersegment revenues	817,860	786,529	856,400
Sales of merchandise and products—external customers (Note 21)	112,732,733	139,397,732	146,124,312
Sales of merchandise and products—inter segment sales	2,524	57,584	—

Operating revenues	729,794,046	684,322,475	622,758,293

Wages and salaries	(86,726,376)	(83,786,203)	(86,009,282)
Post-Retirement benefits	(558,863)	(1,139,803)	(1,277,171)
Costs of telecommunications	(26,783,807)	(25,165,051)	(25,189,171)
Depreciation and amortization	(58,610,282)	(62,989,542)	(73,090,945)
Own work capitalized	997,851	982,100	2,068,135
Costs of products sold	(25,657,733)	(59,060,297)	(66,624,370)
Marketing and publicity	(39,567,851)	(30,217,909)	(27,764,974)
General and administrative expenses	(312,025,311)	(306,572,517)	(296,912,833)
Other net operating income	(47,897,598)	(44,682,459)	(41,874,813)

Operating costs and expenses	(596,829,970)	(612,631,681)	(616,675,424)

Operating income	132,964,076	71,690,794	6,082,869

Interest and related expenses	(7,936,890)	(11,493,537)	(4,055,399)
Goodwill amortization	(14,803,469)	(13,622,067)	(38,766,281)
Interest and related income	1,249,283	6,529,136	3,176,197
Gains/(losses) on sales and disposals of fixed assets	(994,830)	(3,883,337)	(934,853)
Equity in earnings/(losses) of affiliated companies	988,135	(6,287,657)	(12,166,472)
Work force reduction program costs	(565,893)	—	(5,721,601)
Other net non-operating income/(expenses)	(3,278,264)	(6,869,410)	(9,965,493)
Extraordinary items	(77,563,309)	(61,667,538)	3,610,051

Income before income tax	30,058,839	(25,603,616)	(58,740,982)
Income taxes	82,615,694	55,758,667	4,284,446
Income applicable to minority interests	(2,304,550)	948,063	2,388,427

Net income/(loss)	110,369,983	31,103,114	(52,068,109)

        The net income for this reportable segment for the year ended December 31, 2004 was affected by: (i) a provision recorded by TV Cabo amounting to Euro 26,250,000 in connection with the dismantling of the analogue premium service and the implementation of a digital offer (Note 18); (ii) extraordinary costs amounting to Euro 40,000,000 related with provisions to cover estimated losses in the audiovisuals business (Note 18); and (iii) the initial recognition of deferred tax assets related with tax losses from previous years, since only in 2004 was obtained evidence that these tax losses can be realized.

        Capital expenditures for this reportable segment for the years ended December 31, 2004, 2003 and 2002 were approximately Euro 80.5 million, Euro 57.4 million and Euro 78.9 million, respectively, and total assets as of December 31, 2004 and 2003 amounted to Euro 1,145.7 million and Euro 900.7 million, respectively.

34.6.     Reconciliation of Operating Revenues and Net Income

a)    Operating revenues

	2004	2003	2002
Total relating to reportable segments	6,087,345,889	5,856,319,383	5,756,648,214
Total relating to other segments	440,823,444	404,819,337	346,042,109
Elimination of intragroup revenues	(505,315,362)	(485,027,145)	(520,657,203)

	6,022,853,971	5,776,111,575	5,582,033,120

b)    Net income

	2004	2003	2002
Total relating to reportable segments	669,327,672	368,682,276	495,246,339
Total relating to other segments	16,677,009	29,476,170	33,530,955
Other items:
Financial expenses related with loans obtained at group level	(178,784,093)	(165,325,475)	(178,756,687)
Exchange (Losses)/Gains with derivative instruments	(12,334,906)	(17,303,832)	147,846,301
Goodwill amortization at group level	(36,531,365)	(36,761,366)	(94,651,546)
Equity accounting in losses of affiliated companies, net	27,704,179	(11,791,756)	(57,690,370)
Provisions for financial instruments	11,305,603	82,498,690	(26,830,171)
Effect of change in tax rate	—	(56,118,907)	—
Adjustment of income tax	49,448,684	60,267,671	14,467,910
Minority interests not included on reportable segments	(46,687,388)	(13,388,170)	57,893,067

	500,125,395	240,235,301	391,055,798

c)     Total assets

	2004	2003
Total assets relating to reportable segments	10,631,070,000	9,947,546,169
Total assets relating to other segments	1,522,226,513	2,694,094,182
Goodwill	501,764,481	529,986,996
Investments in associated companies	308,348,166	386,187,913

	12,963,409,160	13,557,815,260

35.   Subsequent Events

        The following significant events occurred after 31 December 2004:

        On 5 January 2005 TCP successfully completed the capital increase of approximately BRL 2,054 million, which comprised the rights issue of BRL 2,000 million and the subscription in kind equivalent to the tax credits related to year 2003 in the amount of BRL 53.89 million. The proceeds of the rights issue were used to repay a bridge loan related to the TCO tender offer and to repay other short-term debt. With this capital increase the controlling shareholders increased the economic interest in TCP from 65.12% to 65.70%, through the ownership of 524,712 million common shares (94.90% of TCP's total common shares) and of 515,084 million preferred shares (50.02% of TCP's total preferred shares).

        On 28 February 2005 Portugal Telecom announced the sale by its subsidiary PT Multimédia of its financial investment in Lusomundo Serviços, including its 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste for a total consideration of Euro 173.8 million. With a view to simplifying the acquisition, prior to closing, PT will sell its 5.94% direct stake in Lusomundo Media to PT Multimédia, for a total consideration of Euro 10.1 million.

        On 10 May 2005 Portugal Telecom has completed the acquisition of 37,628,550 treasury shares at an average price of Euro 8.57, in connection with the share buyback program announced in 2003. After these transactions Portugal Telecom holds 37,628,550 of its own shares, equivalent to 3.23% of its share capital.

        On March 24, 2005, we issued Euro 1,000 million in notes under our global medium term notes program at a fixed interest rate of 3.75% per annum, maturing in 2012. On the same day, we issued Euro 500 million in notes under the program at a fixed interest rate of 4.375% per annum, maturing in 2017. In June 2005, we issued a Euro 500 million in notes under the program at a fixed interest rate of 4.5% per annum, maturing in 2025.

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

a)    Employee benefits

        PT Comunicações, PT-SI and Lusomundo (through its subsidiaries Jornal de Notícias and Diário de Notícias) have defined benefit pension plans covering certain current and former employees. The liability for payment of these benefits has been transferred to three autonomous pension funds. For Portuguese GAAP purposes the Company accounts for these plans in substance in accordance with IAS 19 since it considers that it is more adequate than Portuguese Directive 19 to reflect the post retirement benefits (Note 3 f)). Under U.S. GAAP, the Company accounted for these benefits on a basis consistent with Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" ("SFAS 87") effective January 1, 1993. The differences between the calculation of pension cost and funded status under Portuguese GAAP and U.S. GAAP are as follows:

            (i)  The transition dates and amounts of transition assets (or obligation) and unrecognized actuarial net gains (or losses), which leads that the unrecognized obligations are higher under U.S. GAAP;

           (ii)  Timing and calculation of effects of curtailment costs related with Marconi employees;

          (iii)  In the amortization of net gains and losses, the 10% corridor is not used for Portuguese GAAP;

          (iv)  U.S. GAAP allows the amortization of prior service cost, while Portuguese GAAP requires these costs to be recognized immediately;

           (v)  The use of the market related value of assets for U.S. GAAP, but not for Portuguese GAAP, which leads to differences in the expected return on assets.

          (vi)  Portuguese GAAP does not include a requirement to set up a Minimum Liability Adjustment.

        The net effects of these differences leads to: (i) the recognition of a higher liability in Portugal Telecom's consolidated balance sheet as of December 31, 2004 under Portuguese GAAP, (ii) recognition of a lower periodic pension cost under Portuguese GAAP, and (iii) the recognition of a Minimum Liability Adjustment as a component of U.S. GAAP other comprehensive income, reflecting the unfunded portion of the accumulated benefit obligation.

        Additionally, PT Comunicações maintains health care plans that provide benefits to employees, retirees and eligible relatives. For Portuguese GAAP purposes the Company accounts for these plans in substance in accordance with IAS 19 (Note 3 g)). For U.S. GAAP purposes, the Company has adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" ("SFAS 106") effective January 1, 1995. The differences between the calculation of health care cost under Portuguese GAAP and U.S. GAAP are:

            (i)  The transition dates and amounts of transition assets (or obligation) and unrecognized actuarial net gains (or losses), which leads that the unrecognized obligations are higher under U.S. GAAP;

           (ii)  Timing and calculation of effects of curtailment costs related with Marconi employees; and

          (iii)  In the amortization of net gains and losses, the 10% corridor is not used for Portuguese GAAP.

b)    Revaluation of fixed assets

        In previous years, to reflect the impact of inflation, Portuguese legislation allowed companies to revalue their fixed assets in accordance with applicable official inflation rates. Depreciation of fixed assets is computed on the revalued amounts. In addition, original acquisition cost plus 60% of the additional revaluation effect are deductible for corporate income tax purposes. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

c)     Intangible assets and deferred costs

        Under Portuguese GAAP, costs relating to start-up expenses and research and development may be capitalized as intangible assets and amortized, or deferred to future periods and amortized over the period of time the related benefits are anticipated to be received. Under U.S. GAAP, these costs generally should be expensed in the period in which they are incurred.

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

e)     Accounting for certain investments in debt and equity securities

        Under Portuguese GAAP, investments in debt and equity securities are carried at the lower of cost or market value, less a provision for estimated losses, where applicable. Under U.S. GAAP companies are required to adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in marketable securities be divided into three categories: trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (debt securities that the Company has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). In accordance with SFAS 115, the Company has classified its investments in BES, Telefónica and Media Capital as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders' equity (other comprehensive income). Unrealized losses that are other than temporary are charged to income.

f)     Legal proceedings with employees

        The Portuguese government committed to assume the costs for resolving current and any future claims relating to legal proceedings with employees related to the period prior to the formation of Portugal Telecom, which would offset in income any related charge for Portuguese GAAP purposes. For U.S. GAAP purposes, amounts paid by the government would be recorded as a direct increase to shareholders' equity. In the years ended December 31, 2004 and 2003 no amounts were paid by the government.

g)     Provision for re-equipment

        Portugal Telecom recorded an additional depreciation to reflect the economic lives of some basic equipment (analogical switching equipments), which we believe are lower than the ones established pursuant to specific Portuguese legislation.

        Under Portuguese GAAP this additional depreciation has been classified in the caption "Other non-current liabilities", while under U.S. GAAP it is recorded as accumulated depreciation of the related fixed assets. This reclassification has been included in the balance sheet under U.S. GAAP.

h)    Distribution of profits to employees

        Under Portuguese GAAP, it is acceptable under defined circumstances, to charge equity for distribution of profits to employees. Under U.S. GAAP such payments are considered a component of payroll expenses, and classified in the income statement.

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

j)     Provisions for restructuring costs

        The Company has recorded in previous years provisions for special termination benefits related to estimated costs of voluntary severance programs in accordance with Portuguese GAAP. In general, U.S. GAAP requires, that such special termination benefits be recorded when the employees accept the offer and the amount can be reasonably estimated. As such, the timing of the recognition of these costs differs between Portuguese GAAP and U.S. GAAP.

k)    Comprehensive income

        Under U.S. GAAP, companies are required to adopt Statement of Financial Accounting Standards No. 130, "Reporting on Comprehensive Income" ("SFAS 130"). Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources; it includes all changes in equity during a period except those resulting from investments by owners. Under Portuguese GAAP, companies are not required to report on comprehensive income.

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

        As a result of the transaction described above under Portuguese GAAP, Portugal Telecom's consolidated balance sheet as of December 31, 2004, 2003 and 2002 includes the proportional consolidation of 50% of Brasilcel's assets and liabilities. The consolidated net income of the Company for the year ended December 31, 2004 and 2003 also includes the proportional consolidation of 50% of Brasilcel's results. However, the consolidated net income for the year ended December 31, 2002 includes the full consolidation of Telesp Celular's results as Telesp Celular was controlled by the Company during that period until the date of contribution to the joint venture (December 27, 2002).

        Accordingly, for purposes of the net income reconciliation between Portuguese and U.S. GAAP, Portugal Telecom has included 50% of the differences between Portuguese and U.S. GAAP related to Brasilcel for the years ended December 31, 2004 and 2003, and 100% of the differences related to Telesp Celular for the year ended December 31, 2002. For purposes of the shareholders' equity reconciliation between Portuguese GAAP and U.S. GAAP, Portugal Telecom has included 50% impact of the adjustments related to its investment in companies contributed to Brasilcel for the years ended December 31, 2004, 2003 and 2002.

        For U.S. GAAP purposes, the investment in Brasilcel is accounted for using the equity method of accounting as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Such difference in consolidation method does not have any effect in our Portuguese GAAP or U.S. GAAP results. However, for purposes of the presentation of the differences between Portuguese GAAP and U.S. GAAP related to Brasilcel in the net income reconciliation for the periods ended December 31, 2004 and 2003 and shareholders' equity reconciliation for the years ended December 31, 2004, 2003 and 2002, such adjustments are included in one line named "U.S. GAAP adjustments of equity investees". For purposes of net income reconciliation between Portuguese GAAP and U.S. GAAP for the year ended December 31, 2002, the differences between Portuguese GAAP and U.S. GAAP related to Telesp Celular are included line by line.

m)   Subsidiaries excluded from consolidation

        Under Portuguese GAAP, subsidiaries which are deemed to be immaterial can be excluded from consolidation. Accordingly, the Company has excluded certain subsidiaries from consolidation as indicated in Exhibit I.2. to the consolidated financial statements. Under U.S. GAAP all investments for which the Company owns greater than 50% of the voting common stock (or otherwise demonstrates control) should be consolidated. The impact of this difference as of December 31, 2004, 2003 and 2002 is immaterial.

n)    Business combination

        In February 2000 PT Multimédia acquired the total share capital of Zip.net. The acquisition agreement contained an embedded option on shares of PT Multimédia with the vendors of Zip.net to put shares to PT Multimédia or Portugal Telecom. Furthermore, the Company determined that option qualified as a derivative instrument. Under U.S. GAAP, this embedded derivative represents a net written option. Under U.S. GAAP net written options must be recorded at fair value, with changes in fair value recorded through earnings. As of the date of the business combination, the fair value of such net written option amounted to a liability of €32,218,907, and such value was recorded as a component of U.S. GAAP purchase price related to the acquisition of Zip.net. Subsequent to the date of acquisition, this net written option was recorded, for purposes of U.S. GAAP, at fair value, with changes in fair value being reported through earnings. On June 30, 2001, such net written option was exercised and the Company acquired from the vendors of Zip.net the PT Multimédia shares.

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

        On the exercise date in 2001, the Company acquired the PT Multimédia shares, for a cash price of €161,683,951. Under Portuguese GAAP, the Company allocated entirely to goodwill the excess of purchase price over the carrying value of the shares acquired. Under U.S. GAAP the goodwill was recorded based on the fair value of the shares acquired at that date, considering the cash and liabilities assumed. The difference on the amount of goodwill recorded under U.S. GAAP generated a reduction on the goodwill amortization charge through December 31, 2001. The difference as of December 31, 2001 of the amount of goodwill, net of accumulated depreciation amounted to €144,554,615. Following the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes (Note 36 q)).

        During 2004, PT Conteúdos (a wholly owned subsidiary of PT Multimédia) acquired an additional 16.67% stake in Sport TV, for an amount of Euro 16.3 million, thereby increasing its ownership in Sport TV to 50%. For Portuguese GAAP, the Company allocated the excess of purchase price over the carrying value of the net assets acquired to goodwill. This goodwill is being amortized over 20 years. For U.S. GAAP, the excess of purchase price over the fair value of the net assets acquired, was allocated to intangible assets related to the television rights that Sport TV owns from the Portuguese football league until 2008 (amounting Euro 22,126,657). This intangible is being amortized for a four year period, corresponding to the period for which Sport TV has these rights.

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

        SAB 101 requires the Company to record revenues from certain transactions in a different manner than under Portuguese GAAP, such as:

            (i)  Connection Fees:

        Under Portuguese GAAP, the Company recognizes in earnings all non-refundable fees charged to customers for initial connection of services at the time that the initial connection is established since it considers that all services and goods relating to such installation have been provided. Under SAB 101, the Company is required to defer connection fee revenues as income ratably over the estimated average life of its customers.

        The Company has estimated the following average lives of customers of its various businesses for which initial fees are being charged:

  •
  Cable / internet access: 5 years

  •
  Fixed line telephony: 15 years

        The estimated average subscriber lives listed above are based on management's best estimates. Such estimates are subject to revision, based on changes in customer demographics, the introduction of increased competition, as well as other factors.

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

           (ii)  Prepaid phone cards:

        Up to December 31, 2001 the Company for Portuguese GAAP recorded revenues from the sale of prepaid phone cards, at the time that the customer remits the cash payment for the card. Under SAB 101, the Company is required to recognize revenues from the sale of prepaid phone cards as the minutes on such cards are used. As of December 31, 2002 for Portuguese GAAP, the Company changed its method of recording revenue for prepaid phone cards and recorded an extraordinary provision corresponding to the estimated minutes to be used in future periods to determine the amount of income to be deferred. From January 1, 2003 the Company began to recognize revenues from prepaid phone cards based on minutes of usage.

          (iii)  Sales and cost of handsets:

        Under Portuguese GAAP and U.S. GAAP sales and cost of handsets are being recorded in earnings, except for those sales of handsets to corporate clients with enforceable contracts, which are amortized over two years. However, under Portuguese GAAP the amount being amortized is recorded as a net operational cost. Under U.S. GAAP both deferred amounts are being recorded in earnings as respective revenues and cost of goods sold. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders' equity reconciliation to U.S. GAAP.

          (iv)  Value-added and other sales taxes:

        In Brasilcel's subsidiaries these taxes are recorded in revenue, net of related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and goods. Accordingly, this difference in accounting has no impact in net income (loss) nor in shareholders' equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by €274,248,096 for the year ended December 31, 2002. For the years ended December 31, 2004 and 2003 this difference had no effect for U.S. GAAP purposes, since Brasilcel's results were consolidated under the equity method (Note 36 l)).

           (v)  Roaming charges

        Brasilcel's subsidiaries have roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Company for the service at the applicable rates. Conversely, when one of the Company's customers roams outside the coverage area, the Company pays the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under Portuguese GAAP, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) nor in the reconciliation of shareholders' equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by €113,595,703 for the year ended December 31, 2002. For the years ended December 31, 2004 and 2003 this difference had no effect for U.S. GAAP purposes, since Brasilcel's results were consolidated under the equity method (Note 36 l)).

          (vi)  Subscriber acquisition costs

        Under Portuguese GAAP and U.S. GAAP, those direct inherent costs related to commission paid on activation of cellular handset have been deferred over the life of each respective contract (normally two years). These contracts are legally enforceable and binding.

        Considering the future IFRS adoption, the Company under IFRS will be expensing these costs when incurred. Since both methods of accounting are acceptable under U.S. GAAP (deferral of direct inherent costs in relation to enforceable contracts during the contract period or expensing such cost when incurred). In order to facilitate the conversion between the future IFRS figures and U.S. GAAP, the Company has decided to change its accounting principle under U.S. GAAP during 2004 and has decided to record under U.S. GAAP all direct inherent costs in earnings when incurred.

        The effect of such change of accounting principle in 1 January 2004, under U.S. GAAP, resulted in a decrease in current assets of €25,349,626 gross of tax effect and in an after tax loss of €18,378,479, of which €24,175,458 corresponds to the cumulative effect of a change in accounting principle.

         (vii)  Revenue Arrangements with Multiple Deliverables—EITF 00-21

        Portugal Telecom has adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple-

element revenue arrangements for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

        EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables). In addition, the amount allocable to a delivered item is always limited considering the contingent amount due the delivery of additional service or meeting any other specified performance conditions and/or to its fair value.

        Handsets are sold many times in a bundled package to the customers, as the handsets and the air-time are price-sensitive and, thus, volatile in a competitive marketplace, the determination of fair values in the mobile phone sector business is quite complex.

        Portugal Telecom has made an analysis, in accordance with EITF 00-21, to identify all products and services sold in bundled packages. For TMN (our mobile operator in Portugal) the main activities affected by this new literature related to the prepaid and contract cellular services.

        For the mentioned activities, upon customer activation, arrangement consideration received is allocated to each unit of accounting based on their relative fair values. As nonrefundable, up-front connection fees charged do not meet the criteria of a separate unit of accounting, the additional arrangement consideration received from connection fees or up-front fees is allocated to the other delivered item(s) to the extent that the aggregate handsets and connection fee or up-front fee proceeds do not exceed the allocated fair value of the handsets. Any connection fee or up-front fees proceeds not allocated to the delivered handsets is deferred upon connection and recognized as service revenue over the expected customer relationship period. The amount allocable to a delivered item (the handset) is always limited to the amount that is not contingent upon the delivery of additional service (the airtime) or meeting other specified performance conditions (the non contingent amount).

        Therefore, given the above, the effect of the application of the EITF 00-21 resulted in a total effect €1.5 million on December 31, 2004, which basically related to certain amounts that have been classified as revenue contingent upon the delivery of additional service.

p)    Derivative instruments under SFAS 133

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge relationship, the changes in the fair value of the derivative and the change in fair value of the hedged item for the risk being hedged are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the changes in the fair value of the derivative will be recorded in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognized immediately in earnings together with any ineffective portion of designated hedge strategies.

        Even though the company uses derivatives as part of its risk management strategy in order to mitigate economic foreign currency and interest risks, those instruments have not been formally designated as accounting hedging relationships as required by SFAS 133. As a result, for U.S. GAAP purposes, all derivative instruments have been recorded at fair value with related changes in fair value recorded in earnings immediately.

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

        During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill for its media businesses and recorded an additional impairment of €226.2 million (net of minority interest). This impairment was reflective of the overall decline in estimated market values of the media business in the PT Multimédia segment based on trends in publicity investment in 2002. This charge was recorded net of minority interest of €174.4 million, and includes charges to reduce the carrying value of goodwill of those businesses by €400.6 million. The impairment amount of €400.6 million includes an amount of €337.0 million recorded under Portuguese GAAP. The difference amounting to €63.6 million was included in the reconciling item between Portuguese GAAP and U.S. GAAP and was included in the shareholders' equity reconciliation between Portuguese GAAP and U.S. GAAP as of December 31, 2004, 2003 and 2002.

        In 2004, under Portuguese GAAP the Company has performed an impairment test based upon the cash-generating unit to which the goodwill has been allocated, which is a lower level than on a U.S. GAAP basis. As a result of such test, the Company has recorded a provision for impairment of goodwill related with audiovisuals business, amounting to €40 million. Under U.S. GAAP, impairment tests are performed at the reporting unit level, which is a higher level than the cash-generating unit related with audiovisuals business. This analysis concluded that the fair value of the reporting unit exceeds its carrying amount and the goodwill was not deemed to be impaired. Accordingly, for U.S. GAAP purposes, the Company reversed the provision recorded under Portuguese GAAP.

        Additionally, in 2004, based on the impairment analysis over the goodwill on the equity investments, the Company, for U.S. GAAP purposes recorded an impairment on the goodwill of its Páginas Amarelas equity investment, amounting to €9 million. This impairment was recorded by comparing the fair value of the investment with its carrying value.

        For the years ended December 31, 2004 and 2003 according with Company analysis there are no additional impairment situations in goodwill and intangible assets.

        For purposes of adopting SFAS 142, the Company's measurement of fair value was based on an evaluation of future discounted cash flows, as well as recently-performed valuation studies. This evaluation used the best information available to the Company, including reasonable and supportable assumptions and projections. The Company's discounted cash flow evaluation used various discount rates that correspond to the weighted-average cost of capital in the countries and regions in which the underlying businesses operate.

        The impairment charges are non-cash in nature and do not affect the Company's liquidity or result in the non-compliance with respect to any debt covenants.

        Substantially all of the intangible assets recorded on Portugal Telecom's consolidated balance sheet under U.S. GAAP are intangible assets with finite useful lives and consist of telecommunications licenses (UMTS license) and operating concessions (Basic network concession), which are amortized over the period of the license (Note 3 e)).

        The carrying values of goodwill, net of accumulated depreciation, under U.S. GAAP by business segment and other companies as of December 31, 2004 and 2003 are as follows:

	2004	2003
Wireline businesses	306,615,108	308,086,659
Multimedia businesses	209,568,578	205,785,128
Other businesses:
Primesys	27,175,959	26,873,163
PT Sistemas de Informação	11,312,991	12,154,908
Cabo Verde Telecom	8,896,620	8,616,296
Other	6,002,558	5,160,641
Equity Investments:
Páginas Amarelas	79,287,531	88,635,279
Unitel	34,676,880	34,957,031
Other	10,543,798	951,038

	694,080,023	691,220,143

        The Company recorded amortization expense related to intangible assets of €41.4 million and €30.7 million for the years ended December 31, 2004 and 2003. For the year ended December 31, 2002, the Company recorded amortization expense related to intangible assets amounting to €58.2 million, considering including the effects of Telesp Celular. The estimated intangible assets amortization expense for each of the following five years is approximately €44.2 million.

        For Portuguese GAAP the Company recorded in its primary financial statements as of December 31, 2001, a provision for impairment, related with its investment in Telesp Celular. This provision was computed, under Portuguese GAAP, based on the difference between the carrying values of the Company's investments (including goodwill) and a fair value computed using a discounted cash flow methodology. For U.S. GAAP purposes, up to December 31, 2001 the Company had been applying the requirements of SFAS 121 for the analysis of impairment issues regarding goodwill generated on the acquisitions of its principal investments. Up to that date, no goodwill or intangible asset impairment was indicated, including the intangible assets related to the Company's investment in Telesp Celular. Accordingly, this provision for impairment recorded by the Company under Portuguese GAAP as of December 31, 2001, 2002 and 2003 was reversed for U.S. GAAP purposes. During 2004, under Portuguese GAAP, this provision has been assigned to certain loans granted to our equity investment in UOL (Note 10). Under U.S. GAAP, as explained in note 36.b1, the effect of the application of FIN 46(R) to our equity investment in UOL resulted in an effect of €7.8 million in addition to the provision already assigned under Portuguese GAAP. Therefore for the period ended December 31, 2004 this provision assigned under Portuguese GAAP has not been reversed for U.S. GAAP purposes and considered in connection with the application of FIN 46(R) to our equity investment in UOL.

r)     Progressive licenses amortization

        For Portuguese GAAP purposes, the value allocated to the licenses of band A owned by Vivo subsidiaries and the licenses of band B acquired by Global Telecom and TCO to operate in the Brazilian telecommunications market are being amortized on a progressive scale based on the expected revenues for each company. For U.S. GAAP purposes, the Company uses a straight-line method of amortization over the period of such licenses.

s)     Marconi goodwill

        Under Portuguese GAAP, the Company recorded the acquisition cost of its purchase of Marconi at a lower amount than it would be recorded under U.S. GAAP, due to the fact that this acquisition was paid in Portugal Telecom shares. As a result, the Company has a larger amount of goodwill from this acquisition under U.S. GAAP, resulting in additional amortization expense of €103,975 during 2001. From January 1, 2002, for U.S. GAAP purposes, goodwill was no longer amortized, but was subject to annual impairment testing under SFAS 142, as described above.

t)     Accounting for investee losses when the investor has loans to the investee

        As of December 31, 2004, the Company granted loans to affiliated companies accounted for by the equity method with negative equity position. For U.S. GAAP the Company has applied the guidance under EITF 98-13 and EITF 99-10 and considered that such a part of a loss arising from those affiliated companies had to be assigned to the respective loans granted. In addition, the application of FIN 46(R) resulted in consolidation of some affiliated companies accounted for by the equity method that previously had a reconciling effect of EITF 98-13 and EITF 99-10, which were no longer applicable for consolidated entities. Therefore in 2004, €54.2 million included in this adjustment attributable to such entities have been reclassified to Item 36.b1) since these investments had been consolidated under U.S. GAAP in 2004.

u)    Difference with Brasilcel investment

        Following the completion of the joint venture by Portugal Telecom and Telefónica Móviles for the Brazilian mobile telecommunications market (Note 1 b)), the carrying value under Portuguese GAAP of the investments contributed to Brasilcel was written down to their estimated fair values at the end of 2002.

        Under U.S. GAAP, the carrying value of the investments contributed to Brasilcel was lower than the carrying value under Portuguese GAAP, as a result of the historical U.S. GAAP adjustments.

        Therefore, the accumulated Portuguese GAAP to U.S. GAAP difference for the carrying amount of the investments contributed to Brasilcel, at the date of the formation of the joint venture, amounting to €455,883,040, has been reclassified and considered in connection with the other adjustments arising as from the contribution date as part of the U.S. GAAP adjustment of equity investees in our reconciliation presented in Note 37.

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

w)    Offering expenses

        Under Portuguese GAAP, expenses incurred in connection with capital increase were recorded as net financial expenses. Under U.S. GAAP, costs related to an offering of equity securities should be reported as a reduction of the proceeds of the offering. The U.S. GAAP adjustment represents the reversal of the net financial expenses.

x)     Purchase accounting in Brasilcel's subsidiaries

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

        Under U.S. GAAP, the cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Under U.S. GAAP, under SFAS 142, goodwill is not subject to amortization, but rather it is subject to at least an annual assessment for impairment by applying a fair-value-based test.

        For U.S. GAAP purposes, the purchase price of the remaining 51% of the outstanding common stock of the Holdings was allocated as follows:

	Amount
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

        TCP acquired the remaining interest in the Holdings pursuant to a purchase commitment that fixed the purchase price for the remaining 51% of the outstanding common stock of the Holdings (representing a 17% economic interest). At the date of the acquisition, the contracted purchase price exceeded the fair value of the acquired interest in the Holdings. On December 31, 2002, under Portuguese GAAP, TCP recorded a reserve for loss on its investments of R$170,846. After the recognition of impairment, the remaining goodwill balance amounted to R$722,693. Under U.S. GAAP, an impairment of R$421,398 was recorded, representing the total amount of the goodwill balance at December 31, 2002. Under both Portuguese and U.S. GAAP, the fair value of the Holdings was estimated based on an independent valuation made by "BES Investimento do Brasil S.A."

        The following table presents the Company's unaudited consolidated pro forma results under Brazilian GAAP of operations of the Holdings for the year ended December 31, 2002, as if the above acquisitions had been completed on January 1, 2002 and 2001, respectively. The consolidated pro forma information includes adjustments related to additional financing that was required to complete the acquisitions. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results (amounts stated in R$):

Net operating revenues	3,897,106
Operating loss	(921,885)
Net loss	(1,248,999)
Basic and dilute earnings per thousands shares—common and preferred	(1.82)

           (ii)  Acquisition of TCO

        For U.S. GAAP purposes, the purchase price of the acquisitions of TCO described in Note 1 b), was allocated as follows:

	Amount
Amounts representing 90.7% of the historical net assets of TCO under U.S. GAAP	429,842
Fair Value Adjustments:
Property and equipment	42,212	(a)
Intangible assets—customer list	163,885	(b)
Debt	5,125	(c)
Intangible related to concession	605,230	(d)
Goodwill	831,052	(e)

Purchase Price	2,077,345

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

y)     Cross border lease operations

        In 2003, the Company entered into a cross border lease operation related with terminal equipment of Wireline, Mobile and Cable businesses (Note 12). Pursuant this operation, the Company recorded a gain amounting to €5.7 million, corresponding to the upfront fee received. Under Portuguese GAAP this fee was considered as a non-refundable fee and it was recorded directly in earnings. Under U.S. GAAP this fee is recorded as a liability related to the guarantee surrendered and is being recognized for the period of the contract (6 years).

z)     Sale of real estate

        Under Portuguese GAAP, sale under operating lease of real estate property (office buildings) has been reflected as a disposal with a related net gain amounting to €38.9 million recorded for the year ended December 31, 2003 and a portion of €27 million deferred over the period of the lease.

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

        The Company evaluated its leased and owned assets used in its operations in Portugal and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before the Company had obtained ownership or use of the related asset.

        The effects of the adoption of this standard in the financial statements for the year ended December 31, 2003 resulted in an increase in non-current assets, current liabilities and non-current liabilities of €8,792,559, €2,817,506 and €19,671,207 gross of tax effect, respectively, and in an after-tax loss of €9,929,712, of €7,388,840 corresponds to the cumulative effect of a change in accounting principle.

b1)  FIN 46 R—Variable interest entities and related transactions

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46"). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity ("VIE"). This Interpretation applies immediately to VIEs created after January 31, 2003.

        In December 2003, the FASB published a revision to FIN 46 ("FIN 46R"), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

        Portugal Telecom assessed the adoption of FIN 46R as of December 31, 2004, and given to the fact that Portugal Telecom provides more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the some of its equity investees, we concluded that, UOL, Sport TV and Sportinveste Multimédia should have been consolidated under the requirements of FIN 46 (R). Accordingly, for U.S. GAAP, the Company consolidated the assets, liabilities and results of these companies for the year ended 2004. The related impact of such on the consolidated financial statements would be as follows:

Increase/ (Decrease)
Current Assets	135,086,676
Total Assets	122,906,201
Current Liabilities	109,446,919
Total Liabilities	156,786,348
Net Income for the Year	(33,880,147)
Shareholders Equity	(33,880,147)

        In addition, considering that most of these entities had previous years accumulated loss for an amount higher then their respective shareholder's equity, the impact of the consolidation of such entities in accordance with FIN 46 (R) resulted in a reduction of our net income and shareholder's equity under U.S. GAAP for an amount of €33.9 million.

        Portugal Telecom also determined that cross-leasing transactions with different third parties in the case of Qualified Technical Equipment ("QTE") leases include entities that are considered VIEs. Portugal Telecom concluded that, for this transaction, the Company is the primary beneficiary. Accordingly, the Company consolidated the respective VIEs. The related impact on the consolidated financial statements for the year ended December 31, 2004, was to increase the assets (cash deposit as a restricted asset) and financial liabilities, by €840.5 million. The effect of the consolidation of this VIE had no impact in net income (loss) nor in shareholders' equity reconciliation to U.S. GAAP.

37.   Reconciliation between Net Income and Shareholders' Equity Determined Under Portuguese GAAP and U.S. GAAP

        The following is a summary of the significant adjustments to net income for the years ended December 31, 2004, 2003, and 2002 which would be required if U.S. GAAP had been applied instead of Portuguese GAAP in the consolidated financial statements.

		Year ended December 31,
	Notes	2004	2004	2003	2002
		US$	€	€	€
Net income according to the consolidated financial statements prepared under Portuguese GAAP		606,652,104	500,125,395	240,235,301	391,055,798

Adjustments to conform with U.S. GAAP:
Increase (decrease) due to:
Pension benefits	36 a)	(32,996,451)	(27,202,350)	20,702,350	23,577,801
Health care benefits	36 a)	(11,918,731)	(9,825,829)	(4,950,171)	(3,405,000)
Depreciation of revaluation adjustment	36 b)	22,269,307	18,358,868	20,616,526	13,020,893
Additional gains on sale of revalued fixed assets	36 b)	1,471,022	1,212,714	9,442,102	3,987,665
Intangible assets	36 c)	(241,853)	(199,384)	8,109,414	25,184,929
Deferred costs	36 c)	2,077,258	1,712,496	(1,801,817)	6,655,780
Capitalized interest(1)	36 d)	(6,630,355)	(5,466,080)	(3,168,496)	2,357,454
Unrealized gains on available for sale securities	36 e)	(849,100)	(700,000)	—	—
Employees—legal proceedings	36 f)	—	—	—	(111,577)
Distribution of profits to employees	36 h)	(7,545,600)	(6,220,610)	(3,212,316)	—
Provision for restructuring	36 j)	(1,432,867)	(1,181,259)	(4,856,176)	9,716,374
Business combination	36 n)	(3,354,954)	(2,765,832)	—	—
Revenue recognition	36 o)	18,880,179	15,564,864	12,152,241	65,413,638
Derivative instruments under SFAS 133	36 p)	18,261,594	15,054,900	8,887,254	78,035,474
Goodwill amortization	36 q)	70,945,399	58,487,551	57,536,150	97,133,799
Reversal of provision for impairment	36 q)	2,186,451	1,802,515	(60,618,184)	(845,159,454)
Goodwill impairment	36 q)	(11,338,818)	(9,347,748)	—	—
Progressive licenses amortization(2)	36 r)	—	—	—	(15,376,288)
Accounting for tax losses carryforwards	36 v)	—	—	—	1,349,519,000
Offering expenses(2)	36 w)	—	—	—	12,925,708
Purchase accounting(2)	36 x)	—	—	—	66,371,964
Other adjustments related with Telesp Celular(2)		—	—	—	4,831,514
Cross border lease operations	36 y)	1,166,758	961,878	(5,545,556)	—
Sale of real estate	36 z)	(2,687,115)	(2,215,264)	(36,996,469)	—
Asset retirement obligation	36 a1)	(2,382,377)	(1,964,037)	(2,668,035)	—
Accounting for investee losses when the investor has loans to the investee	36 t)	52,849,844	43,569,533	(54,242,901)	—
Application of FIN 46 R	36 b1)	(41,096,618)	(33,880,147)	—	—
U.S. GAAP adjustments of equity investees(2)	36 l)	(16,640,533)	(13,718,494)	11,803,232	—
Deferred tax effect on the above adjustments		(11,781,927)	(9,713,048)	(55,284,405)	(61,962,866)
Effect of U.S. GAAP adjustments on minority interests(3)		(27,379,650)	(22,571,847)	(10,597,285)	91,533,653

Net adjustments		11,830,862	9,753,390	(94,692,542)	924,250,461

Net income before change in accounting principles in accordance with U.S. GAAP		618,482,966	509,878,785	145,542,759	1,315,306,259
Cumulative effect of a change in accounting principles SFAS 142	36 q)	—	—	—	(1,038,939,986)
Cumulative effect of a change in accounting principles SFAS 143	36 a1)	—	—	(7,388,840)	—
Cumulative effect of a change in accounting principles—subscriber acquisition costs	36 o)	(29,324,831)	(24,175,458)	—	—

Net income after change in accounting principles in accordance with U.S. GAAP		589,158,135	485,703,327	138,153,919	276,366,273

Basic earnings per share before change in accounting principles—US$/Euro		0.51	0.42	0.12	1.05

Basic earnings/(losses) per share after change in accounting principles—US$/Euro		0.49	0.40	0.11	0.22

Weighted average number of shares outstanding(4)		1,210,976,939	1,210,976,939	1,249,778,188	1,253,880,328

Earnings per share before change in accounting principles assuming dilution US$/Euro		0.50	0.41	0.12	0.99

Earnings/(losses) per share after change in accounting principles assuming dilution US$/Euro		0.47	0.39	0.11	0.21

Weighted average number of shares outstanding(5)		1,242,545,630	1,242,545,630	1,249,778,188	1,343,089,705

(1)
Includes the effect of capitalized interest and the related depreciation amounting to €7,055,807, €7,937,678 and €7,950,239 for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)
As referred in Note 36 l), U.S. GAAP adjustments to net income related with the investment in Brasilcel for the years ended December 31, 2004 and 2003 are stated only in one line named "U.S. GAAP adjustments of equity investees", whilst in 2002 those adjustments referred only to Telesp Celular and were included in the appropriate line items by adjustment concept. The detail of the U.S. GAAP adjustments of equity investees as of December 31, 2004 and 2003, is as follows:

	Notes	2004	2003
Deferred costs	36 c)	1,361,000	(5,189,330)
Capitalised interest	36 d)	89,113	(3,327,287)
Revenue recognition	36 o)	(3,613,332)	(33,182)
Application of SFAS 133	36 p)	(8,079,743)	34,775,488
Reversal of goodwill amortization	36 q)	36,454,562	17,281,094
Progressive licenses amortization	36 r)	(15,156,465)	(15,419,568)
Purchase accounting(i)	36 x)	(24,773,629)	(16,283,983)

		(13,718,494)	11,803,232

  (i)
  This adjustment refers to differences arising in the carrying values of assets and liabilities with the adoption of the purchase accounting method.

(3)
Represents the net effect of the U.S. GAAP adjustments on minority interest in the income of the Company's subsidiaries.

(4)
The weighted average number of shares is considering the number of shares issued, excluding treasury shares.

(5)
For the years ended December 31, 2004 and 2002, the weighted average number of shares is computed considering the number of shares issued, excluding treasury shares, and the number of shares from the exchangeable bonds, assuming conversion in shares. For the year ended December 31, 2003, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share after change in accounting principles, since they would be antidilutive.

        The following is a summary of the significant adjustments to shareholders' equity as of December 31, 2004, 2003 and 2002 which would be required if U.S. GAAP had been applied instead of Portuguese GAAP in the financial statements.

		Year ended December 31,
	Notes	2004	2004	2003	2002
		US$	€	€	€
Shareholders' equity according to the consolidated financial statements prepared under Portuguese GAAP		3,280,894,710	2,704,777,172	2,940,826,925	3,111,324,230

Adjustments to conform with U.S. GAAP:
Increase (decrease) due to:
Pension benefits	36 a)	(708,086,324)	(583,748,000)	(392,808,650)	(309,163,000)
Health care benefits	36 a)	88,899,557	73,289,000	83,114,829	88,065,000
Revaluation of fixed assets	36 b)	(212,080,175)	(174,839,386)	(196,957,276)	(227,015,904)
Intangible assets	36 c)	(35,973,907)	(29,656,972)	(39,830,541)	(47,939,955)
Deferred costs	36 c)	(3,054,898)	(2,518,465)	(5,172,960)	(3,371,143)
Capitalized interest(1)	36 d)	64,300,138	53,009,182	58,210,528	61,379,024
Unrealized gains on available for sale securities	36 e)	4,792,130	3,950,643	961,763	(2,800,000)
Provision for restructuring	36 j)	1,455,600	1,200,000	7,860,198	12,716,374
Business combination	36 n)	(178,699,702)	(147,320,447)	(144,554,615)	(144,554,615)
Revenues recognition	36 o)	(210,131,543)	(173,232,929)	(155,452,334)	(167,604,575)
Derivative instruments under SFAS 133	36 p)	32,256,915	26,592,675	11,537,775	2,650,521
Goodwill amortization	36 q)	251,816,846	207,598,389	151,713,804	97,133,799
Reversal of provision for impairment	36 q)	48,520,000	40,000,000	38,197,485	98,815,669
Goodwill impairment	36 q)	(118,454,496)	(97,654,160)	(88,306,412)	(88,306,412)
Marconi goodwill	36 s)	1,639,579	1,351,673	1,351,673	1,351,673
Cross border lease operations	36 y)	(5,170,980)	(4,262,968)	(5,545,556)	—
Sale of real estate	36 z)	(47,563,832)	(39,211,733)	(36,996,469)	—
Asset retirement obligation	36 a1)	(33,085,930)	(27,276,117)	(13,696,154)	—
Accounting for investee losses when the investor has loans to the investee	36 t)	(12,946,795)	(10,673,368)	(54,242,901)	—
Application of FIN 46	36 b1)	(41,096,618)	(33,880,147)	—	—
U.S. GAAP adjustments of equity investees(2)	36 l)	(548,990,427)	(452,588,975)	(442,931,730)	(453,482,381)
Deferred tax effect on the above adjustments		370,935,672	305,800,224	260,148,785	282,658,909
Effect of U.S. GAAP adjustments on minority interests(3)		(2,650,614)	(2,185,172)	21,544,508	31,886,897

Net adjustments		(1,293,369,804)	(1,066,257,053)	(941,854,250)	(767,580,119)

Shareholders' equity in accordance with U.S. GAAP		1,987,524,904	1,638,520,119	1,998,972,675	2,343,744,111

(1)
Net of accumulated depreciation of €174,437,441, €167,646,368 and €175,961,244, for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)
As referred in Note 36 l), the adjustments related with the investment in Brasilcel as of December 31, 2004, 2003 and 2002 are stated in one line named "U.S. GAAP adjustments of equity investees". The detail of the U.S. GAAP adjustments of equity investees as of December 31, 2004 and 2003, is as follows:

	Notes	2004	2003
Deferred costs	36 c)	(3,891,986)	(5,189,330)
Capitalised interest	36 d)	24,658,694	21,225,998
Revenue recognition	36 o)	(4,629,544)	(689,725)
Application of SFAS 133	36 p)	3,288,144	9,855,544
Reversal of goodwill amortization	36 q)	53,888,187	17,256,033
Progressive licenses amortization	36 r)	(56,347,982)	(42,690,186)
Purchase accounting(i)	36 x)	(13,671,448)	13,182,976
Difference with Brasilcel investment	36 u)	(455,883,040)	(455,883,040)

		(452,588,975)	(442,931,730)

  (i)
  This adjustment refers to differences arising in the carrying values of assets and liabilities with the adoption of the purchase accounting method.

(3)
Represents the net effect of the U.S. GAAP adjustments on minority interests in net equity of the Company's subsidiaries.

        The changes in shareholders' equity for the three years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Shareholders' equity in accordance with U.S. GAAP as of beginning of the period	1,998,972,675	2,343,744,111	3,736,542,351
Net Income in accordance with U.S. GAAP	485,703,327	138,153,919	276,366,273
Comprehensive income (loss)	(94,680,729)	(65,079,522)	(1,582,907,687)
Treasury stock acquisition	(480,912,955)	(210,040,062)	—
Dividends distribution	(267,499,686)	(200,685,600)	(125,428,500)
Other	(3,062,513)	(7,120,171)	39,171,674

Shareholders' equity in accordance with U.S. GAAP as of ending of the period	1,638,520,119	1,998,972,675	2,343,744,111

        The following presents summarized balance sheets as of December 31, 2004 and 2003 and income statements for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with U.S. GAAP. These captions basically reflect the following:

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

  •
  Consolidation of certain equity investment as required by FIN 46(R).

Balance sheet under U.S. GAAP:

	2004	2003
Current assets	4,732,083,936	4,604,694,594
Investments, net	1,977,474,879	1,834,477,564
Fixed assets, net	3,023,750,641	3,239,663,736
Intangible assets, net	1,348,996,123	1,360,586,492
Other non-current assets	782,376,572	724,836,343

Total assets	11,864,682,151	11,764,258,729

Current liabilities	3,008,725,352	2,807,297,794
Accrued post-retirement liabilities	1,809,498,383	1,685,042,933
Other long-term liabilities	5,148,743,531	5,069,723,100

Total liabilities	9,966,967,266	9,562,063,827

Minority Interests	259,194,766	203,222,227

Shareholder's equity	1,638,520,119	1,998,972,675

Total liabilities and shareholder's equity	11,864,682,151	11,764,258,729

        The balance sheets above are prepared considering the investment in Brasilcel consolidated under the equity method for U.S. GAAP. The reconciliation between the Company's balance sheet under

Portuguese and U.S. GAAP as of December 31, 2004 considering the investment in Brasilcel accounted for by the equity method, is as follows:

	Portuguese GAAP with proportional consolidation	Proportional consolidation	Portuguese GAAP with consolidation under equity method	Adjustments for U.S. GAAP	U.S. GAAP with consolidation under equity method
Current assets	4,667,050,200	(986,352,366)	3,680,697,834	1,051,386,101	4,732,083,936
Investments	432,612,676	2,160,350,906	2,592,963,582	(615,488,703)	1,977,474,879
Fixed assets, net	4,062,860,276	(881,316,382)	3,181,543,894	(157,793,253)	3,023,750,641
Intangible assets, net	3,212,854,903	(1,794,266,075)	1,418,588,828	(69,592,705)	1,348,996,123
Other non-current assets	588,031,105	(314,656,968)	273,374,137	509,002,435	782,376,572

Total assets	12,963,409,160	(1,816,240,885)	11,147,168,275	717,513,875	11,864,682,151

Current liabilities	3,783,149,173	(1,039,391,226)	2,743,757,947	264,967,405	3,008,725,352
Accrued post-retirement liabilities	1,269,868,244	(1,360,861)	1,268,507,383	540,991,000	1,809,498,383
Other long-term liabilities	4,624,589,940	(450,989,903)	4,173,600,037	975,143,494	5,148,743,531

Total liabilities	9,677,607,357	(1,491,741,990)	8,185,865,367	1,781,101,899	9,966,967,266

Minority Interests	581,024,631	(324,498,895)	256,525,736	2,669,030	259,194,766

Shareholders' equity	2,704,777,172	—	2,704,777,172	(1,066,257,053)	1,638,520,119

Total liabilities and shareholders' equity	12,963,409,160	(1,816,240,885)	11,147,168,275	717,513,875	11,864,682,151

Statements of profit and loss under U.S. GAAP:

	2004	2003	2002
Revenues	4,658,477,355	4,460,011,010	6,007,705,603
Operating income	840,678,594	723,053,821	383,170,020
Loss / (income) applicable to minority interests	(80,747,517)	(38,294,333)	166,154,317
Consolidated net income / (loss) before change in accounting principles	509,878,785	145,542,759	1,315,306,259
Changes in accounting principles SFAS 142	—	—	(1,038,939,986)
Changes in accounting principles SFAS 143	—	(7,388,840)	—
Changes in accounting principles EITF 00-21	(24,175,458)	—	—

Consolidated net income / (loss) after change in accounting principles	485,703,327	138,153,919	276,366,273

        The statements of profit and loss above are prepared considering the investment in Brasilcel consolidated under the equity method for U.S. GAAP. The reconciliation between the Company's statements of profit and loss under Portuguese and U.S. GAAP for the year ended December 31, 2004 considering the investment in Brasilcel accounted for by the equity method is as follows:

	Portuguese GAAP with proportional consolidation	Proportional consolidation	Portuguese GAAP with consolidation under equity method	Adjustments for U.S. GAAP	U.S. GAAP with consolidation under equity method
Revenues	6,022,853,971	(1,479,163,463)	4,543,690,508	114,786,847	4,658,477,355
Operating income	1,368,588,773	(228,511,417)	1,140,077,356	(299,398,762)	840,678,594
Loss / (Income) applicable to minority interests	(101,569,064)	43,014,109	(58,554,955)	(22,192,562)	(80,747,517)
Consolidated net income before change in accounting principles	500,125,395	—	500,125,395	9,753,390	509,878,785
Changes in accounting principles EITF 00-21	—	—	—	(24,175,458)	(24,175,458)
Consolidated net income after change in accounting principles	500,125,395	—	500,125,395	(14,422,068)	485,703,327

        A condensed consolidated balance sheet of Brasilcel as of December 31, 2004 and 2003 and a statement of profit and loss for the years ended December 31, 2004 and 2003 under Portuguese GAAP are as follows:

	2004	2003
Balance sheets (amounts in €):
Current assets	2,100,750,790	1,734,127,350
Non-current assets	5,988,394,498	5,750,709,182

Total assets	8,089,145,288	7,484,836,532

Current liabilities	2,205,858,816	1,916,471,610
Non-current liabilities	911,676,932	900,361,242

Total liabilities	3,117,535,748	2,816,832,852

Minority interest	648,997,790	838,402,466

Shareholders' equity	4,322,611,750	3,829,601,214

Total liabilities and shareholders' equity	8,089,145,288	7,484,836,532

	2004	2003
	€	€
Statement of profit and loss (amounts in €):
Revenues	3,005,953,877	2,723,075,795
Opearting income	457,022,520	509,398,857
Loss/(Income) applicable to minority interests	(86,028,217)	(103,055,764)
Consolidated net income	(118,381,004)	(19,764,282)

38.   Additional Financial Statement Disclosures Required by U.S. GAAP and the SEC

        The following financial information is presented on the basis of U.S. GAAP:

a)    Comprehensive Income

  (i)
  Statements of Comprehensive Income/(Loss):

	2004	2004	2003	2002
	US$	€	€	€
Net Income under U.S. GAAP	589,158,135	485,703,327	138,153,919	276,366,273
Other comprehensive income (loss), net of tax effects
Foreign currency translation adjustments	25,902,594	21,354,158	2,260,360	(1,400,142,766)
Minimum liability adjustment	(143,994,411)	(118,709,325)	(69,913,160)	(164,645,130)
Unrealized gains on available for sale securities, net	3,244,093	2,674,438	2,573,278	(18,119,791)

Comprehensive income (loss)	474,310,411	391,022,598	73,074,397	(1,306,541,414)

  (ii)
  Disclosure of Other Comprehensive Income for the period:

	Year ended December 31, 2004
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments	23,166,567	(1,812,409)	21,354,158
Minimum liability adjustment (Note 36 a))	(163,737,000)	45,027,675	(118,709,325)
Unrealized gains on available for sale securities, net (Note 36 e))	3,688,880	(1,014,442)	2,674,438

	(136,881,553)	42,200,824	(94,680,729)

	Year ended December 31, 2003
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments	16,091,185	(13,830,825)	2,260,360
Minimum liability adjustment (Note 36 a))	(104,348,000)	34,434,840	(69,913,160)
Unrealized gains on available for sale securities, net (Note 36 e))	3,761,763	(1,188,485)	2,573,278

	(84,495,052)	19,415,530	(65,079,522)

	Year ended December 31, 2002
	Before-Tax Amount	Tax (expense) or benefit	Net-of-tax Amount
Foreign currency translation adjustments as restated	(1,376,588,429)	(23,554,337)	(1,400,142,766)
Minimum liability adjustment as restated (Note 36 a))	(245,739,000)	81,093,870	(164,645,130)
Unrealized losses on available for sale securities, net (Note 36 e))	(27,044,464)	8,924,673	(18,119,791)

	(1,649,371,893)	66,464,206	(1,582,907,687)

  (iii)
  Disclosure of Accumulated Other Comprehensive Income Balances:

	Foreign Currency Items	Minimum liability adjustment	Unrealized Gain on Securities	Total
Beginning balance as of January 1, 2002	(1,277,818,108)	(135,876,000)	16,243,793	(1,397,450,315)
Current year change 2002	(1,400,142,766)	(164,645,130)	(18,119,791)	(1,582,907,687)

Ending balance as at December 31, 2002	(2,677,960,874)	(300,521,130)	(1,875,998)	(2,980,358,002)
Current year change 2003	2,260,360	(69,913,160)	2,573,278	(65,079,522)

Ending balance as at December 31, 2003	(2,675,700,514)	(370,434,290)	697,280	(3,045,437,524)
Current year change 2004	21,354,158	(118,709,325)	2,674,438	(94,680,729)

Ending balance as at December 31, 2004	(2,654,346,356)	(489,143,615)	3,371,718	(3,140,118,253)

b)    Income Taxes

        The Company's operations are located primarily in Portugal and are subject to income taxes primarily in Portugal. Foreign components of pre-tax income, current income tax provision and deferred income tax provision are, therefore, not significant.

        Under prevailing Portuguese tax regulations, operating losses may be carried forward for up to six years. Tax losses carry forwards as of December 31, 2004 expire as follows:

2005	4,931,202
2006	207,136,255
2007	47,467,108
2008	1,689,919,158
2009	331,558,618
2010	19,152,841

2,300,165,182

c)     Pension Benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation, fair value of plan assets and the funded status of the Company plans:

	December 31,
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of the year	3,357,720,000	3,015,107,000
Service cost	18,617,000	20,618,000
Interest cost	176,485,000	182,188,000
Plan participants' contribution	10,991,000	11,018,000
Actuarial losses, net	223,497,000	142,298,000
Prior year service cost/(gain)	(66,787,000)	—
Benefits paid from the funds	(139,656,000)	(137,681,000)
Benefits paid directly by the Company	(139,667,000)	(140,182,000)
Curtailment costs	151,178,800	264,354,000

Benefit obligation at end of the year	3,592,378,800	3,357,720,000

Change in plan assets:
Fair value of plan assets at beginning of the year	1,828,066,000	1,664,249,000
Actual return on plan assets	147,482,000	137,004,000
Employer contribution	125,737,000	153,476,000
Plan participants' contributions	10,991,000	11,018,000
Benefits paid from the funds	(139,656,000)	(137,681,000)

Fair value of plan assets at end of the year	1,972,620,000	1,828,066,000

Funded status of the plans:
Funded status	(1,619,758,800)	(1,529,654,000)
Unrecognized net transition obligation	88,225,000	111,185,000
Unrecognized net loss	1,014,438,944	842,332,000
Unrecognized prior service gain	(62,559,000)	(1,457,000)

Accrued cost at end of the year	(579,653,856)	(577,594,000)
Additional minimum liability	(747,156,000)	(669,479,000)

Pension liability at end of the year	(1,326,809,856)	(1,247,073,000)

        The components of the net periodic pension cost for the Company plans on a U.S. GAAP basis are as follows:

	December 31,
	2004	2003	2002
Interest cost	176,485,000	182,188,000	170,483,000
Net amortization and deferral	36,961,000	33,446,000	27,329,000
Service cost	18,617,000	20,618,000	18,303,000
Estimated return on plan assets	(120,453,000)	(118,256,000)	(109,166,000)
Estimated losses related to work force reduction programs(1)	163,397,800	288,861,000	40,585,000

Net periodic pension cost	275,007,800	406,857,000	147,534,000

(1)
The Company has a long-term strategic plan to reduce workforce in its wireline business. Each year, the Company makes a determination as to the number and category of workforce to be made redundant. In the years ended December 31, 2004, 2003 and 2002, respectively, the Company reduced its workforce by approximately 651, 1,530 and 135 employees. In connection with each termination of employment, the Company offers termination benefits including one-time payments. The Company also incurs curtailment expenses associated with pension and other employees benefit plans related to the terminated employees. As the employees will provide no future service to the Company, all service cost for such terminated employees must be accrued at the moment the termination decision has been made and communicated to employees.

        As from 2004 Portugal Telecom is required to disclose some additional information regarding expected future cash flows related with pension benefits. Expected gross benefit payments to be satisfied by Portugal Telecom's future cash flows and specific funds set up to cover these obligations from 2005 to 2014 are as follows (amounts in millions of Euros):

2005	279.3
2006	273.5
2007	268.1
2008	261.4
2009	252.8
2010-2014	1,069.3

        As of December 31, 2004, we have used an expected return on assets assumption of 6%. This rate was computed based on historical return on assets, the strategy and policies guidelines used in our investment funds and the target allocation of assets used in our funds. In addition we have also completed our analyses by comparing this expected return to yields available on financial markets with similar maturities as of our liabilities.

        As of December 31, 2004, our target and actual allocation of assets was as follows:

	December 31, 2004
			Target Allocation
	Total	%
Equities	681,516,951	34.5%	30.0%
Bonds	671,112,135	34.0%	40.0%
Property	259,565,035	13.2%	16.0%
Real estate investment funds	54,654,566	2.8%	3.0%
Cash, treasury bills, short-term stock and net current assets	305,771,313	15.5%	10.0%

	1,972,620,000

        Our plan assets are managed in accordance with our investing policy and strategy guidelines, which are as follows (i) demanding a clear definition on asset allocation, taking into consideration geographical and management criteria; (ii) adopting an integrated policy of exchange risk hedge; (iii) using passive investment strategies using index trackers; (iv) requiring annual portfolio rebalancing; (v) requiring the use of recognized asset fund managers, chosen in an independent contest; (vi) using a diversified portfolio with high liquidity; and (vii) defining some restrictions on tactical allocation. In addition all the investments/assets are managed in order to fulfil all of our liabilities in accordance with its maturity and value.

d)    Health care benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation and the funded status of the Company plans:

	December 31,
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of the year	688,763,000	639,677,000
Service cost	5,061,000	5,628,000
Interest cost	36,935,000	38,131,000
Actuarial losses/(gains)	(8,004,000)	13,027,000
Unrecognized prior service gain	—	(3,540,000)
Benefits paid by the Company	(30,316,000)	(31,523,000)
Curtailment costs	9,358,000	27,363,000

Benefit obligation at end of the year	701,797,000	688,763,000

Funded status of the plans:
Funded status	(701,797,000)	(688,763,000)
Unrecognized net transition obligation	85,059,000	96,933,000
Unrecognized prior service cost	10,987,000	12,778,000
Unrecognized net loss	123,062,472	136,290,000

Pension liability at end of the year	(482,688,528)	(442,762,000)

        A summary of the components of the net periodic post retirement health care cost of the Company is presented in the following table:

	December 31,
	2004	2003	2002
Interest cost	36,935,000	38,131,000	37,487,000
Amortization of unrecognized transition obligation	8,813,000	9,579,000	9,611,000
Service cost	5,061,000	5,628,000	6,193,000
Amortization of actuarial gains and losses	1,112,000	2,809,000	4,335,000
Amortization of prior service cost	1,309,000	1,641,000	1,646,000
Curtailment losses related to work force reduction programs	12,928,000	33,052,000	2,940,000

Net periodic post retirement benefit cost	66,158,000	90,840,000	62,212,000

        As of December 31, 2004, one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1-Percentage Point Decrease	1-Percentage Point Increase
Restatement of Net periodic post-retirement benefit cost and Accumulated post-retirement obligation, assuming change in the health care cost trend rate
Effect on total of service and interest cost components	35,258	50,119
Effect on the post retirement benefit obligation	602,442	819,310

        As from 2004 Portugal Telecom is required to disclose some additional information regarding expected future cash flows related with health care benefits. Expected benefit payments from 2005 to 2014 are as follows (amounts in millions of Euros):

2005	33.6
2006	34.4
2007	35.4
2008	36.3
2009	37.4
2010-2014	198.4

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

  •
  Total return swap with shares of PT Multimédia: the fair value has been estimated based upon quotes obtained from brokers.

        The estimated fair values of the Company's financial instruments are as follows (See Note 31):

	December 31, 2004		December 31, 2003
	Carrying value	Fair value	Carrying value	Fair value
Loans	5,063,061,979	5,154,602,849	5,746,692,727	5,848,565,328
Interest rate and foreign currency swap agreements	73,061,768	91,179,754	(23,445,296)	10,267,688
Foreign currency forward and option agreements	(6,684,974)	(5,731,885)	(48,575,946)	(47,896,622)
Derivatives on our common stock	557,993	(6,018,302)	24,400,000	(3,403,733)
Total return swap with PT Multimédia shares	1,416,749	(43,777,445)	3,900,000	(15,485,733)

f)     Research and development

        Research and development expenditures, as determined under U.S. GAAP amounted to approximately to €10,594,165, €14,333,044 and €17,370,285, for the years ended December 31, 2004, 2003 and 2002, respectively.

g)     Reconciliation of Earnings per Share Computation

        The computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002, prepared in accordance with U.S. GAAP is as follows:

	2004	2003	2002
	(in € millions, except share and per share data)
Numerator
U.S. GAAP income before cumulative effect of new accounting principles as restated	509.9	145.5	1,315.3
Cumulative effect of a change in accounting principles SFAS 142	—	—	(1,038.9)
Cumulative effect of a change in accounting principles SFAS 143	—	(7.4)	—
Cumulative effect of a change in accounting principles—subscriber acquisition costs	(24.2)	—	—

	485.7	138.2	276.4
Financial costs related with exchangeable bonds (net of tax)(1)	5.2	—	11.9

Numerator for diluted earnings per share	490.9	138.2	288.3

Denominator for basic and diluted earning per share (share amounts)
Weighted average common shares outstanding	1,210,976,939	1,249,778,188	1,253,880,328
Effect of the exchangeable bonds(1)	31,568,691	—	89,209,377

Denominator for diluted earnings per share adjusted weighted average shares	1,242,545,630	1,249,778,188	1,343,089,705

Basic earnings per share
Before cumulative effect of adopting new accounting principles as restated	0.42	0.12	1.05
Impact of cumulative effect of adopting SFAS 142	—	—	(0.83)
Impact of cumulative effect of adopting SFAS 143	—	(0.01)	—
Impact of cumulative effect of adopting EITF 00-21	(0.02)	—	—

Basic earnings per share	0.40	0.11	0.22

Diluted earnings per share
Before cumulative effect of adopting new accounting principles as restated	0.41	0.12	0.99
Impact of cumulative effect of adopting SFAS 142	—	—	(0.78)
Impact of cumulative effect of adopting SFAS 143	—	(0.01)	—
Impact of cumulative effect of adopting EITF 00-21	(0.02)	—	—

Diluted earnings per share	0.39	0.11	0.21

(1)
For the year ended December 31, 2003, the effects of the exchangeable bonds have been excluded from the calculations of diluted earnings per share, since they would be antidilutive.

h)    Guarantees

        In the course of its business, Portugal Telecom and its subsidiaries grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2004, we have given guarantees and comfort letters to third parties as follows (amounts in millions of Euros):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Bank guarantees given to Portuguese courts for outstanding litigation	9.0	9.0	—	—	—
Bank guarantees given to other entities:
By PT Comunicações	18.3	18.3	—	—	—
By TMN to ANACOM	3.2	3.2	—	—	—
By PT Multimédia and subsidiaries	9.3	7.7	0.7	0.3	0.6
Other bank guarantees	1.5	1.5	—	—	—
Comfort letters and other guarantees	116.7	39.0	67.4	10.3	—

        The bank guarantees given by PT Multimédia and its subsidiaries relate mainly to bank loans. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese tax authorities in respect of certain contingencies. See "Item 8—Financial Information—Legal Proceedings".

        In addition, as part of cross-leasing transactions ("QTE leases") with different third parties, Portugal Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and Portugal Telecom's remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the table concerning minimum future lease payments. The remuneration is recognized as income over the period of the transaction. We estimate that the risk of the guarantee being called upon is negligible. At December 31, 2004, the guarantee represented €840.5 million.

i)     Stock option plan

        For periods prior to December 31, 2002, Portugal Telecom disclosed all relevant information regarding its stock option plans. In the years ended December 31, 2004 and 2003, Portugal Telecom did not have outstanding share option plans, as the ones existing before that date had expired, despite the fact that the benefits were vested in 2003, as described below, and the rights were not exercised, since the share strike price was higher than the market price.

        A description of Portugal Telecom's incentive plans is as follows:

  (a)
  On April 21, 1998 at PT's annual shareholders' meeting an incentive plan was approved for the directors and certain employees of PT and its subsidiaries, consisting of options to purchase shares of PT. Under the terms of the plan its beneficiaries had the option to acquire 2,927,725 shares at a price of Euro 9.39 per share.

    The options were exercisable during three month periods commencing on the dates defined in the plan, as follows:

Percentage
June 8, 2000	10%
June 8, 2001	20%
June 8, 2002	30%
June 8, 2003	40%

    The options not exercised within the above periods could be exercised at a single time during the three month period commencing after the last exercisable date defined in the plan, that is June 8, 2003.

  (b)
  On September 27, 1999, at an extraordinary shareholders' meeting of PT, another incentive plan was approved for directors and senior managers of PT and its subsidiaries, consisting of shares and options to purchase shares of PT. This new plan allowed for the delivery of up to 6,120,000 shares and options to purchase shares (at a price of Euro 11.38) over a period of three years, with an effective starting date on April 27, 2000.

        Prior to January 1, 2002, PT has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") for its stock option plans, but opted to remain under the expense recognition provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for options granted under its plans. Under APB 25, compensation expense is determined based on the intrinsic value of the stock award at the measurement date. Intrinsic value is calculated as the difference between the market value of PT's common stock on the date of grant and the exercise price of the option. Awards under the PT's stock option plans have been made with exercise prices equal to the market value of PT's common stock on the date of grant. As the measurement date for these grants was the same as the date of grant, no compensation expense has been recorded under APB 25.

        The following table presents the disclosures required by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure"

("SFAS 148") for the pro forma effects of applying SFAS 123 in determining compensation cost under the PT's stock options plans under U.S. GAAP for the years ended December 31, 2003 and 2002:

	Years ended December 31,
	2003	2002
	(Euro Thousands, except per share amounts)
U.S. GAAP net income—as reported	138,154	276,368
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards (net of related tax effects)	1,052	1,493

Pro forma net income	137,102	274,873

Net income per share:
Basic—as reported	0.11	0.22
Basic—pro forma	0.11	0.22
Diluted—as reported	0.11	0.21
Diluted pro forma	0.11	0.21

	Portugal Telecom 1999 Plan		Portugal Telecom 2000 Plan
	Number of shares subject to options	Weighted-average exercise price	Number of shares subject to options	Weighted-average exercise price
Year ended December 31, 1998	2,857,745	—	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—
Outstanding at December, 31, 1999	2,857,745	—	—	—
Granted	—	9.39	—	—
Exercised	(121,420)	—	—	—
Cancelled	(534,330)	—	—	—
Outstanding at December, 31, 2000	2,201,995	9.39	—	—
Granted	—	—	2,285,756	11.38
Exercised	(148,586)	—	—	—
Cancelled	(668,740)	—	—	—
Adjustments(1)	33,907	—	—	—
Outstanding at December 31, 2001	1,418,576	9.39	2,285,756	11.38
Granted	—	—	1,022,640	11.38
Exercised	—	—	—	—
Cancelled	(17,165)	—	—	—
Outstanding at December 31, 2002	1,401,411	9.39	3,308,396	11.38
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	(1,401,411)	—	(3,308,396)	—

Outstanding at December 31, 2003	—	—	—	—

(1)
Adjustments related with capital increases occurred in the year ended December 31, 2001 and the issuance of a convertible bond in December 2001.

        The fair value of each option granted is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for the grants made under each plan:

	Portugal Telecom 1999 Plan	Portugal Telecom 2000 Plan
Risk free interest rate	4.71%	5.05% - 5.15%
Dividend yield	2.10%	2%
Volatility	25.10%	45%
Expected term, in years	4	3.3

j)     Reconciliation Net income to Operating Cash-Flow

        The reconciliation of net income to cash flow from operating activities for the year ended December 31, 2004, 2003 and 2002 prepared in accordance with IAS 7, is as follows (amounts stated in millions of Euros):

	2004	2003	2002
Consolidated Net Income Before Minority Interests	601.7	319.5	316.4
Interest expenses, net	202.9	201.8	197.1
Goodwill amortization	97.1	110.6	142.9
Other net financing (income) losses	45.2	(53.5)	24.0
Losses/(Gains) on sales and disposals of fixed assets, net	12.0	(28.6)	(4.0)
Equity in losses of affiliated companies	(27.7)	19.2	160.9
Extraordinary items	87.4	52.8	38.6
Depreciation and amortization	957.3	954.0	962.8

	1,976.0	1,575.7	1,838.7
(Increase)/Decrease in Accounts Receivable—trade	(48.2)	(106.7)	109.5
(Increase)/Decrease in Accounts Receivable—other	(59.2)	76.9	(328.3)
(Increase)/Decrease in Inventories, net	(74.2)	46.9	4.8
(Increase)/Decrease in Prepaid Expenses and Other current assets	(13.4)	(5.9)	(10.5)
Increase/(Decrease) in Accounts Payable—Trade	40.4	231.0	1.0
Increase/(Decrease) in Accounts Payable—Other	103.5	(195.1)	21.8
Increase/(Decrease) in Accrued expenses, excluding financial operations	33.6	95.2	14.1
Increase/(Decrease) in Taxes payable	(20.1)	31.9	(82.5)
Increase/(Decrease) in Deferred income	50.9	88.1	(47.4)
(Increase)/Decrease in Current deferred tax assets	(25.7)	71.8	(214.2)
(Increase)/Decrease in Non-current deferred tax assets	91.5	293.8	(449.9)
Increase/(Decrease) in Current deferred tax liabilities	(4.8)	(11.4)	0.9
Increase/(Decrease) in Non-current deferred tax liabilities	(12.0)	(58.3)	(218.3)
Increase/(Decrease) in Accrued post retirement liability	13.8	194.6	(748.6)
Change in intangible Asset—post retirement liabilities	—	—	761,9
Changes in Consolidation (TCO)	—	18.8	—
Increase in Provisions related with Taxes losses carryforward (Brasilcel)	—	—	1.350.5
Increase/(Decrease) in Other non-current liabilities	—	(50.9)	50.9
Other	(34.4)	37.6	37.9

	41.8	758.3	253.6

Cash flow from operating activities	2,017.8	2,334.0	2,092.3

k)    New U.S. GAAP Accounting Pronouncements

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 128R, Earnings per Share, an amendment to FAS 128

        In December 2004, the FASB deferred the issuance of their final standard on earnings per share SFAS No. 128R, Earnings per Share, an amendment to FAS 128. The final standard is expected to be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The Company is currently evaluating the proposed provisions of this amendment to determine the impact on its consolidated financial statements.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

        On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

        On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29", which amends Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions". This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset. SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

        In May 2005, the FASB issued FASB Statement 154, "Accounting Changes and Error Corrections", which replaces APB Opinion 20, "Accounting Changes", and FASB Statement 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

SAB No. 107: Shared Based Payment

        On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment" (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

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

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

        In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

        This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by Portugal Telecom had no impact on its financial position, cash flows or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

        In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." The application of this EITF has not had any effect on The Company's financial position, cash flows or results of operations.

Exhibit I—Details of Subsidiary, Affiliated and Investee Companies as of December 31, 2004

1.     Companies included in the consolidation

        The following companies were included in the consolidation as of December 31, 2004 and 2003 (Note2):

			Percentage of ownership
			2004		2003
Company	Head Office
		Activity	Direct	Total	Total
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Açormedia—Comunicação Multimedia e Edição de Publicaçoes, S.A.("Açormedia")	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90%)	44.18%	44.23%
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.24%	48.24%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69%)	39.71%	39.71%
Cabo Verde Telecom, S.A.	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Clipanúncios—Serviços de Gestão de Informação, S.A.(a)	Lisbon	Electronic management of advertisements and services in the electronic commerce area.	—	—	49.15%
Contact Cabo Verde—Telemarketing e Serviços de Informação, S.A.(b)	Praia	Call and contact center services.	PT Contact (100%)	100.00%	—
CST—Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé Príncipe.	PT Comunicações (51%)	51.00%	51.00%
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%
Directel Cabo Verde—Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%
Directel Macau—Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Asia (5%)	80.00%	80.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.(b)	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	57.48%	—
Empresa Gráfica Funchalense, S.A.(c)	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, photocomposition and offset.	—	—	28.78%
Global Notícias Publicações, S.A.	Oporto	Newspaper edition and publication.	Lusomundo Media (99.72%)	48.95%	49.01%

Grafilme—Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	31.98%	31.98%
Infonet Portugal—Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialization of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Lusomundo Media (51.34%)	25.20%	25.24%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (55%)	55.00%	55.00%
LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialization, distribution and production of audiovisual products.	PT Multimédia (100%)	57.56%	57.56%
Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimédia (100%)	57.56%	57.56%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimédia (100%)	57.56%	57.56%
Lusomundo España, SL ("Lusomundo Espana")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimédia (100%)	57.56%	57.56%
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")(b)	Lisbon	Management of Real Estate.	PT Multimédia (99.87%)	57.48%	—
Lusomundo Imobiliária 2, S.A.(b)	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	57.37%	—
Lusomundo Media	Lisbon	Management of investments.	Lusomundo Serviços (74.97%) Portugal Telecom (5.94%)	49.09%	49.09%
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100.00%)	57.56%	57.56%
Lusomundo Serviços	Lisbon	Management of investments.	PT Multimédia (100%)	57.56%	57.56%
Lusomundo.net—Comércio Electrónico e Informática, Lda.(a)	Lisbon	Providing multimedia and telecommunications services.	—	—	57.56%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom")(d)	Botswana	Provision of mobile telecommunications services in Botswana.	—	—	50.01%

Mobitel, S.A.	São Paulo	Call center services.	PT Brasil (56.96%)	56.96%	56.96%
Naveprinter—Indústria Gráfica do Norte, S.A.(e)	Oporto	Providing services on publishing and graphic art.	Global Notícias (90.97%)	44.53%	—
Notícias Direct—Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Serviços Lusomundo (100%)	57.56%	57.56%
Ocasião—Edições Periódicas, Lda. ("Ocasião")(e)	Almada	Newspaper edition and publication.	Global Notícias (99.98%) Lusomundo Media (0.02%)	48.95%	—
Platoforma—Empresa de Trabalho Temporário, Lda. ("Platoforma")(d)	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	—	—	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Inovação, S.A. ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
Portugal Telecom Internacional Finance B.V.	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Premium TV Portugal, S.A.	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (100%)	57.56%	57.56%
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")(e)	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	—
PrimeSys, Soluções Empresariais, S.A.	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%
PT Acessos de Internet Wi-Fi, S.A.(b)	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	—

PT Comunicações, S.A. ("PT Comunicações")	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, S.A.	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%
PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. (former TV Cabo Audiovisuais)	Lisbon	Production and sale of television programs and advertising management.	PT Televisão por Cabo (100%)	57.56%	57.56%
PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, S.A. ("PT II")(f)	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100%	—
PT Meios—Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100%	100%
PT Móveis, SGPS, S.A. ("PT Móveis")	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A.	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (57.56%)	57.56%	57.56%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
PT Prime, SGPS, S.A. (Prime SGPS)	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100%	100%

PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom")(g)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Prime SGPS (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A.	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Sistemas de Informação, S.A. ("PT SI")	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicaçóes (0.1%) TMN (0.1%)	100.00%	100.00%
PT Televisão por Cabo, SGPS, S.A.(h)	Lisbon	Management of investments in television by cable market.	PT Multimédia (100%)	57.56%	—
PT Ventures, SGPS, S.A. ("PT Ventures")	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT.com—Comunicaçòes Interactivas, S.A.(i)	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%
Rádio Notícias—Produções e Publicidade, S.A. ("Rádio Notícias")	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Media (67.71%) Global Notícias (15%)	40.58%	40.63%
Rádio Press—Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialization of records, and other kind of audiovisual material.	Rádio Noticias (100%)	40.58%	40.63%
RJN—Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Noticias (100%)	40.58%	40.63%
Saber e Lazer—Informática e Comunicação, S.A. ("Saber e Lazer")(j)	Lisbon	Information management and development of software products.	—	—	100.00%
Simarc—Promoções Imobiliárias, S.A.(b)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	—
Telemática—Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%

Telepac II—Comunicações Interactivas, S.A.(j)	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	—	—	100.00%
Timor Telecom, S.A.(b)	Timor	Provider of telecommunications services in Timor	TPT (50.10%)	38.15%	—
TMN—Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%
Tradecom, SGPS, S.A. ("Tradecom SGPS")(g)	Lisbon	Management of investments.	—	—	100.00%
TSF—Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Noticias (100%)	40.58%	40.63%
TPT—Telecomunicações Publicas de Timor, S.A. ("TPT")(b)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	—
TV Cabo Portugal, S.A.	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	PT Televisão por Cabo (100%)	57.56%	57.56%
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.(k)	Lisbon	Management of entertainment activities.	—	—	57.56%

(a)
These companies were liquidated in 2004.

(b)
These companies were fully consolidated due to their materiality for the presentation of the consolidated financial statements.

(c)
This company was excluded from consolidation as of December 31, 2004.

(d)
These companies were sold during 2004.

(e)
Portugal Telecom acquired or increased its participation in these companies during 2004.

(f)
This company was incorporated at March 31, 2004 as result of the reorganization of the international businesses.

(g)
In 2004, the company Tradecom SGPS was merged into PT Prime SGPS and, as result, all the participations of Tradecom SGPS were incorporated into PT Prime SGPS.

(h)
During the second half of 2004, GSF—Gestão de Serviços Financeiros, Lda was renamed to "PT Televisão por Cabo, SGPS, S.A." and changed its activity.

(i)
As of May 7, 2004 this company changed its name from "PT Multimédia.Com SGPS, S.A." to the one it is using currently.

(j)
As of December 2004, these companies were merged into PT.com

(k)
During the second half of 2004 this company was merged into Lusomundo Cinemas.

        These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article 1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders' agreements or similar contracts).

2.     Companies excluded from the consolidation

        The following companies were excluded from the consolidation as of December 31, 2004 and 2003 (Note 2):

			Percentage of ownership
			2004		2003
Company	Head Office
		Activity	Direct	Total	Total
A Tentativa (Empresa Cinematográfica), S.A.(a)	Lisbon	Cinema exhibition.	—	—	47.00%
Academia Global, Ltda.(b)	São Paulo	Development and commercialization of technological goods and services in the areas of education and professional training, including support services.	PTM.com Brasil (100%)	100.00%	100.00%
Canal 20 TV, S.A.(b)	Madrid	Distribution of TV products.	PT Multimédia (50%)	28.78%	28.78%
Cine Esplanada Ideal Olhanense, Lda.(a)	Olhão	Cinema exhibition.	—	—	57.56%
Cinerg—Sociedade Madeirense de Cinemas, Lda.(a)	Funchal	Cinema exhibition.	—	—	57.48%
Contact Cabo Verde—Telemarketing e Serviços de Informação, S.A.(c)	Praia	Call and contact center services.	—	—	100.00%
DirectMedia Ásia, Lda.(b)	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%
Directel Uganda—Telephone Directories, Limited(d)	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
EJV—Plataforma de Comércio Electrónico, S.A.(e)	Lisbon	Creation and management of electronic commerce platforms for goods and services	—	—	100%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.(c)	Lisbon	Cinema exhibition.	—	—	57.48%
Empresa Cine Mourense, Lda.(f)	Moura	Cinema exhibition.	PT Multimédia (99.46%)	57.25%	57.25%
Empresa de Recreios Artísticos, Lda. ("ERA")(b)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimédia (4.03%)	52.85%	52.85%
Empresa Teatro Sá da Bandeira, Lda.(a)	Santarém	Management and promotion of public events.	—	—	34.53%
Foliver—Serviços de Telecomunicações e Transferência de Informação, S.A.(e)	Lisbon	Production and multimedia edition of information about the wine market.	—	—	74.88%
Grande Reportagem—Sociedade Editora, Lda.(b)	Lisbon	Edition, commercialization, distribution and import/export of both periodical and non-periodical publications.	Lusomundo Media (100%)	49.09%	49.15%
Guinetel, S.A.(b)	Bissau	Provision of public telecommunications services.	PT II (55%)	55%	—

Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.(g)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51.14%
GSF—Gestão e Serviços Financeiros, Lda.(h)	Lisbon	Supply of financial services, management of investments and economical studies.	—	—	57.48%
Hotel Video—Prestação de Serviços, Lda.(b)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PT Multimédia (60%)	34.53%	34.53%
Janela Digital—Informativo e Telecomunicações, Lda ("Janela Digital")(b)	Caldas da Rainha	Development of IT solutions to the real estate market.	PT.com (50%)	50.00%	50.00%
Lusocine—Sociedade Exibidora de Filmes, Lda.(a)	V.R.S. António	Developing activities on movies exhibition.	—	—	57.56%
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, S.A. ("Lusomundo SII")(c)	Lisbon	Management of real estate assets.	—	—	57.48%
Lusomundo Imobiliária 2, S.A.(c)	Lisbon	Management of real estate assets.	—	—	57.37%
Marconi France Telecommunications SAS(b)	Paris	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Luxembourg Telecommunications, S.A.R.L.(a)	Luxembourg	Provision of telecommunications services.	—	—	100.00%
Marconi Sprint—Serviços de Comunicação, Lda.(d)	Lisbon	Commercialization of data and voice transmission telecommunications services.	PT Ventures (51%)	51.00%	51.00%
Marconi Suisse Telecommunications, S.A.R.L.(b)	Lausanne	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Motormédia—Comércio, Publicidade e Serviços Multimedia, S.A.(b)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialization of a site dedicated to the car sector.	PT.com (100%)	100%	74.90%
Portugal Telecom Argentina, S.A.(b)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10.01%) PT Ventures (40%)	50.01%	50.01%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%

Portugal Telecom North América, Inc.(f)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100.00%	100.00%
PT Acessos de Internet Wi-Fi, S.A.(c)	Lisbon	Provide wireless internet access services.	—	—	100%
PT Prestações Mandatária de Aquisições e Gestão de Bens, S.A. ("PT Prestações")(i)	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100%	—
PT Multimédia.com Participações, S.A.(b)	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%
PT Multimédia—Serviços de Apoio à Gestão , S.A.(b)	Lisbon	Providing management support services.	PT Multimédia (100%)	57.56%	57.56%
Rádio Canal Aberto, Lda.(b)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (76%) Rádio Comercial Açores (4%)	35.34%	35.39%
Radio Comercial dos Açores, Lda.(b)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (100%)	44.18%	44.23%
Regiforum—Empreendimentos Comerciais e Culturais, Lda.(j)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%
Simarc—Promoções Imobiliárias, S.A.(c)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	—	—	100%
Sociedade Teatral Bejense, S.A.(a)	Lisbon	Cinema exhibition.	—	—	48.74%
Sportstat—Informação Desportiva Independente, S.A.(b)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information.	PT.Com (99.98%)	99.98%	99.98%
Sport Notícias—Organizações Desportivas, Lda.(a)	Oporto	Organization of sport events.	—	—	49.01%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, S.A.(b)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%
Teat Flower Trading Ltd.(h)	British Virgin Islands	International Business Trading Company.	PT Comunicações (100%)	100.00%	100.00%
Techlab—Electrónico, Lda.(h)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%
Timor Telecom, S.A.(c)	Timor	Operation of the public telecommunication services in Timor	TPT (50.10%)	—	39.16%

TPT—Telecomunicações Publicas de Timor, S.A.(c)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	—	78.15%
VoxPop—Música Interactiva, S.A.(d)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialization of related goods.	PT.com (99.99%)	—	74.9%

(a)
These companies were liquidated during 2004.

(b)
These companies were excluded from consolidation due to their immateriality (item 1, article 4 of Decree-law 238/91 of 2 July).

(c)
As of December 31, 2004 these companies were fully consolidated.

(d)
As of December 31, 2004 these companies were in liquidation process.

(e)
This company was merged into PT.Com.

(f)
These companies had no activity at the moment.

(g)
Given the political and economical situation of Guine Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.

(h)
During the second half of 2004, GSF—Gestão de Serviços Financeiros, Lda was renamed to "PT Televisão por Cabo, SGPS, S.A." and changed its activity.

(i)
This company was incorporated in 30 March 2004.

(j)
This company was consolidated by the equity method, because the nature of its business is not related to the group's (item 4, article 4 of Decree-Law 238/91 of 2 July).

3.     Associated Companies

        The associated companies as of December 31, 2004 and 2003 are as follows (Note 2):

			Percentage of ownership
			2004		2003
Company	Head Office
		Activity	Direct	Total	Total
24 Horas Inc.	Newark	Edition of publications.	Global Notícias (51%)	24.96%	24.99%
Banco 1.net, S.A.(a)	São Paulo	Developing activities providing internet financial services.	—	—	31.50%
BEST—Banco Electrónico de Serviços Total, S.A. ("Banco Best")	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%
CTM—Companhia de Telecomunicações de Macau, S.A.R.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Distodo—Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	28.78%	28.78%
Diverfun—Centros de Recreio, Lda. ("Diverfun")	Lisbon	Establishment and management of entertainment spaces.	PT Multimédia (100%)	57.56%	28.78%
Empresa do Diário de Notícias, Lda.	Funchal	Publications production and commercialization.	Lusomundo Media (40%)	19.64%	19.66%
Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, photocomposition and offset.	Lusomundo Serviços (50%)	28.78	28.78%
Hungaro Digitel KFT	Budapeste	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Idealyze, S.A.	São Paulo	Production and commercialization of internet products.	PT.com (33.33%)	33.33%	33.33%
Infordesporto—Informática e Desporto, S.A.(b)	Lisbon	Commercialization of value added products and services in the area of information and communication by computer through access to the Infonet world network.	—	—	50.00%
Lisboa TV—Informação e Multimedia, S.A.	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40%)	23.02%	23.02%
Lusa—Agência de Notícias de Portugal, S.A.	Lisbon	News agency.	Lusomundo Serviços (23.35%)	13.44%	13.44%
Médi Telecom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%
Multicert—Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Multitel—Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (35%)	35.00%	35.00%
Mundifun—Centros de Recreio, Lda.	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66.66%)	37.70%	19.19%

Naveprinter—Indústria Gráfica do Norte, S.A.(c)	Oporto	Providing services on publishing and graphic art.	—	—	18.85%
Octal TV, SA.	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimédia (20%)	11.51%	11.51%
Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")(d)	Lisbon	Pension fund management.	—	—	31.56%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, S.A.	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimédia (11.11%) Prime SGPS (11.11%)	28.61%	28.61%
Sport TV Portugal, S.A.	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50.00%)	28.78%	19.18%
Sportinvest Multimedia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, S.A.	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%
Telesat—Satellite Communications, Limited	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	PT Ventures (18.52%) PT Ásia (3.7%)	22.22%	24.44%
Tradecom Brasil S/A(e)	São Paulo	Development services of electronic commerce in Latin America.	Prime SGPS (20%)	20.00%	—
Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin America.	Prime SGPS (20%)	20.00%	20.00%
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	PT Ventures (35%) PT Ásia (40%)	74.98%	74.98%
TV Lab—Serviços e Equipamentos Interactivos, S.A.	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%
UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT Brasil (28.11%) PTM.com Participações (0.30%)	28.41%	17.94%

Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%
Vasp—Sociedade de Transporte e Distribuições, Lda. ("Vasp")	Sintra	Providing distribution services of publications and other products.	Lusomundo Serviços (33.33%) PT Multimédia (0.01%)	19.19%	19.19%
Warner Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33.33%)	19.19%	19.19%
Web-Lab, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (90%)	90.00%	36.26%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda.	Lisbon	Development of services and products related with new technology in the TV market.	PT.com (50%)	50.00%	50.00%

(a)
This company was sold during 2004.

(b)
This company was liquidated during 2004.

(c)
During the second half of 2004, Global Notícias increased its participation in this company to 90.97% and, as a result, the company was fully consolidated as of December 31, 2004.

(d)
During the first half of 2004, Portugal Telecom increased its participation in Previsão to 78.12% and, as a result, the company was fully consolidated as of December 31, 2004.

(e)
This participation was acquired in 2004.

4.     Companies consolidated by the proportional method (Note 2)

			Percentage of ownership
			2004		2003
Company	Head Office
		Activity	Direct	Total	Total
Avista(a)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	—
Brasilcel, N.V.	Amsterdam	Mobile telecommunications services and establishment management and exploration of telecommunications network, in Brasil.	PT Móveis (50.00%)	50.00%	50.00%
Celular CRT Participaçoes, S.A. ("Celular CRT Participaçoes")	Porto Alegre	Management of investments.	TBS (28.04%) Brasilcel (24.45%) Avista (15.84%)	34.16%	25.30%
Global Telecom, S.A.	Coritiba	Mobile cellular services operator.	TCP (100%)	32.56%	32.56%
Iberoleste Participaçoes, S.A. ("Iberoleste")(b)	São Paulo	Management of investments.	—	—	50.00%
Intertelecom, Ltda ("Intertelecom")(c)	São Paulo	Management of investments.	—	—	50.00%
Portelcom Fixa, S.A. ("Portelcom Fixa")(b)	São Paulo	Management of investments.	—	—	50.00%
Portelcom Participaçoes, S.A. ("Portelcom")	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brasil (39.85%)	50.00%	50.00%
Ptelecom Brasil, S.A. ("Ptelecom")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sudeste Celular Participaçoes, S.A. ("Sudeste Celular")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	44.75%
Tagilo Participaçoes, Lda. ("Tagilo")	São Paulo	Management of investments.	Brasilcel (100.%)	50.00%	50.00%
TBS Celular Participaçoes, S.A. ("TBS")	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular (22.99%)	48.13%	48.13%
Tele Sudeste Celular Participaçoes, S.A. ("Tele Sudeste")	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (51.61%) Sudeste (24.27%) Tagilo (10.80%) Avista (4.207%)	45.44%	41.94%
Tele Leste Celular Participaçoes, S.A. ("Tele Leste")	Baia	Mobile cellular services operator.	Avista (22.73%) Sudestecel (22.08%) Brasilcel (3.37%) Tagilo (2.41%)	25.29%	13.85%
Telesp Celular Participaçoes, S.A. ("TCP")	São Paulo	Management of investments.	Brasilcel (57.26%) Portelcom (7.86%)	32.56%	32.56%
Telesp Celular, S.A. ("Telesp Celular")	São Paulo	Mobile cellular services operator.	TCP (100%)	32.56%	32.56%
Tele Centro Oeste Celular Participaçoes, S.A. ("TCO")	Brasilia	Mobile cellular services operator.	TCP (51.42%)	16.74%	9.40%

(a)
In October 2004, a new holding company, Avista, was created with the purpose of acquiring additional interests in Brasilcel's subsidiaries. This company has a share capital of Reais 616 million, which was fully subscribed and paid by Brasilcel.

(b)
In the end of 2004, these companies were merged into Sudeste Celular Participações.

(c)
In the end of 2004, this company was merged into Ptelecom Brasil.

Exhibit II—Changes in the Group in 2004

        The following main changes in the composition of the companies included in the consolidation occurred during 2004, are as follows:

a)    Acquisitions

        During 2004, Portugal Telecom acquired in the stock market 1,600,000 shares of Media Capital, corresponding to 1.93% of its share capital, for an amount of Euro 6,960,000 (Note 10).

        During 2004, PT Conteúdos acquired 250,000 shares of Sport TV, equivalent to 16.67% of its share capital, for an amount of Euro 16.3 million. This acquisition generated a goodwill amounting to Euro 22,126,657 (Note 12) and increased the ownership of PT Conteúdos in the share capital of Sport TV to 50%.

        During 2004, Portugal Telecom acquired 325,920 shares of Previsão, for an amount of Euro 2,147,561, increasing its ownership to 78.12% of its share capital (Note 10).

        In May 2004, Brasilcel acquired the remaining 10.5% of the share capital of Sudeste Celular Participações, S.A., for an amount of Euro 20,654,210.

        On 13 May 2004 Global Notícias acquired 99.98% of the share capital of Ocasião—Edições Periódicas, Lda, for an amount of Euro 4,756,279. This acquisition generated a goodwill amounting to Euro 4,763,278.

        During the second half of 2004, Global Notícias increased its interest in Naveprinter from 38.47% to 90.98%, through the acquisition of 393,846 shares for an amount of Euro 5 million. As a result of this acquisition, this company was included in the consolidation of Portugal Telecom.

        In the second half of 2004, PT Multimédia acquired the remaining 50% of Diverfun and now owns 100% of the share capital of this company.

        On 8 October 2004 TCP concluded a tender offer for the acquisition of an additional interest in TCO. TCP paid an amount of 902 million Reais for this acquisition and increased its ownership in TCO from 29.3% to 51.4% (excluding treasury shares).

        On 8 October 2004 Avista concluded a tender offer for the acquisitions of an interest in the share capital of Tele Sudeste, Tele Leste and Celular CRT. Brasilcel paid an amount of approximately 607 million of Reais for these operations and acquired a participation of 4.2%, 22.7% and 15.8% in Tele Sudeste, Tele Leste and Celular CRT.

        At the end of 2004, Portugal Telecom increased its interest in Web-Lab from 36% to 90% of its share capital, through the acquisition of shares from several different entities.

b)    Incorporations

        During March 2004, PT Prestações was incorporated with a share capital of Euro 50,000, fully subscribed by PT Comunicações. This company will acquire and manage fund assets in relation to post retirement benefit obligations of PT Comunicações.

        During March 2004, PT Investimentos Internacionais was incorporated, with a share capital of Euro 1,000,000, fully subscribed by Portugal Telecom. This company will render consultancy services and business management services in relation to the Group's international investments.

        In October 2004, a new holding company, Avista, was created with the purpose of acquiring additional interests in Brasilcel's subsidiaries. This company has a share capital of 616 million of Reais, which was fully subscribed and paid by Brasilcel.

c)     Disposals

        On 28 October 2004 Portugal Telecom sold its interest in Banco1.net (Note 10), for an amount of 14,071,780 Reais.

        In September 2004 the Botswana authorities granted approval for the sale of Mascom (Note 10), for an amount of Euro 45,672,309. As a result, a gain of Euro 24,764,670 was recorded related with this transaction (Note 27).

d)    Other operations

        In October 2004 Warner Lusomundo was merged into Lusomundo Cinemas.

        In December 2004, Telepac, Saber & Lazer, EJV, Vox Pop and Foliver were merged into PT.com.

        In December 2004, Iberoleste and Portelcom Fixa were merged into Sudeste Celular and, on the same date, Intertelcom was also merged into Ptelecom Brasil.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Portugal Telecom, SGPS, S.A.
By:	/s/ ZEINAL ABEDIN MAHOMED BAVA
	Name:	Zeinal Abedin Mahomed Bava
	Title:	Executive Board Member and Chief Financial Officer

Date: June 30, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 29, 2005, together with an English translation thereof.
2.1	Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, is incorporated by reference to Exhibit A of Portugal Telecom, S.A.'s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.
2.2	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003 among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
2.3	Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
2.4	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Espírito Santo de Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited, Tokyo-Mitsubishi International plc and UBS A.G. acting through its business group UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.5	Third Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.6	Keep Well Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., is incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
2.7	Amended and Restated Programme Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited and UBS A.G. acting through its division UBS Warburg, is incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.8	Second Supplemental Trust Deed in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, is incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.9	Keep Well Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., is incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
2.10	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, is incorporated by reference to Exhibit 10.15 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No.333-10434) filed with the Commission on June 11, 1999.
2.11	Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, S.A., is incorporated by reference to Exhibit 10.16 of Portugal Telecom, S.A.'s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.
2.12	Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, is incorporated by reference to Exhibit 2.11 of Portugal Telecom, S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999.
2.13	Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, S.A., is incorporated by reference to Exhibit 2.12 of Portugal Telecom, S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999.
4.1	Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, S.A. and Telesp Celular S.A. (English translation), is incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001.
4.2	Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, is incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002.
4.3	Shareholders Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., is incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.

4.4	Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., is incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
4.5	English language summary of the Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, is incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
4.6	English language summary of the Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações, is incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS, S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003.
8.1	List of Significant Subsidiaries.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification.

QuickLinks

TABLE OF CONTENTS
CERTAIN DEFINED TERMS
PRESENTATION OF FINANCIAL INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
Selected Consolidated Financial Data
Exchange Rates
Risk Factors
Overview
Our Businesses
ISDN Lines
Total Growth of Originated Traffic
Fixed Fees for Fixed Line Telephone Services(1)
Principal Prices for Domestic Fixed Line Telephone Services(1)
Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal
Selected Prices for the International Services(1)
Wholesale Domestic Traffic (millions of minutes)
Properties
Competition
Regulation
Overview
Results of Operations
Liquidity and Capital Resources
Contractual Obligations and Off-balance Sheet Arrangements
Capital Investment and Research and Development
Exchange Rate Exposure to the Brazilian Real
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership and Share Option Plans
Major Shareholders
Related Party Transactions
Legal Proceedings
Distributions to Shareholders
Significant Changes
Price History of the Company's Stock
Markets
Memorandum and Articles of Association
Corporate Governance
Material Contracts
Exchange Controls
Taxation
Documents on Display
Debt Sensitivity to Interest Rates (Euro million) Expected Maturity Date
Derivatives Sensitivity to Interest Rate Risk (Euro million) Expected Maturity Date(1)
Debt Sensitivity to Exchange Rates (Euro million) Expected Maturity Date
Derivatives Sensitivity to Exchange Rate Risk (Euro million) Expected Maturity Date(1)
Derivatives Sensitivity to Equity Price Risk (Euro million) Expected Maturity Date(1)
Fair Value of Derivatives Contracts in 2004 (EUR Million)
Fair Value of Derivatives Contracts in 2004 (EUR Million) Expected Maturity Date
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (Amounts stated in Euros)
PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 (Amounts stated in Euro, Brazilian Real (BRL) and United States Dollar (US$), except where otherwise stated)
SIGNATURES
EXHIBIT INDEX