Form 20-F
period 2005-12-31
PORTUGAL TELECOM SGPS SA
filed 2006-04-21
CIK 944747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of Registrant as specified in its charter)

The Portuguese Republic

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €1 per share	1,128,856,000
Class A shares, nominal value €1 per share	500

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer    ☒ Accelerated filer    ☐ Non-accelerated filer    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CERTAIN DEFINED TERMS

Unless the context otherwise requires, the term “Portugal” refers to the Republic of Portugal, including the Madeira Islands and the Azores Islands; the term “Portuguese Government” refers to the government of the Republic of Portugal and, where the context requires, includes the Portuguese state; the term “Parliament” refers to the Assembly of the Republic of Portugal, the legislative body of the Portuguese state; the term “EU” refers to the European Union; the term “EC Commission” refers to the Commission of the European Communities; the terms “United States” and “U.S.” refer to the United States of America; the term “Portugal Telecom” refers to Portugal Telecom, SGPS, S.A.; and unless indicated otherwise, the terms “we,” “our” or “us” refer to Portugal Telecom and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union. IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see “—U.S. GAAP Reconciliation and Recent Accounting Pronouncements” below and Notes 46, 47 and 48 to our audited consolidated financial statements.

The U.S. Securities and Exchange Commission, or the SEC, has adopted an accommodation permitting eligible foreign issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. We are required to prepare our financial statements for the year ended December 31, 2005 for the first time in IFRS, and this Annual Report on Form 20-F has been prepared in reliance on the SEC accommodation.

The comparability of our financial statements as of and for the years presented below is affected by certain corporate changes at Vivo, the 50/50 joint venture with Telefónica Móviles S.A., or Telefónica Móviles, through which we provide mobile telecommunications services in Brazil:

•	TCP Rights Offering: As of the beginning of 2001, the first year for which financial data in U.S. GAAP is presented below, we held 85.1% of the common (voting) shares of Telesp Celular Participações S.A., or TCP, the controlling shareholder of Telesp Celular S.A., or Telesp Celular, a mobile telecommunications operator in the Brazilian state of São Paulo, and 17.7% of its preferred shares for a total economic interest of 41.2%. In September 2002, TCP completed a rights offering in which we subscribed for additional common and preferred shares. After the rights offering, we held 93.7% of the common shares and 49.8% of the preferred shares for a total economic interest of 65.1%. The Portuguese GAAP financial statements used to produce the U.S. GAAP financial data presented below fully consolidate the results of TCP for 2001 and 2002.

•	Formation of Vivo Joint Venture: On December 27, 2002, we transferred our interests in TCP and Celular CRT Participações S.A., or Celular CRT Participações, another Brazilian mobile provider, to Brasilcel N.V., our 50/50 joint venture with Telefónica Móviles. Telefónica Móviles transferred to Brasilcel its interests in Tele Sudeste Celular Participações S.A., or Tele Sudeste; Tele Leste Celular Participações S.A., or Tele Leste; and Celular CRT Participações. Since April 2003, Brasilcel has used the brand name “Vivo”. The joint venture is described further in “Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business”. Our consolidated balance sheet data as of December 31, 2004 and 2005 proportionally consolidate 50% of Vivo’s assets and liabilities. Our consolidated statement of income and cash flow data for the years ended December 31, 2004 and 2005 proportionally consolidate 50% of Vivo’s income and cash flows.

•

Vivo’s Acquisition of TCO: On April 25, 2003, TCP acquired a controlling interest in Tele Centro Oeste Participações S.A., or TCO, a mobile telecommunications operator in the midwestern and northern regions of Brazil. As a result, TCO’s assets and liabilities as of December 31, 2004 and 2005 are reflected in our consolidated balance sheets as of those dates through our proportional consolidation of Vivo. TCO’s income and cash flows for the years ended December 31, 2004 and 2005 are reflected in our consolidated statement of income and cash flows for the years ended December 31, 2004 and 2005 through our proportional consolidation of Vivo’s income and cash flows.

•	Tender Offers for Additional Shares of the Vivo Operators: On October 8, 2004, TCP completed a tender offer for additional shares of TCO, thereby increasing its economic interest in TCO to 50.6%. On the same date, a subsidiary of Brasilcel completed a tender offer for additional shares of Tele Sudeste, Tele Leste and Celular CRT Participações. As a result of the successful completion of the tender offer, Vivo increased its interest in Tele Sudeste to 90.9%, in Tele Leste to 50.6% and in Celular CRT Participações to 67.0%.

We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to “Euros,” “EUR” or “€” are to the Euro. References herein to “U.S. dollars,” “$” or “US$” are to United States dollars. References to “Escudos” or “PTE” are to Portuguese Escudos. References to “Real,” “Reais” or “R$” are to Brazilian Reais. The Federal Reserve Bank of New York’s noon buying rate in the City of New York for Euros was €0.8260 = US$1.00 on April 14, 2006, and the noon buying rate on that date for Reais was R$2.1390 = US$1.00. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See “Item 3—Key Information—Exchange Rates” for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F includes, and documents incorporated by reference herein and future public filings and oral and written statements by our management may include, statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our products and other aspects of our business under “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”; and (b) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions.

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

Any of the following important factors, and any of those important factors described elsewhere in this or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

•	the outcome of the tender offer for all our ordinary shares by Sonae, SGPS, S.A. and its affiliates described below;

•	material adverse changes in economic conditions in Portugal or Brazil;

•	exchange rate fluctuations in the Brazilian Real and the U.S. dollar;

•	risks and uncertainties related to national and supranational regulation;

•	increased competition resulting from further liberalization of the telecommunications sector in Portugal and Brazil;

•	the development and marketing of new products and services and market acceptance of such products and services; and

•	the adverse determination of disputes under litigation.

RECENT DEVELOPMENT

On February 6, 2006, Sonae, SGPS, S.A. and Sonaecom—SGPS, S.A., or Sonaecom, announced an unsolicited tender offer for all the outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) and of Portugal Telecom at a price of €9.50 in cash per share. The offer will be made by Sonaecom and Sonaecom, B.V., both subsidiaries of Sonae, SGPS, S.A., a Portuguese conglomerate engaged in the distribution business, shopping center development, media and telecommunications services, information technology services and other businesses. We refer to Sonae, SGPS, S.A., Sonaecom and Sonaecom, B.V. collectively as “Sonae”. Sonae will also offer €5,000 in cash for each €5,000 in principal amount of outstanding convertible bonds issued by Portugal Telecom pursuant to resolutions of a general meeting of its shareholders on February 5, 2001 and of its board of directors on November 29, 2001.

The commencement of Sonae’s tender offer is subject to the following conditions:

•	the granting of registration of the tender offer by the Comissão do Mercado de Valores, or the CMVM (the Portuguese securities commission);

•	granting of the approvals and administrative authorizations that are required in accordance with Portuguese law or other applicable foreign law, including a non-opposition decision from the Autoridade da Concorrência, the Portuguese competition authority; and

•	a declaration from the CMVM confirming an exemption of Sonae’s duty to launch a subsequent mandatory tender offer as a result of the acquisition of shares and convertible bonds in the tender offer in accordance with specified provisions of Portuguese law.

If and when the tender offer is commenced, the purchase of shares and convertible bonds in the tender offer is subject to several conditions, including the following:

•	acquisition by Sonae of a number of shares such that Sonae and its affiliates hold at least 50.01% of Portugal Telecom’s share capital;

•	authorization at a general meeting of the shareholders of Portugal Telecom allowing the acquisition by Sonae of a stake above 10% of Portugal Telecom’s share capital, in accordance with Article 9 of Portugal Telecom’s articles of association, which prohibit a person that competes directly or indirectly with Portugal Telecom or its subsidiaries from holding more than 10% of Portugal Telecom’s ordinary shares without approval at a general shareholders’ meeting.

•	amendment of Portugal Telecom’s articles to remove any limits to the casting of votes by a shareholder (See “Item 10—Additional Information—Memorandum and Articles of Association—Voting Rights of the Ordinary Shares and the A Shares”); and

•	amendment to the provisions of Portugal Telecom’s articles of association relating to its A shares held by the Portuguese government, or waiver of the rights pertaining to those shares, to the extent necessary to allow the implementation of the reorganization plan for Portugal Telecom to be included by Sonae in its final tender offer materials.

Concurrently with its announcement of the tender offer for ordinary shares and convertible bonds of Portugal Telecom, Sonae announced a tender offer for all the outstanding ordinary shares of Portugal Telecom’s subsidiary PT—MULTIMÉDIA—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or PT Multimédia, for €9.03 per share. Sonae will commence the tender offer for shares of PT Multimédia only if Sonae acquires at least 50.01% of the ordinary shares of Portugal Telecom in the separate tender offer for that company.

On February 27, 2006, Sonae submitted preliminary tender offer materials to the CMVM. On March 6, 2006, the boards of directors of Portugal Telecom and PT Multimédia responded to Sonae’s preliminary tender offer materials, recommending that shareholders reject the Sonae tender offers.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

We are not required to provide the information called for by Item 1.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

We are not required to provide the information called for by Item 2.

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

The selected consolidated balance sheet data as of December 31, 2004 and 2005 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The SEC has adopted an accommodation permitting eligible foreign issuers for their first year of reporting under IFRS to present two years of selected consolidated financial data in accordance with IFRS rather than five years of such data. We are required to prepare our financial statements for the year ended December 31, 2005 for the first time in IFRS, and this Annual Report on Form 20-F has been prepared in reliance on the SEC accommodation.

IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see “—U.S. GAAP Reconciliation and Recent Accounting Pronouncements” below and Note 46, 47 and 48 to our audited consolidated financial statements.

Under the SEC accommodation for eligible foreign private issuers reporting in IFRS for the first time, such issuers must also present selected consolidated financial data for five years on a basis reconciled to U.S. GAAP. We have provided, in the information below, amounts in accordance with U.S. GAAP of operating revenues, operating income, net income, net income per share, total assets, total liabilities and shareholders’ equity as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also “Item 5—Operating and Financial Review and Prospects” included in this Form 20-F.

Our consolidated balance sheet data as of December 31, 2004 and 2005 proportionally consolidate 50% of Vivo’s assets and liabilities. Our consolidated statement of income and cash flow data for the years ended December 31, 2004 and 2005 proportionally consolidate 50% of Vivo’s income and cash flows. See “Presentation of Financial Information”.

	Year Ended December 31,
	2004	2005
	(EUR Millions)
Statement of Income Data:
Amounts in accordance with IFRS
Continued Operations
Operating revenues:
Services rendered	5,520.5	5,836.9
Sales of merchandise and products	365.8	447.5
Other revenues	81.1	101.1

Total operating revenues	5,967.4	6,385.4

Costs, expenses losses and income:
Wages and salaries	631.8	667.3
Post retirement benefits	58.8	(21.6)
Direct costs	852.0	881.2
Depreciation and amortization	934.9	1,059.6
Costs of products sold	595.8	652.3
Marketing and publicity	159.8	184.4
Support services	203.8	230.2
Maintenance and repairs	141.7	157.2
Supplies and external services	643.5	760.4
Provisions and adjustments for doubtful receivables and other	168.8	171.5
Indirect taxes	123.2	166.0
Other operating costs	25.2	40.9
Impairment losses(1)	28.0	—
Workforce reduction program costs	165.6	314.3
Losses on disposals of fixed assets, net	9.2	1.2
Other costs	83.6	17.6

Income before financial results and taxes	1,141.6	1,102.9

Financial results	232.5	51.3

Income before taxes	909.1	1,051.6

Income taxes	210.0	384.3

Net income from continued operations	699.1	667.2

Discontinued Operations
Net income from discontinued operations	26.1	21.7

Net income	725.2	689.0

Attributable to:
Minority interests	102.0	35.0
Equity holders of the parent	623.2	654.0
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.98	0.98
Earnings per share, A share and ADS from continuing operations, net of minority interests:
Basic (2)	0.51	0.55
Diluted (3)	0.50	0.54
Earnings per ordinary share, A share and ADS:
Basic (2)	0.53	0.57
Diluted (3)	0.52	0.56
Cash dividends per ordinary share, A share and ADS(4)	0.35	0.475
Share capital	1,166.5	1,128.9

(1)	We recorded an impairment loss on the goodwill of the Audiovisuals unit of PT Multimédia in 2004, calculated as the difference between the carrying value and management’s estimates of the recoverable amount based on the discounted cash flows from this business. See Note 30 to our audited consolidated financial statements.
(2)	Based on 1,166,485,050 ordinary and A shares issued in the year ended December 31, 2004 and 1,128,856,500 ordinary and A shares issued in the year ended December 31, 2005.
(3)	The weighted average number of shares is computed as a weighted average as of the date given and taking into account the number of shares from the exchangeable bonds issued on December 6, 2001, assuming the conversion of the bonds into ordinary shares.
(4)	The amount shown for 2005 reflects the amount proposed by the Board of Directors and submitted for consideration at the general meeting of shareholders scheduled for April 21, 2006. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were €0.10, €0.16, €0.22, €0.35 and €0.475 (proposed), respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 2001, 2002, 2003, 2004 and 2005 were US$0.09, US$0.18, US$0.26, US$0.43 and US$0.58 (proposed), respectively.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(EUR Millions)
Statement of Income Data:
Amounts in accordance with U.S. GAAP
Operating revenues	6,042.8	6,007.7	4,460.0	4,498.5	4,453.7
Operating income	696.1	383.2	723.1	879.4	759.0
Net income before change in accounting principles	208.1	1,315.3	145.5	509.9	306.0
Cumulative effect of a change in accounting principles SFAS 133	(57.5)	—	—	—	—
Cumulative effect of a change in accounting principles SFAS 142	—	(1,038.9)	—	—	—
Cumulative effect of a change in accounting principles SFAS 143	—	—	(7.4)	—	—
Cumulative effect of a change in accounting principle—subscriber acquisition costs	—	—	—	(24.2)	—

Net income after change in accounting principles	150.6	276.4	138.2	485.7	306.0

Basic earnings per ordinary share, A share and ADS(1)	0.12	0.22	0.11	0.41	0.27
Diluted earnings per ordinary share, A share and ADS(2)	0.12	0.21	0.11	0.41	0.27

(1)	Based on the weighted average number of shares as of the date given and taking into account the number of shares issued pursuant to capital increases and all treasury shares, there were 1,228,392,386 shares for the year ended December 31, 2001, 1,253,880,328 shares for the year ended December 31, 2002, 1,249,778,188 shares for the year ended December 31, 2003, 1,173,266,406 shares for the year ended December 31, 2004 and 1,138,250,826 shares for the year ended December 31, 2005.
(2)	The weighted average number of shares is computed as a weighted average as of the date given and taking into account the number of shares from the exchangeable bonds issued on December 6, 2001, assuming conversion of the bonds into ordinary shares. For the years ended December 31, 2001 and 2003, the effects of the exchangeable bonds have been excluded from the calculation of diluted earnings per share since they would be antidilutive.

	As of and for the Year Ended December 31,
	2004	2005
	(EUR Millions)
Cash Flow Data:
Amounts in accordance with IFRS
Cash flows from operating activities	1,958.9	1,392.3
Cash flows from investing activities	185.5	(1,910.7)
Cash flows from financing activities	(1,958.2)	590.2

	As of December 31,
	2004	2005
	(EUR Millions)
Balance Sheet Data:
Amounts in accordance with IFRS
Current assets	3,972.9	6,168.0
Investments in group companies	318.3	425.6
Other investments	114.7	96.1
Tangible assets	3,936.3	4,062.0
Intangible assets	3,244.9	3,601.6
Other non-current assets	2,341.6	2,289.8

Total assets	13,928.7	16,643.1

Current liabilities	4,077.2	4,947.5
Medium and long-term debt	3,899.3	5,168.6
Accrued post retirement liability	2,321.6	2,635.9
Other non-current liabilities	1,376.5	1,309.0

Total liabilities	11,674.5	14,061.0

Equity excluding minority interests	1,686.5	1,828.4
Minority interests	567.6	753.7

Total equity	2,254.2	2,582.1

Number of ordinary shares	1,166.5	1,128.9
Share capital(1)	1,166.5	1,128.9

(1)	As of the dates indicated, Portugal Telecom did not have any redeemable preferred stock.

	As of December 31,
	2001	2002	2003	2004	2005
	(EUR Millions)
Amounts in accordance with U.S. GAAP
Total assets	16,747.8	12,554.2	11,764.3	11,864.7	13,649.5
Total liabilities	11,902.5	10,17.9	9,562.1	9,967.0	11,595.9
Total shareholders’ equity	3,736.5	2,343.7	1,999.0	1,638.5	1,819.4

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

For the years ended December 31, 2002, 2003, 2004 and 2005 the majority of our revenues, assets and expenses were denominated in Euro, although a significant portion of our assets and liabilities are denominated in Brazilian Reais. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the Euronext Lisbon Stock Exchange. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real. See “Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real”.

Our future dividends, when paid in cash, will be denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined, and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York’s expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro as certified for United States customs purposes by the Federal Reserve Bank of New York. On April 14, 2006, the Euro/U.S. dollar exchange rate was €0.8260 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2001	1.1217
2002	1.0561
2003	0.8786
2004	0.8022
2005	0.8082

(1)	The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
October 31, 2005	0.8355	0.8272
November 30, 2005	0.8507	0.8472
December 31, 2005	0.8490	0.8412
January 31, 2006	0.8286	0.8203
February 28, 2006	0.8450	0.8379
March 31, 2006	0.8275	0.8213

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

The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance.

The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On April 14, 2006, the Real/U.S. dollar exchange rate was R$2.1390 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2001	2.3522
2002	2.9309
2003	3.0715
2004	2.9171
2005	2.4341

(1)	The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
October 31, 2005	2.2886	2.2339
November 30, 2005	2.2516	2.1633
December 31, 2005	2.3735	2.1800
January 31, 2006	2.3460	2.2116
February 28, 2006	2.2217	2.1177
March 31, 2006	2.2238	2.1067

Escudo

As of January 1, 2002, we ceased to use the Escudo. For the years ended December 31, 2001, 2002, 2003, 2004 and 2005 the majority of our revenues, assets and expenses were denominated in Euros. All figures previously stated in Escudos have been converted to figures in Euro based on the fixed Escudo/Euro exchange rate, established on January 1, 1999, of PTE 200.482 per €1.00, or approximately €0.005 per PTE 1.00. See “—Euro”.

Risk Factors

The Portuguese Government Holds All of Our A Shares, Which Afford It Special Approval Rights

All of our 500 A shares are held by the Portuguese government. Under our articles of association, as the holder of all of our A shares, the Portuguese government may veto a number of actions of our shareholders, including the following:

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

Sonae’s tender offer for the outstanding ordinary shares of Portugal Telecom is subject to the amendment of these provisions of our articles of association, or waiver of the rights pertaining to our A shares, to the extent necessary to allow the implementation of the reorganization plan for Portugal Telecom contained in Sonae’s tender offer materials filed with the CMVM on February 27, 2006.

Competition From Mobile Telephony and From Other Wireline Operators Has Significantly Reduced Our Fixed Telephone Revenues and Is Likely to Continue to Adversely Affect Our Revenues

During 2005, approximately 32.1% of our consolidated revenues were derived from services provided by our wireline business in Portugal. As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines, and more than 58% of the total Portuguese voice traffic is originated in mobile networks. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can bypass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a significant decline in our revenues from international wireline telephone services.

The decrease in wireline traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See “Item 4—Information on the Company—Competition—Competition Facing our Wireline Business”.

The Development of Voice over Internet Protocol Services May Reduce Our Voice Telephony Revenues

As existing Voice over Internet Protocol, or VoIP, technology develops and new technologies emerge, competition from VoIP services is likely to intensify. VoIP has a significantly more advantageous cost structure when compared to Public Switched Telephony Networks, or PSTN. Currently, some VoIP-based providers are able to offer cost-free calls between VoIP users, as well as call prices to PSTN and mobile networks at significant discounts to our tariffs. Competition from VoIP-based operators is likely to increase price pressure on voice tariffs and reduce wireline and mobile traffic, which could harm significantly our voice telephony revenues.

In addition, there is significant regulatory uncertainty regarding VoIP services. In November 2005, ANACOM began a period of consultation regarding regulation of these services, but we expect regulations to be proposed and implemented only after this period of consultation has ended. We cannot predict when this regulatory process will be completed, nor can we predict the effect of any new regulations on our business.

Reduced Interconnection Rates Have Negatively Affected Our Revenues for Our Mobile and Wireline Businesses and May Continue to Do So

In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in the mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, we expect these rates to be further reduced by an average of 18.4% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN’s interconnection revenues and consequently its earnings. See “Item 5—Operating and Financial Review and Prospects—Results of Operations”. ANACOM is in the process of determining who has significant market power in the call origination on the mobile networks market. A decision is expected during 2006 and could also negatively impact our revenues and results of operations.

ANACOM’s price controls on fixed-to-mobile interconnection also negatively affected our wireline retail revenues because we were required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network. We expect that the reduction in interconnection charges will continue to have a significant impact on our wireline retail revenues.

In addition, the lower interconnection rates have also reduced revenues for our wholesale wireline business because our wholesale wireline unit records revenue from incoming operating calls through our network that terminate on the networks of mobile operators. The prices we charge to international operators (and hence our revenues) depends on the interconnection fees charged by mobile operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that the lower interconnection rates in 2006 will continue to have a negative impact on our wholesale wireline revenues.

We also expect ANACOM to issue a decision requiring our wireline business to offer flat rate interconnection, which would negatively affect our wholesale wireline revenues.

Increased Competition in the Portuguese Mobile Markets May Result in Decreased Tariffs and Loss of Market Share

We operate in the highly competitive Portuguese mobile telecommunications market. We believe that our existing mobile competitors, Vodafone and Optimus (owned by Sonae and France Telecom) will continue to market their services aggressively. In mid-2005, Optimus introduced a low-cost brand “Rede 4” in response to our new brand “Uzo”. Vodafone also launched a product called Directo in mid-2005 targeting the same market as Uzo and Rede 4.

In addition, the commercial introduction in Portugal of third generation mobile services has heightened competition and reduced the profitability of providing third generation services. Moreover, ANACOM may open the mobile market to mobile virtual network operators, or MVNOs, which do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. We expect competition from VoIP-based operators also to place increasing price pressure on voice tariffs and lead to reductions in mobile traffic. Competition from companies providing wireless local-area network, or WLAN, services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services. See “Item 4—Information on the Company—Competition—Competition Facing TMN in Portugal”.

The European Commission’s Review of Roaming Charges May Lead to a Reduction in Domestic Mobile Revenues

We receive approximately 6.5% of our domestic mobile revenues from incoming and outgoing roaming charges. The European Commission has determined that roaming prices in Europe should be reduced and is currently reviewing the market for roaming charges across Europe. Any decision that mandates a reduction in roaming charges would adversely affect the revenues of our domestic mobile business and of our company as a whole.

In addition, within the EU regulatory framework for electronic communications approved in 2002, the Portuguese telecommunications regulator has been analyzing concentrations of market power in various telecommunications markets in Portugal. Among the markets that the regulator has not yet analyzed is the market for roaming charges, and it is expected to do so in 2006. See “Item 4—Information on the Company—Regulation—Portugal”. Any finding that we have significant market power in the roaming market could lead to price controls or other measures that could adversely affect the revenues and results of our domestic mobile business and of our company as a whole.

PT Multimédia’s Success Depends on Its Ability to Offer New Products and Services and to Keep Up with Advances in Technology

PT Multimédia has introduced and continues to introduce new products and services, such as high speed Internet access via cable and TV services, including improving channel offer and introducing services through digital signal transmission. If it is not successful in marketing and selling such products and services, its business, financial position and results of operations may be harmed. In addition, PT Multimédia cannot be sure that there will be adequate demand for its system upgrades or new product and service offerings. Because technology changes very rapidly, it is not possible to ensure that the technology PT Multimédia uses or will use in offering its products and services will not be rendered obsolete by new and superior technology. In addition, many of the new products and services that PT Multimédia intends to offer may also be offered by its competitors. Therefore, these new products and services may fail to generate revenue or attract and retain the level of customers that we currently anticipate.

PT Multimédia is Subject to Competition in Each of Its Business Areas, which is Expected to Intensify

PT Multimédia faces competition in all its business areas. As existing technology develops and new technologies emerge, competition is likely to intensify in all these areas, particularly with regard to products and services related to subscription TV and Internet. PT Multimédia’s cable and satellite TV services face competition from broadband local loop access based on broadband wireless access. In 2005, Ar Telecom (formerly Jazztel), a direct competitor of Portugal Telecom’s wireline business, launched broadband wireless access service in Lisbon and Oporto and is expected to invest considerably in its network in the coming years. Video over ADSL is also expected to be a competitor of PT Multimédia’s television services. Novis, a direct competitor of Portugal Telecom’s wireline business, has performed tests of an IP television offer that would compete with PT Multimédia’s television services and is expected to launch such services in 2006. When licenses are granted in the future, terrestrial digital television will be a direct competitor of PT Multimédia’s subscription TV business. In its audiovisuals business, PT Multimédia also faces competition at the film distribution, film rights marketing and film screening levels. If PT Multimédia is unable to compete successfully, its business, financial position and results of operations could be significantly harmed. See “Item 4—Information on the Company—Competition—Competition Facing PT Multimédia’s Pay TV and Broadband Internet Business” and “—Competition Facing PT Multimédia’s Audiovisuals Business”.

The Broadband Market in Portugal is Highly Competitive and It May Become More Competitive in the Future

At the end of 2005, we had 933 thousand retail broadband subscribers (585 thousand asymmetric digital subscriber lines, or ADSL, and 348 thousand through cable modems), which represented a growth of 35.9% over the number of broadband subscribers at the end of 2004. Some of our competitors have been improving their commercial offer in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and pay-TV subscription). We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access, UTMS service and video over ADSL, we may face loss of market share in the broadband market, which could result in a loss of subscribers and a loss in revenues.

Burdensome Regulation in an Open Market May Put Us at a Disadvantage to Our Competitors and Could Adversely Affect Our Business

The Portuguese electronic communications sector is now fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. The Portuguese telecommunications regulator, ANACOM, is conducting a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of electronic communications pursuant to a new EU regulatory framework for electronic communications networks and services. In all but one of the 15 markets for which ANACOM has completed its analysis, the Portugal Telecom group has been found by ANACOM to have significant market power and consequently is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See “Item 4—Information on the Company—Regulation—Portugal.”

Regulatory Investigations and Litigation May Lead to Fines or Other Penalties

We are regularly involved in litigation and regulatory inquiries and investigations involving our operations. ANACOM, the Portuguese telecommunications regulator, the European Commission and the Autoridade da Concorrência, the Portuguese competition authority, can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries and investigations include several complaints before the Autoridade da Concorrência relating to alleged anti-competitive practices in our wireline and multimedia businesses, including against:

•	PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts;

•	PT.com (this complaint was formerly against Telepac, which was merged into PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market;

•	TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space;

•	TMN by Optimus for alleged abuse of dominant position in the call termination market;

•	PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines; and

•	PT Conteúdos and TV Cabo for alleged anti-competitive practices in connection with media content and its strategic partnership with SIC.

See “Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions” and “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings”.

If we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, or in litigation proceedings, that are currently pending against us or which may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

A Governmental or Regulatory Decision Could Force Us to Dispose of One of Either Our Fixed Line or Cable Network

In the context of their regulation of concentrations of market power, the European Commission or the Portuguese Autoridade da Concorrência could require us to separate our fixed line network from our cable network. We have also been studying the possibility of separating our wholesale division from our retail division of our wireline business, including by contributing our fixed line network to an entity that would manage that network for our company. Such a separation might serve as a stage in the separation of our fixed line and cable networks. Any such separation would significantly change the nature of our wireline business and its results of operations.

The Portuguese Government Could Terminate or Fail to Renew Our Wireline Concession and Our Licenses and Authorizations for Data, Mobile and Cable TV Services

We provide a significant number of services under a Concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See “Item 4—Information on the Company—Regulation—Portugal”. The Concession runs until 2025, with provisions for renewal. The Portuguese government can revoke the Concession after 2010 if it considers the revocation to be in the public interest. It can also terminate our Concession at any time if we fail to comply with our obligations under it. The Portuguese government can also terminate our licenses under certain circumstances. If the Portuguese government took such action, we would not be able to conduct the activities authorized by the Concession or the relevant licenses. This loss would eliminate an important source of our revenues.

The first of our major licenses to expire is the renewable, non-exclusive license held by TMN to provide GSM mobile services throughout Portugal. This license is valid until 2007 and may be renewed thereafter by authorization of the Portuguese telecommunications regulator. However, the Portuguese regulator has the power not to renew our license, and failure to renew this license would eliminate an important source of our revenues.

Our Recent Ratings Downgrade and Any Future Downgrades May Impair Our Ability to Obtain Financing and May Significantly Increase Our Cost of Debt

On March 8, 2006, Moody’s and Standard & Poor’s downgraded our credit ratings to Baa1 and BBB+ as a result of our announcement that we are conditionally stepping up our shareholder remuneration policy for the period through 2008. We have four loans from the European Investment Bank (EIB) totaling €379 million that contain a provision under which the EIB has the right to require us to provide a guarantee acceptable to the EIB in the event our ratings are downgraded to BBB+/Baa1. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we fail to provide EIB the required guarantee, the EIB has the right to accelerate the repayment of the loans. We began to renegotiate these provisions with the EIB in October 2005. After our ratings downgrade, we completed the negotiation with the EIB and have been notified by the EIB that they will not require us to deliver a guarantee. The EIB has stated that it will accept the BBB+/Baa1 ratings and has asked us to increase the spread on these loans, which will increase our interest expenses. However, we have not yet formalized this agreement with the EIB.

Our ratings downgrade could adversely affect our ability to obtain future financing to fund our operations and capital needs. The downgrade could affect the marketability of any new debt securities we may wish to issue and could affect the pricing terms we are able to obtain in any new bank financing or issuance of debt securities. In addition, Moody’s has placed our rating under review for possible downgrade, and Standard & Poor’s has placed us on credit watch with negative implications. Any further downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity.

We Are Exposed to Exchange Rate and Interest Rate Fluctuations

We are exposed to exchange rate fluctuation risks, mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2005, cumulative foreign currency translation adjustments related to investments in Brazil were €715.1 million. A devaluation in the Brazilian Real in the future could result in negative adjustments to our balance sheet. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity” and “—Exchange Rate Exposure to the Brazilian Real”.

We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but these financial instruments may not prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

Macroeconomic Factors in Brazil Could Reduce Expected Returns on Our Brazilian Investments and Potentially Lead to Impairment Charges

A material portion of our business, prospects, financial condition and results of operations is dependent on general economic conditions in Brazil. In particular, it depends on economic growth and its impact on demand for telecommunications and other related services. The major factors that could have a material adverse effect on our investments and results of operations in Brazil, include:

Adverse political and economic conditions. The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. The Brazilian government has utilized salary and price controls, currency devaluation and foreign exchange controls as tools in its previous attempts to stabilize the Brazilian economy and control inflation. Changes in the government’s exchange control policy, or in general economic conditions in Brazil, could have a material adverse effect on the results of our operations in Brazil. Deterioration in economic and market conditions in other countries (mainly in other Latin American and emerging market countries) may adversely affect the Brazilian economy and our business.

Fluctuations in the Real and increases in interest rates. The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 12.8% in 2001 and by 81.4% in 2002. During 2002, the Real underwent significant devaluation due in part to political uncertainty in connection with the elections and the global economic slowdown. In the period leading up to, and after, the general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that would differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real until the end of 2002. The Real depreciated against the Euro by 1.3% and 1.4% in 2003 and 2004, respectively, and appreciated by 31.7% against the Euro in 2005. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

During 2004 and 2005, the Brazilian Central Bank tightened its monetary policy to contain inflationary pressures resulting from high international prices for oil and other commodities, and increased the SELIC basic interest by 125 basis points to 17.75% at the end of 2004 and to 19.75% in May 2005. Since then, the Brazilian Central Bank has eased its monetary policy, decreasing the SELIC basic interest rate to 18% at the end of 2005. However, an increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil. In addition, an increase would raise our interest costs because most of the interest on Vivo’s debt is floating.

Inflation in Brazil. Brazil has historically experienced extremely high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 1.2% in 2005 compared to 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002. If Brazil experiences significant inflation, Vivo may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected, which could in turn have an adverse effect on our results of operations.

We could be required to record impairment charges relating to goodwill for our investment in Vivo. Under IFRS, we are required to test our goodwill for impairment at least annually. If the carrying value of the goodwill exceeds the related recoverable amount, we are required to write down our goodwill. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. See “Item 5—Operating and Financial Review and Prospects—Overview—Critical Accounting Policies and International Financial Reporting Standards”. We recorded €701.4 million of goodwill on our balance sheet as of December 31, 2005 relating to Vivo. An increase in interest rates or other macroeconomic events (or an adverse event affecting the operations of Vivo) could decrease the estimated future cash flows from our investment in Vivo. An event that causes us to reduce our estimates of the future cash flows of Vivo could require us to record an impairment of this goodwill, and, depending on the size of the impairment, this could have a material adverse effect on our balance sheet and our results of operations.

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

As in any joint venture, it is possible that Telefónica Móviles and we will not agree on Vivo’s strategy, operations or other matters. Any inability of Telefónica Móviles and us to operate Vivo jointly could have a negative impact on Vivo’s operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Vivo will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the joint venture will be realized. See “Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica”.

Regulation May Have a Material Adverse Effect on Vivo’s Results

Our mobile business in Brazil is subject to extensive regulation, including certain regulatory restrictions and obligations relating to licenses, competition, taxes and rates (including interconnection rates) applicable to mobile telephone services. Changes in the regulatory framework in the mobile telecommunications sector may have a negative impact on Vivo’s revenues and results of operations. Moreover, Vivo’s operating subsidiaries are restricted from increasing some of the rates that they charge for services provided even if a devaluation of the Real or an increase of interest rates by the Brazilian government increases their costs. Such circumstances may limit Vivo’s flexibility in responding to market conditions, competition and changes in its cost structure, which could have a material adverse effect on its results of operations and in turn adversely affect our results of operations.

The Conditions Applying to Vivo’s Subsidiaries Under the SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations

In September 2000, ANATEL, the Brazilian telecommunications regulator, introduced a new mobile services licensing regime, referred to as the SMP regime. The SMP regime permits existing mobile service providers operating under concessions to migrate to the SMP regime and become SMP license holders. Each of Vivo’s subsidiaries has migrated to the SMP regime and now holds a SMP license instead of their previous concessions.

In 2003, SMP operators were required to implement long distance carrier selection codes to allow customers to choose their carrier for domestic long distance services (for both “VC2” and “VC3” calls) and international cellular calls. VC2 calls are calls made to parties outside a caller’s area code but inside the same state, and VC3 calls are calls made to parties outside the caller’s state. As a result, Vivo’s subsidiaries no longer receive revenues from long distance services but instead receive revenues from interconnection fees paid by wireline long distance operators for wireline long distance traffic originating and terminating on their networks. The interconnection fees do not fully compensate, however, for the loss of long distance revenues that Vivo’s subsidiaries formerly received from VC2 and VC3 calls, and this has had a negative impact on the overall revenues of Vivo’s subsidiaries. If Vivo were able to offer wireline long distance services in addition to mobile services, it might be able to mitigate the impact of carrier selection codes on its revenues. However, because ANATEL considers Vivo’s subsidiaries to be affiliated with Telefónica, which provides wireline long distance services in the state of São Paulo and was awarded a license to provide such services nationwide, ANATEL will not award a wireline long distance license to any of Vivo’s subsidiaries.

In addition, under the SMP regime, an SMP mobile operator pays for the use of another SMP mobile operator’s network in the same authorization area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them (known as a partial “Bill & Keep” regime). In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. ANATEL has proposed to replace this partial Bill & Keep regime with a model based on the costs of mobile operators. However, we cannot predict whether the current regime will remain in place or whether any future regulatory change could have an adverse effect on our operations. While ANATEL analyzes regulatory alternatives, it has maintained the partial Bill & Keep regime, extending these rules through Resolution No. 408, promulgated in 2005.

In 2005, the partial Bill & Keep regime contributed to a decrease in Vivo’s revenues from interconnection fees charged to other companies. If ANATEL were to implement a full “Bill & Keep” regime and if the traffic Vivo’s subsidiaries terminate for other SMP mobile operators were to exceed the traffic other SMP mobile operators terminate for Vivo’s subsidiaries, Vivo’s, and consequently our, revenues and results of operations may be adversely affected. We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change could have an adverse effect on our results of operations. See “Item 4—Information on the Company—Regulation—Brazil—SMP Regulation”.

Interconnection Fees and Regulated Adjustments to Those Fees May Not Result in Sufficiently Remunerative Revenues for Terminating Calls on the Mobile Networks of Vivo’s Subsidiaries and May Negatively Affect our Revenues and Results of Operations

Under the new SMP regime, interconnection fees for the termination of calls on mobile networks are determined through free negotiation between Vivo’s subsidiaries and other telecommunications operators. If the parties do not reach an agreement, the matter is determined through arbitration, which is conducted by ANATEL. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and applicable regulations relating to traffic capacity, use of the interconnection infrastructure by requesting parties and other matters.

In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as “VC1” calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for VC2 and VC3 long distance calls that also provides for a 4.5% annual adjustment to interconnection fees. The annual adjustments under these agreements may not be sufficient to cover Vivo’s costs and preserve its margins from interconnections with Vivo’s network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo’s subsidiaries derive an important part of their revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on the subsidiaries’ mobile networks.

In addition, ANATEL may further modify the regulatory regime governing interconnection fees. ANATEL has proposed to replace the partial Bill & Keep regime with a model based on the costs of mobile operators. ANATEL has proposed to implement this new model in mid-2007. We cannot predict whether this proposed model will be implemented and whether it will have an adverse effect on our operations. If this model were to result in lower annual adjustments to interconnection fees than under the provisional agreements reached in 2005 described above, our revenues and results of operations could be adversely affected.

ANATEL has also published specific proposals for regulations regarding interconnection charges that could adversely affect Vivo’s revenues and results of operations. These proposals include (1) a proposal that two SMP operators controlled by the same economic group receive only one interconnection charge for calls originated and terminated on their networks rather than the current two charges, (2) a proposal for new negotiation rules for interconnection charges under which ANATEL would have a role in determining the charges rather than the current free negotiation of the charges and (3) a proposal for interconnection charge unification among SMP providers of the same economic group having significant market power according to criteria still to be defined. If new regulations along these lines take effect, they could have an adverse effect on Vivo’s results of operations because (1) interconnection charges could drop significantly, thereby reducing Vivo’s revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the prices Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce Vivo’s average prices and its revenues.

See “Item 4—Information on the Company—Regulation—Brazil—SMP Regulation”.

Vivo Faces Substantial Competition in Each of its Markets that may Reduce its Market Share and Harm our Financial Performance

Competition may continue to intensify for Vivo as a result of the strategies of existing competitors, the possible entrance of new competitors and the rapid development of new technologies, products and services. Vivo’s ability to compete successfully will depend on its marketing techniques and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by its competitors. If Vivo does not keep pace with technological advances, or if it fails to respond timely to changes in competitive factors in its industry, it could continue to lose market share, and Vivo and we could suffer a decline in our revenue. Competition from other SMP communications service providers in the regions in which Vivo operates has also affected, and may continue to affect, its financial results by causing, among other things, a decrease in its customer growth rate, decreases in prices and increases in selling expenses.

These factors have already contributed to a negative effect on Vivo’s market share and results of operations and could have a material adverse effect on our results of operations in the future. As a result of competitive pressures, for example, Vivo’s market share decreased from 50.9% as of December 31, 2004 to 44.4% as of December 31, 2005, and Vivo’s market share of net additions to its customer base decreased from 38.1% for the year ended December 31, 2004 to 21.8% for the year ended December 31, 2005, based on information received from ANATEL. In addition, Vivo’s net additions of customers decreased 44.6% from the year ended December 31, 2004 to the year ended December 31, 2005. Similarly, the market share of TCO, Tele Leste, Tele Sudeste and Celular CRT Participações in their authorized areas declined in the same period, and the market share of net additions to the customer base of these companies declined significantly. Net additions of customers of each of these companies also declined significantly from the year ended December 31, 2004 to the year ended December 31, 2005. In addition, Vivo’s selling expenses for the year ended December 31, 2005 grew at a significantly higher rate than its net operating revenue compared to the year ended December 31, 2004, and similar trends existed at each of TCO, Tele Leste, Tele Sudeste and Celular CRT Participações.

Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within Vivo’s market. Vivo may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect its business, financial condition and results of operations and could adversely affect our results of operations.

Vivo’s Results of Operations Have Been Negatively Affected by a Decrease in Its Customer Growth and Could Also Be Affected if Its Rate of Customer Turnover Increases

Vivo’s rate of acquisition of new customers has declined significantly, primarily due to competition and increased market penetration. For example, Vivo’s net additions of customers decreased 44.6% from the year ended December 31, 2004 to the year ended December 31, 2005 due to a decrease in the rate of addition of new prepaid customers to 2,704,000 new prepaid customers in the year ended December 31, 2005, compared to 5,540,000 new prepaid customers in the comparable period of the prior year. This decrease in the rate of new additions of customers has negatively affected Vivo’s results of operations and could continue to do so in the future. In addition, if Vivo’s rate of customer turnover were to increase significantly, its results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence Vivo’s rate of acquisition of new customers and rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

Improper Use of Vivo’s Network Can Adversely Affect its Costs and Results of Operations

Vivo incurs costs associated with the unauthorized use of its wireless networks (particularly its analog cellular network), including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs and payments to other carriers for non-billable fraudulent roaming. Improper use of Vivo’s network can also increase Vivo’s costs if it has to increase its provision for doubtful accounts to reflect amounts it does not believe it can collect for improperly made calls. In 2005, for example, TCP, TCO, Tele Leste, Tele Sudeste and Celular CRT Participações increased their provisions for doubtful accounts because of previously undetected improper use of their networks. Any unexpected increase in the improper use of Vivo’s network in the future could materially adversely affect its costs and results of operations and could adversely affect our results of operations.

We Are Currently Reviewing Our Internal Controls for the First Time Pursuant to the Sarbanes-Oxley Act of 2002, and if We Identify any Material Weaknesses or Significant Deficiencies in our Internal Controls, Investors May Lose Confidence in Our Reported Financial Information

We are in the process of assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. We began a comprehensive review of our internal controls in 2005 and have identified areas of focus for strengthening our internal controls. A number of processes and systems are currently being changed in order to bring our internal controls into compliance with best practices in the industry. We expect to complete this process in 2006, but we cannot provide assurance that we will be able to do so. In addition, there can be no assurance that our auditors will issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting. See “Item 15—Controls and Procedures”.

As part of our review, we may identify “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In addition, our Brazilian mobile business at Vivo is engaged in a similar process of evaluating its internal controls and changing a number of processes and systems in anticipation of the Section 404 certification process for its own Annual Report on Form 20-F for the fiscal year ending December 31, 2006. If Vivo were to identify any material weakness in its internal controls as part of its review of internal control over financial reporting, such a material weakness could result in a material weakness in our own internal controls due to the importance of Vivo to our business.

Any failure to complete an assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Inadequate internal controls could also cause investors to lose confidence in our reported financial information.

The Benefits of Our Strategy and Our Financial Targets May Not Be Realized

On March 6, 2006, we rearticulated our strategy, announced the potential restructuring of our international investments and announced new financial targets. The principal elements of this strategy are described in “Item 4—Information on the Company—Overview”. The financial targets we announced included a goal of 3% to 5% growth in our adjusted EBITDA and specific targets for operating cash flow over the next three years and annual cost savings to be achieved by 2008. We define adjusted EBITDA to mean earnings before interest, taxes, depreciation and amortization, impairment losses, workforce reduction program costs, losses and gains on disposals of fixed assets, and other costs. Although management believes that these targets are achievable, they are subject to significant assumptions and uncertainties that could cause them not to be achieved. For example, these targets assume that we will obtain regulatory relief that we have requested, but have not yet been granted, to allow us to bundle traffic revenues with fixed charges in our wireline business by including a specified number of minutes in the monthly line rental charge. They also assume cost savings initiatives and plans for the optimization of capital expenditures and working capital, and they assume that we will be able to achieve further cost reductions by further streamlining our operations. In addition, the contribution of our Brazilian mobile business to our financial targets assumes that the Real/Euro exchange rate will remain stable at R$2.55 = €1.00. The Brazilian Real has been subject to significant fluctuations in relation to the Euro in past years, including in 2005. See “—Macroeconomic Factors in Brazil Could Reduce Expected Returns on Our Brazilian Investments—Fluctuations in the Real and increases in interest rates”.

Our target of providing shareholder remuneration of over €3 billion between 2006 and 2008 also depends on our ability to generate profits and cash flows and on shareholder approval of these initiatives.

Any of the factors described above could cause us to be unable to achieve the financial targets and other goals articulated as part of our strategy and could cause shareholders not to receive the benefits of that strategy.

An ADS Holder May Face Disadvantages Compared to an Ordinary Shareholder When Attempting to Exercise Voting Rights

Holders of our ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Portuguese law and our articles of association, to vote the ordinary shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the ordinary shares in favor of proposals supported by Portugal Telecom’s board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 4—INFORMATION ON THE COMPANY

Overview

Portugal Telecom’s legal and commercial name is Portugal Telecom, SGPS, S.A. Portugal Telecom is a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Republic of Portugal. The company was originally incorporated as Portugal Telecom, S.A., a sociedade anónima in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701, and our facsimile number is +351 21 500 0800. Portugal Telecom’s agent for service of process in the United States is CT Corporation System at 111 Eighth Avenue, New York, New York 10011. Our home page is located at www.telecom.pt. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

We provide telecommunications and multimedia services in Portugal and Brazil. Our services include:

•	wireline services, which include fixed line telephone services for retail and wholesale customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, Internet access (dial-up and broadband), data and business solutions, portal and e-commerce services;

•	mobile telecommunications services, such as voice, data and Internet-related services;

•	multimedia services, which consist of cable and satellite television services, broadband Internet and film distribution and screening;

•	sales of telecommunications equipment; and

•	Portuguese-language television programming activities and provision of content.

In Portugal, we are the leading provider of all of these services. The provision of wireline services in Portugal continues to account for a larger proportion of our revenues (32% during 2005) as compared to revenues derived from any other line of business in our group. In Brazil, we have a leading position in the mobile market. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles, the Spanish mobile telecommunications company, pursuant to which we created, on December 27, 2002, a mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003. See “—Our Businesses—Brazilian Mobile Business”, below.

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

The telecommunications market is increasingly characterized by new technological developments resulting in new opportunities and risks for telecommunications operators, the growth in demand for Internet-related services and the increasing use of information technology in telecommunications services. The key elements of our strategy include:

•	enhancing the performance of our operations in the evolving domestic competitive landscape, including initiatives such as aggressively rolling out triple-play VoIP offers and offering differentiated broadband services;

•	segregating wireline access, which potentially represents a first step towards monetization and regulatory relief;

•	seeking to promote a model of shared utilization of mobile networks, which would facilitate the further penetration of third generation services and rapid deployment of mobile TV capabilities;

•	continuing our existing partnerships and seeking to manage our international assets in a proactive manner in selected markets where we have a clear competitive advantage;

•	continuing our focus on the operational enhancement of Vivo; and

•	seeking to concentrate and crystallize the value of selected assets in Africa.

Our specific strategies in our domestic market include the following:

•	Wireline

•	continue to develop and market voice services at flat rates;

•	continue to improve the attractiveness of our broadband services by offering exclusive content and value-added services rather than focusing only on price and speed;

•	launch triple-play services through the roll-out of IP television; and

•	in our data and corporate unit, increase our emphasis on value-added, integrated information technology and solutions to business.

•	Domestic Mobile

•	continue to develop and bring to market innovative data and video services for third generation mobile phones;

•	launch a Mobile TV service together with PT Multimédia; and

•	consolidate leadership in the mobile market.

•	Multimedia Business

•	introduce triple-play services, as described above;

•	seek further penetration by focusing on under-served regions of Portugal;

•	seek to stimulate demand for pay TV services by promoting development of high-quality Portuguese language content; and

•	continue to focus on improvements in quality of service.

•	Group-Wide Initiatives

•	seek further company-wide operating efficiencies by centralizing common functions; and

•	continue to use workforce reductions to decrease our labor costs and increase our productivity over time.

In addition, we continue to seek avenues for growing our business in a manner consistent with the promotion of competition in the Portuguese telecommunications market. We have begun to explore the further separation of our two fixed networks, the copper network operated by our wireline business and the cable network operated by our multimedia business, conditioned upon obtaining regulatory relief.

For information regarding our current and historic principal capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Capital Investment and Research and Development”.

For information regarding the public takeover offer by Sonae, see “Recent Development”.

Our Businesses

Business Units

Our market is characterized by increasing competition and rapid technological change. Portugal Telecom’s business unit subsidiaries are held by Portugal Telecom in its role as holding company. The diagram below presents our different businesses as of December 31, 2005.

(1)	Providing wireline services in Portugal, including our fixed telephone service, Internet access services, wholesale services and data and business solutions services.
(2)	Providing multimedia services in Portugal, including cable operations through TV Cabo and audiovisuals services through Lusomundo Audiovisuais and Lusomundo Cinemas. In our discussion of this business segment below, we have provided a diagram of the different businesses operating under PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or PT Multimédia.
(3)	In our discussion of this business segment below, we have provided a diagram of the organizational structure of Vivo.
(4)	Various international investments, including global telecommunications operators in Cabo Verde Islands, São Tomé e Principe Islands and Macao, mobile operators in Morocco and Angola, and other investments in various countries.
(5)	Various instrumental companies providing services to Portugal Telecom group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT PRO (shared services), PT Compras (central purchasing) and PT Contact (call centers).

The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2004 and 2005:

	2004	2005	% Increase (Decrease) of Item
	(EUR millions)
Wireline Business:
Retail	1,379.4	1,318.8	(4.4)%
Wholesale	476.4	457.7	(3.9)%
Data and Corporate	242.0	244.9	1.2%
Directories	129.7	120.4	(7.2)%
Sales	36.1	34.2	(5.4)%
Other	41.5	37.7	(9.2)%

Total	2,305.2	2,213.6	(4.0)%

Domestic Mobile Business:
Services	1,446.3	1,403.6	(3.0)%
Sales	153.3	146.3	(4.5)%
Other	6.7	7.1	5.4%

Total	1,606.3	1,557.1	(3.1)%

Multimedia Business
Pay TV and Cable Internet	513.2	551.7	7.5%
Audiovisuals	84.9	75.8	(10.8)%
Other	0.7	1.0	58.9%

Total	598.8	628.5	5.0%

Brazilian Mobile Business:
Services	1,425.3	1,737.8	21.9%
Sales	136.6	233.8	71.2%
Other	37.3	65.3	75.1%

Total	1,599.1	2,036.9	27.4%

Other Businesses	163.2	215.2	31.9%

Eliminations in consolidation	(305.1)	(265.8)	(12.9)%

Total consolidated operating revenues	5,967.4	6,385.4	7.0%

Wireline Business

Our wireline business consists of four operating companies, PT Comunicações, PT Prime, PT.com and PT Corporate, which provide the following services on our wireline network:

•	retail, including fixed line telephone services and Internet access services to residential and small office home office customers;

•	wholesale, including leased lines, interconnection services, unbundled access to our local loops, and transmission of television and radio signals;

•	data and corporate, including data communications, leased lines to major clients, network managing and outsourcing; and

•	other wireline services, including our directories business and sales of telecommunications equipment.

PT Comunicações holds and operates our fixed line network, providing fixed line telephone services, wholesale services, directories and sales of telecommunications equipment. PT Comunicações provides fixed line telephone services pursuant to a Concession granted to us by the Portuguese government and transferred to PT Comunicações pursuant to Decree Law 219/2000. On December 11, 2002, PT Comunicações entered into a definitive agreement to acquire full ownership of the basic telecommunications network from the Portuguese government. Since then, PT Comunicações has owned the basic telecommunications network.

PT Prime offers corporate customers in Portugal data and corporate services through a “one-stop-shop” for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing. Before October 2003, we held 87.5% of the share capital of PT Prime. In October 2003, we acquired the remaining share capital of PT Prime from SIBS—Sociedade Interbancária de Serviços (Interbank Services Company), a Portuguese entity operating the ATM network and the inter-bank payment system in Portugal, for €39 million.

PT.com is the leading Internet company in Portugal, operating as an Internet Service Provider, or ISP, using our fixed line network and the brands SAPO and Telepac, as well as in portal and related activities through sapo.pt, Portugal’s leading Internet portal. PT.com was formed as PT Multimédia.com, or PTM.com, in March 2000 by PT Multimédia to aggregate all of its Internet activities focused on the residential and small and medium-sized enterprise markets. In October 2002, we entered into an agreement with PT Multimédia to acquire its 100% interest in PTM.com. The sale of PT Multimédia’s Internet business to us was intended to encourage the continued growth of our broadband businesses and increase the loyalty of fixed line subscribers, while providing a single platform for investment and development of on-line services and content for the Portugal Telecom group. The results from our services provided through PTM.com, renamed PT.com in November 2004, have been included in our wireline business segment since 2003.

PT Corporate, launched in July 2003, serves the 49 largest economic groups and government-related entities in Portugal, and acts as a single interface for every company within the PT Group, with the authority to represent, negotiate and sign in the name of each PT Group company. PT Corporate offers these large corporate customers solutions for fixed and mobile telecommunications, internet, technologies and information systems and outsourcing. Due to the size and specific business requirements of its clients, PT Corporate was created to contribute to its clients’ business success by assuring the integrated and optimized development of their systems and information processes.

Fixed Line Network. We maintained approximately 4.5 million telephone and ADSL access lines in service at December 31, 2005, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into traditional main lines (PSTN), ISDN lines and asymmetric digital subscriber lines (ADSL) lines. Because of their large capacity, we count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2005, we had 637 thousand ADSL lines, of which 585 thousand were attributable to our ADSL retail business (which is operated by PT.com), and 3,769 thousand PTSN/ISDN lines, of which 78% were residential/small office home office clients, 16% business and the remainder mainly payphones, wholesale lines and other.

The following table shows the number of our main lines by category.

	As of December 31,
	2001	2002	2003	2004	2005
Fixed line main lines in service (thousands)
Traditional main lines	3,501	3,317	3,224	3,165	3,011
ISDN main line equivalents	800	826	813	783	758
ADSL	3	53	188	420	637
Unbundled local loop (ULL)	—	—	—	9	72
Total	4,304	4,196	4,225	4,377	4,478
PSTN/ISDN fixed line main lines per 100 inhabitants	42.3	41.9	41.2	40.6	40.5
Public pay phones (thousands)	45.5	43.8	41.4	47.3	57.8

Over past years, we have made significant investments to meet subscriber demand for lines and to modernize our fixed line network. As a result, the number of PSTN/ISDN lines per 100 inhabitants has almost doubled from 20.9 fixed line main lines at the end of 1989 to approximately 40.5 fixed line main lines at the end of 2005.

We have offered ISDN services commercially since 1994. We offer a basic-rate service, which provides two communications channels, and a primary-rate service, which provides up to 30 communications channels. At the end of December 2005, we had 260,673 accesses to our basic-rate ISDN service and 7,899 accesses to its primary-rate ISDN service. By the end of 2005, ISDN lines represented 20.1% of our total equivalent fixed line main lines, as compared with 19.8% one year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and our ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

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

All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2005, PT Comunicações was providing approximately 1,142 thousand voicemail boxes.

We launched ADSL service in Lisbon and Oporto in 2002 and now cover virtually all of Portugal. We offer ADSL lines both to retail customers, such as residential customers and small and medium-sized businesses, and to wholesale customers. During 2004, we focused on customer retention and loyalty in order to turn around the wireline business. The aggressive rollout of ADSL was central to this strategy. Throughout 2004, new broadband products and offers were launched, including the launch of one of the first broadband prepaid offers in Europe and the revamping of the ADSL product brand, Sapo ADSL. In 2005, we continued to improve the quality of services and customer care and to innovate, launching electronic billing with legal validity, VoIP and video services on SAPO Messenger, the group’s instant messenger service. We continued to deploy ADSL as one of our principal strategies, increasing geographic coverage to almost all of Portugal and increasing transmission speeds. We also introduced new pricing plans targeted to specific customer needs. The following chart shows the evolution of our ADSL retail and wholesale customer base for the periods indicated.

We had 0.2 billing complaints per 1,000 bills and 10.4 reported faults per 100 main lines in the year ended December 31, 2005. The percentage of faults repaired in less than 12 working hours was 79.4% in 2005, compared with 77.7% in 2004. We offer residential customers detailed billing on request without extra charge.

Traffic. Total traffic originated on the network has been decreasing since 2002, primarily because consumers have increasingly used mobile service instead of fixed line service and because of the migration of dial-up Internet users to ADSL. The chart below sets forth the rate of growth or decrease of traffic originated on our fixed line network in terms of the percentage change in minutes.

The following table shows the breakdown of fixed line traffic originated on our fixed line network among mobile, Internet and data and other domestic and international traffic for the periods indicated.

Total Growth of Originated Traffic

	Year ended December 31,
	2001		2002		2003		2004		2005
	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%
Domestic	7,431	43.0	6,480	39.6	5,841	40.1	5,236	42.8	4,669	44.7
International	411	2.4	402	2.5	382	2.6	372	3.0	411	3.9
Fixed-to-mobile	1,215	7.0	1,119	6.8	1,023	7.0	918	7.4	844	8.1
Internet	6,920	40.0	6,581	40.3	5,023	34.5	3,151	25.3	1,818	17.4
Other	1,319	7.6	1,758	10.8	2,294	15.8	2,673	21.5	2,704	25.9

Total	17,296	100.0	16,340	100.0	14,563	100.0	12,440	100.0	10,446	100.0

During 2005, Internet-related traffic accounted for approximately 17.4% of the total traffic originated on the fixed line network, compared with 25% during 2004.

We offer other ISPs access to our network under one of two regulated access regimes that may be chosen by the ISP: (1) the Reference Offer for Internet Access, which allows ISPs either to pay us a call origination charge and a fee for invoicing customers on their behalf or to pay a wholesale flat rate and bill their customers directly or (2) the Reference Interconnection Offer, which offers two different billing structures based on call origination, with variations based on the manner in which the ISPs’ infrastructures are connected to our network and billing arrangements. For additional information, see “—Regulation—Portugal—Interconnection—Internet Access”.

We are required to provide carrier selection to our customers for all kinds of traffic. See “—Regulation—Portugal—Number Portability and Carrier Selection”. Carrier selection has been an additional factor that has contributed to the reduction in traffic on our network. In addition, in January 2006, ANACOM published regulations permitting carrier pre-selection of non-geographic services, such as toll-free numbers.

Except for customer pre-selection and Internet traffic, we account for traffic originating on our network in our fixed line telephone services unit, and we allocate the revenue billed to customers to that unit. Traffic originating on other networks but terminating on our network, and the related revenue, is allocated to our wholesale unit.

Marketing. We have increased our marketing efforts aimed at customer loyalty and promoting increased use of our wireline telephone services.

Promotional Efforts and Market Analysis. We aggressively promoted the sale of products and services targeted to specific customers in 2005 through, among other things:

•	a 52% increase in 2005 of ADSL accesses to 637 thousand, with the rate of service coverage of our network reaching 99.4% in 2005, compared to 95.1% in 2004. Aiming at improvement in the quality of service, we launched two new access levels—4 Mbps and 8Mbps, and decreased the price of ADSL service;

•	an increase in the pricing plans we offer with the launch of new flat-rate pricing plans for unlimited consumption for various time slots during the day, namely “PT Noites”, “PT Manhãs”, “PT Tardes”, “PT Fim-de-Semana”, “PT Dias Úteis” and “PT Total”. The total number of accounts subject to pricing plans reached 1.8 million at the end of 2005;

•	the successful launch of an instant messenger service called Sapo Messenger in the first half of 2005, followed by the launch of a softphone VoIP and Video service. Sapo Messenger had over 370 thousand users at the end of 2005.

•	the successful launch of several campaigns with strong acceptance from customers, namely “Especial Dia dos Namorados” (Valentine’s Day Special), the summer campaign “Você paga mas não paga” (You pay but don’t pay) and “Campanha Novo Tarifário 1 cêntimo” (New 1 cent Tariff Campaign);

•	the development and launch of a new range of security solutions, namely “Homeguard”, “Homealarm”, “Homesafe” and “Powermax”;

•	the launch of a new voice message reception service for customers with special needs; and

•	the launch of a new client portal, “PT Casa”, allowing fixed line customers to manage their telecommunications services online.

We use market research programs to evaluate customer satisfaction and service quality and to help develop new products. We focus our marketing on different segments of the residential and business market. We have an advanced billing and customer information system and a marketing information database that combines usage and other data.

Customer Care. To provide support and marketing services to our residential and business customers, we have developed a network of regional organizations and retail service centers. In addition, we have separate call centers dedicated to increasing services to our residential and business customers. The call centers are interconnected and cover the whole country. This system allows our customer service representatives to access the history of customers’ telephone use and commercial dealings with us.

In 2005, we began to build a new data center in Lisbon to increase our capacity and improve the security of our services. We also improved the infrastructure of our internal IT systems to facilitate the sharing of resources and centralized management.

Increased Selling Efforts. We have developed a distribution network through our retail service centers and agents such as supermarkets and other retail outlets. Our customer support system allows us to develop and implement strategies to sell new and expanded services to our customers. We often use telemarketing to both the residential and small and medium-sized enterprise market segments to develop closer relationships with our customers.

In 2005, we continued to pursue our strategy of market segmentation, namely our residential and business market segments, and established partnerships between subsidiaries of Portugal Telecom to offer integrated telecommunications solutions to corporate customers, including simpler voice services and integrated website solutions. We also executed agreements with corporate associations to benefit small businesses.

Retail

Fixed Line Telephone Services. We provide public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €1,318.8 million and €1,379.4 million to our wireline operating revenues during 2005 and 2004, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

•	Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as a monthly fee from pricing packages.

•	Traffic, including charges for the use of our fixed line network based on rates dependent on the amount and type of usage.

We divide traffic into domestic and international traffic. Domestic traffic consists of domestic telephone services provided directly to subscribers that originate or terminate calls on our fixed line network. International traffic consists of international telephone services provided directly to users that originate calls on our fixed line network.

Since 2000, public switched fixed line telephone services in Portugal have been fully open to competition. As a result of this competition, as well as the trend toward use of mobile services instead of fixed line services, we have experienced, and expect to continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. See “—Competition—Competition Facing Our Wireline Business”.

Fixed Charges. Our fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €679.8 million and €668.5 million to our wireline operating revenues during 2005 and 2004, respectively.

In July 2005, we created two different tariffs—one for the residential market and another for the business market. The installation charge remained the same for both markets, €71.83. The standard line rental fee was €12.66 for the residential market and €12.98 for the business market. The fee for basic ISDN lines was €26.46 per month for both markets. The chart below illustrates changes in our prices and fees from 2001 through 2005. All prices are in Euros and exclude VAT.

Fixed Fees for Fixed Line Telephone Services(1)

	As at December 31,
	2001	2002	2003	2004	2005
Installation fee	74.41	71.83	71.83	71.83	71.83
Line rental per month	12.27	11.85	12.3	12.66	12.66	(residential)
					12.98	(business)

(1)	Amounts rounded to nearest hundredth.

Traffic. Traffic contributed €473.6 million and €588.4 million to our wireline operating revenues during 2005 and 2004, respectively. Measured in minutes, total fixed line retail traffic originating on our fixed line network decreased by 16.0% during 2005 compared with 2004. The decrease was primarily due to the continuing effects of the trend toward use of mobile services instead of fixed line services and the migration of Internet users to ADSL.

Domestic. Domestic traffic contributed €408.1 million and €514.7 million to our wireline business’s operating revenues in 2005 and 2004, respectively.

Prices. Since July 2005, we have had two domestic tariffs: local (former local + regional) and national. Between the end of 2000 and the end of 2005, weighted average prices for domestic fixed line telephone services decreased by 1.7% per year in nominal terms. Compared with 2004, domestic prices decreased a further 1.97% over the course of 2005 in nominal, annualized terms. See “—Regulation—Portugal—Pricing of Wireline Services”.

The chart below illustrates changes in our prices from 2001 through 2005. The call prices from 2001 through 2005 are for a three-minute call at peak rates in 2005 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As at December 31,
	2001	2002	2003	2004	2005
Local call prices	0.12	0.12	0.12	0.13	0.12	(residential)
					0.13	(business)
Regional call prices	0.24	0.23	0.21	0.16	0.12	(residential)
					0.13	(business)
National call prices	0.35	0.33	0.29	0.20	0.19	(residential)
					0.19	(business)

(1)	Amounts rounded to nearest hundredth.

Our pricing structure has come more into line with pricing structures in the rest of the EU over the last ten years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2005.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2005
	EU Average(1)	EU Average(2)	Portugal
Local call prices:
Residential	3.52	3.68	4.07
Business	3.49	3.69	4.21
National call prices:
Residential	6.52	6.12	6.47
Business	6.32	6.08	6.33

(1)	The average including all 25 member states of the EU.
(2)	The average including only the previous 15 member states of the EU.

To increase its price competitiveness, we are promoting innovative differentiated pricing plans for market segments, including various plans specially designed for business customers and residential customers. We also offer a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society.

International. We estimate that operating revenues from international fixed line telephone services were €65.5 million in 2005 compared to €76.3 million in 2004. Revenues from international fixed line telephone services come primarily from charges to our individual and business subscribers in Portugal for outgoing calls. We must pay a portion of these charges to other international operators whose facilities carry the calls. Although revenues from international fixed line telephone services have generally decreased in recent years as a result of decreases in international traffic and prices for outgoing international calls, traffic increased in 2005 as a result of growth in traffic from prepaid international calling cards.

Accounting Rates. Historically, the amount of incoming traffic has been significantly greater than the amount of outgoing traffic. As a result of this imbalance, we receive higher payments from other international telecommunications operators than we pay out to these operators. We periodically renegotiate the amount of the payments with these operators.

In recent years, the billing rates among operators have been declining steadily, both for incoming and outgoing traffic. We estimate that, on an aggregate basis in Euros, termination rates for international traffic at the end of 2005 decreased by a weighted average of approximately 18.1% for incoming traffic and 21.0% for outgoing traffic compared to the end of 2004.

With the opening of the Portuguese market to competition in 2000, international telecommunications operators are now able to provide services directly in Portugal. They can lease lines from us or obtain international lines from other operators and then interconnect with our fixed line network. The revenues we receive from these services are interconnection fees and thus fall into the wholesale business category of our wireline business. As a result, while our share of the international market has declined, increases in our wholesale business have, to some extent, offset this decline.

Prices. We set traffic charges for international fixed line telephone services by groups of countries. Within each group, we charge different prices according to the time of day and the day of the week that the customer makes the call. Between the end of 2001 and the end of 2005, we experienced aggregate reductions in real terms of 3.7% in international traffic prices.

The table below shows changes in prices for our international fixed line telephone services to selected destinations since 2001. The prices for 2001 through 2005 are peak rate prices per minute on the basis of a three-minute call, set at 2005 constant prices. They are in Euros and exclude VAT.

Selected Prices for the International Services(1)

	As of December 31,
	2001	2002	2003	2004	2005
EU(2)	0.28	0.27	0.27	0.27	0.27
Other European countries(3)	0.63	0.61	0.61	0.61	0.61
United States	0.29	0.28	0.28	0.28	0.28
Canada	0.29	0.28	0.28	0.28	0.28
Brazil	0.59	0.57	0.57	0.57	0.57

(1)	Euro amounts rounded to nearest hundredth.
(2)	Including Switzerland.
(3)	Excluding Norway and Iceland.

ADSL Services and ISPs. We are the leader in providing Internet access in Portugal. As at December 31, 2005, we had approximately 585 thousand ADSL retail customers, which represented an overall increase of 53.4% over the previous year. We also offer dial-up paid and free Internet access services. In 2005, revenues from ADSL services grew 50.8% to €150.6 million, more than offsetting a 34.6% decline in dial-up revenues to €14.8 million as increasing numbers of people switched to broadband service.

Application Service Provider (ASP). We also provide ASP services in Portugal, which include remote applications services, web hosting and web design services to small and medium-sized enterprises. We had approximately 2,734 customers for our ASP business at December 31, 2005.

Wholesale

Our wireline business wholesale services, which are provided primarily through PT Comunicações, consist of:

•	domestic and international interconnection telephone services that we provide to other telecommunications service providers in Portugal, including other companies in our group;

•	provision of carrier pre-selection and number portability;

•	leasing of national and international lines to other telecommunications service providers and Portuguese cable television operators, including other companies in our group;

•	provision of ADSL on a wholesale basis to other ISPs, including other companies within the Portugal Telecom group;

•	transmission of television and radio signals for major broadcast television companies in Portugal;

•	narrowband Internet access origination services, which we provide to ISPs, including other companies within the Portugal Telecom group;

•	other services provided to telecommunications service providers and operators, such as local loop unbundling and IP international connectivity;

•	provision of co-location services and duct sharing to other cable television companies; and

•	provision of wholesale line rental.

Wholesale services provided €457.7 million and €476.4 million to our wireline operating revenues in 2005 and 2004, respectively.

Traffic. Interconnection and narrowband Internet access traffic comprises about 50.3% of our wholesale business in terms of revenues. The service providers who purchase interconnection services include fixed and mobile network operators, telephony and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates for call termination, call origination, transits and international interconnection. In 2005, interconnection rates per minute for call termination included local transit rates equal to €0.0068, single transit rates equal to €0.0097 and double transit rates equal to €0.0147, each based on a three-minute call made during peak hours. We published the latest version of our reference offer for unbundled access to our local loops in September 2005 and since then have made available to its competitors, where technical and space conditions are available, all of our local switches, 191 of which are co-located. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor. See “—Regulation—Portugal—Unbundling of the Local Loop” and “—Regulation—Portugal—Number Portability and Carrier Selection”.

Wholesale traffic is generated by the interconnection portion of our wholesale business, which decreased by 8.8% in 2005 compared with 2004. This decrease was primarily due to a decrease in Internet traffic, which was partially compensated for by increases in indirect access traffic. The following table sets forth the total amount of wholesale domestic traffic on our fixed line network during the period 2001 through 2005.

Wholesale Domestic Traffic

(millions of minutes)

	Year ended December 31,
	2001	2002	2003	2004	2005
Mobile(1)	1,061	998	959	912	880
Internet	6,916	6,581	5,023	3,151	1,818
International(2)	1,343	1,420	1,318	1,413	1,581
Other(3)	2,336	2,831	3,008	3,753	4,139
Total	11,656	11,830	10,308	9,229	8,418

(1)	Reflects mobile-to-fixed calls terminated on our fixed line network.
(2)	Includes incoming international traffic (both fixed and mobile), outgoing international traffic from other operators using our network and transit traffic.
(3)	Includes fixed-to-fixed calls terminated on our fixed line network, calls originated on our network through indirect access through other operators and other traffic.

International wholesale mobile traffic accounted for approximately 43% of the Portugal Telecom group’s total outgoing international traffic and approximately 34% of total incoming international traffic in 2005. We estimate that, in 2004, these percentages were approximately 44% and 37%, respectively.

Leased Lines. We lease lines to other telecommunications providers for fixed, mobile and data communications services, including our other subsidiaries and competitors. Since 1996, we have been leasing lines to resellers who offer voice services to corporate networks and closed user groups. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. We offer a minimum set of leased lines (up to 2 Mbps) at the retail level to medium and large businesses, and we offer terminating segments and trunk segments at the wholesale level to telecommunications providers. Our Concession requires us to provide leased lines to third parties.

The three current mobile telephone operators in Portugal, which include our subsidiary TMN, Vodafone Portugal and Optimus, are among our wireline business’ largest leased line customers. Our wireline business leases lines to TMN and TV Cabo on a basis that does not discriminate against other customers.

Prices. The net prices and fees we receive from providing access to our fixed line network on a wholesale basis are less per minute than those we charge for domestic and international fixed line telephone services.

Domestic interconnection revenue per minute for calls terminated on our network declined by 10.1% in nominal terms in 2005 compared with 2004. International interconnection revenue per minute declined by 18.1% in nominal terms in 2005 compared with 2004. In accordance with EU and Portuguese regulations, our interconnection prices are based on our costs (which are audited by ANACOM) plus a margin.

Data and Corporate

We provide data and corporate services within our wireline business to top corporate and business customers that need complex telecommunications solutions, including:

•	digital leased lines;

•	broadband data and IP/MPLS Ethernet solutions;

•	networking and systems integration solutions;

•	Internet-related services and applications including Intranet and Extranet services;

•	interactive systems and related applications;

•	outsourcing of telecommunications application systems;

•	consultancy services;

•	Web design and site management;

•	fixed line and mobile convergence services;

•	business-to-business e-commerce;

•	security and disaster recovery solutions;

•	housing and hosting solutions, including application service provider, or ASP, and enterprise resource planning, or ERP; and

•	telephone services using Internet protocol.

We are the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues contributed €244.9 million and €242.0 million to our wireline operating revenues in 2005 and 2004, respectively.

Services. We have developed a full range of telecommunications services for businesses, and we integrate these services (together with other services we offer, such as fixed line services and domestic mobile services) to provide our customers with service packages. By combining our communications capabilities with our software-based integrated systems and applications, we offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We believe we are the primary service provider in Portugal capable of offering customers a full range of integrated and customized services. Despite increasing competition, overall demand for data and corporate services has been increasing. As a result of competition, we have reduced our prices for leased lines and data services.

We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom, Equant and Infonet. We use systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Motorola, Nortel Networks and Matra/EADS Telecom.

We lease lines and broadband capacity to large businesses for data communications and other private uses and provide related services. We also provide integrated voice and data services to corporate customers. We offer X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, such as frame relay, virtual private networks over IP for data communications, broadband services, security/firewall services and VSAT satellite communications services. In addition, we offer a new range of data, voice and Internet services, such as Intranet, Extranet and managed services, including VoIP. We use IP-based solutions to improve interconnections between companies and their employees and between customers and commercial partners through remote access. These solutions enable customers to integrate voice, video and data services in a flexible cost-effective manner with add-on capacity. The offering of web contact center solutions represents an evolution of the classic call center for customers.

We provide a range of broadband solutions to corporate customers. The type of solution depends on the type (voice, data or image), volume, priority level and stability of information flow required by our customers.

We also provide reporting services targeted to special customers to control service level agreements and the overall performance of the network.

In addition, we provide outsourced corporate network services for our customers. For example, we operate and manage the SIBS network, as well as the corporate networks of our strategic partners Caixa Geral de Depósitos, Banco Espírito Santo and CTT.

Networks. We provide services over the largest IP/MPLS backbone in Portugal, with PT Prime leasing the necessary fixed line capacity from PT Comunicações. We have points of presence in all major cities throughout Portugal, and we link our network to our customers’ premises through switches and access points that we own. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. We also provide high speed Internet access through ADSL and xDSL. PT Prime supplies full IP and broadband connectivity for the entire PT group.

When we receive revenues from services offered through lines leased by PT Prime from PT Comunicações, we typically divide the revenues between PT Prime’s own direct billings to its customers and leased line revenues from the wholesale business of PT Comunicações. Revenues from fixed line voice services for corporate customers are not reflected in PT Prime’s revenues, as they are included in retail revenues.

Systems Integration. We offer an integrated range of telecommunications and information technology services to the business market. Our goal is to service all of our customers’ telecommunications needs and to leverage the traditional offering of products and services from our group.

We have a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce our position as a leader in this area, we are pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers.

To support these new services and to respond to the increasing demand of e-business integrators, we developed Corporate Internet Data Centers in Lisbon and Oporto, and we are currently upgrading the Lisbon center. These facilities allow us to provide services, such as co-location, sophisticated web hosting, ISP services, data storage, disaster recovery and ASP services.

We also offer services focused on the integrated management of networks ranging from local area networks, or LANs, to software applications, including PC management.

Marketing and Customer Care. We focus significant resources on marketing and customer care. Account managers are given clear incentives to meet and exceed sales targets. We are upgrading our sophisticated customer relationship management platform to increase focus on market and Internet efficiency.

We seek to compete in Portugal on the basis of the quality of our services as well as our position as the leading supplier of integrated telecommunications and IT services. We price our various service offerings on the basis of volume, the duration of service agreements and the scope of the services offered to each customer.

We offer our corporate customers services available from other companies in our group. Our subsidiary PT.com, for example, provides significant support for product development and the marketing of Internet and ADSL access.

Other Wireline Services

Other wireline services include primarily our directories business and sales of telecommunications equipment.

Directories. Operating revenues from our directories business amounted to €120.4 million in 2005 and €129.7 million in 2004. We subcontract to Páginas Amarelas (an associated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space.

Sales of Telecommunications Equipment. Revenues from sales of telecommunications equipment amounted to €34.2 million in 2005 and €36.1 million in 2004, including the sale of handsets, modems and other telecommunications equipment.

Domestic Mobile Business

TMN, our Portuguese mobile operating company, is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network and by revenues, margins and profits.

TMN contributed €1,557.1 million and €1,606.3 million to our domestic mobile business operating revenues in 2005 and 2004, respectively.

The use of mobile services has grown considerably in Portugal in recent years. As of December 31, 2005, there were approximately 108.7 active mobile telephone cards per 100 Portuguese inhabitants. This was more than the number of wireline main lines per 100 Portuguese inhabitants as of December 31, 2005, which was 40%, according to ANACOM. The table below provides statistical information relating to TMN.

	As of December 31,
	2001	2002	2003	2004	2005
TMN—Portugal
Number of subscribers (thousands)	3,905	4,426	4,887	5,053	5,312
Subscribers growth per annum (%)	33	13	10	3	5
Number of subscribers per 100 inhabitants (including competitors’ subscribers)	77.2	81.9	89.8	95	108.7
Estimated market share by number of subscribers (%)(1)	49.0	51.9	48.7	48.8	47.6
Churn rate (%)(2)	23.5	25.3	23.5	27.7	27.6
Number of employees	1,194	1,192	1,109	1,133	1,184

(1)	Source: ANACOM and TMN.
(2)	TMN defines the “churn rate” as the percentage of TMN mobile subscribers that end their use of TMN’s mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service.

Services. TMN provides mobile telephone services using the GSM and UMTS technologies. GSM and UMTS are European and worldwide standards using digital technology. Through roaming agreements, TMN’s subscribers can use GSM and UMTS services to make and receive mobile calls throughout Europe and in many other countries around the world.

TMN provides GSM services in the 900 MHZ and 1800 MHZ band spectrums. TMN began to offer GSM 1800 services in 1998 in addition to the GSM 900 service it already offered. TMN’s strategy has been to use GSM 1800 services to offer an increased number of channels in high traffic density areas without compromising the quality of the network. Dual-band handsets, which select available channels from either frequency band, enable users to benefit from the wider range of available channels.

In 2000, the Portuguese government opened a tender for licenses for UMTS services, and TMN received one of these licenses. Licenses were also awarded to Vodafone Portugal and Optimus. In 2004, TMN began providing UMTS services to its customers, with an emphasis on new services, such as video telephony and high-speed data. In 2004 and 2005, we have pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites. At the end of 2005, TMN’s UMTS population coverage was approximately 73%, and its geographic coverage was about 28%, or 1,300 municipalities out of a total of 4,600 in Portugal, including every municipality with over five thousand inhabitants.

In April 2006, TMN launched HSDPA (High Speed Downlink Packet Access), the first step in the evolution of mobile broadband UMTS services. This technology will evolve in the coming years, positioning mobile operators as competitors in the high speed internet services market.

TMN paid spectrum fees in 2004 and 2005 of €29 million and €27 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network and its UMTS network. These spectrum fees are recorded as an operating expense under “indirect taxes” in our financial statements.

We expect the development of third generation services to require additional investments. TMN made direct investments of €50.8 million in 2004 and €77.1 million in 2005 in building out its third generation network and services. In 2005, the investments made by TMN in connection with UMTS represented more than 45% of its total capital expenditures in 2005.

During 2004 and 2005, TMN continued to introduce new products and services in Portugal, such as:

•	“+Perto” and “Plano”, two new packages of minutes targeted to postpaid customers;

•	“Out Mail”, access to the e-mail service in a continuous basis: anywhere at anytime;

•	“Krava”, a new service whereby prepaid and postpaid customers are allowed to make calls that will be paid by the receiver;

•	“Mix”, a new tariff plan for prepaid and postpaid customers using a single card;

•	“Check in”, a service to customers who mainly use international calls;

•	“Visa card TMN”, a credit card that offers to TMN’s customers benefits and discounts in calls and equipment, such as handsets and other accessories;

•	“Lost Calls Service”, an automatic service that advises you which numbers tried to call you when your mobile phone is disconnected or is unavailable;

•	“Videosharing”, the first commercial video sharing service launched in Portugal, in partnership with Nokia;

•	“TMN backup”, a service that provides remote back-up of all personal content on a TMN customer’s handset;

•	“Localizz”, a new service of mobile localization for the corporate segment, which allows on-line visualization (through an Internet page) of all mobile phones of the company;

•	“Giga access”, connectivity to e-mail or internet in a mobile basis;

•	“Music edition”, a service that allows customers to share, hear and transfer music;

•	“Walkman”, the first service in Portugal that allows customers to keep up to 10 music CDs;

•	“Euro 2004TMN I9”, the first prepaid access to a wide range of services and contents (May 2004);

•	third generation video call centers and videomail;

•	the installation of UMTS networks in every town where the European football championship took place (May 2004);

•	“Travel Mate” and “City Guide”, which are targeted at foreign users who visit Portugal (June 2004);

•	“MMS Funny” in partnership with Unisys, which allows customers to send pre-formed video multimedia messages and personalize them with the sender’s voice; and

•	“Wayfinder”, a GPS based system.

Peer-to-peer, or P2P, messaging services via SMS or MMS continue to account for a significant portion of TMN’s data revenues and are an area where TMN continues to experience significant growth, particularly through MMS, as MMS-enabled handsets are made available to a larger number of customers. In addition, TMN offers a wide range of other services in its data service portfolio, such as a multimedia mobile portal (I9-Inove) and a standard mobile portal (myTMN), multimedia content services (including Logos & Ring Tones or Java games), access to third-party branded content, connectivity to e-mail or the Internet via GPRS/UMTS, corporate solutions and mobile payment services. GPRS, or General Packet Radio Service, is a mobile data service standard for GSM handsets.

TMN’s multimedia portal I9-Inove optimizes the current capabilities of GPRS/UMTS systems to provide customers with faster, easier access and a wider range of services and content, such as Java Games, mobile TV, messaging services, goals from the Portuguese football league in video, TV Cabo’s programming guide and the Lusomundo cinema ticketing service, the first m-commerce service in Portugal. As of December 31, 2005, I9-Inove had reached approximately 1.1 million TMN customers. On the myTMN website (www.mytmn.pt), TMN customers can also access and buy a wide range of content (such as logos, ring tones and alerts), allowing personalization of their mobile phones.

In keeping with its emphasis on innovation, TMN has a strong focus on offering services that meet customers’ expectations. For example, TMN recently launched a service called “tmn Backup”, which provides remote backup of all personal content on a handset (such as contacts, SMS messages, photos, ring tones, games and other downloads) that would be lost if the handset were stolen or misplaced.

Another innovative service is the 12400 Video service, launched in 2004, which provides news and entertainment programs from the major Portuguese TV stations to customers through videocall. The 12400 Video is simple, practical and functional and is still the only such service in Portugal. To access the service, TMN’s 3G clients need only make a videocall to the number 12400 and choose the content they wish from a simplified menu.

TMN’s portfolio of services also includes Logos & Ring Tones (monophonic, polyphonic and true tones), Multimedia Messaging Services, or MMS (including the ability to send messages to other operators’ customers), Java Games and My Message 4u (a service that allows customers to personalize the welcome message or to send voice messages with music, dedications or jokes). A customer can also create his or her own MMS album, with holiday souvenirs, cards and similar items.

TMN also offers a variety of Internet access and multimedia services, such as Wi-Fi, GPRS and UMTS Internet access and the ability to receive or send a fax over a mobile handset. These services are available to every TMN subscriber, including users of all prepaid services and corporate customers.

TMN offers data services specifically focused on the corporate segment, such as SMS and MMS Express and the POS Mobile service. SMS and MMS Express allows users to send messages to a mailing list in a quick, automatic and easy form. POS Mobile allows TMN corporate clients to use POS (point of sale) mobile equipment to receive debit or credit payments at any place with total security. TMN also launched Localliz, which is a location-based service that allows mobile management and localization of a company’s resources (such as handsets, cars, machines and containers) through an Internet website.

TMN offers an m-payment service called Telemultibanco that allows the payment of utility bills by mobile phone.

Data service usage has grown considerably as customers have become increasingly familiar with TMN data services, service offerings have been expanded and access speed has increased through the introduction of UMTS. We are working to further increase data speeds to improve performance and the attractiveness of the TMN package of products, which we expect will result in a higher contribution of data services (beyond P2P messaging) to overall revenues in the future. One example of the potential growth is the recent launch of a Mobile TV that allows customers to access a package of 21 live channels.

In June 2005, TMN introduced a low-cost brand “Uzo” that targets low cost subscribers and uses TMN’s GSM network. Uzo offers a very simple service to its customers with no obligatory recharges and one tariff for voice calls and SMSs to all networks of 16 cents per minute and 8 cents per message, respectively. However, if the customer recharges its card with €15 or more, he or she is allowed to speak and to send messages to all networks for 12 cents per minute and 6 cents per message, respectively, for a period of 30 days. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo’s products and services are offered through the Internet, Uzo’s call centers (which are separate from TMN’s call centers) and independent news stands and shops located throughout Portugal.

Subscribers and Traffic. TMN is the market leader in mobile services in Portugal. At December 31, 2005, TMN had approximately 5.3 million subscribers, representing an increase of 5.1% from December 31, 2004. At December 31, 2005, TMN’s subscribers represented 47.6% of the total mobile subscribers in Portugal. During 2005, TMN’s share of new mobile subscribers (net additions) was 23.8%, according to ANACOM. Over the course of 2005, TMN’s churn rate, which means the percentage of TMN mobile subscribers that ended their use of TMN’s mobile services either by terminating their service or by changing their mobile handset and card number without terminating their existing TMN service, was 27.6%. TMN’s churn rate was 27.7% in 2004.

In addition to the increase in the number of subscribers, mobile usage grew during 2005. TMN’s voice traffic in terms of minutes grew by 4.7% to 7,486 billion minutes in 2005, compared to 7,148 billion minutes in 2004. Average monthly usage per subscriber increased 0.5% to 121.6 minutes in 2005, compared to 121 minutes in 2004. In terms of traffic from data transmission services, SMS increased by 3.1% during 2005 and there was an average of 25.4 SMS messages per month per user in 2005, 1.0% less than the average of 25.7 SMS messages per month per user in 2004. This decrease in the average SMS messages per month per user occurred primarily as users increasingly used other data services instead of SMS messages. Traffic from WAP services supported by GPRS and UMTS networks increased by 105.9% in 2005.

Prices and Revenue Breakdown. We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 88.5%, 9.4% and 2.1%, respectively, of TMN’s revenues in 2005, and approximately 88.3%, 9.5% and 2.2%, respectively, of TMN’s revenues in 2004. Monthly subscription fees range from €8.26 (+Perto; Plano) to €40.91 (Extra), excluding VAT.

However, fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on TMN’s business. In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 24% compared with 2004 rates. In 2006, we expect these rates to be further reduced by an average of 18.4% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN’s interconnection revenues and consequently its earnings.

Products and Marketing. TMN offers a variety of innovative products. It was the first operator in the world to offer pre-paid services, and its prepaid and discount products are popular. We estimate that at the end of 2005, approximately 82.3% of its subscribers were using TMN’s prepaid products. In order to improve customer retention and segmentation, TMN redesigned its entire offer of prepaid pricing plans in 2004. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN has recently focused on encouraging the use of mobile services by young people through SMS incentive packages. TMN experienced a 12.4% increase in the number of postpaid subscribers in 2005 as a result of a promotional campaign aimed at stimulating a switch from prepaid to postpaid services and also as a result of continued marketing efforts directed at corporations and in the middle and high-end segment of the market.

TMN markets its services through more than 2,100 points of sale, including TMN’s sales force, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers.

Network and Capital Investment. In recent years, TMN has made significant investments in its second and third generation networks. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2005, TMN’s digital network had 4,102 GSM base stations, including 138 base stations added during 2005, and 1,894 UMTS B nodes, including 1,035 B nodes added during 2005. As of December 31, 2005, these GSM base stations covered more than 95% of continental Portugal and 99% of the Portuguese population, and the UMTS B nodes covered approximately 28% of continental Portugal and 73% of the Portuguese population.

Since November 2005, TMN has been one of 18 operators in the world that are members of the Global Certification Forum, an industry group aimed at ensuring compatibility of mobile telecommunications systems.

Roaming. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2005, TMN had entered into GSM roaming agreements with a total of 289 operators (in 209 countries or regions), 84 GPRS roaming agreements (in 60 countries or regions) and 32 3G roaming agreements (in 23 countries or regions).

Equipment Sales. TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €146.3 million and €153.3 million to TMN’s operating revenues in 2005 and 2004, respectively.

Multimedia Business

We provide multimedia services in Portugal through our subsidiary PT Multimédia and its subsidiaries. PT Multimédia and its subsidiaries contributed €628.5 million and €598.8 million to our multimedia business operating revenues in 2005 and 2004.

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

Since its initial public offering in November 1999, PT Multimédia’s ordinary shares have been traded publicly in Portugal. During the course of 2002 and 2003, we acquired 2.43% and 1.08%, respectively, of PT Multimédia in the open market. As of December 31, 2005, and following the capital reduction after the share buyback program completed in May 2005, Portugal Telecom held 58.43% of PT Multimédia. Through equity swap contracts, as of December 31, 2005, we had access to an additional 9.89% of PT Multimédia’s share capital.

In March 2000, PT Multimédia created PT Conteúdos to hold its interests in programming ventures, and PTM.com, to which it transferred its Internet-related assets.

In April 2000, PT Multimédia acquired 42.0% of Lusomundo, a leading media and entertainment company in Portugal, through a tender offer on the Euronext Lisbon Stock Exchange. On March 26, 2001, PT Multimédia acquired 57.9% of Lusomundo, after approval from the Portuguese competition authorities in January 2001, thereby increasing its ownership interest in Lusomundo to 99.9% of Lusomundo’s share capital. Approval was given on condition that PT Multimédia ensure that content produced by and supplied to Lusomundo, in which it does not face significant present or future competition, be made available to third parties in accordance with normal market practice and the policy of transparency and non-discrimination that applies to other members of the Portugal Telecom group.

In October 2002, we entered into an agreement with PT Multimédia to acquire its 100% interest in PTM.com, its 24.75% interest in Páginas Amarelas and its 50% interest in Sportinveste Multimédia. These acquisitions took effect in September 2002 and were completed at an aggregate acquisition price of €199 million. In addition, we also acquired €401 million in shareholder loans that PT Multimédia had extended to PTM.com and Sportinveste Multimédia. This transaction reduced the net debt of PT Multimédia by €600 million to €139 million. Since October 2002, PT Multimédia has not consolidated the financial results of PTM.com, which are included in our wireline business. PTM.com was renamed PT.com in December 2004. See “—Wireline Business—Retail—ASDL Services and ISPs”, above.

On February 28, 2005, PT Multimédia announced the disposal of its 100% interest in Lusomundo Serviços, SGPS, S.A., including an 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. Through these companies, PT Multimedia previously ran a newspaper publishing and distribution business and a radio programming business. The sale was completed on August 25, 2005 after approval by the Portuguese Media Authority (Alta Autoridade para a Comunicação Social) and the Portuguese Competition Authority (Autoridade da Concorrência). The proceeds for PT Multimédia from the sale were €173.8 million, of which €10.1 million was paid to Portugal Telecom in connection with the acquisition of its 5.94% interest in Lusomundo Media, which was agreed prior to the closing of the transaction. The stake held by Portugal Telecom had been acquired from Fidelity Investments on October 16, 2003 for €9 million.

Overview. PT Multimédia’s segments consist of:

•	cable and satellite television through TV Cabo;

•	broadband Internet access through cable modem provided by TV Cabo;

•	TV programming activities through PT Conteúdos and its subsidiaries and affiliates;

•	cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais; and

•	cinema exhibition through Lusomundo Cinemas.

The diagram below shows PT Multimédia’s major lines of business and the subsidiaries operating in each of those businesses as of December 31, 2005.

TV Cabo. PT Multimédia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo’s subsidiaries in Madeira and Azores. TV Cabo is also involved in advertising sales. In addition, it provides multimedia services, such as broadband cable Internet access and certain interactive digital television services.

Cable Television and Direct-to-Home Satellite Television Services. TV Cabo is the leading cable television operator in Portugal. At December 31, 2005, TV Cabo’s cable network passed, or provided potential access to, approximately 2.66 million homes, representing approximately 73% of the total TV households in Portugal. At December 31, 2005, TV Cabo had approximately 1.09 million cable customers, an increase of 2.2% over the end of 2004. TV Cabo’s cable television subscribers are charged an installation fee, a monthly subscription fee for programming packages and, for those with access to premium channels, an annual or monthly rental fee for set-top boxes.

In 2005, TV Cabo replaced its customer relationship management, billing and provisioning systems. In the migration to the new systems, not all customer accounts were transferred correctly. During 2005, we adjusted our database as necessary to correct these errors and did not consider revenues from certain subscribers that were incorrectly shown to have past due receivables. Also, inactive customers were removed from the reported database.

Since September 1998, TV Cabo has also distributed a direct-to-home, or DTH, satellite television service in Portugal. TV Cabo distributes its DTH satellite service using Hispasat Satellite broadcasting capabilities. TV Cabo’s DTH satellite service is the only DTH digital multi-channel service specifically marketed in Portugal. TV Cabo’s DTH satellite subscribers are charged an installation fee and a monthly subscription fee and are required either to purchase or rent from TV Cabo a satellite dish and a digital set-top box. TV Cabo’s DTH satellite service is mainly targeted at people whose homes are not served by TV Cabo’s cable television network.

Because it offers cable and DTH satellite services, TV Cabo can distribute programming and advertising across Portugal. As of December 31, 2005, TV Cabo had approximately 1,479 thousand customers, of which 389 thousand were DTH satellite subscribers. At December 31, 2005, approximately 52.3% of TV Cabo’s subscribers subscribed to its premium channels, for which it charges additional fees.

Programming Content. As of December 31, 2005, TV Cabo offered 65 channels in its extended basic package (of which 40 were included in its basic package) and nine premium channels to cable and DTH satellite subscribers in continental Portugal. Over half of the channels distributed by TV Cabo, including Lusomundo channels (Premium, Gallery, Action and Happy) and Sport TV, which is described below, consist principally of programming that is in Portuguese or that has been dubbed or subtitled in Portuguese. The rest of the channels are mainly in English, with some channels in other European languages such as Spanish, French and German.

TV Cabo launched a 60-channel extended basic digital package in the second quarter of 2005 called Funtastic Life. In October 2005, the extended basic package was further improved with the introduction of five new channels, bringing the number of channels to 65. This extended basic package includes 14 channels of exclusive TV Cabo content, including Sport TV 2, Fox channels, Nickelodeon, MTV and Discovery channels. In addition, in May 2005, PT Multimédia launched a premium cinema channel exclusively dedicated to comedy movies. This channel, Lusomundo Happy, fits into PT Multimédia’s strategy of increasing Pay-TV service segmentation, thereby meeting the diverse needs of its client base.

Broadband Internet Service. As of December 31, 2005, TV Cabo had approximately 348,000 subscribers for its broadband Internet access product. In addition to its postpaid service, TV Cabo launched the first prepaid broadband product in Portugal in 2004 under the brand name “Zzt”. TV Cabo was also the first operator to offer 1Mbps downstream speed. In 2005, TV Cabo further improved its broadband Internet service by increasing downstream speeds fourfold without increasing the cost to the customer. In addition, TV Cabo increased customers’ download capacity within the basic broadband Internet access package in order to encourage customer loyalty.

Digitalization. Throughout 2005, PT Multimédia continued its efforts to digitalize its Pay TV services. Digitalization provides higher security levels in controlling illegal access to content (TV Cabo uses NAGRA’s ALADIN conditional access system) and will allow PT Multimédia to make available to customers additional TV channels and services, such as VoD (video-on-demand), EPG (electronic programming guide), multi-game and multi-camera services, which add value to customers and create a competitive advantage. PT Multimédia aims to stimulate the migration of its clients from analog to digital services by offering a greater selection of content and services, as in the introduction of its Funtastic Life package in 2005. At December 31, 2005, PT Multimédia had over 500 thousand set-top boxes enabled for digital services.

Network. TV Cabo has made significant investments in the development of a hybrid fiber-coaxial broadband distribution network. TV Cabo’s television signals are transmitted through fiber optic cables owned by our fixed line business under a service agreement regulated by ANACOM. In addition, TV Cabo has used PT Comunicações’ existing ducts, wherever possible, to build its network. The network has a bandwidth of 750 MHz and 860 MHz in certain areas, and is sufficient to permit gradual migration to digital signals. The current design of the network allows it to increase capacity without significant additional capital expenditure. TV Cabo has activated the two-way capacity of its bandwidth cable network reaching approximately 2.6 million homes, which at the end of 2005 represents 96% of homes passed by its network. We expect network expansions in 2006 and 2007 to allow increases of up to 500 thousand in homes passed by the TV Cabo network.

Marketing. TV Cabo is pursuing aggressive marketing campaigns. It is promoting its premium channels, and highlighting the high level of Portuguese-language content on its channels, the new Funtastic Life service and its broadband Internet access (NetCabo). TV Cabo markets its services through door-to-door selling, telemarketing and through Portugal Telecom shops, its own shops, supermarkets and other retail shops. We believe the alliance with SIC, Sport TV and other content producers has been contributing to the increased penetration of TV Cabo, as the agreement contemplates cross promotions between free and cable TV, and increased advertising initiatives.

PT Conteúdos. PT Multimédia created PT Conteúdos to manage the Portuguese-language audiovisual programming activities previously managed by TV Cabo. After restrictions on cable operators engaging in any programming business were lifted in 1997, TV Cabo formed two joint ventures to develop programming channels in Portugal (Sport TV and Premium TV) and launched SIC Notícias, as described above. These ventures were aggregated under PT Conteúdos, which is 100% owned by PT Multimédia.

Until June 2003, PT Conteúdos owned 54% of Premium TV, a partnership with Globo and SIC. In June 2003, PT Conteúdos acquired the remaining 46% of the share capital of Premium TV held by Globo and SIC, which produced two premium movie channels—Telecine Premium and Telecine Gallery—using the film libraries of Globo. Until May 2003, these channels were distributed via cable and satellite, through TV Cabo’s platforms. In June 2003, PT Conteúdos replaced Telecine Premium and Telecine Gallery with two premium movie channels (Lusomundo Premium and Lusomundo Gallery), produced in-house using the film libraries of Lusomundo. PT Conteúdos launched Lusomundo Action in 2004 and Lusomundo Happy in 2005, as described above, and in December 2004, Premium TV was merged into PT Conteúdos and ceased to exist as a separate company.

PT Conteúdos also owns 50% of Sport TV Portugal, S.A., or Sport TV, a joint venture with Sportinveste, SGPS, S.A., a subsidiary of Olivedesportos, a Portuguese sports marketing firm. This joint venture produces Sport TV, a premium sports channel, which is distributed by Portuguese cable and satellite operators in exchange for a per-subscriber fee. Sport TV holds a license to distribute most league matches of Portugal’s leading football league through 2008 and certain other European football leagues through 2006. Until November 2003, 33.33% of Sport TV was owned by each of PT Conteúdos, PPTV and Rádio Televisão Portuguesa, S.A., or RTP, the Portuguese state television operator. In November 2003, PT Multimédia entered into an agreement to purchase, through PT Conteúdos, an additional 16.67% stake in Sport TV from RTP for €16.3 million, thereby increasing its ownership in Sport TV to 50%. The remaining 50% is now held by PPTV. The purchase was completed in April 2004. The agreement guarantees Sport TV exclusive broadcasting rights to Portuguese football league matches from 2004 through 2008.

PT Conteúdos also holds PT Multimédia’s 40% interest in Lisboa TV, the owner of SIC Notícias. See “—TV Cabo”, above.

PT Conteúdos is engaged in the wholesale business for content. From 2002 onwards, this company has been responsible for negotiations with content producers of the acquisition of rights to carry pay TV channels and other content. It resells that content to different distribution platforms, including TV Cabo’s pay TV and Internet platforms, as well as those of other operators.

PT Conteúdos sells advertising on some of the channels it distributes, where it has acquired the right to sell advertising as part of its content acquisition contracts. PT Conteúdos also manages the sale of advertising for TV Cabo’s channels in exchange for an agency fee.

Lusomundo Audiovisuais. Lusomundo Audiovisuais acquires rights for cinema, DVD, video, pay-per-view and television and also produces its own Pay TV premium movie channels and distributes DVDs and videos. Lusomundo Audiovisuais has the right to distribute the following audiovisual content in Portugal:

•	Theatrical Exhibition: UIP (Universal, Dreamworks and Paramount), BUENA Vista International (Touchstone, Walt Disney Pictures), Spyglass, Revolution Studios and other independent producers; and

•	Video: BVHE (Walt Disney), Paramount, Spyglass, Revolution Studios and other independent producers.

Lusomundo Cinemas. Lusomundo Cinemas is the market leader in Portuguese cinema exhibition, with 178 screens. In July 2005, PT Multimédia sold its 33% stake in Warner Lusomundo Sogecable, a joint venture with Warner Bros. and Sogecable for cinema exhibition in Spain.

As discussed above under “—Multimedia Business,” PT Multimédia completed the disposal of its interest in Lusomundo Serviços in August 2005, following clearance from the Portuguese competition authority. As from that date, PT Multimedia ceased to operate in the newspapers and magazine publishing and distribution business and in the radio programming business.

Brazilian Mobile Business

We provide mobile telecommunications services in Brazil through Vivo Participações S.A., or Vivo, the leading mobile company in Brazil with a total of 29,805 million active mobile telephones at December 31, 2005. We hold 50% of Vivo, which is a joint venture with Telefónica Móviles, the Spanish mobile telecommunications company. The joint venture operates in 19 states in Brazil and in the Federal district of Brasília, which provide more than 83% of Brazil’s GDP. In its areas of operation, Vivo had an estimated market share of approximately 44.4% at the end of 2005. We believe that the joint venture facilitates our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil.

History and Organizational Structure. Until 2002, our mobile operations in Brazil, a country with a population of about 177 million people, had been active only in the states of São Paulo, Paraná and Santa Catarina. In January 2001, we entered into a strategic agreement with Telefónica Móviles to aggregate all of our combined mobile assets in Brazil to the extent permitted under Brazilian law. The strategic agreement was approved by the European Commission in March 2001. See “—Regulation—Brazil.” In December 2002, ANATEL formally approved the migration of our Brazilian mobile subsidiaries from the former Mobile Cellular Service (SMC) regime to the SMP regime and the transfer of all of our direct and indirect interests in Brazilian mobile services companies to the mobile joint venture company.

On December 27, 2002, PT Móveis, which holds our interests in Brazilian mobile services companies, and Telefónica Móviles transferred their direct and indirect interests in Brazilian mobile services companies to the joint venture company, named Brasilcel N.V. We and Telefónica Móviles transferred to this company all our and their interests in:

•	TCP, which controlled Telesp Celular (the band A operator in the state of São Paulo) and Global Telecom (the band B operator in the states of Paraná and Santa Catarina) and was contributed by Portugal Telecom (which had a controlling position) and by Telefónica Móviles;

•	Tele Sudeste Celular Participações S.A., or Tele Sudeste, which controlled Telerj Celular, S.A. (the band A operator in the state of Rio de Janeiro), or Telerj, and Telest Celular, S.A. (the band A operator in the state of Espírito Santo), or Telest, and was contributed by Telefónica Móviles;

•	Tele Leste Celular Participações S.A., or Tele Leste, which controlled Telebahia Celular, S.A. (the band A operator in the state of Bahia), or Telebahia, and Telergipe Celular, S.A. (the band A operator in the state of Sergipe), or Telergipe, and was contributed by Telefónica Móviles; and

•	Celular CRT Participações S.A., or Celular CRT Participações, which controlled Celular CRT, S.A., or Celular CRT (the band A operator in the state of Rio Grande de Sul), and was contributed by Telefónica Móviles (which had a controlling position) and by Portugal Telecom.

We have described the arrangements by which we and Telefónica Móviles own and manage the joint venture and related issues below in “—Strategic Alliances—Alliance with Telefónica”. We have described certain regulatory restrictions applicable to Vivo and its subsidiaries which result from their relationship with Telefónica, including the inability of Vivo and its subsidiaries to provide wireline long distance services in Brazil, below in “—Regulation—Brazil—SMP Regulation”.

Before the transfer of these assets to the joint venture, TCP had acquired an 81.61% indirect economic interest in Global Telecom in 2001 through the acquisition of 49% of the voting shares and 100% of the non-voting shares of each of three holding companies that controlled Global Telecom. The total purchase price was R$902.6 million. On December 27, 2002, the same day as the transfer of the assets to the joint venture, TCP acquired the remaining 51% of the voting shares of the three holding companies that owned Global Telecom for US$82.0 million. TCP then owned 100% of the voting and non-voting shares of Global Telecom.

Although we transferred all of our interests in mobile telecommunications companies in Brazil to Vivo on December 27, 2002, our consolidated statements of income and cash flows for the year ended December 31, 2002 continued to fully consolidate TCP’s results. However, our balance sheet as of December 31, 2002 proportionally consolidates all the assets and liabilities of Vivo. Both our consolidated statements of income and cash flow for the years ended December 31, 2003, 2004 and 2005 and our balance sheet as of December 31, 2003, 2004 and 2005 proportionally consolidate the results of Vivo.

On April 25, 2003, TCP acquired 61.1% of the voting capital stock of TCO (a band A operator in the midwestern and northern regions of Brazil) from Fixcel, a Brazilian company, for R$1,529 million. As a result, TCO’s assets and liabilities as of December 31, 2004 and 2005 are reflected in our consolidated balance sheets for these years through our proportional consolidation of Vivo, and TCO’s income and cash flows for the years ended December 31, 2004 and 2005 are reflected in our consolidated statements of income and cash flows for the year ended December 31, 2004 and 2005 through our proportional consolidation of Vivo’s statements of income and cash flows.

On November 18, 2003, TCP acquired an additional 25.5% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP held 86.6% of the voting capital stock and 28.9% of the total capital stock of TCO, including treasury shares held by TCO.

In October 2004, TCP successfully completed a tender offer for additional shares of TCO, thereby increasing its economic interest in TCO to 50.6%, for total consideration of approximately R$902 million. Concurrently with this transaction, Avista, a holding company owned by Vivo, was created for the purpose of acquiring additional interests in Vivo’s operating companies. On October 8, 2004, Avista completed a tender offer for additional shares of Tele Sudeste, Tele Leste and Celular CRT Participações. As a result of the successful completion of the tender offer, Vivo increased its interest in Tele Sudeste to 91.0%, in Tele Leste to 50.7% and in Celular CRT Participações to 67.4%, for a total of approximately R$607 million.

The diagram below presents, in a simplified way, the ownership structure of Vivo as of December 31, 2005:

Recent Corporate Reorganization. On February 22, 2006, the requisite percentages of the voting shareholders of the Vivo companies approved a corporate reorganization. The corporate reorganization consisted of a merger of shares under Brazilian law (incorporação de ações) of TCO with TCP and the merger of companies under Brazilian law (incorporação de empresas) of Tele Leste, Tele Sudeste and Celular CRT

Participações with TCP. Pursuant to the mergers, holders of common shares, preferred shares and ADSs of TCO, Tele Leste, Tele Sudeste and Celular CRT Participações are entitled to receive:

•	3.0830 common shares, preferred shares or ADSs of TCP for each TCO common share, preferred share or ADS, respectively, they hold;

•	3.8998 common shares, preferred shares or ADSs of TCP for each Tele Leste common share, preferred share or ADS, respectively, they hold;

•	3.2879 common shares, preferred shares or ADSs of TCP for each Tele Sudeste common share, preferred share or ADS, respectively, they hold;

•	7.0294 common shares or preferred shares of TCP for each Celular CRT Participações common share or preferred share, respectively, they hold.

We refer to these mergers collectively as the “Merger”. In connection with the Merger, TCP was renamed “Vivo Participações S.A.” On March 31, 2006, common shares and preferred shares of Vivo began trading on the São Paulo Stock Exchange under the ticker symbols “VIVO3” and “VIVO4”, respectively, and ADSs of Vivo began trading on the New York Stock Exchange under the ticker symbol “VIV”.

Vivo undertook the Merger in order to align the interests of shareholders of the Vivo companies, to increase the liquidity of the securities held by those shareholders, to simplify the shareholding and organizational structure of the Vivo business and expand its shareholder base, and to take advantage of important synergies among the companies.

The diagram below presents the ownership structure of Vivo as of March 31, 2006:

As of March 31, 2006, Brasilcel held 89.03% of the common shares of Vivo Participações, 47.53% of its preferred shares and 62.40% of its total share capital.

Regions. Vivo provides telecommunications services in Brazil through the following subsidiaries and in the regions described below:

•	Telesp Celular provides mobile telecommunications services on the A Band frequency range in the State of São Paulo, covering approximately 248,209 square kilometers, representing approximately 2.9% of Brazil’s territory. This area includes more than 40.7 million people, representing 22.0% of Brazil’s population, and 63 municipalities with populations in excess of 100,000, including the City of São Paulo, Brazil’s largest city, with more than ten million people.

•	Global Telecom provides mobile telecommunications services on a frequency range known as B Band in its authorization area, which encompasses the states of Paraná and Santa Catarina. This area is composed of 294,661 square kilometers, representing approximately 3.5% of Brazil’s territory, with a population of approximately 16.2 million people, representing 8.8% of Brazil’s population, and 22 municipalities with populations in excess of 100,000 people.

•	Tele Sudeste provided, and following the Merger, TCP (renamed Vivo Participações S.A.) provides, mobile telecommunications services on the A Band frequency range in the states of Rio de Janeiro and Espirito Santo through its subsidiaries Telerj and Telest, over an area covering approximately 89,774 square kilometers, representing approximately 1.1% of Brazil’s territory. This area is home to 18.9 million people, representing 10.2% of Brazil’s population. Tele Sudeste covers 100% of the municipalities and 96.8% of the population in this area.

•	Tele Leste provided, and following the Merger, TCP (renamed Vivo Participações S.A.) provides, mobile telecommunications services on the A Band frequency range in the states of Bahia and Sergipe through its subsidiaries Telebahia and Telergipe. Tele Leste’s area encompassed 16 metropolitan areas with populations in excess of 100,000 people, with 15.9 million people and representing 8.6% of Brazil’s population. Tele Leste covers 33.1% of the municipalities and 70.3% of the population in this area, which is composed of 586,603 square kilometers, representing approximately 6.9% of Brazil’s territory.

•	Celular CRT Participações provided, and, following the Merger, TCP (renamed Vivo Participações S.A.) provides, mobile telecommunications services on the A Band frequency range in the state of Rio Grande do Sul through its subsidiary Celular CRT. Celular CRT’s area covers 281,749 square kilometers, representing approximately 3.3% of Brazil’s territory and more than 10.9 million people, representing 5.6% of Brazil’s population.

•	TCO provides mobile telecommunications services directly and through its subsidiaries in Brazil’s Federal District and in 11 Brazilian states: Federal District, Acre, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul and Rondônia as a frequency range known as A Band and Pará, Amazonas, Amapá, Roraima and Maranhão on a frequency range known as B Band. TCO’s authorization areas cover 5.8 million square kilometers and 33.8 million people, representing 68.0% of Brazil’s territory and 18.4% of Brazil’s population and 34 municipalities with populations in excess of 100,000 people.

Operating and Other Data. The table below sets forth certain operating and other data for Vivo for 2003, 2004 and 2005.

	2003	2004	2005
Vivo—Operating Data
Cellular lines in service at year-end (in thousands)	20,656	26,543	29,805
Customer growth during year	3,847	5,887	3,262
Prepaid lines in service at year-end (in thousands)	15,817	21,357	24,061
Minutes of use (MOU)(1)	101	89	78
Average revenues per user (in Reais)(2)	39.5	32.8	28.7
Churn(3)	25.0%	22.4%	21.8%
Penetration at year-end(4)	28.2%	37.0%	46.6%
Estimated market share(5)	56.2%	50.9%	44.4%
Estimated market share of net additions(5)	43.0%	38.1%	21.8%
Vivo—Financial Data(6)
TCP Consolidated:(7)
Net operating revenues (in millions of Reais)	6,046.3	7,341.0	7,473.2
Net income (loss)(in millions of Reais)	(640.2)	(490.1)	(909.2)
Global Telecom:
Net operating revenues (in millions of Reais)	669.0	801.5	820.7
Net income (in millions of Reais)	(436.0)	(180.3)	(270.7)
TCO:
Net operating revenues (in millions of Reais)	1,958.9	2,210.4	2,771.5
Net Income (in millions of Reais)	463.4	507.1	339.1
Tele Sudeste:
Net operating revenues (in millions of Reais)	1,892.5	1,927.0	2,078.0
Net income (in millions of Reais)	156.2	92.9	111.2
Tele Leste:
Net operating revenues (in millions of Reais)	441.3	487.0	561.8
Net income (loss) (in millions of Reais)	(42.7)	(34.2)	(92.1)
Celular CRT Participações:
Net operating revenue (in millions of Reais)	1,032.7	1,174.3	1,182.3
Net income (in millions of Reais)	189.4	182.0	129.3

(1)	Monthly average, in minutes, of traffic per customer.
(2)	Net revenues from services per month divided by the monthly average of customers.
(3)	Churn is the number of customers that leave Vivo during the year, calculated as a percentage of the sum of the monthly average of customers.
(4)	Number of cellular lines in service in the region, including competitors, divided by the population of the region.
(5)	Source: ANATEL.
(6)	Data taken from the consolidated financial statements of each of the Vivo companies prepared under Brazilian GAAP.
(7)	Reflects the full consolidation of Telesp Celular, Global Telecom and TCO for 2004 and 2005.

Services. Vivo provides mobile telecommunications services using both digital and analog technologies. Vivo’s network provides both CDMA digital service and AMPS, or analog services, through Telesp Celular, Global Telecom, Tele Sudeste and Tele Leste. TCO and Celular CRT provide mobile telecommunications services using CDMA/TDMA digital technology and AMPS analog technology. All Vivo’s services are provided in the 850 MHz frequency range.

Vivo offers voice service, ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, mobile chat room, and data services, such as WAP, through which clients can access WAP sites and portals. At December 31, 2005, approximately 57% of Vivo’s total subscribers already had WAP-enabled handsets. Vivo offers high speed data services that (i) provide direct access to the Internet through either PCMCIA cards designed to connect compatible PDA’s and laptops to 2.5G service or through 2.5G mobile phones by cable connection and (ii) offer corporate subscribers secure access to their intranet and office resources.

In 2004, Vivo launched innovative services, such as locating services, virtual games and videostreaming. Vivo also made initial investments toward the development, and launch in Curitiba, of EV-DO, making it possible to offer third generation extra-high speed services featuring data transmission speeds of up to 2.4 Mbps. At the end of 2005, EV-DO was available in São Paulo, Rio de Janeiro, Salvador, Brasília, Curitiba, Porto Alegre, Campinas, Niterói, Florianópolis, Vitória and other major cities.

Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Vivo also provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See “—Roaming”.

Subscribers and Traffic. At the end of 2005, there were approximately 86.2 million wireless subscribers in Brazil, and there was an estimated total market penetration rate of approximately 46.6% in Brazil as a whole, according to information published by ANATEL. In 2005, the Brazilian market experienced a 31.4% increase in the number of wireless subscribers and a 28.6% increase in those areas where Vivo operates. The greatest increase in subscribers was in the Brazilian states of São Paulo, Rio de Janeiro, Rio Grande do Sul and the Cento Oeste region. As of December 31, 2005, Vivo had approximately 29.8 million wireless subscribers, with an estimated market share of 44.4% in its areas of operation and 34.6% in Brazil.

The subscriber growth in Vivo’s operating companies was also supported by the launch of new products and services, including prepaid products and new messaging services, the growth of the digital capacity of the network, the improvement in CRM systems, marketing campaigns and promotions, and the restructuring and expansion of sales networks.

Marketing. Vivo closely follows developments in the markets where it operates and often launches new segment-specific promotions through direct marketing, including mailing and telemarketing campaigns, as well as promotions to its competitors’ major customers. Efforts to acquire new customers for the pre-paid and post-paid services were mostly made through voice and data services promotions designed to increase on-net traffic and stimulate the use of data services. With the simultaneous goal of maintaining its existing customer base, Vivo’s promotions were also open to existing customers who wanted to change their mobile handsets. Vivo’s operators were actively involved in a high-value customer loyalty program, offering competitive discounts on mobile phones through direct marketing actions.

Customer Service. As part of its strategy to standardize customer service provided by Vivo’s operators, Vivo has outsourced 100% of its customer service while maintaining full management control. Customer service is available on a 24-hour basis from Vivo’s call centers and through its website. Customer satisfaction is evaluated regularly, and Vivo often conducts surveys across Brazil to gather opinions about customer assistance, technical assistance, products and services.

Vivo has trained or qualified staff to assist and provide explanations to customers in connection with any requests or doubts they may have concerning services provided. Vivo attempts to respond to all customer requests.

Vivo’s operating companies were ranked first for the third time in 2005 in a nationwide survey conducted by the IBRC (Brazilian Institute of Customer Relations) entitled “Companies that Most Respect Consumers”, the results of which were published in the Consumidor Moderno (Modern Consumer) magazine.

Network and Capital Expenditures. Vivo’s networks are connected primarily through fiber-optic transmission systems leased from incumbent wireline operators in the areas in which it operates, consisting of mobile switches, base stations and other network elements, such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. Vivo’s main suppliers are NEC do Brasil S.A., Nortel Networks, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda. and Ericsson Telecomunicações S.A.

Vivo’s operating subsidiaries’ networks use analog and digital technology, and Vivo has undertaken investments and promotional activities to encourage migration of customers from analog to digital service. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital mobile telecommunications service also reduces the risk of fraud. Vivo continues to increase network capacity and coverage to improve the quality of service and to meet customer demand. In January 2005, Vivo entered into contracts with certain other operating companies to allow authentication of calls made while roaming in order to improve controls on improper use of the network.

At December 31, 2005, Telesp Celular’s telecommunications network, which provides both CDMA digital and AMPS analog services, covered 100% of the municipalities in the state of São Paulo.

Global Telecom only offers services through CDMA digital technology. At December 31, 2005, Global Telecom’s telecommunications network covered 59.0% of the municipalities, or 92.3% of the population, in its authorization areas.

At December 31, 2005, Tele Sudeste’s telecommunications network, which provides CDMA digital and AMPS analog services, covered 100% of the municipalities in its authorization areas.

At December 31, 2005, Tele Leste’s telecommunications network, which provides CDMA digital and AMPS analog services, covered 33.1% of the municipalities, or 70.3% of the population, in its authorization areas.

At December 31, 2005, Celular CRT’s telecommunications network, which provides CDMA digital, TDMA digital and AMPS analog services, covered 69.9% of the municipalities, or 95.9% of the population, in its authorization areas. In 2004 and 2005, Celular CRT undertook an overlay of its older TDMA network with a more advanced CDMA network.

At December 31, 2005, TCO’s telecommunications network, which provides CDMA digital, TDMA digital and AMPS analog services, covered 44.7% of the municipalities, or 80.4% of the population, in its authorization areas. In 2005, TCO undertook an overlay of its TDMA network with a CDMA network.

Vivo’s advanced network management technology increasingly ensures global management and supervision of all its network processes and network performance. The network management centers are located in São Paulo, Brasília, Rio de Janeiro, Salvador and Porto Alegre. The São Paulo network management center monitors the critical network operational parameters of Telesp Celular and Global Telecom. The Brasília network management center monitors such parameters for TCO, as does the Rio de Janeiro center for Tele Sudeste, the Salvador center for Tele Leste and the Porto Alegre center for Celular CRT. These centers are able to identify abnormalities in Vivo’s networks and in third-party networks, using the failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with the maintenance and operations teams that maintain and operate the mobile networks, and with the mobile infrastructure and transmission teams, radio network elements, computing bases, service platforms and communications backbone. Vivo’s network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans relating to catastrophes in its switching centers, power supply interruptions and security breaches. In 2004, Vivo created a data process unit and initiated the consolidation of IT platforms, which are helping to improve efficiency and economies of scales across the company. Similar additional projects were implemented in 2005.

Vivo’s capital expenditures over the past three years related primarily to increasing network capacity and coverage. During the year ended December 31, 2005, Vivo’s capital expenditures totaled R$2,222.2 million and were mainly related to projects for the improvement and expansion of Vivo’s service capacity, the selective implementation of the 1xRTT network, which was overlaid on TCO’s and Celular CRT’s TDMA networks, the upgrading of Tele Sudeste’s, Tele Leste’s and Global Telecom’s networks to 1xRTT, the offering of new services, the development of a backbone and systems integration at Vivo, and on various consulting projects. Capital expenditures represented 19.7% of Vivo’s operating revenues in 2005 as compared to 17.6% in 2004. Vivo’s capital expenditures for 2004 and 2003 were R$1,924 million and R$1,147 million, respectively.

Interconnection Charges. With the introduction of personal mobile services through the SMP licensing regime in Brazil, Vivo’s operators began working as local operators. This means that each operator is responsible for the traffic originated in its authorization area. Calls placed between authorization areas must use a long distance carrier. As a result, for every call in Vivo’s authorization areas, Vivo receives a fee for the use of its network in respect of calls originated on its network. For long distance calls terminated on Vivo’s network, Vivo receives a fee from the respective long distance carrier for the use of Vivo’s network, regardless of the network that originated the call. For long distance calls between authorization areas originated on Vivo’s network, Vivo also receives a fee from the long distance carrier for the use of its network for call origination. Vivo earns revenues from any local call that originates from another mobile or fixed-line service provider’s network and connects to one of Vivo’s customers. Vivo charges the service provider from whose network the call originates a network usage charge for every minute that Vivo’s network is used in connection with the call. See “—Regulation—Brazil”.

In 2003, Anatel adopted “Bill & Keep” rules for interconnection charges for traffic between the networks of SMP operators. Under these rules, an SMP mobile operator pays for the use of another SMP mobile operator’s network in the same authorization area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them (known as a partial “Bill & Keep” regime). In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. In 2005, this regulatory regime contributed to a decrease in Vivo’s revenues from interconnection fees charged to other companies.

ANATEL has proposed to replace this partial Bill & Keep regime with a model based on the costs of mobile operators. ANATEL has proposed to implement this new model in mid-2007. This model may, among other things, substitute a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), which may or may not reflect the true effect of inflation on Vivo’s prices. However, we cannot predict whether the current regime will remain in place or whether any future regulatory change could have an adverse effect on our operations. While ANATEL analyzes regulatory alternatives, it has maintained the partial Bill & Keep regime, extending these rules through Resolution No. 408, promulgated in 2005. See “Item 3—Key Information—Risk Factors—The Conditions Applying to Vivo’s Subsidiaries Under the SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations.”

In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as “VC1” calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for VC2 and VC3 long distance calls, which also provides for a 4.5% annual adjustment to interconnection fees. The annual adjustments under these agreements may not be sufficient to cover Vivo’s costs and preserve its margins from interconnections with Vivo’s network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo’s subsidiaries derive an important part of their revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on the subsidiaries’ mobile networks. In addition, if ANATEL may substitute its proposed cost-based model for this regime in 2007 or at some other time. If the cost-based model were to result in lower annual adjustments to interconnection fees than under the provisional agreements reached in 2005 described above, our revenues and results of operations could be adversely affected.

Roaming. Vivo has agreements providing for automatic roaming with all mobile service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers. Roaming charges are reconciled monthly.

Vivo offers automatic international roaming in Argentina, Uruguay, Chile, the Dominican Republic and South Korea and through third-party partners in the United States, Mexico, Canada and Japan. Vivo also provides international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

In 2005, Vivo launched Globomoto, a handset that operates on both the CDMA and GSM systems. Vivo thus became the first Brazilian operator to offer a cell phone with automatic international roaming in over 170 countries.

License. Under the SMP regime, Vivo converted its former concessions to SMP licenses. These SMP licenses have substantially the same terms and conditions as the other SMP licenses issued under the SMP regime, although some of the terms of Vivo’s former concessions, such as limits on prices charged to subscribers under its postpaid service plan (the Basic Plan), continue to apply despite conversion to SMP licenses. Conversion to SMP licenses offers Vivo greater flexibility in setting its prices, particularly its interconnection fees. See “—Regulation—Brazil—SMP Regulation”.

By converting its concessions to SMP licenses, Vivo was required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection increased the competitive pressures on Vivo’s business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Vivo may be forced to reduce these rates in the future. Vivo’s SMP licenses expire on the same dates as the concessions were to have expired. Vivo has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concessions.

Equipment Sales. Although Vivo still has a small number of subscribers using analog service, it has implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets to its high-value subscribers, to encourage remaining analog subscribers to migrate to digital service. Vivo’s net revenues from sales of handsets and accessories were R$1.6 billion in 2005, R$2.3 billion in 2004 and R$1.9 billion in 2003.

Management. In accordance with the shareholders’ agreement between Portugal Telecom and Telefónica, Portugal Telecom is responsible for the appointment of Vivo’s chief executive officer and Telefónica is responsible for the appointment of Vivo’s chief financial officer. As of December 31, 2005, TCP, TCO, Tele Leste, Tele Sudeste and Celular CRT each had nine members on their Boards of Directors, of which three members were independent and the other six members were nominated by the majority shareholders. Following the Merger in February 2006, Vivo Participações S.A. (formerly TCP) continues to be managed by a Board of Directors and a Board of Executive Officers. Vivo’s shareholders elect the members of the board of directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The Board of Vivo Participações S.A. continues to consist of nine members, and the terms of the current members of the Board will expire in April 2009, except the term of Antonio Gonçalves de Oliveira, representative of minority shareholders, which will expire in April 2007. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

International Investments

In 2004, we created Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A., or PT II, to manage all of our international businesses other than our investment in Vivo described above.

Investments in Brazil

We have certain additional investments in Brazil, in addition to our investment in Vivo described above, including, most significantly, Mobitel, a call center company, and UOL, a leading Internet Service Provider. During 2005, we sold our participation in Primesys, a provider of telecommunications business solutions to large corporate clients.

Mobitel. Mobitel provides call center services in Brazil primarily to Vivo’s subsidiaries, which represent 85% of its client base. Mobitel’s gross operating revenues were R$255 million in 2005 (€84 million) and R$165 million in 2004 (€45 million). At the end of 2005, our participation in Mobitel was 95.7%.

UOL. UOL is a leading Internet Service Provider in Brazil. In December 2005, we sold a 16% stake in UOL in its initial public offering in Brazil and received net proceeds of R$201.0 million. At the end of 2005, our participation in UOL was 29%.

Investments in Africa

We have certain investments in Africa, including most significantly, our investment in Cabo Verde Telecom, a global telecommunications operator in the Cabo Verde Islands, and in certain other mobile operators in Morocco and Angola.

Cabo Verde Telecom. We own 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands, a Portuguese-speaking country off the coast of West Africa.

At December 31, 2005, Cabo Verde Telecom had 71 thousand fixed lines in service, which represents approximately 17 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 82 thousand active mobile telephone cards at December 31, 2005 (approximately 20 active mobile telephone cards per 100 inhabitants), of which 99.4% were prepaid customers. At December 31, 2005, Cabo Verde Telecom reached 5,600 active Internet users.

Cabo Verde Telecom’s total gross operating revenues were €55.3 million in 2005, €51.5 million in 2004 and €52.8 million in 2003.

Medi Telecom in Morocco. In August 1999, Medi Telecom, a consortium made up of Portugal Telecom, Telefónica Móviles and certain Moroccan entities, bid for and won a license to operate a GSM mobile network in Morocco. This was the second such license issued by the Moroccan government. The license fee was 9.0 billion Moroccan dhirams (€929 million). Medi Telecom entered into a €1 billion project financing facility. We initially held 34.5% of Medi Telecom, having invested approximately €166 million, but in January 2000 we sold 4% of our interest in compliance with a condition of the bid process for the same license. At the end of 2002, following a capital increase, Portugal Telecom raised its equity share to 31.34%, equal to Telefónica’s position. During the fourth quarter of 2003, following another share capital increase, Portugal Telecom raised its equity share to 32.18%. At the end of 2005, Medi decreased its share capital from 8.834 million Dirhams (€803.0 million) to 4.683 million Dirhams (€425.0 million) in order to fulfill required capital ratios in Morocco. Portugal Telecom’s share of Medi Telecom’s capital remained the same (32.18%).

Medi Telecom began operations at the end of March 2000. By the end of 2005, it had 4,034 thousand subscribers, which corresponds to an estimated market share of approximately 33.4%. Approximately 96.0% of its active mobile telephone cards are prepaid. We manage the operations of Medi Telecom jointly with Telefónica Móviles.

Medi Telecom’s total gross operating revenues were 4,316 million Dirhams (€392.0 million) in 2005 and 3,590 million Dirhams (€325.8 million) in 2004.

Unitel in Angola. At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel’s other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. We are the operational manager of the venture, which began operations in Luanda in April 2001. As of December 31, 2005, Unitel had 1,198 thousand subscribers of which 99.8% were prepaid cards.

Unitel’s total gross operating revenues were US$445 million in 2005 and US$245 million in 2004.

Cellco in the Democratic Republic of the Congo. In 2005, Portugal Telecom acquired a controlling stake in Cellco—Cellulaire du Congo, in the Democratic Republic of the Congo. Cellco has a GSM 900/1800 mobile license and expects to launch its commercial activity during 2006. Cellco’s other shareholders are the Congolese fixed incumbent OCPT and other Congolese investors.

Investments in Asia

We have certain investments in Asia, including, most significantly, our investment in CTM.

CTM. We have a 28% interest in Companhia de Telecomunicações de Macau, or CTM, the exclusive provider of fixed line services and a provider of mobile telephone services in Macau. Macau, an enclave situated near Hong Kong on the coast of the Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999 when its administration was transferred to the People’s Republic of China. The other shareholders of CTM are Cable & Wireless plc and CITIC Pacific.

At December 31, 2005, CTM had 174 thousand fixed main lines in service. This figure represents approximately 39 fixed main lines per 100 inhabitants. CTM’s mobile telephone services are growing rapidly, with 243 thousand active mobile telephone cards at December 31, 2005 and 54 active mobile telephone cards per 100 inhabitants. CTM uses GSM digital mobile technology. In December 1999, CTM entered into a new concession that will be valid until the end of December 2011.

CTM’s total gross operating revenues were 1,895 million Patacas (€190.0 million) in 2005 and 1,667 million Patacas (€167.1 million) in 2004.

Instrumental Companies

PT SI. PT SI is the group unit responsible for data centers, information systems and information technology activities of our business units in Portugal. PT SI provides integrated information systems and information technology services to our business units in Portugal, as well as to our existing and new customers. We hold 100% of the share capital of PT SI, having acquired the remaining 5% held by IBM in 2003. In recent years, PT SI has subcontracted certain information technology services to DCSI-Dados, Computadores e Soluções Informáticas, or DCSI, an information technology company controlled by IBM. In March 2006, we signed a contract with IBM to purchase DCSI.

PT Inovação. PT Inovação is the group unit responsible for research and development activities. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação’s activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

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

PT Compras. In May 2003, we created PT Compras and we transferred our newly created central purchasing unit to this company. PT Compras is optimizing our purchasing function on an integrated basis. Taking advantage of scale and specialization, PT Compras is increasing pressure in reducing suppliers’ prices and improving the levels of quality and service.

For a list of Portugal Telecom’s significant subsidiaries, see Exhibit 8.1 to this Annual Report of Form 20-F, which exhibit is incorporated herein by reference. For further details on our percentage interest in our subsidiaries and their business activities, see Exhibit I.1. to our audited consolidated financial statements.

Strategic Alliances

We have summarized below our principal existing and planned alliances and joint ventures.

Alliance with Telefónica. In 1997, we entered into a cooperation agreement with Telefónica. This agreement focused principally on cooperation in international investments, particularly in Latin America. In 1998 we acquired interests, together with Telefónica, in Brazil. In 1999 we commenced operations with Telefónica in Morocco. See “—International Investments—Investments in Africa—Medi Telecom in Morocco”.

On January 23, 2001, we entered into a strategic agreement with Telefónica to create a mobile joint venture company that would aggregate all our Brazilian mobile assets with the Brazilian assets of Telefónica Móviles, the mobile subsidiary of Telefónica, to the extent permitted under Brazilian law. On December 27, 2002, we and Telefónica transferred all of our respective interests in Brazilian mobile services companies to the joint venture, named Brasilcel and operating under the brand name Vivo since April 2003, with its head office in the Netherlands. We hold our interest in Brasilcel through PT Móveis, and Telefónica holds its interest through Telefónica Móviles. Our agreements governing the ownership and management of Brasilcel have been entered into by those entities.

Brasilcel is managed by a Managing Board of four members and a Supervisory Board of 12 members. We and Telefónica each appoint two members of the Managing Board and six members of the Supervisory Board, and in each case the Chairman is appointed by Telefónica and the Vice Chairman is appointed by us. The Managing Board acts by unanimous decision so long as each party holds at least a 40% interest in Brasilcel, and for certain important decisions, the Managing Board requires the approval of the Supervisory Board. The Supervisory Board acts by majority vote, except that generally so long as each party holds at least a 40% interest in Brasilcel and for six months following the dilution of a party’s interest below 40% due to a capital increase, at least one member of the Supervisory Board appointed by each party must approve any action by the Supervisory Board.

In the event that either our or Telefónica’s interest is diluted below 50%, but not lower than 40%, due to a capital increase, the diluted party can re-build its interest to 50% within 12 months from the date of dilution. During such period, Brasilcel would be managed on an equal basis. We or Telefónica can maintain our share ownership percentage by contributing with cash or liquid assets. Should the percentage of the share capital in Brasilcel that we or Telefónica holds fall below 40% and remain below 40% for six consecutive months thereafter, our respective numbers of directors on the board will be changed to reflect our proportional shareholdings and the diluted shareholder will lose its right to appoint the CEO or CFO of Brasilcel’s subsidiaries, as applicable, as described below.

If a deadlock over an important issue in the decision-making of Brasilcel cannot be resolved by the chairmen and CEOs of us and Telefónica, then the issue will be settled by reference to a committee of third party “wise persons”.

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

Under the agreement, we select the CEO of each subsidiary of Brasilcel, including Vivo Participações S.A. (formerly known as TCP), and Telefónica selects the CFO. So long as the board of directors of any subsidiary of Brasilcel consists of nine members (as is the case with Vivo Participações S.A.), we and Telefónica will each nominate three members to the board of directors. We and Telefónica have agreed to coordinate our votes for meetings of the boards of directors of Brasilcel’s subsidiaries at the level of Brasilcel.

In the event of a change of control of either us or Telefónica, the unaffected party shall have the right to sell the shares that it owns in Brasilcel to the affected party at a value determined pursuant to an independent appraisal. A change of control occurs if 15% or more of the voting rights of Portugal Telecom or Telefónica S.A. are acquired by another telecom operator not acting in concert with the other party, if a corporate transaction is affected by virtue of which the voting share capital of Portugal Telecom or Telefónica S.A. is at least doubled and there is a change in the majority of the board of directors of that party or, in the case of any entity or affiliate of the Portugal Telecom or Telefónica group that holds an interest in Brasilcel (other than Portugal Telecom and Telefónica S.A.), if the majority of the voting rights of that entity or affiliate is transferred to another telecom operator and there is a change in the majority of its board of directors. In addition, if we are diluted to below a 40% interest in Brasilcel and fail to increase our interest to 40% within a six-month period, we will have the right to sell our interest in Brasilcel to Telefónica within one year from the expiration of the applicable six-month period at a price to be determined by a third party.

If either party wishes or is required to transfer all or part of its equity interest in Brasilcel to a third party, the non-transferring party will have a right of first refusal to purchase the equity interest or, alternatively, a tag-along right to sell its equity interest under specified conditions.

As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica’s share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of our board who is an executive officer is serving on Telefónica’s board as a non-executive director, and a member of Telefónica’s board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica’s share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. As of December 31, 2005, Telefónica increased its interest in our share capital to 9.96%. As of December 31, 2005, neither party controls the operations or management of the other.

Alliance with Banco Espírito Santo and Caixa Geral de Depósitos. In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo group, or BES, and Caixa Geral de Depósitos, or Caixa, to develop “new economy” initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom’s share capital, and in August 2000 we acquired a stake in BES of 3% of its share capital. As of December 31, 2005, BES owned 8.36% of Portugal Telecom’s share capital. In accordance with this arrangement, an executive officer of BES serves as a non-executive member of Portugal Telecom’s board of directors. An executive member of Portugal Telecom’s board of directors also serves as a non-executive member of the board of directors of BES.

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

We own several office buildings in Portugal. Our main proprietary office space is located at the following addresses:

•	R. General Humberto Delgado, 342/368, Coimbra, Portugal (13,321 square meters);

•	Largo do Carmo, Faro, Portugal (11,452 square meters);

•	R. Andrade Corvo, 10/14, Lisboa, Portugal (10,300 square meters);

•	R. Postiguinho Valadares, 12, Castelo Branco, Portugal (9,464 square meters);

•	Av. Carvalho Araújo, 629, Vila Real, Portugal (9,030 square meters);

•	R. Alves da Veiga 145/169, Porto, Portugal (7,203 square meters);

•	Travessa dos Correios, Torres Novas, Portugal (7,112 square meters);

•	Av. Liberdade, 643, Braga, Portugal (5,380 square meters);

•	Rua 9 de Julho, Beja, Portugal (5,331 square meters); and

•	R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters).

We also have some leased offices, which are located at the following addresses:

•	Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (61,534 square meters);

•	R. José Ferreira Pinto Basto, Aveiro, Portugal (36,030 square meters);

•	Av. Álvaro Pais, 2, Lisboa, Portugal (31,800 square meters);

•	Tagus Park, Lt 35, Oeiras, Portugal (27,800 square meters);

•	R. Entrecampos, 28, Lisboa, Portugal (22,820 square meters);

•	R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters);

•	R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters);

•	Tagus Park, Edifício Inovação II, 414, Oeiras, Portugal (7,126 square meters);

•	Av. 5 de Outubro, 208, Lisboa, Portugal (6,976 square meters)

•	Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters); and

•	R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters).

We have registered our important trademarks, such as “Portugal Telecom,” “PT Comunicações,” “PT Prime,” “Telepac,” “Sapo,” “TMN,” “PT Multimédia,” “TV Cabo,” “Netcabo”, and their related logos, in Portugal. We have also applied for a European Community trademark for “Portugal Telecom” and our logo. Telesp Celular has registered its important trademarks in Brazil. Brasilcel, through one of its Brazilian subsidiaries, is in the process of registering the trademark “Vivo” in Brazil and Spain; in Portugal, the trademark “Vivo” was approved in 2004. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

Competition

We face substantial and increasing competition. The Portuguese telecommunications sector has been open fully to competition since January 1, 2000. We have competitors able to compete with us in each of our service areas. We describe the competitive conditions of each of our business segments below.

Competition Facing Our Wireline Business

Since January 1, 2000, we no longer have the exclusive right to provide domestic and international public switched fixed line telephone services or to install and operate the related telecommunications networks in Portugal.

Retail. Our wireline business faces increasingly strong competition from new fixed-line operators as well as from mobile telephone service providers, including our own mobile service provider, TMN. The number of subscribers to mobile services in Portugal now outnumbers the number of wirelines in Portugal. At the end of 2005, there were approximately 108.7 active mobile telephone cards per 100 inhabitants in the Portuguese market. This growth comes as more residential subscribers add mobile cards for family members and as businesses add mobile cards for their employees. Vodafone Portugal and Optimus are already marketing their mobile services as an alternative to our wireline telephone services, and we compete with them for market share. For example, Optimus has launched a service called “Optimus Home” that uses its GSM mobile network but uses a fixed line phone number. The low-cost brands launched by TMN (Uzo) and Optimus (Rede 4) and Vodafone’s product (Directo) designed to reach the lower end segment of the mobile market have also had an effect on our fixed line retail service, exacerbating the trend among consumers toward switching from fixed line to mobile service.

Vodafone Portugal and Optimus (owned by Sonae and France Telecom) have major shareholders that can provide them with substantial resources. In addition to strengthening their position in the mobile telephone market, these resources enable them to compete directly and aggressively with our fixed-line telephone services.

At December 31, 2005, according to ANACOM figures, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 89.3% market share of access lines (93.3% in 2004). At December 31, 2005, according to ANACOM figures and our estimates, PT Comunicações had an estimated 78.2% market share of total outgoing traffic (in minutes), a decrease of 5.5 percentage points from December 31, 2004, and an estimated 74.2% market share of domestic outgoing voice traffic (in minutes), a decrease of 3.9 percentage points from December 31, 2004.

Our primary competitors in the wireline voice market include Tele 2, Novis (owned by Sonae and France Telecom), Oni Telecom—Infocomunicações, S.A. (owned by Electricidade de Portugal, Banco Comercial Português and Brisa—Autoestradas Portugal), Ar Telecom (formerly Jazztel) and Colt. All of the new entrants have focused on providing their customers national and international services over their networks without direct interconnection. These customers must still connect to our competitors’ services through our fixed lines.

The cable operator, Cabovisão, offers a package of Internet, cable TV and voice services to the residential segment. Cabovisão has attracted some of our local customer market and may continue to do so.

Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2005, we estimate that there were approximately 575 thousand lines in pre-selection. For example, Tele 2 has been effective in using carrier pre-selection to increase its market share.

We are losing revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2005, according to ANACOM data and our estimates, PT Comunicações had an estimated 73.0% market share of international traffic (in minutes), a decrease of 4.4 percentage points from December 31, 2004. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We also face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

In response to full competition, we have been lowering the prices of our wireline telephone services. In 2005, prices reduced by 22.5% for regional calls and 22.3% for domestic long distance on average, compared with 2004. We believe our price structure is now competitive and that we are meeting the challenge of full competition.

The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to interconnect with our network. Portuguese law requires us to lease lines to our competitors. It also obliges us to interconnect our network with our competitors’ networks or lines leased by them. Our interconnection rates are subject to regulatory review. See “—Regulation—Portugal—Pricing of Wireline Services—Interconnection Prices”. New entrants and resellers of lines leased from existing operators have made very rapid inroads into other EU telecommunications markets that have also opened up to full competition, and we see the same trends in Portugal.

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

Data and Corporate. We face significant competition from several operators. Our principal data communications and business solutions competitors include companies associated with Oni Telecom, Novis, Colt, Ar Telecom (formerly Jazztel) and Vodafone Portugal. These companies compete with us in providing data communications, voice and Internet services to business customers. Such service providers can use lines leased from us or their own networks. This market is now highly competitive. These customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

Our competitors may use satellite-based networks, the infrastructure of public network operators, leased lines and their own infrastructure to offer telecommunications services to customers. These are all alternatives to leasing lines from us for data communications. As a result of competition, we have reduced our prices for leased lines and are focusing on value-added solutions based on Internet Protocol Virtual Private Networks, or IP VPN.

Competition Facing TMN in Portugal

TMN competes with Vodafone Portugal and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, at the end of 2005, in terms of the number of active mobile telephone cards in the Portuguese market, TMN had a 47.6% market share. TMN has made maintaining its market share a priority. As a result of a very competitive market, TMN’s market share of mobile subscribers decreased 2.4 percentage points in 2005 compared to 2004.

TMN’s competitive strategy includes focusing on excellent subscriber care and innovative services. As a result of its customer service, TMN received an honorable mention in the “Call Centre 2005” awards for companies with the best telephone customer service in the telecommunications sector. In addition, TMN and Tektronix Inc., which designed the software that allows TMN to evaluate the performance and efficiency of its second and third generation networks, received an award for the “Best Network Quality Initiative” at the GSM Association Awards 2006 in February 2006.

Vodafone Portugal and Optimus each have major shareholders that could provide them with substantial resources to compete aggressively against us in the Portuguese mobile telephone market. Sonae and France Telecom are the major shareholders in Sonaecom, the holding company that controls Optimus.

Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. In addition, the commercial introduction in Portugal of third generation mobile services has heightened competition and reduced the profitability of providing third generation services. Moreover, ANACOM may open the mobile market to mobile virtual network operators, or MVNOs, which do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM and UMTS services. Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services. We believe that our mobile competitors, Vodafone and Optimus, will continue to market their services aggressively. In mid-2005, Optimus introduced a low-cost brand “Rede 4” in response to our new brand “Uzo”. Vodafone also launched a similar product called Directo in mid-2005 targeting the same market as Uzo and Rede 4.

Competition Facing PT Multimédia’s Pay TV and Broadband Internet Business

Certain cable television operators are authorized to provide services in Portugal in addition to PT Multimédia’s subsidiary, TV Cabo. PT Multimédia’s competitors operate principally in Portugal’s major cities and include Cabovisão, Parfitel, TV TEL and Bragatel. According to ANACOM figures, we estimate that at the end of 2005, TV Cabo’s competitors had approximately 17% of the total number of subscribers in the pay-TV market.

TV Cabo currently has control over nine cable authorizations covering 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands, all of which expire in May 2009. In February 2004, a new regulatory framework was introduced under which no specific authorizations or licenses for the provision of cable television services are required. After the current authorizations expire, the existing licenses will not be renewed, and the new regulatory framework will apply. See “—Regulation—TV Cabo’s Cable Television Authorizations”. We therefore expect competition to increase as a result of this regulatory flexibility.

PT Multimédia competes for advertising revenue with terrestrial television companies (free-to-air channels) and other forms of media such as newspapers, magazines, radio, billboards and the Internet. It also competes with terrestrial television companies for the acquisition of programming to attract viewers. Such competition can increase program acquisition costs.

PT Multimédia competes with cable companies, such as Cabovisão, in the provision of broadband Internet services.

In August 2001, the Portuguese government granted an authorization to Plataforma de Televisão Digital Portuguesa, S.A., or PTDP, to provide digital terrestrial television services. ANACOM instructed PTDP that it must begin operations before March 1, 2003. As PTDP had difficulty complying with the instruction, ANACOM, with PTDP’s agreement, proposed to the Ministry of Economy that PTDP’s authorization be revoked. By order of the Minister of Economy, dated March 25, 2003 (Ministerial order 6973/2003, published on April 9, 2003), the authorization was revoked. In 2005, the Portuguese government announced that it intends to reopen competitive bidding for a license to provide digital terrestrial television services in Portugal, which could result in increased competition for TV Cabo.

As existing technology develops and new technologies emerge, competition is likely to intensify, in particular with regard to products and services related to subscription TV and the Internet. PT Multimédia’s cable and satellite business face competition from broadband local loop access based on wireless technologies (Broadband Wireless Access). In 2005, Ar Telecom (formerly Jazztel), a direct competitor, launched broadband wireless service in the geographic areas where it operates. Also, we expect video over ADSL to increase competition. Novis is expected to launch an IP television offer in 2006 that would compete with PT Multimédia’s television services.

Competition Facing PT Multimédia’s Audiovisuals Business

In the four main sub-segments of this business segment (film distribution, cinema exhibition, video distribution and distribution of rights for TV broadcasting), PT Multimédia faces competition from various entities that differ from segment to segment, as follows:

•	Film distribution: Filmes Castello Lopes, LNK Filmes, Columbia Tristar Warner Filmes de Portugal, Atlanta Filmes and Sociedade Distribuidora Vitoria Filmes;

•	Cinema exhibition: Socorama—Sociedade Comercial de Cinemas, Medeia Filmes, New Lineo—Cinemas de Portugal, UCI Cinemas—United Cinemas international and AMC;

•	Video distribution: LNK Filmes, Ecovideo, Universal Home Video, Warner Home Video; Castello Lopes, Selecções Readers Digest and Planeta Agostini; and

•	Distribution of rights for TV broadcasting: Warner Television, Columbia Television, Fox Television, Paramount Television, Buena Vista International Television, Universal Television, LNK, Ecofilmes and Castello Lopes.

In all of the activities mentioned above, except in the distribution of rights for TV broadcasting, where the free-to-air TV stations are basically supplied by the international market, Lusomundo Audiovisuais and Lusomundo Cinemas are market leaders in Portugal in terms of the number of movie titles distributed and the number of movie theaters owned, according to ICAM, the Portuguese Cinema, Audiovisual and Multimedia Institute.

Competition Facing Vivo in Brazil

Throughout 2005, Vivo faced increasing competition not only from its established competitors, but also from new operators in some of the markets where Vivo operates. As of December 31, 2005, Vivo had 29.8 million subscribers, corresponding to a market share of 44.4% in its areas of operation, compared with 50.9% in 2004. Vivo’s major competitors are Claro (Telecom Américas), TIM (Telecom Itália Mobiles) and Oi.

Telesp Celular’s principal competitor is Claro, and it also competes with TIM. In addition, Telesp Celular competes for subscribers with wireline telephone service providers. The main wireline service provider in São Paulo state is Telefónica, through Telecomunicações de São Paulo S.A.—Telesp.

Global Telecom’s principal competitor is TIM Sul, and it also competes with Claro and Brasil Telecom. Of these competitors, Brasil Telecom is the most recent entrant, beginning mobile operations at the end of 2004 in the states of Paraná and Santa Catarina using GSM/GPRS technology. Global Telecom also competes with the primary wireline service provider in its areas, Brasil Telecom.

Tele Sudeste’s principal competitor in 2005 was Claro, and it also competed with Oi (which is controlled by Telemar Norte Leste S.A., or Telemar, a wireline operator) and TIM. Tele Sudeste also competed in 2005 with the primary wireline service provider in its areas, Telemar.

Tele Leste’s principal competitor in 2005 was Oi, and it also competed with TIM and Claro. Tele Leste also competed in 2005 with the primary wireline service provider in its areas, Telemar.

Celular CRT’s principal competitor in 2005 was Claro, and it also competed with Brasil Telecom and TIM. Of these competitors, Brasil Telecom is the most recent entrant, beginning mobile operations in 2004 in the state of Rio Grande do Sul using GSM/GPRS technology. Celular CRT also competed in 2005 with the primary wireline service provider in its areas, Brasil Telecom.

TCO’s principal competitor in the region encompassing the states of Acre, Rondônia, Mato Grosso, Goiás, Mato Grosso do Sul, Tocantins and in the Federal District is Claro, and it also competes with TIM and Brasil Telecom. Of these competitors, Brasil Telecom is the most recent entrant, beginning mobile operations in 2004 in these states using GSM/GPRS technology. TCO also competes with Brasil Telecom as the primary wireline service provider in that region. TCO’s principal competitor in the region encompassing the states of Amazonas, Pará, Maranhão, Roraima and Amapá is Amazônia Celular S.A., and it also competes with Oi, Claro and TIM. TCO also competes with the primary wireline service providers in that region, Telemar.

In 2004, ANATEL auctioned off a band E license for rendering services in the State of Minas Gerais, granting the licenses to two operators (Stemar, which is owned by Claro, for the whole state, and Telemig Celular for an area that includes 59 municipalities in that state). In March 2006, ANATEL conducted an additional auction for certain remaining band E licenses, but no operator won those licenses and the bands remain unused.

Regulation

The telecommunications industry has traditionally been heavily regulated in most countries of the world, including Portugal and Brazil. Over the last several years, both countries (Portugal beginning in 1990 and Brazil in 1998) have substantially privatized their state-held telecommunications operators and have been opening their telecommunications markets to competition. Portugal, a member of the European Union, opened its telecommunications market to full competition as of January 1, 2000. Portugal is pursuing further EU-led initiatives aimed at increasing the competitiveness of its market. Brazil has also been introducing further measures designed to increase competition. In this section, we explain the main laws and regulations in Portugal and Brazil that affect our operating companies in these two countries.

Portugal

In the increasingly competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs, concern:

•	restrictions on the products we offer and the prices we charge in our wireline retail business;

•	obligations to allow our competitors to interconnect with and use our wireline network;

•	certain wireline services that we are obliged to provide to the public under our “universal service obligation”;

•	measures that are intended to make it easier for our customers to migrate to our competitors’ services, including carrier pre-selection, number portability, unbundling of the local loop and, beginning in 2005, wholesale line rental; and

•	the terms of our concession and our licenses, including the new third-generation mobile license that TMN received at the end of 2000.

In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to “ex ante” regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Basic Law of Electronic Communications (which we refer to as “Law 5/2004”). The fifth directive was adopted into law on August 18, 2004.

The implementation of the new EU framework is changing the current regulatory framework applicable to us. The new EU directives and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets which may be subject to “ex ante” regulation, will result in significant changes and refinements to the current regulatory regime applicable to us in Portugal.

Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of 18 relevant retail and wholesale markets identified by the European Commission. Since we are active in all of these markets, the new regulatory regime could result in an increase in the regulatory measures affecting our businesses and operations. Under the EU framework directive, ANACOM is required to analyze the 18 retail and wholesale markets and identify which electronic communications operators and service providers it considers to have significant market power in such markets in Portugal and notify the European Commission with respect to its findings.

ANACOM has analyzed 16 of the 18 retail and wholesale markets. ANACOM considers the Portugal Telecom group to have significant market power in all the markets it has analyzed except for one in which it did not find any operator to have significant market power (wholesale transit services) and one in which the results of its analysis are pending (the MVNO market). These markets include the following: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access. ANACOM has notified the European Commission regarding its conclusions about the markets it has already analyzed. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, such as toll-free numbers, and has declared the Portugal Telecom group to have significant market power in this area.

In addition to the Portugal Telecom group, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. ANACOM has not yet started the analysis of the two remaining wholesale markets, which are roaming services and broadcasting.

Final decisions with respect to the existence of significant market power in each of the relevant markets is expected during the course of 2006.

In addition, Law 5/2004 has made more flexible certain other aspects of the former regulatory scheme, such as the basis upon which we and other operators in Portugal can use public rights-of-way and the rules governing access to ducts.

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

Over the past several years, the Portuguese government has substantially increased the autonomy of ANACOM and allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under our Concession, including our obligations to supply public switched wireline telephone services, leased lines and other services to our competitors on a timely basis. ANACOM has, from time to time, addressed complaints against us by our competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on our businesses or operations. ANACOM’s decisions are subject to possible reconsideration and can be submitted for judicial review.

EC Commission. Most of the EU competition rules have the force of law in all EU member states and therefore apply to us in Portugal. The current priority of the European Commission is to ensure that EU member states fully and correctly implement EU requirements in national law. The European Commission routinely monitors the status of EU member states in implementing EU directives.

The Directorate-General for Competition of the European Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Amsterdam, also known as the EC Treaty, relating to competition in the EU. Article 81 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU. Article 82 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. In 2005, Sonaecom filed a complaint with the Directorate-General for Competition of the European Commission relating to our activities and the regulatory framework of the Portuguese government. However, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission relating to this complaint are now closed. See “Item 3—Key Information—Risk Factors—EU Regulation Regarding Abuse of Dominant Position Could Adversely Affect our Business” and “Item 8—Financial Information—Regulatory Proceedings”.

We understand that at the end of 2001 the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provided PT Comunicações with the exclusive right to use public rights-of-way free of municipalities’ fees and taxes. However, the rights-of-way regime was modified in 2004 through Law 5/2004, as described below in “—Summary of Our Concession and Existing Licenses”. Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess whether or not Law 5/2004 has resolved any concerns the Directorates-General may have had regarding the regulation of rights-of-way in Portugal.

Autoridade da Concorrência. Our activities are also overseen by Autoridade da Concorrência (formerly Direcção Geral do Comércio e da Concorrência, or DGCC), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. We expect the Autoridade da Concorrência to take a more active role in matters relating to pricing and to the determination of which companies have “significant market power” and the regulatory implications for such companies.

On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and margin squeezes. The potential penalty for such practices could be as high as 10% of our turnover in the preceding fiscal year. This administrative investigation is still in a preliminary stage involving document collection and review. The Autoridade da Concorrência periodically requests that we provide them with additional information regarding the documents they seized in February 2004, which we have responded to in a timely manner. We expect that the next phase could involve the Autoridade da Concorrência formally charging us with the alleged abusive practices, which would result in an administrative proceeding, referred to as a “statement of objections”, in which we would defend our position before the competition authority. If we were unsuccessful in our defense, the competition authority could issue a fine in connection with such abuses. We are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Commerce Court. To our knowledge, the Autoridade da Concorrência has not yet reached any decision on this matter. See “Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties” and “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings”.

To our knowledge, there are also several other complaints relating to our activities pending before the Autoridade da Concorrência, including complaints against: (i) PT.com (this complaint was formerly against Telepac, which was merged into PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; (iii) TMN by Optimus for alleged abuse of dominant position in the call termination market; (iv) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines; and (v) PT Conteúdos for alleged anti-competitive practices in connection with media content and its strategic partnership with SIC. The Autoridade da Concorrência has requested information with respect to these complaints, which we have responded to in a timely manner.

In addition, in 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a “statement of objections”, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. PT Comunicações has responded to this “statement of objections” and does not believe it has violated applicable law and regulations. In June, 2005, the Autoridade da Concorrência issued a revised “statement of objections” on this matter. In September 2005, the Autoridade da Concorrência also brought allegations against PT Multimédia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PTM, TV Cabo and SIC-Sociedade Independente de Cominicação, S.A. (SIC) in connection with SIC’s acquisition of Lisboa TV—Informação e Multimédia, S.A. PTM and TV Cabo have contested these allegations.

Pricing of Wireline Services

Decree Law 458/99 required that ANACOM, DGCC and the provider or providers of the universal service in Portugal enter into a new pricing convention that governed only prices for services that we provided under universal service obligations. We are currently the only universal service provider in Portugal. See “—Universal Service Obligations”, below. On December 30, 2002, we, ANACOM and the DGCC entered into a new pricing convention pursuant to article 11 of Decree Law 458/99. The pricing convention established the price regime applicable to the following universal services provided by PT Comunicações: (i) wireline services for subscribers, including traffic and subscription to analog lines within Portugal; and (ii) wireline services for public pay telephone calls made within Portugal, as well as making telephone directory and information services available. In addition, the pricing convention governed certain obligations of PT Comunicações to provide services to retirees, low income pensioners, low consumption residential users and customers with special needs.

Under the pricing convention, the prices of universal services were adjusted based on actual costs, and the prices charged had to comply with the principles of transparency, non-discrimination and cost orientation. As a result, PT Comunicações was required to maintain a system of cost accounting, which enabled it to monitor the costs of the services it provides, and it was required to publicize current prices. For wireline subscribers, the pricing regime means that the weighted average variation of the prices they paid for domestic services did not exceed CPI minus 2.75% in 2003. PT Comunicações was also obligated under the pricing convention to make available an optional pricing plan for the benefit of residential customers with low consumption and for low income pensioners. This pricing convention expired on December 31, 2003. However, under new Law 5/2004, until the full implementation of the new pricing regime, which was established by ANACOM in accordance with the new EU regulatory framework on December 14, 2004, the rules governing domestic prices established by the preceding pricing convention remained in effect. As a result, the average variation of domestic prices in 2004 did not exceed CPI minus 2.75%.

On May 7, 2004, ANACOM approved the 2004 fixed telephone service prices proposed by PT Comunicações, which are applicable to wireline customers. These prices comply with the price cap of CPI minus 2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. These prices became effective in August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively. See “—Our Businesses—Wireline Business”.

The new pricing regime for wireline services, which was established by ANACOM on December 14, 2004 in accordance with the terms of the new EU regulatory framework, has created the following regulatory obligations for the retail market for telephone services at a fixed location:

•	In 2005, the price-cap applying to residential access and domestic calls is CPI minus 2.75% (new prices for 2005 within this price cap became effective as of July 1, 2005);

•	The fixed component of fixed-to-mobile calls (residential and non-residential) is required to be in line with the cost orientation principle;

•	The tariffs of domestic payphone calls are required to correspond to a maximum of three times the tariff of a residential phone call; and

•	PT was released from its obligations under the low user scheme, as well as certain discount schemes for retired people, except for the monthly fee discount for retired people that is financed by the Portuguese government.

In addition, general regulatory obligations of transparency, non-discrimination, cost orientation, cost accounting and account separation apply to access to the fixed line network and to the telephone services at a fixed location.

Other Requirements. The regulatory framework requires PT Comunicações to submit periodic reports on quality of service and comply with specified indicators. Penalties may occur if we do not achieve such indicators. We must also provide white page directories and certain other facilities to certain specified categories of subscribers free of charge. In addition, a new Regulation of Quality of Service for voice services at fixed locations was published in June 2005 (Regulamento 46/05).

Interconnection Prices. Law 5/2004 establishes the new access and interconnection regime in Portugal in accordance with the requirements of the new EU regulatory framework. During 2005, PT Comunicações published several versions of its reference interconnection offer, between March 3 and December 20, to reflect changes in prices for 2005, processes and points of interconnection. See also “—Interconnection”, below.

Prices for Leased Lines. Prices for our leased lines are subject to price controls as a result of obligations imposed by ANACOM, based on its finding that we have significant market power in retail leased lines, wholesale termination and trunk segments. Our leased line prices must be cost-oriented and follow the retail-minus rule (which provides for a 26% minimum margin between our wholesale and retail leased line prices).

Universal Service Obligations

Law 91, the Concession and Decree Law 458/99 of November 5, 1999 imposed universal service obligations on us in Portugal. These obligations include providing connection to the public telephone network at a wireline location. They also include providing access to public switched wireline telephone services, including enabling users to make and receive local, national and international telephone calls, facsimile communications and data communications. They also include providing public pay telephones, publishing directories and making available at least one telephone directory enquiry service covering all public voice telephone subscribers’ numbers.

Decree Law 415/98, which implemented the EU Interconnection Directive in Portugal, and Decree Law 458/99, which implemented the EU universal service regulation in Portugal, addressed the pricing mechanism and the financing procedures regarding the universal service obligations, as well as those who must contribute to its cost. Law 91 required that operators of public telecommunications networks and providers of voice services must contribute to the costs of our universal service obligation. Decree Law 415/98 and Decree Law 458/99 required us to disclose to ANACOM our negative margins involved in meeting the universal service obligations. ANACOM will establish and publish the criteria for contributions to the cost of universal service. It will also determine, on an annual basis, the amounts and timing of contributions by other operators and service providers. Decree Law 458/99 also required that we, ANACOM and the DGCC enter into a new pricing convention governing the prices of services provided pursuant to the universal service obligation. As discussed above, we entered into a new pricing convention on December 30, 2002. See “—Pricing of Wireline Services”.

According to Law 5/2004, enacted to promulgate the new EU framework directive, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. We believe that obtaining significant compensation under this provision of the law will be very difficult and may not be possible.

Interconnection

The Interconnection Framework. The EU Access and Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. The EU Access and Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution. According to the EU Access and Interconnection Directive, all telecommunications companies with significant market power in the call origination or termination markets must:

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

Law 5/2004 implemented the EU Access and Interconnection Directive in Portugal and established the general conditions for access and interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power.

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

Wireline Interconnection. As a result of the enactment of Law 5/2004, ANACOM adopted a measure in March 2004 on call origination on fixed telephone networks provided at a fixed location and call termination on individual public telephone networks provided at a fixed location and on significant market power designation in these fixed locations, declaring the Portugal Telecom group to have significant market power in these markets. As a result, we are subject to price controls in these markets based on our costs and other factors and must publish a reference offer that includes these prices and quality of service standards.

Mobile Interconnection. In February 2005, all mobile operators were declared to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 24% compared with 2004 rates. In 2006, we expect these rates to be further reduced by an average of 18.4% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN’s interconnection revenues and consequently its earnings. See “Item 5—Operating and Financial Review and Prospects—Results of Operations”.

ANACOM is in the process of determining who has significant market power in the call origination on mobile networks market. A decision is expected during 2006.

Internet Access. The interconnection regime for access to our network by ISPs provides for a number of different billing structures. Under the first method, ISPs pay us a call origination charge, and, if the ISPs request that we invoice customers on their behalf, they also pay us the corresponding charge for the invoicing service. Under a second method, we charge the ISPs a wholesale flat rate and the ISPs bill their own customers. On September 23, 2003, ANACOM decided that data traffic and Internet traffic should be included in our Reference Interconnection Offer, which previously applied only to interconnection for voice telephony services. Accordingly, we now offer two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes the two pricing methods described above, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination. On March 16, 2004, ANACOM issued a new administrative decision regarding the billing structure for our Reference Interconnection Offer. As a result, the call origination pricing arrangements with ISPs now include two billing structures. The primary differences between the two billing structures relate to origination prices, the manner in which ISP infrastructures are connected to our wireline network and billing arrangements. The regime introduced in March 2004 has lower origination charges, involves the use of leased lines and does not require us to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their arrangements to connect with our wireline network.

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

Number portability regulations were revised in 2005 through Regulamento 58/2005 of August 18, 2005, but the revisions did not have a significant impact on our business. New regulations for carrier pre-selection were also published in early 2006, extending carrier pre-selection to non-geographic services.

Unbundling of the Local Loop

On December 18, 2000, the European Commission approved a regulation requiring wireline network operators to make the local loop between their customers and the local switches on their networks available to competitors. Such a requirement also exists in Law 5/2004. This allows such competitors to connect their networks to the copper “local loop” and use it to provide their services directly to those customers without having to rely upon the network operator’s relationship with the customers. According to the regulation and Law 5/2004, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. ANACOM has announced that unbundling of the local loop should be available in Portugal in accordance with the terms of the EC regulation and Law 5/2004. Our PT Comunicações wholesale unit published its last version of the reference offer for unbundled access to our local loops on November 24, 2005. The reference offer is in accordance with terms established by ANACOM.

We have made available to our competitors all of the local switches for remote and physical co-location where technical and space conditions are available, 191 of which are co-located. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

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

EU Competition Directive

The European Commission issued a directive on September 16, 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. We believe that steps already taken to operate our cable television business in Portugal through PT Multimédia, a separate legal entity that has independent shareholders, satisfy the requirements of the directive implemented in Portugal.

Licensing Framework

The EU Authorization Directive (Directive 2002/20/EC of March 7, 2002) prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure an efficient use of radio frequencies.

Pursuant to this Directive, which is part of the EU electronic communications framework, Law 5/2004 has established a new authorization regime, whereby an operator must have a general authorization for the provision of electronic communications networks or services. A license can e required for the use of radio frequencies or numbering resources. ANACOM is responsible for issuing regulations to implement this authorization regime.

Summary of Our Concession and Existing Licenses

Our Concession is for the provision of universal service and for the operation of the terrestrial broadcasting network in Portugal, and it permits us to provide public switched wireline telephone, packet switched data (the rights to which were transferred to our subsidiary PT Prime) in X.25 mode, leased lines and telex and telegraphy services in Portugal. We also provide mobile telephone services, cable television and data communications services under licenses granted to our subsidiaries by the Portuguese government. The subsidiaries holding the licenses are subject to separate financial reporting and other requirements.

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

The Concession granted to us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network and the terrestrial broadcasting network. Some of our assets that are part of the basic telecommunications network (as defined in Portuguese legislation) were treated as being within the “public domain” under the terms of the Concession. During the term of the Concession, we were permitted to receive economic benefits from the use of public domain assets as if we owned them completely. However, such public domain assets would have reverted to the Portuguese government without compensation when the Concession expired.

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

The Portuguese government retains the ability to suspend or terminate our rights under the Concession. In cases of serious non-performance by us of our obligations under the Concession, the Portuguese government may, on a provisional basis, take over the development and operation of services authorized under the Concession. The Concession may also be terminated in cases of “severe, continual or insoluble” failure to perform our obligations. We believe that we have the resources to fulfill all our obligations under the Concession.

In addition, after 2010 the Portuguese government may revoke the Concession upon at least one year’s notice if it deems such action to be justified in the public interest. In that event, we have the right to compensation in an amount equal to the value of the assets which constitute the infrastructure of the basic telecommunications network, including other of our assets included in our infrastructure development plan, net of depreciation and revaluation. This compensation would be payable prorated over the remaining term of the Concession. We would also be entitled to additional compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the Concession expires.

Our modified Concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 pursuant to Regulation No. 38/2004, which was published in September 2004. The new regime replaces Law 91/97, which granted us an exemption from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the Concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is still being challenged in the Portuguese courts by the Municipality of Oporto. See “Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees”.

We are required to provide special telephone prices to certain eligible retired and pensioner Portuguese citizens. The costs of providing these special prices are directly reimbursed by the Portuguese government. In addition, we offer supplementary discounts to certain retired and pensioner Portuguese citizens without reimbursement from the Portuguese government. The cost of these discounts for our wireline business was approximately €8.7 million in 2004 and €7.8 million in 2005.

The Concession imposes a universal service obligation on us. See “—Universal Service Obligations”, above.

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

Our Data Licenses and Registrations. Our subsidiary PT Prime holds:

•	a renewable, non-exclusive license, valid until 2015, to provide wireline services;

•	a renewable, non-exclusive license, valid until 2015, to be a “Public Telecommunications Networks” operator; and

•	due to our reorganization, all the former Telepac licenses, including a data communications license, valid until 2010.

Our data communications license authorizes us to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes us to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes us to construct certain networks infrastructure in connection with licensed services. With respect to packet switched data, the data communications license is valid for 30 years and renewable by right thereafter for 15-year periods, unless our wireline Concession is terminated earlier. The license is valid for 15 years for other data transmission services. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, under Decree Law 381-A/97, and in accordance with the EU licensing regime, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

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

Our Mobile Service Licenses. Mobile telephone service licenses are valid for 15 years and are issued by ANACOM under Decree Law 381-A/97. These licenses authorize the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal’s population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

Through TMN, we hold a renewable, non-exclusive license to provide traditional and GSM digital mobile telephone services throughout Portugal. This license is valid until 2007 and may be renewed thereafter by authorization of the Portuguese telecommunications regulator. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to us. Vodafone Portugal was awarded its license in 1991. Optimus was awarded a license in 1997 and began operations in September 1998. We believe that our license will be renewed, based on the results of the public consultation held by ANACOM in July 2005 regarding the renewal of the GSM licenses held by TMN and Vodafone.

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

In 2000, ANACOM conducted a tender for four licenses for universal mobile telecommunications services, known as UMTS. UMTS services are the European version of the globally accepted technical standards for “third generation” mobile communications. UMTS constitutes a significant advance over the “second generation” digital GSM mobile services currently provided. The “first generation” services were traditional analog mobile services. The broadband capacity of the frequency spectrum to be allocated under the UMTS licenses will enable operators to supply video and Internet content to mobile handsets at higher transmission speeds.

The UMTS licenses were issued by ANACOM at the end of 2000. The licenses cover all of Portugal and are valid for 15 years. The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the end of 2000. and TMN’s license expires in January 2016. One of the licenses was also awarded to Oniway, a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services, and TMN, Vodafone and Optimus requested that the Oniway license be transferred to them, dividing the cost and the resulting spectrum. This request was granted by a special ministerial order in January 2003.

In April 2004, TMN launched UMTS in Portugal with an emphasis on new services, such as video telephony and high-speed data. In 2004 and 2005, we have pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites.

UMTS License holders are required to offer their services to:

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

TV Cabo’s Cable Television Authorizations. Under the new regulatory framework set out in Law No. 5/2004, of February 10, 2004, the provision of cable television networks and services is subject only to a general authorization regime, which depends on the compliance with the rules provided for in the law and regulations. That is, the new framework does not require specific authorizations or licenses from ANACOM.

Currently, TV Cabo and its subsidiaries Cabo TV Açoreana and Cabo TV Madeirense, hold nine cable television authorizations to provide cable television services in 125 counties in continental Portugal and the Madeira and Azores Islands. All of these authorizations expire in May 2009 and will not be renewed, allowing the new regulatory framework to take effect. Currently, certain other operators are also authorized to provide cable television services in Portugal. See “—Competition—Competition Facing PT Multimédia’s Pay TV and Broadband Internet Business”. All these authorizations permit the construction of cable distribution centers and networks. They also contain quality of service standards and, in most cases, obligations to construct networks capable of reaching 80% of the population of the authorized area. The remaining 20% of the population may request connection at an extra charge. The charges for the provision of cable television services are not subject to regulation.

Although not considered public domain assets and not subject to our wireline Concession, the cable television infrastructure that TV Cabo has installed and operates in areas in the public domain may be subject to reversion or transfer to third parties without compensation. Although under the terms of Law 5/2004, cable operators are ensured the right to install cable infrastructure on public property and such right may not be extinguished before the end of the period for which it was granted, there may be situations in which such right could be withdrawn, subject to the right of the operator to receive compensation.

Under Portuguese law, advertising on TV Cabo’s channels is generally restricted on the same terms as on broadcast TV. These restrictions include a ban on alcohol advertisements before 10 p.m. and a complete ban on tobacco advertisements. Advertising on premium channels cannot take up more than 10% of air time, and advertising on basic channels cannot take up more than 15% of air time.

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

ANATEL is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the ANATEL Decree. ANATEL is financially autonomous, and administratively independent of the federal government. ANATEL maintains a close relationship with the Ministry of Communications. Any regulation proposed by ANATEL is subject to a period of public comment, which may include public hearings. ANATEL’s actions may be challenged in the Brazilian courts under Brazilian administrative law. On November 25, 1998, ANATEL enacted “Resolution 73—Regulation of Telecommunication Services,” which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

Concessions and Authorizations. Prior to January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under bands A and B. Band A and band B mobile service providers, including Vivo’s operating subsidiaries, were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to ANATEL for an authorization to offer such other services.

In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunications services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. The government authority is also entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a limited duration and is generally renewable once.

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

Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long-distance services in its licensed area, subject to the regulations;

•

existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market, can bid for C Band, D Band and E

Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

Vivo’s operating subsidiaries all held concessions prior to the introduction of the SMP regime. Subsequent to its introduction, they have migrated to the new SMP regime and their concessions have been converted into licenses to use the radio frequency spectrum in their respective bands and provide services in the regions in which they operate. See “—Our Businesses—Brazilian Mobile Business”. In order to migrate services to the SMP regime, Telesp Celular and other operators owned by Vivo were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from their networks.

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

Interconnection. Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All mobile operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service providers.

Under the SMP regime, an SMP mobile operator pays for the use of another SMP mobile operator’s network in the same authorization area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them (known as a partial “Bill & Keep” regime). In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. ANATEL has proposed to replace this partial Bill & Keep regime with a model based on the costs of mobile operators, which it proposes to implement in mid-2007. This model may, among other things, substitute a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), which may or may not reflect the true effect of inflation on Vivo’s prices. However, we cannot predict whether the current regime will remain in place or whether any future regulatory change could have an adverse effect on our operations. While ANATEL analyzes regulatory alternatives, it has maintained the partial Bill & Keep regime, extending these rules through Resolution No. 408, promulgated in 2005.

Under the SMP regime, interconnection fees for the termination of calls on mobile networks are determined through free negotiation between Vivo’s subsidiaries and other telecommunications operators. If the parties do not reach an agreement, the matter is determined through arbitration, which is conducted by ANATEL. In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as “VC1” calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for VC2 and VC3 long distance calls that also provides for a 4.5% annual adjustment to interconnection fees. This system of adjustments may be replaced if ANATEL implements the cost-based regime described above.

The general instructions governing interconnection are contained in the “Interconnection Regulation”, which provides the basic principles and rules on interconnection between telecommunications networks and systems. It governs the commercial, technical and legal aspects of interconnection. The criteria for remuneration of mobile network usage are set forth in ANATEL Resolution #319. A period of public consultation on the new interconnection rules ended on October 18, 2004. The proposals considered during the public comment period included (1) a proposal that two SMP operators controlled by the same economic group receive only one interconnection charge for calls originated and terminated on their networks rather than the current two charges, (2) a proposal for new negotiation rules for interconnection charges under which ANATEL would have a role in determining the charges rather than the current free negotiation of the charges and (3) a proposal for interconnection charge unification among SMP providers of the same economic group having significant market power according to criteria still to be defined. If new regulations along these lines take effect, they could have an adverse effect on Vivo’s results of operations because (1) interconnection charges could drop significantly, thereby reducing Vivo’s revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the prices Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce Vivo’s average prices and its revenues.

With regard to the new regulations discussed in the preceding paragraph, ANATEL has published only the new General Regulation of Interconnection (RGI—“Regulamento Geral de Interconexão”—Resolution number 410/2005), the Regulation of Separation and Allocation of Costs (Resolution number 396/2005) and the Regulation of Industrial Exploration of Dedicated Lines (EILD—“Exploração Industrial de Linha Dedicada”—Resolution number 402/2005). ANATEL has not yet published final regulations relating to the cost-based regime described above or the specific proposals described in the preceding paragraph.

In 2005, ANATEL began a public consultation period for proposed alterations to the SMP regime. The period for comments ended in January 2006, but final regulations have not yet been promulgated. These proposals address such matters as (1) requiring mobile operators to have a physical location to serve customers in each city in their areas of coverage, (2) increases in the periods of validity of prepaid cards, (3) extending the period in which customers are blocked from using cell phone service after an insolvency and (4) eliminating periods imposed by operators in which customers are not permitted to leave service plans. Vivo has presented its views on these proposals to ANATEL. ANATEL will decide whether to issue new regulations and what their content will be. If these new regulations take effect, they may negatively affect our revenues and results of operations.

Limitation on Provision of Wireline Long Distance Services. Because ANATEL considers the operators owned by Vivo to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, ANATEL will not award wireline long distance licenses to the operators owned by Vivo. Though Vivo, through its operating subsidiaries, has requested that ANATEL revise the current SMP regime, there can be no assurance it will do so.

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

Our Brazilian mobile businesses’ SMP licenses impose obligations to meet quality of service standards, such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for assessing these quality service standards on April 23, 2003 (ANATEL Resolution No. 335/03).

Rate Regulation. SMP licenses continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in Vivo’s Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

The initial price cap agreed to by ANATEL and Vivo’s operating subsidiaries in their SMP licenses was based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in their licenses. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

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

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union. IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see “—U.S. GAAP Reconciliation and Recent Accounting Pronouncements” below and Notes 46, 47 and 48 to our audited consolidated financial statements.

The U.S. Securities and Exchange Commission, or the SEC, has adopted an accommodation permitting eligible foreign issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. We are required to prepare our financial statements for the year ended December 31, 2005 for the first time in IFRS, and this Annual Report on Form 20-F has been prepared in reliance on the SEC accommodation. As a result, the operating and financial review that follows covers the fiscal year 2005 and comparable fiscal year 2004. Unless otherwise indicated, the following discussion relates to our IFRS financial information.

Overview

Our Business and Revenue Reporting Categories

Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided. Portugal Telecom’s business segments consist of the following:

• Wireline Business

Offering the following wireline services:

—     Retail services, including fixed line telecommunications service and Internet services to residential customers;

—     Wholesale services; and

—     Data and corporate services, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.

• Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.

• Multimedia Business

Offering multimedia and Internet-related services for the residential market through PT Multimédia and its subsidiaries, including:

—     Cable and satellite television through TV Cabo;

—     Broadband Internet access through cable modems provided by TV Cabo

—     TV programming activities through PT Conteúdos and its subsidiaries and affiliates;

—     Cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais; and

—     Cinema exhibition through Lusomundo Cinemas.

• Brazilian Mobile Business

Offering mobile services, such as voice, data and Internet-related services, through Vivo and its subsidiaries, including:

—     Telesp Celular, which operates in the Brazilian state of São Paulo;

—     Global Telecom, which operates in the Brazilian states of Paraná and Santa Catarina;

—     TCO, which operates in the Northern and Midwestern regions of Brazil;

—     Tele Sudeste, which operates in the Brazilian states of Rio de Janeiro and Espírito Santo;

—     Tele Leste, which operates in the Brazilian states of Bahia and Sergipe; and

—     Celular CRT, which operates in the Brazilian state of Rio Grande do Sul.

• Other

International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS, S.A. holding company. Our international investments other than Vivo mainly include:

—     Mobitel, providing call center services in Brazil, which we fully consolidate in our audited consolidated financial statements;

—     Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands, which we fully consolidate in our audited consolidated financial statements;

—     Medi Telecom, providing mobile telecommunications services in Morocco, which we account for using the equity method;

—     Unitel, providing mobile telecommunications services in Angola, which we account for using the equity method; and

—     CTM, providing fixed and mobile telecommunications services in Macao, which we account for using the equity method.

Consolidation Treatment of Vivo and Sport TV

Vivo. On December 27, 2002, we transferred our interest in TCP to our mobile joint venture with Telefónica Móviles in Brazil, originally named Brasilcel and rebranded Vivo in April 2003. The following assets were transferred to Brasilcel in December 2002:

•	the controlling interest in TCP (which holds 100% of Telesp Celular and 100% of Global Telecom since December 27, 2002 and a minority interest in Celular CRT Participações (which holds 100% of the mobile operator in the Brazilian state of Rio Grande do Sul), which we used to hold; and

•	the controlling interest in Tele Sudeste (which has 100% of the mobile operators in the Brazilian states of Rio de Janeiro and Espírito Santo), Tele Leste (which holds 100% in the mobile operators in the Brazilian states of Bahia and Sergipe) and Celular CRT Participações, which Telefónica Móviles used to hold.

On April 25, 2003, TCP acquired a controlling interest in TCO, a mobile telecommunications operator in the midwestern and northern regions of Brazil.

We proportionally consolidate the financial results of Vivo in our consolidated financial results for the years ended December 31, 2004 and 2005. See “Presentation of Financial Information” and “Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business” for more information regarding corporate changes at Vivo that affect the comparability of results for our Brazilian mobile business from year to year.

On February 22, 2006, the requisite percentages of the voting shareholders of the Vivo companies approved a corporate reorganization. The corporate reorganization consisted of a merger of shares under Brazilian law (incorporação de ações) of TCO with TCP and the merger of companies under Brazilian law (incorporação de empresas) of Tele Leste, Tele Sudeste and Celular CRT Participações with TCP. As a result of the corporate reorganization, TCO has become a wholly owned subsidiary of TCP, which has been renamed “Vivo Participações S.A.,” and Tele Leste, Tele Sudeste and Celular CRT Participações have been dissolved. Following completion of the merger, Brasilcel held 89.0% of the common shares of TCP, 47.5% of its preferred shares and 62.4% of its total share capital.

Sport TV. We acquired an additional 16.67% stake in Sport TV in a purchase completed in April 2004, increasing our ownership in that company to 50%. We proportionally consolidate the financial results of Sport TV in our consolidated financial results for the years ended December 31, 2004 and 2005.

Business Drivers and Measures

The businesses of each of our segments are affected by a number of significant industry trends. In operating our businesses and monitoring their performance, we also pay attention to a number of operational and other factors. We summarize some of these trends and factors for each of our business segments below.

Wireline Business

•	Traffic Trends. Since 2002, we have experienced a continuing decrease in traffic on our fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both our retail and wholesale revenues. We have also experienced strong increases in customers of our ADSL broadband Internet services, as well as a corresponding decrease in dial-up Internet use, which had an overall impact of increasing our wireline retail revenues. See “Item 4—Information on the Company—Our Businesses—Wireline Business—Fixed Line Network” and “—Traffic”.

•	Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans. Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which has negatively affected our retail revenues. One or our strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in our competitive market. Our pricing plans tend to increase our revenues from fixed charges but sometimes decrease our traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. In our wholesale business, the decrease in regulated fixed-to-mobile interconnection charges has also affected our revenues because our wholesale wireline unit records revenue from international incoming calls through our network that terminate on the networks of mobile operators, although the impact on our results of operations relating to wholesale services has not been significant. Decreases in transit traffic (calls that use our network but neither originate nor terminate on our network) also have affected our wholesale revenues. See “Item 4—Information on the Company—Our Businesses—Wireline Business—Retail—Fixed Line Telephone Services” and “—Wholesale—Prices”.

•	Workforce Reductions and Post Retirement Obligations. We expect to continue to use workforce reductions to decrease our labor costs and increase our productivity over time. In 2005, we reduced our workforce in Portugal by 1,272 employees, incurring expenses of €314.3 million to do so. Workforce reductions in our fixed line business will continue to be a significant feature of our cost management in 2006. In addition, we have substantial unfunded liabilities for unfunded pension and healthcare benefits. In 2005, we established an autonomous fund, to which we contributed €300.0 million to finance our post retirement healthcare obligations, and we also made contributions to our pension funds. We expect that contributions to these funds will continue to represent significant outflows in the coming years. See “—Post Retirement Benefits” below.

Domestic Mobile Business

•	Decreasing Interconnection Charges. In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result ANACOM imposed price controls on interconnection charges that caused interconnection rates (for both fixed-to-mobile and mobile-to-mobile calls) to decrease by an average of 23.5% in 2005 compared to 2004. We expect these rates to decrease further by an average of 18.4% in 2006 compared to 2005. These reductions have had, and are expected to continue to have, a significant impact on TMN’s revenues and results of operations. See “Item 4—Information on the Company—Our Business—Domestic Mobile Business—Prices and Revenue Breakdown”.

•

Continuing Roll-Out of 3G Services. One of the ways in which we respond to intense competition in the mobile networks market is by continuing to develop and bring to market innovative third generation (3G) services that increase revenues and customer loyalty. We list several of our recently launched services in Item 4—Information on the Company—Domestic Mobile Business—Services. Remaining competitive requires continuing investments to build out our third generation network and develop new services, and our capital expenditures on our third generation network have increased in recent years.

Multimedia Business

•	Shift from Analog to Digital Service. In order to remain competitive, PT Multimédia will complete the shift of the premium content cable signal from analog to digital. Digitalization of cable television business both creates a platform for offering more value-added and competitive services, while facilitating our ability to restrict illegal access to our content. In addition, shutting down the analog signal for premium content improves cable network capacity by allowing, for example, further increases in broadband internet download speeds. PT Multimédia also expects to face increasing competition from other broadband providers and from new technologies, including video over ADSL and IP television. See “Item 4—Information on the Company—Our Businesses—Multimedia Business—TV Cabo—Digitalization” and “—Network”.

•	Effect of Macroeconomic Factors on Premium Services Provided. PT Multimédia’s revenues are affected by general macroeconomic conditions in Portugal, which result, for example, in higher disconnection levels on Pay TV and Internet services, thereby affecting PT Multimédia’s customer base. The weak macroeconomic conditions are expected to continue in 2006.

Brazilian Mobile Business

•	Shift to Prepaid Services. The Brazilian mobile market has been influenced in recent years by a shift to prepaid services. Prepaid services generate usage charges and interconnection charges but do not generate fixed monthly charges. Prepaid services have also attracted lower income customers to Vivo’s services, and prepaid customers tend to make fewer outgoing calls than contract customers. Because of the importance of contract customers to Vivo’s business, the Vivo companies have undertaken initiatives to maintain and develop the contract customer base.

•	Competition. The Vivo companies face aggressive competition throughout their regions, both from existing competitors and new entrants into the market. In the face of this competition, the Vivo companies have generally pursued a strategic focus on profitability and selective customer growth, rather than a specific focus on gaining market share. Within their strategic focus, the Vivo companies pursue a number of strategies to address these competitive pressures, often including discounts on handsets and accessories, loyalty programs (which have generally contributed to a reduction in revenues from monthly subscription charges in the short term) and marketing and promotional expenses (which increase selling expenses).

•	Impact of Regulatory Matters. The introduction of carrier pre-selection codes in 2003 has tended to decrease both the outgoing calls revenues of the Vivo companies and the interconnection charges they pay to other companies. At the same time, the partial “Bill & Keep” regime governing interconnection charges also introduced in 2003 has tended to decrease the revenues received by the Vivo companies from interconnection fees charged to other companies. In addition, significant uncertainty remains regarding future regulation of interconnection charges and other matters by ANATEL. ANATEL has proposed to replace the current interconnection regime with a different cost-based model, but we cannot predict the features of any new regulatory regime that may be implemented. See “Item 4—Information on the Company—Regulation—Brazil”.

All our business segments are subject to significant competition and operate in highly regulated environments. You should carefully review “Item 4—Information on the Company—Competition” and “—Regulation” for more information. In addition, you should be aware of the risks to which each of our businesses is subject. See “Item 3—Key Information—Risk Factors”.

Transition to International Financial Reporting Standards

For the first time, we are required to prepare our consolidated financial statements for the year ended December 31, 2005 in accordance with International Financial Reporting Standards, or IFRS. Our 2005 consolidated financial statements also include comparative financial statements for 2004 prepared in accordance with IFRS. Note 45 to our consolidated financial statements contains a description of the primary differences between Portuguese GAAP (the previous GAAP) and IFRS as they relate to our company.

Explanation of Transition to IFRS. Portugal Telecom applies IFRS as adopted by the European Union, and including all interpretations of the International Financial Reporting Interpretation Committee as of December 31, 2005. For Portugal Telecom, there are no differences between IFRS as adopted by the EU and IFRS as published by the International Accounting Standards Board. Portugal Telecom’s consolidated financial statements prepared in accordance with IFRS include comparative financial statements for the year ended December 31, 2004. The opening IFRS consolidated balance sheet was prepared as of January 1, 2004 (date of the transition to IFRS in accordance with IFRS 1). IFRS 1 requires that an entity develops accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated financial statements.

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with International Financial Reporting Standards required to be applied as of December 31, 2005. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under Portuguese GAAP as of January 1, 2004 are recognized directly in equity at the date of transition to IFRS.

Explanation of Exemptions Applied Under IFRS 1. In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under Portuguese GAAP for the year ended December 31, 2003 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2004 on the basis of those IFRS in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions applied by Portugal Telecom are explained below:

•	Cumulative Translation Differences. Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would ordinarily be required to be determined retrospectively. However, under an exemption contained in IFRS 1, cumulative translation differences may be deemed to be zero as of January 1, 2004, the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. Portugal Telecom has applied this exemption. See Note 3(q) to our audited consolidated financial statements for a more detailed discussion of our accounting for cumulative translation differences.

•	Revaluation as Deemed Cost. Companies that have revalued their assets in accordance with the legislation in force at a particular date prior to first-time adoption of IFRS may establish the related value as deemed cost of the assets and may account for the assets from the date of the revaluation in accordance with the IFRS effective at the date of preparation of the first IFRS financial statements. In prior years, Portuguese legislation allowed companies to perform a revaluation of their tangible assets in accordance with applicable official inflation rates. Portugal Telecom has applied the exemption under IFRS, and, accordingly, the revaluation of its tangible assets performed in accordance with Portuguese legislation prior to January 1, 2004 was included as the deemed cost of the assets for IFRS purposes. See Note 3(c) to our audited consolidated financial statements for a more detailed discussion of our accounting for tangible assets.

•	Business Combinations. IFRS 3, “Business Combinations”, is not required to be applied retroactively to business combinations that took place before the date of transition to IFRS. Portugal Telecom has applied this exemption and has therefore recorded goodwill relating to business combinations prior to January 1, 2004 as it was recorded under Portuguese GAAP. Since January 1, 2004, goodwill has not been amortized and business combinations since that date have been recorded in accordance with IFRS 3. At the date of transition to IFRS, goodwill was tested for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and was written down, if required. Historical cost and accumulated goodwill amortization were netted for the purpose of preparing the opening IFRS consolidated balance sheet.

Critical Accounting Policies under International Financial Reporting Standards

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Property, plant and equipment, and intangible assets. Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining fair value at the acquisition date, in particular in the case of assets acquired in a business combination, and for determining the expected useful lives of those assets. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. At December 31, 2005 and 2004, Portugal Telecom concluded that the carrying value of these assets does not exceed their recoverable amounts.

Under U.S. GAAP, the recoverability of intangible assets subject to amortization is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, an impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value. Reversal of previously recognized impairment losses is not permitted.

Goodwill. Goodwill arising on consolidation represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost, and goodwill acquired in previous periods is recognized at the carrying amount at December 31, 2003, in accordance with Portuguese GAAP. In both cases, since January 1, 2004, goodwill has not been amortized, and at the end of each reporting period, goodwill of each cash-generating unit is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and written down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, Portugal Telecom used the value in use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our board of directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming five years, and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years.

Under U.S. GAAP, effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”). The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches, as explained above. Goodwill in each operating segment will be tested for impairment at the year end.

In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

The goodwill impairment analysis that we conducted as of December 31, 2005 did not suggest that any such impairment was likely in a future period.

Impairment tests. The determination of the recoverable amount of a cash-generating unit (under IFRS) or the fair value of an asset group or a reporting unit (under U.S. GAAP) for impairment testing purposes, involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value under both IFRS and U.S. GAAP and the amount of any goodwill write-down.

Deferred taxes. As of December 31, 2005, we recorded deferred tax assets, net of deferred tax liabilities, amounting to approximately €1,052.9 million. This balance consists primarily of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and (2) tax losses carried forward. The realization of deferred tax assets is reviewed by our management using each entity’s tax results forecast based on budgets and strategic plans. Valuation allowances are considered in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. If our management were to conclude that certain deferred tax assets for which allowances had been made were to be realized, a previously recorded valuation allowance would be fully or partially reversed.

Accrued post retirement liability. As of December 31, 2005, we recorded an accrued post retirement liability amounting to €2,635.9 million to cover for our unfunded obligations regarding pensions and post retirement healthcare benefits. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our independent actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing (approximately 25 years) of the estimated defined benefit payments. The discount rate premium is determined based on European corporate bonds rated AA. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the; post retirement benefit costs may be materially affected.

Provisions. Provisions are recorded when, at the end of the period, we have an obligation to a third party that is probable or certain to create an outflow of resources to the third party, without at least equivalent return expected from the third party. This obligation may be legal, regulatory and contractual in nature. It may also be derived from our practice or from public commitments having created a legitimate expectation for such third parties that we will assume certain responsibilities.

To estimate the expenditure that we are likely to bear to settle its obligation, our management takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

Contingencies, representing obligations which are neither probable nor certain at the time of drawing up the financial statements, and probable obligations for which the cash outflow is not probable are not recorded. Information about them is presented in the notes to the consolidated financial statements.

Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount provisioned at the closing date.

Revenue and expense recognition from telecommunications services. Revenues from telecommunications services are recognized when rendered. Billings for these services are made on a monthly basis throughout the month. Operating revenues are reported on a gross basis, with the compensation paid to other telecommunications operators being accounted for as operating expenses in the same period the revenue is recognized. Unbilled revenues from the billing cycle are estimated based on the minutes of usage of the period and the prior month’s pattern of traffic revenues, and are accrued at the end of the month.

Unbilled expenses related to telecommunications costs incurred during the period (which primarily consist of interconnection fees paid to other operators) are also estimated based on the traffic information regarding the usage of other operators’ networks during the period and the prior month’s pattern of telecommunications costs.

Differences between estimated and actual unbilled revenues and expenses, which are recognized in the following period, may impact our results of operations in the period that such differences are recorded.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is stated at the estimated amount necessary to cover potential risks in the collection of overdue accounts receivable balances. A determination of the amount of allowances required is made after careful analysis of the evolution of accounts receivable balances, and, in specific cases, our analysis is also based on our knowledge of the financial situation of our customers. The required allowances may change in the future due to changes in economic conditions and our knowledge of specific issues. Future possible changes in recorded allowances would impact our results of operations in the period that such changes are recorded.

Results of Operations

Our operating results reflect the changing patterns in our business described above in “—Overview”. The key changes over the course of 2004 and 2005 include:

•	increasing revenues from Brazilian mobile services and from pay TV and Internet services;

•	decreasing wireline telephone service revenues and domestic mobile services; and

•	a high level of work-force reduction program costs in 2004 and 2005, as we focus on increasing the efficiency of our wireline business.

The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2004 and 2005.

	Year Ended December 31,
	2004		2005
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
CONTINUED OPERATIONS
Operating revenues:
Wireline business	2,144.8	35.9%	(4.4)%	2,050.4	32.1%
Retail	1,374.0	23.0%	(4.2)%	1,315.7	20.6%
Wholesale	360.0	6.0%	(8.9)%	328.1	5.1%
Data and corporate	225.6	3.8%	2.4%	231.0	3.6%
Directories	129.7	2.2%	(7.2)%	120.4	1.9%
Sales	35.5	0.6%	(4.9)%	33.8	0.5%
Other	20.0	0.3%	7.5%	21.5	0.3%
Domestic mobile business	1,462.4	24.5%	(0.5)%	1,455.4	22.8%
Services	1,307.1	21.9%	(0.1)%	1,306.2	20.5%
Sales	149.1	2.5%	4.6%	142.2	2.2%
Other	6.3	0.1%	11.1%	7.0	0.1%
Multimedia business	597.9	10.0%	4.9%	627.4	9.8%
Pay-TV and cable Internet	511.9	8.6%	7.6%	550.7	8.6%
Audiovisuals	85.2	1.4%	(11.2)%	75.7	1.2%
Other	0.8	0.0%	37.5%	1.1	0.0%
Brazilian mobile business	1,599.1	26.8%	27.4%	2,036.9	31.9%
Services	1,425.3	23.9%	21.9%	1,737.8	27.2%
Sales	136.6	2.3%	71.2%	233.8	3.7%
Other	37.3	0.6%	75.1%	65.3	1.0%
Other businesses	163.2	2.7%	31.9%	215.2	3.4%
Services	152.4	2.6%	36.0%	207.2	3.2%
Sales	3.7	0.1%	2.7%	3.8	0.1%
Other	7.1	0.1%	(39.4)%	4.3	0.1%
Total operating revenues	5,967.4	100.0%	7.0%	6,385.4	100.0%

Costs, expenses, losses and income:
Wages and salaries	631.8	10.6%	5.6%	667.3	10.5%
Post retirement benefits	58.8	1.0%	N.A.	(21.6)	(0.3)%
Direct costs	852.0	14.3%	3.4%	881.2	13.8%
Depreciation and amortization	934.9	15.7%	13.3%	1,059.6	16.6%
Costs of products sold	595.8	10.0%	9.5%	652.3	10.2%
Marketing and publicity	159.8	2.7%	15.4%	184.4	2.9%
Support services	203.8	3.4%	13.0%	230.2	3.6%
Maintenance and repairs	141.7	2.4%	10.9%	157.2	2.5%
Supplies and external services	643.5	10.8%	18.2%	760.4	11.9%
Provisions for doubtful receivables, inventories and other	168.8	2.8%	1.6%	171.5	2.7%
Indirect taxes	123.2	2.1%	34.7%	166.0	2.6%
Other operating costs	25.2	0.4%	62.3%	40.9	0.6%
Impairment losses(1)	28.0	0.5%	N.A.	—	—
Workforce reduction program costs	165.6	2.8%	89.8%	314.3	4.9%
Losses on disposals of fixed assets, net	9.2	0.2%	(87.0)%	1.2	—
Other costs	83.6	1.4%	(78.8)%	17.7	0.3%
Income before financial results and taxes	1,141.6	19.1%	(3.4)%	1,102.9	17.3%
Net interest expense	204.9	3.4%	25.7%	257.6	4.0%
Net foreign currency exchange losses (gains)	4.5	0.1%	N.A.	(41.3)	(0.6)%
Net losses (gains) on financial assets	(11.6)	(0.2)%	N.A.	8.8	0.1%
Equity in earnings of affiliated companies	(20.9)	(0.4)%	N.A.	(238.2)	(3.7)%
Net other financial expenses	55.6	0.9%	15.9%	64.5	1.0%
Income before taxes	909.1	15.2%	15.7%	1,051.6	16.5%
Income taxes	210.0	3.5%	83.0%	384.3	6.0%
Net income from continued operations	699.1	11.7%	(4.6)%	667.2	10.4%

	Year Ended December 31,
	2004		2005
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues

Discontinued operations:
Net income from discontinued operations	26.1	0.4%	(16.6)%	21.7	0.3%
Net income	725.2	12.2%	(5.0)%	689.0	10.8%

Attributable to:
Minority interests (2)	102.0	1.7%	(65.7)%	35.0	0.5%
Equity holders of the parent	623.2	10.4%	4.9%	654.0	10.2%

(1)	We recorded an impairment loss on the goodwill of the Audiovisuals unit of PT Multimédia in 2004, calculated as the difference between the carrying value and management’s estimates of the recoverable amount based on the discounted cash flows from this business. See Note 30 to our audited consolidated financial statements.
(2)	In 2004, income applicable to minority interests primarily included 50% of the share of minority shareholders of Vivo’s subsidiaries in their corresponding income (€37.8 million) and the share of minority shareholders in the income of PT Multimédia (€52.0 million) and Cabo Verde Telecom (€7.1 million). In 2005, income applicable to minority interest primarily included 50% of the share of minority shareholders of Vivo’s subsidiaries in their income (negative €11.0 million) and the share of minority shareholders in the income of PT Multimédia (€33.9 million) and Cabo Verde Telecom (€8.2 million).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenues

Our operating revenues increased to €6,385.4 million in 2005 from €5,967.4 million in 2004, an increase of 7.0%, primarily reflecting the higher contribution from Vivo (which was primarily due to the appreciation of the Real during 2005) and, to a lesser extent PT Multimédia and other businesses. Although the contribution from Vivo increased 27.4% to €2,036.9 million in 2005 from €1,599.1 million in 2004, in local currency terms our proportion of Vivo’s revenues increased by 6.5% to R$6,193.5 million in 2005 from R$5,814.0 million in 2004. The increase in revenues from the Vivo, PT Multimédia and other businesses more than offset a 4.4% decrease in contribution of our wireline business to €2,050.4 million in 2005 from €2,144.8 million in 2004 (primarily due to decreases in both retail and wholesale revenues) and a 0.5% decrease in contribution of our domestic mobile business to €1,455.4 million in 2005 from €1,462.4 million in 2004. The reasons for these changes are explained in more detail below.

We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

Wireline Business. The table below sets forth the operating revenues from our wireline business in 2004 and 2005.

	2004	2005	% Change
	(EUR Millions)
Wireline Operating Revenues (Stand-Alone)
Retail:
Fixed charges	668.5	679.8	1.7%
Traffic revenues	588.4	473.6	(19.5)%
ADSL retail	99.9	150.6	50.8%
ISP and other	22.7	14.8	(34.6)%

Total retail	1,379.4	1,318.8	(4.4)%

Wholesale:
Traffic revenues	247.9	216.9	(12.5)%
Leased lines	164.4	165.5	0.6%
Other	64.0	75.3	17.7%

Total wholesale	476.4	457.7	(3.9)%

Data and corporate:
Data communications	102.3	110.8	8.3%
Leased lines	48.7	32.4	(33.4)%
Network management and outsourcing	20.1	26.1	30.1%
Other	71.0	75.5	6.4%

Total data and corporate	242.0	244.9	1.2%

Other wireline services:
Other services and operating revenues	35.7	29.8	(16.4)%
Sales of telecom equipment	36.1	34.2	(5.4)%
Telephone directories	129.7	120.4	(7.2)%
Portals	5.8	7.8	35.2%

Total other wireline services	207.3	192.2	(7.3)%

Total	2,305.2	2,213.6	(4.0)%

Retail. Retail revenues decreased 4.4% to €1,318.8 million in 2005 from €1,379.4 million in 2004. This decrease occurred primarily because of a decrease in traffic revenues due to (1) decreases in call volume as a result of the continuing trend among customers to use mobile services instead of fixed line services and competition from other wireline providers, and (2) the continuing downward trend in prices for domestic and international fixed line calling prices. The decrease in volume is illustrated by the decrease in PSTN and ISDN lines to 3,769 thousand as of December 31, 2005 from 3,948 thousand as of December 31, 2004. Of those lines, 575 thousand lines were being used by customers of our wireline competitors through carrier pre-selection as of December 31, 2005, an increase of 18.5% from 485 thousand lines as of December 31, 2004. In addition, a decrease in the regulated fixed-to-mobile interconnection tariffs had a negative impact of €23 million on retail traffic revenues in 2005. The decreases in fixed line traffic and prices in recent years are described further in “Item 4—Information on the Company—Our Businesses—Wireline Business—Traffic” and “—Retail”. The number of pricing plans in use by our customers increased significantly to 1,795 thousand in 2005 from 947 thousand in 2004, contributing to an increase in revenues from fixed charges. However, the growing percentage of flat rate pricing plans contributed in part to the decrease in traffic revenues.

The decrease in traffic revenues was partially offset by a 50.8% increase in ADSL retail revenues to €150.6 million in 2005 from €99.9 million in 2004. ADSL retail lines increased to 585 thousand lines as of December 31, 2005 from 382 thousand lines as of December 31, 2004 as increasing numbers of customers switched to ADSL service from dial-up Internet service.

Wholesale. Wholesale revenues decreased by 3.9% to €457.7 million in 2005 from €476.4 million in 2004. This decrease is primarily explained by the decrease in traffic revenues due to the decrease in the price of international mobile interconnection and the decrease in transit traffic. Domestic and international revenue per minute for calls terminated on our network, which are recorded as wholesale revenues, declined 10.1% and 18.1%, respectively, in 2005. Wholesale revenues also were affected by decrease in wholesale Internet traffic as reflecting the increasing switch to broadband from dial-up service, as well as the other decreases in traffic described in “Item 4—Information on the Company—Our Businesses—Wireline Business—Wholesale—Traffic”.

Data and Corporate. Data and corporate revenues increased by 1.2% to €244.9 million in 2005 from €242.0 million in 2004, primarily due to increases in revenues from data communications resulting from improvements in the quality and breadth of services provided and due to increases in revenues from network management and outsourcing, including online back-up security solutions and long-term outsourcing contracts. We also introduced a series of pricing plans to stimulate use of our services by small and medium-sized businesses. Without giving effect to the one-time impact of the Euro 2004 soccer championship, data and corporate revenues would have increased at a higher rate for the reasons described above. See “Item 4—Information on the Company—Our Businesses—Wireline Business—Data and Corporate”.

Domestic Mobile Business. The table below sets forth the operating revenues from our domestic mobile business in 2004 and 2005.

	2004	2005	% Change
	(EUR Millions)
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,087.3	1,116.3	2.7%
Interconnection	359.0	287.3	(20.0)%
Sales	153.3	146.3	(4.5)%
Other operating revenues	6.7	7.1	5.4%

Total	1,606.3	1,557.1	(3.1)%

Operating revenues from our domestic mobile business decreased by 3.1% to €1,557.1 million in 2005 from €1,606.3 million in 2004, primarily as a result of the impact of lower interconnection rates (both fixed-to-mobile and mobile-to-mobile) set by ANACOM in 2005. Interconnection rates declined by an average of 23.5% in 2005 and contributed to €82 million of the decrease in revenues from interconnection. The increase in revenues from customer billing (due to growth in the number of postpaid customers and revenues from data) was not sufficient to offset the effect of lower interconnection revenues. Although the number of TMN’s active mobile telephone cards increased 5.1% in 2005, many of the new additions were customers of our low-cost Uzo service, and revenues from customer billings therefore increased less than the number of active mobile phone cards. We estimate that TMN’s revenues per active mobile telephone card decreased by 6.8% in 2005 to an average of approximately €22.8 per month, compared to €24.5 per month in 2004, and average revenue per minute decreased 7.3%, in each case primarily due to the decrease in interconnection rates. The effect of lower interconnection fees on average revenues per active mobile telephone card was partially offset by the increase in use of non-SMS data services, such as ring tones, screen savers, games and other downloads. Revenues from sales of handsets decreased 4.5% to €146.3 million in 2005 from €153.3 million in 2004.

Multimedia Business. The table below sets forth the operating revenues from our multimedia business in 2004 and 2005.

	2004	2005	% Change
	(EUR Millions)
Multimedia Operating Revenues (Stand-Alone)
Pay TV and Cable Internet	513.2	551.7	7.5%
Audiovisuals	84.9	75.8	(10.8)%
Other operating revenues	0.7	1.0	58.9%

Total	598.8	628.5	5.0%

Operating revenues from our multimedia business increased by 5.0% to €628.5 million in 2005 from €598.8 million in 2004. This increase was primarily due to growth in Pay TV and cable Internet revenues, which increased 7.7% in 2005, due to the continuing popularity of PT Multimédia’s Pay TV and broadband internet offers, price increases in Pay TV and a steady increase in broadband penetration of the Pay TV customer base. Average monthly revenue per customer in the Pay TV business increased by 8.5% to €27.6 in 2005 from €25.4 in 2004. Revenues from the audiovisuals business decreased 10.8% in 2005 to €75.8 million from €84.9 million 2004 due to lower attendance rates in the cinema exhibition business stemming from the continuing effects of growth in the DVD market, as well as a lower number of blockbuster movies in 2005.

Brazilian Mobile Business. The table below sets forth the operating revenues from our Brazilian mobile business in 2004 and 2005 in both Euros and Reais.

	2004	2005	% Change	2004	2005	% Change
	(EUR Millions)		(R$ Millions)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	1,425.3	1,737.8	21.9%	10,364.2	10,567.8	2.0%
Sales	136.6	233.8	71.2%	993.0	1,422.0	43.2%
Other operating revenues	37.3	65.3	75.1%	270.9	397.2	46.6%

Total	1,599.1	2,036.9	27.4%	11,628.1	12,387.1	6.5%

Operating revenues from our Brazilian mobile business increased 27.4% to €2,036.9 million in 2005 from €1,599.1 million in 2004, primarily due to appreciation of the Brazilian Real. In local currency terms, operating revenues increased 6.5%, primarily due to increased sales of handsets stemming from a higher proportion of high-end handsets sold and the increase in the price of entry-level handsets and, to a lesser degree, an increase in service revenues. In general, the increase in mobile usage charges due to an increase in the customer base (especially of prepaid customers) more than offset (1) a decrease in revenues from interconnection charges due to the effects of the trend toward mobile-to-mobile calls (which were subject to lower interconnection charges than fixed-to-mobile calls) and the effects of the partial “Bill & Keep” interconnection regime and (2) a decrease in monthly subscription charges, as the trend toward prepaid service in a highly competitive environment continued. The average revenue per user per month in 2005 was R$28.7, as compared to R$32.8 in 2004, primarily due to the increasing proportion of prepaid customers and the lower interconnection charges applicable to mobile-to-mobile calls. See “Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business”.

Other Businesses. Operating revenues from our other businesses contributed €215.2 million to our consolidated operating revenues in 2005, an increase of 32.5% from €162.4 million in 2004. This increase was primarily due to the increase in revenues recorded by Mobitel (a call center company in Brazil), PT Inovação (R&D consultancy) and PT Contact (call centers in Portugal). The increase in Mobitel’s revenues, however, were significantly affected by the appreciation of the Real. The contribution of Mobitel’s operating revenues to our consolidated operating revenues increased 60.2% to €51.7 million in 2005 from €32.3 million in 2004 but increased 34.0% in local currency terms to R$157.3 million in 2005 from R$117.4 million in 2004.

Costs, Expenses, Losses and Income

As explained in more detail below, our costs increased in 2005 due to, among other factors, the appreciation of the Real against the Euro and higher commercial activity across all businesses. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

Wages and Salaries. Wages and salaries, including employee benefits and social charges, increased 5.6% to €667.3 million in 2005 from €631.8 million in 2004. This increase was primarily due to the effect of the incorporation of 5,460 additional employees by Mobitel, although the effect on our consolidated financial statements was exacerbated by the appreciation of the Real. Wages and salaries at Mobitel increased 72.9% in local currency terms, but the contribution of Mobitel’s wages and salaries to our consolidated wage and salaries increased 106.7% to €64.8 million in 2005 from €31.3 million in 2004. These increases in wage and salary expenses at Mobitel and at Vivo were partially offset by a 3.3% decrease in wages and salaries in our wireline business.

Post Retirement Benefits. We recorded a €21.6 million gain from post retirement benefits in 2005, compared to post retirement benefit expenses of €58.8 million in 2004, primarily due to changes made by the Portuguese government in the vested rights under our defined benefit plan, namely (1) the change in the retirement age in Portugal (which had a positive impact of approximately €110 million) and (2) changes in the method of calculating the pension of an employee upon retirement, which is now computed based on the average of the last three years of salary instead of the last salary (which had a positive impact of approximately €27 million). In 2004, our post retirement benefit expenses were partially offset by a prior years service gain in the amount of approximately €67 million related to a decrease in the percentage of the last salary prior to retirement (from 100% to 90%) used to calculate pensions. Our interest costs on our post retirement obligations increased to €229.1 million in 2005 from €212.9 million in 2004, but the expected return fund the assets of the funds that cover a portion of our liabilities for post retirement benefit obligations increased to €(139.0) million in 2005 from €(111.1) million in 2004 due to our €300 million contribution to a new autonomous fund we established in 2005. Our interest costs net of our expected return on fund assets, therefore, decreased €12 million in 2005. See Note 9.2 to our audited consolidated financial statements. Excluding the effect of this extraordinary contribution, our net interest costs would have increased due to the increase in our post retirement benefit obligations as a result of further workforce reductions in our wireline business. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under “—Workforce Reduction Program Costs” below.

Direct Costs. Direct costs increased by 3.4% to €881.2 million in 2005 from €852.0 million in 2004. This increase was primarily due to a 1.5% increase in telecommunications costs, which are the main component of direct costs, to €562 million in 2005. These telecommunications costs include the interconnection fees we pay to other operators for calls terminated on their networks in our wireline and mobile businesses. Increases in telecommunications costs at Vivo, due in part to the appreciation of the Real against the Euro (which had an effect of approximately €37 million) were partially offset by lower telecommunications costs in our wireline and mobile businesses due to lower wireline traffic volumes and lower mobile-to-mobile interconnection rates affecting our domestic mobile business. In local currency, Vivo’s telecommunications costs increased by 26.5% in 2005 as a result of higher traffic volumes. In our multimedia business, direct costs consist primarily of the costs of cable television programming. These programming costs increased 10.0% in 2005 to €140 million in 2005, primarily as a result of the launch of our Funtastic Life digital package in the Pay-TV business.

Depreciation and Amortization. Depreciation and amortization costs increased 13.3% to €1,059.6 million in 2005 from €934.9 million in 2004. This increase was primarily due to the increase of €104.2 million in the contribution of Vivo to our consolidated depreciation and amortization. This increase was primarily due to the impact of the Real appreciation against the Euro (which had an effect of approximately €64 million) and to the allocation of goodwill generated in the tender offers for additional shares of the Vivo subsidiaries in October 2004 to an intangible asset (the telecommunication licenses held by these companies) that is being amortized over the remaining period of those licenses.

Costs of Products Sold. The costs of products sold increased by 9.5% to €652.3 million in 2005 from €595.8 million in 2004. This increase was primarily due to the appreciation of the Real against the Euro (which had an effect of approximately €70 million) and to increased sales of handsets by our domestic mobile business, partially offset by decreases in the costs of products sold in our wireline and multimedia businesses. In local currency, Vivo’s costs of products sold decreased 7.1% to R$2,557.1 due to the decrease in gross additions of customers.

Marketing and Publicity. Marketing and publicity costs increased 15.4% to €184.4 million in 2005 from €159.8 million in 2004. This increase was primarily due to a higher expenses for marketing and promotional activities in the highly competitive mobile service markets of Vivo and, to a lesser degree, TMN. The appreciation of the Real against the Euro exacerbated the effect of Vivo’s higher spending on our consolidated marketing and publicity expenses. Vivo’s marketing and publicity expenses increased 27.5% in local currency terms, but Vivo’s contribution to our consolidated marketing and publicity expenses increased 52.5% to €87.0 million in 2005 from €57.1 million in 2004.

Support Services. Support services increased 12.9% to €230.2 million in 2005 from €203.8 million in 2004, primarily due to increases at Vivo and in our wireline business as a result of the outsourcing of certain additional functions and higher call center costs related to increased commercial activity. The appreciation of the Real against the Euro exacerbated the effect of Vivo’s higher expenses on our consolidated support services expenses. Vivo’s support services expenses increased 22.7% in local currency terms, but Vivo’s contribution to our consolidated support services expenses increased 33.0% to €94.8 million in 2005 from €71.3 million in 2004.

Maintenance and Repairs. Maintenance and repairs increased 10.9% to €157.2 million in 2005 from €141.7 million in 2004 due to increases in maintenance expenses at Vivo and in our multimedia business, partially offset by decreases in such expenses in our wireline and domestic mobile businesses.

Supplies and External Services. Supplies and external services increased 18.2% to €760.4 million in 2005 from €643.5 million in 2004, primarily due to increases in sales commissions at TMN and Vivo due to increased commercial activity. The appreciation of the Real against the Euro exacerbated the effect of Vivo’s higher expenses on our consolidated supplies and external services expenses. Vivo’s expenses increased 19.5% in local currency terms, but Vivo’s contribution to our consolidated supplies and external services expenses increased 41.3% to €267.5 million in 2005 from €189.3 million in 2004.

Provisions for Doubtful Receivables, Inventories and Other. Provisions for doubtful receivables, inventories and other increased 1.6% to €171.5 million in 2005 from €168.8 million in 2004. This increase was primarily due to an increase of €92.6 million in Vivo’s contribution to this consolidated cost item, as a result of increases in provisions for doubtful receivables relating to certain calls not acknowledged by our customers and the impact of the appreciation of the Real against the Euro (which had an effect of approximately €24 million). See “Item 3—Key Information—Risk Factors—Improper use of Vivo’s network can adversely affect its costs and results of operations”. This increase in provisions for doubtful receivables at Vivo was partially offset by a reduction in provisions in the wireline business, including the reversal of a provision for a receivable from Angola Telecom (€23 million) that was received in the period and the reduction of a provision recorded in 2004 to cover risks associated with the cancellation of certain contracts (€30 million). The reduction in the latter provision resulted from positive developments in the negotiations for the settlement of these contracts.

Indirect Taxes. Indirect taxes increased 34.7% to €166.0 million in 2005 from 123.2 million in 2004, primarily due to increased expenses at Vivo for FISTEL fees (Fundo de Fiscalização das Telecomunicações), a Brazilian federal tax applicable to telecommunications transmission equipment. Such expenses increased by €35 million, of which €18 million was related to the appreciation of the Real against the Euro.

Workforce Reduction Program Costs. Workforce reduction program costs increased 89.8% to €314.3 million in 2005 from €165.6 million in 2004 in connection with the reduction of the workforce at our wireline business by 1,272 employees in 2005. See “—Liquidity and Capital Resources—Post Retirement Benefits” for a description of these reductions.

Other Costs. Other costs amounted to €18.8 million in 2005, compared to €92.8 million in 2004. This decrease is primarily due to the following costs recorded in 2004: (1) a provision of €26 million in the Pay TV business related to the dismantling of the analog network, (2) a provision amounting to €12 million for tax contingencies at PT Multimédia and (3) an expense of €10 million incurred in the wireline business for the settlement of a litigation case with DECO, the Portuguese consumer association, as described in greater detail in “Item 8—Financial Information—Legal Proceedings”.

Financial Income and Expenses

Net Interest Expenses. Net interest expenses increased 25.7% to €257.6 million in 2005 from €204.9 million in 2004. In 2005, net interest expenses related to our debt excluding Brazil increased 30.0% to €156.0 million in 2005 as a result of the increase in average net debt in the period, in view of, among other things, contributions to fund pension and healthcare post retirement obligations and working capital requirements, and taking into account higher cash balances following financings in 2005, in part to repay the Eurobonds due in February 2006. In 2005, Vivo’s contribution to our interest expenses increased 19.8% to €101.7 million in 2005 from €84.9 million in 2004 due primarily to the appreciation of the Real against the Euro during the period and higher CDI levels. In local currency, Vivo’s interest expenses increased 0.2% during the period. Our net interest expenses in 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 6.6%. Our net interest expenses for our Portuguese businesses represented an average cost of debt of approximately 4.7% in 2005.

Net Foreign Currency Exchange Losses (Gains). We had net foreign currency gains of €41.3 million in 2005, compared to net foreign currency losses of €4.5 million in 2004, primarily as a result of the evolution of the Real/Dollar and Euro/Dollar exchange rates over the period. The gains recorded in 2005 are mainly related to (1) the appreciation of the Real against the U.S. dollar, which led Vivo to record gains in connection with its U.S. dollar-denominated debt not swapped into Reais and (2) the depreciation of the Euro against the U.S. Dollar, which generated gains in connection with the inter-company loans (denominated in U.S. dollars) granted to Vivo in previous years that were fully repaid by the end of 2005.

Net Losses (Gains) on Financial Assets. We recorded net losses on financial assets of €8.8 million in 2005, compared to net gains on financial assets of €11.6 million in 2004. This line item primarily includes gains and losses on derivative contracts, namely (1) equity swap contracts for PT Multimédia shares (which produced a net gain of €26 million in 2005, compared to €54 million in 2004), (2) foreign exchange derivatives of Vivo (which produced net losses of €50 million in 2005, compared to net losses of €34 million in 2004) and (3) foreign exchange derivatives of Portugal Telecom (which produced net gains of €14 million in 2005, compared to net losses of €12 million in 2004).

Equity in Earnings of Affiliated Companies. Equity in earnings of affiliated companies amounted to €238.2 million in 2005, compared to €20.9 million in 2004. This increase occurred primarily due to (1) the gain of €174 million related to the restructuring of Portugal Telecom’s investment in UOL and the subsequent disposal of a portion of the investment (16%) following the initial public offering of that company in Brazil in December 2005, as described in more detail in Note 28 to our audited consolidated financial statements, and (2) an increase in the earnings of Unitel (from €17 million to €51 million), CTM (from €11 million to €16 million) and Médi Télécom (from €(6) million to €3 million).

Net Other Financial Expenses. Net other financial expenses increased 15.9% to €64.5 million in 2005 from €55.6 million in 2004 and include banking services expenses, commissions, financial discounts and other financing costs. The increase in 2005 is primarily due to operations in Brazil (including €3 million due to the appreciation of the Real against the Euro), namely in connection with the disposal of a portion of the investment in UOL and expenses relating to the corporate reorganization of Vivo that was completed in the first quarter of 2006.

Income Taxation

Income taxes increased 83.3% to €384.3 million in 2005 from €210.0 million in 2004. This increase was primarily due to the recognition in 2004 of a deferred tax asset of €104 million in connection with tax losses carried forward at PT Multimédia. Other than the effect of this deferred tax asset, our effective tax rate increased from 34.6% in 2004 to 36.5% in 2005, mainly as a result of the increase in net losses at certain Vivo subsidiaries during the period that did not generate corresponding tax credits that could be used to lower our income tax expenses for the period.

Net Income From Continued Operations

For the reasons described above, net income from continuing operations decreased 4.6% to €667.2 million in 2005 from €699.1 million in 2004.

Discontinued Operations

Discontinued operations reflect the results of companies that have been disposed of during the reportable periods, and the after-tax gains obtained with the sale of these investments. Due to the announced disposal of Lusomundo Serviços (PT Multimédia’s media business) and PrimeSys in 2005, these businesses were reported as discontinued operations in the consolidated statement of income for the years 2004 and 2005 in accordance with IFRS. The earnings of these companies were included in discontinued operations until the effective date of the disposals, which were concluded on August 25, 2005 in the case of Lusomundo Serviços and on November 25, 2005 in the case of PrimeSys. In 2005, this line item includes a gain of €16.8 million from the sale of Lusomundo Serviços and a gain of €4.0 million from the sale of PrimeSys. In 2004, discontinued operations include the earnings of Lusomundo Serviços and PrimeSys for the full year, the earnings of Mascom until September 7, 2005 (the date of effective disposal of that company) and a gain of €23.4 million related to the sale of Mascom.

Net Income (before minority interests)

Net income (before minority interests) decreased 5.0% to €689.0 million in 2005 from €725.2 million in 2004 for the reasons described above.

Net income (before minority interests) from our wireline business increased 9.5% to €326.1 million in 2005 from €297.8 million in 2004, due to decreases in direct costs, post retirement benefit expenses, provisions for doubtful receivables and other factors, partially offset by the effects of lower operating revenues and a significant increase in workforce reduction program costs. Net income (before minority interests) from our domestic mobile business decreased 13.9% to €337.0 million in 2005 from €391.1 million in 2004 due to decreases in interconnection revenues, increases in the cost of products sold and supplies and external services, and other factors. Net losses (before minority interests) from our Brazilian mobile business increased to €(134.0) million in 2005 from €(8.5) million in 2004, where increases in expenses from depreciation and amortization, supplies and external services, provisions for doubtful receivables, direct costs and other expenses more than offset increases in operating revenues, in each case exacerbated by the effect of the appreciation of the Real against the Euro. Net income from continuing operations (before minority interests) of our multimedia business decreased 19.5% to €99.4 million in 2005 from €123.4 million in 2004, primarily due to the absence in 2005 of deferred tax assets in the amount of €104 million recognized in 2004.

Net Income Attributable to Minority Interests

Net income attributable to minority interests in 2005 amounted to €35.0 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo’s subsidiaries (negative €11.0 million) and to the share of minority shareholders in the net income of PT Multimédia (€33.9 million) and Cabo Verde Telecom (€8.2 million). In 2004, net income attributable to minority interests amounted to €102.0 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo subsidiaries (€37.8 million), and to the share of minority shareholders in the net income of PT Multimédia (€52.0 million) and Cabo Verde Telecom (€7.1 million).

Net Income Attributable to Equity Holders of the Parent

For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased by 4.9% to €654.0 million in 2005 from €623.2 million in 2004.

Basic earnings per ordinary and A share from total operations in 2005 increased to €0.58 in 2005 from €0.53 in 2004 on the basis of 1,128,856,500 shares issued at December 31, 2005 and 1,166,485,050 shares issued at December 31, 2004.

Liquidity and Capital Resources

Overview

Our principal capital requirements relate to:

•	funding our operations;

•	capital expenditures on our network infrastructure, information systems and other investments, as well as acquisitions of interests in other telecommunications companies (see “—Capital Investment and Research and Development” and “—Contractual Obligations and Off-Balance Sheet Arrangements” below);

•	repayments and refinancing of our indebtedness (see “—Indebtedness” below);

•	dividend payments and purchases of Portugal Telecom shares; and

•	funding of post retirement benefits, including the autonomous fund we created in 2005 to finance our post retirement healthcare benefit obligations (see “—Post Retirement Benefits” below).

Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments increased 100.8% to €3,911.8 million as of December 31, 2005 from €1,948.5 million as of December 31, 2004 as we obtained additional long-term debt to provide the cash necessary to repay certain of our debt that matured in early 2006 and for general corporate purposes. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

The table below sets forth a breakdown of our cash flows for the years ended December 31, 2004 and 2005.

	2004	2005
	(EUR Millions)
Cash flow from operating activities	1,958.9	1,392.3
Cash flow used in investing activities	185.5	(1,910.7)
Cash flow used in financing activities	(1,958.2)	590.2

Total	186.2	71.7

Cash Flow From Operating Activities. Cash flows from operating activities and used in operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments of post retirement benefits activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel, the corporate entity that holds the joint venture’s interests in Vivo. A proposal by the managing board of Brasilcel for the payment of dividends or other distributions requires the approval of Brasilcel’s supervisory board and Brasilcel’s shareholders. Because of the composition of Brasilcel’s supervisory board and the 50% interest of each party in the joint venture, it will effectively be necessary for Telefónica Móviles and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See “Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica”.

Net cash flow from operating activities decreased by 28.9% to €1,392.3 million in 2005 from €1,958.9 million in 2004. This decrease was primarily due to a €421.4 million increase in payments to suppliers, a €401.2 million increase in payments relating to post retirement benefits (including the €300.0 million contribution to the autonomous fund we created in 2005 to finance our healthcare benefit obligations) and other payments, which more than offset a €422.4 million increase in collections from customers.

Cash Flow Used in Investing Activities. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures for telecommunications equipment and investments in other companies. Cash flows from investing activities include dispositions of investments in associated companies and property, plant and equipment, as well as interest and related income on investments.

Net cash used in investing activities increased to €1,910.7 million in 2005 from net cash receipts of €185.5 million in 2004. This increase was primarily due to (1) the increase in cash payments, net of cash receipts, from short-term financial applications, primarily as a result of the refinancings done in 2005, which were partially used in 2006 to repay a Eurobond maturing in February 2006, and (2) a €151.3 million increase in payments for investments in tangible assets reflecting an increase in capital expenditures on our network infrastructure and information systems. The increase in net cash used in investing activities was partially offset by the increase in cash receipts from dispositions of investments, including €173.8 million from the sale of Lusomundo Media, €101.8 million from the sale of PrimeSys and €85.6 million from the sale of an interest in UOL, and a decrease in payments relating to investments, especially a €222.5 million decrease in payments relating to Vivo due to the absence in 2005 of payments to finance the tender offers for additional shares of the Vivo subsidiaries completed in October 2004.

Cash Flows Used In Financing Activities. Cash flows used in financing activities include borrowings and repayments of debt and payments of dividends to shareholders.

Net cash receipts from financing activities amounted to €590.2 million in 2005, compared to net cash payments of €1,958.2 in 2004. In 2005, cash flows from loans obtained, net of cash payments to repay loans, amounted to €1,951.0 million and primarily reflected (1) €2 billion in Eurobonds issued by our subsidiary PT Finance in 2005, (2) €250 million in two new loans obtained from the European Investment Bank (EIB) and €585.0 million in repayments of the floating rate notes issued by PT Finance in December 2001. In 2004, cash payments to repay loans, net of cash flows from loans obtained, amounted to €726.8 million and primarily reflected (1) repayments of the exchangeable bonds issued in June 1999 in the amount of €450.5 million and (2) the repayment of the PT/97 bond issued in 1997 in the amount of €124.7 million.

In 2005, dividend payments increased 49.9% to €445.4 million. See Note 41(f) to our audited consolidated financial statements. In addition, our acquisitions of our own shares decreased 31.3% to €340.5 million, as described more fully in Note 38.3 to our audited consolidated financial statements.

Indebtedness

Our total consolidated indebtedness increased 37.4% to €7,584.2 million at the end of 2005, compared with €5,521.7 million at December 31, 2004, primarily because we obtained additional long-term debt to provide the funds necessary to repay certain of our debt that matured in early 2006 and for general corporate purposes, taking advantage of favorable interest rates and credit spreads in 2005. Our cash and cash equivalents increased 38.3% to €612.2 million as of December 31, 2005 from €442.8 million as of December 31, 2004, and our short-term investments increased 119.1% to €3,299.6 million as of December 31, 2005 from €1,505.8 million as of December 31, 2004, primarily from the proceeds of this increased indebtedness.

The composition of our indebtedness also changed in 2005, with medium- and long-term loans decreasing from 70.6% to 68.1% of our total indebtedness because of the approaching maturity of a eurobond in the amount of €900 million that was due in February 2006 (and has since been repaid) and the exchangeable bonds in the amount of €390 million that will mature in December 2006. However, the average maturity of our debt portfolio was extended as a result of the long-term bonds issued in 2005 in the amount of €2 billion.

In the table below, we have presented the composition of our consolidated indebtedness as of December 31, 2004 and 2005.

	As of December 31,
	2004		2005
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term	1,622.4	29.4	2,415.6	31.9
Exchangeable bond loans	—	—	390.3	5.1
Bond loans	585.0	10.6	899.5	11.9
Bank loans	480.4	8.7	407.8	5.4
Other loans	338.0	6.1	589.7	7.8
Liability with equity swaps on own shares	189.8	3.4	102.0	1.3
Financial leasings	29.2	0.5	26.2	0.3

Medium- and long-term	3,899.3	70.6	5,168.6	68.1
Exchangeable bond loans	386.9	7.0	—	—
Other bond loans	1,848.2	33.5	2,955.8	39.0
Bank loans	1,373.4	24.9	1,956.1	25.8
Other loans	90.6	1.6	31.2	0.4
Financial leasings	200.2	3.6	225.5	3.0

Total indebtedness	5,521.7	100.0	7,584.2	100.0

Cash and cash equivalents	442.8	8.0	612.2	8.1
Short-term investments	1,505.8	27.3	3,299.6	43.5

	3,573.2	64.7	3,672.5	48.4

Maturity. Of the total indebtedness outstanding as at December 31, 2005, €2,415.6 million is due before the end of December 2006. The remaining €5,168.6 million is medium- and long-term debt. The average maturity of our debt is 9.2 years.

Interest Rates. As at December 31, 2005, 66.6% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds we issued in 2005 and the repayment in February 2005 of €585 million in aggregate principal amount of floating rate notes.

Credit Ratings. Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Last Update	Outlook

Moody’s	Baa1	March 8, 2006	Under review for possible downgrade

Standard & Poor’s	BBB+	March 8, 2006	Credit watch with negative implications

Moody’s and Standard & Poor’s downgraded our credit ratings on March 8, 2006 as a result of our announcement that we are conditionally stepping up our shareholder remuneration policy for the period through 2008.

We have four loans from the European Investment Bank (EIB) totaling €379 million as of December 31, 2005 that contain a provision under which the EIB has the right to require us to provide a guarantee acceptable to EIB in the event our ratings are downgraded to BBB+/Baa1. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we fail to provide EIB the required guarantee, the EIB has the right to accelerate the repayment of the loans. We began to renegotiate these provisions with the EIB in October 2005. After our ratings downgrade, we completed the negotiation with the EIB and have been notified by the EIB that they will not require us to deliver a guarantee. The EIB has stated that it will accept the BBB+/Baa1 ratings and has asked us to increase the spread on these loans by between 2 and 12 basis points (depending on the loans), which will increase our interest expenses. However, we have not yet formalized this agreement with the EIB. See “Item 3—Key Information—Risk Factors—Our Recent Ratings Downgrade and Any Future Downgrades May Impair Our Ability to Obtain Financing and May Significantly Increase Our Cost of Debt”.

Debt Instruments and Repayment and Refinancing of Indebtedness. Set forth below is a brief description of certain of our debt instruments. See Note 32 to our audited consolidated financial statements for more information.

•	Global Medium-Term Note Program. We have established a global medium-term note program providing for the issuance of bonds in an amount of up to €5 billion. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. On April 7, 1999, we issued €1 billion in bonds under the program at a fixed interest rate of 4.625% per annum. These bonds mature in 2009. In February 2001, we issued another €1 billion in notes under the program at a fixed interest rate of 5.75%. These bonds were repaid at maturity in February 2006. On November 16, 2001, we issued €600 million in notes under the program at a floating rate of 0.75% over the Euro interbank offered rate. These bonds matured in February 2005. During 2002 and 2003, we repurchased a portion of these bonds, which we cancelled in 2004. As of December 31, 2005, the outstanding amounts of the bonds maturing in 2006 and 2009 were €900 million and €880 million, respectively.

On March 24, 2005, we issued €1 billion in bonds under our global medium-term note program at a fixed interest rate of 3.75% per annum, maturing in 2012. On the same day, we issued €500 million in bonds under the same program at a fixed interest rate of 4.375% per annum, maturing in 2017. On June 16, 2005, we issued €500 million in bonds under the same program at a fixed interest rate of 4.5% per annum, maturing in 2025.

•	Exchangeable Bonds. On December 6, 2001, we issued €550 million in exchangeable bonds. These bonds carry an interest rate of 2% per annum and mature in December 2006. They may be converted into an aggregate of 44,360,205 ordinary shares of Portugal Telecom at a price of €12.40 per share. As of December 31, 2005, the amount of these bonds outstanding, after the cancellation of €159.7 million of these bonds that we repurchased in the market during 2002, 2003 and 2004, was €390.3 million.

•

Multi-Currency Revolving Credit Facilities. In July 2001, we entered into a three-year syndicated loan that amounted to €510 million. The proceeds from this loan and from the bonds issued in 2001 under our global medium term note program were used to restructure the debt of Telesp Celular and

Global Telecom. In January 2003, we cancelled this syndicated loan, and in February 2003, we entered into a bilateral multi-currency revolving credit facility that amounted to €500 million, maturing in 2005. In 2004 and 2005, we renegotiated the terms of this facility. The spread over Euribor was reduced and the maturity was extended so that 50% of the loan is payable in 2009 and the remainder in 2010.

In 2004, we entered into three bilateral multi-currency revolving credit facilities totaling €400 million: one in June 2004 amounting to €150 million and with a maturity of four years; the second in October 2004 amounting to €100 million and with a maturity of three years; and a third in October 2004 amounting to €150 million and with a maturity of three years and six months. In 2005, the maturity of the June 2004 €150 million multi-currency credit facility and the €100 million multi-currency credit facility was extended for two additional years.

As of December 31, 2005, we had borrowed a total of €575 million under these four bilateral credit facilities described above.

•	EIB Loans. We have several loans from the European Investment Bank (EIB) in the aggregate amount of €787.3 million as of December 31, 2005. These include (1) loans in the aggregate amount of €36 million bearing an average fixed interest rate of 3.91% per annum and maturing on various dates from 2006 to 2008, (2) loans in the aggregate amount of €691.7 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 4.32% and maturing on various dates in each year from 2006 to 2010 and thereafter and (3) loans in the aggregate amount of US$63.8 million (equivalent to €54.1 million using the Euro/U.S.dollar exchange rate at year-end), maturing in equal installments of US$10.6 million beginning in 2006, whose U.S. dollar principal and floating U.S. dollar interest rate have been swapped for Euro principal and floating Euro interest rate obligation at a spread of 0.05% over the Euro interbank offered rate, generating exchange losses of €5.8 million as of December 31, 2005 (also part of our indebtedness). See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” for more information.

•	Commercial Paper. We have in place domestic commercial paper programs totaling €875 million, under which, as of December 31, 2005, there was indebtedness of €574.8 million outstanding.

•	Vivo Indebtedness. Our indebtedness includes bank loans in the Euro equivalent of €914.7 million as of December 31, 2005 (using the Euro/Real exchange rate at year-end), representing 50% of the outstanding indebtedness of the Vivo subsidiaries under various bank loans, since we proportionally consolidate the assets and liabilities of Vivo. Our indebtedness also includes 50% of bonds issued by TCP on August 1, 2003 in the principal amount of R$500 million with a maturity of five years and an interest rate of 104.4% of the CDI rate per annum. Our indebtedness also includes €34.5 million in indebtedness of the Vivo subsidiaries to BNDES, the Brazilian development bank, representing 50% of the outstanding indebtedness under those facilities at the Euro/Real exchange rate at year-end.

Covenants. Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of the date hereof, the main covenants are as follows:

•	Credit rating. If, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, Portugal Telecom could be asked to provide a guarantee acceptable to the EIB. This covenant is included in four of our EIB loan agreements, amounting to €379 million as of December 31, 2005. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we fail to provide EIB the required guarantee, the EIB has the right to accelerate the repayment of the loans. We began to renegotiate these provisions with the EIB in October 2005. After our ratings downgrade, we completed the negotiation with the EIB and have been notified by the EIB that they will not require us to deliver a guarantee. The EIB has stated that it will accept the BBB+/Baa1 ratings and has asked us to increase the spread on these loans by between 2 and 12 basis points (depending on the loans), which will increase our interest expenses. However, we have not yet formalized this agreement with the EIB.

•	Control and limitations on disposals of subsidiaries. Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues. This covenant is included in the €500 million bilateral loan agreement.

•	Disposals of Assets. Our €100 million multi-currency credit facility and certain EIB loans totaling €666.7 million contain restrictions regarding the disposal of assets by Portugal Telecom.

•	Financial Ratios. The €500 million bilateral loan agreement and the October 2004 €150 million credit facility agreement state that the consolidated ratio of Net Debt/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the agreement) may not be higher than 3.5. The €100 million credit facility agreement states that Portugal Telecom’s consolidated ratio of Net Debt/EBITDA should not be higher than 4.0. In addition, the terms (spread) of the €500 million bilateral loan and the June 2004 €150 million credit facility may be changed if the consolidated ratio of Net Debt/EBITDA is higher than 2.5 and 2.25, respectively. As of December 31, 2005, this ratio stood at 1.47.

•	Negative Pledge. Our global medium-term note program, the exchangeable bonds and credit facilities totalling €900 million include certain restrictions on the granting of pledges of Portugal Telecom’s consolidated assets in order to secure any loan or obligation to third parties.
Other than with respect to the covenant described in “—Credit Rating” above, we believe we are in full compliance with the covenants described above. We believe that the triggering of the guarantee provision described under “—Credit Rating” above may lead to an increase in our interest expenses under the related loans under the revised terms we are negotiating with the EIB. See “Item 3—Key Information—Risk Factors—Our Recent Ratings Downgrade and Any Future Downgrades May Impair Our Ability to Obtain Financing and May Significantly Increase Our Cost of Debt”.

Post Retirement Benefits

The following table shows the amount of our liabilities for post retirement benefits recorded on our balance sheets at December 31, 2004 and 2005:

	As of December 31,
	2004	2005
	(EUR millions)
Gross projected pension benefit obligations(1)	3,592.4	4,238.8
Pension fund assets at fair value	1,972.6	2,200.2

Unfunded pension liabilities	1,619.8	2,038.7

Gross projected healthcare benefit obligations	701.8	912.8
Healthcare fund assets at fair value	—	(315.6)

Unfunded healthcare liabilities	701.8	597.2

Total unfunded liability for post retirement benefits	2,321.6	2,635.9

(1)	Including salaries to pre-retired and suspended employees.

As of December 31, 2005, the projected benefit obligations, or PBO, of our post retirement benefits, including pension and healthcare obligations amounted to €5,152 million (€3,274 million for pensions, €913 million for healthcare benefits and €965 million for salaries to pre-retired and suspended employees). The projected benefit obligations were computed based on a 4.5% discount rate for pension and healthcare benefits and 3.5% for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 3% annual salary increase. Our post retirement benefit (pension and healthcare) plans, which are closed to new participants, cover approximately 33,200 employees (27% still in service) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

According to the rules of the Instituto de Seguros de Portugal, or ISP, the Portuguese insurance regulator, the pension plans for retired employees have to be fully funded. Our pension obligations for retired employees, computed based on ISP rules, are fully funded. Funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age under current rules. The estimated average working life of employees still in service is 15 years.

In Portugal, there is no legislation covering the establishment of funds to cover post retirement healthcare benefit obligations and salaries to pre-retired and suspended employees. Portugal Telecom will be required to pay for these benefits only when the healthcare services are rendered to retired employees and a corresponding claim is charged to the company or when the salaries are paid to pre-retired and suspended employees, as the case may be. Accordingly, there is no requirement to fund these benefit obligations (€913 million and €965 million, respectively) at present. However, Portugal Telecom has set up a fund managed by our subsidiary PT Prestações - Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance its healthcare post retirement liabilities. In March 2005, Portugal Telecom contributed €300 million to this fund, which will be managed in accordance with the same guidelines as its pension funds.

The asset allocation of our pension and healtcare benefit funds as of December 31, 2005 was 36% equity, 35% bonds, 13% real estate and 16% cash and others. The effective performance of the funds in 2005 was 8.4%. As of December 31, 2005, the market value of the funds amounted to €2,515.7 million and, as a result, the unfunded gap related to PT’s post retirement benefits amounted to €2,635.9 million. In 2005, the unfunded obligations increased by €314.3 million. The table below shows the evolution of our unfunded obligations during 2005.

2005
(EUR Millions)
Unfunded obligations (initial balance)	2,321.6

Post retirement benefit expenses/(gains)	(21.6)
Workforce program reduction costs	314.3
Contributions and payments	(699.8)
Net actuarial losses (1)	730.3
Disposal of Lusomundo Media	(8.8)

Unfunded obligations (final balance)	2,635.9

(1)	This amount includes mainly Euro 693 million related with the change in the actuarial assumptions for the discount rate: (i) pensions and healthcare benefits, from 5.75% to 4.5%, and (ii) salaries to pre-retired and suspended employees, from 4.0% to 3.5%.

The market value of the pension funds amounted to €2,516 million at December 31, 2005, an increase of €543 million from 2004, resulting primarily from the €300 million extraordinary contribution to PT Prestações and the strong performance of the pension funds (actual returns of 8.4% in 2005, through a diversified portfolio including 36% in equities). See Note 9.1 to our audited consolidated financial statements. Accordingly, as of December 31, 2005, we had unfunded post retirement benefits obligations amounting to €2,635.9 million.

In connection with the adoption of IFRS and in accordance with an option permitted under IAS 19, we elected to recognize actuarial gains and losses directly in shareholders’ equity. Under our previous GAAP (Portuguese GAAP), actuarial gains and losses were deferred and amortized in the income statement during the average working life of active employees. After application of the option permitted under IAS 19, our balance sheet as of December 31, 2005 includes accrued post retirement liabilities of €2.635.9 million, equivalent to the unfunded obligations indicated above.

The table below sets forth the components of our net post retirement benefit costs in 2004 and 2005.

	Year Ended December 31,
	2004	2005
	(EUR Millions)
Service cost	23.5	24.8
Interest cost	212.9	229.1
Expected return on assets	(111.1)	(139.0)
Prior years service gains (1)	(66.5)	(136.6)

Post retirement benefit costs	58.8	(21.6)

(1)	In 2005, this amount includes (i) €110 million related with the change in the retirement age for pensioners and (ii) €27 million related with the change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries. In 2004, the prior years service gain was related to the change in the pension formula from 100% to 90% of the last salary.

We had workforce reduction program costs of €314.3 million in 2005. These costs reflect the reduction of 1,272 employees during 2005 and include the net present value of salaries to be paid to pre-retired and suspended employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees.

The table below sets forth the components of our cash flows associated with post retirement benefits in 2004 and 2005.

	Year Ended December 31,
	2004	2005
	(EUR Millions)
Regular contributions	68.1	54.3
Contributions related to workforce reduction program	57.6	143.5
Salary payments (pre-retired and suspended employees)	143.1	167.7
Regular healthcare payments	29.8	34.3
Extraordinary contribution for post retirement healthcare benefits	—	300.0

Payments related to post retirement benefits	298.6	699.8

Equity

Our total equity amounted to €1,828 million at December 31, 2005, compared with €1,687 million at December 31, 2004.

The increase in total equity in 2005 primarily reflects the effect of the increase resulting from the net income for the period (€654 million) and the effect of currency translation adjustments, primarily due to the appreciation of the Real against the Euro in 2005 (€701 million), which was partially offset by the decrease in total equity resulting from the application of the option under IAS 19 to recognize actuarial gains and losses directly in shareholders equity (net losses of €531 million), dividend distributions (€395 million) and the acquisition of treasury shares (€253 million).

The decrease in total equity in 2004 primarily reflects the acquisition of treasury stock (€464 million), the dividend distribution (€267 million), the effect of the application of the option under IAS 19 to recognize actuarial gains and losses directly in shareholders’ equity (€129.5 million) and the effect of currency translation adjustments mainly due to the appreciation of the Brazilian Real against the Euro in 2004 (€16 million).

Our total equity as a percentage of total assets was reduced from 16.2% at the end of 2004 and to 15.5% at the end of 2005. Our gearing ratio, calculated as the ratio of net debt to total equity plus minority interest plus net debt, was 61.3% and 58.7% as of the end of 2004 and 2005, respectively.

We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. When we adopted IFRS, an exemption under IFRS 1 permitted us to deem cumulative translation differences to be zero at the date of transition to IFRS (January 1, 2004). Cumulative foreign currency translation adjustments recorded in shareholders’ equity were €16.2 million at the end of 2004 and €701.0 million at the end of 2005. As a result of the adoption of IFRS and the exemption under IFRS 1, translation differences that arose after the date of transition to IFRS will be recognized in profits and losses upon the disposal of the related investment. See “—Overview—Transition to International Financial Reporting Standards—Explanation of Exemptions Applied Under IFRS 1” and Note 3(q) to our audited consolidated financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

The following table presents our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Contractual obligations:
Indebtedness	7,584.2	2,415.6	833.4	1,865.1	2,470.1
Interest on indebtedness	1,981.9	412.1	503.8	339.8	726.2
Unfunded post retirement benefits	2,635.9	230.9	410.4	383.5	1611.1
Operating lease obligations	613.0	159.0	178.0	91.0	185.0
Unconditional purchase obligations	259.0	207.2	51.8	—	—

Total contractual cash obligations	13,074.0	3,424.8	1,977.4	2,679.4	4,992.4

Our operating leases relate to the contractual rental agreements entered into by our businesses, including obligations related to leased lines, the rental of buildings and cinema viewing rooms by our multimedia business. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred. Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

Unconditional purchase obligations arise generally from contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment). We have also entered into certain agreements related to the acquisition of content for our multimedia business. We believe that our operating cash flow will be sufficient to fulfill all of our unconditional purchase commitments.

Off-Balance Sheet Arrangements

In the course of our business we grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2005, we had given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Bank guarantees given to Portuguese courts for outstanding litigation	2.4	2.4	—	—	—
Bank guarantees given to other entities:
By TMN to ANACOM	28.4	28.4	—	—	—
By PT Comunícações	11.2	11.2	—	—	—
By PT Multimédia and subsidiaries	7.5	7.5	—	—	—
Other bank guarantees	3.6	3.6	—	—	—

	50.7	50.7	—	—	—

Comfort letters and other bank guarantees	92.1	55.9	36.2	—	—

As of December 31, 2005, the bank guarantees given by PT Multimédia and its subsidiaries were given to Alta Autoridade para a Comunicação Social (the Portuguese media regulator) in connection with the broadcasting of television shows. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese tax authorities in respect of certain tax contingencies.

We have issued comfort letters and other bank guarantees in order to guarantee loans obtained by associated companies. On September 1, 2004, PT Multimédia and PPTV—Publicidade de Portugal e Televisão, S.A. (the other shareholder of Sport TV) granted to Sport TV a guarantee amounting to €70 million to cover a loan obtained by Sport TV, which we have proportionally consolidated in our balance sheet in the amount of €35 million, to acquire the rights to broadcast the games of the Portuguese football league for the 2004-2005 to 2007-2008 seasons.

In addition to the guarantees indicated in the table above, Portugal Telecom group companies have provided the guarantees described below.

In October 2000, Médi Télecom entered into medium- and long-term loans totaling €1,000 million with a consortium led by International Finance Corporation, or the IFC, and the banks ABN Amro and Sociéte Générale. The loans had an average term of 8 years and served to refinance the short-term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. Médi Télecom restructured the loans in July 2004, extending the maturity to 2012. Under the provisions of the contracts, Médi Télecom is required to attain certain financial performance levels. The major shareholders of Médi Télecom (Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental S.A. (32.18%) and Banque Marrocaine du Commerce Exterior (18.06%)) signed a Shareholders Support Deed according to the terms of which they committed to make future capital contributions to Médi Télecom (in the form of capital or shareholders’ loans), if necessary, to cover possible shortfalls in the agreed financial targets. As a result of loans already granted to Médi Télecom by PT Móveis and Telefónica Intercontinental, the maximum amount of this liability, as of December 31, 2005, was limited to an additional maximum of €168 million and ends as soon as Médi Télecom reaches a Net Debt/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the applicable documentation) ratio of less than 2.0 for four consecutive quarters.

Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste Multimédia in which Portugal Telecom committed to provide additional paid-in capital contributions to Sportinveste Multimédia up to a maximum of €40 million. As of December 31, 2005, Portugal Telecom has already granted loans to Sportinveste Multimédia amounting to €30 million.

Finally, as part of cross-leasing transactions (Qualified Techonological Equipment transactions, or “QTE leases”) with different third parties, Portugal Telecom has leased out and then leased back certain telecommunications equipment. The crossed flow of lease payments and Portugal Telecom’s remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under “—Contractual Obligations and Commercial Commitments” above. The remuneration is recognized as income over the period of the transaction. In connection with this transaction, we have provided a guarantee corresponding to a bank deposit of €792.3 million that is equivalent to the net present value of the future lease payments under the contract. We estimate that the risk of the guarantee being called upon is negligible. We have recorded these QTE leases on our balance sheet in accordance with IFRS. See Notes 3(l)(ix), 27 and 37 to our audited consolidated financial statements for more information on our accounting for these transactions.

Capital Investment and Research and Development

Capital Investment

Capital expenditures and financial investments. During the year ended December 31, 2005, we made capital expenditures and financial investments totaling €961.4 million.

The table below sets out our total capital investment for 2004 and 2005, including the proportional consolidation of Vivo, in millions of Euros:

	Year ended December 31,
	2004	2005
	(EUR Millions)
Capital expenditures	761.2	943.2
Financial investments	278.5	18.2

Total	1,039.7	961.4

Capital Expenditures. During 2005, we made capital expenditures totaling €943.2 million, primarily relating to our mobile businesses in Portugal and Brazil and our wireline business in Portugal. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2004 and 2005, including the proportional consolidation of Vivo, in millions of Euro:

	Year ended December 31,
	2004	2005
	(EUR Millions)
Wireline	206.8	233.1
Domestic Mobile	154.9	170.2
Multimedia	73.2	119.9
Brazilian Mobile	264.1	361.0
Other	62.2	59.0

Total	761.2	943.2

Capital expenditures reached €943.2 million in 2005, equivalent to 14.8% of total operating revenues, as a result of: (1) strong investment at the wireline business in broadband coverage and customer bandwidth, as well as outsourcing contracts to the corporate segment; (2) capital expenditures at TMN in connection with the continuing investment in UMTS; (3) Vivo’s investment in capacity expansion, the rollout of 1xRTT and the launch of EV-DO, the CDMA overlay in the regions of Celular CRT and TCO, and investments in information systems mainly related to billing; and (4) capital expenditures at PT Multimédia relating to the capitalization of €33 million corresponding to the discounted rents of additional transponders to be used in the Pay-TV business, and investments in new information systems, namely in billing and customer care.

As of December 31, 2005, we had commitments in the ordinary course of business for the purchase of equipment in the amount of approximately €180 million and content in the amount of approximately €79 million.

Financial Investments. Investment in financial assets (including goodwill) amounted to €18.2 million in 2005 and €278.5 million in 2004. In 2004, financial investments were mainly related to the acquisition of an additional interest in TCO, Tele Sudeste, Tele Leste and Celular CRT Participações.

Acquisitions and Divestitures of Companies

2005. Set forth below are the primary changes that occurred during the year ended December 31, 2005 to our interests in the companies consolidated in our financial statements and in connection with purchases of our own shares.

Sales

•	In August 2005, we sold Lusomundo Media for net proceeds of approximately €174 million.

•	In November 2005, we sold Primesys for R$101.8 million.

•	In December 2005, we sold 35,000,000 shares of UOL (representing a 16% stake in the company) in UOL’s initial public offering in Brazil and received net proceeds of R$201.0 million. At the end of 2005, our participation in UOL was 29%.

Share Buyback Program

•	In December 2005, Portugal Telecom reduced its share capital from 1,166,485,050 to €1,128,856,500 through the cancellation of 37,628,550 treasury shares that were purchased during 2005. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10.0% share buyback announced in September 2003.

•	A new share buyback program was approved by the shareholders in April 2005, providing for the acquisition of up to 3.0% of our share capital. As of December 2005, we had contracted equity swaps for 13,240,000 shares with a notional amount of €102.0 million under this share buyback program, corresponding to 1.17% of our share capital. Our purchases under this share buyback program have been suspended while the tender offer by Sonae for our ordinary shares is pending.

2004. Set forth below are the primary changes that occurred during the year ended December 31, 2004 to our interests in the companies consolidated in our financial statements.

Acquisitions

•	During 2004, PT Conteúdos acquired 250,000 shares of Sport TV, equivalent to 16.67% of its share capital, for €16.3 million. This acquisition increased PT Conteúdos’ ownership of Sport TV to 50%, and the purchase price was allocated to an intangible asset consisting of the broadcasting rights held by Sport TV for the matches of the Portuguese football leagues for the 2004 to 2008 seasons.

•	During 2004, Portugal Telecom acquired 325,920 shares of Previsão for €2.1 million, increasing its ownership of Previsão to 78.12%.

•	In May 2004, Vivo acquired the remaining 10.5% of the share capital of Sudestecel Participações, S.A. for €20.6 million.

•	In the second half of 2004, PT Multimédia acquired the remaining 50% of Diverfun and now owns 100% of the share capital of this company.

•	On October 8, 2004, TCP concluded a tender offer for the acquisition of an additional interest in TCO. TCP paid R$902 million for this acquisition and increased its ownership in TCO from 29.3% to 51.4% (excluding treasury shares).

•	On October 8, 2004, Avista, which is wholly owned by Vivo, concluded a tender offer for the acquisition of interests in the share capital of Tele Sudeste, Tele Leste and Celular CRT. Vivo paid approximately R$607 million and acquired an additional 4.2%, 22.7% and 15.8% of Tele Sudeste, Tele Leste and Celular CRT, respectively.

•	At the end of 2004, Portugal Telecom increased its interest in Web-Lab from 36% to 92% of its share capital through the acquisition of shares from several different entities.

Sales

•	On October 28, 2004, Portugal Telecom sold its interest in Banco1.net for R$14 million.

•	In September 2004, we disposed of Mascom Wireless for the amount of €45.6 million.

Other operations

•	In September 2003, we announced our intention to buy back 10.0% of our share capital by the end of 2004, subject to financial and market conditions. Pursuant to our share buyback program, we reduced our share capital in December 2004 by 7.0% through the cancellation of 87,799,950 treasury shares acquired during 2003 and 2004, at an average price of €7.87 per share. In addition to treasury shares repurchased directly by us, we entered into equity swap contracts to buy 21,551,006 shares during 2004. As described above, this share buyback program was completed in 2005.

Research and Development

In 2004 and 2005, we invested approximately €10.6 million and €11.1 million, respectively, in research and development. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação’s activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems. See “Item 4—Information on the Company—Our Businesses”.

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

U.S. GAAP Reconciliation and Recent Accounting Pronouncements

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. Our net income from continuing operations (before minority interests) under IFRS was €699.1 million in 2004 and €667.2 million in 2005, and our net income from continuing operations (after minority interests and before change in accounting principles) under U.S. GAAP was €485.7 million in 2004 and €424.5 million in 2005. Our shareholders’ equity as of December 31, 2004 and 2005 under IFRS was €2,254.2 million and €2,582.1 million, respectively, and our shareholders’ equity under U.S. GAAP as of those dates was €1,638.5 million and €1,819.4 million, respectively. The principal differences between IFRS and U.S. GAAP with respect to our consolidated financial statements in 2004 and 2005 relate to:

•	the treatment of post retirement benefits, including the treatment of actuarial gains and losses, the recognition of prior years service gains, minimum liability adjustments under U.S. GAAP and treatment of the net transition obligation;

•	revaluations of fixed assets;

•	capitalization of interest;

•	treatment of goodwill;

•	recognition of revenue;

•	accounting for derivatives; and

•	U.S. GAAP adjustments relating to equity investees and discontinued operations.

See Note 46 to our audited consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and therefore we will apply this standard for U.S. GAAP purposes in our the fiscal year beginning January 1, 2006. We do not anticipate that adoption of this Standard will have a material effect on our financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment. On March 29, 2005, the SEC released a Staff Accounting Bulletin (“SAB”) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, Share-Based Payment, (SAB 107) express views of the SEC Staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as the Staff’s views regarding the valuation of share-based payment arrangements for public companies. We do not anticipate that adoption of SAB 107 will have any effect on our financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4. On November 24, 2004, the FASB issued SFAS No. 151, Inventory Cost, a Revision of ARB No. 43, Chapter 4. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of income as expenses of the period. The application of fixed costs to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. We do not anticipate that the adoption of SFAS No. 151 will have a material impact on our financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Nonmonetary Assets. In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets (SFAS No. 153), effectively amending APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this Statement will have a material effect on our financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections. In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections (SFAS No. 154), replacing APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. This Standard is not applicable to us for the year ended December 31, 2005.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. On February 2006, the FASB issued this Statement, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (5) amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. We do not anticipate that the adoption of this new statement at the required effective date will have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140. On March 2006, the FASB issued this Statement, which amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. We do not anticipate that the adoption of this new statement at the required effective date will have a significant effect in our results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. We do not expect that the adoption of this guidance will have a material effect on our financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. At the EITF meetings held on June 15 and 16, 2005 and on September 15, 2005, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF 05-6), and determined the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. We do not anticipate that the adoption of EITF 05-6 will have a material effect on our financial position, results of operations or cash flows.

Exchange Rate Exposure to the Brazilian Real

The composition of our assets and revenue base expose us to significant exchange rate risk in respect of the Brazilian Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See “—Liquidity and Capital Resources—Equity” above.

Currency composition of our assets. The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2004 and 2005.

	As of December 31,
	2004		2005
Consolidated Assets	EUR millions	% of total assets	EUR millions	% of total assets
Euro	9,689	69.7%	11,086	66.6%
Brazilian Real	4,110	39.5%	5,424	32.6%
Other	130	0.9%	133	0.8%

	13,929	100.0%	16,643	100.0%

Currency composition of our indebtedness. The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2004 and 2005. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 32 to our audited consolidated financial statements included in this report.

	As of December 31,
	2004		2005
Indebtedness	EUR millions	% of total indebtedness	EUR millions	% of total indebtedness
Euro	4,744	85.9%	6,511	85.9%
Brazilian Real	658	11.9%	927	12.2%
U.S. dollar	118	2.1%	136	1.8%
Other currencies	1	0.0%	10	0.1%

	5,522	100.0%	7,584	100.0%

Exposure to exchange rate risk. Our Brazilian Real-denominated debt enables us to hedge against exchange rate risk concerning our Brazilian Real-denominated assets. As of December 31, 2005, Vivo’s consolidated debt (the majority of which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 13.7% of our total consolidated indebtedness.

For more detailed information as at December 31, 2005 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Fluctuations to the Brazilian Real can affect the value of our investments in Brazil. A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. As of December 31, 2005, our 50% interest in Vivo’s net assets, which included an economic interest of 66.1% in TCP, 52.5% in TCO, 50.7% in Tele Leste, 91.0% in Tele Sudeste and 68.8% in Celular CRT Participações, amounted to €2,661.4 million, at the year end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets. On February 22, 2006, the shareholders of TCP, TCO, Tele Leste, Tele Sudeste and Celular CRT Participações approved the corporate reorganization described in “Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business”. After the reorganization, our 50% interest in Vivo’s net assets included an economic interest of 62.6% in TCP, which was renamed Vivo Participações S.A. in connection with the transaction, and of 100% in TCO, Tele Leste, Tele Sudeste and Celular CRT Participações. In spite of these corporate changes, our economic interest in the operations and assets of the Vivo companies did not change substantially as a result of the mergers, and our investments in Brazil remain a substantial part of our assets.

Given the substantial investments we have in Brazil, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this “Item 5”. In the last three years, the Real has stabilized and even appreciated against the Euro and the U.S. Dollar. By the end of 2005, the exchange rate between the Euro and the Real was R$2.7440 = €1.00. Nevertheless, we cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in “Item 3—Key Information—Exchange Rates—Brazilian Real”. See also “Item 3—Key Information—Risk Factors—We Are Exposed to Exchange Rate and Interest Rate Fluctuations”.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

The Board of Directors of Portugal Telecom is responsible for its management and affairs. Portugal Telecom’s officers are either in charge of our various business and administrative departments and report directly to the Board of Directors or are in charge of Portugal Telecom’s subsidiaries.

Portugal Telecom’s articles of association provide for a Board of Directors consisting of any odd number of 15 to 23 directors, including the Chairman. The directors are elected by a majority of the votes cast at the annual shareholders meeting following the expiration of their term. In addition, a majority of votes cast by holders of A shares is required to elect one-third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of Portugal Telecom’s share capital, has the right to elect a director to substitute for the director previously elected by the fewest number of votes. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

A quorum for a meeting of the Board of Directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the Board of Directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

The articles of association provide for an Executive Committee of the Board to which the Board of Directors can delegate the management of Portugal Telecom’s affairs and the monitoring of the daily operation of Portugal Telecom’s activities. However, the Board of Directors remains responsible for Portugal Telecom’s overall management and operations. The Executive Committee may be comprised of five or seven directors selected by a majority of the Board of Directors. From among the directors elected with the approval of a majority of holders of A shares, at least one or two must be appointed to the Executive Committee (depending on whether the Executive Committee is composed of five or seven directors). The vote of a majority of the members of the Executive Committee is necessary for the taking of an action by the Executive Committee. All members have equal voting rights, and the President has the deciding vote in the event of a tie.

The Statutory Audit Board examines Portugal Telecom’s accounts on at least a monthly basis and issues opinions on its budget, inventory and annual accounts. The Audit Committee advises the Board of Directors and the Executive Committee with regard to the quality and integrity of financial reporting; the independence and performance of our external auditors; the quality of our internal control systems; the performance of our internal auditors; and compliance with applicable laws, regulations, recommendations and guidelines issued by the SEC, NYSE, the CMVM, and the Euronext Lisbon Stock Exchange. In addition, the Audit Committee defines and implements policies necessary to ensure our compliance with these laws, regulations, recommendations and guidelines.

Board of Directors and the Executive Committee

Portugal Telecom’s Board of Directors currently consists of twenty directors, following the resignation of Pedro Malan in November 2004, Fernando Ulrich in July 2005, and Jorge Bleck and Peter Golob in February 2006, as well as the appointment of Rodrigo Costa in December 2005. The Executive Committee is currently composed of seven directors. The names and offices of current members of Portugal Telecom’s Board of Directors, their principal past affiliations and certain other information are set forth below.

The term of office of the members of the Board of Directors listed below expired on December 31, 2005. However, under the Portuguese Companies Code, those members continue to exercise their duties until a new Board is elected, which is scheduled to occur on April 21, 2006.

The following directors are also members of the Executive Committee:

Miguel António Igrejas Horta e Costa. First elected 1995. Term expired December 31, 2005. Age 57. Chief Executive Officer of Portugal Telecom, SGPS, S.A. since 2002; Chairman of the Board of Directors of Portugal Telecom Ásia, Lda. since 2004; Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. since 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. since 2004; Chief Executive Officer of PT Comunicações, S.A. from 2004 to December 2005; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. since 2004; Chairman of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2003; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since 2003; Chairman of the Board of Directors of Fundação Portugal Telecom from 2003 to December 2004; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom Internacional, SGPS, S.A.) since 2002; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2002; Chairman of the Board of Directors of Portugal Telecom Brasil, S.A. since 2002; Chairman of the Board of Directors of PT Móveis, SGPS, S.A. and TMN—Telecomunicações Móveis Nacionais, S.A. since 2002; Chairman of the Board of Directors of PT Comunicações, S.A. since 2002; Vice-Chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. from April 2000 to 2002; Vice-Chairman of the Board of Directors of PT Investimentos, SGPS, S.A. from 1999 to 2001; Vice-Chairman of the Board of Directors of Telesp Celular Participações S.A. from 1998 to 2000; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from 2000 to 2002; Member of the Board of Directors of Telesp Participações S.A. from 1998 to 2000; Member of the Board of Directors of Telesp, S.A. from 1998 to 2000; Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; Chief Executive Officer of Portugal Telecom Internacional, SGPS, S.A. from 1998 to 2000; Member of the Board of Directors of Telefónica, S.A. from 1998 to March 2006; Member of the Board of Directors of SIC, S.A. from 1998 to 2000; Member of the Board of Directors of Aliança Atlântica Holdings since 1997; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 1996 to 1997; Vice-Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1994 to 1995; Non-executive member of the Board of Directors of Portugália-Companhia de Transportes Aéreos, S.A. since 1993; Vice-Chairman of the Board of Directors of Banco ESSI, S.A. from 1992 to 1994; Non-executive Member of the Board of Directors of BES Investimento, S.A. since 1999; Chairman and member of the Board of Directors of SIBS-Sociedade Interbancária de Serviços, S.A. from 1991 to 1995; Chairman of the Board of Directors of Euroges-Aquisição de Créditos a Curto Prazo, S.A. since 1991; Member of the Board of Directors of Banco Espírito Santo e Comercial de Lisboa from 1990 to 1992; Vice-Chairman of Associação Industrial Portuguesa from 1990 to 1994; Secretary of State for Foreign Trade from 1987 to 1990; Vice-Chairman of the Board of Directors of CTT and TLP from 1984 to 1987; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi S.A. from 1982 to 1984; Director-General of CTT from 1981 to1982.

Zeinal Abedin Mahomed Bava. First elected 2000. Term expired December 31, 2005. Age 40. Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TMN—Telecomunicações e Móveis Nacionais, S.A. since December 2005; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2003; Chairman of the Board of Directors of TV Cabo Portugal, S.A. since 2004; Chairman of the Board of Directors of PT PRO—Serviços de Gestão, S.A. since 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since 2003; Member of the Board of Directors of PT Sistemas de Informação, S.A. since 2004; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since 2004; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from 2004 to December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from 2004 to 2005; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Celular CRT Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Leste Participações S.A. from 2003 to 2005; Member of the Board of Directors of Tele Centro Oeste Celular

Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Brasilcel, N.V. since 2002; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 to 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 to 2004; Member of the Board of Directors of Telesp Celular Participações S.A. from 2001 to 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 to 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 to 1999; Executive Director of Deutsche Morgan Grenfell from 1996 to 1998; Executive Director of Warburg Dillon Read from 1989 to 1996.

Carlos Manuel de Lucena e Vasconcellos Cruz. First elected 2002. Term expired December 31, 2005. Age 48. Member of the Board of Directors of Vivo Participações S.A. since 2005; Chief Executive Officer of Portugal Telecom Ásia, Lda. since 2004; Chairman of the Board of Directors of Directel—Listas Telefónicas Internacionais, Lda since 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. since May 2004; Vice-Chairman of the Board of Directors and Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since April 2004; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since 2004; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau, S.A.R.L. since 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since 2003; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2003 to 2004; Member of the Board of Directors of Páginas Amarelas, S.A. from 2003 to May 2005; Chief Executive Officer of PT Comunicações, S.A. from 2002 to 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 to 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 to January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 to 2004; Chief Executive Officer of PT.com, SGPS, S.A. from 2003 to 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since 2003; Member of the Board of Directors of Fundação Portugal Telecom from 2003 to 2004; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Celular CRT Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 2002 to 2003; Member of Board of Directors of Telesp Celular Participações S.A. from 2001 to 2005; Vice-Chairman of Telesp Celular Participações S.A. from 2001 to 2005; Chairman and Chief Executive Officer of Telesp Celular S.A. from 2001 to 2002; President and Chief Executive Officer of PT Prime Tradecom, SGPS, S.A. since 2000; Executive Board Member of PT Prime, SGPS, S.A. from 2000 to 2001; Invited Professor of Universidade Católica Portuguesa and ISEG for Post-Graduate Courses and MBA Program since 2000; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice President of Trans Union España Credit Burear S/A from 1997 to 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 to 1993; President of the “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 to 1985; Economist of Finance Ministry of Portugal from 1978 to 1983.

Iriarte José Araújo Esteves. First elected 2000. Term expired December 31, 2005. Age 56. Member of the Board of Directors of PT Sistemas de Informação, S.A. since 2004; Executive Vice-Chairman of the Board of

Directors of PT Comunicações, S.A. from 2004 to December 2005; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2004; Chairman of the Board of Directors of PT Acessos de Internet WiFi, S.A. since 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since 2003; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from 2003 to 2004; Member of the Board of Directors of Fundação Portugal Telecom from March 2003 to December 2004; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2004; Member of the Board of Directors of Celular CRT Participações, S.A. from 2003 to 2004, Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2004; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to 2004; Member of the Board of Directors of Brasilcel, N.V. from 2002 to 2004; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from 2002 to 2004; Member of the Board of Directors of PT Prime, SGPS, S.A. since 2002; Member of the Board of Directors of Telesp Celular Participações, S.A. from, 2001 to 2004; Vice-Chairman of the Board of Directors of Portugal Telecom Internacional, SGPS, S.A. from 2000 to 2002; Chief Executive Officer of PT Móveis, SGPS, S.A. since 2000; Chief Executive Officer of TMN-Telecomunicações Móveis Nacionais, S.A. from 1998 to December 2005; Chairman of the Board of Directors of Telepac from 1991 to 1997; Vice-Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 to 1992; Member of the Board of Directors of CTT from 1989 to 1992; Director-General of Telecommunications of CTT from 1986 to 1989; Deputy General Manager of Telecommunications of CTT from 1983 to 1986; Manager of the Telecommunications Business Planning Department of CTT from 1982 to 1983; Regional Telecommunications General Manager of CTT from 1981 to 1982.

Paulo Jorge da Costa Gonçalves Fernandes. First elected 2000. Term expired December 31, 2005. Age 40. Member of the Board of Directors of Fundação Luso-Espanhola since 2005; Chairman of the Board of Directors of Simarc-Promoções Imobiliárias, S.A. since 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2003; Chief Executive Officer of PT Sistemas de Informação, S.A. since 2003; Chief Executive Officer of PT Compras—Serviços de Consultoria e Negociação, S.A. from 2003 to 2005; Member of the Board of Directors of Fundação Portugal Telecom from 2003 to 2004; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 to 2003; Member of the Board of Directors of Celular CRT Participações, S.A. from 2003 to 2003; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 to 2003; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 to 2003; Member of the Board of Directors of Brasilcel, N.V. from 2002 to 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. since 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from 2002 to 2003; Member of the Board of Directors of Telesp Celular Participações, S.A. from 2001 to 2003; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A. from 2000 to 2003; Partner of McKinsey & Company from 1997 to 2000; Member of McKinsey & Company’s Leadership World Groups for the areas of telecommunications and transportation from 1997 to 2000; Senior Consultant/Manager/Senior Manager of McKinsey & Company from 1991 to 1997; Partner and Manager of Spades, Lda from 1990 to 1991.

Henrique Manuel Fusco Granadeiro. First elected 2003. Term expires December 31, 2005. Age 62. Member of the Executive Committee of Portugal Telecom, SGPS, S.A. since December 2005; Member of the Board of Directors of Espírito Santo Resources since 2005; Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. since 2005;Chairman of the Board of Directors of Fundação Portugal Telecom since 2004; Executive Member of the Board of Directors of PT Multimédia-Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2004; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 to 2004; Chief Executive Officer of Diário de Notícias from 2002 to 2004; Chief Executive Officer of Jornal de Notícias from 2002 to 2004; Chief Executive Officer of TSF from 2002 to 2004; Chief Executive Officer of Jornal do Fundão from 2002 to 2004; Chief Executive Officer of Açoreana Ocidental from 2002 to 2004; Chief Executive Officer of DN da Madeira from 2002 to 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comercio e Indústria S.A from 2001 to 2004; Member of the Board of Directors of Parfil SGPS S.A. from 2001 to 2004; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of

Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2001; Chairman of the Board of Directors of Margrimar—Mármores e Granitos S.A since 1999; Chairman of Marmetal—Mármores e Materiais de Construção S.A. since 1999; President of the Supervisory Board of Seguros e Pensões Gere, SGPS, S.A. (BCP Group) and subsidiary companies (Império-Bonança, Ocidental, Companhia Portuguesa de Seguros de Saúde, Correctorgeste, Luso Atlântico e Seguro Directo Gere) of Fortis Bank Group-Bank Millennium since 1993; Member of the Board of Directors of Fundação Eugénio de Almeida during 1992; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 to 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 to 2001; Member of the Board of Directors of Marcepor-Mármores e Cerâmicas de Portugal S.A during 1990; Chairman of Fundação Eugénio de Almeida from 1989 to 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990; Delegate Chairman of Fundação Eugénio de Andrade from 1981 to 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Eléctrica during 1981; Ambassador of Portugal to the O.C.D.E and Chief of the Civil House of the President of the Portuguese Republic from 1976 to 1979.

Rodrigo Jorge de Araújo Costa. First elected 2005. Term expired December 31, 2005. Age 46. Member of the Executive Committee of Portugal Telecom, SGPS, S.A. since December 2005; Chief Executive Officer of PT Comunicações, S.A. since December 2005; Member of the Technological Plan Adivisory Board since 2005; Member of the Lead Counsel for Foreign Investment since 2004; Corporate Vice President of the OEM Microsoft Corporation from 2002 to 2005; General Director of Microsoft Brasil from 2001 to 2002; Member of the Advisory Board of the Superior Institute of Business Communication of the Human and Social Sciences College from 1998 to 2000; Member of the Management of Entrepreneurs for Education Forum from 1997 to 2001; Director and Vice President of the Luso-American Chamber of Commerce from 1996 to 2001; General Director of Microsoft Portugal from 1990 to 2001; Partner, Marketing Director, Distribution Director and Deputy General Director of Prológica, S.A. from 1987 to 1990; General Director and Founding partner of Intério S.A. in 1986; Planning and Control Advisor of Duphar Portugal from 1984 to 1989; Management Advisor of Viagens Abreu from 1983 to 1990; Partner, Programmer and Systems Analyst of Nogueira Informática, S.A./Groupi, Lda. from 1979 to 1985.

The following directors are not members of the Executive Committee:

Ernâni Rodrigues Lopes. First elected 2003, as Chairman. Term expired December 31, 2005. Age 64. Chairman of the Board of Directors of SESC—Sociedade de Estudos Superiores de Contabilidade, S.A. from 2003 to 2005; Ambassador of Portugal in Bonn from 1975 to 1979; Ambassador of Portugal to the European Economic Community from 1979 to 1983; Minister of Finance from 1983 to 1985; Managing Partner of SaeR—Sociedade de Avaliação de Empresas e Risco, Lda. since 1998; Managing Partner of Ernâni R. Lopes & Associados, Lda. since 1997; Member of the Consultive Council of Bank of Portugal from 1997 to 2003; Member of the Consultive Council of Instituto de Crédito Público from 1997 to 2003; Member of the European Convention in representation of the Portuguese Government from 2002 to 2003; Chairman of the Board of Bio 21 from 1995 to 2001; President of the General Assembly of Gestifer, SGPS, S.A from 1997 to 2003; President of the General Assembly of Morate—Sociedade de Investimentos Imobiliários, S.A from 1989 to 2003; President of the General Assembly of Lusotur Sociedade Financeira de Turismo, S.A from 1991 to 1998; President of the General Assembly of Inogi—Inovação Imobiliária, Gestão e Investimento, S.A (1989-2003); President of the General Assembly of Socifa—Sociedade de Prestação de Serviços Financeiros e de Administração e Gestão, S.A from 1988 to 1991; Member of the General Board of Telecel from 1991 to 1994; Member of the General Board of Espírito Santo Group from 1996 to 2003; Member of the Board of Directors of Espírito Santo Resources Ltd from 1990 to 2003; Vice-President of the Board of Directors of ESPART—Participações Financeiras, SGPS, S.A. from 1990 to 1992; Chairman of the Board of Directors of Escopar—Sociedade Gestora de Participações Sociais, S.A. from 1995 until 2003; Chairman of the Board of Directors of Espírito Santo Irmãos—Sociedade Gestora de Participações Sociais, S.A. from 1994 to 2003; Chairman of the Board of Directors of Espírito Santo Property Holding (Portugal) from 1994 to 2003; Chairman of the Board of Directors of GESTRES—Gestão Estratéegica Espírito Santo, S.A. from 1990 to 2003; Chairman of the Board of Directors of SFIR—Sociedade de

Financiamento e Investimento de Risco, S.A. from 1988 to 1995; Chairman of the Board of Directors of Alcatel—Portugal, Sistemas de Comunicação, S.A. from 1988 to 1995; Chairman of the Board of Directors of CPR—Companhia Portuguesa de Rating, S.A. from 1969 to 2003.

Joaquim Aníbal Brito Freixial de Goes. First elected 2000. Term expired December 31, 2005. Age 39. Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Member of the Board of Directors of BES.COM, SGPS, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of E.S. Tech Ventures, SGPS, SA since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Member of the Board of Directors of CREDIFLASH, SA from 1999 to 2004; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 to 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 to 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant of Roland Berger & Partner from 1989 to 1992.

Carlos Alberto de Oliveira Cruz. First elected 2002. Term expired December 31, 2005. Age 65. Member of the Board of Directors of Gerbanco, SGPS, S.A. since 2003; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A. from 2001 to May 2005; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2000 to 2004; Vice-Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A. from 2000 to 2004; Member of the Board of Directors of Unibanco Holdings, S.A. from 2000 to 2004; Member of the Board of Directors of Banco de Portugal from 1996 to 2000; Representative of Banco de Portugal at Economic Policy Committee from 1996 to 1998; Member of the Board of Directors of Imoleasing from 1989 to 1996; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 1984 to 1989; Head of International Relations Department of Banco Pinto & Sotto Mayor, S.A. from 1982 to 1983; Member of the Board of Directors of the Portuguese Electricity Company from 1977 to 1982; Secretary of State for Economic Coordination from 1976 to1977; Delegate to OECD Economic Policy Committee from 1973 to 1975.

Jorge Humberto Correia Tomé. First elected 2002. Term expired December 31, 2005. Age 47. Chief Executive Officer of Caixa—Banco de Investimentos, S.A. since 2002; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa—Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 to 2001; Partner of Coopers & Lybrand from 1995 to 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 to 1995; Member of the Board of SULPEDIP / PME Investimentos from 1989 to 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1983 to 1989; Senior Auditor with Coopers & Lybrand from 1980 to 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies) from 1979 to 1980.

Fernando Abril-Martorell. First elected 2001. Term expired December 31, 2005. Age 43. Chief Executive Officer of Credit Suisse Spain since August 2005; Member of the Board of Directors of CINTRA since 2004; Independent Advisor of Forestry Telecom since 2003; Member of the Board of Directors of Telecomunicações de São Paulo—Telesp since 2001; Chief Operating Officer of Telefónica S.A. from 2000 to 2003; Chief Executive Officer of Telefónica Publicidad e Información from 1999 to 2000; Chief Financial Officer of Telefónica, S.A. from 1997 to 1999; Director-General of Corporate Finance of Telefónica Publicidad e Información from 1997 to 1999; Head of Treasury Department of JP Morgan from 1987 to 1997.

António Pedro de Carvalho Viana Baptista. First elected 2000. Term expired December 31, 2005. Age 48. Member of the Board of Directors of Vivo Participações S.A. (formerly known as Telesp Celular Participações, S.A.), Tele Leste Celular Participações, S.A. (merged into Vivo Participações S.A. in February 2006), Tele Sudeste Celular Participações, S.A. (merged into Vivo Participações S.A. in February 2006), and Celular CRT

Participações, S.A. (merged into Vivo Participações S.A. in February 2006) and Tele Centro Oeste Participações, S.A. since 2003; Member of the Board of Directors of Telefónica de Argentina, S.A. since 2003, Chairman of the Board of Directors of Telefónica Móviles España, S.A. since 2003; Chairman of the Board of Directors of Telefónica Móviles, S.A. since 2003; Member of the Board of Directors of Brasilcel, N.V. since 2002; Chief Executive Officer of Telefónica Móviles, S.A. since 2002; Member of the Board of Directors of Telesp, S.A. since 2001; Supervisory Board Director of Emergia Holding N.V. since 2000; Member of the Board of Directors of Telefónica de España, S.A. since 2000; Member of the Board of Directors of Telefónica, S.A. since 2000; Member of Patronato of Fundación Telefónica since 1999; Member of the Board of Directors of Telefónica Datacorp, S.A.U. since 1998; Member of the Board of Directors of Telefónica Perú Holding since 1998; Member of the Board of Directors of CTC Chile since 1998; Member of the Board of Directors of Telefónica Internacional, S.A. since 1998; Member of the Board of Directors of BPI from 1991 until 1996; Principal partner of McKinsey & Company from 1985 until 1991 (Madrid/Lisbon office).

Luís de Mello Champalimaud. First elected 2004. Term expired December 31, 2005. Age 54. Chairman of the Board of Directors of Confiança Participações, SGPS, S.A., since 2005; Chairman of the Board of Directors of Soeicom S.A. from 2005 to 2006, and Chairman of the Consultative Board since 2006; Chairman of Sétimos Participações, SGPS, S.A., since 2005; Chairman of the Board of Directors of Banco Totta & Açores, S.A. and Crédito Predial Português, S.A. from January 1997 to 2000; Chairman of the Board of Directors of Banco Totta e Sotto Mayor de Investimentos, S.A., from 1996 to 2000; Chairman of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1995 to 2000; Chairman of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from 1993 to 1995; Member of the Board of Directors of Companhia de Seguros Mundial-Confiança, S.A. from 1992 to 1993; Chief Executive Officer of Soeicom, S.A. from 1982 to 1992; Sales Director of Soiecom, S.A. from 1975 to 1982.

Patrick Monteiro de Barros. First elected 2002. Term expired December 31, 2005. Age 61. Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Member of the Board of Directors of Tosco Corporation from 1995 to 2001; Member of the Board of Directors of Petrogal, Petróleos de Portugal from 1995 to 2000; Member of the Board of Directors of Espírito Santo Financial Group since 1992; Member of the Board of Directors of Vodafone Portugal from 1992 to 1998; Member of the Board of Directors of Petrocontrol from 1991 to 2000; Chairman and Chief Executive Officer of Argus Resources Ltd. since 1988; President and Chief Executive Officer of Sigmoil Resources from 1985 to 1988; Senior Vice President of Philipp Brothers from 1985 until 1988; Chairman of the Board of Directors of Protea Holdings Inc. since 1981; Member of the Board of Directors of Sociedade Nacional de Petróleos (SONAP) from 1971 to 1975; General manager Supply of Sociedade Nacional de Petróleos (SONAP) from 1967 to 1971; Chairman of Fundação Monteiro de Barros since 1966.

Carlos Manuel de Almeida Blanco de Morais. First elected 2003. Term expire December 31, 2005. Age 48. Professor of the of Lisbon University of Law since 1997; Member of the Board of Fundação D. Pedro IV since 1995; Principal Legal Adviser of the Legal Center of the Portuguese Government since 1993.

João Manuel de Mello Franco. First elected 1998. Term expired December 31, 2005. Age 59. Chairman of the Audit Committee of Portugal Telecom since 2004; Chairman of the Board of Directors of CTT—IMO from 2004 to 2005; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2002; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2002 to 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços since 2001; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 to 2005; Chairman of the Board of Directors of Engimais from 2001 to 2004; Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 to 2004; Member of our Superior Board from 1996 to 1997; Chairman of the Board of Directors of Soponata-Sociedade Portuguesa de Navios Tanques, S.A. from 1997 to 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to1997; Chairman of the Board of Directors of Marconi from 1994 to 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995; Member of the Board of Directors of CN-Comunicações Nacionais S.A.

from 1993 to 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 to 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994; Chairman of the Board of Directors of TLP-Telefones de Lisboa e Porto S.A. from 1989 to 1994; Director of TDC-Tecnologia das Comunicações, Lda. from 1986 to 1989.

Gerald S. McGowan. First elected 2003. Term expired December 31, 2005. Age 59. Member of the Board of Directors of the Center for Innovative Technology since 2004; Member of the Board of Directors of Boston Communications Group, Inc. since 2002; United States Ambassador to Portugal from 1998 to 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) from 1996 to 1997; Member of the Board of Directors of Virginia Port Authority from 2002 to 2003; Member of Board of Directors of Cellular Telecommunications Industry Association from 1993 to 1995.

Nuno João Francisco Soares de Oliveira Silvério Marques. First elected 2003. Term expired December 31, 2005. Age 49. Member of the Audit Committee of Portugal Telecom since January 2004; Vice President of CIDOT—Estúdio de Comunicação, S.A. since 2004; Partner of CIDOT, Comunicação e Imagem, Lda. since 2002; Partner of Fundaments from 2000 to 2002; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A from 1992 to 2000; Member of the Board of Directors of Telechamada S.A from 1994 to 1995; Member of the Board of Directors of Quimigal from 1988 to 1991; Manager of Quimibro, Comércio Internacional de Metais e Mercadorias Lda. from 1980 to 1988.

Thomaz de Mello Paes de Vasconcellos. First elected 2003. Term expired December 31, 2005. Age 48. Member of the Audit Committee of Portugal Telecom since 2004; Managing Partner of TPV, Lda. since 1998; Member of the Board of Directors of Grupo Santogal from 1989 to 1998; Controller of Hubbard Group from 1987 to 1988; Senior manager and CPA at Arthur Andersen from 1980 to 1987.

Executive Officers

Portugal Telecom has 16 officers who are in charge of our various business and administrative departments and report directly to the Board of Directors or who are in charge of Portugal Telecom’s subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

Luís Manuel da Costa de Sousa de Macedo. Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 57. Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since 2004; Member of the Board of PT Ventures, SGPS, S.A. (ex- Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group from 1999 to 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 to 2005; Member of the Board of Directors of AMSCO—African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry from 1996 to 2005; Member of the Fiscal Board of UCCLA-União das Cidades e Capitais de Língua Portuguesa since 1996; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company’s Communication Office from 1995 to 1999; Secretary of State of Portuguese Communities from 1992 to 1995; Chief of Staff of Minister of the “Quality of Life” from 1981 to 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers’ associations from 1974 to 1982.

Francisco José Meira Silva Nunes. Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom. Appointed 2003. Age 42. Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since 2003; Member of the Board of Directors of PT PRO, S.A. since 2003 and Member of its Executive Committee since 2004; Member of the Board of Directors of

PT Compras—Serviços de Consultoria e Negociação, S.A. since 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 to 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 to 1999.

Carlos Manuel Mendes Fidalgo Moreira da Cruz. Manager of the Financing and Treasury Department of Portugal Telecom. Appointed 2001. Age 39. Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatization Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 to 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program—IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from 1987 to 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 to 1994.

Nuno Bernardo Ramires Leiria Fialho Prego. Manager of the Investor Relations Department of Portugal Telecom. Appointed 2004. Age 33. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 to 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 to 1999.

Miguel Augusto Chambel Rodrigues. Manager of the Planning and Control Department of Portugal Telecom. Appointed 2004. Age 36. Manager and Project Leader of the Strategy and Business Development Department of Portugal Telecom, SGPS, S.A. from 2000 to 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. from 2003 to 2004; Member of the Board of Directors of PT Ventures, SGPS, S.A. from 2002 to 2004; Project Leader and Consultant at Boston Consulting Group from 1998 to 2000; Analyst at McKinsey and Company from 1993 to 1996.

António Manuel Robalo de Almeida. Coordinator of Regulatory Affairs of Portugal Telecom. Appointed 2005. Age 50. Manager of Regulatory Department of Portugal Telecom, SGPS, S.A. from 2002 to 2005; Manager of Economic and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Regulation Department of Portugal Telecom, S.A. from 1997 to 2000; Member of the Board of Main Road/Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 to 1997; Member of the Board of Directors of ICP—Instituto das Comunicações de Portugal from 1989 to 1996; Director of Planning and Development of CTT—Correios e Telecomunicações de Portugal, S.A. from 1986 to 1988; Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1985 to 1986; Deputy Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1984 to 1985; Head of Training Department of CTT—Correios e Telecomunicações de Portugal, S.A. from 1983 to 1984; Head of Human Resources Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1982 to 1983.

Rita de Sampaio Nunes. Manager of the Competition Department of Portugal Telecom. Appointed 2004. Age 42. Head of European Community Affairs of ICP-ANACOM—Autoridade Nacional de Comunicações from 2003 to 2004; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from 2000 to 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from 1998 to 1999; Seconded National Expert in the European Commission—DG Enterprise and DG Information Society from 1995 to 1998; Internal Legal Adviser of the Board of Directors of CN—Comunicações Nacionais, SGPS, S.A. from 1993 to 1995.

Miguel Dias Amaro. Manager of the Internal Audit Department of Portugal Telecom. Appointed 2004. Age 39. Assistant to the CEO of Portugal Telecom, SGPS, S.A. from 2003 to 2004; Equity Analyst (telecommunications sector) in Espírito Santo ByM (Madrid office) from 2000 to 2002; Assistant to the Secretary of State for Treasury and Finance from 1999 to 2000; Equity Analyst (Retail and Pulp and Paper sectors) in Espírito Santo Research from 1997 to 1999 (Lisbon office); Head of Sales for Roca Cerâmica e Comércio S.A. from 1994 to 1996; Sales Delegate for Roca Cerâmica e Comércio S.A. from 1991 to 1994.

Abilio Cesário Lopes Martins. Manager of the Communication Department of Portugal Telecom. Appointed 2003. Age 34. Head of Corporate Communication of Portugal Telecom from 2002 to 2003; Media Relations Advisor for Portugal Telecom’s Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 to 2002.

Luís Filipe Nunes Cabral Moura. Manager of the Human Resources Department of Portugal Telecom. Appointed 2000. Age 48. Manager of Human Resources Department of Portugal Telecom, SA from 1998 to 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 to 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 to 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 to 1993; Manager of Macao’s Government Land Department from 1990 to 1991; Manager of Macao’s Government Projects Analysis Department from 1989 to 1990; Operations Research High School Assistant from 1986 to 1989; Economist of a Portuguese Group (SOTRIL) from 1985 to 1986; Economist of the Azores’ Planning Department from 1983 to 1985; Adviser of Energy’s Secretary of State from 1983 to 1984; Manager of Plan and Production of Moore Paragon in 1983.

Rogério Miguel Antunes Campos Henriques, Manager of the Business Development Department of Portugal Telecom. Appointed 2004. Age 34. Senior Project Manager of the Strategy and Business Development Department of Portugal Telecom, SGPS, S.A. from 2003 to 2004; Manager and consultant of The Boston Consulting Group in Lisbon and Madrid from 1994 to 2002.

In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Multimédia, PT Investimentos Internacionais, S.A., Vivo, PT Sistemas de Informação S.A., PT Inovação S.A., PT PRO, S.A. and PT Compras, S.A. are set forth below:

Rodrigo Jorge de Araújo Costa. Chief Executive Officer of PT Comunicações, S.A. and PT Sistemas de Informação S.A. See “—Board of Directors and the Executive Committee”.

Zeinal Abedin Mahomed Bava. Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. and PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. See “—Board of Directors and the Executive Committee”.

Carlos Manuel de Lucena e Vasconcellos Cruz. Chief Executive Officer of PT Investimentos Internacionais, S.A. See “—Board of Directors and the Executive Committee”.

Roberto Oliveira de Lima. Chief Executive Officer of Vivo. Appointed 2005. Age 55. Chief Executive Officer and Vice President for Regulatory Matters and Institutional Relations of Vivo Participações S.A., Tele Centro Oeste Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A. since 2005; director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil Ltda. and Portelcom Participações Ltda., all affiliates of Vivo, since 2005; Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005; prior to 1999, held executive positions at Accor Brasil S.A., Rhodia Rhone Poulenc S.A. and Saint Gobain S.A.

Paulo Jorge da Costa Gonçalves Fernandes. Chief Executive Officer of PT Compras, S.A. See “—Board of Directors and the Executive Committee.”

Paulo Manuel Namorado Nordeste. Chief Executive Officer of PT Inovação, S.A. Appointed 1999. Age 52. Infrastructure General Manager from 1998 to 1999; Deputy member of the Board of Directors of INESCTEL from 1995 to 1998; Portugal Telecom’s representative in the Executive Commission of the Telecommunications Institute from 1993 to 1998; Chairman of the Shareholders General Meetings of Instituto Electrotécnico Português (IEP) from 1993 to 1998; Deputy Member of the Board of Directors of MEGASIS from 1993 to 1994; Development and Investigation Manager/CET from 1990 to 1998; National Deputy of the European Union RACE and ACTS program from 1990 to 1998; Scientific Employee at DGXIII-F of the European Union, RACE program, in Brussels from 1986 to 1990; Chief of the Traffic Engineering Division (CET) of Portugal Telecom, S.A. in Aveiro from 1976 to 1986.

Miguel Nuno Piedade Moreira. Chief Executive Officer of PT PRO, S.A. Appointed 2003. Age 46. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 to 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 to 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 to 2000; Manager at Coopers & Lybrand Lisbon from 1992 to 1997; Consultant at Andersen Consulting Lisbon from 1988 to 1992; Industrial Engineer at General Motors from 1983 to 1988.

Joaquim Aníbal Freixial de Goes, a non-executive member of our Board of Directors, is the son-in-law of Ernâni Rodrigues Lopes, the chairman of our Board of Directors.

For information regarding arrangements with major shareholders pursuant to which any person referred to above was selected as a member of our Board of Directors, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Compensation

In the year ended December 31, 2005, we paid aggregate compensation of €10.8 million to our directors and €4.8 million to our executive officers who are not directors. Of the total amount of compensation paid to directors and executive officers in 2005, €5.3 million and €2.1 million, respectively, was based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group.

We have a Remuneration Advisory Committee consisting of three members whose functions include (1) to propose to the Compensation Committee the compensation policy to be adopted with respect to fixed and variable compensation for members of the Board of Directors, (2) to propose the model to be used to calculate the variable compensation of the Chief Executive Officer and other members of the Executive Committee, (3) to annually evaluate the performance of the Chief Executive Officer and other members of the Executive Committee and propose the specific value of variable compensation to be paid to such persons and (4) to propose to the Compensation Committee the value of variable compensation to be paid to the Chairman of the Board of Directors. Patrick Monteiro de Barros, Carlos Oliveira Cruz and João Manuel de Mello Franco are the current members of the Remuneration Advisory Committee.

The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers. The factors included in the variable compensation model for any given year may include performance measures such as consolidated revenues, adjusted EBITDA, adjusted EBITDA minus capital expenditures, net profits before workforce reduction program costs and the ratio of the Total Shareholder Return of Portugal Telecom compared to the Total Shareholder Return of the DJ Stoxx 600 Telecom index, where the “Total Shareholder Return” means the sum of the variation in the share price plus the value of dividends per share. The members of our Compensation Committee are listed below under “—Board Practices”.

Five of our directors and executive officers also participate in the Portugal Telecom pension plan or related plans on the same basis as other employees or former employees who participate in the plan. Three of those persons have begun to receive retirement benefits under the plan, and amounts were accrued in respect of retirement benefits for the other two members. For information on our post retirement benefit payments and obligations generally, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits”.

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

In addition to a statutory audit board, as required by Portuguese law, we have established a separately designated audit committee consisting of independent members of our board of directors in compliance with Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. As of January 1, 2006, the members of our audit committee are: João Mello Franco (Chairman), Nuno Silvério Marques and Thomaz Paes de Vasconcellos.

We are required to disclose whether our board of directors has determined that we have an audit committee financial expert serving on our audit committee, as defined by the U.S. Securities and Exchange Commission. Our board of directors has determined that Thomaz Paes de Vasconcellos and Nuno Silvério Marques are Portugal Telecom’s audit committee financial experts.

According to our audit committee charter, the audit committee must consist of three independent members of the board of directors, appointed by the board of directors. A majority of the members of the audit committee must meet at least once every two months of the year. In addition, the audit committee must meet quarterly, and separately, with the Executive Committee, the statutory audit board and the independent auditors. The audit committee may also meet, as necessary, with any of our officers, employees or consultants.

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

Portugal Telecom’s Compensation Committee was initially created at its General Meeting of August 1995, with the objective of fixing the remuneration of its statutory bodies. It must be reestablished, and its members appointed, periodically by the General Meeting of Shareholders. It is currently made up of the following members: Armando Manuel Marques Guedes (Chairman), Augusto Athayde d’Albergaria and João Manuel de Mello Franco.

The Chairman of our Board of Directors and the members of our Executive Committee are parties to contracts that entitle them to receive the equivalent of between one and two years’ salary if they are not reelected to those offices. In return, those parties agree not to compete with our company for a specified period following the time they cease to hold office with our company.

Employees

We had a total of 13,100 employees in our domestic businesses on December 31, 2005 13,886 on December 31, 2004 and 15,222 on December 31, 2003. We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

The table below sets forth the breakdown in the total number of our employees in the years 2003 through 2005. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2005	2004	2003
Wireline	7,682	8,311	9,075
TMN	1,184	1,133	1,109
PT Multimédia	1,388	1,302	2,588
Vivo(1)	3,042	3,175	3,500
Other Businesses(2)	19,094	13,858	8,600
TOTAL(3)	32,389	27,780	24,872

(1)	The number of employees corresponds to 50% of the employees of Vivo.
(2)	The increases in 2003, 2004 and 2005 resulted primarily from employees working in call center operations in Brazil (Mobitel), which were outsourced externally in previous years. Mobitel had 15,232 employees at December 31, 2005, 7,991 at the end of 2004 and 4,768 at the end of 2003.
(3)	Of this total, we employed 15,222, 13,886 and 13,100, respectively, 2003, 2004 and 2005 in our domestic businesses and 9,650, 13,894 and 19,289, respectively, 2003, 2004 and 2005 in our international businesses.

The net reduction in the number of our employees since 2001 in the wireline business has resulted primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. We reduced our fixed line telephone service workforce by 1,272 employees in 2005. The total costs of these reductions during 2005 were approximately €314.3 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits”.

Share Ownership and Share Option Plans

There are no share option plans currently in place.

As of March 31, 2006, our directors as a group beneficially owned 23,133,874 ordinary shares, representing around 2.05% of our share capital.

The following table provides the number of ordinary shares held by our directors.

	As of March 31, 2006
Director	Ordinary shares	Percent of ordinary shares outstanding
Ernâni Rodrigues Lopes	—	—
Miguel António Igrejas Horta e Costa	23,395	0.002%
Zeinal Abedin Mahomed Bava	63,111	0.006%
Carlos Manuel de Lucena e Vasconcellos Cruz	13,649	0.001%
Iriarte José de Araújo Esteves	8,682	0.001%
Paulo Jorge da Costa Gonçalves Fernandes	100	0.000%
Henrique Manuel Fusco Granadeiro	50	0.000%
Rodrigo Jorge de Araújo Costa	—	—
Joaquim Aníbal Brito Freixial de Goes	2,437	0.000%
Carlos Alberto de Oliveira Cruz	134	0.000%
Jorge Humberto Correia Tomé	—	—
Fernando Abril-Martorell	—	—
António Viana Baptista	9,008	0.001%
Luís de Mello Champalimaud	—	—
Patrick Monteiro de Barros(1)	23,000,000	2.037%
Carlos Manuel de Almeida Blanco de Morais	—	—
João Manuel de Mello Franco(2)	13,308	0.001%
Gerald S. McGowan	—	—
Nuno João Francisco Soares de Oliveira Silvério Marques	—	—
Thomaz de Mello Paes de Vasconcellos	—	—

(1)	Patrick Monteiro de Barros holds, through Telexpress Investments Limited, a company indirectly controlled by him, 23,000,000 ordinary shares.
(2)	Joint ownership with spouse.

None of our other executive officers holds more than one percent of our ordinary shares.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of Portugal Telecom’s share capital for each shareholder which owns 2% or more of Portugal Telecom’s share capital.

	Amount Owned as of March 31, 2006(1)	Percent of Class
Telefónica	112,473,826 ordinary shares	9.96%
Brandes Investments Partners L.P.(2)	54,045,216 ordinary shares	4.79%
	42,051,204 ADSs	3.73%
Banco Espírito Santo Group	94,387,699 ordinary shares	8.36%
Caixa Geral de Depósitos Group	58,053,018 ordinary shares	5.14%
Cinveste, SGPS, S.A.	29,080,000 ordinary shares	2.58%
Fidelity Group	23,592,185 ordinary shares	2.09%
Telexpress Investments Limited	23,000,000 ordinary shares	2.04%
Capital Group Companies	22,074,200 ordinary shares	1.96%

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has the right to acquire beneficial ownership of within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.
(2)	A U.S. registered investment adviser holding shares through its investment management clients.

Portugal Telecom’s major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders.

Currently, the Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of Portugal Telecom’s A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,276,744 of Portugal Telecom’s ordinary shares. These A shares and ordinary shares together represent 1.88% of Portugal Telecom’s share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment when taking actions as a shareholder of our company.

So long as the Portuguese government holds a majority of Portugal Telecom’s A shares, it will have the right, under Portugal Telecom’s articles of association, to veto a number of important actions, including, among other things, the declaration of dividends in excess of 40% of distributable net income in any year and capital increases and other amendments to the articles of association. In addition, so long as the Portuguese government holds a majority of Portugal Telecom’s A shares, its vote will be required to elect one-third of the directors, including the chairman of the Board of Directors. See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management”. The Portuguese government has stated that it will allow us the independence necessary for the future development of our company in a competitive market.

Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica’s share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See “Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica”. On April 22, 2004 and April 23, 2004, Telefónica acquired 37,128,112 and 5,063,480 of our shares, respectively, in the open market. As a result of these acquisitions, Telefónica increased its ownership interest in our ordinary share capital from 4.8% to 8.2%. After these transactions, Telefónica acquired an additional 10,629,271 of our shares, and Telefónica’s ownership interest increased further as a result of our share capital reduction on December 28, 2004. As of December 31, 2005, Telefónica holds 112,473,826 of Portugal Telecom’s ordinary shares, representing 9.96% of our share capital.

In July 2005, Banco BPI, S.A. announced that it had decreased its holding in Portugal Telecom’s share capital from 2.32% to 0.63% through sales to several institutional investors of a total of 19,282,471 ordinary shares.

In November 2003, The Capital Group Companies, Inc., or CGC, announced that it had increased its holding in Portugal Telecom from 2.2% to 5.0%. As a result of our share capital reduction on December 28, 2004, CGC increased its holding in Portugal Telecom to 5.4%. In February 2006, The Capital Group Companies, Inc. (“CGC”) announced that it had decreased its holding in Portugal Telecom’s share capital from 5.6% to 4.4%. In March 2006, CGC announced that it had further decreased its holding in our share capital to 1.96%.

As of March 31, 2006, approximately 22% of our issued share capital was held of record in the form of ordinary shares by approximately 150 U.S. residents. As of March 31, 2006, approximately 5.0% of our issued share capital was held in the form of ADSs by 117 holders of record, including The Depositary Trust Company.

Portugal Telecom is currently subject to a tender offer by Sonae, as described in “Recent Development”.

Related Party Transactions

In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, three of our major shareholders, which are financial institutions, and companies with which some of the members of our Board of Directors hold positions of significant responsibility. See Note 42 to our audited consolidated financial statements.

As of March 31, 2006, Banco Espírito Santo Group, or BES, and Caixa Geral de Depósitos Group, or Caixa, held, directly and indirectly, 8.36% and 5.14% of our issued voting ordinary shares, respectively. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Patrick Monteiro de Barros, a member of the Board of Directors of the Espírito Santo Financial Group, which holds, directly or indirectly, 48.4% of BES, is a non-executive member of our Board of Directors. Jorge Humberto Correia Tomé, a member of the Board of Directors of a subsidiary of Caixa, is a non-executive member of our Board of Directors. From time to time, BES and Caixa provide investment banking, financial advisory and insurance services to us. In April 2000, we signed a strategic partnership agreement with BES and Caixa to develop “new economy” initiatives. See “Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Banco Espírito Santo and Caixa Geral de Depósitos”.

In 2004, we entered into option contracts with BES for the right to acquire shares representing 5% of the share capital of PT Multimédia:

•	Portugal Telecom purchased a call option from Banco Espírito Santo de Investimento, S.A., or BESI, for 6,063 thousand shares of PT Multimédia with a strike price of €26.513 at maturity, which was December 31, 2005. The option could be exercised at any time, but BESI could choose between physical and cash settlement, the latter of which entailed a 15% discount on the strike price;

•	Concurrently, BESI purchased a call option from Portugal Telecom for the 6,063 thousand shares of PT Multimédia with a strike price of €16 per share at maturity, which was December 31, 2005. This option could only be exercised for cash settlement if the stock price of PT Multimédia was higher than the strike price of the option purchased by Portugal Telecom, which would have made the exercise of BESI’s option automatic if Portugal Telecom had exercised its call option; and

•	Portugal Telecom purchased a call option for 1.5 million PT Multimédia shares with a strike price of €23 at maturity, which was December 31, 2005. Portugal Telecom could exercise this option at any time, and BES had a choice between physical and cash settlement, the latter of which entailed a 20% discount on the strike price.

Except in the circumstances described below, we were entitled to receive a premium on the price of such options in the amount of €16,657 thousand, which is the difference between the acquisition prices of the options described above, 50% of which was paid on December 31, 2004 (€8,328,285), and 50% of which was to be paid on the exercise date of the option purchased by BESI or, if the option was not exercised, on December 31, 2005. The options described above matured on December 31, 2005 and were not exercised by either of the parties, as the strike prices established in the contracts were not met. We will only receive the second half of the premium if BESI also receives a premium on the corresponding option contracts it entered into with third parties to hedge its position on this call option.

In April 2006, Telefónica held, directly or indirectly, 9.96% of our issued voting ordinary shares. Miguel António Igrejas Horta e Costa, the Chief Executive Officer of Portugal Telecom, was a non-executive member of the Board of Directors of Telefónica until March 2006, and António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, is a non-executive member of the Board of Directors of Portugal Telecom. Telefónica’s subsidiary Telefónica Móviles is our joint venture partner in Vivo. See “Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica”.

ITEM 8—FINANCIAL INFORMATION

See “Item 18—Financial Statements,” below.

The financial statements included in this Annual Report have not yet been approved by a general meeting of our shareholders.

Legal Proceedings

Claims for Municipal Taxes and Fees

Pursuant to a statute enacted on August 1, 1997, as an operator of a basic telecommunications network, we were exempt from municipal taxes and rights-of-way and other fees with respect to our network in connection with our obligations under our Concession. The Portuguese government has advised us in the past that this statute confirmed the tax exemption under our Concession. The Portuguese government has advised us it will continue to take the necessary actions in order for us to maintain the economic benefits contemplated by our Concession. At this time, we cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in our favor in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by Portugal Telecom, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then Portugal Telecom submitted its response thereto. This appeal is pending before the Administrative Central Court.

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

Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute.

Claims by a Consumer Protection Association

A Portuguese consumer protection association, known as DECO, brought two claims against us in January 1998 in the Lisbon Civil Court. The claims concerned our proposal to introduce new call prices in February 1998, which were subsequently approved by the Portuguese telecommunications regulator (then known as the ICP and now ANACOM), and the DGCC, the Portuguese commerce and competition agency. In the first of the two claims, DECO asked that we be enjoined from implementing our proposal and that ANACOM be barred from approving our proposal. DECO also asked that the court impose a fine of 1,000,000 Portuguese Escudos (approximately €5,000) per day for the period that our new call prices are in effect. In the second claim, a class action, DECO asked the court to declare the new call prices void. It also requested the court to order us to reimburse our customers all excess amounts charged to them as a result of the new call price increases from February 1, 1998, plus interest. DECO asserted that the amount claimed would equal approximately 50% of our income from our wireline telephone service during the period that the new call price increases were in effect.

In both claims brought by DECO, the issue was the new call prices introduced by us and the introduction of a call set-up charge.

In March 2004, PT Comunicações reached a settlement with DECO. According to the terms of this settlement, PT Comunicações did not charge its customers for their national, regional and local calls on

March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004. PT Comunicações also agreed to reimburse any customer who makes a claim for his portion of the 1998 call set-up charges. Under the terms of the settlement, DECO agreed to withdraw both claims, and it did so in late 2004.

In January 1999, DECO filed another claim in the Lisbon Civil Court. This time it sought an injunction against us and ANACOM in connection with the prospective new call prices we would introduce in 1999, to prohibit us from charging a call set-up charge. It also asked for a fine against us of €0.25 million. DECO argued that increases to our call prices were illegal and that a call set-up charge, as opposed to a per-second charge, was a compulsory minimum charge outside the terms of the pricing convention and was therefore illegal. DECO also argued that the increase in our call prices was an abuse of a dominant position by us and thus a breach of unfair competition law. After we introduced our new 1999 call prices, DECO went back to the court and asked for an immediate suspension of the call set-up charge. It also requested that we be required to reimburse all consumers the amounts charged as call set-up charges. We and ANACOM opposed these claims.

In May 1999, the Lisbon Civil Court rejected the claim for an injunction filed by DECO in January 1999. However, DECO filed an appeal to this decision, and in January 2000, the Lisbon Appeals Court issued an injunction ordering us to suspend the call set-up charge. We and ANACOM lodged an appeal against the injunction with the Portuguese Supreme Judicial Court. In October 2000, the Portuguese Supreme Judicial Court confirmed the injunction ordered by the Lisbon Appeals Court. We had, however, introduced new prices in January 2000 that did not include a call set-up charge. Our new prices are based on charging calls by the second, although we charge for a minimum number of seconds for each call. The injunction of January 2000 and the confirmation of the injunction in October 2000 had no practical effect, therefore, on our price structure.

The Lisbon Civil Court, in December 2001, accepted the principal action (upon which the injunction is contingent) brought by DECO in September 1999 and instructed us to return the amounts of the “connection charge” levied on customers in 1999. An appeal against this decision was filed with the Lisbon District Court in January 2002. The Lisbon District Court ruled in favor of the decision of the Lisbon Civil Court in November 2002. We appealed this ruling to the Portuguese Supreme Judicial Court in November 2002. In October 2003, we were notified that the Portuguese Supreme Judicial Court had ruled to uphold the decision of the lower courts and ordered PT Comunicações to refund the amounts of the “connection charge” levied on customers in 1999.

In an effort to discourage any private claims for repayment of the 1999 call set-up charges subsequent to the October 2003 court ruling and to reduce the risk of significant charges, we reached the settlement with DECO described above, whereby we did not charge our customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004. In addition, under the settlement, we opened a period in 2004 during which individuals could seek reimbursement of call set-up charges they had paid in 1999.

Although we believe that the settlement reached with DECO and the related reimbursement of call set-up charges will prevent future legal claims by individual customers for repayment of the 1998 and 1999 call set-up charges, we cannot be certain that companies (to which the reimbursement period was not available, based on legal opinions questioning the validity of reimbursements to such customers) will not bring claims for compensation in the future. The amount of any potential liability in connection with such claims would depend on the number of companies who are able to bring such a claim, the number of calls in respect of which they would make such a claim, or whether they would be able to produce any necessary evidence in respect of such a claim. Given the time elapsed since the 2003 court ruling and the absence of current claims by companies, we believe the risk of significant expenditures pursuant to such claims to be low.

Regulatory Proceedings

We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência relating to (i) PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts; (ii) PT.com (this complaint was formerly against Telepac, which was merged into PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (iii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; (iv) TMN by Optimus for alleged abuse of dominant position in the call termination market; (v) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines; and (vi) PT Conteúdos and TV Cabo for alleged anti-competitive practices in connection with media content and its strategic partnership with SIC. We believe that the Portugal Telecom group has consistently followed a policy of compliance with all relevant laws. We continually review our commercial offers in order to reduce the risk of competition law infringement. We believe that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, we could become subject to penalties, fines, damages or other sanctions. See “Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions” and “Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties”.

On June 8, 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimédia and PT Comunicações. Sonaecom requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called “structural remedy”. However, on February 2, 2006, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission relating to this complaint are now closed. We have not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência. Since the date of the Commission’s response, Sonaecom and its parent Sonae, SGPS, S.A. announced an unsolicited tender offer for all the outstanding ordinary shares of Portugal Telecom, as described in “Recent Development” above.

Sonaecom has also submitted a complaint to the European Commission alleging illegal “state aid” in connection with the Portuguese government’s sale of the basic telecommunications network to us in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted “state aid”. Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal tax from 1995 until such exemption was revoked by Law 5/2004 of February 10, 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal “state aid” which harmed both new operators and the municipalities. We have not received information from the European Commission regarding this complaint.

Other Legal Proceedings

On April 23, 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of February 21, 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM’s administrative decision was issued in contravention of Portuguese and EU law. See “Item 4—Information on the

Company—Regulation—Portugal—Interconnection”. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001.

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

TVI is claiming an amount of about €64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI’s claims. On June 20, 2003, PT Comunicações submitted its response to TVI’s claim, arguing that (i) the statute of limitations on TVI’s claim for compensation has run because the claim relates to events that occurred more that ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI’s claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI’s claim, and we are currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, S.A. (collectively, “HLC”) filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated €15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações’ leased line services and that these actions caused HLC to go bankrupt, injured HLC’s image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC’s losses. PT Comunicações disagrees with HLC’s claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

In March, 2004, TVTEL Grande Porto – Comunicações, S.A., or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TVTEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TVTEL’s telecommunications network. TVTEL alleges that PT Comunicações intended to favor both itself and CATVP – TV Cabo Portugal, S.A, a PT Group company and a direct competitor of TVTEL.

TVTEL is claiming an amount of approximately €15 million from PT for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PTComunicações’s ducts, (2) all of

TVTEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL’s claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding is expected to be completed by the end of June 2006, following which a date for a trial may be set.

We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2005, our provisions to cover probable losses in all legal proceedings (including tax and labor matters) totaled €140.9 million. In addition, we estimate that our potential liability in civil, labor and other proceedings in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €422.4 million as of December 31, 2005.

Distributions to Shareholders

Dividend Information

Portugal Telecom’s policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at Portugal Telecom’s Annual General Meeting. Portugal Telecom’s Annual General Meeting has typically been held in April. On March 6, 2006, our Board of Directors approved the submission to our shareholders of a proposal for the distribution of gross dividends in the amount of €0.475 per share with respect to the fiscal year ended December 31, 2005. This proposal will be considered by our shareholders at the Annual General Shareholders’ Meeting currently scheduled for April 21, 2006.

Portugal Telecom’s ordinary shares and A shares carry the same dividend rights. Portugal Telecom’s Board of Directors decides whether to propose a dividend. Under Portugal Telecom’s articles of association, Portugal Telecom must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to the ability of a two-thirds majority of Portugal Telecom’s shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital. Portuguese law also prohibits the payment of dividends if, following the dividend, a company’s net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium, be applied against accumulated losses. The share issuance premium is the amount corresponding to the subscription price paid for a share over the par value of the share. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2001, 2002, 2003 and 2004 and proposed to be paid for the year ended December 31, 2005. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders.

		Dividends per share
Fiscal Year	Number of shares considered	Payment Date	€	US$
2001	1,254,285,000	May 23, 2002	0.10	0.09
2002	1,254,285,000	May 2, 2003	0.16	0.18
2003	1,254,285,000	April 30, 2004	0.22	0.26
2004	1,166,485,050	May 27, 2005	0.35	0.43
2005(1)	1,128,856,500		0.475	0.58

(1)	Reflects the amount proposed by the Board of Directors and submitted for consideration at the general meeting of shareholders scheduled for April 21, 2006. The U.S. dollar amount of US$0.58 was calculated using the Federal Reserve Bank of New York’s noon buying rate in the City of New York of €0.8260 = US$1.00 on April 14, 2006.

The general rate of withholding income tax on dividends in Portugal is currently 20% for both Portuguese residents and non-residents. See “Item 10—Additional Information—Taxation—Dividends”.

Significant Changes

Sonae Tender Offer

On February 6, 2006, Sonae, SGPS, S.A. and Sonaecom—SGPS, S.A., or Sonaecom, announced an unsolicited tender offer for all the outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) and of Portugal Telecom at a price of €9.50 in cash per share. The offer will be made by Sonaecom and Sonaecom, B.V., both subsidiaries of Sonae, SGPS, S.A., a Portuguese conglomerate engaged in the distribution business, shopping center development, media and telecommunications services, information technology services and other businesses. We refer to Sonae, SGPS, S.A., Sonaecom and Sonaecom, B.V. collectively as “Sonae”. Sonae will also offer €5,000 in cash for each €5,000 in principal amount of outstanding convertible bonds issued by Portugal Telecom pursuant to resolutions of a general meeting of its shareholders on February 5, 2001 and of its board of directors on November 29, 2001.

The commencement of Sonae’s tender offer is subject to the following conditions:

•	the granting of registration of the tender offer by the Comissão do Mercado de Valores, or the CMVM (the Portuguese securities commission);

•	granting of the approvals and administrative authorizations that are required in accordance with Portuguese law or other applicable foreign law, including a non-opposition decision from the Autoridade da Concorrência, the Portuguese competition authority; and

•	a declaration from the CMVM confirming an exemption of Sonae’s duty to launch a subsequent mandatory tender offer as a result of the acquisition of shares and convertible bonds in the tender offer in accordance with specified provisions of Portuguese law.

If and when the tender offer is commenced, the purchase of shares and convertible bonds in the tender offer is subject to several conditions, including the following:

•	acquisition by Sonae of a number of shares such that Sonae and its affiliates hold at least 50.01% of Portugal Telecom’s share capital;

•	authorization at a general meeting of the shareholders of Portugal Telecom allowing the acquisition by Sonae of a stake above 10% of Portugal Telecom’s share capital, in accordance with Article 9 of Portugal Telecom’s articles of association, which prohibit a person that competes directly or indirectly with Portugal Telecom or its subsidiaries from holding more than 10% of Portugal Telecom’s ordinary shares without approval at a general shareholders’ meeting.

•	amendment of Portugal Telecom’s articles to remove any limits to the casting of votes by a shareholder (See “Item 10—Additional Information—Memorandum and Articles of Association—Voting Rights of the Ordinary Shares and the A Shares”); and

•	amendment to the provisions of Portugal Telecom’s articles of association relating to its A shares held by the Portuguese government, or waiver of the rights pertaining to those shares, to the extent necessary to allow the implementation of the reorganization plan for Portugal Telecom to be included by Sonae in its final tender offer materials.

Concurrently with its announcement of the tender offer for ordinary shares and convertible bonds of Portugal Telecom, Sonae announced a tender offer for all the outstanding ordinary shares of Portugal Telecom’s subsidiary PT—MULTIMÉDIA—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or PT Multimédia, for €9.03 per share. Sonae will commence the tender offer for shares of PT Multimédia only if Sonae acquires at least 50.01% of the ordinary shares of Portugal Telecom in the separate tender offer for that company.

On February 27, 2006, Sonae submitted preliminary tender offer materials to the CMVM. On March 6, 2006, the boards of directors of Portugal Telecom and PT Multimédia responded to Sonae’s preliminary tender offer materials, recommending that shareholders reject the Sonae tender offers (see “Item 3—Key Information—Risk Factors—The Benefits of Our Strategy and Our Financial Targets May Not Be Realized”).

Sale of Lusomundo Media

In August 2005, we completed the sale of Lusomundo Media for net proceeds of approximately €174 million. Through this disposition, we exited the newspaper publishing and distribution and radio programming businesses. See “Item 4—Information on the Company—Multimedia Business—Formation and Development”.

Repayment of Debt

On February 21, 2006, PT Finance repaid the Eurobond issued on February 21, 2001 under PT’s global medium term note program, which had an outstanding amount due of €899.5 million as of December 31, 2005.

Ratings

On March 8, 2006, PT was downgraded to BBB+ by Standard & Poors’ and to Baa1 by Moody’s as a result of PT’s announcement on March 6, 2006 that it is conditionally stepping up its shareholder remuneration policy until 2008. See “Item 3—Key Information—Risk Factors—Our Recent Ratings Downgrade Required Us to Seek a Waiver from Some of Our Lenders and Could Affect Our Ability to Obtain Future Financing” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Credit Ratings”.

Vivo Corporate Reorganization

On February 22, 2006, the requisite percentages of the voting shareholders of the Vivo companies approved a corporate reorganization. The corporate reorganization consisted of a merger of shares under Brazilian law (incorporação de ações) of TCO with TCP and the merger of companies under Brazilian law (incorporação de empresas) of Tele Leste, Tele Sudeste and Celular CRT Participações with TCP. Pursuant to the mergers, holders of common shares, preferred shares and ADSs of TCO, Tele Leste, Tele Sudeste and Celular CRT Participações are entitled to receive:

•	3.0830 common shares, preferred shares or ADSs of TCP for each TCO common share, preferred share or ADS, respectively, they hold;

•	3.8998 common shares, preferred shares or ADSs of TCP for each Tele Leste common share, preferred share or ADS, respectively, they hold;

•	3.2879 common shares, preferred shares or ADSs of TCP for each Tele Sudeste common share, preferred share or ADS, respectively, they hold;

•	7.0294 common shares or preferred shares of TCP for each Celular CRT Participações common share or preferred share, respectively, they hold.

In connection with the mergers, TCP was renamed “Vivo Participações S.A.” On March 31, 2006, common shares and preferred shares of Vivo began trading on the São Paulo Stock Exchange under the ticker symbols “VIVO3” and “VIVO4”, respectively, and ADSs of Vivo began trading on the New York Stock Exchange under the ticker symbol “VIV”.

Vivo undertook the corporate reorganization in order to align the interests of shareholders of the Vivo companies, to increase the liquidity of the securities held by those shareholders, to simplify the shareholding and organizational structure of the Vivo business and expand its shareholder base, and to take advantage of important synergies among the companies.

ITEM 9—THE OFFER AND LISTING

Price History of the Company’s Stock

The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2001, 2002 and 2003 and for each quarter of 2004 and 2005. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2001	11.76	6.31	11.15	6.14
2002	9.40	4.55	8.44	4.62
2003	8.00	5.56	10.02	6.06
2004	9.42	7.98	11.78	9.76
First quarter	9.42	7.98	11.78	10.02
Second quarter	9.28	8.20	11.66	9.76
Third quarter	8.94	8.13	11.00	9.98
Fourth quarter	9.27	8.78	12.37	11.19
2005	9.73	7.38	12.51	8.80
First quarter	9.73	8.90	12.51	11.57
Second quarter	9.23	7.55	11.93	9.24
Third quarter	8.16	7.44	10.10	8.94
Fourth quarter	8.69	7.38	10.29	8.80

The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the Euronext Lisbon Stock Exchange and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
October 2005	7.73	7.38	9.31	8.80
November 2005	7.94	7.54	9.26	8.93
December 2005	8.69	7.80	10.29	9.18
January 2006	8.87	8.13	10.70	9.83
February 2006	9.79	8.09	11.66	9.82
March 2006	10.29	9.70	12.43	11.52
April 2006 (through April 13, 2006)	10.18	10.10	12.47	12.14

On April 13, 2006, the closing price of the ordinary shares on the Euronext Lisbon Stock Exchange was €10.14 per ordinary share. On April 13, 2006, the last reported sale price of the ADSs on the New York Stock Exchange was US$12.37 per ADS.

Markets

Portugal Telecom’s ordinary shares are listed on the Eurolist by Euronext of the Euronext Lisbon Stock Exchange.

In the United States, the ordinary shares trade on the New York Stock Exchange under the symbol “PT” in the form of ADSs, each representing one ordinary share.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

Portugal Telecom, SGPS, S.A., is a limited liability holding company organized under the laws of the Republic of Portugal. Portugal Telecom is registered in the Portuguese commercial registry under the entry number 3602.

Object and Purpose

Portugal Telecom’s object and purpose, which is described in article three of its articles of association, is that of a holding company. Portugal Telecom manages ownership interests in operating companies. Portugal Telecom may, without restriction, acquire or hold quotas or shares in any company, as defined under Portuguese law, hold participations in complementary groups of companies or in European economic interest groups of companies and form or participate in any temporary or permanent association with public or private companies.

Certain Provisions with Respect to Board Members

Agreements between Portugal Telecom and its directors must be authorized by a resolution of the board of directors and the statutory audit board. Portugal Telecom’s directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Portugal Telecom’s directors do not have the power to vote compensation to themselves in the absence of an independent quorum. Portugal Telecom’s directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age-limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

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

Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve, until this reserve represents 20% of share capital. As of December 31, 2005, Portugal Telecom’s legal reserve was equal to approximately 15.9% of share capital. As a result, deductions for the legal reserve will continue to be made for the foreseeable future. Although other reserves established under a company’s articles of association are generally deducted from that company’s distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders’ meeting.

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

Portuguese law also prohibits the payment of dividends when a company’s net worth is less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association of the company. The payment of a dividend would also be illegal under Portuguese law if, following the payment, the company’s net worth would become smaller than such sum. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

Any dividend in excess of 40% of Portugal Telecom’s distributable net income in any year may be vetoed by a majority of the holders of the A shares, voting as a class. Each dividend must also be approved by a majority of the votes cast at a shareholders’ meeting. At a shareholders’ meeting, the shareholders may also authorize a dividend in excess of the amount proposed by the board of directors. A proposed dividend may also be reduced or canceled by a two-thirds majority of the votes cast at a shareholders’ meeting. The board of directors, subject to certain conditions, including the consent of Portugal Telecom’s statutory audit board and the certification of an independent auditor, may also authorize the payment of interim dividends.

In March 2006, our board of directors presented a proposal for the Annual General Shareholders’ Meeting currently scheduled for April 21, 2006 for the approval of a reduction of Portugal Telecom’s excess capital, preceded by a share capital increase through the incorporation of legal reserves. Upon the completion of these transactions, Portugal Telecom’s share capital would equal approximately 35% of its current share capital, and the legal reserve would be reduced in accordance with the new share capital.

Voting Rights of the Ordinary Shares and the A Shares

Shareholders are entitled to one vote per the number of shares held whose nominal value equals €500. In March 2006, our board of directors presented a proposal for the Annual General Shareholders’ Meeting currently scheduled for April 21, 2006 for the amendment of the articles of association to establish that shareholders are entitled to one vote per each 500 shares held. This proposed amendment is intended to allow the vote of our current shareholders to remain unchanged, in spite of the proposed reduction in par value per share from €1.00 per share to €0.35 per share in connection with the proposed reduction in share capital described in “—Dividends on the Ordinary Shares and the A Shares” above.

Except for the special voting powers of the A shares described below, matters are decided at a shareholders’ meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution or merger of Portugal Telecom and certain other matters mandated by Portuguese law, require the approval of two-thirds of votes cast at a shareholders meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day at a second call of such meeting by (i) a two-thirds majority of the votes cast at the meeting or (ii) a simple majority of the votes cast if at least one half of the share capital is represented.

The board of directors currently consists of twenty directors. A new board of twenty-one directors will be elected at the Annual General Shareholders’ Meeting currently scheduled for April 21, 2006. The directors are elected by a majority of the votes cast at the annual shareholders’ meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors. Members of the board of directors are elected for a three-year period and may be re-elected on one or more occasions.

Under the Portuguese Companies Code, a company may not vote its treasury stock. Treasury stock will not be counted towards a quorum or for purposes of determining a majority of votes cast. The purchase by Portugal Telecom of its own shares generally must be approved by its shareholders in accordance with the articles of association. Under Portuguese law, a Portuguese company may not, except under certain limited circumstances, purchase more than 10% of its nominal share capital as treasury stock.

Under Portuguese law and the articles of association, the voting rights exercised by a single shareholder, except those of the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom’s share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of Portugal Telecom’s share capital. Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual ADS holder will not be accepted by Portugal Telecom as votes of the ordinary shares to the extent that such votes, together with any votes cast by such ADS holder as holder of ordinary shares, exceed 10% of the voting power of Portugal Telecom.

Special Approval Rights of the A Shares

The majority of Portugal Telecom’s A shares must be held by either the Portuguese government or by an entity majority-owned and controlled by the Portuguese government. Under the articles of association, the holders of Portugal Telecom’s A shares, based on a majority voting as a class, may veto a number of actions of the shareholders of Portugal Telecom, including the following:

•	election of one-third of the directors, including the chairman of the board of directors;

•	authorization of a dividend in excess of 40% of Portugal Telecom’s distributable net income in any year;

•	capital increases and other amendments to the articles of association;

•	issuance of bonds and other securities;

•	authorization of a shareholder that is performing an activity that is in competition with Portugal Telecom to hold more than 10% of ordinary shares;

•	altering Portugal Telecom’s general objectives and fundamental principles governing Portugal Telecom’s policies; and

•	defining Portugal Telecom’s investment policies, including the authorization of acquisitions and dispositions.

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

Liquidation Rights

The ordinary shares and A shares have pro rata rights to share in Portugal Telecom’s assets upon its liquidation.

Changes in Rights of Shareholders

The rights of holders of Portugal Telecom shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders’ meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the initial meeting, then such matters may be approved at a later date at a second call of such meeting by a two-thirds majority of the votes cast at the meeting or a simple majority of the votes cast if at least one half of the share capital is represented.

Shareholders’ Meetings

Shareholders’ meetings may be held at Portugal Telecom’s principal office or, when the principal office does not have satisfactory conditions for the meeting, at another location in Lisbon. Shareholders’ meetings are called by publication of a notice on the Ministry of Justice’s website (http://publicacoes.mj.pt), the CMVM’s website (www.cmvm.pt), and our website (www.telecom.pt), and in a Lisbon newspaper. An annual shareholders’ meeting must be held before the end of May and must be convened on not less than one months’ notice. At the annual shareholders’ meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the board of directors, the statutory audit board or shareholders holding at least 5% of share capital.

To attend a shareholders’ meeting in person or by proxy or to vote by courier, shareholders must demonstrate that the ordinary shares they hold are registered in a securities account for ordinary shares at least five business days in advance. Shareholders may appoint proxies in writing. No shareholder may be represented by more than one representative. Each shareholders’ meeting is presided over by a chairman appointed by the shareholders.

Transfer of Ordinary Shares, Limitations on Shareholdings

There are no restrictions on the transferability of the ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either owning or no longer owning at least 2%, 5%, 10%, 20%, 1/3, 1/2, 2/3 or 90% of Portugal Telecom’s voting rights must notify Portugal Telecom, the managing entity of the Euronext Lisbon Stock Exchange and the CMVM within three calendar days.

Portugal Telecom’s articles of association contain limitations on ownership, as well as enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom’s activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom’s share capital, without the authorization of a shareholders meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of them, (i) offers, in or outside of Portugal, “public use telecommunications services” (except “audiotext services”) or “network services,” as such terms are defined under Portuguese law or (ii) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the statutory audit body. The Bank of New York, as depositary, and its nominees are excepted from this requirement.

If any such shareholder holds or controls ordinary shares in excess of 10% of Portugal Telecom’s share capital, the shareholders may decide at a shareholders’ meeting to require the cancellation of the ordinary shares held in excess of such 10% limit. In such case, Portugal Telecom must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. However, within five days of receipt of notice of such a decision by the shareholders’ meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of Portugal Telecom’s share capital by sale or other disposition of the excess ordinary shares within 30 days. By making such request, such shareholder renounces, pending the conclusion of such sale or disposition, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions.

There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in Portugal Telecom.

Change of Control Provisions

There are no provisions of the articles of association that would have the effect of delaying, deferring or preventing an authorized change in control of Portugal Telecom and that would operate only with respect to a merger, acquisition or corporate restructuring involving Portugal Telecom or any of its subsidiaries. However, as long as the Portuguese government holds a majority of Portugal Telecom’s A shares, it will have the right, under the articles of association, to veto any actions concerning Portugal Telecom’s investment policies, including the authorizations of acquisitions and dispositions. In addition, under Portuguese law and the articles of association, the voting rights exercised by a single shareholder, except the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom’s share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of Portugal Telecom’s share capital. The articles of association contain limitations on ownership, as well as enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom’s activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom’s share capital, without the authorization of a shareholders’ meeting.

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

In response to the heightened focus world-wide on corporate governance in recent years, the CMVM, amended its “Recommendations on Corporate Governance” and the complementary “Basic Text on Corporate Governance”, or Regulation 7/2001, in November 2003. The Recommendations govern matters involving shareholder powers, rights and meetings, boards of directors and senior management, committees, board independence, internal control systems and disclosure.

The Portuguese Companies Code is legally binding on any company listed on Euronext Lisbon. The Companies Code establishes corporate governance standards in respect of the following:

•	Shareholder pre-emptive rights, which are intended to protect shareholders and holders of securities convertible into shares against a decrease in equity value;

•	Share capital formation and capital increases, including the mandatory verification by independent auditors of non-cash inflows, such as fixed assets;

•	Dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances;

•	Shareholders’ meetings, including minimum notice requirements, minority rights and requirements that shareholders elect the chairman of the meeting and an autonomous body empowered to convene and conduct the meetings;

•	Annual reports of management to the shareholders’ meeting;

•	Shareholder access to information, including the right to put questions to management and request information in general meetings and minority rights to request information regarding a company’s performance;

•	Shareholder rights to request the judicial nullification of decisions made at a shareholders’ meeting and to request prospectively the suspension of a scheduled shareholders’ meeting;

•	Board structure, both two-tiered boards, with a management board and a supervisory or non-management board, and single-tiered boards, with one administrative body, are permissible under Portuguese law. Single-tiered boards distinguish between supervisory and management functions with the creation of an Executive Committee;

•	Appointment of Board Members;

•	Audit function, which is conducted by a statutory audit board that is elected by shareholders and is entitled to participate in board meetings;

•	Conflict of interest, which is strictly regulated and includes a requirement that board members make their share transactions and significant shareholdings public and that they recuse themselves from participating and voting in any matters in which they have a personal interest; and

•	Fiduciary duty of board members to shareholders and the company.

Compensation of members of our board of directors is established by our shareholders at a meeting of the shareholders or by a compensation committee appointed by a shareholders’ meeting.

Summary of Significant Differences between Portuguese Corporate Governance Practices and the New York Stock Exchange’s, or NYSE, Corporate Governance Standards

The following paragraphs provide a brief, general summary of significant differences between the corporate governance practices followed by Portuguese companies, such as Portugal Telecom, and those required of domestic companies under NYSE listing standards.

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

In Portugal Telecom’s case, the function of the Chairman of its Board of Directors is currently independent from the function of its Chief Executive Officer. See “Item 6—Directors, Senior Management and Employees”. However, if the proposal for the election of a new Board of Directors and other corporate bodies submitted by the shareholders Banco Espírito Santo and Caixa Geral de Depósitos to the Annual General Shareholders’ Meeting currently scheduled for April 21, 2006 is approved, the Chairman of our board of directors for the 2006-2008 term will simultaneously serve as Chief Executive Officer.

The NYSE listing standards provide that the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management in order to empower them to serve as a more effective check on management. There is no similar requirement or recommendation under Portuguese law.

Committees. The NYSE listing standards require that a U.S. listed company must have a nominating/corporate governance committee and a compensation committee, and that all listed companies, including non-U.S. listed companies, must have an audit committee that satisfies the requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. U.S. listed companies must have an audit committee that fulfils additional, NYSE-imposed requirements. The NYSE listing standards require each of these committees to consist solely of independent directors and to have a written charter that addresses certain matters specified in the listing standards. The NYSE’s detailed requirements for the contents of audit committee charters do not apply to non-U.S. listed companies.

Portuguese law does not require us to create any committees. However, the CMVM recommends that companies form committees at the supervisory board level to evaluate corporate governance structures and practices.

Portugal Telecom established an Audit Committee in December 2003, consisting of independent members of its Board of Directors. The Audit Committee’s primary function is to advise the Board of Directors and the Executive Committee with respect to (i) financial reporting quality and integrity, (ii) external auditor independence and capability and (iii) internal control system quality, integrity and efficiency and to supervise the external auditors and the performance of the statutory auditors.

The Audit Committee also monitors our compliance with legal provisions, regulations, recommendations and guidelines issued by the SEC, NYSE, CMVM, and the Euronext Lisbon Stock Exchange and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

Portugal Telecom created a corporate governance committee in July 2004. This committee is responsible for evaluating Portugal Telecom’s corporate governance principles and advising the Board of Directors on rules of conduct and corporate governance practices, including advising the Board as to the company’s management structure and its relationships with shareholders and the market in order to prevent conflicts of interest and ensure the flow of information. The corporate governance committee also monitors compliance with our Code of Ethics.

Disclosure. The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address: director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the Board of Directors. In addition, the CEO of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

Under Portuguese law, the executive management and board of directors are required to disclose either that they are in compliance with the recommendations set forth by the CMVM or which recommendations they have not followed and provide reasons therefore. This disclosure is located in our Corporate Governance Report, which is attached as an appendix to our Portuguese annual report and to the English translation of that report.

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

Portugal Telecom has a code of ethics that complies with Exchange Act requirements and approved a separate code of ethics for financial officers in December 2004. See “Item 16B—Code of Ethics”.

Shareholder Approval of Equity Compensation Plans. The NYSE listing standards provide that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and qualified plans, parallel excess plans and Section 423 of the U.S. Internal Revenue Code plans. Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The CMVM recommends that the proposal submitted to the shareholders’ meeting concerning the approval of schemes for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or employees must include all details necessary for a correct evaluation of the scheme. The full text of the scheme, if available, must be attached to the proposal.

Material Contracts

In May 2004, ANACOM and the DGCC approved the 2004 fixed telephone service prices proposed by PT Comunicações. These prices were set within the pricing convention, complying with the price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices became effective in August 2004, with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively. See “Item 4—Information on the Company—Our Businesses—Wireline Business”.

A new price basket for 2005, approved by ANACOM, came into effect on July 1, 2005 and complied with the price cap of CPI-2.75% in terms of the average annual change. The average annual changes in the price of the main components of the basket were as follows: (1) line rental prices increased by 1.7%, (2) local call prices increased by 0.5%, (3) regional call prices decreased by 24.1% and (4) domestic long distance call prices decreased by 25.3%. The number of call types used in the price basket was reduced from three to two, namely local and domestic long distance, to simplify the tariff structure. In contrast to previous years, the price cap was applied only to the residential segment and not to the corporate segment. See “Item 4—Information on the Company—Our Businesses—Wireline Business”.

In 2004, PT Multimédia established a share buyback program, which included the issuance of put warrants for PT Multimédia shares. This program allowed shareholders who held 10 put warrants to sell one PT Multimédia share at a price of €21.50 per share in the case of physical settlement of the put warrants. Alternatively, shareholders could choose financial settlement of the put warrants and receive an amount in cash determined under the final terms and conditions approved by PT Multimédia. In March 2005, Portugal Telecom opted for the financial settlement of 90,304,850 (before the stock split by PT Multimédia in 2005) put warrants for PT Multimédia shares. Under the final terms and conditions that were later on approved by PT Multimédia’s board of directors, Portugal Telecom received a unit value of €0.307 per put warrant.

In August 2005, PT Multimédia sold Lusomundo Serviços, SGPS, S.A., including 80.91% of Lusomundo Media, SGPS, S.A., to Controlinveste, SGPS, S.A. In connection with this transaction, Portugal Telecom previously sold to PT Multimédia the 5.94% shareholding it directly held in the share capital of Lusomundo Media, SGPS, S.A. PT Multimédia received net proceeds from Controlinveste, SGPS, S.A. in the amount of approximately €174 million, of which €10.1 million were paid to Portugal Telecom for the purchase of the 5.94% shareholding referred to above.

Also in August 2005, PT Brasil signed an agreement with Embratel for the sale of its 100% interest in PrimeSys, the Brazilian provider of telecommunications business solutions to large corporate clients. PT Brasil received €101.8 million in the transaction, which closed in November 2005.

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

Taxation

The following is a summary of the material Portuguese and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by U.S. Holders, as defined below. This discussion does not address all aspects of Portuguese and U.S. federal income taxation that may be relevant to a particular holder based on such holder’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder (i) which owns or has owned (directly, indirectly or through attribution) 10% or more of Portugal Telecom’s voting power; (ii) which is a dealer in securities, an insurance company, a bank, a tax-exempt organization, or a partnership or other pass-through entity; (iii) which holds Portugal Telecom’s ordinary shares or ADSs as a part of an integrated investment (including a “straddle”) comprised of the ordinary shares or ADSs and one or more other positions; or (iv) whose functional currency is not the U.S. dollar. This discussion generally applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets.

In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws (other than certain Portuguese tax laws).

The description of the Portuguese and U.S. federal income tax laws and practices set forth below is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the U.S. Internal Revenue Code of 1986, as amended, hereinafter referred to as the “Code,” its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as the convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the protocol thereto, hereinafter referred to as the “Tax Treaty.” These laws and practices and the Tax Treaty may be subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of The Bank of New York as depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of June 25, 1999, which governs Portugal Telecom’s ADSs and any related agreement will be performed in accordance with its terms.

As used in this section, the term “U.S. Holder” means a beneficial owner of ordinary shares or of ADSs that is:

•	a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation organized under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

•	a trust (a) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and elected to continue to be so treated.

The application of the Tax Treaty, as described below, to U.S. Holders is conditioned upon, among other things, that the U.S. Holder:

•	is a resident of the U.S. for purposes of the Tax Treaty;

•	is entitled to the benefits of the Tax Treaty under the limitations of benefit provisions contained in Article 17 of the Tax Treaty; and

•	does not have a fixed place of business or a permanent establishment in Portugal with which its ownership of ordinary shares or ADSs is attributable.

For purposes of the Tax Treaty and for U.S. federal income and Portuguese tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs.

We urge prospective investors to consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the ordinary shares and ADSs, including, in particular, whether they are eligible for the benefits of the Tax Treaty and any tax consequences arising under any other applicable tax laws of the United States or Portugal or any other jurisdiction.

Dividends

Portuguese Taxation. The general rate of withholding tax on dividends in Portugal is currently 20% for both Portuguese residents and non-residents.

Under the Tax Treaty, the rate of withholding tax on dividends distributed to U.S. Holders generally may not exceed 15%. In order to apply the reduced treaty rate, Portugal Telecom must have confirmation that each shareholder is entitled to the benefits of the Tax Treaty and must possess a specific form duly certified by the U.S. tax authorities, prior to the date the dividends are made available to shareholders. If this form is not available as of the relevant date, withholding tax should be levied at the 20% rate. The 5% excessive withholding can nevertheless be subsequently reimbursed by the Portuguese tax authorities, pursuant to specific claims of individual shareholders within two years following the date the dividends are made available.

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

The U.S. dollar value of any cash distribution paid in Euros, including the amount of any Portuguese taxes withheld therefrom, will be equal to the U.S. dollar value of the Euros calculated by reference to the spot exchange rate in effect on the date of receipt by the U.S. Holder, in the case of ordinary shares, or by The Bank of New York as depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder should not recognize any foreign currency gain or loss if such Euros are converted into U.S. dollars on the day the U.S. Holder or The Bank of New York as depositary, as the case may be, receives the Euros. If the Euros are not converted into U.S. dollars on the date of receipt, however, a U.S. Holder may recognize gain or loss upon a subsequent sale or other disposition of the Euros (including an exchange of the Euros for U.S. dollars). Such gain or loss, if any, will be ordinary income or loss for U.S. federal income tax purposes and will be U.S. source gain or loss.

Subject to certain conditions and limitations, Portuguese tax withheld with respect to dividend distributions in accordance with Portuguese law will be eligible for credit against a U.S. Holder’s federal income tax liability. A U.S. Holder will be denied a foreign tax credit with respect to Portuguese withholding tax on dividends from us if such U.S. Holder has not held the ADSs or ordinary shares for a minimum period during which it is not protected from risk of loss or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. As an alternative to claiming a foreign tax credit, a U.S. Holder may claim a deduction for Portuguese withholding tax, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. If a U.S. Holder is denied a foreign tax credit because of the holding period requirement described above, however, the U.S. Holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. Holder claimed the foreign tax credit for other taxes in the same taxable year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

Dividends distributed by Portugal Telecom with respect to ordinary shares or ADSs generally should constitute “passive income” or, in the case of certain holders, “financial services income” for U.S. foreign tax credit limitation purposes (or, for tax years beginning after December 31, 2006, as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes).

Foreign tax credits that were not used due to the foreign tax credit limitation may generally be carried back one year and forward ten years, subject to the limitations referred to above. The rules relating to the determination of the foreign tax credit are complex, and therefore, each U.S. Holder is urged to consult with its tax advisor to determine whether and to what extent such holder would be entitled to this credit.

Dividends paid to a non-corporate U.S. Holder in taxable years beginning on or before December 31, 2008 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided certain holding period and other requirements are met. Dividends received from “qualified foreign corporations” will generally qualify as qualified dividend income. A non-U.S. corporation that is not a “passive foreign investment company” generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). In addition, the U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a “passive foreign investment company”, the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the 15% rate and the related restrictions and special rules.

Distributions in excess of Portugal Telecom’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares or ADSs, and thereafter as gain from the sale of ordinary shares or ADSs. Consequently, such distributions in excess of Portugal Telecom’s current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Portuguese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend (as discussed above).

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

U.S. Federal Income Taxation. Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder’s tax basis in the ordinary shares or ADSs. Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be a capital gain or loss and generally will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year. Net capital gain of a non-corporate U.S. Holder that is recognized from the sale of ordinary shares or ADSs through taxable years beginning on or before December 31, 2008 is generally taxed at a maximum rate of 15% where the holder has a holding period of more than one year. The deductibility of capital losses is subject to limitations.

Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally should be from sources within the U.S. for foreign tax credit limitation purposes. Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a “passive foreign investment company,” and we expect to operate in such a manner so as not to become a “passive foreign investment company.” If, however, we are or become a “passive foreign investment company,” U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the “passive foreign investment company” rules.

Reportable Transactions

Under applicable U.S. Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the acquisition, ownership or disposition of ordinary shares or ADSs, or any related transaction, including without limitation, the disposition of any Euros (or other foreign currency) received as a dividend or as proceeds from the sale of the ordinary shares or ADSs.

U.S. Information Reporting and Back-up Withholding

In general, U.S. information reporting will apply with respect to dividends paid on or proceeds of the sale or other disposition of an ordinary share or ADS that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside the U.S.), unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. A back-up withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Any amounts withheld under the back-up withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

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

We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Portuguese GAAP, and our annual report on Form 20-F, which includes a reconciliation to U.S. GAAP of net income and shareholders’ equity. We also furnish the depositary with six month reports in English which include audited semi-annual consolidated financial information prepared under Portuguese GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Securities Exchange Act of 1934 relating to short-swing profit disclosure and liability.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Portugal Telecom’s most significant market risk exposures are interest rate risk and exchange rate risk and, to a lesser extent, commodity risk. We actively manage interest rate risk and foreign currency exchange rate risk through our regular operating and financing activities as well as through financial derivative instruments.

Derivative contracts are entered into with major financial institutions, after careful analysis and approval from Portugal Telecom’s Executive Committee. We regularly review their market value and risks in order to assess and manage our exposure to market risk.

Interest Rate Risk

Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. During 2005, the total notional amount of our interest rate swaps portfolio did not change significantly, as only small adjustments were made to our portfolio in result of new debt agreements entered into and partial amortization of other hedged loans.

As of December 31, 2005, approximately 66.6% of our total indebtedness carried fixed interest rates, compared to 50.9% at the end of 2004. The increase in the proportion of our fixed rate debt is mainly due to the fact that almost all debt issued in 2005, including eurobonds in the total amount of €2 billion and loans from the European Investment Bank (EIB) in the total amount of €250 million, bears interest at a fixed rate.

The floating rate component of our total indebtedness is mainly subject to fluctuations in the European Interbank Offered Rate (EURIBOR), CDI (Crédito Depositário Interbancário, a Brazilian interbank interest rate) and EIB rates. The interest rates on EIB loans are determined by reference to the EIB’s internal interest rates, typically set at quarterly intervals. The EIB’s interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB’s interest rates are generally competitive. EIB floating rates remained very close to EURIBOR flat rates during 2005.

Exchange Rate Risk

Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. Most of Vivo’s subsidiaries’ debt is originally denominated in foreign currencies, including U.S. dollars and Japanese Yen. Vivo’s policy is to hedge against these currencies exchange risk so, as a result, most of the debt of Portugal Telecom’s Brazilian subsidiaries was either Real-denominated or had been swapped into Reais, as of December 31, 2005. We remain exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt. As of December 31, 2005, approximately 1.8% of our total indebtedness was denominated in U.S. dollars, compared with 2.2% at the end of 2004 (taking into consideration cross-currency swaps). Our total net exposure to the U.S. dollar, including certain free-standing derivatives, amounted to negative US$140 million as of December 31, 2005.

Equity Price Risk

We face equity price risk with regard to our shares in Telefónica and BES. Under IFRS, our interests in Telefónica and BES are recorded at their fair value, with a value of approximately €60.6 million as of December 31, 2005. See Note 29 to our audited consolidated financial statements.

In order to facilitate the completion of our share buyback program, we have entered into equity swaps for 13,240,000 of our own shares. In view of the difference between the exercise price of those derivatives (ranging from €7.56 to €8.23 per share) and the market price of our shares, these equity swaps have been recorded as liabilities based on the present value of the amount to be paid at settlement. These instruments had maturities ranging from nine to 12 months.

In order to increase our exposure to PT Multimédia, Portugal Telecom has entered into equity swaps for 30,575,090 PT Multimédia shares as follows: (i) 18,375,090 shares, with an exercise price of €8.87 and a maturity of four months and (ii) 12,200,000 shares, with an exercise price of €7.05 and a maturity of four months.

The following tables provide information about our debt and derivative instruments as of December 31, 2005 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account associated derivatives entered into with the purpose of hedging debt risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2005.

In addition, the tables reflect our interest in Vivo’s loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts or fair value amounts of the instruments because we proportionally consolidate Vivo’s assets and liabilities in our balance sheet under IFRS as of December 31, 2004 and 2005.

The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Vivo.

Debt Sensitivity to Interest Rates

(Euro million)

Expected Maturity Date

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)	17	11	8	—	—	—	36	37
Average Interest Rate	3.98%	3.84%	3.77%	—	—	—	3.91%
EIB Loans (€) with associated interest rate swaps	52	72	104	99	99	267	692	715
Average Interest Rate	4.19%	4.41%	4.42%	4.40%	4.37%	4.17%	4.32%
Total EIB Fixed Rate Loans	69	82	112	99	99	267	727	752

Non-EIB Fixed Rate Loans
Loans (€)	9	7	7	9	9	52	93	93
Average Interest Rate	4.47%	4.47%	4.47%	4.46%	4.46%	4.46%	4.46%
Bonds (€)(2)	899	(2)	(2)	878	(1)	1,993	3,764	3,789
Average Interest Rate	4.63%	4.28%	4.27%	4.27%	4.11%	4.26%	4.32%
Exchangeable bonds (€)	390	—	—	—	—	—	390	390
Average Interest Rate	2.00%	—	—	—	—	—	2.00%
Loans (US$)	20	0	0	0	0	0	20	20
Average Interest Rate	6.12%	4.15%	0.75%	0.75%	0.75%	0.75%	6.04%
Loans (US$) with associated €/US$ swaps	1	—	2	1	—	—	4	4
Average Interest Rate	3.62%	3.62%	3.62%	3.62%	—	—	3.62%
Loans (R$)	2	—	0	—	—	—	2	2
Average Interest Rate	15.15%	8.02%	8.02%	—	—	—	13.04%
Loans (Other currencies)	0	0	2	2	2	2	9	9
Total Non-EIB Fixed Rate Loans	1,321	5	10	889	9	2,047	4,282	4,308
Total Fixed Rate Debt	1,390	88	122	988	108	2,314	5,010	5,060

Floating Rate Debt
EIB Floating Rate Loans
Loans (US$) with associated €/US$ swaps(4)	10	10	10	10	10	10	60	59
Average Spread—ref. Euribor	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total EIB Floating Rate Loans	10	10	10	10	10	10	60	59

Non-EIB Floating Rate Loans
Loans (€)	711	34	35	273	336	83	1,473	1,484
Average Spread—ref. Euribor	0.15%	0.21%	0.22%	0.23%	0.23%	0.23%	0.20%
Loans (US$)	3	12	11	—	—	—	27	28
Average Spread—ref. USD Libor	1.47%	1.54%	1.65%	—	—	—	1.53%
Loans (US$) with associated US$/R$ swaps(3)	214	304	20	5	5	—	549	639
Average Spread—ref. % of CDI	94.95%	100.70%	90.59%	95.43%	95.43%	—	96.88%
Loans (JPY) with associated JPY/R$ swaps(4)	35	48	—	—	—	—	83	89
Average Spread—ref. % of CDI	102.99%	99.39%	—	—	—	—	101.68%
Bonds (R$)	—	—	91	—	—	—	91	98
Average Spread—ref. % of CDI	104.40%	104.40%	104.40%	—	—	—	104.40%
Loans (R$)	28	—	—	—	—	182	210	217
Average Spread—ref. % of CDI	102.62%	103.30%	103.30%	103.30%	103.30%	103.30%	103.22%
Loans (R$)	—	—	2	—	—	—	2	3
Average Spread—ref. CDI	1.00%	1.00%	1.00%	—	—	—	1.00%
Loans (R$)	23	20	5	4	4	2	58	57
Average Spread—ref. TJLP (a Brazilian long-term interest rate)	4.04%	4.19%	4.56%	4.60%	4.60%	4.60%	4.22%
Loans (R$) with associated interest rate swaps	—	21	—	—	—	—	21	22
Average Spread—ref. % of CDI	106.80%	106.80%	—	—	—	—	106.80%
Loans (Other currencies)	1	—	—	—	—	—	1	1
Total Non-EIB Floating Rate Loans	1,015	439	165	282	346	268	2,515	2,638
Total Floating Rate Debt	1,025	449	174	292	356	278	2,575	2,698
Total Debt	2,416	537	296	1,280	464	2,591	7,584	7,758

(1)	Includes fair value of debt and associated swaps.
(2)	Includes issuance costs amortized until maturity.
(3)	Includes exchange gains and losses from associated cross-currency swaps.

Derivatives Sensitivity to Interest Rate Risk

(Euro million)

Expected Maturity Date(1)

	2006	2007	2008	2009	2010	Thereafter	Fair Value
Fixed Rate Payer

Pay fixed Euro, receive floating Euro swaps	441	404	370	281	224	167	(10)
Average Rate Paid	4.00%	3.95%	3.89%	3.81%	3.77%	3.61%
Average Spread Received—ref. Euribor	0.09%	0.09%	0.10%	0.11%	0.12%	0.14%
Pay fixed Euro, receive floating Euro forward starting swaps	—	167	198	184	142	101	(17)
Average Rate Paid	—	5.28%	5.30%	5.31%	5.31%	5.31%
Average Spread Received—ref. Euribor	—	0.00%	0.00%	0.00%	0.00%	0.00%
Pay fixed Euro, receive floating U.S. dollar swaps	4	3	2	1	—	—	(0)
Average Rate Paid	3.62%	3.62%	3.62%	3.62%	—	—
Average Spread Received—ref. US$ Libor	0.40%	0.40%	0.40%	0.40%	—	—
Pay fixed US$, receive floating US$ swaps	48	48	22	—	—	—	1
Average Rate Paid	3.89%	3.89%	3.99%	—	—	—
Average Spread Received—ref. US$ Libor	0.00%	0.00%	0.00%	—	—	—
Pay fixed US$, receive floating US$ forward starting swaps	—	51	—	—	—	—	0
Average Rate Paid	—	6.42%	—	—	—	—
Average Spread Received—ref. US$ Libor	—	1.75%	—	—	—	—

Floating Rate Payer

Pay floating Euro, receive floating U.S. dollar swaps	54	45	36	27	18	9	(6)
Average Spread Paid—ref. Euribor	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Average Spread Received—ref. US$ Libor	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Pay floating Brazilian Real, receive floating Brazilian Real swaps	20	20	—	—	—	—	(1)
Average Spread Paid— % CDI	106.80%	106.80%	—	—	—	—
Average Rate Received	9.45%	9.45%	—	—	—	—
Pay floating Brazilian Real, receive fixed Euro swaps	3	—	—	—	—	—	(0)
Average Spread Paid—ref. % CDI	100.00%	—	—	—	—	—
Average Rate Received	1.88%	—	—	—	—	—
Pay floating Brazilian Real, receive fixed U.S. dollar swaps	450	238	32	17	15	0	(121)
Average Spread Paid—ref. % CDI	104.50%	104.01%	97.74%	95.73%	95.57%	100.00%
Average Rate Received	5.55%	5.90%	8.54%	5.68%	5.65%	8.00%
Pay floating Brazilian Real, receive fixed U.S. dollar forward starting swaps	—	89	—	—	—	—	0
Average Spread Paid—ref. % CDI	—	112.10%	—	—	—	—
Average Rate Received	—	6.44%	—	—	—	—
Pay floating in U.S. dollar (US$/R$ hedge)	119	—	—	—	—	—	47
Average Spread Paid—ref. % CDI	38.00%	—	—	—	—	—
Average Rate Received	0.00%	—	—	—	—	—
Pay floating Brazilian Real, receive fixed Japanese Yen swaps	81	45	—	—	—	—	(6)
Average Spread Paid—ref. % CDI	105.71%	105.53%	—	—	—	—
Average Rate Received	1.69%	2.22%	—	—	—	—

(1)	All the amounts refer to the notional amounts of derivatives at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates

(Euro million)

Expected Maturity Date

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(1)
Exposure to the Euro/U.S. dollar exchange rate

Loans (US$)	20	0	0	0	0	0	20	20
Average Interest Rate	6.12%	4.15%	0.75%	0.75%	0.75%	0.75%	6.04%
Loans (US$)	3	12	11	—	—	—	27	28
Average Spread—ref. US$ Libor	1.47%	1.54%	1.65%	—	—	—	1.53%

Exposure to the Euro/Brazilian Real exchange rate
Loans (R$)	2	—	0	—	—	—	2	2
Average Interest Rate	15.15%	8.02%	8.02%	—	—	—	13.04%
Loans (US$) with associated US$/R$ swaps(2)(3)	214	304	20	5	5	—	549	639
Average Spread—ref. % of CDI	94.95%	100.70%	90.59%	95.43%	95.43%	—	96.88%
Loans (JPY) with associated JPY/R$ swaps(3)	35	48	—	—	—	—	83	89
Average Spread—ref. % of CDI	102.99%	99.39%	—	—	—	—	101.68%
Bonds (R$)	—	—	91	—	—	—	91	98
Average Spread—ref. % of CDI	104.40%	104.40%	104.40%	—	—	—	104.40%
Loans (R$)	28	—	—	—	—	182	210	217
Average Spread—ref. % of CDI	102.62%	103.30%	103.30%	103.30%	103.30%	103.30%	103.22%
Loans (R$)	—	—	2	—	—	—	2	3
Average Spread – ref. CDI	1.00%	1.00%	1.00%	—	—	—	1.00%
Loans (R$)	23	20	5	4	4	2	58	57
Average Spread—ref. TJLP (a Brazilian long-term interest rate)	4.04%	4.19%	4.56%	4.60%	4.60%	4.60%	4.22%
Loans (R$) with associated interest rate swaps	—	21	—	—	—	—	21	22
Average Spread – ref. % of CDI	106.80%	106.80%	—	—	—	—	106.80%

Exposure to other currencies’ exchange rates
Loans (Other currencies)	1	0	2	2	2	2	10	10

(1)	Includes fair value of debt and associated swaps.
(2)	Includes approximately €90 million that is associated with US$/R$ swaps only from the beginning of 2007 to maturity. Thus, as of December 31, 2005, this amount is considered U.S. dollar-denominated debt.
(3)	Includes exchange gains and losses from associated cross-currency swaps.

Derivatives Sensitivity to Exchange Rate Risk

(Euro million)

Expected Maturity Date(1)

	2006	2007	2008	2009	2010	Thereafter	Fair Value
Exchange Rates Derivatives
Exposure to the Euro/U.S. dollar exchange rate(2)
Pay fixed Euro, receive floating U.S. dollar swaps	4	3	2	1	—	—	(0)
Average €/US$ exchange rate	1.12	1.12	1.12	1.12	—	—
Pay floating Euro, receive floating U.S. dollar swaps	54	45	36	27	18	9	(6)
Average €/US$ exchange rate	1.07	1.07	1.07	1.07	1.07	1.07
Final exchange of former €/US$ swaps	200	200	200	200	—	—	22
Average €/US$ exchange rate	1.09	1.09	1.09	1.09	—	—
€/US$ Forwards	200	200	200	200	—	—	(22)
Average exchange rate	1.09	1.09	1.09	1.09	—	—
€/US$ Calls	200	200	200	200	—	—	(27)
Average exchange rate	1.09	1.09	1.09	1.09	—	—
Exposure to the Euro/Brazilian Real exchange rate
Pay floating Brazilian Real, receive fixed Euro swaps	3	—	—	—	—	—	(0)
Average exchange rate	2.88	—	—	—	—	—

Exposure to the U.S. dollar/Brazilian Real exchange rate(3)
Pay floating Brazilian Real, receive fixed U.S. dollar swaps	450	238	32	17	15	0	(121)
Average exchange rate	2.53	2.47	2.36	2.36	2.34	3.00
Pay floating Brazilian Real, receive fixed U.S. dollar forward starting swaps	—	89	—	—	—	—	0
Average exchange rate	—	—	—	—	—	—
Pay floating in U.S. dollar (US$/R$ hedge)	119	—	—	—	—	—	47
Average exchange rate	1.23	—	—	—	—	—

Exposure to the Japanese Yen/Brazilian Real exchange rate(4)
Pay floating Brazilian, receive fixed Japanese Yen swaps	81	45	—	—	—	—	(6)
Average exchange rate	0.02	0.02	—	—	—	—

(1)	All the amounts refer to the notional amounts of derivatives at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.
(2)	Most derivatives were entered into in order to hedge exchange rate risk resulting from U.S. dollar-denominated debt.
(3)	Most derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from U.S. dollar-denominated debt.
(4)	All derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from Japanese Yen-denominated debt.

Derivatives Sensitivity to Equity Price Risk

(Euro million)

Expected Maturity Date(1)

	2006	2007	2008	2009	2010	Thereafter	Fair Value
Equity Swaps
Equity Swaps on PT Multimédia Shares	249	—	—	—	—	—	42
Average Initial Price (€)	8.14	—	—	—	—	—

(1)	All the amounts refer to the notional amounts of derivatives, at the beginning of each period.

Fair Value of Derivatives Contracts in 2005

(Euro millions)

Fair value of contracts outstanding at December 31, 2004	(64.9)
Fair value adjustments:
Incomes	(164.9)
Reserves	0.1
Additions and cancellations	124.8
Foreign currency translation adjustments and other	7.4

Fair value of contracts outstanding at December 31, 2005	(97.6)

Fair Value of Derivatives Contracts in 2005

(Euro millions)

Expected Maturity Date

Fair Value of Contracts as of December 31, 2005:

Source of Fair Value	Less Than 1 year	1 – 3 years	4 – 5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	—	—	—	—	—
Prices provided by other external sources	88.9	(1.3)	(29.9)	(29.9)	27.7
Prices based on models and other valuation methods	(65.8)	(59.0)	(0.4)	(0.1)	(125.2)
Total	23.1	(60.3)	(30.3)	(30.0)	(97.6)

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

We are not required to provide the information called for by Item 12.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. An evaluation was performed by Portugal Telecom’s management of the effectiveness of Portugal Telecom’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F. Based on that evaluation, Portugal Telecom’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), concluded that its disclosure controls and procedures were effective to ensure that information required to be disclosed by Portugal Telecom in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, particularly during the period in which this annual report on Form 20-F was being prepared.

Pursuant to the SEC guidance on disclosure controls and procedures, we established a Disclosure Committee in May 2003, with the goal of defining, documenting and communicating adequate disclosure procedures and financial reporting, as well as reviewing all public releases of information. As of April 2006, the Disclosure Committee was comprised of the following officers: Luís Sousa de Macedo (Secretary General of the Company and chairman of this committee), Francisco Nunes (Chief Accounting Officer), Carlos Moreira da Cruz (Financing and Treasury Officer), Miguel Chambel (Planning and Control Officer), Nuno Prego (Investor Relations Officer) and Miguel Amaro (Internal Audit Officer).

Preparation for Internal Controls Certification Process and Changes in Internal Controls. We are in the process of assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will be required in connection with the filing of our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. We began a comprehensive review of our internal controls in 2005 and have identified areas of focus for strengthening our internal controls. A number of processes and systems are currently being changed in order to bring our internal controls into compliance with best practices in the industry. We expect to complete this process in 2006, but we cannot provide assurance that we will be able to do so. Section 404 of the Sarbanes-Oxley Act will require that our management provide an assessment of Portugal Telecom’s internal control over financial reporting and that our external auditors provide an attestation report with respect to management’s assessment. See “Item 3—Key Information—Risk Factors—We Are Currently Reviewing Our Internal Controls for the First Time Pursuant to the Sarbanes-Oxley Act of 2002, and if We Identify Any Material Weaknesses or Significant Deficiencies in Our Internal Controls, Investors May Lose Confidence in Our Reported Financial Information”.

As part of our review, we may identify “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In addition, our Brazilian mobile business at Vivo is engaged in a similar process of evaluating its internal controls and changing a number of processes and systems in anticipation of the Section 404 certification process for its own Annual Report on Form 20-F for the fiscal year ended December 31, 2006. If Vivo were to identify any material weakness in its internal controls as part of its review of internal control over financial reporting, such a material weakness could result in a material weakness in our own internal controls due to the importance of Vivo to our business.

In 2005, we continued to upgrade the shared services platform that is responsible for back office activities of the Portugal Telecom group. This upgrade consisted primarily of the implementation of SAP software systems, completed at the end of 2005, for company-wide reporting of transactions that affect our financial reporting, accounts payable, human resources and other areas. In addition, we implemented new billing software for the cable television business of PT Multimédia and transferred our cable television customer database to this new system. These system changes further centralized and automated our internal controls and changed the processes through which we apply our internal controls. We believe these changes materially affected our internal control over financial reporting. Other than the changes resulting from these system upgrades, there was no change in Portugal Telecom’s internal control over financial reporting in 2005 that materially affected, or is reasonably likely to materially affect, Portugal Telecom’s internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Portugal Telecom’s board of directors has determined that Thomaz Paes de Vasconcellos and Nuno Silvério Marques, members of its Audit Committee, are Audit Committee financial experts, as that term is defined in Item 16A of Form 20-F. See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management” for information regarding the experience of these two members. Both of these persons are independent members of our Board of Directors.

ITEM 16B—CODE OF ETHICS

Portugal Telecom’s board of directors has adopted a Code of Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. In addition, in 2004, the board of directors adopted a Code of Ethics applicable to its financial officers. Both Codes of Ethics are publicly available on our official website at www.telecom.pt. Written copies of the Codes of Ethics are available on request through our Investor Relations office.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2004 and 2005, the remuneration of our independent auditors was as follows.

	2004		2005
	€	%	€	%
Audit Fees	1,559,391	37%	1,438,400	59%
Audit-Related Fees(1)	436,133	10%	467,896	19%
Tax Fees(2)	443,141	10%	307,135	12%
All Other Fees(3)	1,789,899	42%	245,370	10%

Total	4,228,564	100%	2,458,801	100%

(1)	The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions, and (ii) internal control reviews.
(2)	The Tax Fees category includes fees for tax compliance and tax advisory services.
(3)	In 2004, the All Other Fees category primarily included (i) €1,189,090 relating to a customer relationship management project conducted at TMN, (ii) €195,470 relating to a revenue assurance project conducted at PT Comunicações, (iii) €130,809 relating to training services at PT Multimédia, and (iv) €93,220 relating to projects within the scope of TMN’s UMTS license. In 2005, the All Other Fees category primarily included training services.

Portugal Telecom’s Audit Committee is responsible for appointing (including the approval of all audit services), hiring and firing the independent auditors; pre-approving all non-audit services, including a review of the scope, planning and resources available for the performance of the audit and permissible non-audit services; and establishing the compensation of the independent auditors, including the fees, terms and conditions for the performance of audit and non-audit services.

Annually, Portugal Telecom’s Audit Committee reviews a report of the independent auditors that details, among other things, all relationships existing between Portugal Telecom and its independent auditors, including a detailed description of all services rendered to Portugal Telecom.

All non-audit services provided by the independent auditors must be pre-approved by the Audit Committee, and Portugal Telecom’s Audit Committee does not provide for a de minimis exception to the pre-approval of non-audit services. When pre-approving non-audit services, our Audit Committee analyzes any potential conflicts of interest between the services to be provided and the existing audit services performed by the independent auditors.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by Portugal Telecom of its equity securities in 2005.

Period	(a) Total Number of Ordinary Shares Purchased(1)		(b) Average Price Paid per Ordinary Share(1)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
As of December 31, 2004	0		—	87,799,950	37,628,550
January 1, 2005 to January 31, 2005	0		—	87,799,950	37,628,550
February 1, 2005 to February 28, 2005	0		—	87,799,950	37,628,550
March 1, 2005 to March 31, 2005	0		—	87,799,950	37,628,550
April 1, 2005 to April 30, 2005	0		—	87,799,950	71,494,245
May 1, 2005 to May 31, 2005	37,628,550	(2)	8.57	125,428,500	33,865,695
June 1, 2005 to June 30, 2005	0		—	125,428,500	33,865,695
July 1, 2005 to July 31, 2005	0			125,428,500	33,865,695
August 1, 2005 to August 31, 2005	0			125,428,500	33,865,695
September 1, 2005 to September 30, 2005	0			125,428,500	33,865,695
October 1, 2005 to October 31, 2005	0			125,428,500	33,865,695
November 1, 2005 to November 30, 2005	0			125,428,500	33,865,695
December 1, 2005 to December 31, 2005	0			125,428,500	33,865,695

Total 2005	37,628,550		8.57	125,428,500	33,865,695	(3)

(1)	All these treasury transactions were under our share buyback program, announced on September 16, 2003, of up to 10% of our share capital (or 125,428,500 treasury shares).
(2)	This acquisition (a total of 37,628,550 shares, at an average price of €8.57 per share) was undertaken on May 9, 2005, in connection with the exercise of the physical settlement of equity swap contracts established with ABN AMRO BANK, N.V. and CitiGroup Global Markets Limited.
(3)	These 33,865,695 shares correspond to our additional 3% share buyback program approved at the annual general meeting of shareholders in April 2005, and purchases under this program were suspended as a result of the tender offer launched by Sonae on February 6, 2006.

PART III

ITEM 17—FINANCIAL STATEMENTS

See “Item 18—Financial Statements”.

ITEM 18—FINANCIAL STATEMENTS

See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS.

1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 29, 2005, together with an English translation thereof, incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2005.

1.2	Text of an amendment to Article Four, paragraphs 1 and 2, of the Articles of Association of Portugal Telecom, SGPS, S.A.

2.1	Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, incorporated by reference to Exhibit A of Portugal Telecom, S.A.’s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.

2.2	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

2.3	Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

2.4	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Espírito Santo de Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited, Tokyo-Mitsubishi International plc and UBS A.G. acting through its business group UBS Warburg, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.5	Third Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.6	Keep Well Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.7	Amended and Restated Programme Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited and UBS A.G. acting through its division UBS Warburg, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.8	Second Supplemental Trust Deed in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.9	Keep Well Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.10	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, S.A.’s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.

2.11	Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, S.A.’s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.

2.12	Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, incorporated by reference to Exhibit 2.11 of Portugal Telecom, S.A.’s annual report on Form 20-F filed with the Commission on June 28, 1999.

2.13	Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, S.A., incorporated by reference to Exhibit 2.12 of Portugal Telecom, S.A.’s annual report on Form 20-F filed with the Commission on June 28, 1999.

4.1	Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, S.A. and Telesp Celular S.A. (English translation), incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

4.2	Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

4.3	Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment).

4.4	Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

4.5	English language summary of the Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

4.6	English language summary of the Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Chief Executive Officer.

12.2	Section 302 Certification of Chief Financial Officer.

13.1	Section 906 Certification.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portugal Telecom, SGPS, S.A.

We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and its subsidiaries (together, the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, recognized income and expense and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

As disclosed in Note 2 to the accompanying consolidated financial statements, the Company presented for the first time, in 2005, consolidated financial statements prepared according to International Financial Reporting Standards as adopted by the European Union (EU-IFRS). The Company applied the dispositions of IFRS 1 - First-time Adoption of International Financial Reporting Standards, in the transition process from Portuguese Accounting Standards (POC) to IFRS. Accordingly, the transition date for IFRS was 1 January 2004 and the financial information reported to this date and for the year 2004, previously presented according to POC, was restated to IFRS for comparative purposes. In Note 45, the Company discloses additional information related with the transition process, as required by the International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union (EU-IFRS) vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Notes 46, 47 and 48 to the consolidated financial statements.

/s/ DELOITTE & ASSOCIADOS, SROC S.A.

DELOITTE & ASSOCIADOS, SROC S.A.

Lisbon, Portugal

March 16, 2006, except for Notes 46, 47 and 48, as to which the date is April 20, 2006.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Notes	2005	2004
CONTINUED OPERATIONS

REVENUES:
Services rendered	6	5,836,879,781	5,520,498,731
Sales	6	447,461,824	365,755,000
Other revenues	6	101,076,689	81,125,527

	(a)	6,385,418,294	5,967,379,258

COSTS, EXPENSES, LOSSES AND INCOME:

Wages and salaries	8	667,331,163	631,802,408
Post retirement benefits	9	(21,605,155)	58,772,000
Direct costs	10	881,181,310	852,033,698
Depreciation and amortization	30 and 31	1,059,598,855	934,936,568
Costs of products sold		652,281,025	595,755,989
Marketing and publicity		184,409,651	159,807,836
Support services		230,180,097	203,832,384
Maintenance and repairs		157,215,633	141,703,001
Supplies and external services	11	760,392,302	643,460,433
Provisions and adjustments for doubtful receivables and other	36	171,477,441	168,820,055
Indirect taxes		166,036,274	123,239,627
Other operating expenses		40,919,894	25,202,291

	(b)	4,949,418,490	4,539,366,290

	(c)=(a)-(b)	1,435,999,804	1,428,012,968

Impairment losses	30	—	28,000,000
Work force reduction program costs	9	314,309,785	165,590,740
Losses on disposals of fixed assets, net		1,178,075	9,231,899
Other costs	13	17,652,164	83,565,440

	(d)	333,140,024	286,388,079

Income before financial results and taxes	(e)=(c)-(d)	1,102,859,780	1,141,624,889

Net interest expense		257,637,731	204,881,312
Net foreign currency exchange losses/(gains)		(41,335,993)	4,461,601
Net losses/(gains) on financial assets	14	8,765,259	(11,598,497)
Equity in earnings of affiliated companies	28	(238,226,177)	(20,866,910)
Net other financial expenses	15	64,453,097	55,616,214

	(f)	51,293,917	232,493,720

Income before taxes	(g)=(e)-(f)	1,051,565,863	909,131,169

Minus: Income taxes	16	384,343,193	209,984,648

Net income from continued operations		667,222,670	699,146,521

DISCONTINUED OPERATIONS

Net income from discontinued operations	17	21,732,952	26,065,182

NET INCOME		688,955,622	725,211,703

Attributable to:
Minority interests	18	34,970,803	102,012,269
Equity holders of the parent		653,984,819	623,199,434

Earnings per share from continued operations
Basic	20	0.55	0.51
Dilutive	20	0.54	0.50

Earnings per share from total operations
Basic	20	0.57	0.53
Dilutive	20	0.56	0.52

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Notes	2005	2004
Assets
Current Assets:
Cash and cash equivalents		612,158,485	442,766,941
Short term investments	21	3,299,609,953	1,505,771,257
Accounts receivable—trade	22	1,447,291,687	1,215,764,622
Accounts receivable—other	23	200,454,122	207,165,128
Inventories	24	170,318,145	193,323,787
Taxes receivable	25	203,813,170	179,444,078
Prepaid expenses	26	128,126,411	115,941,445
Other current assets	27	106,210,553	112,683,828

Total current assets		6,167,982,526	3,972,861,086

Non-Current Assets:
Accounts receivable—trade		677,552	749,446
Accounts receivable—other	23	19,804,605	44,929,019
Taxes receivable	25	117,244,409	62,623,744
Prepaid expenses		3,429,929	6,189,030
Investments in group companies	28	425,602,626	318,297,953
Other investments	29	96,079,089	114,714,126
Intangible assets	30	3,601,620,470	3,244,926,017
Tangible assets	31	4,062,003,121	3,936,271,713
Deferred taxes	16	1,387,811,009	1,423,001,516
Other non-current assets	27	760,811,964	804,124,585

Total non-current assets		10,475,084,774	9,955,827,149

Total assets		16,643,067,300	13,928,688,235

Liabilities
Current Liabilities:
Short term debt	32	2,415,606,371	1,622,399,994
Accounts payable—trade		716,143,471	730,262,467
Accounts payable—other	33	413,744,612	545,861,807
Accrued expenses	34	707,921,185	600,888,270
Deferred income	35	208,155,446	225,780,887
Taxes payable	25	237,236,979	168,329,541
Current provisions	36	163,098,954	118,270,621
Other current liabilities	37	85,612,446	65,358,349

Total current liabilities		4,947,519,464	4,077,151,936

Non-Current Liabilities:
Medium and long-term debt	32	5,168,626,522	3,899,325,886
Accounts payable—other		6,120,233	17,665,387
Taxes payable	25	30,899,784	25,634,200
Deferred income		429,155	15,551,195
Non-current provisions	36	112,555,577	133,242,530
Accrued post-retirement liability	9	2,635,883,744	2,321,556,384
Deferred taxes	16	334,867,077	327,856,407
Other non-current liabilities	37	824,088,379	856,531,299

Total non-current liabilities		9,113,470,471	7,597,363,288

Total liabilities		14,060,989,935	11,674,515,224

SHAREHOLDERS’ EQUITY
Share capital	38	1,128,856,500	1,166,485,050
Capital issued premium	38	91,704,891	91,704,891
Treasury shares	38	(102,044,948)	(189,751,440)
Legal reserve	38	179,229,361	154,225,075
Reserve for treasury shares	38	125,428,500	87,799,950
Accumulated earnings	38	405,216,985	376,080,511

Equity excluding minority interests		1,828,391,289	1,686,544,037
Minority interests	18	753,686,076	567,628,974

Total equity		2,582,077,365	2,254,173,011

Total liabilities and shareholders’ equity		16,643,067,300	13,928,688,235

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES FOR THE

YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euro)

	Notes	2005	2004
Income and expenses recognised directly in shareholders’ equity:
Accrued post-retirement liability
Net actuarial losses	9.6	(730,276,049)	(177,822,165)
Tax effect	16	199,547,931	48,589,906
Financial instruments
Hedge accounting	39	56,482	(10,493,312)
Investments available for sale	29	(814,190)	3,950,643
Tax effect	16	208,370	1,799,234
Foreign currency translation adjustments		700,952,138	16,245,986

		169,674,682	(117,729,708)
Income recognised in the profit and loss statement		688,955,622	725,211,703

Total income recognised in the period		858,630,304	607,481,995

Attributable to:
Minority interest		34,970,803	102,012,269
Equity holders of the parent		823,659,501	505,469,726

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euro)

	Notes	2005	2004
OPERATING ACTIVITIES
Collections from clients		7,187,846,822	6,765,478,256
Payments to suppliers		(3,808,664,290)	(3,387,233,324)
Payments to employees		(887,631,163)	(784,151,515)

Cash flow from operations		2,491,551,369	2,594,093,417
Payments relating to income taxes		(71,572,316)	(66,581,360)
Payments relating to post retirement benefits	9	(699,806,967)	(298,566,473)
Other net payments relating to operating activities	41.a)	(327,872,118)	(270,061,577)

Cash flow from operating activities (1)		1,392,299,968	1,958,884,007

INVESTING ACTIVITIES
Cash receipts resulting from:
Short term financial applications		10,933,899,233	13,379,457,500
Financial investments	41.b)	391,815,749	21,243,239
Tangible fixed assets		12,699,978	35,745,251
Intangible assets		—	3,569
Subsidies for investments		1,572,005	2,978,958
Interest and related income		262,021,737	263,302,910
Dividends	41.c)	21,424,425	16,179,018
Other		12,365,601	32,613,516

		11,635,798,728	13,751,523,961

Payments resulting from:
Short term financial applications		(12,727,737,929)	(12,613,040,697)
Financial investments	41.d)	(27,168,785)	(291,933,807)
Tangible fixed assets		(760,210,386)	(608,912,964)
Intangible assets		(16,216,709)	(15,693,023)
Other investments		(15,205,147)	(36,461,034)

		(13,546,538,956)	(13,566,041,525)

Cash flow from investing activities (2)		(1,910,740,228)	185,482,436

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	41.e)	43,080,517,828	17,151,950,966
Increases in share capital and paid-in surplus		352,732	92,370,662
Subsidies		1,913,794	368,297
Other		43,301,516	68,594,130

		43,126,085,870	17,313,284,055

Payments resulting from:
Loans repaid	41.e)	(41,129,535,094)	(17,878,783,743)
Lease rentals (principal)		(12,928,273)	(25,338,455)
Interest and related expenses		(487,392,109)	(536,079,186)
Dividends	41.f)	(445,415,157)	(297,052,335)
Acquisition of treasury shares	38.3	(340,455,888)	(495,312,220)
Other	41.g)	(120,171,654)	(38,908,099)

		(42,535,898,175)	(19,271,474,058)

Cash flow from financing activities (3)		590,187,695	(1,958,189,983)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		71,747,435	186,176,460
Change in cash and cash equivalents of discontinued operations		8,442,819	(13,595,857)
Effect of exchange differences		103,849,227	10,500,915
Cash and cash equivalents at the beginning of the period	41.h)	428,119,004	245,037,486
Cash and cash equivalents at the end of the period	41.h)	612,158,485	428,119,004

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a) Parent company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A. (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”). On 12 December 2000, Portugal Telecom, S.A. changed its denomination to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 31 December 2005, the Portuguese State owned, directly or indirectly, 6.93% of the total ordinary shares and all of the A Shares (Note 38.1) of Portugal Telecom.

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal fixed line services are rendered by PT Comunicações, S.A. (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”), which is also an Internet Service Provider (“ISP”) for large clients.

ISP services for residential clients are rendered through PT.com—Comunicações Interactivas, S.A. (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, S.A. (“TMN”), under a GSM license granted by the Portuguese State in 1992 (period of 15 years) and a UMTS license obtained in 19 December 2000 (period of 15 years).

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. (“TV Cabo”), PT Multimédia renders cable and satellite television in mainland Portugal, Madeira and Azores. PT Multimédia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”) and the distribution and exhibition of movies through Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”). PT Multimédia also rendered services related with

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

the publishing of large circulation newspapers and the edition of radio programs, through Lusomundo Media, SGPS, S.A. (“Lusomundo Media”), a subsidiary which was disposed during 2005. Therefore, the results of Lusomundo Media in 2004 and 2005 (up to the effective date of the disposal which occurred in August), were presented in the consolidated financial statements under the caption “Discontinued operations” (Note 17).

In Brazil, the Group renders mobile telecommunications services through Brasilcel N.V. (“Brasilcel” or “Vivo”), a joint-venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, S.A.—“PT Móveis”) and Telefónica (through Telefónica Móviles, S.A.) to joint the mobile operations of each group. Currently, Vivo provides mobile services in the Brazilian states of São Paulo (through Telesp Celular, S.A. (“Telesp Celular”)), Paraná and Santa Catarina (through Global Telecom, S.A. (“Global Telecom”)), Rio de Janeiro (through Telerj Celular, S.A.), Espírito Santo (through Telest Celular, S.A.), Bahia (through Telebahia Celular, S.A.), Sergipe (through Telegirpe Celular, S.A.), Rio Grande do Sul (through Celular CRT, S.A. (“Celular CRT”)), and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações, S.A. and subsidiaries—“TCO”). Telesp Celular, Global Telecom and TCO are controlled by the sub-holding Telesp Celular Participações, S.A. (“TCP”), Telerj Celular and Telest Celular are controlled by the sub-holding Tele Sudeste Celular Participações, S.A. (“Telesudeste”), and Telebahia Celular and Telergipe Celular are controlled by the sub-holding Tele Leste Celular Participações, S.A (“Teleleste”).

On 5 December 2005, the Boards of Directors of TCP, TCO, Telesudeste, Teleleste and Celular CRT approved the proposal to carry out a corporate restructuring. This Vivo restructuring will consist of the merger of shares of TCO into TCP and the merger of Telesudeste, Teleleste and Celular CRT into TCP, which will be renamed Vivo Participações S.A. As a consequence of such restructuring, the shareholders of TCO, Telesudeste, Teleleste and Celular CRT will receive shares of TCP, in accordance with the exchange ratios determined based on the respective valuations: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of Telesudeste, 3.8998 new shares or ADS of TCP for every 1 share or ADS of Teleleste, and 7.0294 new shares of TCP for every 1 share of Celular CRT.

The consolidated financial statements for the years ended 31 December 2005 and 2004 were approved by the Board of Directors and authorized for issue on 15 March 2006.

2. Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and including all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2005. For Portugal Telecom there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board. All changes to accounting principles and policies adopted by Portugal Telecom have been made in accordance with IFRS 1—“First-time Adoption of International Financial Reporting Standards” (Note 45), therefore the transition date was 1 January 2004.

The impact of adopting IFRS as at 1 January 2004, was a negative amount of Euro 1,028,611,561 (Note 45.2), which was recognised in shareholders’ equity as required by IFRS 1.

Portugal Telecom has adopted all IFRS applicable until 31 December 2005. In the presentation of the financial statements for the years ended 31 December 2005 and 2004, Portugal Telecom has elected to apply the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

option in IAS 19, which became effective in November 2005, to recognise actuarial gains and losses directly in shareholders’ equity. As a result, actuarial gains and losses, which are mainly a result of the changes in actuarial assumptions and differences between those assumptions and actual data, are now recognised directly in shareholders’ equity under the Statement of Recognised Income and Expenses (Note 9).

Before the adoption of this amendment to IAS 19, actuarial gains and losses were deferred and recognised in the profit and loss statement (using the 10% corridor option) during the average expected working life of active employees. The impact in Portugal Telecom’s balance sheet as at 31 December 2005 of adopting this amendment was an increase of Euro 1,618 million in the Accrued Post Retirement Liability, an increase in Deferred Taxes of Euro 442 million, and a decrease in Shareholders’ Equity of Euro 1,176 million.

The reconciliations of shareholders’ equity as at 1 January and 31 December 2004 and the net income for 2004, prepared under generally accepted accounting principles in Portugal (“PGAAP”) and IFRS are presented in Note 45.

Consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the group does not have the majority of the voting rights, but in substance controls the entity, the financial statements of the entity are fully consolidated. See Exhibit I.1.

The interest of any third party in the shareholders’ equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 18).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the year are included in the consolidated statement of profit and loss from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

All intra-group transactions, balances, income and expenses are eliminated on the consolidation process. Gains obtained in intra-group transactions are also eliminated on the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the correspondent consolidated caption. Financial investments are classified as joint controlled entities if the joint control agreement clearly demonstrates the existence of a joint control.

All transactions and balances with the jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit I.3.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity, but not control or joint control over those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit I.2). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, against gains or losses on financial assets (Note 28), and other changes in net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess to the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess to the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recognised as a reduction to the value of financial investments.

Profits and losses in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, against the correspondent financial investment.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met, only

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management assumed a commitment to the sale; and (3) the sale is expected to be completed within one year. Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets’ previous carrying amount and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 were recorded at their carrying amount as of that date, and were subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate of the balance sheet date. Exchange gains or losses are recognised under the caption “Cumulative foreign currency translation adjustments”.

Goodwill is recognised under the captions “Investment in group companies” (Associates—Note 28) and “Intangible assets” (Subsidiaries and jointly controlled entities—Note 30) and is not amortised. Goodwill is tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and can not be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2005 and 2004, the main changes in the consolidated Group are the disposals of the investments in Lusomundo Media and in PrimeSys in 2005, and the sale of Mascom in 2004 (Note 17).

3. Summary of Significant Accounting Policies, Judgments and Estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption “Cost of products sold”. Usually these losses are related to technological obsolescence and higher acquisition costs.

c) Tangible assets

Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related with the acquisition process; and (3) estimate cost of dismantling or removal of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

the assets (Note 3.g) and 36). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, were not adjusted and were included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight line basis from the month they are available for use, during its expected useful live. The amount of the asset to be depreciated is deducted by any residual estimated value. The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunication equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their useful lives, are recognised as a deduction to the correspondent asset’s value, in connection with the impairment analysis of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and betterments are capitalized, if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods correspond to the period of the expected benefits.

When an asset is considered as held for sale, its carrying amount is classified to current assets and depreciation is stopped. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption “Losses on disposals of fixed assets, net”.

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits could be reliably measured.

Intangible assets include basically goodwill (Note 2.a)), telecommunications licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or available for sale.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:

• Band A and Band B licenses held by Vivo • Property of the Basic Network held by PT Comunicações • UMTS license owned by TMN	Period of the license Period of the concession (until 2025) Period of the license (until 2015)

Lease rights	Period of the agreement

Software licenses	3 – 6

Other intangible assets	3 – 8

e) Investment property

Investment property includes basically buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost added by transaction costs and deducted by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in net income of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group assesses annually, at balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change resulting in an indication of impairment is detected. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Mainly cash-generating units identified in the Group correspond to the wireline, mobile and multimedia businesses in Portugal and mobile in Brazil. Recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, should be considered the amount received from an independent entity, deducted by direct cost related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income, under the caption “Depreciation and amortisation”, and a detail of the impairment loss is provided.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

g) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to related parties. Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 36). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption “Net interest expense”.

Provisions are updated on balance sheet date, considering the best estimate of the Group’s management.

Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is not probable.

h) Pension benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations prepared annually by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Prior years service gains or losses related to vested rights are recognised when occurred, otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued pension liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions and the fair value of pension funds assets.

Contributions made by the Group to define contribution post retirement benefit plans are recognised in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações—Mandatária de Aquisição e Gestão de Bens, S.A. (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2).

The amount of the Group’s liabilities with respect these benefits after retirement date is estimated based on actuarial valuations prepared annually by an independent actuary, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Prior years service gains or losses related to vested rights are recognised when occurred, otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the difference between the accumulated health care benefit obligation and the fair value of fund assets.

j) Pre-retirement, early retirement and suspended employees

The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that have pre-retired or early retired. This liability is recognised in the net income under the caption “Work force reduction program costs” when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l) Financial instruments

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated irrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

Held to maturity investments are classified as non-current assets, except for those the maturity date occurs within the next 12 months period from the balance sheet date. This caption includes all investments with defined maturity and if the Group intends and has the ability to hold them until that date. Held for trading investments are classified as current assets and available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Subsequent to the initial recognition, held for trading investments are measured at fair value through net income and available for sale investments are measured at fair value through equity. Available for sale investments not listed in any active market and where an estimate of fair value is not reliable, are recognised at acquisition cost, net of any impairment losses.

On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction cost.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liability; and (ii) the fair value of the embedded option for the holder to convert the loan note into equity, recorded under equity. As of the balance sheet date, the debt component is recognised at amortised cost.

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred (Note 34).

(v) Trade payables

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and to changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to extensive analysis and Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The efficient portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under “Other reserves”, and the inefficient portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Other reserves” is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge any asset or liability, but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are recognised in net income.

(vii) Treasury shares

Treasury shares are recognised in shareholders’ equity, under the caption “Treasury shares”, at acquisition cost and gains or losses obtained in the disposal of those shares are recorded under “Other reserves”.

Equity swaps on own shares entered by Portugal Telecom, are recognised as a financial liability, being accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short term debt”.

(ix) Qualified Technological Equipment transactions

The Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to re-sell to the Company the related equipments. The Company maintained the legal ownership of this equipment.

These transactions correspond to an operation of sale and lease back, and the equipment continued to be recorded in the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, therefore the financial statements of those entities were fully consolidated. Consolidated non-current assets include an amount equivalent to proceeds of the sale of the equipment (Note 27) and non-current liabilities include the future payments under the leasing contract (Note 37). As at the balance sheet date those amounts are measured at fair value.

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized if:

•	assets are identifiable;

•	assets will generate future economic benefits; and

•	expenses with development are reliably measured.

The amounts capitalized are deducted from the correspondent nature of the costs incurred and no margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The classification of leases depends on the substance of the operation and not on the formality of the contract.

Assets acquired under leases and the corresponding liability to the lesser, are accounted for under the finance method, in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in net income in period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom and PT Multimédia adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries).

The remaining Group companies, not covered by the tax consolidation regimes of Portugal Telecom and PT Multimédia, are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable profit for the year and the deferred tax is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognised by their gross amount when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated and accrued at the end of the month. Differences between accrued amounts and the actual unbilled revenues, which have not been significant, are recognised in the following period.

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption “Other operating revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the correspondent caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment	Sales	When the sale occurs

Revenues from subscription cable and satellite television result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed in the cable television channels are recognised in the period the advertising is inserted; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

Revenues from bundling services or products are allocated to each of its components and are recognised separately in accordance with the methodology adopted to each component.

Subscriber acquisition costs (“SACs”) in Wireline, Mobile and Pay-TV and Cable Internet businesses are recognised in earnings when incurred.

Programming costs are determined based on the number of subscriptions and are recognised when incurred.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Revenues from the exhibition of films result from the sale of cinema tickets and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

In each balance sheet date, trade receivables are adjusted for irrecoverable amounts against net income of the period, under the caption “Provisions and adjustments”.

All other expenses and costs are recognised when incurred, on an accrued basis, independently of the billing, receipt or payment moment.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment and where settlement is not expected in the foreseeable future, which are recognised in shareholders’ equity, under the caption “Cumulative foreign currency translation adjustments”. Exchange differences on non-monetary items, including goodwill, are recognised in shareholders’ equity, under the caption “Accumulated earnings”.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•	Assets and liabilities at exchange rates prevailing at balance sheet date;

•	Profit and loss items at average exchange rates for the reported period;

•	Cash flow items at average exchange rates for the reported period, where these rates are closer to the effective exchange rates; in the remaining cash flow items at the rate of the day of operation; and

•	Share capital, reserves and retained earnings at historical rates.

The effect of translation differences is recognised in shareholders’ equity, under the caption “Cumulative foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception of IFRS 1 relating to cumulative translation adjustments as of 1 January 2004, and transferred this amount from “Cumulative foreign currency adjustments” to “Retained earnings”. As from 1 January 2004, the Group recognizes all translation adjustments in shareholders’ equity and therefore only those amounts will be transferred to net income if and when the related investments are disposed off.

r) Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related with loans to finance the acquisition, construction or production of any asset.

s) Cash flow statements

Consolidated cash flow statements are prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the cash flows statement also includes a negative amount related with overdrafts, classified in the balance sheet under “Short-term debt”.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Cash flows are classified in the cash flows statement according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel, payments related with post retirement benefits and other collections and payments related with operating activities. Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events

Events occurred after the balance sheet date that could influence the value of any asset or liability as of that date, are considered when preparing the financial statements for the period. As such, those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements as at 31 December 2005 and 2004, are as follows:

•	Useful lives of tangible and intangible assets;

•	Impairment analysis of goodwill and of tangible and intangible assets;

•	Recognition of provisions;

•	Assessment of post retirement liabilities; and

•	Assessment of fair value of financial instruments.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, not controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements, are recognised in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are included in the correspondent notes to the financial statements.

4. Errors, changes in accounting policies and estimates

During 2005, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, the financial statements for the years ended 31 December 2005 and 2004 do not include the recognition of any material errors related with previous periods.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

As at 31 December 2005, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	Rate	Currency	Code	Rate
Moroccan Dirham	MAD	10.9097	Norwegian Krone	NOK	7.9850
São Tomé Dobra	STD	14,109.87	Swedisk Krone	SEK	9.3885
Australian Dollar	AUD	1.6109	Mozambique Metical	MZM	28,024
Canadian Dollar	CAD	1.3725	Macao Pataca	MOP	9.4218
Hong Kong Dollar	HKD	9.1474	Argentine Peso	ARS	3.5763
US Dollar	USD	1.1797	British Pound	GBP	0.68530
Cape Verde Escudo	CVE	110.265	Botswana Pula	BWP	6.4606
Hungarian Forint	HUF	252.87	South African Rand	ZAR	7.4642
CFA Franc	XOF	655.957	Brazilian Real	BRL	2.7440
Swiss Franc	CHF	1.5551	Kenyan Shilling	KES	85.4693
Angolan Kwanza	AOA	95.8524	Ugandan Shilling	UGX	2,145.87
Danish Krone	DKK	7.4605	Japanese Yen	JPY	138.90

During 2005, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

Currency	Code	Rate	Currency	Code	Rate
Moroccan Dirham	MAD	11.0088	Mozambique Metical	MZM	28,386.6
US Dollar	USD	1.2448	Macao Pataca	MOP	9.9745
São Tomé Dobra	STD	13,161.92	Argentine Peso	ARS	3.6292
Cape Verde Escudo	CVE	110.265	Botswana Pula	BWP	6.3584
Hungarian Forint	HUF	248.04	Brazilian Real	BRL	3.0406
CFA Franc	XOF	655.957	Kenyan Shilling	KES	93.2484
Swiss Franc	CHF	1.5483	Ugandan Shilling	UGX	2,203.70
Angolan Kwanza	AOA	108.3872

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

6. Revenues

Consolidated revenues by reportable segment in 2005 and 2004 are as follows:

	2005	2004
Wireline business	2,050,441,875	2,144,844,172
Services rendered	2,003,232,356	2,092,074,889
Sales	33,784,240	35,525,176
Other revenues	13,425,279	17,244,107
Domestic Mobile—TMN (Note 7.b)	1,455,414,354	1,462,440,668
Services rendered	1,306,232,456	1,307,080,451
Sales	142,187,634	149,099,577
Other revenues	6,994,264	6,260,640
Brazilian Mobile—Vivo (Note 7.c)	2,036,932,906	1,599,065,713
Services rendered	1,737,785,062	1,425,260,429
Sales	233,836,060	136,550,145
Other revenues	65,311,784	37,255,139
PT Multimédia (Note 7.d)	627,426,321	597,873,803
Services rendered	582,453,926	543,704,767
Sales	33,892,397	40,871,268
Other revenues	11,079,998	13,297,768
Other businesses	215,202,838	163,154,902
Services rendered	207,175,981	152,378,195
Sales	3,761,493	3,708,834
Other revenues	4,265,364	7,067,873

	6,385,418,294	5,967,379,258

Consolidated revenues in 2005 and 2004 by geographic area are as follows:

	2005	2004
Portugal	4,196,117,207	4,247,617,885
Brazil	2,104,700,811	1,641,475,672
Other countries	84,600,276	78,285,701

	6,385,418,294	5,967,379,258

7. Segment Reporting

The Company identified the following reportable segments:

a. Wireline Business (including Retail, Wholesale and Data and Corporate);

b. Domestic Mobile (TMN);

c. Brazilian Mobile (Vivo);

d. Multimedia Business (including Pay-TV and Cable Internet, Audiovisuals Distribution and Cinematographic Exhibition).

The Wireline services are mainly rendered by PT Comunicações, PT Prime, PT.com and PT Corporate, and the Multimedia services are mainly rendered by TV Cabo Portugal, PT Conteúdos, Lusomundo Audiovisuais and Lusomundo Cinemas.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Segment information for the years 2005 and 2004, is presented below:

a) Wireline business

		2005	2004
REVENUES:
Services rendered—external customers		2,003,232,356	2,092,074,889
Services rendered—inter segment revenues		154,987,772	143,239,371
Sales—external customers		33,784,240	35,525,176
Sales—inter segment sales		369,024	595,307
Other revenues—external customers		13,425,279	17,244,107
Other revenues—inter segment sales		7,757,822	16,521,015

	(a)	2,213,556,493	2,305,199,865

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		286,713,146	296,646,499
Post retirement benefits (i)		(21,799,000)	58,538,000
Direct costs		385,475,988	470,628,444
Depreciation and amortization		358,878,101	369,721,790
Costs of products sold		33,760,128	39,063,105
Marketing and publicity		42,372,712	44,561,225
Support services		141,327,335	114,092,395
Maintenance and repairs		70,264,118	79,083,345
Supplies and external services		148,855,670	139,013,120
Provisions and adjustments for doubtful receivables and other (ii)		(13,827,539)	69,770,128
Indirect taxes		6,714,148	7,435,025
Other operating expenses		4,434,348	17,322,742

	(b)	1,443,169,155	1,705,875,818

	(c)=(a)-(b)	770,387,338	599,324,047

Work force reduction program costs		314,309,786	165,590,740
Net losses/(gains) on disposals of fixed assets		(3,599,054)	148,037
Other costs		4,773,024	7,075,750

	(d)	315,483,756	172,814,527

Income before financial results and taxes	(e)=(c)-(d)	454,903,582	426,509,520

Net interest expense/(income) (iii)		(9,102,034)	11,468,987
Net foreign currency exchange losses/(gains)		(275,932)	678,536
Net losses/(gains) on financial assets		(2,109,291)	935,618
Equity in earnings of affiliated companies		3,583,587	(1,544,976)
Net other financial expenses		4,287,880	5,310,108

	(f)	(3,615,790)	16,848,273

Income before taxes	(g)=(e)-(f)	458,519,372	409,661,247
Minus: Income taxes		132,392,762	111,891,470

Net income		326,126,610	297,769,777

(i)	In 2005 and 2004, this caption includes the recognition of prior years service gains of Euro 136,568,000 and Euro 66,478,000, respectively (Note 9).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(ii)	In 2005, this caption includes the reversal of a provision for a receivable from Angola Telecom (Euro 23 million), which was received in the period, and the reduction of a provision recorded in 2004 to cover risks associated with the cancellation of certain onerous contracts (Euro 30 million).
(iii)	The evolution of this caption in 2005, as compared to the previous year, is mainly related with the fact that in 2005 the wireline business had a net cash position, as opposed to a net debt position in 2004.

Total assets and liabilities of this segment as at 31 December 2005 and 2004 are as follows:

	2005	2004
Assets	4,390,603,377	4,536,555,792
Liabilities	3,968,450,057	3,596,115,237

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 233 million and Euro 207 million, respectively.

As at 31 December 2005 and 2004, the total staff in the wireline business was 7,682 and 8,311 employees, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

b) Domestic Mobile—TMN

		2005	2004
REVENUES:
Services rendered—external customers		1,306,232,456	1,307,080,451
Services rendered—inter segment revenues		97,388,260	139,242,834
Sales—external customers		142,187,634	149,099,577
Sales—inter segment sales		4,150,726	4,180,292
Other revenues—external customers		6,994,264	6,260,640
Other revenues—inter segment sales		99,624	467,985

	(a)	1,557,052,964	1,606,331,779

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		54,156,186	54,146,001
Direct costs		309,366,472	320,001,670
Depreciation and amortization		204,863,727	193,504,870
Costs of products sold		192,721,138	170,991,247
Marketing and publicity		35,519,723	27,473,363
Support services		32,426,829	36,117,666
Maintenance and repairs		34,992,962	35,166,174
Supplies and external services		162,319,818	151,482,806
Provisions and adjustments for doubtful receivables and other		26,820,889	31,719,061
Indirect taxes		28,767,472	29,626,965
Other operating expenses		6,433,865	2,704,832

	(b)	1,088,389,081	1,052,934,655

	(c)=(a)-(b)	468,663,883	553,397,124

Net losses/(gains) on disposals of fixed assets		3,463,068	8,246,778
Other costs		860,783	1,402,775

	(d)	4,323,851	9,649,553

Income before financial results and taxes	(e)=(c)-(d)	464,340,032	543,747,571

Net interest expense/(income) (i)		(426,877)	5,965,934
Net foreign currency exchange losses/(gains)		(136,470)	168,436
Equity in earnings of affiliated companies		4,901	(137)
Net other financial expenses		1,056,481	1,271,999

	(f)	498,035	7,406,232

Income before taxes	(g)=(e)-(f)	463,841,997	536,341,339

Minus: Income taxes		126,882,972	145,199,589

Net income		336,959,025	391,141,750

(i)	The evolution of this caption in 2005, as compared to the previous year, is mainly related with the fact that in 2005 TMN had a net cash position, as opposed to a net debt position in 2004.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Total assets and liabilities of this segment as at 31 December 2005 and 2004 are as follows:

	2005	2004
Assets	2,332,126,821	1,961,128,471
Liabilities	1,365,541,324	1,285,806,089

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 170 million and Euro 155 million, respectively.

As at 31 December 2005 and 2004, the total staff in this segment was 1,184 and 1,133 employees, respectively.

c) Brazilian Mobile

		2005	2004
REVENUES:
Services rendered—external customers		1,737,785,062	1,425,260,429
Sales—external customers		233,836,060	136,550,145
Other revenues—external customers		65,311,784	37,255,139

	(a)	2,036,932,906	1,599,065,713

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		103,159,931	83,241,014
Direct costs		215,423,347	146,818,516
Depreciation and amortization		393,105,547	288,913,323
Costs of products sold		420,490,506	378,349,652
Marketing and publicity		87,021,314	57,069,664
Support services		137,492,794	93,700,252
Maintenance and repairs		24,013,402	17,228,273
Supplies and external services		270,970,519	189,622,599
Provisions and adjustments for doubtful receivables and other		145,518,487	52,953,113
Indirect taxes		112,129,282	77,348,499
Other operating expenses		13,298,951	3,767,505

	(b)	1,922,624,080	1,389,012,410

	(c)=(a)-(b)	114,308,826	210,053,303

Net losses/(gains) on disposals of fixed assets		(253,830)	1,842,721
Other costs		4,588,077	4,615,832

	(d)	4,334,247	6,458,553

Income before financial results and taxes	(e)=(c)-(d)	109,974,579	203,594,750

Net interest expense		101,676,254	84,875,891
Net foreign currency exchange gains		(14,655,530)	(12,248,312)
Losses on financial assets		50,464,091	34,110,790
Net other financial expenses (i)		34,414,216	40,760,222

	(f)	171,899,031	147,498,591

Income before taxes (ii)	(g)=(e)-(f)	(61,924,452)	56,096,159
Minus: Income taxes (ii)		72,043,498	64,552,542

Net income		(133,967,950)	(8,456,383)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i)	The decrease in this caption is primarily related to the decrease in taxes related to financial revenues in Brazil, in connection with dividends paid by the operating companies to the intermediate holdings of the Vivo group of companies.
(ii)	The decrease in income before taxes in 2005 did not have a corresponding impact in the provision for income taxes due to the fact that there was an increase in losses at certain subsidiaries of Vivo that are not recognising the related deferred tax assets.

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 361 million and Euro 264 million, respectively.

As at 31 December 2005 and 2004, the total staff in this segment (50% of Vivo) was 3,042 and 3,176 employees, respectively.

As required by IFRS, a summarized balance sheet of the assets and liabilities that have been proportionally consolidated must be disclosed. The assets and liabilities of Vivo that have been proportionally consolidated (50%) in 2005 and 2004 are presented below:

	2005	2004
Current assets	1,232,713,722	989,724,155
Intangible assets	2,419,439,509	1,917,798,916
Tangible assets	1,194,488,946	875,561,133
Deferred taxes	180,188,698	138,098,080
Other non-current assets	140,648,582	78,718,065

Total assets	5,167,479,457	3,999,900,349

Current liabilities	1,149,449,592	1,140,910,083
Medium and long-term debt	722,432,315	349,415,071
Other non-current liabilities	110,885,629	74,537,047

Total liabilities	1,982,767,536	1,564,862,201

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

d) PT Multimédia

		2005	2004
CONTINUED OPERATIONS
REVENUES:
Services rendered—external customers		582,453,926	543,704,767
Services rendered—inter segment revenues		452,349	595,978
Sales—external customers		33,892,397	40,871,268
Sales—inter segment sales		202,741	(20,036)
Other revenues—external customers		11,079,998	13,297,768
Other revenues—inter segment sales		372,942	307,335

	(a)	628,454,353	598,757,080

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries		43,917,989	43,727,890
Direct costs		201,336,349	184,950,030
Depreciation and amortization		61,919,611	51,420,176
Costs of products sold		13,199,148	18,253,065
Marketing and publicity		20,295,907	24,168,671
Support services		40,317,922	38,196,688
Maintenance and repairs		20,102,357	14,773,022
Supplies and external services		82,094,964	83,062,232
Provisions and adjustments for doubtful receivables and other		9,902,107	5,655,508
Indirect taxes		800,841	4,309,389
Other operating expenses		1,195,525	2,859,229

	(b)	495,082,720	471,375,900

	(c)=(a)-(b)	133,371,633	127,381,180

Impairment losses (Note 30)		—	28,000,000
Net losses/(gains) on disposals of fixed assets		70,599	(1,810,220)
Other costs/(income) (i)		(1,675,949)	51,000,136

	(d)	(1,605,350)	77,189,916

Income before financial results and taxes	(e)=(c)-(d)	134,976,983	50,191,264

Net interest expense (ii)		6,143,383	3,440,154
Net foreign currency exchange losses		688,080	827,686
Net losses/(gains) on financial assets		(737)	2,076,409
Equity in earnings of affiliated companies		(3,915,113)	(1,028,781)
Net other financial income		(2,488,436)	(3,053,734)

	(f)	427,177	2,261,734

Income before taxes	(g)=(e)-(f)	134,549,806	47,929,530

Minus: Income taxes (iii)		35,183,210	(75,502,408)

Net income from continued operations		99,366,596	123,431,938

DISCONTINUED OPERATIONS
Net income from discontinued operations		14,050,473	2,514,982

Net income		113,417,069	125,946,920

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i)	In 2004, this caption included: (1) Euro 26 million related with a provision recorded by TV Cabo in connection with the dismantling of the analogue premium service and the implementation of a digital offer (Note 13); (2) Euro 12 million related with a provision for tax contingencies (Note 13); and (3) Euro 8 million related with one-off provisions recorded by TV Cabo and Lusomundo Audiovisuais.
(ii)	The increase in net interest expense is mainly related with additional transponders acquired by TV Cabo through finance leases.
(iii)	In 2004, this caption included the initial recognition of deferred tax assets related with tax losses from previous years (Euro 103 million), since only in 2004 was obtained evidence that these tax losses could be realised.

Total assets and liabilities of this segment as at 31 December 2005 and 2004 are as follows:

	2005	2004
Assets	1,000,800,895	1,118,982,989
Liabilities	562,125,935	609,673,438

Capital expenditures in tangible and intangible assets for this reportable segment in 2005 and 2004 were Euro 186 million and Euro 73 million, respectively.

As at 31 December 2005 and 2004, the total staff in this segment was 1,388 and 1,302 employees, respectively.

e) Reconciliation of revenues, net income and assets

e1) Revenues

In 2005 and 2004, the reconciliation between revenues of reportable segments and consolidated revenues, is as follows:

	2005	2004
Revenues
Total relating to reportable segments	6,435,996,716	6,109,354,437
Total relating to other segments	215,145,690	162,354,939
Elimination of intragroup revenues	(265,724,112)	(304,330,118)

	6,385,418,294	5,967,379,258

e2) Net Income

In 2005 and 2004, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2005	2004
Net income
Total relating to reportable segments	652,189,560	765,805,560
Total relating to other segments	(14,286,027)	(36,509,713)
Other items:
Financial expenses related with loans obtained at group level	(159,347,005)	(99,130,346)
Equity accounting in earnings of affiliated companies	237,894,651	18,293,153
Income tax not included in reportable segments	(17,840,751)	36,156,545
Minority interests not included in reportable segments	(44,625,609)	(61,415,765)

	653,984,819	623,199,434

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

e3) Total Assets

As at 31 December 2005 and 2004, the reconciliation between assets of reportable segments and consolidated assets, is as follows:

	2005	2004
Total assets
Total assets relating to reportable segments	12,891,010,549	11,565,760,327
Total assets relating to other segments	2,891,821,289	1,614,533,117
Goodwill	567,541,636	529,848,187
Investments in group companies and other investments	292,693,826	218,546,604

	16,643,067,300	13,928,688,235

e4) Geographic information

Total assets, liabilities, tangible assets and intangible assets by geographic area, as at 31 December 2005 and 2004, are as follows:

	2005
	Total assets	Total liabilities	Tangible assets	Intangible assets
Portugal	9,533,121,355	7,115,120,956	2,792,325,984	1,173,753,925
Brazil	5,424,259,539	2,012,647,707	1,208,508,378	2,424,078,318
Other (i)	1,685,686,406	4,933,221,272	61,168,759	3,788,227

	16,643,067,300	14,060,989,935	4,062,003,121	3,601,620,470

	2004
	Total assets	Total liabilities	Tangible assets	Intangible assets
Portugal	9,634,080,428	6,649,817,313	2,959,712,365	1,282,130,984
Brazil	4,102,045,381	1,544,466,528	910,523,526	1,959,105,725
Other	192,562,426	3,480,231,383	66,035,822	3,689,308

	13,928,688,235	11,674,515,224	3,936,271,713	3,244,926,017

(i)	The assets and liabilities of other geographic areas include Euro 1,552,783,879 and Euro 4,875,966,814 respectively, related with PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company’s businesses primarily in Portugal and Brazil.

8. Wages and Salaries

In 2005 and 2004, this caption consists of:

	2005	2004
Salaries	533,451,526	518,867,248
Employee Benefits	98,724,176	88,027,039
Insurance	3,933,039	2,604,502
Other	31,222,422	22,303,619

	667,331,163	631,802,408

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

9. Post Retirement Benefits

9.1. Pension Benefits

As referred to in Note 3.h), PT Comunicações is responsible for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a) Former employees of Telecom Portugal hired by CTT prior to 14 May 1992, or who were retired on that date, are entitled to a pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (increased in some cases).

b) The retired and active employees who were formerly employees of TLP and who were hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (increased in some cases).

c) Former employees of TDP hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (increased in some cases).

d) The former employees of Companhia Portuguesa Rádio Marconi, S.A. (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa and two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e) On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies maintain the right to such benefits.

The actuarial valuations for these plans prepared by an independent actuary, as at 31 December 2005 and 2004, used the projected unit credit method and considered the following actuarial assumptions and rates:

	2005	2004
Rate of return on pension fund assets	6.0%	6.0%
Pension liabilities’ discount rate	4.5%	5.75%
Salaries liabilities’ discount rate	3.5%	4.0%
Salary growth rate	3.0%	3.0%
Pension growth rate	2.0%	2.0%
Inflation rate	2.0%	2.0%

The rate of return on pension fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered on market analysis.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The demographic assumptions considered in 2005 and 2004 were as follows:

Mortality table:

Employees (whilst in active service):
Males	AM (92)
Females	AF (92)

Pensioners and employees who have taken early retirement:
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Based on this actuarial study, the benefit obligation and the fair value of the pension funds as at 31 December 2005 and 2004 are as follows:

	2005	2004
Projected benefit obligation:
Retired, pre-retired and suspended employees	2,523,088,513	2,028,970,504
Salaries and gratuities to pre-retired and suspended employees	986,385,800	858,775,000
Active employees	729,350,000	695,787,000
Lusomundo Media (i)	—	8,846,352

	4,238,824,313	3,592,378,856
Pension funds assets at fair value	(2,200,172,000)	(1,972,620,000)

Unfunded pension obligations	2,038,652,313	1,619,758,856

(i)	Lusomundo Media was disposed during 2005 (Note 17).

The unfunded pension obligations were recorded in the consolidated balance sheets as at 31 December 2005 and 2004 in non-current liabilities, under the caption “Accrued post retirement liability”.

As at 31 December 2005 and 2004, the portfolio of pension funds was as follows:

	2005		2004
	Amount	%	Amount	%
Equities (i)	798,928,907	36.3%	681,516,951	34.5%
Bonds	757,849,915	34.4%	671,112,135	34.0%
Property (ii)	251,229,324	11.4%	259,565,035	13.2%
Real estate investment funds	64,249,610	2.9%	54,654,566	2.8%
Cash, treasury bills, short-term stocks and net current assets	327,914,244	14.9%	305,771,313	15.5%

	2,200,172,000	100.0%	1,972,620,000	100.0%

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i)	As at 31 December 2005 and 2004, this caption includes investments in PT shares and also certain investments in shares of related parties, as follows:

	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
Telefónica	8,928,305	113,478,757	8,928,305	118,986,853
Banco Espírito Santo	7,864,744	106,960,518	7,864,744	104,601,095
Portugal Telecom	3,879,192	33,167,092	3,879,192	35,300,647

		253,606,367		258,888,595

(ii)	As at 31 December 2005, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 93% of the value of property investments held by the funds.

In 2005, the movement in the plan assets was as follows:

Initial balance of the plan assets	1,972,620,000
Actual return on assets	167,177,000
Payments of benefits	(148,046,236)
Contributions made by PT Comunicações	197,781,236
Participants’ contributions	10,640,000

Final balance of the plan assets	2,200,172,000

The contributions made to the pension funds and payments of salaries to pre-retired and suspended employees in 2005 and 2004 were as follows:

	2005	2004
Contributions to pension funds:
Employers’ contributions	197,781,236	125,737,000
Plan participants’ contributions	10,640,000	10,991,000

	208,421,236	136,728,000

Payments of salaries to pre-retired and suspended employees	167,723,264	143,056,984

A summary of the components of the net periodic pension cost in 2005 and 2004 is presented below:

	2005	2004
Service cost	19,534,845	18,395,000
Interest cost	189,146,000	175,986,000
Expected return on plan assets	(120,944,000)	(111,127,000)
Prior years service gains	(136,568,000)	(66,478,000)

Sub-total	(48,831,155)	16,776,000
Curtailment costs related to early retirements, pre-retirements and suspended contracts	296,243,885	156,232,640

Net periodic pension cost	247,412,730	173,008,640

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

In 2005, the prior years service gains related with vested rights include Euro 110 million from the change in the retirement age for public servants following the enactment of Law 60/2005, and Euro 27 million from the change in the pension formula for public servants from 90% of the last salary to 90% of the average of the last three years of salaries. In 2004, the prior years service gain was related to the change in the pension formula from 100% to 90% of the last salary. The employees of PT Comunicações that were hired by CTT (a predecessor company) prior to May 1992 are considered as public servants and accordingly the above mentioned changes affect the computation of the PBO related to these employees.

Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed annually by the actuary and are recognised directly in shareholders’ equity. In 2005 and 2004, the movements in accumulated net actuarial losses were as follows:

	2005	2004
Initial balance	1,107,306,000	917,294,835
Change in actuarial assumptions	544,000,000	175,000,000
Differences between actual data and actuarial assumptions:
PBO related	48,064,579	51,366,165
Assets related	(46,233,000)	(36,355,000)

Ending balance (Note 38.6)	1,653,137,579	1,107,306,000

In 2005, the change in actuarial assumptions is related with the change in the discount rate from 5.75% to 4.5% for pension liabilities and from 4.0% to 3.5% for salary liabilities. In 2004, the change in actuarial assumptions is related with the change in the discount rate for pension liabilities, from 6.0% to 5.75%, and also the change in the mortality tables allowing for more one year of life for retirees.

9.2. Health Care Benefits

As referred to in Note 3.i), PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives.

This plan includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

The following parties contribute to fund this health care plan:

•	The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) with 1.5% of salaries;

•	Serviço Nacional de Saúde (“SNS”) with a contribution per beneficiary of the plan, which in 2006 will be Euro 325.74; and

•	PT Comunicações with the remaining amount required to fully cover the costs, through annual contributions to PT-ACS or autonomous funds incorporated by the Group.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The actuarial valuations for these plans prepared by an independent actuary, as at 31 December 2005 and 2004, used the projected unit credit method and considered the following assumptions and rates:

	2005	2004
Health care cost trend rate:
Next 4 years	3.5%	3.5%
Years thereafter	3.0%	3.0%
Rate of return on fund assets	6.0%	6.0%
Discount Rate	4.5%	5.75%
Salary growth rate	3.0%	3.0%
Inflation rate	2.0%	2.0%

The rate of return on fund assets was estimated based on historical information on the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered on market analysis.

The demographic assumptions considered in 2005 and 2004 were as follows:

Mortality table:
Employees (whilst in active service):
Males	AM (92)
Females	AF (92)
Pensioners and employees who have taken early retirement:
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Based on this study, the benefit obligation and the fair value of health care funds as at 31 December 2005 and 2004 is as follows:

	2005	2004
Accumulated health care benefit obligation	912,807,431	701,797,528
Plan assets at fair value	(315,576,000)	—

Unfunded health care benefit obligations	597,231,431	701,797,528

The assumed health care cost trend rate is 3.5% for the next four years and 3.0% thereafter. The effect of increasing this assumed rate by 1% (i.e. to 4.5% for the next four years and 4.0% thereafter) is to increase the accumulated health care benefit obligations as at 31 December 2005 by Euro 164 million, and to increase the service cost and interest cost for 2005 by Euro 9 million.

The effect of decreasing this assumed rate by 1% (i.e. to 2.5% for four years and 2.0% thereafter) is to decrease the accumulated health care benefit obligations as at 31 December 2005 by Euro 132 million, and to decrease the service cost and interest cost for 2005 by Euro 7 million.

During 2005, the Company established an autonomous fund to cover the liabilities with post retirement health care benefits, and made an initial contribution of Euro 300 million to this fund. This autonomous fund is

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

managed by PT Prestações in accordance with an investment policy defined by the Group and consistent with the maturity and risk of the liabilities. Additionally, PT paid to PT-ACS, net of the contributions from the SNS, an amount of Euro 34,302,467, related with health care expenses incurred with retired employees.

The unfunded health care benefit obligations were recorded in the consolidated balance sheets as at 31 December 2005 and 2004 in non-current liabilities, under the caption “Accrued post retirement liability”.

As at 31 December 2005, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	Amount	%
Equities	105,516,357	33.4%
Bonds	128,302,463	40.7%
Commodities	39,685,738	12.6%
Currency funds	39,237,410	12.4%
Cash, treasury bills, short-term stocks and net current assets	2,834,032	0.9%

	315,576,000	100.0%

A summary of the components of the net periodic post retirement health care cost in 2005 and 2004 is presented below:

	2005	2004
Service cost	5,228,000	5,061,000
Interest cost	39,998,000	36,935,000
Expected return on assets	(18,000,000)	—

	27,226,000	41,996,000
Curtailment cost related to early retirements, pre-retirements and suspended contracts	18,065,900	9,358,100

Net periodic post retirement health care costs	45,291,900	51,354,100

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed annually by the actuary and are recognised directly in shareholders’ equity. In 2005 and 2004, the movements in accumulated net actuarial losses were as follows:

	2005	2004
Initial balance	132,431,000	144,620,000
Change in actuarial assumptions	149,000,000	(7,556,000)
Differences between actual data and actuarial assumptions:
PBO related	33,020,470	(4,633,000)
Assets related	2,424,000	—

Ending balance (Note 38.6)	316,875,470	132,431,000

In 2005, the change in actuarial assumptions is related with the change in the discount rate from 5.75% to 4.5%. In 2004, the change in actuarial assumptions is related with a gain resulting from the increase in the contributions from SNS, which was partially offset by the change in the discount rate from 6.0% to 5.75%, and also the change in the mortality tables allowing for more one year of life for retirees.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

9.3. Balance sheet

The movements occurred in 2005 and 2004 in the accrued post retirement liability were as follows:

	Pension benefits (Note 9.1)	Health Care Benefits (Note 9.2)	Total
Inicial balance under Portuguese GAAP	730,872,244	525,166,751	1,256,038,995
Adjustments to conform with IFRS	791,270,835	167,106,000	958,376,835

Initial balance under IFRS	1,522,143,079	692,272,751	2,214,415,830
Net periodic cost	16,776,000	41,996,000	58,772,000
Curtailment cost	156,232,640	9,358,100	165,590,740
Payments and contributions	(268,793,984)	(29,772,489)	(298,566,473)
Net actuarial losses	190,011,165	(12,189,000)	177,822,165
Other (i)	3,389,956	132,166	3,522,122

Initial balance	1,619,758,856	701,797,528	2,321,556,384
Change in consolidation perimeter (ii)	(8,846,352)	—	(8,846,352)
Net periodic cost	(48,831,155)	27,226,000	(21,605,155)
Curtailment cost	296,243,885	18,065,900	314,309,785
Payments and contributions	(365,504,500)	(334,302,467)	(699,806,967)
Net actuarial losses	545,831,579	184,444,470	730,276,049

Ending balance	2,038,652,313	597,231,431	2,635,883,744

(i)	This caption includes post retirement benefits costs from Lusomundo Media recorded in profit and loss statement under the caption “Discontinued operations” (Note 17).
(ii)	This caption relates to the accrued post retirement liability of Lusomundo Media (Note 17).

9.4. Cash flow

In 2005 and 2004, the payments and contributions regarding post retirement benefits were as follows:

	2005	2004
Pension benefits:
Contribution to the funds	197,781,236	125,737,000
Payments of salaries to pre-retired and suspended employees	167,723,264	143,056,984

	365,504,500	268,793,984

Health care benefits:
Contribution to the fund	300,000,000	—
Payments to PT-ACS	34,302,467	29,772,489

	334,302,467	29,772,489

	699,806,967	298,566,473

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

9.5. Profit and loss

In 2005 and 2004, post retirement benefit costs were recorded under the captions “Post retirement benefits” and “Work force reduction program cost”, as follows:

	2005	2004
Post retirement benefits:
Pension benefits	(48,831,155)	16,776,000
Health care benefits	27,226,000	41,996,000

	(21,605,155)	58,772,000

Work force reduction program costs:
Pension benefits	296,243,885	156,232,640
Health care benefits	18,065,900	9,358,100

	314,309,785	165,590,740

9.6. Net actuarial losses

In 2005 and 2004, the movement in net actuarial losses, recorded directly in shareholders’ equity, was as follows:

	2005	2004
Changes in actuarial assumptions:
Pension benefits	544,000,000	175,000,000
Health care benefits	149,000,000	(7,556,000)

	693,000,000	167,444,000

Differences between actual data and actuarial assumptions:
Pension benefits	1,831,579	15,011,165
Health care benefits	35,444,470	(4,633,000)

	37,276,049	10,378,165

	730,276,049	177,822,165

10. Direct Costs

In 2005 and 2004, this caption consists of:

	2005	2004
Telecommunications costs (i)	561,634,307	553,309,321
Programming (ii)	139,580,362	84,739,017
Directories	81,687,887	86,870,397
Other	98,278,754	127,114,963

	881,181,310	852,033,698

(i)	In 2005 and 2004, this caption includes costs related with operating leases of capacity usage amounting to Euro 90,628,979 and Euro 67,492,750, respectively (Note 12).
(ii)	The increase in this caption in 2005 is primarily related with the launch by TV Cabo of a digital offer.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

11. Supplies and External Services

In 2005 and 2004, this caption consists of:

	2005	2004
Commissions	249,502,758	199,899,936
Specialized work	184,218,170	146,713,400
Operating leases (Note 12)	68,742,262	58,701,159
Electricity	61,155,174	49,662,282
Communication	27,275,071	26,687,801
Installation and removal of terminal equipment	25,597,855	11,089,470
Travelling	16,042,820	16,504,880
Surveillance and security	13,282,996	11,316,163
Fees	12,042,595	9,437,845
Insurance	11,402,137	10,119,351
Other	91,130,464	103,328,146

	760,392,302	643,460,433

12. Operating Leases

In 2005 and 2004, operating lease costs were recognised in the following captions:

	2005	2004
Direct costs—capacity (Note 10)	90,628,979	67,492,750
Supplies and external services (Note 11) (i)	68,742,262	58,701,159

	159,371,241	126,193,909

(i)	This caption is mainly related with rentals of property and leases of transportation equipment.

As at 31 December 2005, the Company’s obligations under operating lease contracts are as follows:

2006	158,978,929
2007	109,932,481
2008	68,083,967
2009	51,867,127
2010	39,078,232
2011 and following years	184,991,527

612,932,264

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

13. Other Costs

During the years ended 31 December 2005 and 2004, this caption consists of:

	2005	2004
Donations (i)	10,373,957	9,548,139
Increases in provisions and adjustments (Note 36) (ii)	1,949,648	34,348,329
Other (iii)	5,328,559	39,668,972

	17,652,164	83,565,440

(i)	In 2005 and 2004, this caption included contributions made by PT to different sustainability programmes, promoted by Portuguese and international institutions.
(ii)	In 2004, this caption included Euro 26,250,000 related with a provision recorded by TV Cabo in connection with the dismantling of the analogue premium service and the implementation of a digital offer.
(iii)	In 2004, this caption includes (1) Euro 10 million related with an agreement signed between PT Comunicações and DECO to resolve a dispute arising from the amounts charged by PT Comunicações as activation fees, and (2) Euro 12 million related to a provision for tax contingencies at PT Multimédia.

14. Net Losses/(Gains) on Financial Assets

During the years ended 31 December 2005 and 2004, this caption consists of:

	2005	2004
Derivatives (i)	13,966,003	(9,125,470)
Other (ii)	(5,200,744)	(2,473,027)

	8,765,259	(11,598,497)

(i)	In 2005, this caption includes mainly a loss of Euro 26,303,052 related with negative changes in the fair value of derivative financial instruments classified as available for trading (Note 39), offset by a gain of Euro 12,337,049 related with dividends and warrants obtained by PT on the total return swap over PT Multimédia’s shares contracted with Santander Group (Note 39).
(ii)	In 2005, this caption includes primarily: (1) a gain of Euro 5,920,000 (Note 29) related with the disposal of the financial investment in Media Capital; (2) Euro 1,323,874 (Note 36) related to provisions for certain loans granted to associated companies; (3) Euro 1,719,687 related with dividends received primarily from BES and Telefónica; and (4) Euro 1,242,647 related with rents received from the lease of certain real estate investments owned by PT Comunicações (Note 29).

15. Net Other Financial Expenses

During the years ended 31 December 2005 and 2004, this caption consists of:

	2005	2004
Bank commissions and expenses (i)	32,620,839	19,083,229
Financial discounts, net	5,881,694	4,970,679
Taxes related with financial revenues (ii)	5,006,330	13,264,646
Other	20,944,234	18,297,660

	64,453,097	55,616,214

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i)	The increase in this caption in 2005 is mainly explained by the operations in Brazil (Euro 3 million due to the appreciation of the Real against the Euro), namely in connection with the disposal of an investment in UOL and the restructuring of Vivo.
(ii)	This caption corresponds to 50% of taxes on financial income obtained by Brasilcel’s subsidiaries, which is mainly related with dividends paid by the operating companies to intermediate holding companies in Brazil. The decrease in this cost item in 2005 is primarily related with the decrease in dividends paid by Telesp Celular to TCP.

16. Income Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5%.

Portugal Telecom and PT Multimédia adopted the tax consolidation regime, which includes both companies and all 90% or more owned Portuguese subsidiaries that comply with the provision of article 63 of the Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, being ten years for the contributions made up to the year ended 31 December 2001). Management believes that any adjustment which may result from such reviews or inspections would not have a material impact on the consolidated financial statements as at 31 December 2005, except for the situations where provisions have been recognised (Note 36).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

a) Deferred taxes

During the years ended 31 December 2005 and 2004 the movements in deferred tax assets and liabilities was as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Net income from continued operations	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 25)	Other	Balance as at 31 December 2005
Deferred tax assets
Accrued post-retirement liability	633,933,981	(2,432,747)	(110,793,932)	199,547,931	—	—	—	720,255,233
Tax losses carryforward (i)	535,569,417	(8,909,622)	2,462,271	—	16,586,861	(261,690,411)	2,858,356	286,876,872
Provisions	112,188,079	(5,803,538)	35,270,702	—	10,272,451	—	—	151,927,694
Additional contribution to pension funds	26,202,667	—	95,148,655	—	—	—	—	121,351,322
Financial instruments	21,823,859	—	(3,892,741)	208,370	—	—	(1,817,601)	16,321,887
Other	93,283,513	—	(45,062,216)	—	43,159,695	—	(302,991)	91,078,001

	1,423,001,516	(17,145,907)	(26,867,261)	199,756,301	70,019,007	(261,690,411)	737,764	1,387,811,009

Deferred tax liabilities
Gains on disposals of investments	272,860,766	(585,265)	(648,204)	—	—	—	—	271,627,297
Revaluation of fixed assets	20,768,991	(2,235,362)	(2,002,954)	—	—	—	—	16,530,675
Other	34,226,650	—	13,829,133	—	—	—	(1,346,678)	46,709,105

	327,856,407	(2,820,627)	11,177,975	—	—	—	(1,346,678)	334,867,077

		(14,325,280)	(38,045,236)	199,756,301	70,019,007	(261,690,411)	2,084,442

(i)	As of 31 December 2005, this caption includes Euro 217 million related with taxes losses carryforward recorded by Portugal Telecom and other Portuguese subsidiaries and Euro 70 million related to tax losses carryforward recorded by Vivo.

	Balance as at 31 December 2003 (according with Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according with IFRS)	Net income (i)	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 25)	Other	Balance as at 31 December 2004
Deferred tax assets
Accrued post-retirement liability	341,755,684	261,847,268	603,602,952	(18,258,877)	48,589,906	—	—	—	633,933,981
Tax losses carry-forward (i)	651,863,830	(893,031)	650,970,799	116,577,636	—	626,645	(237,178,778)	4,573,115	535,569,417
Provisions	74,200,187	11,911,204	86,111,391	25,814,596	—	279,975	—	(17,883)	112,188,079
Additional contribution to pension funds	36,436,390	(9,532,751)	26,903,639	(700,972)	—	—	—	—	26,202,667
Financial instruments	10,815,788	4,638,255	15,454,043	4,570,582	1,799,234	—	—	—	21,823,859
Other	216,540,935	(66,561,431)	149,979,504	(58,536,445)	—	2,556,532	—	(716,078)	93,283,513

	1,331,612,814	201,409,514	1,533,022,328	69,466,520	50,389,140	3,463,152	(237,178,778)	3,839,154	1,423,001,516

Deferred tax liabilities
Gains on disposals of investments	286,457,912	—	286,457,912	(13,597,146)	—	—	—	—	272,860,766
Revaluation of fixed assets	24,567,399	—	24,567,399	(3,864,335)	—	—	—	65,927	20,768,991
Other	22,500,269	11,186,021	33,686,290	540,360	—	—	—	—	34,226,650

	333,525,580	11,186,021	344,711,601	(16,921,121)	—	—	—	65,927	327,856,407

				86,387,641	50,389,140	3,463,152	(237,178,778)	3,773,227

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

According to Portuguese legislation, tax losses carryforward may be used to offset future taxable income for a subsequent six years period. As at 31 December 2005 and 2004, tax losses carryforward of Portuguese subsidiaries mature as follows:

	2005		2004
	Recognised tax losses	Not recognised	Recognised tax losses	Not recognised
2005	—	—	3,259,000	1,672,203
2006	—	195,510,362	6,328,029	195,510,362
2007	—	20,811,015	5,684,000	20,811,015
2008	477,242,146	3,883,962	1,423,949,928	16,883,962
2009	311,981,853	4,477,091	317,019,000	4,477,091
2010	—	21,057,364	937,000	21,057,364

	789,223,999	245,739,794	1,757,176,957	260,411,997

As at 31 December 2005, recognised tax losses carryforward of Portuguese subsidiaries include Euro 464 million related to Portugal Telecom’s tax consolidation and Euro 325 million related to PT Multimédia’s tax consolidation.

b) Reconciliation of income tax provision

During the years ended 31 December 2005 and 2004, the reconciliation between the nominal and effective income tax rate, is as follows:

	2005	2004
Income before taxes	1,051,565,863	909,131,169
Statutory tax rate (including municipal taxes at a 10% standard)	27.5%	27.5%

	289,180,612	250,011,071
Initial recognition of deferred tax assets related with tax losses carryforward from previous periods	—	(104,487,722)
Valuation allowance for certain tax losses carryforward	59,252,594	34,957,108
Permanent differences	12,821,057	24,864,062
Difference in tax rates	4,718,783	2,944,924
Reduction of deferred tax liabilities related with deferred taxation on the disposal of certain investments	—	(12,610,960)
Other	18,370,147	14,306,165

	384,343,193	209,984,648

The income tax for the year is as follows:
Income tax-current (Note 25)	346,297,957	288,963,707
Deferred taxes	38,045,236	(78,979,059)

	384,343,193	209,984,648

In 2004, there was an increase in deferred taxes recorded through net income of Euro 86,387,641, being Euro 78,979,059 related to continued operations and Euro 7,408,582 (Note 17) related to discontinued operations.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

17. Discontinued operations

As at 31 December 2005 and 2004, there are no businesses classified as discontinued operations in the balance sheet. In 2005 and 2004, the income statements from discontinued operations include the results of the companies that have been disposed during those years up to the effective date of the disposal, which occurred in September 2004 in the case of Mascom, in August 2005 in the case of Lusomundo Media, and in November 2005 in the case of PrimeSys.

In 2005, income from discontinued operations also includes the gains obtained from the disposals of Lusomundo Media (Euro 17 million) and PrimeSys (Euro 4 million). In 2004, income from discontinued operations also included a gain of Euro 23 million related with the disposal of Mascom.

In 2005 and 2004, income from discontinued operations is detailed as follows:

	2005	2004
Revenues	163,565,721	222,197,245
Operating costs	159,734,880	227,739,675

	3,830,841	(5,542,430)
Losses / (gains) on disposals of fixed assets and other items	(30,904)	1,000,739

Income before financials results and taxes	3,861,745	(6,543,169)
Equity in earnings of affiliated companies (i)	—	(5,729,147)
Interest and other financial expenses, net	1,386,724	3,958,207

Income before taxes	2,475,021	(4,772,229)
Income taxes	(1,562,143)	7,408,582

Results from discontinued operations	912,878	2,636,353
Gains obtained with disposals of financial investments (ii)	20,820,074	23,428,829

Income from discontinued operations	21,732,952	26,065,182

(i)	In 2004, this caption is related with the application of the equity method of accounting to the results of Mascom up to September 2004. The disposal of this investment was initiated in 2003 and concluded in September 2004 with the approval of this transaction by the Botswana regulators.
(ii)	In 2005, this caption includes the gains, net of taxes, related with the disposal of the financial investments in Lusomundo Media (Euro 16,809,196) and PrimeSys (Euro 4,010,878). The gain obtained with the disposal of Lusomundo Media is net of a provision of Euro 18,929,000 (Note 36) to cover certain representations and warranties provided to the buyer in the sale and purchase agreement. In 2004, this caption includes the gain obtained with the disposal of Mascom.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

18. Minority interests

During the years ended 31 December 2005 and 2004, the movements in minority interests were as follows:

	Balance as at 1 January 2005	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Income / (loss)	Dividends	Currency translation adjustments	Other	Balance as at 31 December 2005
Brasilcel (i)	305,770,785	—	114,451,321	(11,026,917)	(10,007,415)	126,714,194	(2,633,398)	523,268,570
PT Multimédia (ii)	212,124,711	—	—	33,923,866	(32,122,888)	(67,634)	(35,782,448)	178,075,607
Cabo Verde Telecom	30,728,281	—	—	8,190,353	(5,370,263)	—	119,952	33,668,323
Cabo TV Madeirense	6,056,156	—	—	1,851,972	(1,376,400)	—	—	6,531,728
Timor Telecom	2,258,891	—	(206,622)	874,749	—	400,461	—	3,327,479
Cabo TV Açoreana	2,019,394	—	—	709,916	(477,343)	—	—	2,251,967
CST	1,466,715	—	—	396,550	(57,717)	(64,563)	(65,776)	1,675,209
Kénya Postel Directories	886,003	—	(96,294)	221,817	(243,888)	247,499	—	1,015,137
LTM	1,482,547	—	—	627,644	(479,750)	(136,820)	—	1,493,621
Previsão	1,053,501	—	—	78,005	(22,132)	—	(285)	1,109,089
Grafilme	662,344	—	—	111,477	(44,442)	—	—	729,379
TPT	555,422	—	—	159,336	—	13,323	133,850	861,931
Other	2,564,224	(1,385,177)	(2,770,636)	(1,147,965)	(49,586)	29,190	2,437,986	(321,964)

	567,628,974	(1,385,177)	111,377,769	34,970,803	(50,251,824)	127,135,650	(35,790,119)	753,686,076

	Balance as at 1 January 2004 under Portuguese GAAP	IFRS effect as at 1 January 2004	Balance as at 1 January 2004 under IFRS	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Income / (loss)	Dividends	Currency translation adjustments	Other	Balance as at 31 December 2004
Brasilcel (i)	419,201,233	(13,347,017)	405,854,216	—	(115,229,615)	37,844,791	(30,156,059)	7,260,395	197,057	305,770,785
PT Multi- média (ii)	166,169,910	(550,830)	165,619,080	—	—	51,993,364	(5,327,366)	(72,523)	(87,843)	212,124,712
Cabo Verde Telecom	28,772,842	—	28,772,842	—	—	7,061,714	(5,273,610)	—	167,335	30,728,281
Mascom	16,682,849	—	16,682,849	—	(16,682,849)	—	—	—	—	—
Cabo TV Madeirense	5,155,415	(9,612)	5,145,803	—	—	1,440,188	(539,400)	—	9,564	6,056,155
Timor Telecom	—	—	—	1,716,567	—	805,176	—	(262,852)	—	2,258,891
Cabo TV Açoreana	1,872,300	(48)	1,872,252	—	—	505,903	(349,197)	—	(9,564)	2,019,394
CST	1,438,850	—	1,438,850	—	—	350,682	(33,385)	(232,066)	(57,366)	1,466,715
Kénya Postel Directories	1,127,747	—	1,127,747	—	—	234,808	(369,088)	(96,281)	(11,183)	886,003
LTM	1,299,359	—	1,299,359	—	—	551,540	(527,288)	161,588	(2,652)	1,482,547
Previsão	—	—	—	1,029,850	—	23,651	—	—	—	1,053,501
Grafilme	577,237	—	577,237	—	—	173,987	(88,878)	—	—	662,346
TPT	—	—	—	424,942	—	193,450	—	(62,970)	—	555,422
Other	1,670,226	(37,810)	1,632,416	(1,038,737)	713,787	833,015	(225,368)	(22,225)	671,334	2,564,222

	643,967,968	(13,945,317)	630,022,651	2,132,622	(131,198,677)	102,012,269	(42,889,639)	6,673,066	876,682	567,628,974

(i)	The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income. The increase in minority interests occurred during 2005 is related with the capital increase of Telesp Celular Participações completed in January 2005.
(ii)	The minority interests in PT Multimédia correspond to the interest of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries. For consolidation purposes, part of the cost related with the warrants issued by PT Multimédia during the first half of 2005, was reclassified from shareholders’ equity to net income of that subsidiary, in order to eliminate the gain recognised by Portugal Telecom in net income. In 2005, the column “Other” includes approximately Euro 32 million related with the proportion of minority interests over the warrants issued in May 2005, and Euro 3 million related with the proportion of minority interests over the treasury shares acquired in December 2005 by PT Multimédia.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

19. Dividends

On 29 April 2005, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 35 euro cents per share relating to year 2004, equivalent to total dividends of Euro 395,085,000 (Note 38).

20. Earnings per share

Basic and diluted earnings per share for the years ended 31 December 2005 and 2004 were computed as follows:

		2005	2004
Income from continued operations, net of minority interests	(1)	630,950,386	597,239,096
Income from discontinued operations, net of minority interests	(2)	23,034,433	25,960,338

Net income	(3)	653,984,819	623,199,434
Financial costs related with exchangeable bonds (net of tax)	(4)	5,659,858	5,160,506

Net income considered in the computation of the diluted earnings per share	(5)	659,644,677	628,359,940

Weighted average common shares outstanding in the period	(6)	1,138,250,826	1,173,266,406
Effect of the exchangeable bonds		31,482,438	31,482,438

	(7)	1,169,733,264	1,204,748,844

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.554	0.509
Diluted	[(1)+(4)]/(7)	0.544	0.500

Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.020	0.022
Diluted	(2)/(7)	0.020	0.022

Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.575	0.531
Diluted	(5)/(7)	0.564	0.522

21. Short term Investments

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Fixed rate bonds	420,549,203	548,583,498
Other short term investments (i)	2,879,060,750	957,187,759

	3,299,609,953	1,505,771,257

(i)	As at 31 December 2005 and 2004, this caption included Euro 37,923,201 and Euro 39,828,143 respectively, related with the fair value of derivative financial instruments contracted by Brasilcel’s subsidiaries, which currently are not covering any specific risk (Note 39).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

22. Accounts Receivable—Trade

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Current accounts receivable—trade:
Accounts receivable from customers	1,525,016,152	1,341,345,823
Unbilled revenues	219,855,066	192,539,391
Other	143,495	2,473,903

	1,745,014,713	1,536,359,117
Adjustments for doubtful accounts receivable—trade (Note 36)	(355,784,945)	(364,810,725)

	1,389,229,768	1,171,548,392
Advances to suppliers	58,061,919	44,216,230

	1,447,291,687	1,215,764,622

23. Accounts Receivable—Other

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Current accounts receivable—other:
Receivables from affiliated companies	59,044,470	31,532,707
Contributions from SNS (Note 9.2))	37,664,548	20,786,447
Discounts given to retired Portuguese citizens (i)	19,670,923	47,597,244
Other	100,001,636	123,121,741

	216,381,577	223,038,139
Adjustments for other accounts receivable (Note 36)	(15,927,455)	(15,873,011)

	200,454,122	207,165,128

Other non-current accounts receivable	21,910,698	48,527,860
Adjustments for other non-current accounts receivable (Note 36)	(2,106,093)	(3,598,841)

	19,804,605	44,929,019

(i)	This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which will be reimbursed by the Portuguese State, under Decree-Law 20-C/86. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. As at 31 December 2005 and 2004, the account receivable from the Portuguese State regarding discounts to retired Portuguese citizens is as follows:

	2005	2004
Discounts given in 2003 (Note 33)	—	26,392,172
Discounts given in 2004	—	21,205,072
Discounts given in 2005	19,670,923	—

	19,670,923	47,597,244

The Portuguese State paid in 2005 the amounts related to the discounts given in 2003 and 2004.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(ii)	These contributions are related to the following years:

2002	4,134,200
2003	3,271,690
2004	15,249,730
2005	15,008,928

37,664,548

24. Inventories

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Merchandise	155,942,498	182,979,978
Raw materials and consumables	35,780,354	37,680,584
Work in progress	6,801,647	6,263,689
Advances for purchases	41,217	137,854

	198,565,716	227,062,105
Adjustments for obsolete and slow moving inventories (Note 36)	(28,247,571)	(33,738,318)

	170,318,145	193,323,787

25. Taxes Receivable and Payable

As at 31 December 2005 and 2004, this caption consists of:

	2005		2004
	Receivable	Payable	Receivable	Payable
Current taxes:
Operation in Portugal:
Value added tax	30,505,492	70,946,476	20,420,342	54,260,001
Social Security Contributions	—	8,412,868	—	10,863,432
Personnel income tax witholdings	—	8,469,984	—	9,483,731
Income taxes	18,863,663	5,438,577	2,671,828	—
Other	1,492,138	1,050,631	2,672,746	424,508

	50,861,293	94,318,536	25,764,916	75,031,672
Taxes in foreign countries	152,951,877	142,918,443	153,679,162	93,297,869

	203,813,170	237,236,979	179,444,078	168,329,541

Non-current taxes:
Taxes in foreign countries	117,244,409	30,899,784	62,623,744	25,634,200

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

As at 31 December 2005 and 2004, the captions “Taxes in foreign countries”, included mainly 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	2005		2004
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	58,811,881	34,083,312	48,271,008	20,854,816
Indirect taxes	81,877,050	94,251,531	66,324,463	57,920,437
Other	12,262,946	14,583,600	39,083,691	14,522,616

	152,951,877	142,918,443	153,679,162	93,297,869

Non-current taxes:
Income taxes (i)	75,879,145	—	48,297,567	—
Indirect taxes (ii)	41,365,264	30,899,784	14,326,177	25,634,200

	117,244,409	30,899,784	62,623,744	25,634,200

(i)	This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, that will only be recovered in more than one year.
(ii)	Taxes receivable included in this caption relate to indirect taxes paid on the acquisition of property items, which under Brazilian law are only available for offset over a period of 48 months. Taxes payable included in this caption relate to ICMS determined in the Brazilian State of Paraná, which is payable in a period of 48 months in accordance with a special agreement with the local State Government.

As at 31 December 2005 and 2004, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

	2005	2004
Current income taxes in the balance sheet	(4,407,986)	(8,882,069)
Payments on account	7,741,149	5,086,990
Witholding income taxes	5,396,679	4,106,310
Other (i)	4,695,244	2,360,597

Net income tax receivable	13,425,086	2,671,828

(i)	This caption is primarily related to withholding income taxes at Portugal Telecom that will only be recoverable when the Company will star to pay income taxes after full utilization of its tax losses carryforward.

Reconciliation between current income taxes in the Company’s balance sheet as at 31 December 2005 and 2004 and the current income tax expense for the periods then ended, is as follows:

	2005	2004
Current income taxes in the balance sheet	4,407,986	8,882,069
Tax losses carryforward used in the year (Note 16)	261,690,411	237,178,778
Foreign income taxes of international subsidiaries (i)	66,104,582	38,305,380
Provisions for legal actions related with income taxes (Note 36)	6,873,860	4,717,540
Other	6,882,045	1,201,256

	345,958,884	290,285,023

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i)	In 2005, this caption included Euro 45 million related to Vivo (Euro 29 million in the previous year), Euro 8 million related to PT Finance (Euro 1 million in the previous year), Euro 7 million related to Cabo Verde Telecom (Euro 6 million in the previous year) and Euro 3 million related to CST (Euro 1 million in the previous year). The increase in current income taxes at Vivo includes the effect of the appreciation of the Real against the Euro (Euro 7 million) and the remaining is related to a higher level of taxable income at certain subsidiaries of Vivo.

The current income tax expense was recorded in the following captions:

	2005	2004
Profit and loss statement (Note 16)	346,297,957	288,963,707
Cumulative foreign currency translation adjustments (Note 38)	(339,073)	1,321,316

	345,958,884	290,285,023

26. Prepaid Expenses

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Telephone directories	42,055,087	47,208,585
Sales of equipment	18,459,419	19,610,304
Marketing and publicity (i)	30,542,748	12,909,373
Rentals	8,100,226	6,544,606
Maintenance and repairs	7,890,849	12,227,583
Programming content	3,817,421	—
Interest paid in advance	2,134,677	3,394,788
Advances paid to employees	420,408	2,411,039
Other	14,705,576	11,635,167

	128,126,411	115,941,445

(i)	The increase in this caption is primarily related with promotions that have already been contracted by Vivo in connection with the 2006 Football World Cup to be held in Germany in June/July 2006.

27. Other Current and Non-Current Assets

As at 31 December 2005 and 2004, these caption are made up as follows:

	2005	2004
Other Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix and 37)	48,342,815	48,179,656
Fair value of derivative instruments on PT Multimédia shares (Note 39)	42,020,704	31,226,238
Premiums to be received regarding derivative instruments on PT Multimédia shares (Note 35)	8,328,285	16,656,570
Other	7,518,749	16,621,364

	106,210,553	112,683,828

Other Non-Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix and 37)	744,003,413	792,346,228
Other	16,808,551	11,778,357

	760,811,964	804,124,585

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

28. Investments in Group Companies

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Investments in group companies	4,767,644	4,037,761
Investments in associated companies	175,633,432	93,745,190
Goodwill, net of impairment losses	166,860,191	112,207,743
Loans granted to associated companies and other companies	75,989,257	106,122,026
Advances for investments	2,352,102	2,185,233

	425,602,626	318,297,953

As at 31 December 2005 and 2004, the caption “Investment in group companies” consists of:

	2005	2004
Guiné Telecom, SARL (i)	3,716,555	3,716,555
Regiforum	857,058	818,953
Marconi France (ii)	—	1,644,171
Other	3,910,586	1,574,637

	8,484,199	7,754,316
Adjustments for investments in group companies (Note 36)	(3,716,555)	(3,716,555)

	4,767,644	4,037,761

(i)	The investment in this company is fully provided for.
(ii)	This investment was disposed in 2005.

As at 31 December 2005 and 2004, the caption “Investments in associated companies” consists of:

	2005	2004
Unitel, S.A. (“Unitel”)	72,921,020	28,461,383
UOL (i)	46,985,983	—
CTM—Companhia de Telecomunicações de Macau, SARL (“CTM”)	33,865,473	27,965,749
Banco Best, S.A.	7,583,700	7,362,700
Páginas Amarelas, S.A. (“Páginas Amarelas”)	3,897,665	5,149,371
Lisboa TV—Informação e Multimédia, S.A.	3,865,964	5,572,558
INESC—Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,788	2,992,787
Hungaro Digitel KFT	1,969,094	1,990,635
Octal	1,195,419	1,299,387
Warner Lusomundo Sogecable de Espanha, S.A. (iii)	—	7,603,000
Idealyse (i)	—	7,417,741
Vasp—Sociedade de Transporte e Distribuição, Lda (iv)	—	2,019,110
Other	3,661,204	6,321,298

	178,938,310	104,155,719
Adjustments for investments in associated companies (Note 36)	(3,304,878)	(10,410,529)

	175,633,432	93,745,190

(i)

In 2005, Portugal Telecom increased its interest in UOL from 28.6% to 45% through (1) the exercise of convertible loans granted to UOL in previous years, and (2) the exchange of a loan granted to Idealyze in

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

previous years for an additional stake in UOL. As a result of these transactions, a goodwill of Euro 61,281,426 was recorded in the Company’s consolidated balance sheet.
(ii)	The investment in this company is fully provided for.
(iii)	This investment was sold in 2005.
(iv)	This investment was part of the Lusomundo Media Group, which was disposed in August 2005 (Note 17).

As at 31 December 2005 and 2004, the caption “Goodwill, net of impairment losses” consists of:

	2005	2004
Páginas Amarelas	83,754,434	83,754,434
UOL (i)	54,843,158	—
Unitel	24,397,325	24,116,843
Other	3,865,274	4,336,466

	166,860,191	112,207,743

(i)	As previously indicated, the Company recorded in 2005 a goodwill of Euro 61,281,426 in connection with the increase of its investment in UOL. Subsequently, this goodwill was (1) reduced by Euro 17,453,878 in connection with the disposal of 16% of UOL following the IPO of this associated company, and (2) increased by Euro 11,015,610 due to currency translation adjustments recognized up to year-end.

In 2005 and 2004, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses. As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Medi Telecom	70,257,631	64,442,408
Sportinveste (i)	35,318,668	35,318,668
Sport TV	17,500,000	20,000,000
INESC (ii)	3,292,066	3,292,066
UOL (iii)	—	77,989,260
Idealyse (iii)	—	29,420,510
Web-Lab (iv)	—	6,684,761
Marconi Suisse (v)	—	5,732,692
PT Telecom Brasil (vi)	—	3,002,855
Other	1,439,065	5,292,292

	127,807,430	251,175,512
Adjustments for loans granted to associated companies and other companies (Note 36)	(5,537,516)	(73,005,897)
Adjustments related with the equity accounting on financial investments (Note 36) (vii)	(46,280,657)	(72,047,589)

	75,989,257	106,122,026

(i)	This caption includes Euro 30,023,168 (Note 40) of additional paid-in capital contributions and Euro 5,295,500 of shareholders loans granted to this associated company.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(ii)	This loan is fully provided for.
(iii)	Loans granted to UOL and Idealyse were converted into additional shares of UOL, increasing PT’s ownership in UOL from 28.6% to 45%.
(iv)	The investment in this company was fully consolidated as at 31 December 2005.
(v)	Loans granted to Marconi Suisse were repaid in 2005, in connection with the disposal of this investment.
(vi)	The loans granted to this company were repaid in 2005.
(vii)	This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in affiliated companies, which were recorded as a reduction to the value of loans granted to those affiliated companies (Note 2.a)). As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Medi Telecom	36,098,033	38,225,006
Sportinveste	10,182,624	2,502,413
UOL (Note 36)	—	18,432,125
Web-Lab (a)	—	6,684,791
Marconi Suisse (Note 36) (b)	—	4,763,659
Other	—	1,439,595

	46,280,657	72,047,589

(a)	Web-Lab was fully consolidated for the first time in 2005.
(b)	The investment in this company was sold during 2005.

If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any affiliated company, a provision is recorded and included in the caption “Provisions for other risks and costs—Other” (Note 36).

In 2005 and 2004, the profit and loss caption “Equity accounting in earnings of affiliated companies” consists of:

	2005	2004
UOL (i)	175,386,845	1,735,353
Unitel	50,580,539	16,820,236
CTM	16,457,134	11,379,327
Sportinveste	(7,680,211)	(2,502,413)
Medi Telecom	3,183,869	(5,553,004)
Páginas Amarelas	(602,006)	3,526,629
Other	900,007	(4,539,218)

	238,226,177	20,866,910

(i)	This gain results from the restructuring of Portugal Telecom’s investment in UOL and the subsequent disposal of a portion of the investment (16%) following the IPO of this associated company occurred in December 2005. This gain incorporates the following accounting movements: (1) Euro 68,394,114 related to a reversal in adjustments to cover loans granted to UOL and Idealyse (Note 36) (2) Euro 82,260,223 related to the disposal of 16% of Portugal Telecom’s investment in UOL; and (3) Euro 24,732,508 related to Portugal Telecom’s portion in the results of UOL of 2005 resulting from the application of the equity method of accounting to this investment.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

In 2005, a portion of the equity accounting in losses of affiliated companies amounting to Euro 9,486,176 was recorded as an increase in the provision for losses in affiliated companies.

As required by IFRS, financial data of the main affiliated companies is presented below:

	Total assets	Total liabilities	Shareholders’ equity (a)	Operating revenues	Net income (a)
Unitel	486,580,668	194,896,589	291,684,080	357,449,648	202,322,156
Médi Telecom	1,367,614,457	1,479,789,823	(112,175,367)	392,033,016	9,893,937
UOL	250,500,729	88,480,098	162,020,631	146,038,940	87,566,928
CTM	166,360,855	45,412,737	120,948,118	189,994,486	58,775,479

(a)	Shareholders’ equity and net income, attributable to the equity holders of the parent.

29. Other Investments

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Investments available for sale (Note 3.l.ii)	60,592,486	68,366,676
Real estate investments, net of amortisation	27,693,584	28,413,023
Other	7,793,019	17,934,427

	96,079,089	114,714,126

The fair value of financial investments available for sale was determined based on their listed price, and the change in the fair value was recognised in accumulated earnings. As at 31 December 2005 and 2004, the detail and the movement of the fair value, is as follows:

	2004	Accumulated earnings	Disposals	Gains on financial assets (Note 14)	2005
Banco Espírito Santo	55,860,000	1,260,000	—	—	57,120,000
Media Capital	8,720,000	(1,760,000)	(12,880,000)	5,920,000	—
Telefónica	3,786,676	(314,190)	—	—	3,472,486

	68,366,676	(814,190)	(12,880,000)	5,920,000	60,592,486

The caption “Real estate investments” includes mainly land and buildings owned by PT Comunicações, which are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortisation and impairment losses, if any. PT Comunicações assesses periodically those assets and recognizes impairment losses in net income as appropriate. PT Comunicações essentially receives rents from lease contracts, amounting to Euro 1,242,647 in 2005 (Note 14). During 2005 and 2004, amortisation costs amounted to Euro 1,079,376 and Euro 1,087,394, respectively, and no impairment losses were recognized in each of those years.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

As at 31 December 2005 and 2004, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	2005	2004
Cypress	3,016,754	3,016,754
Tagusparque, S.A.	1,296,875	1,296,875
Seguradora Internacional	704,448	704,448
Intelsat (i)	—	13,127,252
Other	9,205,808	4,178,562

	14,223,885	22,323,891
Adjustments for other investments (Note 36)	(6,430,866)	(4,389,464)

	7,793,019	17,934,427

(i)	This investment was disposed of during 2005.

30. Intangible Assets

During the years ended 31 December 2005 and 2004 the movements occurred in intangible assets were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2005
Cost:
Industrial property and other rights	2,425,550,867	(28,521,414)	73,042,619	525,193,126	59,095,402	3,054,360,600
Other intangible assets	13,649,626	111,475	8,807,250	2,362,764	(1,049,475)	23,881,640
In-progress intangibles assets	34,072,322	1,749	61,827,794	15,834,719	(93,591,505)	18,145,079
Goodwill	1,222,855,000	(139,238,694)	4,650,454	164,599,654	—	1,252,866,414

	3,696,127,815	(167,646,884)	148,328,117	707,990,263	(35,545,578)	4,349,253,733

Accumulated depreciation:
Industrial property and other rights	445,464,849	(11,695,842)	212,128,890	111,518,754	(18,275,454)	739,141,197
Other intangible assets	5,736,949	(233,209)	2,371,253	134,546	482,527	8,492,066

	451,201,798	(11,929,051)	214,500,143	111,653,300	(17,792,927)	747,633,263

	3,244,926,017	(155,717,833)	(66,172,026)	596,336,963	(17,752,651)	3,601,620,470

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2004
Cost:
Start-up expenses	86,048,875	(86,048,875)	—	—	—	—	—	—
Research and development expenses	66,706,649	(66,706,649)	—	—	—	—	—	—
Industrial property and other rights	1,910,209,538	90,892,687	2,001,102,225	1,421,055	273,251,828	20,411,962	129,363,797	2,425,550,867
Other intangible fixed assets	12,139,734	1,496,263	13,635,997	—	1,388,428	66,957	(1,441,756)	13,649,626
In-progress intangibles fixed assets	152,356,963	(6,517,336)	145,839,627	208,687	40,775,939	193,772	(152,945,703)	34,072,322
Goodwill	1,284,159,238	(45,397,458)	1,238,761,780	—	5,111,847	7,007,156	(28,025,783)	1,222,855,000

	3,511,620,997	(112,281,368)	3,399,339,629	1,629,742	320,528,042	27,679,847	(53,049,445)	3,696,127,815

Accumulated depreciation:
Start-up expenses	76,341,814	(76,341,814)	—	—	—	—	—	—
Research and development expenses	39,633,780	(39,633,780)	—	—	—	—	—	—
Industrial property and other rights	241,833,618	85,242,166	327,075,784	27,081	144,660,220	2,449,946	(28,748,182)	445,464,849
Other intangible fixed assets	3,689,400	—	3,689,400	—	997,347	6,693	1,043,509	5,736,949

	361,498,612	(30,733,428)	330,765,184	27,081	145,657,567	2,456,639	(27,704,673)	451,201,798

	3,150,122,385	(81,547,940)	3,068,574,445	1,602,661	174,870,475	25,223,208	(25,344,772)	3,244,926,017

The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of the Lusomundo Media and PrimeSys, which were sold in the second half of 2005 (Note 17).

As at 31 December 2005, the caption “Industrial property and other rights” includes basically the following items:

(a) Euro 339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid in 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was still recorded in the income statement as a cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (Euro 8,430,864) made in 2003 with equipment allocated to the basic network, as this gain was considered in the determination of the fair value attributable to the basic network;

(b) Euro 1,407,929,911 related with 50% of the value allocated to the Band A licenses owned by Vivo’s subsidiaries;

(c) Euro 177,929,403 related with 50% of the cost of mobile telecommunications licenses obtained by Global Telecom and TCO to operate in certain Brazilian states;

(d) Euro 133,092,912 related with a UMTS license obtained by TMN;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(e) Euro 159,595,805 related with rental contracts of satellite capacity signed by TV Cabo, which have a maturity of 12 years and were considered as capital leases;

(f) Euro 512,818,693 related with software licenses;

(g) Euro 150,904,997 related with rights to use submarine cables;

(h) Euro 69,637,526 related to terminal equipment rented to post paid customers of TMN and Vivo, which are being amortised over the period of the related rental contracts; and

(i) Euro 22,126,657 related to the allocation of the purchase price of Sport TV to the fair value of broadcasting rights held by Sport TV in relation to the matches of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

As referred to in Note 3.d, intangible assets are periodically subject to impairment tests. In 2005, no impairment losses were recognised.

As at 31 December 2005 and 2004, the goodwill related with subsidiaries was as follows:

	2005	2004
Vivo (i)	701,383,586	535,416,048

Wireline business:
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	293,341	128,599

	270,678,270	270,513,528

PT Multimédia:
Pay TV and Cable Internet	253,794,361	253,794,361
Lusomundo Media (ii)	—	122,128,558

	253,794,361	375,922,919

Other businesses:
Web-Lab (iii)	6,556,086	—
PT SI	8,645,375	8,645,376
Cabo Verde Telecom, S.A.	7,124,252	8,690,907
TV Cabo Macau (iv)	4,650,454	—
PrimeSys (ii)	—	23,666,222
Other	34,030	—

	27,010,197	41,002,505

	1,252,866,414	1,222,855,000

(i)	The increase in the goodwill of Vivo is mainly related to the Brazilian Real appreciation against the Euro in 2005 (Euro/Brazilian Real exchange rate of 3.6417 as at 31 December 2004, as compared to 2.7440 as at 31 December 2005.
(ii)	These businesses were sold during the second half of 2005 (Note 17).
(iii)	This company was fully consolidated for the first time in 2005.
(iv)	This goodwill was generated in the acquisition of an additional stake of 32.5% in this company.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

In 2004, there was an impairment loss in the goodwill of the Audiovisuais business, amounting to Euro 28,000,000, which is included in the column “Other”. This impairment was computed based on the difference between the book value as of that date and the discounted cash flows for this business considering management estimates (Note 2.a).

31. Tangible Assets

During the years ended 31 December 2005 and 2004 the movements occurred in tangible assets were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2005
Cost:
Land	98,487,608	(19,241,345)	38,281	2,844,964	(2,499,648)	79,629,860
Buildings and other constructions	955,449,657	(70,369,659)	26,994,188	12,680,197	11,728,044	936,482,427
Basic equipment	10,266,167,216	(129,994,189)	383,899,733	569,708,854	127,455,945	11,217,237,559
Transportation equipment	62,684,851	(2,551,239)	25,963,081	1,006,345	(10,171,301)	76,931,737
Tools and dies	18,950,206	(463,304)	537,403	932,769	283,654	20,240,728
Administrative equipment	851,087,993	(7,561,057)	89,101,677	28,810,141	2,983,223	964,421,977
Other tangible assets	69,092,264	(6,546,046)	4,949,275	164,438	(2,004,288)	65,655,643
In-progress tangibles assets	182,779,184	(295,330)	266,871,056	58,718,274	(356,021,563)	152,051,621
Advances to suppliers of assets	260,486	(26,088)	1,102,132	17,857	5,450	1,359,837

	12,504,959,465	(237,048,257)	799,456,826	674,883,839	(228,240,484)	13,514,011,389

Accumulated depreciation:
Land	12,641,436	(11,825)	(25,422)	—	(186,627)	12,417,562
Buildings and other constructions	525,268,980	(56,667,055)	43,415,242	2,844,138	4,729,738	519,591,043
Basic equipment	7,170,154,671	(92,064,454)	713,882,551	363,973,573	(136,231,197)	8,019,715,144
Transportation equipment	37,437,139	(1,538,837)	12,065,724	546,160	(8,816,975)	39,693,211
Tools and dies	16,764,528	(188,538)	524,755	479,809	173,324	17,753,878
Administrative equipment	701,829,950	(5,364,737)	77,108,709	16,182,080	(12,127,231)	777,628,771
Other tangible assets	104,591,048	(2,042,548)	(1,872,847)	705,024	(36,172,018)	65,208,659

	8,568,687,752	(157,877,994)	845,098,712	384,730,784	(188,630,986)	9,452,008,268

	3,936,271,713	(79,170,263)	(45,641,886)	290,153,055	(39,609,498)	4,062,003,121

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2004
Cost:
Land	95,394,159	—	95,394,159	8,277,978	287,568	120,572	(5,592,669)	98,487,608
Buildings and other constructions	892,553,549	(54,967,729)	837,585,820	34,875,751	32,475,654	989,470	49,522,962	955,449,657
Basic equipment	9,874,609,132	39,565,296	9,914,174,428	(34,437,998)	372,589,071	19,794,575	(5,952,860)	10,266,167,216
Transportation equipment	54,479,713	—	54,479,713	(172,972)	17,189,873	(29,072)	(8,782,691)	62,684,851
Tools and dies	18,563,005	—	18,563,005	19,930	318,558	29,842	18,871	18,950,206
Administrative equipment	862,152,069	—	862,152,069	(3,464,506)	63,055,196	1,840,698	(72,495,464)	851,087,993
Other tangible fixed assets	64,489,260	—	64,489,260	979,960	3,882,342	(183,849)	(75,449)	69,092,264
In-progress tangibles fixed assets	209,991,608	—	209,991,608	6,778,049	190,612,499	1,677,920	(226,280,892)	182,779,184
Advances to suppliers of fixed assets	553,278	—	553,278	—	155,229	539	(448,560)	260,486

	12,072,785,773	(15,402,433)	12,057,383,340	12,856,192	680,565,990	24,240,695	(270,086,752)	12,504,959,465

Accumulated depreciation:
Land	13,203,045	—	13,203,045	—	—	—	(561,609)	12,641,436
Buildings and other constructions	484,404,549	(34,951,293)	449,453,256	8,832,717	53,132,348	151,254	13,699,405	525,268,980
Basic equipment	6,541,452,098	56,890,670	6,598,342,768	4,112,927	677,588,428	12,194,797	(122,084,249)	7,170,154,671
Transportation equipment	36,602,246	—	36,602,246	(207,437)	8,677,256	(42,542)	(7,592,384)	37,437,139
Tools and dies	16,390,291	—	16,390,291	16,314	415,537	11,964	(69,578)	16,764,528
Administrative equipment	661,311,307	—	661,311,307	(1,163,120)	82,376,315	885,163	(41,579,715)	701,829,950
Other tangible fixed assets	51,464,199	52,540,743	104,004,942	510,673	3,754,750	(21,450)	(3,657,867)	104,591,048

	7,804,827,735	74,480,120	7,879,307,855	12,102,074	825,944,634	13,179,186	(161,845,997)	8,568,687,752

	4,267,958,038	(89,882,553)	4,178,075,485	754,118	(145,378,644)	11,061,509	(108,240,755)	3,936,271,713

The changes in the consolidation perimeter in 2005 are mainly due to the tangible assets of Lusomundo Media and PrimeSys (Note 17).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The following situations regarding tangible assets should be mentioned:

(a) Euro 96,909,189 of tangible assets of the wireline business are installed in the property of third parties, and Euro 193,289,545 of basic equipment of the Pay-TV business are installed in the property of third parties;

(b) Euro 38,403,967 of tangible assets of PT Comunicações are not yet recorded under the company’s name;

(c) Euro 1,389,094,634 of tangible assets of PT Comunicações are related to the Concession, under the terms of nº 5 of Decree-Law 40/95 of the Modifying Agreement of the Concession;

(d) Euro 24,601,358 of tangible assets of PT Comunicações are located outside Portugal, including representations in submarine cable consortiums; and

(e) In previous years PT Comunicações, PT Prime, TV Cabo and TMN contracted cross border leases, which comprised the sale of certain telecommunications equipments to foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipments to PT Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the value of the initial sale. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet.

32. Loans

This caption consists of:

	2005		2004
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds (i)	390,335,000	—	—	386,920,030
Bonds (ii)	899,500,000	2,955,812,646	584,950,000	1,848,162,033
Bank loans (iii):
External market loans	383,542,978	1,908,779,306	458,737,502	1,365,685,007
Domestic market loans	24,218,954	47,345,559	7,100,357	7,712,975
Overdrafts	—	—	14,647,937	—
Other loans
Comercial Paper (iv)	574,774,497	—	318,808,486	8,950,000
External market loans (v)	14,941,899	31,233,930	19,156,806	81,737,245
Equity swaps on treasury shares (Note 38.3)	102,044,948	—	189,751,440	—
Leasings	26,248,095	225,455,081	29,247,466	200,158,596

	2,415,606,371	5,168,626,522	1,622,399,994	3,899,325,886

(i)	On 6 December 2001, PT Finance issued exchangeable bonds totaling Euro 550,000,000, convertible into Portugal Telecom shares, as follows:

Number of exchangeable bonds: 110,000;

•	Exchange price: 12.3985 euro per share;

•	Nominal value: 5,000 euro;

•	Maturity: 6 December 2006; and

•	Fixed interest rate: 2% per annum, paid annually.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The Company cancelled 21,933 of these exchangeable bonds (notional value of Euro 109,665,000) in December 2003 and 10,000 of these exchangeable bonds (notional value of Euro 50,000,000) in October 2004. As at 31 December 2005, the notional amount of these exchangeable bonds outstanding is Euro 390,335,000.

In accordance with IAS 32, the exchangeable bonds correspond to financial instruments. When the exchangeable bonds were issued, the fair value of the conversion option was recognised directly in shareholders’ equity. As at 31 December 2005, the fair value of this option has already been reduced to zero.

(ii)	On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held as marketable securities) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2005, the notional amount of these bonds outstanding totals Euro 879,500,000.

On 21 February 2001, PT Finance issued notes totaling Euro 1,000,000,000, under the GMTN program, with an annual fixed interest rate of 5.75% and maturity in February 2006 (Note 44). The Company acquired in previous years certain of these bonds (held as marketable securities) with a notional amount of Euro 100,500,000, which were cancelled in November 2004. As at 31 December 2005, the notional amount of these bonds outstanding amounts totals 899,500,000. These bonds were fully repaid on 21 February 2006 (Note 44).

On 16 November 2001, PT Finance, issued floating rate notes totaling Euro 600,000,000, under the GMTN program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread and maturity in February 2005. The Company acquired in previous years certain of these bonds (held as marketable securities) with a notional amount of Euro 15,050,000, which were cancelled in November 2004. On 16 February 2005, the outstanding amount of these notes was fully repaid.

On 1 August 2003, TCP issued a bond amounting to 500 million Brazilian Reais, with a maturity of five years and bearing an annual interest rate corresponding to 104.4% of the CDI.

In 2005, PT Finance issued three new Eurobonds under the GMTN program, with the following amounts and maturities:

•	As at 24 March 2005, PT Finance issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

•	As at 24 March 2005, PT Finance issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

•	As at 16 June 2005, PT Finance issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025;

(iii)	As at 31 December 2005 and 2004, bank loans are denominated in the following currencies:

	2005		2004
	Currency of the notional	Euro	Currency of the notional	Euro
Euro	1,376,955,739	1,376,955,739	1,283,643,677	1,283,643,677
US Dollar	100,507,176	85,197,233	55,817,405	40,978,933
Brazilian Real	2,446,765,922	891,678,543	1,907,815,569	527,793,612
Other		10,055,282		1,467,556

		2,363,886,797		1,853,883,778

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

As at 31 December 2005 and 2004, the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	2005	2004
• European Investment Bank loans backed by guarantees from Portuguese banks	205,120,408	257,406,112
• Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	7,668,867	9,127,071

In 2003, the Company entered into a Multicurrency Revolving Credit Facility amounting to Euro 500,000,000, with a maturity of 2 years, with a renegotiation option. In 2005, the maturity of this Facility was renegotiated being 50% of the loan payable in 2009 and the remaining in 2010.

In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400,000,000, as follows:

•	On 24 June 2004, with an amount of Euro 150,000,000 and an initial maturity of four years, which was changed to six years in the first half of 2005;

•	On 18 October 2004, with an amount of Euro 100,000,000 and an initial maturity of three years, which was changed to five years in the first half of 2005; and

•	On 22 October 2004, with an amount of Euro 150,000,000 and a maturity of three years and six months.

As at 31 December 2005, the Group has used an amount of Euro 575 million in connection with these stand-by facilities.

On 10 December 2004 and 25 January 2005, the Company entered into two new loan agreements with the European Investment Bank (“EIB”) amounting to a total of Euro 250 million with a 10 years maturity. As at 31 December 2005, the Company was using the total amount of these loans.

As at 31 December 2005 and 2004, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2005	2004
Maximum	4.60%	4.90%
Minimum	2.44%	2.02%

(iv)	Portugal Telecom has entered into short term commercial paper programs , amounting to a total of Euro 875,000,000. As at 31 December 2005, the Company was using an amount of Euro 574,774,497, which matured in January 2006 and bears interest at an annual average rate of 2.56%.
(v)	As at 31 December 2005, other loans comprise basically 50% of the loans obtained by Vivo from BNDES (the Brazilian Development Bank) amounting to Euro 34,471,623 at the Euro/Real exchange rate prevailing at year-end.
(vi)	As at 31 December 2005, long term bank loans, matures on the following years:

2007	537,197,854
2008	296,158,159
2009	1,280,023,812
2010	463,890,696
2011	121,231,470
2012 and following years	2,470,124,531

5,168,626,522

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(vii)	As at 31 December 2005, the Company had several covenants related with its indebtedness, which have been fully complied with, as follows:

•	Credit rating

If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom may be asked to present a guarantee acceptable by the European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totaling Euro 379 million. As a result of PT’s downgrade on 8 March 2006 to BBB+ by S&P and to Baa1 by Moody’s (Note 44), the Company is currently negotiating with EIB revised terms and conditions for this loan.

•	Control/disposal of subsidiaries

Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to the Credit Facility of Euro 500 million.

•	Disposals of Assets

The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 667 million include certain restrictions regarding the disposal of assets by Portugal Telecom.

•	Financial ratios

The legal documentation regarding the Facility of Euro 500 million and one of the facilities of Euro 150 million states that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5. The Credit Facility obtained in October 2004, amounting to Euro 100 million, state that the consolidated ratio Net Debt/EBITDA, should not be higher than 4.0. One of the other Credit Facilities amounting to Euro 150 million state that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to the Facility of Euro 150 million obtained in June 2004 may be changed if the consolidated ratio Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 31 December 2005 this ratio stood at 1.47.

•	Negative Pledge

In addition, the Global Medium Term Notes, the Exchangeable Bonds and the Facilities totaling Euro 900 million include certain restrictions to pledge the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

33. Accounts Payable—Other

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Third parties:
Fixed assets suppliers	319,762,088	313,229,948
Accounts payable to employees	16,496,914	16,477,092
Other (i)	66,418,031	111,977,668
Related parties (Note 42):
Minority shareholders of TCP (ii)	—	92,721,133
Other	11,067,579	11,455,966

	413,744,612	545,861,807

(i)	As at 31 December 2004, this caption included Euro 26,392,172 (Note 23) related with advances received from a financial institution as a result of the sale of accounts receivables from the Portuguese State related with discounts given to retired citizens. This amount was paid by the Portuguese State in 2005.
(ii)	This amount is related with the capital increase of TCP, which was initiated in 2004 but was formally completed in 2005. The proceeds received from minority shareholders up to 31 December 2004 were recorded in this caption. At the completion of this transaction in 2005, this amount was reclassified to the caption “Minority interests” in the Company’s consolidated balance sheet (Note 18).

34. Accrued Expenses

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Interest expense (i)	268,199,421	157,356,454
General and administrative expenses	241,189,983	234,526,433
Vacation pay and bonuses	109,452,606	121,051,331
Discounts to clients	46,055,106	36,987,839
Commissions	14,985,940	18,609,545
Other	28,038,129	32,356,668

	707,921,185	600,888,270

(i)	In 2005, this caption includes Euro 72,568,555 related with the fair value of the interest component of derivative financial instruments contracted by Vivo (Note 39). The increase in this caption in 2005, as compared to the previous year, is mainly related to accrued interest regarding the three new Eurobonds issued in the first half of 2005 (Note 32).

35. Deferred Income

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Advance billing	171,758,183	155,284,180
Other (i)	36,397,263	70,496,707

	208,155,446	225,780,887

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i)	As at 31 December 2005 and 2004, this caption included Euro 8,328,285 and Euro 16,656,570 respectively, related with certain premiums to be received regarding derivative financial instruments over PT Multimédia shares (Note 27). As at 31 December 2004, this caption included Euro 12,878,862 related with interest income in connection with the UOL debentures which was being deferred at the time; in 2005, this interest income which was cancelled as a result with the restructuring of Portugal Telecom’s investment in UOL (Note 28).

36. Provisions and Adjustments

During 2005, the movements in this caption were as follows:

	Opening balance	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Ending balance
Adjustments:
For doubtful accounts receivable (Notes 22 and 23)	384,282,577	(9,470,260)	218,146,238	(45,861,667)	24,366,734	(197,645,129)	373,818,493
For inventories (Note 24)	33,738,318	(11,736,143)	7,455,408	(2,733,665)	2,836,002	(1,312,349)	28,247,571
For investments (Note 28 and 29)	163,570,034	(5,822,982)	9,316,174	(100,845,406)	(1,668,379)	721,031	65,270,472

	581,590,929	(27,029,385)	234,917,820	(149,440,738)	25,534,357	(198,236,447)	467,336,536

Provisions for other risk and costs
Legal actions (Note 43)	83,464,327	(16,547,762)	21,301,308	(32,698,384)	8,574,753	10,622,832	74,717,074
Taxes	63,564,078	(3,343,758)	9,103,991	(2,494,247)	12,094,237	(12,764,103)	66,160,198
Other	104,484,746	35,272,827	40,619,172	(11,666,178)	2,693,118	(36,626,426)	134,777,259

	251,513,151	15,381,307	71,024,471	(46,858,809)	23,362,108	(38,767,697)	275,654,531

	833,104,080	(11,648,078)	305,942,291	(196,299,547)	48,896,465	(237,004,144)	742,991,067

As at 31 December 2005, the provisions for other risks and charges were classified in the balance sheet in accordance with the expected settlement date, as follows:

Current provision
Legal actions	34,772,400
Taxes	52,369,318
Other	75,957,236

163,098,954

Non-current provision
Legal actions	39,944,674
Taxes	13,790,880
Other	58,820,023

112,555,577

275,654,531

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

As at 31 December 2005, the caption “Provisions for other risks and costs—Other”, consists of:

Customer retention programs (i)	41,048,865
Asset retirement obligation (Note 3.g)	34,152,253
Losses in affiliated companies (ii)	19,152,851
Estimated costs with the disposal of Lusomundo Media (Note 17)	18,929,000
Dismantling of TV Cabo’s analogue premium service (iii)	12,166,484
Other	9,327,806

134,777,259

(i)	This provision was recognised by TMN to settle future liabilities with this program, and was computed based on present catalogue costs and estimated usage levels.
(ii)	This provision relates to accumulated losses in affiliated companies resulting from the equity method of accounting exceeding the corresponding total invested amount (including loans) (Notes 2.a and 28).
(iii)	This provision is to cover costs related with a plan approved by PT Multimédia to replace the analogue premium service of TV Cabo by a digital offer.

The increase in provisions and adjustments in 2005 was recognised in the profit and loss statement as follows:

Provisions and adjustments	259,567,845
Discontinued operations (Note 17)	18,929,000
Equity in earnings of affiliated companies (Note 28)	9,486,170
Costs of products sold	7,090,586
Provision for income taxes (Note 16)	6,873,860
Other costs (Note 13)	1,949,648
Losses on financial assets (Note 14)	1,323,874
Other	721,308

305,942,291

The decrease in these captions was recognised in the profit and loss statement as follows:

Equity in earnings of affiliated companies (i)	(109,645,406)
Provisions and adjustments for doubtful receivables and other	(83,618,848)
Costs of products sold	(2,532,067)
Other operational costs	(241,061)
Provision for income taxes (Note 16)	(262,165)

(196,299,547)

(i)	This caption relates to the following:

UOL:
—Reduction in provisions to cover loans granted in previous years (Note 28)	68,394,114
—Reduction in the provision for losses in affiliates (Notes 2.a and 28)	18,432,125
Other	22,819,167

109,645,406

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

In 2005, the profit and loss caption “Provisions and adjustments” consists of:

Increases in provisions and adjustments for doubtful receivables and other	259,567,845
Decreases in provisions and adjustments for doubtful receivables and other	(83,618,848)
Collections from accounts receivable which were previously written-off	(7,713,329)
Direct write-off of accounts receivables	3,241,773

171,477,441

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates basically to the write-off of balances previously fully provided for.

The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

37. Other Current and Non-Current Liabilities

As at 31 December 2005 and 2004, other current liabilities consists of:

	2005	2004
Other Current Liabilities:
Accounts payable from QTE transactions (Notes 3.l.ix and 27)	48,342,815	48,179,656
Dividends payable (i)	15,843,427	16,569,461
Other (ii)	21,426,204	609,232

	85,612,446	65,358,349

Other Non-Current Liabilities:
Accounts payable from QTE transactions (Notes 3.l.ix and 27)	744,003,413	792,346,228
Fair value of derivative financial instruments (Note 39)	53,542,200	62,803,551
Other (iii)	26,542,766	1,381,520

	824,088,379	856,531,299

(i)	This caption is related to unpaid dividends distributed by Brasilcel’s subsidiaries.
(ii)	As at 31 December 2005, this caption includes Euro 17 million related with the reverse stock split done by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value. In this financial operation, certain shareholders did not exercise their right to exchange old shares for new shares and, as a result, these new shares were subscribed by other shareholders with the corresponding proceeds being cashed in by the subsidiaries of Brasilcel. These proceeds can be claimed back by the old shareholders and, accordingly, a liability of the same amount was recorded by Brasilcel’s subsidiaries and included in Portugal Telecom’s balance sheet.
(iii)	As at 31 December 2005, this caption includes Euro 10 million related with accrued interest expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than one year.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

38. Shareholders’ Equity

During 2004 and 2005, the movements in this caption were as follows:

	Share Capital	Capital Issued Premium	Treasury Shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity before minority interests
Balance as at 31 December 2003 according with Portuguese GAAP	1,254,285,000	91,704,891	(210,040,062)	144,184,287	210,040,062	1,450,652,747	2,940,826,925
Adjustments to conform with IFRS as at 1 January 2004 (Note 45)	—	—	(207,023,028)	—	—	(821,588,533)	(1,028,611,561)

Balance as at 1 January 2004 according with IFRS	1,254,285,000	91,704,891	(417,063,090)	144,184,287	210,040,062	629,064,214	1,912,215,364
Acquisition of treasury shares	—	—	(463,641,367)	—	—	—	(463,641,367)
Reserve for treasury shares	—	—	—	—	480,912,955	(480,912,955)	—
Cancellation of treasury shares	(87,799,950)	—	690,953,017	—	(603,153,067)	—	—
Dividends paid	—	—	—	—	—	(267,499,686)	(267,499,686)
Earnings allocated to the legal reserve	—	—	—	10,040,788	—	(10,040,788)	—
Income recorded directly in shareholders’ equity	—	—	—	—	—	(117,729,708)	(117,729,708)
Income recorded in the profit and loss statement	—	—	—	—	—	623,199,434	623,199,434

Balance as at 31 December 2004	1,166,485,050	91,704,891	(189,751,440)	154,225,075	87,799,950	376,080,511	1,686,544,037

Acquisition of treasury shares	—	—	(252,749,396)	—	—	—	(252,749,396)
Reserve for treasury shares	—	—	—	—	340,455,888	(340,455,888)	—
Cancellation of treasury shares	(37,628,550)	—	340,455,888	—	(302,827,338)	—	—
Dividends paid (Note 19)	—	—	—	—	—	(395,085,000)	(395,085,000)
Earnings allocated to the legal reserve	—	—	—	25,004,286	—	(25,004,286)	—
Treasury shares acquired by PT Multimedia from minority shareholders	—	—	—	—	—	(33,977,853)	(33,977,853)
Income recognized directly in shareholders’ equity	—	—	—	—	—	169,674,682	169,674,682
Income recognized in the profit and loss statement	—	—	—	—	—	653,984,819	653,984,819

Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289

38.1. Share Capital

On 21 December 2005, Portugal Telecom cancelled 37,628,550 treasury shares, with a nominal value of one euro each, that were held following a decision taken in the Annual General Meeting of 29 April 2005 regarding an announced share buyback. As a result, the Company’s share capital was reduced from Euro 1,166,485,050 to Euro 1,128,856,500. As at 31 December 2005, Portugal Telecom’s fully subscribed and paid share capital amounted to Euro 1,128,856,500 and is represented by 1,128,856,500 shares, with a nominal value of one euro each with the following distribution:

•	1,128,856,000 ordinary shares; and

•	500 Class A shares.

All the Class A shares are held by the Portuguese State.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

In accordance with Portugal Telecom’s Articles of Association, the Class A shares have the following special voting rights:

•	Election of one third of the Directors, including the Chairman of the Board of Directors;

•	Authorization of any distributions to shareholders of dividends in excess of 40% of Portugal Telecom’s net income;

•	Capital increases and other changes in Portugal Telecom’s Articles of Association;

•	Issuance of bonds and other securities;

•	Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;

•	Amending the general objectives, the strategy or the basic policies of Portugal Telecom; and

•	Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

38.2. Capital Issued Premium

This caption results from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (“CMVM”, the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

38.3. Treasury Shares

During 2004 and 2005, the movements in these caption were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value	Carrying value per share
Balance as at 1 January 2004	55,400,357	55,400,357	361,662,733	417,063,090	7.53
Acquisitions	53,950,599	53,950,599	409,690,768	463,641,367
Cancellation	(87,799,950)	(87,799,950)	(603,153,067)	(690,953,017)

Balance as at 31 December 2004	21,551,006	21,551,006	168,200,434	189,751,440	8.80
Acquisitions	29,317,544	29,317,544	223,431,852	252,749,396
Cancellation (Notes 38.1)	(37,628,550)	(37,628,550)	(302,827,338)	(340,455,888)

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71

As at 31 December 2005 and 2004, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares under IAS 32, thus implying the recognition of a corresponding financial liability (Note 32). The equity swaps existing as at 31 December 2004 were totally exercised during 2005.

38.4. Legal Reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

38.5. Reserve for Treasury Shares

The reserve for treasury shares is related with the recognition of a non-distributable reserve for the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve.

38.6. Accumulated Earnings

As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Income and expenses recognized directly in equity:
Net actuarial losses (Note 9)	(1,970,013,049)	(1,239,737,000)
Hedge accounting of financial instruments (Note 39)	(21,613,807)	(21,670,290)
Investments available for sale	3,136,453	3,950,643
Cumulative foreign currency translation adjustments (“CTAs”) (i)	717,198,124	16,245,986

	(1,271,292,279)	(1,241,210,661)
Tax effect	543,387,339	343,631,038

	(727,904,940)	(897,579,623)
Free reserves and retained earnings	479,137,106	650,460,700
Net income attributable to equity holders of the parent	653,984,819	623,199,434

	405,216,985	376,080,511

(i)	This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT’s investment in Brazil whose CTAs amounted to Euro 715 million as at 31 December 2005, of which Vivo represents approximately 95%.

39. Derivative Financial Instruments

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of these financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined regularly during the year to assess the economic and financial implications of different scenarios.

Interest Rate Exposure

As at 31 December 2005, Portugal Telecom’s interest rate swaps portfolio amounted to approximately Euro 687 million, with an average maturity of 7.1 years.

As at 31 December 2005, Vivo had entered into interest rate swaps in Brazilian Reais amounting to 110 million Reais (Euro 40 million, at the exchange rate prevailing at year-end), with an average maturity of 1.8 years, and interest rate swaps in U.S. Dollars amounting to 232 million U.S. Dollars (Euro 197 million, at the exchange rate prevailing at year-end), with an average maturity of 1.8 years.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Exchange Rate Exposure

Pursuant to the cancellation of the interest rate component of certain U.S. Dollar/Euro cross currency swaps, as of 31 December 2005 Portugal Telecom maintains foreign exchange options and forwards, with a net notional amount of 200 million Euros and an average maturity of 3.3 years.

Exchange Rate and Interest Rate Exposure

Portugal Telecom entered into cross currency swaps primarily to reduce exposure to exchange rate and interest rate risks. As at 31 December 2005, the Company had U.S. Dollar/Euro cross currency swaps with a notional amount of approximately 64 million US Dollars (Euro 54 million, at the exchange rate prevailing at year-end) and an average maturity of 6.0 years.

Vivo had entered into derivative financial instruments primarily to reduce exposure to exchange rate risk of debt in U.S. Dollars and Japanese Yens. As at 31 December 2005, Vivo had entered into cross currency swaps with a notional amount of 1,134 million U.S. Dollars (Euro 961 million, at the exchange rate prevailing at year-end) and 22,410 million Japanese Yens (Euro 161 million, at the exchange rate prevailing at year-end), with average maturities of 1.1 years. According to IAS 39, these financial instruments were classified as fair value hedge derivatives and therefore the change in its fair value is recorded in the caption “Net foreign currency exchange losses / (gains)”.

As at 31 December 2005, Vivo’s subsidiaries had also entered into other (i) U.S. Dollar/Brazilian Real cross currency swaps with a notional amount of 375 million U.S. Dollars (Euro 318 million, at the exchange rate prevailing at year-end) and an average maturity of 0.8 years, and (ii) Euro/Brazilian Real cross currency swaps with a notional amount of Euro 6 million and an average maturity of 1 month.

As at 31 December 2005, other subsidiaries had also entered into cross currency swaps in order to hedge the exchange rate risk of debt denominated in foreign currencies. Under these conditions, there were U.S. Dollar/Euro cross currency swaps amounting to 4 million U.S. Dollars (Euro 3 million, at the exchange rate prevailing at year-end), with an average maturity of 3.9 years, and U.S. Dollar/Brazilian Real cross currency swaps amounting to 21 million U.S. Dollars (Euro 18 million, at the exchange rate prevailing at year-end), with an average maturity of 4.1 years.

Equity derivatives

In order to increase its exposure to PT Multimédia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimédia, representing 9.9% of its share capital, as follows:

(i) 18,375,090 shares, with a strike price of 8.87 euros and a maturity of 4 months; and

(ii) 12,200,000 shares, with a strike price of 7.05 euros and a maturity of 4 months.

In 2004, Portugal Telecom contracted with Banco Espírito Santo equity derivatives which consisted of options that allowed the Company to have a right to receive Euro 16.6 million, and also allowed Portugal Telecom to acquire shares of PT Multimédia, representing 5% of its share capital. These options matured on 31 December 2005 and could not be exercised by either of the parties as the strike prices established in the respective contracts were not met. The payment of the option price previously mentioned is only required if the price of the similar options contracted by Banco Espírito Santo with third parties (to obtain the financial hedging

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

of its position on the call and put options) is also paid. Banco Espírito Santo must prove to Portugal Telecom that such options were contracted and that the payment of such options was not made. Portugal Telecom has already received 50% of the option price during the first half of 2005, and the remaining 50%, totaling Euro 8.3 million which is expected to be received until June 2006, will only be recognised in income upon its collection.

Hedging financial instruments

Following IFRS adoption, Portugal Telecom analyses its financial instruments in order to identify the ones that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2005 and 2004, the following financial instruments were classified as hedging derivatives (amounts in millions of euros):

31 Dec 2005
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge Portugal Telecom	585.0	EUR Interest rate swaps	7.6	Eliminate the risk of interest rate fluctuations
Fair value hedge
Portugal Telecom	54.1	Cross currency swaps EUR/USD	6.0	Eliminate the risk of exchange rate fluctuations
Vivo	961.5	Cross currency swaps USD/BRL	1.1	Eliminate the risk of exchange rate fluctuations
Vivo	161.3	Cross currency swaps JPY/BRL	1.1	Eliminate the risk of exchange rate fluctuations
Vivo	40.1	BRL Interest rate swaps	1.8	Hedge changes in fair value due to changes in benchmark interest rate
Vivo	197.1	USD Interest rate swaps	1.8	Hedge changes in fair value due to changes in benchmark interest rate

31 Dec 2004
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge Portugal Telecom	427.5	EUR Interest rate swaps	7.2	Eliminate the risk of interest rate fluctuations
Fair value hedge
Portugal Telecom	69.8	Cross currency swaps EUR/USD	7.0	Eliminate the risk of exchange rate fluctuations
Vivo	644.9	Cross currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations
Vivo	48.9	Cross currency swaps JPY/BRL	0.6	Eliminate the risk of exchange rate fluctuations
Vivo	442.9	BRL Interest rate swaps	0.0	Eliminate the risk of interest rate fluctuations

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Financial instruments held for trading

As at 31 December 2005 and 2004, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros):

31 Dec 2005
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	102.0	EUR Interest rate swaps	4.5	Restructure of previous derivative
Portugal Telecom	200.0	EUR Call / USD Put	3.3	Restructure of previous derivative
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	0.3	Increase exposure to PT Multimédia
Cabo Verde Telecom	3.5	Cross currency swaps EUR/USD	3.9	Eliminate the risk of exchange rate and interest rate
				fluctuations
Vivo	318.2	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations
Vivo	5.8	Cross currency swaps EUR/BRL	0.0	Eliminate the risk of exchange rate fluctuations
Mobitel	17.8	Cross currency swaps USD/BRL	4.1	Eliminate the risk of exchange rate fluctuations

31 Dec 2004
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	44.0	EUR Interest rate swaps	3.0	Restructure of previous derivative
Portugal Telecom	200.0	EUR Call / USD Put	4.3	Restructure of previous derivative
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	1.0	Increase exposure to PT Multimedia
Portugal Telecom	98.2	Options on PT Multimedia shares	1.0	Increase exposure to PT Multimedia
PT Multimedia	11.5	Forwards EUR/USD	0.5	Eliminate the risk of exchange rate fluctuations
Cabo Verde Telecom	4.5	Cross currency swaps EUR/USD	4.9	Eliminate the risk of exchange rate and interest rate fluctuations
Vivo	306.6	Cross currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations
Vivo	25.1	Cross currency swaps EUR/BRL	0.2	Eliminate the risk of exchange rate fluctuations

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Fair value of financial instruments

The movement in the fair value of derivatives in 2005 and 2004 was as follows:

	Balance as at 31 December 2004	Fair value adjustments		Additions and cancelations	Foreign currency translation adjustments and other	Balance as at 31 December 2005
		Income	Reserves
Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares (Note 27)	31.2	10.8	—	—	—	42.0
Exchange rate (Note 21)	39.8	(50.5)	—	24.6	24.0	37.9

	71.0	(39.7)	—	24.6	24.0	79.9

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	(60.6)	(140.1)	—	101.8	(23.4)	(122.3)
Cash flow hedges
Interest rate (Note 38.6)	(21.7)	—	0.1	—	—	(21.6)
Derivatives held for trading
Interest rate and exchange rate	—	—	—	(1.6)	—	(1.6)
Exchange rate	(40.7)	14.1	—	—	—	(26.6)
Interest rate	(0.2)	(3.6)	—	—	(1.5)	(5.3)
Options to acquire shares of PT Multimédia	(12.6)	4.2	—	—	8.3	—

	(135.9)	(125.3)	0.1	100.2	(16.6)	(177.5)

	(64.9)	(164.9)	0.1	124.8	7.4	(97.6)

	Balance as at 1 January 2004	Fair value adjustments		Additions and cancelations	Foreign currency translation adjustments and other	Balance as at 31 December 2004
		Income	Reserves
Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	15.5	49.2	—	(33.4)	—	31.2
Exchange rate	73.0	(20.9)	—	(12.4)	—	39.8

	88.5	28.3	—	(45.8)	—	71.0

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	54.9	(110.0)	—	5.3	(10.8)	(60.6)
Cash flow hedges
Interest rate	(60.2)	—	(10.5)	50.7	(1.7)	(21.7)
Derivatives held for trading
Exchange rate	(28.4)	(12.3)	—	—	—	(40.7)
Interest rate	(1.7)	1.5	—	—	—	(0.2)
Options to acquire shares of PT Multimédia	—	4.1	—	(16.7)	—	(12.6)

	(35.4)	(116.8)	(10.5)	39.4	(12.5)	(135.9)

	53.1	(88.5)	(10.5)	(6.4)	(12.5)	(64.9)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

In 2005, the fair value adjustments related to derivatives held for trading and fair value hedges was recorded in the following profit and loss captions:

	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 14)	Total
Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	(1.4)	—	(9.4)	(10.8)
Exchange rate	—	—	50.5	50.5
Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	87.7	52.4	—	140.1
Derivatives held for trading
Exchange rate	—	—	(14.1)	(14.1)
Interest rate	—	—	3.6	3.6
Options to acquire shares of PT Multimédia	—	—	(4.2)	(4.2)

	86.3	52.4	26.3	164.9

As at 31 December 2005, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions:

	Assets Increases /(Decreases)		Liabilities (Increases) / Decreases
	Short term investments (Note 21)	Other current assets (Note 27)	Debt	Accrued expenses (Note 34)	Other non- current liabilities (Note 37)	Total
Assets derivatives
Derivatives held for trading
Equity swaps over PT Multimédia shares	—	42.0	—	—	—	42.0
Exchange rate	37.9	—	—	—	—	37.9

	37.9	42.0	—	—	—	79.9

Liabilities derivatives
Fair value hedges
Interest rate and exchange rate	—	—	(49.8)	(72.6)	—	(122.3)
Cash flow hedges
Interest rate	—	—	—	—	(21.6)	(21.6)
Derivatives held for trading
Interest rate and exchange rate	—	—	(1.6)	—	—	(1.6)
Exchange rate	—	—	—	—	(26.6)	(26.6)
Interest rate	—	—	—	—	(5.3)	(5.3)

	—	—	(51.4)	(72.6)	(53.5)	(177.5)

	37.9	42.0	(51.4)	(72.6)	(53.5)	(97.6)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

40. Guarantees and Financial commitments

As at 31 December 2005 and 2004, the Company has given guarantees and comfort letters to third parties, as follows:

	2005	2004
Bank guarantees given to Portuguese courts for outstanding litigation	2,365,457	9,036,548

Bank guarantees given to other entities
By TMN	28,441,461	3,162,539
By PT Comunicações	11,160,914	18,287,518
By PT Multimédia	7,534,199	9,332,897
By PT Prime	3,459,599	1,436,260
Other bank guarantees	104,259	104,259

	50,700,432	32,323,473

Comfort letters given to other entities
Unitel	49,927,948	23,126,055
Sport TV (i)	40,271,952	44,759,256
Warner Lusomundo España (ii)	—	13,333,333
TV Cabo Macau (iii)	—	7,341,605
Vasp (iv)	—	5,588,875
Other	1,935,414	911,378

	92,135,314	95,060,502

(i)	This company was proportionally consolidated as at 31 December 2005 and 2004.
(ii)	This company was disposed in 2005.
(iii)	This company was fully consolidated in 2005.
(iv)	This investment was part of Lusomundo Media (Note 17).

Guarantees given by PT Comunicações were presented to Portuguese Tax Authorities in respect of the tax contingencies discussed in Note 16. Guarantees given by PT Multimédia were presented to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with licenses for the broadcasting of television shows. Guarantees given by TMN were presented to ANACOM and are related to TMN’s obligations following the UMTS licenses acquired in December 2000.

Comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. On 1 September 2004, PT Multimédia and PPTV granted to Sport TV a guarantee amounting to up to Euro 70 million, to cover a loan obtained by this company to acquire the rights to broadcast the football matches of the Portuguese league for the seasons 2004-2005 to 2007-2008. As Sport TV was proportionally consolidated in 2005, 50% of this loan is already included in PT’s consolidated balance sheet. The remaining 50% of this guarantee (Euro 35 million) was included in the above table.

As at 31 December 2005, the Company had also assumed the following financial commitments, disregarding those recorded in the financial statements:

(a) In October 2000, Médi Telecom entered into medium and long term loan contracts totaling Euro 1,000 million with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. In July 2004 Médi Telecom renegotiated those contracts.

Under the provisions of the contracts, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine du Commerce Exterieur (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets.

As at 31 December 2005, the maximum amount of this liability is limited to an additional amount of Euro 168 million, of which Euro 50 million are related to the repayment of debt and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 2.0.

(b) Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2005, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to Euro 30,023,168 (Note 28).

(c) As at 31 December 2005, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment and contents, amounting to approximately Euro 180 million and Euro 79 million respectively.

41. Cash Flows Statement

The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions are summarized below:

(a) The caption “Other net payments relating to operating activities” includes primarily payments related to the expenses recorded in the profit and loss caption “Indirect taxes”, and also payments and collections of Value Added Tax in Portugal.

(b) Cash receipts resulting from financial investments were as follows:

	2005	2004
Lusomundo Media	174,476,893	—
PrimeSys	101,787,961	—
UOL	85,569,547	—
Intelsat	15,055,553	—
Media Capital	12,880,000	—
Eutelsat	—	5,736,349
Mascom	—	5,238,000
News Sky Satellites	—	4,674,500
Other	2,045,795	5,594,390

	391,815,749	21,243,239

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(c) Cash receipts resulting from dividends were as follows:

	2005	2004
CTM	14,794,501	12,654,127
Páginas Amarelas	3,526,280	1,802,000
Banco Espírito Santo	1,545,600	1,386,000
Lisboa TV	906,861	—
Other	651,183	336,891

	21,424,425	16,179,018

(d) Payments resulting from financial investments were as follows:

	2005	2004
Vivo (i)	8,953,229	231,413,433
Banco Best	2,931,929	—
China Pathways	1,695,381	—
Distodo	1,200,000	—
TV Cabo Macau	1,110,000	—
Sport TV	—	36,300,000
Media Capital	—	6,960,000
Sportinveste	—	6,000,000
Previsão	—	1,906,641
Other	11,278,246	9,353,733

	27,168,785	291,933,807

(i)	In 2005, this caption corresponds to the payment of the final instalment due in connection with the acquisition of TCO in 2003.

(e) These captions are basically related to commercial paper and other bank loans which are regularly renewed. In 2005, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 1,950,982,734, and included primarily: (i) Euro 2 billion related with Eurobonds issued by PT Finance in 2005 (Note 32); (ii) Euro 250 million related with the two new loans obtained from the European Investment Bank (Note 32); and (iii) Euro 584,950,000 related with the repayment of the floating rate notes issued by PT Finance on 16 December 2001 (Note 32). In 2004, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 726,832,777, and included primarily the repayments of the exchangeable bonds issued on 7 June 1999 amounting to Euro 450,485,000 and the PT/97 bond amounting to Euro 124,699,474.

(f) In 2005 and 2004, the Group payments regarding dividends were as follows:

	2005	2004
Portugal Telecom (Note 38)	395,085,000	267,485,504
PT Multimédia	24,478,010	5,327,366
Brasilcel’s subsidiaries	17,346,247	16,115,983
Cabo Verde Telecom	5,370,566	5,521,524
Other	3,135,334	2,601,958

	445,415,157	297,052,335

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(g) In 2005, the caption “Other payments resulting from financing activities” includes Euro 59,033,605 related with payments to the minority shareholders of PT Multimédia under its warrants program, and Euro 51,406,132 related to exchange rate derivatives contracted by Vivo.

(h) The reconciliation between the amount recorded in balance sheet as cash and cash equivalents and the amount recorded in cash flow statement at year-end, were as follows:

	2005	2004
Cash and cash equivalents	612,158,485	442,766,941
Bank overdrafts (Note 32)	—	(14,647,937)

Cash and cash equivalents at the end of the period	612,158,485	428,119,004

42. Related Parties

Balances and transactions between Portugal Telecom and subsidiaries were eliminated in the consolidation process, therefore were not disclosed herein. The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions.

Some of the major shareholders of Portugal Telecom are financial institutions and in the ordinary course of business, Portugal Telecom entered in various transactions with those entities. The terms and contractual conditions in agreements entered by Portugal Telecom and those related parties are similar to those applicable to other independent entities in similar transactions. Under the above mentioned agreements, Portugal Telecom rendered telecommunications services and those financial institutions rendered financial consultancy and insurance services.

In addition, as at 31 December 2005, Portugal Telecom entered into the following agreements: (i) Portugal Telecom and Banco Espírito Santo entered into certain derivative financial instruments over PT Multimédia’s shares (Note 39); and (ii) Portugal Telecom, Banco Espírito Santo and Caixa Geral de Depósitos entered into an agreement to develop e-commerce activities.

Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire 1.5% of Telefónica’s share capital and Telefónica to acquire 10% of Portugal Telecom’s share capital. As at 31 December 2005, Telefónica held 9.96% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and entered in certain international traffic agreements, which have substantially the same conditions to those of similar agreements with independent parties.

In 2005 and 2004, the remuneration of Board Members and related committees, is as follows:

	2005		2004
	Fixed	Variable	Fixed	Variable
Executive Committee	3,316,054	4,875,915	3,278,563	3,184,567
Non-executive board members	2,227,795	398,489	2,024,453	665,252
Supervisory Board	391,038	—	541,901	—
General Meeting	4,966	—	5,840	—

	5,939,853	5,274,404	5,850,757	3,849,819

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

43. Legal Claims

43.1. Regulatory authority

Portugal Telecom’s current operations are subject to regular investigations and inspections, generally conducted by ANACOM, by the European Commission and by the Portuguese Competition Authority, within the framework of compliance with the rules and regulations applicable to the Group. At the moment, investigations are being conducted by the Portuguese Competition Authority into alleged abusive practices, such as predatory pricing, margin squeezes and discriminatory practices. In the event Portugal Telecom is indicted for the non compliance with the applicable laws and regulations, under the relevant legislation fines and penalties could be imposed. Until this moment, PT Comunicações has twice been accused of allegedly denying access to the ducts in which the basic telecommunications network is installed. In response to these accusations, PT Comunicações held that, despite the fact that it has provided and is still providing the majority of the operators access to its ducts in a non discriminatory manner, according to its responsibilities of managing the said infra-structures, it considers that, given the circumstances, competition law should not prevent PT Comunicações from reserving the ducts to itself, in accordance with the conditions set in the telecommunications regulatory framework. PT Comunicações hopes that the Competition Authority arrives to the same conclusion once it concludes the ongoing investigations. PT Multimédia and TV Cabo have also been accused, in September 2005, of an allegedly forbidden practice under article 4 of Law 18/2003 (Portuguese Competition Law), following the celebration, in 27 March 2000, of a “Partnership Agreement” between PTM, TV Cabo and SIC-Sociedade Independente de Comunicação, S.A. (SIC), under the framework of the acquisition, submitted to prior notification, by SIC of Lisboa TV—Informação e Multimédia, S.A. In response to this accusation, PTM and TV Cabo contested the alleged by the Competition Authority. Although the possibility of the application of penalties can not be excluded in those cases and in other cases, this would occur for the first time, and Portugal Telecom believes that, based on the information provided by its lawyers, as a matter of principle, these cases shall not have a material impact on its consolidated financial statements as at 31 December 2005.

43.2. Other claims and legal actions

Probable claims and legal actions

As at 31 December 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 36), based on the opinion of its internal and external legal council, to cover the probable future outflows, as follows:

Civil claims	38,455,536
Administrative claims (i)	22,253,098
Labor claims	11,247,828
Other	2,760,612

74,717,074

(i)	This caption includes mainly a claim against TCO related with the privatisation of Telebrás in 1998, which is still pending resolution.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Possible claims and legal actions

As at 31 December 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be possible in accordance with the definitions of IAS 37. The nature of those claims and legal actions is as follows:

Civil claims	131,599,578
Labor claims	13,916,057
Other (i)	276,882,649

422,398,284

(i)	This caption includes Euro 166,542,577 related to possible contingencies at Vivo, which are primarily related with tax issues, including value added taxes, income taxes and other indirect taxes.

44. Subsequent events

The following significant events occurred after 31 December 2005:

On 22 February 2006, the shareholders of TCP, TCO, Telesudeste, Teleleste and Celular CRT approved, in the respective Extraordinary General Meetings, the corporate restructuring of the Vivo group companies described in Note 1.

On 21 February 2006, PT Finance repaid the Eurobond issued on 21 February 2001 under PT’s GMTN program, which had an outstanding amount due of Euro 899,500,000 as at 31 December 2005 (Note 32).

On 8 March 2006, PT was downgraded to BBB+ by S&P and to Baa1 by Moody’s, as a result of PT’s announcement on 6 March 2006 that it is conditionally stepping up its shareholder remuneration policy until 2008 (Note 32).

45. Application of International Financial Reporting Standards

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) in 2005, and in accordance with IFRS 1—“First-Time Adoption of International Financial Reporting Standards” has used 1 January 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, PT’s financial statements were prepared in accordance with Portuguese Generally Accepted Accounting Principals (PGAAP).

45.1. Main differences between IFRS and PGAAP

45.1.1. Asset retirement obligation

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if they can be reliably estimated and the cash outflow is likely to occur. Under PGAAP, those liabilities should be recognised when the cost is incurred.

45.1.2. Sale and Lease Back transactions

PT has entered into Qualified Technological Equipment Transactions (Note 31) over certain of its telecommunications equipments and into sale and lease back transactions over certain of its buildings, and received up-front fees to enter in those transactions. Under IFRS, all gains obtained with the sale of the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

equipment should be recognised over the lease period, the assets should not be derecognised of the balance sheet and all special purpose vehicles (“SPV”) should be consolidated by the entities that substantially obtained all the economic benefits of the transaction (Note 3.l.ix)). Under PGAAP, gains were recognised in net income when obtained, for certain transactions the assets were derecognised of the balance sheet and the SPV’s were not consolidated.

45.1.3. Post retirement benefits

Under IFRS, and considering the provisions of IFRS 1 and the amendments to IAS 19, which became effective in November 2005 regarding post retirement benefits, PT has adopted the following accounting procedures: (1) the recognition of actuarial gains and losses in shareholders’ equity under the “Statement of Recognised Income and Expenses”; and (2) the amortisation of the transition obligation over a period of five years, which as at the date of the transition have been fully eliminated. Under PGAAP, all actuarial gains and losses and transition obligation were amortised through the net income during the average working life of employees. As at 1 January 2004, net actuarial losses and the transition obligation under PGAAP amounted to Euro 890 million and Euro 73 million respectively.

45.1.4. Profit sharing and bonus plans

Under IFRS, the costs incurred with profit sharing plans, including the deliver of PT shares to employees, are recognised at fair value in the income statement when the obligation is assumed. Under PGAAP, this cost is recognised directly in shareholders’ equity when the distribution of shares occurs.

45.1.5. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognised when certain criteria established by IAS 37 are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provisions is subject to a less stringent criteria.

45.1.6. Goodwill amortisation

Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, being subject to periodic impairment tests (Note 2.a). Under PGAAP, goodwill is amortised through income, although being also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after 1 January 2004.

45.1.7. Amortisation of telecommunication licenses

Under IFRS, telecommunication licenses are amortised on a straight line basis during their useful lives (Note 3.d). The use of different amortisation methodologies is allowed under P GAAP according to the expected benefits obtained from the use of the license.

45.1.8. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognised intangible assets, and the remaining portion to goodwill (Note 2.a). PT used the exception of IFRS 1, and has only applied this rule to business combinations entered after 1 January 2004. Under PGAAP, the excess amount of the proportional net assets acquired by PT was usually allocated to goodwill, except in relation to the licenses held by Vivo’s subsidiaries.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

45.1.9. Start-up and research and development expenses

Under IFRS, start-up expenses are recognised when incurred. Under PGAAP, start-up expenses are recognised as an intangible asset and are amortised on a straight line basis. Under IFRS, expenses related to the research phase should be recognised when incurred, and development expenses may be recognised as an intangible, if any future benefit is expected, and amortised on a straight line basis during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognised as an intangible asset and are amortised on a straight line basis, if any future benefit is expected to occur.

45.1.10. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognised when incurred. Under PGAAP, certain of these costs can be recognised as an intangible asset and amortised on a straight line basis, if any future benefit is expected to occur.

45.1.11. Subscriber Acquisition Costs (SACs)

Under IFRS, SACs can be recognised in net income when incurred or alternatively recognised as an intangible asset and amortised over the expected life of the customer (in the case that SACs can be allocated to each customer). PT opted to recognize SACs when incurred, which differs from its previous PGAAP policy of deferring SACs.

45.1.12. Financial instruments

Under IFRS, financial instruments are measured at fair value with the change in the fair value being recognised either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting according to the rules of IAS 39. Under PGAAP, changes in the fair value of financial instruments that are clearly identified as held for sale are recognised in the income statement.

45.1.13. Equity swaps on own shares

Under IFRS, equity swaps on own shares contracted by PT comply with the requirements of IAS 32 to be recognised as a liability related with the acquisition of treasury shares. Under PGAAP, a provision is recognised in the income statement, if the fair value of the equity swaps is negative.

45.1.14. Exchangeable bonds

Under IFRS, exchangeable bonds are initially recognised in two components: (1) the present value of the liability; and (2) the market value of the exchange option in shareholders’ equity. The liability is subsequently measured at amortised cost. Under PGAAP, exchangeable bonds are recognised as a liability until the maturity date.

45.1.15. Revenue recognition

Under IFRS, revenues from the sale of bundling products/services should be allocated between all of its components, and recognised in accordance with the criteria defined for each component. Under PGAAP, revenues from bundling products/services are recognised when the sale of those bundled products/services occurs.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

45.1.16. Financial investments (available for sale)

Under IFRS, financial investments classified as available for sale should be measured at fair value and the change in fair value recognised in shareholders’ equity; on the disposal of the investment, all accumulated changes in the fair value should be allocated to net income. Under PGAAP, the financial investments are recognised at the lower of acquisition cost or market value, with the related adjustments being recorded in the income statement.

45.1.17. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

•	Provisions for financial investments were deducted from the correspondent asset;

•	Provisions for tangible and intangible assets were deducted from the correspondent asset;

•	Investment subsidies not yet recognised in income were deducted from the carrying value of the correspondent asset;

•	Certain revenues are recognised gross of the related costs; and

•	Goodwill generated in the acquisition of associated companies was recognised as a financial investment (Note 28).

45.2. Impacts

The reconciliation between PGAAP and IFRS of shareholders’ equity before minority interests as of 1 January and 31 December 2004, is as follows:

	1 January 2004	31 December 2004
Equity before minority interests according with Portuguese GAAP	2,940,826,925	2,704,777,172

Asset retirement obligation (1)	(18,351,258)	(19,775,185)
Sale and lease back transactions (2)	(36,497,546)	(38,015,449)
Post retirement benefits (3)	(696,529,567)	(765,367,047)
Provisions for restructuring (5)	11,347,046	7,367,542
Goodwill amortisation (6)	—	93,251,718
Amortization of telecommunication licenses (7)	(59,785,832)	(77,652,007)
Purchase price allocation (8)	—	(1,382,916)
Start-up and research and development expenses (9)	(30,464,373)	(28,053,433)
Deferred costs (10)	(8,256,777)	(5,717,873)
Subscriber acquisition costs (11)	(24,175,458)	(18,378,479)
Financial instruments (12)	20,609,222	14,972,851
Equity swaps on own shares (13)	(198,826,466)	(189,751,440)
Exchangeable bonds (14)	7,414,034	3,414,970
Revenue recognition (15)	(9,039,903)	(9,406,260)
Available for sale securities (16)	—	2,864,216

	(1,042,556,878)	(1,031,628,792)
Effect of IFRS adjustments on minority interests	13,945,317	13,395,657

Adjustments net of minority interests	(1,028,611,561)	(1,018,233,135)

Equity before minority interests according with IFRS	1,912,215,364	1,686,544,037

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The reconciliation between PGAAP and IFRS of net income attributable to the equity holders of the parent for the year ended 31 December 2004, is as follows:

Net income according with Portuguese GAAP	500,125,395
Asset retirement obligation (1)	(1,423,927)
Sale and lease back transactions (2)	(1,517,902)
Post retirement benefits (3)	60,394,779
Profit sharing and bonus plans (4)	(4,509,942)
Provisions for restructuring (5)	(3,979,504)
Goodwill amortisation (6)	97,122,490
Amortization of telecommunication licenses (7)	(21,335,604)
Purchase price allocation (8)	(1,382,916)
Start-up and research and development expenses (9)	2,410,941
Deferred costs (10)	2,602,560
Subscriber acquisition costs (11)	5,796,979
Financial instruments (12)	515,692
Equity swaps on own shares (13)	(8,196,562)
Exchangeable bonds (14)	(3,999,064)
Revenue recognition (15)	1,019,224

123,517,244
Effect of IFRS adjustments on minority interests	(443,205)

Adjustments net of minority interests	123,074,039

Net income according with IFRS	623,199,434

The reconciliation between PGAAP and IFRS of the balance sheets as of 1 January 2004 and 31 December 2004, is as follows:

	1 January 2004 (PGAAP)	IFRS Adjustments	1 January 2004 (IFRS)
Assets
Current assets	5,039,658,452	(743,787,240)	4,295,871,212
Investments in group companies	390,623,158	(83,834,708)	306,788,450
Other investments	57,456,034	—	57,456,034
Intangible fixed assets	3,150,122,385	35,431,836	3,185,554,221
Tangible fixed assets	4,267,958,038	(67,672,410)	4,200,285,628
Deferred taxes	583,471,389	872,454,342	1,455,925,731
Other non-current assets	68,525,804	942,155,349	1,010,681,153

Total assets	13,557,815,260	954,747,169	14,512,562,429

Liabilities
Current liabilities	3,354,484,714	171,424,016	3,525,908,730
Accrued post-retirement liability	1,256,038,995	958,376,835	2,214,415,830
Deferred taxes	300,731,656	38,125,000	338,856,656
Other non-current liabilities	5,061,765,002	829,378,196	5,891,143,198

Total liabilities	9,973,020,367	1,997,304,047	11,970,324,414

Shareholder’s equity
Equity before minority interests	2,940,826,925	(1,028,611,561)	1,912,215,364
Minority interests (Note 18)	643,967,968	(13,945,317)	630,022,651

Total shareholder’s equity	3,584,794,893	(1,042,556,878)	2,542,238,015

Total liabilities and shareholder’s equity	13,557,815,260	954,747,169	14,512,562,429

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

	31 December 2004 (PGAAP)	IFRS Adjustments	31 December 2004 (IFRS)
Assets
Current assets	4,667,050,200	(694,189,114)	3,972,861,086
Investments in group companies	321,849,193	(3,551,240)	318,297,953
Other investments	110,763,483	3,950,643	114,714,126
Intangible fixed assets	3,212,854,903	32,071,114	3,244,926,017
Tangible fixed assets	4,062,860,276	(126,588,563)	3,936,271,713
Deferred taxes	491,978,536	931,022,980	1,423,001,516
Other non-current assets	96,052,569	822,563,255	918,615,824

Total assets	12,963,409,160	965,279,075	13,928,688,235

Liabilities
Current liabilities	3,783,149,173	294,002,763	4,077,151,936
Accrued post-retirement liability	1,269,868,244	1,051,688,140	2,321,556,384
Deferred taxes	288,726,354	39,130,053	327,856,407
Other non-current liabilities	4,335,863,586	612,086,911	4,947,950,497

Total liabilities	9,677,607,357	1,996,907,867	11,674,515,224

Shareholder’s equity
Equity before minority interests	2,704,777,172	(1,018,233,135)	1,686,544,037
Minority interests (Note 18)	581,024,631	(13,395,657)	567,628,974

Total shareholder’s equity	3,285,801,803	(1,031,628,792)	2,254,173,011

Total liabilities and shareholder’s equity	12,963,409,160	965,279,075	13,928,688,235

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

46. Summary of Significant Differences between Accounting Principles followed by the Company and U.S. Generally Accepted Accounting Principles

As discussed in Note 2 the accompanying financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the European Union as at 31 December 2005, in conformity with European Regulation (EC) No. 1606/2002 of the European Parliament and of the Council. For Portugal Telecom there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board (“IASB”).

Until 2004 Portugal Telecom has prepared its financial statements in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”), our previous GAAP. Portuguese GAAP is not comparable to information prepared in accordance with IFRS. A reconciliation of opening equity balance and net income for the first financial year beginning on 1 January 2004 from Portuguese GAAP to IFRS is included in Note 45—“Application of International Financial Reporting Standards”.

This is the first year that Portugal Telecom’s financial statements have been prepared on an IFRS basis. In relation to this transition to IFRS, in April 2005 the Securities and Exchange Commission (“SEC”) adopted some amendments to Form 20-F to provide a onetime accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC, such as Portugal Telecom. This accommodation permitted Portugal Telecom for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to generally accepted accounting principles as used in the United States (“U.S. GAAP”).

IFRS differ in certain significant aspects from U.S. GAAP. These differences are discussed in the following paragraphs.

a) Employee post-retirement benefits

PT Comunicações and PT-SI have defined benefit pension plans covering certain current and former employees (Note 9.1). The liability for payment of these benefits has been transferred to three autonomous pension funds. For IFRS purposes, the Company has adopted at transition date the IAS 19 (Note 3 h)). Under U.S. GAAP, the Company accounted for these benefits on a basis consistent with Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions” (“SFAS 87”) effective January 1, 1993. The main differences under IFRS and U.S. GAAP in relation to our employee post-retirement benefits are explained below.

In addition, PT Comunicações maintains health care plans that provide benefits to employees, retirees and eligible relatives (Note 9.2). For IFRS purposes the Company accounts for these plans in accordance with IAS 19 (Note 3 g)). For U.S. GAAP purposes, the Company has adopted Statement of Financial Accounting Standards No. 106, “Employer’s Accounting for Post Retirement Benefits Other Than Pensions” (“SFAS 106”) effective January 1, 1995. The differences between the IFRS and U.S. GAAP for such plans refer are basically with the accounting treatment of actuarial gains and losses and the net transition obligation, which are explained below.

(i) Actuarial gains and losses

Under IFRS, the Company has elected to apply the option in IAS 19 to recognize actuarial gains and losses directly in shareholder’s equity. At transition date to IFRS the Company recognized directly in shareholder’s

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

equity the accumulated actuarial gains and losses recorded on the balance sheet under our Previous GAAP. As result under IFRS actuarial gains and losses are recognized directly in shareholder’s equity under the “Statement of Recognised Income and Expenses”.

Under U.S. GAAP actuarial gains and losses are amortised (using the 10% corridor of the greater of the projected benefit obligation or the market-related value of plan assets) through the net income over the average remaining working life of employees expected to receive benefits.

(ii) Transition obligation

In our previous GAAP (Portuguese GAAP) the net transition obligation was amortised over the average working life of employees. Upon the transition to IFRS, as indicated in Note 45 and required by IFRS 1, net transition obligation has been totally eliminated as an adjustment related to the first application of IFRS directly in our shareholder’s equity.

Under U.S. GAAP the net transition obligation in relation to the transition to US GAAP accounting for post-retirement benefit is being amortized over the service period of the employees.

(iii) Minimum liability adjustment

Under IFRS our employee post-retirement defined benefit liability refers to the net total of the present value of the defined benefit obligation minus the fair value of such plan assets. Under U.S. GAAP our employee post-retirement defined benefit liability refers to the net total of the present value of the defined benefit obligation minus the fair value of such plan assets, minus any past service cost not yet recognised and plus/minus the effects of actuarial gains (less any actuarial losses) not recognized. In addition, US GAAP requires a minimum liability adjustment, if liability already recognized under US GAAP is less than the unfunded accumulated benefit obligation. As at 31 December 2005, the Minimum liability adjustment recorded on the balance sheet amounts to Euro 1,021,594,000, from which Euro 1,010,037,000 (Euro 732,276,825, net of taxes) was recorded against other comprehensive income and Euro 11,557,000 as an intangible asset in order to reflect the unfunded portion of the accumulated benefit obligation.

(iv) Prior year service gains

Under IFRS, prior year service gains or losses related with changes in vested rights under a defined benefit plan must be recognized in income statement immediately. As explained in Note 9, during 2005 and 2004 the Company recognized prior year service gains totaling Euro 136,568,000 and Euro 66,478,000, primarily related to changes made by the Portuguese government on the retirement date on those employees and the change in the pension formula. At the time that these changes occurred, the related benefits of those employees have been already vested.

Under U.S. GAAP, prior year service gains or losses must be amortized over the remaining service period of related employees.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The reconciliation between the accrued post-retirement liability and the net periodic post-retirement benefit costs under IFRS and U.S. GAAP is as follows:

	2005		2004
	Pensions	Health care	Pensions	Health care
Accrued post-retirement liability under IFRS	2,038,652,313	597,231,431	1,619,758,856	701,797,528
Accumulated actuarial gains and losses, transition obligation and prior year service losses or gains	(1,355,488,000)	(387,429,000)	(1,040,104,944)	(219,108,472)

Unfunded accrued post-retirement liability under U.S. GAAP	683,164,313	209,802,431	579,653,912	482,689,056
Additional minimum liability	1,021,594,000	—	747,156,000	—

Accrued post-retirement liability under U.S. GAAP	1,704,758,313	209,802,431	1,326,809,912	482,689,056

	2005		2004
Net periodic post-retirement benefit cost under IFRS	247,412,730	45,291,900	173,008,640	51,354,100
Amortization of actuarial losses or gains, prior year service costs or gains and transition obligation	58,234,579	9,315,470	40,336,119	11,234,000
Prior year service costs/(gains)	136,568,000	—	66,478,000	—
Estimated losses related to work force reduction programs	39,009,000	6,809,000	7,165,160	3,569,900
Estimated return on plan assets	(3,363,000)	—	(8,605,000)	—

Net periodic post-retirement benefit cost under U.S. GAAP	477,861,309	61,416,370	278,382,919	66,158,000

b) Revaluation of fixed assets

In previous years, to reflect the impact of inflation, Portuguese legislation allowed companies to perform a one time revaluation of their tangible assets in accordance with applicable official inflation rates. As indicated in Note 3, under IFRS Portugal Telecom has made use of the exception permitted by applying IFRS 1 and has maintained the depreciated cost of the tangible assets at 1 January 2004 including asset revaluations that recognized the effect of inflation until such date.

Under U.S. GAAP, tangible assets may not be stated at more than their historical acquisition cost and revaluations are not permitted.

c) Capitalization of interest

Under IFRS, the Company elected to not capitalize interest costs incurred in connection with the construction of major capital projects.

Under U.S. GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each applicable period. Upon completion of the asset, this amount is considered part of the deemed cost of fixed assets and is depreciated over the life of the related assets.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

d) Goodwill

Under IFRS, goodwill arising on consolidation represents the excess of the cost of acquisition over the Groups interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which has been control acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the total assets, liabilities and minority interest has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

As permitted by IFRS 1 for the first adoption of IFRS the Company has applied an exception of not recalculating all the effects of business combinations prior to January 1, 2004, therefore goodwill for business combinations prior to 1 January 2004, is measured as recorded under Portuguese GAAP, our previous GAAP. Since 1 January 2004 goodwill has not been amortized, any business combination after such date was recorded in accordance with IFRS 3. At the end of each reporting period, goodwill has been reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment has been written down, according to IFRS.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets is recorded as goodwill. Under U.S. GAAP, acquisitions are recorded in accordance with the purchase accounting method. By this method, under U.S. GAAP the excess of the cost over the fair value of acquired proportion of assets and liabilities should be recognized as goodwill and minority interest are not recognized at proportional fair value.

(i) Goodwill—PT Múltimédia Acquisition

In February 2000 PT Multimédia acquired the total share capital of Zip.net. The acquisition agreement contained an embedded option on shares of PT Multimédia with the vendors of Zip.net to put shares to PT Multimédia or Portugal Telecom. Furthermore, the Company determined that such option qualified as a derivative instrument. Under U.S. GAAP, this embedded derivative represented a net written option. Under U.S. GAAP net written options must be recorded at fair value, with changes in fair value recorded through earnings. As of the date of the business combination, the fair value of such net written option amounted to a liability of Euro 32,218,907, and such value was recorded as a component of U.S. GAAP purchase price related to the acquisition of Zip.net. Subsequent to the date of acquisition, this net written option was recorded, for purposes of U.S. GAAP, at fair value, with changes in fair value being reported through earnings. On June 30, 2001, such net written option was exercised and the Company acquired from the vendors of Zip.net the PT Multimédia shares.

Under Portuguese GAAP our previous GAAP, the Company was not required to record the fair value of a net written option as a component of the purchase price, nor did the net written option needed to be subsequently recorded at fair value, with changes in fair value recorded through earnings. Instead, the Company only recorded an accounting entry related to the net written option when the put or call option was exercised.

On the exercise date in 2001, the Company acquired the PT Multimédia shares, for a cash price of Euro 161,683,951. Under our previous GAAP, the Company allocated entirely to goodwill the excess of purchase price over the carrying value of the shares acquired. Under U.S. GAAP the goodwill was recorded based on the fair value of the shares acquired at that date, considering the cash and liabilities assumed.

In relation to this transaction, the difference between recorded goodwill for such acquisitions occurred prior to the adoption of IFRS referred amounted to Euro€144,554,615. Following the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), on January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes, and was subject to annual impairment tests.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(ii) Goodwill—Marconi Acquisition

Under Portuguese GAAP, our previous GAAP, the Company recorded the acquisition of Marconi using the pooling for interest method, therefore considering a lower amount than it would be recorded under U.S. GAAP, due to the fact that this acquisition was paid in Portugal Telecom shares. As a result, the Company has a larger amount of goodwill from this acquisition under U.S. GAAP.

(iii) Goodwill—non amortization and impairment

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations except for qualifying business combinations that were initiated prior to 1 July 2001. In addition, this statement further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after 30 June 2001 (i.e., the acquisition date is 1 July 2001 or after). Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise). Identifiable intangible assets that are not deemed to have an indefinite life should continue to be amortized over their useful lives. The Company was required to adopt SFAS 141 and SFAS 142 for its fiscal year beginning 1 January 2002.

Upon adoption the Company performed an initial impairment assessment of the carrying values of historical goodwill as required by the transitional provisions of SFAS 142. This transitional impairment test consists of two steps. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been currently acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The company’s reporting units are generally consistent with the operating segments identified in Note 7. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For intangible assets subject to amortization, impairment is analyzed considering the estimated future cash flows on an undiscounted basis.

During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill for its media businesses and recorded an impairment under US GAAP for Euro€400.6 million, net of minority interest amounting to Euro 174.4 million. This impairment related to the overall decline in estimated market values of the media business in the PT Multimédia segment based on trends in publicity investment in 2002. Such impairment includes an impairment charge of Euro€ 337.0 million recorded under Portuguese GAAP, our previous GAAP plus a reconciling difference to US GAAP amounting to Euro€63.6 million. In 2005 Portugal Telecom disposed its media businesses. Therefore the difference in recorded goodwill under IFRS and US GAAP for this matter has

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

been included in the gain obtained with this disposal by eliminating such difference in the net income reconciliation line named “U.S. GAAP adjustments of discontinued operations” (Note 46 j).

In 2004, under IFRS the Company has performed an impairment test based upon the cash-generating unit to which the goodwill has been allocated, which is a lower level than on a U.S. GAAP basis. As a result of such test, for IFRS purposes, in 2004 the Company has recorded an impairment of goodwill related with audiovisuals business, amounting to Euro€28 million. Under U.S. GAAP, impairment tests are performed at the reporting unit level, which is a higher level than the cash-generating unit related with audiovisuals business. This analysis concluded that the fair value of the reporting unit exceeds its carrying amount and the goodwill was not deemed to be impaired. Accordingly, for U.S. GAAP purposes, the Company reversed the impairment recorded under IFRS.

Except for the matter indicated above, for the years ended 31 December 2005 and 2004 according with Company analysis there are no additional impairment situations in goodwill and intangible assets under both IFRS and US GAAP.

The detail of the reconciliation items related with goodwill, for the years ended 31 December 2005 and 2004, is as follows:

Shareholders’ equity	2005	2004
Goodwill—PT Multimédia acquisition	(144,554,615)	(144,554,615)
Goodwill amortization (1)	79,483,519	124,464,903
Reversal of provision for impairment in the Audiovisuals business	28,000,000	28,000,000
Goodwill—Marconi acquisition	1,351,673	1,351,673
Goodwill impairment in the Media businesses (2)	—	(63,647,853)

	(35,719,423)	(54,385,892)

(1)	In 2004, this caption included Euro 41,471,646 related to the Media businesses and Euro 3,509,738 related to PrimeSys which, with the disposal of these subsidiaries, were included in the net income reconciliation line named “U.S. GAAP adjustments of discontinued operations” (Note 46 j)), therefore these items adjusted the gains obtained with these disposals.
(2)	This amount was included in the net income reconciliation line named “U.S. GAAP adjustments of discontinued operations” (Note 46 j), therefore adjusting the gain obtained with the disposal of this investment.

Profit and loss from continued operations	2005	2004
Reversal of provision for impairment in the Audiovisuals business	—	28,000,000

For purposes of adopting SFAS 142, the Company’s measurement of fair value was based on an evaluation of future discounted cash flows, as well as recently-performed valuation studies. This evaluation used the best information available to the Company, including reasonable and supportable assumptions and projections. The Company’s discounted cash flow evaluation used various discount rates that correspond to the weighted-average cost of capital in the countries and regions in which the underlying businesses operate.

The impairment charges are non-cash in nature and do not affect the Company’s liquidity or result in the non-compliance with respect to any debt covenants.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Substantially all of the intangible assets recorded on Portugal Telecom’s consolidated balance sheet under U.S. GAAP are intangible assets with finite useful lives and relates to telecommunications licenses (UMTS license) and operating concessions (Basic network concession), which are amortized over the period of the license (Note 3 e).

The carrying values of goodwill under U.S. GAAP by business segment included in the caption “Intangible assets” as at 31 December 2005 and 2004 are as follows:

	2005	2004
Wireline businesses	307,376,986	307,376,986
PT Multimedia
Pay TV and Cable Internet	159,800,071	159,800,071
Media (1)	—	49,768,507
Other:
Primesys (1)	—	27,175,959
PT Sistemas de Informação	11,868,598	11,312,991
Cabo Verde Telecom	8,335,657	8,896,620
Other	14,761,908	5,240,680

	502,143,220	569,571,814

(1)	As explained above, in 2005, Portugal Telecom disposed these subsidiaries and accordingly, the related goodwill was written down.

The carrying values of goodwill under U.S. GAAP of equity investees included in the caption “Investments in group companies” as at 31 December 2005 and 2004 are as follows:

	2005	2004
Páginas Amarelas	88,635,279	88,635,279
Unitel	33,136,665	34,676,880
Other	3,865,274	2,364,204

	125,637,218	125,676,363

The Company recorded amortization expense related to intangible assets of Euro€65.7 million and Euro€41.4 million for the years ended 31 December 2005 and 2004. The estimated intangible assets amortization expense for each of the following five years is approximately Euro€61.4 million per year.

e) Revenue recognition

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). SAB 101 outlines the SEC’s views on revenue recognition under U.S. GAAP. SAB 101 provides both general and specific guidance as to the periods in which companies should recognize revenues. In addition, SAB 101 also highlights factors to be considered when determining whether to recognize revenues on a gross or net basis. SAB 101, as amended by SAB 101/A, SAB 101/B and updated by SAB No. 104 in December 2003, was effective for the Company beginning the quarter ending December 31, 2000.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

(i) Connection fees

The principal difference between SAB 101 and IFRS for revenue recognition is related with the recognition of connection fees. Under IFRS, in accordance with IAS 18, revenue recognition regarding entrance fee (certain “up front” fees) depends on the nature of the services provided. If the fee includes only the entrance as a standalone transaction, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognized as revenue if no significant uncertainty as to its collectability exists.

Under U.S. GAAP, Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101 modified by SAB 104, or SEC Staff Accounting Bulletin Topic 13-A.1, Revenue Recognition) guidance is followed, and such entrance fee which is considered to be revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship.

The Company has estimated the following average lives of customers of its various businesses for which initial fees are being charged: 5 years for cable/internet access and 15 years for fixed line telephony. These estimated average customer lives are based on management’s best estimates. Such estimates are subject to revision, based on changes in customer demographics, the introduction of increased competition, as well as other factors.

(ii) Subscriber acquisition costs

Under Portuguese GAAP, our previous GAAP, and under U.S. GAAP until 31 December 2003, those direct inherent costs related to commission paid on activation of cellular handset have been deferred over the life of each respective contract (normally two years). These contracts are legally enforceable and binding.

Under IFRS the Company is expensing such costs when incurred. From 1 January 2004 under U.S. GAAP such costs are being recorded in earnings when incurred.

The effect of such change of accounting principle in 1 January 2004, under U.S. GAAP, resulted in a decrease in current assets of Euro€25,349,626 gross of tax effect and in an after tax loss of Euro 18,378,479 for the year ended 31 December 2004, of which Euro€24,175,458 corresponds to the cumulative effect of a change in accounting principle.

f) Derivative instruments

In accordance with “IAS 39 Financial Instruments: Recognition and Measurement”, all derivates, including certain derivative instruments embedded in other contracts and derivatives used for hedging activities, are recorded at fair value. The accounting treatment for gains and losses resulting from changes in fair value depends on whether or not the derivative meets the definition of a hedging instrument and, if so, on the nature of the hedging relationship.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as amended. SFAS 133, as amended and interpreted, which establishes similar accounting and reporting standards to IFRS for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under such standard all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge relationship, the changes in the fair value of the derivative and the change in fair value of the hedged item for the risk being

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

hedged are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the changes in the fair value of the derivative will be recorded in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, all changes in fair value are recognized immediately in earnings together with any ineffective portion of designated hedge strategies.

Even though the company uses derivatives as part of its risk management strategy in order to mitigate economic foreign currency and interest risks, the Company has elected not to assign and document such hedging relationships under US GAAP. As a result, for U.S. GAAP purposes, all derivative instruments have been recorded at fair value with related changes in fair value recorded in earnings immediately.

Therefore, the main differences between IFRS and U.S. GAAP included in the reconciliation tables above relate to the following:

(i) Designation of hedging relationship—For IFRS purposes, certain derivatives were designated as hedging instruments upon adoption of IFRS, as at 1 January 2004, as permitted by “IFRS 1 First-time Adoption of International Financial Reporting Standards”. However, under U.S. GAAP, such derivatives were not assigned and designed in an hedging relationship.

(ii) Financial instruments issued to repurchase our own shares—Under IFRS certain financial instruments issued to repurchase our own shares are recorded as liabilities considering their exercise price and the present value of the amount to be paid at settlement. Under U.S. GAAP, such financial instruments are considered a freestanding derivative and are measured at fair value with changes in fair value recognized in profit or loss.

g) Proportion of losses that exceed the equity participation of an associate

Under IFRS an investor’s proportional share of losses of an associate must be discontinue to be recognized after the carrying amount of the investment is reduced to zero, except if the investor has incurred legal or constructive obligations or made payments on behalf of the associate. In addition, IFRS defines the carrying amount of the investment in the associate to be its under the equity method together with any long-term interests that, in substance, form part of the investor’s net investment in the associate. Therefore, under IFRS an investor’s proportional share of losses is being recognized in excess of the investor’s investment in ordinary shares to the other components of the investor’s interest in an associate in the reverse order of their seniority (i.e., priority in liquidation).

For U.S. GAAP the Company has applied the guidance under EITF 98-13 and EITF 99-10 and considered that such a part of a loss arising from those associate companies had to be assigned to the respective loans granted. Under US GAAP an investor should not recognize equity method losses based solely on the percentage of investee common stock held by the investor but should utilize a single entity-wide approach to determine the amount of its equity method losses when previous losses have reduced the common stock investment account to zero.

As at 31 December 2005 and 2004, the Company granted loans to affiliated companies accounted for by the equity method with negative equity position. Under IFRS the respective losses that exceed the common stock investment is being recognized considering the percentage of investee common stock held by the investor. Under US GAAP such losses are being recognized considering the proportion of the participation of the investor loan in relation to the total liabilities of the investee.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Therefore, the Company has included an adjustment is in the reconciliation from IFRS to US GAAP in order to account for the effect of the different proportion of losses that exceed the common stock investment being recognized under each respective GAAP.

h) Consolidation of equity associate—Application of FIN 46 R—Variable interest entities and related transactions

Under IFRS the Company consolidates those subsidiaries that are controlled by Portugal Telecom. Control as defined under IAS 27 is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. For those investment is associate where the Company holds, directly or indirectly (e.g., through subsidiaries), 20 per cent or more of the voting power of the associate or it is presumed that the Company has significant influence over such associate, the equity method of accounting is required under IFRS. In addition, under IFRS those special-purpose entities (SPE) should be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity. Those SPE are entities created to accomplish a narrow and well-defined objective (eg to effect a lease, research and development activities or a securitisation of financial assets).

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). This Interpretation applies immediately to VIEs created after January 31, 2003.

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs. In addition, certain associated Companies that are deemed to be a business under the definition of FIN 46R are included in the scoped of such accounting interpretation and need be evaluated in order to determine if the consolidation of such associated is required.

Portugal Telecom assessed the adoption of FIN 46R as at 31 December 2004 and have concluded that certain investments in associates (UOL, Sport TV and Sportinveste Multimédia) should have been consolidated under the requirements of FIN 46 (R) in 2004. During 2005 only Sport TV and Sportinveste Multimédia should have been consolidated under U.S. GAAP. Accordingly, for U.S. GAAP, the Company consolidated the assets, liabilities and results of these companies for the years ended 2005 and 2004.

In addition, those investments that were required to be consolidated under US GAAP due to FIN46R as indicated above in which losses applicable to the minority interest exceeded the minority interest in the equity capital of such investment, such excess applicable to the minority interest have be charged against the majority interest.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Under IFRS these investments were accounted for under the equity method and only our proportional share of losses were recognized in excess of the investor’s investment in ordinary shares to the other components of the investor’s interest in an associate in the reverse order of their seniority (i.e., priority in liquidation).

Therefore, the Company has included an adjustment is in the reconciliation from IFRS to US GAAP in order to account for losses applicable to other investors not recognized under IFRS due to the application of the equity method rather than the consolidation of such investments.

The related impact of such on the consolidated financial statements was as follows:

	Increase / (Decrease)
	2005	2004
Current assets	33,736,565	135,086,676
Non-current assets	(63,885,954)	(12,180,475)

Total assets	(30,149,389)	122,906,201

Current liabilities	12,505,143	109,446,919
Non-current liabilities	35,124,791	47,339,429

Total liabilities	47,629,934	156,786,348

Net Income	(32,883,568)	(72,077,632)
Shareholders’ equity	(77,779,323)	(33,880,147)

i) U.S. GAAP adjustments of equity investees

Following the completion of the joint venture by Portugal Telecom and Telefónica Móviles for the Brazilian mobile telecommunications market (Note 1 b), Portugal Telecom’s consolidated financial statements under IFRS for the years ended 31 December 2005 and 2004 include the proportional consolidation of 50% of Brasilcel’s assets and liabilities and 50% of Brasilcel’s results.

For U.S. GAAP purposes, the investment in Brasilcel is accounted for using the equity method of accounting as required by Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). Such difference in consolidation method does not have any effect in our IFRS or U.S. GAAP results. However, for purposes of the presentation of the differences between IFRS and U.S. GAAP related to Brasilcel, shareholders’ equity and net income reconciliations for the periods ended 31 December 2005 and 2004 include one line named “U.S. GAAP adjustments of equity investees”, which includes those adjustments.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The detail of the U.S. GAAP adjustments of equity investees relates to our investment in Brasilcel, and its detail as at 31 December 2005 and 2004 is as follows:

Shareholders’ equity U.S. GAAP adjustments of equity investees	Notes		2005	2004
Difference with Brasilcel investment—goodwill (i)			(455,883,040)	(455,883,040)
Capitalised interest	46 c	)	30,295,194	24,658,694
Goodwill—non amortization and impairment	46 d	)	23,160,574	22,960,902
Purchase accounting (ii)			(16,930,251)	(13,671,448)
Other			—	773,737

			(419,357,523)	(421,161,155)

Net income U.S. GAAP adjustments of equity investees	Notes		2005	2004
Purchase accounting (ii)			(888,694)	(24,773,629)
Capitalised interest	46 c	)	(2,137,643)	89,113
Other			(919,828)	(2,440,749)

			(3,946,165)	(27,125,265)

(i) Difference with Brasilcel investment—goodwill

As stated in Note 1, on December 27, 2002 Portugal Telecom and Telefónica Móviles completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel (the joint venture company). As a result of the impairment of the Company’s investment in Telesp Celular (the mobile operator in Brazil previously owned by Portugal Telecom) during 2002 the carrying value of the companies contributed to Brasilcel was written down to their estimated fair values. As a result, no gains or losses were recognized under Portuguese GAAP, our previous GAAP, as a result of the contribution.

Under U.S. GAAP, the carrying value of the investments contributed to Brasilcel was lower than the carrying value under our previous GAAP as a result of the historical U.S. GAAP adjustments in the recorded goodwill.

Therefore, the accumulated difference between IFRS and U.S. GAAP for the carrying amount of the investments contributed to Brasilcel for the goodwill in such companies, at the date of the formation of the joint venture, amounting to Euro 455,883,040, was included in our reconciliation presented in Note 47.

(ii) Purchase accounting

The purchase accounting adjustment refers to differences arising in the carrying values of assets and liabilities with the adoption of the purchase accounting method. This adjustment is related to the acquisitions prior to 1 January 2004, which were still recorded under Portuguese GAAP using the pooling of interest method.

This difference in purchase accounting is related with the following acquisitions occurred in Vivo: (i) the initial acquisition by TCP of a stake (i) acquisition by TCP of the remaining 51% in Global Telecom in 2002; initial acquisition by TCP in April 2003 of a stake in Tele Centro Oeste and acquisition of an additional stake in this company in October 2003; acquisitions of the minority interests from Tele Sudeste Celular Participações and Tele Leste Celular Participações in 2000. Under Portuguese GAAP, the excess amount of the proportional net

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

assets acquired was allocated to goodwill, while under U.S. GAAP the purchase price method was used and the price was allocated to the fair value of the assets and liabilities acquired, which in these acquisitions primarily included the fair value of the Band A Licenses and customer lists (intangible assets), tangible assets and debt.

j) U.S. GAAP adjustments of discontinued operations

This caption includes the adjustments related to companies classified as discontinued operations in 2005 and 2004 as mentioned in Note 17. As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Currency translation adjustments related to the investment in PrimeSys as at 1 January 2004	(158,048,394)	—
Goodwill amortization
—Media businesses (Note 46 d))	(41,471,646)	—
—PrimeSys (Note 46 d))	(3,509,738)	—
Goodwill impairment
—Media businesses (Note 46 d))	63,647,853	—
Other adjustments related to discontinued operations	(2,235,359)	(1,749,396)

	(141,617,284)	(1,749,396)

The adjustment related with the currency translation adjustments refers to the cumulative foreign currency translation adjustments as at 1 January 2004 from the investment in PrimeSys, which with the adoption of IFRS were transferred to “Retained earnings” following the exception permitted by IFRS 1 (Note 3 q)).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

47. Reconciliation between Net Income and Shareholders’ Equity Determined Under IFRS and U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended 31 December 2005 and 2004 which would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements.

	Notes	2005	2004
Net income according to the consolidated financial statements prepared under IFRS:
Net income from continued operations	(a)	667,222,670	699,146,521
Net income from discontinued operations	(b)	21,732,952	26,065,182

	(c)	688,955,622	725,211,703
Adjustments to conform with U.S. GAAP:
Adjustments from continued operations
Minority interests under IFRS (1)		(36,272,284)	(101,907,425)
Employee post-retirement benefits	46 a)	(246,573,049)	(120,178,179)
Depreciation of revaluation adjustment	46 b)	18,323,886	21,320,978
Capitalized interest (2)	46 c)	(7,021,356)	(5,466,080)
Goodwill	46 d)	—	28,000,000
Revenue recognition	46 e)	6,318,528	12,460,350
Derivative instruments	46 f)	6,869,408	4,998,521
Proportion of losses that exceed the equity participation of an associate	46 g)	115,944	43,569,533
Application of FIN 46 R	46 h)	(32,883,568)	(72,077,632)
U.S. GAAP adjustments of equity investees	46 i)	(3,946,165)	(27,125,265)
Tax effect on the above adjustments		54,294,096	19,855,719
Minority interests on the above adjustments		(1,908,607)	(16,929,198)

	(d)	(242,683,167)	(213,478,678)
Adjustments from discontinued operations
Minority interests under IFRS (1)		1,301,481	(104,844)
U.S. GAAP adjustments of discontinued operations	46 j)	(141,617,284)	(1,749,396)

	(e)	(140,315,803)	(1,854,240)

Net income before change in accounting principles under U.S. GAAP	(c)+(d)+(e)	305,956,652	509,878,785
Cumulative effect of a change in accounting principles—Subscriber acquisition costs	46 e)	—	(24 175 458)

Net income after change in accounting principles under U.S. GAAP		305,956,652	485,703,327

Net income from continued operations before change in accounting principles under U.S. GAAP	(a)+(d)	424,539,503	485,667,843

Net income from discontinued operations under U.S. GAAP	(b)+(e)	(118,582,851)	24,210,942

Basic earnings per share:
Net income before change in accounting principles	48 d)	0.269	0.435
Net income after change in accounting principles	48 d)	0.269	0.414
From continued operations before change in accounting principles	48 d)	0.373	0.414
From discontinued operations	48 d)	(0.104)	0.021

Diluted earnings per share:
Net income before change in accounting principles	48 d)	0.266	0.428
Net income after change in accounting principles	48 d)	0.266	0.407
From continued operations before change in accounting principles	48 d)	0.368	0.407
From discontinued operations	48 d)	(0.104)	0.020

(1)	Net income included in the consolidated financial statements under IFRS is presented before minority interests, while under U.S. GAAP net income should be presented net of minority interests.
(2)	Includes the effect of capitalized interest and the related depreciation amounting to Euro 7,021,356 and Euro 7,055,807 for the years ended 31 December 2005 and 2004, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The following is a summary of the significant adjustments to shareholders’ equity as at 31 December 2005 and 2004 which would be required if U.S. GAAP had been applied instead of IFRS in the financial statements.

	Notes	2005	2004
Shareholders’ equity according to the consolidated financial statements prepared under IFRS		2,582,077,365	2,254,173,011

Adjustments to conform with U.S. GAAP:
Minority interests under IFRS (1)		(753,686,076)	(567,628,974)
Post retirement benefits	46 a)	732,880,000	542,590,000
Revaluation of fixed assets	46 b)	(156,515,500)	(174,839,386)
Capitalized interest (2)	46 c)	45,987,826	53,009,182
Goodwill	46 d)	(35,719,423)	(54,385,892)
Revenue recognition	46 e)	(137,422,618)	(143,741,146)
Derivative instruments	46 f)	120,578,436	192,936,470
Proportion of losses that exceed the equity participation of an associate	46 g)	(10,557,424)	(10,673,368)
Application of FIN 46	46 h)	(77,779,323)	(33,880,147)
U.S. GAAP adjustments of equity investees	46 i)	(419,357,523)	(421,161,155)
Tax effect on the above adjustments		(67,304,284)	(644,946)
Minority interests on the above adjustments		(3,787,439)	2,766,470

Net adjustments		(762,683,348)	(615,652,892)

Shareholders’ equity in accordance with U.S. GAAP		1,819,394,017	1,638,520,119

(1)	Shareholders’ equity included in the consolidated financial statements under IFRS is presented including minority interests, while under U.S. GAAP shareholders’ equity should be presented net of minority interests.
(2)	Net of accumulated depreciation of Euro€181,458,797 and Euro 174,437,441, for the years ended 31 December 2005 and 2004, respectively.

The changes in shareholders’ equity for the years ended 31 December 2005 and 2004 are as follows:

	2005	2004
Shareholders’ equity in accordance with U.S. GAAP as of beginning of the period	1,638,520,119	1,998,972,675
Comprehensive income (loss) (Note 48 a)	950,392,639	387,960,085
Acquisition of treasury shares through the exercise of equity swaps	(340,455,888)	(480,912,955)
Dividends paid (Note 38)	(395,085,000)	(267,499,686)
Treasury shares acquired by PT Multimedia from minority shareholders (Note 38)	(33,977,853)	—

Shareholders’ equity in accordance with U.S. GAAP as of ending of the period	1,819,394,017	1,638,520,119

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

The reconciliation between the Company’s balance sheet under IFRS as at 31 December 2005 considering the investment in Brasilcel accounted for by the equity method, is as follows:

	IFRS with proportional consolidation	Proportional consolidation	IFRS with consolidation under equity method
Current assets	6,167,982,526	(1,214,572,122)	4,953,410,404
Investments	425,602,626	2,659,091,113	3,084,693,739
Other investments	96,079,089	(142,265)	95,936,824
Intangible assets, net	3,601,620,470	(2,419,439,509)	1,182,180,961
Tangible assets, net	4,062,003,121	(1,194,488,946)	2,867,514,175
Deferred taxes	1,387,811,009	(180,188,698)	1,207,622,311
Other non-current assets	901,968,459	(138,154,078)	763,814,381

Total assets	16,643,067,300	(2,487,894,505)	14,155,172,795

Current liabilities	4,947,519,464	(1,131,945,747)	3,815,573,717
Accrued post-retirement liabilities	2,635,883,744	—	2,635,883,744
Medium and long-term debt	5,168,626,522	(722,432,315)	4,446,194,207
Deferred taxes	334,867,077	—	334,867,077
Other long-term liabilities	974,093,128	(110,247,873)	863,845,255

Total liabilities	14,060,989,935	(1,964,625,935)	12,096,364,000

Equity excluding minority interests (1)	1,828,391,289	—	1,828,391,289
Minority Interests	753,686,076	(523,268,570)	230,417,506

Total equity (1)	2,582,077,365	(523,268,570)	2,058,808,795

Total liabilities and shareholders’ equity	16,643,067,300	(2,487,894,505)	14,155,172,795

(1)	Shareholders’ equity included in the consolidated financial statements under IFRS is presented including minority interests, while under U.S. GAAP shareholders’ equity should be presented net of minority interests.

The reconciliation between the Company’s statements of profit and loss under IFRS for the year ended 31 December 2005 considering the investment in Brasilcel accounted for by the equity method is as follows:

	IFRS with proportional consolidation	Proportional consolidation	IFRS with consolidation under equity method
Revenues	6,385,418,294	(1,988,790,551)	4,396,627,743
Operating expenses	(4,949,418,490)	1,875,043,952	(3,074,374,538)

	1,435,999,804	(113,746,599)	1,322,253,205
Other costs / (income)	(333,140,024)	4,329,666	(328,810,358)

Income before financial results and taxes	1,102,859,780	(109,416,933)	993,442,847
Financial results	(51,293,917)	48,400,352	(2,893,565)

Income before income taxes	1,051,565,863	(61,016,581)	990,549,282
Minus: Income taxes	(384,343,193)	72,043,498	(312,299,695)

Net income from continued operations	667,222,670	11,026,917	678,249,587
Net income from discontinued operations	21,732,952	—	21,732,952

Net income	688,955,622	11,026,917	699,982,539

Attributable to:
Minority interests	(34,970,803)	(11,026,917)	(45,997,720)
Equity holders of the parent	653,984,819	—	653,984,819

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

A condensed consolidated balance sheet of Brasilcel as at 31 December 2005 and 2004 and a statement of profit and loss for the years ended 31 December 2005 and 2004 under IFRS are presented in Note 7.c).

48. Additional Financial Statement Disclosures Required by U.S. GAAP and the SEC

The following financial information is presented on the basis of U.S. GAAP:

a) Comprehensive Income

(i) Statements of Comprehensive Income/(Loss):

	2005	2004
Net Income under U.S. GAAP	305,956,652	485,703,327

Other comprehensive income (loss), net of tax effects:
Foreign currency translation adjustments	858,258,201	18,291,645
Minimum liability adjustment	(212,724,425)	(118,709,325)
Unrealized gains on available for sale securities, net	(1,097,789)	2,674,438

Comprehensive income (loss) under U.S. GAAP	950,392,639	387,960,085

(ii) Disclosure of Accumulated Other Comprehensive Income Balances:

	Foreign currency items	Minimum liability adjustment	Unrealized gain on securities	Total
Ending balance as at 31 December 2003	(2,675,700,514)	(400,843,075)	697,280	(3,075,846,309)
Current year change, before tax effect	20,104,054	(163,737,000)	3,688,880	(139,944,066)
Tax effect	(1,812,409)	45,027,675	(1,014,442)	42,200,824

Ending balance as at 31 December 2004	(2,657,408,869)	(519,552,400)	3,371,718	(3,173,589,551)
Current year change, before tax effect	858,258,201	(293,413,000)	(1,514,192)	563,331,009
Tax effect	—	80,688,575	416,403	81,104,978

Ending balance as at 31 December 2005	(1,799,150,668)	(732,276,825)	2,273,929	(2,529,153,564)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

b) Pension Benefits

The following table sets forth certain supplementary information regarding our Pension Plans.

The reconciliation of beginning and ending balances of benefit obligation, fair value of plan assets and the funded status of the Company plans is as follows:

	2005	2004
Change in projected benefit obligation:
Benefit obligation at beginning of the year	3,592,378,856	3,357,720,056
Changes in the consolidation perimeter	(8,846,352)	—
Service cost	19,534,845	18,617,000
Interest cost	189,146,000	176,485,000
Prior year service cost / (gain)	(136,568,000)	(66,787,000)
Plan participants’ contribution	10,640,000	10,991,000
Actuarial losses, net	592,064,579	223,497,000
Benefits paid from the funds	(148,046,236)	(139,656,000)
Benefits paid directly by the Company	(167,723,264)	(139,667,000)
Curtailment cost	296,243,885	151,178,800

Benefit obligation at end of the year	4,238,824,313	3,592,378,856

Change in plan assets:
Fair value of plan assets at beginning of the year	1,972,620,000	1,828,066,000
Actual return on plan assets	167,177,000	147,482,000
Employer contribution	197,781,236	125,737,000
Plan participants’ contributions	10,640,000	10,991,000
Benefits paid from the funds	(148,046,236)	(139,656,000)

Fair value of plan assets at end of the year	2,200,172,000	1,972,620,000

Funded status of the plans:
Funded status	(2,038,652,313)	(1,619,758,856)
Unrecognized net transition obligation	56,717,000	88,225,000
Unrecognized net actuarial loss	1,485,851,000	1,014,438,944
Unrecognized prior service gain	(187,080,000)	(62,559,000)

Accrued cost at end of the year	(683,164,313)	(579,653,912)
Additional minimum liability	(1,021,594,000)	(747,156,000)

Pension liability at end of the year	(1,704,758,313)	(1,326,809,912)

The components of the net periodic pension cost for the Company plans on a U.S. GAAP basis are as follows:

	2005	2004
Interest cost	189,146,000	176,485,000
Net amortization and deferral	58,234,579	36,961,000
Service cost	19,534,845	18,617,000
Estimated return on plan assets	(124,307,000)	(120,453,000)
Estimated losses related to work force reduction programs(1)	335,252,885	163,397,800

Net periodic pension cost	477,861,309	275,007,800

(1)	The Company has a long-term strategic plan to reduce workforce in its wireline business. Each year, the Company makes a determination as to the number and category of workforce to be made redundant. In the years ended 31 December 2005 and 2004, respectively, the Company reduced its workforce by approximately 1,272 and 651 employees. In connection with each termination of employment, the Company offers termination benefits including one-time payments. The Company also incurs curtailment expenses associated with pension and other employees benefit plans related to the terminated employees. As the employees will provide no future service to the Company, all service cost for such terminated employees must be accrued at the moment the termination decision has been made and communicated to employees.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Portugal Telecom is required to disclose some additional information regarding expected future cash flows related with pension benefits. Expected gross benefit payments to be satisfied by Portugal Telecom’s future cash flows and specific funds set up to cover these obligations from 2006 to 2015 are as follows (amounts in millions of Euros):

2006	312.8
2007	307.0
2008	300.1
2009	291.0
2010	278.8
2011-2015	1,174.6

As at 31 December 2005, we have used an expected return on assets assumption of 6%. This rate was computed based on historical return on assets, the strategy and policies guidelines used in our investment funds and the target allocation of assets used in our funds. In addition we have also completed our analyses by comparing this expected return to yields available on financial markets with similar maturities as of our liabilities.

Our portfolio of pension funds (Note 9.1) is managed in accordance with our investing policy and strategy guidelines, which are as follows (i) demanding a clear definition on asset allocation, taking into consideration geographical and management criteria; (ii) adopting an integrated policy of exchange risk hedge; (iii) using passive investment strategies using index trackers; (iv) requiring annual portfolio rebalancing; (v) requiring the use of recognized asset fund managers, chosen in an independent contest; (vi) using a diversified portfolio with high liquidity; and (vii) defining some restrictions on tactical allocation. In addition all the investments/assets are managed in order to fulfil all of our liabilities in accordance with its maturity and value.

c) Health care benefits

The following table sets forth the reconciliation of beginning and ending balances of benefit obligation and the funded status of the Company plans:

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of the year	701,797,528	688,763,528
Service cost	5,228,000	5,061,000
Interest cost	39,998,000	36,935,000
Actuarial losses/(gains)	182,020,470	(8,004,000)
Benefits paid by the Company	(34,302,467)	(30,316,000)
Curtailment costs	18,065,900	9,358,000

Benefit obligation at end of the year	912,807,431	701,797,528

Change in plan assets:
Fair value of plan assets at beginning of the year	—	—
Actual return on plan assets	15,576,000	—
Employer contribution	300,000,000	—
Plan participants’ contributions	—	—
Benefits paid from the funds	—	—

Fair value of plan assets at end of the year	315,576,000	—

Funded status of the plans:
Funded status	(597,231,431)	(701,797,528)
Unrecognized net transition obligation	70,586,000	85,059,000
Unrecognized prior service cost	8,914,000	10,987,000
Unrecognized net loss	307,929,000	123,062,472

Pension liability at end of the year	(209,802,431)	(482,689,056)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

A summary of the components of the net periodic post retirement health care cost of the Company is presented in the following table:

	2005	2004
Service cost	5,228,000	5,061,000
Interest cost	39,998,000	36,935,000
Amortization of unrecognized transition obligation	4,866,470	8,813,000
Expected return on assets	(18,000,000)	—
Amortization of actuarial gains and losses	3,218,000	1,112,000
Amortization of prior service cost	1,231,000	1,309,000
Curtailment losses related to work force reduction programs	24,874,900	12,928,000

Net periodic post retirement benefit cost	61,416,370	66,158,000

As from 2004 Portugal Telecom is required to disclose some additional information regarding expected future cash flows related with health care benefits. Expected benefit payments from 2005 to 2014 are as follows (amounts in millions of Euros):

2006	38.0
2007	39.1
2008	40.2
2009	41.3
2010	42.5
2011-2015	223.9

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

d) Reconciliation of Earnings per Share Computation

The computation of basic and diluted earnings per share for the years ended 31 December 2005 and 2004, prepared in accordance with U.S. GAAP is as follows:

		2005	2004
Net income from continued operations before change in accounting principles under U.S. GAAP, net of minority interests	(1)	424,539,503	485,667,843
Net income from discontinued operations under U.S. GAAP, net of minority interests	(2)	(118,582,851)	24,210,942

Net income before change in accounting principles under U.S. GAAP	(3)	305,956,652	509,878,785
Cumulative effect of a change in accounting principles—Subscriber acquisition costs		—	(24,175,458)

Net income after change in accounting principles under U.S. GAAP	(4)	305,956,652	485,703,327
Financial costs incurred with exchangeable bonds (net of tax)	(5)	5,659,858	5,160,506

	(6)	311,616,510	490,863,833

Weighted average common shares outstanding in the period	(7)	1,138,250,826	1,173,266,406
Effect to the exchangeable bonds		31,482,438	31,482,438

	(8)	1,169,733,264	1,204,798,844

Earnings per share from continued operations before change in accounting principles, net of minority interests
Basic	(1)/(7)	0.373	0.414
Diluted	[(1)+(5)]/(8)	0.368	0.407
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(7)	(0.104)	0.021
Diluted (1)	(2)/(8)	(0.104)	0.020
Earnings per share from total operations before change in accounting principles
Basic	(3)/(7)	0.269	0.435
Diluted	[(3)+(5)]/(8)	0.266	0.428
Earnings per share from total operations after change in accounting principles
Basic	(4)/(7)	0.269	0.414
Diluted	(6)/(8)	0.266	0.407

(1)	For the year ended 31 December 2005, the effects of the exchangeable bonds have been excluded from the calculations of diluted earnings per share from discontinued operations, since they would be antidilutive.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

e) Dividend information

Portugal Telecom’s ordinary shares and A shares carry the same dividend rights. Portugal Telecom’s Board of Directors decides whether to propose a dividend. Under Portugal Telecom’s articles of association, Portugal Telecom must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to the ability of a two-thirds majority of Portugal Telecom’s shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital. Portuguese law also prohibits the payment of dividends if, following the dividend, a company’s net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve) according with Portuguese GAAP. Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium, be applied against accumulated losses. The share issuance premium is the amount corresponding to the subscription price paid for a share over the par value of the share. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

f) New U.S. GAAP Accounting Pronouncements

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for U.S. GAAP purposes in our the fiscal year beginning January 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Nonmonetary Assets

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 153, “Exchanges of Nonmonetary Assets” (“SFAS No. 153”), effectively amending Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Portugal Telecom does not anticipate that the adoption of this Statement will have a material effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), replacing APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. This Standard is not applicable to Portugal Telecom for the year ended 31 December 2005.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements—(Continued)

(Amounts stated in Euros, except where otherwise stated)

securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Portugal Telecom does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the EITF meetings held on June 15 and 16, 2005 and on September 15, 2005, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”), and determined the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. Portugal Telecom does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements

Details of Subsidiary, Affiliated and Investee Companies

I.1. Subsidiary Companies

The following companies were included in the consolidation as at 31 December 2005 and 2004:

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.

Academia Global, Ltda. (a)	São Paulo	Development and commercialization of technological goods and services in the areas of education and professional training, including support services.	PTM.com Brasil (100%)	100.00%	100.00%

Açormedia—Comunicação Multimedia e Edição de Publicações, S.A. (“Açormedia”) (b)	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	—	—	44.18%

Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.98%	48.24%

Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69%)	40.32%	39.71%

Cabo Verde Telecom, S.A.	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%

Canal 20 TV, S.A.	Madrid	Distribution of TV products.	PT Multimedia (50%)	29.22%	28.78%

Contact Cabo Verde—Telemarketing e Serviços de Informação, S.A.	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%

China Pathway Logistics BV (c)	Pequim	Management of investments.	PT Ventures (66,66%)	66,66%

CST—Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%

Directel—Listas Telefónicas Internacionais, Lda. (“Directel”)	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%

Directel Cabo Verde—Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%

Directel Macau—Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Directel Uganda—Telephone Directories, Limited	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%

DirectMedia Ásia, Lda.	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%

Elta—Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%

Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	58.36%	57.48%

Empresa Cine Mourense, Lda. (a)	Moura	Cinema exhibition.	PT Multimedia (99.46%)	58.12%	57.25%

Empresa de Recreios Artísticos, Lda. (“ERA”) (a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimedia (4.03%)	53.65%	52.85%

Global Notícias Publicações, S.A. (b)	Oporto	Newspaper edition and publication.	—	—	48.95%

Grande Reportagem—Sociedade Editora, Lda. (b)	Lisbon	Edition, commercialization, distribution and import/export of both periodical and non-periodical publications.	—	—	49.09%

Grafilme—Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	32.46%	31.98%

Guinetel, S.A. (a)	Bissau	Provision of public telecommunications services.	PT II (55%)	55,00%	55,00%

Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. (a)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51.14%

Hotel Video—Prestação de Serviços, Lda. (e)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PTM (60%)	35.06%	34.53%

Infonet Portugal—Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialization of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%

Janela Digital—Informativo e Telecomunicações, Lda (“Janela Digital”) (a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%

Jornal do Fundão Editora, Lda. (b)	Fundão	Newspaper edition and publication.	—	—	25.20%

Kenya Postel Directories, Ltd. (d)	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60.00%	55.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Leo Louise BV (c)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	—

LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%

Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialization, distribution and production of audiovisual products.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo España, SL (“Lusomundo Espana”)	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	58.43%	57.56%

Lusomundo—Sociedade Investimentos Imobiliários, SGPS, S.A. (“Lusomundo SII”)	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	58.36%	57.48%

Lusomundo Imobiliária 2, S.A.	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	58.24%	57.37%

Lusomundo Media (b)	Lisbon	Management of investments.	—	—	49.09%

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100.00%)	58.43%	57.56%

Lusomundo Serviços (b)	Lisbon	Management of investments.	—	—	57.56%

Marconi France Telecommunications SAS (e)	Paris	Provision of telecommunications services.	—	—	100.00%

Marconi Sprint—Serviços de Comunicação, Lda. (f)	Lisbon	Commercialization of data and voice transmission telecommunications services.	—	—	51.00%

Marconi Suisse Telecommunications, S.A.R.L (e)	Lausanne	Provision of telecommunications services.	—	—	100.00%

Mobitel, S.A.	São Paulo	Call center services.	PT Brasil (95.74%)	95.74%	56.96%

Motormédia—Comércio, Publicidade e Serviços Multimedia, S.A. (a)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialization of a site dedicated to the car sector.	PT.com (100%)	100%	100%

Naveprinter—Indústria Gráfica do Norte, S.A. (b)	Oporto	Providing services on publishing and graphic art.	—	—	44.53%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Notícias Direct—Distribuição ao Domicílio, Lda. (b)	Lisbon	Home delivery of publications and other services.	—	—	57.56%

Ocasião—Edições Periódicas, Lda. (“Ocasião”) (b)	Almada	Newspaper edition and publication.	—	—	48.95%

Portugal Telecom Argentina, S.A. (f)	Buenos Aires	Provision of telecommunications services.	—	—	50.01%

Portugal Telecom Ásia, Lda. (“PT Ásia”)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%

Portugal Telecom Brasil, S.A. (“PT Brasil”)	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Europa, S.P.R.L. (“PT Europa”) (a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%

Portugal Telecom Inovação, S.A. (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%

Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom North América, Inc. (e)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	—	—	100.00%

Premium TV Portugal, S.A. (g)	Lisbon	Development and promotion of “pay-TV” and multimedia services, including licensing of TV programs.	—	—	57.56%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Previsão—Sociedade Gestora de Fundos de Pensões, S.A. (“Previsão”) (h)	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	78.12%

PrimeSys, Soluções Empresariais, S.A. (b)	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%

PT Acessos de Internet Wi-Fi, S.A.	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%

PT Comunicações, S.A. (“PT Comunicações”)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%

PT Compras—Serviços de Consultoria e Negociação, S.A.	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%

PT Contact—Telemarketing e Serviços de Informação, S.A. (“PT Contact”)	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. (former TV Cabo Audiovisuais)	Lisbon	Production and sale of television programs and advertising management.	PT Televisão por Cabo (100%)	58.43%	57.56%

PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	100.00%

PT Investimentos Internacionais, S.A. (“PT II”)	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Meios—Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%

PT Móveis, SGPS, S.A. (“PT Móveis”)	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. (i)	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (58.43%)	58.43%	57.56%

PT Multimedia.com Brasil, Ltda. (“PTM.com Brasil”)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

PT Multimedia.com Participações, S.A.	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%

PT Multimedia—Serviços de Apoio à Gestão , S.A. (a)	Lisbon	Providing management support services.	PT Multimedia (100%)	58.43%	57.56%

PT Prestações Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) (a)	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%

PT Prime, SGPS, S.A. (Prime SGPS)	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%

PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100%	100%

PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. (“Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Prime SGPS (66%)	66.00%	66.00%

PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A.	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%

PT Sistemas de Informação, S.A. (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	100.00%

PT Televisão por Cabo, SGPS, S.A.	Lisboa	Management of investments in television by cable market.	PT Multimedia (100%)	58.43%	57.56%

PT Ventures, SGPS, S.A. (“PT Ventures”)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%

PT.com—Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%

Rádio Canal Aberto, Lda. (b)	Ponta Delgada	Rádio broadcasting and communication activities.	—	—	35.39%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Rádio Comercial dos Açores, Lda. (b)	Ponta Delgada	Rádio broadcasting and communication activities.	—	—	44.18%

Rádio Notícias—Produções e Publicidade, S.A. (“Rádio Notícias”) (b)	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	—	—	40.58%

Rádio Press—Comunicação e Radiodifusão, Lda. (b)	Oporto	Activities on radio broadcasting, edition and commercialization of records, and other kind of audiovisual material.	—	—	40.58%

Regiforum—Empreendimentos Comerciais e Culturais, Lda. (a)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%

RJN—Rádio Jornal do Norte, Lda. (b)	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	—	—	40.58%

Simarc—Promoções Imobiliárias, S.A.	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

Sportstat—Informação Desportiva Independente, S.A. (a)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information.	PT.Com (99.98%)	99.98%	99.98%

Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, S.A. (a)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%

Teat Flower Trading Ltd. (a)	British Virgin Island	International Business Trading Company.	PT Comunicações (100%)	100.00%	100.00%

Telemática—Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%

Techlab—Electrónico, Lda. (a)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%

Timor Telecom, S.A.	Timor	Provider of telecommunications services in Timor.	TPT (54.01%)	41.12%	38.15%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
TMN—Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%

TSF—Rádio Jornal de Lisboa, Lda.(b)	Lisbon	Radio broadcasting including production of programs and publicity products.	—	—	40.58%

TPT—Telecomunicações Publicas de Timor, S.A. (“TPT”)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor.	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%

TV Cabo Macau, S.A. (h)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	PT Ventures (67.5%) PT Ásia (20%)	87.49%	74.98%

TV Cabo Portugal, S.A.	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	PT Televisão por Cabo (100%)	58.43%	57.56%

Web-Lab, SGPS, S.A. (h)	Lisbon	Managemnt of investments.	Portugal Telecom (90%)	90.00%	90.00%

(a)	These companies were consolidated by the equity method.
(b)	These companies were classified in the financial statements as at 31 December 2004 as operations available for sale (Note 17) and were sold during 2005.
(c)	These companies were acquired during 2005.
(d)	Directel increased its participation in this company during 2005.
(e)	These companies were disposed during 2005.
(f)	These companies were liquidated during 2005.
(g)	As at 31 December 2005, that company was merged into PT Conteúdos.
(h)	As at 31 Decembre, these companies were fully consolidated.
(i)	During 2005, PT Multimédia, decreased its share capital as part of a share buy back operation, and as a consequence Portugal Telecom increases its participation in that company.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

I.2. Associated Companies

The associated companies as at 31 December 2005 and 2004 were as follows:

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
24 Horas Inc. (a)	Newark	Edition of publications.	—	—	24.96%

BEST—Banco Electrónico de Serviços Total, S.A. (“Banco Best”)	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%

CTM—Companhia de Telecomunicações de Macau, S.A.R.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%

Distodo—Distribuição e Logística, Lda. (b)	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50%)	29.22%	28.78%

Diverfun—Centros de Recreio, Lda. (“Diverfun”) (c)	Lisbon	Establishment and management of entertainment spaces.	—	—	57.56%

Entigere—Entidade Gestora Rede Multiserviços, Lda. (d)	Lisbon	Networks management.	PT Ventures (29%)	29.00%	—

Empresa do Diário de Notícias, Lda. (a)	Funchal	Publications production and commercialization.	—	—	19.64%

Empresa Gráfica Funchalense, S.A. (a)	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, photocomposition and offset.	—	—	28.78%

Hungaro Digitel KFT	Budapeste	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%

Idealyze, S.A. (e )	São Paulo	Production and commercialization of internet products.	—	—	33.33%

Lisboa TV—Informação e Multimedia, S.A.	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40%)	23.37%	23.02%

Lusa—Agência de Notícias de Portugal, S.A. (a)	Lisbon	News agency.	—	—	13.44%

Médi Telecom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%

Multicert—Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Multitel—Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (35%)	35.00%	35.00%

Mundifun—Centros de Recreio, Lda. (c )	Lisbon	Establishment and management of entertainment spaces.	—	—	37.70%

Octal TV, SA.	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimedia (20%)	11.69%	11.51%

Páginas Amarelas, S.A. (“Páginas Amarelas”)	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%

Siresp—Gestão de Rede Digitais de Segurança e Emergência, S.A.	Lisbon	Networks management.	PT Ventures (15.27%)	15.27%	25.00%

SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, S.A.	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimedia (11.11%) Prime SGPS (11.11%)	28.72%	28.61%

Sportinvest Multimedia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%

Tele Larm Portugal—Transmissão de Sinais, S.A.	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%

Telesat—Satellite Communications, Limited	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	PT Ventures (18.52%) PT Ásia (3.7%)	22.22%	24.44%

Tradecom Brasil S.A	São Paulo	Development services of electronic commerce in Latin America.	Tradecom Internacional (20%)	4.00%	—

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective

Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin America.	Prime SGPS (20%)	20.00%	20.00%

TV Lab—Serviços e Equipamentos Interactivos, S.A.	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%

UOL, Inc. (e)	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS (6.8.%) PT Brasil (22.22%)	29.00%	28.41%

Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%

Vasp—Sociedade de Transporte e Distribuições, Lda. (“Vasp”) (a)	Sintra	Providing distribution services of publications and other products.	—	—	19.19%

Warner Lusomundo Sogecable Cines de España, S.A. (c)	Madrid	Management of entertainment activities.	—	—	19.19%

Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda.	Lisbon	Development of services and products related with new technology in the TV market.	PT .com (50%)	50.00%	50.00%

(a)	These companies were sold following the disposal of the investment in Lusomundo Media in the second half of 2005.
(b)	During the first half of 2005, Lusomundo Serviços disposed its participation in this company to Lusomundo Audiovisuais.
(c)	This company was sold in the second half of 2005.
(d)	This company was acquired in 2005.
(e)	Following the restructuring of Portugal Telecom’s investment in UOL, Portugal Telecom disposed its investment in Idealyse and increased its interest in UOL to 29.0% (Note 28).

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

I.3. Companies consolidated by the proportional method

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Brasilcel, N.V.	Amsterdan	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%

Celular CRT Participações, S.A. (“Celular CRT Participações”) (a)	Porto Alegre	Mobile cellular services operator.	TBS (29.63%) Brasilcel (23.75%) Avista (15.39%)	34.38%	34.16%

Global Telecom, S.A. (b)	Coritiba	Mobile cellular services operator.	TCP (100%)	33.05%	32.56%

Portelcom Participações, S.A. (“Portelcom”)	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brasil (39.85%)	50.00%	50.00%

Ptelecom Brasil, S.A. (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sport TV Portugal, S.A.	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services.	PT Conteúdos (50%)	29.22%	28.78%

Sudeste Celular Participações, S.A. (“Sudeste Celular”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Tagilo Participações, Lda. (“Tagilo”)	São Paulo	Management of investments.	Brasilcel (100.%)	50.00%	50.00%

TBS Celular Participações, S.A. (“TBS”)	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular (22.99)	48.13%	48.13%

Tele Sudeste Celular Participações, S.A. (“Tele Sudeste”) (c )	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (50.47%) Sudeste (25.54%) Tagilo (10.90%) Avista (4.11%)	45.51%	45.44%

Tele Leste Celular Participações, S.A. (“Tele Leste”) (d)	Baia	Mobile cellular services operator.	Avista (22.65%) Sudestecel (22.26%) Brasilcel (3.36%) Tagilo (2.40%)	25.34%	25.29%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements—(Continued)

	Head office	Activity	Percentage of ownership
			2005		2004
Company			Direct	Effective	Effective
Telesp Celular Participações, S.A. (“TCP”) (b)	São Paulo	Management of investments.	Brasilcel (57.23%) Portelcom (8.86%)	33.05%	32.56%

Telesp Celular, S.A. (“Telesp Celular”) (b)	São Paulo	Mobile cellular services operator.	TCP (100%)	33.05%	32.56%

Tele Centro Oeste Celular Participações, S.A. (“TCO”) (e)	Brasilia	Mobile cellular services operator.	TCP (52.47%)	17.34%	16.74%

(a)	As at 31 December 2005, the voting rights in this associated companies are 45.28%.
(b)	As at 31 December 2005, the voting rights in this associated companies are 46.25%.
(c)	As at 31 December 2005, the voting rights in this associated companies are 46.00%.
(d)	As at 31 December 2005, the voting rights in this associated companies are 34.36%.
(e)	As at 31 December 2005, the voting rights in this associated companies are 41.90%.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly authorized the undersigned to sign this annual report on its behalf.

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ MIGUEL HORTA E COSTA
Name:	Miguel Horta e Costa
Title:	Chief Executive Officer

By:	/S/ ZEINAL ABEDIN MAHOMED BAVA
Name:	Zeinal Abedin Mahomed Bava
Title:	Chief Financial Officer

Date: April 21, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on April 29, 2005, together with an English translation thereof, incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2005.

1.2	Text of an amendment to Article Four, paragraphs 1 and 2, of the Articles of Association of Portugal Telecom, SGPS, S.A.

2.1	Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, incorporated by reference to Exhibit A of Portugal Telecom, S.A.’s Registration Statement on Form F-6 (Registration No. 333-10500) filed with the Commission on June 25, 1999.

2.2	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

2.3	Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

2.4	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Espírito Santo de Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited, Tokyo-Mitsubishi International plc and UBS A.G. acting through its business group UBS Warburg, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.5	Third Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.6	Keep Well Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated February 4, 2002, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

2.7	Amended and Restated Programme Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, Salomon Brothers International Limited and UBS A.G. acting through its division UBS Warburg, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.8	Second Supplemental Trust Deed in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.9	Keep Well Agreement in respect of a €4,000,000,000 Global Medium Term Note Programme, dated December 20, 2000, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

2.10	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, S.A.’s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.

2.11	Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, S.A.’s Registration Statement on Form F-1 (Registration No. 333-10434) filed with the Commission on June 11, 1999.

2.12	Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, incorporated by reference to Exhibit 2.11 of Portugal Telecom, S.A.’s annual report on Form 20-F filed with the Commission on June 28, 1999.

2.13	Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, S.A., incorporated by reference to Exhibit 2.12 of Portugal Telecom, S.A.’s annual report on Form 20-F filed with the Commission on June 28, 1999.

4.1	Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, S.A. and Telesp Celular S.A. (English translation), incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 2, 2001.

4.2	Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on July 1, 2002.

4.3	Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment).

4.4	Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

2

4.5	English language summary of the Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

4.6	English language summary of the Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS, S.A.’s annual report on Form 20-F filed with the Commission on June 30, 2003.

8.1	List of Significant Subsidiaries.

12.1	Section 302 Certification of Chief Executive Officer.

12.2	Section 302 Certification of Chief Financial Officer.

13.1	Section 906 Certification.

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

3