Form 20-F
period 2006-12-31
PORTUGAL TELECOM SGPS SA
filed 2007-06-29
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13758

PORTUGAL TELECOM, SGPS S.A.
(Exact name of Registrant as specified in its charter)

The Portuguese Republic
(Jurisdiction of incorporation or organization)

Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.03 per share	New York Stock Exchange
Ordinary shares, nominal value €0.03 each	New York Stock Exchange*

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

Ordinary shares, nominal value €0.03 per share	1,128,856,000
Class A shares, nominal value €0.03 per share	500

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

        Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

i

CERTAIN DEFINED TERMS

        Unless the context otherwise requires, the term "Portugal" refers to the Republic of Portugal, including the Madeira Islands and the Azores Islands; the term "Portuguese Government" refers to the government of the Republic of Portugal and, where the context requires, includes the Portuguese state; the term "Parliament" refers to the Assembly of the Republic of Portugal, the legislative body of the Portuguese state; the term "EU" refers to the European Union; the term "EC Commission" refers to the Commission of the European Communities; the terms "United States" and "U.S." refer to the United States of America; the term "Portugal Telecom" refers to Portugal Telecom, SGPS S.A.; and unless indicated otherwise, the terms "we," "our" or "us" refer to Portugal Telecom and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

        Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union. IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see "—U.S. GAAP Reconciliation and Recent Accounting Pronouncements" below and Notes 47, 48 and 49 to our audited consolidated financial statements.

        We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Escudos" or "PTE" are to Portuguese Escudos. References to "Real," "Reais" or "R$" are to Brazilian Reais. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.7466 = US$1.00 on June 21, 2007, and the noon buying rate on that date for Reais was R$1.9197 = US$1.00. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

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

RECENT DEVELOPMENTS

Sonae Tender Offer

        The tender offer launched by Sonaecom, SGPS S.A. and Sonaecom, B.V. ("Sonaecom") for PT and PT Multimédia lapsed on March 2, 2007, as the proposed removal of the voting limitation in the bylaws of PT, which was a condition for the tender offer to succeed, was rejected by the majority of the votes cast at our general meeting of shareholders.

Proposed Spin-Off of PT Multimédia

        On August 3, 2006, PT announced its intent to spin off its 58.43% interest in PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia") through a distribution to shareholders, subject to shareholder approval. On March 21, 2007, the Board of Directors proposed to the shareholders a dividend in kind corresponding to 4 PT Multimédia shares for each 25 PT shares owned, rounded down, to be carried out under the specific terms to be determined by the Board of Directors. This spin-off proposal was approved by the shareholders at the Annual General Meeting held on April 27, 2007.

        PT's management has concluded that the separation of PT Multimédia from PT should positively contribute to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services to consumers. The resulting market structure should provide regulatory relief for PT's wireline business, giving it flexibility to offer more and better services to its customers, while PT Multimédia would be able to pursue its own competitive strategy, domestically and abroad. By allowing the management of each company to focus on its core competencies, PT believes that this strategy is more likely to create greater value for shareholders over time. The proposed separation also addresses the long-standing objectives of the Portuguese regulators.

        The spin-off proposal approved by the shareholders grants the Board of Directors the authority to determine all the terms and conditions of the spin-off to the extent not otherwise contained in the shareholder approval. These terms and conditions are expected to include non-opposition from the competent regulatory authorities, including the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários—CMVM), and we cannot assure you that these conditions will be met or that they will be met on a timely basis. In addition, the implementation of the proposal will be subject to market conditions and the financial and accounting situation of Portugal Telecom. The spin-off also involves the suppression of the special rights attributed to the class A shares of PT Multimédia held by Portugal Telecom by means of their conversion into ordinary shares or by other means, but we cannot assure you that this condition will be met.

        Before the effective date of the spin-off, we expect to issue an information statement to holders of American Depositary Shares ("ADSs") representing ordinary shares of Portugal Telecom and to U.S. resident holders of Portugal Telecom's ordinary shares describing the spin-off. The information statement is expected to include, among other things, information regarding the spin-off; the business, financial condition and results of operations of PT Multimédia; certain tax considerations for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares; certain relationships between Portugal Telecom and PT Multimédia; the expected management of PT Multimédia; and a description of the ordinary shares of PT Multimédia. We urge you to review the Information Statement when it is distributed.

        The information statement will describe a number of risks relating to the spin-off. See also "Item 3—Key Information—Risk Factors—Risks Relating to Our Wireline and Domestic Mobile Businesses—After the Completion of the Proposed Spin-Off of PT Multimédia, the Competitive Strategy of PT Multimédia Could Adversely Affect Our Revenues and Cash Flows."

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        We are not required to provide the information called for by Item 1.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        We are not required to provide the information called for by Item 2.

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS.

        IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see "—U.S. GAAP Reconciliation and Recent Accounting Pronouncements" below and Note 47, 48 and 49 to our audited consolidated financial statements.

        We have provided, in the information below, amounts in accordance with U.S. GAAP of operating revenues, operating income, net income, net income per share, total assets, total liabilities and shareholders' equity as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        Our consolidated balance sheet data as of December 31, 2005 and 2006 proportionally consolidate 50% of Vivo's assets and liabilities. Our consolidated statement of income and cash flow data for the years ended December 31, 2004, 2005 and 2006 proportionally consolidate 50% of Vivo's income and cash flows. See "Presentation of Financial Information".

	Year Ended December 31,
	2004	2005	2006
	(EUR Millions)
Statement of Income Data:
Amounts in accordance with IFRS
Continued Operations
Operating revenues:
Services rendered	5,520.5	5,836.9	5,783.6
Sales	365.8	447.5	461.2
Other revenues	81.1	101.1	98.2

Total operating revenues	5,967.4	6,385.4	6,343.0

Costs, expenses losses and income:
Wages and salaries	631.8	667.3	668.4
Post retirement benefits	58.8	(21.6)	(72.1)
Direct costs	852.0	881.2	908.4
Costs of products sold	595.8	652.3	596.5
Support services	203.8	230.2	230.0
Marketing and publicity	159.8	184.4	155.4
Supplies and external services	810.5	958.5	1,025.5
Indirect taxes	123.2	166.0	177.3
Provisions and adjustments	168.8	171.5	230.2
Depreciation and amortization	934.9	1,120.7	1,209.8
Impairment losses(1)	28.0	—	—
Curtailment costs, net	165.6	314.3	20.3
Losses on disposals of fixed assets, net	9.2	1.2	8.1
Other costs, net	83.6	17.6	98.4

Income before financial results and taxes	1,141.6	1,041.8	1,086.8

Financial results	232.5	51.3	125.0

Income before taxes	909.1	990.5	961.8

Minus: Income taxes	210.0	323.3	7.7

Net income from continued operations	699.1	667.2	954.1

Discontinued Operations
Net income from discontinued operations	26.1	21.7	—

Net income	725.2	689.0	954.1

Attributable to minority interests	102.0	35.0	87.4
Attributable to equity holders of the parent	623.2	654.0	866.8
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.98	0.92	0.96
Earnings per share, A share and ADS from continuing operations, net of minority interests:
Basic(2)	0.51	0.55	0.78
Diluted(3)	0.50	0.54	0.77
Earnings per ordinary share, A share and ADS:
Basic(2)	0.53	0.57	0.78
Diluted(3)	0.52	0.56	0.77
Cash dividends per ordinary share, A share and ADS(4)	0.35	0.475	0.475
Share capital	1,166.5	1,128.9	395.1

(1)
We recorded an impairment loss on the goodwill of the Audiovisuals unit of PT Multimédia in 2004, calculated as the difference between the carrying value and management's estimates of the recoverable amount based on the discounted cash flows from this business.

(2)
Based on 1,166,485,050 ordinary and A shares issued in the year ended December 31, 2004 and 1,128,856,500 ordinary and A shares issued in the year ended December 31, 2005 and 2006.

(3)
The weighted average number of shares is computed as a weighted average as of the date given and taking into account the number of shares from the exchangeable bonds issued on December 6, 2001, assuming the conversion of the bonds into ordinary shares.

(4)
The amount shown for 2006 reflects the amount proposed by the Board of Directors and approved at the general meeting of shareholders on April 27, 2007. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 were €0.16, €0.22, €0.35, €0.475 and €0.475, respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 2002, 2003, 2004, 2005 and 2006 were US$0.18, US$0.26, US$0.43, US$0.60 and 0.64, respectively.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(EUR Millions)
Statement of Income Data:
Amounts in accordance with U.S. GAAP
Operating revenues	6,007.7	4,460.0	4,498.5	4,453.7	4,346.3
Operating income	383.2	723.1	879.4	759.0	908.8
Net income before change in accounting principles	1,315.3	145.5	509.9	306.0	734.7
Cumulative effect of a change in accounting principles SFAS 142	(1,038.9)	—	—	—	—
Cumulative effect of a change in accounting principles SFAS 143	—	(7.4)	—	—	—
Cumulative effect of a change in accounting principle—subscriber acquisition costs	—	—	(24.2)	—	—

Net income after change in accounting principles	276.4	138.2	485.7	306.0	734.7

Net income from continuing operations before change in accounting principles	1,315.3	145.5	485.7	424.5	734.7
Basic earnings per ordinary share, A share and ADS(1)	0.22	0.11	0.41	0.27	0.66
Basic earnings per share from continuing operations before change in accounting principles	1.05	0.12	0.41	0.37	0.66
Diluted earnings per ordinary share, A share and ADS(2)	0.21	0.11	0.41	0.27	0.65

(1)
Based on the weighted average number of shares as of the date given and taking into account the number of shares issued pursuant to capital increases and all treasury shares, there were 1,253,880,328 shares for the year ended December 31, 2002, 1,249,778,188 shares for the year ended December 31, 2003, 1,173,266,406 shares for the year ended December 31, 2004, 1,138,250,826 shares for the year ended December 31, 2005 and 1,108,876,226 shares for the year ended December 31, 2006.

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

	As of and for the Year Ended December 31,
	2004	2005	2006
	(EUR Millions)
Cash Flow Data:
Amounts in accordance with IFRS
Cash flows from operating activities	1,958.9	1,392.3	1,787.8
Cash flows from investing activities	185.5	(1,910.7)	1,147.8
Cash flows from financing activities	(1,958.2)	590.2	(2,992.7)
	As of December 31,
	2005	2006
	(EUR Millions)
Balance Sheet Data:
Amounts in accordance with IFRS
Current assets	6,153.7	3,998.7
Investments in group companies	425.6	499.1
Other investments	96.1	132.4
Tangible assets	4,062.0	3,942.0
Intangible assets	3,601.6	3,490.9
Post-retirement benefits	—	134.1
Other non-current assets	2,289.8	1,974.1

Total assets	16,628.8	14,171.2

Current liabilities	4,947.5	3,888.4
Medium and long-term debt	5,168.6	4,467.5
Accrued post retirement liability	2,635.9	1,807.6
Other non-current liabilities	1,294.7	901.7

Total liabilities	14,046.7	11,065.2

Equity excluding minority interests	1,828.4	2,255.2
Minority interests	753.7	850.8

Total equity	2,582.1	3,106.0

Number of ordinary shares	1,128.9	1,128.9
Share capital(1)	1,128.9	395.1

(1)
As of the dates indicated, Portugal Telecom did not have any redeemable preferred stock.

	As of December 31,
	2002	2003	2004	2005	2006
	(EUR Millions)
Amounts in accordance with U.S. GAAP
Total assets	12,554.2	11,764.3	11,864.7	13,649.5	11,695.9
Total liabilities	10,17.9	9,562.1	9,967.0	11,595.9	9,522.4
Total shareholders' equity	2,343.7	1,999.0	1,638.5	1,819.4	1,877.6
Share capital	11,254.3	1,254.3	1,166.5	1,128.9	395.1

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

        For the years ended December 31, 2002, 2003, 2004, 2005 and 2006, the majority of our revenues, assets and expenses were denominated in Euro, although a significant portion of our assets and liabilities are denominated in Brazilian Reais. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the regulated market Eurolist by Euronext Lisbon. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real".

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

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro as certified for United States customs purposes by the Federal Reserve Bank of New York. On June 21, 2007, the Euro/U.S. dollar exchange rate was €0.7466 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2002	1.0561
2003	0.8786
2004	0.8022
2005	0.8082
2006	0.7905

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
December 31, 2006	0.7612	0.7573
January 31, 2007	0.7737	0.7681
February 28, 2007	0.7586	0.7543
March 31, 2007	0.7525	0.7463
April 30, 2007	0.7358	0.7310
May 31, 2007	0.7455	0.7420

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

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On June 21, 2007, the Real/U.S. dollar exchange rate was R$1.9197 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2002	2.931
2003	3.072
2004	2.917
2005	2.434
2006	2.168

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
December 31, 2006	2.169	2.138
January 31, 2007	2.156	2.125
February 28, 2007	2.118	2.077
March 31, 2007	2.139	2.050
April 30, 2007	2.048	2.023
May 31, 2007	2.031	1.929

Escudo

        As of January 1, 2002, we ceased to use the Escudo. For the years ended December 31, 2002, 2003, 2004, 2005 and 2006 the majority of our revenues, assets and expenses were denominated in Euros. All figures previously stated in Escudos have been converted to figures in Euro based on the fixed Escudo/Euro exchange rate, established on January 1, 1999, of PTE 200.482 per €1.00, or approximately €0.005 per PTE 1.00. See "—Euro".

Risk Factors

General Risks Relating to Our Company

We May Not Achieve Our Announced Shareholder Remuneration Goals

        In February 2007, in connection with our response to the tender offer by Sonaecom, we announced a shareholder remuneration package comprised of a €2.1 billion share buyback, a €0.475 per share dividend related to the year 2006, a €0.575 per share dividend related to years 2007 and 2008, and the spin-off of PT Multimédia. As of the date of filing of this annual report, we have paid the dividend relating to the year 2006, and as at June 15, 2007, we had entered into equity swap agreements with several financial institutions in connection with our share buyback program for 45,686,311 shares for a notional amount of €464.3 million, representing 4.05% of our share capital. In addition, our shareholders approved the spin-off of PT Multimédia at the annual general shareholders' meeting on April 22, 2007, but the spin-off has not yet been completed and is subject to conditions.

        The completion of the remaining shareholder remuneration goals will depend on our ability to continue to generate cash flow in our domestic businesses, assumes that we are able to obtain regulatory relief for our domestic wireline business and that we are able to continue to streamline our operations to reduce our costs. In addition, our announced shareholder remuneration package assumes that the Real/Euro exchange rate will remain stable. The Real fluctuated significantly in relation to the Euro in recent years. See "Risks Related to Our Brazilian Mobile Business—Macroeconomic Factors in Brazil Could Reduce Expected Returns on Our Brazilian Investments and Potentially Lead to Impairment Charges" and "—Fluctuations in the Real and increases in interest rates".

        If any of the assumptions described in the preceding paragraph proves not to be the case or if any other circumstances (including any risks described in this "Risk Factors" section) impedes our ability to generate cash and distributable reserves, you may not receive the full remuneration we have announced, and the price of our ordinary shares and ADSs could suffer.

The Portuguese State Holds All of Our A Shares, Which Afford It Special Approval Rights

        All of our 500 A shares are held by the Portuguese State. Under our articles of association, the Portuguese State, as the holder of all of our A shares, may veto a number of actions of our shareholders, including the following:

  •
  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities with those of the companies within a control relationship with Portugal Telecom, SGPS S.A;

  •
  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

  •
  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;

  •
  The passing of resolutions on the application of the financial year results, in the events of a dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

  •
  Election of the Board of the General Shareholders' Meeting, as well as of the members of the Board of Directors;

  •
  Approval of the general goals and fundamental principles of the Company's policies;

  •
  Definition of the general policy of shareholdings in companies, as well as, in the cases where authorized by a prior General Shareholders' Meeting, the passing of resolutions on the respective acquisitions and sales;

  •
  Moving the Company's registered offices within the municipality of Lisbon or to a neighbouring municipality.

        In addition, the election of one-third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of Class A shares.

        In April 2006, the European Commission sent to the Portuguese State a formal request to abandon the special rights it held as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese State through the sole ownership of our A shares act as a disincentive for investment by companies from other EU Member States in a manner that violates European Community Treaty rules. Should the Portuguese State not take satisfactory steps to remedy this alleged infringement of EU Law, the European Commission may decide to refer the case to the European Court of Justice.

Our Recent Ratings Downgrades and Any Future Downgrades May Impair Our Ability to Obtain Financing and May Significantly Increase Our Cost of Debt

        Immediately after the announcement by Sonaecom on February 6, 2006 of the tender offer for Portugal Telecom, Standard & Poor's placed our credit rating on CreditWatch with negative implications, while Moody's placed our credit rating on review for possible downgrade, due to the possible increased leverage that would result from the transaction. Following the presentation by our board of directors of an alternative shareholders' remuneration plan, increasing our indebtedness, Standard & Poor's and Moody's downgraded our ratings to BBB+ and Baa1, respectively, on March 8, 2006. On August 3, 2006, Standard & Poor's and Moody's downgraded our ratings to BBB- and Baa2, respectively, following the announcement of a further step-up in the shareholder remuneration plan. After the failure of the tender offer, the rating agencies confirmed our credit ratings as BBB- (Standard & Poor's) and Baa2 (Moody's), both with stable outlook.

        We have four loans from the European Investment Bank (EIB) totaling €365 million as of December 31, 2006 that contain a provision under which the EIB has the right to require us to provide a guarantee acceptable to EIB in the event our ratings were downgraded to BBB/Baa2. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we fail to provide EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans. As a result of our ratings downgrade on August 3, 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, we negotiated with EIB revised terms and conditions for these loans. The agreement with the EIB, signed on February 23, 2007, allows us to present the guarantee mentioned above only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch).

        Our recent ratings downgrades could adversely affect our ability to obtain future financing to fund our operations and capital needs. The downgrades could affect the marketability of any new debt securities we may wish to issue. As part of the agreement with EIB described above, the spreads on our EIB loans increased by between 1 and 28 basis points, increasing our interest expenses. In addition, the downgrades could affect the pricing terms we are able to obtain in any new bank financing or issuance of debt securities. In addition, any further downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity.

Risks Relating to Our Wireline and Domestic Mobile Businesses

Competition From Mobile Telephony and From Other Wireline Operators Has Significantly Reduced Our Fixed Telephone Revenues and Is Likely to Continue to Adversely Affect Our Revenues

        During 2006, approximately 30.1% of our consolidated revenues were derived from services provided by our wireline business in Portugal. As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines, and more than 61% of the total Portuguese voice traffic is originated in mobile networks. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can bypass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a significant decline in our revenues from international wireline telephone services.

        The decrease in wireline traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business".

After the Completion of the Proposed Spin-off of PT Multimédia, the Competitive Strategy of PT Multimédia Could Adversely Affect Our Revenues and Cash Flows

        Following the spin-off of PT Multimédia, PT Multimédia's management may develop a business strategy that could conflict with the strategies of our wireline and domestic mobile businesses. In an attempt to gain market share in voice services, for example, management of PT Multimédia could pursue a price strategy that could place downward pressure on prices and adversely affect the revenues and cash flows of our wireline and domestic mobile businesses. PT Multimédia has significant market share in its businesses, and it could be a strong competitor of our wireline and domestic mobile businesses in Internet access and voice telephony after the completion of the proposed spin-off.

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

        In addition, in November 2005, ANACOM began a period of consultation regarding regulation of these services, and issued a report on the subject in February 2006. Since then, some operators, including affiliates of Portugal Telecom, have launched fixed and roaming VoIP commercial services.

Reduced Interconnection Rates Have Negatively Affected Our Revenues for Our Mobile and Wireline Businesses and May Continue to Do So

        In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in the mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were further reduced by an average of 18.5% compared to the 2005 rates. These reductions have had a significant impact on TMN's interconnection revenues and consequently its earnings. Both fixed-to-mobile and mobile-to-mobile interconnection rates reached €0.11 per minute in October 2006 and have not decreased since then. See "Item 5—Operating and Financial Review and Prospects—Results of Operations". ANACOM is in the process of determining who has significant market power in call origination in the mobile networks market. We cannot predict the outcome of this process, and ANACOM's decision could negatively impact our revenues and results of operations.

        ANACOM's price controls on fixed-to-mobile interconnection may also negatively affect our wireline retail revenues because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network. We expect that the reduction in interconnection charges will continue to have a significant impact on our wireline retail revenues.

        In addition, the lower interconnection rates have also reduced revenues for our wholesale wireline business because our wholesale wireline unit records revenue from incoming operating calls through our network that terminate on the networks of mobile operators. The prices we charge to international operators (and hence our revenues) depends on the interconnection fees charged by mobile operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that the lower interconnection rates in 2007 will continue to have a negative impact on our wholesale wireline revenues.

        ANACOM issued a decision in December 2006 requiring our wireline business to offer flat rate interconnection, which we believe will negatively affect our wholesale wireline revenues in the future.

Increased Competition in the Portuguese Mobile Markets May Result in Decreased Tariffs and Loss of Market Share

        We operate in the highly competitive Portuguese mobile telecommunications market. We believe that our existing mobile competitors, Vodafone and Optimus (owned by Sonae and France Telecom) will continue to market their services aggressively. In mid-2005, Optimus introduced a low-cost brand "Rede 4" in response to our new brand "Uzo". Vodafone also launched a product called Directo in mid-2005 targeting the same market as Uzo and Rede 4.

        In addition, the commercial introduction in Portugal of third generation mobile services has heightened competition and reduced the profitability of providing third generation services. Moreover, ANACOM may open the mobile market to mobile virtual network operators, or MVNOs, which do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. We expect competition from VoIP-based operators also to place increasing price pressure on voice tariffs and lead to reductions in mobile voice traffic. Competition from companies providing wireless local-area network, or WLAN, services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services. See "Item 4—Information on the Company—Competition—Competition Facing TMN in Portugal".

The Broadband Market in Portugal is Highly Competitive and It May Become More Competitive in the Future

        At the end of 2006, we had 685 thousand retail broadband subscribers using ADSL lines in our wireline business, which represented a growth of 17.1% over the number of broadband subscribers at the end of 2005. Some of our competitors have been improving their commercial offer in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and pay-TV subscription), including TV Cabo, a subsidiary of PT Multimédia whose triple-play service will compete against that of our wireline business, especially after the completion of the proposed spin-off of PT Multimédia. We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access and mobile broadband through UMTS, we may face loss of market share in the broadband market, which could result in a loss of subscribers and a loss in revenues.

The European Commission's Review of Roaming Charges May Lead to a Reduction in Domestic Mobile Revenues

        We receive approximately 7.1% of our domestic mobile revenues from incoming and outgoing roaming charges. The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that are effective June 30, 2007. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market. In the wholesale market, a maximum roaming charge of €0.30 per minute will apply from the date two months after the effective date of the regulations through the first anniversary of the effective date, a maximum roaming charge of €0.28 per minute will apply in the second year, and a maximum roaming charge of €0.26 per minute will apply thereafter.

        In the retail market, maximum roaming charges of €0.24 per minute (for received calls) and €0.49 per minute (for outgoing calls) will apply in the first year, maximum roaming charges of €0.22 per minute (for received calls) and €0.46 (for outgoing calls) will apply in the second year, and maximum roaming charges of €0.19 per minute (for received calls) and €0.43 per minute (for outgoing calls) will apply thereafter. Under the new regulations, operators must inform their customers of these charges within one month from the effective date of the regulations and give their customers a two-month period to choose whether to be subject to these maximum charges or to an alternative pricing scheme offered by the operator.

        We believe these regulations will have an adverse effect on the revenues of our domestic mobile business and of our company as a whole.

        In addition, within the EU regulatory framework for electronic communications approved in 2002, the Portuguese telecommunications regulator has been analyzing concentrations of market power in various telecommunications markets in Portugal. Among the markets that the regulator has not yet analyzed is the market for roaming charges, and it is expected to do so after the European Commission's decision on the regulation of roaming prices. This decision could lead to the introduction of further price controls, both in the retail and in the wholesale market, which could adversely affect the revenues and results of our domestic mobile business and of our company as a whole.

Burdensome Regulation in an Open Market May Put Us at a Disadvantage to Our Competitors and Could Adversely Affect Our Business

        The Portuguese electronic communications sector is now fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. The Portuguese telecommunications regulator, ANACOM, is conducting a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of electronic communications pursuant to a new EU regulatory framework for electronic communications networks and services. In all but one of the 15 markets for which ANACOM has completed its analysis, the Portugal Telecom group has been found by ANACOM to have significant market power and consequently is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal."

Regulatory Investigations and Litigation May Lead to Fines or Other Penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the Portuguese telecommunications regulator, the European Commission and the Autoridade da Concorrência, the Portuguese competition authority, can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries and investigations include several complaints before the Autoridade da Concorrência related to alleged anti-competitive practices in our wireline and multimedia businesses, including complaints against:

  •
  PT Comunicações for alleged abuse of dominant position in regards to the access to telecommunications ducts;

  •
  PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004) and TV Cabo for alleged anti-competitive practices in the broadband Internet market; and

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines.

        See "Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions" and "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

        If we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings, that are currently pending against us or which may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

The Portuguese Government Could Terminate or Fail to Renew Our Wireline Concession, Our Licenses and Our Authorization for Data Services

        We provide a significant number of services under a Concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal". The Concession runs until 2025. The Portuguese government can revoke the Concession after 2010 if it considers the revocation to be in the public interest. It can also terminate our Concession at any time if we fail to comply with our obligations under the Concession. The Portuguese government can also terminate our licenses under certain circumstances. If the Portuguese government took such actions, we would not be able to conduct the activities authorized by the Concession or the relevant licenses. This loss would eliminate an important source of our revenues.

Risks Related to Our Brazilian Mobile Business

We Are Exposed to Exchange Rate and Interest Rate Fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2006, cumulative foreign currency translation adjustments related to investments in Brazil were positive €652.3 million. A devaluation in the Brazilian Real in the future could result in negative adjustments to our balance sheet. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equity" and "—Exchange Rate Exposure to the Brazilian Real".

        We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but these financial instruments may not prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

        In addition, the purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazilian foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil's debt service burden relative to the economy as a whole and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including Vivo) to make payments outside of Brazil to meet foreign currency-denominated obligations.

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

        Fluctuations in the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 12.8% in 2001 and by 81.4% in 2002. During 2002, the Real underwent significant devaluation due in part to political uncertainty in connection with the elections and the global economic slowdown. In the period leading up to, and after, the general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that would differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real until the end of 2002. The Real appreciated against the Euro by 1.3%, 1.4% and 31.7% in 2003, 2004 and 2005 respectively, and depreciated 1.97% against the Euro in 2006. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        During 2004 and 2005, the Brazilian Central Bank tightened its monetary policy to contain inflationary pressures resulting from high international prices for oil and other commodities, and increased the SELIC basic interest by 125 basis points to 17.75% at the end of 2004, 18.05% at the end of 2005 and 13.19% at the end of 2006. Since then, the Brazilian Central Bank has eased its monetary policy, decreasing the SELIC basic interest rate to 13.25% at the end of 2006. However, an increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil. In addition, an increase would raise our interest costs since most of the interest on Vivo's debt is floating.

        Inflation in Brazil.    Brazil has historically experienced extremely high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 3.8% in 2006 compared to 1.2% in 2005, 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002. If Brazil experiences significant inflation, Vivo may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected, which could in turn have an adverse effect on our results of operations.

        We could be required to record impairment charges relating to goodwill for our investment in Vivo.    Under IFRS, we are required to test our goodwill for impairment at least annually. If the carrying value of our investment exceeds the related recoverable amount, we are required to write down our goodwill. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. See "Item 5—Operating and Financial Review and Prospects—Overview—Critical Accounting Policies and International Financial Reporting Standards". An increase in interest rates or other macroeconomic events (or an adverse event affecting the operations of Vivo) could decrease the estimated future cash flows from our investment in Vivo. An event that causes us to reduce our estimates of the future cash flows of Vivo could require us to record an impairment of this goodwill, and, depending on the size of the impairment, this could have a material adverse effect on our balance sheet and our results of operations.

Our Strategy of Enhancing Our Mobile Operations in Brazil Through Our Joint Venture With Telefonica Moviles May Not Be Successful

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our mobile services joint venture company with Telefónica. On December 27, 2002, we and Telefónica transferred our direct and indirect interests in Brazilian mobile operators to the mobile services joint venture company, Brasilcel, operating under the brand name Vivo, with headquarters in the Netherlands.

        As in any joint venture, it is possible that we and Telefónica will not agree on Vivo's strategy, operations or other matters. Any inability of Telefónica and us to operate Vivo jointly could have a negative impact on Vivo's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Vivo will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the joint venture will be realized. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica".

Regulation May Have a Material Adverse Effect on Vivo's Results

        Our mobile business in Brazil is subject to extensive regulation, including certain regulatory restrictions and obligations relating to licenses, competition, taxes and rates (including interconnection rates) applicable to mobile telephone services. Changes in the regulatory framework in the mobile telecommunications sector may have a negative impact on Vivo's revenues and results of operations. Moreover, Vivo is restricted from increasing some of the rates that they charge for services provided even if a devaluation of the Real or an increase of interest rates by the Brazilian government increases their costs. Such circumstances may limit Vivo's flexibility in responding to market conditions, competition and changes in its cost structure, which could have a material adverse effect on its results of operations and in turn adversely affect our results of operations.

Brazilian Tax Reforms May Affect Vivo's Prices

        The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If Vivo experiences a higher tax burden as a result of the tax reform, it may have to pass the cost of that tax increase to its customers. This increase may have a material negative impact on the dividends paid by Vivo's subsidiary to it and on its revenues and operating results.

The Conditions Applying to Vivo Under the SMP Licensing Regime May Result in Reducing Our Revenues and Results of Operations

        In September 2000, ANATEL, the Brazilian telecommunications regulator, introduced a new mobile services licensing regime, referred to as the SMP regime. The SMP regime permits existing mobile service providers operating under concessions to migrate to the SMP regime and become SMP license holders. Vivo has migrated to the SMP regime and now holds a SMP license instead of their previous concessions.

        In 2003, SMP operators were required to implement long distance carrier selection codes to allow customers to choose their carrier for domestic long distance services (for both "VC2" and "VC3" calls) and international cellular calls. VC2 calls are calls made to parties outside a caller's area code but inside the same state, and VC3 calls are calls made to parties outside the caller's state. As a result, Vivo no longer receives revenues from long distance services but instead receive revenues from interconnection fees paid by wireline long distance operators for wireline long distance traffic originating and terminating on their networks. The interconnection fees do not fully compensate, however, for the loss of long distance revenues that Vivo formerly received from VC2 and VC3 calls, and this has had a negative impact on the overall revenues of Vivo. If Vivo were able to offer wireline long distance services in addition to mobile services, it might be able to mitigate the impact of carrier selection codes on its revenues. However, because ANATEL considers Vivo to be affiliated with Telefónica, which provides wireline long distance services in the state of São Paulo and was awarded a license to provide such services nationwide, ANATEL will not award a wireline long distance license to Vivo.

        We cannot predict whether the current regulatory regime will remain in place or whether any future regulatory change could have an adverse effect on our results of operations. See "Item 4—Information on the Company—Regulation—Brazil—SMP Regulation".

Interconnection Fees and Regulated Adjustments to Those Fees May Not Result in Sufficiently Remunerative Revenues for Terminating Calls on the Mobile Networks of Vivo's Subsidiaries and May Negatively Affect our Revenues and Results of Operations

        Under the new SMP regime, interconnection fees for the termination of calls on mobile networks are determined through free negotiation between Vivo and other telecommunications operators. If the parties do not reach an agreement, the matter is determined through arbitration, which is conducted by ANATEL. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and applicable regulations relating to traffic capacity, use of the interconnection infrastructure by requesting parties and other matters.

        In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as "VC1" calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for VC2 and VC3 long distance calls that also provides for a 4.5% annual adjustment to interconnection fees. The annual adjustments under these agreements may not be sufficient to cover Vivo's costs and preserve its margins from interconnections with Vivo's network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo derives an important part of their revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on the subsidiaries' mobile networks.

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. ANATEL has proposed to replace the partial Bill & Keep regime with a model based on the costs of mobile operators. ANATEL has proposed to implement this new model in mid-2007. We cannot predict whether this proposed model will be implemented and whether it will have an adverse effect on our operations. If this model were to result in lower annual adjustments to interconnection fees than under the provisional agreements reached in 2005 described above, our revenues and results of operations could be adversely affected. In July 2006, the partial Bill & Keep regime was discontinued, and now Vivo is under a "full billing" regime described in "Item 4—Information on the Company—Regulation—Brazil—SMP Regulation".

        ANATEL has also published specific proposals for regulations regarding interconnection charges that could adversely affect Vivo's revenues and results of operations. These proposals include (1) a proposal that two SMP operators controlled by the same economic group receive only one interconnection charge for calls originated and terminated on their networks rather than the current two charges, (2) a proposal for new negotiation rules for interconnection charges under which ANATEL would have a role in determining the charges rather than the current free negotiation of the charges and (3) a proposal for interconnection charge unification among SMP providers of the same economic group having significant market power according to criteria still to be defined. If new regulations along these lines take effect, they could have an adverse effect on Vivo's results of operations because (1) interconnection charges could drop significantly, thereby reducing Vivo's revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the prices Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce Vivo's average prices and its revenues.

Vivo Faces Substantial Competition in Each of its Markets that May Reduce its Market Share and Harm Our Financial Performance

        Competition may continue to intensify for Vivo as a result of the strategies of existing competitors, the possible entrance of new competitors and the rapid development of new technologies, products and services. Vivo's ability to compete successfully will depend on its marketing techniques and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by its competitors. If Vivo does not keep pace with technological advances, or if it fails to respond timely to changes in competitive factors in its industry, it could continue to lose market share, and Vivo could suffer a decline in its revenue. Competition from other SMP communications service providers in the regions in which Vivo operates has also affected, and may continue to affect, its financial results by causing, among other things, a decrease in its customer growth rate, decreases in prices and increases in selling expenses.

        These factors have already contributed to a negative effect on Vivo's market share and results of operations and could have a material adverse effect on our results of operations in the future. As a result of competitive pressures, for example, Vivo's market share decreased from 44.4% as of December 31, 2005 to 38.2% as of December 31, 2006, and Vivo's market share of net additions to its customer base decreased from 21.8% for the year ended December 31, 2005 to a negative percentage of 8.5% for the year ended December 31, 2006, based on information received from ANATEL.

        Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidation may result in increased competitive pressures within Vivo's market. Vivo may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect its business, financial condition and results of operations and could adversely affect our results of operations.

Vivo's Results of Operations Have Been Negatively Affected by a Decrease in Its Customer Growth and Could Also Be Affected if Its Rate of Customer Turnover Increases

        Vivo's rate of acquisition of new customers has declined significantly, primarily due to competition and increased market penetration. For example, Vivo's net additions of customers decreased to a loss of 752 thousand customers in 2006, as compared to a gain of 3,262 thousand customers in 2005. This negative evolution was mainly due to a decrease in the rate of addition of new prepaid customers with a loss of 517,373 in 2006, compared to the addition of 2,703,995 new prepaid customers in the prior year. This decrease in the rate of new additions of customers has negatively affected Vivo's results of operations and could continue to do so in the future. In addition, if Vivo's rate of customer turnover were to increase significantly, its results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence Vivo's rate of acquisition of new customers and rate of customer turnover, including limited network coverage, lack of sufficient reliability of our services and economic conditions in Brazil.

Risks Relating to PT Multimédia

        The risks relating to PT Multimédia below relate to PT Multimédia's ongoing operations prior to the completion of the proposed spin-off of PT Multimédia. As described in "Recent Developments," we expect to issue an information statement to holders of Portugal Telecom's ADSs and to U.S. resident holders of Portugal Telecom's ordinary shares. The information statement will include a description of certain risks relating to the spin-off.

        The spin-off proposal approved by the shareholders grants the Board of Directors the authority to determine all the terms and conditions of the spin-off to the extent not otherwise contained in the shareholder approval. These terms and conditions are expected to include non-opposition from the competent regulatory authorities, including the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários—CMVM), and we cannot assure you that these conditions will be met or that they will be met on a timely basis. In addition, the implementation of the proposal will be subject to market conditions and the financial and accounting situation of Portugal Telecom. The spin-off also involves the suppression of the special rights attributed to the class A shares of PT Multimédia held by Portugal Telecom by means of their conversion into ordinary shares or by other means, but we cannot assure you that this condition will be met.

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

PT Multimédia is Subject to Competition in Each of Its Business Areas, which is Expected to Intensify

        PT Multimédia faces competition in all its business areas. As existing technology develops and new technologies emerge, competition is likely to intensify in all these areas, particularly with regard to products and services related to subscription TV and Internet. PT Multimédia's cable and satellite TV services face competition from broadband local loop access based on broadband wireless access. In 2005, AR Telecom (formerly Jazztel), a direct competitor of Portugal Telecom's wireline business, launched broadband wireless access service in Lisbon and Oporto and is expected to invest considerably in its network in the coming years. Video over ADSL is also expected to be a competitor of PT Multimédia's television services. Sonaecom, a direct competitor of Portugal Telecom's wireline business, has launched an IP television offer that competes with PT Multimédia's television services. When licenses are granted in the future, terrestrial digital television will be a direct competitor of PT Multimédia's subscription TV business. In its audiovisuals business, PT Multimédia also faces competition at the film distribution, film rights marketing and film screening levels. If PT Multimédia is unable to compete successfully, its business, financial position and results of operations could be significantly harmed. See "Item 4—Information on the Company—Competition—Competition Facing PT Multimédia's Pay TV and Broadband Internet Business" and "—Competition Facing PT Multimédia's Audiovisuals Business".

Regulatory Investigations May Lead to Fines or Other Penalties

        In September 2005, the Autoridade da Concorrência brought allegations against PT Multmédia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PTM, TV Cabo and SIC—Sociedade Independente de Cominicação, S.A. (SIC) in connection with SIC's acquisition of Lisboa TV—Informação e Multimédia, S.A. In response to this accusation, PT Multimédia and TV Cabo contested the allegations of the Autoridade da Concorrência. However, in August 2006, the Autoridade da Concorrência imposed a fine of €2.5 million on PT Multimédia. PT Multimédia and TV Cabo appealed to the Commerce Court of Lisbon on September 8, 2006. This appeal suspended the decision of the Portuguese competition authority.

Risks Relating to Our ADSs

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

ITEM 4—INFORMATION ON THE COMPANY

Overview

        Portugal Telecom's legal and commercial name is Portugal Telecom, SGPS S.A. Portugal Telecom is a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Republic of Portugal. The company was originally incorporated as Portugal Telecom, SGPS S.A., a sociedade anónima in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701, and our facsimile number is +351 21 500 0800. Portugal Telecom's agent for service of process in the United States is Puglisi & Associates at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our home page is located at www.telecom.pt. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

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

  •
  multimedia services, which consist of cable and satellite television services, telephony services (VoIP), broadband Internet and film distribution and screening;

  •
  sales of telecommunications and multimedia equipment; and

  •
  Portuguese-language television programming activities and provision of content.

        In Portugal, we are the leading provider of all of these services according to data provided by ANACOM. The provision of wireline services in Portugal continues to account for a larger proportion of our revenues (30.1% during 2006) as compared to revenues derived from any other line of business in our group. In Brazil, we have a leading position in the mobile market according to data provided by ANATEL. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica, pursuant to which we created, on December 27, 2002, a mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003. See "—Our Businesses—Brazilian Mobile Business", below.

        The telecommunications market is increasingly characterized by new technological developments resulting in new opportunities and risks for telecommunications operators, the growth in demand for Internet-related services and the increasing use of information technology in telecommunications services. The key elements of our strategy include:

  •
  enhancing the performance of our operations in the evolving domestic competitive landscape, including initiatives such as rolling out triple-play VoIP offers and offering differentiated broadband services;

  •
  completing the announced spin-off of our interest in PT Multimédia, which is described in more detail below;

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

  Wireline

  •
  roll out triple-play services through the launch of IP television;

  •
  continue to develop and market voice services at flat rates;

  •
  continue to improve the attractiveness of our broadband services by offering exclusive content and value-added services rather than focusing only on price and speed;

  •
  in our data and corporate unit, increase our emphasis on value-added, integrated information technology and solutions to business; and

  •
  continue to implement cost control measures in the fixed network.

  Domestic Mobile

  •
  continue to develop and bring to market innovative data and video services for third-generation mobile phones;

  •
  consolidate leadership in the mobile market, including by building on recent gains in the corporate and youth segments; and

  •
  seek operational savings through outsourcing and other strategies.

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

        One of such initiatives consists of the spin-off of PT Multimédia from the Portugal Telecom Group, which shall positively contribute to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services to consumers. The resulting market structure should provide regulatory relief for PT's wireline business, giving it flexibility to offer more and better services to its customers, while PT Multimédia would be able to pursue its own competitive strategy, domestically and abroad. By allowing the management of each company to focus on its core competencies, PT believes that this strategy is more likely to create greater value for shareholders over time. The proposed separation of PT Multimédia from PT also addresses the long-standing objectives of the Portuguese regulators.

        For information regarding our current and historic principal capital expenditures and divestitures, see "Item 5—Operating and Financial Review and Prospects—Capital Investment and Research and Development".

  Multimedia Business

        In addition, in 2006 and early 2007, we articulated a strategy for PT Multimédia based on the following points:

  •
  grow triple-play services, which PT Multimédia's subsidiary TV Cabo launched in early 2007;

  •
  seek further penetration by focusing on under-served regions of Portugal;

  •
  seek to stimulate demand for pay TV services by promoting development of high-quality Portuguese language content; and

  •
  continue to focus on improvements in quality of service.

        Following the completion of the proposed spin-off of PT Multimédia, that company will develop its own independent strategy that may differ from the strategy we have articulated.

Our Businesses

Business Units

        Our market is characterized by increasing competition and rapid technological change. Portugal Telecom's business unit subsidiaries are held directly and indirectly by Portugal Telecom in its role as holding company. The diagram below presents our different businesses as of December 31, 2006.

(1)
Providing wireline services in Portugal, including our fixed telephone service, Internet access services, wholesale services and data and business solutions services.

(2)
Providing multimedia services in Portugal, including cable operations through TV Cabo and audiovisuals services through Lusomundo Audiovisuais and Lusomundo Cinemas. In our discussion of this business segment below, we have provided a diagram of the different businesses operating under PT Multimédia.

(3)
In our discussion of this business segment below, we have provided a diagram of the organizational structure of Vivo.

(4)
Various international investments, including global telecommunications operators in Cabo Verde Islands, São Tomé e Principe Islands and Macao, mobile operators in Namibia, Morocco and Angola, and other investments in various countries.

(5)
Various instrumental companies providing services to Portugal Telecom group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT PRO (shared services), PT Compras (central purchasing) and PT Contact (call centers).

        For additional information on Portugal Telecom's significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

        The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006	% Increase (Decrease from 2005 to 2006) of Item
	(EUR millions)
Wireline Business:
Retail	1,379.4	1,318.8	1,173.5	(11.0)%
Wholesale	476.4	457.7	464.2	1.4%
Data and Corporate	242.0	244.9	250.5	2.3%
Directories	129.7	120.4	108.9	(9.6)%
Sales	36.1	34.2	32.8	(4.1)%
Other	41.5	37.7	41.8	11.0%

Total	2,305.2	2,213.6	2,071.8	(6.4)%
Domestic Mobile Business:
Services	1,446.3	1,403.6	1,363.2	(2.9)%
Sales	153.3	146.3	129.7	(11.3)%
Other	6.7	7.1	9.4	32.4%

Total	1,606.3	1,557.1	1,502.4	(3.5)%
Multimedia Business
Pay TV and Cable Internet	513.3	553.0	591.1	6.9%
Audiovisuals	53.7	53.4	52.6	(1.5)%
Cinema Exhibition	41.8	40.0	43.7	9.2%
Other and eliminations	(10.0)	(18.0)	(20.9)	16.1%

Total	598.8	628.5	666.5	6.0%
Brazilian Mobile Business:
Services	1,425.3	1,737.8	1,789.8	3.0
Sales	136.6	233.8	254.8	9.0%
Other	37.3	65.3	60.2	(7.8)%

Total	1,599.1	2,036.9	2,104.7	3.3%

Other Businesses	163.2	215.2	238.2	10.7%

Eliminations in consolidation	(305.1)	(265.8)	(240.5)	(9.5)%

Total consolidated operating revenues	5,967.4	6,385.4	6,343.0	(0.7)%

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

        PT Prime offers corporate customers in Portugal data and corporate services through a "one-stop-shop" for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing. Before October 2003, we held 87.5% of the share capital of PT Prime. In October 2003, we acquired the remaining share capital of PT Prime from SIBS—Sociedade Interbancária de Serviços, S.A., a Portuguese entity operating the ATM network and the inter-bank payment system in Portugal, for €39 million.

        PT.com is the leading Internet company in Portugal, operating as an Internet Service Provider, or ISP, using our fixed line network and the brands SAPO and Telepac, as well as in portal and related activities through sapo.pt, Portugal's leading Internet portal. PT.com was formed as PT Multimédia.com, or PTM.com, in March 2000 by PT Multimédia to aggregate all of its Internet activities focused on the residential and small and medium-sized enterprise markets. In October 2002, we entered into an agreement with PT Multimédia to acquire its 100% interest in PTM.com. The sale of PT Multimédia's Internet business to us was intended to encourage the continued growth of our broadband businesses and increase the loyalty of fixed line subscribers, while providing a single platform for investment and development of on-line services and content for the Portugal Telecom group. The results from our services provided through PTM.com, renamed PT.com in November 2004, have been included in our wireline business segment since 2003.

        PT Corporate, launched in July 2003, serves the largest economic groups and government-related entities in Portugal, and acts as a single interface for every company within the PT Group, with the authority to represent, negotiate and sign in the name of each PT Group company. PT Corporate offers these large corporate customers solutions for fixed and mobile telecommunications, internet, technologies and information systems and outsourcing. Due to the size and specific business requirements of its clients, PT Corporate was created to contribute to its clients' business success by assuring the integrated and optimized development of their systems and information processes.

        Fixed Line Network.    We had 4.404 million telephone and ADSL access lines in service at December 31, 2006, excluding external supplementary lines, direct extensions and active multiple numbers. We break down our fixed line network into traditional main lines (PSTN), ISDN lines and asymmetric digital subscriber lines (ADSL) lines. Because of their large capacity, we count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2006, we had 749 thousand ADSL lines, of which 685 thousand were attributable to our ADSL retail business (which is operated by PT.com), and 3,316 thousand PTSN/ISDN lines, of which 74% were residential/small office home office clients, 18% were business and the remainder were mainly payphones, wholesale lines and other.

        The following table shows the number of our main lines by category.

	As of December 31,
	2002	2003	2004	2005	2006
Fixed line main lines in service (thousands)
Traditional main lines	3,317	3,224	3,165	3,011	2,589
ISDN main line equivalents	826	813	783	758	727
ADSL	53	188	420	637	749
Unbundled local loop (ULL)	—	—	9	72	196
Wholesale line rental (WLR)	—	—	—	—	142
Total	4,196	4,225	4,377	4,478	4,404
PSTN/ISDN fixed line main lines per 100 inhabitants	41.9	41.2	40.6	40.5	40.4
Public pay phones (thousands)	43.8	41.4	47.3	57.8	67.7

        Over past years, we have made significant investments to meet subscriber demand for lines and to modernize our fixed line network. As a result, the number of PSTN/ISDN lines per 100 inhabitants has almost doubled from 20.9 fixed line main lines at the end of 1989 to approximately 40.4 fixed line main lines at the end of 2006.

        We have offered ISDN services commercially since 1994. We offer a basic-rate service, which provides two communications channels, and a primary-rate service, which provides up to 30 communications channels. At the end of December 2006, we had 249,069 accesses to our basic-rate ISDN service and 7,640 accesses to its primary-rate ISDN service. By the end of 2006, ISDN lines represented 21.9% of our total equivalent fixed line main lines, as compared with 20.1% in 2005. The conversion of traditional main lines to ISDN lines results in increased quality of service, and our ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

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

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2006, PT Comunicações was providing approximately 1,089 thousand voicemail boxes.

        We launched ADSL service in Lisbon and Oporto in 2002 and now cover virtually all of Portugal. We offer ADSL lines both to retail customers, such as residential customers and small and medium-sized businesses, and to wholesale customers. During 2004, we focused on customer retention and loyalty in order to turn around the wireline business. The aggressive rollout of ADSL was central to this strategy. Throughout 2004, new broadband products and offers were launched, including the launch of one of the first broadband prepaid offers in Europe and the revamping of the ADSL product brand, Sapo ADSL. In 2005, we continued to improve the quality of services and customer care and to innovate, launching electronic billing with legal validity, VoIP and video services on SAPO Messenger, the group's instant messenger service. In 2006, we continued to deploy ADSL as one of our principal strategies, increasing geographic coverage to almost all of Portugal and increasing transmission speeds, namely through the launch of ADSL2+ services. We also introduced new pricing plans targeted to specific customer needs. The following chart shows the evolution of our ADSL retail and wholesale customer base for the periods indicated.

ADSL Customers
(thousand)

        We had 0.2 billing complaints per 1,000 bills and 12.9 reported faults per 100 main lines in the year ended December 31, 2006. The percentage of faults repaired in less than 12 working hours was 77.7% in 2006, compared with 79.4% in 2005. We offer residential customers detailed billing on request without extra charge.

        Traffic.    Total traffic originated on the network has been decreasing since 2002, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up Internet users to ADSL. The chart below sets forth the rate of growth or decrease of traffic originated on our fixed line network in terms of the percentage change in minutes.

        The following table shows the breakdown of fixed line traffic originated on our fixed line network among mobile, Internet and data and other domestic and international traffic for the periods indicated.

Total Growth of Originated Traffic

	Year ended December 31,
	2002		2003		2004		2005		2006
	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%
Domestic	6,480	39.6	5,841	40.1	5,236	42.8	4,669	44.7	4,002	46.2
International	402	2.5	382	2.6	372	3.0	411	3.9	395	4.6
Fixed-to-mobile	1,119	6.8	1,023	7.0	918	7.4	844	8.1	730	8.4
Internet	6,581	40.3	5,023	34.5	3,151	25.3	1,818	17.4	920	10.6
Other	1,758	10.8	2,294	15.8	2,673	21.5	2,704	25.9	2,622	30.2

Total	16,340	100.0	14,563	100.0	12,440	100.0	10,446	100.0	8,669	100.0

        We offer other ISPs access to our network under one of two regulated access regimes that may be chosen by the ISP: (1) the Reference Offer for Internet Access, which allows ISPs either to pay us a call origination charge and a fee for invoicing customers on their behalf or to pay a wholesale flat rate and bill their customers directly or (2) the Reference Interconnection Offer, which offers two different billing structures based on call origination, with variations based on the manner in which the ISPs' infrastructures are connected to our network and billing arrangements. For additional information, see "—Regulation—Portugal—Interconnection—Internet Access". Traffic under these access regimes is included in the line "Other" in the table above.

        We are required to provide carrier selection to our customers for all kinds of traffic. See "—Regulation—Portugal—Number Portability and Carrier Selection". Carrier selection has been an additional factor that has contributed to the reduction in traffic on our network. In addition, in January 2006, ANACOM published regulations permitting carrier pre-selection of non-geographic services, such as toll-free numbers.

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

        Promotional Efforts and Market Analysis.    We aggressively promoted the sale of products and services targeted to specific customers in 2006 through, among other things:

  •
  a 17.7% increase in 2006 of ADSL accesses to 749 thousand, with the rate of service coverage of our network reaching nearly 100% in 2006, compared to 99.4% in 2005;

  •
  the doubling of access speeds with the introduction of ADSL2+;

  •
  the launch of new flat-rate pricing plans allowing unlimited calls for various time slots, namely "PT Total 50%", "PT Fixo-Móvel Preferido" and "Noites Grátis+Local PT". In particular, the "PT Fixo-Móvel Preferido" plan allows customers to make calls to a selected mobile network at €0.15 per minute, while paying the usual price to the other two mobile networks with no additional fee. The total number of accounts subject to pricing plans reached 2.8 million at the end of 2006;

  •
  the expansion of "telesafety" and videosurveillance products through partnerships in the real estate sector;

  •
  the launch of the SMS Agenda, which allows wireline telephones to store the most frequently dialed telephone numbers;

  •
  the launch of the instant messenger service Instant Messaging of Sapo Messenger. Sapo Messenger had 641 thousand users at the end of 2006;

  •
  the launch of several campaigns with strong acceptance from customers, namely a Valentine's Day campaign, a campaign allowing free telephone calls placed on the days the Portuguese soccer team played in Germany during the 2006 World Cup and a Christmas campaign;

  •
  a summer Wi-Fi campaign offering 1,000 open hotspots with Wi-Fi access for our ADSL clients;

  •
  the development and launch of a new blog platform in line with international best practices; and

  •
  the launch of voice over Internet protocol (VoIP) with a monthly average of 13 thousand users.

        We use market research programs to evaluate customer satisfaction and service quality and to help develop new products. We focus our marketing on different segments of the residential and business market. We have an advanced billing and customer information system and a marketing information database that combines usage and other data.

        Customer Care.    To provide support and marketing services to our residential and business customers, we have developed a network of regional organizations and retail service centers. In addition, we have separate call centers dedicated to increasing services to our residential and business customers. The call centers are interconnected and cover the whole country. This system allows our customer service representatives to access the history of customers' telephone use and commercial dealings with us.

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

        In 2006, we continued to pursue our strategy of market segmentation, namely our residential and business market segments, and established partnerships between subsidiaries of Portugal Telecom to offer integrated telecommunications solutions to corporate customers, including simpler voice services and integrated website solutions. We also executed agreements with corporate associations to benefit small businesses.

Retail

        Fixed Line Telephone Services.    We provide public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €1,173.5 million and €1,318.8 million to our wireline operating revenues during 2006 and 2005, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

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

  Fixed Charges

        Our fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €568.1 million and €618.8 million to our wireline operating revenues during 2006 and 2005, respectively.

        In July 2005, we created two different tariffs—one for the residential market and another for the business market. The installation charge remained the same for both markets, €71.83. The standard line rental fee was €12.66 for the residential market and €12.98 for the business market. The fee for basic ISDN lines was €26.46 per month for both markets. The chart below illustrates changes in our prices and fees from 2002 through 2006. All prices are in Euros and exclude VAT.

Fixed Fees for Fixed Line Telephone Services(1)

	As at December 31,
	2002	2003	2004	2005	2006
Installation fee	71.83	71.83	71.83	71.83	71.83
Line rental per month	11.85	12.3	12.66	12.66 12.98	12.66 12.98	(residential) (business)

(1)
Amounts rounded to nearest hundredth.

  Traffic

        Traffic contributed €425.1 million and €534.6 million to our wireline operating revenues during 2006 and 2005, respectively. Measured in minutes, total fixed line retail traffic originating on our fixed line network decreased by 17% during 2006 compared with 2005. The decrease was primarily due to the continuing effects of the trend toward use of mobile services instead of fixed line services and the migration of Internet users to ADSL.

        Domestic.    Domestic traffic contributed €372.7 million and €469.2 million to our wireline business's operating revenues in 2006 and 2005, respectively.

        Prices.    Since July 2006, we have had two domestic tariffs: local (former local + regional) and national. Between the end of 2001 and the end of 2006, weighted average prices for domestic fixed line telephone services decreased by 0.83% per year in nominal terms. Compared with 2005, domestic prices decreased a further 1.0% over the course of 2006 in nominal, annualized terms. See "—Regulation—Portugal—Pricing of Wireline Services".

        The chart below illustrates changes in our prices from 2002 through 2006. The call prices from 2002 through 2006 are for a three-minute call at peak rates in 2006 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As at December 31,
	2002	2003	2004	2005	2006
Local call prices	0.12	0.12	0.13	0.12 0.13	0.12 0.13	(residential) (business)
Regional call prices	0.23	0.21	0.16	0.12 0.13	0.12 0.13	(residential) (business)
National call prices	0.33	0.29	0.20	0.19 0.19	0.19 0.19	(residential) (business)

(1)
Amounts rounded to nearest hundredth.

        Our pricing structure has come more into line with pricing structures in the rest of the EU over the last ten years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2006.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2006
	EU Average(1)		EU Average(2)		Portugal
Local call prices:
Residential	0.037	(3)	0.036	(3)	0.037	(3)
Business	0.035	(4)	0.036	(4)	0.042	(4)
National call prices:
Residential	0.065	(3)	0.064	(3)	0.065	(3)
Business	0.053	(4)	0.055	(4)	0.063	(4)

(1)
The average including all 25 member states of the EU.

(2)
The average including only the previous 15 member states of the EU.

(3)
As of September 30, 2006.

(4)
As of June 30, 2006.

        To increase its price competitiveness, we are promoting innovative differentiated pricing plans for market segments, including various plans specially designed for business customers and residential customers. We also offer a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society.

        International.    Revenues from international fixed line telephone services come primarily from charges to our individual and business subscribers in Portugal for outgoing calls. Revenues from international fixed line telephone services have generally decreased in recent years as a result of decreases in international traffic and prices for outgoing international calls, although traffic increased in 2005 as a result of growth in traffic from prepaid international calling cards.

        Accounting Rates.    Historically, the amount of incoming traffic has been significantly greater than the amount of outgoing traffic. As a result of this imbalance, we receive higher payments from other international telecommunications operators than we pay out to these operators. We periodically renegotiate the amount of the payments with these operators.

        In recent years, the billing rates among operators have been declining steadily, both for incoming and outgoing traffic. We estimate that, on an aggregate basis in Euros, termination rates for international traffic at the end of 2006 decreased by a weighted average of approximately 17.0% for incoming traffic and 18.4% for outgoing traffic compared to the end of 2005.

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

        Prices.    We set traffic charges for international fixed line telephone services by groups of countries. Within each group, we charge different prices according to the time of day and the day of the week that the customer makes the call. Between the end of 2002 and the end of 2006, we experienced aggregate reductions in real terms of 3.7% in international traffic prices.

        The table below shows changes in prices for our international fixed line telephone services to selected destinations since 2002. The prices for 2002 through 2006 are peak rate prices per minute on the basis of a three-minute call, set at 2006 constant prices. They are in Euros and exclude VAT.

Selected Prices for the International Services(1)

	As of December 31,
	2002	2003	2004	2005	2006
EU(2)	0.27	0.27	0.27	0.27	0.27
Other European countries(3)	0.61	0.61	0.61	0.61	0.61
United States	0.28	0.28	0.28	0.28	0.28
Canada	0.28	0.28	0.28	0.28	0.28
Brazil	0.57	0.57	0.57	0.57	0.57

(1)
Euro amounts rounded to nearest hundredth.

(2)
Including Switzerland.

(3)
Excluding Norway and Iceland.

  ADSL Services and ISPs

        We are the leader in providing Internet access in Portugal. As at December 31, 2006, we had approximately 685 thousand ADSL retail customers, which represented an overall increase of 17% over the previous year. We also offer dial-up paid and free Internet access services. In 2006, revenues from ADSL services grew 13% to €170.1 million, more than offsetting a 31.5% decline in dial-up revenues to €10.2 million as increasing numbers of people switched to broadband services.

        Application Service Provider (ASP).    We also provide ASP services in Portugal, which include remote applications services, web hosting and web design services to small and medium-sized enterprises. We had approximately 2,589 customers for our ASP business at December 31, 2006.

        ISP Traffic Revenues.    PT.com offers Internet access through the lines of PT's fixed line network. PT.com retains all of the revenues from Internet traffic and pays PT Comunicações for use of the fixed line network.

Wholesale

        Our wireline wholesale services business, which are provided primarily through PT Comunicações, consist of:

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

  •
  narrowband Internet access origination services, which we provide to ISPs;

  •
  other services provided to telecommunications service providers and operators, such as local loop unbundling and IP international connectivity;

  •
  provision of co-location services and duct sharing to cable television companies; and

  •
  provision of wholesale line rental.

        Wholesale services provided €464.2 million and €457.7 million to our wireline operating revenues in 2006 and 2005, respectively.

        Traffic.    Interconnection and narrowband Internet access traffic comprises about 45% of our wholesale business in terms of revenues. The service providers who purchase interconnection services include fixed and mobile network operators, telephony and data communications service providers, ISPs, value- added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates for call termination, call origination, transits and international interconnection. In 2006, interconnection rates per minute for call termination included local transit rates equal to €0.0064, single transit rates equal to €0.0093 and double transit rates equal to €0.0144, each based on a three-minute call made during peak hours. We published the latest version of our reference offer for unbundled access to our local loops in September 2006 and since then have made available to its competitors, where technical and space conditions are available, all of our local switches, 191 of which are co-located. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor. See "—Regulation—Portugal—Unbundling of the Local Loop" and "—Regulation—Portugal—Number Portability and Carrier Selection".

        Wholesale traffic is generated by the interconnection portion of our wholesale business, which decreased by 6.5% in 2006 compared with 2005. This decrease was primarily due to a decrease in Internet traffic, which was partially compensated for by increases in indirect access traffic. The following table sets forth the total amount of wholesale domestic traffic on our fixed line network during the period 2002 through 2006.

Wholesale Domestic Traffic
(millions of minutes)

	Year ended December 31,
	2002	2003	2004	2005	2006
Mobile(1)	998	959	912	880	840
Internet	6,581	5,023	3,151	1,818	920
International(2)	1,420	1,318	1,413	1,581	1,779
Other(3)	2,831	3,008	3,753	4,139	4,328
Total	11,830	10,308	9,229	8,418	7,867

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

        Leased Lines.    We lease lines to other telecommunications providers for fixed, mobile and data communications services, including our other subsidiaries and competitors. Since 1996, we have been leasing lines to resellers who offer voice services to corporate networks and closed user groups. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. We offer a minimum set of leased lines (up to 2 Mbps) at the retail level to medium and large businesses, plus larger capacities on a commercial basis. In addition, we offer terminating segments and trunk segments at the wholesale level to telecommunications providers. Our Concession requires us to provide leased lines to third parties.

        The three current mobile telephone operators in Portugal, which include our subsidiary TMN, Vodafone Portugal, Optimus and our subsidiary TV Cabo, are among our wireline business's largest leased line customers. Our wireline business leases lines to TMN and TV Cabo on a basis that does not discriminate against other customers.

        Prices.    The net prices and fees we receive from providing access to our fixed line network on a wholesale basis are less per minute than those we charge for domestic and international fixed line telephone services.

        Domestic interconnection revenue per minute for calls terminated on our network declined by 7.8% in nominal terms in 2006 compared with 2005. International interconnection revenue per minute declined by 21.0% in nominal terms in 2006 compared with 2005. In accordance with EU and Portuguese regulations, our interconnection prices are based on our costs (which are audited by ANACOM) plus a margin.

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

        We are the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues contributed €250.5 million and €244.9 million to our wireline operating revenues in 2006 and 2005, respectively.

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

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom, Orange and BT-Infonet. We use systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Motorola, Nortel Networks and Matra/EADS Telecom.

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

        In addition, we provide outsourced corporate network services for our customers. For example, we operate and manage the SIBS network, as well as the corporate networks of our strategic partners Caixa Geral de Depósitos, Banco Espírito Santo and CATT.

        Networks.    We provide services over the largest IP/MPLS backbone in Portugal, with PT Prime leasing the necessary fixed line capacity from PT Comunicações. We have points of presence in all major cities throughout Portugal, and we link our network to our customers' premises through switches and access points that we own. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. We also provide high speed Internet access through ADSL and ADS. PT Prime supplies full IP and broadband connectivity for the entire PT group.

        When we receive revenues from services offered through lines leased by PT Prime from PT Comunicações, we typically divide the revenues between PT Prime's own direct billings to its customers and leased line revenues from the wholesale business of PT Comunicações. Revenues from fixed line voice services for corporate customers are not reflected in PT Prime's revenues, as they are included in retail revenues.

        Systems Integration.    We offer an integrated range of telecommunications and information technology services to the business market. Our goal is to service all of our customers' telecommunications needs and to leverage the traditional offering of products and services from our group.

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

        Directories.    Operating revenues from our directories business amounted to €108.9 million in 2006 and €120.4 million in 2005. We subcontract to Páginas Amarelas (an associated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space.

        Sales of Telecommunications Equipment.    Revenues from sales of telecommunications equipment amounted to €32.8 million in 2006 and €34.2 million in 2005, including the sale of handsets, modems and other telecommunications equipment.

Domestic Mobile Business

        TMN, our Portuguese mobile operating company, is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network and by revenues, margins and profits.

        TMN contributed €1,502.4 million and €1,557.1 million to our domestic mobile business operating revenues in 2006 and 2005, respectively.

        The use of mobile services has grown considerably in Portugal in recent years. As of December 31, 2006, there were approximately 115.7 active mobile telephone cards per 100 Portuguese inhabitants, according to ANACOM. This was more than the number of wireline main lines per 100 Portuguese inhabitants as of December 31, 2006, which was 39%, according to ANACOM. The table below provides statistical information relating to TMN.

	As of December 31,
	2002	2003	2004	2005	2006
TMN—Portugal
Number of subscribers (thousands)	4,426	4,887	5,053	5,312	5,704
Subscribers growth per annum (%)	13	10	3	5	7
Number of subscribers per 100 inhabitants (including competitors' subscribers)(1)	81.9	89.8	95	108.7	115.7
Estimated market share by number of subscribers (%)(1)	51.9	48.7	48.8	46.4	46.7
Number of employees	1,192	1,109	1,133	1,184	1,140

(1)
Source: ANACOM and TMN.

        Services.    TMN provides mobile telephone services using the GSM and UMTS technologies. GSM and UMTS are European and worldwide standards using digital technology. Through roaming agreements, TMN's subscribers can use GSM and UMTS services to make and receive mobile calls throughout Europe and in many other countries around the world.

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

        In 2000, the Portuguese government opened a tender for licenses for UMTS services, and TMN received one of these licenses. Licenses were also awarded to Vodafone Portugal and Optimus. In 2004, TMN began providing UMTS services to its customers, with an emphasis on new services, such as video telephony and high-speed data. In 2004, 2005 and 2006, we have pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites. At the end of 2006, TMN's UMTS population coverage was approximately 80%, and its geographic coverage was about 33%, or 3,633 municipalities out of a total of 4,252 in Portugal, including every municipality with over five thousand inhabitants.

        In April 2006, TMN launched HSDPA (High Speed Downlink Packet Access), the first step in the evolution of mobile broadband UMTS services. This technology will evolve in the coming years, positioning mobile operators as competitors in the high speed internet services market.

        TMN paid spectrum fees in 2005 and 2006 of €27 million and €26 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network and its UMTS network. These spectrum fees are recorded as an operating expense under "indirect taxes" in our financial statements.

        We expect the development of third generation services to require additional investments. TMN made direct investments of €77.1 million in 2005 and €114.2 million in 2006 in building out its third generation network and services. In 2006, the investments made by TMN in connection with UMTS represented more than 61% of its total capital expenditures in 2006.

        During 2005 and 2006, TMN continued to introduce new products and services in Portugal, such as:

  •
  "+Perto" and "Plano", two new packages of minutes targeted to postpaid customers;

  •
  "Out Mail", access to e-mail service on a continuous basis: anywhere and anytime;

  •
  "Krava", a new service whereby prepaid and postpaid customers are allowed to make calls that will be paid by the receiver;

  •
  "Mix", a new tariff plan for prepaid and postpaid customers using a single card;

  •
  "Check in", a service to customers who mainly use international calls;

  •
  "Lost Calls Service", an automatic service that advises you which numbers tried to call you when your mobile phone is disconnected or is unavailable;

  •
  "Videosharing", the first commercial video sharing service launched in Portugal, in partnership with Nokia;

  •
  "TMN backup", a service that provides remote back-up of all personal content on a TMN customer's handset;

  •
  "Localizz", a new service of mobile localization for the corporate segment, which allows on-line visualization (through an Internet page) of all mobile phones of the company;

  •
  "Giga access", connectivity to e-mail or internet in a mobile basis;

  •
  "Music edition", a service that allows customers to share, hear and transfer music;

  •
  "Walkman", the first service in Portugal that allows customers to download up to 10 music CDs to their handsets;

  •
  "Waiting Ring", a service that allows customers to change waiting rings;

  •
  "Mobile TV", offering 26 TV channels, 24 hours a day, including news, music and sports. "Fast zapping" functionality was also introduced in order to improve the user's experience;

  •
  "E-Ticketing", a service that allows customers to purchase cinema tickets via their mobile phones;

  •
  "Jogos Multiplayer", multiplayer games for mobile phones;

  •
  "Serviço Banda Larga TMN", a mobile phone service supported by the High Speed Downlink Packet Access technology, or 3.5G;

  •
  "Push E-Mail", which allows customers to receive e-mails in real time; and

  •
  "Casa T", the first home-zoned service in Portugal, which allows TMN customers to make free calls to the fixed and TMN networks after the first minute, in exchange for a monthly fixed fee.

        Peer-to-peer, or P2P, messaging services via SMS or MMS continue to account for a significant portion of TMN's data revenues and are an area where TMN continues to experience significant growth, particularly through MMS, as MMS-enabled handsets are made available to a larger number of customers. In addition, TMN offers a wide range of other services in its data service portfolio, such as a multimedia mobile portal (I9-Inove) and a standard mobile portal (myTMN), multimedia content services (including Logos & Ring Tones or Java games), access to third-party branded content, connectivity to e-mail or the Internet via GPRS/UMTS, corporate solutions and mobile payment services. GPRS, or General Packet Radio Service, is a mobile data service standard for GSM handsets.

        TMN's multimedia portal I9-Inove optimizes the current capabilities of GPRS/UMTS systems to provide customers with faster, easier access and a wider range of services and content, such as Java Games, mobile TV, messaging services, goals from the Portuguese football league in video, TV Cabo's programming guide and the Lusomundo cinema ticketing service, the first m-commerce service in Portugal. As of December 31, 2006, I9-Inove had reached approximately 1.8 million TMN customers. On the myTMN website (www.mytmn.pt), TMN customers can also access and buy a wide range of content (such as logos, ring tones and alerts), allowing personalization of their mobile phones.

        In keeping with its emphasis on innovation, TMN has a strong focus on offering services that meet customers' expectations. TMN recently launched a service called "tmn Backup", which provides remote backup of all personal content on a handset (such as contacts, SMS messages, photos, ring tones, games and other downloads) that would be lost if the handset were stolen or misplaced. In March 2006, TMN launched the "Waiting Rings" service, which allows customers to personalize ring tones when calling a TMN customer. The launch of "Mobile TV" in April 2006 is another example of TMN's focus on innovation, allowing customers to watch TV on their mobile phones wherever they are.

        Another innovative service is the 12400 Video service, launched in 2004, which provides news and entertainment programs from the major Portuguese TV stations to customers through videocall. The 12400 Video is simple, practical and functional and is still the only such service in Portugal. To access the service, TMN's 3G clients need only make a videocall to the number 12400 and choose the content they wish from a simplified menu.

        TMN also offers a variety of Internet access and multimedia services, such as Wi-Fi, GPRS and UMTS Internet access and the ability to receive or send a fax over a mobile handset. The launch of HSDPA in April 2006, which allows speeds of up to 1.9 Mbps, improved mobile Internet access. In October 2006, TMN made available speeds of up to 3.6 Mbps.

        TMN offers data services specifically focused on the corporate segment, such as SMS Express and the POS Mobile service. SMS Express allows users to send messages to a mailing list in a quick, automatic and easy form. POS Mobile allows TMN corporate clients to use POS (point of sale) mobile equipment to receive debit or credit payments at any place with total security. TMN also launched Localliz, which is a location-based service that allows mobile management and localization of a company's resources (such as handsets, cars, machines and containers) through an Internet website.

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

        In June 2005, TMN introduced a low-cost brand "Uzo" that targets low cost subscribers and uses TMN's GSM network. Uzo offers a very simple service to its customers with no obligatory recharges and one tariff for voice calls and SMS to all networks of 16 cents per minute and 8 cents per message, respectively. However, if the customer recharges its card with €15 or more, he or she is allowed to speak and to send messages to all networks for 12 cents per minute and 6 cents per message, respectively, for a period of 30 days. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo's products and services are offered through the Internet, Uzo's call centers (which are separate from TMN's call centers) and independent news stands and shops located throughout Portugal.

        Subscribers and Traffic.    TMN is the market leader in mobile services in Portugal. At December 31, 2006, TMN had approximately 5.7 million subscribers, representing an increase of 7.4% from December 31, 2005. At December 31, 2006, TMN's subscribers represented 46.7% of the total mobile subscribers in Portugal. During 2006, TMN's share of new mobile subscribers (net additions) was 50.2%, according to ANACOM.

        In addition to the increase in the number of subscribers, mobile usage grew during 2006. TMN's voice traffic in terms of minutes grew by 4.2% to 7,802 billion minutes in 2006, compared to 7,486 billion minutes in 2005. Average monthly usage per subscriber decreased 1.1% to 120.3 minutes in 2006, compared to 121.6 minutes in 2005. In terms of traffic from data transmission services, SMS increased by 148.4% during 2006, and there were an average of 59.9 SMS messages per month per user in 2006, 135.6% more than the average of 25.4 SMS messages per month per user in 2005. Traffic from WAP services supported by GPRS and UMTS networks increased by 46.9% in 2006.

        Prices and Revenue Breakdown.    We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 90.2%, 8.6% and 1.2%, respectively, of TMN's revenues in 2006, and approximately 88.5%, 9.4% and 2.1%, respectively, of TMN's revenues in 2005. Monthly subscription fees range from €8.26 (+Perto; Plano) to €40.91 (Extra), excluding VAT.

        However, fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on TMN's business. In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings.

        Products and Marketing.    TMN offers a variety of innovative products. It was the first operator in the world to offer pre-paid services, and its prepaid and discount products are popular. We estimate that at the end of 2006, approximately 80.6% of its subscribers were using TMN's prepaid products. In order to improve customer retention and segmentation, TMN redesigned its entire offer of prepaid pricing plans in 2004. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN has recently focused on encouraging the use of mobile services by young people through SMS incentive packages. TMN experienced a 17.5% increase in the number of postpaid subscribers in 2006 as a result of a promotional campaign aimed at stimulating a switch from prepaid to postpaid services and also as a result of continued marketing efforts directed at corporations and in the middle and high-end segment of the market.

        TMN markets its services through more than 2,000 points of sale, including TMN's sales force, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers.

        Network and Capital Investment.    In recent years, TMN has made significant investments in its second and third generation networks. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2006, TMN's digital network had 4,181 GSM base stations, including 79 base stations added during

2006, and 2,227 UMTS B nodes, including 333 B nodes added during 2006. As of December 31, 2006, these GSM base stations covered more than 98% of continental Portugal and 99% of the Portuguese population, and the UMTS B nodes covered approximately 33% of continental Portugal and 80% of the Portuguese population.

        Since November 2005, TMN has been one of 18 operators in the world that are members of the Global Certification Forum, an industry group aimed at ensuring compatibility of mobile telecommunications systems.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2006, TMN had entered into GSM roaming agreements with a total of 340 operators (in 192 countries or regions), 145 GPRS roaming agreements (in 101 countries or regions) and 62 3G roaming agreements (in 36 countries or regions).

        Equipment Sales.    TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €129.7 million and €146.3 million to TMN's operating revenues in 2006 and 2005, respectively.

Multimedia Business

        We provide multimedia services in Portugal through our subsidiary PT Multimédia and its subsidiaries. PT Multimédia and its subsidiaries contributed €666.5 million and €628.5 million to our multimedia business operating revenues in 2006 and 2005, respectively.

        Proposed Spin-Off.    On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimédia through a distribution to shareholders, subject to shareholder approval. On March 21, 2007, the Board of Directors proposed to the shareholders a dividend in kind of 4 PT Multimédia shares for each PT 25 shares owned, rounded down. This spin-off proposal was approved by the shareholders at the Annual General Meeting held on April 27, 2007.

        Our management has concluded that the separation of PT Multimédia from PT should positively contribute to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services to consumers. The resulting market structure should provide regulatory relief for our wireline business, giving it flexibility to offer more and better services to our customers, while PT Multimédia would be able to pursue its own competitive strategy, domestically and abroad. By allowing the management of each company to focus on its core competencies, we believe that this strategy is more likely to create greater value for shareholders over time. The proposed separation also addresses the long-standing objectives of the Portuguese regulators.

        Notwithstanding these potential benefits to PT Multimédia, the spin-off of PT Multimédia could have a negative impact on our wireline and mobile business performance. See "Item 3—Key Information—Risk Factors—Risk Relating to Our Wireline and Domestic Mobile Businesses."

        Incorporation and Development.    Portugal Telecom formed PT Multimédia in July 1999 and transferred to the new company certain of its cable and satellite pay-TV activities, as well as its Internet-related activities focused on residential customers and the small office home office and small-and medium-sized enterprise markets, including:

  •
  our cable television pay-TV operations through cable and DTH satellite;

  •
  cable and direct-to-home satellite programming activities;

  •
  advertising sales;

  •
  the provision of Internet access; and

  •
  our minority stake in the leading Portuguese telephone directories business.

        Since its initial public offering in November 1999, PT Multimédia's ordinary shares have been traded publicly in Portugal. During the course of 2002 and 2003, we acquired 2.43% and 1.08%, respectively, of PT Multimédia in the open market. As of December 31, 2005, and following the capital reduction after the share buyback program completed in May 2005, Portugal Telecom held 58.43% of PT Multimédia.

        On February 28, 2005, PT Multimédia announced the disposal of its 100% interest in Lusomundo Serviços, SGPS, S.A., including an 80.91% shareholding in Lusomundo Media, a media and entertainment company, through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. Through these companies, PT Multimédia previously ran a newspaper publishing and distribution business and a radio programming business. The sale was completed on August 25, 2005 after approval by the Portuguese Media Authority (Alta Autoridade para a Comunicação Social) and the Portuguese Competition Authority (Autoridade da Concorrência). The proceeds for PT Multimédia from the sale were €173.8 million, of which €10.1 million was paid to Portugal Telecom in connection with the acquisition of its 5.94% interest in Lusomundo Media, which was agreed prior to the closing of the transaction.

        Overview.    PT Multimédia's segments consist of:

  •
  cable and satellite television through TV Cabo;

  •
  broadband Internet access through cable modem provided by TV Cabo;

  •
  telephony services (VoIP) provided by TV Cabo;

  •
  TV programming activities through PT Conteúdos and its subsidiaries and affiliates;

  •
  cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais; and

  •
  cinema exhibition through Lusomundo Cinemas.

        The diagram below shows PT Multimédia's major lines of business and the subsidiaries operating in each of those businesses as of December 31, 2006.

        TV Cabo.    PT Multimédia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo's subsidiaries in Madeira and Azores. TV Cabo is also involved in advertising sales. In addition, it provides multimedia services, such as broadband cable Internet access and certain interactive digital television services. On January 23, 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator. The bundled triple play offer comprises Pay TV, broadband Internet and telephony. PT Multimédia expects that the sale of voice services to existing broadband customers should allow TV Cabo to further grow ARPU, increase broadband penetration, reduce churn and better segment its offers to meet customer demands.

        Cable Television and Direct-to-Home Satellite Television Services.    TV Cabo is the leading cable television operator in Portugal. At December 31, 2006, TV Cabo's cable network passed, or provided potential access to, approximately 2.852 million homes, representing approximately 63% of the total TV households in Portugal. TV Cabo's cable television subscribers are charged an installation fee, a monthly subscription fee for programming packages and, for those with access to premium channels, an annual or monthly rental fee for set-top boxes.

        Since September 1998, TV Cabo has also distributed a direct-to-home, or DTH, satellite television service in Portugal. TV Cabo distributes its DTH satellite service using Hispasat Satellite broadcasting capabilities. TV Cabo's DTH satellite service is the principal DTH digital multi-channel service specifically marketed in Portugal. TV Cabo's DTH satellite subscribers are charged an installation fee and a monthly subscription fee and are required either to purchase or rent from TV Cabo a satellite dish and a digital set-top box. TV Cabo's DTH satellite service is mainly targeted at people whose homes are not served by TV Cabo's cable television network.

        Because it offers cable and DTH satellite services, TV Cabo can distribute programming and advertising across Portugal. As of December 31, 2006, TV Cabo had approximately 1,480 thousand customers, of which 421 thousand were DTH satellite subscribers. At December 31, 2006, approximately 53% of TV Cabo's subscribers subscribed to its premium channels, for which it charges additional fees.

        Programming Content.    As of December 31, 2006, TV Cabo offered 65 channels in its extended basic package (of which 40 were included in its basic package) and nine premium channels to cable and

DTH satellite subscribers in continental Portugal. Over half of the channels distributed by TV Cabo, including Lusomundo channels (Premium, Gallery, Action and Happy) and Sport TV, which is described below, consist principally of programming that is in Portuguese or that has been dubbed or subtitled in Portuguese. The rest of the channels are mainly in English, with some channels in other European languages such as Spanish, French and German.

        Broadband Internet Service.    As of December 31, 2006, TV Cabo had approximately 362 subscribers for its broadband Internet access product. In addition to its postpaid service, TV Cabo launched the first prepaid broadband product in Portugal in 2004 under the brand name "Zzt". TV Cabo was also the first operator to offer 1Mbps downstream speed. In 2006, TV Cabo enhanced its position by being the first ISP to lift the traffic limits on its 4Mbps and 8Mbps products. TV Cabo launched a 24Mbps Internet access product, positioning Netcabo as the fastest broadband service in the Portuguese market. Simultaneously, the broadband portfolio was updated with the launch of a 1Mbps product and the doubling to 8Mbps of the download speed of the Netcabo standard broadband product, known as "Netcabo Mega Plus".

        Digitalization.    Throughout 2006, PT Multimédia continued its efforts to digitalize its Pay TV services. Digitalization provides higher security levels in controlling illegal access to content (TV Cabo uses NAGRA's ALADIN conditional access system) and will allow PT Multimédia to make available to customers additional TV channels and services, such as VoD (video-on-demand), EPG (electronic programming guide), multi-game and multi-camera services, which add value to customers and create a competitive advantage. PT Multimédia aims to stimulate the migration of its clients from analog to digital services by offering a greater selection of content and services, as in the introduction of its Funtastic Life package in 2005. TV Cabo completed the digitalization of its set top boxes during the first half of 2006, with the total number of digital set top boxes reaching 682 thousand at the end of December 2006. In 2006, "TV Cabo Funtastic Life", TV Cabo's 65-channel digital package, performed strongly and continued to drive new customer additions as well as ARPU expansion by enhancing the quality of the existing customer base. The digital package reached 270 thousand subscribers by the end of December 2006, with 160 thousand net additions in 2006.

        Network.    TV Cabo has made significant investments in the development of a hybrid fiber-coaxial broadband distribution network. TV Cabo's television signals are transmitted through fiber optic cables owned by our fixed line business under a service agreement regulated by ANACOM. In addition, TV Cabo has used PT Comunicações' existing ducts, wherever possible, to build its network. The network has a bandwidth of 750 MHz and 860 MHz in certain areas, and is sufficient to permit gradual migration to digital signals. The current design of the network allows it to increase capacity without significant additional capital expenditure. TV Cabo continued to invest in the expansion and upgrade of its network during 2006. The implementation of the "fiber to the hub" access network architecture in the greater Lisbon area was concluded, and five high-capacity optical fiber rings are now fully functional. At present, 97.1% of homes passed are bi-directional and therefore broadband-enabled, over 90% are digital TV-enabled and 80% are VoIP-compliant.

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

        PT Conteúdos also holds PT Multimédia's 40% interest in Lisboa TV, the owner of SIC Notícias. See "—TV Cabo", above.

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

        Lusomundo Audiovisuais.    Lusomundo Audiovisuais acquires rights for cinema, DVD, video, pay-per-view and television and also produces its own Pay TV premium movie channels and distributes DVDs and videos. Lusomundo Audiovisuais has the right to distribute the following audiovisual content in Portugal:

  •
  Theatrical Exhibition: Universal, Paramount (including Dreamworks), BUENA Vista International (Touchstone, Walt Disney Pictures) and independent producers; and

  •
  Video: BVHE (Walt Disney), Paramount (including Dreamworks) and independent producers.

        In 2006, PT Multimédia reinforced its market position in the area of cinema distribution, increasing its share from 46% in 2005 to 50% in 2006, primarily due to the launch of a significant number of films with high potential and the increase in the number of films released. In 2006, PT Multimédia had 13 of the top 20 most seen films, compared to 10 films in 2005, and PT Multimédia released 122 films in 2006, compared to 95 in 2005.

        Lusomundo Cinemas.    Lusomundo Cinemas is the market leader in Portuguese cinema exhibition, with a 48.6% market share. In 2006, PT Multimédia continued its policy of market analysis, seeking opportunities for expansion and increased profitability of its business. As a result, PT Multimédia closed four unprofitable cinemas and opened 23 new cinemas in high population density areas. At the end of 2006, PT Multimédia had 86 film complexes, with a total of 195 screens. PT Multimédia's actions in the area of film exhibition were characterized by the steady improvement in the quality of its services: three complexes were renovated, improvements in ticket purchasing systems were introduced (with the innovation of the launch of the M-Ticket in collaboration with TMN), and the first cinema in Portugal equipped for 3D digital exhibition was opened, using advanced digital exhibition standards. In 2006, the number of tickets sold in Portugal increased 10.7%, reaching 8,026 thousand tickets.

        As discussed above under "—Multimedia Business," PT Multimédia completed the disposal of its interest in Lusomundo Serviços in August 2005, following clearance from the Portuguese competition authority. As from that date, PT Multimédia ceased to operate in the newspapers and magazine publishing and distribution business and in the radio programming business.

Brazilian Mobile Business

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A., or Vivo, the leading mobile company in Brazil with a total of 29,053 million active mobile telephones at December 31, 2006. We hold 50% of Vivo, which is a joint venture with Telefónica. The joint venture operates in 19 states in Brazil and in the Federal district of Brasília, which provide more than 83.1% of Brazil's GDP. In its areas of operation, Vivo had an estimated market share of approximately 38.2% at the end of 2006. We believe that the joint venture facilitates our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil.

        History and Organizational Structure.    Until 2002, our mobile operations in Brazil, a country with a population of about 177 million people, had been active only in the states of São Paulo, Paraná and Santa Catarina. In January 2001, we entered into a strategic agreement with Telefónica Móviles (the former mobile subsidiary of Telefónica, which has since merged with and into Telefónica) to combine all of our mobile assets in Brazil to the extent permitted under Brazilian law. The strategic agreement was approved by the European Commission in March 2001. See "—Regulation—Brazil." In December 2002, ANATEL formally approved the migration of our Brazilian mobile subsidiaries from the former Mobile Cellular Service (SMC) regime to the SMP regime and the transfer of all of our direct and indirect interests in Brazilian mobile services companies to the mobile joint venture company.

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

        We have described the arrangements by which we and Telefónica own and manage the joint venture and related issues below in "—Strategic Alliances—Alliance with Telefónica". We have described certain regulatory restrictions applicable to Vivo and its subsidiaries which result from their relationship with Telefónica, including the inability of Vivo and its subsidiaries to provide wireline long distance services in Brazil, below in "—Regulation—Brazil—SMP Regulation".

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

        Although we transferred all of our interests in mobile telecommunications companies in Brazil to Vivo on December 27, 2002, our consolidated statements of income and cash flows for the year ended December 31, 2002 continued to fully consolidate TCP's results. However, our balance sheet as of December 31, 2002 proportionally consolidates all the assets and liabilities of Vivo. Both our consolidated statements of income and cash flow for the years ended December 31, 2003, 2004, 2005 and 2006 and our balance sheet as of December 31, 2003, 2004, 2005 and 2006 proportionally consolidate the results of Vivo.

        On April 25, 2003, TCP acquired 61.1% of the voting capital stock of TCO (a band A operator in the midwestern and northern regions of Brazil) from Fixcel, a Brazilian company, for R$1,529 million. As a result, TCO's assets and liabilities as of December 31, 2004, 2005 and 2006 are reflected in our consolidated balance sheets for these years through our proportional consolidation of Vivo, and TCO's income and cash flows for the years ended December 31, 2004, 2005 and 2006 are reflected in our consolidated statements of income and cash flows for the year ended December 31, 2004, 2005 and 2006 through our proportional consolidation of Vivo's statements of income and cash flows.

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

        On February 22, 2006, the requisite percentages of the voting shareholders of the Vivo companies approved a corporate reorganization. The corporate reorganization consisted of a merger of shares under Brazilian law (incorporação de ações) of TCO with TCP and the merger of companies under Brazilian law (incorporação de empresas) of Tele Leste, Tele Sudeste and Celular CRT Participações with TCP. In connection with these mergers, TCP was renamed "Vivo Participações S.A." On March 31, 2006, common shares and preferred shares of Vivo began trading on the São Paulo Stock

Exchange under the ticker symbols "VIVO3" and "VIVO4", respectively, and ADSs of Vivo began trading on the New York Stock Exchange under the ticker symbol "VIV". Vivo undertook these mergers in order to align the interests of shareholders of the Vivo companies, to increase the liquidity of the securities held by those shareholders, to simplify the shareholding and organizational structure of the Vivo business and expand its shareholder base, and to take advantage of important synergies among the companies.

        In October 2006, Vivo completed a further restructuring with the merger into Global Telecom (the company that provided mobile services in the states of Paraná and Santa Catarina and that was fully owned by TCP) of all other companies of Vivo that provided mobile services in the other states mentioned above. In connection with this transaction, Global Telecom was renamed "Vivo S.A."

        The diagram below presents the simplified ownership structure of Vivo as of December 31, 2006:

        As of December 31, 2006, Brasilcel held 88.85% of the common shares of Vivo Participações, 47.76% of its preferred shares and 62.77% of its total share capital.

        Regions.    Vivo provides mobile telecommunications services on the A and B Band frequency in 19 Brazilian states in addition to the federal district, representing a total of approximately 7.3 million square kilometers, or 85.6% of the Brazilian territory. This area includes more than 138.8 million people, representing 73.8% of Brazil's population, and 212 municipalities with a population in excess of 100,000.

        The following table sets forth population, gross domestic product (GDP), and per capita income statistics for each state in Vivo's service regions at the dates and for the years indicated:

	At December 31, 2006			Last Available IBGE Data
Area	Frequency Range	Population (in thousands)(1)	Percent of Brazil's population(1)	GDP (in millions of reais)(2)(3)	Percent of Brazil's GDP(3)	Per capita income (in reais)(2)(3)
São Paulo state	A Band	41,361	22.0%	546,607	30.9%	13,725
Paraná state	B Band	10,450	5.6%	108,699	6.2%	10,725
Santa Catarina state	B Band	6,004	3.2%	70,208	4.0%	12,159
Goiás state	A Band	5,786	3.1%	41,316	2.3%	7,501
Tocantins state	A Band	1,346	0.7%	4,768	0.3%	3,776
Mato Grosso state	A Band	2,884	1.5%	27,935	1.6%	10,162
Mato Grosso do Sul state	A Band	2,315	1.2%	19,954	1.1%	8,945
Rondônia state	A Band	1,576	0.8%	9,744	0.6%	6,238
Acre state	A Band	690	0.4%	3,242	0.2%	5,143
Amapá state	B Band	626	0.3%	3,720	0.2%	6,796
Amazonas state	B Band	3,355	1.8%	35,889	2.0%	11,434
Maranhão state	B Band	6,225	3.3%	16,547	0.9%	2,748
Pará state	B Band	7,180	3.8%	34,196	1.9%	4,992
Roraima state	B Band	409	0.2%	1,864	0.1%	4,881
Federal district	A Band	2,409	1.3%	43,522	2.5%	19,071
Bahia state	A Band	14,017	7.5%	86,882	4.9%	6,350
Sergipe state	A Band	2,017	1.1%	13,121	0.7%	6,782
Rio de Janeiro state	A Band	15,650	8.3%	222,564	12.6%	14,639
Espírito Santo state	A Band	3,492	1.9%	34,488	2.0%	10,289
Rio Grande do Sul state	A Band	11,022	5.9%	142,874	8.1%	13,320
Vivo's service regions		138,814	73.8%	1,468,140	83.1%	10,210

Source: Instituto Brasileiro de Geografia e Estatística (IBGE)

(1)
Estimates from IBGE for the year end 2006.

(2)
According to the most recent IBGE data (2004).

(3)
Nominal Brazilian GDP was R$1,766,621 million as of December 2004, calculated by IBGE.

        Operating and Other Data.    The table below sets forth certain operating and other data for Vivo for 2004, 2005 and 2006.

	2004	2005	2006
Vivo—Operating Data
Cellular lines in service at year-end (in thousands)	26,543	29,805	29,053
Customer growth during year	5,887	3,262	(752)
Prepaid lines in service at year-end (in thousands)	21,357	24,061	23,543
Minutes of use (MOU)(1)	89	78	74
Average revenues per user (in Reais)(2)	32.8	28.7	27.2
Churn(3)	22.4%	21.8%	34.8%
Penetration at year-end(4)	37.0%	46.6%	55%
Estimated market share(5)	50.9%	44.4%	38.2%
Estimated market share of net additions(5)	38.1%	21.8%	(8.5)%
Vivo—Financial Data(6)
Net operating revenues (in millions of Reais)(6)	11,628.1	12,387.0	11,498.0
Net income (loss)(in millions of Reais)(6)	(61.5)	(814.7)	(144.5)

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

(5)
Source: ANATEL.

(6)
Reflects 100% of Vivo's results in accordance with IFRS.

        Services.    Vivo provides cellular telecommunications services using GSM/EDGE, CDMA and TDMA technologies. Its network provides both CDMA digital service and AMPS, an analog service that has been substantially phased out. All services are provided on the 850 MHz frequency.

        Vivo provides voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data services such as wireless application protocol ("WAP") service through which clients can access WAP sites and portals. Vivo offers direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed small, standardized credit card-sized devices called PC Cards) designed to connect compatible PDAs (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones through a cable connection that offers corporate subscribers secure access to their intranet and office resources. Vivo also offers some new services like Multimedia Message Service and MExE (Mobile Execution Environment), which enables the mobile handset to download applications and execute them along with a user interface for easier access to Vivo's services.

        In 2006, Vivo launched:

  •
  "Vivo Localiza Familia"—a location-based service that allows children to be located and monitored by their parents via cellular phones or the Internet;

  •
  "Vivo Localiza Amigos"—a location-based service that enables customers to locate their friends, as well as to be located by their friends, using an address and a map of the applicable region;

  •
  "Vivo Co-Piloto"—a location-based service that assists the user in moving from one point to another in several Brazilian cities;

  •
  "Vivo Bolão"—an interactive game that tests the user's knowledge of soccer;

  •
  "Instant Messenger"—the most popular Internet instant messenger application (MSN), which is now made available for Vivo handsets through SMS;

  •
  "Vivo ao Vivo"—new interface for Vivo GSM terminals;

  •
  "Vivo e Você na Copa"—exclusive CBF (Brazilian Soccer Confederation) content, including games, tones, wallpaper, videos and a voice portal, during the World Cup;

  •
  "Vivo Chip"—a service menu on GSM SIM Cards;

  •
  "Vivo Flash"—a fixed-wireless connection to the Internet; and

  •
  "Vivo Torpedo E-Mail Corporate"—a service that transforms the cellular phone number into an email address and enables users to receive every email sent to them as an SMS message.

        Vivo has also improved its current product offerings, as follows:

  •
  "TV no Celular" (video streaming)—now includes RTP (Radio e Televisão de Portugal) programming;

  •
  "Vivo Play 3G"—now includes music content from Warner Music and Universal Music; and

  •
  "Vivo Portal de Voz"—an auction service in partnership with SBT (Sistema Brasileiro de Televisão).

        Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Vivo also provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See "—Roaming".

        Subscribers and Traffic.    At the end of 2006, there were approximately 99,918 million wireless subscribers in Brazil, and there was an estimated total market penetration rate of approximately 53% in Brazil as a whole, according to information published by ANATEL. In 2006, the Brazilian market experienced a 16% increase in the number of wireless subscribers and a 13% increase in those areas where Vivo operates. The greatest increase in subscribers was in the Brazilian states of São Paulo, Rio de Janeiro, Rio Grande do Sul and the Centro Oeste region. As of December 31, 2006, Vivo had approximately 29.1 million wireless subscribers, with an estimated market share of 38.2% in its areas of operation and 29.1% in Brazil.

        The subscriber growth in Vivo's operating companies was also supported by the launch of new products and services, including prepaid products and new messaging services, the growth of the digital capacity of the network, the improvement in CRM systems, marketing campaigns and promotions, and the restructuring and expansion of sales networks.

        Marketing and Sales.    Vivo closely follows developments in the markets where it operates and often launches new segment-specific promotions through direct marketing, including mailing and telemarketing campaigns, as well as promotions to its competitors' major customers. Efforts to acquire new customers for the pre-paid and post-paid services were mostly made through voice and data services promotions designed to increase on-net traffic and stimulate the use of data services. With the simultaneous goal of maintaining its existing customer base, Vivo's promotions were also open to existing customers who wanted to change their mobile handsets. Vivo's operators were actively involved in a high-value customer loyalty program, offering competitive discounts on mobile phones through direct marketing actions.

        As of December 31, 2006, Vivo had 307 sales outlets (94 in São Paulo, 50 in the states of Rio de Janeiro and Espírito Santo, 33 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 24 in the states of Bahia and Sergipe, and 69 in the states that make up the midwestern and northern regions of Brazil). Vivo also has a network of 7,837 authorized retail and resales dealerships with a total of 8,144 points of sale.

        Prepaid telephone card recharging was available at 322,863 locations, including Vivo's own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks' websites.

        Customer Service.    In 2006, Vivo continued to outsource customer service, while maintaining management oversight. Customer service is available 24 hours from Vivo's call center and website.

        Vivo's customer satisfaction is evaluated by regular satisfaction surveys. In the second half of 2006, 3,200 customers of Vivo and 2,200 customers of other non-affiliated companies were interviewed throughout Brazil about customer assistance, products and services. Vivo was ranked 8.21 on a scale from 1 to 10 for customer satisfaction, with the market average being 8.27. One of Vivo's most important objectives in 2006 was to retain its customers by increasing customer satisfaction. Towards this objective, Vivo took several actions. For example, one of the most frequent complaints from Vivo's customers was related to billing. Therefore, Vivo re-worked the billing process from the call center to the back office in order to speed up customer response time, to assure the quality of customer service and to increase the likelihood of first-call resolution. In addition, Vivo designed a new administrative structure to better track its premium customers and to suggest ways to improve retention.

        Network.    In 2006, Vivo began to implement a GSM network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. By December 31, 2006, Vivo's telecommunications network in the state of São Paulo, which provides both CDMA digital and GSM digital services, covered 100% of the municipalities. Vivo's network is connected primarily through a fiber-optic and radio transmission system, parts of which any owned and parts of which are leased, mainly from Telecomunicações de São Paulo S.A., or Telesp. The network consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Com. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo S.A.'s main suppliers in the state of São Paulo.

        As of December 31, 2006, the telecommunications network in Parana and Santa Catarina, which provides both CDMA digital and GSM digital services, covered 59.8% of the municipalities, or 92.6% of the population, in its region. The Parana-Santa Catarina network is primarily connected by a fiber-optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from fixed operating companies (Brasil Telecom and Embratel) and Copel—Companhia Paranaense de Energia S.A. The network consists of cellular switches, base stations and other network elements, such as voicemail, prepaid service, Home Location Registers, Signaling Transfer Points and gateways. Motorola do Brasil Ltda., Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A and Ericsson Telecomunicações S.A. are Vivo's main suppliers in the Paraná-Santa Catarina network.

        As of December 31, 2006, Vivo provided CDMA Digital, GSM digital, TDMA digital and AMPS analog services in the midwestern and northern regions, covering 45.8% of the municipalities, or 80.9% of the population in its region. Vivo's network is connected primarily through a fiber-optic and radio transmission system, parts of which are owned and parts of which are leased, from incumbent wireline companies. The network consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point

and gateways. Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações are Vivo's main suppliers in the midwestern and northern region.

        As of December 31, 2006, the telecommunications network of Vivo in Bahia and Sergipe covered 44.7% of the municipalities, or 77.6% of the population, in its region. Its network provides both CDMA digital, GSM digital and AMPS analog services. The network is connected primarily through a fiber-optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Tele Norte Leste Participações S.A., or Telemar. The network includes cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service and Home Location Registers. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks—Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo's main suppliers in the Bahia and Sergipe regions.

        As of December 31, 2006, the telecommunications network of Vivo in the states of Rio de Janeiro and Espirito Santo covered 100% of the municipalities in its area. Its network provides both CDMA digital, GSM digital and AMPS analog services. This network is connected primarily through a fiber-optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from the incumbent wireline companies, and consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service, Home Location Registers, Signaling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo's main suppliers in Rio de Janeiro and Espirito Santo.

        As of December 31, 2006, Vivo's network in the state of Rio Grande do Sul provides CDMA, GSM digital and TDMA digital and AMPS analog services, covering 70.1% of the municipalities, or 96.0% of the population, of this region. The Rio Grande do Sul network is connected primarily through a fiber-optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Brasil Telecom. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, Short Message Service, Home Location Registers and gateways. Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo's main suppliers in Rio Grande do Sul.

        Vivo's advanced network management technology increasingly ensures global management and supervision of all its network processes and network performance. The network management centers are located in São Paulo and Brasília. The network management center in São Paulo monitors the critical network operational parameters of São Paulo, Paraná, Santa Catarina and Rio Grande do Sul. The network management center in Brasília monitors the critical network operational parameters in the midwestern and northern regions, Rio de Janeiro, Espirito Santo, Bahia and Sergipe. These centers are able to identify abnormalities in both our network and in third parties' networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular and radio network elements, computing bases, service platforms and communications backbones.

        Vivo's network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

        Vivo is required to meet certain requirements for service quality and annual network expansion. See "—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies." Vivo achieved all of its required network expansion obligations for 2006.

        Capital Expenditures.    The following table sets forth Vivo's total capital expenditures for the periods indicated:

	Year ended December 31,
Vivo
	2004(1)	2005(1)	2006(1)
	(in millions of reais)
Switching equipment	582.1	523.0	375.9
Transmission equipment	623.8	862.8	844.4
Information technology	291.9	407.6	414.8
Other(2)	422.7	401.7	477.9

Total capital expenditures	1,920.5	2,195.1	2,113.0

(1)
This financial information represents 100% of Vivo's capital expenditures, in accordance with IFRS.

(2)
Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

        Vivo's capital expenditures over the past three years have related primarily to increasing Vivo's network capacity and coverage. Vivo continued its projects for the improvement and expansion of the capacity of services rendered, which provided support to increase the CDMA 1XRTT and EVDO network, expansion of transmission routes, system centralization and integration (billing, collection and CRM, among others), development of new services and opening and renovating points of sale and terminals for the corporate segment.

        In the aggregate, R$2,113.0 million were invested during the year ended December 31, 2006, which included investments in the GSM/EDGE network and in the current CDMA/EV-DO network. This amount represented 18.4% of Vivo's net operating revenues.

        Vivo's capital expenditures for 2007, estimated at R$1.7 billion, are expected to include investments in network expansion (the GSM/EDGE overlay), introduction of new products and services to maximize the use of cellular phones, expansion of stores and improvement in the quality of services provided to customers. Vivo intends to pay these expenses with funds generated by operations and its available borrowing capacity.

        Interconnection Charges.    Vivo earns revenue from any call that originates from another cellular or fixed-line service provider's network connecting one of Vivo's customers. Vivo charges the service provider from whose network the call originates a network usage charge for every minute that Vivo's network is used in connection with the call. See "—Business Overview—Operating Agreements—Interconnection Agreements". Tariff increases are subject to ANATEL review and approval.

        In 2003, ANATEL adopted "Bill & Keep" rules for interconnection charges for traffic between the networks of SMP operators. Under these rules, an SMP mobile operator pays for the use of another SMP mobile operator's network in the same authorization area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them (known as a partial "Bill & Keep" regime). In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. In 2005, this regulatory regime contributed to a decrease in Vivo's revenues from interconnection fees charged to other companies. In July 2006, the Bill & Keep regime was discontinued. The current rule is "full billing," pursuant to which the SMP operator pays the entire call termination fee of the other mobile network. The partial "Bill and Keep" rule is still used between the SMP and SME (trunking) networks.

        Roaming Fees.    Vivo has agreements with major fixed-line providers for automatic roaming with all mobile service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers. See "—Operating Agreements—Roaming Agreements".

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

        By converting its concessions to SMP licenses, Vivo was required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection increased the competitive pressures on Vivo's business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Vivo may be forced to reduce these rates in the future. Vivo's SMP licenses expire on the same dates as the concessions will expire. Vivo has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concessions.

        Equipment Sales.    Vivo sells CDMA dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS), GSM and tri-mode (800/1900 CDMA and 800MHz AMPs), and dual technology (CDMA and GSM) cellular handsets and data devices in CDMA EVDO technology (PCMCIA, USB and deskmodem) through its stores and dealers. Vivo has overlayed its TDMA network with a CDMA network and has stopped selling TDMA handsets. Although Vivo still has some customers using analog service (approximately 0.1% of its total customer base as of December 31, 2006), Vivo has implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets, to encourage analog and TDMA customers to transfer to CDMA service. Vivo's current suppliers for handsets are Motorola, LG, Samsung, Nokia, Pantech, SonyEricsson, BenQ-Siemens, Aiko and Kyocera.

        Management.    In accordance with the shareholders' agreement between Portugal Telecom and Telefónica, Portugal Telecom is responsible for the appointment of Vivo's chief executive officer and Telefónica is responsible for the appointment of Vivo's chief financial officer. Following the mergers in February 2006, Vivo Participações S.A. (formerly TCP) continues to be managed by a Board of Directors and a Board of Executive Officers. Vivo's shareholders elect the members of the board of directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The Board of Vivo Participações S.A. continues to consist of nine members, and the terms of the current members of the Board will expire in April 2009. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

Operating Agreements

        Vivo has agreements with major fixed-line and mobile operators in Brazil in order to lease physical space, real estate, air conditioning, energy, security and cleaning services. Vivo also leases transmission capacity necessary to complete the construction of our network infrastructure.

        Interconnection Agreements.    The terms of Vivo's interconnection agreements include provisions with respect to the number of connection points and traffic signals. See "—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies" and "—Regulation of the Brazilian Telecommunications Industry—Interconnection".

        Roaming Agreements.    Vivo is a member of the Brazilian Roaming Association, a group composed of all companies providing cellular services in Brazil. This association was created to standardize roaming services in Brazil and elsewhere. The roaming agreements require Vivo and the other cellular service providers to provide service to roaming customers on the same basis that each member provides to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges. Vivo offers CDMA automatic international roaming in the United States, Argentina, Uruguay, Chile, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, the Dominican Republic and South Korea. Vivo also provides international GSM services through third-party partners using GSM handsets in most parts of Europe, Africa, the Americas, Asia and Oceania.

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

        Mobitel.    Mobitel provides call center services in Brazil primarily to Vivo. Mobitel's gross operating revenues were R$267 million in 2006 (€98 million) and R$255 million in 2005 (€84 million). At the end of 2006, our participation in Mobitel was 100%.

        UOL.    UOL is a leading Internet Service Provider in Brazil. In December 2005, we sold a 16% stake in UOL in its initial public offering in Brazil and received net proceeds of R$201.0 million. At the end of 2006, our participation in UOL was 29%. Revenues in 2006 were R$480.7 million.

Investments in Africa

        We have certain investments in Africa, including most significantly, our investments in Angola, Cape Verde Islands, Namibia and Morocco.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. We are the operational manager of the venture, which began operations in Luanda in April 2001. As of December 31, 2006, Unitel had 2,049 thousand subscribers of which 99.6% were prepaid cards.

        Unitel's total gross operating revenues were US$649.3 million in 2006 (€517.1 million) and US$445 million in 2005 (€357.5 million).

        Cabo Verde Telecom.    We own 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands, a Portuguese-speaking country off the coast of West Africa.

        At December 31, 2006, Cabo Verde Telecom had 73.1 thousand fixed lines in service, which represents approximately 15 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 108.9 thousand active mobile telephone cards at December 31, 2006 (approximately 22 active mobile telephone cards per 100 inhabitants), of which 99.5% were prepaid customers. At December 31, 2006, Cabo Verde Telecom reached 7.4 thousand active Internet users.

        Cabo Verde Telecom's total gross operating revenues were €63.3 million in 2006 and €55.3 million in 2005.

        MTC in Namibia.    In September 2006, Portugal Telecom acquired 34% of the capital of MTC, the Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31,2006, MTC had 610,000 customers, of which 91.6% were customers under prepaid plans. MTC revenues were 999.6 million Namibian dollars (€116 million) in 2006 and 824.8 million Namibian dollars (€104.3 million) in 2005.

        Medi Telecom in Morocco.    In August 1999, Medi Telecom, a consortium made up of Portugal Telecom, Telefónica Móviles and certain Moroccan entities, bid for and won a license to operate a GSM mobile network in Morocco. This was the second such license issued by the Moroccan government. The license fee was 9.0 billion Moroccan dirhams (€929 million). Medi Telecom entered into a €1 billion project financing facility. We initially held 34.5% of Medi Telecom, having invested approximately €166 million, but in January 2000 we sold 4% of our interest in compliance with a condition of the bid process for the same license. At the end of 2002, following a capital increase, Portugal Telecom raised its equity share to 31.34%, equal to Telefónica's position. During the fourth quarter of 2003, following another share capital increase, Portugal Telecom raised its equity share to 32.18%. At the end of 2005, Medi decreased its share capital from 8.834 million Dirhams (€803.0 million) to 4.683 million Dirhams (€425.0 million) in order to fulfill required capital ratios in Morocco. Portugal Telecom's share of Medi Telecom's capital remained the same (32.18%).

        Medi Telecom began operations at the end of March 2000. By the end of 2006, it had 5,169 thousand subscribers, which corresponds to an estimated market share of approximately 32.6%. Approximately 97.1% of its active mobile telephone cards are prepaid. We manage the operations of Medi Telecom jointly with Telefónica.

        Medi Telecom's total gross operating revenues were 4,691 million Dirhams (€425.1 million) in 2006 and 4,373 million Dirhams (€397.0 million) in 2005.

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

        At December 31, 2006, CTM had 177.3 thousand fixed main lines in service. This figure represents approximately 39 fixed main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 297 thousand active mobile telephone cards at December 31, 2006 and 66 active mobile telephone cards per 100 inhabitants. CTM uses GSM digital mobile technology.

        CTM's total gross operating revenues were 2,101 million Patacas (€209.1 million) in 2006 and 1,895 million Patacas (€190.0 million) in 2005.

Instrumental Companies

        PT SI.    PT SI is the group unit responsible for data centers, information systems and information technology activities of our business units in Portugal. PT SI provides integrated information systems and information technology services to our business units in Portugal, as well as to our existing and new customers. We hold 100% of the share capital of PT SI. In recent years, PT SI has subcontracted certain information technology services to DCSI-Dados, Computadores e Soluções Informáticas, or DCSI, an information technology company controlled by IBM. In March 2006, we signed a contract with IBM to purchase DCSI.

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

        PT PRO.    In February 2003, we created PT PRO to aggregate all our back-office activities in Portugal. PT PRO takes advantage of economies of scale and process alignments throughout our group to reduce costs in back-office activities. The creation of PT PRO has also allowed for a reduction of the execution risk of our financial reporting function through standardization of processes and implementation of best practices.

        PT Compras.    In May 2003, we created PT Compras and we transferred our newly created central purchasing unit to this company. PT Compras is optimizing our purchasing function on an integrated basis. Taking advantage of scale and specialization, PT Compras is increasing pressure in reducing suppliers' prices and improving the levels of quality and service.

        For a list of Portugal Telecom's significant subsidiaries, see Exhibit 8.1 to this Annual Report of Form 20-F, which exhibit is incorporated herein by reference. For further details on our percentage interest in our subsidiaries and their business activities, see the exhibits to our audited consolidated financial statements.

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

        Brasilcel is managed by a Managing Board of four members and a Supervisory Board of 12 members. We and Telefónica each appoint two members of the Managing Board and six members of the Supervisory Board, and in each case the Chairman is appointed by Telefónica and the Vice Chairman is appointed by us. The Managing Board acts by unanimous decision so long as each party holds at least a 40% interest in Brasilcel, and for certain important decisions, the Managing Board requires the approval of the Supervisory Board. The Supervisory Board acts by majority vote, except that generally so long as each party holds at least a 40% interest in Brasilcel and for six months following the dilution of a party's interest below 40% due to a capital increase, at least one member of the Supervisory Board appointed by each party must approve any action by the Supervisory Board.

        In the event that either our or Telefónica's interest is diluted below 50%, but not lower than 40%, due to a capital increase, the diluted party can re-build its interest to 50% within 12 months from the date of dilution. During such period, Brasilcel would be managed on an equal basis. We or Telefónica can maintain our share ownership percentage by contributing with cash or liquid assets. Should the percentage of the share capital in Brasilcel that we or Telefónica holds fall below 40% and remain below 40% for six consecutive months thereafter, our respective numbers of directors on the board will be changed to reflect our proportional shareholdings and the diluted shareholder will lose its right to appoint the CEO or CFO of Brasilcel's subsidiaries, as applicable, as described below.

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

        Under the agreement, we select the CEO of each subsidiary of Brasilcel, including Vivo Participações S.A. (formerly known as TCP), and Telefónica selects the CFO. So long as the board of directors of any subsidiary of Brasilcel consists of nine members (as is the case with Vivo Participações S.A.), we and Telefónica will each nominate three members to the board of directors. We and Telefónica have agreed to coordinate our votes for meetings of the boards of directors of Brasilcel's subsidiaries at the level of Brasilcel.

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

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of our board who is an executive officer is serving on Telefónica's board as a non-executive director, and a member of Telefónica's board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. As of December 31, 2006, Telefónica's interest in our share capital was 9.96%. As of December 31, 2006, neither party controls the operations or management of the other.

        Alliance with Banco Espírito Santo and Caixa Geral de Depósitos.    In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo group, or BES, and Caixa Geral de Depósitos, or Caixa, to develop "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000 we acquired a stake in BES of 3% of its share capital. As of December 31, 2006, BES owned 7.77% of Portugal Telecom's share capital. In accordance with this arrangement, an executive officer of BES serves as a non-executive member of Portugal Telecom's board of directors. An executive member of Portugal Telecom's board of directors also serves as a non-executive member of the board of directors of BES.

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

  •
  Av. 5 de Outubro, 208, Lisboa, Portugal (6,976 square meters);

  •
  Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters); and

  •
  R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters).

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "PT Prime," "Telepac," "Sapo," "TMN," "PT Multimédia," "TV Cabo," "Netcabo", and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. Telesp Celular has registered its important trademarks in Brazil. Brasilcel, through one of its Brazilian subsidiaries, is in the process of registering the trademark "Vivo" in Brazil and Spain; in Portugal, the trademark "Vivo" was approved in 2004. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

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

        Retail.    Our wireline business faces increasingly strong competition from new fixed-line operators as well as from mobile telephone service providers, including our own mobile service provider TMN. The number of subscribers to mobile services in Portugal now outnumbers the number of wire lines in Portugal. At the end of 2006, there were approximately 115.7 active mobile telephone cards per 100 inhabitants in the Portuguese market. This growth is a result of residential subscribers adding mobile cards for family members and businesses adding mobile cards for their employees. Vodafone Portugal and Optimus are already marketing their mobile services as an alternative to our wireline telephone services, and we compete with them for market share. For example, Optimus and Vodafone have launched services called "Optimus Home" and "Vodafone Casa," respectively, that use their GSM mobile networks but use fixed line phone numbers. TMN requested an authorization to launch a similar service and received that authorization in 2007. The low-cost brands launched by TMN, (Uzo) Optimus, (Rede 4) and Vodafone (Directo) are designed to reach the lower end segment of the mobile market and have also had an effect on our fixed line retail service, exacerbating the trend among consumers toward switching from fixed line to mobile service.

        Vodafone Portugal and Optimus (owned by Sonae and France Telecom) have major shareholders that can provide them with substantial resources. In addition to strengthening their position in the mobile telephone market, these resources enable them to compete directly and aggressively with our fixed-line telephone services.

        According to ANACOM figures, on December 31, 2006, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 78.7% market share of access lines (89.3% in 2005). According to ANACOM figures and our estimates at December 31, 2006, PT Comunicações had an estimated 78.2% market share of total outgoing traffic (in minutes), a decrease of 6.3 percentage points from December 31, 2005. In addition, PT Comunicações had an estimated 70.5% market share of domestic outgoing voice traffic (in minutes), a decrease of five percentage points from December 31, 2005.

        Our primary competitors in the wireline voice market include Tele 2, Novis (owned by Sonae and France Telecom), Oni Telecom—Infocomunicações, S.A. (owned by certain investment funds), AR Telecom (formerly Jazztel) and Colt. All of the new entrants have focused on providing their customers national and international services over their networks without direct interconnection. These customers must still connect to our competitors' services through our fixed lines.

        The cable operator, Cabovisão, offers a package of Internet, cable TV and voice services to the residential segment. Cabovisão has attracted some of our local customer market and may continue to do so.

        Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2006, we estimate that there were approximately 430 thousand lines in pre-selection. For example, Tele 2 has been effective in using carrier pre-selection to increase its market share.

        We are losing revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2006, according to ANACOM data and our estimates, PT Comunicações had an estimated 76.4% market share of international traffic (in minutes), an increase of 4.7 percentage points from December 31, 2005, although the market share of PT Comunicações decreased by an estimated 4.4 percentage points from December 31, 2004 to December 31, 2005. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We also face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2006, prices reduced by 5.9% for regional calls and 16.0% for domestic long distance on average, compared with 2005. We believe our price structure is now competitive and that we are meeting the challenge of full competition.

        The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to interconnect with our network. Portuguese law requires us to lease lines to our competitors. It also obliges us to interconnect our network with our competitors' networks or lines leased by them. Our interconnection rates are subject to regulatory review. See "—Regulation—

Portugal—Pricing of Wireline Services—Interconnection Prices". New entrants and resellers of lines leased from existing operators have made very rapid inroads into other EU telecommunications markets that have also opened up to full competition, and we see the same trends in Portugal.

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

        Data and Corporate.    We face significant competition from several operators. Our principal data communications and business solutions competitors include companies associated with Oni Telecom, Novis, Colt, AR Telecom (formerly Jazztel) and Vodafone Portugal. These companies compete with us in providing data communications, voice services and Internet services to business customers. Such service providers can use lines leased from us or their own networks. This market is now highly competitive. These customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

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

Competition Facing TMN in Portugal

        TMN competes with Vodafone Portugal and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, at the end of 2006, in terms of the number of active mobile telephone cards in the Portuguese market, TMN had a 46.7% market share. TMN has made maintaining its market share a priority. As a result of a very competitive market, TMN's market share of mobile subscribers increased 0.3 percentage points in 2006 compared to 2005.

        TMN's competitive strategy includes focusing on excellent subscriber care and innovative services. As a result of its customer service, TMN received the "Call Centre 2006" award for best practices. In addition, TMN and Tektronix Inc., which designed the software that allows TMN to evaluate the performance and efficiency of its second and third generation networks, received an award for the "Best Network Quality Initiative" at the GSM Association Awards 2006 in February 2006.

        Vodafone Portugal and Optimus each have major shareholders that could provide them with substantial resources to compete aggressively against us in the Portuguese mobile telephone market. Sonae and France Telecom are the major shareholders in Sonaecom, the holding company that controls Optimus.

        Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. In addition, the commercial introduction in Portugal of third generation mobile services has heightened competition and reduced the profitability of providing third generation services. Moreover, ANACOM may open the mobile market to mobile virtual network operators, or MVNOs, which do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM and UMTS services. Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services. We believe that our mobile competitors, Vodafone and Optimus, will continue to market their services aggressively. In mid-2005, Optimus introduced a low-cost brand "Rede 4" in response to our new brand "Uzo". Vodafone also launched a similar product called Directo in mid-2005 targeting the same market as Uzo and Rede 4.

Competition Facing PT Multimédia's Pay TV and Broadband Internet Business

        Certain cable television operators are authorized to provide services in Portugal in addition to PT Multimédia's subsidiary, TV Cabo. PT Multimédia's competitors operate principally in Portugal's major cities and include Cabovisão, Pluricanal Santarem, Pluricanal Leiria, TV TEL and Bragatel. According to ANACOM figures, we estimate that at the end of 2005, TV Cabo's competitors had approximately 17% of the total number of subscribers in the pay-TV market.

        TV Cabo currently has control over nine cable authorizations covering 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands, all of which expire in May 2009. In February 2004, a new regulatory framework was introduced under which no specific authorizations or licenses for the provision of cable television services are required. After the current authorizations expire, the existing licenses will not be renewed and the new regulatory framework will apply. See "—Regulation—TV Cabo's Cable Television Authorizations". We therefore expect competition to increase as a result of this regulatory flexibility.

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

        In August 2001, the Portuguese government granted an authorization to Plataforma de Televisão Digital Portuguesa, S.A., or PTDP, to provide digital terrestrial television services. ANACOM instructed PTDP that it must begin operations before March 1, 2003. As PTDP had difficulty complying with the instruction, ANACOM, with PTDP's agreement, proposed to the Ministry of Economy that PTDP's authorization be revoked. By order of the Minister of Economy, dated March 25, 2003 (Ministerial order 6973/2003, published on April 9, 2003), the authorization was revoked. In 2005, the Portuguese government announced that it intends to reopen competitive bidding for a license to provide digital terrestrial television services in Portugal, which could result in increased competition for TV Cabo. In 2007, the Portuguese government is expected to open competitive bidding for one or more licenses for the provision of digital terrestrial television services.

        As existing technology develops and new technologies emerge, competition is likely to intensify, in particular with regard to products and services related to subscription TV and the Internet. PT Multimédia's cable and satellite business face competition from broadband local loop access based on wireless technologies (Broadband Wireless Access). In 2005, Ar Telecom (formerly Jazztel), a direct competitor, launched broadband wireless service in the geographic areas where it operates. Also, we expect video over ADSL to increase competition. Novis launched an IP television offer in 2006 that competes with PT Multimédia's television services, and Portugal Telecom launched IPTV service at PT Comunicações in June 2007.

Competition Facing PT Multimédia's Audiovisuals Business

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

Competition Facing Vivo in Brazil

        Vivo faces intense competition in all the areas in which it operates, principally from other mobile service providers and also from fixed-line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that are derived from being a part of such a group. Fixed-line operators generally charge much lower tariffs than mobile service providers.

        Vivo's main mobile competitor in the state of São Paulo is Claro. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this region at the end of 1998. Although Claro provides only digital service, its customers use TDMA dual mode cellular handsets that can operate on an analog network and GSM handsets. The main fixed-line operator in this state is Telecomunicações de São Paulo S.A.—Telesp, known as Telefónica.

        Vivo's principal cellular competitor in the states of Paraná and Santa Catarina is Tele Celular Sul Participações S.A., or TIM Sul. The main fixed-line operator in those states is Brasil Telecom S.A. Vivo's principal mobile competitor in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District is Claro, and its principal competitor in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão is TIM. The main fixed-line operators in this area are Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors include Oi, the Telemar mobile operator.

        In the Salvador and Sergipe service areas, Vivo's main mobile competitor is Oi (TNL PCS S.A.). Other mobile competitors are TIM (Maxitel S.A.), which also operates in the state of Minas Gerais, and Claro (Stemar Telecomunicações Ltda.). The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

        In the Rio de Janeiro and Espírito Santo service areas, Vivo's main mobile competitor is Claro. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi also competes in the mobile market and is integrated with Telemar.

        In Rio Grande do Sul, Vivo's primary mobile competitor is Claro, and its other mobile competitors are Brasil Telecom S.A. and TIM. Vivo's main fixed-line competitor in this area is Brasil Telecom.

        Vivo also competes with certain other wireless telecommunications services in specific segments, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some operators in its areas as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services.

        Satellite-operated services, which provide nationwide coverage, are also available in Brazil. Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the mobile telecommunications services Vivo offers and do not provide competitive coverage inside buildings.

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

Portugal

        In the increasingly competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs, relate to:

  •
  restrictions on the products we offer and the prices we charge in our wireline retail business;

  •
  obligations to allow our competitors to interconnect with and use our wireline network;

  •
  certain wireline services that we are obliged to provide to the public under our "universal service obligation";

  •
  measures that are intended to make it easier for our customers to migrate to our competitors' services, including carrier pre-selection, number portability, unbundling of the local loop and wholesale line rental; and

  •
  the terms of our concession and our licenses, including the new third-generation mobile license that TMN received at the end of 2000.

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Law of Electronic Communications (which we refer to as "Law 5/2004"). The fifth directive was adopted into law on August 18, 2004. In 2006, the European Commission began a review of the new EU framework, and a new version of the European directives is expected by the end of 2007.

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

        ANACOM has analyzed 16 of the 18 retail and wholesale markets. ANACOM considers the Portugal Telecom group to have significant market power in all the markets it has analyzed except for one in which it did not find any operator to have significant market power (wholesale transit services) and one in which the results of its analysis are pending (the wholesale broadcasting transmission market). These markets include the following: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access. ANACOM has notified the European Commission regarding its conclusions about the markets it has already analyzed. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, such as toll-free numbers, and has declared the Portugal Telecom group to have significant market power in this area.

        In addition to the Portugal Telecom group, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. ANACOM has not yet started the analysis of the two remaining wholesale markets, which are roaming services and access and call origination on mobile telephone networks. Final decisions with respect to the existence of significant market power in access and call origination on the mobile networks market is expected during the course of 2007.

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

        ANACOM is accountable to the Ministry of Public Works, Transport, and Communications. The Ministry of Public Works, Transport and Communications retains basic responsibility for telecommunications policy in Portugal. Together with the Ministry of Finance, it has ultimate responsibility for monitoring our compliance with our Concession. It also has certain supervisory powers with respect to our activities. The Portuguese government delegated a significant number of those powers and functions to ANACOM in our Concession.

        Over the past several years, the Portuguese government has substantially increased the autonomy of ANACOM and allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers, and other interested parties. It can impose fines on us if we do not meet our obligations under our Concession, including our obligations to supply public switched wireline telephone services, leased lines and other services to our competitors on a timely basis. ANACOM has, from time to time, addressed complaints against us by our competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on our businesses or operations. ANACOM's decisions are subject to possible reconsideration and can be submitted for judicial review.

        European Commission.    Most of the EU competition rules have the force of law in all EU member states and therefore apply to us in Portugal. The current priority of the European Commission is to ensure that EU member states fully and correctly implement EU requirements in national law. The European Commission routinely monitors the status of EU member states in implementing EU directives.

        The Directorate-General for Competition of the European Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Amsterdam, also known as the EC Treaty, relating to competition in the EU. Article 81 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction, or distortion of competition within the EU. Article 82 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. In 2005, Sonaecom filed a complaint with the Directorate-General for Competition of the European Commission relating to our activities and the regulatory framework of the Portuguese government. However, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission relating to this complaint are now closed. See "Item 3—Key Information—Risk Factors—EU Regulation Regarding Abuse of Dominant Position Could Adversely Affect our Business" and "Item 8—Financial Information—Regulatory Proceedings".

        We understand that at the end of 2001, the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provided PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. However, the rights-of-way regime was modified in 2004 through Law 5/2004, as described below in "—Summary of Our Concession and Existing Licenses". Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess whether or not Law 5/2004 has resolved any concerns the Directorates-General may have had regarding the regulation of rights-of-way in Portugal. We further understand that the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the designation of the universal service provider (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure in order to appoint the universal service provider.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice.

        Autoridade da Concorrência.    Our activities are also overseen by Autoridade da Concorrência (formerly Direcção Geral do Comércio e da Concorrência, or DGCC), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. We expect the Autoridade da Concorrência to take a more active role in matters related to pricing, the determination of which companies have "significant market power" and the regulatory implications for such companies.

        On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and, margin squeezes. The potential penalty for such practices could be as high as 10% of our turnover in the preceding fiscal year. This administrative investigation is still in a preliminary stage involving document collection and review. The Autoridade da Concorrência periodically requests that we provide them with additional information regarding the documents they seized in February 2004, which we have responded to in a timely manner. We expect that the next phase could involve the Autoridade da Concorrência formally charging us with the alleged abusive practices, which would result in an administrative proceeding, referred to as a "statement of objections", in which we would defend our position before the competition authority. If we were unsuccessful in our defense, the competition authority could issue a fine in connection with such abuses. We are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Commerce Court. To our knowledge, the Autoridade da Concorrência has not yet reached any decision on this matter. See "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties" and "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings".

        To our knowledge, there are also several other complaints related to our activities pending before the Autoridade da Concorrência, including complaints against: (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; and (iii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines.

        In addition, in 2004 the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections", alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. PT Comunicações has responded to this "statement of objections" and does not believe it has violated applicable law and regulations. In June 2005, the Autoridade da Concorrência issued a revised "statement of objections" on this matter. In September 2005, the Autoridade da Concorrência also brought allegations against PT

Multimédia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PTM, TV Cabo and SIC-Sociedade Independente de Cominicação, S.A. (SIC) in connection with SIC's acquisition of Lisboa TV—Informação e Multimédia, S.A. In response to this accusation, PT Multimédia and TV Cabo contested the alleged by the Competition Authority. However, in August 2006, the Competition Authority imposed a fine of €2.5 million on PT Multimédia. PT Multimédia and TV Cabo appealed to the Commerce Court of Lisbon on September 8, 2006. The appeal suspended the decision of the Portuguese Competition Authority.

Pricing of Wireline Services

        ANACOM established a new pricing regime for wireline services on December 14, 2004 in accordance with the terms of the new EU regulatory framework. This pricing regime created the following regulatory obligations for the retail market for telephone services at a fixed location:

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

  •
  The tariffs of domestic payphone calls are required to correspond to a maximum of three times the tariff of a residential phone call; and

  •
  PT was released from its obligations under the low user scheme, as well as certain discount schemes for retired people, except for the monthly fee discount for retired people, which was financed by the Portuguese government until December 2006.

        In 2006, our wireline business, PT Comunicações, submitted to the regulator a new pricing scheme that included a flat-rate plan with unlimited off-peak calls on weekdays.

        In addition, general regulatory obligations of transparency, non-discrimination, cost orientation, cost accounting and account separation apply to access to the fixed line network and to the telephone services at a fixed location.

        Interconnection Prices.    Law 5/2004 establishes the new access and interconnection regime in Portugal in accordance with the requirements of the new EU regulatory framework. During 2006, PT Comunicações published its reference interconnection offer for the provision of interconnection at a flat rate. See also "—Interconnection" below.

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

Universal Service Obligations

        Law 5/2004 and the Concession impose universal service obligations on us in Portugal. These obligations include providing connection to the public telephone network at a wireline location. They also include providing access to public switched wireline telephone services, including enabling users to make and receive local, national and international telephone calls, facsimile communications and data communications. They also include providing public pay telephones, publishing directories and making available at least one telephone directory enquiry service covering all public voice telephone subscribers' numbers.

        According to Law 5/2004, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. PT Comunicações has submitted to ANACOM the annual universal service costs (from 1996 to 2003) in order to obtain compensation. Since 2004, it has been the responsibility of ANACOM to calculate the costs of providing the universal service. We believe that obtaining significant compensation under this provision of the law will be very difficult and may not be possible.

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

        Mobile Interconnection.    In February 2005, all mobile operators were declared to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. See "Item 5—Operating and Financial Review and Prospects—Results of Operations".

        ANACOM is in the process of analyzing call origination on the mobile networks market in order to determine who has significant market power in such market. A decision is expected in 2007.

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

        Number portability regulations were revised in 2005 through Regulation 58/2005 of August 18, 2005, but the revisions did not have a significant impact on our business. New regulations for carrier pre-selection were also published in early 2006, extending carrier pre-selection to non-geographic services.

Unbundling of the Local Loop

        On December 18, 2000, the European Commission approved a regulation requiring wireline network operators to make the local loop between their customers and the local switches on their networks available to competitors. Such a requirement also exists in Law 5/2004. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to rely upon the network operator's relationship with the customers. According to the regulation and Law 5/2004, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. ANACOM has announced that unbundling of the local loop should be available in Portugal in accordance with the terms of the EC regulation and Law 5/2004. Our PT Comunicações wholesale unit regularly publishes updated versions of the reference offer for unbundled access to our local loops in accordance with terms established by ANACOM.

        We have made available to our competitors all of the local switches for remote and physical co-location where technical and space conditions are available. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

Other Requirements

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

Internet and Related Services

        Various regulatory developments may affect our Internet business. Portugal has adopted Decree Law 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. A new Data Protection Directive was adopted by the European Commission in 2006, imposing data-retention obligations on operators. It is not possible at this time to ascertain the burden that data protection schemes or other self-regulation and content-monitoring requirements may impose on our Internet business.

EU Competition Directive

        The European Commission issued a directive on September 16, 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. We believe that steps already taken to operate our cable television business in Portugal through PT Multimédia, a separate legal entity, have satisfied the requirements of the directive implemented in Portugal. In addition, we believe that the proposed spin-off of our interest in PT Multimédia will address the long-standing objections of the Portuguese regulators in this regard.

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

        Our Wireline Concession.    The Portuguese government granted Portugal Telecom a Concession on March 20, 1995. The Concession had an initial term of 30 years, expiring in 2025. As part of the reorganization of our businesses, Portugal Telecom transferred the Concession to its subsidiary PT Comunicações. The Council of Ministers approved this transfer in a Decree Law that came into effect upon publication in the Portuguese Official Journal on September 9, 2000. The Concession confers rights with respect to provision of transmission infrastructure and leased circuit services as well as wireline telephone, telex and telegraphy services in Portugal.

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

        In addition, after 2010 the Portuguese government may revoke the Concession upon at least one year's notice if it deems such action to be justified in the public interest. In that event, we would be entitled to compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the Concession expires.

        Our modified Concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 pursuant to Regulation No. 38/2004, which was published in September 2004. The new regime replaces Law 91/97, which granted us an exemption from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the Concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is still being challenged in the Portuguese courts by the Municipality of Oporto. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees".

        We are required to provide special telephone prices to certain eligible retired and pensioner Portuguese citizens. Until December 31, 2006, the costs of providing these special prices were directly reimbursed by the Portuguese government. In addition, we offer supplementary discounts to certain retired and pensioner Portuguese citizens without reimbursement from the Portuguese government. The cost of these discounts for our wireline business was approximately €7.8 million in 2005 and €6.4 million in 2006.

        The Concession imposes a universal service obligation on us. See "—Universal Service Obligations" above.

        The Ministry of Finance is responsible for monitoring financial issues with respect to the Concession. The Ministry of Economy is responsible for all other issues under the Concession. ANACOM is authorized to monitor and assess penalties up to a maximum of €5,000,000 if we fail to fulfill our obligations under the Concession or other obligations imposed by law. Disputes concerning the application and interpretation of the Concession are dealt with by arbitration.

        Our Data Licenses and Registrations.    Our subsidiary PT Prime holds:

  •
  a non-exclusive license to provide wireline services;

  •
  a non-exclusive license to be a "Public Telecommunications Networks" operator; and

  •
  due to our reorganization, all the former Telepac licenses, including a data communications license.

        Our data communications license authorizes us to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes us to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes us to construct certain networks infrastructure in connection with licensed services. With respect to packet switched data, the data communications license is valid for 30 years, unless our wireline Concession is terminated earlier. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, under Law 5/2004, and in accordance with the EU licensing regime, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

        In April 1997, ANACOM granted PT Prime a license to provide data communications services using satellite infrastructure.

        In April 1997, ANACOM also granted PT Prime a license to offer voice services to corporate networks and other closed groups of users.

        Our Mobile Service Licenses.    Mobile telephone service licenses are valid for 15 years and are issued by ANACOM under Law No. 5/2004 (which revoked Decree Law 381-A/97). These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal's population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

        Through TMN, we hold a renewable, non-exclusive license to provide traditional and GSM digital mobile telephone services throughout Portugal. The authorization for the use of GSM radio spectrum was renewed in December 2006 and is now valid until 2021. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to us. Vodafone Portugal was awarded its license in 1991. Optimus was awarded a license in 1997 and began operations in September 1998.

        We are required to comply with a number of mobile telephone service criteria. These include satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. We are also required to provide ANACOM with information about our mobile telephone operations, including the number of customers, number and average duration of calls on a quarterly basis. We are also required to provide annual information to ANACOM about the development of infrastructure.

        In 2000, ANACOM conducted a tender for four licenses for universal mobile telecommunications services, known as UMTS. UMTS services are the European version of the globally accepted technical standards for "third generation" mobile communications. UMTS constitutes a significant advance over the "second generation" digital GSM mobile services currently provided. The "first generation" services were traditional analog mobile services. The broadband capacity of the frequency spectrum to be allocated under the UMTS licenses enables operators to supply video and Internet content to mobile handsets at higher transmission speeds.

        The UMTS licenses were issued by ANACOM at the end of 2000. The licenses cover all of Portugal and are valid for 15 years. The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the end of 2000, and TMN's license expires in January 2016. In addition, TMN and the other mobile operators have committed to making contributions to the Portuguese information society. One of the licenses was also awarded to Oniway, a new entrant in the Portuguese mobile market. However, Oniway decided not to participate in the provision of third generation mobile services, and TMN, Vodafone and Optimus requested that the Oniway license be transferred to them, dividing the cost and the resulting spectrum. This request was granted by a special ministerial order in January 2003.

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

  •
  65.7% by the end of the third year; and

  •
  77.3% by the end of the fifth year.

        TV Cabo's Cable Television Authorizations.    Under the new regulatory framework set out in Law No. 5/2004, of February 10, 2004, the provision of cable television networks and services is subject only to a general authorization regime, which depends on the compliance with the rules provided for in the law and regulations. That is, the new framework does not require specific authorizations or licenses from ANACOM.

        Currently, TV Cabo and its subsidiaries Cabo TV Açoreana and Cabo TV Madeirense, hold nine cable television authorizations to provide cable television services in 125 counties in continental Portugal and the Madeira and Azores Islands. All of these authorizations expire in May 2009 and will not be renewed, allowing the new regulatory framework to take effect. Currently, certain other operators are also authorized to provide cable television services in Portugal. See "—Competition—Competition Facing PT Multimédia's Pay TV and Broadband Internet Business". All these authorizations permit the construction of cable distribution centers and networks. They also contain quality of service standards and, in most cases, obligations to construct networks capable of reaching 80% of the population of the authorized area. The charges for the provision of cable television services are not subject to regulation.

        Under Portuguese law, advertising on TV Cabo's channels is generally restricted on the same terms as on broadcast TV. These restrictions include a ban on alcohol advertisements before 10 p.m. and a complete ban on tobacco advertisements. Advertising on premium channels cannot take up more than 10% of air time, and advertising on basic channels cannot take up more than 15% of air time.

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

Brazil

        General.    Vivo's mobile business, the services it provides and the prices it charges are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

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

        In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunications services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements, and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. The government authority is also entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a limited duration and is generally renewable once.

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

        SMP Regulation.    In November 2000, ANATEL adopted certain regulations for the issuance of new licenses to provide wireless communications services through SMP rules to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunications services. ANATEL organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1800 MHz radio frequency bands, and they were denominated band C, band D and band E. These new licenses were auctioned by ANATEL and awarded during the first quarter of 2001, at the end of 2002, in September 2004 and in March 2006. In July 2006, the Bill & Keep regime was discontinued. The current rule is "full billing", pursuant to which the SMP operator pays the entire call termination fee of the other mobile network. The partial "Bill and Keep" rule is still used between the SMP and SME (trunking) networks.

        Under these new licenses:

  •
  services are to be provided using the 1,800 MHz frequency;

  •
  each operator may optionally provide domestic and international long-distance services in its licensed area;

  •
  existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market, can bid for band C, band D and band E licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for band D and band E licenses;

  •
  a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

  •
  current band A and band B cellular service providers can apply for an extra frequency range.

        Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

        Vivo's operating subsidiaries all held concessions prior to the introduction of the SMP regime. Subsequent to its introduction, they have migrated to the new SMP regime, and their concessions have been converted into licenses to use the radio frequency spectrum in their respective bands and provide services in the regions in which they operate. See "—Our Businesses—Brazilian Mobile Business". In order to migrate services to the SMP regime, Vivo's operating subsidiaries were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from their networks.

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

        Interconnection.    Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All mobile operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service providers. The terms and conditions of the interconnection agreements are freely negotiated between parties, subject to price caps and other rules established by ANATEL. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a non-discriminatory basis. If the parties cannot agree on the terms and conditions of interconnection, ANATEL may determine the terms and conditions by arbitration. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations.

        In 2005, ANATEL further standardized interconnection regulations to facilitate negotiation of interconnection agreements between wireline operators and mobile operators, referred to as the Sistema de Telefonia Fixa Comutada (Fixed Telephony Interconnection System, or STFC).

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

        Vivo's SMP licenses impose obligations to meet quality of service standards, such as the system's ability to make and receive calls, call failure rates, the network's capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL published the method for assessing these quality service standards on April 23, 2003 (ANATEL Resolution No. 335/03).

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

        Internet and Related Services.    In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and are not considered telecommunications service providers. ANATEL's Resolution 190 requires cable operators to act as carriers of third-party Internet service providers. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the Internet and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks. This would affect Vivo indirectly because mobile phones are used extensively for Internet traffic.

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

ITEM 4A—UNRESOLVED STAFF COMMENTS

        We received a comment from the staff of the Securities and Exchange Commission (the "Staff") in connection with our Annual Report on Form 20-F for the year ended December 31, 2005 asking whether our equity investee Universe Online S.A. ("UOL") was significant under Rule 3-09 of Regulation S-X for such year. We have concluded that our interest in UOL represented a significant portion of our net income from continued operations before change in accounting principles under U.S. GAAP for purposes of Rule 3-09 of Regulation S-X for the year ended December 31, 2005. Consequently, we have included in Item 18 to this Annual Report (1) audited financial statements for UOL for the years ended December 31, 2005 and 2006 and (2) a descriptive disclosure of the differences between U.S. GAAP and Brazilian Generally Accepted Accounting Principles (BGAAP) applicable to UOL. We understand that the related Staff comment will be resolved upon the inclusion of such financial statements in this Annual Report.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union. IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see "—U.S. GAAP Reconciliation and Recent Accounting Pronouncements" below and Notes 47, 48 and 49 to our audited consolidated financial statements.

Overview

Our Business and Revenue Reporting Categories

        Portugal Telecom, SGPS S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided and the manner in which our management views and manages our operations. Portugal Telecom's businesses consist of the following:

•	Wireline Business	Offering the following wireline services:
		—	Retail services, including fixed line telecommunications service and Internet services to residential customers;
		—	Wholesale services; and
		—	Data and corporate services, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.
•	Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.
•	Multimedia Business	Offering multimedia and Internet-related services for the residential market through PT Multimédia and its subsidiaries, including:
		—	Cable and satellite television through TV Cabo;
		—	Broadband Internet access through cable modems provided by TV Cabo;
		—	TV programming activities through PT Conteúdos and its subsidiaries and affiliates;
		—	Cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs, videos, and videogames through Lusomundo Audiovisuais; and
		—	Cinema exhibition through Lusomundo Cinemas.
•	Brazilian Mobile Business	Offering mobile services in Brazil, such as voice, data and Internet-related services, through Vivo.
•	Other	International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS S.A. holding company. Our international investments other than Vivo mainly include:
		—	Mobitel, providing call center services in Brazil, which we fully consolidate in our audited consolidated financial statements;
		—	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands, which we fully consolidate in our audited consolidated financial statements;
—
MTC, providing mobile telecommunications services in Namibia, in which we acquired a 34% stake in September 2006 and which we fully consolidated in our audited consolidated financial statements for the last four months of 2006;

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

Consolidation Treatment of Vivo and Sport TV

        Vivo.    We provide mobile telecommunications services in Brazil through Vivo Participações S.A., or Vivo. We hold our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica. Following a series of reorganizations described in "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business", Vivo Participações S.A. has one wholly owned subsidiary, Vivo S.A. As of December 31, 2006, Brasilcel and its subsidiaries held 88.85% of the common shares of Vivo Participações, 47.76% of its preferred shares and 62.77% of its total share capital.

        We proportionally consolidate the financial results of Vivo in our consolidated financial results for the years ended December 31, 2004, 2005 and 2006.

        Sport TV.    We acquired an additional 16.6% stake in Sport TV in a purchase completed in April 2004, increasing our ownership in that company to 50%. We proportionally consolidate the financial results of Sport TV in our consolidated financial results for the years ended December 31, 2004, 2005 and 2006.

Business Drivers and Measures

        The businesses of each of our segments are affected by a number of significant industry trends. In operating our businesses and monitoring their performance, we also pay attention to a number of operational and other factors. We summarize some of these trends and factors for each of our business segments below.

  Wireline Business

  •
  Traffic Trends.    Since 2002, we have experienced a continuing decrease in traffic on our fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both our retail and wholesale revenues. We have also experienced strong increases in customers of our ADSL broadband Internet services, as well as a corresponding decrease in dial-up Internet use. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Fixed Line Network" and "—Traffic".

  •
  Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans.    Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which has negatively affected our retail revenues. One of our strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in our competitive market. Our pricing plans tend to increase our revenues from fixed charges but sometimes decrease our traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. In our wholesale business, the decrease in regulated fixed-to-mobile interconnection charges has also affected our revenues because our wholesale wireline unit records revenue from international incoming calls through our network that terminate on the networks of mobile operators, although the impact on our results of operations relating to wholesale services has not been significant. Decreases in transit traffic (calls that use our network but neither originate nor terminate on our network) also have affected our wholesale revenues. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Retail—Fixed Line Telephone Services" and "—Wholesale—Prices".

  •
  Workforce Reductions and Post Retirement Obligations.    We expect to continue to use workforce reductions to decrease our labor costs and increase our productivity over time. In 2006, we reduced our workforce in Portugal by 792 employees, incurring expenses of €229.2 million to do so. Workforce reductions in our fixed line business will continue to be a significant feature of our cost management in 2007. In addition, we have substantial unfunded liabilities for unfunded pension and healthcare benefits during those periods. In 2005, we established an autonomous fund, to which we contributed €300 million in 2005 and €302 million in 2006 to finance our post retirement healthcare obligations, and we also made contributions to our pension funds. We expect that contributions to these funds will continue to represent significant outflows in the coming years. In the second half of 2006, we made changes to the health care plan of our wireline business in order to maintain its long-term sustainability, which resulted in a reduction in healthcare obligations of €146 million, of which €127 million were recorded as a prior years' service gain. In addition, in December 2006, our subsidiary PT Comunicações and the Portuguese national health care system (SNS) agreed to terminate the protocol entered into in 2004 related to the health care plan, which resulted in a reduction of liabilities of €220.4 million recorded in the income statement under the caption "curtailment costs, net." See "—Post Retirement Benefits" below and Note 9.2 to our audited consolidated financial statements.

  Domestic Mobile Business

  •
  Decreasing Interconnection Charges.    In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result ANACOM imposed price controls on interconnection charges that caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease by an average of 23.5% in 2005 and 18.5% in 2006. Both interconnection rates reached €0.11 per minute at the beginning of October 2006. These reductions have had a significant impact on TMN's revenues and results of operations. See "Item 4—Information on the Company—Our Business—Domestic Mobile Business—Prices and Revenue Breakdown".

  •
  Continuing Roll-Out of 3G Services.    One of the ways in which we respond to intense competition in the mobile networks market is by continuing to develop and bring to market innovative third generation (3G) services that increase revenues and customer loyalty. We list several of our recently launched services in "Item 4—Information on the Company—Domestic Mobile Business—Services". Remaining competitive requires continuing investments to build out our third generation network and develop new services, and our capital expenditures on our third generation network have increased in recent years.

  Multimedia Business

  •
  Shift from Analog to Digital Service.    In order to remain competitive, PT Multimédia completed the shift of the premium content cable signal from analog to digital. Digitalization of cable television business both creates a platform for offering more value-added and competitive services, while facilitating our ability to restrict illegal access to our content. In addition, shutting down the analog signal for premium content improves cable network capacity by allowing, for example, further increases in broadband internet download speeds. PT Multimédia also expects to face increasing competition from other broadband providers and from new technologies, including IP television. See "Item 4—Information on the Company—Our Businesses—Multimedia Business—TV Cabo—Digitalization" and "—Network".

  •
  Effect of Macroeconomic Factors on Premium Services Provided.    PT Multimédia's revenues are sensitive to general macroeconomic conditions in Portugal, which result, for example, in higher disconnection levels on Pay TV and Internet services, thereby affecting PT Multimédia's customer base and its retention costs.

  Brazilian Mobile Business

  •
  Shift to Prepaid Services.    The Brazilian mobile market has been influenced in recent years by a shift to prepaid services. Prepaid services generate usage charges and interconnection charges but do not generate fixed monthly charges. Prepaid services have also attracted lower income customers to Vivo's services, and prepaid customers tend to make fewer outgoing calls than contract customers. Because of the importance of contract customers to Vivo's business, Vivo has undertaken initiatives to maintain and develop the contract customer base.

  •
  Competition.    Vivo faces aggressive competition throughout its service regions, both from existing competitors and new entrants into the market. In the face of this competition, Vivo has generally pursued a strategic focus on profitability and selective customer growth, rather than a specific focus on gaining market share. Within its strategic focus, Vivo pursues a number of strategies to address these competitive pressures, often including discounts on handsets and accessories, loyalty programs (which have generally contributed to a reduction in revenues from monthly subscription charges in the short term) and marketing and promotional expenses (which increase selling expenses).

  •
  Impact of Regulatory Matters.    The introduction of carrier pre-selection codes in 2003 has tended to decrease both the outgoing call revenues of Vivo and the interconnection charges it pays to other companies. At the same time, the partial "Bill & Keep" regime governing interconnection charges also introduced in 2003 tended to decrease the revenues received by Vivo from interconnection fees charged to other companies. Then in July 2006, ANATEL eliminated the partial "Bill & Keep" regime and established "full billing," under which the SMP operator pays the entire call termination fee of the other mobile network. The termination of the partial "Bill & Keep" regime had a positive impact on interconnection revenues in 2006. However, significant uncertainty remains regarding future regulation of interconnection charges and other matters by ANATEL. See "Item 4—Information on the Company—Regulation—Brazil".

        All our business segments are subject to significant competition and operate in highly regulated environments. You should carefully review "Item 4—Information on the Company—Competition" and "—Regulation" for more information. In addition, you should be aware of the risks to which each of our businesses is subject. See "Item 3—Key Information—Risk Factors".

Transition to International Financial Reporting Standards

        Portugal Telecom applies IFRS as adopted by the European Union, and including all interpretations of the International Financial Reporting Interpretation Committee as of December 31, 2006. For Portugal Telecom, there are no differences between IFRS as adopted by the EU and IFRS as published by the International Accounting Standards Board. Portugal Telecom's consolidated financial statements prepared in accordance with IFRS include comparative financial statements for the years ended December 31, 2004, 2005 and 2006. IFRS requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS (January 1, 2004) and throughout all periods presented in the first IFRS consolidated financial statements.

        Explanation of Exemptions Applied Under IFRS 1.    In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under Portuguese GAAP for the year ended

December 31, 2003 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2004 on the basis of those standards under IFRS in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions applied by Portugal Telecom are explained below:

  •
  Cumulative Translation Differences.    Under IAS 21, "The Effects of Changes in Foreign Exchange Rates", differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would ordinarily be required to be determined retrospectively. However, under an exemption contained in IFRS 1, cumulative translation differences may be deemed to be zero as of January 1, 2004, the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. Portugal Telecom has applied this exemption. See Note 3(q) to our audited consolidated financial statements for a more detailed discussion of our accounting for cumulative translation differences.

  •
  Revaluation as Deemed Cost.    Companies that have revalued their assets in accordance with the legislation in force at a particular date prior to first-time adoption of IFRS may establish the related value as deemed cost of the assets and may account for the assets from the date of the revaluation in accordance with IFRS effective at the date of preparation of the first IFRS financial statements. In prior years, Portuguese legislation allowed companies to perform a revaluation of their tangible assets in accordance with applicable official inflation rates. Portugal Telecom has applied the exemption under IFRS, and, accordingly, the revaluation of its tangible assets performed in accordance with Portuguese legislation prior to January 1, 2004 was included as the deemed cost of the assets for IFRS purposes. See Note 3(c) to our audited consolidated financial statements for a more detailed discussion of our accounting for tangible assets. The effect of the revaluation on our balance sheet was to increase our tangible assets and other investments by a total amount of approximately €157 million and €141 million at December 31, 2005 and 2006, respectively.

  •
  Business Combinations.    IFRS 3, "Business Combinations", is not required to be applied retroactively to business combinations that took place before the date of transition to IFRS. Portugal Telecom has applied this exemption and has therefore recorded goodwill relating to business combinations prior to January 1, 2004 as it was recorded under Portuguese GAAP. Since January 1, 2004, goodwill has not been amortized and business combinations since that date have been recorded in accordance with IFRS 3. At the date of transition to IFRS, goodwill was tested for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and was written down, if required. Historical cost and accumulated goodwill amortization were netted for the purpose of preparing the opening IFRS consolidated balance sheet. If we had not applied this exemption, we would have had to measure net assets acquired in acquisitions that took place prior to January 1, 2004 at fair value. If we had not applied the exemption, we expect that the net assets related to companies acquired prior to January 1, 2004 on our opening IFRS consolidated balance sheet could have been higher and our goodwill could have been lower.

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

        Property, plant and equipment, and intangible assets.    Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining fair value at the acquisition date, in particular in the case of assets acquired in a business combination, and for determining the expected useful lives of those assets. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management's judgment.

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. At December 31, 2006, 2005 and 2004, Portugal Telecom concluded that the carrying value of these assets did not exceed their recoverable amounts.

        Under U.S. GAAP, the recoverability of intangible assets subject to amortization is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, an impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value. Reversal of previously recognized impairment losses is not permitted.

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

        Under U.S. GAAP, effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18"). The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches, as explained above. Goodwill in each operating segment will be tested for impairment at the year end.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        The goodwill impairment analysis that we conducted as of December 31, 2006 did not suggest that any such impairment was likely in a future period.

        Impairment tests.    The determination of the recoverable amount of a cash-generating unit (under IFRS) or the fair value of an asset group or a reporting unit (under U.S. GAAP) for impairment testing purposes involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value under both IFRS and U.S. GAAP and the amount of any goodwill write-down.

        Accrued post retirement liability.    As of December 31, 2006, we recorded an accrued post retirement liability amounting to €1,673.5 million to cover our net unfunded obligations regarding pensions and post retirement healthcare benefits. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our independent actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing (approximately 25 years) of the estimated defined benefit payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected.

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

Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview". The key changes over the course of 2005 and 2006 include:

  •
  increasing revenues from Brazilian mobile services and from pay TV and Internet services;

  •
  decreasing wireline telephone service revenues and domestic mobile services;

  •
  a high level of workforce reduction program costs in 2005 and 2006, as we focus on increasing the efficiency of our wireline business, which in 2006 were partially offset by gains related to the termination of the protocol with the Portuguese national healthcare system; and

  •
  a lower provision for income taxes recorded in 2006 following the recognition of tax credits and gains totaling €330 million, as explained below.

        The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004		2005			2006
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
CONTINUED OPERATIONS
Operating revenues:
Wireline business	2,144.8	35.9%	(4.4)%	2,050.4	32.1%	(6.8)%	1,911.9	30.1%
Retail	1,374.0	23.0%	(4.2)%	1,315.7	20.6%	(11.2)%	1,168.8	18.4%
Wholesale	360.0	6.0%	(8.9)%	328.1	5.1%	1.9%	334.4	5.3%
Data and corporate	225.6	3.8%	2.4%	231.0	3.6%	4.8%	242.1	3.8%
Directories	129.7	2.2%	(7.2)%	120.4	1.9%	(9.6)%	108.9	1.7%
Sales	35.5	0.6%	(4.8)%	33.8	0.5%	(5.0)%	32.1	0.5%
Other	20.0	0.3%	7.5%	21.5	0.3%	19.0%	25.6	0.4%
Domestic mobile business	1,462.4	24.5%	(0.5)%	1,455.4	22.8%	(2.1)%	1,424.4	22.5%
Services	1,307.1	21.9%	(0.1)%	1,306.2	20.5%	(1.3)%	1,289.0	20.3%
Sales	149.1	2.5%	4.6%	142.2	2.2%	(11.4)%	126.0	2.0%
Other	6.3	0.1%	11.1%	7.0	0.1%	33.8%	9.4	0.1%
Multimedia business	597.9	10.0%	4.9%	627.4	9.8%	5.8%	663.8	10.5%
Pay-TV and cable Internet	511.9	8.6%	7.6%	550.7	8.6%	6.9%	588.5	9.3%
Audiovisuals	85.2	1.4%	(11.2)%	75.7	1.2%	(0.6)%	75.3	1.2%
Other	0.8	0.0%	37.5%	1.1	0.0%	(96.1)%	0.0	0.0%
Brazilian mobile business	1,599.1	26.8%	27.4%	2,036.9	31.9%	3.3%	2,104.8	33.2%
Services	1,425.3	23.9%	21.9%	1,737.8	27.2%	3.0%	1,789.8	28.2%
Sales	136.6	2.3%	71.2%	233.8	3.7%	9.0%	254.8	4.0%
Other	37.3	0.6%	75.1%	65.3	1.0%	(7.8)%	60.2	0.9%
Other businesses	163.2	2.7%	31.9%	215.2	3.4%	10.7%	238.1	3.8%
Services	152.4	2.6%	36.0%	207.2	3.2%	5.7%	219.0	3.5%
Sales	3.7	0.1%	2.7%	3.8	0.1%	237.9%	12.8	0.2%
Other	7.1	0.1%	(39.4)%	4.3	0.1%	47.6%	6.3	0.1%
Total operating revenues	5,967.4	100.0%	7.0%	6,385.4	100.0%	(0.7)%	6,343.0	100.0%

Costs, expenses, losses and income:
Wages and salaries	631.8	10.6%	5.6%	667.3	10.5%	0.2%	668.4	10.5%
Post retirement benefits	58.8	1.0%	N.A.	(21.6)	(0.3)%	233.8%	(72.1)	(1.1)%
Direct costs	852.0	14.3%	3.4%	881.2	13.8%	3.1%	908.4	14.3%
Costs of products sold	595.8	10.0%	9.5%	652.3	10.2%	(8.6)%	596.5	9.4%
Support services	203.8	3.4%	13.0%	230.2	3.6%	(0.1)%	230.0	3.6%
Marketing and publicity	159.8	2.7%	15.4%	184.4	2.9%	(15.7)%	155.4	2.4%
Supplies and external services	810.5	13.6%	18.3%	958.6	15.0%	7.0%	1,025.5	16.2%
Indirect taxes	123.2	2.1%	34.7%	166.0	2.6%	6.8%	177.3	2.8%
Provisions and adjustments	168.8	2.8%	1.6%	171.5	2.7%	34.2%	230.2	3.6%
Depreciation and amortization	934.9	15.7%	19.9%	1,120.7	17.6%	8.0%	1,209.8	19.1%
Impairment losses(1)	28.0	0.5%	N.A.	—	—	—	—	—
Curtailment costs, net	165.6	2.8%	89.8%	314.3	4.9%	(93.5)%	20.3	0.3%
Losses on disposals of fixed assets, net	9.2	0.2%	(87.2)%	1.2	—	N.A.	8.1	0.1%
Other costs	83.6	1.4%	(78.8)%	17.7	0.3%	N.A.	98.4	1.6%
Income before financial results and taxes	1,141.6	19.1%	(8.7)%	1,041.8	16.3%	4.3%	1,086.8	17.1%
Net interest expense	204.9	3.4%	25.7%	257.6	4.0%	(11.8)%	227.2	3.6%
Net foreign currency exchange losses (gains)	4.5	0.1%	N.A.	(41.3)	(0.6)%	(88.2)%	(4.9)	(0.1)%
Net losses (gains) on financial assets	(11.6)	(0.2)%	N.A.	8.8	0.1%	N.A.	(18.3)	(0.3)%
Equity in earnings of affiliated companies	(20.9)	(0.4)%	N.A.	(238.2)	(3.7)%	(44.9)%	(131.4)	(2.1)%
Net other financial expenses	55.6	0.9%	15.9%	64.5	1.0%	(18.9)%	52.3	0.8%
Income before taxes	909.1	15.2%	9.0%	990.5	15.5%	(2.9)%	961.8	15.2%
Income taxes	210.0	3.5%	53.9%	323.3	5.1%	(97.6)%	7.7	0.1%
Net income from continued operations	699.1	11.7%	(4.6)%	667.2	10.4%	43.0%	954.1	15.0%
Discontinued operations:
Net income from discontinued operations	26.1	0.4%	(16.6)%	21.7	0.3%	—	—	0.0%
Net income	725.2	12.2%	(5.0)%	689.0	10.8%	38.5%	954.1	15.0%
Attributable to:
Minority interests(2)	102.0	1.7%	(65.7)%	35.0	0.5%	149.6%	87.4	1.4%
Equity holders of the parent	623.2	10.4%	4.9%	654.0	10.2%	32.5%	866.8	13.7%

(1)
We recorded an impairment loss on the goodwill of the Audiovisuals unit of PT Multimédia in 2004, calculated as the difference between the carrying value and management's estimates of the recoverable amount based on the discounted cash flows from this business.

(2)
In 2004, income applicable to minority interests primarily included 50% of the share of minority shareholders of Vivo's subsidiaries in their corresponding income (€37.8 million) and the share of minority shareholders in the income of PT Multimédia (€52.0 million) and Cabo Verde Telecom (€7.1 million). In 2005, income applicable to minority interest primarily included 50% of the share of minority shareholders of Vivo's subsidiaries in their income (negative €11.0 million) and the share of minority shareholders in the income of PT Multimédia (€33.9 million) and Cabo Verde Telecom (€8.2 million). In 2006, income applicable to minority interests primarily included 50% of the share of minority shareholders of Vivo's subsidiaries (prior to the elimination of those subsidiaries in Vivo's reorganizations in 2006) in their corresponding income (€558.4 million) and the share of minority shareholders in the income of PT Multimedia (€171.0 million), MTC (€62.6 million) and Cabo Verde Telecom (€37.6 million)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenues

        Our operating revenues decreased to €6,343.0 million in 2006 from €6,385.4 million in 2005, a decrease of 0.7%, reflecting in part the decrease in interconnection tariffs (a negative impact at the wireline business and TMN of €22 million and €49 million, respectively), which was offset by a higher contribution from Vivo, due to the appreciation of the Real against the Euro during the period, and PT Multimédia. Although the contribution from Vivo increased 3.3% to €2,104.7 million in 2006 from €2,036.9 million in 2005, in local currency terms our proportion of Vivo's revenues decreased by 7.2% to R$5,749.0 million in 2006 from R$6,193.5 million in 2005. The reasons for these changes are explained in more detail below.

        We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Wireline Business.    The table below sets forth the operating revenues from our wireline business in 2005 and 2006.

	2005	2006	% Change
	(EUR Millions)
Wireline Operating Revenues (Stand-Alone)
Retail	1,318.8	1,173.5	(11.0)%
Wholesale	457.7	464.2	1.4%
Data and corporate	244.9	250.5	2.3%
Other wireline services	192.2	183.6	(4.5)%

Total	2,213.6	2,071.8	(6.4)%

        Retail.    Retail revenues decreased 11.0% to €1,173.5 million in 2006 from €1,318.8 million in 2005. This decrease occurred mainly due to lower traffic revenues and, to a lesser degree, fixed charges resulting from competition from fixed and mobile operators. The decrease in volume is due to the reduction in PSTN and ISDN lines to 3,317 thousand as of December 31, 2006 from 3,769 thousand as of December 31, 2005. Of those lines, 408 thousand lines were being used by customers of our wireline competitors through carrier pre-selection as of December 31, 2006, a decrease of 29.1% from 575 thousand lines as of December 31, 2005. In addition, a decrease in the regulated fixed-to-mobile interconnection tariffs had a negative impact of €21.6 million on retail traffic revenues in 2006. The decreases in fixed line traffic and prices in recent years are described further in "Item 4—Information on the Company—Our Businesses—Wireline Business—Traffic" and "—Retail". The number of pricing plans in use by our customers increased significantly to 2,827 thousand in 2006 from 1,795 thousand in

2005, contributing to an increase in revenues from fixed charges. However, the growing percentage of flat rate pricing plans contributed in part to the decrease in traffic revenues.

        The decreases in traffic revenues and fixed charges were partially offset by a 13.0% increase in ADSL retail revenues to € 170.1 million in 2006 from €150.6 million in 2005. ADSL retail lines increased to 685 thousand lines as of December 31, 2006 from 585 thousand lines as of December 31, 2005 as increasing numbers of customers switched to ADSL service from dial-up Internet service.

        Wholesale.    Wholesale revenues increased by 1.4% to €464.2 million in 2006 from €457.7 million in 2005. This increase is primarily explained by the increase in leased lines due to the rollout of mobile 3G networks in Portugal, as well as the growth in unbundled local loop (ULL) and wholesale line rental (WLR) revenues. Domestic and international revenue per minute for calls terminated on our network, which are recorded as wholesale revenues, declined 7.8% and 21.0%, respectively, in 2006. Wholesale revenues also were affected by decrease in wholesale Internet traffic as reflecting the increasing switch to broadband from dial-up service described in "Item 4—Information on the Company—Our Businesses—Wireline Business—Wholesale—Traffic".

        Data and Corporate.    Data and corporate revenues increased by 2.3% to € 250.5 million in 2006 from €244.9 million in 2005, partly as a result of the growth in network management and outsourcing, partially offset by a decline in revenues from virtual private networks (VPN) and circuits. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Data and Corporate".

        Domestic Mobile Business.    The table below sets forth the operating revenues from our domestic mobile business in 2005 and 2006.

	2005	2006	% Change
	(EUR Millions)
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,116.3	1,117.0	0.1%
Interconnection	287.3	246.2	(14.3)%
Sales	146.3	129.7	(11.4)%
Other operating revenues	7.1	9.4	33.1%

Total	1,557.1	1,502.4	(3.5)%

        Operating revenues from our domestic mobile business decreased by 3.5% to € 1,502.4 million in 2006 from €1,557.1 million in 2005, primarily as a result of the impact on service revenues of the mobile termination rate cuts (€49 million) and lower equipment sales. Customer growth in 2006 supported the performance of billing revenues, which remained stable at €1,117.0 million in 2006 (and increased 7.7% in the second half of 2006 compared to the first half of 2006). However, interconnection revenues continued to decline sharply due to the reduction in mobile termination rates over the past quarters. The reduction of the fixed-to-mobile and mobile-to-mobile interconnection rates at the beginning of each quarter of the year led to an average decline in 2006 of 18.5% and 18.6%, respectively, in interconnection rates to €0.11 per minute for both rates at the beginning of October 2006. Excluding the €49 million impact of lower mobile termination rates, service revenues would have increased by 0.6% in 2006. Revenues from sales of handsets decreased by 11.4% to € 129.7 million in 2006 from €146.3 million in 2005.

        Multimedia Business.    The table below sets forth the operating revenues from our multimedia business in 2005 and 2006.

	2005	2006	% Change
	(EUR Millions)
Multimedia Operating Revenues (Stand-Alone)
Pay TV and Cable Internet	553.0	591.1	6.9%
Audiovisuals	53.4	52.6	(1.5)%
Cinema	40.0	43.7	9.2%
Other and eliminations	(18.0)	(20.9)	16.1%

Total	628.5	666.5	6.1%

        Operating revenues from our multimedia business increased by 6.1% to €666.5 million in 2006 from €628.5 million in 2005. This increase was primarily due to the growth in Pay TV and broadband Internet revenues. Average monthly revenue per customer in the Pay TV business increased by 5.7% to €29.1 in 2006 from €27.6 in 2005. Revenues from the audiovisuals business decreased by 1.5% in 2006 to €52.6 million from €53.4 million in 2005 with a reduction in video/DVD sales being partially offset by an increase in revenues from exhibition and transmission rights. Revenues from the cinema business increased by 9.2% to €40.0 million in connection with the growth in ticket sales.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in 2005 and 2006 in Euros and the total operating revenues of the Brazilian mobile business (including the portion attributable to our joint venture partner) in Reais.

	2005	2006	% Change	2005	2006	% Change
	(EUR Millions)(1)			(R$ Millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	1,737.8	1,789.8	3.0%	10,567.8	9,777.5	(7.5)%
Sales	233.8	254.8	8.9%	1,422.0	1,391.7	(2.1)%
Other operating revenues	65.3	60.2	(7.8)%	397.2	328.9	(17.2)%

Total	2,036.9	2,104.7	3.3%	12,387.0	11,498.0	(7.2)%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased by 3.3% to € 2,104.7 million in 2006 from €2,036.9 million in 2005, primarily as a result of the impact of the appreciation of the Real against the Euro. In local currency terms, operating revenues decreased by 7.2% as a result of the decrease in service revenues, equipment sales and other operating revenues. Service revenues decreased by 7.5% in 2006, largely as a result of the challenging operating environment in Brazil. The average revenue per user per month in 2006 was R$27.1 million, as compared to R$28.7 million in 2005 primarily due to the decrease in incoming traffic, the migration of fixed-to-mobile to mobile-to-mobile traffic and traffic promotions. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Other Businesses.    Operating revenues from our other businesses contributed €238.2 million to our consolidated operating revenues in 2006, an increase of 10.7% from €215.2 million in 2005. This increase was primarily due to the full consolidation of MTC for the first time in 2006 following the acquisition of a 34% stake in this company in September 2006.

Costs, Expenses, Losses and Income

        As explained in more detail below, our costs decreased in 2006 due to, among other factors, the reduction in net curtailment costs and in post retirement benefits expenses, which were partially offset by increases in depreciation and amortization and other costs, net. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 0.2% to €668.4 million in 2006 from €667.3 million in 2005. On a constant currency basis, wages and salaries would have decreased by 2.6%, primarily as a result of the 5.1% decrease in the wireline business in connection with its workforce reduction program. These effects were partially offset by the 5.8% increase in local currency terms in wages and salaries of Mobitel, PT's call center business in Brazil, due to the increase in its average number of employees in 2006 by 1,310 employees compared to 2005.

        Post Retirement Benefits.    We recorded a €72.1 million gain from post retirement benefits in 2006, compared to a gain of €21.6 million in 2005, primarily as a result of (1) the increase in prior year service gains (from €137 million in 2005 to €151 million in 2006) and (2) an improvement in the return on assets resulting from contributions made to our pension funds in 2005 and 2006. In 2006, the prior year service gains of €151 million were primarily related to a reduction in healthcare benefits (€127 million) in connection with changes made to our healthcare plan in order to maintain its long-term sustainability and financing. In 2005, the prior year service gains of €137 million were primarily related to (1) a change in the retirement age in Portugal (€110 million) and (2) a change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries (€27 million). This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Workforce Reduction Program Costs" below.

        Direct Costs.    Direct costs increased by 3.1% to €908.4 million in 2006 from €881.2 million in 2005. This increase was primarily due to an increase of 7.4% in programming costs at PT Multimédia to €149.9 million and an increase in other direct costs, primarily due to the growth in content expenses related to 3G services at TMN. Telecommunications costs, which are the main component of direct costs, increased by 0.2% to €562.6 million in 2006, with lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal being more than offset by an increase in telecommunications costs at Vivo, mainly due to the end of the partial "Bill & Keep" interconnection regime.

        Costs of Products Sold.    The costs of products sold decreased by 8.5% to €596.5 million in 2006 from €652.3 million in 2005. This decrease was primarily due to lower handset prices at TMN and Vivo, notwithstanding the increase in commercial activity, partially offset by the effects of the appreciation of the Real against the Euro.

        Support Services.    Support services remained stable at €230.0 million in 2006, compared to €230.2 million in 2005. The impact of the appreciation of the Real against the Euro (€12.1 million) and the increase of support services at Vivo on a constant currency basis (€5.3 million) in connection with the growth in call center expenses related to an increase in commercial activity were offset by a reduction of these expenses in the wireline business.

        Marketing and Publicity.    Marketing and publicity costs decreased 15.7% to €155.4 million in 2006 from €184.4 million in 2005, due to a reduction across all businesses: Wireline (€2.7 million), TMN (€5.2 million), Vivo (€29.7 million) and PT Multimedia (€2.0 million). These effects were partially offset by the effects of the appreciation of the Real against the Euro (€6.6 million).

        Supplies and External Services.    Supplies and external services increased by 7.0% to €1,025.5 million in 2006 from €958.6 million in 2005, mainly as a result of the appreciation of the Real against the Euro (€36.2 million). On a constant currency basis, supplies and external services expenses would have increased by 3.2% in 2006 to €989.3 million, primarily as a result of the increase in commissions at TMN due to an increase in commercial activity.

        Indirect Taxes.    Indirect taxes increased 6.8% to €177.3 million in 2006 from €166.0 million in 2005, primarily due to the appreciation of the Real against the Euro during the period (€14.0 million).

        Provisions and Adjustments.    Provisions and adjustments increased 34.2% to €230.2 million in 2006 from €171.5 million in 2005. This increase was primarily related to the increases of €51 million and €18.7 million in the wireline business and Vivo, respectively. The increase in the wireline business is primarily related to the reversals in 2005 of (1) a provision for a receivable from Angola Telecom (€23.2 million) that was received in that period and (2) a provision to cover risks associated with the cancellation of certain onerous contracts (€30.0 million), each of which favorably affected the amounts recorded for 2005. The increase in Vivo is partly explained by the impact of the appreciation of the Real against the Euro (€17.0 million). The provisions and adjustments recorded at Vivo include provisions for accounts receivable (including doubtful receivables relating to the improper use of Vivo's network) and tax contingencies (including reversals of provisions upon receiving favorable tax judgments).

        Depreciation and Amortization.    Depreciation and amortization costs increased 8.0% to €1,209.8 million in 2006 from €1,120.7 million in 2005. This increase was primarily due to an increase in the contributions of Vivo (€51.7 million) and PT Multimédia (€17.1 million). The increase in Vivo's contribution is primarily related to the impact of the appreciation of the Real against the Euro (€51.4 million), while the increase in PT Multimedia's contribution is primarily related to the higher level of capital expenditures in 2005 and first half of 2006.

        Curtailment Costs.    Curtailment costs decreased to €20.3 million in 2006 from €314.3 million in 2005, which includes net gains related to the termination of the protocol with the Portuguese national healthcare system. Excluding this gain, curtailment costs would have amounted to €229.2 million, corresponding to a reduction in the workforce at our wireline business by 792 employees in 2006. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Other Costs.    Other costs amounted to €98.4 million in 2006, compared to €17.7 million in 2005. This increase is primarily due to an adjustment to the realizable amount of certain CDMA network fixed assets at Vivo due to technological obsolescence (€50.9 million), the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia (€5.7 million) and expenses incurred by Portugal Telecom and PT Multimedia totaling €37 million related to the tender offer launched on these companies in 2006.

Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 11.8% to €227.2 million in 2006 from €257.6 million in 2005, primarily as a result of the reduction of approximately 0.9% in the average cost of debt to 5.7% in 2006. Excluding net interest incurred by Vivo and the interest cost associated with the equity swaps for shares of PT Multimedia, the average cost of debt was 3.8% in 2006, as compared to 4.5% in 2005.

        Net Foreign Currency Exchange Losses (Gains).    We had net foreign currency gains of €4.9 million in 2006, compared to net foreign currency gains of €41.3 million in 2005. In 2006, this item primarily included foreign currency gains related to the effect of the appreciation of the Real against the U.S. dollar on Vivo's U.S. dollar debt not swapped to Reais, partially offset by foreign currency losses related to dividends receivable from Unitel (denominated in U.S. dollars) following the devaluation of the U.S. dollar against the Euro in the period. Foreign currency gains recorded in 2005 are primarily related to Vivo's U.S. dollar debt not swapped to Reais and to the effect of the appreciation of the U.S. dollar against the Euro on intercompany loans granted by PT Finance to Vivo (denominated in U.S. dollars).

        Net Losses (Gains) on Financial Assets.    We recorded net gains on financial assets of €18.3 million in 2006, compared to net losses on financial assets of €8.8 million in 2005. This caption primarily includes the following gains and losses on certain derivative contracts: (1) equity swap contracts on PT Multimedia shares (gains of €10.2 million in 2006, compared to gains of €25.0 million in 2005); (2) gains recorded in 2006 related to the financial settlement of equity swaps for Portugal Telecom's own shares (€23.5 million); (3) Vivo's free-standing cross currency derivatives (net losses of €4 million in 2006, compared to net losses of €50.5 million in 2005), and (4) Portugal Telecom's free-standing cross currency derivatives (losses of €8.4 million in 2006, as compared to gains of €14.1 million in 2005).

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies amounted to €131.4 million in 2006, compared to €238.2 million in 2005. This item included mainly our shares in the earnings of Unitel in Angola (€82.5 million), Médi Télécom in Morocco (€45.6 million) and CTM in Macao (€14.8 million). The reduction in this caption of €106.9 million is primarily explained by the decrease in the gains related to UOL (from €175.4 million in 2005 to €6.2 million in 2006), which in 2005 included the gain and other effects of the disposal of a 16% stake in the initial public offering of this associated company in December 2006. This effect was partially offset by the increase in earnings of Unitel and Médi Télécom.

        Net Other Financial Expenses.    Net other financial expenses decreased 18.9% to €52.3 million in 2006 from €64.5 million in 2005 and include banking services expenses, commissions, financial discounts and other financing costs.

Income Taxation

        Income taxes decreased to €7.7 million in 2006, compared to €323.3 million in 2005. The reduction in this caption is primarily related to the net effect of (1) a gain of €134.5 million recorded by Vivo following the completion of its corporate restructuring in the fourth quarter of 2006, (2) the recognition of a tax credit amounting to €53.3 million in 2006 following the liquidation of a subsidiary in Portugal, (3) a gain of €142.0 million recorded in 2006 in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains and (4) a loss of €16 million in adjustments of deferred taxes due to the reduction in the nominal tax rate from 27.5% to 26.5% in the beginning of 2007. Adjusting for these one-off effects in 2006, the provision for income taxes would have been €321.2 million in 2006, compared to €323.3 million in 2005, corresponding to an effective tax rate of 33% in 2006 and 2005.

Net Income From Continued Operations

        For the reasons described above, net income from continuing operations increased 43.0% to €954.1 million in 2006 from €667.2 million in 2005.

Discontinued Operations

        Discontinued operations reflect the results of companies that have been disposed of during the reportable periods and the after-tax gains obtained with the sale of these investments. Due to the announced disposals of Lusomundo Serviços (PT Multimédia's media business) and PrimeSys in 2005, these businesses were reported as discontinued operations in the consolidated income statement for 2005. The earnings of these companies were included in this caption until the effective date of the disposals, which were concluded on August 25, 2005 in the case of Lusomundo Serviços and on November 25, 2005 in the case of PrimeSys. In 2005, this line item includes a gain of €16.8 million from the sale of Lusomundo Serviços and a gain of €4.0 million from the sale of PrimeSys.

Net Income (Before Minority Interests)

        Net income (before minority interests) increased by 38.5% to €954.1 million in 2006 from €688.9 million in 2005 for the reasons described above.

        Net income from our wireline business increased by 50.0% to €489.1 million in 2006 from €326.1 million in 2005, primarily due to the gains obtained from the cancellation of the Protocol with the Portuguese national healthcare service, partially offset by the increase in provisions and by the reduction in net wireline revenues.

        Net income from our domestic mobile business decreased 5.6% to €318.1 million in 2006 from €337.0 million in 2005, primarily due to the decrease in operating revenues net of direct costs and costs of products sold, and also due to the increase in depreciation and amortization.

        Net income from continuing operations (before minority interests) of our multimedia business decreased by 25.1% to €74.1 million in 2006 from €99.0 million in 2005, primarily due to an increase in depreciation and amortization expenses, partially offset by an increase in operating revenues due to the growth in Pay TV and broadband Internet revenues

        Net losses (before minority interests) from our Brazilian mobile business decreased to €(26.5) million in 2006 from €(134.0) million in 2005, primarily due to the income tax gain related to the completion of Vivo's corporate restructuring in the fourth quarter of 2006.

Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2006 amounted to €87.4 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo's subsidiaries (€33.5 million) and to the share of minority shareholders in the net income of PT Multimédia (€28.7 million), Cabo Verde Telecom (€10.2 million) and MTC (€8.9 million). In 2005, net income attributable to minority interests amounted to €35.0 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo subsidiaries (€11.0 million) and to the share of minority shareholders in the net income of PT Multimédia (€33.9 million) and Cabo Verde Telecom (€8.2 million).

Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased by 32.5% to €866.8 million in 2006 from €654.0 million in 2005.

        Basic earnings per ordinary and A shares from total operations in 2006 increased to €0.78 in 2006 from €0.57 in 2005 on the basis of 1,128,856,500 shares issued at December 31, 2006 and 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenues

        Our operating revenues increased to €6,385.4 million in 2005 from €5,967.4 million in 2004, an increase of 7.0%, primarily reflecting the higher contribution from Vivo (which was primarily due to the appreciation of the Real during 2005) and, to a lesser extent PT Multimédia and other businesses. Although the contribution from Vivo increased 27.4% to €2,036.9 million in 2005 from €1,599.1 million in 2004, in local currency terms our proportion of Vivo's revenues increased by 6.5% to R$6,193.5 million in 2005 from R$5,814.0 million in 2004. The increase in revenues from the Vivo, PT Multimédia and other businesses more than offset a 4.4% decrease in contribution of our wireline business to €2,050.4 million in 2005 from €2,144.8 million in 2004 (primarily due to decreases in both retail and wholesale revenues) and a 0.5% decrease in contribution of our domestic mobile business to €

1,455.4 million in 2005 from €1,462.4 million in 2004. The reasons for these changes are explained in more detail below.

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

        Retail.    Retail revenues decreased 4.4% to €1,318.8 million in 2005 from €1,379.4 million in 2004. This decrease occurred primarily because of a decrease in traffic revenues due to (1) decreases in call volume as a result of the continuing trend among customers to use mobile services instead of fixed line services and competition from other wireline providers, and (2) the continuing downward trend in prices for domestic and international fixed line calling prices. The decrease in volume is illustrated by the decrease in PSTN and ISDN lines to 3,769 thousand as of December 31, 2005 from 3,948 thousand as of December 31, 2004. Of those lines, 575 thousand lines were being used by customers of our wireline competitors through carrier pre-selection as of December 31, 2005, an increase of 18.5% from 485 thousand lines as of December 31, 2004. In addition, a decrease in the regulated fixed-to-mobile interconnection tariffs had a negative impact of €23 million on retail traffic revenues in 2005. The decreases in fixed line traffic and prices in recent years are described further in "Item 4—Information on the Company—Our Businesses—Wireline Business—Traffic" and "—Retail". The number of pricing plans in use by our customers increased significantly to 1,795 thousand in 2005 from 947 thousand in 2004, contributing to an increase in revenues from fixed charges. However, the growing percentage of flat rate pricing plans contributed in part to the decrease in traffic revenues.

        The decrease in traffic revenues was partially offset by a 50.8% increase in ADSL retail revenues to €150.6 million in 2005 from €99.9 million in 2004. ADSL retail lines increased to 585 thousand lines as of December 31, 2005 from 382 thousand lines as of December 31, 2004 as increasing numbers of customers switched to ADSL service from dial-up Internet service.

        Wholesale.    Wholesale revenues decreased by 3.9% to €457.7 million in 2005 from €476.4 million in 2004. This decrease is primarily explained by the decrease in traffic revenues due to the decrease in the price of international mobile interconnection and the decrease in transit traffic. Domestic and international revenue per minute for calls terminated on our network, which are recorded as wholesale revenues, declined 10.1% and 18.1%, respectively, in 2005. Wholesale revenues also were affected by decrease in wholesale Internet traffic as reflecting the increasing switch to broadband from dial-up service, as well as the other decreases in traffic described in "Item 4—Information on the Company—Our Businesses—Wireline Business—Wholesale—Traffic".

        Data and Corporate.    Data and corporate revenues increased by 1.2% to €244.9 million in 2005 from €242.0 million in 2004, primarily due to increases in revenues from network management and outsourcing, including online back-up security solutions and long-term outsourcing contracts. We also introduced a series of pricing plans to stimulate use of our services by small and medium-sized businesses. Without giving effect to the one-time impact of the Euro 2004 soccer championship, data and corporate revenues would have increased at a higher rate for the reasons described above. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Data and Corporate".

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

        Operating revenues from our domestic mobile business decreased by 3.1% to €1,557.1 million in 2005 from €1,606.3 million in 2004, primarily as a result of the impact of lower interconnection rates (both fixed-to-mobile and mobile-to-mobile) set by ANACOM in 2005. Interconnection rates declined by an average of 23.5% in 2005 and contributed to €82 million of the decrease in revenues from interconnection. The increase in revenues from customer billing (due to growth in the number of postpaid customers and revenues from data) was not sufficient to offset the effect of lower interconnection revenues. Although the number of TMN's active mobile telephone cards increased 5.1% in 2005, many of the new additions were customers of our low-cost Uzo service, and revenues from customer billings therefore increased less than the number of active mobile phone cards. We estimate that TMN's revenues per active mobile telephone card decreased by 6.8% in 2005 to an average of approximately €22.8 per month, compared to €24.5 per month in 2004, and average revenue per minute decreased 7.3%, in each case primarily due to the decrease in interconnection rates. The effect of lower interconnection fees on average revenues per active mobile telephone card was partially offset by the increase in use of non-SMS data services, such as ring tones, screen savers, games and other downloads. Revenues from sales of handsets decreased 4.5% to €146.3 million in 2005 from €153.3 million in 2004.

        Multimedia Business.    The table below sets forth the operating revenues from our multimedia business in 2004 and 2005.

	2004	2005	% Change
	(EUR Millions)
Multimedia Operating Revenues (Stand-Alone)
Pay TV and Cable Internet	513.3	553.0	7.7%
Audiovisuals	53.7	53.4	(0.5)%
Cinema Exhibition	41.8	40.0	(4.3)%
Other and eliminations	(10.0)	(18.0)	80.3%

Total	598.8	628.5	5.0%

        Operating revenues from our multimedia business increased by 5.0% to €628.5 million in 2005 from €598.8 million in 2004. This increase was primarily due to growth in Pay TV and cable Internet revenues, which increased 7.7% in 2005, due to the continuing popularity of PT Multimédia's Pay TV and broadband internet offers, price increases in Pay TV and a steady increase in broadband penetration of the Pay TV customer base. Average monthly revenue per customer in the Pay TV business increased by 8.5% to €27.6 in 2005 from €25.4 in 2004. Revenues from the audiovisuals business decreased 0.5% in 2005 to €53.4 million from €53.7 million in 2004 mainly due to fewer blockbuster movies in 2005. Revenues from the cinema business decreased by 4.3% in 2005 due to lower attendance rates in the cinema exhibition business stemming from the continuing effects of growth in the DVD market.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in 2004 and 2005 in Euros and the total operating revenues of the Brazilian mobile business (including the portion attributable to our joint venture partner) in Reais.

	2004	2005	% Change	2004	2005	% Change
	(EUR Millions)(1)			(R$ Millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	1,425.3	1,737.8	21.9%	10,364.2	10,567.8	2.0%
Sales	136.6	233.8	71.2%	993.0	1,422.0	43.2%
Other operating revenues	37.3	65.3	75.1%	270.9	397.2	46.6%

Total	1,599.1	2,036.9	27.4%	11,628.1	12,387.1	6.5%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased 27.4% to €2,036.9 million in 2005 from €1,599.1 million in 2004, primarily due to appreciation of the Brazilian Real. In local currency terms, operating revenues increased 6.5%, primarily due to increased sales of handsets stemming from a higher proportion of high-end handsets sold and the increase in the price of entry-level handsets and, to a lesser degree, an increase in service revenues. In general, the increase in mobile usage charges due to an increase in the customer base (especially of prepaid customers) more than offset (1) a decrease in revenues from interconnection charges due to the effects of the trend toward mobile-to-mobile calls (which were subject to lower interconnection charges than fixed-to-mobile calls) and the effects of the partial "Bill & Keep" interconnection regime and (2) a decrease in monthly subscription charges, as the trend toward prepaid service in a highly competitive environment continued. The average revenue per user per month in 2005 was R$28.7, as compared to R$32.8 in 2004, primarily due to the increasing proportion of prepaid customers and the lower interconnection charges applicable to mobile-to-mobile calls. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business".

        Other Businesses.    Operating revenues from our other businesses contributed €215.2 million to our consolidated operating revenues in 2005, an increase of 32.5% from €162.4 million in 2004. This increase was primarily due to the increase in revenues recorded by Mobitel (a call center company in Brazil), PT Inovação (R&D consultancy) and PT Contact (call centers in Portugal). The increase in Mobitel's revenues, however, were significantly affected by the appreciation of the Real. The contribution of Mobitel's operating revenues to our consolidated operating revenues increased 60.2% to €51.7 million in 2005 from €32.3 million in 2004 but increased 34.0% in local currency terms to R$157.3 million in 2005 from R$117.4 million in 2004.

Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2005 due to, among other factors, the appreciation of the Real against the Euro and higher commercial activity across all businesses. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased 5.6% to €667.3 million in 2005 from €631.8 million in 2004. This increase was primarily due to the effect of the incorporation of 5,460 additional employees by Mobitel, although the effect on our consolidated financial statements was exacerbated by the appreciation of the Real. Wages and salaries at Mobitel increased 72.9% in local currency terms, but the contribution of Mobitel's wages and salaries to our consolidated wage and salaries increased 106.7% to €64.8 million in 2005 from €31.3 million in 2004. These increases in wage and salary expenses at Mobitel and at Vivo were partially offset by a 3.3% decrease in wages and salaries in our wireline business.

        Post Retirement Benefits.    We recorded a €21.6 million gain from post retirement benefits in 2005, compared to post retirement benefit expenses of €58.8 million in 2004, primarily due to changes made by the Portuguese government in the vested rights under our defined benefit plan, namely (1) the change in the retirement age in Portugal (which had a positive impact of approximately €110 million) and (2) changes in the method of calculating the pension of an employee upon retirement, which is now computed based on the average of the last three years of salary instead of the last salary (which had a positive impact of approximately €27 million). In 2004, our post retirement benefit expenses were partially offset by a prior years service gain in the amount of approximately €67 million related to a decrease in the percentage of the last salary prior to retirement (from 100% to 90%) used to calculate pensions. Our interest costs on our post retirement obligations increased to €229.1 million in 2005 from €212.9 million in 2004, but the expected return on the assets of the funds that cover a portion of our liabilities for post retirement benefit obligations increased to €139.0 million in 2005 from €111.1 million in 2004 due to our €300 million contribution to a new autonomous fund we established in 2005. Our interest costs net of our expected return on fund assets, therefore, decreased €12 million in 2005. See Note 9.2 to our audited consolidated financial statements. Excluding the effect of this extraordinary contribution, our net interest costs would have increased due to the increase in our post retirement benefit obligations as a result of further workforce reductions in our wireline business. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Workforce Reduction Program Costs" below.

        Direct Costs.    Direct costs increased by 3.4% to €881.2 million in 2005 from €852.0 million in 2004. This increase was primarily due to a 1.5% increase in telecommunications costs, which are the main component of direct costs, to €562 million in 2005. These telecommunications costs include the interconnection fees we pay to other operators for calls terminated on their networks in our wireline and mobile businesses. Increases in telecommunications costs at Vivo, due in part to the appreciation of the Real against the Euro (which had an effect of approximately €37 million) were partially offset by lower telecommunications costs in our wireline and mobile businesses due to lower wireline traffic volumes and lower mobile-to-mobile interconnection rates affecting our domestic mobile business. In local currency, Vivo's telecommunications costs increased by 26.5% in 2005 as a result of higher traffic volumes. In our multimedia business, direct costs consist primarily of the costs of cable television programming. These programming costs increased 10.0% in 2005 to €140 million in 2005, primarily as a result of the launch of our Funtastic Life digital package in the Pay-TV business.

        Costs of Products Sold.    The costs of products sold increased by 9.5% to €652.3 million in 2005 from €595.8 million in 2004. This increase was primarily due to the appreciation of the Real against the Euro (which had an effect of approximately €70 million) and to increased sales of handsets by our domestic mobile business, partially offset by decreases in the costs of products sold in our wireline and multimedia businesses. In local currency, Vivo's costs of products sold decreased 7.1% to R$2,557.1 due to the decrease in gross additions of customers.

        Marketing and Publicity.    Marketing and publicity costs increased 15.4% to €184.4 million in 2005 from €159.8 million in 2004. This increase was primarily due to a higher expenses for marketing and promotional activities in the highly competitive mobile service markets of Vivo and, to a lesser degree, TMN. The appreciation of the Real against the Euro exacerbated the effect of Vivo's higher spending on our consolidated marketing and publicity expenses. Vivo's marketing and publicity expenses increased 27.5% in local currency terms, but Vivo's contribution to our consolidated marketing and publicity expenses increased 52.5% to €87.0 million in 2005 from €57.1 million in 2004.

        Support Services.    Support services increased 12.9% to €230.2 million in 2005 from €203.8 million in 2004, primarily due to increases at Vivo and in our wireline business as a result of the outsourcing of certain additional functions and higher call center costs related to increased commercial activity. The appreciation of the Real against the Euro exacerbated the effect of Vivo's higher expenses on our consolidated support services expenses. Vivo's support services expenses increased 22.7% in local currency terms, but Vivo's contribution to our consolidated support services expenses increased 33.0% to €94.8 million in 2005 from €71.3 million in 2004.

        Maintenance and Repairs.    Maintenance and repairs increased 10.9% to €157.2 million in 2005 from €141.7 million in 2004 due to increases in maintenance expenses at Vivo and in our multimedia business, partially offset by decreases in such expenses in our wireline and domestic mobile businesses.

        Supplies and External Services.    Supplies and external services increased 18.2% to €760.4 million in 2005 from €643.5 million in 2004, primarily due to increases in sales commissions at TMN and Vivo due to increased commercial activity. The appreciation of the Real against the Euro exacerbated the effect of Vivo's higher expenses on our consolidated supplies and external services expenses. Vivo's expenses increased 19.5% in local currency terms, but Vivo's contribution to our consolidated supplies and external services expenses increased 41.3% to €267.5 million in 2005 from €189.3 million in 2004.

        Provisions for Doubtful Receivables, Inventories and Other.    Provisions for doubtful receivables, inventories and other increased 1.6% to €171.5 million in 2005 from €168.8 million in 2004. This increase was primarily due to an increase of €92.6 million in Vivo's contribution to this consolidated cost item, as a result of increases in provisions for doubtful receivables relating to certain calls not acknowledged by our customers and the impact of the appreciation of the Real against the Euro (which had an effect of approximately €24 million). This increase in provisions for doubtful receivables at Vivo was partially offset by a reduction in provisions in the wireline business, including the reversal of a provision for a receivable from Angola Telecom (€23 million) that was received in the period and the reduction of a provision recorded in 2004 to cover risks associated with the cancellation of certain contracts (€30 million). The reduction in the latter provision resulted from positive developments in the negotiations for the settlement of these contracts.

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

        Depreciation and Amortization.    Depreciation and amortization costs increased by 19.9% to €1,120.7 million in 2005 from €934.9 million in 2004. This increase was primarily due to the increase of €165.3 million in the contribution of Vivo to our consolidated depreciation and amortization. This increase was primarily due to the impact of the Real's appreciation against the Euro (which had an effect of approximately €74 million) and to the allocation of goodwill generated in the tender offers for additional shares of the Vivo subsidiaries in October 2004 to an intangible asset (the telecommunications licenses held by these companies) that is being amortized over the remaining period of those licenses.

        Workforce Reduction Program Costs.    Workforce reduction program costs increased 89.8% to €314.3 million in 2005 from €165.6 million in 2004 in connection with the reduction of the workforce at our wireline business by 1,272 employees in 2005. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Other Costs.    Other costs amounted to €18.8 million in 2005, compared to €92.8 million in 2004. This decrease is primarily due to the following costs recorded in 2004: (1) a provision of €26 million in the Pay TV business related to the dismantling of the analog network, (2) a provision amounting to €12 million for tax contingencies at PT Multimédia and (3) an expense of €10 million incurred in the wireline business for the settlement of a litigation case with DECO, the Portuguese consumer association, as described in greater detail in "Item 8—Financial Information—Legal Proceedings".

Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased 25.7% to €257.6 million in 2005 from €204.9 million in 2004. In 2005, net interest expenses related to our debt excluding Brazil increased 30.0% to €156.0 million in 2005 as a result of the increase in average net debt in the period, in view of, among other things, contributions to fund pension and healthcare post retirement obligations and working capital requirements, and taking into account higher cash balances following financings in 2005, in part to repay the Eurobonds due in February 2006. In 2005, Vivo's contribution to our interest expenses increased 19.8% to €101.7 million in 2005 from €84.9 million in 2004 due primarily to the appreciation of the Real against the Euro during the period and higher CDI (a Brazilian interbank deposit interest rate) levels. In local currency, Vivo's interest expenses increased 0.2% during the period. Our net interest expenses in 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 6.6%. Our net interest expenses for our Portuguese businesses represented an average cost of debt of approximately 4.7% in 2005.

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

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies amounted to €238.2 million in 2005, compared to €20.9 million in 2004. This increase occurred primarily due to (1) the gain of €174 million related to the restructuring of Portugal Telecom's investment in UOL and the subsequent disposal of a portion of the investment (16%) following the initial public offering of that company in Brazil in December 2005, as described in more detail in Note 28 to our audited consolidated financial statements, and (2) an increase in the earnings of Unitel (from €17 million to €51 million), CTM (from €11 million to €16 million) and Médi Télécom (from €(6) million to €3 million).

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

Income Taxation

        Income taxes increased 53.9% to €323.2 million in 2005 from €210.0 million in 2004. This increase was primarily due to the recognition in 2004 of a deferred tax asset of €104 million in connection with tax losses carried forward at PT Multimédia. Other than the effect of this deferred tax asset, our effective tax rate increased from 34.6% in 2004 to 36.5% in 2005, mainly as a result of the increase in net losses at certain Vivo subsidiaries during the period that did not generate corresponding tax credits that could be used to lower our income tax expenses for the period.

Net Income From Continued Operations

        For the reasons described above, net income from continuing operations decreased 4.6% to €667.2 million in 2005 from €699.1 million in 2004.

Discontinued Operations

        Discontinued operations reflect the results of companies that have been disposed of during the reportable periods, and the after-tax gains obtained with the sale of these investments. Due to the announced disposal of Lusomundo Serviços (PT Multimédia's media business) and PrimeSys in 2005, these businesses were reported as discontinued operations in the consolidated statement of income for the years 2004 and 2005 in accordance with IFRS. The earnings of these companies were included in discontinued operations until the effective date of the disposals, which were concluded on August 25, 2005 in the case of Lusomundo Serviços and on November 25, 2005 in the case of PrimeSys. In 2005, this line item includes a gain of €16.8 million from the sale of Lusomundo Serviços and a gain of €4.0 million from the sale of PrimeSys. In 2004, discontinued operations include the earnings of Lusomundo Serviços and PrimeSys for the full year, the earnings of Mascom until September 7, 2005 (the date of effective disposal of that company) and a gain of €23.4 million related to the sale of Mascom.

Net Income (before minority interests)

        Net income (before minority interests) decreased 5.0% to €689.0 million in 2005 from €725.2 million in 2004 for the reasons described above.

        Net income (before minority interests) from our wireline business increased 9.5% to €326.1 million in 2005 from €297.8 million in 2004, due to decreases in direct costs, post retirement benefit expenses, provisions for doubtful receivables and other factors, partially offset by the effects of lower operating revenues and a significant increase in workforce reduction program costs. Net income (before minority interests) from our domestic mobile business decreased 13.9% to €337.0 million in 2005 from €391.1 million in 2004 due to decreases in interconnection revenues, increases in the cost of products sold and supplies and external services, and other factors. Net losses (before minority interests) from our Brazilian mobile business increased to €(134.0) million in 2005 from €(8.5) million in 2004, where increases in expenses from depreciation and amortization, supplies and external services, provisions for doubtful receivables, direct costs and other expenses more than offset increases in operating revenues, in each case exacerbated by the effect of the appreciation of the Real against the Euro. Net income from continuing operations (before minority interests) of our multimedia business decreased 19.5% to €

99.4 million in 2005 from €123.4 million in 2004, primarily due to the absence in 2005 of deferred tax assets in the amount of €104 million recognized in 2004.

Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2005 amounted to €35.0 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo's subsidiaries (negative €11.0 million) and to the share of minority shareholders in the net income of PT Multimédia (€33.9 million) and Cabo Verde Telecom (€8.2 million). In 2004, net income attributable to minority interests amounted to €102.0 million and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo subsidiaries (€37.8 million), and to the share of minority shareholders in the net income of PT Multimédia (€52.0 million) and Cabo Verde Telecom (€7.1 million).

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

Liquidity and Capital Resources

Overview

        Our principal capital requirements relate to:

  •
  funding our operations;

  •
  capital expenditures on our network infrastructure, information systems and other investments, as well as acquisitions of interests in other telecommunications companies (see "—Capital Investment and Research and Development" and "—Contractual Obligations and Off-Balance Sheet Arrangements" below);

  •
  repayments and refinancing of our indebtedness (see "—Indebtedness" below);

  •
  dividend payments and purchases of Portugal Telecom shares; and

  •
  funding of post retirement benefits (see "—Post Retirement Benefits" below).

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased 46.7% to €2,083.7 million as of December 31, 2006 from €3,911.8 million as of December 31, 2005. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2004, 2005 and 2006.

	2004	2005	2006
	(EUR Millions)
Cash flow from operating activities	1,958.9	1,392.3	1,787.8
Cash flow from (used in) investing activities	185.5	(1,910.7)	1,147.8
Cash flow from (used in) financing activities	(1,958.2)	590.2	(2,992.7)

Total	186.2	71.7	(57.0)

        Cash Flow From Operating Activities.    Cash flows from operating activities and used in operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments of post retirement benefits activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel, the corporate entity that holds the joint venture's interests in Vivo. A proposal by the managing board of Brasilcel for the payment of dividends or other distributions requires the approval of Brasilcel's supervisory board and Brasilcel's shareholders. Because of the composition of Brasilcel's supervisory board and the 50% interest of each party in the joint venture, it will effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica".

        Net cash flow from operating activities increased by 28.4% to €1,787.8 million in 2006 from €1,392.3 million in 2005. This increase was primarily due to a €204.4 million increase in collections from customers, a €140.0 million reduction in payments to suppliers and a €138.0 million decrease in payments relating to post retirement benefits, mainly as result of a reduction in the contributions to our pension funds.

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

        Cash Flow From (Used in) Investing Activities.    Cash flows from investing activities include proceeds of dispositions of investments in associated companies and property, plant and equipment, as well as interest and related income on investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures for telecommunications equipment and investments in other companies.

        Net cash receipts from investing activities amounted to €1,147.8 million in 2006, compared to net cash payments of €1,910.7 million in 2005. The increase in net cash receipts in 2006 was primarily due to the increase in net cash receipts from short-term financial applications, mainly related to higher balances of short-term financial applications maintained by Portugal Telecom in 2006 as part of our centralized cash management strategy, including for purposes of repaying debt due in 2006. This effect was partially offset by a €384.9 million decrease in cash receipts from disposals of investments compared to 2005, as explained in the next paragraph.

        Net cash used in investing activities increased to €1,910.7 million in 2005 from net cash receipts of €185.5 million in 2004. This increase was primarily due to (1) the increase in cash payments, net of cash receipts, from short-term financial applications, primarily as a result of the refinancings done in 2005, which were partially used in 2006 to repay a Eurobond maturing in February 2006 and (2) a €151.3 million increase in payments for investments in tangible assets reflecting an increase in capital expenditures on our network infrastructure and information systems. The increase in net cash used in investing activities was partially offset by the increase in cash receipts from dispositions of investments, including €173.8 million from the sale of Lusomundo Media, €101.8 million from the sale of PrimeSys and €85.6 million from the sale of an interest in UOL, and a decrease in payments relating to investments, especially a €222.5 million decrease in payments relating to Vivo due to the absence in 2005 of payments to finance the tender offers for additional shares of the Vivo subsidiaries completed in October 2004.

        Cash Flows From (Used In) Financing Activities.    Cash flows used in financing activities include borrowings and repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings.

        Net cash payments from financing activities amounted to €2,992.7 million in 2006, compared to net cash receipts of €590.2 million in 2005. In 2006, cash payments for the repayment of loans, net of cash receipts from loans obtained, amounted to €1,741,1 million and primarily included (1) €899.5 million related to the repayment of the notes issued by PT Finance in February 2001, (2) €460.0 million related to the partial repayment of the multicurrency credit facility entered into in 2003 and (3) €390.3 million related to the repayment of convertible bonds issued by PT Finance in December 2001. In 2005, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €1,951.0 million and primarily reflected (1) €2 billion in Eurobonds issued by PT Finance in 2005 and (2) €250 million related to two loans obtained from the European Investment Bank (EIB), partially offset by €585.0 million related to the repayment of the floating rate notes issued by PT Finance in December 2001.

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

        In 2005, dividend payments increased 49.9% to €445.4 million. In addition, acquisitions of our own shares decreased 31.3% to €340.5 million in 2005.

        In 2006, dividends paid amounted to €581.5 million, compared to €445.4 million in 2005. In addition, there were no acquisitions of our own shares in 2006, compared to €340.5 million in acquisitions of shares in 2005.

Indebtedness

        Our total consolidated indebtedness decreased 23.0% to €5,840.3 million at the end of 2006, compared with €7,584.2 million at December 31, 2005, mainly due to (1) the repayment of the Eurobonds issued in February 2001, amounting to €899.5 million, (2) the repayment of the exchangeable bonds issued in December 2001, amounting to €390.3 million and (3) lower amounts drawn down under our standby facilities (€185 million at the end of 2006 compared to €575 million one year earlier). Our cash and cash equivalents decreased 10.4% to €548.5 million as of December 31, 2006 from €612.2 million as of December 31, 2005, and our short-term investments decreased 53.5% to €1,535.2 million as of December 31, 2006 from €3,299.6 million as of December 31, 2005, primarily due to the repayment of indebtedness.

        The composition of our indebtedness also changed in 2006, with medium- and long-term loans increasing from 68.1% to 76.5% of our total indebtedness mainly because of the repayments mentioned above.

        In the table below, we have presented the composition of our consolidated indebtedness as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term	1,622.4	29.4	2,415.6	31.9	1,372.7	23.5
Exchangeable bond loans	—	—	390.3	5.1	—	—
Bond loans	585.0	10.6	899.5	11.9	—	—
Bank loans	480.4	8.7	407.8	5.4	406.9	7.0
Other loans	338.0	6.1	589.7	7.8	749.9	12.8
Liability for equity swaps on own shares	189.8	3.4	102.0	1.3	187.6	3.2
Financial leases	29.2	0.5	26.2	0.3	28.4	0.5
Medium- and long-term	3,899.3	70.6	5,168.6	68.1	4,467.5	76.5
Exchangeable bond loans	386.9	7.0	—	—	—	—
Other bond loans	1,848.2	33.5	3,138.0	39.0	3,133.6	53.7
Bank loans	1,373.4	24.9	1,773.9	25.8	1,103.4	18.9
Other loans	90.6	1.6	31.2	0.4	0.3	0.0
Financial leases	200.2	3.6	225.5	3.0	230.2	3.9

Total indebtedness	5,521.7	100.0	7,584.2	100.0	5,840.3	100.0

Cash and cash equivalents	442.8	8.0	612.2	8.1	548.5	9.4
Short-term investments	1,505.8	27.3	3,299.6	43.5	1,535.2	26.3

	3,573.2	64.7	3,672.5	48.4	3,756.6	64.3

        Maturity.    Of the total indebtedness outstanding as at December 31, 2006, €1,372.7 million is due before the end of December 2007. The remaining €4,467.5 million is medium- and long-term debt. The average maturity of our debt is 7.4 years.

        Interest Rates.    As at December 31, 2006, 62.3% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued in 1999 and 2005.

        Credit Ratings.    Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Last Update	Outlook
Moody's	Baa2	March 5, 2007	Stable
Standard & Poor's	BBB-	March 16, 2007	Stable
Fitch Ratings	BBB	March 5, 2007	Negative

        Immediately after the announcement by Sonae on February 6, 2006 of the tender offer for Portugal Telecom, Standard & Poor's placed our credit rating on CreditWatch with negative implications, while Moody's placed our credit rating on review for possible downgrade, in each case due to the possible increased leverage that would result from the transaction. Following the presentation by our board of directors of an alternative shareholders' remuneration plan which would increase our indebtedness, Standard & Poor's and Moody's downgraded our ratings to BBB+ and Baa1, respectively, on March 8, 2006. On August 3, 2006, Standard & Poor's and Moody's downgraded our ratings to BBB- and Baa2, respectively, following the announcement of a further step-up in the shareholder remuneration plan. After the failure of the tender offer, the rating agencies confirmed our credit ratings as BBB- (Standard & Poor's) and Baa2 (Moody's), both with stable outlook.

        We have four loans from the European Investment Bank (EIB) totaling €365 million as of December 31, 2006 that contained a provision under which the EIB had the right to require us to provide a guarantee acceptable to EIB in the event our ratings were downgraded to BBB/Baa2. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we failed to provide EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans. As a result of our ratings downgrade on August 3, 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, we negotiated with EIB revised terms and conditions for these loans. The agreement with the EIB, signed on February 23, 2007, allows us to present the guarantee mentioned above only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). As part of this agreement, the spreads on these loans were increased by between 1 and 28 basis points, which will increase our interest expenses. See "Item 3—Key Information—Risk Factors—Our Recent Ratings Downgrade and Any Future Downgrades May Impair Our Ability to Obtain Financing and May Significantly Increase Our Cost of Debt".

        Debt Instruments and Repayment and Refinancing of Indebtedness.    Set forth below is a brief description of certain of our debt instruments. See Note 34 to our audited consolidated financial statements for more information.

  •
  Global Medium Term Note Program. We have established a global medium term note program providing for the issuance of bonds. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. On April 7, 1999, we issued €1 billion in bonds under the program at a fixed interest rate of 4.625% per annum. These bonds mature in 2009. During 2002 and 2003, we repurchased a portion of these bonds, which we cancelled in 2004. As of December 31, 2006, the outstanding amount of the bonds maturing in 2009 was €880 million. In February 2001, we issued another €1 billion in notes under the program at a fixed interest rate of 5.75%. These bonds were repaid at maturity in February 2006.

    On March 24, 2005, we issued €1 billion in bonds under our global medium term note programme at a fixed interest rate of 3.75% per annum, maturing in 2012. On the same day, we issued €500 million in bonds under the same program at a fixed interest rate of 4.375% per annum, maturing in 2017. On June 16, 2005, we issued €500 million in bonds under the same program at a fixed interest rate of 4.5% per annum, maturing in 2025.

    In November 2006, we increased the size of the program to €7.5 billion.

  •
  Multi-Currency Revolving Credit Facilities. In July 2001, we entered into a three-year syndicated loan that amounted to €510 million. The proceeds from this loan and from the bonds issued in 2001 under our global medium term note program were used to restructure the debt of the former Vivo entities Telesp Celular and Global Telecom. In January 2003, we cancelled this syndicated loan, and in February 2003, we entered into a bilateral multi-currency revolving credit facility that amounted to €500 million, maturing in 2005. In 2004 and 2005, we renegotiated the terms of this facility. The spread over Euribor was reduced and the maturity was extended so that 50% of the loan is payable in 2009 and the remainder in 2010.

    In 2004, we entered into three bilateral multi-currency revolving credit facilities totaling €400 million: one in June 2004 amounting to €150 million and with a maturity of four years; the second in October 2004 amounting to €100 million and with a maturity of three years; and a third in October 2004 amounting to €150 million and with a maturity of three years and six months. In 2005, the maturities of the June 2004 €150 million multi-currency credit facility and the €100 million multi-currency credit facility were extended for two additional years.

    As of December 31, 2006, we had borrowed a total of €185 million under these four bilateral credit facilities described above.

  •
  EIB Loans. We have several amortizable loans from the European Investment Bank (EIB) in the aggregate amount of €699.0 million as of December 31, 2006. These include (1) loans in the aggregate amount of €239.2 million, bearing an average fixed interest rate of 3.80% per annum and maturing on various dates from 2007 to 2013; (2) loans in the aggregate amount of €100.3 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 4.49% per annum as of December 31, 2006, and maturing on various dates from 2007 to 2013; (3) loans in the aggregate amount of €319.2 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 3.71% and maturing on various dates from 2007 to 2014 and (4) loan in the aggregate amount of US$53.1 million (equivalent to €40.3 million using the Euro/U.S. dollar exchange rate at year-end), maturing in annual installments of US$10.6 million, whose U.S. dollar principal and floating U.S. dollar interest rate have been swapped for Euro principal and floating Euro interest rate obligation at a spread of 0.05% over the Euro interbank offered rate, generating exchange losses of €9.5 million as of December 31, 2006 (also part of our indebtedness). See "Item 11—Quantitative and Qualitative Disclosures About Market Risk" for more information.

  •
  Commercial Paper. We have in place domestic commercial paper programs totaling €875 million, under which, as of December 31, 2006, there was indebtedness of €749.4 million outstanding.

  •
  Vivo Indebtedness. Our indebtedness includes bank loans in the Euro equivalent of €240.8 million as of December 31, 2006 (using the Euro/Real exchange rate at year-end), representing 50% of the outstanding indebtedness of Vivo under various bank loans, since we proportionally consolidate the assets and liabilities of Vivo. Our indebtedness also includes 50% of bonds issued by former Vivo subsidiary Telesp Cellular Participações S.A. (TCP) on August 1, 2003 in the principal amount of R$500 million with a maturity of five years and an interest rate of 104.4% of the CDI rate per annum and 50% of bonds issued by TCP on May 1, 2005 in the principal amount of R$1 billion with a maturity of ten years and an interest rate ranging between 103.3% and 104.2% of the CDI rate per annum. Our indebtedness also includes a Euro equivalent of €27.9 million in indebtedness of the Vivo subsidiaries to BNDES, the Brazilian development bank, representing 50% of the outstanding indebtedness under those facilities at the Euro/Real exchange rate at year-end.

        Covenants.    Our debt instruments contain certain covenants, as well as customary default and cross- acceleration provisions. As of the date hereof, the main covenants are as follows:

  •
  Change in control. Credit facilities amounting to €900 million and some loans obtained from EIB totaling €686 million as at December 31, 2006, give the lenders the right to demand repayment of the loans in the case of any change in control of Portugal Telecom.

  •
  Credit rating. Certain of our loan agreements with the EIB in the amount of €365 million as at December 31, 2006 stated that we may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom was reduced to BBB/Baa2 or less. As a result of our downgrade on August 3, 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The agreement with the EIB, signed on February 23, 2007, allows us to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). See "—Credit Ratings" above.

  •
  Control and limitations on disposals of subsidiaries. The credit facility amounting to €500 million requires us to, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues.

  •
  Disposals of Assets. Our €100 million multi-currency credit facility and certain of our EIB loans in the amount of €680 million as of December 31, 2006 contain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on February 23, 2007 mentioned above, EIB waived its rights related to this covenant solely with respect to PT Multimedia's spin-off (subject to approval by the shareholders of Portugal Telecom, which has been obtained).

  •
  Financial Ratios. The €500 million multi-currency credit facility and the October 2004 €150 million credit facility agreement state that the consolidated ratio of Net Debt/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the agreement) may not be higher than 3.5. The €100 million credit facility agreement states that Portugal Telecom's consolidated ratio of Net Debt/EBITDA may not be higher than 4.0. In addition, the terms (spread) of the €500 million credit facility and the June 2004 €150 million credit facility may be changed if the consolidated ratio of Net Debt/EBITDA is higher than 2.5 and 2.25, respectively. As of December 31, 2006, this ratio stood at 1.55.

  •
  Negative Pledge. Our global medium term note program and credit facilities totaling €900 million include certain restrictions on the granting of pledges of Portugal Telecom's consolidated assets in order to secure any loan or obligation to third parties.

        We believe we are in full compliance with the covenants described above. See "Item 3—Key Information—Risk Factors—Our Recent Ratings Downgrade and Any Future Downgrades May Impair Our Ability to Obtain Financing and May Significantly Increase Our Cost of Debt".

        We discuss our exposure to interest rate and exchange rate risk, as well as our use of derivative instruments, in "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

Post Retirement Benefits

        The following table shows the amount of our liabilities for post retirement benefits recorded on our balance sheets at December 31, 2004, 2005 and 2006:

	As of December 31,
	2004	2005	2006
	(EUR millions)
Gross projected pension benefit obligations(1)	3,592.4	4,238.8	4,071.5
Pensions	2,733.6	3,274.1	3,073.8
Salaries	858.8	964.7	997.7
Pension fund assets at fair value	1,972.6	2,200.2	2,263.9

Unfunded pension liabilities	1,619.8	2,038.7	1,807.6

Gross projected healthcare benefit obligations	701.8	912.8	491.1
Healthcare fund assets at fair value	—	315.6	644.2

Prior years' service gains(2)	—	—	19.1

Unfunded healthcare liabilities/(surplus)	701.8	597.2	(134.1)

Total unfunded liability for post retirement benefits(3)	2,321.6	2,635.9	1,673.5

(1)
Including salaries for pre-retired and suspended employees.

(2)
This caption refers to the component of the prior years' service gain resulting from changes in the healthcare plan related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

(3)
As at December 31, 2006, this caption includes an accrued post retirement liability of €1,807.6 million related to pension benefits and a non-current asset of €134.1 million related to the surplus of healthcare benefit obligations. This asset is expected to be realized through the reduction of future contributions to the healthcare funds.

        As of December 31, 2006, the projected benefit obligations, or PBO, of our post retirement benefits, including pension and healthcare obligations amounted to €4,563 million (€3,074 million for pensions, €491 million for healthcare benefits and €998 million for salaries for pre-retired and suspended employees). The projected benefit obligations were computed based on a 4.75% discount rate for pension and healthcare benefits and 4.25% for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 2.25% annual salary increase. Our post retirement benefit (pension and healthcare) plans, which are closed to new participants, cover approximately 33,200 employees (27% still in service) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

        According to the rules of the Instituto de Seguros de Portugal, or ISP, the Portuguese insurance regulator, the liability related to retire employees under the pension plans have to be fully funded. Our pension obligations for retired employees, computed based on ISP rules, are fully funded. Funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age under current rules. The estimated average working life of employees still in service is 15 years.

        In Portugal, there is no legislation covering the establishment of funds to cover post retirement healthcare benefit obligations and salaries for pre-retired and suspended employees. Portugal Telecom will be required to pay for these benefits only when the healthcare services are rendered to retired employees and a corresponding claim is charged to the company or when the salaries are paid to pre-retired and suspended employees, as the case may be. Accordingly, there is no requirement to fund these benefit obligations at present. However, Portugal Telecom has set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance its healthcare post retirement liabilities. In 2005 and 2006, Portugal Telecom contributed €300 million and €302 million, respectively, to this fund, which is being managed in accordance with the same guidelines as its pension funds.

        The asset allocation of our pension and healthcare benefit funds as of December 31, 2006 was 45% equity, 34% bonds, 9% real estate and 12% cash and others. The effective performance of the funds in 2006 was 6.8%. As of December 31, 2006, the market value of the funds amounted to €2,908.1 million and, as a result, the unfunded liability related to PT's post retirement benefits amounted to €1,673.5 million. In 2006, the unfunded obligations decreased by €962.4 million. The table below shows the evolution of our unfunded obligations during 2006.

	2005	2006
	(EUR Millions)
Unfunded obligations (initial balance)	2,321.6	2,635.9
Post retirement benefit expenses/(gains)	(21.6)	(72.1)
Workforce program reduction costs	314.3	208.9
Contributions and payments	(699.8)	(561.9)
Termination of the protocol with the Portuguese national healthcare service	—	(220.4)
Net actuarial losses/(gains)(1)	730.3	(319.4)
Disposals and acquisitions	(8.8)	2.5

Unfunded obligations (final balance)	2,635.9	1,673.5

(1)
During 2006, this amount primarily relates to the net effect of the following changes in actuarial assumptions: (i) the increase in the discount rate from 4.5% to 4.75% for pension and healthcare liabilities and from 3.5% to 4.25% for salary liabilities, (ii) the reduction in the long-term health care cost trend rate from 3% to 2.75%, (iii) the reduction in the salary growth rate from 3.0% to 2.25%, (iv) the reduction in the pension growth rate and inflation rate from 2.0% to 1.75%, and (v) the adjustment in mortality tables (PA (90), from less three years to less four years). In 2005 this amount related primarily to changes in actuarial assumptions corresponding to the reduction in the discount rate from 5.75% to 4.5% for pension and healthcare liabilities and from 4.0% to 3.5% for salary liabilities.

        The market value of the pension funds amounted to €2,908 million at December 31, 2006, an increase of €392 million from 2005, resulting primarily from the €302 million extraordinary contribution to PT Prestações and the strong performance of the pension funds (actual returns of 6.8% in 2006 through a diversified portfolio including 45% in equities). See Notes 9.1 and 9.2 to our audited consolidated financial statements.

        The table below sets forth the components of our net post retirement benefit expense (gains) in 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
	(EUR Millions)
Service cost	23.5	24.8	28.7
Interest cost	212.9	229.1	217.5
Expected return on assets	(111.1)	(139.0)	(167.7)
Prior years service gains(1)	(66.5)	(136.6)	(150.6)

Post retirement benefit expense (gains)	58.8	(21.6)	(72.1)

(1)
In 2006, prior year service gains are primarily related to the reduction in healthcare benefits (€127 million) in connection with the changes made to our healthcare plan in order to maintain its long-term sustainability and financing. In 2005, this caption includes (i) €110 million related with the change in the retirement age for pensioners and (ii) €27 million related with the change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries. In 2004, the prior years service gain was related to the change in the pension formula from 100% to 90% of the last salary.

        In 2006, curtailment costs amounted to €20 million, which include net gains related to the termination of the protocol with the Portuguese national healthcare system. Excluding this gain, curtailment costs would have amounted to €229 million corresponding to the reduction of 792 employees and primarily included the net present value of salaries to be paid to pre-retired and suspended employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees. We had workforce reduction program costs of €314.3 million in 2005, reflecting the reduction of 1,272 employees. See Notes 9.5 and 9.6 to our audited consolidated financial statements.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
	(EUR Millions)
Contributions to the funds	125.7	197.8	59.9
Salary payments (pre-retired and suspended employees)	143.1	167.7	165.5
Regular healthcare payments	29.8	34.3	34.2
Extraordinary contribution for post retirement healthcare benefits	—	300.0	302.3

Payments related to post retirement benefits	298.6	699.8	561.9

Equity

        Our total equity excluding minority interests amounted to €2,255 million at December 31, 2006, compared to €1,828 million at December 31, 2005 and €1,687 million at December 31, 2004.

        The increase in total equity excluding minority interests in 2006 was primarily related to the net income for the period (€867 million) and to the net actuarial gains recorded in the period (€219 million, net of tax). These effects were partially offset by dividends paid (€526 million), acquisition of treasury shares through equity swaps (€86 million) and the effect of currency translation adjustments (€80 million), primarily due to the depreciation of the Real against the Euro in 2006 (€77 million).

        The increase in total equity excluding minority interests in 2005 primarily reflected the effects of the increase resulting from the net income for the period (€654 million) and of currency translation adjustments, primarily due to the appreciation of the Real against the Euro in 2005, partially offset by net actuarial losses recorded in the period (€531 million, net of tax), dividends paid (€395 million) and the acquisition of treasury shares (€253 million).

        Our total equity excluding minority interests as a percentage of total assets increased from 11.0% at the end of 2005 and to 15.9% at the end of 2006. Our gearing ratio, calculated as the ratio of net debt to total equity plus net debt, was 58.7% and 54.7% as of the end of 2005 and 2006, respectively.

        We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. When we adopted IFRS, an exemption under IFRS 1 permitted us to deem cumulative translation differences to be zero at the date of transition to IFRS (January 1, 2004). Cumulative foreign currency translation adjustments recorded in shareholders' equity were €16.2 million in 2004, €701.0 million in 2005 and €79.9 million in 2006. As a result of the adoption of IFRS and the exemption under IFRS 1, translation differences that arose after the date of transition to IFRS will be recognized in profits and losses upon the disposal of the related investment. See "—Overview—Transition to International Financial Reporting Standards—Explanation of Exemptions Applied Under IFRS 1" and Note 3(q) to our audited consolidated financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
Contractual obligations:
Indebtedness	5,840.3	1,372.7	1,544.8	451.2	2,471.6
Interest on indebtedness(1)	1,596.9	303.1	428.1	264.8	600.8
Unfunded post retirement benefits(2)	1,654.4	157.6	292.9	248.6	955.3
Operating lease obligations	624.5	158.9	164.4	115.5	185.7
Unconditional purchase obligations	159.3	159.3	—	—	—

Total contractual cash obligations	9,875.3	2,151.6	2,430.2	4,080.1	4,213.4

(1)
Interest on indebtedness is based on our assumptions regarding interest rates on our floating rate debt. Our actual interest obligations could vary significantly from these amounts depending on market interest rates.
(2)
Out net accrued liability for post retirement benefits amounted to €1,673.5 million as of December 31, 2006, which differs from the unfunded post retirement obligations due to prior year service gains generated in 2006, amounting to €19.1 million, which are being deferred over a period of 18 years.

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

        As described in "Item 4—Information on the Company—Regulation—Portugal—Summary of Our Concession and Existing Licenses—Our Mobile Service Licenses", TMN holds a license to offer UMTS service. Under the purchase agreement for the UMTS license, we committed to make contributions of €532 million to the development of the information society in Portugal during the period through the maturity of the license (2015). On May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at €355 million. These contributions will mainly include the sale of subsidized equipment, the offer of our services at reduced prices and investments in the UMTS network. As a result, we expect that the actual cash payments to meet these commitments will be significantly less than the total commitment amount.

Off-Balance Sheet Arrangements

        In the course of our business we grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2006, we had given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Bank guarantees and other guarantees given to Tax Authorities	41.1	41.1	—	—	—
Bank guarantees given to Portuguese courts for outstanding litigation	2.3	2.3	—	—	—
Bank guarantees given to other entities:	—	—	—
By TMN to ANACOM	22.6	22.6	—	—	—
By PT Comunícações	8.1	8.1	—	—	—
By PT Multimédia and subsidiaries	8.3	8.3	—	—	—
Other bank guarantees	4.1	4.1	—	—	—

	43.2	43.2	—	—	—

Comfort letters and other bank guarantees	39.8	39.8	—	—	—

        As of December 31, 2006, bank guarantees given on behalf of TMN include a guarantee presented in connection to cross-border lease transactions contracted by TMN (Note 33 to our audited consolidated financial statements) and guarantees presented to ANACOM related to TMN's obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were given to municipal authorities and are primarily related to the repayment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way. Bank guarantees given on behalf of PT Multimedia include guarantees presented to the "Alta Autoridade para a Comunicação Social" (the Portuguese medial regulator) in connection with licenses for the broadcasting of television shows.

        We have issued comfort letters and other bank guarantees in order to guarantee loans obtained by associated companies. On September 1, 2004, PT Multimédia and PPTV—Publicidade de Portugal e Televisão, S.A. (the other shareholder of Sport TV) granted to Sport TV a guarantee amounting to €70 million to cover a loan obtained by Sport TV, which we have proportionally consolidated in our balance sheet in the amount of €31.5 million, to acquire the rights to broadcast the games of the Portuguese football league for the 2004-2005 to 2007-2008 seasons.

        In addition to the guarantees indicated in the table above, Portugal Telecom group companies have provided the guarantees described below.

        In October 2000, Médi Télecom entered into medium- and long-term loans totaling €1,000 million with a consortium led by International Finance Corporation, or the IFC, and the banks ABN Amro and Sociéte Générale. The loans had an average term of 8 years and served to refinance the short-term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. Médi Télecom restructured the loans in July 2004, extending the maturity to 2012. Under the provisions of the contracts, Médi Télecom is required to attain certain financial performance levels. The major shareholders of Médi Télecom (Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental S.A. (32.18%) and Banque Marrocaine du Commerce Exterior (17.59%)) signed a Shareholders Support Deed according to the terms of which they committed to make future capital contributions to Médi Télecom (in the form of capital or shareholders' loans), if necessary, to cover possible shortfalls in the agreed financial targets. Under this agreement, these parties are committed to make contributions (capital subscription or loans) proportional to their stakes in the company up to a total of €168 million, of which €50 million are related to the repayment of debt. The obligation to contribute these funds terminates as soon as Médi Télecom reaches a Net/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the applicable documentation) ratio of less than 2.0. As at December 31, 2006, following the renegotiation of the Shareholders Support Deed, the maximum liability to Portugal Telecom amounts to €54 million, which is proportional to its stake in Médi Télécom.

        Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia in which Portugal Telecom committed to provide additional paid-in capital contributions to Sportinveste Multimédia up to a maximum of €40 million. As of December 31, 2006, Portugal Telecom has already granted loans to Sportinveste Multimédia amounting to €30 million.

        At December 31, 2006, we had assumed commitments in the ordinary course of business for the purchase of basic equipment and components, amounting to approximately €116 million and €43 million, respectively.

        At December 31, 2006, guarantees given by third parties on behalf of the Company in connection with bank loans, as described in Note 34 to our audited consolidated financial statements, were as follows:

Amount
(EUR Millions)
Guarantees in favor of European Investment Bank	161.2
Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	6.2

        At December 31, 2006, Portugal Telecom had bank loan deposits amounting to €28.0 million whose use was restricted in connection with the cross-border lease transactions described in Note 33 to our audited consolidated financial statements. At the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions amounting to €19.2 million and €8.1 million, respectively.

        Finally, as part of cross-leasing transactions (Qualified Technological Equipment transactions, or "QTE leases") with different third parties, Portugal Telecom has leased out and then leased back certain telecommunications equipment. The cross-flow of lease payments and Portugal Telecom's remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under "—Contractual Obligations and Commercial Commitments" above. The remuneration is recognized as income over the period of the transaction. In connection with this transaction, we have provided a guarantee corresponding to a bank deposit of €673.7 million that is equivalent to the net present value of the future lease payments under the contract. We estimate that the risk of the guarantee being called upon is negligible. We have recorded these QTE leases on our balance sheet in accordance with IFRS. See Notes 3(l)(ix), 29 and 39 to our audited consolidated financial statements for more information on our accounting for these transactions.

Capital Investment and Research and Development

        Capital Investments and Financial Investments    During the year ended December 31, 2006, we made capital expenditures and financial investments totaling €1,140.3 million.

        The table below sets out our total capital investments for 2004, 2005 and 2006, including the proportional consolidation of Vivo, in millions of Euros:

	Year Ended December 31,
	2004	2005	2006
	(EUR Millions)
Capital expenditures	761.2	943.2	1,000.5
Financial investments	278.5	18.2	139.8

Total	1,039.7	961.4	1,140.3

        Capital Expenditures.    During 2006, we made capital expenditures totaling €1,000.5 million, primarily relating to our mobile businesses in Brazil and Portugal and to the wireline business. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2004, 2005 and 2006, including the proportional consolidation of Vivo, in millions of Euro:

	Year Ended December 31,
	2004	2005	2006
	(EUR Millions)
Wireline	206.8	233.1	238.5
Domestic Mobile	154.9	170.2	188.6
Multimedia	73.2	119.9	132.8
Brazilian Mobile	264.1	361.0	386.8
Other	62.2	59.0	53.8

Total	761.2	943.2	1,000.5

        Capital expenditures reached €1,000.5 million in 2006, equivalent to 15.8% of total operating revenues, as a result of (1) strong investment at the wireline business in broadband coverage and customer bandwidth, as well as outsourcing contracts to the corporate segment; (2) capital expenditures at TMN in connection with the continuing investment in network capacity and 3G/3.5G services; (3) Vivo's investment in the implementation of the GSM/EDGE overlay, network coverage and quality, and the consolidation and rationalization of billing, customer relationship management and enterprise resource planning (ERP) information systems and (4) capital expenditures at PT Multimédia relating to the increase in homes passed, the restructuring of the architecture of the access network to provide fiber-to-the-hub in order to allow for greater bandwidth for customers, and investments related to the launch of voice services.

        In 2007, we expect to make investments similar in nature (though amounts may vary) to those made in 2006. We generally fund our capital expenditures from our cash flow from operations and from debt financing. See "Item 4—Information on Our Company—Businesses—Brazilian Mobile Business—Capital Expenditures," for additional information regarding Vivo's expected capital expenditures.

        As of December 31, 2006, we had commitments in the ordinary course of business for the purchase of equipment in the amount of approximately €116 million and content in the amount of approximately €43 million.

        Financial Investments.    Investment in financial assets (including goodwill) amounted to €139.8 million in 2006, €18.2 million in 2005 and €278.5 million in 2004. In 2006, financial investments were primarily related to the acquisition of 34% of MTC (€109 million). In 2004, financial investments were mainly related to the acquisition of an additional interest in TCO, Tele Sudeste, Tele Leste and Celular CRT Participações (€231 million).

Acquisitions and Divestitures of Companies

        2006.    Set forth below are the primary changes that occurred during the year ended December 31, 2006 to our interests in the companies consolidated in our financial statements and in connection with purchases of our own shares.

Acquisitions

  •
  During 2006, Portugal Telecom acquired a 34% stake of Mobile Telecommunications Limited ("MTC"), a mobile operator in Namibia for €108.6 million. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC under which Portugal Telecom has the power to set and control the financial and operating policies of this company.

Other Transactions

  •
  At the Annual General Meeting of April 21, 2006, shareholders approved a share capital increase of €338,656,950 and a subsequent share capital reduction of €1,072,413,675. The share capital increase was effected May 11, 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effected on September 11, 2006 through the transfer of that amount to accumulated earnings. Following both these transactions, Portugal Telecom's fully subscribed and paid-in share capital as at December 31, 2006 amounted to €395,099,775 and is represented by 1,128,856,500 shares with a nominal value of thirty five euro each.

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

  •
  In November 2005, we sold Primesys for R$101.8 million.

  •
  In December 2005, we sold 35,000,000 shares of UOL (representing a 16% stake in the company) in UOL's initial public offering in Brazil and received net proceeds of R$201.0 million. At the end of 2005, our participation in UOL was 29%.

Share Buyback Program

  •
  In December 2005, Portugal Telecom reduced its share capital from €1,166,485,050 to €1,128,856,500 through the cancellation of 37,628,550 treasury shares that were purchased during 2005. The number of treasury shares cancelled was equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation in December 2004, thus completing the 10.0% share buyback announced in September 2003.

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

Acquisitions

  •
  During 2004, PT Conteúdos acquired 250,000 shares of Sport TV, equivalent to 16.6% of its share capital, for €16.3 million. This acquisition increased PT Conteúdos' ownership of Sport TV to 50%, and the purchase price was allocated to an intangible asset consisting of the broadcasting rights held by Sport TV for the matches of the Portuguese football leagues for the 2004 to 2008 seasons.

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

  •
  On October 8, 2004, TCP concluded a tender offer for the acquisition of an additional interest in TCO, another former Vivo subsidiary. TCP paid R$902 million for this acquisition and increased its ownership in TCO from 29.3% to 51.4% (excluding treasury shares).

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

Research and Development

        In 2004, 2005 and 2006, we invested approximately €10.6 million, €11.1 million and €4.0 million, respectively, in research and development. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems. See "Item 4—Information on the Company—Our Businesses".

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

U.S. GAAP Reconciliation and Recent Accounting Pronouncements

U.S. GAAP Reconciliation

        Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. Our net income from continuing operations (before minority interests) under IFRS was €699.1 million in 2004, €667.2 million in 2005 and €954.1 million in 2006, and our net income from continuing operations (after minority interests and before change in accounting principles) under U.S. GAAP was €485.7 million in 2004, €424.5 million in 2005 and €734.7 million in 2006. Our shareholders' equity as of December 31, 2004, 2005 and 2006 under IFRS was €2,254.2 million, €2,582.1 million and €3,106.0 million in 2006, respectively, and our shareholders' equity under U.S. GAAP as of those dates was €1,638.5 million, €1,819.4 million and €1,877.6 million in 2006, respectively. The principal differences between IFRS and U.S. GAAP with respect to our consolidated financial statements in 2004, 2005 and 2006 relate to:

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

        See Note 47 to our audited consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

        Accounting for Certain Hybrid Financial Instruments: An Amendment of FASB Statements Nos. 133 and 140. In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140", which amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement resolves issues addressed in Statement 133 Implementation Issue No. D 1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets".

        This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. We do not anticipate that the adoption of this new statement at the required effective date will have a significant effect in our results of operations, financial position or cash flows.

        Accounting for Servicing of Financial Assets.    In March 2006 the FASB issued Statement No. 156 "Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140." This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose a measurement method for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

        Accounting for Uncertainty in Income Taxes.    In June 2006, the FASB issued FASB Interpretation (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters.

FIN 48 is effective for fiscal years beginning after December 15, 2006. We are assessing the impact of the adoption of FIN 48.

        Fair Value Measurements.    In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". This Statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that will result from the adoption of SFAS 157.

        Employers' Accounting for Defined Pension and Other Postretirement Plans.    In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R)". This Statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to Statement 87 or 106. The Statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The Statement was effective at fiscal year end 2006, and the we adopted the statement at that time, as explained in Note 47 to our audited consolidated financial statements.

        Fair Value Option for Financial Assets and Financial Liabilities.    In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. We are currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on or consolidated financial statements.

        Considering the Effects of Prior Year Misstatements.    In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 expresses the SEC's view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.

        Gross Versus Net Presentation of Taxes Collected from Customers.    In June 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies", if those amounts are significant. E1TF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

Exchange Rate Exposure to the Brazilian Real

        The composition of our assets and revenue base expose us to significant exchange rate risk in respect of the Brazilian Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See "—Liquidity and Capital Resources—Equity" above.

        Currency Composition of Our Assets.    The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2005 and 2006.

	As of December 31,
	2005		2006
Consolidated Assets	EUR millions	% of total assets	EUR millions	% of total assets
Euro	11,072	66.6%	9,032	63.7%
Brazilian Real	5,424	32.6%	4,867	34.3%
Other	133	0.8%	272	1.9%

	16,629	100.0%	14,171	100%

        Currency Composition of Our Indebtedness.    The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2005 and 2006. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 34 to our audited consolidated financial statements included in this report.

	As of December 31,
	2005		2006
Indebtedness	EUR millions	% of total indebtedness	EUR millions	% of total indebtedness
Euro	6,511	85.9%	5,009	85.8%
Brazilian Real	927	12.2%	802	13.7%
U.S. dollar	136	1.8%	21	0.4%
Other currencies	10	0.1%	8	0.1%

	7,584	100.0%	5,840	100.0%

        Exposure to Exchange Rate Risk.    Our Brazilian Real-denominated debt enables us to hedge to a certain extent against exchange rate risk relating to our Brazilian Real-denominated assets. We do not generally use other hedging instruments to hedge our foreign currency-denominated assets. As of December 31, 2006, Vivo's consolidated debt (the great majority of which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 13.7% of our total consolidated indebtedness.

        For more detailed information as at December 31, 2006 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

        Fluctuations to the Brazilian Real Can Affect the Value of Our Investments in Brazil.    A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. As of December 31, 2006, our 50% interest in Vivo's net assets amounted to €2,551.8 million at the year end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets.

        Given the substantial investments we have in Brazil, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this "Item 5—Operating and Financial Review and Prospects". In the last three years, the Real has stabilized and even appreciated against the Euro and the U.S. Dollar. By the end of 2006, the exchange rate between the Euro and the Real was R$2.8118 = €1.00. Nevertheless, we cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real". See also "Item 3—Key Information—Risk Factors—Risks Related to Our Brazilian Mobile Business—We Are Exposed to Exchange Rate and Interest Rate Fluctuations".

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

        The rules governing the composition of the Board of Directors were changed at the General Meeting of Shareholders held on June 22, 2007. Under the new rules, the Board of Directors is composed of any odd or even number of 15 to 23 directors, including the Chairman. The directors are elected by a majority of the votes cast at the annual shareholders meeting following the expiration of their term. In addition, a majority of votes cast by holders of A shares is required to elect one-third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of Portugal Telecom's share capital, has the right to elect a director to substitute for the director previously elected by the fewest number of votes. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

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

        The articles of association also provide for an audit committee composed of three members of the board of directors. The responsibilities of the audit committee are described below under "—Board Practices".

Board of Directors and the Executive Committee

        Portugal Telecom's Board of Directors currently consists of twenty-three directors. The Executive Committee is currently composed of seven directors. The names and offices of current members of

Portugal Telecom's Board of Directors, their principal past affiliations and certain other information are set forth below.

        The term of office of the members of the Board of Directors listed below expires on December 31, 2008.

        The following directors are also members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Term expires 31st December, 2008. Aged 63. Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of PT Centro Corporativo S.A., since March 2006; Chairman of the Board of Directors of PT Portugal, SGPS S.A., since March 2006; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A., since April 2006; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. since 2001; Member of the Board of Directors of Fundação Eugénio de Almeida since 1992; Chief Executive Officer of Lusomundo Media, SGPS S.A. from 2002 until 2004; Chief Executive Officer of Diário de Notícias from 2002 until 2004; Chief Executive Officer of Jornal de Notícias from 2002 until 2004; Chief Executive Officer of TSF from 2002 until 2004; Chief Executive Officer of Jornal do Fundão from 2002 until 2004; Chief Executive Officer of Açoreana Ocidental from 2002 until 2004; Chief Executive Officer of DN da Madeira from 2002 until 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comercio e Indústria S.A. from 2001 until 2004; Member of the Board of Directors of Parfil SGPS S.A. from 2001 until 2004; Chairman of the Board of Directors of Margrimar Mármores e Granitos S.A from 1999 until 2005; Chairman of Marmetal—Mármores e Materiais de Construção S.A. from 1999 until 2005; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jomalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor—Mármores e Cerâmicas de Portugal S.A. during 1990; Chairman of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chairman of Fundação Eugénio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Electrica during 1981; Ambassador of Portugal near O.C.D.E.; and Chief of the Civil House of the President of Portugal from 1976 until 1979.

        Zeinal Abedin Mahomed Bava.    First elected 2000. Term expires December 31, 2008. Age 41. Vice President of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of TV Cabo Portugal, S.A. since March 2004; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS S.A. since May 2003; Member of the Board of Directors of PT Centro Corporativo S.A., since March 2006; Member of the Board of Directors of PT Portugal, SGPS S.A. since March 2006; Member of the Board of Directors of PT Rede Fixa, SGPS S.A. since March 2006; Chief Executive Officer of TMN—Telecomunicaões Müveis Nacionais, S.A. since December 2005, Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT PRO Serviços de Gestão S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. since November 2002; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas S.A. from June 2003 until 2006; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação S.A. from May 2003 until 2005; Member of the Board of Directors of Fundação Portugal Telecom from March 2003 until December 2004; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST-Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the

Board of Directors of Telesp Celular Participações S.A. from April 2001 until December 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Executive Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.

        Rodrigo Jorge de Araújo Costa.    First elected 2005. Term expires 31st December, 2008. Aged 47. Vice President of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of PT Comunicações S.A. since March 2006; Member of the Board of Directors of PT Centro Corporativo S.A., since March 2006; Member of the Board of Directors of PT Portugal, SGPS S.A., since March 2006; Member of the Board of Directors of PT Rede Fixa, SGPS S.A., since April 2006; Chairman of the Board of Directors of PT.com Comunicações Interactivas, S.A. April 2006; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas S.A. April 2006; Chairman of the Board of Directors of PT Sistemas de Informação, S.A since May 2006; Chairman of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since May 2006; Chairman of the Board of Directors of Portugal Telecom Informação S.A. since June 2006; Member of the High Council for Foreign Investment since 2004; Advisor of the Government Technology Plan since 2005; Corporate Vice President of Microsoft Corporation's OEM Division from 2002 until 2005; General Manager of Microsoft Corporation (Portugal) from 1990 until 2001; General Manager of Microsoft Brazil from 2001 until 2002; Vice President of the Portuguese-American Chamber of Commerce from 1996 until 2001.

        Luís Miguel da Fonseca Pacheco de Melo.    First elected 2006. Term expires 31st December, 2008. Aged: 41. Chief Financial Officer and Executive Director of Portugal Telecom, SGPS S.A. since April 2006; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since 2006; Chairman of the Board of Directors of Cabo TV Açoreana S.A. since 2004; Member of the Board of Directors of Cabo TV Madeirense S.A. since 2003; Member of the Board of Directors of PT PRO—Serviços Administrativos e de Gestão Partilhados, S.A. since 2003; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS S.A. from June 2002 until 2006; Member of the Board of Directors of TV Cabo Portugal S.A. from 2002 until 2006; Member of the Board of Directors of Lusomundo Audiovisuais S.A. from 2002 until 2006; Member of the Board of Directors of Lusomundo Cinemas S.A. from 2002 until 2006; Member of the Board of Directors of PT Conteúdos S.A. from 2002 until 2006; Member of the Board of Directors of PT Televisão por Cabo SGPS, S.A. from 2002 until 2006; Member of the Board of Directors of Sport TV from June 2002 until November 2005; Manager of Lusomundo España S.L. from 2002 until 2006; Executive Director of BES Investment, a subsidiary of Banco Espírito Santo Group, one of our major shareholders, from 1998 to 2002; Director of UBS Limited from 1995 to 1998.

        João Pedro Amadeu Baptista.    First elected 2006. Term expires 31st December, 2008. Aged 49. Member of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A) since 2006; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A. since 2006; Chairman of the Board of Directors of PT Acessos de Internet WI-FI, S.A.; Vice-Chairman of Vivo Participações since 2006; Vice-Chairman of the Board of Directors of Brasilcel, N.V. since 2006; Member of the Board of Directors of Unitel, SARL since 2006; Member of the Audit Committee of the Victoria and Albert Museum in London since 2005; Lead Partner of Booz Allen Hamilton from 2005 to 2006; Global Head of the Technology, Information and Entertainment Industry Group at Marsh & McLennan Companies Inc. from 2004 to 2005; Global Head of the Technology,

Information and Entertainment Group and Co-Leader for the United Kingdom of Mercer Management Consulting from 2000 until 2005; Member of the Executive Committee of Mercer Management Consulting from 1997 until 2005.

        António Aleixo Caludino Caria.    First elected 2006. Term expires 31st December 2008. Aged 55. Member of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A since 2006; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informaçao, S.A, since 2006; Member of the Board of Directors of Cabo TV Açoreana since 2003; Member of the Board of Directors of TV Cabo Portugal from 2000 until 2006; Managing Director of the Board of TV Cabo Lisboa from 2000 until 2002; CEO of TV Cabo Tejo from 1998 until 2000; Member of the Council of Fundação Cultursintra from 1998 until 2006; Member of the Board of Directors of INESC from 1997 until 2006; Member of the Council of AERSET, Associacão Empresarial da Regiao de Setubal, from 1996 until 1998; CEO of TV Cabo Sado from 1996 until 1997; Member of the Executive Committee of Portugal Telecom, SGPS S.A. from 1995 until 1996; Regional Managing Director of Portugal Telecom from 1990 until 1995; Manager of Customer Premise Equipment from 1987 until 1990; Manager of National Network Switching Planning from 1983 until 1987.

        Rui Pedro Oliveira Barroso Soares.    First elected 2006. Term expires 31st December 2008. Aged 34. Member of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A. since 2006; Vice-President of AIP—Associação Industrial Portuguesa since 2006; Member of the Executive Committee of PT Compras—Serviços de Consultoria e Negociação, SA from 2005 to 2006; Consultant to PT Multimédia's Board for Business Intelligence, Quality of Service, Security and Real Estate Management from 2001 to 2004; In the Banque Nationale de Paris/Paribas Executive in Business Intelligence on market and competition analysis; Consultant to the Socialist Group in the European Parliament from 1998 to 2000.

        The following directors are not members of the Executive Committee:

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Term expires 31st December, 2008. Aged 40. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. since August 2002; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. since 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informacção Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1991 until 1993; Consultant to Roland Berger & Partner from 1989 until 1991.

        Jorge Humberto Correia Tomé.    First elected 2002. Term expires 31st December, 2008. Aged 52. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chief Executive Officer of Caixa—Banco de Investimento, S.A. since 2001; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa—Banco de Investimentos, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios since 2001; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of Directors of SULPEDIP, S.A. (currently PME Investimentos, S.A.) from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A from 1986 until 1989; Senior Auditor with Coopers & Lybrand from 1980 until 1983; Junior

Economist in IAPMEI (Institute for Small and Medium Companies and Investment) from 1979 until 1980.

        Fernando Abril-Martorell.    First elected 2001. Term expires 31st December, 2008. Aged 44. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chief Executive Officer of Credit Suisse Spain since 2005; Member of the Board of Directors of Telecomunicações de São Paulo—Telesp from 2001 until 2003; Chief Operating Officer of Telefónica S.A. from 2000 until 2003; Chief Executive Officer of Telefónica Publicidad e Informatiôn from 1999 until 2000; Chief Financial Officer of Telefónica, S.A. from 1997 until 1999; Director-General of Corporate Finance of Telefónica Publicidad e Informatiôn from 1997 until 1999; Head of Treasury Department of JP Morgan from I987 until 1997.

        Antonio Pedro de Carvalho Viana Baptista.    First elected 2000. Term expires 31st December, 2008. Aged 49. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chairman of the Board of Directors and Chief Executive Officer of Telefónica de España, S.A.U.; Chairman of the Board of Directors and Chief Executive Officer of Telefónica Móviles España, S.A.U.; Member of the Board of Directors and of the Executive Committee of Telefónica, S.A., holding of Telefónica Group since 2006; Member of the Board of Directors of O2 PLC, and Telefónica Latinoamérica since 2006. Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. from 2003 until 2006; Member of the Board of Directors of Telefónica de Argentina, S.A. from 2003 until 2006; Chairman of the Board of Directors and Chief Executive Officer of Telefónica Moviles S.A. from 2002 until 2006; Member of the Board of Directors of Telefónica International, S.A. from 1998 until 2002; Member of the Board of Directors of Latinoamérica, from 1998 until 2002; Member of the Board of Directors of Telesp, S.A. from 200I until 2006; Member of the Board of Directors of BPI from 1991 until 1996; Principal partner of McKinsey & Company from 1985 until 1991 (Madrid/Lisbon office).

        João Manuel de Mello Franco.    First elected 1997. Term expires 31st December, 2008. Aged 60. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; President of Audit Committee of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. since 2000; Vice-Chairman of the Board of Directors of Jose de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 until 2004; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 until 2004; Chairman of the Board of Directors of Engimais from 2001 until 2004; Member of the Board of Directors of International Shipowners Reinsurance Cofrom 1998 until 2005; Member of the Superior Board of Portugal Telecom, SGPS S.A. from 1996 until 1997; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN—Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP—Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC—Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Gerald Stephen McGowan.    First elected 2003. Term expires 31st December, 2008. Aged 60. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Ambassador of the United States to Portugal from 1997 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation (OPIC) in 1996; Member of the Board of Directors of Virginia Port Authority

in 2002; Member of Board of Directors of Cellular Telecommunications Industry Association from 1990 until 1998.

        Tomaz de Mello Paes de Vasconcellos.    First elected 2003. Term expires 31st December, 2008. Aged 49. Member of the Board of Directors of Portugal Telecom, SGPS S.A; Member of the Audit Committee of Portugal Telecom, SGPS S.A. since 2003; Managing Partner of TPV, Lda. since 1998. Member of the Board of Directors of Grupo Santogal from 1989 until 1998; Controller of Hubbard Group from 1987 until 1988.

        Franquelim Fernando Garcia Alves.    First elected 2006. Term expires 31st December, 2008. Aged 52. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Cinveste Group; Chairman and Chief Executive Officer of IGCP—Instituto de Gestão do Crédito Público from 2004 until 2006; State Secretary Deputy of Economy Minister from 2003 until 2004; Chairman of the Board of Directors of SIMAB—Sociedade Instaladora de Mercados Abastecedores, S.A. since 2002 until 2003; Chief Financial Officer of Lusomundo Group from 2000 until 2002; Member of the Board of Directors of Lusomundo, SGPS S.A., Lusomundo Net, Diário de Notícias, Lusomundo Media, SGPS S.A. and Lusomundo Audiovisuais, SGPS S.A., from 2000 until 2002; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors and Chief Financial Officer of Lusomundo, during 1992; Director of Research and Corporate Finance of Socifa & Beta, during 1991; Director of Banco Português do Atlântico, during 1987; Partner of Ernst & Young Portugal, during 1971.

        Fernando Henrique Viana Soares Carneiro.    First elected 2006. Term expires 31st December, 2008. Aged 57. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Economic Council Member at Portuguese Embassy on London since 2003; Consultant from 2002 until 2003; Chairman of the Board of Directors of Somincor—Sociedade Mineira de Neves-Corvo, S.A. and of EDM, Empresa de Desenvolvimento Mineiro, S.A., from 1998 until 2002; Member of the Board of Directors of BERD, Banco Europeu de Reconstrução e Desenvolvimento, from 1993 until 1998; Member of the Board of Directors of Banco Mundial Group; Economic Council Member at Portuguese Embassy on Washington DC, before 1988; Director of SEDES and of DECO, before 1988.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Term expires 31st December, 2008. Aged 42. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of several companies; Member of the Remuneration Committee of a bank and Director of the Automóvel Clube de Portugal; devotes his full time running his personal businesses, in Portugal and abroad, through Ongoing Strategy Investments, SGPS, S.A.; In 1995 launched the Portuguese branch of the multinational Heidrick & Struggles; Senior Partner and Managing Partner of Heidrick & Struggles until 2006; Senior Manager of Strategy and Change Management at Andersen Consulting (currently Accenture), from 1987 until 1995; Simultaneously engaged on non-executive responsibilities, at family owned companies; Manager and shareholder of Sociedade do Rosário, SGPS, S.A. from 1987 until 1995.

        Luís Filipe Rolim de Azevedo Coutinho.    First elected 2006. Term expires 31st December, 2008. Aged 46. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of Statutory Audit Board of Fundação EDP, since 2005; Member of Board of Directors and member of Audit Committee of EDP—Energias de Portugal S.A., since May; 2003; Consultant of Abrantina Group, since 1992; Director of AMEC—Associação Música Edução e Cultura, from 2003 until 2005; Consultant at Câmara Municipal de Lisboa from 2002 until 2003; Member of the Board of Directors of Valora—Serviços de Apoio à Emissão Monetária, S.A. from 1999 until 2002; Consultant of Banco de Portugal from 1998 until 1999 and from 1995 until 1996; Consultant of Fundação Calouste Gulbenkian from 1996 until 2000; Consultant of Finance State Secretary during 1994; Consultant of V.I/B.T.A Group from 1990 until 1993; Consultant of I.P.E. from 1989 until 1990.

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Term expires 31st December, 2008. Aged 45. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Banco Espírito Santo (International) Limited: Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of Directors of Espírito Santo Overseas Limited; Member of the Board of Directors of BES Finance Limited; Member of the Board of Directors of MTS Portugal—Sociedade Gestora do Mercado Especial de Dívida Pública—SGMR, S.A.; Member of Disciplinary Comité of ISMA (International Securities Markets Association); Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from 1991 until 1992; Member of the Board of Directors of ESER, from 1992 until 1995.

        Armando António Martins Vara.    First elected 2006. Term expires 31st December, 2008. Aged 52. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Caixa Geral de Depósitos; Chairman of the Board of Directors of IMOCAIXA, S.A.; Chairman of the Board of Directors of SOGRUPO, GI (ACE—CGD Group); Member of the Board of Directors of Caixa Participações, SGPS; Minister of the Youth and the Sport of the XIV Constitutional Government from September 2000 until December 2000; Deputy Minister of the Prime Minister of XIV Constitutional Government from October 1999 until September 2000; Deputy Secretary of State of the Minister of the Internal Administration of XIII Constitutional Government from 1997 until 1999; Secretary of State of the Internal Administration of XIII Constitutional Government from 1995 until 1997; Member of the House of Representatives in the IV, V, VI e VII Legislatures; Vice President of the Legislative Committees of Social Equipment and Youth; Member of the Parliamentary Assembly of Council of Europe from 1987 until 1991; Member of the Parliamentary Assembly of UEO from 1989 until 1991; Member of the National Secretaryship and the Permanent Commission of the Socialist Party (PS) from 1992 until 2002; Chairman of the Board of Directors of Foundation Jose? Fontana, from 1992 until 1996; Member of Câmara Municipal da Amadora; Member of the Direction of the Institute of the Democratic Press; Member of Instituto Luso-Árabe de Cooperção.

        Francisco Teixeira Pereira Soares.    First elected 2006. Term expires 31st December, 2008. Aged 57. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; President of the Environment Commission of CEEP, Brussels, since 2000; Consultant of Civil House of the President of the Republic from 2005 until 2006; Chief Executive Officer of API Capital, Sociedade de Capital de Risco, S.A., from January 2003 until October 2004; Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A., from May until December 2004; Member of the Board of Directors of NAER—Novo Aeroporto, S.A. from 2002 until 2004; Member of the Board of Directors and Chief Executive Officer of I.P.E.—Tecnologias de Informação, SGPS S.A. from 2000 until 2001; Member of the Board of Directors and Member of Executive Committee of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital—Sociedade de Capital de Risco, S.A. from 1996 until 2000; Member of the Direction of AMBELIS—Agência para a Modernização Económica de Lisboa, S.A., from 1994 until 1996; Consultant at several companies and Consultant at NBIA (National Business Incubation Association, USA), RBN (European Business Network, Brussels), from 1994 until 1996; Chairman of the Board of Directors of AITEC—Tecnologias de Informação, S.A. from 1987 until 1994; Member of the Direction from 1987 until 1993 and Member of General Council during 1994 of UNINOVA, Instituto de Novas Tecnologias; Member of the Direction of ICTM, Instituto de Ciência e Tecnologia de Materiais from 1987 until 1992; Consultant of the Board of Directors of I.P.E, S.A. from 1987 until 1992; Consultant of IPE, Investimentos e Participações Empresariais, S.A. from 1984 until 1986; Main Assessor of Ministry of the Industry from 1982 until 1986; Director of Ministry of Industry from 1977 until 1981; Chief of

Cabinet of the Minister of the Industry and Technology during 1975; Superior technician of the Ministry of the Industry from 1972 until 1977.

        José Guilherme Xavier de Bastos.    First elected 2007. Term expires 31st December, 2008. Aged 68. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Audit Committee of Portugal Telecom SGPS S.A since June 2007; Member of the Centre of Studies of the Chamber of Chartered Accountants since 2003; Member of the Portuguese Privatizations Monitoring Board since December 1988; Lecturer at the Faculty of Law of the University of Coimbra until 2005; Lecturer at the Faculty of Economics of the University of Coimbra until 2004; Appointed as Member of the Board for the Development of the Portuguese Tax Reform in 1994; Member of the Committee drafting Portuguese legislation that implemented the European Directives on the VAT transitional period in the internal market in 1993; Member of the VAT Administration Service in 1992; Member of the Portuguese Tax Reform Board from 1984 until 1988; Appointed as President of the Portuguese VAT Commission in May 1980.

        Rafael Luís Mora Funes.    First elected 2007. Term expires 31st December, 2008. Aged 41. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A.; Member of the Remuneration Committee of Impresa Group; Member of the Sustainability and Governance Committee of Millennium BCP Group; Member of the Remuneration Committee of Banco Privado Português; Member of the Supervisory Board of the Business School of INDEG-ISCTE; Director of the Automóvel Clube de Portugal; In 1995 launched with Nuno Rocha dos Santos de Almeida e Vasconcellos the Portuguese branch of the multinational Heidrick & Struggles; Managing Partner of the Portuguese branch of Heidrick & Struggles since 1995.

Executive Officers

        Portugal Telecom has 16 officers who are in charge of our various business and administrative departments and report directly to the Board of Directors or who are in charge of Portugal Telecom's subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom, SGPS S.A. Appointed 2002. Age 58. Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. since 2004; Member of the Board of PT Ventures, SGPS, S.A. (ex- Portugal Telecom Internacional, SGPS, S.A.) since 2000; Manager of Image and Communication Department of Portugal Telecom Group from 1999 to 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 to 2005; Member of the Board of Directors of AMSCO—African Management Services Company since 1996; Member of Management and Executive Board of Portuguese-Angolan Chamber of Commerce and Industry from 1996 to 2005; Member of the Fiscal Board of UCCLA-União das Cidades e Capitais de Língua Portuguesa since 1996; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 to 1999; Secretary of State of Portuguese Communities from 1992 to 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 to 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 to 1982.

        Francisco José Meira Silva Nunes.    Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom. Appointed 2003. Age 43. Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since 2003; Member of the Board of Directors of PT PRO, S.A. since 2003 and Member of its Executive Committee since 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e

Negociação, S.A. since 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 to 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 to 1999.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financing and Treasury Department of Portugal Telecom. Appointed 2001. Age 40. Managing Director of Portugal Telecom International Finance BV since 2002; Member of the Portuguese Privatization Commission from 1999 until 2001; Advisor to the Secretary of State for Treasury and Finance since 1996 to 1998; Lecturer of Financial Strategy from 1996 until 2001 at MBA Program—IEP/EGP; Assistant Lecturer of Corporate Finance and Macroeconomics at Oporto University from 1987 to 1996; Assistant Lecturer of Firm Valuation from 1994 to 1997 at IESF; Analyst of the Mergers and Acquisitions Department of BPI from 1990 to 1994.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2004. Age 34. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 to 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 to 1999.

        Nuno Miguel da Silva Anjos Machado.    Manager of the Planning and Control Department of Portugal Telecom. Appointed 2006. Age 32. Vice President in the Investment Banking Division of Goldman Sachs International form 1999 to 2004; Research Analysts at Deutsche Morgan Grenfell from 1997 to 1999.

        António Manuel Robalo de Almeida.    Coordinator of Regulatory Affairs of Portugal Telecom. Appointed 2005. Age 51. Manager of Regulatory Department of Portugal Telecom, SGPS S.A. from 2002 to 2005; Manager of Economic and Regulatory Coordination of PT Comunicações, S.A. since 2000; Manager of Regulation Department of Portugal Telecom, SGPS S.A. from 1997 to 2000; Member of the Board of Main Road/Optimus during 1997; Director of New Telecommunications Business of Sonae Group from 1996 to 1997; Member of the Board of Directors of ICP—Instituto das Comunicações de Portugal from 1989 to 1996; Director of Planning and Development of CTT—Correios e Telecomunicações de Portugal, S.A. from 1986 to 1988; Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1985 to 1986; Deputy Director of Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1984 to 1985; Head of Training Department of CTT—Correios e Telecomunicações de Portugal, S.A. from 1983 to 1984; Head of Human Resources Planning of CTT—Correios e Telecomunicações de Portugal, S.A. from 1982 to 1983.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Age 43. Head of European Community Affairs of ICP-ANACOM—Autoridade Nacional de Comunicações from 2003 to 2004; Member of the Regulatory Department of Portugal Telecom, SGPS S.A. from 2000 to 2003; Member of the Regulatory Department of Portugal Telecom, SGPS S.A. from 1998 to 1999; Seconded National Expert in the European Commission—DG Enterprise and DG Information Society from 1995 to 1998; Internal Legal Adviser of the Board of Directors of CN—Comunicações Nacionais, SGPS, S.A. from 1993 to 1995.

        Miguel Dias Amaro.    Manager of the Internal Audit Department of Portugal Telecom. Appointed 2004. Age 40. Assistant to the CEO of Portugal Telecom, SGPS S.A. from 2003 to 2004; Equity Analyst (telecommunications sector) in Espírito Santo ByM (Madrid office) from 2000 to 2002; Assistant to the Secretary of State for Treasury and Finance from 1999 to 2000; Equity Analyst (Retail and Pulp and Paper sectors) in Espírito Santo Research from 1997 to 1999 (Lisbon office); Head of Sales for Roca Cerâmica e Comércio S.A. from 1994 to 1996; Sales Delegate for Roca Cerâmica e Comércio S.A. from 1991 to 1994.

        Abilio Cesário Lopes Martins.    Manager of the Communication Department of Portugal Telecom. Appointed 2003. Age 35. Head of Corporate Communication of Portugal Telecom from 2002 to 2003; Media Relations Advisor for Portugal Telecom's Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 to 2002.

        Luís Filipe Nunes Cabral Moura.    Manager of the Human Resources Department of Portugal Telecom. Appointed 2000. Age 49. Manager of Human Resources Department of Portugal Telecom, SGPS S.A. from 1998 to 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 to 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 to 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 to 1993; Manager of Macao's Government Land Department from 1990 to 1991; Manager of Macao's Government Projects Analysis Department from 1989 to 1990; Operations Research High School Assistant from 1986 to 1989; Economist of a Portuguese Group (SOTRIL) from 1985 to 1986; Economist of the Azores' Planning Department from 1983 to 1985; Adviser of Energy's Secretary of State from 1983 to 1984; Manager of Plan and Production of Moore Paragon in 1983.

        Rogério Miguel Antunes Campos Henriques, Manager of the Business Development Department of Portugal Telecom. Appointed 2004. Age 34. Senior Project Manager of the Strategy and Business Development Department of Portugal Telecom, SGPS S.A. from 2003 to 2004; Manager and consultant of The Boston Consulting Group in Lisbon and Madrid from 1994 to 2002.

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

        João Pedro Amadeu Baptista.    Chief Executive Officer of PT Investimentos Internacionais, S.A. See "—Board of Directors and the Executive Committee".

        Roberto Oliveira de Lima.    Chief Executive Officer of Vivo. Appointed 2005. Age 56. Chief Executive Officer and Vice President for Regulatory Matters and Institutional Relations of Vivo Participações S.A., Tele Centro Oeste Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A. since 2005; director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil Ltda. and Portelcom Participações Ltda., all affiliates of Vivo, since 2005; Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005; prior to 1999, held executive positions at Accor Brasil S.A., Rhodia Rhone Poulenc S.A. and Saint Gobain S.A.

        Pedro Manuel Brandão Rodrigues.    Chief Executive Officer of PT Compras, S.A. Appointed 2006. Age 56. Member of Supervisory Board of Brasilcel NV since 2003; Member of the Board of Directors and of the Executive Committee of TMN—Telecomunicações Móveis Nacionais, S.A. from 2006 to 2006; Member of the Board of Directors of PT Móveis, S.G.P.S., S.A. from 2000 to 2003; Member of the Board of Directors of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A.; Member of the Board of Directors of Meditelecom from 2000 to 2004; Member of the Board of Directors of Mascom Wireless from 2002 to 2003; elected to the Portuguese Parliament for Lisbon in the General Election of March 2002 and a member of the Portuguese National Educational Council elected by Parliament from 2000 to 2005; member of the Board of Directors and of the Executive Committee of Banco Mello and Banco Mello de Investimentos from 1993 to 2000; appointed in 2002 a member of the Committee for the Definition of the Television Public Service; Chief Executive Officer of Promindústria SA from 1987 to 1993; Manager Product and Business Development of Alusuisse-Lonza in Zurich from 1980 to 1987.

        Paulo Manuel Namorado Nordeste.    Chief Executive Officer of PT Inovação, S.A. Appointed 1999. Age 53. Infrastructure General Manager from 1998 to 1999; Deputy member of the Board of Directors of INESCTEL from 1995 to 1998; Portugal Telecom's representative in the Executive Commission of the Telecommunications Institute from 1993 to 1998; Chairman of the Shareholders General Meetings of Instituto Electrotécnico Português (IEP) from 1993 to 1998; Deputy Member of the Board of Directors of MEGASIS from 1993 to 1994; Development and Investigation Manager/CET from 1990 to 1998; National Deputy of the European Union RACE and ACTS program from 1990 to 1998; Scientific Employee at DGXIII-F of the European Union, RACE program, in Brussels from 1986 to 1990; Chief of the Traffic Engineering Division (CET) of Portugal Telecom, SGPS S.A. in Aveiro from 1976 to 1986.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT PRO, S.A. Appointed 2003. Age 47. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS S.A. from 2002 to 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 to 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 to 2000; Manager at Coopers & Lybrand Lisbon from 1992 to 1997; Consultant at Andersen Consulting Lisbon from 1988 to 1992; Industrial Engineer at General Motors from 1983 to 1988.

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

Compensation

        In the year ended December 31, 2006, we paid aggregate compensation of €10.4 million to our directors (including members of our Executive Committee). Of the total amount of compensation paid to directors in 2006, €4.1 million was based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group. In addition to the above-mentioned remuneration, board members are entitled to certain privileges to facilitate their ability to carry out their jobs.

        In addition, pursuant to agreements with certain former members of the Board of Directors, in return for non-competition clauses, Portugal Telecom also paid compensation in an amount of €10.7 million, of which €9.7 million was paid to executive directors and the remaining amount was paid to non-executive directors.

        In 2006 and 2005, fixed remuneration of key employees of the Portugal Telecom Group management amounted to €6.9 million and €9.3, million respectively, and variable remuneration amounted to €3.6 million and €5.6 million, respectively.

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. Following our General Meeting of Shareholders held on June 22, 2007, the new members of the Compensation Committee are Álvaro João Duarte Pinto Correia, João de Mello Franco and Francisco Adelino Gusmão Esteves de Carvalho.

        The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers. The factors included in the variable compensation model for any given year may include performance measures such as consolidated revenues, adjusted EBITDA, adjusted EBITDA minus capital expenditures, net profits before workforce reduction program costs and the ratio of the Total Shareholder Return of Portugal Telecom compared to the Total Shareholder Return of the DJ Stoxx 600 Telecom index, where the "Total Shareholder Return" means the sum of the variation in the share price plus the value of dividends per share. The members of our Compensation Committee are listed below under "—Board Practices".

        Four of our directors and executive officers also participate in the Portugal Telecom pension plan or related plans on the same basis as other employees or former employees who participate in the plan. One of those persons has begun to receive retirement benefits under the plan, and amounts were accrued in respect of retirement benefits for the other three members. The total amount accrued to provide benefits under the plan for these directors and officers as of December 31, 2006 was €7.8 million. For information on our post retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits".

        The Chairman of our Board of Directors and certain members of our Executive Committee are parties to contracts that entitle them to receive the equivalent of between one and two years' salary (and, in some cases, variable compensation) if they are not reelected to those offices, the most recent of which was signed in April 2006 and provides for two years' salary. In return, those parties agree not to compete with the Company for a specified period following the time they cease to hold office with the Company. In addition, if the Company terminates any such person without cause, the person has the right to receive the salary (and, in some cases, variable compensation) that he would have received if he had completed his three-year term.

Board Practices

        At the General Meeting of Shareholders held on June 22, 2007, changes were made to Portugal Telecom's bylaws in order to adapt PT's corporate governance structure to the new legal framework established by Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. At this meeting, the shareholders approved the adoption of the "Anglo-Saxon" model described in "Item 10—Additional Information—Corporate Governance". Under this model, the audit committee acts as a supervisory board for the Company's activities. João Manuel de Mello Franco, Thomaz de Mello Paes de Vasconçellos and José Guilherme Xavier de Basto were elected as the new members of this audit committee to complete the 2006-2008 term of office.

        In addition, the new corporate governance structure includes a registered accountant who is not one of the members of the audit committee, as required by Decree-Law 76-A/2006 dated March 29, 2006. At the above-mentioned General Meeting of Shareholders, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, was elected as the new effective registered accountant, and Ascensão, Gomes, Cruz & Associados SROC, represented by Mário João de Matos Gomes, was elected as the new substitute registered accountant.

        As from the General Meeting of Shareholders held on June 22, 2007, Portugal Telecom is required by its articles of association and Portuguese law to maintain an audit committee consisting of three non-executive board members.

        In addition to the authority established in Portuguese laws, the audit committee has specific authority granted by our articles of association, including, inter alia, powers: (i) to verify the accuracy of the financial statements and, in general, to supervise the quality and integrity of the financial information; (ii) to supervise the process of preparation and disclosure of financial information; (iii) to supervise the statutory audit and the auditing of our financial statements, as well as to supervise and evaluate the internal proceedings related to accounting and audit matters; (iv) direct and exclusive responsibility to appoint, hire, retain or dismiss and to establish the compensation of our independent auditors, as well as to supervise their qualifications and independence and to approve the audit services and/or non-audit services to be rendered by said independent auditors or associate persons; to supervise the quality, integrity and effectiveness of the risk management system, the internal control system, as well as the internal audit system; and (v) to receive the communications of irregularities, claims and/or complains submitted by shareholders, employees of the Company or third parties, as well as to implement the proceedings for the receipt, retention and treatment of the above referred irregularities, claims and/or complaints whenever concerning accounting and auditing matters as well as related to internal controls as regards those subject matters. Under our articles of association, as approved in the aforementioned General Meeting, the independent auditors shall report to and be subject to the direct and exclusive oversight of the audit committee, which shall annually obtain and review an audit report with the independent auditors.

        The audit committee shall schedule its meetings at least once every two months of each financial year at the time and place determined by its Chairman, without prejudice of additional meetings being convened by the Chairman or at request of the majority of its members. The audit committee shall not meet without the attendance of the majority of its members, provided that the Chairman may, in cases of recognized urgency or justified impossibility, permit such meeting without the attendance of such majority if it is assured by vote by correspondence or by proxy (provided however that each members does not act on behalf of more than one audit committee member).

        The resolutions of the audit committee shall be adopted by the majority of votes cast and its Chairman has a casting vote. The resolutions adopted during the audit committee's meetings, as well as its members' voting statements shall be recorded in minutes prepared for such purpose, which shall be signed by all members of the audit committee participating in the meetings, all having the prerogative of summarizing their interventions to be mentioned in such minutes.

        As required by the new rules set forth in the articles of association as from the General Meeting of Shareholders held on June 22, 2007, in our annual budget we establish the financial resources required for the audit committee to pay the compensation or funding of the independent auditor and of any advisors of the audit committee as well as to cover the expenses required for the audit committee to perform its powers and duties.

        Portugal Telecom's Compensation Committee was initially created at its General Meeting of August 1995, with the objective of fixing the remuneration of its statutory bodies. It must be reestablished, and its members appointed, periodically by the General Meeting of Shareholders.

        At the General Meeting of Shareholders held on June 22, 2007, the following members of the Compensation Committee were elected: Álvaro João Duarte Pinto Correia, João de Mello Franco and Francisco Adelino Gusmão Esteves de Carvalho.

        See "—Compensation" above for information about contracts to which certain of our directors are party.

Employees

        We had a total of 12,666 employees in our domestic businesses on December 31, 2006, 13,101 on December 31, 2005 and 13,886 on December 31, 2004. We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        The table below sets forth the breakdown in the total number of our employees in the years 2004 through 2006. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2004	2005	2006
Wireline	8,311	7,682	7,181
TMN	1,133	1,184	1,140
PT Multimédia	1,302	1,388	1,376
Vivo(1)	3,175	3,042	2,948
Other Businesses(2)	13,858	19,094	19,413
TOTAL(3)	27,780	32,389	32,058

(1)
The number of employees corresponds to 50% of the employees of Vivo.

(2)
The increases in 2004, 2005 and 2006 resulted primarily from employees working in call center operations in Brazil (Mobitel), which were outsourced externally in previous years. Mobitel had 15,107 employees at December 31, 2006, 15,232 employees at December 31, 2005, and 7,991 at the end of 2004.

(3)
Of this total, we employed 13,886, 13,100 and 2l,666, respectively, 2004, 2005 and 2006 in our domestic businesses and 13,894, 19,289 and 19,392, respectively, 2004, 2005 and 2006 in our international businesses.

        The net reduction in the number of our employees since 2001 in the wireline business has resulted primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. We reduced our fixed line telephone service workforce by 792 employees in 2006. The total costs of these reductions during 2006 were approximately €229 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits".

Share Ownership and Share Option Plans

        There are no share option plans currently in place.

        As of June 22, 2007, our directors as a group directly owned 93,184 ordinary shares, representing around 0.01% of our share capital.

        The following table provides the number of ordinary shares that may be deemed to be beneficially owned by our directors. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of June 22, 2007
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava(1)	63,236	*
Rodrigo Jorge de Araújo Costa	—	—
Luís Miguel da Fonseca Pacheco de Melo	45	*
João Pedro Amadeu Baptista	—	—
António Aleixo Claudino Caria	486	*
Rui Pedro Oliveria Barroso Soares	50	*
Joaquim Aníbal Brito Freixial de Goes(2)	87,736,614	7.77%
Jorge Humberto Correia Tomé(3)	57,740,600	5.11%
Fernando Abril-Martorell	—	—
António Viana Baptista(1)(4)	112,484,651	9.96%
João Manuel de Mello Franco(1)	13,308	0.001%
Gerald S. McGowan	—	—
Thomaz de Mello Paes de Vasconcellos	—	—
Franquelim Fernando Garcia Alves(5)	7,000,000	0.6%
Fernando Henrique Viana Soares Carneiro	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(6)	60,404,969	5.35%
Luís Felipe Rolim de Azevedo Coutinho	—	—
Amílcar Carlos Ferreria de Morais Pires(7)	87,736,323	7.77%
Armando António Martins Vara(8)	57,740,600	5.11%
Francisco Teixeira Pereira Soares	—	—
Rafael Luis Mora Funes(1)(9)	60,405,470	5.35%
José Guilherme Xavier de Basto	—	—

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 87,734,177 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. Mr. Freixial de Goes is a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(3)
Mr. Jorge Humberto Correira Tomé is the Chief Executive Officer of Caixa Banco de Investimento, a 99.7%-owned subsidiary of Caixa Geral de Depósitos, which holds 57,740,600 shares, or approximately 5.11% of the outstanding shares, of the Company.

(4)
Includes (1) 10,825 shares held directly by Mr. António Pedro de Carvalho Viana Baptista and his spouse and (2) 112,473,826 shares held by Telefónica, S.A. that may be deemed to be beneficially owned by Mr. Viana Baptista. Mr. Viana Baptista is a member of the Executive Committee of the Board of Directors of Telefónica, S.A. Mr. Viana Baptista disclaims beneficial ownership of the shares held by Telefónica, S.A.

(5)
These shares are owned by Cinveste, SGPS, S.A., for which Mr. Franquelim Garcia Alves acts as a director and an executive officer, and may be deemed to be beneficially owned by Mr. Garcia Alves. Mr. Garcia Alves disclaims beneficial ownership of the shares held by Cinveste, SGPS, S.A.

(6)
Ongoing Strategy Investments - SGPS, S.A., for which Mr. Nuno de Almeida e Vasconcellos acts as a Chairman of the Board of Directors and which is 99.99% owned by members of his family, and Insight Strategic Investments - SGPS, S.A., a company 99.99%-owned by Ongoing Strategy Investments - SGPS, S.A., collectively hold a total of 60,404,969 shares, equivalent to 5.35% of the outstanding shares of the Company.

(7)
Includes (1) 2,146 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 87,734,177 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(8)
Shares held by Caixa Geral de Depósitos, which may be deemed to be beneficially owned by Mr. Armando António Martins Vara. Mr. Vara is a member of the Executive Committee of the Board of Directors of Caixa Geral de Depósitos. Mr. Vara disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos.

(9)
Includes (1) 501 shares held directly by the spouse of Mr. Rafael Luis Mora Funes and (2) 60,404,969 shares held by ongoing strategy Investments—SGPS, S.A., for which Mr. Rafael Luis Mora Funes acts as a member of the Board of Directors. Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by Ongoing Strategy Investments—SGPS, S.A.

        None of our other executive officers holds more than one percent of our ordinary shares.

        In 2005, our executive officers and those of our directors who are employees of Portugal Telecom were given the chance, like all eligible employees of Portugal Telecom, to acquire 40 shares of Portugal Telecom, subject to the same terms and conditions applicable to all employees. Eligible employees who could prove that they had kept the shares similarly allotted to them in 2003 and 2004 had the right to acquire a premium of five additional shares for each such year. During 2006, the Company did not adopt any share allotment plans or share call options, nor did any such plans remain in force regarding directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of Portugal Telecom's share capital for each shareholder which owns 2% or more of Portugal Telecom's share capital.

	Amount Owned as of June 22, 2007(1)	Percent of Class
Telefónica	112,473,826 ordinary shares	9.96%
Banco Espírito Santo Group	87,734,177 ordinary shares	7.77%
Brandes Investments Partners L.P.(2)	47,460,332 ordinary shares 36,188,923 ADSs	4.20 3.21	% %
Ongoing Strategy Investments, SGPS, S.A.	60,404,969 ordinary shares	5.35%
Caixa Geral de Depósitos Group	57,740,600 ordinary shares	5.11%
Telefónos de Mexico, S.A. de C.V. (Telmex)	38,460,000 ordinary shares	3.41%
Paulson & Co. Inc.	26,385,303 ordinary shares	2.34%
Merrill Lynch International	24,804,526 ordinary shares	2.20%
Fidelity Group	23,592,185 ordinary shares	2.09%
Grupo Barclays	23,216,664 ordinary shares	2.06%
Capital Group Companies	22,996,339 ordinary shares	2.04%
Visabeira Group	22,667,473 ordinary shares	2.01%
Controlinveste	22,600,000 ordinary shares	2.00%

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

        Currently, the Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of Portugal Telecom's A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,276,744 of Portugal Telecom's ordinary shares. These A shares and ordinary shares together represent 1.88% of Portugal Telecom's share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment when taking actions as a shareholder of our company.

        So long as the Portuguese government holds a majority of Portugal Telecom's A shares, it will have the right, under Portugal Telecom's articles of association, to veto a number of important actions, including, among other things, the declaration of dividends in excess of 40% of distributable net income in any year and capital increases and other amendments to the articles of association. In addition, so long as the Portuguese government holds a majority of Portugal Telecom's A shares, its vote will be required to elect one-third of the directors, including the chairman of the Board of Directors. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management". The

Portuguese government has stated that it will allow us the independence necessary for the future development of our company in a competitive market.

        Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica". On April 22, 2004 and April 23, 2004, Telefónica acquired 37,128,112 and 5,063,480 of our shares, respectively, in the open market. As a result of these acquisitions, Telefónica increased its ownership interest in our ordinary share capital from 4.8% to 8.2%. After these transactions, Telefónica acquired an additional 10,629,271 of our shares, and Telefónica's ownership interest increased further as a result of our share capital reduction on December 28, 2004. As of June 2007, Telefónica holds 112,473,826 of Portugal Telecom's ordinary shares, representing 9.96% of our share capital. António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, is a non-executive member of the Board of Directors of Portugal Telecom. Telefónica is our joint venture partner in Vivo. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica".

        As of June 2007, Banco Espírito Santo Group, or BES, held, directly and indirectly, 7.77% of our issued voting ordinary shares. Joaquim Aníbal Freixial de Goes, member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of June 2007, Caixa Geral de Depósitos Group, or Caixa, held, directly and indirectly, 5.11% of our issued voting ordinary shares. Armando António Martins Vara, a member of the Board of Directors of Caixa, is a non-executive member of our Board of Directors, and Jorge Humberto Correia Tomé, a member of the Board of Directors of a subsidiary of Caixa, is a non-executive member of our Board of Directors.

        As of June 2007, Ongoing Strategy Investments—SGPS, S.A. ("Ongoing") held, directly or indirectly, 5.35% of our issued voting shares. Nuno de Almeida e Vasconcellos is the Chairman of Ongoing and is a non-executive member of our Board of Directors. Mr. Rafael Luis Moura Funes is a member of the Board of Directors of Ongoing and is also a non-executive member of our Board of Directors.

        The Board of Directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders in accordance with Portuguese law and practice. The proposal for the members of the board elected in 2006 was submitted by BES and Caixa, and the proposal for the members elected in June 2007 was submitted by BES, Caixa and Ongoing.

        Since the filing of our annual report on Form 20-F for the year ended December 31, 2005, the following major shareholders listed in the table above purchased all the shares attributed to them in that table: Ongoing Strategy Investments, SGPS, S.A., Telefónos de Mexico, S.A. de C.V. (Telmex), Paulson & Co. Inc., Merrill Lynch International, Grupo Barclays, Visabeira Group and Controlinveste. Cinveste, SGPS, S.A. and Telexpress Investments Limited, which held 29,080,000 and 23,000,000 of our shares, respectively, as of the filing of the annual report on Form 20-F for the year ended December 31, 2005, have sold all or a portion of their shares and now each hold less than 2% of our shares.

        As of June 21, 2007, approximately 23% of our issued share capital was held of record in the form of ordinary shares by approximately 150 U.S. residents. As of June 21, 2007, approximately 4.3% of our issued share capital was held in the form of ADSs by 95 holders of record, including The Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, three of our major shareholders, which are financial institutions, and companies with which some of the members of our Board of Directors hold positions of significant responsibility. See Note 44 to our audited consolidated financial statements.

        Some of Portugal Telecom's major shareholders are financial institutions with whom agreements are entered into in the normal course of business. The terms of such agreements are substantially identical to those usually entered into between independent entities in comparable transactions. Activities carried out within the framework of these agreements are mainly in respect of telecommunications services provided by the Portugal Telecom Group and financial and consultancy and insurance services provided by such financial institutions. From time to time, BES, Caixa, Merrill Lynch International and Grupo Barclays provide investment banking, financial advisory and insurance services to us.

        In April 2000, we signed a strategic partnership agreement with BES and Caixa to develop "new economy" initiative, which provides, among other things, for an executive officer of BES to serve as a non-executive member of our Board of Directors. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Banco Espírito Santo and Caixa Geral de Depósitos".

        In addition, in 2004 Portugal Telecom entered into equity derivatives with Banco Espírito Santo which consisted of options that allowed the Company to have a right to receive €16.6 million and also allowed Portugal Telecom to acquire shares representing 5% of PT Multimédia's share capital. These options matured on December 31, 2005 and could not be exercised by either of the parties as the strike prices established in the respective contracts were not met. The payment of the option price previously mentioned was subject to the condition of payment to Banco Espírito Santo under similar options it had contracted with third parties (to obtain the financial hedging of its position on the call and put options entered into with our company). During 2005, Portugal Telecom received 50% of the option price described above, in the amount of €8.3 million. In June 2006, Banco Espírito Santo informed Portugal Telecom that the remaining 50%, totaling €8.3 million had not been paid because the conditions to payment had not been met. Consequently, this contract was terminated.

        We entered into a strategic partnership with Telefónica, whereby Portugal Telecom may acquire up to 1.5% of the share capital in Telefónica and Telefónica may acquire up to 10% of the share capital in Portugal Telecom.

        As of June 2007, Controlinveste Comunicações, SGPS, S.A. ("Controlinveste") held 2% of our issued voting ordinary shares. Controlinveste is part of the Olivedesportos group, which also includes the company PPTV, which holds 50% of Sport TV. We buy advertising space in the ordinary course of business at sporting events from a company controlled by the Olivedesportos group.

        Also, in the ordinary course of business, Visabeira Group renders services to us, mainly related to the construction of our wireline network and client installation.

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements" below.

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

Claims by a Consumer Protection Association

        A Portuguese consumer protection association, known as DECO, brought two claims against PT Comunicações in January 1998 in the Lisbon Civil Court. The claims concerned our proposal to introduce new call prices in February 1998, which were subsequently approved by the Portuguese telecommunications regulator (then known as the ICP and now ANACOM), and the DGCC, the Portuguese commerce and competition agency. In the first of the two claims, DECO asked that we be enjoined from implementing our proposal and that ANACOM be barred from approving our proposal. DECO also asked that the court impose a fine of 1,000,000 Portuguese Escudos (approximately €5,000) per day for the period that our new call prices are in effect. In the second claim, similar to a class action, DECO asked the court to declare the new call prices void. It also requested the court to order us to reimburse our customers all excess amounts charged to them as a result of the new call price increases from February 1, 1998, plus interest. DECO asserted that the amount claimed would equal approximately 50% of our income from our wireline telephone service during the period that the new call price increases were in effect.

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

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission, and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts; (ii) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (iii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; and (iv) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. We believe that the Portugal Telecom group has consistently followed a policy of compliance with all relevant laws. We continually review our commercial offers in order to reduce the risk of competition law infringement. We believe that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, we could become subject to penalties, fines, damages or other sanctions. See "Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions" and "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties".

        In September 2005, the Portuguese competition authority also brought allegations against PT Multimédia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PTM, TV Cabo and SIC-Sociedade Independente de Cominicação, S.A. (SIC) in connection with SIC's acquisition of Lisboa TV—Informação e Multimédia, S.A. PT Multimédia and TV Cabo contested the allegations by the Portuguese competition authority. However, in August 2006, the Portuguese competition authority imposed a fine of €2.5 million on PT Multimédia. PT Multimédia and TV Cabo appealed to the Commerce Court of Lisbon on September 8, 2006. This appeal suspended the decision of the Portuguese competition authority.

        On June 8, 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimédia and PT Comunicações. Sonaecom requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called "structural remedy". However, on February 2, 2006, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission related to this complaint are now closed. We have not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência. After the Commission's response, Sonaecom and its parent Sonae, SGPS, S.A. announced an unsolicited tender offer for all the outstanding ordinary shares of Portugal Telecom. This tender offer has lapsed, as described in "Recent Developments" above.

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese government's sale of the basic telecommunications network to us in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid". Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal tax from 1995 until such exemption was revoked by Law 5/2004 of February 10, 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. We have not received information from the European Commission or the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights it holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice.

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

        In March, 2004, TVTEL Grande Porto—Comunicações, S.A., or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TVTEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TVTEL's telecommunications network. TVTEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Group company and a direct competitor of TVTEL.

        TVTEL is claiming an amount of approximately €15 million from PT for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TVTEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and we expect that a date for a trial will be set in the near future.

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2006, our provisions to cover probable losses in all legal proceedings (including tax and labor matters) totaled €96.0 million. In addition, we estimate that our potential liability in civil, labor and other proceedings in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €573.7 million as of December 31, 2006.

Distributions to Shareholders

Dividend Information

        Portugal Telecom's policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at Portugal Telecom's Annual General Meeting. Portugal Telecom's Annual General Meeting has typically been held in April. At the Annual General Shareholders' Meeting on April 27, 2007, our shareholders approved the distribution of gross dividends in the amount of €0.475 per share with respect to the fiscal year ended December 31, 2006.

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

        According to the new rules established by article 96 of the Portuguese Securities Code (as amended by the Decree-Law no 8/2007, of January 17, 2007), for one month from the publication of the registration of a share capital reduction, Portugal Telecom will not be able to distribute assets to its shareholders. Given that the recording of the share capital increase in the commercial registry was published on May 22, 2007, Portugal Telecom will be free to distribute its assets beginning June 22, 2007.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2003, 2004, 2005 and 2006 and proposed to be paid for the year ended December 31, 2007. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders.

		Dividends per share
Fiscal Year	Number of shares considered	Payment Date	€	US$
2003	1,254,285,000	April 30, 2004	0.22	0.26
2004	1,166,485,050	May 27, 2005	0.35	0.43
2005	1,128,856,500	May 19, 2006	0.475	0.60
2006	1,128,856,500	May 18, 2009	0.475	0.64

        The general rate of withholding income tax on dividends in Portugal is currently 20% for both Portuguese residents and non-residents. See "Item 10—Additional Information—Taxation—Dividends".

Significant Changes

Sonae Tender Offer

        On February 6, 2006, Sonae, SGPS, S.A. and Sonaecom—SGPS, S.A., or Sonaecom, announced an unsolicited tender offer for all the outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) and of Portugal Telecom at an initial price of €9.50 in cash per share. The offer was made by Sonaecom and Sonaecom, B.V., both subsidiaries of Sonae, SGPS, S.A., a Portuguese conglomerate engaged in the distribution business, shopping center development, media and telecommunications services, information technology services and other businesses. We refer to Sonae, SGPS, S.A., Sonaecom and Sonaecom, B.V. collectively as "Sonae". Sonae also offered €5,000 in cash for each €5,000 in principal amount of outstanding convertible bonds issued by Portugal Telecom pursuant to resolutions of a general meeting of its shareholders on February 5, 2001 and of its board of directors on November 29, 2001.

        Concurrently with its announcement of the tender offer for ordinary shares and convertible bonds of Portugal Telecom, Sonae announced a tender offer for all the outstanding ordinary shares of Portugal Telecom's subsidiary PT—MULTIMÉDIA—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or PT Multimédia, for €9.03 per share.

        On February 15, 2007, Sonae increased its offer consideration to €10.50. At the extraordinary meeting of shareholders of PT held on March 2, 2007, the removal of the voting limitation in the bylaws of PT, one of the conditions of the Sonae offer, was rejected by the majority of the votes cast and the Sonae offer lapsed.

Ratings

        On March 5, 2007, after Sonae offer had lapsed, Moody's concluded the review for possible downgrade of Portugal Telecom and confirmed the Baa2 credit rating with stable outlook. On March 16, 2007, Standard and Poor's removed the credit rating of Portugal Telecom from CreditWatch with negative implications and confirmed the BBB- rating with stable outlook. See "Item 3—Key Information—Risk Factors—Our Recent Ratings Downgrade Required Us to Seek a Waiver from Some of Our Lenders and Could Affect Our Ability to Obtain Future Financing" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Credit Ratings".

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Eurolist by Euronext Lisbon and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2002, 2003 and 2004 and for each quarter of 2005 and 2006. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Eurolist by Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
2002	9.40	4.55	8.44	4.62
2003	8.00	5.56	10.02	6.06
2004	9.42	7.98	11.78	9.76
2005	9.73	7.38	12.51	8.80
First quarter	9.73	8.90	12.51	11.57
Second quarter	9.23	7.55	11.93	9.24
Third quarter	8.16	7.44	10.10	8.94
Fourth quarter	8.69	7.38	10.29	8.80
2006	10.29	8.09	13.04	9.82
First quarter	10.29	8.09	12.43	9.82
Second quarter	10.18	9.16	12.72	11.66
Third quarter	9.90	9.47	12.71	11.89
Fourth quarter	9.90	9.65	13.04	12.19

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Eurolist by Euronext Lisbon and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Eurolist by Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period
	High	Low	High	Low
	€		US$
October 2006	9.88	9.70	12.61	12.19
November 2006	9.81	9.69	12.83	12.40
December 2006	9.90	9.65	13.04	12.78
January 2007	10.29	9.80	13.31	12.86
February 2007	10.29	10.07	13.50	13.00
March 2007	10.13	9.60	13.57	12.48
April 2007	10.50	10.09	14.35	13.54
May 2007	10.50	9.92	14.25	13.50

June 2007 (through June 21, 2007)

        On June 21, 2007, the closing price of the ordinary shares on the regulated market Eurolist by Euronext Lisbon was €10.27 per ordinary share. On June 21, 2007, the last reported sale price of the ADSs on the New York Stock Exchange was US$13.87 per ADS.

Markets

        Portugal Telecom's ordinary shares are listed on the regulated market Eurolist by Euronext Lisbon.

        In the United States, the ordinary shares trade on the New York Stock Exchange under the symbol "PT" in the form of ADSs, each representing one ordinary share.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

        Portugal Telecom, SGPS S.A., is a limited liability holding company organized under the laws of the Republic of Portugal. Portugal Telecom's corporation number is 503 215 058.

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

Certain Provisions with Respect to Board Members

        Agreements between Portugal Telecom and its directors must be authorized by a resolution of the board of directors and a favorable opinion of the audit committee (See "Item 10—New corporate governance model"). Portugal Telecom's directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Portugal Telecom's directors do not have the power to vote their compensation, which is determined by a compensation committee elected by the General Meeting. Portugal Telecom's directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age-limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

Dividends on the Ordinary Shares and the A Shares

        Ordinary shares and A shares each carry the same right to receive dividends. The holder of record of ordinary shares or A shares on the date of payment of any dividend is entitled to receive that dividend. The settlement of a trade and the transfer of record ownership of shares traded on the regulated market Eurolist by Euronext Lisbon takes place on the third business day after the trade. As a result, any person making a trade for the purchase of ordinary shares during the three-day period prior to the record date for a dividend payment will not be entitled to receive such dividend.

        The board of directors has sole discretion over the proposal of dividends. Under the articles of association, Portugal Telecom must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to the ability of a two-thirds majority of the votes cast at a shareholders' meeting to decide to reduce the dividend or not pay a dividend.

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve, until this reserve represents 20% of share capital. As of December 31, 2006, Portugal Telecom's legal reserve was equal to approximately 20.9% of share capital. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting.

        The Annual General Shareholders' Meeting on April 27, 2007 approved a reduction of Portugal Telecom's excess capital, preceded by a share capital increase through the incorporation of legal reserves. Upon the completion of these transactions, Portugal Telecom's share capital became equal to approximately 35% of its share capital prior to the transactions, and the legal reserve was reduced in accordance with the new share capital.

        According to the new rules established by Article 96 of the Portuguese Securities Code (as amended by the Decree-Law no 8/2007 of January 17, 2007), for one month from the publication of the registration of a share capital reduction, Portugal Telecom will not be able to distribute assets to its shareholders. Given that the recording of the share capital increase in the commercial registry was published on May 22, 2007, Portugal Telecom will be free to distribute any assets beginning June 22, 2007.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies with shares trading on a regulated market and under the supervision of the Portuguese Securities Exchange Commission are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

        Portuguese law also prohibits the payment of dividends when a company's net worth is less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association of the company. The payment of a dividend would also be illegal under Portuguese law if, following the payment, the company's net worth would become smaller than such sum. The categories of other similar reserves under Portuguese law include, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

        Any dividend exceeding 40% of Portugal Telecom's distributable net income in any year may not be distributed if the holders of the A shares vote against the distribution. Each dividend must also be approved by a majority of the votes cast at a shareholders' meeting. At a shareholders' meeting, the shareholders may also authorize a dividend in excess of the amount proposed by the board of directors. A proposed dividend may also be reduced or canceled by a two-thirds majority of the votes cast at a shareholders' meeting. The board of directors, subject to certain conditions, including the consent of Portugal Telecom's audit committee (See "Item 10—Corporate Governance—New corporate governance model") and the certification of the statutory auditor, may also authorize the payment of interim dividends.

Voting Rights of the Ordinary Shares and the A Shares

        Except for the special voting powers of the A shares described below, matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution, or merger of Portugal Telecom and certain other matters mandated by Portuguese law, require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day at a second call of such meeting by (i) a two-thirds majority of the votes cast at the meeting or (ii) a simple majority of the votes cast if at least one half of the share capital is represented.

        The board of directors currently consists of twenty-three directors. The current board of directors was elected at the Annual General Shareholders' Meeting on April 21, 2006. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors. Members of the board of directors are elected for a three-year period and may be re-elected on one or more occasions.

        Under the Portuguese Companies Code, all rights attached to treasury stock are suspended, including voting rights. As a result, treasury stock is not counted for the purpose of calculating any minimum quorum nor for determining a majority of votes cast. The purchase by Portugal Telecom of its own shares generally must be approved by its shareholders in accordance with the articles of association and the Portuguese Companies Code. Under Portuguese law, a Portuguese company may not, except under certain limited circumstances (such as the repurchase of its own shares for the purpose of reducing the share capital), purchase more than 10% of its nominal share capital as treasury stock. At the General Meeting of Shareholders held on April 27, 2007, we approved a share buyback program with the purpose of reducing our share capital by up to 16.5%.

        Under the articles of association, the voting rights exercised by a single shareholder, except those of the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom's share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights in his own name or on behalf of other shareholders representing more than 10% of Portugal Telecom's share capital. Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual ADS holder will not be accepted by Portugal Telecom as votes of the ordinary shares to the extent that such votes, together with any votes cast by such ADS holder as holder of ordinary shares, exceed 10% of the voting power of Portugal Telecom.

Special Approval Rights of the A Shares

        The majority of Portugal Telecom's A shares must be held by either the Portuguese government or by an entity majority-owned and controlled by the Portuguese government. Under the articles of association, the holders of Portugal Telecom's A shares, based on a majority voting as a class, may veto a number of actions of the shareholders of Portugal Telecom, including the following:

    •
    election of the chairman of the audit committee and the statutory auditor (See "Item 10—Corporate Governance—New corporate governance model"), as well as the members of the General Meeting board

    •
    authorization of a dividend exceeding 40% of Portugal Telecom's distributable net income per year;

    •
    capital increases and other amendments to the articles of association;

    •
    issuance of bonds and other securities;

    •
    authorization of a shareholder that performs an activity competing with Portugal Telecom to hold more than 10% of our ordinary shares;

    •
    amending Portugal Telecom's general objectives and key principles governing Portugal Telecom's policies; and

    •
    defining Portugal Telecom's investment policies, including the authorization for acquisitions and transfers of shareholdings.

        Additionally, the election of one-third of the directors, including the chairman of the board of directors, must be resolved with the approval of the Portuguese State, as the holder of all the A shares.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice.

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

Changes in Rights of Shareholders

        The rights of holders of Portugal Telecom shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the initial meeting, then such matters may be approved at a later date at a second call of such meeting by a two-thirds majority of the votes cast at the meeting or a simple majority of the votes cast if at least one-half of the share capital is represented.

Shareholders' Meetings

        Shareholders' meetings may be held at Portugal Telecom's registered office or, when the registered office does not have satisfactory conditions for the meeting, at another location within the Portuguese territory. Shareholders' meetings are called by publication of a notice on the Ministry of Justice's website (http://publicacoes.mj.pt), the CMVM's website (www.cmvm.pt) and our website (www.telecom.pt). An annual shareholders' meeting must be held before the end of May and must be convened on not less than one month's notice. At the annual shareholders' meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the board of directors, the audit committee (See "Item 10—Corporate Governance—New corporate governance model") or shareholders holding at least 5% of share capital.

        To attend a shareholders' meeting in person or by proxy or to vote by courier, shareholders must demonstrate that the ordinary shares they hold are registered in a securities account for ordinary shares at least five business days in advance. Shareholders may appoint proxies in writing. No shareholder may be represented by more than one representative. Shareholders' meetings are presided over by a chairman appointed by the shareholders.

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of the ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either reaching, exceeding or holding less than 2%, 5%, 10%, 20%, 1/3, 1/2, 2/3 or 90% of Portugal Telecom's voting rights must notify Portugal Telecom, the managing entity of the regulated market Eurolist by Euronext Lisbon and the CMVM within three calendar days.

        Portugal Telecom's articles of association contain limitations on ownership, as well as enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom's activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom's share capital, without the authorization of a shareholders' meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of them (i) offers, in or outside of Portugal, "public telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (ii) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the supervisory body. The Bank of New York, as ADS depositary, and its nominees are excluded from this requirement.

        If any such shareholder holds or controls ordinary shares exceeding 10% of Portugal Telecom's share capital, the shareholders may decide at a shareholders' meeting to require the cancellation of the ordinary shares held exceeding such 10% limit. In such case, Portugal Telecom must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of Portugal Telecom's share capital by sale or other form of transfer of the excess ordinary shares within 30 days. By making such request, such shareholder renounces, pending the conclusion of such sale or transfer, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions.

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in Portugal Telecom.

Change of Control Provisions

        The articles of association contain limitations on ownership, as well as enforcement mechanisms designed to prevent an unauthorized change in control of Portugal Telecom. As long as the Portuguese government holds a majority of Portugal Telecom's A shares, it will have the right, under the articles of association, to veto any resolutions defining the general principles of the policy for investing in companies or deciding on acquisitions and alienations when, in accordance with these principles, the transactions are required to be authorized in advance by the general meeting. In addition, under the articles of association, the voting rights exercised by a single shareholder, except the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of Portugal Telecom's share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of Portugal Telecom's share capital. The articles of association also provide that no shareholder performing, directly or indirectly, an activity which competes with any of Portugal Telecom's activities may hold or control ordinary shares representing in the aggregate more than 10% of Portugal Telecom's share capital, without the authorization of a shareholders' meeting.

Disclosure of Shareholdings

        The articles of association do not require shareholders to disclose their shareholdings. Shareholders are required under the articles of association to provide information on shareholders' agreements.

Changes in Capital

        With the approval of the audit committee (See "Item 10—Corporate Governance—New corporate governance model"), the board of directors may increase the share capital of Portugal Telecom on one or more occasions, up to a maximum of €15,000,000, as approved at the General Meeting held on June 22, 2007. Certain terms of the share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting. The Portuguese government, as a holder of a majority of our A shares, may veto capital increases.

        On April 27, 2007, the General Meeting of Shareholders approved the possible issue of convertible bonds which may be adopted by a resolution of the Board of Directors pursuant to the law and the articles of association and in accordance with the parameters set forth in that resolution of the General Meeting of Shareholders. Therefore, in order to ensure that the Board of Directors is able to perform all the share capital increases that may be necessary to guarantee the satisfaction of all requests for conversion into shares that may occur in respect of the convertible bonds that are permitted to be issued by the Company, the Board of Directors proposed that the General Meeting of Shareholders update the general authorization for the approval of share capital increases by the Board of Directors, as set forth in paragraph 3 of Article Fourth of the Articles of Association. This general authorization was approved at the General Meeting held on June 22, 2007, and the maximum amount of share capital increases was fixed at €15,000,000, as mentioned above.

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1987 and codified European Union directives on commercial law. The Portuguese Companies Code was subject to two major amendments during 2006 and 2007. A revision on March 29, 2006 mainly related to corporate governance matters. On January 17, 2007, a second revision covered issues such as share capital reductions and disclosure of financial information. The Portuguese Securities Code and related rules complement the corporate governance provisions set forth in the Portuguese Companies Code by, inter alia: (i) requiring immediate disclosure of material information as well as the disclosure of qualifying holdings and certain periodic information, including financial statements and an annual corporate governance report and (ii) by establishing criminal and administrative sanctions for the breach of the material information regime, in particular providing for a market abuse crime (covering insider trading or abuse and market manipulation).

        In response to the heightened focus world-wide on corporate governance in recent years, CMVM amended its "Recommendations on Corporate Governance for Listed Companies" and the "Regulation on Corporate Governance for Listed Companies", or Regulation 7/2001, in 2003, 2005 and 2006. These recommendations govern matters involving shareholder powers, rights and meetings, management and the tasks of non-executive and independent board members, committees, internal control systems and disclosure, remuneration and equity compensation plans, and whistleblowing policies. Regulation 7/2001 governs mainly board independence criteria, the mandatory content of the annual corporate governance report and of a listed company's website, as well as disclosure on equity compensation plans and transactions executed by senior management. It is expected that during the second half of 2007, new amendments to the aforementioned recommendations and Regulation 7/2001 will be approved by CMVM.

        The Portuguese Companies Code is legally binding on any company with a registered office in Portugal. The Companies Code establishes corporate governance standards with respect to the following:

  •
  Shareholder pre-emptive rights, which are intended to protect shareholders and holders of securities convertible into shares against a decrease in equity value;

  •
  Share capital formation and capital increases, including the mandatory verification by independent auditors of contributions in kind;

  •
  Dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances, including if a lower percentage is set forth in the articles of association;

  •
  Shareholders' meetings, including minimum notice requirements, minority rights, voting by correspondence, and requirements that shareholders elect the chairman and other officials of the meeting, composed of independent members (in the case of major companies and issuers of securities traded on a regulated market, like Portugal Telecom), empowered to convene and conduct the meetings;

  •
  Annual reports of management to the shareholders' meeting;

  •
  Shareholder access to information, including the right to put questions to management and request information in general meetings and minority rights to request information regarding the company's performance;

  •
  Shareholder rights to, in certain circumstances, request the judicial declaration of annulment or voiding of decisions made at a shareholders' meeting and the suspension of an illegal resolution, as well as to request the chairman of the board of the shareholders' meeting to suspend a meeting in progress;

  •
  Management and supervisory structure, including three models of corporate governance with certain particularities applicable to issuers of securities traded on a regulated market like Portugal Telecom, as follows:

  •
  the two-tier model, with a management body (the so-called executive management board) and a supervisory body (the so-called supervisory board, which shall have a chairman, who may not be the chairman of the executive management board, and a committee for financial matters);

    •
    the one-tier model, with the board of directors as a management body (which, by contrast to the management body in a two-tier model, may delegate day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee) and the statutory audit board as a supervisory body (which, following the March 2006 revision of the Portuguese Companies Code, no longer includes the statutory auditor) (which was the model used by Portugal Telecom until the June 22, 2007 General Meeting of Shareholders); and

    •
    the "Anglo-Saxon" model with certain alterations (also permitted following the aforementioned March 2006 revision), where the board of directors (the management body) includes an audit committee, which is a corporate body composed of non-executive directors with supervisory functions. In this model, the board may also delegate the day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee;

  •
  An audit function, which is conducted by a statutory auditor who is elected by shareholders following a proposal of the supervisory body and who is entitled to participate in board meetings; as mentioned above, after the March 2006 revision of the Portuguese Companies Code, the statutory auditing function (carried out by the statutory auditor) was separated from the supervision of management (carried out by the supervisory body);

  •
  Appointment of members of the management and supervisory bodies by a shareholders' meeting and appointment of the statutory auditor by a shareholders' meeting, as mentioned above, following a proposal of the supervisory body;

  •
  Strengthening of the supervisory functions (following the March 2006 revision of the Portuguese Companies Code) as to the supervisory body's membership (it being mandatory for the aforementioned committee for financial matters, the statutory board and the audit committee to be composed of a majority of independent members among whom which there must be an expert, as defined in the law) and broadening the scope of the supervisory powers (by adding powers on matters such as whistleblowing systems, oversight of the work and independence of the statutory auditor and making proposals on the selection and confirmation, of the statutory auditor);

  •
  Conflicts of interest, which are highly regulated, including through a requirement that board members make their share transactions and significant shareholdings public and that they recuse themselves from participating and voting in any matters in which they have a personal interest;

  •
  Fiduciary duties of board members to shareholders and the company; and

  •
  Compensation of members of our board of directors, which is established by our general shareholders' meeting or by a compensation committee appointed by a shareholders' meeting.

New Corporate Governance Model

        As mentioned above, in March 2006, the Portuguese corporate law was broadly amended with relevant implications for the models and principles of corporate governance, in particular those concerning issuers of securities traded on a regulated market. These amendments required companies to change their corporate governance and supervision by June 30, 2007. At the general meeting held on June 22, 2007, shareholders approved a proposal from the Board adopting a new corporate governance model and introducing the required amendments to the Articles of Association of Portugal Telecom. The decision to adopt the new Anglo-Saxon model took into account, inter alia, the fact that the company has securities traded on the NYSE, where this structure is mandatory for domestic companies, as well as the fact that Portugal Telecom already had an audit committee. Following the adoption of the Anglo-Saxon model Portugal Telecom's corporate bodies consist of the General Meeting, the Board of Directors, which includes an Audit Committee, and a Statutory Auditor.

        Although Portugal Telecom has had an audit committee as an internal committee of the board since December 2003, until June 22, 2007, the statutory audit board was the corporate body responsible for supervision of the audit function and other supervisory functions. At the General Meeting held last June 22, 2007, Portugal Telecom replaced the statutory audit board with the audit committee, consisting of three directors, one of them being its Chairman, all elected by the general shareholders' meeting. Additionally, the Company has a statutory auditor elected by shareholders following a proposal of the audit committee responsible for the audit function.

        The aforementioned proposal of the Board of Directors, approved at the general meeting held on June 22, 2007, also included other amendments to the Company's Articles of Association deemed necessary or convenient for compliance with the remaining amendments to the Portuguese Companies Code, with respect to matters that go beyond the corporate governance model, such as the rules governing voting by correspondence, the absence and surety of directors, and share capital reduction (this latter rule resulting from the amendments to the Portuguese Companies Code approved by Decree-Law no. 8/2007 on January 17, 2007).

Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards

        The following paragraphs provide a brief general summary of significant differences between the corporate governance practices followed by Portuguese companies, such as Portugal Telecom, and those required for domestic companies under NYSE listing standards.

        Composition of Board of Directors; Independence; Conflicts of Interest; Meetings of Non-Management Directors.    The NYSE listing standards provide that the Board of Directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The listing standards do not specifically deal with the avoidance of conflicts of interest and related party transactions. These matters are typically governed by the laws of the State in which the listed company is incorporated.

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, Portuguese law does provide that the majority of the members of the audit committee must be independent according to the criteria established in the Portuguese Securities Code and that all the members of the audit committee fulfill the legal requirements concerning incompatibilities and expertise. These principles are designed to strengthen the supervision of the audit function, to avoid conflicts of interest and to establish procedures and standards for related party transactions. Additionally, the Portuguese law imposes that the majority of the directors composing the audit committee shall be independent. For this purpose, members of the audit committee will be deemed independent if they are not associated with any specific interest groups in the company, nor are under any circumstances that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms whether subsequent or not.

        In Portugal Telecom's case, the Chairman of our board of directors for the 2006-2008 term simultaneously serves as Chief Executive Officer.

        The NYSE listing standards provide that the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management in order to empower them to serve as a more effective check on management. There is no similar requirement or recommendation under Portuguese law.

        The audit committee elected at the General Meeting of Shareholders on June 22, 2007 complies with the independence requirements under Portuguese law, and each member of the audit committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

        Committees.    The NYSE listing standards require that a U.S. listed company must have a nominating/corporate governance committee and a compensation committee, and that all listed companies, including non-U.S. listed companies, must have an audit committee that satisfies the requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. U.S. listed companies must have an audit committee that fulfils additional NYSE-imposed requirements. The NYSE listing standards require each of these committees to consist solely of independent directors and to have a written charter that addresses certain matters specified in the listing standards. The NYSE's detailed requirements for the content of audit committee charters do not apply to non-U.S. listed companies.

        Portuguese law requires companies adopting a two-tier or an Anglo-Saxon corporate governance model (as described under "—Portuguese Legal Framework" above) to have, respectively, a committee for financial matters within the supervisory body or an audit committee within the board of directors, in both cases satisfying the aforementioned requirements as to its minimum powers, independence and expertise. Moreover, in each model it is permitted under the Portuguese Companies Code to create a compensation committee, within the supervisory board in the two-tier model, or appointed by the general meeting, in the case of the one-tier or Anglo-Saxon models. Additionally, the CMVM recommends listed companies to create committees to evaluate corporate governance structures and practices. There is no requirement to create a nominating committee under Portuguese laws and regulations or under the CMVM's Recommendations on Corporate Governance for Listed Companies.

        Portugal Telecom established an audit committee in December 2003, consisting of independent members of its Board of Directors. The audit committee's primary function was to advise the Board of Directors and the Executive Committee with respect to (i) financial reporting quality and integrity, (ii) external auditor independence and capability and (iii) internal control system quality, integrity and efficiency and to supervise the external auditors and the performance of the statutory auditors.

        At the general meeting held on June 22, 2007, Portugal Telecom redesignated the audit committee as Portugal Telecom's supervisory corporate body (See "Item 10—New corporate governance model"). According to the articles of association, the members of the audit committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where Portugal Telecom's has securities admitted for trading. In addition to the authority granted under Portuguese laws, the audit committee has specific authority granted by our articles of association, including, inter alia, powers: (i) to verify the accuracy of the financial statements and, in general, to supervise the quality and integrity of the financial information; (ii) to supervise the process of preparation and disclosure of financial information; (iii) to supervise the statutory audit and the auditing of our financial statements, as well as to supervise and evaluate the internal proceedings related to accounting and audit matters; (iv) direct and exclusive responsibility to appoint, hire, retain or dismiss and to establish the compensation of our independent auditors, as well as to supervise their qualifications and independence and to approve the audit services and/or non-audit services to be rendered by our independent auditors or associated persons; (v) to supervise the quality, integrity and effectiveness of the risk management system, the internal control system, as well as the internal audit system; and (vi) to receive the communications of irregularities, claims and/or complaints submitted by shareholders, employees of the Company or third parties, as well as to implement procedures for the receipt, retention and treatment of irregularities, claims and/or complaints whenever concerning accounting and auditing matters, as well as related to internal controls as regards those subject matters. Under our articles of association, as approved in the aforementioned General Meeting, the independent auditors shall report to and be subject to the direct and exclusive oversight of the audit committee, which annually obtain and review an audit report from the independent auditors.

        As a result, the audit committee monitors our compliance with legal provisions, regulations, recommendations and guidelines issued by the SEC, NYSE, CMVM, and the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

        João Manuel de Mello Franco, Thomaz de Mello Paes de Vasconcellos and José Guilherme Xavier de Basto were elected at the General Meeting of Shareholders held on June 22, 2007 as the new members of the audit committee to complete the 2006-2008 term of office.

        Additionally, the new corporate governance structure includes a registered accountant who is not one of the members of the audit committee, as required by the Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. The new registered accountant was appointed at the General Meeting of Shareholders held on June 22, 2007. P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, was elected as the new effective registered accountant, and Ascensão, Gomes, Cruz & Associados SROC, represented by Mário João de Matos Gomes, was elected as the new substitute registered accountant.

        Portugal Telecom created a corporate governance committee in July 2006. This committee is responsible for evaluating Portugal Telecom's corporate governance principles and advising the Board of Directors on corporate governance practices and rules of conduct, including advising the Board as to the company's corporate governance model and practices, considering namely our relationship with shareholders and the market, as well as advising on measures to prevent conflicts of interest and to ensure information transparency. This committee also has advisory responsibilities in regard to the qualifications of board members and to the board evaluation process. The corporate governance committee also monitors the content and the compliance with our Code of Ethics and other rules of conduct. The members of the governance committee are the following: João Manuel de Mello Franco (chairman), Joaquim Anibal Brito Freixial de Goes, Jorge Humberto Correia Tomé, Franquelim Fernando Garcia Alves and Francisco Teixeira Pereira Soares.

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

        Under Portuguese law, the executive management and board of directors are required to disclose either that they are in compliance with the recommendations set forth by the CMVM or which recommendations they have not followed and provide reasons therefor. This disclosure is included in our Corporate Governance Report, which is attached as an appendix to our Portuguese annual report and to the English translation of that report.

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

        Shareholder Approval of Equity Compensation Plans.    The NYSE listing standards provide that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and qualified plans, parallel excess plans and Section 423 of the U.S. Internal Revenue Code plans. Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The CMVM recommends that the proposal submitted to the shareholders' meeting concerning the approval of schemes for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or employees must include all details necessary for a correct evaluation of the scheme. The full text of the scheme's regulations or general conditions, as applicable, must be attached to the proposal.

Material Contracts

Wireline Pricing Convention

        Prices in our wireline business are set pursuant to a pricing convention entered into with ANACOM and DGCC in December 2002 (the "Universal Service Convention"). A copy of this agreement is filed as an exhibit to this Annual Report on Form 20-F. Under the Universal Service Convention, any price increases must be approved by ANACOM. The Universal Service Convention specifically regulates fixed telephone services (excluding ISDN), public telephone services and information services using a system of gradual cost adjustments, price caps and maximum ratios. The price of public telephone services is regulated by the use of a maximum ratio in relation to subscriber prices. In addition, the Universal Service Convention includes provisions to make prices more accessible, such as a pricing plan for low-use customers, a discount for retired and fixed-income individuals and assistance for customers with special needs.

        A new price basket for 2005, approved by ANACOM, came into effect on July 1, 2005 and complied with the price cap of CPI-2.75% for the average annual change. The average annual changes in the price of the main components of the basket were as follows: (1) line rental prices increased by 1.7%, (2) local call prices increased by 0.5%, (3) regional call prices decreased by 24.1% and (4) domestic long distance call prices decreased by 25.3%. The number of call types used in the price basket was reduced from three to two, namely local and domestic long distance, to simplify the tariff structure. In contrast to previous years, the price cap was applied only to the residential segment and not to the corporate segment. In 2006, there was no new tariff scheme for residential customers. The average annual changes in the price of the components of the basket were as follows: (1) line rental prices had no change, (2) local call prices decreased by 5.9% and (3) national call prices decreased by 15.9%. See "Item 4—Information on the Company—Our Businesses—Wireline Business".

Indebtedness

        On November 7, 2006, we entered into an Amended and Restated Programme Agreement, a Fifth Supplemental Trust Deed, and Amended and Restated Agency Agreement and other documents relating to our Global Medium Term Note Program, increasing the size of the program to €7.5 billion. The issuer under the program is Portugal Telecom International Finance B.V., and the program benefits from Keep Well Agreements from Portugal Telecom and PT Comunicações, S.A. Copies of these documents are filed as Exhibits 2.2, 2.3, 2.4, 2.5 and 2.6 to this Annual Report on Form 20-F. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments and Repayment and Refinancing of Indebtedness" for more information about our Global Medium Term Note Program, including information about bonds issued under the program.

PT Multimédia Share Buyback Program

        In 2004, PT Multimédia established a share buyback program, which included the issuance of put warrants for PT Multimédia shares. This program allowed shareholders who held 10 put warrants to sell one PT Multimédia share at a price of €21.50 per share in the case of physical settlement of the put warrants. Alternatively, shareholders could choose financial settlement of the put warrants and receive an amount in cash determined under the final terms and conditions approved by PT Multimédia. In March 2005, Portugal Telecom opted for the financial settlement of 90,304,850 (before the stock split by PT Multimédia in 2005) put warrants for PT Multimédia shares. Under the final terms and conditions that were later on approved by PT Multimédia's board of directors, Portugal Telecom received a unit value of €0.307 per put warrant.

Certain Dispositions

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

        In addition, the following discussion does not address alternative minimum tax considerations or any aspect of state, local or non-U.S. tax laws (other than certain Portuguese tax laws).

        The description of the Portuguese and U.S. federal income tax laws and practices set forth below is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the U.S. Internal Revenue Code of 1986, as amended, hereinafter referred to as the "Code," its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as the convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the protocol thereto, hereinafter referred to as the "Tax Treaty." These laws and practices and the Tax Treaty may be subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of The Bank of New York as depositary and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of June 25, 1999, which governs Portugal Telecom's ADSs and any related agreement will be performed in accordance with its terms.

        As used in this section, the term "U.S. Holder" means a beneficial owner of ordinary shares or of ADSs that is:

  •
  an individual citizen or resident of the U.S.;

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

        For taxable years beginning before January 1, 2007, dividends distributed by Portugal Telecom with respect to ordinary shares or ADSs generally should constitute "passive income" or, in the case of certain holders, "financial services income" for U.S. foreign tax credit limitation purposes. For taxable years beginning on or after January 1, 2007, dividends distributed by Portugal Telecom with respect to ordinary shares or ADSs generally should constitute "passive category income" or, in the case of certain holders, "general category income" for U.S. foreign tax credit limitation purposes.

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

        Dividends paid to a non-corporate U.S. Holder in taxable years beginning on or before December 31, 2010 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A

non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). In addition, the U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a "passive foreign investment company", the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the 15% rate and the related restrictions and special rules.

        Distributions in excess of Portugal Telecom's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our ordinary shares or ADSs, and thereafter as gain from the sale of ordinary shares or ADSs. Consequently, such distributions in excess of Portugal Telecom's current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Portuguese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend (as discussed above).

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

        U.S. Federal Income Taxation.    Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder's tax basis in the ordinary shares or ADSs. Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be a capital gain or loss and generally will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year. Net capital gain of a non-corporate U.S. Holder that is recognized from the sale of ordinary shares or ADSs through taxable years beginning on or before December 31, 2010 is generally taxed at a maximum rate of 15% where the holder has a holding period of more than one year. The deductibility of capital losses is subject to limitations.

        Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally should be from sources within the U.S. for foreign tax credit limitation purposes.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company

        We do not believe that we are, for U.S. federal income tax purposes, a "passive foreign investment company," and we expect to operate in such a manner so as not to become a "passive foreign investment company." If, however, we are or become a "passive foreign investment company," U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the "passive foreign investment company" rules.

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

U.S. Information Reporting and Back-up Withholding

        In general, U.S. information reporting will apply with respect to dividends paid on or proceeds of the sale or other disposition of an ordinary share or ADS that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside the U.S.), unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. A back-up withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Any amounts withheld under the back-up withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

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

        Our reports, proxy statements and other information filed by us with the SEC may be inspected and copied by the public at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and are also available on the website of the SEC at http://www.sec.gov. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

        We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Portuguese GAAP, and our annual report on Form 20-F, which includes a reconciliation to U.S. GAAP of net income and shareholders' equity. We also furnish the depositary with six-month reports in English, which include semi-annual consolidated financial information prepared under Portuguese

GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders' meeting it receives.

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

Interest Rate Risk

        Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. During 2006, the total notional amount of our interest rate swaps portfolio did not change significantly, as only small adjustments were made to our portfolio in result of partial amortization of some hedged amortizable loans.

        As of December 31, 2006, approximately 62.3% of our total indebtedness carried fixed interest rates, compared to 66.6% at the end of 2005. The decrease in the proportion of our fixed rate debt is mainly due to the fact that most of the debt repaid in 2006, including eurobonds amounting to approximately €900 million and exchangeable bonds amounting to approximately €390 million, bore interest at fixed rates.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in the European Interbank Offered Rate (EURIBOR), CDI (Crédito Depositário Interbancário, a Brazilian interbank interest rate) and EIB rates. The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. EIB floating rates remained very close to EURIBOR flat rates during 2006.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. Most of Vivo's subsidiaries' debt is originally denominated in foreign currencies, including U.S. dollars and Japanese Yen. Vivo's policy is to hedge against these currencies exchange risk so, as a result, most of the debt of Portugal Telecom's Brazilian subsidiaries was either Real-denominated or had been swapped into Reais, as of December 31, 2006. We remain exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

        We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt. As of December 31, 2006, approximately 0.4% of our total indebtedness was denominated in U.S. dollars, compared with 1.8% at the end of 2005 (taking into consideration cross-currency swaps). Our total net exposure to the U.S. dollar, including our indebtedness, cash and certain free-standing derivatives, amounted to negative US$232 million as of December 31, 2006.

Equity Price Risk

        As of December 31, 2006, we faced equity price risk with regard to our shares in Telefónica and BES. See Note 31 to our audited consolidated financial statements. In June 2007, Portugal Telecom disposed of its interest in BES.

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares as of December 31, 2006. In view of the difference between the exercise price of those derivatives (ranging from €8.19 to €9.72 per share) and the market price of our shares, these equity swaps have been recorded as liabilities based on the present value of the amount to be paid at settlement. These instruments had maturities of up to five months as of December 31, 2006.

        In order to increase our exposure to PT Multimédia, Portugal Telecom entered into equity swaps for 30,575,090 PT Multimédia shares with an exercise price of €9.02. In May 2007, these equity swaps were cash-settled, and Portugal Telecom received an amount of €85.7 million. See notes 41 and 46 to our audited financial statements.

        The following tables provide information about our debt and derivative instruments as of December 31, 2006 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account associated derivatives entered into with the purpose of hedging debt's interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2006.

        In addition, the tables reflect our interest in Vivo's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts or fair value amounts of the instruments because we proportionally consolidate Vivo's assets and liabilities in our balance sheet under IFRS as of December 31, 2004, 2005 and 2006.

        The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Vivo.

Debt Sensitivity to Interest Rates

(Euro million)

Expected Maturity Date

	Notes	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		47	45	36	36	32	43	239	233
Average Interest Rate		3.80%	3.81%	3.83%	3.85%	3.90%	4.05%	3.84%
EIB Loans (€) with associated interest rate swaps		35	67	62	62	58	134	419	406
Average Interest Rate		4.02%	4.12%	4.12%	4.08%	4.02%	3.79%	4.03%

Total EIB Fixed Rate Loans		82	112	99	99	90	177	659	639

Non-EIB Fixed Rate Loans
Loans (€)		8	8	7	7	6	45	82	82
Average Interest Rate		4.50%	4.49%	4.48%	4.48%	4.47%	4.40%	4.48%
Bonds (€)		—	—	878	—	—	1,989	2,867	2,642
Average Interest Rate		4.27%	4.27%	4.27%	4.12%	4.12%	1.88%	4.25%
Loans (US$)		0	0	0	0	0	0	1	1
Average Interest Rate		3.07%	0.75%	0.75%	0.75%	0.75%	0.35%	1.28%
Loans (US$) with associated €/US$ swaps		1	1	1	—	—	—	3	3
Average Interest Rate		3.62%	3.62%	3.62%	—	—	—	3.62%
Loans (BR$)		0	0	0	20	—	—	21	23
Average Interest Rate		9.15%	9.27%	9.39%	9.45%	—	—	9.31%
Loans (Other currencies)		1	2	2	2	2	0	8	8

Total Non-EIB Fixed Rate Loans		10	11	888	29	8	2,035	2,981	2,758

Total Fixed Rate Debt		93	123	986	128	99	2,212	3,640	3,397

Floating Rate Debt
EIB Floating Rate Loans
Loans (US$) with associated €/US$ swaps		10	10	10	10	10	—	50	49
Average Interest Rate—ref. EIB rates		0.18%	0.18%	0.18%	0.18%	0.18%	—	0.18%

Total EIB Floating Rate Loans		10	10	10	10	10	0	50	49

Non-EIB Floating Rate Loans
Loans (€)		796	24	78	168	14	82	1,161	1,160
Average Spread—ref. Euribor		0.34%	0.81%	0.81%	0.89%	1.76%	1.77%	0.65%
Equity Swaps on Own Shares (€)		188	—	—	—	—	—	188	173
Average Spread—ref. Euribor		0.22%	—	—	—	—	—	0.22%
Loans (US$)		11	10	—	—	—	—	21	21
Average Spread—ref. USD Libor		1.54%	1.65%	—	—	—	—	1.58%
Loans (US$) with associated US$/BR$ swaps(2)		197	93	0	17	—	—	306	365
Average Spread—ref. % of CDI		100.18%	102.27%	95.43%	95.43%	—	—	100.33%
Loans (JPY) with associated JPY/BR$ swaps(2)		59	112	—	—	—	—	172	188
Average Spread—ref. % of CDI		98.32%	100.95%	—	—	—	—	99.36%
Bonds (BR$)		—	89	—	—	—	178	267	276
Average Spread—ref. % of CDI		104.15%	104.15%	104.02%	104.02%	104.02%	104.02%	104.06%
Loans (BR$)		—	2	—	—	—	—	2	4
Average Spread—ref. % of CDI		100.00%	100.00%	—	—	—	—	100.00%
Loans (BR$)		17	3	3	3	2	—	29	29
Average Spread—ref. TJLP		4.10%	4.60%	4.60%	4.60%	4.60%	—	4.34%
Loans (BR$)		3	1	1	1	0	—	5	5
Average Spread—ref. UMBND		13.12%	13.23%	13.23%	13.23%	13.23%	—	13.18%

Total Non-EIB Floating Rate Loans		1,270	334	82	189	16	260	2,150	2,222

Total Floating Rate Debt		1,280	344	92	199	26	260	2,200	2,272

Total Debt		1,373	467	1,078	327	124	2,472	5,840	5,669

(1)
Includes fair value of debt and associated swaps.

(2)
Includes exchange gains and losses from associated cross-currency swaps.

Derivatives Sensitivity to Interest Rate Risk

(Euro million)

Expected Maturity Date(1)

	Notes	2007	2008	2009	2010	2011	Thereafter	Fair Value
Fixed Rate Payer
Pay fixed Euro, receive floating Euro swaps		571	511	396	313	231	156	(2)
Average Rate Paid		4.34%	4.27%	4.24%	4.20%	4.14%	3.94%
Average Spread Received—ref. Euribor		0.07%	0.07%	0.08%	0.09%	0.09%	0.11%
Pay fixed Euro, receive floating Euro forward starting swaps		—	57	68	52	36	20	(3)
Average Rate Paid		—	5.33%	5.35%	5.35%	5.36%	5.37%
Average Spread Received—ref. Euribor		—	0.00%	0.00%	0.00%	0.00%	0.00%
Pay fixed Euro, receive floating U.S. dollar swaps		2	1	0	—	—	—	(0)
Average Rate Paid		3.62%	3.62%	3.62%	—	—	—
Average Spread Received—ref. US$ Libor		0.40%	0.40%	0.40%	—	—	—
Pay fixed U.S. dollar, receive floating U.S. dollar swaps		88	20	—	—	—	—	1
Average Rate Paid		5.17%	3.87%	—	—	—	—
Average Spread Received—ref. US$ Libor		0.90%	0.00%	—	—	—	—
Pay fixed Brazilian Real, receive floating Brazilian Real swaps		418	150	—	—	—	—	(1)
Average Rate Paid		14.13%	12.48%	—	—	—	—
Average Spread Received—ref. % of CDI		100.00%	100.00%	—	—	—	—
Floating Rate Payer
Pay floating Euro, receive floating U.S. dollar swaps		40	32	24	16	8	—	(10)
Average Spread Paid—ref. Euribor		0.05%	0.05%	0.05%	0.05%	0.05%	—
Average Spread Received—ref. US$ Libor		0.00%	0.00%	0.00%	0.00%	0.00%	—
Pay floating Brazilian Real, receive fixed Brazilian Real swaps		20	20	20	20	—	—	1
Average Spread Paid—ref. % CDI		107.00%	107.00%	107.00%	107.00%	—	—
Average Rate Received -		9.45%	9.45%	9.45%	9.45%	—	—
Pay floating Brazilian Real, receive fixed Euro swaps		1	—	—	—	—	—	(0)
Average Spread Paid—ref. % CDI		100.00%	—	—	—	—	—
Average Rate Received		3.83%	—	—	—	—	—
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		306	110	16	15	0	—	(70)
Average Spread Paid—ref. % CDI		105.64%	102.67%	95.71%	95.56%	100.00%	—
Average Rate Received		6.18%	6.30%	5.65%	5.64%	7.96%	—
Pay floating Brazilian Real, receive fixed Japanese Yen swaps		160	107	—	—	—	—	(26)
Average Spread Paid—ref. % CDI		105.22%	105.44%	—	—	—	—
Average Rate Received		1.92%	1.76%	—	—	—	—

(1)
All the amounts refer to the notional amounts of derivatives at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates

(Euro million)

Expected Maturity Date

	Notes	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
Debt exposure to Non-European Monetary Union currencies
Exposure to the Euro/U.S. dollar exchange rate
Loans (US$)		0	0	0	0	0	0	1	1
Average Interest Rate		3.07%	0.75%	0.75%	0.75%	0.75%	0.35%	1.28%
Loans (US$)		11	10	—	—	—	—	21	21
Average Spread—ref. US$ Libor		1.54%	1.65%	—	—	—	—	1.58%
Exposure to the Euro/Brazilian Real exchange rate
Loans (BR$)		0	0	0	20	—	—	21	23
Average Interest Rate		9.15%	9.27%	9.39%	9.45%	—	—	9.31%
Loans (US$) with associated US$/BR$ swaps	(2)	197	93	0	17	—	—	306	365
Average Spread—ref. % of CDI		100.18%	102.27%	95.43%	95.43%	—	—	100.33%
Loans (JPY) with associated JPY/BR$ swaps	(2)	59	112	—	—	—	—	172	188
Average Spread—ref. % of CDI		98.32%	100.95%	—	—	—	—	99.36%
Bonds (BR$)		—	89	—	—	—	178	267	276
Average Spread—ref. % of CDI		104.15%	104.15%	104.02%	104.02%	104.02%	104.02%	104.06%
Loans (BR$)		—	2	—	—			2	4
Average Spread—ref. % of CDI		100.00%	100.00%	—	—	—	—	100.00%
Loans (BR$)		17	3	3	3	2	—	29	29
Average Spread—ref. TJLP		4.10%	4.60%	4.60%	4.60%	4.60%	—	4.34%
Loans (BR$)		3	1	1	1	0	—	5	5
Average Spread—ref. UMBND		13.12%	13.23%	13.23%	12.23%	13.23%	—	13.18%
Exposure to other currencies exchange rates
Loans (Other currencies)		1	2	2	2	2	0	8	8

(1)
Includes fair value of debt and associated swaps.

(2)
Includes exchange gains and losses from associated cross currency swaps.

Derivatives Sensitivity to Exchange Rate Risk

(Euro million)

Expected Maturity Date(1)

	Notes	2007	2008	2009	2010	2011	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate	(2)
Pay fixed Euro, receive floating U.S. dollar swaps		2	1	0	—	—	—	(0)
Average €/US$ exchange rate		1.12	1.12	1.12	—	—	—
Pay floating Euro, receive floating U.S. dollar swaps		40	32	24	16	8	—	(10)
Average €/US$ exchange rate		1.07	1.07	1.07	1.07	1.07	—
Final exchange of former €/US$ swaps		200	200	200	—	—	—	35
Average €/US$ exchange rate		1.09	1.09	1.09	—	—	—
€/US$ Forwards		200	200	200	—	—	—	(35)
Average exchange rate		1.09	1.09	1.09	—	—	—
€/US$ Calls		200	200	200	—	—	—	(35)
Average exchange rate		1.09	1.09	1.09	—	—	—
Exposure to the Euro/Brazilian Real exchange rate
Pay floating Brazilian Real, receive fixed Euro swaps		1	—	—	—	—	—	(0)
Average exchange rate		2.89	—	—	—	—	—
Exposure to the U.S. dollar/Brazilian Real exchange rate	(3)
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		306	110	16	15	0	—	(70)
Average exchange rate		2.07	2.19	2.41	2.37	3.00	—
Exposure to the Japanese Yen/ Brazilian Real exchange rate	(4)
Pay floating Brazilian Real, receive fixed Japanese Yen swaps		160	107	—	—	—	—	(26)
Average exchange rate		0.02	0.02	—	—	—	—

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

Derivatives Sensitivity to Equity Price Risk

(Euro million)

Expected Maturity Date(1)

	Notes	2007	2008	2009	2010	2011	Thereafter	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on PT Multimédia Shares		276	276	—	—	—	—	17
Average Initial Price		9.02	9.02	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives, at the beginning of each period.

Fair Value of Derivatives Contracts in 2006

(Euro millions)

Fair value of contracts outstanding at December 31, 2005	(97.6)
Fair value adjustments:
Incomes	(144.9)
Reserves	25.6
Additions and cancellations	88.0
Foreign currency translation adjustments and other	2.2

Fair value of contracts outstanding at December 31, 2006	(126.7)

Fair Value of Derivatives Contracts in 2006

(Euro millions)

Expected Maturity Date

Source of Fair Value	Less than 1 year	1 - 3 years	4 - 5 years	In Excess of 5 years	Total Fair Value
Prices provided by other external sources	0.0	(7.8)	(13.8)	0.0	(21.7)
Prices based on models and other valuation methods	(65.6)	(22.4)	1.0	0.0	(87.0)
Total	(65.6)	(30.3)	(12.8)	0.0	(108.7)

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        We are not required to provide the information called for by Item 12.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate over time.

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2006. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2006, our internal control over financial reporting was effective.

        Management's assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their report, which is included under "Item 18. Financial Statements."

Changes in Internal Control Over Financial Reporting

        There were no material changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        The shareholders of Portugal Telecom adopted changes to Portugal Telecom's corporate governance structure at the General Meeting of Shareholders held on June 22, 2007. Those changes included the replacement of the former statutory audit board with an audit committee consisting of three non-executive board members and the granting of significant supervisory authority to the audit committee, as described in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards—Committees". Prior to June 22, 2007, Portugal Telecom had an audit committee consisting of non-executive members of its Board of Directors that had the advisory functions described in that section.

        Thomas Paes de Vasconcellos, who was a member of the prior audit committee and is a member of the new audit committee, was previously determined by our Board of Directors to be an "audit committee financial expert," as that term is defined in Item 16A of Form 20-F, and to be independent in his capacity as a member of the prior audit committee. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Paes de Vasconcellos. Mr. Paes de Vasconcellos is also an expert in accordance with Portuguese requirements.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2005 and 2006, the remuneration of our independent auditors was as follows.

	2005		2006
	€	%	€	%
Audit Fees	1,438,400	59%	1,686,520	60
Audit-Related Fees(1)	467,896	19%	679,890	24%
Tax Fees(2)	307,135	12%	52,003	2%
All Other Fees(3)	245,370	10%	382,455	14%
Total	2,458,801	100%	2,800,867	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions, and (ii) internal control reviews.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
In 2005, the All Other Fees category primarily included training services.

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

        All non-audit services provided by the independent auditors must be pre-approved by the Audit Committee, and Portugal Telecom's Audit Committee does not provide for a de minimis exception to the pre-approval of non-audit services. When pre-approving non-audit services, our Audit Committee analyzes any potential conflicts of interest between the services to be provided and the existing audit services performed by the independent auditors.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        PT did not purchase any PT shares in 2006 due to the tender offer launched by Sonaecom on February 6, 2006.

        As of December 31, 2006, we had outstanding equity swaps with respect to 20,640,000 of our own shares in connection with the share buyback program announced in 2005. As of June 15, 2007, we had outstanding equity swaps with respect to 45,686,311 of our own shares in connection with our new share buyback program approved in April 2007.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements".

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

        The financial pages in this Annual Report on Form 20-F include audited financial statements of UOL, one of our equity investees, for the years ended December 31, 2005 and 2006. See "Item 4A—Unresolved Staff Comments".

ITEM 19—EXHIBITS

1.1	Articles of Association of Portugal Telecom, SGPS S.A., as amended on June 22, 2007.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, incorporated by reference to Exhibit A of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Banco Millennium BCP Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Calyon, Merrill Lynch International, Morgan Stanley & Co. International Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, Citigroup Global Markets Limited and UBS Limited.
2.3
Fifth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.
2.4	Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V.
2.5
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Citibank N.A. (New York), Citibank N.A.(London), The Bank of New York, BNP Paribas Luxembourg and Citicorp Trustee Company Limited.
2.6	Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between PT Comunicações, S.A and Portugal Telecom International Finance B.V.

2.7
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
2.8
Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
2.9
Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, incorporated by reference to Exhibit 2.11 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.10
Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.11
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.12
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 3.75% Notes due 2012, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch.
2.13
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch.

2.14
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.50% Notes due 2025, dated June 15, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A. and Citigroup Global Markets Limited.
2.15
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
4.1
Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, SGPS S.A. and Telesp Celular S.A. (English translation), incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001 (File No. 001-13758).
4.2
Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002 (File No. 001-13758).
4.3
Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment, which has been granted), incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on April 21, 2006 (File No. 001-13758).
4.4
Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
4.5	Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência.
4.6	Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese State and PT Comunicações.
4.7	Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese State, as amended February 10, 2004.
4.8
Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telesp Celular S.A. and (ii) ANATEL and Global Telecom S.A. (now Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Telesp Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 333-09470).
4.9
Authorization Term of the Personal Mobile Service entered into by ANATEL and Tele Centro Oeste Celular Participações S.A. (now merged with and into Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Tele Centro Oeste Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 27, 2003 (File No. 001-14489).

4.10
Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telebahia Celular S.A. (now merged with and into Vivo S.A. and (ii) ANATEL and Telergipe Celular S.A. (now merged with and into Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Tele Leste Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 001-14481).
4.11
Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telerj Celular S.A. (now merged with and into Vivo S.A. and (ii) ANATEL and Telest Celular S.A. (now merged with and into Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Tele Sudeste Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 001-14485).
4.12
Form of Management Agreement entered into with certain members of the Executive Committee, incorporated by reference to Exhibit (e) to the Statement on Schedule 14D-9 filed with the Commission on January 18, 2007 (File No. 005-79679).
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
Lisbon, Portugal

        We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, recognized income and expense and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (IFRS) and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

        International Financial Reporting Standards (IFRS) and International Financial Reporting Standards as adopted by the European Union (EU-IFRS) vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Notes 47, 48 and 49 to the consolidated financial statements.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

/S/ DELOITTE & ASSOCIADOS, SROC S.A. DELOITTE & ASSOCIADOS, SROC S.A. Lisbon, Portugal June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited management's assessment included in the accompanying Form 20-F, that Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated June 29, 2007 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & ASSOCIADOS, SROC S.A. DELOITTE & ASSOCIADOS, SROC S.A. Lisbon, Portugal June 29, 2007

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004
(Amounts stated in Euro)

	Notes	2006	2005	2004
CONTINUED OPERATIONS
REVENUES
Services rendered	6	5,783,556,158	5,836,879,781	5,520,498,731
Sales	6	461,218,596	447,461,824	365,755,000
Other revenues	6	98,172,268	101,076,689	81,125,527

		6,342,947,022	6,385,418,294	5,967,379,258

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	8	668,383,435	667,331,163	631,802,408
Post retirement benefits	9	(72,114,978)	(21,605,155)	58,772,000
Direct costs	10	908,351,001	881,181,310	852,033,698
Costs of products sold	11	596,513,104	652,281,025	595,755,989
Support services		230,004,854	230,180,097	203,832,384
Marketing and publicity		155,401,134	184,409,651	159,807,836
Supplies and external services	12	1,025,503,161	958,527,829	810,365,725
Indirect taxes	14	177,251,170	166,036,274	123,239,627
Provisions and adjustments	38	230,193,672	171,477,441	168,820,055
Depreciation and amortisation	32 and 33	1,209,777,642	1,120,668,813	934,936,568
Impairment losses	30	—	—	28,000,000
Curtailment costs, net	9	20,302,638	314,309,785	165,590,740
Losses on disposals of fixed assets, net		8,123,362	1,178,075	9,231,899
Other costs, net	15	98,431,053	17,652,164	83,565,440

		5,256,121,248	5,343,628,472	4,825,754,369

Income before financial results and taxes		1,086,825,774	1,041,789,822	1,141,624,889
Net interest expense		227,245,692	257,637,731	204,881,312
Net foreign currency exchange gains		(4,891,607)	(41,335,993)	4,461,601
Losses (gains) on financial assets	16	(18,278,335)	8,765,259	(11,598,497)
Equity in earnings of associated companies, net	30	(131,354,166)	(238,226,177)	(20,866,910)
Net other financial expenses	17	52,289,059	64,453,097	55,616,214

		125,010,643	51,293,917	232,493,720

Income before taxes		961,815,131	990,495,905	909,131,169
Minus: Income taxes	18	7,687,318	323,273,235	209,984,648

Net income from continued operations		954,127,813	667,222,670	699,146,521

DISCONTINUED OPERATIONS
Net income from discontinued operations	19	—	21,732,952	26,065,182

NET INCOME		954,127,813	688,955,622	725,211,703

Attributable to minority interests	20	87,368,156	34,970,803	102,012,269
Attributable to equity holders of the parent	22	866,759,657	653,984,819	623,199,434
Earnings per share from continued operations
Basic	22	0.78	0.55	0.51
Diluted	22	0.77	0.54	0.50
Earnings per share from total operations
Basic	22	0.78	0.57	0.53
Diluted	22	0.77	0.56	0.52

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET
31 DECEMBER 2006 AND 2005
(Amounts stated in Euro)

	Notes	2006	2005
ASSETS
Current Assets
Cash and cash equivalents		548,464,617	612,158,485
Short-term investments	23	1,535,233,729	3,299,609,953
Accounts receivable—trade	24	1,181,912,412	1,389,229,606
Accounts receivable—other	25	218,912,177	244,263,314
Inventories	26	130,280,564	152,172,630
Taxes receivable	27	211,747,572	203,813,170
Prepaid expenses	28	121,714,749	146,271,926
Other current assets	29	50,405,004	106,210,553

Total current assets		3,998,670,824	6,153,729,637

Non-Current Assets
Accounts receivable—trade		916,813	677,552
Accounts receivable—other	25	15,237,939	19,804,605
Taxes receivable	27	124,531,128	117,244,409
Prepaid expenses		2,628,424	3,429,929
Investments in group companies	30	499,098,279	425,602,626
Other investments	31	132,391,079	96,079,089
Intangible assets	7.e) and 32	3,490,881,263	3,601,620,470
Tangible assets	7.e) and 33	3,942,033,190	4,062,003,121
Post retirement benefits	9	134,060,519	—
Deferred taxes	18	1,167,007,154	1,387,811,009
Other non-current assets	29	663,792,688	760,811,964

Total non-current assets		10,172,578,476	10,475,084,774

Total assets		14,171,249,300	16,628,814,411

LIABILITIES
Current Liabilities
Short-term debt	34	1,372,724,030	2,415,606,371
Accounts payable—trade		635,712,710	716,143,471
Accounts payable—other	35	479,376,513	413,744,612
Accrued expenses	36	680,217,532	707,921,185
Deferred income	37	215,738,311	208,155,446
Taxes payable	27	316,962,828	237,236,979
Provisions	38	105,151,491	163,098,954
Other current liabilities	39	82,495,889	85,612,446

Total current liabilities		3,888,379,304	4,947,519,464

Non-Current Liabilities
Medium and long-term debt	34	4,467,537,132	5,168,626,522
Accounts payable—other		56,453	2,473,302
Taxes payable	27	25,787,484	32,413,222
Deferred income		380,097	429,155
Provisions	38	102,633,567	115,423,190
Post retirement benefits	9	1,807,570,587	2,635,883,744
Deferred taxes	18	90,377,817	334,867,077
Other non-current liabilities	39	682,488,921	809,101,370

Total non-current liabilities		7,176,832,058	9,099,217,582

Total liabilities		11,065,211,362	14,046,737,046

SHAREHOLDERS' EQUITY
Share capital	40	395,099,775	1,128,856,500
Capital issued premium	40	—	91,704,891
Treasury shares	40	(187,612,393)	(102,044,948)
Legal reserve	40	82,706,881	179,229,361
Reserve for treasury shares	40	—	125,428,500
Accumulated earnings	40	1,965,055,467	405,216,985

Equity excluding minority interests		2,255,249,730	1,828,391,289
Minority interests	20	850,788,208	753,686,076

Total equity		3,106,037,938	2,582,077,365

Total liabilities and shareholders' equity		14,171,249,300	16,628,814,411

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES
FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004
(Amounts stated in Euro)

	Notes	2006	2005	2004
Income and expenses recognised directly in shareholders' equity
Accrued post-retirement liability
Net actuarial gains	9.6	319,415,213	(730,276,049)	(177,822,165)
Tax effect(i)	18	(100,691,917)	199,547,931	48,589,906
Financial instruments and investments
Hedge accounting(ii)	41	25,598,738	56,482	(10,493,312)
Investments available for sale
Change in fair value	31	19,831,643	(6,774,190)	3,950,643
Transferred to profit and loss on sale	16	—	5,960,000	—
Tax effect(i)	18	(12,223,825)	208,370	1,799,234
Foreign currency translation adjustments(iii)		(79,860,785)	700,952,138	16,245,986

		172,069,067	169,674,682	(117,729,708)
Income recognised in the consolidated income statement		954,127,813	688,955,622	725,211,703

Total income recognised		1,126,196,880	858,630,304	607,481,995

Attributable to minority interests		87,368,156	34,970,803	102,012,269
Attributable to equity holders of the parent		1,038,828,724	823,659,501	505,469,726

(i)
In 2006, the tax effect includes the tax impact on deferred taxes of the change in tax rate from 1 January 2007, which amounts to Euro 16,231,317 (Note 18).

(ii)
In 2006 and 2005, this caption includes a cost of Euro 7 million and a gain of Euro 0.2 million, respectively, which were transferred to profit and loss. The remaining amounts in this caption are related to the change in the fair value of these derivatives.

(ii)
Gains recorded in 2005 are mainly related to the appreciation of the Real against the Euro from 3.6147 as at 31 December 2004 to 2.744 as at 31 December 2005, while losses recorded in 2006 are basically related with the devaluation of the Real against the Euro from 2.744 to 2.8118 as at 31 December 2006.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004
(Amounts stated in Euro)

	Notes		2006	2005	2004
OPERATING ACTIVITIES
Collections from clients			7,392,240,379	7,187,846,822	6,765,478,256
Payments to suppliers			(3,668,694,463)	(3,808,664,290)	(3,387,233,324)
Payments to employees			(711,353,490)	(660,821,689)	(784,151,515)
Payments relating to income taxes			(54,315,840)	(71,572,316)	(66,581,360)
Payments relating to post retirement benefits	9		(561,853,113)	(699,806,967)	(298,566,473)
Payments relating to indirect taxes and other	43.a	)	(608,188,638)	(554,681,592)	(270,061,577)

Cash flow from operating activities(1)			1,787,834,835	1,392,299,968	1,958,884,007

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	43.b	)	20,265,545,874	10,933,899,233	13,379,457,500
Financial investments	43.c	)	6,895,804	391,815,749	21,243,239
Tangible fixed assets			11,480,821	12,699,978	35,745,251
Intangible assets			—	—	3,569
Subsidies for investments			129,093	1,572,005	2,978,958
Interest and related income			238,967,185	262,021,737	263,302,910
Dividends	43.d	)	36,110,881	21,424,425	16,179,018
Other investing activities	43.e	)	53,796,064	12,365,601	32,613,516

			20,612,925,722	11,635,798,728	13,751,523,961

Payments resulting from
Short-term financial applications	43.b	)	(18,501,169,649)	(12,727,737,929)	(12,613,040,697)
Financial investments	43.f	)	(95,036,377)	(27,168,785)	(291,933,807)
Tangible fixed assets			(818,459,845)	(760,210,386)	(608,912,964)
Intangible assets			(21,061,568)	(16,216,709)	(15,693,023)
Other investing activities			(29,382,265)	(15,205,147)	(36,461,034)

			(19,465,109,704)	(13,546,538,956)	(13,566,041,525)

Cash flow from investing activities(2)			1,147,816,018	(1,910,740,228)	185,482,436

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	43.g	)	16,283,725,363	24,239,836,385	17,151,950,966
Increases in share capital and paid-in surplus	43.h	)	39,292	12,798,336	92,370,662
Subsidies			3,795,801	1,913,794	368,297
Other financing activities	43.i	)	282,301	18,189,355	68,594,130

			16,287,842,757	43,126,085,870	17,313,284,055

Payments resulting from
Loans repaid	43.g	)	(18,024,793,291)	(22,276,187,094)	(17,878,783,743)
Lease rentals (principal)			(32,959,253)	(12,928,273)	(25,338,455)
Interest and related expenses			(560,221,757)	(487,392,109)	(536,079,186)
Dividends	43.j	)	(581,488,701)	(445,415,157)	(297,052,335)
Acquisition of treasury shares	40.3		—	(340,455,888)	(495,312,220)
Other financing activities	43.k	)	(81,046,856)	(120,171,654)	(38,908,099)

			(19,280,509,858)	(42,535,898,175)	(19,271,474,038)

Cash flow from financing activities(3)			(2,992,667,101)	590,187,695	(1,958,189,983)

Change in cash and cash equivalents(4)=(1)+(2)+(3)			(57,016,248)	71,747,435	186,176,460
Change in cash and cash equivalents of discontinued operations			—	8,442,819	(13,595,857)
Effect of exchange differences			(6,677,620)	103,849,227	10,500,915
Cash and cash equivalents at the beginning of the period			612,158,485	428,119,004	245,037,486
Cash and cash equivalents at the end of the period			548,464,617	612,158,485	428,119,004

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

Notes to the Consolidated Financial Statements

(Amounts stated in Euros, except where otherwise stated)

1.    Introduction

a)    Parent company

        Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, "Portugal Telecom") and subsidiaries ("Group", "Portugal Telecom Group", or "the Company"), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

        Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA ("Telecom Portugal"), Telefones de Lisboa e Porto (TLP), SA ("TLP") and Teledifusora de Portugal, SA ("TDP"). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

        As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom's share capital is mainly owned by private shareholders. On 31 December 2006, the Portuguese State owned, directly or indirectly, 7% of the total ordinary shares and all of the A Shares (Note 40.1) of Portugal Telecom.

        The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil.

        In Portugal, fixed line services are rendered by PT Comunicações, SA ("PT Comunicações"), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network").

        Data transmission services are rendered through PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

        ISP services for residential clients are rendered through PT.com—Comunicações Interactivas, SA ("PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

        Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, SA ("TMN"), under a GSM license granted by the Portuguese State in 1992 (period of 15 years) and a UMTS license obtained in 19 December 2000 (period of 15 years). During 2006, ANACOM granted to TMN the renewal of the GSM license until 16 March 2022.

        PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, SA ("PT Multimedia") is the Group's subsidiary for multimedia operations. Through its subsidiary TV Cabo Portugal, SA ("TV

Cabo"), PT Multimedia renders cable and satellite television services in mainland Portugal, Madeira and Azores. PT Multimedia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA ("Lusomundo Audiovisuais") and the distribution and exhibition of movies through Lusomundo Cinemas, SA ("Lusomundo Cinemas").

        In Brazil, the Group renders mobile telecommunications services through Brasilcel NV ("Brasilcel" or "Vivo"), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA—"PT Móveis") and Telefónica (through Telefónica Móviles, SA) to join the mobile operations of each group. Currently, Vivo, through its company Vivo, SA, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, and eleven states in the Midwestern and Northern regions of Brazil.

        On 5 December 2005, the Boards of Directors of the holding companies of Vivo, including Telesp Celular Participações, SA ("TCP"), Tele Centro Oeste Celular Participações, SA ("TCO"), Tele Sudeste Celular Participações, SA ("Telesudeste"), Tele Leste Celular Participações, SA ("Teleleste") and Celular CRT, SA ("Celular CRT") approved the proposal to carry out a corporate restructuring. On 22 February 2006, the shareholders of those companies approved, in the respective Extraordinary General Meetings, the corporate restructuring of the Vivo group companies. This restructuring consisted of the merger of shares of TCO into TCP and the merger of Telesudeste, Teleleste and Celular CRT into TCP. After this restructuring, TCP was renamed to Vivo Participações SA. As a consequence of such restructuring, the shareholders of TCO, Telesudeste, Teleleste and Celular CRT received shares of TCP, in accordance with the exchange ratios determined based on the respective valuations: 3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO, 3.2879 new shares or ADS of TCP for every 1 share or ADS of Telesudeste, 3.8998 new shares or ADS of TCP for every 1 share or ADS of Teleleste, and 7.0294 new shares of TCP for every 1 share of Celular CRT. Following this operation, all operating companies were fully controlled by Vivo Participações, SA. In October 2006, Vivo completed a further restructuring with the merger into Global Telecom (the company that provided mobile services in the states of Paraná and Santa Catarina and that was fully owned by TCP) of all other companies of Vivo that provided mobile services in the remaining states mentioned above. In connection with this transaction, Global Telecom was renamed Vivo, SA.

        The consolidated financial statements for the year ended 31 December 2006 were approved by the Board of Directors and authorized for issue on 21 March 2007.

2.    Basis of presentation

        Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom's operations. Financial statements of foreign subsidiaries are translated to Euros according to accounting principles described in Note 3.q).

        The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), and include all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") as at 31 December 2006. For Portugal Telecom, there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board.

        Consolidated financial statements were prepared assuming the continuity of operations, based on accounting records of all subsidiaries (Exhibit I).

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a)    Consolidation principles

Controlled entities

        Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

        The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption "Minority interests" (Note 20).

        Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

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

        The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

        All intra-group transactions, balances, income and expenses are eliminated on the consolidation process. Gains obtained in intra-group transactions are also eliminated on the consolidation process.

        Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

        Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

        All transactions and balances with jointly controlled entities are eliminated to the extent of the Group's interest in the joint venture.

        Jointly controlled entities are presented in Exhibit III.

Investments in associates

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

        Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group's share in the results of the associated company, recorded as part of financial results under the caption "Equity in earnings and losses of associated companies" (Note 30), and certain other changes recorded against net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

        Dividends received from associated companies are recorded as a reduction in the value of financial investments.

        Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group's interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met, only when: (i) the sale is highly probable and the asset is available for immediate sale in its present condition; (ii) the Group has assumed a commitment to the sale; and (iii) the sale is expected to be completed within one year. Non-current assets and companies classified as held for sale are measured at the lower of the assets' previous carrying amount and the fair value less costs to sell.

Goodwill

        Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and was subject to annual impairment tests thereafter.

        Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption "Cumulative foreign currency translation adjustments".

        Goodwill is recognised under the captions "Investment in group companies" (Associates—Note 30) and "Intangible assets" (Subsidiaries and jointly controlled entities—Note 32) and is not amortised. Goodwill is tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)    Changes in the consolidated Group

        During 2006 and 2005, the main change in the consolidated Group was the inclusion of Mobile Telecommunications Limited ("MTC"), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC, under which Portugal Telecom has the power to set and control financial and operating policies of this company. As a result, the conditions defined under IAS 27 to fully consolidate assets and liabilities of a company were met.

        MTC's assets and liabilities were included in PT's consolidated balance sheet as at 31 December 2006, while the consolidated income statement includes the last four months of the 2006 results from MTC. The assets and liabilities from MTC as at 1 September 2006, when it was included for the first time in the consolidation, are as follows:

	Book value of net assets acquired	Fair value of assets identified(i)	Total
ASSETS
Current assets	66,062,847	—	66,062,847
Intangible assets	7,037,337	7,085,832	14,123,169
Tangible assets	47,680,742	—	47,680,742
Other non-current assets	605,639	—	605,639

Total assets	121,386,565	7,085,832	128,472,397

LIABILITIES
Current liabilities	11,240,416	—	11,240,416
Other non-current liabilities	14,795,400	2,480,041	17,275,441

Total liabilities	26,035,816	2,480,041	28,515,857

Total net assets acquired			99,956,540
			34%

PT's share of net assets acquired			33,985,224

(i)
In the purchase price allocation, Portugal Telecom has identified intangible assets not included in MTC's financial statements, related to the license that allows MTC to operate in the Namibian telecommunications market. The related tax effect amounted to Euro 2,480,041.

  Portugal Telecom has made the following purchase price allocation related to the acquisition of MTC:

Shareholders' agreement (Note 32) (i)	34,163,176
PT's share of net assets acquired	33,985,224
Goodwill (Note 32)	40,499,689

Purchase price (Note 43.f)	108,648,089

(i)
This caption relates to the agreement entered into with the other shareholders of MTC, which allows PT to set and control financial and operating policies of this company. The fair value of this agreement was determined based on the comparison between the purchase price of PT's acquisition of a 34% stake in MTC's share capital and the payable price of a previous transaction with former shareholders of MTC, since the main difference between those transactions is related to the power to control this company.

3.    Summary of significant accounting policies, judgments and estimates

a)    Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b)    Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, recorded in net income of the period the loss occurs under the caption "Cost of products sold". Usually these losses are related to technological obsolescence and higher acquisition costs.

c)     Tangible assets

        Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) estimated cost of dismantling or removal of the assets (Note 3.g) and 38). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average useful lives:

Years
Buildings and other constructions	3–50
Basic equipment:
Network installations and equipment	4–20
Switching equipment	5–10
Telephones, switchboards and other	5–10
Submarine cables	15–20
Satellite stations	15
Other telecommunication equipment	3–10
Other basic equipment	4–20
Transportation equipment	4–8
Tools and dies	4–10
Administrative equipment	3–10
Other tangible fixed assets	3–10

        Estimated losses resulting from the replacement of equipments before the end of their useful lives are recognised as a deduction to the corresponding asset's value, against results of the period, as well as in the impairment analysis of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods correspond to the period of the expected benefits.

        When an asset is considered as held for sale, its carrying amount is classified to current assets and depreciation is stopped. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption "Losses and gains on disposals of fixed assets".

d)    Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits could be reliably measured.

        Intangible assets include mainly goodwill (Note 2.a)), telecommunications licenses and related rights and software licenses.

        Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:

•	Band A and Band B licenses held by Vivo	Period of the license
•	Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
•	UMTS license owned by TMN	Period of the license (until 2015)
Capacity acquisition rights		Period of the agreement
Software licenses		3–6
Other intangible assets		3–8

        Under the purchase price allocation process of MTC (Note 2.b), Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible is not amortized but is subject to annual impairment analysis.

e) Investment property

        Investment property includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

        Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in net income of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

        The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline, mobile and multimedia businesses in Portugal and mobile in Brazil. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

        If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the profit and loss statement.

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

g) Provisions and contingent liabilities

        Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

        Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to related parties.

        Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 38). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption"Net interest expense".

        Provisions are updated on balance sheet date, considering the best estimate of the Group's management.

h) Pension benefits

        Under a defined benefit plan, PT Comunicações, PT SI and DCSI—Dados, Comunicações e Soluções Informáticas, Lda ("DCSI") are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

        The amount of the Group's liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations prepared by an independent actuary, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders' equity.

        Prior years' service gains or losses related to vested rights are recognised when they occur. Otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

        Accrued pension liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation ("PBO") related to pensions and the fair value of pension fund assets.

        Contributions made by the Group to defined contribution post retirement benefit plans are recognised in net income when incurred.

i) Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações, PT SI and DCSI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisição e Gestão de Bens, SA ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 9.2).

        The amount of the Group's liabilities with respect these benefits after retirement date is estimated based on actuarial valuations prepared by an independent actuary, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders' equity.

        Prior years' service gains or losses related to vested rights are recognised when occur. Otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

        Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and the gains obtained with the change in prior year liabilities not yet recognised.

j) Pre-retirement, early retirement and suspended employees

        The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that have pre-retired or early retired. This liability is recognised in the net income under the caption "Curtailment costs, net" when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

        Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy's program.

        Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

        Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l) Financial assets and liabilities

        Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

  (i) Trade receivables

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts.

  (ii) Investments

          Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: held to maturity or available for sale.

          Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with a defined maturity if the Group intends and has the ability to hold them until that date. Available for sale investments are classified as non-current assets.

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

          Subsequent to the initial recognition, available for sale investments are measured at fair value through equity. Available for sale investments not listed in any active market and where an estimate of fair value is not reliable are recognised at acquisition cost, net of any impairment losses.

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

          Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

          Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders' equity. As of the balance sheet date, the debt component is recognised at amortised cost.

  (iv) Bank loans

          Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred (Note 36).

  (v) Accounts payable—trade

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (vi) Derivative financial instruments and hedge accounting

          The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and to changes in interest rates. The Group's policy is to contract derivative financial instruments to hedge those risks, subject to extensive analysis and Board approval.

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

          The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders' equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Hedge accounting" is transferred to net income.

          Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

          Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges are recognised in net income.

  (vii) Treasury shares

          Treasury shares are recognised as a deduction to shareholders' equity, under the caption "Treasury shares" at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under "Accumulated earnings".

          Equity swaps on own shares entered into by Portugal Telecom are recognised as a financial liability and are accounted for as an acquisition of treasury shares on the inception date of the contract.

  (viii) Cash and cash equivalents

          Cash and cash equivalents comprise cash on hand, demand bank deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

          In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption "Short-term debt".

  (ix) Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell to the Company the related equipment. The Company maintained the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company's financial statements. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 29), and non-current liabilities include the future payments under the leasing contract (Note 39). As at the balance sheet date, those amounts are measured at fair value.

          Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m) Own work capitalized

        Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

  •
  the assets are identifiable;

  •
  the assets will generate future economic benefits; and

  •
  development expenses can be reliably measured.

        The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

        Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n) Leases

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee (Note 32). All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under leases and the corresponding liability to the lesser, are accounted for using the finance method, in accordance with the lease payment plan (Note 34). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o) Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

        Portugal Telecom and PT Multimedia have adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which they hold at least 90% of the share capital and that are domiciled in Portugal and subject to the Income Tax for Legal Entities (IRC). The remaining Group companies not covered by the tax consolidation regimes of Portugal Telecom and PT Multimedia are taxed individually based on their respective taxable income, at the applicable tax rates.

        The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are reverse.. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable will be available to allow all or part of the asset to be recovered.

        Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders' equity, in which case the deferred tax is also recognised directly in shareholders' equity.

p) Revenue recognition

        Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

        Revenues from international telecommunications services are divided with the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

        Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption "Other revenues".

        Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

        Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações's telephone directories, as well as selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

        Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs

        Revenues from Pay-TV and cable internet result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed on the cable television channels are recognised in the period the advertising is placed; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

        Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

        Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

q) Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders' equity under the caption "Foreign currency translation adjustments", and included in the Statement of Recognised Income and Expenses.

        The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  •
  Assets and liabilities at exchange rates prevailing at balance sheet date;

  •
  Profit and loss items at average exchange rates for the reported period;

  •
  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate on the day of the transaction); and

  •
  Share capital, reserves and retained earnings at historical rates.

        The effect of translation differences is recognised in shareholders' equity under the caption "Foreign currency translation adjustments" and included in the Statement of Recognised Income and Expenses.

        The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency adjustments" to "Accumulated earnings". As from 1 January 2004, the Group recognizes all translation adjustments directly in shareholders' equity and therefore amounts are transferred to net income only if and when the related investments are disposed of.

r)     Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s) Cash flow statements

        Consolidated statements of cash flows are prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under "Short-term debt".

        Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel, payments related with post retirement benefits and other collections and payments related with operating activities. Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events

        Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

        In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements, are as follows:

  •
  Useful lives of tangible and intangible assets;

  •
  Recognition of provisions and adjustments;

  •
  Definition of actuarial assumptions for the assessment of post retirement liabilities;

  •
  Goodwill impairment analysis; and

  •
  Assessment of fair value of financial instruments.

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

        The main estimates used by the management are included in the corresponding notes to the financial statements.

4.    Errors, changes in accounting policies and estimates

        During the year 2006, no changes occurred in the accounting policies used by the Group, when compared to those ones used in the financial statements of 2005. In addition, there were no material errors recognized during the years 2006 and 2005.

5.    Exchange rates used to translate foreign currency financial statements

        As at 31 December 2006 and 2005, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	2006	2005
Argentine peso	ARS	4.0474	3.5763
Australian dollar	AUD	1.6691	1.6109
Botswana pula	BWP	7.9313	6.4606
Brazilian real	BRL	2.8118	2.7440
British pound	GBP	0.6715	0.6853
Canadian dollar	CAD	1.5281	1.3725
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Danish krone	DKK	7.4560	7.4605
Hong Kong dollar	HKD	10.2409	9.1474
Hungarian forint	HUF	251.7700	252.8700
Japanese yen	JPY	156.9300	138.9000
Kenyan shilling	KES	91.6632	85.4693
Macao pataca	MOP	10.5481	9.4218
Moroccan dirham	MAD	11.1354	10.9097
Mozambique metical	MZN	34.4700	28.0244
Namibian dollar	NAD	9.2124	7.4642
Norwegian krone	NOK	8.2380	7.9850
São Tomé Dobra	STD	17,222.3	14,109.9
South African rand	ZAR	9.2124	7.4642
Swedisk krone	SEK	9.0404	9.3885
Swiss franc	CHF	1.6069	1.5551
Ugandan shilling	UGX	2,292.2	2,145.9
US Dollar	USD	1.317	1.1797

        During the years 2006, 2005 and 2004, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	Code	2006	2005	2004
Argentine peso	ARS	3.8875	3.6292	3.6755
Botswana pula	BWP	7.3955	6.3584	5.807
Brazilian real	BRL	2.7315	3.0406	3.6359
Cape Verde Escudo	CVE	110.2650	110.2650	110.2650
CFA franc	XOF	655.9570	655.9581	655.9570
Namibian dollar	NAD	8.6332	7.8663	7.6897
Hungarian forint	HUF	264.1325	248.0433	251.7800
Kenyan shilling	KES	90.8083	93.2484	98.6681
Macao pataca	MOP	10.0475	9.9745	9.9762
Moroccan dirham	MAD	11.0362	11.0088	11.0188
Mozambique metical	MZN	32.1779	28.3866	27.2086
São Tomé Dobra	STD	15,735.4	13,161.9	12,366.8
Swiss franc	CHF	1.5731	1.5483	1.5441
Ugandan shilling	UGX	2,310.2	2,203.7	2,254.3
US Dollar	USD	1.2557	1.2448	1.2433

6.    Revenues

        Consolidated revenues by reportable segment in 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Wireline (Note 7.a)	1,911,837,744	2,050,441,875	2,144,844,172
Services rendered (Note 3.p)	1,866,109,503	2,003,232,356	2,092,074,889
Sales(i)	32,094,571	33,784,240	35,525,176
Other revenues(ii)	13,633,670	13,425,279	17,244,107
Domestic Mobile—TMN (Note 7.b)	1,424,388,104	1,455,414,354	1,462,440,668
Services rendered (Note 3.p)	1,289,008,163	1,306,232,456	1,307,080,451
Sales(i)	126,011,945	142,187,634	149,099,577
Other revenues(ii)	9,367,996	6,994,264	6,260,640
Brazilian Mobile—Vivo (Note 7.c)	2,104,711,912	2,036,932,906	1,599,065,713
Services rendered (Note 3.p)	1,789,759,729	1,737,785,062	1,425,260,429
Sales(i)	254,752,333	233,836,060	136,550,145
Other revenues(ii)	60,199,850	65,311,784	37,255,139
Multimédia (Note 7.d)	663,789,770	627,426,321	597,873,803
Services rendered (Note 3.p)	619,648,820	582,453,926	543,704,767
Sales(i)	35,518,777	33,892,397	40,871,268
Other revenues(ii)	8,622,173	11,079,998	13,297,768
Other businesses	238,219,492	215,202,838	163,154,902
Services rendered(iii)	219,029,943	207,175,981	152,378,195
Sales	12,840,970	3,761,493	3,708,834
Other revenues	6,348,579	4,265,364	7,067,873

	6,342,947,022	6,385,418,294	5,967,379,258

(i)
These captions include mainly the sales of terminal equipments of the wireline business, namely fixed telephones and modems (internet access), terminal mobile equipments of TMN and Vivo, and set-top boxes (pay-TV), cable modems (cable internet access) and DVDs in the Multimedia segment.

(ii)
Other operating revenues include mainly the benefits from contractual penalties imposed to customers, rentals of equipments and of other own infra-structures, the recovery of taxes and other operating expenses from previous periods, and revenues resulting from consultancy projects.

(iii)
This caption is related to the services rendered by companies not included in reportable segments, including mainly Mobitel (call center operation in Brazil), MTC (mobile operator in Namíbia) and Cabo Verde Telecom (telecommunications operator).

        Consolidated revenues in 2006, 2005 and 2004 by geographic area, are as follows:

	2006	2005	2004
Portugal	4,038,205,260	4,196,120,132	4,247,617,885
Brazil	2,165,975,225	2,104,700,809	1,641,475,672
Other countries	138,766,537	84,597,353	78,285,701

	6,342,947,022	6,385,418,294	5,967,379,258

7.    Segment reporting

        Portugal Telecom's primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversee and control the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments as at 31 December 2006 and 2005 are:

  a.
  Wireline (including Retail, Wholesale and Data and Corporate);

  b.
  Domestic Mobile (TMN);

  c.
  Brazilian Mobile (Vivo); and

  d.
  Multimedia (including Pay-TV and Cable Internet, Audiovisuals Distribution and Cinematographic Exhibition).

        The Wireline segment includes PT Comunicações, PT Prime, PT.com and PT Corporate.

        In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the "Domestic Mobile" and "Brazilian Mobile", due to the differences between licenses and technologies of both. In terms of technology, GSM/UMTS is the technology used by TMN, while CDMA is the main technology used by Vivo. Also, the telecommunications markets in Portugal and Brasil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support PT's decision to establish the two different businesses.

        Portugal Telecom's secondary basis of segmentation is geographical, under which it distinguishes three segments:

  a.
  Portugal;

  b.
  Brazil; and

  c.
  Other countries.

        Segment information for the years 2006, 2005 and 2004 is presented below:

a)    Wireline

	2006	2005	2004
REVENUES
Services rendered - external customers (Note 6)	1,866,109,503	2,003,232,356	2,092,074,889
Services rendered - inter-segment	146,172,657	154,987,772	143,239,371
Sales - external customers (Note 6)	32,094,571	33,784,240	35,525,176
Sales - inter-segment	690,603	369,024	595,307
Other revenues - external customers (Note 6)	13,633,670	13,425,279	17,244,107
Other revenues - inter-segment	13,080,530	7,757,822	16,521,015

	2,071,781,534	2,213,556,493	2,305,199,865

COSTS, EXPENSES LOSSES AND INCOME
Wages and salaries	271,970,593	286,713,146	296,646,499
Post retirement benefits(i)	(71,553,000)	(21,799,000)	58,538,000
Direct costs	346,480,833	385,475,988	470,628,444
Costs of products sold	32,678,000	33,760,128	39,063,105
Marketing and publicity	39,630,306	42,372,712	44,561,225
Support services	126,642,680	141,327,335	114,092,395
Supplies and external services	210,004,952	223,554,136	235,419,207
Indirect taxes	5,891,200	6,714,148	7,435,025
Provisions and adjustments(ii)	37,183,186	(13,827,539)	69,770,128
Depreciation and amortisation	355,521,631	358,878,101	369,721,790
Curtailment costs, net(iii)	6,091,803	314,309,786	165,590,740
Net gains on disposals of fixed assets(iv)	9,749,124	(3,599,054)	148,037
Other costs, net	1,648,732	4,773,024	7,075,750

	1,371,940,040	1,758,652,911	1,878,690,345

Income before financial results and taxes	699,841,494	454,903,582	426,509,520
Net interest income(v)	(93,455)	(9,102,034)	11,468,987
Net foreign currency exchange losses (gains)	1,740,579	(275,932)	678,536
Net losses/(gains) on financial assets	(1,445,020)	(2,109,291)	935,618
Equity in earnings of affiliated companies, net(vi)	—	3,583,587	(1,544,976)
Net other financial expenses(vii)	967,217	4,287,880	5,310,108

	1,169,321	(3,615,790)	16,848,273

Income before taxes	698,672,173	458,519,372	409,661,247
Minus: Income taxes	209,608,152	132,392,762	111,891,470

Net income	489,064,021	326,126,610	297,769,777

(i)
The change in this caption in 2006 as compared to 2005 is primarily related to the increase in prior years' service gains of Euro 136,568,000 in 2005 and Euro 150,556,684 in 2006 and to the

  increase in the expected return on assets of the fund assets resulting from the contributions made during 2005 and 2006 (Note 9).

(ii)
In 2005, this caption includes the reversal of a provision for a receivable from Angola Telecom (Euro 23 million), which amount was received in that period, and the reversal of a provision recorded in previous years to cover risks associated with the cancellation of certain contracts (Euro 30 million).

(iii)
The reduction in this caption, is mainly due to the recognition of a gain amounting to Euro 220,417,000 related to the impact of the termination of the protocol with the national healthcare system ("SNS") related to the Health Care Plan (Note 9.2).

(iv)
In 2006, this caption includes approximately Euro 11 million related to the write-off of certain fixed assets, which in 2005 and 2004 were not relevant (Note 33).

(v)
The reduction in financial gains with net interest in 2006 is basically related to the reduction in free cash flow generated in the last two years, mainly as a result of the contributions made to the pension funds, including PT Prestações.

(vi)
In 2005, this caption includes the losses related with the disposals of Marconi Suisse and Marconi France, and the equity in the losses of these affiliated companies until the date they were disposed.

(vii)
The reduction in this caption is mainly due to the expenses incurred in 2005 related to the disposals of Marconi Suisse and Marconi France.

        Total assets and liabilities of this segment as at 31 December 2006 and 2005 are as follows:

	2006	2005
Assets	4,203,333,498	4,585,353,917
Liabilities	3,152,213,639	3,968,450,057

        Capital expenditures in tangible and intangible assets for this reportable segment in 2006, 2005 and 2004 were Euro 239 million, Euro 233 million and Euro 207 million, respectively.

        As at 31 December 2006, 2005 and 2004, the total staff in the wireline business was 7,181, 7,682 and 8,311 employees, respectively.

b)    Domestic Mobile—TMN

	2006	2005	2004
REVENUES
Services rendered - external customers (Note 6)	1,289,008,163	1,306,232,456	1,307,080,451
Services rendered - inter-segment	74,225,967	97,388,260	139,242,834
Sales - external customers (Note 6)	126,011,945	142,187,634	149,099,577
Sales - inter-segment	3,666,972	4,150,726	4,180,292
Other revenues - external customers (Note 6)	9,367,996	6,994,264	6,260,640
Other revenues - inter-segment	75,187	99,624	467,985

	1,502,356,230	1,557,052,964	1,606,331,779

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	56,002,890	54,156,186	54,146,001
Direct costs	292,852,093	309,366,472	320,001,670
Costs of products sold	170,555,611	192,721,138	170,991,247
Marketing and publicity	30,350,283	35,519,723	27,473,363
Support services	35,393,808	32,426,829	36,117,666
Supplies and external services	224,154,024	203,746,645	189,353,812
Indirect taxes	22,670,064	28,767,472	29,626,965
Provisions and adjustments	11,679,529	26,820,889	31,719,061
Depreciation and amortisation	220,113,746	204,863,727	193,504,870
Work force reduction costs	669,084	—	—
Net losses on disposals of fixed assets	105,115	3,463,068	8,246,778
Other costs	2,099,677	860,783	1,402,775

	1,066,645,924	1,092,712,932	1,062,584,208

Income before financial results and taxes	435,710,306	464,340,032	543,747,571
Net interest income(i)	(5,283,072)	(426,877)	5,965,934
Net foreign currency exchange losses (gains)	516,813	(136,470)	168,436
Equity in losses of affiliated companies, net	(3,385)	4,901	(137)
Net other financial expenses	941,236	1,056,481	1,271,999

	(3,828,408)	498,035	7,406,232

Income before taxes	439,538,714	463,841,997	536,341,339
Minus: Income taxes	121,484,647	126,882,972	145,199,589

Net income	318,054,067	336,959,025	391,141,750

(i)
The increase in net interest income in 2006 is related to the increase in free cash flow generated by TMN in the last two years.

        Total assets and liabilities of this segment as at 31 December 2006 and 2005 are as follows:

	2006	2005
Assets	2,496,628,387	2,332,126,821
Liabilities	1,205,928,371	1,365,541,324

        Capital expenditures in tangible and intangible assets for this reportable segment in 2006, 2005 and 2004 were Euro 189 million, Euro 170 million and Euro 155 million, respectively.

        As at 31 December 2006, 2005 and 2004, the total staff in this segment was 1,140, 1,184 and 1,133 employees, respectively.

c)     Brazilian Mobile

	2006	2005	2004
REVENUES
Services rendered - external customers (Note 6)	1,789,759,729	1,737,785,062	1,425,260,429
Sales - external customers (Note 6)	254,752,333	233,836,060	136,550,145
Other revenues - external customers (Note 6)	60,199,850	65,311,784	37,255,139

	2,104,711,912	2,036,932,906	1,599,065,713

COSTS, EXPENSES LOSSES AND INCOME
Wages and salaries	115,504,566	103,159,931	83,241,014
Direct costs	248,871,761	215,423,347	146,818,516
Costs of products sold	385,151,405	420,490,506	378,349,652
Marketing and publicity	63,767,476	87,021,314	57,069,664
Support services	158,990,603	137,492,794	93,700,252
Supplies and external services	345,117,155	308,282,872	210,618,377
Indirect taxes	126,913,606	112,129,282	77,348,499
Provisions and adjustments	164,187,221	145,518,487	52,953,113
Depreciation and amortisation	505,846,599	454,175,504	288,913,323
Net losses (gains) on disposals of fixed assets	(2,431,564)	(253,830)	1,842,721
Other costs(i)	56,528,474	4,588,077	4,615,832

	2,168,447,302	1,988,028,284	1,395,470,963

Income before financial results and taxes	(63,735,390)	48,904,622	203,594,750
Net interest expense	92,429,146	101,676,254	84,875,891
Net foreign currency exchange gains	(8,530,559)	(14,655,530)	(12,248,312)
Net losses (gains) on financial assets(ii)	4,103,236	50,464,091	34,110,790
Net other financial expenses	31,602,515	34,414,216	40,760,222

	119,604,338	171,899,031	147,498,591

Income before taxes	(183,339,728)	(122,994,409)	56,096,159
Minus: Income taxes(iii)	(156,886,220)	10,973,541	64,552,542

Net income	(26,453,508)	(133,967,950)	(8,456,383)

(i)
In 2006, this caption includes approximately Euro 51 million (Note 15) related to the adjustment of the realizable amount of certain CDMA network fixed assets due to technological obsolescence.

(ii)
This caption includes costs related to the change in fair value of cross-currency swaps contracted by Vivo, which are recognized as held for trading in accordance with IAS 39. The change in this caption in 2006 is mainly related to the greater devaluation of the Dollar against the Euro in 2005, as compared to 2006, as well as the reduction in Vivo's exposure to the Dollar in 2006.

(iii)
In 2006, this caption includes a gain amounting to Euro 134 million (Note 18) related to the recognition of deferred tax assets related to tax losses from previous periods, whose recoverability was only achieved in the second half of 2006, following the conclusion of Vivo's corporate restructuring (Note 1).

        Capital expenditures in tangible and intangible assets for this reportable segment in 2006, 2005 and 2004 were Euro 387 million, Euro 361 million and Euro 264 million, respectively.

        A summarized balance sheet of the assets and liabilities of Vivo that have been proportionally consolidated (50%) as at 31 December 2006 and 2005 are presented below:

	2006	2005
Current assets	902,752,315	1,232,713,722
Intangible assets	2,245,254,964	2,419,439,509
Tangible assets	1,131,810,840	1,194,488,946
Deferred taxes	351,507,323	180,188,698
Other non-current assets	142,454,925	140,648,581

Total assets	4,773,780,367	5,167,479,456

Current liabilities	1,059,188,211	1,149,449,592
Medium and long-term debt	517,255,183	722,432,315
Other non-current liabilities	87,071,963	110,885,628

Total liabilities	1,663,515,357	1,982,767,535

        As at 31 December 2006, 2005 and 2004, the total staff in this segment (50% of Vivo) was 2,948, 3,042 and 3,175 employees, respectively.

d)    Multimedia

	2006	2005	2004
CONTINUED OPERATIONS
REVENUES
Services rendered - external customers (Note 6)	619,648,820	582,453,926	543,704,767
Services rendered - inter-segment	1,486,591	452,349	595,978
Sales - external customers (Note 6)	35,518,777	33,892,397	40,871,268
Sales - inter-segment	277,456	202,741	(20,036)
Other revenues - external customers (Note 6)	8,622,173	11,079,998	13,297,768
Other revenues - inter-segment	929,053	372,942	307,335

	666,482,870	628,454,353	598,757,080

COSTS, EXPENSES LOSSES AND INCOME
Wages and salaries	39,975,868	43,917,989	43,727,890
Direct costs	203,037,771	201,336,349	184,950,030
Costs of products sold	16,808,161	13,199,148	18,253,065
Marketing and publicity	18,310,892	20,295,907	24,168,671
Support services	54,232,116	40,317,922	38,196,688
Supplies and external services	108,136,065	103,392,847	100,694,483
Provisions and adjustments	13,557,318	9,902,107	5,655,508
Indirect taxes	1,340,233	800,841	4,309,389
Depreciation and amortization	102,502,152	61,919,610	51,420,176
Impairment losses (Note 30)	—	—	28,000,000
Work force reduction costs	1,340,634	—	—
Net losses (gains) on disposals of fixed assets	443,305	70,599	(1,810,220)
Other income, net(i)	(4,139,876)	(1,675,949)	51,000,136

	555,544,639	493,477,370	548,565,816

Income before financial results and taxes	110,938,231	134,976,983	50,191,264
Net interest expense	8,360,958	6,143,383	3,440,154
Net foreign currency exchange losses (gains)	(423,917)	688,080	827,686
Net losses (gains) on financial assets	3,517	(737)	2,076,409
Equity in earnings of affiliated companies	(365,944)	(3,539,915)	(1,028,781)
Net other financial expenses/ (income)(ii)	180,839	(2,488,436)	(3,053,734)

	7,755,453	802,375	2,261,734

Income before taxes	103,182,778	134,174,608	47,929,530
Minus: Income taxes(iii)	29,051,689	35,183,210	(75,502,408)

Net income from continued operations	74,131,089	98,991,398	123,431,938
DISCONTINUED OPERATIONS
Net income from discontinued operations(iv)	—	14,050,473	2,514,982

Net income	74,131,089	113,041,871	125,946,920

(i)
In 2006, this caption includes a gain of Euro 8 million related with the reduction of a provision recorded by PT Multimedia in 2005 to cover certain representations and warranties in connection with the disposal of Lusomundo Media (Note 15) and a cost of Euro 5.7 million related to the impact of the change in the estimated useful life of certain tangible assets (Note 15).

(ii)
In 2005, this caption includes a gain of Euro 3 million related with the put warrants issued by PT Multimedia in 2005.

(iii)
In 2006, this caption includes a cost of Euro 8 million related to the impact of the changes in the tax legislation, which are explained in more detail in Note 18, and a gain of Euro 3 million (Note 18) resulting from the recognition of deferred tax assets by Sport TV related to tax losses from previous periods.

(iv)
In 2005, this caption includes net gains obtained with the disposal of Lusomundo Media, as described in Note 19.

        Total assets and liabilities of this segment as at 31 December 2006 and 2005 are as follows:

	2006	2005
Assets	1,151,825,499	1,177,448,844
Liabilities	551,112,718	562,125,935

        Capital expenditures in tangible and intangible assets for this reportable segment in 2006, 2005 and 2004 were Euro 133 million, Euro 186 million and Euro 73 million, respectively.

        As at 31 December 2006, 2005 and 2004, the total staff in this segment was 1,376, 1,388 and 1,302 employees, respectively.

        A summarized balance sheet of the assets and liabilities of Sport TV that have been proportionally consolidated (50%). As at 31 December 2006 and 2005 are presented below:

	2006	2005
Current assets	48,931,781	46,396,318
Tangible assets	6,681,233	1,879,868
Deferred taxes	2,611,331	—
Other non-current assets	9,770,075	14,844,641

Total assets	67,994,420	63,120,827

Current liabilities	41,978,242	24,913,021
Medium and long-term debt	17,500,000	34,592,053
Other non-current liabilities	56,453	33,628

Total liabilities	59,534,695	59,538,702

e)     Reconciliation of revenues, net income and assets

        In 2006, 2005 and 2004, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2006	2005	2004
Revenues
Total relating to reportable segments	6,345,332,546	6,435,996,716	6,109,354,437
Total relating to other segments	549,720,637	467,604,335	371,256,821
Elimination of intragroup revenues	(552,106,161)	(518,182,757)	(513,232,000)

	6,342,947,022	6,385,418,294	5,967,379,258

        In 2006, 2005 and 2004, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2006	2005	2004
Net income
Total relating to reportable segments	854,795,669	642,159,556	806,402,064
Total relating to other segments	(114,526,119)	(80,835,874)	(70,195,635)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(131,832,115)	(159,347,005)	(99,130,346)
Net foreign currency exchange gains (losses)	(1,805,477)	26,956,141	(15,035,255)
Net gains (losses) on financial assets	20,940,068	39,588,804	48,721,314
Equity accounting in earnings of affiliated companies(i)	130,984,837	238,274,750	18,293,016
Income tax not included in reportable segments(ii)	195,570,950	(17,840,750)	36,156,545

	954,127,813	688,955,622	725,211,703

(i)
The change in this caption in 2006 is mainly due to the reduction in gains related to UOL, which in 2005 included the impact of the restructuring of the investment held by Portugal Telecom in this associated company (Note 30).

(ii)
In 2006, this caption includes mainly the recognition of a tax credit amounting to Euro 53 million (Note 18.b) related to the liquidation of a subsidiary and a gain of Euro 142 million (Note 18.b) resulting from the reduction of deferred tax liabilities relating to suspended gains, as a result of the adoption by the Company of the voluntary taxation regime providing a 50% exemption from the taxation of the above-mentioned gains.

        As at 31 December 2006 and 2005, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	2006	2005
Total assets
Total assets relating to reportable segments	12,625,567,751	13,262,409,038
Total assets relating to other segments and eliminations(i)	894,074,381	2,872,749,137
Other items not included in reportable segments:
Investments in group companies and other investments	585,838,311	466,646,041
Goodwill	65,768,857	27,010,195

	14,171,249,300	16,628,814,411

(i)
The decrease in this caption relates to the reduction on the short-term investments held by the Group, as explained in Note 23.

        As at 31 December 2006 and 2005, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	2006	2005
Total liabilities
Total liabilities relating to reportable segments	6,572,770,085	7,878,884,851
Total liabilities relating to other segments and eliminations	(252,389,174)	(84,175,156)
Other items not included in reportable segments:
Gross debt	4,744,830,451	6,252,027,351

	11,065,211,362	14,046,737,046

        Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2006 and 2005 and capital expenditures for tangible and intangible assets in 2006 and 2005 are as follows:

	2006
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures for tangible and intangible assets
Portugal	8,754,295,771	6,131,463,187	2,685,753,152	1,148,693,900	580,447,658
Brazil	4,866,913,022	1,690,551,545	1,145,651,310	2,249,235,370	392,932,179
Other(i)	550,040,507	3,243,196,630	110,628,728	92,951,993	27,133,666

	14,171,249,300	11,065,211,362	3,942,033,190	3,490,881,263	1,000,513,503

	2005
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures for tangible and intangible assets
Portugal	9,518,868,466	7,100,868,067	2,792,325,984	1,173,753,925	562,880,516
Brazil	5,424,259,539	2,012,647,707	1,208,508,378	2,424,078,318	369,798,180
Other(i)	1,685,686,406	4,933,221,272	61,168,759	3,788,227	10,455,793

	16,628,814,411	14,046,737,046	4,062,003,121	3,601,620,470	943,134,489

(i)
As at 31 December 2006, assets and liabilities of other geographic areas included Euro 195,242,342 and Euro 3,158,205,855 respectively, related to PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short-term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company's businesses primarily in Portugal. As at 31 December 2005, assets and liabilities of other geographic areas include Euro 1,552,783,879 and Euro 4,875,966,814 respectively, related to PT Finance. The reduction in 2006 is primarily related to the repayment of the February 2006 Eurobond amounting to Euro 900 million (Note 34) and to the repayment of the Exchangeable Bonds in December 2006 amounting to Euro 390 million (Note 34).

8.    Wages and salaries

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Salaries	529,339,752	531,487,848	515,434,118
Employee Benefits	100,311,879	100,687,854	88,027,039
Health care	14,864,112	12,956,069	11,135,169
Social care	8,363,565	7,960,729	5,403,458
Learning	7,720,174	8,502,500	6,171,201
Insurance	4,439,056	3,933,039	2,604,502
Other	3,344,897	1,803,124	3,026,921

	668,383,435	667,331,163	631,802,408

9.    Post retirement benefits

9.1.    Pension benefits

        As referred to in Note 3.h), PT Comunicações is responsible for the payment of pensions, supplemental pension benefits to suspended employees and to retired and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Telecom Portugal ("Plan CGA") prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese government social security system. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  b)
  The retired and active employees who were formerly employees of TLP and who were hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese government social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese government social security retirement age. After this date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  c)
  Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese government social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese government social security retirement age. After that date these employees have the right to this pension complement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  d)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, SA ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and two different supplemental pension benefits ("Marconi Fundo de Melhoria" and "Marconi Complementary Fund"). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese government social security system.

  e)
  On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

        PT SI and DCSI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

        The actuarial valuations for these plans, as at 31 December 2006 and 2005, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2006	2005
Rate of return on long-term fund assets	6.00%	6.00%
Pensions liabilities' discount rate	4.75%	4.50%
Salaries liabilities' discount rate	4.25%	3.50%
Salary growth rate	2.25%	3.00%
Pension growth rate	1.75%	2.00%
Inflation rate	1.75%	2.00%

        The discount rate for pension liabilities was computed based on long-term yield rates of high-rating bonds of as of the balance sheet date for maturities comparable to those liabilities.

        The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

        Salary growth rate was estimated based on the management's policy for wages and salaries and on a 50 bp real growth of salaries.

        The demographic assumptions considered as in 2006 and 2005 were as follows:

        Mortality table:

	2006	2005
Employees (while in active service):
Males	AM (92)	AM (92)
Females	AF (92)	AF (92)
Pensioners:
Males	PA (90)m - adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted

        Disability table: Swiss Reinsurance Company

        Turnover of employees: Nil

        Demographic assumptions considered by Portugal Telecom are related to mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2006 and 2005 are as follows:

	2006	2005
Projected benefit obligation:
Retired, pre-retired and suspended employees	2,472,147,525	2,544,743,313
Salaries and gratuities to pre-retired and suspended employees	997,670,254	964,731,000
Active employees	601,677,808	729,350,000

	4,071,495,587	4,238,824,313
Pension funds assets at fair value	(2,263,925,000)	(2,200,172,000)

Unfunded pension obligations (Note 9.3)	1,807,570,587	2,038,652,313

        The unfunded pension obligations were recorded on the consolidated balance sheets as at 31 December 2006 and 2005 in non-current liabilities under the caption "Accrued post retirement liability".

        As at 31 December 2006 and 2005, the portfolio of pension funds was as follows:

	2006		2005
	Amount	%	Amount	%
Equities(i)	1,024,536,020	45.3%	798,928,907	36.3%
Bonds	726,262,119	32.1%	757,849,915	34.4%
Property(ii)	264,172,280	11.7%	315,478,934	14.3%
Cash, treasury bills, short-term stocks and other current assets	248,954,581	11.0%	327,914,244	14.9%

	2,263,925,000	100.0%	2,200,172,000	100.0%

(i)
As at 31 December 2006 and 2005, this caption includes investments in PT shares and in shares of related parties, as follows:

	2006		2005
	Number of shares	Amount	Number of shares	Amount
Telefónica	8,928,305	143,924,277	8,928,305	113,478,757
Banco Espírito Santo	13,107,904	178,529,652	7,864,744	106,960,518
Portugal Telecom	3,887,262	38,250,658	3,879,192	33,167,092

		360,704,587		253,606,367

  (ii)
  As at 31 December 2006, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 89% of the value of property investments held by the funds.

        In 2006 and 2005, the movement in the plan assets was as follows:

	2006	2005
Opening balance of the plan assets	2,200,172,000	1,972,620,000
Actual return on assets	158,277,996	167,177,000
Payments of benefits	(163,959,000)	(148,046,236)
Contributions made by the Company	59,844,004	197,781,236
Participants' contributions	9,590,000	10,640,000

Closing balance of the plan assets	2,263,925,000	2,200,172,000

        A summary of the components of the net periodic pension cost in 2006 and 2005 is presented below:

	2006	2005
Service cost	21,793,000	19,534,845
Interest cost	176,964,706	189,146,000
Expected return on plan assets	(130,803,000)	(120,944,000)
Prior years' service gains	(23,301,000)	(136,568,000)

Sub-total (Note 9.5)	44,653,706	(48,831,155)
Curtailment costs (Note 9.5)	197,304,200	296,243,885

Pensions cost	241,957,906	247,412,730

        In 2005, prior years' service gains are related to the change in the pension formula for public servants, from 90% of the last salary to 90% of the average of the last three years of salaries. In 2006, prior years' service gains are related to the change in the pension formula for the Marconi Plan and for some participants of Plan CGA.

        Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data are recognised directly in shareholders' equity. During 2006 and 2005, the movements in accumulated net actuarial losses were as follows:

	2006	2005
Opening balance (Note 40.6)	1,653,137,579	1,107,306,000
Change in actuarial assumptions (Note 9.6)	(208,250,000)	544,000,000
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation-related	(13,253,000)	48,064,579
Assets-related	(27,474,996)	(46,233,000)

Closing balance (Note 40.6)	1,404,159,583	1,653,137,579

        During 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75% for pension liabilities and from 3.5% to 4.25% for salary liabilities; (ii) the reduction in the salary growth rate from 3.0% to 2.25%; (iii) the reduction in the pension growth rate and inflation rate from 2.0% to 1.75%; and (iv) the adjustment in mortality tables (PA (90), from less three years to less four years). In 2005, the change in actuarial assumptions corresponds to the reduction in the discount rate from 5.75% to 4.5% for pension liabilities and from 4.0% to 3.5% for salary liabilities.

9.2.    Health care benefits

        As referred to in Note 3.i), PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of the Health Care Plan management.

        This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI and DCSI who were transferred from PT Comunicações are also covered by this health care plan.

        The financing of the Health Care Plan in assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

        In the second half of 2006, PT Comunicações made some changes to the Health Care Plan in order to maintain its long-term sustainability and financing. These changes include mainly a reduction in the amount that PT Comunicações pays for each medical act and an increase in participants' contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009), with these effects leading to a reduction in health care benefits obligations amounting to Euro 146.4 million. This reduction was recorded in the profit and loss statement, for the component related to retired, pre-retired and suspended employees (Euro 127.3 million), and added to unfunded health care benefit obligations, for the component related to active employees (Euro 19.1 million), which will be recognized in earnings during the estimated period until the date these benefits are vested.

        In addition, in December 2006 PT Comunicações and SNS agreed to terminate the Protocol entered into in 2004 related to the Health Care Plan. In connection with this Protocol, SNS paid to PT Comunicações an annual amount per participant, and PT Comunicações paid the health care expenses incurred by its participants in SNS's hospitals network. Historically, this Protocol presented a deficit situation for PT Comunicações, with this trend being included in the unfunded health care benefit obligations. Therefore, the termination of this Protocol with the SNS resulted in a reduction of liabilities amounting to Euro 220.4 million, which was recorded as a gain in the profit and loss statement, under the caption "Curtailment costs, net".

        The actuarial valuations for these plans, as at 31 December 2006 and 2005, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2006	2005
Rate of return on long-term fund assets	6.00%	6.00%
Health care liabilities' discount rate	4.75%	4.50%
Health care cost trend rate:
Next four years	3.50%	3.50%
Years thereafter	2.75%	3.00%
Salary growth rate	2.25%	3.00%
Inflation rate	1.75%	2.00%

        The discount rate for health care liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

        The rate of return on long-term fund assets was estimated based on historical information on the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

        Salary growth rate was estimated based on the management's policy for wages and salaries and on a 50 bp real growth of salaries.

        Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on inflation rate.

        The demographic assumptions considered in 2006 and 2005 were as follows:

        Mortality table:

	2006	2005
Employees (while in active service):
Males	AM (92)	AM (92)
Females	AF (92)	AF (92)
Pensioners:
Males	PA (90)m - adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted

        Disability table: Swiss Reinsurance Company

        Turnover of employees: Nil

        Demographic assumptions considered by Portugal Telecom are related to mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        Based on the studies, the benefit obligation and the fair value of health care funds as at 31 December 2006 and 2005 are as follows:

	2006	2005
Accumulated health care benefit obligation	491,102,185	912,807,431
Plan assets at fair value	(644,224,704)	(315,576,000)

Unfunded pension obligations	(153,122,519)	597,231,431
Prior years' service gains(i)	19,062,000	—

Present value of unfunded (surplus) pension obligations (Note 9.3)	(134,060,519)	597,231,431

(i)
This caption refers to the component of the prior years' service gain resulting from the changes in the health care plan related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

        The unfunded (or surplus) health care benefit obligations were recorded in the consolidated balance sheets as at 31 December 2006 and 2005 respectively as non-current assets and liabilities under the caption "Post retirement benefits", net of prior years' service gains as at 31 December 2006 related to benefits not yet vested.

PORTUGAL TELECOM, SGPS, SA

Notes to the Consolidated Financial Statements

(Amounts stated in Euros, except where otherwise stated)

        As at 31 December 2006 and 2005, the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	2006		2005
	Amount	%	Amount	%
Equities	289,205,401	44.9%	105,516,357	33.4%
Bonds	260,860,332	40.5%	128,302,463	40.7%
Cash, treasury bills, short -term stocks and other current assets	94,158,971	14.6%	81,757,180	25.9%

	644,224,704	100.0%	315,576,000	100.0%

        During 2006 and 2005, the movement in the plan assets was as follows:

	2006	2005
Opening balance of the plan assets	315,576,000	—
Actual return on assets	26,320,417	15,576,000
Contributions made by PT Comunicações	302,328,287	300,000,000

Closing balance of the plan assets	644,224,704	315,576,000

        A summary of the components of the net periodic post retirement health care cost in 2006 and 2005 is presented below:

	2006	2005
Service cost	6,868,000	5,228,000
Interest cost	40,554,000	39,998,000
Expected return on plan assets	(36,935,000)	(18,000,000)
Prior years' service gains(i)	(127,255,684)	—

Sub-total (Note 9.5)	(116,768,684)	27,226,000
Curtailment costs (Note 9.5)	11,609,762	18,065,900
Termination of SNSP Protocol (Notes 7.a) and 9.5)	(220,417,000)	—

	(325,575,922)	45,291,900

(i)
This caption refers to the component of the prior years' service gain resulting from the changes in the health care plan related to the vested benefits.

        Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and real data, are computed periodically by the actuary and are recognised directly in shareholders' equity. During 2006 and 2005, the movements in accumulated net actuarial losses were as follows:

	2006	2005
Opening balance (Note 40.6)	316,875,470	132,431,000
Change in actuarial assumptions (Note 9.6)	(14,078,000)	149,000,000
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation-related	(66,973,800)	33,020,470
Assets-related	10,614,583	2,424,000

Closing balance (Note 40.6)	246,438,253	316,875,470

        During 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75%; (ii) the reduction in the long-term health care cost trend rate from 3% to 2.75%; (iii) the reduction in the salary growth rate from 3.0% to 2.25%; and (iv) the adjustments in mortality tables (PA (90), from less three years to less four years). In 2005, the change in actuarial assumptions corresponds to the reduction in the discount rate from 5.75% to 4.5%.

9.3.    Responsibilities for post retirement benefits

        The movements occurred in 2006 and 2005 in the responsibilities for post retirement benefits were as follows:

	Pension benefits (Note 9.1)	Health care benefits (Note 9.2)	Total
Balance as at 31 December 2004	1,619,758,856	701,797,528	2,321,556,384
Changes in consolidation perimeter(i)	(8,846,352)	—	(8,846,352)
Net periodic pension cost/(gain) (Note 9.5)	(48,831,155)	27,226,000	(21,605,155)
Work force reduction program costs (Note 9.5)	296,243,885	18,065,900	314,309,785
Payments and contributions (Note 9.4)	(365,504,500)	(334,302,467)	(699,806,967)
Net actuarial losses (Note 9.6)	545,831,579	184,444,470	730,276,049

Balance as at 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Changes in consolidation perimeter(i)	1,270,982	1,241,684	2,512,666
Periodic pension cost/(gain) (Note 9.5)	44,653,706	(116,768,684)	(72,114,978)
Work force reduction program costs (Note 9.5)	197,304,200	11,609,762	208,913,962
Termination of Protocol with SNS (Note 9.5)	—	(220,417,000)	(220,417,000)
Payments and contributions (Note 9.4)	(225,332,618)	(336,520,495)	(561,853,113)
Net actuarial losses (Note 9.6)	(248,977,996)	(70,437,217)	(319,415,213)

Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068

(i)
In 2006, this caption relates to the accrued post retirement liability of DCSI, a company acquired during 2006. In 2005, this caption relates to the accrued post retirement liability of Lusomundo Media, company disposed of during that period (Note 19).

9.4.    Cash flow relating to pension plans

        In 2006, 2005 and 2004, the payments and contributions regarding post retirement benefits were as follows:

	2006	2005	2004
Pension benefits
Contribution to the funds	59,844,004	197,781,236	125,737,000
Payments of salaries to pre-retired and suspended employees	165,488,614	167,723,264	143,056,984

Sub total (Note 9.3)	225,332,618	365,504,500	268,793,984

Health care benefits Contribution to the fund	302,328,287	300,000,000	—
Payments to PT ACS	34,192,208	34,302,467	29,772,489

Sub total (Note 9.3)	336,520,495	334,302,467	29,772,489

	561,853,113	699,806,967	298,566,473

9.5.    Post retirement benefit costs

        In 2006, 2005 and 2004, post retirement benefit costs and net work force reduction program costs were as follows:

	2006	2005	2004
Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	44,653,706	(48,831,155)	16,776,000
Health care benefits (Notes 9.2 and 9.3)	(116,768,684)	27,226,000	41,996,000

	(72,114,978)	(21,605,155)	58,772,000

Curtailment costs, net
Work force reduction program Pensions (Notes 9.1 and 9.3)	197,304,200	296,243,885	156,232,640
Health care (Notes 9.2 and 9.3)	11,609,762	18,065,900	9,358,100
Termination payments	20,277,419	—	—
Termination of Protocol with SNS (Notes 9.2 and 9.3)	(220,417,000)	—	—
Provisions for SNS receivables (Notes 25 and 38)	11,528,257	—	—

	20,302,638	314,309,785	165,590,740

9.6.    Net actuarial gains

        In 2006, 2005 and 2004, the net actuarial gains recorded in the Statement of Recognised Income and Expenses were as follows:

	2006	2005	2004
Changes in actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(208,250,000)	544,000,000	175,000,000
Health care benefits (Notes 9.2 and 9.3)	(14,078,000)	149,000,000	(7,556,000)

	(222,328,000)	693,000,000	167,444,000

Differences between actual data and actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(40,727,996)	1,831,579	15,011,165
Health care benefits (Notes 9.2 and 9.3)	(56,359,217)	35,444,470	(4,633,000)

	(97,087,213)	37,276,049	10,378,165

	(319,415,213)	730,276,049	177,822,165

10.    Direct costs

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Telecommunications costs(i)	562,649,227	561,634,307	553,309,321
Programming costs	149,850,782	139,580,362	84,739,017
Directories (Note 3.p)	74,391,838	81,687,887	86,870,397
Leasings of sites(i)	53,728,489	43,325,131	34,828,189
Exhibition rights and copy of movies	25,136,277	23,387,836	31,138,293
Other	42,594,388	31,565,787	61,148,481

	908,351,001	881,181,310	852,033,698

(i)
In 2006, 2005 and 2004, these captions include costs related to operating leases of capacity totaling Euro 104,281,651, Euro 90,628,979 and Euro 67,492,750, respectively (Note 13).

11.    Costs of products sold

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Costs of products sold	597,782,110	647,722,506	594,175,689
Increases in adjustments for inventories (Note 38)	2,527,916	7,090,586	1,964,395
Reductions in adjustments for inventories (Note 38)	(3,796,922)	(2,532,067)	(384,095)

	596,513,104	652,281,025	595,755,989

12.    Supplies and external services

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Commissions	283,306,890	249,502,758	199,899,936
Specialized work	179,539,080	184,218,170	146,713,400
Maintenance and repairs	174,321,818	157,215,633	141,703,001
Operating leases (Note 13)	79,013,047	68,742,262	58,701,159
Electricity	71,973,062	61,155,174	49,662,282
Communications	29,128,811	27,275,071	26,687,801
Installation and removal of terminal equipment	23,412,144	25,597,855	11,089,470
Travelling	14,781,502	16,042,820	16,504,880
Surveillance and security	14,439,539	13,282,996	11,316,163
Fuel, water and other fluids	12,513,227	11,370,190	9,470,768
Office material	11,466,119	12,127,789	10,874,165
Insurance	10,883,188	11,402,137	10,119,351
Transportation	10,639,865	10,917,310	10,255,895
Cleaning expenses	10,277,898	8,966,127	8,588,644
Other	99,806,971	100,711,537	98,778,810

	1,025,503,161	958,527,829	810,365,725

13.    Operating leases

        In 2006 and 2005, operating lease costs were recognised in the following captions:

	2006	2005	2004
Direct costs—capacity (Note 10)	104,281,651	90,628,979	67,492,750
Supplies and external services (Note 12)(i)	79,013,047	68,742,262	58,701,159

	183,294,698	159,371,241	126,193,909

(i)
This caption is mainly related to rentals of property and leases of transportation equipment.

        As at 31 December 2006, the Company's obligations under operating lease contracts mature as follows:

2007	158,923,053
2008	86,160,051
2009	78,182,752
2010	59,538,459
2011	55,970,434
2012 and following years	185,745,272

624,520,021

14.    Indirect taxes

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Spectrum fees	108,729,658	105,595,883	85,073,897
Value added tax(i)	23,993,355	23,946,301	9,659,913
Other indirect taxes(ii)	44,528,157	36,494,090	28,505,817

	177,251,170	166,036,274	123,239,627

(i)
In 2006, this caption includes an amount of Euro 4,214,639 related to a reduction in provisions for accounts receivable, since the Company believes in the recoverability of the value added tax included in those balances (Note 38).

(ii)
This caption includes mainly indirect taxes from Vivo related to Fust (fund to facilitate the general access to telecommunications services) and Funtel (National Telecommunications Fund) fees, as well as other municipal, federal and state taxes in Brasil.

15.    Other costs, net

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Increases in provisions and adjustments (Note 38)(i)	3,295,160	1,949,648	34,348,329
Decreases in provisions and adjustments (Note 38)(ii)	(12,728,490)	(39,463)	(7,136,680)
Other(iii)	107,864,383	15,741,979	56,353,791

	98,431,053	17,652,164	83,565,440

(i)
In 2006, this caption primarily includes provisions recorded by Portugal Telecom for withholding taxes related to income from foreign workers.

(ii)
In 2006, this caption includes Euro 8,509,000 (Note 38) related to the reduction of the provision for estimated costs from the disposal of Lusomundo Media, of which Euro 8,017,195 (Note 7.d) was recorded by PT Multimedia and the remaining amount by Portugal Telecom.

(iii)
In 2006, this caption includes mainly (1) Euro 51 million (Notes 7.c and 33) related to the adjustment of the realizable amount of certain CDMA network fixed assets at Vivo due to technological obsolescence, (2) Euro 5,7 million (Notes 7.d and 33) related to the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia, and (3) expenses incurred by Portugal Telecom and PT Multimedia totaling Euro 37 million related to the tender offer launched on these companies in 2006.

16.    Losses and (gains) on financial assets

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Derivatives(i)	(17,498,511)	13,966,003	(9,125,470)
Real estate investments(ii)	(727,682)	(163,271)	(95,564)
Other, net(iii)	(52,142)	(5,037,473)	(2,377,463)

	(18,278,335)	8,765,259	(11,598,497)

(i)
In 2006 and 2005, this caption includes net losses of Euro 14,422,914 and Euro 26,303,052, respectively, related to net negative changes in the fair value of derivative financial instruments classified as held for trading (Note 41). These losses were partially offset by (a) gains of Euro 8,408,150 in 2005 and Euro 12,337,049 in 2006, related to dividends obtained by PT on the equity swap over PT Multimedia's shares, and (b) a gain of Euro 23,513,275 recorded in 2006 related to the financial settlement of equity swaps over 11,340,000 own shares (Notes 40 and 43.d).

(ii)
This caption includes gains related to rents received from real estate rented to third parties, net of the amortization of these assets (Note 31).

(iii)
In 2006, this caption includes (1) a gain of Euro 1,344,000 related to dividends received from Banco Espirito Santo (Note 43.d), and (2) a cost of Euro 1,136,737 related to the devaluation of the Iris Capital Fund. In 2005, this caption includes mainly (1) a gain of Euro 5,920,000 related to the disposal of the financial investment in Media Capital, (2) a gain of Euro 1,545,600 related to dividends received from Banco Espirito Santo (Note 43.d), and (3) a cost of Euro 3,916,639 related to devaluation of the financial investment in Web-Lab. In 2004, this caption includes mainly a gain of Euro 1,386,000 related to dividends received from Banco Espirito Santo (Note 43.d).

17.    Other financial expenses and (gains)

        In 2006, 2005 and 2004, this caption consists of:

	2006	2005	2004
Bank Commissions and expenses	29,272,936	32,620,839	19,083,229
Other	23,016,123	31,832,258	36,532,985

	52,289,059	64,453,097	55,616,214

18.    Income taxes

        Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 25%, which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5%. As from 1 January 2007, the municipal tax will amount to a maximum of 1.5% of collectable profit, leading to a maximum aggregate tax rate of 26.5%. The impact of this change in deferred taxes was recorded in 2006 in the profit and loss statement or directly in accumulated earnings, in accordance with the way the respective deferred taxes were recorded.

        Portugal Telecom and PT Multimedia adopted the tax consolidation regime for groups of companies, which apply to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2006, except for the situations where provisions have been recognised (Note 38).

a)    Deferred taxes

        During 2006 and 2005, the movements in deferred tax assets and liabilities were as follows:

							Change in tax rate(i)
		Changes in the consolidation perimeter			Foreign currency translation adjustments
	Balance 31 Dec 2005		Net income	Accumulated earnings		Taxes payable (Note 27)	Net income	Accumulated earnings	Other	Balance 31 Dec 2006
Deferred tax assets
Accrued post-retirement liability	720,255,233	690,983	(176,539,877)	(84,191,070)	—	—	(234,254)	(16,500,847)	—	443,480,168
Tax loss carryforwards(ii)	286,876,872	—	135,657,268	—	(5,537,361)	(137,127,830)	(7,322,971)	—	—	272,545,978
Provisions and adjustments	133,288,748	—	(17,089,026)	—	(1,203,761)	—	(2,408,020)	—	75,621	112,663,562
Additional contribution to pension funds	139,990,269	—	71,232,656	—	—	—	(7,680,834)	—	—	203,542,091
Financial instruments	18,477,273	—	1,188,042	(6,999,804)	39,344	—	(536,861)	—	1,056,006	13,224,000
Other	88,922,614	—	36,064,997	—	(2,807,165)	—	(513,536)	—	(115,555)	121,551,355

	1,387,811,009	690,983	50,514,060	(91,190,874)	(9,508,943)	(137,127,830)	(18,696,476)	(16,500,847)	1,016,072	1,167,007,154

Deferred tax liabilities Revaluation of fixed assets	16,530,675	—	(1,658,776)	—	—	—	(541,223)	—	11,729	14,342,405
Gains on disposals of investments(iii)	271,627,295	—	(268,331,022)	—	—	—	(119,864)	—	—	3,176,409
Financial instruments and investments available for sale	12,418,218	—	(6,867,410)	5,493,551	—	—	(170,483)	(269,530)	1,056,006	11,660,352
Other	34,290,889	17,275,441	9,993,600	—	1,153,834	—	(1,613,939)	—	98,826	61,198,651

	334,867,077	17,275,441	(266,863,608)	5,493,551	1,153,834	—	(2,445,509)	(269,530)	1,166,561	90,377,817

		(16,584,458)	317,377,668	(96,684,425)	(10,662,777)	(137,127,830)	(16,250,967)	(16,231,317)	(150,489)

(i)
Following the change in the tax rate in Portugal as from 1 January 2007 from 27.5% to 26.5%, as mentioned above, deferred taxes were updated accordingly with the expected tax rate that they will be realized. The impacts of this change were recorded under the caption of "Provision for income taxes", amounting to Euro 16,250,967, and directly in "Accumulated earnings", amounting to Euro 16,231,317.

(ii)
As of 31 December 2006, this caption includes deferred tax assets related to tax loss carryforwards recognised by PT Multimedia, Vivo and Sport TV amounting to Euro 71 million, Euro 199 million and Euro 3 million, respectively. During the year 2006, Vivo and Sport TV recorded deferred tax assets related to tax losses from previous periods amounting to Euro 134 million (Note 7.c) and Euro 3 million (Note 7.d), respectively.

(iii)
The reduction in this caption is related to the adoption by the Company of the voluntary taxation regime for certain gains obtained in the disposition of investments in prior periods. As a result, the amount excluded from taxation by this regime, of Euro 141,972,529, was recorded as a gain in the income statement in 2006, as mentioned below in the reconciliation of the provision for income taxes.

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Net income	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 27)	Other	Balance 31 Dec 2005
Deferred tax assets
Accrued post-retirement liability	633,933,981	(2,432,747)	(110,793,932)	199,547,931	—	—	—	720,255,233
Tax loss carryforwards	535,569,417	(8,909,622)	2,462,271	—	16,586,861	(261,690,411)	2,858,356	286,876,872
Provisions and adjustments	112,188,079	(5,803,538)	16,631,756	—	10,272,451	—	—	133,288,748
Additional contribution to pension funds	26,202,668	—	113,787,601	—	—	—	—	139,990,269
Financial instruments	21,823,859	—	(3,892,741)	208,370	—	—	337,785	18,477,273
Other	41,912,912	—	15,550,331	—	31,762,363	—	(302,992)	88,922,614

	1,371,630,916	(17,145,907)	33,745,286	199,756,301	58,621,675	(261,690,411)	2,893,149	1,387,811,009

Deferred tax liabilities
Revaluation of fixed assets	20,768,991	(2,235,362)	(2,002,954)	—	—	—	—	16,530,675
Gains on disposals of investments	272,860,764	(585,265)	(648,204)	—	—	—	—	271,627,295
Financial instruments	8,976,821	—	2,578,873	—	—	—	862,524	12,418,218
Other	25,249,831	—	11,250,260	—	—	—	(2,209,202)	34,290,889

	327,856,407	(2,820,627)	11,177,975	—	—	—	(1,346,678)	334,867,077

		(14,325,280)	22,567,311	199,756,301	58,621,675	(261,690,411)	4,239,827

        According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for up to six years after they are incurred. As at 31 December 2006 and 2005, tax loss carryforwards of Portuguese subsidiaries mature as follows:

	2006		2005
	Recognised tax losses	Not recognised	Recognised tax losses	Not recognised
2006	—	—	—	195,510,362
2007	—	20,811,015	—	20,811,015
2008	—	3,883,962	477,242,146	3,883,962
2009	282,473,528	4,477,091	311,981,853	4,477,091
2010	—	21,057,364	—	21,057,364
2011	—	—	—	—
2012	10,445,324	—	—	—

	292,918,852	50,229,432	789,223,999	245,739,794

        As at 31 December 2006, recognised tax loss carryforwards of Portuguese subsidiaries include Euro 282 million related to PT Multimedia's tax consolidation and Euro 10 million related to Sport TV.

        Tax losses from Vivo, amounting to Euro 586 million, have no maturity but can only be used up to a limit of 30% of tax gains of each period.

b)    Reconciliation of income tax provision

        In 2006, 2005 and 2004, the reconciliation between the nominal and effective income tax for the period is as follows:

	2006	2005	2004
Income before taxes	961,815,131	990,495,905	909,131,169
Statutory tax rate	27.5%	27.5%	27.5%

	264,499,161	272,386,374	250,011,071
Reversal of deferred tax liabilities related to the taxation of 50% of the gains obtained in the disposal of certain financial investments (Note 7.e)	(141,972,529)	—	—
Tax losses from previous periods	(137,074,448)	—	(104,487,722)
Valuation allowance for certain tax loss carryforwards(i)	54,723,658	59,252,594	34,957,108
Liquidation of a subs diary (Note 7.e)	(53,342,681)	—	—
Change in statutory tax rate in Portugal(ii)	16,250,967	—	—
Permanent differences	12,308,925	(17,483,830)	24,864,062
Difference in tax rates	(9,416,219)	(7,994,637)	2,944,924
Provisions for income tax contingencies (Notes 27 and 38)	8,545,381	6,873,860	4,717,540
Additional income tax from previous periods	—	12,677,670	—
Other	(6,834,897)	(2,438,796)	(3,022,335)

	7,687,318	323,273,235	209,984,648

Income tax
Income tax-current (Note 27)	308,814,019	345,840,546	288,963,707
Deferred taxes(iii)	(301,126,701)	(22,567,311)	(78,979,059)

	7,687,318	323,273,235	209,984,648

(i)
This caption relates mainly to tax losses from certain holding companies and also certain operating companies of Vivo, which do not expect to obtain taxable profits in the future that will allow the recovery of these tax losses.

(ii)
This caption relates to the impact on deferred taxes of the change in the municipal tax to a maximum of 1.5% of collectable profit, as mentioned above.

(iii)
The change in this caption is mainly related to: (a) a gain of Euro 268,135,502 recorded in 2006 as a result of the reduction of deferred tax liabilities related to gains on disposals of financial investments, following the adoption of the voluntary capital gains taxation regime, as mentioned above; and (b) a gain of Euro 137,074,448 recorded in 2006 related to the recognition of tax losses from previous periods. These effects were partially offset by the increase in costs resulting from deferred tax assets related to post retirement benefits, from gains of Euro 3 million in 2005 to costs of Euro 105 million in 2006, in line with the change in the amounts recorded in the captions "Post retirement benefits" and "Curtailment costs, net" of the profit and loss statement.

19.    Discontinued operations

        As at 31 December 2006 and 2005, there are no businesses classified as discontinued operations in the balance sheet. In 2005 and 2004, the income from discontinued operations include the results of the companies that were disposed of during 2005 up to the effective date of the disposal, which occurred in August 2005 in the case of Lusomundo Media and in November 2005 in the case of PrimeSys.

        In addition, income from discontinued operations in 2005 includes net gains obtained from the disposals of Lusomundo Media (Euro 17 million) and PrimeSys (Euro 4 million).

        In 2005 and 2004, income from discontinued operations is as follows:

	2005	2004
Revenues	163,565,721	222,197,245
Recurring costs	159,734,880	227,739,675

Income before non-recurring costs, financial results and taxes	3,830,841	(5,542,430)
Losses (gains) on disposals of fixed assets and other items	(30,904)	1,000,739

Income before financial results and taxes	3,861,745	(6,543,169)
Interest and other financial expenses, net	1,386,724	3,958,207

Income before income taxes	2,475,021	(10,501,376)
Provision for income taxes	(1,562,143)	7,408,582

Results from discontinued operations	912,878	(3,092,794)
Gains obtained from disposals of financial investments(i)	20,820,074	29,157,976

Income from discontinued operations	21,732,952	26,065,182

(i)
In 2005, this caption includes gains net of the related tax effect obtained from the disposal of Lusomundo Media (Euro 16,809,196) and PrimeSys (Euro 4,010,878). The gain obtained from the disposal of Lusomundo Mediam net of tax, totaled Euro 37.7 million, and was recognized net of a provision amounting to Euro 18,929,000 (Note 38) to cover certain representations and warranties provided to the buyer in the sale and purchase agreement. In 2004, this caption includes the gain obtained with the disposal of Mascom.

20.    Minority interests

        During 2006 and 2005, the movements in minority interests were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter(i)	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2006
Brasilcel(ii)	523,268,570	—	15,716,672	33,531,568	(1,561,159)	(14,431,325)	1,908,639	558,432,965
PT Multimedia(iii)	178,075,607	—	—	28,669,799	(35,335,177)	—	(375,983)	171,034,246
MTC	—	65,971,316	—	8,948,952	(11,821,024)	(479,532)	—	62,619,712
Cabo Verde Telecom	33,668,323	—	—	10,156,904	(6,137,449)	—	(3,933)	37,683,845
Cabo TV Madeirense	6,531,728	—	(594,619)	2,094,571	(1,766,999)	—	—	6,264,681
Timor Telecom	3,327,479	—	—	1,212,737	—	(403,170)	—	4,137,046
Cabo TV Açoreana	2,251,967	—	—	731,849	(705,868)	—	—	2,277,948
CST	1,675,209	—	—	343,821	(67,133)	(331,669)	(55,657)	1,564,571
LTM	1,493,621	—	—	770,788	(472,574)	(332,101)	15,535	1,475,269
Previsão	1,109,089	—	—	59,498	(27,584)	—	(46,740)	1,094,263
Kénya Postel Directories	1,015,137	—	—	339,976	(230,945)	(73,706)	—	1,050,462
Other	1,269,346	1,649,981	—	507,693	(121,540)	(145,240)	(7,040)	3,153,200

	753,686,076	67,621,297	15,122,053	87,368,156	(58,247,452)	(16,196,743)	1,434,821	850,788,208

	Balance 31 Dec 2004	Changes in the consolidation perimeter(i)	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2005
Brasilcel(ii)	305,770,785	—	114,451,321	(11,026,917)	(10,007,415)	126,714,194	(2,633,398)	523,268,570
PT Multimedia(iii)	212,124,711	—	—	33,923,866	(32,122,888)	(67,634)	(35,782,448)	178,075,607
Cabo Verde Telecom	30,728,281	—	—	8,190,353	(5,370,263)	—	119,952	33,668,323
Cabo TV Madeirense	6,056,156	—	—	1,851,972	(1,376,400)	—	—	6,531,728
Timor Telecom	2,258,891	—	(206,622)	874,749	—	400,461	—	3,327,479
Cabo TV Açoreana	2,019,394	—	—	709,916	(477,343)	—	—	2,251,967
CST	1,466,715	—	—	396,550	(57,717)	(64,563)	(65,776)	1,675,209
Kénya Postel Directories	886,003	—	(96,294)	221,817	(243,888)	247,499	—	1,015,137
LTM	1,482,547	—	—	627,644	(479,750)	(136,820)	—	1,493,621
Previsão	1,053,501	—	—	78,005	(22,132)	—	(285)	1,109,089
Other	3,781,990	(1,385,177)	(2,770,636)	(877,152)	(94,028)	42,513	2,571,836	1,269,346

	567,628,974	(1,385,177)	111,377,769	34,970,803	(50,251,824)	127,135,650	(35,790,119)	753,686,076

(i)
In 2006, changes in consolidation perimeter are mainly related to the acquisition of MTC (Note 2.b).

(ii)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel's subsidiaries in their corresponding amounts of shareholders' equity and net income. The increases in minority interests in 2006 and 2005, which are included in the column "Acquisitions, disposals and share capital increases", are related to Vivo's corporate restructuring completed in February 2006 (Note 1.b) and the share capital increase of TCP completed in January 2005, respectively. The increase in the income applicable to minority interests in 2006 is mainly related to the initial recognition of tax losses from previous periods, as described in Note 7.c.

(iii)
The minority interests in PT Multimedia correspond to the interest of minority shareholders in PT Multimedia's equity and net income, considering the application of the equity method of accounting. In 2005, for consolidation purposes, part of the cost recognised by PT Multimedia directly in shareholders' equity from the financial exercise of warrants by Portugal Telecom was reclassified from shareholders' equity to net income of that subsidiary, in order to eliminate the gain recognised by Portugal Telecom in net income. In 2005, the column "Other" includes approximately Euro 32 million related to the proportion of minority interests in the warrants issued in May 2005.

21.    Dividends

        On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2005. Accordingly, dividends amounting to Euro 526,402,838 (Notes 40 and 43.i) were paid in 2006.

22.    Earnings per share

        Earnings per share for the years 2006, 2005 and 2004 were computed as follows:

		2006	2005	2004
Income from continued operations, net of minority interests	(1)	866,759,657	630,950,386	597,239,096
Income from discontinued operations, net of minority interests	(2)	—	23,034,433	25,960,338

Net income	(3)	866,759,657	653,984,819	623,199,434

Financial costs related with exchangeable bonds (net of tax)	(4)	5,272,196	5,659,858	5,160,506

Net income considered in the computation of the diluted earnings per share	(5)	872,031,853	659,644,677	628,359,940

Weighted average common shares outstanding in the period	(6)	1,108,876,226	1,138,250,826	1,173,266,406
Effect of the exchangeable bonds		29,239,853	31,482,438	31,482,438

	(7)	1,138,116,079	1,169,733,264	1,204,748,844

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.78	0.55	0.51
Diluted	[(1)+(4)]/(7)	0.77	0.54	0.50
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.00	0.02	0.02
Diluted	(2)/(7)	0.00	0.02	0.02
Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.78	0.57	0.53
Diluted	(5)/(7)	0.77	0.56	0.52

23.    Short-term investments

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Fixed rate bonds	492,607,644	1,203,619,203
Other short-term investments(i)	1,042,626,085	2,095,990,750

	1,535,233,729	3,299,609,953

(i)
As at 31 December 2005, this caption includes an amount of Euro 37,923,201 related to the fair value of certain exchange rate and interest rate derivatives contracted by Vivo that do not cover any specific risk (Note 41). These derivatives were settled during the year 2006.

        The reduction in this caption is primarily related to: (i) the repayment of non-convertible notes issued by PT Finance in 2001 in the amount of Euro 899,500,000 (Note 34); (ii) the repayment of the exchangeable bonds issued by PT Finance in December 2001 in the amount of Euro 390,335,000 (Note 34); and (iii) dividends paid in 2006 in the amount of Euro 526,402,838 (Note 43.j).

24.    Accounts receivable—trade

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Accounts receivable from customers(i)	1,410,621,902	1,525,016,152
Unbilled revenues	161,947,862	219,855,066
Other	—	143,333

	1,572,569,764	1,745,014,551
Adjustments for doubtful accounts receivable—trade (Note 38)(ii)	(390,657,352)	(355,784,945)

	1,181,912,412	1,389,229,606

(i)
The reduction in this caption is primarily related to the write-off accounts receivable previously fully adjusted for, amounting to approximately Euro 185 million (Note 38).

(ii)
The increase in this caption is mainly related to the recognition by Vivo of provisions amounting to Euro 30 million related to billing problems associated with the systems migration to a unified platform.

25.    Accounts receivable—other

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Current accounts receivable—other
Advances to suppliers	67,351,747	59,659,787
Receivables from related parties(i)	52,582,086	44,791,581
Contributions from SNS(ii)	35,425,856	37,664,548
Discounts given to retired Portuguese citizens(iii)	17,985,959	19,670,923
Trial deposits	16,810,729	12,875,715
Unbilled interest	7,314,030	16,705,404
Other	53,219,004	68,822,811

	250,689,411	260,190,769
Adjustments for other current accounts receivable (Note 38)	(31,777,234)	(15,927,455)

	218,912,177	244,263,314

Other non-current accounts receivable	17,415,215	21,910,698
Adjustments for other non-current accounts receivable (Note 38)	(2,177,276)	(2,106,093)

	15,237,939	19,804,605

(i)
As at 31 December 2006, this caption includes an amount of Euro 26 million related to dividends receivable from Unitel, witch were paid in January 2007.

(ii)
These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity was obliged to make a comparticipation per beneficiary of the plan. Outstanding contributions as at 31 December 2006 are related to the following years:

2002	4,134,200
2003	3,271,690
2004	4,635,254
2005	9,327,041
2006	14,057,671

35,425,856

  As a result of the termination of the Protocol with SNS (Note 9.2), PT Comunicações recorded an adjustment amounting to Euro 19,953,801 to cover certain recoverability risks of these receivables. This amount includes Euro 11,528,257 (Note 9.5) related to receivables from contributions to retired participants, which was recorded as a deduction to the gain from the termination of the Protocol with SNS; the remaining amount of Euro 8,425,544 is related to receivables from contributions to active participants and was recorded as an expense under the caption "Provisions and adjustments".

(iii)
This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which will be reimbursed by the Portuguese State, under Decree-Law 20-C/86. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. As at 31 December 2006, the account receivable from the Portuguese State is related to the discounts granted during the year 2006.

26.    Inventories

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Merchandise(i)	131,028,707	155,942,498
Raw materials and consumables	16,747,586	17,634,839
Work in progress	7,137,219	6,801,647
Advances for purchases	—	41,217

	154,913,512	180,420,201
Adjustments for obsolete and sow-moving inventories (Note 38)	(24,632,948)	(28,247,571)

	130,280,564	152,172,630

(i)
This caption includes mainly (1) mobile terminal equipments from Vivo and TMN, (2) telephone and modems (internet access through ADSL) from the wireline business, and (3) set-top boxes (access to cable TV), cable modems (internet access) and DVDs from the Multimedia segment.

27.    Taxes receivable and payable

        As at 31 December 2006 and 2005, this caption consists of:

	2006		2005
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	42,025,536	63,617,392	30,505,492	70,946,476
Social Security Contributions	—	8,291,722	—	8,412,868
Personnel income tax withholdings	—	8,690,404	—	8,469,984
Income taxes	20,997,678	117,289,642	18,863,663	5,438,577
Other	1,550,871	1,692,400	1,492,138	1,050,631

	64,574,085	199,581,560	50,861,293	94,318,536
Taxes in foreign countries	147,173,487	117,381,268	152,951,877	142,918,443

	211,747,572	316,962,828	203,813,170	237,236,979

Non-current taxes
Taxes in foreign countries	124,531,128	25,787,484	117,244,409	32,413,222

        As at 31 December 2006 and 2005, the caption "Taxes in foreign countries" relates basically to 50% of taxes receivable and payable by Brasilcel's subsidiaries, as follows:

	2006		2006
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	36,415,422	14,826,855	58,811,881	34,083,312
Indirect taxes	101,965,330	87,792,618	81,877,050	94,251,531
Other	8,792,735	14,761,795	12,262,946	14,583,600

	147,173,487	117,381,268	152,951,877	142,918,443

Non-current taxes:
Income taxes(i)	81,062,529	—	75,879,145	—
Indirect taxes(ii)	43,468,599	25,787,484	41,365,264	32,413,222

	124,531,128	25,787,484	117,244,409	32,413,222

(i)
This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)
Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real property, which under Brazilian law are only recoverable over a period of 48 months. This caption relates mainly to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

        As at 31 December 2006 and 2005, the net balance of the caption "Income taxes" from operations in Portugal is made up as follows:

	2006	2005
Current income taxes in the balance sheet	(116,612,097)	(4,407,986)
Payments on account	7,201,228	7,741,149
Withholding income taxes, net	3,274,064	4,411,542
Income taxes receivable(i)	9,844,841	5,725,835
Other	—	(45,454)

Net income tax receivable (payable)	(96,291,964)	13,425,086

(i)
This caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that will only be recoverable when the Company starts to pay income taxes after full utilization of its tax loss carryforwards.

        The reconciliation between current income taxes recorded in the Company's balance sheet as at 31 December 2006 and 2005 and current income tax expense for the periods then ended, is as follows:

	2006	2005
Current income taxes in the balance sheet	116,612,097	4,407,986
Tax loss carryforwards used in the year (Note 18)	137,127,830	261,690,411
Foreign current income taxes of international subsidiaries(i)	45,631,371	66,104,582
Provisions for legal actions related with income taxes (Notes 18 and 38)	8,545,381	6,873,860
Other	3,565,066	6,424,634

	311,481,745	345,501,473

(i)
In 2006, this caption included Euro 24 million related to Vivo (Euro 45 million in 2005), Euro 9 million related to Cabo Verde Telecom (Euro 7 million in 2005), Euro 7 million related to MTC and Euro 1 million related to PT Finance (Euro 8 million in 2005).

        The current income tax expense was recorded in the following captions:

	2006	2005
Profit and loss statement (Note 18)	308,814,019	345,840,546
Accumulated earnings	2,667,726	(339,073)

	311,481,745	345,501,473

28.    Prepaid expenses

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Telephone directories	35,231,362	42,055,087
Marketing and publicity	25,674,326	30,542,748
Rights to broadcast sporting events	21,731,063	18,145,515
Sales of equipment(i)	13,561,835	18,459,419
Rentals	7,752,817	8,100,226
Programming content	2,825,949	3,817,421
Maintenance and repairs	1,898,802	7,890,849
Interest paid in advance	831,413	2,134,677
Other	12,207,182	15,125,984

	121,714,749	146,271,926

(i)
Sales of mobile phones are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred and recognised upon the customer activation.

29.    Other current and non-current assets

        As at 31 December 2006 and 2005, these captions are made up as follows:

	2006	2005
Other Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 39)	46,332,009	48,342,815
Fair value of derivative instruments on PT Multimedia shares (Note 41)	—	42,020,704
Other	4,072,995	15,847,034

	50,405,004	106,210,553

Other Non-Current Assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 39)	627,430,804	744,003,413
Fair value of derivative instruments on PT Multimedia shares and of interest rate derivatives classified as cash flow hedges (Note 41)	21,033,234	—
Other	15,328,650	16,808,551

	663,792,688	760,811,964

30.    Investments in group companies

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Investments in associated companies	229,455,418	175,633,432
Goodwill, net of impairment losses	164,612,372	166,860,191
Loans granted to associated companies and other companies	102,018,169	75,989,257
Investments in subsidiaries	3,012,320	4,767,644
Advances for investments	—	2,352,102

	499,098,279	425,602,626

        As at 31 December 2006 and 2005, the caption "Investments in associated companies" consists of:

	2006	2005
Unitel	116,979,117	72,921,020
Universo Online, Inc ("UOL")	51,827,526	46,985,983
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")	30,296,559	33,865,473
Médi Télécom(i)	9,798,765	—
Banco Best, SA	7,362,020	7,583,700
Páginas Amarelas, SA ("Páginas Amarelas")	3,721,127	3,897,665
Lisboa TV—Informação e Multimédia, SA	3,534,312	3,865,964
INESC—Instituto de Engenharia de Sstemas e Computadores(ii)	2,992,787	2,992,788
Guiné Telecom, SARL(ii)	2,907,534	3,716,555
Hungaro Digitel KFT	2,477,113	1,969,094
Other companies	3,458,879	4,856,623

	235,355,739	182,654,865
Adjustments for investments in associated companies (Note 38)	(5,900,321)	(7,021,433)

	229,455,418	175,633,432

(i)
As at 31 December 2006, this company recorded positive shareholders' equity, while as at 31 December 2005 it recorded a negative equity position.

(ii)
As at 31 December 2006, these investments are fully adjusted for.

        As at 31 December 2006 and 2005, the caption "Goodwill, net of impairment losses" consists of:

	2006	2005
Páginas Amarelas	83,754,434	83,754,434
UOL	53,773,291	54,843,158
Unitel	26,498,503	26,498,503
Other companies	586,144	1,764,096

	164,612,372	166,860,191

        As at 31 December 2006 and 2005, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

        Loans granted to associated companies and other companies are primarily to finance these operations and to develop new businesses. As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Médi Télécom	68,106,243	70,257,631
Sportinveste Multimédia(i)	35,318,668	35,318,668
Sport TV	12,500,000	17,500,000
INESC(ii)	3,292,066	3,292,066
Other companies	2,041,301	1,439,065

	121,258,278	127,807,430
Adjustments for loans granted to associated companies and other companies (Note 38)	(3,292,066)	(3,293,313)
Adjustments related with the equity accounting on financial investments (Note 38)(iii)	(15,948,043)	(48,524,860)

	102,018,169	75,989,257

(i)
This caption includes Euro 30,023,168 (Note 42) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)
This loan is fully adjusted for its expected realizable value.

(iii)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. As at 31 December 2006 and 2005, these adjustments are as follows:

	2006	2005
Sportinveste Multimédia	15,948,043	12,426,827
Médi Télécom (Note 38)	—	36,098,033

	15,948,043	48,524,860

        If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company (Note 38).

        As at 31 December 2006 and 2005, the caption "Investment in subsidiaries" consists of:

	2006	2005
Archways	2,997,158	1,695,391
Regiforum(i)	—	857,058
Other companies	2,830,185	2,215,195

	5,827,343	4,767,644
Adjustments for investments in group companies (Note 38)	(2,815,023)	—

	3,012,320	4,767,644

(i)
This company was liquidated during the second half of 2006.

        In the years 2006 and 2005, the profit and loss caption "Equity in earnings of associated companies, net" consists of:

	2006	2005
Unitel	82,477,320	50,580,539
Médi Télécom(i)	45,571,110	3,183,869
CTM	14,815,486	16,457,134
UOL(ii)	6,150,137	175,386,845
Other(iii)	(17,659,887)	(7,382,210)

	131,354,166	238,226,177

(i)
In 2006, this caption includes an amount of Euro 36,098,033 (Note 38), which was recorded as a reduction of provisions for losses in affiliated companies, since Médi Télécom already recorded a positive equity position as at 31 December 2006.

(ii)
The reduction in this caption in mainly related to the gains recorded in 2005, which include the impact of the restructuring of Portugal Telecom's investment in UOL.

(iii)
In 2006, this caption includes (a) losses of approximately Euro 8 million related to the recognition of a provision for Portugal Telecom's investment in Congo through Cellco and (b) losses in several associated companies amounting to Euro 7,826,555, which were recorded as an increase in provisions for affiliated companies (Note 38).

        A summarized financial data of the main associated companies as at 31 December 2006 and in the year 2006 is presented below:

	Percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	657,489,749	189,573,281	467,916,468	517,082,106	329,909,280
Médi Télécom	32.18%	1,146,312,081	1,115,862,221	30,449,860	425,073,848	141,613,145
UOL	29.00%	263,143,894	84,428,287	178,715,607	165,095,125	21,207,369
CTM	28.00%	165,642,343	57,440,347	108,201,996	209,126,648	52,912,450

        As required by SEC rules, in relation to the impact of PT's share in the earnings of Unitel in PT's consolidated net income in accordance with US GAAP, additional financial data about this associate company should be disclosed as presented below:

Current assets	329.5
Tangible assets	326.7
Other non-current assets	1.3

Total assets	657.5

Current liabilities	132.5
Medium and long-term debt	57.1

Total liabilities	189.6

Revenues	517.1
Costs	213.3

Income before financial results and taxes	303.8
Financial results	26.1

Income before income taxes	329.9
Minus: Income taxes	—

Net income	329.9

31.    Other investments

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Financial investments available for sale (Note 3.l.ii)	99,744,129	60,592,486
Real estate investments, net of accumulated amortisation	26,344,787	27,693,584
Other financial investments	6,302,163	7,793,019

	132,391,079	96,079,089

        The fair value of financial investments available for sale was determined based on their listed price, and the change in the fair value was recognised in accumulated earnings. The movement in the fair value of financial investments available for sale during 2006, is as follows:

	Balance 31 Dec 2005	Share capital increase (Note 43.f)	Change in fair value	Balance 31 Dec 2006
Banco Espírito Santo	57,120,000	19,320,000	18,900,000	95,340,000
Telefónica	3,472,486	—	931,643	4,404,129

	60,592,486	19,320,000	19,831,643	99,744,129

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortisation and impairment losses, if any. PT Comunicações periodically assesses those assets and recognizes impairment losses in net income as appropriate. PT Comunicações receives rents from lease contracts amounting to Euro 1,775,531 in 2006 and Euro 1,242,647 in 2005 (Note 16). During 2006 and 2005, amortisation costs amounted to Euro 1,043,266 and Euro 1,079,376, respectively (Note 16), and no impairment losses were recognized.

        As at 31 December 2006 and 2005, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	2006	2005
Cypress(i)	3,016,754	3,016,754
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	704,448	704,448
Vortal	687,514	687,514
Other	6,477,901	8,518,294

	12,183,492	14,223,885
Adjustments for other investments (Note 38)	(5,881,329)	(6,430,866)

	6,302,163	7,793,019

(i)
This investment was disposed in 2007.

32.    Intangible assets

        During 2006 and 2005, the movements in intangible assets were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2006
Cost
Industrial property and other rights	3,054,360,600	20,204,865	130,552,346	(56,093,523)	38,439,955	3,187,464,243
Goodwill	1,252,866,414	—	41,767,243	(16,912,229)	6,320,082	1,284,041,510
Other intangible assets	23,881,640	—	3,209,235	1,423,843	(1,569,812)	26,944,906
In-progress intangible assets	18,145,079	—	52,979,684	(1,715,966)	(51,736,613)	17,672,184

	4,349,253,733	20,204,865	228,508,508	(73,297,875)	(8,546,388)	4,516,122,843

Accumulated depreciation
Industrial property and other rights	739,141,197	5,804,386	290,439,334	(19,709,750)	(6,857,384)	1,008,817,783
Other intangible assets	8,492,066	—	5,488,771	(260,331)	2,703,291	16,423,797

	747,633,263	5,804,386	295,928,105	(19,970,081)	(4,154,093)	1,025,241,580

	3,601,620,470	14,400,479	(67,419,597)	(53,327,794)	(4,392,295)	3,490,881,263

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2005
Cost
Industrial property and other rights	2,425,550,867	(28,521,414)	73,042,619	525,193,126	59,095,402	3,054,360,600
Goodwill	1,222,855,000	(139,238,694)	4,650,454	164,599,654	—	1,252,866,414
Other intangible assets	13,649,626	111,475	8,807,250	2,362,764	(1,049,475)	23,881,640
In-progress intangible assets	34,072,322	1,749	61,827,794	15,834,719	(93,591,505)	18,145,079

	3,696,127,815	(167,646,884)	148,328,117	707,990,263	(35,545,578)	4,349,253,733

Accumulated depreciation
Industrial property and other rights	394,094,248	(11,695,842)	273,198,848	101,819,398	(18,275,455)	739,141,197
Other intangible assets	5,736,949	(233,209)	2,371,253	134,546	482,527	8,492,066

	399,831,197	(11,929,051)	275,570,101	101,953,944	(17,792,928)	747,633,263

	3,296,296,618	(155,717,833)	(127,241,984)	606,036,319	(17,752,650)	3,601,620,470

        The changes in the consolidation perimeter during the year 2006 are mainly related to the acquisition of MTC (Note 2.b). The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of Lusomundo Media and PrimeSys, which were disposed of in 2005 (Note 19).

        As at 31 December 2006, the caption "Industrial property and other rights" includes the following items:

  •
  Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which gain was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

  •
  Euro 1,777,361,753 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo in the allocation of the purchase price of certain subsidiaries of Brasil which were incorporated in Vivo, and (ii) the cost of Band B mobile telecommunications licenses obtained by Vivo to operate in certain Brazilian states;

  •
  Euro 603,230,160 related to software licenses;

  •
  Euro 168,983,705 related to contracts for the acquisition of satellite capacity signed by TV Cabo, which were recorded as capital leases;

  •
  Euro 133,092,912 related to a UMTS license obtained by TMN. In addition, TMN and the other mobile operators have assumed the commitment of making contributions to the information society. In 2006, a work group including mobile operators and the Portuguese State was constituted in order to define the terms and amounts of such contributions;

  •
  Euro 78,188,721 related to terminal equipment rented to post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts;

  •
  Euro 34,163,176 resulting from the MTC's purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control MTC (Note 2.b); and

  •
  Euro 22,126,657 related to the allocation of the purchase price of Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV in relation to the matches of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

        As at 31 December 2006 and 2005, the goodwill related to subsidiaries was as follows:

	2006	2005
Vivo(i)	692,801,517	701,383,586

Wireline business
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

Multimedia
Pay TV and Cable Internet	254,516,010	253,248,456

Other businesses
MTC (Note 2.b)	40,499,689	—
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab	6,543,675	6,543,675
TV Cabo Macau	2,610,251	4,650,454
Other	34,023	3,898

	65,768,850	27,279,239

	1,284,041,510	1,252,866,414

(i)
The reduction in the goodwill of Vivo is mainly related to the Euro appreciation against the Brazilian Real in 2006 (Euro/Brazilian Real exchange rate of 2.7440 as at 31 December 2005, as compared to 2.8118 as at 31 December 2006).

        For impairment analysis purposes, goodwill was distributed to cash generating units, which correspond to reportable business segments (Note 7). The Board, based on estimated cash flows for those segments, discounted using the applicable discount rates, has concluded that as at 31 December 2006 and 2005, the book value of financial investments, including goodwill, does not exceed its recoverable amount.

        During the years 2006 and 2005, no events occurred that indicated impairment losses on intangible assets.

33.    Tangible assets

        During 2006 and 2005 the movements in tangible assets were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2006
Cost
Land	79,629,860	—	2,312,775	(272,885)	(967,825)	80,701,925
Buildings and other constructions	936,482,427	1,743,311	56,727,434	(2,207,897)	1,265,119	994,010,394
Basic equipment	11,217,237,559	79,181,389	455,369,922	(69,566,280)	11,170,085	11,693,392,675
Transportation equipment	76,931,737	—	20,068,542	(372,063)	(13,476,967)	83,151,249
Tools and dies	20,240,728	(21,360)	1,498,937	(145,963)	792,151	22,364,493
Administrative equipment	964,421,977	381,682	82,916,060	(4,694,126)	(2,507,426)	1,040,518,167
Other tangible assets	65,655,643	—	3,829,650	(103,776)	(682,804)	68,698,713
In-progress tangible assets	152,051,621	—	241,376,013	(7,353,249)	(183,105,359)	202,969,026
Advances to suppliers of tangible assets	1,359,837	—	(470,221)	9,898	(566,901)	332,613

	13,514,011,389	81,285,022	863,629,112	(84,706,341)	(188,079,927)	14,186,139,255

Accumulated depreciation
Land	12,417,562	—	—	—	(87,590)	12,329,972
Buildings and other constructions	519,591,043	683,228	48,899,458	(571,856)	(7,405,651)	561,196,222
Basic equipment	8,019,715,144	33,285,575	761,886,334	(48,402,612)	(69,618,329)	8,696,866,112
Transportation equipment	39,693,211	—	14,742,687	(225,130)	(10,978,014)	43,232,754
Tools and dies	17,753,878	(92)	826,139	(82,138)	(39,111)	18,458,676
Administrative equipment	777,628,771	529,212	85,220,550	(2,893,519)	(12,250,934)	848,234,080
Other tangible assets	65,208,659	—	2,274,369	(447,067)	(3,247,712)	63,788,249

	9,452,008,268	34,497,923	913,849,537	(52,622,322)	(103,627,341)	10,244,106,065

	4,062,003,121	46,787,099	(50,220,425)	(32,084,019)	(84,452,586)	3,942,033,190

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2005
Cost
Land	98,487,608	(19,241,345)	38,281	2,844,964	(2,499,648)	79,629,860
Buildings and other constructions	955,449,657	(70,369,659)	26,994,188	12,680,197	11,728,044	936,482,427
Basic equipment	10,266,167,216	(129,994,189)	383,899,733	569,708,854	127,455,945	11,217,237,559
Transportation equipment	62,684,851	(2,551,239)	25,963,081	1,006,345	(10,171,301)	76,931,737
Tools and dies	18,950,206	(463,304)	537,403	932,769	283,654	20,240,728
Administrative equipment	851,087,993	(7,561,057)	89,101,677	28,810,141	2,983,223	964,421,977
Other tangible assets	69,092,264	(6,546,046)	4,949,275	164,438	(2,004,288)	65,655,643
In-progress tangible assets	182,779,184	(295,330)	266,871,056	58,718,274	(356,021,563)	152,051,621
Advances to suppliers of tangible assets	260,486	(26,088)	1,102,132	17,857	5,450	1,359,837

	12,504,959,465	(237,048,257)	799,456,826	674,883,839	(228,240,484)	13,514,011,389

Accumulated depreciation
Land	12,641,436	(11,825)	(25,422)	—	(186,627)	12,417,562
Buildings and other constructions	525,268,980	(56,667,055)	43,415,242	2,844,138	4,729,738	519,591,043
Basic equipment	7,170,154,671	(92,064,454)	713,882,551	363,973,573	(136,231,197)	8,019,715,144
Transportation equipment	37,437,139	(1,538,837)	12,065,724	546,160	(8,816,975)	39,693,211
Tools and dies	16,764,528	(188,538)	524,755	479,809	173,324	17,753,878
Administrative equipment	701,829,950	(5,364,737)	77,108,709	16,182,080	(12,127,231)	777,628,771
Other tangible assets	104,591,048	(2,042,548)	(1,872,847)	705,024	(36,172,018)	65,208,659

	8,568,687,752	(157,877,994)	845,098,712	384,730,784	(188,630,986)	9,452,008,268

	3,936,271,713	(79,170,263)	(45,641,886)	290,153,055	(39,609,498)	4,062,003,121

        The changes in the consolidation perimeter during the year 2006 are related mainly to the acquisition of MTC (Note 2.b). The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of Lusomundo Media and PrimeSys, which were disposed of in the second half of 2005 (Note 19).

        In 2006, the column "Other" includes (i) Euro 51 million related to the adjustment of the realizable amount of certain CDMA network fixed assets at Vivo (Note 15), (ii) Euro 11 million related to the write-off of certain fixed assets at PT Comunicações (Note 7.a), and (iii) Euro 5,7 million related to the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia (Note 15).

        The following situations regarding tangible assets should be mentioned:

  •
  Euro 8,435,017 of tangible assets of the wireline business and Euro 210,416,036 of basic equipment of the Pay-TV business are installed in properties of third parties or on public property;

  •
  Euro 15,579,430 of tangible assets of PT Comunicações are not yet registered in its name or in Portugal Telecom's name;

  •
  Euro 1,239,689,172 of tangible assets of PT Comunicações are related to the Concession, under the terms of n° 5 of Decree-Law 40/95 of the Modification Agreement of the Concession;

  •
  Euro 22,497,797 of tangible assets of PT Comunicações are located outside Portugal, in particular participations in submarine cable consortiums; and

  •
  In previous years, PT Comunicações, PT Prime, TV Cabo and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime, TV Cabo and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet.

34.    Loans

        As at 31 December 2006 and 2005, this caption consists of:

	2006		2005
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	—	390,335,000	—
Bonds	—	3,133,646,046	899,500,000	3,138,028,389
Bank loans
External market loans	381,866,643	1,075,326,685	383,542,978	1,726,563,563
Domestic market loans	24,994,569	28,075,839	24,218,954	47,345,559
Other loans
Commercial paper	749,411,565	—	574,774,497	—
External market loans	460,231	271,654	14,941,899	31,233,930
Equity swaps on treasury shares (Note 40.3)	187,612,393	—	102,044,948	—
Leasings	28,378,629	230,216,908	26,248,095	225,455,081

	1,372,724,030	4,467,537,132	2,415,606,371	5,168,626,522

a) Exchangeable bonds

        On 6 December 2001, PT Finance issued exchangeable bonds totaling Euro 550,000,000, convertible into Portugal Telecom shares, which had the following terms:

  •
  Exchange price: Euro 12.3985 per ordinary share of Portugal Telecom;

  •
  Nominal value: Euro 5,000;

  •
  Maturity: 6 December 2006 unless previously redeemed, acquired, cancelled or converted; and

  •
  Fixed interest rate: 2% per annum, paid annually.

        The Company cancelled 21,933 of these exchangeable bonds (notional amount of Euro 109,665,000) in December 2003 and 10,000 of these exchangeable bonds (notional amount of Euro 50,000,000) in October 2004. On 6 December 2006, the outstanding amount of Euro 390.335.000 (Notes 23 and 43) of these exchangeable bonds was repaid.

b) Bonds

        On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000 under a Global Medium Term Note ("GMTN") Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2006, the notional amount of these bonds outstanding totals Euro 879,500,000. As at the same date, fair value of these bonds amounted to Euro 877,125,350.

        On 21 February 2001, PT Finance issued notes totaling Euro 1,000,000,000 under the GMTN Programme, with an annual fixed interest rate of 5.75% and maturity in February 2006. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 100,500,000, which were cancelled in November 2004. These bonds amounting to Euro 899,500,000 were fully repaid in February 2006 (Notes 23 and 43).

        On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais (Euro 89 million as at 31 December 2006), with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate.

        On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 178 million as at 31 December 2006), with a maturity of ten years and bearing an annual interest at a rate ranging between 103.3% and 104.2% of the CDI.

        In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

  •
  On 24 March 2005, issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

  •
  On 24 March 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

  •
  On 16 June 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

        As at 31 December 2006, fair value of these bonds amounted to Euro 920,600,000, Euro 433,150,000 and Euro 407,650,000, respectively.

        Expenses incurred at the date these bonds were issued, which are related to roundings in the determination of the interest rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through its period. As at 31 December 2006, the balance of these prepaid expenses amounted to Euro 12,587,008.

        As at 31 December 2006, maximum amount of the Global Medium Term Notes Programme of PT Finance amounted to Euro 7,500,000,000.

c) Bank loans

        As at 31 December 2006 and 2005, bank loans are denominated in the following currencies:

	2006		2005
	Currency of the notional	Euro	Currency of the notional	Euro
Euro	945,336,195	945,336,195	1,376,955,739	1,376,955,739
US Dollar	28,128,423	21,357,952	100,507,176	85,197,233
Brazilian Real(i)	1,505,081,850	535,273,437	1,946,765,922	709,462,800
Other		8,296,152		10,055,282

		1,510,263,736		2,181,671,054

(i)
The reduction in bank loans denominated in Brazilian Reais is primarily related to Vivo's debt restructuring, which led to a decrease in both gross debt and cash and cash equivalents.

        In 2003, the Company entered into a Multicurrency Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years, with a renewal option. In 2005, the maturity of this Facility was renegotiated with 50% of the loan payable in February 2009 and the remainder in February 2010. At the end of 2005 this Facility was fully drawn, while at the end of 2006 only the amount of Euro 40 million was being used, as a result of a repayment made during 2006 amounting to Euro 460 million (Note 43.g).

        In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling Euro 400 million, as follows:

  •
  On 24 June 2004, with an amount of Euro 150 million and an initial maturity of four years, which was changed to six years in the first half of 2005;

  •
  On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was changed to five years in the first half of 2005; and

  •
  On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months.

        As at 31 December 2006, the Group has used an amount of Euro 185 million in connection with these stand-by facilities. As at the same date, the fair value of outstanding balances amounted to Euro 184 million.

        As at 31 December 2006, loans obtained from European Investment Bank ("EIB") and KFW amounted to, respectively, Euro 699 million and Euro 8 million, maturing up to 2014. As at that date, fair value of these loans amounted to Euro 683 million and Euro 6 million, respectively.

        As at 31 December 2006 and 2005, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2006	2005
Maximum	5.46%	4.60%
Minimum	3.00%	2.44%

d) Commercial paper

        Portugal Telecom has entered into short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 31 December 2006, the Company had used an amount of Euro 749,411,565, with maturity in January 2007 and interest at an annual average rate of 3.80%.

e) Medium and long-term debt

        As at 31 December 2006, long-term loans mature on the following years:

2008	466,763,333
2009	1,077,972,639
2010	326,766,896
2011	124,427,107
2012	1,201,255,300
2013 and following years	1,270,351,857

4,467,537,132

f) Covenants

        As at 31 December 2006, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

•
Change in control

        The Credit Facilities amounting to Euro 900 million and some loans obtained from EIB totaling Euro 386 million as at 31 December 2006, grant the right to the banks of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

•
Credit rating

        Some of the loan agreements with the EIB, totaling Euro 365 million as at 31 December 2006, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB/Baa2 or less. As a result of PT's downgrade on 3 August 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The agreement between the two entities, signed on 23 February 2007, allows PT to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch).

•
Control/disposal of subsidiaries

        The Credit Facility amounting to Euro 500 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

•
Disposals of assets

        The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 680 million include certain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on 23 February 2007 mentioned above, the bank waived its rights related to this covenant solely for the PT Multimedia spin-off (subject to approval in Shareholders General Meeting of Portugal Telecom).

•
Financial ratios

        The Facility of Euro 500 million and one of the facilities of Euro 150 million state that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. The Credit Facility obtained in October 2004, amounting to Euro 100 million, states that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to one of the Euro 150 million Facilities obtained in June 2004 may be changed if the ratio Consolidated Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 31 December 2006, this ratio stood at 1.55.

•
Negative Pledge

        The Global Medium Term Notes and the Facilities totaling Euro 900 million are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

35.    Accounts payable—other

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Fixed asset suppliers	417,871,361	319,762,088
Accounts payable to employees	18,382,030	16,496,914
Other	43,123,122	77,485,610

	479,376,513	413,744,612

36.    Accrued expenses

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Supplies and external services	299,237,991	256,175,923
Interest expense(i)	196,902,460	268,199,421
Vacation pay and bonuses	111,835,095	109,452,606
Discounts to clients	39,057,657	46,055,106
Other	33,184,329	28,038,129

	680,217,532	707,921,185

(i)
As at 31 December 2006 and 2005, this caption includes Euro 58.5 million (Note 41) and Euro 72.6 million, respectively, related to the fair value of the interest component of derivative financial instruments contracted by Vivo. As at 31 December 2006, this caption includes Euro 11.2 million (Note 41) related to the fair value of exchange rate and interest rate derivatives contracted by several Group companies. The reduction in this caption in 2006, is mainly related to the interest of the non-convertible bonds issued by PT Finance on February 2001, which were repaid on February 2006 (Note 34).

37.    Deferred income

        As at 31 December 2006 and 2005, this caption consists of:

Advance billings	193,298,636	183,983,467
Pre-paid traffic	111,408,166	105,931,306
Penalties imposed to customers for contracts violation	39,942,294	32,811,670
Other advance billings	41,948,176	45,240,491
Other	22,439,675	24,171,979

	215,738,311	208,155,446

38.    Provisions and adjustments

        During 2006 and 2005, the movements in this caption were as follows:

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2006
Adjustments
For doubtful accounts receivable (Notes 24 and 25)	373,818,493	521,587	283,188,936	(42,065,033)	(6,258,490)	(184,593,631)	424,611,862
For inventories (Note 26)	28,247,571	—	2,653,654	(5,247,510)	(227,079)	(793,688)	24,632,948
For investments (Note 30 and 31)	65,270,472	—	6,336,241	(36,098,033)	310 993	(1,982,891)	33,836,782

	467,336,536	521,587	292,178,831	(83,410,576)	(6,174,576)	(187,370,210)	483,081,592

Provisions for risks and costs
Litigation (Note 45)	74,717,074	—	26,460,483	(2,286,421)	(1,924,893)	(44,579,301)	52,386,942
Taxes	68,293,691	—	13,960,219	(32,635,330)	(1,391,010)	(4,572,492)	43,655,078
Other	135,511,379	—	5,374,211	(12,385,262)	(934,093)	(15,823,197)	111,743,038

	278,522,144	—	45,794,913	(47,307,013)	(4,249,996)	(64,974,990)	207,785,058

	745,858,680	521,587	337,973,744	(130,717,589)	(10,424,572)	(252,345,200)	690,866,650

	Balance 31 Dec 2004	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2005
Adjustments
For doubtful accounts receivable (Note 24 and 25)	384,282,577	(9,470,260)	218,146,238	(45,861,667)	24,366,734	(197,645,129)	373,818,493
For inventories (Note 26)	33,738,318	(11,736,143)	7,455,408	(2,733,665)	2,836,002	(1,312,349)	28,247,571
For investments (Note 30 and 31)	163,570,034	(5,822,982)	9,316,174	(100,845,406)	(1,668,379)	721,031	65,270,472

	581,590,929	(27,029,385)	234,917,820	(149,440,738)	25,534,357	(198,236,447)	467,336,536

Provision for risks and costs
Litigation (Note 45)	83,464,327	(16,547,762)	21,301,308	(32,698,384)	8,574,753	10,622,832	74,717,074
Taxes	63,564,078	(3,343,758)	9,103,991	(2,494,247)	12,094,237	(10,630,610)	68,293,691
Other	104,484,746	35,272,827	40,619,172	(11,666,178)	2,693,118	(35,892,306)	135,511,379

	251,513,151	15,381,307	71,024,471	(46,858,809)	23,362,108	(35,900,084)	278,522,144

	833,104,080	(11,648,078)	305,942,291	(196,299,547)	48,896,465	(234,136,531)	745,858,680

        As at 31 December 2006 and 2005, the caption "Provisions for risks and costs" was classified in the balance sheet in accordance with the expected settlement date, as follows:

	2006	2005
Current provision
Litigation	32,053,458	34,772,400
Taxes	26,512,397	52,369,318
Other	46,585,636	75,957,236

	105,151,491	163,098,954

Non-current provision
Litigation	20,333,484	39,944,674
Taxes	17,142,681	15,924,373
Other	65,157,402	59,554,143

	102,633,567	115,423,190

	207,785,058	278,522,144

        The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

        As at 31 December 2006 and 2005, the caption "Provisions for risks and costs—Other", consists of:

	2006	2005
Asset retirement obligation (Note 3.g))	58,867,102	49,139,262
Customer retention programs(i)	42,607,492	41,048,865
Negative financial investments(ii)	4,548,077	4,899,962
Estimated costs with the disposal of Lusomundo Media(iii)	—	18,929,000
Digitalization of TV Cabo network(iv)	—	10,295,804
Other	5,720,367	11,198,486

	111,743,038	135,511,379

(i)
This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programs and was computed based on present catalogue costs and estimated usage levels.

(ii)
This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a) and 30).

(iii)
Following the disposal of the Lusomundo Media business in August 2005, the Group recorded a provision of Euro 18,929,000 (Note 19) to cover certain guarantees provided to the buyer in the sale and purchase agreement. During 2006, the Group concluded its negotiations with the buyer for an amount of Euro 10,420,000 to be paid under the terms of the sale agreement. Accordingly, the remaining amount of Euro 8,509,000 was reversed (Note 15).

(iv)
This provision for the digitalization of TV Cabo network was recorded in previous years to cover costs related with a plan approved by PT Multimedia to replace the analogue premium service of TV Cabo by a digital offer. This provision was fully used up to 31 December 2006.

        The changes in the consolidation perimeter during the year 2006 are related to the acquisition of MTC (Note 2.b). The changes in the consolidation perimeter during 2005 are mainly related to the disposals of Lusomundo Media and PrimeSys in the second half of 2005 (Note 19).

        The increases in provisions and adjustments in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005
Provisions and adjustments	304,124,737	259,567,845
Curtailment costs, net (Note 9.5)	11,528,257	—
Income taxes (Notes 18 and 27)	8,545,381	6 873 860
Equity in losses of affiliated companies (Note 30)	7,826,555	9,486,170
Other costs, net (Note 15)	3,295,160	1,949,648
Costs of products sold (Note 11)	2,527,916	7,090,586
Discontinued operations (Note 19)	—	18,929,000
Other	125,738	2,045,182

	337,973,744	305,942,291

        The decreases in these captions in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005
Provisions and adjustments	(71,841,408)	(83,618,848)
Equity in earnings of affiliated companies(i)	(36,675,164)	(109,645,406)
Other costs, net (Note 15)	(12,728,490)	(39,463)
Indirect taxes (Note 14)	(4,214,639)	—
Costs of products sold (Note 11)	(3,796,922)	(2,532,067)
Other	(1,460,966)	(463,763)

	(130,717,589)	(196,299,547)

(i)
In 2006, this caption includes Euro 36,098,033 (Note 30) related to the reduction of the provision for losses in Médi Télécom.

        In 2006 and 2005, the profit and loss caption "Provisions and adjustments" consists of:

	2006	2005
Increases in provisions and adjustments for doubtful receivables and other	304,124,737	259,567,845
Decreases in Provisions and adjustments for doubtful receivables and other	(71,841,408)	(83,618,848)
Direct write-off of accounts receivables	11,054,239	3,241,773
Collections from accounts receivable which were previously written-off	(13,143,896)	(7,713,329)

	230,193,672	171,477,441

        The amount in the column "Other movements" under the caption "Adjustments for doubtful accounts receivable" relates basically to the write-off of balances previously fully provided for (Note 24).

        In the caption of "Provisions for risks and costs—Litigation", the reduction in column "Other" is mainly related to the unfavorable resolution of a legal action against Vivo related to the privatization of Telebrás in 1998, following which Vivo paid an amount of Euro 26 million (Note 45.2).

39.    Other current and non-current liabilities

        As at 31 December 2006 and 2005, these captions consist of:

	2006	2005
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 29)	46,332,009	48,342,815
Dividends payable(i)	8,909,070	15,843,427
Other(ii)	27,254,810	21,426,204

	82,495,889	85,612,446

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 29)	627,430,804	744,003,413
Fair value of derivative financial instruments (Note 41)	44,048,655	53,542,200
Other(iii)	11,009,462	11,555,757

	682,488,921	809,101,370

(i)
This caption is related to unpaid dividends declared by Brasilcel's subsidiaries.

(ii)
As at 31 December 2006, this caption includes Euro 20 million related to an account receivable in favour of the shareholders of the subsidiaries of Brasilcel in connection with a reverse stock split undertaken in 2005. In this transaction, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which payable will be reduced to the extent the former shareholders request those amounts.

(iii)
This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

40.    Shareholders' Equity

        During 2006 and 2005, the movements in this caption were as follows:

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity excluding minority interests
Balance as at 31 December 2004	1,166,485,050	91,704,891	(189,751,440)	154,225,075	87,799,950	376,080,511	1,686,544,037
Acquisition of treasury shares	—	—	(252,749,396)	—	—	—	(252,749,396)
Reserve for treasury shares cancelled	—	—	—	—	340,455,888	(340,455,888)	—
Cancellation of treasury shares	(37,628,550)	—	340,455,888	—	(302,827,338)	—	—
Dividends paid (Note 43.j)	—	—	—	—	—	(395,085,000)	(395,085,000)
Earnings allocated to the legal reserve	—	—	—	25,004,286	—	(25,004,286)	—
Treasury shares acquired by PT Multimedia from minority shareholders	—	—	—	—	—	(33,977,853)	(33,977,853)
Income recognized directly in shareholders' equity	—	—	—	—	—	169,674,682	169,674,682
Income recognized in the income statement	—	—	—	—	—	653,984,819	653,984,819

Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	—	(121,523,559)	(125,428,500)	—	—
Increase of free reserves through a share capital reduction	(1,072,413,675)	—	—	—	—	1,072,413,675	—
Acquisition of equity swaps over treasury shares	—	—	(171,984,398)	—	—	—	(171,984,398)
Financial settlement of equity swaps over treasury shares	—	—	86,416,953	—	—	—	86,416,953
Dividends paid (Notes 21 and 43.j)	—	—	—	—	—	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	—	—	—	25,001,079	—	(25,001,079)	—
Income recognized directly in shareholders' equity	—	—	—	—	—	172,069,067	172,069,067
Income recognized in the income statement	—	—	—	—	—	866,759,657	866,759,657

Balance as at 31 December 2006	395,099,775	—	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730

40.1.    Share capital

        On 21 December 2005, Portugal Telecom cancelled 37,628,550 treasury shares, with a nominal value of one euro each, that were held following a decision taken in the Annual General Meeting of 29 April 2005 regarding an announced share buyback program. As a result, the Company's share capital was reduced from Euro 1,166,485,050 to Euro 1,128,856,500 as at 31 December 2005.

        The Annual General Meeting of 21 April 2006 approved a share capital increase of Euro 338,656,950 and subsequent share capital reduction of Euro 1,072,413,675. The share capital increase was effective on 11 May 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effective 11 September 2006 through the transfer of that amount to "Accumulated earnings". Following both these transactions, Portugal Telecom's fully subscribed and paid share capital as at 31 December 2006, amounted to Euro 395,099,775 and is represented by 1,128,856,500 shares, with a nominal value of thirty five cents each with the following distribution:

  •
  1,128,856,000 ordinary shares; and

  •
  500 Class A shares.

        The following matters may not be approved in a general shareholders' meeting against the majority of the votes corresponding to Class A shares:

  •
  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities with those of the companies within a control relationship with Portugal Telecom, SGPS, S.A;

  •
  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

  •
  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;

  •
  The passing of resolutions on the application of the financial year results, in the events of a dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

  •
  Election of the Board of the General Shareholders' Meeting, as well as of the members of the Supervisory Board;

  •
  Approval of the general goals and fundamental principles of the Company's policies;

  •
  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders' Meeting authorization, the passing of resolutions on the respective acquisitions and sales;

  •
  Moving the Company's registered offices within the municipality of Lisbon or to a neighbouring municipality.

        In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of Class A shares.

40.2.    Capital issued premium

        This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares. The total capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.3.    Treasury shares

        As at 31 December 2006 and 2005, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares under IAS 32, thus implying the recognition of a corresponding financial liability (Note 34).

        During 2006, the movements in these captions were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value	Carrying value per share
Balance as at 31 December 2004	21,551,006	21,551,006	168,200,434	189,751,440	8.80
Acquisitions	29,317,544	29,317,544	223,431,852	252,749,396
Cancellation (Note 40.1)	(37,628,550)	(37,628,550)	(302,827,338)	(340,455,888)

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71
Acquisitions	18,740,000	18,740,000	153,244,398	171,984,398
Financial settlement of equity swaps over treasury shares(i)	(11,340,000)	(11,340,000)	(75,076,953)	(86,416,953)

Balance as at 31 December 2006	20,640,000	20,640,000	166,972,393	187,612,393	9.09

(i)
During the second half of 2006, Portugal Telecom completed the financial settlement of equity swaps over 11,340,000 own shares, having received an amount of Euro 23,513,275 (Notes 16) resulting from the difference between the exercise price and the market price of PT's share as of the dates of the financial settlement.

40.4.    Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of legal reserve amounting to Euro 121,523,559 was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.5.    Reserve for treasury shares

        The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.6.    Accumulated earnings

        As at 31 December 2006 and 2005, this caption consists of:

	31 Dec 2006	31 Dec 2005
Income and expenses recognized directly in equity
Net actuarial losses (Note 9)	(1,650,597,836)	(1,970,013,049)
Hedge accounting of financial instruments	3,984,931	(21,613,807)
Investments available for sale	22,968,096	3,136,453
Cumulative foreign currency translation adjustments(i)	637,337,339	717,198,124

	(986,307,470)	(1,271,292,279)
Tax effect	430,471,597	543,387,339

	(555,835,873)	(727,904,940)
Free reserves and retained earnings	1,654,131,683	479,137,106
Net income attributable to equity holders of the parent	866,759,657	653,984,819

	1,965,055,467	405,216,985

(i)
This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT's investment in Brazil, whose currency translation adjustments amounted to Euro 652 million as at 31 December 2006, of which Vivo represents approximately 95%.

41.    Derivative financial instruments

        Derivative financial instruments are primarily used by the Company to manage interest rate and exchange rate exposure.

        The contracting of these financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom's Executive Committee. The positions held by the Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined regularly during the year to assess the economic and financial implications of different scenarios.

Equity derivatives

        In order to increase its exposure to PT Multimedia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of

PT Multimedia's share capital. These equity swaps had the following conditions as at 31 December 2005:

  •
  18,375,090 shares, with an initial strike price of Euro 8.87 and a maturity of 4 months; and

  •
  12,200,000 shares, with an initial strike price of Euro 7.05 and a maturity of 4 months.

        As at 24 July 2006, the maturity date, these equity swaps were cash settled, and the Company received an amount of Euro 26.8 million as a result of the difference between the initial prices and the price of PTM's share as at that date (9.02). At the same date, Portugal Telecom contracted a new equity swap over 30,575,090 shares of PT Multimedia with an initial price of Euro 9.02 and maturity of 2 years.

        In addition, in 2004 Portugal Telecom contracted with Banco Espírito Santo equity derivatives which consisted of options that allowed the Company to have a right to receive Euro 16.6 million, and also allowed Portugal Telecom to acquire shares representing 5% of PT Multimedia's share capital. These options matured on 31 December 2005 and could not be exercised by either of the parties as the strike prices established in the respective contracts were not met. The payment of the option price previously mentioned was subject to the condition of payment to Banco Espirito Santo under similar options it had contracted with third parties (to obtain the financial hedging of its position on the call and put options). During 2005, Portugal Telecom received 50% of the option price, in the amount of Euro 8.3 million. In June 2006, Banco Espírito Santo informed Portugal Telecom that the remaining 50%, totaling Euro 8.3 million, has not been paid. Consequently, this contract was terminated.

Hedging financial instruments

        Portugal Telecom analyzes its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2006 and 2005, the following financial instruments were classified as hedging derivatives (amounts in millions of euros, including 100% of Vivo's financial instruments):

	31 Dec 2006
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	399.0	EUR Interest rate swaps	6.8	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	40.3	Cross currency swaps EUR/USD	5.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	565.8	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	320.4	Cross currency swaps JPY/BRL	1.3	Eliminate the risk of exchange rate fluctuations in loans

	31 Dec 2005
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	585.0	EUR Interest rate swaps	7.6	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	54.1	Cross currency swaps EUR/USD	6.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	961.5	Cross currency swaps USD/BRL	1.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	161.3	Cross currency swaps JPY/BRL	1.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	40.1	BRL Interest rate swaps	1.8	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	197.1	USD Interest rate swaps	1.8	Hedge changes in fair value of loans due to changes in benchmark interest rate

Financial instruments held for trading

        As at 31 December 2006 and 2005, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros, including 100% of Vivo's financial instruments):

	31 Dec 2006
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	251.6	EUR Interest rate swaps	5.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call / USD Put	2.3	Restructure of previous derivative financial instruments
Portugal Telecom	275.8	Equity swaps on PT Multimedia shares	1.6	Increase exposure to PT Multimedia
Cabo Verde Telecom	2.1	Cross currency swap EUR/USD	2.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	12.5	Cross currency swaps USD/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	1.9	Cross currency swaps EUR/BRL	0.4	Eliminate the risk of exchange rate fluctuations in loans
Vivo	875.8	BRL Interest rate swaps	0.5	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	176.5	USD Interest rate swaps	0.8	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	16.6	Cross currency swaps USD/BRL	3.3	Eliminate the risk of exchange rate fluctuations in loans

	31 Dec 2005
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	102.0	EUR Interest rate swaps	4.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call / USD Put	3.3	Restructure of previous derivative financial instruments
Portugal Telecom	249.0	Equity swaps on PT Multimedia shares	0.3	Increase exposure to PT Multimedia
Cabo Verde Telecom	3.3	Cross currency swaps EUR/USD	3.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	318.2	Cross currency swaps USD/BRL	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	5.8	Cross currency swaps EUR/BRL	0.0	Eliminate the risk of exchange rate fluctuations in loans
Mobitel	17.8	Cross currency swaps USD/BRL	4.1	Eliminate the risk of exchange rate fluctuations in loans

Fair value of financial instruments

        The movement in the fair value of derivatives in 2006 and 2005 was as follows (amounts in millions of euros):

		Fair value adjustment			Foreign currency translation adjustments and other
	Balance 31 Dec 2005			Additions and cancellations		Balance 31 Dec 2006
		Income	Reserves
Fair value hedges
Interest rate and exchange rate	(122.3)	(125.1)	—	151.3	2.0	(94.1)
Derivatives held for trading
Exchange rate	(26.6)	(8.4)	—	—	—	(35.0)
Exchange and interest rate	36.3	(9.5)	—	(38.3)	0.3	(11.2)
Interest rate	(5.3)	(3.7)	—	1.7	(0.0)	(7.4)
Equity swaps over PT Multimedia shares (Note 43.e)	42.0	1.8	—	(26.8)	—	17.0
Cash flow hedges
Interest rate	(21.6)	—	25.6	—	—	4.0

	(97.6)	(144.9)	25.6	88.0	2.2	(126.7)

		Fair value adjustment			Foreign currency translation adjustments and other
	Balance 31 Dec 2004			Additions and cancellations		Balance 31 Dec 2005
		Income	Reserves
Fair value hedges
Interest rate and exchange rate	(60.6)	(140.1)	—	101.8	(23.5)	(122.3)
Derivatives held for trading
Exchange rate	(40.7)	14.1	—	—	—	(26.6)
Exchange rate and interest rate	39.8	(50.5)	—	23.0	24.0	36.3
Interest rate	(0.2)	(3.6)	—	—	(1.5)	(5.3)
Equity swaps over PT Multimedia shares (Note 29)	31.2	10.8	—	—	—	42.0
Options to acquire shares of PT Multimedia	(12.6)	4.2	—	—	8.3	—
Cash flow hedges
Interest rate (Note 40.6)	(21.7)	—	0.1	—	—	(21.6)

	(64.8)	(164.9)	0.1	124.8	7.4	(97.6)

        In 2006, the fair value adjustments related to derivatives held for trading and fair value hedges were recorded in the following income statement captions (amounts in millions of euros):

	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 16)	Total
Fair value hedges
Interest rate and exchange rate	69.0	56.1	—	125.1
Derivatives held for trading
Exchange rate	—	—	8.4	8.4
Exchange rate and interest rate	—	5.4	4.1	9.5
Interest rate	—	—	3.7	3.7
Equity swaps over PT Multimedia shares	—	—	(1.8)	(1.8)

	69.0	61.4	14.4	144.9

        In 2005, the fair value adjustments related to derivatives held for trading and fair value hedges were recorded in the following income statement captions (amounts in millions of euros):

	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 16)	Total
Fair value hedges
Interest rate and exchange rate	87.7	52.4	—	140.1
Derivatives held for trading
Exchange rate	—	—	(14.1)	(14.1)
Exchange rate and interest rate	—	—	50.5	50.5
Interest rate	—	—	3.6	3.6
Equity swaps over PT Multimedia shares	(1.4)	—	(9.4)	(10.8)
Options to acquire and sell shares of PT Multimedia	—	—	(4.2)	(4.2)

	86.3	52.4	26.3	164.9

        As at 31 December 2006, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

			Liabilities
	Assets
					Other non-current liabilities (Note 39)
	Short term investments	Other non-current assets (Note 29)	Debt	Accrued expenses (Note 36)		Total
Fair value hedges
Exchange rate and interest rate	—	—	(35.6)	(58.5)	—	(94.1)
Derivatives held for trading
Exchange rate	—	—	—	—	(35.0)	(35.0)
Exchange rate and interest rate	—	—	—	(11.2)	—	(11.2)
Interest rate	1.7	—	—	—	(9.0)	(7.4)
Equity swaps over PT Multimedia shares	—	17.0	—	—	—	17.0
Cash flow hedges
Interest rate	—	4.0	—	—	—	4.0

	1.7	21.0	(35.6)	(69.7)	(44.0)	(126.7)

        As at 31 December 2005, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

			Liabilities
	Assets
					Other non-current liabilities (Note 39)
	Short term investments (Note 23)	Other current assets (Note 29)	Debt	Accrued expenses (Note 36)		Total
Fair value hedges
Exchange rate and interest rate	—	—	(49.8)	(72.6)	—	(122.3)
Derivatives held for trading
Exchange rate	—	—	—	—	(26.6)	(26.6)
Exchange rate and interest rate	37.9	—	(1.6)	—	—	36.3
Interest rate	—	—	—	—	(5.3)	(5.3)
Equity swaps over PT Multimedia shares	—	42.0	—	—	—	42.0
Cash flow hedges
Interest rate	—	—	—	—	(21.6)	(21.6)

	37.9	42.0	(51.4)	(72.6)	(53.5)	(97.6)

42.    Guarantees and financial commitments

        As at 31 December 2006, the Company has presented guarantees and comfort letters to third parties, as follows:

Bank guarantees and other guarantees given to Tax Authorities	41,130,444

Bank guarantees given to Portuguese courts for outstanding litigation	2,342,952

Bank guarantees given to other entities
On behalf of TMN	22,628,679
On behalf of PT Comunicações	8,100,531
On behalf of PT Multimedia	8,294,647
Other bank guarantees	4,148,774

43,172,631

Comfort letters given to other entities
Sport TV	31,500,000
PT Ventures	5,669,686
Other	2,666,666

39,836,352

        Bank guarantees given on behalf of TMN include a guarantee presented in connection to cross-border lease transactions contracted by TMN (Note 33) and guarantees presented to ANACOM related to TMN's obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the repayment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way. Bank guarantees given on behalf of PT Multimedia include guarantees presented to the "Alta Autoridade para a Comunicação Social" (the Portuguese media regulator), in connection with licenses for the broadcasting of television shows.

        Comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. PT Multimedia and Sportinveste (the other shareholder of Sport TV, together with PT Conteúdos) granted to Sport TV a guarantee of up to Euro 70 million to cover a loan obtained by Sport TV to acquire the rights to broadcast the football matches of the Portuguese league for the seasons 2004-2005 to 2007-2008. As at 31 December 2006, total gross debt of Sport TV amounted to Euro 63 million, which is proportionally consolidated in the consolidated financial statements of Portugal Telecom. Therefore, the remaining 50% of these loans not consolidated in PT's financial statements amounting to Euro 31.500.000 is included in the table above.

        As at 31 December 2006, the Company had also assumed the following financial commitments, disregarding those recorded in the financial statements:

  (a)
  In June 2006, Médi Telecom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

    As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Moviles España (32.18%) and Banque Marrocaine du Commerce Exterieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholder of Médi Télécom also signed the Shareholders Support Deed.

    Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 31 December 2006, following the renegotiation of the Shareholders Support Deed during 2006, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

  (b)
  Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2006, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 30).

  (c)
  Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2006, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 30).

    As at 31 December 2006, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 34), were as follows:

— Guarantees in favor of European Investment Bank	161,224,684
— Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	6,210,663

  As at 31 December 2006, Portugal Telecom had bank loans deposits amounting to Euro 28,026,893 which use was restricted due to the cross-border lease transactions entered into by the Group (Note 33). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions, which amounted to Euro 19,225,763 and Euro 8,116,509, respectively.

43.    Statements of cash flows

        The consolidated Statements of Cash Flows have been prepared in accordance with IAS 7. Significant transactions are summarized below:

  (a)
  The caption "Other net payments relating to operating activities" includes primarily payments related to the expenses recorded in the income statement caption "Indirect taxes" (Note 14), and also payments and collections of Value-Added Tax in Portugal.

  (b)
  These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts amounting to Euro 1,764,376,225 in 2006, net cash payments amounting to Euro 1,793,838,696 in 2005 and net cash receipts amounting to Euro 766,416,803 in 2004 are mainly related to the movements occurred in loans obtained (Note 43.g). The increase in cash flows related to short term financial applications in 2006, both in receipts and payments, is basically a result of the centralized cash management adopted by the Group in 2006.

  (c)
  In 2006, 2005 and 2004, cash receipts resulting from financial investments were as follows:

	2006	2005	2004
Iris Capital Fund	2,328,287	—	—
Lusomundo Media	—	174,476,893	—
PrimeSys	—	101,787,961	—
UOL	—	85,569,547	—
Intelsat	—	15,055,553	—
Media Capital	—	12,880,000	—
Eutelsat	—	—	5,736,349
Mascom	—	—	5,238,000
New Sky Satellites	—	—	4,674,500
Other	4,567,517	2,045,795	5,594,390

	6,895,804	391,815,749	21,243,239

  (d)
  In 2006, 2005 and 2004, cash receipts resulting from dividends were as follows:

	2006	2005	2004
CTM	15,038,429	14,794,501	12,654,127
Unitel	15,024,110	—	—
Páginas Amarelas	2,283,714	3,526,280	1,802,000
Lisboa TV	1,641,167	906,861	—
Banco Espírito Santo (Note 16)	1,344,000	1,545,600	1,386,000
Other	779,461	651,183	336,891

	36,110,881	21,424,425	16,179,018

  (e)
  In 2006, the caption "Cash receipts resulting from other investing activities" includes mainly an amount of Euro 26,772,985 related to equity swaps over shares of PT Multimedia (Note 41), and an amount of Euro 23,513,275 related to the financial settlement of equity swaps over PT's own shares (Note 16).

  (f)
  In 2006, 2005 and 2004, payments resulting from financial investments were as follows:

	2006	2005	2004
MTC(i)	57,489,375	—	—
BES (Nota 31)	19,320,000	—	—
Web-Lab(ii)	6,418,036	—	—
Mobitel(iii)	3,574,460	—	—
Vivo(iv)	—	8,953,229	231,413,433
Banco Best	—	2,931,929	—
Distodo	—	1,200,000	—
Sport TV	—	—	36,300,000
Media Capital	—	—	6,960,000
Sportinveste	—	—	6,000,000
Previsão	—	—	1,906,641
Other	8,234,506	14,083,627	9,353,733

	95,036,377	27,168,785	291,933,807

(i)
This caption includes Euro 108,648,089 paid from the acquisition of a 34% stake in the share capital of MTC (Note 2.b), net of an amount of Euro 51,158,714 related to cash and cash equivalents of MTC as at 1 September 2006, the date on which this company was included for the first time in the consolidation perimeter.

(ii)
This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company. As a result, Portugal Telecom now has full control of this company.

(iii)
During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(iv)
In 2005, this caption corresponds to the payment of the final instalment due in connection with the acquisition of TCO in 2003.

(g)
These captions are basically related to commercial paper and other bank loans which are regularly renewed.

    In 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,741,067,928 and included primarily: (i) Euro 899,500,000 related to the repayment of the notes issued by PT Finance on 21 February 2001 (Note 34); (ii) Euro 460,000,000 related to the partial repayment of the Multicurrency Credit Facility entered into in 2003 (Note 34); and (iii) Euro 390,335,000 related to the repayment of convertible bonds issued by PT Finance in December 2001 (Note 34).

    In 2005, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 1,966,203,848, and included primarily: (i) Euro 2 billion related to the Eurobonds issued by PT Finance in 2005 (Note 34); (ii) Euro 250 million related to two new loans obtained from EIB; and (ii) Euro 584,950,000 related to the repayment of the floating rate notes issued by PT Finance on 16 December 2001.

    In 2004, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 726,832,777, and included primarily the repayments of the exchangeable bonds issued on 7 June 1999 amounting to Euro 450,485,000 and the PT/97 bond amounting to Euro 124,699,474.

  (h)
  In 2005, cash payments related to share capital increases are mainly related to the minority interests' share in the capital increase occurred at Vivo in July 2005 amounting to Euro 12,445,604.

  (i)
  In 2005, cash receipts from other financing activities are mainly related to amounts received from Vivo in connection with a reverse stock split undertaken in the first half of 2005.

  (j)
  In 2006, 2005 and 2004, the Group payments regarding dividends were as follows:

	2006	2005	2004
Portugal Telecom (Notes 21, 23 and 40)	526,402,838	395,085,000	267,485,504
PT Multimedia	26,926,177	24,478,010	5,327,366
MTC	13,095,694	—	—
Brasilcel's subsidiaries	6,463,482	17,346,247	16,115,983
Cabo Verde Telecom	6,011,557	5,370,566	5,521,524
Other	2,588,953	3,135,334	2,601,958

	581,488,701	445,415,157	297,052,335

  (k)
  In 2006 and 2005, the caption "Other payments resulting from financing activities" includes Euro 68,325,813 and Euro 51,046,132 related to exchange rate derivatives contracted by Vivo, respectively. In 2005, this caption also includes Euro 59,033,605 related to payments to the minority shareholders of PT Multimedia under its put warrants program.

44.    Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2006 and transactions occurred during the year 2006 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom Group) are as follows:

Company	Loans granted (Note 30)	Accounts receivable	Accounts payable
Médi Télécom	68,106,243	11,182,595	2,187,396
Sportinveste Multimédia	35,318,668	68,094	—
Sport TV	12,500,000	3,262,598	8,786,037
Inesc	3,292,066	502,718	—
Siresp	980,951	1,756,418	21,000
Unitel(i)	379,651	38,419,763	67,147
Teledata de Moçambique	76,103	815,687	21,797
Multitel	73,212	3,312,295	356,141
Vivo	—	11,883,846	100,295
Páginas Amarelas	—	9,286,412	50,104,723
Caixanet	—	3,949,043	—
Fundação PT	—	3,357,638	—
Guiné Telecom	—	3,403,513	6,048,598
PT-ACS	—	1,795,715	4,647,135
Other companies	531,384	4,572,432	16,002,647

	121,258,278	97,568,767	88,342,916

(i)
Accounts receivable from Unitel include an amount of Euro 26 million (Note 25) related to dividends from Unitel, which were paid in January 2007.

Company	Costs	Revenues	Interest obtained
Páginas Amarelas	65,156,009	2,693,756	—
Sport TV	33,881,977	2,349,557	—
Lisboa TV	18,143,849	16,787	—
PT-ACS	15,070,655	431,959	—
Unitel	9,384,922	15,426,658	44,900
Médi Télécom	8,454,156	6,741,641	2,619,304
Octal TV	3,354,686	342,089	—
Guiné Telecom	1,230,690	1,381,694	—
Sportinveste Multimédia	1,178,049	598,599	—
Cellco	329,310	1,085,420	193,094
Caixanet	189,704	12,265,075	—
CTM	121,187	241,088	—
Teledata de Moçambique	60,595	167,468	—
Siresp	27,804	2,825,311	—
Vivo	7,326	46,277,328	206,120
Other companies	3,751,501	2,169,041	60,134

	160,342,420	95,013,471	3,123,552

        The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

  •
  Call center services rendered by Mobitel to Vivo;

  •
  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both these entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações's telephone directories, as well as selling advertising space in the directories;

  •
  Programming costs incurred by TV Cabo related to contents from Sport TV and Lisboa TV.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred in 2006 and balances as at 31 December 2006 between Portugal Telecom and its major shareholders are as follows:

Company	Costs	Revenues	Interest obtained and (paid)	Accounts receivable	Accounts payable
BES	30,551,088	19,333,344	12,627,504	4,582,709	9,694,467
Caixa Geral de Depóstos	5,113,376	15,476,492	108,180	2,009,315	12,449
Barclays	84,083	24,956	(817,978)	157,645	—
UBS	—	2,502	(1,162,461)	32	—

	35,748,547	34,837,293	10,755,245	6,749,702	9,706,916

        The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

        In connection with establishment of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire 1.5% of Telefónica's share capital and Telefónica to acquire 10% of Portugal Telecom's share capital. As at 31 December 2006, Telefónica held 9.96% of Portugal Telecom's share capital.

        Portugal Telecom entered into a Shareholders' Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica companies, which have substantially the same conditions as similar agreements with independent parties.

c)     Other

        In 2006 and 2005, the remuneration of Board Members and related committees, is as follows:

	2006		2005
	Fixed	Variable	Fixed	Variable
Executive Committee	4,669,866	13,517,920	3,316,054	4,875,915
Non-executive board members	1,611,589	1,266,515	2,227,795	398,489
Supervisory Board	173,677	—	173,163	—
General Meeting	1,719	—	4,966	—

	6,456,851	14,784,435	5,721,978	5,274,404

        The increase in the fixed remuneration of the Executive Committee is related with the increase of the Executive Committee from five to seven members at the end of 2005. In 2006, variable remuneration of executive and non-executive board members includes Euro 9,705,048 and Euro 966,876, respectively, related to termination payments to certain board members which were recorded under the income statement caption "Curtailment costs, net".

        In addition to the above mentioned remuneration, board members are also entitled to some privileges which facilitate their ability to carry out their jobs.

        In 2006 and 2005, fixed remuneration of key employees of the PT's Group management amounted to Euro 6,884,828 and Euro 9,267,437, respectively, and variable remuneration amounted to Euro 3,555,009 and Euro 5,558,582, respectively.

45.    Litigation

45.1.    Regulatory authorities

        Portugal Telecom's operations are subject to regular investigations and inspections, generally conducted by ANACOM, by the European Commission and by the Portuguese Competition Authority, within the framework of compliance with the rules and regulations applicable to the Group. At the moment, investigations are being conducted by the Portuguese Competition Authority into alleged abusive practices, such as predatory pricing, margin pressures and discriminatory practices. In the event Portugal Telecom is indicted for the non-compliance with applicable laws and regulations, fines and penalties could be imposed. At the moment, PT Comunicações has twice been accused (in one proceeding) by the Competition Authority of allegedly denying access to the ducts in which the basic telecommunications network is installed. PT Comunicações has responded to the effect that, despite the fact that it has provided and is still providing the majority of the operators access to its ducts in a non-discriminatory manner, according to its responsibilities of managing the said infrastructures, it believes that, given the circumstances, competition law should not prevent PT Comunicações from reserving the ducts to itself, if it desires to do so, under the conditions permitted under the telecommunications regulatory framework.

        PT Multimedia and TV Cabo have also been accused, in September 2005, of allegedly abusive practice under Article 4 of Law 18/2003 (Portuguese Competition Law), following the execution, in March 2000, of a "Partnership Agreement" among PT MULTIMEDIA, TV Cabo and SIC-Sociedade Independente de Comunicação, SA (SIC) in connection with the acquisition, submitted to prior notification, by SIC of Lisboa TV—Informação e Multimedia, SA. In response to this accusation, PT MULTIMEDIA and TV Cabo contested the Competition Authority allegations. However, in the beginning of August 2006, the Competition Authority issued a decision imposing on PT MULTIMEDIA a fine of Euro 2,5 million, following which PT MULTIMEDIA and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006. The appeal suspends the decision of the Portuguese Competition Authority. Although the possibility of the application of penalties cannot be excluded in those cases and in other cases, which would be the first time this has occurred, Portugal Telecom believes that, based on the information provided by its counsel, these claims should not have a material impact on its consolidated financial statements as at 31 December 2006.

45.2.    Other claims and legal actions

Proceedings with probable losses

        As at 31 December 2006 and 2005, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of

IAS 37. For those claims and legal actions, the Group recorded provisions (Note 38), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	2006	2005
Civil claims	34,589,283	38,455,536
Labor claims	15,915,554	11,247,828
Other	1,882,105	2,760,612
Administrative claims(i)	—	22,253,098

	52,386,942	74,717,074

(i)
This caption includes mainly a claim against TCO related with the privatization of Telebrás in 1998, which was resolved in a manner unfavorable to Vivo in 2006, following which Vivo paid an amount of Euro 26 million (Note 38).

Proceedings with possible losses

        As at 31 December 2006 and 2005, there were several claims and legal actions against certain subsidiaries of the Group, where settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	2006	2005
Civil claims	155,603,666	131,599,578
Labor claims	21,521,774	13,916,057
Other(i)	396,550,612	276,882,649

	573,676,052	422,398,284

(i)
This caption includes Euro 280,203,417 related to possible contingencies at Vivo, which are primarily related to tax issues, including income taxes and other indirect taxes, and an amount of Euro 48 million related to possible tax contingencies at companies operating in Portugal.

46.    Subsequent events

        On August 3, 2006, PT announced its intent to spin off its 58.43% interest in PT Multimédia through a distribution to shareholders, subject to shareholder approval. On March 21, 2007, the Board of Directors proposed to the shareholders a dividend in kind of 4 PT Multimédia shares for each PT 25 shares owned, rounded down. This spin-off proposal was approved by the shareholders at the Annual General Meeting held on April 27, 2007.

        As part of the share buyback program approved at the Annual General Meeting held on April 27, 2007, Portugal Telecom has entered into equity swap agreements with several financial institutions over a total of 45,686,311 shares, representing 4.05% of PT's share capital, as at 15 June 2007.

        On May 17, 2007, the equity swaps over 30,575,090 shares of PT Multimédia held by Portugal Telecom were cash settled and, as a result, it has received an amount of Euro 85,737,811.

        On May 22, 2007, Portugal Telecom completed both its share capital increase and reduction approved at the Annual General Meeting held on April 27, 2007. The share capital increase amounted to Euro 79,019,955 and was realized through the incorporation of legal reserves. The share capital reduction amounted to Euro 440,254,035 and its amount was transferred to the caption "Accumulated earnings". Following these transactions, the par value of Portugal Telecom shares decreased from Euro 0.35 to Euro 0.03.

47.    Summary of Significant Differences between Accounting Principles followed by the Company and U.S. Generally Accepted Accounting Principles

        As discussed in Note 2 the accompanying financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Standards as adopted by the European Union (IFRS-EU), in conformity with European Regulation (EC) No. 1606/2002 of the European Parliament and of the Council. For Portugal Telecom there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board ("IASB").

        IFRS differ in certain significant aspects from U.S. GAAP. These differences are discussed in the following paragraphs.

a)    Employee post-retirement benefits

        PT Comunicações, PT-SI and DCSI have defined benefit pension plans covering certain current and former employees (Note 9.1). The liability for payment of these benefits has been transferred to several autonomous pension funds. For IFRS purposes, the Company has adopted at transition date the IAS 19 (Note 3 h)). Under U.S. GAAP, the Company accounted for these benefits on a basis consistent with Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" ("SFAS 87") effective January 1, 1993. The main differences under IFRS and U.S. GAAP in relation to our employee post-retirement benefits are explained bellow.

        In addition, PT Comunicações and PT SI maintain health care plans that provide benefits to employees, retirees and eligible relatives (Note 9.2). For IFRS purposes the Company accounts for these plans in accordance with IAS 19 (Note 3 g)). For U.S. GAAP purposes, the Company has adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" ("SFAS 106") effective January 1, 1995. The differences between the IFRS and U.S. GAAP for such plans refer basically to the accounting treatment of actuarial gains and losses and the net transition obligation, which are explained bellow.

        Portugal Telecom has adopted SFAS 158 as at 31 December 2006, according to which the portion of actuarial gains and losses, prior year service gains and costs and net transition obligation that have not yet been recognised through net income, has been recognised as component of other comprehensive income, net of tax, as of that date. However, for 2006, as the year of first adoption of this statement, prior service costs that have not yet been included in net periodic benefit cost as of the end of the fiscal year in which the Statement is initially applied are recognized as components of the ending balance of accumulated other comprehensive income, net of tax. Any required adjustment shall be reported as an adjustment of the ending balance of accumulated other comprehensive income. These amounts recognised in accumulated other comprehensive income, will be adjusted as from 2007 as they are subsequently recognized as components of net periodic pension cost, pursuant to the recognition and amortisation provisions of the respective Statements.

  (i)
  Actuarial gains and losses

        Under IFRS, the Company has elected to apply the option in IAS 19 to recognize actuarial gains and losses directly in shareholder's equity. At transition date to IFRS the Company recognized directly in shareholder's equity the accumulated actuarial gains and losses recorded on the balance sheet under our Previous GAAP. As result under IFRS actuarial gains and losses are recognized directly in shareholder's equity under the "Statement of Recognised Income and Expenses".

        Under U.S. GAAP, actuarial gains and losses are amortized (using the 10% corridor of the greater of the projected benefit obligation or the market-related value of plan assets) through the net income over the average remaining working life of employees expected to receive benefits. Additionally, following adoption of SFAS 158 as at 31 December 2006, actuarial gains and losses that have not yet been recognized through net income have been recognized as components of the ending balance of accumulated other comprehensive income, net of tax (Note 49.a).

  (ii)
  Transition obligation

        In our previous GAAP (Portuguese GAAP) the net transition obligation was amortized over the average working life of employees. Upon the transition to IFRS, net transition obligation has been totally eliminated as an adjustment related to the first application of IFRS directly in our shareholder's equity.

        Under U.S. GAAP, the net transition obligation in relation to the transition to US GAAP accounting for post-retirement benefit was being amortized over the service period of the employees. Following adoption of SFAS 158 as at 31 December 2006, that net transition obligation that has not yet been recognised through net income has been recognized as a component of the ending balance of accumulated other comprehensive income, net of tax (Note 49.a).

  (iii)
  Minimum liability adjustment

        Under IFRS our employee post-retirement defined benefit liability refers to the net total of the present value of the defined benefit obligation minus the fair value of such plan assets. Under U.S. GAAP until 2005 our employee post-retirement defined benefit liability referred to the net total of the present value of the defined benefit obligation minus the fair value of such plan assets, minus any past service cost not yet recognised and plus/minus the effects of actuarial gains (less any actuarial losses) not recognized. In addition, until 2005 US GAAP required a minimum liability adjustment, if liability already recognized under US GAAP was less than the unfunded accumulated benefit obligation. As at 31 December 2005, the Minimum liability adjustment recorded on the balance sheet amounted to Euro 1,021,594,000, from which Euro 1,010,037,000 (Euro 732,276,825, net of taxes) was recorded against other comprehensive income and Euro 11,557,000 as an intangible asset in order to reflect the unfunded portion of the accumulated benefit obligation. Following the adoption of SFAS 158 as at 31 December 2006, the requirement of a minimum liability adjustment no longer exists (Note 49.a).

  (iv)
  Prior year service gains

        Under IFRS, prior year service gains or losses related with changes in vested rights under a defined benefit plan must be recognized in income statement immediately. As explained in Note 9, during 2006 and 2005 the Company recognized prior year service gains totalling Euro 150,556,684 and Euro 136,568,000, which in 2006 are mainly related to the changes made to the Health Care Plan while in 2005 are primarily related to changes made by the Portuguese government on the retirement date on those employees and the change in the pension formula. At the time that these changes occurred, the related benefits of those employees had already vested.

        Under U.S. GAAP, prior year service gains or losses must be amortized over the remaining service period of related employees. Following adoption of SFAS 158, prior year service gains and costs that have not yet been recognised through net income as at 31 December 2006, shall be recognised as components of the ending balance of accumulated other comprehensive income, net of tax (Note 49.a).

        The reconciliation between the accrued post-retirement liability and the net periodic post-retirement benefit costs under IFRS and U.S. GAAP is as follows:

	2006		2005
	Pensions	Healthcare	Pensions	Healthcare
Accrued post-retirement liability (asset) under IFRS	1,807,570,587	(134,060,519)	2,038,652,313	597,231,431
Unrecognised net prior service cost	—	(19,062,000)	—	—
Accumulated actuarial gains and losses, transition obligation and prior year service losses or gains	—	—	(1,355,488,000)	(387,429,000)

Unfunded accrued post-retirement liability under U.S GAAP	1,807,570,587	(153,122,519)	683,164,313	209,802,431
Additional minimum liability	—	—	1,021,594,000	—

Accrued post-retirement liability under U.S GAAP	1,807,570,587	(153,122,519)	1,704,758,313	209,802,431

	2006		2005		2004
	Pensions	Healthcare	Pensions	Healthcare	Pensions	Healthcare
Net periodic post-retirement benefit cost under IFRS	262,235,325	(314,047,665)	247,412,730	45,291,900	173,008,640	51,354,100
Amortization of actuarial losses or gains, prior year service costs or gains and transition obligation	64,460,004	19,843,099	58,234,579	9,315,470	36,961,000	11,234,000
Prior year service costs/(gains)	23,301,000	127,255,684	136,568,000	—	66,478,000	—
Estimated losses related to work force reduction programs	20,144,000	18,271,000	39,009,000	6,809,000	7,165,160	3,569,900
Estimated return on plan assets	1,812,000	—	(3,363,000)	—	(8,605,000)	—

Net periodic post-retirement benefit cost under U.S GAAP	371,952,329	(148,677,882)	477,861,309	61,416,370	275,007,800	66,158,000

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

c)     Capitalization of interest

        Under IFRS, at the adoption date, the Company elected to not capitalize interest costs incurred in connection with the construction of major capital projects.

        Under U.S. GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each applicable period. Upon completion of the asset, this amount is considered part of the deemed cost of fixed assets and is depreciated over the life of the related assets.

d)    Goodwill

        Under IFRS, goodwill arising on a business combination represents the excess of the cost of acquisition over the Groups interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which has been control acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the total assets, liabilities and minority interest has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

        As permitted by IFRS 1 for the first adoption of IFRS, the Company has applied an exception of not recalculating all the effects of business combinations prior to January 1, 2004, therefore goodwill for business combinations prior to 1 January 2004, is measured as recorded under Portuguese GAAP, our previous GAAP. Since 1 January 2004 goodwill has not been amortized, any business combination after such date was recorded in accordance with IFRS 3. At the end of each reporting period, goodwill has been reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment has been written down, according to IFRS.

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
  Goodwill—PT Multimédia Acquisition

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

        In relation to this transaction, the difference between recorded goodwill for such acquisitions occurred prior to the adoption of IFRS referred amounted to Euro 144,554,615. Following the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes, and was subject to annual impairment tests.

  (ii)
  Goodwill—Marconi Acquisition

        Under Portuguese GAAP (our previous GAAP), which was not changed under IFRS as allowed by an exemptions applied under IFRS 1 related to IFRS 3 (business combinations), the Company recorded the acquisition of Marconi using the pooling for interest method, therefore considering a lower amount than it would be recorded under U.S. GAAP, due to the fact that this acquisition was paid in Portugal Telecom shares. As a result, the Company has a larger amount of goodwill from this acquisition under U.S. GAAP.

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

        Upon adoption, the Company performed an initial impairment assessment of the carrying values of historical goodwill as required by the transitional provisions of SFAS 142. This transitional impairment test consists of two steps. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been currently acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The company's reporting units are generally consistent with the operating segments identified in Note 7. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For intangible assets subject to amortization, impairment is analyzed considering the estimated future cash flows on an undiscounted basis.

        During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill for its media businesses and recorded an impairment under US GAAP for Euro 400.6 million, net of minority interest amounting to Euro 174.4 million. This impairment related to the overall decline in estimated market values of the media business in the PT Multimédia segment based on trends in publicity investment in 2002. Such impairment includes an impairment charge of Euro 337.0 million recorded under Portuguese GAAP, our previous GAAP plus a reconciling difference to US GAAP amounting to Euro 63.6 million. In 2005 Portugal Telecom disposed its media businesses. Therefore the difference in recorded goodwill under IFRS and US GAAP for this matter has been included in the gain obtained with this disposal by eliminating such difference in the net income reconciliation line named "U.S. GAAP adjustments of discontinued operations" (Note 47 K).

        In 2004, under IFRS the Company has performed an impairment test based upon the cash-generating unit to which the goodwill has been allocated, which is a lower level than on a U.S. GAAP basis. As a result of such test, for IFRS purposes, in 2004 the Company has recorded an impairment of goodwill related with audiovisuals business, amounting to Euro 28 million. Under U.S. GAAP, impairment tests are performed at the reporting unit level, which is a higher level than the cash-generating unit related with audiovisuals business. This analysis concluded that the fair value of the reporting unit exceeds its carrying amount and the goodwill was not deemed to be impaired. Accordingly, for U.S. GAAP purposes, the Company reversed the impairment recorded under IFRS.

        Except for the matter indicated above, for the years ended 31 December 2006, 2005 and 2004 according with Company impairment analysis there are no additional impairment situations in goodwill and intangible assets under both IFRS and US GAAP.

        The detail of the reconciliation item related to goodwill is as follows:

Shareholders' equity	2006	2005
Goodwill—PT Multimédia acquisition	(144,554,615)	(144,554,615)
Goodwill amortization(1)	79,483,519	79,483,519
Reversal of provision for impairment in the Audiovisuals business	28,000,000	28,000,000
Goodwill—Marconi acquisition	1,351,673	1,351,673

	(35,719,423)	(35,719,423)

(1)
In 2004, this caption included Euro 41,471,646 related to the Media businesses and Euro 3,509,738 related to PrimeSys which, with the disposal of these subsidiaries, were included in the net income reconciliation line for the year ended 31 December 2005, named "U.S. GAAP adjustments of discontinued operations" (Note 47 k)), therefore these items adjusted the gains obtained with these disposals.

Profit and loss from continued operations	2006	2005	2004
Reversal of provision for impairment in the Audiovisuals business	—	—	28.000.000

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

        The carrying values of goodwill under U.S. GAAP by business segment included in the caption "Intangible assets" as at 31 December 2006 and 2005 are as follows:

	2006	2005
Wireline businesses	307,653,849	307,653,849
PT Multimedia
Pay TV and Cable Internet	160,521,720	159,254,166
Media	—	—
Other:
MTC	40,499,689	—
PT Sistemas de Informação	12,180,183	12,180,183
Cabo Verde Telecom	8,335,657	8,335,657
Primesys	—	—
Other	12,709,287	14,719,365

	541,900,385	502,143,220

        The carrying values of goodwill under U.S. GAAP of equity investees included in the caption "Investments in group companies" as at 31 December 2006 and 2005 are as follows:

	2006	2005
Páginas Amarelas	88,635,279	88,635,279
Unitel	35,237,843	33,136,665
Other	586,144	3,865,274

	124,459,266	125,637,218

        The Company recorded amortization expense related to intangible assets of Euro 72.0 million, Euro 65.7 million and Euro 41.4 million for the years ended 31 December 2006, 2005 and 2004. The estimated intangible assets amortization expense for each of the following five years is approximately Euro 69.6 million per year.

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

  (i)    Connection fees

        The main difference between US GAAP and IFRS for revenue recognition is related with the recognition of connection fees. Portugal Telecom charges its customers connection fees in its fixed line telephone services in accordance with the prices established by Portuguese telecommunications regulator. For IFRS purposes, Portugal Telecom recognizes this revenue up front at the time that the customer is connected.

        According to Appendix A to IAS 18.17, revenue recognition of entrance fees (up-front fees) depends on the nature of the service provided. If the fee includes only the entrance as a standalone transaction, and all other services or products are paid separately, or if there is a separate annual subscription, the fee is recognized as revenue as long as there is no significant uncertainly as to its collectability.

        An up-front fee would not be regarded as relating to a separate transaction if, for example:

  •
  The up-front fee is negotiated in conjunction with the pricing of other elements;

  •
  The customer would ascribe a lower value, or no value, to the up-front activity in the absence of the performance of the other elements of the arrangement; or

  •
  The vendor often does not sell the initial right or activities separately.

        Portugal Telecom considers the connection fee to be a service completely independent from the phone services because:

  •
  This fee is established independently of fees for other services by the Portuguese telecommunication regulator;

  •
  This fee is not contingent upon services to be provided in the future and is charged to Portugal Telecom customers and other operators' customers for their connection to the primary local network; and

  •
  The Portuguese telecommunications regulator considers this to be an independent service and has approved a specific fee to be charged by Portugal Telecom since it is the primary operator required to rent the local loop to other operators.

        Accordingly, these connection and up-front are recorded under IFRS in earnings at the date they are charged.

        Under U.S. GAAP, Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101 modified by SAB 104, or SEC Staff Accounting Bulletin Topic 13-A.1, Revenue Recognition) guidance is followed, and such entrance fee which is considered to be revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship.

        The Company has estimated 5 years period as the average life of its customers in the cable/internet access and fixed live telephony. This estimated average customer life is based on management's best estimates. Such estimates are subject to revision, based on changes in customer demographics, the introduction of increased competition, as well as other factors.

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

        The effect of such change of accounting principle in 1 January 2004, under U.S. GAAP, resulted in a decrease in current assets of Euro 25,349,626 gross of tax effect and in an after tax loss of Euro 18,378,479 for the year ended 31 December 2004, of which Euro 24,175,458 corresponds to the cumulative effect of a change in accounting principle.

f)     Derivative instruments

        In accordance with "IAS 39 Financial Instruments: Recognition and Measurement", all derivates, including certain derivative instruments embedded in other contracts and derivatives used for hedging activities, are recorded at fair value. The accounting treatment for gains and losses resulting from changes in fair value depends on whether or not the derivative meets the definition of a hedging instrument and, if so, on the nature of the hedging relationship.

        On January 1, 2001, for U.S.GAAP purposes the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. SFAS 133, as amended and interpreted, which establishes similar accounting and reporting standards to IFRS for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under such standard all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge relationship, the changes in the fair value of the derivative and the change in fair value of the hedged item for the risk being hedged are recognized immediately in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the changes in the fair value of the derivative will be recorded in other comprehensive income and is recognized in the income statement when the hedged item affects earnings.

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

        Therefore, the differences between IFRS and U.S. GAAP included in the reconciliation tables above relate to the following:

  (i)
  Designation of hedging relationship—For U.S. GAAP purposes, when Portugal Telecom accounted for its derivates under FAS 133 in the period prior to December 31, 2004, it did not prepare all the necessary documentation in order to meet the standard requirements to enable such derivates to be recorded as hedge instruments at inception. As of the transition date to IFRS, Portugal Telecom prepared all the documentation required under IAS 39 in order to qualify for hedge accounting for all those transactions that were open on the date of the transition to IFRS and which had not been documented under FAS 133 at inception. As of the transition date to IFRS, Portugal Telecom prepared all the documentation required under IAS 39 in order to qualify for hedge accounting for all those transactions that were open on the date of the transition to IFRS and which had not been documented under FAS 133 at inception of the hedge strategy.

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

g)     Proportion of losses that exceed the equity participation of an associate

        Under IFRS an investor's proportional share of losses of an associate must be discontinued to be recognized after the carrying amount of the investment is reduced to zero, except if the investor has incurred legal or constructive obligations or made payments on behalf of the associate. In addition, IFRS defines the carrying amount of the investment in the associate to be its investment under the equity method together with any long-term interest that, in substance, form part of the investor's net investment in the associate. Therefore, under IFRS an investor's proportional share of losses is being recognized in excess of the investor's investment in ordinary shares to the other components of the investor's interest in an associate in the reverse order of their seniority (i.e., priority in liquidation).

        For U.S. GAAP the Company has applied the guidance under EITF 98-13 and EITF 99-10 and considered that such part of a loss arising from those associate companies had to be assigned to the respective loans granted. Under U.S. GAAP an investor should not recognize equity method losses based solely on the percentage of investee common stock held by the investor but should utilize a single entity-wide approach to determine the amount of its equity method losses when previous losses have reduced the common stock investment account to zero.

        As at 31 December 2006, 2005 and 2004, the Company granted loans to affiliated companies accounted for by the equity method with negative equity position. Under IFRS the respective losses that exceed the common stock investment is being recognized considering the percentage of investee common stock held by the investor. Under US GAAP such losses are being recognized considering the proportion of the participation of the investor loan in relation to the total liabilities of the investee.

        Therefore, the Company has included an adjustment in the reconciliation from IFRS to U.S. GAAP in order to account for the effect of the different proportion of losses that exceed the common stock investment being recognized under each respective GAAP.

h)    Consolidation of equity associate—Application of FIN 46 R—Variable interest entities and related transactions

        Under IFRS the Company consolidates those subsidiaries that are controlled by Portugal Telecom. Control as defined under IAS 27 is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. For those investments is associates where the Company holds, directly or indirectly (e.g., through subsidiaries), 20 per cent or more of the voting power of the associate or it is presumed that the Company has significant influence over such associate, the equity method of accounting is required under IFRS. In addition, under IFRS those special-purpose entities (SPE) should be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.

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

        In December 2003, the FASB published a revision to FIN 46 ("FIN 46R"), in part to clarify certain aspects of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs. In addition, certain associated Companies that are deemed to be a business under the definition of FIN 46R are included in the scoped of such accounting interpretation and need be evaluated in order to determine if the consolidation of such associated is required.

        Portugal Telecom assessed the adoption of FIN 46R as at 31 December 2004 and have concluded that certain investments in associates (UOL, Sport TV and Sportinveste Multimédia) should have been consolidated under the requirements of FIN 46 (R) in 2004. During 2006 and 2005 only Sport TV and Sportinveste Multimédia should have been consolidated based on FIN 46 (R). Accordingly, for U.S. GAAP, the Company consolidated the assets, liabilities and results of those companies for the years ended 2006, 2005 and 2004. Under IFRS Sport TV was proportionally consolidated and Sportinveste was accounted for under the equity method.

        The related impact of such on the consolidated financial statements was as follows:

	Increase / (Decrease)
	2006	2005
Current assets	36,147,791	33,736,565
Non-current assets	(46,842,118)	(63,885,954)

Total assets	(10,694,327)	(30,149,389)

Current liabilities	42,902,325	12,505,143
Non-current liabilities	18,022,943	35,124,791

Total liabilities	60,925,268	47,629,934

Net Income	5,089,861	(32,883,568)
Shareholders' equity	(71,619,595)	(77,779,323)

i)     U.S. GAAP adjustments of equity investees

        Following the completion of the joint venture by Portugal Telecom and Telefónica Móviles for the Brazilian mobile telecommunications market (Note 1 b), Portugal Telecom's consolidated financial statements under IFRS for the years ended 31 December 2006 and 2005 include the proportional consolidation of 50% of Brasilcel's assets and liabilities and 50% of Brasilcel's results.

        For U.S. GAAP purposes, the investment in Brasilcel is accounted for using the equity method of accounting as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Such difference in consolidation method does not have any effect in our IFRS or U.S. GAAP results. However, for purposes of the presentation of the differences between IFRS and U.S. GAAP related to Brasilcel, shareholders' equity and net income reconciliations for the periods ended 31 December 2006, 2005 and 2004 include one line named "U.S. GAAP adjustments of equity investees", which includes those adjustments.

        The detail of the U.S. GAAP adjustments of equity investees relates to our investment in Brasilcel is as follows:

Shareholders' equity U.S GAAP adjustments of equity investees	Notes		2006	2005
Difference with Brasilcel investment—goodwill(i)			(455,883,040)	(455,883,040)
Capitalised interest	47	c)	17,736,455	30,295,194
Goodwill—non amortization and impairment	47	d)	22,602,111	23,160,574
Purchase accounting(ii)			(22,174,380)	(16,930,251)

			(437,718,854)	(419,357,523)

Net income U.S GAAP adjustments of equity investees	Notes		2006	2005	2004
Purchase accounting(ii)			(6,791,808)	(888,694)	(24,773,629)
Capitalised interest	47	c)	(12,134,423)	(2,137,643)	89,113
Other			—	(919,828)	(2,440,749)

			(18,926,231)	(3,946,165)	(27,125,265)

  (i)    Difference with Brasilcel investment—goodwill

        As stated in Note 1, on December 27, 2002 Portugal Telecom and Telefónica Móviles completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel (the joint venture company). No gains or losses were recognized under Portuguese GAAP (our previous GAAP) as a result of the contribution, which was not changed under IFRS following an exemption applied under IFRS 1 related to IFRS 3 (business combinations).

        Under U.S. GAAP, the carrying value of the investments contributed to Brasilcel was lower than the carrying value under our previous GAAP as a result of the historical U.S. GAAP adjustments in the recorded goodwill.

        Therefore, the accumulated difference between IFRS and U.S. GAAP for the carrying amount of the investments contributed to Brasilcel for the goodwill in such companies, at the date of the formation of the joint venture, amounting to Euro 455,883,040, was included in our reconciliation presented in Note 48.

  (ii)    Purchase accounting

        The purchase accounting adjustment refers to differences arising in the carrying values of assets and liabilities with the adoption of the purchase accounting method. This adjustment is related to the acquisitions prior to 1 January 2004, which were still recorded under Portuguese GAAP using the pooling of interest method.

        This difference in purchase accounting is related with the following acquisitions occurred in Vivo: (i) the initial acquisition by TCP of a stake of 49% (i) acquisition by TCP of the remaining 51% in Global Telecom in 2002; initial acquisition by TCP in April 2003 of a stake in Tele Centro Oeste and acquisition of an additional stake in this company in October 2003; acquisitions of the minority interests from Tele Sudeste Celular Participações and Tele Leste Celular Participações in 2000. Under Portuguese GAAP, the excess amount of the proportional net assets acquired was allocated to goodwill, while under U.S. GAAP the purchase price method was used and the price was allocated to the fair value of the assets and liabilities acquired, which in these acquisitions primarily included the fair value of the Band A licenses and customer lists (intangible assets), tangible assets and debt.

j)     Tax rate for measuring deferred tax assets and liabilities

        Under IFRS deferred taxes are recorded at the tax rate expected to be enacted at the time they will be realized, while under US GAAP deferred taxes must be recorded at the enacted tax rate as of the balance sheet date. This GAAP difference generated a reconciling item in 2006 related to the change of the statutory tax rate in Portugal from 27.5% to 26.5%, which will only become effective as at 1 January 2007. For IFRS, Portugal Telecom changed the tax rate in measuring deferred taxes as at 31 December 2006, as mentioned in Note 18, while under US GAAP deferred taxes from subsidiaries located in Portugal remained recorded at the tax rate of 27.5%, which was still effective as at 31 December 2006.

k)    U.S. GAAP adjustments of discontinued operations

        This caption includes the adjustments related to companies classified as discontinued operations (Note 19) in 2005 and 2004 as follows:

	2005	2004
Currency translation adjustments related to the investment in PrimeSys as at 1 January 2004	(158.048.394)	—
Goodwill amortization
—Media businesses (Note 46 d))	(41.471.646)	—
—PrimeSys (Note 46 d))	(3.509.738)	—
Goodwill impairment
—Media businesses (Note 46 d))	63.647.853	—
Other adjustments related to discontinued operations	(2,235,359)	(1,749,396)

	(141,617,284)	(1,749,396)

        The adjustment related with the currency translation adjustments refers to the cumulative foreign currency translation adjustments as at 1 January 2004 from the investment in PrimeSys, which with the adoption of IFRS were transferred to "Retained earnings" following the exception permitted by IFRS 1 (Note 3 q)). In 2006, there are no discontinued operations.

48.    Reconciliation between Net Income and Shareholders' Equity Determined Under IFRS and U.S. GAAP

        The following is a summary of the significant adjustments to net income for the years ended 31 December 2006, 2005 and 2004 which would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements.

	Notes	2006	2005	2004
Net income according to the consolidated financial statements prepared under IFRS:
Net income from continued operations	(a)	954,127,813	667,222,670	699,146,521
Net income from discontinued operations	(b)	—	21,732,952	26,065,182

	(c)	954,127,813	688,955,622	725,211,703
Adjustments to conform with U.S. GAAP:
Adjustments from continued operations
Minority interests under IFRS(1)		(87,368,156)	(36,272,284)	(101,907,425)
Employee post-retirement benefits	47 a)	(275,086,787)	(246,573,049)	(120,178,179)
Depreciation of revaluation adjustment	47 b)	15,559,784	18,323,886	21,320,978
Capitalized interest	47 c)	(6,589,732)	(7,021,356)	(5,466,080)
Goodwill	47 d)	—	—	28,000,000
Revenue recognition	47 e)	29,835,470	6,318,528	12,460,350
Derivative instruments	47 f)	30,504,418	6,869,408	4,998,521
Proportion of losses that exceed the equity participation of an associate	47 g)	10,557,424	115,944	43,569,533
Application of FIN 46 R	47 h)	5,089,861	(32,883,568)	(72,077,632)
U.S. GAAP adjustments of equity investees	47 i)	(18,926,231)	(3,946,165)	(27,125,265)
Tax rate for measuring deferred tax assets and liabilities	47 j)	16,250,967	—	—
Tax effect on the above adjustments		60,289,547	54,294,096	19,855,719
Minority interests on the above adjustments		407,096	(1,908,607)	(16,929,198)

	(d)	(219,476,339)	(242,683,167)	(213,478,678)
Adjustments from discontinued operations
Minority interests under IFRS (1)		—	1,301,481	(104,844)
U.S. GAAP adjustments of discontinued operations	47 k)	—	(141,617,284)	(1,749,396)

	(e)	—	(140,315,803)	(1,854,240)

Net income before change in accounting principles under U.S. GAAP	(c)+(d)+(e)	734,651,474	305,956,652	509,878,785
Cumulative effect of a change in accounting principles—Subscriber acquisition costs	47 e)	—	—	(24,175,458)

Net income after change in accounting principles under U.S. GAAP		734,651,474	305,956,652	485,703,327

Net income from continued operations before change in accounting principles under U.S. GAAP	(a)+(d)	734,651,474	424,539,503	485,667,843

Net income from discontinued operations under U.S. GAAP	(b)+(e)	—	(118,582,851)	24,210,942

Basic earnings per share:
Net income before change in accounting principles	49 d)	0.66	0.27	0.43
Net income after change in accounting principles	49 d)	0.66	0.27	0.41
From continued operations before change in accounting principles	49 d)	0.66	0.37	0.41
From discontinued operations	49 d)	0.00	(0.10)	0.02
Diluted earnings per share:
Net income before change in accounting principles	49 d)	0.65	0.27	0.43
Net income after change in accounting principles	49 d)	0.65	0.27	0.41
From continued operations before change in accounting principles	49 d)	0.65	0.37	0.41
From discontinued operations	49 d)	0.00	(0.10)	0.02

(1)
Net income included in the consolidated financial statements under IFRS is presented before minority interests, while under U.S. GAAP net income should be presented net of minority interests.

(2)
Includes the effect of the capitalized interest and the related depreciation amounting to Euro 6,589,732, Euro 7,021,356 and Euro 7,055,807, for the years ended 31 December 2006, 2005 and 2004.

        The following is a summary of the significant adjustments to shareholders' equity as at 31 December 2006 and 2005 which would be required if U.S. GAAP had been applied instead of IFRS in the financial statements.

	Notes	2006	2005
Shareholders' equity according to the consolidated financial statements prepared under IFRS		3,106,037,938	2,582,077,365

Adjustments to conform with U.S. GAAP:
Minority interests under IFRS(1)		(850,788,208)	(753,686,076)
Post retirement benefits	47 a)	19,062,000	732,880,000
Revaluation of fixed assets	47 b)	(140,955,716)	(156,515,500)
Capitalized interest(2)	47 c)	39,398,094	45,987,826
Goodwill	47 d)	(35,719,423)	(35,719,423)
Revenue recognition	47 e)	(107,587,148)	(137,422,618)
Derivative instruments	47 f)	211,533,461	120,578,436
Proportion of losses that exceed the equity participation of an associate	47 g)	—	(10,557,424)
Application of FIN 46	47 h)	(71,619,595)	(77,779,323)
U.S. GAAP adjustments of equity investees	47 i)	(437,718,854)	(419,357,523)
Tax rate for measuring deferred tax assets and liabilities	47 j)	32,482,284	—
Tax effect on the above adjustments		117,039,615	(67,304,284)
Minority interests on the above adjustments		(3,580,664)	(3,787,439)

Net adjustments		(1,228,454,154)	(762,683,348)

Shareholders' equity in accordance with U.S. GAAP		1,877,583,784	1,819,394,017

(1)
Shareholders' equity included in the consolidated financial statements under IFRS is presented including minority interests, while under U.S. GAAP shareholders' equity should be presented net of minority interests.

(2)
Net of accumulated depreciation of Euro 188,048,530, Euro 181,458,797 and Euro 174,437,441, for the years ended 31 December 2006, 2005 and 2004, respectively.

        The changes in shareholders' equity for the years ended 31 December 2006 and 2005 are as follows:

	2006	2005
Shareholders' equity in accordance with U.S. GAAP as of beginning of the period	1,819,394,017	1,638,520,119
Comprehensive income (loss) (Note 49 a)	858,347,530	950,392,639
Dividends paid (Note 40)	(526,402,838)	(395,085,000)
First-time adoption of SFAS 158(1)	(273,754,925)	—
Acquisition of treasury shares through the exercise of equity swaps	—	(340,455,888)
Treasury shares acquired by PT Multimedia from minority shareholders	—	(33,977,853)

Shareholders' equity in accordance with U.S. GAAP as of ending of the period	1,877,583,784	1,819,394,017

(1)
Following the adoption of SFAS 158 as at 31 December 2006, the Company recorded a pre-tax amount of Euro 377,593,000 (Note 49) and the related tax effect of Euro 103,838,075 (Note 49) directly as adjustments to the ending balance of accumulated other comprehensive income.

        The income statement under U.S. GAAP for the years ended 31 December 2006, 2005 and 2004, using a functional format, are as follows:

	2006	2005	2004
Operating revenues	4,346,311,038	4,453,667,905	4,497,991,743
Operating expenses
Cost of services and sales	2,064,458,482	2,091,113,062	1,999,829,847
Selling, general and administrative	606,782,193	575,521,926	803,837,267
Depreciation and amortization	698,729,838	666,517,310	631,758,074
Curtailment costs, net	58,717,638	360,127,785	176,325,800
Impairment losses and losses on disposals of fixed assets, net	8,791,700	1,431,905	7,389,178

	3,437,479,851	3,694,711,988	3,619,140,166

Income before financial results and taxes	908,831,187	758,955,917	878,851,577
Financial results	(103,347,577)	(113,718,474)	(177,625,519)

Income before income taxes, minority interest, equity in earnings of affiliated companies, and discontinued operations	805,483,610	645,237,443	701,226,058
Income taxes	85,426,563	249,345,807	125,576,387
Equity in losses (earnings) of affiliated companies	(63,023,919)	(75,513,983)	8,989,996

Income from continued operations	783,080,966	471,405,619	566,659,675
Net income from discontinued operations	—	(119,884,332)	24,315,786

Net income before change in accounting principles	783,080,966	351,521,287	590,975,461
Change in accounting principles—EITF 00-21	—	—	(24,175,458)

Net income after change in accounting principles	783,080,966	351,521,287	566,800,003
Attributable to minority interest	48,429,492	45,564,635	81,096,676
Attributable to the equity holders of the parent	734,651,474	305,956,652	485,703,327

        The reconciliation between the Company's balance sheet under IFRS as at 31 December 2006 considering the investment in Brasilcel accounted for by the equity method, is as follows:

	IFRS with proportional consolidation	Proportional consolidation	IFRS with consolidation under equity method
Current assets	3,998,670,824	(890,494,301)	3,108,176,523
Investments	499,098,279	2,551,832,044	3,050,930,323
Other investments	132,391,079	(819,907)	131,571,172
Intangible assets, net	3,490,881,263	(2,245,254,964)	1,245,626,299
Tangible assets, net	3,942,033,190	(1,131,810,840)	2,810,222,350
Post retirement benefits	134,060,519	—	134,060,519
Deferred taxes	1,167,007,154	(351,507,323)	815,499,831
Other non-current assets	807,106,992	(141,635,016)	665,471,976

Total assets	14,171,249,300	(2,209,690,307)	11,961,558,993

Current liabilities	3,888,379,304	(1,046,865,113)	2,841,514,191
Post retirement benefits	1,807,570,587	—	1,807,570,587
Medium and long-term debt	4,467,537,132	(517,320,266)	3,950,216,866
Deferred taxes	90,377,817	—	90,377,817
Other long-term liabilities	811,346,522	(87,071,963)	724,274,559

Total liabilities	11,065,211,362	(1,651,257,342)	9,413,954,020

Equity excluding minority interests(1)	2,255,249,730	—	2,255,249,730
Minority Interests	850,788,208	(558,432,965)	292,355,243

Total equity(1)	3,106,037,938	(558,432,965)	2,547,604,973

Total liabilities and shareholders' equity	14,171,249,300	(2,209,690,307)	11,961,558,993

(1)
Shareholders' equity included in the consolidated financial statements under IFRS is presented including minority interests, while under U.S. GAAP shareholders' equity should be presented net of minority interests.

        The reconciliation between the Company's statements of profit and loss under IFRS for the year ended 31 December 2006 considering the investment in Brasilcel accounted for by the equity method is as follows:

	IFRS with proportional consolidation	Proportional consolidation	IFRS with consolidation under equity method
Revenues	6,342,947,022	(2,059,295,163)	4,283,651,859
Operating expenses	(5,256,121,248)	2,122,175,682	(3,133,945,566)

Income before financial results and taxes	1,086,825,774	62,880,519	1,149,706,293
Financial results	(125,010,643)	60,474,133	(64,536,510)

Income before income taxes	961,815,131	123,354,652	1085,169,783
Minus: Income taxes	(7,687,318)	(156,886,220)	(164,573,538)

Net income from continued operations	954,127,813	(33,531,568)	920,596,245
Net income from discontinued operations	—	—	—

Net income	954,127,813	(33,531,568)	920,596,245

Attributable to:
Minority interests	(87,368,156)	33,531,568	(53,836,588)
Equity holders of the parent	866,759,657	—	866,759,657

        A condensed consolidated balance sheet of Brasilcel as at 31 December 2006 and 2005 and a statement of profit and loss for the years ended 31 December 2006 and 2005 under IFRS are presented in Note 7 c).

49.    Additional Financial Statement Disclosures Required by U.S. GAAP and the SEC

        The following financial information is presented on the basis of U.S. GAAP:

a)    Comprehensive Income

  (i)    Statements of Comprehensive Income/(Loss):

	2006	2005	2004
Net Income under U.S. GAAP	734,651,474	305,956,652	485,703,327
Other comprehensive income (loss), net of tax effects:
Foreign currency translation adjustments	(77,947,210)	858,258,201	18,291,645
Minimum liability adjustment	187,250,825	(212,724,425)	(118,709,325)
Unrealized gains on available for sale securities, net	14,392,441	(1,097,789)	2,674,438

Comprehensive income (loss) under U.S GAAP	858,347,530	950,392,639	387,960,085

  (ii)    Disclosure of Accumulated Other Comprehensive Income Balances:

	Foreign currency items	Minimum liability adjustment(1)	Accrued post-retirement liability(2)	Unrealized gain on securities	Total
Ending balance as at 31 December 2004	(2,657,408,869)	(519,552,400)	—	3,371,718	(3,173,589,551)
Current year change, before tax effect	858,258,201	(293,413,000)	—	(1,514,192)	563,331,009
Tax effect	—	80,688,575	—	416,403	81,104,978

Ending balance as at 31 December 2005	(1,799,150,668)	(732,276,825)	—	2,273,929	(2,529,153,564)
Current year change, before tax effect	(77,947,210)	258,277,000	—	19,851,643	200,181,433
Tax effect	—	(71,026,175)	—	(5,459,202)	(76,485,377)
First time adoption of SFAS 158(1)(2):
Before tax (Note 48)	—	751,760,000	(1,129,353,000)	—	(377,593,000)
Tax effect (Note 48)	—	(206,734,000)	310,572,075	—	103,838,075

Ending balance as at 31 December 2006	(1,877,097,878)	—	(818,780,925)	16,666,370	(2,679,212,433)

(1)
As mentioned in Note 47.a), following adoption of SFAS 158 as at 31 December 2006, the minimum liability adjustment is no longer applicable under US GAAP. In accordance with SFAS 158, the change in the minimum liability adjustment during 2006 (before adopting the statement) was recorded as a component of other comprehensive income, while the balance of that minimum liability adjustment as at 31 December 2006 (date of adoption) was recorded as a direct adjustment to the ending balance of accumulated other comprehensive income.

(2)
As mentioned in Note 48, this caption is related to the adoption of SFAS 158 as at 31 December 2006, including the portion of actuarial gains and losses, prior year service gains and costs and net transition obligation that have not yet been recognised through net income, and therefore has been recognised as a component of other comprehensive income, net of tax, as of that date. However, for 2006, as the year of first adoption of this statement, prior service costs that have not yet been included in net periodic benefit cost as of the end of the fiscal year in which the Statement is initially applied are recognized as components of the ending balance of accumulated other comprehensive income, net of tax. Any required adjustment shall be reported as an adjustment of the ending balance of accumulated other comprehensive income. These amounts recognised in accumulated other comprehensive income, will be adjusted as from 2007 as they are subsequently recognised as components of net periodic pension cost, pursuant to the recognition and amortisation provisions of the respective Statements.

        The following presents the impact of applying the provisions of SFAS 158 on the Portugal Telecom's balance sheet as at 31 December 2006 (amounts in millions of Euros):

	Before SFAS 158	Adjustment SFAS 158	After SFAS 158
Under U.S. GAAP
Post retirement benefits—Non-current asset	286	(133)	153
Deferred tax assets	504	104	608
Post retirement benefits—Non-current liability	1,563	245	1,808
Accumulated other comprehensive income, net of tax	(2,405)	(274)	(2,679)
Total shareholders' equity	2,151	(274)	1,878

b)    Pension Benefits

        The following table sets forth certain supplementary information regarding our Pension Plans. The reconciliation of beginning and ending balances of benefit obligation, fair value of plan assets, the funded status and amounts recognised in other comprehensive income is as follows:

	2006	2005
Change in projected benefit obligation:
Benefit obligation at beginning of the year	4,238,824,313	3,592,378,856
Changes in the consolidation perimeter	1,270,982	(8,846,352)
Service cost	21,793,000	19,534,845
Interest cost	176,964,706	189,146,000
Prior year service cost / (gain)	(23,301,000)	(136,568,000)
Plan participants' contribution	9,590,000	10,640,000
Actuarial losses, net	(241,941,000)	592,064,579
Benefits paid from the funds	(163,959,000)	(148,046,236)
Benefits paid directly by the Company	(165,488,614)	(167,723,264)
Curtailment cost	217,742,200	296,243,885

Benefit obligation at end of the year	4,071,495,587	4,238,824,313

	2006	2005
Change in plan assets:
Fair value of plan assets at beginning of the year	2,200,172,000	1,972,620,000
Actual return on plan assets	158,277,996	167,177,000
Employer contribution	59,844,004	197,781,236
Plan participants' contributions	9,590,000	10,640,000
Benefits paid from the funds	(163,959,000)	(148,046,236)

Fair value of plan assets at end of the year	2,263,925,000	2,200,172,000

	2006	2005
Funded status of the plans:
Funded status	(1,807,570,587)	(2,038,652,313)
Unrecognized net transition obligation (asset)	—	56,717,000
Unrecognized net actuarial loss	—	1,485,851,000
Unrecognized prior year service gains	—	(187,080,000)

Accrued cost at end of the year	(1,807,570,587)	(683,164,313)
Additional minimum liability	—	(1,021,594,000)

Pension liability at end of the year	(1,807,570,587)	(1,704,758,313)

	2006	2005
Amounts recognised in accumulated other comprehensive income
Unrecognized net transition obligation (asset)	32,345,000	—
Unrecognized net actuarial loss	1,150,508,000	—
Unrecognized prior year service gains	(186,060,000)	—

	996,793,000	—

        The components of the net periodic pension cost for the Company plans on a U.S. GAAP basis are as follows:

	2006	2005	2004
Interest cost	176,964,706	189,146,000	176,485,000
Net amortization and deferral	64,460,004	58,234,579	36,961,000
Service cost	21,793,000	19,534,845	18,617,000
Estimated return on plan assets	(128,991,000)	(124,307,000)	(120,453,000)

Post retirement benefits	134,226,710	142,608,424	111,610,000
Estimated losses related to work force reduction programs(1)	217,448,200	335,252,885	163,397,800
Termination payments	20,277,419	—	—

Curtailment costs, net	237,725,619	335,252,885	163,397,800

Net periodic pension cost	371,952,329	477,861,309	275,007,800

(1)
The Company has a long-term strategic plan to reduce workforce in its wire line business. Each year, the Company makes a determination as to the number and category of workforce to be made redundant. In the years ended 31 December 2006, 2005 and 2004, respectively, the Company reduced its workforce by approximately 792, 1,272 and 651 employees. In connection with each termination of employment, the Company offers termination benefits including one-time payments. The Company also incurs curtailment expenses associated with pension and other employees benefit plans related to the terminated employees. As the employees will provide no future service to the Company, all service cost for such terminated employees must be accrued at the moment the termination decision has been made and communicated to employees.

        Portugal Telecom is required to disclose some additional information regarding expected future cash flows related with pension benefits. Expected gross benefit payments to be satisfied by Portugal Telecom's future cash flows and specific funds set up to cover these obligations from 2007 to 2016 are as follows (amounts in millions of Euros):

2007	157.6
2008	150.7
2009	142.2
2010	130.7
2011	117.9
2012-2016	380.2

        As at 31 December 2006, we have used an expected return on assets assumption of 6%. This rate was computed based on historical return on assets, the strategy and policies guidelines used in our investment funds and the target allocation of assets used in our funds. In addition we have also completed our analyses by comparing this expected return to yields available on financial markets with similar maturities as of our liabilities.

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

c)     Health care benefits

        The following table sets forth the reconciliation of beginning and ending balances of benefit obligation and the funded status of the Company plans:

	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of the year	912,807,431	701,797,528
Changes in the consolidation perimeter	1,241,684	—
Service cost	6,868,000	5,228,000
Interest cost	40,554,000	39,998,000
Prior service cost/(gain)	(146,317,684)	—
Actuarial losses/(gains)	(81,051,800)	182,020,470
Benefits paid by the Company	(34,192,208)	(34,302,467)
Worke force reduction program costs	11,609,762	18,065,900
Termination of Protocol with SNS (Note 9.1)	(220,417,000)	—

Benefit obligation at end of the year	491,102,185	912,807,431

	2006	2005
Change in plan assets:
Fair value of plan assets at beginning of the year	315,576,000	—
Actual return on plan assets	26,320,417	15,576,000
Employer contribution	302,328,287	300,000,000

Fair value of plan assets at end of the year	644,224,704	315,576,000

	2006	2005
Funded status of the plans:
Funded status	153,122,519	(597,231,431)
Unrecognized net transition obligation	—	70,586,000
Unrecognized prior year service costs (gains)	—	8,914,000
Unrecognized net loss	—	307,929,000

Pension liability at end of the year	153,122,519	(209,802,431)

	2006	2005
Amounts recognised in accumulated other comprehensive income
Unrecognized net transition obligation (asset)	45,436,000	—
Unrecognized prior year service gains	(138,969,000)	—
Unrecognized net actuarial loss	226,093,000	—

	132,560,000	—

        A summary of the components of the net periodic post retirement health care cost of the Company is presented in the following table:

	2006	2005	2004
Service cost	6,868,000	5,228,000	5,061,000
Interest cost	40,554,000	39,998,000	36,935,000
Net amortization and deferral	19,843,099	9,315,470	11,234,000
Expected return on assets	(36,935,000)	(18,000,000)	—

Post retirement benefits	30,330,099	36,541,470	53,230,000
Termination of SNS Protocol (Notes 7.a) and 9.5)	(220,417,000)	—	—
Curtailment losses related to work force reduction programs	29,880,762	24,874,900	12,928,000
Provisions for SNS receivables	11,528,257	—	—

Curtailment costs, net	(179,007,981)	24,874,900	12,928,000

Net periodic post retirement benefit cost	(148,677,882)	61,416,370	66,158,000

        As at 31 December 2006, a one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

Restatement of net periodic post-retirement benefit cost and accumulated post-retirement obligation, assuming change in the health care cost trend rate	1-Percentage Point Decrease	1-Percentage Point Increase
Effect on total of service and interest cost components	7,849,000	10,021,000
Effect on the post retirement benefit obligation	71,769,000	88,456,000

d)    Reconciliation of Earnings per Share Computation

        The computation of basic and diluted earnings per share for the years ended 31 December 2006, 2005 and 2004, prepared in accordance with U.S. GAAP is as follows:

		2006	2005	2004
Net income from continued operations before change in accounting principles under U.S. GAAP, net of minority interests	(1)	734,651,474	424,539,503	485,667,843
Net income from discontinued operations under U.S. GAAP, net of minority interests	(2)	—	(118,582,851)	24,210,942

Net income before change in accounting principles under U.S. GAAP	(3)	734,651,474	305,956,652	509,878,785
Cumulative effect of a change in accounting principles—Subscriber acquisition costs		—	—	(24,175,458)

Net income after change in accounting principles under U.S. GAAP	(4)	734,651,474	305,956,652	485,703,327
Financial costs incurred with exchangeable bonds (net of tax)(1)	(5)	5,272,196	5,659,858	5,160,506

	(6)	739,923,670	311,616,510	490,863,833

Weighted average common shares outstanding in the period	(7)	1,108,876,226	1,138,250,826	1,173,266,406
Effect of the exchangeable bonds		29,239,853	31,482,438	31,482,438

	(8)	1,138,116,079	1,169,733,264	1,204,748,844

Earnings per share from continued operations before change in accounting principles, net of minority interests
Basic	(1)/(7)	0.66	0.37	0.41
Diluted	[(1)+(5)]/(8)	0.65	0.37	0.41
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(7)	0.00	(0.10)	0.02
Diluted(1)	(2)/(8)	0.00	(0.10)	0.02
Earnings per share from total operations before change in accounting principles
Basic	(3)/(7)	0.66	0.27	0.43
Diluted	[(3)+(5)]/(8)	0.65	0.27	0.43
Earnings per share from total operations
Basic	(4)/(7)	0.66	0.27	0.41
Diluted	(6)/(8)	0.65	0.27	0.41

(1)
For the year ended 31 December 2005, the effects of the exchangeable bonds have been excluded from the calculations of diluted earnings per share from discontinued operations, since they would be antidilutive.

e)     Dividend information

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

f)     Recent Accounting Pronouncements

        The Standards and Interpretations recently issued by SEC, FASB, EITF, IASB or IFRIC but not yet effective, are as follows:

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

        In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

        This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Accounting for Servicing of Financial Assets

        In March 2006 the FASB issued Statement No. 156 "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Accounting for Uncertainty in Income Taxes

        In June 2006, the FASB issued FASB Interpretation (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of the adoption FIN 48.

Fair Value Measurements

        In September 2006, the FASB issued Statement of Financia1 Accounting Standards No. 157, "Fair Value Measurements". This statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

Employers' Accounting for Defined Pension and Other Postretirement Plans

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R)". This Statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statement 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year en 2006 and the Company adopted the statement at that time, as explained in Note 47 to our audited consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

Considering the Effects of Prior Year Misstatements

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", SAB 108 expresses the SEC's view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.

Gross versus Net Presentation of Taxes Collected from Customers

        In June 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies", if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

Financial Instruments: disclosures

        IFRS 7 "Financial Instruments: disclosures", issued on 18 August 2005, adds certain new disclosures about financial instruments to those currently required by IAS 32 "Financial Instruments: disclosure and Presentation", replaces the disclosures required by IAS 30 and puts all financial instruments disclosures together. This standard is effective for annual periods beginning on or after 1 January 2007.

Operating Segments

        IFRS 8 "Operating Segments", issued on 19 January 2006, defines an operating segment and reportable segment and required disclosures. This standard is effective for annual periods beginning on or after 1 January 2009.

Reassessment of Embedded Derivatives

        IFRIC 9 "Reassessment of Embedded Derivatives", issued on 1 March 2006, defines an embedded derivative and addresses when the entity has to assess the existence of and embedded derivative on a hybrid contract. This interpretation is effective for annual periods beginning on or after 1 June 2006.

Interim Financial Reporting and Impairment

        IFRIC 10 "Interim Financial Reporting and Impairment", issued on 20 July 2006, addresses an apparent conflict between the requirements of IAS 34 "Interim Reporting and Impairment" and other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. This interpretation is effective for annual periods beginning on or after 1 November 2006.

Group and Treasury Share Transactions

        IFRIC 11 "Group and Treasury Share Transactions", issued on 2 November 2006 provides guidance on applying IFRS 2 "Group and Treasury Share Transactions". This interpretation is effective for annual periods beginning on or after 1 March 2009.

Service Concession Arrangements

        IFRIC 12 "Service Concession Arrangements", issued on 30 November 2006, defines service concession arrangements, distinguishes two types of service concession arrangement, one when the operator receives a financial asset and other when the operator receives an intangible asset and addresses its accounting. This interpretation is effective for annual periods beginning on or after 1 January 2008.

PORTUGAL TELECOM, SGPS, SA

Exhibits to the Consolidated Financial Statements

I.    Subsidiary Companies

        The following companies were included in the consolidation as at 31 December 2006 and 2005:

			Percentage of ownership
			2006		2005
Company
	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Archways	Beijing	Remote access services.	China Pathway(70%)	46.20%	46.20%
Cabo TV Açoreana, SA	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.98%	48.98%
Cabo TV Madeirense, SA	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71.74%)	41.92%	40.32%
Cabo Verde Móvel(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	40.00%	—
Cabo Verde Multimedia(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	40.00%	—
Cabo Verde Telecom, SA	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Canal 20 TV, SA	Madrid	Distribution of TV products.	PT Multimedia (50%)	29.22%	29.22%
Cellco—Ste Cellulaire du Congo SARL (b)(c)	Congo	Telecommunications services in Congo.	Lea Louise (51%)	51%	—
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
China Pathway Logistics BV	Beijing	Management of investments.	PT Ventures (66,66%)	66.00%	66.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%
DCSI—Dados, Computadores e Soluções Informáticas, Lda.(b)	Lisbon	Provision of IT systems and services.	PT Comunicações (100%)	100%	—
Directel—Listas Telefónicas Internacionais, Lds. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100%	100%

Directel Cabo Verde—Servição, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%
Directel Macau—Listas Telefónicas, Lda.	Macau	Publication of telephone directors and operation of related databases in Macau.	Directel (75%) PT Asia (5%)	80.00%	80.00%
Directel Uganda—Telephone Directories, Limited(c)	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	58.36%	58.36%
Empresa Cine Mourense, Lda.(c)	Moura	Cinema exhibition.	PT Multimedia (99.46%)	58.12%	58.12%
Empresa de Recreios Artísticos, Lda. ("ERA")(c)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimedia (4.03%)	53.65%	53.65%
Guinetel, S.A.(c)	Bissau	Provision of public telecommunications services.	PT II (55%)	55.00%	55.00%
Grafilme—Sociedade Impressora de Legendas, Lda.	Lisboa	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	32.46%	32.46%
Hotel Video—Prestaço de Serviços, Lda.(c)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PTM (60%)	35.06%	34.53%
Infonet Portugal—Serviços de Valor Acrescentado, Lda	Lisbon	Commercialization of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicaçoes, Lda ("Janela Digital")(c)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%

			Percentage of ownership
			2006		2005
Company
	Head office	Activity	Direct	Effective	Effective
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60.00%	60.00%
Lea Louise BV	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%
LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusomundo Audiovisuais, SA	Lisbon	Import, commercialization, distribution and production of audiovisual products.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo Cinemas, SA	Lisbon	Cinema exhibition.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo Editores, SA	Lisbon	Movies distribution.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo España, SL ("Lusomundo Espana")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	58.36%	58.36%
Lusomundo Imobiliária 2, SA	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	58.24%	58.24%
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100.00%)	58.43%	58.43%
Mobitel, SA	São Paulo	Call center services.	PT Brasil (100%)	100%	95.74%
Mobile Telecommunications Limited (Note 2.b)(b)	Namíbia	Mobile cellular services operator	Portugal África BV (34%)	34.00%	—
Motormédia—Comércio, Publicidade e Serviços Multimedia, SA(c)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialization of a site dedicated to the car sector.	PT.com (100%)	100%	100%
Portugal África BV(b)	Amsterdam	Management of investments	PT Ventures (100%)	100.00%	—
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%

Portugal Telecom Brasil, SA ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.95%)	100.00%	100.00%
			PT Comunicações (0.05%)
Portugal Telecom Europa, S.P.R.L. ("PT Europa")(c)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Inovação, SA ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	Portugal Inovação (100%)	100.00%	100.00%
Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	78.12%
PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%
PT Centro Corporativo, SA(a)	Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100%	—
PT Comunicações, SA ("PT Comunicações")	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

			Percentage of ownership
			2006
					2005
Company
	Head office	Activity	Direct	Effective	Effective
PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, SA (former TV Cabo Audiovisuais)	Lisbon	Production and sale of television programs and advertising management.	PT Televisão por Cabo (100%)	58.43%	58.43%
PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA ("PT II")	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Meios—Serviços de Publicidade e Marketing, SA	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, SA(i)	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (58.43%)	58.43%	58.43%
PT Multimedia.com Brasil, Ltda. ("PTM.com Brasil")	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
PT Multimedia.com Participações, SA(c)	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%
PT Multimedia—Serviços de Apoio à Gestão, SA(c)	Lisbon	Providing management support services.	PT Multimedia (100%)	58.43%	58.43%
PT Portugal, SGPS, SA(a)	Lisbon	Management of investments.	Portugal Telecom (100%)	100%	—
PT Prestacões Mandatária de Aquisicões e Gestão de Bens, SA ("PT Prestações")	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime, SGPS, SA (Prime SGPS)(d)	Lisbon	Management of investments, under the business areas of corporate market and large customers.	—	—	100.00%

PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100%	100%
PT Prime Tradecom— Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Rede Fixa, SGPS, SA(a)	Lisbon	Management of investments.	Portugal Telecom 100%	(100%)	—
PT Sistemas de Informação, SA ("PT SI")	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%)	100.00%	100.00%
			TMN (0.1%)
PT Televisão por Cabo, SGPS, SA	Lisboa	Management of investments in television by cable market.	PT Multimedia (100%)	58.43%	58.43%
PT Ventures, SGPS, SA ("PT Ventures")	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT.com—Comunicações Interactivas, SA	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%
Regiforum—Empreendimentos Comerciais e Culturais, Lda.(d)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	—	—	100.00%
PT Imobiliária, SA	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
Sportstat—Informação Desportiva Independente, SA(c)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information.	PT.Com (99.98%)	99.98%	99.98%

Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, SA(c)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%
Teat Flower Trading Ltd.(c)	British Virgin Islands	International Business Trading Company.	PT Comunicacões (100%)	100.00%	100.00%
Telemática—Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%
Techlab—Electrónico, Lda.(c)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%
Timor Telecom, SA	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%
TMN—Telecomunicações Móveis Nacionais, SA	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%
TV Cabo Macau, SA(e)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	PT Ventures (67.5%) PT Asia (20%)	87.49%	87.49%
TV Cabo Portugal, SA	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	PT Televisão por Cabo (100%)	58.43%	58.43%
Web-Lab, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	90.00%

(a)
These companies were incorporated during 2006.

(b)
These companies were acquired during 2006.

(c)
These companies were consolidated by the equity method in 2006.

(d)
These companies were liquidated during 2006.

(e)
This company was disposed of in 2007.

II.    Associated companies

        The associated companies as at 31 December 2006 and 2005 were as follows:

			Percentage of ownership
			2006		2005
Company
	Head office	Activity	Direct	Effective	Effective
BEST—Banco Electrónico de Serviços Total, SA ("Banco Best")	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%
CTM—Companhia de Telecomunicações de Macau, SAR.L.	Macau	Provision of public telecommunications services, in Macau.	Pr Communicações (3%) PT Ventures (25%)	28.00%	28.00%
Distodo—Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50%)	29.22%	29.22%
Entigere—Entidade Gestora rede Multiserviços, Lda.	Lisbon	Networks management	PT Ventures (29%)	29.00%	29.00%
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.SAR.L.	Bissau	Provision of telecommunications services.	PT Comunicações (40.14%)	40.14%	40.14%
Hungaro Digitel KFT	Budapest	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Lisboa TV—Informação e Multimedia, SA	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40%)	23.37%	23.37%
Médi Telecom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%
Multicert—Serviços de Certificação Electrónica, SA	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Multitel—Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (35%)	35.00%	35.00%
Octal TV, SA.	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimedia (20%)	11.69%	11.69%
Páginas Amarelas, SA ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%

Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA	Lisbon	Networks management.	PT Ventures (15.27%)	15.27%	15.27%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimedia (11.11%) Portugal Telecom (11.11%)	28.72%	28.72%
Socofil—Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.	Lisboa	Distribution, exhibition, import and export of audiovisual products.	PT Multimedia (45.00%)	26.29%	26.29%
Sportinvest Multimedia SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Tranmissão de Sinais, SA	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%
Telesat—Satellite Communications, Limited	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	PT Ventures (18.52%) PT Asia (3.7%)	22.22%	22.22%
TV Lab—Serviços e Equipamentos Interactivos, SA	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%
UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS (22.17.%) PT Brasil (6.83%)	29.00%	29.00%
Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda	Lisbon	Development of services and products related with new technology in the TV market	PT .COM(50%)	50.00%	50.00%

III.    Companies consolidated using the proportional method

			Percentage of ownership
			2006		2005
Company
	Head office	Activity	Direct	Effective	Effective
Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Brasicel, N.V. ("Brasicel")	Amsterdam	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%
Celular CRT Participações(a)	Porto Alegre	Mobile cellular services operator.	—	—	34.38%
Vivo, SA(a)	Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.38%	33.05%
Portelcom Participações, SA ("Portelcom")	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brazil (39.85%)	50.00%	50.00%
Ptelecom Brazil, SA ("Ptelecom")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sport TV Portugal, SA	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50%)	29.22%	29.22%
Sudeste Celular participações, SA ("Sudeste Celularl")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Tagilo Participações, Lda. ("Tagilo")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
TBS Celular Participações, SA ("TBS")	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular (22.99)	48.13%	48.13%
Tele Sudeste(a)	Rio de Janeiro	Mobile cellular services operator.	—	—	45.51%
Tele Leste(a)	Bahia	Mobile cellular services operator.	—	—	25.34%
Vivo Participações, SA ("Vivo Participações")(a)	São Paulo	Management of investments.	Brasilcel (40.85%) Portelcom (4.68%) Sudestecel (6.22%) TBS (4.87%) Avista (3.91%) Tagilo (2.14%)	31.38%	33.05%
Telesp Celular, SA ("Telesp Celular")(a)	São Paulo	Mobile cellular services operator.	—	—	33.05%
TCO(a)	Brasilia	Mobile cellular services operator.	—	—	17.34%

(a)
As mentioned in Note 1, during 2006 a corporate restructuring was approved that consisted of the merger of shares of TCO into TCP and the merger of Tele Sudeste, Tele Leste and Celular CRT Participações into TCP, which was renamed to Vivo Participações SA. As a consequence of such restructuring, all operating companies were than fully owned by Vivo Participações. In the second half of 2006, a merger was approved, consisting of the incorporation into Global Telecom, subsequently renamed Vivo, SA, of the remaining companies that rendered mobile services in Brasil. As at 31 December 2006, the voting rights in Vivo Participações are 44.43%.

Deloitte.

Deloitte Touche Tohmatsu Rua Alexandre Dumas, 1981 04717-906 - São Paulo - SP Brasil
Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Universo Online S.A.

1.
We have audited the accompanying individual and consolidated balance sheets of Universo Online S.A. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Universo Online S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their changes in financial position for the years then ended in conformity with Brazilian accounting practices.

4.
The individual and consolidated statements of cash flows for the year ended December 31, 2006 and 2005 are not a required part of the basic financial statements in conformity with Brazilian accounting practices. This information has been subjected to the audit procedures mentioned in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 13, 2007

/s/ Deloitte Touche Tohmatsu

UNIVERSO ONLINE S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais—RS)

		Company		Consolidated
	Note	2006	2005	2006	2005
ASSETS
CURRENT ASSETS
Cash and banks		2,133	1,400	3,687	4,765
Temporary cash investments	4	385,996	324,760	391,097	329,508
Trade accounts receivable	5	49,340	40,882	54,316	47,532
Recoverable taxes	6	5,541	2,921	5,588	2,921
Deferred taxes	18	30,990	35,860	30,990	35,860
Advances to suppliers		1,316	6,091	1,352	6,124
Prepaid expenses		2,019	1,653	2,064	1,733
Other receivables		751	524	1,233	711

Total current assets		478,086	414,091	490,327	429,154

NONCURRENT ASSETS
Escrow deposits		3,715	3,573	3,722	3,580
Recoverable taxes	6	—	—	3,076	4,088
Deferred taxes	18	107,328	139,197	107,328	139,197
Intercompany receivables	7	10,741	10,385	456	2,644
Other receivables		235	699	248	719
Investments in subsidiaries	8	8,550	9,792	—	—
Property and equipment	9	54,376	51,245	56,300	53,172
Software license	9	10,280	7,017	10,494	7,379
Deferred charges	10	7,812	1,143	7,815	1,157

Total noncurrent assets		203,037	223,051	189,439	211,936

TOTAL ASSETS		681,123	637,142	679,766	641,090

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable		44,288	41,000	50,489	52,622
Loans and financing		—	—	—	206
Payroll and related charges		17,013	15,932	17,435	17,456
Taxes payable	11	15,717	14,056	16,140	14,514
Reserve for contingencies	12	17,055	43,108	17,495	44,115
Advances from customers		26,383	39,975	28,856	43,402
Other payables		469	8,852	711	9,057

Total current liabilities		120,925	162,923	131,126	181,472

NONCURRENT LIABILITIES
Intercompany payables	7	25	—	—	2,414
Allowance for losses on subsidiaries and affiliates	8	14,108	18,324	—	—
Taxes payable	11	6,024	12,763	6,024	12,763
Reserve for contingencies	12	9,420	5,020	9,480	5,080
Other provisions		—	—	3	3

Total noncurrent liabilities		29,577	36,107	15,507	20,260

MINORITY INTEREST		—	—	2,512	1,246

SHAREHOLDERS' EQUITY	13
Capital		908,029	908,029	908,029	908,029
Accumulated deficit		(377,408)	(469,917)	(377,408)	(469,917)

Total shareholders' equity		530,621	438,112	530,621	438,112

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		681,123	637,142	679,766	641,090

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais—R$, except earnings per share)

		Company		Consolidated
	Note	2006	2005	2006	2005
GROSS REVENUE FROM SERVICES
Subscriptions		468,197	430,298	484,591	456,898
Advertising and other		144,057	95,438	149,711	106,875

		612,254	525,736	634,302	563,773
Deductions from gross revenue		(151,311)	(118,309)	(153,607)	(119,727)

Net revenue		460,943	407,427	480,695	444,046
Cost of services		(202,681)	(193,646)	(215,394)	(214,745)

GROSS PROFIT		258,262	213,781	265,301	229,301
OPERATING INCOME (EXPENSES)
Selling expenses		(83,012)	(80,441)	(88,270)	(88,641)
General and administrative expenses		(58,476)	(57,410)	(62,060)	(65,488)
Depreciation and amortization		(31,903)	(20,412)	(32,731)	(21,482)
Investments in subsidiaries:
Equity in subsidiaries	8	2,180	(909)	—	—
Allowance for investment losses	8	(502)	(3,509)	—	—
Other income from investments		1,594	2,622	1,594	2,622
Other operating income (expenses):
Going public expenses	15	—	(22,727)	—	(22,727)
Other operating income	15	11,319	24,181	19,764	24,143

INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)		99,462	55,176	103,598	57,728

FINANCIAL INCOME (EXPENSES)
Financial expenses	14	(15,037)	(11,323)	(15,276)	(12,238)
Financial income	14	47,892	30,951	48,140	31,018
Exchange variation, net		(1,714)	11,129	(5,961)	8,426

INCOME FROM OPERATIONS		130,603	85,933	130,501	84,934
NONOPERATING INCOME (EXPENSES), NET	16	(334)	5,266	687	5,191

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		130,269	91,199	131,188	90,125
PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES		(1,469)	—	(1,469)	—
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES		(36,291)	175,057	(36,291)	175,057

INCOME BEFORE MINORITY INTEREST		92,509	266,256	93,428	265,182
MINORITY INTEREST		—	—	(919)	1,074

NET INCOME		92,509	266,256	92,509	266,256

EARNINGS PER SHARE—RS		0.77	2.22

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais—R$)

			Capital reserve
	Note	Capital	Share premium	Accumulated deficit	Total
BALANCES AS OF DECEMBER 31, 2004		348,115	116,842	(782,539)	(317,582)
Capitalization of debentures	14	260,300	—	—	260,300
Write-off interest on debentures		—	—	46,366	46,366
Share redemption		(23,359)	(116,842)	—	(140,201)
Capital increase		322,973	—	—	322,973
Net income		—	—	266,256	266,256

BALANCES AS OF DECEMBER 31, 2005		908,029	—	(469,917)	438,112
Net income		—	—	92,509	92,509

BALANCES AS OF DECEMBER 31, 2006		908,029	—	(377,408)	530,621

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais—R$)

		Company		Consolidated
	Note	2006	2005	2006	2005
SOURCES OF FUNDS
Net income		92,509	266,256	92,509	266,256
Minority interest		—	—	919	(1,074)
Items not affecting working capital:
Depreciation and amortization		31,903	20,412	32,731	21,482
Loss on disposal of property and equipment		282	424	282	424
Noncurrent deferred income and social contribution taxes		31,869	(139,197)	31,869	(139,197)
Exchange variation and interest on noncurrent assets and liabilities		(2,016)	(15,432)	(523)	(12,241)
Increase in (reversal of) reserve for contingencies		15,397	(36,825)	15,397	(36,824)
Reversal of interest on debentures		—	(11,296)	—	(11,296)
Reversal of receivables (payables)		851	—	(1,706)	—
Investments in subsidiaries:
Equity in subsidiaries	8	(2,180)	909	—	—
Increase in allowance for investment losses	8	502	3,509	—	—
Gain on capitalization of investment		—	(5,829)	—	(5,829)
Loss on sale of investments		347	—	347	—
Other investment results		—	(57)	—	(57)
Other provisions		—	(11,946)	(565)	(11,946)

Total from operations		169,464	70,928	171,260	69,698
From shareholders:
Capitalization		—	322,973	—	322,973
Minority interest		—	—	—	6,623
From third parties—
Decrease in noncurrent assets		14,007	—	18,420	—

Total sources		183,471	393,901	189,680	399,294

USES OF FUNDS
Share redemption		—	140,201	—	140,201
Increase in noncurrent assets		—	4,243	—	2,684
Acquisition cost of investments		50	—	—	—
Acquisitions — Property and equipment		36,598	10,441	36,598	10,487
Acquisitions — Deferred charges		8,651	173	8,651	173
Decrease in noncurrent liabilities		32,179	4,956	32,912	8,776
Transfer from noncurrent to current liabilities		—	15,546	—	15,785

Total uses		77,478	175,560	78,161	178,106

INCREASE IN WORKING CAPITAL		105,993	218,341	111,519	221,188

REPRESENTED BY
Current assets:
At end of year		478,086	414,091	490,327	429,154
At beginning of year		414,091	167,939	429,154	176,824

		63,995	246,152	61,173	252,330

Current liabilities:
At end of year		120,925	162,923	131,126	181,472
At beginning of year		162,923	135,112	181,472	150,330

		(41,998)	27,811	(50,346)	31,142

INCREASE IN WORKING CAPITAL		105,993	218,341	111,519	221,188

The accompanying notes are an integral part of these interim financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais—RS)

		Company		Consolidated
	Note	2006	2005	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income		92,509	266,256	92,509	266,256
Items not requiring outlay of cash:
Depreciation and amortization		31,903	20,412	32,731	21,482
Loss on disposal of property and equipment		282	424	282	424
Increase in allowance for investment losses	8	502	3,509	—	—
Equity in subsidiaries	8	(2,180)	909	—	—
Deferred taxes		1,469	—	1,469	—
Deferred income and social contribution taxes		36,291	(175,057)	36,291	(175,057)
Increase in allowance for doubtful accounts		2,433	5,523	2,753	7,060
Minority interest		—	—	919	(1,074)
Reversal of receivables (payables)		851	—	(7,527)	—
Gain on capitalization of investment		—	(5,829)	—	(5,829)
Loss on sale of investment		347	—	347	—
Reversal of reserve for contingencies		(540)	(29,298)	(221)	(29,291)
Other investments results		—	(57)	—	(57)
Other provisions		—	(11,946)	(565)	(11,946)
Interest, income from temporary cash investments and exchange variation, net		(38,193)	(37,548)	(36,475)	(34,486)
Changes in operating assets and liabilities:
Trade accounts receivable		(11,221)	(7,710)	(9,866)	(9,69I )
Recoverable taxes		(2,620)	(196)	(1,656)	(1,210)
Deferred taxes		448	—	448	—
Advances to suppliers		4,776	1,499	4,772	1,513
Escrow deposits		14,749	(911)	14,749	(911)
Prepaid expenses		(367)	(798)	(331)	(815)
Other receivables		238	14,709	(52)	14,810
Intercompany receivables		(1,207)	(2,691)	2,188	(96)
Other payables		(8,383)	(2,001)	(8,345)	(2,094)
Trade accounts payable		(3,445)	(14,226)	(4,118)	(11,300)
Payroll and related charges		1,081	3,335	(21)	3,737
Taxes payable		44	4,687	(91)	4,811
Interest payment		(3,885)	(1,533)	(3,885)	(1,533)
Intercompany payables		25	(1,231)	(708)	(5,050)
Advances from customers		(13,591)	23,062	(14,545)	23,349
Tax and other contingencies		(42,001)	(9,555)	(42,001)	(9,555)
Minority interest		—	—	—	6,623
Payables to shareholders		—	264	—	264

Net cash provided by operating activities		60,315	44,002	59,051	50,334

CASH FLOWS FROM INVESTING ACTIVITIES
Investments—
Acquisition cost		(50)	—	—	—
Property and equipment		(29,864)	(8,504)	(29,864)	(8,550)
Cash provided by sale of property and equipment		329	312	329	312
Deferred charges		(8,651)	(173)	(8,651)	(173)
Redemption of restricted cash		—	3,056	—	3,828
Capital contribution		—	322,973	—	322,973
Share redemption		—	(140,201)	—	(140,201)
Increase in temporary cash investments		(757,168)	(372,290)	(762,228)	(376,998)
Redemption of temporary cash investments		740,104	156,601	744,567	156,408

Decrease in cash used in investing activities		(55,300)	(38,226)	(55,847)	(42,401)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loans and financing		—	—	—	309
Repayment of bank financing (principal)		—	(4,850)	—	(5,633)
[CMS (state VAT) in installments—(principal)		(3,490)	(3,036)	(3,490)	(3,036)
PAES (tax debt refinancing program)/CPMF (tax on banking transactions) in installments		(792)	(792)	(792)	(792)

Decrease in cash used in financing activities		(4,282)	(8,678)	(4,282)	(9,152)
INCREASE (DECREASE) IN CASH, BANKS AND TEMPORARY CASH INVESTMENTS		733	(2,902)	(1,078)	(1,219)

(+) At beginning of year		1,400	4,302	4,765	5,984
(=) At end of year		2,133	1,400	3,687	4,765

NET INCREASE (DECREASE) IN CASH AND BANKS		733	(2,902)	(1,078)	(1,219)

Note: Taxes in installments were classified as financing activities since they refer to specific long-term contracts.

The accompanying notes are an integral part of these interim financial statements.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1.    OPERATIONS

        Universo Online S.A. (the "Company") is engaged in the development of Internet and Internet-related activities and holds interests in other companies engaged in these activities in Brazil and abroad.

        The Company's management has conducted actions for the continued enhancement of quality of Internet content and access provision, in order to: (a) add value to the services rendered to subscription, advertising and other customers; and (b) obtain increasingly improved controls over various operational processes.

        As part of its actions, in line with the commitment to innovation and quality of the content of its portal, the Company launched new products, such as UOL Phone (VoIP), Shopping UOL, UOL Megastore, and others.

        On December 14, 2005, the Company was registered with the Brazilian Securities Commission (CVM) and its shares are traded on the São Paulo Stock Exchange (BOVESPA) under the code UOLL4. The Company is also listed at BOVESPA Corporate Governance Level 2.

2.    PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

        The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), including the presentation individual (Company) and consolidated financial statements. These financial statements reflect the changes introduced by the following accounting standards: (i) Accounting Standards and Procedures 27 (NPC No. 27)—Presentation and Disclosures, and (ii) Accounting Standards and Procedures 22 (NPC No. 22)—Provisions, Liabilities, Contingent Liabilities and Contingent Assets, both issued by the Brazilian Institute of Independent Auditors (IBRACON) on October 3, 2005, and approved by CVM Resolutions No. 488 and 489, respectively, on the same date. Certain reclassifications have been made to the financial statements for the year ended December 31, 2005, presented for comparative purposes, to conform them to the aforementioned accounting standards and allow comparability with the current year. The main changes resulting from applying these standards are as follows:

  •
  Presentation of the group "Noncurrent" in assets and liabilities;

  •
  Reclassification of escrow deposits, previously classified in assets, to liabilities as a reduction of the account "reserve for contingencies", when applicable.

  •
  Presentation of the account "Software license (intangible)" in "Noncurrent assets".

        The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, the financial statements include several estimates related to the useful lives of property and equipment, reserve for contingencies liabilities, allowance for doubtful accounts and others. Actual results could differ from those estimates.

        Significant accounting practices adopted in the preparation of the financial statements are as follows:

  a)
  Temporary cash investments

  Stated at cost, plus income earned through the balance sheet dates, which approximates market value.

  b)
  Trade accounts receivable

  Stated net of the allowance for doubtful accounts, which is recorded in an amount considered sufficient to cover probable losses on realization of receivables. The recording of this allowance follows different criteria according to the corresponding collection system: (i) accounts receivable from subscriptions through credit cards or bank account direct debit—an allowance is recorded for over 30 days past-due amounts; (ii) other types of subscriptions—an allowance is recorded according to the historical average of losses; and (iii) advertising and barter—an allowance is recorded based on Management's analysis of collectibility.

  c)
  Other current and noncurrent assets

  Stated at the lower of cost or realizable value, plus, if applicable, income and monetary variation earned.

  d)
  Property and equipment and deferred charges

  Stated at acquisition cost, considering the following:

  •
  Depreciation of property and equipment is calculated under the straight-line method at the annual rates disclosed in note 9, based on the economic useful lives of assets.

  •
  Deferred charges are amortized over a period of three, five and ten years from the date benefits started to be generated.

  e)
  Realization of long-lived assets

  Management reviews long-lived assets, primarily property and equipment used in the business, for the purpose of determining the need for recognizing impairment when events or changes in circumstances indicate that the carrying value of these assets are not recoverable through operating activities. A write-down of the carrying value of these assets to their estimated fair values is made, if applicable, when operating cash flows are not sufficient to recover the carrying value of these assets.

  f)
  Reserve for contingencies

  The reserve for contingencies mentioned in note 12 is monetarily adjusted based on official monetary adjustment indexes.

  g)
  Loans and financing

  Adjusted to reflect based on exchange or monetary variations and interest incurred through the balance sheet dates, according to the terms of the agreements.

  h)
  Other current and noncurrent liabilities

  Stated at known or estimated amounts, plus, when applicable, charges incurred.

  i)
  Results of operations

  Recognized on an accrual basis, as follows: (i) revenue from subscriptions is recognized in the period services are provided, (ii) revenue from advertising is recognized in the period advertisement is placed, (iii) revenue from barter transactions is recognized when the service is provided or the advertisement is placed, and acquired services are recognized when incurred, and (iv) advertising expenses are recognized when incurred.

  j)
  Income and social contribution taxes

  Calculated in accordance with the legislation in effect at the balance sheet dates. Income and social contribution taxes are recognized in the statement of income for the period considering temporary differences for recognition of expenses and income for accounting and tax purposes. Deferred income and social contribution taxes recorded in current and noncurrent assets result from expenses recorded in the statement of income, although temporarily nondeductible. Additionally, deferred income and social contribution taxes for tax loss carryforwards were recognized.

  k)
  Earnings per share

  Calculated based on the number of shares outstanding at the balance sheet dates.

  l)
  Supplemental information

  The Company presents individual and consolidated statements of cash flows for purposes of additional analysis.

3.    CONSOLIDATION CRITERIA

        These consolidated financial statements have been prepared and are presented in conformity with CVM Instruction No. 247, of March 27, 1996, as amended, and include the accounts of the Company and the following subsidiaries:

	Ownership interest - %
Company
	2006	2005
Net+Phone Telecomunicações Ltda.	99.00	99.00
Netgratuita Ltda.	100.00	100.00
Nuggent Hall Ltd.	100.00	100.00
UOL Argentina Holdings S.A.	83.00	88.00
UOL E-Corp.	100.00	100.00
UOL International Services B.V.	100.00	—
Zip.Sports Ltda.	60.00	60.00

        The financial statements of foreign subsidiaries have been translated into Brazilian reais at the exchange rate in effect at the balance sheet dates, and conformed to Brazilian accounting practices.

        Intercompany balances, transactions and investments have been eliminated in the consolidated financial statements.

        Following is a breakdown of the main balance sheets and statements of income accounts:

	2006
	Netgratuita	Net+Phone	UOL E—Corp.	Zi.Sports	UOL International	UOL Argentina	Nuggent Hall
Balance sheet
Current assets	8	154	9,323	10	50	2,682	16
Noncurrent assets	—	—	310	14	—	3,108	—
Property and equipment	—	—	1	45	—	17,178	—
Current liabilities	—	(1,031)	(1,103)	(52)	—	(7,879)	(136)
Noncurrent liabilities	(149)	(3,615)	(31)	(2,573)	—	(311)	(3,980)
Shareholders' equity (shareholders' deficit)	141	4,492	(8,500)	2,556	(50)	(14,778)	4,100
Statement of income
Net sales	—	2,572	6,324	—	—	16,314	—
Cost of sales	—	(1,308)	(5,260)	—	—	(11,623)	—
Operating income (expenses), net	—	(1,559)	(2,356)	(212)	—	(1,320)	5
Nonoperating income	—	—	—	—	—	1,020	—
Net income (loss)	—	(295)	(1,292)	(212)		4,391	5

	2005
	Netgratuita	Net+Phone	UOL E—Corp.	Zi.Sports	UOL Argentina	Nuggent Hall
Balance sheet
Current assets	8	739	10,862	9	3,428	18
Noncurrent assets	—	—	269	23	6,622	—
Property and equipment	—	—	2	45	18,933	—
Current liabilities	—	(2,018)	(1,341)	(46)	(14,992)	(149)
Noncurrent liabilities	(149)	(2,918)	—	(2,375)	(3,602)	(3,974)
Shareholders' equity (shareholders' deficit)	141	4,197	(9,792)	2,344	(10,389)	4,105
Statement of income
Net sales	—	512	9,325	—	26,782	—
Cost of sales	—	(536)	(399)	—	(20,164)	—
Operating income (expenses), net	—	(3,317)	(1,959)	(178)	(15,492)	10
Nonoperating expenses	—	—	—	—	(76)	—
Net income (loss)	—	(3,341)	6,967	(178)	(8,950)	10

4.    TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	2006	2005	2006	2005
Bank certificates of deposit (CDBs)(a)	22,936	265,570	22,936	265,570
Brazilian funds with yield based on CDI (Interbank Deposit Rate)(b)	2	40,397	2	240,397
Foreign Certificates of Deposit(c)	227	18,793	5,328	23,541
Foreign Certificates of Deposit(d)	362,831	—	362,831	—

	385,996	324,760	391,097	329,508

(a)
Investments with yield based on the CDB/CDI or other similar indexes that can be redeemed at any time without affecting recorded income.

(b)
These investments can be redeemed at any time without affecting recorded income.

(c)
Investments with yield based on the U.S. dollar that can be redeemed at any time without affecting recorded income.

(d)
Investments abroad in Brazilian reais, with maturity on January 4, 2007.

	Company		Consolidated
	2006	2005	2006	2005
Subscriptions	55,058	47,156	61,540	53,852
Advertising and other	13,721	10,731	18,776	16,926

	68,779	57,887	80,316	70,778
Allowance for doubtful accounts	(19,439)	(17,005)	(26,000)	(23,246)

Total	49,340	40,882	54,316	47,532

        Changes in the allowance for doubtful accounts were as follows:

	Company		Consolidated
	2006	2005	2006	2005
Balance at beginning of year	(17,005)	(11,482)	(23,246)	(16,186)
Additions	(22,241)	(18,770)	(22,728)	(26,018)
(-) Write-offs	19,807	13,247	19,974	18,958

Balance at end of year	(19,439)	(17,005)	(26,000)	(23,246)

        Aging list is as follows:

	Company		Consolidated
	2006	2005	2006	2005
Current	35,833	28,273	36,516	30,031
30 days past-due	16,838	14,642	18,607	16,778
31 to 60 days past-due	3,542	3,391	3,914	5,125
61 to 90 days past-due	1,902	810	2,067	1,094
91 to 180 days past-due	5,884	4,427	5,984	4,981
Over 180 days past-due	4,780	6,344	13,228	12,769

Total trade accounts receivable	68,779	57,887	80,316	70,778

6.    RECOVERABLE TAXES

	Company		Consolidated
	2006	2005	2006	2005
IRRF (withholding income tax) on temporary cash investments	2,468	2,191	2,468	2,191
Other	3,073	730	3,120	730

Current	5,541	2,921	5,588	2,921

IVA= (value-added tax)	—	—	2,657	3,550
Other	—	—	419	538

Long-term assets	—	—	3,076	4,088

Total	5,541	2,921	8,664	7,009

7.    RELATED-PARTY TRANSACTIONS

	Consolidated
	2006			2005
	Accounts receivable	Accounts payable	Income (expenses)	Accounts receivable	Accounts payable	Income (expenses)
Portugal Telecom S.G.P.S. S.A.				—	—	25,703
Netgratuita Ltda.	149	—	—	149	—	—
Net Phone Telecomunicações Ltda.	3,615	—	—	2,917	—	—
Nuggent Hall Ltd.	3,978	—	—	3,971	—	—
UOL-E Corp.	31	—	—	—	—	—
UOL Sinectis S.A.	—	—	—	920	—	—
Zip.Sports Ltda.	2,512	25	—	2,315	—	—
Empresa Folha da Manila S.A.	456	—	(8,597)	113	—	(6,186)

Total	10,741	25	(8,597)	10,385	—	19,517

	Consolidated
	2006			2005
	Accounts receivable	Accounts payable	Income (expenses)	Accounts receivable	Accounts payable	Income (expenses)
Portugal Telecom S.G.P.S. S.A.	—	—	—	—	—	25,703
América TV S.A.	—	—	—	—	2,414	—
Editorial Perfil S.A.	—	—	—	2,531	—	—
Empresa Folha da Manhã S.A.	456	—	(8,597)	113	—	(6,186)

Total	456	—	(8,597)	2,644	2,414	19,517

        The Company paid to Empresa Folha da Mania S.A. amounts referring to rental of properties, communications and maintenance, among others, pursuant to the terms of the agreement signed between the parties, in the amount of R$8,874 (R$8,005 as of December 31, 2005).

        Other balances recorded in noncurrent assets refer to advances of funds to cover expenses of related parties, and advances for future capital increase, which are not subject to financial charges or maturity dates.

        The Company, in order to optimize available resources, offers advertising space for barter for either third parties or related parties, on equal commercial conditions. The breakdown of revenues and costs related to barter operations with Empresa Folha da Manhã S.A. is as follows:

	Company		Consolidated
	2006	2005	2006	2005
Net revenue from barters	2,342	2,782	2,342	2,782
Barter expenses	(2,065)	(963)	(2,065)	(963)

Net effect	277	1,819	277	1,819

8.    INVESTMENTS

  Company

  Information on investees as of December 31, 2006

Direct or indirect subsidiaries	Shareholders' equity (deficit)	Net income (loss)	Ownership interest—%	Accumulated equity in subsidiaries as of 12/31/06	Accumulated reversal (allowance for losses on subsidiaries and affiliates) as of 12/31/06	Investments (allowance for losses on subsidiaries and affiliates) as of 12/31/06
Netgratuita Ltda.	(141)	—	100.00	—	—	(141)
UOL E-Corp.	8,500	(1,292)	100.00	(1,292)	—	8,500
UOL Argentina Holdings S.A.	14,778	4,391	83.00	3,472	—	(2,819)
Net+Phone Telecomunicações Ltda.	(4,492)	(295)	99.00	—	(295)	(4,492)
Nuggent Hall Ltd.	(4,100)	5	100.00	—	5	(4,100)
UOL International Services B.V.	50	—	100.00	—	—	50
Zip.Sports Ltda.	(2,556)	(212)	60.00	—	(212)	(2,556)

Total				2,180	(592)

Investments						8,550

Allowance for losses						(14,108)

        Information on investees as of December 31, 2005

Direct or indirect subsidiaries	Shareholders' equity (deficit)	Net income (loss)	Ownership interest—%	Accumulated equity in subsidiaries as of 12/31/05	Accumulated reversal (allowance for losses on subsidiaries and affiliates) as of 12/31/05	Investments (allowance for losses on subsidiaries and affiliates) as of 12/31/05
Netgratuita Ltda.	(141)	—	100.00	—	—	(141)
UOL E-Corp.	9,792	6,967	100.00	6,967	—	9,792
UOL Argentina Holdings S.A.	10,389	(8,950)	88.00	(7,876)	—	(7,537)
Net+Phone Telecomunicações Ltda.	(4,197)	(3,341)	99.00	—	(3,341)	(4,197)
Nuggent Hall Ltd.	(4,105)	10	100.00	—	10	(4,105)
Zip.Sports Ltda.	(2,344)	(178)	60.00	—	(178)	(2,344)

Total				(909)	(3,509)

Investments						9,792

Allowance for losses						(18,324)

  •
  Netgratuita Ltda.    (100% interest in voting capital and total capital): is engaged in Internet access services by means of any type of protocols, platforms or technologies available either presently or in the future, and telecommunications network management for traffic of data, audio, video, and voice for other companies to connect.

  •
  UOL E-Corp.    (100% interest in voting capital and total capital): is engaged in the negotiation of agreements for global sales of the Company's advertisements to Spanish-speaking countries where the Company operates as well as to Brazil, mainly directed to companies within the NAFTA block (United States, Canada, and Mexico) with branches in countries where the Company operates.

  •
  UOL Argentina Holdings S.A. (83% interest in voting capital and total capital): is engaged in the development of Internet and Internet-related activities and holds interests in other companies engaged in the same activities.

  In September 2005, the indirect subsidiary UOL Sinectis S.A. elected to apply for the legal regime "Concurso preventivo" (proceedings for settlement and reorganization under Argentinean law) to begin a restructuring plan that includes the negotiation of contracts with suppliers under better conditions and cost reductions, among other measures.

  After meeting the local legal requirements relating to "Concurso preventivo" and as part of the restructuring plan, UOL Sinectis S.A. negotiated with its suppliers and obtained a discount on its debt, which is recorded under the caption "Other operating income (expenses), net" in the amount of R$ 5,821. Negotiations have also been concluded and, according to the agreements made on September 10, 2001 and December 17, 2002, the Company transferred 5% of its shares in UOL Argentina Holdings S.A. to América TV S.A. according to the minutes of July 12, 2006. The Company has guaranteed the necessary funds for the normal continuity of the subsidiary's operations.

  The investment is stated net of the provision for write-off of goodwill of UOL Sinectis S.A. in the amount of R$ 15,084 as of December 31, 2006 (R$16,678 as of December 31, 2005).

  •
  Net+Phone Telecomunicacoes Ltda. (99% interest in voting capital and total capital): is primarily engaged in the rendering of general telecommunications services and related services of technical, administrative, organizational, sales and consulting assistance, in addition to study and research activities for purposes of development of the telecommunications sector.

  •
  Nuggent Hall Ltd. (100% interest in voting capital and total capital): is engaged in the coordination of the international units owned by the Company, particularly regarding the best allocation of financial resources.

  •
  UOL International Services B.V. (100% interest in voting capital and total capital): is engaged in Internet and Internet-related activities.

  •
  Zip.Sports Ltda. (60% interest in voting capital and total capital): is engaged in the rendering of information technology and Internet services; digital information development, licensing and transfer through networks; software and hardware trade and development of e-commerce; creation, management and operation of an Internet portal intended to provide information on sports activities and news and/or other sports-related activities; and investments in other companies.

  There are no sureties, collaterals, guarantees, mortgages or liens granted by the Company in favor of the subsidiaries.

9.    PROPERTY AND EQUIPMENT

	Company
	2006					2005
	Cost	Accumulated depreciation	Net	Annual depreciation rate(%)		Cost	Accumulated depreciation	Net	Annual depreciation rate(%)
IT equipment	113,697	(75,912)	37,785	35.8	(b)	90,929	(58,435)	32,494	22.0	(a)
Software license	51,851	(41,571)	10,280	20.0		43,664	(36,647)	7,017	20.0
Furniture and fixtures	3,689	(2,351)	1,338	10.0		3,396	(2,007)	1,389	10.0
Installations	14,567	(6,570)	7,997	10.0		13,974	(5,126)	8,848	10.0
Machinery and equipment	10,199	(4,803)	5,396	19.4	(b)	9,314	(3,095)	6,219	10.0
Property and equipment in progress	—	—	—	—		606	—	606	—
Other	1,889	(29)	1,860	10.0		1,715	(26)	1,689	10.0

Total	195,892	(131,236)	64,656			163,598	(105,336)	58,262

	Consolidated
	2006					2005
	Cost	Accumulated depreciation	Net	Annual depreciation rate(%)		Cost	Accumulated depreciation	Net	Annual depreciation rate(%)
IT equipment	116,050	(77,260)	38,790	35.8	(b)	96,911	(63,673)	33,238	22.0	(a)
Software license	53,846	(43,352)	10,494	20.0		45,863	(38,484)	7,379	20.0
Furniture and fixtures	3,817	(2,425)	1,392	10.0		4,353	(2,927)	1,426	10.0
Installations	15,654	(7,059)	8,595	10.0		15,254	(5,629)	9,625	10.0
Machinery and equipment	10,201	(4,804)	5,397	19.4	(b)	9,365	(3,126)	6,239	10.0
Property and equipment in progress	—	—	—	—		606	—	606	—
Other	2,380	(254)	2,126	10.0		2,252	(214)	2,038	10.0

Total	201,948	(135,154)	66,794			174,604	(114,053)	60,551

  (a)
  Weighted average rate between 20% and 40%.

  (b)
  Beginning January 2006, the Company opted for accelerated depreciation of assets directly related to its technology facilities, based on the projection of new investments financed by funds from the initial public offering, and the estimated useful lives of the assets, involving the Company's technical areas. The increase in depreciation rates represented an increase in depreciation expenses of approximately R$9,768 in the year ended December 31, 2006.

Lease agreements

        The Company has lease agreements for data processing and telecomputing equipment, whose installments include principal plus interest, paid on a monthly basis, with maturities through October 2008. The contractual interest ranges from CDI + 3.91% to 4.91% per year. In the year ended December 31, 2006, installments in the amount of R$2,756 (R$5,094 as of December 31, 2005) were amortized and recorded as expenses.

        Had these lease agreements been treated as financing operations, the effects on the financial statements would be as follows:

	Consolidated
	2006	2005
On permanent assets:
Property, plant and equipment:
Cost	117,308	118,768
Accumulated depreciation	(117,029)	(116,147)

Total	279	2,621

On liabilities:
Current	2,915	3,335
Noncurrent	7,310	10,224

Total	10,225	13,559

On net income (loss):
Depreciation	(1,024)	(7,429)
Financial charges	(1,230)	(853)
Criteria difference between recording and payment periods	490	—
Reversal of installments amortized as operating expenses	2,756	5,094

Total	992	(3,188)

10.    DEFERRED CHARGES

	Company
	2006				2005
	Cost	Accumulated amortization	Net	Annual amortization rate(%)	Cost	Accumulated amortization	Net	Annual amortization rate(%)
Software and technology expenses	11,704	(3,962)	7,742	31.7	3,090	(3,013)	77	27.4	(*)
Leasehold expenses (amortized over the contractual term)	1,947	(1,877)	70	33.3	1,929	(863)	1,066	10

Total	13,651	(5,839)	7,812		5,019	(3,876)	1,143

	Consolidated
	2006				2005
	Cost	Accumulated amortization	Net	Annual amortization rate(%)	Cost	Accumulated amortization	Net	Annual amortization rate(%)
Software and technology expenses	11,704	(3,962)	7,742	31.7	3,090	(3,013)	77	27.4	(*)
Leasehold expenses (amortized over the contractual term)	2,709	(2,636)	73	33.3	2,771	(1,691)	1,080	10

Total	14,413	(6,598)	7,815		5,861	(4,704)	1,157

(*)
Weighted average rate between 20% and 33%.

11.    TAXES PAYABLE

	Company		Consolidated
	2006	2005	2006	2005
COFINS (tax on revenue)	1,604	696	1,616	698
ISS (service tax)	60	100	60	100
PIS (tax on revenue)	2,637	2,230	2,840	2,594
ICMS (state VAT)(a)	7,385	7,283	7,507	7,316
CPMF (tax on banking transactions)(b)	1,066	1,019	1,066	1,019
Income and social contribution taxes	1,021	—	1,021	—
Other	1,944	2,728	2,030	2,887

Current	15,717	14,056	16,140	14,614

ICMS	—	6,070	—	6,070
CPMF	6,024	6,693	6,024	6,693

Noncurrent liabilities	6,024	12,763	6,024	12,763

Total	21,741	26,819	22,164	27,377

  (a)
  The subsidiaries Universo Online Ltda. and Brasil Online Ltda., merged into Universo Online S.A., challenged in court the levy of the ICMS on Internet access services in the states where they operate. The court's decision, published on April 25, 2002, held that the tax was due, revoking the injunction suspending the levy of said tax previously granted. Universo Online Ltda. and Brasil Online Ltda. filed an appeal requesting review of the decision, which is awaiting judgment of the Court of Justice of the State of Sao Paulo. These two companies recorded a reserve for contingencies at the rate of 5%. However, in the quarter ended September 30, 2002, regarding the period between the revocation of the decision that suspended the levy of the tax credit challenged and the beginning of the escrow deposits, the companies elected to pay this tax in installments, which is recorded as of December 31, 2006 in current liabilities under the caption "Taxes payable", in the amount of R$7,385 (R$7,283 as of December 31, 2005), and in noncurrent liabilities, in the amount of R$6,070, as of December 31, 2005.

  (b)
  The Company challenged in court the payment of the CPMF. Based on a specific injunction granted in July 1999, this tax has not been debited from bank accounts.

    Since June 2001, after a final court decision, the Company has paid this tax regularly, and entered into an installment payment arrangement for the debt past due through that date, by means of the Special Installment Payment Plan (PAES), established by Law No. 10684 103, dated May, 30, 2003, through a protocol filed with the Federal Revenue Service on July 30, 2003.

    As an essential condition to continue opting for PAES, the Company may have past-due installments for three consecutive months or six alternate months, whichever occurs first. As of December 31, 2006 and 2005, the Company complied with the aforementioned requirements and others related to PAES.

    In 2006 the Company amortized the amount of R$1,056 (R$968 in 2005).

    Management estimates that the balance as of December 31, 2006 of said installment payment arrangement will be settled within 78 months, using the fixed number of installments and monetarily adjusted based on the Long-Term Interest Rate (TJLP) for this period.

    Changes in the debts estimated by the Company, related to the installment payment, including the amount of principal plus interest and fine, as of December 31, 2006, is as follows:

Company and consolidated
Balance as of the date of opting for PAES	7,923
Updates based on the TJLP in 2003/2004/2005	2,049
Payments in 2003/2004/2005	(2,260)

Balance as of December 31, 2005	7,712
Updates based on the TJLP in 2006	434
Payments in 2006	(1,056)

Balance as of December 31, 2006	7,090
Current liabilities	1,066

Noncurrent liabilities	6,024

12.    RESERVE FOR CONTINGENCIES

        The Company and its subsidiaries are exposed to certain contingencies that include ongoing tax, labor and civil lawsuits. Management records reserves for contingencies for probable losses and, for labor claims, based on historical losses. Lawsuits assessed as possible loss are disclosed in notes to the financial statements when: (a) the estimated amount for the resolution of the lawsuit is considered material; or (b) the amount cannot be reasonably estimated. Losses assessed as remote are not recorded or disclosed.

        The Company and its subsidiaries maintain a provision for all taxes established by law and that are being challenged in court, as they understand that such taxes are legal obligations under CVM Resolution No. 489/05.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued)

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

        Under the above-mentioned criteria and including but not limited to the legal counsel's opinion, the Company recorded the following reserve for contingencies:

	Company		Consolidated
	2006	2005	2006	2005
Labor			440	322
ICMS (State VAT)(a)	—	10,303	—	10,303
COFINS (tax on revenue)(b)	14,768	26,347	14,768	26,347
ISS (service tax)	1,058	5,392	1,058	5,392
PIS (tax on revenue)	1,229	1,066	1,229	1,066
Other contingencies	—	—	—	685

Current liabilities	17,055	43,108	17,495	44,115

Labor	545	544	545	544
ICMS (State VAT)(a)	364	305	364	305
COFINS (tax on revenue)	877	561	877	561
IPTU (Municipal property tax)	—	31	—	31
FGTS (Severance pay fund)	1,931	1,668	1,931	1,668
Other contingencies	5,703	1,911	5,763	1,971

Noncurrent liabilities	9,420	5,020	9,480	5,080

Total	26,475	48,128	26,975	49,195

(a)
After the unfavorable court decision received in the quarter ended September 30, 2002, the Company filed incidental temporary injunction in the Court of Justice of the State of Sao Paulo. In the records of said injunction the monthly escrow deposit of the tax was authorized, which is recorded as of December 31, 2006, in the amount of R$22,881 (R$18,910 as of December 31, 2005), until a final decision. Monthly ICMS amounts for other states were being determined and accrued with their applicable legal charges in the amount of R$ 12,160 and were reversed by the Company based on assessment and understanding of the legal counsel and outside tax advisors, who consider the likelihood of favorable outcome probable.

(b)
Refers to a lawsuit filed by the Company challenging the increase in the COFINS rate, for which escrow deposits were recorded as of December, 31, 2006 in the amount of R$59,873 (R$22,163 as of December 31, 2005), as well as lawsuits challenging the tax basis increase, for which reserves were started in June 2003. In 2006, the escrow deposit was supplemented by R$16,305.

        Complying with CVM Resolution No. 489/05, escrow deposits related to the aforementioned lawsuits were offset against the recorded reserves.

Offset amounts

	Company		Consolidated
	2006	2005	2006	2005
ICMS	22,881	18,910	22,881	18,910
COFINS	59,873	22,163	59,873	22,163
SAT (occupational accident insurance)	2,802	2,802	2,802	2,802
IPTU	1,422	1,422	1,422	1,422
Other contingencies	1,307	987	1307	987

Total	88,285	46,284	88,285	46,284

Contingent liabilities

        The main liabilities for which the likelihood of unfavorable outcome is considered possible, and therefore not recorded, are as follows:

	Company		Consolidated
	2006	2005	2006	2005
Civil—infrastructure suppliers(a)	324	5,234	324	5,234
Civil—other(b)	512	2,643	512	2,643

(a)
Refer to lawsuits filed by infrastructure suppliers claiming for property damage due to rescission of service agreements. Some cases have been recently judged, resulting in a favorable outcome for the Company.

(b)
Most lawsuits are filed by users claiming for pain and suffering and property damage, as well as indemnity claims for content presented in the Company's website. Previous decisions on claims of such nature do not provide a basis for determining the outcome of these lawsuits.

Changes in reserve for contingencies

Company	2005	Additional/ Transfers	Reversal/ Transfers	Monetary Variation	Offset of escrow deposits	2006
Tax:
ICMS	10,303	725	(12,159)	1,131	—	—
COFINS	26,347	155	(16,503)	4,769	—	14,768
ISS	5,392	—	(4,334)	—	—	1,058
PIS	1,066	5	(131)	289	—	1,229

Current	43,108	885	(33,127)	6,189	—	17,055

Labor	544	290	(93)	(196)	—	545
Tax:
ICMS	305	4,030	—	—	(3,971)	364
COFINS	561	38,833	(15,599)	14,793	(37,711)	877
Other	31	—	(31)	—	—	—
FGTS	1,668	263	—	—	—	1,931
Civil:
Other	1,911	9,036	(5,027)	102	(319)	5,703

Noncurrent liabilities	5,020	52,452	(20,750)	14,699	(42,001)	9,420

Total contingencies	48,128	53,337	(53,877)	20,888	(42,001)	26,475

Company	2004	Additional/ Transfers	Reversal/ Transfers	Monetary Variation	Offset of escrow deposits	2005
Tax:
ICMS	16,312	504	(5,840)	(673)	—	10,303
COFINS	14,667	9,641	(1,708)	3,747	—	26,347
ISS	5,392	—	—	—	—	5,392
PIS	745	366	(631)	586	—	1,066

Current	37,116	10,511	(8,179)	3,660	—	43,108

Labor	3,465	—	(2,921)	—	—	544
Tax:
ICMS	214	3,210	—	—	(3,119)	305
COFINS	347	22,190	(16,867)	28	(5,137)	561
Other	—	476	—	—	(445)	31
FGTS	1,387	281	—	—	—	1,668
Civil:
Empresa Brasileira de Telecomunicacoes S.A.—Embratel	38,642	—	(38,642)	—	—	—
Other	7319	5,846	(10,398)	(2)	(854)	1,911

Noncurrent liabilities	51,374	32,003	(68,828)	26	(9,555)	5,020

Total contingencies	88,490	42,514	(77,007)	3,686	(9,555)	48,128

Consolidated	2005	Additions/ Transfers	Reversal/ Transfers	Monetary Variation	Offset of escrow deposits	2006
Labor	322	179	(61)	—	—	440
Tax:
ICMS	10,303	725	(12,159)	1,131	—	—
COFINS	26,347	155	(16,503)	4,769	—	14,768
ISS	5,392	—	(4,334)	—	—	1,058
PIS	1,066	5	(131)	289	—	1,229
Other contingencies	685	68	(753)	—	—	—

Current	44,115	1,132	(33,941)	6,189	—	17,495

Labor	544	290	(93)	(196)	—	545
Tax:
ICMS	305	4,030	—	—	(3,971)	364
COFINS	694	38,699	(15,598)	14,793	(37,711)	877
Other	31	—	(31)	—	—	—
FGTS	1,668	263	—	—	—	1,931
Civil:
Other	1,838	9,169	(5,027)	102	(319)	5,763

Noncurrent liabilities	5,080	52,451	(20,749)	14,699	(42,001)	9,480

Total contingencies	49,195	53,583	(54,690)	20,888	(42,001)	26,975

Consolidated	2004	Additional/ Transfers	Reversal/ Transfers	Monetary Variation	Offset of escrow deposits	2005
Labor	274	49	—	—	—	323
Tax:
ICMS	16,312	504	(5,840)	(673)	—	10,303
COFINS	14,667	9,641	(1,708)	3,747	—	26,347
ISS	5,392	—	—	—	—	5,392
PIS	745	366	(631)	586	—	1,066
Other contingencies	725	—	(41)	—	—	684

Current	38,115	10,560	(8,220)	3,660	—	44,115

Labor	3,465	—	(2,921)	—	—	544
Tax:
ICMS	214	3,210	—	—	(3,119)	305
COFINS	347	22,190	(16,867)	28	(5,137)	561
Other	—	476	—	—	(445)	31
FGTS	1,387	281	—	—	—	1,668
Civil:
Embratel	38,642	—	(38,642)	—	—	—
Other	7,379	5,846	(10,398)	(2)	(854)	1,971

Noncurrent liabilities	51,434	32,003	(68,828)	26	(9,555)	5,080

Total contingencies	89,549	42,563	(77,048)	3,686	(9,555)	49,195

13.    SHAREHOLDERS' EQUITY

a)
Capital

  As of December 31, 2006 and 2005, the Company's capital was R$908,029, represented by 120,132,310 shares, of which 60,066,155 were common shares and 60,066,155 were preferred shares, all of which registered and without par value.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued)

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

  As provided for in the bylaws, the Company is authorized to increase its capital by means of a resolution of the Board of Directors, regardless of amendments to the bylaws, by issuing common shares and/or preferred shares, up to the limit of 300,000,000 shares.

  b)
  Bylaws

  In the Extraordinary Shareholders' Meeting held on May 22, 2006 the Company's bylaws were amended for conforming them to the rules of BOVESPA Corporate Governance Level 2, which is a differentiated segment of BOVESPA, with stricter corporate governance and reporting standards, to which the Company's shareholders and members of the board of directors have adhered.

  The amendments to the bylaws comprise the following:

  •
  Board of Directors

  At least 20% of the members of the Company's Board of Directors shall be Independent Members, as defined in the Listing Regulation. Member(s) elected under article 141, paragraphs 4 and 5 of Law No. 6404/76 shall also be considered independent.

  •
  Sale of controlling interest, cancellation of registration as a publicly-traded company, and discontinuance of differentiated corporate governance practices

  The sale of the Company's controlling interest, both through a single operation and through successive operations, shall be contracted on a suspensive or resolutive condition that the acquirer of the controlling interest must make a tender offer for the other shareholders' shares in the Company, under the same terms and conditions offered to the selling controlling shareholder, as established in prevailing legislation and the Listing Regulation.

  In the public offering of shares by the Company or the controlling shareholder for cancellation of the Company's registration as a publicly-traded company, and in the public offering of shares by the controlling shareholder for discontinuance of BOVESPA Level 2 Differentiated Corporate Governance Practices, either for the Company's shares to have trading registration outside Level 2 or due to the corporate reorganization from which the resulting company is not classified into Level 2 Corporate Governance Practices, the minimum offering price shall correspond to the economic value determined in an appraisal report.

  The specialized institution or company responsible for determining the Company's economic value shall be chosen by the Shareholders' Meeting upon the submission, by the Board of Directors, of a list with 3 companies or institutions, by an absolute majority of votes of the holders of outstanding shares present in the Shareholders' Meeting, without computing "blank" votes, and each share, irrespective of the type or class, shall be entitled to one vote. If the Shareholders' Meeting is held in a first call, it must be attended by shareholders representing at least 20% of the total outstanding shares; if it is held in a second call it may be attended by any number of shareholders representing the outstanding shares. Outstanding shares are understood as those issued by the Company, except for shares held by the controlling shareholder, persons related to it and members of the Company's board of directors, and treasury shares.

  The costs for preparing the required appraisal report shall be fully borne by the offeror.

  While the Contract for Adoption of Level 2 Differentiated Corporate Governance Practices between the Company and BOVESPA is in effect, the Company shall not register any transfer of shares to the acquirer(s) of the Company's controlling interest or to the holder(s) of the controlling shares as long as the Statement of Agreement of Controlling Shareholders referred to in the Listing Regulation is not signed.

  The Company, its Shareholders, Management and members of the Fiscal Council agree to resolve, by means of arbitration, any and all controversies arising out of or related to the application, validity, effectiveness, interpretation, violation and effects of the provisions set forth in the Corporate Law, the Company's Bylaws, standards issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, and standards applicable to the operation of the capital market in general, in addition to those set forth in the Listing Regulation, Arbitration Regulation of the Market Arbitration Chamber, and in the Contract for Adoption of Level 2 Differentiated Corporate Governance Practices.

  c)
  Dividends and share rights

  The shares entitle their holders to the rights, privileges and restrictions established by the Corporate Law, the BOVESPA Level 2 Differentiated Corporate Governance Practices Regulation and the Company's Bylaws. The main rights of preferred shares are as follows:

  •
  Right to be included in a public offering (tag-along) as a result of the sale of the controlling interest in the Company, under the same conditions as the controlling common shares.

  •
  Priority in capital reimbursement without premium in the event of liquidation of the Company.

  •
  Right to receive dividends equal to the dividends paid on common shares.

  Shareholders are entitled to a mandatory dividend of 1% of net income for the year, adjusted as provided for in the bylaws.

14.    FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2006	2005	2006	2005
Financial expenses:
Interest expenses	(1,261)	(492)	(1,267)	(1,065)
Monetary variation—taxes	(8,498)	(7,346)	(8,506)	(7,346)
CPMF (tax on banking transactions)	(3,052)	(2,824)	(3,279)	(3,166)
Other	(2,226)	(661)	(2,224)	(661)

Total	(15,037)	(11,323)	(15,276)	(12,238)

Financial income:
Reversal of interest on debentures (*)	—	11,296	—	11,296
Interest income	2,100	1,763	2,100	1,764
Investment income	45,792	17,892	46,040	17,958

Total	47,892	30,951	48,140	31,018

Exchange variations:
Exchange losses	(2,058)	(6,913)	(6,308)	(9,666)

Exchange gains	344	18,042	347	18,092

Net	(1,714)	11,129	(5,961)	8,426

(*)
All convertible debentures issued by the Company on May 18, 2001 were acquired by the Portugal Telecom Group on July 26, 2001 and were fully converted on February 3, 2005. On February 4, 2005, the Company and the Portugal Telecom Group entered into an agreement whereby the interest on convertible debentures for the period from July 26, 2001 to April 30, 2002 was no longer owed by the Company.

15.    OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2006	2005	2006	2005
Reversal of expenses, net—Embratel agreement(a)	—	22,180	—	22,180
Going public expenses(b)	—	(22,727)	—	(22,727)
Reversal of ICMS provision	12,160	—	12,160	—
Other	(841)	2,001	7,604	1,963

Net	11,319	1,454	19,764	1,416

(a)
In 2001 the Company entered into a service agreement with EMBRATEL to provide Internet access to its subscribers. Under the agreement, payments related to lease agreements for equipment provided to AcessoNet Ltda., a company sold to EMBRATEL, would be made by the Company for subsequent reimbursement. In 2002, due to a divergence between the parties, EMBRATEL discontinued this service, and only in 2005 was a settlement reached to end all legal disputes. As a result, the amounts accrued at that time for contingencies, as well as the asset related to lease payments made by the Company, were reversed to income.

(b)
As recommended by BRACON (Brazilian Institute of Independent Auditors), by means of Pronouncement XIV—"Income and Expenses—Profit and Loss—Results", the Company recorded going public expenses as expenses. Therefore, in 2005 the amounts recorded related to said expenses are as follows:

Company/ consolidated
Lawyers, auditors and consultants	4,746
Travel	209
Brokerage firms' commission	17,643
Other	129

Total	22,727

16.    NONOPERATING INCOME (EXPENSES)

	Company		Consolidated
	2006	2005	2006	2005
Gain (loss) on sale of property and equipment	47	(112)	47	(112)
Capital gain (loss)	(347)	5,829	(347)	5,829
Other nonoperating income (expenses)	(34)	(451)	987	(526)

Total	(334)	5,266	687	5,191

17.    FINANCIAL INSTRUMENTS

  a)
  Exposure to exchange risks

  Following its cash management policy, the Company opted to keep part of its temporary cash investments in investments subject to the variation of the U.S. dollar, and diversify them with funds in Brazilian reais.

  The U.S. dollar rates as of December 31, 2006 and 2005 were R$2.1380 and R$2.3407, respectively.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued)

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

        The Company's net exposure to exchange risk as of December 31, 2006 and 2005 is as follows:

	Company		Consolidated
	2006	2005	2006	2005
Temporary cash investments	227	18,793	5,328	23,542

Net exposure	227	18,793	5,328	23,542

  b)
  Concentration of credit risk

  Financial instruments that potentially subject the Company and its jointly-owned subsidiaries to concentration of credit risk consist primarily of cash and banks, temporary cash investments and trade accounts receivable.

  The Company and its jointly-owned subsidiaries maintain bank accounts and temporary cash investments in financial institutions approved by Management in accordance with objective criteria for diversification of credit risks.

  The carrying amounts of financial instruments approximate their fair values.

  The Company does not have unrecorded financial instruments as of December 30, 2006 and 2005.

  c)
  Temporary cash investments

  Temporary cash investments of the Company and its subsidiaries are basically linked to the CDI (interbank deposit rate), as stated in note 4, and their carrying amounts are the same as their fair values.

18.    TAX CREDITS

        Deferred income and social contribution taxes as of December 31, 2006 and 2005 are as follows:

	Company and consolidated
	2006	2005
Income tax losses	71,552	72,062
Social contribution tax loss carryforwards	29,407	29,344
Temporary differences:
Goodwill amortization	10,016	36,422
Reserve for contingencies	16,202	22,524
Other provisions	11,141	14,705

	138,318	175,057

Current	30,990	35,860
Noncurrent	107,328	139,197

        Deferred tax credits are derived from tax loss carryforwards and temporary differences as of December 31, 2006. Pursuant to CVM Instruction No. 371, the realization of deferred income and social contribution taxes is supported by a technical feasibility study reviewed as of December 31, 2006. Deferred taxes result from the Company's financial and organizational restructuring process, as follows: (a) capitalization in 2005, in the amount of R$260,300, through the conversion into shares of the credit represented by convertible debentures in favor of the shareholder Portugal Telecom, S.G.P.S. S.A.; and (b) initial public offering and inflow of funds from the first portion of this offering, which will be invested in the modernization of technology facilities and acquisition and development of new technologies for purposes of increase in market share and capitalization.

        The aforementioned items, coupled with the measures taken since 2003 (according to note 1), are a series of actions that will allow for the generation of future taxable income.

        Realization of deferred tax credits as of December 31, 2006 and 2005 is estimated as follows:

	Company and consolidated
	2006	2005
2006	—	35,860
2007	30,990	32,532
2008	12,752	22,278
2009	13,340	21,271
2010	24,459	29,604
2011	17,395	18,532
2012	17,395	14,980
2013	16,568	—
2014	4,372	—
2015	1,047	—

        Reconciliation of income and social contribution taxes recorded in the statements of income for the years ended December 31, 2006 and 2005 is as follows:

	Company		Consolidated
	2006	2005	2006	2005
Net income before income and social contribution taxes	130,269	91,199	131,188	90,125
Statutory tax rate	34%	34%	34%	34%

Expected income and social contribution tax charge in relation to income before taxes, at statutory tax rate	44,291	31,008	44,604	30,643
Effect of income and social contribution taxes on-Permanent additions (deductions) taxed:
Investment income related to investment in foreign certificates of deposit abroad	(11,373)	—	(11,373)	—
Equity in subsidiaries	(741)	—	—	—
Other provisions	5,583	2,002	4,529	2,002
Tax loss and social contribution tax loss carryforwards referring to prior years	—	(92,182)	—	(92,182)
Temporary differences referring prior years	—	(89,479)	—	(89,114)
Reversal of prior years' allowance for loss on goodwill		(26,406)	—	(26,406)
Total income and social contribution taxes per statements of income	37,760	(175,057)	37,760	(175.057)

19.    INSURANCE

        Insurance coverage is determined according to the degree of risks of assets and is considered sufficient to cover potential losses. As of December 31, 2006, insurance coverage is as follows:

Coverage	Type	Insured amount
Production/administrative facilities	Damages to buildings, installations and machinery and equipment.	313,047
Civil liability	Property damage or unintentional bodily injury to third parties	7,200
Loss of profits	Loss of revenue: gross profit resulting from fire, lightning and explosion of any nature	116,247

		436,494

20.    PENSION PLAN

        The Company contributes, on behalf of some employees, to Folhaprev, a multiemployer defined contribution plan. The Company recognizes the corresponding expenses in income for the year in which they are incurred. Employees who earn less than R$2 per month are entitled to receive, upon retirement, up to three times their salary, in proportion to the length of service in the Company, considering for calculation of the proportion a base period of 30 years, a benefit covered by the plan. As of December 31, 2006, the Company and its subsidiary Net+Phone Telecomunicaroes Ltda. contributed R$453 (R$318 as of December 31, 2005), representing the expenses for the year. Besides said contributions, there are no other obligations for the Company.

21.    MANAGEMENT COMPENSATION

        In the years ended December 31, 2006 and 2005, management compensation in consolidated, in the amounts of R$6,732 and R$5,049, respectively, was recorded in the statements of income, under the caption "General and administrative expenses".

22.    SUBSEQUENT EVENTS

  a)
  On January 4, 2007, the Company decided to invest the amount corresponding to the redemption of the investment in foreign certificates of deposit abroad, in the amount of R$362,831, as of December 31, 2006. This amount refers to investments in Republic of Austria bonds, maturing on December 28, 2007.

  b)
  On May 25, 2007, the Company obtained a final and unappealable decision on the lawsuit challenging the increase in PIS and COFINS tax basis, as established by Law No. 9718. As of December 31, 2006 and 2005, the Company maintains a reserve for contingencies for this lawsuit in the amount of 14,691and R$13,373 respectively.

  c)
  On June 12, 2007, the Company's Board of Directors approved a capital reduction in the amount of R$ 377,408 through absorption of accumulated deficit as of December 31, 2006. Accumulated deficit as of December 31, 2005 was R$ 438,112. However, for such capital reduction to occur it must be approved at the Extraordinary Shareholders' Meeting.

ANNEX A—SUMMARY OF CERTAIN DIFFERENCES
BETWEEN BRAZILIAN GAAP AND U.S. GAAP (UNAUDITED)

General Information

        There are certain differences between Accounting Practices Adopted in Brazil and U.S. GAAP, which are relevant to UOL's financial information presented in this Annual Report. The following presentation is a summary of some of the significant aspects of those differences; but this summary should not be construed to be exhaustive. Further, investors should also consider the following relevant aspects with respect to this summary:

  •
  Future differences between Accounting Practices Adopted in Brazil and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and the Company have not attempted to identify them.

  •
  Ongoing projects of the regulatory bodies that promulgate Accounting Practices Adopted in Brazil and U.S. GAAP can affect future comparisons between Accounting Practices Adopted in Brazil and U.S. GAAP such as this summary.

  •
  This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the Brazilian and United States accounting professional bodies.

  •
  The U.S. accounting principles referred to herein do not include any additional accounting adjustments or disclosure that the SEC may require.

  •
  In making an investment decision, investors must rely upon their own examination of the business, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Accounting Practices Adopted in Brazil and U.S. GAAP and how those differences might impact the financial information contained herein.

Accounting Practices Adopted in Brazil

        Accounting Practices Adopted in Brazil are established by Brazilian corporate law and complemented by interpretation statements issued by the Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors or IBRACON), the Brazilian accounting professional body. Those accounting principles and standards, in the case of companies listed with the Brazilian Securities Commission ("CVM"), are complemented by certain additional rules issued by the CVM. Accounting Practices Adopted in Brazil differ in certain material aspects from U.S. GAAP. Unlike U.S. GAAP, under Accounting Practices Adopted in Brazil there are no specific pronouncements for certain matters such as:

  •
  business combinations;

  •
  accounting and reporting for research and development costs; and

  •
  leases.

        The level of disclosure in the notes to the financial statements may also differ significantly as Accounting Practices Adopted in Brazil generally require less information to be included in the notes than U.S. GAAP.

Forms of Presentation—Consolidation

        Under Accounting Practices Adopted in Brazil, financial statements may be presented on a stand alone basis with subsidiaries and joint ventures accounted for on an equity basis, on a consolidated basis (Consolidated) whereby subsidiaries are fully consolidated and joint ventures are accounted for on a proportional consolidation basis, and on a consolidated holding (Consolidated Holding) basis whereby subsidiaries are fully consolidated and joint ventures are accounted for on an equity basis. Consolidation of subsidiaries for publicly traded companies is generally required under Accounting Practices Adopted in Brazil. For the purposes of such consolidation, controlling interest means the right, whether by shareholders' agreement or otherwise to:

  •
  direct corporate resolutions;

  •
  appoint or remove the majority of directors or executive officers;

  •
  exercise operational control (for example, companies with a common management or sharing a trade name or trademark); or

  •
  exercise corporate control (including indirect participation—shares held by related parties and through funds).

        Under U.S. GAAP, the basic rule is that when a company has a controlling interest (either through a majority voting interest, or through the existence of other control factors) in another company, such company's financial statements should be consolidated with those of the parent. Consolidation is not required where control is temporary or does not rest with the majority owner. The minority stockholders' share of the subsidiaries' earnings is deducted from (or losses added to) the consolidated results of operations. Losses applicable to the minority interest which exceed its interest in consolidated stockholders' equity should be applied to the majority interest. Equity investments in non-controlled companies are usually accounted for following the equity method of accounting. Proportional consolidation generally is not allowed under U.S. GAAP.

Business Combinations and Purchase Accounting and Goodwill

        Under Accounting Practices Adopted in Brazil, accounting standards do not specifically address business combinations and purchase accounting. The purchase method is applied based on book values. Goodwill or negative goodwill on the acquisition of a company is computed as the difference between the cost of acquisition and its underlying book value. The excess of cost over the net book value of an acquired company is recorded as goodwill under one of the following reasons: step-up basis of the assets; future profitability; and other reasons. Such goodwill should be amortised as follows depending on its nature:

  •
  Step-up basis of the assets: Goodwill or negative goodwill should be amortised proportionally to the corresponding asset realisation in the acquiree;

  •
  Future profitability: Goodwill or negative goodwill should be amortised during the time period that expected results are achieved. In this case, the amortisation period should not exceed ten years;

  •
  Other reasons: Goodwill or negative goodwill should be expensed immediately.

        For tax purposes, the minimum goodwill amortisation period accepted is five years, regardless of how the goodwill is classified.

        Under U.S. GAAP all business combinations, except those involving entities under common control, are accounted for using the purchase method. The combination of entities under common control is accounted for in a manner similar to a pooling of interest. Under the pooling of interest method, the recorded assets and liabilities of the separate enterprises generally become the recorded assets and liabilities of the combined enterprise. Additionally, the combined enterprise records as capital, the share capital and capital in excess of par or stated value of outstanding stock of the separate enterprises. Similarly, retained earnings or deficits of the separate enterprises are combined and recognised as retained earnings or deficits of the combined enterprise. Any assets or liabilities exchanged to effect the transfer are accounted for as a capital dividend to, or capital contribution by, the transferor. Under the pooling of interest method, the financial statements of the combined enterprise for periods prior to the combination are restated to present the previously separate enterprises as if they had always been combined.

        The purchase method is applicable for a business combination in which one company acquires an unrelated company. Under U.S. GAAP, the acquiring company records as its cost, the assets acquired less liabilities assumed. The acquired company's assets and liabilities are adjusted to give effect to their fair value. After the assets (including certain intangibles) and liabilities of the acquired companies are adjusted to their fair values at the acquisition date, if the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill (intangible asset) pursuant to detailed guidelines by the acquiring company and goodwill and other intangible assets with indefinite lives are not amortised. The amount of goodwill is evaluated for impairment at least annually, and in the case of impairment its recorded value is adjusted accordingly. If any balance remains, after noncurrent assets are reduced to zero, such remaining balance is recognised as an extraordinary gain in the statement of operations. Under the purchase method, the financial statements of the acquirings company for periods prior to the acquisition are not restated. U.S. GAAP require the presentation of pro forma results of operations for the current and comparative periods of business combinations accounted for as purchases.

Cash and Cash Equivalents

        Under Accounting Practices Adopted in Brazil, cash equivalents are less defined than under U.S. GAAP. U.S. GAAP defines cash equivalents as short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of 90 days or less qualify as cash and cash equivalents for U.S. GAAP purposes.

Investments in Debt and Equity Securities

        Under Accounting Practices Adopted in Brazil, marketable debt and equity securities are generally stated at the lower of monetarily adjusted (up to December 31, 1995) cost or market value and reflect realised gains and losses in income.

        Under U.S. GAAP, for companies in industries not having specialised accounting practices, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

  •
  Companies classify debt securities that the company has the positive intent and ability to hold to maturity as "held-to-maturity" securities and report them at amortised cost;

  •
  Companies classify debt and equity securities they hold principally for the purpose of selling them in the short-term as "trading securities" and report them at fair market value, including unrealised gains and losses in income; and

  •
  Companies classify debt and equity securities that they have not classified either as "held-to-maturity" or "trading securities" as securities available-for-sale and report them at fair value, excluding unrealised gains and losses from earnings and reporting them in a separate component of shareholders' equity until realised.

Leasing

        For U.S. GAAP purposes, capital leases are recorded as fixed assets along with the related lease obligations. For fixed assets, the current annual depreciation is calculated using the straight-line method based on the expected useful life of the assets, while the related lease obligations are recorded at net present value of future lease payments. Under Accounting Practices Adopted in Brazil, such contracts are typically recorded as operating leases.

Capitalized Interest

        Under Accounting Practices Adopted in Brazil interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation. Under U.S. GAAP, interest incurred on borrowings is capitalized as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. The amount of interest capitalized excludes monetary gains on local currency borrowings and foreign exchange gains and losses on foreign currency borrowings.

Barter Transaction

        Under Accounting Practices Adopted in Brazil, revenues arising from barter transactions are accounted as services are rendered and related costs are recognized as the company uses the contracted services. For U.S. GAAP purposes, revenue and expense are recognized at fair value from an advertising barter transaction only if the fair value of the advertising rendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. An exchange between the parties to a barter transaction of offsetting monetary consideration, such as a swap of checks for equal amounts, does not evidence the fair value of the transaction. If the fair value of the advertising rendered in the barter transaction is not determinable, the barter transaction should be recorded based on the carrying amount of the advertising rendered, which likely will be zero.

Income Taxes

        Under Accounting Practices Adopted in Brazil, UOL records income taxes pursuant to a method which is similar to U.S. GAAP, but its practical application may lead to different results under certain circumstances. The criteria for recognition of the tax benefit of tax loss carryforwards under Accounting Practices Adopted in Brazil and CVM rules limit such recognition to a maximum of ten years. Also, under Accounting Practices Adopted in Brazil, deferred tax effects are based on statutory rates, including those established by Provisional Measures issued by the Brazilian Government.

        Under U.S. GAAP, companies use the liability method to calculate the income tax provision, pursuant to which companies recognise deferred tax assets or liabilities with a corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year/period-end. Under U.S. GAAP, companies operating in highly inflationary environments do not record deferred taxes for differences relating to certain assets and liabilities that they remeasure into U.S. dollars at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes. Companies recognise net operating loss carryforwards arising from tax losses as assets and establish valuation allowances to reflect the amount that more likely than not will be recovered. Deferred tax effects are based on the enacted tax rates that will be in effect when the temporary differences reverse. There may be differences in timing with respect to the recognition of the effects of changes in tax rates. In addition, U.S. GAAP requires that any provisional measures, which are temporary differences used by the Brazilian Government to determine changes in tax rates, are not considered to be enacted law.

Segment Information

        Under Accounting Practices Adopted in Brazil, there is no requirement for financial reporting of operating segments.

        Under U.S. GAAP, publicly held companies report both financial and descriptive information about their reportable operating segments. Operating segments are defined as those about which separate financial information is available and is regularly evaluated by the chief decision maker. Segment information is given about any operating segment that accounts for 10% or more of all segment revenue, results of operating activities, or total assets. Generally, companies report financial information on the basis used internally for evaluating segment performance. Financial information to be disclosed includes segment profit or loss, certain specific revenue and expense items and segment assets as well as reconciliation of total segment revenues, profit or loss and assets to the corresponding amounts in the financial statements.

Related Parties

        Accounting Practices Adopted in Brazil generally defines related parties in a more limited manner and requires fewer disclosures than U.S. standards. As a result, many of the disclosures required in the United States are not required in Brazil.

Derivative Instruments

        Under Accounting Practices Adopted in Brazil, there are no defined accounting practices to address the valuation of derivative financial instruments. Under U.S. GAAP, a company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as:

  a.
  A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, that are attributable to a particular risk (referred to as a fair value hedge);

  b.
  A hedge of the exposure to the variable cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (referred to as a cash flow hedge); or

  c.
  A hedge of the foreign currency exposure of (1) an unrecognized firm commitment (a foreign currency fair value hedge), (2) an available for sale security (a foreign currency fair value hedge), (3) a forecasted transaction (a foreign currency cash flow hedge), or (4) a net investment in a foreign operation.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation as a qualifying hedge. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognised in income. If the hedge criteria are no longer met, the derivative instrument is accounted for as a trading instrument. If a derivative instrument designated as a hedge is terminated, the gain or loss is deferred and amortised over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability.

Earnings Per Share

        Under Accounting Practices Adopted in Brazil, earnings per share is based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable.

        U.S. GAAP requires publicly held companies to present earnings per share, including earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. U.S. GAAP also requires a dual presentation of earnings per share, basic and diluted. Companies should base computations of basic earnings per share data on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the same basis except that effect is given to all outstanding dilutive potential common shares in determining weighted average number of common shares outstanding during each year presented. Potential common shares represent a security or other contracts that may entitle its holder to obtain common shares during the reporting period or after the end of the reporting period.

Comprehensive Income

        Accounting Practices Adopted in Brazil do not embody the concept of comprehensive income. U.S. GAAP requires the disclosure of comprehensive income which is comprised of net income and "other comprehensive income" that includes charges or credits directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments, unrealised gains and losses for available-for-sale securities, as well as the effects of the effective portion of cash flow hedge accounting and minimum pension liabilities.

Guarantees

        Under Accounting Practices Adopted in Brazil, no specific pronouncement addresses the accounting and disclosures requirements for guarantees. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002.

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly authorized the undersigned to sign this annual report on its behalf.

PORTUGAL TELECOM, SGPS S.A.
By:	/s/ HENRIQUE MANUEL FUSCO GRANADEIRO
Name:	Henrique Manuel Fusco Granadeiro
Title:	Chief Executive Officer
By:	/s/ LUIS PACHECO DE MELO
Name:	Luis Pacheco de Melo
Title:	Chief Financial Officer

Date: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom, SGPS S.A., as amended on June 22, 2007.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, incorporated by reference to Exhibit A of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Banco Millennium BCP Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Calyon, Merrill Lynch International, Morgan Stanley & Co. International Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, Citigroup Global Markets Limited and UBS Limited.
2.3
Fifth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.
2.4	Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V.
2.5
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Citibank N.A. (New York), Citibank N.A.(London), The Bank of New York, BNP Paribas Luxembourg and Citicorp Trustee Company Limited.
2.6	Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between PT Comunicações, S.A and Portugal Telecom International Finance B.V.
2.7
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
2.8
Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).

2.9
Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, incorporated by reference to Exhibit 2.11 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.10
Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.11
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.12
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 3.75% Notes due 2012, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch.
2.13
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch.
2.14
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.50% Notes due 2025, dated June 15, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A. and Citigroup Global Markets Limited.
2.15
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
4.1
Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, SGPS S.A. and Telesp Celular S.A. (English translation), incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on July 2, 2001 (File No. 001-13758).

4.2
Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on July 1, 2002 (File No. 001-13758).
4.3
Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment, which has been granted), incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on April 21, 2006 (File No. 001-13758).
4.4
Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS S.A.'s annual report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
4.5	Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência.
4.6	Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese State and PT Comunicações.
4.7	Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese State, as amended February 10, 2004.
4.8
Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telesp Celular S.A. and (ii) ANATEL and Global Telecom S.A. (now Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Telesp Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 333-09470).
4.9
Authorization Term of the Personal Mobile Service entered into by ANATEL and Tele Centro Oeste Celular Participações S.A. (now merged with and into Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Tele Centro Oeste Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 27, 2003 (File No. 001-14489).
4.10
Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telebahia Celular S.A. (now merged with and into Vivo S.A. and (ii) ANATEL and Telergipe Celular S.A. (now merged with and into Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Tele Leste Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 001-14481).
4.11
Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telerj Celular S.A. (now merged with and into Vivo S.A. and (ii) ANATEL and Telest Celular S.A. (now merged with and into Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Tele Sudeste Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 001-14485).
4.12
Form of Management Agreement entered into with certain members of the Executive Committee, incorporated by reference to Exhibit (e) to the Statement on Schedule 14D-9 filed with the Commission on January 18, 2007 (File No. 005-79679).
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
RECENT DEVELOPMENTS
PART I
  ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
  ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3—KEY INFORMATION
Selected Consolidated Financial Data
Exchange Rates
Risk Factors
  ITEM 4—INFORMATION ON THE COMPANY
Overview
Our Businesses
Total Growth of Originated Traffic
Fixed Fees for Fixed Line Telephone Services(1)
Principal Prices for Domestic Fixed Line Telephone Services(1)
Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal
Selected Prices for the International Services(1)
Wholesale Domestic Traffic (millions of minutes)
Properties
Competition
Regulation
  ITEM 4A—UNRESOLVED STAFF COMMENTS
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Results of Operations
Liquidity and Capital Resources
Contractual Obligations and Off-Balance Sheet Arrangements
Capital Investment and Research and Development
U.S. GAAP Reconciliation and Recent Accounting Pronouncements
Exchange Rate Exposure to the Brazilian Real
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership and Share Option Plans
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
  ITEM 8—FINANCIAL INFORMATION
Distributions to Shareholders
Significant Changes
  ITEM 9—THE OFFER AND LISTING
Price History of the Company's Stock
Markets
  ITEM 10—ADDITIONAL INFORMATION
Memorandum and Articles of Association
Corporate Governance
Material Contracts
Exchange Controls
Taxation
Documents on Display
  ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Debt Sensitivity to Interest Rates (Euro million) Expected Maturity Date
Derivatives Sensitivity to Interest Rate Risk (Euro million) Expected Maturity Date(1)
Debt Sensitivity to Exchange Rates (Euro million) Expected Maturity Date
Derivatives Sensitivity to Exchange Rate Risk (Euro million) Expected Maturity Date(1)
Derivatives Sensitivity to Equity Price Risk (Euro million) Expected Maturity Date(1)
Fair Value of Derivatives Contracts in 2006 (Euro millions)
Fair Value of Derivatives Contracts in 2006 (Euro millions) Expected Maturity Date
  ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
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
  ITEM 16B—CODE OF ETHICS
  ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED BALANCE SHEET 31 DECEMBER 2006 AND 2005 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA Notes to the Consolidated Financial Statements (Amounts stated in Euros, except where otherwise stated)
PORTUGAL TELECOM, SGPS, SA Notes to the Consolidated Financial Statements (Amounts stated in Euros, except where otherwise stated)
PORTUGAL TELECOM, SGPS, SA Exhibits to the Consolidated Financial Statements
UNIVERSO ONLINE S.A. BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—RS)
UNIVERSO ONLINE S.A. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—R$, except earnings per share)
UNIVERSO ONLINE S.A. STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—RS)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued) (Amounts in thousands of Brazilian reais—R$,unless otherwise stated)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued) (Amounts in thousands of Brazilian reais—R$, unless otherwise stated)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued) (Amounts in thousands of Brazilian reais—R$, unless otherwise stated)
ANNEX A—SUMMARY OF CERTAIN DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP (UNAUDITED)
SIGNATURES
EXHIBIT INDEX