Form 20-F
period 2007-12-31
PORTUGAL TELECOM SGPS SA
filed 2008-03-28
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of Registrant as specified in its charter)

The Portuguese Republic
(Jurisdiction of incorporation or organization)

Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal
(Address of principal executive offices)

Nuno Prego, Investor Relations Director, Tel. +351 21 500 1701
Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary shares, nominal value €0.03 per share	1,025,799,500
Class A shares, nominal value €0.03 per share	500

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☒    Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

CERTAIN DEFINED TERMS

        Unless the context otherwise requires, the terms "Portugal" and the "Portuguese State" refer to the Republic of Portugal, including the Madeira Islands and the Azores Islands; the term "EU" refers to the European Union; the term "EC Commission" refers to the Commission of the European Communities; the terms "United States" and "U.S." refer to the United States of America; the term "Portugal Telecom" refers to Portugal Telecom, SGPS, S.A.; the term "Vivo" refers to Vivo Participações S.A. and its consolidated subsidiaries; and unless indicated otherwise, the terms "we," "our" or "us" refer to Portugal Telecom and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2007, 2006 and 2005, there were no unendorsed standards effective as of and for the years ended December 31, 2007, 2006 and 2005, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2007, 2006, and 2005 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Escudos" or "PTE" are to Portuguese Escudos. References to "Real," "Reais" or "R$" are to Brazilian Reais. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.6496 = US$1.00 on March 24, 2008, and the noon buying rate on that date for Reais was R$1.7303 = US$1.00. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A. ("Vivo"). We hold our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. Our consolidated financial statements as of and for the years ended December 31, 2004, 2005, 2006 and 2007 proportionally consolidate the financial results of Vivo.

FORWARD-LOOKING STATEMENTS

        This Form 20-F includes, and documents incorporated by reference herein and future public filings and oral and written statements by our management may include, statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our services and other aspects of our business under "Item 4—Information on the Company," "Item 5—Operating and Financial Review and Prospects" and "Item 11—Quantitative and Qualitative Disclosures About Market Risk"; and (b) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

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

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        We are not required to provide the information called for by Item 1.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        We are not required to provide the information called for by Item 2.

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statement of income and cash flow data for each of the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our consolidated financial statements prepared in accordance with IFRS included in our Annual Report for the year ended December 31, 2006 (the "2006 20-F"). The selected consolidated statement of income and cash flow data for the year ended December 31, 2004 was restated from that presented in the 2006 20-F in order to present PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia") as a discontinued operation. The spin-off of PT Multimédia was completed on November 7, 2007.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        The following selected consolidated financial data as of and for the years ended December 31, 2004, 2005, 2006 and 2007 proportionally consolidate 50% of the balance sheet, income statement and cash flow data of Vivo. In addition, following the spin-off of PT Multimédia on November 7, 2007, the selected consolidated statement of income for PT Multimédia was presented under the caption "Discontinued Operation" for all periods, and the selected consolidated balance sheet as of December 31, 2007 no longer includes the assets and liabilities related to PT Multimédia, following the completion of its spin-off on November 7, 2007.

	Year Ended December 31,
	2004	2005	2006	2007
	(EUR Millions)
Statement of Income Data:
Amounts in accordance with IFRS
Continuing Operations
Operating revenues:
Services rendered	5,010.4	5,320.4	5,245.9	5,625.5
Sales	325.0	413.8	426.2	442.5
Other revenues	75.8	89.8	93.2	80.4
Total operating revenues	5,411.2	5,824.0	5,765.3	6,148.4
Costs, expenses losses and income:
Wages and salaries	588.1	623.4	633.5	638.1
Post retirement benefits	58.8	(21.6)	(72.1)	(65.1)
Direct costs	692.9	716.3	724.9	907.3
Costs of products sold	577.8	639.5	580.6	656.1
Support services	175.0	202.3	202.1	233.6

Marketing and publicity	136.1	164.7	138.3	147.2
Supplies and external services	716.3	872.3	928.5	945.6
Indirect taxes	118.9	165.2	175.9	201.8
Provisions and adjustments	163.2	161.6	216.6	127.0
Depreciation and amortization	883.5	1,058.7	1,130.7	1,123.1
Curtailment costs, net	165.6	314.3	19.0	275.6
Losses on disposals of fixed assets, net	7.8	(1.7)	(5.1)	(2.8)
Other costs, net	35.7	22.2	115.4	45.1
Income before financial results and taxes	1,091.5	906.8	977.1	915.7
Minus: Financial costs, net	230.0	50.5	118.4	(116.8)
Income before taxes	861.5	856.3	858.6	1,032.5
Minus: Income taxes	285.5	288.1	(21.4)	243.3
Net income from continuing operations	576.0	568.2	880.0	789.2
Discontinued Operations
Net income from discontinued operations	149.2	120.7	74.1	45.5
Net income	725.2	689.0	954.1	834.7
Attributable to minority interests	102.0	35.0	87.4	92.8
Attributable to equity holders of the parent	623.2	654.0	866.8	741.9
Income before financial results and taxes per ordinary share, A share and ADS(1)	0.94	0.80	0.87	0.89
Earnings per share, A share and ADS:
Basic(2)	0.53	0.57	0.78	0.71
Diluted(3)	0.50	0.53	0.73	0.67
Earnings per share, A share and ADS from continuing operations, net of minority interests:
Basic(2)	0.45	0.50	0.74	0.69
Diluted(3)	0.42	0.47	0.69	0.66
Cash dividends per ordinary share, A share and ADS(4)	0.35	0.475	0.475	0.575
Share capital	1,166.5	1,128.9	395.1	30.8

(1)
Based on 1,166,485,050 ordinary and A shares issued as of December 31, 2004, 1,128,856,500 ordinary and A shares issued as of December 31, 2005 and 2006 and 1,025,800,000 ordinary and A shares issued as of December 31, 2007.

(2)
The weighted average number of shares for purposes of calculating basic earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom.

(3)
The weighted average number of shares for purposes of calculating diluted earnings per share is computed as a weighted average as of the date given and taking into account the number of shares from the exchangeable bonds issued on August 28, 2007 and from the exchangeable bonds issued on December 6, 2001 to December 6, 2006 when those bonds were repaid, in each case assuming the conversion of the bonds into ordinary shares.

(4)
The amount shown for 2007 reflects the amount proposed by the Board of Directors but not yet approved by our shareholders. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2004, 2005, 2006 and 2007 were €0.35, €0.475, €0.475 and €0.575, respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2004, 2005, 2006 and 2007 were US$0.43, US$0.60, US$0.64 and US$0.85, respectively.

	For the Year Ended December 31,
	2004	2005	2006	2007
	(EUR Millions)
Cash Flow Data:
Amounts in accordance with IFRS
Cash flows from operating activities	1,958.9	1,392.3	1,821.7	1,859.2
Cash flows from investing activities	185.5	(1,910.7)	1,136.7	235.9
Cash flows from financing activities	(1,958.2)	590.2	(3,015.4)	(1,953.6)

	As of December 31,
	2004	2005	2006	2007
	(EUR Millions)
Balance Sheet Data:
Amounts in accordance with IFRS
Current assets	3,972.9	6,153.7	3,998.7	3,816.3
Investments in group companies	318.3	425.6	499.1	538.1
Other investments	114.7	96.1	132.4	27.2
Tangible assets	3,936.3	4,062.0	3,942.0	3,585.4
Intangible assets	3,244.9	3,601.6	3,490.9	3,383.1
Post retirement benefits	—	—	134.1	134.1
Other non current assets	2,341.6	2,289.8	1,974.1	1,638.0
Total assets	13,928.7	16,628.8	14,171.2	13,122.2
Current liabilities	4,077.2	4,947.5	3,888.4	3,864.7
Medium and long term debt	3,899.3	5,168.6	4,467.5	4,960.7
Accrued post retirement liability	2,321.6	2,635.9	1,807.6	1,463.9
Other non current liabilities	1,376.5	1,294.7	901.7	751.1
Total liabilities	11,674.5	14,046.7	11,065.2	11,040.4
Equity excluding minority interests	1,686.5	1,828.4	2,255.2	1,338.2
Minority interests	567.6	753.7	850.8	743.6
Total equity	2,254.2	2,582.1	3,106.0	2,081.8
Total liabilities and shareholders' equity	13,928.7	16,628.8	14,171.2	13,122.2
Number of ordinary shares	1,166.5	1,128.9	1,128.9	1,025.8
Share capital(1)	1,166.5	1,128.9	395.1	30.8

(1)
As of the dates indicated, we did not have any redeemable preferred stock.

Exchange Rates

Euro

        The majority of our revenues, assets and expenses are denominated in Euros, although a significant portion of our assets and liabilities are denominated in Brazilian Reais. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the regulated market Eurolist by Euronext Lisbon. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real."

        Our future dividends, when paid in cash, will be denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York, as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of The Bank of New York's expenses of conversion, any applicable taxes and other governmental charges.

Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro as certified for United States customs purposes by the Federal Reserve Bank of New York. On March 24, 2008, the Euro/U.S. dollar exchange rate was €0.6496 per US$1.00.

Year ended December 31,	Average Rate(1)(EUR per US$1.00)
2003	0.8763
2004	0.8014
2005	0.8064
2006	0.7898
2007	0.7248

    (1)
    The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
September 2007	0.7350	0.7033
October 2007	0.7096	0.6912
November 2007	0.6928	0.6729
December 2007	0.6972	0.6776
January 2008	0.6862	0.6722
February 2008	0.6899	0.6585
March 2008 (through March 24, 2008)	0.6336	0.6581

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

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On March 24, 2008, the Real/U.S. dollar exchange rate was R$1.7303 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)(R$ per US$1.00)
2003	3.058
2004	2.915
2005	2.408
2006	2.164
2007	1.929

    (1)
    The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
September 2007	1.968	1.836
October 2007	1.829	1.739
November 2007	1.838	1.730
December 2007	1.820	1.758
January 2008	1.818	1.735
February 2008	1.766	1.667
March 2008 (through March 24, 2008)	1.739	1.667

Risk Factors

General Risks Relating to Our Company

We may not achieve our announced shareholder remuneration goals

        In February 2007, in connection with our response to the tender offer by Sonaecom, we announced a shareholder remuneration package comprised of a €2.1 billion share buyback, a €0.475 per share dividend related to the year 2006, a €0.575 per share dividend related to years 2007 and 2008, and the spin-off of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia"). In 2007, we paid the dividend related to year 2006 and completed the spin-off of PT Multimédia. In addition, we acquired 103,056,500 of our own shares in September 2007 and an additional 83,204,823 of our own shares in March 2008, in each case through the physical settlement of equity swaps for those shares. We have therefore purchased shares with an aggregate value of €1.762 billion since our share buyback program was approved, equivalent to 16.5% of our share capital before the share buyback began.

        The completion of the remaining shareholder remuneration goals will depend on our ability to continue to generate cash flow in our domestic businesses and assumes that we will be able to continue to streamline our operations to reduce our costs. In addition, our announced shareholder remuneration package assumes that the Real/Euro exchange rate will remain stable. The Real fluctuated significantly in relation to the Euro in recent years. See "Risks Related to Our Brazilian Mobile Business—Macroeconomic factors in Brazil could reduce expected returns on our Brazilian investments and potentially lead to impairment charges" and "—Fluctuations in the Real and increases in interest rates."

        If any of the assumptions described in the preceding paragraph proves not to be the case or if any other circumstances (including any risks described in this "Risk Factors" section) impede our ability to generate cash and distributable reserves, you may not receive the full remuneration we have announced, and the price of our ordinary shares and ADSs could suffer.

The Portuguese State holds all of our A shares, which afford it special approval rights

        All of our 500 A shares are held by the Portuguese State. Under our articles of association, the holders of our A shares, voting as a class, may veto a number of actions of our shareholders, including the following:

  •
  election of the chairman of the audit committee and the statutory auditor (See "Item 10—Additional Information—Corporate Governance—New Corporate Governance Model"), as well as the members of the board of the General Meeting of Shareholders;

  •
  authorization of a dividend exceeding 40% of our distributable net income per year;

  •
  capital increases and other amendments to our articles of association;

  •
  issuance of bonds and other securities;

  •
  authorization of a shareholder that performs an activity competing with us to hold more than 10% of our ordinary shares;

  •
  approval of the general goals and fundamental principles of our policies; and

  •
  definition of our investment policies, including the authorization for acquisitions and transfers of shareholdings.

        Additionally, the election of one-third of the directors, including the Chairman of the Board of Directors, must be approved by the Portuguese State, as the holder of all the A shares.

Our recent ratings downgrades and any future downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

        Immediately after the announcement by Sonaecom on February 6, 2006 of the tender offer for Portugal Telecom, Standard & Poor's placed our credit rating on CreditWatch with negative implications, while Moody's placed our credit rating on review for possible downgrade, due to the possible increased leverage that might have resulted from the transaction. Following the presentation by our Board of Directors of an alternative shareholders' remuneration plan, increasing our indebtedness, Standard & Poor's and Moody's further downgraded our ratings to BBB+ and Baa1, respectively, on March 8, 2006. On August 3, 2006, Standard & Poor's and Moody's further downgraded our ratings to BBB- and Baa2, respectively, following the announcement of a step-up in the shareholder remuneration plan. After the failure of the Sonaecom tender offer, the rating agencies confirmed our credit ratings as BBB- (Standard & Poor's) and Baa2 (Moody's), both with stable outlook.

        We had four loans from the European Investment Bank ("EIB") totaling €343.2 million as of December 31, 2007 that contained a provision under which the EIB had the right to require us to provide a guarantee acceptable to the EIB in the event our ratings were downgraded to BBB/Baa2. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we failed to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans. As a result of our ratings downgrade on August 3, 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, we negotiated with EIB revised terms and conditions for these loans. The agreement with the EIB, signed on February 23, 2007, allows us to present the guarantee mentioned above only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch).

        Our ratings downgrades could adversely affect our ability to obtain future financing to fund our operations and capital needs. The downgrades could affect the marketability of any new debt securities we may wish to issue. As part of the agreement with EIB described above, the spreads on our EIB loans increased by between 1 and 28 basis points, increasing our interest expenses. In addition, the downgrades could affect the pricing terms we are able to obtain in any new bank financing or issuance of debt securities. In addition, any further downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities.

        Recent events have increased the uncertainty and volatility of the financial markets, leading to a significantly increase in execution and price risk in financing activities. Risk premiums in general, and for Portugal Telecom in particular, have risen considerably. Current financial market conditions could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms we are able to obtain in any new bank financing or issuance of debt securities. In addition, any further deterioration could have even more significant effects on our ability to obtain financing and therefore on our liquidity. Changes in interest rates and exchange rates may also impact negatively the fair value of our assets and liabilities.

Risks Relating to Our Wireline and Domestic Mobile Businesses

Intense competition has significantly affected, and is expected to continue to significantly affect, our revenues and our results of operations

        Competition from mobile telephony and from other wireline operators has significantly reduced our wireline revenues and is likely to continue to adversely affect our revenues.    During 2007, approximately 30.0% of our consolidated revenues were derived from services provided by our wireline business in Portugal, as compared to 34% in 2006. As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has now overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can bypass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a significant decline in our revenues from international wireline telephone services. The decrease in wireline traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business."

        Increased competition in the Portuguese mobile markets may result in decreased tariffs and loss of market share.    We operate in the highly competitive Portuguese mobile telecommunications market. We believe that our existing mobile competitors, Vodafone and Optimus will continue to market their services aggressively. In mid-2005, Optimus introduced a low-cost brand "Rede 4" in response to our new brand "Uzo." Vodafone also launched a product called Directo in mid-2005 targeting the same market as Uzo and Rede 4.

        In addition, the commercial introduction in Portugal of third-generation mobile services has heightened competition and reduced the profitability of providing third-generation services. ANACOM also intends to allow a new mobile operator in the 450 Mhz band to compete with us and other existing operators. The bidding process to choose a new operator is expected to occur in 2008.

        In November 2007, CTT, the Portuguese postal company, launched a mobile virtual network operator, or "MVNO," operation supported by TMN's network. MVNOs do not have their own network infrastructure and thus do not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. At the beginning of 2008, PT Multimédia also announced that it was negotiating with Vodafone to launch an MVNO.

        We expect competition from VoIP-based operators also to place increasing price pressure on voice tariffs and lead to reductions in mobile voice traffic. Competition from companies providing wireless local-area network, or "WLAN," services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third-generation services. See "Item 4—Information on the Company—Competition—Competition Facing TMN in Portugal."

        The broadband market in Portugal is highly competitive and may become more competitive in the future.    Our competitors have been improving their commercial offers in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and pay-TV subscription), including TV Cabo, a subsidiary of PT Multimédia. We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access and mobile broadband through UMTS, we may face loss of market share in the broadband market, which could result in a loss of subscribers and a loss in revenues.

        In particular, PT Multimédia has significant market share in its main businesses, and we expect it to be a strong competitor of our wireline and domestic mobile businesses in television Internet access and voice telephony in the future.

        In addition, in November 2005, ANACOM began a period of consultation regarding regulation of these services and issued a report on the subject in February 2006. Since then, some operators, including PT Multimédia, have launched fixed and nomadic (mobile) VoIP commercial services that compete with our services.

        In particular, PT Multimédia has significant market share in its main businesses, and we expect it to be a strong competitor of our wireline and domestic mobile businesses in Internet access and voice telephony in the future.

An adverse regulatory environment may negatively affect our profitability

        Reduced interconnection rates have negatively affected our revenues for our mobile and wireline businesses and may continue to do so. In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in the mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were further reduced by an average of 18.5% compared to the 2005 rates. These reductions have had a significant impact on interconnection revenues of our domestic mobile subsidiary, TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN") and consequently its earnings. Both fixed-to-mobile and mobile-to-mobile interconnection rates reached €0.11 per minute in October 2006. In October 2007, ANACOM issued a new draft decision proposing additional reductions in interconnection rates for the termination of calls on mobile networks but allowing lesser reductions for the third mobile operator, Optimus. The proposed reductions would commence in early 2008 and reach €0.65 by October 1, 2008. Although the public consultation process ended in December 2007, ANACOM has yet to issue a final decision. If approved, this decision could have a negative impact on our cash flows.

        Since 2004, ANACOM has been in the process of determining who has significant market power in call origination in the mobile networks market. However, ANACOM has not issued a final decision and has yet to submit a draft decision for public consultation. Although we cannot predict the outcome of this process, if ANACOM decides to define a new market—access and call origination—such a decision could negatively impact our revenues and results of operations.

        ANACOM's price controls on fixed-to-mobile interconnection may also negatively affect our wireline retail revenues because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network. We expect that the reduction in interconnection charges will continue to have a significant impact on our wireline retail revenues.

        In addition, the lower interconnection rates have also reduced revenues for our wholesale wireline business, which records revenue from incoming operating calls transiting through our network that terminate on the networks of mobile operators. The prices we charge to international operators (and hence our revenues) also depend on the interconnection fees charged by mobile operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that lower interconnection rates will continue to have a negative impact on our wholesale wireline revenues.

        ANACOM's decision in December 2006 requiring our wireline business to offer capacity-based interconnection rates (a flat-rate interconnection tariff) had a negative effect on our wholesale wireline revenues in 2007.

        The European Commission's review of roaming charges may lead to a reduction in domestic mobile revenues    In 2007, we received approximately 6.8% of our domestic mobile revenues from incoming and outgoing roaming charges, down from 7.1% in 2006. The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that have been effective since June 30, 2007. ANACOM recently announced the entry into force of these regulations and has announced that the roaming market will no longer be analyzed or further regulated in Portugal. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market. In the wholesale market, a maximum roaming charge of €0.30 per minute applies until August 30, 2008, a maximum roaming charge of €0.28 per minute will apply from August 30, 2008 until August 30, 2009, and a maximum roaming charge of €0.26 per minute will apply thereafter.

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

        Several recent statements by Viviane Reding, European Commissioner for Information Society and Media, suggest that roaming data services will also be subject to similar rules in the near future.

        We believe these regulations will have an adverse effect on the revenues of our domestic mobile business and on our company as a whole.

        Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our business    The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. The Portuguese telecommunications regulator, ANACOM, is currently conducting a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of electronic communications pursuant to a new EU regulatory framework for electronic communications networks and services, referred to as the new European Relevant Markets Recommendation. In all but one of the 16 markets for which ANACOM has completed its analysis, the Portugal Telecom group has been found by ANACOM to have significant market power and consequently is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal."

        The Portuguese government could terminate or fail to renew our wireline concession, our licenses and our authorization for data and mobile services.    We provide a significant number of services under a concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal." The concession runs until 2025, but the Portuguese government can revoke the concession after 2010 if it considers the revocation to be in the public interest. It can also terminate our concession at any time if we fail to comply with our obligations under the concession. Even if the concession remains in force, its terms and conditions could be materially affected by the outcome of a public consultation process in 2008 that the Portuguese government announced relating to the provision of universal service. The Portuguese government can also terminate our licenses under certain circumstances. Through TMN, we hold a renewable, non-exclusive license to provide GSM digital mobile telephone services throughout Portugal, valid until March 16, 2022, and a renewable, non-exclusive license to provide UMTS mobile telephone services throughout Portugal, valid until 2016. If the Portuguese government took such actions, we would not be able to conduct the activities authorized by the concession or the relevant licenses. This loss would eliminate an important source of our revenues.

Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the European Commission and the Competition Authority (the "Autoridade da Concorrência"), the Portuguese competition authority, can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries and investigations include several complaints before the Autoridade da Concorrência related to alleged anti-competitive practices in our wireline business, including complaints against:

  •
  PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004) for alleged anti-competitive practices in the broadband Internet market;

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines; and

  •
  PT Comunicações for alleged abuse of dominant position relating to the alleged refusal to provide access to its ducts. On August 1, 2007, the Portuguese Competition Authority fined us €38 million for this alleged anti-competitive practice, and the Company has appealed this fine. We have decided not to record a provision for this contingency.

        See "Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions" and "Item 8—Financial Information—Legal Proceedings."

        If we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings that are currently pending against us or that may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

Risks Related to Our Brazilian Mobile Business

We are exposed to exchange rate and interest rate fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2007, cumulative foreign currency translation adjustments related to investments in Brazil were positive €876.7 million. Devaluation of the Brazilian Real in the future could result in negative adjustments to our balance sheet, which could limit our ability to generate distributable reserves.

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

        Adverse political and economic conditions.    The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. The Brazilian government has utilized salary and price controls, currency devaluation and foreign exchange controls as tools in its previous attempts to stabilize the Brazilian economy and control inflation. Changes in the Brazilian government's exchange control policy, or in general economic conditions in Brazil, could have a material adverse effect on the results of our operations in Brazil. Deterioration in economic and market conditions in other countries (mainly in other Latin American and emerging market countries) may adversely affect the Brazilian economy and our business.

        Fluctuations in the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 12.8% in 2001 and by 81.4% in 2002. During 2002, the Real underwent significant devaluation due in part to political uncertainty in connection with the elections and the global economic slowdown. In the period leading up to, and after, the general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that would differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real until the end of 2002. The Real appreciated against the Euro by 1.3%, 1.4% and 31.7% in 2003, 2004 and 2005 respectively, and depreciated 1.97% against the Euro in 2006. In 2007, the Real appreciated against the Euro by 7.7%. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations and our ability to distribute reserves. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        During 2004 and 2005, the Brazilian Central Bank tightened its monetary policy to contain inflationary pressures resulting from high international prices for oil and other commodities, and increased the SELIC basic interest rate by 125 basis points to 17.75% at the end of 2004 and to 18.05% at the end of 2005. Since then, the Brazilian Central Bank has eased its monetary policy, decreasing the SELIC basic interest rate to 11.25% as of December 31, 2007. However, an increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil. In addition, an increase would raise our interest costs since most of the interest on Vivo's debt is floating.

        Inflation in Brazil.    Brazil has historically experienced extremely high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.9% in 2007, compared to 3.8% in 2006, 1.2% in 2005, 12.1% in 2004, 7.7% in 2003 and 26.4% in 2002. If Brazil experiences significant inflation, Vivo may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected, which could in turn have an adverse effect on our results of operations.

        We could be required to record impairment charges relating to goodwill for our investment in Vivo.    Under IFRS, we are required to test our goodwill for impairment at least annually. If the carrying value of our investment exceeds the related recoverable amount, we are required to write down our goodwill. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. See "Item 5—Operating and Financial Review and Prospects—Overview—Critical Accounting Policies and International Financial Reporting Standards." An increase in interest rates or other macroeconomic events (or an adverse event affecting the operations of Vivo) could decrease the estimated future cash flows from our investment in Vivo. An event that causes us to reduce our estimates of the future cash flows of Vivo could require us to record an impairment of this goodwill, and, depending on the size of the impairment, this could have a material adverse effect on our balance sheet, our ability to distribute reserves and our results.

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

        As in any joint venture, it is possible that we and Telefónica will not agree on Vivo's strategy, operations or other matters. Any inability of Telefónica and us to operate Vivo jointly could have a negative impact on Vivo's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Vivo will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the joint venture will be realized. See "Item 4—Information on the Company—Strategic Alliances—Alliance with Telefónica."

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

        These factors have already contributed to a negative effect on Vivo's market share and results of operations and could have a material adverse effect on our results of operations in the future. As a result of competitive pressures, for example, Vivo's market share decreased from 38.2% as of December 31, 2006 to 36.7% as of December 31, 2007.

        Recently, there has been consolidation in the Brazilian telecommunications market. In this regard, in August 2007, Vivo signed a stock purchase agreement with Telpart Participações S.A. to acquire control of Telemig Celular Participações S.A. ("Telemig") and Tele Norte Celular Participações S.A. ("Tele Norte") (see "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business"). In December 20, 2007, Telemar Norte Leste S.A. ("Telemar") announced that Telemar executed a stock purchase agreement with Vivo for the acquisition of Tele Norte. In March 2007, ANATEL approved these transactions. This transaction is a significant development in the Brazilian telecommunications market, and we believe the consolidation trend may continue and may result in increased competitive pressures within Vivo's market. Vivo may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect its business, financial condition and results of operations and consequently could adversely affect our results of operations.

Vivo's results of operations have been negatively affected in the past by a decrease in its customer growth and could also be affected if its rate of customer turnover increases

        Vivo's rate of acquisition of new customers has declined significantly, primarily due to competition and increased market penetration. For example, Vivo's net additions of customers decreased to a loss of 752 thousand customers in 2006, compared to a gain of 3,262 thousand customers in 2005. This negative change was mainly due to a decrease in the rate of addition of new prepaid customers with a loss of 517 thousand in 2006, compared to the addition of 2,704 thousand new prepaid customers in 2005. This change in the rate of new additions of customers negatively affected Vivo's results of operations in 2006. In 2007, Vivo had net additions of 4,430 thousand customers, including an increase of 3,693 thousand prepaid customers, but this improved trend may not continue in the future. In addition, if Vivo's rate of customer turnover were to increase significantly, its results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence Vivo's rate of acquisition of new customers and rate of customer turnover, including limited network coverage, lack of sufficient reliability of Vivo's services and economic conditions in Brazil.

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

        In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as "VC1" calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for long distance calls (known as "VC2" and "VC3" calls) that also provides for a 4.5% annual adjustment to interconnection fees. In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefónica, Telemar, Brasil Telecom, CTBC Telecom, Sercomtel and the mobile operators to determine the interconection fees for VC1, VC2 and VC3 calls. The provisional agreement also provides for a 1.97143% annual adjustment to interconnection fees in the Region I (Telemar's region) and a 2.25356% in the Regions II (Brasil Telecom's region) and III (Telefónica's region).

        In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators to determine the interconnection fees for VC2 and VC3 calls for the period since January 2004. The provisional agreement also provides for an annual adjustment of 4.5%, as of March 2006, and 1.97143% or 2.25356%, as of July 2007, to interconnection fees. The annual adjustments under these agreements may not be sufficient to cover Vivo's costs and preserve its margins from interconnections with Vivo's network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo derives an important part of its revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on its mobile networks.

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. Under Resolutions 438/2006, 480/2007 and 483/2007, beginning in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in arbitration cases by ANATEL to determine the value of interconnection fees. If this model results in lower annual adjustments to interconnection fees than under the provisional agreements reached in 2005, 2006 and 2007 described above, our revenues and results of operations will be adversely affected.

        ANATEL has also published resolutions proposing new regulations regarding interconnection charges that could adversely affect Vivo's revenues and results of operations. These proposals include (1) a resolution that one SMP operator in its authorization area is to receive only one interconnection charge for calls originated and terminated on its network (a proposal whose implementation has already been demanded by ANATEL), (2) a resolution for new negotiation rules for interconnection charges in arbitration cases under which ANATEL would have a role in determining the charges and (3) a resolution for the unification of interconnection charges in any given region of the general authorization plan (Plano Geral de Autorizações) for the SMP regime among SMP providers of the same economic group that have significant market power, according to criteria still to be defined. In this regard, when ANATEL organized the auction in December 2007 for new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated Bands F, G, I and J, it specified that any license awarded to a holder of an existing SMP license in the same region would be unified with that existing license within 18 months from the publication of the terms of authorization awarding the new license. Because Vivo was awarded Band J licenses in regions where it already possesses SMP licenses, the unification provision is likely to apply to Vivo. In addition, the invitation document for the December 2007 auction modified the rule for renewal of radio frequency licenses and includes in operating profits (which is one of the criteria considered in the renewal process) not only the profits received from customers through mobile service plans but also the profits received from payments from other operators for the use of the SMP network.

        These new proposed regulations could have an adverse effect on Vivo's results of operations because (1) interconnection charges could drop, thereby reducing Vivo's revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the prices Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce Vivo's average prices and its revenues.

Vivo also faces risks associated with litigation

        Vivo is party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to Vivo. See "Item 8—Financial Information—Legal Proceedings—Vivo Legal Proceedings."

Risks Relating to Our International Investments

        In accordance with our strategy, we continue to proactively manage our international businesses in selected markets and regions where we have a clear competitive advantage, especially in Africa. This strategy may be pursued either by investing alone or by developing partnerships and by acquiring existing companies or by investing in new projects.

        These investments are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, our ventures in international markets face risks associated with increasing competition, including due to the possible entrance of new competitors and the rapid development of new technologies.

        The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of us and our partners to operate these assets may have a negative impact on our strategy and on our results of operations.

        All these risks may have material adverse effects on our results of operations.

Risks Relating to Our ADSs and Ordinary Shares

An ADS holder may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights

        Holders of our ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Portuguese law and our articles of association, to vote the ordinary shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the ordinary shares in favor of proposals supported by our Board of Directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service.

        Under Portuguese law, dividends paid by Portuguese companies are subject to withholding tax at a 20% rate. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required. A specific form (Form 21-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

        If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the 20% rate. If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the 5% excess Portuguese withholding tax to you. However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the date the dividends are made available. See "Item 10—Additional Information—Taxation—Dividends."

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 5% excess Portuguese withholding tax even if you fill out Form 22-RFI and are eligible to receive reimbursement as described above. Please contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the treaty.

ITEM 4—INFORMATION ON THE COMPANY

Overview

        Our legal and commercial name is Portugal Telecom, SGPS, S.A. We are a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Portuguese Republic. The company was originally incorporated as Portugal Telecom, S.A., a sociedade anónima in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701, and our facsimile number is +351 21 500 0800. Our agent for service of process in the United States is Puglisi & Associates at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our home page is located at www.telecom.pt. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

        We provide telecommunications services mainly in Portugal, Brazil and certain countries in Africa, including:

  •
  wireline services, which include fixed line telephone services for residential and nonresidential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, Internet access (dial-up and broadband ADSL), data and business solutions, portal and e-commerce services through our subsidiaries, in particular PT Comunicações, S.A. ("PT Comunicações");

  •
  mobile telecommunications services, such as voice, data and Internet-related services in Portugal through our subsidiary TMN—Telecomunicações Móvies Nacionais, S.A. ("TMN") and in Brazil through our 50%-owned joint venture Vivo;

  •
  Internet Protocol Television ("IPTV") services, through PT Comunicações; and

  •
  sales of telecommunications equipment.

        In Portugal, we are the leading provider of all of these services, except for IPTV services, according to data provided by ANACOM, the Portuguese telecommunications regulator. The provision of wireline services in Portugal continues to account for a large proportion of our revenues (30.0% during 2007) as compared to revenues derived from any other line of business. In Brazil, we have a leading position in the mobile market, according to data provided by ANATEL, the Brazilian regulator. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles S.A. ("Telefónica Móviles") (the Spanish mobile telecommunications company that has merged with and into Telefónica S.A. ("Telefónica"), the Spanish telecommunications company), pursuant to which we created, on December 27, 2002, a mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003.

Strategy

        The telecommunications market is increasingly characterized by new technological developments resulting in new opportunities and risks for telecommunications operators, the growth in demand for Internet-related services and the increasing use of information technology in telecommunications services. The key elements of our strategy include:

  •
  enhancing the performance of our operations in the evolving domestic competitive landscape, including initiatives such as rolling out fixed-mobile convergent services, bundled offerings of voice, broadband and pay TV services and offering differentiated broadband services;

  •
  continuing our existing partnerships and seeking to manage our international assets in a proactive manner in selected markets where we have a clear competitive advantage, namely in Brazil and Africa;

  •
  continuing our focus on the operational enhancement of Vivo; and

  •
  continuing to develop business in Africa and seek opportunities to selectively expand our footprint.

        Our specific strategies in our domestic market include the following:

  Wireline

  •
  continue to roll out triple-play services through the expansion of IPTV services;

  •
  obtain economies of scale in the television business through the launch of direct-to-home ("DTH") satellite television services in 2008;

  •
  continue to develop and market voice services at flat rates;

  •
  continue to improve the attractiveness of our broadband services by offering exclusive content and value-added services rather than focusing only on price and speed;

  •
  in our data and corporate unit, increase our emphasis on value-added, integrated information technology and solutions to business;

  •
  continue to implement cost control measures in the fixed network; and

  •
  focus on fixed-mobile convergent services, taking advantage of brand recognition of SAPO and TMN.

  Domestic Mobile

  •
  consolidate leadership in the mobile market, including by building on recent gains in the corporate and youth segments;

  •
  continue to develop and bring to market innovative data and video services for third-generation mobile phones; and

  •
  continue to seek operational efficiency.

  Group-Wide Initiatives

  •
  seek further company-wide operating efficiencies by centralizing common functions; and

  •
  continue to use workforce reductions to decrease our labor costs and increase our productivity over time.

Recent Corporate Transactions

  Announced Acquisition of Telemig

        On August 2, 2007, Vivo signed a stock purchase agreement with Telpart Participações S.A. ("Telpart") to acquire control of Telemig Celular Participações S.A. ("Telemig") and Tele Norte Celular Participações S.A. ("Tele Norte") and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. In addition, Vivo will acquire from Telpart certain subscription rights for R$87 million.

        Upon closing of the transaction, in accordance with Brazilian law, Vivo will launch mandatory tender offers for the acquisition of common shares held by non-controlling shareholders at 80% of the price paid for the controlling stake. The mandatory tender offers will be extended to Telemig, Telemig Celular (the mobile operator held by Telemig), Tele Norte and Amazônia Celular (the mobile operator held by Tele Norte). In addition, Vivo intends to launch voluntary tender offers for up to one-third of all classes of preferred shares held by the non-controlling shareholders in the holding and operating companies at a 25% premium to the weighted average price of the last 30 trading days up to August 1, 2007. Assuming full acceptance of all offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of approximately R$2.9 billion (including the R$1.2 billion amount described in the preceding paragraph and the value of the subscription rights). Telemig Celular and Amazônia Celular operate in the regions of Minas Gerais and Amazonia, respectively, and the transaction will therefore allow Vivo to increase its coverage and customer base.

        The completion of the transaction is subject to shareholder approval of Telpart, Telemig, Telemig Celular, Tele Norte and Amazônia Celular, as well as to customary closing conditions. See "—Brazilian Mobile Business—Acquisition of Telemig."

  Spin-Off of PT Multimédia

        On November 7, 2007, we completed the spin-off of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia"), our former multimedia business, through a distribution to our shareholders. The spin-off was approved by our shareholders on April 27, 2007, and PT Multimédia has been reflected in our financial statements as discontinued operations since that date.

        As a result of the application of withholding tax and the mechanics for paying cash in lieu of fractional shares, we initially retained 25.7 million shares of PT Multimédia, representing 8.3% of its share capital. By November 13, 2007, we had disposed of this interest to buyers who committed to holding those PT Multimédia shares for a six-month period from November 7, 2007. We no longer retain any interest in PT Multimédia.

Business Units

        Our market is characterized by increasing competition and rapid technological change. Our business unit subsidiaries are held directly and indirectly by Portugal Telecom in its role as holding company. We have integrated certain functions across the company, in particular information systems (PT Sistemas de Informação), research and development capabilities (PT Inovação), back office activities (PT Pro), central purchasing capabilities (PT Compras) and call center operations (PT Contact). The diagram below presents our different businesses as of the date of filing of this Annual Report on Form 20-F.

(1)
Providing wireline services in Portugal, including our fixed telephone service, Internet access services, wholesale services, data and business solutions services and IPTV services.

(2)
Various international investments, including global telecommunications operators in the Cape Verde Islands, São Tomé and Principe Islands and Macau, mobile operators in Namibia, Morocco and Angola, and other investments.

(3)
Various companies providing services to Portugal Telecom group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT Pro (shared services), PT Compras (central purchasing) and PT Contact (call centers).

        For additional information on our significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

        The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007
	(€ millions)
Wireline Business:
Retail	1,318.8	1,173.5	1,023.2
Wholesale	457.7	464.2	486.9
Data and Corporate	244.9	250.5	265.6
Directories	120.4	108.9	98.0
Sales	34.2	32.8	40.5
Other	37.7	41.9	48.1

Total	2,213.6	2,071.8	1,962.4

Domestic Mobile Business:
Services	1,403.6	1,363.2	1,393.1
Sales	146.3	129.7	141.8
Other	7.1	9.4	8.1

Total	1,557.1	1,502.4	1,542.9

Brazilian Mobile Business:
Services	1,737.8	1,789.8	2,157.2
Sales	233.8	254.8	258.1
Other	65.3	60.2	47.7

Total	2,036.9	2,104.7	2,463.0

Other Businesses	244.8	281.4	377.3

Eliminations in consolidation	(228.4)	(195.0)	(197.2)

Total consolidated operating revenues	5,824.0	5,765.3	6,148.4

Our Businesses

Wireline Business

        Our wireline business consists of four operating companies, PT Comunicações, PT Prime, PT.com and PT Corporate, which provide the following services on our wireline network:

  •
  retail, including fixed line telephone services, pay TV (IPTV) services and Internet access services to residential and small office home office customers;

  •
  wholesale, including leased lines, interconnection services, unbundled access to our local loops, broadband ADSL services, wholesale line rental, access to ducts, transmission of television and radio signals and international carrier services;

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

        PT.com is the leading Internet company in Portugal, operating as an Internet Service Provider ("ISP"), using our fixed line network and the brands SAPO and Telepac, as well as in portal and related activities through sapo.pt, Portugal's leading Internet portal.

        PT Corporate, launched in July 2003, serves the largest economic groups and government-related entities in Portugal, and acts as a single interface for every company within the PT Group, with the authority to represent, negotiate and sign in the name of each PT Group company. PT Corporate offers these large corporate customers solutions for fixed and mobile telecommunications, Internet, technology and information systems and outsourcing. Due to the size and specific business requirements of its clients, PT Corporate was created to contribute to its clients' business success by assuring the integrated and optimized development of their systems and information processes.

  Fixed Line Network

        We had approximately 4,176 million telephone and asymmetric digital subscriber line ("ADSL") access lines in service at December 31, 2007, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into traditional main lines ("PSTN"), ISDN lines and ADSL lines. We count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2007, we had 714 thousand ADSL lines, of which 652 thousand were attributable to our ADSL retail business (which is operated by PT.com), and 3,010 thousand PSTN/ISDN lines. In the third quarter of 2007, we launched IPTV services, totaling 21 thousand new lines at the end of 2007. The following table shows the number of our main lines by category.

	As of December 31,
	2003	2004	2005	2006	2007
Fixed line main lines in service (thousands)
Traditional main lines	3,224	3,165	3,011	2,590	2,312
ISDN main line equivalents	813	783	758	727	699
ADSL	188	420	637	749	714
TV	—	—	—	—	21
Unbundled local loop (ULL)	—	9	72	196	291
Wholesale line rental (WLR)	—	—	—	142	140
Total	4,225	4,377	4,478	4,404	4,177
PSTN/ISDN fixed line main lines per 100 inhabitants	41.2	40.6	40.5	40.4	38.3
Public pay phones (thousands)	41.4	47.3	57.8	65.7	61.7

        Over past years, we have made significant investments to meet subscriber demand for lines and to modernize our fixed line network. As a result, the number of PSTN/ISDN lines per 100 inhabitants has almost doubled from 20.9 fixed line main lines at the end of 1989 to approximately 38.8 fixed line main lines at the end of 2007.

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

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2007, PT Comunicações was providing approximately 1,034 thousand voice mail boxes.

        We have offered ISDN services commercially since 1994. We offer a basic-rate service, which provides two communications channels. We also offer a primary-rate service, which provides up to 30 communications channels. At the end of December 2007, we had 224,490 subscribers to the basic-rate ISDN service and 7,483 subscribers to the primary-rate ISDN service. By the end of 2007, ISDN lines represented 23.2% of our total equivalent fixed line main lines, as compared with 21.9% one year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and our ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

        We launched ADSL service in Lisbon and Oporto in 2002 and now cover virtually all of Portugal. We offer ADSL lines both to retail customers, such as residential customers and small and medium-sized businesses, and to wholesale customers. In 2006 and 2007, we continued to deploy ADSL as one of our principal strategies, increasing geographic coverage to almost all of Portugal and increasing transmission speeds, namely through the launch of ADSL2+ services. We also introduced new pricing plans targeted to specific customer needs. The following chart shows the evolution of our ADSL retail and wholesale customer base for the periods indicated.

ADSL Customers

(Thousands)

        We had 0.2 billing complaints per 1,000 bills and 11.7 reported faults per 100 main lines in the year ended December 31, 2007. The percentage of faults repaired in less than 12 working hours was

77.4% in 2007, compared with 77.7% in 2006. We offer residential customers detailed billing on request without extra charge.

  Traffic

        Total traffic on the network has been decreasing since 2002, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up Internet users to ADSL. The chart below sets forth the rate of growth or decrease of traffic on our fixed line network in terms of the percentage change in minutes.

        The following table shows the breakdown of total traffic originated on our fixed line network between retail and wholesale traffic for the periods indicated.

Total Traffic

	Year Ended December 31,
	2003		2004		2005		2006		2007
	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%
Retail	7,947	43.5	7,250	44.0	6,400	43.2	5,575	41.5	5,218	41.7

Wholesale	10,308	56.5	9,229	36.0	8,418	56.8	7,867	58.5	7,284	58.3

Total	18,255	100.0	16,479	100.0	14,818	100.0	13,442	100.0	12,502	100.0

        We offer other ISPs access to our network under one of two regulated access regimes that may be chosen by the ISP: (1) the Reference Offer for Internet Access, which allows ISPs either to pay us a call origination charge and a fee for invoicing customers on their behalf or to pay a per minute charge or a flat rate and (2) the Reference Interconnection Offer, based on per minute call origination charges. The applicable access regime depends on the manner in which the ISPs' infrastructures are connected to our network and billing arrangements. For additional information, see "—Regulation-Portugal—Interconnection—Internet Access." Traffic under these access regimes is included in the line "Wholesale" in the table above.

        We are required to provide carrier selection to our customers for all kinds of traffic. See "—Regulation-Portugal—Number Portability and Carrier Selection." Carrier selection has been an additional factor that has contributed to the reduction in traffic on our network. In addition, in January 2006, ANACOM published regulations permitting carrier pre-selection of non-geographic services, except for toll-free numbers.

        Except for customer pre-selection and Internet traffic, we account for traffic originating on our network in our fixed line telephone services unit, and we allocate the revenue billed to customers to that unit. Traffic originating on other networks but terminating on our network, and the related revenue, is allocated to our wholesale unit.

  Marketing

        We have increased our marketing efforts aimed at customer loyalty and promoting increased use of our wireline telephone services. We aggressively promoted the sale of products and services targeted to specific customers in both 2006 and 2007 through, among other things, the rollout of flat-rate pricing plans. We have a flat-rate pricing plan for calls made between 9:00 p.m. and 7:00 a.m., which contributed to customer loyalty and increased traffic in 2007.

        We use market research programs to evaluate customer satisfaction and service quality and to help develop new products. We focus our marketing on different segments of the residential and business market. We have an advanced billing and customer information system and a marketing information database that combines usage and other relevant data.

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

        We have continued to pursue our strategy of market segmentation, namely our residential and business market segments, and established partnerships between our subsidiaries to offer integrated telecommunications solutions to corporate customers, including simpler voice services and integrated website solutions. We also executed agreements with corporate associations to benefit small businesses.

  Retail

        Fixed Line Telephone Services.    We provide public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €1,023.2 million and €1,173.5 million during 2007 and 2006, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

  •
  Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as, in most cases, a monthly fee from pricing packages; and

  •
  Traffic, including charges for the use of our fixed line network based on rates dependent on the amount and type of usage.

        We divide traffic into domestic and international traffic. Domestic traffic consists of domestic telephone services provided directly to subscribers that originate or terminate calls on our fixed line network. International traffic consists of international telephone services provided directly to users that originate calls on our fixed line network.

        Since 2000, public switched fixed line telephone services in Portugal have been fully open to competition. As a result of this competition, as well as the trend toward use of mobile services instead of fixed line services, we have experienced, and expect to continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. See "—Competition—Competition Facing Our Wireline Business."

        Fixed Charges.    Our fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €488.4 million and €568.1 million to our wireline operating revenues during 2007 and 2006, respectively.

        In 2005, we created two different tariffs—one for the residential market and another for the business market. The installation charge remained the same for both markets, €71.83. The standard line rental fee was €12.66 for the residential market and €12.98 for the business market. The fee for basic ISDN lines was €26.46 per month for both markets. In 2007, we amended the tariff schedule for our residential market and the standard line rental fee schedule for our business market. In March 2007, calls within our residential market became free from 9 p.m. to 9 a.m. on weekdays. In September 2007, the line fee for the business market was set at €14.40. The chart below illustrates changes in our prices and fees from 2003 through 2007. All prices are in Euros and exclude VAT.

Fixed Fees for Fixed Line Telephone Services(1)

	As of December 31,
	2003	2004	2005	2006	2007
Installation fee	71.83	71.83	71.83	71.83	71.83
Line rental per month
Residential	12.3	12.66	12.66	12.66	12.66
Business			12.98	13.35	14.40

(1)
Amounts rounded to nearest hundredth.

        Traffic.    Traffic contributed €352.7 million and €425.1 million to our wireline operating revenues during 2007 and 2006, respectively. Measured in minutes, total fixed line traffic decreased by 7% in 2007 compared with 2006. The decrease was primarily due to the continuing effects of the trend toward use of mobile services instead of fixed line services and the migration of Internet users to ADSL.

        Domestic.    Domestic traffic contributed €306.1 million and €372.7 million to our wireline business's operating revenues in 2007 and 2006, respectively.

        Since 2006, we have had two domestic tariffs: local (former local + regional) and national. Between the end of 2001 and the end of 2006, weighted average prices for domestic fixed line telephone services decreased by 0.83% per year in nominal terms. Compared with 2006, domestic prices decreased an estimated 0.45% over the course of 2007 in nominal, annualized terms. See "—Regulation-Portugal—Pricing of Wireline Services."

        The chart below illustrates changes in our prices from 2003 through 2007. The call prices from 2003 through 2007 are for a three-minute call at peak rates in 2007 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As of December 31,
	2003	2004	2005	2006	2007
Local call prices
Residential	0.12	0.13	0.12	0.12	0.12
Business			0.13	0.13	0.13
Regional call prices
Residential	0.21	0.16	0.12	0.12	0.12
Business			0.13	0.13	0.13
National call prices
Residential	0.29	0.20	0.19	0.19	0.19
Business			0.19	0.19	0.19

(1)
Amounts rounded to nearest hundredth.

        Our pricing structure has come more into line with pricing structures in the rest of the EU over the last ten years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2007.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2007
	EU Average(1)	EU Average(2)	Portugal
Local call prices:
Residential	0.037	0.038	0.041
Business	0.036	0.037	0.042
National call prices:
Residential	0.061	0.068	0.065
Business	0.055	0.061	0.063

(1)
The average including all 25 member states of the EU.

(2)
The average including only the previous 15 member states of the EU.

        To increase our price competitiveness, we are promoting innovative differentiated pricing plans for market segments, including various plans specially designed for business customers and residential customers. We also offer a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society.

        International.    Revenues from international fixed line telephone services come primarily from charges to our individual and business subscribers in Portugal for outgoing calls. Revenues from international fixed line telephone services have generally decreased in recent years as a result of decreases in volume and prices for outgoing international calls, although traffic increased in 2005 as a result of growth in traffic from prepaid international calling cards.

        Historically, the amount of incoming traffic was significantly greater than the amount of outgoing traffic. As a result of this imbalance, we received higher amounts from other international telecommunications operators than we pay out to these operators. In the past several years, however, the difference between the incoming and outgoing traffic has diminished due to competitors that transport increased incoming traffic from foreign operators and an increase in outgoing traffic primarily due to the increase of immigrants in Portugal. As a result, the income and outcome payments relating to this traffic from foreign operators has almost become equal. We periodically renegotiate the applicable rates with these operators. In recent years, the billing rates among operators have been declining steadily, both for incoming and outgoing traffic. We estimate that, on an aggregate basis in Euros, settlement rates for international traffic at the end of 2007 decreased by a weighted average of approximately 4.1% for incoming traffic and 1.05% for outgoing traffic compared to the end of 2006.

        Since the opening of the Portuguese market to competition in 2000, international telecommunications operators have been able to provide services directly in Portugal. They can lease lines from us or obtain international lines from other operators and then interconnect with our fixed line network. The revenues we receive from these services are interconnection fees and thus fall into the wholesale business category of our wireline business. As a result, while our share of the international market has declined, increases in our wholesale business have, to some extent, offset this decline.

        We set retail traffic charges for international fixed line telephone services by groups of countries. Within each group, we charge different prices according to the time of day and the day of the week that the customer makes the call. Between the end of 2003 and the end of 2007, international traffic has remained broadly the same in real terms.

        The table below shows changes in retail prices for our international fixed line telephone services to selected destinations since 2003. The prices for 2003 through 2007 are peak rate prices per minute on the basis of a three-minute call, set at 2007 constant prices. They are in Euros and exclude VAT.

Selected Prices for the International Services(l)

	As of December 31,
	2003	2004	2005	2006	2007
EU(2)	0.27	0.27	0.27	0.27	0.27
Other European countries(3)	0.61	0.61	0.61	0.61	0.61
United States	0.28	0.28	0.28	0.28	0.28
Canada	0.28	0.28	0.28	0.28	0.28
Brazil	0.57	0.57	0.57	0.57	0.57

(1)
Euro amounts rounded to nearest hundredth.

(2)
Including Switzerland.

(3)
Excluding Norway and Iceland.

        ADSL Services and ISPs.    According to ANACOM, we are the leader in providing Internet access in Portugal. As of December 31, 2007, we had approximately 652 thousand ADSL retail customers, which represented an overall decrease of 4.8% over the previous year. The decrease was, in part, due to a database cleanup in which we eliminated 103 thousand inactive prepaid broadband customers from our database.

        We also offer dial-up paid and free Internet access services. In 2007, revenues from ADSL services grew 2.9% to €175.1 million, more than offsetting a decline in dial-up revenues from €10.2 million to €4.9 million as increasing numbers of people switched to broadband service.

        Application Service Provider ("ASP").    We also provide ASP services in Portugal, which include remote applications services, web hosting and web design services to small and medium-sized enterprises. We had approximately 2,407 customers for our ASP business as of December 31, 2007.

        ISP Traffic Revenues.    PT.com offers Internet access through the lines of our fixed line network. PT.com retains all of the revenues from Internet traffic and pays PT Comunicações for use of the fixed line network.

        IPTV Services.    In the second quarter of 2007, we announced the soft launch of IPTV services. Our triple-play offer includes 42 pay TV channels (of which 10 are à la carte), broadband access of up to 8MB and unlimited fixed-to-fixed calls. In addition, customers can buy premium channels, such as SportTV (a premium sports channel) and premium movie channels. The service is provided using ADSL 2+ and is available for up to two televisions per home. We were the first operator in Portugal to introduce HDTV and have the most extensive VOD offer in the market. The service is being initially rolled out in Lisbon and Oporto.

  Wholesale

        Our wireline wholesale services business, which is provided primarily through PT Comunicações, consists of:

  •
  domestic and international interconnection telephone services (including capacity-based domestic interconnection) that we provide to other telecommunications service providers in Portugal;

  •
  provision of carrier pre-selection and number portability;

  •
  leasing of domestic and international lines to other telecommunications service providers and Portuguese cable television operators;

  •
  provision of ADSL (including "naked" DSL from February 11, 2008 onward) on a wholesale basis to other ISPs;

  •
  provision of unbundled access (including shared access) to metallic loops and sub-loops to provide broadband and voice services to other telecommunications operators in Portugal;

  •
  provision of wholesale line rental to other telecommunications service providers in Portugal;

  •
  provision of co-location services and access to ducts and associated facilities to other telecommunications operators in Portugal;

  •
  transmission of television and radio signals for major broadcast television companies in Portugal;

  •
  narrowband Internet access origination services, which we provide to ISPs;

  •
  international carrier services (transport, transit and/or termination) for international switched traffic; and

  •
  other services provided to telecommunications service providers and operators, such as IP international connectivity.

        Wholesale services provided €486.9 million and €464.2 million to our wireline operating revenues in 2007 and 2006, respectively.

        Traffic.    Interconnection and narrowband Internet access traffic comprised about 45% of our wholesale business in terms of revenues in 2007. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates namely for call termination, call origination, transits and international interconnection. In 2007, from January 1 to March 25, interconnection rates per minute for call termination included local rates equal to €0.0061, single tandem rates equal to €0.0091 and double tandem rates equal to €0.0141, each based on a three-minute call made during peak hours. From March 26, 2007 onward, interconnection rates per minute for call termination included local transit rates equal to €0.0056, single tandem rates equal to €0.0082 and double tandem rates equal to €0.0127, each based on a three-minute call made during peak hours.

        Wholesale traffic is generated by the interconnection portion of our wholesale business and decreased by 7.4% in 2007 compared with 2006 and 6.5% in 2006 compared with 2005. This decrease was primarily due to a decrease in dial-up Internet traffic, which was partially compensated for by increases in termination traffic and international incoming traffic.

        Leased Lines.    We lease lines to other telecommunications providers for fixed, mobile and data communications services, including our own subsidiaries and competitors. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. We offer both national terminating segments and trunk segments at the wholesale level. We also lease international circuits to national and international operators to allow them to complete their circuits (often circuits that pass through Portugal linking other countries), and we sell segments of international circuits to international operators.

        The three current mobile telephone operators in Portugal, which include our subsidiary TMN, Vodafone Portugal and Optimus, are among our wireline business's largest leased line customers.

        Prices.    Domestic interconnection revenue per minute for calls terminated on our network declined by 17.1% in nominal terms in 2007 compared with 2006, due to our introduction of capacity-based interconnection offers and ANACOM's decision to lower interconnection rates, and by 7.8% in 2006 compared with 2005. International interconnection revenue per minute for wholesale operators' outgoing traffic declined 4.1% in nominal terms in 2007 compared with 2006, and by 21.6% in 2006 compared with 2005. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented (with costs audited by ANACOM) plus a margin.

  Data and Corporate Services

        We provide data and corporate services within our wireline business to top corporate and business customers that need complex telecommunications solutions, including:

  •
  digital leased lines;

  •
  broadband data and IP/MPLS Ethernet solutions;

  •
  networking and systems integration solutions;

  •
  Internet-related services and applications, including Intranet and Extranet services;

  •
  interactive systems and related applications;

  •
  outsourcing of telecommunications application systems;

  •
  security and disaster recovery solutions;

  •
  consultancy services;

  •
  Web design and site management;

  •
  fixed line and mobile convergence services;

  •
  business-to-business e-commerce;

  •
  housing and hosting solutions, including application service provider, or ASP, and enterprise resource planning, or ERP; and

  •
  telephone services using Internet protocol.

        We are the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues contributed €265.6 million and €250.5 million to our wireline operating revenues in 2007 and 2006, respectively.

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

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom, Orange and BT Infonet. We use systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Motorola, Nortel Networks and Matra/EADS Telecom.

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

        Networks.    We provide services over the largest IP/MPLS backbone in Portugal, with PT Prime leasing the necessary fixed line capacity from PT Comunicações. We have points of presence in all major cities throughout Portugal, and we link our network to our customers' premises through switches and access points that we own. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. We also provide high speed Internet access through ADSL and ADS. PT Prime supplies full IP and broadband connectivity for the entire Portugal Telecom group.

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

        Systems Integration.    We offer an integrated range of telecommunications and information technology services to the business market. Our goal is to service all of our customers'

telecommunications needs and to leverage the traditional offering of products and services from Portugal Telecom.

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

        We also offer services focused on the integrated management of networks ranging from local area networks ("LANs"), to software applications, including PC management.

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

        We offer our corporate customers services available from other companies in the Portugal Telecom group. Our subsidiary PT.com, for example, provides significant support for product development and the marketing of Internet and ADSL access.

  Other Wireline Services

        Other wireline services include primarily our directories business and sales of telecommunications equipment.

        Directories.    Operating revenues from our directories business amounted to €98.0 million and €108.9 million in 2007 and 2006, respectively. We subcontract to Páginas Amarelas (an affiliated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space.

        Sales of Telecommunications Equipment.    Revenues from sales of telecommunications equipment amounted to €40.5 million and €32.8 million in 2007 and 2006, respectively, including the sale of handsets, modems and other telecommunications equipment.

Domestic Mobile Business

        We conduct our mobile business in Portugal through our wholly-owned subsidiary TMN. TMN is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network, as well as by revenues, margins and profits.

        Operating revenues from TMN amounted to €1,542.9 million in 2007 compared to €1,502.4 million in 2006. At December 31, 2007, there were approximately 126.9 active mobile telephone cards per 100

Portuguese inhabitants according to ANACOM. The table below provides statistical information relating to TMN.

	As of December 31,
	2003	2004	2005	2006	2007
TMN-Portugal
Number of subscribers (thousands)(1)	4,887	5,053	5,312	5,704	6,261
Subscriber growth per annum (%)	10	3	5	7	10
Number of subscribers per 100 inhabitants (including competitors' subscribers)(2)	89.8	95	108.7	115.7	126.9
Estimated market share by number of subscribers (%)(3)	48.7	48.8	46.4	46.7	46.5
Number of employees	1,109	1,133	1,184	1,140	1,144

(1)
Including mobile virtual network operators, or "MVNO," customers.

(2)
Source: ANACOM.

(3)
Sources: ANACOM and TMN; calculated as TMN's total number of subscribers divided by the mobile market in terms of subscribers, as disclosed by ANACOM.

  Services

        TMN provides mobile telephone services using the GSM and UMTS technologies. GSM and UMTS are European and worldwide standards using digital technology. Through roaming agreements, TMN's subscribers can use GSM and UMTS services to make and receive mobile calls throughout Europe and in many other countries around the world.

        TMN provides GSM mobile telephone services in the 900 MHZ and 1800 MHZ band spectrums. TMN's strategy has been to use GSM 1800 services to offer an increased number of channels in high traffic density areas without compromising the quality of the network. Dual-band handsets, which select available channels from each frequency band, enable users to benefit from the wider range of available channels.

        In 2004, TMN began providing UMTS services to its customers, with an emphasis on new services, such as video telephony and high-speed data. TMN has pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites. At the end of 2007, TMN's UMTS population coverage was approximately 87%, and its geographic coverage was about 51%, or 3,985 municipalities out of a total of 4,252 in Portugal, including every municipality with over five thousand inhabitants.

        In April 2006, TMN launched HSDPA (High Speed Downlink Packet Access), the first step in the evolution of mobile broadband UMTS services. This technology will evolve in the coming years, positioning mobile operators as competitors in the high speed Internet services market. In the first half of 2006, TMN also launched a mobile TV service and a mobile ticketing service for cinemas in partnership with Lusomundo Cinemas, a subsidiary of PT Multimédia.

        TMN paid spectrum fees in 2006 and 2007 of €26 million and €28 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network and its UMTS network. These spectrum fees are recorded as an operating expense under "indirect taxes" in our financial statements.

        We expect the development of third generation services to require certain additional investments by TMN. TMN made direct investments of €114.2 million in 2006 and €118.2 million in 2007 in building out its third-generation network and services. In 2007, the investments made by TMN in connection with UMTS represented approximately 60% of its total capital expenditures in 2007, excluding investments in the Portuguese information society associated with the UMTS license.

        During 2007, TMN introduced the following new products and services in Portugal:

  •
  "Office Box PME," a new voice and data offer targeting small and medium businesses and small home offices that includes mobile and fixed voice services, broadband, and Internet and e-mail services;

  •
  "Internetnotelemóvel," a new mobile Internet service based on a flat rate for unlimited use of the Internet and e-mail access through mobile handsets; and

  •
  "kitados," a new set of pricing plans launched to address the youth segment that allows customers to make unlimited on-net calls after the first minute at night ("kit noite"), on weekends ("kit fim de semana") or to a selected number ("kit par").

        Peer-to-peer ("P2P"), messaging services via Short Messaging Services ("SMS") or Multimedia Messaging Services ("MMS") continue to account for a significant portion of TMN's data revenues and are an area where TMN continues to experience significant growth. In addition, TMN offers a wide range of other services in its data service portfolio, such as a multimedia mobile portal (I9-Inove) and a standard mobile portal (myTMN), multimedia content services (including Logos & Ring Tones or Java games), access to third-party branded content, corporate solutions and mobile payment services. TMN also offers an m-payment service called Telemultibanco that allows the payment of utility bills by mobile phone.

        TMN also offers a variety of services for access to e-mail or Internet through Wi-Fi, GPRS and UMTS. GPRS is a mobile data service standard for GSM handsets. The launch of HSDPA in April 2006, which allows speeds of up to 1.8 Mbps, significantly improved mobile Internet access. In October 2006, TMN made available speeds of up to 3.6 Mbps. In 2007, TMN and PT Wi-Fi agreed to extend the portfolio of Wi-Fi services provided by TMN.

        TMN offers data services specifically focused on the corporate segment, such as SMS Express and the POS Mobile service. SMS Express allows users to send messages to a mailing list in a quick, automatic and easy form. POS Mobile allows TMN corporate clients to use POS (point of sale) mobile equipment to receive debit or credit payments at any place with total security. TMN also launched Localizz, which is a location-based service that allows mobile management and localization of a company's resources (such as handsets, cars, machines and containers) through an Internet website.

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

        In 2005, TMN introduced a low-cost brand "Uzo" that targets low-cost subscribers and uses TMN's GSM network. Uzo offers a very simple service to its customers with no obligatory recharges and one tariff for voice calls and SMSs to all networks of 16 cents per minute and 8 cents per message, respectively. However, if the customer recharges its card with €15 or more, he or she is allowed to speak and to send messages to all networks for 12 cents per minute and 6 cents per message, respectively, for a period of 30 days. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo's products and services are offered through the Internet, Uzo's call centers (which are separate from TMN's call centers) and independent news stands and shops located throughout Portugal.

  Subscribers and Traffic

        TMN is the market leader in mobile services in Portugal. At December 31, 2007, TMN had approximately 6.3 million subscribers, representing an increase of 9.8% from December 31, 2006. At December 31, 2007, TMN's subscribers represented 46.5% of the total mobile subscribers in Portugal.

During 2007, TMN's share of new mobile subscribers (net additions) was 45.5% according to ANACOM.

        In addition to the increase in the number of subscribers, mobile usage grew during 2007. TMN's voice traffic in terms of minutes grew by 8.7% to 8,477 billion minutes in 2007, compared to 7,802 billion minutes in 2006. Average monthly usage per subscriber increased by 0.3% to 120.6 minutes in 2007, compared to 120.3 minutes in 2006, primarily due to the growth in originated traffic.

        In terms of traffic from data transmission services, SMS increased by 50.0% during 2007 and there were an average of 83.0 SMS messages per month per user in 2007, 38.5% more than the average of 59.9 SMS messages per month per user in 2006. Traffic from WAP services supported by GPRS and UMTS networks increased by 262% in 2007.

  Prices and Revenue Breakdown

        We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 90.1%, 9.2% and 0.7%, respectively, of TMN's revenues in 2007 and approximately 90.2%, 8.6% and 1.2%, respectively, of TMN's revenues in 2006. Monthly subscription fees range from €12.4 (+Perto; Plano; Extra 100) to €41.3 (Extra 500), excluding VAT.

        Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on TMN's business. In 2005, ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates, and in 2007, these rates were further reduced by an average of 6.2% compared to the 2006 rates. Further reductions in interconnection charges are expected should ANACOM issue a decision to that effect in 2008. In October 2007, ANACOM issued a draft decision that was submitted for the public consultation process, proposing significant further reductions in the mobile termination rates. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings.

  Products and Marketing

        TMN offers a variety of innovative products. It was the first operator in the world to offer pre-paid services, and its prepaid and discount products are popular. We estimate that at the end of 2007, approximately 76% of its subscribers were using TMN's prepaid products. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN has recently focused on encouraging the use of mobile services by young people through SMS incentive packages. TMN experienced a 34.6% increase in the number of postpaid subscribers in 2007 as a result of a promotional campaign aimed at stimulating a switch from prepaid to postpaid services and also as a result of continued marketing efforts directed at corporations and in the middle and high-end segment of the market.

        TMN markets its services through more than 2,400 points of sale, including TMN's sales force, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers.

  Network and Capital Investment

        In recent years, TMN has made significant investments in its second and third generation networks. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2007, TMN's digital network had 4,234 GSM base stations, including 53 base stations added during 2007, and 2,760 UMTS B nodes, including 533 B nodes added during 2007. As of December 31, 2007, these GSM base stations covered more than 98% of continental Portugal and 99% of the Portuguese population, and the UMTS B nodes covered approximately 51% of continental Portugal and 87% of the Portuguese population.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2007, TMN had entered into GSM roaming agreements with a total of 387 operators (in 206 countries or regions), 197 GPRS roaming agreements (in 130 countries or regions) and 84 3G roaming agreements (in 50 countries or regions).

  Equipment Sales

        TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €141.8 million, €129.7 million and €146.3 million to TMN's operating revenues in 2007, 2006 and 2005, respectively.

  TMN's Commitment to the Portuguese Information Society

        Under the terms of its UMTS license, TMN has committed to invest in the development of the Portuguese information society. TMN's outstanding commitments were determined in May 2007 to be approximately €355 million. As part of these commitments, TMN must coinvest with the Portuguese State in providing laptop computers with wireless broadband connectivity, at a discount, to teachers, students and certain other individuals through 2015. See "Item 5—Operating and Financial Review and Prospects—Contractual Obligations and Off-Balance Sheet Arrangements" for more information about TMN's commitments. In 2007, TMN recorded a license cost of €233 million, corresponding to the present value of the contributions related to those information society initiatives that are not in the ordinary course of its business. In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million. We believe these initiatives should increase PC and broadband penetration in Portugal, strengthening TMN's position in this key market segment.

Brazilian Mobile Business

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A., the leading mobile company in Brazil with a total of 33,484 thousand customers at December 31, 2007. We hold 50% of Vivo, which is a joint venture with Telefónica. The joint venture operates in 19 states in Brazil and in the Federal District of Brasília, which produced more than 83.1% of Brazil's GDP. Vivo had an estimated market share of approximately 36.7% in its areas of operation and 27.7% in Brazil at December 31, 2007. We believe that the joint venture facilitates our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil.

  History and Organizational Structure

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

        On December 27, 2002, after receiving regulatory approval, Portugal Telecom, through its subsidiary PT Móveis, and Telefónica, through its then subsidiary Telefónica Móviles, transferred all of their direct and indirect interests in Brazilian mobile services companies to the joint venture company, named Brasilcel N.V. These interests consisted of:

  •
  Telesp Celular Participações S.A. ("TCP"), which controlled Telesp Celular (the band A operator in the state of São Paulo) and Global Telecom (the band B operator in the states of Parana and Santa Catarina) and was contributed by Portugal Telecom (which had a controlling position) and Telefónica Móviles;

  •
  Tele Sudeste Celular Participações S.A. ("Tele Sudeste"), which controlled Telerj Celular, S.A. (the band A operator in the state of Rio de Janeiro), or Telerj, and Telest Celular, S.A. (the band A operator in the state of Espírito Santo), or Telest, and was contributed by Telefónica Móviles;

  •
  Tele Leste Celular Participações S.A. ("Tele Leste"), which controlled Telebahia Celular, S.A. ("Telebahia") (the band A operator in the state of Bahia) and Telergipe Celular, S.A. (the band A operator in the state of Sergipe) and was contributed by Telefónica Móviles; and

  •
  Celular CRT Participações S.A., ("Celular CRT Participações"), which controlled Celular CRT, S.A., ("Celular CRT") (the band A operator in the state of Rio Grande do Sul), and was contributed by Telefónica Móviles (which had a controlling position) and by Portugal Telecom.

        The arrangements by which we and Telefónica own and manage the joint venture and related issues are described below in "—Strategic Alliances—Alliance with Telefónica." Certain regulatory restrictions applicable to Vivo and its subsidiaries which result from their relationship with Telefónica, including the inability of Vivo and its subsidiaries to provide wireline long distance services in Brazil, are described below in "—Regulation—Brazil—SMP Regulation."

        Our consolidated financial statements as of and for the year ended December 31, 2003 and thereafter proportionally consolidate the results of Vivo.

        On April 25, 2003, TCP acquired 61.1% of the voting capital stock of TCO (a band A operator in the midwestern and northern regions of Brazil) from Fixcel, a Brazilian company, for R$1,529 million. On November 18, 2003, TCP acquired an additional 25.5% of the common shares of TCO in a tender offer to TCO minority shareholders for R$538.8 million. Following the tender offer, TCP held 86.6% of the voting capital stock and 28.9% of the total capital stock of TCO, including treasury shares held by TCO. In October 2004, TCP successfully completed a tender offer for additional shares of TCO, thereby increasing its economic interest in TCO to 50.6%, for total consideration of approximately R$902 million. Concurrently with this transaction, Avista, a holding company owned by Vivo, was created for the purpose of acquiring additional interests in Vivo's operating companies. On October 8, 2004, Avista completed a tender offer for additional shares of Tele Sudeste, Tele Leste and Celular CRT Participações. As a result of the successful completion of the tender offer, Vivo increased its interest in Tele Sudeste to 91.0% in Tele Leste to 50.7% and in Celular CRT Participações to 67.4%, for a total of approximately R$607 million.

        On February 22, 2006, the shareholders of the Vivo companies approved a corporate reorganization. The corporate reorganization consisted of a merger of shares under Brazilian law (incorporação de ações) of TCO with TCP and the merger of companies under Brazilian law (incorporação de empresas) of Tele Leste, Tele Sudeste and Celular CRT Participações with TCP. In connection with these mergers, TCP was renamed "Vivo Participações S.A." On March 31, 2006, common shares and preferred shares of Vivo began trading on the São Paulo Stock Exchange under the ticker symbols "VIVO3" and "VIVO4," respectively, and ADSs of Vivo began trading on the New York Stock Exchange under the ticker symbol "VIV." In October 2006, Vivo completed a further restructuring with the merger into Global Telecom (the company that provided mobile services in the states of Paraná and Santa Catarina and that was fully owned by TCP) of all other companies of Vivo that provided mobile services in the other states mentioned above. In connection with this transaction, Global Telecom was renamed "Vivo S.A."

        The diagram below presents the simplified ownership structure of Vivo as of December 31, 2007:

        As of December 31, 2007, Brasilcel held 88.85% of the common shares of Vivo Participações, 47.76% of its preferred shares and 62.77% of its total share capital.

  Acquisition of Telemig

        On August 2, 2007, Vivo signed a stock purchase agreement with Telpart Participações S.A. ("Telpart") to acquire control of Telemig Celular Participações S.A. ("Telemig") and Tele Norte Celular Participações S.A. ("Tele Norte") and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. In addition, Vivo will acquire from Telpart certain subscription rights for R$87 million.

        Upon closing of the transaction, in accordance with Brazilian law, Vivo will launch mandatory tender offers for the acquisition of common shares held by non-controlling shareholders at 80% of the price paid for the controlling stake. The mandatory tender offers will be extended to Telemig, Telemig Celular (the mobile operator held by Telemig), Tele Norte and Amazônia Celular (the mobile operator held by Tele Norte). In addition, Vivo intends to launch voluntary tender offers for up to one-third of all classes of preferred shares held by the non-controlling shareholders in the holding and operating companies at a 25% premium to the weighted average price of the last 30 trading days up to August 1, 2007. Assuming full acceptance of all offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of approximately R$2.9 billion (including the R$1.2 billion amount described in the preceding paragraph and the value of the subscription rights). Telemig Celular and Amazônia Celular operate in the regions of Minas Gerais and Amazonia, respectively, and the transaction will therefore allow Vivo to increase its coverage and customer base.

        On August 21, 2007, Vivo's shareholders approved the stock purchase agreement mentioned above. On November 6, 2007, ANATEL approved Telemig's acquisition by Vivo pursuant to Action (Ato) No. 68,401.

        On December 20, 2007, Vivo announced that it signed a stock purchase agreement with Telemar, a Brazilian telecommunications company unrelated to either Telpart or Vivo, for the sale of all of the Tele Norte shares it was acquiring from Telpart under the stock purchase agreement dated August 2, 2007, in order to facilitate its acquisition of the shares of Telemig. Vivo decided to sell the Tele Norte shares in order to address an ANATEL concern regarding the acquisition. As a result, on March 5,

2008, pursuant to Action (Ato) No. 1,261, ANATEL approved the transfer of shares of Tele Norte Participações to Vivo Participações and the subsequent transfer of those shares to Telemar.

        The completion of the transaction is subject to shareholder approval of Telpart, Telemig, Telemig Celular, Tele Norte and Amazônia Celular, as well as to customary closing conditions.

  Regions

        Vivo provides mobile telecommunications services on the A and B Band frequencies in 19 Brazilian states in addition to the federal district, representing a total of approximately 7.3 million square kilometers, or 85.6% of the Brazilian territory. This area includes more than 135.2 million people, representing 73.6% of Brazil's population (183.8 million people), and 212 municipalities with a population in excess of 100,000. people).

        On September 25, 2007, Vivo acquired a license to operate on the L Band frequency in six additional states located in the Northeast region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte). Together with the acquisition of Telemig (as described above under "—Acquisition of Telemig"), this expansion by Vivo into northeast Brazil provides it with national coverage. Vivo may also be permitted to acquire the Band L license for the State of Minas Gerais that was sought by Telemig, depending on the decision of ANATEL in the matter.

        The following table sets forth population, GDP, and per capita income statistics for each state in Vivo's service regions at the dates and for the years indicated:

	At December 31, 2007			Last Available IBGE Data
Area	Frequency Range Band	Population (in thousands)(1)	Percent of Brazil's population(1)	GDP (in millions of Reais)(2)	Percent of Brazil's GDP(2)	Per capita income (in Reais)(2)
São Paulo state	A, L and J	39,838	21.7%	727,052	33.9%	17,997
Paraná state	A, L and J	10,279	5.6%	126,621	5.9%	12,339
Santa Catarina state	A, L and J	5,868	3.2%	85,295	4.0%	14,539
Goiás state	A, L and J	5,644	3.1%	50,536	2.4%	8,992
Tocantins state	A, L and J	1,248	0.7%	9,083	0.4%	6,957
Mato Grosso state	A, L and J	2,854	1.6%	37,466	1.7%	13,365
Mato Grosso do Sul state	A, L and J	2,265	1.2%	21,641	1.0%	9,557
Rondônia state	A, L and J	1,454	0.8%	12,902	0.6%	8,408
Acre state	A, L and J	653	0.4%	4,481	0.2%	6,692
Amapá state	B and J	585	0.3%	4,366	0.2%	7,344
Amazonas state	B and J	3,167	1.7%	33,359	1.6%	10,320
Maranhão state	B and J	6,117	3.3%	25,325	1.2%	4,150
Pará state	B and J	7,070	3.8%	39,150	1.8%	5,617
Roraima state	B and J	394	0.2%	3,178	0.1%	8,123
Federal district	A, L and J	2,455	1.3%	80,516	3.7%	34,510
Bahia state	A, L and J	14,079	7.7%	90,942	4.2%	6,583
Sergipe state	A, L and J	1,938	1.1%	13,422	0.6%	6,821
Rio de Janeiro state	A, L and J	15,406	8.4%	246,936	11.5%	16,052
Espírito Santo state	A, L and J	3,351	1.8%	47,190	2.2%	13,846
Rio Grande do Sul state	A, L and J	10,582	5.8%	144,344	6.7%	13,310
Vivo's service regions		135,256	73.6%	1,803,815	84.0%	13,281

Source: Instituto Brasileiro de Geografia e Estatística ("IBGE"), except where indicated.

(1)
According to Diário Oficial da União data (April 1, 2007).

(2)
According to the most recent IBGE data (2005). Nominal Brazilian GDP was R$2,147,239 million as of December 2005, as calculated by IBGE.

  Operating and Other Data

        The table below sets forth certain operating and other data for Vivo for 2005, 2006 and 2007.

	2005	2006	2007
Vivo-Operating Data
Cellular lines in service at year-end (in thousands)	29,805	29,053	33,484
Customer growth during year (net additions)	3,262	(752)	4,430
Prepaid lines in service at year-end (in thousands)	24,061	23,543	27,236
Minutes of use (MOU)(1)	78	74	77
Average revenues per user (in Reais)(2)	28.7	27.2	30.4
Churn(3)	21.8%	34.8%	27.7%
Penetration at year-end(4)	46.6%	55.0%	65,6%
Estimated market share(5)	44.4%	38.2%	36,7%
Estimated market share of net additions(5)	21.8%	(8.5)%	28,8%
Vivo-Financial Data(6)
Net operating revenues (in millions of Reais)(6)	12,387.0	11,498.0	13,133.0
Net income (loss)(in millions of Reais)(6)	(814.7)	(144.5)	(99.4)

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

  Services

        Vivo provides cellular telecommunications services using GSM/EDGE, CDMA and TDMA technologies. Its network provides both CDMA digital service and AMPS, an analog service that has been substantially phased out. Vivo provides services on the A and B Bands (850 MHz frequency) and the J and L Bands (1,900-2,100 MHz frequency).

        Vivo provides voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, mobile chat rooms and data services such as wireless application protocol ("WAP") service through which clients can access WAP sites and portals. Vivo offers direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed small, standardized credit card-sized devices called PC Cards) designed to connect compatible PDAs (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones through a cable connection that offers corporate subscribers secure access to their intranet and office resources. Vivo also offers services such as Multimedia Message Services and MExE (Mobile Execution Environment), which enables the mobile handset to download applications and execute them along with a user interface for easier access to Vivo's services.

        In 2007 Vivo launched:

  •
  Vivo Pós + Speedy," the first major marketing initiative with Telefónica Brazil offering mobile customers and Speedy (ADSL broadband service) customers a one-year complimentary offer

    (free fixed-to-mobile and mobile-to-fixed calls during weekends) upon entering into a loyalty contract;

  •
  "Positivo Partnership," an exclusive agreement with the largest computer manufacturer in Brazil, Positivo Informática, involving several marketing initiatives relating to commercial bundles, special data plans and customized notebooks to be implemented by Positivo Informática and Vivo's Internet services;

  •
  Vivo em Ação 4," the fourth edition of the first alternative multi-platform reality game ever released by a mobile operator where players may use SMS, voice portal, WAP and other platforms to complete a mission and earn prizes;

  •
  "Leilão Vivo," the first multi-interface reverse auction for generic consumer goods released in Brazil by a mobile operator;

  •
  "Vivo Play Dual Delivery," an improvement to Vivo's music download service allowing the user to download a track on a mobile phone and a computer with a single purchase;

  •
  Search and mobile marketing agreements signed with Yahoo;

  •
  A new WAP Portal (presently available only for Vivo employees but soon to be available for all clients);

  •
  A new smartphone portal (presently only available for Blackberry. Soon to be available for all smartphones);

  •
  "EU VIVO CINEMA," a WAP site with information and downloadable content about movies and cinema;

  •
  "Music Phones," the first-ever launch in Brazil of music phones with embedded content;

  •
  "BlackBerry," Launch of BlackBerry®, a popular email solution for individual and businesses;

  •
  "Vivo Avisa," roll-out of service (Who Called), which can now be acquired by any Vivo customer; and

  •
  A translation center available for tourists during the Pan American Games in Rio de Janeiro in 2007.

        Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Vivo also provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See "—Roaming."

  Subscribers and Traffic

        At the end of 2007, there were approximately 120,980 million wireless subscribers in Brazil, and there was an estimated total market penetration rate of approximately 63.5% in Brazil as a whole, according to information published by ANATEL. In 2007, the Brazilian market experienced a 21.1% increase in the number of wireless subscribers and a 20.2% increase in those areas where Vivo operates. The greatest increase in subscribers was in the Brazilian states of São Paulo, Rio de Janeiro, Rio Grande do Sul and the Centro Oeste region. As of December 31, 2007, Vivo had approximately 33,484 million wireless subscribers, with an estimated market share of 36.7% in its areas of operation and 27.7% in Brazil, compared to approximately 29.1 million wireless subscribers, with an estimated market share of 38.2% in its areas of operation and 29.1% in Brazil as of December 31, 2006.

  Marketing and Sales

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

        As of December 31, 2007, Vivo had 296 sales outlets (91 in São Paulo, 49 in the states of Rio de Janeiro and Espírito Santo, 32 in the state of Rio Grande do Sul, 35 in the states of Paraná and Santa Catarina, 25 in the states of Bahia and Sergipe, and 64 in the states that make up the midwestern and northern regions of Brazil). Vivo also had a network of 7,962 authorized retail and resales dealerships with a total of 8,258 points of sale as of December 31, 2007.

        Prepaid telephone card recharging was available at 365,798 locations, including Vivo's own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks' websites.

  Customer Service

        Vivo outsources its customer service, while maintaining management oversight. Customer service is available 24 hours from Vivo's call center and website. Vivo's customer satisfaction is evaluated by regular satisfaction surveys. In the second half of 2007, Vivo ranked 8.41 on a scale from 1 to 10 for customer satisfaction, with a market average being 8.33. Vivo customers who described themselves as "extremely satisfied" (score = 10) increased to 39% from 33%.

  Network

        In 2006, Vivo began to implement a GSM network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. The network consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, SMS, Home Location Registers, Signaling Transfer Point, PDSN and gateways.

        As of December 31, 2007, Vivo's telecommunications network in the state of São Paulo, which provides both CDMA digital and GSM digital services, covered 60.0% of the municipalities, or 92.0%. Vivo's network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from TeleComunicações de São Paulo S.A., or Telesp. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Corn. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo's main suppliers in the state of São Paulo.

        As of December 31, 2007, the telecommunications network in Paraná and Santa Catarina, which provides both CDMA digital and GSM digital services, covered 59.8% of the municipalities, or 92.5% of the population, in its region. The Paraná-Santa Catarina network is primarily connected by a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from fixed operating companies (Brasil Telecom and Embratel) and Copel—Companhia Paranaense de Energia S.A. Motorola do Brasil Ltda., Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A and Ericsson Telecomunicações S.A. are Vivo's main suppliers for the Paraná-Santa Catarina network.

        As of December 31, 2007, Vivo provided CDMA Digital, GSM digital, TDMA digital and AMPS analog services in the midwestern and northern regions, covering 46.4%, of the municipalities, or 81.5% of the population in the region. Vivo's network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, from incumbent wireline companies. Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações are Vivo's main suppliers in the midwestern and northern region.

        As of December 31, 2007, the telecommunications network of Vivo in Bahia and Sergipe covered 50.2% of the municipalities, or 82.5% of the population, in the region. Its network provides CDMA digital, GSM digital and AMPS analog services. The network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Tele Norte Leste Participações S.A., or Telemar. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks-Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo's main suppliers in the Bahia and Sergipe regions.

        As of December 31, 2007, the telecommunications network of Vivo in the states of Rio de Janeiro and Espírito Santo covered 100% of the municipalities in the area. Its network provides CDMA digital, GSM digital and AMPS analog services. This network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from the incumbent wireline companies. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind, eCorn. Ltda. are Vivo's main suppliers in Rio de Janeiro and Espírito Santo.

        As of December 31, 2007, Vivo's network in the state of Rio Grande do Sul provides CDMA, GSM digital and TDMA digital and AMPS analog services, covering 72.7% of the municipalities, or 96.4% of the population, of this region. The Rio Grande do Sul network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Brasil Telecom. Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo's main suppliers in Rio Grande do Sul.

        Vivo's advanced network management technology increasingly ensures global management and supervision of all its network processes and network performance. The network management centers are located in São Paulo and Brasília. The network management center in São Paulo monitors the critical network operational parameters of São Paulo, Paraná, Santa Catarina and Rio Grande do Sul. The network management center in Brasília monitors the critical network operational parameters in the midwestern and northern regions, Rio de Janeiro, Espírito Santo, Bahia and Sergipe. These centers are able to identify abnormalities in both our network and in third parties' networks using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular and radio network elements, computing bases, service platforms and communications backbones.

        Vivo's network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans for potential catastrophes in its switching centers, power supply interruptions and security breaches.

        Vivo is required to meet certain requirements for service quality and annual network expansion. See "—Regulation—Brazil." Vivo achieved all of its required network expansion obligations for 2007.

  Capital Expenditures

        The following table sets forth Vivo's total capital expenditures for the periods indicated:

	Year Ended December 31,
Vivo
	2004(1)	2005(1)	2006(1)	2007(1)
	(in millions of Reais)
Switching equipment	582.1	523.0	375.9	421.7
Transmission equipment	623.8	862.8	844.4	735.8
Information technology	291.9	407.6	414.8	267.2
Other(2)	422.7	401.7	468.8	494.3
Total capital expenditures	1,920.5	2,195.1	2,113.0	1,919.0

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

        In the aggregate, R$2,103.9 million and R$1,919.0 million were invested during the years ended December 31, 2006 and 2007, respectively, which included investments in the GSM/EDGE network and in the current CDMA/EV-DO network. This amount represented 18.3% and 15.4%, respectively, of Vivo's net operating revenues.

  Interconnection Charges

        Vivo earns revenue from any call that originates from another cellular or fixed-line service provider's network connecting one of Vivo's customers, Vivo charges the service provider from whose network the call originates a network usage charge for every minute that Vivo's network is used in connection with the call. See "—Operating Agreements—Interconnection Agreements." Tariff increases are subject to ANATEL review and approval.

        In 2003, ANATEL adopted "Bill & Keep" rules for interconnection charges for traffic between the networks of SMP operators. Under these rules, an SMP mobile operator paid for the use of another SMP mobile operator's network in the same authorization area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them (known as a partial "Bill & Keep" regime). In that case, only those calls that have surpassed the 55% level were subject to payment for network usage. In 2005, this regulatory regime contributed to a decrease in Vivo's revenues from interconnection fees charged to other companies. In 2006, the partial Bill & Keep regime was discontinued. The current rule is "full billing," pursuant to which the SMP operator pays the entire call termination fee of the other mobile network. The partial "Bill and Keep" rule is still used between the SMP and SME (trunking) networks. See "—Regulation—Brazil."

  License

        Under the SMP regime, Vivo converted its former concessions to SMP licenses. These SMP licenses have substantially the same terms and conditions as the other SMP licenses issued under the SMP regime, although some of the terms of Vivo's former concessions, such as limits on prices charged to subscribers under its postpaid service plan (the Basic Plan), continue to apply despite conversion to SMP licenses. See "—Regulation-Brazil—SMP Regulation."

        By converting its concessions to SMP licenses, Vivo was required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection increased the competitive pressures on Vivo's business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Vivo may be forced to reduce these rates in the future. Vivo's SMP licenses expire on the same dates that the concessions will expire. Vivo has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concessions.

  Equipment Sales

        Vivo sells CDMA dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS), GSM and tri-mode (800/1900 CDMA and 800MHz AMPs), and dual technology (CDMA and GSM) cellular handsets and data devices in CDMA EVDO technology (PCMCIA, USB and deskmodem) through its stores and dealers. Vivo has overlayed its TDMA network with a CDMA network and has stopped selling TDMA handsets. Although Vivo still has some customers using analog service (approximately 0.1% of its total customer base as of December 31, 2007), Vivo has implemented a series of actions, such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets, to encourage analog and TDMA customers to transfer to CDMA service. Vivo's current suppliers for handsets are Motorola, LG, Samsung, Nokia, Pantech, SonyEricsson, BenQ-Siemens, Aiko and Kyocera.

  Management

        In accordance with the shareholders' agreement between Portugal Telecom and Telefónica, Portugal Telecom is responsible for the appointment of Vivo's chief executive officer and Telefónica is responsible for the appointment of Vivo's chief financial officer. Vivo's shareholders elect the members of the Board of Directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The Board of Vivo (Vivo Participações S.A.) continues to consist of nine members, and the terms of the current members of the Board will expire in April 2009. The Board of Directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

  Operating Agreements

        Vivo has agreements with major fixed-line and mobile operators in Brazil in order to lease physical space, real estate, air conditioning, energy, security and cleaning services. Vivo also leases transmission capacity necessary to complete the construction of our network infrastructure.

        Interconnection Agreements.    The terms of Vivo's interconnection agreements include provisions with respect to the number of connection points and traffic signals. See "—Regulation—Brazil—SMP Regulation" and "Interconnection."

        Roaming Agreements.    Vivo has agreements with major fixed-line providers for automatic roaming with all mobile service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming customer usage charges. Vivo provides international GSM services through third-party partners using GSM handsets in most parts of Europe, Africa, the Americas, Asia and Oceania. Vivo also offers CDMA automatic international roaming in the United States, Argentina, Uruguay, Chile, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, the Dominican Republic and South Korea.

International Investments

        Our subsidiary Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. manages all of our international businesses other than our investment in Vivo described above.

  Investments in Brazil

        We have certain additional investments in Brazil, in addition to our investment in Vivo described above, including, most significantly, Mobitel, a call center company, and Universo Online S.A. ("UOL"), a leading Internet Service Provider.

        Mobitel.    Mobitel provides call center services in Brazil primarily to Vivo. Mobitel's operating revenues were R$270 million in 2007, R$267 million in 2006 and R$255 million in 2005. As of December 31, 2006, our participation in Mobitel was 100%.

        UOL.    UOL is a leading Internet Service Provider in Brazil. In December 2005, we sold a 16% stake in UOL in its initial public offering in Brazil and received net proceeds of R$201.0 million. As of December 31, 2007, our participation in UOL was 29%. UOL's total operating revenues were R$525.1 million in 2007 and R$480.7 million in 2006 and R$44.0 million in 2005.

  Investments in Africa

        We have certain investments in Africa, including most significantly, investments in Angola, the Cape Verde Islands, Namibia and Morocco. On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. Our interest in the individual companies described below reflects the percentage of capital of those companies owned or to be owned by Africatel.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in April 2001. As of December 31, 2007, Unitel had 3,307 thousand subscribers, of which 99.6% were prepaid cards.

        Unitel's total gross operating revenues were U.S.$891.0 million in 2007 (€648.9 million), U.S.$649.3 million in 2006 (€517.1 million) and U.S.$445.0 million in 2005 (€357.5 million).

        Cabo Verde Telecom.    We own 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands.

        At December 31, 2007, Cabo Verde Telecom had 73.3 thousand fixed lines in service, which represents approximately 15 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 147.9 thousand active mobile telephone cards at December 31, 2007 (approximately 31 active mobile telephone cards per 100 inhabitants), of which 99.5% were prepaid customers.

        Cabo Verde Telecom's total gross operating revenues were €67.6 million in 2007, €63.3 million in 2006 and €55.3 million in 2005.

        MTC in Namibia.    In September 2006, we acquired 34% of the capital of MTC, the Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31, 2007, MTC had 800.3 thousand customers, of which 91.1% were customers under prepaid plans. MTC revenues were 1,140.0 million Namibian dollars (€117.7 million), 979.2 million Namibian dollars (€113.4 million) in 2006 and 824.8 million Namibian dollars (€104.3 million) in 2005.

        Medi Telecom in Morocco.    In August 1999, Medi Telecom, a consortium made up of Portugal Telecom, Telefónica Móviles and certain Moroccan entities, bid for and won a license to operate a GSM mobile network in Morocco. Medi Telecom entered into a €1 billion project financing facility. We initially held 34.5% of Medi Telecom, having invested approximately €166 million, but in January 2000 we sold 4% of our interest in compliance with a condition of the bid process for the same license. At the end of 2002, following a capital increase, we raised our equity share to 31.34%, equal to Telefónica's position. In 2003, following another share capital increase, we raised our equity share to 32.18%.

        Medi Telecom began operations at the end of March 2000. As of December 31, 2007, it had 6,653.3 thousand mobile subscribers, which corresponds to an estimated market share of approximately 33.4%. Approximately 97.7% of its active mobile telephone cards are prepaid. We manage the operations of Medi Telecom jointly with Telefónica.

        Medi Telecom's total gross operating revenues were 4,926 million Dirhams (€438.4 million) in 2007, 4,691 million Dirhams (€425.1 million) in 2006 and 4,373 million Dirhams (€397.0 million) in 2005.

  Investments in Asia

        We have certain investments in Asia, including, most significantly, our investment in CTM.

        CTM.    We have a 28% interest in Companhia de Telecomunicações de Macau ("CTM"), the exclusive provider of fixed line services and a provider of mobile telephone services in Macau. Macau, situated near Hong Kong on the coast of Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999 when it was transferred to the People's Republic of China. The other shareholders of CTM are Cable & Wireless plc and CITIC Pacific.

        At December 31, 2007, CTM had 183.2 thousand fixed main lines in service. This figure represents approximately 41 fixed main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 349.4 thousand customers at December 31, 2007. CTM uses GSM digital mobile technology.

        CTM's total gross operating revenues were 2,289.5 million Patacas (€207.4 million) in 2007, 2,101 million Patacas (€209.1 million) in 2006 and 1,895 million Patacas (€190.0 million) in 2005.

        Timor Telecom.    We also have a 41.12% interest in Timor Telecom, S.A. ("Timor Telecom"), a telecommunications provider for fixed and mobile services in East Timor pursuant to a concession contract negotiated with the United Nations and the Timorese government. At December 31, 2007, Timor Telecom had a total customer base of 81 thousand.

Shared Services Companies

        PT SI.    PT SI is the group unit responsible for data centers, information systems and information technology activities of our business units in Portugal. PT SI provides integrated information systems and information technology services to our business units in Portugal, as well as to our existing and new customers. We hold 100% of the share capital of PT SI. In recent years, PT SI has subcontracted certain information technology services to DCSI-Dados, Computadores e Soluções Informáticas ("DCSI"), an information technology company controlled by IBM. In March 2006, we signed a contract with IBM to purchase DCSI, and in 2007, PT SI assumed the activity of DCSI.

        PT Inovação.    PT Inovação is our unit responsible for research and development activities. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration and have led to the introduction of innovative products and services. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

        PT Contact.    PT Contact is the group unit responsible for call center operations in Portugal. PT Contact takes advantage of economies of scale and process alignments to reduce costs in our call center operations.

        PT Pro.    In 2003, we created PT Pro to aggregate all our back-office activities in Portugal. PT Pro takes advantage of economies of scale and process alignments throughout our group to reduce costs in back-office activities. The creation of PT Pro has also allowed for a reduction of the execution risk of our financial reporting function through standardization of processes and implementation of best practices.

        PT Compras.    In 2003, we created PT Compras and transferred our newly created central purchasing unit to this company. PT Compras optimizes our purchasing function on an integrated basis, taking advantage of scale and specialization.

        For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report on Form 20-F, which exhibit is incorporated herein by reference. For further details on our percentage interest in our subsidiaries and their business activities, see the exhibits to our audited consolidated financial statements.

Discontinued Operations—Multimedia Business

  Spin-Off of PT Multimédia

        On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimédia through a distribution to shareholders, subject to shareholder approval. Following the approval of the spin-off at the annual general meeting of our shareholders on April 27, 2007, we reclassified the results of operations of PT Multimédia under discontinued operations for all future reportable periods. On November 7, 2007, we announced the completion of the spin-off of PT Multimédia.

        Until the spin-off, we provided multimedia services in Portugal through PT Multimédia and its subsidiaries. Our operating revenues from PT Multimédia were €586.7 million in the ten-month period ended October 31, 2007, €666.5 million in the year ended December 31, 2006 and €628.5 million in the year ended December 31, 2005.

  General

        PT Multimédia provides telecommunications and multimedia services in Portugal through its subsidiaries. Its major lines of business include:

  •
  cable and satellite television services through its subsidiaries CATVP-TV Cabo Portugal, S.A., Cabo TV Açoreana, S.A. and Cabo TV Madeirense, S.A. ("TV Cabo");

  •
  broadband Internet access through cable modems provided by TV Cabo;

  •
  telephony services (VoIP), provided by TV Cabo;

  •
  production of television channels and sales of content and advertising through its subsidiary PT Conteúdos-Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos") and its subsidiaries and affiliates;

  •
  cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs and videos through its subsidiary Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais"); and

  •
  cinema exhibition through its subsidiary Lusomundo Cinemas S.A. ("Lusomundo Cinemas").

  Cable and Satellite Television, Broadband Internet Access and Fixed Telephony

        Cable and DTH Television Services.    PT Multimédia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo's subsidiaries in Madeira and the Azores. In addition, it provides multimedia services, such as broadband cable Internet access and interactive digital television services. TV Cabo is the leading cable television operator in Portugal, according to ANACOM. TV Cabo also offers DTH satellite television services in Portugal.

        In 2005, TV Cabo replaced its customer relationship management, billing and provisioning systems. In the migration to the new systems, not all customer accounts were transferred correctly. During 2005, TV Cabo adjusted its database as necessary to correct these errors and did not consider revenues from certain subscribers that were incorrectly shown to have past due receivables. Also, inactive customers were removed from the reported database. In the second quarter of 2007, TV Cabo undertook an internal audit of its databases, reducing the number of homes passed by 230,000 homes to 2,699,000 homes passed as of June 30, 2007.

        Programming Content and Ventures.    As of September 30, 2007, TV Cabo offered 65 channels in its extended basic package (of which 40 were included in its basic package) and nine premium channels to cable and DTH satellite subscribers in continental Portugal and an additional premium channel for cable subscribers only.

        PT Conteúdos is engaged in the wholesale content business negotiating with content producers for the acquisition of rights to carry pay TV channels and other content. It resells that content to different distribution platforms, including TV Cabo's pay TV and Internet platforms, as well as those of other operators. PT Conteúdos sells advertising on some of the channels it distributes, where it has acquired the right to sell advertising as part of its content acquisition contracts.

        Sport TV Portugal, S.A. ("Sport TV") is 50% owned by PT Conteúdos in a joint venture with Sportinveste, SGPS, S.A., a subsidiary of Olivedesportos, a Portuguese sports marketing firm. The joint venture produces two premium sports channels, Sport TV1 and Sport TV2, which are distributed by Portuguese cable and satellite operators in exchange for a per-subscriber fee. Sport TV holds a license to distribute most league matches of Portugal's leading football league through 2008 and certain other European football leagues, in particular, the Spanish league through 2008, the English league (Premiership) through 2009 and the Italian league through 2010.

        Broadband Internet Service.    As of September 30, 2007, TV Cabo had approximately 387 subscribers for its broadband Internet access product. TV Cabo is the second broadband Internet provider in Portugal after Portugal Telecom, based on the number of subscribers, according to ANACOM. In October 2005, TV Cabo launched ADSL Internet access services based on the wholesale offer of PT Comunicações to allow it to sell broadband Internet sales in areas not covered by its cable network.

        Fixed Telephony.    On January 23, 2007, TV Cabo launched telephony services, establishing itself as an integrated "triple-play" provider. The bundled triple-play offer comprises pay TV, broadband Internet and voice telephony services. As of September 30, 2007, fixed telephony subscribers were approximately 54.

  Cinema Distribution and Exhibition and Entertainment

        Lusomundo Audiovisuais.    Lusomundo Audiovisuais acquires rights for cinema, DVD, video, pay-per-view and television and also produces its own pay TV premium movie channels and distributes DVDs and videos. Lusomundo Audiovisuals has the right to distribute the following audiovisual content in Portugal:

  •
  Theatrical Exhibition:  UIP (Universal, Dreamworks and Paramount), Walt Disney International and independent producers; and

  •
  Video:  Walt Disney, Paramount (including Dreamworks) and independent producers.

        Lusomundo Audiovisuais is the leading distributor of audiovisual content in Portugal, according to the Instituto de Cinema, Audiovisual e Multimédia ("ICAM"), the Portuguese Cinema, Audiovisual and Multimedia Institute. In 2006 and 2007, PT Multimédia reinforced its market position in the area of cinema distribution, increasing its share from 46.3% as of December 31, 2005 to 50% as of December 31, 2006, primarily due to the launch of a significant number of blockbuster films and an increase in the number of films released.

        Lusomundo Cinemas.    Lusomundo Cinemas is the market leader in Portuguese cinema exhibition, with an approximate 50% market share as of June 2007, according to ICAM. As of June 30, 2007, PT Multimédia had 28 film theaters, with a total of 195 screens, 10 of which with digital equipment. In 2006, the number of tickets sold in Portugal increased 10.7%, reaching 8,026 thousand tickets. As of June 2007, tickets sold amounted to 3,817 thousand, an increase of 5% over the same period in 2006.

Strategic Alliances

  Alliance with Telefónica

        In April 1997, we entered into a cooperation agreement with Telefónica. The agreement focused principally on cooperation in international investments, particularly in Latin America. In 1998, we acquired interests, together with Telefónica, in Brazilian companies. In 1999, we commenced operations with Telefónica in Morocco.

        On January 23, 2001, we entered into a strategic agreement with Telefónica to create a mobile services joint venture company in Brazil that would aggregate all of our Brazilian mobile assets with those of Telefónica Móviles (which has now merged into Telefónica). The joint venture was formed on December 27, 2002. We and Telefónica transferred all of our respective interests in Brazilian mobile services companies to the joint venture, named Brasilcel and operating under the brand name Vivo since April 2003, with its head office in the Netherlands. We hold our interest in Brasilcel through PT Móveis. Our agreements governing the ownership and management of Brasilcel have been entered into by those entities.

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

        In the event that either our or Telefónica's interest is diluted below 50%, but not lower than 40% due to a capital increase, the diluted party can re-build its interest to 50% within 12 months from the date of dilution. During such period, Brasilcel would be managed on an equal basis. We or Telefónica can maintain our share ownership percentage by contributing with cash or liquid assets. Should the percentage of the share capital in Brasilcel that we or Telefónica holds fall below 40% and remain below 40% for six consecutive months thereafter, our respective numbers of directors on the board will be changed to reflect our proportional shareholdings and the diluted shareholder will lose its right to appoint the CEO or CFO of Brasilcel's subsidiaries, as applicable, as described below.

        If a deadlock over an important issue in the decision-making of Brasilcel cannot be resolved by the chairmen and CEOs of Portugal Telecom and Telefónica, then the issue will be settled by reference to a committee of third party "wise persons."

        Potential acquisitions of wireless and mobile telephone operators in Brazil may be pursued by Brasilcel or by us or Telefónica and subsequently contributed to Brasilcel. New acquisitions by Brasilcel require the approval of a majority of the Board of Directors of Brasilcel. If either we or Telefónica acquires a mobile operator in Brazil, the acquiring party must offer the right to a 50% participation in the acquisition to the other party.

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

        In the event of a change of control of either Portugal Telecom or Telefónica, the unaffected party shall have the right to sell the shares that it owns in Brasilcel to the affected party at a value determined pursuant to an independent appraisal. A change of control occurs if 15% or more of the voting rights of Portugal Telecom or Telefónica S.A. are acquired by another telecom operator not acting in concert with the other party, if a corporate transaction is affected by virtue of which the voting share capital of Portugal Telecom or Telefónica S.A. is at least doubled and there is a change in the majority of the Board of Directors of that party or, in the case of any entity or affiliate of the Portugal Telecom or Telefónica group that holds an interest in Brasilcel (other than Portugal Telecom and Telefónica), if the majority of the voting rights of that entity or affiliate is transferred to another telecommunications operator and there is a change in the majority of its Board of Directors. In addition, if we are diluted to below a 40% interest in Brasilcel and fail to increase our interest to 40% within a six-month period, we will have the right to sell our interest in Brasilcel to Telefónica within one year from the expiration of the applicable six-month period at a price to be determined by a third party.

        If either party wishes or is required to transfer all or part of its equity interest in Brasilcel to a third party, the non-transferring party will have a right of first refusal to purchase the equity interest or, alternatively, a tag-along right to sell its equity interest under specified conditions.

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of Telefónica's board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. As of December 31, 2007, Telefónica's interest in our share capital was 9.16%, and we had no interest in the share capital of Telefónica. Neither party controls the operations or management of the other.

  Alliance with Banco Espírito Santo and Caixa Geral de Depósitos

        In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo Group ("BES") and Caixa Geral de Depósitos ("Caixa") for the development of "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000, we acquired a stake in BES of 3% of its share capital. As of January 2008, BES owned 7.79% of our share capital. In accordance with this arrangement, an executive officer of BES serves as a non-executive member of our Board of Directors. An executive member of our Board of Directors also serves as a non-executive member of the Board of Directors of BES.

        Under this strategic partnership agreement, we launched various initiatives in business-to-consumer and business-to-business e-commerce and new mobile service areas in business-to consumer and e-finance, business-to-business and M-commerce and payment services.

        In the second quarter of 2007, we disposed of the interest in BES held directly by Portugal Telecom for €110 million, recording a gain of €36 million. Our pension funds continue to hold shares of BES.

        On March 25, 2008, we announced an agreement with Espírito Santo Financial Group, S.A., an affiliate of BES, to sell it our 34% stake of BEST—Banco Electrónico de Serviço Total, S.A. ("Banco Best") for €16 million, subject to approval of the Bank of Portugal. Banco Best is a financial institution involved in e-banking, asset management and Internet trading and was developed pursuant to our strategic partnership agreement with BES.

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

  •
  R. Alves da Veiga 145/169, Porto, Portugal (7,203 square meters);

  •
  Travessa dos Correios, Torres Novas, Portugal (7,112 square meters);

  •
  Av. de Zarco, Funchal, Portugal (7,025 square meters);

  •
  Rua 9 de Julho, Beja, Portugal (5,331 square meters);

  •
  R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters);

  •
  Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters);

  •
  R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters);

  •
  Rua Ricardo Jorge, 131/135, Porto Portugal (3,320 square meters); and

  •
  Rua Passos Manuel, 2, Lisboa, Portugal (1,395 square meters);

        We also have some leased offices, which are located at the following addresses:

  •
  Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (61,534 square meters);

  •
  R. José Ferreira Pinto Basto, Aveiro, Portugal (36,030 square meters);

  •
  Av. Álvaro Pais, 2, Lisboa, Portugal (31,800 square meters);

  •
  Tagus Park, Edifício Inovação III, IV, 414, Oeiras, Portugal (8,970 square meters);

  •
  R. Entrecampos, 28, Lisboa, Portugal (22,820 square meters);

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters); and

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters).

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "PT Prime," "Telepac," "Sapo," "TMN" and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. Telesp Celular has registered its important trademarks in Brazil. Brasilcel, through one of its Brazilian subsidiaries, is in the process of registering the trademark "Vivo" in Brazil and Spain; in Portugal, the trademark "Vivo" was approved in 2004. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

        For information regarding our current and historic principal capital expenditures and divestitures, see "Item 5—Operating and Financial Review and Prospects—Capital Investment and Research and Development."

Competition

        We face substantial and increasing competition. The Portuguese telecommunications sector has been fully open to competition since January 1, 2000. The competitive conditions of each of our business segments are described below.

Competition Facing Our Wireline Business

        Since January 1, 2000, we no longer have the exclusive right to provide domestic and international public switched fixed line telephone services or to install and operate the related telecommunications networks in Portugal.

  Retail

        Our wireline business faces increasingly strong competition from new fixed-line operators (including VoIP providers) as well as from mobile telephone service providers, including our own mobile service provider, TMN. The number of subscribers to mobile services in Portugal now outnumbers the number of wire lines in Portugal. At the end of 2007, there were approximately 126.9 active mobile telephone cards per 100 inhabitants in the Portuguese market. This growth is a result of residential subscribers adding mobile cards for family members and businesses adding mobile cards for their employees. Vodafone Portugal and Optimus are already marketing their mobile services as an alternative to our wireline telephone services, and we compete with them for market share. For example, Optimus and Vodafone have launched services called "Optimus Home" and "Vodafone Casa," respectively, that use their GSM mobile networks but use fixed line phone numbers. TMN requested an authorization to launch a similar service and received that authorization in 2007. The low-cost brands launched by TMN (Uzo), Optimus (Rede 4) and Vodafone (Directo) are designed to reach the lower-end segment of the mobile market and have also had an effect on our fixed line retail service, exacerbating the trend among consumers toward switching from fixed line to mobile service.

        Vodafone Portugal and Optimus (owned by Sonae and France Telecom) have major shareholders that can provide them with substantial resources. In addition to strengthening their position in the mobile telephone market, these resources enable them to compete directly and aggressively with our fixed-line telephone services.

        According to ANACOM figures, as of December 31, 2007, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 71.2% market share of access lines (78.7% in 2006 and 89.3% in 2005). According to ANACOM figures and our estimates as of December 31, 2007, PT Comunicações had an estimated 61.2% market share of total outgoing traffic (in minutes), a decrease of 3.1% from December 31, 2006.

        Our primary competitors in the wireline voice market include Tele 2 (recently acquired by Sonaecom), Novis (owned by Sonae and France Telecom), Oni Telecom—InfoComunicações, S.A. (owned by certain investment funds), AR Telecom (formerly Jazztel) and Colt. All of the new entrants have focused on providing their customers with national and international services over their networks without direct interconnection. These customers must still connect to our competitors' services through our fixed lines.

        In January 2007, PT Multimédia's pay TV subsidiary TV Cabo launched voice services, establishing itself as an integrated triple-play operator offering voice, pay TV and broadband Internet. The cable operator Cabovisão also offers a triple-play package. TV Cabo and Cabovisão have attracted some of our local customer market and will likely continue to do so.

        Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2007, we estimate that there were approximately 290,139 thousand lines in pre-selection. For example, Tele 2 has been effective in using carrier pre-selection to increase its market share.

        We are losing revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2007, according to ANACOM data and our estimates, PT Comunicações had an estimated 79.5% market share of international traffic (in minutes), an increase of 2.8% from December 31, 2006 and an estimated market share of 76.4% as of December 31, 2006, an increase of 2.6% from December 31, 2005. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We also face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2007, prices decreased by 8.6% for local calls and 8.4% for domestic long distance, on average, for residential customers, compared with 2006. Local and national calls for business customers remained unchanged. We believe our price structure is now competitive.

        The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to interconnect with our network. Portuguese law requires us to lease lines to our competitors. It also obliges us to interconnect our network with our competitors' networks or lines leased by them. Our interconnection rates are subject to regulatory review. See "—Regulation—Portugal—Interconnection." New entrants and resellers of lines leased from existing operators have made very rapid inroads into other EU telecommunications markets that have also opened up to full competition, and we see the same trends in Portugal.

  Wholesale

        Fixed and mobile operators, other than TMN, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using our network. This is reducing our wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

        Our interconnection business faces more direct competition now that other operators may install and operate their own public wireline telephone networks. Mobile and wireline networks, which are our interconnection customers, can interconnect directly without using our network.

        Some international operators are now providing wholesale services in Portugal, namely for international telephone services, network interconnection, data services, and to provide broadband access to Portuguese ISPs.

  Data and Corporate

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

        Our competitors may use satellite-based networks, the infrastructure of public network operators, leased lines and their own infrastructure to offer telecommunications services to customers. These are all alternatives to leasing lines from us for data communications. As a result of competition, we have reduced our prices for leased lines and are focusing on value-added solutions based on Internet Protocol Virtual Private Networks ("IP VPN").

Competition Facing TMN in Portugal

        TMN competes with Vodafone Portugal and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, at the end of 2007, in terms of the number of active mobile telephone cards in the Portuguese market, TMN had a 46.5% market share. TMN has made maintaining its market share a priority. Although facing a very competitive market, TMN's market share of mobile subscribers remained stable in 2007.

        We believe that our mobile competitors, Vodafone and Optimus, will continue to market their services aggressively. In mid-2005, Optimus introduced a low-cost brand "Rede 4" in response to our new brand "Uzo." Vodafone also launched a similar product called Directo in mid-2005 targeting the same market as Uzo and Rede 4.Vodafone Portugal and Optimus each have major shareholders that could provide them with substantial resources to compete aggressively against us in the Portuguese mobile telephone market. Sonae and France Telecom are the major shareholders in Sonaecom, the holding company that controls Optimus.

        Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. In addition, the commercial introduction in Portugal of third-generation mobile services has heightened competition and reduced the profitability of providing third-generation services. ANACOM intends to allow a new mobile operator in the 450 Mhz band to compete with us and other existing mobile operators. The bidding process to choose a new operator is expected to occur in 2008.

        In addition, in November 2007, CTT, the Portuguese postal company, launched a Light MVNO service supported by TMN's network. MVNOs do not have their own network infrastructure and thus would not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. At the beginning of 2008, PT Multimédia also announced that it was negotiating with Vodafone to launch an MVNO.

        Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third-generation services.

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

        Vivo's main mobile competitor in the state of São Paulo is Claro. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this region at the end of 1998. Although Claro provides only digital service, its customers use TDMA dual mode cellular handsets that can operate on an analog network and GSM handsets. Oi (TNL PCS S.A.) has also recently entered the market. The main fixed-line operator in this state is Telecomunicações de São Paulo S.A.—Telesp, controlled by Telefónica.

        Vivo's principal cellular competitor in the states of Paraná and Santa Catarina is Tele Celular Sul Participações S.A., or "TIM Sul." The main fixed-line operator in those states is Brasil Telecom S.A. Vivo's principal mobile competitor in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District is Claro, and its principal competitor in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão is TIM. The main fixed-line operators in this area are Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors include Oi, the Telemar mobile operator.

        In the states of Bahia and Sergipe, Vivo's main mobile competitor is Oi (TNL PCS S.A.). Other mobile competitors are TIM (Maxitel S.A.), which also operates in the state of Minas Gerais, and Claro (Stemar Telecomunicações Ltda.). The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

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

        Vivo also competes with certain other wireless telecommunications services in specific segments, such as mobile radio (including digital trunking technology offered by Nextel), paging and beeper services, which are used by some operators in its areas as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services.

        Satellite-operated services, which provide nationwide coverage, are also available in Brazil. Although these services have the advantage of covering much larger areas than those covered by the cellular telecommunications services, they are considerably more expensive than the mobile telecommunications services Vivo offers and do not provide competitive coverage inside buildings.

Regulation

        In addition to the descriptions of regulatory matters set forth below, see the description of certain legal proceedings, including judicial and administrative proceedings relating to regulatory matters, set forth in "Item 8—Financial Information—Legal Proceedings."

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

Portugal

        In the increasingly competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs, relate to:

  •
  restrictions on the products we offer and the prices it charges in its wireline retail business;

  •
  restrictions on our broadband retail products and leased lines through the application of retail-minus rules;

  •
  price controls on our wholesale reference offers, such as local loop unbundling, wholesale line rental, interconnection offers, ADSL bitstream offers, access to ducts, leased lines trunks and local segments;

  •
  obligations to allow our competitors to interconnect with and use our wireline network;

  •
  certain wireline services that we are obliged to provide to the public under our "universal service obligation";

  •
  measures that are intended to make it easier for our customers to migrate to our competitors' services, including carrier pre-selection, number portability, unbundling of the local loop, and wholesale line rental; and

  •
  the terms of our concession and our licenses, including the third-generation mobile license that TMN received at the end of 2000.

  EU Regulatory Framework and Relevant Markets

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Basic Law of Electronic Communications, or "Law 5/2004." The fifth directive was adopted into law on August 18, 2004. In 2006, the European Commission began a review of the new EU framework, and a new version of the European directives is expected in 2008. Final proposals were sent to the European Parliament and the European Commission for approval in November 2007.

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

        Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of the relevant retail and wholesale markets identified by the European Commission. The European Commission recently issued its European Relevant Markets Recommendation, which defines one retail market and six wholesale markets. Since we are active in all of these markets, any new regulatory measures could affect our businesses and operations.

        Prior to the release of the European Relevant Markets Recommendation, ANACOM had analyzed 16 of 18 retail and wholesale markets (as defined under a prior European Union Recommendation). ANACOM found Portugal Telecom group to have significant market power in all the markets it has analyzed except for one in which it did not find any operator to have significant market power (wholesale transit services). These markets include the following: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access. ANACOM notified the European Commission regarding its conclusions about the markets it analyzed. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, such as toll-free numbers, and has declared the Portugal Telecom group to have significant market power in this area. Now, under the new EU framework directive, ANACOM will be required to re-analyze the retail and wholesale markets and identify which electronic communications operators and service providers it considers to have significant market power in such markets in Portugal and notify the European Commission with respect to its findings.

        In addition to the Portugal Telecom group, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. ANACOM has not yet completed the analysis of the two remaining wholesale markets, which are roaming services and access and call origination on mobile telephone networks. We expect that, in the near future, ANACOM will provide further analysis on relevant markets.

        In addition, Law 5/2004 has made more flexible certain other aspects of the former regulatory scheme, such as the basis upon which we and other operators in Portugal can use public rights-of-way and the rules governing access to ducts.

  Regulatory Institutions

        ANACOM.    The Autoridade Nacional das Comunicaçes, or "ANACOM," created in January 2001 (formerly the Instituto das Comunicações de Portugal, or "ICP"), is the Portuguese telecommunications regulator. Since it commenced operations in 1989, it has been closely involved in developing the telecommunications regulatory framework in Portugal. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications providers in Portugal.

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

        We understand that at the end of 2001, the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provided PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. However, the rights-of-way regime was modified in 2004 through Law 5/2004, as described below in "—Summary of Our Concession and Existing Licenses." Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess whether or not Law 5/2004 has resolved any concerns the Directorates-General may have had regarding the regulation of rights-of-way in Portugal. We further understand that the Directorate General for Information Society of the European Commission requested information from the Portuguese government regarding the designation of the universal service provider (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure in order to appoint the universal service provider.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. However, in

2008, the European Commission referred the case to the European Court of Justice, where it is pending.

        Autoridade da Concorrência.    Our activities are also overseen by the Autoridade da Concorrência (formerly Direcção Geral do Comércio e da Concorrência, or "DGCC"), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. We and our subsidiaries are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the courts. Such an appeal suspends the decision of the Autoridade da Concorrência pending a decision by the courts.

        On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and margin squeezes. The potential penalty for such practices could be as high as 10% of our revenues in the preceding fiscal year. This investigation is still in a preliminary stage involving document collection and review. The Autoridade da Concorrência periodically requests that we provide it with additional information regarding the alleged abusive practices, which we have responded to in a timely manner. We expect that the next phase could involve the Autoridade da Concorrência formally charging us with the alleged abusive practices, which would result in an administrative proceeding, referred to as a "statement of objections," in which we would defend our position before the competition authority. If we are unsuccessful in our defense, the competition authority could issue a fine in connection with such abuses. We are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Commerce Court. To our knowledge, the Autoridade da Concorrência has not yet reached any decision on this matter. In March 2004, we appealed to the courts regarding the seizure of certain documents by Autoridade da Concorrência, and in July 2007, the Courts confirmed that Autoridade da Concorrência is obliged to immediately return all the documents illegally seized and ruled that the potential proof obtained by those documents is null. The Autoridade da Concorrência returned those documents to us on August 20, 2007. However, the Autoridade da Concorrência's investigation is continuing.

        To our knowledge, there are also several other complaints related to our activities pending before the Autoridade da Concorrência, including complaints against: (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004) regarding alleged anti-competitive practices in the broadband Internet market; and (ii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines.

        In addition, in 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised statement of objections on this matter. PT Comunicações has responded to these statements of objections and does not believe it has violated applicable law and regulations. However, on August 1, 2007, the Autoridade da Concorrência imposed a fine €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court (Tribunal do Comércio) on August 30, 2007. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the court.

        In April 2007, the Autoridade da Concorrência, also accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation PT Comunicações formally contested the allegations made by the Autoridade da Concorrência and is awaiting a response.

  Pricing of Wireline Services

        ANACOM established a new pricing regime for wireline services in 2004 in accordance with the terms of the new EU regulatory framework. This pricing regime created the following regulatory obligations for the retail market for telephone services at a fixed location:

  •
  The price cap applying to residential access and domestic calls is the Portuguese Consumer Price Index ("CPI") minus 2.75%;

  •
  The fixed component of fixed-to-mobile calls (residential and non-residential) is required to be cost-oriented, and price controls are in place in the form of a cap of 6.3 Euro cents on the amount retained by the fixed operator with respect to fixed-mobile calls;

  •
  The tariffs for domestic payphone calls are required to correspond to a maximum of three times the tariff for a residential phone call; and

  •
  Since December 2006, we have been required to grant a monthly fee discount for retired people.

        In 2006, PT Comunicações submitted to the regulator a new pricing scheme that included a flat-rate plan with unlimited off-peak calls on weekdays. This new price plan was approved and came into effect on March 26, 2007.

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

        See also "—Interconnection" below.

  Universal Service Obligations

        Law 5/2004 and our concession impose universal service obligations on us in Portugal. These obligations include providing connection to the public telephone network at a wireline location. They also include providing access to public switched wireline telephone services, including enabling users to make and receive local, national and international telephone calls, facsimile communications and data communications. They also include providing public pay telephones, publishing directories and making available at least one telephone directory enquiry service covering all public voice telephone subscribers' numbers.

        According to Law 5/2004, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. PT Comunicações has submitted its annual universal service costs from 1996 to 2003 to ANACOM in order to obtain compensation. Since 2004, it has been the responsibility of ANACOM to calculate the costs of providing the universal service. We believe that obtaining significant compensation under this provision of the law will be very difficult and may not be possible.

        On January 30, 2008, ANACOM issued a decision in which it refused to accept our calculations related to the costs of universal service for 2001, 2002 and 2003. ANACOM proposed that a methodology be determined to calculate the net universal service costs and to provide definitional clarity on the concept of "excessive burden." Any conclusions will be submitted for public consultation.

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

        Wireline Interconnection.    As a result of the enactment of Law 5/2004, ANACOM adopted a measure in March 2004 on call origination on fixed telephone networks provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and on significant market power designation in these fixed locations, declaring the Portugal Telecom group to have significant market power in these markets. As a result, we are subject to price controls in these markets based on our costs and other factors and must publish a reference offer that includes these prices and quality of service standards.

        Mobile Interconnection.    In February 2005, all mobile operators were declared to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. In October 2007, ANACOM issued a new draft decision proposing additional reductions in interconnection rates for calls on mobile networks beginning in January 2008 and dropping to €0.6.5 by October 1, 2008 for TMN. Although the public consultation process ended in December 2007, ANACOM has yet to issue a final decision.

        Internet Access.    The interconnection regime for access to our network by ISPs provides for a number of different billing structures. Under the first method, ISPs pay us a call origination charge, and, if the ISPs request that we invoice customers on their behalf, they also pay us the corresponding charge for the invoicing service. Under a second method, we charge the ISPs a wholesale flat rate and the ISPs bill their own customers. In 2003, ANACOM decided that data traffic and Internet traffic should be included in our Reference Interconnection Offer, which previously applied only to interconnection for voice telephony services. Accordingly, we now offer two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes the two pricing methods described above, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination. In 2004, ANACOM issued a new administrative decision regarding the billing structure for our Reference Interconnection Offer. As a result, the call origination pricing arrangements with ISPs now include two billing structures. The primary differences between the two billing structures relate to origination prices, the manner in which ISP infrastructures are connected to our wireline network and billing arrangements. The regime introduced in March 2004 has lower origination charges, involves the use of leased lines and does not require us to maintain billing arrangements with ISPs. The ISPs determine which billing regime will apply to their arrangements to connect with our wireline network.

  Number Portability and Carrier Selection

        Number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. PT Comunicações introduced number portability for wireline services in July 2001. Number portability for mobile services was introduced in January 2002.

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

        Law 5/2004 requires that all wireline network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls. Full carrier pre-selection has been available throughout Portugal since October 15, 2000. New regulations for carrier pre-selection were published in early 2006, extending carrier pre-selection to some non-geographic services.

  Unbundling of the Local Loop

        In 2000, the European Commission approved a regulation requiring wireline network operators to make the local loops between their customers and the local switches on their networks available to competitors. Such a requirement also exists in Law 5/2004. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to invest in the local loop or to rely upon the network operator's relationship with the customers. According to the regulation and Law 5/2004, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. The conditions under which the local loop unbundling services are provided are set forth in a published reference offer for unbundled access to our local loops in accordance with terms established by ANACOM. This reference offer covers all of our main distribution framework buildings where technical and space conditions allow co-location. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

  Other Requirements

        The regulatory framework requires PT Comunicações to submit periodic reports on quality of service and comply with specified indicators. Penalties may occur if we do not achieve such indicators. We must also provide white page directories and certain other facilities to certain specified categories of subscribers free of charge.

  Internet and Related Services

        Various regulatory developments may affect our Internet business. Portugal has adopted Decree Law 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. A new Data Protection Directive was adopted by the European Commission in 2006, imposing data-retention obligations on operators. A law implementing this directive is being considered by the Portuguese Parliament and could require Internet service providers and other electronic communications providers to preserve data for a specified period of time and impose other obligations. We could also be subject to other self-regulation and content- monitoring requirements that could affect our Internet business.

  EU Competition Directive

        The European Commission issued a directive on September 16, 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. We believe that the spin-off of our interest in PT Multimédia in November 2007 satisfied the requirements of the directive as implemented in Portugal.

  Licensing Framework

        The EU Authorization Directive (Directive 2002/20/EC of March 7, 2002) prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure an efficient use of radio frequencies.

        Pursuant to this directive, which is part of the EU electronic communications framework, Law 5/2004 has established a new authorization regime, whereby an operator must have a general authorization for the provision of electronic communications networks or services. A license can be required for the use of radio frequencies or numbering resources. ANACOM is responsible for issuing regulations to implement this authorization regime. With the adoption of this new authorization regime, a more flexible licensing framework is expected.

  Summary of Our Concession and Existing Licenses

        Our concession is for the provision of universal service and for the operation of the terrestrial broadcasting network in Portugal, and it permits us to provide public switched wireline telephone, packet switched data (the rights to which were transferred to our subsidiary PT Prime) in X.25 mode, leased lines and telex and telegraphy services in Portugal. We also provide mobile telephone services, data communications services and IPTV under licenses granted to our subsidiaries by the Portuguese government. The subsidiaries holding the licenses are subject to separate financial reporting and other requirements.

        Our Wireline Concession.    The Portuguese government granted us a concession on March 20, 1995. The concession had an initial term of 30 years, expiring in 2025. As part of a reorganization of our business, we transferred the concession to our subsidiary PT Comunicações in 2000. The concession granted to us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network and the terrestrial broadcasting network for a fee of up to 1% of our operating revenues from the services provided under the concession, after certain deductions. Some of our assets that are part of the basic telecommunications network (as defined in Portuguese legislation) were treated as being within the "public domain" under the terms of the concession. During the term of the concession, we were permitted to receive economic benefits from the use of public domain assets as if we owned them completely. However, such public domain assets would have reverted to the Portuguese government without compensation when the concession expired.

        On December 11, 2002, we agreed to prepay the future rental payments due under the concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of concession services to the government in 2025. On December 27, 2002, we acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 concession fee of €16.6 million. As a result of this acquisition, the terms of the concession have been modified so that PT Comunicações is no longer obligated to pay a concession fee to the Portuguese government, and ownership of the network and assets related to the concession will not revert back to the Portuguese government in 2025. On February 17, 2003, Decree Law 31/2003 was enacted, establishing the basic regulatory principles supporting the terms of our modified Concession. On April 3, 2003, we entered into an agreement formally modifying the terms of our concession with the Portuguese government.

        The Portuguese government retains the ability to suspend or terminate our rights under the concession. In cases of serious non-performance by us of our obligations under the concession, the Portuguese government may, on a provisional basis, take over the development and operation of services authorized under the concession. The concession may also be terminated in cases of "severe, continual or unremedied" failure to perform our obligations. We believe that we have the resources to fulfill all our obligations under the concession.

        In addition, after 2010 the Portuguese government may revoke the concession upon at least one year's notice if it deems such action to be justified in the public interest. If this occurs, we would be entitled to compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the concession expires.

        Our modified concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 pursuant to Regulation No. 38/2004, which was published in September 2004. The new regime replaces Law 91/97, which granted us an exemption from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the Concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is still being challenged in the Portuguese courts by the Municipality of Oporto. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees."

        We are required to provide a special 50% discount on the monthly line rental fee to certain eligible retired and pensioner Portuguese citizens. Until December 31, 2006, the costs of providing this special discount were directly reimbursed by the Portuguese State. In May 2007, ANACOM determined that PT Comunicações should bear the costs of providing this special discount, as part of its universal obligations, a decision that applied retroactively from January 2007. In addition, in the past, we voluntarily offered supplementary discounts to eligible senior citizens in the form of an additional 10% discount on the monthly line rental fee and a special discount on telephone calls. We phased out these supplementary discounts in July 2007 as we became burdened with the cost of the mandatory 50% discount. The cost of all these discounts for our wireline business was approximately €6.4 million in 2006 and €18.9 million in 2007.

        The concession imposes a universal service obligation on us. See "—Universal Service Obligations," above.

        The Ministry of Finance is responsible for monitoring financial issues with respect to the concession. The Ministry of Economy is responsible for all other issues under the concession. ANACOM is authorized to monitor and assess penalties up to a maximum of €5 million if we fail to fulfill our obligations under the concession or other obligations imposed by law. Disputes concerning the application and interpretation of the concession are dealt with by arbitration.

        PT Prime's Data Licenses and Registrations.    Our subsidiary PT Prime holds:

  •
  a non-exclusive license to provide wireline services;

  •
  a non-exclusive license to be a "Public Telecommunications Networks" operator; and

  •
  all the licenses formerly held by Telepac, including a data communications license.

        Our data communications license authorizes us to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes us to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes us to construct certain network infrastructure in connection with licensed services. With respect to packet switched data, the data communications license is valid for 30 years, unless our wireline concession is terminated earlier Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, under Law 5/2004, and in accordance with the EU licensing regime, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

        In April 1997, ANACOM granted PT Prime a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

        TMN's Mobile Service License.    Mobile telephone service licenses are valid for 15 years and are issued by ANACOM under Law No. 5/2004. These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal's population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

        Through TMN, we hold a renewable, non-exclusive license to provide traditional and GSM digital mobile telephone services throughout Portugal. The authorization for the use of GSM radio spectrum was renewed in March 2007 and is now valid until March 16, 2022. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to TMN. Vodafone Portugal was awarded its license in 1991. Optimus was awarded a license in 1997 and began operations in September 1998.

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

        The UMTS licenses were issued by ANACOM in January 2001. UMTS services are the European version of the globally accepted technical standards for "third-generation" mobile communications. UMTS constitutes a significant advance over the "second-generation" digital GSM mobile services currently provided. The "first-generation" services were traditional analog mobile services. The broadband capacity of the frequency spectrum allocated under the UMTS licenses enables operators to supply video and Internet content to mobile handsets at higher transmission speeds. The licenses cover all of Portugal and are valid for 15 years. The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the beginning of 2001, and TMN's license expires in January 2016.

        In April 2004, TMN launched UMTS in Portugal with an emphasis on new services, such as video telephony and high-speed data. Since then, TMN has pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites. UMTS license holders are required to offer their services to 65.7% by the end of the third year and 77.3% by the end of the fifth year.

        In addition, in 2000, TMN and the other mobile operators assumed commitments to make contributions to the information society during the period through the maturity of the license in 2015. In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount is to be spent on "E Initiatives," an initiative led by the Portuguese State to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million is to be spent on subsidies for equipment, service discounts and network investments. The amount related to the "E Initiatives" was recognized as a license cost in 2007 in the amount of its net present value (€233 million), and the remaining €95 million will be recorded when incurred, as its expected that these investments will be made in the ordinary course of business of TMN. In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million.

Brazil

        Vivo's mobile business, the services it provides and the prices it charges are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

        ANATEL is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the ANATEL Decree. ANATEL is financially autonomous and administratively independent of the federal government. ANATEL maintains a close relationship with the Ministry of Communications. Any regulation proposed by ANATEL is subject to a period of public comment, which may include public hearings. ANATEL's actions may be challenged in the Brazilian courts under Brazilian administrative law. On November 25, 1998, ANATEL enacted "Resolution 73—Regulation of Telecommunication Services," which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

  Concessions and Authorizations

        Prior to January 2000, ANATEL had only authorized two mobile service providers in each of the ten franchise areas under bands A and B. Band A and band B mobile service providers, including Vivo's operating subsidiaries at the time, were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to ANATEL for an authorization to offer such other services.

        In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunications services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements, and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. ANATEL is also entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to ANATEL upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a limited duration and is generally renewable once.

        An authorization is a form of permission granted by the government under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the conditions deemed necessary for the exploitation of the relevant type of telecommunications service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government will not guarantee an economic and financial balance, as guaranteed under a concession.

        ANATEL considers Vivo to be affiliated with Telefónica, which provides wireline long distance services in the state of São Paulo and was awarded a license to provide such services nationwide. For this reason, a wireline long distance license would not be available to Vivo if it were to apply for such a license.

  SMP Regulation

        Vivo holds a number of licenses to provide wireless communications services under the Brazilian Personal Mobile Service (Serviço Móvel Pessoal, or "SMP") regime. These regulations divide Brazil into three main regions covering the same geographic area as the concessions for the fixed-line telecommunications services, and the three regions are divided into registration areas, or tariff areas.

        Some of Vivo's licenses were converted from concessions granted prior to the introduction of the current regulatory regime, and others were acquired by Vivo in auctions by ANATEL. Each SMP license in fact consists of two licenses—one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for a second 15-year period upon the payment of an additional license fee.

        In September 2007, ANATEL organized auctions for fifteen new licenses in the 1900 MHz radio frequency band, denominated as Band L. Vivo acquired 13 spectrum licenses in Band L. In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as Bands F, G, I and J. Vivo was awarded seven spectrum licenses in Band J. As a result, Vivo filled the last gaps in its coverage in Brazil and will soon be operating in the entire Brazilian territory.

        The table below provides certain information regarding Vivo's SMP licenses. Because the license agreements for the new Band J licenses have not yet been signed, the exact expiration date for the right to use the spectrum is not given.

Area	Frequency Range Covered by License (Expiration of Right to Use Spectrum)
São Paulo state
Band A (2008, except 2009 for the cities of Ribeirão Preto and Guatapara)
Band L (2008, excluding the cities covered by CTBC Telecom)
Band L (2022, for the cities also covered by CTBC Telecom)
Band J (15 years from the execution of the license agreement)
Paraná state	Band A (2013) Band L (2013, excluding cities of Londrina and Tamarana) Band J (15 years from the execution of the license agreement)
Santa Catarina state	Band A (2013) Band L (2013) Band J (15 years from the execution of the license agreement)
Goiás state	Band A (2008) Band L (2008, excluding the cities covered by CTBC Telecom) Band L (2008, for the cities also covered by CTBC Telecom) Band J (15 years from the execution of the license agreement)
Tocantins state	Band A (2008) Band L (2008) Band J (15 years from the execution of the license agreement)
Mato Grosso state	Band A (2009) Band L (2009) Band J (15 years from the execution of the license agreement)
Mato Grosso do Sul state	Band A (2009) Band L (2009, excluding the city of Paranaíba) Band L (2022, for the city of Paranaíba) Band J (15 years from the execution of the license agreement)
Rondônia state	Band A (2009) Band L (2009) Band J (15 years from the execution of the license agreement)
Acre state	Band A (2009) Band L (2009) Band J (15 years from the execution of the license agreement)
Amapá state	Band B (2013) Band J (15 years from the execution of the license agreement)
Amazonas state	Band B (2013) Band J (15 years from the execution of the license agreement)
Maranhão state	Band B (2013) Band J (15 years from the execution of the license agreement)
Pará state	Band B (2013) Band J (15 years from the execution of the license agreement)

Roraima state	Band B (2013) Band J (15 years from the execution of the license agreement)
Federal district	Band A (2021, renewed in 2006) Band L (2021) Band J (15 years from the execution of the license agreement)
Bahia state	Band A (2008) Band L (2008) Band J (15 years from the execution of the license agreement)
Sergipe state	Band A (2008) Band L (2008) Band J (15 years from the execution of the license agreement)
Rio de Janeiro state	Band A (2020, renewed in 2005) Band L (2020) Band J (15 years from the execution of the license agreement)
Espírito Santo state	Band A (2008) Band L (2008) Band J (15 years from the execution of the license agreement)
Rio Grande do Sul state	Band A (2022, renewed in 2006) Band L (2022) Band L (2022, for the metropolitan area of Pelotas) Band J (15 years from the execution of the license agreement)
Other	Band L (2022, covering the states of Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte)

        All Band A and Band B services are provided on the 850 MHz radio frequency, and all Band L and J services are provided in the 1,900-2,100 MHz radio frequency range.

        Under an SMP license, an operator may optionally provide domestic and international long-distance services in its licensed area, and a cellular operator and its controlling shareholders may not have a geographical overlap between licenses.

  Interconnection

        Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All mobile operators, including SMP service providers, are classified by ANATEL as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service providers. The terms and conditions of the interconnection agreements are freely negotiated between parties, subject to price caps and other rules established by ANATEL. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a non-discriminatory basis. If the parties cannot agree on the terms and conditions of interconnection, ANATEL may determine the terms and conditions by arbitration. Interconnection agreements must be approved by ANATEL and may be rejected if they are contrary to the principles of free competition and the applicable regulations relating to traffic capacity, use of interconnection infrastructure by requesting parties and other matters.

        In 2003, ANATEL adopted "Bill & Keep" rules for interconnection charges for traffic between the networks of SMP operators. Under these rules, an SMP mobile operator paid for the use of another

SMP mobile operator's network in the same authorization area only if the traffic carried from the first operator to the second exceeded 55% of the total traffic exchanged between them (known as a partial "Bill & Keep" regime). In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. In 2006, the partial Bill & Keep regime was discontinued. The current rule is "full billing," pursuant to which the SMP operator pays the entire call termination fee of the other mobile network. The partial "Bill and Keep" rule is still used between the SMP and SME (trunking) networks.

        In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as "VC1" calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for VC2 and VC3 long distance calls that also provides for a 4.5% annual adjustment to interconnection fees. The annual adjustments under these agreements may not be sufficient to cover Vivo's costs and preserve its margins from interconnections with Vivo's network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo derives an important part of its revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on its mobile networks.

        In 2005, ANATEL further standardized regulations governing wireline service, referred to as the Sistema de Telefonia Fixa Comutada (Fixed Telephony Interconnection System, or "STFC"), and those regulations affect the interconnection of mobile service with wireline service.

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. Under Resolutions 438/2006, 480/2007 and 483/2007, beginning in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in arbitration cases by ANATEL to determine the value of interconnection fees.

        ANATEL has also published resolutions proposing new regulations regarding interconnection charges that could adversely affect Vivo's revenues and results of operations. These proposals include (1) a resolution that one SMP operator in its authorization area is to receive only one interconnection charge for calls originated and terminated on its network (a proposal whose implementation has already been demanded by ANATEL), (2) a resolution for new negotiation rules for interconnection charges in arbitration cases under which ANATEL would have a role in determining the charges and (3) a resolution for the unification of interconnection charges in any given region of the general authorization plan (Plano Geral de Autorizações) for the SMP regime among SMP providers of the same economic group that have significant market power, according to criteria still to be defined. In this regard, when ANATEL organized the auction in December 2007 for new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated Bands F, G, I and J, it specified that any license awarded to a holder of an existing SMP license in the same region would be unified with that existing license within 18 months from the publication of the terms of authorization awarding the new license. Because Vivo was awarded Band J licenses in regions where it already possesses SMP licenses, the unification provision is likely to apply to Vivo. In addition, the invitation document for the December 2007 auction modified the rule for renewal of radio frequency licenses and includes in operating profits (which is one of the criteria considered in the renewal process) not only the profits received from customers through mobile service plans but also the profits received from payments from other operators for the use of the SMP network.

        These new proposed regulations could have an adverse effect on Vivo's results of operations because (1) interconnection charges could drop, thereby reducing Vivo's revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the prices Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce Vivo's average prices and its revenues.

  Regulation of Quality of Service and Customer Rights

        As a telecommunications service provider, Vivo is subject to regulations concerning quality of service and network expansion, as established in its SMP licenses and original concession agreements. Any breach of telecommunications legislation or of any obligation set forth in Vivo's authorizations may result in a fine of up to R$50 million.

        Vivo's SMP licenses impose obligations to meet quality of service standards, such as the system's ability to make and receive calls, call failure rates, the network's capacity to handle peak periods, failed interconnection of calls and customer complaints.

        In 2007, ANATEL published Resolution 477/2007, addressing several areas of vital importance for the mobile telecommunications business, such as the necessity for retail stores in cities in an operator's coverage areas, increases in the validity periods of prepaid cards and limits on the period of time after which customers may leave service plans. The objective of the regulations is to reduce the number of customer complaints and improve the quality of services, with an emphasis on operators' duties and customers' rights.

        ANATEL also published Resolution 460/2007, relating to fixed and wireless number portability with full activation in March 2009. For SMP operators like Vivo, number portability will only be applied for wireless codes of access in the same registration area. For fixed operators, number portability will only be applied for fixed codes of access in the same local area.

  Rate Regulation

        SMP licenses continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in Vivo's Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna). However, mobile operators are able to freely set the rates for alternative service plans.

  Internet and Related Services

        In Brazil, Internet service providers are deemed to be suppliers of value-added services and are not considered telecommunications service providers. ANATEL's Resolution 190 requires cable operators to act as carriers of third-party ISPs. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the Internet and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks. This would affect Vivo indirectly because mobile phones are used extensively for Internet traffic.

  Competition Issues

        ANATEL is required to consult with the Brazilian competition authority, the Conselho Administrativo de Direito Econômico, or "CADE," in carrying out certain of its responsibilities, including those related to the review of acquisitions and joint venture agreements entered into by telecommunications operators. In turn, CADE does not exercise its responsibilities without initially seeking the views of ANATEL and would not intervene with respect to any proposed acquisition or agreement affecting competition in the telecommunications sector without seeking the views of ANATEL. Telecommunications operators must concurrently seek review from ANATEL and CADE of acquisitions and joint venture agreements.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

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

Overview

Our Business and Revenue Reporting Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided and the manner in which our management views and manages our operations. Portugal Telecom's businesses consist of the following:

•	Wireline Business	Offering the following wireline services:
		—	Retail services, including fixed line telecommunications service and Internet services to residential customers;
		—	Wholesale services; and
		—	Data and corporate services, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.
•	Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.
•	Brazilian Mobile Business	Offering mobile services in Brazil, such as voice, data and Internet-related services, through Vivo.
•	Other	International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS, S.A. holding company. Our international investments other than Vivo mainly include:
		—	Mobitel, providing call center services in Brazil, which we fully consolidate in our audited consolidated financial statements;
		—	UOL, an Internet service provide in Brazil in which we hold a 29% stake and account for using the equity method;
		—	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands, which we fully consolidate in our audited consolidated financial statements;
		—	MTC, providing mobile telecommunications services in Namibia, in which we acquired a 34% stake in September 2006 and which we fully consolidated in our audited consolidated financial statements for the last four months of 2006;
		—	Medi Telecom, providing mobile telecommunications services in Morocco, which we account for using the equity method;
		—	Unitel, providing mobile telecommunications services in Angola, which we account for using the equity method; and
		—	CTM, providing fixed and mobile telecommunications services in Macao, which we account for using the equity method.

Consolidation Treatment of Vivo

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A. We hold our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica. As of December 31, 2007, Brasilcel and its subsidiaries held 88.85% of the common shares of Vivo Participações, 47.76% of its preferred shares and 62.77% of its total share capital. We proportionally consolidate the financial results of Vivo in our consolidated financial results for the years ended December 31, 2005, 2006 and 2007.

Business Drivers and Measures

        The businesses of each of our segments are affected by a number of significant industry trends. In operating our businesses and monitoring their performance, we also pay attention to a number of operational and other factors. We summarize some of these trends and factors for each of our business segments below.

  Wireline Business

  •
  Traffic Trends.  Since 2002, we have experienced a continuing decrease in traffic on our fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both our retail and wholesale revenues. We have also experienced increases in customers of our ADSL broadband Internet services, as well as a corresponding decrease in dial-up Internet use. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Fixed Line Network" and "—Traffic."

  •
  Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans.  Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which has negatively affected our retail revenues. One of our strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in our competitive market. Our pricing plans tend to increase our revenues from fixed charges but contribute to a decrease in our traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. In our wholesale business, the decrease in regulated fixed-to-mobile interconnection charges has also affected our revenues because our wholesale wireline unit records revenue from international incoming calls through our network that terminate on the networks of mobile operators. Decreases in transit traffic (calls that use our network but neither originate nor terminate on our network) also have affected our wholesale revenues. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Retail—Fixed Line Telephone Services" and "—Wholesale—Prices."

  •
  Workforce Reductions and Post Retirement Obligations.  We expect to continue to use workforce reductions to decrease our labor costs and increase our productivity over time. In 2007, we reduced our workforce in Portugal by 1,004 employees, incurring expenses of €289 million to do so. Workforce reductions in our fixed line business will continue to be a significant feature of our cost management in 2008. In addition, we have substantial unfunded liabilities for unfunded pension and healthcare benefits during those periods. In 2005, we established an autonomous fund, to which we contributed €300 million in 2005 and €302 million in 2006 to finance our post retirement healthcare obligations, and we also made contributions to our pension funds. We expect that contributions to these funds will continue to represent significant outflows in the coming years. See "Liquidity and Capital Resources—Post Retirement Benefits" below and Note 9 to our audited consolidated financial statements.

  Domestic Mobile Business

  •
  Decreasing Interconnection Charges.  In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease by an average of 23.5% in 2005, 18.5% in 2006 and 6.2% in 2007. Both interconnection rates reached €0.11 per minute at the beginning of October 2006. These reductions have had a significant impact on TMN's revenues and results of operations. See "Item 4—Information on the Company—Our Business—Domestic Mobile Business—Prices and Revenue Breakdown."

  •
  Continuing Roll-Out of 3G Services.  One of the ways in which we respond to intense competition in the mobile networks market is by continuing to develop and bring to market innovative third generation (3G) services that increase revenues and customer loyalty. We list several of our recently launched services in "Item 4—Information on the Company—Domestic Mobile Business—Services." Remaining competitive requires continuing investments to build out our third generation network and develop new services, and our capital expenditures on our third generation network have increased in recent years.

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

  •
  Impact of Regulatory Matters.  The introduction of carrier pre-selection codes in 2003 has tended to decrease both the outgoing call revenues of Vivo and the interconnection charges it pays to other companies. At the same time, the partial "Bill & Keep" regime governing interconnection charges also introduced in 2003 tended to decrease the revenues received by Vivo from interconnection fees charged to other companies. Then in July 2006, ANATEL eliminated the partial "Bill & Keep" regime and established "full billing," under which the SMP operator pays the entire call termination fee of the other mobile network. The termination of the partial "Bill & Keep" regime had a positive impact on interconnection revenues in 2006. However, significant uncertainty remains regarding future regulation of interconnection charges and other matters by ANATEL. See "Item 4—Information on the Company—Regulation—Brazil."

  •
  Socioeconomic Factors.  The Brazilian mobile market continues to be affected by economic growth and the distribution of income among social classes. Use of mobile phones tends to grow when the economy grows and to decrease when there is an economic downturn. Vivo therefore pays close attention to socioeconomic trends in operating its business.

        All our business segments are subject to significant competition and operate in highly regulated environments. You should carefully review "Item 4—Information on the Company—Competition" and "—Regulation" for more information. In addition, you should be aware of the risks to which each of our businesses is subject. See "Item 3—Key Information—Risk Factors."

        Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Discontinued Operations—Multimedia Business

        On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimédia, our former multimedia business, through a distribution to shareholders, subject to shareholder approval. Following the approval of the spin-off at the annual general meeting of our shareholders on April 27, 2007, we reclassified the results of operations of PT Multimédia as discontinued operations. On November 7, 2007, we announced the completion of the spin-off of PT Multimédia.

        Until the spin-off, we provided multimedia services in Portugal through PT Multimédia and through PT Multimédia's subsidiaries. Operating revenues from PT Multimédia were €666.5 million in 2006 and €628.5 million in 2005. Operating revenues from PT Multimédia were €527.6 million in the nine months ended September 30, 2007 and €489.1 million in the nine months ended September 30, 2006.

Transition to International Financial Reporting Standards

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2007, 2006 and 2005, there were no unendorsed standards effective as of and for the years ended December 31, 2007, 2006 and 2005, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2007, 2006, and 2005 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        IFRS requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS (January 1, 2004) and throughout all periods presented in the first IFRS consolidated financial statements.

  Explanation of Exemptions Applied Under IFRS 1

        In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under Portuguese GAAP for the year ended December 31, 2003 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2004 on the basis of those standards under IFRS in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions applied by Portugal Telecom are explained below:

  •
  Cumulative Translation Differences.  Under IAS 21, The Effects of Changes in Foreign Exchange Rates, differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would ordinarily be required to be determined retrospectively. However, under an exemption contained in IFRS 1, cumulative translation differences may be deemed to be zero as of January 1, 2004, the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. Portugal Telecom has applied this exemption. See Note 3(q) to our audited consolidated financial statements for a more detailed discussion of our accounting for cumulative translation differences.

  •
  Revaluation as Deemed Cost.  Companies that have revalued their assets in accordance with the legislation in force at a particular date prior to first-time adoption of IFRS may establish the related value as deemed cost of the assets and may account for the assets from the date of the revaluation in accordance with IFRS effective at the date of preparation of the first IFRS financial statements. In prior years, Portuguese legislation allowed companies to perform a revaluation of their tangible assets in accordance with applicable official inflation rates. Portugal Telecom has applied the exemption under IFRS, and, accordingly, the revaluation of its tangible assets performed in accordance with Portuguese legislation prior to January 1, 2004 was included as the deemed cost of the assets for IFRS purposes. See Note 3(c) to our audited consolidated financial statements for a more detailed discussion of our accounting for tangible assets. The effect of the revaluation on our balance sheet was to increase our tangible assets and other investments by a total amount of approximately €197 million at January 1, 2004, the date of transition to IFRS.

  •
  Business Combinations.  IFRS 3, Business Combinations, is not required to be applied retroactively to business combinations that took place before the date of transition to IFRS. Portugal Telecom has applied this exemption and has therefore recorded goodwill relating to business combinations prior to January 1, 2004 as it was recorded under Portuguese GAAP. Since January 1, 2004, goodwill has not been amortized and business combinations since that date have been recorded in accordance with IFRS 3. At the date of transition to IFRS, goodwill was tested for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and was written down, if required. Historical cost and accumulated goodwill amortization were netted for the purpose of preparing the opening IFRS consolidated balance sheet. If we had not applied this exemption, we would have had to measure net assets acquired in acquisitions that took place prior to January 1, 2004 at fair value. If we had not applied the exemption, we expect that the net assets related to companies acquired prior to January 1, 2004 on our opening IFRS consolidated balance sheet could have been higher and our goodwill could have been lower.

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

  Property, Plant and Equipment, and Intangible Assets

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

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. At December 31, 2007, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

  Goodwill

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

        Goodwill acquired on or after January 1, 2004 is measured at acquisition cost, and goodwill acquired in previous periods is recognized at the carrying amount at December 31, 2003, in accordance with Portuguese GAAP. In both cases, since January 1, 2004, goodwill has not been amortized, and at the end of each reporting period, goodwill of each cash-generating unit is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and written down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming five years, and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        The goodwill impairment analysis that we conducted as of December 31, 2007 did not suggest that any such impairment was likely in a future period.

        The determination of the recoverable amount of a cash-generating unit under IFRS for impairment testing purposes involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value under IFRS and the amount of any goodwill write-down.

  Accrued Post Retirement Liability

        As of December 31, 2007, we recorded an accrued post retirement liability amounting to €1,329.9 million to cover our net unfunded obligations regarding pensions and post retirement healthcare benefits. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our independent actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing (approximately 25 years) of the estimated defined benefit payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected.

  Provisions

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

  Allowance for Doubtful Accounts

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

  Assessment of the Fair Value of Financial Instruments

        We choose an appropriate valuation method for financial instruments not traded in an active market based on our knowledge of the market and of the asset. In this process, we apply the valuation methods commonly used by market practitioners and use assumptions based on market rates.

Recent IFRS Accounting Pronouncements

  IAS 23 (revised)—Borrowing Costs (for years beginning on or after January 1, 2009)

        On March 29, 2007, the IASB issued a revised IAS 23, Borrowing Costs, which removed the option of immediately recognizing as an expense those borrowing costs that relate to assets requiring significant time to be ready for use or sale. Companies are therefore required to capitalize borrowing costs as part of the cost of such assets. We are currently assessing the impact of the adoption of this amendment to IAS 23.

  IFRS 8—Segment Reporting (for years beginning on or after January 1, 2009)

        On November 30, 2006, the IASB replaced IAS 14 with IFRS 8, Segment Reporting, which now requires identification of operating segments based on internal reports that are regularly reviewed by a company's chief operating decisionmaker in order to allocate resources to the segment and assess performance. We are currently assessing the impact of the adoption of this standard.

  IFRIC 11—Treasury Share Transactions (for years beginning on or after March 1, 2007)

        In November 2006, the IFRIC issued IFRIC 11, Treasury Share Transactions, which addresses how to apply IFRS 2, Group and Treasury Share Transactions, to share-based payment arrangements, including equity instruments from an entity in the same group. The interpretation requires a share-based payment arrangement in which the entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. The adoption of IFRIC 11 is not expected to have a material impact on our financial statements.

  IFRIC 12—Concession Contracts (for years beginning on or after January 1, 2008)

        In November 2006, the IFRIC issued IFRIC 12, Service Concession Rights. This interpretation addresses how service concession operators should apply existing IFRS to account for their obligations and rights related to service concession arrangements. Depending on the consideration received, the operator recognizes a financial asset if it has an unconditional contractual right to receive cash or another financial asset or recognizes an intangible asset if the consideration received is only a right to charge users. The adoption of IFRIC 12 is not expected to have a material impact on our financial statements.

  IFRIC 13—Loyalty Programs (for years beginning on or after July 1, 2008)

        On June 28, 2007, the IFRIC issued IFRIC 13, Customer Loyalty Programmes, which addresses accounting for loyalty award credits granted by companies to their customers who buy goods or services. In accordance with this interpretation, a company must allocate some of the proceeds of the sale of the award credits as a liability, representing its obligation to provide those awards. The amount of proceeds allocated to the award credits is measured by reference to their fair value, that is, the amount for which the award credits could have been sold separately. A company must recognize the deferred portion of the proceeds as revenue only when it has fulfilled its obligations under the awards. We are currently assessing the impact of the adoption of IFRIC 13.

  IFRIC 14—Defined Benefits (for years beginning on or after January 1, 2008)

        On July 5, 2007, the IFRIC issued IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, which provides general guidance on how to assess the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognized as an asset. It also explains how pension-related assets or liabilities may be affected when there is a statutory or contractual minimum funding requirement. The Interpretation will standardize practice and ensure that companies recognize an asset in relation to a surplus on a consistent basis. No additional liability need to be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. The adoption of IFRIC 14 is not expected to have a material impact on our financial statements.

  IAS 1 (revised)—Presentation of Financial Statements (for years beginning on or after January 1, 2009)

        On September 6, 2007, the IASB issued a revised IAS 1, Presentation of Financial Statements, with the main change being the requirement that a company must present all non-owner changes in equity, or "comprehensive income," either in one statement of comprehensive income or in two statements. Comprehensive income for a period includes profit and loss plus other comprehensive income recognized in that period, whose components in the case of Portugal Telecom include primarily actuarial gains and losses, currency translation adjustments, gains and losses on remeasuring available-for-sale financial assets and the effective portion of gains and losses on hedging instruments in a cash flow hedge. Revised IAS 1 also changes the titles of financial statements (a) from "balance sheet" to "statement of financial position," (b) from "income statement" to "statement of comprehensive income" and (c) from "cash flow statement" to "statement of cash flows." The amendments to IAS 1 will only affect disclosure requirements.

  IAS 27 (revised)—Consolidated and Separate financial statements (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IAS 27, Consolidated and Separate Financial Statements. The main changes resulting from the revision of IAS 27 are as follows: (1) changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity, (2) if a parent loses control of a subsidiary it must derecognize the related consolidated assets and liabilities and (3) when losses attributed to the minority shareholders exceed the minority's interests in the subsidiary's equity, these losses must be allocated to the non-controlling interests even if this results in a deficit balance. We are currently analyzing the impact of the adoption of the amendments to IAS 27.

  IFRS 2 (revised)—Share-Based payments (for years beginning on or after January 1, 2009)

        In January 2008 the IASB issued the revised standard IFRS 2, Share-Based Payment—Vesting Conditions and Cancellations. The main changes which resulting from this revision are as follows: (1) vesting conditions are service and performance conditions only and (2) all cancellations, either by the entity or by employees, should receive the same accounting treatment. The adoption of this standard is not expected to have a material impact on our financial statements.

  IAS 32 (revised)—Financial Instruments: Presentation (for years beginning on or after January 1, 2009)

        In February 2008, the IASB amended IAS 32, Financial Instruments: Presentation, in relation to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation as equity or liabilities. As a result, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments but generally include: (1) puttable instruments that are subordinate to all other classes of instruments and where the holder is entitled to a share of the entity's net assets if there is a liquidation of the entity and (2) instruments, or components of instruments, which are subordinate to all other classes of instruments and impose an obligation to deliver to another party a share of the net assets of the entity only on liquidation. We are currently analyzing the date of adoption of the amendment to IAS 32 and the resulting effects on the presentation of our results of operations, financial position or cash flows.

  IFRS 3 (revised)—Business Combinations (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IFRS 3, Business Combinations. The main changes resulting from the revision of IFRS 3 are as follows: (1) there is the option of measuring non-controlling interests at fair value or at the proportionate share of the identifiable net assets, (2) in a business combination achieved in stages, the acquirer must remeasure its previously held equity interest at the date it obtains control, and goodwill is then computed as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus the acquired net assets, (3) transaction costs must be recognized as expenses, (4) for changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be subsequently remeasured and (5) effects from the settlement of relationships existing prior to the business combination are not part of the exchange for the acquiree. We are currently analyzing the impact of the adoption of the amendments to IFRS 3.

Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The key changes over the course of 2005, 2006 and 2007 include:

  •
  increasing revenues from Brazilian mobile services;

  •
  decreasing wireline telephone service revenues; and

  •
  a high level of workforce reduction program costs in 2005, 2006 and 2007, as we focus on increasing the efficiency of our wireline business, which in 2006 were partially offset by gains related to the termination of the protocol with the Portuguese national healthcare system.

        The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
	2005			2006			2007
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
Continuing Operations Operating revenues:
Wireline business	2,085.1	35.8%	(6.3)%	1,953.0	33.9%	(5.6)%	1,843.5	30.0%
Retail	1,319.2	22.7%	(11.3)%	1,170.6	20.3%	(12.7)%	1,022.5	16.6%
Wholesale	353.4	6.1%	4.3%	368.7	6.4%	5.9%	390.4	6.3%
Data and corporate	231.5	4.0%	4.8%	242.7	4.2%	6.3%	258.1	4.2%
Directories	120.4	2.1%	(9.6)%	108.9	1.9%	(9.9)%	98.0	1.6%
Sales	33.8	0.6%	(5.0)%	32.1	0.6%	24.8%	40.1	0.7%
Other	26.8	0.5%	11.8%	29.9	0.5%	15.4%	34.5	0.6%
Domestic mobile business	1,457.1	25.0%	(2.1)%	1,426.2	24.7%	2.7%	1,464.6	23.8%
Services	1,307.8	22.5%	(1.3)%	1,290.8	22.4%	2.4%	1,321.7	21.5%
Sales	142.2	2.4%	(11.4)%	126.0	2.2%	7.3%	135.3	2.2%
Other	7.0	0.1%	33.7%	9.4	0.2%	(18.7)%	7.6	0.1%
Brazilian mobile business	2,037.0	35.0%	3.3%	2,104.7	36.5%	17.0%	2,462.9	40.1%
Services	1,737.8	29.8%	3.0%	1,789.8	31.0%	20.5%	2,157.2	35.1%
Sales	233.8	4.0%	8.9%	254.8	4.4%	1.3%	258.1	4.2%
Other	65.4	1.1%	(7.9)%	60.2	1.0%	(20.8)%	47.7	0.8%
Other businesses	244.8	4.2%	14.9%	281.4	4.9%	34.1%	377.3	6.1%
Services	236.7	4.1%	10.6%	261.8	4.5%	38.5%	362.5	5.9%
Sales	3.9	0.1%	237.5%	13.3	0.2%	(32.2)%	9.0	0.1%
Other	4.2	0.1%	50.8%	6.3	0.1%	(8.1)%	5.8	0.1%
Total operating revenues	5,824.0	100.0%	(1.0)%	5,765.3	100.0%	6.6%	6,148.4	100.0%
Costs, expenses, losses and income:
Wages and salaries	623.4	10.7%	1.6%	633.5	11.0%	0.7%	638.1	10.4%
Post retirement benefits	(21.6)	(0.4)%	233.8%	(72.1)	(1.3)%	(9.8)%	(65.1)	(1.1)%
Direct costs	716.3	12.3%	1.2%	724.9	12.6%	25.2%	907.3	14.8%
Costs of products sold	639.5	11.0%	(9.2)%	580.6	10.1%	13.0%	656.1	10.7%
Support services	202.3	3.5%	(0.1)%	202.1	3.5%	15.6%	233.6	3.8%
Marketing and publicity	164.7	2.8%	(16.0)%	138.3	2.4%	6.5%	147.2	2.4%
Supplies and external services	872.3	15.0%	6.4%	928.5	16.1%	1.8%	945.6	15.4%
Indirect taxes	165.2	2.8%	6.5%	175.9	3.1%	14.7%	201.8	3.3%
Provisions and adjustments	161.6	2.8%	34.1%	216.6	3.8%	(41.4)%	127.0	2.1%
Depreciation and amortization	1,058.7	18.2%	6.8%	1,130.7	19.6%	(0.7)%	1,123.1	18.3%
Curtailment costs, net	314.3	5.4%	(94.0)%	19.0	0.3%	1,353.5%	275.6	4.5%
Losses on disposals of fixed assets, net	(1.7)	0.0%	199.6%	(5.1)	(0.1)%	(45.7)%	(2.8)	0.0%
Other costs, net	22.2	0.4%	420.9%	115.4	2.0%	(60.9)%	45.1	0.7%
Income before financial results and taxes	906.8	15.6%	7.7%	977.1	16.9%	(6.3)%	915.7	14.9%
Net interest expense	251.5	4.3%	(12.5)%	220.1	3.8%	(10.3)%	197.4	3.2%
Net foreign currency exchange losses (gains)	(42.0)	(0.7)%	(89.4)%	(4.5)	(0.1)%	(378.2)%	12.4	0.2%
Net losses (gains) on financial assets and other investments	8.8	0.2%	(309.1)%	(18.3)	(0.3)%	1,257.0%	(248.8)	(4.0)%
Equity in earnings of affiliated companies, net	(234.7)	(4.0)%	(44.4)%	(130.6)	(2.3)%	(3.4)%	(126.1)	(2.1)%
Net other financial expenses	66.9	1.1%	(22.7)%	51.8	0.9%	(6.7)%	48.3	0.8%
Income before taxes	856.3	14.7%	0.3%	858.6	14.9%	20.3%	1,032.5	16.8%
Income taxes	288.1	4.9%	(107.4)%	(21.4)	(0.4)%	n.m.	243.3	4.0%
Net income from continuing operations	568.2	9.8%	54.9%	880.0	15.3%	(10.3)%	789.2	12.8%
Discontinued operations
Net income from discontinued operations	120.7	2.1%	(38.6)%	74.1	1.3%	(38.7)%	45.5	0.7%
Net income	689.0	11.8%	38.5%	954.1	16.5%	(12.5)%	834.7	13.6%
Attributable to:
Minority interests	35.0	0.6%	149.8%	87.4	1.5%	6.3%	92.8	1.5%
Equity holders of the parent	654.0	11.2%	32.5%	866.8	15.0%	(14.4)%	741.9	12.1%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

  Operating Revenues

        Our operating revenues increased to €6,148.4 million in 2007 from €5,765.3 million in 2006, an increase of 6.6%, reflecting a higher contribution from: (1) Vivo (€358.2 million), due to the positive impact of the change in the interconnection regime in July 2006, as well as customer and ARPU growth; (2) TMN (€38.4 million), due to a 9.8% increase in the number of customers, particularly in postpaid and wireless broadband; and (3) other businesses (€95.9 million), primarily explained by the consolidation of MTC (€78.9 million) and the increase in revenues of other fully consolidated subsidiaries. These effects were partially offset by the reduction in the contribution from the wireline business (€109.4 million), mainly as a result of the impact of continued line loss and pricing pressure on retail revenues, notwithstanding the improvement in wholesale and data and corporate revenues. The reasons for these changes are explained in more detail below.

        We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Wireline Business.    The table below sets forth the operating revenues from our wireline business in 2006 and 2007.

	2006	2007	% Change
	(EUR Millions)
Wireline Operating Revenues (Stand-Alone)
Retail	1,173.5	1,023.2	(12.8)%
Wholesale	464.2	486.9	4.9%
Data and corporate	250.5	265.6	6.0%
Other wireline services	183.6	186.7	1.7%
Total	2,071.8	1,962.4	(5.3)%

        Retail revenues decreased 12.8% to €1,023.2 million in 2007 from €1,173.5 million in 2006. This decrease occurred mainly due to continued competition from other fixed operators, as well as increasing competition from mobile operators, both in the voice and broadband segments. Voice revenue decreased by 15.3% in 2007, as a result of line loss and increasing pricing pressure, particularly in areas where we offer unbundled local loop (ULL) services to competitors who use our network to offer retail service. Retail data revenues increased by 1.1%, notwithstanding the increasing price pressure in broadband from both fixed and mobile operators. PSTN and ISDN lines decreased to 3,010 thousand as of December 31, 2007 from 3,317 thousand as of December 31, 2006. Of those lines, 238 thousand lines were being used by customers of our wireline competitors through carrier pre-selection as of December 31, 2007, a decrease of 41.7% from 408 thousand lines as of December 31, 2006. The decreases in fixed line traffic and prices in recent years are described further in "Item 4—Information on the Company—Our Businesses—Wireline Business—Traffic" and "—Retail." The number of pricing plans in use by our customers increased significantly to 4,276 thousand in 2007 from 2,827 thousand in 2006, contributing to an increase in revenues from fixed charges. However, the growing percentage of flat rate pricing plans contributed in part to the decrease in traffic revenues.

        The decreases in traffic revenues and fixed charges were partially offset by a 2.9% increase in ADSL retail revenues to €175.1 million in 2007 from €170.1 million in 2006. However, ADSL retail lines decreased to 652 thousand lines as of December 31, 2007 from 685 thousand lines as of December 31, 2006. The decrease was, in part, due to a database cleanup in which we eliminated 103 thousand inactive prepaid broadband customers from our database.

        Wholesale revenues increased by 4.9% to €486.9 million in 2007 from €464.2 million in 2006. This increase is primarily explained by the growth in unbundled local loop (ULL) and wholesale line rental (WLR) revenues. Domestic and international revenue per minute for calls terminated on our network, which are recorded as wholesale revenues, declined 17.1% and 4.1%, respectively, in 2007. Wholesale revenues also were affected by decrease in wholesale Internet traffic reflecting the continuing switch by customers to broadband from dial-up service.

        Data and corporate revenues increased by 6.0% to €265.6 million in 2007 from €250.5 million in 2006, partly as a result of our continued focus on providing more advanced and customized solutions to our corporate customers. The growth in this period was driven by the increase in revenues from virtual private networks and circuits, as well as from outsourcing, network management and IT solutions.

        Domestic Mobile Business.    The table below sets forth the operating revenues from our domestic mobile business in 2006 and 2007.

	2006	2007	% Change
	(EUR Millions)
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,117.0	1,146.2	2.6%
Interconnection	246.2	246.9	0.3%
Sales	129.7	141.8	9.3%
Other operating revenues	9.4	8.1	(14.3)%
Total	1,502.4	1,542.9	2.7%

        Operating revenues from our domestic mobile business increased by 2.7% to €1,542.9 million in 2007 from €1,502.4 million in 2006, primarily supported by the growth of service revenues (which grew by 2.2%) and equipment sales (which grew by 9.3%) as a result of successful sales and marketing campaigns. Customer revenues increased by 2.6% in 2007 to €1,146.2 million due to new customer growth, particularly in postpaid and wireless broadband. Interconnection revenues grew by 0.3% in 2007 to €246.9 million, notwithstanding the continuing negative impact (amounting to €14 million) of the reduction of mobile termination rates.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in 2006 and 2007 in Euros and the total operating revenues of the Brazilian mobile business (including the portion attributable to our joint venture partner) in Reais.

	2006	2007	% Change	2006	2007	% Change
	(EUR Millions)(1)			(R$Millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	1,789.8	2,157.2	20.5%	9,777.5	11,502.8	17.6%
Sales	254.8	258.1	1.2%	1,391.7	1,376.1	(1.1)%
Other operating revenues	60.2	47.7	(20.8)%	328.9	254.1	(22.7)%
Total	2,104.7	2,463.0	17.0%	11,498.0	13,133.0	14.2%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased by 17.0% to €2,463.0 million in 2007 from €2,104.7 million in 2006. Excluding the impact of the appreciation of the Real against the Euro, operating revenues increased by 14.2% as a result of growth in service revenues (17.6%), which was due to increases in customers, an increase in average revenue per user per month (from R$27.1 million in 2006 to R$30.4 million in 2007), and the termination of the partial "Bill & Keep" interconnection regime. This increase in revenues from services more than offset the decrease in equipment sales and in other operating revenues.

        Other Businesses.    Operating revenues from our other businesses contributed €377.3 million to our consolidated operating revenues in 2007, an increase of 34.1% from €281.4 million in 2006. This increase was primarily due to the increase in the contribution from MTC (€79 million), as this business was fully consolidated only beginning September 2006, and the increase in revenues of other fully consolidated subsidiaries.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2007 due to, among other factors, increases in net curtailment costs, direct costs and costs of products sold, which were partially offset by a reduction in provisions and adjustments and other costs. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 0.7% to €638.1 million in 2007 from €633.5 million in 2006, primarily as a result of an increase in contributions from Vivo (€13.3 million) and MTC (€7.2 million), which was consolidated beginning in September 2006. These effects were partially offset by the 7.0% decrease in the wireline business as a result of the ongoing redundancy program and a focus on containing wage increases.

        Post Retirement Benefits.    We recorded a €65.1 million gain from post retirement benefits in 2007, compared to a gain of €72.1 million in 2006. In 2007, post retirement benefit costs included prior year service gains of €110 million, primarily due to vested rights resulting from changes introduced in Portuguese social security regulations (Decree-Law 187/2007 and Law 52/2007) to guarantee the long-term financial sustainability of the Portuguese social security system. In 2006, post retirement benefit costs included prior year service gains of €150.6 million primarily due to a reduction in health care benefits (€127.3 million) as a result of changes made to our healthcare plan to maintain its long-term sustainability and financing. Excluding prior year service gains, post retirement benefit costs would have decreased from €78.4 million in 2006 to €46.0 million in 2007, primarily due to a reduction in service costs, following the decrease in healthcare obligations that occurred at the end of 2006, and also due to the resulting reduction in interest costs and increase in the expected return on assets, in line with the decrease in the unfunded obligations. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Workforce Reduction Program Costs" below.

        Direct Costs.    Direct costs increased by 25.2% to €907.3 million in 2007 from €724.9 million in 2006. Telecommunications costs, which are the main component of direct costs, increased by 30.3% to €739.6 million in 2007, primarily due to an increase in telecommunications costs at Vivo. Telecommunications costs at Vivo increased €168.3 million, primarily due to the impact of the termination of the partial "Bill & Keep" interconnection regime (€127 million). This increase was partially offset by a reduction in telecommunication costs in the wireline (€3.2 million) and domestic mobile (€8.9 million) businesses, primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal.

        Costs of Products Sold.    The costs of products sold increased by 13.0% to €656.1 million in 2007 from €580.6 million in 2006. Excluding the impact of the appreciation of the Real against the Euro (€10.8 million), costs of products sold would have increased by 11.2% to €645.4 million in 2007, primarily because of increased commercial activity in domestic and Brazilian mobile businesses, including the introduction of GSM services by Vivo. This increase was partially offset by lower handset prices, which also benefited from the appreciation of the Real against the U.S. dollar.

        Support Services.    Support services costs increased by 15.6% to €233.6 million in 2007, compared to €202.1 million in 2006, primarily due to an increase in support services costs at Vivo (€27.5 million) and TMN (€11.1 million), in line with increased commercial activity in both businesses, and partially offset by a decrease in support services costs in the wireline business.

        Marketing and Publicity.    Marketing and publicity costs increased by 6.5% to €147.2 million in 2007 from €138.3 million in 2006, primarily due to higher contributions from TMN (€4.0 million) and Vivo (€2.2 million), in line with increased commercial activity in both businesses, and also due to an increase in the contribution from MTC (€3.9 million), which was fully consolidated beginning in September 2006. This was partially offset by a decrease in marketing and publicity costs in the wireline business.

        Supplies and External Services.    Supplies and external services increased by 1.8% to €945.6 million in 2007 from €928.5 million in 2006. Commissions, which are the main component of supplies and external services, remained stable at €264.2 million. The increase in other supplies and external services costs was primarily explained by higher contributions from Vivo (€10.3 million) and MTC (€6.7 million), which was fully consolidated beginning in September 2006. The increase in the contribution of Vivo is primarily due to the appreciation of the Real against the Euro (€4.9 million), increased electricity expenses related to the GSM network and legal fees.

        Indirect Taxes.    Indirect taxes increased by 14.7% to €201.8 million in 2007 from €175.9 million in 2006, primarily due to an increase in spectrum fees at Vivo and TMN in line with the growth in the customer base of both businesses.

        Provisions and Adjustments.    Provisions and adjustments decreased by 41.4% to €127.0 million in 2007 from €216.6 million in 2006. The decrease in this cost item is primarily due to the decreases of €58.9 million and €32.0 million at Vivo and wireline business, respectively, partly due to a reduction in provisions for doubtful accounts at both businesses for a number of reasons and also due to a provision recorded by Vivo in 2006 (€30 million) resulting from billing problems associated with the transition of the billing system to a unified platform. The provisions and adjustments recorded at Vivo include provisions for accounts receivable (including doubtful receivables relating to the improper use of Vivo's network) and tax contingencies (including reversals of provisions upon receiving favorable tax judgments). From time to time, we review our criteria for recording and reversing provisions, and the resulting adjustments also affect this line item from year to year.

        Depreciation and Amortization.    Depreciation and amortization costs decreased by 0.7% to €1,123.1 million in 2007 from €1,130.7 million in 2006. A reduction at the wireline business (€31.9 million) was partially offset by higher contributions from Vivo (€17.2 million), mainly due to the appreciation of the Real against the Euro (€12.6 million), and from MTC (€7.4 million), which was fully consolidated beginning in September 2006.

        Curtailment Costs.    Curtailment costs amounted to €275.6 million in 2007, including a cost of €289.5 million related to the reduction of 1,004 employees and a gain of €13.8 million related to the settlement of benefits for those employees. In 2006 curtailment costs amounted to €19.0 million, including a gain of €208.9 million related to the termination of the protocol with the Portuguese national healthcare system and work force reduction program costs of €227.9 million relating to the reduction of 772 employees. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Other Costs.    Other costs decreased to €45.1 million in 2007, from €115.4 million in 2006, primarily explained by higher expenses incurred in 2006 related to the tender offer launched by Sonae

(€28 million) and by the recognition of a €50.9 million adjustment to the realizable amount of certain CDMA network fixed assets at Vivo due to technological obsolescence.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 10.3% to €197.4 million in 2007 from €220.1 million in 2006, primarily as a result of the reduction in the average cost of debt in Portugal and Brazil, as well as a decrease in Vivo's average net debt in the period, partially offset by the effects of an increase in Portugal Telecom's average net debt in the period due to the implementation of the share buyback program. Excluding Brazil and the interest cost associated with an equity swap for PT Multimédia shares (settled in the second quarter of 2007), the average cost of debt was 3.7% in 2007, compared to 3.8% in 2006.

        Net Foreign Currency Exchange Losses (Gains).    We had net foreign currency losses of €12.4 million in 2007, compared to net foreign currency gains of €4.5 million in 2006. In both 2007 and 2006, this line includes foreign currency losses related to dividends receivable from Unitel (denominated in U.S. dollars), following the devaluation of the U.S. dollar against the Euro in both periods, and foreign currency gains achieved on Vivo's U.S. dollar debt not swapped to Reais due to the appreciation of the Real against the Dollar in both periods. The losses in 2007 are primarily explained by the decrease in foreign currency gains from Vivo due to a reduction in Vivo's U.S. dollar debt not swapped to Reais.

        Net Losses (Gains) on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €248.8 million in 2007, compared to €18.3 million in 2006. This caption primarily includes the following: (1) the sale of 22% of Africatel (gain of €111 million in 2007), the holding company that holds all of PT's interests in Africa other than its interest in Médi Télécom, (2) equity swaps for PT Multimédia shares (a gain of €77 million in 2007, compared to €10 million in 2006), (3) financial settlement of equity swaps for our own shares (a gain of €32 million in 2007, compared to €24 million in 2006) and (4) the disposal of an investment in Banco Espírito Santo (gain of €36 million in 2007).

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies decreased by 3.4% to €126.1 million in 2007, compared to €130.6 million in 2006, partly due to the reduction in the contribution from Médi Télécom (€3.1 million in 2007 vs. €45.6 million in 2006) resulting primarily from the recognition in 2006 of tax losses carried forward from previous years. This decrease in the contribution of Médi Télécom was partially offset by increases in our share in the earnings of Unitel in Angola (€91.8 million in 2007, as compared to €82.5 million in 2006), CTM in Macau (€17.0 million in 2007, compared to €14.8 million in 2006) and UOL (€13.1 million in 2007, compared to €6.2 million in 2006).

        Net Other Financial Expenses.    Net other financial expenses decreased by 6.7% to €48.3 million in 2007 from €51.8 million in 2006 and include banking services expenses, commissions, financial discounts and other financing costs. This decrease was primarily due to financial taxes paid by Vivo in 2006 in connection with a debt restructuring that occurred in that period.

  Income Taxes

        Income taxes amounted to €243.3 million in 2007, compared to a gain of €21.4 million in 2006. The increase was primarily due to the recognition in 2006 of (1) a tax credit amounting to €53.3 million, following the liquidation of a holding company, (2) a €142.0 million gain related the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains and (3) tax losses from previous periods amounting to €134.5 million at Vivo following the completion of its corporate restructuring. Adjusting for these one-off effects, provision for income taxes would have been €308.4 million in 2006, with the adjusted effective tax rate falling from 36% in 2006 to 24% in 2007, primarily as a result of (1) the reduction in allowances for deferred taxes on tax losses generated by Vivo, following the corporate restructuring completed in the end of 2006; (2) the reduction in the statutory tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007 and (3) the booking of non-taxable capital gains in 2007 related to the disposals of 22% of Africatel and of an investment in shares of Banco Espírito Santo.

  Net Income From Continuing Operations

        For the reasons described above, net income from continuing operations decreased 10.3% to €789.2 million in 2007 from €880.0 million in 2006.

  Discontinued Operations

        Net income from discontinued operations includes the results of companies that have been disposed during the reportable periods and the after-tax gains obtained with the sale of these investments. Following the approval of the spin-off of PT Multimédia at our Annual General Meeting of Shareholders on April 27, 2007, we reported this business as a discontinued operation in all reportable periods. As a result, in 2007 and 2006, net income from discontinued operations includes the earnings of PT Multimédia before minority interest until the conclusion of the spin-off in November 2007. Net income from discontinued operations decreased by 38.7% to €45.5 million in 2007 from €74.1 million in 2006, primarily due to a decrease in net income from PT Multimédia (partly due to the inclusion of only approximately 10 months of earnings of PT Multimédia in our results of operations in 2007, compared to a full year of earnings in 2006) and costs in 2007 related to the spin-off of €17.7 million, net of tax, primarily relating to employee, organizational and IT restructuring costs.

  Net Income (Before Minority Interests)

        Net income (before minority interests) decreased by 12.5% to €834.7million in 2007 from €954.1 million in 2006 for the reasons described above.

        Net income from our wireline business decreased by 41.9% to €284.0 million in 2007 from €489.1 million in 2006, primarily due to the increase in curtailment costs in 2007 and to the continuing effect on revenues of competitive pressures, as explained above.

        Net income from our domestic mobile business increased by 6.3% to €338.0 million in 2007 from €318.1 million in 2006, primarily due to the increase in operating revenues, net of direct costs and costs of products sold, as explained above, partially offset by an increase in support services costs and indirect taxes.

        Net losses (before minority interests) from our Brazilian mobile business improved to €(21.5) million in 2007 from €(26.5) million in 2006, primarily due to the improvement in income before financial results and taxes explained above and a reduction in net interest expense, which were partially offset by the absence of the tax gains recorded in 2006 related to the recognition of tax losses from previous periods, as described above.

  Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2007 amounted to €92.8 million and was related primarily to the share of minority shareholders in the net income of PT Multimédia (€29.1 million), MTC (€22.9 million), Cabo Verde Telecom (€12.5 million) and 50% of the share of minority shareholders of Vivo in its net income (€14.7 million). In 2006, net income attributable to minority interests amounted to €87.4 million and was related primarily to 50% of the share of minority shareholders of Vivo's subsidiaries in their net income (€33.5 million) and to the share of minority shareholders in the net income of PT Multimédia (€28.7 million), Cabo Verde Telecom (€10.2 million) and MTC (€8.9 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom decreased by 14.4% to €741.9 million in 2007 from €866.8 million in 2006.

        Basic earnings per ordinary and A shares from total operations in 2007 decreased to €0.71 in 2007 from €0.78 in 2006 on the basis of 1,025,800,000 shares and 1,128,856,500 shares issued at December 31, 2007 and 2006, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Financial information from 2006 and 2005 was restated in order to present PT Multimédia as a discontinued operation, as discussed above. Therefore, the analysis below differs from that included in our Annual Report on Form 20-F for the year ended December 31, 2006.

  Operating Revenues

        Our operating revenues decreased to €5,765.3 million in 2006 from €5,824.0 million in 2005, a decrease of 1.0%, reflecting in part the decrease in interconnection tariffs (a negative impact at the wireline business and TMN of €22 million and €49 million, respectively), which was partially offset by a higher contribution from Vivo, due to the appreciation of the Real against the Euro during the period. Although the contribution from Vivo increased by 3.3% to €2,104.7 million in 2006 from €2,037.0 million in 2005, in local currency terms our proportion of Vivo's revenues decreased by 7.2% to R$5,749.0 million in 2006 from R$6,193.5 million in 2005. The reasons for these changes are explained in more detail below.

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

        Retail revenues decreased by 11.0% to €1,173.5 million in 2006 from €1,318.8 million in 2005. This decrease occurred mainly due to lower traffic revenues and, to a lesser degree, fixed charges resulting from competition from fixed and mobile operators. The decrease in volume is due to the reduction in PSTN and ISDN lines to 3,317 thousand as of December 31, 2006 from 3,769 thousand as of December 31, 2005. Of those lines, 408 thousand lines were being used by customers of our wireline competitors through carrier pre-selection as of December 31, 2006, a decrease of 29.1% from 575 thousand lines as of December 31, 2005. In addition, a decrease in the regulated fixed-to-mobile interconnection tariffs had a negative impact of €21.6 million on retail traffic revenues in 2006. The decreases in fixed line traffic and prices in recent years are described further in "Item 4—Information on the Company—Our Businesses—Wireline Business—Traffic" and "—Retail." The number of pricing plans in use by our customers increased significantly to 2,827 thousand in 2006 from 1,795 thousand in

2005, contributing to an increase in revenues from fixed charges. However, the growing percentage of flat rate pricing plans contributed in part to the decrease in traffic revenues.

        The decreases in traffic revenues and fixed charges were partially offset by a 13.0% increase in ADSL retail revenues to €170.1 million in 2006 from €150.6 million in 2005. ADSL retail lines increased to 685 thousand lines as of December 31, 2006 from 585 thousand lines as of December 31, 2005 as increasing numbers of customers switched to ADSL service from dial-up Internet service.

        Wholesale revenues increased by 1.4% to €464.2 million in 2006 from €457.7 million in 2005. This increase is primarily explained by the increase in leased lines due to the rollout of mobile 3G networks in Portugal, as well as the growth in unbundled local loop (ULL) and wholesale line rental (WLR) revenues. Domestic and international revenue per minute for calls terminated on our network, which are recorded as wholesale revenues, declined 7.8% and 21.0%, respectively, in 2006. Wholesale revenues also were affected by decrease in wholesale Internet traffic as reflecting the increasing switch to broadband from dial-up service described in "Item 4—Information on the Company—Our Businesses—Wireline Business—Wholesale—Traffic."

        Data and corporate revenues increased by 2.3% to €250.5 million in 2006 from €244.9 million in 2005, partly as a result of the growth in network management and outsourcing, partially offset by a decline in revenues from virtual private networks (VPN) and circuits. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Data and Corporate."

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

        Operating revenues from our domestic mobile business decreased by 3.5% to €1,502.4 million in 2006 from €1,557.1 million in 2005, primarily as a result of the impact on service revenues of the mobile termination rate cuts (€49 million) and lower equipment sales. Customer growth in 2006 supported the performance of billing revenues, which remained stable at €1,117.0 million in 2006 (and increased 7.7% in the second half of 2006 compared to the first half of 2006). However, interconnection revenues continued to decline sharply due to the reduction in mobile termination rates over the past quarters. The reduction of the fixed-to-mobile and mobile-to-mobile interconnection rates at the beginning of each quarter of the year led to an average decline in 2006 of 18.5% and 18.6%, respectively, in interconnection rates to €0.11 per minute for both rates at the beginning of October 2006. Excluding the €49 million impact of lower mobile termination rates, service revenues would have increased by 0.6% in 2006. Revenues from sales of handsets decreased by 11.4% to €129.7 million in 2006 from €146.3 million in 2005.

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

        Operating revenues from our Brazilian mobile business increased by 3.3% to €2,104.7 million in 2006 from €2,036.9 million in 2005, primarily as a result of the impact of the appreciation of the Real against the Euro. In local currency terms, operating revenues decreased by 7.2% as a result of the decrease in service revenues, equipment sales and other operating revenues. Service revenues decreased by 7.5% in 2006, largely as a result of the challenging operating environment in Brazil. The average revenue per user per month in 2006 was R$27.1, as compared to R$28.7 in 2005 primarily due to the decrease in incoming traffic, the migration of fixed-to-mobile to mobile-to-mobile traffic and traffic promotions. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business."

        Other Businesses.    Operating revenues from our other businesses contributed €281.4 million to our consolidated operating revenues in 2006, an increase of 14.9% from €244.8 million in 2005. This increase was primarily due to the full consolidation of MTC for the first time in 2006 following the acquisition of a 34% stake in this company in September 2006.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs decreased in 2006 due to, among other factors, the reduction in net curtailment costs and in post retirement benefits expenses, which were partially offset by increases in depreciation and amortization costs and other net costs. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 1.6% to €633.5 million in 2006 from €623.4 million in 2005. On a constant currency basis, wages and salaries would have decreased by 1.4%, primarily as a result of the 5.1% decrease in the wireline business in connection with its workforce reduction program. These effects were partially offset by the 5.8% increase in local currency terms in wages and salaries of Mobitel, our call center business in Brazil, due to the increase in its average number of employees in 2006 by 1,310 employees compared to 2005.

        Post Retirement Benefits.    We recorded a €72.1 million gain from post retirement benefits in 2006, compared to a gain of €21.6 million in 2005, primarily as a result of (1) the increase in prior year service gains (from €137 million in 2005 to €151 million in 2006) and (2) an improvement in the return on assets resulting from contributions made to our pension funds in 2005 and 2006. In 2006, the prior year service gains of €151 million were primarily related to a reduction in healthcare benefits (€127 million) in connection with changes made to our healthcare plan in order to maintain its long-term sustainability and financing. In 2005, the prior year service gains of €137 million were primarily related to (1) a change in the retirement age in Portugal (€110 million) and (2) a change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries (€27 million). This cost item does not include early termination costs related to our workforce reduction program.

        Direct Costs.    Direct costs increased by 1.2% to €724.9 million in 2006 from €716.3 million in 2005. This increase was primarily due to the growth in content expenses related to 3G services at TMN. Telecommunications costs, which are the main component of direct costs, increased by 0.5% to €567.8 million in 2006, with lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal being more than offset by an increase in telecommunications costs at Vivo, mainly due to the end of the partial "Bill & Keep" interconnection regime.

        Costs of Products Sold.    Costs of products sold decreased by 9.2% to €580.6 million in 2006 from €639.5 million in 2005. This decrease was primarily due to lower handset prices at TMN and Vivo, notwithstanding the increase in commercial activity, partially offset by the effects of the appreciation of the Real against the Euro.

        Support Services.    Support services remained stable at €202.1 million in 2006, compared to €202.3 million in 2005. The impact of the appreciation of the Real against the Euro (€12.1 million) and the increase of support services at Vivo on a constant currency basis (€5.3 million) in connection with the growth in call center expenses related to an increase in commercial activity were offset by a reduction of these expenses in the wireline business.

        Marketing and Publicity.    Marketing and publicity costs decreased by 16.0% to €138.3 million in 2006 from €164.7 million in 2005, due to a reduction across all businesses: Wireline (€2.7 million), TMN (€5.2 million) and Vivo (€29.7 million). These effects were partially offset by the effects of the appreciation of the Real against the Euro (€6.6 million).

        Supplies and External Services.    Supplies and external services increased by 6.4% to €928.5 million in 2006 from €872.3 million in 2005, mainly as a result of the appreciation of the Real against the Euro (€36.2 million). On a constant currency basis, supplies and external services expenses would have increased by 2.3% in 2006 to €892.3 million, primarily as a result of the increase in commissions at TMN due to an increase in commercial activity.

        Indirect Taxes.    Indirect taxes increased by 6.5% to €175.9 million in 2006 from €165.2 million in 2005, primarily due to the appreciation of the Real against the Euro during the period (€14.0 million).

        Provisions and Adjustments.    Provisions and adjustments increased by 34.1% to €216.6 million in 2006 from €161.6 million in 2005. This increase was primarily related to the increases of €51 million and €18.7 million in the wireline business and Vivo, respectively. The increase in the wireline business is primarily related to the reversals in 2005 of (1) a provision for a receivable from Angola Telecom (€23.2 million) that was received in that period and (2) a provision to cover risks associated with the cancellation of certain onerous contracts (€30.0 million), each of which favorably affected the amounts recorded for 2005. The increase in Vivo is partly explained by the impact of the appreciation of the Real against the Euro (€17 million) and by a provision recorded by Vivo in 2006 (€30 million) resulting from billing problems associated with the transition of the billing system to a unified platform, with these effects being partially offset by the reversal of a provision for certain tax contingencies related to PIS and COFINS taxes (which are Brazilian federal social contribution taxes assessed on gross revenues) (€23 million) following a favorable tax judgment obtained in 2006. The provisions and adjustments recorded at Vivo include provisions for accounts receivable (including doubtful receivables relating to the improper use of Vivo's network) and tax contingencies (including reversals of provisions upon receiving favorable tax judgments).

        Depreciation and Amortization.    Depreciation and amortization costs increased by 6.8% to €1,130.7 million in 2006 from €1,058.7 million in 2005. This increase was primarily due to an increase in the contributions of Vivo (€51.7 million) and TMN (€15.3 million). The increase in Vivo's contribution is primarily related to the impact of the appreciation of the Real against the Euro (€51.4 million), while the increase in TMN's contribution is primarily related to higher capital expenditures related to the rollout of 3G services and handsets for post-paid customers.

        Curtailment Costs.    Curtailment costs decreased to €19.0 million in 2006 from €314.3 million in 2005. In 2006, curtailment costs include net gains of €208.9 million related to the termination of the protocol with the Portuguese national healthcare system. Excluding these gains, curtailment costs would have amounted to €227.9 million, relating to a reduction in the workforce at our wireline business by 772 employees in 2006. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Other Costs.    Other costs amounted to €115.4 million in 2006, compared to €22.2 million in 2005. This increase is primarily due to an adjustment to the realizable amount of certain CDMA network fixed assets at Vivo due to technological obsolescence (€50.9 million) and expenses incurred by Portugal Telecom totaling €35.4 million related to the tender offer launched on these companies in 2006.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 12.5% to €220.1 million in 2006 from €251.5 million in 2005, primarily as a result of the reduction of approximately 0.9% in the average cost of debt to 5.7% in 2006. Excluding net interest incurred by Vivo and the interest cost associated with the equity swaps for shares of PT Multimédia, the average cost of debt was 3.8% in 2006, as compared to 4.5% in 2005.

        Net Foreign Currency Exchange Losses (Gains).    We had net foreign currency gains of €4.5 million in 2006, compared to net foreign currency gains of €42.0 million in 2005. In 2006, this item primarily included foreign currency gains related to the effect of the appreciation of the Real against the U.S. dollar on Vivo's U.S. dollar debt not swapped to Reais, partially offset by foreign currency losses related to dividends receivable from Unitel (denominated in U.S. dollars) following the devaluation of the U.S. dollar against the Euro in the period. Foreign currency gains recorded in 2005 are primarily related to Vivo's U.S. dollar debt not swapped to Reais and to the effect of the appreciation of the U.S. dollar against the Euro on intercompany loans granted by PT Finance to Vivo (denominated in U.S. dollars).

        Net Losses (Gains) on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €18.3 million in 2006, compared to net losses on financial assets and other investments of €8.8 million in 2005. This caption primarily includes primarily the following gains and losses on certain derivative contracts: (1) equity swap contracts on PT Multimédia shares (a gain of €10.2 million in 2006, compared to a gain of €25.0 million in 2005); (2) financial settlement of equity swaps for our own shares (a gain of €23.5 million in 2006); (3) Vivo's free-standing cross currency derivatives (a net loss of €4 million in 2006, compared to a net loss of €50.5 million in 2005), and (4) our free-standing cross currency derivatives (a loss of €8.4 million in 2006, as compared to a gain of €14.1 million in 2005).

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies amounted to €130.6 million in 2006, compared to €234.7 million in 2005. In 2006, this item included mainly our shares in the earnings of Unitel in Angola (€82.5 million), Médi Télécom in Morocco (€45.6 million) and CTM in Macao (€14.8 million). The reduction in this caption of €104.1 million is primarily explained by the decrease in the gains related to UOL (from €175.4 million in 2005 to €6.2 million in 2006), which in 2005 included the gain and other effects of the disposal of a 16% stake in the initial public offering of this associated company in December 2006. This effect was partially offset by the increase in earnings of Unitel and Médi Télécom.

        Net Other Financial Expenses.    Net other financial expenses decreased 22.7% to €51.8 million in 2006 from €66.9 million in 2005 and include banking services expenses, commissions, financial discounts and other financing costs.

  Income Taxes

        We recorded an income tax gain of €21.4 million in 2006, compared to income taxes of €288.1 million in 2005. The reduction in this caption is primarily related to the net effect of (1) a gain of €134.5 million recorded by Vivo following the completion of its corporate restructuring in the fourth quarter of 2006, (2) the recognition of a tax credit amounting to €53.3 million in 2006 following the liquidation of a subsidiary in Portugal, (3) a gain of €142.0 million recorded in 2006 in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains and (4) a loss of €8.3 million in adjustments of deferred taxes due to the reduction in the nominal tax rate from 27.5% to 26.5% in the beginning of 2007. Adjusting for these one-off effects in 2006, the provision for income taxes would have been €300.1 million in 2006, compared to €288.1 million in 2005, corresponding to an effective tax rate of 35% in 2006 and 34% in 2005.

  Net Income From Continued Operations

        For the reasons described above, net income from continuing operations increased by 54.9% to €880.0 million in 2006 from €568.2 million in 2005.

  Discontinued Operations

        Discontinued operations reflect the results of companies that have been disposed of during the reportable periods and the after-tax gains obtained with the sale of these investments. Net income from discontinued operations decreased by 38.6% to €74.1 million in 2006 from €120.7 million in 2005.

        In both 2006 and 2005, net income from discontinued operations includes the earnings of PT Multimédia before minority interests.

        Due to the announced disposals of Lusomundo Serviços (PT Multimédia's media business) and PrimeSys in 2005, these businesses were reported as discontinued operations in the consolidated income statement for 2005. Therefore, in 2005, this line item includes: (1) the earnings of these companies until the effective date of the disposals, which were concluded on August 25, 2005 in the case of Lusomundo Serviços and on November 25, 2005 in the case of PrimeSys, (2) the gains obtained from the sales of Lusomundo Serviços (€16.8 million) and PrimeSys (€4.0 million) and (3) the earnings of PT Multimédia, which were reported as a discontinued operation following the approval of its spin-off at the Annual Meeting of Shareholders on April 27, 2007.

  Net Income (Before Minority Interests)

        Net income (before minority interests) increased by 38.5% to €954.1 million in 2006 from €689.0 million in 2005 for the reasons described above.

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

        Net losses (before minority interests) from our Brazilian mobile business improved to €(26.5) million in 2006 from €(134.0) million in 2005, primarily due to the income tax gain related to the completion of Vivo's corporate restructuring in the fourth quarter of 2006.

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

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased 11.9% to €1,834.9 million as of December 31, 2007 from €2,083.7 million as of December 31, 2006. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2005, 2006 and 2007.

	2005	2006	2007
	(EUR Millions)
Cash flow from operating activities	1,392.3	1,821.7	1,859.2
Cash flow from (used in) investing activities	(1,910.7)	1,136.7	235.9
Cash flow from (used in) financing activities	590.2	(3,015.4)	(1,953.6)
Total	71.7	(57.0)	141.5

  Cash Flow From Operating Activities

        Cash flows from operating activities and used in operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments of post retirement benefits activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel, the corporate entity that holds the joint venture's interests in Vivo. A proposal by the managing board of Brasilcel for the payment of dividends or other distributions requires the approval of Brasilcel's supervisory board and Brasilcel's shareholders. Because of the composition of Brasilcel's supervisory board and the 50% interest of each party in the joint venture, it will effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica."

        Net cash flow from operating activities increased by 2.1% to €1,859.2 million in 2007 from €1,821.7 million in 2006. This increase was primarily due to a €306.6 million increase in collections from customers and a €296.6 million reduction in payments relating to post-retirement benefits, primarily due to the reduction in the contributions to the pension and healthcare funds from €362.2 million in 2006 to €155.2 million in 2007 and a reimbursement made in 2007 by PT Prestações of €87 million on account of healthcare expenses paid by PT in 2007 and in previous years. These effects were partially offset by a €376.1 million increase in payments to suppliers and a €154.9 million increase in payments relating to income taxes, primarily explained by the full utilization of tax losses carried forward from our tax consolidation group by the end of 2006, causing which Portugal Telecom to pay income taxes in 2007 amounting to approximately €170 million.

        Net cash flow from operating activities increased by 30.8% to €1,821.7 million in 2006 from €1,392.3 million in 2005. This increase was primarily due to a €260.6 million increase in collections from customers, a €134.5 million reduction in payments to suppliers and a €119.0 million decrease in payments relating to post retirement benefits, mainly as result of a reduction in the contributions to our pension funds.

  Cash Flow From (Used in) Investing Activities

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

        Net cash receipts from investing activities amounted to €235.9 million in 2007, compared to net cash receipts of €1,136.7 million in 2006. The decrease in net cash receipts in 2007 was primarily due to a decrease in net cash receipts from short-term financial applications, which had been higher in 2006 as we redeemed short-term financial applications as part of our centralized cash management strategy to provide funds for the higher levels of long-term debt repayments in 2006. This effect was partially offset by (1) a €237.2 million increase in cash receipts from disposals of investments, following the sale in July 2007 of a 22% stake in Africatel (€117.0 million) and the sale in June 2007 of an investment in Banco Espírito Santo (€110.3 million), and (2) a €89.8 million reduction in cash payments for the acquisition of investments, mainly due to the acquisition of MTC in September 2006 (€57.5 million).

        Net cash receipts from investing activities amounted to €1,136.7 million in 2006, compared to net cash payments of €1,910.7 million in 2005. The increase in net cash receipts in 2006 was primarily due to the increase in net cash receipts from short-term financial applications, mainly related to higher balances of short-term financial applications maintained by Portugal Telecom in 2006 as part of our centralized cash management strategy, including for purposes of repaying debt due in 2006. This effect was partially offset by a €200.8 million decrease in cash receipts from disposals of investments compared to 2005, primarily due to proceeds obtained from the sale of PrimeSys (€101.8 million) and from the sale of an interest in UOL (€85.6 million).

  Cash Flows From (Used In) Financing Activities.

        Cash flows used in financing activities include borrowings and repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings. Net cash used in financing activities amounted to €1,953.6 million in 2007, compared to net cash used in financing activities of €3,015.4 million in 2006 and net cash receipts from financing activities of €590.2 million in 2005. The decrease in net cash used in financing activities from 2006 to 2007 was primarily due to a decrease in net repayments of loans, partially offset by an increase in cash used to acquire treasury shares, in each case explained below.

        In 2007, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €223.5 million and primarily reflected the proceeds of the exchangeable bonds issued on August 28, 2007 amounting to €750 million, partially offset by a reduction in outstanding commercial paper by €425.7 million. In 2006, cash payments for the repayment of loans, net of cash receipts from loans obtained, amounted to €1,733.5 million and primarily included (1) €899.5 million related to the repayment of the notes issued by PT Finance in February 2001, (2) €460.0 million related to the partial repayment of the credit facility entered into in 2003 and (3) €390.3 million related to the repayment of exchangeable bonds issued by PT Finance in December 2001. In 2005, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €1,967.9 million and primarily reflected (1) the €2billion in Eurobonds issued by PT Finance in 2005 and (2) the €250 million related to two loans obtained from the European Investment Bank ("EIB"), which were partially offset by €585.0 million related to the repayment of the floating rate notes issued by PT Finance in November 2001.

        In 2007, 2006 and 2005 dividends paid amounted to €552.7 million, €552.2 million and €419.1 million, respectively.

        In 2007, we acquired 103,056,500 treasury shares for €1,050.3 million, and in 2005 we acquired 37,628,550 treasury shares for amount of €340.5 million. In 2006, we did not acquire any treasury shares.

Indebtedness

        Our total consolidated indebtedness increased 6.4% to €6,216.9 million at the end of 2007, compared with €5,840.3 million at December 31, 2006, mainly due to the issuance of exchangeable bonds in the amount of €750 million in August 2007. Our cash and cash equivalents increased 21.2% to €664.6 million as of December 31, 2007 from €548.5 million as of December 31, 2006, and our short-term investments decreased 23.8% to €1,170.3 million as of December 31, 2007 from €1,535.2 million as of December 31, 2006, primarily due to the payment of shareholder remuneration.

        The composition of our indebtedness also changed in 2007, with medium- and long-term loans increasing from 76.5% to 79.8% of our total indebtedness mainly because of the issuance of exchangeable bonds maturing in 2014.

        In the table below, we have presented the composition of our consolidated indebtedness as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term:
Exchangeable bond loans	390.3	5.1	—	—	—	—
Bond loans	899.5	11.9	—	—	96.3	1.5
Bank loans	407.8	5.4	406.9	7.0	431.3	6.9
Other loans	589.7	7.8	749.9	12.8	324.0	5.2
Commitments under TMN's UMTS license(1)	—	—	—	—	55.9	0.9
Liability for equity swaps on own shares	102.0	1.3	187.6	3.2	323.2	5.2
Financial leases	26.2	0.3	28.4	0.5	25.5	0.4

Total short-term	2,415.6	31.9	1,372.7	23.5	1,256.1	20.2

Medium- and long-term:
Exchangeable bond loans	—	—	—	—	689.4	11.4
Other bond loans	3,138.0	39.0	3,133.6	53.7	3,061.7	49.2
Bank loans	1,773.9	25.8	1,103.4	18.9	940.9	15.1
Commitments under TMN's UMTS license(1)	—	—	—	—	144.7	2.3
Other loans	31.2	0.4	0.3	—	—	—
Financial leases	225.5	3.0	230.2	3.9	124.0	2.0

Total medium- and long-term	5,168.6	68.1	4,467.5	76.5	4,960.7	79.8

Total indebtedness	7,584.2	100.0	5,840.3	100.0	6,216.8	100.0

Cash and cash equivalents	612.2	8.1	548.5	9.4	664.6	10.7
Short-term investments	3,299.6	43.5	1,535.2	26.3	1,170.3	18.8

	3,672.5	48.4	3,756.6	64.3	4,381.8	70.5

(1)
For a description of TMN's commitments under its UMTS license, see "—Contractual Obligations and Off-Balance Sheet Arrangements—Contractual Obligations and Commercial Commitments."

  Maturity

        Of the total indebtedness outstanding as at December 31, 2007, €1,256.1 million is due before the end of December 2008. The remaining €4,960.7 million is medium-and long-term debt. The average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, is 6.7 years.

  Interest Rates

        As at December 31, 2007, 64.0% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued in 1999, 2005 and 2007.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Last Update	Outlook
Moody's	Baa2	March 5, 2007	Stable
Standard & Poor's	BBB-	March 16, 2007	Stable
Fitch Ratings	BBB	March 5, 2007	Negative

        Immediately after the announcement by Sonaecom on February 6, 2006 of the tender offer for Portugal Telecom, Standard & Poor's placed our credit rating on CreditWatch with negative implications, while Moody's placed our credit rating on review for possible downgrade, in each case due to the possible increased leverage that might have resulted from the transaction. Following the presentation by our Board of Directors of an alternative shareholders' remuneration plan which would increase our indebtedness, Standard & Poor's and Moody's downgraded our ratings to BBB+ and Baa1, respectively, on March 8, 2006. On August 3, 2006, Standard & Poor's and Moody's further downgraded our ratings to BBB- and Baa2, respectively, following the announcement of a step-up in the shareholder remuneration plan. After the failure of the Sonaecom tender offer, the rating agencies confirmed our credit ratings as BBB- (Standard & Poor's) and Baa2 (Moody's), both with stable outlook.

        We have four loans from the European Investment Bank (EIB) totaling €343.2 million as of December 31, 2007 that contained a provision under which the EIB had the right to require us to provide a guarantee acceptable to EIB in the event our ratings were downgraded to BBB/Baa2. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we failed to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans. As a result of our ratings downgrade on August 3, 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, we negotiated with EIB revised terms and conditions for these loans. The agreement with the EIB, signed on February 23, 2007, allows us to present the guarantee mentioned above only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). As part of this agreement, the spreads on these loans were increased by between 1 and 28 basis points, which increased our interest expenses.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        Set forth below is a brief description of certain of our debt instruments. See Note 35 to our audited consolidated financial statements for more information.

  •
  Global Medium Term Note Program.  We have established a global medium term note program providing for the issuance of bonds. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. On April 7, 1999, we issued €1 billion in bonds under the program at a fixed interest rate of 4.625% per annum. These bonds mature in 2009. During 2002 and 2003, we repurchased a portion of these bonds, which we cancelled in 2004. As of December 31, 2007, the outstanding amount of the bonds maturing in 2009 was €880 million. On March 24, 2005, we issued €1 billion in bonds under our global medium term note program at a fixed interest rate of 3.75% per annum, maturing in 2012. On the same day, we issued €500 million in bonds under the same program at a fixed interest rate of 4.375% per annum, maturing in 2017. On June 16, 2005, we issued €500 million in bonds under the same program at a fixed interest rate of 4.5% per annum, maturing in 2025. As of December 31, 2007, the size of the program was €7.5 billion.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million in bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum and had an initial price of €13.9859. Following the spin-off of

    PT Multimédia, effective October 30, 2007, the exchange price was adjusted to €11.60, in accordance with the terms and conditions of the bonds.

  •
  Revolving Credit Facilities.  In February 2003, we entered into a bilateral revolving credit facility that amounted to €500 million, maturing in 2005. In 2004 and 2005, we renegotiated the terms of this facility. The spread over the European Interbank Offered Rate ("Euribor") was reduced and the maturity was extended so that 50% of the loan is payable in 2009 and the remainder in 2010.

    In 2004, we entered into three other bilateral revolving credit facilities totaling €400 million: one in June 2004 amounting to €150 million and with a maturity of four years; the second in October 2004 amounting to €100 million and with a maturity of three years; and a third in October 2004 amounting to €150 million and with a maturity of three years and six months. In 2007, the maturity of the June 2004 credit facility was extended to eight years and its total amount increased to €300 million. In 2005, the maturity of the €100 million credit facility was extended for two additional years.

    As of December 31, 2007, the aggregate commitments under the four bilateral revolving credit facilities described above was €1,050 million, and we had borrowed a total of €150 million of that amount.

  •
  EIB Loans.  We have several amortizable loans from the EIB in the aggregate amount of €605.2 million as of December 31, 2007. These include (1) loans in the aggregate amount of €249.5 million, bearing an average fixed interest rate of 4.01% per annum and maturing on various dates from 2008 to 2013; (2) loans in the aggregate amount of €26.9 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 3.78% per annum as of December 31, 2007, and maturing in March 2013; (3) loans in the aggregate amount of €250 million, bearing floating interest rates with an average rate of 5.11% per annum as of December 31, 2007 and maturing in December 2014; (4) loans in the aggregate amount of €49.9 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 4.41% and maturing on various dates from 2008 to 2012 and (5) loans in the aggregate amount of US$42.5 million (equivalent to €29.1 million using the Euro/U.S. dollar exchange rate at year-end), maturing in annual installments of US$10.6 million up to 2011, whose U.S. dollar principal and floating U.S. dollar interest rate have been swapped for Euro principal and floating Euro interest rate obligation at an effective spread of 0.16% over the Euro interbank offered rate, generating exchange losses of €11.0 million as of December 31, 2007 (also part of our indebtedness). See "Item 11—Quantitative and Qualitative Disclosures About Market Risk" for more information.

  •
  Commercial Paper.  We have in place domestic committed commercial paper programs totaling €875 million, under which, as of December 31, 2007, there was indebtedness of €323.7 million outstanding.

  •
  Vivo Indebtedness.  Our indebtedness includes bank loans in the Euro equivalent of €439.2 million as of December 31, 2007 (using the Euro/Real exchange rate at year-end), representing 50% of the outstanding indebtedness of Vivo under various bank loans, since we proportionally consolidate the assets and liabilities of Vivo. Our indebtedness also includes 50% of bonds issued by former Vivo subsidiary Telesp Cellular Participações S.A. (TCP) on August 1, 2003 in the principal amount of R$500 million with a maturity of five years and an interest rate of 104.4% of the CDI rate per annum and 50% of bonds issued by TCP on May 1, 2005 in the principal amount of R$1 billion with a maturity of ten years and an interest rate ranging between 103.3% and 104.2% of the CDI rate per annum. Our indebtedness also includes a Euro equivalent of €132.0 million in indebtedness of the Vivo subsidiaries to BNDES, the Brazilian development bank, representing 50% of the outstanding indebtedness under those facilities at the Euro/Real exchange rate at year-end.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of the date hereof, the main covenants are as follows:

  •
  Change in Control.  The exchangeable bonds issued in 2007 amounting to €750 million, the credit facilities amounting to €1,050 million and certain loans obtained from EIB totaling €598 million as at December 31, 2007, give the lenders the right to demand repayment of the loans in the case of any change in control of Portugal Telecom.

  •
  Credit Rating.  Certain of our loan agreements with the EIB in the amount of €343 million as at December 31, 2007 state that we may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit ratings assigned by the rating agencies to Portugal Telecom are reduced from the current levels (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  The credit facility amounting to €500 million requires us to, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues. As of December 31, 2007, there were no outstanding amounts related to this credit facility.

  •
  Disposals of Assets.  Our €100 million credit facility and certain of our EIB loans in the amount of €599 million as of December 31, 2007 contain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on February 23, 2007 mentioned above, EIB waived its rights related to this covenant solely with respect to the spin-off of PT Multimédia.

  •
  Financial Ratios.  The €500 million credit facility and the October 2004 €150 million credit facility agreement state that the consolidated ratio of Net Debt/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the agreement) may not be higher than 3.5. The €100 million credit facility agreement states that our consolidated ratio of Net Debt/EBITDA may not be higher than 4.0. In addition, the terms (spread and maturity) of the €500 million credit facility and the June 2004 €300 million credit facility may be changed if the consolidated ratio of Net Debt/EBITDA is higher than 2.5 and 2.25, respectively. As of December 31, 2007, this ratio stood at 1.9.

  •
  Negative Pledge.  Our global medium-term-note program, exchangeable bonds in the amount of €750 million and credit facilities totaling €1,050 million include certain restrictions on the granting of pledges of our consolidated assets in order to secure any loan or obligation to third parties.

        We believe we are in full compliance with the covenants described above.

        We discuss our exposure to interest rate and exchange rate risk, as well as our use of derivative instruments, in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

Post Retirement Benefits

        The following table shows the amount of our liabilities for post retirement benefits recorded on our balance sheets at December 31, 2005, 2006 and 2007:

	As of December 31,
	2005	2006	2007
	(EUR Millions)
Gross projected pension benefit obligations(1)	4,238.8	4,071.5	3,747.8
Pensions	3,274.1	3,073.8	2,762.1
Salaries	964.7	997.7	985.7
Minus: Pension fund assets at fair value	2,200.2	2,263.9	2,316.8
Prior years' service gains(2)	—	—	9.7

Unfunded pension liabilities	2,038.7	1,807.6	1,440.7

Gross projected healthcare benefit obligations	912.8	491.1	455.3
Minus: Healthcare fund assets at fair value	315.6	644.2	582.3
Prior years' service gains(2)	—	19.1	16.2

Unfunded healthcare liabilities/(surplus)	597.2	(134.1)	(110.8)

Total unfunded liability for post retirement benefits(3)	2,635.9	1,673.5	1,329.9

    (1)
    Including salaries for pre-retired and suspended employees.

    (2)
    These prior years' service gains are gains to our company resulting from the effect on unvested pension and healthcare benefits of changes in the plans governing those benefits. These amounts will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years for pension benefits and 18 years for healthcare benefits).

    (3)
    As at December 31, 2007, this amount is net of an accrued post retirement liability of €1,463.9 million related to pension benefits and a non-current asset of €134.1 million related to the surplus of healthcare benefit obligations. This asset is expected to be realized through the reduction of future contributions to the healthcare funds.

        As of December 31, 2007, the projected benefit obligations, or "PBO," of our post retirement benefits, including pension and healthcare obligations amounted to €4,203 million (€2,762 million for pensions, €455 million for healthcare benefits and €986 million for salaries for pre-retired and suspended employees). The projected benefit obligations were computed based on a 5.25% discount rate for pension and healthcare benefits and 4.75% for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 2.00% annual salary increase. Our post retirement benefit (pension and healthcare) plans, which are closed to new participants, cover approximately 31,200 employees (24% still in service) in the case of pensions and approximately 27,700 employees (25% still in service) in the case of healthcare obligations.

        According to the rules of the Instituto de Seguros de Portugal (ISP), the Portuguese insurance regulator, the liability related to retire employees under the pension plans have to be fully funded. Our pension obligations for retired employees, computed based on ISP rules, are fully funded. Funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age under current rules. The estimated average working life of employees still in service is 15 years.

        In Portugal, there is no legislation covering the establishment of funds to cover salaries for pre-retired and suspended employees. We will be required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees. Accordingly, there is no requirement to fund these benefit obligations at present. However, we have set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance our healthcare post-retirement liabilities. In 2006, we contributed €302 million to this fund, which is being managed in accordance with the same guidelines as its pension funds. In 2007, we did not make additional contributions to this fund.

        The asset allocation of our pension and healthcare benefit funds as of December 31, 2007 was 47.6% equity, 34.2% bonds, 6.1% real estate and 12.2% cash and others. The effective performance of the funds in 2007 was 3.3%. As of December 31, 2007, the market value of the funds amounted to €2,899.1 million and, as a result, the unfunded liability related to our post-retirement benefits amounted to €1,329.9 million. In 2007, the unfunded liabilities decreased by €343.6 million. The table below shows the evolution of our unfunded obligations during 2007.

	2006	2007
	(EUR Millions)
Unfunded obligations (initial balance)	2,635.9	1,673.5
Post retirement benefit expenses/(gains)	(72.1)	(65.1)
Workforce program reduction costs	208.9	289.8
Settlement of the Melhoria Marconi Plan(1)	—	(12.8)
Settlement of the DCSI Plan(2)	—	(1.0)
Contributions and payments	(561.9)	(269.3)
Termination of the protocol with the Portuguese national healthcare service	(220.4)	—
Net actuarial losses/(gains)(3)	(319.4)	(285.2)
Disposals and acquisitions	2.5	—

Unfunded obligations (final balance)	1,673.5	1,329.9

    (1)
    The Fundo de Melhoria Marconi ("Melhoria Marconi Plan") relates to obligations assumed by PT Comunicações when Companhia Portuguesa Rádio Marconi, S.A. merged into PT Comunicações in 2002. Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. hired prior to February 1, 1998 were entitled to a pension benefit and to a supplemental pension benefit. In 2007, PT Comunicações, based on advice of legal counsel, cancelled contributions to Fundo Melhoria Marconi that were being made above the 1.55% mandatory contribution. Following this decision, the plan was no longer treated for accounting purposes as a defined benefits plan and the related accrued liability as of December 31 2007, amounting to €12.8 million, was eliminated.

    (2)
    The DCSI pension plan relates to obligations to retirees and employees of Dados, Comunicações e Soluções Informáticas Lda. ("DCSI"), a company acquired by PT Comunicações in 2006. In 2007, the pension plan of DCSI was settled, following the liquidation of this company in December 2007, €0.8 million was paid to the beneficiaries and the excess accrued liability of €1.0 million as at the settlement date was recognized as a gain under the caption "Curtailment costs, net."

    (3)
    In 2007, this amount was primarily related to the net effect of the following changes in actuarial assumption: (i) the increase in the discount rate from 4.75% to 5.25% for pension and healthcare liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields, (ii) the reduction in the salary growth rate from 2.25% to 2.00%. In 2006, this amount was primarily related to the net effect of the following changes in actuarial assumptions: (i) the increase in the discount rate from 4.5% to 4.75% for pension and healthcare liabilities and from 3.5% to 4.25% for salary liabilities, (ii) the reduction in the long-term health care cost trend rate from 3% to 2.75%, (iii) the reduction in the salary growth rate from 3.0% to 2.25%, (iv) the reduction in the pension growth rate and inflation rate from 2.0% to 1.75%, and (v) the adjustment in mortality tables from less three years to less four years.

        The market value of the pension funds amounted to €2.899.1 million at December 31, 2007, a decrease of €9.0 million from 2006, with the payments of pension benefits (€165.6 million) being offset by the actual return on assets (€104.8 million) and by the net contributions to the pension and healthcare funds (€68.6 million). See Notes 9.1 and 9.2 to our audited consolidated financial statements.

        The table below sets forth the components of our net post retirement benefit expense (gains) in 2005, 2006 and 2007.

	Year Ended December 31,
	2005	2006	2007
	(EUR Millions)
Service cost	24.8	28.7	17.8
Interest cost	229.1	217.5	208.9
Expected return on assets	(139.0)	(167.7)	(179.4)
Prior years service gains(1)	(136.6)	(150.6)	(112.3)

Post retirement benefit expense (gains)	(21.6)	(72.1)	(65.1)

    (1)
    In 2007, this caption includes: (i) a gain of €110 million resulting from the effect on vested pension benefits of changes to social security regulations (DL 187/2007 and Law 52/2007) and to adjustments introduced by Portugal Telecom to the growth rate used to calculate pension complements, and (ii) €2 million related to the amortization of prior years service gains on unvested pension benefits. In 2006, prior year service gains primarily related to the reduction in healthcare benefits (€127 million) in connection with the changes made to our healthcare plan in order to maintain its long-term sustainability and financing. In 2005, this caption includes: (i) €110 million related to the change in the retirement age for pensioners and (ii) €27 million related to the change in the pension formula from 90% of the last salary to 90% of the average of the last three years of salaries.

        In 2007, net curtailment costs amounted to €275.6 million, including a cost of €289.5 million reflecting the reduction of 1,004 employees. In 2006, net curtailment costs amounted to €19 million, which include a net gain of €208.9 million related to the termination of the protocol with the Portuguese national healthcare system. Excluding this gain, workforce reduction program costs would have amounted to €227.9 million corresponding to the reduction of 772 employees and primarily included the net present value of salaries to be paid to pre-retired and suspended employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees. We had workforce reduction program costs of €314.3 million in 2005, reflecting the reduction of 1,272 employees. See Notes 9.5 and 9.6 to our audited consolidated financial statements.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2005, 2006 and 2007.

	Year Ended December 31,
	2005	2006	2007
	(EUR Millions)
Contributions to the funds	197.8	59.9	38.2
Salary payments (pre-retired and suspended employees)	167.7	165.5	174.9
Regular healthcare payments	34.3	34.2	25.1
Extraordinary contribution for post retirement healthcare benefits	300.0	302.3	117.0
Refund	—	—	(86.7)
Settlement of DCSI plan	—	—	0.8

Sub-total	699.8	561.9	269.3
Termination payments	—	18.9	14.9

Payments related to post retirement benefits	699.8	580.8	284.2

Equity

        Our total equity excluding minority interests amounted to €1,338 million at December 31, 2007, compared to €2,255 million at December 31, 2006 and €1,828 million at December 31, 2005.

        The decrease in total equity excluding minority interests in 2007 was primarily related to the acquisition of treasury shares through equity swaps (€1,158 million), dividends paid (€516 million) and the spin-off of PT Multimédia (€405 million). These effects were partially offset by the net income for the period (€742 million), the net actuarial gains recorded in the period (€210 million, net of tax) and the effect of currency translation adjustments (€204 million), primarily due to the depreciation of the Real against the Euro in 2007.

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

        Our total equity excluding minority interests as a percentage of total assets decreased from 15.9% at the end of 2006 to 10.2% at the end of 2007. Our gearing ratio, calculated as the ratio of net debt to total equity plus net debt, was 54.7% and 67.8% as of the end of 2006 and 2007, respectively.

        We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. Cumulative foreign currency translation adjustments recorded in shareholders' equity were €701.0 million in 2005, €76.5 million in 2006 and 204.1 million in 2007.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual obligations:
Indebtedness	6,216.8	1,256.1	1,348.7	1,442.0	2,169.9
Interest on indebtedness(1)	2,008.0	318.0	432.9	359.6	897.4
Unfunded post retirement benefits(2)	1,327.0	203.8	373.5	254.6	495.1
Operating lease obligations	454.3	115.9	120.4	90.5	127.5
Unconditional purchase obligations(3)	478.8	216.9	47.5	87.3	127.1

Total contractual cash obligations	10,484.9	2,110.7	2,323.1	2,234.1	3,817.0

(1)
Interest on indebtedness is based on our assumptions regarding interest rates on our floating rate debt. Our actual interest obligations could vary significantly from these amounts depending on market interest rates.

(2)
These amounts correspond to the undiscounted payments to be made by our company for salaries due to pre-retired and suspended employees and to expected contributions to our healthcare fund, PT Prestações, described above in "—Post Retirement Benefits." The total amount differs from the net accrued post retirement liability recognized on our consolidated balance sheet primarily because the amount in this table reflects the discounted unfunded obligations.

(3)
Unconditional purchase obligations are related primarily to (a) contractual agreements with our fixed asset suppliers, (b) the remaining commitments related to the TMN's UMTS license and (c) the contractual agreements for the acquisition of 3G licenses by Vivo, which are described in more detail below.

        Our operating leases relate to the contractual rental agreements entered into by our businesses, including obligations related to leased lines and, prior to the spin-off of PT Multimédia, the rental of buildings and cinema viewing rooms for that business. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred. Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

        Unconditional purchase obligations related to contractual agreements with our fixed asset suppliers include amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment, and amounted to approximately €172 million as of December 31, 2007.

        As described in "Item 4—Information on the Company—Regulation—Portugal—Summary of Our Concession and Existing Licenses—TMN's Mobile Service License," TMN holds a license to offer UMTS service. Under the purchase agreement for the UMTS license, we committed to make contributions of €532 million to the development of the information society in Portugal during the period through the maturity of the license (2015). In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount is to be spent on "E Initiatives," an initiative led by the Portuguese State to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million is to be spent on subsidies for equipment, service discounts and network investments. The amount related to the "E Initiatives" was recognized as a license cost in 2007 in the amount of its net present value (€233 million), and the remaining

€95 million will be recorded when incurred, as its expected that these investments will be made in the ordinary course of business of TMN. In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from that market, in the amount of €8 million.

        On September 18, 2007, with ANATEL's approval, Vivo acquired several Band L licenses, except for Lot 16 (the area of Londrina, Paraná) and Lot 20 (an area in northern Brazil). Band L comprises lots in frequency ranges 1895 to 1900 Mhz and 1975 to 1980 Mhz, with a 5 + 5 Mhz band width. Vivo agreed to acquire the Band L licenses for R$50.4 million, and 10% of this amount (R$5.0 million) was paid on December 2007. The remaining 90% may be paid in six equal and annual instalments, with a grace period of three years.

        Vivo may also be permitted to acquire the Band L license for the State of Minas Gerais that was sought by Telemig, depending on the decision of ANATEL in the matter. Vivo has signed an agreement to acquire Telemig, which is subject to certain closing conditions, as described in "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business—Acquisition of Telemig."

        In December 2007, Vivo was the winning bidder for the acquisition from ANATEL of a 3G license in Band J, with a 10+10MHz width, covering several regions, except for Lots VII and X. Vivo agreed to acquire the Band J license for approximately R$1.1 billion for a period of 15 years with a possibility of one extension of up to 15 additional years. At least 10% of it is to be paid at the time of the execution of the terms of authorization (the license agreements governing the licenses). The remaining 90% may be paid in six equal and annual installments, with a grace period of three years. The official result of the auction will be published by ANATEL in 2008, and contracts are expected to be executed within ten days after the publication of the results.

Off-Balance Sheet Arrangements

        In the course of our business we grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2007, we had given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank guarantees and other guarantees given to Tax Authorities	47.7	47.7	—	—	—
Bank guarantees given to Portuguese courts for outstanding litigation	1.7	1.7	—	—	—
Bank guarantees given to other entities:
By TMN to ANACOM	35.6	35.6	—	—	—
By PT Comunícações	9.3	9.3	—	—	—
Other bank guarantees	8.9	8.9	—	—	—
Comfort letters and other bank guarantees	2.8	2.8	—	—	—

        As of December 31, 2007, bank guarantees given on behalf of TMN include a guarantee presented in connection to cross-border lease transactions contracted by TMN (Note 34 to our audited consolidated financial statements) and guarantees presented to ANACOM related to TMN's obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were given to municipal authorities and are primarily related to the repayment of taxes and other fees in connection with our use of public rights-of-way.

        We have issued comfort letters and other guarantees in order to guarantee loans obtained by associated companies.

        In addition to the guarantees indicated in the table above, Portugal Telecom group companies have provided the guarantees described below.

        In October 2000, Médi Télecom entered into medium- and long-term loans totaling €1,000 million with a consortium led by International Finance Corporation, or the "IFC," and the banks ABN Amro and Sociéte Générale. The loans had an average term of eight years and served to refinance the short-term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. Médi Télecom restructured the loans in July 2004, extending the maturity to 2012. Under the provisions of the contracts, Médi Télecom is required to attain certain financial performance levels. The major shareholders of Médi Télecom (Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental S.A. (32.18%) and Banque Marrocaine du Commerce Exterior (17.59%)) signed a Shareholders Support Deed according to the terms of which they committed to make future capital contributions to Médi Télecom (in the form of capital or shareholders' loans), if necessary, to cover possible shortfalls in the agreed financial targets. Under this agreement, these parties are committed to make contributions (capital subscription or loans) proportional to their stakes in the company up to a total of €168 million, of which €50 million are related to the repayment of debt. The obligation to contribute these funds terminates as soon as Médi Télecom reaches a Net/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the applicable documentation) ratio of less than 2.0. As at December 31, 2007, following the renegotiation of the Shareholders Support Deed, the maximum liability to Portugal Telecom amounts to €54 million, which is proportional to its stake in Médi Télécom.

        Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia in which Portugal Telecom committed to provide additional paid-in capital contributions to Sportinveste Multimédia up to a maximum of €40 million. As of December 31, 2007, Portugal Telecom has already granted loans to Sportinveste Multimédia amounting to €30 million.

        At December 31, 2007, we had assumed commitments in the ordinary course of business for the purchase of network assets, telecommunications equipment and terminal equipment amounting to approximately €172 million

        At December 31, 2007, guarantees given by third parties on our behalf in connection with bank loans, as described in Note 43 to our audited consolidated financial statements, were as follows:

Amount (EUR Millions)
Guarantees in favor of European Investment Bank	120.4
Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	4.8

        At December 31, 2007, Portugal Telecom had bank loan deposits amounting to €24 million whose use was restricted in connection with the cross-border lease transactions described in Note 34 to our audited consolidated financial statements. At the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions amounting to €21 million and €47 million, respectively.

        Finally, as part of certain sale-leaseback transactions (Qualified Technological Equipment transactions, or "QTE leases") with different third parties, Portugal Telecom has sold and then leased back certain telecommunications equipment. The flow of lease payments and our remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under "—Contractual Obligations and Commercial Commitments" above. The remuneration is recognized as income over the period of the transaction. In connection with this transaction, we have provided a guarantee corresponding to a bank deposit of €505.5 million that is equivalent to the net present value of the future lease payments under the contract. We estimate that the risk of the guarantee being called upon is negligible. We have recorded these QTE leases on our balance sheet in accordance with IFRS. See Notes 3(l)(ix), 30 and 40 to our audited consolidated financial statements for more information on our accounting for these transactions.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        During the year ended December 31, 2007, we made capital expenditures and financial investments (investments in other companies) totaling €902.6 million.

        The table below sets out our total capital investments for 2005, 2006 and 2007, including the proportional consolidation of Vivo, in millions of Euros:

	Year Ended December 31,
	2005	2006	2007
	(EUR Millions)
Capital expenditures	823.3	867.7	899.3
Financial investments	18.2	137.9	3.3

Total	841.5	1,005.6	902.6

Capital Expenditures

        During 2007, we made capital expenditures totaling €899.3 million, primarily relating to our mobile businesses in Brazil and Portugal and to the wireline business. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2005, 2006 and 2007, including the proportional consolidation of Vivo, in millions of Euro:

	Year Ended December 31,
	2005	2006	2007
	(EUR Millions)
Wireline(1)	233.1	238.5	292.1
Domestic Mobile(2)	170.2	188.6	182.9
Brazilian Mobile	361.0	386.8	359.9
Other	59.0	53.8	64.4

Total	823.3	867.7	899.3

    (1)
    Includes the capitalization of €43 million related to transponder satellite capacity for the planned direct-to-home (DTH) satellite television offer.

    (2)
    Excludes the commitments under the terms of the UMTS license described above under "—Contractual Obligations and Off-Balance Sheet Arrangements—Contractual Obligations and Commercial Commitments" (€242 million in 2007).

        Capital expenditures reached €899.3 million in 2007, equivalent to 14.6% of total operating revenues and representing an increase of 3.6%. The increase in wireline capital expenditures was primarily due to: (1) network upgrades to provide greater bandwidth, in part related to IPTV services launched in June 2007, (2) the capitalization of transponder satellite capacity for the direct-to-home (DTH) offer and (3) client-related capital expenditures. This increase was partially offset by the decrease in Vivo and TMN capital expenditures. Capital expenditures at Vivo were directed towards to the GSM/

EDGE overlay as well as network coverage and capacity, and those at TMN were directed mostly towards build-up of network capacity and 3G/3.5G coverage. Other capital expenditures include capital expenditures related to consolidated businesses not included in the our primary segments and support companies. In 2007, these other capital expenditures increased to €64.4 million, compared to €53.8 million in 2006, mainly as a result of the consolidation of MTC (Euro 17 million) beginning in September 2006.

        In 2008, we expect to make investments similar in nature (though amounts may vary) to those made in 2007. We generally fund our capital expenditures from our cash flow from operations and from debt financing. See "Item 4—Information on Our Company—Businesses—Brazilian Mobile Business—Capital Expenditures," for additional information regarding Vivo's expected capital expenditures.

        As of December 31, 2007, we had commitments in the ordinary course of business for the purchase of equipment in the amount of approximately €172 million.

Financial Investments

        Investments in financial assets (including goodwill) amounted to €3.3 million in 2007, €137.9 million in 2006 and €18.2 million in 2005. In 2006, financial investments were primarily related to the acquisition of 34% of MTC (€109 million). Set forth below are the primary changes that occurred during the years ended December 31, 2007, 2006 and 2005 to our interests in the companies consolidated in our financial statements.

  •
  On November 7, 2007, we announced the completion of the spin-off of PT Multimédia through a distribution to our shareholders. As a result of the application of withholding tax and the mechanics for paying cash in lieu of fractional shares, we initially retained 25.7 million shares of PT Multimédia, representing 8.3% of its share capital. By November 13, 2007, we had disposed of this interest to buyers who committed to holding those PT Multimédia shares for a six-month period from November 7, 2007. We no longer retain any interest in PT Multimédia.

  •
  On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our current interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. We received €117.0 million for the 22% stake of Africatel, and we recorded a gain of €111.0 million.

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

Share Capital and Share Buyback Program

        Set forth below are the primary changes in share capital that occurred during the years ended December 31, 2007, 2006 and 2005.

  Year Ended December 31, 2007 and Thereafter

  •
  In February 2007, in connection with our response to the tender offer by Sonaecom, we announced a shareholder remuneration package that included of a €2.1 billion share buyback. This share buyback program was approved at the Annual General Meeting of Shareholders on April 27, 2007.

  •
  At the Annual General Meeting of Shareholders on April 27, 2007, our shareholders approved a share capital increase of €79,019,955 through the incorporation of a legal reserve and a subsequent share capital reduction of €440,254,035, for the release of excess capital through the creation of free reserves in the same amount. We completed the share capital increase and the share capital reduction on May 29, 2007. As a result of both transactions, our fully subscribed and paid-in share capital, as of May 29, 2007, amounted to €33,865,695 and was represented by 1,128,856,500 shares with a nominal value of €0.03 each.

  •
  On September 28, 2007, under the terms of the share buyback program, we acquired 103,056,500 of our own shares through the physical exercise of equity swaps. In December 2007, we reduced our share capital by €3,091,695 through the cancellation of these 103,056,500 treasury shares. As a result of these transactions, our fully subscribed and paid share capital as at December 31, 2007 amounted to €30,774,000 and was represented by 1,025,800,000 shares, with a nominal value of €0.03 each.

  •
  On March 20, 2008, under the terms of the share buyback program, we acquired 83,204,823 of our own shares through the physical exercise of equity swaps. On March 24, 2008, we reduced our share capital by €2,496,144.69 through the cancellation of these 83,204,823 treasury shares. As a result of these transactions, our fully subscribed and paid share capital as of March 24, 2008 amounted to €28,277,855.31, represented by 942,595,177 shares with a nominal value of €0.03 each. The cancellation of the treasury shares with the Central de Valores Mobiliários, the clearinghouse of the regulated market Eurolist by Euronext Lisbon, is expected to take effect on April 1, 2008.

  Year Ended December 31, 2006

  •
  At the Annual General Meeting of Shareholders on April 21, 2006, shareholders approved a share capital increase of €338,656,950 and a subsequent share capital reduction of €1,072,413,675. The share capital increase was effected May 11, 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effected on September 11, 2006 through the transfer of that amount to accumulated earnings. Following both these transactions, our fully subscribed and paid-in share capital as at December 31, 2006 amounted to €395,099,775 and was represented by 1,128,856,500 shares with a nominal value of €35 each.

  Year Ended December 31, 2005

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

  •
  A share buyback program was approved by the shareholders in April 2005, providing for the acquisition of up to 3.0% of our share capital. We still hold an equity swap for 20,640,000 of our own shares that was entered into under this share buyback program.

Research and Development

        In 2005, 2006 and 2007, we invested approximately €11.1 million, €4.0 million and €4.8 million, respectively, in research and development. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

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

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2006 and 2007.

	As of December 31,
	2006		2007
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	8,710	61.5%	7,017	53.5%
Brazilian Real	4,867	34.3%	5,466	41.7%
Other	594	4.2%	639	4.9%

Total	14,171	100%	13,122	100.0%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2006 and 2007. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 35 to our audited consolidated financial statements included in this report.

	As of December 31,
	2006		2007
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	5,009	85.8%	5,329	85.7%
Brazilian Real	802	13.7%	878	14.1%
U.S. dollar	21	0.4%	9	0.1%
Other currencies	8	0.1%	1	0.0%

	5,840	100.0%	6,217	100.0%

Exposure to Exchange Rate Risk

        Our Brazilian Real-denominated debt enables us to hedge to a certain extent against exchange rate risk relating to our Brazilian Real-denominated assets. We do not generally use other hedging instruments to hedge our foreign currency-denominated assets. As of December 31, 2007, Vivo's consolidated debt (the great majority of which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 13.8% of our total consolidated indebtedness.

        For more detailed information as at December 31, 2007 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. As of December 31, 2007, our 50% interest in Vivo's net assets amounted to €2,730.8 million at the year end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets.

        Given the substantial investments we have in Brazil, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this "Item 5—Operating and Financial Review and Prospects." In the last three years, the Real has stabilized and even appreciated against the Euro and the U.S. Dollar. By the end of 2007, the exchange rate between the Euro and the Real was R$2.5963= €1.00. Nevertheless, we cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of Portugal Telecom is responsible for its management and affairs. Our officers are either in charge of our various business and administrative departments and report directly to the Board of Directors or are in charge of our subsidiaries.

        The rules governing the composition of the Board of Directors were changed at the General Meeting of Shareholders held on June 22, 2007. Under the new rules, the Board of Directors is composed of 15 to 23 directors, including the Chairman. The directors are elected by a majority of the votes cast at an annual shareholders meeting. In addition, a majority of votes cast by holders of A shares is required to elect one-third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of our share capital, has the right to elect a director to substitute for the director elected by the fewest number of votes. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

        A quorum for a meeting of the Board of Directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the Board of Directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

        The articles of association provide for an Executive Committee of the Board to which the Board of Directors can delegate the management of our affairs and the monitoring of our daily operations. However, the Board of Directors remains responsible for our overall management and operations. The Executive Committee may be comprised of five or seven directors selected by a majority of the Board of Directors. From among the directors elected with the approval of a majority of holders of A shares, at least one or two must be appointed to the Executive Committee (depending on whether the Executive Committee is composed of five or seven directors). The vote of a majority of the members of the Executive Committee is necessary for the taking of an action by the Executive Committee. All members have equal voting rights, and the President has the deciding vote in the event of a tie.

        The articles of association also provide for an audit committee composed of three members of the board of directors. The responsibilities of the audit committee are described below under "—Board Practices."

Board of Directors and the Executive Committee

        Our Board of Directors currently consists of twenty-two directors. The Executive Committee is currently composed of six directors. The names and offices of current members of our Board of Directors, their principal past affiliations and certain other information are set forth below.

        The term of office of the members of the Board of Directors listed below expires on December 31, 2008.

        The following directors are members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Term expires December 31, 2008. Age 64. Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom, SGPS, S.A. since April 2006; Chairman of the Board of Directors of PT Centro Corporativo S.A., since March 2007; Chairman of the Board of Directors of PT Portugal, SGPS S.A., since March 2006; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A., since April 2006; Chairman of the Board of Directors of Africatel Holdings B.V. since 2007; Member of the Strategic Council of Banco Finantia since 2001; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2001 until September 2007; Member of the Board of Directors of Fundação Eugénio

de Almeida since 1992; Chief Executive Officer of Lusomundo Media, SGPS S.A. from 2002 until 2004; Chief Executive Officer of Diário de Notícias from 2002 until 2004; Chief Executive Officer of Jornal de Fundão from 2002 until 2004; Chief Executive Officer of TSF from 2002 until 2004; Chief Executive Officer of Jornal de Notícias from 2002 until 2004; Chief Executive Officer of Açoreana Ocidental from 2002 until 2004; Chief Executive Officer of DN da Madeira from 2002 until 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2001 until 2004; Member of the Board of Directors of Parfil SGPS S.A. from 2001 until 2004; Chairman of the Board of Directors of Margrimar Mármores e Granitos S.A. from 1999 until 2005; Chairman of Marmetal—Mármores e Materiais de Construção S.A. from 1999 until 2005; Member of the Board of Directors of Controljornal SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalística e Editorial S.A. from 1990 until 2001; Member of the Board of Directors of Marcepor—Mármores e Cerâmicas de Portugal S.A. during 1990; Chairman of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Delegate Chairman of Fundação Eugénio de Andrade from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standart Electrica during 1981; Ambassador of Portugal to the O.C.D.E.; and Chief of the Civil House of the President of Portugal from 1976 until 1979.

        Zeinal Abedin Mahomed Bava.    First elected 2000. Term expires December 31, 2008. Age 42. Vice President of the Executive Committee of Portugal Telecom, SGPS, S.A. since April 2006; Chairman of the Board of Directors of PT Comunicações, S.A. since September 2007. Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. since May 2006; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 to September 2007; Chief Executive Officer of PT Multimédia—Serviçõs de Telecomunicações e Multimédia, SGPS S.A. from May 2003 to September 2007; Member of the Board of Directors of PT Centro Corporativo S.A., since March 2006; Member of the Board of Directors of PT Portugal, SGPS S.A. since March 2006; Member of the Board of Directors of PT Rede Fixa, SGPS S.A. since March 2006; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. from December 2005 to May 2006, Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 until October 2007; Chairman of the Board of Directors of PT PRO Serviços de Gestão S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. from December 2002 until October 2007; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. since November 2002; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas S.A. from June 2003 until 2006; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação S.A. from May 2003 until 2005; Member of the Board of Directors of Fundação Portugal Telecom from March 2003 until December 2004; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações S.A. from April 2001 until December 2003; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Executive Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996.

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Term expires December 31, 2008. Age 41. Chief Financial Officer and Executive Director of Portugal Telecom, SGPS, S.A. since April

2006; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since 2007; Member of the Board of Directors of Africatel Holdings B.V. since 2007; Member of the Board of Directors of PT PRO—Serviços Administrativos e de Gestão Partilhados, S.A. since 2003; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from June 2002 until 2006; Member of the Board of Directors of TV Cabo Portugal S.A. from 2002 until 2006; Member of the Board of Directors of Lusomundo Audiovisuais S.A. from 2002 until 2006; Member of the Board of Directors of Lusomundo Cinemas S.A. from 2002 until 2006; Member of the Board of Directors of PT Conteúdos S.A. from 2002 until 2006; Member of the Board of Directors of PT Televisão por Cabo SGPS, S.A. from 2002 until 2006; Member of the Board of Directors of Sport TV from June 2002 until November 2005; Manager of Lusomundo España S.L. from 2003 until 2006; Executive Director of BES Investment, a subsidiary of Banco Espírito Santo Group, one of our major shareholders, from 1998 to 2002; Director of UBS Warburg from 1994 to 1998.

        João Pedro Amadeu Baptista.    First elected 2006. Term expires December 31, 2008. Age 49. Member of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) since 2006; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A. since 2006; Chairman of the Board of Directors of PT Acessos de Internet WI-FI, S.A.; Vice-Chairman of Vivo Participações since 2006; Vice-Chairman of the Board of Directors of Brasilcel, N.V. since 2006; Chief Executive Officer of Africatel Holdings B.V. since 2007; Member of the Board of Directors of Unitel, SARL since 2006; Member of the Audit Committee of the Victoria and Albert Museum in London since 2005; Lead Partner of Booz Allen Hamilton from 2005 to 2006; Global Head of the Technology, Information and Entertainment Industry Group at Marsh & McLennan Companies Inc. from 2004 to 2005; Global Head of the Technology, Information and Entertainment Group and Co-Leader for the United Kingdom of Mercer Management Consulting from 2000 until 2005; Member of the Executive Committee of Mercer Management Consulting from 1997 until 2005.

        António Aleixo Claudino Caria.    First elected 2006. Term expires December 31, 2008. Age 55. Member of the Executive Committee of Portugal Telecom, SGPS, S.A. since April 2006; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since 2006; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A, since 2006; Member of the Board of Directors of Cabo TV Açoreana from 2004 until September 2007; Member of the Board of Directors of TV Cabo Portugal from 2002 until 2006; Managing Director of the Board of TV Cabo Lisboa from 2000 until 2002; CEO of TV Cabo Tejo from 1998 until 2002; Member of the Council of Fundação Cultursintra from 1998 until 2002; Member of the Board of Directors of INESC from 1997 until 2006; Member of the Council of AERSET, Associacão Empresarial da Região de Setubal, from 1999 until 1998; CEO of TV Cabo Sado from 1996 until 1997; Member of the Executive Committee of Portugal Telecom, SGPS, S.A. from 1999 until 1996; Regional Managing Director of Portugal Telecom from 1990 until 1995; Manager of Customer Premise Equipment from 1987 until 1990; Manager of National Network Switching Planning from 1983 until 1987.

        Rui Pedro Oliveira Barroso Soares.    First elected 2006. Term expires December 31, 2008. Age 35. Member of the Executive Committee of Portugal Telecom, SGPS, S.A. since April 2006; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A. since 2006; Vice President of AIP—Associação Industrial Portuguesa since 2006; Member of the Executive Committee of PT Compras—Serviços de Consultoria e Negociação, SA from 2005 to 2006; Consultant to PT Multimédia's Board for Business Intelligence, Quality of Service, Security and Real Estate Management from 2001 to 2004; In the Banque Nationale de Paris/Paribas Executive in Business Intelligence on market and competition analysis from 2000 until 2001; Consultant to the Socialist Group in the European Parliament from 1998 to 2000.

        The following directors are not members of the Executive Committee:

        Franquelim Fernando Garcia Alves.    First elected 2006. Term expires December 31, 2008. Age 53. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of Cinveste Group from 2006 until 2007; Chairman and Chief Executive Officer of IGCP—Instituto de Gestão do Crédito Público from 2004 until 2006; State Secretary Deputy of Economy Minister from 2003 until 2004; Chairman of the Board of Directors of SIMAB—Sociedade Instaladora de Mercados Abastecedores, S.A. since 2002 until 2003; Chief Financial Officer of Lusomundo Group from 2000 until 2002; Member of the Board of Directors of Lusomundo, SGPS S.A., Lusomundo Net, Diário de Notícias, Lusomundo Media, SGPS S.A. and Lusomundo Audiovisuais, SGPS S.A., from 2000 until 2002; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2000 until 2002; Member of the Board of Directors and Chief Financial Officer of Lusomundo, during 1992; Director of Research and Corporate Finance of Socifa & Beta, during 1991; Director of Banco Português do Atlântico, during 1987.

        Fernando Henrique Viana Soares Carneiro.    First elected 2006. Term expires December 31, 2008. Age 58. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Economic Council Member at the Portuguese Embassy in London from 2003 until 2006; Consultant from 2002 until 2003; Chairman of the Board of Directors of Somincor—Sociedade Mineira de Neves—Corvo, S.A. and of EDM, Empresa de Desenvolvimento Mineiro, S.A., from 1998 until 2002; Member of the Board of Directors of BERD, Banco Europeu de Reconstrução e Desenvolvimento, from 1993 until 1998; Member of the Board of Directors of Banco Mundial Group from 1989 until 1993; Economic Council Member at Portuguese Embassy in Washington DC, before 1988; Director of SEDES and of DECO, before 1988.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Term expires December 31, 2008. Age 43. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of several companies; Member of the Remuneration Committee of a bank and Director of the Automóvel Clube de Portugal; devotes his full time to running his personal businesses in Portugal and abroad through Ongoing Strategy Investments, SGPS, S.A.; In 1995, he launched Heidrick & Struggles—Consultores de Gestão, Lda., the Portuguese branch of the multinational consulting firm Heidrick & Struggles; Senior Partner and Managing Partner of Heidrick & Struggles from 1995 until 2006; Senior Manager of Strategy and Change Management at Andersen Consulting (currently Accenture), from 1987 until 1995; also has responsibilities at companies owned by his family; Manager and shareholder of Sociedade do Rosário, SGPS, S.A. from 1987 until 1995.

        Luis Filipe Rolim de Azevedo Coutinho.    First elected 2006. Term expires December 31, 2008. Age 47. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Statutory Audit Board of Fundação EDP, since 2005; Member of Board of Directors and member of Audit Committee of EDP—Energias de Portugal S.A., from May 2003 until 2006; Consultant of Abrantina Group from 2000 until 2007; Director of AMEC—Associação Música Educação e Cultura, from 2003 until 2005; Consultant at Câmara Municipal de Lisboa from 2002 until 2003; Member of the Board of Directors of Valora—Serviços de Apoio à Emissão Monetária, S.A. from 1999 until 2002; Consultant of Banco de Portugal from 1998 until 1999 and from 1995 until 1996; Consultant of Fundação Calouste Gulbenkian from 1996 until 2000; Consultant of Finance State Secretary during 1994; Consultant of V.II/B.T.A Group from 1990 until 1993; Consultant of I.P.E. from 1989 until 1990.

        João Manuel de Mello Franco.    First elected 1997. Term expires December 31, 2008. Age 61. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; President of Audit Committee of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. from 2002 until 2006; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of José de Mello Residências e Servigos from 2001 until 2004; Chairman of the Board of Directors of Impólis (SGFII) from 2001 until

2004; Chairman of the Board of Directors of Engimais from 2001 until 2004; Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 until 2005; Member of the Superior Board of Portugal Telecom, SGPS, S.A. from 1996 until 1997; Chairman of the Board of Directors of Soponata Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; CEO and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN—Comunicações Nacionais S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP Telefones de Lisboa e Porto S.A. from 1989 until 1994; Director of TDC—Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Term expires December 31, 2008. Age 41. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Member of the Board of Directors of Companhia de Seguros Tranquilidade—Vida, S.A. since 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Member of the Board of Directors of Banco Espírito Santo, S.A. since 2000; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A. since 2000; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A. since 1999; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant of Roland Berger & Partner from 1992 until 1993; Consultant to Roland Berger & Partner from 1989 until 1992.

        Gerald Stephen McGowan.    First elected 2003. Term expires December 31, 2008. Age 61. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of the Virginia Center for Innovative Technology from 2004 until 2007; Ambassador of the United States to Portugal from 1998 until 2001; Member of the Board of Directors of the Overseas Private Investment Corporation from 1996 until 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of the Cellular Telecommunications Industry Association from 1992 until 1994.

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Term expires December 31, 2008. Age 46. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of Companhia de Seguros Tranquilidade—Vida, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Banco Espírito Santo (International) Limited: Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of Directors of Espírito Santo Overseas Limited; Member of the Board of Directors of BES Finance Limited; Member of the Board of Directors of MTS Portugal—Sociedade Gestora do Mercado Especial de Dívida Pública—SGMR, S.A.; Member of Disciplinary Comité of ISMA (International Securities Markets Association); Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from 1991 until 1992; Member of the Board of Directors of ESER from 1992 until 1995.

        Francisco Teixeira Pereira Soares.    First elected 2006. Term expires December 31, 2008. Age 58. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; President of the Environment Commission of CEEP, Brussels, since 2000; Consultant of Civil House of the President of the Republic from 2001 until 2006; Chief Executive Officer of API Capital, Sociedade de Capital de Risco, S.A.,

from January 2003 until October 2004; Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A., from May 2004 until January 2005; Member of the Board of Directors of NAER—Novo Aeroporto, S.A. from 2001 until 2002; Member of the Board of Directors and Chief Executive Officer of I.P.E.—Tecnologias de Informação, SGPS S.A. from 2000 until 2001; Member of the Board of Directors and Member of Executive Committee of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital Sociedade de Capital de Risco, S.A. from 1996 until 2000; Member of the Management of AMBELIS—Agência para a Modernização Económica de Lisboa, S.A., from 1994 until 1996; Consultant at several companies and Consultant at NBIA (National Business Incubation Association, USA), RBN (European Business Network, Brussels), from 1994 until 1996; Chairman of the Board of Directors of AITEC—Tecnologias de Informação, S.A. from 1987 until 1994; Member of the Direction from 1987 until 1993 and Member of General Council during 1994 of UNINOVA, Instituto de Novas Tecnologias; Member of the Direction of ICTM, Instituto de Ciência e Tecnologia de Materiais from 1987 until 1992; Consultant of the Board of Directors of I.P.E, S.A. from 1987 until 1992; Consultant of IPE, Investimentos e Participações Empresariais, S.A. from 1984 until 1986; Main Assessor of Ministry of the Industry from 1982 until 1986; Director of Ministry of Industry from 1977 until 1981; Chief of Cabinet of the Minister of the Industry and Technology during 1975; Superior technician of the Ministry of the Industry from 1972 until 1977.

        Jorge Humberto Correia Tomé.    First elected 2002. Term expires December 31, 2008. Age 53. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chief Executive Officer of Caixa—Banco de Investimento, S.A. since 2001; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE since 2002; Member of the Board of Directors of Caixa—Banco de Investimento, S.A. since 2001; Member of the Board of Directors of Caixa Gestão de Patrimónios from 2001 until 2005; Member of the Board of Directors of Insurance Companies of BANIF Group: Açoreana, O Trabalho, O Trabalho Vida and Pension Fund Companies from 1996 until 2001; Partner of Coopers & Lybrand from 1995 until 1996; Manager of International Division of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor, S.A. from 1994 until 1995; Member of the Board of Directors of SULPEDIP, S.A. (currently PME Investimentos, S.A.) from 1989 until 1994; Junior Manager and Principal Manager of Capital Market Division of Banco Pinto & Sotto Mayor, S.A. from 1986 until 1989; Senior Auditor with Coopers & Lybrand Lda. from 1980 until 1983; Junior Economist in IAPMEI (Institute for Small and Medium Companies and Investment) from 1979 until 1980.

        Thomaz de Mello Paes de Vasconcellos.    First elected 2003. Term expires December 31, 2008. Age 50. Member of the Board of Directors of Portugal Telecom, SGPS S.A; Member of the Audit Committee of Portugal Telecom, SGPS, S.A. since 2003; Managing Partner of TPV—Consultoria e Gestão, Lda. since 1999; General Manager and Member of the Board of Directors of Vendal, ALD, Sfac, Unirent from 1988 until 1998; Controller of Hubbard Group from 1987 until 1988; Chartered Accountant no. 561 since 1985; Senior Manager of Arthur Andersen & Co., from 1980 until 1987.

        Rafael Luís Mora Funes.    First elected 2007. Term expires December 31, 2008. Age 42. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A.; Member of the Compensation Committee of Impresa Group; Member of the Sustainability and Governance Committee of Millennium BCP Group; Member of the Compensation Committee of Banco Privado Português; Member of the Supervisory Board of the Business School of INDEG—ISCTE; Member of the Board of Directors of the Automóvel Clube de Portugal; In 1995 launched with Nuno Rocha dos Santos de Almeida e Vasconcellos the Portuguese branch of the multinational Heidrick & Struggles; Managing Partner of the Portuguese branch of Heidrick & Struggles since 1995.

        José Guilherme Xavier de Basto.    First elected 2007. Term expires December 31, 2008. Age 69. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Member of the Audit Committee

of Portugal Telecom, SGPS S.A. since June 2007; Member of the Centre of Studies of the Chamber of Chartered Accountants since 2003; Member of the Portuguese Privatizations Monitoring Board since December 1988; Lecturer at the Faculty of Law of the University of Coimbra until 2005; Lecturer at the Faculty of Economics of the University of Coimbra until 2004; Appointed as Member of the Board for the Development of the Portuguese Tax Reform in 1994; Member of the Committee drafting Portuguese legislation that implemented the European Directives on the VAT transitional period in the internal market in 1993; Member of the VAT Administration Service in 1992; Member of the Portuguese Tax Reform Board from 1984 until 1988; Appointed as President of the Portuguese VAT Commission in May 1980.

        Francisco Manuel Marques Bandeira.    First elected 2007. Term expires December 31, 2008. Age 50. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Executive Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. since January 2008; Chairman of the Board of Directors of Banco Caixa Geral since January 2008; Chairman of the Board of Directors of Caixa Geral de Aposentações, I.P. since January 2008; Non-Executive Member of the Board of Directors of Pestana Pousadas Group since 2007; Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. since 2006; Non-Executive Member of the Board of Directors of AdP—Águas de Portugal, SGPS, S.A. since 2006; Non-Executive Member of the Board of Directors of Visabeira, SGPS, S.A. since 2006; Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, S.A. from 2006 until 2008; Non-Executive Member of the Board of Directors of RAVE from 2001 until 2002; Non-Executive Member of the Board of Directors of FIEP form 1997 until 2001; Vice-Chairman of Member of the Board of Directors of ICEP from 1996 until 2000; Member of the EXPO 98 e do Pavilhão de Portugal Commissary from 1996 until 1999; Associate Manager, Adjunct-Manager and Coordinator Manager of Banco de Fomento e Exterior from 1988 until 1996; Assessor of the Região Centro Committee in PIDR of Baixo Mondego from 1986 until 1988; Manager of IFADAP from 1981 until 1986.

        José Maria Álvarez-Pallette López.    First elected 2007. Term expires December 31, 2008. Age 44. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chairman and Chief Executive Officer of Telefónica Internacional since July 2002; He is currently a member of the following Boards of Directors: Telefónica Datacorp, Telefónica de España, Telefónica Internacional, Telefónica Móviles España, Telefónica de Argentina, Telecomunicaçoes de Sao Paulo(Telesp), Compañía de Telecomunicaciones de Chile, Telefónica Internacional Chile, Telefónica Mundo, Telefónica Móviles México, Telefónica del Perú, Colombia Telecom, China Netcom, Telefónica O2 Europe y Chairman of Brasilcel, N.V. Supervisory Board He has been Chairman of Antares, Fonditel, Telfisa and Telefónica North América; Vicechairman of T.Perú; a Member of the Board of Directors of Cemex Singapur, Admira Media, Inmobiliaria Telefónica, TPI, Telefónica Móviles, Telefónica Holding Argentina, Telefónica Larga Distancia de Puerto Rico and member of the Supervisory Board of Cesky Telecom.

        Santiago Fernández Valbuena.    First elected 2007. Term expires December 31, 2008. Age 50. Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chief Financial Officer of Telefónica, S.A. since 2002; Chairman of Fonditel since 2002; Chief Executive Officer of Fonditel (Pension Fund Management Company) from 1997 until 2002; Managing Director of Société Générale Equities Spain from 1994 until 1996; Head of Equity Sales and Research of Beta Capital from 1992 until 1994; Chief Economist and Head of Research of Beta Capital from 1989 until 1992.

  Expected Appointment of New Chief Executive Officer

        On September 21, 2007, our chief executive officer announced that he will propose to the Board of Directors, following the Annual General Meeting of Shareholders to be held on March 28, 2008, the appointment of Zeinal Bava (currently the Vice President of our Executive Committee) as our new chief executive officer. Mr. Henrique Granadeiro is expected to continue to be the chairman of our Board of Directors.

Executive Officers

        In addition to our Executive Committee, we have 15 officers who are in charge of our various businesses and administrative departments and report directly to the Board of Directors or who are in charge of our subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 59. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais-Consultoria Internacional S.A. since 2004; Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS, S.A.) since 2000; Non-executive Member of the Board of Directors of CST-Compannia Santomense de Telecomunicações, SARL since 1999; Manager of Image and Communication Department of Portugal Telecom group from 1999 to 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 to 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 to 2005; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 to 1999; Secretary of State of Portuguese Communities from 1992 to 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 to 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 to 1982.

        Francisco José Meira Silva Nunes.    Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom. Appointed 2003. Age 44. Board Member of PT Comunicacões, S.A. since September 2007. Board Member of PT Multimédia from April 2006 to September 2007. Member of the Board of Directors of Previsão-Sociedade Gestora de Fundos de Pensões, S.A. since 2003; Member of the Board of Directors of PT PRO, S.A. since 2003 and Member of its Executive Committee since 2004; Member of the Board of Directors of PT Compras-Serviços de Consultoria e Negociação, S.A. since 2003; Partner of Audit and Business Advisory Services of Andersen from 1999 to 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 to 1999.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom. Appointed 2001. Age 40. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consuloria Internacional since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2004. Age 34. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 to 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 to 1999.

        Idalina Maria Furtado Vilela.    Manager of Planning and Control Department of Portugal Telecom. Appointed in 2007. Age 48. Manager of Revenue Assurance of Vivo from 2005 to 2007. Manager of Control of Vivo from 2002 to 2005. Manager of Planning and Control of Telesp Celular S.A. from 2001 to 2002. Manager of Planning and Control of PT Prime from 2000 to 2001. Senior Economist of the Holdings Department of Portugal Telecom from 1994 to 2000.

        Marta Maria Dias Quintas Neves.    Head of Economic and Regulatory Coordination of PT Comunicações, S.A. Appointed 2008. Age 35. Head of the Corporate Law Department of PT Multimédia, SGPS, S.A. from 2006 to 2007; Deputy of the Minister of Economic Activities and Labour from 2004 to 2005; Deputy of the Secretary of State Assistant of the Ministry of Economy from 2003 to 2004; Head of the Corporate Law Department of PT Multimédia, SGPS, S.A. at 2002; Head of the Law Department of Lusomundo SGPS, S.A. from 2002 to 2003; Head of the Law Department of Lusomundo Audiovisuais, S.A. from 2000 to 2002; Legal Advisor of the Law Department of Lusomundo Audiovisuais, S.A. from 1999 until 2000; Lawyer at Fernando de Souza de Brito—Lawyers Office from 1995 to 1999.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Age 43. Head of European Community Affairs of ANACOM—Autoridade Nacional de Comunicações from 2003 to 2004; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from 2000 to 2003; Member of the Regulatory Department of Portugal Telecom, SGPS, S.A. from 1998 to 1999; Seconded National Expert in the European Commission-DG Enterprise and DG Information Society from 1995 to 1998; Internal Legal Adviser of the Board of Directors of CN-Comunicações Nacionais, SGPS, S.A. from 1993 to 1995.

        Ana João de Castro Dias Vieira Figueiredo.    Manager of the Internal Audit Department of Portugal Telecom. Appointed 2008. Age 33. Senior Manager of the Internal Audit Department of Portugal Telecom, SGPS from 2004 to 2007; Supervisor of Business Risk Services Practice of Ernst & Young from 2001 to 2003.

        Abilio Cesário Lopes Martins.    Manager of the Communication Department of Portugal Telecom. Appointed 2003. Age 35. Board Member of PT Comunicações, S.A. since 2007. Head of Corporate Communication of Portugal Telecom from 2002 to 2003; Media Relations Advisor for Portugal Telecom's Chief Executive Officer and Head of Corporate Communication for PT Brasil from 2000 to 2002.

        João Pedro Corrêa de Azevedo Guimarães.    Manager of the Human Resources Department of Portugal Telecom. Appointed 2007. Age 40. Head of the Office of the CEO of Portugal Telecom, SGPS, SA, since 2006; Board of Directors of Global Notícias, SA, from 2004 to 2005; Secretary-General and Company Secretary of Lusomundo Media, SGPS, SA, from 2003 to 2005; Member of the Regulatory Department of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., in 2003; Member of the Regulatory Department of Portugal Telecom, SGPS, SA, from 2002 to 2003; Adviser to the Member of the Portuguese government responsible for telecom and post, from 1999 to 2002; Member of the Regulatory Department of ICP/ANACOM in 1999.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Investimentos Internacionais, S.A., Vivo, PT Sistemas de Informação S.A., PT Inovação S.A., PT PRO, S.A. and PT Compras, S.A., are set forth below:

        Zeinal Abedin Mahomed Bava.    Chairman of the Board of Directors of PT Comunicações, S.A. and TMN—Telecomunicações Móveis Nacionais, S.A. See "—Board of Directors and the Executive Committee."

        João Pedro Amadeu Baptista.    Chief Executive Officer of PT Investimentos Internacionais, S.A. and Africatel Holdings B.V. See "—Board of Directors and the Executive Committee."

        Roberto Oliveira de Lima.    Chief Executive Officer of Vivo Participações S.A., Vivo S.A. and TCO-IP S.A. and formerly of Tele Centro Oeste Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre

Celular S.A., Teleron Celular S.A. and Norte Brasil Telecom S.A.; a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005; Chief Executive Officer of Tele Sudeste Celular Participações, Tele Leste Celular Participações and Celular CRT Participações until February 2006; Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A.

        Pedro Manuel Brandão Rodrigues.    Chief Executive Officer of PT Compras, S.A. Appointed 2006. Age 56. Member of Supervisory Board of Brasilcel NV since 2003; Member of the Board of Directors and of the Executive Committee of TMN-Telecomunicações Móveis Nacionais, S.A. from 2003 to 2006; Member of the Board of Directors of PT Móveis, S.G.P.S., S.A. from 2000 to 2003; Member of the Board of Directors of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A.; Member of the Board of Directors of Meditelecom from 2000 to 2004; Member of the Board of Directors of Mascom Wireless from 2002 to 2003; elected to the Portuguese Parliament for Lisbon in the General Election of March 2002 and a member of the Portuguese National Educational Council elected by Parliament from 2000 to 2005; member of the Board of Directors and of the Executive Committee of Banco Mello and Banco Mello de Investimentos from 1993 to 2000; appointed in 2002 a member of the Committee for the Definition of the Television Public Service; Chief Executive Officer of Promindústria SA from 1987 to 1993; Manager Product and Business Development of Alusuisse-Lonza in Zurich from 1980 to 1987.

        Alcino José Rito Lavrador.    Chief Executive Officer of PT Inovação, S.A. Appointed 2008. Age 46. Software engineer at CET from 1985 to 1988; Member of the SS7/ISDN Protocols National Specification Experts Group from 1989 to 1992; Chief of Signalling department at CET, implementing signaling protocols for digital switches and Intelligent Networks, from 1992 to 1997; Chief of Intelligent Networks Services Development department at CET from 1998 to 2001; Director for Systems Integration at PT Inovação from 2002 to 2003; Executive Director at PT Inovação Brazil in Sao Paulo, Brazil, from 2003 to 2006; Member of PT Inovação's Executive Board from July 2006 to February 2008.

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

        Carlos António Alves Duarte.    Chairman and Chief Executive Officer of PT Sistemas de Informação, S.A. Appointed: 2006. Age 47. Member of the Board of Directors of TMN-Telecomunicações Móveis Nacionais, S.A. and of PT Portugal, SGPS S.A. since March 2008; Member of the Board of Directors of PT Comunicações, S.A., PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. and PT Acessos de Internet WiFi, S.A. since 2004; Chairman of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. since 2007 and Member of the Board of Directors of this same company since 2006; Member of the Board of Directors of Banco Best since 2006; Vice-President of Caixanet, S.A. since 2003;Chief Executive Officer of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas S.A. from 2003 to March 2008; Vice-President of Entigere from 2005 to October 2007; Chief Executive Officer of ONI Telecom, S.A., ONI Solutions, S.A. and Brisatel, S.A. from 2000 to 2003; Chairman of EDS Ibéria in 2000; Member of the Board Of Directors of EDS Ibéria from 1996 to 1999.Chairman of the Board of Directors of Rigorsoft and Member of the Board of Directors of Compensa from 1986 to 1996.

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

        In the year ended December 31, 2007, we paid aggregate compensation of €14.5 million to our directors (including members of our Executive Committee). Of the total amount of compensation paid to directors in 2007 includes: (1) €5.3 in fixed compensation, (2) €3.7 million in variable compensation based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group and (3) €5.5 million in other payments to board members, namely indemnities (approximately €0.5 million), termination payments, extraordinary bonuses approved by the Compensation Committee and hiring bonuses. The table below sets forth the compensation for our directors for 2007 and 2006.

	2007			2006
		Variable			Variable
	Fixed	Performance Plan	Other	Fixed	Performance Plan	Other
Executive board members	4.0	3.7	5.5	4.7	3.8	9.7
Non-executive board members	1.3	—	—	1.6	0.3	1.0

	5.3	3.7	5.5	6.3	4.1	10.7

        In 2007, fixed compensation of key employees of the Portugal Telecom group management amounted to €2.8 million, and variable compensation amounted to €2.5 million.

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. The members of the Compensation Committee are Álvaro João Duarte Pinto Correia, João de Mello Franco and Francisco Adelino Gusmão Esteves de Carvalho. The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers.

        The fixed and variable compensation of the Portugal Telecom Group officers is determined for each Group operating company by four officers of Portugal Telecom and its human resources officer.

        For fixed compensation, the Compensation Committee and the officers who set compensation for Group operating companies have internal procedures that take into account each officer's functions and the companies where those functions are performed, as well as a benchmark based on similar companies done. Variable compensation is determined by the Compensation Committee based on the operating companies' results of Portugal Telecom or the Group operating companies, as the case may be, taking into account both quantitative indicators, including both operational factors (such as ARPU, churn and net additions) and financial factors (such as EBITDA, capital expenditures and operating expenses), and qualitative indicators (such as management and leadership). These indicators are weighted as a whole in light of the functions performed by the officer and the importance of the officer's position and of the operating company within the Portugal Telecom Group.

        In addition to the compensation described above, Executive Committee members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, pursuant to an internal policy for the Portugal Telecom Group.

        Four of our directors and executive officers also participate in the PT Comunicações pension plan or related plans on the same basis as other employees or former employees who participate in the plan.

For these four directors and executive officers, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these directors and officers as of December 31, 2007 was €3 million. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

        The Chairman of our Board of Directors and certain members of our Executive Committee are parties to contracts that entitle them to receive the equivalent of between one and two years' salary (and, in some cases, variable compensation) if they are not reelected to those offices, the most recent of which was signed in April 2006. In return, those parties agree not to compete with the Company for a specified period following the time they cease to hold office with the Company. In addition, if the Company terminates any such person without cause, the person has the right to receive the salary (and, in some cases, variable compensation) that he would have received if he had completed his three-year term.

Board Practices

        At the General Meeting of Shareholders held on June 22, 2007, changes were made to our bylaws in order to adapt our corporate governance structure to the new legal framework established by Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. At this meeting, the shareholders approved the adoption of the "Anglo-Saxon" model described in "Item 10—Additional Information—Corporate Governance." Under this model, the audit committee and the statutory chartered accountant are our corporate supervisory bodies.

        João Manuel de Mello Franco, Thomaz de Mello Paes de Vasconcellos and José Guilherme Xavier de Basto are the members of our audit committee responsible for the oversight of our management.

        The statutory chartered accountant, who is not a member of the audit committee, as required by Decree-Law 76-A/2006 dated March 29, 2006, is responsible for examining our accounts. At the above-mentioned General Meeting of Shareholders, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, was elected as our statutory chartered accountant, and Ascensão, Gomes, Cruz & Associados SROC, represented by Mário João de Matos Gomes, was elected as the substitute statutory chartered accountant.

        We are required by our articles of association and Portuguese law to maintain an audit committee consisting of three non-executive board members. In addition to the authority established in Portuguese laws, the audit committee has specific authority granted by our articles of association, including the powers listed in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards—Composition of Board of Directors and Independence; Meetings of Non-Management Directors; Committees."

        The audit committee schedules its meetings at least once every two months of each financial year at the time and place determined by its Chairman, and additional meetings may be convened by the Chairman or at request of the majority of its members. The audit committee may not meet without the attendance of the majority of its members, provided that the Chairman may, in cases of recognized urgency or justified impossibility, permit a meeting without the attendance of a majority if a majority is assured by vote by correspondence or by proxy (provided, however, that each member does not act on behalf of more than one audit committee member). The resolutions of the audit committee are adopted by the majority of votes cast and its Chairman has a deciding vote.

        In our annual budget, we provide the financial resources required for the audit committee to pay the compensation of the independent auditor and of any advisors of the audit committee and to cover the expenses required for the audit committee to perform its powers and duties.

        We have a Compensation Committee, which is described under "—Compensation" above. In addition, see "—Compensation" for information about contracts to which certain of our directors are party.

Employees

        We had a total of 10,338 employees in our domestic businesses on December 31, 2007, 12,666 employees on December 31, 2006 and 13,101 on December 31, 2005.

        The table below sets forth the breakdown in the total number of our employees in the years 2005 through 2007. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2005	2006	2007
Wireline	7,682	7,181	6,354
TMN	1,184	1,140	1,144
Vivo(1)	3,042	2,948	2,800
Other Businesses(2)	19,094	19,413	18,340
Discontinued Operation—PT Multimédia(3)	1,388	1,376	—
Total(3)	32,390	32,058	28,638

    (1)
    The number of employees corresponds to 50% of the employees of Vivo.

    (2)
    The increase in 2006 resulted primarily from the acquisition of MTC in that period, which at December 31, 2006 had 322 employees. The reduction in 2007 is primarily related to our call center operations in Brazil (Mobitel), which had 14,145 employees at December 31, 2007, 15,107 employees at December 31, 2006 and 15,232 employees at December 31, 2005.

    (3)
    Of this total, we employed 13,101, 12,666 and 10,338, respectively, as of December 31, 2005, 2006 and 2007 in our domestic businesses and 19,289, 19,392 and 18,300 respectively, as of December 31, 2005 and 2006 in our international businesses.

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        The net reduction in the number of our employees since 2001 in the wireline business has resulted primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. We reduced our fixed line telephone service workforce by 1,004 employees in 2007. The total cost of these reductions during 2007 was approximately €289 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits."

Share Ownership and Share Option Plans

        There are no share option plans currently in place.

        As of March 25, 2008, our directors as a group directly owned 92,449 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 942,595,177 ordinary shares outstanding following our share capital reduction on March 24, 2008. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of March 25, 2008
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava(1)	63,236	*
Rodrigo Jorge de Araújo Costa	—	—
Luís Miguel da Fonseca Pacheco de Melo	45	*
João Pedro Amadeu Baptista	—	—
António Aleixo Claudino Caria	486	*
Rui Pedro Oliveria Barroso Soares	50	*
Joaquim Aníbal Brito Freixial de Goes(2)	79,927,248	8.48%
Jorge Humberto Correia Tomé(3)	65,341,768	6.93%
João Manuel de Mello Franco(1)	13,308	*
Gerald S. McGowan	—	—
Thomaz de Mello Paes de Vasconcellos	—	—
Franquelim Fernando Garcia Alves(4)	7,000,000	0.7%
Fernando Henrique Viana Soares Carneiro	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(5)	60,414,859	6.41%
Luís Felipe Rolim de Azevedo Coutinho	—	—
Amílcar Carlos Ferreria de Morais Pires(6)	79,926,957	8.48%
Francisco Teixeira Pereira Soares	—	—
Rafael Luis Mora Funes(1)(7)	60,405,470	6.41%
José Guilherme Xavier de Basto	—	—
Francisco Manuel Marques Bandeira(8)	65,341,768	6.93%
José Maria Álvarez-Pallette López(9)	93,915,744	9.96%
Santiago Fernández Valbuena(10)	93,915,744	9.96%

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 79,924,811 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. Mr. Freixial de Goes is a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(3)
Includes 65,341,768 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Jorge Humberto Tomé. Mr. Tomé is the Chief Executive Officer of Caixa Banco de Investimento, a 99.7%-owned subsidiary of Caixa Geral de Depósitos. Mr. Tomé disclaims beneficial ownership of the shares held by Caixa Banco Geral de Depósitos and its affiliates.

(4)
These shares are owned by Cinveste, SGPS, S.A., for which Mr. Franquelim Garcia Alves acts as a director and an executive officer, and may be deemed to be beneficially owned by Mr. Garcia Alves. Mr. Garcia Alves disclaims beneficial ownership of the shares held by Cinveste, SGPS, S.A.

(5)
Includes (1) 9,890 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and (2) 60,404,969 shares held by Ongoing Strategy Investments—SGPS, S.A., for which Mr. Nuno de Almeida e Vasconcellos acts as a Chairman of the Board of Directors and which is 99.99%

  owned by members of his family, and Insight Strategic Investments—SGPS, S.A., a company 99.99%-owned by Ongoing Strategy Investments—SGPS, S.A.

(6)
Includes (1) 2,146 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 79,924,811 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(7)
Includes (1) 501 shares held directly by the spouse of Mr. Rafael Luis Mora Funes and (2) 60,404,969 shares held by Ongoing Strategy Investments—SGPS, S.A., for which Mr. Rafael Luis Mora Funes acts as a member of the Board of Directors. Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by Ongoing Strategy Investments—SGPS, S.A.

(8)
Includes 65,341,768 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Francisco Manuel Marques Bandeira. Mr. Bandeira was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Executive Vice President of Caixa Geral de Depósitos. Mr. Bandeira disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos and its affiliates.

(9)
Includes (1) 100 shares held directly by Mr. José Maria Álvarez-Pallette López and (2) 93,915,644 shares held by Telefónica, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. José Maria Álvarez-Pallette López. Mr. Álvarez-Pallette López was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Chairman and CEO of Telefónica Internacional, a subsidiary of Telefónica, S.A. Mr. Álvarez-Pallette López disclaims beneficial ownership of the shares held by Telefónica, S.A. and its affiliates.

(10)
Includes (1) 100 shares held directly by Mr. Santiago Fernández Valbuena and (2) 93,915,644 shares held by Telefónica, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. Santiago Fernández Valbuena. Mr. Fernández Valbuena was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is a member of the board of directors of Telefónica de España, a subsidiary of Telefónica, S.A. Mr. Fernández Valbuena disclaims beneficial ownership of the shares held by Telefónica, S.A. and its affiliates.

        None of our other executive officers holds more than one percent of our ordinary shares.

        In 2005, our executive officers and those of our directors who are employees of Portugal Telecom were given the chance, like all eligible employees of Portugal Telecom, to acquire 40 shares of Portugal Telecom, subject to the same terms and conditions applicable to all employees. Eligible employees who could prove that they had kept the shares similarly allotted to them in 2003 and 2004 had the right to acquire a premium of five additional shares for each such year. During 2006 and 2007, we did not adopt any share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder which owns 2% or more of our share capital based on the most recent information received from our shareholders as of March 25, 2008 (based on 942,595,177 ordinary shares outstanding following our share capital reduction on March 24, 2008).

	Amount Owned as of March 25, 2008(1)	Percent of Class
Brandes Investments Partners L.P.(2)	63,379,535 ordinary shares 35,563,682 ADSs	6.72 3.77	% %
Telefónica(3)	93,915,644 ordinary shares	9.96%
Banco Espírito Santo Group (BES)(4)	79,924,811 ordinary shares	8.48%
Caixa Geral de Depósitos Group(5)	65,341,768 ordinary shares	6.93%
Ongoing Strategy Investments—SGPS, S.A.(6)	60,404,969 ordinary shares	6.41%
Telefónos de México, S.A. de C.V. (Telmex)(7)	38,460,000 ordinary shares	4.08%
Fidelity Group(8)	23,592,185 ordinary shares	2.50%
Barclays Group(9)	23,216,664 ordinary shares	2.46%
Visabeira Group(10)	22,667,473 ordinary shares	2.40%
Deutsche Bank(11)	21,320,328 ordinary shares	2.26%
Credit Suisse(12)	21,199,067 ordinary shares	2.25%

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

(2)
A U.S. registered investment adviser holding shares through its investment management clients. Each of Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby may be deemed to be beneficial owners of these shares.

(3)
Includes 80,591,894 ordinary shares held by Telefónica, S.A., 7,994,250 ordinary shares held by Telesp, S.A. and 5,329,500 ordinary shares held by Alianca Atlântica Holding B.V., all entities controlled, indirectly or directly, by Telefónica, S.A.

(4)
Includes 51,598,328 ordinary shares held by Banco Espírito Santo, S.A., 16,580,829 ordinary shares held by holders of voting rights with whom BES has entered into a voting agreement, 11,676,001 ordinary shares held by BES Pension Fund, 65,435 ordinary shares held by members of the management and supervisory boards of BES and 4,218 ordinary shares held by companies in a control or group relationship with BES.

(5)
Includes 55,251,151 ordinary shares held by Caixa Geral de Depósitos, S.A. and 10,090,617 ordinary shares held collectively by its subsidiaries Companhia de Seguros Fidelidade-Mundial, S.A., Império Bonança—Companhia de Seguros, S.A. and CGD Pensões—Sociedade Gestora de Fundos de Pensões, S.A.

(6)
Includes 22,600,000 ordinary shares held by Ongoing Strategy Investments—SGPS, S.A. and 37,804,969 ordinary shares held by Insight Strategy Investments—SGPS, S.A., a 99.99%-owned subsidiary of Ongoing Strategy Investments—SGPS, S.A.

(7)
Includes 20,650,000 ordinary shares held by Controladora de Servicios de Telecomunicaciones, S.A. de C.V. and 17,810,000 ordinary shares held by Banco Inbursa, S.A. Fideicomisso Fondo de Pensiones de Telmex, Trust No. F/0008, entities with whom Telmex is in a dominant or group relationship.

(8)
Includes 23,592,185 ordinary shares held by FMR Corp. and Fidelity International Limited through their mutual funds and subsidiaries.

(9)
Holdings attributed to Barclays PLC and its subsidiaries (the "Barclays Group") include 22,660,818 ordinary shares held by Barclays Capital Securities Ltd, 311,723 ordinary shares held by Barclays Fundos, 178,941 ordinary shares held by Barclays Life Assurance Co Ltd and 65,182 ordinary shares held by Barclays Capital Inc.

(10)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A. ("Visabeira Group") and 11,144,260 ordinary shares held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group.

(11)
Includes 17,233,727 ordinary shares held directly by Deutsche Bank AG ("Deutsche Bank") and 13,627 ordinary shares held by Deutsche Bank Trust Company Americas, 27,147 ordinary shares held by Deutsche Bank Asset Management Investmentgesellschaft mbH, 345 ordinary shares held by Deutsche Asset Management (Japan) Limited, 78,931 ordinary shares held by Deutsche Investment Management Americas Inc, 3,787,511 ordinary shares held by DWS Investment GmbH, 24,723 ordinary shares held by DWS (Austria) Investmentgesellschaft mbH, 143,317 ordinary shares by DWS Investments (Spain) S.G.I.I.C., S.A. and 11,000 ordinary shares held by Tilney Investment Management, all entities in a control or group relationship with Deutsche Bank.

(12)
Includes 20,445,380 ordinary shares held by Credit Suisse Securities (Europe) Limited, 749,302 ordinary shares held by Credit Suisse Securities (USA) LLC and 4,385 ordinary shares held by Credit Suisse International, all companies controlled by the Credit Suisse Group.

        Our major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders.

        The Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of our A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,276,744 of our ordinary shares. These A shares and ordinary shares together represent 2.26% of our share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment when taking actions as a shareholder of our company.

        So long as the Portuguese government holds a majority of our A shares, it has the right, under our articles of association, to veto a number of important actions, including, among other things, the declaration of dividends in excess of 40% of distributable net income in any year and capital increases and other amendments to the articles of association. In addition, so long as the Portuguese government holds a majority of our A shares, its vote will be required to elect one-third of the directors, including the chairman of the Board of Directors. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management." The Portuguese government has stated that it will allow us the independence necessary for the development of our company in a competitive market.

        Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica." On April 22, 2004 and April 23, 2004, Telefónica acquired 37,128,112 and

5,063,480 of our shares, respectively, in the open market. As a result of these acquisitions, Telefónica increased its ownership interest in our ordinary share capital from 4.8% to 8.2%. After these transactions, Telefónica acquired an additional 10,629,271 of our shares, and Telefónica's ownership interest increased further as a result of our share capital reduction on December 28, 2004. On December 18, 2007, Telefónica sold 18,558,181 of our ordinary shares. As a result, and as of March 2008, Telefónica holds 93,915,644 of our ordinary shares, representing 9.96% of our share capital. António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, was a non-executive member of our Board of Directors until his resignation, which was announced on January 31, 2008. On February 12, 2008, José Maria Álvarez-Pallette López, Chairman and CEO of Telefónica Internacional, and Santiago Fernández Valbuena, member of the Board of Directors of Telefónica de España, were appointed as non-executive members of our Board of Directors. Telefónica is our joint venture partner in Vivo. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica."

        As of March 2008, Banco Espírito Santo Group, or BES, held, directly and indirectly, 8.48% of our issued voting ordinary shares. Joaquim Aníbal Freixial de Goes, member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of March 2008, Caixa Geral de Depósitos Group, or Caixa, held, directly and indirectly, 6.93% of our issued voting ordinary shares. Armando António Martins Vara, a member of the Board of Directors of Caixa, was a non-executive member of our Board of Directors until his resignation, which was announced on January 18, 2008. Jorge Humberto Correia Tomé, a member of the Board of Directors of a subsidiary of Caixa, is a non-executive member of our Board of Directors. On February 12, 2008, Francisco Manuel Marques Bandeira, Executive Vice President of Caixa, was appointed as a non-executive member of our Board of Directors.

        As of March 2008, Ongoing Strategy Investments—SGPS, S.A. ("Ongoing") held, directly or indirectly, 6.41% of our issued voting shares. Nuno de Almeida e Vasconcellos is the Chairman of Ongoing and is a non-executive member of our Board of Directors. Mr. Rafael Luis Moura Funes is a member of the Board of Directors of Ongoing and is also a non-executive member of our Board of Directors.

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

        Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2006, the following major shareholders listed in the table above purchased all the shares attributed to them in that table: Deutsche Bank and Credit Suisse. Paulson & Co., Merrill Lynch International, Capital Group Companies and Controlinveste, SGPS, S.A., which held 26,385,303, 24,804,526, 22,996,339 and 22,600,000 of our shares, respectively, as of the filing of the Annual Report on Form 20-F for the year ended December 31, 2006, have sold all or a portion of their shares and now each hold less than 2% of our shares.

        As of March 2008, approximately 23% of our issued share capital was held of record in the form of ordinary shares by approximately 108 U.S. residents. As of March 2008, approximately 5% of our issued share capital was held in the form of ADSs by 92 holders of record, including The Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, five of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. The terms of these agreements, which are not set by the non-executive Board members, are substantially identical to those entered into between independent entities in comparable transactions. These agreements generally relate to telecommunications services provided by us to those companies or financial, consultancy and services provided by those companies to us. Please see Note 45 to our audited consolidated financial statements, which note is incorporated in this section by reference, for the amounts and other details regarding transactions with these companies, including Caixa Geral de Depósitos Group, Visabeira Group, Banco Espírito Santo (BES) Group, Barclays Bank, Controlinveste and Heidrick & Struggles—Consultores de Gestão, Lda., a consulting firm of which Mr. Rafael Moura Funes, one of our non-executive board members, is executive director.

        For information regarding arrangements with major shareholders pursuant to which certain persons were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

        In April 2000, we signed a strategic partnership agreement with Banco Espírito Santo Group and Caixa to develop a "new economy" initiative, which provides, among other things, for an executive officer of Banco Espírito Santo Group to serve as a non-executive member of our Board of Directors. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Banco Espírito Santo and Caixa Geral de Depósitos."

        We have entered into a strategic partnership with Telefónica and Telefónica may acquire up to 10% of our share capital. We are also partners to a shareholders' agreement with Telefónica to manage Vivo. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica." We and Telefónica are also parties to certain international traffic agreements with Telefónica Group companies on substantially the same terms as similar agreements with independent parties.

        In the ordinary course of our business, we also enter into transactions with entities that we control jointly with other persons and with associated companies in which we hold significant investments. Note 45.a to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Médi Télécom, a mobile services provider in Morocco; Sportinvest Multimédia, SGPS, SA, a manager of investments; INESC—Instituto de Engenharia de Sistemas e Computadores, SA, a scientific research and technological consultancy; Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA, a manager of networks; Multitel—Serviços de Telecomunicações, Lda., a data and digital communications services provider in Angola; and Unitel, a mobile telecommunications services provider in Angola. The loans granted to these entities are capital loans to finance their operations and/or develop new businesses. These loans do not bear interest or mature and are recorded in our consolidated financial statements under shareholders' equity.

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements" below.

Legal Proceedings

Claims for Municipal Taxes and Fees

        Pursuant to a statute enacted on August 1, 1997, as an operator of a basic telecommunications network, we were exempt from municipal taxes and rights-of-way and other fees with respect to our network in connection with our obligations under our concession. The Portuguese government has advised us in the past that this statute confirmed the tax exemption under our concession. The Portuguese government has advised us it will continue to take the necessary actions in order for us to maintain the economic benefits contemplated by our concession. However, we cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

        In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with our use of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in our favor in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by Portugal Telecom, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and we submitted a response to the appeal. The appeal is pending before the Administrative Central Court.

        If this claim is upheld against us, other municipalities might seek to make or renew claims against us. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to January 1, 1998 is five years. Since the statute of limitations for these claims has expired, we do not expect that any further claims will be made against us, but we cannot be certain about this.

        Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute. Some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. Currently, PT Comunicações is subject to a claim for municipal taxes and fees initiated by the Municipality of Seixal. We also expect a future claim from the Municipality of Aveiro.

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

        In January 2000, the Lisbon Appeals Court issued an injunction ordering us to suspend the call set-up charge, and the injunction was upheld on appeal to the Portuguese Supreme Judicial Court in October 2000. In December 2001, the Lisbon Civil Court accepted the principal action (to which the injunction was related) brought by DECO in September 1999 and instructed us to return the amounts of the "connection charge" levied on customers in 1999. This decision was ultimately upheld on appeal to the Portuguese Supreme Judicial Court in October 2003.

        In an effort to discourage any private claims for repayment of the 1999 call set-up charges subsequent to the October 2003 court ruling and to reduce the risk of significant charges, we reached a settlement with DECO in March 2004. Under the terms of this settlement, PT Comunicações did not charge its customers for their national, regional and local calls on March 15, 2004 and on 13 consecutive Sundays between March 21, 2004 and June 13, 2004. PT Comunicações also agreed to reimburse any customer who makes a claim for his portion of the 1998 call set-up charges. In addition, we opened a period in 2004 during which individuals could seek reimbursement of call set-up charges they had paid in 1999.

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

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to:

  •
  PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts;

  •
  PT.com regarding alleged anti-competitive practices in the broadband Internet market (this complaint was formerly against Telepac, which merged with PT.com in December 2004); and

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines.

        We believe that the Portugal Telecom group has consistently followed a policy of compliance with all relevant laws. We continually review our commercial offers in order to reduce the risk of competition law infringement. We believe that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, we could become subject to penalties, fines, damages or other sanctions. See "Item 4—Information on the Company—Regulation—

Portugal—Regulatory Institutions" and "Item 3—Key Information—Risk Factors—Regulatory Investigations and Litigation May Lead to Fines or Other Penalties."

        On June 8, 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under Article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services through our then-subsidiary PT Multimédia and our subsidiary PT Comunicações, respectively. Sonaecom requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called "structural remedy." However, on February 2, 2006, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission related to this complaint are now closed. We have not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência. After the Commission's response, Sonaecom and its parent Sonae, SGPS, S.A. announced an unsolicited tender offer for all the outstanding ordinary shares of Portugal Telecom, but this tender offer has lapsed.

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese government's sale of the basic telecommunications network to us in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its concession agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid." Pursuant to its concession agreement, PT Comunicações was exempt from the payment of municipal tax from 1995 until this exemption was revoked by Law 5/2004 of February 10, 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. We have not received information from the European Commission or the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights it holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. However, in 2008, the European Commission referred the case to the European Court of Justice, where it is pending.

Other Portugal Telecom Legal Proceedings

        On April 23, 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of February 21, 2001 that instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. See "Item 4—Information on the Company—Regulation—Portugal—Interconnection." If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of March 1, 2001.

        In April 2003, TVI—Televisão Independente, S.A., or "TVI," a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when we subsequently took control of that network and became the operator of that network for the transmission of television signals, we lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the pricing convention entered into by us with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

        TVI is claiming an amount of about €64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI's claims. On June 20, 2003, PT Comunicações submitted its response to TVI's claim, arguing that (1) the statute of limitations on TVI's claim for compensation has run because the claim relates to events that occurred more than ten years ago, (2) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged and (3) TVI's claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI's claim, and we are currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, S.A. (collectively, "HLC") filed a lawsuit against PT Comunicações in the Lisbon Civil Court seeking compensation of €15 million. HLC is arguing that PT Comunicações (1) ceased rendering fixed telephone services, (2) ceased rendering interconnection services and (3) interrupted PT Comunicações' leased line services, and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

        In March 2004, TVTEL Grande Porto—Comunicações, S.A., or "TVTEL," a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TVTEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TVTEL's telecommunications network. TVTEL alleges that PT Comunicações intended to favor both itself and TV Cabo.

        TVTEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TVTEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and we are awaiting the scheduling of a trial date.

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2007, our provisions to cover probable losses in all legal proceedings (including tax and labor matters) totaled €69.5 million. In addition, we estimate that our potential liability in civil, labor and other proceedings in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €726.8 million as of December 31, 2007, which includes the €441 million amount related to Vivo legal proceedings described under "—Vivo Legal Proceedings" below.

Vivo Legal Proceedings

        Vivo is party to several administrative and legal proceedings that, if decided adversely, could have a material adverse effect on its business, financial condition and results of operations. Vivo has recorded provisions in its financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by its legal counsel. However, it does not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by its legal counsel. Below is a summary of certain of Vivo's administrative and legal proceedings. In the summary below, the provision amounts are the full amounts recorded by Vivo, not Portugal Telecom's 50% share. As of December 31, 2007, our 50% share of these contingencies amounted to €441 million, as set forth in Note 46 to our audited consolidated financial statements.

  Civil

  Consumer's rights

        Vivo is a party to several lawsuits brought against it by individual consumers or civil associations representing consumers' rights that allege its failing to properly provide products and services. None of these lawsuits are individually material. Based on the opinion of its counsel, Vivo believes that probable losses with respect to these claims total approximately R$135.1 million, an amount for which Vivo has recorded provisions, and that possible losses with respect to these claims total approximately R$346.1 million.

  Ownership of Caller ID

        Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless telecommunications operators, including Telesp Celular Participações S.A. and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency (INPI), on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune's right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A,. Telesp Celular S.A. (which has since merged into Vivo S.A.) and Telerj Celular S.A. (which has since merged into Vivo S.A.) filed identical lawsuits against Lune and INPI, and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an opposition action (Ação de Oposição), whereby they invoked their rights to a previous patent related to Caller ID, and to which the above-mentioned patent (number 9202624-9) was linked. Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to Lune's claim against Vivo is possible. Vivo is unable to determine at this time the extent of any potential liabilities with respect to this claim, but the amount could be material.

  Validity of Prepaid Plan Minutes

        Vivo and Vivo S.A., together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor's office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although it believes that its criteria for imposing the deadline is in compliance with ANATEL rules, Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

  Tax-Related Claims

  Application of ICMS

        In June 1998, the Conselho Nacional de Política Fazendária (the Brazilian National Council for Tax Policy, or CONFAZ) decided to apply the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, tax (a tax imposed at the state level on certain revenues from the sale of goods and services) to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998. This claim impacts Vivo's subsidiary, Vivo S.A. Vivo believes the application of the ICMS tax to nonbasic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services. In addition, Vivo does not believe new taxes may be applied retroactively. Vivo believes, based on the opinion of its outside counsel and certain judicial precedents, that the likelihood of an unfavorable outcome with respect to this claim is remote. Moreover, Vivo believe that the predecessor companies should be liable to Vivo S.A. for any tax liability arising from the retroactive application.

        In the states of Acre, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima and Amazonas and in the Federal District, Vivo S.A. had received tax assessments totaling R$67.5 million as of December 31, 2007, in connection with: (1) the ICMS tax applied to occasional or complementary services that do not constitute telecommunications services, (2) the ICMS tax applied to international calls made from Brazil, (3) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods, (4) the ICMS tax applied to non-remunerated provisions of telecommunications services consisting of the donation of credits to be used in prepaid service plans, (5) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients, (6) alleged failure to comply with supplementary obligations and (7) other taxes relating to the sale of goods.

        In the state of Paraná, Vivo S.A. had received tax assessments totaling R$4.0 million as of December 31, 2007 in connection with late payment of ICMS taxes.

        In the state of Bahia, Vivo S.A. had received tax assessments totaling R$43.7 million as of December 31, 2007, in connection with: (1) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services, (2) failure to reverse ICMS credits related to handsets provided for rent and "free leases," (3) late payment of ICMS taxes in the period from February to March 1998, (4) application of the ICMS tax on complementary communications services, (5) failure to reverse an ICMS credit related to long distance and call centers and (6) the ICMS tax applied to sign-up fees.

        In the state of Sergipe, Vivo S.A. had received tax assessments totaling R$17.5 million as of December 31, 2007, in connection with: (1) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; (2) failure to reverse ICMS credits in relation to handsets provided for rent and "free leases," (3) application of the ICMS tax on provision of handsets on consignment and (4) the ICMS tax applied to complementary communications services.

        In the state of Espírito Santo, Vivo S.A. had received tax assessments totaling R$6.9 million as of December 31, 2007, in connection with: (1) incorrect ICMS credits and (2) failure to draft trade notes.

        In the state of Rio de Janeiro, Vivo S.A. had received tax assessments totaling R$148.5 million as of December 31, 2007, in connection with: (1) application of the ICMS tax to complementary communications services, (2) application of the ICMS tax on sign-up fees, (3) application of the ICMS tax to calls originating from administrative and test terminals, (4) application of the ICMS tax to services provided to other telecommunications operators for clients not eligible for an exemption, (5) application of the ICMS tax on international calls, (6) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, (7) application of the ICMS tax to the provision of unpaid telecommunications services and (8) application of the ICMS tax to electrical power.

        In the state of Rio Grande do Sul, Vivo S.A. had received tax assessments totaling R$25.9 million as of December 31, 2007, in connection with: (1) application of the ICMS tax to international calls, (2) late payment of the ICMS tax and (3) application of the ICMS tax to electrical power.

        In the state of São Paulo, Vivo S.A. had received tax assessments totaling R$100.0 million as of December 31, 2007, in connection with: (1) incorrect ICMS tax credits and (2) an incorrect credit received in relation to values posted as extemporary credits.

        Proceedings related to the above-mentioned tax assessments are currently ongoing in administrative and judicial forums. According to the opinion of Vivo's counsel, an unfavorable outcome with respect to these claims is possible.

        Based on the opinion of its external legal counsel, in the state of Espírito Santo, Vivo S.A. recorded a provision of R$2.6 million as of December 31, 2007 to cover potential losses from tax-related actions currently before the administrative court.

  PIS and COFINS in São Paulo

        In the state of São Paulo, an action was brought against Vivo S.A. (lawsuit No. 19515,000,700/2003-97) claiming that, in January and February of 2000, Vivo had offset COFINS against unwarranted credits received from a deduction that was in excess of the permitted one-third of the amount due under COFINS in 1999 from the amount due under CSLL. Vivo recorded a provision in the amount of R$24.7 million as of December 31, 2007 after making a judicial deposit in the same amount.

  FUST

        ANATEL, through the Abridgment of Law No. 7, dated December 15, 2005, established that, among other things, the values paid for telecommunication companies related to interconnection fees and network usage cannot be excluded from the tax basis of contributions to the Fundo de Universalização de Serviços de Telecomunicações (the Fund for Universal Telecommunications Services, or "FUST," a tax to support the development of communications services). Believing that the second part of the Abridgment of Law is not in accordance with the Law 9,998/2000, Vivo's former subsidiaries have filed claims questioning the legality of this contribution and have been granted a favorable decision, which has suspended Vivo's liability for the contribution. Vivo believes, based on the opinion of its counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. As of December 31, 2007, the amount assessed by ANATEL was R$131.9 million.

  Other Litigation

        Vivo is party to several labor claims for which it has recorded provisions considered sufficient to meet probable losses in these cases. During the year ended December 31, 2007, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as probably, the amount involved is R$133.0 million.

        Vivo is also party to certain other legal proceedings, including additional civil and tax claims. Vivo believes that its provisions are sufficient to cover its estimated losses due to adverse legal decisions.

Distributions to Shareholders

Dividend Information

        Our policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at our Annual General Meeting. Our Annual General Meeting has typically been held in April. For 2008, however, the Annual General Meeting of Shareholders has been called for March 28, 2008.

        Our ordinary shares and A shares carry the same dividend rights. Our Board of Directors decides whether to propose a dividend. Under our articles of association, we must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to the ability of a two-thirds majority of our shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

        Any dividend in excess of 40% of our distributable net income in any year may be vetoed by a majority of the holders of the A shares, voting as a class.

        According to the new rules established by Article 96 of the Portuguese Securities Code (as amended by the Decree-Law 8/2007, of January 17, 2007), for one month from the publication of the registration of a share capital reduction, Portugal Telecom will not be able to distribute assets to its shareholders.

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

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders.

		Dividends per share
Fiscal Year	Number of shares considered	Payment Date	€	US$
2003	1,254,285,000	April 30, 2004	0.22	0.26
2004	1,166,485,050	May 27, 2005	0.35	0.43
2005	1,128,856,500	May 19, 2006	0.475	0.60
2006	1,128,856,500	May 18, 2007	0.475	0.64
2007	942,595,177	April 2008*	0.575	0.85

* Following shareholder approval at the Annual General Meeting of Shareholders to be held on March 28, 2008, we will pay dividends for the fiscal year 2007 by April 28, 2008.

        The general rate of withholding income tax on dividends in Portugal is currently 20% for both Portuguese residents and non-residents. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required, and shareholders must complete specific forms of the Portuguese Ministry of Finance and obtain certification from the U.S. Internal Revenue Service. See "Item 10—Additional Information—Taxation—Dividends."

Significant Changes

        On March 20, 2008, under the terms of the share buyback program, we acquired 83,204,823 of our own shares through the physical exercise of equity swaps. On March 24, 2008, we reduced our share capital by €2,496,144.69 through the cancellation of these 83,204,823 treasury shares. As a result of these transactions, our fully subscribed and paid share capital as of March 24, 2008 amounted to €28,277,855.31, represented by 942,595,177 shares with a nominal value of €0.03 each. The cancellation of the treasury shares with the Central de Valores Mobiliários, the clearinghouse of the regulated market Eurolist by Euronext Lisbon, is expected to take effect on April 1, 2008.

        As of the date of filing of this Annual Report on Form 20-F, we do not have any shares in treasury, but we do hold an equity swap for 20,640,000 shares that we entered into under the previous share buyback program.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Eurolist by Euronext Lisbon and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2003, 2004 and 2005 and for each quarter of 2006 and 2007. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Eurolist by Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2003	8.00	5.56	10.02	6.06
2004	9.42	7.98	11.78	9.76
2005	9.73	7.38	12.51	8.80
2006	10.29	8.09	13.04	9.82
First quarter	10.29	8.09	12.43	9.82
Second quarter	10.18	9.16	12.72	11.66
Third quarter	9.90	9.47	12.71	11.89
Fourth quarter	9.90	9.65	13.04	12.19
2007*	9.60	8.02	14.05	10.40
First quarter	8.60	8.02	11.31	10.40
Second quarter	8.77	8.25	11.96	11.15
Third quarter	8.70	8.07	12.05	10.76
Fourth quarter	9.60	8.22	14.05	11.65

* Since 2007, our share prices have been adjusted by the impact of the spin-off of PT Multimédia, which was completed in November 2007.

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Eurolist by Euronext Lisbon and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Eurolist by Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
September 2007	8.48	8.17	11.71	11.42
October 2007	9.25	8.22	13.47	11.65
November 2007	9.60	9.11	14.05	13.06
December 2007	9.33	8.93	13.73	13.01
January 2008	9.40	8.32	14.61	12.40
February 2008	8.77	8.12	12.95	12.20
March 2008 (through March 26, 2008)	8.48	6.90	12.84	10.73

        On March 26, 2008, the closing price of the ordinary shares on the regulated market Eurolist by Euronext Lisbon was €7.40 per ordinary share. On March 26, 2008, the last reported sale price of the ADSs on the New York Stock Exchange was US$11.68 per ADS.

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

Object and Purpose

        Our object and purpose, which is described in Article 3 of our articles of association, is that of a holding company. Portugal Telecom manages ownership interests in operating companies. Portugal Telecom may, without restriction, acquire or hold quotas or shares in any company, as defined under Portuguese law, hold participations in complementary groups of companies or in European economic interest groups of companies and form or participate in any temporary or permanent association with public or private companies.

Certain Provisions with Respect to Board Members

        Agreements between us and our directors must be authorized by a resolution of the Board of Directors and a favorable opinion of the audit committee (See "Item 10—Corporate Governance—New Corporate Governance Model"). Our directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Our directors do not have the power to vote their compensation, which is determined by a compensation committee elected by the General Meeting. Our directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age-limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

Dividends on the Ordinary Shares and the A Shares

        Ordinary shares and A shares each carry the same right to receive dividends. The holder of record of ordinary shares or A shares on the date of payment of any dividend is entitled to receive that dividend. The settlement of a trade and the transfer of record ownership of shares traded on the regulated market Eurolist by Euronext Lisbon takes place on the third business day after the trade. As a result, any person making a trade for the purchase of ordinary shares during the three-day period prior to the record date for a dividend payment will not be entitled to receive that dividend.

        The Board of Directors has sole discretion over the proposal for dividends to be paid. Under our articles of association, we must pay dividends of at least 40% of our annual distributable net income to shareholders, subject to the ability of a two-thirds majority of the votes cast at a shareholders' meeting to decide to reduce the dividend or not pay a dividend. Any dividend exceeding 40% of our distributable net income in any year may not be distributed if the holders of the A shares vote against the distribution. Each dividend must also be approved by a majority of the votes cast at a shareholders' meeting. At a shareholders' meeting, the shareholders may also authorize a dividend in excess of the amount proposed by the Board of Directors. The Board of Directors, subject to certain conditions, including the consent of our audit committee (See "Item 10—Corporate Governance—New Corporate

Governance Model") and the certification of the registered accountant, may also authorize the payment of interim dividends.

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve until this reserve represents 20% of share capital. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting.

        In April 2007, our shareholders approved a reduction in our excess capital, preceded by a share capital increase through the incorporation of legal reserves. Upon the completion of these transactions, our share capital became equal to approximately 35% of our share capital prior to the transactions, and the legal reserve was reduced in accordance with the new share capital. As of December 31, 2007, our legal reserve was equal to approximately 22.0% of our share capital.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies with shares trading on a regulated market and under the supervision of the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission) ("CMVM") are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

        Portuguese law also prohibits the payment of dividends when a company's net worth is less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association of the company. The payment of a dividend would also be illegal under Portuguese law if, following the payment, the company's net worth would become smaller than that sum. The categories of other similar reserves under Portuguese law include, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

Voting Rights of the Ordinary Shares and the A Shares

        Except for the special voting powers of the A shares described below, matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution, or merger of Portugal Telecom and certain other matters mandated by Portuguese law require the approval of two-thirds of the votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day at a second call of such meeting by (1) a two-thirds majority of the votes cast at the meeting or (2) a simple majority of the votes cast if at least one-half of the share capital is represented.

        The Board of Directors currently consists of twenty-three directors, although one seat remains vacant. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected at the Annual General Shareholders' Meeting on April 21, 2006. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one-third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

        Under the Portuguese Companies Code, all rights attached to treasury stock are suspended, including voting rights. As a result, treasury stock is neither counted for the purpose of calculating any minimum quorum nor for determining a majority of votes cast. The purchase by Portugal Telecom of its own shares generally must be approved by its shareholders in accordance with our articles of association and the Portuguese Companies Code. Under Portuguese law, a Portuguese company may not, except under certain limited circumstances (such as the repurchase of its own shares for the purpose of reducing share capital), purchase more than 10% of its nominal share capital as treasury stock. At the General Meeting of Shareholders held on April 27, 2007, we approved a share buyback program with the purpose of reducing our share capital by up to 16.5%.

        Under our articles of association, the voting rights exercised by a single shareholder, except those that correspond to A shares, are limited to a maximum of 10% of our share capital. As a result, no single shareholder other than the holder of the A shares, and only in respect of such shares, can exercise voting rights in his own name or on behalf of other shareholders representing more than 10% of our share capital. Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual ADS holder will not be accepted by Portugal Telecom as votes of the ordinary shares to the extent that such votes, together with any votes cast by such ADS holder as holder of ordinary shares, exceed 10% of the voting power of Portugal Telecom.

Special Approval Rights of the A Shares

        The majority of our A shares must be held by either the Portuguese government or by an entity majority-owned and controlled by the Portuguese government. Under our articles of association, the holders of our A shares, based on a majority voting as a class, may veto a number of actions of the shareholders of Portugal Telecom, including the following:

  •
  election of the chairman of the audit committee and the statutory auditor (See "Item 10—Corporate Governance—New Corporate Governance Model"), as well as the members of the board of the General Meeting of Shareholders;

  •
  authorization of a dividend exceeding 40% of our annual distributable net income;

  •
  capital increases and other amendments to our articles of association;

  •
  issuance of bonds and other securities;

  •
  authorization of a shareholder that performs an activity competing with us to hold more than 10% of our ordinary shares;

  •
  approval of the general goals and fundamental principles of our policies; and

  •
  defining our investment policies, including the authorization for acquisitions and transfers of shareholdings.

        Additionally, the election of one-third of the directors, including the chairman of the board of directors, must be approved by the Portuguese State, as the holder of all the A shares.

        In April 2006, the EC Commission sent to the Portuguese State a formal request to abandon the special rights the Portuguese government holds as sole owner of our A shares. The EC Commission believes that the special powers granted to the Portuguese government through sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. However, in 2008, the EC Commission referred the case to the European Court of Justice, where it is pending.

Pre-Emptive Rights

        Upon the issuance of additional ordinary shares by Portugal Telecom for cash, all holders of ordinary shares and A shares have a right to subscribe proportionately for such shares. Upon the issuance of additional A shares by Portugal Telecom, holders of A shares have a right to subscribe proportionately for those shares, and to the extent that all such shares are not sold, holders of ordinary shares may subscribe proportionately for the remainder of the shares. The pre-emptive rights of shareholders to subscribe for shares are freely transferable.

Liquidation Rights

        The ordinary shares and A shares have pro rata rights to share in our assets upon our liquidation.

Changes in Rights of Shareholders

        The rights of holders of Portugal Telecom shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present. If the quorum requirement is not met at the initial meeting, then those matters may be approved at a later date at a second call of that meeting by a two-thirds majority of the votes cast at the meeting or a simple majority of the votes cast if at least one-half of the share capital is represented.

Shareholders' Meetings

        Shareholders' meetings may be held at our registered office or, when the registered office does not have satisfactory conditions for the meeting, at another location within the Portuguese territory. Shareholders' meetings are called by publication of a notice on the Ministry of Justice's website (http://publicacoes.mj.pt), the website of the CMVM (www.cmvm.pt) and our website (www.telecom.pt). An annual shareholders' meeting must be held before the end of May and must be convened on not less than one month's notice. At the annual shareholders' meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the board of directors, the audit committee (See "Item 10—Corporate Governance—New Corporate Governance Model") or shareholders holding at least 5% of share capital.

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

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of our ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either reaching, exceeding or holding less than 2%, 5%, 10%, 20%, 25%, 33.3%, 50%, 66.6% or 90% of our voting rights must notify us, the managing entity of the regulated market Eurolist by Euronext Lisbon and the CMVM within three calendar days. Holdings must be calculated to take into account all outstanding shares with voting rights, regardless of the number of voting rights that may be suspended at the time.

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without the authorization of a shareholders' meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of that entity (1) offers, in or outside of Portugal, "public telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (2) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the supervisory body. The Bank of New York, as ADS depositary, and its nominees are excluded from this requirement.

        If any such shareholder holds or controls ordinary shares exceeding 10% of our share capital, our shareholders may decide at a shareholders' meeting to require the cancellation of the ordinary shares held exceeding such 10% limit. In such case, we must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of our share capital by sale or other form of transfer of the excess ordinary shares within 30 days. By making such request, such shareholder renounces, pending the conclusion of such sale or transfer, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions.

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in Portugal Telecom.

Change of Control Provisions

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of Portugal Telecom. As long as the Portuguese government holds a majority of our A shares, it will have the right, under the articles of association, to veto any resolutions defining the general principles of the policy for investing in companies or deciding on acquisitions and dispositions when, in accordance with these principles, the transactions are required to be authorized in advance by a general meeting of shareholders. In addition, under the articles of association, the voting rights exercised by a single shareholder, except the Portuguese government and certain entities owned by the Portuguese government, are limited to a maximum of 10% of our share capital. As a result, no single shareholder other than the Portuguese government can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of our share capital. The articles of association also provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without shareholder authorization. See "—Transfer of Ordinary Shares, Limitations on Shareholdings."

Disclosure of Shareholdings

        The articles of association do not require shareholders to disclose their shareholdings. Shareholders are required under the articles of association to provide information on shareholders' agreements.

Changes in Capital

        With the approval of the audit committee (See "Item 10—Corporate Governance—New Corporate Governance Model"), the Board of Directors may increase the share capital of Portugal Telecom on one or more occasions, up to a maximum of €15,000,000. Certain terms of a share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting. The Portuguese State, as a holder of a majority of our A shares, may veto capital increases.

        At the General Meeting of Shareholders on April 27, 2007, our shareholders approved the possible future issue of convertible bonds, which may be issued pursuant to a resolution of the Board of Directors in accordance with the law, our articles of association and the parameters set forth in the resolution of the General Meeting of Shareholders.

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1987 and codified European Union directives on commercial law. The Portuguese Companies Code was subject to two major amendments in 2006 and 2007. A revision on March 29, 2006 mainly related to corporate governance matters. On January 17, 2007, a second revision covered issues such as share capital reductions and disclosure of financial information. The Portuguese Securities Code and related rules complement the corporate governance provisions set forth in the Portuguese Companies Code by, inter alia: (2) requiring immediate disclosure of material information, disclosure of qualifying holdings and certain periodic information, including financial statements and an annual corporate governance report and measures to prevent market abuse (such as notifying the CMVM of transactions carried out by persons exercising management functions and related persons), and establishing criminal and administrative sanctions for the breach of the material information regime, in particular providing for a market abuse crime (covering insider trading or abuse and market manipulation).

        In response to the heightened focus world-wide on corporate governance in recent years, the CMVM amended its Regulation on Corporate Governance for Listed Companies, or Regulation No. 7/2001, and its Recommendations on Corporate Governance for Listed Companies in 2003, 2005 and 2006. Regulation No. 7/2001 primarily addresses board independence criteria, the mandatory content of the annual corporate governance report and of a listed company's website, and disclosure of equity compensation plans and transactions carried out by persons exercising management functions. The recommendations govern matters involving shareholder powers, rights and meetings, management and the tasks of non-executive and independent board members, committees, internal control systems and disclosure, remuneration and equity compensation plans, and whistleblowing policies. In addition, in November 2007, the CMVM approved a new Regulation on Corporate Governance for Listed Companies, or Regulation No. 1/2007, which will become effective in 2009 and supersede Regulation 7/2001. Regulation 1/2007 sets forth more specific requirements for assessing board independence and conflicts of interest and addresses the disclosure of compensation plans.

        More recently, in November 2007, the CMVM approved the new Regulation on Corporate Governance for Listed Companies, or Regulation No. 1/2007, which will become effective in January 2009 and supersede Regulation 7/2001, as well as new Recommendations on Corporate Governance for Listed Companies corresponding to the so-called "Corporate Governance Code." Regulation 1/2007 changes the requirements for assessing board independence in light of the independence regime provided in the Portuguese Companies Code for the members of the supervisory bodies, requires disclosure of certain compensation paid to persons exercising management functions in connection with the termination of their functions and sets forth a new standard for the annual corporate governance report in line with the new recommendations. The so-called "Corporate Governance Code" approved by the CMVM introduces amendments on issues such as the Chairman of the Board of the General Shareholders Meeting, the exercise of voting rights, qualified quorums, the management and supervisory corporate bodies and their internal committees and the compensation of persons exercising management functions.

        The Portuguese Companies Code is legally binding on any company with a registered office in Portugal. The Portuguese Companies Code establishes corporate governance standards with respect to the following:

  •
  Shareholder pre-emptive rights, which are intended to protect shareholders and holders of securities convertible into shares against a decrease in equity value;

  •
  Share capital formation and capital increases, including the mandatory verification by independent auditors of contributions in kind;

  •
  Dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances, including if a lower percentage is set forth in the articles of association (as is the case for Portugal Telecom);

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

  •
  Shareholder access to information, including the right to request information in general meetings and minority rights to request information regarding the company's performance;

  •
  Shareholder rights to, in certain circumstances, request the judicial declaration of annulment or voiding of decisions made at a shareholders' meeting and the suspension of an illegal resolution, as well as to request the chairman of the board of the shareholders' meeting to suspend a meeting in progress;

  •
  Management and supervisory structure, including three models of corporate governance from which companies may choose, as follows:

  •
  a two-tier model, with a management body (the so-called executive management board) and a supervisory body (the so-called supervisory board, which shall have a chairman, who may not be the chairman of the executive management board, and a committee for financial matters);

  •
  a one-tier model, with the board of directors as a management body (which, by contrast to the management body in a two-tier model, may delegate day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee) and the statutory audit board as a supervisory body (which was the model used by Portugal Telecom until the June 22, 2007 General Meeting of Shareholders); and

  •
  an altered "Anglo-Saxon" model, in which the board of directors (the management body) includes an audit committee, which is a corporate body composed of non-executive directors with supervisory functions. In this model, the board may also delegate the day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee;

  •
  An audit function, which is conducted by a statutory auditor who is elected by shareholders based on a proposal of the supervisory body (since the March 2006 revision of the Portuguese Companies Code, the statutory auditing function (carried out by the statutory auditor) has been separated from the supervision of management (carried out by the supervisory body));

  •
  Appointment of members of the management and supervisory bodies at a shareholders' meeting and appointment of the statutory auditor at a shareholders' meeting, as mentioned above, based on a proposal of the supervisory body;

  •
  Strengthening of the supervisory functions as to the supervisory body's membership (it being mandatory for the aforementioned committee for financial matters, the statutory board and the audit committee to be composed of a majority of independent members among whom there must be an expert, as defined in the law) and broadening the scope of the supervisory powers (by adding powers on matters such as whistleblowing systems, oversight of the work and independence of the statutory auditor and making proposals on the selection and confirmation, of the statutory auditor);

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

New Corporate Governance Model

        As mentioned above in "—Portuguese Legal Framework," in March 2006, the Portuguese Companies Code was broadly amended with important implications for the models and principles of corporate governance, in particular those applicable to issuers of securities traded on a regulated market. These amendments required companies to make changes to their corporate governance and supervision structures by June 30, 2007. At the general meeting of shareholders' held on June 22, 2007, our shareholders approved a proposal of the Board of Directors adopting a new corporate governance model and introducing the required amendments into our articles of association. The decision to adopt the new "Anglo-Saxon" model took into account, inter alia, the fact that we have securities traded on the New York Stock Exchange ("NYSE"), where this structure is mandatory for U.S. domestic companies, as well as the fact that Portugal Telecom already had an audit committee. Following the adoption of the Anglo-Saxon model, our corporate bodies consist of the General Meeting of Shareholders, the Board of Directors, which includes an Audit Committee, and a Statutory Auditor.

        Although we have had an audit committee as an internal committee of the Board since 2003, until June 2007, the statutory audit board was the corporate body responsible for supervision of the audit function and other supervisory functions. In June 2007, we replaced the statutory audit board with the audit committee, consisting of three directors, all elected at the general shareholders' meeting. In addition, we have a statutory chartered accountant that is responsible for the audit function and is elected by our shareholders based on a proposal of the audit committee.

        The June 2007 amendments to our articles of association also addressed such matters as voting by correspondence, the absence and surety of directors and share capital reductions (this latter rule resulting from the amendments to the Portuguese Companies Code approved by Decree-Law 8/2007 on January 17, 2007).

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

  Composition of Board of Directors and Independence

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the new "Corporate Governance Code"

approved by the CMVM, beginning January 2009, a listed company will be required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members corresponding to at least one-fourth of the entire Board. Moreover, Portuguese law does provide that the majority of the members of the audit committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the audit committee fulfill the legal requirements concerning incompatibilities and expertise and that at least one of the independent members satisfy legal requirements concerning expertise in auditing or accounting. These principles are designed to strengthen the supervision of the audit function, to avoid conflicts of interest and to establish procedures and standards for related party transactions. Members of the audit committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms whether subsequent or not.

        The audit committee elected at the General Meeting of Shareholders on June 22, 2007 complies with the independence requirements under Portuguese law, and each member of the audit committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Meetings of Non-Management Directors

        The NYSE listing standards provide that the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management in order to empower them to serve as a more effective check on management. There is no similar requirement or recommendation under Portuguese law.

  Committees

        The NYSE listing standards require that a U.S. listed company must have a nominating/corporate governance committee and a compensation committee, and that all listed companies, including non-U.S. listed companies, must have an audit committee that satisfies the requirements of the Exchange Act. U.S. listed companies must have an audit committee that fulfils additional NYSE-imposed requirements. The NYSE listing standards require each of these committees to consist solely of independent directors and to have a written charter that addresses certain matters specified in the listing standards. The NYSE's detailed requirements for the content of audit committee charters do not apply to non-U.S. listed companies.

        Portuguese law requires companies adopting a two-tier or an Anglo-Saxon corporate governance model (as described under "—Portuguese Legal Framework" above) to have, respectively, a committee for financial matters within the supervisory body or an audit committee within the board of directors, in each case satisfying certain requirements as to the committee's minimum powers, independence and expertise. Moreover, in each model, the Portuguese Companies Code permits the creation of a compensation committee, within the supervisory board in the two-tier model, or appointed by a general meeting of shareholders, in the case of the one-tier or Anglo-Saxon models. Additionally, the CMVM recommends that listed companies create committees to evaluate corporate governance structures and practices.

        Under the recent amendment to the CMVM's Recommendation on Corporate Governance for Listed Companies, the board of directors, in the one-tier or Anglo-Saxon models, or the supervisory body, in the two-tier model, must create committees, including corporate governance and evaluation committees, in order to ensure that a competent and independent evaluation is made as to the performance of executive directors and other members of the board of directors.

        Audit Committee.    Portugal Telecom established an audit committee in December 2003, consisting of independent members of its Board of Directors. The audit committee operated as a committee of the Board of Directors with delegated powers in the following matters: (1) supervising the quality and integrity of the financial information contained in our financial statements, (2) evaluating the qualification and independence of our external auditors, (3) evaluating the quality, integrity and efficiency of our internal control systems, (4) evaluating the execution of functions performed by our external auditors and the corporate internal auditing office and (5) evaluating the compliance with legal and regulatory requirements, as well as those recommendations and guidelines issues by competent authorities.

        At the general meeting of shareholders held on June 22, 2007, Portugal Telecom redesignated the audit committee as Portugal Telecom's supervisory corporate body (See "—New Corporate Governance Model" above). According to the articles of association, the members of the audit committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where Portugal Telecom's has securities admitted for trading. As a supervisory body, the audit committee has the powers to, in addition to all other powers established by law or our bylaws,

  •
  evaluate the accuracy and supervise the quality and integrity of our financial statements;

  •
  establish and monitor the procedures relating to the preparation and disclosure of financial information;

  •
  analyze and opine on accounting and auditing matters, as well as the impact on our financial statements of changes to accounting rules applicable to us and our policies;

  •
  establish and monitor the procedures relating to the preparation and auditing of our financial statements, as well as supervise and review internal procedures on accounting and auditing practices;

  •
  propose the appointment of the statutory chartered accountant to the General Meeting of Shareholders;

  •
  supervise the statutory audit and the the independence of the statutory chartered accountant, particularly with respect to the rendering of additional services;

  •
  order the appointment, hiring, confirmation or termination of duties and determine the remuneration of our external auditors, in addition to being exclusively responsible for their supervision and evaluation of their qualifications and independence;

  •
  resolve any differences between the Executive Committee and our external auditors with respect to financial information to be included in the financial statements to be reported to competent authorities, or with respect to the audit report process;

  •
  evaluate the quality, integrity and efficiency of our risk management system, internal control system and internal audit system, including an annual review of their adequacy and efficiency, and generally supervise our internal audit and internal control systems;

  •
  receive reports of irregularities, claims and complaints submitted by shareholders, employees or others, and implement procedures designed to receive, register and process them when related to accounting and auditing matters; and

  •
  comment or issue an opinion, within the scope of its powers and whenever it deems necessary or appropriate, on any report, documentation or information to be disclosed or submitted by us to competent authorities.

        As a result, the audit committee monitors our compliance with laws, regulations, recommendations and guidelines issued by the U.S. Securities and Exchange Commission ("SEC"), NYSE, CMVM, and

the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

        João Manuel de Mello Franco, Thomaz de Mello Paes de Vasconcellos and José Guilherme Xavier de Basto were elected at the General Meeting of Shareholders held on June 22, 2007 as the new members of the audit committee.

        Additionally, the new corporate governance structure includes a statutory chartered accountant who is not one of the members of the audit committee, as required by the Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. The new registered accountant was appointed at the General Meeting of Shareholders held on June 22, 2007. P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, was elected as the new effective registered accountant, and Ascensão, Gomes, Cruz & Associados SROC, represented by Mário João de Matos Gomes, was elected as the new substitute registered accountant.

        Corporate Governance Committee.    Portugal Telecom created a corporate governance committee in July 2006. This committee assists the Board of Directors in the following areas: (1) adoption, review and continuing evaluation of the corporate governance model, the internal rules and procedures of our structure and governance and the Portugal Telecom group's code of ethics and practices in compliance with our bylaws, legal and regulatory provisions and national and international recommendations, standards and best practices; (2) evaluation of the performance of the Board of Directors and, in particular:

  •
  to propose to the Board of Directors changes to our corporate governance model, including its organizational structure, operation, responsibilities and internal rules of the Board of Directors;

  •
  to study, revise and evaluate the Portugal Telecom group's corporate governance principles and practices, concerning our relations with the market, shareholders and other stakeholders;

  •
  to assist the Board of Directors in evaluating its performance with a view to contributing to transparency and efficiency on these matters; and

  •
  to study, revise and evaluate the values, principles and practices that govern the conduct of our employees, including the study, revision and interpretation of the code of ethics and other rules of conduct.

        The members of the corporate governance committee are João Manuel de Mello Franco (chairman), Joaquim Anibal Brito Freixial de Goes, Jorge Humberto Correia Tomé, Franquelim Fernando Garcia Alves, Francisco Teixeira Pereira Soares and Rafael Mora Funes.

  Disclosure

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

  Code of Business Conduct and Ethics

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

        Portugal Telecom has a code of ethics that complies with Exchange Act requirements and approved a separate code of ethics for financial officers in December 2004. See "Item 16B—Code of Ethics."

  Shareholder Approval of Equity Compensation Plans and Pension Plans

        The NYSE listing standards provide that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and qualified plans, parallel excess plans and Section 423 of the U.S. Internal Revenue Code plans. Portuguese law also establishes that equity compensation plans shall be approved by shareholders. With the recent amendments approved in 2007, the CMVM recommends that the proposal submitted to the shareholders' meeting concerning the approval of plans for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body, the supervisory body and/or persons exercising management functions, as defined under Article 248-B, paragraph 3 of the Portuguese Securities Code, or any pension plans for these persons, include all details necessary for a correct evaluation of the plans. The full text of the plan's regulations or general conditions, as applicable, must be attached to the proposal. In addition, both Regulations Nos. 7/2001 and 1/2007 on the corporate governance of listed companies require that plans for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or employees must be disclosed to the CMVM within seven working days, after approval together with information on the most relevant elements of these plans.

Material Contracts

Africatel Agreement

        On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our current interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. We received €117.0 million for the 22% stake of Africatel, and we recorded a gain of €111.0 million.

Wireline Pricing Convention

        Prices in our wireline business are set pursuant to a pricing convention entered into with ANACOM and DGCC in December 2002 (the "Universal Service Convention"). A copy of this agreement is filed as an exhibit to this Annual Report on Form 20-F. Under the Universal Service

Convention, any price changes must be approved by ANACOM. The Universal Service Convention specifically regulates fixed telephone services (excluding ISDN), public telephone services and information services using a system of gradual cost adjustments, price caps and maximum ratios. The price of public telephone services is regulated by the use of a maximum ratio in relation to subscriber prices. In addition, the Universal Service Convention includes provisions to make prices more accessible, such as a pricing plan for low-use customers, a discount for retired and fixed-income individuals and assistance for customers with special needs. Although the Universal Service Convention expired in 2003, ANACOM continues to review and approve price increases based on the characteristics of the relevant market.

        A new price basket for 2005, approved by ANACOM, came into effect on July 1, 2005 and complied with the price cap of CPI-2.75% for the average annual change. The average annual changes in the price of the main components of the basket were as follows: (1) line rental prices increased by 1.7%, (2) local call prices increased by 0.5%, (3) regional call prices decreased by 24.1% and (4) domestic long distance call prices decreased by 25.3%. The number of call types used in the price basket was reduced from three to two, namely local and domestic long distance, to simplify the tariff structure. In contrast to previous years, the price cap was applied only to the residential segment and not to the corporate segment. In 2006, there was no new tariff scheme for residential customers. During 2007, local call prices decreased by 8.6%, national call prices decreased by 8.4% and line rental prices did not change. See "Item 4—Information on the Company—Our Businesses—Wireline Business."

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

        On August 28, 2007, we issued €750 million in bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. These bonds are described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments and Repayment and Refinancing of Indebtedness."

TMN Commitments to the Portuguese Information Society

        TMN, as a holder of a UMTS license, is party to an agreement with the Portuguese State under which it has outstanding commitments to invest €355 million in the Portuguese information society through 2015. See "Item 5—Operating and Financial Review and Prospects—Contractual Obligations and Off-Balance Sheet Arrangements."

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

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, Portugal Telecom must have confirmation that each shareholder is eligible for the benefits of the Tax Treaty. A specific form (Form 21-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

        If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the 20% rate. If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the 5% excess Portuguese withholding tax to you. However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the date the dividends are made available. Although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 5% excess Portuguese withholding tax even if you fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

        Please contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty. You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. You should therefore contact your tax advisor promptly after learning of any proposed or paid dividend.

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

        Dividends paid to a non-corporate U.S. Holder in taxable years beginning on or before December 31, 2010 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). In addition, the U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a "passive foreign investment company," the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the 15% rate and the related restrictions and special rules.

        Distributions in excess of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our ordinary shares or ADSs, and thereafter as gain from the sale of ordinary shares or ADSs. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Portuguese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Documents on Display

        We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but furnish reports on Form 6-K.

        Our reports and other information filed by us with the SEC may be inspected and copied by the public at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and are also available on the website of the SEC at http://www.sec.gov. In addition, reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

        We furnish The Bank of New York, as the depositary of our ADSs, with annual reports in English, which include a review of operations and our audited consolidated financial statements prepared in accordance with IFRS, and our annual report on Form 20-F. We also furnish the depositary with six-month reports in English, which include semi-annual consolidated financial information prepared in accordance with IFRS. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders' meeting it receives.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our most significant market risk exposures are interest rate risk and exchange rate risk and, to a lesser extent, commodity risk. We actively manage interest rate risk and foreign currency exchange rate risk through our regular operating and financing activities as well as through financial derivative instruments.

        Derivative contracts are entered into with major financial institutions, after careful analysis and approval from our Executive Committee. We regularly review their market value and risks in order to assess and manage our exposure to market risk.

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. In 2007, the total notional amount of our interest rate swaps decreased significantly, as we have unwound certain instruments and others have matured.

        As of December 31, 2007, approximately 64.1% of our total indebtedness carried fixed interest rates, compared to 62.3% at the end of 2006. The slight increase in the proportion of our fixed rate debt is mainly due to the fixed rate exchangeable bonds issued in August 2007, and was partially offset by the termination of certain interest rate swaps (aimed at swapping floating rate debt to fixed rate debt), as mentioned above, and new floating rate debt.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in the Euribor, CDI (Crédito Depositário Interbancário, a Brazilian interbank interest rate) and EIB rates. The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. EIB floating rates remained very close to Euribor flat rates during 2007.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. A significant portion of Vivo's debt is originally denominated in foreign currencies, including U.S. dollars, Japanese Yen and Euros. Vivo's policy is to hedge against these currencies exchange risk so, as a result, most of its debt (as well as the debt of other Brazilian subsidiaries) was either Real-denominated or had been swapped into Reais, as of December 31, 2007. We remain exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

        We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt. As of December 31, 2007, approximately 0.1% of our total indebtedness was denominated in U.S. dollars, compared with 0.4% at the end of 2006 (taking into consideration cross-currency swaps).

        Following the termination of the interest component of certain cross-currency swaps in a previous year, we have maintained Euro-U.S. dollar options (calls sold) and forwards, included in the tables below. Our total net exposure to the U.S. dollar, including our indebtedness, cash and certain free-standing derivatives, amounted to negative US$258 million as of December 31, 2007, compared to negative US$232 million as of December 31, 2006.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares as of December 31, 2007. In view of the difference between the exercise price of those derivatives (ranging from €8.19 to €9.72 per share) and the market price of our shares, these equity swaps have been recorded as liabilities based on the present value of the amount to be paid at settlement. These instruments had maturities of up to five months as of December 31, 2007.

        The following tables provide information about our debt and derivative instruments as of December 31, 2007 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account related derivatives entered into with the purpose of hedging debt's interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2007.

        In addition, the tables reflect our interest in Vivo's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts or fair value amounts of the instruments because we proportionally consolidate Vivo's assets and liabilities in our balance sheet under IFRS as of December 31, 2006 and 2007.

        The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Vivo.

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes		2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)			56	48	48	44	33	21	249	244
Average Interest Rate			4.08%	4.10%	4.12%	4.15%	4.24%	4.04%	4.11%
EIB Loans (€) with related interest rate swaps			20	15	15	11	11	4	77	77
Average Interest Rate			4.87%	5.08%	5.12%	5.20%	5.27%	5.69%	5.06%
Total EIB Fixed Rate Loans			76	63	63	55	44	26	326	321
Non-EIB Fixed Rate Loans
Loans (€)			8	7	7	5	45	0	73	73
Average Interest Rate			4.49%	4.48%	4.48%	4.47%	4.47%	0.75%	4.47%
Bonds (€)	(2)		—	878	—	—	996	995	2,869	2,653
Average Interest Rate			4.26%	4.26%	4.09%	4.09%	4.09%	4.44%	4.23%
Exchangeable Bonds (€)	(2)	(3)		—	—	—		689	689	791
Average Interest Rate			4.13%	4.13%	4.13%	4.13%	4.13%	4.13%	4.13%
Loans (US$)			0	0	0	0	0	0	0	4
Average Interest Rate			0.87%	0.75%	0.75%	0.75%	0.75%	0.75%	0.77%
Loans (US$) with related €/US$ swaps			1	1	—	—			2	2
Average Interest Rate			3.62%	3.62%	—	—				3.62%
Loans (BR$)			—	—	23	—			23	27
Average Interest Rate			9.45%	9.45%	9.45%	—			9.45%
Loans (Other currencies)			1	0	0	0	0	0	1	1
Total Non-EIB Fixed Rate Loans			9	886	31	5	1,041	1,685	3,657	3,551

Total Fixed Rate Debt			85	949	94	59	1,085	1,711	3,983	3,872

Floating Rate Debt
EIB Floating Rate Loans
Loans(€)			36	36	36	36	36	71	250	244
Average Interest Spread—ref. EIB rates			0.18%	0.18%	0.18%	0.18%	0.18%	0.18%	0.18%
Loans (U.S.$) with related €/US$ swaps			10	10	10	10			40	39
Average Interest Spread—ref. Euibor			0.16%	0.16%	0.16%	0.16%			0.16%
Total EIB Floating Rate Loans			46	46	46	46	36	71	290	284

Non-EIB Floating Rate Loans
Loans (€)			62	57	53	53	6	13	243	243
Average Interest Rate			5.17%	5.20%	5.24%	5.28%	5.34%	5.40%	5.21%
Loans (€)			338	11	9		156		514	512
Average Spread—ref. Euribor			0.12%	0.23%	0.25%	0.26%	0.26%		0.19%
Equity Swaps on Own Shares (€)			323	—	—	—			323	323
Average Spread—ref. Euribor			0.26%	—	—	—			0.26%
Loans (US$)			9	—	—	—			9	9
Average Spread—ref. US$ Libor			0.65%	—	—	—			0.65%
Loans (€) with related €/BR$ swaps	(4)		8	—	—	—			8	8
Average Spread—ref. % of CDI			103.20%	—	—	—			103.20%
Loans (US$) with related US$/BR$ swaps	(4)		110	0	21	—		34	165	196
Average Spread—ref. % of CDI			100.72%	95.47%	95.47%	95.50%	95.50%	95.50%	97.58%
Loans (JPY) with related JPY/BR$ swaps(2)	(4)		168	54	—	—			222	250
Average Spread—ref. % of CDI			105.31%	105.57%	—	—			105.36%
Bonds (BR$)			96	—	—	—		193	289	297
Average Spread—ref. % of CDI			104.15%	104.02%	104.02%	104.02%	104.02%	104.02%	104.02%
Loans (BR$)			3	1	—	—		32	35	35
Average Spread—ref. % of CDI			98.57%	100.23%	101.83%	102.22%	102.22%	102.22%	101.43%
Loans (BR$)			4	—	—	—			4	4
Average Spread—ref. CDI			0.35%	—	—	—			0.35%
Loans (BR$)			4	4	4	2		117	130	123
Average Spread—ref. TJLP			4.33%	4.32%	4.31%	4.30%	4.30%	4.30%	4.31%
Loans (BR$)			1	1	1	0			2	2
Average Spread—ref. UMBND			4.59%	4.60%	4.60%	4.60%			4.59%
Total Non-EIB Floating Rate Loans			1,125	127	87	55	162	388	1,944	2,002

Total Floating Rate Debt			1,171	173	133	100	198	459	2,234	2,285

Total Debt			1,256	1,122	226	160	1,282	2,170	6,217	6,158

(1)
Includes fair value of debt and related swaps.
(2)
Outstanding notional amount of bonds are reduced by the amount of issuance expenses, which are related to roundings in defining the coupon rate and to fees. These expenses are deferred and recognized in earnings through the life of the bonds.
(3)
In accordance with IFRS, exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to €57,145,442 and was recorded in shareholders' equity, while the financial liability component is recorded through the amortized cost.
(4)
Includes exchange gains and losses from related cross-currency swaps, which are accounted for as debt on our balance sheet.

Derivatives Sensitivity to Interest Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2008	2009	2010	2011	2012	Thereafter	Fair Value
Fixed Rate Payer
Pay fixed Euro, receive floating Euro swaps		77	56	40	24	12	—	(1)
Average Rate Paid		4.75%	4.79%	4.81%	4.86%	4.86%	—
Average Spread Received—ref. Euribor		0	0	0	0	0	—
Pay fixed Euro, receive floating Euro forward starting swaps		—	22	18	13	9	4	(1)
Average Rate Paid		—	5.41%	5.41%	5.41%	5.41%	5.41%
Average Spread Received—ref. Euribor		—	0	0	0	0	0
Pay fixed Euro, receive floating U.S. dollar swaps		1	—	—	—	—	—	(0)
Average Rate Paid		3.62%	3.62%	—	—	—	—
Average Spread Received—ref. US$ Libor		0.40%	0.40%	—	—	—	—
Pay fixed U.S. dollar, receive floating U.S. dollar swaps		18	—	—	—	—	—	0
Average Rate Paid		3.87%	—	—	—	—	—
Average Spread Received—ref. US$ Libor		0.00%	—	—	—	—	—
Pay fixed Brazilian Real, receive floating Brazilian Real swaps		211	39	—	—	—	—	(0)
Average Rate Paid		12.18%	10.84%	—	—	—	—
Average Spread Received—ref. % of CDI		100.00%	100.0%	—	—	—	—
Floating Rate Payer
Pay floating Euro, receive floating U.S. dollar swaps		29	22	14	7	—	—	(11)
Average Spread Paid—ref. Euribor		0.05%	0.05%	0.05%	0.05%	—	—
Average Spread Received—ref. US$ Libor		0	0	0	0	—	—
Pay floating Brazilian Real, receive fixed Brazilian Real swaps		21	21	21	—	—	—	2
Average Spread Paid—ref. % of CDI		107.00%	107.00%	107.00%	—	—	—
Average Rate Received		9.45%	9.45%	9.45%	—	—	—
Pay floating Brazilian Real, receive fixed Euro swaps		8	—	—	—	—	—	0
Average Spread Paid—ref. % of CDI		103.20%	—	—	—	—	—
Average Rate Received		5.15%	—	—	—	—	—
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		143	51	50	34	34	34	(55)
Average Spread Paid—ref. % of CDI		101.24%	95.55%	95.51%	95.52%	95.50%	95.50%
Average Rate Received		5.96%	4.87%	4.85%	4.48%	4.47%	4.47%
Pay floating Brazilian Real, receive fixed Japanese Yen swaps		200	52	—	—	—	—	(41)
Average Spread Paid—ref. % of CDI		105.31%	105.57%	—	—	—	—
Average Rate Received		3.17%	2.22%	—	—	—	—

(1)
All the amounts refer to the notional amounts of derivatives at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

	Notes	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(1)
Debt exposure to Non-European Monetary Union currencies
Exposure to the Euro/U.S. dollar exchange rate
Loans (US$)		0	0	0	0	0	0	0	4
Average Interest Rate		0.87%	0.75%	0.75%	0.75%	0.75%	0.75%	0.77%
Loans (US$)		9	—	—	—	—	—	9	9
Average Spread—ref. US$ Libor		0.65%	—	—	—	—	—	0.65%
Exposure to the Euro/Brazilian Real exchange rate
Loans (BR$)		—	—	23	—	—	—	23	27
Average Interest Rate		9.45%	9.45%	9.45%	—	—	—	9.45%
Loans (€) with related €/BR$ swaps	(2)	8	—	—	—	—	—	8	8
Average Spread—ref. % of CDI		103.20%	—	—	—	—	—	103.20%
Loans (US$) with related US$/BR$ swaps	(2)	110	0	21	—	—	34	165	196
Average Spread—ref. % of CDI		100.72%	95.47%	95.47%	95.50%	95.50%	95.50%	97.58%
Loans (JPY) with related JPY/BR$ swaps	(2)	168	54	—	—	—	—	222	250
Average Spread—ref. % of CDI		105.31%	105.57%	—	—	—	—	105.36%
Bonds (BR$)		96	—	—	—	—	193	289	297
Average Spread—ref. % of CDI		104.15%	104.02%	104.02%	104.02%	104.02%	104.02%	104.04%
Loans (BR$)		3	1	0	—	—	32	35	35
Average Spread—ref. % of CDI		98.57%	100.23%	101.83%	102.22%	102.22%	102.22%	101.43%
Loans (BR$)		4	—	—	—	—	—	4	4
Average Spread—ref. CDI		0.35%	—	—	—	—	—	0.35%
Loans (BR$)		4	4	4	2	—	117	130	123
Average Spread—ref. TJLP		4.33%	4.32%	4.31%	4.30%	4.30%	4.30%	4.31%
Loans (BR$)		1	1	1	0	—	—	2	2
Average Spread—ref. UMBND		4.59%	4.60%	4.60%	4.60%	—	—	4.59%
Exposure to other currencies exchange rates
Loans (Other currencies)		1	0	0	0	0	0	1	1

(1)
Includes fair value of debt and related swaps.

(2)
Includes exchange gains and losses from related cross currency swaps.

Derivatives Sensitivity to Exchange Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2008	2009	2010	2011	2012	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate	(2)
Pay fixed Euro, receive floating U.S. dollar swaps		1	0	—	—	—	—	(0)
Average €/US$ exchange rate		1.12	1.12	—	—	—	—
Pay floating Euro, receive floating U.S. dollar swaps		29	22	14	7	—	—	(11)
Average €/US$ exchange rate		1.07	1.07	1.07	1.07	—	—
Final exchange of former €/US$ swaps		200	200	—	—	—	—	47
Average €/US$ exchange rate		1.09	1.09	—	—	—	—
€/US$ Forwards		200	200	—	—	—	—	(47)
Average exchange rate		1.09	1.09	—	—	—	—
€/US$ Calls		200	200	—	—	—	—	(47)
Average exchange rate		1.09	1.09	—	—	—	—
Exposure to the Euro/Brazilian Real exchange rate	(3)
Pay floating Brazilian Real, receive fixed Euro swaps		8	—	—	—	—	—	0
Average exchange rate		2.59	—	—	—	—	—
Exposure to the U.S. dollar/Brazilian Real exchange rate	(4)
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		143	51	50	34	34	34	(55)
Average exchange rate		2.05	1.84	1.83	1.82	1.81	1.81
Exposure to the Japanese Yen/ Brazilian Real exchange rate	(5)
Pay floating Brazilian Real, receive fixed Japanese Yen swaps		200	52	—	—	—	—	(41)
Average exchange rate		0.02	0.02	—	—	—	—

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

(3)
All derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from Euro-denominated debt.

(4)
Most derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from U.S. dollar-denominated debt.

(5)
All derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from Japanese Yen-denominated debt.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2008	2009	2010	2011	2012	Thereafter	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on PT Multimédia Shares	(2)	323	—	—	—	—	—	(11)
Average Initial Price		9.17	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives, at the beginning of each period.

(2)
These equity swaps have been entered into as part of our current share buyback program and the previous share buyback program. These instruments are accounted for as debt on our balance sheet.

Fair Value of Derivatives Contracts in 2007(1)
(€ million)

Fair value of contracts outstanding at December 31, 2006	126.7
Fair value adjustments:
Incomes	25.1
Reserves	4.6
Additions and settlements	10.9
Foreign currency translation adjustments and other	8.6
Fair value of contracts outstanding at December 31, 2007	154.1

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

Fair Value of Derivatives Contracts in 2007(1)
(€ million)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1 - 3 years	4 - 5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	—	—	—	—	—
Prices provided by other external sources	0	(58.0)	(11.5)	(0.6)	(70.1)
Prices based on models and other valuation methods	(82.0)	(1.3)	(0.2)	(0.6)	(84.0)
Total	(82.0)	(59.3)	(11.6)	(1.2)	(154.1)

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        We are not required to provide the information called for by Item 12.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2007. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2007, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

Changes in Internal Control Over Financial Reporting

        There were no material changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        The shareholders of Portugal Telecom adopted changes to our corporate governance structure at the General Meeting of Shareholders held on June 22, 2007. Those changes included the replacement of the former statutory audit board with an audit committee consisting of three non-executive board members and the granting of significant supervisory authority to the audit committee, as described in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards—Committees." Prior to June 22, 2007, Portugal Telecom had an audit committee consisting of non-executive members of its Board of Directors that had the advisory functions described in that section.

        Thomaz de Mello Paes de Vasconcellos, who was a member of the prior audit committee and is a member of the new audit committee, was previously determined by our Board of Directors to be an "audit committee financial expert," as that term is defined in Item 16A of Form 20-F, and to be independent in his capacity as a member of the prior audit committee. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Paes de Vasconcellos. Mr. Paes de Vasconcellos is also an expert in accordance with Portuguese requirements.

ITEM 16B—CODE OF ETHICS

        Our Board of Directors has adopted a Code of Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. In addition, the Board of Directors adopted has a Code of Ethics applicable to its financial officers. Both Codes of Ethics are publicly available on our official website at www.telecom.pt. Copies of the Codes of Ethics are also available without charge upon request to our Investor Relations office.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2006 and 2007, the remuneration of our independent auditors was as follows.

	2006		2007
	€	%	€	%
Audit Fees	1,686,520	60%	1,857,274	79%
Audit-Related Fees(1)	679,890	24%	277,978	12%
Tax Fees(2)	52,003	2%	18,900	1%
Other Fees(3)	382,455	14%	194,911	8%
Total	2,800,868	100%	2,349,143	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions, (ii) training sessions and (iii) IT reviews.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
The Other Fees category includes fees related to (i) support in the compilation of real estate information, (ii) training certain members of management and (iii) support in the establishment of a tax department.

        Our Audit Committee is responsible for appointing (including the approval of all audit services), hiring and firing the independent auditors; pre-approving all non-audit services, including a review of the scope, planning and resources available for the performance of the audit and permissible non-audit services; and establishing the compensation of the independent auditors, including the fees, terms and conditions for the performance of audit and non-audit services.

        Annually, our Audit Committee reviews a report of the independent auditors that details, among other things, all relationships existing between Portugal Telecom and its independent auditors, including a detailed description of all services rendered to Portugal Telecom.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2007, we had outstanding equity swaps with respect to 20,640,000 of our own shares in connection with the share buyback program announced in April 2005. As of December 31, 2007, we had outstanding equity swaps with respect to 10,016,214 of our own shares in connection with our new share buyback program approved at the General Meeting of Shareholders held on April 27, 2007.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of 2007 Share Buyback Program	(d) Maximum Number (or Approximate Value) of Shares that May Yet Be Purchased Under the 2007 Share Buyback Program
January 1 – August 31, 2007	None
September 1 – 30, 2007(1)	103,056,500	€10.19	103,056,500	€1.05 billion
October 1 – December 31, 2007	None

(1)
As part of our share buyback program, on September 28, 2007, we acquired a total of 103,056,500 of our own shares at an average price of €10.19 per share for a total amount of €1.05 billion. As announced in 2007, the total amount of this program is €2.1 billion, with the maximum amount of shares that may yet to be purchased under the program depending on the acquisition price of the shares.

        On March 20, 2008, under the terms of our share buyback program, we acquired 83,204,823 of our own shares through the physical exercise of equity swaps, including 38,720,695 shares at an average price of €8.6156 and 44,484,128 shares at an average price of €8.5045. After these purchases, the approximate value of the shares that may yet be purchased under the 2007 share buyback program is approximately €338 million.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements."

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

        The financial pages in this Annual Report on Form 20-F include unaudited financial statements of UOL, one of our equity investees, for the year ended December 31, 2007 and audited financial statements of UOL for the years ended December 31, 2006 and 2005.

ITEM 19—EXHIBITS

1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on March 24, 2008.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, incorporated by reference to Exhibit A of Portugal Telecom, SGPS, S.A.'s Registration Statement on Form F-6 (File No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Banco Millennium BCP Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Calyon, Merrill Lynch International, Morgan Stanley & Co. International Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, Citigroup Global Markets Limited and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.3
Fifth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.4
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.5
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (New York), Citibank N.A. (London), The Bank of New York, BNP Paribas Luxembourg and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.5 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

2.6
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between PT Comunicações, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.6 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.7
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
2.8
Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
2.9
Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, incorporated by reference to Exhibit 2.11 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.10
Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, SGPS, S.A., incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.11
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, SGPS, S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.12
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 3.75% Notes due 2012, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

2.13
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.13 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.14
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.50% Notes due 2025, dated June 15, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citigroup Global Markets Limited, incorporated by reference to Exhibit 2.14 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.15
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS, S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS, S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
4.1
Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, SGPS, S.A. and Telesp Celular S.A. (English translation), incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File No. 001-13758).
4.2
Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File No. 001-13758).
4.3
Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment, which has been granted), incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on April 21, 2006 (File No. 001-13758).
4.4
Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
4.5
Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.6
Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese State and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

4.7
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese State, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
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

        There are omitted from the exhibits filed with or incorporated by reference into this Annual Report on Form 20-F certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

*
We have concluded that our interest in UOL represented a significant portion of our net income from continued operations before change in accounting principles under U.S. GAAP for purposes of Rule 3-09 of Regulation S-X for the year ended December 31, 2005. Consequently, we are including in this Annual Report (1) unaudited financial statements of UOL for the year ended December 31, 2007, (2) audited financial statements of UOL for the years ended December 31, 2006 and 2005 and (3) a summary of certain differences between Accounting Practices Adopted in Brazil and IFRS applicable to UOL.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Portugal Telecom, SGPS, S.A. and subsidiaries at December 31, 2007 and 2006, and the results of their operations, recognized income and expense and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & ASSOCIADOS, SROC S.A. DELOITTE & ASSOCIADOS, SROC S.A. Lisbon, Portugal March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated March 28, 2008 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & ASSOCIADOS, SROC S.A. DELOITTE & ASSOCIADOS, SROC S.A. Lisbon, Portugal March 28, 2008

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006	2005
CONTINUING OPERATIONS
REVENUES
Services rendered	6	5,625,495,438	5,245,888,869	5,320,424,060
Sales	6	442,466,483	426,230,971	413,787,812
Other revenues	6	80,447,271	93,167,779	89,756,814

		6,148,409,192	5,765,287,619	5,823,968,686

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	8	638,072,873	633,477,183	623,443,949
Post retirement benefits	9.5	(65,076,144)	(72,114,978)	(21,605,155)
Direct costs	10	907,297,176	724,870,453	716,316,694
Costs of products sold	11	656,149,583	580,619,498	639,493,370
Support services		233,571,798	202,072,507	202,255,935
Marketing and publicity		147,246,817	138,301,415	164,681,652
Supplies and external services	12	945,616,627	928,511,310	872,264,058
Indirect taxes	14	201,825,104	175,910,937	165,235,433
Provisions and adjustments	39	127,033,719	216,636,355	161,575,335
Depreciation and amortisation	33 and 34	1,123,064,739	1,130,713,808	1,058,749,203
Curtailment costs, net	9.5	275,619,171	18,962,004	314,309,785
Gains on disposals of fixed assets, net		(2,795,990)	(5,149,008)	(1,718,613)
Other costs, net	15	45,071,936	115,399,995	22,154,202

		5,232,697,409	4,788,211,479	4,917,155,848

Income before financial results and taxes		915,711,783	977,076,140	906,812,838
Net interest expense	16	197,368,292	220,073,341	251,494,349
Net foreign currency exchange losses (gains)		12,427,018	(4,467,691)	(42,024,073)
Net gains on financial assets and other investments	17	(248,783,007)	(18,333,763)	8,765,996
Equity in earnings of associated companies, net	31	(126,127,657)	(130,605,856)	(234,686,264)
Net other financial expenses	18	48,316,434	51,778,746	66,941,533

		(116,798,920)	118,444,777	50,491,541

Income before taxes		1,032,510,703	858,631,363	856,321,297
Income taxes	19	243,277,665	(21,364,371)	288,090,025

Net income from continuing operations		789,233,038	879,995,734	568,231,272

DISCONTINUED OPERATIONS
Net income from discontinued operations	20	45,474,124	74,132,079	120,724,350

NET INCOME		834,707,162	954,127,813	688,955,622

Attributable to minority interests	21	92,847,426	87,368,156	34,970,803
Attributable to equity holders of the parent	23	741,859,736	866,759,657	653,984,819
Earnings per share from total operations
Basic	23	0.71	0.78	0.57
Diluted	23	0.67	0.73	0.53
Earnings per share from continued operations
Basic	23	0.69	0.74	0.50
Diluted	23	0.66	0.69	0.47

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET

31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006
ASSETS
Current Assets
Cash and cash equivalents		664,642,854	548,464,617
Short-term investments	24	1,170,293,202	1,535,233,729
Accounts receivable—trade	25	1,307,429,771	1,181,912,412
Accounts receivable—other	26	128,745,389	218,912,177
Inventories	27	160,592,407	130,280,564
Taxes receivable	28	239,111,584	211,747,572
Prepaid expenses	29	106,526,815	121,714,749
Other current assets	30	38,979,994	50,405,004

Total current assets		3,816,322,016	3,998,670,824

Non-Current Assets
Accounts receivable—trade		1,289,741	916,813
Accounts receivable—other	26	4,352,233	15,237,939
Taxes receivable	28	148,340,234	124,531,128
Prepaid expenses		6,822,888	2,628,424
Investments in group companies	31	538,080,641	499,098,279
Other investments	32	27,235,420	132,391,079
Intangible assets	33	3,383,123,427	3,490,881,263
Tangible assets	34	3,585,397,171	3,942,033,190
Post retirement benefits	9.3	134,060,599	134,060,519
Deferred taxes	19	992,880,357	1,167,007,154
Other non-current assets	30	484,266,159	663,792,688

Total non-current assets		9,305,848,870	10,172,578,476

Total assets		13,122,170,886	14,171,249,300

LIABILITIES
Current Liabilities
Short-term debt	35	1,256,085,485	1,372,724,030
Accounts payable	36	1,108,882,163	1,115,089,223
Accrued expenses	37	641,050,928	680,217,532
Deferred income	38	286,056,467	215,738,311
Taxes payable	28	381,956,714	316,962,828
Provisions	39	123,340,200	105,151,491
Other current liabilities	40	67,308,947	82,495,889

Total current liabilities		3,864,680,904	3,888,379,304

Non-Current Liabilities
Medium and long-term debt	35	4,960,675,814	4,467,537,132
Taxes payable	28	31,172,618	25,787,484
Deferred income		1,413,069	380,097
Provisions	39	111,833,374	102,633,567
Post retirement benefits	9.3	1,463,932,239	1,807,570,587
Deferred taxes	19	84,880,140	90,377,817
Other non-current liabilities	40	521,772,540	682,545,374

Total non-current liabilities		7,175,679,794	7,176,832,058

Total liabilities		11,040,360,698	11,065,211,362

SHAREHOLDERS' EQUITY
Share capital	41	30,774,000	395,099,775
Treasury shares	41	(323,178,913)	(187,612,393)
Legal reserve	41	6,773,139	82,706,881
Reserve for treasury shares	41	3,091,695	—
Accumulated earnings	41	1,620,761,976	1,965,055,467

Equity excluding minority interests		1,338,221,897	2,255,249,730
Minority interests	21	743,588,291	850,788,208

Total equity		2,081,810,188	3,106,037,938

Total liabilities and shareholders' equity		13,122,170,886	14,171,249,300

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006	2005
Income and expenses recognized directly in shareholders' equity
Post retirement benefits
Net actuarial gains	9.6	285,237,065	319,415,213	(730,276,049)
Tax effect	19	(75,588,720)	(100,691,917)	199,547,931
Financial instruments and investments
Hedge accounting
Change in fair value		3,685,028	32,537,381	(128,949)
Transferred to profit and loss	42	(8,287,000)	(6,938,643)	185,431
Investments available for sale:
Changes in fair value	32	15,682,412	19,831,643	5,105,810
Transferred to profit and loss on sale	17	(38,650,508)	—	(5,920,000)
Tax effect	19	7,306,068	(12,223,825)	208,370
Foreign currency translation adjustments(i)		204,087,132	(76,506,877)	709,866,542
Other expenses recognized directly in shareholders' equity, net(ii)		(1,830,620)	(3,353,908)	(8,914,404)

		391,640,857	172,069,067	169,674,682
Income recognized in the consolidated income statement		834,707,162	954,127,813	688,955,622

Total income recognised		1,226,348,019	1,126,196,880	858,630,304

Attributable to minority interests		92,847,426	87,368,156	34,970,803
Attributable to equity holders of the parent		1,133,500,593	1,038,828,724	823,659,501

(i)
Gains recorded in 2007 are mainly related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.5963 as at 31 December 2007, while losses recorded in 2006 are primarily related to the devaluation of the Real against the Euro from 2.744 as at 31 December 2005 to 2.8118 as at 31 December 2006. Gains recorded in 2005 are primarily related to the appreciation of the Real against the Euro from 3.6147 as at 31 December 2004 to 2.744 as at 31 December 2005.

(ii)
In 2007 and 2006, current income taxes recognised directly in shareholders' equity amounted to Euro 4,437,430 and Euro 2,667,726, respectively (Note 28), and are related to the tax effect on the gains obtained on the equity swaps over Portugal Telecom's own shares.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006	2005
OPERATING ACTIVITIES
Collections from clients		7,070,397,265	6,763,769,410	6,503,131,136
Payments to suppliers		(3,653,519,418)	(3,277,388,237)	(3,411,857,036)
Payments to employees		(654,757,374)	(653,682,324)	(625,591,295)
Payments relating to income taxes	44.a	(206,528,920)	(51,626,295)	(67,361,504)
Payments relating to post retirement benefits	9.4	(284,159,570)	(580,789,898)	(699,806,967)
Payments relating to indirect taxes and other	44.b	(610,407,039)	(572,755,719)	(534,931,734)

Cash flow from operating activities from continued operations		1,661,024,944	1,627,526,937	1,163,582,600
Cash flow from operating activities from discontinued operations	20	198,182,708	194,134,513	228,717,368

Cash flow from operating activities(1)		1,859,207,652	1,821,661,450	1,392,299,968

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	44.c	25,017,800,206	20,265,198,328	10,933,899,233
Financial investments	44.d	239,646,906	2,435,335	203,258,045
Tangible and intangible assets		15,424,276	12,456,930	12,449,589
Interest and related income		246,999,708	237,362,095	257,194,911
Dividends	44.e	94,799,920	34,267,817	20,392,342
Other investing activities	44.f	130,710,004	54,285,892	13,771,491

		25,745,381,020	20,606,006,397	11,440,965,611

Payments resulting from
Short-term financial applications	44.c	(24,652,859,679)	(18,501,169,649)	(12,727,737,929)
Financial investments	44.g	(3,342,537)	(93,174,205)	(25,752,785)
Tangible fixed assets		(756,401,882)	(723,195,587)	(655,233,729)
Other investing activities		(17,214,795)	(29,382,265)	(14,727,850)

		(25,429,818,893)	(19,346,921,706)	(13,423,452,293)

Cash flow from investing activities related to continued operations		315,562,127	1,259,084,691	(1,982,486,682)
Cash flow from investing activities related to discontinued operations	20	(79,620,931)	(122,394,941)	71,746,454

Cash flow from investing activities(2)		235,941,196	1,136,689,750	(1,910,740,228)

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	44.h	9,032,800,130	16,282,847,588	24,236,125,506
Increases in share capital and paid-in surplus	44.h	—	—	12,798,336
Subsidies		1,781,572	1,823,692	5,202
Other financing activities		220,786	39,292	17,823,141

		9,034,802,488	16,284,710,572	24,266,752,185

Payments resulting from
Loans repaid	44.h	(8,809,340,609)	(18,016,333,731)	(22,268,265,687)
Lease rentals (principal)		(17,089,599)	(12,790,988)	(7,014,166)
Interest and related expenses		(491,753,664)	(552,211,935)	(478,449,079)
Dividends	44.i	(552,726,968)	(552,208,352)	(419,138,022)
Acquisition of treasury shares	41.3	(1,050,271,924)	—	(340,455,888)
Other financing activities	44.j	(46,962,926)	(81,046,857)	(61,048,014)

		(10,968,145,690)	(19,214,591,863)	(23,574,370,856)

Cash flow from financing activities related to continued operations		(1,933,343,202)	(2,929,881,291)	692,381,329
Cash flow from financing activities related to discontinued operations	20	(20,267,540)	(85,489,101)	(102,193,634)

Cash flow from financing activities(3)		(1,953,610,742)	(3,015,370,392)	590,187,695

Cash and cash equivalents at the beginning of the period		548,464,617	612,158,485	428,119,004
Change in cash and cash equivalents (4)=(1)+(2)+(3)		141,538,106	(57,019,192)	71,747,434
Effect of exchange differences		23,442,726	(6,674,676)	103,849,227
Cash and cash equivalentes of discontinued operations as of the disposal dates		(48,802,595)	—	8,442,819

Cash and cash equivalents at the end of the period		664,642,854	548,464,617	612,158,485

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2007

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

        As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom' s share capital is mainly owned by private shareholders. As at 31 December 2007, the Portuguese State owned, directly or indirectly, 8.44% of the total ordinary shares and all of the A Shares of Portugal Telecom (Note 41.1).

        The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

Continued operations

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications services in Portugal and abroad, including Brazil.

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

        ISP services for residential clients and small and medium companies are rendered through PT.com—Comunicações Interactivas, SA ("PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

        Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, SA ("TMN"), under a GSM license granted by the Portuguese State in 1992 (period of 15 years), renewed in 2007 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (period of 15 years).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

1. Introduction (Continued)

        In Brazil, the Group renders mobile telecommunications services through Brasilcel NV ("Brasilcel" or "Vivo"), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA—"PT Móveis") and Telefónica (through Telefónica Móviles, SA) to join the mobile operations of each group. Currently, Brasilcel, through its company Vivo, SA, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, and eleven states in the Midwestern and Northern regions of Brazil. On 3 August 2007, Vivo Participações, SA (a holding company listed on São Paulo stock exchange that is held by Brasilcel and controls Vivo, SA) signed a stock purchase agreement with Telpart Participações S.A. ("Telpart") to acquire control of Telemig Celular Participações S.A. ("Telemig Celular") and Tele Norte Celular Participações S.A. ("Tele Norte Celular"), providers of mobile telecommunication services in the Brazilian State of Minas Gerais and in the Amazon region Under this purchase agreement, Vivo Participações, S.A. will acquire 22.72% and 19.34% of total capital of Telemig Celular and Tele Norte Celular, respectively, for an aggregate amount of R$ 1.2 billion, subject to certain price adjustments. In addition, Vivo Participações, SA will acquire from Telpart certain subscription rights for an aggregate amount of R$ 87 million. On 23 October 2007, ANATEL (the Brazilian telecom regulator) approved the acquisition of Telemig Celular by Vivo Partcipações SA. At 31 December 2007, the conclusion of the transaction was subject to ANATEL approval of the acquisition of Tele Norte Celular and relating to Telepart's share capital to ratification by general shareholders' meetings of Vivo and Telpart, among other customary closing conditions, which were not in place as at 31 December 2007. On 20 December 2007, Vivo Partcipações SA reached an agreement with Telemar Norte Leste, SA for the disposal of Tele Norte Celular, which will be acquired by Vivo Partcipações SA from Telepart under the stock purchase agreement signed on 3 August 2007. On 5 March 2008, ANATEL has granted its consent for the transfer of shares of Tele Norte Celular to Vivo Partcipações SA and the subsequent consent for the transfer of the same shares to Tele Norte Leste, SA.

Discontinued operations (Note 20)

        PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, SA ("PT Multimedia"—recently renamed "ZON Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, SA") was the Group's subsidiary for multimedia operations. Through its subsidiary TV Cabo Portugal, SA, PT Multimedia renders cable and satellite television services and voice and internet access services in mainland Portugal, Madeira and Azores. PT Multimedia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA and the distribution and exhibition of movies through Lusomundo Cinemas, SA. At the last Annual General Meeting of Portugal Telecom held on 27 April 2007, it was approved the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

        On 7 November 2007 Portugal Telecom concluded the distribution to its shareholders of its interest in PT Multimédia.

        The net income of this business in 2005, 2006 and in 2007 until the conclusion of the spin-off was presented in the consolidated income statement under the caption "Net income from discontinued operations" (Note 20).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

1. Introduction (Continued)

        The consolidated financial statements for the year ended 31 December 2007 were approved by the Board of Directors and authorized for issue on 27 February 2008.

2. Basis of presentation

        Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

        The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-endorsed IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2007, 2006 and 2005, there were no unendorsed standards effective as of and for the years ended 31 December 2007, 2006 and 2005, respectively, that could have affected these consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB in terms of their application to Portugal Telecom. Accordingly, Portugal Telecom's financial statements as of and for the years ended 31 December 2007, 2006, and 2005 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        Consolidated financial statements have been prepared assuming the continuity of operations, based on the accounting records of all subsidiaries (Exhibit I).

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

        The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption "Minority interests" (Note 21).

        Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007
(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

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

        All intra-group transactions, balances, income and expenses are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

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

        Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group's share in the results of the associated company, recorded as part of financial results under the caption "Equity in earnings of associated companies, net"(Note 31). In addition, these financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Any excess of the cost of acquisition over the Group's share of the fair value of net assets acquired and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

        Dividends received from associated companies are recorded as a reduction in the value of financial investments.

        Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group's interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale and disposal groups

        Non-current assets and disposal groups are classified as held for sale or as a discontinued operation when the asset or the group of assets will be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i) the subject transaction is highly probable, and the asset or group of assets is available for immediate sale or to be transferred in its present condition; (ii) the Group has assumed a commitment to the subject of transaction; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount or the fair value less costs to sell.

Goodwill

        Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

        Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption "Cumulative foreign currency translation adjustments".

        Goodwill related to associated companies is recognised under the caption "Investments in group companies" (Note 31), and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption "Intangible assets" (Note 33). Goodwill is not amortised, but tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

b)    Changes in the consolidated Group

        During 2007, there were no significant changes in the consolidated Group except for the spin-off of PT Multimedia mentioned above.

        During 2006 the main change in the consolidated Group was the inclusion of Mobile Telecommunications Limited ("MTC"), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC, under which Portugal Telecom has the power to set and control financial and operating policies of this company. Accordingly, Portugal Telecom consolidated MTC's assets, liabilities and results as from the date the control has been transferred (September 2006). Portugal Telecom's consolidated financial statements include MTC's assets and liabilities as at 31 December 2007 and 2006 and its results for the year ended 31 December 2007 and for the four months period from 1 September 2006 to 31 December 2006. The assets and liabilities from MTC as at 1 September 2006, when it was included for the first time in the consolidation, are as follows:

	Fair value of net assets acquired	Fair value of intangible assets identified(i)	Total
ASSETS
Current assets	66,062,847	—	66,062,847
Intangible assets	7,037,337	7,085,832	14,123,169
Tangible assets	47,680,742	—	47,680,742
Other non-current assets	605,639	—	605,639

Total assets	121,386,565	7,085,832	128,472,397

LIABILITIES
Current liabilities	11,240,416	—	11,240,416
Other non-current liabilities	14,795,400	2,480,041	17,275,441

Total liabilities	26,035,816	2,480,041	28,515,857

Total net assets acquired			99,956,540
			34%

PT's share of net assets acquired			33,985,224

    (i)
    In the purchase price allocation, Portugal Telecom has identified intangible assets not included in MTC's financial statements, related to the license that allows MTC to operate in the Namibian telecommunications market. The related tax effect amounted to Euro 2,480,041.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Portugal Telecom has made the following purchase price allocation related to the acquisition of MTC:

Shareholders' agreement(i)	34,163,176
PT's share of net assets acquired	33,985,224
Goodwill	40,499,689

Purchase price	108,648,089

    (i)
    This caption relates to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to set and control financial and operating policies of this company. The fair value of this agreement was determined based on the comparison between the purchase price of Portugal Telecom's acquisition of a 34% stake in MTC's share capital and the payable price of a previous transaction with former shareholders of MTC, since the main difference between those transactions is related to the power to control this company.

3. Summary of significant accounting policies, judgments and estimates

a)    Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b)    Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, recorded in net income of the period the loss occurs under the caption "Cost of products sold". Usually these losses are related to technological obsolescence and lower rotation.

c)     Tangible assets

        Tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 39). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during their expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	4 - 40
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

        Estimated losses resulting from the replacement of equipment before the end of their economic useful lives are recognised as a deduction to the corresponding asset's carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

        From the moment certain tangible assets meet the criteria for being classified as "held for sale", no additional amortization is recognized and those assets are classified as current assets available for sale The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in the income statement under the caption "Gains on disposals of fixed assets, net" when occurred.

d)    Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

        Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights and software licenses.

        Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

        Telecommunications licenses:

•	Band A and Band B licenses held by Vivo	Period of the license
•	Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
•	UMTS license owned by TMN	Period of the license (until 2015)
Satellite capacity acquisition rights		Period of the contracts (until 2015)
Software licenses		3 - 6
Other intangible assets		3 - 8

        Following the business combination of MTC undertaken at the end of 2006 (Note 2.b), Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible asset is not amortized but is subject to annual impairment tests. The main factors considered to determine that this intangible does not have a definite useful life were as follows:

  (a)
  The expected use of the asset by the entity is directly related to the shareholders' agreement's duration, which is indefinite;

  (b)
  The shareholders' agreement relates only to the life of the operations of MTC, which is also considered indefinite, as provided for in MTC's by-laws. There is no relation between the expected useful life of another group of assets and the useful life of the intangible asset; and

  (c)
  There were no legal, regulatory, or contractual provisions stipulated in the agreement that would limit its useful life.

e)     Investment property

        Investment property includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

        Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in income statement of the period.

f)     Impairment of tangible and intangible assets, excluding goodwill

        The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal and mobile in Brazil. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

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

        Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

        Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 39). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption "Net interest expense".

        Provisions are updated on the balance sheet date, considering the best estimate of the Group's management.

h)    Pension benefits

        Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA ("PT SI") are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

        The amount of the Group's liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders' equity.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur. Those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption "Curtailment costs, net".

        Pension and pension supplement liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation ("PBO") related to pensions deducted from the fair value of pension fund assets and any prior years' service gains or losses not yet recognised.

        Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i)     Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 9.2).

        The amount of the Group's liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders' equity.

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption "Curtailment costs, net".

        Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years' service gains or losses not yet recognised.

j)     Pre-retirement and suspended employees

        In connection with the programs related to employees that are under a suspended contract agreement, or that have pre-retired, the Group recognizes a liability in the balance sheet, which is recorded in the income statement under the caption "Curtailment costs, net". This liability reflects the total responsibilities for the payment of salaries up to the retirement date and for pensions, pension supplements and health care expenses after that date, which are determined based on actuarial studies (Note 9).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

k)    Grants and subsidies

        Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy's program.

        Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

        Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)     Financial assets and liabilities

        Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

  (i)
  Loans and receivables (Notes 25 and 26)

          Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are computed basically based on (a) the aging of the receivables and (b) the credit profile of specific customers.

  (ii)
  Available for sale investments (Note 32)

          Available for sale investments are those related to listed or quoted shares held by the Group and in connection with which the Company does not have a strategic interest. Available for sale investments are classified as non-current assets (Note 32).

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

          Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

  (iii)
  Financial liabilities and equity instruments

          Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

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

  (iv)
  Bank loans (Note 35)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including premiums paid upfront, is recognised when incurred.

  (v)
  Accounts payable (Note 36)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (vi)
  Derivative financial instruments and hedge accounting (Note 42)

          The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to contract derivative financial instruments to hedge those risks, subject to analysis and Executive Board approval.

          Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

  Hedge accounting

          The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, Portugal Telecom for accounting purposes classifies certain derivative financial instruments as fair value and cash flow hedges.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

  recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Hedge accounting" is transferred to net income.

          Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as "derivatives held for trading" and recognised in net income.

  (vii)
  Treasury shares (Note 41)

          Treasury shares are recognised as a deduction to shareholders' equity, under the caption "Treasury shares" at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under "Accumulated earnings".

          Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

  (viii)
  Cash and cash equivalents and short term investments (Note 24)

          Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

          In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption "Short-term debt".

          Short term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

  (ix)
  Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company's financial statements. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 30), and non-current liabilities include the future payments under the leasing contract (Note 40). As at the balance sheet date, those amounts are measured at fair value.

          Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

m)   Own work capitalized

        Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

  •
  the tangible assets are identifiable;

  •
  the tangible assets will generate future economic benefits which can be reliably estimated; and

  •
  development expenses can be reliably measured.

        The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

        Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n)    Leasings (the company as a lessee)

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 13). The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 35). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o)    Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

        Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

        The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

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

        Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações's telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

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

        Revenues from Pay-TV result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) rental of equipment is recognised in the period it is rented; and (iii) sale of equipment is recognised at the moment of sale.

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

  •
  Assets and liabilities at exchange rates prevailing at the balance sheet date;

  •
  Profit and loss items at average exchange rates for the reported period;

  •
  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

  •
  Share capital, reserves and retained earnings at historical exchange rates.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

        The effect of translation differences is recognised in shareholders' equity under the caption "Foreign currency translation adjustments" and included in the Statement of Recognised Income and Expenses.

        The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency translation adjustments" to "Accumulated earnings". As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders' equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of.

r)     Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s)     Cash flow statement

        The consolidated statement of cash flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under "Short-term debt".

        Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments in associated companies, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)     Subsequent events (Note 47)

        Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

circunstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements, are as follows:

  (a)
  Post retirement benefits—The present value of the post retirement obligation is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 9.

  (b)
  Goodwill impairment analysis—Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in these estimates.

  (c)
  Valuation and useful life of intangible assets—Portugal Telecom has made assumptions in relation to the potencial future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets.

  (d)
  Recognition of provisions and adjustments—Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment is made to determine whether a provision should be recorded for these contingencies (Note 46). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivables differ from business to business.

  (e)
  Assessment of the fair value of financial instruments—Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and of the assets. In this process, Portugal Telecom applies the valuations techniques commonly used by market practitioners and uses assumptions based on market rates.

        Estimates used are based on the best information available during the preparation of the consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

4. Changes in accounting policies and estimates

        During the year 2007, no changes occurred in the accounting policies used by the Group, when compared to those ones used in 2006.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

        The only new standard adopted by Portugal Telecom during the year ended 31 December 2007 was "IFRS 7—Financial instruments". The impact of adopting this standard consisted in including additional disclosures related to financial instruments (Note 42).

        In addition, when the Board of Directors approved these financial statements, the following standards and interpretations, not yet adopted by Portugal Telecom, had been issued, but their application is only being required in subsequent years:

  •
  IAS 23 (revised)—Borrowing costs (years started on or after 1 January 2009);

  •
  IFRS 8—Segment reporting (years started on or after 1 January 2009);

  •
  IFRIC 11—Treasury share transactions (years started on or after 1 March 2007);

  •
  IFRIC 12—Concession contracts (years started on or after 1 January 2008);

  •
  IFRIC 13—Loyalty programs (years started on or after 1 July 2008);

  •
  IFRIC 14—Defined benefits (years started on or after 1 January 2008);

  •
  IAS 1 (revised)—Presentation of financial statements (years started on or after 1 January 2009);

  •
  IAS 27 (revised)—Consolidated and seperate financial statements (years started on or after 1 July 2009);

  •
  IAS 28 (revised)—Investimentos in associates (years started on or after 1 July 2009);

  •
  IAS 31 (revised)—Interests in joint ventures (years started on or after 1 July 2009);

  •
  IAS 32 (revised)—Financial instruments: presentation (years started on or after 1 January 2009);

  •
  IFRS 2 (revised)—Share-based payments (years started on or after 1 January 2009); and

  •
  IFRS 3 (revised)—Business combinations (years started on or after 1 July 2009).

        The possible impact of adopting the above standards and interpretations in future years has not been fully assessed by Portugal Telecom.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2007 and 2006, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	2007	2006
Argentine peso	4.6386	4.0474
Australian dollar	1.6757	1.6691
Botswana pula	8.9056	7.9313
Brazilian real	2.5963	2.8118
British pound	0.73335	0.6715
Canadian dollar	1.4449	1.5281
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	10.7524	10.009
Danish krone	7.4583	7.456
Hong Kong dollar	11.48	10.2409
Hungarian forint	253.7300	251.7700
Japanese yen	164.9300	156.9300
Kenyan shilling	93.552	91.6632
Macao pataca	11.8244	10.5481
Moroccan dirham	11.4042	11.1354
Mozambique metical	34.8300	34.4700
Namibian dollar	10.0298	9.2124
Norwegian krone	7.9580	8.2380
São Tomé Dobra	20,947.9	17,222.3
South African rand	10.0298	9.2124
Swedisk krone	9.4415	9.0404
Swiss franc	1.6547	1.6069
Ugandan shilling	2,499.6	2,292.2
US Dollar	1.4721	1.317

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years 2007, 2006 and 2005, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	2007	2006	2005
Argentine peso	4.3073	3.8875	3.6292
Botswana pula	8.4729	7.3955	6.3584
Brazilian real	2.6661	2.7315	3.0406
Cape Verde Escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9581
Chinese Yuan Renmimbi	10.4294	10.3807	10.1955
Hungarian forint	251.3667	264.1325	248.0433
Kenyan shilling	92.6231	90.8083	93.2484
Macao pataca	11.037	10.0475	9.9745
Moroccan dirham	11.2352	11.0362	11.0088
Mozambique metical	35.5658	32.1779	28.3866
Namibian dollar	9.6837	7.7668	7.8663
São Tomé Dobra	18,737.3	15,735.4	13,161.9
Swiss franc	1.6438	1.5731	1.5483
Ugandan shilling	2,369.8	2,310.2	2,203.7
US Dollar	1.3732	1.2557	1.2448

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

6. Revenues

        Consolidated revenues by reportable segment in 2007, 2006 and 2005, are as follows:

	2007	2006	2005
Wireline (Note 7.a)	1,843,549,443	1,952,996,699	2,085,089,364
Services rendered (Note 3.p)	1,784,077,277	1,903,558,954	2,038,058,075
Sales(i)	40,062,027	32,105,763	33,793,597
Other revenues(ii)	19,410,139	17,331,982	13,237,692
Domestic Mobile—TMN (Note 7.b)	1,464,603,409	1,426,182,034	1,457,059,371
Services rendered (Note 3.p)	1,321,677,241	1,290,765,345	1,307,841,590
Sales(i)	135,300,250	126,042,387	142,208,295
Other revenues(ii)	7,625,918	9,374,302	7,009,486
Brazilian Mobile—Vivo (Note 7.c)	2,462,940,843	2,104,711,912	2,036,977,437
Services rendered (Note 3.p)	2,157,218,441	1,789,759,729	1,737,785,061
Sales(i)	258,068,670	254,752,333	233,836,060
Other revenues(ii)	47,653,732	60,199,850	65,356,316
Other businesses(iii)	377,315,497	281,396,974	244,842,514
Services rendered	362,522,479	261,804,841	236,739,334
Sales	9,035,536	13,330,488	3,949,860
Other revenues	5,757,482	6,261,645	4,153,320

	6,148,409,192	5,765,287,619	5,823,968,686

    (i)
    These captions include mainly the sales of terminal equipment (fixed telephones and modems) of the wireline business and terminal mobile equipment of TMN and Vivo.

    (ii)
    Other revenues include mainly the benefits from contractual penalties imposed on customers, rentals of equipment and of other own infra-structure, and revenues resulting from consultancy projects.

    (iii)
    This caption is related to services rendered and sales primarily from MTC (mobile operator in Namíbia), Mobitel (call center operation in Brazil) and Cabo Verde Telecom (telecommunications operator).

        Consolidated revenues in 2007, 2006 and 2005 by geographic area, are as follows:

	2007	2006	2005
Portugal	3,397,647,288	3,460,826,637	3,635,260,815
Brazil	2,528,111,431	2,165,975,225	2,104,700,808
Other countries	222,650,473	138,485,757	84,007,063

	6,148,409,192	5,765,287,619	5,823,968,686

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting

        Portugal Telecom's primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments from the continuing operations as at 31 December 2007, 2006 and 2005 are as follows:

  a.
  Wireline (including Retail, Wholesale and Data and Corporate);

  b.
  Domestic Mobile (TMN); and

  c.
  Brazilian Mobile (Vivo).

        The Wireline segment includes PT Comunicações, PT Prime, PT.com and PT Corporate.

        In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the "Domestic Mobile" and "Brazilian Mobile", due to the differences between licenses and technologies of both. In terms of technology, GSM/UMTS is the technology used by TMN, while CDMA is the main technology used by Vivo. Also, the telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support Portugal Telecom's decision to establish the two different businesses.

        Portugal Telecom's secondary basis of segmentation is geographical, under which it distinguishes three segments:

  a.
  Portugal;

  b.
  Brazil; and

  c.
  Other countries.

        Segment information for the years 2007, 2006 and 2005 is presented below.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

a)    Wireline

        Income statements of this reportable segment for the years 2007, 2006 and 2005 are as follows:

	2007	2006	2005
REVENUES
Services rendered—external customers (Note 6)	1,784,077,277	1,903,558,954	2,038,058,075
Services rendered—inter-segment	106,630,112	108,723,206	120,162,053
Sales—external customers (Note 6)	40,062,027	32,105,763	33,793,597
Sales—inter-segment	472,987	679,411	359,667
Other revenues—external customers (Note 6)	19,410,139	17,331,982	13,237,692
Other revenues—inter-segment	11,764,082	9,382,218	7,945,409

	1,962,416,624	2,071,781,534	2,213,556,493

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	252,859,780	271,970,593	286,713,146
Post retirement benefits(i)	(65,301,000)	(71,553,000)	(21,799,000)
Direct costs	354,011,295	356,128,163	393,993,908
Costs of products sold	37,632,031	32,678,000	33,760,128
Marketing and publicity	36,247,639	39,630,306	42,372,712
Support services	114,137,429	116,995,350	132,809,415
Supplies and external services	213,355,242	210,004,952	223,554,136
Indirect taxes	5,480,850	5,891,200	6,714,148
Provisions and adjustments	5,203,944	37,183,186	(13,827,539)
Depreciation and amortisation	323,606,387	355,521,631	358,878,101
Work force reduction program costs(ii)	274,849,277	6,091,803	314,309,785
Net gains on disposals of fixed assets	(9,290,728)	(2,617,722)	(3,599,054)
Other costs, net	16,814,997	14,015,578	4,773,024

	1,559,607,143	1,371,940,040	1,758,652,910

Income before financial results and taxes	402,809,481	699,841,494	454,903,583
Net interest expenses (income)	2,081,218	(93,455)	(9,102,034)
Net foreign currency exchange losses	1,106,563	1,740,579	(275,932)
Net gains on financial assets and other investments	(1,415,656)	(1,445,020)	(2,109,291)
Equity in earnings of affiliated companies, net	—	—	3,583,587
Net other financial expenses	1,390,107	967,217	4,287,880

	3,162,232	1,169,321	(3,615,790)

Income before taxes	399,647,249	698,672,173	458,519,373
Minus: Income taxes	115,696,441	209,608,152	132,392,762

Net income	283,950,808	489,064,021	326,126,611

(i)
Post retirement benefits were negative in 2007, 2006 and 2005 due to the the recognition of prior years' service gains of Euro 110,336,000, Euro 150,556,684 and Euro 136,568,000, respectively, related to plan ammendments occurred during these years (Note 9).

(ii)
The increase in this caption is mainly due to the recognition of a gain amounting to Euro 220,417,000 in 2006 related to the impact of the termination of the Protocol with the national healthcare system under the Health Care Plan (Note 9.2) and higher costs with the work force reduction program in 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Total assets and liabilities of this segment as at 31 December 2007 and 2006 are as follows:

	2007	2006
Assets	3,937,770,341	4,203,333,498
Liabilities	3,012,740,702	3,152,213,639

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2007, 2006 and 2005 were Euro 292 million, Euro 239 million and Euro 233 million, respectively. The increase in capital expenditures in 2007 is primarily explained by a contract entered into by PT Comunicações for the acquisition of satellite capacity until 2015 for an aggregate amount of Euro 42.6 million (Note 33).

        As at 31 December 2007, 2006 and 2005, the total staff in the wireline business was 6,354, 7,181 and 7,682 employees, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

b)    Domestic Mobile—TMN

        Income statements of this reportable segment for the years 2007, 2006 and 2005 are as follows:

	2007	2006	2005
REVENUES
Services rendered—external customers (Note 6)	1,321,677,241	1,290,765,345	1,307,841,590
Services rendered—inter-segment	71,379,851	72,468,785	95,779,126
Sales—external customers (Note 6)	135,300,250	126,042,387	142,208,295
Sales—inter-segment	6,485,902	3,636,530	4,130,065
Other revenues—external customers (Note 6)	7,625,918	9,374,302	7,009,486
Other revenues—inter-segment	469,979	68,881	84,402

	1,542,939,141	1,502,356,230	1,557,052,964

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	52,728,072	56,002,890	54,156,186
Direct costs	282,600,676	292,852,093	309,366,472
Costs of products sold	179,705,328	170,555,611	192,721,138
Marketing and publicity	34,387,480	30,350,283	35,519,723
Support services	46,523,659	35,393,808	31,559,629
Supplies and external services	225,351,681	224,154,024	204,613,845
Indirect taxes	29,746,098	22,670,064	28,767,472
Provisions and adjustments	12,920,301	11,679,529	26,820,889
Depreciation and amortisation	223,605,934	220,113,746	204,863,727
Work force reduction costs	627,947	669,084	—
Net losses on disposals of fixed assets	1,212,349	25,558	3,463,068
Other costs	1,876,062	2,179,235	860,783

	1,091,285,587	1,066,645,925	1,092,712,932

Income before financial results and taxes	451,653,554	435,710,305	464,340,032
Net interest income	(10,489,597)	(5,283,072)	(426,877)
Net foreign currency exchange losses	73,674	516,813	(136,470)
Equity in losses (earnings) of affiliated companies, net	2,614	(3,385)	4,901
Net other financial expenses	1,038,056	941,236	1,056,481

	(9,375,253)	(3,828,408)	498,035

Income before taxes	461,028,807	439,538,713	463,841,997
Minus: Income taxes	123,025,875	121,484,647	126,882,972

Net income	338,002,932	318,054,066	336,959,025

        Total assets and liabilities of this segment as at 31 December 2007 and 2006 are as follows:

	2007	2006
Assets	2,433,369,333	2,496,628,387
Liabilities	1,425,678,744	1,205,928,371

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2007, 2006 and 2005 were Euro 440 million, Euro 189 million and Euro 170 million, respectively. The

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

increase in capital expenditures for this reportable segment is primarily explained by an amount of Euro 242 million (Note 33) capitalized in 2007, and is related to the commitments assumed by TMN under the UMTS license based on the agreement signed by TMN with the Portuguese Government in 2007 which determined the initiatives that will be undertaken (Note 33).

        As at 31 December 2007, 2006 and 2005, the total staff in this segment was 1,144, 1,140 and 1,184 employees, respectively.

c)     Brazilian Mobile

        Income statements of this reportable segment for the years 2007, 2006 and 2005 are as follows:

	2007	2006	2005
REVENUES
Services rendered—external customers (Note 6)(i)	2,157,218,441	1,789,759,729	1,737,785,061
Sales—external customers (Note 6)	258,068,670	254,752,333	233,836,060
Other revenues—external customers (Note 6)	47,653,732	60,199,850	65,356,316
Other operating revenues—inter-segment	15,351	—	(44,532)

	2,462,956,194	2,104,711,912	2,036,932,905

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	128,804,738	115,504,566	103,159,931
Direct costs(i)	428,423,619	248,871,761	215,423,347
Costs of products sold	449,411,844	385,151,405	420,490,506
Marketing and publicity	65,964,388	63,767,476	87,021,314
Support services	186,507,248	158,990,603	137,492,794
Supplies and external services	352,103,602	345,117,155	308,282,872
Indirect taxes	151,446,132	126,913,606	112,129,282
Provisions and adjustments	105,270,191	164,187,221	145,518,487
Depreciation and amortisation	523,077,105	505,846,599	454,175,504
Net losses (gains) on disposals of fixed assets	5,736,801	(2,431,564)	(253,830)
Other costs(ii)	2,354,339	56,528,474	4,588,077

	2,399,100,007	2,168,447,302	1,988,028,284

Income before financial results and taxes	63,856,187	(63,735,390)	48,904,621
Net interest expense(iii)	64,187,559	92,429,146	101,676,254
Net foreign currency exchange gains	(2,249,366)	(8,530,559)	(14,655,530)
Net losses (gains) on financial assets and other investments	(1,738,911)	4,103,236	50,464,091
Net other financial expenses	25,784,002	31,602,515	34,414,216

	85,983,284	119,604,338	171,899,031

Income before taxes	(22,127,097)	(183,339,728)	(122,994,410)
Minus: Income taxes	(631,639)	(156,886,220)	10,973,541

Net income	(21,495,458)	(26,453,508)	(133,967,951)

(i)
The increase in services rendered and in direct costs is primarily explained by the changes in the interconnection regulatory regime in Brazil (termination of the "Bill & Keep" regime), which led to the gross recognition of interconnection revenues and costs (Note 10).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(ii)
In 2006, this caption includes approximately Euro 51 million (Note 15) related to the adjustment of the realizable amount of CDMA equipments due to technological obsolescence.

(iii)
The change in this caption is mainly related to a gain recorded in 2006 amounting to Euro 134 million (Note 19), related to the recognition of deferred tax assets related to tax losses from previous periods, which recoverability was only achieved in 2006.

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2007, 2006 and 2005 were Euro 360 million, Euro 387 million and Euro 361 million, respectively.

        A summarized balance sheet of 50% of the assets and liabilities of Vivo as at 31 December 2007 and 2006 is presented below:

	2007	2006
Current assets	1,193,252,087	902,752,315
Intangible assets	2,303,677,393	2,245,254,964
Tangible assets	1,200,360,228	1,131,810,840
Deferred taxes	384,944,524	351,507,323
Other non-current assets	167,866,145	142,454,925

Total assets	5,250,100,377	4,773,780,367

Current liabilities	1,331,838,063	1,059,188,211
Medium and long-term debt	462,660,429	517,255,183
Other non-current liabilities	104,569,993	87,071,963

Total liabilities	1,899,068,485	1,663,515,357

        As at 31 December 2007, 2006 and 2005, the total staff in this segment (50% of Vivo) was 2,800, 2,948 and 3,042 employees, respectively.

d)    Reconciliation of revenues, net income, assets and liabilities

        In 2007, 2006 and 2005, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2007	2006	2005
Total relating to reportable segments	5,968,311,959	5,678,849,676	5,807,542,362
Total relating to other businesses(i)	668,097,060	549,720,637	467,604,335
Elimination of intragroup revenues	(487,999,827)	(463,282,694)	(451,178,011)

Total consolidated revenues	6,148,409,192	5,765,287,619	5,823,968,686

    (i)
    The increase in this caption is mainly related to the consolidation of MTC from September 2006, which contributed with Euro 120 million and Euro 41 million to Portugal Telecom's consolidated operating revenues in 2007 and 2006, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        In 2007, 2006 and 2005, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2007	2006	2005
Total relating to reportable segments	600,458,282	780,664,579	529,117,685
Total relating to other businesses(i)	22,762,416	(38,875,968)	32,205,996
Other items not included in reportable segments:
Net interest expense related to loans obtained at group level	(141,589,112)	(133,020,722)	(159,347,006)
Net foreign currency exchange gains	(13,496,147)	(1,805,476)	26,956,141
Net gains on financial assets and other investments(ii)	245,628,440	20,991,979	39,588,804
Equity in earnings of affiliated companies	126,130,271	130,602,471	238,274,752
Income tax not included in reportable segments(iii)	(5,186,988)	195,570,950	(17,840,750)

Consolidated net income	834,707,162	954,127,813	688,955,622

    (i)
    In 2007, the improvement in this caption is mainly related to: (1) the increase of MTC's contribution to Portugal Telecom's consolidated income before financial results and taxes, from Euro 19 million in 2006 to Euro 50 million in 2007, since this company was only acquired on September 2006; and (2) the reduction in expenses incurred by Portugal Telecom from the tender offer launched by Sonae, from Euro 35 million in 2006 to Euro 7 million in 2007 (Note 15).

    (ii)
    In 2007, this caption includes primarily (a) the gain of Euro 110,955,318 (Note 17) related to the disposal of a 22% stake in Africatel, the holding company that aggregates all of Portugal Telecom's interests in sub-Saharan Africa, (b) gains of Euro 38,650,508 (Note 17) related to the disposal of available for sale investments, (c) the gain of Euro 77,428,725 (Note 42) related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date, and (d) the gain of Euro 32,188,194 (Note 17) related to the financial settlement of equity swaps over own shares.

    (iii)
    In 2006, this caption includes mainly (a) the recognition of a tax credit amounting to Euro 53 million (Note 19) related to the liquidation of a subsidiary, and (b) a gain of Euro 142 million (Note 19) resulting from the reduction of deferred tax liabilities following the adoption by the Company of the voluntary taxation regime for certain gains on the disposals of investments made in previous years, whose taxation was deferred at that time in accordance with the tax legislation.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        As at 31 December 2007 and 2006, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	2007	2006
Total assets relating to reportable segments(i)	11,621,240,051	12,625,567,751
Total assets relating to other businesses and eliminations	906,038,480	894,074,388
Other items not included in reportable segments:
Investments in group companies and other investments(ii)	541,578,046	585,838,311
Goodwill (Note 33)	53,314,309	65,768,850

Total consolidated assets	13,122,170,886	14,171,249,300

    (i)
    As at 31 December 2006, this caption includes Euro 1,151,825,499 (Note 20) related to PT Multimédia segment, which following the conclusion of its spin-off on November 2007 (Note 1) is no longer part of the Portugal Telecom Group as at 31 December 2007.

    (ii)
    The reduction in this caption is primarily explained by the disposal of the investment in Banco Espírito Santo, which as at 31 December 2006 amounted to Euro 95,340,000 (Note 32).

        As at 31 December 2007 and 2006, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	2007	2006
Total liabilities relating to reportable segments(i)	6,337,487,931	6,572,770,085
Total liabilities relating to other businesses and eliminations	(311,183,699)	(252,389,174)
Other items not included in reportable segments:
Loans obtained at a group level	5,014,056,466	4,744,830,451

Total consolidated liabilities	11,040,360,698	11,065,211,362

    (i)
    As at 31 December 2006, this caption includes Euro 551,112,718 (Note 20) related to PT Multimédia segment, which following the conclusion of its spin-off on November 2007 (Note 1) is no longer part of the Portugal Telecom Group as at 31 December 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2007 and 2006 and capital expenditures for tangible and intangible assets in 2007 and 2006 are as follows:

	2007
	Total assets	Total liabilities	Tangible assets (Note 34)	Inangible assets (Note 34)	Capital expenditures for tangible and intangible assets(iv)
Portugal(i)	6,801,516,786	5,178,641,633	2,251,017,698	926,355,217	732,917,156
Brazil(ii)	5,465,930,992	1,947,534,215	1,215,150,692	2,309,185,592	366,870,020
Other(iii)	854,723,108	3,914,184,850	119,228,781	147,582,618	41,246,244

	13,122,170,886	11,040,360,698	3,585,397,171	3,383,123,427	1,141,033,420

	2006
	Total assets	Total liabilities	Tangible assets (Note 34)	Inangible assets (Note 34)	Capital expenditures for tangible and intangible assets(iv)
Portugal(i)	8,502,616,584	6,131,463,187	2,685,753,152	1,148,693,900	447,662,366
Brazil	4,866,913,022	1,690,551,545	1,145,651,310	2,249,235,370	392,932,179
Other(iii)	801,719,694	3,243,196,630	110,628,728	92,951,993	27,132,211

	14,171,249,300	11,065,211,362	3,942,033,190	3,490,881,263	867,726,756

(i)
The reduction in assets, liabilities, tangible and intangible assets from domestic businesses is primarily related to the contribution of the PT Multimedia segment to these captions as at 31 December 2006, which amounted to Euro 1,151,825,499, Euro 551,112,718, Euro 297,282,364 (Note 34) and Euro 413,567,344 (Note 33), respectively. As at 31 December 2007, PT Multimédia is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off on November 2007 (Note 1).

(ii)
The increase in assets and liabilities is mainly related to the appreciation of the Brazilian Real.

(iii)
As at 31 December 2007, assets and liabilities of other geographic areas include Euro 194,140,064 and Euro 3,834,321,109 respectively, related to PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short-term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company's businesses primarily in Portugal. As at 31 December 2006, assets and liabilities of other geographic areas include Euro 195,242,342 and Euro 3,158,205,855 respectively, related to PT Finance.

(iv)
In 2007, capital expenditures from domestic businesses include an amount of Euro 241,746,603 (Note 33) related to the commitments assumed by under the UMTS license.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

8. Wages and salaries

        During the years 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Salaries	504,988,145	501,631,356	495,916,118
Employee Benefits	101,273,912	94,461,544	93,813,032
Health care	10,833,038	14,453,749	12,587,529
Trainning	6,909,253	7,464,074	8,190,714
Social care	5,981,553	7,923,609	7,551,222
Insurance	4,844,672	4,309,507	3,827,456
Other	3,242,300	3,233,344	1,557,878

	638,072,873	633,477,183	623,443,949

9. Post retirement benefits

9.1. Pension benefits

        As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired, suspended and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Telecom Portugal ("Plan CGA") hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Suspended employees are also entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases).

  b)
  Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  c)
  Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese social security retirement age. After that date, these employees have the right to this pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

  d)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, SA ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit ("Marconi Complementary Fund"). In addition, PT Comunicações contributes to Fundo de Melhoria Marconi with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

  e)
  On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee. Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

        PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

        The actuarial valuations for these plans, as at 31 December 2007 and 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2007	2006
Rate of return on long-term fund assets	6.00%	6.00%
Pensions liabilities' discount rate	5.25%	4.75%
Salaries liabilities' discount rate	4.75%	4.25%
Salary growth rate	2.00%	2.25%
Pension growth rate	Linked to GDP growth	1.75%
Inflation rate	2.00%	1.75%

        The discount rate for pension liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

        The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

        Salary growth rate was established in accordance with PT Comunicações' policy for wages and salaries.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        The demographic assumptions considered as at 31 December 2007 and 2006 were as follows:

Mortality table:
Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90	)m adjusted
Females	PA (90	)f adjusted
Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        During 2007, benefits granted under pension plans were amended or settled as follows:

  a)
  Dec-Law 187/2007 and Law 52/2007 introduced certain changes to pension formulas in order to guarantee the long-term financial sustainability of the Portuguese social security system. These changes are also applied to some PT Comunicações plans, which led to a reduction in the total pension liability.

  b)
  PT Comunicações, based on advice of legal counsel, introduced additional changes to pension supplement plans, namely the reduction of the supplement annual growth rate.

  c)
  PT Comunicações, based on advice of legal counsel, cancelled contributions to Fundo Melhoria Marconi that were being made above the 1.55% mandatory contribution. Following this decision, this plan was no longer treated for accounting purposes as a defined benefits plan and the related accrued liability as at 31 December 2007, amounting to Euro 12,841,000 (Note 9.5), was derecognized.

  d)
  The pension plan of DCSI was settled, following the liquidation of this company on December 2007, and Euro 362,721 was paid to the beneficiaries and the excess accrued liability as at the settlement date of Euro 329,178 was recognized as a gain under the caption "Curtailment costs, net" (Note 9.5).

        The impact of the above mentioned changes to benefits, reduced Portugal Telecom's pension liability by Euro 134,863,178 from which (a) Euro 110,336,000 recognized as a prior year service gain, since it was related to vested rights, (b) Euro 11,357,000 related to unvested rights and therefore were deferred up to the retirement date (Note 3.h) and (c) Euro 12,841,000 and Euro 329,178 related to the settlement of the Fundo de Melhoria and DCSI Plans, respectively, which were recognized as curtailment gains.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2007 and 2006 were as follows:

	2007	2006
Projected benefit obligation:
Pension, pension supplements and gratuities	2,762,077,000	3,073,825,333
Salaries to pre-retired and suspended employees	985,739,338	997,670,254

	3,747,816,338	4,071,495,587
Pension funds assets at fair value	(2,316,814,232)	(2,263,925,000)

Unfunded pension obligations	1,431,002,106	1,807,570,587
Prior years' service gains(i)	9,660,000	—

Present value of unfunded pension obligations (Note 9.3)	1,440,662,106	1,807,570,587

    (i)
    This caption refers to the component of the prior years' service gain resulting from the changes in the benefits granted under pension plans introduced during 2007, related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years).

        As at 31 December 2007 and 2006, the portfolio of pension funds was as follows:

	2007		2006
	Amount	%	Amount	%
Equities(i)	1,132,131,173	48.9%	1,024,536,020	45.3%
Bonds	744,044,644	32.1%	726,262,119	32.1%
Property(ii)	176,727,406	7.6%	264,172,280	11.7%
Cash, treasury bills, short-term stocks and other current assets	263,911,009	11.4%	248,954,581	11.0%

	2,316,814,232	100.0%	2,263,925,000	100.0%

(i)
As at 31 December 2007 and 2006, this caption included investments in Portugal Telecom's shares and in shares of related parties, as follows:

	2007		2006
	Number of shares	Amount	Number of shares	Amount
Banco Espírito Santo	13,107,904	196,618,560	13,107,904	178,529,652
Telefónica	8,928,305	198,386,937	8,928,305	143,924,277
Portugal Telecom	3,887,262	34,713,250	3,887,262	38,250,658

		429,718,747		360,704,587

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

(ii)
As at 31 December 2007, this caption included certain properties that have been rented to PT Group companies, which represented approximately 95% of the value of property investments held by the funds. In addition, during 2007, a building was disposed of at market value to a property investment fund held by a related party.

        Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated with Portugal Telecom's post retirement defined benefit plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

        During the years 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	2,263,925,000	2,200,172,000
Actual return on assets	79,991,229	158,277,996
Payments of benefits	(165,557,000)	(163,959,000)
Contributions made by the Company (Note 9.4)	155,231,003	59,844,004
Participants' contributions	9,665,000	9,590,000
Asset settlement(i)	(26,441,000)	—

Closing balance of the plan assets	2,316,814,232	2,263,925,000

    (i)
    This amount corresponds to the market value of the "Fundo Melhoria Marconi", which was settled following the decision of PT Comunicações not to make contributions above the mandatory 1.55% contribution.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        A summary of the components of the net periodic pension cost recorded in 2007, 2006 and 2005 is presented below:

	2007	2006	2005
Service cost	15,147,000	21,793,000	19,534,845
Interest cost	185,913,899	176,964,706	189,146,000
Expected return on plan assets	(141,491,000)	(130,803,000)	(120,944,000)
Prior years' service gains	(111,285,000)	(23,301,000)	(136,568,000)

Sub total (Note 9.5)	(51,715,101)	44,653,706	(48,831,155)
Work force reduction program (Note 9.3)(i)	280,163,727	197,304,200	246,243,885
Settlement of "Fundo Melhoria Marconi" (Note 9.5)	(12,841,000)	—	—
Settlement of DCSI Plan (Note 9.3)	(329,178)	—	—

Pension cost	215,278,448	241,957,906	247,412,730

    (i)
    This amount includes Euro 7,863,478 (Note 20) related to the pre-retirement of employees under the spin-off process which was recorded under the caption "Discontinued operations", while the remaining amount of Euro 272,300,249 (Note 9.5) was recorded under the caption "Curtailment costs, net".

        Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are recognised directly in shareholders' equity. During the years 2007 and 2006, the movement in accumulated net actuarial losses was as follows:

	2007	2006
Opening balance (Note 41.6)	1,404,159,583	1,653,137,579
Change in actuarial assumptions (Note 9.6)	(132,842,395)	(208,250,000)
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation related	(180,390,281)	(13,253,000)
Asset related	61,499,771	(27,474,996)

Closing balance (Note 41.6)	1,152,426,678	1,404,159,583

        During the year 2007, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields; (ii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iii) the increase in the inflation rate from 1.75% to 2.00%. During 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75% for pension liabilities and from 3.5% to 4.25% for salary liabilities; (ii) the reduction in the salary growth rate from 3.0% to 2.25%; (iii) the reduction in the pension growth rate

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

and inflation rate from 2.0% to 1.75%; and (iv) the adjustment in mortality tables (PA (90), from less three years to less four years).

        Differences between actual data and actuarial assumptions related to the PBO result mainly from the early retirement age for pre-retired employees being earlier than expected and from salaries and pension increases being lower than the assumptions used.

9.2. Health care benefits

        As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plan.

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

        The health care plan of DCSI was settled during the year 2007 following the liquidation of this company, and an amount of Euro 434,172 was paid to the beneficiaries. The remaining accrued liability amounting to Euro 677,785 was recognized as a gain under the caption "Curtailment costs, net" (Note 9.5).

        In the second half of 2006, PT Comunicações made some changes to the Health Care Plan in order to maintain its long-term sustainability and financing. These changes included mainly a reduction in the amount that PT Comunicações pays for each medical act and an increase in participants' contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009), with these effects leading to a reduction in health care benefit obligations at the end of 2006 and to a reduction in future service costs.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        The actuarial valuations for these plans, as at 31 December 2007 and 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2007	2006
Rate of return on long-term fund assets	6.00%	6.00%
Health care liabilities' discount rate	5.25%	4.75%
Health care cost trend rate:
Next two years	3.50%	3.50%
Years thereafter	3.00%	2.75%
Salary growth rate	2.00%	2.25%
Inflation rate	2.00%	1.75%

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

        Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on the inflation rate.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        The demographic assumptions considered as at 31 December 2007 and 2006 were as follows:

Mortality table:
Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90	)m adjusted
Females	PA (90	)f adjusted

        Disability table: Swiss Reinsurance Company

        Turnover of employees: Nil

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        Based on the actuarial studies, the benefit obligation and the fair value of health care funds and prior year's service gains not yet recognized as at 31 December 2007 and 2006 are as follows:

	2007	2006
Accumulated health care benefit obligation	455,308,816	491,102,185
Plan assets at fair value	(582,330,282)	(644,224,704)

Excessive funding of pension obligations	(127,021,466)	(153,122,519)
Prior years' service gains(i)	16,231,000	19,062,000

Present value of excessive funding of pension obligations (Note 9.3)	(110,790,466)	(134,060,519)

    (i)
    This caption refers to the component of the prior years' service gain resulting from the changes in the health care plan occurred in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        As at 31 December 2007 and 2006, the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	2007		2006
	Amount	%	Amount	%
Equities	246,927,446	42.4%	289,205,401	44.9%
Bonds	246,542,590	42.3%	260,860,332	40.5%
Cash, treasury bills, short-term stocks and other current assets	88,860,246	15.3%	94,158,971	14.6%

	582,330,282	100.0%	644,224,704	100.0%

        During the years 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	644,224,704	315,576,000
Actual return on assets	24,783,000	26,320,417
Refund of expenses paid on account by PT Comunicações (Note 9.4)	(86,677,422)	—
Contributions made by PT Comunicações	—	302,328,287

Closing balance of the plan assets	582,330,282	644,224,704

        A summary of the components of the net periodic post retirement health care cost in 2007, 2006 and 2005 is presented below:

	2007	2006	2005
Service cost	2,608,000	6,868,000	5,228,000
Interest cost	22,998,957	40,554,000	39,998,000
Expected return on plan assets	(37,940,000)	(36,935,000)	(18,000,000)
Prior years' service gains	(1,028,000)	(127,255,684)	—

Sub total (Note 9.5)	(13,361,043)	(116,768,684)	27,226,000
Work force reduction program costs (Note 9.5)	9,653,813	11,609,762	18,065,900
Settlement of DCSI Plan (Note 9.3)	(677,785)	—	—
Termination of SNS Protocol (Notes 7.a) and 9.5)	—	(220,417,000)	—

	(4,385,015)	(325,575,922)	45,291,900

        Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are computed periodically by the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

actuary and are recognised directly in shareholders' equity. During the years 2007 and 2006, the movements in accumulated net actuarial losses were as follows:

	2007	2006
Opening balance (Note 41.6)	246,438,253	316,875,470
Change in actuarial assumptions (Note 9.6)	(18,105,160)	(14,078,000)
Differences between actual data and actuarial assumptions (Note 9.6):
Health care benefit obligation related	(28,556,000)	(66,973,800)
Assets related	13,157,000	10,614,583

Closing balance (Note 41.6)	212,934,093	246,438,253

        During the year 2007, the change in actuarial assumptions corresponds to the effect of: (i) the increase in the discount rate from 4.75% to 5.25%; (ii) the increase in the long-term health care cost trend rate from 2.75% to 3.00%; (iii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iv) the increase in the inflation rate from 1.75% to 2.00%. During the year 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75%; (ii) the reduction in the long-term health care cost trend rate from 3% to 2.75%; (iii) the reduction in the salary growth rate from 3.0% to 2.25%; and (iv) the adjustments in mortality tables (PA (90), from less three years to less four years).

        Differences between actual data and actuarial assumprions related to the PBO result mainly from lower health care expenses than expected.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.3. Responsibilities for post retirement benefits

        The movements that occurred in the responsibilities for post retirement benefits during the years ended 31 December 2007 and 2006 were as follows:

	Pension benefits (Nota 9.1)	Health care benefits (Nota 9.2)	Total
Balance as at 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Changes in consolidation perimeter(i)	1,270,982	1,241,684	2,512,666
Net periodic pension cost/(gain)	44,653,706	(116,768,684)	(72,114,978)
Work force reduction program costs (Note 9.1)	197,304,200	11,609,762	208,913,962
Termination of Protocol with SNS (Note 9.5)	—	(220,417,000)	(220,417,000)
Payments and contributions	(225,332,618)	(336,520,495)	(561,853,113)
Net actuarial gains	(248,977,996)	(70,437,217)	(319,415,213)

Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068

Net periodic pension cost/(gain) (Note 9.5)	(51,715,101)	(13,361,043)	(65,076,144)
Work force reduction program costs (Note 9.1)	280,163,727	9,653,813	289,817,540
Settlement of the Plan Melhoria Marconi (Note 9.5)	(12,841,000)	—	(12,841,000)
Settlement of the DCSI Plan (Notes 9.1, 9.2 and 9.5)	(329,178)	(677,785)	(1,006,963)
Payments, contributions and refunds (Note 9.4)	(330,454,024)	61,159,228	(269,294,796)
Net actuarial losses (Note 9.6)	(251,732,905)	(33,504,160)	(285,237,065)

Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640

(i)
In 2006, this caption relates to the accrued post retirement liability of DCSI, a company acquired during 2006.

        Certain post retirement benefit plans have a surplus position, therefore according to IAS 19 they should be presented in the balance sheet separately from those plans with a deficit position. As at

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

31 December 2007 and 2006, net post retirement obligations were recognized in the balance sheet as follows:

	2007	2006
Plans with a deficit position:
Pensions	1,463,019,423	1,807,570,587
Healthcare	912,816	—

	1,463,932,239	1,807,570,587

Plans with a surplus position:
Pensions	(22,357,317)	—
Healthcare	(111,703,282)	(134,060,519)

	(134,060,599)	(134,060,519)

	1,329,871,640	1,673,510,068

        The impact of an increase or decrease by 25 bp on the discount rate actuarial assumption would be a decrease or increase of the responsibilities for post retirement benefits by approximately Euro 110 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.4. Cash flow relating to post retirement benefit plans

        During the years 2007, 2006 and 2005, the payments and contributions regarding post retirement benefits were as follows:

	2007	2006	2005
Pension benefits
Contributions to the funds (Note 9.1)	155,231,003	59,844,004	197,781,236
Payments of salaries to pre-retired and suspended employees	174,860,300	165,488,614	167,723,264
Settlement of DCSI plan (Note 9.1)	362,721	—	—

Sub total (Note 9.3)	330,454,024	225,332,618	365,504,500

Health care benefits
Refund of expenses paid on account by PT Comunicações (Note 9.2)	(86,677,422)	—	—
Payments to PT ACS	25,084,022	34,192,208	34,302,467
Settlement of DCSI plan (Note 9.2)	434,172	—	—
Contributions to the fund	—	302,328,287	300,000,000

Sub total (Note 9.3)	(61,159,228)	336,520,495	334,302,467

Termination payments
Related to continued operations (Note 9.5)	7,513,072	18,936,785	—
Related to discontinued operations (Note 20)	7,351,702	—	—

Sub total	14,864,774	18,936,785	—

	284,159,570	580,789,898	699,806,967

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.5. Post retirement benefit costs

        In 2007, 2006 and 2005, post retirement benefit costs and net work force reduction program costs were as follows:

	2007	2006	2005
Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	(51,715,101)	44,653,706	(48,831,155)
Health care benefits (Notes 9.2 and 9.3)	(13,361,043)	(116,768,684)	27,226,000

	(65,076,144)	(72,114,978)	(21,605,155)

Curtailment costs, net
Work force reduction program
Pensions (Note 9.1)	272,300,249	197,304,200	296,243,885
Health care (Notes 9.2 and 9.3)	9,653,813	11,609,762	18,065,900
Termination payments (Note 9.4)	7,513,072	18,936,785	—
Settlement of the Plan Melhoria Marconi (Note 9.1)	(12,841,000)	—	—
Settlement of the DCSI Plan (Notes 9.1 and 9.2)	(1,006,963)	—	—
Termination of Protocol with SNS (Notes 9.2 and 9.3)	—	(220,417,000)	—
Provisions for SNS receivables (Notes 26 and 39)	—	11,528,257	—

	275,619,171	18,962,004	314,309,785

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would have led to a decrease (increase) of post retirement benefit costs in the year 2007 by approximately Euro 29 million, related to the increase (decrease) in expected return on assets.

9.6. Net actuarial gains

        In 2007, 2006 and 2005, the net actuarial gains recorded in the Statement of Recognised Income and Expenses were as follows:

	2007	2006	2005
Changes in actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(132,842,395)	(208,250,000)	544,000,000
Health care benefits (Notes 9.2 and 9.3)	(18,105,160)	(14,078,000)	149,000,000

	(150,947,555)	(222,328,000)	693,000,000

Differences between actual data and actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(118,890,510)	(40,727,996)	1,831,579
Health care benefits (Notes 9.2 and 9.3)	(15,399,000)	(56,359,217)	35,444,470

	(134,289,510)	(97,087,213)	37,276,049

	(285,237,065)	(319,415,213)	730,276,049

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

10. Direct costs

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Telecommunications costs(i)(ii)	739,631,643	567,776,200	564,985,387
Directories (Note 3.p)	67,996,560	74,391,838	81,687,887
Leasings of sites(ii)	57,242,913	53,728,489	43,325,131
Other	42,426,060	28,973,926	26,318,289

	907,297,176	724,870,453	716,316,694

    (i)
    In 2007, the increase in telecommunications costs is mainly related to the termination of the partial "Bill & Keep" interconnection regime in Brazil (Note 7.c).

    (ii)
    During 2007, 2006 and 2005, these captions include costs related to operating leases totaling Euro 118,205,439, Euro 104,281,651 and Euro 90,628,979, respectively (Note 13).

11. Costs of products sold

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Costs of products sold	657,908,899	582,739,442	637,044,438
Increases in adjustments for inventories (Note 39)	197,841	1,159,694	4,448,405
Reductions in adjustments for inventories (Note 39)	(1,957,157)	(3,279,638)	(1,999,473)

	656,149,583	580,619,498	639,493,370

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

12. Supplies and external services

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Commissions	264,249,979	264,528,146	236,315,403
Specialized work	185,584,524	167,679,709	168,540,461
Maintenance and repairs	155,687,210	155,587,635	138,099,243
Electricity	77,514,893	68,183,305	57,853,645
Operating leases (Note 13)	59,859,136	63,897,233	54,901,663
Communications	20,908,106	22,766,726	21,253,258
Installation and removal of terminal equipment	17,337,399	16,048,406	17,288,811
Surveillance and security	14,463,577	13,812,361	12,684,081
Travelling	12,211,052	13,596,095	14,944,181
Fuel, water and other fluids	11,537,585	11,662,325	10,481,401
Office material	11,098,444	11,098,878	11,566,621
Transportation	10,012,616	9,669,906	9,778,565
Insurance	9,493,951	10,275,439	10,796,616
Cleaning expenses	8,858,243	8,537,635	7,403,267
Other	86,799,912	91,167,511	100,356,842

	945,616,627	928,511,310	872,264,058

13. Operating leases

        During 2007, 2006 and 2005, operating lease costs were recognised under the following captions:

	2007	2006	2005
Direct costs (Note 10)	118,205,439	104,281,651	90,628,979
Supplies and external services (Note 12)(i)	59,859,136	63,897,233	54,901,663

	178,064,575	168,178,884	145,530,642

    (i)
    This caption is mainly related to rentals of property and leases of transportation equipment.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

13. Operating leases (Continued)

        As at 31 December 2007, the Company's obligations under operating lease contracts mature as follows:

2008	115,872,158
2009	64,231,075
2010	56,210,593
2011	46,504,832
2012	44,032,381
2013 and foillowing years	127,457,190

454,308,229

14. Indirect taxes

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Spectrum fees(i)	133,771,522	108,599,557	105,465,747
Value added tax(ii)	22,233,365	23,939,712	22,980,369
Other indirect taxes(iii)	45,820,217	43,371,668	36,789,317

	201,825,104	175,910,937	165,235,433

    (i)
    This caption includes primarily spectrum fees from Vivo and TMN, which in 2007 amounted to Euro 103 million and Euro 28 million, respectively, while in 2006 amounted to Euro 80 million and Euro 26 million, respectively.

    (ii)
    In 2006, this caption includes an amount of Euro 4,214,639 related to a reduction in provisions for accounts receivable, since the Company believes in the recoverability of the value added tax included in those balances (Note 39).

    (iii)
    This caption includes mainly indirect taxes from Vivo related to Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund), as well as other municipal, federal and state taxes in Brazil.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

15. Other costs, net

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Donations	4,346,148	3,855,978	9,794,824
Tax fines	1,715,807	1,303,811	3,548,322
Other(i)	39,009,981	110,240,206	8,811,056

	45,071,936	115,399,995	22,154,202

    (i)
    The decrease in this caption is primarily explained by the reduction in the expenses incurred by Portugal Telecom related to the tender offer launched by Sonae in 2006 from Euro 35 million in 2006 to Euro 7 million in 2007 (Note 7.d) and by the recognition in 2006 of an adjustment amounting to Euro 51 million (Notes 7.c and 34) to the value of certain CDMA equipments at Vivo.

16. Net interest expense

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Interest expense:
Related to loans obtained and financial instruments	304,130,734	343,426,728	392,170,226
Other	7,142,405	7,416,137	14,011,722
Interest income:
Related to cash and short-term investments and financial instruments	(96,019,309)	(102,905,642)	(130,111,512)
Other	(17,885,538)	(27,863,882)	(24,576,087)

	197,368,292	220,073,341	251,494,349

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

17. Net gains on financial assets and other investments

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Disposal of the 22% investment in Africatel (Note 7.d)(i)	(110,955,318)	—	—
Derivatives financial instruments (ii)	(100,003,385)	(17,498,511)	13,966,003
Disposals of available for sale investments (Note 7.d)(iii)	(38,650,508)	—	(5,920,000)
Real estate investments(iv)	(637,670)	(784,175)	(163,271)
Other, net	1,463,874	(51,077)	883,264

	(248,783,007)	(18,333,763)	8,765,996

    (i)
    This caption is related to the disposal of a 22% stake in Africatel for an amount of Euro 116,999,817 (Note 44.d). This company includes all Portugal Telecom's investments in Sub-Saharan Africa except for Médi Télécom.

    (ii)
    In 2007, this caption includes net gains of Euro 67,815,191 related to changes in the fair value of derivative financial instruments classified as held for trading (Note 42.2) and a gain of Euro 32,188,194 (Notes 7.d, 41.3 and 44.f) related to the financial settlement of equity swaps. In 2006, this caption includes net losses of Euro 14,422,914 related to changes in the fair value of derivative financial instruments classified as held for trading (Note 42.2), a gain of Euro 23,513,275 related to the financial settlement of equity swaps (Note 44.f) and a gain of Euro 8,408,150 related to dividends obtained by PT on the equity swap for PT Multimedia's shares.

    (iii)
    In 2007, this caption includes the gains obtained with the disposals of the investments in Banco Espírito Santo and Telefónica amounting to Euro 35,698,600 (Notes 19 and 32) and Euro 2,951,908 (Note 32), respectively. In 2005, this caption relates to the disposal of the investment in Media Capital.

    (iv)
    This caption includes gains related to rents received from real estate rented to third parties, net of the amortization of these assets (Note 32).

18. Net other financial expenses

        During 2007, 2006 and 2005, this caption consists of:

	2007	2006	2005
Bank commissions and expenses	34,009,849	29,099,186	31,790,471
Other	14,306,585	22,679,560	35,151,062

	48,316,434	51,778,746	66,941,533

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes

        From 1 January 2007, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In 2006, the Corporate Income Tax was increased up to 10%, leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

        Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2007, except for the situations where provisions have been recognised (Note 39).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

a)    Deferred taxes

        During 2007 and 2006, the movements in deferred tax assets and liabilities were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter(i)	Net income(ii)	Accumulated earnings	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Deferred tax assets
Accrued post-retirement liability	443,480,168	—	(15,476,360)	(75,588,720)	—	897	352,415,985
Tax losses carriedforward(iii)	272,545,978	(73,229,713)	(866,883)	—	16,520,489	—	214,969,871
Provisions and adjustments	112,663,562	(14,931,534)	(23,874,175)	—	4,063,172	(80,178)	77,840,847
Additional contribution to pension funds	203,542,091	—	(8,927,983)	—	—	—	194,614,108
Financial instruments	13,224,000	—	1,065,143	—	(92,486)	(43,671)	14,152,986
Other	121,551,355	(956,783)	7,896,775	—	9,161,811	1,233,402	138,886,560

	1,167,007,154	(89,118,030)	(40,183,483)	(75,588,720)	29,652,986	1,110,450	992,880,357

Deferred tax liabilities
Gains on disposals of investments	3,176,409	(29,169)	659,747	—	—	29,170	3,836,157
Revaluation of fixed assets	14,342,405	(29,170)	(1,360,805)	—	—	(508)	12,951,922
Financial instruments and investments available for sale	11,660,352	—	(4,310,612)	(7,306,068)	—	(43,672)	—
Other	61,198,651	—	8,485,140	—	(1,591,730)	—	68,092,061

	90,377,817	(58,339)	3,473,470	(7,306,068)	(1,591,730)	(15,010)	84,880,140

		(89,059,691)	(43,656,953)	(68,282,652)	31,244,716	1,125,460

(i)
Changes in the consolidation perimeter are primarily related to deferred tax asssets and liabilities from PT Multimedia (Note 1).

(ii)
The movements in deferred tax assets and liabilities recorded through net income include the recognition of a deferred tax asset of Euro 910,608 (Note 20) related to the tax effect of costs of Euro 3,436,257 related to the spin-off of PT Multimedia that have not yet been considered for corporate tax purposes.

(iii)
As at 31 December 2007, this caption includes the deferred tax assets related to tax losses carriedforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 632 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

							Change in tax rate(i)
		Changes in the consolidation perimeter			Foreign currency translation adjustments
	Balance 31 Dec 2005		Net income(i)	Accumulated earnings		Taxes payable (Note 28)	Net income	Accumulated earnings	Other	Balance 31 Dec 2006
Deferred tax assets
Accrued post-retirement liability	720,255,233	690,983	(176,539,877)	(84,191,070)	—	—	(234,254)	(16,500,847)	—	443,480,168
Tax losses carriedforward(ii)	286,876,872	—	135,657,268	—	(5,537,361)	(137,127,830)	(7,322,971)	—	—	272,545,978
Provisions and adjustments	133,288,748	—	(17,089,026)	—	(1,203,761)	—	(2,408,020)	—	75,621	112,663,562
Additional contribution to pension funds	139,990,269	—	71,232,656	—	—	—	(7,680,834)	—	—	203,542,091
Financial instruments	18,477,273	—	1,188,042	(6,999,804)	39,344	—	(536,861)	—	1,056,006	13,224,000
Other	88,922,614	—	36,064,997	—	(2,807,165)	—	(513,536)	—	(115,555)	121,551,355

	1,387,811,009	690,983	50,514,060	(91,190,874)	(9,508,943)	(137,127,830)	(18,696,476)	(16,500,847)	1,016,072	1,167,007,154

Deferred tax liabilities
Gains on disposals of investments(iii)	271,627,295	—	(268,331,022)	—	—	—	(119,864)	—	—	3,176,409
Revaluation of fixed assets	16,530,675	—	(1,658,776)	—	—	—	(541,223)	—	11,729	14,342,405
Financial instruments	12,418,218	—	(6,867,410)	5,493,551	—	—	(170,483)	(269,530)	1,056,006	11,660,352
Other	34,290,889	17,275,441	9,993,600	—	1,153,834	—	(1,613,939)	—	98,826	61,198,651

	334,867,077	17,275,441	(266,863,608)	5,493,551	1,153,834	—	(2,445,509)	(269,530)	1,166,561	90,377,817

		(16,584,458)	317,377,668	(96,684,425)	(10,662,777)	(137,127,830)	(16,250,967)	(16,231,317)	(150,489)

(i)
In 2006, deferred taxes recorded through net income include a cost of Euro 12,686,904 (Note 20) which was reclassified under the caption "Discontinued operations", as it is related to PT Multimedia.

(ii)
During the year 2006, Vivo recorded deferred tax assets related to tax losses from previous periods amounting to Euro 134 million (Note 7.c).

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

        As at 31 December 2007 and 2006, total deferred tax assets include Euro 394 million and Euro 355 million from foreign countries, respectively, and total deferred liabilities include Euro 19 million and Euro 18 million from foreign countries. These deferred tax assets and liabilities from foreign countries are mainly related to Vivo.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

b)    Reconciliation of income tax provision

        During 2007, 2006 and 2005, the reconciliation between the nominal and effective income tax for the period is as follows:

	2007	2006	2005
Income before taxes	1,032,510,703	858,631,363	856,321,297
Statutory tax rate	26.5%	27.5%	27.5%

	273,615,336	236,123,625	235,488,357
Permanent differences(i)	(43,509,350)	11,803,881	(17,483,830)
Adjustments to the provision for income taxes of the previous year (Note 28)	(9,993,868)	(6,380,082)	12,677,670
Difference in tax rates	5,380,340	(8,419,634)	(7,994,637)
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	8,808,391	8,545,381	6,873,860
Reversal of deferred tax liabilities related to the taxation of 50% of the gains obtained in the disposal of certain financial investments (Note 7.d)	—	(141,972,529)	—
Tax losses from previous periods (Note 7.c)	—	(134,470,029)	—
Valuation allowance for certain tax losses carried forward(ii)	—	54,723,658	59,252,594
Liquidation of a subsidiary (Note 7.d)	—	(53,342,681)	—
Change in statutory tax rate in Portugal(iii)	—	8,329,536	—
Other	8,976,816	3,694,503	(723,989)

	243,277,665	(21,364,371)	288,090,025

Income tax
Income tax-current (Note 28)	198,710,104	292,449,234	311,368,451
Deferred taxes(iv)	44,567,561	(313,813,605)	(23,278,426)

	243,277,665	(21,364,371)	288,090,025

(i)
In 2007, this caption includes primarily Euro 29,403,159 and Euro 9,460,129 resulting from the non-taxable gains amounting to Euro 110,955,318 and Euro 35,698,600 (Note 17) related to the disposals of the investments in Africatel and Banco Espírito Santo, respectively.

(ii)
In 2006, this caption relates mainly to tax losses from certain holding companies of Brasilcel, which did not expect to obtain taxable profits in the future that would allow for the recovery of these tax losses. Following the corporate restructuring completed at the end of 2006, Vivo is able to fully recover its tax losses generated in the period.

(iii)
This caption relates to the impact on deferred taxes of the change in the municipal tax to a maximum of 1.5% of collectable profit, as mentioned above.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

(iv)
In 2007, the change in this caption is mainly related to: (a) the reduction of deferred tax liabilities in 2006 by Euro 268 million, following the adoption of the voluntary capital gains taxation regime, as mentioned above; and (b) a gain of Euro 134 million (Note 7.c) recorded in 2006 related to the recognition of tax losses from previous periods at Vivo.

20. Discontinued operations

        For the years 2007, 2006 and 2005, PT Multimédia is classified as a discontinued operation, following the approval at the Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the spin-off of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. Additionally, in 2005, the income from discontinued operations includes the results of the companies that were disposed of during 2005 up to the effective date of the disposal, namely Lusomundo Media (disposed of in August) and PrimeSys (disposed of in November), and the net gains obtained from the disposals of these companies.

        Portugal Telecom concluded the spin-off on 7 November 2007 and the impact of this transaction on the Company's financial statements was to reduce shareholders' equity excluding minority interests by an amount of Euro 405,328,608 (Note 41), corresponding to the carrying value, as of the date of the spin-off, of the assets and liabilities attributable to the PT Multimédia business, net of minority interests.

        Net income from discontinued operations for the years ended 31 December 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Results of PT Multimédia(i)	63,150,775	74,132,079	98,991,398
Expenses incurred with the spin-off (net of tax)(ii)	(17,676,651)	—	—
Lusomundo Media(iii)	—	—	13,019,790
Primesys(iii)	—	—	8,713,161

Net income from discontinued operations	45,474,124	74,132,079	120,724,350

    (i)
    The 2007 results are related to the ten-month period ended 31 October 2007, before the conclusion of the spin-off of PT Multimédia.

    (ii)
    Expenses incurred in 2007 with the spin-off amounted to Euro 24,049,866, and include primarily work force reduction costs of Euro 7,863,478 (Note 9.1), termination payments of Euro 7,351,702 (Note 9.4) and costs related to changes in the information systems. These costs were presented net of the related tax effect amounting to Euro 6,373,215, including Euro 5,462,607 (Note 28) and Euro 910,608 (Note 19) of current and deferred income tax, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

    (iii)
    These captions include the net gains obtained from the disposals of Lusomundo Media (Euro 17 million) and PrimeSys (Euro 4 million), and the results of these businesses up to the effective dates of the disposals.

        The results of discontinued operations is presented below. Financial information relating to the PT Multimédia segment in 2006 and 2005 was restated to be presented as a discontinued operation.

	2007	2006	2005
Revenues	586,736,842	666,482,870	792,020,074
Costs:
Wages and salaries	34,837,316	39,975,868	83,809,036
Direct costs	182,533,032	203,037,771	242,134,689
Commercial costs	45,023,522	56,865,044	69,511,038
Depreciation and amortization(i)	91,154,879	102,502,152	79,540,603
Other costs(ii)	144,042,093	153,162,816	184,153,140

Total costs	497,590,842	555,543,651	659,148,506

Income before financial results and taxes	89,146,000	110,939,219	132,871,568
Interest and other financial expenses, net	3,324,038	7,755,451	(24,300,826)

Income before income taxes	85,821,962	103,183,768	157,172,394
Provision for income taxes(iii)	(22,671,187)	(29,051,689)	(36,448,044)

Results from discontinued operations	63,150,775	74,132,079	120,724,350

    (i)
    This caption includes the amortization related to contracts entered into with PT Comunicações for the acquisition of capacity on its fixed network, which in 2006 amounted to Euro 23,438,318 and were eliminated in Portugal Telecom's consolidation process.

    (ii)
    In 2006, this caption includes primarily increases and decreases in provisions amounting to Euro 16,456,669 and Euro 14,078,590 (Note 39), respectively. The increases are primarily related to doubtful receivables and the reductions are mainly related to the reduction of the provision for estimated costs from the disposal of Lusomundo Media amounting to Euro 8,017,195.

    (iii)
    In 2006, this caption includes deferred taxes amounting to Euro 12,686,904 (Note 19) and current income taxes amounting to Euro 16,364,785 (Note 28).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        The assets and liabilities related to discontinued operations as at 31 October 2007 and 31 December 2006, which are related only to the PT Multimédia segment, are as follows:

	31 Oct 2007	31 Dec 2006
Assets of PT Multimedia:
Current assets	186,411,081	260,045,709
Intangible assets	250,184,460	283,615,597
Tangible assets	314,358,492	297,282,365
Deferred taxes	70,665,379	89,118,029
Other non-current assets	33,498,346	45,115,850

	855,117,758	975,177,550
Goodwill on the acquisition of PT Multimedia shares	176,647,949	176,647,949

Total assets (Note 7.d)	1,031,765,707	1,151,825,499

Liabilities of PT Multimedia:
Current liabilities	299,152,572	355,354,019
Medium and long-term debt	134,349,770	173,964,086
Other non-current liabilities	20,817,520	21,794,613

Total liabilities (Note 7.d)	454,319,862	551,112,718

        The carrying value of net assets related to PT Multimédia amounting to Euro 577 million, as detailed above, net of the related minority interests amounting to Euro 172 million, was recorded as a reduction of accumulated earnings following completion of the spin-off on 7 November 2007.

        The statement of cash flows of discontinued operations in 2007, 2006 and 2005 is as detailed below. The statement of cash flows of 2007 is related only to PT Multimédia and therefore corresponds

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

to the ten-month period ended 31 October 2007 in connection with the conclusion of the spin-off of this business.

	2007	2006	2005
OPERATING ACTIVITIES
Collections from clients	727,457,467	755,138,649	752,062,986
Payments to suppliers	(462,184,646)	(486,697,923)	(455,333,266)
Payments to employees	(33,939,670)	(38,734,380)	(42,691,699)
Payments relating to income taxes	(2,656,318)	(2,689,546)	(4,234,122)
Payments relating to indirect taxes and other	(30,494,125)	(32,882,287)	(21,086,531)

Cash flow from operating activities	198,182,708	194,134,513	228,717,368

INVESTING ACTIVITIES
Cash receipts resulting from
Financial investments	3,340,528	4,460,469	188,557,704
Tangible fixed assets	2,038,056	641,268	253,569
Interest and related income	605,125	1,990,730	4,664,665
Dividends	1,476,409	1,843,062	1,032,083
Other investing activities	2,163,792	358,909	72,732

	9,623,910	9,294,438	194,580,753

Payments resulting from
Financial investments	(3,462)	(1,862,172)	(1,416,000)
Tangible and intangible assets	(89,240,828)	(115,925,107)	(110,820,164)
Other investing activities	(551)	(13,902,100)	(10,598,135)

	(89,244,841)	(131,689,379)	(122,834,299)

Cash flow from investing activities	(79,620,931)	(122,394,941)	71,746,454

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	125,220,982	1,074,976	3,710,879
Other financing activities	333,367	2,714,960	1,908,592

	125,554,349	3,789,936	5,619,471

Payments resulting from
Loans repaid	(59,595,173)	(8,459,559)	(7,921,407)
Lease rentals (principal)	(32,994,076)	(41,392,959)	(6,199,713)
Interest and related expenses	(12,058,846)	(10,146,171)	(8,379,166)
Dividends	(41,173,794)	(29,280,348)	(26,277,135)
Share capital reduction	—	—	(59,035,684)

	(145,821,889)	(89,279,037)	(107,813,105)

Cash flow from financing activities	(20,267,540)	(85,489,101)	(102,193,634)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

21. Minority interests

        During 2007 and 2006, the movements in minority interests were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2007
Brasilcel(i)	558,432,965	—	—	14,701,694	—	46,746,710	340,075	620,221,444
MTC(ii)	62,619,712	—	—	22,908,611	(12,165,875)	(4,902,355)	—	68,460,093
Cabo Verde Telecom	37,683,845	—	—	12,542,174	(7,643,967)	—	(48,190)	42,533,862
Timor Telecom	4,137,046	—	—	2,502,878	(907,885)	(507,805)	—	5,224,234
LTM	1,475,269	—	—	746,428	(673,030)	7,350	34,574	1,590,591
CST	1,564,571	—	—	367,266	(62,603)	(293,574)	(62,604)	1,513,056
Kenya Postal Directories	1,050,462	—	—	509,358	(290,865)	(20,747)	16,828	1,265,036
Previsão	1,094,263	—	(184,030)	47,344	(40,128)	—	(134,782)	782,667
Africatel(iii)	—	—	782,026	9,956,220	(11,553,741)	(2,819,078)	1,938,726	(1,695,847)
PT Multimedia(iv)	180,460,811	(172,119,142)	—	29,143,593	(41,219,625)	—	3,734,363	—
Other	2,269,264	1,915,782	—	(578,140)	(73,867)	(453,982)	614,098	3,693,155

	850,788,208	(170,203,360)	597,996	92,847,426	(74,631,586)	37,756,519	6,433,088	743,588,291

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2006
Brasilcel(i)	523,268,570	—	15,716,672	33,531,568	(1,561,159)	(14,431,325)	1,908,639	558,432,965
PT Multimedia(iv)	178,075,607	—	—	28,669,799	(35,335,177)	—	(375,983)	171,034,246
MTC(ii)	—	65,971,316	—	8,948,952	(11,821,024)	(479,532)	—	62,619,712
Cabo Verde Telecom	33,668,323	—	—	10,156,904	(6,137,449)	—	(3,933)	37,683,845
Cabo TV Madeirense	6,531,728	—	(594,619)	2,094,571	(1,766,999)	—	—	6,264,681
Timor Telecom	3,327,479	—	—	1,212,737	—	(403,170)	—	4,137,046
Cabo TV Açoreana	2,251,967	—	—	731,849	(705,868)	—	—	2,277,948
CST	1,675,209	—	—	343,821	(67,133)	(331,669)	(55,657)	1,564,571
LTM	1,493,621	—	—	770,788	(472,574)	(332,101)	15,535	1,475,269
Previsão	1,109,089	—	—	59,498	(27,584)	—	(46,740)	1,094,263
Kenya Postal Directories	1,015,137	—	—	339,976	(230,945)	(73,706)	—	1,050,462
Other	1,269,346	1,649,981	—	507,693	(121,540)	(145,240)	(7,040)	3,153,200

	753,686,076	67,621,297	15,122,053	87,368,156	(58,247,452)	(16,196,743)	1,434,821	850,788,208

(i)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel's subsidiaries in their corresponding amounts of equity and net income. The increases in minority interests in 2006, which are included in the column "Acquisitions, disposals and share capital increases", are related to Vivo's corporate restructuring completed in February 2006. The reduction in the income applicable to minority interests in 2007, as compared to 2006, is primarily explained by the minority's share in the tax gain recognized by Vivo in 2006 amounting to Euro 134 million (Note 19) related to tax losses from previous periods.

(ii)
The investment in MTC was acquired in September 2006 (Note 2.b), and accordingly its results have been included in Portugal Telecom's consolidated results starting on that date, which primarily explains the increase in net income applicable to minority interests in 2007.

(iii)
In July 2007, Portugal Telecom sold a 22% stake in this investment, which aggregates all of Portugal Telecom's interests in Africa, except for Médi Télécom (Note 17).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

21. Minority interests (Continued)

(iv)
The minority interests in PT Multimedia correspond to the interests of minority shareholders in PT Multimedia's equity and net income, considering the application of the equity method of accounting. Following the completion of the spin-off of this business on 7 November 2007 (Note 1), PT Multimédia is no longer part of the Group.

22. Dividends

        On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 41 and 44.i) were paid in 2007.

        On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2005. Accordingly, dividends amounting to Euro 526,402,838 (Notes 41 and 44.i) were paid in 2006.

        On 29 April 2005, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 35 cents per share relating to year 2004. Accordingly, dividends amounting to Euro 395,085,000 (Notes 44.i) were paid in 2005.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

23. Earnings per share

        Earnings per share for the years 2007, 2006 and 2005 were computed as follows:

		2007	2006	2005
Income from continued operations, net of minority interests	(1)	725,529,205	824,280,479	568,597,028
Income from discontinued operations, net of minority interests	(2)	16,330,531	42,479,178	85,387,791

Net income attributable to equity holders of the parent	(3)	741,859,736	866,759,657	653,984,819

Financial costs related with exchangeable bonds (net of tax)	(4)	9,239,015	5,272,196	5,659,858

Net income considered in the computation of the diluted earnings per share	(5)	751,098,751	872,031,853	659,644,677

Weighted average common shares outstanding in the period	(6)	1,050,740,503	1,108,740,884	1,138,250,826
Effect of the exchangeable bonds		64,655,173	93,895,026	96,137,610

	(7)	1,115,395,676	1,202,635,910	1,234,388,436

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.69	0.74	0.50
Diluted	[(1)+(4)]/(7)	0.66	0.69	0.47
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.02	0.04	0.08
Diluted	(2)/(7)	0.01	0.04	0.07
Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.71	0.78	0.57
Diluted	(5)/(7)	0.67	0.73	0.53

        In 2007, dilutive effects include the impact of the exchangeable bonds issued on August 2007, while in 2006 dilutive effects included the impact of these exchangeable bonds and those issued in 2001, which were repaid in December 2006. In 2005, dilutive effects included the impact of both exchangeable bonds.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

24. Short-term investments

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Bonds	243,127,974	492,607,644
Other short-term investments	927,165,228	1,042,626,085

	1,170,293,202	1,535,233,729

        The reduction in this caption is primarily related to the reduction during the year 2007 of the short-term commercial paper programs entered into by Portugal Telecom (Note 35).

        Bonds are held by Portugal Telecom for short-term periods. Acquisition and sale of these securities are executed under terms and conditions agreed in advance with financial intermediaries.

        Short-term investments have terms and conditions previously agreed with financial institutions.

25. Accounts receivable—trade

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Current accounts receivable—trade:
Accounts receivable from customers	1,428,941,709	1,410,621,902
Unbilled revenues	210,384,282	161,947,862

	1,639,325,991	1,572,569,764
Adjustments for doubtful accounts receivable—trade (Note 39)	(331,896,220)	(390,657,352)

	1,307,429,771	1,181,912,412

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

26. Accounts receivable—other

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Current accounts receivable—other
Receivables from related parties(i)	19,360,241	52,582,086
Contributions from SNS(ii)	30,341,962	35,425,856
Discounts given to retired Portuguese citizens(iii)	21,719,037	17,985,959
Trial deposits	21,022,986	16,810,729
Advances to suppliers(iv)	19,089,604	67,351,747
Unbilled interest	4,414,697	7,314,030
Other	46,390,366	53,219,004

	162,338,893	250,689,411
Adjustments for other current accounts receivable (Note 39)	(33,593,504)	(31,777,234)

	128,745,389	218,912,177

Other non-current accounts receivable	6,641,582	17,415,215
Adjusments for other non-current accounts receivable (Note 39)	(2,289,349)	(2,177,276)

	4,352,233	15,237,939

    (i)
    The reduction in this caption is primarily explained by the dividends received from Unitel in January 2007 related to its earnings of 2005 amounting to Euro 27 million (Note 44.e). Dividends from Unitel related to its earnings of 2006 amounting to Euro 46 million (Note 44.e) were paid in October 2007.

    (ii)
    These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity was obliged to make a payment per beneficiary of the plan. This agreement was terminated during 2006 under a restructuring of the Health Care Plan (Note 9.2). As a result of the termination of the Protocol with SNS (Note 9.2), PT Comunicações recorded an adjustment amounting to Euro 19,953,801 to cover certain recoverability risks of these receivables. This amount includes Euro 11,528,257 (Note 9.5) related to receivables from contributions to retired participants, which was recorded as a deduction to the gain from the termination of the Protocol with SNS; the remaining amount of Euro 8,425,544 is related to receivables from contributions to active participants and was recorded as an expense under the caption "Provisions and adjustments".

    (iii)
    This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which were supposed to be reimbursed by the Portuguese State, under Decree-Law 20-C/86, in accordance with the terms of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

26. Accounts receivable—other (Continued)

      Contract, which stated that this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. In 2007, the Portuguese State excluded this expense from the Annual State Budget, and no longer will reimburse PT Comunicações. As at 31 December 2007, the account receivable from the Portuguese State is related to the discounts granted during the year 2006, and since 1 January 2007 these discounts are fully paid by PT Comunicações with no right for reimbursement.

    (iv)
    As at 31 December 2006, this caption included Euro 43 million related to advances to content providers in the PT Multimedia business (audiovisuals business).

27. Inventories

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Merchandise(i)	149,942,019	131,028,707
Raw materials and consumables	17,707,009	16,747,586
Work in progress	9,319,751	7,137,219

	176,968,779	154,913,512
Adjustments for obsolete and slow-moving inventories (Note 39)	(16,376,372)	(24,632,948)

	160,592,407	130,280,564

    (i)
    As at 31 December 2007, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephone and modems (internet access through ADSL) from the wireline business.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable

        As at 31 December 2007 and 2006, this caption consists of:

	2007		2006
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	12,510,592	45,559,972	42,025,536	63,617,392
Income taxes	93,139,728	165,413,419	20,997,678	117,289,642
Personnel income tax witholdings	—	7,917,086	—	8,690,404
Social Security Contributions	—	6,303,572	—	8,291,722
Other	425,892	970,934	1,550,871	1,692,400

	106,076,212	226,164,983	64,574,085	199,581,560
Taxes in foreign countries	133,035,372	155,791,731	147,173,487	117,381,268

	239,111,584	381,956,714	211,747,572	316,962,828

Non-current taxes
Taxes in foreign countries	148,340,234	31,172,618	124,531,128	25,787,484

        As at 31 December 2007 and 2006, the caption "Taxes in foreign countries" relates basically to 50% of taxes receivable and payable by Brasilcel's subsidiaries, as follows:

	2007		2006
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	19,702,942	22,861,277	36,415,422	14,826,855
Indirect taxes	105,244,634	113,231,752	101,965,330	87,792,618
Other	8,087,796	19,698,702	8,792,735	14,761,795

	133,035,372	155,791,731	147,173,487	117,381,268

Non-current taxes:
Income taxes(i)	100,562,243	286,977	82,813,411	—
Indirect taxes(ii)	47,777,991	30,885,641	41,717,717	25,787,484

	148,340,234	31,172,618	124,531,128	25,787,484

(i)
This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)
Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real state property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

  Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

        As at 31 December 2007 and 2006, the net balance of the caption "Income taxes" from operations in Portugal is made up as follows:

	2007	2006
Current income taxes of the operations in Portugal recorded in the balance sheet	(165,413,419)	(117,289,642)
Payments on account	87,354,017	7,201,228
Witholding income taxes, net	4,301,431	3,951,609
Income taxes receivable(i)	1,484,280	9,844,841

Net income tax payable from operations in Portugal	(72,273,691)	(96,291,964)

    (i)
    As at 31 December 2006, this caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that could only be recoverable when the Company started to pay income taxes after full utilization of its tax losses carriedforward, which occurred during the 2007, and therefore those withholding income taxes were recovered.

        The reconciliation between current income taxes recorded in the Company's balance sheet as at 31 December 2007 and 2006 and current income tax expense for the periods then ended, is as follows:

	2007	2006
Current income taxes of the operations in Portugal recorded in the balance sheet	165,413,419	117,289,642
Foreign current income taxes of international subsidiaries(i)	42,927,250	45,631,371
Excess provision for income taxes for the previous year (Note 19)	(9,993,868)	—
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	8,808,391	8,545,381
Tax losses carriedforward used in the year (Note 19)(ii)	—	137,127,830
Other	1,454,949	2,887,521

	208,610,141	311,481,745

    (i)
    The reduction in this caption is mainly related to Vivo, following Vivo's corporate restructuring at the end of 2006, which allows Vivo to offset losses from certain companies, with taxable profits from other companies.

    (ii)
    As at 31 December 2006, this caption is related to the utilization of tax losses carryforward by Portugal Telecom and PT Multimedia. As at 31 December 2007, PT

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

      Multimedia is no longer part of the Portugal Telecom Group, following the completion of its spin-off, while Portugal Telecom had already fully used its tax losses carriedforward by the end of 2006.

        The current income tax expense was recorded in the following captions:

	2007	2006
Profit and loss statement (Note 19)	198,710,104	292,449,234
Discontinued operations (Note 20)	5,462,607	16,364,785
Accumulated earnings	4,437,430	2,667,726

	208,610,141	311,481,745

29. Prepaid expenses

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Marketing and publicity	31,445,870	25,674,326
Telephone directories	30,341,615	35,231,362
Sales of equipment(i)	17,595,322	13,561,835
Rentals	7,257,690	7,752,817
Maintenance and repairs	2,442,023	1,898,802
Interest paid in advance	895,479	831,413
Programming content(ii)	—	2,825,949
Other	16,548,816	33,938,245

	106,526,815	121,714,749

    (i)
    Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred and recognized up to the activation of the customer.

    (ii)
    These prepaid expenses were related to PT Multimedia, which as at 31 December 2007 is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off in November 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

30. Other current and non-current assets

        As at 31 December 2007 and 2006, these captions are made up as follows:

	2007	2006
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)(i)	35,324,314	46,332,009
Other	3,655,680	4,072,995

	38,979,994	50,405,004

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)(i)	470,140,303	627,430,804
Fair value of equity swaps over PT Multimedia shares and of interest rate derivatives classified as cash flow hedges (Note 42.2)	—	21,033,234
Other	14,125,856	15,328,650

	484,266,159	663,792,688

    (i)
    In December 2007, certain contracts related to QTE transactions were terminated early without any cost to Portugal Telecom, therefore Portugal Telecom has derecognized the assets and liabilities related to those contracts (Notes 3.l.ix) and 40).

31. Investments in group companies

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Investments in associated companies	273,637,325	229,455,418
Goodwill, net of impairment losses	167,552,271	164,612,372
Loans granted to associated companies and other companies	95,194,241	102,018,169
Investments in other companies	1,678,417	3,012,320
Advances for investments	18,387	—

	538,080,641	499,098,279

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As at 31 December 2007 and 2006, the caption "Investments in associated companies" consists of:

	2007	2006
Unitel	145,838,919	116,979,117
Universo Online, Inc ("UOL")(i)	69,535,950	51,827,526
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")	28,607,601	30,296,559
Médi Télécom	12,603,496	9,798,765
Banco Best, SA(ii)	7,250,840	7,362,020
Páginas Amarelas, SA ("Páginas Amarelas")	3,299,170	3,721,127
Hungaro Digitel KFT	3,155,246	2,477,113
INESC—Instituto de Engenharia de Sistemas e Computadores(iii)	2,992,787	2,992,787
Guiné Telecom, SARL(iii)	2,907,534	2,907,534
Lisboa TV—Informação e Multimédia, SA(iv)	—	3,534,312
Other companies	3,346,103	3,458,879

	279,537,646	235,355,739
Adjustments for investments in associated companies (Note 39)	(5,900,321)	(5,900,321)

	273,637,325	229,455,418

    (i)
    As at 31 December 2007, the fair value of our investment in UOL amounted to Euro 161 million, which compares to a carrying value of Euro 127 million, including goodwill. The fair value of this investment is based on the market price of UOL shares, which are listed on the São Paulo stock market.

    (ii)
    On 25 March 2008, Portugal Telecom has reached an agreement with Espírito Santo Financial Group, S.A. for the sale of the 34% stake that it held in this associated company, for an amount of Euro 16 million. The execution of this transaction is subject to non-opposition by the Portuguese Central Bank.

    (iii)
    As at 31 December 2007, these investments are fully adjusted for.

    (iv)
    The investment in this company is held by PT Conteúdos, a fully owned subsidiary of PT Multimedia, which as at 31 December 2007 is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off on November 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As at 31 December 2007 and 2006, the caption "Goodwill, net of impairment losses" consists of:

	2007	2006
Páginas Amarelas	83,754,434	83,754,434
UOL	57,299,334	53,773,291
Unitel	26,498,503	26,498,503
Other companies	—	586,144

	167,552,271	164,612,372

        During 2007 and 2006, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

        Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Médi Télécom	72,112,464	68,106,243
Sportinveste Multimédia(i)	35,318,668	35,318,668
INESC(ii)	3,292,066	3,292,066
Sport TV(iii)	—	12,500,000
Other companies	4,306,374	2,041,301

	115,029,572	121,258,278
Adjustments for loans granted to associated companies and other companies (Note 39)	(3,292,066)	(3,292,066)
Adjustments related with the equity accounting on financial investments (Note 39)(iv)	(16,543,265)	(15,948,043)

	95,194,241	102,018,169

    (i)
    This caption includes Euro 30,023,168 (Note 43) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

    (ii)
    This loan is fully adjusted for its expected realizable value.

    (iii)
    As at 31 December 2006, these loans were granted by PT Multimedia, which as at 31 December 2007 is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off on November 2007.

    (iv)
    This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. If accumulated losses resulting from the equity method of accounting exceed

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

      the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company. As at 31 December 2007 and 2006, this provision amounted to Euro 3,634,576 and Euro 4,548,077 (Note 39), respectively. As of those dates, accumulated negative equity accounting adjustments are related to the investment in Sportinveste Multimedia.

        As at 31 December 2007 and 2006, the caption "Investment in other companies" consisted of:

	2007	2006
Guinetel	296,545	966,277
Janela Digital	900,790	586,696
Archways(i)	—	2,997,158
Other companies	481,082	1,277,212

	1,678,417	5,827,343
Adjustments for investments in group companies (Note 39)	—	(2,815,023)

	1,678,417	3,012,320

    (i)
    This company was fully consolidated as at 31 December 2007.

        During 2007, 2006 and 2005, the profit and loss caption "Equity in earnings of associated companies, net" consists of:

	2007	2006	2005
Unitel	91,752,183	82,477,320	50,580,539
CTM	16,951,994	14,815,486	16,457,134
UOL	13,055,606	6,150,137	175,386,845
Médi Télécom	3,081,353	45,571,110	3,183,869
Other	1,286,521	(18,408,197)	(10,922,123)

	126,127,657	130,605,856	234,686,264

        A summarized financial data of the main associated companies as at 31 December 2007 and for the year ended on that date is presented below:

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	726,217,471	142,861,795	583,355,676	648,843,741	367,008,732
Médi Télécom	32.18%	1,079,180,662	1,040,015,044	39,165,618	438,440,719	9,575,367
UOL	29.00%	295,020,991	55,241,853	239,779,138	181,713,739	45,019,331
CTM	28.00%	149,053,702	46,883,698	102,170,004	207,438,458	60,542,836

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        A summarized financial data of the main associated companies as at 31 December 2006 and for the year ended on that date is presented below:

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	657,489,749	189,573,281	467,916,468	517,082,106	329,909,280
Médi Télécom	32.18%	1,146,312,081	1,115,862,221	30,449,860	425,073,848	141,613,145
UOL	29.00%	263,143,894	84,428,287	178,715,607	165,095,125	21,207,369
CTM	28.00%	165,642,343	57,440,347	108,201,996	209,126,648	52,912,450

        As required by SEC rules, considering the impact of Portugal Telecom's share in the earnings of UNITEL in Portugal Telecom's consolidated net income, addicional financial data about this associated company is disclosed below (amounts stated in millions of Euro):

	2007	2006
Current assets	434.3	329.5
Tangible assets	290.9	326.7
Intangible assets	1.0	1.3

Total assets	726.2	657.5

Current liabilities	74.3	132.5
Medium and long-term debt	68.6	57.1

Total liabilities	142.9	189.6

Revenues	648.8	517.1
Costs	309.5	213.3

Income before financial results and taxes	339.3	303.8
Financial results	27.7	26.1

Income before income taxes	367.0	329.9
Minus: Income taxes	—	—

Net income	367.0	329.9

32. Other investments

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Financial investments available for sale (Note 3.l.ii)	—	99,744,129
Real estate investments, net of accumulated amortisation	23,024,202	26,344,787
Other financial investments	4,211,218	6,302,163

	27,235,420	132,391,079

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

32. Other investments (Continued)

        The fair value of financial investments available for sale was determined based on their listed price as of the balance sheet date, and the change in the fair value was recognised in accumulated earnings until the moment investments are disposed of. The movement in the fair value of financial investments available for sale during 2007, was as follows:

	Balance 31 Dec 2006	Change in fair value	Disposals (Note 44.d)	Balance 31 Dec 2007
Banco Espírito Santo ("BES")	95,340,000	14,978,600	(110,318,600)	—
Telefónica	4,404,129	703,812	(5,107,941)	—

	99,744,129	15,682,412	(115,426,541)	—

        Following the disposal of the investments in BES and Telefónica, Portugal Telecom has recorded in 2007 gains amounting to Euro 35,698,600 (Note 17) and Euro 2,951,908 (Note 17) under the caption "Net gains on financial assets and other investments", respectively, corresponding to the accumulated changes in the fair value of these investments until the date of the disposal, previously recorded in shareholders' equity.

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets. As at 31 December 2007, the total carrying value and fair value of real state with acquisition cost above Euro 50,000 amounted to approximately Euro 20 million and Euro 25 million, respectively.

        PT Comunicações received rents from lease contracts in 2007 and 2006 amounting to Euro 1,468,871 and Euro 1,827,441 (Note 17), respectively. During the years 2007 and 2006, amortization costs amounted to Euro 831,201 and Euro 1,043,266 (Note 17) respectively, and no impairment losses were recognized.

        Regarding real estate investments, investments totaling Euro 7,869,802 are installed in properties of third parties or on public property, and investments amounting to Euro 13,240,021 are not yet registered in PT Comunicações's name.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

32. Other investments (Continued)

        As at 31 December 2007 and 2006, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2007	2006
Lea Louise(i)	7,903,379	—
Tagusparque	1,296,875	1,296,875
Vortal	687,514	687,514
Seguradora Internacional	617,224	704,448
Cypress(ii)	—	3,016,754
Other	4,734,872	6,477,901

	15,239,864	12,183,492
Adjustments for other investments (Note 39)	(11,028,646)	(5,881,329)

	4,211,218	6,302,163

    (i)
    During 2007, Portugal Telecom has disposed 90% of its share in this company, which held investments in Congo. Following this disposal, the investment in this company is now fully provided for and is accounted for at cost, while in 2006 was fully consolidated.

    (ii)
    The investment in this company was held by PT Multimedia as at 31 December 2006.

33. Intangible assets

        During 2007 and 2006, the movements in intangible assets were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Cost
Industrial property and other rights	3,187,464,243	(539,867)	(207,561,435)	360,266,362	189,260,382	29,216,969	3,558,106,654
Goodwill	1,284,041,510	(9,153,926)	(254,516,010)	—	54,279,165	—	1,074,650,739
Other intangible assets	26,944,906	(286,308)	—	3,699,472	112,013	3,852,901	34,322,984
In-progress intangible assets	17,672,184	—	(277,194)	49,395,608	2,369,139	(39,881,559)	29,278,178

	4,516,122,843	(9,980,101)	(462,354,639)	413,361,442	246,020,699	(6,811,689)	4,696,358,555

Accumulated depreciation
Industrial property and other rights	1,008,817,783	(537,016)	(48,787,295)	268,931,858	67,164,818	(5,772,013)	1,289,818,135
Other intangible assets	16,423,797	(278,764)	—	5,838,449	(107,485)	1,540,996	23,416,993

	1,025,241,580	(815,780)	(48,787,295)	274,770,307	67,057,333	(4,231,017)	1,313,235,128

	3,490,881,263	(9,164,321)	(413,567,344)	138,591,135	178,963,366	(2,580,672)	3,383,123,427

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

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

        The changes in the consolidation perimeter during 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during 2006 are mainly related to the disposal of PrimeSys TI.

        Following the approval of the spin-off of PT Multimédia at the Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20), and after the conclusion of the spin-off on 7 November 2007 PT Multimédia is no longer part of the Portugal Telecom Group as at 31 December 2007.

        Increases in accumulated depreciation during 2007 are related to continued operations and were recorded under the caption "Depreciation and amortization". During 2006, increases in accumulated depreciation include Euro 276,501,987 related to continued operations, which were included in the caption "Depreciation and amortization", and Euro 19,426,118 related to discontinued operations, which were included in the caption "Discontinued operations".

        As at 31 December 2007, the caption "Industrial property and other rights" includes the following items:

  •
  Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

  •
  Euro 1,934,591,520 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, and (ii) the cost of Band B mobile telecommunications licenses obtained by Vivo to operate in certain Brazilian states;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

  •
  Euro 717,007,270 related to software licenses;

  •
  Euro 374,839,515 related to a UMTS license obtained by TMN, including Euro 133,092,912 from previous periods and Euro 241,746,603 (Note 7.d) capitalized during the year 2007. In 2000 TMN and the other mobile operators have assumed the commitment of making contributions to the information society during the period through the maturity of the license (2015). At the time it was not possible to reliable estimate how the commitments would be fulfilled, therefore Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at Euro 355 million. During the second half of 2007, TMN reached an agreement with the Government, which established that (a) Euro 260 million should be realized through "E Initiatives" (an initiative led by the government which offers to school teachers and students laptops and discounts in internet services) and (b) Euro 95 million should be realized through the subsidization of equipments, services discounts and network investments. The amount related to the "E Initiatives" was recognized as a license cost in 2007 for the amount of its net present value (Euro 233 million), and the Euro 95 million will be recorded when incurred as its expected that these investments will be made in the normal course of the business of TMN. In addition, TMN assumed the payment of one third of Oniway's commitment, which amounted to Euro 8 million;

  •
  Euro 95,998,811 related to terminal equipment rented to post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts;

  •
  Euro 42,575,000 related to contracts signed by PT Comunicações in 2007 for the acquisition of satellite capacity until 2015, which were recorded as capital leases (Note 7.a); and

  •
  Euro 32,278,678 resulting from the MTC's purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which guarantees to Portugal Telecom the control of MTC.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

        As at 31 December 2007 and 2006, the goodwill related to subsidiaries was as follows:

	2007	2006
Vivo(i)	750,381,297	692,801,517

Wireline business
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

PT Multimedia
Pay TV and Cable Internet(ii)	—	254,516,010

Other businesses (Note 7.d)
MTC	37,216,652	40,499,689
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab(iii)	—	6,543,675
TV Cabo Macau(iv)	—	2,610,251
Other	16,445	34,023

	53,314,309	65,768,850

	1,074,650,739	1,284,041,510

    (i)
    The increase in the goodwill of Vivo is mainly related to the Brazilian Real appreciation against the Euro in 2007 (Euro/Brazilian Real exchange rate of 2.8118 as at 31 December 2006, as compared to 2.5963 as at 31 December 2007).

    (ii)
    Following the approval of the spin-off of PT Multimédia at the last Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20).

    (iii)
    This company was liquidated in in 2007 and the related goodwill was derecognized, with a corresponding charge to net income being recorded under the caption "Other costs, net".

    (iv)
    The investment in this company was disposed of in January 2007 for an amount of Euro 3,108,957 (Exhibit I).

        For impairment analysis purposes, goodwill was allocated to cash generating units, which correspond to reportable business segments (Note 7). The Company's management has concluded, based on estimated cash flows for those segments discounted using the applicable discount rates, that as at 31 December 2007 the book value of financial investments, including goodwill, did not exceed its recoverable amount.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets

        During 2007 and 2006 the movements in tangible assets were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Cost
Land	80,701,925	—	(2,536,060)	69,550	916,414	(65,529)	79,086,300
Buildings and other constructions	994,010,394	(690,905)	(41,689,480)	19,985,588	4,292,819	17,158,778	993,067,194
Basic equipment	11,693,392,675	(6,580,133)	(592,065,927)	392,951,324	212,738,612	70,289	11,700,506,840
Transportation equipment	83,151,249	(140,853)	(6,719,774)	12,836,409	151,595	(11,668,384)	77,610,242
Tools and dies	22,364,493	(42,376)	(240,069)	2,537,465	411,426	297,133	25,328,072
Administrative equipment	1,040,518,167	(627,411)	(60,499,407)	63,684,649	11,548,390	918,314	1,055,542,702
Other tangible assets	68,698,713	—	(17,322,602)	1,561,968	(78,606)	(500,322)	52,359,151
In-progress tangible assets	202,969,026	—	(7,557,835)	233,416,082	15,077,570	(281,337,059)	162,567,784
Advances to suppliers of tangible assets	332,613	—	(663,882)	628,943	(25,042)	(5,786)	266,846

	14,186,139,255	(8,081,678)	(729,295,036)	727,671,978	245,033,178	(275,132,566)	14,146,335,131

Accumulated depreciation
Land	12,329,972	—	—	—	—	(49,241)	12,280,731
Buildings and other constructions	561,196,222	(566,965)	(14,454,140)	49,435,848	1,043,696	1,369,195	598,023,856
Basic equipment	8,696,866,112	(5,739,792)	(360,337,269)	700,821,336	144,583,390	(222,489,094)	8,953,704,683
Transportation equipment	43,232,754	(79,185)	(4,013,203)	15,170,378	38,445	(9,802,567)	44,546,622
Tools and dies	18,458,676	(35,691)	(199,540)	1,109,858	182,551	(13,276)	19,502,578
Administrative equipment	848,234,080	(582,192)	(38,317,829)	79,965,453	7,273,738	(13,649,791)	882,923,459
Other tangible assets	63,788,249	—	(14,690,691)	1,791,559	5,149,474	(6,082,560)	49,956,031

	10,244,106,065	(7,003,825)	(432,012,672)	848,294,432	158,271,294	(250,717,334)	10,560,937,960

	3,942,033,190	(1,077,853)	(297,282,364)	(120,622,454)	86,761,884	(24,415,232)	3,585,397,171

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

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

        The changes in the consolidation perimeter during 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during 2006 are mainly related to the disposal of PrimeSys TI.

        Following the approval of the spin-off of PT Multimédia at the Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20), and after the conclusion of the spin-off on 7 November 2007 PT Multimédia is no longer part of the Portugal Telecom Group as at 31 December 2007.

        Increases in accumulated depreciation during 2007 are related to continued operations and were recorded under the caption "Depreciation and amortization". Increases in accumulated depreciation during 2006 include Euro 854,211,820 related to continued operations, which were included in the caption "Depreciation and amortization", and Euro 59,637,717 related to discontinued operations, which were included in the caption "Discontinued operations".

        In 2007, the column "Other" includes respectively Euro 15 million and Euro 21 million related to the write-off and disposal of certain fixed assets at PT Comunicações, which were included under the captions of "Other costs, net" and "Net gains on disposals of fixed assets" of the wireline business. In 2006, the column "Other" includes (i) Euro 51 million related to adjustments to the value of certain CDMA equipments at Vivo (Note 15), (ii) Euro 11 million related to the writte-off of certain fixed assets at PT Comunicações, and (iii) Euro 6 million related to the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

        The following situations regarding tangible assets should be mentioned:

  •
  Euro 1,103,300,380 of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

  •
  Euro 19,759,332 of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums; and

  •
  In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet. On December 2007, some of these contracts were terminated early upon decision of the counterparty without any costs for Portugal Telecom (Note 30).

35. Debt

        As at 31 December 2007 and 2006, this caption consists of:

	2007		2006
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	689,407,731	—	—
Bonds	96,290,875	3,061,702,959	—	3,133,646,046
Bank loans
External loans	429,216,931	940,374,402	381,866,643	1,075,326,685
Domestic loans	2,073,991	530,120	24,994,569	28,075,839
Other loans
Commercial paper	323,688,504	—	749,411,565	—
External loans	271,700	—	460,231	271,654
Commitments under the UMTS license	55,911,577	144,659,000	—	—
Liability related to equity swaps on treasury shares (Note 41.3)	323,178,913	—	187,612,393	—
Leasings	25,452,994	124,001,602	28,378,629	230,216,908

	1,256,085,485	4,960,675,814	1,372,724,030	4,467,537,132

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

35.1. Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totaling Euro 750,000,000, exchangeable into fully paid ordinary shares of Portugal Telecom, which had the following terms:

  •
  Exchange price: Euro 13.9859 per ordinary share of Portugal Telecom, adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, according to the terms and conditions of the bonds;

  •
  Nominal value: Euro 50,000;

  •
  Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

  •
  Fixed interest rate: 4.125% per annum, paid semi-annually.

        In accordance with IFRS, exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 (Note 41) and was recorded in shareholders' equity, while the financial liability component is recorded through the amortized cost.

        As at 31 December 2007, the fair value of the exchangeable bonds amounted to Euro 791 million.

35.2. Bonds

        On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000 under a Global Medium Term Note ("GMTN") Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2007, the notional amount of these bonds outstanding totals Euro 879,500,000.

        On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais (Euro 96 million as at 31 December 2007 corresponding to the 50% consolidated in Portugal Telecom's balance sheet), with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate.

        On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 193 million as at 31 December 2007 corresponding to the 50% consolidated in Portugal Telecom's balance sheet), with a maturity of ten years and bearing an annual interest rate ranging between 103.3% and 104.2% of the CDI.

        In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

  •
  On 24 March 2005, issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

  •
  On 24 March 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

  •
  On 16 June 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

        Expenses incurred at the date of these bonds were issued, which are related to roundings in defining the coupon rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through the life of the bonds. As at 31 December 2007, the balance of these prepaid expenses amounted to Euro 10,378,792.

        As at 31 December 2007, the maximum possible nominal amount of outstanding notes issued under the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 2,879,500,000 were outstanding as at 31 December 2007.

        As at 31 December 2007, the fair value of the bonds issued amounted to Euro 2,951 million.

35.3. Bank loans

        As at 31 December 2007 and 2006, bank loans are denominated in the following currencies:

	2007		2006
	Currency of the notional	Euro	Currency of the notional	Euro
Euro	773,402,571	773,402,571	945,336,195	945,336,195
US Dollar	13,375,741	9,086,163	28,128,423	21,357,952
Brazilian Real	1,529,060,685	588,938,368	1,505,081,850	535,273,437
Other		768,342		8,296,152

		1,372,195,444		1,510,263,736

        In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years and an extension option. In 2005, the maturity of this facility was renegotiated with 50% of the loan payable in February 2009 and the remainder in February 2010.

        In 2004, Portugal Telecom and PT Finance obtained three other Revolving Credit Facilities totaling Euro 550 million, as follows:

  •
  On 24 June 2004, with an initial amount of Euro 150 million, increased to Euro 300 million in 2007, and an initial maturity of four years, which was extended to six years in 2005 and to eight years in 2007;

  •
  On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in 2005; and

  •
  On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months.

        As at 31 December 2007, the Group had used an amount of Euro 150 million in connection with these four standby facilities.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

        As at 31 December 2007, Vivo also had available standby facilities in the total amount of R$ 1,160 million, of which no amount was being used at that date.

        As at 31 December 2007, loans obtained from the European Investment Bank ("EIB") and KFW amounted to, respectively, Euro 605 million and Euro 5 million, maturing up to 2014.

        As at 31 December 2007 and 2006, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2007	2006
Maximum	5.20%	5.46%
Minimum	3.00%	3.00%

        As at 31 December 2007, the fair value of total bank loans amounted to Euro 1,335 million.

35.4. Commercial paper

        Portugal Telecom has entered into commited short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 31 December 2007, the Company had used an amount of Euro 323,688,504, with maturity in January 2008 and interest at an annual average rate of 4.60%. The fair value as at 31 December 2007 of outstanding commercial paper is similar to its carrying value.

35.5. Commitments under the UMTS license

        This amount corresponds to the present value of the payments related to the commitments assumed by TMN under the UMTS license (Note 33).

35.6. Leasings

        Financial leasing obligations recorded as at 31 December 2007 are mainly related to the lease of vehicles and buildings and to contracts for the acquisition of satellite capacity. The reduction occurred in this caption is primarily explained by the contribution of the multimedia business as at 31 December 2006, which amounted to approximately Euro 143 million.

35.7. Medium and long-term debt

        As at 31 December 2007, long-term debt mature on the following years:

2009	1,122,489,793
2010	226,250,963
2011	159,840,002
2012	1,282,203,996
2013 and following years	2,169,891,060

4,960,675,814

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

35.8. Covenants

        As at 31 December 2007, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

  •
  Change in control

        The exchangeable bonds issued in August 2007 amounting to Euro 750 million, the credit facilities amounting to Euro 1,050 million and certain loans obtained from EIB totaling Euro 598 million as at 31 December 2007, grant the right to the lenders of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

  •
  Credit rating

        Certain loan agreements with the EIB, totaling Euro 343 million as at 31 December 2007, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom was reduced to BBB/Baa2 or less. As a result of Portugal Telecom's downgrade on 3 August 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The agreement between the two entities, signed on 23 February 2007, allows PT to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch).

  •
  Control/disposal of subsidiaries

        The credit facility amounting to Euro 500 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. As of the date of this filling there are no outstanding amounts related to this credit facility.

  •
  Disposals of assets

        The credit facility amounting to Euro 100 million and certain EIB loans totaling Euro 599 million as at 31 December 2007 include certain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on 23 February 2007 mentioned above, the bank waived its rights related to this covenant solely for the PT Multimedia spin-off.

  •
  Financial ratios

        The facility of Euro 500 million and the facility of Euro 150 million state that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. The credit facility of Euro 100 million, states that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the facility of Euro 500 million and to the Euro 300 million facility obtained in June 2004 may be changed if the ratio Consolidated Net

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 31 December 2007, this ratio stood at 1.9.

  •
  Negative Pledge

        The Global Medium Term Notes, the exchangeable bonds and the facilities totaling Euro 1,050 million are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

36. Accounts payable

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Accounts payable-trade	726,507,575	706,367,545
Fixed asset suppliers	310,118,957	347,216,526
Accounts payable to employees	22,693,009	18,382,030
Other	49,562,622	43,123,122

	1,108,882,163	1,115,089,223

37. Accrued expenses

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Supplies and external services	256,280,710	299,237,991
Interest expense(i)	188,695,831	196,902,460
Vacation pay and bonuses	107,293,868	111,835,095
Discounts to clients	53,500,672	39,057,657
Other	35,279,847	33,184,329

	641,050,928	680,217,532

    (i)
    As at 31 December 2007 and 2006, this caption included (a) Euro 44.7 million and Euro 58.5 million (Note 42), respectively, related to the fair value of the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) Euro 13.7 million and Euro 11.2 million (Note 42), respectively, related to the fair value of exchange rate and interest rate derivatives contracted by several Group companies.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

38. Deferred income

        As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Current deferred income
Advance billings
Pre-paid mobile traffic	129,224,776	111,408,166
Penalties imposed to customers relating to violations of contracts	45,031,350	39,942,294
Other advance billings	76,102,570	41,948,176
Other	35,697,771	22,439,675

	286,056,467	215,738,311

39. Provisions and adjustments

        During the years 2007 and 2006, the movements in this caption were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	424,611,862	(326,253)	(63,075,788)	104,873,101	(7,561,496)	7,458,925	(98,201,278)	367,779,073
For inventories (Note 27)	24,632,948	—	(7,555,757)	761,252	(1,981,787)	1,032,940	(513,224)	16,376,372
For investments (Note 31 and 32)	33,836,782	7 620 942	(3,076,928)	1,302,893	(903,796)	221 617	(2,237,212)	36,764,298

	483,081,592	7,294,689	(73,708,473)	106,937,246	(10,447,079)	8,713,482	(100,951,714)	420,919,743

Provisions for risks and costs
Litigation (Note 46)	52,386,942	—	(137,000)	40,991,892	(2,210,664)	3,925,349	(25,472,417)	69,484,102
Taxes	43,655,078	(22 689)	(6,423,765)	10,871,672	(13,464,072)	1,436,574	(1,301,846)	34,750,952
Other	111,743,038	(773 190)	(5,843,708)	9,908,852	(379,335)	3,586,804	12,696,059	130,938,520

	207,785,058	(795,879)	(12,404,473)	61,772,416	(16,054,071)	8,948,727	(14,078,204)	235,173,574

	690,866,650	6,498,810	(86,112,946)	168,709,662	(26,501,150)	17,662,209	(115,029,918)	656,093,317

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2006
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	373,818,493	521 587	283,188,936	(42,065,033)	(6,258,490)	(184,593,631)	424,611,862
For inventories (Note 27)	28,247,571	—	2,653,654	(5,247,510)	(227,079)	(793,688)	24,632,948
For investments (Note 31 and 32)	65,270,472	—	6,336,241	(36,098,033)	310,993	(1,982,891)	33,836,782

	467,336,536	521,587	292,178,831	(83,410,576)	(6,174,576)	(187,370,210)	483,081,592

Provision for risks and costs
Litigation (Note 46)	74,717,074	—	26,460,483	(2,286,421)	(1,924,893)	(44,579,301)	52,386,942
Taxes	68,293,691	—	13,960,219	(32,635,330)	(1,391,010)	(4,572,492)	43,655,078
Other	135,511,379	—	5,374,211	(12,385,262)	(934,093)	(15,823,197)	111,743,038

	278,522,144	—	45,794,913	(47,307,013)	(4,249,996)	(64,974,990)	207,785,058

	745,858,680	521,587	337,973,744	(130,717,589)	(10,424,572)	(252,345,200)	690,866,650

        The changes in the consolidation perimeter during 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I).

        Following the approval of the spin-off of PT Multimédia at the last Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20), and after the conclusion of the spin-off on November 2007 is no longer part of the Portugal Telecom Group as at 31 December 2007.

        As at 31 December 2007 and 2006, the caption "Provisions for risks and costs" was classified in the balance sheet in accordance with the expected settlement date, as follows:

	2007	2006
Current provision
Litigation	41,120,207	32,053,458
Taxes	27,326,736	26,512,397
Other	54,893,257	46,585,636

	123,340,200	105,151,491

Non-current provision
Litigation	28,363,895	20,333,484
Taxes	7,424,216	17,142,681
Other	76,045,263	65,157,402

	111,833,374	102,633,567

	235,173,574	207,785,058

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

        As at 31 December 2007 and 2006, the caption "Provisions for risks and costs—Other", consists of:

	2007	2006
Asset retirement obligation (Note 3.g)	71,211,681	58,867,102
Customer retention programs(i)	48,381,701	42,607,492
Negative financial investments (Note 31)(ii)	3,634,576	4,548,077
Other	7,710,562	5,720,367

	130,938,520	111,743,038

    (i)
    This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes and was computed based on present catalogue costs and estimated usage levels.

    (ii)
    This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a).

        The increases in provisions and adjustments in 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Provisions and adjustments	150,849,660	288,106,111
Equity in losses of affiliated companies	5,997,142	7,588,684
Income taxes (Notes 19 and 28)	9,430,412	8 545 381
Discontinued operations—other costs (Note 20)	—	16,456,669
Costs of products sold (Note 11)	197,841	1,159,694
Curtailment costs, net (Note 9.5)	—	11,528,257
Other	2,234,607	4,588,948

	168,709,662	337,973,744

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        The decreases in these captions in 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Provisions and adjustments	22,913,191	69,378,844
Costs of products sold (Note 11)	1,957,157	3,279,638
Equity in earnings of affiliated companies	892,076	36,675,164
Income taxes (Notes 19 and 28)	622,021	—
Discontinued operations—other costs (Note 20)	—	14,078,590
Indirect taxes (Note 14)	—	4,214,639
Discontinued operations—commercial costs	—	1,874,213
Other	116,705	1,216,501

	26,501,150	130,717,589

        In 2007 and 2006, the profit and loss caption "Provisions and adjustments" consists of:

	2007	2006
Increases in provisions and adjustments for doubtful receivables and other	150,849,660	288,106,111
Decreases in provisions and adjustments for doubtful receivables and other	(22,913,191)	(69,378,844)
Direct write-off of accounts receivable	2,986,716	11,051,654
Collections from accounts receivable which were previously written-off	(3,889,466)	(13,142,566)

	127,033,719	216,636,355

        The amount in the column "Other movements" under the caption "Adjustments for doubtful accounts receivable" relates mainly to the write-off of balances previously fully provided for (Note 25).

        In the caption of "Provisions for risks and costs—Litigation", the reduction in column "Other" in the year 2006 is mainly related to the unfavorable resolution of a legal action against Vivo related to the privatization of Telebrás in 1998, following which Vivo paid an amount of Euro 26 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

40. Other current and non-current liabilities

        As at 31 December 2007 and 2006, these captions consist of:

	2007	2006
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	35,324,314	46,332,009
Dividends payable(i)	5,680,966	8,909,070
Other(ii)	26,303,667	27,254,810

	67,308,947	82,495,889

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	470,140,303	627,430,804
Fair value of derivative financial instruments (Note 42)	47,808,141	44,048,655
Other(iii)	3,824,096	11,065,915

	521,772,540	682,545,374

    (i)
    This caption is related to unpaid dividends declared by Brasilcel's subsidiaries.

    (ii)
    As at 31 December 2007 and 2006, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with a reverse stock split undertaken in 2005. In this transaction, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts.

    (iii)
    This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity

        During 2006 and 2007, the movements in this caption were as follows:

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity excluding minority interests
Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	—	(121,523,559)	(125,428,500)	—	—
Increase of free reserves through a share capital reduction	(1,072,413,675)	—	—	—	—	1,072,413,675	—
Acquisition of treasury shares through equity swaps	—	—	(171,984,398)	—	—	—	(171,984,398)
Cash settlement of equity swaps over treasury shares (Note 41.3)	—	—	86,416,953	—	—	—	86,416,953
Dividends paid (Notes 22 and 44.i)	—	—	—	—	—	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	—	—	—	25,001,079	—	(25,001,079)	—
Income recognized directly in equity	—	—	—	—	—	172,069,067	172,069,067
Income recognized in the income statement	—	—	—	—	—	866,759,657	866,759,657

Balance as at 31 December 2006	395,099,775	—	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730
Share capital increase	79,019,955	—	—	(79,019,955)	—	—	—
Share capital reduction	(440,254,035)	—	—	—	—	440,254,035	—
Acquisition of treasury shares, through equity swaps (Note 41.3)	—	—	(607,692,439)	—	—	—	(607,692,439)
Acquisition of treasury shares (Note 41.3)	—	—	(1,050,271,924)	—	1,050,271,924	(1,050,271,924)	(1,050,271,924)
Cancellation of treasury shares (Note 41.3)	(3,091,695)	—	1,050,271,924	—	(1,047,180,229)	—	—
Cash settlement of equity swaps over treasury shares (Note 41.3)	—	—	472,125,919	—	—	—	472,125,919
Dividends paid (Notes 22 and 44.i)	—	—	—	—	—	(516,506,816)	(516,506,816)
Spin-off of PT Multimédia (Note 20)	—	—	—	—	—	(405,328,608)	(405,328,608)
Equity component of exchangeable bonds (Note 35)	—	—	—	—	—	57,145,442	57,145,442
Earnings allocated to the legal reserve	—	—	—	3,086,213	—	(3,086,213)	—
Income recognized directly in equity	—	—	—	—	—	391,640,857	391,640,857
Income recognized in the income statement	—	—	—	—	—	741,859,736	741,859,736

Balance as at 31 December 2007	30,774,000	—	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897

41.1. Share capital

        As approved at the Annual General Meeting held on 27 April 2007, Portugal Telecom has completed on 22 May 2007 its share capital increase of Euro 79,019,955, through the incorporation of legal reserves, and its share capital reduction of Euro 440,254,035, for the release of excess capital through the creation of free reserves in the same amount.

        On 28 September 2007, under the terms of the share buyback program approved at the General Shareholders' Meeting held on 27 April 2007, Portugal Telecom acquired 103,056,500 of its own shares, through the physical exercise of equity swaps (Note 41.3). As resolved also in the General Meeting held on 27 April 2007 and for the purposes of the execution of the share buyback program and the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

corresponding share capital reduction, Portugal Telecom has reduced its share capital by Euro 3,091,695 (Note 41.3) through the cancellation of these 103,056,500 treasury shares.

        As a result of the referred operations, Portugal Telecom's fully subscribed and paid share capital as at 31 December 2007, amounted to Euro 30,774,000 and was represented by 1,025,800,000 shares, with a nominal value of three cents each with the following distribution:.

  •
  1,025,799,500 ordinary shares; and

  •
  500 Class A shares.

        The following matters may not be approved in a General Shareholders' Meeting against the majority of the votes corresponding to Class A shares:

  •
  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities to those of the companies within a dominant relation with Portugal Telecom;

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

  •
  The passing of resolutions on the application of the financial year results, in the case of dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

  •
  Election of the Board of the General Shareholders' Meeting;

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

        In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the approval of a majority of the votes of the Class A shares.

41.2. Capital issued premium

        This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese securities and stock

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

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

41.3. Treasury shares

        As at 31 December 2007 and 2006, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35).

        During 2006 and 2007, the movements in these captions were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value	Carrying value per share
Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71
Equity swaps over treasury shares	18,740,000	6,559,000	165,425,398	171,984,398
Cash settlement of equity swaps over treasury shares	(11,340,000)	(3,969,000)	(82,447,953)	(86,416,953)
Change in the nominal value of each share	—	(8,606,000)	8,606,000	—

Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09

Equity swaps over treasury shares(i)	63,412,972	1,902,389	605,790,050	607,692,439
Acquisitions of treasury shares (Note 41.1)	103,056,500	3,091,695	1,047,180,229	1,050,271,924
Cancellation of treasury shares (Note 41.1)	(103,056,500)	(3,091,695)	(1,047,180,229)	(1,050,271,924)
Cash settlement of equity swaps over treasury shares(ii)	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	—	(6,604,800)	6,604,800	—

Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913	9.17

(i)
This caption is net of an amount of Euro 28.5 million related the the reset of equity swaps over 20,640,000 of its own shares, since Portugal Telecom gave up the right to the dividends related to the spin-off of PT Multimédia attributable to the shares of the equity swaps.

(ii)
During 2007, equity swaps over 48,810,043 of its own shares were cash settled, having Portugal Telecom received an amount of Euro 32,188,194 (Note 17) resulting from the difference between the exercise price and the market price of Portugal Telecom's shares as of the dates of the financial settlement.

41.4. Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of the legal reserve amounting to Euro 121,523,559 and Euro 79,019,955 was used in the share capital increases effective on 11 May 2006 and 22 May 2007, respectively. As at 31 December 2007, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

41.5. Reserve for treasury shares

        The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006. As at 31 December 2007, this reserve was related to shares cancelled on 20 December 2007.

41.6. Accumulated earnings

        As at 31 December 2007 and 2006, this caption consisted of:

	2007	2006
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1 and 9.2)	(1,365,360,771)	(1,650,597,836)
Hedge accounting of financial instruments (Note 42.2)	(617,041)	3,984,931
Investments available for sale	—	22,968,096
Cumulative foreign currency translation adjustments and other(i)	839,593,851	637,337,339

	(526,383,961)	(986,307,470)
Tax effect	362,188,945	430,471,597

	(164,195,016)	(555,835,873)
Reserves and retained earnings	1,043,097,256	1,654,131,683
Net income attributable to equity holders of the parent	741,859,736	866,759,657

	1,620,761,976	1,965,055,467

(i)
This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to Portugal Telecom's investment in Brazil, whose currency translation adjustments amounted to Euro 875 million as at 31 December 2007, mainly related to the investment in Vivo.

42. Financial instruments

42.1. Financial risks

        Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom's financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

        The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

subject to authorization from Portugal Telecom's Executive Committee. The positions held by the Company, as well as the relevant financial markets, are periodically monitored. The fair value of these derivatives is determined on a regular basis in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

        Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        As at 31 December 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,536 million (Euro 2,903 million at the Euro/Real exchange rate as at 31 December 2007), of which more than approximately 90% is related to our investment in Vivo.

        The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in foreign currencies different from the Group companies' functional currencies. As at 31 December 2007, these risks were basically related to:

  •
  Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 43 million (Euro 29 million at the Euro/US Dollar exchange rate as at 31 December 2007), for which Portugal Telecom has contracted an exchange rate and interest rate derivative;

  •
  Debt denominated in US Dollars contracted by Vivo amounting to US$ 195 million (Euro 133 million), for which Vivo has contracted exchange and interest rate derivatives, which hedged more than 90% of this debt at that date.

  •
  Debt denominated in Japanese Yen contracted by Vivo amounting to ¥ 33,028 million (Euro 201 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of the debt at that date.

  •
  Debt denominated in Euro contracted by Vivo amounting to Euro 8 million, for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of this debt at that date.

  •
  An exchange rate derivative contracted by Portugal Telecom with a notional of US$ 218 million (put) and Euro 200 million (call). This derivative is classified in the balance sheet as a financial instrument held for trading, since it did not comply with the requirements to account for as a hedge financial instrument (Note 42.2).

        As required by IFRS 7, the effects of hypothetical changes of relevant risk variables on income statement and shareholders' equity of Portugal Telecom are as follows:

  •
  The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1 from 2.5963 to 2.4963 (2.6963), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2007 by approximately Euro 116 million (Euro 108 million);

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

  •
  The impact of the US Dollar appreciation (devaluation) against the Euro by 0.01 in Portugal Telecom's held for trading exchange rate derivative mentioned above, would be a decrease (increase) in net financial expenses amounting to approximately Euro 1 million (Euro 1 million);

  •
  Most of non-derivative financial assets and liabilities (cash and cash equivalents, trade receivables and payables, and debt) are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

Interest rate

        Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil (Vivo). With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

        As at 31 December 2007, 64.0% of the Company's debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates. The remaining 36.0% is exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2007, net interest expenses would have been higher (lower) by an amount of approximately 2.9 million (2.9 million).

        The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal is to hedge currency or interest rate risk. If the market interest rates had been higher (lower) by 1% during the year ended 31 December 2007, interest expenses net of interest income in respect of these instruments would have been lower (higher) by an amount of approximately Euro 1.4 million (Euro 1.4 million).

        Interest rate risks also results from the exposure to changes in the fair value of Portugal Telecom's long term fixed-rate debt due to changes in market interest rates.

Credit risk

        Credit risk is related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

        Credit risks in operations are basically related to outstanding receivables from services rendered to our customers (Notes 25 and 26). These risks are monitored on a business-to-business basis, and Portugal Telecom's management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these risks.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas.

        Adjustments for accounts receivable are computed taking into consideration primarily: (a) the risk profile of the customer, weather it's a corporate or a residential customer; (b) the aging of the receivables, which differs from business to business; (c) the financial condition of the customers; and (d) the market risk where the customer is located.

        The movement of these adjustments for the year ended 31 December 2007 and 2006 is disclosed in Note 39. As at 31 December 2007, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

        As at 31 December 2007, approximately 20% of the Group's accounts receivables not adjusted for were already due with maturities above one hundred and eighty days.

        Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom's policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risks

        These risks may occur if the sources of funding, including operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2007, the amount of available cash plus the undrawn amount of Portugal Telecom's commited commercial paper lines (cash immediately available upon a 2-day notice) and Portugal Telecom's standby facilities totaled Euro 3,286 million. Excluding foreign businesses, this amount was Euro 2,672 million. As at 31 December 2007, Vivo had also available standby facilities in the amount of R$ 1,160 million, of which no amount had been drawn at that date. The average maturity of Portugal Telecom's net debt as at 31 December 2007 is 6.7 years.

        The capital structure of Portugal Telecom its managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to stakeholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

        As at 31 December 2007, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity increased to 67.8%, from

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

54.7% as at 31 December 2006. The equity plus long-term debt to total assets ratio increased from 53.4% to 53.7% as at 31 December 2007.

        The main contractual obligations are those related to indebtness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 13) and unconditional purchase obligations. The following table presents Portugal Telecom's expected contractual obligations and commercial commitments as at 31 December 2007:

	Total	2008	2009	2010	2011	2012	More than five years
Indebtedness	6,216.8	1,256.1	1,122.5	226.3	159.8	1,282.2	2,169.9
Interest on indebtedness(i)	2,008.0	318.0	243.3	189.6	180.9	178.7	897.4
Post retirement benefits payments(ii)	1,327.0	203.8	193.6	179.9	139.4	115.2	495.1
Operating lease obligations	454.3	115.9	64.2	56.2	46.5	44.0	127.5
Unconditional financial commitments(iii)	478.8	216.9	23.8	23.8	55.5	31.8	127.1

Total contractual obligations	10,484.9	2,110.7	1,647.4	675.7	582.2	1,651.9	3,817.0

(i)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's assumptions regarding interest rates on our floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on market interest rates.

(ii)
These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. The total amount differs from the net accrued post retirement liability recognized in the consolidated balance sheet primarily because this amount is related to the discounted unfunded obligations.

(iii)
As described in Note 43, unconditional purchase obligations arise generally related to (a) contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments), (b) the remaining commitments related to the TMN's UMTS license and (c) the contractual agreement for the acquisition of a 3G license at Vivo.

42.2. Derivative financial instruments

Equity derivatives

        In order to increase its exposure to PT Multimedia, Portugal Telecom contracted in previous years with a financial institution equity swaps for 30,575,090 shares of PT Multimedia, representing 9.9% of PTM's share capital, which were recorded on the balance sheet at fair value through profit and loss.

        During the first half of 2007, a gain amounting to Euro 77,428,725 (Note 7.d) was booked in connection with the change in fair value of these equity swaps up to May 2007, when these equity swaps were cash settled, and as a result Portugal Telecom has received an amount of Euro 94,477,028 (Note 44.f).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Hedging financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2007 and 2006, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo's financial instruments):

	31 Dec 2007
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	72.3	EUR Interest rate swaps	4.1	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	28.9	Currency swaps EUR/USD	4.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	15.2	Currency swaps EUR/BRL	0.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	247.5	Currency swaps USD/BRL	2.2	Eliminate the risk of exchange rate fluctuations in loans
Vivo	400.6	Currency swaps JPY/BRL	0.7	Eliminate the risk of exchange rate fluctuations in loans

	31 Dec 2006
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	399.0	EUR Interest rate swaps	6.8	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	40.3	Cross currency swaps EUR/USD	5.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	565.8	Cross currency swaps BRL/USD	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	320.4	Cross currency swaps BRL/JPY	1.3	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Financial instruments held for trading

        As at 31 December 2007 and 2006, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros, including 100% of Vivo's financial instruments):

	31 Dec 2007
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	27.4	EUR interest rate swaps	4.7	Previous cash flow hedges
Portugal Telecom	200.0	EUR Call / USD Put	1.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	1.2	Currency swap EUR/USD	1.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	3.3	Currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations in loans
Vivo	42.4	BRL Interest rate swaps	2.1	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	422.8	BRL Interest rate swaps	0.1	Eliminate the risk of interest rate fluctuations in loans
Vivo	35.6	USD Interest rate swaps	0.5	Eliminate the risk of interest rate fluctuations in loans
Mobitel	17.2	Currency swaps USD/BRL	2.4	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

	31 Dec 2006
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	251.6	EUR Interest rate swaps	5.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call / USD Put	2.3	Restructure of previous derivative financial instruments
Portugal Telecom	275.8	Equity swaps on PT Multimedia shares	1.6	Increase exposure to PT Multimedia
Cabo Verde Telecom	2.1	Cross currency swap EUR/USD	2.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	12.5	Cross currency swaps BRL/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	1.9	Cross currency swaps BRL/EUR	0.4	Eliminate the risk of exchange rate fluctuations in loans
Vivo	875.8	BRL Interest rate swaps	0.5	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	176.5	USD Interest rate swaps	0.8	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	16.6	Cross currency swaps BRL/USD	3.3	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Fair value of financial instruments

        The movement in the fair value of derivatives during 2007 and 2006 was as follows (amounts in millions of euros):

		Fair value adjustment
	Balance 31 Dec 2006			Additions and settlements	Foreign currency translation adjustments and other	Balance 31 Dec 2007
		Income	Reserves
Fair value hedges
Exchange rate and interest rate(i)	(94.1)	(97.4)	—	103.2	(5.7)	(94.0)
Derivatives held for trading
Exchange rate(ii)	(35.0)	(11.5)	—	—	—	(46.5)
Exchange rate and interest rate	(11.2)	(1.7)	—	2.2	(3.0)	(13.7)
Interest rate	(7.4)	(0.2)	—	8.2	0.1	0.8
Equity swaps over PT Multimedia shares (Notes 7.d and 44.f)	17.0	77.4	—	(94.5)	—	—
Cash flow hedges
Interest rate (Note 40.6)	4.0	8.3	(4.6)	(8.3)	—	(0.6)

	(126.7)	(25.1)	(4.6)	10.9	(8.6)	(154.1)

(i)
This caption includes a liability of Euro 11 million recorded at Portugal Telecom, which has an average maturity of 4.0 years and a liability of Euro 83 million recorded at Vivo with an average maturity of 1.5 years.

(ii)
This liability has a maturity of 1.3 years.

		Fair value adjustment
	Balance 31 Dec 2005			Additions and settlements	Foreign currency translation adjustments and other	Balance 31 Dec 2006
		Income	Reserves
Fair value hedges
Interest rate and exchange rate	(122.3)	(125.1)	—	151.3	2.0	(94.1)
Derivatives held for trading
Exchange rate	(26.6)	(8.4)	—	—	—	(35.0)
Exchange rate and interest rate	36.3	(9.5)	—	(38.3)	0.3	(11.2)
Interest rate	(5.3)	(3.7)	—	1.7	(0.0)	(7.4)
Equity swaps over PT Multimedia shares (Note 44.f)	42.0	1.8	—	(26.8)	—	17.0
Cash flow hedges
Interest rate	(21.6)	7.0	25.6	(7.0)	—	4.0

	(97.6)	(137.9)	25.6	81.0	2.2	(126.7)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        In 2007 and 2006, the fair value adjustments related to derivatives were recorded in the following income statement captions (amounts in millions of euros):

					2006
	2007						Net losses/ (gains) on financial assets (Note 17)
						Net foreign currency exchange losses/ (gains)
	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 17)	Total	Net interest expense			Total
Fair value hedges
Interest rate and exchange rate	42.8	54.6	—	97.4	69.0	56.1	—	125.1
Derivatives held for trading
Exchange rate	—	—	11.5	11.5	—	—	8.4	8.4
Exchange rate and interest rate	—	3.8	(2.1)	1.7	—	5.4	4.1	9.5
Interest rate	—	—	0.2	0.2	—	—	3.7	3.7
Equity swaps over PT Multimedia shares	—	—	(77.4)	(77.4)	—	—	(1.8)	(1.8)
Cash flow hedges
Interest rate	(8.3)	—	—	(8.3)	(7.0)	—	—	(7.0)

	34.6	58.4	(67.8)	25.1	62.0	61.4	14.4	137.9

        As at 31 December 2007, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

	Assets	Liabilities
	Short term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
Fair value hedges
Exchange rate and interest rate	—	(49.3)	(44.7)	—	(94.0)
Derivatives held for trading
Exchange rate	—	—	—	(46.5)	(46.5)
Exchange rate and interest rate	—	—	(13.7)	—	(13.7)
Interest rate	1.5	—	—	(0.7)	0.8
Cash flow hedges
Interest rate	—	—	—	(0.6)	(0.6)

	1.5	(49.3)	(58.4)	(47.8)	(154.1)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        As at 31 December 2006, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

	Assets		Liabilities
	Short term investments	Other assets (Note 30)	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
Fair value hedges
Exchange rate and interest rate	—	—	(35.6)	(58.5)	—	(94.1)
Derivatives held for trading
Exchange rate	—	—	—	—	(35.0)	(35.0)
Exchange rate and interest rate	—	—	—	(11.2)	—	(11.2)
Interest rate	1.7	—	—	—	(9.0)	(7.4)
Equity swaps over PT Multimedia shares	—	17.0	—	—	—	17.0
Cash flow hedges
Interest rate	—	4.0	—	—	—	4.0

	1.7	21.0	(35.6)	(69.7)	(44.0)	(126.7)

42.3. Other disclosures on financial instruments

        The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amouts in millions of euros):

Caption	2007	2006
Financial assets carried at amortised cost
Cash and cash equivalents	664.6	548.5
Short-term investments (Note 24)	1,170.3	1,535.2
Accounts receivable—trade (Note 25)	1,308.7	1,182.8
Accounts receivable—other(i)	101.7	201.9
Other current and non-current assets—QTE transactions (Note 30)	505.5	673.8
Investments in group companies—loans (Note 31)	95.2	102.0

	3,846.0	4,244.2

Financial assets carried at fair value through profit and loss
Other non-current assets—held for trading derivatives (Note 42.2)	—	17.0

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities)—interest rate derivatives—cash flow hedges (Note 42.2)	(0.6)	4.0
Bank loans—exchange and interest rate derivatives—fair value hedges (Note 42.2)(ii)	(49.3)	(35.6)
Accrued expenses—exchange and interest rate derivatives—fair value hedges (Note 42.2)(iii)	(44.7)	(58.5)

	(94.6)	(90.1)

Available-for-sale investments carried at fair value
Other investments (Note 32)	—	99.7

Financial liabilities carried at amortised cost
Debt—exchangeable bonds (Note 35)	(689.4)	—
Debt—bonds (Note 35)	(3,158.0)	(3,133.6)
Debt—bank loans(ii)	(1,322.9)	(1,474.6)
Debt—other loans (Note 35)	(324.0)	(750.1)
Debt—UMTS license (Note 35)	(200.6)	—
Debt—equity swaps on treasury shares (Note 35)	(323.2)	(187.6)
Accounts payable (Note 36)	(1,108.9)	(1,115.1)
Accrued expenses	(582.7)	(610.5)
Other current liabilities	(32.0)	(36.2)

	(7,741.5)	(7,307.8)

Derivatives held for trading
Accrued expenses—Exchange rate and interest rate derivatives(Note 42.2)	(13.7)	(11.2)
Other non-current liabilities—Exchange rate derivatives (Note 42.2)	(46.5)	(35.0)
Other non-current liabilities—Interest rate derivatives (Note 42.2)	(0.7)	(9.0)

	(60.9)	(55.3)

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 35)	(149.5)	(258.6)
Other current and non-current liabilities—QTE transactions (Note 40)	(505.5)	(673.8)

	(654.9)	(932.4)

(i)
The balance sheet caption "Accounts receivable—other" includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)
Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        Except for debt, whose fair value is disclosed in Note 35, and for derivatives, which are recorded at fair value, as mentioned in Note 42.2, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of derivatives and debt of domestic businesses is based on external valuations, while the fair value of derivatives and debt of Vivo is based on internal valuations computed based on the discounted cash flows method.

43. Guarantees and financial commitments

        As at 31 December 2007, the Company has presented guarantees and comfort letters to third parties, as follows:

Bank guarantees and other guarantees given to Tax Authorities	47,706,622

Bank guarantees given to Portuguese courts for outstanding litigation	1,671,428

Bank guarantees given to other entities
On behalf of TMN	35,566,299
On behalf of PT Comunicações	9,276,796
Other bank guarantees	8,873,652

53,716,747

Comfort letters given to other entities	2,770,859

        Bank guarantees given on behalf of TMN include a guarantee presented in connection with cross-border lease transactions contracted by TMN (Note 34) and guarantees presented to ANACOM related to TMN's obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the repayment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way.

        As at 31 December 2007, the Company had also assumed the following financial commitments, in addition to those recorded in the financial statements:

  (a)
  In June 2006, Médi Télécom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

    As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Télécom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Móviles España (32.18%) and Banque Marocaine du Commerce Extérieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

43. Guarantees and financial commitments (Continued)

    targets. On October 2006, the other shareholders of Médi Télécom also signed the Shareholders Support Deed.

    Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt, and ends as soon as Médi Télécom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 31 December 2007, following the renegociation of the Shareholders Support Deed during 2006, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

  (b)
  Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2007, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 31).

  (c)
  Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 95 million for the development of the information society in Portugal during the period through the maturity of the license (2015).

  (d)
  As at 31 December 2007, the Group had assumed purchase commitments to suppliers amounting to Euro 172 million, essentially related to equipment.

  (e)
  Vivo was the winning bidder for the acquisition of a 3G license, after price bids were opened at the head-office of Anatel, in the Band J lots, with 10+10MHz width, with exception of lots VII and X. Vivo offer, for all Band J lots acquired, was approximately R$ 1.1 billion for a period of 15 years with possibility of one externsion up to 15 additional years. At least 10% of it should be paid at the time of the execution of the Terms of Authorization. The balance that is left unpaid 90% may be paid in six equal and annual installments, with a grace period of three years. The Official Result of the Auction will be disclosed by Anatel in 2008 and contracts will only be executed within up to ten days after the referred publication.

        As at 31 December 2007, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

—Guarantees in favor of European Investment Bank	120,361,001
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	4,752,458

        As at 31 December 2007, Portugal Telecom had bank deposits amounting to Euro 24 million the use of which was restricted due to the cross-border lease transactions entered into by the Group (Note 34). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal proceedings that amounted to Euro 21 million and Euro 47 million, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

44. Statement of cash flows

  (a)
  The increase in payments related to income taxes is primarily explained due to full utilization of tax losses carriedforward from Portugal Telecom's tax consolidation group at the end of 2006, following which Portugal Telecom has paid income taxes in 2007 amounting to approximately Euro 170 million.

  (b)
  The caption "Payments relating to indirect taxes and other" includes primarily payments related to the expenses recorded in the income statement caption "Indirect taxes" (Note 14), and also payments and collections of Value-Added Tax in Portugal.

  (c)
  These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts amounting to Euro 364,940,527 and Euro 1,764,028,679 in 2007 and 2006, respectively, and net cash payments amounting to 1,793,838,696, are mainly related with the movements occurred in loans obtained (Note 44.h). In 2007, the decrease in net cash receipts resulting from short-term financial applications, is basically related to the reduction in net cash payments from loans repaid.

  (d)
  During the years ended 31 December 2007, 2006 and 2005, cash receipts resulting from financial investments were as follows:

	2007	2006	2005
Africatel (Note 17)	116,999,817	—	—
BES (Note 32)	110,318,600	—	—
PrimeSys	—	—	101,787,961
UOL	—	—	85,569,547
Intelsat	—	—	15,055,553
Telefónica (Note 32)	5,107,941	—	—
TV Cabo Macau	3,108,957	—	—
Directel Macau	1,209,122	—	—
Iris Capital Fund	—	2,328,287	—
Other	2,902,469	107,048	844,984

	239,646,906	2,435,335	203,258,045

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

44. Statement of cash flows (Continued)

  (e)
  During the years ended 31 December 2007, 2006 and 2005, cash receipts resulting from dividends were as follows:

	2007	2006	2005
Unitel(i)	72,949,311	15,024,110	—
CTM	16,222,842	15,038,429	14,794,501
Banco Espírito Santo	2,632,000	1,344,000	1,545,600
Páginas Amarelas	2,434,000	2,283,714	3,526,280
Other	561,767	577,564	525,961

	94,799,920	34,267,817	20,392,342

    (i)
    In 2007, this caption includes the dividends received from Unitel related to its earnings of 2006 and 2005 amounting to Euro 46 million and Euro 27 million (Note 26), respectively. In 2006, this caption includes the dividends received from Unitel related to its earnings of 2004.

  (f)
  In 2007, the caption "Cash receipts resulting from other investing activities" includes mainly Euro 94,477,028 related to the cash settlement of equity swaps for shares of PT Multimedia (Note 42) and Euro 32,188,194 related to the cash settlement of equity swaps for Portugal Telecom's treasury shares (Note17). In 2006, this caption includes primarily Euro 26,772,985 related to equity swaps for shares of PT Multimedia (Note 42), and an amount of Euro 23,513,275 related to the financial settlement of equity swaps for Portugal Telecom's treasury shares (Note 17).

  (g)
  During the years ended 31 December 2007, 2006 and 2005, payments resulting from financial investments were as follows:

	2007	2006	2005
Siresp	1,466,516	—	—
MTC(i)	—	57,489,375	—
BES(ii)	—	19,320,000	—
Web-Lab(iii)	—	6,418,036	—
Mobitel(iv)	—	3,574,460	—
Vivo	—	—	8,953,229
Other	1,876,021	6,372,334	16,799,556

	3,342,537	93,174,205	25,752,785

    (i)
    This caption includes Euro 108,648,089 paid from the acquisition of a 34% stake in the share capital of MTC, net of an amount of Euro 51,158,714 related to cash and cash equivalents of MTC as at 1 September 2006, the date on which this company was included for the first time in the consolidation perimeter.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

44. Statement of cash flows (Continued)

    (ii)
    This caption is related to Portugal Telecom's share in the capital increase of Banco Espírito Santo occurred in 2006.

    (iii)
    This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company.

    (iv)
    During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

  (h)
  These captions are basically related to commercial paper and other bank loans which are regularly renewed. In 2007, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 223,459,521. In 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,733,486,143, and included primarily: (i) Euro 899,500,000 related to the repayment of the notes issued by PT Finance on 21 February 2001; (ii) Euro 460,000,000 related to the partial repayment of the Multicurrency Credit Facility entered into in 2003; and (iii) Euro 390,335,000 related to the repayment of convertible bonds issued by PT Finance in December 2001. In 2005, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 1,967,859,819, and included primarily: (i) Euro 2 billion related to the Eurobonds issued by PT Finance in 2005 (Note 35); (ii) Euro 250 million related to two new loans obtained from EIB; and (ii) Euro 584,950,000 related to the repayment of the floating rate notes issued by PT Finance on 16 December 2001.

  (i)
  During the years ended 31 December 2007, 2006 and 2005, the Group payments regarding dividends were as follows:

	2007	2006	2005
Portugal Telecom (Notes 22 and 41)	516,506,816	526,402,838	395,085,000
MTC	12,275,947	13,095,694	—
Africatel	11,225,634	—	—
Cabo Verde Telecom	7,519,738	6,011,557	5,370,566
Vivo	—	—	17,346,247
Other	5,198,833	6,698,263	1,336,209

	552,726,968	552,208,352	419,138,022

  (j)
  During the years ended 31 December 2007, 2006 and 2005, the caption "Other payments resulting from financing activities" includes respectively Euro 43 million, Euro 68 million and Euro 51 million related to payments made by Vivo in connection with exchange rate derivatives.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

45. Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2007 and 2006 and transactions occurred during 2007 and 2006 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom in Vivo) are as follows:

	Loans granted (Note 31)		Accounts receivable		Accounts payable
Company
	2007	2006	2007	2006	2007	2006
Médi Télécom	72,112,464	68,106,243	6,850,319	11,182,595	1,604,300	2,187,396
Sportinveste Multimédia	35,318,668	35,318,668	320,422	68,094	—	—
Inesc(i)	3,292,066	3,292,066	490,756	502,718	13,738	—
Siresp	2,302,230	980,951	3,752,822	1,756,418	—	21,000
Multitel	918,459	73,212	3,514,930	3,312,295	180,935	356,141
Unitel(ii)	339,651	379,651	7,559,522	38,419,763	2,708,033	67,147
Sport TV	—	12,500,000	—	3,262,598	—	8,786,037
Vivo	—	—	23,466,477	11,883,846	92,701	100,295
Páginas Amarelas	—	—	10,974,342	9,286,412	43,817,942	50,104,723
Caixanet	—	—	3,233,842	3,949,043	—	—
PT-ACS	—	—	1,618,869	1,795,715	341,132	4,647,135
Guiné Telecom	—	—	653,805	3,403,513	2,366,124	6,048,598
Fundação PT	—	—	554,192	3,357,638	—	—
Octal TV	—	—	—	421,888	—	7,533,309
Lisboa TV	—	—	—	101,841	—	6,045,831
Other companies	746,034	607,487	6,068,308	4,864,390	1,361,164	2,445,304

	115,029,572	121,258,278	69,058,606	97,568,767	52,486,069	88,342,916

(i)
Loans granted to this company were fully provided for.

(ii)
Accounts receivable from Unitel as at 31 December 2006 include dividends receivable of Euro 27 million (Note 26).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

	Costs		Revenues		Interest obtained
Company
	2007	2006	2007	2006	2007	2006
Páginas Amarelas	62,873,287	65,140,640	2,508,598	2,693,756	—	—
PT-ACS	5,852,155	14,863,053	577,805	431,526	—	—
Unitel	8,176,711	9,384,922	13,743,098	15,426,658	25,598	—
Médi Télécom	8,759,660	8,454,156	10,288,272	6,741,641	2,878,902	2,619,304
Guiné Telecom	832,311	1,230,690	1,411,566	1,381,694	—	—
Sportinveste Multimédia	950,233	1,156,493	331,263	598,599	—	—
Intelsat	1,314,303	1,052,877	—	—
Caixanet	506,036	189,704	9,654,715	12,265,075	—	—
CTM	176,371	121,187	344,010	241,088	—	—
Vivo	—	—	54,557,592	46,277,328	—	—
Other companies	693,176	2,021,381	16,882,899	6,530,124	334,708	60,954

	90,134,243	103,615,103	110,299,818	92,587,489	3,239,208	2,680,258

        The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

  •
  Call center services rendered by Mobitel to Vivo;

  •
  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações' telephone directories, as well as selling advertising space in the directories.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2007 and balances as at 31 December 2007 between Portugal Telecom and its major shareholders are as follows(including VAT):

Company	Services rendered and sales	Acquisitions	Interest and related expenses obtained and (paid)	Accounts receivable	Accounts payable
Caixa Geral de Depósitos Group	34,598,987	4,725,489	4,430,690	7,250,860	151,343
Visabeira Group	28,838,011	74,637,100	—	15,259,295	23,648,630
BES Group	26,998,873	38,724,440	13,518,034	4,421,339	158,244
Barclays	233,439	9,986	(17,017,283)	180,224	—
Controlinveste	127,995	3,127,783	—	61,728	278,300

	90,797,305	121,224,798	931,441	27,173,446	24,236,517

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

        The terms and contractual conditions in agreements entered by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

        In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica's share capital and Telefónica to acquire up to 10% of Portugal Telecom's share capital. As at 31 December 2007, Telefónica held 9.16% of Portugal Telecom's share capital.

        Portugal Telecom entered into a Shareholders' Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c)     Other

        During the years ended 31 December 2007 and 2006, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

	2007			2006
		Variable			Variable
	Fixed	Performance Plan	Non-recurring	Fixed	Performance Plan	Non-recurring
Executive board members	4,039,271	3,692,969	5,480,331	4,669,866	3,812,872	9,705,048
Non-executive board members	1,280,272	—	—	1,611,589	299,639	966,876

	5,319,543	3,692,969	5,480,331	6,281,455	4,112,511	10,671,924

        The variable component of remunerations of the Board of Directors include extraordinary payments to board members, namely indemnities, termination payments, extraordinary bonus proposed by reference shareholders and approved by the Remunerations Committee and hiring bonus. In 2007, indemnities amounted to approximately Euro 500 thousand.

        During the years ended 31 December 2007 and 2006, fixed remuneration of key employees of the Portugal Telecom Group management amounted to Euro 7,093,734 and Euro 8,346,129, respectively, and variable remuneration amounted to Euro 4,554,000 and Euro 3,851,016, respectively.

        The fixed and variable remunerations of the Portugal Telecom Group officers, as described under paragraph 3 of article 248-B pf the Portuguese Securities Code, are determined within each Group's operating company, through a compensation committee composed by four officers of Portugal Telecom and its Corporate Officer with responsibilities concerning Human Resources. As to the determination of the fixed remunerations, an internal harmonisation procedure has been carried out, taking into account each officer's functions and the companies where such functions have been performed, and a benchmark with similar companies has also been done. Officers' variable remunerations are determined by the above mentioned compensation committees of the operating subsidiary companies based on such companies' results taking into account both quantitative indicators, namely operational (such as ARPU,

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

Churn and Net Adds) and financial (such as EBITDA, CAPEX and OPEX) and qualitative indicators (such as management and leadership), which are weighted as a whole together with the functions performed by the officer and the importance of the operating company within the Portugal Telecom Group.

        In addition to the above mentioned remunerations, Executive Board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Portugal Telecom Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações, as described in Note 9.

        One of Portugal Telecom's non-executive board members is executive director of "Heidrick & Struggles—Consultores de Gestão, Lda", which during the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 3.6 million.

46. Litigation

46.1. Regulatory authorities

a)    Claims for municipal taxes and fees

        Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese Government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

        In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favor of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal is pending before the Administrative Central Court.

        If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom do not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

        Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute.

        Some municipalities however, continue to take the view that the Law 5/2004 of Febuary 10th 2004 does not expressly revoke other taxes that the municipalities wish to establish, because the Law 5/2004 is not applicable to the public municipality domain, as well as to the private municipality domain, but instead is applicable to the public federal domain, as well as to the private federal domain, the regional public domain, and the private regional domain.

        Presently there exists a claim between the Municipality of Seixal and PT Comunicações, and we believe that the same will occur with the Municipality of Aveiro.

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM, the European Commission, and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004); and (ii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

        In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections", alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised "statement of objections" on this matter. PT Comunicações has responded to this "statement of objections" and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência.

        In April 2007, the Autoridade da Concorrência acused PT Comunicações of alleged abuse of dominant position for granting dicriminatory discounts on lease lines. In response to this acusation, PT

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

Comunicações contested the alleged by the Autoridade da Concorrência. PT Comunicações is permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Courts. The appeal suspends the decision of the Autoridade da Concorrência.

        On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA ("Sonaecom"—a competitor of Portugal Telecom) had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company's provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called "structural remedy". However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom's knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of the PT Multimédia business.

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese Government's sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid". Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004 of 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. Portugal Telecom has not received information from the European Commission or the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it holds as the sole owner of Portugal Telecom's Class A shares. The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice. As at 31 January 2008, the European Commission informed that the case related to the special rights that the Portuguese Government holds over Portugal Telecom would be tried by the European Justice Court.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

c)     Other Legal Proceedings

        On 23 April 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of 21 February 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of 1 March 2001.

        In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when PT Comunicações subsequently took control over that network and became the provider of that network for carriage of television signals, PT Comunicações lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by Portugal Telecom with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

        TVI is claiming an amount of about Euro 64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI's claims. On 20 June 2003, PT Comunicações submitted its response to TVI's claim, arguing that (i) the statute of limitations on TVI's claim for compensation has run because the claim relates to events that occurred more that ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI's claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI's claim, and PT Comunicações is currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, SA (collectively, "HLC") filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

services; and (iii) interrupted the rendering of PT Comunicações' leased line services and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

        In March 2004, TV TEL Grande Porto—Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Multimédia subsidiary and a direct competitor of TV TEL.

        TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and PT Comunicações expects that a date for a trial will be set in the near future.

46.2. Claims and legal actions

Proceedings with probable losses

        As at 31 December 2007 and 2006, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	2007	2006
Civil claims	45,080,214	34,589,283
Labor claims	18,964,920	15,915,554
Other	5,438,968	1,882,105

	69,484,102	52,386,942

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

Proceedings with possible losses

        As at 31 December 2007 and 2006, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	2007	2006
Civil claims	164,377,467	155,603,666
Labor claims	36,011,041	21,521,774
Other(i)	526,363,887	396,550,612

	726,752,395	573,676,052

    (i)
    In 2007, this caption includes Euro 441 million related to Portugal Telecom's 50% share in possible contingencies at Vivo, which are primarily related to tax issues, including income taxes and other indirect taxes, and an amount of Euro 71 million related to possible tax contingencies at companies operating in Portugal.

        In addition to the above mentioned contingencies, during 2007 Portugal Telecom received a tax inspection report for the years 2004 and 2005, raising questions about the deductability of certain financial costs incurred in 2004 and 2005 amounting to Euro 100 million and Euro 97 million, respectively. As at 31 December 2007, Portugal Telecom had not yet received any additional liquidation relating to this matter and, based on the opinion of its tax advisers, it believes that even if this liquidation is received in the future, there are arguments that support the Company's position.

47. Subsequent events

        As resolved in the General Meeting held on 27 April 2007 and for the purposes of the execution of the share buyback programme and the corresponding share capital reduction of up to Euro 65,191,463, Portugal Telecom acquired until 24 March 2008 a total of 83,204,823 treasury shares, corresponding to 8.11% of its current share capital. Pursuant to the terms of the same resolution, Portugal Telecom has registered on 24 March 2008 the reduction of its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares. As a result, Portugal Telecom's share capital is now equivalent to Euro 28,277,855 represented by 942,595,177 shares. This operation and consequently the cancellation of treasury shares will be concluded by the Central de Valores Mobiliários (the stock exchange's clearinghouse) on 1 April 2008.

        As mentioned in Note 1, on 5 March 2008, ANATEL granted its consent for the transfer of shares of Tele Norte Celular to Vivo Partcipações SA and the subsequent consent for the transfer of the same shares to Tele Norte Leste, SA.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements

I.     Subsidiaries

        The following companies were included in the consolidation as at 31 December 2007 and 2006.

        Subsidiaries located in Portugal:

			Percentage of ownership
			Dec 2007		Dec 2006
	Head office
Company		Activity	Direct	Effective	Effective
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Cabo TV Açoreana, SA(a)	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	—	—	48.98%
Cabo TV Madeirense, SA(a)	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	—	—	41.92%
DCSI—Dados, Computadores e Soluções Informáticas, Lda.(b)	Lisbon	Provision of IT systems and services.	—	—	100.00%
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	78.00%	100.00%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.(a)	Lisbon	Developing activities on movies exhibition.	—	—	58.36%
Empresa de Recreios Artísticos, Lda. ("ERA")(a)	Lisbon	Cinema exhibition.	—	—	53.65%
Fundação PT(c)	Lisbon	Provide social care services.	Portugal Telecom (51%) PT Comunicações (18%) TMN (18%) PT Inovação (2.5%)	89.50%	95.64%
Grafilme—Sociedade Impressora de Legendas, Lda.(a)	Lisbon	Providing services on audiovisual subtitling.	—	—	32,46%
Infonet Portugal—Serviços de Valor Acrescentado, Lda	Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicações, Lda ("Janela Digital")(c)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%
Lusomundo Audiovisuais, SA(a)	Lisbon	Import, commercialization, distribution and production of audiovisual products.	—	—	58.43%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Lusomundo Cinemas, SA(a)	Lisbon	Cinema exhibition.	—	—	58.43%
Lusomundo Editores, SA(a)	Lisbon	Movies distribution.	—	—	58.43%
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, SA ("Lusomundo SII")(a)	Lisbon	Management of Real Estate.	—	—	58.36%
Lusomundo Imobiliária 2, SA(a)	Lisbon	Management of Real Estate.	—	—	58.24%
Portugal Telecom Inovação, SA ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	78.12%
Postal Network—Prest. Serviços de Gestão Infra-estrut.cominic. ACE(c)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom—Associação de Cuidados de Saúde(c)	Lisbon	Provide services of medical care	PT Comunicações (93.90%) PT Prime (6.10%)	100.00%	100.00%
PT Centro Corporativo, SA	Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA ("PT Comunicações")	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, SA (former TV Cabo Audiovisuais)(a)	Lisbon	Production and sale of television programs and advertising management.	—	—	58.43%
PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	PT Comunicações (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA ("PT II")	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Meios—Serviços de Publicidade e Marketing, SA(d)	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	—	—	100.00%
PT Móveis—Serviços de Telecomunicações, SGPS, SA ("PT Móveis")	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, SA(a)	Lisbon	Management of investments in the multimedia business.	—	—	58.43%
PT Multimédia—Serviços de Apoio à Gestão, SA(a)	Lisbon	Providing management support services.	—	—	58.43%
PT Portugal, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
Pro Share(e)	Lisbon	Shared services center.	PT Pro (50%)	50.00%	—
PT Rede Fixa, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Sistemas de Informação, SA ("PT SI")	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	100.00%
PT Televisão por Cabo, SGPS, SA(a)	Lisboa	Management of investments in television by cable market.	—	—	58.43%
PT Ventures, SGPS, SA ("PT Ventures")	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT.com—Comunicações Interactivas, SA	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	PT Comunicações (100%)	100.00%	100.00%
PT Imobiliária, SA	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, SA(c)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%
Telemática—Consultores de Telecomunicações e Informática, Lda.(f)	Lisbon	Supply of computer equipment, training and installations.	—	—	100.00%
TMN—Telecomunicações Móveis Nacionais, SA	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

TPT—Telecomunicações Públicas de Timor, SA ("TPT")	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%
TV Cabo Portugal, SA(a)	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	—	—	58.43%
Web-Lab, SGPS, SA(b)	Lisbon	Managemnt of investments.	—	—	90.00%

(a)
These companies were included in the Multimedia business and are no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

(b)
These companies were liquidated during 2007.

(c)
These companies were consolidated by the equity method in 2007.

(d)
This company was merged into PT Compras on December 2007.

(e)
This company was incorporated during the fourth quarter of 2007 by PT Pro and PT Multimédia with the purpose of being the shared services center of PT Multimédia. This company was accounted for by the equity method during 2007.

(f)
This company was merged into PT Contact on August 2007.

        Subsidiaries located in Brazil:

			Percentage of Ownership
			Dec 2007		Dec 2006
Company	Head Office	Activity	Direct	Effective	Effective
Mobitel, SA	São Paulo	Call center services.	PT Brazil (100%)	100.00%	100.00%
Portugal Telecom Brazil, SA ("PT Brazil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Inovação Brazil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação(100%)	100.00%	100.00%
PT Multimedia.com Brazil, Ltda. ("PTM.com Brazil")	São Paulo	Management of investments.	PT Brazil (100%)	100.00%	100.00%
PT Multimedia.com Participações, SA(a)	São Paulo	Management of investments.	—	—	100.00%

(a)
This company was liquidated during 2007.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

        Subsidiaries located in Africa:

			Percentage of Ownership
			Dec 2007		Dec 2006
Company	Head Office	Activity	Direct	Effective	Effective
Cabo Verde Móvel	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	31.20%	40.00%
Cabo Verde Multimédia	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	31.20%	40.00%
Cabo Verde Telecom	Praia	Fixed and mobile telecommunications services in Cabo Verde.	Africatel (40%)	31.20%	40.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SARL.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	39.78%	51.00%
Directel Cabo Verde—Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	59.28%	76.00%
Directel Uganda—Telephone Directories, Limited(a)	Uganda	Publication of telephone directories.	Directel (100%)	78.00%	100.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	42.90%	55.00%
Guinetel, S.A.(a)	Bissau	Provision of public telecommunications services.	Africatel (55%)	42.90%	55,00%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	46.80%	60.00%
LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	39.00%	50.00%
Lusomundo Moçambique, Lda.(b)	Maputo	Cinema exhibition.	—	—	58.43%
Mobile Telecommunications Limited	Namíbia	Mobile cellular services operator	Africatel (34%)	26.52%	34.00%

(a)
These companies were consolidated by the equity method in 2007.

(b)
This company was included in the Multimedia business and is no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

        Other subsidiaries:

			Percentage of Ownership
			Dec 2007		Dec 2006
Company	Head Office	Activity	Direct	Effective	Effective
AGTEL, BV(a)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	—
Archways(b)	Beijing	Remote access services.	China Pathway Logistics BV (70%)	46.20%	46.20%
Canal 20 TV, SA(c)	Madrid	Distribution of TV products.	—	—	29.22%
China Pathway Logistics BV	Amsterdam	Management of investments.	PT Ventures (66,00%)	66.00%	66.00%
CVTEL, BV(a)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	—
Directel Macau—Listas Telefónicas, Lda.(d)	Macau	Publication of telephone directories and operation of related databases in Macau.	—	—	80.00%
Direct Media Ásia	Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Direcel (99%) PT Ásia (1%)	78.22%	100.00%
Lea Louise BV(e)	Amsterdam	Management of investments.	—	—	100.00%
Lusomundo España, SL ("Lusomundo Espana")(c)	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	—	—	58.43%
Africatel(f)	Amsterdam	Management of investments	PT Ventures (78%)	78.00%	100.00%
Portugal Telecom Argentina S.A.(g)	Buenos Aires	Provider of telecommunications services.	Portugal Telecom (10.01%) PT Ventures (40.00%)	50.01%	50.01%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")(g)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

TV Cabo Macau, SA(d)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	—	—	87.49%

(a)
These companies were incorporated during 2007 and were consolidated by the equity method in 2007.

(b)
This company was fully consolidated for the first time in 2007. As at 31 December 2006, this company was accounted for by the equity method.

(c)
These companies were included in the Multimedia business and are no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

(d)
These investments were disposed of in 2007.

(e)
During the first half of 2007, PT Ventures has disposed 90% of its investement in this company, and therefore this company is no longera subsidiary of Portugal Telecom.

(f)
On July 2007, PT Ventures has disposed of 22% of its investment in this company.

(g)
These companies were consolidated by the equity method in 2007.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

II.    Associated companies

        The associated companies as at 31 December 2007 and 2006 are as detailed below.

        Associated companies located in Portugal:

			Percentage of ownership
			Dec 2007		Dec 2006
Company	Head Office
		Activity	Direct	Effective	Effective
BEST—Banco Electrónico de Serviço Total, SA ("Banco Best")	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%
Caixanet—Telemática e Comunicações, SA	Lisbon	Provision of e.banking services.	PT Prime (10%) PT SI (5%)	15.00%	15.00%
Distodo—Distribuição e Logística, Lda.(a)	Lisbon	Stocking, sale and distribution of audiovisual material.	—	—	29.22%
Entigere—Entidade Gestora Rede Multiserviços, Lda.	Lisbon	Networks management.	PT Ventures (25%)	25.00%	29.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA	Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%) PT Comunicações (9.53%)	35.89%	35.89%
Lisboa TV—Informação e Multimedia, SA(a)	Lisbon	Television operations, notably production and commercialization of programs and publicity.	—	—	23.37%
Multicert—Serviços de Certificação Electrónica, SA	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Octal TV, SA.(a)	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	—	—	11.69%
Páginas Amarelas, SA ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA	Lisbon	Networks management.	PT Ventures (30.55%)	30.55%	15.27%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) Portugal Telecom (11.11%)	22.22%	28.72%
Socofil—Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.(a)	Lisbon	Distribution, exhibition, import and export of audiovisual products.	—	—	26.29%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Sportinvest Multimédia, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, SA	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
TV Lab—Serviços e Equipamentos Interactivos, SA	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda	Lisbon	Development of services and products related to new technology in the TV market	PT.com (50%)	50.00%	50.00%

(a)
These companies were included in the Multimedia business and are no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

        Associated companies located in Africa:

			Percentage of ownership
			Dec 2007		Dec 2006
Company
	Head Office	Activity	Direct	Effective	Effective
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.SAR.L.	Bissau	Provision of public telecommunications services.	Africatel (40.14%)	31.31%	40.14%
Médi Télécom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%
Multitel—Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	Africatel (35%)	27.30%	35.00%
Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	Africatel (50%)	39.00%	50.00%
Unitel	Luanda	Mobile telecommunications services, in Angola.	Africatel (25%)	19.50%	25.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

        Other associated companies:

			Percentage of ownership
			Dec 2007		Dec 2006
Company
	Head Office	Activity	Direct	Effective	Effective
CTM—Companhia de Telecomunicações de Macau, SAR.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Hungaro Digitel KFT	Budapest	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Telesat—Satellite Communications, Limited(a)	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	—	—	22.22%
UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS (22.17.%) PT Brazil (6.83%)	29.00%	29.00%

(a)
This company was disposed of in 2007.

III.  Companies consolidated using the proportional method

        Companies consolidated using the proportional method located in Brazil:

			Percentage of ownership
			Dec 2007		Dec 2006
Company
	Head Office	Activity	Direct	Effective	Effective
Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Vivo, SA(a)	Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.38%	31.38%
Portelcom Participações, SA ("Portelcom")	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brazil (39.85%)	50.00%	50.00%
Ptelecom Brazil, SA ("Ptelecom")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sudeste Celular Participações, SA ("Sudeste Celularl")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Tagilo Participações, Lda. ("Tagilo")	São Paulo	Management of investments.	Brasilcel (100.%)	50.00%	50.00%
TBS Celular Participações, SA ("TBS")	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular (22.99)	48.13%	48.13%
Vivo Participações, SA ("Vivo Participações")(a)	São Paulo	Management of investments.	Brasilcel (40.85%) Portelcom (4.68%) Sudestecel (6.22%) TBS (4.87%) Avista (3.91%) Tagilo (2.41%)	31.38%	31.38%

(a)
As at 31 December 2007, the voting rights in Vivo Participações are 44.43%.

        Companies consolidated using the proportional method located in other countries:

			Percentage of ownership
			Dec 2007		Dec 2006
Company
	Head Office	Activity	Direct	Effective	Effective
Brasilcel, N.V. ("Brasilcel")	Amsterdam	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%
Sport TV Portugal, SA(a)	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	—	—	29.22%

(a)
This companies was included in the Multimedia business and is no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

UNIVERSO ONLINE S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais—R$)

		Company		Consolidated
	Note	2007	2006	2007	2006
		(unaudited)		(unaudited)
ASSETS
CURRENT ASSETS
Cash and banks		2,650	2,133	5,036	3,687
Temporary cash investments	4	460,178	385,996	469,521	391,097
Unrealized gain on swap transaction		1,750	—	1,750	—
Trade accounts receivable	5	68,969	49,340	73,646	54,316
Recoverable taxes	6	9,162	5,541	11,499	5,588
Deferred taxes	18	18,436	30,990	18,436	30,990
Advances to suppliers		2,429	1,316	2,462	1,352
Prepaid expenses		2,716	2,019	2,834	2,064
Other receivables		1,305	751	3,217	1,233

Total current assets		567,595	478,086	588,401	490,327

NONCURRENT ASSETS
Long-term assets
Escrow deposits		4,575	3,715	4,585	3,722
Recoverable taxes	6	—	—	360	3,076
Deferred taxes	18	106,985	107,328	106,985	107,328
Intercompany receivables	7	18,048	10,741	3	456
Other receivables		1,787	235	1,796	248

Total long-term assets		131,395	122,019	113,729	114,830
Permanent assets
Investments in subsidiaries	8	12,692	8,550	—	—
Property and equipment	9	61,643	52,590	64,657	54,472
Intangible assets	10	31,330	19,878	31,469	20,137

Total permanent assets		105,665	81,018	96,126	74,609

Total noncurrent assets		237,060	203,037	209,855	189,439

TOTAL ASSETS		804,655	681,123	798,256	679,766

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable		53,574	44,288	58,951	50,489
Payroll and related charges		19,703	17,013	20,075	17,435
Taxes payable	11	18,867	15,717	19,225	16.140
Reserve for contingencies	12	4,615	17,055	4,960	17,495
Dividends payable	13	1,039	—	1,039	—
Advances from customers		35,374	26,383	36,618	28,856
Other payables		478	469	1,123	711

Total current liabilities		133,650	120,925	141,991	131,126

NONCURRENT LIABILITIES
Long-term liabilities
Intercompany payables	7	232	25	—	—
Allowance for losses on subsidiaries and affiliates	8	16,384	14,108	—	—
Taxes payable	11	5,262	6,024	5,262	6,024
Reserve for contingencies	12	10,167	9,420	10,167	9,480
Other provisions		—	—	2	3

Total noncurrent liabilities		32,045	29,577	15,431	15,507

MINORITY INTEREST		—	—	1,874	2,512

SHAREHOLDERS' EQUITY
Capital	13	530,621	908,029	530,621	908,029
Legal reserve	13	5,469	—	5,469	—
Retained earnings (accumulated deficit)	13	102,870	(377,408)	102,870	(377,408)

Total shareholders' equity		638,960	530,621	638,960	530,621

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		804,655	681,123	798,256	679,766

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais—R$, except earnings per share)

		Company		Consolidated
	Note	2007	2006	2007	2006
		(unaudited)		(unaudited)
GROSS REVENUE FROM SERVICES
Subscriptions		512,852	468,197	524,538	484,591
Advertising and other		177,568	144,057	191,724	149,711

		690,420	612,254	716,262	634,302
Deductions from gross revenue		(188,591)	(151,311)	(191,138)	(153,607)

Net revenue		501,829	460,943	525,124	480,695
Cost of services		(206,242)	(202,681)	(216,503)	(215,394)

GROSS PROFIT		295,587	258,262	308,621	265,301
OPERATING INCOME (EXPENSES)
Selling expenses		(101,108)	(83,012)	(105,482)	(88,270)
General and administrative expenses		(62,479)	(58,476)	(66,837)	(62,060)
Depreciation and amortization		(43,320)	(31,903)	(44,064)	(32,731)
Investments in subsidiaries:		—	—	—	—
Equity in subsidiaries	8	884	2,180	—	—
Allowance for investment losses	8	(2,090)	(502)	—	—
Write-off of goodwill		—	—	(557)	—
Other income from investments		2,932	1,594	2,932	1,594
Other operating income, net	15	14,564	11,319	14,675	19,764

INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)		104,970	99,462	109,288	103,598
FINANCIAL INCOME (EXPENSES)
Financial expenses	14	(7,650)	(15,037)	(7,951)	(15,276)
Financial income	14	42,768	47,892	43,130	48,140
Exchange variation, net	14	17	(1,714)	(4,687)	(5,961)

INCOME FROM OPERATIONS		140,105	130,603	139,780	130,501
NONOPERATING INCOME (EXPENSES), NET	16	(7,480)	(334)	(7,814)	687

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST		132,625	130,269	131,966	131,188
CURRENT INCOME AND SOCIAL CONTRIBUTION TAXES	17	(10,350)	(1,469)	(10,358)	(1,469)
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	17	(12,897)	(36,291)	(12,897)	(36,291)

INCOME BEFORE MINORITY INTEREST		109,378	92,509	108,711	93,428
MINORITY INTEREST		—	—	667	(919)

NET INCOME		109,378	92,509	109,378	92,509

EARNINGS PER SHARE—R$		0.91	0.77

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais—R$)

	Note	Capital	Legal reserve	Retained earnings (accumulated deficit)	Total
BALANCES AS OF DECEMBER 31, 2005		908,029	—	(469,917)	438,112
Net income		—	—	92,509	92,509

BALANCES AS OF DECEMBER 31, 2006		908,029	—	(377,408)	530,621
Capital reduction	13	(377,408)	—	377,408	—
Net income	13	—	—	109,378	109,378
Allocation of net income:
Legal reserve	13	—	5,469	(5,469)	—
Proposed dividends	13	—	—	(1,039)	(1,039)

BALANCES AS OF DECEMBER 31, 2007		530,621	5,469	102,870	638,960

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais—R$)

		Company		Consolidated
	Note	2007	2006	2007	2006
		(unaudited)		(unaudited)
SOURCES OF FUNDS
Net income		109,378	92,509	109,378	92,509
Items not affecting working capital:
Minority interest		—	—	(667)	919
Depreciation and amortization		43,320	31,903	44,064	32,731
Disposal of property and equipment		36	282	82	282
Other provisions		—	—	—	(565)
Deferred income and social contribution taxes—long-term		343	31,869	343	31,869
Exchange variation and interest on long-term assets and liabilities		(268)	(422)	2,980	1,071
Increase in reserve for contingencies		5,462	15,397	5,402	15,397
Reversal of balances receivable (payable)		—	851	—	(1,706)
Investments in subsidiaries:
Equity in subsidiaries	8	(884)	(2,180)	—	—
Increase in allowance for investment losses	8	2,090	502	—	—
Other income from investments		(2,932)	(1,594)	(2,932)	(1,594)
Capital loss on sale of investment		—	347	—	347
Write-off of goodwill		—	—	557	—
Loss (gain) on capitalization of investment by minority shareholder		(141)	—	29	—

Total from operations		156,404	169,464	159,236	171,260
From third parties:
Increase in noncurrent liabilities		207	9,822	—	9,089

Total sources		156,611	179,286	159,236	180,349

USES OF FUNDS
Increase in long-term assets		13,802	27,994	3,325	23,581
Permanent assets:
Investment—
Cost of acquisition of investments		—	50	—	—
Goodwill on acquisition		—	—	557	—
Purchases of property and equipment		43,088	31,792	45,200	31,792
Purchases of intangible assets		20,774	13,457	20,782	13,457
Transfer from noncurrent to current liabilities		1,124	—	1,124	—
Proposed dividends		1,039	—	1,039	—

Total uses		79,827	73,293	72,027	68,830

INCREASE IN WORKING CAPITAL		76,784	105,993	87,209	111,519

REPRESENTED BY
Current assets:
At end of year		567,595	478,086	588,401	490,327
At beginning of year		478,086	414,091	490,]327	429,154

		89,509	63,995	98,074	61,173

Current liabilities:
At end of year		133,650	120,925	141,991	131,126
At beginning of year		120,925	162,923	131,126	181,472

		12,725	(41,998)	10,865	(50,346)

INCREASE IN WORKING CAPITAL		76,784	105,993	87,209	111,519

The accompanying notes are an integral part of these financial statements.

UNIVERSO ONLINE S.A.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

		Company		Consolidated
	Note	2007	2006	2007	2006
		(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		109,378	92,509	109,378	92,509
Items not requiring outlay of cash:
Depreciation and amortization		43,320	31,903	44,064	32,731
Gain (loss) on sale of property and Equipment		25	(47)	71	(47)
Increase in allowance for investment Losses	8	2,090	502	—	—
Equity in subsidiaries	8	(884)	(2,180)	—	—
Other income from investments		(2,932)	(1,594)	(2,932)	(1,594)
Current income and social contribution taxes		10,350	1,469	10,358	1,469
Deferred income and social contribution Taxes		12,897	36,291	12,897	36,291
Increase in (reversal of) allowance for doubtful accounts		3,947	2,433	2,796	2,753
Minority interest		—	—	(667)	919
Write-off of goodwill		—	—	557	—
Reversal of balances receivable (payable)		—	851	—	(7,527)
Loss (gain) on capitalization of Investment by minority shareholder		(141)	—	29	—
Capital loss on sale of investment		—	347	—	347
Increase in (reversal of) reserve for contingencies		(7,561)	(540)	(7,716)	(221)
Unrealized gain on swap transaction		(1,750)	—	(1,750)	—
Interest, income from temporary cash investments and exchange variation, net		(37,324)	(33,927)	(34,075)	(32,454)
Others		—	—	—	(565)
Changes in assets and liabilities:
Trade accounts receivable		(23,576)	(10,892)	(22,127)	(9,537)
Recoverable taxes		892	1,284	1,366	2,249
Advances to suppliers		(1,113)	4,776	(1,111)	4,772
Escrow deposits		(4,944)	(27,252)	(4,947)	(27,252)
Prepaid expenses		(2,269)	80	(2,342)	116
Other receivables		(534)	(209)	(1,959)	(499)
Other payables		9	(8,383)	408	(8,345)
Trade accounts payable		7,518	(3,445)	6,694	(4,118)
Payroll and related charges		2,690	1,081	2,640	(21)
Taxes payable		120	492	47	357
Advances from customers		8,991	(13,591)	7,762	(14,545)

Cash provided by operating activities		119,199	71,958	119,441	67,788

Income and social contribution taxes paid		(4,514)	(3,904)	(4,561)	(3,904)
Interest paid		(5,468)	(3,885)	(5,468)	(3,885)

Net cash provided by operating activities		109,217	64,169	109,412	59,999

CASH FLOWS FROM INVESTING ACTIVITIES
Investments—
Cost of acquisition		—	(50)	—	—
Goodwill on acquisition		—	—	(557)	—
Property and equipment		(41,320)	(25,058)	(43,432)	(25,058)
Proceeds from sale of property and Equipment		11	329	11	329
Intangible assets		(20,774)	(13,457)	(20,782)	(13,457)
Intercompany receivables (payables)		(7,100)	(1,182)	453	1,480
Increase in temporary cash investments		(851,147)	(362,245)	(851,146)	(362,245)
Redemption of temporary cash investments		452,588	646,378	452,588	646,378

Cash provided (used) by investing activities		(467,742)	244,715	(462,865)	247,427

CASH FLOWS FROM FINANCING ACTIVITIES
ICMS (state VAT) in installments (principal)		(3,027)	(3,490)	(3,027)	(3,490)
PAES (tax debt refinancing program) / CPMF (tax on banking transactions) in installments		(792)	(792)	(792)	(792)

Cash used by financing activities		(3,819)	(4,282)	(3,819)	(4,282)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(362,344)	304,602	(357,272)	303,144

At beginning of year		365,192	60,590	371,848	68,704
At end of year		2,848	365,192	14,576	371,848
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(362,344)	304,602	(357,272)	303,144

Transactions occurred during the year that did not affect cash:
Purchase of property and equipment		1,768	6,734	1,768	6,734

Note: Taxes in installments were classified into financing activities since they refer to specific long-term contracts.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

1. OPERATIONS

        Universo Online S.A. (the "Company") is engaged in the development of Internet and Internet-related activities and holds interests in other companies engaged in the same activities in Brazil and abroad.

        The Company's management has implemented actions to ceaselessly improve the quality of the Internet content and access provision, in order to: (a) add value to subscription, advertising and other services provided to customers; and (b) obtain increasingly improved controls over various operational processes.

        As part of its actions, in line with the commitment to innovation and quality of the content of its portal, the Company launched new products in 2007, such as PagSeguro, Shopping UOL and TodaOferta, among others.

        On December 14, 2005, the Company was registered with the Brazilian Securities Commission (CVM) and its shares are traded on the São Paulo Stock Exchange (BOVESPA) under the ticker symbol UOLL4. It is also qualified for Corporate Governance Level 2.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING
   PRACTICES

        The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM).

        The preparation of financial statements requires Management to make estimates and assumptions to record certain assets, liabilities and other transactions. The financial statements include several estimates related to the useful lives of property and equipment, reserve for contingencies, allowance for doubtful accounts and others, which although reflecting the management's best estimate, could differ from actual results.

2.1
Significant accounting practices applied in the preparation of the financial statements are as follows:

a)
Temporary cash investments

        Stated at cost, plus income earned through the balance sheet dates. The carrying amounts of temporary cash investments approximate their fair value.

  b)
  Trade accounts receivable

        Stated net of allowance for doubtful accounts, which is recorded in an amount considered sufficient to cover probable losses on realization of receivables. The recording of this allowance follows different criteria according to the corresponding collection system: (i) accounts receivable from subscriptions—an allowance is recorded according to the historical average of losses; and (ii) advertising and barter—an allowance is recorded based on Management's analysis of collectibility.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING
   PRACTICES (Continued)

  c)
  Other current and noncurrent assets

        Stated at the lower of cost or realizable value, plus, if applicable, income and monetary variation earned through the balance sheet dates.

  d)
  Investments

        Investments in subsidiaries and affiliates are carried under the equity method. The financial statements of foreign investees were translated into Brazilian reais at the exchange rate in effect at the balance sheet date.

  e)
  Property and equipment

        Stated at acquisition cost, considering the following aspects:

    •
    Depreciation of property and equipment is calculated under the straight-line method at the annual rates disclosed in note 9, based on the economic useful lives of assets.

  f)
  Intangible assets

        Stated at acquisition cost. When applicable, amortization is calculated under the straight-line method, based on the estimated useful lives of assets, as mentioned in note 10. No value is attributed to internally developed trademarks and patents or similar rights.

  g)
  Realization of long-lived assets

        Management reviews on an annual basis long-lived assets used in its operations for the purpose of determining the need for recognizing impairment when events or changes in circumstances indicate that the carrying value of these assets is not recoverable through operating activities. A write-down of the carrying value of these assets to their estimated fair value is made, if applicable, when operating cash flows are not sufficient to recover the carrying value of these assets. The Company and its subsidiaries did not recognize any impairment loss for the period reported.

  h)
  Advances from customers

        Refer to advances received for future advertising and subscription and are recognized as revenue when services are provided.

  i)
  Reserve for contingencies

        The reserves for contingencies mentioned in note 12 are recorded for probable losses and, for labor claims, based on historical losses. These reserves are monetarily adjusted based on official monetary adjustment indexes. For purposes of the financial statements they are presented net of related escrow deposits.

  j)
  Other current and noncurrent liabilities

        Stated at known or estimated amounts, plus, when applicable, charges incurred.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING
   PRACTICES (Continued)

  k)
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

  l)
  Income and social contribution taxes

        Current taxes are calculated pursuant to legislation prevailing at the balance sheet dates. Income and social contribution taxes are recognized in the statement of income for the period considering temporary differences for recognition of expenses and income for accounting and tax purposes. Deferred income and social contribution taxes recorded in current and noncurrent assets arise from temporarily nondeductible expenses recorded in the statement of income and tax loss carryforwards.

  m)
  Earnings per share

        Calculated based on the number of shares outstanding at the balance sheet dates.

  n)
  Supplemental information

        The accompanying individual and consolidated statements of cash flows are presented for purposes of additional analyses.

2.2
Amendment to Brazilian Corporate Law, introducing changes to accounting practices generally accepted in Brazil, effective for fiscal years beginning on or after January 1, 2008

        On December 28, 2007, Law No. 11,638 was enacted, that alters, revokes and adds new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, Fiscal Year and Financial Statements. Law No. 11,638/07 was designed primarily to update accounting practices as contemplated in Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with accounting standards generally accepted in the international capital markets, and contemplates broad changes to accounting practices generally accepted in Brazil, as they relate to statutory accounting practices and procedures. The Law also allows the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, applicable to public companies in Brazil, in conformity with such international accounting standards.

        The financial statement provisions of the Brazilian Corporate Law are applicable to all companies incorporated as corporations ("Sociedades Anônimas"), including public companies ("companhias de capital aberto") registered with the CVM.

        The changes and requirements introduced by the Law are effective for fiscal years beginning on or after January 1, 2008. Certain of these changes shall be applied as of the beginning of Company's fiscal year while others are, and will be, subject to additional interpretation and regulation by applicable regulatory agencies and accounting standards bodies in Brazil.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING
   PRACTICES (Continued)

        The following summarizes certain of the significant changes introduced by the Law:

  •
  Elimination of the requirement to present a statement of changes in financial position and a new requirement to present a statement of cash flows.

  •
  A new requirement for the presentation of a statement of value added, applicable to public companies, that presents the additional value created by the Company, as well as the composition of the sources of such value and the amount of undistributed value.

  •
  The ability to maintain separate or auxiliary accounting ledgers and records for purposes of reflecting necessary adjustments to financial statements prepared for income tax or other regulatory requirements in order to prepare the required financial statements in conformity with Brazilian Corporate Law.

  •
  Creation of a new account group, intangible assets, for purposes of balance sheet presentation, which encompass rights in intangible assets maintained or used in the operation of the Company's business.

  •
  Modification of the definition of those assets to be recorded under the caption property, plant and equipment in the balance sheet, to be those rights in tangible assets that are maintained or used in the operations of the Company's business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the Company (e.g., capital leases).

  •
  Requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges be performed to ensure that: (i) impairment losses are recorded as a result of decisions to discontinue activities related to such assets or when there is evidence that future operating results will not be sufficient to ensure their realization; and (ii) the criteria used to determine the estimated remaining useful life of such assets for purposes of recording depreciation, amortization and depletion expense are reviewed and adjusted.

  •
  Requirement that investments in financial instruments, including derivatives, be accounted for: (i) at fair value or equivalent value for trading securities or securities available for sale; or (ii) at the lower of historical cost, adjusted for contractual interest and other contractual provisions, and realizable value for other investments. Additional fair value concepts and considerations have also been defined for such financial instruments.

  •
  Creation of a new account group, valuation adjustments to shareholders' equity, for purposes of balance sheet presentation, to be used to record certain valuation adjustments not recorded in earnings for certain assets and liabilities. Such adjustments may include, among others, fair value adjustments for certain qualifying financial instruments, foreign currency exchange rate variations on foreign investments accounted for under the equity method of accounting (through December 31, 2007, such adjustments used to be recorded in profit and loss account), and

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING
   PRACTICES (Continued)

    certain fair value adjustments related to assets and liabilities as a result of a merger between unrelated parties that results in the transfer of control.

  •
  Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities.

  •
  Requirement that for transactions involving the merger or spin-off between unrelated parties that result in the effective transfer of control, the related assets and liabilities of the entity being merged or spun-off should be recorded at fair market value.

  •
  Elimination of the materiality parameter in determining the applicability of the equity method of accounting for investments in affiliates and subsidiaries and a new requirement that the equity method of accounting for such investments is required when management has significant influence over the investee or when the Company's direct and indirect interest in the voting capital of the investee is greater than 20% of the outstanding voting capital of the investee.

        As the changes have only been introduced recently, and many of them still are and will be subject to further interpretation and regulation by applicable regulatory agencies and accounting standards bodies, management has not yet been able to assess and/or quantify the effects of all of the changes that are reasonably likely to have a significant impact on its financial statements and results of operations, except for (i) presentation of the statement of cash flows; (ii) creation of a new account group, intangible assets; (iii) periodic analysis of the recoverability of amounts recorded in property, plant and equipment and intangible assets; and (iv) evaluation of the impact of recording under the caption property, plant and equipment of tangible assets that are used in the Company's operations, as stated in note 9.

3. CONSOLIDATION CRITERIA

        These consolidated financial statements have been prepared and are presented in conformity with CVM Instruction No. 247, of March 27, 1996, as amended, and include the accounts of the Company and the following subsidiaries:

	Ownership interest—%
	2007	2006
UBN Internet Ltda.	99.99	99.99
Net+Phone Telecomunicações Ltda.	99.00	99.00
UOL E-Corp.	100.00	100.00
Zip.Sports Ltda.	60.00	60.00
UOL International Services B.V.	100.00	100.00
UOL Argentina Holdings S.A.	83.00	83.00
Nuggent Hall Ltd.	100.00	100.00

        Intercompany balances, transactions and investments have been eliminated in the consolidated financial statements.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

3. CONSOLIDATION CRITERIA (Continued)

        Following is a breakdown of the main balance sheet and statement of income accounts:

        Year ended December 31, 2007 (unaudited):

	UBN Internet	Net+Phone	UOL E-Corp.	Zip.Sports	UOL International	UOL Argentina	Nuggent Hall
Balance sheet
Current assets	3,182	947	12,617	11	107	1,642	11
Noncurrent assets	1,856	—	415	54	—	16,067	—
Current liabilities	(536)	(730)	(383)	(79)	—	(6,500)	(112)
Noncurrent liabilities	(5,776)	(5,469)	—	(2,759)	(64)	(188)	(3,980)
(Shareholders' equity) shareholders' deficit	1,274	5,252	(12,649)	2,773	(43)	(11,021)	4,081
Statement of income
Net sales	1,531	2,372	7,950	—	—	11,681	—
Cost of sales	—	(2,143)	—	—	—	(8,358)	—
Operating income (expenses), net	(2,609)	(989)	(3,801)	(217)	(7)	(6,959)	19
Nonoperating expenses	(46)	—	—	—	—	(289)	—
Provision for income and social contribution taxes	(8)	—	—	—	—	—	—
Net income (loss)	(1,132)	(760)	4,149	(217)	(7)	(3,925)	19

        Year ended December 31, 2006:

	UBN Internet	Net+Phone	UOL E-Corp.	Zip.Sports	UOL International	UOL Argentina	Nuggent Hall
Balance sheet
Current assets	8	154	9,323	10	50	2,682	16
Noncurrent assets	—	—	311	59	—	20,286	—
Current liabilities	—	(1,031)	(1,103)	(52)	—	(7,879)	(136)
Noncurrent liabilities	(149)	(3,615)	(31)	(2,573)	—	(311)	(3,980)
(Shareholders' equity) shareholders' deficit	141	4,492	(8,500)	2,556	(50)	(14,778)	4,100
Statement of income
Net sales	—	2,572	6,324	—	—	16,314	—
Cost of sales		(1,308)	(5,260)	—	—	(11,623)	—
Operating income (expenses), net	—	(1,559)	(2,356)	(212)	—	(1,320)	5
Nonoperating income	—	—	—	—	—	1,020	—
Net income (loss)	—	(295)	(1,292)	(212)	—	4,391	5

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

4. TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Kingdom of Norway bonds(a)	398,335	—	398,335	—
Republic of Austria bonds(b)	—	362,831	—	362,831
Investment Funds(c)	40,843	—	40,843	—
Fixed-income securities(d)	14,591	22,938	14,591	22,938
Fixed-income securities—Box(e)	6,212	—	6,212	—
Foreign Certificates of Deposit(f)	197	227	9,540	5,328

	460,178	385,996	469,521	391,097

(a)
Cash investment abroad in Brazilian reais that yields 106.50% of the CDI (interbank deposit rate) and matures on December 23, 2008, subject to loss arising from the depreciation of the US dollar.

(b)
Cash investment abroad in Brazilian reais that is indexed to the CDI (interbank deposit rate) and matured on December 28, 2007.

(c)
Variable-income investment in investment funds, with yield of 2.11% in 2007.

(d)
Investments linked with yield of 101.50% to 101.70% of the CDB/CDI (bank/interbank deposit rate).

(e)
Fixed-income investment with yield of 101% and 101.10% of the CDI and daily liquidity.

(f)
Foreign certificates of deposit indexed to the US dollar.

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Subscriptions	63,410	55,058	68,301	61,540
Advertising and other	28,944	13,721	34,141	18,776

	92,354	68,779	102,442	80,316
Allowance for doubtful accounts	(23,385)	(19,439)	(28,796)	(26,000)

Total	68,969	49,340	73,646	54,316

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

5. TRADE ACCOUNTS RECEIVABLE (Continued)

        Changes in the allowance for doubtful accounts were as follows:

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Balance at beginning of year	(19,439)	(17,005)	(26,000)	(23,246)
Additions	(24,823)	(22,241)	(24,922)	(22,728)
(-) Write-offs	20,877	19,807	22,126	19,974

Balance at end of year	(23,385)	(19,439)	(28,796)	(26,000)

        The aging list of trade accounts receivable is as follows:

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Current	40,283	35,833	41,207	36,516
30 days past-due	30,311	16,838	32,767	18,607
31 to 60 days past-due	5,591	3,542	5,764	3,914
61 to 90 days past-due	2,830	1,902	2,880	2,067
91 to 180 days past-due	7,035	5,884	7,142	5,984
Over 180 days past-due	6,304	4,780	12,682	13,228

Total trade accounts receivable	92,354	68,779	102,442	80,316

6. RECOVERABLE TAXES

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
IRRF (withholding income tax) on temporary
cash investments	333	2,468	333	2,468
Prepaid income and social contribution taxes	8,709	2,066	8,712	2,066
IVA (value-added tax)	—	—	2,288	—
Other	120	1,007	166	1,054

Current assets	9,162	5,541	11,499	5,588

IVA (value-added tax)	—	—	—	2,657
Other	—	—	360	419

Noncurrent assets	—	—	360	3,076

Total	9,612	5,541	11,859	8,664

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

7. RELATED-PARTY TRANSACTIONS

	Company
	2007					2006
	(unaudited)
	Current		Noncurrent			Noncurrent
	Trade accounts receivable	Trade accounts payable	Intercompany receivables	Intercompany payables	Net effect on income	Intercompany receivables	Intercompany payables	Net effect on income
UBN Internet	—	—
Ltda.			4,551	—	—	149	—	—
Net+Phone
Telecomunicações Ltda.	—	—	5,469	—	—	3,615	—	—
Nuggent Hall Ltd.	—	—	3,978	—	—	3,978	—	—
Tetrodon Internet Ltda	—	—	1,224	—	—	—	—	—
UOL International
Services B.V.	—	—	64	—	—	—	—	—
UOL E-Corp.	—	—	—	227	—	31	—	—
UOL Sinectis	—	—
S.A.			—	5	—	—	25	—
Zip.Sports Ltda.	—	—	2,759	—	—	2,512	—	—
Transfolha
Transporte e
Distribuição Ltda.	—	—	—	—	(2,762)	—	—	(2)
Banco de Dados de São Paulo	—	5
Ltda.			—	—	(574)	—	—	(378)
Empresa Folha da
Manhã S.A.	1,258	660	3	—	(11,373)	456	—	(8,597)

Total	1,258	665	18,048	232	(14,709)	10,741	25	(8,977)

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

7. RELATED-PARTY TRANSACTIONS (Continued)

	Consolidated
	2007				2006
	Current		Noncurrent		Noncurrent
	Trade accounts receivable	Trade accounts payable	Intercompany receivables	Net effect on income	Intercompany receivables	Net effect on income
	(unaudited)
Transfolha Transporte e
Distribuição Ltda.	—	—	—	(2,762)	—	(2)
Banco de Dados de São Paulo Ltda	—	5	—	(574)	—	(378)
Empresa Folha da Manhã S.A.	1,258	660	3	(11,373)	456	(8,597)

Total	1,258	665	3	(14,709)	456	(8,977)

        In 2007 the Company recorded property rentals, communications, maintenance, and other expenses paid to Empresa Folha da Manhã S.A., according to an agreement signed by and between the parties, in the amount of R$11,810 (R$8,874 in 2006). These transactions were conducted under usual market conditions.

        Additionally, in order to optimize available resources, the Company offers advertising space for barter for either third parties or related parties, on equal commercial conditions. The breakdown of revenues and costs related to barter operations with Empresa Folha da Manhã S.A. is as follows:

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Net revenue from barters	2,171	2,342	2,171	2,342
Barter expenses	(1,734)	(2,065)	(1,734)	(2,065)

Net effect	437	277	437	277

        Transfolha Transporte e Distribuição Ltda. provides logistics services to the Company. These transactions were conducted under usual market conditions.
The other balances recorded in noncurrent assets refer to advances to cover related parties' expenses and advances for future capital increase, without financial charges and established maturities.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

8. INVESTMENTS

Company

  Information on investees as of December 31, 2007 (unaudited)

Direct or indirect subsidiaries	Shareholders' equity (deficit)	Net income (loss) 12/31/07	Ownership interest—%	Equity in subsidiaries	Reversal (recognition) of allowance for losses on subsidiaries and affiliates	Investments (allowance for losses on subsidiaries and affiliates)
UBN Internet Ltda.	(1,274)	(1,132)	99.99	—	(1,132)	(1,274)
UOL E-Corp.	12,649	4,149	100.00	4,149	—	12,649
UOL Argentina Holdings S.A.	11,021	(3,925)	83.00	(3,258)	—	(3,004)
Net+Phone Telecomunicações Ltda.	(5,252)	(760)	99.00	—	(760)	(5,252)
Nuggent Hall Ltd.	(4,081)	19	100.00	—	19	(4,081)
UOL International Services B.V.	43	(7)	100.00	(7)	—	43
Zip.Sports Ltda.	(2,773)	(217)	60.00	—	(217)	(2,773)

Total				884	(2,090)

			Investments			12.692

			Allowance for losses			(16,384)

  Information on investees as of December 31, 2006

Direct or indirect subsidiaries	Shareholders' equity (deficit)	Net income (loss)	Ownership interest—%	Equity in subsidiaries	Reversal (recognition) of allowance for losses on subsidiaries and affiliates	Investments (allowance for losses on subsidiaries and affiliates
UBN Internet Ltda.	(141)	—	99.99	—	—	(141)
UOL E-Corp.	8,500	(1,292)	100.00	(1,292)	—	8,500
UOL Argentina Holdings S.A.	14,778	4,391	83.00	3,472	—	(2,819)
Net+PhoneTelecomunicações Ltda.	(4,492)	(295)	99.00	—	(295)	(4,492)
Nuggent Hall Ltd.	(4,100)	5	100.00	—	5	(4,100)
UOL International Services B.V.	50	—	100.00	—	—	50
Zip.Sports Ltda.	(2,556)	(212)	60.00	—	(212)	(2,556)

Total				2,180	(502)

				Investments		8,550

				Allowance for losses		(14,108)

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

8. INVESTMENTS (Continued)

  •
  UBN Internet Ltda.  (99.99% interest in voting capital and total capital)—formerly Netgratuita Ltda.: is engaged in Internet access services by means of any type of protocols, platforms or technologies available either presently or in the future, and telecommunications network management for traffic of data, audio, video, and voice for other companies to connect.

  •
  UOL E-Corp.  (100% interest in voting capital and total capital): is engaged in the negotiation of agreements for global sales of the Company's advertisements to Latin American countries, Canada and United States.

  •
  UOL Argentina Holdings S.A.  (83% interest in voting capital and total capital): is engaged in the development of Internet and Internet-related activities and holds interests in other companies engaged in the same activities.

        In September 2005, the indirect subsidiary UOL Sinectis S.A. elected to apply for the legal regime "Concurso preventivo" (proceedings for settlement and reorganization under Argentinean law) to begin a restructuring plan that included the negotiation of contracts with suppliers under better conditions and cost reductions, among other measures.

        After meeting the local legal requirements relating to "Concurso preventivo" and as part of the restructuring plan, UOL Sinectis S.A. negotiated with its suppliers and obtained a discount on its debt. Negotiations have also been concluded and, according to the agreements made on September 10, 2001 and December 17, 2002, the Company transferred 5% of its shares in UOL Argentina Holdings S.A. to América T.V.S.A. according to the minutes of July 12, 2006. The Company has guaranteed the necessary funds for the normal continuity of the subsidiary's operations.

        The investment is stated net of the provision for write-off of goodwill of UOL Sinectis S.A. in the amount of R$12,151 as of December 31, 2007 (R$15,084 as of December 31, 2006).

  •
  Net+Phone Telecomunicações Ltda.  (99% interest in voting capital and total capital): is primarily engaged in the rendering of general telecommunications services, technical, administrative and organizational assistance services, sales and consulting services, in addition to study and research activities for purposes of development of the telecommunications sector.

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

        There are no sureties, guarantees, collaterals, mortgages or liens granted by the Company in favor of the subsidiaries.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

9.    PROPERTY AND EQUIPMENT

	Company
	2007					2006
	(unaudited)
	Cost	Accumulated depreciation	Net	Annual depreciation rate—%		Cost	Accumulated depreciation	Net	Annual depreciation rate—%
IT equipment	149,763	(103,426)	46,337	37.1	(a)	113,697	(75,912)	37,785	35.8	(a)
Furniture and fixtures	4,523	(2,738)	1,785	10.0		3,689	(2,351)	1,338	10.0
Installations	14,642	(8,016)	6,626	10.0		14,567	(6,570)	7,997	10.0
Machinery and equipment	10,864	(6,465)	4,399	18.8	(a)	10,199	(4,803)	5,396	19.4	(a)
Property and equipment in progress	1,780	—	1,780	—		—	—	—	—
Other	2,788	(2,072)	716	10.0		1,980	(1,906)	74	10.0

Total	184,360	(122,717)	61,643			144,132	(91,542)	52,590

	Consolidated
	2007					2006
	(unaudited)
	Cost	Accumulated depreciation	Net	Annual depreciation rate—%		Cost	Accumulated depreciation	Net	Annual depreciation rate—%
Land	1,850	—	1,850	—		—	—	—	—
IT equipment	151,900	(104,917)	46,983	37.1	(a)	116,050	(77,260)	38,790	35.8	(a)
Furniture and fixtures	4,623	(2,805)	1,818	10.0		3,817	(2,425)	1,392	10.0
Installations	15,535	(8,585)	6,950	10.0		15,654	(7,059)	8,595	10.0
Machinery and equipment	10,865	(6,466)	4,399	18.8	(a)	10,201	(4,804)	5,397	19.4	(a)
Property and equipment in progress	1,780	—	1,780	—		—	—	—	—
Other	3,763	(2,886)	877	10.0		3,188	(2,890)	298	10.0

Total	190,316	(125,659)	64,657			148,910	(94,438)	54,472

(a)
Beginning January 2006, the Company opted for accelerated depreciation of assets directly related to its technology facilities, based on the projection of new investments financed by funds from the initial public offering, and the estimated useful lives of the assets, involving the Company's technical areas.

        In 2007 there were purchases of IT equipment in the amount of R$39,389 (Company and Consolidated). There was no other significant change requiring specific disclosure.

        As of December 31, 2007, the assets pledged as collateral for lawsuits amounted to R$1,388, net of accumulated depreciation.

Lease agreements

        The Company has lease agreements for IT and telecomputing equipment. The principal and interest will be amortized in monthly installments through October 2008. The contractual interest ranges from CDI (interbank deposit rate) + 3.91% to 4.91% per year. Installments in the amount of R$2,164 (R$2,756 in 2006) were recorded as expenses in 2007.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

9.    PROPERTY AND EQUIPMENT (Continued)

        Had these lease agreements been treated as financing operations, the effects on the financial statements would be as follows:

	Consolidated
	2007	2006
	(unaudited)
On permanent assets—
Property and equipment
Cost	3,662	6,325
Accumulated depreciation	(5,461)	(4,940)

Total	(1,799)	1,385

On liabilities:
Current	1,105	2,788
Noncurrent	—	1,273

Total	1,105	4,061

10. INTANGIBLE ASSETS

	Company
	2007					2006
	(unaudited)
	Cost	Accumulated amortization	Net	Annual amortization rate—%		Cost	Accumulated amortization	Net	Annual amortization rate—%
Software and technology expenses	28,188	(9,370)	18,818	32.5	(*)	11,704	(3,962)	7,742	31.7	(*)
Software license	56,058	(45,481)	10,577	20.5	(**)	51,851	(41,571)	10,280	20	(*)
Trademarks and patents	1,935	—	1,935	—		1,856	—	1,856	—

Total	86,181	(54,851)	31,330			65,411	(45,533)	19,878

	Consolidated
	2007					2006
	(unaudited)
	Cost	Accumulated amortization	Net	Annual amortization rate—%		Cost	Accumulated amortization	Net	Annual amortization rate—%
Software and technology expenses	28,188	(9,370)	18,818	32.5	(*)	11,704	(3,962)	7,742	31.7	(*)
Software license	57,679	(47,011)	10,668	20.5	(**)	53,845	(43,351)	10,494	20	(*)
Trademarks and patents	1,983	—	1,983	—		1,901	—	1,901	—

Total	87,850	(56,381)	31,469			67,450	(47,313)	20,137

(*)
Weighted average rate between 20% and 33%.

(**)
Weighted average rate between 20% and 40%.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

11. TAXES PAYABLE

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
COFINS (tax on revenue)	1,662	1,604	1,700	1,616
ISS (service tax)	80	60	98	60
PIS (tax on revenue)	2,616	2,637	2,785	2,840
ICMS (state VAT)(a)	—	7,385	—	7,507
CPMF (tax on banking transactions)(b)	1,132	1,066	1,132	1,066
Income and social contribution taxes	10,350	1,021	10,359	1,021
CIDE (Economic intervention contribution)	1,133	1,133	1,133	1,133
Other	1,894	811	2,018	897

Current	18,867	15,717	19,225	16,140

CPMF(b)	5,262	6,024	5,262	6,024

Noncurrent liabilities	5,262	6,024	5,262	6,024

Total	24,129	21,741	24,487	22,164

(a)
The subsidiaries Universo Online Ltda. and Brasil Online Ltda., merged into the Company, challenged in court the levy of the ICMS on Internet access services in the state where they operate. The court decision, published on April 25, 2002, held that the tax was due, revoking the injunction that suspended the levy of said tax. Universo Online Ltda. and Brasil Online Ltda. filed an appeal requesting review of the decision, which is awaiting judgment of the Court of Justice of the State of São Paulo. These two companies recorded a reserve for contingencies at the rate of 5%. However, in the quarter ended September 30, 2002, regarding the period between the revocation of the decision that suspended the levy of the tax challenged and the beginning of the escrow deposits, the Companies elected to pay the tax debt in installments, which was fully amortized as of December 31, 2007.

(b)
The Company challenged in court the payment of the CPMF. Based on a specific injunction granted in July 1999, this tax has not been debited from bank accounts.

  Since June 2001, after a final court decision, the Company has paid this tax regularly, and entered into an installment payment arrangement for the debt past due through that date, by means of the Special Installment Payment Plan (PAES) established by Law No. 10,684/03 of May 30, 2003 under a protocol filed with the Federal Revenue Service on July 30, 2003.

  As an essential condition to continue opting for PAES, the Company cannot have past-due installments for three consecutive months or six alternate months, whichever occurs first. As of December 31, 2007 and 2006, the Company has been compliant with all of the requirements related to PAES.

  Management estimates that the balance of said installment payment arrangement as of December 31, 2007 will be settled within 66 months, using the fixed number of installments and monetarily adjusted based on the Long-Term Interest Rate (TJLP) for the period.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

11. TAXES PAYABLE (Continued)

  Debts estimated by the Company, related to the installment payment, including the amount of principal plus interest and fine, are as follows:

Company and consolidated
Balance as of the date of opting for PAES	7,923
Adjustment based on the TJLP in 2003, 2004 and 2005	2,049
Payments in 2003, 2004 and 2005	(2,260)

Balance as of December 31, 2005	7,712
Adjustment based on the TJLP in 2006	434
Payments in 2006	(1,056)

Balance as of December 31, 2006	7,090
Adjustment based on the TJLP in 2007	433
Payments in 2007	(1,129)

Balance as of December 31, 2007	6,394
Current liabilities	1,132
Noncurrent liabilities	5,262

12. RESERVE FOR CONTINGENCIES

  The Company and its subsidiaries are exposed to certain contingencies that include ongoing tax, labor and civil lawsuits. Management records reserves for contingencies for probable losses and, for labor claims, based on historical losses. Lawsuits assessed as possible loss are disclosed in notes to the financial statements if applicable. Losses assessed as remote are not recorded or disclosed.

  The Company and its subsidiaries maintain a provision for all taxes established by law and that are being challenged in court, as they understand that such taxes are legal obligations under CVM Resolution No. 489/05.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

12. RESERVE FOR CONTINGENCIES (Continued)

  According to the criteria mentioned in note 2.1 (i) and including, but not limited to, the legal counsel's opinion, the Company recorded the following reserve for contingencies:

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Labor	—	—	345	440
ICMS (state VAT)(a)	2,246	—	2,246	—
COFINS (tax on revenue)(b)	1,311	14,768	1,311	14,768
ISS (service tax)	1,058	1,058	1,058	1,058
PIS (tax on revenue)(b)	—	1,229	—	1,229

Current	4,615	17,055	4,960	17,495

Labor	1,062	545	1,062	545
ICMS (state VAT)(a)	—	364	—	364
COFINS (tax on revenue)(b)	—	877	—	877
FGTS (severance pay fund)	2,094	1,931	2,094	1,931
Civil	4,375	5,690	4,375	5,750
Other	2,636	13	2,636	13

Noncurrent liabilities	10,167	9,420	10,167	9,480

Total	14,782	26,475	15,127	26,975

(a)
After the unfavorable court decision received in the quarter ended September 30, 2002, the Company filed for a temporary injunction in the Court of Justice of the State of São Paulo, for which it made escrow deposits in the amount of R$25,101 as of December 31, 2007 (R$22,881 in 2006).

(b)
Refers to: (i) a lawsuit filed by the Company challenging the increase in the rate of COFINS, for which there are escrow deposits in the amount of R$66,604 as of December 31, 2007 (R$59,873 in 2006); and (ii) a lawsuit challenging the increase in the PIS and COFINS tax base. On June 4, 2007, a final and unappealable court decision was issued in favor of the Company on the lawsuit concerning the PIS and COFINS tax base under Law No. 9,718/98. The accrued amounts of R$15,362 were reversed to the caption "other operating income, net", as mentioned in note 15.

  Complying with CVM Resolution No. 489/05, escrow deposits related to the aforementioned lawsuits were offset against the recorded provisions.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

12. RESERVE FOR CONTINGENCIES (Continued)

Offset amounts

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
ICMS (state VAT)	25,101	22,881	25,101	22,881
COFINS (tax on revenue)	66,604	59,873	66,604	59,873
SAT (occupational accident insurance)	2,802	2,802	2,802	2,802
IPTU (municipal real estate tax)	1,422	1,422	1,422	1,422
Other contingencies	1,148	1,307	1,148	1,307

Total	97,077	88,285	97,077	88,285

Possible loss

  There is no lawsuit involving a significant amount that requires specific disclosure.

Changes in reserve for contingencies

  Company

	2006	Additions	Reversal	Monetary variation	Offset of escrow deposits	2007
Tax:
ICMS	—	2,181	—	65	—	2,246
COFINS	14,768	—	(13,956)	499	—	1,311
ISS	1,058	—	—	—	—	1,058
PIS	1,229	13	(1,261)	19	—	—

Current	17,055	2,194	(15,217)	583	—	4,615

Labor	545	517	—	—	—	1,062
Tax:
ICMS	364	1,856	—	—	(2,220)	—
COFINS	877	12,161	(10,997)	4,690	(6,731)	—
PIS	—	—	(242)	9	233	—
FGTS	1,931	163	—	—	—	2,094
Civil	5,690	1,503	(2,122)	(622)	(74)	4,375
Other	13	2,623	—	—	—	2,636

Noncurrent liabilities	9,420	18,823	(13,361)	4,077	(8,792)	10,167

Total contingencies	26,475	21,017	(28,578)	4,660	(8,792)	14,782

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

12. RESERVE FOR CONTINGENCIES (Continued)

  Consolidated

	2006	Additions	Reversal	Monetary variation	Offset of escrow deposits	2007
Labor	440	62	(157)	—	—	345
Tax:
ICMS	—	2,181	—	65	—	2,246
COFINS	14,768	—	(13,956)	499	—	1,311
ISS	1,058	—	—	—	—	1,058
PIS	1,229	13	(1,261)	19	—	—

Current	17,495	2,256	(15,374)	583	—	4,960

Labor	545	517	—	—	—	1,062
Tax:
ICMS	364	1,856	—	—	(2,220)	—
COFINS	877	12,161	(10,997)	4,690	(6,731)	—
PIS	—	—	(242)	9	233	—
FGTS	1,931	163	—	—	—	2,094
Civil	5,750	1,503	(2,182)	(622)	(74)	4,375
Other	13	2,623	—	—	—	2,636

Noncurrent liabilities	9,480	18,823	(13,421)	4,077	(8,792)	10,167

Total contingencies	26,975	21,079	(28,795)	4,660	(8,792)	15,127

13. SHAREHOLDERS' EQUITY

a)
Capital

        As of December 31, 2007 and 2006, the Company's capital was R$530,621 and R$908,029, respectively, represented by 120,132,310 shares, of which 60,066,155 were common shares and 60,066,155 were preferred shares, all of which registered and without par value.

        On June 28, 2007, according to the Minutes of the Extraordinary Shareholders' Meeting, a capital reduction in the amount of R$377,408 was approved, corresponding to the accumulated deficit balance as of December 31, 2006, without change in the number of shares.

        As provided for in the bylaws, the Company is authorized to increase its capital by means of a resolution of the Board of Directors, regardless of amendments to the bylaws, by issuing common shares and/or preferred shares, up to the limit of 300,000,000 shares.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

13. SHAREHOLDERS' EQUITY (Continued)

b)
Legal reserve

        The legal reserve was recorded in accordance with article 193 of Law No. 6,404/76 at an amount equivalent to 5% of annual net income up to the limit of 20% of paid-up capital or 30% of capital plus capital reserves. This reserve can only be used for capital increase or absorption of losses.

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

        Shareholders are entitled to a mandatory dividend of 1% of net income for the year, adjusted as provided for in the bylaws. Dividends were calculated in accordance with article 202 of Law No. 6,404/76, as shown below:

Net income for the year ended December 31, 2007	109,378
Allocation to legal reserve (5%)	5,469

Adjusted net income	103,909
Mandatory minimum dividends (1%)	1,039

Dividend per common share—R$	0.0086
Dividend per preferred share—R$	0.0086

        The allocation of net income was approved by the Executive Board and will be submitted to the Board of Directors for approval.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

14. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Financial expenses:
Interest expenses	(652)	(1,261)	(662)	(1,267)
Monetary variation—taxes	(2,023)	(8,498)	(2,036)	(8,506)
CPMF	(2,176)	(3,052)	(2,456)	(3,279)
Fine on taxes	(2,623)	(2,179)	(2,623)	(2,179)
Other	(176)	(47)	(174)	(45)

Total	(7,650)	(15,037)	(7,951)	(15,276)

Financial income:
Interest income	2,250	2,100	2,250	2,100
Income from temporary cash investments yield	40,518	45,792	40,880	46,040

Total	42,768	47,892	43,130	48,140

Exchange variations, net	17	(1,714)	(4,687)	(5,961)

15. OTHER OPERATING INCOME, NET

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Reversal of PIS and COFINS—Law No. 9,718/98(i)	15,362	—	15,362	—
Reversal of provision for ICMS	—	12,160	—	12,160
Other	(798)	(841)	(687)	7,604

Total	14,564	11,319	14,675	19,764

(i)
On July 4, 2007, a final and unappealable court decision was issued in favour of the Company on the lawsuit related to the PIS and COFINS tax base pursuant to Law No. 9,718/98.

16. NONOPERATING INCOME (EXPENSES)

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Exclusivity and right assignment contract	(7,598)	—	(7,598)	—
Gain (loss) on sale of property and equipment	(25)	47	(71)	47
Capital gain (loss)	141	(347)	141	(347)
Other	2	(34)	(286)	987

Total	(7,480)	(334)	(7,814)	687

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

17. FINANCIAL INSTRUMENTS

a)
Exchange risks

        Following its cash management policy, the Company opted to keep part of its temporary cash investments in investments subject to the variation of the US dollar, and diversify them with funds in Brazilian reais.

        The US dollar rates as of December 31, 2007 and 2006 were R$1.7713 and R$2.1380, respectively.

        The Company's net exposure to exchange risk as of December 31, 2007 and 2006, is as follows:

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Financial investments
Kingdom of Norway bonds	400,000	—	400,000	—
Foreign certificate of deposit	198	227	9,540	5,328

Total	400,198	227	409,540	5,328

        As mentioned in note 4, the Kingdom of Norway bonds are subject to loss from the US dollar depreciation. As of December 31, 2007, the Company recognized a loss in the amount of R$1,843.

        To hedge against the aforementioned exchange risk the Company entered into a swap agreement. As of December 31, 2007, the Company recorded a gain on swap in the amount of R$1,843 and the cost of the transaction in the amount of R$146, representing a net gain of R$1,697, in current assets under the caption "unrealized gain on swap transaction". The cost of such swap for the entire period is R$13,014, which is recognized on a pro rata basis over the term of the agreement.

        The fair value of this derivative as of December 31, 2007 is R$21,454 (asset).

b)
Interest rate risk

        The temporary cash investments of the Company and its subsidiaries are represented principally by operations subject to the CDI (interbank deposit rate).

        The Company entered into a swap agreement to hedge the yield of the Kingdom of Norway bonds against the risk of fluctuation in the CDI (interbank deposit rate). As of December 31, 2007, the Company recorded a gain on this derivative in the amount of R$53 in current assets under the caption "unrealized gain on swap transaction". The fair value of this derivative as of December 31, 2007 is R$1,470 (liability).

        Except for the foregoing, the other fair values of these transactions do not differ significantly from the carrying amounts in the financial statements for the years ended December 31, 2007 and 2006.

c)
Concentration of credit risk

        Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist primarily of cash and banks, temporary cash investments and trade accounts receivable.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

17. FINANCIAL INSTRUMENTS (Continued)

        The Company and its subsidiaries maintain bank accounts and temporary cash investments in financial institutions approved by Management in accordance with objective criteria for diversification of credit risks.

        The carrying amounts of financial instruments approximate their fair values.

        The Company does not have unrecorded financial instruments as of December 31, 2007 and 2006.

d)
Related-party transactions

        The balances recorded in noncurrent assets relating to advances cover related parties' expenses and advances for future capital increase, as mentioned in note 7, are not subject to market interest rates.

e)
Contingent liabilities

        Contingent liabilities are evaluated individually by Management and legal counsel based upon the likelihood of favorable outcome and their effects are recorded in liabilities. The details of contingent liabilities are stated in note 12.

18. DEFERRED TAXES

        Deferred income and social contribution taxes as of December 31, 2007 and 2006 are as follows:

	Company and Consolidated
	2007	2006
	(unaudited)
Income tax loss carryforwards	68,546	71,552
Social contribution tax loss carryforwards	27,895	29,407
Temporary differences:
Reserve for contingencies	15,860	16,202
Other reserves	13,120	21,157

Total	125,421	138,318

Current	18,436	30,990
Noncurrent	106,985	107,328

        Deferred tax credits are derived from tax loss carryforwards and temporary differences as of December 31, 2007. Pursuant to CVM Instruction No. 371, the realization of deferred income and social contribution taxes is supported by a technical feasibility study and approved by the Board of Directors. Deferred taxes result from the Company's financial and organizational restructuring process, as follows: (a) capitalization in 2005, in the amount of R$260,300, through the conversion into shares of the credit represented by convertible debentures in favor of the shareholder Portugal Telecom, S.G.P.S. S.A.; and (b) initial public offering and inflow of funds from the first portion of this offering, which will be invested in the modernization of technology facilities and acquisition and development of new technologies for purposes of increase in market share and capitalization.

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

18. DEFERRED TAXES (Continued)

        The aforementioned items, coupled with the measures taken since 2003, are a series of actions that will allow for the generation of future taxable income.

        Realization of deferred tax credits as of December 31, 2007 is estimated as follows:

Company and Consolidated 2007
(unaudited)
2008	18,436
2009	8,115
2010	9,254
2011	24,354
2012	17,919
2013 to 2015	47,343

        Reconciliation of income and social contribution taxes recorded in the statements of income for the years ended December 31, 2007 and 2006 is as follows:

	Company		Consolidated
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Income before income and social contribution taxes	132,625	130,269	131,966	131,188
Tax rate	34%	34%	34%	34%

Expected income and social contribution tax charge in relation to income before taxes, at statutory tax rate	45,093	44,291	44,868	44,604
Effect of income and social contribution taxes on:
Permanent additions (deductions)—
Financial income from investments in Republic of Austria and Kingdom of Norway bonds	(12,385)	(11,373)	(12,385)	(11,373)
Equity in subsidiaries	(301)	(741)	—	—
Allowance for losses in subsidiaries	711	171	—	—
Technological research and innovation benefit—Law No. 11,196/05	(4,484)	—	(4,484)	—
Profit sharing	645	994	645	994
Other additions (deductions)	(6,032)	4,418	(5,389)	3,535

Income and social contribution tax expense recorded in the statement of income	23,247	37,760	23,255	37,760

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

19. INSURANCE

        The insurance coverage is determined according to the nature of the assets' risks, and is considered sufficient to cover potential losses arising from claims. As of December 31, 2007, coverage is as follows:

Coverage	Type	Insured amount
Production/administrative facilities	Damages to buildings, installations and machinery and equipment.	372,484
Civil liability	Property damage or unintentional bodily injury to third parties	7,800
Loss of profits	Loss of revenue: gross profit resulting from fire, lightning and explosion of any nature	119,585

		499,869

20. PENSION PLAN

        The Company contributes, on behalf of some employees, to Folhaprev, a multiemployer defined contribution plan. The Company recognizes the related expenses in income for the year in which they are incurred. As of December 31, 2007, the Company's contributions to the plan were R$505 (R$453 in 2006), representing expenses for the year. In addition to said contributions, there are no other obligations for the Company.

21. COMMITMENTS

        As of December 31, 2007, the Company has long-term lease contracts for its offices. Future rental commitments are as follows:

Year	Company and Consolidated
2008	3,236
2009	3,236
2010	270

        Expenses incurred for such contracts were R$3,070 as of December 31, 2007 (R$2,695 in 2006). The contracts do not specify any fine or any other obligations due by the Company in the event of rescission before the expiration date. The Company does not earn revenues from sublease.

22. MANAGEMENT COMPENSATION

        As of December 31, 2007 and 2006, management compensation in the amounts of R$5,546 and R$6,732 (Consolidated), respectively, was recorded in the statements of income, under the caption "General and administrative expenses", and did not exceed the limit approved by shareholders.

23. SUBSEQUENT EVENTS

        On February 6, 2008, the Company's Executive Board authorized the conclusion of the financial statements.

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

2.    PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES (Continued)

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

2.    PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES (Continued)

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

3.    CONSOLIDATION CRITERIA (Continued)

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

\ UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued)

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

5.    TRADE ACCOUNTS RECEIVABLE (Continued)

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

8.    INVESTMENTS (Continued)

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

9.    PROPERTY AND EQUIPMENT (Continued)

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

11.    TAXES PAYABLE (Continued)

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

12.    RESERVE FOR CONTINGENCIES (Continued)

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

12.    RESERVE FOR CONTINGENCIES (Continued)

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

12.    RESERVE FOR CONTINGENCIES (Continued)

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

12.    RESERVE FOR CONTINGENCIES (Continued)

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

12.    RESERVE FOR CONTINGENCIES (Continued)

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

12.    RESERVE FOR CONTINGENCIES (Continued)

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

13.    SHAREHOLDERS' EQUITY (Continued)

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

13.    SHAREHOLDERS' EQUITY (Continued)

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

(a)
In 2001 the Company entered into a service agreement with EMBRATEL to provide Internet access to its subscribers. Under the agreement, payments related to lease agreements for

UNIVERSO ONLINE S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued)

(Amounts in thousands of Brazilian reais—R$, unless otherwise stated)

15.    OTHER OPERATING INCOME (EXPENSES), NET (Continued)

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

17.    FINANCIAL INSTRUMENTS (Continued)

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

18.    TAX CREDITS (Continued)

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

18.    TAX CREDITS (Continued)

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

ANNEX A—SUMMARY OF CERTAIN DIFFERENCES
BETWEEN BRAZILIAN GAAP AND IFRS (UNAUDITED)

General Information

        There are certain differences between Accounting Practices Adopted in Brazil and International Financial Reporting Standards ("IFRS"), which are relevant to UOL's financial information presented in this Annual Report. The following presentation is a summary of some of the significant aspects of those differences; but this summary should not be construed to be exhaustive. Further, investors should also consider the following relevant aspects with respect to this summary:

  •
  Future differences between Accounting Practices Adopted in Brazil and IFRS resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and the Company have not attempted to identify them.

  •
  Ongoing projects of the regulatory bodies that promulgate Accounting Practices Adopted in Brazil and IFRS can affect future comparisons between Accounting Practices Adopted in Brazil and IFRS such as this summary.

  •
  This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the Brazilian and European accounting professional bodies.

  •
  The IFRS referred to herein do not include any additional accounting adjustments or disclosure that the IASB may require.

  •
  In making an investment decision, investors must rely upon their own examination of the business, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Accounting Practices Adopted in Brazil and IFRS and how those differences might impact the financial information contained herein.

Accounting Practices Adopted in Brazil

        Accounting Practices Adopted in Brazil are established by Brazilian corporate law and complemented by interpretation statements issued by the Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors or IBRACON), the Brazilian accounting professional body. Those accounting principles and standards, in the case of companies listed with the Brazilian Securities Commission ("CVM"), are complemented by certain additional rules issued by the CVM. Accounting Practices Adopted in Brazil differ in certain material aspects from IFRS. Unlike IFRS, under Accounting Practices Adopted in Brazil there are no specific pronouncements for certain matters such as:

  •
  business combinations;

  •
  accounting and reporting for research and development costs; and

  •
  leases.

        The level of disclosure in the notes to the financial statements may also differ significantly as Accounting Practices Adopted in Brazil generally require less information to be included in the notes than IFRS.

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

        Under IFRS, the basic rule is that when a company has a controlling interest (either through a majority voting interest, or through the existence of other control factors) in another company, such company's financial statements should be consolidated with those of the parent. Consolidation is not required where control is temporary or does not rest with the majority owner. The minority stockholders' share of the subsidiaries' earnings is deducted from (or losses added to) the consolidated results of operations. Losses applicable to the minority interest which exceed its interest in consolidated stockholders' equity should be applied to the majority interest. Equity investments in non-controlled companies are usually accounted for following the equity method of accounting.

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

        Under IFRS all business combinations, except those involving entities under common control, are accounted for using the purchase method.

        The purchase method is applicable for a business combination in which one company acquires an unrelated company. Under IFRS, the acquiring company records as its cost, the assets acquired less liabilities assumed. The acquired company's assets and liabilities are adjusted to give effect to their fair value. After the assets (including certain intangibles) and liabilities of the acquired companies are adjusted to their fair values at the acquisition date, if the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill (intangible asset) pursuant to detailed guidelines by the acquiring company and goodwill and other intangible assets with indefinite lives are not amortised. The amount of goodwill is evaluated for impairment at least annually, and in the case of impairment its recorded value is adjusted accordingly.

Cash and Cash Equivalents

        Under Accounting Practices Adopted in Brazil, cash equivalents are less defined than under IFRS. IFRS defines cash equivalents as short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of 90 days or less qualify as cash and cash equivalents for IFRS purposes.

Investments in Debt and Equity Securities

        Under Accounting Practices Adopted in Brazil, marketable debt and equity securities are generally stated at the lower of monetarily adjusted (up to December 31, 1995) cost or market value and reflect realised gains and losses in income.

        Under IFRS, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

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

Leasing

        For IFRS purposes, capital leases are recorded as fixed assets along with the related lease obligations. For fixed assets, the current annual depreciation is calculated using the straight-line method based on the expected useful life of the assets, while the related lease obligations are recorded at net present value of future lease payments. Under Accounting Practices Adopted in Brazil, such contracts are typically recorded as operating leases.

Capitalized Interest

        Under Accounting Practices Adopted in Brazil interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation. Under IFRS, there is an option that allows each company to choose between capitalizing interest incurred on borrowings as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress, or recognizing those interest expenses in net income when incurred. When interest expenses are capitalized, the credit is recorded as a reduction of interest expense and the amount of interest capitalized excludes monetary gains on local currency borrowings and foreign exchange gains and losses on foreign currency borrowings.

Barter Transaction

        Under Accounting Practices Adopted in Brazil, revenues arising from barter transactions are accounted as services are rendered and related costs are recognized as the company uses the contracted services. For IFRS purposes, revenue and expense are recognized at fair value from an advertising barter transaction only if the fair value of the advertising rendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. An exchange between the parties to a barter transaction of offsetting monetary consideration, such as a swap of checks for equal amounts, does not evidence the fair value of the transaction. If the fair value of the advertising rendered in the barter transaction is not determinable, the barter transaction should be recorded based on the carrying amount of the advertising rendered, which likely will be zero.

Income Taxes

        Under Accounting Practices Adopted in Brazil, UOL records income taxes pursuant to a method which is similar to IFRS, but its practical application may lead to different results under certain circumstances. The criteria for recognition of the tax benefit of tax loss carryforwards under Accounting Practices Adopted in Brazil and CVM rules limit such recognition to a maximum of ten years. Also, under Accounting Practices Adopted in Brazil, deferred tax effects are based on statutory rates, including those established by Provisional Measures issued by the Brazilian Government.

        Under IFRS, companies use the liability method to calculate the income tax provision, pursuant to which companies recognise deferred tax assets or liabilities with a corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year/period-end. Under IFRS, companies operating in highly inflationary environments do not record deferred taxes for differences relating to certain assets and liabilities that they remeasure into Euro dollars at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes. Companies recognise net operating loss carryforwards arising from tax losses as assets and records valuation allowances to reflect the amount that will not be recovered. Deferred tax effects are based on the enacted tax rates that will be in effect when the temporary differences reverse.

Segment Information

        Under Accounting Practices Adopted in Brazil, there is no requirement for financial reporting of operating segments.

        Under IFRS, publicly held companies report both financial and descriptive information about their reportable operating segments. Operating segments are defined as those about which separate financial information is available and is regularly evaluated by the chief decision maker. Segment information is given about any operating segment that accounts for 10% or more of all segment revenue, results of operating activities, or total assets. Generally, companies report financial information on the basis used internally for evaluating segment performance. Financial information to be disclosed includes segment profit or loss, certain specific revenue and expense items and segment assets as well as reconciliation of total segment revenues, profit or loss and assets to the corresponding amounts in the financial statements.

Related Parties

        Accounting Practices Adopted in Brazil generally defines related parties in a more limited manner and requires fewer disclosures than by IFRS. As a result, many of the disclosures required in by IFRS are not required in Brazil.

Derivative Instruments

        Under Accounting Practices Adopted in Brazil, there are no defined accounting practices to address the valuation of derivative financial instruments. Under IFRS, a company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as:

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

        IFRS requires publicly held companies to present earnings per share, including earnings per share from continuing operations and net income per share on the face of the income statement, and earnings per share from discontinued operations and extraordinary items either on the face of the income statement or in a note. IFRS also requires a dual presentation of earnings per share, basic and diluted. Companies should base computations of basic earnings per share data on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the same basis except that effect is given to all outstanding dilutive potential common shares in determining weighted average number of common shares outstanding during each year presented. Potential common shares represent a security or other contracts that may entitle its holder to obtain common shares during the reporting period or after the end of the reporting period.

Consolidated Statement of Recognized Income and Expenses

        Accounting Practices Adopted in Brazil do not embody the statement of recognized income and expenses. IFRS requires the disclosure of this statement which is comprised of net income and other income and expenses recognized directly in shareholders' equity which are not the result of transactions with owners. Examples of these income and expenses are cumulative translation adjustments, actuarial gains or losses, unrealised gains and losses for available-for-sale securities, as well as the effects of the effective portion of cash flow hedge accounting.

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 10-K on its behalf.

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ HENRIQUE MANUEL FUSCO GRANADEIRO
Name:	Henrique Manuel Fusco Granadeiro
Title:	Chief Executive Officer
By:	/s/ LUIS PACHECO DE MELO
Name:	Luis Pacheco de Melo
Title:	Chief Financial Officer

Date: March 28 2008

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on March 24, 2008.
2.1
Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999, incorporated by reference to Exhibit A of Portugal Telecom, SGPS, S.A.'s Registration Statement on Form F-6 (File No. 333-10500) filed with the Commission on June 25, 1999.
2.2
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Banco Millennium BCP Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Calyon, Merrill Lynch International, Morgan Stanley & Co. International Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, Citigroup Global Markets Limited and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.3
Fifth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.4
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.5
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (New York), Citibank N.A. (London), The Bank of New York, BNP Paribas Luxembourg and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.5 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.6
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between PT Comunicações, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.6 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.7
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento-Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).

2.8
Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
2.9
Programme Agreement in respect of a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Caixa Geral de Depósitos, S.A.—Paris Branch, CISF-Banco de Investimento, S.A., Deutsche Bank A.G. London, Merrill Lynch International, Paribas, Salomon Brothers International Limited and UBS A.G. acting through its division Warburg Dillon Read, incorporated by reference to Exhibit 2.11 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.10
Deed of Purchase of Indebtedness relating to a €2,000,000,000 Global Medium Term Note Programme, dated December 17, 1998 by Portugal Telecom, SGPS, S.A., incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 28, 1999 (File No. 001-13758).
2.11
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, SGPS, S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.12
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 3.75% Notes due 2012, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.13
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.13 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.14
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.50% Notes due 2025, dated June 15, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citigroup Global Markets Limited, incorporated by reference to Exhibit 2.14 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

2.15
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS, S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS, S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.16
Trust Deed in respect of the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações S.A. and Citicorp Trustee Company Limited, as trustee.
2.17	Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between Portugal Telecom, SGPS, S.A. and Portugal Telecom International Finance B.V.
2.18	Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between PT Comunicações S.A. and Portugal Telecom International Finance B.V.
4.1
Consulting Agreement (Instrumento Particular de Prestaçao de Serviços de Consultoria), dated as of January 7, 1999, between Portugal Telecom, SGPS, S.A. and Telesp Celular S.A. (English translation), incorporated by reference to Exhibit 4.1 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on July 2, 2001 (File No. 001-13758).
4.2
Joint Venture Agreement, dated as of January 23, 2001, among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A., Telefonica, S.A. and Telefonica-Móviles, S.A, incorporated by reference to Exhibit 4.2 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on July 1, 2002 (File No. 001-13758).
4.3
Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment, which has been granted), incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on April 21, 2006 (File No. 001-13758).
4.4
Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
4.5
Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.6
Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese State and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

4.7
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese State, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS, S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
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

        There are omitted from the exhibits filed with or incorporated by reference into this Annual Report on Form 20-F certain promissory notes and other instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

QuickLinks

CERTAIN DEFINED TERMS
PRESENTATION OF FINANCIAL INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3—KEY INFORMATION
Selected Consolidated Financial Data
Exchange Rates
Risk Factors
  ITEM 4—INFORMATION ON THE COMPANY
Overview
Our Businesses
ADSL Customers (Thousands)
Total Traffic
Fixed Fees for Fixed Line Telephone Services(1)
Principal Prices for Domestic Fixed Line Telephone Services(1)
Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal
Selected Prices for the International Services(l)
Properties
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
Legal Proceedings
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
  ITEM 19—EXHIBITS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED BALANCE SHEET 31 DECEMBER 2007 AND 2006 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006 (Amounts stated in Euro)
Portugal Telecom, SGPS, SA Notes to the Consolidated Financial Statements As at 31 December 2007 (Amounts stated in Euros, except where otherwise stated)
Portugal Telecom, SGPS, SA Exhibits to the Consolidated Financial Statements
UNIVERSO ONLINE S.A. BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (In thousands of Brazilian reais—R$, except earnings per share)
UNIVERSO ONLINE S.A. STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY) FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (Amounts in thousands of Brazilian reais—R$, unless otherwise stated)
UNIVERSO ONLINE S.A. BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—RS)
UNIVERSO ONLINE S.A. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—R$, except earnings per share)
UNIVERSO ONLINE S.A. STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—R$)
UNIVERSO ONLINE S.A. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (In thousands of Brazilian reais—RS)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued) (Amounts in thousands of Brazilian reais—R$,unless otherwise stated)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued) (Amounts in thousands of Brazilian reais—R$, unless otherwise stated)
UNIVERSO ONLINE S.A. NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (Continued) (Amounts in thousands of Brazilian reais—R$, unless otherwise stated)
ANNEX A—SUMMARY OF CERTAIN DIFFERENCES BETWEEN BRAZILIAN GAAP AND IFRS (UNAUDITED)
SIGNATURES