Form 20-F
period 2008-12-31
PORTUGAL TELECOM SGPS SA
filed 2009-03-27
CIK 944747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Nuno Vieira, Investor Relations Director, Tel. +351 21 500 1701, Fax +351 21 500 0800
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

Ordinary shares, nominal value €0.03 per share	896,512,000
Class A shares, nominal value €0.03 per share	500

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

PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2008, 2007 and 2006, there were no unendorsed standards effective as of and for the years ended December 31, 2008, 2007 and 2006, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2008, 2007 and 2006 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        We publish our financial statements in Euro, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Escudos" or "PTE" are to Portuguese Escudos. References to "Real," "Reais" or "R$" are to Brazilian Reais. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.728= US$1.00 on March 20, 2009, and the noon buying rate on that date for Reais was R$2.250= US$1.00. For convenience and comparability, figures previously stated in Escudos have been converted to figures in Euros based on the fixed Escudo/Euro exchange rate of PTE 200.482 = €1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A. ("Vivo"). We hold our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. Our consolidated financial statements as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 proportionally consolidate the financial results of Vivo.

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

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2007 and 2008 and the selected consolidated statement of income and cash flow data for each of the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and the selected consolidated statements of income and cash flow for the year ended December 31, 2005 have been derived from our consolidated financial statements prepared in accordance with IFRS included in our Annual Report for the year ended December 31, 2007 (the "2007 20-F"). The selected consolidated statements of income and cash flow data for the year ended December 31, 2004 have been derived from the 2007 20-F and were restated from those presented in the 2006 20-F in order to present PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia") as a discontinued operation. The spin-off of PT Multimedia was completed on November 7, 2007.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        The following selected consolidated financial data as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 proportionally consolidate 50% of the balance sheet, income statement and cash flow data of Vivo. In addition, following the spin-off of PT Multimedia on November 7, 2007, the selected consolidated statement of income for PT Multimedia was presented under the caption "Discontinued Operation" for all periods through the completion of the spin-off, and the selected consolidated balance sheet as of December 31, 2007 and 2008 no longer includes the assets and liabilities related to PT Multimedia, following the completion of its spin-off on November 7, 2007.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(EUR Millions)
Statement of Income Data:
Continuing operations
Revenues:
Services rendered	5,010.4	5,320.4	5,245.9	5,625.5	6,115.5
Sales	325.0	413.8	426.2	442.5	508.7
Other revenues	75.8	89.8	93.2	80.4	110.1
Total revenues	5,411.2	5,824.0	5,765.3	6,148.4	6,734.3
Costs, expenses losses and income:
Wages and salaries	588.1	623.4	633.5	638.1	616.6
Post retirement benefits	58.8	(21.6)	(72.1)	(65.1)	44.8
Direct costs	692.9	716.3	724.9	907.3	1,086.9
Costs of products sold	577.8	639.5	580.6	656.1	778.5
Marketing and publicity	136.1	164.7	138.3	147.2	176.3
Supplies and external services	891.3	1,074.6	1,130.6	1,179.2	1,229.9
Indirect taxes	118.9	165.2	175.9	201.8	233.6
Provisions and adjustments	163.2	161.6	216.6	127.0	124.8
Depreciation and amortization	883.5	1,058.7	1,130.7	1,123.1	1,268.3
Curtailment costs, net	165.6	314.3	19.0	275.6	100.0
Losses (gains) on disposals of fixed assets, net	7.8	(1.7)	(5.1)	(2.8)	(19.5)
Other costs, net	35.7	22.2	115.4	45.1	30.0
Income before financial results and taxes	1,091.5	906.8	977.1	915.7	1,064.1

Minus: Financial costs (gains), net	230.0	50.5	118.4	(116.8)	129.5
Income before taxes	861.5	856.3	858.6	1,032.5	934.6

Minus: Income taxes	285.5	288.1	(21.4)	243.3	233.3
Net income from continuing operations	576.0	568.2	880.0	789.2	701.2

Discontinued operations
Net income from discontinued operations	149.2	120.7	74.1	45.5	—

Net income	725.2	689.0	954.1	834.7	701.2

Attributable to minority interests	102.0	35.0	87.4	92.8	119.7
Attributable to equity holders of the parent	623.2	654.0	866.8	741.9	581.5
Income before financial results and taxes per ordinary share, A share and ADS(1)	0.94	0.80	0.87	0.89	1.19
Earnings per share, A share and ADS:
Basic(2)	0.53	0.57	0.78	0.71	0.64
Diluted(3)	0.50	0.53	0.73	0.67	0.63

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(EUR Millions)
Earnings per share, A share and ADS from continuing operations, net of minority interests:
Basic(2)	0.45	0.50	0.74	0.69	0.64
Diluted(3)	0.42	0.47	0.69	0.66	0.63
Cash dividends per ordinary share, A share and ADS(4)	0.35	0.475	0.475	0.575	0.575
Share capital	1,166.5	1,128.9	395.1	30.8	26.9

(1)
Based on 1,166,485,050 ordinary and A shares issued as of December 31, 2004, 1,128,856,500 ordinary and A shares issued as of December 31, 2005 and 2006, 1,025,800,000 ordinary and A shares issued as of December 31, 2007 and 896,512,500 ordinary and A shares issued as of December 31, 2008.

(2)
The weighted average number of shares for purposes of calculating basic earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom.

(3)
The weighted average number of shares for purposes of calculating diluted earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom and takes into account the number of shares from the exchangeable bonds issued on August 28, 2007 and from the exchangeable bonds issued on December 6, 2001 to December 6, 2006 when those bonds were repaid, in each case assuming the conversion of the bonds into ordinary shares.

(4)
Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 were €0.35, €0.475, €0.475, € 0.575 and €0.575, respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 were US$0.43, US$0.60, US$0.64, US$0.90 and US$0.78, respectively.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(EUR Millions)
Cash Flow Data:
Cash flows from operating activities	1,958.9	1,392.3	1,821.7	1,859.2	1,828.9
Cash flows from investing activities	185.5	(1,910.7)	1,136.7	235.9	80.1
Cash flows from financing activities	(1,958.2)	590.2	(3,015.4)	(1,953.6)	(1,472.6)

	As of December 31,
	2004	2005	2006	2007	2008
	(EUR Millions)
Balance Sheet Data:
Current assets	3,972.9	6,153.7	3,998.7	3,816.3	3,317.0
Investments in group companies	318.3	425.6	499.1	538.1	613.2
Other investments	114.7	96.1	132.4	27.2	21.1
Tangible assets	3,936.3	4,062.0	3,942.0	3,585.4	4,637.8
Intangible assets	3,244.9	3,601.6	3,490.9	3,383.1	3,463.0
Post retirement benefits	—	—	134.1	134.1	1.6
Deferred tax assets	1,423.0	1,387.2	1,167.0	992.9	1,031.4
Other non current assets	918.6	902.6	807.1	645.1	628.0

Total assets	13,928.7	16,628.8	14,171.2	13,122.2	13,713.1

	As of December 31,
	2004	2005	2006	2007	2008
	(EUR Millions)
Current liabilities	4,077.2	4,947.5	3,888.4	3,864.7	5,148.7
Medium and long term debt	3,899.3	5,168.6	4,467.5	4,960.7	4,441.2
Accrued post retirement liability	2,321.6	2,635.9	1,807.6	1,463.9	1,836.9
Deferred tax liabilities	327.9	334.9	90.4	84.9	462.2
Other non current liabilities	1,048.6	959.8	811.3	666.2	624.3
Total liabilities	11,674.5	14,046.7	11,065.2	11,040.4	12,513.3

Equity excluding minority interests	1,686.5	1,828.4	2,255.2	1,338.2	235.6
Minority interests	567.6	753.7	850.8	743.6	964.2
Total equity	2,254.2	2,582.1	3,106.0	2,081.8	1,199.8

Total liabilities and shareholders' equity	13,928.7	16,628.8	14,171.2	13,122.2	13,713.1

Number of ordinary shares	1,166.5	1,128.9	1,128.9	1,025.8	896.5
Share capital(1)	1,166.5	1,128.9	395.1	30.8	26.9

(1)
As of the dates indicated, we did not have any redeemable preferred stock.

Exchange Rates

Euro

        The majority of our revenues, assets and expenses are denominated in Euros, although a significant portion of our assets and liabilities are denominated in Brazilian Reais. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the regulated market Euronext Lisbon. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real."

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

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On March 20, 2009, the Euro/U.S. dollar exchange rate was €0.728 per US$1.00.

Year ended December 31,	Average Rate(1) (EUR per US$1.00)
2004	0.8014
2005	0.8064
2006	0.7898
2007	0.7248
2008	0.6805

      (1)
      The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
September 2008	0.7174	0.6786
October 2008	0.8035	0.7113
November 2008	0.7984	0.7669
December 2008	0.7915	0.6965
January 2009	0.7810	0.7290
February 2009	0.7970	0.7655
March 2009 (through March 20, 2009)	0.7969	0.7283

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

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On March 20, 2009, the Real/U.S. dollar exchange rate was R$2.250 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1) (R$ per US$1.00)
2004	2.915
2005	2.408
2006	2.164
2007	1.929
2008	1.831

      (1)
      The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
September 2008	1.923	1.657
October 2008	2.406	1.935
November 2008	2.456	2.100
December 2008	2.619	2.291
January 2009	2.370	2.190
February 2009	2.390	2.238
March 2009 (through March 20, 2009)	2.442	2.250

Risk Factors

General Risks Relating to Our Company

Unfunded post retirement benefit obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance.

        We have unfunded post retirement benefit obligations that may limit our future use and availability of capital and adversely affect our financial and operational results. As of December 31, 2008, our projected post retirement benefit obligations related to pensions and healthcare amounted to €3,033.8 million, while the market value of assets amounted to €2,131.6 million. In addition, we are responsible for salaries to suspended and pre-retired employees amounting to €907.7 million. Liabilities relating to salaries are not subject to any legal funding requirement, and therefore monthly salaries are paid directly by us to beneficiaries until the retirement age. As a result, gross unfunded obligations amounted to €1,809.9 million as of December 31, 2008, compared to €1,304.0 million as of December 31, 2007. The change from December 31, 2007 to December 31, 2008 was primarily a result of (1) net actuarial losses relating to differences between actual data and actuarial assumptions totaling €827.1 million, (2) curtailment costs of €100.5 million and (3) post-retirement benefit costs of €46.7 million, which were partially offset by (i) payments and contributions of €234.1 million, and (ii) net actuarial gains of €232.3 million primarily related to changes in actuarial assumptions, including increases in the discount rate used to calculate pension and healthcare liabilities from 5.25% to 5.75% and in the discount rate used to calculate responsibilities for salaries to suspended and pre-retired employees from 4.75% to 5.75%.

        Any decrease in market value of our plan assets increases our unfunded obligations and could materially increase our unfunded position. In the current credit crisis, the market value of our plan assets, and hence the level of our unfunded obligations, is volatile and poses a significant risk. We could be required to increase our funding of our pension and healthcare liabilities in order to comply with Portuguese insurance regulations, which could immediately affect our costs and financial performance. In addition, an increase in our gross unfunded obligations could have an impact on our overall profitability.

We may be negatively affected by the current global economic financial crisis.

        We believe that a prolonged global economic and financial crisis could lead to a long economic recession in Portugal, and this could have an impact on the demand for our products and services and therefore on our revenues and profitability.

        We must also maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our investments, or we may not be able to pursue new business opportunities. The principal sources of our liquidity are cash generated from our operations and equity and debt financing. Cash generated from operations is driven by our revenues and net income, which could be adversely affected by the current crisis.

        The current financial crisis could increase our counterparty risk to the extent that we hold deposits in banks and enter into financial transactions, domestically and internationally, with banks and other institutions.

        Also, we may be unable to access the equity or debt markets to obtain additional financing or to refinance existing indebtedness. For example, we have material indebtedness that matures in the following 12 months, and the continuation of adverse conditions in the financial markets in 2009 could adversely affect our ability to refinance our indebtedness by, for example, affecting our ability to obtain favorable pricing in any such refinancing or by causing us to rely on available short-term standby or commercial paper facilities for such refinancing. We discuss our liquidity and sources of funding in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        In these and other ways, the global economic and financial crisis and its effect on the European and Portuguese economies could significantly affect our business, liquidity and financial performance.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities.

        Recent events have increased the uncertainty and volatility of the financial markets, leading to a significant increase in execution and price risk in financing activities. Risk premiums in general, and for Portugal Telecom in particular, have risen considerably. Current financial market conditions could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms we are able to obtain in any new bank financing or issuance of debt securities. In addition, any further deterioration could have even more significant effects on our ability to obtain financing and therefore on our liquidity. Changes in interest rates and exchange rates may also impact negatively the fair value of our assets and liabilities. If there is a negative impact on the fair value of our assets and liabilities, we could be required to record impairment charges.

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

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

        We have certain loans from the European Investment Bank ("EIB") totaling €291 million as of December 31, 2008 that contain a provision under which the EIB has the right to require us to provide a guarantee acceptable to the EIB in the event the long-term credit rating assigned to us by the rating agencies is reduced from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we were to fail to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans.

        Our ratings downgrades could adversely affect our ability to obtain future financing to fund our operations and capital needs. Any further downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity. In addition, the pricing conditions applicable to our commercial paper programs could be revised in the event our credit rating is changed.

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

  •
  capital increases and other amendments to our articles of association, as well as the limitation or suppression of pre-emptive rights;

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

Risks Relating to Our Wireline and Domestic Mobile Businesses

Intense competition has significantly affected, and is expected to continue to significantly affect, our revenues and our results of operations

        Competition from mobile telephony and from other wireline operators has reduced our wireline revenues and is likely to continue to adversely affect our revenues.    During 2008, approximately 26.8% of our consolidated revenues were derived from services provided by our wireline business in Portugal, as compared to 30.0% in 2007. As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has now overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can bypass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a decline in our revenues from international wireline telephone services. The decrease in wireline traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business."

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

        In addition, the commercial introduction in Portugal of third-generation mobile services has heightened competition and reduced the profitability of providing third-generation services. In 2008, ANACOM, the Portuguese telecommunications regulator, launched a public competition for the attribution of a fourth mobile license. The only bidder, RNT, was initially awarded the license but was later excluded for because it could not comply with the requirements of ANACOM, namely the presention of a bank guarantee to cover the bid payment. However, ANACOM could launch a competition for this license in the future.

        In November 2007, CTT, the Portuguese postal company, launched a mobile virtual network operator, or "MVNO," operation supported by TMN's network. MVNOs do not have their own network infrastructure and thus do not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. In November 2008, Zon Multimedia launched an MVNO under the brand "Zon Mobile" after signing an agreement with Vodafone Portugal to operate using its mobile network.

        We expect competition from VoIP-based operators also to place increasing price pressure on voice tariffs and lead to reductions in mobile voice traffic. Competition from companies providing wireless local-area network, or "WLAN," services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third-generation services. See "Item 4—Information on the Company—Competition—Competition Facing TMN."

        In addition, ANACOM began a period of consultation in November 2005 regarding regulation of VoIP services and issued a report on the subject in February 2006. Since then, some operators, including Zon Multimedia, have launched fixed and nomadic (mobile) VoIP commercial services that compete with our services. In July 2008, ANACOM refused to issue authorizations (namely for PT) for the provision of VoIP services at fixed locations, stating that it considers these services to be like regular fixed telephony services. As a result, it is possible that PT's VoIP offers will be regulated in a similar manner to traditional voice offers.

        The broadband market in Portugal is highly competitive and may become more competitive in the future.    Our competitors have been improving their commercial offers in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and pay-TV subscription). We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through UMTS, and high speed broadband supported by the deployment of a fiber optic network, we may face loss of market share in the broadband market, which could result in a loss of subscribers and a loss in revenues.

An adverse regulatory environment may negatively affect our profitability

        Reduced interconnection rates have negatively affected our revenues for our mobile and wireline businesses and will continue to do so in 2009.    In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in the mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were further reduced by an average of 18.5% compared to the 2005 rates. These reductions have had a significant impact on interconnection revenues of our domestic mobile subsidiary, TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN") and consequently its earnings. Both fixed-to-mobile and mobile-to-mobile interconnection rates reached €0.11 per minute in October 2006. In July 2008, ANACOM issued a new draft decision proposing additional reductions in interconnection rates for the termination of calls on mobile networks but allowing lesser reductions for the third mobile operator, Optimus. The decision came into effect on August 23, 2008, and these rates will reach €0.65 by April 1, 2009, for TMN and

Vodafone. Optimus will reach that level by October 1, 2009. This decision is expected to have a negative impact on our cash flows.

        In June 2008, the European Comission started a public consultation process for its draft recommendation on voice calls termination rates (both in mobile and fixed networks), which are intended to harmonize regulation and drive down termination rates even further across all EU countries starting in 2012. This recommendation, which is expected to be published in the first quarter of 2009, will have a negative impact on our future revenues and may also affect our ability to obtain financing.

        Since 2004, ANACOM has been in the process of determining who has significant market power in call origination in the mobile networks market. However, ANACOM has not issued a final decision and has yet to submit a draft decision for public consultation. In August, 2008, ANACOM published a "reasoning" about mobile rates for originating calls, trying to drive mobile operators into reducing these prices, by the end of September 2008, to a level equal or close to the level of mobile termination rates. ANACOM stated that it would either proceed with the market analysis or ask for the intervention of the Portuguese national competition authority ("Autoridade da Concorrencia"), in case mobile operators fail to comply with ANACOM's intentions. In the second half of 2008, the three mobile operators reduced their rates for originating calls but not to the extent desired by ANACOM. Although we cannot predict the outcome of this process, ANACOM's actions could negatively impact our revenues and results of operations.

        ANACOM's price controls on fixed-to-mobile interconnection may also negatively affect our wireline retail revenues because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network. We expect that the reduction in interconnection charges will continue to have an impact on our wireline retail revenues.

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

        ANACOM's decision in December 2006 requiring our wireline business to offer capacity-based interconnection rates (a flat-rate interconnection tariff) had a negative effect on our wholesale wireline revenues in 2007 and 2008.

        The European Commission's review of roaming charges may lead to a reduction in domestic mobile revenues.    In 2008, we received approximately 6.2% of our domestic mobile revenues from incoming and outgoing roaming charges, down from 6.8% in 2007. The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that have been effective since June 30, 2007. ANACOM recently announced the entry into force of these regulations and has announced that the roaming market will no longer be analyzed or further regulated in Portugal. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market. In the wholesale market, a maximum roaming charge of €0.30 per minute applied until August 30, 2008, a maximum roaming charge of €0.28 per minute will apply from August 30, 2008 until August 30, 2009, and a maximum roaming charge of €0.26 per minute will apply thereafter.

        In the retail market, maximum roaming charges of €0.24 per minute (for received calls) and €0.49 per minute (for outgoing calls) were applied in the first year, maximum roaming charges of €0.22 per minute (for received calls) and €0.46 (for outgoing calls) will apply in the second year, and maximum roaming charges of €0.19 per minute (for received calls) and €0.43 per minute (for outgoing calls) will apply thereafter.

        Pursuant to Regulation 727/2007 on roaming rates within the EU, the European Commission must submit to the European Parliament a report on the functioning of that regulation, indicating if its objectives have been reached. On May 7, 2008, the Commission launched a public consultation to assess the functioning and impact of the regulation on roaming rates within the EU, aiming to obtain the opinion from all stakeholders as to the accomplishment of the regulation's main goals (reduction of roaming wholesale and retail charges) and the impact on revenues and profits of operators. According to statements issued on July 15, 2008, the Commission intends to impose a reduction in roaming rates for data services, in particular SMS and MMS, which may occur during 2009. The Commission also requested clarification from operators with respect to price differences between data services while roaming compared to prices in the domestic market.

        We believe these regulations will have an adverse effect on the revenues of our domestic mobile business and on our company as a whole.

        Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our business.    The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analysis, carried out in 2004-2006, the Portugal Telecom group was found by ANACOM to have significant market power in all but one of the 16 markets analyzed and consequently is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. Pursuant to the new European Relevant Markets recommendation that significantly reduced the number of markets subject to ex-ante regulation, ANACOM recently finished its market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access. See "Item 4—Information on the Company—Regulation—Portugal."

        The Portuguese government could terminate or fail to renew our wireline concession, our licenses and our authorization for data and mobile services.    We provide a significant number of services under a concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal." The concession runs until 2025, but the Portuguese government can revoke the concession after 2010 if it considers the revocation to be in the public interest. It can also terminate our concession at any time if we fail to comply with our obligations under the concession. Even if the concession remains in force, its terms and conditions could be materially affected by the outcome of a public consultation process by the Portuguese government relating to the provision of universal service. The results of this public consultation process are expected to be released in 2009. The Portuguese government can also terminate our licenses under certain circumstances. Through TMN, we hold a renewable, non-exclusive license to provide GSM digital mobile telephone services throughout Portugal, valid until March 16, 2022, and a renewable, non-exclusive license to provide UMTS mobile telephone services throughout Portugal, valid until 2016. If the Portuguese government took such actions, we would not be able to conduct the activities authorized by the concession or the relevant licenses. This loss would eliminate an important source of our revenues.

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

  •
  PT Comunicações (this complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações) for alleged anti-competitive practices in the broadband Internet market;

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. On September 1, 2008, PT Comunicações was notified by the Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. On September 29, 2008, we appealed this decision before the Commercial Court of Lisbon; and

  •
  PT Comunicações for alleged abuse of dominant position relating to the alleged refusal to provide access to its ducts. On August 1, 2007, the Portuguese Competition Authority fined us €38 million for this alleged anti-competitive practice, and the Company has appealed this fine before the Commercial Court in Lisbon. We have decided not to record a provision for this contingency.

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

Risks Related to Our Brazilian Mobile Business

We are exposed to exchange rate and interest rate fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2008, cumulative foreign currency translation adjustments related to investments in Brazil were positive €291 million. Devaluation of the Brazilian Real in the future could result in negative adjustments to our balance sheet, which could limit our ability to generate distributable reserves.

        We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but these financial instruments may not prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

        The Central Bank's Monetary Policy Committee (Comitê de Política Monetária do Banco Central—COPOM) establishes the basic interest rate target for the Brazilian financial system by referring to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2004, 2005, 2006, 2007 and 2008, the basic interest rate was 17.8%, 18.0%, 13.3%, 11.3% and 13.8%, respectively. Increases in interest rates may have a material adverse effect on Vivo by increasing its interest expense on floating rate debt and increasing its financing costs.

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

        Adverse political and economic conditions.    The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. The Brazilian government has utilized salary and price controls, currency devaluation, capital controls and limits on imports, among other things as tools in its previous attempts to stabilize the Brazilian economy and control inflation. Changes in the Brazilian government's exchange control policy, or in general economic conditions in Brazil, could have a material adverse effect on the results of our operations in Brazil. Deterioration in economic and market conditions in other countries (mainly in other Latin American and emerging market countries) may adversely affect the Brazilian economy and our business.

        Fluctuations in the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent devaluations. The Real devalued against the Euro by 12.8% in 2001 and by 81.4% in 2002. During 2002, the Real underwent significant devaluation due in part to political uncertainty in connection with the elections and the global economic slowdown. In the period leading up to, and after, the general election in 2002, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that would differ significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, and the continued devaluation of the Real until the end of 2002. The Real appreciated against the Euro by 1.3%, 1.4% and 31.7% in 2003, 2004 and 2005 respectively, and depreciated by 1.97% against the Euro in 2006. In 2007, the Real appreciated against the Euro by 7.7% and depreciated by 24.9% in 2008. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations and our ability to distribute reserves. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        During 2004 and 2005, the Brazilian Central Bank tightened its monetary policy to contain inflationary pressures resulting from high international prices for oil and other commodities, and increased the SELIC basic interest rate by 125 basis points to 17.75% at the end of 2004 and to 18.05% at the end of 2005. Since then, the Brazilian Central Bank has eased its monetary policy, decreasing the SELIC basic interest rate to 11.25% as of December 31, 2007. In response to the global economic and financial crisis, the Brazilian government increased the SELIC basic interest rate to 13.75% as of December 31, 2008. An increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil, especially because all of Vivo's debt, after giving effect to hedging transactions, is linked to the CDI rate. In addition, an increase in interest rates would raise our interest costs since most of the interest on Vivo's debt is floating.

        Inflation in Brazil.    Brazil has historically experienced high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods.

        However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 9.1% in 2008, compared to 7.9% in 2007, 3.8% in 2006, 1.2% in 2005 and 12.1% in 2004. The Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, rose 5.9% in 2008, reaching the target fixed by the National Monetary Council. This index had risen 4.5% in 2007, 3.1% in 2006, 5.7% in 2005 and 7.6% in 2004. If Brazil experiences significant inflation, Vivo may be unable to increase service rates to its customers in amounts that are sufficient to cover its increasing operating costs, and its business may be adversely affected, which could in turn have an adverse effect on our results of operations.

        Since 2006, Vivo's telephone rates have been indexed to the Indice de Serviços de Telecomunicações (Telecommunications Service Index—IST), which is a basket of national indexes that reflect the Brazilian telecommunications sector's operating costs. However, Brazilian monetary policy continues to use the IPCA as an inflation targeting system. The inflation target for 2009 is 4.5%. If inflation increases beyond this official 2009 target, basic interest rates may rise, causing direct effects on Vivo's cost of debt and indirect effects on the demand for telecommunications goods and services.

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

Our strategy of enhancing our mobile operations in Brazil through our joint venture with Telefonica Moviles may not be successful, and we do not have free access to cash flows from Vivo

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our mobile services joint venture company with Telefónica. On December 27, 2002, we and Telefónica transferred our direct and indirect interests in Brazilian mobile operators to the mobile services joint venture company, Brasilcel, operating under the brand name Vivo, with headquarters in the Netherlands.

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

        In addition, because Vivo is a joint venture, we do not have free access to cash flows from Vivo. Our joint venture agreement contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel, the corporate entity that holds the joint venture's interests in Vivo. A proposal by the managing board of Brasilcel for the payment of dividends or other distributions requires the approval of Brasilcel's supervisory board and Brasilcel's shareholders. Because of the composition of Brasilcel's supervisory board and the 50% interest of each party in the joint venture, it will effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica."

Vivo faces substantial competition in each of its markets that may reduce its market share and harm our financial performance

        Competition may continue to intensify for Vivo as a result of the strategies of existing competitors, the possible entrance of new competitors and the rapid development of new technologies, products and services. Vivo's ability to compete successfully will depend on its marketing techniques and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by its competitors. If Vivo does not keep pace with technological advances, or if it fails to respond timely to changes in competitive factors in its industry, it could continue to lose market share, and Vivo could suffer a decline in its revenue. Competition from other SMP communications service providers has also affected, and may continue to affect, Vivo's financial results by causing, among other things, a decrease in its customer growth rate, decreases in prices and increases in selling expenses.

        These factors have already had a negative effect on Vivo's market share and results of operations and could have a material adverse effect on our results of operations in the future.

        Recently, there has been consolidation in the Brazilian telecommunications market. In this regard, in August 2007, Vivo signed a stock purchase agreement with Telpart Participações S.A. to acquire control of Telemig Celular Participações S.A. ("Telemig") and Tele Norte Celular Participações S.A. ("Tele Norte") (see "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business"). In December 20, 2007, Telemar Norte Leste S.A. ("Telemar") announced that Telemar executed a stock purchase agreement with Vivo for the acquisition of Tele Norte. In March 2008, ANATEL approved these transactions. This transaction is a significant development in the Brazilian telecommunications market, and we believe the consolidation trend may continue and may result in increased competitive pressures within Vivo's market. Vivo may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect its business, financial condition and results of operations and consequently could adversely affect our results of operations.

Vivo's results of operations have been negatively affected in the past by a decrease in its customer growth and could also be affected if its rate of customer turnover increases

        Vivo's rate of acquisition of new customers has recently negatively affected by market penetration and increased competition. For example, Vivo's net additions of customers amounted to a loss of 752 thousand customers in 2006, compared to a gain of 3,262 thousand customers in 2005. This negative change was mainly due to a decrease in the rate of addition of new prepaid customers with a loss of 517 thousand in 2006, compared to the addition of 2,704 thousand new prepaid customers in 2005. In 2008, Vivo had net additions of 7,475 thousand customers, compared to net additions of 4,430 thousand customers in 2007. However, 3,986 thousand of the customers added in 2008 were obtained through the acquisition of Telemig described herein.

        The change in the rate of new additions of customers has negatively affected Vivo's results of operations and could continue to do so in the future. In addition, if Vivo's rate of customer turnover were to increase significantly, its results of operations and or competitive position could be adversely affected. Several factors in addition to competitive pressures could influence Vivo's rate of acquisition of new customers and rate of customer turnover, including limited network coverage, lack of sufficient reliability of Vivo's services and economic conditions in Brazil.

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

        In January 2008, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators to determine the interconnection fees for VC2 and VC3 calls taking into consideration the period since January 2004. The provisional agreement also provides for an annual adjustment of 4.5%, as of March 2006, and 1.97143% or 2.25356%, as of July 2007, to interconnection fees. In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefónica, Telemar, Brasil Telecom, CTBC Telecom, Sercomtel and the mobile operators to determine the interconection fees for VC1, VC2 and VC3 calls. The provisional agreement also provides for a 1.89409% annual adjustment to interconnection fees in the Region I (Telemar's region) and a 2.06308% in Regions II (Brasil Telecom's region) and III (Telefónica's region). The annual adjustments under these agreements may not be sufficient to cover Vivo's costs and preserve its margins from interconnections with Vivo's network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo derives an important part of its revenues from the interconnection fees paid to them by the wireline operators for traffic originating on wireline networks and terminating on its mobile networks.

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. Under Resolutions 438/2006, 480/2007, 483/2007, and 503/2008 beginning in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in arbitration cases by ANATEL to determine the value of interconnection fees. If this model results in lower annual adjustments to interconnection fees than under the provisional agreements reached in 2005, 2006, 2007 and 2008 described above, Vivo's revenues and results of operations will be adversely affected.

        ANATEL has also published resolutions proposing new regulations regarding interconnection charges that could adversely affect Vivo's revenues and results of operations. These proposals include (1) a resolution that one SMP operator in its authorization area is to receive only one interconnection charge for calls originated and terminated on its network (a proposal whose implementation has already been demanded by ANATEL), (2) a resolution for new negotiation rules for interconnection charges in arbitration cases under which ANATEL would have a role in determining the charges and (3) a resolution for the unification of interconnection charges in any given region of the general authorization plan (Plano Geral de Autorizações) for the SMP regime among SMP providers of the same economic group that have significant market power, according to criteria still to be defined. In this regard, when ANATEL organized the auction in December 2007 for new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated Bands F, G, I and J, it specified that any license awarded to a holder of an existing SMP license in the same region would be unified with that existing license within 18 months from the publication of the terms of authorization awarding the new license (the publication of the terms occurred on April 30, 2008). Because Vivo and Telemig were awarded Band J licenses in regions where Vivo already possessed SMP licenses, the unification provision is likely to apply to Vivo and Telemig. In addition, the invitation document for the December 2007 auction modified the rule for renewal of radio frequency licenses and includes in operating profits (which is one of the criteria considered in the renewal process) not only the profits received from customers through mobile service plans but also the profits received from payments from other operators for the use of the SMP network.

        Resolution 516/2008, published by Anatel in November 2008, relates to the General Plan to update the Brazilian telecommunications regulations ("Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil" or "PGR"). In this general plan, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as the elaboration of proposals for service quality improvements (which may cause increases in operational costs), for the regulation of virtual mobile operations (MVNO) (which may increase competitive pressures), for the regulation of the significant market power ("Poder de Mercado Significativo—PMS") (the VU-M price unification among SMP providers of the same economic group having significant market power is foreseen and could reduce Vivo's revenues) and for the regulation of multimedia communications services ("Serviço de Comunicação Multimídia—SCM") (which may increase competitive pressures).

        These new proposed regulations could have an adverse effect on Vivo's results of operations because (1) interconnection charges could drop, thereby reducing Vivo's revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the VU-M prices that Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those VU-M prices, competitive pressures and other factors could reduce Vivo's average prices and its revenues.

Vivo also faces risks associated with litigation

        Vivo is party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to Vivo. In addition, Vivo's senior management may be required to devote substantial time to these lawsuits, which could otherwise be devoted to the business. See "Item 8—Financial Information—Legal Proceedings—Vivo Legal Proceedings."

Risks Relating to Our International Investments

Our other international investments are subject to political, economic, regulatory and legal risk in those countries, which could adversely affect the value of our investments and our results of operations

        In accordance with our strategy, we continue to proactively manage our international businesses in selected markets and regions where we have a clear competitive advantage, especially in Africa. This strategy may be pursued either by investing alone or by developing partnerships and by acquiring existing companies or by investing in new projects.

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

Adverse political, economic, and legal conditions in the countries where we have investments may hinder our ability to receive dividends from our international subsidiaries

        The governments of many of the countries where we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in Africa and Asia where we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries. We receive significant amounts in dividends each year from our investments in Africa and Asia, and a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

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

If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service

        Under Portuguese law, dividends paid by Portuguese companies are subject to withholding tax at a 20% rate. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required. A specific form (Form 21-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

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

ITEM 4—INFORMATION ON THE COMPANY

Overview

        Our legal and commercial name is Portugal Telecom, SGPS S.A. We are a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Portuguese Republic. The company was originally incorporated as Portugal Telecom, S.A., a sociedade anónima in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701, and our facsimile number is +351 21 500 0800. Our agent for service of process in the United States is Puglisi & Associates at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our home page is located at www.telecom.pt. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

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

  •
  mobile telecommunications services, such as voice, data and Internet-related services in Portugal through our subsidiary TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN") and in Brazil through our 50%-owned joint venture Vivo;

  •
  Internet Protocol Television ("IPTV") and direct-to-home ("DTH") satellite pay-TV services, through PT Comunicações; and

  •
  sales of telecommunications equipment.

        In Portugal, we are the leading provider of all of these services, except for IPTV and DTH services, according to data provided by ANACOM, the Portuguese telecommunications regulator. The provision of wireline services in Portugal continues to account for a large proportion of our revenues (26.8% during 2008) as compared to revenues derived from any other line of business. In Brazil, we have a leading position in the mobile market, according to data provided by ANATEL, the Brazilian regulator. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles S.A. ("Telefónica Móviles") (the Spanish mobile telecommunications company that has merged with and into Telefónica S.A. ("Telefónica"), the Spanish telecommunications company), pursuant to which we created, on December 27, 2002, a mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003.

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

        Our specific strategies in our domestic market include the following:

  Wireline

  •
  expansion and diversification of triple-play services through the expansion of IPTV services and satellite pay-TV, which was launched in April 2008;

  •
  marketing of satellite television services, leveraging the availability of those services to the mass market given the national coverage of DTH services achieved in 2008;

  •
  obtain economies of scale in the television business through further investments in these platforms and with the launch of FTTH commercial offers;

  •
  continue to develop and market voice services at flat rates;

  •
  continue to improve the attractiveness of our broadband services by offering exclusive content and value-added services rather than focusing only on price and speed;

  •
  in our data and corporate unit, increase our emphasis on value-added, integrated information technology (IT) and solutions to business;

  •
  continue to implement cost control measures in the fixed network; and

  •
  focus on fixed-mobile convergent services, taking advantage of brand recognition of SAPO and TMN.

  Domestic Mobile

  •
  consolidate leadership in the mobile market, including by building on recent gains in the corporate and youth segments;

  •
  continue to develop and bring to market innovative data and video services for third-generation mobile phones, as well as continue to deploy mobile broadband services; and

  •
  continue to seek operational efficiency.

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

(1)
Providing wireline services in Portugal, including our fixed telephone service, Internet access services, wholesale services, data and business solutions services, portal and e-commerce solutions, and IPTV and DTH services.

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

        The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,
	2006	2007	2008
	(€ millions)
Wireline Business:
Retail	1,173.5	1,023.2	953.5
Wholesale	464.2	486.9	488.5
Data and Corporate	250.5	265.6	286.5
Directories	108.9	98.0	90.2
Sales	32.8	40.5	51.0
Other	41.9	48.1	61.8

Total	2,071.8	1,962.4	1,931.4

Domestic Mobile Business:
Services	1,363.2	1,393.1	1,432.8
Sales	129.7	141.8	159.4
Other	9.4	8.1	9.3

Total	1,502.4	1,542.9	1,601.5

Brazilian Mobile Business:
Services	1,789.8	2,157.2	2,676.1
Sales	254.8	258.1	293.3
Other	60.2	47.7	70.4

Total	2,104.7	2,463.0	3,039.8

Other Businesses	549.7	668.1	707.1

Eliminations in consolidation	(463.3)	(488.0)	(545.5)

Total consolidated operating revenues	5,765.3	6,148.4	6,734.3

        For information about the effects of seasonality on our business, see "Item 5—Operatin and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

Our Businesses

Wireline Business

        Our wireline business consists of two operating companies, PT Comunicações and PT Prime (since the merger on March 31, 2008 of PT.com and PT Corporate with PT Comunicações), which provide the following services on our wireline network:

  •
  retail, including fixed line telephone services, pay TV (IPTV and DTH satellite TV) services and Internet access services to residential customers, small office home office customers, and corporate clients;

  •
  wholesale, including leased lines, interconnection services, unbundled access to our local loops, broadband ADSL services, wholesale line rental, access to ducts, transmission of television and radio signals and international carrier services;

  •
  data and corporate, including data, Internet, video and voice communications, services to major clients, fixed mobile convergence solutions, and selected information technology services, network managing and outsourcing; and

  •
  other wireline services, including our directories business and sales of telecommunications equipment.

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

        PT Comunicações is the leading internet company in Portugal, operating as an Internet Service Provider ("ISP"), using our fixed line network and the brands SAPO and Telepac, as well as in portal and related activities through sapo.pt, Portugal's leading Internet portal. PT Comunicações also serves the largest economic groups and government related entities in Portugal and offers them solutions for fixed and mobile telecommunications, Internet, technology and information systems, and outsourcing.

        PT Prime offers corporate customers in Portugal data and corporate services through a "one-stop-shop" for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing.

  Fixed Line Network

        We had approximately 4.3 million telephone and asymmetric digital subscriber line ("ADSL") access lines in service at December 31, 2008, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into traditional main lines ("PSTN"), ISDN lines and ADSL lines. We count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2008, we had 780 thousand ADSL lines, of which 727 thousand were attributable to our ADSL retail business (which is operated by PT.com), and 2,828 thousand PSTN/ISDN lines. We launched IPTV services in the third quarter of 2007 and launched DTH services in the second quarter of 2008. We had over 300 thousand TV lines by the end of 2008. The following table shows the number of our main lines by category.

	As of December 31,
	2004	2005	2006	2007	2008
Fixed line main lines in service (thousands)
Traditional main lines	3,165	3,011	2,590	2,312	2,170
ISDN main line equivalents	783	758	727	699	657
ADSL	420	637	749	714	780
TV	—	—	—	21	312
Unbundled local loop (ULL)	9	72	196	291	306
Wholesale line rental (WLR)	—	—	142	140	76
Total	4,377	4,478	4,404	4,177	4,301
PSTN/ISDN fixed line main lines per 100 inhabitants	40.6	40.5	39.9	40.0	37.9
Public pay phones (thousands)	47.3	57.8	65.7	61.7	39.9

        Over past years, we have made significant investments to meet subscriber demand for lines and to modernize our fixed line network. As a result, the number of PSTN/ISDN lines per 100 inhabitants has almost doubled from 20.9 fixed line main lines at the end of 1989 to approximately 37.9 fixed line main lines at the end of 2008.

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

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2008, PT Comunicações was providing approximately 1,044 thousand voice mail boxes.

        We have offered ISDN services commercially since 1994. We offer a basic-rate service, which provides two communications channels. We also offer a primary-rate service, which provides up to 30 communications channels. At the end of December 2008, we had 220,721 subscribers to the basic-rate ISDN service and 7,186 subscribers to the primary-rate ISDN service. By the end of 2008, ISDN lines represented 23.2% of our total equivalent fixed line main lines, unchanged from 23.2% one year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and our ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

        We launched ADSL service in Lisbon and Oporto in 2002 and now cover virtually all of Portugal. We offer ADSL lines both to retail customers, such as residential customers and small and medium-sized businesses, and to wholesale customers. In 2007 and 2008, we continued to deploy ADSL as one of our principal strategies, increasing geographic coverage to almost all of Portugal and increasing transmission speeds, namely through the launch of ADSL2+ services. We also introduced new pricing plans targeted to specific customer needs. The following chart shows the evolution of our ADSL retail and wholesale customer base for the periods indicated.

ADSL Customers
(Thousands)

        We had 0.2 billing complaints per 1,000 bills and 12.9 reported faults per 100 main lines in the year ended December 31, 2008. The percentage of faults repaired in less than 12 working hours was 69.0% in 2008, compared with 77.4% in 2007. We offer residential customers detailed billing on request without extra charge.

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

Total Traffic

	Year Ended December 31,
	2004		2005		2006		2007		2008
	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%
Retail	7,250	44.0	6,400	43.2	5,575	41.5	5,218	41.7	4,892	41,4
Wholesale	9,229	36.0	8,418	56.8	7,867	58.5	7,284	58.3	6,898	58,6

Total	16,479	100.0	14,818	100.0	13,442	100.0	12,502	100.0	11,781	100.0

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

  Marketing

        We have increased our marketing efforts aimed at customer loyalty and promoting increased use of our wireline telephone services. We aggressively promoted the sale of products and services targeted to specific customers in both 2008 and 2007 through, among other things, the rollout of flat-rate pricing plans. We have a flat-rate pricing plan for calls made between 9:00 p.m. and 7:00 a.m., which contributed to customer loyalty and increased traffic in 2008.

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

        In 2008, we launched a renewed marketing campaign aimed at strengthening PT's Pay-TV offer's image as the best and most sophisticated pay-TV offer in the Portuguese market and highlighting its multiple-play positioning as a 5-play offer, including pay-TV, fixed broadband, voice, video-on-demand and mobile broadband. The Christmas campaign had a strong focus on the video-on-demand offer, and we believe this contributed to maintaining high brand awareness levels. Our video-on-demand offer has been successful, as over 40% of our TV customer base already uses this feature, and users average 3.8 rentals per month.

  Retail

        Fixed Line Telephone Services.    We provide public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €953.5 million and €1,023.2 million during 2008 and 2007, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

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

        Fixed Charges.    Our fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €444.0 million and €488.5 million to our wireline operating revenues during 2008 and 2007, respectively.

        In 2005, we created two different tariffs—one for the residential market and another for the business market. The installation charge remained the same for both markets, €71.83. The standard line rental fee was €12.66 for the residential market and €12.98 for the business market. The fee for basic ISDN lines was €26.46 per month for both markets. In 2007, we amended the tariff schedule for our residential market and the standard line rental fee schedule for our business market. In March 2007, fixed line on-network calls within our residential market became free from 9 p.m. to 9 a.m. on weekdays. In September 2007, the line fee for the business market was set at €14.40. In September 2008, fixed line on-network calls on weekend nights also became free. The chart below illustrates changes in our prices and fees from 2004 through 2008. All prices are in Euros and exclude VAT.

 Fixed Fees for Fixed Line Telephone Services(1)

	As of December 31,
	2004	2005	2006	2007	2008
Installation fee	71.83	71.83	71.83	71.83	71.83
Line rental per month
Residential	12.66	12.66	12.66	12.66	12.66
Business		12.98	13.35	14.40	14.40

(1)
Amounts rounded to nearest hundredth.

        Traffic.    Traffic contributed €305.3 million and €352.7 million to our wireline operating revenues during 2008 and 2007, respectively. Measured in minutes, total fixed line traffic decreased by 5.8% in 2008 compared with 2007. The decrease was primarily due to the continuing effects of the trend toward use of mobile services instead of fixed line services and the migration of Internet users to ADSL, as well as the strong competition from other fixed and cable operators.

        Domestic.    Domestic traffic contributed €257.5 million and €306.1 million to our wireline business's operating revenues in 2008 and 2007, respectively.

        Since 2006, we have had two domestic tariffs: local (former local + regional) and national. Between the end of 2001 and the end of 2006, weighted average prices for domestic fixed line telephone services decreased by 0.83% per year in nominal terms. Compared with 2007, domestic prices decreased an estimated 0.65% over the course of 2008, in nominal, annualized terms. See "—Regulation-Portugal—Pricing of Wireline Services."

        The chart below illustrates changes in our prices from 2004 through 2008. The call prices from 2004 through 2008 are for a three-minute call at peak rates in 2008 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As of December 31,
	2004	2005	2006	2007	2008
Local call prices
Residential	0.13	0.12	0.12	0.12	0.12
Business		0.13	0.13	0.13	0.13
Regional call prices
Residential	0.16	0.12	0.12	0.12	0.12
Business		0.13	0.13	0.13	0.13
National call prices
Residential	0.20	0.19	0.19	0.19	0.19
Business		0.19	0.19	0.19	0.19

(1)
Amounts rounded to nearest hundredth.

        Our pricing structure has come more into line with pricing structures in the rest of the EU over the last ten years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2008.

 Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2008
	EU Average(1)	EU Average(2)	Portugal
Local call prices:
Residential	0.036	0.041	0.041
Business	0.034	0.038	0.042
National call prices:
Residential	0.062	0.069	0.065
Business	0.056	0.061	0.063

(1)
The average including all 27 member states of the EU, as of the third quarter of 2008.

(2)
The average including only the previous 15 member states of the EU, as of the third quarter of 2008.

        To increase our price competitiveness, we are promoting innovative differentiated pricing plans for market segments, including various plans specially designed for business customers and residential customers. We also offer a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society.

        International.    Revenues from international fixed line telephone services come primarily from charges to our individual and business subscribers in Portugal for outgoing calls. Revenues from international fixed line telephone services have generally decreased in recent years as a result of decreases in volume and prices for outgoing international calls.

        Historically, the amount of incoming traffic was significantly greater than the amount of outgoing traffic. As a result of this imbalance, we received higher amounts from other international telecommunications operators than we pay out to these operators. In the past several years, however, the difference between the incoming and outgoing traffic has diminished due to competitors that transport increased incoming traffic from foreign operators and an increase in outgoing traffic primarily due to the increase of immigrants in Portugal. As a result, the income and outcome payments relating to this traffic from foreign operators has almost become equal. We periodically renegotiate the applicable rates with these operators. In recent years, the billing rates among operators have been declining steadily, both for incoming and outgoing traffic. We estimate that, on an aggregate basis in Euros, settlement rates for international traffic at the end of 2008 decreased by a weighted average of approximately 7.1% for incoming traffic and 6.4% for outgoing traffic compared to the end of 2007.

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

        We set retail traffic charges for international fixed line telephone services by groups of countries. Within each group, we charge different prices according to the time of day and the day of the week that the customer makes the call. Between the end of 2004 and the end of 2008, international traffic has remained broadly the same in real terms.

        ADSL Services and ISPs.    According to ANACOM, we are the leader in providing Internet access in Portugal. As of December 31, 2008, we had approximately 727 thousand ADSL retail customers, which represented an overall increase of 11.5% over the previous year. From 2006 to 2007, ADSL retail customers had decreased 4.8% in part due to a database cleanup in which we eliminated 103 thousand inactive prepaid broadband customers from our database.

        In 2008, revenues from ADSL services fell 5.3% to €166.6 million due to a general decrease in prices due to intense competition. We also offer dial-up paid and free Internet access services. Dial-up revenues declined from €4.9 million to €2.0 million as customers continued to switch to broadband service.

        Application Service Provider ("ASP").    We also provide ASP services in Portugal, which include remote applications services, web hosting and web design services to small and medium-sized enterprises. We had approximately 2,178 customers for our ASP business as of December 31, 2008.

        ISP Traffic Revenues.    PT.com offers Internet access through the lines of our fixed line network. PT.com retains all of the revenues from Internet traffic and pays PT Comunicações for use of the fixed line network.

        IPTV Services.    In April 2008 we announced the launch of our nationwide DTH satellite TV offer, which complements our existing IPTV offer launched in 2007. Our television strategy is based on a multiplatform concept that aims to provide the same content, independent of the customer interface. Meo is PT's TV brand across the various platforms, namely at home (through IPTV and satellite), through mobile handsets (through Meo Mobile) or through personal computers (through the horizontal Sapo content platform). Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 1500 video-on-demand titles. We offer tiered packages of channels, as well as on-demand availability that can be subscribed for directly through the TV set in real time. Meo also provides access to advanced features such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD compliant, using MPEG4. We were the first operator in Portugal to introduce HDTV and have the most extensive video-on-demand offer in the market.

        In 2008, we continued to endeavor to differentiate our service through the development of partnerships with key content producers and suppliers. On June 1, 2008, PT included Disney Channel in its basic pay-TV offer. On June 7, 2008, in an exclusive partnership with the local free-to-air TVI, we broadcasted the first free-to-air program in high-definition ("HD") to all Meo customers, making available the Euro 2008 football championship in this format. Meo also broadcasted the Olympic Games in HD, in partnership with Eurosport. On September 15, 2008, Meo started to broadcast the channels of five leading European football clubs (Barcelona, Chelsea, Inter, Manchester United and Real Madrid) thus reinforcing and further differentiating its sports programming offer. In addition, we entered into a partnership with a leading Portuguese football club, Sport Lisboa e Benfica, to create and broadcast for an exclusive period the club channel, Benfica TV. Experimental broadcasting of this channel started on October 2, 2008, with the exclusive live display of the UEFA cup game Benfica-Napoli. Meo also enhanced its catch-up TV service by including content from SIC (free-to-air) in addition to RTP (free-to-air). In addition, Meo launched a "quintuple-play" offer, including pay-TV, fixed broadband, voice, video-on-demand and mobile broadband. On November, 28, 2008, Meo launched JimJam, a new children's channel fully dubbed into Portuguese and with a special programming line-up for the Christmas season. On December 6, 2008, Meo, in partnership with NBC Universal Global Networks, launched Sci-Fi, the first exclusive science fiction channel in Portugal. Furthermore, as part of Meo's ongoing innovation strategy in pay-TV, since November 2008 we have included content from Sapo, our internet portal, in the Meo platform, such as news and geographically-specific information on traffic, weather and pharmacies, available onscreen to all Meo customers.

        DTT Services.    In October 2008, we were notified of the final decision of ANACOM endorsing the Draft Final Decision of the Portuguese Committee of Evaluation to allocate to us the frequency usage rights associated with Mux A (transport of free-to-air signal) and Muxes B to F (pay-TV service). The election of PT in both Digital Terrestrial Television (DTT) contests confirms our commitment towards the successful rollout of DTT in Portugal as well as towards the implementation of our multi-platform pay-TV strategy, based on IPTV, DTH, DTT and mobile.

        As of December 31, 2008, we had 312 thousand TV customers.

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

  •
  provision of co-location services and access to ducts, poles, and associated facilities to other telecommunications operators in Portugal;

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

        Wholesale services provided €488.5 million and €486.9 million to our wireline operating revenues in 2008 and 2007, respectively.

        Traffic.    Interconnection and narrowband Internet access traffic comprised about 55.6% of our wholesale business in terms of revenues in 2008. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates namely for call termination, call origination, transits and international interconnection. In 2008, interconnection rates per minute for call termination included local rates equal to €0.0054, single tandem rates equal to €0.0075 and double tandem rates equal to €0.012, each based on a three-minute call made during peak hours.

        Wholesale traffic is generated by the interconnection portion of our wholesale business and decreased by 5.3% in 2008 compared to 2007 and 7.4% in 2007 compared with 2006. This decrease was primarily due to a decrease in dial-up Internet traffic and flat performance in termination traffic, which was partially compensated for an increase in international incoming traffic and other traffic, including national transit traffic and intelligent network services.

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

        Prices.    Domestic interconnection revenue per minute for calls terminated on our network declined by 12.1% in nominal terms in 2008 compared to 2007 and by 17.1% in 2007 compared with 2006, due to our introduction of capacity-based interconnection offers and ANACOM's decision to lower interconnection rates. International interconnection revenue per minute for wholesale operators' outgoing traffic increased 3.3% in nominal terms in 2008 compared with 2007, and by 4.1% in 2007 compared with 2006. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented (with costs audited by ANACOM) plus a margin.

  Data and Corporate Services

        We provide data and corporate services within our wireline business to top corporate and business customers that need complex telecommunications solutions, including:

  •
  broadband data and IP/MPLS, VPN and Ethernet services;

  •
  digital leased lines;

  •
  networking, VSAT services, and systems integration solutions;

  •
  telephone services using Internet protocol;

  •
  Internet-related services and applications, including Intranet and Extranet services;

  •
  web design and site management;

  •
  videocommunication services and other video applications for business customers;

  •
  housing and hosting information technology solutions;

  •
  fixed line and mobile convergence services;

  •
  security and disaster recovery solutions;

  •
  special bundling services aimed at the small and medium-sized enterprise market using the "Office Box" brand name;

  •
  consultancy services;

  •
  managed services; and

  •
  outsourcing.

        We are the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues contributed €286.5 million and €265.6 million to our wireline operating revenues in 2008 and 2007, respectively.

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

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom, Orange and BT Infonet. We use systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Motorola, Nortel Networks, Critical Software, and Matra/EADS Telecom.

        We lease lines and broadband capacity to large businesses for data communications and other private uses and provide related services. We also provide integrated voice and data services to corporate customers. We offer X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, such as frame relay, virtual private networks over IP for data communications, Ethernet broadband services, security/firewall services and VSAT satellite communications services. In addition, we offer a new range of data, voice and Internet services, such as Intranet, Extranet and managed services, including VoIP and ToIP. These solutions enable customers to integrate voice, video, and data services in a flexible cost-effective manner with add-on capacity. The offering of web contact center solutions represents an evolution of the classic call center for customers. We use IP-based solutions to improve interconnections between companies and their employees and between customers and commercial partners through remote access. We provide a range of Ethernet broadband solutions to corporate customers. The type of solution depends on the type of service (voice, data or image), volume, priority level, and stability of information flow required by our customers.

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

        Networks.    We provide services over the largest IP/MPLS backbone in Portugal, with PT Prime leasing the necessary fixed line capacity from PT Comunicações. We have points of presence in all major cities throughout Portugal, and we link our network to our customers' premises through switches and access points that we own. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. We also provide high speed Internet access through ADSL and Ethernet. PT Prime supplies full IP and broadband connectivity for the entire Portugal Telecom group.

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

        We have a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce our position as a leader in this area, we are pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers. To support these new services and to respond to the increasing demand of e-business integrators, we developed Data Centers in Lisbon and Oporto. During 2008 we opened two more Data Centers in Funchal and Ponta Delgada, in the Madeira and Azores islands, respectively. These facilities allow us to provide services, such as co-location, sophisticated web hosting, ISP services, data storage, disaster recovery and ASP services.

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

        Directories.    Operating revenues from our directories business amounted to €90.2 million and €98.0 million in 2008 and 2007, respectively. We subcontract to Páginas Amarelas (an affiliated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 64% of its gross revenues from the sale of advertising space.

        Sales of Telecommunications Equipment.    Revenues from sales of telecommunications equipment amounted to €51.0 million and €40.5 million in 2008 and 2007, respectively, including the sale of handsets, modems and other telecommunications equipment.

        Capital Expenditures.    See "Item 5—Operating And Financial Review And Prospects—Capital Expenditures".

Domestic Mobile Business

        We conduct our mobile business in Portugal through our wholly-owned subsidiary TMN. TMN is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network, as well as by revenues, margins and profits.

        Operating revenues from TMN amounted to €1,601.5 million in 2008 compared to €1,542.9 million in 2007. At December 31, 2008, there were approximately 140.4 active mobile telephone cards per 100 Portuguese inhabitants according to ANACOM. The table below provides statistical information relating to TMN.

	As of December 31,
	2004	2005	2006	2007	2008
TMN-Portugal
Number of subscribers (thousands)(1)	5,053	5,312	5,704	6,261	6,944
Subscriber growth per annum (%)	3	5	7	10	11
Number of subscribers per 100 inhabitants (including competitors' subscribers)(2)	95	108.7	115.7	126.9	140.4
Estimated market share by number of subscribers (%)(3)	48.8	46.4	46.7	46.5	46.6
Number of employees	1,133	1,184	1,140	1,144	1,082

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

        In 2004, TMN began providing UMTS services to its customers, with an emphasis on new services, such as video telephony and high-speed data. TMN has pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites. At the end of 2008, TMN's UMTS population coverage was approximately 90.5%, and its geographic coverage was about 59.9%, or 4,121 municipalities out of a total of 4,252 in Portugal, including every municipality with over five thousand inhabitants.

        In April 2006, TMN launched HSDPA (High Speed Downlink Packet Access), the first step in the evolution of mobile broadband UMTS services. This technology will evolve in the coming years, positioning mobile operators as competitors in the high speed Internet services market. In the first half of 2006, TMN also launched a mobile TV service and a mobile ticketing service for cinemas.

        TMN paid spectrum fees in 2008 and 2007 of €27 million and €28 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network and its UMTS network. These spectrum fees are recorded as an operating expense under "indirect taxes" in our financial statements.

        We expect the development of third generation services to require certain additional investments by TMN. TMN made direct investments of €155.1 million in 2008 and €118.2 million in 2007 in building out its third-generation network and services. In 2008, the investments made by TMN in connection with UMTS represented approximately 63% of its total capital expenditures in 2008, excluding investments in the Portuguese information society associated with the UMTS license.

        During 2008, TMN introduced the following new products and services in Portugal:

  •
  "Contacto Disponível", an innovative service that informs customers through SMS when previously unavailable service numbers are again available;

  •
  "TELEMULTIBANCO" service, allowing customers to access typical ATM services, such as, consulting bank account information and transactions;

  •
  TMN launched Zlango, an innovative messaging system with images and icons that allows customers to replace ordinary text messages (SMS) with a new way of communicating using emotion icons;

  •
  TMN launched, in partnership with ArenaMobile, MusicBox, an innovative service that allows unlimited music downloads of major brands like Sony BMG, Emi, Universal and Warner to the mobile phone or to the PC through the i9 portal;

  •
  At the end of 2008, TMN launched Localizz, a service that allows a user to identify the location of a SIM card holder if he or she previously authorizes it;

  •
  Prepaid broadband, mobile broadband without fixed charges, by which customers pay according to usage; and

  •
  TMN launched, in partnership with Imaginarium, "Cami", a mobile handset for children, allowing for taking and receiving photos.

        Peer-to-peer ("P2P"), messaging services via Short Messaging Services ("SMS") or Multimedia Messaging Services ("MMS") continue to account for a significant portion of TMN's data revenues and are an area where TMN continues to experience significant growth. In addition, TMN offers a wide range of other services in its data service portfolio, such as a multimedia mobile portal (I9-Inove) and a standard mobile portal (myTMN), multimedia content services (including Logos & Ring Tones or Java games), access to third-party branded content, corporate solutions and mobile payment services. TMN also offers a m-payment service called Telemultibanco that allows the payment of utility bills by mobile phone.

        TMN also offers a variety of services for access to e-mail or Internet through Wi-Fi, GPRS and UMTS. GPRS is a mobile data service standard for GSM handsets. The launch of HSDPA in April 2006, which allows speeds of up to 1.8 Mbps, significantly improved mobile Internet access. In October 2006, TMN made available speeds of up to 3.6 Mbps. Currently, TMN offers speeds up to 7.2 Mbps. In January 2009, TMN launched a worldwide pilot testing speeds of up to 21 Mbps using HSPA+. TMN also provides internet access through more than 1,500 hot spots.

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

  Subscribers and Traffic

        TMN is the market leader in mobile services in Portugal. At December 31, 2008, TMN had approximately 6.944 million subscribers, representing an increase of 10.9% from December 31, 2007. At December 31, 2008, TMN's subscribers represented 46.6% of the total mobile subscribers in Portugal. During 2008, TMN's share of new mobile subscribers (net additions) was 46.8% according to ANACOM.

        In addition to the increase in the number of subscribers, mobile usage grew during 2008. TMN's voice traffic in terms of minutes grew by 6.7% to 9.047 billion minutes in 2008, compared to 8.477 billion minutes in 2007. Average monthly usage per subscriber decreased by 4.5% to 115.1 minutes in 2008, compared to 120.6 minutes in 2007, primarily because a greater proportion of subscriber growth was in the lower segment of the market.

        In terms of traffic from data transmission services, SMS increased by 27.3% during 2008, and there were an average of 94 SMS messages per month per user in 2008, 13.9% more than the average of 83 SMS messages per month per user in 2007. Traffic from WAP services supported by GPRS and UMTS networks increased by 99.3% in 2008.

  Prices and Revenue Breakdown

        We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 89.6%, 10.0% and 0.4%, respectively, of TMN's revenues in 2008 and approximately 90.1%, 9.2% and 0.7%, respectively, of TMN's revenues in 2007. Monthly subscription fees range from €12.73 (Rede t, Flat S) to €85.33 (Pack t xl), excluding VAT.

        Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on TMN's business. In 2005, ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates, and in 2007, these rates were further reduced by an average of 6.2% compared to the 2006 rates. In 2008, these rates were reduced by an average of 10.9% compared to the 2007 rates by ANACOM. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. In July 2008, ANACOM issued a decision proposing additional reductions in interconnection rates for the termination of calls on mobile networks but allowing lesser reductions for the third mobile operator, Optimus. The decision came into effect on August 23, 2008 and these rates will reach €0.65 by April 1, 2009, for TMN and Vodafone. Optimus will reach that level by October 1, 2009.

  Products and Marketing

        TMN offers a variety of innovative products. It was the first operator in the world to offer pre-paid services, and its prepaid and discount products are popular. We estimate that at the end of 2008, approximately 71.9% of its subscribers were using TMN's prepaid products. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. TMN has recently focused on encouraging the use of mobile services by young people through SMS incentive packages. TMN experienced a 30.7% increase in the number of postpaid subscribers in 2008 as a result of a promotional campaign aimed at encouraging customers to switch from prepaid to postpaid services, continued marketing efforts directed at corporations and in the middle and high-end segment of the market and successful marketing of postpaid mobile broadband services.

        TMN markets its services through more than 2,500 points of sale, including TMN's sales force, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers.

  Network and Capital Investment

        In recent years, TMN has made significant investments in its second and third generation networks. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2008, TMN's digital network had 4,482 GSM base stations, including 248 base stations added during 2008, and 3,207 UMTS B nodes, including 447 B nodes added during 2008. As of December 31, 2008, these GSM base stations covered more than 98% of continental Portugal and 99% of the Portuguese population, and the UMTS B nodes covered approximately 60% of continental Portugal and 91% of the Portuguese population.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2008, TMN had entered into GSM roaming agreements with a total of 425 operators (in 218 countries), 252 GPRS roaming agreements (in 156 countries) and 124 3G roaming agreements (in 73 countries).

  Equipment Sales

        TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €159.4 million, €141.8 million, and €129.7 million to TMN's operating revenues in 2008, 2007 and 2006, respectively.

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

        In 2007, we recorded an intangible asset and a corresponding liability on our balance sheet in the amount of €233 million, equivalent to the present value of the contributions related to those information society initiatives that are not in the ordinary course of TMN's business. In addition, in 2007 TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million. As of December 31, 2008, the outstanding liability related to these contributions amounted to €79 million following contributions made in 2008. The amounts of contributions we make to meet our commitments is subject to approval by ANACOM.

Brazilian Mobile Business

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A., the leading mobile company in Brazil with a total of 44,945 thousand customers at December 31, 2008. We hold 50% of Vivo, which is a joint venture with Telefónica. The joint venture operates in every Brazilian state and in the Federal District of Brasília. Vivo had an estimated market share of approximately 29.8% in Brazil at December 31, 2008, according to ANATEL. We believe that the joint venture facilitates our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil.

  History and Organizational Structure

        Until 2002, our mobile operations in Brazil, a country with a population of approximately 190 million people, had been active only in the states of São Paulo, Paraná and Santa Catarina. In January 2001, we entered into a strategic agreement with Telefónica Móviles (the former mobile subsidiary of Telefónica, which has since merged with and into Telefónica) to combine all of our mobile assets in Brazil to the extent permitted under Brazilian law.

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

        The diagram below presents the simplified ownership structure of Vivo as of December 31, 2008:

        As of December 31, 2008, Brasilcel held 89.52% of the common shares of Vivo Participações, 48.67% of its preferred shares and 63.54% of its total share capital.

  Acquisition of Telemig

        On April 4, 2008, pursuant to the stock purchase agreement and after ANATEL authorization, Vivo acquired from Telepart Participacões SA ("Telpart") a 22.7% stake of Telemig Celular Participacões SA ("Telemig Celular Participações"), which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular, for an amount of R$1,239 million (€450 million). The total shares acquired included 53.9% of the ordinary shares, which grant shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On April 8, 2008, Vivo launched two voluntary tender offers to purchase up to 1/3 of the outstanding preferred shares of Telemig Celular Participacões and Telemig Celular. These offers were concluded on May 15, 2008, and as a result, Vivo acquired additional stakes of 20.0% and 3.8% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$522 million (€204 million). The acquisition of Telemig Celular Participacões and Telemig Celular was completed after the mandatory tender offers concluded on August 15, 2008, following which Vivo acquired additional stakes of 16.0% and 3.5% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$912 million (€379 million). As a result of these transactions, Vivo has paid a total amount of €517 million (Portugal Telecom's 50% share). Vivo has a stake of 58.8% of Telemig Celular Participações and 56.3% of Telemig Celular, corresponding to voting rights of 97.0% and 95.7%, respectively.

  Transfer of the Share Control of Telemig to TCO IP S.A.

        On August 26, 2008, Vivo Participacões increased the capital stock of TCO IP by R$2.05 billion, of which R$1.15 billion corresponded to the book value of the 7,258,108 common shares and 969,932 preferred shares held by Telemig Participacões, corresponding to 22.73% of the total capital of Telemig Celular. As from such date, TCO IP became the controlling shareholder of Telemig Participacões.

  Corporate Reorganization

        In December 2008, Vivo undertook a corporate reorganization in which the assets of TCO IP, the subsidiary of Vivo that held the controlling stake in Telemig Participações and, indirectly, in Telemig Celular, were spun off to Telemig Participações and Telemig Celular and TCO IP's separate existence was extinguished. An agreement relating to the corporate reorganization was signed on December 3, 2008. ANATEL approved the transaction on December 16, 2008, and the shareholders of the three entities involved in the transaction approved it on December 19, 2008.

        The spin-off of TCO IP's assets, consisting of the controlling stake in Telemig Participações and Telemig Celular, including the premium paid in the acquisition of these shares and a related provision for the maintenance of shareholders' equity, did not generate an increase of capital in the merged companies. The premium and the related provision were recorded in deferred assets accounts (income tax and social contribution) as a counter-entry to a special premium reserve in the stockholders' equity for future capitalization, in accordance with regulations of the CVM, the Brazilian securities regulator.

  Regions

        Vivo provides mobile telecommunications services on the A, B, E, L and J band frequencies in every Brazilian state in addition to the federal district, representing a total of approximately 8.4 million square kilometers. This area includes more than 190.4 million people.

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

        The following table sets forth population, GDP, and per capita income statistics for each state in Vivo's service regions at the dates and for the years indicated:

	At December 31, 2008			Last Available IBGE Data
Area	Frequency Range Band	Population (in thousands)(1)	Percent of Brazil's population(1)	GDP (in millions of Reais)(2)	Percent of Brazil's GDP(2)	Per capita income (in Reais)(2)
São Paulo state	A, L and J	40.853	21.5%	727,052	33.9%	17,797
Paraná state	A, L and J	10.630	5.6%	126,621	5.9%	11,912
Santa Catarina state	A, L and J	6.109	3.2%	85,295	4.0%	13,961
Goiás state	A, L and J	5.891	3.1%	50,536	2.4%	8,578
Tocantins state	A, L and J	1.306	0.7%	9,083	0.4%	6,952
Mato Grosso state	A, L and J	3.022	1.6%	37,466	1.7%	12,397
Mato Grosso do Sul state	A, L and J	2.379	1.2%	21,641	1.0%	9,096
Rondônia state	A, L and J	1.522	0.8%	12,902	0.6%	8,477
Acre state	A, L and J	695	0.4%	4,481	0.2%	6,446
Amapá state	B and J	629	0.3%	4,366	0.2%	6,936
Amazonas state	B and J	3.414	1.8%	33,359	1.6%	9,772
Maranhão state	B and J	6.418	3.4%	25,325	1.2%	3,946
Pará state	B and J	7.396	3.9%	39,150	1.8%	5,294
Roraima state	B and J	423	0.2%	3,178	0.1%	7,504
Federal district	A, L and J	2.538	1.3%	80,516	3.7%	31,726
Bahia state	A, L and J	14.597	7.7%	90,942	4.2%	6,230
Sergipe state	A, L and J	2.036	1.1%	13,422	0.6%	6,953
Rio de Janeiro state	A, L and J	15.716	8.3%	246,936	11.5%	15,713
Espírito Santo state	A, L and J	3.456	1.8%	47,190	2.2%	13,654
Rio Grande do Sul state	A, L and J	10.875	5.7%	144,344	6.7%	13,273
Alagoas state	L and J	3.182	1.7%	14,135	0.7%	4,442
Ceará state	L and J	8.498	4.5%	40,923	1.9%	4,816
Pernambuco state	L and J	8.765	4.6%	49,904	2.3%	5,694
Piauí state	L and J	3.172	1.7%	11,125	0.5%	3,507
Paraíba state	L and J	3.802	2.0%	16,864	0.8%	4,435
Rio Grande do Norte state	L and J	3.163	1.7%	17,862	0.8%	5,648
Minas Gerais state	A, E and J	19.953	10.5%	192,611	9.0%	9,653
Vivo's service regions		190.442	100%	2.147,229	100%	11,275

Source: Instituto Brasileiro de Geografia e Estatística ("IBGE"), except where indicated.

(1)
According to the last revision published by the IBGE in 2008.

(2)
According to the most recent IBGE data (2005). Nominal Brazilian GDP was R$2,147,239 million as of December 2005, as calculated by IBGE.

  Operating and Other Data

        Vivo generates revenue from:

  •
  usage charges, which include measured service charges for calls, monthly subscription charges and other similar charges;

  •
  interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

  •
  the sale of wireless devices and accessories; and

  •
  other charges, including charges for call forwarding, call waiting, text messaging (SMS), call blocking and Data Services, such as WAP, downloads and MMS services, which are charged only when the customer's plan does not include these services.

        The table below sets forth certain operating and other data for Vivo for 2006, 2007 and 2008.

	2006	2007	2008
Vivo-Operating Data
Cellular lines in service at year-end (in thousands)	29,053	33,484	44,945
Customer growth during year (net additions)	(752)	4,430	7,475
Prepaid lines in service at year-end (in thousands)	23,543	27,236	36,384
Minutes of use (MOU)(1)	74	77	86
Average revenues per user (in Reais)(2)	27.2	30.4	29.2
Churn(3)	34.8%	27.7%	31.2%
Penetration at year-end(4)	55.0%	65.6%	79.1%
Estimated market share(5)	38.2%	36.7%	29.8%
Estimated market share of net additions(5)	(8.5)%	28.8%	25.5%
Vivo-Financial Data(6)
Net operating revenues (in millions of Reais)(6)	11,498.0	13,133.0	16,255.1
Net income (loss)(in millions of Reais)(6)	(144.5)	(114.6)	436.8

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

  Services

        Vivo provides voice and ancillary value-added services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat rooms, and data services such as wireless application protocol services through which clients can access WAP sites and portals. Additionally, Vivo offers direct access to the Internet through PCMCIA, USB Card or Express Card designed to connect personal computers and laptops to the Internet, and PDAs and Smartphones that can be used as modems connected to the PC by cable, infra red or Bluetooth, offering secure access to Internet and office resources.

        In 2008 Vivo launched:

  •
  "TV Digital," offers TV services through exclusive handsets from any location;

  •
  "Rede 3G," 3G services offering high-speed signal quality;

  •
  "iPhone 3G," services for iPhones using 3G wireless technology, including GPS maps, support of corporate functions such as Microsoft Exchange. Existing Vivo customers were given priority for purchasing iPhones, strengthening Vivo's customer base;

  •
  "Vivo Windows Live," a service that allows access to Messenger, Hotmail and Spaces services;

  •
  "Vivo Residencial," a terminal for residential use, similar to a traditional fixed telephone line, consisting of a portable phone but which does not require installation;

  •
  "Vivo 4 em 1," a service offering convergent solutions combining the following four services into one (available in the states of Rio de Janeiro, Espírito Santo, Rio Grande do Sul, Paraná and Santa Catarina): (1) subscription TV (TVA); (2) a package of calls to a fixed phone (Vivo Casa Livre); (3) a postpaid plan for mobile phones (Vivo Escolha); and (4) 3G mobile wide band (Vivo Zap);

  •
  "Vivo Play," a Latin American digital music shop that markets songs by digital means, with more than 300 thousand songs purchased monthly;

  •
  "Vivo Co-Piloto," an LBS and navigation service, currently available in 152 cities in Brazil and compatible with four smartphone models. The service was elected by InfoExame magazine as the best navigator for mobile phones; and

  •
  Services offering interactivity with TV and radio.

        Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Vivo also provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See "—Roaming."

  Subscribers and Traffic

        At the end of 2008, there were approximately 150.6 million wireless subscribers in Brazil, and there was an estimated total market penetration rate of approximately 78.1% in Brazil as a whole, according to information published by ANATEL. In 2008, the Brazilian market experienced a 24.5% increase in the number of wireless subscribers. The greatest increase in subscribers was in the Brazilian states of São Paulo, Rio de Janeiro, Minas Gerais and Bahia. As of December 31, 2008, Vivo had approximately 44.945 million wireless subscribers, with an estimated market share of 29.8% in Brazil (including the subscribers gained through the Telemig acquisition), compared to approximately 33.484 million wireless subscribers and an estimated market share of 27.7% as of December 31, 2007.

  Marketing and Sales

        Vivo closely follows developments in the markets where it operates and often launches new segment-specific promotions through direct marketing, including mailing and telemarketing campaigns, as well as promotions to its competitors' major customers. Efforts to acquire new customers for the pre-paid and post-paid services were mostly made through voice and data services promotions designed to increase on-net traffic and stimulate the use of data services. Vivo's main focus is to increase the usage and loyalty of its customer base. Vivo's promotions were also open to existing customers who wanted to change their mobile handsets, in order to maintain the existing customer base. Vivo's operators were actively involved in a high-value customer loyalty program, offering competitive discounts on mobile phones through direct marketing actions.

        As of December 31, 2008, Vivo had 331 sales outlets (90 in São Paulo, 50 in the states of Rio de Janeiro and Espírito Santo, 34 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 25 in the states of Bahia and Sergipe, 27 in the state of Minas Gerais, three in the states that make up the northwest region of Brazil, and 65 in the states that make up the midwestern and northern regions of Brazil). Vivo also had a network of 10,447 authorized retail and resales dealerships with a total of 10,778 points of sale as of December 31, 2008.

        Prepaid telephone card recharging was available at 571,808 locations in 2008, including Vivo's own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks' websites.

  Customer Service

        In 2008, Vivo started the process of changing its call centers' CMS, which is the system responsible for the management of incoming calls. With the implementation of Alcatel's Genesis platform, Vivo will modernize its call management systems and increase operating efficiency. Another important initiative was a shift to a more proactive approach in our call centers, seeking to not only respond to the demands of our customers, but also to offer them promotions and appropriate services according to their profile. Thus, we expect that call centers should generate revenues for Vivo and increase the aggregate value of their services.

        Additionally, the recently incorporated Telemig Celular call centers are now managed in accordance with Vivo's quality and cost control guidelines.

        In 2008, Anatel issued a regulation aimed at improving the quality of call center services, followed by new government legislation on telephone number portability and finally a new law specific to call centers, which regulates every aspect of the services of a call center, such as quality requirements and procedures.

        In spite of the changes in regulations, systems and procedures, Vivo improved its position in Anatel's ranking of mobile operators in Brazil to first, with the lowest rate of customer complaints.

  Network

        In 2006, Vivo began to implement a GSM network and in 2007 began to implement a WCDMA Network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. The network consists of cellular switches, base stations and other network elements such as voicemail, prepaid service, SMS, Home Location Registers, Signaling Transfer Point, PDSN and gateways. Vivo continues to increase network capacity and coverage to improve the quality of service and to meet customer demand.

        As of December 31, 2008, Vivo's network in the state of São Paulo provided CDMA digital, WCDMA digital services and GSM digital services covering 100% of the municipalities. Vivo's network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from TeleComunicações de São Paulo S.A., or Telesp. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Corn. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo's main suppliers in the state of São Paulo.

        As of December 31, 2008, Vivo's network in Paraná and Santa Catarina provided CDMA digital, WCDMA digital services and GSM digital services covering 60.4% of the municipalities, or 92.55% of the population, in its region. The Paraná-Santa Catarina network is primarily connected by a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from fixed operating companies (Brasil Telecom) and Copel—Companhia Paranaense de Energia S.A. Motorola do Brasil Ltda., Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A, Ericsson Telecomunicações S.A. and NEC do Brasil S.A. are Vivo's main suppliers for the Paraná-Santa Catarina network.

        As of December 31, 2008, Vivo's network provided WCDMA digital, CDMA Digital, GSM digital, TDMA digital and AMPS analog services in the midwestern and northern regions covering 47.17%, of the municipalities, or 81.74% of the population, in the region. Vivo's network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, from incumbent wireline companies. Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (currently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações are Vivo's main suppliers in the midwestern and northern region.

        As of December 31, 2008, Vivo's network in Bahia and Sergipe provided WCDMA digital, CDMA digital and GSM digital services covering 51.63% of the municipalities, or 83.14% of the population, in the region. The network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Tele Norte Leste Participações S.A., or Telemar. NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks-Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda. are Vivo's main suppliers in the Bahia and Sergipe regions.

        As of December 31, 2008, Vivo's network in the states of Rio de Janeiro and Espírito Santo provided WCDMA digital, CDMA digital, and GSM digital services covering 100% of the municipalities in the area. This network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from the incumbent wireline companies. Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind, e Com. Ltda. are Vivo's main suppliers in Rio de Janeiro and Espírito Santo.

        As of December 31, 2008, Vivo's network in the state of Rio Grande do Sul provided WCDMA digital, CDMA digital, and GSM digital services covering 75.0% of the municipalities, or 96.83% of the population, of this region. The Rio Grande do Sul network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Brasil Telecom. Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo's main suppliers in Rio Grande do Sul.

        As of December 31, 2008, Vivo's network in the northeast regions provided WCDMA digital and GSM digital services covering 2.21% of the municipalities, or 24.38% of the population, of this region. The northeast network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from the incumbent wireline companies. The network consists of cellular switches, base stations and other communication devices such as signaling transfer points. Huawei do Brasil Telecomunicações Ltda., Ericsson Telecomunicações S.A. and NEC do Brasil S.A. are Vivo's main suppliers in the northeast.

        As of December 31, 2008, Vivo's network in the state of Minas Gerais provided WCDMA, GSM digital, TDMA digital services and AMPS analog services (which have been substantially phased out) covering 70.81% of the municipalities, or 91.89% of the population, of this region. The Minas Gerais network is connected primarily through a fiber optic and radio transmission system parts of which are owned and parts of which are leased mainly from the incumbent wireline companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers and signaling transfer points. Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Vivo's main suppliers in Minas Gerais.

        Vivo's advanced network management technology increasingly ensures global management and supervision of all its network processes and network performance. The network management centers are located in São Paulo, Brasília and Minas Gerais. The network management center of São Paulo monitors the critical network operational parameters of the nationwide transmission network, third parties' networks, IP networks and service platforms. The network management center in Brasília monitors the critical network operational parameters in the Midwestern Region, Rio de Janeiro, Espirito Santo, Rio Grande do Sul, Paraná and Santa Catarina. The network management center in Minas Gerais monitors the critical network operational parameters in the Northeastern region, Northern region, São Paulo and Minas Gerais. These centers are able to identify abnormalities in both our network and in third parties' networks using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular and radio network elements, computing bases, service platforms and communications backbones.

        Vivo's network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans for potential catastrophes in its switching centers, power supply interruptions and security breaches.

        Vivo is required to meet certain requirements for service quality and annual network expansion. See "—Regulation—Brazil." Vivo achieved all of its required network expansion obligations for 2008.

  Capital Expenditures

        The following table sets forth Vivo's total capital expenditures for the periods indicated:

	Year Ended December 31,
Vivo	2005(1)	2006(1)	2007(1)	2008(1)
	(in millions of Reais)
Switching equipment	523.0	375.9	417.3	464.8
Transmission equipment	862.8	844.4	726.9	1,515.2
Information technology	407.6	414.8	267.2	286.5
Other(2)	401.7	468.8	494.3	1,730.9
Total capital expenditures	2,195.1	2,113.0	1,905.7	3,997.4

(1)
This financial information represents 100% of Vivo's capital expenditures.

(2)
Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

        Vivo's capital expenditures over the past three years have related primarily to increasing Vivo's network capacity and coverage. Vivo continued its projects for the improvement and expansion of the capacity of services rendered, which provided support to increase the WCDMA and the GSM/EDGE network, expansion of transmission routes, system centralization and integration (billing, collection and CRM, among others), development of new services and opening and renovating points of sale and terminals for the corporate segment.

        In the aggregate, R$1,905.7 million and R$3,997.4 million were invested during the years ended December 31, 2007 and 2008, respectively, which included investments in the WCDMA network and in the GSM/EDGE network. This amount represented 17.2% and 25.8%, respectively, of Vivo's net operating revenues.

        Vivo's capital expenditures in 2009 will be directed towards the increase of network expansion and the introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to its customers. Vivo intends to pay for these capital expenditures with funds generated from operations and available borrowing capacity.

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

  Taxes on Telecommunications Services and Wireless Device Sales

        The cost of telecommunications services and wireless device sales to customers incorporates a variety of taxes, including:

  •
  ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a state tax imposed at varying rates from 7% to 35% on certain revenues from the sale of goods and services, including telecommunications services.

  •
  COFINS (Contribuição para Financiamento da Seguridade Social) is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,883 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.6%, except in connection with telecommunications services, where the rate continues to be 3.0%.

  •
  PIS (Programa de Integração Social) is a federal social contribution levied over the total revenues received by a company and its subsidiaries, with the deductions foreseen by the governing law. On December 2002, Law No. 10,637 came into force, making this contribution noncumulative and raising the rate from 0.65% to 1.65%, except for telecommunications services, where the rate continues to be 0.65%.

  •
  FUST (Fundo de Universalização dos Serviços de Telecomunicações) corresponds to 1% of the net revenue generated by the telecommunications services (except over interconnection services), and provides funds to cover a portion of the cost of the fulfillment of universal service targets for telecommunication services.

  •
  FUNTTEL (Fundo para Desenvolvimento Tecnológico das Telecomunicações) is a federal social contribution which corresponds to 0.5% of the net revenues generated by the telecommunication services (except those for interconnection services) and is aimed at stimulating technological development, the qualification of human resources and geneartion of jobs and to promote the access of small and medium companies to capital resources, so as to broaden the competitiveness of the Brazilian telecommunications industry.

  •
  FISTEL (Fundo de Fiscalização das Telecomunicações) is a federal tax applicable to telecommunications transmission equipment which serves to provide funds to cover the expenses incurred by the Brazilian federal government in performing inspections of telecommunication services and in developing the means and improving the techniques necessary for carrying out these inspections.

  License

        Under the SMP regime, Vivo converted its former concessions to SMP licenses. These SMP licenses have substantially the same terms and conditions as the other SMP licenses issued under the SMP regime, although some of the terms of Vivo's former concessions, such as limits on prices charged to subscribers under its postpaid service plan (the Basic Plan), continue to apply despite conversion to SMP licenses. See "—Regulation—Brazil—SMP Regulation."

        By converting its concessions to SMP licenses, Vivo was required to introduce carrier selection on its network to give its subscribers the choice to use another carrier for long distance and international calls. The introduction of carrier selection increased the competitive pressures on Vivo's business. In addition, because the SMP regime permits commercial negotiation of the interconnection rates it charges to wireline operators, Vivo may be forced to reduce these rates in the future. Vivo's and Telemig's SMP licenses expire on the same dates that their concessions will expire. Vivo has the same right to apply for renewal as other SMP license holders that migrate to the SMP regime from their existing concessions.

  Equipment Sales

        Vivo sells WCDMA GSM handsets and broadband cards in WCDMA and CDMA EVDO technology (800MHz, 1.900MHz, 2.100MHz), through its stores and dealers. Although Vivo still has some customers using TDMA service, Vivo has implemented a series of actions such as providing discounts on digital handsets, discounts on monthly fees for digital services, digital handset rentals and free digital handsets, to encourage TDMA customers to transfer to WCDMA GSM service. Vivo's current suppliers for handsets are Motorola, LG, Samsung, Nokia, SonyEricsson, Aiko, HTC, Palm, Apple, Semp-Toshiba, RIM (BlackBerry), Alcatel, and Huawei.

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

        Roaming Agreements.    Vivo has agreements with major fixed-line providers for roaming with all mobile service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming customer usage charges. Vivo provides international GSM roaming to over 200 destinations worldwide by means of over 500 roaming agreements. Vivo also offers CDMA international roaming in the United States, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, the Dominican Republic and South Korea.

International Operations

        Our subsidiary Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. manages all of our international businesses other than our investment in Vivo described above.

  Operations in Brazil

        We have certain additional investments in Brazil, in addition to our investment in Vivo described above, including, most significantly, Mobitel, a call center company, and Universo Online S.A. ("UOL"), a leading Internet Service Provider.

        Mobitel.    Mobitel provides call center services in Brazil primarily to Vivo. Mobitel's operating revenues were R$308 million in 2008, R$270 million in 2007, and R$267 million in 2006. As of December 31, 2008, our participation in Mobitel was 100%.

        UOL.    UOL is a leading Internet Service Provider in Brazil. In December 2005, we sold a 16% stake in UOL in its initial public offering in Brazil and received net proceeds of R$201.0 million. As of December 31, 2008, our participation in UOL was 29%. UOL's total operating revenues were R$577.2 million in 2008, R$525.1 million in 2007 and R$480.7 million in 2006.

  Operations in Africa

        We have certain investments in Africa, including investments in Angola, the Cape Verde Islands, Namibia and Morocco. On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. In September 2008, Helios increased its stake in Africatel to 25%. Our interest in the individual companies described below reflects the percentage of capital of those companies owned or to be owned by Africatel.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in April 2001. As of December 31, 2008, Unitel had 4,572 thousand subscribers, of which 99.5% were prepaid cards.

        Unitel's total gross operating revenues were US$1,269.4 million in 2008 (€863.1 million), US$891.0 million in 2007 (€648.9 million), and US$649.3 million in 2006 (€517.1 million).

        Cabo Verde Telecom.    We own 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands.

        At December 31, 2008, Cabo Verde Telecom had 71.9 thousand fixed lines in service, which represents approximately 14.2 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 252.2 thousand active mobile telephone cards at December 31, 2008, of which 99.4% were prepaid customers.

        Cabo Verde Telecom's total gross operating revenues were €73.1 million in 2008, €67.6 million in 2007, and €63.3 million in 2006.

        MTC in Namibia.    In September 2006, we acquired 34% of the capital of MTC, the Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31, 2008, MTC had 1,078 thousand customers, of which 84.3% were customers under prepaid plans. MTC revenues were 1,277.0 million Namibian dollars (€105.9 million)

in 2008, 1,140.0 million Namibian dollars (€117.7 million) in 2007, and 979.2 million Namibian dollars (€113.4 million) in 2006.

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

        Medi Telecom began operations at the end of March 2000. As of December 31, 2008, it had 7,797 thousand mobile subscribers. Approximately 98.1% of its active mobile telephone cards are prepaid. We manage the operations of Medi Telecom jointly with Telefónica.

        Medi Telecom's total gross operating revenues were 5,151 million Dirhams (€453.2 million) in 2008, 4,926 million Dirhams (€438.4 million) in 2007, and 4,691 million Dirhams (€425.1 million) in 2006.

  Operations in Asia

        We have investments in Asia in CTM and in Timor Telecom.

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

        At December 31, 2008, CTM had 181 thousand fixed main lines in service. This figure represents approximately 32.8 fixed main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 439 thousand customers at December 31, 2008. CTM uses GSM digital mobile technology.

        CTM's total gross operating revenues were 2,442.0 million Patacas (€206.9 million) in 2008, 2,289.5 million Patacas (€207.4 million) in 2007, and 2,101 million Patacas (€209.1 million) in 2006.

        Timor Telecom.    We also have a 41.12% interest in Timor Telecom, S.A. ("Timor Telecom"), a telecommunications provider for fixed and mobile services in East Timor pursuant to a concession contract negotiated with the United Nations and the Timorese government. At December 31, 2008, Timor Telecom had a total customer base of 127.6 thousand.

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

Discontinued Operations—Multimedia Business

  Spin-Off of PT Multimedia

        On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimedia through a distribution to shareholders, subject to shareholder approval. Following the approval of the spin-off at the annual general meeting of our shareholders on April 27, 2007, we reclassified the results of operations of PT Multimedia under discontinued operations for all future reportable periods. On November 7, 2007, we announced the completion of the spin-off of PT Multimedia.

        Until the spin-off, we provided multimedia services in Portugal through PT Multimedia and its subsidiaries. Our operating revenues from PT Multimedia were €586.7 million in the ten-month period ended October 31, 2007 and €666.5 million in the year ended December 31, 2006.

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

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of Telefónica's board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. As of December 31, 2008, Telefónica's interest in our share capital was 10.0%, and we had no interest in the share capital of Telefónica. Neither party controls the operations or management of the other.

  Alliance with Banco Espírito Santo and Caixa Geral de Depósitos

        In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo Group ("BES") and Caixa Geral de Depósitos ("Caixa") for the development of "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000, we acquired a stake in BES of 3% of its share capital. As of December 31, 2008, BES owned 9.34% of our share capital. In accordance with this arrangement, two executive officers of BES serve as non-executive members of our Board of Directors.

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

        Portugal Telecom and its subsidiaries own several office buildings in Portugal. Our main proprietary office space is located at the following addresses:

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

  •
  Rua Ricardo Jorge, 131/135, Porto Portugal (3,320 square meters); and

  •
  Rua Passos Manuel, 2, Lisboa, Portugal (1,395 square meters);

        Portugal Telecom and its subsidiaries also lease office buildings owned by the pension funds created for Portugal Telecom employees. These buildings are located at the following addresses:

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

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters);

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters);

  •
  R. Andrade Corvo, 10/14, Lisboa, Portugal (10,300 square meters); and

  •
  Tagus Park, Edifício Inovação III, IV, 414, Oeiras, Portugal (8,970 square meters).

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

  Retail

        Our wireline business faces increasingly strong competition from new fixed-line operators (including VoIP providers) as well as from mobile telephone service providers, including our own mobile service provider, TMN. The number of subscribers to mobile services in Portugal is now more than three times greater than the number of wire lines in Portugal. At the end of 2008, there were approximately 140.4 active mobile telephone cards per 100 inhabitants in the Portuguese market. This growth is a result of residential subscribers adding mobile cards for family members and businesses adding mobile cards for their employees. Vodafone Portugal and Optimus are already marketing their mobile services as an alternative to our wireline telephone services, and we compete with them for market share. For example, Optimus and Vodafone have launched services called "Optimus Home" and "Vodafone Casa," respectively, that use their GSM mobile networks but use fixed line phone numbers. TMN requested an authorization to launch a similar service and received that authorization in 2007. The low-cost brands launched by TMN (Uzo), Optimus (Rede 4) and Vodafone (Directo) are designed to reach the lower-end segment of the mobile market and have also had an effect on our fixed line retail service, exacerbating the trend among consumers toward switching from fixed line to mobile service.

        Vodafone Portugal and Optimus (owned by Sonae and France Telecom) have major shareholders that can provide them with substantial resources. In addition to strengthening their position in the mobile telephone market, these resources enable them to compete directly and aggressively with our fixed-line telephone services.

        According to ANACOM figures, as of December 31, 2008, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 68.4% market share of access lines (71.2% in 2007 and 78.7% in 2006). According to ANACOM figures and our estimates as of December 31, 2008, PT Comunicações had an estimated 63.1% market share of total outgoing traffic (in minutes), a decrease of 6.4% from December 31, 2007.

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

        Since January 2007, Zon Multimedia has been intensifying its triple-play strategy, which offers voice, pay TV and broadband Internet. The cable operator Cabovisão also offers a triple-play package. Zon Multimedia and Cabovisão have attracted some of our local customer market and will likely continue to do so.

        Measures such as call-by-call selection (introduced on January 1, 2000) and carrier pre-selection (introduced on October 1, 2000), as well as number portability (introduced on July 1, 2001), make it easier for our competitors to attract our customers to their services. At December 31, 2008, we estimate that there were approximately 174 thousand lines in pre-selection. For example, Tele 2 has been effective in using carrier pre-selection to increase its market share.

        We are losing revenues from our international telephone services because we no longer have the exclusive right to provide fixed-line telephone services, and large telecommunications users lease lines through which they connect to networks outside Portugal. At December 31, 2008, according to ANACOM data and our estimates, PT Comunicações had an estimated 71% market share of international traffic (in minutes), a decrease of 5.6% from December 31, 2007. In addition, we are losing revenues from our international telephone services as mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We also face indirect competition in international fixed-line telephone services from calling cards and rerouting of calls by other international operators. Together with falling international call prices worldwide, these factors put pressure on us to reduce international fixed-line telephone prices.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2008, prices decreased by 4.1% for local and domestic long distance calls, on average, for residential customers, compared with 2007. Local and national calls for business customers remained unchanged. We believe our price structure is now competitive.

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

  Data and Corporate

        We face significant competition from several operators. Our principal data communications and business solutions competitors include companies associated with Oni Telecom, Sonaecom (formerly Novis), Colt, AR Telecom (formerly Jazztel) and Vodafone Portugal. These companies compete with us in providing data communications, voice services and Internet services to business customers. Such service providers can use lines leased from us or their own networks. This market is now highly competitive. These customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

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

Competition Facing TMN

        TMN competes with Vodafone Portugal and Optimus, the two other mobile operators licensed to provide mobile telephone services in Portugal. According to figures from ANACOM, at the end of 2008, in terms of the number of active mobile telephone cards in the Portuguese market, TMN had a 46.6% market share. TMN has made maintaining its market share a priority. Although facing a very competitive market, TMN's market share of mobile subscribers increased in 2008.

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

        Competition is increasing in the mobile services sector in Portugal as TMN and its competitors develop new services. In addition, the commercial introduction in Portugal of third-generation mobile services has heightened competition and reduced the profitability of providing third-generation services. In 2008, ANACOM launched a public competition for the attribution of a fourth mobile license. The only bidder, RNT, was initially awarded the license but was later excluded for because it could not comply with the requirements of ANACOM, namely the presention of a bank guarantee to cover the bid payment.

        In November 2007, CTT, the Portuguese postal company, launched a mobile virtual network operator, or "MVNO," operation supported by TMN's network. MVNOs do not have their own network infrastructure and thus do not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. In November 2008, Zon Multimedia launched an MVNO under the brand "Zon Mobile" after signing an agreement with Vodafone Portugal to operate using its mobile network.

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

        Our principal cellular competitor in the state of São Paulo is Claro. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). The main fixed-line operator in this state is Telecomunicações de São Paulo S.A.—Telesp, controlled by Telefónica.

        Vivo's principal cellular competitor in the states of Paraná and Santa Catarina is Tele Celular Sul Participações S.A., or "TIM Sul." The main fixed-line operator in those states is Brasil Telecom S.A. In 2008, the Brazililian government published a law (6654/2008 Decree of revision of the fixed-line general concession plan ("Plano Geral de Outorgas" or "PGO")) allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A.—Telemar or Oi—to buy Brasil Telecom.

        Vivo's principal mobile competitor in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District is Claro, and its principal competitor in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão is TIM. The main fixed-line operators in this area are Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar or Oi, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors include Oi, the Telemar mobile operator and TIM.

        In the states of Bahia and Sergipe, Vivo's main mobile competitor is Oi (TNL PCS S.A.). Other mobile competitors are Claro (Stemar Telecomunicações Ltda.) and TIM (Maxitel S.A.), which also operates in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

        In the Ceará, Pernambuco, Paraíba, Alagoas, Rio Grande do Norte and Piauí service areas, our principal cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (TIM Nordeste S.A.) and Claro. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

        In the Rio de Janeiro and Espírito Santo service areas, Vivo's main mobile competitor is Claro. Claro began providing cellular telecommunications services in this region at the end of 1998. The rights and obligations under Claro's license are substantially identical to our rights and obligations. Although Claro provides only digital service, its customers use TDMA dual mode cellular handsets that can operate on an analog network, GSM and 3G handsets. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar.

        In Rio Grande do Sul, Vivo's primary mobile competitor is Claro, and its other mobile competitors are Brasil Telecom S.A. and TIM. Vivo's main fixed-line competitor in this area is Brasil Telecom.

        In Minas Gerais, there are four other wireless service providers operating within Vivo's authorization area. Vivo faces competition from the following operators: (a) TIM, the B Band frequency range operator that launched its services in December 1998 (TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA, GSM and 3G technologies); (b) Oi, the D Band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and 3G technology); (c) Claro, the E Band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and 3G technology network); and, (d) CTBC Celular, an A Band and 3G Band operator (CTBC Celular is controlled by CTBC, a fixed-line operator and uses TDMA, GSM and 3G technologies).

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

  EU Regulatory Framework and Relevant Markets

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Basic Law of Electronic Communications, or "Law 5/2004." The fifth directive was adopted into law on August 18, 2004. In 2006, the European Commission began a review of the new EU framework, and a new version of the European directives is expected in 2009. Final proposals were sent to the European Parliament and the European Council for approval in November 2007.

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

        Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of the relevant retail and wholesale markets identified by the European Commission. The European Commission issued its new European Relevant Markets Recommendation in 2007, which defines one retail market and six wholesale markets. Since we are active in all of these markets, any new regulatory measures could affect our businesses and operations.

        Prior to the release of the new European Relevant Markets Recommendation, ANACOM had analyzed 16 of 18 retail and wholesale markets (as defined under a prior European Union Recommendation). ANACOM found Portugal Telecom group to have significant market power in all the markets it has analyzed except for one in which it did not find any operator to have significant market power (wholesale transit services). These markets include the following: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access. ANACOM notified the European Commission regarding its conclusions about the markets it analyzed. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, such as toll-free numbers, and has declared the Portugal Telecom group to have significant market power in this area. Now, under the new EU framework directive, ANACOM will be required to re-analyze the retail and wholesale markets and identify which electronic communications operators and service providers it considers to have significant market power in such markets in Portugal and notify the European Commission with respect to its findings.

        Wholesale markets numbers 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access) were analyzed by ANACOM in 2008 and early 2009. ANACOM decided to segment the broadband market geographically between "C" (competitive) areas and "NC" (non competitive) areas. ANACOM also removed the regulation that was imposed on PT regarding wholesale broadband access in "C" areas, namely the retail-minus rule. Additionally, the obligation imposed on PT to provide a bitstream reference offer (Rede ADSL PT) will expire after a transitional period of one year from the date of the final decision in January 2009.

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

        We understand that at the end of 2001, the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provided PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. However, the rights-of-way regime was modified in 2004 through Law 5/2004, as described below in "—Summary of Our Concession and Existing Licenses." Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess whether or not Law 5/2004 has resolved any concerns the Directorates-General may have had regarding the regulation of rights-of-way in Portugal. We further understand that the Directorate General for Information Society of the European Commission requested information from the Portuguese government regarding the designation of the universal service provider (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure in order to appoint the universal service provider. We understand that in January 2009, the European Commission referred the case to the European Court of Justice, where it is pending.

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

        To our knowledge, there are also several other complaints related to our activities pending before the Autoridade da Concorrência, including complaints against: (i) PT Comunicações (this complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações) regarding alleged anti-competitive practices in the broadband Internet market; and (ii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market.

        In addition, in 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised statement of objections on this matter. PT Comunicações has responded to these statements of objections and does not believe it has violated applicable law and regulations. However, on August 1, 2007, the Autoridade da Concorrência imposed a fine of €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court (Tribunal do Comércio) on August 30, 2007. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the court.

        In April 2007, the Autoridade da Concorrência, also accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. On September 1, 2008, PT Comunicações was notified by the Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court (Tribunal do Comércio) on September 29, 2008. The appeal suspended the decision of the Autoridade da Concorrência pending a decision by the court.

        ERC.    The Entidade Reguladora para a Comunicação Social ("ERC") is the independent regulatory authority for the Portuguese media. It was established by Law 53/2005 of November 8, 2005 and began activity on February 17, 2006. ERC's primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. ERC is a legal entity endowed with administrative and financial autonomy.

        ERC is responsible for ensuring respect for fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector, with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate.

        ERC's decisions may affect, among others, news agencies, periodicals, radio or television operators, and radio and television broadcasters. PT Comunicações and TMN are usually considered television broadcasters, and as such we must pay ERC supervisory and regulatory fees, which are calculated based on the amount of work ERC does related to PT Comunicações and TMN, the technical complexity of matters, the geographic range of networks used by the broacasters, and the impact of the activity developed by each broadcaster.

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

        In 2006, PT Comunicações submitted to the regulator a new pricing scheme that included a flat-rate plan with unlimited off-peak calls on weekdays. This new price plan was approved and came into effect on March 26, 2007. In September 2008, this flat-rate plan was extended to also include weekend nights.

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

        On January 30, 2008, ANACOM issued a decision in which it refused to accept our calculations related to the costs of universal service for 2001, 2002 and 2003. ANACOM proposed to define a methodology to calculate the net costs of universal service and to provide definitional clarity on the concept of "excessive burden." Any conclusions will be submitted for public consultation, which we expect will take place in late 2009.

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

        Mobile Interconnection.    In February 2005, all mobile operators were declared to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. A final decision concerning mobile termination rates (MTR) was announced by ANACOM on July 4, 2008, which stipulated a reduction in termination tariffs from €0.11 down to €0.065 as of April 1, 2009, for TMN and Vodafone. Optimus will reach that level by October 1, 2009. The first cut to €0.08 cents per minute was effective as of August 23, 2008. The impact of this regulatory decision was a reduction in wireline and domestic mobile revenues of €10.1 million and €23.6 million, respectively, in the year ended December 31, 2008.

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

  Next Generation Access Networks

        On June 18, 2008, ICP-ANACOM launched a public consultation on the regulation of Next Generation Access Networks (NGA), which addressed several issues, namely market and technological issues, the impact of NGA on existing networks, the development models, public policy considerations and regulatory models. As of December 31, 2008, ICP-ANACOM had not published the results of this consultation, which has prevented a consistent definition of the regulatory framework for NGA.

        On September 18, 2008, the European Commission launched a consultation on a draft recommendation on the regulated access to NGA, which intends to define general regulatory principles, as well as regulatory solutions for FTTH and FTTN, including the unbundling of fiber and bitstream solutions. The Commission is still working on a final version of the recommendation.

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

        Law 5/2004 requires that all wireline network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls. Full carrier pre-selection has been available throughout Portugal since October 15, 2000. Regulations for carrier pre-selection were published in early 2006, extending carrier pre-selection to some non-geographic services. These regulations were revised on October 15, 2007, reinforcing contractual relations between pre-selection carriers and consumers.

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

  Internet and Related Services

        Various regulatory developments may affect our Internet business. Portugal has adopted Decree Law 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. A new Data Protection Directive was adopted by the European Commission in 2006, imposing data-retention obligations on operators. A law implementing this directive was published in July 2008 and requires Internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this field. We could also be subject to other self-regulation and content-monitoring requirements that could affect our Internet business.

  EU Competition Directive

        The European Commission issued a directive on September 16, 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. We believe that the spin-off of our interest in PT Multimedia in November 2007 satisfied the requirements of the directive as implemented in Portugal.

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

        We are required to provide a special 50% discount on the monthly line rental fee to certain eligible retired and pensioner Portuguese citizens. Until December 31, 2006, the costs of providing this special discount were directly reimbursed by the Portuguese State. In May 2007, ANACOM determined that PT Comunicações should bear the costs of providing this special discount, as part of its universal obligations, a decision that applied retroactively from January 2007. In addition, in the past, we voluntarily offered supplementary discounts to eligible senior citizens in the form of an additional 10% discount on the monthly line rental fee and a special discount on telephone calls. We phased out these supplementary discounts in July 2007 as we became burdened with the cost of the mandatory 50%

discount. The cost of all these discounts for our wireline business was approximately €18.9 million in 2007 and €15.3 million in 2008.

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

        In addition, in 2000, TMN and the other mobile operators assumed commitments to make contributions to the information society during the period through the maturity of the license in 2015. In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount is to be spent on "E Initiatives," an initiative led by the Portuguese State to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million is to be spent on subsidies for equipment, service discounts and network investments. The amount related to the "E Initiatives" was recognized as a license cost in 2007 in the amount of its net present value (€233 million), and the remaining € 95 million will be recorded when incurred, as its expected that these investments will be made in the ordinary course of business of TMN. In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million. In 2008, we submitted a report to ANACOM on our costs for 2008 relating to these initiatives, and we are awaiting ANACOM's approval.

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

        In September 2007, ANATEL organized auctions for fifteen new licenses in the 1900 MHz radio frequency band, denominated as Band L. Vivo acquired 13 spectrum licenses in Band L. In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as Bands F, G, I and J. Vivo was awarded seven spectrum licenses in Band J and Telemig Celular was awarded two licenses. As a result, Vivo filled the last gaps in its coverage in Brazil and will soon be operating in the entire Brazilian territory.

        The table below provides certain information regarding Vivo's SMP licenses.

Area	Frequency Range Covered by License (Expiration of Right to Use Spectrum)
São Paulo state	Band A (2023, except 2024 for the cities of Ribeirão Preto and Guatapará)
Band L (2023, except 2024 for the cities of Ribeirão Preto and Guatapará, excluding the cities covered by CTBC Telecom)
Band L (2022, for the cities also covered by CTBC Telecom)
Band J (2023)
Paraná state	Band B (2013)
Band L (2013, excluding cities of Londrina and Tamarana)
Band J (2023)
Santa Catarina state	Band B (2013)
Band L (2013)
Band J (2023)
Goiás state	Band A (2023)
Band L (2023, excluding the cities covered by CTBC Telecom)
Band L (2022, for the cities also covered by CTBC Telecom)
Band J (2023)
Tocantins state	Band A (2023)
Band L (2023)
Band J (2023)
Mato Grosso state	Band A (2024)
Band L (2024)
Band J (2023)
Mato Grosso do Sul state	Band A (2024)
Band L (2024, excluding the city of Paranaíba)
Band L (2022, for the city of Paranaíba)
Band J (2023)
Rondônia state	Band A (2024)
Band L (2024)
Band J (2023)
Acre state	Band A (2024)
Band L (2024)
Band J (2023)
Amapá state	Band B (2013)
Band J (2023)
Amazonas state	Band B (2013)
Band J (2023)
Maranhão state	Band B (2013)
Band J (2023)
Pará state	Band B (2013)
Band J (2023)
Roraima state	Band B (2013)
Band J (2023)
Federal district	Band A (2021)
Band L (2021)
Band J (2023)
Bahia state	Band A (2023)
Band L (2023)
Band J (2023)

Area	Frequency Range Covered by License (Expiration of Right to Use Spectrum)
Sergipe state	Band A (2023)
Band L (2023)
Band J (2023)
Rio de Janeiro state	Band A (2020)
Band L (2020)
Band J (2023)
Espírito Santo state	Band A (2023)
Band L (2023)
Band J (2023)
Rio Grande do Sul state	Band A (2022)
Band L (2022)
Band L (2022, for the metropolitan area of Pelotas)
Band J (2023)
Minas Gerais state (Telemig Celular)	Band A (2023)
Band E (2020, for the cities also covered by CTBC Telecom)
Band J (2023)
Other	Band L (2022, covering the states of Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte)
Band J (2023)

        All Band A and B services are provided on the 850 MHz radio frequency, Band E is provided on the 1,800 MHz and 900 MHz radio frequency, and all Band L and J services are provided in the 1,900-2,100 MHz radio frequency range.

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

        In 2005, ANATEL approved provisional agreements among the local fixed line and mobile operators to determine the interconnection fees for local calls (known as "VC1" calls). These agreements provide for a 4.5% annual adjustment of interconnection fees for these calls. In March 2006, ANATEL approved a provisional agreement for interconnection fees for VC2 and VC3 long distance calls that also provides for a 4.5% annual adjustment to interconnection fees. In July 2007, ANATEL approved a provisional agreement among the fixed line operators Telefónica, Telemar, Brasil Telecom, CTBC Telecom, Sercomtel and the mobile operators to determine the interconection fees for VC1, VC2 and VC3 calls. The provisional agreement also provides for a 1.97143% annual adjustment to interconnection fees in Region I (Telemar's region) and 2.25356% in Regions II (Brasil Telecom's region) and III (Telefónica's region). Then in July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefónica, Telemar, Brasil Telecom, CTBC Telecom, Sercomtel and the mobile operators to determine the interconection fees for VC1, VC2 and VC3 calls. This latest provisional agreement provides for a 1.89409% annual adjustment to interconnection fees in Region I (Telemar's region) and a 2.06308% in Regions II (Brasil Telecom's region) and III (Telefónica's region). The annual adjustments under these agreements may not be sufficient to cover Vivo's costs and preserve its margins from interconnection with Vivo's network. In particular, because a significant number of mobile subscribers use prepaid mobile services and generally receive more calls than they make, Vivo derives an important part of its revenues from the interconnection fees paid to it by the wireline operators for traffic originating on wireline networks and terminating on its mobile networks.

        In 2005, ANATEL further standardized regulations governing wireline service, referred to as the Sistema de Telefonia Fixa Comutada (Fixed Telephony Interconnection System, or "STFC"), and those regulations affect the interconnection of mobile service with wireline service.

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. Under Resolutions 438/2006, 480/2007, 483/2007, and 503/2008, beginning in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in arbitration cases by ANATEL to determine the value of interconnection fees.

        ANATEL has also published resolutions proposing new regulations regarding interconnection charges that could adversely affect Vivo's revenues and results of operations. These proposals include (1) a resolution that one SMP operator in its authorization area is to receive only one interconnection charge for calls originated and terminated on its network (a proposal whose implementation has already been demanded by ANATEL), (2) a resolution for new negotiation rules for interconnection charges in arbitration cases under which ANATEL would have a role in determining the charges and (3) a resolution for the unification of interconnection charges in any given region of the general authorization plan (Plano Geral de Autorizações) for the SMP regime among SMP providers of the same economic group that have significant market power, according to criteria still to be defined. In this regard, when ANATEL organized the auction in December 2007 for new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated Bands F, G, I and J, it specified that any license awarded to a holder of an existing SMP license in the same region would be unified with that existing license within 18 months from the publication of the terms of authorization awarding the new license (the publication of the terms occurred on April 30, 2008). Because Vivo and Telemig Celular were awarded Band J licenses in regions where they already possess SMP licenses, the unification provision is likely to apply to Vivo and Telemig Celular. In addition, the invitation document for the December 2007 auction modified the rule for renewal of radio frequency licenses and includes in operating profits (which is one of the criteria considered in the renewal process) not only the profits received from customers through mobile service plans but also the profits received from payments from other operators for the use of the SMP network.

        Resolution 516/2008, published by Anatel in November 2008, relates to the General Plan to update Brazilian telecommunications regulations ("Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil" or "PGR"). In this general plan, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as the necessity of proposals for service quality improvement (which will likely cause the rise of operating costs), the regulation of virtual mobile operation (MVNO) (which will likely increase competition), the regulation of significant market power ("Poder de Mercado Significativo—PMS") (the VU-M price unification among SMP providers of the same economic group having significant market power is expected and could reduce Vivo's revenues) and the regulation of multimedia communication services ("Serviço de Comunicação Multimídia—SCM") (which will likely increase competition).

        These new proposed regulations could have an adverse effect on Vivo's results of operations because (1) interconnection charges could drop, thereby reducing Vivo's revenues, (2) ANATEL may allow favorable prices for economic groups without significant market power and (3) the VU-M prices Vivo charges in some regions in which it operates are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors could reduce Vivo's average prices and its revenues.

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

        In 2008, ANATEL published Resolution 516/2008 containing a general plan to update the regulation of telecommunications in Brazil (Plano Geral de Atualizaçao da Regulamentaçao das Telecomunicaçoes no Brasil—PGR), addressing several areas of vital importance for the mobile telecommunications business, such as the necessity of preparation of proposals for the improvement of the quality of service, offers of new bands of radio frequencies (450 MHz, 2.5 GHz and 3.5 Ghz), the regulation of virtual mobile network operations (MVNO), the regulation of significant market power (Poder de Mercado Significativo—PMS) and for the regulation of multimedia communications services (Serviço de Comunicaçao Multimídia—SCM).

        In 2008, the Brazil Government published Decree 6654/2008 revising the fixed-line general concession plan (Plano Geral de Outorgas—PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. (Region I)—Telemar or Oi—to buy Brasil Telecom (Region II).

  Rate Regulation

        SMP licenses continue to provide for a price-cap mechanism to set and adjust rates on an annual basis for the basic plan of service. The cap is a maximum weighted average price for a package of services. The package consists of the services in Vivo's Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the general price index, or the IGP-DI (the Índice Geral de Preços—Disponibilidade Interna). However, mobile operators are able to freely set the rates for alternative service plans.

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

Overview

Our Business and Revenue Reporting Categories

        Portugal Telecom, SGPS S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided and the manner in which our management views and manages our operations. Portugal Telecom's businesses consist of the following:

•	Wireline Business	Offering the following wireline services:
		—	Retail services, including fixed line telecommunications service and Internet services to residential customers;

		—	Wholesale services; and
		—	Data and corporate services, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.
•	Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.
•	Brazilian Mobile Business	Offering mobile services in Brazil, such as voice, data and Internet-related services, through Vivo.
•	Other	International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS S.A. holding company. Our international investments other than Vivo mainly include:
		—	Mobitel, providing call center services in Brazil, which we fully consolidate in our audited consolidated financial statements;
		—	UOL, an Internet service provide in Brazil in which we hold a 29% stake and account for using the equity method;
		—	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands, which we fully consolidate in our audited consolidated financial statements;
		—	MTC, providing mobile telecommunications services in Namibia, in which we acquired a 34% stake in September 2006 and which we fully consolidated in our audited consolidated financial statements as of that date;
		—	Medi Telecom, providing mobile telecommunications services in Morocco, which we account for using the equity method;
		—	Unitel, providing mobile telecommunications services in Angola, which we account for using the equity method; and
		—	CTM, providing fixed and mobile telecommunications services in Macao, which we account for using the equity method.

Consolidation Treatment of Vivo

        We provide mobile telecommunications services in Brazil through Vivo S.A., which is fully owned by Vivo Participações, S.A., and through Telemig Celular, which has been controlled by Vivo Participações since April 2008. As of December 31, 2008, following the acquisition of control and the subsequent voluntary and mandatory tender offers concluded in May and August 2008, respectively, Vivo Participações S.A. held, directly or indirectly, 95.7% of the common shares of Telemig Celular, 36.1% of its preferred shares and 56.3% of its total share capital. We hold our participation in Vivo Participações, S.A. through our 50% interest in Brasilcel N.V., a joint venture with Telefónica. As of December 31, 2008, Brasilcel and its subsidiaries held 89.0% of the common shares of Vivo Participações, 48.7% of its preferred shares and 63.6% of its total share capital. We proportionally consolidate the financial results of Vivo in our consolidated financial results for the years ended December 31, 2006, 2007 and 2008, which include the financial results of Telemig Celular from April 1, 2008.

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

  •
  Changes in Revenue Mix.  Our pay-TV customers have increased since we introduced pay-TV service in 2008. In addition, our ADSL retail accesses increased 11.5% from 2007 to 2008 due to our marketing of service packages that include pay-TV and ADSL broadband, but our overall ADSL revenues decreased 5.3% as the effects of regulatory changes in the last several years (requiring, among other things, unbundling of the local loop, as described elsewhere in this annual report) continued to lead to downward pricing pressure for our ADSL wholesale services. In recent years, we also experienced a migration in customers from dial-up Internet use to ADSL broadband Internet services. The mix of the revenues of our wireline business has therefore shifted significantly in recent years, with pay-TV related revenues partially offseting the continued pressure on the traditional voice business. In addition, In the future we expect that broadband services will continue to be an important driver of our wireline business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

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

  •
  Workforce Reductions and Post Retirement Obligations.  In recent years, we have used workforce reductions to decrease our labor costs and increase our productivity. In 2008, we reduced our workforce in Portugal by 357 employees, incurring expenses of €100 million to do so. In addition, we have substantial unfunded liabilities for pension and healthcare benefits. These unfunded liabilities increased significantly in 2008, with gross unfunded obligations amounting to €1,809.9 million as of December 31, 2008, compared to €1,304.0 million as of December 31, 2007. In addition, in 2005, we established an autonomous fund, to which we contributed €300 million in 2005 and €302 million in 2006 to finance our post retirement healthcare obligations, and we also made contributions to our pension funds. We expect that contributions to these funds will continue to represent significant outflows in the coming years. See "Liquidity and Capital Resources—Post Retirement Benefits" below and Note 9 to our audited consolidated financial statements.

  •
  Increasing Competitive Pressure.  The telecommunications sector underwent a major transformation in Portugal, with the consolidation of a new operator—Zon Multimedia. This, coupled with increased commercial aggressiveness from Sonaecom and Vodafone, has enhanced competition in the Portuguese telecommunications sector.

  Domestic Mobile Business

  •
  Decreasing Interconnection Charges.  In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease by an average of 23.5% in 2005, 18.5% in 2006, 6.2% in 2007 and 10.9% in 2008. Both interconnection rates reached €0.065 per minute at the end of 2008. These reductions have had a significant adverse impact on TMN's revenues and results of operations. See "Item 4—Information on the Company—Our Business—Domestic Mobile Business—Prices and Revenue Breakdown."

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

  Brazilian Mobile Business

  •
  Changes in Technology and Expansion of Services:  In Brazil, Vivo began to implement a GSM network in 2006 and a WCDMA network in 2008. In September 2007, Vivo acquired 13 Band L licenses to enable it to expand its GSM network, and in December 2007, Vivo acquired seven Band J licenses to provide 3G services. Telemig, which Vivo acquired in 2008, acquired another two Band J licenses. The Telemig acquisition and Vivo's newly acquired licenses allowed to expand its services to the northeast region of Brazil and provide nationwide coverage. Vivo believes that continuing to develop and implement its GSM, WCDMA and 3G networks and addressing competitive pressures from other operators who are engaged in similar efforts will be a significant management focus in the coming years.

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

  •
  Shift to Prepaid Services.  The Brazilian mobile market has been influenced in recent years by a shift to prepaid services. Prepaid services generate usage charges and interconnection charges but do not generate fixed monthly charges. Prepaid services have also attracted lower income customers to Vivo's services, and prepaid customers tend to make fewer outgoing calls than contract customers. Prepaid services involve lower customer credit risk, but they also tend to generate lower revenues per user for these reasons. Because of the importance of contract customers to Vivo's business, Vivo has undertaken initiatives to maintain and develop the contract customer base.

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

  Seasonality

        Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality. We tend to have higher revenues in our fourth quarter in our wireline, domestic mobile and Brazilian mobile businesses due to promotional campaigns centered around the Christmas holiday. To a lesser degree, promotional campaigns at the time of the Easter and Mother's Day holidays also tend to increase our revenues in the second quarter. Our revenues from our wireline and domestic mobile businesses tend to be lower during the Portuguese summer holidays during the third quarter. Likewise, our revenues from our Brazilian mobile business tend to be lower during the Brazilian summer holidays and the Carnival holiday in the first quarter.

Discontinued Operations—Multimedia Business

        On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimedia, our former multimedia business, through a distribution to shareholders, subject to shareholder approval. Following the approval of the spin-off at the annual general meeting of our shareholders on April 27, 2007, we reclassified the results of operations of PT Multimedia as discontinued operations. On November 7, 2007, we announced the completion of the spin-off of PT Multimedia.

        Until the spin-off, we provided multimedia services in Portugal through PT Multimedia and through PT Multimedia's subsidiaries. Operating revenues from PT Multimedia were €666.5 million in 2006 and were €527.6 million and €489.1 million in the nine-month period ended September 30, 2007 and 2006, respectively.

Transition to International Financial Reporting Standards

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2008, 2007 and 2006, there were no unendorsed standards effective as of and for the years ended December 31, 2008, 2007 and 2006, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2008, 2007, and 2006 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

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

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 3 to our audited consolidated financial statements. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. At December 31, 2008, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

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

        The goodwill impairment analysis that we conducted as of December 31, 2008 did not suggest that any such impairment was likely in a future period.

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

  Accrued Post Retirement Liability

        As of December 31, 2008, we recorded an accrued post retirement liability amounting to €1,835.3 million to cover our net unfunded obligations regarding pensions and post retirement healthcare benefits. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing of the estimated defined benefit payments (duration of approximately 14 years). The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected.

  Provisions and Adjustments

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

  Assessment of the Fair Value of Certain Assets Using the Revaluation Model

        In 2008, we adopted the revaluation model of measuring the carrying value of certain classes of assets, namely the duct infrastructure and real estate assets. In order to determine the revalued amount of those assets, we used the replacement cost method for the duct infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs and the use of specific indicators for the real estate market, respectively. See Notes 4 and 34 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

Recent IFRS Accounting Pronouncements

  IFRIC 13—Loyalty Programs (for years beginning on or after July 1, 2008)

        On June 28, 2007, the IFRIC issued IFRIC 13, Customer Loyalty Programmes, which addresses accounting for loyalty award credits granted by companies to their customers who buy goods or services. In accordance with this interpretation, a company must allocate some of the proceeds of the sale of the award credits as a liability, representing its obligation to provide those awards. The amount of proceeds allocated to the award credits is measured by reference to their fair value, that is, the amount for which the award credits could have been sold separately. A company must recognize the deferred portion of the proceeds as revenue only when it has fulfilled its obligations under the awards. We include the cost of loyalty programs at fair value under operating costs in our consolidated income statements. Therefore, the adoption of this interpretation will change the presentation of this item in our consolidated income statements. We do not believe this change will have a material impact on our consolidated financial statements.

  IFRIC 16—Hedges of Net Investment in a Foreign Operation (for years beginning on or after October 1, 2008)

        In July 2008, the IFRIC issued IFRIC 16, Hedges on a Net Investment in a Foreign Operation, which provides guidance on: (a) identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation; (b) where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting; and (c) how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. We do not expect any impact on our consolidated financial statements as a result of the adoption of this interpretation.

  IAS 1 (revised)—Presentation of Financial Statements (for years beginning on or after January 1, 2009)

        On September 6, 2007, the IASB issued revised IAS 1, Presentation of Financial Statements, with the main change being the requirement that a company must present all non-owner changes in equity, or "comprehensive income," either in one statement of comprehensive income or in two statements. Comprehensive income for a period includes profit and loss plus other comprehensive income recognized in that period, whose components in the case of Portugal Telecom include primarily actuarial gains and losses, currency translation adjustments, gains and losses on remeasuring available-for-sale financial assets and the effective portion of gains and losses on hedging instruments in a cash flow hedge. Revised IAS 1 also changes the titles of financial statements (a) from "balance sheet" to "statement of financial position," (b) from "income statement" to "statement of comprehensive income" and (c) from "cash flow statement" to "statement of cash flows." The amendments to IAS 1 will only affect disclosure requirements and therefore we do not expect any significant impact on our financial statements as a result of the adoption of this revised standard.

  IAS 23 (revised)—Borrowing Costs (for years beginning on or after January 1, 2009)

        On March 29, 2007, the IASB issued revised IAS 23, Borrowing Costs, which removed the option of immediately recognizing as an expense those borrowing costs that relate to assets requiring significant time to be ready for use or sale. Companies are therefore required to capitalize borrowing costs as part of the cost of such assets. Considering the nature of, and construction period for, our tangible and intangible assets, we do not expect any material impact on our consolidated financial statements as a result of the adoption of this revised standard.

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

  IFRS 2 (revised)—Share Based payments (for years beginning on or after January 1, 2009)

        In January 2008 the IASB issued the revised standard IFRS 2, Share Based Payment—Vesting Conditions and Cancellations. The main changes resulting from this revision are as follows: (1) vesting conditions are service and performance conditions only and (2) all cancellations, either by the entity or by employees, should receive the same accounting treatment. The adoption of this standard is not expected to have a material impact on our financial statements.

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

  IFRIC 18—Transfer of Assets from Customers (as from 1 July 2009)

        In January 2009, the IFRIC issued IFRIC 18, Transfer of Assets from Customers, which clarifies the requirements for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash which is used only for its construction or acquisition) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. We do not expect any impact on our consolidated financial statements as a result of the adoption of this interpretation.

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

  IAS 28 (revised)—Investments in Associates (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IAS 28, Investments in Associates. The main change resulting from the revision of IAS 28 is as follows: if an investor loses significant influence over an associate, it derecognises that associate and recognises in profit or loss the difference between the sum of the proceeds received and any retained interest, and the carrying amount of the investment in the associate at the date significant influence is lost. We are currently analyzing the impact of the adoption of the amendments to IAS 28.

  IAS 31 (revised)—Interests in Joint Ventures (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IAS 31, Consolidated and Separate Financial Statements. Following this revision, the standard provides exemptions from application of proportionate consolidation or the equity method similar to those provided for certain parents not preparing consolidated financial statements. We are currently analyzing the impact of the adoption of the amendments to IAS 31.

  IFRIC 17—Distribution of Non-Cash Assets to Owners (for years beginning on or after July 1, 2009)

        In November 2008, the IFRIC issued IFRIC 17, Distribution of Non-Cash Assets to Owners, which clarifies that: (a) a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) an entity should measure the dividend payable at the fair value of the net assets to be distributed; and (c) an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. We do not expect any impact on our consolidated financial statements as a result of the adoption of this interpretation.

  IAS 39 (revised)—Financial Instruments: Recognition and Measurement (for years beginning on or after July 1, 2009)

        In July 2008, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and Measurement, which specifies that an entity may designate an option as a hedge of changes in the cash flows or in the fair value of a hedge item above or below a specified price or other variable. We are currently analyzing the impact of the adoption of the amendment to IAS 39.

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

Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The key changes over the course of 2006, 2007 and 2008 include:

  •
  increasing revenues from Brazilian mobile services;

  •
  decreasing wireline telephone service revenues, partially offset by increased in pay-TV revenues; and

  •
  a high level of workforce reduction program costs in 2006, 2007 and 2008, as we focus on increasing the efficiency of our wireline business.

        The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
	2006			2007			2008
	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues
Continuing Operations Operating revenues:
Wireline business	1,953.0	33.9%	(5.6)%	1,843.5	30.0%	(2.1)%	1,805.6	26.8%
Retail	1,170.6	20.3%	(12.7)%	1,022.5	16.6%	(6.9)%	952.3	14.1%
Wholesale	368.7	6.4%	5.9%	390.4	6.3%	(0.9)%	386.8	5.7%
Data and corporate	242.7	4.2%	6.3%	258.1	4.2%	8.3%	279.5	4.2%
Directories	108.9	1.9%	(9.9)%	98.0	1.6%	(8.0)%	90.2	1.3%
Sales	32.1	0.6%	24.8%	40.1	0.7%	26.1%	50.5	0.8%
Other	29.9	0.5%	15.4%	34.5	0.6%	34.3%	46.4	0.7%
Domestic mobile business	1,426.2	24.7%	2.7%	1,464.6	23.8%	3.8%	1,520.3	22.6%
Services	1,290.8	22.4%	2.4%	1,321.7	21.5%	3.2%	1,363.8	20.3%
Sales	126.0	2.2%	7.3%	135.3	2.2%	9.8%	148.5	2.2%
Other	9.4	0.2%	(18.7)%	7.6	0.1%	4.7%	8.0	0.1%
Brazilian mobile business	2,104.7	36.5%	17.0%	2,462.9	40.1%	23.4%	3,039.3	45.1%
Services	1,789.8	31.0%	20.5%	2,157.2	35.1%	24.0%	2,676.0	39.7%
Sales	254.8	4.4%	1.3%	258.1	4.2%	13.7%	293.3	4.4%
Other	60.2	1.0%	(20.8)%	47.7	0.8%	46.9%	70.0	1.0%
Other businesses	281.4	4.9%	34.1%	377.3	6.1%	(2.2)%	369.2	5.5%
Services	261.8	4.5%	38.5%	362.5	5.9%	(3.8)%	348.8	5.2%
Sales	13.3	0.2%	(32.2)%	9.0	0.1%	80.4%	16.3	0.2%
Other	6.3	0.1%	(8.1)%	5.8	0.1%	(28.8)%	4.1	0.1%
Total operating revenues	5,765.3	100.0%	6.6%	6,148.4	100.0%	9.5%	6,734.3	100.0%
Costs, expenses, losses and income:
Wages and salaries	633.5	11.0%	0.7%	638.1	10.4%	(3.4)%	616.6	9.2%
Post retirement benefits	(72.1)	(1.3)%	(9.8)%	(65.1)	(1.1)%	(168.8)%	44.8	0.7%
Direct costs	724.9	12.6%	25.2%	907.3	14.8%	19.8%	1,086.9	16.1%
Costs of products sold	580.6	10.1%	13.0%	656.1	10.7%	18.6%	778.5	11.6%
Marketing and publicity	138.3	2.4%	6.5%	147.2	2.4%	19.7%	176.3	2.6%
Supplies and external services	1,130.6	19.6%	4.3%	1,179.2	19.2%	4.3%	1,229.9	18.3%
Indirect taxes	175.9	3.1%	14.7%	201.8	3.3%	15.7%	233.6	3.5%
Provisions and adjustments	216.6	3.8%	(41.4)%	127.0	2.1%	(1.7)%	124.8	1.9%
Depreciation and amortization	1,130.7	19.6%	(0.7)%	1,123.1	18.3%	12.9%	1,268.3	18.8%
Curtailment costs, net	19.0	0.3%	1,353.5%	275.6	4.5%	(63.7)%	100.0	1.5%
Losses on disposals of fixed assets, net	(5.1)	(0.1)%	(45.7)%	(2.8)	0.0%	596.2%	(19.5)	(0.3)%
Other costs, net	115.4	2.0%	(60.9)%	45.1	0.7%	(33.5)%	30.0	0.4%
Income before financial results and taxes	977.1	16.9%	(6.3)%	915.7	14.9%	16.2%	1,064.1	15.8%
Net interest expense	220.1	3.8%	(10.3)%	197.4	3.2%	38.0%	272.4	4.0%
Net foreign currency exchange losses (gains)	(4.5)	(0.1)%	(378.2)%	12.4	0.2%	(31.6)%	8.5	0.1%
Net gains on financial assets and other investments	(18.3)	(0.3)%	1,257.0%	(248.8)	(4.0)%	(92.2)%	(19.3)	(0.3)%
Equity in earnings of affiliated companies, net	(130.6)	(2.3)%	(3.4)%	(126.1)	(2.1)%	35.6%	(171.0)	(2.5)%
Net other financial expenses	51.8	0.9%	(6.7)%	48.3	0.8%	(19.5)%	38.9	0.6%
Income before taxes	858.6	14.9%	20.3%	1,032.5	16.8%	(9.5)%	934.6	13.9%
Income taxes	(21.4)	(0.4)%	n.m.	243.3	4.0%	(4.1)%	233.3	3.5%
Net income from continuing operations	880.0	15.3%	(10.3)%	789.2	12.8%	(11.1)%	701.2	10.4%
Discontinued operations
Net income from discontinued operations	74.1	1.3%	(38.7)%	45.5	0.7%	(100.0)%	—	0.0%
Net income	954.1	16.5%	(12.5)%	834.7	13.6%	(16.0)%	701.2	10.4%
Attributable to:
Minority interests	87.4	1.5%	6.3%	92.8	1.5%	28.9%	119.7	1.8%
Equity holders of the parent	866.8	15.0%	(14.4)%	741.9	12.1%	(21.6)%	581.5	8.6%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

  Operating Revenues

        Our operating revenues increased to €6,734.3 million in 2008 from €6,148.4 million in 2007, an increase of 9.5%, reflecting a higher contribution from (1) TMN (€55.7 million), which increased by 3.8% and had 683 thousand net additions in the year, equivalent to a 10.9% increase in the customer base and (2) Vivo (€576.3 million), an increase of 23.4%, due to growth in customers and in data services. Excluding the consolidation of Telemig, Vivo's operating revenues would have increased by 13.6%. These effects were partially offset by a reduction in the contribution from the wireline business (€38.0 million), mainly as a result of the impact of continued line loss and pricing pressure on retail revenues, and notwithstanding the increase in revenues from pay-TV, data and corporate services. Other businesses decreased by 2.2% for the reasons explained below.

        We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Wireline Business.    The table below sets forth the operating revenues from our wireline business in 2007 and 2008.

	2007	2008	% Change
	(EUR Millions)
Wireline Operating Revenues (Stand-Alone)
Retail	1,023.2	953.5	(6.8)%
Wholesale	486.9	488.5	0.3%
Data and corporate	265.6	286.5	7.9%
Other wireline services	186.7	203.0	8.7%
Total	1,962.4	1,931.4	(1.6)%

        Retail revenues decreased by 6.8% to €953.5 million in 2008 from €1,023.2 million in 2007, primarily as a result of continued pressure on the traditional voice business. However, it is worth highlighting that retail revenues improved over the course of the year due to significant growth in pay-TV customers, to the number of high quality broadband net additions and to the end of initial pay-TV marketing promotions. This improvement in performance of retail revenues, quarter over quarter, occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

        Wholesale revenues increased by 0.3% to €488.5 million in 2008 from €486.9 million in 2007, as a result of higher sales of leased lines and capacity, notwithstanding lower traffic revenues, which decreased by 0.8%. Revenues associated with the provision of regulated wholesale access (ULL, ADSL and wholesale line rental) continued their downward trend.

        Data and corporate revenues increased by 7.9% to €286.5 million in 2008 from €265.6 million in 2007, as a result of new client growth and continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions, which include (1) the provision of more bandwidth for end-users based on Ethernet and IP technologies and (2) convergent and customized solutions combining telecommunications and IT. In addition, we gained new business in data centers and IT systems. Revenues from network management, outsourcing, and IT increased by 18.6% in 2008.

        Domestic Mobile Business.    The table below sets forth the operating revenues from our domestic mobile business in 2007 and 2008.

	2007	2008	% Change
	(EUR Millions)
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,146.2	1,201.6	4.8%
Interconnection	246.9	231.2	(6.3)%
Sales	141.8	159.4	12.4%
Other operating revenues	8.1	9.3	14.9%
Total	1,542.9	1,601.5	3.8%

        Operating revenues from our domestic mobile business increased by 3.8% to €1,601.5 million in 2008 from €1,542.9 million in 2007, primarily due to the increase in customer revenues due to subscriber growth, especially in mobile broadband, in spite of lower roaming-out customer revenues due to price cuts. Specifically, customer revenues increased by 4.8% in 2008 to €1,201.6 million due to subscriber growth, particularly in postpaid and wireless broadband. The increase in customer revenues was partially offset by a decrease in interconnection revenues by 6.3% due to the regulatory cuts in mobile termination rates.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in 2007 and 2008 in Euros and the total operating revenues of the Brazilian mobile business (including the portion attributable to our joint venture partner) in Reais.

	2007	2008	% Change	2007	2008	% Change
	(EUR Millions)(1)			(R$Millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	2,157.2	2,676.1	24.1%	11,502.8	14,310.0	24.4%
Sales	258.1	293.3	13.7%	1,376.1	1,568.5	14.0%
Other operating revenues	47.7	70.4	47.8%	254.1	376.6	48.2%
Total	2,462.9	3,039.8	23.4%	13,133.0	16,255.1	23.8%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased by 23.4% to €3,039.8 million in 2008 from €2,463.0 million in 2007. Excluding the consolidation of Telemig, Vivo's operating revenues would have increased by 13.6% as a result of growth in customers and an increase in data services.

        Other Businesses.    Operating revenues from our other businesses contributed €369.2 million to our consolidated operating revenues in 2008, a decrease of 2.2% from €377.3 million in 2007. This decrease was primarily due to (1) lower revenues from the call center and business process outsourcing (BPO) businesses in Portugal following the spin-off of PT Multimedia, (2) the termination of the management fee from Vivo and (3) lower contribution to consolidated revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset its growth in revenues of 12.0% in local currency.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2008 due to, among other factors, increases in post retirement benefits, depreciation and amortization, direct costs and costs of products sold, which were partially offset by a reduction in net curtailment costs. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, decreased by 3.4% to €616.6 million in 2008 from €638.1 million in 2007, primarily as a result of the reduction in the wireline business (€26.1 million) related to redundancy programs carried out in 2007 and 2008 and also as a result of management's focus on containing wage increases. This effect was partially offset by an increase at Vivo (€15.3 million) due to the impact of the consolidation of Telemig (€18.6 million).

        Post Retirement Benefits.    We recorded a €44.8 million charge for post retirement benefits in 2008, compared to a gain of €65.1 million in 2007. In 2007, this item included the recognition of prior year service gains of €110 million related to changes in benefits under our pension plans, which led to a reduction in pension benefits obligations. Excluding this effect, post retirement benefit costs would have remained broadly flat at €45 million, with the reduction in the expected return on assets (€7 million), following the decrease in fund assets over the last year, being offset by the reduction in service cost (€8 million), due to the amendments made at the end of 2007 to benefits granted under our pension plans and the above-mentioned redundancies. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Workforce Reduction Program Costs" below.

        Direct Costs.    Direct costs increased by 19.8% to €1,086.9 million in 2008 from €907.3 million in 2007. This increase is primarily explained by Vivo and the wireline business. Direct costs at Vivo increased by 32.2% (€137.8 million), reflecting the impact of the consolidation of Telemig (€54.4 million). Excluding this effect, Vivo's direct costs would have grown by 19.5% due to the increase in interconnection costs related to the growth in M2M (mobile-to-mobile) traffic, in line with the growth in Vivo's average customer base. In the wireline business, direct costs increased by 10.4% (€36.9 million), primarily as a result of programming costs related to the roll-out of pay-TV service. These effects were partially offset by a reduction of direct costs of 1.2% at TMN due to the positive impact of lower mobile termination rates.

        Costs of Products Sold.    The costs of products sold increased by 18.6% to €778.5 million in 2008 from €656.1 million in 2007, primarily reflecting higher commercial activity in the domestic and Brazilian mobile businesses, including the rollout of GSM services by Vivo. The growth at Vivo is also explained by the impact of the consolidation of Telemig (€41.2 million).

        Marketing and Publicity.    Marketing and publicity costs increased by 19.7% to €176.3 million in 2008 from €147.2 million in 2007, primarily due to higher contributions from Vivo (€22.6 million), in line with increased commercial activity, and from the wireline business (€4.5 million) related to the roll out of IP TV services. The increase at Vivo is also explained by the impact of the consolidation of Telemig (€10.1 million).

        Supplies and External Services.    Supplies and external services increased by 4.3% to €1,229.9 million in 2008 from €1,179.2 million in 2007 mainly due to the increase at Vivo (€53.1 million), primarily related to the consolidation of Telemig (€42.4 million) and to increased commercial activity and higher support services due to the increase in the subscriber base. In our domestic operations, suppliers and external services decreased by 1.6% because our focus on cost control offset the increases in customer care and support costs due to the increase in wireless broadband and pay-TV subscribers.

        Indirect Taxes.    Indirect taxes increased by 15.7% to €233.6 million in 2008 from €201.8 million in 2007, primarily due to the increase in spectrum fees at Vivo, in line with the growth in its customer base. The increase at Vivo was also impacted by the consolidation of Telemig (€12.7 million).

        Provisions and Adjustments.    Provisions and adjustments decreased by 1.7% to €124.8 million in 2008 from €127.0 million in 2007, mainly due to the reduction of €9.9 million at Vivo, with the reduction in doubtful accounts receivable, primarily explained by a lower level of improper use of Vivo's network, being partially offset by the impact of the consolidation of Telemig (€9.2 million).

        Depreciation and Amortization.    Depreciation and amortization costs increased by 12.9% to €1,268.3 million in 2008 from €1,123.1 million in 2007, reflecting higher contributions from (1) Vivo (€97.8 million), which accounts for 67% of the total increase, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the TDMA and CDMA networks following the GSM network rollout, and (2) TMN and the wireline business in Portugal (€50.2 million), as a result of increased depreciation and amortization resulting from commitments to information society projects and investments in the rollout of Pay-TV, as well as from the impact of the revaluation of ducts and certain real estate assets undertaken in 2008 (€20 million). Excluding Telemig, depreciation and amortization costs would have increased by 7.2% in 2008.

        Curtailment Costs.    Curtailment costs amounted to €100.0 million in 2008, related to the reduction of 357 employees. In 2007, curtailment costs amounted to €276 million, which included a cost of €289 million related to the reduction of 1,004 employees and a gain of €14 million related to the settlement of benefits. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Net gains on disposal of fixed assets.    Net gains on disposal of fixed assets increased to €19.5 million in 2008, from €2.8 million in 2007, mainly due to higher real estate asset disposals. The disposal of fixed assets generated cash inflows of €23 million in 2008.

        Other Costs.    Other costs decreased to €30.0 million in 2008 from €45.1 million in 2007, primarily explained by the expenses incurred in 2007 (€7 million) related to the tender offer launched by Sonae, which was rejected by PT's shareholders at the General Meeting held on March 2, 2007.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 38.0% to €272.4 million in 2008 from €197.4 million in 2007, primarily as a result of the increase in our average net debt in the period. This increase in interest expenses was partially offset by a lower average cost of debt in Brazil. Our consolidated average cost of debt was 5.0% in 2008. Excluding Brazil, the average cost of debt was 4.3% in 2008.

        Net Foreign Currency Exchange Losses (Gains).    We had net foreign currency losses of €8.5 million in 2008, compared to €12.4 million in 2007. In 2008, this item included primarily foreign currency losses related to the impact of the depreciation of the Real on Vivo's liabilities denominated in U.S. dollars and in Euros. This effect was partially offset by the impact of the appreciation of the U.S. dollar against the Euro on the cash applications denominated in U.S. dollars held by Portugal Telecom, mainly related to dividends received from Unitel. Losses recorded in 2007 are primarily explained by the impact of the depreciation of the U.S. dollar against the Euro on assets denominated in U.S. dollars mainly related to dividends from Unitel.

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €19.3 million in 2008, compared to €248.8 million in 2007. This caption primarily includes the following: (1) the change in fair value of free-standing cross currency derivative instruments, which resulted in gains of €10.4 million in 2008, primarily explained by the appreciation of the U.S. dollar against both the Euro and the Real, compared to net losses of €9.8 million in 2007, (2) gains obtained from the disposal of stakes in the share capital of Africatel, including a 3% stake in 2008 (€8.8 million) and a 22% stake in 2007 (€111.0 million), (3) the change in fair value of equity swap contracts on PT Multimedia shares, which resulted in a gain of €77.4 million in 2007, (4) the disposal of the investment in shares of Banco Espírito Santo in 2007, which resulted in a gain of €35.7 million, and (5) the financial settlement of equity swap contracts on Portugal Telecom's own shares in 2007, which resulted in gains of €32.2 million.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies increased by 35.6% to €171.0 million in 2008, compared to €126.1 million in 2007. This caption includes our share in the earnings of (1) Unitel: €122.6 million in 2008 compared to €91.8 million in 2007, (2) Médi Télécom: €12.4 million in 2008 compared to €3.1 million in 2007, (3) CTM: €16.8 million in 2008 and €17.0 million 2007 and (4) UOL: €11.4 million in 2008 compared to €13.1 million in 2007. In 2008, this caption also includes a €9.0 million gain resulting from the sale of the 34% stake in Banco BEST.
        Net Other Financial Expenses.    Net other financial expenses decreased by 19.5% to €38.9 million in 2008 from €48.3 million in 2007 and include banking services expenses, commissions, financial discounts and other financing costs. This decrease was primarily due to the reduction in certain financial taxes incurred by Vivo, following the change of related tax legislation of Brasil.

  Income Taxes

        Income taxes amounted to €233.3 million in 2008, compared to €243.3 million in 2007, corresponding to an effective tax rate of 25.0% in 2008 and 23.6% in 2007. The increase in the effective tax rate is primarily explained by higher non-taxable capital gains on the disposal of investments in 2007 which amounted to €147 million, compared to €18 million booked in 2008. Adjusting for this effect, the effective tax rate would have been 25.4% in 2008, compared to 27.3% in 2007.

  Net Income From Continuing Operations

        For the reasons described above, net income from continuing operations decreased by 11.1% to €701.2 million in 2008 from €789.2 million in 2007.

  Discontinued Operations

        Net income from discontinued operations includes the results of companies that have been disposed during the reportable periods and the after-tax gains obtained with the sale of these investments. Following the approval of the spin-off of PT Multimedia at our Annual General Meeting of Shareholders on April 27, 2007, we reported this business as a discontinued operation for all reportable periods. As a result, in 2007, net income from discontinued operations includes the earnings of PT Multimedia before minority interest until the conclusion of the spin-off in November 2007. In 2008, there were no discontinued operations.

  Net Income (Before Minority Interests)

        Net income (before minority interests) decreased by 16.0% to €701.2 million in 2008 from €834.7 million in 2007 for the reasons described above.

        Net income from our wireline business decreased by 3.3% to €274.6 million in 2008 from €284.0 million in 2007, primarily due to the increase in post retirement benefits costs, depreciation and amortization costs and to the continuing effect on revenues of competitive pressures, as explained above. These effects were partially offset by the decrease in curtailment costs.

        Net income from our domestic mobile business decreased by 5.3% to €320.2 million in 2008 from €338.0 million in 2007, primarily due to the increase in net interest expenses, which was partially offset by an increase in operating revenues, net of direct costs and costs of products sold.

        Net income (before minority interests) from our Brazilian mobile business improved to €81.7 million in 2008 from net losses of €21.5 million in 2007, primarily due to the improvement in income before financial results and taxes, with the increase in operating revenues, net of direct and commercial costs, being partially offset by an increase in depreciation and amortization costs.

  Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2008 amounted to €119.7 million and was related primarily to Vivo (€51.9 million), Africatel €24.1 million), MTC (€19.2 million) and Cabo Verde Telecom (€16.5 million) . In 2007, net income attributable to minority interests amounted to €92.8 million and related primarily to the share of minority shareholders in the net income of PT Multimedia (€29.1 million), MTC (€22.9 million), Cabo Verde Telecom (€12.5 million), Vivo (€14.7 million) and Africatel (€10.0 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom decreased by 21.6% to €581.5 million in 2008 from €741.9 million in 2007.

        Basic earnings per ordinary and A shares from total operations in 2008 decreased to €0.64 in 2008 from €0.71 in 2007 on the basis of 896,512,500 shares and 1,025,800,000 shares issued at December 31, 2008 and 2007, respectively.

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

        Operating revenues from our domestic mobile business increased by 2.7% to €1,542.9 million in 2007 from €1,502.4 million in 2006, primarily supported by the growth of service revenues (which grew by 2.2%) and equipment sales (which grew by 9.3%) as a result of successful sales and marketing campaigns. Customer revenues increased by 2.6% in 2007 to € 1,146.2 million due to new customer growth, particularly in postpaid and wireless broadband. Interconnection revenues grew by 0.3% in 2007 to € 246.9 million, notwithstanding the continuing negative impact (amounting to €14 million) of the reduction of mobile termination rates.

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

        Supplies and External Services.    Supplies and external services increased by 4.3% to €1,179.2 million in 2007 from €1,130.6 million in 2006. Commissions, which are the main component of supplies and external services, remained stable at €264 million. The increase in other supplies and external services costs was primarily explained by higher contributions from Vivo (€37.8 million) and MTC (€8.2 million), which was fully consolidated beginning in September 2006. The increase in the contribution of Vivo is primarily explained by (i) the appreciation of the Real against the Euro (€9.4 million), (ii) an increase in support services, in line with increased commercial activity, (iii) higher electricity expenses related to the GSM network and (iv) an increase in legal fees.

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

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 10.3% to €197.4 million in 2007 from €220.1 million in 2006, primarily as a result of the reduction in the average cost of debt in Portugal and Brazil, as well as a decrease in Vivo's average net debt in the period, partially offset by the effects of an increase in Portugal Telecom's average net debt in the period due to the implementation of the share buyback program. Excluding Brazil and the interest cost associated with an equity swap for PT Multimedia shares (settled in the second quarter of 2007), the average cost of debt was 3.7% in 2007, compared to 3.8% in 2006.

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

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €248.8 million in 2007, compared to €18.3 million in 2006. This caption primarily includes the following: (1) the sale of 22% of Africatel (gain of €111 million in 2007), the holding company that holds all of PT's interests in Africa other than its interest in Médi Télécom, (2) equity swaps for PT Multimedia shares (a gain of €77 million in 2007, compared to €10 million in 2006), (3) financial settlement of equity swaps for our own shares (a gain of €32 million in 2007, compared to €24 million in 2006) and (4) the disposal of an investment in Banco Espírito Santo (gain of €36 million in 2007).

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

  Discontinued Operations

        Net income from discontinued operations includes the results of companies that have been disposed during the reportable periods and the after-tax gains obtained with the sale of these investments. Following the approval of the spin-off of PT Multimedia at our Annual General Meeting of Shareholders on April 27, 2007, we reported this business as a discontinued operation in all reportable periods. As a result, in 2007 and 2006, net income from discontinued operations includes the earnings of PT Multimedia before minority interest until the conclusion of the spin-off in November 2007. Net income from discontinued operations decreased by 38.7% to €45.5 million in 2007 from €74.1 million in 2006, primarily due to a decrease in net income from PT Multimedia (partly due to the inclusion of only approximately 10 months of earnings of PT Multimedia in our results of operations in 2007, compared to a full year of earnings in 2006) and costs in 2007 related to the spin-off of €17.7 million, net of tax, primarily relating to employee, organizational and IT restructuring costs.

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

  Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2007 amounted to €92.8 million and was related primarily to the share of minority shareholders in the net income of PT Multimedia (€29.1 million), MTC (€22.9 million), Cabo Verde Telecom (€12.5 million) and 50% of the share of minority shareholders of Vivo in its net income (€14.7 million). In 2006, net income attributable to minority interests amounted to €87.4 million and was related primarily to 50% of the share of minority shareholders of Vivo's subsidiaries in their net income (€33.5 million) and to the share of minority shareholders in the net income of PT Multimedia (€28.7 million), Cabo Verde Telecom (€10.2 million) and MTC (€8.9 million).

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

  •
  shareholder remuneration in the form of dividend payments and purchases of Portugal Telecom shares; and

  •
  funding of post retirement benefits (see "—Post Retirement Benefits" below).

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased by 42.0% to €1,063.6 million as of December 31, 2008 from €1,834.9 million as of December 31, 2007. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2006, 2007 and 2008.

	2006	2007	2008
	(EUR Millions)
Cash flow from operating activities	1,821.7	1,859.2	1,828.9
Continuing operations	1,627.5	1,661.0	1,828.9
Discontinued operations	194.1	198.2	—
Cash flow from (used in) investing activities	1,136.7	235.9	80.1
Continuing operations	1,259.1	315.6	80.1
Discontinued operations	(122.4)	(79.6)	—
Cash flow from (used in) financing activities	(3,015.4)	(1,953.6)	(1,472.6)
Continuing operations	(2,929.9)	(1,933.3)	(1,472.6)
Discontinued operations	(85.5)	(20.3)	—

Total	(57.0)	141.5	436.3

  Cash Flow From Operating Activities

        Cash flows from operating activities include collections from clients, and cash flows used in operating activities include payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post retirement benefits activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil contains provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel, the corporate entity that holds the joint venture's interests in Vivo. A proposal by the managing board of Brasilcel for the payment of dividends or other distributions requires the approval of Brasilcel's supervisory board and Brasilcel's shareholders. Because of the composition of Brasilcel's supervisory board and the 50% interest of each party in the joint venture, it will effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica."

        Net cash flow from operating activities related to continuing operations increased by 10.1% to €1,828.9 million in 2008 from €1,661.0 million in 2007. This increase was primarily due to a €709.0 million increase in collections from customers and a €87.4 million reduction in payments relating to post-retirement benefits, primarily due to the reduction in the contributions to pension and healthcare funds. These effects were partially offset by a €650.8 million increase in payments to suppliers.

        Net cash flow from operating activities increased by 2.1% to €1,661.0 million in 2007 from €1,627.5 million in 2006. This increase was primarily due to a €306.6 million increase in collections from customers and a €296.6 million reduction in payments relating to post-retirement benefits, primarily due to the reduction in the contributions to the pension and healthcare funds from €362.2 million in 2006 to €155.2 million in 2007 and a reimbursement made in 2007 by PT Prestações of €86.7 million on account of healthcare expenses paid by Portugal Telecom in 2007 and in previous years. These effects were partially offset by a €376.1 million increase in payments to suppliers and a €154.9 million increase in payments relating to income taxes, primarily explained by the full utilization of tax losses carried forward from our tax consolidation group by the end of 2006, causing Portugal Telecom to pay income taxes in 2007 amounting to approximately €170 million.

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

        Net cash receipts from investing activities related to continuing operations amounted to €80.1 million in 2008, compared to €315.6 million in 2007. The decrease in net cash receipts in 2008 was primarily due to (1) a €207.3 million reduction in cash receipts from disposals of investments, primarily related to the disposals in 2007 of a 22% stake in Africatel (€117.0 million) and of the investment in Banco Espírito Santo (€ 110.3 million), (2) a €345.3 million increase in cash payments for the acquisition of investments, mainly due to the acquisition of Telemig in 2008 (€346.2 million), (3) a €300.5 million increase in cash payments for the acquisition of tangible and intangible assets, driven by the increase in capital expenditures across all businesses as explained in more detail below, and (4) a €75.6 million decrease in dividends received from associated companies. These effects were partially offset by an increase in net cash receipts from short-term financial applications, because as the maturity of most of these applications was reached, they were converted into cash and cash equivalents, which also explains the lower levels of cash receipts and payments in 2008 related to short term financial applications.

        Net cash receipts from investing activities relating to continuing operations amounted to €315.6 million in 2007, compared to net cash receipts of €1,259.1 million in 2006. The decrease in net cash receipts in 2007 was primarily due to a decrease in net cash receipts from short-term financial applications, which had been higher in 2006 as we redeemed short-term financial applications as part of our centralized cash management strategy to provide funds for the higher levels of long-term debt repayments in 2006. This effect was partially offset by (1) a €237.2 million increase in cash receipts from disposals of investments, following the sale in July 2007 of a 22% stake in Africatel

(€117.0 million) and the sale in June 2007 of the investment in Banco Espírito Santo (€110.3 million) and (2) a €89.8 million reduction in cash payments for the acquisition of investments, mainly due to the acquisition of MTC in September 2006 (€57.5 million).

  Cash Flows From (Used In) Financing Activities.

        Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings. Net cash used in financing activities decreased to €1,472.6 million in 2008, compared to €1,933.3 million in 2007, primarily due to the effect of an increase in net cash receipts from loans obtained (€566.7 million), which was partially offset by an increase in payments of interest and related expenses (€88.3 million).

        In 2008, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €790.2 million and primarily included (1) €200 million and €50 million related to the floating rate notes issued by PT Finance during 2008, (2) €324.9 million related to the increase in the commercial paper outstanding at year-end and (3) € 227 million related to the loan obtained by Vivo from Anatel related to the 3G licenses acquired in April 2008. In 2007, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €223.5 million and primarily reflected the proceeds of the exchangeable bonds issued on August 28, 2007, amounting to €750 million, partially offset by a reduction in outstanding commercial paper by €425.7 million. In 2006, cash payments for the repayment of loans, net of cash receipts from loans obtained, amounted to €1,733.5 million and primarily included (1) €899.5 million related to the repayment of the notes issued by PT Finance in February 2001, (2) €460.0 million related to the partial repayment of the credit facility entered into in 2003 and (3) €390.3 million related to the repayment of exchangeable bonds issued by PT Finance in December 2001.

        In 2008, 2007 and 2006 dividends paid amounted to €574.6 million, €552.7 million, and €552.2 million, respectively.

        In 2008 we acquired 129,287,500 treasury shares for €1,049.7 million, in 2007 we acquired 103,056,500 treasury shares for €1,050.3 million, and in 2006 we did not acquire any treasury shares.

Indebtedness

        Our total consolidated indebtedness increased by 7.7% to €6,695.9 million at the end of 2008, compared to €6,216.8 million at December 31, 2007, following the issuance of floating rate notes in 2008 totaling €250 million, the increase in commercial paper outstanding at year end (€324.9 million) and the debt related to the acquisition of 3G licenses by Vivo (€227 million), which were partially offset by a reduction in the liability related to equity swaps on our own shares. Our cash and cash equivalents increased to €1,010.7 million as of December 31, 2008 from €664.6 million as of December 31, 2007, and our short-term investments decreased to €52.9 million as of December 31, 2008 from €1,170.3 million as of December 31, 2007, primarily due to the payment of shareholder remuneration.

        The composition of our indebtedness also changed in 2008, with medium and long-term loans decreasing from 79.8% to 66.3% of our total indebtedness, since the bonds issued in 1999 (€879.5 million) mature in April 2009. We intend to repay our bonds due April 2009 using cash on hand and, to the extent necessary, funds obtained under our committed commercial paper and standby facilities, under which we had total availability of €1.6 billion as of December 31, 2008.

        The composition of our consolidated indebtedness as of December 31, 2006, 2007 and 2008 is as follows:

	As of December 31,
	2006		2007		2008
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term:
Bond loans	—	—	96.3	1.5	879.3	13.1
Bank loans	406.9	7.0	431.3	6.9	497.8	7.4
Other loans	749.9	12.8	324.0	5.2	648.6	9.7
Commitments under TMN's UMTS license(1)	—	—	55.9	0.9	25.5	0.4
Liability for equity swaps on own shares	187.6	3.2	323.2	5.2	178.1	2.7
Financial leases	28.4	0.5	25.5	0.4	25.5	0.4

Total short-term	1,372.7	23.5	1,256.1	20.2	2,254.7	33.7

Medium- and long-term:
Exchangeable bond loans	—	—	689.4	11.4	697.3	10.4
Other bond loans	3,133.6	53.7	3,061.7	49.2	2,404.8	35.9
Bank loans	1,103.4	18.9	940.9	15.1	1,021.2	15.3
Commitments under TMN's UMTS license(1)	—	—	144.7	2.3	54.0	0.8
Other loans	0.3	—	—	—	159.2	2.4
Financial leases	230.2	3.9	124.0	2.0	104.7	1.6

Total medium- and long-term	4,467.5	76.5	4,960.7	79.8	4,441.2	66.3

Total indebtedness	5,840.3	100.0	6,216.8	100.0	6,695.9	100.0

Cash and cash equivalents	548.5	9.4	664.6	10.7	1,010.7	15.1
Short-term investments	1,535.2	26.3	1,170.3	18.8	52.9	0.8

	3,756.6	64.3	4,381.8	70.5	5,632.3	84.1

(1)
For a description of TMN's commitments under its UMTS license, see "—Contractual Obligations and Off-Balance Sheet Arrangements—Contractual Obligations and Commercial Commitments."

  Maturity

        Of the total indebtedness outstanding as at December 31, 2008, €2,254.7 million is due before the end of December 2009. The remaining €4,441.2 million is medium- and long-term debt. The average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, is 4.9 years.

  Interest Rates

        As at December 31, 2008, 60.7% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued in 1999, 2005 and 2007.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody's	Baa2	Stable	March 5, 2007
Standard & Poor's	BBB-	Stable	March 16, 2007
Fitch Ratings	BBB	Stable	February 6, 2009

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

        We have four loans from the European Investment Bank (EIB) totaling €291 million as of December 31, 2008 that contained a provision under which the EIB had the right to require us to provide a guarantee acceptable to EIB in the event our ratings are downgraded from the current ratings. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we failed to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        Set forth below is a brief description of certain of our debt instruments. See Note 35 to our audited consolidated financial statements for more information.

  •
  Global Medium Term Note Program.  We have established a global medium term note program providing for the issuance of bonds. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. As of December 31, 2008, the size of the global medium term note program was €7.5 billion. Of that amount, we have issued the following bonds:

  •
  On April 7, 1999, we issued €1 billion in bonds under the program at a fixed interest rate of 4.625% per annum. These bonds mature in 2009. During 2002 and 2003, we repurchased a portion of these bonds, which we cancelled in 2004. As of December 31, 2008, the outstanding amount of the bonds maturing in 2009 was €879 million.

  •
  On March 24, 2005, we issued €1 billion in bonds under the program at a fixed interest rate of 3.75% per annum, maturing in 2012. On February 5, 2009, we issued an additional €300 million in bonds with the same terms, with an annual reoffer yield of 7.27%. Thus, the total outstanding amount of these 3.75% bonds maturing in 2012 is €1.3 billion.

  •
  Also on March 24, 2005, we issued €500 million in bonds under the program at a fixed interest rate of 4.375% per annum, maturing in 2017.

  •
  On June 16, 2005, we issued €500 million in bonds under the program at a fixed interest rate of 4.5% per annum, maturing in 2025.

    •
    On August 7, 2008, we issued €50 million in floating rate notes under the program at a floating rate three-month European Interbank Offered Rate ("Euribor") plus 1.50%, maturing in 2013.

    •
    On December 23, 2008, we issued €200 million in floating rate notes under the program at a floating rate three-month Euribor plus 2.25%, maturing in 2010.

    •
    On January 30, 2009, we issued €50 million in floating rate notes under the program, maturing in 2019 with an investor put that may be exercised on January 30, 2012. These notes bear interest at a fixed interest rate of 6.95% during the initial 3 years and at an interest rate based on the seven year Euro swap rate for January 30, 2012, plus 4.42% for the remaining seven years.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million in bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum and had an initial price of €13.9859. Following the spin-off of PT Multimedia, effective October 30, 2007, the exchange price was adjusted to €11.60, in accordance with the terms and conditions of the bonds.

  •
  Revolving Credit Facilities:

  •
  In February 2003, we entered into a bilateral revolving credit facility that amounted to €500 million, maturing in 2005. As of December 31, 2008, we had renegotiated the maturity of this facility to be February 2011.

  •
  In 2004, we entered into three other bilateral revolving credit facilities totaling €400 million: one in June 2004 amounting to €150 million and with a maturity of four years; the second in October 2004 amounting to €100 million and with a maturity of three years; and a third in October 2004 amounting to €150 million and with a maturity of three years and six months. In 2007, the maturity of the June 2004 credit facility was extended to eight years and its total amount increased to €300 million. The maturity of the €100 million credit facility was extended to five years in 2005 and to seven years in 2008. In April 2008, as the October 2004 facility matured, we entered into a new revolving credit facility in the amount of €150 million and maturing in 2011.

  •
  In July 2008, we have entered into a new revolving credit facility in the amount of €50 million with a maturity of three years. In October 2008, we have entered into an additional revolving credit facility in the amount of €365 million, of which €300 million matures in three years and the remaining €65 million matures in five years.

  •
  As of December 31, 2008, the aggregate commitments under these bilateral revolving credit facilities was €1,465 million, and we had borrowed a total of €150 million of that amount. All these facilities bear interest at a rate based on the Euribor rate plus a spread.

  •
  In January 2009, we entered into a new revolving credit facility in the amount of €50 million with a maturity of two years.

  •
  EIB Loans.  We have several amortizable loans from the EIB in the aggregate amount of €577 million as of December 31, 2008. These include (1) loans in the aggregate amount of €249.5 million, bearing an average fixed interest rate of 4.0% per annum and maturing on various dates from 2010 to 2013, (2) loans in the aggregate amount of €90.0 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 4.4% per annum as of December 31, 2008, and maturing in 2017, (3) loans in the aggregate amount of €214.3 million, bearing floating interest rates with an average rate of 3.5% per annum as of December 31, 2008 and maturing in 2014, (4) loans in the aggregate amount of €34.3 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 4.4% and maturing in 2010 and 2012 and (5) loans in the aggregate amount of US$31.9 million (equivalent to €22.9 million using the Euro/U.S. dollar exchange rate at year-end), maturing in annual installments of US$10.6 million up to 2011, whose U.S. dollar principal and floating U.S. dollar interest rate have been swapped for Euro principal and floating Euro interest rate obligation at an effective spread of 0.42% over the Euribor rate, generating exchange losses of €7.0 million as of December 31, 2008 (also part of our indebtedness). See "Item 11—Quantitative and Qualitative Disclosures About Market Risk" for more information.

  •
  Commercial Paper.  We have in place domestic commercial paper programs totaling €975 million, of which an amount of €875 million is underwritten. As of December 31, 2008, we had used an amount of €589.6 million under the underwritten portion and an additional amount of €59.0 million from the non-underwritten portion.

  •
  Vivo Indebtedness.  Our indebtedness includes bank loans in the Euro equivalent of €760.7 million as of December 31, 2008 (using the Euro/Real exchange rate at year-end), representing 50% of the outstanding indebtedness of Vivo under various bank loans, since we proportionally consolidate the assets and liabilities of Vivo. Our indebtedness also includes 50% of bonds issued by Vivo Participações on May 1, 2005 in the principal amount of R$1 billion with a maturity of ten years and an interest rate ranging between 103.3% and 104.2% of the CDI rate per annum, and 50% of bonds issued by Telemig on December 17, 2007 in the principal amount of R$55 million with maturity in 2021. Our indebtedness includes additionally €159.2 million (corresponding to the 50% share of Portugal Telecom) related to the acquisition by Vivo, S.A. of the 3G licenses in April 2008.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of the date hereof, the main covenants are as follows:

  •
  Change in Control.  The exchangeable bonds, the credit facilities amounting to €1,515 million and the loans obtained from EIB totaling €577 million as at December 31, 2008, give the right to the lenders to demand repayment of the loans in the case of any change in control of Portugal Telecom.

  •
  Credit Rating.  Certain of our loan agreements with the EIB in the amount of €291 million as at December 31, 2008 state that we may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit ratings assigned by the rating agencies to Portugal Telecom are reduced from the current levels (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed. See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  Certain credit facilities amounting to €865 million require us to, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues. As of December 31, 2008, there were no amounts outstanding under these facilities.

  •
  Disposals of Assets.  Certain credit facilities amounting to €150 million and our EIB loans in the amount of €577 million as of December 31, 2008 contain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial Ratios.  Certain credit facilities amounting to €1,015 million require that the ratio Consolidated Net Debt/EBITDA (each as defined in the agreements) should not be higher than a specified level. Other credit facilities totaling €200 million require that the ratio of our consolidated net debt to EBITDA (each as defined in the agreements) should not be higher than a specified level. In addition, the pricing conditions applicable to certain facilities in the total amount of €1,415 million may be changed depending on the ratio of our consolidated net debt to EBITDA. Finally, certain loan agreements with the EIB, totalling €111 million as of December 31, 2008, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio our consolidated net debt to EBITDA, as defined in the agreements, is higher than a specified level.

  •
  Negative Pledge.  Our global medium-term-note program, exchangeable bonds, credit facilities, and one of the commercial paper programs include certain restrictions on the granting of pledges of our consolidated assets in order to secure any loan or obligation to third parties.

        We believe we are in full compliance with the covenants described above.

        We discuss our exposure to interest rate and exchange rate risk, as well as our use of derivative instruments, in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

Post Retirement Benefits

        The following table shows the amount of our liabilities for post retirement benefits recorded on our balance sheets at December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	2007	2008
	(EUR Millions)
Gross projected pension benefit obligations(1)	4,071.5	3,747.8	3,515.2
Pensions	3,073.8	2,762.1	2,607.5
Salaries	997.7	985.7	907.7
Minus: Pension fund assets at fair value	2,263.9	2,316.8	1,738.3
Prior years' service gains(2)	—	9.7	10.6

Unfunded pension liabilities	1,807.6	1,440.7	1,787.5

Gross projected healthcare benefit obligations	491.1	455.3	426.3
Minus: Healthcare fund assets at fair value	644.2	582.3	393.4
Prior years' service gains(2)	19.1	16.2	14.8

Unfunded healthcare liabilities/(surplus)	(134.1)	(110.8)	47.7

Total unfunded liability for post retirement benefits(3)	1,673.5	1,329.9	1,835.3

    (1)
    Including salaries for pre-retired and suspended employees.

    (2)
    These prior years' service gains resulted from the effect on unvested pension and healthcare benefits of changes in the plans governing those benefits. These amounts will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years for pension benefits and 18 years for healthcare benefits).

    (3)
    As at December 31, 2008, this caption corresponds to the net amount of an accrued post retirement liability of €1,836.9 million related to pension benefits and a non-current asset of €1.6 million related to the surplus of certain pension plans.

        As of December 31, 2008, the projected benefit obligations, or "PBO," of our post retirement benefits, including pension and healthcare obligations amounted to €3,941.5 million (€2,607.5 million for pensions, €426.3 million for healthcare benefits and €907.7 million for salaries for pre-retired and suspended employees). The projected benefit obligations were computed based on a 5.75% discount rate for pension and healthcare benefits and for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 1.75% annual salary increase. These discount rates have been revised since last year, as explained below. Our post retirement benefit (pension and healthcare) plans, which are closed to new participants, cover approximately 32,000 employees (23% still in service) in the case of pensions and approximately 20,000 employees (24% still in service) in the case of healthcare obligations.

        According to the rules of the Instituto de Seguros de Portugal (ISP), the Portuguese insurance regulator, the liability related to retired employees under the pension plans have to be fully funded. Funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age under current rules. The estimated average working life of employees still in service is 15 years. As of December 31, 2008, our pension obligations for retired employees, computed based on ISP rules, are not fully funded. Therefore, PT established a contribution plan in order to bring itself into compliance with those rules.

        In Portugal, there is no legislation covering the establishment of funds to cover salaries for pre-retired and suspended employees. We will be required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees. Accordingly, there is no requirement to fund these benefit obligations at present. However, we have set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance our healthcare post-retirement liabilities. In 2006, we contributed €302 million to this fund, which is being managed in accordance with the same guidelines as its pension funds. In 2007 and 2008, we did not make additional contributions to this fund.

        The asset allocation of our pension and healthcare benefit funds as of December 31, 2008 was 38.3% equity, 36.6% bonds, 10.1% real estate and 15.0% cash and others. The effective return of the funds in 2008 was negative by approximately 23%. As of December 31, 2008, the market value of the funds amounted to €2,131.6 million and, as a result, the unfunded liability related to our post-retirement benefits amounted to €1,835.3 million. In 2008, the unfunded liabilities increased by €505.4 million. The table below shows the evolution of our net responsibilities for post retirement benefits during 2008.

	2007	2008
	(EUR Millions)
Responsibilities for post retirement benefits (initial balance)	1,673.5	1,329.9
Post retirement benefit expenses/(gains)	(65.1)	44.8
Workforce program reduction costs	289.8	94.6
Settlement of the Melhoria Marconi Plan(1)	(12.8)	—
Settlement of the DCSI Plan(2)	(1.0)	—
Contributions and payments	(269.3)	(228.7)
Net actuarial losses/(gains)(3)	(285.2)	594.8

Responsibilities for post retirement benefits (final balance)	1,329.9	1,835.3

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

    (3)
    In 2008, this caption was primarily related to the following changes in actuarial assumptions: (i) the increase in the discount rate from 5.25% to 5.75% for pension and healthcare liabilities and from 4.75% to 5.75% for salary liabilities; (ii) the reduction in the salary growth rate from 2.00% to 1.75%; and (iii) the adjustment in mortality tables (PA(90), from less four years to less five years). In 2007, this caption was primarily related to the net effect of the following changes in actuarial assumptions: (i) the increase in the discount rate from 4.75% to 5.25% for pension and healthcare liabilities and from 4.25% to 4.75% for salary liabilities, (ii) the reduction in the salary growth rate from 2.25% to 2.00%.

        Our actuarial assumptions, as discussed in Note (3) above, are subject to change and may lead to an increase or decrease in the discount rates we use. In 2006, we made the following changes in actuarial assumptions: (1) an increase in the discount rate from 4.5% to 4.75% for pension and healthcare liabilities and from 3.5% to 4.25% for salary liabilities, (2) a reduction in the long-term health care cost trend rate from 3% to 2.75%, (3) a reduction in the salary growth rate from 3.0% to 2.25%, (4) a reduction in the pension growth rate and inflation rate from 2.0% to 1.75% and (5) the adjustment in mortality tables from less three years to less four years. In determining the appropriate discount rates, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those of a number of leading Portuguese companies. Notes 9.3 and 9.5 to our consolidated financial statements contain sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our health care cost trend assumption and our assumption about the long-term rate of return on fund assets.

        The market value of the pension funds amounted to €2,131.6 million at December 31, 2008, a decrease of €767.5 million from 2007, with the payments of pension benefits (€164.2 million) and healthcare expenses (€21.2 million), and the negative return on plan assets (€628.3 million), partially offset by the contributions to the pension and healthcare funds (€46.2 million). See Notes 9.1 and 9.2 to our audited consolidated financial statements.

        The table below sets forth the components of our net post retirement benefit expense (gains) in 2006, 2007 and 2008.

	Year Ended December 31,
	2006	2007	2008
	(EUR Millions)
Service cost	28.7	17.8	10.0
Interest cost	217.5	208.9	208.7
Expected return on assets	(167.7)	(179.4)	(172.0)
Prior years service gains(1)	(150.6)	(112.3)	(2.0)

Post retirement benefit expense (gains)	(72.1)	(65.1)	44.8

    (1)
    In 2008, this caption is related to the amortization of prior years service gains on unvested pension benefits. In 2007, this caption includes: (i) a gain of €110 million resulting from the effect on vested pension benefits of changes to social security regulations (DL 187/2007 and Law 52/2007) and to adjustments introduced by Portugal Telecom to the growth rate used to calculate pension complements, and (ii) €2 million related to the amortization of prior years service gains on unvested pension benefits. In 2006, prior year service gains were primarily related to the reduction in healthcare benefits (€127 million) in connection with the changes made to our healthcare plan in order to maintain its long-term sustainability and financing.

        In 2008, net curtailment costs amounted to €100 million, reflecting the reduction of 357 employees. In 2007, net curtailment costs amounted to €275.6 million, including a cost of €289.5 million reflecting the reduction of 1,004 employees. In 2006, net curtailment costs amounted to €19 million, which include a net gain of €208.9 million related to the termination of the protocol with the Portuguese national healthcare system. Excluding this gain, workforce reduction program costs would have amounted to €227.9 million corresponding to the reduction of 772 employees and primarily included the net present value of salaries to be paid to pre-retired and suspended employees up to retirement age and the net present value of future service costs for early retired and pre-retired employees. See Notes 9.5 and 9.6 to our audited consolidated financial statements.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2006, 2007 and 2008.

	Year Ended December 31,
	2006	2007	2008
	(EUR Millions)
Contributions to the funds	59.9	38.2	61.2
Salary payments (pre-retired and suspended employees)	165.5	174.9	187.9
Regular healthcare payments	34.2	25.1	23.6
Extraordinary contribution for post retirement healthcare benefits	302.3	117.0	—
Refund	—	(86.7)	(81.2)
Settlement of DCSI plan	—	0.8	—

Sub-total	561.9	269.3	191.4
Termination payments	18.9	14.9	5.4

Payments related to post retirement benefits	580.8	284.2	196.8

Equity

        Our total equity excluding minority interests amounted to €235.6 million at December 31, 2008, €1,338.2 million at December 31, 2007, and €2,255.2 million at December 31, 2006.

        The decrease in total equity excluding minority interests in 2008 was primarily related to (1) the acquisition of treasury shares through equity swaps (€905 million), (2) dividends paid (€533 million), (3) the negative currency translation adjustments amounting to €595 million, mainly related to the depreciation of the Euro/Real exchange rate, which decreased to 3.2436 Reais per Euro at the end of December 2008 and (4) the net actuarial losses related to post retirement benefits amounting to €437 million (net of taxes). These effects were partially offset by net income for the period (€582 million) and the revaluation of Portugal Telecom's duct infrastructure (€638 million, net of taxes) and of real estate assets (€153 million, net of taxes).

        The decrease in total equity excluding minority interests in 2007 was primarily related to the acquisition of treasury shares through equity swaps (€1,158 million), dividends paid (€516 million) and the spin-off of PT Multimedia (€405 million). These effects were partially offset by the net income for the period (€742 million), the net actuarial gains recorded in the period (€210 million, net of tax) and the effect of positive currency translation adjustments (€204 million), primarily due to the depreciation of the Real against the Euro in 2007.

        Our total equity excluding minority interests as a percentage of total assets decreased from 10.2% at the end of 2007 to 1.7% at the end of 2008. Our gearing ratio, calculated as the ratio of net debt to total equity plus net debt, was 67.8% and 82.4% as of the end of 2007 and 2008, respectively.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual obligations:
Indebtedness(1)	6,695.9	2,254.7	690.7	1,544.5	2,206.0
Interest on indebtedness(2)	1,656.0	355.1	457.4	344.3	499.3
Unfunded post retirement benefits(3)	3,842.0	336.3	650.1	489.2	2,366.4
Operating lease obligations	703.4	138.3	148.8	128.5	287.8
Unconditional purchase obligations(4)	375.2	304.0	47.5	23.8	—
Total contractual cash obligations	13,272.5	3,388.3	1,994.4	2,530.3	5,359.5

(1)
This caption includes €649 million related to commercial paper maturing in 2009, which we expect will be rolled over.

(2)
Interest on indebtedness is based on our indebtedness as of December 31, 2008 and our assumptions regarding interest rates on our floating rate debt. Our actual interest obligations could vary significantly from these amounts depending on future financing activities and market interest rates.

(3)
These amounts correspond to the undiscounted payments to be made by our company for salaries due to pre-retired and suspended employees and to expected contributions to our healthcare fund, PT Prestações, described above in "—Post Retirement Benefits." The total amount differs from the net accrued post retirement liability recognized on our consolidated balance sheet, primarily because the amount in this table reflects the discounted unfunded obligations.

(4)
Unconditional purchase obligations are related primarily to (a) contractual agreements with our fixed asset suppliers (network assets, telecommunications equipment and terminal equipment), amounting to €280 million, and (b) the remaining commitments related to the TMN's UMTS license amounting to €95 million.

        Our operating leases relate to the contractual rental agreements entered into by our businesses, include obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred. Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

        As described in "Item 4—Information on the Company—Regulation—Portugal—Summary of Our Concession and Existing Licenses—TMN's Mobile Service License," TMN holds a license to offer UMTS service. Under the purchase agreement for the UMTS license, we committed to make contributions of €532 million to the development of the information society in Portugal during the period through the maturity of the license (2015). In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount is to be spent on "E Initiatives," an initiative led by the Portuguese State to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million is to be spent on subsidies for equipment, service discounts and network investments, and will be recorded when incurred, as it is expected that these investments will be made in the ordinary course of business of TMN. The amount related to the "E Initiatives" was recognized as an intangible asset with a corresponding liability on our balance sheet in 2007 in the amount of its net present value (€233 million). In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from that market, in the amount of €8 million. As of December 31, 2008, the outstanding liability related to these contributions amounted to €79 million following contributions made in 2008. The amounts of contributions we make to meet our commitments is subject to approval by ANACOM.

        In 2008 and within the scope of the UMTS committments, TMN and the Portuguese government signed a memorandum of understanding relating to an initiative for elementary schools, named "e-escolinhas," which is similar to the previous initiative "e-escolas." As at December 31, 2008, the terms and conditions of TMN obligations were not reliably estimated, and therefore no liability was recognized.

Off-Balance Sheet Arrangements

        In the course of our business we grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2008, we had given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank guarantees and other guarantees given to Tax Authorities	42.6	42.6	—	—	—
Bank guarantees given to Portuguese courts for outstanding litigation	1.7	1.7	—	—	—
Bank guarantees given to other entities:
By TMN to ANACOM	18.9	18.9	—	—	—
By PT Comunícações	15.2	15.2	—	—	—
Other bank guarantees	14.2	14.2	—	—	—
Comfort letters and other bank guarantees	2.3	2.3	—	—	—

        As of December 31, 2008, bank guarantees given on behalf of TMN include guarantees presented to ANACOM related to TMN's obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were given to municipal authorities and are primarily related to the repayment of taxes and other fees in connection with our use of public rights-of-way.

        We have issued comfort letters and other guarantees in order to guarantee loans obtained by associated companies.

        In addition to the guarantees indicated in the table above, Portugal Telecom group companies have provided the guarantees described below.

        In October 2000, Médi Télecom entered into medium- and long-term loans totaling €1,000 million with a consortium led by International Finance Corporation, or the "IFC," and the banks ABN Amro and Sociéte Générale. The loans had an average term of eight years and served to refinance the short-term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network. Médi Télecom restructured the loans in July 2004, extending the maturity to 2012. Under the provisions of the contracts, Médi Télecom is required to attain certain financial performance levels. The major shareholders of Médi Télecom (Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental S.A. (32.18%) and Banque Marrocaine du Commerce Exterior (17.59%)) signed a Shareholders Support Deed according to the terms of which they committed to make future capital contributions to Médi Télecom (in the form of capital or shareholders' loans), if necessary, to cover possible shortfalls in the agreed financial targets. Under this agreement, these parties are committed to make contributions (capital subscription or loans) proportional to their stakes in the company up to a total of €168 million, of which €50 million are related to the repayment of debt. The obligation to contribute these funds terminates as soon as Médi Télecom reaches a Net/EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the applicable documentation) ratio of less than 2.0. As at December 31, 2008, following the renegotiation of the Shareholders Support Deed, the maximum liability to Portugal Telecom amounts to €54 million, which is proportional to its stake in Médi Télécom.

        At December 31, 2008, we had assumed commitments in the ordinary course of business for the purchase of network assets, telecommunications equipment and terminal equipment amounting to approximately €280 million.

        At December 31, 2008, guarantees given by third parties on our behalf in connection with bank loans, as described in Note 43 to our audited consolidated financial statements, were as follows:

Amount (EUR Millions)
Guarantees in favor of European Investment Bank	175.7
Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	3.3

        At December 31, 2008, Portugal Telecom had bank deposits amounting to US$19 million whose use was restricted in connection with the cross-border lease transactions described in Note 34 to our audited consolidated financial statements. At the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions amounting to €20 million and €14 million, respectively.

        Finally, as part of certain sale leaseback transactions (Qualified Technological Equipment transactions, or "QTE leases") with different third parties (the majority in principal amount of which with AIG and UBS), Portugal Telecom has sold and then leased back certain telecommunications equipment. The flow of lease payments and our remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under "—Contractual Obligations and Commercial Commitments" above. The remuneration is recognized as income over the period of the transaction. Under cross-border lease transactions entered into by TMN and PT Comunicações, we have agreed with financial institutions to issue letters of credit for the benefit of the trustee, which amounted to US$67.8 million as of December 31, 2008, equivalent to €48.7 million at the exchange rate prevailing at year end. We have recorded these QTE leases on our balance sheet in accordance with IFRS. See Notes 3(l)(ix), 30 and 40 to our audited consolidated financial statements for more information on our accounting for these transactions.

        We believe that our purchase commitments are in the ordinary course of our business and that our guarantees and other financial commitments are part of our ordinary financing activities. We do not expect these commitments to have a material impact on our liquidity.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        During the year ended December 31, 2008, we made capital expenditures and financial investments (investments in other companies) totaling €1,761.7 million.

        The table below sets out our total capital investments for 2006, 2007 and 2008, including the proportional consolidation of Vivo, in millions of Euros:

	Year Ended December 31,
	2006	2007	2008
	(EUR Millions)
Capital expenditures	867.7	899.3	1,242.3
Financial investments	137.9	3.3	519.4

Total	1,005.6	902.6	1,761.7

Capital Expenditures

        During 2008, we made capital expenditures totaling €1,242.3 million, primarily relating to our mobile businesses in Brazil and Portugal and to the wireline business. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2006, 2007 and 2008, including the proportional consolidation of Vivo, in millions of Euro:

	Year Ended December 31,
	2006	2007	2008
	(EUR Millions)
Wireline(1)	238.5	292.1	402.8
Domestic Mobile(2)	188.6	182.9	244.6
Brazilian Mobile(3)	386.8	359.9	510.3
Other	53.8	64.4	84.6

Total	867.7	899.3	1,242.3

    (1)
    In 2007, this caption includes capital expenditures of €43 million related to transponder satellite capacity for the planned direct-to-home (DTH) satellite television offer.

    (2)
    In 2007, this caption excludes the commitments under the terms of the UMTS license described above under "—Contractual Obligations and Off-Balance Sheet Arrangements—Contractual Obligations and Commercial Commitments" (€242 million in 2007).

    (3)
    In 2008, this caption excludes €227 million related to the acquisition of 3G licenses by Vivo.

        Capital expenditures reached €1,242.3 million in 2008, equivalent to 18.4% of total operating revenues and representing an increase of 38.1%. The increase in wireline capital expenditures was primarily explained by investments in network upgrades to provide increased bandwidth, in great part related to the launch of IPTV services and also to an increased investment in set-top boxes due to the surge in pay-TV net additions. The increase in TMN capital expenditures was driven by the continued deployment of the 3G/3.5G networks, both in terms of capacity and coverage. The increase in Vivo capital expenditures was explained by increasing network coverage and capacity, including the Northeast states, where Vivo launched services in October 2008, and building capacity, namely in GSM/EDGE and 3G. In addition, Vivo acquired 3G licenses in April 2008 for a total amount of €227 million. Other capital expenditures include capital expenditures related to consolidated businesses not included in our primary segments and support companies. In 2008, these other capital expenditures increased to €84.6 million, compared to €64.4 million in 2007, primarily due to the increase in capex in the call center operations in Brazil, partially offset by lower capital expenditures at MTC due to the impact of the depreciation of the Namibian Dollar.

        In 2009, we expect to make investments similar in nature (though amounts may vary) to those made in 2008. We generally fund our capital expenditures from our cash flow from operations and from debt financing. See "Item 4—Information on Our Company—Businesses—Brazilian Mobile Business—Capital Expenditures," for additional information regarding Vivo's expected capital expenditures.

        As of December 31, 2008, we had commitments in the ordinary course of business for the purchase of equipment in the amount of approximately €280 million.

Financial Investments

        Investments in financial assets (including goodwill) amounted to €519.4 million in 2008, €3.3 million in 2007, and €137.9 million in 2006. In 2008, financial investments were primarily related to the acquisition of Telemig. In 2006, financial investments were primarily related to the acquisition of 34% of MTC (€109 million). Set forth below are the primary changes that occurred during the years ended December 31, 2008, 2007 and 2006 to our interests in the companies consolidated in our financial statements.

  •
  On April 4, 2008, pursuant to the stock purchase agreement and after ANATEL authorization, Vivo acquired from Telepart Participacões SA ("Telpart") a 22.7% stake of Telemig Celular Participacões SA ("Telemig Celular Participações"), which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular, for an amount of R$1,233 million (€448 million). The total shares acquired included 53.9% of the ordinary shares, which grant shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On April 8, 2008, Vivo launched two voluntary tender offers to purchase up to 1/3 of the outstanding preferred shares of Telemig Celular Participacões and Telemig Celular. These offers were concluded on May 15, 2008, and as a result, Vivo acquired additional stakes of 20.0% and 4.1% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$528 million (€206 million). The acquisition of Telemig Celular Participacões and Telemig Celular was completed after the mandatory tender offers concluded on August 15, 2008, following which Vivo acquired additional stakes of 16.0% and 3.3% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$904 million (€375 million). As a result of these transactions, Vivo has paid a total amount of €517 million (Portugal Telecom's 50% share), including €3.0 million in expenses directly attributable to the acquisition. Vivo has a stake of 58.8% of Telemig Celular Participações and 56.3% of Telemig Celular, corresponding to voting rights of 97.0% and 95.7%, respectively.

  •
  On November 7, 2007, we announced the completion of the spin-off of PT Multimedia through a distribution to our shareholders. As a result of the application of withholding tax and the mechanics for paying cash in lieu of fractional shares, we initially retained 25.7 million shares of PT Multimedia, representing 8.3% of its share capital. By November 13, 2007, we had disposed of this interest to buyers who committed to hold those PT Multimedia shares for a six-month period from November 7, 2007. We no longer retain any interest in PT Multimedia.

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

Share Capital and Share Buyback Program

        Set forth below are the primary changes in share capital that occurred during the years ended December 31, 2008, 2007 and 2006.

  Year Ended December 31, 2008 and Thereafter

  •
  We completed our share buyback program on July 25, 2008. We acquired and cancelled a total of 232,344,000 of our own shares within the framework of the program (the last shares we acquired were cancelled in December 2008), corresponding to 20.58% of the share capital on the date the share buyback program was proposed to the shareholders in 2007 (as described in the next bullet point below). On March 20, 2009, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

  Year Ended December 31, 2007

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

  Year Ended December 31, 2006

  •
  At the Annual General Meeting of Shareholders on April 21, 2006, shareholders approved a share capital increase of €338,656,950 and a subsequent share capital reduction of €1,072,413,675. The share capital increase was effected May 11, 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effected on September 11, 2006 through the transfer of that amount to accumulated earnings. Following both these transactions, our fully subscribed and paid-in share capital as at December 31, 2006 amounted to €395,099,775 and was represented by 1,128,856,500 shares with a nominal value of €0.35 each.

Research and Development

        In 2008, we invested more than €150 million in innovation, research and development, which translates into more than 2% of our total revenues. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

        We have developed narrow and broadband network access solutions for network operators and for large customers and intelligent network solutions and services for fixed and mobile operators. We have also developed advanced Web functionalities, capitalizing on our extensive customer base and drawing on a crowdsourcing system.

        In addition, we seek new solutions for the rational use of energy in our operations. The selective use of voltaic panels, wind-powered generators, hydrogen fuelcells and climatization systems has enabled greater cost containment and improved efficiency.

        We participate in a number of EU research and development programs, including projects in the Information Society Technologies, ACTS and Telematics programs, with Eurescom, a joint venture with our European operators and the SURESCOM Institute. In addition, we work to develop programs in partnership with domestic research and development institutes, with the active involvement of Carnegie Mellon University.

Exchange Rate Exposure to the Brazilian Real

        The composition of our assets and revenue base expose us to significant exchange rate risk in respect of the Brazilian Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See "—Liquidity and Capital Resources—Equity" above.

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2007 and 2008.

	As of December 31,
	2007		2008
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	7,017	53.5%	7,542	55.0%
Brazilian Real	5,466	41.7%	5,469	39.9%
Other	639	4.9%	702	5.1%

Total	13,122	100.0%	13,713	100.0%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2007 and 2008. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 35 to our audited consolidated financial statements included in this report.

	As of December 31,
	2007		2008
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	5,329	85.7%	5,593	83.5%
Brazilian Real	878	14.1%	1,103	16.5%
U.S. dollar	9	0.1%	—	0.0%
Other currencies	1	0.0%	0	0.0%

	6,217	100.0%	6,696	100.0%

Exposure to Exchange Rate Risk

        Our Brazilian Real-denominated debt enables us to hedge to a certain extent against exchange rate risk relating to our Brazilian Real-denominated assets. We do not generally use other hedging instruments to hedge our foreign currency-denominated assets. As of December 31, 2008, Vivo's consolidated debt (all of which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 16.2% of our total consolidated indebtedness.

        For more detailed information as at December 31, 2008 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        A substantial portion of our balance sheet and financial results is represented by our investments in Brazil. As of December 31, 2008, our 50% interest in Vivo's net assets amounted to €2,211.7 million at the year end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets.

        Given the substantial investments we have in Brazil, the devaluation of the Brazilian Real in recent years has had a significant impact on our balance sheet and financial results, as discussed throughout this "Item 5—Operating and Financial Review and Prospects." By the end of 2008, the exchange rate between the Euro and the Real was R$3.2436= €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of Portugal Telecom is responsible for its management and affairs. Our officers are either in charge of our various business and administrative departments and report directly to the Board of Directors or are in charge of our subsidiaries.

        As of December 31, 2008, the Board of Directors was composed of 15 to 23 directors, including the Chairman. However, in the Annual General Shareholders' Meeting to be held on March 27, 2009, we expect to amend our articles of association to provide that the Board of Directors may be composed of 15 to 25 members.The directors are elected by a majority of the votes cast at an annual shareholders meeting. In addition, a majority of votes cast by holders of A shares is required to elect one-third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of our share capital, has the right to elect a director to substitute for the director elected by the fewest number of votes provided that they voted against the winning proposal in the election of the Board of Directors. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

        A quorum for a meeting of the Board of Directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the Board of Directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

        The articles of association provide for an Executive Committee of the Board to which the Board of Directors can delegate the day-to-day management of our businesses and the monitoring of our daily operations. However, the Board of Directors remains responsible for our overall management and operations. The Executive Committee may be composed of five or seven directors selected by a majority of the Board of Directors. From among the directors elected with the approval of a majority of holders of A shares, at least one or two must be appointed to the Executive Committee (depending on whether the Executive Committee is composed of five or seven directors). The vote of a majority of the members of the Executive Committee is necessary for the taking of an action by the Executive Committee. All members have equal voting rights, and the Chief Executive Officer has the deciding vote in the event of a tie.

        The articles of association also provide for an audit committee composed of three non-executive members of the board of directors. The responsibilities of the audit committee are described below under "—Board Practices."

Board of Directors and the Executive Committee

        Our Board of Directors currently consists of 21 directors. The Executive Committee is currently composed of four directors. The names and offices of current members of our Board of Directors, their principal past affiliations and certain other information are set forth below.

        The term of office of the members of the Board of Directors listed below lapsed on December 31, 2008. Such directors remained in office until new members are appointed in accordance with Portuguese law and our bylaws. Following the Annual General Shareholders' Meeting to be held on March 27, 2009. we expect that our Board of Directors will be composed of 25 directors.

        The following directors are members of the Executive Committee:

        Zeinal Abedin Mahomed Bava.    First elected 2000. Age 43. Chief Executive Officer of Portugal Telecom, SGPS S.A. since 28 March 2008; Chairman of the Board of Directors of PT Portugal, SGPS, S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of PT Centro Corporativo, S.A.; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A.; Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of PT Ventures, SGPS, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom and Director of PT Rede Fixa, SGPS S.A.; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. from December 2005 to May 2006; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 to June 2008; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 until October 2007; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September 2007; Chairman of the Board of Directors of PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 to September 2007; Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007; Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007; Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 until April 2006; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 to December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 until May 2005; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 until

December 2003; Vice- Chairman of PT Ventures, SGPS, S.A. from 2000 until 2002; Merrill Lynch—Executive Director and Relationship Manager for Portugal Telecom, from 1998 until 1999; Deutsche Morgan Grenfell—Executive Director and Relationship Manager for Portugal Telecom from 1996 to 1998; Warburg Dillon Read—Executive Director from 1989 to 1996.

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Age 42. Chief Financial Officer and Executive Director of Portugal Telecom, SGPS, S.A. since April 2006; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A.; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A.; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Board of Directors of PT-ACS—Associação de Cuidados de Saúde; Director of PT Compras—Serviços de Consultoria e Negociação, S.A.; Member of the Board of Directors of PT Centro Corporativo, S.A.; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A.; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.; Member of the Board of Directors of PT Participações, S.A.; Member of the Board of Directors of PT Ventures, SGPS S.A.; Member of the Board of Directors of Vivo Participações, S.A.; Member of the Board of Directors of Brasilcel, N.V.; Member of the Board of Directors of Telemig Celular Participações, S.A.; Member of the Board of Directors of Telemig Celular, S.A.; Director of Africatel Holdings B.V. and Member of the Board of Directors of Unitel, SARL; Non-Executive Director of BEST—Banco Electrónico de Serviço Total, S.A. until 2007; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 until April 2006; Director of Cabo TV Madeirense, S.A. from April 2004 to September 2006; Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 until October 2007; Director of TV Cabo Portugal, S.A. from 2002 until 2006; Director of Lusomundo Audiovisuais, S.A. from 2002 until 2006; Director of Lusomundo Cinemas, S.A. from 2002 until 2006; Director of Lusomundo—Sociedade de Investimentos Imobiliários, SGPS, S.A. from March 2006 until March 2007; Director of Lusomundo Imobiliária 2, S.A. from March 2006 until March 2007; Director of PT Conteúdos S.A. from 2002 until 2006; Director of PT Televisão por Cabo, SGPS, S.A. from 2002 until 2006; Director of Sport TV from June 2002 until November 2005; Director of Lusomundo España, SL from February 2003 until April 2006; Central Manager and invited member of the Executive Committee of BES Investimento from 1998 until 2002; Associate and Director of UBS Warburg from 1994 until 1998.

        António Aleixo Claudino Caria.    First elected 2006. Age 56. Member of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A.; Member of the Board of Directors of Portugal Telecom, Inovação, S.A and Chairman of the General Meeting of Associação Portuguesa de Qualidade since 2006; Chairman of the Board of Directors of PT Contact from 2006 until 2008; Member of the Board of Directors of Cabo TV Açoreana, S.A. from 2004 until September 2007; Executive Director of TV Cabo Portugal from 2002 until 2006; Chief Executive Officer and, later, Managing Director of TV Cabo Tejo from 1998 until 2002; Managing Director of TV Cabo Lisboa from 2000 until 2002; Chief Executive Officer of TV Cabo Sado from 1996 until 1997; Member of the Board of Directors of Inesc from 1997 until 2006; Member of the Board of Fundação Cultursintra from 1999 until 2002; Member of the Associação Empresarial de Setúbal (AERSET) from 1996 until 1998; Executive Director of Portugal Telecom, S.A from 1995 to 1996; Regional Manager of Telecom Portugal from 1990 to 1995; National Representative in International Telecommunications Standards Organisations (CEPT and CCITT) from 1984 until 1990; Joined CTT Telecomunicações in 1978 and specialized in Automatical, Analogical and Digital Switching and was responsible for National Switching Technical Planning at the Engineering Division from 1983 to 1987 and for the first technical-commercial department at the Commercial Division from 1987 to 1989; Trainee Engineer at RARET, EDP and at the technical and professional teaching institute at the Ministry of Education from 1975 to 1978. Granted the title of Specialist in Telecommunications by the Ordem dos Engenheiros in 2002. Commendator of Ordem de Mérito de Pedro Álvares Cabral since 2006. Mr. Caria is not expected to continue as a member of our Board of Directors or our Executive Committee after the Annual General Shareholders' Meeting to be held on March 27, 2009.

        Rui Pedro Oliveira Barroso Soares.    First elected 2006. Age 36. Member of the Executive Committee of Portugal Telecom, SGPS S.A. since April 2006; Chief Executive Officer of Portugal Telecom Imobiliária, S.A.; Member of the Board of Directors of Africatel Holdings, BV; Chairman of the Board of Directors of Timor Telecom, S.A.; Chairman of the Board of Directors of TPT Telecomunicações Públicas de Timor, S.A.; Vice-Chairman of AIP—Associação Industrial Portuguesa; Chairman of APAN—Associação Portuguesa de Anunciantes and Member of the Board of Associação Comercial do Porto; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A., from 2006 until 2007; Executive Director of PT Compras—Serviços de Consultoria e Negociação, S.A. from 2005 until 2006; Consultant to the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., in Business Intelligence, Evaluation of Service Quality, Safety and Management of Real Estate issues from 2001 until 2004; Executive in Business Intelligence and Competitive Analysis at Banco Cetelem, Grupo Banque National de Paris/Paribas from 2000 until 2001; Assistant of the Socialist Group at the European Parliament from 1998 until 2000.

        The following directors are not members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Age 65. Chairman of the Board of Directors of Portugal Telecom, SGPS S.A. since April 2006; Chief Executive Officer of Portugal Telecom, SGPS S.A. from April 2006 until March 2008; Chairman of the Board of Directors of PT Rede Fixa, SGPS, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Chairman of the General Board of the University of Lisbon; Member of the Board of Directors of OPWAY, SGPS S.A.; Member of the Strategy Council of Banco Finantia; Chairman of the Board of the Portuguese-Chinese Chamber of Commerce and Industry; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação; Non-Executive Member of the Board of Directors of Fundação Eugénio de Almeida; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of Fundação Portugal África and Vice-Chairman of the Board of ELO—Associação Portuguesa para o Desenvolvimento Económico e a Cooperação; Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 to 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A. from 2006 to 2007; Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008; Non-Executive Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. from 2005 to 2007; Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2006 to 2007; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2002 to 2006; Non-Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., in 2001; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 to 2004; Chief Executive Officer of Diário de Notícias from 2002 to 2004; Chief Executive Officer of Jornal do Fundão from 2002 to 2004; Chief Executive Officer of Jornal de Notícias from 2002 to 2004; Chief Executive Officer of TSF from 2002 to 2004; Chief Executive Officer of Açoreana Ocidental from 2002 to 2004; Chief Executive Officer of DN da Madeira from 2002 to 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria, S.A. from 2000 to 2004; Member of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria, S.A. from 2004 to 2007; Member of the Board of Directors of Parfil SGPS, S.A. from 2001 to 2004; Chairman of the Board of Directors of Margrimar—Mármores e Granitos S.A. from 1999 to 2005; Chairman of the Board of Directors of Marmetal—Mármores e Materiais de Construção, S.A. from 1999 to 2005; Member of the Board of Directors of

Controljornal SGPS, S.A. from 1990 to 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalística e Editorial S.A. from 1990 to 2001; Director of Marcepor—Mármores e Cerâmicas de Portugal, S.A. in 1990; Chairman of Fundação Eugénio de Almeida from 1989 to 1992; Chairman of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990; Delegate Chaiman of Fundação Eugénio de Almeida from 1981 to 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standard Eléctrica during 1981; Ambassador of Portugal to the OECD from 1979 to 1981; Chief of the Civil House of the President of Portugal from 1976 until 1979.

        José Maria Alvarez-Pallette López.    First elected 2008. Age 45. Member of the Board of Directors of Portugal Telecom, SGPS S.A since 2008; Chairman of the Board of Directors and Chief Executive Officer of Telefónica Internacional S.A.; Chairman of the Supervisory Board of Brasilcel N.V.; Managing Director for Latin America and Member of the Board of Directors of Telefónica, S.A.; Chief Executive Officer of Telefónica Latin America; Member of the Board of Directors of Telefónica Móviles España, Telecomunicações de São Paulo S.A. (Telesp), Telefónica Móviles Mexico S.A., Telefónica del Perú S.A., Telefónica Larga Distancia de Puerto Rico, Colombia Telecom, S.A., Telefónica Internacional Chile S.A., Telefónica Datacorp S.A. Telefónica Móviles Colombia S.A., Telefónica Móviles Chile, S.A., Compañía de Telecomunicaciones de Chile S.A. (CTC), Telefónica Argentina, S.A. and Telefónica USA. He began his career at Arthur Young Auditors in 1987 and joined Benito & Monjardin/Kidder, Peabody & Co. in 1988, where he held positions in the research and corporate finance departments. In 1995 he joined Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Studies department. He was appointed Financial Manager for CEMEX in Spain in 1996 and General Manager for Administration and Financial Affairs for CEMEX Group's interests in Indonesia in 1998, headquartered in Jakarta. Chief Financial Officer of Telefónica Internacional in February 1999. Chief Financial Officer of Telefónica, S.A. in September 1999. Chairman of the Board of Directors of Antares, Fonditel, Telfisa and Telefónica North América; Vice-Chairman of the Board of Directors of Telefónica Perú; Member of the Board of Directors of Cemex Singapur, Admira Media, Inmobiliaria Telefónica, TPI, Telefónica Móviles, Telefónica de España, Telefónica Holding Argentina, Telefónica O2 Europe; China Netcom; Member of the Supervisory Board of Cesky Telecom.

        Franquelim Fernando Garcia Alves.    First elected 2006. Age 54. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of SLN—Sociedade Lusa de Negócios, SGPS S.A. from January 2008 until October 2008; Member of the Board of Directors of Grupo Cinveste from 2006 until 2007; Chairman and Chief Executive Officer of IGCP—Instituto de Gestão do Crédito Público from 2004 until 2006; State Deputy Secretary of Economy Minister from 2003 until 2004; Chairman of the Board of Directors of SIMAB—Sociedade Instaladora de Mercados Abastecedores, S.A. from 2002 until 2003; Chief Financial Officer of Grupo Lusomundo from 2000 until 2003; Member of the Board of Directors of Lusomundo, SGPS, S.A., Lusomundo Net, Diário de Notícias, Lusomundo Media, SGPS, S.A. and Lusomundo Audiovisuais, SGPS, S.A. from 2000 until 2003; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from 2000 until 2002; Financial Officer of Jerónimo Martins SGPS from 1996 until 2000; Chief Financial Officer of Lusomundo from 1992 until 1996. Mr. Alves is not expected to continue as a member of our Board of Directors after the Annual General Shareholders' Meeting to be held on March 27, 2009.

        Francisco Manuel Marques Bandeira.    First elected 2008. Age 51. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chairman of the Board of Directors of Banco Português de Negócios S.A; Executive Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A.; Non-Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Moçambique); Chairman of the Board of Caixa Geral de Aposentações, I.P.; Non-Executive Member of the Board of Directors of Grupo Pestana Pousadas Group; Non-Executive Member of the

Board of Directors of AdP—Águas de Portugal, SGPS, S.A. and Non-Executive Member of the Board of Directors of Visabeira, SGPS, S.A.; Chairman of the Board of Directors of Banco Caixa Geral from January until December 2008; Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. from October 2006 until March 2008; Member of the Board of Directors of Caixa Geral de Depósitos, S.A. from 2005 until 2008; Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, S.A. from 2006 until 2008; Non-Executive Member of the Board of Directors of RAVE from 2001 until 2002; Non-Executive Member of the Board of Directors of FIEP from 1997 until 2001; Vice Chairman of the Board of Directors of ICEP from 1996 until 2000; Member of the committees for EXPO 98 and for the Pavilhão de Portugal from 1996 until 1999; Officer, Sub-manager, Assistant-manager, Manager and Coordinating Manager of Banco de Fomento e Exterior from 1988 until 1996; Assistant to the Coordination Committee of the Portuguese Central Territory (Assessor da Comissão de Coordenação da Região Centro) in the PIDR for Baixo Mondego from 1986 until 1988; Officer at the IFADAP from 1981 until 1986; Lecturer in special education school (Ensino Especial) from 1975 until 1979.

        José Guilherme Xavier de Basto.    First elected 2007. Age 70. Member of the Board of Directors and of the Audit Committee of Portugal Telecom, SGPS S.A.; Member of the Center of Studies of the Chamber of Chartered Accountants and Member of the Portuguese Privatizations Monitoring Board; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        Fernando Henrique Viana Soares Carneiro.    First elected 2006. Age 58. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors and of the Executive Committee of REN SGPS S.A.; Economic Council Member at the Portuguese Embassy in London and representative of Portugal at the International Organization of Base Products from 2003 until 2006; Consultant from 2002 until 2003; Chairman of the Board of Directors of Somincor, Sociedade Mineira de Neves-Corvo, S.A. from 1998 to 2002; Chairman of the Board of Directors of EDM—Empresa de Desenvolvimento Mineiro, S.A. from 1998 until 2002; Member of the Board of Directors of the International Copper Association from 1998 until 2002; Member of the Board of Directors of the European Bank for Reconstruction and Development from 1993 until 1998; Member of the Board of Directors of the World Bank Group from 1989 until 1993. Mr. Carneiro is expected to be nominated to our Executive Committee following the Annual General Shareholders' Meeting to be held on March 27, 2009.

        Luis Filipe Rolim de Azevedo Coutinho.    First elected 2006. Age 48. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chairman of the Audit Committee and Business Consultant of Fund Box SGFII; Invited Assistant Professor at the Faculty of Economics, Universidade Nova de Lisboa from 1985 until 2008; Member of the Audit Committee of PT, SGPS S.A. from 2006 until 2007; Member of the Board of Directors and of the Audit Committee of EDP—Energias de Portugal, S.A. from May 2003 until 2006; Member of the Board of Directors of AMEC—Associação Música, Educação e Cultura from 2003 until 2005; Consultant to the Municipality of Lisbon ("Câmara Municipal de Lisboa") from 2002 until 2003; Member of the Board of Directors of Valora—Serviços de Apoio à Emissão Monetária, S.A. from 1999 until 2002; Consultant to the Board of Abrantina Group from 2000 until 2007; Member of the Board of Directors of Grupo Abrantina from 1991 until 1999; Consultant to the Bank of Portugal, Fundação Calouste Gulbenkian, and IPE. Mr. Coutinho is not expected to continue as a member of our Board of Directors after the Annual General Shareholders' Meeting to be held on March 27, 2009.

        Santiago Fernández Valbuena.    First elected 2008. Age 50. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chief Financial Officer of Telefónica, S.A., with managerial responsibilities in the Mergers & Acquisitions, Associates, and Internal Audit areas. Chairman of the Board of Directors of Fonditel and Member of the Board of Directors of Ferrovial; Chief Executive Officer of Fonditel (Pension Fund Management Company) from 1997 until 2002; Managing Director of Société Générale Equities Spain from 1994 until 1996; Head of Equity Sales and Research, Beta Capital, from1992 until 1994; Chief Economist and Head of Research, Beta Capital, from 1989 until 1992.

        João Manuel de Mello Franco.    First elected 1997. Age 62. Member of the Board of Directors and Chairman of the Audit Committee of Portugal Telecom, SGPS S.A.; Member of the Board of Directors and Chairman of the Audit Committee of EDP Renováveis, S.A. and Member of the General Board of Instituto Português de Auditoria Interna (IPAI); Member of the Board of Directors of José de Mello Participações, SGPS, S.A. from 2002 until 2006; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 until 2004; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 until 2004; Chairman of the Board of Directors of Engimais from 2001 until 2004; Member of the Board of Directors of International Shipowners Reinsurance Company from 1998 until 2005; Member of the Superior Board of Portugal Telecom from 1996 until 1997; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; Chief Executive Office and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN—Comunicações Nacionais, S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP—Telefones de Lisboa e Porto, S.A. from 1989 until 1994; Director of TDC—Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Age 42. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS S.A.; Member of the Board of Directors of E.S.VENTURES, SCR, S.A.; Member of the Board of Directors of BES-Companhia de Seguros, S.A. and Member of the Board of Directors of Glintt, Global Intelligent Technologies, SGPS S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 until 2006; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 until 2006; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant at Roland Berger & Partner, Munich from 1991 until 1993; Consultant at Roland Berger & Partner, Portugal from 1989 until 1991.

        Gerald Stephen McGowan.    First elected 2003. Age 62. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of the Virgina Center for Innovative Technology from 2004 until 2007; Ambassador of the United States to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 until 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        Rafael Luís Mora Funes.    First elected 2007. Age 43. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A.; Vice Chairman of the Board of Directors of Grupo Económica, SGPS S.A.; Member of the Compensation Committee of Grupo Impresa and of Grupo Privado Português; Vice-Chairman of Grupo Score and of Score Media in Angola; Member of the Supervisory Board of INDEG—ISCTE Business School; Member of the Board of Directors of Automóvel Clube de Portugal; and Managing Partner of Heidrick & Struggles Portugal.

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Age 47. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES-Vida, Companhia de Seguros, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Bank Espírito Santo (International) Limited; Chairman of the Board of Directors of BIC—International Bank, Ltd (BIBL); Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A. and Member of the Board of Directors of BES Finance Limited; Joined Banco Espírito Santo, Finance Department, in 1986; Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989; Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 to February 1992; Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Soc? until 1995; Coordinating Manager of the Finance, Markets and Studies Departments and responsible for the management of the Treasury Department of BES; Adivsor to the Board of Directors of Banco Espírito Santo, S.A., in 2000; General Manager of Banco Espírito Santo, S.A. in March 2003; Member of the Board of Directors of Banco Espírito Santo, S.A. since March 2004.

        Francisco Teixeira Pereira Soares.    First elected 2006. Age 59. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chairman of the Environment Committee of CEEP—Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels and Consultant of Parpública, S.A.; Member of the Board of Directors of Gadsa—Arquivo e Depósito, S.A. from October 2006 until October 2008; Economic Consultant of the Civil House of the President of the Republic of Portugal, from 2001 until 2006; Chief Executive Officer of API Capital, Sociedade de Capital de Risco, S.A. from January 2003 until October 2004; Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A. from May 2004 until January 2005; Director of NAER—Novo Aeroporto, S.A. from 2001 until 2002; Member of the Board of Directors and Chief Executive Officer of I.P.E.—Tecnologias de Informação SGPS S.A. from 2000 until 2001; Executive Director of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, S.A. from 1996 until 2000; Member of the Board of Ambelis—Agência para a Modernização Económica de Lisboa, S.A. from 1994 until 1996.

        Jorge Humberto Correia Tomé.    First elected 2002. Age 54. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Member of the Board of Directors of Caixa Geral de Depósitos, S.A.; Chairman of the Board of Directors of Caixa—Banco de Investimento, S.A.; Chairman of the Board of Directors of Gerbanca, SGPS, S.A.; Member of the Board of Directors of Banco Comercial e de Investimentos, S.A.; Chairman of the Board of Directors of TREM—Aluguer de Material Circulante, ACE and Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE; Chief Executive Officer of Caixa—Banco de Investimento, S.A. from 2001 until 2007; Non-Executive Director of Caixa Gestão de Patrimónios from 2001 until 2005; Director of the Insurance Companies of Grupo BANIF (Açoreana, O Trabalho, O Trabalho Vida) and Director of Pension and Mutual Funds managing companies from 1996 until 2001; Partner at Coopers & Lybrand in Portugal from June 1995 until November 1996; Manager of the International Division of Banco Pinto & Sotto Mayor, S.A., in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor from March 1994 until January 1995; Executive Director of SULPEDIP, S.A. (currently PME Investimentos, S.A.) from June 1989 until March 1994; Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985; Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 until 1994; Technical Officer of Coopers & Lybrand Lda. from 1980 until 1982; Economist at the IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento) from 1979 until 1980.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 44. Member of the Board of Directors of Portugal Telecom, SGPS S.A.; Chairman of the Board of Directors of Rocha dos

Santos Holding, SGPS, S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A. and of the majority of its subsidiaries; Chairman of the Board of Directors of Insight Strategic Investments, SGPS, S.A.; Chairman of Heidrick & Struggles in Portugal; Vice-Chairman of the Council of Economic Cooperation of Instituto Luso-Árabe para a Cooperação; Chairman of the Supervisory Board of Círculo de Amizade Portugal-Marrocos; Member of the Board of Directors of Automóvel Clube de Portugal; Member of the Consultive Council of the INDEG-ISCTE Executive MBA; Secretary of the Supervisory Board of Associação de Amizade Portugal-EUA and Member of the Supervisory Board of Associação Pró-Infância Santo António de Lisboa; Managing Partner in Portugal for consulting field of Heidrick & Struggles from 1995 until 2006; Member of the Compensation Committee of a bank until 2007; Manager of Andersen Consulting (currently Accenture) from 1987 until 1995.

        Thomaz de Mello Paes de Vasconcellos.    First elected 2003. Age 51. Member of the Board of Directors and of the Audit Committee of Portugal Telecom, SGPS S.A.; Managing Partner of TPV—Consultoria e Gestão, Lda.; General Manager and Member of the Board of Directors of Vendal, ALD, Sfac, and Unirent from 1988 until 1998; Controller at Hubbard Group from 1987 until 1988; Senior Manager of Arthur Andersen & Co. from 1980 until 1987; Chartered Accountant no. 561 since 1985. Mr. Paes de Vasconcellos is not expected to continue as a member of our Board of Directors after the Annual General Shareholders' Meeting to be held on March 27, 2009.

Proposed Directors

        The following directors have been proposed for election at the Annual General Shareholders' Meeting to be held on March 27, 2009.

        Carlos António Alves Duarte.    Age 48. Currently Chairman and Chief Executive Officer of PT Sistemas de Informação, S.A. See "—Executive Officers" below for the business experience of Mr. Duarte.

        Mário João de Matos Gomes.    Age 61. Founding Partner and Director of the Portuguese Statutory Auditing Firm Ascenção, Gomes, Cruz & Associado—SROC; Vice-Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC); from 1985 until 2001, Invited Audit Professor at ISEG, Technical University of Lisbon; from 1971 until 1983, staff member of Arthur Andersen & Co., with managing responsibilities in the audit and tax departments in Lisbon; from 1983 until 1987, management consultant to the Board of an industrial company for issues regarding improvement of management reporting and control systems. He was also a member of the Professional Training Working Party (Comissão de Estágio) and of the Education Working Party (Comissão de Formação Profissional), as well as Chairman of the Insurance Working Party (Comissão Técnica das Entidades Seguradoras) of the Portuguese Statutory Auditing Institute (OROC), with a relevant role in the preparation of the Portuguese Audit Statement (DRA) 830. Mr. Gomes is also expected to be nominated to our Audit Committee following the Annual General Shareholders' Meeting to be held on March 27, 2009.

        Maria Helena Nazaré.    Age 59. Rector of the University of Aveiro, Portugal, since 2002; Chair of the Steering Committee of the Institutional Evaluation Programme of the European University Association (EUA); Chair of the Committee of the Portuguese Rector's Conference for Research and Knowledge-transfer; Chair of the João Jacinto de Magalhães Foundation; Member of the Executive Council of Fundação das Universidades Portuguesas (Portuguese Universities Foundation); Member of the Portuguese Higher Council for Science, Technology and Innovation, since 2004. She was Dean of the Health School of the University of Aveiro from 2000 until 2002; Member of the Board of the Aveiro Maritime Harbour from 1999 until 2000; President of Columbus Association: Network of European and Latin-American Universities; Head of the research Lab in Semiconductor Physics of the University of Aveiro from 1986 until 1999; Vice Rector of the University of Aveiro from 1991 until

1998; Head of the Research Institute of the University of Aveiro from 1995 until 1998; Chair of the Executive Council of the João Jacinto de Magalhães Foundation from 1995 until 1998; Vice-President of the Scientific Council of the University of Aveiro from 1990 until 1991; Head of the Department of Physics of the University of Aveiro from 1978 until 1980 and from 1986 until 1988. Member of several committees of scientific institutions in Portugal and abroad.

        António Manuel Palma Ramalho.    Age 48. Chief Executive Officer of UNICRE—Instituição Financeira de Crédito, S.A., since 2006; from 2004 until 2006, Chief Executive Officer of CP—Companhia de Caminhos de Ferro Portugueses, EP; in 2004, Chief Financial Officer of RAVE, S.A.; from 2000 until 2003, member of the Executive Committee of Grupo Santander & Totta in Portugal; from 1997 until 2000, member of the Board of Directors of Grupo Champalimaud and Director of the group's banks: Banco Pinto & Sotto Mayor, Banco Totta & Açores, Crédito Predial Português and Banco Chemical Finance; market relations representative and official spokesman for relations with small investors and supervisory bodies of Grupo Champalimaud; from 1995 until 2000, Chairman of Unicre and Director of SIBS; from 1990 until 1997, manager and later member of the Board of Directors and CFO of Banco Pinto & Sotto Mayor; from 1985 until 1990, trainer and coordinator of the Financial Markets Area Training Department of Instituto de Formação Bancária—APB.

        Manuel Francisco Rosa da Silva.    Age 41. Since 2007, Member of the Board of Directors of PT Comunicações; Member of the Board of Directors of PT Multimédia from 2006 until 2007; Executive Board Member in the wireline residential retail business and non-executive at PT Pro shared services from 2004 until 2006; Trustee of the Group Pension Fund from 2004 until 2006; Group Director Corporate Finance at PT from 2002 until 2003; Director Investor Relations of PT Group from 2001 until 2002; Chief Financial Officer of PT Multimédia in 2000. He was also Consultant at KPMG Consulting; Associate in SG Warburg; Director of Deutsche, Morgan Grenfell, and Vice-President of Merrill Lynch.

        Paulo José Lopes Varela.    Chief Executive Officer of Visabeira Global, SGPS, S.A. since 2007; Vice-Chairman of Grupo Visabeira, SGPS, S.A.; Chief Executive Officer of Visabeira Moçambique and Visabeira Angola; Member of the Board of Directors of several of Visabeira's subsidiaries, such as Televisa, Comatel, Tvcabo, Turvisa, Eletrotec, Imovisa, Sogitel, Visaconstrói, Autovisa and Payshop Moçambique; joined Visabeira in 1992.

        Milton Almicar Silva Vargas.    Age 52. Since 2002, Executive Vice-Chairman of Banco Bradesco; Member of the Board of Directors of several companies of Grupo Bradesco; Member of the managing body and managing director of Fundação Bradesco; Member of the Board of Directors of the Investor Relations Brazilian Institute—IBRI; Sitting Member of the Fiscal Council of the Credit Guarantor Fund (FGC); Member of the Board of Directors of the Brazilian Association of Publicly-Held Companies (ABRASCA); Member of the Auto Regulation Board of FEBRABAN; Member of the Board of Directors and Managing Director of the Foundation Institute for Digestive System and Nutritional Diseases (FIMADEN); from March 2000 until March 2002, Managing Director of Banco Bradesco; from 1976 until 2000, Department Director in Banco Bradesco. He was Sitting Member of the Fiscal Council of the Association of Banks of the State of São Paulo (ASSOBESP), National Federation of Banks (FENABAN), Brazilian Federation of Bank Associations (FEBRABAN), Labor Union of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Sitting Member of the Board of Directors of CPM Braxis S.A.; Bradesco representative at the Managing Council of the Brazilian Institute of Accounting, Actuarial and Financial Research (IPECAFI).

        Shakhaf Wine.    Age 39. Chairman of Portugal Telecom Brasil S.A.; Vice-Chairman of the Board of Directors of Brasilcel N.V.; Chairman of the Control Committee of Brasilcel N.V.; Vice-Chairman of the Board of Directors of Vivo Participações S.A.; Vice Chairman of the Board of Directors of Telemig Participações S.A.; Vice Chairman of the Board of Directors of Telemig Celular S.A.; Chairman of the

Board of Directors of Mobitel S.A.; Member of the Board of Directors of PT Investimentos Internacionais—Consultoria Internacional S.A.; Member of the Board of Directors of PT Participações, SGPS, S.A.; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS, S.A.; Member of the Board of Directors of PT Ventures SGPS S.A.; Member of the Supervisory Board of Africatel Holdings B.V.; Member of the Board of Directors of PT Multimédia.com Brasil Ltda.; Member of the Board of Directors of Universo Online S.A.; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 to October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 to February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 to February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 to February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007. Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch, from 1998 to 2003. Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. between 1991 and 1993.

Executive Officers

        In addition to our Executive Committee, we have 15 officers who are in charge of our various businesses and administrative departments and report directly to the Board of Directors or who are in charge of our subsidiaries. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom, SGPS S.A. Appointed 2002. Age 60. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais-Consultoria Internacional S.A. since 2004; Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS S.A.) since 2000; Non-executive Member of the Board of Directors of CST-Compannia Santomense de Telecomunicações, SARL since 1999; Manager of Image and Communication Department of Portugal Telecom group from 1999 to 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 to 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 to 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 to 2005; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 to 1999; Secretary of State of Portuguese Communities from 1992 to 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 to 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 to 1982.

        Francisco José Meira Silva Nunes.    Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom SGPS, S.A. Appointed 2003. Age 45. Board Member of PT Comunicacões, S.A. since September 2007. Board Member of PT Multimedia from April 2006 to September 2007. Member of the Board of Directors of Previsão-Sociedade Gestora de Fundos de Pensões, S.A. since 2003; Member of the Board of Directors of PT PRO, S.A. since 2003 and Member of its Executive Committee since 2004; Member of the Board of Directors of PT Compras-Serviços de Consultoria e Negociação, S.A. since 2003; Partner of Audit and Business

Advisory Services of Andersen from 1999 to 2002; Manager of Audit and Business Advisory Services of Andersen from 1992 to 1999.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom SGPS, S.A. Appointed 2001. Age 42. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau since 2007; Member of the Board of Directors of Medi Telecom, SA since 2008; Member of the Supervisory Board of Brasilcel since 2008; Member of the Management Board of Africatel Holding, BV since 2008; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, SA since 2007.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Chief of Staff to the CEO and Manager of the Human Resources Department of Portugal Telecom SGPS, S.A. Appointed 2008. Age 35. Manager of the Investor Relations Department of Portugal Telecom SGPS, S.A from 2004 to 2008. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 to 2004; Portfolio Manager of BPI Fundos from 1999 to 2000; Deputy Director in the Research Department of Banco Finantia from 1996 to 1999.

        Pedro Guimaraes e Melo de Oliveira Guterres.    Manager of Planning and Control and Corporate Finance Department of Portugal Telecom SGPS,  S.A. Appointed 2008. Age 33. Manager of Planning and Control of PT Comunicações S.A. from 2007 to 2008; Manager of Planning and Control of PT Multimedia from 2003 to 2007; Business Development of Portugal Telecom SGPS, S.A from 2000 to 2003; Merryl Lynch Investment Banking from 1997 to 2000.

        Nuno Manuel Teiga Luis Vieira.    Manager of the Investor Relations Department of Portugal Telecom SGPS, S.A. Appointed 2008. Age 37. Telecoms, Media and Technology Analyst at Millennium Investment Banking from 2000 to 2008; Account and Marketing Manager at Ericsson Telecomunicacoes from 1997 to 1999; Pre-marketing and Head of Customer Support of International Telecom Services at Comnexo, Redes de Comunicacao from 1995 to 1997.

        Marta Maria Dias Quintas Neves.    Head of the Regulatory Department of PT Comunicações, S.A. Appointed 2008. Age 37. Head of the Corporate Law Department of PT Multimedia from 2006 to 2007; Deputy of the Minister of Economic Activities and Labour from 2004 to 2005; Deputy of the Secretary of State Assistant of the Ministry of Economy from 2003 to 2004; Head of the Corporate Law Department of PT Multimedia at 2002; Head of the Law Department of Lusomundo SGPS, S.A. from 2002 to 2003; Head of the Law Department of Lusomundo Audiovisuais, S.A. from 2000 to 2002; Legal Advisor of the Law Department of Lusomundo Audiovisuais, S.A. from 1999 until 2000; Lawyer at Fernando de Souza de Brito—Lawyers Office from 1995 to 1999.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom, SGPS, S.A. Appointed 2004. Age 45. Board Member of TPT—Telecomunicações Públicas de Timor, S.A., since May 2008; Chief Legal Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since April 2008; Head of European Community Affairs of ANACOM—Autoridade Nacional de Comunicações from 2003 to 2004; Member of the Regulatory Department of Portugal Telecom, SGPS S.A. from 2000 to 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from 1998 to 1999; Seconded National Expert in the European Commission-DG Enterprise and DG Information Society from 1995 to 1998; Internal Legal Adviser of the Board of Directors of CN-Comunicações Nacionais, SGPS, S.A. from 1993 to 1995.

        Ana João de Castro Dias Vieira Figueiredo.    Manager of the Internal Audit Department of Portugal Telecom, SGPS, S.A. Appointed 2008. Age 34. Senior Manager of the Internal Audit Department of

Portugal Telecom, SGPS S.A. from 2004 to 2007; Supervisor of Business Risk Services Practice of Ernst & Young from 2001 to 2003.

        Abilio Cesário Lopes Martins.    Manager of the Corporate Communications Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 37. Board Member of PT Comunicações, S.A., TMN—Telecomunicações Móveis Nacionais, S.A. and PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2007. Board Member of Portugal Telecom Brasil, S.A. since 2000. Board Member of PT.COM—Comunicações Interactivas, S.A. from 2006 to 2008. Manager of Integrated Communication of PT Comunicações, S.A. from 2004 to 2008; Media Relations Advisor for Portugal Telecom's Chief Executive Officer from 2000 to 2002; Communication and Media Relations Consultant from 1998 to 2000.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Investimentos Internacionais, S.A., Vivo, PT Sistemas de Informação S.A., PT Inovação S.A., PT PRO, S.A. and PT Compras, S.A., are set forth below:

        Zeinal Abedin Mahomed Bava.    Chairman of the Board of Directors of PT Comunicações, S.A. and TMN—Telecomunicações Móveis Nacionais, S.A. and Chief Executive Officer of PT Investimentos Internacionais, S.A. See "—Board of Directors and the Executive Committee."

        Roberto Oliveira de Lima.    Chief Executive Officer of Vivo Participações S.A., Vivo S.A. and formerly of Tele Centro Oeste Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A. and Norte Brasil Telecom S.A.; a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel. Appointed 2005. Age 57; Chief Executive Officer of Tele Sudeste Celular Participações, Tele Leste Celular Participações and Celular CRT Participações until February 2006; Chairman of the Board of Directors of Grupo Credicard from 1999 to 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A.

        Pedro Manuel Brandão Rodrigues.    Chief Executive Officer of PT Compras, S.A. Appointed 2006. Age 57. Member of Supervisory Board of Brasilcel NV since 2003; Member of the Board of Directors and of the Executive Committee of TMN-Telecomunicações Móveis Nacionais, S.A. from 2003 to 2006; Member of the Board of Directors of PT Móveis, S.G.P.S., S.A. from 2000 to 2003; Member of the Board of Directors of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A.; Member of the Board of Directors of Meditelecom from 2000 to 2004; Member of the Board of Directors of Mascom Wireless from 2002 to 2003; elected to the Portuguese Parliament for Lisbon in the General Election of March 2002 and a member of the Portuguese National Educational Council elected by Parliament from 2000 to 2005; member of the Board of Directors and of the Executive Committee of Banco Mello and Banco Mello de Investimentos from 1993 to 2000; appointed in 2002 a member of the Committee for the Definition of the Television Public Service; Chief Executive Officer of Promindústria SA from 1987 to 1993; Manager Product and Business Development of Alusuisse-Lonza in Zurich from 1980 to 1987.

        Alcino José Rito Lavrador.    Chief Executive Officer of PT Inovação, S.A. Appointed 2008. Age 47. Software engineer at CET from 1985 to 1988; Member of the SS7/ISDN Protocols National Specification Experts Group from 1989 to 1992; Chief of Signalling department at CET, implementing signaling protocols for digital switches and Intelligent Networks, from 1992 to 1997; Chief of Intelligent Networks Services Development department at CET from 1998 to 2001; Director for Systems

Integration at PT Inovação from 2002 to 2003; Executive Director at PT Inovação Brazil in Sao Paulo, Brazil, from 2003 to 2006; Member of PT Inovação's Executive Board from July 2006 to February 2008.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT PRO, S.A. Appointed 2003. Age 48. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 to 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 to 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 to 2000; Manager at Coopers & Lybrand Lisbon from 1992 to 1997; Consultant at Andersen Consulting Lisbon from 1988 to 1992; Industrial Engineer at General Motors from 1983 to 1988.

        Carlos António Alves Duarte.    Chairman and Chief Executive Officer of PT Sistemas de Informação, S.A. Appointed: 2006. Age 48. Member of the Board of Directors of TMN-Telecomunicações Móveis Nacionais, S.A. and of PT Portugal, SGPS S.A. since March 2008; Member of the Board of Directors of PT Comunicações, S.A., PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. and PT Acessos de Internet WiFi, S.A. since 2004; Chairman of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. since 2007 and Member of the Board of Directors of this same company since 2006; Member of the Board of Directors of Banco Best since 2006; Vice-President of Caixanet, S.A. since 2003;Chief Executive Officer of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas S.A. from 2003 to March 2008; Vice-President of Entigere from 2005 to October 2007; Chief Executive Officer of ONI Telecom, S.A., ONI Solutions, S.A. and Brisatel, S.A. from 2000 to 2003; Chairman of EDS Ibéria in 2000; Member of the Board Of Directors of EDS Ibéria from 1996 to 1999.Chairman of the Board of Directors of Rigorsoft and Member of the Board of Directors of Compensa from 1986 to 1996.

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

        In the year ended December 31, 2008, we paid aggregate compensation of €8,122,803 to our directors (including members of our Executive Committee). Of the total amount of compensation paid to directors in 2008 includes: (1) €4,785,850 in fixed compensation, (2) €3,336,953 in variable compensation based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group. The table below sets forth the compensation for our directors for 2007 and 2008.

	2007		2008
	Fixed	Variable	Fixed	Variable
	(EUR Millions)
Executive board members	4.0	9.2	2.9	3.3
Non-executive board members	1.5	—	1.9	—

	5.5	9.2	4.8	3.3

        In 2007, the variable compensation of the executive board members reported above included extraordinary payments to those persons, including indemnities of approximately €500 thousand, termination payments and extraordinary bonuses.

        In 2008, fixed compensation of key employees of the Portugal Telecom group management amounted to €7,621,652, and variable compensation amounted to €3,521,633, compared to fixed compensation of €7,093,734 and variable compensation of €4,554,000 in 2007.

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2008, the members of the Compensation Committee are Álvaro João Duarte Pinto Correia, João de Mello Franco and Francisco Adelino Gusmão Esteves de Carvalho. We expect that Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee), Francisco Adelino Gusmão Esteves de Carvalho, and Francisco José Queiroz de Barros Lacerda will be appointed as members of the Compensation Committee for the 2009-2011 term of office in the Annual General Shareholders' Meeting to be held on March 27, 2009. The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers.

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

        Three of our directors and executive officers also participate in the PT Comunicações pension plan or related plans on the same basis as other employees or former employees who participate in the plan. For these three directors and executive officers, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these directors and officers as of December 31, 2008 was €3 million. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

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

Board Practices

        At the General Meeting of Shareholders held on June 22, 2007, changes were made to our bylaws in order to adapt our corporate governance structure to the new legal framework established by Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. At this meeting, the shareholders approved the adoption of the "Anglo-Saxon" model described in "Item 10—

Additional Information—Corporate Governance." Under this model, the audit committee and the statutory chartered accountant are our corporate supervisory bodies.

        As of December 31, 2008, João Manuel de Mello Franco, Thomaz de Mello Paes de Vasconcellos and José Guilherme Xavier de Basto were the members of our audit committee responsible for the oversight of our management. We expect that João Manuel de Mello Franco (Chairman), José Guilherme Xavier de Basto and Mário João de Matos Gomes will be appointed as members of the audit committee for the 2009-2011 term of office in the Annual General Shareholders' Meeting to be held on March 27, 2009.

        The statutory chartered accountant, who is not a member of the audit committee, as required by Decree-Law 76-A/2006 dated March 29, 2006, is responsible for examining our accounts. As of December 31, 2008, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, and Ascensão, Gomes, Cruz & Associados SROC, represented by Mário João de Matos Gomes, were our statutory chartered accountant and substitute statutory chartered accountant, respectively. We expect that P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, will be appointed as the effective chartered accountant for the 2009-2011 term of office and that no substitute chartered accountant will be appointed, as permitted by law, at the Annual General Shareholders' Meeting to be held on March 27, 2009.

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

Employees

        We had a total of 10,440 employees in our domestic business on December 31, 2008, 10,338 employees on December 31, 2007, and 12,666 employees on December 31, 2006.

        The table below sets forth the breakdown in the total number of our employees in the years 2006 through 2008. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2006	2007	2008
Wireline	7,181	6,354	6,183
TMN	1,140	1,144	1,082
Vivo(1)	2,948	2,800	4,193
Other Businesses(2)	19,413	18,340	20,512
Discontinued Operation—PT Multimedia(3)	1,376	—	—

Total(3)	32,058	28,638	31,970

    (1)
    The number of employees corresponds to 50% of the employees of Vivo. The increase in 2008 resulted from the acquisition of Telemig.

    (2)
    The increase in 2006 resulted primarily from the acquisition of MTC in that period, which at December 31, 2006 had 322 employees. The reduction in 2007 is primarily related to our call center operations in Brazil (Mobitel), which had 14,145 employees at December 31, 2007, and 15,107 employees at December 31, 2006. The increase in 2008 is also related to Mobitel, which had 15,857 employees at December 31, 2008.

    (3)
    Of this total, we employed 12,666, 10,338 and 10,440, respectively, as of December 31, 2006, 2007 and 2008 in our domestic businesses and 19,392, 18,300 and 21,530 respectively, as of December 31, 2006, 2007 and 2008 in our international businesses.

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        The net reduction in the number of our employees since 2001 in the wireline business has resulted primarily from voluntary severance arrangements, retirement programs and suspension of employment contracts. As part of the cost rationalization program, we continued with our workforce reduction program, with headcount decreasing by 357 employees during 2008. The total cost of these reductions was approximately €100 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits."

Share Ownership and Share Option Plans

        There are no share option plans currently in place.

        As of March 20, 2009, our directors as a group directly owned 94,157 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of March 20, 2009
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava(1)	63,161	*
Luís Miguel da Fonseca Pacheco de Melo	45	*
António Aleixo Claudino Caria	486	*
Rui Pedro Oliveria Barroso Soares	50	*
Joaquim Aníbal Brito Freixial de Goes(2)	83,697,408	9.34%
Jorge Humberto Correia Tomé(3)	65,298,917	7.28%
João Manuel de Mello Franco(1)	13,308	*
Gerald S. McGowan	—	—
Thomaz de Mello Paes de Vasconcellos	—	—
Franquelim Fernando Garcia Alves	—	—
Fernando Henrique Viana Soares Carneiro	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(4)	60,416,159	6.74%
Luís Felipe Rolim de Azevedo Coutinho	—	—
Amílcar Carlos Ferreria de Morais Pires(5)	83,697,117	9.34%
Francisco Teixeira Pereira Soares	—	—
Rafael Luis Mora Funes(1)(6)	60,405,470	6.74%
José Guilherme Xavier de Basto	—	—
Francisco Manuel Marques Bandeira(7)	65,299,400	7.28%
José Maria Álvarez-Pallette López(8)	89,651,350	10.00%
Santiago Fernández Valbuena(9)	89,651,350	10.00%

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 83,694,971 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. Mr. Freixial de Goes is a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(3)
Includes 65,298,917 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Jorge Humberto Tomé. Mr. Tomé is the Chief Executive Officer of Caixa Banco de Investimento, a 99.7%-owned subsidiary of Caixa Geral de Depósitos. Mr. Tomé disclaims beneficial ownership of the shares held by Caixa Banco Geral de Depósitos and its affiliates.

(4)
Includes (1) 11,190 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and (2) 60,404,969 shares held by Ongoing Strategy Investments—SGPS, S.A., for which Mr. Nuno de Almeida e Vasconcellos acts as a Chairman of the Board of Directors and which is 99.99% owned by members of his family, and Insight Strategic Investments—SGPS, S.A., a company 99.99%-owned by Ongoing Strategy Investments—SGPS, S.A.

(5)
Includes (1) 2,146 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 83,694,971 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. Mr. Morais Pires is the Chief Financial Officer and a

  member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(6)
Includes (1) 501 shares held directly by the spouse of Mr. Rafael Luis Mora Funes and (2) 60,404,969 shares held by Ongoing Strategy Investments—SGPS, S.A., for which Mr. Rafael Luis Mora Funes acts as a member of the Board of Directors. Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by Ongoing Strategy Investments—SGPS, S.A.

(7)
Includes (1) 483 shares held directly by Mr. Francisco Manuel Marques Bandeira and (2) 65,298,917 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Francisco Manuel Marques Bandeira. Mr. Bandeira was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Executive Vice President of Caixa Geral de Depósitos. Mr. Bandeira disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos and its affiliates.

(8)
Includes (1) 100 shares held directly by Mr. José Maria Álvarez-Pallette López and (2) 89,651,250 shares held by Telefónica, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. José Maria Álvarez-Pallette López. Mr. Álvarez-Pallette López was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Chairman and CEO of Telefónica Internacional, a subsidiary of Telefónica, S.A. Mr. Álvarez-Pallette López disclaims beneficial ownership of the shares held by Telefónica, S.A. and its affiliates.

(9)
Includes (1) 100 shares held directly by Mr. Santiago Fernández Valbuena and (2) 89,651,250 shares held by Telefónica, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. Santiago Fernández Valbuena. Mr. Fernández Valbuena was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is a member of the board of directors of Telefónica de España, a subsidiary of Telefónica, S.A. Mr. Fernández Valbuena disclaims beneficial ownership of the shares held by Telefónica, S.A. and its affiliates.

        None of our other executive officers holds more than one percent of our ordinary shares.

        During 2006, 2007 and 2008, we did not adopt any share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder which owns 2% or more of our share capital based on the most recent information received from our shareholders as of March 20, 2009. The first two columns show the last number and percentage of ordinary shares reported to us by the shareholder. In some cases, the last report we received was prior to our share capital reduction in December 2008. For this reason, in the third column, we show the percent of our total ordinary shares that would be held by the shareholder, based on our 896,512,500 ordinary shares currently outstanding, assuming that the shareholder has not acquired or disposed of ordinary shares since its last report to us.

	Amount Owned as of March 20, 2009(1)	Percent of Class as reported by Shareholders	Estimated Percent of Class based on our Current Share Capital
Telefónica(2)	89,651,250	10.00%	10.00%
Brandes Investments Partners (3)	84,975,020	9.48%	9.48%
Banco Espírito Santo Group (BES)(4)	83,694,971	9.34%	9.34%
Caixa Geral de Depósitos Group(5)	65,298,917	7.28%	7.28%
Ongoing Strategy Investments—SGPS, S.A.(6)	60,404,969	6.74%	6.74%
Barclays Group (7)	23,924,243	2.54%	2.67%
Visabeira Group (8)	22,667,473	2.01%	2.53%
Controlinvest Comunicações	20,421,247	2.17%	2.28%
Taube Hodson Stonex Partners	19,401,182	2.06%	2.16%

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

(2)
Includes 76,327,500 ordinary shares held by Telefónica, S.A., 7,994,250 ordinary shares held by Telesp, S.A. and 5,329,500 ordinary shares held by Alianca Atlântica Holding B.V., all entities controlled, indirectly or directly, by Telefónica, S.A.

(3)
A U.S. registered investment adviser holding shares through its investment management clients. Each of Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby may be deemed to be beneficial owners of these shares.

(4)
Includes 59,873,605 ordinary shares held by Banco Espírito Santo, S.A., 12,280,829 ordinary shares held by holders of voting rights with whom BES has entered into a voting agreement, 11,001,601 ordinary shares held by BES Pension Fund, 60,318 ordinary shares held by members of the management and supervisory boards of BES and 4,218 ordinary shares held by companies in a control or group relationship with BES.

(5)
Includes 55,099,150 ordinary shares held by Caixa Geral de Depósitos, S.A. and 10,199,767 ordinary shares held collectively by its subsidiaries Companhia de Seguros Fidelidade Mundial, S.A., Império Bonança—Companhia de Seguros, S.A. and CGD Pensões—Sociedade Gestora de Fundos de Pensões, S.A.

(6)
Includes 22,600,000 ordinary shares held by Ongoing Strategy Investments—SGPS, S.A. and 37,804,969 ordinary shares held by Insight Strategy Investments—SGPS, S.A., a 99.99%-owned subsidiary of Ongoing Strategy Investments—SGPS, S.A.

(7)
Holdings attributed to Barclays PLC and its subsidiaries (the "Barclays Group") include 20,804,961 ordinary shares held by Barclays Capital Securities Ltd, 235,400 ordinary shares held by Barclays Fundos, 174,834 ordinary shares held by Barclays Life Assurance Co Ltd and 1,166,027 ordinary shares held by Barclays Capital Inc.

(8)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A. ("Visabeira Group") and 11,144,260 ordinary shares held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group.

        Our major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders.

        The Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of our A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,276,744 of our ordinary shares. These A shares and ordinary shares together represent 2.37% of our share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment when taking actions as a shareholder of our company.

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

        Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica." On December 18, 2007, Telefónica sold 18,558,181 of our ordinary shares, after which it held 93,915,644 of our ordinary shares, representing 9.96% of our share capital. On December 17, 2008, Telefónica announced that, due to the share capital reduction we undertook in December 2008, it held more than 10% of the voting rights. On December 19, 2008 Telefónica sold an additional 4,264,394 shares, which brought it to 10.00% of our share capital. António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, was a non-executive member of our Board of Directors until his resignation, which was announced on January 31, 2008. On February 12, 2008, José Maria Álvarez-Pallette López, Chairman and CEO of Telefónica Internacional, and Santiago Fernández Valbuena, member of the Board of Directors of Telefónica de España, were appointed as non-executive members of our Board of Directors. Telefónica is our joint venture partner in Vivo. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica."

        As of March 2008, Banco Espírito Santo Group, or BES, held, directly and indirectly, 79,924,811 of our ordinary shares, then representing 8.48% of our share capital. During 2008, BES purchased an additional 3,770,160 of our ordinary shares. As of March 2009, BES therefore holds 9.34% of our share capital. Joaquim Aníbal Freixial de Goes, member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of March 2009, Caixa Geral de Depósitos Group, or Caixa, held, directly and indirectly, 7.28% of our ordinary shares. Armando António Martins Vara, a member of the Board of Directors of Caixa, was a non-executive member of our Board of Directors until his resignation, which was announced on January 18, 2008. Jorge Humberto Correia Tomé, a member of the Board of Directors of a subsidiary of Caixa, is a non-executive member of our Board of Directors. On February 12, 2008, Francisco Manuel Marques Bandeira, Executive Vice President of Caixa, was appointed as a non-executive member of our Board of Directors.

        As of March 2009, Ongoing Strategy Investments—SGPS, S.A. ("Ongoing") held, directly and indirectly, 6.74% of our ordinary shares. Nuno de Almeida e Vasconcellos is the Chairman of Ongoing and is a non-executive member of our Board of Directors. Mr. Rafael Luis Moura Funes is a member of the Board of Directors of Ongoing and is also a non-executive member of our Board of Directors.

        As of March 2009, Visabeira Group held, directly and indirectly, 2.01% of our ordinary shares, as reported in June 2007. Taking into consideration our current share capital, Visabeira Group's holdings would represent 2.53% of our ordinary shares. Mr. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and has been nominated for election to our Board of Directors at the Annual Meeting of Shareholders to be held on March 27, 2009.

        The Board of Directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders in accordance with Portuguese law and practice. The proposal for the members of the board elected in June 2007 was submitted by BES, Caixa and Ongoing, and the proposal for the members of the board proposed to be elected at the Annual Meeting of Shareholders to be held on March 27, 2009 was submitted by BES and Caixa.

        Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2007, the following shareholders passed the threshold of ownership of move 2.0% of our share capital and are now major shareholders listed in the table above: Controlinvest Comunicações and Taube Hodson Stonex Partners. In addition, since the filing of our Annual Report on Form 20-F for the year ended December 31, 2007, the following persons who were then our major shareholders now own less than 2.0% of our shares: Telefónos de México, S.A. de C.V. (4.08% of our ordinary shares as of March 25, 2008), Fidelity Group (2.50% of our ordinary shares as of March 25, 2008), Deutsche Bank (2.26% of our ordinary shares as of March 25, 2008) and Credit Suisse (2.25% of our ordinary shares as of March 25, 2008).

        As of December 2008, approximately 20% of our issued share capital was held of record in the form of ordinary shares by approximately 126 U.S. residents. As of March 2009, approximately 5% of our issued share capital was held in the form of ADSs by 155 holders of record, including The Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, five of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. The terms of these agreements, which are not set by the non-executive Board members, are substantially identical to those entered into between independent entities in comparable transactions. These agreements generally relate to telecommunications services provided by us to those companies or financial, consultancy and services provided by those companies to us. Please see Note 45 to our audited consolidated financial statements, which note is incorporated in this section by reference, for the amounts and other details regarding transactions with these companies, including Caixa Geral de

Depósitos Group, Banco Espírito Santo (BES) Group, Visabeira Group, Barclays Bank, Controlinveste, BBVA and Heidrick & Struggles—Consultores de Gestão, Lda., a consulting firm of which Mr. Rafael Mora Funes, one of our non-executive board members, is managing director.

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

        In the ordinary course of our business, we also enter into transactions with entities that we control jointly with other persons and with associated companies in which we hold significant investments. Note 45.a to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Médi Télécom, a mobile services provider in Morocco; Sportinvest Multimédia, SGPS, SA, a manager of investments; and Multitel—Serviços de Telecomunicações, Lda., a data and digital communications services provider in Angola. The loans granted to these entities are capital loans to finance their operations and/or develop new businesses. These loans do not bear interest or mature and are recorded in our consolidated financial statements under shareholders' equity.

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

        Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute. Some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. Currently, PT Comunicações is subject to a claim for municipal taxes and fees initiated by the Municipality of Seixal. Currently there are several claims from others municipalities, including the Municipality of Aveiro.

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to:

  •
  PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts. In 2004, the Autoridade da Concorrência issued a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised statement of objections. PT Comunicações has responded to these statements of objections and does not believe it has violated applicable law and regulations. However, on August 1, 2007, the Autoridade da Concorrência imposed a fine of €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court (Tribunal do Comércio) on August 30, 2007. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the courts;

  •
  PT Comunicações regarding alleged anti-competitive practices in the broadband Internet market (this complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações); and

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. In April 2007, the Autoridade da Concorrência, accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on leased lines. On September 1, 2008, PT Comunicações was notified by the Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court (Tribunal do Comércio) on September 29, 2008. The appeal suspended the decision of the Autoridade da Concorrência pending a decision by the courts.

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

        On June 8, 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under Article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services through our then-subsidiary PT Multimedia and our subsidiary PT Comunicações, respectively. Sonaecom requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called "structural remedy." However, on February 2, 2006, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission related to this complaint are now closed. We have not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência. After the Commission's response, Sonaecom and its parent Sonae, SGPS, S.A. announced an unsolicited tender offer for all the outstanding ordinary shares of Portugal Telecom, but this tender offer has lapsed.

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

        We understand that the Directorate General for Information Society of the European Commission requested information from the Portuguese government regarding the designation of the universal service provider (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure in order to appoint the universal service provider. We further understand that in January 2009, the European Commission referred the case to the European Court of Justice, where it is pending.

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

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, S.A. (collectively, "HLC") filed a lawsuit against PT Comunicações in the Lisbon Civil Court seeking compensation of €15 million. HLC is arguing that PT Comunicações (1) ceased rendering fixed telephone services, (2) ceased rendering interconnection services and (3) interrupted PT Comunicações' leased line services, and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. The Lisbon Civil Court has scheduled final hearings for February and March 2009.

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

        TVTEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TVTEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the final trial is scheduled for May 2009.

        On November 2008 ONI—SGPS, S.A. ("ONI") initiated an arbitration proceeding against TMN. ONI is seeking damages of €24.9 million, accrued with interest or adjusted for inflation. Subsequently, taking October 31, 2008 as its reference date, ONI quantified its plea as €36.1 million overall. According to ONI, the grounds for this proceeding are the following:

  •
  On January 2001, following a public tender for the concession of four nationwide licences for international mobile communications systems (IMT2000/UMTS), the Portuguese government granted one of those four licenses to TMN and one to ONIWAY;

  •
  The aforementioned licenses stated that commercial UMTS services by the licensees should begin by November 2001;

  •
  Due to global technological difficulties, the November 2001 deadline was postponed to December 31, 2002;

  •
  Because of this postponement, ONIWAY and TMN signed a roaming agreement by which ONIWAY could, in the meantime, start using TMN's GPRS telecommunications network (TMN was already in the market as a mobile services company operating a GPRS telecommunications network);

  •
  Under the terms of this roaming agreement, ONIWAY paid TMN an upfront fee of €24.9 million;

  •
  After a second postponement of the deadline to start commercial UMTS services to the end of 2003, which, according to ONI, made it financially impossible for ONIWAY to meet its obligations under the license, ONIWAY asked the government to cancel its license and never got to use TMN's GPRS telecommunications network;

  •
  ONI now claims that TMN must pay back the aforementioned €24.9 million received from ONIWAY, as no roaming services were ever rendered by TMN to ONIWAY for reasons outside of ONIWAY's control;

  •
  ONIWAY sold its potential claim against TMN to ONI for €5.0 million, and as a result, ONI is now our counterpart in this proceeding.

        TMN has argued that it fulfilled all of its obligations under the roaming agreement and that ONIWAY, of its own free will, chose not to use TMN's GPRS telecommunications network. As such, the fee paid by ONIWAY was duly paid under the agreement and TMN has no obligation to pay it back.

        ONI is now preparing a response to TMN's defense, after which the arbitration court will convene and most likely will ask to hear witnesses.

Vivo Legal Proceedings

        Vivo is party to several administrative and legal proceedings that, if decided adversely, could have a material adverse effect on its business, financial condition and results of operations. Vivo has recorded provisions in its financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by its legal counsel. Below is a summary of certain of Vivo's administrative and legal proceedings. In the summary below, the provision amounts are the full amounts recorded by Vivo, not Portugal Telecom's 50% share. Portugal Telecom's 50% share of these probable contingencies was €43 million as of December 31, 2008.

        However, Vivo does not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by its legal counsel. As of December 31, 2008, our

50% share of the possible contingencies amounted to €523 million, as set forth in Note 46 to our audited consolidated financial statements.

  Civil

  Consumer's rights

        Vivo is a party to several lawsuits brought against it by individual consumers or civil associations representing consumers' rights that allege its failing to properly provide products and services. None of these lawsuits are individually material. Based on the opinion of its counsel, Vivo believes that probable losses with respect to these claims total approximately R$151.7 million as of December 31, 2008, an amount for which Vivo has recorded provisions, and that possible losses with respect to these claims total approximately R$459.6 million.

        Vivo is a party to several other civil claims and has made provisions for these claims that are sufficient to meet probable losses. It believes that probable losses with respect to these civil claims total approximately R$128.5 million, which decreased by R$22.3 million in 2008.

  Ownership of Caller ID

        Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless telecommunications operators, including Telesp Celular Participações S.A. and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency (INPI), on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune's right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A,. Telesp Celular S.A. (which has since merged into Vivo S.A.) and Telerj Celular S.A. (which has since merged into Vivo S.A.) filed identical lawsuits against Lune and INPI, and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an opposition action (Ação de Oposição), whereby they re-invoked their rights to a previous patent related to Caller ID, and to which the above-mentioned patent (number 9202624-9) was linked. Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to Lune's claim against Vivo is possible. Vivo is unable to determine at this time the extent of any potential liabilities with respect to this claim, but the amount could be material.

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

  Tax-Related Claims

  Application of ICMS

        In the states of Acre, Pará, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima, Rondonia, Tocantins, Amazonas and in the Federal District, Vivo S.A. had received tax assessments totaling R$109.2 million as of December 31, 2008, in connection with: (1) the ICMS tax applied to occasional or complementary services that do not constitute telecommunications services, (2) the ICMS tax applied to international calls made from Brazil, (3) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods, (4) the ICMS tax applied to non-remunerated provisions of telecommunications services consisting of the donation of credits to be used in prepaid service plans, (5) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients, (6) alleged failure to comply with supplementary obligations and (7) other taxes relating to the sale of goods.

        In the state of Bahia, Vivo S.A. had received tax assessments totaling R$43.0 million as of December 31, 2008, in connection with: (1) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services, (2) failure to reverse ICMS credits related to handsets provided for rent and "free leases," (3) late payment of ICMS taxes in the period from February to March 1998, (4) application of the ICMS tax on complementary communications services, (5) failure to reverse an ICMS credit related to long distance and call centers and (6) the ICMS tax applied to sign-up fees.

        In the state of Sergipe, Vivo S.A. had received tax assessments totaling R$35.4 million as of December 31, 2008, in connection with: (1) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services; (2) failure to reverse ICMS credits in relation to handsets provided for rent and "free leases," (3) application of the ICMS tax on provision of handsets on consignment and (4) the ICMS tax applied to complementary communications services.

        In the state of Rio de Janeiro, Vivo S.A. had received tax assessments totaling R$150.3 million as of December 31, 2008, in connection with: (1) application of the ICMS tax to complementary communications services, (2) application of the ICMS tax on sign-up fees, (3) application of the ICMS tax to calls originating from administrative and test terminals, (4) application of the ICMS tax to services provided to other telecommunications operators for clients not eligible for an exemption, (5) application of the ICMS tax on international calls, (6) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, (7) application of the ICMS tax to the provision of unpaid telecommunications services and (8) application of the ICMS tax to electrical power and (9) disallowance of ICMS tax incentives relating to cultural projects and fines.

        In the state of Rio Grande do Sul, Vivo S.A. had received tax assessments totaling R$28.0 million as of December 31, 2008, in connection with: (1) application of the ICMS tax to international calls, (2) late payment of the ICMS tax and (3) application of the ICMS tax to electrical power.

        In the state of São Paulo, Vivo S.A. had received tax assessments totaling R$118.7 million as of December 31, 2008, in connection with: (1) incorrect ICMS tax credits, (2) an incorrect credit received in relation to values posted as extemporary credits, (3) ICMS credits for amounts reversed due to customer complaints and (4) ICMS on discounts deemed not subject to conditions.

        Proceedings related to the above-mentioned tax assessments are currently ongoing in administrative and judicial forums. According to the opinion of Vivo's counsel, an unfavorable outcome with respect to these claims is possible.

        Based on the opinion of its external legal counsel, in the states of Rio de Janeiro, São Paulo, Amazonas and Rondonia, Vivo S.A. recorded a provision of R$23.6 million as of December 31, 2008 to cover potential losses from tax-related actions currently before the administrative and judicial courts.

  PIS and COFINS in São Paulo

        In the state of São Paulo, an action was brought against Vivo S.A. (lawsuit No. 19515,000,700/2003-97) claiming that, in January and February of 2000, Vivo had offset COFINS against unwarranted credits received from a deduction that was in excess of the permitted one-third of the amount due under COFINS in 1999 from the amount due under CSLL. Vivo recorded a provision in the amount of R$27.7 million as of December 31, 2008 after making a judicial deposit in the same amount.

  FUST

        ANATEL, through the Abridgment of Law No. 7, dated December 15, 2005, established that (1) the values paid by telecommunications companies relating to interconnection fees and network usage cannot be excluded from the tax basis of contributions to the Fundo de Universalização de Serviços de Telecomunicações (the Fund for Universal Telecommunications Services, or "FUST," a tax to support the development of communications services) and (2) among other things, the values received from telecommunications companies for interconnection usage and for the use of their network resources cannot be excluded from the tax basis of FUST contributions.

        Believing that certain aspects of the Abridgment of Law is not in accordance with the Law 9,998/2000, Vivo's former subsidiaries and Telemig Celular have filed claims questioning the legality of this contribution and have been granted a favorable decision, which has suspended Vivo's liability for the contribution. Vivo believes, based on the opinion of its counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

        As of December 31, 2008, the amount in question is R$225.5 million for Vivo and is R$33.1 million for Telemig Celular.

  Other Vivo Litigation

        Vivo is party to several labor claims for which it has recorded provisions considered sufficient to meet probable losses in these cases. During the year ended December 31, 2008, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as probable, the amount involved is R$193.5 million.

        Vivo is also party to certain other legal proceedings, including additional civil and tax claims. Vivo believes that its provisions are sufficient to cover its estimated losses due to adverse legal decisions.

Total Provisions for Legal Proceedings

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2008, our provisions to cover probable losses in all legal proceedings (including tax and labor matters) totaled €91.3 million. In addition, we estimate that our potential liability in civil, labor and other proceedings in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €875.7 million as of December 31, 2008, which includes the €522.5 million amount related to Vivo legal proceedings described under "—Vivo Legal Proceedings" above.

 Distributions to Shareholders

Dividend Information

        Our policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at our Annual General Meeting. Our Annual General Meeting has typically been held in April. For 2009, however, the Annual General Meeting of Shareholders has been called for March 27, 2009.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2004, 2005, 2006, 2007 and proposed to be paid for the year ended December 31, 2008. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends per share
	Number of shares considered
Fiscal Year		Payment Date		€	US$
2004	1,166,485,050	May 27, 2005		0.35	0.43
2005	1,128,856,500	May 19, 2006		0.475	0.60
2006	1,128,856,500	May 18, 2007		0.475	0.64
2007	942,595,177	April 24, 2008		0.575	0.90
2008	896,512,500	April 2009	*	0.575	0.78

    *
    Following shareholder approval at the Annual General Meeting of Shareholders to be held on March 27, 2009, we expect to pay dividends for the fiscal year 2008 by April 27, 2009.

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

Significant Changes

        Under the terms of the share buyback program, we acquired 46,082,677 of our own shares through December 10, 2008 through the physical exercise of equity swaps. On December 10, 2008, we reduced our share capital by €1,382,480.31 through the cancellation of 46,082,677 treasury shares. The cancellation of the treasury shares with the Central de Valores Mobiliários, the clearinghouse of the regulated market Euronext Lisbon, was completed on December 18, 2008. As a result of these transactions, our fully subscribed and paid share capital as of March 20, 2009 amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        As of the date of filing of this Annual Report on Form 20-F, we do not have any shares in treasury, but we do hold an equity swap for 20,640,000 shares that we entered into under the previous share buyback program.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2004, 2005, and 2006 and for each quarter of 2007 and 2008. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2004	9.42	7.98	11.78	9.76
2005	9.73	7.38	12.51	8.80
2006	10.29	8.09	13.04	9.82
2007*	9.60	8.02	14.05	10.40
First quarter	8.60	8.02	11.31	10.40
Second quarter	8.77	8.25	11.96	11.15
Third quarter	8.70	8.07	12.05	10.76
Fourth quarter	9.60	8.22	14.05	11.65
2008*	9.40	4.42	14.61	5.40
First quarter	9.40	6.90	14.61	10.73
Second quarter	8.26	7.11	12.98	11.03
Third quarter	7.70	6.60	11.45	9.71
Fourth quarter	7.07	4.42	9.96	5.40

    *
    Since 2007, our share prices have been adjusted by the impact of the spin-off of PT Multimédia, which was completed in November 2007.

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
September 2008	7.70	6.98	11.11	9.71
October 2008	7.07	4.42	9.96	5.40
November 2008	6.06	5.30	7.96	6.63
December 2008	6.28	5.75	9.02	7.08
January 2009	6.56	6.04	8.82	7.89
February 2009	6.64	6.13	8.46	7.80
March 2009 (through March 20, 2009)	6.23	5.65	7.92	7.26

        On March 20, 2009, the closing price of the ordinary shares on the regulated market Euronext Lisbon was €6.65 per ordinary share. On March 20, 2009, the last reported sale price of the ADSs on the New York Stock Exchange was US$7.50 per ADS.

 Markets

        Portugal Telecom's ordinary shares are listed on the regulated market Euronext Lisbon.

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

Certain Provisions with Respect to Board Members

        Agreements between us and our directors must be authorized by a resolution of the Board of Directors and a favorable opinion of the audit committee (See "Item 10—Corporate Governance—New Corporate Governance Model"). Our directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Our directors do not have the power to vote for their compensation, which is determined by a compensation committee elected by the General Meeting. Our directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age-limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

Dividends on the Ordinary Shares and the A Shares

        Ordinary shares and A shares each carry the same right to receive dividends. The holder of record of ordinary shares or A shares on the date of payment of any dividend is entitled to receive that dividend. The settlement of a trade and the transfer of record ownership of shares traded on the regulated market Euronext Lisbon takes place on the third business day after the trade. As a result, any person making a trade for the purchase of ordinary shares during the three-day period prior to the record date for a dividend payment will not be entitled to receive that dividend.

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

        In April 2007, our shareholders approved a reduction in our excess capital, preceded by a share capital increase through the incorporation of legal reserves. Upon the completion of these transactions, our share capital became equal to approximately 9% of our share capital prior to the transactions, and the legal reserve was reduced in accordance with the new share capital. We have also reduced our share capital through the implementation of our share buyback program, which was completed in December 2008. Upon completion of this program, our share capital became equal to approximately 79% of our share capital prior to the execution of the program, and as of December 31, 2008, our legal reserve was equal to approximately 25% of our share capital.

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

        As of December 31, 2008, the Board of Directors currently consisted of twenty-three directors, although two seats remained vacant. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected at the Annual General Shareholders' Meeting on April 21, 2006, and although its term expired on December 31, 2008, pursuant to Portuguese law the members of the Board of Directors remain in office until new members are elected at the Annual General Shareholders' Meeting scheduled for March 27, 2009. Portugal Telecom already disclosed a proposal of shareholders' for the new Board of

Directors to be appoved at the upcoming Annual General Shareholders' Meeting. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one-third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors. Additionally, we expect that shareholders at the Annual General Shareholders' Meeting to be held on March 27, 2009 will approve an amendment to clause no. 1 of Article 18 of our Articles of Association to provide that the Board of Directors can be composed of 15 to 25 members.

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

        To attend a shareholders' meeting in person or by proxy or to vote by courier, shareholders must demonstrate that the ordinary shares they hold are registered in a securities account for ordinary shares at least five business days in advance. We expect that shareholders will approve an amendment to clause no. 4 of Article 13 of our Articles of Association at the Annual General Shareholders' Meeting to be held on March 27, 2009 to provide that in the event a shareholder meeting is adjourned, the share deposit certificates that have been issued in connection with the meeting may be cancelled, and new share deposit certificates may be issued up to five business days in advance of the resumption of the meeting. Shareholders may appoint proxies in writing. No shareholder may be represented by more than one representative. Shareholders' meetings are presided over by a chairman appointed by the shareholders.

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of our ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either reaching, exceeding or holding less than 2%, 5%, 10%, 20%, 25%, 33.3%, 50%, 66.6% or 90% of our voting rights must notify us, the managing entity of the regulated market Euronext Lisbon and the CMVM within three calendar days. Holdings must be calculated to take into account all outstanding shares with voting rights, regardless of the number of voting rights that may be suspended at the time.

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

        We expect that the potential future issue of convertible bonds will be approved at the General Meeting of Shareholders to be held on March 27, 2009. The bonds may be issued pursuant to a resolution of the Board of Directors in accordance with the law, our articles of association, and the parameters set forth in the resolution of the General Meeting of Shareholders.

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1987 and codified European Union directives on commercial law. The Portuguese Companies Code was subject to two major amendments in 2006 and 2007. A revision on March 29, 2006 mainly related to corporate governance matters. On January 17, 2007, a second revision covered issues such as share capital reductions and disclosure of financial information. The Portuguese Securities Code and related rules complement the corporate governance provisions set forth in the Portuguese Companies Code by, among others: requiring immediate disclosure of material information; disclosure of qualifying holdings and certain periodic information, including financial statements and an annual corporate governance report and measures to prevent market abuse (such as notifying the CMVM of transactions carried out by persons exercising management functions and related persons); and establishing criminal and administrative sanctions for the breach of the material information regime, in particular providing for market abuse crimes (insider trading or abuse and market manipulation).

        In response to the heightened worldwide focus on corporate governance in recent years, in 2007 the CMVM approved a new Regulation on Corporate Governance for Listed Companies, or Regulation 1/2007, which became effective on January 1, 2009, and new Recommendations on Corporate Governance for Listed Companies, known as the "Corporate Governance Code", which are effective as of the 2008 financial year. These new rules amended Regulation 7/2001 on Corporate Governance for Listed Companies and the previous CMVM Recommendations on Corporate Governance for Listed Companies.

        Regulation No. 1/2007 primarily addresses the mandatory content of the annual corporate governance report and of a listed company's website, and disclosure of equity compensation plans. The Recommendations govern matters involving the General Shareholders Meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning General Shareholders' Meetings, anti-takeover provisions, the structure and powers of the management and supervisory corporate bodies, independence and incompatibility criteria applicable to the members of such corporate bodies, whistleblowing policies, remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body, committees with specific duties such as the follow-up of corporate governance issues and the evaluation of directors, and matters concerning the investor relations department.

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

  •
  Shareholders' meetings, including minimum notice requirements, minority rights, voting by correspondence, and requirements that shareholders elect the chairman and other officials of the meeting who must be independent members (in the case of major companies and issuers of securities traded on a regulated market, like Portugal Telecom) and are empowered to convene and conduct the meetings;

  •
  Annual reports of management to the shareholders' meeting;

  •
  Shareholder access to information, including the right to request information in general meetings, and minority rights to request information regarding the company's performance;

  •
  Shareholder rights to, in certain circumstances, request the judicial declaration of annulment or voiding of decisions made at a shareholders' meeting and the suspension of an illegal resolution, as well as to request to the chairman of the board of the shareholders' meeting to suspend a meeting in progress;

  •
  Management and supervisory structure, including three models of corporate governance from which companies may choose, as follows:

  •
  a two-tier model, with a management body (the so-called executive management board) and a supervisory body (the so-called supervisory board, which must have a chairman, who may not be the chairman of the executive management board, and a committee for financial matters);

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

  •
  Strengthening of the supervisory functions of the supervisory body's membership (it being mandatory for the aforementioned committee for financial matters, the statutory board and the audit committee to be composed of a majority of independent members among whom there must be an expert, as defined in the law) and broadening the scope of the supervisory powers (by adding powers on matters such as whistleblowing systems, oversight of the work and independence of the statutory auditor, and making proposals on the selection and confirmation of the statutory auditor);

  •
  Conflicts of interest, which are highly regulated, including a requirement that board members make their share transactions and significant shareholdings public and that they recuse themselves from participating and voting in any matters in which they have a personal interest;

  •
  Fiduciary duties of board members to shareholders and the company; and

  •
  Compensation of members of our Board of Directors, which is established by our general shareholders' meeting or by a compensation committee appointed by a shareholders' meeting.

New Corporate Governance Model

        As mentioned above in "—Portuguese Legal Framework," in March 2006, the Portuguese Companies Code was broadly amended with important implications for the models and principles of corporate governance, in particular those applicable to issuers of securities traded on a regulated market. These amendments required companies to make changes to their corporate governance and supervision structures by June 30, 2007. At the general meeting of shareholders' held on June 22, 2007, our shareholders approved a proposal of the Board of Directors adopting a new corporate governance model and introducing the required amendments into our articles of association. The decision to adopt the new "Anglo-Saxon" model took into account, among other things, the fact that we have securities traded on the New York Stock Exchange ("NYSE"), where this structure is mandatory for U.S. domestic companies, as well as the fact that Portugal Telecom already had an audit committee. Following the adoption of the Anglo-Saxon model, our corporate bodies consist of the General Meeting of Shareholders, the Board of Directors, which includes an Audit Committee, and a Statutory Auditor.

        Although we have had an audit committee as an internal committee of the Board since 2003, until June 2007, the statutory audit board was the corporate body responsible for supervision of the audit function and other supervisory functions. In June 2007, we replaced the statutory audit board with the audit committee, consisting of three non-executive directors, all elected at the general shareholders' meeting. In addition, we have a statutory chartered accountant that is responsible for the audit function and is elected by our shareholders based on a proposal of the audit committee.

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the new "Corporate Governance Code" approved by the CMVM, as of the end of 2008, a listed company is required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members corresponding to at least one-fourth of the entire Board. Moreover, Portuguese law does provide that the majority of the members of the audit committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the audit committee fulfill the legal requirements concerning incompatibilities and that at least one of the independent members satisfy legal requirements concerning expertise in auditing or accounting. The new Corporate Governance Code also provides that the chairman of the audit committee should be independent. These principles are designed to strengthen the supervision of the audit function and to avoid conflicts of interest. Members of the audit committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal to or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms whether subsequent or not.

        The audit committee elected at the General Meeting of Shareholders on June 22, 2007 complied with the independence requirements under Portuguese law, and each member of the audit committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Meetings of Non-Management Directors

        The NYSE listing standards provide that the non-management directors of each U.S. listed company must meet at regularly scheduled executive sessions without management in order to empower them to serve as a more effective check on management. There is no similar requirement or recommendation under Portuguese law.

  Committees of the Board of Directors

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

        Under the CMVM's new Recommendation on Corporate Governance for Listed Companies, the board of directors, in the one-tier or Anglo-Saxon models, or the supervisory body, in the two-tier model, must create committees, including corporate governance and evaluation committees, in order to ensure that a competent and independent evaluation is made as to the performance of executive directors and other members of the board of directors.

        Audit Committee.    Portugal Telecom established an audit committee in December 2003, consisting of independent members of its Board of Directors. The audit committee operated as a committee of the Board of Directors with delegated powers in the following matters: (1) supervising the quality and integrity of the financial information contained in our financial statements, (2) evaluating the qualification and independence of our external auditors, (3) evaluating the quality, integrity and efficiency of our internal control systems, (4) evaluating the execution of functions performed by our external auditors and the corporate internal auditing office and (5) evaluating the compliance with legal and regulatory requirements, as well as those recommendations and guidelines issued by competent authorities.

        At the general meeting of shareholders held on June 22, 2007, Portugal Telecom redesignated the audit committee as Portugal Telecom's supervisory corporate body (See "—New Corporate Governance Model" above). According to the articles of association, the members of the audit committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where Portugal Telecom has securities admitted for trading. As a supervisory body, the audit committee has the powers to, in addition to all other powers established by law or our bylaws,

  •
  approve and disclose an annual report on their supervisory activity, expressly mentioning any constraints faced;

  •
  approve an annual action plan contemplating, among others, the measures required for compliance with its duties in the following year;

  •
  inform and discuss with the board of directors and the Executive Committee, within their respective powers and duties, any situations identified in the exercise of their powers and duties;

  •
  adopt procedures to ensure compliance with the legal and regulatory provisions that are applicable to us;

  •
  evaluate the accuracy and supervise the quality and integrity of our financial statements;

  •
  establish and monitor the procedures relating to the preparation and disclosure of financial information;

  •
  analyze and opine on accounting and auditing matters, as well as the impact on our financial statements of changes to accounting rules applicable to us and our policies;

  •
  establish and monitor the procedures relating to the preparation and auditing of our financial statements by the chartered accountant and the auditors, as well as supervise and review internal procedures on accounting and auditing practices;

  •
  propose the appointment of the statutory chartered accountant to the General Meeting of Shareholders;

  •
  supervise the independence of the statutory chartered accountant, particularly with respect to the rendering of additional services;

  •
  order the appointment, hiring, confirmation or termination of duties and determine the remuneration of our external auditors, in addition to being exclusively responsible for their supervision and evaluation of their qualifications and independence, and approve the audit and/or other services to be rendered by such external auditors or by persons associated to them. The external auditors must report and be subject to the direct and exclusive supervision of the audit committee, which each year shall obtain from and review with the external auditors an external audit report;

  •
  settle any differences between the Executive Committee and our external auditors with respect to financial information to be included in the financial statements to be reported to competent authorities, or with respect to the audit report process;

  •
  evaluate the quality, integrity and efficiency of our risk management system, internal control system and internal audit system, including an annual review of their adequacy and efficiency, and generally supervise our internal audit and internal control systems;

  •
  receive reports of irregularities, claims and complaints submitted by shareholders, employees or others, and implement procedures designed to receive, register and process them when related to accounting and auditing matters, and create internal control procedures on such matters; and

  •
  comment or issue an opinion, within the scope of its powers and whenever it deems necessary or appropriate, on any report, documentation or information to be disclosed or submitted by us to competent authorities.

        As a result, the audit committee monitors our compliance with laws, regulations, recommendations and guidelines issued by the U.S. Securities and Exchange Commission ("SEC"), NYSE, CMVM, and the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

        João Manuel de Mello Franco, Thomaz de Mello Paes de Vasconcellos and José Guilherme Xavier de Basto were elected at the General Meeting of Shareholders held on June 22, 2007 as the members of the audit committee. We expect that João Manuel de Mello Franco (as chairman of the audit committee), José Guilherme Xavier de Basto and Mário João de Matos Gomes will be elected as members of the audit committee for the 2009-2011 term of office at the General Meeting of Shareholders to be held on March 27, 2009.

        Additionally, the new corporate governance structure includes a statutory chartered accountant who is not one of the members of the audit committee, as required by the Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. The current registered accountant was appointed at the General Meeting of Shareholders held on June 22, 2007. P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, was elected as the effective registered accountant, and Ascensão, Gomes, Cruz & Associados SROC, represented by Mário João de Matos Gomes, was elected as the substitute registered accountant. We expect that P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, will be appointed as the effective chartered accountant for the 2009-2011 term of office and that no substitute chartered accountant will be appointed, as permitted by law, at the Annual General Shareholders' Meeting to be held on March 27, 2009.

  Committees Created by the Annual General Meeting of Shareholders

        Compensation Committee.    The Compensation Committee is elected at the General Meeting of Shareholders and is in charge of (1) establishing the compensation for members of our corporate bodies and (2) following up and evaluating the performance of our directors with reference to our business goals. The current chairman of the Audit Committee is also a member of the Compensation Committee. The current members of the Compensation Committee are: Alvaro Pinto Correia, João de Mello Franco, and Francisco Esteves de Carvalho. We expect that Alvaro Pinto Correia, Francisco Esteves de Carvalho and Francisco José Queiroz de Barros Lacerda will be elected as members of the Compensation Committee for the 2009-2011 term of office at the General Meeting of Shareholders to be held on March 27, 2009. We expect that Mr. Alvaro Pinto Correia will be elected as Chairman of the Compensation Committee.

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

        Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The new CMVM recommendations provide that the proposal submitted to the shareholders' meeting concerning the approval of plans for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body, the supervisory body and/or persons exercising management functions, as defined under Article 248-B, paragraph 3 of the Portuguese Securities Code, or any pension plans for these persons, include all details necessary for a correct evaluation of the plans. The full text of the plan's regulations or general conditions, as applicable, must be attached to the proposal. In addition, Regulation No. 1/2007 on the corporate governance of listed companies requires that plans for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or employees must be disclosed to the CMVM within seven working days, after approval together with information on the most relevant elements of these plans.

Other Committees and Functions

  Corporate Governance Committee.

        Portugal Telecom created a corporate governance committee in July 2006. This committee assists the Board of Directors in the following areas: (1) adoption, review and continuing evaluation of the corporate governance model, the internal rules and procedures of our structure and governance, and the Portugal Telecom group's code of ethics and practices in compliance with our bylaws, legal and regulatory provisions and national and international recommendations, standards and best practices. The Corporate Governance Committee sends to the Board of Directors, before the date of approval of the annual report and accounts, a written declaration of our level of compliance with such rules and (2) evaluation of the performance of the Board of Directors. In particular, the Corporate Governance Committee has the following assignments:

  •
  to review our corporate governance model and propose changes to the Board of Directors, including its organizational structure, operation, responsibilities and internal rules of the Board of Directors;

  •
  to study, revise and evaluate the Portugal Telecom group's corporate governance principles and practices, concerning our relations with the market, shareholders and other stakeholders, as well as the qualifications, independence and responsibility of directors, conflict of interest prevention, and information discipline;

  •
  to assist the Board of Directors in evaluating its performance with a view to contributing to transparency and efficiency on these matters; and

  •
  to study, revise and evaluate the values, principles and practices that govern the conduct of our employees, including the study, revision and interpretation of the code of ethics and other rules of conduct.

        As of December 31, 2008, the members of the corporate governance committee were João Manuel de Mello Franco (chairman of the corporate governance committee), Joaquim Anibal Brito Freixial de Goes, Jorge Humberto Correia Tomé, Franquelim Fernando Garcia Alves, Francisco Teixeira Pereira Soares, and Rafael Mora Funes.

  Evaluation Committee.

        Portugal Telecom created an evaluation committee in October 2008. This committee has the duties, powers and responsibilities required to assist the Board of Directors in the following areas: (1) evaluation of the overall performance of the Board of Directors; (2) evaluation of the performance of the members of the Executive Committee, based on criteria approved by the Compensation Committee appointed by the General Meeting of Shareholders; (3) consulting functions in the selection of the management bodies of some of PT's subsidiaries and of any special committees created within the Board of Directors.

        In particular, the Evaluation Committee is entrusted with:

  •
  submitting to the Board of Directors and the Compensation Committee a communication on the level of legal and regulatory compliance by the Company and compliance with recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

  •
  assisting the Board of Directors within the framework of the annual evaluation of performance of the Board, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedures for determining the variable component of the compensation of executive directors, after the Chief Executive Officer has been heard;

  •
  in view of the compensation criteria determined by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

  •
  proposing and discussing with the Compensation Committee the compensation policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual compensation policy to be submitted by the Compensation Committee to the Annual General Shareholders' Meeting;

  •
  discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

  •
  preparing and periodically reviewing the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT's most significant subsidiaries;

  •
  assisting the Board of Directors in the performance of its duties and powers regarding the selection of directors (even if upon the initiative of shareholders having the capacity to submit lists to voting) and the appointment and substitution of directors that compose special committees of PT's Board of Directors, as well as the directors composing the Executive Committee, in the latter case upon a proposal of the Chief Executive Officer; and

  •
  advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT's most significant subsidiaries.

        As of December 31, 2008, the members of the evaluation committee were Henrique Granadeiro (chairman of the evaluation committee), Zeinal Bava, João de Mello Franco, Fernando Soares Carneiro, Joaquim Goes, Rafael Mora Funes and Jorge Tomé.

  Risk Management System

        Our Internal Control and Risk Management team, which reports directly to our Chief Financial Officer, is in charge of assessing our risk management procedures and optimizing these procedures by adopting industry best practices and conforming to the COSO method for internal control matters. This team enables us to identify and prioritize critical risks to our company, and thus develop suitable risk management strategies. The Audit Committee of the Board of Directors monitors and regularly interacts with our Internal Control and Risk Management team.

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

        A new price basket for 2005, approved by ANACOM, came into effect on July 1, 2005 and complied with the price cap of CPI-2.75% for the average annual change. The average annual changes in the price of the main components of the basket were as follows: (1) line rental prices increased by 1.7%, (2) local call prices increased by 0.5%, (3) regional call prices decreased by 24.1% and (4) domestic long distance call prices decreased by 25.3%. The number of call types used in the price basket was reduced from three to two, namely local and domestic long distance, to simplify the tariff structure. In contrast to previous years, the price cap was applied only to the residential segment and not to the corporate segment. In 2006, there was no new tariff scheme for residential customers. During 2007, local call prices decreased by 8.6%, national call prices decreased by 8.4% and line rental prices did not change, and during 2008, local call prices decreased by 4.0%, national call prices decreased by 4.1% and line rental prices remained the same. See "Item 4—Information on the Company—Our Businesses—Wireline Business."

Indebtedness

        On November 7, 2006, we entered into an Amended and Restated Programme Agreement, a Fifth Supplemental Trust Deed, and Amended and Restated Agency Agreement and other documents relating to our Global Medium Term Note Program, increasing the size of the program to €7.5 billion. The issuer under the program is Portugal Telecom International Finance B.V., and the program benefits from Keep Well Agreements from Portugal Telecom and PT Comunicações, S.A. Copies of these documents are filed as Exhibits 2.2, 2.3, 2.4, 2.5 and 2.6 to this Annual Report on Form 20-F. On August 7, 2008, we issued €50 million in floating rate notes under our global medium term note program at a floating rate three-month European Interbank Offered Rate ("Euribor") plus 1.50%, maturing in 2013. On December 23, 2008, we issued €200 million in floating rate notes under the same program at a floating rate three-month Euribor plus 2.25%, maturing in 2010. As of December 31, 2008, the size of the program was €7.5 billion. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments and Repayment and Refinancing of Indebtedness" for more information about our Global Medium Term Note Program, including information about bonds issued under the program.

        In the last three years, we have also incurred other indebtedness described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments and Repayment and Refinancing of Indebtedness," which subsection is incorporated here by reference.

Vivo Contracts

        On August 2, 2007, Vivo signed a stock purchase agreement with Telpart to acquire control of Telemig Participações and Tele Norte Participações and 22.72% and 19.34%, respectively, of their total capital for an aggregate amount of R$1.2 billion, subject to certain price adjustments. On April 3, 2008, Vivo announced that (1) all conditions precedent to the acquisition of Telemig were fulfilled, (2) Vivo had paid the purchase price in the total amount of R$1.23 billion, including R$70.5 million in connection with the acquisition of subscription rights and (3) Vivo had acquired, as of that date, the direct control of Telemig. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business."

        On December 20, 2007, Vivo signed a stock purchase agreement with Telemar for the sale of all the shares of Tele Norte that it was acquiring from Telpart under the terms of the stock purchase agreement dated August 2, 2007. This additional stock purchase agreement was signed to facilitate Vivo's acquisition of the shares of Telemig from Telpart. On April 3, 2008, Vivo transferred to Telemar all the shares of Tele Norte that it acquired from Telpart. See "Item 4—Information on the Company—Our Businesses—Brazilian Mobile Business."

TMN Commitments to the Portuguese Information Society

        TMN, as a holder of a UMTS license, is party to an agreement with the Portuguese State under which it committed to invest €532 million in the Portuguese information society through 2015. See "Item 5—Operating and Financial Review and Prospects—Contractual Obligations and Off-Balance Sheet Arrangements," which is incorporated here by reference.

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

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. In 2008, the total notional amount of our interest rate swaps decreased significantly, as many matured during the year.

        As of December 31, 2008, approximately 61% of our total indebtedness carried fixed interest rates, compared to 64.1% at the end of 2007.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in the Euribor, CDI (Crédito Depositário Interbancário, a Brazilian interbank interest rate) and EIB rates. The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. EIB floating rates remained very close to Euribor flat rates during 2008.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. A significant portion of Vivo's debt is originally denominated in foreign currencies, including U.S. dollars and Japanese Yen. Vivo's policy is to hedge against these currencies exchange risk so as a result, its debt (as well as the debt of other Brazilian subsidiaries) was either Real-denominated or had been swapped into Reais, as of December 31, 2008. We remain exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt.

        We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt. As of December 31, 2008, none of our total indebtedness was denominated in U.S. dollars, compared with 0.1% at the end of 2007 (taking into consideration cross-currency swaps).

        Following the termination of the interest component of certain cross-currency swaps in a previous year, we have maintained Euro-U.S. dollar options (calls sold) and forwards, included in the tables below. Our total net exposure to the U.S. dollar, including our indebtedness, cash and certain free-standing derivatives, amounted to negative US$249 million as of December 31, 2008, compared to negative US$258 million as of December 31, 2007.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2008, corresponding to an average price per share of €8.63. These equity swaps had maturities of twelve months as of December 31, 2008.

Tabular Information on Market Risk Sensitive Instruments

        The following tables provide information about our debt and derivative instruments as of December 31, 2008 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account related derivatives entered into with the purpose of hedging debt's interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2008.

        In addition, the tables reflect our interest in Vivo's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts or fair value amounts of the instruments because we proportionally consolidate Vivo's assets and liabilities in our balance sheet under IFRS as of December 31, 2007 and 2008.

        The two final tables present additional information about all derivative contracts we have entered into, including those entered into by Vivo.

        In addition to these tables, Note 42 to our audited consolidated financial statements, which is incorporated herein by reference, includes sensitivity analysis disclosure relating to instruments subject to interest rate risk and exchange rate risk.

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		52	52	61	50	39	51	306	280
Average Interest Rate		4.14%	4.17%	4.22%	4.29%	4.29%	4.39%	4.22%
EIB Loans (€) with related interest rate swaps		11	11	6	6	—	—	34	34
Average Interest Rate		4.69%	4.69%	4.70%	4.70%	—	—	4.69%
Total EIB Fixed Rate Loans		63	63	67	57	39	51	340	313

Non-EIB Fixed Rate Loans
Loans (€)		12	12	11	10	6	26	77	77
Average Interest Rate		3.48%	3.59%	3.76%	4.04%	4.50%	4.50%	3.92%
Bonds (€)	(2)	879	—	—	997	—	995	2,871	2,464
Average Interest Rate		4.26%	4.09%	4.09%	4.09%	4.44%	4.44%	4.25%
Exchangeable Bonds (€)	(2)(3)	—	—	—	—	—	697	697	713
Average Interest Rate		4.13%	4.13%	4.13%	4.13%	4.13%	4.13%	4.13%
Loans (US$) with related €/US$ swaps		1	—	—	—	—	—	1	1
Average Interest Rate		3.62%	—	—	—	—	—	3.62%
Loans (BR$)		7	26	6	6	6	26	76	69
Average Interest Rate		10.15%	9.85%	10.0%	10.0%	10.0%	10.0%	10.0%
Loans (Other currencies)		0	—	—	—	—	0	0	0
Total Non-EIB Fixed Rate Loans		898	37	17	1,013	12	1,745	3,723	3,324

Total Fixed Rate Debt		961	100	84	1,070	51	1,797	4,063	3,638

Floating Rate Debt
EIB Floating Rate Loans
Loans (€)		36	36	36	36	36	36	214	188
Average Interest Spread—ref. EIB rates		0.18%	0.18%	0.18%	0.18%	0.18%	0.18%	0.18%
Loans (US$) with related €/US$ swaps		10	10	10	—	—	—	30	29
Average Interest Spread—ref. Euribor		0.42%	0.42%	0.42%	—	—	—	0.42%
Total EIB Floating Rate Loans		46	46	46	36	36	36	244	217

Non-EIB Floating Rate Loans
Loans (€)		29	37	28	7	6	7	114	114
Average Interest Rate		7.13%	7.46%	7.95%	8.47%	8.49%	8.49%	7.55%
Loans (€)		660	4	4	154	—	—	820	802
Average Spread—ref. Euribor		0.56%	0.33%	0.33%	0.34%	—	—	0.48%
Floating Rate Notes		—	200	—	—	50	—	250	242
Average Spread—ref. Euribor		2.10%	2.10%	1.50%	1.50%	1.50%	—	1.96%
Equity Swaps on Own Shares (€)		178	—	—	—	—	—	178	178
Average Spread—ref. Euribor		2.20%	—	—	—	—	—	2.20%
Loans (US$) with related US$/BR$ swaps	(4)	36	25	—	—	—	96	157	175
Average Spread—ref. % of CDI		94.60%	97.22%	95.86%	95.86%	95.86%	95.92%	95.83%
Loans (JPY) with related JPY/BR$ swaps	(4)	127	(2)	3	—	—	—	128	141
Average Spread—ref. % of CDI		107.31%	105.90%	105.90%	—	—	—	107.25%
Bonds (BR$)		—	—	—	—	—	154	154	158
Average Spread—ref. % of CDI		104.02%	104.02%	104.02%	104.02%	104.02%	104.02%	104.02%
Bonds (BR$)		—	—	—	—	—	9	9	4
Average Spread—ref. IPCA		0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Loans (BR$)		200	—	—	—	—	—	200	208
Average Spread—ref. % of CDI		110.13%	—	—	—	—	—	110.13%

	Notes	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
Loans (BR$)		17	45	43	42	42	28	217	210
Average Spread—ref. TJLP		4.31%	4.31%	4.30%	4.30%	4.30%	4.30%	4.31%
Loans (BR$)		1	1	0	—	—	—	1	2
Average Spread—ref. UMBND		4.60%	4.60%	4.60%	—	—	—	4.60%
Loans (BR$)		—	—	27	27	27	80	159	192
Average Spread—ref. ITEL		12.68%	12.68%	12.68%	12.68%	12.68%	12.68%	12.68%
Loans (Other currencies)		0	—	—	—	—	—	0	0
Total Non-EIB Floating Rate Loans		1,248	310	105	229	124	373	2,389	2,424

Total Floating Rate Debt		1,293	355	151	264	160	409	2,633	2,641

Total Debt		2,255	456	235	1,334	210	2,206	6,696	6,279

(1)
Includes fair value of debt and related swaps.

(2)
Outstanding notional amount of bonds are reduced by the amount of issuance expenses, which are related to rounding in defining the coupon rate and to fees. These expenses are deferred and recognized in earnings through the life of the bonds.

(3)
In accordance with IFRS, exchangeable bonds represent a compound instrument and, accordingly, the market value of the equity component as of the date the bonds were issued amounted to €57,145,442 and was recorded in shareholders' equity, while the financial liability component is recorded through the amortized cost.

(4)
Includes exchange gains and losses from related cross-currency swaps, which are accounted for as debt on our balance sheet.

Derivatives Sensitivity to Interest Rate Risk
(€ million)
Expected Maturity Date(1)

	2009	2010	2011	2012	2013	There- after	Fair Value
Fixed Rate Payer
Pay fixed Euro, receive floating Euro swaps	79	58	37	21	4	—	(4)
Average Rate Paid	4.97%	4.99%	5.06%	5.09%	5.41%	—
Average Spread Received—ref. Euribor	0.00%	0.00%	0.00%	0.00%	0.00%	—
Pay fixed Euro, receive floating U.S. dollar swaps	0	—	—	—	—	—	(0)
Average Rate Paid	3.62%	—	—	—	—	—
Average Spread Received—ref. US$ Libor	0.40%	—	—	—	—	—
Floating Rate Payer
Pay floating Euro, receive floating U.S. dollar swaps	23	15	8	—	—	—	(8)
Average Spread Paid—ref. Euribor	0.25%	0.05%	0.05%	—	—	—
Average Spread Received—ref. US$ Libor	0.00%	0.00%	0.00%	—	—	—
Pay floating Brazilian Real, receive fixed Brazilian Real swaps	52	52	—	—	—	—	2
Average Spread Paid—ref. % of CDI	102.30%	102.30%	—	—	—	—
Average Rate Received	8.60%	8.60%	—	—	—	—
Pay floating Brazilian Real, receive fixed U.S. dollar swaps	198	162	131	131	131	131	5
Average Spread Paid—ref. % of CDI	94.57%	97.39%	95.87%	95.86%	95.86%	95.86%
Average Rate Received	3.75%	3.91%	4.27%	4.26%	4.26%	4.26%
Pay floating Brazilian Real, receive fixed Japanese Yen swaps	205	5	5	—	—	—	66
Average Spread Paid—ref. % of CDI	107.31%	105.90%	105.90%	—	—	—
Average Rate Received	2.68%	2.60%	2.60%	—	—	—

(1)
All the amounts refer to the notional amounts of derivatives at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
Exposure to the Euro/Brazilian Real exchange rate
Loans (BR$)	7	26	6	6	6	26	76	69
Average Interest Rate	10.15%	9.85%	10.0%	10.0%	10.0%	10.0%	10.0%
Loans (US$) with related US$/BR$ swaps (2)	36	25	—	—	—	96	157	175
Average Spread—ref. % of CDI	94.60%	97.22%	95.86%	95.86%	95.86%	95.92%	95.83%
Loans (JPY) with related JPY/BR$ swaps (2)	127	(2)	3	—	—	—	128	141
Average Spread—ref. % of CDI	107.31%	105.90%	105.90%	—	—	—	107.25%
Bonds (BR$)	—	—	—	—	—	154	154	158
Average Spread—ref. % of CDI	104.02%	104.02%	104.02%	104.02%	104.02%	104.02%	104.02%
Bonds (BR$)	—	—	—	—	—	9	9	4
Average Spread—ref. IPCA	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Loans (BR$)	200	—	—	—	—	—	200	208
Average Spread—ref. % of CDI	110.13%	—	—	—	—	—	110.13%
Loans (BR$)	17	45	43	42	42	28	217	210
Average Spread—ref. TJLP	4.31%	4.31%	4.30%	4.30%	4.30%	4.30%	4.31%
Loans (BR$)	1	1	0	—	—	—	1	2
Average Spread—ref. UMBND	4.60%	4.60%	4.60%	—	—	—	4.60%
Loans (BR$)	—	—	27	27	27	80	159	192
Average Spread—ref. ITEL	12.68%	12.68%	12.68%	12.68%	12.68%	12.68%	12.68%
Exposure to other currencies exchange rates
Loans (Other currencies)	0	—	—	—	—	0	0	0

(1)
Includes fair value of debt and related swaps.

(2)
Includes exchange gains and losses from related cross-currency swaps.

Derivatives Sensitivity to Exchange Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2009	2010	2011	2012	2013	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate	(2)
Pay fixed Euro, receive floating U.S. dollar swaps		0	—	—	—	—	—	(0)
Average €/US$ exchange rate		1.12	—	—	—	—	—
Pay floating Euro, receive floating U.S. dollar swaps		23	15	8	—	—	—	(8)
Average €/US$ exchange rate		1.07	1.07	1.07	—	—	—
Final exchange of former €/US$ swaps		200	—	—	—	—	—	42
Average €/US$ exchange rate		1.09	—	—	—	—	—
€/US$ Forwards		200	—	—	—	—	—	(42)
Average exchange rate		1.09	—	—	—	—	—
€/US$ Calls		200	—	—	—	—	—	(43)
Average exchange rate		1.09	—	—	—	—	—
Exposure to the U.S. dollar/Brazilian Real exchange rate	(3)
Pay floating Brazilian Real, receive fixed U.S. dollar swaps		198	162	131	131	131	131	5
Average exchange rate		1.79	1.70	1.71	1.71	1.71	1.69
Exposure to the Japanese Yen/ Brazilian Real exchange rate	(4)
Pay floating Brazilian Real, receive fixed Japanese Yen swaps		205	5	5	—	—	—	66
Average exchange rate		0.02	0.02	0.02	—	—	—

(1)
All the amounts refer to the notional amounts of derivatives at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end. The derivative instruments were entered into primarily to hedge exchange rate risk resulting from non-local currency-denominated debt.

(2)
Most derivatives were entered into to hedge exchange rate risk resulting from U.S. dollar-denominated debt.

(3)
Most derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from U.S. dollar-denominated debt.

(4)
All derivatives were entered into by Brazilian subsidiaries in order to hedge exchange rate risk resulting from Japanese Yen-denominated debt.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2009	2010	2011	2012	2013	Thereafter	Fair Value
Equity Derivatives
Equity Swaps on Own Shares	(2)	178	—	—	—	—	—	(60)
Average Initial Price		8.63	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives, at the beginning of each period.

(2)
This instrument was entered into in a prior year and is accounted for as debt in our consolidated balance sheet.

Fair Value of Derivative Agreements in 2008(1)
(€ million)

Fair value of contracts outstanding at December 31, 2007	(154.1)
Change in consolidation perimeter	(17.8)
Fair value adjustments:
Income	102.5
Reserves	(1.3)
Additions and cancellations	104.1
Foreign currency translation adjustments and other	(14.3)
Fair value of contracts outstanding at December 31, 2008	19.1

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

Fair Value of Derivatives Contracts in 2008(1)
(€ million)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1-3 years	4-5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	—	—	—	—	—
Prices provided by other external sources	(43.4)	(15.0)	(3.6)	—	(62.0)
Prices based on models and other valuation methods	55.8	8.2	—	17.1	81.1

Total	12.4	(6.8)	(3.6)	17.1	19.1

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

 PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On January 12, 2009, PT amended and restated its Deposit Agreement with The Bank of New York Mellon, the depositary under PT's American Depositary Receipt ("ADR") Program. Among the changes included in the amended and restated Deposit Agreement was a provision introducing the following new fees of the depositary:

New Fees of the Depositary
Fee:	Relating to:
• US$0.02 or less per ADR	• for any cash distribution made pursuant to the Deposit Agreement
• US$0.02 or less per ADR per annum	• depositary services

• any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

        These fees are in addition to the existing fees and charges of the depositary under the agreement, including, without limitation, the fee of US.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs.

        A form of the amended and restated Deposit Agreement is filed as Exhibit 2.1 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2008. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2008, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

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

        Thomaz de Mello Paes de Vasconcellos, who is a member of the audit committee elected on June 22, 2007, has been determined by our Board of Directors to be an "audit committee financial expert," as that term is defined in Item 16A of Form 20-F, and to be independent under the standards of the New York Stock Exchange. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Paes de Vasconcellos. Mr. Paes de Vasconcellos is also an expert in accordance with Portuguese requirements. Mr. Paes de Vasconcellos is not expected to serve on our audit committee after the Annual Meeting of Shareholders to be held on March 27, 2009. Mr. Mário João de Matos Gomes is expected to replace Mr. Paes de Vasconcellos on the audit committee shortly after the shareholders' meeting. The Board of Directors has not yet made a determination of whether Mr. Gomes is an "audit committee financial expert" or is independent under the standards of the New York Stock Exchange, but we have no reason to believe that the Board of Directors will be unable to make that determination.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2007 and 2008, the remuneration of our independent auditors was as follows.

	2007		2008
	€	%	€	%
Audit Fees	1,857,274	79%	1,262,490	69%
Audit-Related Fees(1)	277,978	12%	213,820	12%
Tax Fees(2)	18,900	1%	37,950	2%
Other Fees(3)	194,911	8%	305,450	17%
Total	2,349,143	100%	1,819,710	100%

    (1)
    The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions, (ii) training sessions and (iii) confort letters issued under our debt programs.

    (2)
    The Tax Fees category includes fees for tax compliance and tax advisory services.

    (3)
    The Other Fees category includes fees related to (i) support in the compilation of real estate information and (ii) training certain members of management.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2008, we had outstanding equity swaps with respect to 20,640,000 of our own shares in connection with the share buyback program we announced in April 2005. We did not acquire any shares under our 2005 share buyback program in 2008. Under our 2005 share buyback program, we have the ability to settle the outstanding equity swaps and acquire legal ownership of these shares at any time. Other than these outstanding equity swaps, our 2005 share buyback program has been suspended.

        In addition, the share buyback program approved at the General Meeting of Shareholders held on April 27, 2007 was completed during the year 2008, and therefore we had no equity swaps outstanding as of December 31, 2008 in connection with this share buyback program.

        In the table below, we set forth the shares acquired in the open market by our counterparties on equity swaps for our own shares. Under the terms of the equity swaps, we were permitted to settle the swaps at any time. Thus, the figures in the first column represent the ordinary shares that we gained the right to acquire, although we did not actually acquire legal ownership of these shares until we physically settled the equity swaps, as described in the footnotes to the table.

Period	Total Number of Shares Purchased Through Equity Swaps(3)	Average Price Paid Per Share	Notional Amount of Shares Purchased Through Equity Swaps	Approximate Value of Shares that May Yet Be Purchased Under the 2007 Share Buyback Program
		(€)	(€ millions)	(€ millions)
January 2008	18,672,860	8.9	166.5	747.7
February 2008	21,586,216	8.5	184.5	563.2
March 2008(1)	28,342,818	8.0	225.4	337.8
April 2008	—	—	—	337.8
May 2008	5,571,495	7.9	44.2	293.6
June 2008	15,026,328	7.6	114.4	179.2
July 2008	25,484,854	7.0	179.2	—
August 2008	—	—	—	—
September 2008	—	—	—	—
October 2008	—	—	—	—
November 2008	—	—	—	—
December 2008(2)	—	—	—	—

(1)
On March 20, 2008, under the terms of our 2007 share buyback program, we physically settled equity swaps for 83,204,823 of our own shares, acquiring legal ownership of those shares, including 38,720,695 shares at an average price of €8.6156 and 44,484,128 shares at an average price of €8.5045. After these purchases, the approximate value of the shares that could yet be purchased under the 2007 share buyback program was approximately €338 million.

(2)
On December 10, 2008, under the terms of our 2007 share buyback program, we physically settled equity swaps for 46,082,677 of our own shares, acquiring legal ownership of those shares, including 36,286,677 shares at an average price of €7.4038 and 9,796,000 shares at an average price of €7.0610. With these purchases, we completed our 2007 share buyback program.

(3)
Represents shares acquired in the open market by our counterparties in equity swaps. Actual legal ownership was not acquired until the equity swaps were physically settled.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements."

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., as amended on December 10, 2008.
1.2
Proposed amendment to Article 13, clause no. 4 to the Articles of Association of Portugal Telecom, SGPS S.A., incorporated by reference to Portugal Telecom, SGPS S.A.'s Report on Form 6-K submitted to the Commission on February 20, 2009.
1.3	Proposed amendment to Article 18, clause no. 1 to the Articles of Association of Portugal Telecom, SPGS S.A.
2.1
Form of Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999 and on January 12, 2009, incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 1 to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-81394) filed with the Commission on December 29, 2009.
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
2.4
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

Exhibit Number	Description
2.5	Amended and Restated Agency Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (New York), Citibank N.A. (London), The Bank of New York, BNP Paribas Luxembourg and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.6
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between PT Comunicações, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.6 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.7
Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento- Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
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

Exhibit Number	Description
2.11	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2009, dated March 31, 1999, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., Merrill Lynch International, UBS A.G. acting through its division Warburg Dillon Read, Banco Espírito Santo Investimento, S.A., Banco Português de Investimento, S.A., Caixa Geral de Depósitos, S.A., CISF-Banco de Investimento, S.A., Banco Santander Negócios Portugal, S.A., Deutsche Bank A.G. London and Salomon Brothers International Limited, incorporated by reference to Exhibit 10.15 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.12
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 3.75% Notes due 2012, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.13
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.13 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
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
2.16
Trust Deed in respect of the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações S.A. and Citicorp Trustee Company Limited, as trustee, incorporated by reference to Exhibit 2.16 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).

Exhibit Number	Description
2.17	Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.18
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between PT Comunicações S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
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
4.5
Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.6
Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese State and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.7
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese State, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

Exhibit Number	Description
4.8	Authorization Terms of the Personal Mobile Service entered into by (i) ANATEL and Telesp Celular S.A. and (ii) ANATEL and Global Telecom S.A. (now Vivo S.A.), incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Telesp Celular Participações S.A. for the year ended December 31, 2002 filed with the Commission on June 24, 2003 (File No. 333-09470).
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
4.13
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary, incorporated by reference to the Annual Report on Form 20-F of Telesp Celular Participações S.A. for the fiscal year ended December 31, 2001, filed on June 21, 2002 (File No. 001-14493).
4.14
Stock Purchase Agreement, dated as of August 2, 2007, among Telpart Participações S.A and Vivo Participações S.A, incorporated by reference to Vivo Participações S.A.'s Report on Form 6-K submitted to the Commission on August 13, 2007 (File No. 333-09470).
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated balance sheets of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Portugal Telecom, SGPS, S.A. and subsidiaries at December 31, 2008 and 2007, and the results of their operations, recognized income and expense and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

        As discussed in Notes 4, 34 and 41 to the consolidated financial statements, in 2008 the Company decided to change from the cost model to the revaluation model, the accounting principle for its property, plant, and equipment in relation to its real estate and ducts infra-structure related to its operations.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & ASSOCIADOS, SROC S.A. DELOITTE & ASSOCIADOS, SROC S.A. Lisbon, Portugal March 23, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 23, 2009 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to the change from the cost to the revaluation model of the accounting principle for its property, plant, and equipment in relation to its real estate and ducts infra-structure related to its operations, as discussed in Notes 4, 34 and 41 to the consolidated financial statements.

/s/ DELOITTE & ASSOCIADOS, SROC S.A. DELOITTE & ASSOCIADOS, SROC S.A. Lisbon, Portugal March 23, 2009

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2008, 2007 AND 2006

(Amounts stated in Euro)

	Notes	2008	2007	2006
CONTINUING OPERATIONS
REVENUES
Services rendered	6	6,115,521,177	5,625,495,438	5,245,888,869
Sales	6	508,662,301	442,466,483	426,230,971
Other revenues	6	110,123,957	80,447,271	93,167,779

		6,734,307,435	6,148,409,192	5,765,287,619

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	8	616,597,308	638,072,873	633,477,183
Post retirement benefits	9.5	44,759,000	(65,076,144)	(72,114,978)
Direct costs	10	1,086,931,322	907,297,176	724,870,453
Costs of products sold	11	778,460,559	656,149,583	580,619,498
Marketing and publicity		176,292,202	147,246,817	138,301,415
Supplies and external services	12	1,229,948,221	1,179,188,425	1,130,583,817
Indirect taxes	14	233,600,026	201,825,104	175,910,937
Provisions and adjustments	39	124,839,092	127,033,719	216,636,355
Depreciation and amortisation	33 and 34	1,268,342,092	1,123,064,739	1,130,713,808
Curtailment costs, net	9.5	99,955,165	275,619,171	18,962,004
Gains on disposals of fixed assets, net		(19,466,353)	(2,795,990)	(5,149,008)
Other costs, net	15	29,986,839	45,071,936	115,399,995

		5,670,245,473	5,232,697,409	4,788,211,479

Income before financial results and taxes		1,064,061,962	915,711,783	977,076,140
Net interest expense	16	272,372,217	197,368,292	220,073,341
Net foreign currency exchange losses (gains)		8,505,581	12,427,018	(4,467,691)
Net gains on financial assets and other investments	17	(19,297,574)	(248,783,007)	(18,333,763)
Equity in earnings of associated companies, net	31	(170,975,397)	(126,127,657)	(130,605,856)
Net other financial expenses	18	38,891,868	48,316,434	51,778,746

		129,496,695	(116,798,920)	118,444,777

Income before taxes		934,565,267	1,032,510,703	858,631,363
Income taxes	19	233,331,156	243,277,665	(21,364,371)

Net income from continuing operations		701,234,111	789,233,038	879,995,734

DISCONTINUED OPERATIONS
Net income from discontinued operations	20	—	45,474,124	74,132,079

NET INCOME		701,234,111	834,707,162	954,127,813

Attributable to minority interests	21	119,721,635	92,847,426	87,368,156
Attributable to equity holders of the parent	23	581,512,476	741,859,736	866,759,657
Earnings per share from total operations
Basic	23	0.64	0.71	0.78
Diluted	23	0.63	0.67	0.73
Earnings per share from continuing operations
Basic	23	0.64	0.69	0.74
Diluted	23	0.63	0.66	0.69

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET

31 DECEMBER 2008 AND 2007

(Amounts stated in Euro)

	Notes	2008	2007
ASSETS
Current Assets
Cash and cash equivalents		1,010,655,198	664,642,854
Short-term investments	24	52,933,160	1,170,293,202
Accounts receivable—trade	25	1,244,602,525	1,307,429,771
Accounts receivable—other	26	201,884,374	128,745,389
Inventories	27	297,382,098	160,592,407
Taxes receivable	28	317,865,624	239,111,584
Prepaid expenses	29	131,470,086	106,526,815
Other current assets	30	60,188,716	38,979,994

Total current assets		3,316,981,781	3,816,322,016

Non-Current Assets
Accounts receivable—trade		3,384,632	1,289,741
Accounts receivable—other	26	4,856,624	4,352,233
Taxes receivable	28	140,771,497	148,340,234
Investments in group companies	31	613,179,099	538,080,641
Other investments	32	21,111,478	27,235,420
Intangible assets	33	3,463,038,116	3,383,123,427
Tangible assets	34	4,637,837,013	3,585,397,171
Post retirement benefits	9.3	1,557,026	134,060,599
Deferred taxes	19	1,031,431,805	992,880,357
Other non-current assets	30	478,954,057	491,089,047

Total non-current assets		10,396,121,347	9,305,848,870

Total assets		13,713,103,128	13,122,170,886

LIABILITIES
Current Liabilities
Short-term debt	35	2,254,666,256	1,256,085,485
Accounts payable	36	1,372,302,781	1,108,882,163
Accrued expenses	37	647,156,746	641,050,928
Deferred income	38	305,392,739	286,056,467
Taxes payable	28	337,641,837	381,956,714
Provisions	39	124,567,576	123,340,200
Other current liabilities	40	107,020,445	67,308,947

Total current liabilities		5,148,748,380	3,864,680,904

Non-Current Liabilities
Medium and long-term debt	35	4,441,190,114	4,960,675,814
Taxes payable	28	38,730,319	31,172,618
Provisions	39	96,806,426	111,833,374
Post retirement benefits	9.3	1,836,850,906	1,463,932,239
Deferred taxes	19	462,192,770	84,880,140
Other non-current liabilities	40	488,763,432	523,185,609

Total non-current liabilities		7,364,533,967	7,175,679,794

Total liabilities		12,513,282,347	11,040,360,698

SHAREHOLDERS' EQUITY
Share capital	41	26,895,375	30,774,000
Treasury shares	41	(178,071,827)	(323,178,913)
Legal reserve	41	6,773,139	6,773,139
Reserve for treasury shares	41	6,970,320	3,091,695
Other reserves and accumulated earnings	41	373,043,379	1,620,761,976

Equity excluding minority interests		235,610,386	1,338,221,897
Minority interests	21	964,210,395	743,588,291

Total equity		1,199,820,781	2,081,810,188

Total liabilities and shareholders' equity		13,713,103,128	13,122,170,886

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2008, 2007 AND 2006

(Amounts stated in Euro)

	Notes	2008	2007	2006
Income and expenses recognised directly in shareholders' equity
Post retirement benefits
Net actuarial gains (losses)	9.6	(594,809,172)	285,237,065	319,415,213
Tax effect	19	157,624,431	(75,588,720)	(100,691,917)
Financial instruments and investments
Hedge accounting
Change in fair value		(1,238,300)	3,685,028	32,537,381
Transferred to profit and loss	42	(44,656)	(8,287,000)	(6,938,643)
Investments available for sale
Changes in fair value		—	15,682,412	19,831,643
Transferred to profit and loss on sale	17	—	(38,650,508)	—
Tax effect	19	339,983	7,306,068	(12,223,825)
Foreign currency translation adjustments (i)		(595,544,694)	204,087,132	(76,506,877)
Other expenses recognised directly in shareholders' equity, net		(3,298,951)	(1,830,620)	(3,353,908)
Reserves recognised directly in shareholders' equity
Revaluation reserve of tangible assets
Revaluation of real estate and of the wireline's ducts infrastructure	34	1,075,033,022	—	—
Tax effect	19	(284,346,234)	—	—

		(246,284,571)	391,640,857	172,069,067
Income recognised in the consolidated income statement		701,234,111	834,707,162	954,127,813

Total income and reserves recognised		454,949,540	1,226,348,019	1,126,196,880

Attributable to minority interests		119,721,635	92,847,426	87,368,156
Attributable to equity holders of the parent		335,227,905	1,133,500,593	1,038,828,724

(i)
Losses recorded in 2008 are mainly related to the devaluation of the Real against the Euro from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008, while gains recorded in 2007 are primarily related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.5963 as at 31 December 2007. Losses recorded in 2006 are primarily related to the devaluation of the Real against the Euro from 2.744 as at 31 December 2005 to 2.8118 as at 31 December 2006.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2008, 2007 AND 2006

(Amounts stated in Euro)

	Notes	2008	2007	2006
OPERATING ACTIVITIES
Collections from clients		7,779,372,079	7,070,397,265	6,763,769,410
Payments to suppliers		(4,304,337,083)	(3,653,519,418)	(3,277,388,237)
Payments to employees		(654,930,966)	(654,757,374)	(653,682,324)
Payments relating to income taxes	44.a	(245,970,058)	(206,528,920)	(51,626,295)
Payments relating to post retirement benefits	9.4	(196,801,097)	(284,159,570)	(580,789,898)
Payments relating to indirect taxes and other	44.b	(548,446,669)	(610,407,039)	(572,755,719)

Cash flow from operating activities from continuing operations		1,828,886,206	1,661,024,944	1,627,526,937
Cash flow from operating activities from discontinued operations	20	—	198,182,708	194,134,513

Cash flow from operating activities(1)		1,828,886,206	1,859,207,652	1,821,661,450

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	44.c	3,780,376,156	25,017,800,206	20,265,198,328
Financial investments	44.d	32,380,948	239,646,906	2,435,335
Tangible and intangible assets		40,785,288	15,424,276	12,456,930
Interest and related income		281,228,219	246,999,708	237,362,095
Dividends	44.e	19,175,607	94,799,920	34,267,817
Other investing activities	44.f	2,177,393	130,710,004	54,285,892

		4,156,123,611	25,745,381,020	20,606,006,397

Payments resulting from
Short-term financial applications	44.c	(2,663,016,114)	(24,652,859,679)	(18,501,169,649)
Financial investments	44.g	(348,600,843)	(3,342,537)	(93,174,205)
Tangible and intangible assets		(1,056,927,189)	(756,401,882)	(723,195,587)
Other investing activities		(7,508,185)	(17,214,795)	(29,382,265)

		(4,076,052,331)	(25,429,818,893)	(19,346,921,706)

Cash flow from investing activities related to continuing operations		80,071,280	315,562,127	1,259,084,691
Cash flow from investing activities related to discontinued operations	20	—	(79,620,931)	(122,394,941)

Cash flow from investing activities(2)		80,071,280	235,941,196	1,136,689,750

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	44.h	37,882,851,516	9,032,800,130	16,282,847,588
Subsidies		1,044,517	1,781,572	1,823,692
Other financing activities		7,836,295	220,786	39,292

		37,891,732,328	9,034,802,488	16,284,710,572

Payments resulting from
Loans repaid	44.h	(37,092,659,729)	(8,809,340,609)	(18,016,333,731)
Lease rentals (principal)		(22,011,222)	(17,089,599)	(12,790,988)
Interest and related expenses		(580,044,224)	(491,753,664)	(552,211,935)
Dividends	44.i	(574,613,933)	(552,726,968)	(552,208,352)
Acquisition of treasury shares	41.2	(1,049,745,618)	(1,050,271,924)	—
Other financing activities	44.j	(45,270,637)	(46,962,926)	(81,046,857)

		(39,364,345,363)	(10,968,145,690)	(19,214,591,863)

Cash flow from financing activities related to continuing operations		(1,472,613,035)	(1,933,343,202)	(2,929,881,291)
Cash flow from financing activities related to discontinued operations	20	—	(20,267,540)	(85,489,101)

Cash flow from financing activities(3)		(1,472,613,035)	(1,953,610,742)	(3,015,370,392)

Cash and cash equivalents at the beginning of the period		664,642,854	548,464,617	612,158,485
Change in cash and cash equivalents(4)=(1)+(2)+(3)		436,344,451	141,538,106	(57,019,192)
Effect of exchange differences		(90,332,107)	23,442,726	(6,674,676)
Cash and cash equivalentes of discontinued operations as of the disposal dates		—	(48,802,595)	—

Cash and cash equivalents at the end of the period		1,010,655,198	664,642,854	548,464,617

        The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a)    Parent company

        Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, "Portugal Telecom") and subsidiaries ("Group", "Portugal Telecom Group", or "the Company"), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil and several African countries.

        Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA ("Telecom Portugal"), Telefones de Lisboa e Porto, SA ("TLP") and Teledifusora de Portugal, SA ("TDP"). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

        As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom' s share capital is mainly owned by private shareholders. As at 31 December 2008, the Portuguese State owned, directly or indirectly, 9.66% of the total ordinary shares and all of the Class A Shares of Portugal Telecom (Note 41.1).

        The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

Continuing operations

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad, including Brazil and several African countries.

        In Portugal, fixed line services are rendered by PT Comunicações, SA ("PT Comunicações"), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network"). In addition, PT Comunicações also renders ISP services to residential and small and medium companies, and launched in 2007 a television service branded MEO, through the IPTV and DTH platforms.

        Data transmission services are rendered through PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

        Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, SA ("TMN"), under a GSM license granted by the Portuguese State in 1992 (initial period of 15 years), renewed in 2007 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (initial period of 15 years).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

1. Introduction (Continued)

        In Brazil, the Group renders mobile telecommunications services through Brasilcel NV ("Brasilcel" or "Vivo"), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA—"PT Móveis") and Telefónica (through Telefónica Móviles, SA) to join the mobile operations in Brazil of each group. In April 2008, after ANATEL's authorization, Vivo completed the stock purchase agreement with Telepart Participações SA ("Telpart") to acquire control of Telemig Celular Participações SA, which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular (Note 2). Currently, Brasilcel, through Vivo, SA and Telemig Celular, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Minas Gerais and eleven states in the Midwestern and Northern regions of Brazil.

        In Africa, the group renders fixed, mobile and other telecommunication related services through Africatel Holding BV ("Africatel") and Médi Télécom. Services are currently being provided in Angola, Namibia, Mozambique, Marrocos, Kenya, Cabo Verde and São Tomé, amoung other countries.

Discontinued operations (Note 20)

        PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, SA ("PT Multimedia"—recently renamed "ZON Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, SA") was the Group's subsidiary for multimedia operations. At the Annual General Meeting of Portugal Telecom held on 27 April 2007, it was approved the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. On 7 November 2007, Portugal Telecom concluded the distribution to its shareholders of its interest in PT Multimédia.

        The net income of this business in 2007 until the conclusion of the spin-off was presented in the consolidated income statement under the caption "Net income from discontinued operations" (Note 20).

        The consolidated financial statements for the year ended 31 December 2008 were approved by the Board of Directors and authorized for issue on 17 February 2009.

2. Basis of presentation

        Consolidated financial statements are presented in Euros, which is the currency of the majority of Portugal Telecom's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

        The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), and include all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") as at 31 December 2008, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom, and IFRS as published by the International Accounting Standards Board. Accordingly, Portugal Telecom's financial statements as of and for the years ended December 31 2008, 2007 and 2006 are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

        Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority shareholder has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

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

        Where necessary, adjustments are made to the financial statements of subsidiaries and associated companies to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

        Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities,

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

        Any excess of the acquisition cost over the Group's share of the fair value of net assets acquired and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

        Dividends received from associated companies are recorded as a reduction to the value of financial investments.

        Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group's interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale and disposal groups

        Non-current assets and disposal groups are classified as held for sale or as a discontinued operation when the asset or the group of assets will be disposed of together as a group in a single transaction, by sale or otherwise, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i) the subject transaction is highly probable, and the asset or group of assets is available for immediate sale or to be transferred in its present condition; (ii) the Group has assumed a commitment to the subject of transaction; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount or the fair value less costs to sell.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

Goodwill

        Goodwill represents the excess of the acquisition cost over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

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

b)    Changes in the consolidated Group

        The main change in the consolidation Group during 2008 is related to the consolidation of Telemig Celular Participações and Telemig Celular (together "Telemig") as from 1 April 2008, following the acquisition of control of Telemig Celular Participações ("TCP") on 4 April 2008, which held a 83.25% stake on Telemig Celular ("TC") as of that date.

        On 4 April 2008, under the stock purchase agreement for the acquisition of shareholder control, Vivo acquired from Telepart a 22.7% stake of TCP for an amount of R$ 1,233 million (Euro 448 million). The shares acquired include 53.9% of ordinary shares, which grant shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On 8 April 2008, Vivo launched two voluntary tender offers to purchase up to 1/3 of the outstanding preferred shares of TCP and TC. These offers were concluded on 15 May 2008 and as a result Vivo acquired additional stakes of 20.0% and 4.1% of TCP and TC, respectively, for a total amount of R$ 528 million (Euro 206 million). The acquisition process of TCP and TC was concluded on 15 August 2008 with the conclusion of the mandatory tender offers announced on 15 July 2008, following which Vivo acquired additional stakes of 16.0% and 3.3% of TCP and TC, respectively, for a total amount of R$ 904 million (Euro 375 million). As a result of these transactions, Vivo has a stake of 58.8% of TCP and 56.3% of TC, corresponding to voting rights of 97.0% and 95.7%, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The detail of the consolidated net assets of Telemig as at 1 April 2008 acquired by Portugal Telecom through Vivo and the goodwill recorded following the above mentioned transactions is as follows (50% share of Portugal Telecom):

	Book value	Fair value adjustments	Fair value
NET ASSETS ACQUIRED
Intangible assets (Note 33)	24,562,683	546,274,017	570,836,700
Tangible assets (Note 34)	127,428,217	56,808,920	184,237,137
Cash and cash equivalents (Note 44.g)	170,803,876	—	170,803,876
Accounts receivable	39,476,039	—	39,476,039
Deferred tax assets (Note 19)	30,530,408	—	30,530,408
Prepaid expenses	18,301,988	—	18,301,988
Taxes receivable	16,291,914	—	16,291,914
Inventories	9,827,699	879,001	10,706,700
Other non-current assets	24,263,331	—	24,263,331
Deferred tax liabilities (Note 19)	—	(105,139,836)	(105,139,836)
Short-term debt	(35,357,298)	(628,039)	(35,985,337)
Accounts payable	(33,995,607)	—	(33,995,607)
Accrued expenses	(30,606,302)	—	(30,606,302)
Medium and long-term debt	(8,228,972)	2,308,921	(5,920,051)
Non-current provisions (Note 39)	(4,679,089)	—	(4,679,089)
Other current liabilities	(55,462,063)	—	(55,462,063)
Other non-current liabilities	(3,012,736)	—	(3,012,736)

Total net assets acquired	290,144,088	500,502,984	790,647,072

Minority interests (Note 21)			(304,038,052)
Goodwill (Note 33)			30,397,905

Total purchase price (Note 44.g) (including Euro 3 million of expenses directly attributable to the acquisition)			517,006,925

        The fair value adjustments of assets and liabilities were valued by a third party. The Company provided the assumptions, including both quantitative and qualitative information, about the specified asset or liability to a third party valuation firm. The Company primarily has utilized the third party to assist in evaluating the appropriateness of the valuation methodology to be utilized and to arrive at the conclusions on the appropriateness of the fair value adjustments. The fair value adjustments related to intangible assets consist primarily of operating licenses granted by Anatel (Brazilian regulator) to Telemig in order to provide mobile services. These licenses were valued through the income approach, based on a detailed forecast of cash flows derived from projected financial information provided by management. These licenses are being amortized over its period including a renovation period (30 years).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Portugal Telecom's consolidated income statement for the year ended 31 December 2008 includes the results of Telemig as from 1 April 2008. The contribution of Telemig for Portugal Telecom's results in the nine months period ended 31 December 2008 was a net loss before minority interests amounting to Euro 4 million. The pro-forma of Portugal Telecom's consolidated operating revenues and net income before minority interests for the year ended 31 December 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

	Reported figures	Telemig 1Q08	Pro-forma
Operating revenues	6,734	71	6,805
Net income (before minority interests)	701	38	740

        In 2007, there were no significant changes in the consolidated Group except for the spin-off of PT Multimedia mentioned above.

        During 2006 the main change in the consolidated Group was the inclusion of Mobile Telecommunications Limited ("MTC"), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC, under which Portugal Telecom has the power to set and control financial and operating policies of this company. Accordingly, Portugal Telecom consolidated MTC's assets, liabilities and results as from the date the control has been transferred (September 2006). Portugal Telecom's consolidated financial statements include MTC's assets and liabilities as at 31 December 2008 and 2007 and its results for the years ended 31 December 2008 and 2007 and for the four months period from 1 September 2006 to 31 December 2006.

3. Summary of significant accounting policies, judgments and estimates

a)    Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b)    Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised based on technological obsolescence and lower rotation.

c)     Tangible assets

        In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model, since the latter better reflects the economic value of those asset classes (Note 4).

        The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

estimated cost of dismantling or removal of the assets (Notes 3.g and 39). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 – 50
Basic equipment:
Network installations and equipment	4 – 20
Ducts infra–structure	40
Telephones, switchboards and other	5 – 10
Submarine cables	15 – 20
Satellite stations	5 – 7
Other telecommunications equipment	3 – 10
Other basic equipment	4 – 20
Transportation equipment	4 – 8
Tools and dies	4 – 10
Administrative equipment	3 – 10
Other tangible fixed assets	3 – 10

        Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset's carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

        From the moment certain tangible assets meet the criteria for being classified as "held for sale", no additional amortization is recognized and those assets are classified as current assets available for sale. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the income statement under the caption "Gains on disposals of fixed assets, net" when occurred.

d)    Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

        Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights, and software licenses.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the economic useful lifes or contractual periods if lower (including additional renovation periods if applicable), as follows:

Telecommunications licenses:
— Band A and Band B licenses held by Vivo	Period of the license with renovation period
— Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
— UMTS license owned by TMN (Note 4)	Period of the license (until 2030)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

        Following the business combination of MTC undertaken at the end of 2006, Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible asset is not amortized but is subject to annual impairment tests. The main factors considered to determine that this intangible does not have a definite useful life were as follows:

  •
  The expected use of the asset by the entity is directly related to the shareholders' agreement duration, which is indefinite;

  •
  The shareholders' agreement of MTC has an indefinite period, as its by-laws do not include any specific clause regarding the duration of the company;

  •
  There is no relation between the expected useful life of another group of assets and the useful life of the intangible asset; and

  •
  There were no legal, regulatory, or contractual provisions stipulated in the agreement that would limit its useful life.

e)     Investment property

        Investment property (or real estate investments—Note 32) includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

        Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the income statement of the period.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal and mobile business in Brazil. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

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

        Tangible assets recognized according to the revaluation model are subject to periodic remeasurement. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders' equity. Impairment losses in excess of the initial revaluation reserve are recognized in the profit and loss statement.

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

        Portugal Telecom recognizes a provision for loyalty programs at fair value under operating costs (Note 39).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

As at 31 December 2008

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

j)     Pre-retirement and suspended employees

        In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the balance sheet equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the income statement under the caption "Curtailment costs, net", added by pensions, pension supplements and health care liabilities up to the retirement age, which are determined based on actuarial studies (Note 9).

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

  (i) Receivables (Notes 25 and 26)

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

  (ii) Available for sale investments

          Available for sale investments are those related to listed or quoted shares held by the Group and in connection with which the Company does not have a strategic interest. Available for sale investments are classified under the caption "Other investments".

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

  (iv) Bank loans (Note 35)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including the recognition of premiums paid up front, is recognised when incurred.

  (v) Accounts payable (Note 36)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (vi) Derivative financial instruments and hedge accounting (Note 42)

          The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of economics and Executive Board approval.

          Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

          The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders' equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Hedge accounting" directly in shareholders' equity is transferred to net income.

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

  (ix) Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain telecommunications equipment was sold to certain foreign

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

  entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company's financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 30), and current and non-current liabilities include the future payments under the leasing contract (Note 40).

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

As at 31 December 2008

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

        Revenues from international telecommunications services are divided with the operators of the transit countries and the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

        Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under the caption "Other revenues".

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

        Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs

        Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

        Revenues from IPTV and satellite television services result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service, recognised in the period the service is rendered; (ii) rental of equipment, recognised in the period it is rented; and (iii) sale of equipment, recognised at the moment of sale.

q)    Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders' equity under the caption "Cumulative foreign currency translation adjustments", and included in the Statement of Recognised Income and Expenses.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

        The effect of translation differences is recognised in shareholders' equity under the caption "Cumulative foreign currency translation adjustments" and included in the Statement of Recognised Income and Expenses.

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

        Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments, dividends received from its associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

Critical judgments and estimates

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements, are as follows:

  (a)
  Post retirement benefits—The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 9. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

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

  (c)
  Valuation and useful life of intangible and tangible assets—Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets.

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

  (e)
  Assessment of the fair value of financial instruments—Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

3. Summary of significant accounting policies, judgments and estimates (Continued)

  (f)
  Assessment of the fair value of assets stated at revaluation model—Portugal Telecom chooses to adopt the revaluation model in order to measure the carrying value of certain asset classes. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 34.

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by management, that occur after the date of the consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

4. Changes in accounting policies and estimates

        Except for the changes mentioned below, the accounting policies, judgments and estimates applied are consistent with those applied in Portugal Telecom's last annual report.

        The Company has decided to change the accounting principle regarding the measurement of real estate properties and ducts infra-structure included under the caption "Tangible assets" from the cost model to the revaluation model, as permitted by International Accounting Standard N?. 16 "IAS 16 Tangible assets", and in accordance with the provisions of International Accounting Standard N? 8 "IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors". The Company's management believes that the revaluation model is preferable than the cost model given the nature of the assets revalued, and therefore improving the presentation of the Company's financial position in the financial statements.

        The revaluations of the real estate properties and the ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 (Note 34) and Euro 866,764,702 (Note 34), respectively. The corresponding tax effect amounting to Euro 284,346,234 (Note 19) was recorded as a deferred tax liability and the net impact of both revaluations was recorded directly in the consolidated statement of recognised income and expenses. The revaluation reserves are being amortised in accordance with the criteria used to amortize the revalued assets. The recognition of these reserves did not increase Portugal Telecom's distributable reserves.

        During 2008 and in accordance with the provisions of "IAS 38 Intangible assets", which allows the use of renewal periods under certain circumstances when assessing the useful life of certain assets, Portugal Telecom reviewed the useful life of the UMTS license from 15 years to 30 years. Considering the current regulation of telecommunication licenses and authorizations award in Portugal ("Lei das Comunicações Electrónicas"), the terms of the recent awarded fourth mobile license, the renewal of our GSM license without additional costs and the terms of the UMTS license granted to all operators, management believes that the conditions to consider the renewal period when assessing the useful life of the UMTS license were met.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

        The change in estimate of the useful life of the UMTS license was effective as at 30 June 2008. According to IAS 8 this change should be applicable on a prospective basis and, on an annual basis, the impact of this change will be a reduction in depreciation and amortization costs by Euro 26 million.

        In addition, when the Board of Directors approved these financial statements, the following standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union), not yet adopted by Portugal Telecom, but their application is only being required in subsequent years:

  •
  IFRIC 13—Loyalty programs (years started on or after 1 July 2008). According to this interpretation, costs related to loyalty programs should be measured at fair value and deducted from revenues when granted. Portugal Telecom measures the costs of loyalty programs at fair value under operating costs, therefore the adoption of this interpretation will change the presentation of this item in the consolidated income statement;

  •
  IFRIC 16—Hedges of net investment in a foreign operation (years started on or after 1 October 2008). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation;

  •
  IAS 1 (revised)—Presentation of financial statements (years started on or after 1 January 2009). The Company does not expect any significant impact on its financial statements as a result of the adoption of this standard;

  •
  IAS 23 (revised)—Borrowing costs (years started on or after 1 January 2009). According to the revised standard, the option not to capitalize borrowing costs was excluded. Considering the nature and construction period of the Group's tangible and intangible assets, the Company does not expect any material impact on its consolidated financial statements as a result of the adoption of this revised standard;

  •
  IAS 32 (revised)—Financial instruments: presentation (years started on or after 1 January 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this standard;

  •
  IFRS 2 (revised)—Share-based payments (years started on or after 1 January 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this standard;

  •
  IFRS 8—Segment reporting (years started on or after 1 January 2009). The impact of the adoption of this standard has not been fully assessed by Portugal Telecom;

  •
  IFRIC 18—Transfer of assets from customers (as from 1 July 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation;

  •
  IAS 27 (revised)—Consolidated and separate financial statements (years started on or after 1 July 2009). The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom;

  •
  IAS 28 (revised)—Investments in associates (years started on or after 1 July 2009) . The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

  •
  IAS 31 (revised)—Interests in joint ventures (years started on or after 1 July 2009) . The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom;

  •
  IFRIC 17—Distribution of non-cash assets to owners (years started on or after 1 July 2009). The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation;

  •
  IAS 39 (revised)—Financial instruments: Recognition and measurment ammendments for elegible hedged items (years started on or after 1 January 2010) . The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom; and

  •
  IFRS 3 (revised)—Business combinations (years started on or after 1 July 2009). This standard is applicable only for acquisitions after 1 January 2010 and therefore Portugal Telecom has not yet fully assessed the impact of the adoption of this revised standard.

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2008 and 2007, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	2008	2007
Argentine peso	4.8065	4.6386
Australian dollar	2.0274	1.6757
Botswana pula	10.4639	8.9056
Brazilian real	3.2436	2.5963
British pound	0.9525	0.73335
Canadian dollar	1.6998	1.4449
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	9.4956	10.7524
Danish krone	7.4506	7.4583
Hong Kong dollar	10.7858	11.48
Hungarian forint	266.7000	253.7300
Japanese yen	126.1400	164.9300
Kenyan shilling	108.8309	93.552
Macao pataca	11.1094	11.8244
Moroccan dirham	11.2665	11.4042
Mozambique metical	35.2500	34.8300
Namibian dollar	13.0667	10.0298
Norwegian krone	9.7500	7.9580
São Tomé Dobra	21,468.6	20,947.9
South African rand	13.0667	10.0298
Swedisk krone	10.87	9.4415
Swiss franc	1.485	1.6547
Ugandan shilling	2,703.4	2,499.6
US Dollar	1.3917	1.4721

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years 2008, 2007 and 2006, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	2008	2007	2006
Argentine peso	4.6655	4.3073	3.8875
Botswana pula	9.9043	8.4729	7.3955
Brazilian real	2.6737	2.6661	2.7315
Cape Verde Escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9570
Chinese Yuan Renmimbi	10.2236	10.4294	10.3807
Hungarian forint	251.5100	251.3667	264.1325
Kenyan shilling	101.5914	92.6231	90.8083
Macao pataca	11.8018	11.037	10.0475
Moroccan dirham	11.3652	11.2352	11.0362
Mozambique metical	35.6554	35.5658	32.1779
Namibian dollar	12.0590	9.6837	7.7668
São Tomé Dobra	21,697.5	18,737.3	15,735.4
Swiss franc	1.5874	1.6438	1.5731
Ugandan shilling	2,537.8	2,369.8	2,310.2
US Dollar	1.4708	1.3732	1.2557

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

6. Revenues

        Consolidated revenues by reportable segment in 2008, 2007 and 2006, are as follows:

	2008	2007	2006
Wireline (Note 7.a)	1,805,554,846	1,843,549,443	1,952,996,699
Services rendered (Note 3.p)	1,726,999,775	1,784,077,277	1,903,558,954
Sales(i)	50,529,449	40,062,027	32,105,763
Other revenues(ii)	28,025,622	19,410,139	17,331,982
Domestic Mobile—TMN (Note 7.b)	1,520,309,823	1,464,603,409	1,426,182,034
Services rendered (Note 3.p)	1,363,811,376	1,321,677,241	1,290,765,345
Sales(i)	148,515,391	135,300,250	126,042,387
Other revenues(ii)	7,983,056	7,625,918	9,374,302
Brazilian Mobile—Vivo (Note 7.c)	3,039,284,674	2,462,940,843	2,104,711,912
Services rendered (Note 3.p)	2,675,953,184	2,157,218,441	1,789,759,729
Sales(i)	293,315,323	258,068,670	254,752,333
Other revenues(ii)	70,016,167	47,653,732	60,199,850
Other businesses(iii)	369,158,092	377,315,497	281,396,974
Services rendered	348,756,842	362,522,479	261,804,841
Sales	16,302,138	9,035,536	13,330,488
Other revenues	4,099,112	5,757,482	6,261,645

	6,734,307,435	6,148,409,192	5,765,287,619

(i)
These captions include mainly sales of terminal equipment (fixed telephones, modems and TV boxes) of the wireline business and terminal mobile equipment of TMN and Vivo.

(ii)
Other revenues include mainly advertising revenues from the Portal and directories businesses, included in the wireline business, benefits from contractual penalties imposed to customers, rentals of equipment and of other own infra-structures, and revenues resulting from consultancy projects.

(iii)
This caption is related to services rendered primarily from MTC (mobile operator in Namíbia), Dedic (call center operation in Brazil) and Cabo Verde Telecom (telecommunications operator).

        Consolidated revenues in 2008, 2007 and 2006 by geographic area, are as follows:

	2008	2007	2006
Domestic operations	3,394,516,129	3,398,312,994	3,460,826,637
Brazil	3,117,007,218	2,528,111,431	2,165,975,225
Other countries	222,784,088	221,984,767	138,485,757

	6,734,307,435	6,148,409,192	5,765,287,619

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting

        Portugal Telecom's primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments from the continuing operations as at 31 December 2008, 2007 and 2006 are as follows:

  a.
  Wireline (including Retail, Wholesale and Data and Corporate);

  b.
  Domestic Mobile (TMN); and

  c.
  Brazilian Mobile (Vivo).

        As at 31 December 2008, the Wireline segment includes PT Comunicações and PT Prime. As mentioned above, Vivo's results include the earnings of Telemig as from 1 April 2008.

        In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the "Domestic Mobile" and "Brazilian Mobile", due to the differences between licenses regulation and market. The telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support Portugal Telecom's decision to establish the two different businesses.

        Portugal Telecom's secondary basis of segmentation is geographical, under which it distinguishes three segments:

  a.
  Portugal;

  b.
  Brazil; and

  c.
  Other countries.

        Segment information for the years 2008, 2007 and 2006 is presented below.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

a)    Wireline

        Income statements of this reportable segment for the years 2008, 2007 and 2006 are as follows:

	2008	2007	2006
REVENUES
Services rendered—external customers (Note 6)	1,726,999,775	1,784,077,277	1,903,558,954
Services rendered—inter-segment	114,112,005	106,630,112	108,723,206
Sales—external customers (Note 6)	50,529,449	40,062,027	32,105,763
Sales—inter-segment	438,888	472,987	679,411
Other revenues—external customers (Note 6)	28,025,622	19,410,139	17,331,982
Other revenues—inter-segment	11,316,331	11,764,082	9,382,218

	1,931,422,070	1,962,416,624	2,071,781,534

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	226,740,890	252,859,780	271,970,593
Post retirement benefits(i)	44,674,000	(65,301,000)	(71,553,000)
Direct costs	390,866,407	354,011,295	356,128,163
Commercial costs(ii)	112,534,990	90,838,270	83,301,277
Supplies and external services and other expenses	314,139,899	321,218,865	359,081,717
Depreciation and amortisation	365,727,038	323,606,387	355,521,631
Curtailment costs, net(iii)	98,216,329	274,849,277	6,091,803
Net gains on disposals of fixed assets	(12,393,382)	(9,290,728)	(2,617,722)
Other costs, net	15,416,433	16,814,997	14,015,578

	1,555,922,604	1,559,607,143	1,371,940,040

Income before financial results and taxes	375,499,466	402,809,481	699,841,494
Net interest expenses	7,272,413	2,081,218	(93,455)
Net foreign currency exchange losses	976,687	1,106,563	1,740,579
Net gains on financial assets and other investments	(2,217,071)	(1,415,656)	(1,445,020)
Net other financial expenses	1,847,561	1,390,107	967,217

	7,879,590	3,162,232	1,169,321

Income before taxes	367,619,876	399,647,249	698,672,173
Minus: Income taxes	93,016,774	115,696,441	209,608,152

Net income	274,603,102	283,950,808	489,064,021

(i)
Post retirement benefits were negative in 2007 and 2006 due to the recognition of prior years' service gains of Euro 110,336,000 and Euro 150,556,684 related to plan amendments occurred during these years (Note 9).

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iii)
Work force reduction program costs in 2008 and 2007 correspond to the reduction of 357 and 1,004 employees, respectively. In 2006, this caption includes a gain of Euro 220,417,000 related to the impact of the termination of the Protocol with the national healthcare system under the Health Care Plan and work force reduction program costs amounting to Euro 226,508,802, corresponding to the reduction of 792 employees.

        Total assets and liabilities of this segment as at 31 December 2008 and 2007 are as follows:

	2008	2007
Assets	4,861,279,389	3,937,770,341
Liabilities	3,397,827,879	3,012,740,702

        The increase in total assets and liabilities is primarily explained by the adoption, in 2008, of the revaluation model to measure the carrying value of certain asset classes (Note 4), which led to an increase in tangible assets and deferred tax liabilities.

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2008, 2007 and 2006 were Euro 403 million, Euro 292 million and Euro 239 million, respectively. The increase in capital expenditures in 2008 is primarily explained by investments in network upgrades to provide increased bandwidth, in great part related to the launch of IPTV services and also by an increased investment in set-top boxes due to the surge in pay-TV net additions. In 2007 the increase was primarily explained by a contract entered into by PT Comunicações for the acquisition of satellite capacity until 2015 for an aggregate amount of Euro 42.6 million.

        As at 31 December 2008, 2007 and 2006, the total staff in the wireline business was 6,183, 6,354 and 7,181 employees, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

b)    Domestic Mobile—TMN

        Income statements of this reportable segment for the years 2008, 2007 and 2006 are as follows:

	2008	2007	2006
REVENUES
Services rendered—external customers (Note 6)	1,363,811,376	1,321,677,241	1,290,765,345
Services rendered—inter-segment	68,984,766	71,379,851	72,468,785
Sales—external customers (Note 6)	148,515,391	135,300,250	126,042,387
Sales—inter-segment	10,852,890	6,485,902	3,636,530
Other revenues—external customers (Note 6)	7,983,056	7,625,918	9,374,302
Other revenues—inter-segment	1,319,616	469,979	68,881

	1,601,467,095	1,542,939,141	1,502,356,230

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	51,872,515	52,728,072	56,002,890
Direct costs	279,283,764	282,600,676	292,852,093
Commercial costs(i)	323,899,826	318,259,772	306,606,525
Supplies and external services and other expenses	257,164,484	210,374,775	188,196,794
Depreciation and amortisation	231,710,488	223,605,934	220,113,746
Work force reduction costs	155,411	627,947	669,084
Net losses on disposals of fixed assets	1,055,927	1,212,349	25,558
Other costs	4,806,480	1,876,062	2,179,235

	1,149,948,895	1,091,285,587	1,066,645,925

Income before financial results and taxes	451,518,200	451,653,554	435,710,305
Net interest expense (income)(ii)	15,040,940	(10,489,597)	(5,283,072)
Net foreign currency exchange losses (gains)	(670,145)	73,674	516,813
Equity in losses (earnings) of affiliated companies, net	(1,824)	2,614	(3,385)
Net other financial expenses	816,573	1,038,056	941,236

	15,185,544	(9,375,253)	(3,828,408)

Income before taxes	436,332,656	461,028,807	439,538,713
Minus: Income taxes	116,102,437	123,025,875	121,484,647

Net income	320,230,219	338,002,932	318,054,066

(i)
This caption includes costs of products sold, commissions and marketing and publicity expenses.

(ii)
The change in this caption in 2008 is primarily explained by the financial effect related to the commitments assumed by TMN under the UMTS license, which were capitalized in 2007 at present value.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Total assets and liabilities of this segment as at 31 December 2008 and 2007 are as follows:

	2008	2007
Assets	2,640,438,131	2,433,369,333
Liabilities	1,528,530,639	1,425,738,620

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2008, 2007 and 2006 were Euro 245 million, Euro 183 million and Euro 189 million, respectively. The increase in TMN's capex in 2008 was driven by the continued deployment of the 3G/3.5G networks, both in terms of capacity and coverage. Additionally, in 2007, TMN capitalized an amount of Euro 242 million (Note 33) related to the commitments assumed by TMN under the UMTS license based on the agreement signed with the Portuguese Government in that year which determined the initiatives that would be undertaken.

        As at 31 December 2008, 2007 and 2006, the total staff in this segment was 1,082, 1,144 and 1,140 employees, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

c)     Brazilian Mobile

        Income statements of this reportable segment for the years 2008, 2007 and 2006 are as follows:

	2008	2007	2006
REVENUES
Services rendered—external customers (Note 6)	2,675,953,184	2,157,218,441	1,789,759,729
Services rendered—inter-segment revenues	114,084	15,351	—
Sales—external customers (Note 6)	293,315,323	258,068,670	254,752,333
Sales—inter-segment sales	1,907	—	—
Other revenues—external customers (Note 6)	70,016,167	47,653,732	60,199,850
Other operating revenues—inter-segment	410,362	—	—

	3,039,811,027	2,462,956,194	2,104,711,912

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	144,112,660	128,804,738	115,504,566
Direct costs(i)	566,273,589	428,423,619	248,871,761
Commercial costs(ii)	795,225,308	663,030,650	599,875,680
Supplies and external services and other expenses	701,710,961	647,672,755	644,251,786
Depreciation and amortisation	620,883,409	523,077,105	505,846,599
Net losses (gains) on disposals of fixed assets	(1,206,634)	5,736,801	(2,431,564)
Other costs(iii)	7,426,882	2,354,339	56,528,474

	2,834,426,175	2,399,100,007	2,168,447,302

Income before financial results and taxes	205,384,852	63,856,187	(63,735,390)
Net interest expense	66,951,080	64,187,559	92,429,146
Net foreign currency exchange losses (gains)	12,101,326	(2,249,366)	(8,530,559)
Net gains on financial assets and other investments	(7,195,447)	(1,738,911)	4,103,236
Net other financial expenses	25,221,682	25,784,002	31,602,515

	97,078,641	85,983,284	119,604,338

Income before taxes	108,306,211	(22,127,097)	(183,339,728)
Minus: Income taxes(iv)	26,620,135	(631,639)	(156,886,220)

Net income	81,686,076	(21,495,458)	(26,453,508)

(i)
The increase in services rendered and in direct costs in 2007 is primarily explained by the changes in the interconnection regulatory regime in Brazil (termination of the "Bill & Keep" regime), which led to the gross recognition of interconnection revenues and costs (Note 10).

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses.

(iii)
In 2006, this caption includes approximately Euro 51 million (Note 15) related to the adjustment to the realizable amount of CDMA equipments due to technological obsolescence.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iv)
In 2006, this caption includes a gain amounting to Euro 134 million (Note 19), related to the recognition of deferred tax assets related to tax losses from previous periods, which recoverability was only achieved in 2006.

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2008, 2007 and 2006 were Euro 510 million, Euro 360 million and Euro 387 million, respectively. In 2008, capex at Vivo was directed toward increasing network coverage and capacity, including the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/EDGE and 3G. In addition, Vivo acquired 3G licenses in April 2008 for a total amount of Euro 227 million (Note 33).

        A summarized balance sheet of 50% of the assets and liabilities of Vivo as at 31 December 2008 and 2007 is presented below:

	2008	2007
Current assets	1,200,612,709	1,193,252,087
Intangible assets	2,434,650,902	2,303,677,393
Tangible assets	1,134,912,418	1,200,360,228
Deferred taxes	319,922,814	384,944,524
Other non-current assets	178,345,766	167,866,145

Total assets	5,268,444,609	5,250,100,377

Current liabilities	1,329,437,637	1,331,838,063
Medium and long-term debt	697,031,576	462,660,429
Other non-current liabilities	206,519,305	104,569,993

Total liabilities	2,232,988,518	1,899,068,485

        As at 31 December 2008, 2007 and 2006, the total staff of this segment (50% of Vivo) was 4,193, 2,800 and 2,948 employees, respectively, with the increase in 2008 being mainly related to Telemig.

d)    Reconciliation of revenues, net income, assets and liabilities

        In 2008, 2007 and 2006, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2008	2007	2006
Total relating to reportable segments	6,572,700,192	5,968,311,959	5,678,849,676
Total relating to other businesses	707,071,179	668,097,060	549,720,637
Elimination of intragroup revenues	(545,463,936)	(487,999,827)	(463,282,694)

Total consolidated revenues	6,734,307,435	6,148,409,192	5,765,287,619

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        In 2008, 2007 and 2006, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2008	2007	2006
Total relating to reportable segments	676,519,397	600,458,282	780,664,579
Total relating to other businesses(i)	20,653,392	(22,711,708)	(113,008,047)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(183,107,784)	(141,589,112)	(133,020,722)
Net foreign currency exchange gains (losses)	3,902,287	(13,496,147)	(1,805,476)
Net gains on financial assets and other investments(ii)	9,885,056	245,628,440	20,991,979
Equity in earnings of affiliated companies	170,973,573	126,130,271	130,602,471
Income tax not included in reportable segments(iii)	2,408,190	(5,186,988)	195,570,950
Net income from discontined operations	—	45,474,124	74,132,079

Net income (before minority interests)	701,234,111	834,707,162	954,127,813

(i)
The improvement in this caption in 2008 is primarily explained by a reduction in net other financial expenses, as detailed in Note 18, and by the costs of Euro 7 million incurred in 2007 related to the tender offer launched by Sonae. The improvement in this caption in 2007, compared to 2006, is mainly related to: (1) the increase of MTC's contribution to Portugal Telecom's consolidated income before financial results and taxes, from Euro 19 million in 2006 to Euro 50 million in 2007, since this company was only acquired on September 2006; and (2) the reduction in expenses incurred by Portugal Telecom with the tender offer launched by Sonae, from Euro 35 million in 2006 to Euro 7 million in 2007 (Note 15).

(ii)
The change in this caption is primarily explained by the following gains recorded in 2007: (a) Euro 110,955,318 (Note 17) related to the disposal of a 22% stake in Africatel; (b) Euro 38,650,508 (Note 17) related to the disposal of available for sale investments; (c) Euro 77,428,725 (Note 42) related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date; and (d) Euro 32,188,194 (Note 17) related to the financial settlement of equity swaps over own shares. In 2008, this caption includes a gain of Euro 8,822,351 (Note 17) related to the disposal of a 3% stake in Africatel.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        As at 31 December 2008 and 2007, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	2008	2007
Total assets relating to reportable segments	12,770,162,129	11,621,240,051
Total assets relating to other businesses and eliminations	282,836,443	906,038,480
Other items not included in reportable segments:
Investments in group companies and other investments(i)	615,422,383	541,578,046
Goodwill (Note 33)	44,682,173	53,314,309

Total consolidated assets	13,713,103,128	13,122,170,886

    (i)
    The change in this caption is primarily explained by the increase in the carrying value of the investment in Unitel, as detailed in Note 31.

        As at 31 December 2008 and 2007, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	2008	2007
Total liabilities relating to reportable segments	7,159,347,036	6,337,547,807
Total liabilities relating to other businesses and eliminations	(56,681,570)	(311,243,575)
Other items not included in reportable segments:
Loans obtained at a group level	5,410,616,881	5,014,056,466

Total consolidated liabilities	12,513,282,347	11,040,360,698

        Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2008 and 2007 and capital expenditures for tangible and intangible assets in 2008, 2007 and 2006 are as follows:

	2008
	Total assets	Total liabilities	Tangible assets (Note 34)	Intangible assets (Note 33)
Domestic operations(i)	7,387,467,909	6,035,237,151	3,360,408,961	900,063,080
Brazil	5,468,730,139	2,284,361,199	1,157,043,722	2,440,894,078
Other	856,905,080	4,193,683,997	120,384,330	122,080,958

	13,713,103,128	12,513,282,347	4,637,837,013	3,463,038,116

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

	2007
	Total assets	Total liabilities	Tangible assets (Note 34)	Intangible assets (Note 33)
Domestic operations(i)	6,801,516,786	5,178,641,633	2,251,017,698	926,355,217
Brazil	5,465,930,992	1,947,534,215	1,215,150,692	2,309,185,592
Other	854,723,108	3,914,184,850	119,228,781	147,582,618

	13,122,170,886	11,040,360,698	3,585,397,171	3,383,123,427

	Capital expenditures for tangible and intangible assets(ii)
	2008	2007	2006
Domestic operations	661,199,609	488,299,553	447,662,366
Brazil	531,713,077	366,870,020	392,932,179
Other	49,383,898	44,117,244	27,132,211

	1,242,296,584	899,286,817	867,726,756

(i)
The increase in assets, liabilities and tangible assets from domestic businesses is primarily related to the impacts of the revaluation of the real estate properties and the ducts infra-strutucture, including effects on tangible assets and deferred tax liabilities.

(ii)
In addition to these reported capital expenditures, Vivo acquired 3G licenses in 2008 for an amount of Euro 227,247,163 (Note 33), and TMN capitalized in 2007 an amount of Euro 241,746,603 (Note 33) related to the commitments assumed under the UMTS license.

8. Wages and salaries

        During the years 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Salaries	470,706,968	504,988,145	501,631,356
Social security	107,634,961	101,273,912	94,461,544
Health care benefits	12,979,075	10,833,038	14,453,749
Trainning	9,082,267	6,909,253	7,464,074
Other	16,194,037	14,068,525	15,466,460

	616,597,308	638,072,873	633,477,183

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

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

  d)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, SA ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit ("Marconi Complementary Fund"). In addition, PT Comunicações contributes to the fund "Fundo de Melhoria Marconi" with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

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

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

        The actuarial valuations for these plans, as at 31 December 2008, 2007 and 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2008	2007	2006
Rate of return on long-term fund assets	6.00%	6.00%	6.00%
Pensions liabilities' discount rate	5.75%	5.25%	4.75%
Salaries liabilities' discount rate	5.75%	4.75%	4.25%
Salary growth rate	1.75%	2.00%	2.25%
Pension growth rate	Linked to GDP growth	Linked to GDP growth	1.75%
Inflation rate	1.75%	2.00%	1.75%

        The discount rate for pension and salaries liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

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

        The demographic assumptions considered as at 31 December 2008 and 2007 were as follows:

        Mortality table:

Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m adjusted
Females	PA (90)f adjusted

  Disability table: Swiss Reinsurance Company

  Turnover of employees: Nil

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2008 and 2007 were as follows:

	2008	2007
Projected benefit obligation:
Pension, pension supplements and gratuities	2,607,450,000	2,762,077,000
Salaries to pre-retired and suspended employees	907,735,413	985,739,338

	3,515,185,413	3,747,816,338
Pension funds assets at fair value	(1,738,250,176)	(2,316,814,232)

Unfunded pension obligations	1,776,935,237	1,431,002,106
Prior years' service gains(i)	10,613,000	9,660,000

Present value of unfunded pension obligations (Note 9.3)	1,787,548,237	1,440,662,106

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the benefits granted under pension plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years).

        As at 31 December 2008 and 2007, the portfolio of pension funds was as follows:

	2008		2007
	Amount	%	Amount	%
Equities(i)	728,143,762	41.9%	1,132,131,173	48.9%
Bonds	572,620,504	32.9%	744,044,644	32.1%
Property(ii)	214,960,272	12.4%	176,727,406	7.6%
Cash, treasury bills, short-term stocks and other current assets	222,525,638	12.8%	263,911,009	11.4%

	1,738,250,176	100.0%	2,316,814,232	100.0%

(i)
As at 31 December 2008, this caption included investments in shares of Portugal Telecom (Euro 23,546,695) and in shares of certain related parties, namely Banco Espírito Santo (Euro 87,691,878) and Telefónica (Euro 141,513,634).

(ii)
As at 31 December 2008, this caption included certain properties that have been rented to Portugal Telecom Group companies, which represented more than 95% of the value of property investments held by the funds, including a property that was disposed of at market value by PT Comunicações in 2008 at Euro 37.3 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom's post retirement defined pension plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

        During the years 2008 and 2007, the movement in the plan assets was as follows:

	2008	2007
Opening balance of the plan assets	2,316,814,232	2,263,925,000
Actual return on assets	(520,585,247)	79,991,229
Payments of benefits	(164,189,714)	(165,557,000)
Contributions made by the Company (Note 9.4)(i)	98,462,352	155,231,003
Participants' contributions	7,748,553	9,665,000
Asset settlement(ii)	—	(26,441,000)

Closing balance of the plan assets	1,738,250,176	2,316,814,232

(i)
This caption includes Euro 37.3 million (Note 34) related to a contribution of a real estate property. The remaining contributions amounting to Euro 61,162,352 (Note 9.4) were done in cash.

(ii)
This amount corresponds to the market value of the "Fundo de Melhoria Marconi", which was settled following the decision of PT Comunicações to only make cash contributions limited to the mandatory requirement of 1.55% of related salaries.

        A summary of the components of the net periodic pension cost recorded in 2008, 2007 and 2006 is presented below:

	2008	2007	2006
Service cost	7,704,000	15,147,000	21,793,000
Interest cost	185,369,000	185,913,899	176,964,706
Expected return on plan assets	(137,793,000)	(141,491,000)	(130,803,000)
Prior years' service gains(i)	(1,026,000)	(111,285,000)	(23,301,000)

Sub total (Note 9.5)	54,254,000	(51,715,101)	44,653,706
Work force reduction program (Note 9.3)(ii)	90,896,601	280,163,727	197,304,200
Settlement of "Fundo Melhoria Marconi" (Note 9.5)	—	(12,841,000)	—
Settlement of DCSI Plan (Note 9.3)	—	(329,178)	—

Pension cost	145,150,601	215,278,448	241,957,906

(i)
In 2008, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years. In 2007, this caption includes a prior year service gain of Euro 110,336,000 (Note 7.a) related to certain amendments made in that year to benefits granted

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

  under the pension plans. In 2006, prior years' service gains are related to the change in the pension formula for the Marconni Plan and for some participants of Plan CGA.

(ii)
In 2007, this caption includes Euro 7,863,478 (Note 20) related to the pre-retirement of employees under the spin-off process which was recorded under the caption "Discontinued operations", while the remaining amount of Euro 272,300,249 (Note 9.5) was recorded under the caption "Curtailment costs, net".

        Actuarial gains and losses resulting essentially from changes in actuarial assumptions and differences between those actuarial assumptions and actual data, are recognised directly in shareholders' equity. During the years 2008 and 2007, the movement in accumulated net actuarial losses was as follows:

	2008	2007
Opening balance	1,152,426,678	1,404,159,583
Change in actuarial assumptions (Note 9.6)	(218,193,178)	(132,842,395)
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation related	47,908,910	(180,390,281)
Asset related	658,378,247	61,499,771

Closing balance (Note 41.5)	1,640,520,657	1,152,426,678

        During the year 2008, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 5.25% to 5.75% for pension liabilities and from 4.75% to 5.75% for salary liabilities, reflecting the change in financial markets occurred in 2008 and economic trends as at 31 December 2008; (ii) the reduction in the salary growth rate and inflation rate from 2.00% to 1.75%; and (iii) the adjustment in mortality tables (PA (90), from less four years to less five years). During the year 2007, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields; (ii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iii) the increase in the inflation rate from 1.75% to 2.00%.

        Differences between actual data and actuarial assumptions related to the PBO, results mainly from salary increases being higher than the assumption used and information on deferred pensioners.

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

        This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        The financing of the Health Care Plan is assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

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

        The actuarial valuations for these plans, as at 31 December 2008, 2007 and 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2008	2007	2006
Rate of return on long-term fund assets	6.00%	6.00%	6.00%
Health care liabilities' discount rate	5.75%	5.25%	4.75%
Health care cost trend rate:
Next two years	3.50%	3.50%	3.50%
Years thereafter	3.00%	3.00%	2.75%
Inflation rate	1.75%	2.00%	1.75%

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

        The demographic assumptions considered as at 31 December 2008 and 2007 were as follows:

        Mortality table:

Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m adjusted
Females	PA (90)f adjusted

        Disability table: Swiss Reinsurance Company

        Turnover of employees: Nil

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        Based on the actuarial studies, the benefit obligation and the fair value of health care funds and prior year's service gains not yet recognized as at 31 December 2008 and 2007 are as follows:

	2008	2007
Accumulated health care benefit obligation	426,325,003	455,308,816
Plan assets at fair value	(393,396,360)	(582,330,282)

Unfunded obligations and (excessive) funding of pension obligations	32,928,643	(127,021,466)
Prior years' service gains(i)	14,817,000	16,231,000

Present value of unfunded obligations and (excessive) funding (Note 9.3)	47,745,643	(110,790,466)

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

        As at 31 December 2008 and 2007, the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	2008		2007
	Amount	%	Amount	%
Equities	88,905,003	22.6%	246,927,446	42.4%
Bonds	207,167,934	52.7%	246,542,590	42.3%
Cash, treasury bills, short-term stocks and other current assets	97,323,423	24.7%	88,860,246	15.3%

	393,396,360	100.0%	582,330,282	100.0%

        During the years 2008 and 2007, the movement in the plan assets was as follows:

	2008	2007
Opening balance of the plan assets	582,330,282	644,224,704
Actual return on assets	(107,697,248)	24,783,000
Refunds (Note 9.4)(i)	(81,236,674)	(86,677,422)

Closing balance of the plan assets	393,396,360	582,330,282

(i)
This caption includes Euro 21,236,674 related to the refund of expenses paid on account by PT Comunicações and Euro 60,000,000 related to the refund of the excess funding determined during the year.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        A summary of the components of the net periodic post retirement health care cost in 2008, 2007 and 2006 is presented below:

	2008	2007	2006
Service cost	2,304,000	2,608,000	6,868,000
Interest cost	23,365,000	22,998,957	40,554,000
Expected return on plan assets	(34,221,000)	(37,940,000)	(36,935,000)
Prior years' service gains	(943,000)	(1,028,000)	(127,255,684)

Sub total (Note 9.5)	(9,495,000)	(13,361,043)	(116,768,684)
Work force reduction program costs (Note 9.5)	3,661,000	9,653,813	11,609,762
Termination of SNS Protocol (Notes 7.a) and 9.5)	—	—	(220,417,000)
Settlement of DCSI Plan (Note 9.3)	—	(677,785)	—

	(5,834,000)	(4,385,015)	(325,575,922)

        Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are computed periodically by the actuary and are recognised directly in shareholders' equity. During the years 2008 and 2007, the movements in accumulated net actuarial losses were as follows:

	2008	2007
Opening balance	212,934,093	246,438,253
Change in actuarial assumptions (Note 9.6)	(14,116,000)	(18,105,160)
Differences between actual data and actuarial assumptions (Note 9.6):
Health care benefit obligation related	(21,087,055)	(28,556,000)
Assets related	141,918,248	13,157,000

Closing balance (Note 41.5)	319,649,286	212,934,093

        During the year 2008, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 5.25% to 5.75%, reflecting the change in financial markets occurred in 2008 and economic trends as at 31 December 2008; (ii) the reduction in the salary growth rate from 2.00% to 1.75%; and (iii) the adjustment in mortality tables (PA (90), from less four years to less five years). During the year 2007, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25%; (ii) the increase in the long-term health care cost trend rate from 2.75% to 3.00%; and (iii) the increase in the inflation rate from 1.75% to 2.00%.

        Differences between actual data and actuarial assumptions related to the PBO results mainly from lower health care expenses than expected.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.3. Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2008 and 2007 were as follows:

	Pension benefits (Note 9.1)	Health care benefits (Note 9.2)	Total
Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068
Net periodic pension cost/(gain) (Note 9.5)	(51,715,101)	(13,361,043)	(65,076,144)
Work force reduction program costs (Note 9.1)	280,163,727	9,653,813	289,817,540
Settlement of the "Fundo de Melhoria Marconi" (Note 9.5)	(12,841,000)	—	(12,841,000)
Settlement of the DCSI Plan (Notes 9.1, 9.2 and 9.5)	(329,178)	(677,785)	(1,006,963)
Payments, contributions and refunds (Note 9.4)	(330,454,024)	61,159,228	(269,294,796)
Net actuarial gains (Note 9.6)	(251,732,905)	(33,504,160)	(285,237,065)

Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640

Net periodic pension cost/(gain) (Note 9.5)	54,254,000	(9,495,000)	44,759,000
Work force reduction program costs (Note 9.1)	90,896,601	3,661,000	94,557,601
Payments, contributions and refunds (Note 9.4)(i)	(286,358,449)	57,654,916	(228,703,533)
Net actuarial losses (Note 9.6)	488,093,979	106,715,193	594,809,172

Balance as at 31 December 2008	1,787,548,237	47,745,643	1,835,293,880

(i)
This caption includes Euro 37.3 million (Note 34) related to a contribution in kind of a building, with the remaining Euro 249,058,449 (Note 9.4) being related to contributions in cash, payments and refunds.

        Certain post retirement benefit plans have a surplus position, therefore according to IAS 19 they should be presented in the balance sheet separately from those plans with a deficit position. As at

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

31 December 2008 and 2007, net post retirement obligations were recognized in the balance sheet as follows:

	2008	2007
Plans with a deficit position:
Pensions	1,789,105,263	1,463,019,423
Healthcare	47,745,643	912,816

	1,836,850,906	1,463,932,239

Plans with a surplus position:
Pensions	(1,557,026)	(22,357,317)
Healthcare	—	(111,703,282)

	(1,557,026)	(134,060,599)

	1,835,293,880	1,329,871,640

        The impact of an increase (decrease) by 25 bp on the discount rate actuarial assumption would be a decrease (increase) of the responsibilities for post retirement benefits by approximately Euro 101 million (Euro 106 million).

        The impact of an increase (decrease) in the health care cost trend assumption by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 69 million (Euro 57 million).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.4. Cash flow relating to post retirement benefit plans

        During the years 2008, 2007 and 2006, the payments and contributions regarding post retirement benefits were as follows:

	2008	2007	2006
Pension benefits
Contributions to the funds (Note 9.1)	61,162,352	155,231,003	59,844,004
Payments of salaries to pre-retired and suspended employees	187,896,097	174,860,300	165,488,614
Settlement of DCSI plan	—	362,721	—

Sub total (Note 9.3)	249,058,449	330,454,024	225,332,618

Health care benefits
Refunds (Note 9.2)	(81,236,674)	(86,677,422)	—
Payments to PT ACS	23,581,758	25,084,022	34,192,208
Settlement of DCSI plan	—	434,172	—
Contributions to the fund	—	—	302,328,287

Sub total (Note 9.3)	(57,654,916)	(61,159,228)	336,520,495

Termination payments
Related to continued operations (Note 9.5)	5,397,564	7,513,072	18,936,785
Related to discontinued operations (Note 20)	—	7,351,702	—

Sub total	5,397,564	14,864,774	18,936,785

	196,801,097	284,159,570	580,789,898

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.5. Post retirement benefit costs

        In 2008, 2007 and 2006, post retirement benefit costs and net work force reduction program costs were as follows:

	2008	2007	2006
Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	54,254,000	(51,715,101)	44,653,706
Health care benefits (Notes 9.2 and 9.3)	(9,495,000)	(13,361,043)	(116,768,684)

	44,759,000	(65,076,144)	(72,114,978)

Curtailment costs, net
Work force reduction program
Pensions (Note 9.1)	90,896,601	272,300,249	197,304,200
Health care (Note 9.2)	3,661,000	9,653,813	11,609,762
Termination payments (Note 9.4)	5,397,564	7,513,072	18,936,785
Settlement of the "Fundo de Melhoria Marconi" (Note 9.1)	—	(12,841,000)	—
Settlement of the DCSI Plan (Note 9.3)	—	(1,006,963)	—
Termination of Protocol with SNS (Note 9.2)	—	—	(220,417,000)
Provisions for SNS receivables	—	—	11,528,257

	99,955,165	275,619,171	18,962,004

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would have led to a decrease (increase) of post retirement benefit costs in the year 2008 by approximately Euro 29 million, related to the increase (decrease) in expected return on assets.

        The impact of an increase (decrease) in the health care cost trend rate assumption by 1% would be an increase (decrease) of post retirement benefit costs in the year 2008 by approximately €5 million (€4 million)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.6. Net actuarial losses (gains)

        In 2008, 2007 and 2006, the net actuarial losses (gains) (Note 9.3) recorded in the Statement of Recognised Income and Expenses were as follows:

	2008	2007	2006
Changes in actuarial assumptions
Pension benefits (Note 9.1)	(218,193,178)	(132,842,395)	(208,250,000)
Health care benefits (Note 9.2)	(14,116,000)	(18,105,160)	(14,078,000)

	(232,309,178)	(150,947,555)	(222,328,000)

Differences between actual data and actuarial assumptions
Pension benefits (Note 9.1)	706,287,157	(118,890,510)	(40,727,996)
Health care benefits (Note 9.2)	120,831,193	(15,399,000)	(56,359,217)

	827,118,350	(134,289,510)	(97,087,213)

	594,809,172	(285,237,065)	(319,415,213)

10. Direct costs

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Telecommunications costs(i)	862,375,416	739,631,643	567,776,200
Leasings of sites(i)	71,301,499	57,242,913	53,728,489
Directories (Note 3.p)	63,961,699	67,996,560	74,391,838
Other(ii)	89,292,708	42,426,060	28,973,926

	1,086,931,322	907,297,176	724,870,453

(i)
During 2008, 2007 and 2006, these captions include costs related to operating leases totalling Euro 141,361,280, Euro 118,205,439 and Euro 104,281,651, respectively (Note 13). The increase in total telecommunication costs in 2008 is primarily explained by an increase at Vivo, in line with the increase in its customer base, while the increase in 2007 is mainly related to the termination of the partial "Bill & Keep" interconnection regime in Brazil (Note 7.c).

(ii)
This caption includes primarily mobile contents and programming costs, with the increase in 2008 being mostly explained by the programming costs incurred by the wireline business as a result of the roll out of the cable and satellite television services.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

11. Costs of products sold

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Costs of products sold	773,686,807	657,908,899	582,739,442
Increases in adjustments for inventories (Note 39)	7,385,304	197,841	1,159,694
Reductions in adjustments for inventories (Note 39)	(2,611,552)	(1,957,157)	(3,279,638)

	778,460,559	656,149,583	580,619,498

12. Supplies and external services

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Commissions	278,176,217	264,249,979	264,528,146
Support services	261,884,199	233,571,798	202,072,507
Specialized work	202,365,383	185,584,524	167,679,709
Maintenance and repairs	169,568,646	155,687,210	155,587,635
Electricity	83,953,123	77,514,893	68,183,305
Operating leases (Note 13)	58,551,978	59,859,136	63,897,233
Communications	21,609,789	20,908,106	22,766,726
Surveillance and security	15,494,522	14,463,577	13,812,361
Travelling	14,611,970	12,211,052	13,596,095
Fuel, water and other fluids	12,812,416	11,537,585	11,662,325
Installation and removal of terminal equipment	12,558,912	17,337,399	16,048,406
Transportation	10,648,290	10,012,616	9,669,906
Office material	9,878,110	11,098,444	11,098,878
Cleaning expenses	9,291,229	8,858,243	8,537,635
Insurance	7,806,880	9,493,951	10,275,439
Other	60,736,557	86,799,912	91,167,511

	1,229,948,221	1,179,188,425	1,130,583,817

13. Operating leases

        Operating lease costs consist primarily of rentals of leased lines, rents for the location of mobile networks, property and transportation equipment. These contractual rental agreements entered into by

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

13. Operating leases (Continued)

our businesses usually do not have call options or contingent rents. During 2008, 2007 and 2006, operating lease costs were recognised under the following captions:

	2008	2007	2006
Direct costs (Note 10)	141,361,280	118,205,439	104,281,651
Supplies and external services (Note 12)	58,551,978	59,859,136	63,897,233

	199,913,258	178,064,575	168,178,884

        As at 31 December 2008, the Company's obligations under operating lease contracts mature as follows:

2009	138,297,593
2010	78,140,275
2011	70,637,566
2012	65,731,969
2013	62,747,653
2014 and following years	287,847,264

703,402,320

14. Indirect taxes

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Spectrum fees(i)	162,312,449	133,771,522	108,599,557
Value added tax	14,867,985	22,233,365	23,939,712
Other indirect taxes(ii)	56,419,592	45,820,217	43,371,668

	233,600,026	201,825,104	175,910,937

(i)
This caption includes primarily spectrum fees from Vivo and TMN, which in 2008 amounted to Euro 133 million and Euro 27 million, respectively, in 2007 amounted to Euro 103 million and Euro 28 million, respectively, and in 2006 amounted to Euro 80 million and Euro 26 million, respectively.

(ii)
This caption includes mainly indirect taxes from Vivo related to Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund), as well as other municipal, federal and state taxes in Brazil.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

15. Other costs, net

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Donations	2,609,590	4,346,148	3,855,978
Tax fines	1,978,594	1,715,807	1,303,811
Other(i)	25,398,655	39,009,981	110,240,206

	29,986,839	45,071,936	115,399,995

(i)
The decrease in this caption in 2008 is primarily explained by expenses incurred in 2007 amounting to Euro 7 million related to the tender offer launched by Sonae in 2006. In 2007, the reduction in this caption is primarily explained by the reduction in the expenses incurred by Portugal Telecom related to the tender offer launched by Sonae in 2006, from Euro 35 million in 2006 to Euro 7 million in 2007 (Note 7.d), and by the recognition in 2006 of an adjustment amounting to Euro 51 million (Notes 7.c and 34) to the value of certain CDMA equipments at Vivo.

16. Net interest expense

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Interest expense:
Related to loans obtained and financial instruments	370,861,543	304,130,734	343,426,728
Other	18,110,935	7,142,405	7,416,137
Interest income:
Related to cash and short-term investments and financial instruments	(96,972,622)	(96,019,309)	(102,905,642)
Other	(19,627,639)	(17,885,538)	(27,863,882)

	272,372,217	197,368,292	220,073,341

        The increase in net interest expenses in 2008 is primarily explained by the increase in net debt (debt minus cash and cash equivalents and short term investments), in line with the execution of the share buyback completed in 2008.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

17. Net gains on financial assets and other investments

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Derivative financial instruments(i)	(9,424,463)	(100,003,385)	(17,498,511)
Disposal of a 3% and 22% stakes in Africatel (Notes 7.d and 19)(ii)	(8,822,351)	(110,955,318)	—
Real estate investments(iii)	(840,167)	(637,670)	(784,175)
Disposals of available for sale investments (Note 7.d)(iv)	—	(38,650,508)	—
Other, net	(210,593)	1,463,874	(51,077)

	(19,297,574)	(248,783,007)	(18,333,763)

(i)
In 2008, this caption is related to net gains of Euro 9,424,463 related to changes in the fair value of derivative financial instruments (Note 42.2). In 2007, this caption includes net gains of Euro 67,815,191 related to changes in the fair value of derivative financial instruments classified as held for trading (Note 42.2) and a gain of Euro 32,188,194 (Notes 7.d, 41.2 and 44.f) related to the financial settlement of equity swaps. In 2006, this caption includes net losses of Euro 14,422,914 related to changes in the fair value of derivative financial instruments classified as held for trading, a gain of Euro 23,513,275 related to the financial settlement of equity swaps (Note 44.f) and a gain of Euro 8,408,150 related to dividends obtained by Portugal Telecom on the equity swap over PT Multimedia's shares.

(ii)
This caption is related to the disposals in 2008 and 2007 of a 3% and 22% stakes in Africatel for the amounts of Euro 13,426,862 (Note 44.d) and Euro 116,999,817 (Note 44.d), respectively.

(iii)
This caption includes gains related to rents received from real estate rented to third parties, net of the corresponding amortization of these assets (Note 32).

(iv)
This caption includes the gains related to the disposals of the investments in Banco Espírito Santo and Telefónica amounting to Euro 35,698,600 (Note 19) and Euro 2,951,908, respectively, which were disposed of for Euro 110,318,600 (Note 44.d) and Euro 5,107,941 (Note 44.d), respectively.

18. Net other financial expenses

        During 2008, 2007 and 2006, this caption consists of:

	2008	2007	2006
Bank commissions and expenses	13,573,189	34,009,849	29,099,186
Other(i)	25,318,679	14,306,585	22,679,560

	38,891,868	48,316,434	51,778,746

(i)
This caption includes certain taxes incurred by Vivo related to financial operations, namely taxes paid in connection with dividends received.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes

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

        Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies in which it holds at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2008, except for the situations where provisions have been recognised (Note 39).

        Vivo and other subsidiaries located in Brasil are subject to income taxes at a nominal rate of 34%.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

a)    Deferred taxes

        During 2008 and 2007, the movements in deferred tax assets and liabilities were as follows:

	Balance 31 Dec 2007	Changes in the consolidation perimeter (Note 2)(i)	Net income	Accumulated earnings	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Deferred tax assets
Accrued post-retirement liability	352,415,985	—	(23,681,856)	157,624,431	—	(5,682)	486,352,878
Tax losses carryforward(ii)	214,969,871	—	923,439	—	(43,062,112)	—	172,831,198
Provisions and adjustments	102,960,893	—	(2,301,375)	—	(10,803,259)	1,290	89,857,549
Additional contribution to pension funds	169,494,062	—	(30,926,991)	—	—	—	138,567,071
Financial instruments	14,152,986	—	(399,710)	339,983	287,241	—	14,380,500
Other	138,886,560	30,530,408	(11,302,066)	—	(27,771,104)	(901,189)	129,442,609

	992,880,357	30,530,408	(67,688,559)	157,964,414	(81,349,234)	(905,581)	1,031,431,805

Deferred tax liabilities
Gains on disposals of investments	3,836,157	—	(1,457,474)	—	—	—	2,378,683
Revaluation of fixed assets (Note 4)	12,951,922	—	(6,364,343)	284,346,234	—	36,871	290,970,684
Other	68,092,061	105,139,836	15,707,453	—	(19,530,647)	(565,300)	168,843,403

	84,880,140	105,139,836	7,885,636	284,346,234	(19,530,647)	(528,429)	462,192,770

		(74,609,428)	(75,574,195)	(126,381,820)	(61,818,587)	(377,152)

(i)
Changes in the consolidation perimeter correspond to the impact of the consolidation of Telemig as from 1 April 2008.

(ii)
As at 31 December 2008, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 508 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

	Balance 31 Dec 2006	Changes in the consolidation perimeter(i)	Net income(ii)	Accumulated earnings	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Deferred tax assets
Accrued post-retirement liability	443,480,168	—	(15,476,360)	(75,588,720)	—	897	352,415,985
Tax losses carryforward(iii)	272,545,978	(73,229,713)	(866,883)	—	16,520,489	—	214,969,871
Provisions and adjustments	112,663,562	(14,931,534)	1,245,871	—	4,063,172	(80,178)	102,960,893
Additional contribution to pension funds	203,542,091	—	(34,048,029)	—	—	—	169,494,062
Financial instruments	13,224,000	—	1,065,143	—	(92,486)	(43,671)	14,152,986
Other	121,551,355	(956,783)	7,896,775	—	9,161,811	1,233,402	138,886,560

	1,167,007,154	(89,118,030)	(40,183,483)	(75,588,720)	29,652,986	1,110,450	992,880,357

Deferred tax liabilities
Gains on disposals of investments	3,176,409	(29,169)	659,747	—	—	29,170	3,836,157
Revaluation of fixed assets	14,342,405	(29,170)	(1,360,805)	—	—	(508)	12,951,922
Financial instruments and investments availale for sale	11,660,352	—	(4,310,612)	(7,306,068)	—	(43,672)	—
Other	61,198,651	—	8,485,140	—	(1,591,730)	—	68,092,061

	90,377,817	(58,339)	3,473,470	(7,306,068)	(1,591,730)	(15,010)	84,880,140

		(89,059,691)	(43,656,953)	(68,282,652)	31,244,716	1,125,460

(i)
Changes in the consolidation perimeter are primarily related to deferred tax assets and liabilities from PT Multimedia (Note 1).

(ii)
The movements in deferred tax assets and liabilities recorded through net income include the recognition of a deferred tax asset of Euro 910,608 (Note 20) related to the tax effect of costs of Euro 3,436,257 related to the spin-off of PT Multimedia that have not yet been considered for corporate tax purposes.

(iii)
As at 31 December 2007, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 632 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

        As at 31 December 2008 and 2007, total deferred tax assets include respectively Euro 333 million and Euro 394 million from foreign countries, and total deferred tax liabilities include respectively Euro 103 million and Euro 19 million from foreign countries. These deferred tax assets and liabilities

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

from foreign countries are mainly related to Vivo. The increase in deferred tax liabilities is related to the effects of the purchase price allocation of Telemig, as described in Note 2.

b)    Reconciliation of income tax provision

        During 2008, 2007 and 2006, the reconciliation between the nominal and effective income tax for the period is as follows:

	2008	2007	2006
Income before taxes	934,565,267	1,032,510,703	858,631,363
Statutory tax rate	26.5%	26.5%	27.5%

	247,659,796	273,615,336	236,123,625
Permanent differences(i)	(23,094,849)	(36,617,775)	11,803,881
Difference in tax rates	14,771,860	5,380,340	(8,419,634)
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	7,555,841	8,808,391	8,545,381
Adjustments to the provision for income taxes of the previous year (Note 28)	(6,431,797)	(9,993,868)	(6,380,082)
Tax losses from previous periods	(5,389,597)	—	(134,470,029)
Reversal of deferred tax liabilities related to the taxation of 50% of the gains obtained in the disposal of certain financial investments (Note 7.d)	—	—	(141,972,529)
Valuation allowance for certain tax losses carryforward(ii)	—	—	54,723,658
Liquidation of a subsidiary (Note 7.d)	—	—	(53,342,681)
Change in statutory tax rate in Portugal(iii)	—	—	8,329,536
Other	(1,740,098)	2,085,241	3,694,503

	233,331,156	243,277,665	(21,364,371)

Income tax
Income tax-current (Note 28)	157,756,961	198,710,104	292,449,234
Deferred taxes(iv)	75,574,195	44,567,561	(313,813,605)

	233,331,156	243,277,665	(21,364,371)

(i)
In 2008, this caption includes Euro 2,397,005 and Euro 2,304,973 resulting from the non-taxable gains amounting to Euro 9,045,300 (Note 31) and Euro 8,822,351 (Note 17) related to the disposals of the investments in Banco Best and Africatel, respectively. In 2007, this caption includes primarily Euro 29,403,159 and Euro 9,460,129 resulting from the non-taxable gains amounting to Euro 110,955,318 (Note 17) and Euro 35,698,600 (Note 17) related to the disposals of the investments in Africatel and Banco Espírito Santo, respectively. In addition, this caption also includes non-taxable gains on affiliated companies and certain tax benefits on dividends paid by Vivo, which were higher in 2008, as compared to 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

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

(iv)
The change in this caption from 2006 to 2007 is mainly related to: (a) the reduction of deferred tax liabilities in 2006 by Euro 268 million, following the adoption of the voluntary capital gains taxation regime, as mentioned above; and (b) a gain of Euro 134 million (Note 7.c) recorded in 2006 related to the recognition of tax losses from previous periods at Vivo.

20. Discontinued operations

        During the years 2007 and 2006, PT Multimedia was classified as a discontinued operation, following the approval at the Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the spin-off of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

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

        Net income from discontinued operations includes the results of PT Multimedia in 2007, up to the conclusion of the spin-off, and in 2006, and expenses incurred with the spin-off process, as follows:

	2007	2006
Results of PT Multimédia	63,150,775	74,132,079
Expenses incurred with the spin-off (net of tax)(i)	(17,676,651)	—

Net income from discontinued operations	45,474,124	74,132,079

    (i)
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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        The results of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off and in 2006 are presented below.

	2007	2006
Revenues	586,736,842	666,482,870
Costs:
Wages and salaries	34,837,316	39,975,868
Direct costs	182,533,032	203,037,771
Commercial costs	45,023,522	56,865,044
Depreciation and amortization	91,154,879	102,502,152
Other costs	144,042,093	153,162,816

Total costs	497,590,842	555,543,651

Income before financial results and taxes	89,146,000	110,939,219
Interest and other financial expenses, net	3,324,038	7,755,451

Income before income taxes	85,821,962	103,183,768
Provision for income taxes	(22,671,187)	(29,051,689)

Results from discontinued operations	63,150,775	74,132,079

        The assets and liabilities related to discontinued operations as at 31 October 2007 was as follows:

Assets of PT Multimedia:
Current assets	186,411,081
Intangible assets	250,184,460
Tangible assets	314,358,492
Deferred taxes	70,665,379
Other non-current assets	33,498,346

855,117,758
Goodwill on the acquisition of PT Multimedia shares	176,647,949

Total assets	1,031,765,707

Liabilities of PT Multimedia:
Current liabilities	299,152,572
Medium and long-term debt	134,349,770
Other non-current liabilities	20,817,520

Total liabilities	454,319,862

        The carrying value of net assets related to PT Multimedia amounting to Euro 577 million, as detailed above, net of the related minority interests amounting to Euro 172 million, totalling Euro 405 million (Note 41), was recorded as a reduction of accumulated earnings following completion of the spin-off on 7 November 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        The statements of cash flows of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off and in 2006 were as follows:

	2007	2006
OPERATING ACTIVITIES
Collections from clients	727,457,467	755,138,649
Payments to suppliers	(462,184,646)	(486,697,923)
Payments to employees	(33,939,670)	(38,734,380)
Payments relating to income taxes	(2,656,318)	(2,689,546)
Payments relating to indirect taxes and other	(30,494,125)	(32,882,287)

Cash flow from operating activities	198,182,708	194,134,513

INVESTING ACTIVITIES
Cash receipts resulting from
Financial investments	3,340,528	4,460,469
Tangible fixed assets	2,038,056	641,268
Interest and related income	605,125	1,990,730
Dividends	1,476,409	1,843,062
Other investing activities	2,163,792	358,909

	9,623,910	9,294,438

Payments resulting from
Financial investments	(3,462)	(1,862,172)
Tangible and intangible assets	(89,240,828)	(115,925,107)
Other investing activities	(551)	(13,902,100)

	(89,244,841)	(131,689,379)

Cash flow from investing activities	(79,620,931)	(122,394,941)

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	125,220,982	1,074,976
Other financing activities	333,367	2,714,960

	125,554,349	3,789,936

Payments resulting from
Loans repaid	(59,595,173)	(8,459,559)
Lease rentals (principal)	(32,994,076)	(41,392,959)
Interest and related expenses	(12,058,846)	(10,146,171)
Dividends	(41,173,794)	(29,280,348)

	(145,821,889)	(89,279,037)

Cash flow from financing activities	(20,267,540)	(85,489,101)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

21. Minority interests

        During 2008 and 2007, the movements in minority interests were as follows:

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2008
Brasilcel (Note 2)(i)	620,221,444	304,038,052	10,888,496	51,864,006	(13,261,125)	(149,837,709)	(187,664)	823,725,500
MTC	68,460,093	—	—	19,183,603	(16,241,479)	(16,933,926)	—	54,468,291
Cabo Verde Telecom	42,533,862	—	—	16,539,761	(10,156,083)	—	1,929	48,919,469
Africatel(ii)	(1,695,847)	—	939,928	24,054,488	—	(3,148,179)	(372,704)	19,777,686
Timor Telecom	5,224,234	—	—	4,615,276	(1,921,160)	453,140	(33,857)	8,337,633
CST	1,513,056	—	—	429,943	(65,484)	(28,939)	(66,545)	1,782,031
LTM	1,590,591	—	—	909,241	(699,014)	(166)	14,313	1,814,965
Previsão	782,667	—	—	8,960	(25,508)	—	91	766,210
Kenya Postel Directories	1,265,036	—	—	616,683	(453,870)	(154,903)	—	1,272,946
Other	3,693,155	(1,268,931)	—	1,499,674	(775,417)	196,919	264	3,345,664

	743,588,291	302,769,121	11,828,424	119,721,635	(43,599,140)	(169,453,763)	(644,173)	964,210,395

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2007
Brasilcel(i)	558,432,965	—	—	14,701,694	—	46,746,710	340,075	620,221,444
MTC	62,619,712	—	—	22,908,611	(12,165,875)	(4,902,355)	—	68,460,093
Cabo Verde Telecom	37,683,845	—	—	12,542,174	(7,643,967)	—	(48,190)	42,533,862
Timor Telecom	4,137,046	—	—	2,502,878	(907,885)	(507,805)	—	5,224,234
LTM	1,475,269	—	—	746,428	(673,030)	7,350	34,574	1,590,591
CST	1,564,571	—	—	367,266	(62,603)	(293,574)	(62,604)	1,513,056
Kenya Postel Directories	1,050,462	—	—	509,358	(290,865)	(20,747)	16,828	1,265,036
Previsão	1,094,263	—	(184,030)	47,344	(40,128)	—	(134,782)	782,667
Africatel(ii)	—	—	782,026	9,956,220	(11,553,741)	(2,819,078)	1,938,726	(1,695,847)
PT Multimedia(iii)	180,460,811	(172,119,142)	—	29,143,593	(41,219,625)	—	3,734,363	—
Other	2,269,264	1,915,782	—	(578,140)	(73,867)	(453,982)	614,098	3,693,155

	850,788,208	(170,203,360)	597,996	92,847,426	(74,631,586)	37,756,519	6,433,088	743,588,291

(i)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel's subsidiaries in their corresponding amounts of equity and net income. The change in the consolidation perimeter is related to the consolidation of Telemig as from 1 April 2008 (Note 2). The increase in minority interests in 2008, which is included in the column "Acquisitions, disposals and share capital increases", is related to a share capital increase at Vivo Particpações occurred in June. The increase in the income applicable to minority interests in 2008, as compared to 2007, is explained by the increase in Vivo's results and by the interests of minority shareholders of Telemig.

(ii)
The increase in income applicable to minority shareholders of Africatel in 2008, as compared to 2007, is primarily explained by disposals of a 22% stake in this investment in July 2007 and a 3% stake in September 2008.

(iii)
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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

22. Dividends

        On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007. Accordingly, dividends amounting to Euro 533,200,884 (Notes 41 and 44.i) were paid in 2008.

        On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 41 and 44.i) were paid in 2007.

        On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2005. Accordingly, dividends amounting to Euro 526,402,838 (Note 44.i) were paid in 2006.

23. Earnings per share

        Earnings per share for the years 2008, 2007 and 2006 were computed as follows:

		2008	2007	2006
Income from continued operations, net of minority interests	(1)	581,512,476	725,529,205	824,280,479
Income from discontinued operations, net of minority interests	(2)	—	16,330,531	42,479,178

Net income attributable to equity holders of the parent	(3)	581,512,476	741,859,736	866,759,657

Financial costs related with exchangeable bonds (net of tax)	(4)	29,761,969	9,239,015	5,272,196

Net income considered in the computation of the diluted earnings per share	(5)	611,274,445	751,098,751	872,031,853

Weighted average common shares outstanding in the period	(6)	907,096,629	1,050,740,503	1,108,740,884
Effect ot the exchangeable bonds		64,655,173	64,655,173	93,895,026

	(7)	971,751,802	1,115,395,676	1,202,635,910

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.64	0.69	0.74
Diluted	[(1)+(4)]/(7)	0.63	0.66	0.69
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.00	0.02	0.04
Diluted	(2)/(7)	0.00	0.01	0.04
Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.64	0.71	0.78
Diluted	(5)/(7)	0.63	0.67	0.73

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

23. Earnings per share (Continued)

        Dilutive effects in 2008 and 2007 are related to the impact of the exchangeable bonds issued on August 2007, while in 2006 dilutive effects included the impact of these exchangeable bonds and those issued in 2001, which were repaid in December 2006.

24. Short-term investments

        As at 31 December 2008 and 2007, this caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. During 2008, as the maturity of most of the short-term investments was reached, these applications were converted into cash and cash equivalents and subsequently used for several purposes, including the execution of the share buyback programme, which was concluded in 2008.

25. Accounts receivable—trade

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Current accounts receivable—trade:
Accounts receivable from customers	1,343,955,877	1,428,941,709
Unbilled revenues	239,424,993	210,384,282

	1,583,380,870	1,639,325,991
Adjustments for doubtful accounts receivable—trade (Note 39)	(338,778,345)	(331,896,220)

	1,244,602,525	1,307,429,771

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

26. Accounts receivable—other

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Current accounts receivable—other
Receivables from related parties(i)	72,580,010	19,360,241
Advances to suppliers	58,723,322	19,089,604
Trial deposits	16,589,316	21,022,986
Contributions from SNS(ii)	16,086,024	30,341,962
Discounts given to retired Portuguese citizens(iii)	—	21,719,037
Other	65,485,722	50,805,063

	229,464,394	162,338,893
Adjustments for other current accounts receivable (Note 39)	(27,580,020)	(33,593,504)

	201,884,374	128,745,389

Other non-current accounts receivable	6,685,252	6,641,582
Adjusments for other non-current accounts receivable (Note 39)	(1,828,628)	(2,289,349)

	4,856,624	4,352,233

(i)
The increase in this caption is primarily explained by the dividends receivable from Unitel as at 31 December 2008 related to its earnings of 2007 amounting to US$ 80 million (Note 44.e), which were paid in January 2009, while dividends related to the earnings of 2006 amounting to Euro 46 million (Note 44.e) were paid in 2007.

(ii)
These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity co-financed the plan. This agreement was terminated during 2006 under a restructuring of the Health Care Plan. In order to cover certain recoverability risks, these receivables are fully adjusted for as at 31 December 2008.

(iii)
This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which were supposed to be reimbursed by the Portuguese State, under Decree-Law 20-C/86, in accordance with the terms of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, which stated that this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. In 2007, the Portuguese State excluded this expense from the Annual State Budget and, as a result, since 1 January 2008 these discounts are fully paid by PT Comunicações with no right for reimbursement. The receivable from the Portuguese State as at 31 December 2007 was related to the discounts granted during the year 2007, and was paid in 2008.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

27. Inventories

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Merchandise(i)	274,768,771	149,942,019
Raw materials and consumables	36,661,571	17,707,009
Work in progress	9,582,377	9,319,751

	321,012,719	176,968,779
Adjustments for obsolete and slow-moving inventories (Note 39)	(23,630,621)	(16,376,372)

	297,382,098	160,592,407

(i)
As at 31 December 2008, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephones, modems (internet access through ADSL), and IPTV and DTH set-top boxes from the wireline business.

28. Taxes receivable and payable

        As at 31 December 2008 and 2007, this caption consists of:

	2008		2007
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	25,688,345	28,896,209	12,510,592	45,559,972
Income taxes	132,252,493	114,974,448	93,139,728	165,413,419
Personnel income tax witholdings	—	7,316,196	—	7,917,086
Social Security Contributions	—	6,175,899	—	6,303,572
Other	—	879,032	425,892	970,934

	157,940,838	158,241,784	106,076,212	226,164,983
Taxes in foreign countries	159,924,786	179,400,053	133,035,372	155,791,731

	317,865,624	337,641,837	239,111,584	381,956,714

Non-current taxes
Taxes in foreign countries	140,771,497	38,730,319	148,340,234	31,172,618

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

        As at 31 December 2008 and 2007, the caption "Taxes in foreign countries" relates basically to 50% of taxes receivable and payable by Brasilcel's subsidiaries, as follows:

	2008		2007
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	44,373,968	38,025,658	19,702,942	22,861,277
Indirect taxes	106,185,029	101,848,943	105,244,634	113,231,752
Other	9,365,789	39,525,452	8,087,796	19,698,702

	159,924,786	179,400,053	133,035,372	155,791,731

Non-current taxes:
Income taxes(i)	96,591,970	2,554,358	100,562,263	286,977
Indirect taxes(ii)	44,179,527	36,175,961	47,777,971	30,885,641

	140,771,497	38,730,319	148,340,234	31,172,618

(i)
This caption is primarily related to withholding taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)
Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real estate property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

        As at 31 December 2008 and 2007, the net balance of the caption "Income taxes" from operations in Portugal is made up as follows:

	2008	2007
Current income taxes of the operations in Portugal recorded in the balance sheet	(114,974,448)	(165,413,419)
Payments on account	124,108,648	87,354,017
Witholding income taxes, net	4,957,411	4,301,431
Income taxes receivable	3,186,434	1,484,280

Income tax receivable (payable) from operations in Portugal	17,278,045	(72,273,691)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

        The reconciliation between current income taxes recorded in the Company's balance sheet as at 31 December 2008 and 2007 and current income tax expense for the periods then ended, is as follows:

	2008	2007
Current income taxes of the operations in Portugal recorded in the balance sheet	114,974,448	165,413,419
Foreign current income taxes of international subsidiaries	48,179,289	42,927,250
Excess provision for income taxes of the previous year (Note 19)	(6,431,797)	(9,993,868)
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	7,555,841	8,808,391
Other	(4,540,570)	1,454,949

	159,737,211	208,610,141

        The current income tax expense was recorded in the following captions:

	2007	2006
Profit and loss statement (Note 19)	157,756,961	198,710,104
Accumulated earnings	1,980,250	4,437,430
Discontinued operations (Note 20)	—	5,462,607

	159,737,211	208,610,141

29. Prepaid expenses

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Sales of equipment(i)	27,484,900	17,595,322
Marketing and publicity	26,236,787	31,445,870
Telephone directories	22,944,481	30,341,615
Rentals	7,740,967	7,257,690
Interest paid in advance	5,738,492	895,479
Maintenance and repairs	3,239,623	2,442,023
Other	38,084,836	16,548,816

	131,470,086	106,526,815

(i)
Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred up to the activation of the equipment.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

30. Other current and non-current assets

        As at 31 December 2008 and 2007, these captions are made up as follows:

	2008	2007
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)	55,479,811	35,324,314
Other	4,708,905	3,655,680

	60,188,716	38,979,994

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)	441,821,002	470,140,303
Other	37,133,055	20,948,744

	478,954,057	491,089,047

        Under the QTE transactions entered in previous years, Portugal Telecom recognized accounts receivable and accounts payable (Note 40) by the same amount relating to sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity (AIG and UBS). In addition Portugal Telecom has given certain guarantees under these transactions (Note 43).

31. Investments in group companies

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Investments in associated companies	356,069,363	273,637,325
Goodwill, net of impairment losses	157,112,049	167,552,271
Loans granted to associated companies and other companies	98,632,811	95,194,241
Investments in other companies	1,364,876	1,678,417
Advances for investments	—	18,387

	613,179,099	538,080,641

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As at 31 December 2008 and 2007, the caption "Investments in associated companies" consists of:

	2008	2007
Unitel	226,384,671	145,838,919
Universo Online, Inc ("UOL")(i)	64,980,917	69,535,950
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")	29,839,265	28,607,601
Médi Télécom	25,266,777	12,603,496
Hungaro Digitel KFT	3,226,012	3,155,246
Páginas Amarelas, SA ("Páginas Amarelas")	3,073,162	3,299,170
INESC—Instituto de Engenharia de Sistemas e Computadores(ii)	2,992,787	2,992,787
Guiné Telecom, SARL(ii)	2,907,534	2,907,534
Banco Best, SA(iii)	—	7,250,840
Other companies	3,298,559	3,346,103

	361,969,684	279,537,646
Adjustments for investments in associated companies (Note 39)	(5,900,321)	(5,900,321)

	356,069,363	273,637,325

(i)
As at 31 December 2007, the fair value of our investment in UOL amounted to Euro 161 million, which compares to a carrying value of Euro 127 million, including goodwill. The fair value of this investment is based on the market price of UOL shares, which are listed on the São Paulo stock market.

(ii)
As at 31 December 2008 and 31 December 2007, these investments are fully adjusted for.

(iii)
This investment was disposed of in 2008 for an amount of Euro 16,000,000 (Note 44.d) and, as a result, Portugal Telecom has recorded a capital gain of Euro 9,045,300 (Note 19).

        As at 31 December 2008 and 2007, the caption "Goodwill, net of impairment losses" consists of:

	2008	2007
Páginas Amarelas	83,754,434	83,754,434
UOL	46,859,112	57,299,334
Unitel	26,498,503	26,498,503

	157,112,049	167,552,271

        During 2008 and 2007, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Médi Télécom	75,592,524	72,112,464
Sportinveste Multimédia(i)	35,318,668	35,318,668
INESC(ii)	3,198,311	3,292,066
Other	4,844,031	4,306,374

	118,953,534	115,029,572
Adjustments for loans granted to associated and other companies (Note 39)	(3,198,311)	(3,292,066)
Adjustments related to the equity accounting on financial investments (Note 39)(iii)	(17,122,412)	(16,543,265)

	98,632,811	95,194,241

(i)
This caption includes Euro 30,023,168 of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)
This loan is fully provided for.

(iii)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2008 and 2007 are related to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company. As at 31 December 2008 and 2007, the Group has recorded provisions amounting to Euro 4,484,583 and Euro 3,634,576 (Note 39), respectively.

        As at 31 December 2008 and 2007, the caption "Investment in other companies" consisted of:

	2008	2007
Janela Digital	937,373	900,790
Other companies	427,503	777,627

	1,364,876	1,678,417

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        During 2008, 2007 and 2006, the profit and loss caption "Equity in earnings of associated companies, net" consists of:

	2008	2007	2006
Unitel	122,633,994	91,752,183	82,477,320
CTM	16,768,832	16,951,994	14,815,486
Médi Télécom	12,400,605	3,081,353	45,571,110
UOL	11,421,337	13,055,606	6,150,137
Banco Best(i)	8,832,460	622,109	(916,640)
Other	(1,081,831)	664,412	(17,491,557)

	170,975,397	126,127,657	130,605,856

(i)
In 2008, this caption includes a gain of Euro 9,045,300 (Note 19) related to the disposal of this investment for Euro 16 million (Note 44.d).

        A summarized financial data of the main associated companies as at 31 December 2008 and for the year then ended is presented below:

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	1,351,190,358	445,651,674	905,538,684	863,069,581	490,535,976
Médi Télécom	32.18%	1,032,402,021	953,885,001	78,517,020	453,220,798	38,535,131
UOL	29.00%	284,021,149	59,949,022	224,072,128	204,264,502	39,383,921
CTM	28.00%	156,524,951	49,956,148	106,568,804	206,917,995	59,888,686

        A summarized financial data of the main associated companies as at 31 December 2007 and for the then year ended is presented below:

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	726,217,471	142,861,795	583,355,676	648,843,741	367,008,732
Médi Télécom	32.18%	1,079,180,662	1,040,015,044	39,165,618	438,440,719	9,575,367
UOL	29.00%	295,020,991	55,241,853	239,779,138	181,713,739	45,019,331
CTM	28.00%	149,053,702	46,883,698	102,170,004	207,438,458	60,542,836

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As required by SEC rules, considering the impact of Portugal Telecom's share in the earnings of Unitel in Portugal Telecom's consolidated net income, additional financial data about this associated company is disclosed below (amounts stated in millions of Euro):

	2008	2007
Balance sheet data:
Current assets	604.9	434.3
Tangible assets	401.9	290.9
Financial investments	341.3	—
Intangible assets	3.0	1.0

Total assets	1,351.2	726.2

Current liabilities	391.3	74.3
Medium and long-term debt	50.8	68.6
Other non-current liabilities	3.5	—

Total liabilities	445.7	142.9

Income statement data:
Revenues	863.1	648.8
Costs	397.1	309.5

Income before financial results and taxes	466.0	339.3
Financial results	24.6	27.7

Income before income taxes	490.5	367.0
Minus: Income taxes	—	—

Net income	490.5	367.0

32. Other investments

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Real estate investments, net of accumulated amortisation	17,750,256	23,024,202
Other financial investments	15,200,527	15,239,864

	32,950,783	38,264,066
Adjustments for other investments (Note 39)	(11,338,755)	(11,028,646)
Adjustments for real estate investments (Note 39)	(500,550)	—

	21,111,478	27,235,420

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

32. Other investments (Continued)

and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets, having recorded an adjustment of Euro 500,550 in 2008. As at 31 December 2008, the total carrying value of real estate assets with acquisition cost above Euro 50,000 amounted to Euro 18 million and the corresponding fair value amounted to Euro 22 million.

        PT Comunicações received rents from lease contracts in 2008 and 2007 amounting to Euro 1,562,709 and Euro 1,468,871 (Note 17), respectively. During the years 2008 and 2007, amortization costs amounted to Euro 722,542 and Euro 831,201 (Note 17) respectively, and no impairment losses were recognized, except for the adjustment mentioned above.

        Regarding real estate investments, investments totalling Euro 8,504,724 are installed in properties of third parties or on public property, and investments amounting to Euro 16,631,413 are not yet registered in PT Comunicações's name.

        As at 31 December 2008 and 2007, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2008	2007
Lea Louise(i)	7,903,379	7,903,379
Tagusparque	1,296,875	1,296,875
Other	6,000,273	4,734,872

	15,200,527	15,239,864
Adjustments for other investments (Note 39)	(11,338,755)	(11,028,646)

	3,861,772	4,211,218

(i)
During 2007, Portugal Telecom has disposed of 90% of its share in this company, which held investments in Congo. Following this disposal, the investment in this company is accounted for at cost and is fully adjusted for.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets

        During 2008 and 2007, the movements in intangible assets were as follows:

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Cost
Industrial property and other rights	3,558,106,654	569,252,087	269,365,255	(656,132,062)	79,953,108	3,820,545,042
Goodwill (Note 2)	1,074,650,739	—	30,397,905	(162,856,519)	—	942,192,125
Other intangible assets	34,322,984	—	3,073,388	(2,414,702)	38,328	35,019,998
In-progress intangible assets	29,278,178	923,038	97,133,488	(20,024,156)	(63,914,151)	43,396,397

	4,696,358,555	570,175,125	399,970,036	(841,427,439)	16,077,285	4,841,153,562

Accumulated depreciation
Industrial property and other rights	1,289,818,135	(147,566)	317,896,624	(250,879,301)	(2,163,682)	1,354,524,210
Other intangible assets	23,416,993	—	5,825,631	(2,206,075)	(3,445,313)	23,591,236

	1,313,235,128	(147,566)	323,722,255	(253,085,376)	(5,608,995)	1,378,115,446

	3,383,123,427	570,322,691	76,247,781	(588,342,063)	21,686,280	3,463,038,116

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Cost
Industrial property and other rights	3,187,464,243	(539,867)	(207,561,435)	360,266,362	189,260,382	29,216,969	3,558,106,654
Goodwill	1,284,041,510	(9,153,926)	(254,516,010)	—	54,279,165	—	1,074,650,739
Other intangible assets	26,944,906	(286,308)	—	3,699,472	112,013	3,852,901	34,322,984
In-progress intangible assets	17,672,184	—	(277,194)	49,395,608	2,369,139	(39,881,559)	29,278,178

	4,516,122,843	(9,980,101)	(462,354,639)	413,361,442	246,020,699	(6,811,689)	4,696,358,555

Accumulated depreciation
Industrial property and other rights	1,008,817,783	(537,016)	(48,787,295)	268,931,858	67,164,818	(5,772,013)	1,289,818,135
Other intangible assets	16,423,797	(278,764)	—	5,838,449	(107,485)	1,540,996	23,416,993

	1,025,241,580	(815,780)	(48,787,295)	274,770,307	67,057,333	(4,231,017)	1,313,235,128

	3,490,881,263	(9,164,321)	(413,567,344)	138,591,135	178,963,366	(2,580,672)	3,383,123,427

        The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 570,836,700 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

        In 2007, the changes in the consolidation perimeter are mainly related to the sales of TV Cabo Macau and Lea Louise, while discontinued operations are related to PT Multimedia, following the approval of the spin-off of this business at the Annual General Meeting of Portugal Telecom held on 27 April 2007, which was concluded on 7 November 2007.

        As at 31 December 2008, the caption "Industrial property and other rights" includes the following items:

  •
  Euro 2,211,877,270 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, (ii) the cost of Band B mobile telecommunications licenses acquired by Vivo to operate in certain Brazilian states, and (iii) the cost of the 3G licenses acquired by Vivo in April 2008 amounting to Euro 227,247,163 (Notes 7.c, 7.d and 35);

  •
  Euro 690,577,254 related to software licenses;

  •
  Euro 382,226,882 related to a UMTS license obtained by TMN, of which Euro 241,746,603 (Notes 7.b and 7.d) was capitalized in 2007, following the commitment assumed by TMN and the other mobile operators in 2000 of making contributions to the information society during the period through the maturity of the license. As at the time it was not possible to reliable estimate how the commitments would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the "E Initiatives", which is a programme led by the government to offer laptops and discounts in internet services to school teachers and students), and therefore Portugal Telecom recognized as a license cost in 2007 the amount of these contributions at its net present value;

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

  •
  Euro 108,093,777 related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts;

  •
  Euro 42,575,000 related to contracts signed by PT Comunicações in 2007 for the acquisition of satellite capacity until 2015, which were recorded as capital leases; and

  •
  Euro 24,763,134 resulting from the MTC's purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which guarantees to Portugal Telecom the control of MTC.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

        As at 31 December 2008 and 2007, the goodwill related to subsidiaries was as follows:

	2008	2007
Vivo (i)	626,554,819	750,381,297

Wireline business
PT Comunicações (ISP business)	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

Other businesses (Note 7.d)
MTC	28,566,936	37,216,652
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Other	34,025	16,445

	44,682,173	53,314,309

	942,192,125	1,074,650,739

(i)
The reduction in the goodwill of Vivo includes the impact of the depreciation of the Brazilian Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008) amounting to Euro 154,224,383, which was partially offset by the goodwill of Euro 30,397,905 (Note 2) recorded as a result of the purchase price allocation of Telemig.

        For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to reportable business segments (Note 7). The Company's management has concluded that as at 31 December 2008 the book value of financial investments, including goodwill, did not exceed its recoverable amount. The recoverable amount was computed through a discounted cash flow methodology, based on a detailed forecast of cash flows prepared internally, using discount rates between 7.5% and 14%, depending on the risks related to each business.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets

        During 2008 and 2007 the movements in tangible assets were as follows:

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Revaluations (Note 41.5)	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Cost
Land	79,086,300	554,299	58,431,536	1,653,369	(2,670,320)	(11,214,300)	125,840,884
Buildings and other constructions	993,067,194	1,345,418	(225,333,465)	26,548,892	(14,220,442)	(56,225,623)	725,181,974
Basic equipment	11,700,506,840	146,754,298	311,381,591	533,950,582	(685,306,086)	48,182,385	12,055,469,610
Transportation equipment	77,610,242	(109,618)	—	15,708,807	(801,845)	(16,289,231)	76,118,355
Tools and dies	25,328,072	207,614	—	895,578	(1,422,637)	368,453	25,377,080
Administrative equipment	1,055,542,702	5,202,760	—	62,668,713	(39,125,360)	(2,033,179)	1,082,255,636
Other tangible assets	52,359,151	1,405,977	—	694,034	(186,682)	(1,342,615)	52,929,865
In-progress tangible assets	162,567,784	28,101,924	—	457,847,972	(75,462,465)	(264,720,206)	308,335,009
Advances to suppliers of tangible assets	266,846	—	—	3,669	51,224	—	321,739

	14,146,335,131	183,462,672	144,479,662	1,099,971,616	(819,144,613)	(303,274,316)	14,451,830,152

Accumulated depreciation
Land	12,280,731	—	—	—	—	(1,505,669)	10,775,062
Buildings and other constructions	598,023,856	—	(375,170,249)	58,701,135	(4,724,339)	(25,408,188)	251,422,215
Basic equipment	8,953,704,683	(99,939)	(555,383,111)	785,074,942	(480,635,017)	(191,065,853)	8,511,595,705
Transportation equipment	44,546,622	(57,266)	—	15,102,547	(394,636)	(12,582,147)	46,615,120
Tools and dies	19,502,578	—	—	1,665,339	(776,853)	(37,277)	20,353,787
Administrative equipment	882,923,459	(62,685)	—	82,576,077	(26,053,507)	(13,993,545)	925,389,799
Other tangible assets	49,956,031	—	—	1,499,797	(11,569,907)	7,955,530	47,841,451

	10,560,937,960	(219,890)	(930,553,360)	944,619,837	(524,154,259)	(236,637,149)	9,813,993,139

	3,585,397,171	183,682,562	1,075,033,022	155,351,779	(294,990,354)	(66,637,167)	4,637,837,013

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2006
Cost
Land	80,701,925	—	(2,536,060)	69,550	916,414	(65,529)	79,086,300
Buildings and other constructions	994,010,394	(690,905)	(41,689,480)	19,985,588	4,292,819	17,158,778	993,067,194
Basic equipment	11,693,392,675	(6,580,133)	(592,065,927)	392,951,324	212,738,612	70,289	11,700,506,840
Transportation equipment	83,151,249	(140,853)	(6,719,774)	12,836,409	151,595	(11,668,384)	77,610,242
Tools and dies	22,364,493	(42,376)	(240,069)	2,537,465	411,426	297,133	25,328,072
Administrative equipment	1,040,518,167	(627,411)	(60,499,407)	63,684,649	11,548,390	918,314	1,055,542,702
Other tangible assets	68,698,713	—	(17,322,602)	1,561,968	(78,606)	(500,322)	52,359,151
In-progress tangible assets	202,969,026	—	(7,557,835)	233,416,082	15,077,570	(281,337,059)	162,567,784
Advances to suppliers of tangible assets	332,613	—	(663,882)	628,943	(25,042)	(5,786)	266,846

	14,186,139,255	(8,081,678)	(729,295,036)	727,671,978	245,033,178	(275,132,566)	14,146,335,131

Accumulated depreciation
Land	12,329,972	—	—	—	—	(49,241)	12,280,731
Buildings and other constructions	561,196,222	(566,965)	(14,454,140)	49,435,848	1,043,696	1,369,195	598,023,856
Basic equipment	8,696,866,112	(5,739,792)	(360,337,269)	700,821,336	144,583,390	(222,489,094)	8,953,704,683
Transportation equipment	43,232,754	(79,185)	(4,013,203)	15,170,378	38,445	(9,802,567)	44,546,622
Tools and dies	18,458,676	(35,691)	(199,540)	1,109,858	182,551	(13,276)	19,502,578
Administrative equipment	848,234,080	(582,192)	(38,317,829)	79,965,453	7,273,738	(13,649,791)	882,923,459
Other tangible assets	63,788,249	—	(14,690,691)	1,791,559	5,149,474	(6,082,560)	49,956,031

	10,244,106,065	(7,003,825)	(432,012,672)	848,294,432	158,271,294	(250,717,334)	10,560,937,960

	3,942,033,190	(1,077,853)	(297,282,364)	(120,622,454)	86,761,884	(24,415,232)	3,585,397,171

34.1. Changes in the consolidation perimeter

        The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 184,237,137 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

        In 2007, the changes in the consolidation perimeter are mainly related to the sales of TV Cabo Macau and Lea Louise, while discontinued operations are related to PT Multimedia, following the approval of the spin-off of this business at the Annual General Meeting of Portugal Telecom held on 27 April 2007, which was concluded on 7 November 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

34.2. Revaluations

        During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model and, as a result, increased the carrying values of those asset classes by Euro 208,268,320 (Note 4) and Euro 866,764,702 (Note 4), respectively. As required by "IAS 16 Tangible assets", the accumulated depreciation at the date of the revaluation was eliminated against the gross carrying amount of the assets and the net amounts of those assets were restated to their respective revalued amounts.

        The determination of the fair value of real estate properties was made by a third party based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings.

        The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the ground and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones.

        The revaluations of the real estate properties and ducts infra-structure became effective as at 30 June and 30 September 2008, respectively, and the respective carrying values of these assets as of that dates amounted to Euro 160 million and Euro 180 million, respectively. The amortization of the revaluation reserves as from the date they became effective until 31 December 2008 amounted to approximately Euro 8 million and Euro 11 million, respectively.

34.3. Other situations regarding tangible assets

        In 2008, the column "Other" includes: (i) the contribution in kind to the pension funds of a property, which had a fair value of Euro 37.3 million (Note 9.1) as of the date the contribution was made; and (ii) the write-off of certain fixed assets at PT Comunicações and Vivo amounting to Euro 9 million and Euro 5 million, respectively.

        Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables.

        The following situations regarding tangible assets should be mentioned:

  •
  Euro 1,043,259,095 of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

  •
  Euro 17,869,029 of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums; and

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

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

35. Debt

        As at 31 December 2008 and 2007, this caption consists of:

	2008		2007
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	697,287,341	—	689,407,731
Bonds	879,280,135	2,404,817,408	96,290,875	3,061,702,959
Bank loans
External loans	496,997,045	1,021,160,382	429,216,931	940,374,402
Domestic loans	761,221	—	2,073,991	530,120
Other loans
Commercial paper	648,626,163	—	323,688,504	—
External loans	10,581	159,224,889	271,700	—
Commitments under the UMTS license	25,457,548	53,988,929	55,911,577	144,659,000
Liability related to equity swaps on treasury shares (Note 41.2)	178,071,827	—	323,178,913	—
Leasings	25,461,736	104,711,165	25,452,994	124,001,602

	2,254,666,256	4,441,190,114	1,256,085,485	4,960,675,814

35.1. Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, exchangeable into fully paid ordinary shares of Portugal Telecom, which had the following terms:

  •
  Exchange price: Euro 13.9859 per ordinary share of Portugal Telecom, adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, according to the terms and conditions of the bonds;

  •
  Nominal value of each bond: Euro 50,000;

  •
  Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

  •
  Fixed interest rate: 4.125% per annum, paid semi-annually.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

        The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 (Note 41) and was recorded in shareholders' equity, while the financial liability component is recorded by the amortized cost.

        As at 31 December 2008, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 713 million.

35.2. Bonds

        On 7 April 1999, PT Finance issued notes totalling Euro 1,000,000,000 under a Global Medium Term Note ("GMTN") Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2008, the notional amount of these bonds outstanding totals Euro 879,500,000.

        On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais, with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate. During 2008, these bonds were repaid for an amount of Euro 94 million.

        On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 154 million as at 31 December 2008 corresponding to the 50% consolidated in Portugal Telecom's balance sheet), with a maturity of ten years and bearing an annual interest rate ranging between 103.3% and 104.2% of the CDI.

        On 17 December 2007, Telemig issued bonds amounting to 55 million Brazilian Reais (Euro 9 million as at 31 December 2008 corresponding to the 50% consolidated in Portugal Telecom's balance sheet), with maturity in 2021.

        In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

  •
  On 24 March 2005, issued Eurobonds totalling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

  •
  On 24 March 2005, issued Eurobonds totalling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

  •
  On 16 June 2005, issued Eurobonds totalling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

        On 7 August 2008, PT Finance issued floating rate notes amounting to Euro 50,000,000 under the GMTN Programme, bearing interest at 3-month Euribor plus 1.50%, and maturing in August 2013.

        On 23 December 2008, PT Finance issued floating rate notes amounting to Euro 200,000,000 under the GMTN Programme, bearing interest at 3-month Euribor plus 2.25% and maturiting in December 2010.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

        Expenses incurred at the date these bonds were issued, which are related to roundings in defining the coupon rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through the life of the bonds. As at 31 December 2008, the balance of these prepaid expenses amounted to Euro 8,308,641.

        As at 31 December 2008, the maximum possible nominal amount of outstanding notes issued under the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 3,129,500,000 were outstanding as at 31 December 2008.

        As at 31 December 2008, the fair value of the bonds issued, determined based on market information, amounted to Euro 2,868 million.

35.3. Bank loans

        As at 31 December 2008 and 2007, bank loans are denominated in the following currencies:

	2008		2007
	Currency of the notional	Euro	Currency of the notional	Euro
Euro	738,226,220	738,226,220	773,402,571	773,402,571
Brazilian Real	2,531,504,435	780,461,350	1,529,060,685	588,938,368
Other		231,078		9,854,505

		1,518,918,648		1,372,195,444

        In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years. After having been extended in several occasions, as at 31 December 2008, this facility matures in February 2011.

        In 2004, the Company has entered into three other Revolving Credit Facilities totalling Euro 550 million, as follows:

  •
  On 24 June 2004, with an initial amount of Euro 150 million, increased to Euro 300 million in 2007, and an initial maturity of four years, which was extended to six years in 2005 and to eight years in 2007;

  •
  On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in 2005 and seven years in 2008; and

  •
  On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months. In April 2008, this facility has been replaced with a similar one, maturing in April 2011.

        In July 2008, the Company has secured a revolving credit facility of Euro 50 million with a maturity of three years and, in October 2008, has secured an additional credit facility of Euro 365 million, of which Euro 300 million mature in three years and the remaining Euro 65 million mature in five years.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

        As at 31 December 2008, the Group had used an amount of Euro 150 million in connection with the above mentioned standby facilities.

        As at 31 December 2008, loans obtained from the European Investment Bank ("EIB") and KFW amounted to, respectively, Euro 577 million and Euro 3 million, maturing up to 2017.

        As at 31 December 2008 and 2007, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2008	2007
Maximum	5.00%	5.20%
Minimum	3.00%	3.00%

        As at 31 December 2008, the fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 1,555 million.

35.4. Commercial paper

        Portugal Telecom has entered in previous years into short-term commercial paper programs, amounting to a total of Euro 975,000,000, of which an amount of Euro 875,000,000 is underwritten. As at 31 December 2008, the Company had issued an amount of Euro 589,626,163 under the underwritten portion and an additional amount of Euro 59,000,000 from the non-underwritten portion. The total amount outstanding under the commercial programme of Euro 648,626,163 as at 31 December 2008 bears interest at an annual average rate of 3.27%.

        The fair value as at 31 December 2008 of outstanding commercial paper is similar to its carrying value.

35.5. Other external loans

        This caption is primarily related to the loans obtained by Vivo from Anatel in connection with the acquisition of the 3G licenses in April 2008 for a total amount of 600,614,250 Brazilian Reais (corresponding to the 50% share of Portugal Telecom), equivalent to Euro 227,247,163 (Notes 33 and 44.h), which includes the licenses acquired by Vivo, S.A. and by Telemig Celular. Vivo paid upfront 10% of the total amount (60,061,425 Brazilian Reais) and had the option to repay the remaining 90% in December 2008 or use the financing of Anatel. In December 2008, Telemig Celular paid the remaining 90% of its debt (24,090,975 Brazilian Reais), while Vivo, S.A. used the financing of Anatel. Therefore, outstanding debt as at 31 December 2008 amounted to 516,461,850 Brazilian Reais, equivalent to Euro 159,224,889 at year end, and is payable in six equal annual instalments as from April 2011.

35.6. Commitments under the UMTS license

        This amount corresponds to the present value of the payments related to the commitments assumed by TMN under the UMTS license, as explained in Note 33.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

35.7. Leasings

        Financial leasing obligations recorded as at 31 December 2008 are mainly related to the lease of vehicles and buildings and to contracts for the acquisition of satellite capacity.

35.8. Medium and long-term debt

        As at 31 December 2008, long-term debt matures on the following years:

2010	455,607,435
2011	235,079,142
2012	1,334,156,242
2013	210,385,805
2014 and following years	2,205,961,490

4,441,190,114

35.9. Covenants

        As at 31 December 2008, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

  •
  Change in control

        The exchangeable bonds, the credit facilities amounting to Euro 1,465 million and the loans obtained from EIB totalling Euro 577 million as at 31 December 2008, grant the right to the lenders of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

  •
  Credit rating

        Certain loan agreements with the EIB, totalling Euro 291 million as at 31 December 2008, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed.

  •
  Control/disposal of subsidiaries

        Certain credit facilities amounting to Euro 865 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

  •
  Disposals of assets

        The credit facility amounting to Euro 100 million and the EIB loans totalling Euro 577 million as at 31 December 2008 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial ratios

        Certain credit facilities amounting to Euro 1,015 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Another credit facility of Euro 150 million requires that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 1,315 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 111 million as at 31 December 2008, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

  •
  Negative Pledge

        The Global Medium Term Notes, the exchangeable bonds, the revolving credit facilities and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

36. Accounts payable

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Accounts payable-trade	792,592,855	726,507,575
Fixed asset suppliers	497,736,066	310,118,957
Accounts payable to employees	18,131,815	22,693,009
Other	63,842,045	49,562,622

	1,372,302,781	1,108,882,163

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

37. Accrued expenses

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Supplies and external services	255,597,326	256,280,710
Interest expense(i)	154,308,452	188,695,831
Vacation pay and bonuses	107,776,432	107,293,868
Discounts to clients	47,812,293	53,500,672
Other(ii)	81,662,243	35,279,847

	647,156,746	641,050,928

(i)
As at 31 December 2008 and 2007, this caption included (a) Euro 20.9 million and Euro 44.7 million (Note 42), respectively, related to the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) Euro 8.5 million and Euro 13.7 million (Note 42), respectively, related to the fair value of interest rate and exchange rate derivatives held for trading by several Group companies.

(ii)
As at 31 December 2008, this caption included Euro 43.3 million related to the fair value of the exchange rate derivatives held for trading by Portugal Telecom (Note 42), which as at 31 December 2007 were classified as a non-current liability (Euro 46.5 million).

38. Deferred income

        As at 31 December 2008 and 2007, this caption consists of:

	2008	2007
Advance billings
Pre-paid mobile traffic	134,612,099	129,267,962
Penalties imposed to customers relating to violations of contracts	53,073,933	45,031,350
Other advance billings	61,163,629	76,102,570
Other	56,543,078	35,654,585

	305,392,739	286,056,467

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments

        During the years 2008 and 2007, the movements in this caption were as follows:

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	367,779,073	5,760,673	105,316,822	(9,015,410)	(24,933,254)	(76,720,911)	368,186,993
For inventories (Note 27)	16,376,372	3,211,752	8,342,550	(2,653,526)	(1,028,321)	(618,206)	23,630,621
For investments (Note 31 and 32)	36,764,298	—	1,079,696	(93,755)	310,110	—	38,060,349

	420,919,743	8,972,425	114,739,068	(11,762,691)	(25,651,465)	(77,339,117)	429,877,963

Provisions for risks and costs
Litigation (Note 46)	69,484,102	1,981,604	33,764,180	(13,086,125)	(14,327,660)	(24,013,393)	53,802,708
Taxes	34,750,952	962	12,033,158	(1,044,095)	(2,317,855)	(5,923,758)	37,499,364
Other	130,938,520	2,696,523	10,162,761	(7,547,741)	(11,227,385)	5,049,252	130,071,930

	235,173,574	4,679,089	55,960,099	(21,677,961)	(27,872,900)	(24,887,899)	221,374,002

	656,093,317	13,651,514	170,699,167	(33,440,652)	(53,524,365)	(102,227,016)	651,251,965

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2007
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	424,611,862	(326,253)	(63,075,788)	104,873,101	(7,561,496)	7,458,925	(98,201,278)	367,779,073
For inventories (Note 27)	24,632,948	—	(7,555,757)	761,252	(1,981,787)	1,032,940	(513,224)	16,376,372
For investments (Note 31 and 32)	33,836,782	7,620,942	(3,076,928)	1,302,893	(903,796)	221,617	(2,237,212)	36,764,298

	483,081,592	7,294,689	(73,708,473)	106,937,246	(10,447,079)	8,713,482	(100,951,714)	420,919,743

Provisions for risks and costs
Litigation (Note 46)	52,386,942	—	(137,000)	40,991,892	(2,210,664)	3,925,349	(25,472,417)	69,484,102
Taxes	43,655,078	(22,689)	(6,423,765)	10,871,672	(13,464,072)	1,436,574	(1,301,846)	34,750,952
Other	111,743,038	(773,190)	(5,843,708)	9,908,852	(379,335)	3,586,804	12,696,059	130,938,520

	207,785,058	(795,879)	(12,404,473)	61,772,416	(16,054,071)	8,948,727	(14,078,204)	235,173,574

	690,866,650	6,498,810	(86,112,946)	168,709,662	(26,501,150)	17,662,209	(115,029,918)	656,093,317

        The changes in the consolidation perimeter in 2008 correspond to the impact of the consolidation of Telemig in 1 April 2008, including provisions for risks and costs amounting to Euro 4,679,089 (Note 2).

        In 2007, the changes in the consolidation perimeter are mainly related to the sales of TV Cabo Macau and Lea Louise, while discontinued operations are related to PT Multimedia, following the approval of the spin-off of this business at the Annual General Meeting of Portugal Telecom held on 27 April 2007, which was concluded on 7 November 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        As at 31 December 2008 and 2007, the caption "Provisions for risks and costs" was classified in the balance sheet in accordance with the expected settlement date, as follows:

	2008	2007
Current provisions
Litigation (Note 46.2)	35,788,673	41,120,207
Taxes (Note 46.3)	28,192,958	27,326,736
Other	60,585,945	54,893,257

	124,567,576	123,340,200

Non-current provisions
Litigation (Note 46.2)	18,014,035	28,363,895
Taxes (Note 46.3)	9,306,406	7,424,216
Other	69,485,985	76,045,263

	96,806,426	111,833,374

	221,374,002	235,173,574

        As at 31 December 2008 and 2007, the caption "Provisions for risks and costs—Other", consists of:

	2008	2007
Asset retirement obligation (Note 3.g)	63,763,188	71,211,681
Customer retention programs(i)	52,353,495	48,381,701
Negative financial investments (Note 31)(ii)	4,484,583	3,634,576
Other	9,470,664	7,710,562

	130,071,930	130,938,520

(i)
This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes.

(ii)
This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a).

        The increases in provisions and adjustments in 2008 and 2007 were recognised in the income statement as follows:

	2008	2007
Provisions and adjustments	151,748,412	150,849,660
Income taxes (Notes 19 and 28)	7,979,930	9,430,412
Costs of products sold (Note 11)	7,385,304	197,841
Equity in losses of affiliated companies	1,703,237	5,997,142
Other	1,882,284	2,234,607

	170,699,167	168,709,662

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        The decreases in these captions in 2008 and 2007 were recognised in the income statement as follows:

	2008	2007
Provisions and adjustments	28,666,131	22,913,191
Costs of products sold (Note 11)	2,611,552	1,957,157
Equity in earnings of affiliated companies	1,586,685	892,076
Income taxes (Notes 19 and 28)	424,089	622,021
Other	152,195	116,705

	33,440,652	26,501,150

        In 2008 and 2007, the profit and loss caption "Provisions and adjustments" consists of:

	2008	2007
Increases in provisions and adjustments for doubtful receivables and other	151,748,412	150,849,660
Decreases in provisions and adjustments for doubtful receivables and other	(28,666,131)	(22,913,191)
Direct write-off of accounts receivable	4,867,075	2,986,716
Collections from accounts receivable which were previously written-off	(3,110,264)	(3,889,466)

	124,839,092	127,033,719

        The amount in the column "Other movements" under the caption "Adjustments for doubtful accounts receivable" relates mainly to the write-off of balances previously fully provided for.

        In the caption of "Provisions for risks and costs—Litigation", the reductions in column "Other" in 2008 and 2007 are primarily related to the unfavorable resolution of certain legal actions against Vivo.

40. Other current and non-current liabilities

        As at 31 December 2008 and 2007, these captions consist of:

	2008	2007
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	55,479,811	35,324,314
Dividends payable(i)	13,158,426	5,680,966
Other(ii)	38,382,208	26,303,667

	107,020,445	67,308,947

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

40. Other current and non-current liabilities (Continued)

	2008	2007
Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	441,821,002	470,140,303
Fair value of derivative financial instruments (Note 42)	3,555,907	47,808,141
Other(iii)	43,386,523	5,237,165

	488,763,432	523,185,609

(i)
This caption is mainly related to unpaid dividends attributed by Brasilcel's subsidiaries.

(ii)
As at 31 December 2008 and 2007, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with reverse stock splits undertaken in previous years. According to these transactions, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts. The increase in this caption is primarily related to the consolidation of Telemig.

(iii)
This caption includes primarily accrued expenses related to interest and other financial expenses in connection with certain loans obtained by Vivo, which are payable in more than 12 months.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity

        During 2007 and 2008, the movements in this caption were as follows:

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Total equity excluding minority interests
Balance as at 31 December 2006	395,099,775	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730
Share capital increase	79,019,955	—	(79,019,955)	—	—	—
Share capital reduction	(440,254,035)	—	—	—	440,254,035	—
Acquisition of treasury shares, through equity swaps (Note 41.2)	—	(607,692,439)	—	—	—	(607,692,439)
Acquisition of treasury shares (Note 41.2)	—	(1,050,271,924)	—	1,050,271,924	(1,050,271,924)	(1,050,271,924)
Cancellation of treasury shares (Note 41.2)	(3,091,695)	1,050,271,924	—	(1,047,180,229)	—	—
Cash settlement of equity swaps over treasury shares (Note 41.2)	—	472,125,919	—	—	—	472,125,919
Dividends paid (Notes 22 and 44.i)	—	—	—	—	(516,506,816)	(516,506,816)
Spin-off of PT Multimédia (Note 20)	—	—	—	—	(405,328,608)	(405,328,608)
Equity component of exchangeable bonds (Note 35)	—	—	—	—	57,145,442	57,145,442
Earnings allocated to the legal reserve	—	—	3,086,213	—	(3,086,213)	—
Income recognized directly in equity	—	—	—	—	391,640,857	391,640,857
Income recognized in the income statement	—	—	—	—	741,859,736	741,859,736

Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897
Acquisition of treasury shares, through equity swaps (Note 41.2)	—	(904,638,532)	—	—	—	(904,638,532)
Reserve for treasury shares	—	—	—	1,049,745,618	(1,049,745,618)	—
Cancellation of treasury shares in March (Notes 41.1 and 41.2)	(2,496,145)	711,917,017	—	(709,420,872)	—	—
Cancellation of treasury shares in December (Notes 41.1 and 41.2)	(1,382,480)	337,828,601	—	(336,446,121)	—	—
Dividends paid (Notes 22 and 44.i)	—	—	—	—	(533,200,884)	(533,200,884)
Revaluation of tangible assets (Note 41.5)	—	—	—	—	790,686,788	790,686,788
Net losses recognized directly in equity	—	—	—	—	(1,036,971,359)	(1,036,971,359)
Income recognized in the income statement	—	—	—	—	581,512,476	581,512,476

Balance as at 31 December 2008	26,895,375	(178,071,827)	6,773,139	6,970,320	373,043,379	235,610,386

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

41.1. Share capital

        As approved at the Annual General Meeting held on 27 April 2007, Portugal Telecom has completed on 22 May 2007 its share capital increase of Euro 79,019,955, through the incorporation of legal reserve, and its share capital reduction of Euro 440,254,035, for the release of excess capital through the creation of free reserves in the same amount.

        As approved at the Shareholders' Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme (Note 41.2):

  •
  On 20 December 2007 Portugal Telecom reduced its share capital in the amount of Euro 3,091,695 through the cancellation of 103,056,500 treasury shares with a notional amount of Euro 1,050,271,924.

  •
  On 24 March 2008 Portugal Telecom reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares with a notional amount of Euro 711,917,017.

  •
  On 10 December 2008 Portugal Telecom reduced its share capital in the amount of Euro 1,382,480 through the cancellation of 46,082,677 treasury shares with a notional amount of Euro 337,828,601.

        As a result of the operations mentioned above, Portugal Telecom's fully subscribed and paid share capital as at 31 December 2008, amounted to Euro 26,895,375 and was represented by 896,512,500 shares, with a nominal value of three cents each with the following distribution:.

  •
  896,512,000 ordinary shares; and

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

  •
  Election of the Board of the General Shareholders' Meeting;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

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

41.2. Treasury shares

        As at 31 December 2008 and 2007, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35).

        During 2007 and 2008, the movements in these captions were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value (Note 35)	Carrying value per share
Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09
Equity swaps over treasury shares(i)	63,412,972	1,902,389	605,790,050	607,692,439
Acquisitions of treasury shares (Note 41.1)	103,056,500	3,091,695	1,047,180,229	1,050,271,924
Cancellation of treasury shares (Note 41.1)	(103,056,500)	(3,091,695)	(1,047,180,229)	(1,050,271,924)
Cash settlement of equity swaps over treasury shares(ii)	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	—	(6,604,800)	6,604,800	—

Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913	9.17
Acquisition through equity swaps over treasury shares	114,684,571	3,440,537	901,197,995	904,638,532
Cancellation of treasury shares (Note 41.1)	(83,204,823)	(2,496,145)	(709,420,872)	(711,917,017)
Cancellation of treasury shares (Note 41.1)	(46,082,677)	(1,382,480)	(336,446,121)	(337,828,601)

Balance as at 31 December 2008	20,640,000	619,200	177,452,627	178,071,827	8.63

(i)
This caption is net of an amount of Euro 28.5 million related the reset of equity swaps over 20,640,000 of its own shares, since Portugal Telecom gave up the right to the dividends related to the spin-off of PT Multimedia attributable to the shares of the equity swaps.

(ii)
During 2007, equity swaps over 48,810,043 of its own shares were cash settled, having Portugal Telecom received an amount of Euro 32,188,194 (Note 17) resulting from the difference between the exercise price and the market price of Portugal Telecom's shares as of the dates of the financial settlement.

41.3. Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

reserves and retained earnings have been exhausted. A portion of the legal reserve amounting to Euro 79,019,955 was used in the share capital increase effective on 22 May 2007. As at 31 December 2008, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

41.4. Reserve for treasury shares

        The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2008, this reserve was related to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008, as described above.

41.5. Other reserves and accumulated earnings

        As at 31 December 2008 and 2007, this caption consisted of:

	2008	2007
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1 and 9.2)	(1,960,169,943)	(1,365,360,771)
Cumulative foreign currency translation adjustments and other(i)	240,750,206	839,593,851
Hedge accounting of financial instruments	(1,899,997)	(617,041)

	(1,721,319,734)	(526,383,961)
Tax effect	520,153,359	362,188,945

	(1,201,166,375)	(164,195,016)
Reserves recognized directly in equity
Revaluation reserves of tangible assets (Note 34)	1,075,033,022	—
Tax effect	(284,346,234)	—

	790,686,788	—

Total income, expenses and reserves recognized directly in equity	(410,479,587)	(164,195,016)
Retained earnings and other reserves	202,010,490	1,043,097,256
Net income attributable to equity holders of the parent	581,512,476	741,859,736

	373,043,379	1,620,761,976

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is primarily related to Portugal Telecom's investment in Brazil, whose positive accumulated currency translation adjustments amounted to Euro 291 million as at 31 December 2008, mainly related to the investment in Vivo. This effect was partially offset by negative accumulated currency translation adjustments related to Portugal Telecom's investments exposed to the US Dollar currency, namely Unitel, MTC and Timor Telecom.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

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

        The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom's Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

        Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        As at 31 December 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,657 million (Euro 2,361 million at the Euro/Real exchange rate as at 31 December 2008), of which more than approximately 90% is related to our investment in Vivo.

        The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in foreign currencies different from the Group companies' functional currencies. As at 31 December 2008, these risks were basically related to:

  •
  Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 32 million (Euro 23 million), for which Portugal Telecom has contracted an exchange and interest rate derivative;

  •
  Debt denominated in US Dollars contracted by Vivo amounting to US$ 257 million (Euro 184 million), for which Vivo has contracted exchange and interest rate derivatives, which hedged 100% of the debt at that date;

  •
  Debt denominated in Japanese Yens contracted by Vivo amounting to ¥ 25,795 million (Euro 204 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of the debt at that date;

  •
  An exchange rate derivative contracted by Portugal Telecom with a notional of US$ 218 million (put) and Euro 200 million (call), which is classified as a financial instrument held for trading, since it does not comply with the requirements to account for as a hedge financial instrument (Note 42.2).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        The effects of hypothetical changes of relevant risk variables on income statement and shareholders' equity of Portugal Telecom are as follows:

  •
  The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1, from 3.24 to 3.14 (3.34), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2008 by approximately Euro 75 million (Euro 71 million);

  •
  The impact of the US Dollar appreciation (devaluation) against the Euro by 0.1 from 1.39 to 1.29 (1.49) in Portugal Telecom's held for trading exchange rate derivative mentioned above, would be a decrease (increase) in net financial expenses amounting to approximately Euro 11 million (Euro 10 million);

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

Interest rate

        Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil. With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

        As at 31 December 2008, 60.7% of the Company's debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates, while the remaining 39.3% is exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2008, net interest expenses would have been higher (lower) by an amount of approximately Euro 13 million (Euro 13 million).

        The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal is to hedge currency or interest rate risk. If the relevant market interest rates had been higher (lower) by 1% during the year ended 31 December 2008, interest expenses net of interest income in respect of these instruments would have been higher (lower) by an amount of approximately Euro 1 million (Euro 1 million).

        Interest rate risks also results from the exposure to changes in the fair value of Portugal Telecom's long term fixed-rate debt due to changes in market interest rates.

Credit risk

        Credit risk is mainly related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

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

        Adjustments for accounts receivable are computed taking into consideration primarily: (a) the risk profile of the customer, whether it's a corporate customer, a residential customer or a telecommunications operator; (b) the aging of the receivables, which differs from business to business; (c) the financial condition of the customers; and (d) the market risk where the customer is located.

        The movement of these adjustments for the year ended 31 December 2008 and 2007 is disclosed in Note 39. As at 31 December 2008, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

        As at 31 December 2008, the Group's accounts receivables not adjusted for which were already due with maturities above one hundred and eighty days amounted to approximately Euro 153 million.

        Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom's policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risks

        These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom believes that is able to meet its obligations.

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2008, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom's underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom's committed standby facilities amounted to Euro 2,119 million. As at 31 December 2008, Vivo had cash amounting to Euro 418 million. The average maturity of Portugal Telecom's net debt as at 31 December 2008 is 4.9 years.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to shareholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

        As at 31 December 2008, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity increased to 82.4%, from 67.8% as at 31 December 2007. The equity plus long-term debt to total assets ratio increased from 41.1% to 53.4% as at 31 December 2008.

        The main contractual obligations are those related to indebtedness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 13) and unconditional purchase obligations. The following table presents Portugal Telecom's expected contractual obligations and commercial commitments as at 31 December 2008, on a consolidated basis:

	Total	2009	2010	2011	2012	2013	More than five years
Indebtedness(i)	6,695.9	2,254.7	455.6	235.1	1,334.2	210.4	2,206.0
Interest on indebtedness(ii)	1,656.0	355.1	240.1	217.3	199.7	144.6	499.3
Post retirement benefits payments(iii)	3,842.0	336.3	382.7	267.4	252.1	237.1	2,366.4
Operating lease obligations	703.4	138.3	78.1	70.6	65.7	62.7	287.8
Unconditional financial commitments(iv)	375.2	304.0	23.8	23.8	23.8	—	—

Total contractual obligations	13,272.5	3,388.3	1,180.2	814.2	1,875.4	654.8	5,359.5

(i)
This caption includes Euro 649 million related to commercial paper with maturity in 2009. The company expects to renew all the existing commercial paper programmes.

(ii)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's indebtedness as at 31 December 2008 and on its assumptions regarding interest rates on its floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates.

(iii)
These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, we have assumed a linear contribution over the coming years. The total amount differs from the net accrued post retirement liability recognized in the consolidated balance sheet primarily because this amount is related to the discounted unfunded obligations.

(iv)
As described in Note 43, unconditional purchase obligations are generally related to (a) contractual agreements with our fixed asset suppliers (including all amounts related to the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

  acquisition of network assets, telecommunications equipment and terminal equipments), and (b) the remaining commitments related to the TMN's UMTS license amounting to Euro 95 million (Note 43).

        Portugal Telecom has also committed to pay a dividend of Euro 57.5 cents in 2009 relating to fiscal year 2008, in connection with the announced shareholder remuneration package. The payment of these dividends is subject to approval at the Annual General Meeting of 27 March 2009. Considering the outstanding shares as at 31 December 2008, adjusted for the 20.6 million treasury shares recognised in the balance sheet, these dividends amount to Euro 504 million.

42.2. Derivative financial instruments

Equity derivatives

        Portugal Telecom had contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of its share capital, which were recorded on the balance sheet at fair value through profit and loss. During the first half of 2007, a gain amounting to Euro 77,428,725 (Note 7.d) was recorded in connection with the change in fair value of these equity swaps up to May 2007, when these equity swaps were cash settled, and as a result Portugal Telecom has received an amount of Euro 94,477,028 (Note 44.f).

Hedging financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2008 and 2007, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo's financial instruments):

31 Dec 2008				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	34.3	EUR Interest rate swaps	2.9	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	368.6	Currency swaps USD/BRL	4.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	409.0	Currency swaps JPY/BRL	0.4	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

31 Dec 2007				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	72.3	EUR Interest rate swaps	4.1	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	28.9	Currency swaps EUR/USD	4.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	15.2	Currency swaps EUR/BRL	0.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	247.5	Currency swaps USD/BRL	2.2	Eliminate the risk of exchange rate fluctuations in loans
Vivo	400.6	Currency swaps JPY/BRL	0.7	Eliminate the risk of exchange rate fluctuations in loans

Financial instruments held for trading

        As at 31 December 2008 and 2007, Portugal Telecom had contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (amounts in millions of euros, including 100% of Vivo's financial instruments):

31 Dec 2008				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	44.4	EUR Call / USD Put	4.0	Previous cash flow hedges
Portugal Telecom	22.9	Currency swaps EUR/USD	3.0	Eliminate the risk of exchange rate fluctuations in loans
Portugal Telecom	200.0	EUR Call / USD Put	0.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	0.4	Currency swap EUR/USD	0.9	Eliminate the risk of exchange rate and interest rate fluctuations fluctuations in loans
Vivo	1.8	Currency swaps USD/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	103.3	BRL Interest rate swaps	1.0	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	13.2	Currency swaps USD/BRL	1.5	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

31 Dec 2007				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	27.4	EUR interest rate swaps	4.7	Previous cash flow hedges
Portugal Telecom	200.0	EUR Call / USD Put	1.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	1.2	Currency swap EUR/USD	1.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	3.3	Currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations in loans
Vivo	42.4	BRL Interest rate swaps	2.1	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	422.8	BRL Interest rate swaps	0.1	Eliminate the risk of interest rate fluctuations in loans
Vivo	35.6	USD Interest rate swaps	0.5	Eliminate the risk of interest rate fluctuations in loans
Mobitel	17.2	Currency swaps USD/BRL	2.4	Eliminate the risk of exchange rate fluctuations in loans

Fair value of financial instruments

        The movement in the fair value of derivatives during 2008 and 2007 was as follows (amounts in millions of euros):

			Fair value adjustment			Foreign currency translation adjustments and other
	Balance 31 Dec 2007	Change in consolidation perimeter			Additions and settlements		Balance 31 Dec 2008
			Income	Reserves
Fair value hedges
Exchange rate and interest rate(i)	(83.2)	(17.8)	94.0	—	99.8	(13.1)	79.7
Derivatives held for trading
Exchange rate(ii)	(46.5)	—	3.2	—	—	—	(43.3)
Exchange rate and interest rate	(24.5)	—	4.7	—	4.5	(0.7)	(16.0)
Interest rate	0.8	—	0.4	—	—	(1.6)	(0.3)
Cash flow hedges
Interest rate	(0.6)	—	0.0	(1.3)	(0.2)	1.0	(1.0)

	(154.1)	(17.8)	102.5	(1.3)	104.1	(14.3)	19.1

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

		Fair value adjustment			Foreign currency translation adjustments and other
	Balance 31 Dec 2006			Additions and settlements		Balance 31 Dec 2007
		Income	Reserves
Fair value hedges
Exchange rate and interest rate	(94.1)	(97.4)	—	103.2	(5.7)	(94.0)
Derivatives held for trading
Exchange rate	(35.0)	(11.5)	—	—	—	(46.5)
Exchange rate and interest rate	(11.2)	(1.7)	—	2.2	(3.0)	(13.7)
Interest rate	(7.4)	(0.2)	—	8.2	0.1	0.8
Equity swaps over PT Multimedia shares (Notes 7.d and 44.f)	17.0	77.4	—	(94.5)	—	—
Cash flow hedges
Interest rate (Note 41.5)	4.0	8.3	(4.6)	(8.3)	—	(0.6)

	(126.7)	(25.1)	(4.6)	10.9	(8.6)	(154.1)

(i)
As at 31 December 2008, these derivatives were recorded by Vivo and have an average maturity of 1.1 years.

(ii)
This liability has a maturity of 0.3 years.

        In 2008 and 2007, the fair value adjustments related to derivatives were recorded in the following income statement captions (amounts in millions of euros):

	2008				2007
	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 17)	Total	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 17)	Total
Fair value hedges
Interest rate and exchange rate	35.2	(125.6)	(3.6)	(94.0)	42.8	54.6	—	97.4
Derivatives held for trading
Exchange rate	—	—	(3.2)	(3.2)	—	—	11.5	11.5
Exchange rate and interest rate	—	(2.4)	(2.3)	(4.7)	—	3.8	(2.1)	1.7
Interest rate	—	—	(0.4)	(0.4)	—	—	0.2	0.2
Equity swaps over PT Multimedia shares (Note 7.d)	—	—	—	—	—	—	(77.4)	(77.4)
Cash flow hedges
Interest rate	(0.2)	—	0.2	(0.0)	(8.3)	—	—	(8.3)

	35.0	(128.1)	(9.4)	(102.5)	34.6	58.4	(67.8)	25.1

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        As at 31 December 2008, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

	Assets	Liabilities
	Short term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
Fair value hedges
Exchange rate and interest rate	—	100.7	(20.9)	—	79.7
Derivatives held for trading
Exchange rate	—	—	(43.3)	—	(43.3)
Exchange rate and interest rate	—	(7.5)	(8.5)	—	(16.0)
Interest rate	2.2	—	—	(2.5)	(0.3)
Cash flow hedges
Interest rate	—	—	—	(1.0)	(1.0)

	2.2	93.1	(72.7)	(3.6)	19.1

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

42.3. Other disclosures on financial instruments

        The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Caption	2008	2007
Financial assets carried at amortised cost
Cash and cash equivalents	1,010.7	664.6
Short-term investments (Note 24)	52.9	1,170.3
Accounts receivable—trade (Note 25)	1,248.0	1,308.7
Accounts receivable—other(i)	190.2	101.7
Other current and non-current assets—QTE transactions (Note 30)	497.3	505.5
Investments in group companies—loans (Note 31)	98.6	95.2

	3,097.7	3,846.0

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities)—interest rate derivatives—cash flow hedges (Note 42.2)	(1.0)	(0.6)
Bank loans—exchange and interest rate derivatives—fair value hedges (Note 42.2)(ii)	93.1	(49.3)
Accrued expenses—exchange and interest rate derivatives—fair value hedges (Note 42.2)	(20.9)	(44.7)

	71.2	(94.6)

Financial liabilities carried at amortised cost
Debt—exchangeable bonds (Note 35)	697.3	689.4
Debt—bonds (Note 35)	3,284.1	3,158.0
Debt—bank loans(ii)	1,612.1	1,322.9
Debt—other loans (Note 35)	807.9	324.0
Debt—UMTS license (Note 35)	79.4	200.6
Debt—equity swaps on treasury shares (Note 35)	178.1	323.2
Accounts payable (Note 36)	1,372.3	1,108.9
Accrued expenses	574.4	582.7
Other current liabilities	51.5	32.0

	8,657.1	7,741.5

Derivatives held for trading
Accrued expenses—Exchange rate and interest rate derivatives (Note 42.2)	8.5	13.7
Accrued expenses—Exchange rate derivatives (Note 42.2)	43.3	—
Other non-current liabilities—Exchange rate derivatives (Note 42.2)	(0.0)	46.5
Other non-current liabilities—Interest rate derivatives (Note 42.2)	2.5	0.7

	54.4	60.9

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 35)	130.2	149.5
Other current and non-current liabilities—QTE transactions (Note 40)	497.3	505.5

	627.5	654.9

(i)
The balance sheet caption "Accounts receivable—other" includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

(ii)
Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

        Except for debt, whose fair value is disclosed in Note 35, for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of derivatives of domestic businesses is based on external valuations, while the fair value of derivatives of Vivo is based on internal valuations computed based on the discounted cash flows method.

43. Guarantees and financial commitments

        As at 31 December 2008 and 2007, the Company has presented guarantees and comfort letters to third parties, as follows:

	2008	2007
Bank guarantees and other guarantees given to Tax Authorities	42,553,223	47,706,622

Bank guarantees given to Portuguese courts for outstanding litigation	1,650,295	1,671,428

Bank guarantees given to other entities
On behalf of TMN	18,865,689	35,566,299
On behalf of PT Comunicações	15,242,400	9,276,796
Other bank guarantees	14,169,591	8,873,652

	48,277,680	53,716,747

Comfort letters given to other entities	2,298,626	2,770,859

        Bank guarantees given on behalf of TMN include guarantees presented to ANACOM related to TMN's obligations under the UMTS license acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the payment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way.

        As at 31 December 2008, the Company had also assumed the following financial commitments, in addition to those recorded in the financial statements:

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

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

43. Guarantees and financial commitments (Continued)

  capital contributions to Médi Télécom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholders of Médi Télécom also signed the Shareholders Support Deed.

  Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt, and ends as soon as Médi Télécom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 31 December 2008, following the renegociation of the Shareholders Support Deed during 2007, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

(b)
Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 95 million (Note 42.1) for the development of the information society in Portugal during the period through the maturity of the license.

(c)
In 2008 and within the scope of the UMTS committements, TMN and the Portuguese government signed a memorandum of understanding relating to an initiative for elementary schools, named "e-escolinhas", which is similar to the previous initiative e-escolas. As at 31 December 2008, the terms and conditions of TMN obligations were not reliably estimated, and therefore no liability was recognized.

(d)
As at 31 December 2008, the Group had assumed purchase commitments to suppliers amounting to Euro 280 million, essentially related to equipment.

        As at 31 December 2008, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

—Guarantees in favor of European Investment Bank	175,714,286
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	3,294,254

        Under the cross-border lease transactions entered into by TMN and PT Comunicações, the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee. As at 31 December 2008, the total drawing amount under these letters of credit is US$67,831,425, equivalent to €48,739,976 at the exchange rate prevailing at year end.

        As at 31 December 2008, Portugal Telecom had bank deposits amounting to Euro 13 million, the use of which was restricted due to the cross-border lease transactions entered into by the Group (Note 34). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal proceedings that amounted to Euro 20 million and Euro 14 million, respectively (corresponding to the 50% share of Portugal Telecom).

44. Statement of cash flows

(a)
The increase in payments related to income taxes in 2008 is primarily explained by the full utilization of tax losses carriedforward from Portugal Telecom's tax consolidation group at the end

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

44. Statement of cash flows (Continued)

  of 2006, leading to lower payments on account made in 2007 as compared to 2008, and also to higher payments at Vivo in connection with the improvement in its results. The increase in 2007 is also explained by the full utilization of tax losses carriedforward from Portugal Telecom's tax consolidation group at the end of 2006.

(b)
The caption "Payments relating to indirect taxes and other" includes primarily payments related to the expenses recorded in the income statement caption "Indirect taxes" (Note 14), and also payments and collections of Value-Added Tax in Portugal.

(c)
These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts increased to Euro 1,117,360,042 in 2008, as compared to Euro 364,940,527 in 2007, because the maturity of most of these applications was reached they were converted into cash and cash equivalents (Note 24), which also explains the lower levels of cash receipts and payments in 2008 related to short term financial applications.

(d)
During the years ended 31 December 2008, 2007 and 2006, cash receipts resulting from financial investments were as follows:

	2008	2007	2006
Banco BEST (Note 31)	16,000,000	—	—
Africatel (Note 17)	13,426,862	116,999,817	—
BES (Note 17)	—	110,318,600	—
Telefónica (Note 17)	—	5,107,941	—
TV Cabo Macau	—	3,108,957	—
Directel Macau	—	1,209,122	—
Iris Capital Fund	—	—	2,328,287
Other	2,954,086	2,902,469	107,048

	32,380,948	239,646,906	2,435,335

(e)
During the years ended 31 December 2008, 2007 and 2006, cash receipts resulting from dividends were as follows:

	2008	2007	2006
CTM	15,912,135	16,222,842	15,038,429
Páginas Amarelas	2,008,000	2,434,000	2,283,714
Unitel(i)	—	72,949,311	15,024,110
Banco Espírito Santo	—	2,632,000	1,344,000
Other	1,255,472	561,767	577,564

	19,175,607	94,799,920	34,267,817

(i)
In 2007, this caption includes the dividends received from Unitel related to its earnings of 2006 and 2005 amounting to Euro 46 million (Note 26) and Euro 27 million, respectively. Dividends related to the earnings of 2007 amounting to US$ 80 million (Note 26) were received in January

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

44. Statement of cash flows (Continued)

  2009. In 2006, this caption includes the dividends received from Unitel related to its earnings of 2004.

(f)
In 2007, the caption "Cash receipts resulting from other investing activities" includes mainly Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 42) and Euro 32,188,194 related to the cash settlement of equity swaps over Portugal Telecom's treasury shares (Note17). In 2006, this caption includes primarily Euro 26,772,985 related to equity swaps over shares of PT Multimedia, and an amount of Euro 23,513,275 related to the financial settlement of equity swaps over Portugal Telecom's treasury shares (Note 17).

(g)
During the years ended 31 December 2008, 2007 and 2006, payments resulting from financial investments were as follows:

	2008	2007	2006
Telemig(i)	346,203,049	—	—
Siresp	1,195,810	1,466,516	—
MTC(ii)	—	—	57,489,375
BES(iii)	—	—	19,320,000
Web-Lab(iv)	—	—	6,418,036
Mobitel(v)	—	—	3,574,460
Other	1,201,984	1,876,021	6,372,334

	348,600,843	3,342,537	93,174,205

(i)
This caption includes a total amount of Euro 517,006,925 (Note 2) related to the acquisition of Telemig, net of an amount of Euro 170,803,876 (Note 2) related to the cash and cash equivalents of Telemig as at 1 April 2008, the date on which this company was included for the first time in the consolidation perimeter.

(ii)
This caption includes Euro 108,648,089 paid from the acquisition of a 34% stake in the share capital of MTC, net of an amount of Euro 51,158,714 related to cash and cash equivalents of MTC as at 1 September 2006, the date on which this company was included for the first time in the consolidation perimeter.

(iii)
This caption is related to Portugal Telecom's share in the capital increase of Banco Espírito Santo occurred in 2006.

(iv)
This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company.

(v)
During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(h)
These captions are basically related to commercial paper and other bank loans which are regularly renewed.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

44. Statement of cash flows (Continued)

  In 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 790,191,787, and included primarily: (i) Euro 200 million and Euro 50 million related to the floating rate notes issued by PT Finance during 2008 (Note 35); (ii) Euro 324,937,659 related to the increase in the commercial paper outstanding at year-end; and (iii) Euro 227,247,163 (Note 35) related to the loaned obtained by Vivo from Anatel related to the 3G licenses acquired in April 2008.

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

  The increase in the level of cash receipts and payments in 2008 is primarily explained by a higher level of commercial paper outstanding during the year, which led to higher cash receipts from loans obtained and higher cash payments from loans repaid.

(i)
During the years ended 31 December 2008, 2007 and 2006, the Group payments regarding dividends were as follows:

	2008	2007	2006
Portugal Telecom (Notes 22 and 41)	533,200,884	516,506,816	526,402,838
MTC	18,607,326	12,275,947	13,095,694
Cabo Verde Telecom	10,166,333	7,519,738	6,011,557
Vivo	8,728,728	—	—
Africatel	—	11,225,634	—
Other	3,910,662	5,198,833	6,698,263

	574,613,933	552,726,968	552,208,352

(j)
During the years ended 31 December 2008, 2007 and 2006, the caption "Other payments resulting from financing activities" includes respectively Euro 37 million, Euro 43 million and Euro 68 million related to payments made by Vivo in connection with exchange rate derivatives.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

45. Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2008 and 2007 and transactions occurred during 2008 and 2007 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom in Vivo) are as follows:

	Accounts receivable		Accounts payable		Loans granted (Note 31)
Company	2008	2007	2008	2007	2008	2007
Vivo	20,274,591	23,466,477	584,750	92,701	—	—
Other international companies:
Unitel(i)	70,408,010	7,559,522	5,535,356	2,708,033	—	339,651
Médi Télécom	6,759,993	6,850,319	928,306	1,604,300	75,592,524	72,112,464
Multitel	4,354,231	3,514,930	333,353	180,935	918,459	918,459
CTM	345,734	120,081	109,829	84,702	—	—
Other	2,368,170	2,899,320	710,472	2,758,448	76,444	72,269
Domestic companies:
Páginas Amarelas	4,615,079	10,974,342	35,578,320	43,817,942	—	—
PT-ACS	5,235,755	1,618,869	1,031,713	341,132	—	—
Caixanet	1,090,811	3,233,842	—	—	—	—
Sportinveste Multimédia	639,844	320,422	—	—	35,318,668	35,318,668
Other	12,823,802	8,500,482	2,981,140	897,876	7,047,439	6,268,061

	128,916,020	69,058,606	47,793,239	52,486,069	118,953,534	115,029,572

(i)
Accounts receivable from Unitel as at 31 December 2008 include dividends receivable of US$ 80 million (Note 26).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

	Costs		Revenues		Interest charged
Company	2008	2007	2008	2007	2008	2007
Vivo	—	—	57,199,275	54,557,592	—	—
Other international companies:
Unitel	10,871,577	8,176,711	13,452,814	13,743,098	26,076	25,598
Médi Télécom	5,990,222	8,759,660	11,727,778	10,288,272	3,107,028	2,878,902
CTM	134,814	176,371	1,315,254	344,010	—	—
Multitel	—	6,077	486,282	468,613	—	—
Other	2,146,008	2,143,628	1,483,067	2,293,004	36,331	49,171
Domestic companies:
Páginas Amarelas	64,728,006	62,873,287	2,998,932	2,508,598	—	—
PT-ACS	4,117,431	5,852,155	591,055	577,805	—	—
Sportinveste Multimédia	1,208,172	950,233	240,153	331,263	319,746	260,884
Caixanet	144,811	506,036	11,099,463	9,654,715	—	—
Other	1,118,570	690,085	25,164,377	15,532,848	137,643	24,653

	90,459,611	90,134,243	125,758,450	110,299,818	3,626,824	3,239,208

        The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies and jointly controlled entities are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

  •
  Call center services rendered by Dedic to Vivo;

  •
  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações' telephone directories, as well as selling advertising space in the directories.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2008 and balances as at 31 December 2008 between Portugal Telecom and its major shareholders are as follows (including VAT):

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

Company	Sales and services rendered by Portugal Telecom	Supplies and services provided to Portugal Telecom	Net interest received	Accounts receivable	Accounts payable
Caixa Geral de Depósitos	42,563,222	4,510,089	7,308,741	5,037,420	75,169
BES	33,085,864	23,359,485	12,220,834	3,142,192	191,053
Visabeira	32,135,065	75,061,755	—	13,627,490	15,625,543
Barclays	337,924	5,250	(12,482,202)	157,713	—
Controlinveste	98,847	2,589,100	—	119,381	—
BBVA	1,528,310	2,506,378	(7,577,297)	122,875	(83,494)

	109,749,232	108,032,057	(529,924)	22,207,071	15,808,271

        The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

        In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica's share capital and Telefónica to acquire up to 10% of Portugal Telecom's share capital. As at 31 December 2008, Telefónica held 10.0% of Portugal Telecom's share capital.

        Portugal Telecom entered into a Shareholders' Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c)     Other

        During the years ended 31 December 2008 and 2007, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

	2008		2007
	Fixed	Variable	Fixed	Variable
Executive board members	2,880,269	3,336,953	4,039,271	9,173,300
Non-executive board members	1,323,867	—	991,284	—
Supervisory board	581,714	—	502,844	—

	4,785,850	3,336,953	5,533,399	9,173,300

        Following the changes in corporate governance occurred in the second quarter of 2008, the chairman no longer has the function of Chief Executive Officer. During the third quarter of 2008, one executive board member left the company and no one was appointed to replace him. In addition, following the changes in corporate governance occurred in June 2007, there was a change in the composition of the supervisory board.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

        In 2007, the variable component of remunerations of the Executive Board, in addition to the performance plan remunerations, include extraordinary payments to board members, namely indemnities, termination payments, extraordinary bonus proposed by reference shareholders and approved by the Remunerations Committee, and hiring bonus. In 2007, indemnities amounted to approximately Euro 500 thousand.

        During the years ended 31 December 2008 and 2007, fixed remuneration of key employees of Portugal Telecom's management amounted to Euro 7,621,652 and Euro 7,093,734, respectively, and variable remuneration amounted to Euro 3,521,633 and Euro 4,554,000, respectively.

Statement on remuneration policies for the Portugal Telecom Group

        The fixed and variable remunerations of Portugal Telecom's executive officers, as described under paragraph 3 of article 248-B of the Portuguese Securities Code, are determined within each operating company of the Group, through a compensation committee composed by four directors of Portugal Telecom and its Corporate Officer with responsibilities concerning Human Resources. As to the determination of the fixed remuneration, an internal harmonisation procedure has been carried out, taking into account each officer's functions and the companies where such functions have been performed, and a benchmark with similar companies has also been done. Officers' variable remunerations are determined by the above mentioned compensation committees of each operating subsidiary based on its results and taking into account both quantitative indicators, namely operational (such as ARPU, Churn and Net Adds) and financial (such as EBITDA, CAPEX and OPEX), and qualitative indicators (such as management and leadership), which are weighted as a whole together with the functions performed by the officer and the importance of each subsidiary within the Portugal Telecom Group.

        In addition to the above mentioned remunerations, Executive Board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Portugal Telecom Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações, as described in Note 9.

        One of Portugal Telecom's non-executive board members is managing director of "Heidrick & Struggles—Consultores de Gestão, Lda", which during the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 2.0 million (excluding VAT).

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

        In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favor of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal is pending before the Administrative Central Court.

        If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom does not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

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

        Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because the Law 5/2004 is not applicable to the public municipality domain, as well as to the private municipality domain, but instead it is applicable to the public federal domain, as well as to the private federal domain and to regional public domain, as well as to the private regional domain.

        Presently there is a claim between the Municipality of Seixal and PT Comunicações, and several with other municipalities, including the Municipality of Aveiro.

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004); and (ii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market. Portugal Telecom considers that group companies have consistently followed a policy of compliance

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

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

        In April 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. The appeal suspends the decision of the Autoridade da Concorrência. However, on 1 September 2008, the Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 29 September 2008. This appeal suspends the decision of Autoridade da Concorrência.

        On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA ("Sonaecom"—a competitor of Portugal Telecom) had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company's provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called "structural remedy". However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of PT Multimedia.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

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

c)     Other Legal Proceedings

        On 23 April 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of 21 February 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of 1 March 2001. Taking in consideration a subsequent administrative decision by ANACOM, the Fiscal and Administrative Court of Lisbon considered that there is no basis for more proceedings.

        In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when PT Comunicações subsequently took control over that network and became the provider of that network for carriage of television signals, PT Comunicações lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

are alleged to have been made under the Pricing Convention entered into by Portugal Telecom with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated network prices.

        TVI is claiming an amount of about Euro 64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI's claims. On 20 June 2003, PT Comunicações submitted its response to TVI's claim, arguing that (i) the statute of limitations on TVI's claim for compensation has run because the claim relates to events that occurred more than ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI's claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI's claim, and PT Comunicações is currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, SA (collectively, "HLC") filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações' leased line services and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. The Lisbon Civil Court has scheduled the sessions of the final hearing for February and March 2009.

        In March 2004, TV TEL Grande Porto—Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Multimedia subsidiary and at the time a direct competitor of TV TEL.

        TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the trial was scheduled for May 2009.

        In December 2008, Oni SGPS, SA ("Oni") filed an arbitral claim against TMN in the Center of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Ony Way—Infocomunicações, S.A. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business.

46.2.  Claims and legal actions

Proceedings with probable losses

        As at 31 December 2008 and 2007, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	2008	2007
Civil claims	34,248,013	45,080,214
Labor claims	16,443,937	18,964,920
Other	3,110,758	5,438,968

	53,802,708	69,484,102

Proceedings with possible losses

        As at 31 December 2008 and 2007, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	2008	2007
Civil claims	200,117,502	164,377,467
Labor claims	45,680,158	36,011,041
Other	32,757,171	13,035,365

	278,554,831	213,423,873

46.3.  Tax contingencies

        As at 31 December 2008 and 2007, Portugal Telecom has recorded a provison for taxes amounting to Euro 37,499,364 and Euro 34,750,952 (Note 39), which relates to probable tax contingencies estimated based on internal information and the opinion of external tax advisors.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2008

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

        In addition, there are several tax contingencies against certain subsidiaries of the Group, whose settlement is considered to be possible based on the information provided by Portugal Telecom's legal counsel. As at 31 December 2008 and 2007, these tax contingencies amounted to Euro 597 million and Euro 513 million, respectively, of which Euro 523 million and Euro 441 million are related to Vivo, respectively.

        In addition to the above mentioned contingencies, Portugal Telecom received during 2007 a tax inspection report for the years 2004 and 2005, raising questions to the deductibility of certain financial costs incurred in 2004 and 2005 amounting to Euro 100 million and Euro 97 million, respectively. In 2008, Portugal Telecom received a tax liquidation regarding this matter, confirming the position previously stated by the tax authorities in the above mentioned tax inspection report. As at 31 December 2008, Portugal Telecom strongly disagrees with this liquidation and tax inspection reports and considers based on the opinion of its tax advisers that there are solid arguments to oppose the position of the tax authorities.

47. Subsequent events

        There were no relevant events after 31 December 2008.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements

I.
Subsidiaries

        The following companies were included in the consolidation as at 31 December 2008 and 2007.

Subsidiaries located in Portugal:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	78.00%
Fundação PT	(a)	Lisbon	Provide social care services.	Portugal Telecom (51%); PT Comunicações (18%) TMN (18%); PT Inovação (2,5%)	89.50%	89.50%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações 50%	50.00%	50.00%
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom—Associação de Cuidados de Saúde	(a)	Lisbon	Provide services of medical care	PT Comunicações (93,90%); PT Prime 6,10%)	100.00%	100.00%
Postal Network—Prestação Serviços de Gestão Infra-estrutura.cominic. ACE	(a)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82,05%)	82.05%	82.05%
Pro Share	(b)	Lisbon	Shared services center.	—	—	50.00%
PT Acessos de Internet Wi-Fi, SA	(c)	Lisbon	Provides wireless Internet access services.	—	—	100.00%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100.00%)	100%	100.00%
PT.com—Comunicações Interactivas, SA	(d)	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	—	—	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Pro (100%)	100.00%	100.00%
PT Corporate	(d)	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	—	—	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	—
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%
PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Rede Fixa, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	Portugal Telecom (99,8%); PT Comunicações (0,1%); TMN (0,1%)	100.00%	100.00%
PT Ventures, SGPS, SA		Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, SA	(a)	Lisbon	Management and collection of information about the labor market.	PT Comunicações (63,75%)	63.75%	63.75%
TMN—Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76,14%)	76.14%	76.14%
Use.it®—Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52,50%)	52.50%	52.50%

(a)
These companies were consolidated by the equity method in 2008.

(b)
This company was disposed of in 2008

(c)
In 2008, this company was merged through the incorporation of its assets and liabilities in TMN.

(d)
In 2008, these companies were merged through the incorporation of its assets and liabilities in PT Comunicações.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Subsidiaries located in Brazil:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Dedic, SA (former Mobitel, SA)		São Paulo	Call center services.	PT Brasil (100%)	100.00%	100.00%
Portugal Telecom Brasil, SA ("PT Brasil")		São Paulo	Management of invest ments.	Portugal Telecom (99,95%); PT Comunicações (0,05%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Lt da.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Lt da. ("PTM.com Brasil")		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

Subsidiaries located in Africa:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	31.20%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	31.20%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	Africatel (40%)	30.00%	31.20%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Sant om ense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunicat ion services in São Tomé e Príncipe.	Africatel (51%)	38.25%	39.78%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	59.28%
Directel Uganda—Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	78.00%
Elta—Empresa de List as Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	42.90%
Guinet el, S.A	(b)	Bissau	Provision of public telecommunications services.	Africatel (55%)	41.25%	42.90%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	46.80%
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	39.00%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	26.52%

(a)
Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)
These companies were consolidated by the equity method in 2008.

(c)
Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Other subsidiaries:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Africatel	(a)	Amsterdam	Management of investments	PT SGPS (75%)	75.00%	78.00%
AGTEL, BV	(b)	Amsterdam	Management of investments.	PT Participações (100%)	100.00%	100.00%
Archways	(c)	Beijing	Remote access services.	—	—	46.20%
China Pathway Logistics BV	(c)	Amsterdam	Management of investments	—	—	66.00%
CVTEL, BV	(b)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	78.00%
Portugal Telecom Argentina, SA	(d)	Buenos Aires	Provider of telecommunications services.	—	—	50.01%
Portugal Telecom Ásia, Lda. ("PT Ásia")		Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95,92%); PT Comunicações (4,04%)	99.96%	99.96%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets Portugal	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54,01%)	41.12%	41.12%

(a)
In 2008, Portugal Telecom disposed of a 3% stake in this company, as detailed in Note 17.

(b)
These companies were consolidated by the equity method in 2008.

(c)
These investments were disposed of in 2008.

(d)
This company was liquidated of in 2008.

Portugal Telecom, SGPS, SA
Exhibits to the Consolidated Financial Statements

II.
Associated companies

        The associated companies as at 31 December 2008 and 2007 are as detailed below.

Associated companies located in Portugal:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
BEST—Banco Electrónico de Serviços Total, SA ("Banco Best")	(a)	Lisbon	Provision of e.banking services.	—	—	34.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	PT SGPS (21,27%)	21.27%	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Prime (10%) PT SI (5%)	15.00%	15.00%
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26,36%); PT Comunicações (9,53%)	35.89%	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90,00%)	32.30%	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Páginas Amarelas, SA ("Páginas Amarelas")		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24,88%); PT Prime (0,125%)	25.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA		Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11,11%); Portugal Telecom (11,11%)	22.22%	22.22%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30,55%)	30.55%	30.55%
Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and ISP's.	Sportinvest Multimédia, SGPS, SA (100%)	50.00%	50.00%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, SA		Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	PT SGPS (50%)	33.00%	33.00%
TV Lab—Serviços e Equipamentos Interactivos, SA		Lisbon	Developing digital tv interactive solutions.	PT Comunicações (50%)	50.00%	50.00%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	PT SGPS (25,00%)	25.00%	25.00%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda		Lisbon	Development of services and products related to new technology in the TV market	PT Comunicações (50%)	50.00%	50.00%

(a)
In 2008, Portugal Telecom disposed of its 34% stake in this company, as detailed in Note 31.

Portugal Telecom, SGPS, SA
Exhibits to the Consolidated Financial Statements (Continued)

Associated companies located in Africa:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.		Bissau	Provision of public telecommunications services.	Africatel (40,14%)	30.11%	31.31%
Médi Télécom		Casablanca	Provision of mobile services in Morocco.	PT Móveis (32,18%)	32.18%	32.18%
Multitel—Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	Africatel (40%)	30.00%	27.30%
Teledata de Moçambique, Lda.		Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	Africatel (25%)	18.75%	39.00%
Unitel		Luanda	Mobile telecommunications services, in Angola.	Africatel (25%)	18.75%	19.50%

Other associated companies:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Tradecom Brasil, SA		São Paulo	Development of electronic commerce services in Latin America.	PT SGPS (20,00%)	20.00%	20.00%
UOL, Inc,		São Paulo	Provides Internet services and produces Internet contents.	PT SGPS (22,17,%); PT Brasil (6,83%)	29.00%	29.00%
CTM—Companhia de Telecomunicações de Macau, S.A.R.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44,62%)	44.62%	44.62%
Tradecom International, NV		Rotterdam	Development of electronic commerce services in Latin America.	PT SGPS (20,00%)	20.00%	20.00%

Portugal Telecom, SGPS, SA
Exhibits to the Consolidated Financial Statements (Continued)

III.
Companies consolidated using the proportional method

Companies consolidated using the proportional method located in Brazil:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Avista		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Portelcom Participações, SA ("Portelcom")		São Paulo	Management of investments.	Brasilcel (60,15%) Ptelecom Brasil (39,85%)	50.00%	50.00%
Ptelecom Brasil, SA ("Ptelecom")		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sudeste Celular Participações, SA ("Sudeste Celularl")		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Tagilo Participações, Lda, ("Tagilo")		São Paulo	Management of investments.	Brasilcel (100,%)	50.00%	50.00%
TBS Celular Participações, SA ("TBS")		São Paulo	Management of investments.	Brasilcel (73,27%); Sudeste Celular (22,99)	48.13%	48.13%
TCO IP	(a)	São Paulo	Management of investments.	—	—	31.38%
Telemig Celular	(b) (c)	Minas Gerais	Mobile cellular services operator.	Telemig Celular Participações (83,25%); Vivo Participações (7,40%)	17.91%	—
Telemig Celular Participações	(b) (c)	Minas Gerais	Management of investments.	Vivo Participações (58,80%)	18.68%	—
Vivo Participações, SA ("Vivo Participações")	(d)	São Paulo	Management of investments.	Brasilcel (39,96%); Portelcom (6,37%); Sudestecel (6,46%); TBS (4,76%); Avista (3,83%); Tagilo (2,36%)	31.78%	31.38%
Vivo, SA		Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.78%	31.38%

(a)
In 2008, this company was merged through the incorporation of its assets and liabilities in Vivo Participações.

(b)
As mentioned in Note 1, Vivo obtained control over these companies on 4 April 2008 and, as a result, these companies were proportionally consolidated as from 1 April 2008.

(c)
As at 31 December 2008, the voting rights in Telemig Celular Participações and Telemig Celular were 43.2% and 42.6%, respectively.

(d)
As at 31 December 2008, the voting rights in Vivo Participações were 44.5%.

Companies consolidated using the proportional method located in other countries:

				Percentage of ownership
				Dec 08		Dec 07
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Brasilcel, N, V, ("Brasilcel")		Amsterdam	Management of Investments.	PT Moveis (50,00%)	50.00%	50.00%

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ ZEINAL ABEDIN MAHOMMED BAVA
	Name:	Zeinal Abedin Mahommed Bava
	Title:	Chief Executive Officer
By:	/s/ LUIS PACHECO DE MELO
	Name:	Luis Pacheco de Melo
	Title:	Chief Financial Officer

Date: March 27, 2009

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom, SGPS, S.A., as amended on December 10, 2008.
1.2
Proposed amendment to Article 13, clause no. 4 to the Articles of Association of Portugal Telecom, SGPS S.A., incorporated by reference to Portugal Telecom, SGPS S.A.'s Report on Form 6-K submitted to the Commission on February 20, 2009.
1.3	Proposed amendment to Article 18, clause no. 1 to the Articles of Association of Portugal Telecom, SGPS S.A.
2.1
Form of Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999 and on January 12, 2009, incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 1 to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-81394) filed with the Commission on December 29, 2009.
2.2
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom, SGPS, S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcava Argentaria, S.A., Banco BPL, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Banco Millennium BCP Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Calyon, Merrill Lynch International, Morgan Stanley & Co. International Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, Citigroup Global Markets Limited and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.3
Fifth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A.,PT Comunicações, S.A. and Citicorp Trustee Company Limited, corporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.4
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.4 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.5
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (New York), Citibank N.A. (London), The Bank of New York, BNP Paribas Luxembourg and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
2.6
Keep Well Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated November 7, 2006, between PT Comunicações, S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.6 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

Exhibit Number	Description
2.7	Amended and Restated Programme Agreement in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Negócios Portugal, S.A., BCP Investimento- Banco Comercial Português de Investimento, S.A., BNP Paribas, Caixa Geral de Depósitos, S.A., Deutsche Bank AG London, Merrill Lynch International, J.P. Morgan Securities Ltd., Citigroup Global Markets Limited, Tokyo-Mitsubishi International plc and UBS Limited, incorporated by reference to Exhibit 2.2 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
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
2.12
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 3.75% Notes due 2012, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.12 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

Exhibit Number	Description
2.13	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, dated March 23, 2005 among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Merrill Lynch International, Morgan Stanley & Co. International Limited, Banco BPI, S.A., Banco Espírito Santo de Investimento, S.A., Caixa-Banco de Investimento, S.A., ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas and Dresdner Bank AG London Branch, incorporated by reference to Exhibit 2.13 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
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
2.16
Trust Deed in respect of the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações S.A. and Citicorp Trustee Company Limited, as trustee, incorporated by reference to Exhibit 2.16 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.17
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.18
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between PT Comunicações S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
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

Exhibit Number	Description
4.3	Amended and Restated Shareholders Agreement, dated as of September 21, 2005, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel N.V., in relation to Brasilcel N.V. (Vivo) (portions omitted pursuant to a request for confidential treatment, which has been granted), incorporated by reference to Exhibit 4.3 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 21, 2006 (File No. 001-13758).
4.4
Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
4.5
Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.6
Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese State and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.7
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese State, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
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

Exhibit Number	Description
4.12	Form of Management Agreement entered into with certain members of the Executive Committee, incorporated by reference to Exhibit (e) to the Statement on Schedule 14D-9 filed with the Commission on January 18, 2007 (File No. 005-79679).
4.13
Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor)—English summary, incorporated by reference to the Annual Report on Form 20-F of Telesp Celular Participações S.A. for the fiscal year ended December 31, 2001, filed on June 21, 2002 (File No. 001-14493).
4.14
Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A and Vivo Participações S.A., incorporated by reference to Vivo Participações S.A's Report on Form 6-K submitted to the Commission on August 13, 2007 (File No. 333-09470).
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