Form 20-F
period 2009-12-31
PORTUGAL TELECOM SGPS SA
filed 2010-04-16
CIK 944747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13758

PORTUGAL TELECOM, SGPS, S.A. (Exact name of Registrant as specified in its charter)
The Portuguese Republic (Jurisdiction of incorporation or organization)
Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal (Address of principal executive offices)

Nuno Vieira, Investor Relations Director, Tel. +351 21 500 1701, Fax +351 21 500 0800
Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (Note: None required of the registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

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

PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2009, 2008 and 2007, there were no unendorsed standards effective as of and for the years ended December 31, 2009, 2008 and 2007, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2009, 2008 and 2007 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        We publish our financial statements in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Real," "Reais" or "R$" are to Brazilian Reais. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.7425= US$1.00 on April 9, 2010, and the noon buying rate on that date for Reais was R$1.7709= US$1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A. ("Vivo"). We hold our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. Our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 proportionally consolidate the financial results of Vivo.

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

        Any of the following important factors, and any of those important factors described elsewhere in this or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecasted or estimated by us in any such forward-looking statements:

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

ITEM—3 KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 and the selected consolidated statement of income and cash flow data for each of the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statement of income and cash flow data for the years ended December 31, 2005 and 2006 have been derived from our consolidated financial statements prepared in accordance with IFRS included in our Annual Report for the year ended December 31, 2007.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        The following selected consolidated financial data as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 proportionally consolidate 50% of the balance sheet, income statement and cash flow data of Vivo. In addition, following the spin-off on November 7, 2007 of PT Multimedia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia"), currently ZON Multimédia S.A. ("ZON Multimédia" or "ZON"), the selected consolidated statement of income for PT Multimedia was presented under the caption "Discontinued Operations" for all periods through the completion of the spin-off, and the selected consolidated balance sheets as of December 31, 2007, 2008 and 2009 no longer include the assets and liabilities related to PT Multimédia, following the completion of its spin-off on November 7, 2007.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(EUR Millions)
Statement of Income Data(1):
Continuing operations
Revenues:
Services rendered	5,318.4	5,228.0	5,619.4	6,102.1	6,253.7
Sales	413.8	426.2	442.5	508.7	422.9
Other revenues	89.8	93.2	80.4	110.1	108.1

Total revenues	5,821.9	5,747.4	6,142.4	6,720.9	6,784.7
Costs, expenses losses and income:
Wages and salaries	623.4	633.5	638.1	616.6	693.2
Direct costs	716.3	724.9	907.3	1,086.9	1,135.1
Costs of products sold	639.5	580.6	656.1	778.5	648.8
Marketing and publicity	164.7	138.3	147.2	176.3	165.8
Supplies and external services	1,074.6	1,130.6	1,179.2	1,229.9	1,294.1
Indirect taxes	165.2	175.9	201.8	233.6	243.6
Provisions and adjustments	159.5	198.7	122.3	118.8	101.8
Depreciation and amortization	1,058.7	1,130.7	1,123.1	1,268.3	1,437.9
Post retirement benefits	(21.6)	(72.1)	(65.1)	44.8	89.6
Curtailment costs, net	314.3	19.0	275.6	100.0	14.8
Losses (gains) on disposals of fixed assets, net	(1.7)	(5.1)	(2.8)	(19.5)	(0.4)
Other costs, net	22.2	115.4	45.1	30.0	49.7

Income before financial results and taxes	906.8	977.1	914.4	1,056.7	910.7
Minus: Financial costs (gains), net	50.5	118.4	(116.8)	129.5	(109.1)

Income before taxes	856.3	858.6	1,031.2	927.2	1,019.7
Minus: Income taxes	288.1	(21.4)	242.9	231.4	233.2

Net income from continuing operations	568.2	880.0	788.3	695.8	786.5
Discontinued operations
Net income from discontinued operations	120.7	74.1	45.5	—	—

Net income	689.0	954.1	833.8	695.8	786.5

Attributable to minority interests	35.0	87.4	92.8	119.7	102.6
Attributable to equity holders of the parent	654.0	866.8	740.9	576.1	683.9
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.80	0.87	0.89	1.18	1.02
Earnings per share, A share and ADS:
Basic(3)	0.57	0.78	0.71	0.64	0.78
Diluted(4)	0.53	0.73	0.67	0.62	0.76

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(EUR Millions)
Earnings per share, A share and ADS from continuing operations, net of minority interests:
Basic(3)	0.50	0.74	0.69	0.64	0.78
Diluted(4)	0.47	0.69	0.66	0.62	0.76
Cash dividends per ordinary share, A share and ADS(5)	0.475	0.475	0.575	0.575	0.575
Share capital	1,128.9	395.1	30.8	26.9	26.9

(1)
As explained in Note 4 to our consolidated financial statements, we retrospectively applied the interpretation IFRIC 13 Customer Loyalty Programmes, which was issued in September 2007 and is effective for years beginning on or after July 1, 2008. Consequently, our previously reported consolidated balance sheet data as of December 31, 2005, 2006, 2007 and 2008 and consolidated income statement data for the years ended December 31, 2005, 2006, 2007 and 2008 were restated in order to reflect the impact of the adoption of this interpretation.

(2)
Based on 1,128,856,500 ordinary and A shares issued as of December 31, 2005 and 2006, 1,025,800,000 ordinary and A shares issued as of December 31, 2007 and 896,512,500 ordinary and A shares issued as of December 31, 2008 and 2009.

(3)
The weighted average number of shares for purposes of calculating basic earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom.

(4)
The weighted average number of shares for purposes of calculating diluted earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom adjusted by the number of shares from the exchangeable bonds issued on August 28, 2007 and from the exchangeable bonds issued on December 6, 2001 to December 6, 2006, when those bonds were repaid, in each case assuming the conversion of the bonds into ordinary shares.

(5)
Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 were €0.475, €0.475, €0.575, €0.575, and €0.575, respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 were US$0.60, US$0.64, US$0.90, US$0.78 and US$0.78, respectively.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(EUR Millions)
Cash Flow Data:
Cash flows from operating activities	1,392.3	1,821.7	1,859.2	1,828.9	1,927.6
Cash flows from investing activities	(1,910.7)	1,136.7	235.9	80.1	(671.3)
Cash flows from financing activities	590.2	(3,015.4)	(1,953.6)	(1,472.6)	(924.0)

	As of December 31,
	2005	2006	2007	2008	2009
	(EUR Millions)
Balance Sheet Data(1):
Current assets	6,153.7	3,998.7	3,816.3	3,317.0	3,699.1
Investments in group companies	425.6	499.1	538.1	613.2	597.2
Other investments	96.1	132.4	27.2	21.1	16.9
Tangible assets	4,062.0	3,942.0	3,585.4	4,637.8	4,862.2
Intangible assets	3,601.6	3,490.9	3,383.1	3,463.0	4,046.7
Post retirement benefits	—	134.1	134.1	1.6	67.6
Deferred tax assets	1,387.2	1,166.0	992.2	1,032.7	1,019.5
Other non-current assets	902.6	807.1	645.1	628.0	522.1

Total assets	16,628.8	14,170.2	13,121.5	13,714.4	14,831.2

Current liabilities	4,947.5	3,884.6	3,862.2	5,153.6	3,398.4
Medium and long term debt	5,168.6	4,467.5	4,960.7	4,441.2	6,551.5
Accrued post retirement liability	2,635.9	1,807.6	1,463.9	1,836.9	1,558.3
Deferred tax liabilities	334.9	90.4	84.9	462.2	482.2
Other non-current liabilities	959.8	811.3	666.2	624.3	456.0

Total liabilities	14,046.7	11,061.4	11,037.9	12,518.2	12,446.4

Equity excluding minority interests	1,828.4	2,258.0	1,340.1	232.0	1,317.5
Minority interests	753.7	850.8	743.6	964.2	1,067.3

Total equity	2,582.1	3,108.8	2,083.6	1,196.2	2,384.8

Total liabilities and shareholders' equity	16,628.8	14,170.2	13,121.5	13,714.4	14,831.2

Number of ordinary shares	1,128.9	1,128.9	1,025.8	896.5	896.5
Share capital(2)	1,128.9	395.1	30.8	26.9	26.9

(1)
As explained in Note 4 to our consolidated financial statements, we retrospectively applied the interpretation IFRIC 13 Customer Loyalty Programmes, which was issued in September 2007 and is effective for years beginning on or after July 1, 2008. Consequently, our previously reported consolidated balance sheet data as of December 31, 2005, 2006, 2007 and 2008 and consolidated income statement data for the years ended December 31, 2005, 2006, 2007 and 2008 were restated in order to reflect the impact of the adoption of this interpretation.

(2)
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

        The following tables shows, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On April 9, 2010, the Euro/U.S. dollar exchange rate was €0.7425 per US$1.00.

Year ended December 31,	Average Rate(1) (EUR per US$1.00)
2005	0.8064
2006	0.7898
2007	0.7248
2008	0.6805
2009	0.7166

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
October 2009	0.6881	0.6654
November 2009	0.6822	0.6629
December 2009	0.7021	0.6623
January 2010	0.7210	0.6879
February 2010	0.7421	0.7166
March 2010	0.7494	0.7268
April 2010 (through April 9, 2010)	0.7485	0.7370

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

        The following tables shows, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On April 9, 2010, the Real/U.S. dollar exchange rate was R$1.771 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1) (R$ per US$1.00)
2005	2.408
2006	2.164
2007	1.929
2008	1.831
2009	1.987

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
October 2009	1.781	1.701
November 2009	1.753	1.700
December 2009	1.791	1.705
January 2010	1.876	1.720
February 2010	1.887	1.801
March 2010	1.821	1.762
April 2010 (through April 9, 2010)	1.778	1.759

Risk Factors

General Risks Relating to Our Company

Unfunded post retirement benefit obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance

        We have unfunded post retirement benefit obligations that may limit our future use and availability of capital and adversely affect our financial and operational results. As of December 31, 2009, our projected post retirement benefit obligations related to pensions and healthcare amounted to €3,045.5 million, while the market value of assets amounted to €2,369.5 million. In addition, we are responsible for salaries to suspended and pre-retired employees amounting to €791.4 million. Liabilities relating to salaries are not subject to any legal funding requirement, and therefore monthly salaries are paid directly by us to beneficiaries until the retirement age. As a result, net unfunded obligations amounted to €1,467.4 million as of December 31, 2009, compared to €1,809.9 million as of December 31, 2008. The decrease from December 31, 2008 to December 31, 2009 was primarily a result of: (1) payments of salaries to pre-retired and suspended employees of €175.9 million, (2) other payments and contributions of €108.3 million, (3) net actuarial gains of €178.6 million resulting from the difference between the actual and the expected return on assets and (4) net actuarial gains of €1.7 million related to the net effect of changes in actuarial assumptions, as detailed in Note 9 to our consolidated financial statements. These effects were partially offset by (i) post retirement benefit costs of €91.6 million, (ii) net actuarial losses of €15.5 million resulting from differences between actual data and actuarial assumptions relating to the benefit obligations, and (iii) curtailment costs of €14.9 million.

        Any decrease in market value of our plan assets increases our unfunded obligations and could materially increase our unfunded position. In the current credit crisis, the market value of our plan assets, and hence the level of our unfunded obligations, is volatile and poses a significant risk. We could be required to increase our funding of our pension liabilities in order to comply with Portuguese insurance regulations, which could immediately affect our costs and financial performance. In addition, an increase in our gross unfunded obligations could have an impact on our overall profitability.

We may be negatively affected by the financial crisis in the global capital and credit markets

        We believe that a prolonged global economic and financial crisis could lead to a long economic recession in Portugal, and this could have an impact on the demand for our products and services and therefore on our revenues and profitability.

        We must also maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our investments, or we may not be able to pursue new business opportunities. The principal sources of our liquidity are cash generated from our operations and equity and debt financing. Cash generated from operations is driven by our revenues and net income, which could be adversely affected by the economic crisis.

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

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities

        Beginning in 2008, events in the global and European financial markets have increased the uncertainty and volatility of the financial markets, leading to a significant increase in execution and price risk in financing activities. Risk premiums in general, and for us in particular, has risen considerably since before the crisis. Any further deterioration in financial market conditions could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms that we are able to obtain in any new bank financing or issuance of debt securities and could therefore negatively impact our liquidity. Changes in interest rates and exchange rates may also adversely affect the fair value of our assets and liabilities. If there is a negative impact on the fair values of our assets and liabilities, we could be required to record impairment charges.

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

        Immediately after the announcement by Sonaecom on February 6, 2006 of the tender offer for Portugal Telecom, Standard & Poor's placed our credit rating on CreditWatch with negative implications, while Moody's placed our credit rating on review for possible downgrade, due to the possible increased leverage that might have resulted from the transaction. Following the presentation by our Board of Directors of an alternative shareholders' remuneration plan, increasing our indebtedness, Standard & Poor's and Moody's further downgraded our ratings to BBB+ and Baa1, respectively, on March 8, 2006. On August 3, 2006, Standard & Poor's and Moody's further downgraded our ratings to BBB- and Baa2, respectively, following the announcement of a step-up in the shareholder remuneration plan. After the failure of the Sonaecom tender offer, the rating agencies confirmed our credit ratings as BBB- (Standard & Poor's) and Baa2 (Moody's), both with stable outlook. On April 21, 2009, S&P announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB-, with stable outlook.

        We have certain loans from the European Investment Bank ("EIB") totaling €236 million as of December 31, 2009 that contain a provision under which the EIB has the right to require us to provide a guarantee acceptable to the EIB in the event the long-term credit rating assigned to us by the rating agencies is reduced from BBB- by S&P, Baa2 by Moody's and BBB by Fitch. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we were to fail to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans. For further information on covenants please refer to "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Covenants."

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

We may not be able to pay our announced dividends

        On May 14, 2009, we announced that the Board of Directors had decided to submit for shareholder approval at the next general shareholders' meeting (1) the payment of a cash dividend of €0.575 per ordinary share for the year ended December 31, 2009, subject to market conditions, in general, and our financial condition, in particular, at that time and (2) the same level of dividends per ordinary share (€0.575) for the years ending December 31, 2010 and 2011, subject to market conditions, our financial condition and other potential factors considered relevant by the Board at that time.

        The payment of these dividends will depend on our ability to continue to generate cash flow in our domestic businesses and to streamline our operations to reduce our costs. In addition, payment of dividends will depend on the stability of the Real/Euro exchange rate. The Real has fluctuated significantly in relation to the Euro in recent years.

        If any of the assumptions described in the preceding paragraph proves not to be the case or if any other circumstances (including any risks described in this "Risk Factors" section) impede our ability to generate cash and distributable reserves, shareholders may not receive the full remuneration we have announced, and the price of our ordinary shares and ADSs could be negatively affected.

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

  •
  authorization for a dividend exceeding 40% of our distributable net income per year;

  •
  capital increases and other amendments to our articles of association, as well as the limitation or suppression of pre-emptive rights;

  •
  issuance of bonds and other securities;

  •
  authorization of a shareholder that performs an activity competing with us to hold more than 10% of our ordinary shares;

  •
  approval of the general goals and fundamental principles of our policies; and

  •
  definition of our investment policies, including any requirements for the authorization of acquisitions and transfers of shareholdings.

        Additionally, the election of one-third of the Directors, including the Chairman of the Board of Directors, must be approved by the Portuguese State, as the holder of all the A shares.

        Our articles of association state that, among the members of the Executive Committee appointed by the Board of Directors, at least one or two appointed directors out of the Executive Committee of five or seven members must be elected pursuant to the election rule described in the preceding paragraph.

Risks Relating to Our Wireline and Domestic Mobile Businesses

Intense competition has significantly affected, and is expected to continue to significantly affect, our revenues and our results of operations

        Competition from mobile telephony and from other wireline operators has reduced our wireline revenues and could continue to adversely affect our revenues.    During 2009, approximately 26.5% of our consolidated revenues were derived from services provided by our wireline business in Portugal, as compared to 26.9% in 2008. As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can bypass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a decline in our revenues from international wireline telephone services. The decrease in wireline traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business."

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

        The broadband market in Portugal is highly competitive and may become more competitive in the future.    Our competitors have been improving their commercial offers in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and pay-TV subscription). We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through UMTS, and high speed broadband supported by the deployment of a fiber optic network, we may face additional pricing pressure on our services, which could result in the loss of revenues.

An adverse regulatory environment may negatively affect our profitability

        Reduced interconnection rates have negatively affected our revenues for our mobile and wireline businesses and will continue to do so in 2010.    In February 2005, ANACOM declared all mobile operators to have significant market power in call termination in the mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were further reduced by an average of 18.5% compared to the 2005 rates. These reductions have had a significant impact on interconnection revenues of our domestic mobile subsidiary, TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN") and consequently its earnings. Both fixed-to-mobile and mobile-to-mobile interconnection rates reached €0.11 per minute in October 2006. In July 2008, ANACOM issued a new decision proposing additional reductions in interconnection rates for the termination of calls on mobile networks but allowing lesser reductions for the third mobile operator, Optimus. The decision went into effect on August 23, 2008, and these rates reached €0.065 by April 1, 2009 for TMN and Vodafone. Optimus reached that level by October 1, 2009.

        In January 2010, ANACOM issued a new draft decision regarding fees for the termination of calls on mobile networks, proposing to reduce them to €0.035 by April 1, 2011. A final decision is expected in April 2010, which most likely will have a negative effect on our cash flows.

        In June 2008, the European Commission started a public consultation process for its draft recommendation on voice calls termination rates (both in mobile and fixed networks), which are intended to harmonize regulation and drive down termination rates even further across all EU countries starting in 2012. This recommendation was published in May 2009 and is expected to have a negative effect on our future revenues.

        Since 2004, ANACOM has been in the process of determining who has significant market power in call origination in the mobile networks market. In August, 2008, ANACOM published a "reasoning" about mobile rates for originating calls, trying to drive mobile operators into reducing these prices, by the end of September 2008, to a level equal or close to the level of mobile termination rates. ANACOM stated that it would either proceed with the market analysis or ask for the intervention of the Portuguese national competition authority ("Autoridade da Concorrência"), in case mobile operators fail to comply with ANACOM's intentions. In the second half of 2008, the three mobile operators reduced their rates for originating calls but not to the extent desired by ANACOM. In February 2010, ANACOM chose to take the matter to the Autoridade da Concorrência. Although we cannot predict the outcome of this process, ANACOM's actions could negatively impact our revenues and results of operations.

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

        The European Commission's review of roaming charges may lead to a reduction in domestic mobile revenues.    In 2008, we received approximately 5.4% of our domestic mobile revenues from incoming and outgoing roaming charges, down from 6.2% in 2007. The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that have been effective since June 30, 2007. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market. In the wholesale market, a maximum roaming charge of €0.30 per minute applied until August 30, 2008, a maximum roaming charge of €0.28 per minute applied from August 30, 2008 until August 30, 2009, and a maximum roaming charge of €0.26 per minute applied thereafter.

        In the retail market, maximum roaming charges of €0.24 per minute (for received calls) and €0.49 per minute (for outgoing calls) applied in the first year, maximum roaming charges of €0.22 per minute (for received calls) and €0.46 (for outgoing calls) applied in the second year, and maximum roaming charges of €0.19 per minute (for received calls) and €0.43 per minute (for outgoing calls) will apply thereafter.

        In May 2008, the European Commission launched a new consultation on roaming, proposing to carry over Regulation (EC) No. 717/2007, on roaming on mobile communications networks within the community (the "Roaming Regulation"), beyond 2010 and to extend it to data and Short Messaging Services ("SMS"), or text messaging. On July 1, 2009, Regulation (EC) No. 544/2009, amending the Roaming Regulation (the "New Roaming Regulation") went into effect, limiting the roaming charges. The European Commission expects the New Roaming Regulation to reduce roaming charges by up to 60%. The European Commission also requested clarification from operators with respect to price differences between data services while roaming compared to prices in the domestic market.

        According to the New Roaming Regulation, voice roaming rates in the retail market will be subject to the following glide path (prices excluding VAT): from July 1, 2009, maximum rates of €0.43 per minute for outgoing and of €0.19 per minute for incoming roaming calls; from July 1, 2010, maximum rates of €0.39 per minute for outgoing and a maximum of €0.15 per minute for incoming roaming calls; from 1 July 2011, maximum rates of €0.35 per minute for outgoing and a maximum of €0.11 per minute for incoming roaming calls. In the wholesale market, maximum rates will be of €0.26, €0.22 and €0.18 as of, respectively, July 1, 2009, July 1, 2010 and July 1, 2011. Regarding SMS services, caps of €0.11 in the retail and of €0.04 in the wholesale came into force on July 1, 2009. For data services, maximum wholesale rates of €1.00, €0.80 and €0.50 were defined to be applied from, respectively, July 1, 2009, July 1, 2010 and July 1, 2011.

        We believe these regulations will have an adverse effect on the revenues of our domestic mobile business and on our company as a whole.

        Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our business.    The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analysis, carried out in 2004-2006, the Portugal Telecom group was found by ANACOM to have significant market power in all but one of the 16 markets analyzed and consequently is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. Pursuant to the new European Relevant Markets recommendation that significantly reduced the number of markets subject to ex-ante regulation, ANACOM recently finished its market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access. In the case of wholesale broadband access, ANACOM alleviated regulatory obligations in 184 areas considered to be competitive, which represented 61% of broadband accesses. The substantial resources we must commit to fulfill these obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal."

        The Portuguese government could terminate or fail to renew our wireline concession, our licenses and our authorization for data and mobile services.    We provide a significant number of services under a concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal." The concession runs until 2025, but the Portuguese government can revoke the concession after 2010 if it considers the revocation to be in the public interest. It can also terminate our concession at any time if we fail to comply with our obligations under the concession. Even if the concession remains in force, its terms and conditions could be materially affected by the outcome of a public consultation process by the Portuguese government relating to the provision of universal service, which has not yet begun but is expected to begin during 2010. A tender for the designation of the Universal Service Provider(s) is expected during 2010. The Portuguese government can also terminate our licenses under certain circumstances. Through TMN, we hold a renewable, non-exclusive license to provide GSM digital mobile telephone services throughout Portugal, valid until March 16, 2022, and a renewable, non-exclusive license to provide UMTS mobile telephone services throughout Portugal, valid until 2016.

If the Portuguese government took such actions, we would not be able to conduct the activities authorized by the concession or the relevant licenses. This loss would eliminate an important source of our revenues.

Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the European Commission and Autoridade da Concorrência (the Portuguese national competition authority) can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries and investigations include several complaints before the Autoridade da Concorrência related to alleged anti-competitive practices in our wireline business, including complaints against:

  •
  PT Comunicações for alleged anti-competitive practices in the broadband Internet market. This complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações. On September 2, 2009, PT and PT Comunicações were notified by the Autoridade da Concorrência of its decision imposing a fine of €45 million for PT's alleged abuse of its dominant position in the broadband internet market. On September 29, 2009, we appealed this decision before the Commercial Court of Lisbon. We have not recorded a provision for this contingency;

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. On September 1, 2008, PT Comunicações was notified by Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. On September 29, 2008, we appealed this decision before the Commercial Court of Lisbon; and,

  •
  PT Comunicações for alleged abuse of dominant position relating to the alleged refusal to provide access to its ducts. On August 1, 2007, Autoridade da Concorrência imposed a fine of €38 million for this alleged anti-competitive practice, and the Company has appealed this fine before the Commercial Court in Lisbon. On March 2, 2010, PT Comunicações was cleared by the Commercial Court of Lisbon from the fine imposed in 2007. On March 12, 2010, the Autoridade da Concorrência appealed the decision of the Commercial Court to a higher court (Tribunal da Relação). The appeal suspended the decision of Autoridade da Concorrência pending a decision by the higher court. We have not recorded a provision for this contingency.

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

Risks Related to Our Brazilian Mobile Business

We are exposed to exchange rate and interest rate fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to the significant level of our investments in Brazil. These investments are not hedged against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. For example, as of December 31, 2009, cumulative foreign currency translation adjustments related to investments in Brazil were positive €

953 million. Devaluation of the Brazilian Real in the future could result in negative adjustments to our balance sheet, which could limit our ability to generate distributable reserves.

        We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but these financial instruments may not prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

        The Brazilian Central Bank's Monetary Policy Committee (Comitê de Política Monetária do Banco Central—COPOM) establishes the basic interest rate target for the Brazilian financial system by referring to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2005, 2006, 2007, 2008 and 2009, the basic interest rate was 18.0%, 13.3%, 11.3%, 13.8% and 8.8% respectively. Increases in interest rates may have a material adverse effect on Vivo by increasing its interest expense on floating rate debt and increasing its financing costs.

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

        Past political crises in Brazil have affected the confidence of investors and the public in general, as well as the development of the economy. Future political crises could have an adverse impact on the Brazilian economy and Vivo's business, financial condition and results of operations.

        Fluctuations in the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent fluctuations relative to the Euro and other currencies. In 2005, 2007 and 2009, the Real appreciated against the Euro by 23.5%, 7.5% and 22.6%, respectively, and in 2006 and 2008 depreciated against the Euro by 1.8% and 24.1%, respectively. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations and our ability to distribute reserves. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment and, as a result of such devaluation, such equipment would be more expensive to purchase.

        During 2004 and 2005, the Brazilian Central Bank tightened its monetary policy to contain inflationary pressures resulting from high international prices for oil and other commodities, and increased the SELIC basic interest rate by 125 basis points to 17.75% at the end of 2004 and to 18.05% at the end of 2005. Since then, the Brazilian Central Bank has eased its monetary policy, decreasing the SELIC basic interest rate to 11.25% as of December 31, 2007. In response to the global economic and financial crisis, the Brazilian government increased the SELIC basic interest rate to 13.75% as of December 31, 2008. In 2009 Brazilian Central Bank reduced the SELIC once more to 8.75%. An increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil, especially because all of Vivo's debt, after giving effect to hedging transactions, is linked to the CDI rate. In addition, an increase in interest rates would raise our interest costs since most of the interest on Vivo's debt is floating.

        Inflation in Brazil.    Brazil has historically experienced high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the implementation of the Real Plan in 1994, the rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Consumer Prices Index ("Índice de Preços ao Consumidor" or "IPCA"), published by Instituto Brasileiro de Geografia e Estatística, rose 4.3% in 2009. The inflation rate was 5.9% in 2008, 4.5% in 2007, 3.1% in 2006 and 5.7% in 2005.

        Since 2006, Vivo's telephone rates have been indexed to the Telecommunications Service Index—IST ("Índice de Serviços de Telecomunicações"), which is a basket of national indexes that reflect the Brazilian telecommunications sector's operating costs. However, Brazilian monetary policy continues to use the IPCA as an inflation targeting system. The inflation target for 2010 is 4.5%. If inflation increases beyond this official 2010 target, basic interest rates may rise, causing direct effects on Vivo's cost of debt and indirect effects on the demand for telecommunications goods and services.

We could be required to record impairment charges relating to goodwill for our investment in Vivo

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

Vivo faces substantial competition in each of its markets that may reduce its market share and harm our financial performance

        Competition may continue to intensify for Vivo as a result of the strategies of existing competitors, the possible entrance of new competitors and the rapid development of new technologies, products and services. Vivo's ability to compete successfully will depend on its marketing techniques and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by its competitors. If Vivo does not keep pace with technological advances, or if it fails to respond timely to changes in competitive factors in its industry, it could continue to lose market share, and Vivo could suffer a decline in its revenue. Competition from other Brazilian Personal Mobile Service (Serviço Móvel Pessoal, or "SMP") communications service providers has also affected, and may continue to affect, Vivo's financial results by causing, among other things, a decrease in its customer growth rate, decreases in prices and increases in selling expenses.

        These factors have already contributed in the past to a negative effect on Vivo's market share and results of operations and could have a material adverse effect on Vivo's business and results of operations in the future. As a result of competitive pressures, for example, Vivo's market share was 29.75% as of December 31, 2009, according to ANATEL, the Brazilian telecommunications regulator, lower than the share Vivo enjoyed in the past.

        Vivo's competitors may be able to offer lower prices than it does and develop and deploy new or improved wireless technologies, services and products more rapidly. Vivo's response to competition may require it to lower rates or extend higher subsidies to its customers for the acquisition of handsets, thereby adversely affecting its margins.

        In addition, market participants in other areas of Brazil may also seek to operate in Vivo's area, most likely through acquisitions. Recently, there has been consolidation in the Brazilian telecommunications market and we believe this trend may continue. In 2008, for example, the Brazilian government published Decree No. 6654/2008 relating to the revision of the fixed-line general concession plan (the "Plano Geral de Outorgas" or "PGO"), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. ("Telemar", or "Oi") to buy Brasil Telecom.

        Consolidation may result in increased competitive pressures within our market. Vivo may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect its business, financial condition and results of operations. Vivo could be negatively affected by anti-trust limitations imposed by ANATEL and the Administrative Council for Economic Defense, or CADE. Vivo cannot continue to expand our growth through acquisitions given the antitrust objections of ANATEL, together with the fact that it already renders SMP service all over Brazil. However, consolidation of the other players will increase the competitive pressure on Vivo due to an increase in their economies of scale and a reduction in their operating costs.

        While Vivo's subsidiary Telemig was initially the only cellular operator in the State of Minas Gerais, the emergence of other wireless telecommunications operators in that area has created an intensely competitive environment for Telemig in Minas Gerais. Currently, in addition to Telemig there are four other wireless service providers operating within that same authorization area in Minas Gerais: TIM (primarily owned by Telecom Italia), Oi (a subsidiary of Tele Norte Leste Participações S.A. (Telemar)), Claro (controlled by América Móvil) and CTBC Celular (controlled by CTBC, a fixed-line operator).

        In December 2009, ANATEL published Public Consultation No. 50/2009, containing a proposal for the regulation of mobile virtual network operator (MVNO). The emergence of MVNO in Brazil would further increase competition among mobile providers. In addition, in December 2009, ANATEL also published Public Consultation No. 51/2009, containing a proposal for the auction of new SMP licenses for the 1900-2100 MHz radio frequency band (denominated the "H" band), for extension bands and for available frequencies at "A," "D," "E," "M" and TDD bands. Any new entrants into the market could adversely affect Vivo's market share, reducing its revenues.

Vivo's results of operations have been negatively affected in the past by a decrease in its customer growth and could also be affected if its rate of customer turnover increases

        Vivo's rate of acquisition of new customers has recently been negatively affected by market penetration and increased competition. For example, Vivo's net additions of customers amounted to a loss of 752 thousand customers in 2006, compared to a gain of 3,262 thousand customers in 2005. This negative change was mainly due to a decrease in the rate of addition of new prepaid customers with a loss of 517 thousand in 2006, compared to the addition of 2,704 thousand new prepaid customers in 2005. In 2009, Vivo had net additions of 6,799 thousand customers, lower than net additions of 7,561 thousand customers in 2008, but higher than the net additions of 4,896 thousand customers in 2007. The change in the rate of new additions of customers has negatively affected Vivo's results of operations and could continue to do so in the future. In addition, if Vivo's rate of customer turnover were to increase significantly, its results of operations and competitive position could be adversely affected. Several factors in addition to competitive pressures could influence Vivo's rate of acquisition of new customers and rate of customer turnover, including limited network coverage, lack of sufficient reliability of Vivo's services and economic conditions in Brazil.

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

        Brazil's telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. Vivo operates under authorization from the Brazilian government, and its ability to retain this authorization is a precondition to its success. However, in light of the regulatory framework, ANATEL could modify the terms of the authorization adversely. Furthermore, according to the terms of operating authorizations, Vivo is obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure to comply with these requirements may result in the imposition of fines or other government actions, including the early termination of operating authorizations. Any partial or total revocation of any operating authorizations would have a material adverse effect on Vivo's business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others' networks, are an important part of Vivo's revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees Vivo is able to collect, businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Brazilian tax reforms may affect Vivo's prices

        The Brazilian government has proposed tax reforms that are being considered by the Brazilian Congress. If Vivo experiences a higher tax burden as a result of the tax reform, it may have to pass the cost of that tax increase to its customers. This increase may have a material negative impact on the dividends paid by Vivo's subsidiary to it and on its revenues and operating results.

        In 2009, Brazilian government used the IOF ("Imposto sobre Operações Financeiras") to tax foreign investments, more specifically fixed income and stocks investments other than initial public offerings. The adoption of this tax was aimed at reducing speculation in the Brazilian markets and reducing the appreciation of the real. Other institutional changes may be used to control the appreciation of the Real, and these measures may discourage foreign investments due to higher transaction costs.

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

        In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefónica, Telemar, Brasil Telecom, CTBC Telecom, Sercomtel and the mobile operators to determine the interconection fees for local calls (known as "VC1" calls) and long distance calls (known as "VC2" and "VC3" calls). The provisional agreement also provides for a 1.89409% annual adjustment to interconnection fees in the Region I (Telemar's region) and a 2.06308% in Regions II (Brasil Telecom's region) and III (Telefónica's region).

        In March 2009, ANATEL approved a provisional agreement among the fixed line long distance operator Embratel and the mobile operators for interconnection fees for VC2 and VC3 calls, for the period from 2007 to 2008, that provides for an annual adjustment of approximately 1.89% in Region I (Telemar's Region) or approximately 2.06% in Region II (Brasil Telecom's Region) and Region III (Telefônica's Region) as of July 2008.

        In September 2009, even though it had a provisional agreement between the fixed line operators Telefônica, Telemar, Brasil Telecom and Sercomtel and the mobile operators, without CTBC Celular, ANATEL decided not to approve the readjustment for local (VC1) and long-distance (VC2 and VC3) fixed-to-mobile calls. However, in February 2010, the readjustment for VC1, VC2 and VC3, relative to the period from 2008 to 2009 was approved by ANATEL, and the provisional agreement for the readjustment of the VU-M (meaning the amount payable to a SMP operator, per time unit, for the use of its network, i.e., the interconnection rate) rates (68.5% of the approved readjustment of approximately 0.97% for the VC1) could be applied.

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

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. Under Resolutions 438/2006, 480/2007, 483/2007 and 503/2008, beginning in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in arbitration cases by ANATEL to determine the value of interconnection fees. If this model results in lower annual adjustments to interconnection fees than under the provisional agreements reached from 2005 to 2009 described above, Vivo's revenues and results of operations will be adversely affected.

        ANATEL has also published resolutions proposing new regulations regarding interconnection charges that could adversely affect Vivo's revenues and results of operations. These proposals include (1) a resolution that one SMP operator in its authorization area is to receive only one interconnection charge for calls originated and terminated on its network (a proposal whose implementation has already been demanded by ANATEL), (2) a resolution for new negotiation rules for interconnection charges in arbitration cases under which ANATEL would have a role in determining the charges and (3) a resolution for the unification of interconnection charges in any given region of the general authorization plan (Plano Geral de Autorizações) for the SMP regime among SMP providers of the same economic group that have significant market power, according to criteria still to be defined. In this regard, when ANATEL organized the auction in December 2007 for new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated Bands F, G, I and J, it specified that any license awarded to a holder of an existing SMP license in the same region would be unified with that existing license within 18 months from the publication of the terms of authorization awarding the new license (the publication of the terms occurred on April 30, 2008). Because Vivo was awarded Band J licenses in regions where Vivo already possessed SMP licenses, the unification provision is likely to apply to Vivo. In addition, the invitation document for the December 2007 auction modified the rule for renewal of radio frequency licenses and includes in operating profits (which is one of the criteria considered in the renewal process) not only the profits received from customers through mobile service plans but also the profits received from payments from other operators for the use of the SMP network.

        Resolution 516/2008, published by ANATEL in November 2008, relates to the General Plan to update the Brazilian telecommunications regulations ("Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil" or "PGR"). In this general plan, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as the elaboration of proposals for service quality improvements (which may cause increases in operational costs), for the regulation of virtual mobile operations (MVNO) (which may increase competitive pressures, particularly now that ANATEL began a public consultation in December 2009 relating to regulation of MVNO operators), for the regulation of the significant market power ("Poder de Mercado Significativo—PMS") (the VU-M price unification among SMP providers of the same economic group having significant market power is foreseen and could reduce Vivo's revenues) and for the regulation of multimedia communications services ("Serviço de Comunicação Multimídia—SCM") (which may increase competitive pressures).

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

Risks Relating to Our International Investments

Our other international investments are subject to political, economic, regulatory and legal risk in those countries, which could adversely affect the value of our investments and our results of operations

        In accordance with our strategy, we continue to proactively manage our international businesses in selected markets and regions where we have a clear competitive advantage. This strategy may be pursued either by investing alone or by developing partnerships and by acquiring existing companies or by investing in new projects.

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

Adverse political, economic, and legal conditions in the countries where we have investments may hinder our ability to receive dividends from our international subsidiaries

        The governments of many of the countries where we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries where we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries. We receive significant amounts in dividends each year from our investments in Africa and Asia, and a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

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

If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service

        Under Portuguese law, dividends paid by Portuguese companies are subject to withholding tax at a 20% rate. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required. A specific form (Form 21-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Banco Espírito Santo, the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

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

        In addition, the 5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Directorate-General of Taxes of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the date the dividends are made available. See "Item 10—Additional Information—Taxation—Dividends."

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

        We provide telecommunications services mainly in Portugal, Brazil and certain countries in sub-Saharan Africa, including:

  •
  wireline services, which include fixed line telephone services for residential and nonresidential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, Internet access (dial-up and broadband ADSL), data and business solutions, portal and e-commerce services through our subsidiaries, in particular PT Comunicações, S.A. ("PT Comunicações");

  •
  mobile telecommunications services, such as voice, data and Internet-related services in Portugal through our subsidiary TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"), in Brazil through our 50%-owned joint venture Vivo, in Angola through our 25% investment in UNITEL and in Namibia through our subsidiary MTC;

  •
  Internet Protocol Television ("IPTV") and direct-to-home ("DTH") satellite pay-TV services, through PT Comunicações; and

  •
  sales of telecommunications equipment.

        In Portugal, we are the leading provider of all of these services, except for IPTV and DTH services, according to data provided by ANACOM, the Portuguese telecommunications regulator. The provision of wireline services in Portugal continues to account for a large proportion of our revenues (26.9% during 2009) as compared to revenues derived from any other line of business. In Brazil, we have a leading position in the mobile market, according to data provided by ANATEL, the Brazilian telecommunications regulator. To strengthen our position in the Brazilian mobile telecommunications market, we entered into a strategic alliance with Telefónica Móviles S.A. ("Telefónica Móviles") (the Spanish mobile telecommunications company that has merged with and into Telefónica S.A. ("Telefónica"), the Spanish telecommunications company), pursuant to which we created, on December 27, 2002, a mobile telecommunications services company in Brazil, Brasilcel, which was rebranded Vivo on April 8, 2003.

Strategy

        We remain committed to discipline in our strategy, cost, operations and financial performance, and we aim to focus our resources on our core businesses and core regions, namely Portugal, Brazil and sub-Saharan Africa. We have established 5 ambitious objectives for the 2009-2011 three-year period:

  •
  grow our customer base to 100 million customers;

  •
  increase our exposure to international businesses up to two-thirds of our revenues;

  •
  seek and reinforce leadership in all domestic market segments;

  •
  achieve performance in the top quartile of European companies in shareholder return and operating and financial results; and

  •
  become a reference company in sustainability efforts.

        Our success in achieving these goals is subject to a number of uncertainties, including the factors described in "Item 3—Key Information—Risk Factors."

        Some of our specific strategies to achieve these goals in our domestic market include the following:

  Wireline

  •
  expansion and diversification of triple-play services through the expansion of IPTV services and satellite pay TV;

  •
  obtain economies of scale in the television business through further investments in these platforms and with the launch of fiber-to-the-home ("FTTH") commercial offers;

  •
  continue to innovate in new products and services to fully exploite the competitive advantage of our FTTH technology strategy;

  •
  continue to improve the attractiveness of our broadband services by offering exclusive content and value-added services rather than focusing only on price and speed;

  •
  in our data and corporate unit, increase our emphasis on value-added, integrated information technology (IT) and solutions to business;

  •
  focus on fixed-mobile convergent services, taking advantage of brand recognition of SAPO and TMN; and

  •
  continue to implement cost control measures in the fixed network.

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

(3)
Various international investments, including global telecommunications operators in the Cape Verde Islands, São Tomé and Principe Islands and Macau, mobile operators in Namibia and Angola, and other investments.

        For additional information on our significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

        The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(EUR millions)
Wireline Business:
Retail	1,023.2	953.5	971.0
Wholesale	486.9	488.5	495.4
Data and corporate	265.6	286.5	300.7
Directories	98.0	90.2	80.1
Sales	40.5	51.0	43.2
Other	48.1	61.8	57.3

Total	1,962.4	1,931.4	1,947.8

Domestic Mobile Business:
Services	1,389.1	1,424.9	1,360.0
Sales	141.8	159.4	144.1
Other	8.1	9.3	13.7

Total	1,539.0	1,593.6	1,517.8

Brazilian Mobile Business:
Services	2,155.1	2,670.6	2,833.1
Sales	258.1	293.3	234.7
Other	47.7	70.4	70.3

Total	2,460.8	3,034.3	3,138.1

Other Businesses	668.1	794.7	913.3

Eliminations in consolidation	(488.0)	(633.1)	(732.3)

Total consolidated operating revenues	6,142.4	6,720.9	6,784.7

        For information about the effects of seasonality on our business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

Recent Developments

Acquisition of GPTI, S.A.

        On February 7, 2010, we announced an agreement to acquire a 100% stake in GPTI, S.A. ("GPTI"), an IS/IT services provider in Brazil, for shares of our wholly owned subsidiary Dedic S.A. and assumption of debt of GPTI in the amount of approximately R$80 million. Immediately following the acquisition of GPTI, the current shareholders of GPTI are expected to hold approximately 12.5% of Dedic, which operates a contract call center business in Brazil. Depending on the operating and financial performance of GPTI in 2010 and 2011, the percentage of Dedic to be held by the current shareholders of GPTI may range from 5% to 20%, instead of the expected 12.5%. The acquisition has been approved by our Board of Directors and is subject to approval by the Brazilian authorities.

 Our Businesses

Wireline Business

        Our wireline business consists of two operating companies, PT Comunicações and PT Prime, which provide the following services on our wireline network:

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

        PT Comunicações is the leading internet company in Portugal, according to ANACOM, operating as an Internet Service Provider ("ISP"), using our fixed line network and the brands SAPO and Telepac, as well as in portal and related activities through sapo.pt, Portugal's leading Internet portal. PT Comunicações also serves the largest economic groups and government related entities in Portugal and offers them solutions for fixed and mobile telecommunications, Internet, technology and information systems, and outsourcing.

        PT Prime offers corporate customers in Portugal data and corporate services through a "one-stop-shop" for a variety of flexible, efficient and innovative solutions using information technology, telecommunications, Internet and outsourcing.

  Fixed Line Network

        We had approximately 4.6 million telephone and asymmetric digital subscriber line ("ADSL") access lines in service at December 31, 2009, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into traditional main lines ("PSTN"), ISDN lines and ADSL lines. We count ISDN lines, which transmit voice and data at higher rates than analog lines, as equivalent to either two or up to 30 (depending on whether they are basic or primary ISDN lines) traditional main lines. We offer high-speed Internet access through ADSL lines. As of December 31, 2009, we had 940 thousand ADSL lines, of which 887 thousand were attributable to our ADSL retail business, and 2,117 thousand PSTN/ISDN lines. We launched IPTV services in the third quarter of 2007 and launched DTH services in the second quarter of 2008. We had 580 thousand TV lines by the end of 2009. The following table shows the number of our main lines by category.

	As of December 31,
	2005	2006	2007	2008	2009
Fixed line main lines in service (thousands)
Traditional main lines	3,011	2,603	2,301	2,168	2,117
ISDN main line equivalents	758	727	699	657	605
ADSL	637	749	714	780	940
TV	—	—	21	312	581
Unbundled local loop (ULL)	72	196	291	306	281
Wholesale line rental (WLR)	—	142	140	76	63
Total	4,478	4,417	4,166	4,298	4,587
PSTN/ISDN fixed line main lines per 100 inhabitants	40.5	39.9	40.0	37.9	Nd
Public pay phones (thousands)	57.8	65.7	61.7	39.9	33.2

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

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. By the end of December 2009, PT Comunicações was providing approximately 1,094 thousand voice mail boxes.

        We have offered ISDN services commercially since 1994. We offer a basic-rate service, which provides two communications channels. We also offer a premium-rate service, which provides up to 30 communications channels. At the end of December 2009, we had 193,166 subscribers to the basic-rate ISDN service and 6,733 subscribers to the premium-rate ISDN service. By the end of 2009, ISDN lines represented 22.2% of our total equivalent fixed line main lines, compared to 23.2% the year before. The conversion of traditional main lines to ISDN lines results in increased quality of service, and our ISDN subscribers tend to produce higher levels of usage per line than traditional main line subscribers.

        We launched ADSL service in Lisbon and Oporto in 2002 and now cover virtually all of Portugal. We offer ADSL lines both to retail customers, such as residential customers and small and medium-sized businesses, and to wholesale customers. In 2008 and 2009, we continued to deploy ADSL as one of our principal strategies, increasing geographic coverage to almost all of Portugal and increasing transmission speeds, namely through the launch of ADSL2+ services. We also introduced new pricing plans targeted to specific customer needs. The following chart shows the evolution of our ADSL retail and wholesale customer base for the periods indicated.

ADSL Customers
(Thousands)

        We had 0.03 billing complaints per 1,000 bills and 13.9 reported faults per 100 main lines in the year ended December 31, 2009. The percentage of faults repaired in less than 12 working hours was 66.3% in 2009, compared with 69.0% in 2008. We offer residential customers detailed billing on request without extra charge.

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

Total Traffic

	Year Ended December 31,
	2005		2006		2007		2008		2009
	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%	Millions of minutes	%
Retail	6,400	43.2	5,575	41.5	5,321	42.2	4,990	42.0	4,413	42.0
Wholesale	8,418	56.8	7,867	58.5	7,284	57.8	6,898	58,0	6,513	58.0

Total	14,818	100.0	13,442	100.0	12,599	100.0	11,888	100.0	11,225	100.0

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

  Marketing

        We have increased our marketing efforts aimed at customer loyalty and promoting increased use of our wireline telephone services. We aggressively promote the sale of products and services targeted to specific customers through, among other things, the rollout of flat-rate pricing plans.

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

        In 2008, we launched a renewed marketing campaign aimed at strengthening PT's Pay-TV offer's image as the best and most sophisticated pay-TV offer in the Portuguese market and highlighting its multiple-play positioning as a 5-play offer, including pay-TV, fixed broadband, voice, video-on-demand and mobile broadband. The Christmas campaign had a strong focus on the video-on-demand offer, and we believe this contributed to maintaining high brand awareness levels. Our video-on-demand offer has been successful, as over 50% of our TV customer base already uses this feature and users average 2.5 rentals per month.

        In 2009, we announced that Meo, our pay-TV service, had surpassed 500 thousand customers, representing approximately 64% of our ADSL customers and 19% of our traffic generating lines. Meo is an integrated offer of voice, internet and pay-TV services and is a key component of our strategy strengthening and differentiating our offer to residential customers. Meo is a multiplatform service, based on IPTV/ADSL2+, FTTH (fiber to the home) and DTH (satellite), that is intended to provide the same TV experience, regardless of the customer interface (TV, PC and mobile phone).

        We have continued to launch innovative features to encourage subscriptions to Meo, including: (1) real video on demand, with DVD-like functionalities and a catalog of more than 2,000 movies, (2) catch-up TV, (3) an electronic programming guide accessible through the Internet and the mobile phone, (4) TV channel recording, which can be remotely programmed through the Internet or through the mobile phone, (5) gaming, karaoke and several interactive content and service areas, (6) access to personal photo folders and (7) customized offers for kids.

  Retail

        Fixed Line Telephone Services.    We provide public fixed line telephone services in Portugal to retail customers, primarily through our subsidiary PT Comunicações. This business area provided €

971.0 million and €953.5 million during 2009 and 2008, respectively. We distinguish between two principal sources of revenue in the provision of fixed telephone services:

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

        Fixed Charges.    Our fixed charges to domestic fixed line telephone subscribers include a one-time installation charge and a monthly line rental fee. These fixed charges provided €396.0 million and €444.0 million to our wireline operating revenues during 2009 and 2008, respectively.

        In 2005, we created two different tariffs—one for the residential market and another for the business market. The installation charge remained the same for both markets, €71.83. The standard line rental fee was €12.66 for the residential market and €12.98 for the business market. The fee for basic ISDN lines was €26.46 per month for both markets. In 2007, we amended the tariff schedule for our residential market and the standard line rental fee schedule for our business market. In March 2007, fixed line on-network calls within our residential market became free from 9 p.m. to 9 a.m. on weekdays. In September 2007, the line fee for the business market was set at €14.40. In September 2008, fixed line on-network calls on weekend nights also became free in the residential market. In June 2009, the standard line fee for the business line increased to €14.75, and the basic ISDN lines rent increased to €29.60.

        The chart below illustrates changes in our prices and fees from 2005 through 2009. All prices are in Euros and exclude VAT.

Fixed Fees for Fixed Line Telephone Services(1)

	As of December 31,
	2005	2006	2007	2008	2009
Installation fee	71.83	71.83	71.83	71.83	71.83
Line rental per month
Residential	12.66	12.66	12.66	12.66	12.66
Business	12.98	13.35	14.40	14.40	14.75

(1)
Amounts rounded to nearest hundredth.

        Traffic.    Traffic contributed €258.0 million and €305.3 million to our wireline operating revenues during 2009 and 2008, respectively. Measured in minutes, total fixed line traffic decreased by 5.6% in 2009 compared with 2008. The decrease (which is similar to the 5.8% decrease in the prior year) was primarily due to the continuing effects of the trend toward use of mobile services instead of fixed line services and the migration of Internet users to ADSL, as well as the strong competition from other fixed and cable operators.

        Since 2006, we have had two domestic tariffs: local and national. Between the end of 2001 and the end of 2006, weighted average prices for domestic fixed line telephone services decreased by 0.83% per year in nominal terms. Compared with 2008, domestic prices decreased an estimated 3.3% per year over the course of 2009, in nominal, annualized terms. See "—Regulation-Portugal—Pricing of Wireline Services."

        The chart below illustrates changes in our prices from 2005 through 2009. The call prices from 2005 through 2009 are for a three-minute call at peak rates in 2009 constant prices. All prices are in Euros and exclude VAT.

Principal Prices for Domestic Fixed Line Telephone Services(1)

	As of December 31,
	2005	2006	2007	2008	2009
Local call prices
Residential	0.12	0.12	0.12	0.12	0.12
Business	0.13	0.13	0.13	0.13	0.13
Regional call prices
Residential	0.12	0.12	0.12	0.12	0.12
Business	0.13	0.13	0.13	0.13	0.13
National call prices
Residential	0.19	0.19	0.19	0.19	0.19
Business	0.19	0.19	0.19	0.19	0.19

(1)
Amounts rounded to nearest hundredth.

        Our pricing structure has come more into line with pricing structures in the rest of the EU over the last ten years. The following table compares our estimates of average domestic services prices per minute, excluding VAT, for a three-minute call at peak rates in the EU with average prices in Portugal in effect at December 31, 2009.

Principal Prices for Domestic Fixed Line Telephone Services: EU and Portugal

	As of December 31, 2009
	EU Average(1)	EU Average(2)	Portugal
Local call prices:
Residential	0.12	0.13	0.12
Business	0.11	0.12	0.13
National call prices:
Residential	0.18	0.20	0.19
Business	0.16	0.18	0.19

(1)
The average including all 27 member states of the EU, as of June 2009.

(2)
The average including only the previous 15 member states of the EU, as of June 2009.

        To increase our price competitiveness, we promote innovative differentiated pricing plans for market segment s, including various plans specially designed for business customers and residential customers. We also offer a prepaid card and pricing plans suited for Internet users, as well as plans aimed at the development of education and the information society.

        International.    Revenues from international fixed line telephone services come primarily from charges to our individual and business subscribers in Portugal for outgoing calls. Revenues from international fixed line telephone services have generally decreased in recent years as a result of decreases in volume and prices for outgoing international calls.

        Historically, the amount of incoming traffic was significantly greater than the amount of outgoing traffic. As a result of this imbalance, we received higher amounts from other international telecommunications operators than we pay out to these operators. In the past several years, however, the difference between the incoming and outgoing traffic has diminished due to competitors that transport increased incoming traffic from foreign operators and an increase in outgoing traffic primarily due to the increase of immigrants in Portugal. As a result, the income and outcome payments relating to this traffic from foreign operators has almost become equal. We periodically renegotiate the applicable rates with these operators. In recent years, the billing rates among operators have been declining steadily, both for incoming and outgoing traffic. We estimate that, on an aggregate basis in Euros, settlement rates for international traffic at the end of 2009 decreased by a weighted average of approximately 15.6% for incoming traffic and 8.5% for outgoing traffic compared to the end of 2008.

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

        We set retail traffic charges for international fixed line telephone services by groups of countries. Within each group, we charge different prices according to the time of day and the day of the week that the customer makes the call. Between the end of 2005 and the end of 2009, international traffic has remained broadly the same in real terms.

        ADSL Services and ISPs.    According to ANACOM, we are the leader in providing Internet access in Portugal. As of December 31, 2009, we had approximately 887 thousand ADSL retail customers, which represented an overall increase of 22% over the previous year. From 2007 to 2008, ADSL retail customers increased 11.5%.

        In 2009, revenues from ADSL services increased 2.0% to €169.9 million as the effect of the 152 thousand net additions in 2009 more than offset the general decrease in prices due to intense competition. We also offer dial-up paid and free Internet access services, with dial-up revenues amounting to €3.1 million in 2009 and €2.0 million in 2008.

        Application Service Provider ("ASP").    We also provide ASP services in Portugal, which include remote applications services, web hosting and web design services to small and medium-sized enterprises. We had approximately 7,000 customers for our ASP business as of December 31, 2009.

        ISP Traffic Revenues.    PT.com offers Internet access through the lines of our fixed line network. PT.com retains all of the revenues from Internet traffic and pays PT Comunicações for use of the fixed line network.

        IPTV Services.    In April 2008, we announced the launch of our nationwide DTH satellite TV offer, which complements our existing IPTV offer launched in 2007. Our television strategy is based on a multiplatform concept that aims to provide the same content, independent of the customer interface. Meo is PT's TV brand across the various platforms, namely at home (through IPTV and satellite), through mobile handsets (through Meo Mobile) or through personal computers (through the horizontal Sapo content platform). Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 1500 video-on-demand titles. We offer tiered packages of channels, as well as on-demand availability that can be subscribed for directly through the TV set in real time. Meo also provides access to advanced features such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD compliant, using MPEG4. We were the first operator in Portugal to introduce HDTV and have the most extensive video-on-demand offer in the market.

        In 2008, we continued to endeavor to differentiate our service through the development of partnerships with key content producers and suppliers. On June 1, 2008, PT included Disney Channel in its basic pay-TV offer. On June 7, 2008, in an exclusive partnership with the local free-to-air TVI, we broadcasted the first free-to-air program in high-definition ("HD") to all Meo customers, making available the Euro 2008 football championship in this format. Meo also broadcasted the Olympic Games in HD, in partnership with Eurosport. On September 15, 2008, Meo started to broadcast the channels of five leading European football clubs (Barcelona, Chelsea, Inter, Manchester United and Real Madrid), reinforcing and further differentiating its sports programming offer. In addition, we entered into a partnership with a leading Portuguese football club, Sport Lisboa e Benfica, to create and broadcast for an exclusive period the club channel, Benfica TV. Experimental broadcasting of this channel started on October 2, 2008, with the exclusive live display of the UEFA cup game Benfica-Napoli. Meo also enhanced its catch-up TV service by including content from SIC (free-to-air) in addition to RTP (free-to-air). In addition, Meo launched a "quintuple-play" offer, including pay-TV, fixed broadband, voice, video-on-demand and mobile broadband. On November, 28, 2008, Meo launched JimJam, a new children's channel fully dubbed into Portuguese and with a special programming line-up for the Christmas season. On December 6, 2008, Meo, in partnership with NBC Universal Global Networks, launched Sci-Fi, the first exclusive science fiction channel in Portugal. Furthermore, as part of Meo's ongoing innovation strategy in pay-TV, since November 2008 we have included content from Sapo, our internet portal, in the Meo platform, such as news and geographically-specific information on traffic, weather and pharmacies, available onscreen to all Meo customers.

        In 2009, Meo further reinforced its position in the Portuguese market by launching several features to differentiate its offer, including (1) real video-on-demand (VoD) with DVD-like features and a catalog of more than 2,000 movies, including high definition ("HD"), (2) catch-up TV, (3) an electronic programming guide accessible remotely through the Internet and the mobile phone, (4) TV channel recording, which can be remotely programmed through the Internet or through the mobile phone, (5) gaming, karaoke and several interactive content and service areas, (6) access to personal photo folders and (7) customized offers for kids. In addition, we launched Meo@PC, allowing customers to have online access to Meo's pay-TV service through their personal computers, strengthening the mobility and convergence attributes of Meo.

        Meo provides access to a comprehensive content offering, with more than 120 TV channels. Meo's VoD offer, which includes movies from five Hollywood studios, is a key differentiating feature of the service, as more than 50% of Meo's IPTV customers have already used VoD on a paid basis, consuming on average 2.5 movies per month. In the fourth quarter of 2009, as part of a Christmas campaign, we launched a gift voucher offer with a cover pricing of €20 to use in VoD at a €15 price. We have been continuously strengthening our Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On January 1, 2010, we launched the FOX Life channel, available through IPTV and satellite. On December 18, 2009, we launched an exclusive new channel dedicated to teenagers, SIC K, in a partnership with free-to-air channel SIC. Additionally, in December 2009, we reinforced our VoD offer with exclusive Portuguese musical theater content.

        DTT Services.    In October 2008, we were notified of the final decision of ANACOM endorsing the Draft Final Decision of the Portuguese Committee of Evaluation to allocate to us the frequency usage rights for Digital Terrestrial Television ("DTT") associated with the system for combining more than one information stream into a single stream for transmission ("Multiplex" or "Mux"), namely Mux A (transport of free-to-air signal) and Muxes B to F (pay-TV service). In June 2009, the ERC notified us of its final decision of granting a license to act as a TV distribution operator.

        PT launched DTT (with DVB-T) in April 2009, initially covering 29 municipalities and over 40% of the population. By the end of 2009, this figure reached 80% of the population. The switch-off of analog television is foreseen for April 2012, although this may happen sooner given that by the end of 2010, coverage is expected to reach almost 100% of the population.

        Due to changes in the process of implementation of Muxes B to F and due to the evolution of Pay TV market, PT asked ANACOM to revoke frequency usage rights associated with MUXes B to F and asked ERC to revoke the license to act as a TV distribution operator.

        ANACOM issued its draft decision on January 29, 2010, pursuant to which ANACOM intends to revoke the action granting PT Comunicações the right to use the frequencies associated with Muxes B to F, retroactive to January 29, 2010. This draft decision was submitted to a public consultation and still pending a final decision. As to the request submitted to ERC, this authority has issued a draft decision, under which it considers that reasons of public interest prevent revoking the license granted to PT Comunicações to operate as a TV distribution operator using the frequencies allocated by ANACOM for that purpose. This draft decision was also submitted to a public consultation. The final decision, issued on March 17, 2010, maintained ERC's draft position. The decision process of the ERC is independent from that of ANACOM, and the ultimate effect of these decisions on PT Comunicações can be determined only after these processes are complete.

        As of December 31, 2009, we had 581 thousand TV customers.

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

  •
  provision of ADSL (including "naked" DSL) on a wholesale basis to other ISPs;

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

        Wholesale services provided €495.4 million and €488.5 million to our wireline operating revenues in 2009 and 2008, respectively.

        Traffic.    Interconnection traffic comprised about 44.2% of our wholesale business in terms of revenues in 2009. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates namely for call termination, call origination, transits and international interconnection. In 2009, interconnection rates per minute for call termination included local rates equal to €0.0054, single tandem rates equal to €0.0075 and double tandem rates equal to €0.0120, each based on a three-minute call made during peak hours.

        Wholesale traffic is generated by the interconnection portion of our wholesale business and decreased by 5.6% in 2009 compared to 2008 and 5.3% in 2008 compared with 2007. This decrease was primarily due to a decrease in interconnection traffic and in national transit traffic, which was partially offset by an increase in international transit traffic.

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

        Prices.    Domestic interconnection revenue per minute for calls terminated on our network declined by 7% in nominal terms in 2009 compared to 2008 and by 12.1% in 2008 compared with 2007, due to the increased use of capacity-based interconnection and ANACOM decision to lower interconnection rates during 2008. International interconnection revenue per minute for wholesale operators' outgoing traffic decreased 5% in nominal terms in 2009 compared with 2008, and by 3.3% in 2008 compared with 2007. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented (with costs audited by ANACOM) plus a margin.

  Data and Corporate Services

        We provide data and corporate services within our wireline business to top corporate and business customers that need complex telecommunications solutions and integration with IT services. These services include:

  •
  network services, namely fixed voice services, fixed and mobile convergence services, broadband data, Ethernet services, digital leased lines and VSAT services, business high band Internet accesses and applications, and global services for multinational customers;

  •
  IT services, namely data center services (housing and hosting), storage, application servers, private virtual servers and systems administration, desktop management services, security managed services based on a Security Operations Center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy; and

  •
  business solutions and applications, namely unified communications, IP Centrex and voice servers, digital signage—Corporate TV, business videocommunications and telepresence solutions, business process outsourcing (BPO),vertical solutions for special business market segments (health care, the public sector), special bundling services for small and medium-size enterprises, using the "Office Box" brand name, and outsourcing.

        We are the leading supplier of the full range of these services in Portugal. Data and corporate operating revenues contributed €300.7 million and €286.5 million to our wireline operating revenues in 2009 and 2008, respectively.

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

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom, Orange and BT Infonet. We use systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Motorola, Nortel Networks, Critical Software and Matra/EADS Telecom.

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

        Directories.    Operating revenues from our directories business amounted to €80.1 million and €90.2 million in 2009 and 2008, respectively. We subcontract to Páginas Amarelas (an affiliated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 72% of its gross revenues from the sale of advertising space.

        Sales of Telecommunications Equipment.    Revenues from sales of telecommunications equipment amounted to €43.2 million and €51.0 million in 2009 and 2008, respectively, including the sale of handsets, modems and other telecommunications equipment.

        Capital Expenditures.    See "Item 5—Operating And Financial Review And Prospects—Capital Expenditures."

Domestic Mobile Business

        We conduct our mobile business in Portugal through our wholly-owned subsidiary TMN. TMN is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network, as well as by revenues, margins and profits.

        Operating revenues from TMN amounted to €1,517.8 million in 2009 compared to €1,593.6 million in 2008. At December 31, 2009, there were approximately 149.9 active mobile telephone cards per 100 Portuguese inhabitants according to ANACOM. The table below provides statistical information relating to TMN.

	As of December 31,
	2005	2006	2007	2008	2009
TMN-Portugal
Number of subscribers (thousands)(1)	5,312	5,696	6,253	6,933	7,252
Subscriber growth per annum (%)	5	7	10	11	5
Number of subscribers per 100 inhabitants (including competitors' subscribers)(2)	108.7	115.7	126.9	140.4	149.9
Estimated market share by number of subscribers (%)(3)	46.4	46.7	46.5	46.6	45.5
Number of employees	1,184	1,140	1,144	1,082	1,004

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

        At the end of 2009, TMN's UMTS population coverage was approximately 92%, and its geographic coverage was about 64%, or 4,165 municipalities out of a total of 4,252 in Portugal, including every municipality with over five thousand inhabitants.

        In April 2006, TMN launched HSDPA (High Speed Downlink Packet Access), the first step in the evolution of mobile broadband UMTS services. This technology will evolve in the coming years, positioning mobile operators as competitors in the high speed Internet services market. In the first half of 2006, TMN also launched a mobile TV service and a mobile ticketing service for cinemas.

        TMN paid spectrum fees in 2009 and 2008 of €24 million and €27 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network and its UMTS network. These spectrum fees are recorded as an operating expense under "indirect taxes" in our financial statements.

        We expect the development of third generation services to require certain additional investments by TMN. TMN made direct investments of €53.3 million and €155.1 million in 2009 and 2008,

respectively in building out its third-generation network and services. In 2009, the investments made by TMN in connection with UMTS represented approximately 31.5% of its total capital expenditures in 2009, excluding investments in the Portuguese information society associated with the UMTS license.

        During 2009, TMN introduced the following new services in Portugal:

  •
  "Internetnotelemóvel," an internet access service and an innovative portal, developed exclusively for TMN, enabling internet access on mobile phones in any place and at any time with prices starting at €5 per month;

  •
  "Musicbox," an unlimited music download service for both mobile handsets and PCs with prices starting at €1.99 per week;

  •
  "Meo mobile," a mobile TV service, made available under the Meo brand, available throughout the country with access to 38 channels, including live content, with prices starting at €0.91 per day;

  •
  "App Store," a mobile application store with hundreds of applications, both free and paid, and with a wide range of areas of interest, including sports, news and travel;

  •
  "Pond," an online aggregator of media and social networking applications with three main areas: user generated content like photos and videos; social networking, namely Facebook; and blogging, through Twitter, Sapo Blogs and Blogger; and

  •
  MMS Face Fun, an exclusive and innovative service that allows customers to transform their pictures by merging them with other pictures.

        During 2009, in order to support our innovative service offering and distinguish it from the market, TMN launched the following new products in Portugal:

  •
  Bluebelt, the first smartphone using TMN's brand, a high-end handset with 3.5G technology for mobile broadband with speeds of up to 7.2 Mbps, e-mail in real time, a camera with 3.2 Mpx and auto focus, flash and zoom, a video camera, an MP3 player, Windows Live Messenger, the Meo Mobile application and direct access to content;

  •
  HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in mobile broadband and interactive services and content;

  •
  various phones using Microsoft's Windows Phone operating system, based on the Windows Mobile 6.5 platform, which allows a new and integrated management of applications, tasks, mails and messages and GPS navigation; and

  •
  the AINO model, launched in association with SonyEricsson, which allows remote access to PlayStation 3 and can be acquired alone or in a package including a PlayStation 3 and a game.

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

  Subscribers and Traffic

        TMN is the market leader in mobile services in Portugal, according to ANACOM. At December 31, 2009, TMN had approximately 7,252 million subscribers, representing an increase of 4.6% from December 31, 2008. At December 31, 2009, TMN's subscribers represented 45.5% of the total mobile subscribers in Portugal. During 2009, TMN's share of new mobile subscribers (net additions) was 32.7% according to ANACOM.

        In addition to the increase in the number of subscribers, mobile usage grew during 2009. TMN's voice traffic in terms of minutes grew by 8.9% to 9.848 billion minutes in 2009, compared to 9.047 billion minutes in 2008. Average monthly usage per subscriber increased by 1.8% to 117.2 minutes in 2009, compared to 115.1 minutes in 2008, primarily because a greater proportion of subscriber growth was in the lower segment of the market.

        In terms of traffic from data transmission services, SMS increased by 5.3% during 2009, and there were an average of 93 SMS messages per month per user in 2009, 1.5% less than the average of 94 SMS messages per month per user in 2008. Traffic from WAP services supported by GPRS and UMTS networks decreased by 11.1% in 2009.

  Prices and Revenue Breakdown

        We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 89.6%, 9.5% and 0.9%, respectively, of TMN's revenues in 2009 and approximately 89.6%, 10.0% and 0.4%, respectively, of TMN's revenues in 2008. Monthly subscription fees range from €15.27 (Flat S) to €102.40 (Pack t xl), including VAT.

        Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on TMN's business. In 2005, ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates, and in 2007, these rates were further reduced by an average of 6.2% compared to the 2006 rates. In 2008, these rates were reduced by an average of 10.9% compared to the 2007 rates by ANACOM. In 2009, rates were reduced in comparison with the corresponding months of the previous year by a weighted average of 32%. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. In July 2008, ANACOM issued a decision proposing additional reductions in interconnection rates for the termination of calls on mobile networks but allowing lesser reductions for the third mobile operator, Optimus. The decision came into effect on August 23, 2008, and these rates reached €0.65 on April 1, 2009, for TMN and Vodafone. Optimus reached that level on October 1, 2009.

  Products and Marketing

        TMN offers a variety of innovative products. It was the first operator in the world to offer pre-paid services, and its prepaid and discount products are popular. We estimate that at the end of 2009, approximately 69.2% of its subscribers were using TMN's prepaid products. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. In recent years, TMN has focused on encouraging the use of mobile services by young people through SMS incentive packages.

        TMN markets its services through more than 2,581 points of sale, including TMN's sales force, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers.

  Network and Capital Investment

        In recent years, TMN has made significant investments in its second and third generation networks. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2009, TMN's digital network had 4,634 GSM base stations, including 152 base stations added during 2009, and 3,518 UMTS B nodes, including 311 B nodes added during 2009. As of December 31, 2009, these GSM base stations covered more than 98% of continental Portugal and 99% of the Portuguese population, and the UMTS B nodes covered approximately 64% of continental Portugal and 92% of the Portuguese population.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2009, TMN had entered into GSM roaming agreements with a total of 454 operators (in 218 countries), 281 GPRS roaming agreements (in 165 countries) and 148 3G roaming agreements (in 85 countries).

  Equipment Sales

        TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €144.1 million, €159.4 million, and €141.8 million to TMN's operating revenues in 2009, 2008 and 2007, respectively.

  TMN's Commitment to the Portuguese Information Society

        Under the terms of its UMTS license, TMN committed to invest in the development of the Portuguese information society. TMN's outstanding commitments were determined in May 2007 to be approximately €355 million. As part of these commitments, TMN was required to coinvest with the Portuguese State in providing laptop computers with wireless broadband connectivity, at a discount, to teachers, students and certain other individuals through 2015. In 2007, we recorded an intangible asset and a corresponding liability on our balance sheet in the amount of €233 million, equivalent to the present value of the contributions related to those information society initiatives that are not in the ordinary course of TMN's business. In addition, in 2007 TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million and in 2009 TMN was required to co-invest with the Portuguese State in providing laptop computers to young students, in the amount of €11.5 million. As of December 31, 2009, our expenses relating to the liabilities recorded in 2007 and 2009 had been fully reflected in our financial statements, and the only liabilities on our balance sheet relating to our commitments under the terms of TMN's license were liabilities in the ordinary course of our business.

Brazilian Mobile Business

        We provide mobile telecommunications services in Brazil through Vivo Participações S.A., the leading mobile company in Brazil with a total of 51,744 thousand customers at December 31, 2009. We hold 50% of Brasilcel, which is a joint venture with Telefónica. The joint venture operates in every Brazilian state and in the Federal District of Brasília. Vivo had an estimated market share of approximately 29.8% in Brazil at December 31, 2009, according to ANATEL. We believe that the joint venture facilitates our ability to serve our Brazilian subscribers on a seamless basis throughout Brazil.

  Formation of Vivo

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

  Acquisition of TCO

        In 2003, TCP acquired 61.1% of the voting capital stock of TCO (a band A operator in the midwestern and northern regions of Brazil) from Fixcel, a Brazilian company. In 2003, TCP acquired additional common shares of TCO in a tender offer, after which it held 86.6% of the voting capital stock and 28.9% of the total capital stock of TCO, including treasury shares held by TCO. In 2004, TCP completed a tender offer for additional shares of TCO, increasing its economic interest in TCO to 50.6%. Concurrently with this transaction, Avista, a holding company owned by Vivo, was created for the purpose of acquiring additional interests in Vivo's operating companies. In 2004, Avista completed a tender offer for additional shares of Tele Sudeste, Tele Leste and Celular CRT Participações, increasing Vivo's interest in Tele Sudeste to 91.0% in Tele Leste to 50.7% and in Celular CRT Participações to 67.4%.

  Corporate Restructuring

        In 2006, the shareholders of the Vivo companies approved a corporate reorganization. The corporate reorganization consisted of a merger of shares under Brazilian law (incorporação de ações) of TCO with TCP and the merger of companies under Brazilian law (incorporação de empresas) of Tele Leste, Tele Sudeste and Celular CRT Participações with TCP. In connection with these mergers, TCP was renamed "Vivo Participações S.A." On March 31, 2006, common shares and preferred shares of Vivo began trading on the São Paulo Stock Exchange under the ticker symbols "VIVO3" and "VIVO4," respectively, and ADSs of Vivo began trading on the New York Stock Exchange under the ticker symbol "VIV." In October 2006, Vivo completed a further restructuring with the merger into Global Telecom (the company that provided mobile services in the states of Paraná and Santa Catarina and that was fully owned by TCP) of all other companies of Vivo that provided mobile services in the other states mentioned above. In connection with this transaction, Global Telecom was renamed "Vivo S.A."

  Acquisition of Telemig

        On April 4, 2008, pursuant to a stock purchase agreement and after ANATEL authorization, Vivo acquired from Telepart Participacões SA ("Telpart") a 22.7% stake of Telemig Celular Participacões SA ("Telemig Celular Participações"), which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular, for R$1,239 million (€450 million). The total shares acquired included 53.9% of the ordinary shares, which granted shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On April 8, 2008, Vivo launched two voluntary tender offers to purchase up to one-third of the outstanding preferred shares of Telemig Celular Participacões and Telemig Celular. These offers were concluded on May 15, 2008, and as a result, Vivo acquired additional stakes of 20.0% and 3.8% of Telemig Celular Participacões and Telemig Celular, respectively, for a total of R$522 million (€204 million). The acquisition of Telemig Celular Participacões and Telemig Celular was completed after the mandatory tender offers concluded on August 15, 2008, following which Vivo acquired additional stakes of 16.0% and 3.5% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$912 million (€ 379 million). As a result of these transactions, Vivo paid a total of €517 million (Portugal Telecom's 50% share).

  Corporate Restructuring

        On March 23, 2009, the boards of directors of Vivo, Telemig Participações, and Telemig Celular approved the submission to the shareholders of all three companies a proposal for a corporate restructuring involving the merger of the shares of Telemig Celular into Telemig Participações and of Telemig Participações into Vivo, such that Telemig Celular would become a wholly owned subsidiary of Telemig Participações and Telemig Participações would become a wholly-owned subsidiary of Vivo. The purpose of the corporate restructuring was to simplify the former organizational structure that comprised three publicly-held companies, two of them with ADRs traded outside of Brazil.

        All the shares of Telemig Celular were merged, in their entirety, into Telemig Participações, and the holders of the merged shares of Telemig Celular received in exchange for their shares, new shares issued by Telemig Participações of the same class. On the same date, the shares of Telemig Participações were merged, in their entirety, into Vivo, and the holders of the merged shares of Telemig Participações received in exchange for their shares, new shares issued by Vivo of the same class. The non-controlling shareholders of Telemig Celular and Telemig Participações became shareholders of Vivo.

        On May 29, 2009, the boards of directors of Vivo, Telemig Participações and Telemig Celular unanimously approved the corporate restructuring. On July 27, 2009, the shareholders of Vivo, Telemig Participações and Telemig Celular also approved the corporate restructuring.

        As a result of the corporate restructuring, Vivo became a significantly larger company and now owns 100% of the capital stock of Telemig Participações, which in turn owns 100% of the capital stock of Telemig Celular.

        Later, at a special shareholders' meeting held on November 13, 2009, the merger into Vivo Participações and subsequent termination of Telemig Participações was approved. Prior approval of ANATEL had been obtained on November 4, 2009. As a result, Telemig Celular became a direct, wholly owned subsidiary of Vivo Participações.

  Current Corporate Structure

        The diagram below presents the simplified ownership structure of Vivo as of 31 December 2009:

        As of 31 December 2009, Brasilcel held 88.91% of the common shares of Vivo Participações, 44.05% of its preferred shares and 59.42% of its total share capital.

  Regions

        Vivo provides mobile telecommunications services on the A, B, E, L and J band frequencies in every Brazilian state in addition to the federal district, representing a total of approximately 8.4 million square kilometers. This area includes approximately 191.5 million people.

        On September 25, 2007, Vivo acquired a license to operate on the L Band frequency in six additional states located in the Northeast region (Alagoas, Ceará, Pernambuco, Piauí, Paraíba and Rio Grande do Norte). Together with the acquisition of Telemig (as described above under "—Acquisition of Telemig"), this expansion by Vivo into northeast Brazil provides it with national coverage. The following table sets forth population, GDP and per capita income statistics for each state in Vivo's service regions at the dates and for the years indicated:

	On July 31, 2009			Last Available IBGE Data from 2007
Area	Frequency Range (Band)	Population (in thousands)(1)	Percent of Brazil's population(1)	GDP (in millions of reais)(2)	Percent of Brazil's GDP(2)	Per capita income (in reais)(2)
São Paulo state	A, L and J	41,384	21.61%	902,784	33.92%	22,667
Paraná state	B, L and J	10,686	5.58%	161,582	6.07%	15,711
Santa Catarina state	B, L and J	6,119	3.20%	104,623	3.93%	17,834
Goiás state	A, L and J	5,926	3.09%	65,210	2.45%	11,548
Tocantins state	A, L and J	1,292	0.67%	11,094	0.42%	8,921
Mato Grosso state	A, L and J	3,002	1.57%	42,687	1.60%	14,954
Mato Grosso do Sul state	A, L and J	2,360	1.23%	28,121	1.06%	12,411
Rondônia state	A, L and J	1,504	0.79%	15,003	0.56%	10,320
Acre state	A, L and J	691	0.36%	5,761	0.22%	8,789
Amapá state	B and J	627	0.33%	6,022	0.23%	10,254
Amazonas state	B and J	3,393	1.77%	42,023	1.58%	13,043
Maranhão state	B and J	6,367	3.33%	31,606	1.19%	5,165
Pará state	B and J	7,431	3.88%	49,507	1.86%	7,007
Roraima state	B and J	421	0.22%	4,169	0.16%	10,534
Federal District	A, L and J	2,607	1.36%	99,946	3.76%	40,696
Bahia state	A, L and J	14,637	7.64%	109,652	4.12%	7,787
Sergipe state	A, L and J	2,020	1.05%	16,896	0.63%	8,712
Rio de Janeiro state	A, L and J	16,010	8.36%	296,768	11.15%	19,245
Espírito Santo state	A, L and J	3,487	1.82%	60,340	2.27%	18,003
Rio Grande do Sul state	A, L and J	10,914	5.70%	176,615	6.64%	16,689
Alagoas state	L and J	3,156	1.65%	17,793	0.67%	5,858
Ceará state	L and J	8,548	4.46%	50,331	1.89%	6,149
Pernambuco state	L and J	8,810	4.60%	62,256	2.34%	7,337
Piauí state	L and J	3,145	1.64%	14,136	0.53%	4,662
Paraíba state	L and J	3,770	1.97%	22,202	0.83%	6,097
Rio Grande do Norte state	L and J	3,138	1.64%	22,926	0.86%	7,607
Minas Gerais state	A, E and J	20,034	10.46%	241,293	9.07%	12,519
Vivo		191,481	100.00%	2,661,345	100.00%	14,465

Source: Instituto Brasileiro de Geografia e Estatística ("IBGE"), except where indicated.

(1)
According to the last revision published by the IBGE in 2007.

(2)
According to the most recent IBGE data (2007). Nominal Brazilian GDP was R$2,661,345 million as at December 2007, as calculated by IBGE.

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

        The table below sets forth certain operating and other data for Vivo for 2007, 2008 and 2009.

	2007	2008	2009
Vivo-Operating Data
Cellular lines in service at year-end (in thousands)	33,484	44,945	51,744
Customer growth during year (net additions)	4,430	7,561	6,799
Prepaid lines in service at year-end (in thousands)	27,236	36,384	41,960
Minutes of use (MOU)(1)	77	87	92
Average revenues per user (in Reais)(2)	30.4	29.2	26.5
Churn(3)	27.7%	31.2%	30.0%
Penetration at year-end(4)	65.6%	79.1%	90.5%
Estimated market share(5)	36.7%	29.8%	29.8%
Estimated market share of net additions(5)	28.8%	25.5%	29.2%
Vivo-Financial Data(6)
Net operating revenues (in millions of Reais)(6)	13,121.6	16,225.6	17,368.6
Net income (loss)(in millions of Reais)(6)	(114.6)	436.8	336.8

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

        In 2009, Vivo launched:

  •
  "Vivo Twittando"—a social networking and microblogging service that enables its users to send and receive tweets via the Short Message Service (SMS).

  •
  "Open Vivo"—a development platform that enables developers to create and sell software through the Vivo Download Store.

  •
  "Vivo Alerta Email"—an e-mail notification solution, with the option of setting up personal accounts on mobile phones and to receive messages by SMS or WAP Push.

  •
  "Vivo Foto Notícia"—a combination of mobile communication with a traditional newspaper, providing users the flexibility to read newspapers through mobile phones.

  •
  "SDP"—an SDP platform to allow simpler implementation of news products and services (a joint project with Telefonica).

  •
  "Vivo Mobile TV"—a mobile TV service enabling the client to watch TV on his or her mobile phone.

        Vivo offers roaming services through agreements with local mobile service providers throughout Brazil and other countries that allow its subscribers to make and receive calls while out of its concession areas. Vivo also provides reciprocal roaming services to subscribers of those mobile service providers while they are in its concession areas. See "—Roaming."

  Subscribers and Traffic

        At the end of 2009, there were approximately 174 million wireless subscribers in Brazil, and there was an estimated total market penetration rate of approximately 90.5% in Brazil as a whole, according to information published by ANATEL. In 2009, the Brazilian market experienced a 15.48% increase in the number of wireless subscribers. The greatest increase in subscribers was in the Brazilian states of Pará, Tocantins, Acre, Rio Grande do Sul and Mato Grosso. As of December 31, 2009, Vivo had approximately 51,744 million wireless subscribers, with an estimated market share of 29.8% in Brazil, compared to approximately 44.945 million wireless subscribers and an estimated market share of 29.8% as of December 31, 2008.

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

        As of December 31, 2009, Vivo had 336 sales outlets (92 in São Paulo, 49 in the states of Rio de Janeiro and Espírito Santo, 35 in the state of Rio Grande do Sul, 37 in the states of Paraná and Santa Catarina, 21 in the states of Bahia and Sergipe, 30 in the state of Minas Gerais, 7 in the states that make up the northwest region of Brazil, and 65 in the states that make up the midwestern and northern regions of Brazil). Vivo also had a network of 11,142 authorized retail and resales dealerships with a total of 11,478 points of sale as of December 31, 2009.

        Prepaid telephone card recharging was available at 514,584 locations in 2009, including Vivo's own stores, dealers, lottery shops, physical and online card distributors, and at smaller shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Online recharging is also provided by several banks' websites.

  Customer Service

        In 2009, Vivo installed Genesys®, a modern platform that allows for better management of call center calls, while allowing Vivo to create bundles from its customer database and thereby to provide better and faster support by analyzing its customers' behavior. Another important initiative was a shift to a more proactive approach in its call centers, seeking to not only respond to the demands of its customers, but also to offer them promotions and appropriate services according to their profile.

        Vivo continues to be the top telecommunications company in ANATEL's ranking of mobile operators in Brazil. At the end of 2009, ANATEL's ranking demonstrated that Vivo had the best performance among the largest companies operating in Brazil as measured by the IDA—Attendance Performance Index.

        At the end of 2009, the Customers Protection Office (PROCON), an office subordinated to the Ministry of Justice, passed a regulation to improve the quality of call center services. Vivo was mentioned in the press as one of companies with the best performance in the telecommunications sector for having met the stringent requirements of this new legislation.

        Vivo has also implemented a strategy to increase the quality of its services while lowering costs. While achieving the best signal quality, surpassing all of its competitors (according to ANATEL's scoring system in 2009), Vivo also took steps designed to improve the level of service of customer care, generate greater customer satisfaction with call centers and stores and reduce billing errors, leading to fewer claims against it. This strategy has been successful in increasing customer satisfaction ratings in 2009 and in lowering costs.

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

        As at December 31, 2009, Vivo's network in the state of São Paulo provided CDMA digital, WCDMA digital services and GSM digital services covering 100% of the municipalities. Vivo's network is connected primarily through a fiber optic and radio transmission system, parts of which are owned and parts of which are leased, mainly from Telecomunicaões de São Paulo S.A., or Telesp. NEC do Brasil S.A., Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda., Lucent Technologies do Brasil, Ind. e Corn. Ltda., Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A. are Vivo's main suppliers in the state of São Paulo.

        Vivo S.A. began its activities in the states of Paraná and Santa Catarina in December 1998 and, until 2005, offered services only through CDMA digital technology. As of December 31, 2009, the telecommunications network in Paraná and Santa Catarina, which provided CDMA digital, GSM digital and WCDMA digital services, covered 66.6% of the municipalities, or 93.7% of the population, in its region. The Paraná/Santa Catarina network is primarily connected by radio transmission system and a fiber-optic network of its own and leased mainly from fixed operating companies (Brasil Telecom) and Copel—Companhia Paranaense de Energia S.A. The network consists of cellular switches, base stations and other network elements, such as home location registers, signaling transfer points and gateways. Vivo S.A.'s main suppliers in PR/SC are Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda., Alcatel Telecomunicações S/A and Ericsson Telecomunicações S.A.

        As of December 31, 2009, Vivo S.A. in the Midwestern and Northern Regions provided WCDMA digital, CDMA Digital and GSM digital services, covering 54.8% of the municipalities, or 84.3% of the population in its region. The network is connected primarily through radio transmission system and a fiber-optic and of our own and leased from incumbent wire line companies. The network consists of cellular switches, base-stations and other network elements such as voicemail, prepaid service, home location registers and signaling transfer points. Vivo S.A.'s main suppliers in the Midwestern and Northern Regions are Nortel Networks—Northern Telecom do Brasil, Motorola do Brasil Ltda. (presently Motorola Industrial Ltda. and Motorola Services Ltda.), Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações.

        As of December 31, 2009, the telecommunications network of Vivo S.A. in Bahia and Sergipe covered 59.8% of the municipalities, or 85.8% of the population, of its region. Its network provided WCDMA digital, CDMA digital and GSM digital services. The network is connected primarily through radio transmission system and a fiber-optic network of our own and leased mainly from Tele Norte Leste Participações S.A., or Telemar. It also includes cellular switches, base stations, and other communication devices such as prepaid service, signaling transfer point, home location registers and gateways. Vivo S.A.'s main suppliers in Bahia and Sergipe are NEC do Brasil S.A., Ericsson Telecomunicações S.A., Nortel Networks—Northern Telecom do Brasil, Motorola Industrial Ltda., Motorola Services Ltda., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda.

        As of December 31, 2009, the telecommunications network of Vivo S.A. in the states of Rio de Janeiro and Espírito Santo covered 100% of the municipalities in its area. Its network provided WCDMA digital, CDMA digital and GSM digital services. This network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers, signaling transfer points, PDSN and gateways. Vivo S.A.'s main suppliers in these states are Nortel Networks—Northern Telecom do Brasil, Ericsson Telecomunicações S.A., Huawei do Brasil Telecomunicações Ltda. and Lucent Technologies do Brasil, Ind. e Com. Ltda.

        As of December 31, 2009, Vivo S.A.'s network in the state of Rio Grande do Sul provided WCDMA digital, CDMA digital and GSM digital, covering 81.1% of the municipalities, or 97.6% of the population, of this region. The Rio Grande do Sul network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from Brasil Telecom. The network consists of cellular switches, base stations and other communication devices such as signaling transfer point, home location registers and gateways. Vivo S.A.'s main suppliers in Rio Grande do Sul are Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A.

        As of December 31, 2009, Vivo S.A.'s network in the Northeast Regions provided WCDMA digital and GSM digital services, covering 23.0% of the municipalities, 64.4% of the population, of this region. The Northeast Region network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as signaling transfer point.

Vivo S.A.'s principal suppliers in the Northeast Region are Huawei do Brasil Telecomunicações Ltda. and Ericsson Telecomunicações S.A.

        As of December 31, 2009, Vivo S.A.'s network through its subsidiary Telemig Celular in the state of Minas Gerais provided WCDMA, GSM digital, TDMA digital services and AMPS analog services (of which the last two have been gradually phased out), covering 71.5% of the municipalities, 92.3% of the population, of this region. The Minas Gerais network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers and signaling transfer point. Vivo S.A.'s principal suppliers in Minas Gerais are Nortel Networks—Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A.

        Vivo's advanced network management technology ensures global management and supervision of all network processes and network performance. The network management centers are located in São Paulo, Brasília and Minas Gerais. The network management center of São Paulo monitors the critical network operational parameters of the nationwide transmission backbone, third parties' networks, IP networks and service platforms. The network management center in Brasília monitors the critical network operational parameters in the Midwestern Region, Rio de Janeiro, Espirito Santo, Rio Grande do Sul and Paraná/Santa Catarina. The network management center in Minas Gerais monitors the critical network operational parameters in the Northeastern Region, the Northern Region, Bahia, Sergipe, São Paulo and Minas Gerais. These centers are able to identify abnormalities in both Vivo's network and in third parties' networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management centers are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

        Vivo's network is prepared to provide continuity of service for its customers in the event of network interruptions. Vivo has developed contingency plans for potential catastrophes in its switching centers, power supply interruptions and security breaches.

        Vivo is required to meet certain requirements for service quality and annual network expansion. See "—Regulation—Brazil."

  Capital Expenditures

        The following table sets forth Vivo's total capital expenditures for the periods indicated:

	Year Ended December 31,
Vivo	2006(1)	2007(1)	2008(1)	2009(1)
	(in millions of Reais)
Switching equipment	375.9	417.3	533.1	237.6
Transmission equipment	844.4	726.9	1,446.9	1,283.6
Information technology	414.8	267.2	286.5	346.0
Other(2)	468.8	494.3	1,730.9	500.3
Total capital expenditures	2,113.0	1,905.7	3,997.4	2,367.5

(1)
This financial information represents 100% of Vivo's capital expenditures in accordance with Brazilian GAAP.

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

        In the aggregate, R$3,997.4 million and R$2,367.5 million were invested during the years ended December 31, 2008 and 2009, respectively, which included investments in the WCDMA network and in the GSM/EDGE network. This amount represented 24.6% and 13.6%, respectively, of Vivo's net operating revenues.

        Vivo's capital expenditures in 2010 will be directed towards the increase of network expansion and the introduction of products and services that aim at maximizing the use of cellular telephony, as well as seeking ways to constantly improve the quality of services provided to its customers. Vivo intends to pay for these capital expenditures with funds generated from operations and available borrowing capacity.

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

  Equipment Sales

        Vivo sells only GSM and WCDMA devices like handsets, smartphones, broadband USB modems and netbooks, certified to be compatible with Vivo's network and services, through our stores and authorized dealers. We have special offers on smartphones, USB modems and other data devices for data bundles customers. Our current handset suppliers are Motorola, LG, Samsung, Nokia, SonyEricsson, ZTE, HTC, Palm, Apple, Semp-Toshiba, RIM (BlackBerry) and Huawei.

  Management

        In accordance with the shareholders' agreement between Portugal Telecom and Telefónica, Portugal Telecom is responsible for the appointment of Vivo's chief executive officer and Telefónica is responsible for the appointment of Vivo's chief financial officer. Vivo's shareholders elect the members of the Board of Directors. The Board of Directors must have between three and twelve members, each serving a three-year term. The Board of Vivo (Vivo Participações S.A.) continues to consist of nine members, and the terms of the current members of the Board will expire in March 2012. The Board of Directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

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

        Roaming Agreements.    Vivo has agreements with major fixed-line providers for roaming with all mobile service providers in Brazil and with some wireless service operators abroad. These contracts allow its subscribers to access the network of other mobile service providers when traveling outside its coverage area without having to change their handsets or mobile numbers. Vivo provides reciprocal services to subscribers of other mobile service providers when they are within its coverage area. The agreements require the contracting parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming customer usage charges. Vivo provides international GSM roaming to over 200 destinations worldwide by means of over 500 roaming agreements. Vivo also offers CDMA international roaming in the United States, Canada, China, Mexico, Venezuela, Puerto Rico, New Zealand, the Dominican Republic and South Korea. In June 2010, Vivo's CDMA outbound roaming is expected to be deactivated.

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

  Operations in Brazil

        We have certain additional investments in Brazil, in addition to our investment in Vivo described above, including, most significantly, Dedic, a call center company and Universo Online SA ("UOL"), a leading Internet Service Provider.

        Dedic.    Dedic provides call center services in Brazil primarily to Vivo. Dedic's operating revenues were R$402 million in 2009, R$308 million in 2008, and R$270 million in 2007. As of December 31, 2009, our participation in Dedic was 100%.

        UOL.    UOL is a leading Internet Service Provider in Brasil. UOL's total operating revenues were R$726.9 million in 2009, R$577.2 million in 2008 and R$525.1 million in 2007. As of December 31, 2009, our participation in UOL was 28.78%.

        GPTI.    In February 2010, we announced the acquisition of GPTI, a provider of IS/IT services in Brazil. See "—Recent Developments—Acquisition of GPTI."

  Operations in Africa

        We have certain investments in Africa, including investments in Angola, Cape Verde Islands and Namibia. On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. In September 2008, Helios increased its stake in Africatel to 25%. Our interest in the individual companies described below reflects the percentage of capital of those companies owned or to be owned by Africatel.

        Unitel in Angola.    At the end of 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in April 2001. As of December 31, 2009, Unitel had 5,700 thousand subscribers, of which 99.5% were prepaid cards.

        Unitel's total gross operating revenues were US$1,562 million in 2009 (€1,119.9 million), US$1,269.4 million in 2008 (€863.1 million) and US$891.0 million in 2007 (€648.9 million).

        Cabo Verde Telecom.    Africatel owns 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands.

        At December 31, 2009, Cabo Verde Telecom had 71.9 thousand fixed lines in service, which represents approximately 14.2 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 290.6 thousand active mobile telephone cards at December 31, 2009, of which 99.43% were prepaid customers.

        Cabo Verde Telecom's total gross operating revenues were €70.5 million in 2009, €73.1 million in 2008 and €67.6 million in 2007.

        MTC in Namibia.    In September 2006, we acquired 34% of the capital of MTC, the Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31, 2009, MTC had 1,363 thousand customers, of which 93.0% were customers under prepaid plans. MTC revenues were 1,443.8 million Namibian dollars (€123.7 million) in 2009, 1,277.0 million Namibian dollars (€105.9 million) in 2008 and 1,140.0 million Namibian dollars (€117.7 million) in 2007.

        Medi Telecom in Morocco.    We previously held 32.2% of Medi Telecom, a GSM mobile telecommunications provider in Morocco. On September 1, 2009, we announced that we and Telefónica had entered into an agreement for the joint sale of our stakes in Medi Telecom, each equal to 32.2%, together with our outstanding shareholder loans, to the local shareholders of Medi Telecom, FinanceCom, S.A., RMA Watanya, S.A. and Fipar Holding. Under this transaction, which was completed by December 31, 2009, we received gross proceeds of €400 million in the disposition.

  Operations in Asia

        We have investments in Asia in CTM and in Timor Telecom.

        CTM.    We have a 28% interest in Companhia de Telecomunicações de Macau ("CTM"), a provider of fixed and mobile telephone services in Macau. Macau, situated near Hong Kong on the coast of Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999, when it was transferred to the People's Republic of China. The other shareholders of CTM are Cable & Wireless plc and CITIC 1616.

        At December 31, 2009, CTM had 181 thousand fixed main lines in service. This figure represents approximately 32.8 fixed main lines per 100 inhabitants. CTM's mobile telephone services are growing rapidly, with 525 thousand customers at December 31, 2009. CTM uses GSM digital mobile technology.

        CTM's total gross operating revenues were 2,439.2 million Patacas (€219,2 million) in 2009, 2,442.0 million Patacas (€206.9 million) in 2008 and 2,289.5 million Patacas (€207.4 million) in 2007.

        Timor Telecom.    We also have a 41.12% interest in Timor Telecom, S.A. ("Timor Telecom"), a telecommunications provider for fixed and mobile services in East Timor pursuant to a concession contract negotiated with the United Nations and the Timorese government. At December 31, 2009, Timor Telecom had a total customer base of 355 thousand. Timor Telecom's revenues were US$48.6 million in 2009 (€34.9 million), US$38.5 million in 2008 (€26.2 million) and US$31.6 million in 2007 (€23.0 million).

Discontinued Operations—Multimedia Business

        On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimedia (currently named ZON Multimedia) through a distribution to shareholders, subject to shareholder approval. Following the approval of the spin-off at the annual general meeting of our shareholders on April 27, 2007, we reclassified the results of operations of PT Multimedia under discontinued operations for all future reportable periods. On November 7, 2007, we announced the completion of the spin-off of PT Multimedia.

Strategic Alliances

  Alliance with Telefónica

        In April 1997, we entered into a cooperation agreement with Telefónica. The agreement focused principally on cooperation in international investments, particularly in Latin America. In 1998, we acquired interests, together with Telefónica, in Brazilian companies. In 1999, we commenced operations with Telefónica in Morocco.

        On January 23, 2001, we entered into a strategic agreement with Telefónica to create a mobile services joint venture company in Brazil that would aggregate all of our Brazilian mobile assets with those of Telefónica Móviles (which has now merged into Telefónica). The joint venture was formed on December 27, 2002. We and Telefónica transferred all of our respective interests in Brazilian mobile services companies to the joint venture, named Brasilcel and operating under the brand name Vivo since April 2003, with its head office in the Netherlands. We hold our interest in Brasilcel through our subsidiary PT Móveis. Our agreements governing the ownership and management of Brasilcel have been entered into by those entities.

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

        As part of our initial agreement with Telefónica, we acquired 1.0% of Telefónica's share capital and Telefónica acquired 3.5% of our share capital. We and Telefónica also gave each other a right of first refusal on any transfer of our respective interests. In addition, a member of Telefónica's board who is an executive officer is serving on our board as a non-executive director. Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital, and Telefónica may increase its ownership interest in our share capital up to 10%. As of December 31, 2009, Telefónica's interest in our share capital was 10.0%, and we had no interest in the share capital of Telefónica. Neither party controls the operations or management of the other.

  Alliance with Banco Espírito Santo and Caixa Geral de Depósitos

        In April 2000, we signed a strategic partnership agreement with the Banco Espírito Santo Group ("BES") and Caixa Geral de Depósitos ("Caixa") for the development of "new economy" initiatives. Pursuant to this agreement, BES increased its stake in Portugal Telecom to 6% of Portugal Telecom's share capital, and in August 2000, we acquired a stake in BES of 3% of its share capital. As of December 31, 2009, BES owned 7.99% of our share capital. In accordance with this agreement, two executive officers of BES serve as non-executive members of our Board of Directors. Under the agreement, there are no specific requirements or limitations with regards to a future disposal of each other's stake in the other.

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

        On March 25, 2008, we announced an agreement with Espírito Santo Financial Group, S.A., an affiliate of BES, to sell it our 34% stake of BEST—Banco Electrónico de Serviço Total, S.A. ("Banco Best") for €16 million. Banco Best is a financial institution involved in e-banking, asset management and Internet trading and was developed pursuant to our strategic partnership agreement with BES.

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

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters);

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters); and

  •
  R. Andrade Corvo, 10/14, Lisboa, Portugal (10,300 square meters).

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "PT Prime," "Telepac," "Sapo," "Meo," "TMN" and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. Telesp Celular has registered its important trademarks in Brazil. Brasilcel, through one of its Brazilian subsidiaries, is in the process of registering the trademark "Vivo" in Brazil and Spain; in Portugal, the trademark "Vivo" was approved in 2004. Trademarks registered in Brazil may be subject to less legal protection in Brazil than registered trademarks in Portugal or the United States. We do not own any registered patents or copyrights which are material to our business as a whole.

        For information regarding our current and historic principal capital expenditures and divestitures, see "Item 5—Operating and Financial Review and Prospects—Capital Investment and Research and Development."

Competition

        We face substantial and increasing competition. The Portuguese telecommunications' sector has been fully open to competition since January 1, 2000. The competitive conditions of each of our business segments are described below.

Competition Facing Our Wireline Business

  Retail

        Our wireline business faces increasingly strong competition from new fixed line operators (including VoIP providers) as well as from mobile players, including our own mobile service provider, TMN. By December 2009, the number of mobile subscribers in Portugal was more than three times the number of fixed lines.

        Currently, all mobile network operators have commercial offers that are a direct alternative to our wireline telephone services, competing for the same customers. Residential services supported by mobile networks are offered by TMN, Optimus and Vodafone Portugal through their "Casa t fixo," "Optimus Home" and "Vodafone Casa" products, respectively.

        In addition, the low-cost brands launched by TMN (Uzo), Optimus (Rede 4) and Vodafone Portugal (Directo) are designed to reach the lower-end segment of the mobile market and have also had an effect on our fixed line retail service, exacerbating the trend among consumers toward switching from fixed line to mobile service.

        Due to their shareholder structures, Vodafone Portugal and Optimus have access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes). In addition, by strengthening their position in the mobile business, these assets enable them to compete more directly and aggressively with our fixed-line telephone services.

        ZON Multimedia, the most recent telecommunications operator, was born in November 2007, after the failure of Sonaecom's attempt to take over Portugal Telecom and our subsequent spin-off of PT Multimedia. ZON is the leader of the pay TV business in Portugal. Nevertheless, and due to increasing competition in its core business, ZON has been aggessive in expanding into new business areas, including the fixed voice and Internet businesses.

        ZON has targeted the residential segment through a multiple-play offer strategy, which allows different combinations of voice, pay TV and broadband Internet services. This approach is a market standard, implemented by all players, including Meo (our brand), Cabovisão, Sonaecom and Vodafone Portugal. Vodafone Portugal, the newest player aiming at competing in this market, launched its TV commercial offer in July 2009. Due to this competitive environment, our domestic consumer market has been, and will likely continue to be, very challenging.

        According to ANACOM figures, as of December 31, 2009, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 62.2% market share of access lines (68.6% in 2008 and 71.2% in 2007). Using the same source and our own estimates, PT Comunicações had an estimated 60.5% market share of total outgoing traffic in 2009, a decrease of 5.5 percentage points when compared to 2008.

        Our primary competitors in the wireline voice market include ZON (with financial institutions as the main shareholders, as well as Kento Holding Limited with a qualified participation of 10% and Telefonica with 5.5%) , Sonaecom (formerly Novis, which is 53.2% owned by Sonae, SGPS, S.A. and 20% owned by France Telecom), Oni Telecom—InfoComunicações, S.A. (60.9% owned by Riverside Europe Telecom LLC fund and 34.6% owned by Gestmin SGPS), Cabovisão (100% owned by Cogeco Cable, the fourth Canadian cable operator), AR Telecom and Colt.

        Measures such as call-by-call selection (introduced in January 2000) and carrier pre-selection (introduced in October 2000), as well as number portability (introduced in July 1, 2001), make it easier for our competitors to attract our customers to their services. As of December 31, 2009, according to ANACOM data, there were approximately 141 thousand lines in pre-selection, the lowest figures since 2001. This has resulted from operators being more focused on direct access commercial offers and putting strong efforts on customer migration from pre-selection configurations.

        We are losing revenues from our international telephone services because large telecommunications users lease lines through which they connect to networks outside Portugal. In addition, mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We also face indirect competition in international fixed line telephone services from calling cards and rerouting of calls by other international operators. Furthermore, VoIP increasingly enables cheaper communications than traditional public switched telephone networks. Together with falling international call prices worldwide, these factors put significant pressure on us to reduce international fixed line telephone prices. According to ANACOM data and our estimates, PT Comunicações had a 66.7% market share of international traffic in 2009, a decrease of 4.2 percentage points when compared to 2008.

        In response to full competition, we have been lowering the prices of our wireline telephone services. In 2009, prices decreased 6.5% for local and domestic long distance calls, on average, for residential customers, compared with 2008. Local and national call prices for business customers remained unchanged. We believe our price structure is now competitive.

        The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to terminate communications in our network. Our termination rates are subject to regulatory review. See "—Regulation—Portugal—Interconnection."

  Data and Corporate

        We face significant competition from several operators, namely Oni Telecom, Sonaecom (formerly Novis), Colt, AR Telecom and Vodafone Portugal. These companies compete with us in providing data communications, voice services and Internet services to business customers. Such service providers can use lines leased from us or their own networks. This market is now highly competitive. These customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

        Our competitors may use satellite-based networks, public network operators' infrastructure, leased lines and their own infrastructure to offer telecommunications services to customers. These are all alternatives to our leased lines offer. As a result of competition, we have reduced our prices for leased lines and are focusing on value-added solutions based on Internet Protocol Virtual Private Networks ("IP VPN").

  Wholesale

        Fixed and mobile operators, other than TMN, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using our network. This is decreasing our wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

        Our interconnection business faces more direct competition now that operators are focuses on install and operate their own public wireline telephone networks, pushing more for direct access offers.

        Some international operators are now providing wholesale services in Portugal, including international telephone services, network interconnection, data services, and broadband access to Portuguese ISPs.

Competition Facing Our Wireless Business

        TMN competes with Vodafone Portugal and Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In mid-2005, Optimus introduced the low-cost brand "Rede 4" in response to our new brand "Uzo." Vodafone Portugal also launched a similar product called Directo in mid-2005 targeting the same market as Uzo and Rede 4. The second wave of low cost offers emerged when virtual operators entered the Portuguese market, namely Phone-ix and ZON Mobile in November 2007 and November 2008, respectively.

        In November 2007, CTT, the Portuguese postal company, launched "Phone-ix," an MVNO (Mobile Virtual Network Operator) supported by TMN's network. In October 2008, ZON launched an equivalent structure under the brand "ZON Mobile," a mobile virtual operation hosted by Vodafone Portugal's network.

        According to figures from ANACOM, at the end of 2009, TMN had a 45.5% market share in terms of mobile subscribers in the Portuguese market. Market share leadership is and will continue to be TMN's priority. We believe that our main mobile competitors, Vodafone Portugal and Optimus, will continue to market their services aggressively. As described above, Vodafone Portugal and Optimus each have major shareholders that provide them with substantial resources, cost synergies and best practices to compete aggressively against us in the Portuguese mobile telephone market.

        By the end of 2009, there were approximately 149.9 active mobile cards per 100 inhabitants in Portugal, making it one of the countries with the highest adoption rate of mobile services. This performance derives from an extremely dynamic market, where operators are devoted to providing an extended product portfolio in order to address all communication needs of all market segments.

        In the first half of 2008, the Portuguese mobile market experienced an important development, the launch of aggressive on-net differentiated pricing plans. According to ANACOM data, on-net traffic increased 15% and 23% in 2008 and 2009, respectively. This trend is partially explained by the success of the attractive on-net offers led by Optimus (with "Tag") and followed by TMN ("Moche") and Vodafone Portugal ("Extreme" and "Extravaganza").

        Mobile operators also undertake aggressive marketing efforts. These initiatives often offer a subscription fee that allows the access to cheaper communications during a certain period. These actions aim to increase usage in the medium term, while usually having a negative impact on retail revenues in the short term. Aggressive pricing structures and campaigns contributed to a 12.6% decrease in retail voice revenue per minute between 2008 and 2009. Additionally, voice revenues have also been threatened by changes in mobile termination rates, which declined approximately 40% (from 11 eurocents to 6.5 eurocents) between 2007 and 2009. Further reductions are expected in the near future.

        Given the voice service framework, mobile operators are focused on alternative revenue streams, particularly broadband services, which have been the main engine growth of the past two years. According to ANACOM data, mobile broadband active users grew 354% since September 2007. This movement is largely explained by e-initiative programs launched by operators under the "information society" commitments they undertook in connection with the award of UMTS licenses.

Competition Facing Vivo in Brazil

        Vivo faces intense competition in all the areas in which it operates, principally from other mobile service providers and also, indirectly, from fixed-line operators. Many of these competitors are part of large, national or multinational groups and have access to financing, new technologies and other benefits that are derived from being a part of such a group. Fixed-line operators generally charge much lower tariffs than mobile service providers.

        Vivo's principal competitors are Claro, TIM and Oi.

        Vivo's main mobile competitor in the State of São Paulo is Claro. Other competitors are TIM, Oi, CTBC Celular and Aeiou. The main fixed-line operator in this area is Telecomunicações de São Paulo S.A.—Telesp, known as Telefónica.

        Vivo's main mobile competitor in the states of Paraná and Santa Catarina is TIM. The main fixed-line operator in this area is Brasil Telecom S.A. In 2008, the Brazilian government published a decreee allowing fixed line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. (Telemar, or Oi) to buy Brasil Telecom.

        Vivo's main mobile competitors in Northeast region are: Claro, in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and TIM, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. The main fixed line operators in this area are: Brasil Telecom S.A., in the region encompassing the states of Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre and the Federal District, and Telemar Norte Leste S.A.—Telemar or OI, in the region encompassing the states of Amazonas, Roraima, Pará, Amapá and Maranhão. Other competitors are Oi (Telemar mobile operator) and TIM.

        In the Bahia and Sergipe service areas, Vivo main cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are Claro and TIM Celular or TIM, which also operates in the state of Minas Gerais. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

        In the Ceará, Pernambuco, Paraíba, Alagoas, Rio Grande do Norte and Piauí service areas, Vivo's main cellular competitor is Oi (TNL PCS S.A.). Other cellular competitors are TIM (TIM Nordeste S.A.) and Claro. The principal fixed-line competitor in this area is Telemar Norte Leste S.A.

        In the Rio de Janeiro and Espírito Santo service areas, Vivo's main cellular competitor is Claro, which operates in the states of Rio de Janeiro and Espírito Santo. Claro is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). Claro began providing cellular telecommunications services in this Region at the end of 1998. The principal fixed-line operator in this area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed-line operator) and TIM is the fourth competitor.

        In Rio Grande do Sul, Vivo's main cellular competitor is Claro, which operates in several regions in Brazil, including Vivo-Rio Grande do Sul's region. Other cellular competitors are Brasil Telecom S.A. and TIM. The main fixed line competitor in this area is Brasil Telecom.

        In Minas Gerais, there are currently four other wireless service providers operating within Vivo's authorization area. Vivo faces competition from the following operators: (a) TIM, the "B" band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia (in July 2009, ANATEL published Act No. 3804/2009 determining the conditions to be followed to guarantee total separation between TIM and our subsidiaries) and operates in the entire State of Minas Gerais using TDMA, GSM and 3G technologies); (b) Oi, the "D" band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and 3G technology); (c) Claro, the "E" band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and 3G technology network); and (d) CTBC Celular, an "A" band and 3G band operator (CTBC Celular is controlled by CTBC, a fixed line operator and uses TDMA, GSM and 3G technologies).

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

Portugal

        In the competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs relate to:

  •
  restrictions on the products we offer and the prices it charges in its wireline retail business;

  •
  restrictions on our broadband retail products through the application of retail-minus rules in those areas considered non-competitive;

  •
  price controls on our wholesale reference offers, such as local loop unbundling, wholesale line rental, interconnection offers, ADSL bitstream offers (in those areas considered non-competitive), access to ducts, leased lines trunks and local segments;

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

  EU Regulatory Framework and Relevant Markets (ATC)

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Basic Law of Electronic Communications, or "Law 5/2004." The fifth directive was adopted into law on August 18, 2004. In 2006, the European Commission began a review of the new EU framework, for electronic communications services and networks. The new regulatory package was approved on November 25, 2009 and published in the Official Journal of the European Union of December 18, 2009 (OJ - L 377, 18.12.2009).

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

        Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of the relevant retail and wholesale markets identified by the European Commission. On December 17, 2007, the European Commission issued its European Relevant Markets Recommendation in 2007, which defines one retail market and six wholesale markets. Since we are active in all of these markets, any new regulatory measures could affect our businesses and operations.

        Prior to the release of the new European Relevant Markets Recommendation, ANACOM had analyzed 16 of 18 retail and wholesale markets (as defined under a prior European Commission Recommendation). ANACOM found Portugal Telecom group to have significant market power in all the markets it has analyzed except for one in which it did not find any operator to have significant market power (wholesale transit services). These markets include the following: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access. ANACOM notified the European Commission regarding its conclusions about the markets it analyzed. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, such as toll-free numbers, and has declared the Portugal Telecom group to have significant market power in this area. Now, under the new European Commision Recommendation on Relevant Markets, ANACOM will be required to re-analyze the retail and wholesale markets and identify which electronic communications operators and service providers it considers to have significant market power in such markets in Portugal and notify the European Commission with respect to its findings. ANACOM conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access.

        Wholesale markets numbers 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access) were analyzed by ANACOM in 2008 and early 2009. ANACOM decided to segment the broadband market geographically between "C" (competitive) areas and "NC" (non competitive) areas. ANACOM also removed the regulation that was imposed on PT regarding wholesale broadband access in "C" areas, namely the retail-minus rule. Additionally, the obligation imposed on PT to provide a bitstream reference offer (Rede ADSL PT) expired after a transitional period of one year from the date of the final decision in January 2009. However, we have decided to maintain the bitstream reference offer (Rede ADSL PT).

        In addition to the Portugal Telecom group, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. We expect that, in the near future, ANACOM will provide further analysis on relevant markets, which are leased line terminal segments, leased line transit segments, roaming services and access and call origination on mobile telephone networks. ANACOM is currently conducting a market analysis on the wholesale leased lines terminal and transit segments, on minimum sets of retail leased lines and on mobile termination rates. We expect that in the near future, ANACOM will provide further analysis on the other relevant markets.

        On January 7, 2009, a protocol was signed between the Portuguese government and four operators, including Portugal Telecom, on the roll-out of next-generation networks. Under this protocol, the operators committed to bring forward during 2009 the allocation of resources needed to connect 1.5 million users to a fiber optic network, working with the Portuguese government and with the national regulatory authority in the identification of existing barriers to investment in next generation networks and actively disseminating the benefits of broadband.

        Moreover, with respect to the roll-out of optic fiber networks, on May 21, 2009, Decree-Law No. 123/2009 was published. This law, as amended by Decree-Law No. 258/2009, of the September 25, 2009, establishes a legal framework for the construction of and access to infrastructures suitable for the accommodation of electronic communications networks and the construction of infrastructures for telecommunications in housing developments, urban settlements and concentrations of buildings. As for rights of way—especially access to the public domain, expropriation and the constitution of public easements—this law reinforces the rights already given to electronic communications undertakings under Law No. 5/2004 by introducing a new level of harmonization and transparency in procedures. In particular, Decree-Law No. 123/2009 sets forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary for the installation and development of electronic communications networks.

        Decree-Law No. 123/2009 also foresees the implementation of a Centralized Information System ("SIC") to be managed and operated by ANACOM and whose main objective is to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese State, autonomous regions, municipalities, publicly held companies or concessionaires, other entities owning or using infrastructure in the public domain of the State, autonomous regions or municipalities and electronic communications undertakings.

        On December 16, 2009 ANACOM approved the launch of a public consultation process on the format providing information within the SIC. The deadline for submitting comments ended on February 9, 2010, and a final decision is still pending.

        Since PT Comunicações already has a reference offer under which it is obligated to provide a substantial amount of information to operators that wish to use its ducts and associated infra-structure, we are paying close attention to the implementation of the SIC, since we do not wish for the SIC to compound PT Comunicações's obligation to provide information regarding its ducts and associated infrastructure.

        Decree-Law No. 123/2009 also contained a rule regarding installing wiring in existing buildings, in which it was set forth that the first operator entering an existing building to adapt its telecommunications infrastructure to optic fiber is obligated to adapt the infrastructure to allow sharing with other electronic communications companies that wish to provide electronic communications services based on fiber. This rule ceased to be in effect on January 1, 2010 with the entering into force of the second edition of the technical rules and norms for infrastructure of telecommunications in buildings (ITED 2nd Edition). Under the ITED 2nd Edition, the first electronic communications undertaking entering a building with fiber remains obligated to install fiber optic wiring in order to allow sharing with other operators. However, ITED 2nd Edition only sets forth the technical rules that apply to installing wiring and does not solve other problems, such as those related to cost sharing, relationships of operators with the buildings' owners or management and technical harmonization needed within the sharing of the infrastructure.

  Regulatory Institutions

        ANACOM.    The Autoridade Nacional das Comunicações, or "ANACOM," created in January 2001 (formerly Instituto das Comunicações de Portugal, or "ICP"), is the Portuguese telecommunications regulator. Since it commenced operations in 1989, it has been closely involved in developing the telecommunications regulatory framework in Portugal. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications providers in Portugal.

        ANACOM is accountable to the Ministry of Public Works, Transport and Communications. The Ministry of Public Works, Transport and Communications retains basic responsibility for telecommunications policy in Portugal. Together with the Ministry of Finance, it has ultimate responsibility for monitoring our compliance with our concession. It also has certain supervisory powers with respect to our activities. The Portuguese government delegated a significant number of those powers and functions to ANACOM in our concession agreement.

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

        The Directorate-General for Competition of the European Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Lisbon, also known as the TFEU Treaty, relating to competition in the EU. Article 101 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU. Article 102 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law.

        We understand that at the end of 2001, the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provided PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. However, the rights-of-way regime was modified in 2004 through Law 5/2004, as described below in "—Summary of Our Concession and Existing Licenses." Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess whether or not Law 5/2004 has resolved any concerns the Directorates-General may have had regarding the regulation of rights-of-way in Portugal. We further understand that the Directorate General for Information Society of the European Commission requested information from the Portuguese government regarding the designation of the universal service provider (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure in order to appoint the universal service provider. We understand that in January 2009, the European Commission referred the case to the European Court of Justice, where it is still pending.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and on December 2, 2009, the Advocate General in charge for the case issued an opinion stating that the Portuguese State's ownership of our A shares does not comply with the European rules on the free movement of capital. A decision is pending by the European Court of Justice.

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

        On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and margin squeezes. The potential penalty for such practices could be as high as 10% of our revenues in the preceding fiscal year. The Autoridade da Concorrência periodically requests that we provide it with additional information regarding the alleged abusive practices, which we have responded to in a timely manner. We expect that the next phase could involve the Autoridade da Concorrência formally charging us with the alleged abusive practices, which would result in an administrative proceeding, referred to as a "statement of objections," in which we would defend our position before the competition authority. If we are unsuccessful in our defense, the competition authority could issue a fine in connection with such abuses. We are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Commerce Court. To our knowledge, the Autoridade da Concorrência has not yet reached any decision on this matter. In March 2004, we appealed to the courts regarding the seizure of certain documents by Autoridade da Concorrência, and in July 2007, the Courts confirmed that Autoridade da Concorrência is obliged to immediately return all the documents illegally seized and ruled that the potential proof obtained by those documents is null. The Autoridade da Concorrência returned those documents to us on August 20, 2007. However, the Autoridade da Concorrência's investigation is still in progress.

        To our knowledge, there are also several other complaints related to our alleged anti-competitive practices in our wireline business pending before the Autoridade da Concorrência. In addition, in 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised statement of objections on this matter. PT Comunicações has responded to these statements of objections and does not believe it has violated applicable law and regulations. However, on August 1, 2007, the Autoridade da Concorrência imposed a fine of €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court (Tribunal do Comércio) on August 30, 2007. On March 2, 2010, PT Comunicações was cleared by the Commercial Court of Lisbon of the fine imposed in 2007. On March 12, 2010, the Autoridade da Concorrência appealed the decision of the Commercial Court to a higher court (Tribunal da Relação). We have not recorded a provision for this contingency. The appeals suspended the decision of Autoridade da Concorrência pending a decision by the higher courts.

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

        In October 2003, the Autoridade da Concorrência initiated a proceeding against PT Comunicações alleging that Telepac and TV Cabo, which were than part of the Portugal Telecom group, abused their dominant position. Specifically, the Autoridade da Concorrência alleged that our "Rede ADSL PT" wholesale offer of broadband services between May 22, 2002 and June 30, 2003 did not allow the remaining competitors to generate a sufficient profit margin. On September 2, 2009, we announced that we had been notified by the Autoridade da Concorrência that it had concluded its investigation and had decided to impose a fine of €45.0 million on us. We strongly disagree with this ruling and have appealed the decision to the Commercial Court of Lisbon on September 29, 2009. We believe, among other things, that the wholesale offer was permitted under the competition law then in force (DL 371/2003) and was supervised by ANACOM. In addition, we have argued that the wholesale offer was maintained in place for 14 days after the new competition law was approved (Lei 18/2003) only to permit ANACOM to determine the terms of the new offer and that the fine imposed exceeds the maximum €1 million fine allowed under the prior competition law. We intend to defend against these proceedings vigorously. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the higher court.

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

  Pricing of Wireline Services

        ANACOM established a new pricing regime for wireline services in 2004 in accordance with the terms of the new EU regulatory framework. This pricing regime created the following regulatory obligations for the retail market for telephone services at a fixed location:

  •
  The price cap applying a basket composed of residential access and domestic calls is the Portuguese Consumer Price Index ("CPI") minus 2.75%;

  •
  The fixed component of fixed-to-mobile calls (residential and non-residential) are required to be cost-oriented, and price controls are in place in the form of a cap of 6.3 Euro cents on the amount retained by the fixed operator with respect to fixed-mobile calls;

  •
  The tariffs for domestic payphone calls are required to correspond to a maximum of three times the tariff for a residential phone call; and

  •
  Since December 2006, we have been required to grant a monthly fee discount for retired people.

        In 2006, PT Comunicações submitted to the regulator a new pricing scheme that included a flat-rate plan with unlimited off-peak calls on weekdays. This new price plan was approved and came into effect on March 26, 2007. Since September 27, 2008, off-peak calls on weekends have also been unlimited.

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

        According to Law 5/2004, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. PT Comunicações submitted its annual universal service costs from 1996 to 2003 to ANACOM in order to obtain compensation. Since 2004, it has been the responsibility of ANACOM to calculate the costs of providing the universal service. We believe that obtaining significant compensation under this provision of the law will be very difficult and may not be possible.

        On January 30, 2008, ANACOM issued a decision in which it refused to accept our calculations related to the costs of universal service for 2001, 2002 and 2003. ANACOM proposed to define a methodology to calculate the net costs of universal service ("NCUS") and to provide definitional clarity on the concept of "excessive burden." Any conclusions will be submitted for public consultation, which we expect will take place in late 2009. During 2009, with assistance from its consultants, PT

Comunicações developed a methodology to calculate the NCUS for 2008, and several meetings occurred between PT Comunicações and ANACOM regarding the results obtained and the methodological choices that were made. ANACOM is expected to launch a consultation on this issue during the first half of 2010.

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

        Mobile Interconnection.    In February 2005, all mobile operators were declared to have significant market power in call termination in mobile networks market. ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. In 2005, interconnection rates (both fixed-to-mobile and mobile-to-mobile) were reduced by an average of 23.5% compared with 2004 rates. In 2006, these rates were reduced by an average of 18.5% compared to the 2005 rates. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. A final decision concerning mobile termination rates (MTR) was announced by ANACOM on July 4, 2008, which stipulated a reduction in termination tariffs from €0.11 down to €0.065 as of April 1, 2009, for TMN and Vodafone. Optimus reached that level on October 1, 2009. The first cut to €0.08 cents per minute was effective as of August 23, 2008. The impact of this regulatory decision was a reduction in wireline and domestic mobile revenues of €10.1 million and €23.6 million, respectively, in the year ended December 31, 2008 and of €17.1 million and €62.1 million, respectively, in the year ended December 31, 2009.

        In January 2010, ANACOM launched a new consultation on this matter, signaling its intention of setting a new glide path that will reduce mobile termination rates to €0.035 in April 2011. The consultation period ended on March 3, 2010, and a final decision is expected in April 2010.

        Internet Access.    As a result of past ANACOM decisions, we offer two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes two alternative pricing methods, namely a monthly flat rate and a per minute origination charge, and under which the connection of the ISP's infrastructure to our wireline network is based on DSS1 signalling, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination, and under which the connection of the ISP's infrastructure to our wireline network is based on SS7 signalling. The ISPs determine which regime will apply to their arrangements to connect with our wireline network.

  Next Generation Access Networks

        On June 18, 2008, ICP-ANACOM launched a public consultation on the regulation of Next Generation Access Networks ("NGA"), which addressed several issues, namely market and technological issues, the impact of NGAs on existing networks, the development models, public policy considerations and regulatory models. In a decision announced on February 18, 2009, ANACOM defined a segmented approach: in areas designated "C Areas," the main obligation is access to ducts, and in areas designated "NC Areas," obligations are access to ducts, access to fiber and advanced bitstream, subject to conditions.

        On September 18, 2008, the European Commission launched a consultation on a draft recommendation on the regulated access to NGAs, which intends to define general regulatory principles, as well as regulatory solutions for FTTH and FTTN, including access to ducts, the unbundling of fiber and bitstream solutions. On June 11, 2009, the European Commission launched a second consultation on a draft recommendation on the regulated access to NGAs. The European Commission is still working on a final version of the recommendation.

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

        Law 5/2004 requires that all wireline network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls. Full carrier pre-selection has been available throughout Portugal since October 15, 2000. Regulations for carrier pre-selection were published in early 2006, extending carrier pre-selection to some non-geographic services. These regulations were revised in 2007, reinforcing contractual relations between pre-selection carriers and consumers.

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

  Internet and Related Services

        Various regulatory developments may affect our Internet business. Portugal has adopted Decree Law No. 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. The legislation was amended by the Decree Law No. 62/2003, which introduced new measures set forth in the EU Electronic Signature Directive adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide us with legal protection that is important in carrying out our business. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. A new Data Protection Directive was adopted by the European Commission in 2006, imposing data-retention obligations on operators. A law implementing this directive was published in July 2008 and requires Internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this field. We could also be subject to other self-regulation and content-monitoring requirements that could affect our Internet business.

  EU Competition Directive

        The European Commission issued a directive on September 16, 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. We believe that the spin-off of our interest in ZON Multimedia in November 2007 satisfied the requirements of the directive as implemented in Portugal.

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

        On December 11, 2002, we agreed to prepay the future rental payments due under the concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of concession services to the government in 2025. On December 27, 2002, we acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 concession fee of €16.6 million. As a result of this acquisition, the terms of the concession have been modified so that PT Comunicações is no longer obligated to pay a concession fee to the Portuguese government and ownership of the network and assets related to the concession will not revert back to the Portuguese government in 2025. On February 17, 2003, Decree Law 31/2003 was enacted, establishing the basic regulatory principles supporting the terms of our modified Concession. On April 3, 2003, we entered into an agreement formally modifying the terms of our concession with the Portuguese government.

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

        Our modified concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 pursuant to Regulation No. 38/2004, which was published in September 2004. The new regime replaces Law 91/97, which granted us an exemption from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is still being challenged in court. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees."

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

        In addition, in 2000, TMN and the other mobile operators assumed commitments to make contributions to the information society during the period through the maturity of the license in 2015. In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount is to be spent on "E Initiatives," an initiative led by the Portuguese State to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million is to be spent on subsidies for equipment, service discounts and network investments. The amount related to the "E Initiatives" was recognized as a license cost in 2007 in the amount of its net present value (€233 million), and the remaining € 95 million will be recorded when incurred, as its expected that these investments will be made in the ordinary course of business of

TMN. In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million, and in 2009 TMN was required to co-invest with the Portuguese State in providing laptop computers to young students, in the amount of €11.5 million. As of December 31, 2009, our expenses relating to the €233 million liability recorded in 2007 had been fully reflected in our financial statements, and the only liabilities on our balance sheet relating to our commitments under the terms of TMN's license were liabilities in the ordinary course of our business.

        DTT Services.    In October 2008, we were notified of the final decision of ANACOM endorsing the Draft Final Decision of the Portuguese Committee of Evaluation to allocate to us the frequency usage rights for Digital Terrestrial Television ("DTT") associated with with the system for combining more than one information stream into a single stream for transmission ("Multiplex" or "Mux"), namely Mux A (transport of free-to-air signal) and Muxes B to F (pay-TV service). In June 2009, the ERC notified us of its final decision of granting a license to act as a TV distribution operator.

        Due to changes in the process of implementation of Muxes B to F and due to the evolution of Pay TV market, PT asked ANACOM to revoke frequency usage rights associated with MUXes B to F and asked ERC to revoke the license to act as a TV distribution operator.

        ANACOM issued its draft decision on January 29, 2010, pursuant to which ANACOM intends to revoke the action granting PT Comunicações the right to use the frequencies associated with Muxes B to F, retroactive to January 29, 2010. This draft decision was submitted to a public consultation and still pending a final decision. As to the request submitted to ERC, this authority has issued a draft decision, under which it considers that reasons of public interest prevent revoking the license granted to PT Comunicações to operate as a TV distribution operator using the frequencies allocated by ANACOM for that purpose. This draft decision was also submitted to a public consultation. The final decision, issued on March 17, 2010, maintained ERC's draft position. The decision process of the ERC is independent from that of ANACOM, and the ultimate effect of these decisions on PT Comunicações can be determined only after these processes are complete.

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

        In September 2007, ANATEL organized auctions for fifteen new licenses in the 1900 MHz radio frequency band, denominated as Band L. Vivo acquired 13 spectrum licenses in Band L. In December 2007, ANATEL organized auctions for 36 new licenses in the 1900-2100 MHz radio frequency bands (3G licenses), denominated as Bands F, G, I and J. Vivo was awarded seven spectrum licenses in Band J and Telemig Celular was awarded two licenses. On April 29, 2008, Vivo signed the Terms of Authorization for using the sub-ranges of Band J, also known as Third Generation (or 3G) frequency, acquired in the auction. As a result, Vivo filled the last gaps in its coverage in Brazil and currently operates in the entire Brazilian territory.

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

        In addition, ANATEL may further modify the regulatory regime governing interconnection fees. Under Resolutions 438/2006, 480/2007, 483/2007 and 503/2008, beginning in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in arbitration cases by ANATEL to determine the value of interconnection fees.

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

        In accordance with this determination, in January 2010, ANATEL published an action unifying Vivo's SMP authorizations in Regions II (the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Distrito Federal) and III (the State of São Paulo) of the General Plan of Authorization for the SMP regime, with an SMP authorization for each one of these Regions (Terms of Authorization No. 005/2010 and 006/2010, signed in January 2010, for Region II and III, respectively). Moreover, ANATEL also determined that, from November 1, 2009 (eighteen months from April 30, 2008), in each SMP region, the value of the VU-M interconnection rate must be unified for that region and freely negotiated. Until such date, the mobile operators charge a value of VU-M for authorization of the SMP. In February 2010, ANATEL defined the VU-M to be paid for Oi (fixed and mobile operators) and for Brasil Telecom (fixed and mobile operators) to Claro, TIM, Vivo and Telemig Celular, for region of the PGA-SMP, as a result of the unification of the SMP authorizations.

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

        Resolution 516/2008, published by ANATEL in November 2008, relates to the General Plan to update Brazilian telecommunications regulations ("Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil" or "PGR"). In this general plan, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as regulation of virtual mobile operation (MVNO) (which will likely increase competition), the regulation of significant market power ("Poder de Mercado Significativo—PMS") (the VU-M price unification among SMP providers of the same economic group having significant market power could reduce Vivo's revenues) and the regulation of multimedia communication services ("Serviço de Comunicação Multimídia—SCM") (which will likely increase competition).

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

        In 2008, Resolution 516/2008 addressed issues of service quality in the mobile telecommunications business, such as the necessity of preparation of proposals for the improvement of the quality of service

(which will likely cause a rise in operating costs) and offers of new bands of radio frequencies (450 MHz, 2.5 GHz and 3.5 Ghz).

        In 2008, the Brazil Government published Decree 6654/2008 revising the fixed-line general concession plan (Plano Geral de Outorgas—PGO), allowing fixed-line concessionaires to operate in more than one region of the country. This change allowed Telemar Norte Leste S.A. (Region I)—Telemar or Oi—to buy Brasil Telecom (Region II).

  Rate Regulation

        SMP licenses continue to provide for a price-cap mechanism to set and adjust rates on an annual basis for the basic plan of service. The cap is a maximum weighted average price for a package of services. The package consists of the services in Vivo's Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the general price index, or the IGP-DI (Índice Geral de Preços—Disponibilidade Interna). However, mobile operators are able to freely set the rates for alternative service plans.

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

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union. As of and for the years ended December 31, 2007, 2008 and 2009, there was no difference between IFRS, as adopted by the European Commission for use in the European Union, as applied by Portugal Telecom, and IFRS as issued by the International Accounting Standards Board.

 Overview

Our Business and Revenue Reporting Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided and the manner in which our management views and manages our operations. Portugal Telecom's businesses consist of the following:

•	Wireline Business	Offering the following wireline services:
		—	Retail services, including fixed line telecommunications service, Internet services, IPTV and satellite pay TV services to residential customers;
		—	Wholesale services; and
		—	Data and corporate services, including data communications, leased lines, outsourcing and net solutions, and Internet business-to-business.
•	Domestic Mobile Business	Offering mobile services, such as voice, data and Internet-related services, through TMN.
•	Brazilian Mobile Business	Offering mobile services in Brazil, such as voice, data and Internet-related services, through Vivo.
•	Other	International investments other than Vivo, instrumental companies and the Portugal Telecom, SGPS, S.A. holding company. Our international investments other than Vivo mainly include:
		—	Dedic, providing call center services in Brazil, which we fully consolidate in our audited consolidated financial statements;
		—	UOL, an Internet service provide in Brazil in which we hold a 29% stake and account for using the equity method;
		—	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands, which we fully consolidate in our audited consolidated financial statements;
		—	MTC, providing mobile telecommunications services in Namibia, in which we acquired a 34% stake in September 2006 and which we fully consolidated in our audited consolidated financial statements as of that date;
		—	Unitel, providing mobile telecommunications services in Angola, which we account for using the equity method; and
		—	CTM, providing fixed and mobile telecommunications services in Macao, which we account for using the equity method.

Consolidation Treatment of Vivo

        We provide mobile telecommunications services in Brazil through Vivo S.A., which is fully owned by Vivo Participações, S.A., and through Telemig Celular, which has been controlled by Vivo Participações since April 2008. We hold our investment in Vivo Participações, S.A. through our 50% interest in Brasilcel N.V., a joint venture with Telefónica. As of December 31, 2009, Brasilcel and its subsidiaries held 88.4% of the common shares of Vivo Participações, 44.2% of its preferred shares and 59.4% of its total share capital. We proportionally consolidate the financial results of Vivo in our consolidated financial results for the years ended December 31, 2007, 2008 and 2009, which include the financial results of Telemig Celular as from April 1, 2008.

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

  •
  Changes in Revenue Mix.  Our pay-TV customers have increased since we introduced pay-TV service in 2008. In addition, our ADSL retail accesses increased by 108.9% from 2008 to 2009 due to our marketing of service packages that include pay TV and ADSL broadband, with our overall ADSL revenues increasing by 2.0%, notwithstanding the effects of regulatory changes in the last several years (requiring, among other things, unbundling of the local loop, as described elsewhere in this annual report) which continued to lead to downward pricing pressure for our ADSL wholesale services. The mix of the revenues of our wireline business has therefore shifted significantly in recent years, with pay TV related revenues partially offsetting the continued pressure on the traditional voice business. In addition, in the future we expect that Pay TV and broadband services will continue to be an important driver of our wireline business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

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

  •
  Workforce Reductions and Post Retirement Obligations.  In recent years, we have used workforce reductions to decrease our labor costs and increase our productivity. However, in 2009, we decided to halt our redundancy program and focus efforts on insourcing certain core functions. As a result, curtailment costs decreased to €14.8 million, a significant decrease from €100.0 million in 2008 and €275.6 million in 2007. In addition, we have substantial unfunded liabilities for pension and healthcare benefits. These unfunded liabilities decreased significantly in 2009, with net unfunded obligations amounting to €1,467.4 million as of December 31, 2009, compared to €1,809.9 million as of December 31, 2008. We expect that contributions to these funds will continue to represent significant outflows in the coming years. We may also be required to make contributions to our pension funds, depending on market conditions. See "Liquidity and Capital Resources—Post Retirement Benefits" below and Note 9 to our audited consolidated financial statements.

  •
  Increasing Competitive Pressure.  Our wireline business faces increasingly strong competition from fixed line operators (including VoIP providers) as well as from mobile players. The telecommunications sector underwent a major transformation in Portugal, with the consolidation of a new operator in 2007—ZON Multimedia. This, coupled with increased commercial aggressiveness from Sonaecom, Vodafone and other corporate solution operators, has enhanced competition in the Portuguese telecommunications sector. Our major competitors compete through their respective multi-play offers, which include traditional voice services as well as pay TV and broadband Internet services and, on the corporate side, complex telecom and IT/IS solutions.

  Domestic Mobile Business

  •
  Decreasing Interconnection Charges.  In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease by an average of 6.2% in 2007, 10.9% in 2008 and 40.9% in 2009. Both interconnection rates reached €0.065 per minute at the end of 2009. These reductions have had a significant adverse impact on TMN's revenues and results of operations. See "Item 4—Information on the Company—Our Business—Domestic Mobile Business—Prices and Revenue Breakdown."

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

Discontinued Operations—Multimedia Business

        On August 3, 2006, we announced our intent to spin off our 58.43% interest in PT Multimedia (currently named ZON Multimedia), our former multimedia business, through a distribution to shareholders, subject to shareholder approval. Following the approval of the spin-off at the annual general meeting of our shareholders on April 27, 2007, we reclassified the results of operations of PT Multimedia as discontinued operations. On November 7, 2007, we announced the completion of the spin-off of PT Multimedia.

        Until the spin-off, we provided multimedia services in Portugal through PT Multimedia and through PT Multimedia's subsidiaries. Operating revenues from PT Multimedia €527.6 million in the nine-month period ended September 30, 2007.

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

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2009, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

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

        In accordance with IFRS, at the end of each reporting period, we review the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and write it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        The goodwill impairment analysis that we conducted as of December 31, 2009 did not suggest that any such impairment was likely in a future period.

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

  Accrued Post Retirement Liability

        As of December 31, 2009, we recorded an accrued post retirement liability amounting to €1,490.8 million to cover our net unfunded obligations regarding pensions, post retirement healthcare benefits and salaries for pre-retired and suspended employees. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing of the estimated defined benefit payments (duration of approximately 14 years for pension and healthcare obligations and 4 years for salaries). The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected.

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

  Assessment of the Fair Value of Certain Assets Using the Revaluation Model

        In 2008, we adopted the revaluation model of measuring the carrying value of certain classes of assets, namely the ducts infrastructure and real estate assets. In order to determine the revalued amount of those assets, we used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs and the use of specific indicators for the real estate market, respectively. See Notes 3(c) and 34.3 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

Recent IFRS Accounting Pronouncements

  IAS 27 (revised)—Consolidated and Separate financial statements (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IAS 27, Consolidated and Separate Financial Statements. The main changes resulting from the revision of IAS 27 are as follows: (1) changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity, (2) if a parent loses control of a subsidiary it must derecognize the related consolidated assets and liabilities and (3) when losses attributed to the minority shareholders exceed the minority's interests in the subsidiary's equity, these losses must be allocated to the non-controlling interests even if this results in a deficit balance. We are currently analyzing the impact of the adoption of the amendments to IAS 27, but in accordance with the related transition rules, there is no impact on asset and liabilities as of December 31, 2009 as a result of past transactions.

  IAS 28 (revised)—Investments in Associates (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IAS 28, Investments in Associates. The main change resulting from the revision of IAS 28 is as follows: if an investor loses significant influence over an associate, it derecognises that associate and recognizes in profit or loss the difference between the sum of the proceeds received and any retained interest, and the carrying amount of the investment in the associate at the date significant influence is lost. We are currently analyzing the impact of the adoption of the amendments to IAS 28, but in accordance with the related transition rules, there is no impact on asset and liabilities as of December 31, 2009 as a result of past transactions.

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

  IAS 39 (revised)—Financial Instruments: Recognition and Measurement (for years beginning on or after January 1, 2010)

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

  IFRS 3 (revised)—Business Combinations (for years beginning on or after July 1, 2009)

        In January 2008, the IASB published the revised standard IFRS 3, Business Combinations. The main changes resulting from the revision of IFRS 3 are as follows: (1) there is the option of measuring non-controlling interests at fair value or at the proportionate share of the identifiable net assets, (2) in a business combination achieved in stages, the acquirer must remeasure its previously held equity interest at the date it obtains control, and goodwill is then computed as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus the acquired net assets, (3) transaction costs must be recognized as expenses, (4) for changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be subsequently remeasured and (5) effects from the settlement of relationships existing prior to the business combination are not part of the exchange for the acquiree. We are currently analyzing the impact of the adoption of the amendments to IFRS 3, but in accordance with the related transition rules, there is no impact on asset and liabilities as of December 31, 2009 as a result of past transactions.

  IFRS 1 (revised)—First-Time Adoption of IFRS (for years beginning on or after January 1, 2010)

        In November 2008 and July 2009, the IASB issued amendments to IFRS 1, First-Time Adoption of IFRS. There will be no impact on the Company's consolidated financial statements as a result of the adoption of this revised standard.

  IFRIC 9 (revised)—Reassessment of Embedded Derivatives and IAS 39 (revised)—Financial Instruments: Recognition and Measurement (for years beginning on or after June 30, 2009)

        Revised versions of IFRIC 9, Reassessment of Embedded Derivatives and IAS 39, Financial Instruments were issued in March 2009 and were amended in relation to the accounting treatment for embedded derivatives when reclassifying financial instruments. We are currently analyzing the impact of the adoption of these revised standards and interpretations.

  IFRS 2 (revised)—Share Based Payments (for years beginning on or after January 1, 2010)

        In June 2009, the IASB issued amendments to IFRS 2, Share Based Payments. These amendments clarify that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. We do not expect any impact on our consolidated financial statements as a result of the adoption of this revised standard.

Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The key changes over the course of 2007, 2008 and 2009 include:

  •
  increasing revenues from Brazilian mobile services;

  •
  decreasing wireline telephone service revenues, partially offset by increased in pay TV revenues; and

  •
  a high level of workforce reduction program costs in 2007 and 2008, as we focused on increasing the efficiency of our wireline business, as opposed to a lower level of workforce reduction program costs in 2009 following the decision to halt the redundancy program and focus efforts on insourcing certain core functions.

        The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007		2008			2009
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Continuing Operations Operating revenues:
Wireline business	1,843.5	30.0%	1,805.6	26.9%	(2.1)%	1,796.5	26.5%	(0.5)%
Retail	1,022.5	16.6%	952.3	14.2%	(6.9)%	970.1	14.3%	1.9%
Wholesale	390.4	6.4%	386.8	5.8%	(0.9)%	371.4	5.5%	(4.0)%
Data and corporate	258.1	4.2%	279.5	4.2%	8.3%	295.1	4.3%	5.6%
Directories	98.0	1.6%	90.2	1.3%	(8.0)%	80.1	1.2%	(11.2)%
Sales	40.1	0.7%	50.5	0.8%	26.1%	42.5	0.6%	(15.8)%
Other	34.5	0.6%	46.4	0.7%	34.3%	37.3	0.5%	(19.6)%
Domestic mobile business	1,460.7	23.8%	1,512.4	22.5%	3.5%	1,460.2	21.5%	(3.5)%
Services	1,317.7	21.5%	1,355.9	20.2%	2.9%	1,313.5	19.4%	(3.1)%
Sales	135.3	2.2%	148.5	2.2%	9.8%	134.4	2.0%	(9.5)%
Other	7.6	0.1%	8.0	0.1%	4.7%	12.3	0.2%	54.0%
Brazilian mobile business	2,460.8	40.1%	3,033.8	45.1%	23.3%	3,137.3	46.2%	3.4%
Services	2,155.1	35.1%	2,670.4	39.7%	23.9%	2,832.4	41.7%	6.1%
Sales	258.1	4.2%	293.3	4.4%	13.7%	234.7	3.5%	(20.0)%
Other	47.7	0.8%	70.0	1.0%	46.9%	70.2	1.0%	0.3%
Other businesses	377.3	6.1%	369.2	5.5%	(2.2)%	390.7	5.8%	5.8%
Services	362.5	5.9%	348.8	5.2%	(3.8)%	374.0	5.5%	7.2%
Sales	9.0	0.1%	16.3	0.2%	80.4%	11.3	0.2%	(31.0)%
Other	5.8	0.1%	4.1	0.1%	(28.8)%	5.4	0.1%	31.6%
Total operating revenues	6,142.4	100.0%	6,720.9	100.0%	9.4%	6,784.7	100.0%	0.9%
Costs, expenses, losses and income:
Wages and salaries	638.1	10.4%	616.6	9.2%	(3.4)%	693.2	10.2%	12.4%
Direct costs	907.3	14.8%	1,086.9	16.2%	19.8%	1,135.1	16.7%	4.4%
Costs of products sold	656.1	10.7%	778.5	11.6%	18.6%	648.8	9.6%	(16.7)%
Marketing and publicity	147.2	2.4%	176.3	2.6%	19.7%	165.8	2.4%	(6.0)%
Supplies and external services	1,179.2	19.2%	1,229.9	18.3%	4.3%	1,294.1	19.1%	5.2%
Indirect taxes	201.8	3.3%	233.6	3.5%	15.7%	243.6	3.6%	4.3%
Provisions and adjustments	122.3	2.0%	118.8	1.8%	(2.9)%	101.8	1.5%	(14.3)%
Depreciation and amortization	1,123.1	18.3%	1,268.3	18.9%	12.9%	1,437.9	21.2%	13.4%
Post retirement benefits	(65.1)	(1.1)%	44.8	0.7%	(168.8)%	89.6	1.3%	100.3%
Curtailment costs, net	275.6	4.5%	100.0	1.5%	(63.7)%	14.8	0.2%	(85.2)%
Gains on disposals of fixed assets, net	(2.8)	0.0%	(19.5)	(0.3)%	596.2%	(0.4)	(0.0)%	(97.9)%
Other costs, net	45.1	0.7%	30.0	0.4%	(33.5)%	49.7	0.7%	65.6%

	Year Ended December 31,
	2007		2008			2009
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Income before financial results and taxes	914.4	14.9%	1,056.7	15.7%	15.6%	910.7	13.4%	(13.8)%
Net interest expense	197.4	3.2%	272.4	4.1%	38.0%	302.3	4.5%	11.0%
Net foreign currency exchange losses (gains)	12.4	0.2%	8.5	0.1%	(31.6)%	(20.2)	(0.3)%	(337.0)%
Net gains on financial assets and other investments	(248.8)	(4.1)%	(19.3)	(0.3)%	(92.2)%	(8.1)	(0.1)%	(58.2)%
Equity in earnings of affiliated companies, net	(126.1)	(2.1)%	(171.0)	(2.5)%	35.6%	(456.0)	(6.7)%	166.7%
Net other financial expenses	48.3	0.8%	38.9	0.6%	(19.5)%	72.9	1.1%	87.5%
Income before taxes	1,031.2	16.8%	927.2	13.8%	(10.1)%	1,019.7	15.0%	10.0%
Income taxes	242.9	4.0%	231.4	3.4%	(4.8)%	233.2	3.4%	0.8%
Net income from continuing operations	788.3	12.8%	695.8	10.4%	(11.7)%	786.5	11.6%	13.0%
Discontinued operations
Net income from discontinued operations	45.5	0.7%	—	0.0%	(100.0)%	—	0.0%	—
Net income	833.8	13.6%	695.8	10.4%	(16.5)%	786.5	11.6%	13.0%
Attributable to:
Minority interests	92.8	1.5%	119.7	1.8%	28.9%	102.6	1.5%	(14.3)%
Equity holders of the parent	740.9	12.1%	576.1	8.6%	(22.2)%	683.9	10.1%	18.7%
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

  Operating Revenues

        Our operating revenues increased to €6,784.7 million in 2009 from €6,720.9 million in 2008, an increase of 0.9%, reflecting a higher contribution from Vivo (€103.5 million) due to a 3.4% increase in revenues as a result of growth in customers and in data services and the impact of the consolidation of Telemig, notwithstanding the negative impact of the devaluation of the Real. Excluding the impact of the consolidation of Telemig in the three months period ended March 31, 2009 (as Telemig was only consolidated in 2008 as from April 1), Vivo's operating revenues would have increased by 0.8%. These effects were partially offset by a reduction in the contribution from TMN (€52.2 million), whose revenues decreased by 3.5% primarily due to the negative impact of the 40.9% decline in mobile termination rates, notwithstanding net additions of 319 thousand net additions during the year, equivalent to a 4.6% increase in the customer base. The contribution of the wireline business decreased by only 0.5% (€9.1 million), with the impact of line loss and pricing pressure on retail revenues largely offset by continued strong performance of the Meo triple-play offer. Other businesses increased by 5.8% for the reasons explained below.

        We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Wireline Business.    The table below sets forth the operating revenues from our wireline business in 2008 and 2009.

	2008	2009	% Change
	(EUR Millions)
Wireline Operating Revenues (Stand-Alone)
Retail	953.5	971.0	1.8%
Wholesale	488.5	495.4	1.4%
Data and corporate	286.5	300.7	5.0%
Other wireline services	203.0	180.6	(11.0)%
Total	1,931.4	1,947.8	0.8%

        Retail revenues increased by 1.8% to €971.0 million in 2009 from €953.5 million in 2008, primarily as a result of continued strong performance of the Meo triple-play offer (voice, data and video), which in turn mitigated fixed line net disconnections, which stood at 96 thousand in 2009 compared to 173 thousand in 2008 and 313 thousand in 2007. Retail revenues improved over the course of the year due to significant growth in pay TV customers and in high quality broadband customers. This improvement in performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

        Wholesale revenues increased by 1.4% to €495.4 million in 2009 from €488.5 million in 2008, as a result of higher sales of leased lines, notwithstanding lower traffic revenues, which decreased by 22.3%, primarily as a result of the negative impact of the decline in mobile termination rates.

        Data and corporate revenues increased by 5.0% to €300.7 million in 2009 from €286.5 million in 2008, as a result of a 36.6% increase in revenues from network management, outsourcing and IT, which more than offset the 11.8% decrease in revenues from VPN and leased lines.

        Domestic Mobile Business.    The table below sets forth the operating revenues from our domestic mobile business in 2008 and 2009.

	2008	2009	% Change
	(EUR Millions)
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,193.7	1,198.9	0.4%
Interconnection	231.2	161.0	(30.3)%
Sales	159.4	144.1	(9.6)%
Other operating revenues	9.3	13.7	47.3%
Total	1,593.6	1,517.8	(4.8)%

        Operating revenues from our domestic mobile business decreased by 4.8% to €1,517.8 million in 2009 from €1,593.6 million in 2008, primarily due to the negative impact of regulatory reductions in mobile termination rates (€62.1 million) and lower equipment sales (€15.3 million), which more than offset the 0.4% growth in customer revenues driven by growth in post-paid customers and data revenues. Roaming-out revenues and national traffic revenues also declined due to economic and competitive pressures in voice services.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in 2008 and 2009 in Euros and the total operating revenues of the Brazilian mobile business (including the portion attributable to our joint venture partner) in Reais.

	2008	2009	% Change	2008	2009	% Change
	(EUR Millions)(1)			(R$ Millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	2,670.6	2,833.1	6.1%	14,280.5	15,680.6	9.8%
Sales	293.3	234.7	(20.1)%	1,568.5	1,299.2	(17.2)%
Other operating revenues	70.4	70.3	(0.2)%	376.6	388.8	3.3%
Total	3,034.3	3,138.1	3.4%	16,225.6	17,368.6	7.0%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased by 3.4% to €3,138.1 million in 2009 from €3,034.3 million in 2008. Excluding the consolidation of Telemig, Vivo's operating revenues would have increased by 0.9% as a result of growth in customers and an increase in data services.

        Other Businesses.    Operating revenues from our other businesses contributed €390.7 million to our consolidated operating revenues in 2009, an increase of 5.8% from €369.2 million in 2008. This increase was primarily due to improved revenue performance in PT's call center business in Brazil (Dedic), MTC in Namibia and Timor Telecom, which more than offset the loss of fees resulting from the termination of the management fee contract with Vivo in August 2008. We record our revenues under our management fee contract with Vivo as part of our other businesses, although our proportion of Vivo's own revenues within our Brazilian Mobile Business.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2009 due to, among other factors, increases in depreciation and amortization, wages and salaries, supplies and external services, post retirement benefits and direct costs, which were partially offset by reductions in costs of products sold and net curtailment costs. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 12.4% to €693.2 million in 2009 from €616.6 million in 2008, primarily as a result of higher contributions from Vivo and from our call center operations in Brazil.

        Direct Costs.    Direct costs increased by 4.4% to €1,135.1 million in 2009 from €1,086.9 million in 2008, primarily as a result of higher costs at Vivo and at the wireline business. Direct costs at Vivo increased by 8.3% (€47.2 million), reflecting higher interconnection costs and lease costs related to 3G services, as well as the impact of the consolidation of Telemig (€19.9 million), which more than offset the effect of the depreciation of the Real (€20.8 million). In the wireline business, direct costs increased by 4.6% (€18.2 million), with the increase in programming costs (€50.0 million) related to the roll-out of pay TV service being partially offset by the impact of the decline in mobile termination rates. The increases at Vivo and at the wireline business were partially offset by a reduction of TMN's direct costs by 7.1% (€19.8 million), primarily explained by the impact of lower mobile termination rates (€32.3 million) and partially offset by an increase in lease costs.

        Costs of Products Sold.    Costs of products sold decreased by 16.7% to €648.8 million in 2009 from €778.5 million in 2008, due to reductions in the domestic and Brazilian mobile businesses (€123.7 million), primarily reflecting lower equipment sales and the impact of the devaluation of the Real on Vivo's costs (€15.1 million), whose effects were partially offset by the impact of the consolidation of Telemig (€9.8 million).

        Marketing and Publicity.    Marketing and publicity costs decreased by 6.0% to €165.8 million in 2009 from €176.3 million in 2008, primarily due to lower contributions from the domestic operations (€10.8 million), primarily explained by the higher marketing expenses incurred in 2008 related to the launch of our IPTV service. At Vivo, marketing and publicity expenses remained broadly flat, with the effect of the depreciation of the Real (€3.0 million) largely offset by the impact of the consolidation of Telemig (€2.1 million).

        Supplies and External Services.    Supplies and external services increased by 5.2% to €1,294.1 million in 2009 from €1,229.9 million in 2008 mainly due to increases at: (1) Vivo (€38.7 million), primarily explained by the consolidation of Telemig (€13.0 million) and increases in electricity, commercial support and billing expenses, whose effects were partially offset by the impact of the devaluation of Real (€21.6 million) and (2) the domestic operations (€26.6 million), due to increased commercial activity and higher support service and customer care costs related to demand for our pay TV service.

        Indirect Taxes.    Indirect taxes increased by 4.3% to €243.6 million in 2009 from €233.6 million in 2008, primarily due to an increase at the wireline business (€9.1 million), reflecting higher spectrum fees and other indirect taxes related to the roll-out of our pay TV service, which was partially offset by lower contributions from: (1) Vivo (€1.9 million), with the effect of the devaluation of the Real (€6.4 million) more than offsetting the impact of the consolidation of Telemig (€4.2 million) and (2) TMN (€1.4 million), following the reduction in the spectrum fee per customer approved at the end of 2008.

        Provisions and Adjustments.    Provisions and adjustments decreased by 14.3% to €101.8 million in 2009 from €118.8 million in 2008, largely due to the reduction of €18.5 million at Vivo, primarily explained by a reduction in doubtful trade receivables and by the impact of the depreciation of the Real (€2.4 million), whose effects were partially offset by the impact of the consolidation of Telemig (€2.8 million). Provisions and adjustments in the domestic operations, including the wireline business and TMN, remained broadly stable.

        Depreciation and Amortization.    Depreciation and amortization costs increased by 13.4% to €1,437.9 million in 2009 from €1,268.3 million in 2008, reflecting higher contributions from: (1) Vivo (€98.5 million), which accounted for approximately 60% of the total increase, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the CDMA networks following the GSM network rollout, partially offset by the impact of the devaluation of the Real (€24.2 million) and (2) the wireline business (€68.9 million), as a result of the investments in the rollout of our pay TV service and the revaluation of ducts and certain real estate assets undertaken in 2008 (€42.1 million).

        Post Retirement Benefits.    We recorded a €89.6 million charge for post retirement benefits in 2009, compared to €44.8 million in 2008. The increase in this caption is primarily explained by a reduction in the expected return on assets (€40.4 million), as a result of the lower return on assets in 2008, leading to a decline in the value of fund assets. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment Costs" below.

        Curtailment Costs.    Curtailment costs decreased to €14.8 million in 2009, compared to €100.0 million in 2008, due to the halting of our redundancy program. In 2008, curtailment costs were related to the reduction of 357 employees. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Net Gains on Disposal of Fixed Assets.    Net gains on disposal of fixed assets decreased to €0.4 million in 2009, from €19.5 million in 2008. Gains recorded in 2008 were mainly related to the implementation of a new real estate management strategy, which involved disposals of several real estate properties in that period.

        Other Costs.    Other costs increased to €49.7 million in 2009 from €30.0 million in 2008, primarily reflecting increased costs from the write-off of certain equipment.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 11.0% to €302.3 million in 2009 from €272.4 million in 2008, primarily as a result of the increase in our average net debt in the period following the completion of our share buyback program in 2008 and the acquisitions of Telemig and 3G licenses in Brazil. In 2009, our consolidated average cost of debt remained flat at 5.0% compared to 2008. Excluding Brazil, our average cost of debt stood at 4.3%.

        Net Foreign Currency Exchange Losses (Gains).    We had net foreign currency gains of €20.2 million in 2009, compared to net losses of €8.5 million in 2008. Gains recorded in 2009 were primarily due to positive foreign currency adjustments related to investments in Brazil, which were partially offset by the negative impact of the depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars. In 2008, this item included primarily foreign currency losses related to the impact of the depreciation of the Real on Vivo's liabilities denominated in U.S. dollars and in Euros, which were partially offset by the impact of the appreciation of the U.S. dollar against the Euro on the cash applications denominated in U.S. dollars held by Portugal Telecom, mainly related to dividends received from Unitel.

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €8.1 million in 2009, compared to €19.3 million in 2008. Gains recorded in 2009 primarily related to changes in the fair value of free-standing cross currency derivatives (€5.7 million) as a result of the appreciation of the U.S. Dollar against the Euro until April 2009, when these derivatives were settled. In 2008, this item included (1) changes in the fair value of free-standing cross currency derivatives, which resulted in gains of €10.4 million, primarily related to the appreciation of the U.S. dollar against both the Euro and the Real and (2) the gain obtained from the disposal of a 3% stake in the share capital of Africatel (€8.8 million).

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies increased to €456.0 million in 2009, compared to €171.0 million in 2008. This caption includes our share in the earnings of (1) Unitel (€152.6 million in 2009 compared to €122.6 million in 2008), (2) CTM (€18.6 million in 2009 and €16.8 million 2008) and (3) UOL (€10.6 million in 2009 and €11.4 million in 2008). In 2009, this caption includes the capital gain related to the disposal of the stake in Médi Télécom (€267.0 million) while in 2008 includes a gain resulting from the disposal of the 34% stake in Banco Best (€8.8 million).

        Net Other Financial Expenses.    Net other financial expenses increased to €72.9 million in 2009, compared to €38.9 million in 2008, and include banking services expenses, commissions, financial discounts and other financing costs. The increase in this caption in 2009 is largely explained by a debt restructuring undertaken in 2009 in connection with the acquisition of 3G licenses in Brazil, which consisted of the early repayment of certain loans.

  Income Taxes

        Income taxes amounted to €233.2 million in 2009, compared to €231.4 million in 2008, corresponding to an effective tax rate of 22.9% in 2009 and 25.0% in 2008.

  Net Income (Before Minority Interests)

        Net income (before minority interests) increased by 13.0% to €786.5 million in 2009 from €695.8 million in 2008 for the reasons described above.

        Net income from our wireline business decreased by 37.5% to €171.5 million in 2009 from €274.6 million in 2008, primarily due to the increase in post retirement benefits costs, depreciation and amortization costs and supplies and external services expenses. These effects were partially offset by the increase in services rendered and the decrease in curtailment costs.

        Net income from our domestic mobile business increased by 1.9% to €320.7 million in 2009 from €314.8 million in 2008, primarily due to strict cost discipline, which led to reductions in wages and salaries, commercial costs and other expenses, more than offsetting the decrease in services rendered net of the related direct costs.

        Net income (before minority interests) from our Brazilian mobile business decreased to €60.9 million in 2009 from €81.7 million in 2008, primarily due to increases in financial expenses and income taxes, which were partially offset by an improvement in income before financial results and taxes due to the improvement in operating revenues.

  Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2009 amounted to €102.6 million and was related primarily to Vivo (€42.6 million), MTC (€22.4 million), Africatel (€11.3 million) and Cabo Verde Telecom (€15.5 million). In 2008, net income attributable to minority interests amounted to €119.7 million and was related primarily to Vivo (€51.9 million), Africatel (€24.1 million), MTC (€19.2 million) and Cabo Verde Telecom (€16.5 million)

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased by 18.7% to €683.9 million in 2009 from €576.1 million in 2008.

        Basic earnings per ordinary and A shares from total operations in 2009 increased to €0.78 in 2009 from €0.64 in 2008 on the basis of 896,512,500 shares issued at December 31, 2009 and 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

  Operating Revenues

        Our operating revenues increased to €6,720.9 million in 2008 from €6,142.4 million in 2007, an increase of 9.4%, reflecting a higher contribution from (1) TMN (€51.7 million), which increased by 3.5% and had 683 thousand net additions in the year, equivalent to a 10.9% increase in the customer base, and (2) Vivo (€573.0 million), an increase of 23.3%, due to growth in customers and in data services. Excluding the consolidation of Telemig, Vivo's operating revenues would have increased by 13.4%. These effects were partially offset by a reduction in the contribution from the wireline business (€38.0 million), mainly as a result of the impact of continued line loss and pricing pressure on retail revenues, and notwithstanding the increase in revenues from pay TV, data and corporate services. Other businesses decreased by 2.2% for the reasons explained below.

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

        Domestic Mobile Business.    The table below sets forth the operating revenues from our domestic mobile business in 2007 and 2008.

	2007	2008	% Change
	(EUR Millions)
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,142.3	1,193.7	4.5%
Interconnection	246.9	231.2	(6.3)%
Sales	141.8	159.4	12.4%
Other operating revenues	8.1	9.3	14.9%
Total	1,539.0	1,593.6	3.5%

        Operating revenues from our domestic mobile business increased by 3.5% to €1,593.6 million in 2008 from €1,539.0 million in 2007, primarily due to the increase in customer revenues due to subscriber growth, especially in mobile broadband, in spite of lower roaming-out customer revenues due to price cuts. Specifically, customer revenues increased by 4.5% in 2008 to €1,193.7 million due to subscriber growth, particularly in postpaid and wireless broadband. The increase in customer revenues was partially offset by a decrease in interconnection revenues by 6.3% due to the regulatory cuts in mobile termination rates.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in 2007 and 2008 in Euros and the total operating revenues of the Brazilian mobile business (including the portion attributable to our joint venture partner) in Reais.

	2007	2008	% Change	2007	2008	% Change
	(EUR Millions)(1)			(R$Millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	2,155.1	2,670.6	23.9%	11,491.5	14,280.5	24.3%
Sales	258.1	293.3	13.7%	1,376.1	1,568.5	14.0%
Other operating revenues	47.7	70.4	47.8%	254.1	376.6	48.2%
Total	2,460.8	3,034.3	23.3%	13,121.6	16,225.6	23.7%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased by 23.7% to €3,034.3 million in 2008 from €2,460.8 million in 2007. Excluding the consolidation of Telemig, Vivo's operating revenues would have increased by 13.4% as a result of growth in customers and an increase in data services.

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

        Provisions and Adjustments.    Provisions and adjustments decreased by 2.9% to €118.8 million in 2008 from €122.3 million in 2007, mainly due to the reduction of €13.3 million at Vivo, with the reduction in doubtful accounts receivable, primarily explained by a lower level of improper use of Vivo's network, being partially offset by the impact of the consolidation of Telemig (€9.2 million).

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

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €19.3 million in 2008, compared to €248.8 million in 2007. This caption primarily includes the following: (1) the change in fair value of free-standing cross currency derivative instruments, which resulted in gains of € 10.4 million in 2008, primarily explained by the appreciation of the U.S. dollar against both the Euro and the Real, compared to net losses of € 9.8 million in 2007, (2) gains obtained from the disposal of stakes in the share capital of Africatel, including a 3% stake in 2008 (€8.8 million) and a 22% stake in 2007 (€111.0 million), (3) the change in fair value of equity swap contracts on PT Multimedia shares, which resulted in a gain of €77.4 million in 2007, (4) the disposal of the investment in shares of Banco Espírito Santo in 2007, which resulted in a gain of €35.7 million, and (5) the financial settlement of equity swap contracts on Portugal Telecom's own shares in 2007, which resulted in gains of €32.2 million.

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

  Income Taxes

        Income taxes amounted to €231.4 million in 2008, compared to € 242.9 million in 2007, corresponding to an effective tax rate of 25.0% in 2008 and 23.6% in 2007. The increase in the effective tax rate is primarily explained by higher non-taxable capital gains on the disposal of investments in 2007, which amounted to €147 million, compared to €18 million booked in 2008. Adjusting for this effect, the effective tax rate would have been 25.4% in 2008, compared to 27.5% in 2007.

  Net Income From Continuing Operations

        For the reasons described above, net income from continuing operations decreased by 11.7% to €695.8 million in 2008 from €788.3 million in 2007.

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

  Net Income (Before Minority Interests)

        Net income (before minority interests) decreased by 16.5% to €695.8 million in 2008 from €833.8 million in 2007 for the reasons described above.

        Net income from our wireline business decreased by 3.3% to €274.6 million in 2008 from €284.0 million in 2007, primarily due to the increase in post retirement benefits costs, depreciation and amortization costs and to the continuing effect on revenues of competitive pressures, as explained above. These effects were partially offset by the decrease in curtailment costs.

        Net income from our domestic mobile business decreased by 6.6% to €314.8 million in 2008 from €337.0 million in 2007, primarily due to the increase in net interest expenses, which was partially offset by an increase in operating revenues, net of direct costs and costs of products sold.

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

  Net Income Attributable to Minority Interests

        Net income attributable to minority interests in 2008 amounted to €119.7 million and was related primarily to Vivo (€51.9 million), Africatel €24.1 million), MTC (€19.2 million) and Cabo Verde Telecom (€16.5 million). In 2007, net income attributable to minority interests amounted to €92.8 million and related primarily to the share of minority shareholders in the net income of PT Multimedia (€29.1 million), MTC (€22.9 million), Cabo Verde Telecom (€12.5 million), Vivo (€14.7 million) and Africatel (€10.0 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom decreased by 22.2% to €576.1 million in 2008 from €740.9 million in 2007.

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

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments increased by 38.8% to €1,476.4 million as of December 31, 2009 from €1,063.6 million as of December 31, 2008. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2007, 2008 and 2009.

	2007	2008	2009
	(EUR Millions)
Cash flow from operating activities	1,859.2	1,828.9	1,927.6
Continuing operations	1,661.0	1,828.9	1,927.6
Discontinued operations	198.2	—	—
Cash flow from (used in) investing activities	235.9	80.1	(671.3)
Continuing operations	315.6	80.1	(671.3)
Discontinued operations	(79.6)	—	—
Cash flow from (used in) financing activities	(1,953.6)	(1,472.6)	(924.0)
Continuing operations	(1,933.3)	(1,472.6)	(924.0)
Discontinued operations	(20.3)	—	—

Total	141.5	436.3	332.3

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

        Net cash flow from operating activities increased by 5.4% to €1,927.6 million in 2009 from €1,828.9 million in 2008. This increase was primarily due to a €139.8 million decrease in payments relating to indirect taxes, primarily due to a reduction in payments of value-added tax (VAT) in Portugal and by a €84.8 million decrease in payments relating to income taxes, primarily in Portugal. These effects were partially offset by a €54.4 million increase in payments relating to post-retirement benefits, primarily due to a required extraordinary cash contribution to our pension funds due to their underperformance in 2008 and by a €81.3 million increase in payments to employees.

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

        Net cash used in investing activities amounted to €671.3 million in 2009, compared to net cash receipts of €80.1 million in 2008. The change in this caption was primarily due to (1) a decrease in net cash receipts from short-term financial applications, because as the maturity of most of these applications was reached in 2008, they were converted into cash and cash equivalents, which also explains the lower levels of cash receipts and payments in 2008 related to short-term financial applications and (2) a €239.7 million increase in cash payments for the acquisition of tangible and intangible assets. These effects were partially offset by: (1) a €369.3 million increase in cash receipts from disposals of investments, primarily related to the disposal of Médi Télécom in 2009 (€400.0 million), (2) a €338.0 million decrease in cash payments for the acquisition of financial investments, mainly due to the acquisition of Telemig in 2008 (€346.2 million) and (3) a €121.0 million increase in dividends received from associated companies, primarily related to Unitel.

        Net cash receipts from investing activities related to continuing operations amounted to €80.1 million in 2008, compared to €315.6 million in 2007. The decrease in net cash receipts in 2008 was primarily due to (1) a €207.3 million reduction in cash receipts from disposals of investments, primarily related to the disposals in 2007 of a 22% stake in Africatel (€117.0 million) and of the investment in Banco Espírito Santo (€110.3 million), (2) a €345.3 million increase in cash payments for the acquisition of investments, mainly due to the acquisition of Telemig in 2008 (€346.2 million), (3) a €300.5 million increase in cash payments for the acquisition of tangible and intangible assets, driven by the increase in capital expenditures across all businesses as explained in more detail below and (4) a €75.6 million decrease in dividends received from associated companies. These effects were partially offset by an increase in net cash receipts from short-term financial applications, because as the maturity of most of these applications was reached, they were converted into cash and cash equivalents, which also explain the lower levels of cash receipts and payments in 2008 related to short term financial applications.

  Cash Flows From (Used In) Financing Activities

        Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings. Net cash used in financing activities decreased to €924.0 million in 2009, compared to €1,472.6 million in 2008, primarily due to the acquisition of treasury shares in 2008 (€1,049.7 million), which was partially offset by a decrease in net cash receipts from loans obtained (€693.1 million).

        Cash receipts from loans obtained, net of cash payments from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €97.1 million in 2009. As described in more detail in Note 35 to our audited consolidated financial statements, cash receipts from loans obtained in 2009 include (1) Eurobonds issued by PT Finance during 2009 totaling €2,050.0 million, (2) non-convertible bonds issued by Vivo Participações in January and October 2009 totaling €184.3 million and (3) floating rate notes issued by PT Finance in July 2009 amounting to €250.0 million. Cash payments from loans repaid in 2009 include the repayments of (1) the Eurobonds issued by PT Finance in 1999 (€880.0 million), (2) the commercial paper outstanding as at 31 December 2008 (€648.6 million), (3) the floating rate notes issued by PT Finance in December 2008 (€200.0 million), (4) the loan obtained from Anatel in connection with the acquisition of 3G licenses (€186.6 million) and (5) the bonds issued by Vivo Participações in 2003 (€93.5 million). In 2008, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €790.2 million and primarily included (1) €200 million and €50 million related to the floating rate notes issued by PT Finance during 2008, (2) €324.9 million related to the increase in the commercial paper outstanding at year end and (3) €227 million related to the loan obtained by Vivo from Anatel related to the 3G licenses acquired in April 2008. In 2007, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €223.5 million and primarily reflected the proceeds of the exchangeable bonds issued on August 28, 2007, amounting to €750 million, partially offset by a reduction in outstanding commercial paper by €425.7 million.

        In 2009, 2008 and 2007 dividends paid amounted to €588.5 million, €574.6 million, and €552.7 million, respectively.

        In 2009 we did not acquire treasury shares, while in 2008 we acquired 129,287,500 treasury shares for €1,049.7 million and in 2007 we acquired 103,056,500 treasury shares for €1,050.3 million.

Indebtedness

        Our total consolidated indebtedness increased by 5.2% to €7,046.0 million at the end of 2009, compared to €6,695.9 million at December 31, 2008, primarily as a result of the issuances and repayments of loans obtained described above under "—Cash Flows—Cash Flows From (Used In) Financing Activities." Our cash and cash equivalents increased to €1,449.5 million as of December 31, 2009 from €1,010.7 million as of December 31, 2008, primarily explained by the cash receipts from loans obtained, net of cash payments from loans repaid, as described in more detail above. Our short-term investments decreased to €26.9 million as of December 31, 2009 from €52.9 million as of December 31, 2008.

        The composition of our indebtedness also changed in 2009, with medium and long-term loans increasing from 66.3% to 93.0% of our total indebtedness, following the refinancing of certain of our debt undertaken in 2009, including the repayment of the bonds issued in 1999 (€879.5 million) and the issuances of a four-year bond (€1 billion) and a ten-year bond (€750 million).

        The composition of our consolidated indebtedness as of December 31, 2007, 2008 and 2009 was as follows:

	As of December 31,
	2007		2008		2009
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term:
Bond loans	96.3	1.5	879.3	13.1	41.8	0.6
Bank loans	431.3	6.9	497.8	7.4	244.3	3.5
Other loans	324.0	5.2	648.6	9.7	0.0	0.0
Commitments under TMN's UMTS license(1)	55.9	0.9	25.5	0.4	—	—
Liability for equity swaps on own shares	323.2	5.2	178.1	2.7	178.1	2.5
Financial leases	25.5	0.4	25.5	0.4	30.3	0.4

Total short-term	1,256.1	20.2	2,254.7	33.7	494.5	7.0

Medium- and long-term:
Exchangeable bond loans	689.4	11.4	697.3	10.4	705.6	10.0
Other bond loans	3,061.7	49.2	2,404.8	35.9	4,734.5	67.2
Bank loans	940.9	15.1	1,021.2	15.3	1,027.5	14.6
Commitments under TMN's UMTS license(1)	144.7	2.3	54.0	0.8	—	—
Other loans	—	—	159.2	2.4	—	—
Financial leases	124.0	2.0	104.7	1.6	84.0	1.2

Total medium- and long-term	4,960.7	79.8	4,441.2	66.3	6,551.5	93.0

Total indebtedness	6,216.8	100.0	6,695.9	100.0	7,046.0	100.0

Cash and cash equivalents	664.6	10.7	1,010.7	15.1	1,449.5	20.6
Short-term investments	1,170.3	18.8	52.9	0.8	26.9	0.4

	4,381.8	70.5	5,632.3	84.1	5,569.7	79.0

(1)
For a description of TMN's commitments under its UMTS license, see "Item 4—Information on the Company—Our Businesses—Domestic Mobile Business—TMN's Commitment to the Portuguese Information Society."

  Maturity

        Of the total indebtedness outstanding as at December 31, 2009, €494.5 million is due before the end of December 2009. The remaining €6,551.5 million is medium and long-term debt. The average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, is 6.6 years.

  Interest Rates

        As at December 31, 2009, 79.8% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued in 2005, 2007 and 2009.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody's	Baa2	Stable	March 5, 2007
Standard & Poor's	BBB	Stable	April 21, 2009
Fitch Ratings	BBB	Stable	February 6, 2009

        We have several loans from the European Investment Bank (EIB) totaling €236 million as of December 31, 2009 that contained a provision under which the EIB had the right to require us to provide a guarantee acceptable to EIB in the event our ratings are downgraded from BBB- by S&P, Baa2 by Moody's and BBB by Fitch. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we failed to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        Set forth below is a brief description of certain of our debt instruments. See Note 35 to our audited consolidated financial statements for more information.

  •
  Euro Medium Term Note Program.  We have established a euro medium term note program providing for the issuance of bonds. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. As of December 31, 2009, the size of the euro medium term note program was €7.5 billion. Of that amount, we have issued the following bonds which were outstanding as of December 31, 2009:

  •
  On March 24, 2005, we issued €1 billion in bonds at a fixed interest rate of 3.75% per annum, maturing in 2012. On February 5, 2009, we issued an additional €300 million in bonds with the same terms, with an annual reoffer yield of 7.27%. Thus, the total outstanding amount of these 3.75% bonds maturing in 2012 is €1.3 billion.

  •
  Also on March 24, 2005, we issued €500 million in bonds at a fixed interest rate of 4.375% per annum, maturing in 2017.

  •
  On June 16, 2005, we issued €500 million in bonds at a fixed interest rate of 4.5% per annum, maturing in 2025.

  •
  On August 7, 2008, we issued €50 million in floating rate notes, bearing interest at the three-month European Interbank Offered Rate ("Euribor") plus 1.50%, and maturing in 2013.

  •
  On January 30, 2009, we issued €50 million in floating rate notes, maturing in 2019 with an investor put that may be exercised on January 30, 2012. These notes bear interest at a fixed interest rate of 6.95% during the initial 3 years and at an interest rate based on the seven-year Euro swap rate for January 30, 2012, plus 4.42% for the remaining seven years.

  •
  On April 30, 2009, we issued €1 billion in bonds at a fixed rate of 6.0% per annum, maturing in 2013.

  •
  On July 30, 2009, we issued €250 million in floating rate notes, bearing interest at a fixed rate of 5.2% per annum and maturing in 2017.

    •
    On November 2, 2009, we issued €750 million in bonds at a fixed rate of 5.0% per annum, maturing in 2019.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million in bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum and the exchange price is currently €11.60, in accordance with the terms and conditions of the bonds.

  •
  Revolving Credit Facilities:

  •
  In February 2003, we entered into a bilateral revolving credit facility that amounted to €500 million, which in 2009 was decreased to €250 million. After having been extended in several occasions, as of December 31, 2009 this facility matures in February 2011.

  •
  In 2004, we entered into three other bilateral revolving credit facilities totaling €400 million: one in June 2004 amounting to €150 million and with a maturity of four years; the second in October 2004 amounting to €100 million and with a maturity of three years; and a third also in October 2004 amounting to €150 million and with a maturity of three years and six months. In 2007, the maturity of the June 2004 credit facility was extended to eight years and its total amount increased to €300 million. The maturity of the €100 million credit facility was extended to five years in 2005 and to seven years in 2008. In April 2008, as the October 2004 facility matured, we entered into a new revolving credit facility in the amount of €150 million and maturing in April 2011.

  •
  In July 2008, we have entered into a new revolving credit facility in the amount of €50 million with a maturity of three years. In October 2008, we entered into an additional revolving credit facility in the amount of €365 million, of which €300 million matures in three years and the remaining €65 million matures in five years.

  •
  In 2009, we entered into two revolving credit facilities, each amounting to €50 million, with a maturity of one and two years, respectively.

  •
  As of December 31, 2009, the aggregate commitments under these bilateral revolving credit facilities was €1,315 million, and we had borrowed a total of €200 million of that amount. All these facilities bear interest at a rate based on the Euribor rate plus a spread.

  •
  EIB Loans.  We have several amortizable loans from the EIB in the aggregate amount of €471 million as of December 31, 2009. These include (1) loans in the aggregate amount of €163.7 million, bearing an average fixed interest rate of 4.1% per annum and maturing on various dates from 2010 to 2013, (2) loans in the aggregate amount of €90.0 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 4.4% per annum as of December 31, 2009, and maturing in 2017, (3) loans in the aggregate amount of €202.2 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 2.6% and maturing on various dates from 2010 to 2014 and (4) loans in the aggregate amount of US$21.3 million (equivalent to €14.8 million using the Euro/U.S. dollar exchange rate at year-end), maturing in annual installments of US$10.6 million up to 2011, whose U.S. dollar principal and floating U.S. dollar interest rate have been swapped for Euro principal and floating Euro interest rate obligation at an effective spread of 0.42% over the Euribor rate, generating exchange losses of €5.2 million as of December 31, 2009 (also part of our indebtedness). See "Item 11—Quantitative and Qualitative Disclosures About Market Risk" for more information.

  •
  Commercial Paper.  We have in place domestic commercial paper programs totaling €725 million, of which an amount of €625 million is underwritten. As of December 31, 2009, we were not using any amount under these programs.

  •
  Vivo Indebtedness.  Our indebtedness includes bank loans in the Euro equivalent of €581.9 million as of December 31, 2009 (using the Euro/Real exchange rate at year-end), representing 50% of the outstanding indebtedness of Vivo under various bank loans, since we proportionally consolidate the assets and liabilities of Vivo. Our indebtedness also includes 50% of bonds issued by Vivo Participações and Telemig (€413.1 million), including (1) bonds issued by Vivo Participações on May 1, 2005 in the principal amount of R$1 billion with a maturity of ten years and an interest rate ranging between 104.2% and 120.0% of the CDI rate per annum, (2) bonds issued by Telemig on December 17, 2007 in the principal amount of R$59 million with maturity in 2021, (3) bonds issued by Vivo Participações on January 16, 2009 in the principal amount of R$210 million with maturity in 2010, and (4) bonds issued by Vivo Participações on October 15, 2009 in the principal amount of R$810 million with maturity in 2019.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of the date hereof, the main covenants are as follows:

  •
  Change in Control.  The exchangeable bonds, the credit facilities amounting to €1,315 million and the loans obtained from EIB totaling €471 million as at December 31, 2009 give the right to the lenders to demand repayment of the loans in the case of any change in control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

  The Eurobonds amounting to €1,000 million and €750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit Rating.  Certain of our loan agreements with the EIB in the amount of €236 million as at December 31, 2009 state that we may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit ratings assigned by the rating agencies to Portugal Telecom are reduced from the current levels (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed. See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  Certain credit facilities amounting to €615 million require us to, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal to or exceed 10% of total consolidated revenues. As of December 31, 2009, there were no amounts outstanding under these facilities.

  •
  Disposals of Assets.  Certain credit facilities amounting to €150 million and our EIB loans in the amount of €471 million as of December 31, 2009 contain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial Ratios.  Certain credit facilities amounting to €815 million require that the ratio Consolidated Net Debt/EBITDA (each as defined in the agreements) should not be higher than a specified level. Other credit facilities totaling €200 million require that the ratio of our consolidated net debt to EBITDA (each as defined in the agreements) should not be higher than a specified level. In addition, the pricing conditions applicable to certain facilities in the total amount of €1,111 million may be changed depending on the ratio of our consolidated net debt to EBITDA. Finally, certain loan agreements with the EIB, totalling €80 million as of December 31, 2009, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio our consolidated net debt to EBITDA, as defined in the agreements, is higher than a specified level.

  •
  Negative Pledge.  Our global medium-term-note program, exchangeable bonds, credit facilities and one of the commercial paper programs include certain restrictions on the granting of pledges of our consolidated assets in order to secure any loan or obligation to third parties.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. We believe we are in full compliance with the covenants described above.

        We discuss our exposure to interest rate and exchange rate risk, as well as our use of derivative instruments, in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

Post Retirement Benefits

        The following table shows the amount of our liabilities for post retirement benefits recorded on our statements of financial position at December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	2008	2009
	(EUR Millions)
Gross projected pension benefit obligations	2,762.1	2,607.5	2,710.2
Minus: Pension fund assets at fair value	(2,316.8)	(1,738.3)	(1,954.8)
Prior years' service gains(1)	9.7	10.6	9.4

Accrued pension liabilities	455.0	879.8	764.9

Gross projected healthcare benefit obligations	455.3	426.3	335.3
Minus: Healthcare fund assets at fair value	(582.3)	(393.4)	(414.8)
Prior years' service gains(1)	16.2	14.8	14.0

Accrued healthcare liabilities/(surplus)	(110.8)	47.7	(65.5)

Obligations with salaries to suspended and pre-retired employees	985.7	907.7	791.4

Total accrued liability for post retirement benefits(2)	1,329.9	1,835.3	1,490.8

(1)
These prior years' service gains resulted from the effect on unvested pension and healthcare benefits of changes in the plans governing those benefits. These amounts will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years for pension benefits and 16 years for healthcare benefits).

(2)
As at December 31, 2009, this caption corresponds to the net amount of an accrued post retirement liability of €1,558.3 million related to pension benefits and a non-current asset of €67.6 million related to the surplus of certain pension and healthcare plans.

        As of December 31, 2009, the projected benefit obligations, or "PBO," of our post retirement benefits, including pensions, healthcare benefits and salaries for pre-retired and suspended employees, amounted to €3,836.9 million (€2,710.2 million for pensions, €335.3 million for healthcare benefits and €791.4 million for salaries to pre-retired and suspended employees). The projected benefit obligations were computed based on a 5.50% discount rate for pension and healthcare benefits and for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 1.75% annual salary increase. These discount rates have been revised since last year, as explained below. Our post retirement benefit (pension and healthcare) plans, which are closed to new participants, cover approximately 32,184 employees (around 25% still in service) in the case of pensions and approximately 25,127 employees (around 25% still in service) in the case of healthcare obligations.

        According to the rules of the Instituto de Seguros de Portugal (ISP), the Portuguese insurance regulator, the liability related to retired employees under the pension plans have to be fully funded. Funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age under current rules. The estimated average working life of employees still in service is 15 years. As of December 31, 2009, our pension obligations for retired employees, computed based on ISP rules, are fully funded.

        In Portugal, there is no legislation covering the establishment of funds to cover the healthcare obligations and the salaries for pre-retired and suspended employees. We will be required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees. Accordingly, there is no requirement to fund these benefit obligations at present. However, we have set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance our healthcare post-retirement liabilities. In previous years, we contributed €602 million to this fund, which is being managed in accordance with the same guidelines as its pension funds. In 2007, 2008 and 2009, we did not make additional contributions to this fund.

        The asset allocation of our pension and healthcare benefit funds as of December 31, 2009 was 32.7% equity, 37.3% bonds, 10.8% real estate and 19.2% cash and others. The effective return of the funds in 2009 was positive by approximately 15%. As of December 31, 2009, the market value of the funds amounted to €2,369.5 million and, as a result, the accrued liability related to our post-retirement benefits amounted to €1,490.8 million (including €23.4 million of prior year service gains not recognized in results). In 2009, the accrued liabilities decreased by €344.5 million. The table below shows the evolution of our net responsibilities for post retirement benefits during 2009.

	2008	2009
	(EUR Millions)
Accrued liability for post retirement benefits (initial balance)	1,329.9	1,835.3
Post retirement benefit expenses	44.8	89.6
Workforce program reduction costs	94.6	12.1
Contributions and payments	(228.7)	(281.5)
Net actuarial losses/(gains)(1)	594.8	(164.8)

Accrued liability for post retirement benefits (final balance)	1,835.3	1,490.8

(1)
In 2009, this caption was primarily related to the following changes in actuarial assumptions: (i) the decrease in the discount rate from 5.75% to 5.50%; (ii) the increase in the inflation rate from 1.75% to 2.00% and (iii) changes in demographic assumptions as mentioned in Note 9 to our audited consolidated financial statements included in this Annual Report on Form 20-F. In 2008, this caption was primarily related to the following changes in actuarial assumptions: (i) the increase in the discount rate from 5.25% to 5.75% for pension and healthcare liabilities and from 4.75% to 5.75% for salary liabilities; (ii) the reduction in the salary growth rate from 2.00% to 1.75%; and (iii) the adjustment in mortality tables (PA(90), from less four years to less five years).

        Our actuarial assumptions, as discussed in Note (1) above, are subject to change and may lead to an increase or decrease in the discount rates we use. In determining the appropriate discount rates, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those of a number of leading Portuguese companies. Note 9 to our consolidated financial statements contain sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our health care cost trend assumption and our assumption about the long-term rate of return on fund assets.

        The market value of the pension funds amounted to €2,369.5 million at December 31, 2009, an increase of €237.9 million from 2008, primarily as a result of the positive performance of assets under management (€310.3 million, equivalent to approximately 15%) and the contributions made by us and beneficiaries totaling €120.1 million, whose effects were partially offset by payments of pension benefits (€166.2 million) and healthcare expenses (€26.2 million). See Notes 9.1, 9.2 and 9.3 to our audited consolidated financial statements.

        The table below sets forth the components of our net post retirement benefit expense (gains) in 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009
	(EUR Millions)
Service cost	17.8	10.0	6.8
Interest cost	208.9	208.7	216.4
Expected return on assets	(179.4)	(172.0)	(131.6)
Prior years service gains(1)	(112.3)	(2.0)	(2.0)

Post retirement benefit expense (gains)	(65.1)	44.8	89.6

(1)
In 2009 and 2008, this caption is related to the amortization of prior years service gains on unvested pension benefits. In 2007, this caption includes: (i) a gain of €110 million resulting from the effect on vested pension benefits of changes to social security regulations (DL 187/2007 and Law 52/2007) and to adjustments introduced by Portugal Telecom to the growth rate used to calculate pension complements, and (ii) €2 million related to the amortization of prior years service gains on unvested pension benefits.

        In 2009, net curtailment costs decreased to €14.8 million, as compared to €100.0 million in 2008, due to the decision to halt our redundancy program and focus efforts on insourcing certain core functions. In 2008, net curtailment costs amounting to €100.0 million reflected the reduction of 357 employees. In 2007, net curtailment costs amounted to €275.6 million, including a cost of €289.5 million reflecting the reduction of 1,004 employees. See Note 9.6 to our audited consolidated financial statements.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009
	(EUR Millions)
Contributions to the funds(1)	38.2	61.2	75.7
Salary payments (pre-retired and suspended employees)	174.9	187.9	175.9
Regular healthcare payments	25.1	23.6	23.0
Extraordinary contribution for post retirement healthcare benefits	117.0	—	—
Refund(2)	(86.7)	(81.2)	(26.2)
Settlement of DCSI plan	0.8	—	—

Sub-total	269.3	191.4	248.5
Termination payments	14.9	5.4	2.7

Payments related to post retirement benefits	284.2	196.8	251.2

(1)
In addition to these cash contributions, during 2008 and 2009, we made contributions in kind (real estate assets) to the pension funds amounting to €37.3 million and €33.0 million, respectively.

(2)
In 2008, this caption included €60.0 million related to the refund of excess financing.

Equity

        Our total equity excluding minority interests amounted to €1,317.5 million as of December 31, 2009, €232.0 million as of December 31, 2008 and €1,340.1 million as of December 31, 2007.

        The increase in total equity excluding minority interests in 2009 was primarily related to (1) the net income for the period amounting to €683.9 million, (2) the positive currency translation adjustments amounting to €673.0 million, mainly related to the appreciation of the Euro/Real exchange rate, which decreased to 2.5113 Reais per Euro at the end of December 2009 from 3.2436 Reais per Euro at the end of December 2008, and (3) the net actuarial gains related to post retirement benefits amounting to €121.1 million (net of taxes). These effects were partially offset by dividends paid amounting to €503.6 million.

        The decrease in total equity excluding minority interests in 2008 was primarily related to (1) the acquisition of treasury shares through equity swaps (€904.6 million), (2) dividends paid (€533.2 million), (3) the negative currency translation adjustments amounting to €594.8 million, mainly related to the depreciation of the Euro/Real exchange rate, which decreased to 3.2436 Reais per Euro at the end of December 2008 from 2.5963 Reais per Euro at the end of December 2007, and (4) the net actuarial losses related to post retirement benefits amounting to €437.2 million (net of taxes). These effects were partially offset by net income for the period (€576.1 million) and the revaluation of Portugal Telecom's duct infrastructure (€637.5 million, net of taxes) and of real estate assets (€153.2 million, net of taxes).

        Our total equity excluding minority interests as a percentage of total assets increased from 1.7% at the end of 2008 to 8.9% at the end of 2009. Our gearing ratio, calculated as the ratio of net debt to total equity plus net debt, was 82.5% and 70.0% as of the end of 2008 and 2009, respectively.

 Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual obligations:
Indebtedness	7,046.0	494.5	1,890.4	2,091.1	2,570.0
Interest on indebtedness(1)	2,230.5	375.7	688.4	470.3	696.1
Unfunded post retirement benefits(2)	2,072.5	222.5	404.9	355.6	1,089.6
Operating lease obligations	951.7	195.2	313.6	289.8	153.1
Unconditional purchase obligations(3)	255.4	253.2	2.2	—	—

Total contractual cash obligations	12,556.1	1,541.1	3,299.4	3,206.8	4,508.8

(1)
Interest on indebtedness is based on our indebtedness as of December 31, 2009 and our assumptions regarding interest rates on our floating rate debt. Our actual interest obligations could vary significantly from these amounts depending on future financing activities and market interest rates.

(2)
These amounts correspond to the undiscounted payments to be made by our company for salaries due to pre-retired and suspended employees and to expected contributions to our pension funds, described above in "—Post Retirement Benefits." The total amount differs from the net accrued post retirement liability recognized on our consolidated statement of financial position, primarily because the amount in this table reflects the discounted unfunded obligations.

(3)
Unconditional purchase obligations are related primarily to contractual agreements with our fixed asset suppliers primarily related to network assets, telecommunications equipment and terminal equipment.

        Our operating leases relate to the contractual rental agreements entered into by our businesses, include obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred. Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

Off-Balance Sheet Arrangements

        In the course of our business we grant certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2009, we had given the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank guarantees and other guarantees given to Tax Authorities	114.2	114.2	—	—	—
Bank guarantees given to Portuguese courts for outstanding litigation	1.6	1.6	—	—	—
Bank guarantees given to other entities:
By TMN to ANACOM	2.2	2.2	—	—	—
By PT Comunícações	15.6	15.6	—	—	—
Other bank guarantees	11.5	11.5	—	—	—
Comfort letters and other bank guarantees	2.4	2.4	—	—	—

	147.5	147.5	—	—

        Bank guarantees and other guarantees given to tax authorities include €78 million related to tax assessments received by Portugal Telecom regarding the years 2004 and 2005, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years, as explained in Notes 43 and 46.3 to our consolidated financial statements.

        Bank guarantees given on behalf of PT Comunicações are typically given primarily to the following entities (1) municipal authorities, primarily relating to the payment of taxes and other fees in connection with our use of public rights-of-way; and (2) ANACOM, primarily relating to an open contest for granting the right to use national frequencies for television service.

        In addition to the guarantees indicated in the table above, as of December 31, 2009, Portugal Telecom group companies have provided the guarantees described below:

  •
  We had assumed commitments in the ordinary course of business for the purchase of network assets, telecommunications equipment and terminal equipment amounting to approximately €252 million.

  •
  Guarantees given by third parties on our behalf in connection with bank loans, as described in Note 43 to our audited consolidated financial statements, were as follows:

Amount (EUR Millions)
Guarantees in favor of European Investment Bank	154.3
Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	1.8

        At December 31, 2009, Portugal Telecom had bank deposits amounting to €3 million whose use was restricted in connection with the cross-border lease transactions described in Notes 3(l)(ix), 30, 40 and 43 to our audited consolidated financial statements. Other subsidiaries also had restrictions to the use of certain bank deposits totaling €3 million as of December 31, 2009. At the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions amounting to €17 million and €8 million, respectively (corresponding to our 50% share).

        Finally, as part of certain sale leaseback transactions (Qualified Technological Equipment transactions, or "QTE leases") with different third parties, we have sold and then leased back certain telecommunications equipment. The flow of lease payments and our remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under "—Contractual Obligations and Commercial Commitments" above. The remuneration is recognized as income over the period of the transaction. Under cross-border lease transactions entered into by TMN and PT Comunicações, we have agreed with financial institutions to issue letters of credit for the benefit of the trustee, which amounted to US$48.5 million as of December 31, 2009, equivalent to €33.7 million at the exchange rate prevailing at year end. We have recorded these QTE leases on our statement of financial position in accordance with IFRS. See Notes 3(l)(ix), 30 and 40 to our audited consolidated financial statements for more information on our accounting for these transactions.

        We believe that our purchase commitments are in the ordinary course of our business and that our guarantees and other financial commitments are part of our ordinary financing activities. We do not expect these commitments to have a material impact on our liquidity.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        During the year ended December 31, 2009, we made capital expenditures and financial investments (investments in other companies) totaling €1,278.9 million.

        The table below sets out our total capital investments for 2007, 2008 and 2009, including the proportional consolidation of Vivo:

	Year Ended December 31,
	2007	2008	2009
	(EUR Millions)
Capital expenditures	899.3	1,242.3	1,268.3
Financial investments	3.3	519.4	10.6

Total	902.6	1,761.7	1,278.9

Capital Expenditures

        During 2009, we made capital expenditures totaling €1,268.3 million, primarily relating to our mobile businesses in Brazil and Portugal and to the wireline business. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2007, 2008 and 2009, including the proportional consolidation of Vivo:

	Year Ended December 31,
	2007	2008	2009
	(EUR Millions)
Wireline(1)	292.1	402.8	565.4
Domestic Mobile(2)	182.9	244.6	180.1
Brazilian Mobile(3)	359.9	510.3	420.9
Other	64.4	84.6	101.9

Total	899.3	1,242.3	1,268.3

(1)
In 2007, this caption includes capital expenditures of €42.6 million related to transponder satellite capacity for the planned direct-to-home (DTH) satellite television offer.

(2)
This caption excludes the commitments under the terms of the UMTS license described in Note 33 to our consolidated financial statements (€241.7 million capitalized in 2007 and €11.5 million capitalized in 2009).

(3)
In 2008, this caption excludes €227.2 million related to the acquisition of 3G licenses by Vivo.

        Capital expenditures reached €1,268.3 million in 2009, equivalent to 18.7% of total operating revenues and representing an increase of 2.1%. The increase in wireline capital expenditures was primarily explained by the FTTH (fiber to the home) rollout, which allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services, primarily in relation to growth in customers. The decrease in TMN capital expenditures is explained by the investments in the deployment of the 3G/3.5G networks in 2008, both in terms of capacity and coverage, which resulted in improved quality of mobile voice and data services in Portugal. The decrease in Vivo capital expenditures was explained by certain investments made in 2008, namely related to increasing network coverage and capacity in the Northeast states, where Vivo launched services in October 2008. Vivo capital expenditures in 2009 were directed towards (1) increasing network capacity to support the accelerated growth in voice traffic in the 2G network, (2) expanding coverage of 3G and 3.5G networks, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil. Other capital expenditures include capital expenditures related to consolidated businesses not included in our primary segments and support companies. In 2009, these other capital expenditures increased to €101.9 million, compared to €84.6 million in 2008, primarily due to higher investments in Africa, namely CVT and MTC, and in Timor Telecom due to substantial customer growth.

        In 2010, we expect to make investments similar in nature (though amounts may vary) to those made in 2009. We generally fund our capital expenditures from our cash flow from operations and from debt financing. See "Item 4—Information on Our Company—Businesses—Brazilian Mobile Business—Capital Expenditures," for additional information regarding Vivo's expected capital expenditures.

Financial Investments

        Investments in financial assets (including goodwill) amounted to €10.6 million in 2009, €519.4 million in 2008 and €3.3 million in 2007. In 2008, financial investments were primarily related to the acquisition of Telemig. Set forth below are the primary changes that occurred during the years ended December 31, 2009, 2008 and 2007 to our interests in companies consolidated in our financial statements.

  •
  On July 27, 2009, following the acquisition of Telemig carried out in 2008, as explained in more detail in "Item 4—Information on Our Company—Businesses—Brazilian Mobile Business—Corporate Restructuring," the general shareholders' meetings of Vivo Participações, Telemig Celular Participações and Telemig Celular approved a corporate restructuring which consisted of the merger of shares of Telemig Celular into Telemig Celular Participações and the merger of shares of Telemig Celular Participações into Vivo Participações. In these transactions, the former shareholders of Telemig Celular and Telemig Celular Participações were entitled to receive shares issued by Telemig Celular Participações and Vivo Participações, respectively, and Telemig Celular and Telemig Celular Participações became wholly-owned subsidiaries of Telemig Celular Participações and Vivo Participações, respectively. This restructuring resulted in a reduction of minority interests in Vivo Participações amounting to €103.6 million, which was recorded as a gain directly in equity, as explained in more detail in Note 2 to our consolidated financial statements. As a result of this operation, Brasilcel's stake in Vivo Participações decreased from 63.6% to 59.4%.

  •
  On April 4, 2008, pursuant to the stock purchase agreement and after ANATEL authorization, Vivo acquired from Telepart Participacões SA ("Telpart") a 22.7% stake of Telemig Celular Participacões SA ("Telemig Celular Participações"), which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular, for an amount of R$1,233 million (€448 million). The total shares acquired included 53.9% of the ordinary shares, which grant shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On April 8, 2008, Vivo launched two voluntary tender offers to purchase up to one-third of the outstanding preferred shares of Telemig Celular Participacões and Telemig Celular. These offers were concluded on May 15, 2008, and as a result, Vivo acquired additional stakes of 20.0% and 4.1% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$528 million (€206 million). The acquisition of Telemig Celular Participacões and Telemig Celular was completed after the mandatory tender offers concluded on August 15, 2008, following which Vivo acquired additional stakes of 16.0% and 3.3% of Telemig Celular Participacões and Telemig Celular, respectively, for a total amount of R$904 million (€375 million). As a result of these transactions, Vivo has paid a total amount of €517 million (Portugal Telecom's 50% share), including €3.0 million in expenses directly attributable to the acquisition. Vivo has a stake of 58.8% of Telemig Celular Participações and 56.3% of Telemig Celular, corresponding to voting rights of 97.0% and 95.7%, respectively.

  •
  On November 7, 2007, we announced the completion of the spin-off of PT Multimedia (currently named ZON Multimedia) through a distribution to our shareholders. As a result of the application of withholding tax and the mechanics for paying cash in lieu of fractional shares, we initially retained 25.7 million shares of PT Multimedia, representing 8.3% of its share capital. By November 13, 2007, we had disposed of this interest to buyers who committed to hold those PT Multimedia shares for a six-month period from November 7, 2007. We no longer retain any interest in ZON Multimedia.

  •
  On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our current interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. We received €117.0 million for the 22% stake of Africatel, and we recorded a gain of €111.0 million. In 2008, Helios acquired an additional 3% stake in Africatel, and we received €13.4 million.

Share Capital and Share Buyback Program

        During the year ended December 31, 2009 there were no changes in share capital. Set forth below are the primary changes in share capital that occurred during the years ended December 31, 2008 and 2007.

  Year Ended December 31, 2008

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

Research and Development

        In 2009, we invested approximately €213 million in innovation, research and development, which translates into more than 3% of our total revenues, and represents an increase of 42% compared to 2008. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

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

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2008 and 2009.

	As of December 31,
	2008		2009
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	7,543.6	55.0%	7,572.7	51.1%
Brazilian Real	5,468.7	39.9%	6,431.5	43.4%
Other	702.0	5.1%	827.0	5.6%

Total	13,714.4	100.0%	14,831.2	100.0%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and U.S. dollars at December 31, 2008 and 2009. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 35 to our audited consolidated financial statements included in this report.

	As of December 31,
	2008		2009
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	5,592.9	83.5%	6,038.8	85.7%
Brazilian Real	1,102.6	16.5%	1,007.0	14.3%
Other currencies	0.3	0.0%	0.3	0.0%

	6,695.9	100.0%	7,046.0	100.0%

Exposure to Exchange Rate Risk

        Our Brazilian Real-denominated debt enables us to hedge to a certain extent against exchange rate risk relating to our Brazilian Real-denominated assets. We do not generally use other hedging instruments to hedge our foreign currency-denominated assets. As of December 31, 2009, Vivo's consolidated debt (all of which is either Brazilian Real-denominated or has been swapped into Brazilian Reais) represented 14.1% of our total consolidated indebtedness.

        For more detailed information as at December 31, 2009 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        A substantial portion of our statement of financial position and financial results is represented by our investments in Brazil. As of December 31, 2009, our 50% interest in Vivo's net assets amounted to €2,898.4 million at the year-end Euro/Real exchange rate. Our investments in Brazil therefore are a substantial part of our assets.

        Given the substantial investments we have in Brazil, the devaluation of the Brazilian Real in recent years has had a significant impact on our statement of financial position and financial results, as discussed throughout this "Item 5—Operating and Financial Review and Prospects." By the end of 2009, the exchange rate between the Euro and the Real was R$2.5113 = €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

Trend Information

        We expect to continue to be growth-oriented company, aiming to use full potential of our asset portfolio by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. We aim to continue to take advantage of convergence opportunities by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

        Following the restructuring of our domestic business along customer segments, we will continue to focus our efforts on the development of fixed-mobile convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. We expect to continue to invest in innovation, research and development, aiming at enhancing our services with new, distinctive and customized features, functionalities and content tailored to meet customer needs. We expect to continue to leverage close partnerships with our suppliers in order to reduce time to market and further differentiate our value proposals to our customers. We expect to continue to invest to further develop new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to our customers. Furthermore, we expect to continue to rationalize our cost structure through productivity increases and business process reengineering.

        We aim to further explore the growth potential of Vivo, leveraging Brazil's favorable demographics and penetration growth potential, fixed-mobile migration and mobile broadband. To further exploit the data segment, we expect to continue to invest in the development of 3G and 3.5G services. Additionally, we intend to increase our exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of our existing asset portfolio and partnerships. We expect to continue to promote the sharing of best practices amongst all of our assets, aiming at supporting our competitive position in all markets.

        We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. We expect our business to continue to be subject to the risks and uncertainties discussed in "Item 3—Key Information—Risk Factors."

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of Portugal Telecom is responsible for its management and affairs. Our officers are either in charge of our various business and administrative departments and report directly to the Executive Committee or are in charge of our subsidiaries.

        According to our Articles of Association, the Board of Directors may be composed of 15 to 25 directors, including the Chairman. The directors are elected by a majority of the votes cast at an annual shareholders meeting. In addition, a majority of votes cast by holders of A shares is required to elect one-third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of our share capital, has the right to elect a director to substitute for the director elected by the fewest number of votes provided that they voted against the winning proposal in the election of the Board of Directors. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

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

Board of Directors and the Executive Committee

        As of December 31, 2009, our Board of Directors consisted of 25 directors, and the Executive Committee was composed of seven directors.

        The executive directors Rui Pedro Soares and Fernando Soares Carneiro resigned their offices on February 17, 2010 and February 22, 2010, respectively. António Manuel Palma Ramalho, non-executive director, resigned on March 25, 2010.

        The names and offices of members of our Board of Directors as at December 31, 2009, their principal past affiliations and certain other information are set forth below.

        The following directors are members of the Executive Committee:

        Zeinal Abedin Mahomed Bava.    First elected 2000. Age 44. Chief Executive Officer of Portugal Telecom since 28 March 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of Portugal

Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of PT Ventures, SGPS, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of Fundação Luso Brasileira; Member of the Board of Directors of Fundação Portugal África; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. from December 2005 until May 2006; .; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from March 2006 until April 2009; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A.from September 2007 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS S.A. from March 2006 until June 2009; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 until October 2007; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September 2007; Chairman of the Board of Directors of PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from November 2002 until September 2007; Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007; Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007; Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 until April 2006; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 until May 2005; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 until December 2003; Vice- Chairman of the Board Of Directors of PT Ventures, SGPS, S.A. from 2000 until 2002; Merrill Lynch—Executive Director and Relationship Manager for Portugal Telecom, from 1998 until 1999; Deutsche Morgan Grenfell—Executive Director and Relationship Manager for Portugal Telecom from 1996 until 1998; Warburg Dillon Read—Executive Director from 1989 until 1996.

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Age 43. Chief Financial Officer and Executive Director of Portugal Telecom since April 2006; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Member of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A.; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Board of Directors of PT Compras—Serviços de

Consultoria e Negociação, S.A; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.; Member of the Board of Directors of PT Participações, S.A.; Member of the Board of Directors of PT Ventures, SGPS S.A.; Member of the Board of Directors of Vivo Participações, S.A.; Member of the Board of Directors of Brasilcel, N.V.; Member of the Board of Directors of Telemig Celular, S.A.; Member of the Board of Directors of UOL, S.A; Director of Africatel Holdings B.V.; Member of the Board of Directors of Unitel, SARL; President of the Management Board of Portugal Telecom Ásia, Limitada; Non-Executive Director of BEST—Banco Electrónico de Serviço Total, S.A. until 2007; Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until May 2008; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A., from April 2008 until March 2009; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from May 2006 until October 2007; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009; Chairman of the Board of Directors of PT-ACS—Associação de Cuidados de Saúde from May 2007 until April 2009; Member of the Board of Directors of PT Centro Corporativo, S.A. from November 2006 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A. from November 2007 until June 2009; Member of the Board of Directors of Telemig Celular Participações, S.A. from August 2008 until November 2009; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 until April 2006; Director of Cabo TV Madeirense, S.A. from April 2004 until September 2006; Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 until October 2007; Director of TV Cabo Portugal, S.A. from 2002 until 2006; Director of Lusomundo Audiovisuais, S.A. from 2002 until 2006; Director of Lusomundo Cinemas, S.A. from 2002 until 2006; Director of Lusomundo—Sociedade de Investimentos Imobiliários, SGPS S.A. from March 2006 until March 2007; Director of Lusomundo Imobiliária 2, S.A. from March 2006 until March 2007; Director of PT Conteúdos S.A. from 2002 until 2006; Director of PT Televisão por Cabo, SGPS S.A. from 2002 until 2006; Director of Sport TV from June 2002 until November 2005; Director of Lusomundo España, SL from February 2003 until April 2006; Central Manager and invited member of the Executive Committee of BES Investimento from 1998 until 2002; Associate and Director of UBS Warburg from 1994 until 1998.

        Carlos António Alves Duarte.    First elected March 2009. Age 49. Member of the Board of Directors of PT Portugal, SGPS S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Member of the Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of PT Sistemas de Informação, S.A.; Vice-Chairman of the Board of Directors of CaixaNet S.A.; Chairman of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A.; Member of the Board of Directors and Chief Executive Officer of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from July 2003 until March 2008; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2003 until February 2009; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from January 2006 until October 2007; Chief Executive Officer of Oni Telecom from June 2000 until March 2003; Chief Executive Officer of Oni Açores from June 2000 to March 2003; Chief Executive Officer of EDS Ibéria from November 1996 until May 2000; Global Services General Manager of IBM from December 1986 until October 1996; Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996; Executive Director of Comferna, S.A. from 1995 to November 1996.

        Rui Pedro Oliveira Barroso Soares.    First elected April 2006. Age 37. Member of the Executive Committee of Portugal Telecom; Chief Executive Officer of Portugal Telecom Imobiliária, S.A.; Member of the Board of Directors of Africatel Holdings, BV; Chairman of the Board of Directors of Timor Telecom, S.A.; Chairman of the Board of Directors of TPT Telecomunicações Públicas de Timor, S.A.; Vice-Chairman of AIP—Associação Industrial Portuguesa; Chairman of APAN—Associação Portuguesa de Anunciantes and Member of the Board of Associação Comercial do Porto; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A., from 2006 until 2007; Executive Director of PT Compras—Serviços de Consultoria e Negociação, S.A. from 2005 until 2006; Consultant to the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., in Business Intelligence, Evaluation of Service Quality, Safety and Management of Real Estate issues from 2001 until 2004; Executive in Business Intelligence and Competitive Analysis at Banco Cetelem, Grupo Banque National de Paris/Paribas from 2000 until 2001; Assistant of the Socialist Group at the European Parliament from 1998 until 2000. Mr Rui Pedro Oliveira Barroso Soares resigned to his functions on 17 February 2010. This resignation is effective as from March 31, 2010.

        Manuel Rosa da Silva.    First elected March 2009. Age 42. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Comunicações; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Member of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A.; Member of the Board of Directors of Sportinveste—Multimédia, SGPS, S.A.; Member of the Board of Directors of Sportinveste—Multimédia, S.A.; Member of the Board of Directors of PT Multimédia from 2006 until 2007; Member of the Board of Directors of PT Comunicações, S.A. from 2004 until 2006; Group Director Corporate Finance at PT from 2002 until 2003; Director Investor Relations of PT Group from 2001 until 2002; Chief Financial Officer of PTM.com, Serviços de Acessos à Internet, SGPS S.A. from 2000 until 2002; Vice-President of Merrill Lynch, London; Director Morgan Grenfell Londres; Associate in SG Warburg London; Consultant at KPMG Consulting, London.

        Fernando Henrique Viana Soares Carneiro.    First elected 2006. Age 60. Member of the Executive Committee of Portugal Telecom since March 2009; Member of the Board of Directors and of the Executive Committee of REN SGPS S.A.; Member of the Economic Council at the Portuguese Embassy in London and representative of Portugal at the International Organization of Base Products from 2003 until 2006; Consultant from 2002 until 2003; Chairman of the Board of Directors of Somincor, Sociedade Mineira de Neves-Corvo, S.A. from 1998 until 2002; Chairman of the Board of Directors of EDM—Empresa de Desenvolvimento Mineiro, S.A. from 1998 until 2002; Member of the Board of Directors of the International Copper Association from 1998 until 2002; Member of the Board of Directors of the European Bank for Reconstruction and Development from 1993 until 1998; Member of the Board of Directors of the World Bank Group from 1989 until 1993. Mr Fernando Henrique Viana Soares Carneiro has resigned to his functions on 22 February 2010. This resignation is effective as from March 31, 2010.

        Shakhaf Wine.    First elected March 2009. Age 40. Member of the Executive Committee of Portugal Telecom; Chairman and Chief Executive Officer of Portugal Telecom Brasil S.A.; Vice-Chairman of the Board of Directors of Brasilcel N.V.; Chairman of the Control Committee of Brasilcel N.V.; Vice-Chairman of the Board of Directors of Vivo Participações, S.A.; Chairman of the Board of Directors of Mobitel S.A.; Member of the Board of Directors of Universo Online S.A.; Member of the Board of Directors of PT Investimentos Internacionais—Consultoria Internacional S.A.from 2006 until 2009; Member of the Board of Directors of PT Participações, SGPS, S.A. from March 2008 until March 2009; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures SGPS S.A. from March 2008 until March 2009; Member of the Board of

Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007. Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch, from 1998 until 2003. Senior Associate Director at the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. Foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. between 1991 and 1993.

        The following directors are not members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Age 66. Chairman of the Board of Directors of Portugal Telecom since April 2006; Chief Executive Officer of Portugal Telecom from April 2006 until March 2008; Chairman of General Council of Fundação Portugal Telecom; Chairman of General Council of Universidade de Lisboa; Member of the Strategic Council of Banco Finantia; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação; Non-executive Director of Fundação Eugénio de Almeida; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of Fundação Portugal África; Vice Chairman of the Board of Directors of ELO—Associação Portuguesa para o Desenvolvimento Económico e a Cooperação; Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 until 2008; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A. from 2006 until 2009; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 until 2008; Chairman of the Board of Directors of PT Portugal , SGPS S.A. from 2006 until 2007; Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 until 2008; Non-executive Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. from 2005 until 2007; Member of the Board of Directors of Espírito Santo Resources from 2005 until 2007; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2006 until 2007; Executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2002 until 2006; Non-executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. in 2001; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 until 2004; Chief Executive Officer of Diário de Notícias from 2002 until 2004; Chief Executive Officer of Jornal do Fundão from 2002 until 2004; Chief Executive Officer of Jornal de Notícias from 2002 until 2004; Chief Executive Officer of TSF from 2002 until 2004; Chief Executive Officer of Açoreano Oriental from 2002 until 2004; Chief Executive Officer of DN da Madeira from 2002 until 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2000 until 2004; Member of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2004 until 2007; Member of the Board of Directors of Parfil, SGPS S.A. from 2001 until 2004; Chairman of the Board of Directors of Margrimar—Mármores e Granitos, S.A. from 1999 until 2005; Chairman of the Board of Directors of Marmetal—Mármores e Materiais de Construção, S.A. from 1999 until 2005; Member of the Board of Directors of Controljornal, SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor—Mármores e Cerâmicas de Portugal, S.A. em 1990; President of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Managing Director of Fundação Eugénio de Almeida from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standard Eléctrica during 1981; Portuguese Ambassador to the O.E.C.D. from 1979 until 1981; Head of the Civil House of the President of the Republic of Portugal from 1976 until 1979.

        José María Alvarez-Pallete López.    First elected 2008. Age 46. Member of the Board of Directors of Portugal Telecom since 2008; Member of the Board of Directors of Telefónica, S.A.; Member of the Board of Directors of Telefónica Datacorp, S.A.U.; Executive Chairman of the Board of Directors of Telefónica Internacional, S.A.U.; Vice- Chairman of the Board of Directors of Telefónica Móviles México S.A. de C.V.; Vice- Chairman of the Board of Directors of Telecomunicações do São Paulo S.A. (Telesp); Substitute Member of the Board of Directors of Telefónica Chile, S.A. (CTC); Member of the Board of Directors of Telefónica del Perú S.A.A.; Member of the Board of Directors of Colombia Telecomunicaciones, S.A. ESP; Chairman of Supervisory Board da Brasilcel N.V.; Substitute Member of the Board of Directors of Telefónica Móviles Colombia S.A.; Member of the Board of Directors of Telefónica Larga Distancia de Puerto Rico, INC; Substitute Member of the Board of Directors of Telefónica Móviles Chile, S.A.; Substitute Member of the Board of Directors of Telefónica Argentina, S.A.. He began his career at Arthur Young Auditors in 1987 and joined Benito & Monjardin/Kidder, Peabody & Co. in 1988. In 1995 he joined Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations department. In 1996 he was promoted to chief financial officer of Cemex Group in Spain, and in 1998, to chief administration and financial officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as general manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to chief financial officer of Telefónica. In July 2002, he was appointed chairman and chief executive officer of Telefónica Internacional, S.A. Mr. Álvarez-Pallete holds a degree in economics from the Complutense University of Madrid. He also studied economics at the Université Libre de Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and an advance research degree from the Universidad Complutense of Madrid.

        Francisco Manuel Marques Bandeira.    First elected 2008. Age 52. Member of the Board of Directors of Portugal Telecom; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A.; Chairman of the Board of Directors of Banco Portugûes de Negócios S.A; Chairman of the Board of Directors of Banco Efisa; Non executive Chairman of the Board of Directors of Banco Caixa Geral Totta Angola, S.A.; Chairman of the Board of Directors of Parbanca, SGPS S.A.; Member of the Board of Directors of Partang, SGPS, S.A.; Member of the Board of Directors of Parcaixa, SGPS S.A.; Non Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Moçambique); Non Executive Chairman of Directive Council of Caixa Geral de Aposentações, I.P.; Non Executive Member of the Board of Directors of the Visabeira, SGPS, S.A.; Member of the Compensation Committee of REN—Redes Energéticas Nacionais, SGPS S.A.; Non-Executive Member of the Board of Directors of Grupo Pestana Pousadas from January 2007 until March 2009; Non-Executive Member of the Board of Directors of AdP—Águas de Portugal, SGPS S.A. from October 2006 until March 2009; Chairman of the Board of Directors of Banco Caixa Geral from January until December 2008; Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. from October 2006 until March 2008; Member of the Board of Directors of Caixa Geral de Depósitos S.A. from 2005 until 2008; Non-Executive Member of the Board of Directors of RAVE from 2001 until 2002; Non-Executive Member of the Board of Directors of FIEP from 1997 until 2001; Vice-Chairman of the Board of Directors of ICEP from 1996 until 2000; Member of the EXPO 98 and Commissary of Pavilhão de Portugal from 1996 until 1999; Associate Manager, Adjunct-Manager and Coordinator Manager of Banco de Fomento e Exterior from 1988 until 1996; Assessor of the Região Centro Committee in PIDR for Baixo Mondego from 1986 until 1988; Manager of IFADAP from 1981 until 1986; Teacher in the special teaching from 1975 until 1979.

        José Guilherme Xavier de Basto.    First elected 2007. Age 71. Member of the Board of Directors and of the Audit Committee of Portugal Telecom; Member of the Center of Studies at the Chamber of Chartered Accountants; Member of the Financial Matters Committee of Millennium BCP, S.A. since April 2009; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        Santiago Fernández Valbuena.    First elected 2008. Age 52. Member of the Board of Directors of Portugal Telecom; General Manager of Finance and Corporate Development of Telefónica, S.A. since December 2002 and member of the Executive Committee of Telefónica, S.A.; Chairman of the Board of Directors of Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (E.G.F.P.); Member of the Board of Directors of Ferrovial Group; Director of Telefónica Capital, S.A.; Chairman of the Board of Directors of Seguros de Vida y Pensiones Antares, S.A.; Chairman of the Board of Directors of Telefónica Finanzas, S.A.U. He joined Telefónica Group in 1997 as chief executive officer of Fonditel, Telefónica's pension assets manager. Previously, he was the managing director of Société Génerale Equities, and also head of Equities & Research at Beta Capital in Madrid. Mr. Fernández Valbuena served as president of the Research Commission at the Spanish Institute of Financial Analysts. He has held senior teaching positions with the MBA programs of the Manchester Business School and Instituto de Empresa. He holds a degree in economics from the Universidad Complutense of Madrid and he also holds an M.S. and a PhD degree in economics and finance from Northeastern University in the United States.

        João Manuel de Mello Franco.    First elected 1997. Age 63. Member of the Board of Directors and Chairman of the Audit Committee of Portugal Telecom; Member of the Board of Directors and Chairman of the Audit Committee of EDP Renováveis, S.A.; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. from 2002 until 2006; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 until 2004; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 until 2004; Chairman of the Board of Directors of Engimais from 2001 until 2004; Member of the Board of Directors of International Shipowners Reinsurance Company from 1998 until 2005; Member of the Superior Board of Portugal Telecom from 1996 until 1997; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; Chief Executive Office and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the Board of Directors of Guiné Telecom from 1994 until 1995; Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 until 1995; Member of the Board of Directors of CN—Comunicações Nacionais, S.A. from 1993 until 1995; Chairman of the Directorate of the Portuguese Association for the Development of Communications from 1993 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP—Telefones de Lisboa e Porto, S.A. from 1989 until 1994; Director of TDC—Tecnologia das Comunicações, Lda. from 1986 until 1989.

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Age 43. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of E.S.VENTURES, SCR, S.A.; Member of the Board of Directors of BES-Companhia de Seguros, S.A.; Member of the Board of Directors of Glintt, Global Intelligent Technologies, SGPS S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS S.A. from 1999 until 2009; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 until 2006; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 until 2006; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant at Roland Berger & Partner, Munich from 1991 until 1993; Consultant at Roland Berger & Partner, Portugal from 1989 until 1991.

        Mário João de Matos Gomes.    First elected March 2009. Age 62. Member of the Board of Directors and Audit Committee of Portugal Telecom; Founding Partner and Director of the Portuguese

Statutory Auditing Firm Ascenção, Gomes, Cruz & Associado—SROC; Vice-Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC); from 1985 until 2001, Adjunctive Professor at ISEG—Technical University of Lisbon; from 1971 until 1983, staff member of Arthur Andersen & Co., with managing responsibilities in the audit and tax departments in Lisbon; from 1983 until 1987, management consultant to the Board of an industrial company for issues relating to the improvement of management reporting and control systems. Mr. Gomes was also a member of the Professional Training Working Party (Comissão de Estágio) and of the Education Working Party (Comissão de Formação Profissional), as well as Chairman of the Insurance Working Party (Comissão Técnica das Entidades Seguradoras) of the OROC, with a relevant role in the preparation of the Portuguese Audit Statement (DRA) 830.

        Gerald Stephen McGowan.    First elected 2003. Age 63. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of the Virgina Center for Innovative Technology from 2004 until 2007; Ambassador of the United States to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 until 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        Rafael Luís Mora Funes.    First elected 2007. Age 44. Member of the Board of Directors of Portugal Telecom; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A.; Vice Chairman of the Board of Directors of Grupo Económica, SGPS S.A.; Member of the Supervisory Board of INDEG—ISCTE Business School; Member of the Board of Directors of Automóvel Clube de Portugal; Managing Partner of Heidrick & Struggles Portugal; Member of the Sustainability and Governance Committee of Millennium BCP Group until 2007.

        Maria Helena Nazaré.    First elected 2009. Age 60. Member of the Board of Directors of Portugal Telecom; President of the University of Aveiro (Portugal) since 2002; Vice-Chairman of European University Association (EUA) since March 2009; Chair of the Internationalization Working Group of the EUA; Member of the Research Working Group of the EUA, since 2004; Chair of the Committee of the Portuguese Rector's Conference for Research and Knowledge-transfer Member of the European Commission Expert Group for the European Research Area; President of the João Jacinto de Magalhães Foundation; Member of the Executive Council of Fundação das Universidades Portuguesas (Portuguese Universities Foundation); Chair of the Steering Committee of the Institutional Evaluation Programme of the European University Association (EUA) since 2005; Dean of the Health School of the University of Aveiro from 2000 tol 2002; Member of the Board of the Aveiro Maritime Harbour (1999-2000); President of Columbus Association: Network of European and Latin-American Universities; Head of the research Lab in "Física de Semicondutores em Camadas, Optoelectróncia e Sistemas Desordenados" (1996-1999); Vice Rector of the University of Aveiro (1991-1998); Head of the Research Institute of the University of Aveiro (1995-1998); Chair of the Executive Council of the Joao Jacinto de Magalhães Foundation (1993-1998); Member of the Steering Committee of the International Conference of Defects in Semiconductors (1997); Vice President of the Scientific Council of the University of Aveiro (1990-1991); Head of the Departament of Physics of the University of Aveiro (1978-1980; 1986 - 1988).

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Age 48. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES-Vida, Companhia de Seguros, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Bank Espírito Santo (International) Limited; Chairman of the Board of Directors of BIC—International Bank, Ltd (BIBL); Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of Directors of ES Tech Ventures, Sociedade de Participações Sociais, S.A.; Member of the Board of Directors of Espirito

Santo—Empresa de Prestação de Serviços, ACE; Chairman of the Board of Directors of AVISTAR, SGPS, S.A.; Member of the Board of Directors of BES Africa SGPS, S.A..Engaged to Banco Espírito Santo, Finance Department, in 1986; Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989; Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 until February 1992; Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Soc? until 1995; Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES; Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000; General Manager of Banco Espírito Santo, S.A. in March 2003; Director of Banco Espírito Santo, S.A. since March 2004.

        António Manuel Palma Ramalho.    First elected March 2009. Age 49. Member of the Board of Directors of Portugal Telecom; Chief Executive Officer of UNICRE—Instituição Financeira de Crédito, S.A. since July 2006; Vice-Chaiman of AIP-CE Associação Industrial Portuguesa—Confederação Empresarial; Independent non-executive Director of Grupo Soares da Costa; Chief Executive Officer of CP—Companhia de Caminhos de Ferro Portugueses, EP from 2004 until 2006; In Santander Group: Member of the Executive Committee of the Group and of the Crédito Predial Português from 2000 until 2003; In Champalimaud Group: Member of the Board of Directors of the Banco Totta & Açores from 1997 until 2000, Crédito Predial Português from 1997 until 2000, Banco Chemical Finance from 1998 until 2000 and Banco Pinto & Sotto Mayor from 1993 until 2000; Member of the Board of Directors of the Bolsa de Valores de Lisboa and of the SIBS—Sociedade Interbancária de Serviços, S.A.. Mr António Manuel Palma Ramalho has resigned his functions on March 25, 2010. Unless he is replaced, the resignation will be effective as from the end of April, 2010.

        Francisco Teixeira Pereira Soares.    First elected 2006. Age 60. Member of the Board of Directors of Portugal Telecom; Chairman of the Environment Committee of CEEP—European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes—("Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels"); Consultant of Parpública, S.A.. Member of the Board of Directors of Gadsa—Arquivo e Depósito, S.A. from October 2006 until October 2008; Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 until 2006; Chairman of Member of the Board of Director and Chief Executive Officer of I.P.E.—Tecnologias de Informação, SGPS S.A.from 2000 until 2001; Executive Member of the Board of Director of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital, Socierdade de Capital de Risco, S.A. from 1996 until 2000; Director of Ambelis—Agência para a Modernização Económica de Lisboa, S.A. from 1994 until 1996.

        Jorge Humberto Correia Tomé.    First elected 2002. Age 55. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Caixa Geral de Depósitos, S.A.; Chairman of the Board of Directors of Caixa—Banco de Investimento, S.A.; Chairman of the Board of Directors of Gerbanca, SGPS, S.A.; Member of the Board of Directors of Banco Comercial e de Investimentos, S.A.; Chairman of the Board of Directors of TREM—Aluguer de Material Circulante, ACE; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE; Chairman of the Board of Directors of CREDIP—Instituição Financeira de Crédito, S.A.; Member of the Committee of "Acompanhamento e Estratégia" of Fomentinvest, SGPS S.A.; Vice- Chairman of the Board of Directors of Banco Caixa Geral—Brasil, S.A.; Member of the Board of Directors of Parcaixa, SGPS, S.A.; Member of the Board of Directors of Cimpor—Cimentos de Portugal, SGPS, S.A..Chief Executive Officer of Caixa—Banco de Investimento, S.A. from 2001 until 2007; Non-Executive Director of Caixa Gestão de Patrimónios from 2001 until 2005; Member of the Board of Directors of Insurance Companies of Banif Group: "Açoreana", "O Trabalho", "O Trabalho Vida" and of the companies managers of pensions funds and of investments funds from 1996 until 2001; Partner of Coopers & Lybrand in Portugal from June 1995 until November 1996; Manager of the international department of

Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor from March 1994 until January 1995; Member of the Executive Committee of SULPEDIP, S.A. (currently PME Investimentos, S.A.), from June 1989 until March 1994; Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985; Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 until 1994; Technical Officer of Coopers & Lybrand Lda. from 1980 until 1982.

        Paulo José Lopes Varela.    First elected March 2009. Age 41. Member of the Board of Directors of Portugal Telecom; Chief Executive Officer of Visabeira Global, SGPS, S.A. since 2007; Chairman of the Board of Directors of Visabeira Global, SGPS S.A.; Chairman of the Board of Directors of Vista Alegre Atlantis, S.A..; Started his Professional career at Grupo Visabeira, in 1992, lived many years in Mozambique and Angola; Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola. His responsibility was the institutional representation, the general coordination in all the Visabeira's affiliates, within the country, as well as to represent the associated Grupo Visabeira in the administrative boards of its affiliates and also planning and strategical definition of the group businesses, including its integrated financial management; Since November 2009 he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, S.A..

        Milton Almicar Silva Vargas.    First elected March 2009. Age 53. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Cielo S.A. since July 2009; Effective Member of the Board of Directors of CPM Braxis S.A. since July 2009; Effective Member of the Board of Directors of Fleury S.A., since July 2009; Member of the Board of Directors of Monteiro Aranha S.A., since December 2009. In Banco Bradesco, S.A.: Department Director from December 1997 until March 2000, Managing Director from March 2000 until March 2002 and Executive Vice-President from March 2002 until June 2009; He also participates in the Administration of other Companies of Bradesco Organization; He was Member of the Managing Body and Managing Director of Fundação Bradesco and Member of the Board of Directors and Managing Director of the Foundation Institute for Digestive System and Nutrition Diseases (FIMADEN), Member of the Board of Directors of the Investor Relations Brazilian Institute—IBRI, Member of the Fiscal Council of the Credit Guarantor Fund (FGC) and Member of the Board of Directors of the Brazilian Association of Publicly-Held Companies (ABRASCA) and Member of the Auto Regulation Board of FEBRABAN. He was also a Bradesco representative at the Managing Council of the Brazilian Institute of Accounting, Actuarial and Financial Research (IPECAFI).

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 45. Member of the Board of Directors of Portugal Telecom; Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing TMT; Chairman of the Board of Directors of Ongoing Telecom; chairman of the Board of Directors of Ongoing Technology; Chairman of the Board of Directors of Ongoing Media; Chairman of the Board of Directors of Económica SGPS; Chairman of the Board of Directors of Rocksun, S.A.; Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.; Non-Executive Member of the Board of Directors of Heidrick & Struggles; Member of the General Council of ISCTE; Director of the Automóvel Clube de Portugal. From 1995 until 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles; Member of the Compensation Committee of a banking entity until 2007; Director of Andersen Consulting (currently Accenture) from 1987 until 1995.

Executive Officers

        In addition to our Executive Committee, we have certain other officers who are in charge of our various businesses and administrative departments and report directly to the Executive Committee or who are in charge of our subsidiaries. The names, offices, relevant past affiliations and certain other information for our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom. Appointed 2002. Age 61. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Fundação Portugal Telecom since 2003; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais-Consultoria Internacional S.A. from 2004 until 2006; Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS S.A.) from 2000 until 2006; Non-executive Member of the Board of Directors of CST-Compannia Santomense de Telecomunicações, SARL from 1999 until 2009; Manager of Image and Communication Department of Portugal Telecom group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 until 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 until 2005; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resitsces, General Secretary and Manager of Central International Corporate Department of Marconi in 1982; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Bruno Miguel Saraiva Pinheiro dos Santos da Costa Saldanha.    Age 34. Member of the Board of Directors of PT Centro Corporativo since 2009; Member of the Board of Directors of PT Finance BV since 2009; Chief Accounting Officer of Portugal Telecom SGPS, S.A. and Manager of Financial Reporting and Consolidation since 2009; Member of the Board of Directors of Janela Digital since 2008; Member of the Board of Directors of PT Prestações from 2006 to 2008; Deputy Manager for the Financial Reporting and Consolidation Team from 2002 to 2009; Audit and Risk Management of Arthur Andersen from 1998 to 2002.

        José Carlos Alfaia Mimoso.    Manager of the Corporate Taxation of Portugal Telecom. Appointed 2008. Age 57. Chief Accounting Officer and Manager of the Financial Reporting of TMN—Telecomunicações Móveis Nacionais, S.A. from 2006 until 2008 and from 1994 until 2001; Chief Accounting Officer and Manager of the Financial Reporting of PT Multimedia from 2002 until 2006; Board Member of TV Cabo Portugal from 2001 until 2002; Manager of the Financial Reporting, Audit Department and Planning and Control in Associated Companies of Centralcer—Central de Cervejas from 1984 until 1990 and from 1992 until 1994.

        Nuno Maria Macedo Alves Mimoso.    Secretary-General Deputy and Company Secretary Suplent of Portugal Telecom. Appointed 2002. Age 51. Company Secretary and Secretary of General Shareholders' Meetings of PT Centro Corporativo, S.A. reelected in April 2009; Secretary of General Meeting of PT Centro Corporativo, S.A. reelected in April 2009; Company Secretary and of PT Compras—Serviços de Consultoria e Negociação, S.A. reelected in March 2009; President of Ethics Committee, since January 10, 2007; Company Secretary of PT Imobiliária, S.A. reelected in March 2009; Secretary of General Meeting of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. reelected in May 2009; Chariman of General Meeting of PT Ventures, S.A. since April 2007; Chariman of General Meeting of PT Móveis, S.A. reelected in April 2009; Secretary of General Meeting of APOR reelected in April 2009; Chariman of General Meeting of PT Prestações, S.A. reelected in May 2009.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom. Appointed 2001. Age 43. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—

Consultoria Internacional since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau since 2007; Member of the Supervisory Board of Brasilcel since 2008; Member of the Management Board of Africatel Holding, BV since 2008; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, SA since 2007.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Chief of Staff to the CEO and Manager of the Human Resources Department of Portugal Telecom. Appointed 2008. Age 36. Manager of the Investor Relations Department of Portugal Telecom from 2004 until 2008. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager of BPI Fundos from 1999 until 2000; Deputy Director in the Research Department of Banco Finantia from 1996 until 1999.

        Pedro Guimaraes e Melo de Oliveira Guterres.    Manager of Planning and Control and Corporate Finance Department of Portugal Telecom. Appointed 2008. Age 34. Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, S.A. since 2009; Manager of Planning and Control of PT Portugal since 2009; Manager of Planning and Control of PT Comunicações S.A. from 2007 until 2008; Manager of Planning and Control of PT Multimedia from 2003 until 2007; Business Development of Portugal Telecom SGPS, S.A from 2000 until 2003; Merryl Lynch Investment Banking from 1997 until 2000.

        Nuno Manuel Teiga Luis Vieira.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2008. Age 38. Telecoms, Media and Technology Analyst at Millennium Investment Banking from 2000 until 2008; Account and Marketing Manager at Ericsson Telecomunicacoes from 1997 until 1999; Pre-marketing and Head of Customer Support of International Telecom Services at Comnexo, Redes de Comunicacao from 1995 until 1997.

        Marta Maria Dias Quintas Neves.    Head of the Regulatory Department of PT Portugal, SGPS, S.A.. Appointed 2008. Age 38. Head of the Corporate Legal Department of PT Multimedia from 2006 until 2007; Deputy of the Minister of Economic Activities and Labour from 2004 until 2005; Deputy of the Secretary of State Assistant of the Ministry of Economy from 2003 until 2004; Head of the Legal Department of Lusomundo SGPS, S.A. from 2002 until 2003; Head of the Legal Department of Lusomundo Audiovisuais, S.A. from 2000 until 2002; Legal Advisor of the Legal Department of Lusomundo Audiovisuais, S.A. from 1999 until 2000; Lawyer at Fernando de Souza de Brito—Law Firm from 1995 until 1999.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Age 46. Board Member of TPT—Telecomunicações Públicas de Timor, S.A., since May 2008; Chief Legal Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since April 2008; Head of European Community Affairs of ANACOM from 2003 until 2004; Member of the Regulatory Department of Portugal Telecom from 2000 until 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from 1998 until 1999; Seconded National Expert in the European Commission-DG Enterprise and DG Information Society from 1995 until 1998; Internal Legal Adviser of the Board of Directors of CN-Comunicações Nacionais, SGPS, S.A. from 1993 until 1995.

        Ana João de Castro Dias Vieira Figueiredo.    Manager of the Internal Audit Department of Portugal Telecom. Appointed 2008. Age 35. Senior Manager of the Internal Audit Department of Portugal Telecom from 2004 until 2007; Supervisor of Business Risk Services Practice of Ernst & Young from 2001 until 2003.

        Abilio Cesário Lopes Martins.    Manager of the Corporate Communications Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 38. Board Member of PT Comunicações, S.A., TMN—Telecomunicações Móveis Nacionais, S.A. and PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2007. Board Member of Portugal Telecom Brasil, S.A. since 2000. Board Member of PT.COM—Comunicações Interactivas, S.A. from 2006 until 2008. Chairman of the Board of Directors of PT Contact, Telemarketing and Services of Information, S.A. since 2009; Manager of Integrated Communication of PT Comunicações, S.A. from 2004 until 2008; Media Relations Advisor for Portugal Telecom's Chief Executive Officer from 2000 until 2002; Communication and Media Relations Consultant from 1998 until 2000.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Compras, Vivo, PT Investimentos Internacionais, S.A., PT Inovação S.A., PT Sistemas de Informação S.A., PT PRO, S.A. and PT Compras, are set forth below:

        Zeinal Abedin Mahomed Bava.    Chairman of the Board of Directors of PT Comunicações, S.A., TMN—Telecomunicações Móveis Nacionais, S.A. and PT Investimentos Internacionais, S.A. See "—Board of Directors and the Executive Committee."

        Luis Miguel da Fonseca Pacheco de Melo.    Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A.. See "—Board of Directors and the Executive Committee."

        Roberto Oliveira de Lima.    Age 59. Chief Executive Officer of Vivo Participacões S.A., Vivo S.A., Telemig Celular S.A. and formerly of TCO, Telerj, Telest,Telebahia, Telergipe, Celular CRT, TC, GT, Telegoia? s, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been a director of TBS Celular Participacões Ltda., Ptelecom Brasil S.A., Portelcom Participacões S.A. and all affiliates of Brasilcel, since 2005. He was the Chief Executive Officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was Chairman of the Board of Directors of Grupo Credicard from 1999 until 2005 and Chief Executive Officer of Banco Credicard S.A. from 2002 until 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A.

        Pedro Manuel Brandão Rodrigues.    Chief Executive Officer of PT Investimentos Internacionais. Appointed 2009. Age 58. Also Executive Board Member of PT Móveis, PT Participações, PT Ventures, CST and Africatel Holdings BV. From 2006 until 2009 he was CEO of PT Compras and also a member of the Supervisory Board of Brasilcel NV since 2003, formerly a Board Director and Member of the Executive Committee of TMN (2003-2006) and of PT Móveis, S.G.P.S., S.A.(2000-2003). Member of the Board of Meditelecom (2000-2004) and Mascom Wireless (2002-2003). He was elected to the Portuguese Parliament for Lisbon in the General Election of March 2002, re-elected in September 2009. He was a member of the Portuguese National Education Council elected by Parliament (2000-2005). From 1993 until 2000 he was also a member of the Board and of the Executive Committee of Banco Mello and Banco Mello de Investimentos. In 2002 he was appointed a member of the Committee for the Definition of the Television Public Service. He was CEO of Promindústria SA from 1987 until 1993 and before that Manager Product and Business Development at Alusuisse-Lonza in Zurich (1980-1987).

        Alcino José Rito Lavrador.    Chief Executive Officer of PT Inovação, S.A. Appointed 2008. Age 48. Software engineer at CET from 1985 until 1988; Member of the SS7/ISDN Protocols National Specification Experts Group from 1989 until 1992; Chief of Signalling department at CET, implementing signaling protocols for digital switches and Intelligent Networks, from 1992 until 1997; Chief of Intelligent Networks Services Development department at CET from 1998 until 2001; Director for Systems Integration at PT Inovação from 2002 until 2003; Executive Director at PT Inovação Brazil in São Paulo, Brazil, from 2003 until 2006; Member of PT Inovação's Executive Board from July 2006 until February 2008.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT Sistemas de Informação, S.A. Appointed 2009. Age 49. Chief Executive Officer of PT PRO S.A. from 2003 until 2009. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

        Gonçalo Pinto Coelho.    Chief Executive Officer of PT PRO, S.A. Appointed 2009. Age 39. Chief Financial Officer of PT PRO, S.A. from 2004 until 2009; Chief Financial Officer of PT Contact, S.A. from 2008 until 2009; Board Member of PT Imobiliária, S.A. from 2006 until 2009; Executive Board Member of Pro Share S.A. from 2007 until 2008; Chief Financial Officer of PT Compras, S.A. from 2003 until 2004; Senior Manager at Deloitte Lisbon from 2002 until 2003; Manager and Senior Manager at Arthur Andersen Lisbon from 1999 until 2002; Manager at Arthur Andersen Chicago, U.S. from 1998 until 1999; Auditor at Arthur Andersen Lisbon from 1994 until 1998. Degree in Business Management (Instituto Superior de Economia e Gestão—Universidade Técnica de Lisboa).

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

  Board of Directors, Including Executive Committee

        In the year ended December 31, 2009, we paid aggregate compensation of €7.6 to our directors (including members of our Executive Committee). The total amount of compensation paid to directors in 2009 includes: (1) €5.3 million in fixed compensation, (2) €2.2 million in variable compensation based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group. The table below sets forth the compensation for our directors for 2008 and 2009.

	2008		2009
	Fixed	Variable	Fixed	Variable
	(EUR Millions)
Executive board members	2.9	3.3	3.3	2.2
Non-executive board members	1.3	—	1.5	—
Audit committee	0.6	—	0.6	—

	4.8	3.3	5.3	2.2

        The Executive Committee included five executive board members during 2008 and, since April 2009, includes seven executive board members. Following the changes in corporate governance that occurred in the second quarter of 2008, the Chairman no longer has the function of Chief Executive Officer.

        Since the approval of Law No. 28/2009 of June 19, 2009, we are required to report the compensation earned by individual members of our Board of Directors, including members of our Executive Committee. The tables below set forth the fixed and variable compensation received by these individuals for the period from January 1, 2009 through March 26, 2009 and from the period from March 27, 2009 (the date of the Annual Meeting of Shareholders for 2009) through December 31, 2009.

 Board of Directors in Office from January 1, 2009 Through March 26, 2009

	Amounts Paid in 2009
	Fixed	Variable FY 2008(a)	Total
	(EUR)
Chairman of the Board of Directors
Henrique Granadeiro	165,485	—	165,485
Executive Committee
Zeinal Bava	165,485	794,236	959,721
Luis Pacheco de Melo	134,005	555,965	689,970
António Caria	115,840	448,685	564,525
Rui Pedro Soares	134,005	448,685	582,690

	549,334	2,247,571	2,796,905

Non-Executive Board Members
Audit Committee
João de Mello Franco	58,158	—	58,158
José Xavier de Basto	27,123	—	27,123
Thomaz Paes de Vasconcellos	54,226	—	54,226

	139,507	—	139,507

Other Non-Executive Board Members
José Maria Alvarez-Pallette	9,441	—	9.441
Franquelim Alves	26,241	—	26,241
Francisco Bandeira(b)	—	—	—
Fernando Soares Carneiro	21,229	—	21,229
Luis Azevedo Coutinho	13,551	—	13,551
Santiago Fernandez Valbuena	9,441	—	9,441
Joaquim Goes	18,282	—	18,282
Gerald S. McGowan	9,441	—	9,441
Rafael Mora Funes	18,282	—	18,282
Amilcar de Morais Pires	9,441	—	9,441
Francisco Soares	18,282	—	18,282
Jorge Tomé(b)	—	—	—
Nuno de Almeida e Vasconcellos	9,441	—	9,441

	163,072	—	163,072

	1,017,399	2,247,571	3,264,970

(a)
The annual variable compensation paid in the 2009 fiscal year set forth in the table above relates to performance during the year ended December 31, 2008 with respect to the 2006-2008 term of office.

(b)
Non-executive directors that renounced their compensation due to incompatibility with other professional duties.

 Board of Directors in Office After March 27, 2009

Amounts Paid in 2009
Fixed
(EUR)
Chairman of the Board of Directors
Henrique Granadeiro	485,423
Executive Committee
Zeinal Bava	546,101
Luis Pacheco de Melo	364,105
Carlos Alves Duarte	364,105
Rui Pedro Soares	364,105
Manuel Rosa da Silva	364,105
Fernando Soares Carneiro	364,105
Shakhaf Wine(a)	364,105

2,730,730

Non-Executive Board Members
Audit Committee
João de Mello Franco	213,246
José Xavier de Basto	99,451
Mário João de Matos Gomes	137,504

450,201

Other Non-Executive Board Members
José Maria Alvarez-Pallette	34,617
Francisco Bandeira(b)	—
Santiago Fernandez Valbuena	34,617
Joaquim Goes	67,034
Gerald S. McGowan	34,617
Rafael Mora Funes	67,034
Maria Helena Nazaré(b)	—
Amilcar de Morais Pires	34,617
António Palma Ramalho	63,849
Francisco Soares	103,851
Jorge Tomé(b)	—
Paulo Varela	63,849
Milton Vargas	32,972
Nuno de Almeida e Vasconcellos	103,851

640,907

4,307,261

(a)
Compensation paid by and expensed by a subsidiary of Portugal Telecom.

(b)
Non-executive directors that renounced their compensation due to incompatibility with other professional duties.

        In 2006, a three-year multi-annual variable compensation component was included in the compensation system for executive directors for the purpose of ensuring the Company's sustainability,

as well as its ability to achieve certain strategic goals of the Portugal Telecom Group. To that end, the multi-annual variable compensation determination, made on an annual basis and accruing throughout such term of office, was to be paid at the end of the term of office if the weighted average of all indicators for the term of office were equal to or in excess of 85% of the established goals. In the event the result of the evaluation of the multi-annual indicators failed to be, at least, in excess of 85% of the planned targets, any amounts accrued during the preceding years would be forfeited, and no payment of multi-annual variable compensation would be made.

        In accordance with that policy, the objective criteria for this annual accruing calculation, as approved by the Compensation Committee in December 2006, were as follows:

  •
  evolution of the return on capital employed (ROCE) of the Portugal Telecom Group vs. the ROCE of Group 2 of the DJ Stoxx Telecom for that same period;

  •
  net result growth and earnings per share for that same period;

  •
  the PT TSR (total shareholder return) ratio vs. the TSR ratio of the above-mentioned comparison group for that same period;

  •
  evolution of the PT SGPS Sustainability Rate as a function of the DJSI method;

  •
  evolution of PT SGPS image, taking into consideration the growth of the customer and employee satisfaction rate; and

  •
  compliance with strategic targets.

        Following the 2009 Annual Meeting of Shareholders, which approved the financial statements for the year ended December 31, 2008, and within the framework of the evaluation of the performance of the members of the Executive Committee by Portugal Telecom's Evaluation Committee, it was established that all quantitative and qualitative goals defined at the beginning of the 2006-2008 term of office had been achieved or exceeded as to the accrual during such period and individually in each year of such term of office.

        In particular, the PT TSR (an indicator measuring the total shareholder return taking into consideration the market price valuation, as well as dividends payment) for the period 2006-2008 was 608 basis points higher than the one of Group 2 of the DJ Stoxx Telecom.

        During the 2006-2008 period, we implemented a shareholder remuneration package that included (1) the payment of a dividend per share of €0.475 in 2006 and 2007 and €0.575 in 2008, in a total amount of €1,576 million, (2) the spin-off of PT Multimedia, through the allotment to our shareholders of 180.6 million PT Multimedia shares at a price of €9.18, corresponding to €1,658 million and (3) the buyback of €2.1 billion of our own shares, through the acquisition and subsequent cancellation of 232.3 million shares. In 2009, we paid a dividend of €0.575 Euros per share in respect of 2008 fiscal year, corresponding to €504 million.

        Taking into account the objective calculations associated to the compensation system approved in 2006, the Compensation Committee fixed the multi-annual variable compensation component for the 2006-2008 term of office, which was paid during the 2009 financial year, to the directors who commenced the term of office in the Executive Committee and concluded the same on March 26, 2009, as follows:

Henrique Granadeiro	€1,019,271
Zeinal Bava	1,019,271
Luis Pacheco de Melo	586,853
António Caria	586,853
Rui Pedro Soares	586,853

€3,799,101

        The amounts paid to directors in 2009 as multi-year variable compensation with respect to the 2006-2008 term of office were recognized for accounting purposes in the fiscal years to which they relate as follows: (1) €1,295,088 in 2006, (2) €1,142,950 in 2007 and (3) €1,361,063 in 2008.

        During the 2009 fiscal year, no compensation was paid or became due to former executive directors in connection with the termination of their office during the fiscal year. However, on December 31, 2009, the payment in respect of the termination of office of João Pedro Baptista in the 2008 fiscal year was due in the amount of €560,000.

        No current member of the Board of Directors is covered by any complementary pension plan or early retirement plan for directors. However, one of the persons who was a member of the Board of Directors until the March 27, 2009 Annual Meeting of Shareholders was covered by the Retirement Benefit Plan sponsored by PT Comunicações.

        In addition to the compensation described above, Executive Committee members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, pursuant to an internal policy for the Portugal Telecom Group. As of December 31, 2009, there were no members of our Board of Directors entitled to post-retirement benefits under the plans of PT Comunicações, and there was no share-based payment program in place.

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

  Compensation Committee

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2009, the members of the Compensation Committee are Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee), Francisco Adelino Gusmão Esteves de Carvalho and Francisco José Queiroz de Barros Lacerda. The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers.

        The Compensation Committee determines the compensation of the members of the Executive Committee based on objective criteria approved by the Compensation Committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee described in "Item 10—Additional Information—Corporate Governance—Other Committees and Functions—Evaluation Committee," within the framework of its specific powers, upon hearing the Chief Executive Officer. For more information about standards for membership on the Compensation Committee, see "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards—Committees Created by the Annual General Meeting of Shareholders—Compensation Committee."

        The executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself. Furthermore, pursuant to Portuguese law, the Annual Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of our company.

        The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described in greater detail in the Corporate Governance Report for 2009 that we are required to prepare under Portuguese law and that will be publicly available on our website at www.telecom.pt. Copies of the Corporate Governance Report are also available without charge upon request to our Investor Relations office.

        The relative significance of the variable and fixed components of director compensation, as well as an indication of the maximum limits for each component, are described in the compensation policy set forth in our Corporate Governance Report.

        Executive management member compensation components take into account our performance, in the short and medium-term, as well as the benchmarking of performance compared to other companies of a similar size and business.

        The compensation of the members of the Executive Committee is composed of fixed and a variable component, where the latter (1) is due only if an average of goal achievement of 85% is reached; and (2) as to the annual variable compensation, may amount to 90% of the fixed remuneration and, as to the multi-annual variable remuneration, may amount to 70% of the fixed remuneration if the goals predetermined for each situation are achieved. Goals for such annual compensation are established at the beginning of each year, and those for the multi-annual remuneration are established at the beginning of the term of office.

        Following the determination of the annual variable compensation according to this method, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and all the other members, upon proposal by the Evaluation Committee and the Chief Executive Officer, respectively. In any event, and depending on the level of achievement of pre-defined goals, the annual variable compensation may not exceed the fixed compensation in more than 110%, and the multi-annual compensation may not exceed the fixed compensation by more than 88%.

        The determination and payment of annual variable compensation for the 2009 financial year will be made by the Compensation Committee following approval of the year's accounts at the annual Annual Meeting of Shareholders to be held on April 16, 2010. Similarly, the multi-annual variable compensation depends on the achievement of the goals defined for the term of office, and is determined and paid only upon approval of the results for the last fiscal year of the term of office.

        The determination of the annual variable compensation is made on the basis of a percentage of the annual fixed compensation calculated by using the weighted average of the level of achievement of certain indicators. The annual variable compensation is due if such average achieves 85% of the goals established and if our company keeps its investment grade rating at the end of each year (unless the loss of rating results from a strategic decision of the Board of Directors).

        Additionally, the determination of the multi-annual variable compensation is calculated, on an annual and accrued basis, throughout the term of office, and paid at the end of the term to the members of the Executive Committee who remain in Portugal Telecom at the end of the term of office, if the weighted average of all indicators for such term of office achieves 85% of the goals established. If, during any fiscal year, the amount equals zero, any amounts obtained during previous financial years will not be forfeited, provided, at the end of the term of office, the result of the evaluation of multi-annual indicators exceeds the planned targets in 85% at least; otherwise, the accrued amounts will be forfeited.

  Key Employees

        In addition to our directors, we have certain key employees that include (1) the officers described above which are in charge of our various businesses and administrative departments and report directly to the Executive Committee, (2) the Chief Executive Officers of our major subsidiaries described above, and (3) other directors of our major subsidiaries which are not described above. In 2009, fixed compensation of key employees of the Portugal Telecom group management amounted to €7.0 million, and variable compensation amounted to €4.1 million, compared to fixed compensation of €7.6 million and variable compensation of €3.5 million in 2008.

        The fixed and variable compensation of the Portugal Telecom Group officers is determined for each Group operating company by a compensation committee of two officers of Portugal Telecom and a human resources manager.

        Thirteen of our key employees also participate in the PT Comunicações pension plan. For these key employees, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these key employees as at December 31, 2009 was €7.4 million. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

        As of December 31, 2009, there was no share-based payment program.

Board Practices

        At the General Meeting of Shareholders held on June 22, 2007, changes were made to our bylaws in order to adapt our corporate governance structure to the new legal framework established by Decree-Law 76-A/2006 of March 29, 2006, which amended the Portuguese Companies Code. At this meeting, the shareholders approved the adoption of the "Anglo-Saxon" model described in "Item 10—Additional Information—Corporate Governance." Under this model, the Audit Committee and the Statutory Auditor are our corporate supervisory bodies.

        As of December 31, 2009, João Manuel de Mello Franco, José Guilherme Xavier de Basto and Mário João de Matos Gomes were the members of our Audit Committee responsible for the oversight of our management.

        The Statutory Auditor, who, pursuant to Decree-Law 76-A/2006 dated March 29, 2006, is not a member of the audit committee, is responsible for examining our accounts. As of December 31, 2009, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was our effective Statutory Auditor. As permitted by law, no Alternate Statutory Auditor was appointed at our last general shareholders' meeting.

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

Employees

        We had a total of 10,978 employees in our domestic business as of December 31, 2009, 10,440 employees as of December 31, 2008 and 10,338 employees as of December 31, 2007.

        The table below sets forth the breakdown in the total number of our employees as of December 31, 2007, 2008 and 2009. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2007	2008	2009
Wireline	6,354	6,183	6,450
TMN	1,144	1,082	1,004
Vivo(1)	2,800	4,193	5,299
Other Businesses(2)	18,340	20,512	24,268
Total(3)	28,638	31,970	37,021

(1)
The number of employees corresponds to 50% of the employees of Vivo. The increase in 2009 resulted from the insourcing of our store employees.

(2)
The increase in 2009 is also related to Dedic, which had 19,133 employees at December 31, 2009

(3)
Of this total, we employed 10,338, 10,440 and 10,978 respectively, as of December 31, 2007, 2008 and 2009 in our domestic businesses and 18,300, 21,530 and 26,043 respectively, as of December 31, 2007, 2008 and 2009 in our international businesses.

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        In the wireline business, the total number of employees increased as a result of the management of the domestic businesses along customer segments and of the integrated management of the wireline and mobile businesses.

 Share Ownership and Share Option Plans

        There are no share option plans currently in place.

        As of April 9, 2010, our directors as a group directly owned 100,858 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of April 9, 2010
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava(1)	63,161	*
Luís Miguel da Fonseca Pacheco de Melo	45	*
Carlos António Alves Duarte	40	*
Manuel Francisco Rosa da Silva	90	*
Shakhaf Wine	—	—
Joaquim Aníbal Brito Freixial de Goes(2)	71,663,243	7.99%
Jorge Humberto Correia Tomé(3)	65,410,185	7.30%
João Manuel de Mello Franco(1)	13,308	*
Gerald Stephen McGowan	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(4)	60,416,159	6.74%
Amílcar Carlos Ferreria de Morais Pires(5)	71,662,952	7.99%
Francisco Teixeira Pereira Soares	—	—
Rafael Luis Mora Funes(6)	60,404,969	6.74%
José Guilherme Xavier de Basto	—	—
Francisco Manuel Marques Bandeira(7)	65,410,668	7.30%
José María Álvarez-Pallete López(8)	89,651,350	10.00%
Santiago Fernández Valbuena(9)	89,651,350	10.00%
Mário João de Matos Gomes	—	—
Maria Helena Nazaré	—	—
António Manuel Palma Ramalho	474	*
Paulo José Lopes Varela	7,134	*
Milton Almicar Silva Vargas	—	—

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 71,660,806 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. Mr. Freixial de Goes is a member of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(3)
Includes 65,410,185 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Jorge Humberto Tomé. Mr. Tomé is a member of the Board of Directors of Caixa Geral de Depósitos, S.A. Mr. Tomé disclaims beneficial ownership of the shares held by Caixa Banco Geral de Depósitos and its affiliates.

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

(5)
Includes (1) 2,146 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 71,660,806 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(6)
Includes 60,404,969 shares held by Ongoing Strategy Investments—SGPS, S.A., for which Mr. Rafael Luis Mora Funes acts as a member of the Board of Directors. Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by Ongoing Strategy Investments—SGPS, S.A.

(7)
Includes (1) 483 shares held directly by Mr. Francisco Manuel Marques Bandeira and (2) 65,410,185 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Francisco Manuel Marques Bandeira. Mr. Bandeira was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Vice Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A.. Mr. Bandeira disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos and its affiliates.

(8)
Includes (1) 100 shares held directly by Mr. José María Álvarez-Pallete López and (2) 89,651,250 shares held by Telefónica, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. José María Álvarez-Pallete López. Mr. Álvarez-Pallete López was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is a member of the Board of Directors of Telefónica, S.A. Mr. Álvarez-Pallete López disclaims beneficial ownership of the shares held by Telefónica, S.A. and its affiliates.

(9)
Includes (1) 100 shares held directly by Mr. Santiago Fernández Valbuena and (2) 89,651,250 shares held by Telefónica, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. Santiago Fernández Valbuena. Mr. Fernández Valbuena was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the General Manager of Finance and Corporate Development of Telefónica, S.A. Mr. Fernández Valbuena disclaims beneficial ownership of the shares held by Telefónica, S.A. and its affiliates.

        None of our other executive officers holds more than one percent of our ordinary shares.

        During 2007, 2008 and 2009, we did not adopt any share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder which owns 2% or more of our share capital based on the most recent information received from our shareholders as of April 9, 2010.

	Amount Owned as of April 9, 2010(1)	Percent of Class as reported by Shareholders
Telefónica(2)	89,651,250	10.00%
Banco Espírito Santo Group (BES)(3)	71,660,806	7.99%
Brandes Investment Partners, L.P.(4)	70,772,442	7.89%
Caixa Geral de Depósitos Group(5)	65,410,185	7.30%
Ongoing Strategy Investments—SGPS, S.A.(6)	60,404,969	6.74%
Visabeira Group(7)	22,667,473	2.53%
Barclays Group(8)	22,470,435	2.51%
BlackRock Inc.(9)	21,025,118	2.35%
Controlinvest Comunicações(10)	20,419,325	2.28%
Norges Bank(11)	17,991,955	2.01%

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

(2)
Includes 76,327,500 ordinary shares held by Telefónica, S.A., 7,994,250 held by Telecomunicações do São Paulo S.A. and 5,329,500 held by Aliança Atlântica Holding B.V., all entities controlled, indirectly or directly, by Telefónica, S.A.

(3)
Includes 5,759,041 ordinary shares held by the BES Pension Fund, 55,451 held by members of the management and supervisory boards of BES and 65,849,314 held by companies in a control or group relationship with BES.

(4)
A U.S. registered investment adviser. Each of Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby may be deemed to be beneficial owners of these shares. Each of Brandes Investment Partners, Inc. and Messrs. Brandes, Carlson and Busby disclaims any direct ownership of these shares except for an amount that is substantially less than one percent of the number of shares reported. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of these shares.

(5)
Includes 55,071,741 ordinary shares held by Caixa—Banco de Investimento, S.A., 9,594,506 held by Companhia de Seguros Fidelidade Mundial, S.A., 693,135 held by CGD Pensões—Sociedade Gestora de Fundos de Pensões, S.A., 32,738 held by the London branch of Caixa Geral de Depósitos and 18,065 held by Império Bonança—Companhia de Seguros, S.A.

(6)
Includes 22,600,000 ordinary shares held by Ongoing Strategy Investments—SGPS, S.A. and 37,804,969 held by Insight Strategy Investments—SGPS, S.A., a 99.99%-owned subsidiary of Ongoing Strategy Investments—SGPS, S.A.

(7)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A. ("Visabeira Group") and 11,144,260 held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group.

(8)
Holdings attributed to Barclays PLC and its subsidiaries (the "Barclays Group") include 17,746,220 ordinary shares held by Barclays Capital Securities Ltd, 3,183,538 held by Barclays Capital Inc., 695,780 held by Barclays Bank Plc., 297,600 held by Barclays Wealth Managers Portugal—SGFIM, S.A., 297,297 held by Barclays Bank, S.A. and 250,000 held by Barclays Capital Luxembourg SARL.

(9)
Held through BlackRock Investment Management (UK) Limited.

(10)
Held by Controlinveste International Finance, S.A., which is wholly owned by Controlinveste International, S.à.r.l., which, in turn, is owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos—Publicidade, Televisão e Media, S.A. Controlinveste Comunicações, SGPS, S.A. is wholly owned by Olivedesportos—Publicidade, Televisão e Media, S.A., which, in turn, is fully owned by Sportinveste, SGPS, S.A. Sportinveste, SGPS, S.A. is wholly owned by Controlinveste, SGPS, S.A., which, in turn, is wholly owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira.

(11)
Held by Norges Bank, the Central Bank of Norway.

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

        Under the terms of our strategic agreement with Telefónica, we may acquire up to 1.5% of Telefónica's share capital and Telefónica may increase its ownership interest in our ordinary share capital up to 10%. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica." On December 18, 2007, Telefónica sold 18,558,181 of our ordinary shares, after which it held 93,915,644 of our ordinary shares, representing 9.96% of our share capital. On December 17, 2008, Telefónica announced that, due to the share capital reduction we undertook in December 2008, it held more than 10% of the voting rights. On December 19, 2008 Telefónica sold an additional 4,264,394 shares, which brought it to 10.00% of our share capital. António Pedro de Carvalho Viana Baptista, an executive officer of Telefónica, was a non-executive member of our Board of Directors until his resignation, which was announced on January 31, 2008. José María Álvarez-Pallete López, Chairman and CEO of Telefónica Internacional, and Santiago Fernández Valbuena, General Manager of Finance and Corporate Development of Telefónica, S.A., were appointed as non-executive members of our Board of Directors in February 2008 and are still in office. Telefónica is our joint venture partner in Vivo. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Alliance with Telefónica."

        As of the filing of our Annual Report on Form 20-F for the year ended December 31, 2007, Banco Espírito Santo Group, or BES, held, directly and indirectly, 79,924,811 of our ordinary shares, then representing 8.48% of our share capital. During 2008, BES purchased an additional 3,770,160 of our ordinary shares, following which it held 9.34% of our share capital as of the filing of our Annual Report on Form 20-F for the year ended December 31, 2008 (the "2008 20-F"). Since the filing of that report, BES sold a portion of its shares and held 71,660,806 of our ordinary shares as of April 9, 2010, representing 7.99% of our share capital. Joaquim Aníbal Freixial de Goes, member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of the filing of our 2008 20-F, Caixa Geral de Depósitos Group, or Caixa, held, directly and indirectly, 7.28% of our ordinary shares, and it held 7.30% of our share capital as of April 9, 2010. Armando António Martins Vara, a member of the Board of Directors of Caixa, was a non-executive member of our Board of Directors until his resignation, which was announced on January 18, 2008. Jorge Humberto Correia Tomé, a member of the Board of Directors of a subsidiary of Caixa, is a non-executive member of our Board of Directors. Francisco Manuel Marques Bandeira, Executive Vice President of Caixa, was appointed as a non-executive member of our Board of Directors in February 2008 and is still in office.

        As of the filing of the 2008 20-F, Ongoing Strategy Investments—SGPS, S.A. ("Ongoing") held, directly and indirectly, 6.74% of our ordinary shares, and it held the same percentage as of April 9, 2010. Nuno de Almeida e Vasconcellos is the Chairman of Ongoing and is a non-executive member of our Board of Directors. Mr. Rafael Luis Mora Funes is a member of the Board of Directors of Ongoing and is also a non-executive member of our Board of Directors.

        As of the filing of the 2008 20-F, Visabeira Group held, directly and indirectly, 2.53% of our ordinary shares, and it held the same percentage as of April 9, 2010. Mr. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors.

        The Board of Directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders in accordance with Portuguese law and practice. The proposal for the members of the board elected in June 2007 was submitted by BES, Caixa and Ongoing, and the proposal for the members of the board proposed to be elected at the Annual Meeting of Shareholders held in March 2009 was submitted by BES and Caixa.

        Since the filing of our 2008 20-F, the following shareholders passed the threshold of ownership of move 2.0% of our share capital and are now major shareholders listed in the table above: BlackRock Inc. and Norges Bank. BlackRock Inc. reported that it acquired those shares through the acquisition of the Barclays Global Investors business. In addition, since the filing of our Annual Report on Form 20-F for the year ended December 31, 2008, the following persons who were then our major shareholders now own less than 2.0% of our shares: Ontario Teachers' Pension Plan Board (2.00% of our ordinary shares as of March 19, 2009) and Taube Hodson Stonex Partners (2.06% of our ordinary shares as of March 26, 2009).

        As of December 31, 2009, approximately 4% of our issued share capital was held of record in the form of ordinary shares by approximately 168 U.S. residents. As of March 31, 2010, approximately 4% of our issued share capital was held in the form of ADSs by 165 holders of record, including The Depositary Trust Company.

 Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, five of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. The terms of these agreements, which are not set by the non-executive Board members, are similar to those entered into between independent entities in comparable transactions. Please see Notes 9.1, 9.2 and 45 to our audited consolidated financial statements, which notes are incorporated by reference into this section, for the amounts and other details regarding transactions with these companies, including Caixa Geral de Depósitos Group, Banco Espírito Santo (BES) Group, Visabeira Group, Controlinveste, Ongoing and H&S—Consultores de Gestão, Lda., a consulting firm of which Mr. Rafael Mora Funes, one of our non-executive board members, is managing director. The services provided by these companies include banking, financial advisory and insurance services. Our pension and healthcare funds also have assets invested with our company, Telefónica, Banco Espirito Santo Group and Ongoing in the amounts set forth in Notes 9.1, 9.2 and 45.

        For information regarding arrangements with major shareholders pursuant to which certain persons were selected as members of our Board of Directors, see "—Major Shareholders" above.

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

        In the ordinary course of our business, we also enter into transactions with entities that we control jointly with other persons and with associated companies in which we hold significant investments. Notes 31 and 45.a to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Sportinvest Multimédia, SGPS, SA, a manager of investments; and Multitel—Serviços de Telecomunicações, Lda., a data and digital communications services provider in Angola. The loans granted to these entities are capital loans to finance their operations and/or develop new businesses. These loans do not bear interest or mature and are recorded in our consolidated financial statements under shareholders' equity.

Related Party Transactions Policies

        Since 2006, we have followed a policy on transactions with related parties aimed at ensuring the correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of "transaction" and "related parties." This policy pursues a dual purpose: (1) enabling our financial statements to disclose the existence of related party transactions and their pending balances and (2) safeguarding our interests in potential conflict of interest situations vis-à-vis the interests of persons or entities who may have the ability to influence, directly or indirectly, our management.

        Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving the identification of the transactions, transparency in the transaction decision-making process and, if required, disclosure according to the Portuguese Securities Code and the rules of the Portuguese Securities Commission (CMVM) and the SEC.

        In December 2009, we modified our policy on transactions with related parties, primarily to adjust it in light of amendments to IAS 24 and to adopt best market practices on this matter, in anticipation of the recommendations issued by CMVM on this matter. The most significant modification consisted of providing rules for the prior assessment by the Audit Committee of the execution of certain related party transactions where some material requirements as described in the policy are met.

        As a result, the execution of any transaction with related parties the value of which is in excess of €100,000 is now subject to prior favorable opinion of the Audit Committee.

        Furthermore, transactions with shareholders who are owners of a qualified holding percentage or with special voting rights, with their relatives or with companies in a control or group relationship with the said shareholders or relatives, the amount of which exceeds €1,000,000, are subject to approval by our Board of Directors. The Audit Committee's opinion must confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

        Transactions with directors either of Portugal Telecom or of our subsidiaries, irrespective of the amounts involved, are also subject to the prior approval by the applicable Board of Directors, upon the favorable opinion of the applicable supervisory corporate body, as provided for under Article 397 of the Portuguese Companies Code.

        Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

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

        In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with our use of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in our favor in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by Portugal Telecom, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and we submitted a response to the appeal. The decision on appeal was partially favorable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and that court's decision is pending.

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

        Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute. Some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. In 2009, Decree-Law 123/2009, of May 21, 2009, clarified that no other tax should be applicable by municipalities in addition to the regime established by Law 5/2004 of February 10, 2004. Currently, PT Comunicações is subject to a claim for municipal taxes and fees initiated by the Municipality of Seixal. In addition, there are several claims from others municipalities, including the Municipality of Aveiro.

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to:

  •
  PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts. In 2004, Autoridade da Concorrência issued a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, Autoridade da Concorrência issued a revised statement of objections. PT Comunicações has responded to these statements of objections and does not believe it has violated applicable law and regulations. However, on August 1, 2007, Autoridade da Concorrência imposed a fine of €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court on August 30, 2007. On March 2, 2010, PT Comunicações has been cleared by the Commercial Court of Lisbon of fine imposed in 2007. On March 12, 2010, Autoridade da Concorrência appealed the decision of the Commercial Court before a higher court (the Tribunal da Relação). The appeal suspended the decision of Autoridade da Concorrência pending a decision by the higher court;

  •
  PT Comunicações regarding alleged anti-competitive practices in the broadband Internet market (this complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações and TV Cabo, which we spun off as part of PT Multimedia in 2007). Specifically, Autoridade da Concorrência alleged that our "Rede ADSL PT" wholesale offer of broadband services between May 22, 2002 and June 30, 2003 did not allow the remaining competitors to generate a sufficient profit margin. On September 2, 2009, we announced that we had been notified by Autoridade da Concorrência that it had concluded its investigation and had decided to impose a fine of €45.0 million on us. We strongly disagree with this ruling and have appealed the decision to the Commercial Court of Lisbon on September 29, 2009. We believe, among other things, that the wholesale offer was permitted under the competition law then in force (DL 371/2003) and was supervised by ANACOM. In addition, we have argued that the wholesale offer was maintained in place for 14 days after the new competition law was approved (Lei 18/2003) only to permit ANACOM to determine the terms of the new offer and that the fine imposed exceeds the maximum €1 million fine allowed under the prior competition law. We intend to defend against these proceedings vigorously. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the higher court; and,

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. In April 2007, Autoridade da Concorrência, accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on leased lines. On September 1, 2008, PT Comunicações was notified by Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court (Tribunal do Comércio) on September 29, 2008. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the court.

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

        On June 8, 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under Article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services through our then-subsidiary PT Multimedia and our subsidiary PT Comunicações, respectively. Sonaecom requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called "structural remedy." However, on February 2, 2006, the Commission responded that the complaint should be addressed to Autoridade da Concorrência. To our knowledge, proceedings before the European Commission related to this complaint are now closed. We have not received further information about whether Sonaecom intends to pursue this matter with Autoridade da Concorrência. After the Commission's response, Sonaecom and its parent Sonae, SGPS, S.A. announced an unsolicited tender offer for all the outstanding ordinary shares of Portugal Telecom, but this tender offer has lapsed.

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese government's sale of the basic telecommunications network to us in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its concession agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid." Pursuant to its concession agreement, PT Comunicações was exempt from the payment of municipal tax from 1995 until this exemption was revoked by Law 5/2004, of February 10, 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. We have not received information from the European Commission or the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights it holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and on December 2, 2009, the Advocate General in charge for the case issued an opinion stating that the Portuguese State's ownership of our A shares does not comply with the European rules on the free movement of capital. A decision is pending by the European Court of Justice.

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

Other Portugal Telecom Legal Proceedings

        In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim of €64 million against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. TVI claimed that this amount reflected the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit that it would have made had it used that network (which TVI argued was more extensive and more developed than its own). In 2009, both parties reached an agreement and the claim was settled. PT Comunicações did not have to pay any amount.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, S.A. (collectively, "HLC") filed a lawsuit against PT Comunicações in the Lisbon Civil Court seeking compensation of €15 million. HLC is arguing that PT Comunicações (1) ceased rendering fixed telephone services, (2) ceased rendering interconnection services and (3) interrupted PT Comunicações' leased line services, and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. This claim was settled in 2009 because the Court ruled in favor of PT Comunicações and HLC did not appeal.

        In March 2004, TVTEL Grande Porto—Comunicações, S.A., or "TVTEL," a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TVTEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TVTEL's telecommunications network. TVTEL alleges that PT Comunicações intended to favor both itself and TV Cabo. TVTEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TVTEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the new dates for trial are scheduled for May 2010.

        On November 2008, ONI—SGPS, S.A. ("ONI") initiated an arbitration proceeding against TMN. ONI is seeking damages of €24.9 million, accrued with interest or adjusted for inflation. Subsequently,

taking October 31, 2008 as its reference date, ONI quantified its plea as €36.1 million overall. According to ONI, the grounds for this proceeding are the following:

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

  •
  ONI now claims that TMN must pay back the aforementioned €24.9 million received from ONIWAY, as no roaming services were ever rendered by TMN to ONIWAY for reasons outside of ONIWAY's control; and

  •
  ONIWAY sold its potential claim against TMN to ONI for €5.0 million, and as a result, ONI is now our counterpart in this proceeding.

        TMN has argued that it fulfilled all of its obligations under the roaming agreement and that ONIWAY, of its own free will, chose not to use TMN's GPRS telecommunications network. As such, the fee paid by ONIWAY was duly paid under the agreement and TMN has no obligation to pay it back.

        ONI is now preparing a response to TMN's defense, after which the arbitration court will convene and most likely will ask to hear witnesses. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of €6.9 million. As at 31 December 2009, we had recorded a provision for this legal action.

Total Provisions for Legal Proceedings

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2009, our provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) totaled €69.8 million. In addition, we estimate that our potential liability in civil, labor and other legal proceedings (other than tax contingencies) in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €229.7 million as of December 31, 2009. In addition as of December 31, 2009, we had recorded provisions for probable losses relating to tax contingencies of €38.0 million, and we estimate that our potential liability for tax contingencies in which a loss is considered possible (but not probable) was €842 million as of the same date. The provisions for probable losses and the estimates of possible losses include our 50% share of Vivo's probable contingencies and possible contingencies described under the first two paragraphs of "—Vivo Legal Proceedings" below.

Vivo Legal Proceedings

        Vivo is party to several administrative and legal proceedings that, if decided adversely, could have a material adverse effect on its business, financial condition and results of operations. Vivo has recorded provisions in its financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by its legal counsel. Below is a summary of certain of Vivo's administrative and legal proceedings. In the summary below, the provision amounts are the full amounts recorded by Vivo, not Portugal Telecom's 50% share. Portugal Telecom's 50% share of these probable contingencies was €55.4 million as of December 31, 2009.

        However, Vivo does not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by its legal counsel. As of December 31, 2009, our 50% share of the possible contingencies amounted to €913.8 million.

  Civil

  Consumers' Rights and Other Civil Claims

        Vivo is a party to several law suits brought against it by individual consumers or civil associations representing consumers' rights that allege its failing to properly provide its products and services. None of these lawsuits are individually material. Based on the opinion of its counsel, Vivo believes that probable losses with respect to these claims total approximately R$145.8 million, an amount for which Vivo has made provisions, and that possible losses with respect to these claims total approximately R$492.8 million.

        Vivo is a party to several civil claims and has made provisions for these claims sufficient to meet probable losses. It believes that probable losses with respect to these civil claims total approximately R$100.8 million, a decrease of R$27.7 million in 2009.

  ANATEL

        Vivo is also party to several administrative and legal actions brought by ANATEL that allege non-compliance with regulatory requirements related to SMP service, in the total amount of approximately R$17.5 million, including claims involving Vivo S.A and Telemig Celular. Based on the opinion of its counsel, Vivo believes that the likelihood of unfavorable outcomes with respect to these claims is probable.

  Breakup of Telebrás

        Telebrás, Vivo's legal predecessor, was a defendant in a number of administrative and legal proceedings and was subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law), and any liability for which specific accounting provisions have been assigned to Vivo or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás had been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to these claims is remote.

  Tax Credits

        Vivo and other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed on December 16, 1999 against the new holding companies, including Vivo and TCO (which has since merged into Vivo), seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although Vivo believes that the restructuring was implemented in accordance with Brazilian law, Vivo believes, based on the opinion of outside counsel, that an unfavorable outcome with respect to this claim is possible. In such a case, Vivo would be required to pay all the taxes that were offset against goodwill. Vivo is unable to determine at this time the extent of any potential liabilities with respect to this claim.

  Ownership of Caller ID

        On November 20, 2001, Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. ("Lune"), a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Telesp Celular Participações (currently Vivo Participações S.A.) and its subsidiaries. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency—INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune's right to use patent number 9202624-9 was suspended by a federal judge in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Cellular and Telerj Celular (former Vivo subsidiaries prior to its corporate restructuring) filed identical lawsuits against Lune and INPI, and those lawsuits are still pending before the courts. In connection with this proceeding, a third company, Sonintel, and its two partners also brought an opposition action, whereby they reinvoked their rights to a previous patent related to Caller ID and to which the above-mentioned patent (number 9202624-9) was linked. Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to Lune's claim against it is possible. Vivo is unable to determine at this time the extent of any potential liabilities with respect to this claim.

  Validity of Prepaid Plan Minutes

        Vivo and its subsidiaries, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the public prosecutor's office and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts reviewing this matter. Although Vivo believes that its criteria for imposing the deadline is in compliance with ANATEL's rules, Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible, except for class actions against Telemig Celular, for which the likelihood of an unfavorable outcome with respect to this claim is considered remote, based on the opinion of outside counsel.

  Litigation Relating to the Charging of a Monthly Subscription Fee

        GT, Telegoiás Celular and Telems Celular (former Vivo subsidiaries prior to its corporate restructuring), together with other mobile telecommunications operators, are defendants in class action suits brought by the federal public prosecutor's office and local agencies for consumers' protection, which challenge the assessment, by these operators, of monthly subscription tariffs, alleging that there is no legal provision authorizing such a charge. According to the plaintiffs, the charging of monthly subscription tariffs also violates the Brazilian Consumer Law.

        In October 2007, the Brazilian Supreme Court of Justice (STJ) has taken a position favorable to Brazilian telecommunications operators holding that the charging of a monthly subscription fee is legal.

        Based on the opinion of its legal counsel, Vivo believes that the possibility of an unfavorable decision in this lawsuit is remote, given that the assessment of monthly subscription tariffs is expressly allowed by Brazilian telecommunications regulations.

  Difference in Shares

        More than 100,000 lawsuits were brought by fixed-line subscribers against the holding companies created as a result of the breakup of the Telebrás system. Celular CRT is named in more than 4,000 of these lawsuits, relating to its predecessor company, Companhia Rio-Grandense de Telecomunicações, currently Brasil Telecom S.A, in the State of Rio Grande do Sul.

        Prior to the privatization process, telecommunications network expansion was partially financed by plans regulated by the Ministry of Communication, which entitled fixed telephone line subscribers to receive a certain number of shares of capital stock of their respective fixed telephone service provider based on amounts that these subscribers paid for their fixed line subscriptions.

        The plaintiffs claim to have rights regarding contracts entered into by the predecessor telecommunications company for fixed line subscriptions. They claim that the amount they paid for their fixed line subscriptions would be convertible into a certain amount of Vivo's shares after a 12-month subscription period.

        The plaintiffs allege that the procedure by which the shares were subscribed in their names was unlawful, abusive and, during a period of high inflation, did not take into consideration the monetary correction of the amount they had paid to subscribe their fixed telephone lines. Therefore, in each lawsuit, the plaintiffs claim that they have the right to subscribe for additional new Vivo shares as payment.

        The State Court of Appeal of Rio Grande do Sul, in Brazil, has taken a position favorable to the plaintiffs regarding Companhia Rio-Grandense de Telecomunicações (Brasil Telecom S.A.), thus explaining the abundance of lawsuits against this company. Recently, it was reported that Companhia Rio-Grandense de Telecomunicações was ordered by the court to pay more than R$2.5 billion in connection with these lawsuits.

        However, Celular CRT, a previous subsidiary of Vivo, was ordered to pay the subscribers in only approximately 45 lawsuits. Vivo has argued, among other arguments, that the lawsuit against it is improper on the grounds that liability for any claims arising out of acts committed prior to the effective date of the breakup of Telebrás should remain with the predecessor company (e.g., Companhia Rio-Grandense de Telecomunicações, currently Brasil Telecom S.A.). Decisions favoring this argument have been issued, including by the Supreme Court of Justice (the Supremo Tribunal de Justiça). A similar argument was adopted in the lawsuits brought against the holding companies created as a result of the breakup of the Telebrás system, as a result of which the plaintiffs dropped their actions against both Vivo and TCO.

        Since 2007, Celular CRT has won all new lawsuits commenced against it. Presently, more than 2,800 of the lawsuits have already been finalized, and there are about 1,400 lawsuits waiting for final judgment. Based on the opinion of its counsel, Vivo believes that the likelihood of an unfavorable outcome with respect to these claims is remote.

  VU-M

        Global Village Telecom (GVT), a Brazilian telecommunications operator, filed a lawsuit against ANATEL and several wireless telecommunications operators, including Vivo and Telemig Celular, claiming that the VU-Ms are fixed at an abusive rate and that these operators employ anticompetitive practices which are causing financial damages to the plaintiff. GVT requested a preliminary injunction in order to reduce the VU-Ms and a determination by a judicially appointed expert of the proper value of the VU-Ms on a "cost-based model." GVT also seeks compensation from the wireless operators in the amount of the difference between the value currently charged by the wireless operators and the value to be declared at the final judgment. The preliminary order was initially denied, but after a renewal requested by the plaintiff, a preliminary order was granted to GVT to allow judicial deposits of the difference between R$0.2899, which must be paid to wireless operators, and the values currently charged. ANATEL and some wireless operators, including Vivo, appealed the preliminary order to the Federal Court, and a final decision is pending. Based on the opinion of its counsel, Vivo believes that the likelihood of an unfavorable outcome with respect to this claim is possible.

  Tax-Related Claims

  State Taxes—ICMS

        In the Brazilian States of Acre, Pará, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima, Rondônia, Tocantins, Amazonas and Distrito Federal, Vivo received tax assessments totaling R$160.2 million in December 31, 2009 (as compared to R$109.2 million as of December 31, 2008) in connection with (i) the ICMS tax applied to occasional or complementary services that do not constitute telecommunications services, (ii) the ICMS tax applied to international calls made from Brazil, (iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods, (iv) the ICMS tax applied to non-remunerated provisions of telecommunications services consisting of the donation of credits to be used in the prepaid service plan, (v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients, (vi) alleged failure to comply with supplementary obligations, (vii) other taxes relating to the sale of goods, (viii) delinquent fines for spontaneous infraction notices, (ix) ICMS tax on the non-payment of taxes referring to tax substitution by later operations, (x) ICMS tax on electrical energy credits, (xi) ICMS tax resulting from cancelling telecommunications services, (xii) amounts resulting from the difference in the tax determined based on the documents delivered by telecommunications operators to other operators detailing the other operator's use of their network (known as DETRAFs) and (xiii) bundled sales with conditional discounts. The ICMS (Imposto sobre Circulação de Mercadorias e Serviços) is a Brazilian state tax on goods and services.

        In the State of Paraná, Vivo received tax assessments totaling R$6.9 million as of December 31, 2009, compared to R$7.3 million as of December 31, 2008, in connection with the late payment of ICMS tax.

        In the State of Bahia, Vivo received tax assessments totaling R$51.6 million in December 31, 2009, compared to R$43.0 million as of December 31, 2008, in connection with (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services, (ii) failure to reverse ICMS credits relative to handsets provided for rental and "free leases", (iii) late payment of the ICMS tax in the period from February to March 1998, (iv) application of the ICMS tax on complementary communications services, (v) failure to reverse ICMS credit in relation to long distance and call centers and (vi) the ICMS tax applied to sign-up fees.

        In the State of Sergipe, Vivo received tax assessments totaling R$33.2 million in December 31, 2009, compared to R$35.4 million as of December 31, 2008, in connection with (i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services resulting from the provision of untaxed communications services, (ii) failure to reverse ICMS credits in relation to handsets provided for rental and "free leases", (iii) application of the ICMS tax on provision of handsets on consignment and (iv) the ICMS tax applied to complementary communications services.

        In the State of Espírito Santo, Vivo received tax assessments totaling R$3.7 million in December 31, 2009, compared to R$7.0 million as of December 31, 2008, in connection with (i) incorrect ICMS credits and (ii) failure to write up trade notes.

        In the State of Rio de Janeiro, Vivo received tax assessments totaling R$183.2 million in December 2009, compared to R$150.3 million as of December 31, 2008, in connection with (i) application of the ICMS tax to complementary communications services, (ii) application of the ICMS tax on sign-up fees, (iii) application of the ICMS tax to calls originating from administrative and test terminals, (iv) application of the ICMS tax to services provided to other telecommunications operators for clients not eligible for an exemption, (v) application of the ICMS tax on international calls, (vi) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, (vii) application of the ICMS tax on the provision of unpaid telecommunications services, (viii) application of the ICMS tax to electrical power and (ix) disallowance of ICMS tax incentives referring to cultural projects and fines.

        In the State of Rio Grande do Sul, Vivo received tax assessments totaling R$22.6 million in December 2009, compared to R$28.0 million as of December 31, 2008, in connection with (i) application of the ICMS tax to international calls, (ii) late payment of the ICMS tax and (iii) application of the ICMS tax on electrical power.

        In the State of São Paulo, Vivo received tax assessments totaling R$150.0 million in December 31, 2009, compared to R$118.7 million as of December 31, 2008, in connection with: (i) incorrect ICMS tax credits, (ii) an incorrect credit received in relation to values posted as extemporary credits, (iii) ICMS credits for values reversed due to customer complaints and (iv) ICMS on discounts deemed as unconditioned.

        In the State of Santa Catarina, Vivo received tax assessments totaling R$685 thousand in December 31, 2009, compared to R$3.9 million as of December 31, 2008, in connection with (i) appropriation of income tax credit in excess of the limit permitted in the tax laws, relating to entries of goods the exit of which is entitled to the benefit of reduction of the tax calculation base and (ii) fine for noncompliance with a legal obligation.

        Telemig Celular has a judicial dispute in course with respect to the ICMS levied on a contractual fine, which proceedings are awaiting decision by the court of appeals. As of December 31, 2009, the amount is R$12.4 million.

        Proceedings related to the above-mentioned tax assessments are currently before both administrative and judicial courts. Based on the opinion of its counsel, Vivo believes an unfavorable outcome with respect to its claims is possible.

        Based on the opinion of its external legal counsel, in the States of Rio de Janeiro, São Paulo, Amazonas and Rondonia, Vivo recorded a provision of R$24.8 million in December 31, 2009 (R$23.6 million as of December 31, 2008) to cover potential losses from tax-related actions currently in administrative and judicial courts.

  Federal Taxes

        On November 27, 1998, the method for calculating the amount of contribution required under PIS (Programa de Integração Social, a federal contribution tax to fund unemployment payments) and COFINS (Contribuição para o Financiamento da Seguridade Social, a federal contribution tax to fund social security) was modified by Law No. 9,718, which increased the COFINS contribution rate from 2% to 3% and permitted the deduction of up to one-third of the amount due under COFINS from the amount due under CSLL (Contribuição Social sobre Lucro Líquido, a federal income-based tax on companies to fund social security). Since Vivo's subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. In addition, Law No. 9,718 effectively increased the amounts of

COFINS and PIS due from Vivo's subsidiaries by including financial revenues in the calculation methodology. This claim impacts TCP, TC, TCO and GT, all former subsidiaries of Vivo before its corporate reorganization.

        Vivo believes, based on the opinion of its legal counsel, and in consideration of decisions of the Supreme Court of Justice, that the likelihood of an unfavorable outcome with respect to the calculation methodology is remote. As of December 31, 2009, Vivo recorded provisions for the amounts of revenues in excess of the total sales under discussion in court in the amount of R$2.5 million (compared to R$10.4 million as of December 31, 2008). Based on IBRACON's (the Brazilian independent auditors' body) Technical Communication no. 05/2009, on July 31, 2009, after a judicial evaluation supported by Vivo's legal advisors, the amount of R$7.5 million was reversed from the original amount of R$10.4 million. The remaining court deposit is of R$2.5 million, as of both December 31, 2009 and 2008.

        In the State of São Paulo, an action was brought against Vivo claiming that in January and February of 2000, Vivo had offset COFINS against unwarranted credits received from a deduction that was in excess of the permitted one-third of the amount due under COFINS in 1999 from the amount due under CSLL. Under the government's program for payment of tax debts in installments (Law no. 11,941 of May 27, 2009), Vivo requested to discontinue the proceedings and to have the amounts due converted into income, with a consequent release of the surplus amount. As of December 31, 2008, the amounts of provisions and judicial deposits were R$24.7 million.

        Several telecommunications carriers, including Vivo, are defendants in a lawsuit brought by the federal public prosecutor's office challenging its policy of passing the COFINS and PIS expenses on to its customers by incorporating them into its charges. This claim impacts Vivo. Vivo is challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to its customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is remote.

        In the State of São Paulo, Vivo received tax assessments amounting to R$514 thousand as of December 31, 2009, compared to R$8.6 million in 2008, as a result of the increase in PIS and COFINS calculation bases. The lawsuits are in administrative court awaiting the decision of the Court of Special Appeal.

        In the State of Bahia, Vivo received a COFINS assessment of R$9.9 million as of December 31, 2009, compared to R$9.7 million as of December 31, 2008, in connection with losses incurred on derivative transaction undertaken to determine the calculation base for the contribution. The assessment is awaiting judgment at the second administrative level.

        In the State of Rio de Janeiro, Vivo received tax assessments amounting to R$159.7 million as of December 31, 2009, compared to R$148.5 million as of December 31, 2008, in connection with (i) the use of part of the negative CSLL calculation base determined by Vivo in 1997, which originated from a partial spin-off, (ii) alleged underpayment of IRPJ (corporate income tax) and CSLL due to the fact that the inspectors did not approve the deductibility of certain expenses, (iii) alleged underpayment of IRRF (withholding tax) on overseas remittances and (iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in Vivo's declared tax loss. There are proceedings based on these assessments currently ongoing in the administrative court.

        Vivo Participações is involved in an administrative discussion related to the purported underpayment of IRRF on remittances abroad. The total amount thereof at December 31, 2009 is R$22.5 million.

        In May 2007, Vivo faced tax foreclosures totaling R$32.5 million as of December 31, 2009, compared to R$29.9 million as of December 31, 2008 in connection with the tax authorities' refusal to offset the negative balance of IRPJ (corporate income tax) for fiscal year 2000. The DRF—Delegacia da Receita Federal (Regional Brazilian Internal Revenue Service)—did not approve some expenditures included in Vivo's income tax return and cancelled the balance of IRPJ credits used to offset the tax, leading to an accumulation of debt. A decision at the first judicial level is pending. In connection with the same matter, Vivo Participações filed an action for annulment seeking the reversal of the tax delinquency notice, which is pending before the Federal Courts in São Paulo.

        Vivo assumed the tax assessments received by its former subsidiary TLE amounting to R$6.8 million as of December 31, 2009 (R$6.4 million as of December 31, 2008) charged on underpayment in connection with the excess of investments in tax incentives paid to FINOR, FINAN or FUNRES (Brazilian tax incentive programs) as calculated during the review of Vivo's income tax return. The decision at the second judicial level is pending.

        Telemig Celular is involved in an administrative proceeding due to purported underpayment of IRPJ, including the application of a fine and the denial of a request for a refund and the deduction of credits calculated based on overpayments of estimated IRPJ. In all the cases, the proceeding is in progress in the administrative courts, and a final decision by the Taxpayers' Council is pending. As of December, 31, 2009, the amount is R$30.8 million.

        Tax delinquency notices were issued against Vivo for IRPJ, CSLL, COFINS and IRRF, the main matters under controversy being (i) undue deduction of tax losses of a non-operating nature from operating profits calculated in a subsequent period, (ii) purported underpayment of taxes, (iii) non-confirmation of withholding income tax on financial statements in DIRF withholding tax declarations, (iv) a separate fine on the amount booked/declared and the amount paid. As of December 31, 2009, the total amount came to R$67.3 million (R$42.1 million on December 31, 2008).

        Vivo is involved in administrative and judicial proceedings relating to the underpayment of IRPJ, CSLL, PIS and COFINS, based on allegedly unlawful proportional tax credits and lack of voluntary disclosure. Vivo is involved in proceedings solely related to the voluntary disclosure of these taxes. In December 2009, the amount in question totals R$18.9 million (R$189 million on December 31, 2008).

        Vivo is involved in an administrative proceeding related to tax delinquency notices, the main matters being (i) non-deductibility of the expense of interest on shareholders' equity (Juros Sobre Capital Próprio), based on noncompliance with information shown in the DIRF withholding tax declaration for the amounts of income tax withheld at the source for the beneficiaries of financial income, (ii) purported underpayment of IRPJ and CSLL estimates and (iii) adjustments to the tax calculation bases of IRPJ and CSLL. The above-mentioned proceedings are in progress in the administrative courts. As of December 31, 2009, the amount in question was R$97.4 million (R$90.8 million on December 31, 2008).

        Vivo is involved in administrative and judicial proceedings seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the electronic SIEF system by reason of statements provided (DCOMP—Statement of Tax Deduction and PER/DCOMP—Statement of Tax Deduction, which are electronically sent) but not confirmed by the Federal Revenue Service of Brazil. These matters are pending the completion of administrative proceedings and final judgment in the judicial courts. As of December 31, 2009, the amount in question was R$432.4 million (R$197.9 million on December 31, 2008).

        Vivo Participações is also involved in administrative and judicial discussions seeking to reverse the debt balance related to tax debts for IRPJ, CSLL, PIS, COFINS and IRRF. This refers to debts activated in the electronic SIEF system by reason of statements provided (DCOMP—Statement of Tax Deduction and PER/DCOMP—Statement of Tax Deduction electronically sent) but not confirmed by the Federal Revenue Service of Brazil. These matters are pending the completion of administrative proceedings and final judgment in the judicial courts. As of December 31, 2009, the amount in question was R$172.1 million.

        In the State of Rio Grande do Sul, Vivo was subject to a tax assessment for alleged IRPJ and CSLL debts of R$311.1 million as of December 31, 2009 and for the allegedly unwarranted amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in fiscal years 1997 and 1998. This assessment is pending judgment in an administrative court.

        Telemig Participações filed motions requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at the source on its receipt of interest on shareholders' equity of its subsidiary (Telemig Celular). Based on the opinion of its legal counsel, the lawsuit is classified as possible loss. However, since this refers to a legal obligation under the terms of CVM Resolution No. 489/2005, a provision was booked and deposits have been made in court, totaling R$21.4 million as of December 31, 2009.

        Vivo and its subsidiary filed lawsuits challenging the application of CIDE—Contribuçao de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. Vivo believes, based on the opinion of its outside counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible. In 2009, Vivo recorded a provision in the amount of R$80.9 million, after it made escrow deposits amounting to R$62.6 million.

  FUST

        ANATEL, through the Abridgment of Law No. 7, dated December 15, 2005 established that (i) the values paid for telecommunications companies related to interconnection fees and network usage cannot be excluded from the tax basis of FUST (Fundo da Universalização dos Serviços de Telecomunicações, a federal contribution tax for the promotion of broader telecommunications services) contributions and (ii) among others, the values received from telecommunication companies, for interconnection usage and for the use of its networks resources, cannot be excluded from the tax basis of FUST contributions.

        Considering that the second part of the Abridgment of Law is not in accordance with the Law 9,998/2000, all of Vivo's former subsidiaries and Telemig Celular have filed motions questioning the legality of this contribution and have been granted a favorable decision which has suspended its liability for the contribution.

        Vivo believes, based on the opinion of its counsel, that the likelihood of an unfavorable outcome with respect to this claim is possible.

        At December 31, 2009, the amount involved for Vivo is R$331.7 million and for Telemig Celular is R$62.6 million.

  FUNTTEL

        Vivo and Telemig Celular filed a motion directly to the Managing Chairman of the board of FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) and the Temporary Secretary of the Ministry of Communications in order to enforce its right to calculate and pay contributions to FUNTTEL, as per the provisions of Law No. 10,052, of November 28, 2000, without including in the calculation amounts received as transfers entitled to interconnection and use of the network integration resources, as expressed in Article 6, paragraph 4 of Decree No. 3,737, of January 30, 2001. Vivo obtained a favorable judicial decision related to this issue. As of December 31,

2009, the amount of the contributions involved is R$151.6 million for Vivo and R$20.1 million for Telemig Celular.

  TFI

        Vivo holds authorizations, which were granted by the Brazilian Public Authorities by means of the Instrument of Authorization, for the offering of Personal Mobile Service for an indefinite term and other authorizations for using radio frequencies of a primary character for the remainder of the term of the first license, renewable for a further 15 years.

        At the time of the renewal of the validity term for use of the radiofrequencies in connection with the offering of personal mobile service, ANATEL collects the Installation Inspection Fee—TFI, referring to the issuance of new licenses assessed on the radio-base stations, mobile stations and radio-links.

        Such collection results from the understanding, by ANATEL, that Article 9, item III of Resolution No. 255 would be applicable to this case, in such a manner that the extension of the term would be a taxable event for purposes of the TFI. Because it considers that the collection of TFI on mobile stations is inappropriate, Vivo has administrative proceedings in course with the ANATEL, which are pending decision.

        At December 31, 2009, the amount in question is R$976.3 million (R$827.0 million on December 31, 2008).

        Telemig Celular, because it also believes that the collection of TFI on the mobile stations is inappropriate, upon receiving the official letter granting the extension of the term, together with the collection form for payment of the referred fee, filed a motion to deny, which is pending judgment. In the understanding of Vivo's management and its legal counsel, there are possible chances of success in these proceedings. At December 31, 2009, the total amount in question was R$118.4 million.

  Telecommunications Inspection Fee

        Telemig Celular filed a motion challenging its liability for the payment of the inspection fees on mobile stations not owned by it and began booking a provision and effecting a deposit in court for the amounts referring to the TFF—Operation Inspection Fee and to the TFI—Installation Inspection Fee. The case is pending decision by the Federal Tax Court of the 1st Region.

        Telemig Celular's legal counsel consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at December 31, 2009 was in the amount of R$423.4 million, with corresponding deposits in court in the same amount.

  EBC—Contribution to Public Broadcasting Investment

        On May 26, 2009, SINDITELEBRASIL, the Trade Union for Telephony and Mobile and Personal Service Companies, filed an injunction challenging the new contribution to the EBC (Empresa Brasil de Comunicação) created by Law 11,652/08. No preliminary order was issued, and Vivo and Telemig, both of which are operating companies affiliated with this trade union, obtained legal authorization to deposit the amount in question, which as of December 31, 2009 totaled R$63.4 million. At present, the proceeding is pending decision in a lower level court.

  INSS

        On July 2, 2002, Telemig Celular was given an infraction notice from the National Social Security Institute ("INSS") relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding tax provided for in Law 9711/98. The total amount as of December 31, 2009 was R$35.3 million (as compared to R$33.7 million at December 31, 2008). As of December 31, 2009, Telemig had booked a provision in the amount of R$3.5 million in order to cover possible losses arising out of the above-mentioned infraction notice, substantiated by the opinion of its legal advisors.

  Local Taxes—Litigation Related to ISS on Use of Network

        The municipalities of Salvador (in the state of Bahia) and Porto Alegre (in the state of Rio Grande do Sul) filed administrative proceedings against Telebahia Celular and Celular CRT in order to collect amounts allegedly due as ISS, tax on services imposed at the level of Brazilian municipalities. The municipalities claim that the payments received in consideration of the use of Vivo's network could be considered compensation under a lease of a movable asset and that, therefore, these payments should be subject to the application of ISS. Based on the opinion of its legal counsel, Vivo believes that Telebahia Celular and Celular CRT will be successful in its defense in these proceedings and accordingly Vivo has not made any provisions. As of December 31, 2009, the amount involved is R$57.3 million.

        In addition, other municipalities throughout the country (in the States of Amazonas, Mato Grosso, Mato Grosso do Sul, Paraná, Rio de Janeiro, Rio Grande do Sul, Roraima, Espírito Santo and São Paulo) require the payment by Vivo of the ISS services tax for the main purposes of providing telephone complementary services, advertising, licenses and subscriptions. There is no ISS withholding for consulting services. As of December 31, 2009, the amount involved is R$37.9 million.

  Other Taxes, Rates and Contributions

        On December 31, 2009, an amount of R$2.9 million was recorded relating to the certain other assessments issued by Brazilian tax authorities. Based on the opinion of the legal consultants, there are possible chances of success in these proceedings.

        As of December 31, 2009, a provision of R$14.7 million was recorded for various tax lawsuits related to proceedings relating to ISS, IRPJ, INSS, ICMS and PIS/COFINS.

  Other Litigation

        Vivo is a party to several labor claims for which it has recorded provisions of R$40.2 million, considered sufficient to meet probable losses in these cases. During the year ended December 31, 2009, no significant labor claims classified as having the potential to incur probable losses were initiated. No significant changes have occurred in the proceedings reported since the last fiscal year. With respect to proceedings in which the possibility of loss is classified as possible, the amount involved is R$205.5 million.

        Vivo is also party to certain legal proceedings arising in the normal course of its business. Vivo believes that its provisions are sufficient to cover its estimated losses due to adverse legal decisions. Vivo believes that adverse decisions arising from these other legal proceedings would not have a material adverse effect on its business, financial condition or results of operations.

 Distributions to Shareholders

Dividend Information

        Our policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income, excluding income from subsidiaries and affiliates that has not yet been distributed to Portugal Telecom. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at our Annual General Meeting. Our Annual General Meeting has typically been held in April. For 2010, the Annual General Meeting of Shareholders has been called for April 16, 2010.

        Our ordinary shares and A shares carry the same dividend rights. Our Board of Directors decides whether to propose a dividend. Under our articles of association, we must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to a two-thirds majority of our shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2005, 2006, 2007 and 2008 and proposed to be paid for the year ended December 31, 2009. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends per share
Fiscal Year	Number of shares considered	Payment Date		€	US$
2005	1,128,856,500	May 19, 2006		0.475	0.60
2006	1,128,856,500	May 18, 2007		0.475	0.64
2007	942,595,177	April 24, 2008		0.575	0.90
2008	896,512,500	April 24, 2009		0.575	0.78
2009	896,512,500	May, 2010	*	0.575	0.78

*
Following shareholder approval at the Annual General Meeting of Shareholders to be held on April 16, 2010, we expect to pay dividends for the fiscal year 2009 by May 13, 2010.

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

Significant Changes

        Under the terms of the share buyback program, we acquired 46,082,677 of our own shares through December 10, 2008 through the physical exercise of equity swaps. On December 10, 2008, we reduced our share capital by €1,382,480.31 through the cancellation of 46,082,677 treasury shares. The cancellation of the treasury shares with the Central de Valores Mobiliários, the clearinghouse of the regulated market Euronext Lisbon, was completed on December 18, 2008. As of December 31, 2009, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        As of the date of filing of this Annual Report on Form 20-F, we do not have any shares in treasury, but we do hold an equity swap for 20,640,000 shares that we entered into under the previous share buyback program.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2005, 2006 and 2007 and for each quarter of 2008 and 2009. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2005	9.73	7.38	12.51	8.80
2006	10.29	8.09	13.04	9.82
2007	9.60	8.02	14.05	10.40
2008*	9.40	4.42	14.61	5.40
First quarter	9.40	6.90	14.61	10.73
Second quarter	8.26	7.11	12.98	11.03
Third quarter	7.70	6.60	11.45	9.71
Fourth quarter	7.07	4.42	9.96	5.40
2009*	8.68	5.54	12.65	7.11
First quarter	6.64	5.63	8.82	7.26
Second quarter	6.97	5.54	9.77	7.11
Third quarter	7.60	6.90	11.15	9.58
Fourth quarter	8.68	7.13	12.65	10.30

*
Since 2007, our share prices have been adjusted by the impact of the spin-off of ZON Multimédia, which was completed in November 2007.

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
October 2009	8.13	7.13	12.12	10.30
November 2009	8.21	7.70	12.25	11.35
December 2009	8.68	8.15	12.65	11.85
January 2010	8.63	7.49	12.35	10.21
February 2010	7.81	7.34	10.68	9.95
March 2010	8.36	7.78	11.30	10.53
April 2010 (through April 9, 2010)	8.35	8.20	11.18	10.94

        On April 9, 2010, the closing price of the ordinary shares on the regulated market Euronext Lisbon was €8.52 per ordinary share. On April 9, 2010, the last reported sale price of the ADSs on the New York Stock Exchange was US$11.06 per ADS.

  Markets

        Portugal Telecom's ordinary shares are listed on the regulated market Euronext Lisbon.

        In the United States, the ordinary shares trade on the New York Stock Exchange under the symbol "PT" in the form of ADSs, each representing one ordinary share.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

        Portugal Telecom, SGPS S.A., is a limited liability holding company organized under the laws of the Republic of Portugal. Portugal Telecom's taxpayer and registered number is 503 215 058.

Object and Purpose

        Our object and purpose, which is described in Article 3 of our articles of association, is that of a holding company. Portugal Telecom manages ownership interests in operating companies. Portugal Telecom may, without restriction, acquire or hold quotas or shares in any company, as defined under Portuguese law, hold participations in complementary groups of companies or in European economic interest groups of companies and form or participate in any temporary or permanent association with public or private entities.

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

        In April 2007, our shareholders approved a reduction in our excess capital, preceded by a share capital increase through the incorporation of legal reserves. Upon the completion of these transactions, our share capital became equal to approximately 9% of our share capital prior to the transactions, and the legal reserve was reduced in accordance with the new share capital. We have also reduced our share capital through the implementation of our share buyback program, which was completed in December 2008. Upon completion of this program, our share capital became equal to approximately 79% of our share capital prior to the execution of the program, and as of December 31, 2009, our legal reserve was equal to approximately 25% of our share capital.

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

        Portuguese law also prohibits the payment of dividends when a company's shareholders' equity, including the net income for the year, is less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association of the company. The payment of a dividend would also be illegal under Portuguese law if, following the payment, the company's shareholders' equity would become smaller than that sum. The categories of other similar reserves under Portuguese law include, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

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

        As of December 31, 2009, the Board of Directors consisted of 25 directors. However, the executive directors Rui Pedro Soares and Fernando Soares Carneiro resigned their offices on February 17, 2010 and February 22, 2010, respectively. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected at the Annual General Shareholders' Meeting on March 27, 2009, and although its term expires on December 31, 2011, pursuant to Portuguese law, the members of the Board of Directors remain in office until new members are elected at the Annual General Shareholders' Meeting in early 2012. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one-third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

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

  •
  approval of the general goals and fundamental principles of our policies; and

  •
  defining our investment policies, including the requirements for the authorization for acquisitions and transfers of shareholdings.

        Additionally, the election of one-third of the directors, including the chairman of the Board of Directors, must be approved by the Portuguese State, as the holder of all the A shares.

        In April 2006, the EC Commission sent to the Portuguese State a formal request to abandon the special rights the Portuguese government holds as sole owner of our A shares. The EC Commission believes that the special powers granted to the Portuguese government through sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and on December 2, 2009, the Advocate General in charge for the case issued an opinion stating that the Portuguese State's ownership of our A shares does not comply with the European rules on the free movement of capital. A decision is pending by the European Court of Justice.

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

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of our ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either reaching, exceeding or holding less than 2%, 5%, 10%, 15%, 20%, 25%, 33.3%, 50%, 66.6% or 90% of our voting rights must notify us, the managing entity of the regulated market Euronext Lisbon and the CMVM within three calendar days. Holdings must be calculated to take into account all outstanding shares with voting rights, regardless of the number of voting rights that may be suspended at the time.

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without authorization of a shareholders' meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of that entity (1) offers, in or outside of Portugal, "public telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (2) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the supervisory body. The Bank of New York, as ADS depositary, and its nominees are excluded from this requirement.

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

Disclosure of Shareholdings and Shareholders' Agreements

        Our articles of association do not require shareholders to disclose their shareholdings. Shareholders are required under our articles of association to provide information on shareholders' agreements.

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

        The issuance of convertible bonds was approved at the General Meeting of Shareholders held in March 2009 and a proposal with the same purpose will be submitted to the Shareholders at the General Meeting to be held on April 16, 2010. The bonds may be issued pursuant to a resolution of the Board of Directors in accordance with the law, our articles of association, and the parameters set forth in the resolution of the General Meeting of Shareholders.

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1987 and codified European Union directives on commercial law. The Portuguese Companies Code was subject to three major amendments in 2006, 2007 and 2009. A revision on March 29, 2006 mainly related to corporate governance matters. On January 17, 2007, a second revision covered issues such as share capital reductions and disclosure of financial information. Finally, in 2009, a recent European Union directive on the annual accounts and consolidated accounts of certain types of companies was transposed into the Portuguese legal framework, and as a result, measures have been taken in order to modernize company law, improve EU-wide comparability and public confidence in financial statements and reports, increase transparency in transactions with related parties and off-balance sheet arrangements and improve disclosure about corporate governance practices applied in a company. Moreover, Portuguese rules on mergers and spin-offs were significantly simplified.

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

  •
  An audit function, which is conducted by a statutory auditor who is elected by shareholders based on a proposal of the supervisory body (since the March 2006 amendment to the Portuguese Companies Code, the statutory auditing function—carried out by the statutory auditor—has been separated from the supervision of management—carried out by the supervisory body);

  •
  Appointment of members of the management and supervisory bodies at a shareholders' meeting and appointment of the statutory auditor at a shareholders' meeting, as mentioned above, based on a proposal of the supervisory body;

  •
  Strengthening of the supervisory functions of the supervisory body's membership (it being mandatory for the aforementioned committee for financial matters, the statutory auditor board and the Audit Committee to be composed of a majority of independent members among whom there must be an expert, as defined in the law) and broadening the scope of the supervisory powers (by adding powers on matters such as whistleblowing systems, oversight of the work and independence of the statutory auditor, and making proposals on the selection and confirmation of the statutory auditor);

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

        The Portuguese Securities Code and related rules complement the corporate governance provisions set forth in the Portuguese Companies Code, notably by:

  •
  requiring immediate disclosure of material information;

  •
  requiring disclosure of qualifying holdings and certain periodic information, including financial statements and an annual corporate governance report and measures to prevent market abuse (such as notifying the CMVM of transactions carried out by persons exercising management functions and related persons); and

  •
  establishing criminal and administrative sanctions for the breach of the material information regime, in particular providing for market abuse crimes (insider trading or abuse and market manipulation).

        In addition to these Codes, during 2009, Portugal Telecom, as an issuer of securities traded on the regulated market Euronext Lisbon, was also subject to Regulations and Recommendations issued by the CMVM, including the Regulation on Corporate Governance for Listed Companies, or Regulation No. 1/2007, and the CMVM Corporate Governance Code, as amended and applicable in the 2009 financial year. Regulation No. 1/2007 primarily addresses the mandatory content of the annual corporate governance report and of a listed company's website, and disclosure of equity compensation plans. The Recommendations govern matters involving the General Shareholders Meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning General Shareholders' Meetings, anti-takeover provisions, the structure and powers of the management and supervisory corporate bodies, independence and incompatibility criteria applicable to the members of such corporate bodies, whistleblowing policies, remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body, committees with specific duties such as the follow-up of corporate governance issues and the evaluation of directors, and matters concerning the investor relations department.

        In response to the heightened worldwide focus on corporate governance in recent years, in January 2010 the CMVM approved a new Regulation on Corporate Governance for Listed Companies, which became effective on February 2, 2010, and new Recommendations on Corporate Governance (the "Corporate Governance Code"), which are applicable in the 2010 financial year. These new rules repealed Regulation No. 1/2007 and the previous CMVM Corporate Governance Code.

        Regulation No. 1/2010 introduces two major amendments: (1) it allows issuers of shares admitted to trading on a regulated market to adopt a Corporate Governance Code other than the one issued by the CMVM, provided that such Code complies with the conditions described in the Regulation and (2) it requires listed companies to disclose the compensation paid to each of the members of their corporate bodies and requires further detail concerning the information to be disclosed by listed companies on the compensation of the members of their management and supervisory bodies.

        The new Corporate Governance Code sets forth new recommendations primarily regarding the following issues: internal control and risk management internal systems; selection and remuneration of the management body's members; independence of the compensation committee; rotation, duties and incompatibilities of the external auditor; and transactions with significant shareholders.

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the Corporate Governance Codes approved by the CMVM (both the Code applicable in the 2009 financial year and the current Code), a listed company is required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members corresponding to at least one-fourth of the entire Board. Moreover, Portuguese law does provide that the majority of the members of the Audit Committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the Audit Committee fulfill the legal requirements concerning incompatibilities and that at least one of the independent members satisfies legal requirements concerning expertise in auditing or accounting. The Corporate Governance Codes also provide that the Chairman of the Audit Committee should be independent. These principles are designed to strengthen the supervision of the audit function and to avoid conflicts of interest. Members of the Audit Committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal to or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms whether subsequent or not.

        The Audit Committee elected at the General Meeting of Shareholders on March 27, 2009 complied with the independence requirements under Portuguese law, and each member of the Audit Committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

        Under the CMVM's Corporate Governance Code effective for the 2009 fiscal year, the Board of Directors, in the one-tier or Anglo-Saxon models, or the Supervisory Body, in the two-tier model, should create committees, including Corporate Governance and Evaluation Committees, in order to ensure that a competent and independent evaluation is made as to the performance of executive directors and other members of the board of directors. The current Corporate Governance Code further recommends that listed companies, in addition to those committees, create a Nominating Committee in order to ensure a timely identification of potential candidates with the high profile required for the performance of a director's duties.

  Audit Committee

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

        At the general meeting of shareholders held on June 22, 2007, Portugal Telecom redesignated the Audit Committee as Portugal Telecom's Supervisory Corporate Body (See "—New Corporate Governance Model" above). According to the articles of association, the members of the Audit Committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where Portugal Telecom has securities admitted to trading. As a supervisory body, the Audit Committee has the powers to, in addition to all other powers established by law or our bylaws,

  •
  approve and disclose an annual report on their supervisory activity, expressly mentioning any constraints faced;

  •
  approve an annual action plan contemplating, among others, the measures required for compliance with its duties in the following year;

  •
  inform and discuss with the Board of Directors and the Executive Committee, within their respective powers and duties, any situations identified in the exercise of their powers and duties;

  •
  discuss and issue its prior opinion within the scale of its powers and whenever it deems it necessary to the Executive Committee and the external auditors on any reports, documentation or information to be disclosed to the competent authorities;

  •
  adopt procedures to ensure compliance with the legal and regulatory provisions that are applicable to us;

  •
  evaluate the accuracy and supervise the quality and integrity of our financial statements and generally supervise the quality and integrity of the financial information contained in our financial statements;

  •
  analyze and give its opinion on accounting and auditing matters, as well as the impact on our financial statements of changes to accounting rules applicable to us and our policies;

  •
  establish and monitor the procedures relating to the preparation and auditing of our financial statements by the statutory auditor and the external auditors, as well as supervise and review internal procedures on accounting and auditing practices;

  •
  propose the appointment of the Statutory Auditor to the General Meeting of Shareholders;

  •
  supervise the independence of the Statutory Auditor, particularly with respect to the rendering of additional services;

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

  •
  receive reports of irregularities, claims and complaints submitted by shareholders, employees or others, and implement procedures designed to receive, register and process them when related to accounting and auditing matters, and create internal control procedures on such matters; and

  •
  inform, discuss and analyze with the Board of Directors and the Executive Committee and advise, whenever it deems necessary, on situations resulting from the exercise of its powers.

        As a result, the Audit Committee monitors our compliance with laws, regulations, recommendations and guidelines issued by the U.S. Securities and Exchange Commission ("SEC"), NYSE, CMVM, and the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

        João Manuel de Mello Franco (Chairman), José Guilherme Xavier de Basto and Mário João de Matos Gomes were elected as members of the Audit Committee for the 2009-2011 term of office at the General Meeting of Shareholders held on March 27, 2009.

        Additionally, the new corporate governance structure includes a Statutory Auditor who is not one of the members of the Audit Committee, as required by the Decree-Law No. 76-A/2006 of March 27, 2006, which amended the Portuguese Companies Code. The current Statutory Auditor was appointed at the General Meeting of Shareholders held on March 29, 2009. P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, represented by Pedro João Reis de Matos Silva, was elected as the Effective Statutory Auditor, and no Alternate Statutory Auditor was appointed, as permitted by law.

  Committees Created by the Annual General Meeting of Shareholders

        Compensation Committee.    The Compensation Committee is elected at the General Meeting of Shareholders and is in charge of (1) establishing the compensation for members of our corporate bodies and (2) following up and evaluating the performance of our directors with reference to our business goals (without prejudice to the powers of the Evaluation Committee described below). The current members of the Compensation Committee are: Alvaro Pinto Correia (Chairman), Francisco Esteves de Carvalho and Francisco José Queiroz de Barros Lacerda. No member of the Compensation Committee may be a member of any corporate body or committee within the Company, and no member of the Compensation Committee may have any family connection to any member of the Board of Directors by way of marriage, kin or affinity in a direct line and up to and including the third degree.

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

        Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The Corporate Governance Codes issued by the CMVM (both the Code effective for the 2009 fiscal year and the Code currently in force) provide that the proposal submitted to the shareholders' meeting concerning the approval of plans for allotment of shares and/or regarding options for the acquisition of shares for members of the management body, the supervisory body and/or persons exercising management functions, as defined under Article 248-B, paragraph 3 of the Portuguese Securities Code, or any pension plans for these persons, include all details necessary for a correct evaluation of the plans. The full text of the plan's regulations or general conditions, as applicable, must be attached to the proposal. In addition, CMVM Regulation No. 1/2010 on corporate governance establishes a duty of listed companies to inform the CMVM of the approval of stock option plans within seven days from the respective approval. This regulation entered into force on February 2, 2010, revoking CMVM Regulation No. 1/2007.

Other Committees and Functions

  Corporate Governance Committee

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

        As of December 31, 2009, the members of the corporate governance committee were Nuno Rocha de Almeida e Vasconcellos (chairman of the corporate governance committee), João Manuel de Mello Franco, Joaquim Aníbal Brito Freixial de Goes, Jorge Humberto Correia Tomé, Paulo José Lopes Varela, Francisco Teixeira Pereira Soares and António Manuel Palma Ramalho.

  Evaluation Committee

        Portugal Telecom created an evaluation committee in October 2008. This committee has the duties, powers and responsibilities required to assist the Board of Directors in the following areas: (1) evaluation of the overall performance of the Board of Directors; (2) evaluation of the performance of the members of the Executive Committee, based on criteria approved by the Compensation Committee appointed by the General Meeting of Shareholders; (3) consulting functions in the selection of the management bodies of some of Portugal Telecom's subsidiaries and of any special committees created within the Board of Directors.

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

  •
  preparing and periodically reviewing the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of Portugal Telecom's most significant subsidiaries;

  •
  assisting the Board of Directors in the performance of its duties and powers regarding the selection of directors (upon the initiative of the Chairman of the Board of Directors or of shareholders having the capacity to submit lists to voting) and the appointment and substitution of directors that compose special committees of Portugal Telecom's Board of Directors, as well as the directors composing the Executive Committee, in the latter case upon a proposal of the Chief Executive Officer; and

  •
  advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of Portugal Telecom's most significant subsidiaries.

        As of December 31, 2009, the members of the evaluation committee were Henrique Granadeiro (chairman of the evaluation committee), Zeinal Bava, João de Mello Franco, Francisco Pereira Soares, Joaquim Goes, Rafael Mora Funes and Jorge Tomé.

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

Material Contracts

Africatel Agreement

        On August 13, 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our current interests in sub-Saharan Africa and whose main assets are (or, in certain instances, will be following the completion of the formal transfer to Africatel) Unitel, Cabo Verde Telecom and MTC. We received €117.0 million for the 22% stake of Africatel, and we recorded a gain of €111.0 million. In 2008, Helios acquired an additional 3% stake in Africatel and we received €13.4 million.

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

Méditel Agreement

        On September 1, 2009, we announced that we had entered into a definitive agreement, together with Telefónica, S.A. (Telefónica), for the joint sale of their equity stakes in Médi Telecom S.A. (Méditel), each representing 32.18%, together with its outstanding shareholder loans, to the local shareholders of Méditel, FinanceCom, S.A., RMA Watanya, S.A. and Fipar Holding. We received gross proceeds of €400 million in the disposition, following the completion of the transaction in December 2009.

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

        In 2009, we undertook the following issuances under our global medium term note program:

  •
  €300 million reopening.  In February 2009, we issued an additional €300 million under the series of notes due 2012 that were originally issued in 2005.

  •
  €1 billion Eurobond.  In April 2009, we issued a €1 billion Eurobond, with a maturity of four years, through our wholly-owned subsidiary PT International Finance BV at an interest rate of 6.0% per annum. We used the proceeds to finance our pay TV strategy and to provide additional financial flexibility by reducing our use of commercial paper and standby lines.

  •
  €250 million fixed rate notes.  In July 2009, we issued €250 million fixed rate notes due 2017 through a private placement.

  •
  €750 million Eurobond.  In November 2009, we issued €750.0 million in fixed rate notes under our global medium term note program at an interest rate of 5.0%, maturing in 2019.

        See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments and Repayment and Refinancing of Indebtedness" for more information about our Global Medium Term Note Program, including information about bonds issued under the program.

        On April 7, 2009, we repaid the €880 million 10-year Eurobond issued in 1999. On December 23, 2009, PT called €200 million in floating rate notes one year earlier than the expected initial maturity of two years.

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

  •
  an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

  •
  a trust (a) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and elected to continue to be so treated.

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

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, Portugal Telecom must have confirmation that each shareholder is eligible for the benefits of the Tax Treaty. A specific form (Form 21-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Banco Espírito Santo, the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

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

        Derivative contracts are entered into with major financial institutions, after careful analysis and approval from our Executive Committee. We regularly review their market value and risks in order to assess and manage our exposure to market risk. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. As of December 31, 2009, the total notional amount of our Euro interest rate swaps was €236.6 million.

        As of December 31, 2009, taking into account interest rate swaps, approximately 80% of our total indebtedness carried fixed interest rates, compared to 61% at the end of 2008. This increase in the weight of fixed rate indebtedness was primarily due to the issuance in 2009 of fixed rate bonds totaling €

2,350 million, more than offsetting the repayment of the fixed rate bonds amounting to €879.5 million that matured in April 2009.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in CDI (Crédito Depositário Interbancário, a Brazilian interbank interest rate), Euribor and EIB rates. The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. EIB floating rates remained close to Euribor flat rates during 2009.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt.

        We hold significant assets in Brazil. At the end of 2002, all our assets in mobile operations in Brazil were transferred to Vivo, a joint venture equally owned by Portugal Telecom and Telefónica. We are exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt. As of December 31, 2009, the net exposure (assets minus liabilities, net of minority interests) to Brazil amounted to R$7,875 million (€3,136 million at the €/R$ exchange rate as of December 31, 2009).

        A significant portion of Vivo's debt is originally denominated in foreign currencies, including U.S. dollars and Japanese Yen. Vivo's policy is to hedge against these currencies exchange risk. As a result, Vivo's debt was either Real-denominated or had been swapped into Reais, as of December 31, 2009.

        We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt.

        Following the settlement of Euro-U.S. dollar call options in April 2009, we no longer hold any free standing foreign exchange derivative on our domestic businesses. Our total net exposure to the U.S. dollar, including our indebtedness, cash and certain free-standing derivatives, amounted to US$3.3 million as of December 31, 2009, compared to negative US$249 million as of December 31, 2008.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2009, corresponding to an average price per share of €8.63. These equity swaps had maturities of twelve months as of December 31, 2009.

Tabular Information on Market Risk Sensitive Instruments

        The following tables provide information about our debt and derivative instruments as of December 31, 2009 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account related derivatives entered into with the purpose of hedging debt's interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2009.

        In addition, the tables reflect our interest in Vivo's loans and derivatives. Regarding information about these instruments, all the amounts stated represent half of the notional amounts or fair value amounts of the instruments because we proportionally consolidate Vivo's assets and liabilities in our balance sheet under IFRS as of December 31, 2008 and 2009.

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

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		52	61	50	39	13	39	254	263
Average Interest Rate		4.19%	4.24%	4.31%	4.30%	4.39%	4.39%	4.26%
EIB Loans (€) with related interest rate swaps		46	42	42	36	36	—	202	201
Average Interest Rate		2.80%	2.73%	2.67%	2.55%	2.55%	—	2.71%
Total EIB Fixed Rate Loans		99	103	92	74	49	39	456	463

Non-EIB Fixed Rate Loans
Bonds (€)	(2)	—	—	1,277	997	—	2,040	4,313	4,428
Average Interest Rate		4.76%	4.76%	4.76%	5.20%	4.80%	4.80%	4.83%
Exchangeable Bonds (€)	(2)(3)	—	—	—	—	706	—	706	819
Average Interest Rate		4.13%	4.13%	4.13%	4.13%	4.13%	—	4.13%
Loans (€)		8	7	7	7	7	2	38	38
Average Interest Rate		6.07%	6.13%	6.15%	6.15%	6.15%	6.15%	6.12%
Bonds (R$)		—	—	—	—	—	14	14	15
Average Interest Rate		7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.00%
Loans (R$)		41	14	20	20	20	24	141	140
Average Interest Rate		9.98%	10.60%	10.0%	10.0%	10.0%	10.0%	10.12%
Loans (US$)		12	—	—	—	—	—	12	12
Average Interest Rate		4.75%	—	—	—	—	—	4.75%
Total Non-EIB Fixed Rate Loans		61	22	1,304	1,024	733	2,080	5,225	5,453

Total Fixed Rate Debt		160	125	1,397	1,098	782	2,119	5,681	5,916

Floating Rate Debt
EIB Floating Rate Loans
Loans (US$) with related €/US$ swaps		10	10	—	—	—	—	20	20
Average Interest Spread—ref. Euribor		0.42%	0.42%	—	—	—	—	0.42%
Total EIB Floating Rate Loans		10	10	0	0	0	0	20	20

Non-EIB Floating Rate Loans
Floating Rate Notes	(2)	—	—	—	50	—	—	50	51
Average Spread—ref. Euribor		1.50%	1.50%	1.50%	1.50%	—	—	1.50%
Loans (€)		8	8	8	8	8	2	40	40
Average Interest Rate		8.49%	8.49%	8.49%	8.49%	8.49%	8.49%	8.49%
Loans (€)		16	57	157	7	—	—	238	236
Average Spread—ref. Euribor		0.32%	0.34%	0.32%	0.00%	—	—	0.32%
Equity Swaps on Own Shares (€)		178	—	—	—	—	—	178	178
Average Spread—ref. Euribor		0.82%	—	—	—	—	—	0.82%
Bonds (R$)		42	—	—	—	—	345	387	405
Average Spread—ref. % of CDI		109.59%	109.11%	109.11%	109.11%	109.11%	104.02%	110.72%
Bonds (R$)		—	—	—	—	—	12	12	7
Average Spread—ref. IPCA		0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Loans (R$)		65	63	61	61	41	—	291	285
Average Spread—ref. TJLP		4.31%	4.30%	4.30%	4.30%	4.30%	—	4.30%
Loans (R$)		1	0	—	—	—	—	1	1
Average Spread—ref. UMBND		4.60%	4.60%	—	—	—	—	4.60%
Loans (US$) with related US$/R$ swaps	(4)	16	—	—	—	36	92	144	145
Average Spread—ref. % of CDI		97.55%	95.86%	95.86%	95.86%	95.86%	96.00%	96.20%
Loans (JPY) with related JPY/BR$ swaps	(4)	—	4	—	—	—	—	4	5
Average Spread—ref. % of CDI		105.90%	105.90%	—	—	—	—	105.90%
Loans (Other currencies)		0	—	—	—	—	—	0	0
Total Non-EIB Floating Rate Loans		325	133	226	126	85	451	1,346	1,353

Total Floating Rate Debt		335	143	226	126	85	451	1,365	1,373

Total Debt		495	268	1,623	1,225	866	2,570	7,046	7,289

(1)
Includes fair value of debt and related swaps.

(2)
Includes expenses incurred as of the date the bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the €300.0 million issuance in 2009, (ii) rounding in defining the coupon rate and (iii) commissions. These expenses are recognized in earnings through the life of the bonds.

(3)
In accordance with IFRS, exchangeable bonds represent a compound instrument, and accordingly the market value of the equity component as of the date the bonds were issued amounted to €57,145,442 and was recorded in shareholders' equity, while the financial liability component was recorded through the amortized cost.

(4)
Includes exchange gains and losses from related cross-currency swaps, which are accounted for as debt on our balance sheet.

Derivatives Sensitivity to Interest Rate Risk
(€ million)
Expected Maturity Date(1)

	2010	2011	2012	2013	2014	Thereafter	Fair Value
Fixed Rate Payer
Pay fixed Euro, receive floating Euro swaps	237	180	128	76	36	—	(4)
Average Rate Paid	3.01%	2.93%	2.82%	2.55%	2.37%	—
Average Spread Received—ref. Euribor	0.00%	0.00%	0.00%	0.00%	0.00%	—
Floating Rate Payer
Pay floating Euro, receive floating U.S. dollar swaps	15	7	—	—	—	—	(5)
Average Spread Paid—ref. Euribor	0.25%	0.25%	—	—	—	—
Average Spread Received—ref. US$ Libor	0.00%	0.00%	—	—	—	—
Pay floating Brazilian Real, receive fixed Brazilian Real swaps	36	14	14	14	14	—	2
Average Spread Paid—ref. % of CDI	108.66%	111.20%	111.20%	111.20%	111.20%	—
Average Rate Received	8.48%	7.0%	7.0%	7.0%	7.0%	—
Pay floating Brazilian Real, receive fixed U.S. dollar swaps	144	127	127	127	127	92	2
Average Spread Paid—ref. % of CDI	97.55%	95.87%	95.86%	95.86%	95.86%	96.00%
Average Rate Received	4.47%	4.27%	4.26%	4.26%	4.26%	4.18%
Pay floating Brazilian Real, receive fixed Japanese Yen swaps	5	5	—	—	—	—	(0)
Average Spread Paid—ref. % of CDI	105.90%	105.90%	—	—	—	—
Average Rate Received	2.60%	2.60%	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	Notes	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (1)
Exposure to the Euro/Brazilian Real exchange rate
Bonds (R$)		—	—	—	—	—	14	14	15
Average Interest Rate		4.76%	4.76%	4.76%	5.20%	4.80%	4.80%	4.83%
Bonds (R$)		42	—	—	—	—	345	387	405
Average Spread—ref. % of CDI		109.59%	109.11%	109.11%	109.11%	109.11%	104.02%	110.72%
Bonds (BR$)		—	—	—	—	—	12	12	7
Average Spread—ref. IPCA		0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Loans (BR$)		41	14	20	20	20	24	141	140
Average Interest Rate		9.98%	10.60%	10.0%	10.0%	10.0%	10.0%	10.12%
Loans (BR$)		65	63	61	61	41	—	291	285
Average Spread—ref. TJLP		4.31%	4.30%	4.30%	4.30%	4.30%	—	4.30%
Loans (BR$)		1	0	—	—	—	—	1	1
Average Spread—ref. UMBND		4.60%	4.60%	—	—	—	—	4.60%
Loans (US$) with related US$/BR$ swaps	(2)	16	—	—	—	36	92	144	145
Average Spread—ref. % of CDI		97.55%	95.86%	95.86%	95.86%	95.86%	96.00%	96.20%
Loans (JPY) with related JPY/BR$ swaps	(2)	—	4	—	—	—	—	4	5
Average Spread—ref. % of CDI		105.90%	105.90%	—	—	—	—	105.90%
Exposure to the Euro/US Dollar exchange rate
Loans (US$)		12	—	—	—	—	—	12	12
Average Interest Rate		4.75%	—	—	—	—	—	4.75%
Exposure to other currencies exchange rates
Loans (Other currencies)		0	—	—	—	—	—	0	0

(1)
Includes fair value of debt and related swaps.

(2)
Includes exchange gains and losses from related cross-currency swaps.

Derivatives Sensitivity to Exchange Rate Risk
(€ million)
Expected Maturity Date(1)

	2010	2011	2012	2013	2014	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate
Pay floating Euro, receive floating U.S. dollar swaps	15	7	—	—	—	—	(5)
Average €/US$ exchange rate	1.07	1.07	—	—	—	—
Exposure to the U.S. dollar/Brazilian Real exchange rate
Pay floating Brazilian Real, receive fixed U.S. dollar swaps	144	127	127	127	127	92	2
Average exchange rate	1.70	1.71	1.71	1.71	1.71	1.67
Exposure to the Japanese Yen/Brazilian Real exchange rate
Pay floating Brazilian Real, receive fixed Japanese Yen swaps	5	5	—	—	—	—	(0)
Average exchange rate	0.017	0.017	—	—	—	—
Exposure to the US Dollar/Namibian Dollar exchange rate
Pay Namibian Dollar, receive US Dollar	2	—	—	—	—	—	(0)
Average exchange rate	8.487	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end. The derivatives instruments were entered into primarily to hedge exchange rate risk resulting from non-local currency-denominated debt.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2010	2011	2012	2013	2014	Thereafter	Fair Value
Equity Derivatives
Equity Swaps on Own Shares	(2)	178	—	—	—	—	—	(6)
Average Initial Price		8.63	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives at the beginning of each period.

(2)
This instrument was contracted in previous years and is accounted for as debt on our balance sheet.

Fair Value of Derivative Agreements in 2009(1)
(€ million)

Fair value of contracts outstanding at December 31, 2008	19.1
Fair value adjustments:
Income	(83.0)
Reserves	(0.8)
Additions and Cancellations	40.4
Foreign currency translation adjustments and other	22.8
Fair value of contracts outstanding at December 31, 2009	(1.5)

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

Fair Value of Derivatives Contracts in 2009(1)(2)
(€ million)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1-3 years	4-5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	0.0	0.0	0.0	0.0	0.0
Prices provided by other external sources	(0.5)	(7.0)	(2.3)	0.0	(9.8)
Prices based on models and other valuation methods	5.9	(0.9)	(2.3)	5.6	8.2

Total	5.4	(8.0)	(4.6)	5.6	(1.5)

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

(2)
Including 100% of fair value of Vivo's derivative agreements.

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

•       any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

        These fees are in addition to the existing fees and charges of the depositary under the agreement, including, without limitation, the fee of US$5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs.

        A form of the amended and restated Deposit Agreement is filed as Exhibit 2.1 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2009. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2009, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

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

        Mário João de Matos Gomes, who is a member of the Audit Committee elected on March 27, 2009, has been determined by our Board of Directors to be an "Audit Committee Financial Expert," as that term is defined in Item 16A of Form 20-F, and to be independent under the standards of the New York Stock Exchange. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Gomes. Mr. Gomes is also an expert in accordance with Portuguese requirements.

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

        In December 2009, we modified our Code of Ethics for all employees and our Code of Ethics applicable to financial officers in a manner consistent with the modifications to our policy on related party transactions described in "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Related Party Transactions Policies." Under our Code of Ethics for all employees, whenever an employee is called upon to participate in decision processes that involve organizations with which they work or have worked or that involve people who are or have been connected to them by ties of kinship, they must inform their superiors of those connections. In addition, under our Code of Ethics applicable to financial officers, all senior financial officers are required to inform the Chairman of our Audit Committee of any family relationship to the second degree with people who are exercising external audit functions for the Portugal Telecom Group and of any relevant facts that may, directly or indirectly, give rise to a real or potential conflict of interest. In particular, these officers are required to inform the General Secretary of the Portugal Telecom Group of any position in any company outside the Portugal Telecom Group, non-profit organization or public institution.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2008 and 2009, the remuneration of our independent auditors was as follows.

	2008		2009
	€	%	€	%
Audit Fees	1,262,490	69%	1,667,480	69%
Audit-Related Fees(1)	213,820	12%	227,532	9%
Tax Fees(2)	37,950	2%	181,417	8%
Other Fees(3)	305,450	17%	340,621	14%

Total	1,819,710	100%	2,417,050	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions and (ii) confort letters issued under our debt programs.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2009, we had outstanding equity swaps with respect to 20,640,000 of our own shares in connection with the share buyback program we announced in April 2005. We did not acquire any shares under our 2005 share buyback program in 2009. Under our 2005 share buyback program, we have the ability to settle the outstanding equity swaps and acquire legal ownership of these shares at any time. Other than these outstanding equity swaps, our 2005 share buyback program has been suspended.

        During 2009, we did not acquire any treasury shares or enter into new equity swaps. Accordingly, the tabular presentation contemplated by Item 16E is omitted for the year ended December 31, 2009.

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

        The information set forth in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards" is incorporated herein by reference.

 PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements."

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A.
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

Exhibit Number	Description
2.12	Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.13
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
2.14
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.15
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between PT Comunicações S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.16
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 6.00% Notes due 2013, dated April 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and Citigroup Global Markets Limited.
2.17
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €750,000,000 5.00% Notes due 2019, dated October 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Totta, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and UBS Limited.
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

Exhibit Number	Description
4.4	Subscription Agreement, dated as of October 17, 2002, by and among Telefónica Móviles, S.A., Portugal Telecom, SGPS S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V., in relation to Brasilcel B.V., incorporated by reference to Exhibit 4.4 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
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

Exhibit Number	Description
4.13	Financing Agreement (Contrato de Financiamento) dated July 19, 2001, among the Brazilian Social and Economic Development Bank (Lender), Global Telecom S.A. (Borrower) and Telesp Celular S.A. (Guarantor) —English summary, incorporated by reference to the Annual Report on Form 20-F of Telesp Celular Participações S.A. for the fiscal year ended December 31, 2001, filed on June 21, 2002 (File No. 001-14493).
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

Date: April 16, 2010

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statements of financial position of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2009 and 2008 and as of January 1, 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2009 and 2008 and as of January 1, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

        As discussed in Note 4 to the financial statements, the Company has changed in 2009 its method of accounting for loyalty programmes, due to the adoption of the IFRIC 13 Customer Loyalty Programmes and accordingly has restated its consolidated financial statements for the years ended December 31, 2008 and 2007. The information relating to the nature and effect of such change in its method of accounting is presented in such note to the consolidated financial statements of the Company.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Associados, SROC S.A. Deloitte & Associados, SROC S.A. Lisbon, Portugal April 16, 2010

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 16, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph stating that the Company has changed in 2009 its method of accounting for loyalty programmes due to the adoption of the IFRIC 13 Customer Loyalty Programmes and accordingly, has restated its consolidated financial statements for the years ended December 31, 2008 and 2007, presenting in Note 4 to the consolidated financial statements the information related to the nature and effects of such change.

/s/ Deloitte & Associados, SROC S.A. Deloitte & Associados, SROC S.A. Lisbon, Portugal April 16, 2010

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2009, 2008 AND 2007

(Amounts stated in Euros)

	Notes	2009	2008 (restated)	2007 (restated)
CONTINUING OPERATIONS
REVENUES
Services rendered	6	6,253,723,858	6,102,100,602	5,619,439,236
Sales	6	422,894,805	508,662,301	442,466,483
Other revenues	6	108,061,947	110,123,957	80,447,271

		6,784,680,610	6,720,886,860	6,142,352,990

COSTS, LOSSES AND (INCOME)
Wages and salaries	8	693,234,578	616,597,308	638,072,873
Direct costs	10	1,135,108,895	1,086,931,322	907,297,176
Costs of products sold	11	648,784,657	778,460,559	656,149,583
Marketing and publicity		165,761,900	176,292,202	147,246,817
Supplies and external services	12	1,294,090,787	1,229,948,221	1,179,188,425
Indirect taxes	14	243,624,838	233,600,026	201,825,104
Provisions and adjustments	39	101,807,099	118,782,268	122,275,443
Depreciation and amortisation	33 and 34	1,437,928,144	1,268,342,092	1,123,064,739
Post retirement benefits	9.6	89,630,520	44,759,000	(65,076,144)
Curtailment costs, net	9.6	14,804,659	99,955,165	275,619,171
Gains on disposals of fixed assets, net		(408,534)	(19,466,353)	(2,795,990)
Other costs, net		49,653,374	29,986,839	45,071,936

		5,874,020,917	5,664,188,649	5,227,939,133

Income before financial results and taxes		910,659,693	1,056,698,211	914,413,857
FINANCIAL LOSSES AND (GAINS)
Net interest expense	15	302,279,680	272,372,217	197,368,292
Net foreign currency exchange losses (gains)	16	(20,155,129)	8,505,581	12,427,018
Net gains on financial assets and other investments	17	(8,067,568)	(19,297,574)	(248,783,007)
Equity in earnings of associated companies, net	31	(456,043,545)	(170,975,397)	(126,127,657)
Net other financial expenses	18	72,928,007	38,891,868	48,316,434

		(109,058,555)	129,496,695	(116,798,920)

Income before taxes		1,019,718,248	927,201,516	1,031,212,777
Income taxes	19	233,209,153	231,379,762	242,933,715
Net income from continuing operations		786,509,095	695,821,754	788,279,062
DESCONTINUED OPERATIONS
Net income from discontinued operations	20	—	—	45,474,124

NET INCOME		786,509,095	695,821,754	833,753,186

Attributable to minorityinterests	21	102,578,076	119,721,635	92,847,426
Attributable to equity holders of the parent	23	683,931,019	576,100,119	740,905,760
Earnings per share
Basic	23	0.78	0.64	0.71
Diluted	23	0.76	0.62	0.67
Earnings per share from continuing operations
Basic	23	0.78	0.64	0.69
Diluted	23	0.76	0.62	0.66

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2009, 2008 AND 2007

(Amounts stated in Euros)

	Notes	2009 (Note 40.5)	2008 (restated)	2007 (restated)
Income and expenses recognised directly in shareholders' equity
Foreign currency translation adjustments(i)		920,584,173	(764,998,457)	241,843,651
Post retirement benefits
Net actuarial gains (losses)	9.7	164,773,415	(594,809,172)	285,237,065
Tax effect	19	(43,664,955)	157,624,431	(75,588,720)
Financial instruments
Hedge accounting
Change in fair value		(2,407,036)	(1,238,300)	3,685,028
Transferred to profit and loss	42	1,633,364	(44,656)	(8,287,000)
Investments available for sale
Changes in fair value		—	—	15,682,412
Transferred to profit and loss on sale		—	—	(38,650,508)
Tax effect	19	205,023	339,983	7,306,068
Other expenses recognised directly in shareholders' equity, net		(5,901,102)	(3,943,124)	4,602,468

		1,035,222,882	(1,207,069,295)	435,830,464

Reserves recognised directly in shareholders' equity
Revaluation reserve of tangible assets
Revaluation of real estate and of the wireline's ducts infrastructure	34	—	1,075,033,022	—
Tax effect	19	12,116,738	(284,346,234)	—

		12,116,738	790,686,788	—

Total earnings and reserves recognised directly in shareholders' equity		1,047,339,620	(416,382,507)	435,830,464
Income recognised in the income statement		786,509,095	695,821,754	833,753,186

Total income recognised		1,833,848,715	279,439,247	1,269,583,650

Attributable to minority interests		348,381,799	(50,376,301)	137,037,033
Attributable to equity holders of the parent		1,485,466,916	329,815,548	1,132,546,617

(i)
The gain recorded in 2009 is mainly related to the appreciation of the Real against the Euro from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009, while the loss recorded in 2008 is basically explained by the depreciation of the Real against the Euro from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008. The gain recorded in 2007 is primarily related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.5963 as at 31 December 2007.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2009 AND 2008 AND 1 JANUARY 2008

(Amounts stated in Euros)

	Notes	31 Dec 2009	31 Dec 2008 (restated)	1 Jan 2008 (restated)
ASSETS
Current Assets
Cash and cash equivalents		1,449,516,549	1,010,655,198	664,642,854
Short-term investments	24	26,867,252	52,933,160	1,170,293,202
Accounts receivable—trade	25	1,398,864,344	1,244,602,525	1,307,429,771
Accounts receivable—other	26	169,707,724	201,884,374	128,745,389
Inventories	27	239,877,325	297,382,098	160,592,407
Taxes receivable	28	254,765,524	317,865,624	239,111,584
Prepaid expenses	29	137,262,528	131,470,086	106,526,815
Other current assets	30	22,191,369	60,188,716	38,979,994

Total current assets		3,699,052,615	3,316,981,781	3,816,322,016

Non-Current Assets
Accounts receivable—trade		2,594,779	3,384,632	1,289,741
Accounts receivable—other	26	8,845,235	4,856,624	4,352,233
Taxes receivable	28	196,429,460	140,771,497	148,340,234
Investments in group companies	31	597,210,048	613,179,099	538,080,641
Other investments	32	16,885,925	21,111,478	27,235,420
Intangible assets	33	4,046,670,219	3,463,038,116	3,383,123,427
Tangible assets	34	4,862,214,772	4,637,837,013	3,585,397,171
Post retirement benefits	9.4	67,588,596	1,557,026	134,060,599
Deferred taxes	19	1,019,511,128	1,032,723,979	992,221,139
Other non-current assets	30	314,203,554	478,954,057	491,089,047

Total non-current assets		11,132,153,716	10,397,413,521	9,305,189,652

Total assets		14,831,206,331	13,714,395,302	13,121,511,668

LIABILITIES
Current Liabilities
Short-term debt	35	494,531,900	2,254,666,256	1,256,085,485
Accounts payable	36	1,335,127,377	1,372,302,781	1,108,882,163
Accrued expenses	37	636,891,386	647,156,746	641,050,928
Deferred income	38	417,777,933	362,622,368	331,950,552
Taxes payable	28	293,891,365	337,641,837	381,956,714
Provisions	39	77,815,865	72,214,080	74,958,499
Other current liabilities	40	142,370,844	107,020,445	67,308,947

Total current liabilities		3,398,406,670	5,153,624,513	3,862,193,288

Non-Current Liabilities
Medium and long-term debt	35	6,551,516,128	4,441,190,114	4,960,675,814
Taxes payable	28	59,217,420	38,730,319	31,172,618
Provisions	39	102,629,790	96,806,426	111,833,374
Post retirement benefits	9.4	1,558,341,521	1,836,850,906	1,463,932,239
Deferred taxes	19	482,219,973	462,192,770	84,880,140
Other non-current liabilities	40	294,105,452	488,763,432	523,185,609

Total non-current liabilities		9,048,030,284	7,364,533,967	7,175,679,794

Total liabilities		12,446,436,954	12,518,158,480	11,037,873,082

SHAREHOLDERS' EQUITY
Share capital	41	26,895,375	26,895,375	30,774,000
Treasury shares	41	(178,071,827)	(178,071,827)	(323,178,913)
Legal reserve	41	6,773,139	6,773,139	6,773,139
Reserve for treasury shares	41	6,970,320	6,970,320	3,091,695
Other reserves and accumulated earnings	41	1,454,941,115	369,459,420	1,622,590,374

Equity excluding minority interests		1,317,508,122	232,026,427	1,340,050,295
Minority interests	21	1,067,261,255	964,210,395	743,588,291

Total equity		2,384,769,377	1,196,236,822	2,083,638,586

Total liabilities and shareholders' equity		14,831,206,331	13,714,395,302	13,121,511,668

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2007, 2008 AND 2009

(Amounts stated in Euros)

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding minority interests	Minority interests (Note 21)	Total equity
Balance as at 31 December 2006	395,099,775	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730	850,788,208	3,106,037,938
Change in accounting policy (Note 4)	—	—	—	—	2,782,373	2,782,373	—	2,782,373

Balance as at 1 January 2007, as restated	395,099,775	(187,612,393)	82,706,881	—	1,967,837,840	2,258,032,103	850,788,208	3,108,820,311
Share capital increase	79,019,955	—	(79,019,955)	—	—	—	—	—
Share capital reduction	(440,254,035)	—	—	—	440,254,035	—	—	—
Acquisition of treasury shares, through equity swaps	—	(607,692,439)	—	—	—	(607,692,439)	—	(607,692,439)
Acquisition of treasury shares	—	(1,050,271,924)	—	1,050,271,924	(1,050,271,924)	(1,050,271,924)	—	(1,050,271,924)
Cancellation of treasury shares	(3,091,695)	1,050,271,924	—	(1,047,180,229)	—	—	—	—
Cash settlement of equity swaps over treasury shares	—	472,125,919	—	—	—	472,125,919	—	472,125,919
Dividends paid (Note 22)	—	—	—	—	(516,506,816)	(516,506,816)	(74,631,586)	(591,138,402)
Changes in consolidation perimeter	—	—	—	—	—	—	(170,203,360)	(170,203,360)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	597,996	597,996
Spin-off of PT Multimédia (Note 20)	—	—	—	—	(405,328,608)	(405,328,608)	—	(405,328,608)
Equity component of exchangeable bonds	—	—	—	—	57,145,442	57,145,442	—	57,145,442
Earnings allocated to the legal reserve	—	—	3,086,213	—	(3,086,213)	—	—	—
Income recognized directly in equity	—	—	—	—	391,640,857	391,640,857	44,189,607	435,830,464
Income recognized in the income statement	—	—	—	—	740,905,760	740,905,760	92,847,426	833,753,186

Balance as at 31 December 2007, as restated	30,774,000	(323,178,913)	6,773,139	3,091,695	1,622,590,374	1,340,050,295	743,588,291	2,083,638,586
Acquisition of treasury shares through equity swaps	—	(904,638,532)	—	—	—	(904,638,532)	—	(904,638,532)
Reserve for treasury shares	—	—	—	1,049,745,618	(1,049,745,618)	—	—	—
Cancellation of treasury shares in March (Note 41)	(2,496,145)	711,917,017	—	(709,420,872)	—	—	—	—
Cancellation of treasury shares in December (Note 41)	(1,382,480)	337,828,601	—	(336,446,121)	—	—	—	—
Dividends (Note 22)	—	—	—	—	(533,200,884)	(533,200,884)	(43,599,140)	(576,800,024)
Changes in consolidation perimeter	—	—	—	—	—	—	302,769,121	302,769,121
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	11,828,424	11,828,424
Revaluation of certain tangible assets	—	—	—	—	790,686,788	790,686,788	—	790,686,788
Income recognized directly in equity	—	—	—	—	(1,036,971,359)	(1,036,971,359)	(170,097,936)	(1,207,069,295)
Income recognized in the income statement	—	—	—	—	576,100,119	576,100,119	119,721,635	695,821,754

Balance as at 31 December 2008, as restated	26,895,375	(178,071,827)	6,773,139	6,970,320	369,459,420	232,026,427	964,210,395	1,196,236,822
Dividends (Note 22)	—	—	—	—	(503,626,688)	(503,626,688)	(154,046,696)	(657,673,384)
Corporate reestructuring at Vivo (Note 2)	—	—	—	—	103,641,467	103,641,467	(103,641,467)	—
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	12,357,224	12,357,224
Reassessement of the deferred tax liability related to the revaluation of assets (Note 19)	—	—	—	—	12,116,738	12,116,738	—	12,116,738
Income recognized directly in equity	—	—	—	—	789,419,159	789,419,159	245,803,723	1,035,222,882
Income recognized in the income statement	—	—	—	—	683,931,019	683,931,019	102,578,076	786,509,095

Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	1,454,941,115	1,317,508,122	1,067,261,255	2,384,769,377

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2009, 2008 AND 2007

(Amounts stated in Euros)

	Notes	2009	2008	2007
OPERATING ACTIVITIES
Collections from clients		7,783,167,222	7,779,372,079	7,070,397,265
Payments to suppliers		(4,298,265,954)	(4,304,337,083)	(3,653,519,418)
Payments to employees		(736,268,577)	(654,930,966)	(654,757,374)
Payments relating to income taxes	44.a	(161,179,339)	(245,970,058)	(206,528,920)
Payments relating to post retirement benefits	9.5	(251,165,791)	(196,801,097)	(284,159,570)
Payments relating to indirect taxes and other	44.b	(408,674,451)	(548,446,669)	(610,407,039)

Cash flow from operating activities from continuing operations		1,927,613,110	1,828,886,206	1,661,024,944
Cash flow from operating activities from discontinued operations	20	—	—	198,182,708

Cash flow from operating activities(1)		1,927,613,110	1,828,886,206	1,859,207,652

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	44.c	27,827,287	3,780,376,156	25,017,800,206
Financial investments	44.d	401,660,387	32,380,948	239,646,906
Tangible and intangible assets		11,705,679	40,785,288	15,424,276
Interest and related income		59,205,383	281,228,219	246,999,708
Dividends	44.e	140,164,156	19,175,607	94,799,920
Other investing activities	44.f	876,528	2,177,393	130,710,004

		641,439,420	4,156,123,611	25,745,381,020

Payments resulting from:
Short-term financial applications	44.c	(1,761,381)	(2,663,016,114)	(24,652,859,679)
Financial investments	44.g	(10,614,560)	(348,600,843)	(3,342,537)
Tangible and intangible assets		(1,296,585,044)	(1,056,927,189)	(756,401,882)
Other investing activities		(3,766,717)	(7,508,185)	(17,214,795)

		(1,312,727,702)	(4,076,052,331)	(25,429,818,893)

Cash flow from investing activities related to continuing operations		(671,288,282)	80,071,280	315,562,127
Cash flow from investing activities related to discontinued operations	20	—	—	(79,620,931)

Cash flow from investing activities(2)		(671,288,282)	80,071,280	235,941,196

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	44.h	28,152,064,374	37,882,851,516	9,032,800,130
Increases in share capital and paid-in surplus	44.i	13,455,882	685,193	—
Subsidies		949,426	1,044,517	1,781,572
Other financing activities	44.j	30,332,926	7,151,102	220,786

		28,196,802,608	37,891,732,328	9,034,802,488

Payments resulting from:
Loans repaid	44.h	(28,055,009,263)	(37,092,659,729)	(8,809,340,609)
Lease rentals (principal)		(17,047,074)	(22,011,222)	(17,089,599)
Interest and related expenses		(421,635,937)	(580,044,224)	(491,753,664)
Dividends	44.k	(588,516,153)	(574,613,933)	(552,726,968)
Acquisition of treasury shares	41.2	—	(1,049,745,618)	(1,050,271,924)
Other financing activities	44.j	(38,584,894)	(45,270,637)	(46,962,926)

		(29,120,793,321)	(39,364,345,363)	(10,968,145,690)

Cash flow from financing activities related to continuing operations		(923,990,713)	(1,472,613,035)	(1,933,343,202)
Cash flow from financing activities related to discontinued operations	20	—	—	(20,267,540)

Cash flow from financing activities(3)		(923,990,713)	(1,472,613,035)	(1,953,610,742)

Cash and cash equivalents at the beginning of the period		1,010,655,198	664,642,854	548,464,617
Change in cash and cash equivalents(4)=(1)+(2)+(3)		332,334,115	436,344,451	141,538,106
Effect of exchange differences		106,527,236	(90,332,107)	23,442,726
Cash and cash equivalentes of discontinued operations as of the disposal dates		—	—	(48,802,595)

Cash and cash equivalents at the end of the period		1,449,516,549	1,010,655,198	664,642,854

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a)    Parent company

        Portugal Telecom, SGPS, SA ("Portugal Telecom") and subsidiaries ("Group", "Portugal Telecom Group", or "the Company"), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa.

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

        As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom's share capital is mainly owned by private shareholders. As at 31 December 2009, the Portuguese State owned, directly or indirectly, 9.72% of the total ordinary shares and all of the Class A Shares of Portugal Telecom (Note 41.1).

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

        In Brazil, the Group renders mobile telecommunications services through Brasilcel NV ("Brasilcel" or "Vivo"), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA—"PT Móveis") and Telefónica (through Telefónica Móviles, SA) to join the mobile operations in Brazil of each group. In April 2008, after ANATEL's authorization, Vivo completed the stock purchase

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

1. Introduction (Continued)

agreement with Telepart Participações SA to acquire control of Telemig Celular Participações SA, which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular (Note 2). Currently, Brasilcel, through Vivo, SA and Telemig Celular, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Minas Gerais and eleven states in the Midwestern and Northern regions of Brazil.

        In Africa, the group renders fixed, mobile and other telecommunication related services through Africatel Holding BV ("Africatel"). Services are currently being provided in Angola, Namibia, Mozambique, Kenya, Cabo Verde and São Tomé, among other countries.

        On 1 September 2009, Portugal Telecom entered into a definitive agreement, together with Telefónica, S.A., for the joint sale of their equity stakes in Médi Telecom S.A. (Médi Telecom), each representing 32.18%, together with its outstanding shareholder loans, to the local shareholders of Médi Telecom. Following the approval of Agence Nationale de Règlementation des Télécommunications, the Moroccan telecommunications regulator, this sale was concluded in December 2009 when Portugal Telecom received an amount of Euro 380 million, in addition to an advance of Euro 20 million received in September 2009, totaling Euro 400 million (Note 44.d).

        The consolidated financial statements for the year ended 31 December 2009 were approved by the Board of Directors and authorized for issue on 3 March 2010.

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

        The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), and include all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") as at 31 December 2009, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom, and IFRS as published by the International Accounting Standards Board.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Consolidated financial statements have been prepared assuming the continuity of operations.

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a)    Consolidation principles

Controlled entities

        Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

        The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption "Minority interests" (Note 21).

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

        All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

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

As at 31 December 2009

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

        Jointly controlled entities are presented in Exhibit II.

Investments in associates

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

        Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom's accounting policies (Exhibit III). Under this method, investments in associated companies are carried in the Consolidated Statement of Financial Position at cost, adjusted periodically for the Group's share in the results of the associated company, recorded as part of financial results under the caption "Equity in earnings of associated companies, net" (Note 31). In addition, these financial investments are adjusted for any impairment losses that may occur.

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

        Dividends received from associated companies are recorded as a reduction to the carrying value of financial investments.

Non-current assets held for sale and disposal groups

        Non-current assets and disposal groups are classified as held for sale or as a discontinued operation when the asset or the group of assets will be disposed of together as a group in a single transaction, by sale or otherwise, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i) the asset or group of assets is available for immediate sale or to be transferred in its present condition; (ii) the transaction is highly probable, which requires a committement by the management to a plan to sell the asset or group of assets; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount or the fair value less costs to sell.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

Goodwill

        Goodwill represents the excess of the acquisition cost over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations. Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

        Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption "Foreign currency translation adjustments".

        Goodwill related to associated companies is recognised under the caption "Investments in group companies" (Note 31), and goodwill related to subsidiaries and jointly controlled entities is recognised under the caption "Intangible assets" (Note 33). Goodwill is not amortised, but tested, on an annual basis at least, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)    Changes in the consolidated Group

        During 2009, there were no significant changes in the consolidated Group.

        The main change in the consolidation Group during 2008 is related to the consolidation of Telemig Celular Participações and Telemig Celular (together "Telemig") as from 1 April 2008, following the acquisition of control of Telemig Celular Participações ("TCP") on 4 April 2008, which held a 83.25% stake on Telemig Celular ("TC") as of that date. In addition to the acquisition of shareholder control completed on 4 April 2008, Vivo acquired additional shares of TCP and TC following the voluntary and mandatory tender offers concluded on 15 May 2008 and 15 August 2008, respectively. As a result of these transactions, Vivo had as at 31 December 2008 a stake of 58.8% of TCP and 56.3% of TC, corresponding to voting rights of 97.0% and 95.7%, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The detail of the net assets of Telemig consolidated as at 1 April 2008, which were acquired by Portugal Telecom through Vivo, and the goodwill recorded following the abovementioned transactions is as follows (50% share of Portugal Telecom):

	Book value	Fair value adjustments	Fair value
	Euro
Net Assets Acquired
Intangible assets (Note 33)	24,562,683	546,274,017	570,836,700
Tangible assets (Note 34)	127,428,217	56,808,920	184,237,137
Cash and cash equivalents (Note 44.g)	170,803,876	—	170,803,876
Accounts receivable	39,476,039	—	39,476,039
Deferred tax assets (Note 19)	30,530,408	—	30,530,408
Prepaid expenses	18,301,988	—	18,301,988
Taxes receivable	16,291,914	—	16,291,914
Inventories	9,827,699	879,001	10,706,700
Other non-current assets	24,263,331	—	24,263,331
Deferred tax liabilities (Note 19)	—	(105,139,836)	(105,139,836)
Short-term debt	(35,357,298)	(628,039)	(35,985,337)
Accounts payable	(33,995,607)	—	(33,995,607)
Accrued expenses	(30,606,302)	—	(30,606,302)
Medium and long-term debt	(8,228,972)	2,308,921	(5,920,051)
Non-current provisions (Note 39)	(7,120,477)	—	(7,120,477)
Other current liabilities	(53,020,675)	—	(53,020,675)
Other non-current liabilities	(3,012,736)	—	(3,012,736)

Total net assets acquired	290,144,088	500,502,984	790,647,072

Minority interests (Note 21)			(304,038,052)
Goodwill (Note 33)			30,397,905

Purchase price (Note 44.g) (including Euro 3 million of expenses directly attributable to the acquisition)			517,006,925

        The fair value adjustments of assets and liabilities were valued by an independent entity. The fair value adjustments related to intangible assets consist primarily of operating licenses granted by Anatel (Brazilian regulator) to Telemig in order to provide mobile services. These licenses were valued through the income approach, based on a detailed forecast of cash flows derived from projected financial information provided by management. These licenses are being amortised over its period including a renovation period (30 years).

        As a result of the acquisition of shareholders' control of Telemig on 3 April 2008, Portugal Telecom's consolidated income statements for the year ended 31 December 2009 includes the results of Telemig for the full year, whereas for the year ended 31 December 2008 it includes the results of Telemig as from 1 April. The contribution of Telemig for Portugal Telecom's results in the three months

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

period ended 31 March 2009 was a net profit before minority interests amounting to Euro 0.3 million. The pro-forma of Portugal Telecom's consolidated operating revenues and net income before minority interests for the period ended 31 December 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

	Reported figures	Telemig's results for the 1Q08	Pro-forma information
		Euro
Operating revenues	6,721	71	6,792
Net income (before minority interests)	696	38	734

        Following the abovementioned transactions concluded in 2008, on 27 July 2009, the general shareholders' meetings of Vivo Participações, TCP and TC approved a corporate restructuring which consisted of the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Participações. Under these operations, the former shareholders of TC and TCP were entitled to receive shares issued by TCP and Vivo Participações, respectively, and TC and TCP became wholly-owned subsidiaries of TCP and Vivo Participações, respectively. This restructuring resulted in a reduction of minority interests in Vivo Participações amounting to Euro 103,641,467 (Note 21). This reduction resulted primarily from a higher fair value of Vivo Participações as comparing to its carrying value, while the carrying value of Telemig was similar to its fair value as a result of the purchase price allocation made in 2008.

        The restructuring mentioned above did not involve the acquisition or the loss of control of any of the companies involved in the reestructuring, since Vivo Participações already had control of Telemig as at 31 December 2008 and Brasilcel maintained control of Vivo Participações, notwithstanding the dilution of its interest in this subsidiary from 63.6% to 59.4%. Accordingly, this transaction was accounted for as an equity transaction, with the reduction of minority interests amounting to Euro 103,641,467 being recorded as a gain directly in equity, since this transaction did not result in a loss of control and was a transaction between owners in their capacity as owners.

        In 2007, there were no significant changes in the consolidated Group except for the spin-off of PT Multimedia mentioned above.

3. Accounting policies, judgments and estimates

a)    Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the Consolidated Statement of Financial Position are classified as current.

b)    Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised based on technological obsolescence or lower rotation.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

c)     Tangible assets

        In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infrastructure from the cost model to the revaluation model, since the Company believes that the latter better reflects the economic value of those asset classes, given the nature of the revalued assets, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable, is being amortised in accordance with the criteria used to amortise the revalued assets.

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

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 – 50
Basic equipment:
Network installations and equipment	7 – 20
Ducts infrastructure	40
Telephones, switchboards and other	5 – 10
Submarine cables	15 – 20
Satellite stations	5 – 7
Other telecommunications equipment	3 – 10
Other basic equipment	4 – 20
Transportation equipment	4 – 8
Tools and dies	4 – 10
Administrative equipment	3 – 10
Other tangible fixed assets	3 – 10

        Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset's carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalised if any future economic benefits are expected and those benefits can be reliably measured.

        The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

Consolidated Income Statement under the caption "Gains on disposals of fixed assets, net" when occurred.

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

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the economic useful lifes or contractual periods if lower (including additional renovation periods if applicable), as follows:

Telecommunications licenses:
—	Telecommunications licenses held by Vivo	Period of the license with renovation period
—	Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
—	UMTS license owned by TMN	Period of the license with renovation period (until 2030)
Satellite capacity rights		Period of the contract (until 2015)
Software licenses		3 – 6
Other intangible assets		3 – 8

e)     Investment property

        Investment property (or real estate investments—Note 32) includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

        Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

        Investment property is depreciated on a straight-line basis, during its expected useful life. The depreciation rates correspond to the estimated average economic useful lives, as detailed in Note 3.c.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

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

        If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

        Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

        Tangible assets recognised according to the revaluation model are subject to periodic remeasurement and Portugal Telecom intends to revalue these assets at least every three years. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognised under shareholders' equity. Impairment losses in excess of the initial revaluation reserve are recognised in the Consolidated Income Statement.

g)     Provisions and contingent liabilities

        Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the abovementioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

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

        Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group's management.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

h)    Pension benefits

        Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA ("PT SI") are responsible to pay to a group of employees a pension or a pension supplement. In order to finance these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

        The amount of the Group's liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income.

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur. Those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognised when incurred under the caption "Curtailment costs, net".

        Pension and pension supplement liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation ("PBO") related to pensions deducted from the fair value of pension fund assets and any prior years' service gains or losses not yet recognised.

        Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i)     Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and their relatives. This health care plan is managed by Portugal Telecom—Prestações de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 9.2).

        The amount of the Group's liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income.

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognised when incurred under the caption "Curtailment costs, net".

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years' service gains or losses not yet recognised.

j)     Pre-retirement and suspended employees

        In connection with the programmes related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognises a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption "Curtailment costs, net", added by pensions, pension supplements and health care liabilities up to the retirement age, when the employee became suspended or pre-retired, and is determined based on actuarial studies (Note 9.3).

k)    Grants and subsidies

        Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy's programme.

        Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

        Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)     Financial assets and liabilities

        Financial assets and liabilities are recognised on the Group's Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

          Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable, which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

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

          Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders' equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

          Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

  Hedge accounting

          The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, for accounting purposes, Portugal Telecom classifies certain derivative financial instruments as fair value and cash flow hedges.

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

  (vii) Treasury shares (Note 41)

          Treasury shares are recognised as a deduction to shareholders' equity, under the caption "Treasury shares", at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under "Accumulated earnings".

          Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

  (viii) Cash and cash equivalents and short term investments (Note 24)

          Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared.

          In the consolidated Consolidated Statement of Cash Flows, cash and cash deposits also includes overdrafts recognised under the caption "Short-term debt".

          Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

  (ix) Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's consolidated Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore is exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company's financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 30), and current and non-current liabilities include the future payments under the leasing contract (Note 40).

          Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m)   Own work capitalised

        Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalised only if:

  •
  the tangible assets are identifiable;

  •
  the tangible assets will generate future economic benefits which can be reliably estimated; and

  •
  development expenses can be reliably measured.

        The amounts capitalised are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the abovementioned criteria is not met, the expense is recognised in net income.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

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

        The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method.

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under the caption "Other revenues".

        Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

        Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações's telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 72% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognised in earnings on a monthly basis during the period for the respective directory.

        Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

        Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

        The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Following the adoption of IFRIC 13 Customer Loyalty Programmes, as explained in more detail in Note 4, Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognising a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognised as revenue when award credits are redeemed or expire.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        Revenues from IPTV and satellite television services result essentially from and are recognised as follows:

Nature of the revenue	Caption	Moment of recognition
Monthly subscription fees for the use of the service	Services rendered	When the service is rendered
Rental of equipment	Services rendered	The period of rental
Sale of equipment	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

q)    Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognised directly in shareholders' equity under the caption "Cumulative foreign currency translation adjustments", and included in the Consolidated Statement of Comprehensive Income.

        The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  •
  Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

  •
  Profit and loss items at average exchange rates for the reported period;

  •
  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

  •
  Share capital, reserves and retained earnings at historical exchange rates.

        The effect of translation differences is recognised in shareholders' equity under the caption "Cumulative foreign currency translation adjustments" and included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when occurs a reduction of Portugal Telecom's investment in a foreign entity, through the sale or reimbursement of share capital, the accumulated effect of translated differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

        The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency translation adjustments" to "Accumulated earnings". As from 1 January 2004, the Group has been recognising all translation

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

adjustments directly in shareholders' equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of.

r)     Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, as the construction period of its tangible and intangible assets is relatively short (Note 4).

s)     Consolidated Statement of Cash Flows

        The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under "Short-term debt".

        Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments, dividends received from its associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)     Subsequent events (Note 47)

        Events that occur after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

  (a)
  Post retirement benefits—The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

    assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 9. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

  (b)
  Goodwill impairment analysis—Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

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

  (d)
  Recognition of provisions and adjustments—Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 46). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

  (e)
  Assessment of the fair value of financial instruments—Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

  (f)
  Assessment of the fair value of assets stated at revaluation model—Portugal Telecom used the revaluation model to measure the carrying value of certain asset classes. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 34.

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with IAS 8, changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, using a prospective methodology.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates

        During the year ended 31 December 2009, the following standards, revised standards and interpretations, which are applicable to Portugal Telecom, became effective:

  •
  IAS 1 Presentation of Financial Statements was revised in September 2007 and is effective for years started on or after 1 January 2009. Besides certain changes with which Portugal Telecom already complied in its 2008 annual report, as they were permitted under the previous version of IAS 1, the revision of this standard had the following requirements which Portugal Telecom adopted in these consolidated financial statements: (1) the inclusion of an additional financial statement disclosing all changes in equity, which was previously included in the notes to the financial statements; and (2) certain changes to financial statements headers, namely from "Consolidated Balance Sheet" to "Consolidated Statement of Financial Position" and from "Consolidated Statement of Recognised Income and Expenses" to "Consolidated Statement of Comprehensive Income".

  •
  IAS 23 Borrowing Costs was revised in March 2007 and is effective for years started on or after 1 January 2009. The revision of this standard removed the option of immediately recognising as an expense any borrowing costs that relate to assets requiring significant time to be ready for use or sale. Portugal Telecom had no impact in its financial statements following the adoption of the revised standard, as the construction period of its tangible and intangible assets is relatively short.

  •
  IFRS 8 Segment Reporting was issued in November 2006 and is effective for years started on or after 1 January 2009, replacing IAS 14. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by a company's chief operating decision maker in order to allocate resources to the segment and assess performance. Portugal Telecom's segment reporting in its 2008 annual report already complied with IFRS 8 and accordingly the adoption of this new standard had no impact on the segments reported results or financial position.

  •
  IFRIC 13 Customer Loyalty Programmes was issued in September 2007 and is effective for years started on or after 1 July 2008. The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Up to 31 December 2008, Portugal Telecom accounted for these transactions by recognising the full consideration from the mobile traffic as revenue and a separate liability for the estimated cost resulting from the redemption of the loyalty points. IFRIC 13 requires that such transactions be accounted for as "multiple element revenue transactions" and that the consideration received in the initial transactions shall be allocated between the revenue related to traffic and the loyalty points earned by the customer. Accordingly, following the adoption of this interpretation as at 1 January 2009, Portugal Telecom recognised a deferred income measured at fair value, instead of a provision as previously. As required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this interpretation was applied retrospectively and, as a result, the following changes were made to the previously reported Consolidated Statements of Financial Position as at 31 December 2008 and 2007 and as at

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

    1 January 2007 and Consolidated Income Statements for the years ended 31 December 2008 and 2007:

Consolidated Statement of Financial Position as at 1 January 2007	Prior to IFRIC 13 adoption	Impacts of IFRIC 13 adoption	Restated statement
	Euro
Assets
Deferred tax assets	1,167,007,154	(1,003,169)	1,166,003,985
Other assets	13,004,242,146	—	13,004,242,146

Total assets	14,171,249,300	(1,003,169)	14,170,246,131

Liabilities
Current deferred income	215,738,311	38,821,950	254,560,261
Current provisions	105,151,491	(42,607,492)	62,543,999
Other liabilities	10,744,321,560	—	10,744,321,560

Total liabilities	11,065,211,362	(3,785,542)	11,061,425,820

Equity excluding minority interests	2,255,249,730	2,782,373	2,258,032,103
Minority interests	850,788,208	—	850,788,208

Total shareholders' equity	3,106,037,938	2,782,373	3,108,820,311

Total liabilities and shareholders' equity	14,171,249,300	(1,003,169)	14,170,246,131

Consolidated Statement of Financial Position as at 31 December 2007	Prior to IFRIC 13 adoption	Impacts of IFRIC 13 adoption	Restated statement
	Euro
Assets
Deferred tax assets	992,880,357	(659,218)	992,221,139
Other assets	12,129,290,529	—	12,129,290,529

Total assets	13,122,170,886	(659,218)	13,121,511,668

Liabilities
Current deferred income	286,056,467	45,894,085	331,950,552
Current provisions	123,340,200	(48,381,701)	74,958,499
Other liabilities	10,630,964,031	—	10,630,964,031

Total liabilities	11,040,360,698	(2,487,616)	11,037,873,082

Equity excluding minority interests	1,338,221,897	1,828,398	1,340,050,295
Minority interests	743,588,291	—	743,588,291

Total shareholders' equity	2,081,810,188	1,828,398	2,083,638,586

Total liabilities and shareholders' equity	13,122,170,886	(659,218)	13,121,511,668

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Financial Position as at 31 December 2008	Prior to IFRIC 13 adoption	Impacts of IFRIC 13 adoption	Restated statement
	Euro
Assets
Deferred tax assets	1,031,431,805	1,292,174	1,032,723,979
Other assets	12,681,671,323	—	12,681,671,323

Total assets	13,713,103,128	1,292,174	13,714,395,302

Liabilities
Current deferred income	305,392,739	57,229,629	362,622,368
Current provisions	124,567,576	(52,353,496)	72,214,080
Other liabilities	12,083,322,032	—	12,083,322,032

Total liabilities	12,513,282,347	4,876,133	12,518,158,480

Equity excluding minority interests	235,610,386	(3,583,959)	232,026,427
Minority interests	964,210,395	—	964,210,395

Total shareholders' equity	1,199,820,781	(3,583,959)	1,196,236,822

Total liabilities and shareholders' equity	13,713,103,128	1,292,174	13,714,395,302

Consolidated Income Statement for the year ended 31 December 2007	Prior to IFRIC 13 adoption	Impacts of IFRIC 13 adoption	Restated statement
	Euro
Revenues (reduction in services rendered)	6,148,409,192	(6,056,202)	6,142,352,990
Operating expenses (reduction in provisions and adjustments)	5,232,697,409	(4,758,276)	5,227,939,133

Income before financial results and taxes	915,711,783	(1,297,926)	914,413,857
Financial results	116,798,920	—	116,798,920
Income taxes	(243,277,665)	343,950	(242,933,715)

Net income from continuing operations	789,233,038	(953,976)	788,279,062

Net income from discontinued operations	45,474,124	—	45,474,124

Net income	834,707,162	(953,976)	833,753,186

Attributable to minority interests	92,847,426	—	92,847,426
Attributable to equity holders of the parent	741,859,736	(953,976)	740,905,760
Earnings per share
Basic	0.71	(0.00)	0.71
Diluted	0.67	(0.00)	0.67

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Income Statement for the year ended 31 December 2008	Prior to IFRIC 13 adoption	Impacts of IFRIC 13 adoption	Restated statement
	Euro
Revenues (reduction in services rendered)	6,734,307,435	(13,420,575)	6,720,886,860
Operating expenses (reduction inprovisions and adjustments)	5,670,245,473	(6,056,824)	5,664,188,649

Income before financial results and taxes	1,064,061,962	(7,363,751)	1,056,698,211
Financial results	(129,496,695)	—	(129,496,695)
Income taxes	(233,331,156)	1,951,394	(231,379,762)

Net income	701,234,111	(5,412,357)	695,821,754

Attributableto minority interests	119,721,635	—	119,721,635
Attributable to equity holders of the parent	581,512,476	(5,412,357)	576,100,119
Earnings per share
Basic	0.64	(0.01)	0.64
Diluted	0.63	(0.01)	0.62

        Based on the guidance of IAS 1 Presentation of Financial Statements, and following the adoption of a new accounting policy retrospectively, Portugal Telecom disclosed an additional Consolidated Statement of Financial Position as at 1 January 2008, which was also restated to reflect the impacts of the adoption of this accounting policy. In addition, Portugal Telecom disclosed notes as of that date for the captions that were impacted by the adoption of this new accounting policy.

        In addition to the standards referred to above, other standards and interpretations as well as some minor improvements to several standards became effective in the year ended 31 December 2009, but are not applicable to the Company or had no material impact in its financial statements.

        Additionally, when the Board of Directors approved these financial statements, the following standards, revised standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union), which were not yet adopted by Portugal Telecom, as their application is only being required in subsequent periods:

  •
  IAS 27 (revised) Consolidated and separate financial statements, IAS 28 (revised) Investments in associates, IFRS 3 (revised) Business combinations and IAS 31 (revised) Interests in joint ventures were issued in January 2008 and are effective for years started on or after 1 July 2009. The impact of the adoption of these revised standards has not been fully assessed by Portugal Telecom but, in accordance with the related transition rules, there is no impact on asset and liabilities as at 31 December 2009 as a result of past transactions.

  •
  IAS 39 (revised) Financial instruments was issued in July 2008 and is effective for years started on or after 1 January 2010. This standard was amended in relation to the recognition and measurement for eligible hedged items. The impact of the adoption of this revised standard has not been fully assessed by Portugal Telecom.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

  •
  IFRIC 17 Distribution of non-cash assets to owners was issued in November 2008 and is effective for years started on or after 1 July 2009. The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this interpretation.

  •
  IFRS 1 (revised) First-time adoption of IFRS was revised in November 2008 and in July 2009 and is effective for years started on or after 1 January 2010. There will be no impact on the Company's consolidated financial statements as a result of the adoption of this revised standard.

  •
  IFRIC 9 (revised) Reassessment of embedded derivatives and IAS 39 (revised) Financial instruments were issued in March 2009 and are effective for years started on or after 30 June 2009. This interpretation and this standard were amended in relation to the accounting treatment for embedded derivatives when reclassifying financial instruments. The impact of the adoption of these revised standard and interpretation has not been fully assessed by Portugal Telecom.

  •
  IFRS 2 (revised) Share-based payments was issued in June 2009 and is effective for years started on or after 1 January 2010. The Company does not expect any impact on its consolidated financial statements as a result of the adoption of this revised standard.

        During the year ended 31 December 2009 and based on the best information available, the Company revised certain accounting estimates related to the economic useful lives of certain terminal equipments and infrastructure assets, the adjustments to bad debts and the dismantling costs of infrastructure assets. The impact of this reassessment in accounting estimates was recognised prospectively and net income for the year ended 31 December 2009 was positively impacted by Euro 20.2 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2009 and 2008, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2009	2008
Argentine peso	5.4695	4.8065
Australian dollar	1.6008	2.0274
Botswana pula	9.5721	10.4639
Brazilian real	2.5113	3.2436
British pound	0.8881	0.9525
Canadian dollar	1.5128	1.6998
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	9.835	9.4956
Danish krone	7.4418	7.4506
Hong Kong dollar	11.1709	10.7858
Hungarian forint	270.4200	266.7000
Japanese yen	133.1600	126.1400
Kenyan shilling	109.3415	108.8309
Macao pataca	11.506	11.1094
Moroccan dirham	11.348	11.2665
Mozambique metical	44.1500	35.2500
Namibian dollar	10.6660	13.0667
Norwegian krone	8.3000	9.7500
Sáo Tomé Dobra	24108.6	21468.6
South African rand	10.666	13.0667
Swedisk krone	10.252	10.87
Swiss franc	1.4836	1.485
Ugandan shilling	2758.8	2703.4
US Dollar	1.4406	1.3917

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years 2009, 2008 and 2007, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2009	2008	2007
Argentine peso	5.2090	4.6655	4.3073
Botswana pula	9.8529	9.9043	8.4729
Brazilian real	2.7674	2.6737	2.6661
Cape Verde Escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9570
Chinese Yuan Renmimbi	9.4496	10.2236	10.4294
Hungarian forint	280.3300	251.5100	251.3667
Kenyan shilling	107.8317	101.5914	92.6231
Macao pataca	11.1291	11.8018	11.037
Moroccan dirham	11.2674	11.3652	11.2352
Mozambique metical	38.6638	35.6554	35.5658
Namibian dollar	11.6737	12.0590	9.6837
Sáo Tomé Dobra	22,589.9	21,697.5	18,737.3
Swiss franc	1.51	1.5874	1.6438
Ugandan shilling	2,817.9	2,537.8	2,369.8
US Dollar	1.3948	1.4708	1.3732

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

6. Revenues

        Consolidated revenues by reportable segment in 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	Euro
Wireline (Note 7.a)	1,796,502,317	1,805,554,846	1,843,549,443
Services rendered (Note 3.p)(i)	1,733,800,680	1,726,999,775	1,784,077,277
Retail	970,135,390	952,250,863	1,022,461,622
Wholesale	371,385,586	386,758,739	390,364,189
Data and corporate	295,094,607	279,492,290	258,080,554
Other	97,185,097	108,497,883	113,170,912
Sales(ii)	42,531,397	50,529,449	40,062,027
Other revenues(iii)	20,170,240	28,025,622	19,410,139

Domestic Mobile—TMN (Note 7.b)	1,460,211,966	1,512,399,511	1,460,673,245
Services rendered (Note 3.p)(iv)	1,313,541,732	1,355,901,064	1,317,747,077
Billing	1,195,642,923	1,188,194,775	1,141,086,111
Interconnection	117,898,809	167,706,289	176,660,966
Sales(ii)	134,378,318	148,515,391	135,300,250
Other revenues(iii)	12,291,916	7,983,056	7,625,918

Brazilian Mobile—Vivo (Note 7.c)	3,137,292,213	3,033,774,411	2,460,814,805
Services rendered (Note 3.p)(v)	2,832,352,313	2,670,442,921	2,155,092,403
Sales(ii)	234,733,675	293,315,323	258,068,670
Other revenues(iii)	70,206,225	70,016,167	47,653,732

Other businesses(vi)	390,674,114	369,158,092	377,315,497
Services rendered	374,029,133	348,756,842	362,522,479
Sales	11,251,415	16,302,138	9,035,536
Other revenues	5,393,566	4,099,112	5,757,482

	6,784,680,610	6,720,886,860	6,142,352,990

(i)
In 2009, the growth in the contribution of the wireline business to consolidated service revenues is primarily explained by the increase in retail revenues, as a result of the continued strong performance of triple-play and the good performance of data and corporate services, which more than offset the reduction in wholesale revenues, mainly due to the decrease in traffic revenues partially offset by the growth in leased lines.

(ii)
These captions include mainly sales of terminal equipment (fixed telephones, modems and TV boxes) of the wireline business and terminal mobile equipment of TMN and Vivo.

(iii)
Other revenues include mainly advertising revenues from the Portal and directories businesses, in the wireline business, benefits from contractual penalties imposed to customers, rentals of equipment and of other own infrastructures, and revenues resulting from consultancy projects.

(iv)
In 2009, the reduction in the contribution of the domestic mobile business to consolidated service revenues is primarily explained by the decrease in interconnection revenues, due to the decline in mobile termination rates, which more than offset the continued growth in customer revenues.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

6. Revenues (Continued)

(v)
In 2009, the increase in this caption is primarily explained by the continued growth in Vivo's number of customers and by the impact of the consolidation of Telemig, which in 2008 was consolidated only as from 1 April. These effects were partially offset by the impact of the depreciation of the Real against the Euro.

(vi)
This caption is related to services rendered primarily from MTC (mobile operator in Nambia), Dedic (call centre operation in Brazil), Cabo Verde Telecom and Timor Telecom (telecommunications operator).

        Revenues in 2009, 2008 and 2007 by geographic area are as follows:

	2009	2008	2007
	Euro
Domestic operations	3,320,861,777	3,386,605,817	3,394,382,830
Brazil	3,240,149,190	3,111,496,955	2,525,985,393
Other countries and eliminations	223,669,643	222,784,088	221,984,767

	6,784,680,610	6,720,886,860	6,142,352,990

7. Segment reporting

        As disclosed in Note 4, Portugal Telecom adopted IFRS 8 Operating Segments as from 1 January 2009. The identification of the operating segments based on this new standard is consistent with the segments presented on the annual financial statements as at 31 December 2008.

        Portugal Telecom's basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organised and communicated. Accordingly, the business segments as at 31 December 2009, 2008 and 2007 are as follows:

  a.
  Wireline (including Retail, Wholesale and Data and Corporate);

  b.
  Domestic Mobile (TMN); and

  c.
  Brazilian Mobile (Vivo).

        In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the "Domestic Mobile" and "Brazilian Mobile", due to the differences between licenses regulation and market conditions. The telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support Portugal Telecom's decision to establish the two different businesses.

        Following the adoption of IFRIC 13 Customer Loyalty Programmes, the previously reported income statements and statements of financial position for the domestic and Brazilian mobile businesses were restated to reflect the impacts of the adoption of IFRIC 13 as from 1 January 2009, as explained in Note 4.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Segment information for the years 2009, 2008 and 2007 is presented below.

a)    Wireline

        Income statements of this reportable segment for the years 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	Euro
Revenues
Services rendered—external customers (Note 6)	1,733,800,680	1,726,999,775	1,784,077,277
Services rendered—inter-segment	132,892,095	114,112,005	106,630,112
Sales—external customers (Note 6)	42,531,397	50,529,449	40,062,027
Sales—inter-segment	708,860	438,888	472,987
Other revenues—external customers (Note 6)	20,170,240	28,025,622	19,410,139
Other revenues—inter-segment	17,686,520	11,316,331	11,764,082

	1,947,789,792	1,931,422,070	1,962,416,624

Costs, Expenses, Losses and (Income)
Wages and salaries	233,288,774	226,740,890	252,859,780
Post retirement benefits(i)	89,562,000	44,674,000	(65,301,000)
Direct costs	409,025,928	390,866,407	354,011,295
Commercial costs(ii)	117,986,621	112,534,990	90,838,270
Supplies and external services and other expenses(iii)	387,872,724	314,139,899	321,218,865
Depreciation and amortisation(iv)	434,675,795	365,727,038	323,606,387
Curtailment costs, net(v)	13,682,630	98,216,329	274,849,277
Net gains on disposals of fixed assets	(905,203)	(12,393,382)	(9,290,728)
Other costs, net	32,760,380	15,416,433	16,814,997

	1,717,949,649	1,555,922,604	1,559,607,143

Income before financial results and taxes	229,840,143	375,499,466	402,809,481
Net interest expenses	8,117,700	7,272,413	2,081,218
Net foreign currency exchange losses	(494,887)	976,687	1,106,563
Net gains on financial assets and other investments	(1,250,982)	(2,217,071)	(1,415,656)
Net other financial expenses	4,977,599	1,847,561	1,390,107

	11,349,430	7,879,590	3,162,232

Income before taxes	218,490,713	367,619,876	399,647,249
Minus: Income taxes	46,952,357	93,016,774	115,696,441

Net Income	171,538,356	274,603,102	283,950,808

(i)
In 2009, the increase in post retirement benefit costs is primarily explained by the reduction in the expected return on plan assets, basically due to the decrease in the market value of the plan assets occurred in 2008, as detailed in Note 9. In 2007, post retirement benefits were negative due to the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  recognition of prior years' service gains of Euro 110,336,000 related to plan amendments occurred during that year (Note 9).

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses.

(iii)
In 2009, the increase in this caption is basically explained by the growth in call centre and other support service costs related to the IPTV service.

(iv)
In 2009, the increase in depreciation and amortisation costs is primarily explained by the impact of the revaluation of ducts and certain real estate assets undertaken in 2008 and higher capital expenditures in 2009.

(v)
Work force reduction programme costs in 2009, 2008 and 2007 correspond to the reduction of 60, 357 and 1,004 employees, respectively.

        Total assets and liabilities of this segment as at 31 December 2009 and 2008 are as follows:

	2009	2008
	Euro
Assets	4,818,565,262	4,861,279,389
Liabilities	3,285,095,374	3,397,827,879

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2009, 2008 and 2007 were Euro 565 million, Euro 403 million and Euro 292 million, respectively. The increase in capital expenditures in 2009 is primarily related to the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and the investment in IPTV services.

        As at 31 December 2009, 2008 and 2007, the total staff in the wireline business was 6,450, 6,183 and 6,354 employees, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

b)    Domestic Mobile—TMN

        Income statements of this reportable segment for the years 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	Euro
Revenues
Services rendered—external customers (Note 6)(i)	1,313,541,732	1,355,901,064	1,317,747,077
Services rendered—inter-segment(i)	46,442,424	68,984,766	71,379,851
Sales—external customers (Note 6)	134,378,318	148,515,391	135,300,250
Sales—inter-segment	9,736,620	10,852,890	6,485,902
Other revenues—external customers (Note 6)	12,291,916	7,983,056	7,625,918
Other revenues—inter-segment	1,406,928	1,319,616	469,979

	1,517,797,938	1,593,556,783	1,539,008,977

Costs, Expenses, Losses and (Income)
Wages and salaries	48,344,596	51,872,515	52,728,072
Direct costs(i)	259,446,232	279,283,764	282,600,676
Commercial costs(ii)	276,588,055	323,899,826	318,259,772
Supplies and external services and other expenses	259,309,842	256,617,923	207,742,537
Depreciation and amortisation	220,937,464	231,710,488	223,605,934
Work force reduction costs	—	155,411	627,947
Net losses (gains) on disposals of fixed assets	(463,559)	1,055,927	1,212,349
Other costs	8,919,558	4,806,480	1,876,062

	1,073,082,188	1,149,402,334	1,088,653,349

Income before financial results and taxes	444,715,750	444,154,449	450,355,628
Net interest expense (iii)	9,723,462	15,040,940	(10,489,597)
Net foreign currency exchange losses (gains)	(111,026)	(670,145)	73,674
Equity in earnings of affiliated companies, net	(1,043)	(1,824)	2,614
Net other financial expenses	829,594	816,573	1,038,056

	10,440,987	15,185,544	(9,375,253)

Income before taxes	434,274,763	428,968,905	459,730,881
Minus: Income taxes	113,545,234	114,151,043	122,681,925

Net income	320,729,529	314,817,862	337,048,956

(i)
In 2009, the reductions in services rendered and direct costs is primarily explained by the decrease in mobile termination rates.

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2009 is primarily explained by a decrease in costs of products sold, in line with the reduction in sales.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iii)
The change in this caption from 2007 to 2008 is primarily explained by the financial effect related to the commitments assumed by TMN under the UMTS license, which were capitalised in 2007 at present value.

        Total assets and liabilities of this segment as at 31 December 2009 and 2008 are as follows:

	2009	2008
	Euro
Assets	2,614,282,536	2,641,730,305
Liabilities	1,413,215,127	1,533,406,772

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2009, 2008 and 2007 were Euro 180 million, Euro 245 million and Euro 183 million, respectively. The decrease in TMN's capex in 2009 is primarily explained by the investments carried out in 2008 in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, which resulted in improved quality of mobile voice and data services in Portugal.

        As at 31 December 2009, 2008 and 2007, the total staff in this segment was 1,004, 1,082 and 1,144 employees, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

c)     Brazilian Mobile

        Income statements of this reportable segment for the years 2009, 2008 and 2007, which include the results of Telemig only as from 1 April 2008 (Note 2), are as follows:

	2009	2008	2007
	Euro
Revenues
Services rendered—external customers (Note 6)	2,832,352,313	2,670,442,921	2,155,092,403
Services rendered—inter-segment revenues	731,315	114,084	15,351
Sales—external customers (Note 6)	234,733,675	293,315,323	258,068,670
Sales—inter-segment sales	3,039	1,907	—
Other revenues—external customers (Note 6)	70,206,225	70,016,167	47,653,732
Other operating revenues—inter-segment	48,527	410,362	—

	3,138,075,094	3,034,300,764	2,460,830,156

Costs, Expenses, Losses and (Income)
Wages and salaries	160,957,440	144,112,660	128,804,738
Direct costs(i)	613,445,841	566,273,589	428,423,619
Commercial costs(ii)	721,675,466	795,225,308	663,030,650
Supplies and external services and other expenses	694,762,670	696,200,699	645,546,717
Depreciation and amortisation(iii)	719,336,520	620,883,409	523,077,105
Net losses (gains) on disposals of fixed assets	1,547,269	(1,206,634)	5,736,801
Other costs, net	4,043,389	7,426,882	2,354,339

	2,915,768,595	2,828,915,913	2,396,973,969

Income before financial results and taxes	222,306,499	205,384,851	63,856,187
Net interest expense	74,788,525	66,951,080	64,187,559
Net foreign currency exchange losses	1,235,862	12,101,326	(2,249,366)
Net gains on financial assets and other investments	—	(7,195,447)	(1,738,911)
Net other financial expenses	37,212,456	25,221,682	25,784,002

	113,236,843	97,078,641	85,983,284

Income before taxes	109,069,656	108,306,210	(22,127,097)
Minus: Income taxes(iv)	48,211,356	26,620,135	(631,639)

Net income	60,858,300	81,686,075	(21,495,458)

(i)
In 2009, the growth in direct costs reflects increases in interconnection costs and 3G-related lease costs, as well as the impact of the consolidation of Telemig (Euro 20 million), which more than offset the effect of the depreciation of the Real (Euro 21 million).

(ii)
In 2009, the decrease in this caption, which includes costs of products sold, commissions and marketing and publicity expenses, is basically related to the reduction in costs of products sold, in line with the decrease in sales.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iii)
In 2009, the increase in depreciation and amortisation costs is primarily explained by the acquisition of Telemig and higher depreciation rates for the CDMA network, following the GSM network rollout, whose effects were partially offset by the impact of the depreciation of the Real against the Euro.

(iv)
In 2009, this caption includes the reversal of deferred tax assets amounting to Euro 13,441,476 (Note 19) related to tax losses from previous years, which no longer can be used as a result of the merger of Telemig Celular Participações through the incorporation of its assets and liabilities into Vivo Participações.

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2009, 2008 and 2007 were Euro 421 million, Euro 510 million and Euro 360 million, respectively. In 2009, capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) continued improvement in network quality to meet the objectives set forth by the local regulator. In addition, Vivo acquired 3G licenses in April 2008 for a total amount of Euro 227 million (Note 33).

        A summarised statement of financial position of 50% of the assets and liabilities of Vivo as at 31 December 2009 and 2008 is presented below:

	2009	2008
	Euro
Current assets	1,215,622,389	1,200,612,709
Intangible assets	2,973,562,598	2,434,650,902
Tangible assets	1,305,840,206	1,134,912,418
Deferred taxes	418,299,379	319,922,814
Other non-current assets	236,379,670	178,345,766

Total assets	6,149,704,241	5,268,444,609

Current liabilities	1,273,655,294	1,329,437,637
Medium and long-term debt	831,134,229	697,031,576
Other non-current liabilities	239,581,308	206,519,305

Total liabilities	2,344,370,830	2,232,988,518

        As at 31 December 2009, 2008 and 2007, the total staff of this segment (50% of Vivo) was 5,299, 4,193 and 2,800 employees, respectively, with the increase in 2009 and 2008 being mainly attributable to Telemig.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

d)    Reconciliation of revenues, net income, assets and liabilities

        In 2009, 2008 and 2007, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2009	2008	2007
	Euro
Total relating to reportable segments	6,603,662,824	6,559,279,617	5,962,255,757
Total relating to other businesses(i)	913,316,203	794,664,150	668,097,060
Elimination of intragroup revenues	(732,298,417)	(633,056,907)	(487,999,827)

Total consolidated revenues	6,784,680,610	6,720,886,860	6,142,352,990

(i)
In 2009, the increase in revenues from other businesses is mainly related to MTC (mobile operator in Nambia), Dedic (call centre operation in Brazil), Cabo Verde Telecom and Timor Telecom (telecommunications operator).

        In 2009, 2008 and 2007, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2009	2008	2007
	Euro
Total relating to reportable segments	553,126,185	671,107,039	599,504,306
Total relating to other businesses(i)	13,797,301	31,659,445	(2,607,439)
Other items not included in reportable segments:
Net interest expense related to loans obtained at group level(ii)	(209,649,993)	(183,107,784)	(141,589,112)
Net gains on financial assets and other investments(iii)	6,816,586	9,885,056	245,628,440
Equity in earnings of affiliated companies(iv)	456,042,502	170,973,573	126,130,271
Net other financial expenses	(9,123,280)	(7,103,765)	(33,600,416)
Income tax not included in reportable segments(v)	(24,500,206)	2,408,190	(5,186,988)
Net income from discontinued operations	—	—	45,474,124

Net income (before minority interests)	786,509,095	695,821,754	833,753,186

(i)
In 2009, the decrease in this caption is primarily explained by the termination of Vivo's management fee as from August 2008.

(ii)
As explained in more detail in Note 15, in 2009, the increase in net interest expenses related to loans obtained at group level is basically explained by the increase in the average net debt (debt minus cash equivalents and short term investments) from domestic operations, following the completion in 2008 of the share buyback programme.The increase in 2008 is primarily explained by the increase in net debt, in line with the execution of the referred share buyback.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iii)
In 2007, this caption included: (a) Euro 110,955,318 (Note 17) related to the disposal of a 22% stake in Africatel; (b) Euro 38,650,508 (Note 17) related to the disposal of available for sale investments; (c) Euro 77,428,725 related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date; and (d) Euro 32,188,194 (Note 17) related to the financial settlement of equity swaps over own shares.

(iv)
In 2009, the increase in this caption is mainly related to the capital gain of Euro 266,975,632 (Note 31) recorded in 2009 following the disposal of the investment in Médi Télécom.

(v)
In 2009, the change in this caption is primarily explained by the improvement in the earnings of Unitel, as detailed in Note 31, and by the increase in costs related to adjustments to the provision for income taxes of previous years, as mentioned in Note 19.

        As at 31 December 2009 and 2008, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	2009	2008
	Euro
Total assets relating to reportable segments	13,582,552,039	12,771,454,303
Total assets relating to other businesses and eliminations(i)	567,628,967	282,836,443
Other items not included in reportable segments:
Investments in group companies and other investments(i)	600,121,453	615,422,383
Goodwill (Note 33)	80,903,872	44,682,173

Total consolidated assets	14,831,206,331	13,714,395,302

(i)
The increase in total assets relating to other businesses is primarily explained by the proceeds of Euro 400 million (Note 44.d) received by PT Móveis in connection with the disposal of the investment in Médi Télécom. The reduction in investments in group companies is primarly explained by the impact of the disposal of this investment, partially offset by the increase in the carrying value of Unitel.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        As at 31 December 2009 and 2008, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	2009	2008
	Euro
Total liabilities relating to reportable segments	7,042,681,331	7,164,223,169
Total liabilities relating to other businesses and eliminations	(542,498,349)	(56,681,570)
Other items not included in reportable segments:
Loans obtained at a group level	5,946,253,972	5,410,616,881

Total consolidated liabilities	12,446,436,954	12,518,158,480

        Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2009 and 2008 and capital expenditures for tangible and intangible assets in 2009, 2008 and 2007 are as follows:

	2009
	Total assets	Total liabilities	Tangible assets (Note 34)	Intangible assets (Note 33)
	Euro
Domestic operations	7,572,669,425	9,812,169,068	3,364,025,037	971,717,936
Brazil(i)	6,431,529,888	2,388,647,021	1,342,322,233	2,983,072,436
Other	827,007,018	245,620,865	155,867,502	91,879,847

	14,831,206,331	12,446,436,954	4,862,214,772	4,046,670,219

	2008
	Total assets	Total liabilities	Tangible assets (Note 34)	Intangible assets (Note 33)
	Euro
Domestic operations	7,543,638,865	10,147,535,551	3,360,408,961	900,063,080
Brazil(i)	5,468,730,139	2,284,361,199	1,157,043,722	2,440,894,078
Other	702,026,298	86,261,730	120,384,330	122,080,958

	13,714,395,302	12,518,158,480	4,637,837,013	3,463,038,116

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

7. Segment reporting (Continued)

	2009	2008	2007
	Euro
Capital expenditures for tangible and intangible assets(ii)
Domestic operations	770,797,561	661,199,609	488,299,553
Brazil	440,200,617	531,713,077	366,870,020
Other	57,297,727	49,383,898	44,117,244

	1,268,295,905	1,242,296,584	899,286,817

(i)
The increase in assets, liabilities and tangible and intangible assets from Brazilian businesses is primarily related to the impact of the appreciation of the Real against the Euro in 2009.

(ii)
In addition to these reported capital expenditures, TMN recognised in 2009 additional commitments under the UMTS license amounting to Euro 11,500,000 (Note 33) and in 2008 Vivo acquired 3G licenses for an amount of Euro 227,247,163 (Note 33). In 2007, TMN capitalised an amount of Euro 241,746,603 related to the commitments assumed under the UMTS license.

8. Wages and salaries

        During the years 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Salaries	529,667,516	470,706,968	504,988,145
Social security	123,427,138	107,634,961	101,273,912
Health care benefits	14,078,602	12,979,075	10,833,038
Trainning	8,522,737	9,082,267	6,909,253
Other	17,538,585	16,194,037	14,068,525

	693,234,578	616,597,308	638,072,873

In 2009, the increase in wages and salaries is primarily explained by higher contributions from Vivo and from Dedic, Portugal Telecom's call centre operation in Brazil.

9. Post retirement benefits

        As referred to in Note 3, PT Comunicações and PT SI are responsible for post retirement benefits under defined benefit plans, which includes the payment of pensions and pension supplements to retired and active employees, the payment of healthcare services after retirement age and the payment of salaries to suspend and pre-retired employees.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        The actuarial valuations of these plans as at 31 December 2009, 2008 and 2007, were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2009	2008	2007
Financial assumptions
Discount rate for pension and supplement	5.50%	5.75%	5.25%
Discount rate for salaries to suspended and pre-retired	5.50%	5.75%	4.75%
Discount rate for healthcare plan	5.50%	5.75%	5.25%
Salary growth rate	1.75%	1.75%	2.00%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Not applicable	Not applicable
Inflation rate	2.00%	1.75%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	AM(92)	AM(92)	AM(92)
Females	AF(92)	AF(92)	AF(92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	100%	100%
Active employees with spouses under the plan	35%	50%	50%
Turnover of employees	Nil	Nil	Nil

        The changes in actuarial assumptions were primarily due to changes occurred in market conditions.

        The discount rate was computed based on long-term yield rates of high-rating bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pensions, salaries and health care.

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

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Salary growth rate was established in accordance with Group policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        In 2009, 2008 and 2007, the total impact of changes in actuarial assumptions was a net gain amounting to Euro 1,660,464, Euro 232,309,178 and Euro 150,947,555 (Note 9.7), respectively, and was recognised directly in the Consolidated Statement of Comprehensive Income.

        The impact of an increase (decrease) by 25 bp on the average discount rate actuarial assumption would be a decrease (increase) of the responsibilities for post retirement benefits by approximately Euro 92 million (Euro 97 million) as at 31 December 2009, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 57 million (Euro 47 million) as at 31 December 2009.

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2009 by approximately Euro 22 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefit costs in the year 2009 by approximately Euro 4 million (Euro 3 million).

9.1. Pension and supplement benefits

        As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

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

As at 31 December 2009

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

        As at 31 December 2009 and 2008, PT Comunicações and PT SI pension and pension supplement plans covered 32,184 and 32,284 beneficiaries, respectively, of which approximately 75% are non-active in both dates.

        Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2009 and 2008 were as follows:

	2009	2008
	Euro
Projected benefit obligations related to pension, pension supplements and gratuities	2,710,211,583	2,607,450,000
Pension funds assets at fair value	(1,954,770,520)	(1,738,250,176)

Unfunded pension obligations	755,441,063	869,199,824
Prior years' service gains(i)	9,410,000	10,613,000

Present value of unfunded pension obligations (Note 9.4)	764,851,063	879,812,824

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the benefits granted under pension plans related to unvested rights. This amount will be recognised in earnings during the estimated period in which those benefits will be earned by employees (9 years).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        During the years 2009 and 2008, the movement in the projected benefit obligations was as follows:

	2009	2008
	Euro
Opening balance of the projected benefit obligation	2,607,450,000	2,762,077,000
Payments of benefits and contributions
Benefits paid by the Company (Note 9.5)	(1,572,673)	(2,397,169)
Benefits paid by the funds	(166,239,122)	(164,189,714)
Participants' contributions	11,329,546	7,748,553
Pension costs
Service cost	5,042,000	7,704,000
Interest cost	145,201,520	141,121,000
Curtailment costs	1,693,755	6,261,000
Prior year service gain	—	(2,090,000)
Net actuarial losses (gains)	107,306,557	(148,784,670)

Closing balance of the projected benefit obligation	2,710,211,583	2,607,450,000

        As at 31 December 2009 and 2008, the portfolio of pension funds was as follows:

	2009		2008
	Amount	%	Amount	%
	Euro
Equities(i)	689,589,897	35.3%	728,143,762	41.9%
Bonds(ii)	664,855,132	34.0%	572,620,504	32.9%
Property(iii)	256,729,054	13.1%	214,960,272	12.4%
Cash, treasury bills, short-term stocks and other assets(iv)	343,596,437	17.6%	222,525,638	12.8%

	1,954,770,520	100.0%	1,738,250,176	100.0%

(i)
As at 31 December 2009, this caption includes investments in shares of Portugal Telecom (Euro 33 million) and in shares of certain related parties, namely Telefónica (Euro 174 million) and Banco Espírito Santo (Euro 140 million).

(ii)
As at 31 December 2009, this caption includes investments in bonds of Portugal Telecom amounting to Euro 28 million.

(iii)
As at 31 December 2009, this caption includes certain properties that have been rented to Portugal Telecom Group companies, which represented more than 95% of the value of property investments held by the funds, including a contribution in kind made by PT Comunicações in 2009 of several real estate properties amounting to Euro 33.0 million.

(iv)
As at 31 December 2009, this caption includes investments in a private equity fund managed by Banco Espírito Santo (Euro 2 million).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

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

        During the years 2009 and 2008, the movement in the plan assets was as follows:

	2009	2008
	Euro
Opening balance of the plan assets	1,738,250,176	2,316,814,232
Actual return on assets	262,652,024	(520,585,247)
Payments of benefits	(166,239,122)	(164,189,714)
Contributions made by the Company (Note 9.5)(i)	108,777,896	98,462,352
Participants' contributions	11,329,546	7,748,553

Closing balance of the plan assets	1,954,770,520	1,738,250,176

(i)
In 2009 and 2008, this caption includes Euro 33,036,928 (Note 34) and Euro 37,300,000 (Note 34), respectively, related to contributions in kind of real estate properties. The remaining contributions amounting to Euro 75,740,968 and Euro 61,162,352 (Note 9.4), respectively, were realized in cash.

        A summary of the components of the net periodic pension cost recorded in 2009, 2008 and 2007 is presented below:

	2009	2008	2007
	Euro
Service cost	5,042,000	7,704,000	15,147,000
Interest cost	145,201,520	141,121,000	142,522,899
Expected return on plan assets	(108,686,000)	(137,793,000)	(141,491,000)
Prior years' service gains(i)	(1,085,000)	(1,026,000)	(111,285,000)

Current pension cost (Note 9.6)	40,472,520	10,006,000	(95,106,101)
Work force reduction program	1,693,755	6,261,000	14,032,667
Prior years' service gains (extraordinary amortization)	(118,000)	(111,000)	(748,000)
Settlement of "Fundo Melhoria Marconi" (Note 9.6)	—	—	(12,841,000)
Settlement of DCSI Plan	—	—	(329,178)

Curtailment cost (Note 9.6)	1,575,755	6,150,000	114,489

Total pension cost	42,048,275	16,156,000	(94,991,612)

(i)
In 2009 and 2008, this caption corresponds to the annual amortisation of unrecognised prior year service gains obtained in previous years. In 2007, this caption includes a prior year service gain of Euro 110,336,000 (Note 7.a) related to certain amendments made in that year to benefits granted under the pension plans.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years 2009 and 2008, the movement in accumulated net actuarial losses was as follows:

	2009	2008
	Euro
Opening balance	1,574,923,788	1,065,330,211
Change in actuarial assumptions (Note 9.7)	52,082,837	(176,486,449)
Differences between actual data and actuarial assumptions (Note 9.7):
Pension benefit obligation related	55,223,720	27,701,779
Asset related	(153,966,024)	658,378,247

Closing balance (Note 41.5)	1,528,264,321	1,574,923,788

        Differences between actual data and actuarial assumptions related to the PBO, results mainly from salary increases being higher than the assumption used.

9.2. Health care benefits

        As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plan.

        This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan. As at 31 December 2009 and 2008, PT Comunicações and PT SI healthcare plan covered 25,127 and 27,220 beneficiaries, respectively, of which approximately 75% are non-active in both dates.

        The financing of the Health Care Plan is assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Based on the actuarial studies, the benefit obligation and the fair value of health care funds and prior year's service gains not yet recognised as at 31 December 2009 and 2008 are as follows:

	2009	2008
	Euro
Projected benefit obligations	335,261,865	426,325,003
Plan assets at fair value	(414,753,964)	(393,396,360)

Net unfunded obligations / (plan surplus)	(79,492,099)	32,928,643
Prior years' service gains(i)	13,952,000	14,817,000

Present value of net unfunded obligations / (plan surplus) (Note 9.4)	(65,540,099)	47,745,643

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognised in earnings during the estimated period in which those benefits will be earned by employees (16 years).

        During the years 2009 and 2008, the movement in the projected benefit obligations was as follows:

	2009	2008
	Euro
Opening balance of the projected benefit obligations	426,325,003	455,308,816
Benefits paid by the Company (Note 9.5)	(23,005,413)	(23,581,758)
Pension costs
Service cost	1,783,000	2,304,000
Interest cost	23,867,000	23,365,000
Curtailment costs	—	4,132,000
Net actuarial losses (gains)	(93,707,725)	(35,203,055)

Closing balance of the projected benefit obligations	335,261,865	426,325,003

        As at 31 December 2009 and 2008, the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	2009		2008
	Amount	%	Amount	%
	Euro
Equities	84,240,162	20.3%	88,905,003	22.6%
Bonds(i)	218,278,019	52.6%	207,167,934	52.7%
Cash, treasury bills, short-term stocks and other assets(ii)	112,235,783	27.1%	97,323,423	24.7%

	414,753,964	100.0%	393,396,360	100.0%

(i)
As at 31 December 2009, this caption includes investments in bonds of Portugal Telecom amounting to Euro 35 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

(ii)
As at 31 December 2009, this caption includes investments in the private equity funds "Ongoing International Capital Markets" and "Ongoing International Private Equity" totalling Euro 77 million, which are managed by Ongoing International.

        During 2009 and 2008, the movement in the plan assets was as follows:

	2009	2008
	Euro
Opening balance of the plan assets	393,396,360	582,330,282
Actual return on assets	47,598,066	(107,697,248)
Refunds (Note 9.5)(i)	(26,240,462)	(81,236,674)

Closing balance of the plan assets	414,753,964	393,396,360

(i)
In 2009, this caption is related to the refund of expenses paid on account by PT Comunicações. In 2008, this caption includes Euro 21,236,674 related to the refund of expenses paid on account by PT Comunicações and Euro 60,000,000 related to the refund of the excess funding determined during the year.

        A summary of the components of the net periodic post retirement health care cost (gain) in 2009, 2008 and 2007 is presented below:

	2009	2008	2007
	Euro
Service cost	1,783,000	2,304,000	2,608,000
Interest cost	23,867,000	23,365,000	22,998,957
Expected return on plan assets	(22,928,000)	(34,221,000)	(37,940,000)
Prior years' service gains	(865,000)	(943,000)	(1,028,000)

Current cost (gain) (Note 9.6)	1,857,000	(9,495,000)	(13,361,043)
Work force reduction program costs	—	4,132,000	11,241,813
Prior years' service gains	—	(471,000)	(1,588,000)
Settlement of DCSI Plan	—	—	(677,785)

Curtailment cost (Note 9.6)	—	3,661,000	8,976,028

Health care cost (gain)	1,857,000	(5,834,000)	(4,385,015)

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

Statement of Comprehensive Income. During 2009 and 2008, the movement in accumulated net actuarial losses was as follows:

	2009	2008
	Euro
Opening balance	319,649,286	212,934,093
Change in actuarial assumptions (Note 9.7)	(60,661,145)	(14,116,000)
Differences between actual data and actuarial assumptions (Note 9.7):
Health care benefit obligation related	(33,046,580)	(21,087,055)
Assets related	(24,670,066)	141,918,248

Closing balance (Note 41.5)	201,271,495	319,649,286

        Differences between actual data and actuarial assumptions related to the PBO results mainly from lower health care expenses than expected.

9.3. Salaries

        As mentioned in Note 3.j, PT Comunicações is also responsible for the payment of salaries to suspended and pre-retired employees. Suspended employees of Plan CGA (hired prior to 14 May 1992), TLP and TDP (hired prior to 23 June 1994) are entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases). Pre-retired employees of TLP and TDP are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. As at 31 December 2009 and 2008, there was 6,228 and 6,497 suspended and pre-retired employees, respectively.

        These liabilities are not subject to any legal funding requirement, therefore the monthly payment of salaries in made directly by PT Comunicações.

        During 2009 and 2008, the movement in the projected benefit obligations was as follows:

	2009	2008
	Euro
Opening balance of the projected benefit obligation	907,735,413	985,739,338
Benefits paid by the Company (Note 9.5)	(174,374,456)	(185,498,928)
Interest cost (Note 9.6)	47,301,000	44,248,000
Curtailment costs (Note 9.6)	10,516,161	84,746,601
Net actuarial losses (gains)	263,843	(21,499,598)

Closing balance of the projected benefit obligation	791,441,961	907,735,413

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

Statement of Comprehensive Income. During the years 2009 and 2008, the movement in accumulated net actuarial losses was as follows:

	2009	2008
	Euro
Opening balance	65,596,869	87,096,467
Change in actuarial assumptions (Note 9.7)	6,917,844	(41,706,729)
Differences between actual data and actuarial assumptions (Note 9.7)	(6,654,001)	20,207,131

Closing balance (Note 41.5)	65,860,712	65,596,869

9.4. Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2009 and 2008 were as follows:

	Pension benefits (Note 9.1)	Health care benefits (Note 9.2)	Salaries to pre-retired and suspended employees (Note 9.3)	Total
	Euro
Balance as at 31 December 2007	454,922,768	(110,790,466)	985,739,338	1,329,871,640
Net periodic pension cost/(gain) (Note 9.6)	10,006,000	(9,495,000)	44,248,000	44,759,000
Work force reduction program costs (Note 9.6)	6,150,000	3,661,000	84,746,601	94,557,601
Payments, contributions and refunds (Note 9.5)(i)	(100,859,521)	57,654,916	(185,498,928)	(228,703,533)
Net actuarial losses (Note 9.7)	509,593,577	106,715,193	(21,499,598)	594,809,172

Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880

Net periodic pension cost/(gain) (Note 9.6)	40,472,520	1,857,000	47,301,000	89,630,520
Work force reduction program costs (Note 9.6)	1,575,755	—	10,516,161	12,091,916
Payments, contributions and refunds (Note 9.5)(i)	(110,350,569)	3,235,049	(174,374,456)	(281,489,976)
Net actuarial losses (Note 9.7)	(46,659,467)	(118,377,791)	263,843	(164,773,415)

Balance as at 31 December 2009	764,851,063	(65,540,099)	791,441,961	1,490,752,925

(i)
In 2009 and 2008, these captions include Euro 33,036,928 and Euro 37,300,000 (Note 34), respectively, related to contributions in kind of several real estate properties, with the remaining Euro 251,688,096 and Euro 249,058,449 (Note 9.4), respectively, being related to contributions in cash, payments and refunds.

        Certain post retirement benefit plans have a surplus position and therefore, according to IAS 19, they were presented in the Consolidated Statement of Financial Position separately from those plans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

with a deficit position. As at 31 December 2009 and 2008, net post retirement obligations were recognised in the Consolidated Statement of Financial Position as follows:

	2009	2008
	Euro
Plans with a deficit position:
Pensions	766,130,901	881,369,850
Healthcare	768,659	47,745,643
Salaries to pre-retired and suspended employees	791,441,961	907,735,413

	1,558,341,521	1,836,850,906

Plans with a surplus position:
Pensions	(1,279,839)	(1,557,026)
Healthcare	(66,308,757)	—

	(67,588,596)	(1,557,026)

	1,490,752,925	1,835,293,880

9.5. Cash flows relating to post retirement benefit plans

        During the years 2009, 2008 and 2007, the payments and contributions regarding post retirement benefits were as follows:

	2009	2008	2007
	Euro
Pensions
Contributions to the funds (Note 9.1)	75,740,968	61,162,352	155,231,003
Payments of salaries to pre-retired and suspended employees (Note 9.1)	1,572,673	2,397,169	2,247,000
Settlement of DCSI plan	—	—	362,721

Sub total (Note 9.4)	77,313,641	63,559,521	157,840,724

Health care
Refunds (Note 9.2)	(26,240,462)	(81,236,674)	(86,677,422)
Payments of health care expenses	23,005,413	23,581,758	25,084,022
Settlement of DCSI plan	—	—	434,172

Sub total (Note 9.4)	(3,235,049)	(57,654,916)	(61,159,228)

Payments of salaries to pre-retired and suspended employees (Note 9.4)	174,374,456	185,498,928	172,613,300
Termination payments (Note 9.6)	2,712,743	5,397,564	7,513,072
Termination payments related to discontinued operations (Note 20)	—	—	7,351,702

	251,165,791	196,801,097	284,159,570

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

9.6. Post retirement benefit costs

        In 2009, 2008 and 2007, post retirement benefit costs and net work force reduction programme costs were as follows:

	2009	2008	2007
	Euro
Post retirement benefits
Pension benefits (Notes 9.1and 9.4)	40,472,520	10,006,000	(95,106,101)
Health care benefits (Notes 9.2 and 9.4)	1,857,000	(9,495,000)	(13,361,043)
Salaries (Notes 9.3 and 9.4)	47,301,000	44,248,000	43,391,000

	89,630,520	44,759,000	(65,076,144)

Curtailment costs, net
Pensions (Notes 9.1and 9.4)	1,575,755	6,150,000	13,284,667
Health care (Notes 9.2 and 9.4)	—	3,661,000	9,653,813
Salaries (Notes 9.3 and 9.4)	10,516,161	84,746,601	259,015,582
Termination payments (Note 9.4)	2,712,743	5,397,564	7,513,072
Settlement of the "Fundo de Melhoria Marconi" (Note 9.1)	—	—	(12,841,000)
Settlement of the DCSI Plan	—	—	(1,006,963)

	14,804,659	99,955,165	275,619,171

9.7. Net actuarial losses (gains)

        In 2009, 2008 and 2007, the net actuarial losses (gains) (Notes 9.4 and 41.5) recorded in the Consolidated Statement of Comprehensive Income were as follows:

	2009	2008	2007
	Euro
Changes in actuarial assumptions
Pension benefits (Note 9.1)	52,082,837	(176,486,449)	(123,840,525)
Health care benefits (Note 9.2)	(60,661,145)	(14,116,000)	(18,105,160)
Salaries (Note 9.3)	6,917,844	(41,706,729)	(9,001,870)

Sub-total	(1,660,464)	(232,309,178)	(150,947,555)

Differences between actual data and actuarial assumptions
Pension benefits (Note 9.1)	(98,742,304)	686,080,026	21,627,620
Health care benefits (Note 9.2)	(57,716,646)	120,831,193	(15,399,000)
Salaries (Note 9.3)	(6,654,001)	20,207,131	(140,518,130)

Sub-total	(163,112,951)	827,118,350	(134,289,510)

Total (Notes 9.4 and 41.5)	(164,773,415)	594,809,172	(285,237,065)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

9. Post retirement benefits (Continued)

        Net actuarial gains recorded in 2009, 2008 and 2007 related to change in actuarial assumptions are basically explained by the changes in the financial and demographic actuarial assumptions detailed above.

        Net actuarial gains and losses resulting from differences between actual data and actuarial assumptions, which amounted to a gain of Euro 163,112,951 in 2009 and a loss of Euro 827,118,350 in 2008, are primarily related to the impact of the difference between the actual and expected return on assets, which amounted to a gain of Euro 178,636,090 in 2009 and a loss of Euro 800,296,495 in 2008.

9.8. Other disclosures

        The table below presents historical data for a five year period about the present value of projected benefit obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. The detail of this data for all the plans mentioned above as at 31 December 2009, 2008, 2007, 2006 and 2005 and for the years then ended is as follows:

	2009	2008	2007	2006	2005
	Euro
Projected benefit obligations	3,836,915,409	3,941,510,416	4,203,125,154	4,562,597,772	5,151,631,744
Plan assets at fair value	2,369,524,484	2,131,646,536	2,899,144,514	2,908,149,704	2,515,748,000

Net unfunded obligations / (plan surplus)	1,467,390,925	1,809,863,880	1,303,980,640	1,654,448,068	2,635,883,744
Prior years' service gains	23,362,000	25,430,000	25,891,000	19,062,000	—

Responsibilities for post retirement benefits, net	1,490,752,925	1,835,293,880	1,329,871,640	1,673,510,068	2,635,883,744

	2009	2008	2007	2006	2005
	Euro
Changes in actuarial assumptions	(1,660,464)	(232,309,178)	(150,947,555)	(222,328,000)	693,000,000
Differences between actual data and actuarial assumptions
Related to projected benefit obligations related	15,523,139	26,821,855	(208,946,281)	(80,226,800)	81,085,049
Related to plan assets	(178,636,090)	800,296,495	74,656,771	(16,860,413)	(43,809,000)

Total net actuarial losses (gains)	(164,773,415)	594,809,172	(285,237,065)	(319,415,213)	730,276,049

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

10. Direct costs

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Telecommunications costs(i)	830,658,188	862,375,416	739,631,643
Leasings of sites(i)	83,963,628	71,301,499	57,242,913
Programming costs(ii)	77,533,060	27,376,353	969,763
Directories (Note 3.p)	57,434,627	63,961,699	67,996,560
Other(iii)	85,519,392	61,916,355	41,456,297

	1,135,108,895	1,086,931,322	907,297,176

(i)
During 2009, 2008 and 2007, these captions include costs related to operating leases totalling Euro 158,924,869, Euro 141,361,280 and Euro 118,205,439, respectively (Note 13). The decrease in telecommunication costs in 2009 is primarily explained by the reduction in interconnection costs of domestic operations, basically as a result of the decline in regulated mobile termination rates. This effect was offset by an increase at Vivo, in line with the increase in its customer base. The increase in 2008 is primarily explained by an increase at Vivo, in line with the increase in its customer base.

(ii)
This caption relates basically to the programming costs incurred by the wireline business as a result of the roll out of the television services.

(iii)
This caption includes primarily mobile contents.

11. Costs of products sold

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Costs of products sold	646,240,589	773,686,807	657,908,899
Increases in adjustments for inventories (Note 39)	5,730,163	7,385,304	197,841
Reductions in adjustments for inventories (Note 39)	(3,186,095)	(2,611,552)	(1,957,157)

	648,784,657	778,460,559	656,149,583

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

12. Supplies and external services

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Commissions	298,945,102	278,176,217	264,249,979
Support services	281,448,129	261,884,199	233,571,798
Specialized work	209,265,963	202,365,383	185,584,524
Maintenance and repairs	169,556,527	169,568,646	155,687,210
Electricity	94,704,403	83,953,123	77,514,893
Operating leases (Note 13)	65,628,649	58,551,978	59,859,136
Communications	23,510,821	21,609,789	20,908,106
Surveillance and security	16,598,369	15,494,522	14,463,577
Travelling	15,617,419	14,611,970	12,211,052
Transportation	12,530,807	10,648,290	10,012,616
Other	106,284,598	113,084,104	145,125,534

	1,294,090,787	1,229,948,221	1,179,188,425

13. Operating leases

        During 2009, 2008 and 2007, operating lease costs were recognised under the following captions:

	2009	2008	2007
	Euro
Direct costs (Note 10)	158,924,869	141,361,280	118,205,439
Supplies and external services (Note 12)(i)	65,628,649	58,551,978	59,859,136

	224,553,518	199,913,258	178,064,575

(i)
This caption is mainly related to rentals of property and leases of transportation equipment.

        As at 31 December 2009, the Company's obligations under operating lease contracts mature as follows:

Euro
2010	195,175,816
2011	163,063,322
2012	150,508,893
2013	146,425,657
2014	143,375,998
2015 and following years	153,124,739

951,674,425

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

14. Indirect taxes

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Spectrum fees(i)	176,442,629	162,312,449	133,771,522
Value added tax	25,661,281	14,867,985	22,233,365
Other indirect taxes(ii)	41,520,928	56,419,592	45,820,217

	243,624,838	233,600,026	201,825,104

(i)
This caption includes primarily spectrum fees from Vivo and TMN, which in 2009 amounted to Euro 145 million and Euro 24 million, respectively, in 2008 amounted to Euro 133 million and Euro 27 million, respectively, and in 2007 amounted to Euro 103 million and Euro 28 million, respectively.

(ii)
This caption includes mainly indirect taxes from Vivo related to Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund) totalling Euro 23 million in 2009, as well as other municipal, federal and state taxes in Brazil.

15. Net interest expense

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Interest expense
Related to loans obtained and financial instruments	386,647,885	370,861,543	304,130,734
Other	9,725,910	18,110,935	7,142,405
Interest income
Related to cash and short-term investments and financial instruments	(65,531,589)	(96,972,622)	(96,019,309)
Other(i)	(28,562,526)	(19,627,639)	(17,885,538)

	302,279,680	272,372,217	197,368,292

(i)
This caption include primarily interest income related to delayed payments from customers, and also interest income related to long-term tax receivables of Vivo.

        The increase in net interest expenses in 2009 reflects primarily the impact of the increase in net interest expenses related to loans obtained at group level and is basically explained by the increase in the average net debt (debt minus cash equivalents and short term investments) from domestic operations, following the completion in 2008 of the share buyback programme. The increase in 2008 is primarily explained by the increase in net debt, in line with the execution of the referred share buyback.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

16. Net foreign currency exchange losses (gains)

        In 2009, the change in this caption is primarily explained by a gain of Euro 22 million recorded in 2009 resulting from the transfer of a portion of accumulated foreign currency translation adjustments related to the investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company.

17. Net gains on financial assets and other investments

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Derivative financial instruments (Note 42)(i)	(5,814,792)	(9,424,463)	(100,003,385)
Disposal of a 3% stake in Africatel (Note 19)(ii)	—	(8,822,351)	(110,955,318)
Real estate investments(iii)	(940,220)	(840,167)	(637,670)
Disposals of available for sale investments (Note 7.d)(iv)	—	—	(38,650,508)
Other, net	(1,312,556)	(210,593)	1,463,874

	(8,067,568)	(19,297,574)	(248,783,007)

(i)
This caption relates to the change in the fair value of certain cross-currency free standing derivatives. The gains recorded in 2009 are primarily explained by the impact of the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled. The gains recorded in 2008 are mainly related to the impact of the appreciation of the US Dollar against both the Euro and the Real during the year. In 2007, this caption includes net gains of Euro 67,815,191 related to changes in the fair value of derivative financial instruments classified as held for trading and a gain of Euro 32,188,194 (Notes 7.d and 44.f) related to the financial settlement of equity swaps

(ii)
This caption is related to the disposals in 2008 and 2007 of a 3% and 22% stakes in Africatel for the amounts of Euro 13,426,862 (Note 44.d) and Euro 116,999,817 (Note 44.d), respectively.

(iii)
This caption includes gains related to rents received from real estate rented to third parties, net of the corresponding amortisation of these assets (Note 32).

(iv)
This caption includes the gains related to the disposals of the investments in Banco Espírito Santo and Telefónica amounting to Euro 35,698,600 (Note 19) and Euro 2,951,908, respectively, which were disposed of for Euro 110,318,600 (Note 44.d) and Euro 5,107,941 (Note 44.d), respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

18. Net other financial expenses

        During 2009, 2008 and 2007, this caption consists of:

	2009	2008	2007
	Euro
Bank commissions and expenses(i)	44,244,217	13,573,189	34,009,849
Other(ii)	28,683,790	25,318,679	14,306,585

	72,928,007	38,891,868	48,316,434

(i)
The increase in bank commissions and expenses is mainly related to a debt restructuring undertaken in 2009 in connection with the loans obtained in 2008 for the acquisition of 3G licenses in Brazil.

(ii)
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

        Portugal Telecom adopted the tax consolidation regime for groups of companies, which applies to all companies in which it holds at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

        Vivo and other subsidiaries located in Brazil are subject to income taxes at a nominal rate of 34%.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2009, except for the situations where provisions have been recognised (Note 39).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

a)    Deferred taxes

        During 2009 and 2008, the movements in deferred tax assets and liabilities were as follows:

	Balance 31 Dec 2008	Net income	Other comprehensive income	Foreign currency translation adjustments	Other	Balance 31 Dec 2009
	Euro
Deferred tax assets
Accrued post-retirement liability	486,352,878	(47,638,398)	(43,664,955)	—	—	395,049,525
Tax losses carryforward(i)	172,831,198	(9,617,812)	—	49,100,037	(638,758)	211,674,665
Provisions and adjustments	91,149,723	17,751,740	—	16,351,942	(1,975,124)	123,278,281
Additional contribution to pension funds	138,567,071	(14,388,039)	—	—	—	124,179,032
Financial instruments	14,380,500	(13,135,260)	205,023	(335,959)	—	1,114,304
Other(ii)	129,442,609	38,280	—	32,779,871	1,954,561	164,215,321

	1,032,723,979	(66,989,489)	(43,459,932)	97,895,891	(659,321)	1,019,511,128

Deferred tax liabilities
Revaluation of fixed assets(iii)	290,970,684	(18,809,606)	(12,116,738)	—	(1,573,523)	258,470,817
Gains on disposals of investments	2,378,683	(328,361)	—	—	—	2,050,322
Other(iv)	168,843,403	27,496,330	—	27,625,503	(2,266,402)	221,698,834

	462,192,770	8,358,363	(12,116,738)	27,625,503	(3,839,925)	482,219,973

		(75,347,852)	(31,343,194)	70,270,388	3,180,604

(i)
As at 31 December 2009, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo and other subsidiaries in Brazil. Such tax losses amounting to Euro 623 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

(ii)
This caption includes mainly deferred tax assets from Vivo related to temporary differences arising primarily from the accelerated depreciation of tangible fixed assets and accrued expenses not deductible for tax purposes.

(iii)
Following the contributions in kind to the pension funds of certain real estate properties made in the end of 2009, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amounts of these assets. This effect amounting to Euro 12,116,738 was recognised in the Consolidated Statement of Comprehensive Income and, subsequently, the remaining deferred tax liability related to these assets was recognised in the Consolidated Income Statement.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

(iv)
This caption includes primarily deferred tax liabilities arising from unpaid dividends and from the difference between the fair value adjustments related to the purchase price allocation of Telemig and the related taxable amounts.

	Balance 1 Jan 2008 (restated)	Changes in the consolidation perimeter (Note 2)(i)	Net income	Other comprehensive income	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
	Euro
Deferred tax assets
Accrued post-retirement liability	352,415,985	—	(23,681,856)	157,624,431	—	(5,682)	486,352,878
Tax losses carryforward(ii)	214,969,871	—	923,439	—	(43,062,112)	—	172,831,198
Provisions and adjustments	102,301,675	—	(349,981)	—	(10,803,259)	1,288	91,149,723
Additional contribution to pension funds	169,494,062	—	(30,926,991)	—	—	—	138,567,071
Financial instruments	14,152,986	—	(399,710)	339,983	287,241	—	14,380,500
Other	138,886,560	30,530,408	(11,302,066)	—	(27,771,104)	(901,189)	129,442,609

	992,221,139	30,530,408	(65,737,165)	157,964,414	(81,349,234)	(905,583)	1,032,723,979

Deferred tax liabilities
Revaluation of fixed assets(iii)	12,951,922	—	(6,364,343)	284,346,234	—	36,871	290,970,684
Gains on disposals of investments	3,836,157	—	(1,457,474)	—	—	—	2,378,683
Other	68,092,061	105,139,836	15,707,453	—	(19,530,647)	(565,300)	168,843,403

	84,880,140	105,139,836	7,885,636	284,346,234	(19,530,647)	(528,429)	462,192,770

		(74,609,428)	(73,622,801)	(126,381,820)	(61,818,587)	(377,154)

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

(iii)
Portugal Telecom recognised a deferred tax liability in the Consolidated Statement of Comprehensive Income corresponding to the tax effect of the revaluation reserve recorded in 2008 related to the change in accounting policy regarding the measurement of real estate properties and the ducts infrastructure from the cost model to the revaluation model.

        As at 31 December 2009 and 2008, total deferred tax assets include respectively Euro 439 million and Euro 333 million from foreign countries, and total deferred tax liabilities include respectively Euro 221 million and Euro 168 million from foreign countries. These deferred tax assets and liabilities from

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

foreign countries are mainly related to Vivo (located in Brazil) and the increase is primarily explained by the impact of the appreciation of the Real against the Euro.

        As at 31 December 2009, Brasilcel's subsidiaries had not recognised deferred tax assets amounting to R$ 1,241 million (Euro 247 million equivalent to the Portugal Telecom's 50% share) related to tax losses carryforward.

b)    Reconciliation of income tax provision

        During 2009, 2008 and 2007, the reconciliation between the nominal and the effective income tax for the period is as follows:

	2009	2008	2007
	Euro
Income before taxes	1,019,718,248	927,201,516	1,031,212,777
Statutory tax rate	26.5%	26.5%	26.5%

	270,225,336	245,708,402	273,271,386
Permanent differences(i)	(64,215,917)	(23,094,849)	(36,617,775)
Difference in tax rates	13,026,366	14,771,860	5,380,340
Reversal of deferred tax assets related to tax losses (Note 7.c)(ii)	13,441,476	—	—
Adjustments to the provision for income taxes of the previous year (Note 28)	6,541,389	(6,431,797)	(9,993,868)
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	(1,434,464)	7,555,841	8,808,391
Tax losses from previous periods	(3,823,664)	(5,389,597)	—
Other	(551,369)	(1,740,098)	2,085,241

	233,209,153	231,379,762	242,933,715

Income tax
Income tax-current (Note 28)	157,861,301	157,756,961	198,710,104
Deferred taxes	75,347,852	73,622,801	44,223,611

	233,209,153	231,379,762	242,933,715

(i)
In 2009, this caption includes primarily Euro 70,748,542 resulting from the non-taxable gain amounting to Euro 266,975,632 (Note 31) related to the disposal of the investment in Médi Télécom. In 2008, this caption includes Euro 2,397,005 and Euro 2,304,973 resulting from the non-taxable gains amounting to Euro 9,045,300 (Note 31) and Euro 8,822,351 (Note 17) related to the disposals of the investments in Banco Best and Africatel, respectively. In 2007, this caption includes primarily Euro 29,403,159 and Euro 9,460,129 resulting from the non-taxable gains amounting to Euro 110,955,318 (Note 17) and Euro 35,698,600 (Note 17) related to the disposals of the investments in Africatel and Banco Espírito Santo, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

19. Income taxes (Continued)

(ii)
This caption is related to the reversal of deferred tax assets related to tax losses from previous years, which no longer can be used as a result of the merger of Telemig Celular Participações through the incorporation of its assets and liabilities into Vivo Participações (Exhibit II).

20. Discontinued operations

        During the year 2007, PT Multimedia was classified as a discontinued operation, following the approval at the Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the spin-off of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

        Portugal Telecom concluded the spin-off on 7 November 2007 and the impact of this transaction on the Company's financial statements was to reduce shareholders' equity excluding minority interests by an amount of Euro 405,328,608, corresponding to the carrying value, as of the date of the spin-off, of the assets and liabilities attributable to the PT Multimédia business, net of minority interests.

        Net income from discontinued operations includes the results of PT Multimedia in 2007, up to the conclusion of the spin-off, and expenses incurred with the spin-off process, as follows:

Euro
Results of PT Multimédia	63,150,775
Expenses incurred with the spin-off (net of tax)(i)	(17,676,651)

Net income from discontinued operations	45,474,124

(i)
Expenses incurred in 2007 with the spin-off amounted to Euro 24,049,866, and include primarily work force reduction costs of Euro 7,863,478, termination payments of Euro 7,351,702 (Note 9.5) and costs related to changes in the information systems. These costs were presented net of the related tax effect amounting to Euro 6,373,215.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        The results of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off are presented below.

Euro
Revenues	586,736,842
Costs:
Wages and salaries	34,837,316
Direct costs	182,533,032
Commercial costs	45,023,522
Depreciation and amortization	91,154,879
Other costs	144,042,093

Total costs	497,590,842

Income before financial results and taxes	89,146,000
Interest and other financial expenses, net	3,324,038

Income before income taxes	85,821,962

Provision for income taxes	(22,671,187)

Results from discontinued operations	63,150,775

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        The statement of cash flows of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off was as follows:

Euro
Operating Activities
Collections from clients	727,457,467
Payments to suppliers	(462,184,646)
Payments to employees	(33,939,670)
Payments relating to income taxes	(2,656,318)
Payments relating to indirect taxes and other	(30,494,125)

Cash flow from operating activities	198,182,708

Investing Activities
Cash receipts resulting from
Financial investments	3,340,528
Tangible fixed assets	2,038,056
Interest and related income	605,125
Dividends	1,476,409
Other investing activities	2,163,792

9,623,910

Payments resulting from
Financial investments	(3,462)
Tangible and intangible assets	(89,240,828)
Other investing activities	(551)

(89,244,841)

Cash flow from investing activities	(79,620,931)

Financing Activities
Cash receipts resulting from
Loans obtained	125,220,982
Other financing activities	333,367

125,554,349

Payments resulting from
Loans repaid	(59,595,173)
Lease rentals (principal)	(32,994,076)
Interest and related expenses	(12,058,846)
Dividends	(41,173,794)

(145,821,889)

Cash flow from financing activities	(20,267,540)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

21. Minority interests

        During 2009 and 2008, the movements in minority interests were as follows:

	Balance 31 Dec 2008	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2009
	Euro
Brasilcel(i)	823,725,500	(91,595,489)	42,594,986	(103,314,015)	236,767,151	(1,252,153)	906,925,980
MTC	54,468,291	—	22,381,879	(23,067,593)	13,463,828	—	67,246,405
Cabo Verde Telecom	48,919,469	—	15,496,646	(14,141,494)	—	(2,479)	50,272,142
Africatel	19,777,686	—	11,287,265	(5,100,000)	(2,103,206)	(151,211)	23,710,534
Timor Telecom	8,337,633	—	5,933,700	(5,101,041)	(82,868)	(4,576)	9,082,848
CST	1,782,031	—	745,093	(106,296)	(242,079)	9,559	2,188,308
LTM	1,814,965	—	978,883	(919,698)	(487,509)	185,398	1,572,039
Previsão	766,210	—	558	—	—	(7,485)	759,283
Kenya Postel Directories	1,272,946	—	772,810	(506,213)	(16,615)	(10,777)	1,512,151
Other	3,345,664	311,246	2,386,256	(1,790,346)	(47,344)	(213,911)	3,991,565

	964,210,395	(91,284,243)	102,578,076	(154,046,696)	247,251,358	(1,447,635)	1,067,261,255

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 31 Dec 2008
	Euro
Brasilcel (Note 2)(i)	620,221,444	304,038,052	10,888,496	51,864,006	(13,261,125)	(149,837,709)	(187,664)	823,725,500
MTC	68,460,093	—	—	19,183,603	(16,241,479)	(16,933,926)	—	54,468,291
Cabo Verde Telecom	42,533,862	—	—	16,539,761	(10,156,083)	—	1,929	48,919,469
Africatel	(1,695,847)	—	939,928	24,054,488	—	(3,148,179)	(372,704)	19,777,686
Timor Telecom	5,224,234	—	—	4,615,276	(1,921,160)	453,140	(33,857)	8,337,633
CST	1,513,056	—	—	429,943	(65,484)	(28,939)	(66,545)	1,782,031
LTM	1,590,591	—	—	909,241	(699,014)	(166)	14,313	1,814,965
Previsão	782,667	—	—	8,960	(25,508)	—	91	766,210
Kenya Postel Directories	1,265,036	—	—	616,683	(453,870)	(154,903)	—	1,272,946
Other	3,693,155	(1,268,931)	—	1,499,674	(775,417)	196,919	264	3,345,664

	743,588,291	302,769,121	11,828,424	119,721,635	(43,599,140)	(169,453,763)	(644,173)	964,210,395

(i)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel's subsidiaries in their corresponding amounts of equity and net income. The movement in 2009 under the caption "Acquisitions, disposals and share capital increases" includes an amount of Euro 103,641,467 (Note 2) related to the corporate restructuring undertaken by Vivo Participações in July 2009, which consisted of the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Participações. The change in the consolidation perimeter in 2008 is related to the consolidation of Telemig as from 1 April (Note 2).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

22. Dividends

        On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008. Accordingly, dividends amounting to Euro 503,626,688 (Note 44.k) were paid in 2009.

        On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007. Accordingly, dividends amounting to Euro 533,200,884 (Note 44.k) were paid in 2008.

        On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Note 44.k) were paid in 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

23. Earnings per share

        Earnings per share for the years 2009, 2008 and 2007 were computed as follows:

		2009	2008	2007
		Euro
Income from continued operations, net of minority interests	(1)	683,931,019	576,100,119	724,575,229
Income from discontinued operations, net of minority interests	(2)	—	—	16,330,531

Net income attributable to equityholders of the parent	(3)	683,931,019	576,100,119	740,905,760
Financial costs related with exchangeable bonds (net of tax)	(4)	30,153,400	29,761,969	9,239,015

Net income considered in the computation of the diluted earnings per share	(5)	714,084,419	605,862,088	750,144,775

Weighted average common shares outstanding in the period	(6)	875,872,500	907,096,629	1,050,740,503
Effect ot the exchangeable bonds		64,655,173	64,655,173	64,655,173

	(7)	940,527,673	971,751,802	1,115,395,676

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.78	0.64	0.69
Diluted	[(1)+(4)]/(7)	0.76	0.62	0.66
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.00	0.00	0.02
Diluted	(2)/(7)	0.00	0.00	0.01
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.78	0.64	0.71
Diluted	(5)/(7)	0.76	0.62	0.67

        Dilutive effects in 2009, 2008 and 2007 are related to the impact of the exchangeable bonds issued on August 2007.

24. Short-term investments

        As at 31 December 2009 and 2008, this caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

25. Accounts receivable—trade

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Current accounts receivable—trade:
Accounts receivable from customers	1,512,618,691	1,343,955,877
Unbilled revenues	270,250,780	239,424,993

	1,782,869,471	1,583,380,870

Adjustments for doubtful accounts receivable—trade (Note 39)	(384,005,127)	(338,778,345)

	1,398,864,344	1,244,602,525

26. Accounts receivable—other

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Current accounts receivable—other
Receivables from related parties(i)	64,932,314	72,580,010
Advances to suppliers	33,471,228	58,723,322
Trial deposits	27,646,138	16,589,316
Contributions from SNS(ii)	8,711,396	16,086,024
Other	46,318,482	65,485,722

	181,079,558	229,464,394

Adjustments for other current accounts receivable (Note 39)	(11,371,834)	(27,580,020)

	169,707,724	201,884,374

Other non-current accounts receivable	11,146,480	6,685,252
Adjustments for other non-current accounts receivable (Note 39)	(2,301,245)	(1,828,628)

	8,845,235	4,856,624

(i)
This caption includes primarily dividends receivable from Unitel. In 2009, Unitel attributed dividends to Portugal Telecom amounting to US$ 150 million (Note 31), of which US$ 90 million were received in 2009 (Note 44.e) and the remaining US$ 60 million are recognised as an account receivable under this caption (Note 45). In 2008, Unitel attributed dividends to Portugal Telecom amounting to US$ 80 million (Notes 44.e and 45), which were received in 2009 and were recognised as an account receivable under this caption as at 31 December 2008.

(ii)
These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity co-financed the plan. This agreement was terminated during 2006 under a

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

26. Accounts receivable—other (Continued)

  restructuring of the Health Care Plan. In order to cover certain recoverability risks, these receivables are fully adjusted for as at 31 December 2009.

27. Inventories

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Merchandise(i)	228,572,115	277,861,454
Raw materials and consumables	42,211,966	36,661,571
Work in progress	8,884,680	6,489,694

	279,668,761	321,012,719

Adjustments for obsolete and slow-moving inventories (Note 39)	(39,791,436)	(23,630,621)

	239,877,325	297,382,098

(i)
As at 31 December 2009, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephones, modems (internet access through ADSL), and IPTV and DTH set-top boxes from the wireline business.

28. Taxes receivable and payable

        As at 31 December 2009 and 2008, this caption consists of:

	2009		2008
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes
Operations in Portugal
Value-added tax	10,725,838	42,958,244	25,688,345	28,896,209
Income taxes	52,190,849	16,238,244	132,252,493	114,974,448
Personnel income tax witholdings	—	6,446,569	—	7,316,196
Social Security Contributions	—	6,098,066	—	6,175,899
Other	—	749,773	—	879,032

	62,916,687	72,490,896	157,940,838	158,241,784
Taxes in foreign countries	191,848,837	221,400,469	159,924,786	179,400,053

	254,765,524	293,891,365	317,865,624	337,641,837

Non-current taxes
Taxes in foreign countries	196,429,460	59,217,420	140,771,497	38,730,319

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

        As at 31 December 2009 and 2008, the caption "Taxes in foreign countries" relates basically to 50% of taxes receivable and payable by Brasilcel's subsidiaries, as follows:

	2009		2008
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes:
Income taxes	26,350,774	30,605,091	44,373,968	38,025,658
Indirect taxes	155,880,038	163,748,829	106,185,029	101,848,943
Other	9,618,025	27,046,549	9,365,789	39,525,452

	191,848,837	221,400,469	159,924,786	179,400,053

Non-current taxes:
Income taxes(i)	145,736,818	1,207,087	96,591,970	2,554,358
Indirect taxes(ii)	50,692,642	58,010,333	44,179,527	36,175,961

	196,429,460	59,217,420	140,771,497	38,730,319

(i)
These receivables are primarily related to withholding taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

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

        As at 31 December 2009 and 2008, the net balance of the caption "Income taxes" from operations in Portugal is made up as follows:

	2009	2008
	Euro
Current income taxes of the operations in Portugal recorded in the balance sheet	(83,407,633)	(114,974,448)
Payments on account	107,947,186	124,108,648
Witholding income taxes, net	2,984,862	4,957,411
Income taxes receivable	8,428,190	3,186,434

Income tax receivable from operations in Portugal	35,952,605	17,278,045

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

        The reconciliation between current income taxes recorded in the Company's Consolidated Statement of Financial Position as at 31 December 2009 and 2008 and current income tax expense for the periods then ended, is as follows:

	2009	2008
	Euro
Current income taxes of the operations in Portugal recorded in the balance sheet	83,407,633	114,974,448
Foreign current income taxes of international subsidiaries	71,964,487	48,179,289
Excess provision for income taxes of the previous year (Note 19)	6,541,389	(6,431,797)
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	(1,434,464)	7,555,841
Other	55,523	(4,540,570)

	160,534,568	159,737,211

        The current income tax expense was recorded in the following captions:

	2009	2008
	Euro
Income taxes (Note 19)	157,861,301	157,756,961
Accumulated earnings	2,673,267	1,980,250

	160,534,568	159,737,211

29. Prepaid expenses

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Sales of equipment(i)	59,416,705	47,424,399
Marketing and publicity expenses paid in advance	29,508,842	26,236,787
Telephone directories	12,481,437	22,944,481
Rentals	8,536,475	7,740,967
Maintenance and repairs	3,654,121	3,239,623
Interest paid in advance	2,116,189	5,738,492
Other	21,548,759	18,145,337

	137,262,528	131,470,086

(i)
Sales of mobile phones at Vivo are recognised when the final client activates the equipment. Therefore the negative margin, as well as the related indirect taxes, are deferred up to the activation of the equipment.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

30. Other current and non-current assets

        As at 31 December 2009 and 2008, these captions are made up as follows:

	2009	2008
	Euro
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)	20,201,231	55,479,811
Other	1,990,138	4,708,905

	22,191,369	60,188,716

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40)	276,544,156	441,821,002
Other	37,659,398	37,133,055

	314,203,554	478,954,057

        As explained in Note 3.l.ix, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognised in the Consolidated Statement of Financial Position accounts receivable and accounts payable (Note 40) by the same amount relating to the sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity. In addition Portugal Telecom has given certain guarantees under these transactions (Note 43).

        In 2009, there was an early termination of some of these QTE transactions, at no expense to Portugal Telecom, and accordingly the related receivables and payables were settled, which explains the reduction in other current and non-current assets and liabilities (Note 40).

31. Investments in group companies

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Investments in associated companies	396,437,713	356,069,363
Goodwill, net of impairment losses	170,168,216	157,112,049
Loans granted to associated companies and other companies	23,566,794	98,632,811
Investments in other companies	2,537,325	1,364,876
Advances for investments	4,500,000	—

	597,210,048	613,179,099

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As at 31 December 2009 and 2008, the caption "Investments in associated companies" consists of:

	2009	2008
	Euro
Unitel(i)	262,363,774	226,384,671
Universo Online, Inc ("UOL")(ii)	94,157,510	64,980,917
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")	29,050,716	29,839,265
Hungaro Digitel KFT	4,531,768	3,226,012
Páginas Amarelas, SA ("Páginas Amarelas")	3,360,824	3,073,162
Guiné Telecom, SARL(iii)	2,907,534	2,907,534
INESC—Instituto de Engenharia de Sistemas e Computadores(iii)	2,992,788	2,992,787
Médi Télécom(iv)	—	25,266,777
Other companies	2,973,120	3,298,559

	402,338,034	361,969,684
Adjustments for investments in associated companies (Note 39)	(5,900,321)	(5,900,321)

	396,437,713	356,069,363

(i)
The change in the carrying value of this investment is explained by Portugal Telecom's share in the earnings (Euro 153 million) and dividends attributed (Euro 106 million, equivalent to $US 150 million—Note 26) by Unitel, and also by the impact of the depreciation of the US Dollar against the Euro in 2009 (Euro 10 million).

(ii)
The change in the carrying value of this investment is basically explained by Portugal Telecom's share in the earnings of UOL (Euro 11 million) and by the impact of the appreciation of the Real against the Euro in 2009 (Euro 20 million).

(iii)
As at 31 December 2009, these investments are fully adjusted for.

(iv)
As mentioned in Note 1, Portugal Telecom concluded in December 2009 the disposal of the investment in Médi Télécom and accordingly derecognised its financial investment and loans granted to this company as well as other receivables. Portugal Telecom received total proceeds of Euro 400 million (Note 44.d) in connection with this transaction and recognised a capital gain of Euro 266,975,632, as mentioned below.

        As at 31 December 2009 and 2008, the caption "Goodwill, net of impairment losses" consists of:

	2009	2008
	Euro
Páginas Amarelas	83,754,434	83,754,434
UOL	59,915,277	46,859,112
Unitel	26,498,505	26,498,503

	170,168,216	157,112,049

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        During 2009 and 2008, there were no impairment losses recognised on the abovementioned carrying values of goodwill.

        Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Sportinveste Multimédia(i)	35,318,668	35,318,668
INESC	3,104,531	3,198,311
Médi Télécom(ii)	—	75,592,524
Other	5,111,085	4,844,031

	43,534,284	118,953,534

Adjustments for loans granted to associated and other companies (Note 39)	(2,588,741)	(3,198,311)
Adjustments related to the equity accounting on financial investments (Note 39)(iii)	(17,378,749)	(17,122,412)

	23,566,794	98,632,811

(i)
This caption includes Euro 30,023,168 of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)
As mentioned above, these loans were derecognised following the disposal of the investment in this company.

(iii)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2009 and 2008 are related to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company. As at 31 December 2009 and 2008, the Group has recorded provisions amounting to Euro 4,672,403 and Euro 4,484,583 (Note 39), respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As at 31 December 2009 and 2008, the caption "Investment in other companies" consisted of:

	2009	2008
	Euro
Janela Digital	1,830,571	937,373
Other companies	3,271,781	427,503

	5,102,352	1,364,876

Adjustments for investments in group companies (Note 39)	(2,565,027)	—

	2,537,325	1,364,876

        The amount of Euro 4,500,000 (Note 44.g) included under the caption "Advances for investments" is related to an advance for the acquisition of Reti—Rede Teledifusora Independente, SA.

        During 2009, 2008 and 2007, the income statement caption "Equity in earnings of associated companies, net" consists of:

	2009	2008	2007
	Euro
Médi Télécom(i)	277,661,123	12,400,605	3,081,353
Unitel	152,639,642	122,633,994	91,752,183
CTM	18,649,192	16,768,832	16,951,994
UOL	10,603,315	11,421,337	13,055,606
Banco Best(ii)	—	8,832,460	622,109
Other	(3,509,727)	(1,081,831)	664,412

	456,043,545	170,975,397	126,127,657

(i)
In 2009, this caption includes Portugal Telecom's share in the earnings of this company amounting to Euro 10,685,491 and a capital gain of Euro 266,975,632 (Notes 7 and 19) related to the disposal of the investment in this company, which is net of transaction expenses and guarantees given to the buyers.

(ii)
In 2008, this caption includes a gain of Euro 9,045,300 (Note 19) related to the disposal of this investment for Euro 16 million (Note 44.d).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        A summarised financial data of the main associated companies as at 31 December 2009 and 2008 and for the years then ended is presented below:

31 Dec 2009	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	1,589,575,075	540,119,979	1,049,455,096	1,119,871,060	610,558,568
UOL	28.78%	416,137,060	88,948,355	327,188,705	209,446,050	36,845,546
CTM	28.00%	155,382,354	51,629,797	103,752,557	219,169,241	66,604,257

31 Dec 2008	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	1,351,190,358	445,651,674	905,538,684	863,069,581	490,535,976
Médi Télécom	32.18%	1,032,402,021	953,885,001	78,517,020	453,220,798	38,535,131
UOL	29.00%	284,021,149	59,949,022	224,072,128	204,264,502	39,383,921
CTM	28.00%	156,524,951	49,956,148	106,568,804	206,917,995	59,888,686

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        As required by SEC rules, considering the impact in the consolidated net income of Portugal Telecom's share in the earnings of Unitel, additional financial data about this associated company is disclosed below (amounts stated in millions of Euro):

	2009	2008
	Euro
Balance sheet data:
Current assets	741.1	604.9
Tangible assets	492.5	401.9
Financial investments	330.8	341.3
Intangible assets	25.2	3.0

Total assets	1,589.6	1,351.2

Current liabilities	507.5	391.3
Medium and long-term debt	30.1	50.8
Other non-current liabilities	2.5	3.5

Total liabilities	540.1	445.7

Income statement data:
Revenues	1,119.9	863.1
Costs	522.1	397.1

Income before financial results and taxes	597.7	466.0
Financial results	12.8	24.6

Income before income taxes	610.6	490.5
Minus: Income taxes	—	—

Net income	610.6	490.5

32. Other investments

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Real estate investments, net of accumulated amortization	13,793,420	17,750,256
Other financial investments	7,753,328	15,200,527

	21,546,748	32,950,783

Adjustments for other investments (Note 39)	(4,471,507)	(11,338,755)
Adjustments for real estate investments (Note 39)	(189,316)	(500,550)

	16,885,925	21,111,478

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortisation

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

32. Other investments (Continued)

and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets. As at 31 December 2009, the total carrying value of real estate assets with acquisition cost above Euro 50,000 amounted to Euro 13 million and the corresponding fair value amounted to Euro 18 million.

        PT Comunicações received rents from lease contracts in 2009 and 2008 amounting to Euro 1,509,850 and Euro 1,562,709 (Note 17), respectively. During the years 2009 and 2008, amortisation costs amounted to Euro 569,630 and Euro 722,542 (Note 17) respectively, and no impairment losses were recognised.

        As at 31 December 2009 and 2008, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2009	2008
	Euro
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	617,224	617,224
Lea Louise(i)	—	7,903,379
Other	5,839,229	5,383,049

	7,753,328	15,200,527

Adjustments for other investments (Note 39)	(4,471,507)	(11,338,755)

	3,281,821	3,861,772

(i)
During 2009, Portugal Telecom disposed of the remaining 10% of its share in this investment, which was fully adjusted for.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets

        During 2009 and 2008, the movements in intangible assets were as follows:

	Balance 31 Dec 2008	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2009
	Euro
Cost
Industrial property and other rights	3,820,545,042	158,989,404	827,798,882	106,477,366	4,913,810,694
Goodwill	942,192,125	—	195,269,553	24,763,134	1,162,224,812
Other intangible assets	35,019,998	1,270,552	1,723,070	556,050	38,569,670
In-progress intangible assets	43,396,397	67,049,124	15,165,858	(95,692,640)	29,918,739

	4,841,153,562	227,309,080	1,039,957,363	36,103,910	6,144,523,915

Accumulated depreciation
Industrial property and other rights	1,354,524,210	362,417,489	329,948,076	21,925,535	2,068,815,310
Other intangible assets	23,591,236	5,770,344	1,230,612	(1,553,806)	29,038,386

	1,378,115,446	368,187,833	331,178,688	20,371,729	2,097,853,696

	3,463,038,116	(140,878,753)	708,778,675	15,732,181	4,046,670,219

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
	Euro
Cost
Industrial property and other rights	3,558,106,654	569,252,087	269,365,255	(656,132,062)	79,953,108	3,820,545,042
Goodwill (Note 2)	1,074,650,739	—	30,397,905	(162,856,519)	—	942,192,125
Other intangible assets	34,322,984	—	3,073,388	(2,414,702)	38,328	35,019,998
In-progress intangible assets	29,278,178	923,038	97,133,488	(20,024,156)	(63,914,151)	43,396,397

	4,696,358,555	570,175,125	399,970,036	(841,427,439)	16,077,285	4,841,153,562

Accumulated depreciation
Industrial property and other rights	1,289,818,135	(147,566)	317,896,624	(250,879,301)	(2,163,682)	1,354,524,210
Other intangible assets	23,416,993	—	5,825,631	(2,206,075)	(3,445,313)	23,591,236

	1,313,235,128	(147,566)	323,722,255	(253,085,376)	(5,608,995)	1,378,115,446

	3,383,123,427	570,322,691	76,247,781	(588,342,063)	21,686,280	3,463,038,116

        The changes in the consolidation perimeter in 2008 include primarily the impact of the consolidation of Telemig in 1 April 2008 amounting to Euro 570,836,700 (Note 2), and also the impacts of the sales of Archways and China Pathway Logistics.

        Foreign currency translation adjustments in 2009 are basically related to the appreciation of the Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009), while in 2008 are primarily explained by the depreciation of the Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

        As at 31 December 2009, the net carrying value of the caption "Industrial property and other rights" includes mainly the following items:

  •
  Euro 1,861 million related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, (ii) the cost of Band B mobile telecommunications licenses acquired by Vivo to operate in certain Brazilian states, and (iii) the cost of the 3G licenses, which were acquired by Vivo in April 2008 for an amount of Euro 227,247,163 (Notes 7 and 35);

  •
  Euro 310 million related to software licenses;

  •
  Euro 302 million related to a UMTS license obtained by TMN in 2000, corresponding to a gross amount of Euro 394 million net of accumulated depreciation of Euro 92 million. The gross amount includes:

  (i)
  Euro 133 million related to the acquisition of the UMTS license in 2000;

  (ii)
  Euro 242 million capitalised in 2007, following the commitment assumed by TMN and the other mobile operators in 2000 of making contributions to the information society during the period through the maturity of the license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognise this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the "E Initiatives", which is a programme led by the Government to offer laptops and discounts in internet services to school teachers and students), and therefore Portugal Telecom recognised as a license cost in 2007 the amount of these contributions at its net present value;

  (iii)
  Euro 11.5 million capitalised in 2009 related to additional commitments under the terms of the UMTS license;

  •
  Euro 232 million related to the acquisition of the Basic Network from the Portuguese State. The gross amount capitalised in 2002 amounts to Euro 339 million and corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 17 million), which was recorded in the Consolidated Income Statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8 million) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

  •
  Euro 45 million related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts; and

  •
  Euro 27 million related to contracts signed by PT Comunicações in 2007 for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

        As at 31 December 2009 and 2008, the goodwill related to subsidiaries was as follows:

	2009	2008
	Euro
Vivo(i)	810,365,807	626,554,819

Wireline business
PT Comunicações (ISP business)	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

Other businesses (Note 7.d)
MTC(ii)	64,788,641	28,566,936
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Other	34,019	34,025

	80,903,872	44,682,173

	1,162,224,812	942,192,125

(i)
The increase in the goodwill of Vivo includes primarily the impact of the appreciation of the Brazilian Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009).

(ii)
In connection with the business combination of MTC undertaken at the end of 2006, Portugal Telecom had identified a separate asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This intangible asset, which amounted to Euro 24,763,134 as at 31 December 2008 and was included under the caption "Industrial property and other rights", was considered by Portugal Telecom as having an indefinite useful life. During 2009, Portugal Telecom reclassified this asset to goodwill, since Portugal Telecom believes that this change improves the presentation of its financial position in the financial statements. This reclassification did not have any impact on the net income and shareholders' equity as of 31 December 2009.

        For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to the reportable business segments (Note 7). The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

33. Intangible assets (Continued)

the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Assumptions	Wireline	Vivo	Other
Growth rates	0.5% – 1.0%	3.0% – 3.5%	0.5% to 2.5% – 1.0% to 3.0%
Discount rates	8.2% – 9.2%	11.2% – 13.2%	8.2% to 12.9% – 9.2% to 14.9%

        The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company's management has concluded that as at 31 December 2009 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

34. Tangible assets

        During 2009 and 2008 the movements in tangible assets were as follows:

	Balance 31 Dec 2008	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2009
	Euro
Cost
Land	125,840,884	5,834,493	3,721,771	(7,590,785)	127,806,363
Buildings and other constructions	725,181,974	19,889,743	17,148,489	(101,182,489)	661,037,717
Basic equipment	12,055,469,610	539,326,124	860,281,573	222,514,829	13,677,592,136
Transportation equipment	76,118,355	16,540,246	593,257	(17,145,331)	76,106,527
Tools and dies	25,377,080	1,347,121	1,853,257	313,176	28,890,634
Administrative equipment	1,082,255,636	60,403,058	47,868,464	13,579,598	1,204,106,756
Other tangible assets	52,929,865	2,403,902	(91,144)	(3,032,438)	52,210,185
In-progress tangible assets	308,335,009	406,745,683	60,251,812	(508,135,899)	267,196,605
Advances to suppliers of tangible assets	321,739	(3,545)	(60,148)	—	258,046

	14,451,830,152	1,052,486,825	991,567,331	(400,679,339)	16,095,204,969

Accumulated depreciation
Land	10,775,062	—	—	(1,110,195)	9,664,867
Buildings and other constructions	251,422,215	46,736,029	5,972,858	(71,612,629)	232,518,473
Basic equipment	8,511,595,705	917,807,477	611,711,852	(193,482,667)	9,847,632,367
Transportation equipment	46,615,120	12,283,538	275,163	(14,013,864)	45,159,957
Tools and dies	20,353,787	2,082,681	994,474	(120,923)	23,310,019
Administrative equipment	925,389,799	89,333,317	32,010,484	(15,134,839)	1,031,598,761
Other tangible assets	47,841,451	1,497,269	28,049	(6,261,016)	43,105,753

	9,813,993,139	1,069,740,311	650,992,880	(301,736,133)	11,232,990,197

	4,637,837,013	(17,253,486)	340,574,451	(98,943,206)	4,862,214,772

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

	Balance 31 Dec 2007	Changes in the consolidation perimeter	Revaluations (Note 41.5)	Increases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
	Euro
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

34.2. Foreign currency translation adjustments

        Foreign currency translation adjustments in 2009 are basically related to the appreciation of the Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009), while in 2008 are primarily explained by the depreciation of the Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

34.3. Revaluations

        During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infrastructure from the cost model to the revaluation model. The revaluations of the real estate properties and ducts infrastructure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 which was recognised in the Consolidated Statement of Comprehensive Income. The accumulated depreciation at the date of the revaluation was eliminated against the gross carrying amount of the assets and the net amounts of those assets were restated to their respective revalued amounts.

        The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

        The determination of the fair value of the ducts infrastructure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infrastructure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred above resulted in a valuation of the ducts infrastructure which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infrastructure is located.

        Based on current and observable prices in the year 2009 for the real estate assets and for materials and construction work related to the installation of the ducts, Portugal Telecom concluded that the assets revalued in 2008 did not experience significant changes in fair value during 2009. Therefore, the carrying values recorded as at 31 December 2009 of those assets correspond to their fair values as of such date, net of any accumulated depreciation recorded since those assets were revalued.

        The amortisation of the surplus resulting from the revaluation of real estate properties and ducts infrastructure amounted to approximately Euro 8 million and Euro 11 million in 2008, respectively, and to Euro 13 million and Euro 45 million in 2009, respectively. Therefore, if these assets had been carried under the cost model, the carrying amount of the real estate properties and ducts infrastructure would have been reduced by approximately Euro 158 million and Euro 810 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

34. Tangible assets (Continued)

34.4. Other situations regarding tangible assets

        In 2009, the column "Other" includes primarily the effects of: (i) the contribution in kind to the pension funds of several real estate properties, which had a fair value of Euro 33.0 million (Note 9.1) as of the date the contribution was made; (ii) the write-off of certain fixed assets at the wireline business amounting to Euro 13 million; and (iii) the disposal of several tangible fixed assets.

        In 2008, the column "Other" includes primarily the effects of: (i) the contribution in kind to the pension funds of a property, which had a fair value of Euro 37.3 million (Note 9.1) as of the date the contribution was made; (ii) the write-off of certain fixed assets at the wireline business and Vivo amounting to Euro 9 million and Euro 5 million, respectively; and (iii) the disposal of several tangible fixed assets.

        The following situations regarding tangible assets should be mentioned:

  •
  Basic equipment includes primarily network installations and equipment, including the ducts infrastructure, switching equipment, telephones and switchboards and submarine cables;

  •
  Euro 2,066 million of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

  •
  Euro 23 million of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums;

  •
  PT Comunicações had tangible assets totalling Euro 8 million which are installed in properties of third parties or on public property, and assets amounting to Euro 11 million which are not yet registered under PT Comunicações's name; and

  •
  In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts (Notes 30 and 40), which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's Consolidated Statement of Financial Position.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

35. Debt

        As at 31 December 2009 and 2008, this caption consists of:

	2009		2008
	Short-term	Long-term	Short-term	Long-term
	Euro
Exchangeable bonds	—	705,558,383	—	697,287,341
Bonds	41,811,014	4,734,508,969	879,280,135	2,404,817,408
Bank loans
External loans	244,145,559	1,027,450,534	496,997,045	1,021,160,382
Domestic loans	167,295	—	761,221	—
Other loans
Commercial paper	—	—	648,626,163	—
External loans	47,195	—	10,581	159,224,889
Commitments under the UMTS license	—	—	25,457,548	53,988,929
Liability related to equity swaps on treasury shares (Note 41.2)	178,071,827	—	178,071,827	—
Leasings	30,289,010	83,998,242	25,461,736	104,711,165

	494,531,900	6,551,516,128	2,254,666,256	4,441,190,114

35.1. Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

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

        The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders' equity, while the financial liability component is recorded by the amortised cost.

        As at 31 December 2009, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 819 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

35.2. Bonds

        The following table provides detailed information about the bonds outstanding as at 31 December 2009 and about those that have been repaid either in 2008 or 2009:

Issuer(i)	Debt	Local currency(ii)	Euro	Issue date	Maturity		Interest rate
Bonds outstanding
PT Finance	Eurobond	750,000,000	750,000,000	2-Nov-09	2019		5.00%
Vivo Participações	Non-convertible bonds	810,000,000	161,271,055	15-Oct-09	2019		(iii)
PT Finance	Fixed rate notes	250,000,000	250,000,000	30-Jul-09	2017		Coupon of 5.2%
PT Finance	Eurobond	1,000,000,000	1,000,000,000	30-Apr-09	2013		6.00%
PT Finance	Fixed rate notes	50,000,000	50,000,000	30-Jan-09	2019		6.95%
Vivo Participações	Non-convertible bonds	210,000,000	41,811,014	16-Jan-09	2010		103.6%of the CDI
PT Finance	Floating rate notes	50,000,000	50,000,000	7-Aug-08	2013		3-month Euribor plus 1.50%
Telemig	Non-convertible bonds	59,176,690	11,782,083	17-Dec-07	2021		Consumer price index plus 0.5%
PT Finance	Eurobond(iv)	1,300,000,000	1,300,000,000	24-Mar-05	2012		3.75%
PT Finance	Eurobond	500,000,000	500,000,000	24-Mar-05	2017		4.375%
PT Finance	Eurobond	500,000,000	500,000,000	16-Jun-05	2025		4.50%
Vivo Participações	Non-convertible bonds	1,000,000,000	199,100,068	1-May-05	2015		Between 104.2% and 120.0% of the CDI
	Transaction costs(v)		(37,644,237)

	Total debt		4,776,319,983

Bonds repaid in 2008 or 2009
PT Finance	Floating rate notes	200,000,000	200,000,000	23-Dec-08	2010	(vi)	3-month Euribor plus 2.25%
Vivo Participações	Non-convertible bonds	500,000,000	93,503,385	1-Aug-03	2008		104.4%of the CDI
PT Finance	Global Medium Term Notes(vii)	879,500,000	879,500,000	7-Apr-99	2009		4.625%

(i)
All PT Finance issuances were made under the Global Medium Term Notes Programme ("GMTN").

(ii)
Amounts in Euro, except for issuances of Vivo Participações and Telemig where amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.

(iii)
These bonds were issued in three tranches: (1) the first consisted of 98 thousand bonds and bears an annual interest rate of 108% of the CDI; (2) the second consisted of 640 thousand bonds and bears an annual interest rate of 112% of the CDI; and (3) the third consisted of 72 thousand bonds and bears an annual interest rate of 7%.

(iv)
Includes Euro 300,000,000 of notes issued on 5 February 2009.

(v)
Expenses incurred at the date these bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the Euro 300,000,000 tap executed in 2009; (ii) roundings in defining the coupon rate; and (iii) commissions. These expenses are recognised in earnings through the life of the bonds.

(vi)
In December 2009, Portugal Telecom has decided to repay these notes at par, exercising the issuer call included in the final terms of the notes.

(vii)
The amount issued was Euro 1,000,000,000, but the Company acquired in previous years certain of these bonds with a notional amount of Euro 120,500,000, which were cancelled in November 2004.

        As at 31 December 2009, the maximum possible nominal amount of outstanding notes issued under the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 4,400,000,000 were outstanding as at 31 December 2009, as detailed above.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

        Except for fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, the fair value of the remaining bonds issued was determined based on market information. As at 31 December 2009, the total fair value of bonds issued amounted to Euro 4,905 million (accounting for 50% of the fair value of bonds issued by Vivo Participações and Telemig).

35.3. Bank loans

        As at 31 December 2009 and 2008, bank loans are denominated in the following currencies:

	2009		2008
	Currency of the notional	Euro	Currency of the notional	Euro
	Euro
Euro	678,521,147	678,521,147	738,226,220	738,226,220
Brazilian Real	1,489,389,323	593,075,030	2,531,504,435	780,461,350
Other		167,211		231,078

		1,271,763,388		1,518,918,648

        In 2009, the Company secured two revolving credit facilities, each amounting to Euro 50 million with a maturity of one and two years, respectively.

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

        In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, which in 2009 was decreased to Euro 250 million. After having been extended in several occasions, as at 31 December 2009 this facility matures in February 2011.

        As at 31 December 2009, the Group had used an amount of Euro 200 million in connection with all the abovementioned standby facilities.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

        As at 31 December 2009, loans obtained from the European Investment Bank ("EIB") and KFW amounted to, respectively, Euro 471 million and Euro 2 million, maturing up to 2017. Additionally, the Company has entered into a loan agreement with the EIB amounting to Euro 100 million, which as at 31 December 2009 was not yet drawn down.

        As at 31 December 2009 and 2008, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2009	2008
Maximum	5.00%	5.00%
Minimum	1.02%	3.00%

        As at 31 December 2009, the fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 1,273 million.

35.4. Commercial paper

        In previous years, Portugal Telecom has entered into short-term commercial paper programmes, which as at 31 December 2009 amounted to a total of Euro 725,000,000, of which an amount of Euro 625,000,000 is underwritten. As at 31 December 2009, the Company was not using any amount under these programmes.

35.5. Other external loans

        In 2008, this caption is primarily related to the loans obtained by Vivo from Anatel in connection with the acquisition of the 3G licenses in April 2008 for a total amount of 600,614,250 Brazilian Reais (corresponding to the 50% share of Portugal Telecom), equivalent to Euro 227,247,163 (Notes 33 and 44.h), which includes the licenses acquired by Vivo, S.A. and by Telemig Celular. Vivo, S.A. and Telemig Celular paid upfront 10% of the total amount (60,061,425 Brazilian Reais) and had the option to repay the remaining 90% in December 2008 or use the financing of Anatel. In December 2008, Telemig Celular paid the remaining 90% of its debt (24,090,975 Brazilian Reais), while Vivo, S.A. used the financing of Anatel. During 2009, Vivo decided to make the early repayment of the total outstanding debt amounting to 516,461,850 Brazilian Reais (corresponding to the 50% share of Portugal Telecom), equivalent to Euro 186,623,491 (Note 44.h).

35.6. Commitments under the UMTS license

        In 2008, this caption corresponds to the present value of the payments related to the commitments assumed by TMN under the UMTS license, namely in connection with e-escolas programme, as explained in Note 33.

35.7. Leasings

        Financial leasing obligations recorded as at 31 December 2009 are mainly related to the lease of vehicles and buildings and to contracts for the acquisition of satellite capacity.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

35.8. Medium and long-term debt

        As at 31 December 2009, long-term debt matures on the following years:

Euro
2011	267,648,500
2012	1,622,759,309
2013	1,224,710,162
2014	866,404,357
2015 and following years	2,569,993,800

6,551,516,128

35.9. Covenants

        As at 31 December 2009, the Company had several covenants related to its indebtedness as follows:

  •
  Change in control

        The exchangeable bonds, the credit facilities amounting to Euro 1,315 million and the loans obtained from EIB totalling Euro 471 million as at 31 December 2009, grant the lenders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per. cent of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

        The Eurobonds amounting to Euro 1,000 million and Euro 750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit rating

        Certain loan agreements with the EIB, totalling Euro 236 million as at 31 December 2009, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from BBB- by S&P, Baa2 by Moody's and BBB by Fitch. In addition, the pricing conditions applicable to the commercial paper programmes may be revised in case the credit rating assigned to Portugal Telecom is changed.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

35. Debt (Continued)

  •
  Control/disposal of subsidiaries

        Certain credit facilities amounting to Euro 615 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Disposals of assets

        Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 471 million as at 31 December 2009 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial ratios

        Certain credit facilities amounting to Euro 815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling Euro 200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 1,111 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 80 million as at 31 December 2009, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

  •
  Negative Pledge

        The Global Medium Term Notes, the exchangeable bonds, the revolving credit facilities and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2009, the Company had fully complied with the covenants mentioned above.

36. Accounts payable

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Accounts payable-trade	738,472,863	792,592,855
Fixed asset suppliers	522,361,418	497,736,066
Accounts payable to employees	20,298,442	18,131,815
Other	53,994,654	63,842,045

	1,335,127,377	1,372,302,781

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

37. Accrued expenses

        As at 31 December 2009 and 2008, this caption consists of:

	2009	2008
	Euro
Supplies and external services	258,140,723	255,597,326
Interest expense(i)	186,865,070	154,308,452
Vacation pay and bonuses	110,481,588	107,776,432
Discounts to clients	32,492,296	47,812,293
Other(ii)	48,911,709	81,662,243

	636,891,386	647,156,746

(i)
As at 31 December 2009 and 2008, this caption included (a) Euro 3.2 million and Euro 20.9 million (Note 42), respectively, related to the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) Euro 1.5 million and Euro 8.5 million (Note 42), respectively, related to the fair value of interest rate and exchange rate derivatives held for trading by several Group companies.

(ii)
As at 31 December 2008, this caption included Euro 43.3 million related to the fair value of the exchange rate derivatives held for trading by Portugal Telecom (Note 42). These derivatives were settled in April 2009 for an amount of Euro 38 million (Note 44.j).

38. Deferred income

        As at 31 December 2009 and 2008 and 1 January 2008, this caption consists of:

	31 Dec 09	31 Dec 08 (restated)	1 Jan 08 (restated)
	Euro
Advance billings
Traffic	160,681,525	134,612,099	129,267,962
Penalties imposed to customers relating to violations of contracts	62,408,821	53,073,933	45,031,350
Customer retention programs (Notes 3.p and 4)(i)	43,677,105	57,229,629	45,894,085
Other advance billings	84,660,401	61,163,629	76,102,570
Other	66,350,081	56,543,078	35,654,585

	417,777,933	362,622,368	331,950,552

(i)
This caption is related to deferred revenues in connection with loyalty programmes operated by the Group, which are recognised as revenue when award credits are redeemed.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments

        During the years 2009 and 2008, the movements in this caption were as follows:

	Balance 31 Dec 2008	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2009
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	368,186,993	99,956,219	(25,188,352)	22,483,839	(67,760,493)	397,678,206
For inventories (Note 27)	23,630,621	18,474,232	(4,124,484)	1,791,679	19,388	39,791,436
For investments (Note 31 and 32)	38,060,349	2,821,365	(920,805)	933,628	(7,800,876)	33,093,661

	429,877,963	121,251,816	(30,233,641)	25,209,146	(75,541,981)	470,563,303

Provisions for risks and costs
Litigation (Note 46)	53,802,708	33,600,030	(2,196,321)	13,904,028	(29,341,138)	69,769,307
Taxes	37,499,364	5,288,777	(5,070,763)	2,871,235	(2,618,828)	37,969,785
Other	77,718,434	6,713,813	(8,354,612)	3,090,929	(6,462,001)	72,706,563

	169,020,506	45,602,620	(15,621,696)	19,866,192	(38,421,967)	180,445,655

	598,898,469	166,854,436	(45,855,337)	45,075,338	(113,963,948)	651,008,958

	Balance 1 Jan 08 (restated)	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 31 Dec 2008
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	367,779,073	5,760,673	105,316,822	(9,015,410)	(24,933,254)	(76,720,911)	368,186,993
For inventories (Note 27)	16,376,372	3,211,752	8,342,550	(2,653,526)	(1,028,321)	(618,206)	23,630,621
For investments (Note 31and 32)	36,764,298	—	1,079,696	(93,755)	310 110	—	38,060,349

	420,919,743	8,972,425	114,739,068	(11,762,691)	(25,651,465)	(77,339,117)	429,877,963

Provisions for risks and costs
Litigation (Note 46)	69,484,102	1,981,604	33,764,180	(13,086,125)	(14,327,660)	(24,013,393)	53,802,708
Taxes	34,750,952	962	12,033,158	(1,044,095)	(2,317,855)	(5,923,758)	37,499,364
Other	82,556,819	5,137,911	4,105,937	(7,547,741)	(11,583,745)	5,049,253	77,718,434

	186,791,873	7,120,477	49,903,275	(21,677,961)	(28,229,260)	(24,887,898)	169,020,506

	607,711,616	16,092,902	164,642,343	(33,440,652)	(53,880,725)	(102,227,015)	598,898,469

        The changes in the consolidation perimeter in 2008 correspond to the impact of the consolidation of Telemig in 1 April 2008, including provisions for risks and costs amounting to Euro 7,120,477 (Note 2).

        Foreign currency translation adjustments in 2009 are basically related to the appreciation of the Real against the Euro (from 3.2436 as at 31 December 2008 to 2.5113 as at 31 December 2009), while

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

in 2008 are primarily explained by the depreciation of the Real against the Euro (from 2.5963 as at 31 December 2007 to 3.2436 as at 31 December 2008).

        As at 31 December 2009 and 2008, the caption "Provisions for risks and costs" was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

	2009	2008
	Euro
Current provisions
Litigation (Note 46.2)	45,774,534	35,788,673
Taxes (Note 46.3)	27,679,316	28,192,958
Other	4,362,015	8,232,449

	77,815,865	72,214,080

Non-current provisions
Litigation (Note 46.2)	23,994,773	18,014,035
Taxes (Note 46.3)	10,290,469	9,306,406
Other	68,344,548	69,485,985

	102,629,790	96,806,426

	180,445,655	169,020,506

        As at 31 December 2009 and 2008, the caption "Provisions for risks and costs—Other", consists of:

	2009	2008
	Euro
Assets retirement obligation (Note 3.g)	61,242,869	63,763,188
Negative financial investments (Note 31)(i)	4,672,403	4,484,583
Other	6,791,291	9,470,663

	72,706,563	77,718,434

(i)
This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Note 2.a).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        The increases in provisions and adjustments in 2009 and 2008 were recognised in the Consolidated Income Statement as follows:

	2009	2008
	Euro
Provisions and adjustments	133,881,903	145,691,588
Income taxes (Notes 19 and 28)	3,200,341	7,979,930
Costs of products sold (Note 11)	5,730,163	7,385,304
Equity in losses of affiliated companies	1,208,928	1,703,237
Other	22,833,101	1,882,284

	166,854,436	164,642,343

        The decreases in these captions in 2009 and 2008 were recognised in the Consolidated Income Statement as follows:

	2009	2008
	Euro
Provisions and adjustments	32,950,654	28,666,131
Costs of products sold (Note 11)	3,186,095	2,611,552
Income taxes (Notes 19 and 28)	4,634,805	424 089
Other	5,083,783	1,738,880

	45,855,337	33,440,652

        In 2009 and 2008, the profit and loss caption "Provisions and adjustments" consists of:

	2009	2008
	Euro
Increases in provisions and adjustments for doubtful receivables and other	133,881,903	145,691,588
Decreases in provisions and adjustments for doubtful receivables and other	(32,950,654)	(28,666,131)
Direct write-off of accounts receivable	3,503,821	4,867,075
Collections from accounts receivable which were previously written-off	(2,627,971)	(3,110,264)

	101,807,099	118,782,268

        The amount in the column "Other movements" under the caption "Adjustments for doubtful accounts receivable" relates mainly to the write-off of balances previously fully provided for.

        In the caption of "Provisions for risks and costs—Litigation", the reductions in column "Other" in 2009 and 2008 are primarily related to the unfavourable resolution of certain legal actions against Vivo.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

40. Other current and non-current liabilities

        As at 31 December 2009 and 2008, these captions consist of:

	2009	2008
	Euro
Other current liabilities
Dividends payable(i)	72,421,302	13,158,426
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	20,201,231	55,479,811
Other(ii)	49,748,311	38,382,208

	142,370,844	107,020,445

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	276,544,156	441,821,002
Fair value of derivative financial instruments (Note 42)	4,204,918	3,555,907
Other(iii)	13,356,378	43,386,523

	294,105,452	488,763,432

(i)
This caption is mainly related to unpaid dividends attributed by Brasilcel's subsidiaries, with the increase in 2009 being explained by the dividends attributed by Vivo Participações in December 2009 amounting to R$ 730 million, of which R$ 297 million (Euro 59 million) attributable to minority interests.

(ii)
As at 31 December 2009 and 2008, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with reverse stock splits undertaken in previous years. According to these transactions, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognised the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts.

(iii)
This caption includes primarily accrued expenses related to interest and other financial expenses in connection with certain loans obtained by Vivo, which are payable in more than 12 months. The decrease in 2009 is primarily explained by the repayment of the loans obtained from Anatel in 2008 for the acquisition of 3G licenses (Note 35).

41. Shareholders' Equity

41.1. Share capital

        As approved at the Shareholders' Meeting of 27 April 2007 and for the purposes of the completion of the share buyback programme (Note 41.2):

  •
  On 24 March 2008 Portugal Telecom reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares with a notional amount of Euro 711,917,017.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

  •
  On 10 December 2008 Portugal Telecom reduced its share capital in the amount of Euro 1,382,480 through the cancellation of 46,082,677 treasury shares with a notional amount of Euro 337,828,601.

        As a result of the operations mentioned above, Portugal Telecom's fully subscribed and paid share capital as at 31 December 2009 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents each, with the following distribution:

  •
  896,512,000 Ordinary Shares; and

  •
  500 Class A Shares.

        The following matters may not be approved at a General Shareholders' Meeting against the majority of the votes corresponding to Class A Shares:

  •
  Authorization for the acquisition of Ordinary Shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with Portugal Telecom;

  •
  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

  •
  Issuance of bonds or other securities, determination of the value of issuance of such securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

  •
  Resolutions on the application of the financial year results, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

  •
  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Chartered Accountant;

  •
  Approval of the general goals and fundamental principles of the Company's policies;

  •
  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and sales;

  •
  Moving the Company's registered office.

        In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

        The Company's Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the class A shares.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

41.2. Treasury shares

        As at 31 December 2009 and 2008, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35).

        During 2008, the movements in this caption were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value (Note 35)
	Euro
Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913
Acquisition through equity swaps over treasury shares	114,684,571	3,440,537	901,197,995	904,638,532
Cancellation of treasury shares in March 2008 (Note 41.1)	(83,204,823)	(2,496,145)	(709,420,872)	(711,917,017)
Cancellation of treasury shares in December 2008 (Note 41.1)	(46,082,677)	(1,382,480)	(336,446,121)	(337,828,601)

Balance as at 31 December 2008 and 2009	20,640,000	619,200	177,452,627	178,071,827

41.3. Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalised or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2009, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

41.4. Reserve for treasury shares

        The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2009, this reserve was related to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

41.5. Other reserves and accumulated earnings

        During the years 2009 and 2008, the movements in these captions were as follows:

	Balance 31 Dec 08 (restated)	Comprehensive income	Dividends (Note 22)	Corporate reestructuring at Vivo (Note 2)	Other movements(ii)	Balance 31 Dec 09
	Euro
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1, 9.2, 9.3 and 9.7)	(1,960,169,943)	164,773,415	—	—	—	(1,795,396,528)
Cumulative foreign currency translation adjustments and other(i)	240,750,206	668,879,348	—	—	—	909,629,554
Hedge accounting of financial instruments	(1,899,997)	(773,672)	—	—	—	(2,673,669)

	(1,721,319,734)	832,879,091	—	—	—	(888,440,643)
Tax effect	520,153,359	(43,459,932)	—	—	—	476,693,427

	(1,201,166,375)	789,419,159	—	—	—	(411,747,216)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 34)	1,075,033,022	—	—	—	(107,338,582)	967,694,440
Tax effect	(284,346,234)	12,116,738	—	—	26,643,191	(245,586,305)

	790,686,788	12,116,738	—	—	(80,695,391)	722,108,135

Total income, expenses and reserves recognized directly in equity	(410,479,587)	801,535,897	—	—	(80,695,391)	310,360,919
Retained earnings and other reserves	203,838,888	—	72,473,431	103,641,467	80,695,391	460,649,177
Net income attributable to equity holders of the parent	576,100,119	683,931,019	(576,100,119)	—	—	683,931,019

	369,459,420	1,485,466,916	(503,626,688)	103,641,467	—	1,454,941,115

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q)), and is primarily related to Portugal Telecom's investment in Brazil, whose positive accumulated currency translation adjustments amounted to Euro 953 million as at 31 December 2009, mainly related to the investment in Vivo. This effect is partially offset by negative accumulated currency translation adjustments related to Portugal Telecom's investments exposed to the US Dollar currency, namely Unitel, MTC and Timor Telecom.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

(ii)
These movements correspond to the transfer of the revaluation reserve to retained earnings and the related tax effect, following the recognition in the Consolidated Income Statement of the amortisation of the assets revalued.

	Balance 1 Jan 08 (restated)	Comprehensive income	Dividends (Note 22)	Acquisition of treasury shares through equity swaps	Balance 31 Dec 08 (restated)
	Euro
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1, 9.2, 9.3 and 9.7)	(1,365,360,771)	(594,809,172)	—	—	(1,960,169,943)
Cumulative foreign currency translation adjustments and other	839,593,851	(598,843,645)	—	—	240,750,206
Hedge accounting of financial instruments	(617,041)	(1,282,956)	—	—	(1,899,997)

	(526,383,961)	(1,194,935,773)	—	—	(1,721,319,734)
Tax effect	362,188,945	157,964,414	—	—	520,153,359

	(164,195,016)	(1,036,971,359)	—	—	(1,201,166,375)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 34)	—	1,075,033,022	—	—	1,075,033,022
Tax effect	—	(284,346,234)	—	—	(284,346,234)

	—	790,686,788	—	—	790,686,788

Total income, expenses and reserves recognized directly in equity	(164,195,016)	(246,284,571)	—	—	(410,479,587)
Retained earnings and other reserves	1,786,785,390	576,100,119	(533,200,884)	(1,049,745,618)	779,939,007

	1,622,590,374	329,815,548	(533,200,884)	(1,049,745,618)	369,459,420

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

        The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom's Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Foreign currency exchange rate

        Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        As at 31 December 2009, the net exposure (assets minus liabilities, net of minority interests) to Brazil amounted to R$ 7,875 million (Euro 3,136 million at the Euro/Real exchange rate as at 31 December 2009).

        The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in currencies different from the Group companies' functional currencies. As at 31 December 2009, these risks were basically related to:

  •
  Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 21 million (Euro 15 million), for which Portugal Telecom has contracted an exchange and interest rate derivative;

  •
  Debt denominated in US Dollars contracted by Vivo amounting to US$ 207 million (Euro 144 million), for which Vivo has contracted exchange and interest rate derivatives, which hedged 100% of the debt at that date;

  •
  Debt denominated in Japanese Yens contracted by Vivo amounting to ¥ 669 million (Euro 5 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of the debt at that date;

        The effects of hypothetical changes of relevant risk variables on income statement and shareholders' equity of Portugal Telecom are as follows:

  •
  The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1, from 2.51 to 2.41 (2.61), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2009 by approximately Euro 130 million (Euro 120 million);

  •
  Most non-derivative financial assets and liabilities are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

Interest rate

        Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil. With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

        As at 31 December 2009, 79.8% of the Company's debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates, while the remaining 20.2% is exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

31 December 2009, net interest expenses would have been higher (lower) by an amount of approximately Euro 13 million (Euro 13 million), as the debt exposed to changes in market interest rates is offset by the cash and cash equivalents which are also exposed to changes in market interest rates.

        The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal was to hedge currency or interest rate risk. If the relevant market interest rates had been higher (lower) by 1% during the year ended 31 December 2009, interest expenses net of interest income in respect of these instruments would have been higher (lower) by an amount of approximately Euro 1 million (Euro 1 million).

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

        Adjustments for accounts receivable are computed taking into consideration primarily: (a) the risk profile of the customer, whether it is a corporate customer, a residential customer or a telecommunications operator; (b) the aging of the receivables, which differs from business to business; (c) the financial condition of the customers; and (d) the market risk where the customer is located.

        The movement of these adjustments for the years ended 31 December 2009 and 2008 is disclosed in Note 39. As at 31 December 2009, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

        As at 31 December 2009, the Group's accounts receivables neither adjusted nor deferred which were already due with maturities above one hundred and eighty days amounted to approximately Euro 113 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom's policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risk

        These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom believes that the group is able to meet its obligations.

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2009, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom's underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom's committed standby facilities amounted to Euro 2,864 million. As at 31 December 2009, Vivo had cash amounting to Euro 296 million. The average maturity of Portugal Telecom's net debt as at 31 December 2009 is 6.6 years.

        The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to shareholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the abovementioned classes of the capital structure.

        As at 31 December 2009, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity decreased to 70.0%, from 82.5% as at 31 December 2008. The equity plus long-term debt to total assets ratio increased from 41.1% to 60.3% as at 31 December 2009.

        The main contractual obligations are those related to indebtedness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 13) and unconditional purchase obligations.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

The following table presents Portugal Telecom's expected contractual obligations and commercial commitments as at 31 December 2009, on a consolidated basis:

	Total	2010	2011	2012	2013	2014	More than five years
	Euro
Indebtedness	7,046.0	494.5	267.6	1,622.8	1,224.7	866.4	2,570.0
Interest on indebtedness(i)	2,230.5	375.7	352.5	335.9	272.1	198.2	696.1
Post retirement benefits payments(ii)	2,072.5	222.5	209.0	195.9	183.4	172.2	1,089.6
Operating lease obligations	951.7	195.2	163.1	150.5	146.4	143.4	153.1
Unconditional financial commitments(iii)	255.4	253.2	1.1	1.1	—	—	—

Total contractual obligations	12,556.1	1,541.1	993.3	2,306.1	1,826.7	1,380.1	4,508.8

(i)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's indebtedness as at 31 December 2009 and on its assumptions regarding interest rates on its floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates.

(ii)
These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, we have assumed a linear contribution over the coming years. The total amount differs from the net accrued post retirement liability recognised in the consolidated Consolidated Statement of Financial Position primarily because this amount is related to the discounted unfunded obligations.

(iii)
As described in Note 43, unconditional purchase obligations are basically related to contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments).

        In addition, Portugal Telecom has also committed to pay a dividend of Euro 57.5 cents in 2010 relating to fiscal year 2009, in connection with the announced shareholder remuneration package. The payment of these dividends is subject to approval at the next Annual General Meeting, amounting up to Euro 504 million.

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

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Hedging financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 for classification as hedging instruments. As at 31 December 2009 and 2008, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo's financial instruments):

31 Dec 2009				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	202.2	EUR Interest rate swaps	2.7	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	287.8	Currency swaps USD/BRL	4.6	Eliminate the risk of exchange rate fluctuations in loans
Vivo	10.1	Currency swaps JPY/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
MTC	2.5	USD/NAD Forwards	0.1	Eliminate the risk of exchange rate fluctuations in USD expenses

31 Dec 2008				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	34.3	EUR Interest rate swaps	2.9	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	368.6	Currency swaps USD/BRL	4.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	409.0	Currency swaps JPY/BRL	0.4	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Financial instruments held for trading

        As at 31 December 2009 and 2008, Portugal Telecom had contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (amounts in millions of euros, including 100% of Vivo's financial instruments):

31 Dec 2009				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	34.4	EUR Interest rate swaps	1.7	Previous fair value hedges
Portugal Telecom	14.8	Currency swaps EUR/USD	1.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	0.8	Currency swaps USD/BRL	0.8	Previous fair value hedges
Vivo	72.5	BRL Interest rate swaps	2.0	Hedge changes in fair value of loans due to changes in benchmark interest rate

31 Dec 2008				Euro million
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Portugal Telecom	44.4	EUR interest rate swaps	4.0	Previous fair value hedges
Portugal Telecom	22.9	Currency swaps EUR/USD	3.0	Eliminate the risk of exchange rate fluctuations in loans
Portugal Telecom	200.0	EUR Call / USD Put	0.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	0.4	Currency swap EUR/USD	0.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	1.8	Currency swaps USD/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	103.3	BRL Interest rate swaps	1.0	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	13.2	Currency swaps USD/BRL	1.5	Eliminate the risk of exchange rate fluctuations in loans

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Fair value of derivative financial instruments

        The movement in the fair value of derivatives during 2009 and 2008 was as follows (amounts in millions of euros):

		Fair value adjustment
	Balance 31 Dec 2008	Income	Reserves	Additions and settlements	Foreign currency translation adjustments and other	Balance 31 Dec 2009
	Euro million
Fair value hedges
Exchange rate and interest rate(i)	79.7	(82.2)	—	(11.5)	18.9	4.9
Exchange rate	—	(0.3)	—	—	(0.1)	(0.3)
Derivatives held for trading
Exchange rate	(43.3)	5.7	—	37.6	—	—
Exchange rate and interest rate	(16.0)	(6.5)	—	12.6	3.1	(6.8)
Interest rate	(0.3)	2.1	—	—	0.8	2.6
Cash flow hedges
Interest rate	(1.0)	(1.8)	(0.8)	1.6	—	(2.0)

	19.1	(83.0)	(0.8)	40.4	22.8	(1.5)

(i)
As at 31 December 2009, these derivatives, which were entered into by Vivo, had an average maturity of 1.1 years.

		Fair value adjustment
	Balance 31 Dec 2007	Change in consolidation perimeter	Income	Reserves	Additions and settlements	Foreign currency translation adjustments and other	Balance 31 Dec 2008
	Euro million
Fair value hedges
Exchange rate and interest rate	(83.2)	(17.8)	94.0	—	99.8	(13.1)	79.7
Derivatives held for trading
Exchange rate	(46.5)	—	3.2	—	—	—	(43.3)
Exchange rate and interest rate	(24.5)	—	4.7	—	4.5	(0.7)	(16.0)
Interest rate	0.8	—	0.4	—	—	(1.6)	(0.3)
Cash flow hedges
Interest rate	(0.6)	—	0.0	(1.3)	(0.2)	1.0	(1.0)

	(154.1)	(17.8)	102.5	(1.3)	104.1	(14.3)	19.1

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        In 2009 and 2008, the fair value adjustments related to derivatives were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

	2009				2008
	Net interest expense	Net foreign currency exchange losses/(gains)	Net losses/ (gains) on financial assets (Note 17)	Total	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 17)	Total
	Euro million
Fair value hedges
Exchange rate and interest rate	13.9	68.3	—	82.2	35.2	(125.7)	(3.6)	(94.0)
Exchange rate	—	0.3	—	0.3	—	—	—	—
Derivatives held for trading
Exchange rate	—	—	(5.7)	(5.7)	—	—	(3.2)	(3.2)
Exchange rate and interest rate	—	6.5	—	6.5	—	(2.4)	(2.3)	(4.7)
Interest rate	(1.8)	—	(0.3)	(2.1)	—	—	(0.4)	(0.4)
Cash flow hedges
Interest rate	1.6	—	0.2	1.8	(0.2)	—	0.2	(0.0)

	13.8	75.0	(5.8)	83.0	35.0	(128.1)	(9.4)	(102.5)

        As at 31 December 2009, the derivatives contracted by the Company recognised at fair value were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

	Assets	Liabilities
	Short term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
	Euro million
Fair value hedges
Exchange rate and interest rate	—	8.2	(3.2)	—	4.9
Exchange rate	—	—	(0.3)	—	(0.3)
Derivatives held for trading
Exchange rate	—	—	—	—	—
Exchange rate and interest rate	—	(5.2)	(1.5)	—	(6.8)
Interest rate	4.8	—	—	(2.2)	2.6
Cash flow hedges
Interest rate	—	—	—	(2.0)	(2.0)

	4.8	2.9	(5.1)	(4.2)	(1.5)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        As at 31 December 2008, the derivatives contracted by the Company recognised at fair value were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

	Assets	Liabilities
	Short term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
	Euro million
Fair value hedges
Exchange rate and interest rate	—	100.7	(20.9)	—	79.7
Derivatives held for trading
Exchange rate	—	—	(43.3)	—	(43.3)
Exchange rate and interest rate	—	(7.5)	(8.5)	—	(16.0)
Interest rate	2.2	—	—	(2.5)	(0.3)
Cash flow hedges
Interest rate	—	—	—	(1.0)	(1.0)

	2.2	93.1	(72.7)	(3.6)	19.1

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

42.3. Other disclosures on financial instruments

        The carrying amounts of each of the following categories, as defined in IAS 39, were recognised as follows (amounts in millions of euros):

Caption	2009	2008
	Euro million
Financial assets carried at amortised cost
Cash and cash equivalents	1,449.5	1,010.7
Short-term investments (Note 24)	26.9	52.9
Accounts receivable—trade (Note 25)	1,401.5	1,248.0
Accounts receivable—other(i)	150.9	190.2
Other current and non-current assets—QTE transactions (Note 30)	296.7	497.3
Investments in group companies—loans (Note 31)	23.6	98.6

	3,349.0	3,097.7

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities)—interest rate derivatives—cash flow hedges (Note 42.2)	(2.0)	(1.0)
Bank loans—exchange and interest rate derivatives—fair value hedges (Note 42.2)(ii)	2.9	93.1
Accrued expenses—exchange and interest rate derivatives—fair value hedges (Note 42.2)	(3.2)	(20.9)

	(2.3)	71.2

Financial liabilities carried at amortised cost
Debt—exchangeable bonds (Note 35)	705.6	697.3
Debt—bonds (Note 35)	4,776.3	3,284.1
Debt—bank loans(ii)	1,274.7	1,612.1
Debt—other loans (Note 35)	0.0	807.9
Debt—UMTS license (Note 35)	—	79.4
Debt—equity swaps on treasury shares (Note 35)	178.1	178.1
Accounts payable (Note 36)	1,335.1	1,372.3
Accrued expenses	632.1	574.4
Other current liabilities	122.2	51.5

	9,024.1	8,657.1

Derivatives held for trading
Accrued expenses—Exchange rate and interest rate derivatives (Note 42.2)	1.5	8.5
Accrued expenses—Exchange rate derivatives (Note 42.2)	—	43.3
Other non-current liabilities—Interest rate derivatives (Note 42.2)	2.2	2.5

	3.7	54.4

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 35)	114.3	130.2
Other current and non-current liabilities—QTE transactions (Note 40)	296.7	497.3

	411.0	627.5

(i)
The Consolidated Statement of Financial Position caption "Accounts receivable—other" includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)
Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        Except for debt, the fair value of which is disclosed in Note 35, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

  •
  Except for fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by paragraph 27A of IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

  •
  For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For the liability related to equity swaps on treasury shares, the fair value of these instruments, which amounted to Euro 5.7 million as at 31 December 2009, was determined externally based on the differecen between the exercise price of these equity swaps and Portugal Telecom's stock price as of that date, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For derivatives contracted in Portugal, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For derivatives contracted in Brazil and for other loans contracted in Brazil and in Portugal, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above.

        Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally is related to the discount rate, which for financial instruments contracted in Portugal with maturities between 1 month and 10 years vary between 1% and 5% and for those contracted in Brazil with maturities between 1 month and 6 years vary between 9% and 13%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

43. Guarantees and financial commitments

        As at 31 December 2009, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro
Bank guarantees and other guarantees given to Tax Authorities	114,207,845
Bank guarantees given to courts for outstanding litigation	1,608,378
Bank guarantees given to other entities:
On behalf of TMN	2,157,210
On behalf of PT Comunicações	15,575,808
Other bank guarantees	11,472,040
Comfort letters given to other entities	2,405,803

Total	147,427,084

        Bank guarantees and other guarantees given to tax authorities include Euro 78 million related to the tax assessments received by Portugal Telecom regarding the years 2004 and 2005, where the main issue raised by the tax authorities is mainly related to the deductibility of certain financial costs incurred in those years, as explained in Note 46.3.

        Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which are mainly related to the payment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way; and (2) Anacom, which are mainly related to an open contest for granting the right of use national frequencies for the television service.

        As at 31 December 2009, the Group assumed financial commitments to suppliers for the acquisition of fixed assets and inventories amounting to Euro 252 million, in addition to those recorded in the financial statements.

        As at 31 December 2009, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

—Guarantees in favor of European Investment Bank	154,285,714
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	1,836,049

        Under the cross-border lease transactions entered into by TMN and PT Comunicações (Notes 30 and 40), the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee (the entity that financed the operation). As at 31 December 2009, the total drawing amount under these letters of credit is US$ 48,527,056, equivalent to Euro 33,685,309 at the exchange rate prevailing at year end.

        As at 31 December 2009, Portugal Telecom had bank deposits amounting to Euro 3 million, the use of which was restricted due to the cross-border lease transactions entered into by the Group (Note 34). Other subsidiaries also had restrictions to the use of certain bank deposits totalling Euro 3 million as at 31 December 2009. As at the same date, Vivo had tangible assets and financial

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

43. Guarantees and financial commitments (Continued)

applications given as guarantees for legal proceedings that amounted to Euro 17 million and Euro 8 million, respectively (corresponding to the 50% share of Portugal Telecom).

44. Consolidated Statement of Cash Flows

(a)
In 2009, the reduction in the caption "Payments relating to income taxes" is primarily related to the domestic operations, as the last installment of income taxes related to 2007 paid in May 2008 (Euro 64 million) compares to an amount received in September 2009 (Euro 11 million), as payments on account made during 2008 were higher than the tax payable. In addition, payments on account made in 2008 (Euro 124 million) were higher than those made in 2009 (Euro 108 million). The increase in 2008 is primarily explained by the full utilisation of tax losses carriedforward from Portugal Telecom's tax consolidation group at the end of 2006, leading to lower payments on account made in 2007 as compared to 2008, and also to higher payments at Vivo in connection with the improvement in its results.

(b)
The caption "Payments relating to indirect taxes and other" includes primarily payments related to the expenses recorded in the caption "Indirect taxes" (Note 14) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal. The reduction occurred in this caption in 2009 is basically explained by a decrease in payments of Value-Added Tax in Portugal.

(c)
These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash receipts decreased to Euro 26,065,906 in 2009, as compared to Euro 1,117,360,042 in 2008, because as the maturity of most of these applications was reached during 2008 they were converted into cash and cash equivalents, which also explains the higher levels of cash receipts and payments related to short-term financial applications in 2008. This also explains the increase occurred in 2008, from net cash receipts of Euro 364,940,527 in 2007.

(d)
During the years ended 31 December 2009, 2008 and 2007, cash receipts resulting from financial investments were as follows:

	2009	2008	2007
	Euro
Médi Télécom (Notes 1, 7 and 31)	400,000,000	—	—
Banco BEST (Note 31)	—	16,000,000	—
Africatel (Note 17)	—	13,426,862	116,999,817
BES (Note 17)	—	—	110,318,600
Telefónica (Note 17)	—	—	5,107,941
Other	1,660,387	2,954,086	7,220,548

	401,660,387	32,380,948	239,646,906

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

44. Consolidated Statement of Cash Flows (Continued)

(e)
During the years ended 31 December 2009, 2008 and 2007, cash receipts resulting from dividends were as follows:

	2009	2008	2007
	Euro
Unitel(i)	121,408,615	—	72,949,311
CTM	17,967,803	15,912,135	16,222,842
Páginas Amarelas	—	2,008,000	2,434,000
Other	787,738	1,255,472	3,193,767

	140,164,156	19,175,607	94,799,920

(i)
In 2009, this caption includes the dividends received from Unitel related to its earnings of 2007 and 2008 amounting to Euro 61 million (US$ 80 million—Note 26) and Euro 60 million (US$ 90 million—Note 26), respectively. In 2007, this caption includes the dividends received from Unitel related to its earnings of 2006 and 2005 amounting to Euro 46 million and Euro 27 million, respectively
(f)
In 2007, the caption "Cash receipts resulting from other investing activities" includes mainly Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 42) and Euro 32,188,194 related to the cash settlement of equity swaps over Portugal Telecom's treasury shares (Note 17).

(g)
In 2009, payments resulting from financial investments include an amount of Euro 4,500,000 (Note 31) related to an advance for the acquisition of Reti—Rede Teledifusora Independente, SA.

In 2008, payments resulting from financial investments include a total amount of Euro 517,006,925 (Note 2) related to the acquisition of Telemig, net of an amount of Euro 170,803,876 (Note 2) related to the cash and cash equivalents of Telemig as at 1 April 2008, the date on which this company was included for the first time in the consolidation perimeter.

(h)
These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 97,055,111. As detailed in Note 35, cash receipts from loans obtained include primarily (1) the Eurobonds issued by PT Finance during 2009 (Euro 2,050 million), (2) the non-convertible bonds issued by Vivo Participações in January and October 2009 (Euro 184 million) and (3) the floating rate notes issued by PT Finance in July 2009 (Euro 250 million). Cash payments from loans repaid include basically the repayments of: (1) the Eurobond issued by PT Finance in 1999 (Euro 880 million); (2) the commercial paper outstanding as at 31 December 2008 (Euro 649 million); (3) the floating rate notes issued by PT Finance in December 2008 (Euro 200 million); (4) the loan obtained from Anatel in connection with the acquisition of 3G licenses (Euro 187 million); and (5) the bonds issued by Vivo Participações in 2003 (Euro 94 million).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

44. Consolidated Statement of Cash Flows (Continued)

  In 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 790,191,787, and included primarily: (1) Euro 200 million and Euro 50 million related to the floating rate notes issued by PT Finance during 2008 (Note 35); (2) Euro 324,937,659 related to the increase in the commercial paper outstanding at year-end; and (3) Euro 227,247,163 (Note 35) related to the loaned obtained by Vivo from Anatel related to the 3G licenses acquired in April 2008.

  In 2007, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 223,459,521.

(i)
In 2009, this caption relates basically to the contribution of the minority shareholders to the share capital increase occurred at Vivo Participações in February 2009.

(j)
Cash receipts resulting from other financing activities in 2009 and cash payments resulting from other financing activities in 2008 and 2007 relate primarily to the settlement of cross currency derivatives by Vivo. Cash payments resulting from other financing activities in 2009 include an amount of Euro 38 million (Note 37) related to the settlement of exchange rate derivatives held for trading by Portugal Telecom.

(k)
The detail of dividends paid during the years ended 31 December 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Euro
Portugal Telecom (Note 22)	503,626,688	533,200,884	516,506,816
Vivo	47,914,412	8,728,728	—
Cabo Verde Telecom	14,104,445	10,166,333	7,519,738
MTC	10,629,021	18,607,326	12,275,947
Africatel	5,100,000	—	11,225,634
Other	7,141,587	3,910,662	5,198,833

	588,516,153	574,613,933	552,726,968

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

45. Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2009 and 2008 and transactions occurred during 2009 and 2008 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom in Vivo) are as follows:

	Accounts receivable		Accounts payable		Loans granted
Company	2009	2008	2009	2008	2009	2008
	Euro
Vivo	21,457,605	20,274,591	482,948	584,750	—	—
Other international companies:
Unitel(i)	54,117,992	70,408,010	6,336,992	5,535,356	—	—
Médi Télécom(ii)	936,701	6,759,993	412,915	928,306	—	75,592,524
Multitel	5,311,686	4,354,231	420,208	333,353	892,378	918,459
CTM	223,513	345,734	61,075	109,829	—	—
Other	1,991,467	2,368,170	482,915	710,472	73,849	76,444
Domestic companies:
Páginas Amarelas	6,329,784	4,615,079	23,568,950	35,578,320	—	—
Caixanet	256,076	1,090,811	—	—	—	—
PT-ACS	469,509	5,235,755	540,364	1,031,713	—	—
Sportinveste Multimédia	880,605	639,844	404,519	—	35,318,668	35,318,668
Other	8,741,400	12,823,802	936,785	2,981,140	7,249,389	7,047,439

	100,716,338	128,916,020	33,647,671	47,793,239	43,534,284	118,953,534

(i)
Accounts receivable from Unitel as at 31 December 2009 and 2008 include dividends amounting to US$ 60 million and US$ 80 million, respectively (Note 26).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

(ii)
The reductions in accounts receivable and loans granted are related to the disposal of this investment in Médi Télécom, as mentioned in Note 31.

	Costs		Revenues		Interest charged
Company	2009	2008	2009	2008	2009	2008
	Euro
Vivo	1,481,178	—	57,332,872	57,199,275	—	—
Other international companies:
Unitel	11,666,558	10,871,577	19,151,798	13,452,814	8,951	26,076
Médi Télécom	4,146,157	5,990,222	6,232,865	11,727,778	3,151,552	3,107,028
Multitel	206,554	—	1,044,045	486,282	—	—
CTM	176,506	134,814	439,398	1,315,254	—	—
Other	2,055,049	2,146,008	651,914	1,483,067	—	36,331
Domestic companies:
Páginas Amarelas	57,416,758	64,728,006	3,631,198	2,998,932	—	—
PT-ACS	4,642,683	4,117,431	610,559	591,055	—	—
Sportinveste Multimédia	1,235,366	1,208,172	103,861	240,153	179,660	319,746
Caixanet	340,317	144,811	6,244,822	11,099,463	—	—
Other	1,684,042	1,118,570	20,190,587	25,164,377	94,619	137,643

	85,051,168	90,459,611	115,633,919	125,758,450	3,434,782	3,626,824

        The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies and jointly controlled entities are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

  •
  Call centre services rendered by Dedic to Vivo;

  •
  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações' telephone directories, as well as selling advertising space in the directories.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

occurred during 2009 and balances as at 31 December 2009 between Portugal Telecom and its major shareholders are as follows (including VAT):

Company	Sales and services rendered by Portugal Telecom	Supplies and services provided to Portugal Telecom	Net interest received	Accounts receivable	Accounts payable
	Euro
Caixa Geral de Depósitos	32,389,249	4,921,439	(1,207,979)	7,668,654	104,510
BES	25,113,097	23,772,697	13,083,960	1,401,703	3,390,421
Visabeira	6,235,195	87,905,819	—	2,526,046	10,098,278
Controlinveste	3,382,434	40,619,069	—	1,677,799	7,413,145
Ongoing	1,006,132	2,786,303	—	47,958	647,346
Barclays	353,313	3,767	(11,882,534)	195,434	—

	68,479,420	160,009,094	(6,553)	13,517,594	21,653,700

        The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

        In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica's share capital and Telefónica to acquire up to 10% of Portugal Telecom's share capital. As at 31 December 2009, Telefónica held 10.0% of Portugal Telecom's share capital.

        Portugal Telecom entered into a Shareholders' Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

        Pensions and healthcare funds, which were incorporated to cover the Company's post retirement benefits plans (Note 9), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 31 December 2009, the total exposure of these investments to Portugal Telecom, Telefónica, BES and Ongoing was Euro 343 million, Euro 174 million, Euro 142 million and Euro 77 million, respectively (Note 9).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

c)     Other

        During the years ended 31 December 2009 and 2008, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

	2009		2008
	Fixed	Variable	Fixed	Variable
	Euro
Executive board members	3,280,064	2,247,571	2,880,269	3,336,953
Non-executive board members	1,454,888	—	1,323,867	—
Supervisory board	589,708	—	581,714	—

	5,324,660	2,247,571	4,785,850	3,336,953

        The Executive Committee included five executive board members during 2008 and as from April 2009 includes seven executive board members. Following the changes in corporate governance occurred in the second quarter of 2008, the Chairman no longer has the function of Chief Executive Officer.

        Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognises an accrual for the annual and multi-annual variable remuneration. At the end of the term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3,799,101 of multi-annual variable remuneration.

        In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilised in their daily functions, in connection with a policy defined for the Group. As at 31 December 2009, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was not in place any share based payment programme or termination benefit of the type described in Note 9.

        During the years ended 31 December 2009 and 2008, fixed remuneration of key employees of Portugal Telecom's management amounted to Euro 7,039,592 and Euro 7,621,652, respectively, and variable remuneration amounted to Euro 4,057,038 and Euro 3,521,633, respectively.

        Thirteen of our key employees also participate in the PT Comunicações pension plan. For these kee employees, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these directors and officers as at 31 December 2009 was Euro 7,378,000. As at 31 December 2009, there was not in place any share based payment programme or termination benefit.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

45. Related parties (Continued)

        For additional information regarding the remunerations of board members and key employees, please read Portugal Telecom's Corporate Governance Report.

        One of Portugal Telecom's non-executive board members is also executive director of "Heidrick & Struggles—Consultores de Gestão, Lda", which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 2.2 million (excluding VAT) in 2009.

        As at 31 December 2009, Portugal Telecom did not have any outstanding balances with board members or key employees.

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

        In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favour of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal was partially favourable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and is pending for decision.

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

        Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

pursuant to the former statute. Meanwhile the Decree-Law 123/2009 of 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the regime established in the Law 5/2004.

        Some municipalities, however, continue to maintain that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because the Law 5/2004 is not applicable to the public municipality domain, as well as to the private municipality domain, but instead it is applicable to the public federal domain, as well as to the private federal domain and to regional public domain, as well as to the private regional domain.

        Presently there is a claim between the Municipality of Seixal and PT Comunicações, and several with other municipalities, including the Municipality of Aveiro.

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to PT Comunicações for alleged anti-competitive practices in the public wireline telephone market. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is, however, permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

        In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections", alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised "statement of objections" on this matter. PT Comunicações has responded to this "statement of objections" and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspended the decision of Autoridade da Concorrência. On 2 March 2010, the Commerce Court of Lisbon cancelled the fine of Euro 38 million applied to Portugal Telecom. Autoridade da Concorrência decided to appeal from this decision to a higher court.

        In April 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. The appeal suspended the decision of the Autoridade da Concorrência. However, on 1 September 2008, the Autoridade da

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 29 September 2008. This appeal suspended the decision of Autoridade da Concorrência.

        In September 2009, Portugal Telecom was notified of the decision of Autoridade da Concorrência in the misdemeanour proceedings no. 05/03 further to which Autoridade da Concorrência imposed a fine of Euro 45,015,524 for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of versions 11 to 15.9 of the wholesale offer "Rede ADSL PT". On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspended the decision of Autoridade da Concorrência. Portugal Telecom disagrees of the decision taken and understands that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. Therefore, based on the opinion of its internal and external legal counsel, Portugal Telecom did not record any provision for this matter.

        On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA ("Sonaecom"—a competitor of Portugal Telecom) filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company's provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called "structural remedy". However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom's knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of PT Multimedia.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

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

c)     Other Legal Proceedings

        In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim of Euro 64 million against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. TVI claimed that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. In 2009, both parties reached an agreement and the claim finished. PT Comunicações did not have to pay any amount.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, SA (collectively, "HLC") filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million, arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações' leased line services and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. This claim has been closed in 2009 because the Court ruled in favour of PT Comunicações and HLC did not appeal.

        In March 2004, TV TEL Grande Porto—Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Multimedia subsidiary and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL's claims for damages and losses were not factually

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

sustainable. The preliminary hearing in this proceeding has been completed and the new dates for trial are scheduled for May 2010.

        In December 2008, Oni SGPS, SA ("Oni") filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Ony Way—Infocomunicações, SA. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of Euro 6.9 million. As at 31 December 2009, Portugal Telecom had recorded a provision for this legal action.

46.2. Claims and legal actions

Proceedings with probable losses

        As at 31 December 2009 and 2008, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	2009	2008
	Euro
Civil claims	46,188,041	34,248,013
Labor claims	20,678,751	16,443,937
Other	2,902,515	3,110,758

	69,769,307	53,802,708

Proceedings with possible losses

        As at 31 December 2009 and 2008, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	2009	2008
	Euro
Civil claims	121,789,395	200,117,502
Labor claims	60,995,691	45,680,158
Other	46,881,288	32,757,171

	229,666,374	278,554,831

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

46. Litigation (Continued)

46.3. Tax contingencies

        As at 31 December 2009 and 2008, Portugal Telecom has recorded a provision for taxes amounting to Euro 37,969,785 and Euro 37,499,364 (Note 39), respectively, which relates to probable tax contingencies estimated based on internal information and the opinion of external tax advisors.

        There are several other tax contingencies against certain subsidiaries of the Group, whose settlement is considered to be possible based on the information provided by Portugal Telecom's legal counsel. As at 31 December 2009, these tax contingencies amounted to Euro 842 million, which include Euro 5 million related to domestic operations, Euro 765 million related to Vivo and Euro 72 million related to other foreign operations.

        Vivo's tax contingencies result mainly from the complexity of the Brazilian tax regulation and include primarily matters that have been raised by the local tax authorities not only in relation to Vivo but also to all the other telecommunication operators located in Brazil. As at 31 December 2009, the nature of tax contingencies from Vivo is as follows:

  •
  Tax assessments totalling R$ 1,360 million (Euro 271 million) related to federal taxes, namely income taxes, PIS (Social Integration Programme) and COFINS (Contribution to the Financing of Social Security);

  •
  Tax assessments amounting to R$ 1,095 million (Euro 218 million) related to the application of Fistel fees (spectrum fees) in connection with the renewal of telecommunication licenses;

  •
  Tax assessments totalling R$ 624 million (Euro 124 million) related to the application of ICMS (value added tax);

  •
  Tax assessments totalling R$ 566 million (Euro 113 million) related to the application of Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund) fees; and

  •
  Tax assessments totalling R$ 197 million (Euro 39 million) related to several other tax matters, including municipal taxes and social security.

        In addition to the abovementioned tax contingencies, there are some tax contingencies against certain Portuguese subsidiaries of the Group which are primarily related to the deductibility of certain financial costs incurred between 2004 and 2007 (Euro 120 million) and the deductibility of a capital loss occurred in 2007 following the liquidation of a subsidiary (Euro 63 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and granted bank guarantees to tax authorities totalling Euro 78 million (Note 43) related to the years 2004 and 2005. As at 31 December 2009, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisers, that there are solid arguments to oppose the position of the tax authorities.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2009

(Amounts stated in Euros, except where otherwise stated)

47. Subsequent events

        On 7 February 2010, Portugal Telecom agreed to acquire a 100% equity stake in GPTI, SA ("GPTI"), a company which renders services related to information systems and technologies. The purchase price of this acquisition will be met through the issuance of shares of Dedic, Portugal Telecom's call centre operation in Brazil, which as at 31 December 2009 was wholly-owned by the Group. Following this acquisition, current shareholders of GPTI will hold a 12.5% stake in Dedic which, depending on the operational and financial performance of the acquired company in 2010 and 2011, may be reduced or increased from 5% to 20%. GPTI has a strong customer base and about 75% of its revenues in 2009 (R$ 140 million or Euro 51 million) is derived from recurring contracts. The financial debt of GPTI amounts to R$ 80 million (Euro 32 million).

        Regarding the proceeding initiated by Autoridade da Concorrência in 2004 against PT Comunicações, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed, following which the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações in August 2007, the Commerce Court of Lisbon decided on 2 March 2010 to cancel the fine of Euro 38 million applied to Portugal Telecom. Autoridade da Concorrência decided to appeal from this decision to a higher court.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements

I.     Subsidiaries

        The following companies were included in the consolidation as at 31 December 2009 and 2008.

Subsidiaries located in Portugal:

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Portugal Telecom (parent company)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network—Prestação Serviços de Gestão Infra-estrutura.cominic. ACE	(a)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	TMN(100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%
PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (68.98%)	68.98%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales—Serviços de Telecomunicações e Sistemas de Informação, SA ("PT Sales")		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Lisbon	Management of investments in international markets.	Africatel (100%)	100.00%	100.00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); TMN(0.1%)	100.00%	100.00%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, SA ("Superemprego")	(b)	Lisbon	Management and collection of information about the labor market.	—	—	63.75%
TMN—Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it®—Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52.50%)	52.50%	52.50%

(a)
These companies were consolidated by the equity method.

(b)
In 2009, PT Comunicações acquired a 36.25% stake in Superemprego and therefore obtained full control of this company. Subsequently, Superemprego was merged through the incorporation of its assets and liabilities into PT Comunicações.

Subsidiaries located in Brazil:

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Dedic, SA (antes Mobitel, SA)		São Paulo	Call center services.	PT Brasil (100%)	100.00%	100.00%
Portugal Telecom Brasil, SA ("PT Brasil")		São Paulo	Management of investments.	Portugal Telecom (99.95%); PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Subsidiaries located in Africa:

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco—Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	—
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda—Telephone Directories, Limited	(c)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
Guinetel, S.A	(c)	Bissau	Provision of public telecommunications services.	Africatel (55%)	41.25%	41.25%
Inovetel—Inovaão e Sistemas de Comunicação, SA	(d)	Luanda	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	—
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(e)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%

(a)
Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)
This company was acquired in 2009 and was consolidated by the equity method.

(c)
These companies were consolidated by the equity method.

(d)
This company was incorporated in 2009 and was consolidated by the equity method.

(e)
Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Other subsidiaries:

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Africatel		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
AGTEL, BV	(a)	Amsterdam	Management of investments.	—	—	100.00%
CVTEL, BV	(b)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	(b)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (99.84%); PT Comunicações (0.16%)	100.00%	99.96%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT(54.01%)	41.12%	41.12%

(a)
This company was liquidated in 2009.

(b)
These companies were consolidated by the equity method.

II.    Companies consolidated using the proportional method

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Avista	(a)	São Paulo	Management of investments.	—	—	50.00%
Portelcom Participações, SA ("Portelcom")		São Paulo	Management of investments.	Brasilcel (60.15%); Ptelecom Brasil (39.85%)	50.00%	50.00%
Ptelecom Brasil, SA ("Ptelecom")		São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sudeste Celular Participações, SA ("Sudeste Celularl")	(a)	São Paulo	Management of investments.	—	—	50.00%
Tagilo Participações, Lda, ("Tagilo")	(a)	São Paulo	Management of investments.	—	—	50.00%
TBS Celular Participações, SA ("TBS")		São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular(22.99%)	48.13%	48.13%
Telemig Celular	(b)	Minas Gerais	Mobile cellular services operator.	Telemig Celular Participações (100%)	29.71%	17.91%
Telemig Celular Participações	(b)	Minas Gerais	Management of investments.	—	—	18.68%
Vivo Participações, SA ("Vivo Participações")	(c)	São Paulo	Management of investments.	Brasilcel (36.47%); Portelcom (18.74%); TBS (4.38%)	29.71%	31.78%
Vivo, SA		Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	29.71%	31.78%
Brasilcel, N,V, ("Brasilcel")		Amsterdam	Management of investments.	PT Móveis (50%)	50.00%	50.00%

(a)
In 2009, these companies were merged through the incorporation of its assets and liabilities into Portelcom Participações.

(b)
As mentioned in Note 2, following a corporate restructuring completed in July 2009, these companies became wholly-owned subsidiaries of Telemig Celular Participações and Vivo Participações, respectively. Following this operation, Telemig Celular Participações was merged through the incorporation of its assets and liabilities into Vivo Participações.

(c)
As at 31 December 2009, the voting rights in Vivo Participações were 44.2%.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

III.  Associated companies

        The associated companies as at 31 December 2009 and 2008 are as detailed below.

Associated companies located in Portugal:

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Prime (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo—SCR, SA	(a)	Loures	Management of investments.	PT Comunicações (20%)	20.00%	—
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Páginas Amarelas, SA ("Páginas Amarelas")		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%); PT Prime (0.125%)	25.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	(b)	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%); Portugal Telecom (22.22%)	33.33%	22.22%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%
Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and ISP's.	Sportinvest Multimédia (100%)	50.00%	50.00%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, SA		Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Tradeforum—Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Portugal Telecom (50%)	33.00%	33.00%
TV Lab—Serviços e Equipamentos Interactivos, SA		Lisbon	Developing digital tv interactive solutions.	PT Comunicações (50%)	50.00%	50.00%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda	(c)	Lisbon	Development of services and products related to new technology in the TV market	—	—	50.00%

(a)
This company was incorporated in 2009.

(b)
In 2009, Portugal Telecom acquired a 11.11% stake of this company.

(c)
PT Comunicações disposed of this company in 2009 for an amount of Euro 1,750,000.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Associated companies located in Africa:

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.		Bissau	Provision of public telecommunications services.	Africatel (40.14%)	30.11%	30.11%
Médi Télécom	(a)	Casablanca	Provision of mobile services in Morocco.	—	—	32.18%
Multitel—Serviçõos de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	Africatel (40%)	30.00%	30.00%
Teledata de Moçambique, Lda.		Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (25%)	18.75%	18.75%
Unitel		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%

(a)
As described in Note 31, this company was disposed of in 2009.

Other associated companies (including Brazil):

				Percentage of ownership
				Dec 09		Dec 08
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Tradecom Brasil, SA		São Paulo	Development of electronic commerce services in Latin America.	Portugal Telecom (20%)	20.00%	20.00%
UOL, Inc,		São Paulo	Provides Internet services and produces Internet contents.	Portugal Telecom (21.95%); PT Brasil (6.83%)	28.78%	29.00%
CTM—Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%
Tradecom International, NV		Rotterdam	Development of electronic commerce services in Latin America.	Portugal Telecom (20%)	20.00%	20.00%

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom, SGPS, S.A.
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

Exhibit Number	Description
2.8	Fourth Supplemental Trust Deed in respect of a €5,000,000,000 Global Medium Term Note Programme, dated April 29, 2003, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.3 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 30, 2003 (File No. 001-13758).
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
2.12
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 (File No. 333-10434) filed with the Commission on June 11, 1999.
2.13
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
2.14
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.15
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between PT Comunicações S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).

Exhibit Number	Description
2.16	Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 6.00% Notes due 2013, dated April 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and Citigroup Global Markets Limited.
2.17
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €750,000,000 5.00% Notes due 2019, dated October 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Totta, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and UBS Limited.
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