Form 20-F
period 2010-12-31
PORTUGAL TELECOM SGPS SA
filed 2011-05-06
CIK 944747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

        Unless the context otherwise requires, the terms "Portugal" and the "Portuguese Government" refer to the Portuguese Republic, including the Madeira Islands and the Azores Islands; the term "EU" refers to the European Union; the term "EC Commission" refers to the Commission of the European Communities; the terms "United States" and "U.S." refer to the United States of America; the term "Portugal Telecom" refers to Portugal Telecom, SGPS S.A.; and unless indicated otherwise, the terms "we," "our" or "us" refer to Portugal Telecom and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2010, 2009 and 2008, there were no unendorsed standards effective as of and for the years ended December 31, 2010, 2009 and 2008, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2010, 2009 and 2008 are prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        We publish our financial statements in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Real," "Reais" or "R$" are to Brazilian Reais. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.6764 = US$1.00 on April 28, 2011, and the noon buying rate on that date for Reais was R$1.5870= US$1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

        We provided mobile telecommunications services in Brazil through Vivo Participações S.A. ("Vivo") through September 2010. We held our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. On July 28, 2010, we reached an agreement with Telefónica for them to buy from us our 50% interest in Brasilcel N.V. We closed the transaction on September 27, 2010. Our consolidated statements of income and cash flows present Vivo under the caption "Discontinued Operations" for all periods presented, and our consolidated balance sheet as of December 31, 2010 no longer includes the assets and liabilities related to Vivo.

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

        Any of the following important factors, and any of those important factors described elsewhere in this or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecasted or estimated by us in any such forward-looking statements:

  •
  material adverse changes in economic conditions in Portugal, Brazil or the other countries in which we have operations and investments;

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

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated statement of financial position data as of January 1, 2009 and December 31, 2009 and 2010 and the selected consolidated statement of income and cash flow data for each of the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The selected consolidated statement of financial position data as of December 31, 2006 and 2007 and the selected consolidated statement of income and cash flow data for the years then ended have been derived from our consolidated financial statements prepared in accordance with IFRS included in our Annual Report for the year ended December 31, 2008. The selected consolidated statement of financial position data as of December 31, 2008 and 2009 and the consolidated statement of income and cash flow data for the years ended December 31, 2006, 2007, 2008 and 2009 have been restated from that presented in the 2009 20-F in order to (i) present Vivo as a discontinued operation following the sale of that investment during 2010 (See Note 20 to our audited consolidated financial statements) and pursuant to the provisions of IFRS 5, Non-current Assets Held for Sale and Discontinued Operactions, and (ii) retrospectively reflects the adoption of IFRIC 12, Service Concession Arrangements, which became effective as of January 1, 2010, following its approval by the European Commission on March 25, 2009.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

        Given the sale on September 27, 2010 of our interest in Vivo to Telefónica, the selected consolidated statement of income for Vivo is presented under the caption "Discontinued Operations" for all periods through the completion of the sale, and the selected consolidated statement of financial position as of December 31, 2010 no longer includes the assets and liabilities related to Vivo, following the completion of the sale on September 27, 2010.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(EUR Millions)
Statement of Income Data(1):
Continuing operations
Revenues:
Services rendered	3,498.6	3,530.0	3,503.4	3,492.0	3,516.0
Sales	174.5	187.7	217.7	197.2	165.6
Other revenues	33.0	32.8	40.1	44.3	60.6

Total revenues	3,706.1	3,750.5	3,761.2	3,733.4	3,742.3
Costs, expenses losses and income:
Wages and salaries	531.9	523.7	489.4	546.7	637.1
Direct costs	476.0	478.9	520.8	522.4	547.6
Costs of products sold	195.5	206.7	244.8	207.3	179.9
Marketing and publicity	74.5	81.3	87.9	78.6	81.1
Supplies and external services	672.7	695.1	695.6	733.3	724.5
Indirect taxes	49.0	50.4	45.9	57.8	45.4
Provisions and adjustments	37.8	19.1	29.0	30.5	35.0
Depreciation and amortization	624.9	600.0	647.5	716.9	758.6
Net post retirement benefit costs (gains)	(72.1)	(65.1)	44.8	89.6	38.2
Curtailment and settlement costs	19.0	275.6	100.0	14.8	145.5
Gains on disposals of fixed assets, net	(2.7)	(8.5)	(18.3)	(2.0)	(5.5)
Other costs, net	58.9	42.7	22.6	45.6	141.2

Income before financial results and taxes	1,040.8	850.6	851.3	691.9	413.8
Minus: Financial costs (gains), net	(1.2)	(202.8)	32.4	(200.7)	81.6

Income before taxes	1,042.0	1,053.3	818.9	892.6	332.2
Minus: Income taxes	135.5	243.6	204.8	185.9	77.5

Net income from continuing operations	906.4	809.8	614.1	706.7	254.6
Discontinued operations
Net income from discontinued operations	47.7	24.0	81.7	82.5	5,565.4

Net income	954.1	833.8	695.8	789.2	5,820.1

Attributable to non-controlling interests	87.4	92.8	119.7	104.5	147.9
Attributable to equity holders of the parent	866.8	740.9	576.1	684.7	5,672.2
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.92	0.83	0.95	0.77	0.46
Earnings per share, A share and ADS:
Basic(3)	0.78	0.71	0.64	0.78	6.48
Diluted(4)	0.73	0.67	0.62	0.76	6.06
Earnings per share, A share and ADS from continuing operations, net of non-controlling interests:
Basic(3)	0.80	0.72	0.60	0.74	0.19
Diluted(4)	0.74	0.69	0.59	0.72	0.19
Cash dividends per ordinary share, A share and ADS(5)	0.475	0.575	0.575	0.575	2.30
Share capital	395.1	30.8	26.9	26.9	26.9

(1)
As explained in Note 4 to our consolidated financial statements, we applied retropectively, from January 1, 2009, the interpretation IFRIC 12, Service Concession Arrangements, which became effective as from January 1, 2010, following its approval by the European Commission as at March 25, 2009. Consequently, our previously reported consolidated balance sheet data as of

  December 31, 2009 and consolidated income statement data for the year ended December 31, 2009 were restated in order to reflect the impact of the adoption of this interpretation.

(2)
Based on 1,128,856,500 ordinary and A shares issued as of December 31, 2006, 1,025,800,000 ordinary and A shares issued as of December 31, 2007 and 896,512,500 ordinary and A shares issued as of December 31, 2008, 2009 and 2010.

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

(5)
Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 were €0.475, €0.575, €0.575, €0.575 and €2.30, respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2006, 2007, 2008 and 2009 were US$0.64, US$0.90, US$0.78 and US$0.78, respectively. As mentioned in Note 22 to our audit consolidated financial statements, cash dividends for the year ended December 31, 2010 included (1) an extraordinary dividend per share of €1.65, of which €1.00 was paid in December 2010 and the remaining €0.65 will be paid in 2011 subject to approval at our Annual Shareholders' Meeting scheduled for May 6, 2011 and (2) an ordinary cash dividend of €0.65 per share, also subject to Annual Shareholders' Meeting approval.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(EUR Millions)
Cash Flow Data:
Cash flows from operating activities	1,821.7	1,859.2	1,828.9	1,927.5	1,506.9
Cash flows from investing activities	1,136.7	235.9	(108.7)	(597.8)	4,072.4
Cash flows from financing activities	(3,015.4)	(1,953.6)	(1,283.8)	(997.3)	(1,929.1)

	As of December 31,
	2006	2007	2008	2009	2010
	(EUR Millions)
Statement of Financial Position Data(1):
Current assets	3,998.7	3,816.3	3,317.0	3,699.1	8,855.4
Investments in group companies	499.1	538.1	613.2	597.2	361.5
Other investments	132.4	27.2	21.1	16.9	17.7
Tangible assets	3,942.0	3,585.4	4,621.5	4,843.9	3,874.6
Intangible assets	3,490.9	3,383.1	3,486.2	4,074.3	1,111.7
Post retirement benefits	134.1	134.1	1.6	67.6	1.9
Deferred tax assets	1,166.0	992.2	1,032.7	1,019.5	653.1
Other non-current assets	807.1	645.1	628.0	522.1	294.0

Total assets	14,170.2	13,121.5	13,721.2	14,840.5	15,169.9

Current liabilities	3,884.6	3,862.2	5,153.6	3,398.4	2,683.7
Medium and long term debt	4,467.5	4,960.7	4,441.2	6,551.5	6,254.4
Accrued post retirement liability	1,807.6	1,463.9	1,836.9	1,558.3	968.8
Deferred tax liabilities	90.4	84.9	462.2	483.1	311.6
Other non-current liabilities	811.3	666.2	631.1	461.7	342.3

Total liabilities	11,061.4	11,037.9	12,525.0	12,453.0	10,560.8

Equity excluding non-controlling interests	2,258.0	1,340.1	232.0	1,318.3	4,392.4
Non-controlling interests	850.8	743.6	964.2	1,069.1	216.7

Total equity	3,108.8	2,083.6	1,196.2	2,387.4	4,609.1

Total liabilities and shareholders' equity	14,170.2	13,121.5	13,721.2	14,840.5	15,169.9

Number of ordinary shares	1,128.9	1,025.8	896.5	896.5	896.5
Share capital(2)	395.1	30.8	26.9	26.9	26.9

(1)
As explained in Note 4 to our consolidated financial statements, we retrospectively applied IFRIC 12, Service Concession Arrangements, which became effective as from January 1, 2010, following its approval by the European Commission on March 25, 2009. Consequently, our previously reported consolidated statement of financial position data as of December 31, 2008 and 2009 and consolidated income statement data for the year ended December 31, 2009 were restated in order to reflect the impact of the adoption of this interpretation.

(2)
As of the dates indicated, we did not have any redeemable preferred stock.

Exchange Rates

Euro

        The majority of our revenues, assets, liabilities and expenses are denominated in Euros. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the regulated market Euronext Lisbon. Our financial results could be affected by exchange rate fluctuations in the Brazilian Real. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real."

        Our dividends, when paid in cash, are denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by The Bank of New York, as the ADS depositary. The Bank of New York converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of The

Bank of New York's expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On April 28, 2011, the Euro/U.S. dollar exchange rate was €0.6764 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2006	0.7898
2007	0.7248
2008	0.6805
2009	0.7166
2010	0.7567

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
October 2010	0.7306	0.7109
November 2010	0.7671	0.7030
December 2010	0.7640	0.7465
January 2011	0.7726	0.7291
February 2011	0.7422	0.7250
March 2011	0.7240	0.7036
April 2011 (through April 28, 2011)	0.7037	0.6745

        None of the 27 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Although as of December 31, 2010, the majority of our revenues, assets and expenses are denominated in Euros, on January 26, 2011, we announced that we had entered into a strategic partnership with Telemar Participações S.A. and its subsidiaries (collectively, "Oi"), the Brazilian telecommunications company. On March 28, 2011, we completed the acquisition of an economic interest of 25.6% in Telemar Participações S.A. and 25.3% in Telemar Norte Leste S.A. We will have a role in the management of Oi and, as a result, will proportionally consolidate the results of operations of Oi in our results of operations. Oi records its financial position and results of operations in Brazilian Reais. In addition, our other Brazilian investments are Brazilian companies that similarly record their financial position and results of operations in Brazilian Reais. Consequently, exchange rate fluctuations between the Euro and the Brazilian Real will affect our revenues in future periods.

        The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On April 28, 2011, the Real/U.S. dollar exchange rate was R$1.5870 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2006	2.164
2007	1.929
2008	1.831
2009	1.987
2010	1.757

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
October 2010	1.716	1.657
November 2010	1.738	1.679
December 2010	1.718	1.663
January 2011	1.692	1.645
February 2011	1.678	1.660
March 2011	1.673	1.627
April 2011 (through April 28, 2011)	1.616	1.564

Risk Factors

General Risks Relating to Our Company

The current economic and financial crisis has affected, and will likely continue to affect, demand for our products and services, our revenues and our profitability

        The global economic and financial crisis, and the current economic recession in Portugal, have had, and are likely to continue to have, an adverse effect on the demand for our products and services and on our revenues and profitability. Recent economic rescue packages for Greece and Ireland, Portugal's recent request for an economic rescue package, and continuing concerns regarding the possibility of sovereign debt defaults by other European Union member countries, affected access to funding by certain European governments, corporations and the financial sector, and dampened investor confidence. These concerns and concerns about continuing budget deficits in Portugal have required the Portuguese government to implement severe budget-cutting measures that could delay emergence from the recession and may weaken consumer demand.

        Against this backdrop, the Fitch credit rating agency downgraded Portugal's sovereing debt from A+ to A-, and Standard & Poor's downgraded it from A- to BBB. Standard & Poor's further downgraded Portugal's sovereign debt from BBB to BBB-. On April 1, 2011, Fitch further downgraded Portugal's sovereign debt from A- to BBB- and Moody's Investors Service, Inc. downgraded Portugal's sovereign debt from A3 to Baa1.

        On April 6, 2011, Portugal announced that it would seek an economic rescue package from the European Union. Since that date, Portugal has formally requested an economic rescue package from the European Union and the International Monetary Fund and has begun negotiating the terms of that package.

        As one of Portugal's largest companies and one of its largest employers, Portugal Telecom's financial condition, revenues and profitability are closely linked to circumstances in the Portuguese economy. The recession in Portugal has had a direct effect on demand for our products and services, contributing to a decline in our mobile revenues and, to a lesser degree, our wireline revenues, in 2010.

        We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our investments, or we may not be able to pursue new business opportunities. The principal sources of our liquidity are cash generated from our operations and equity and debt financing. Cash generated from operations is driven by our revenues and net income, which could be adversely affected by the economic crisis.

        Also, notwithstanding our recent debt issuances that took place in 2011, we may be unable to access the equity or debt markets to obtain additional financing or to refinance existing indebtedness. We discuss our liquidity and sources of funding in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        In these and other ways, the global economic and financial crisis and its effect on the European and Portuguese economies has significantly affected, and could continue to significantly affect, our business, liquidity and financial performance.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities

        Beginning in 2008, events in the global and European financial markets have increased the uncertainty and volatility of the financial markets, leading to a significant increase in execution and price risks in financing activities. Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009 and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009 and remained challenged in 2010. In 2010, the financial markets grew increasingly concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Greece, Ireland and now Portugal by the European Union and the International Monetary Fund. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made it difficult, and will likely continue to make it difficult, for companies to obtain financing.

        As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts) or refused to refinance existing debt at all or on terms similar to pre-crisis conditions. Changes in interest rates and exchange rates may also adversely affect the fair value of our assets and liabilities. If there is a negative impact on the fair values of our assets and liabilities, we could be required to record impairment charges.

        Notwithstanding our international exposure and diversification, the recent downgrades of Portugal's sovereign debt described in the preceding risk factor may have a significant effect on our costs of financing, particularly given the size and prominence of our company within the Portuguese economy. The recent events in Portugal and the other factors described above could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms that we are able to obtain in any new bank financing or issuance of debt securities and thereby negatively impact our liquidity.

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

        The effects of the economic and financial crisis described above, or any adverse developments in our business, could lead to downgrades in our credit ratings. Any such downgrades are likely to adversely affect our ability to obtain future financing to fund our operations and capital needs. Any downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity. For example, the pricing conditions applicable to our commercial paper programs could be revised in the event our credit rating is changed. In addition, certain of our loan agreements, totaling €183 million as of December 31, 2010, contain provisions that require us to provide certain guarantees if our ratings decline below specified levels. Any failure to provide those guarantees could enable the lender to accelerate the loans. For further information on these covenants, please refer to "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Covenants."

We may not be able to pay our announced dividends

        In connection with the sale of our interest in Vivo in September 2010, we announced an extraordinary dividend to our shareholders of €1.65 per share, of which we paid €1.00 per share on December 28, 2010. Subject to the approval of our next General Shareholders' Meeting, we expect to pay the remaining €0.65 per share of this dividend, as well as an ordinary dividend of €0.65 per share with respect to the years ended December 31, 2010 and 2011, following the respective General Shareholders' Meetings. In addition, in November 2010, we announced that our Board of Directors intends to propose to the General Shareholders' Meeting that we adopt a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014. Furthermore, for fiscal year 2011 onwards, the Board of Directors has its intention to approve the payment of an interim ordinary dividend based on the financial performance of our company, in order to allow for a smoother cash return to our shareholders throughout the year. The exceptional cash dividend and the remuneration package proposal are subject to market conditions, our financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, and other factors considered relevant by our Board of Directors at the time.

        The payment of future dividends will depend on our ability to continue to generate cash flow in our businesses, which is dependent not only on our revenue stream but also on our ability to further streamline our operations and reduce our costs. In addition, significant volatility in the Real/Euro exchange rate may impair our ability to pay dividends. The Real has fluctuated significantly in relation to the Euro in recent years and has worked in our favor, but we cannot guarantee that this trend will continue going forward.

        If any of the conditions described above proves not to be the case or if any other circumstances (including any risks described in this "Risk Factors" section) impede our ability to generate cash and distributable reserves, shareholders may not receive the full remuneration we have announced, and the price of our ordinary shares and ADSs could be negatively affected.

Unfunded post retirement benefit obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance

        We have unfunded post retirement benefit obligations that may limit our future use and availability of capital and adversely affect our financial and operating results. Although in December 2010, we transferred to the Portuguese Government the post retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, we retained all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €924.3 million as of December 31, 2010, which we must pay monthly directly to the beneficiaries until their retirement age and (2) €472.4 million in obligations related to pension supplements and healthcare as of December 31, 2010, which are backed by plan assets with a market value of €448.1 million, resulting in unfunded obligations of €24.3 million.

        Any decrease in the market value of our plan assets relating to our pension supplements and healthcare obligations could increase our unfunded position. Although there is in place an investment policy with capital preservation targets, in the current economic and financial crisis, in particular, the market value of our plan assets is volatile and poses a risk. In addition, our obligations to pay salaries to suspended and pre-retired employees are unfunded. The value of the obligations referred to above, namely the ones related to pension supplements and healthcare, may also fluctuate, depending on demographic and financial factors that are beyond our control. Any significant increase in our unfunded obligations could adversely affect our ability to raise capital, require us to use cash flows that we would otherwise use for capital investments, implementing our strategy or other purposes and adversely affect perceptions of our overall financial strength, which could negatively affect the price of our ordinary shares and ADRs.

        See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Obligations" for a description of our transfer of pension obligations to the Portuguese Government.

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

        Additionally, the election of one-third of the Directors, including the Chairman of the Board of Directors, must be approved by the Portuguese Government, as the holder of all the A shares.

        Our articles of association state that, among the members of the Executive Committee appointed by the Board of Directors, at least one or two appointed directors out of the Executive Committee of five or seven members must be elected pursuant to the election rule described in the preceding paragraph.

        On July 8, 2010, the European Court of Justice ruled that the Portuguese Government's ownership of our A shares is illegal under European law. See "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings."

Risks Relating to Our Portuguese Operations

Intense competition has significantly affected, and is expected to continue to significantly affect, our revenues and our results of operations

        Competition from mobile telephony and from other wireline operators has reduced our wireline revenues and could continue to adversely affect our revenues.    During 2010, approximately 47.2% of our consolidated revenues were derived from services provided by our wireline services in Portugal, as compared to 48.1% in 2009. As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other wireline operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines. Some of our wireline customers are using mobile services as an alternative to wireline telephone services. Mobile operators can bypass our international wireline network by interconnecting directly with wireline and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our wireline telephone services for long distance and international calls. Lowering our international call prices has caused a decline in our revenues from international wireline telephone services. The decrease in wireline traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing our Wireline Business."

        Increased competition in the Portuguese mobile markets may result in decreased tariffs and loss of market share.    We operate in the highly competitive Portuguese mobile telecommunications market. We believe that our existing mobile competitors, Vodafone and Optimus will continue to market their services aggressively. After we launched our low-cost brand "Uzo," for example, Vodafone and Optimus quickly responded with similar products of their own. As another example, in 2010, we launched a tribal plan as a reaction to similar plans launched by our competitors, and that plan provides for lower revenue per user than many of our other plans.

        In 2007, CTT, the Portuguese postal company, launched a mobile virtual network operator, or "MVNO," operation supported by TMN's network. MVNOs do not have their own network infrastructure and thus do not have the fixed cost burdens facing our current GSM (Global System for Mobile Communications) and UMTS (Universal Mobile Telecommunications System) services. In 2008, ZON Multimedia ("ZON") launched an MVNO under the brand "ZON Mobile" after signing an agreement with Vodafone Portugal to operate using its mobile network.

        We expect competition from VoIP-based operators also to place increasing price pressure on voice tariffs and lead to reductions in mobile voice traffic. Competition from companies providing wireless local-area network, or "WLAN," services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third-generation services. The prospect of LTE (Long Term Evolution) services may cause a disruption in the mobile data and voice markets, posing additional threats to and impairing TMN's current competitive position. See "Item 4—Information on the Company—Competition—Competition Facing TMN."

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

        Increased competition in the Portuguese Pay-TV market may result in a decrease in our revenues.    In 2008, we launched a nationwide Pay-TV service under the Meo brand, primarily using our fixed network (IPTV over ADSL2+ and fiber-to-the-home ("FTTH") and DTH satellite technology). This service required us to make significant investments in our network in order to increase the bandwidth and offer a better service quality than our competitors. The main competitors in the market are ZON, Cabovisão, Optimus and Vodafone. Notwithstanding the increase in our revenues from Pay-TV services in recent years, we have experienced pressure from our competitors to reduce monthly subscription fees. In addition, our efforts to build scale to enable us to negotiate better programming costs with our content suppliers, especially certain premium content owned by one of our competitors, may not prove successful. Our wireline revenues and financial position could be significantly affected if we are not successful in the Pay-TV business, which is becoming increasingly important as a retention tool of our fixed-line and broadband customers.

An adverse regulatory environment may negatively affect our profitability

        Reduced interconnection rates have negatively affected our revenues for our mobile and wireline businesses and will continue to do so in 2011.    In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had a significant impact on interconnection revenues of our mobile subsidiary, TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"), and consequently its earnings.

        In January 2010, ANACOM issued a draft decision regarding fees for the termination of calls on mobile networks, proposing to reduce them to €0.035 by April 1, 2011. In May 2010, ANACOM imposed a new glide path that would reduce mobile termination rates by €0.005 per quarter, to reach €0.035 in August 2011. These new rates will have a negative effect on our cash flows.

        In 2008, the European Commission started a public consultation process for its draft recommendation on voice calls termination rates (both in mobile and fixed networks), which are intended to harmonize regulation and drive down termination rates even further across all EU countries starting in 2012. This recommendation was published in 2009 and is expected to have a negative effect on our future revenues. ANACOM is currently consulting on the definition of a bottom-up long-run incremental cost (LRIC) cost model to regulate mobile termination rates. The expectation is that mobile termination rates will fall into the interval between 1.5 and 3.0 eurocents by the end of 2012.

        In addition, in August 2008, ANACOM published a "reasoning" regarding mobile rates for originating calls, aimed at driving mobile operators to reducing their prices by the end of September 2008 to a level equal or close to the level of mobile termination rates. In the second half of 2008, the three mobile operators reduced their rates for originating calls but not to the extent desired by ANACOM. In February 2010, ANACOM chose to take the matter to the Portuguese national competition authority ("Autoridade da Concorrência"). Although we cannot predict the outcome of this process, ANACOM's actions could negatively impact our revenues and results of operations.

        ANACOM's price controls on fixed-to-mobile interconnection may also negatively affect our wireline retail revenues because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network. We expect that the reduction in interconnection charges will continue to have an impact on our wireline retail revenues.

        In addition, the lower interconnection rates have reduced revenues for our wholesale wireline business, which records revenue from incoming calls transiting through our network that terminate on the networks of mobile operators. The prices we charge to international operators (and hence our revenues) also depend on the interconnection fees charged by mobile operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that lower interconnection rates will continue to have a negative impact on our wholesale wireline revenues.

        ANACOM also issued a decision in 2006 requiring our wireline business to offer capacity-based interconnection rates (a flat-rate interconnection tariff), which had a negative effect on our wholesale wireline revenues in 2007 and 2008.

        The European Commission's review of roaming charges may lead to a reduction in mobile revenues.    The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that have been effective since 2007. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market.

        In the wholesale market, a maximum roaming charge of €0.26 per minute currently applies. In the retail market, maximum roaming charges of €0.19 per minute (for received calls) and €0.43 per minute (for outgoing calls) currently apply.

        In 2008, the European Commission launched a new consultation on roaming, proposing to carry over Regulation (EC) No. 717/2007, on roaming on mobile communications networks within the community (the "Roaming Regulation"), beyond 2010 and to extend it to data and Short Messaging Services ("SMS"), or text messaging. In 2009, Regulation (EC) No. 544/2009, amending the Roaming Regulation (the "New Roaming Regulation") went into effect, limiting roaming charges. The European

Commission expects the New Roaming Regulation to reduce roaming charges by up to 60%. The European Commission also requested clarification from operators with respect to price differences between data services while roaming compared to prices in the domestic market.

        Under the New Roaming Regulation, voice roaming rates in the retail market continue to be subject to a glide path (prices excluding VAT): from July 1, 2010, maximum rates of €0.39 per minute for outgoing and €0.15 per minute for incoming roaming calls; and from July 1, 2011, maximum rates of €0.35 per minute for outgoing and €0.11 per minute for incoming roaming calls. In the wholesale market, maximum rates are €0.22 and €0.18 as of July 1, 2010 and July 1, 2011, respectively. For SMS services, caps of €0.11 in the retail and of €0.04 in the wholesale came into force on July 1, 2009. For data services, maximum wholesale rates of €0.80 and €0.50 apply from July 1, 2010 and July 1, 2011, respectively.

        These regulations have had, and will continue to have, an adverse effect on the revenues of our mobile business and on our company as a whole.

        Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our business.    The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analysis, carried out in 2004-2006, the Portugal Telecom group was found by ANACOM to have significant market power in all but one of the 16 markets analyzed and consequently is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. Pursuant to the European Relevant Markets recommendation that significantly reduced the number of markets subject to regulation, ANACOM determined the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access. In the case of wholesale broadband access, ANACOM alleviated regulatory obligations in 184 areas considered to be competitive, which represented 61% of broadband accesses. During 2011, ANACOM intends to revise markets numbers 4 and 5 to integrate the changes due to the development of Next Generation Networks. There is a risk that ANACOM may reduce the number of areas where it had alleviated regulatory obligations and impose additional regulatory obligations on our fiber network. The substantial resources we must commit to fulfill the remaining obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal."

        The Portuguese government could terminate or fail to renew our wireline concession, our licenses and our authorization for data and mobile services.    We provide a significant number of services under a concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal." The concession runs until 2025, but the Portuguese government can revoke the concession if it considers the revocation to be in the public interest. It can also terminate our concession at any time if we fail to comply with our obligations under the concession. Even if the concession remains in force, its terms and conditions could be materially affected by the outcome of a public consultation process by the Portuguese government relating to the provision of universal service, which is expected to begin during 2011. A tender for the designation of the Universal Service Provider(s) is also expected during 2011. The Portuguese government can also terminate our licenses under certain circumstances. Through TMN, we hold a renewable, non-exclusive license to provide GSM digital mobile telephone services throughout Portugal, valid until 2022 and a renewable, non-exclusive license to provide UMTS mobile telephone services throughout Portugal, valid until 2016. If the Portuguese government took such actions, we would not be able to conduct the activities authorized by the concession or the relevant licenses. This loss would eliminate an important source of our revenues.

        In July 2010, ANACOM decided, within the context of the 900/1800 MHz spectrum "refarming" process (a change to the conditions of use of that frequency range), to unify into a single title the conditions applicable to the rights of use of frequencies allocated to TMN for the provision of the land mobile service, in accordance with GSM 900/1800 and UMTS technologies. The authorization is valid until July 8, 2025.

        During 2011, ANACOM intends to launch an auction for allocation of rights of use of frequencies in the 450, 800, 900, 1800 MHz and 2.1 and 2.6 GHz bands. These frequencies allow the provision of electronic communications services and could be used to implement 4G mobile solutions. However, we may face the risk of not being granted rights of use in those frequency bands. This loss would have negative impact on our ability to implement new mobile technologies, the existing mobile infrastructures, provide innovative services and develop new sources of revenue.

Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the European Commission and the Autoridade da Concorrência (the Portuguese national competition authority) can make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries and investigations include several complaints before the Autoridade da Concorrência related to alleged anti-competitive practices in our wireline business. These inquiries and investigations are described in "Item 8—Financial Information—Legal Proceedings."

        On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica is now subject to investigation. The European Commission has stated that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement but that the Commission will deal with the case as a matter of priority. We cannot predict whether this investigation may lead to fines or other sanctions or whether it may have an adverse effect on our business.

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

Risks Related to Our International Operations

        Although Telefónica S.A. acquired our interest in Vivo, the Brazilian telecommunications company, on September 27, 2010, we announced on July 28, 2010 that we intended to enter into a strategic partnership with Telemar Participações S.A. ("TmarPart") and its subsidiaries (collectively, "Oi"), the Brazilian telecommunications company. On January 26, 2011, we announced that we had signed definitive documents relating to the transaction, and on March 28, 2011, we completed the acquisition of a 25.6% economic interest in TmarPart and of a 25.3% economic interest in Telemar Norte Leste S.A. We will have a role in the management of Oi and, as a result, will proportionally consolidate the results of operations of Oi in our results of operations. Consequently, the risks described below relating to the Brazil and the Brazilian telecommunications markets will continue to be relevant to our business. Additional risk factors that are specific to Oi are set forth below under "—Risks Related to our Strategic Partnership with Oi."

We are exposed to exchange rate and interest rate fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to our significant investments in Brazil. On March 28, 2011, we completed the acquisition of an economic interest of 25.3% in Oi (through a 25.6% economic interest in TmarPart and a 25.3% interest in Telemar Norte Leste S.A.), Brazil's largest telecommunications group. We do not expect to hedge our economic exposure against exchange rate fluctuations. We are required to make adjustments to our equity on our balance sheet in response to fluctuations in the value of foreign currencies in which we have made investments. Devaluation of the Brazilian Real in the future could result in negative adjustments to our balance sheet, which could limit our ability to generate distributable reserves.

        We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but these financial instruments may not prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

        The Brazilian Central Bank's Monetary Policy Committee (Comitê de Política Monetária do Banco Central—COPOM) establishes the basic interest rate target for the Brazilian financial system by referring to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2006, 2007, 2008, 2009 and 2010, the basic interest rate was 13.3%, 11.3%, 13.8%, 8.8% and 10.8%, respectively. Increases in interest rates may have a material adverse effect on Oi by increasing its interest expense on floating rate debt and increasing its financing costs.

Macroeconomic factors in Brazil could reduce expected returns on our Brazilian investments

        A material portion of our business, prospects, financial condition and results of operations has been, and will continue to be, dependent on general economic conditions in Brazil. In particular, our growth depends on economic growth and its impact on demand for telecommunications and other related services. The major factors that could have a material adverse effect on our investments and results of operations in Brazil, include:

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

        Past political crises in Brazil have affected the confidence of investors and the public in general, as well as the development of the economy. Future political crises could have an adverse impact on the Brazilian economy and Oi's business, financial condition and results of operations.

        Fluctuations in the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent fluctuations relative to the Euro and other currencies. In 2007, 2009 and 2010, the Real appreciated against the Euro by 8.3%, 29.2% and 13.2%, respectively, and in 2008 depreciated against the Euro by 20.0%. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations and our ability to distribute reserves. It would also increase costs associated with financing our operations in Brazil. In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment, and, as a result of such devaluation, such equipment would be more expensive to purchase.

        In response to the global economic and financial crisis, the Brazilian government increased the SELIC basic interest rate to 13.75% as of December 31, 2008. In 2009 Brazilian Central Bank reduced the SELIC up to 8.75% as of December 31, 2009 and in 2010 increased it up to 10.75% as of December 31, 2010. An increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil.

        Inflation in Brazil.    Brazil has historically experienced high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or "IPCA", published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or "IBGE", the Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010.

        Since 2006, Oi's telephone rates have been indexed to the Telecommunications Service Index (Índice de Serviços de Telecomunicações, or "IST"), which is a basket of national indexes that reflect the Brazilian telecommunications sector's operating costs. However, Brazilian monetary policy continues to use the IPCA as an inflation targeting system. The inflation target for 2011 is 4.5%. If inflation increases beyond this official 2011 target, basic interest rates may rise, causing direct effects on Oi's cost of debt and indirect effects on the demand for telecommunications goods and services.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the value of our investment in Oi and may restrict Oi's access to international capital markets.

        Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. In 2008, certain Brazilian and Mexican companies announced significant losses in connection with currency derivatives as a result of the depreciation of the real and the Mexican peso against the U.S. dollar, respectively. As a result, a number of these companies suffered financial distress and sought protection under various bankruptcy regimes. In addition, in October 2008, the Argentine government nationalized the Argentine private pension funds. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may adversely affect investors' demand for securities issued by Brazilian companies, including Oi's preferred shares and ADSs. Any of these factors could adversely affect the market price of Oi's preferred shares and ADSs and impede its ability to access the international capital markets and finance its operations in the future on terms acceptable to it or at all.

Substantial competition exists in the Brazilian telecommunications market.

        Competition is expected to continue to intensify for telecommunication operators in Brazil as a result of the strategies of existing competitors, the possible entrance of new competitors and the rapid development of new technologies, products and services. An operator's ability to compete successfully will depend on its marketing techniques and on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by its competitors. If an operator does not keep pace with technological advances, or if it fails to respond timely to changes in competitive factors in its industry, it could continue to lose market share, and it could suffer a decline in its revenue. Competition from other Brazilian fixed-line service providers, Personal Mobile Service (Serviço Móvel Pessoal, or "SMP") providers and data transmission service providers has affected, and may continue to affect, Oi's financial results by causing, among other things, a decrease in its customer growth rate, decreases in prices and increases in selling expenses.

        Oi's competitors may be able to offer lower prices than it does and develop and deploy new or improved technologies, services and products more rapidly. Oi's response to competition may require it to lower rates, extend higher subsidies to its customers, and/or increase marketing expenses, thereby adversely affecting its margins.

        In addition, market participants in other areas of Brazil may also seek to operate in Oi's area, most likely through acquisitions. Recently, there has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue.

        Consolidation may result in increased competitive pressures within our market. Oi may be unable to respond adequately to pricing pressures resulting from consolidation, which would adversely affect its business, financial condition and results of operations. Oi could be negatively affected by antitrust limitations imposed by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or "ANATEL") and the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or "CADE"). Consolidation of other players in the Brazilian telecommunications market will increase the competitive pressure on Oi due to an increase in their economies of scale and a reduction in their operating costs.

Regulation may have a material adverse effect on Oi's results

        Telecommunications service providers in Brazil are subject to extensive regulation, including certain regulatory restrictions and obligations relating to licenses, competition, taxes and rates (including interconnection rates) applicable to telecommunications services. Changes in the regulatory framework in the telecommunications sector may have a negative impact on Oi's revenues and results of operations. Moreover, Oi is restricted from increasing some of the rates that they charge for services provided even if a devaluation of the Brazilian Real or an increase of interest rates by the Brazilian government increases their costs. Such circumstances may limit Oi's flexibility in responding to market conditions, competition and changes in its cost structure, which could have a material adverse effect on its results of operations and, in turn, adversely affect our results of operations.

        Brazil's telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. Oi operates its fixed-line and personal mobile services under concession agreements and authorizations from the Brazilian government, and its ability to retain these authorizations is a precondition to its success. However, in light of the regulatory framework, ANATEL could modify the terms of the concession agreements and authorizations adversely. Furthermore, according to the terms of concession agreements and operating authorizations, Oi is obligated to meet certain requirements and to maintain minimum network expansion, quality, coverage and service standards. Failure to comply with these requirements may result in the imposition of fines or other government actions, including the early termination of operating authorizations. Any partial or total revocation of any operating authorizations would have a material adverse effect on Oi's business, financial condition, revenues, results of operations and prospects.

        In recent years, ANATEL has also been reviewing and introducing changes in applicable regulation, especially regarding the interconnection fees among telecommunications service providers in

Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others' networks, are an important part of Oi's revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees Oi is able to collect, businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

        Certain legislative bills seeking to terminate monthly subscription fees charged by local fixed-line service providers have been submitted to the Brazilian Congress and remain pending. In March 2008, a special committee was formed in the Brazilian House of Representatives to discuss the various proposed bills on this issue. As of the date of this annual report, no action had been taken by the committee. In 2010, monthly subscription fees represented 24.0% of Oi's gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on its results of operations.

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

Adverse political, economic and legal conditions in the countries where we have investments may hinder our ability to receive dividends from our international subsidiaries

        The governments of many of the countries where we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries where we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries. We receive significant amounts in dividends each year from our international investments, particularly in Africa, and a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

Risks Related to Our Strategic Partnership with Oi

Our strategy of enhancing our operations in Brazil through our strategic partnership with Oi may not be successful, and we do not have free access to cash flows from Oi

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our strategic partnership with Oi. On January 26, 2011, we announced that we had entered into agreements with Oi to acquire a significant economic stake of that company, and on March 28, 2011, we completed the acquisition of a 25.6% economic interest in TmarPart and a 25.3% economic interest in Telemar Norte Leste S.A.

        As in any strategic partnership, it is possible that we and Oi will not agree on its strategy, operations or other matters. Any inability of Oi and us to operate Oi jointly could have a negative impact on Oi's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Oi will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the strategic partnership will be realized.

        As part of our strategic alliance with Oi, we plan to merge Dedic S.A. ("Dedic") and GPTI Tecnologia da Informação S.A. ("GPTI"), our contact center operations in Brazil, with Contax S.A. ("Contax") and increase our economic stake in CTX, Contax's indirect controlling shareholder, from 42.0% to 44.4%. This merger is still subject to approval by our board of directors and shareholders and other conditions that are beyond our control.

        In addition, because we hold joint control of Oi, we may not have free access to its cash flows. It will be necessary for us and other controlling shareholders of Oi to agree to approve any distributions from Oi. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi."

Oi has a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences.

        At December 31, 2010, Oi had total consolidated debt of R$29,136 million. Oi is subject to certain financial covenants that limit its ability to incur additional debt. Its existing level of indebtedness and the requirements and limitations imposed by its debt instruments could adversely affect its financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

  •
  incur additional debt;

  •
  grant liens;

  •
  pledge assets;

  •
  sell or dispose of assets; and

  •
  make certain acquisitions, mergers and consolidations.

        Furthermore, some of Oi's debt instruments include financial covenants that require it and some of its subsidiaries to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of its indebtedness contain cross-default or cross-acceleration clauses, and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

        If Oi is unable to incur additional debt, it may be unable to invest in its business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect its profitability. In addition, cash required to serve its existing indebtedness reduces the amount available to it to make capital expenditures.

        If Oi's growth in net operating revenue slows or declines in a significant manner, for any reason, it may not be able to continue servicing its debt. If it is unable to meet its debt service obligations or comply with our debt covenants, it could be forced to renegotiate or refinance its indebtedness, seek additional equity capital or sell assets. It may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Oi is subject to numerous legal and administrative proceedings, which could adversely affect its business, results of operations and financial condition.

        Oi is subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. It classifies its risk of loss from legal and administrative proceedings as "probable," "possible" or "remote." It makes provisions for probable losses but does not make provisions for possible and remote losses. At December 31, 2010, Oi had recorded provisions of R$6,793 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against it.

        At December 31, 2010, Oi had claims against it of R$15,305 million in tax proceedings, R$2,547 million in labor proceedings and R$1,372 million in civil proceedings with a risk of loss classified as "possible" or "remote" and for which it had made no provisions.

        If Oi is subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which it has provisioned or involve proceedings for which it has made no provision, its results of operations and financial condition may be materially adversely affected.

Oi is subject to delinquencies of its accounts receivables. If it is unable to limit payment delinquencies by its customers, or if delinquent payments by its customers increase, its financial condition and results of operations could be adversely affected.

        Oi's business significantly depends on its customers' ability to pay their bills and comply with their obligations to it. In 2010, Oi recorded provisions for doubtful accounts in the amount of R$979 million, primarily due to subscribers' delinquencies. As a percentage of Oi's gross operating revenue, its provision for doubtful accounts was 2.1% at December 31, 2010.

        ANATEL regulations prevent Oi from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record. If Oi is unable successfully to implement policies to limit subscriber delinquencies or otherwise select its customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect Oi's operating and financial results.

        In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the Brazilian Real, an increase in inflation or an increase in domestic interest rates, a greater portion of Oi's customers may not be able to pay their bills on a timely basis, which would increase its provision for doubtful accounts and adversely affect its financial condition and results of operations.

        Tele Norte Leste Participações S.A., a subsidiary of Telemar Participações S.A., whose ADRs are listed on the New York Stock Exchange, files its own Annual Reports on Form 20-F with the Securities and Exchange Commission. It filed its most recent Annual Report on Form 20-F on May 4, 2011, and that report contains additional information regarding the business, financial position, results of operations and risks relating to Oi. However, Annual Report on Form 20-F of Tele Norte Leste Participações S.A. is not incorporated by reference into our Annual Report on this Form 20-F.

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

If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service

        If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and have it certified by the U.S. Internal Revenue Service.

        Under Portuguese law, dividends paid by Portuguese companies are subject to withholding tax at a 21.5% rate. Dividends placed in bank omnibus accounts (except where the identity of the effective beneficiary is disclosed), are subject to withholding tax at a rate of 30%.

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

        If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the 21.5% rate. If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares, no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the 6.5% excess Portuguese withholding tax to you. However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 6.5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the

Directorate-General of Taxes of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the last day of the year in which the dividends were made available. See "Item 10—Additional Information—Taxation—Dividends."

        If you are an investment fund, pension fund or trust holding ADSs or ordinary shares, you should be aware that, under a guidance note issued by the Portuguese tax authorities, in order to benefit from the Treaty provisions, you must comply with certain additional requirements that are described in "Item 10—Additional Information—Taxation—Dividends." Although this is not demanded by the Treaty, the Portuguese tax authorities take the position that the compliance with the applicable requirements should be certified by the U.S. Internal Revenue Service, using a form or other mean specifically permitted for this purpose. If you are an investment fund, pension fund or trust, you should contact your tax advisor for more information regarding the requirements of the Portuguese tax authorities.

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 6.5% excess Portuguese withholding tax even if you fill out Form 22-RFI and are eligible to receive reimbursement as described above. You should contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Treaty.

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

        We provide telecommunications services mainly in Portugal (our "Portuguese operations") and through our significant strategic partnerships and investments in Brazil, certain countries in sub-Saharan Africa and Asia (our "international operations"). In Portugal, we provide services to the following customer categories:

  •
  Residential services, which provides integrated networks inside the customer's home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. We provide these services through our subsidiaries, in particular PT Comunicações, S.A. ("PT Comunicações");

  •
  Personal services, which provides mobile telecommunications services, such as voice, data and Internet-related multi-media services, in particular mobile phones, smartphones, tablets and laptops, through our subsidiary TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN");

  •
  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with data and business solutions, as well as IT/IS and business process outsourcing (BPO) services.

  •
  Wholesale services, which includes leased lines, interconnection services, unbundled access to our local loops, broadband ADSL services, wholesale line rental, access to ducts, transmission of television and radio signals and international carrier services.

  •
  Other services, which primarily includes our directories business and portal services that are provided in Portugal as part of our comprehensive service offering.

        Since the closing of our transaction with Oi on March 28, 2011, we also hold a 25.3% economic stake in Oi, which provides mobile, wireline, broadband and Pay-TV services in Brazil. As part of the same transaction, we acquired a 16.2% economic stake in CTX Participações S.A. ("CTX"), the parent company of Contax Participações S.A. ("Contax Participações") and Contax, which provides contact center services in Brazil. We also agreed to merge Dedic and GPTI, our subsidiaries that provide contact center and IS/IT services in Brazil, with Contax, subject to approval by our board of directors and shareholders and other conditions.

        In addition, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in Macau and East Timor in Asia.

        In Portugal, we are the leading provider of all of these services, except for IPTV and DTH services, according to data provided by ANACOM, the Portuguese telecommunications regulator. The provision of residential and enterprise services through our wireline business in Portugal continues to account for a large proportion of our revenues (47.2% during 2010) as compared to revenues derived from any other line of business.

Strategy

        We remain committed to discipline in our strategy, cost, operations and financial performance, and we aim to focus our resources on our core businesses and core regions, namely Portugal, Brazil and sub-Saharan Africa. Our strategy continues to be guided by the five medium-term strategic objectives:

  •
  grow our customer base to 100 million customers;

  •
  increase our exposure to international businesses up to two-thirds of our revenues;

  •
  seek and reinforce leadership in all domestic market sectors;

  •
  achieve performance in the top quartile of European companies in shareholder return and operating and financial results; and

  •
  become a reference company in sustainability efforts.

        Our success in achieving these goals is subject to a number of uncertainties, including the factors described in "Item 3—Key Information—Risk Factors."

        Some of our specific strategies to achieve these goals include the following:

  Portuguese Operations

  •
  reinforce leadership in all market sectors where we operate and aim at offering broad and convergent products and services;

  •
  continue to enhance our customer service;

  •
  continue to engage in innovations using a structural approach and benefiting from our estabhished strategic partnerships; and

  •
  continue to invest in technologically advanced fixed, mobile and integrated networks;

  International Operations

  •
  maximize the strategic value of our international assets and reinforce our focus on Brazil and sub-Saharian Africa; and

  •
  focus on operational and commercial efficiency of all assets and promote the sharing of best practices among all businesses.

Corporate Structure

        Our market is characterized by increasing competition and rapid technological change. Our subsidiaries are held directly and indirectly by Portugal Telecom in its role as holding company. We have integrated certain functions across the company, in particular information systems (PT Sistemas de Informação), research and development capabilities (PT Inovação), back office activities (PT Pro), central purchasing capabilities (PT Compras) and call center operations (PT Contact). The diagram below presents our different businesses as of the date of filing of this Annual Report on Form 20-F.

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

(3)
The acquisition of this investment was completed in March 2011, as explained in more detail below.

(4)
Includes our investment in Contax, which is explained in "—Recent Developments—Strategic Partnership with Oi" below, our investments in global telecommunications operators in the Cape Verde Islands, São Tomé and Principe Islands and Macau, mobile operators in Namibia and Angola, and other investments.

        For additional information on our significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

        The following table sets forth the operating revenues of each of our major business lines, on a standalone basis, for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(EUR millions)
Wireline services (Residential, Enterprise Services and Wholesale Services):
Retail	953.5	971.0	969.2
Wholesale	488.5	495.4	491.3
Data and corporate	286.5	300.7	287.7
Other	203.0	180.6	180.8

Total	1,931.5	1,947.8	1,929.0

Mobile services (Personal Services):
Services:
Customers	1167.3	1173.4	1099.0
Interconnection	231.2	161.0	141.9
Roamers	26.4	25.5	23.7
Total services	1,424.9	1,360.0	1,264.7
Sales	159.4	144.1	112.4
Other	9.3	13.7	10.4

Total	1,593.6	1,517.8	1,387.5

Other Operations	794.7	873.9	1088.3

Eliminations in consolidation	(558.4)	(606.0)	(662.5)

Total consolidated operating revenues	3761.2	3,733.4	3,742.3

        For information about the effects of seasonality on our business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

Recent Developments

Acquisition of Vivo by Telefónica

        On July 28, 2010, we signed an agreement with Telefónica for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel N.V. we owned. Brasilcel owned approximately 60% of the total share capital of Vivo Participações, S.A. ("Vivo"). The acquisition price of that capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million due on October 31, 2011 (though we may request that this final payment be made on July 29, 2011, in which case such final payment, and correspondingly, the total price of the acquisition, would be reduced by €25 million). The agreement also provided for certain other commercial arrangements between Telefónica and Portugal Telecom that were subsequently rendered inapplicable. Upon closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to Vivo were terminated.

Strategic Partnership with Oi

        On January 26, 2011, we announced that we had entered into a series of agreements with Oi, Brazil's largest telecommunications group, to acquire a significant stake in that company. In connection with our agreements to establish a strategic partnership with Oi, we also agreed to merge Dedic and GPTI, our subsidiaries that provide call center and IS/IT services in Brazil, with Contax, one of the leading corporate services company and the leader in contact center services in Brazil. Contax is currently controlled by the controlling shareholders of Oi, through CTX and Contax Participações. The Oi transaction closed on March 28, 2011. We also completed the acquisition of a 16.2% stake in CTX but have not yet completed the merger of Dedic and Contax, which is subject to the approval of our board of directors and shareholders and other conditions. Following the closing of the transaction, we hold a 25.3% econominc stake in Oi, and we expect to hold a 44% economic stake in CTX (42.0% prior to the merger of Dedic and Contax).

        For more information about the transaction, see "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi."

Sale of Interest in Universo Online S.A.

        On December 29, 2010, we reached an agreement for the sale of our 28.78% of stake in Universo Online S.A. ("UOL"), a Brazilian internet provider to a Brazilian businessman. The total consideration for the sale was R$356 million (€161 million as of December 31, 2010). The transaction closed on January 27, 2011.

Our Businesses

Portuguese Operations

        Our Portuguese operations are managed alongside two segments: wireline and mobile (TMN). Within each of the wireline and mobile segments, we provide services to five key customer categories:

  •
  Residential services, which provide integrated networks inside the customer's home enabling the simultaneous connection of multiple devices, including fixed line telephones, TVs (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. Profits and losses related to services provided to residential customers are recorded under the wireline segment;

  •
  Personal services, which provide mobile telecommunications services, such as voice, data and Internet-related multi-media services across several access devices, such as mobile phones, smartphones and tablets, as well as wireless datacards and dongles for internet access. Profits and losses related to services provided to personal customers are recorded under the mobile segment;

  •
  Enterprise services, including Corporate and SME/SOHO services, which provide our corporate as well as media and small business customers with data and business solutions, as well as IT/IS and business process outsourcing (BPO) services:

  •
  Corporate services, which targets large companies and provides data, Internet, video and voice communications, services, fixed mobile convergence solutions and selected information technology services, network managing and outsourcing; and

  •
  SME/SOHO services, which targets (1) small and medium enterprises ("SMEs"), providing vertical data and business solutions that are similar to our corporate services and (2) small office/home office ("SOHO") customers and provides cost-effective data and business solutions for those working in small businesses or at home;

  •
  Profits and losses related to services provided to Enterprise customers are recorded under both the wireline and mobile segments;

  •
  Wholesale services, which includes leased lines, interconnection services, unbundled access to our local loops, broadband ADSL services, wholesale line rental, access to ducts, transmission of television and radio signals and international carrier services. Profits and losses related to services provided to Wholesale customers are recorded under the wireline segment; and

  •
  Other services, which primarily includes our directories business and portal services that are provided in Portugal as part of our comprehensive service offering.

Residential Services (Included in our Wireline Business)

        Our residential customer category provides fixed line telephone services, Pay-TV (IPTV and DTH satellite TV) services and Internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated. The wireline business, as reported, includes not only the services and products provided to our residential customers but also fixed telecommunications services provided to corporate and SME/SOHO customers. A relevant part of our retail business is to residential customers, but retail services provided to business customers (described under "—Enterprise Services" below) are also reflected in the table below.

	As of December 31,
	2008	2009	2010
Retail accesses (thousands):
PSTN/ISDN(1):
Traffic-generating lines	2668	2,612	2,600
Carrier pre-selection	174	134	95
Total PSTN/ISDN lines	2843	2,746	2,695
Fixed broadband retail	710	862	1,001
TV customers	312	581	830
Total retail accesses	3865	4,189	4,527
Net additions (thousands):
PSTN/ISDN:
Traffic-generating lines	(110)	(56)	(12)
Carrier pre-selection	(63)	(40)	(39)
Fixed broadband retail	73	152	139
TV customers	291	269	249
Total retail accesses	191	325	337
Retail RGU per PSTN/ISDN line(2)	1.53	1.53	1.68
ARPU (Euros)	29.2	30.1	30.1
Retail traffic (millions of minutes)	4,990	4,713	4,581

(1)
The public switched telephone network ("PSTN") is the traditional telephone system that runs through copper lines. The integrated digital services network ("ISDN") is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

(2)
Revenue generating units ("RGUs") are individual subscribers of our services.

(3)
The average revenue per user ("ARPU") is the monthly average service revenues per average number of users in the period.

  Fixed Line Network

        We had approximately 4.9 million telephone and asymmetric digital subscriber line ("ADSL") access lines in service at December 31, 2010, excluding external supplementary lines, direct extensions and active multiple numbers. We break our fixed line network down into retail accesses and wholesale accesses. Within retail accesses, we report:

  •
  traffic-generating lines held by subscribing customers;

  •
  carrier pre-selection lines, which are lines of competitors for which those customers have elected to use our services;

  •
  fixed broadband retail lines; and

  •
  Internet protocol television ("IPTV") customers.

        The number of active mobile cards (the mobile equivalent of main lines) exceeds the number of fixed line main lines in Portugal, and traffic that once was transmitted in whole or in part on our fixed line network is now carried on our mobile network or on the network of other mobile operators. We are addressing this trend by encouraging increased use of our fixed line network for bundled services, including not only fixed telephone services but also broadband internet access and Pay-TV services, primarily offered as triple-play packages.

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. Moreover, in May 2009, we announced our objective to cover one million homes with Fiber-to-the-Home ("FTTH"), which we achieved by the end of 2010. Our FTTH network, which is developed in urban areas, is a strategic investment to improve our competitiveness in the market not only in residential services, where we can offer distinctive Pay-TV and bundled offers, but also for our enterprise services, where trends like cloud services, outsourcing of infrastructure and software applications are emerging rapidly.

        We measure volume on our network in terms of traffic, which is the number of minutes that our retail and wholesale accesses are used. Total traffic on the network has been decreasing since 2002, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up Internet users to ADSL. However, in the fourth quarter of 2010, positive net additions of fixed lines were achieved for the first time in seven years, primarily due to strong performance of Meo double-play and triple-play offers.

        We are required to provide carrier selection to our customers for all kinds of traffic. See "—Regulation-Portugal—Number Portability and Carrier Selection." Carrier selection has been an additional factor that has contributed to the reduction in traffic on our network.

        Except for customer pre-selection and Internet traffic, we account for traffic originating on our network as fixed line telephone services, described below, and we allocate the revenue billed to customers to those services. Traffic originating on other networks but terminating on our network, and the related revenue, is allocated to our wholesale services described under "—Wholesale Services" below.

  Fixed Line Telephone Services

        We provide public fixed line telephone services in Portugal to retail customers. This business area provided €969.2 million and €971.0 million during 2010 and 2009, respectively.

        We distinguish between two principal sources of revenue in the provision of fixed telephone services:

  •
  Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as, in most cases, a monthly fee from pricing packages, which can include broadband and Pay-TV; and

  •
  Traffic, including charges for the use of our fixed line network based on rates dependent on the amount and type of usage.

        In recent years, fixed line traffic has continued to decrease, primarily due to the trend toward the use of mobile services instead of fixed line services and strong competition from fixed and cable operators, though partially offset by the strong performance of our Meo double-play and triple-play offers.

  Pay-TV Services

        IPTV Services.    In 2008, we announced the launch of our nationwide Pay-TV offer, which includes DTH (satellite) and IPTV offers. Our television strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Meo is our TV brand across the various platforms, namely at home (through IPTV and satellite), through mobile handsets (through Meo Mobile) or through personal computers. Meo provides access to a comprehensive content offering, with more than 120 TV channels and over 2,500 video-on-demand titles. We offer tiered packages of channels, as well as on-demand availability that can be subscribed for directly through the TV set in real time. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. We were the first operator in Portugal to introduce HDTV and have the most extensive video-on-demand offer in the market.

        In 2008, Meo launched a "quintuple-play" offer, including Pay-TV, fixed broadband, voice, video-on-demand and mobile broadband.

        In 2009, Meo further reinforced its position in the Portuguese market by launching several features to differentiate its offer, including (1) real video-on-demand (VoD) with DVD-like features and a catalog of more than 2,500 movies, including high definition ("HD"), (2) catch-up TV, (3) an electronic programming guide accessible remotely through the Internet and the mobile phone, (4) TV channel recording, which can be remotely programmed through the Internet or through the mobile phone, (5) gaming, karaoke and several interactive content and service areas, (6) access to personal photo folders and (7) customized offers for kids. In addition, we launched Meo@PC, allowing customers to have online access to Meo's Pay-TV service through their personal computers, strengthening the mobility and convergence attributes of Meo.

        Meo's VoD offer, which includes movies from five Hollywood studios, is a key differentiating feature of the service, as more than 55% of Meo's IPTV customers have already used VoD on a paid basis, consuming on average 2.3 movies per month.

        In 2010 and early 2011, we continued to add to the channels and features available on Meo, including (1) several new channels, including FoxLife, Channel Q, Food Network HD, Mezzo Live HD and Travel Channel HD, (2) channel interactivity, including TVI Secret Story Interactivo, an exclusive interactive channel developed in partnership with TVI, a free-to-air broadcast channel, (3) Meo Online, which gives access to Meo's VoD catalogs through PCs, (4) Meo Jogos, which offers games from leading game developers, (5) Music Box, an integrated service for mobile phones, PCs and TV; and (6) Meo Remote, an application allowing Meo customers to install a Meu remote control on their smartphones and tablets.

        As of December 31, 2010, we had 830 thousand TV customers.

        DTT Services.    In 2008, we were notified of the final decision of ANACOM endorsing the Draft Final Decision of the Portuguese Committee of Evaluation to allocate to us the frequency usage rights for Digital Terrestrial Television ("DTT") associated with the system for combining more than one information stream into a single stream for transmission ("Multiplex" or "Mux"), namely Mux A (transport of free-to-air signal) and Muxes B to F (Pay-TV service). In 2009, the Portuguese Media Regulatory Entity (Entidade Reguladora para a Comunicação Social, or "ERC"), an independent regulatory authority for the Portuguese media, notified us of its final decision to grant us a license to act as a TV distribution operator.

        We launched DTT (with DVB-T) in 2009, initially covering 29 municipalities and over 40% of the population. By the end of 2009, this figure reached 80% of the population. The switch-off of analog television is foreseen for April 2012, although this may happen sooner given that by the end of 2010, coverage reached 100% of the population.

        On December 22, 2010, ANACOM approved a draft decision regarding the alteration of the operating channel Mux A of the DTT, assigned to PT Comunicações. In addition, on December 22, 2010, ANACOM approved the final decision on the identification of re-transmitters and respective dates of termination of broadcasts of the pilot phase provided in the detailed plan for the cessation of analog terrestrial television broadcasts (i.e., switch-off plan). On December 27, 2010, invoking reasons of public interest, ANACOM initiated a process to change the radio channels assigned to PT Comunicações with the goal of improving efficient spectrum management and harmonizing the conditions of use of frequencies in the 800 MHz band.

        We requested that ANACOM revoke frequency usage rights associated with Muxes B to F and requested that ERC revoke the license to act as a TV distribution operator. ANACOM issued a draft decision on January 29, 2010, pursuant to which ANACOM stated that it intended to revoke the action granting PT Comunicações the right to use the frequencies associated with Muxes B to F, retroactive to January 29, 2010. This draft decision was submitted to a public consultation. On July 12, 2010, ANACOM made a final decision to revoke the granting of rights of use of the frequencies associated with Muxes B to F and, consequently, the five titles that document the rights assigned to PT Comunicações. The revocation decision was retroactive to the date of the draft decision issued by ANACOM on January 29, 2010. As a result, we continue to use the Mux A (transport of free-to-air signal) for our DTT services but do not provide Pay-TV channels through our DTT services. We provide our Pay-TV channels instead using FTTH, ADSL and DTH technologies.

        As to the request submitted to ERC, this authority issued a draft decision, under which it stated that reasons of public interest prevented revoking the license granted to PT Comunicações to operate as a TV distribution operator using the frequencies allocated by ANACOM for that purpose. This draft decision was also submitted to a public consultation. The final decision, issued on March 17, 2010, maintained ERC's draft position. The decision process of the ERC is independent from that of ANACOM.

  Fixed Broadband Retail Services

        We offer Internet access through the lines of our fixed line network. As of December 31, 2010, we had approximately 1.0 million fixed broadband retail customers, which represented an overall increase of 16% over the previous year. The majority of these customers use our ADSL services. However, we also offer dial-up paid and free Internet access services.

  How We Report Residential Services in Our Financial Statements

        We report our entire residential services customer category revenues within the wireline business in our financial statements.

Personal Services (Included in our Mobile Business)

        We provide telecommunications and data mobility services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops through our mobile business. We conduct our mobile business in Portugal through our wholly-owned subsidiary TMN. TMN is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile telephone cards connected to its network, as well as by revenues, margins and profits.

        Operating revenues from TMN amounted to €1,387.5 million in 2010 compared to €1,517.8 million in 2009. At December 31, 2010, there were approximately 159.9 active mobile telephone cards per 100 Portuguese inhabitants according to ANACOM. The table below provides statistical information relating to TMN.

	As of December 31,
	2008	2009	2010
Number of subscribers (thousands)(1)	6,933	7,252	7,419
Subscriber growth per annum(%)	11	5	2
Number of subscribers per 100 inhabitants (including competitors' subscribers)(2)	140.4	149.9	159.9
Estimated market share by number of subscribers(%)(3)	46.6	45.5	45
Number of employees	1,082	1,004	1,029

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

        At the end of 2010, TMN's UMTS population coverage was approximately 93%, and its geographic coverage was about 68%, or 4,194 municipalities out of a total of 4252 in Portugal, including every municipality with over five thousand inhabitants.

        TMN paid spectrum fees in 2010 and 2009 of €21 million and €24 million, respectively, for the use of its 900 MHZ and 1800 MHZ GSM network and its UMTS network. These spectrum fees are recorded as an operating expense in our financial statements.

        During 2010, TMN introduced the following new services in Portugal:

  •
  an internet tablet service offering allowing mobile data access from tablet personal devices;

  •
  "tribal plans," which are pricing plans targeted at youth customers;

  •
  new unlimited mobile broad band tariff plans to increase penetration;

  •
  new "TMN unlimited" and "all net unlimited" postpaid pricing plans aimed at the high value customers;

  •
  a new "e nunca mais acaba" prepaid pricing plan aimed at the mass market, including free and unlimited communications with TMN customers;

  •
  "Music Box," a new cross-platform music service for mobile phones, computers and TVs, with sharable playlists across all devices;

  •
  a new handset application store and a Facebook store; and

  •
  "Car Control," a new location-based security service for cars.

        During 2010, in order to support our innovative service offering and distinguish it from the market, TMN launched the following new products in Portugal:

  •
  the Samsung Galaxy-S, an advanced smartphone based on the Android operating system;

  •
  the Samsung Galaxy Tab, a tablet PC based on the Android operating system;

  •
  an exclusive arrangement to market the Samsung Omnia 7, the first mobile phone in Portugal to integrate the Windows 7 operating system;

  •
  the i-Phone 4; and

  •
  the Sapo a5, a low-cost smartphone using the Android operating system.

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

        TMN also offers a variety of services for access to e-mail or Internet through Wi-Fi, GPRS and UMTS. GPRS is a mobile data service standard for GSM handsets. Currently, TMN offers speeds up to 21.6 Mbps. TMN also provides internet access through more than 1,600 hot spots.

        In 2010, TMN contined to strengthen its mobile broadband offerings, increasing the speed and download capacity to its customers. As part of its efforts to maintain its strong market position in innovative products, TMN performed a long-term evolution ("LTE") technical trial. TMN has been investing significantly in new services, such as (1) Music Box, an integrated service for mobile phones, PCs and TV that provides access to a catalog of millions of music tracks, with immediate access to unlimited streaming from the main global music companies; (2) TMN's application store making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT's portal Sapo in the online world and partnerships with third parties; (3) Meo Mobile, which makes available 40 TV channels, in various areas such as information, sports, entertainment, children and other, on the mobile phone, and (4) Pond, an aggregation service that enables the access to multiple personal accounts and aggregation of social network accounts. This service and applications offering is complemented with the internetnotelemóvel service, which offers internet access on mobile phones in any place at any time and also access to TMN's innovative mobile portal.

        As part of its innovation strategy, TMN recently launched its internet Pad service offering, a new mobile data access offer specifically designed for tablet PC's, aimed at establishing a leading position in this high-growth market. The internet Pad offer was recently further reinforced with the integration of the Samsung Galaxy Tab, based on the Android operating system.

        TMN offers data services specifically focused on the corporate customer category, such as SMS Express and the POS Mobile service. SMS Express allows users to send messages to a mailing list in a quick, automatic and easy form. POS Mobile allows TMN corporate clients to use POS (point of sale) mobile equipment to receive debit or credit payments at any place with total security. TMN also launched Localizz, which is a location-based service that allows mobile management and localization of a company's resources (such as handsets, cars, machines and containers) through an Internet website.

        TMN has a low-cost brand "Uzo" that targets low-cost subscribers and uses TMN's GSM network. Uzo offers a very simple service to its customers with no obligatory recharges and one tariff for voice calls and SMSs to all networks. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo's products and services are offered through the Internet, Uzo's call centers (which are separate from TMN's call centers) and independent news stands and shops located throughout Portugal.

  Subscribers and Traffic

        TMN is the market leader in mobile services in Portugal, according to ANACOM. At December 31, 2010, TMN had approximately 7,419 million subscribers, representing an increase of 2.3% from December 31, 2009. At December 31, 2010, TMN's subscribers represented 45% of the total mobile subscribers in Portugal. During 2010, TMN's share of new mobile subscribers (net additions) was 39.5% according to ANACOM.

        In addition to the increase in the number of subscribers, mobile usage grew during 2010. TMN's voice traffic in terms of minutes grew by 7.1% to 10.54 billion minutes in 2010, compared to 9.84 billion minutes in 2009. Average monthly usage per subscriber increased by 3.0% to 121 minutes in 2010, compared to 117 minutes in 2009, primarily because a greater proportion of subscriber growth was in the lower sections of the market.

  Prices and Revenue Breakdown

        We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Mobile telephone charges are not regulated. Traffic charges, sales of handsets and connection and subscription fees represented approximately 91.4%, 8.1% and 0.5%, respectively, of TMN's revenues in 2010 and approximately 90.1%, 9.5% and 0.4%, respectively, of TMN's revenues in 2009.

        Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on TMN's business. Since 2005, when ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market, ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. Interconnection rates have been reduced steadily since then. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings. In 2010, termination rates followed the new glide path defined by ANACOM on May 21, 2010. Pursuant to this decision, the maximum wholesale prices to be applied by mobile operators with significant market position in the termination of voice calls in individual mobile networks (market 16) are as follows: (1) €0.06 as of May 24, 2010; (2) €0.055 as of August 24, 2010; (3) €0.05 as of November 24, 2010; (4) €0.045 as of February 24, 2011; (5) €0.04 as of May 24, 2011 and (6) €0.035 as of August 24, 2011.

  Products and Marketing

        TMN offers a variety of innovative products. It was the first operator in the world to offer pre-paid services, and its prepaid and discount products are popular. We estimate that at the end of 2010, approximately 69% of its subscribers were using TMN's prepaid products. TMN has been expanding its subscriber base through increased advertising and the use of its own distribution network. In recent years, TMN has focused on encouraging the use of mobile services by young people through SMS incentive packages.

        TMN markets its services through more than 2,573 points of sale, including TMN's sales force, Portugal Telecom retail shops, TMN shops, supermarket chains and independent dealers.

  Network and Capital Investment

        In recent years, TMN has made significant investments in its second and third generation networks. As a result of its investments, TMN has a technologically advanced high capacity network that provides extensive coverage across Portugal. As of the end of 2010, TMN's digital network had 4,706 GSM base stations, including 72 base stations added during 2010, and 3,678 UMTS B nodes, including 160 B nodes added during 2010. As of December 31, 2010, these GSM base stations covered more than 98% of continental Portugal and 99% of the Portuguese population, and the UMTS B nodes covered approximately 68% of continental Portugal and 93% of the Portuguese population.

        Roaming.    Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2010, TMN had entered into GSM roaming agreements with a total of 461 operators (in 219 countries), 301 GPRS roaming agreements (in 173 countries) and 170 3G roaming agreements (in 94 countries).

  Equipment Sales

        TMN sells mobile phones and related equipment in Portugal. Equipment sales contributed €112.4 million, €144.1 million, and €159.4 million to TMN's operating revenues in 2010, 2009 and 2008, respectively.

  TMN's Commitment to the Portuguese Information Society

        Under the terms of its UMTS license, TMN committed to invest in the development of the Portuguese information society. TMN's outstanding commitments were determined in May 2007 to be approximately €355 million. As part of these commitments, TMN was required to co-invest with the Portuguese Government in providing laptop computers with wireless broadband connectivity, at a discount, to teachers, students and certain other individuals through 2015. In 2007, we recorded an intangible asset and a corresponding liability on our balance sheet in the amount of €233 million, equivalent to the present value of the contributions related to those information society initiatives that are not in the ordinary course of TMN's business. In addition, in 2007 TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million and in 2009 TMN was required to co-invest with the Portuguese Government in providing laptop computers to young students, in the amount of €11.5 million. As of December 31, 2010, our expenses relating to the liabilities recorded in 2007 and 2009 had been fully reflected in our financial statements, and the only liabilities on our balance sheet relating to our commitments under the terms of TMN's license were liabilities in the ordinary course of our business.

  How We Report Personal Services in Our Financial Statements

        We report our entire personal services customer category revenues within the mobile business in our financial statements.

Enterprise Services (Included in Both Our Wireline and Mobile Businesses)

        We provide enterprise services to corporate and SME/SOHO customers that need diversified telecommunications solutions and integration with IT services. These services include:

  •
  Network services, namely fixed voice services, fixed and mobile convergence services, broadband data, Ethernet services, digital leased lines and VSAT services, business high band Internet accesses and applications, and global services for multinational customers;

  •
  IT services, namely data center services (housing and hosting), storage, application servers, private virtual servers and systems administration, desktop management services, security managed services based on a Security Operations Center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy; and

  •
  Business solutions and applications, namely unified communications, IP Centrex and voice servers, digital signage—Corporate TV, business videocommunications and telepresence solutions, business process outsourcing (BPO), vertical solutions for special business market customer categories (health care, the public sector), special bundling services for small and medium-size enterprises, using the "Office Box" brand name, and outsourcing.

        In addition to the service offerings described above, we provide our customers with sector-specific solutions, especially in the health, education and public sectors. We are maintaining our focus on the developing convergent offers for SMEs for specific sectors, such as "Office Box Cafés e Restaurantes" (for coffee shops and restaurants) and "Office Box Médicos e Clínicas" (for physicians and medical practices).

  Services

        We have developed a full range of telecommunications services for businesses, and we integrate these services (together with other services we offer, such as fixed line services and mobile services) to provide our customers with service packages. By combining our communications capabilities with our software-based integrated systems and applications, we offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We believe we are the primary service provider in Portugal capable of offering customers a full range of integrated and customized services.

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

        In 2010, we launched several vertical offers targeting corporate services customer category, including (1) Menu Box, an integrated multi-media service targeted at the food and beverage sector, leveraging a combination of leading software tools and hardware bundles, (2) Lex Box, a solution oriented for customers in legal services integrating fixed, mobile voice and broadband services with specialized software which enables access to legal content and (3) Corporate Fiber, a television service for customers in the health and hotel sectors with customized corporate channel, content and remote control of channel selection.

        In September 2010, we announced that we had entered into a partnership with Cisco towards the development, implementation and launch of new services of cloud computing, which include virtual services and unified communications, intended to help companies adopt more efficient business models by reducing costs related to information technology.

        In December 2010, we signed a collaboration agreement with SingTel, the Singapore telecommunications company. This agreement provides for: (1) sharing best practices and benchmarks in operational and commercial areas related to fiber and IPTV, (2) cooperation in research and development, including the joint creation of multiplatform applications and solutions, (3) development of innovative applications for fixed and mobile high speed networks, (4) leveraging economies of scale through joint procurement and (5) promotion of internship programs allowing the employees of both companies to share best practices and experiences.

  Networks

        We provide services over the largest IP/MPLS backbone in Portugal. We have points of presence in all major cities throughout Portugal, and we link our network to our customers' premises through switches and access points that we own. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. We also provide high speed Internet access through ADSL and Ethernet.

        When we receive revenues from services offered through lines leased by our subsidiary PT Prime from PT Comunicações, we typically divide the revenues between PT Prime's own direct billings to its customers and leased line revenues from the wholesale business of PT Comunicações. Revenues from fixed line voice services for corporate customers are not reflected in PT Prime's revenues, as they are included in retail revenues.

  Data Centers and Systems Integration Services

        We offer an integrated range of telecommunications and information technology services to the business market. Our goal is to service all of our customers' telecommunications needs and to leverage the traditional offering of products and services from Portugal Telecom.

        We have a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce our position as a leader in this area, we are pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers. To support these new services and to respond to the increasing demand of e-business integrators, we have opened Data Centers in Lisbon and Oporto as well as in Funchal and Ponta Delgada, in the Madeira and Azores islands, respectively. These facilities allow us to provide services, such as co-location, sophisticated web hosting, ISP services, data storage, disaster recovery and ASP services.

        In February 2011, we announced the construction of a new Data Center in Covilhã, Portugal, which will be a 45,000-square meter facility with installation capacity for over 50,000 servers. The Data Center has been designed to be energy efficient, including a wind park with an expected 28 towers. The Data Center will be supported by a fiber network to connect it to major global communications networks and is expected to focus on providing data storage capacity to customers outside Portugal and cloud computing services. We expect that the Data Center will become operational in 2012.

        We also offer services focused on the integrated management of networks ranging from local area networks ("LANs"), to software applications, including PC management.

  Marketing and Customer Care

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

  How We Report Enterprise Services in Our Financial Statements

        We report revenues from fixed telecommunications services, including fixed line, data and corporate services, provided to corporate and SME/SOHO customers within our wireline business. We report mobile services provided to corporate and SME/SOHO customers within our mobile business.

Wholesale Services (Included in Our Wireline Business)

        Wholesale services provided €491.3 million and €495.4 million to our wireline operating revenues in 2010 and 2009, respectively. The table below sets forth the total number of wholesale lines (or accesses), net wholesale additions and other information as of the dates indicated.

	As of December 31,
	2008	2009	2010
Wholesale accesses (thousands):
Unbundled local loops	305	281	242
Wholesale line rental	76	63	62
Fixed broadband wholesale	53	54	52
Total wholesale accesses	434	398	356
Net additions (thousands):
Unbundled local loops	14	(25)	(38)
Wholesale line rental	(65)	(12)	(2)
Fixed broadband wholesale	(8)	1	(2)
Total wholesale accesses	(59)	(36)	(42)
Wholesale traffic (millions of minutes)	6,898	6,512	6,286

        Our wholesale services consist of:

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

  •
  provision of co-location services and access to ducts, poles and associated facilities to other telecommunications operators in Portugal;

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

  Interconnection Traffic

        Interconnection traffic comprised about 42% of our wholesale business in terms of revenues in 2010. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates namely for call termination, call origination, transits and international interconnection.

        Wholesale traffic is generated by the interconnection portion of our wholesale business and increased by 1.6% in 2010 compared to 2009 and decreased by 5.0% in 2009 compared with 2008. This increase in 2010 was primarily due to increases in national terminated traffic and in wholesale operators' outgoing traffic.

  Prices

        Domestic interconnection revenue per minute for calls terminated on our network declined by 6% in nominal terms in 2010 compared to 2009 and by 7% in 2009 compared with 2008. International interconnection revenue per minute for wholesale operators' outgoing traffic decreased 13% in nominal terms in 2010 compared with 2009, and by 5% in 2009 compared with 2008. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented (with costs audited by ANACOM) plus a margin.

  Leased Lines

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

  How We Report Wholesale Services in Our Financial Statements

        We report substantially all of our revenues from wholesale services in the "wholesale" line item within the wireline business in our financial statements.

Other Services

        We also generate revenues from our telephone directories business and from sales of telecommunications equipment.

  Directories

        Operating revenues from our directories business amounted to €66.2 million and €80.1 million in 2010 and 2009, respectively. We subcontract to Páginas Amarelas (an affiliated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 72% of its gross revenues from the sale of advertising space.

  Sales of Telecommunications Equipment

        Revenues from sales of telecommunications equipment amounted to €46.6 million and €43.2 million in 2010 and 2009, respectively, including the sale of handsets, modems and other telecommunications equipment.

  Other

        We also record revenue from advertising on sapo.pt, our Internet portal, contractual penalties imposed on customers and rentals of equipment and other infrastructure.

  How We Report Other Services in Our Financial Statements

        We report revenues from our other services within the wireline business in our financial statements. In "Item 5—Operating and Financial Review and Prospects—Results of Operations," we report our directories business as a separate line item within our wireline business, we report our revenues from sales of telecommunications equipment as the "Sales" line item within our wireline business and we report the remaining revenues as "Other."

Marketing

        We have increased our marketing efforts aimed at customer loyalty and promoting increased use of our wireline telephone services. We aggressively promote the sale of products and services targeted to specific customers through, among other things, the rollout of flat-rate pricing plans.

        We use market research programs to evaluate customer satisfaction and service quality and to help develop new products. We focus our marketing on different sections of the residential and business market. We have an advanced billing and customer information system and a marketing information database that combines usage and other relevant data.

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

        We have developed a distribution network through our retail service centers and agents such as supermarkets and other retail outlets. Our customer support system allows us to develop and implement strategies to sell new and expanded services to our customers. We often use telemarketing to both the residential and small and medium-sized enterprise market categories to develop closer relationships with our customers.

        We have continued to pursue our strategy of market segmentation, namely our residential and business market customer categories, and established partnerships between our subsidiaries to offer integrated telecommunications solutions to corporate customers, including simpler voice services and integrated website solutions. We have also executed agreements with corporate associations to benefit small businesses.

        We continue to aggressively market Meo, our Pay-TV service. Meo is an integrated offer of voice, internet and Pay-TV services and is a key component of our strategy, strengthening and differentiating our offer to residential customers. We have continued to launch innovative features to encourage subscriptions to Meo, including: (1) real video on demand, with DVD-like functionalities and a catalog of more than 2,500 movies, (2) catch-up TV, (3) an electronic programming guide accessible through the Internet and the mobile phone, (4) TV channel recording, which can be remotely programmed through the Internet or through the mobile phone, (5) gaming, karaoke and several interactive content and service areas, (6) access to personal photo folders and (7) customized offers for kids. We continue to add channels, features and functionalities to Meo. See "—Residential Services—Pay-TV Services" above.

International Operations

Brazil

  Sale of Interest in Vivo

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. We reflect Vivo in our statements of income and cash flows for periods prior to September 27, 2010 as a discontinued operation. As of December 31, 2010, none of the assets or liabilities of Vivo are reflected on our balance sheet.

        Our audited consolidated financial statements included in this Annual Report on Form 20-F include the results of operations and cash flows of Vivo as a "Discontinued Operation" for the period prior to our sale of our interest in Vivo to Téléfonica S.A. on September 27, 2010. Vivo provides mobile telecommunications services throughout Brazil.

  Oi Transaction

        On January 26, 2011, we announced that we had entered into a series of agreements with Oi, Brazil's largest telecommunications group, to acquire a significant stake in that company. In connection with our agreements to establish a strategic partnership with Oi, we also agreed to merge Dedic and GPTI, our subsidiaries that provide call center and IS/IT services in Brazil, with Contax, one of the leading corporate services company and the leader in contact center services in Brazil. Contax is currently controlled by the controlling shareholders of Oi, through CTX and Contax Participações. The Oi transaction closed on March 28, 2011. We also completed the acquisition of a 16.2% stake in CTX but have not yet completed the merger of Dedic and Contax, which is subject to the approval of our board of directors and shareholders and other conditions. Following the closing of the transaction, we hold a 25.3% economic stake in Oi, and we expect to hold a 44% economic stake in CTX (42.0% prior to the merger of Dedic and Contax). See "—Strategic Alliances—Strategic Partnership with Oi" below for more information about this strategic partnership.

  Other Brazilian Investments

        Dedic/GPTI.    Our subsidiaries Dedic and GPTI provide call center and IS/IT services in Brazil. Dedic's operating revenues were R$479.4 million in 2010 (€205.6 million), R$402.3 million in 2009 (€145.2 million) and R$307.8 million in 2008 (€115.1 million); GPTI's operating revenues were R$133 million in 2010 (€56.9 million). As of December 31, 2010, our participation in Dedic was 87.5%, and Dedic had 100% ownership of GPTI. As described above, we have agreed to merge Dedic and GPTI with Contax, subject to the approval of our board of directors and shareholders and other conditions.

        UOL.    On December 29, 2010, we reached an agreement for the sale of our 28.78% stake in Universo Online S.A., Brazil's largest internet provider by revenue, to a Brazilian businessman, for R$356 million. UOL's total operating revenues were R$816.7 million in 2010 (€350.5 million), R$726.4 million in 2009 (€262.2 million) and R$577.2 million in 2008 (€216.2 million).

Africa and Asia

        Our subsidiary Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. manages all of our international businesses other than our investment in Oi described above.

  Operations in Africa

        We have several investments in Africa, including investments in Angola, Cape Verde Islands and Namibia. In 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% stake in Africatel, the holding company formed to hold all of our interests in sub-Saharan Africa and whose main assets are Unitel, Cabo Verde Telecom, MTC and CST. In 2008, Helios increased its stake in Africatel to 25%. Our interest in the individual companies described below reflects the percentage of capital of those companies owned by Africatel.

        Unitel in Angola.    In 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in 2001. As of December 31, 2010, Unitel had 6,128 thousand subscribers, of which 99% were prepaid cards.

        Unitel's total gross operating revenues were US$1,502.0 million in 2010 (€1,133.8 million), US$1,562.1 million in 2009 (€1119.9 million) and US$1269.4 million in 2008 (€863.1 million).

        Cabo Verde Telecom.    Africatel owns 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands.

        At December 31, 2010, Cabo Verde Telecom had 72 thousand fixed lines in service, which represents approximately 13.9 fixed main lines per 100 inhabitants. Cabo Verde Telecom had

308 thousand active mobile telephone cards at December 31, 2010, of which 99% were prepaid customers.

        Cabo Verde Telecom's total gross operating revenues were €84.0 million in 2010, €76.9 million in 2009 and €73.1 million in 2008.

        MTC in Namibia.    In 2006, we acquired 34% of the capital of MTC, the Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31, 2010, MTC had 1,666 thousand customers, of which 94% were customers under prepaid plans. MTC's revenues were 1,444.0 million Namibian dollars (€148.9 million) in 2010, 1,443.8 million Namibian dollars (€123.7 million) in 2009 and 1,277.0 million Namibian dollars (€105.9 million) in 2008.

        CST in São Tomé and Principe.    Africatel owns 51.0% of the share capital of CST—Companhia Santomense de Telecomunicações, S.A.R.L. ("CST"), which provides fixed, mobile and data services in São Tomé and Principe. As of December 31, 2010, CST had 102.7 thousand mobile customers. CST's revenues were €12.7 million in 2010, €11.9 million in 2009 and €9.1 million in 2008.

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

        At December 31, 2010, CTM had 178 thousand fixed main lines in service. This figure represents approximately 32.2 fixed main lines per 100 inhabitants. CTM's mobile telephone services were 515 thousand customers at December 31, 2010.

        CTM's total gross operating revenues were 2,760.2 million Patacas (€260.1 million) in 2010, 2,439.2 million Patacas (€ 219.2 million) in 2009 and 2,442.0 million Patacas (€ 206.9 million) in 2008.

        Timor Telecom.    We also have a 41.12% interest in Timor Telecom, S.A. ("Timor Telecom"), a telecommunications provider for fixed and mobile services in East Timor. As of December 31, 2010, Timor Telecom had a total mobile customer base of 473 thousand and 3 thousand fixed lines. Timor Telecom's revenues were US$57.2 million in 2010 (€43.2 million), US$48.6 million in 2009 (€34.9 million) and US$38.5 million in 2008 (€ 26.2 million).

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

        PT Pro.    PT Pro aggregates all our back-office activities in Portugal. PT Pro takes advantage of economies of scale and process alignments throughout our group to reduce costs in back-office activities. The creation of PT Pro has also allowed for a reduction of the execution risk of our financial reporting function through standardization of processes and implementation of best practices.

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

Strategic Alliances

Strategic Partnership with Oi

        On January 26, 2011, we announced that we had entered into a series of agreements with Oi, Brazil's largest telecommunications group, aimed at acquiring a minimum 22.38% direct and indirect economic stake in Telemar Norte Leste S.A., the main operating company of Oi. In connection with our agreements to establish a strategic partnership with Oi, we also agreed to merge Dedic and GPTI, our subsidiaries that provide call center and IS/IT services in Brazil, with Contax, one of the leading corporate services company and the leader in contact center services in Brazil. Contax is currently controlled by the controlling shareholders of Oi through CTX and Contax Participações. The Oi transaction closed on March 28, 2011, except for the merger of Dedic and Contax. Following the closing of the transaction, we currently hold a 25.3% direct and indirect econominc stake in Oi and we expect to hold a 44% economic stake in CTX (42.0% prior to the merger of Dedic and Contax).

  Background and History

        We use the term "Oi" to refer, collectively, to Telemar Participações S.A. ("TmarPart"), its subsidiary Tele Norte Leste Participações S.A., a Brazilian company whose ADRs are listed on the New York Stock Exchange ("TNLP"), and TNLP's subsidiaries, including Telemar Norte Leste S.A. ("Telemar"), mentioned above, a Brazilian company with shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros, or "BM&FBOVESPA"). TNLP and its subsidiaries provide telecommunications services in Brazil using the brand name "Oi", including:

  •
  fixed-line telecommunications business in Regions I and II of Brazil, which include local and long-distance services, network usage services (interconnection) and public telephones;

  •
  mobile telecommunications services throughout Brazil (Regions I, II and III); and

  •
  other miscellaneous services, which include operating a fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela; an internet portal under the brand name "iG"; subscription television services and broadband internet access to the residential, commercial and corporate market categories in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais through its subsidiary WAY TV Belo Horizonte S.A.; and subscription television services using DTH satellite technology in the States of Minas Gerais, Paraná, Rio Grande do Sul, Rio de Janeiro and Santa Catarina.

        On July 28, 2010, AG Telecom Participações S.A., or "AG Telecom," and LF Tel S.A., or "LF Tel," companies that are part of the controlling group of TNLP, and with TmarPart, TNLP and Telemar as intervening parties, entered into a letter of intent with Portugal Telecom to establish the main terms that would serve as a framework for the negotiation of our strategic partnership with Oi. On January 25, 2011, Portugal Telecom and our subsidiary Bratel Brasil S.A. ("Bratel") entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A. (a subsidiary of AG Telecom, hereinafter referred as "Luxemburgo" and, together with AG Telecom, "AG"), LF Tel, BNDES Participações S.A., or "BNDESPar," Fundação Atlântico de Seguridade Social, or "FASS," Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, or "PREVI," Fundação Petrobrás de Seguridade Social—PETROS, or "PETROS," and Fundação dos Economiários Federais—FUNCEF, or "FUNCEF," to implement our strategic partnership with Oi. Under these agreements, the transactions described below have been completed.

        On March 28, 2011:

  •
  Bratel acquired from BNDESPar, PREVI, PETROS and FUNCEF an aggregate of 261,631,051 common shares issued by TmarPart, representing 9.6% of TmarPart's total outstanding common shares;

  •
  Bratel acquired from Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. a 35% stake in each of Pasa Participações S.A. and EDSP75 Participações S.A., respectively, holding companies that own 100% of the share capital of AG Telecom and LF Tel.

  •
  TmarPart increased its share capital through the issuance of 186,664,449 common shares, in which transaction (1) Bratel subscribed for an aggregate of 91,225,537 common shares issued by TmarPart, representing 3.1% of TmarPart's total outstanding common shares, (2) AG Telecom and its subsidiary Luxemburgo subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart's total outstanding common shares, (3) LF Tel subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart's total outstanding common shares, and (4) FASS acquired an aggregate of 21,869,930 common shares issued by TmarPart, representing 0.7% of TmarPart's total outstanding common shares;

  •
  TNLP increased its share capital through the issuance of 56,417,086 common shares at an issue price of R$38.5462 per share and of 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds received by TNLP from this capital increase amounted to R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. subscribed for 35,309,502 common shares issued by TNLP, and Bratel acquired an aggregate of 20,752,270 common shares and 28,298,549 preferred shares issued by TNLP. Following this capital increase, TmarPart owned, and owns as of the date hereof, 22.4% of TNLP's total share capital, including 50.5% of its voting share capital, and Bratel owned, and owns as of the date hereof, an aggregate 10.5% of TNLP's total share capital, or 11.3% of its voting share capital;

  •
  Telemar increased its share capital through the issuance of 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds received by Telemar from such capital increase amounted to R$5,969 million, of which R$4,624 million represented the purchase price for the shares issued by Telemar subscribed for by TNLP. In this capital increase, TNLP acquired 46,743,149 common shares issued by Telemar, and Bratel acquired an aggregate of 32,475,534 class A preferred shares issued by Telemar. Following this capital increase, TNLP owned, and owns as of the date hereof, 70.4% of Telemar's total share capital, including 98.0% of its voting share capital, and Bratel owned, and owns as of the date hereof, an aggregate of 9.4% of Telemar's total share capital.

        In light of the transactions mentioned above, we currently hold a 25.3% economic stake in Telemar on a consolidated basis. We hold this stake through (1) an indirect 35% stake in AG Telecom, (2) an indirect 35% stake in LF Tel, (3) a 12.1% direct stake in TmarPart, (4) a 10.5% direct stake in TNLP and (5) a direct 9.4% stake in Telemar. Given our economic stake and our rights to participate in the management of Oi as described below, we will proportionally consolidate 25.6% of TmarPart in our consolidated financial statements, which fully consolidates TNLP and Telemar.

        We set forth below a simplified corporate chart showing our investment in Oi.

(1)
Includes holding companies, namely Luxemburgo Participações S.A. (controlled 100% by AG Telecom) and Pasa Participações S.A. (controls 100% of AG Telecom).

(2)
Includes EDSP75 Participações S.A. (controls 100% of LF Tel).

(3)
Reflects the direct and indirect stakes included in this chart and also stakes held directly by AG Telecom and LF Tel in Tele Norte Leste Participações S.A. (2.4% each) and in Telemar Norte Leste S.A. (3.3% each) and by Telemar Participações S.A. directly in Telemar Norte Leste S.A. (3.8%).

        The purpose of our strategic partnership with Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to our customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

        In this context, it is envisaged for example that, amongst other purposes, Oi will use part of the proceeds received from share capital increases to acquire up to 10% of the outstanding shares of Portugal Telecom. As of April 28, 2011, Oi had purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of our outstanding shares through broker transactions.

  Regulatory and Antitrust Matters

        In October 2010, ANATEL approved our strategic partnership with Oi without imposing any conditions other than a requirement that Oi pay all pending administrative taxes assessed until that moment, in the amount of R$218 million approximately, and, accordingly, that Oi waive all rights it was pleading in certain administrative proceedings instituted with a view to contesting such administrative taxes. Oi sought, and has been granted, injunctive relief that has allowed it to make judicial deposits of the amounts of such taxes while preserving its rights to continue litigating the amounts assessed by ANATEL. ANATEL has appealed the injunctions benefitting Oi, but such appeals have not yet been heard as of the date hereof and thus remain pending decision.

        In addition, in accordance with Brazilian antitrust laws, Portugal Telecom and Oi have jointly submitted the formation of our strategic relationship to the CADE for final approval, which remains pending, and subject to review by the CADE of to submissions by regulatory agencies relating to the strategic partnership: (1) one applicable to regulated markets, submitted by ANATEL, and (2) another applicable to non-regulated markets, submitted by the Secretariat for Economic Defense of the Brazilian Ministry of Justice (Secretariado de Defesa Econômica, or "SDE"). Brazilian law allowed Oi and us to complete our strategic partnership prior to receiving final approval from the CADE. In its review of the agency submissions, the CADE will determine whether or not the partnership formed with Oi has an adverse impact on the underlying competitive conditions in the markets in which Oi operates or whether or not the partnership adversely affects consumers in the markets in which Oi operates.

  Corporate Governance

        In connection with the formation of our strategic partnership with Oi, we have entered into various shareholders' agreements with Oi's current shareholders in order to regulate corporate governance practices within Oi, establish the rules, procedures and quorums for the approval of certain matters by Oi's board of directors, board of executive officers and within Oi's shareholder structure, rights of first offer or first refusal in the sale of Oi's shares by its shareholders, tag-along rights and other provisions, and these rights allow us to play an active role in Oi's corporate governance. For example, our shareholders' agreements contemplate, among other things, (1) a lock-up period of five years with respect to AG Telecom, LF Tel and TmarPart, a right of first refusal over a non-control sale of AG Telecom and LF Tel and over any sale of TmarPart, and a right of first offer and tag-along rights in case of a control sale of AG Telecom and LF Tel and (2) the need for our approval on certain corporate governance matters, including: (i) amendments to bylaws, (ii) mergers and acquisitions and shareholders agreements, (iii) dissolution, (iv) capital increases or reductions, (v) issuances of debt securities above a specified ratio and (vi) the annual budget and investments. We will also participate in several management committees in place or to be created at the material subsidiaries within Oi's corporate structure, including committees dedicated to finance, human resources, risks and contingencies, and will appoint the President of the Committee of Engineering & Network, Technology & Innovation and Product Offering that will be created as part of the framework agreement.

        On April 28, 2011, at TNLP's annual general shareholders' meeting, Zeinal Bava, our Chief Executive Officer, and Shakhaf Wine, an executive board member, both nominated by us, were elected as members of the board of directors of TNLP, as we had announced on April 6, 2011. In addition, Messrs. Bava and Wine were appointed members of the board of directors of TmarPart. Mr. Bava will also be designated to head Oi's Committee of Engineering & Network, Technology & Innovation and Product Offering, which will be created. On April 6, 2011, we also announced that Otávio Marques de Azevedo and Pedro Jereissati, who are respectively, Chairman and Chief Executive Officer of TmarPart, were appointed to complete the 2009-2011 term office as non-executive members of our board of directors.

        Described below are some specific aspects of the shareholders' agreements we have entered into in the context of the formation of our strategic partnership with Oi.

  TmarPart Shareholders' Agreements

        On April 25, 2008, TmarPart's shareholders entered into two shareholders' agreements. The shareholders' agreement among AG Telecom, LF Tel, Asseca Participações S.A., or "Asseca," BNDESPar, Fiago and FASS as parties, having TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred as the "Global Shareholders' Agreement". The shareholders' agreement among AG Telecom, LF Tel, Asseca and FASS as parties, having TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred as the "Control Group Shareholders' Agreement".

        On June 20, 2008, Asseca assigned the TmarPart shares it held to LF Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A. (currently Luxemburgo Participações S.A.). As a result, Asseca ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement or the Control Group Shareholders' Agreement.

        In July 2009, Fiago assigned TmarPart shares it held to PREVI, PETROS, FUNCEF and FASS. As a result of such transaction, Fiago ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement.

        On January 25, 2011, TmarPart's shareholders amended the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, both effective as of March 28, 2011, to reflect our acquisition, through Bratel, of voting shares of TmarPart and to modify certain clauses of the Global Shareholders' Agreement and the Control Group Shareholders' Agreement. AG Telecom, Luxemburgo, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel are parties to the amendment to the Global Shareholders' Agreement, while TmarPart and Portugal Telecom executed the amendment as intervening parties. AG Telecom, Luxemburgo, LF Tel and FASS are parties to the amendment to the Control Group Shareholders' Agreement, while TmarPart executed such an amendment as intervening party.

  Global Shareholders' Agreement

        The initial term of the Global Shareholders' Agreement expires on the later of April 25, 2048 or the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries (including any renewals thereto). The term of the Global Shareholders' Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

        The parties to the Global Shareholders' Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares of TmarPart, TNLP, Telemar, Brasil Telecom and each of TmarPart's, TNLP's or Telemar's material subsidiaries (i.e., subsidiaries having annual net operating revenues equal to or in excess of R$100 million):

  •
  AG, LF Tel, and FASS will together have the right to designate a majority of the members of the board of directors of TmarPart and of each of the material subsidiaries;

  •
  each increment of 7% of the voting share capital of TmarPart held by party to the Global Shareholders' Agreement entitles that party to designate one member of the board of directors of TmarPart and each of the material subsidiaries and his or her alternate;

  •
  so long as we hold at least 7% of the voting share capital of TmarPart, we will be entitled to designate one member and the respective alternate of the board of directors of TmarPart and two members and the respective alternates of the board of directors of TNLP, such appointees to be designated from among the directors and executive officers of Bratel;

  •
  PREVI, PETROS, FUNCEF and BNDESPar are entitled to aggregate their shares to determine their eligibility to exercise the rights described above;

  •
  Bratel, PREVI, PETROS, FUNCEF and BNDESPar each have the right to designate one member of the board of directors of any other subsidiary, provided that AG, LF Tel and FASS have designated members of such board of directors;

  •
  AG, LF Tel, BNDESPar, FASS, PREVI, PETROS, FUNCEF and we, through Bratel, will jointly select the chief executive officers of each of the material subsidiaries pursuant to the rules outlined in the Global Shareholders' Agreement;

  •
  the chief executive officer of TNLP will select the members of TNLP's board of executive officers;

  •
  the chief executive officer of TNLP, together with the chief executive officer of each of the other material subsidiaries, will select the other members of the board of executive officers of such material subsidiary;

  •
  BNDESPar, PREVI, PETROS and FUNCEF, jointly, have the right to designate one member to the fiscal council of each of the material subsidiaries;

  •
  AG, Luxemburgo, LF Tel, BNDESPar, FASS, PREVI, FUNCEF, PETROS and we, through Bratel, will hold pre-meetings prior to shareholders' and board of directors meetings of the material subsidiaries and will vote our TmarPart shares and instruct our representatives on the boards of directors of the material subsidiaries to vote in accordance with the decisions made at pre-meetings; and

  •
  that approval of certain matters be subject to the supermajority vote of the shareholders (for instance, among other things, approval of changes to the bylaws of TmarPart or to the bylaws of any of its material subsidiaries, approval of donation policies, approval of investments of any kind not specifically foreseen in the budgets in excess of R$50 million and certain other matters are subject to a 75% majority; approval of, and amendments to, the annual budget of TmarPart and its material subsidiaries, capital reduction or increases, the issue of securities, proposals to pay or distribute dividends or interest on shareholders' equity in amounts below 25% of the net income, selection of auditors and certain other matters are subject to a 77% majority; sale or creation of any liens on the shares issued by the material subsidiaries, or the issue of convertible securities, the adoption of any procedure that would cause TmarPart to lose control of the material subsidiaries, any merger or spin-off transaction involving TmarPart or any of its material subsidiaries and certain other matters are subject to a 87.4% majority).

        Under the Global Shareholders' Agreement, each of the shareholders party to it has agreed:

  •
  not to enter into other shareholders' agreements with respect to its TmarPart shares, other than (1) the Global Shareholders' Agreement, (2) the Control Group Shareholders' Agreement and (3) the shareholders' agreement entered into among Bratel, Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A.;

  •
  not to amend the Global Shareholders' Agreement, the Control Group Shareholders' Agreement or the shareholders' agreement entered into among Bratel, Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. without the consent of all parties to the Global Shareholders' Agreement;

  •
  to grant a right of first refusal and tag-along rights to the other parties to the Global Shareholders' Agreement with respect to any sale of its TmarPart shares, except that FASS must grant the right of first refusal for its TmarPart shares to AG and LF Tel, (ii) any sale of TmarPart shares among PREVI, PETROS and FUNCEP is not subject to the right of first refusal and (iii) PREVI, PETROS and FUNCEF must grant the right of first refusal for their TmarPart shares to BNDESPar;

  •
  that the other parties to the Global Shareholders'Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties' shares of TmarPart in the event that Bratel acquires control of TmarPart;

  •
  to offer its TmarPart shares to the other parties to the Global Shareholders' Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel acquires control of AG or LF Tel;

  •
  that the other shareholders have the right to purchase all of Bratel's TmarPart shares in the event of a change of control of Portugal Telecom; and

  •
  Oi will use part of the proceeds received from our investment in Oi to acquire up to 10% of the outstanding shares of Portugal Telecom. As of April 28, 2011, Oi had purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of our outstanding shares through broker transactions.

  Control Group Shareholders' Agreement

        The initial term of the Control Group Shareholders' Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

        Under the Control Group Shareholders' Agreement, each of the parties has agreed:

  •
  to hold pre-meetings between themselves prior to the pre-meetings to be held pursuant to the Global Shareholders' Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

  •
  that any TmarPart shares sold by a party to the Control Group Shareholders' Agreement to any other party to this agreement will remain subject to this agreement; and

  •
  that if a party to the Control Group Shareholders' Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting bloc for the purposes of the Control Group Shareholders' Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting bloc will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders' Agreement.

  PASA Participações S.A. and EDSP75 Participações S.A. Shareholders' Agreements

        We currently hold a 25.3% economic stake in Telemar on a consolidated basis. Part of the structure we used in order to obtain such an interest in Oi was to acquire an indirect 35% stake in AG Telecom and in LF Tel, through a direct investment in PASA Participações S.A. and EDSP75 Participações S.A., respectively. We have a 35% direct economic stake in PASA Participações S.A., and the remaining 65% economic interest in the company is held by Andrade Gutierrez Telecomunicações Ltda. Likewise, we have a 35% direct economic stake in EDSP75 Participações S.A., and the remaining 65% economic interest in the company is held by La Fonte Telecom S.A. AG Telecom is wholly owned by PASA Participações S.A., and LF Tel is wholly owned by EDSP75 Participações S.A.

        In connection with our investments in PASA Participações S.A. and EDSP75 Participações S.A., on January 25, 2011, we entered into two shareholders' agreements, one with Andrade Gutierrez Telecomunicações Ltda. (in relation to PASA Participações S.A.) and another with La Fonte Telecom S.A. (in relation to EDSP75 Participações S.A.). The initial terms of these shareholders' agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties.

        These shareholders' agreements serve the purpose of regulating corporate governance within PASA Participações S.A. and EDSP75 Participações S.A. and streamlining decision-making process between us, Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. in connection with our investments in Oi. For instance, under these shareholders' agreements:

  •
  pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders' Agreement and the Control Group Shareholders' Agreement; and

  •
  approval of certain matters are subject supermajority vote of the shareholders (e.g, approval of, and amendments to, the annual budget of PASA Participações S.A., EDSP75 Participações S.A., AG and LF Tel are subject to an 83% majority; the entering by PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel of any loan agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel in excess of R$50 million, are subject to a 90% majority; and any amendments to the Global Shareholders' Agreement or the issuance of preferred shares by PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders' Agreement (defined as a "material decision" under the PASA Participações S.A. and EDSP75 Participações S.A. shareholders' agreements), among other matters, are subject to the unanimous vote of the shareholders).

        In addition, as long as we hold at least 17% of the voting and total share capital of each of PASA Participações S.A. and EDSP75 Participações S.A., we have the right to appoint one member to the board of executive officers of each of these companies. On the other hand, reduction in our interest in PASA Participações S.A. or EDSP75 Participações S.A. may change some of our rights under these agreements and in connection with the Global Shareholders' Agreement. For example, should our interest in PASA Participações S.A. or EDSP75 Participações S.A. be reduced to less than 20.5% of the voting share capital of either of these companies, approval of certain "material decisions," as defined in the preceding paragraph, subject to a 75% majority vote under the Global Shareholders' Agreement (for instance, approval of changes to the bylaws of TmarPart) would no longer require our consent.

        These shareholders' agreements also contemplate:

  •
  rights of first offer to the shareholders with respect to the transfer of the shares issued by PASA Participações S.A. and EDSP75 Participações S.A.;

  •
  tag-along rights for our benefit in case of the sale of PASA Participações S.A. and EDSP75 Participações S.A. shares by Andrade Gutierrez Telecomunicações Ltda. or La Fonte Telecom S.A., as the case may be;

  •
  a general restriction on the sale of the shares issued by PASA Participações S.A. and EDSP75 Participações S.A. by Andrade Gutierrez Telecomunicações Ltda. or La Fonte Telecom S.A, as the case may be, to our competitors; and

  •
  a general right to PREVI, PETROS, FUNCEF and BNDESPAR, while they remain shareholders of TmarPart, or to any third parties which may acquire the shares held by these companies in TmarPart, to substitute Andrade Gutierrez Telecomunicações Ltda. or La Fonte Telecom S.A. in the exercise of their preemptive rights under the PASA Participações S.A. and EDSP75 Participações S.A. shareholders' agreements in case we decide to sell our shares in PASA Participações S.A. and/or EDSP75 Participações S.A.

  BNDESPar, PREVI, PETROS and FUNCEF Shareholders' Agreement

        On January 25, 2011, PREVI, PETROS, FUNCEF, BNDESPAR, Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. entered into a voting bloc shareholders' agreement. The purpose of this shareholders' agreement is to regulate the exercise of voting rights with respect to, and general governance in connection with, PASA Participações S.A. and/or EDSP75 Participações S.A. in case of the sale of our interest in PASA Participações S.A. and/or EDSP75 Participações S.A. and the acquisition of such interest by any of PREVI, PETROS, FUNCEF or BNDESPAR, in which circumstance the purchaser, or purchasers, of our interest in PASA Participações S.A. and/or EDSP75 Participações S.A. will be deemed to be a single bloc and will succeed us in all our rights and obligations. We are not party to this shareholders' agreement, and no obligation or right is imposed or conferred upon us.

  Acquisition of the Interest in Contax in Connection with the Implementation of our Partnership with Oi

        AG and LF Tel, two of the significant shareholders of TmarPart, are also the controlling shareholders of Contax Participações S.A. In connection with the Oi transaction, we agreed to merge Mobitel S.A. ("Dedic") and its subsidiary GPTI Tecnologia da Informação S.A. ("GPTI") with Contax S.A. ("Contax"), in return for common and preferred shares of Contax. In this transaction, we acquired a 16.2% stake of CTX Participações S.A. ("CTX"), the parent company of Contax Participações S.A. and Contax, for consideration of R$116 million. To complete the transaction, we expect to raise our stake in CTX to 19.9% through the contribution of a portion of the Contax preferred shares we will receive following the merger of Dedic and GPTI with Contax. Also in connection with this transaction, we will receive net cash of approximately R$162 million from the reimbursement by Contax of shareholder loans we had made to Dedic and GPTI and from the sale to CTX of a portion of the Contax common and preferred shares we will receive in the merger of Dedic and GPTI with Contax.

        Following the completion of the entire Contax transaction, including the merger of Dedic and GPTI with Contax, we will hold a 19.5% economic stake in Contax through a 19.9% direct stake in CTX, which will hold a 34.2% of Contax, and a 4.3% direct economic stake in Contax. Our direct economic stake in Contax consists of 7.0% of Contax's outstanding common and preferred shares, which we are free to sell at any time.

        In connection with this transaction, on January 25, 2011, we entered into a shareholders' agreement with the other CTX shareholders, that is, AG Telecom, Luxemburgo, LF Tel and FASS through our subsidiary Portugal Telecom Brasil S.A., effective as of March 28, 2011 (the "Contax Shareholders' Agreement"). AG Telecom, Luxemburgo, LF Tel, FASS and Portugal Telecom Brasil S.A. are parties to the Contax Shareholders' Agreement, while CTX, Portugal Telecom, Andrade Gutierrez Telecomunicações Ltda., PASA Participações S.A., La Fonte Telecom S.A. and EDSP75 Participações S.A. are intervening parties in the Contax Shareholders' Agreement.

        Under the Contax Shareholders' Agreement, we have similar rights to those contained in the Global Shareholders' Agreement and the other shareholders' agreements described above, and, accordingly:

  •
  pre-meetings are to be held among the shareholders to decide in advance the matters to be voted during any shareholders' or board of directors' meetings and the decisions taken during such pre-meetings shall be binding upon the shareholders and their representatives; and

  •
  approval of certain matters are subject to a supermajority vote of the shareholders (for instance, approval of amendments to CTX's bylaws, of the execution of any agreements with Telemar and certain other matters are subject to a 66.67% majority; approval of CTX's annual budget and the investment plans of CTX and its subsidiaries, among other matters, are subject to a 70%

    majority; approval of the sale of the shares issued by CTX's subsidiaries and of any merger, spin-off, or initial public offering involving CTX, among other matters, are subject to an 84% majority).

        In addition, (i) as long as we hold at least 10% of CTX's voting share capital, we have the right to appoint two members to the board of directors of both CTX and Contax Participações; (ii) as long as we hold at least 5% of CTX's voting share capital, we have the right to appoint one member to the board of directors of both CTX and Contax Participações; (iii) as long as we hold at least 11% of CTX's voting share capital, we have the right to appoint one member to the board of executive officers of CTX. Also, under the Contax Shareholders' Agreement, we have the right to veto one among three of the nominees appointed by AG Telecom, Luxemburgo, LF Tel and FASS to the position of chief executive officer of Contax.

        The Contax Shareholders' Agreement also contemplates preemptive rights to the shareholders with respect to the transfer of CTX's shares and tag-along rights in case of the sale of CTX's shares by its shareholders. More importantly, however, (i) the corporate control in any of CTX's shareholders may not be transferred without such shareholder first offering its CTX's shares to the other CTX shareholders in accordance with the procedures contained in the Contax Shareholders' Agreement concerning the rights of first offer; and (ii) should we cease to be a TmarPart shareholder, our interest in CTX may be redeemed or exchanged in accordance with the procedures established in the Contax Shareholders' Agreement.

        The Contax Shareholders' Agreement was executed on January 25, 2011, and its first term expires on April 25, 2048. The term of the Contax Shareholders' Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Properties

        Our principal properties consist of buildings and telecommunications installations. These include various sizes of exchanges, transmission equipment, cable networks, base stations for mobile networks, equipment for radio communications and a nationwide network of ducts. They are located throughout Portugal and internationally.

        Following the transfer to the Portuguese Government of the pension funds described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits," Portugal Telecom acquired several buildings previously owned by those funds. Portugal Telecom and its subsidiaries own several office buildings in Portugal. Our main proprietary office space is located at the following addresses:

  •
  R. General Humberto Delgado, 342/368, Coimbra, Portugal (13,321 square meters);

  •
  Largo do Carmo, Faro, Portugal (11,452 square meters);

  •
  R. Postiguinho Valadares, 12, Castelo Branco, Portugal (9,464 square meters);

  •
  Av. Carvalho Araújo, 629, Vila Real, Portugal (9,030 square meters);

  •
  Av. Doutor João Martins Azevedo, 21, Torres Novas, Portugal (7,112 square meters);

  •
  Av. de Zarco, Funchal, Portugal (7,025 square meters);

  •
  Rua 9 de Julho, Beja, Portugal (5,331 square meters);

  •
  R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters);

  •
  Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters);

  •
  R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters);

  •
  Rua Passos Manuel, 2, Lisboa, Portugal (1,395 square meters).

  •
  R. José Ferreira Pinto Basto, Aveiro, Portugal (36,030 square meters);

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (21,400 square meters);

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,266 square meters);

  •
  R. Andrade Corvo, 10/14, Lisboa, Portugal (10,300 square meters).

  •
  Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (61,534 square meters).

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

Competition Facing Our Portuguese Operations

  Fixed Market

        PT faces heavy competition from various telecommunications operators. Our primary competitors in the wireline voice market include ZON (with financial institutions as the main shareholders, as well as Kento Holding Limited with a qualified participation of 10% and Telefónica with 5.5%), Sonaecom (which is 53.2% owned by Sonae, SGPS, S.A. and 20% owned by France Telecom), Vodafone Portugal (a Vodafone Group subsidiary), Oni Telecom—InfoComunicações, S.A. (60.9% owned by Riverside Europe Telecom LLC fund and 34.6% owned by Gestmin SGPS), Cabovisão (100% owned by Cogeco Cable, the fourth Canadian cable operator), AR Telecom and Colt.

        Due to their shareholder structures, Vodafone Portugal and Optimus have access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes). In addition, by strengthening their position in the mobile business, these assets enable them to compete more directly and aggressively in the fixed-line services.

        ZON, the newest telecommunications operator, was born in November 2007, after the failure of Sonaecom's attempt to take over Portugal Telecom and our subsequent spin-off of PT Multimedia. ZON is the leader of the Pay-TV business in Portugal. Nevertheless, and due to increasing competition in its core business, ZON has been aggessive in expanding into new business areas, including the fixed voice and Internet businesses.

        The competitive environment has been becoming more challenging for several reasons, such as the expansion of mobile operators that entered in the fixed market, as well as the diversification of existing fixed operators that previously were more focused on one service, through the launch of bundle offers with strong focus on 3P (triple play) commercial configurations. This strategy has been followed by several players, namely Meo (our own brand), ZON, Cabovisão, Vodafone and Sonaecom. Among these players, Both PT and ZON have a strong 3P customer base (PT with 440k customers in 2010, a growth of 58% vis-à-vis 2009 and ZON with 642k customers, 33% up from 2009), with PT having 27% of its historically large fixed-line customers already with 3P, and ZON carrying 55% of its cable TV customers with 3P, according to its press release. We compete with respect to content, as well as with respect to price through the launch of bundle offers. Due to this competitive environment, our domestic consumer market has been, and will likely continue to be, very challenging.

  Fixed Voice

        Our wireline business faces increasingly strong competition from fixed line operators as well as from mobile players, including our own mobile service provider, TMN. By December 2010, the number of mobile subscribers in Portugal was almost four times the number of fixed lines.

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

        According to ANACOM figures, as of December 31, 2010, PT Comunicações, which provides retail services as part of our wireline business, had an estimated 60.4% market share of access lines (63.4% in 2009 and 68.5% in 2008). Using the same source and our own estimates, PT Comunicações had an estimated 59.5% market share of total outgoing traffic in 2010, a decrease of 2.6 percentage points when compared to 2009.

        Measures such as call-by-call selection (introduced in January 2000) and carrier pre-selection (introduced in October 2000), as well as number portability (introduced in July 1, 2001), make it easier for our competitors to attract our customers to their services. As of December 31, 2010, according to ANACOM data, there were approximately 117 thousand lines in pre-selection, the lowest figures since 2001. This has resulted from operators being more focused on direct access commercial offers and putting strong efforts on customer migration from pre-selection configurations.

        We are losing revenues from our international telephone services because large telecommunications users lease lines through which they connect to networks outside Portugal. In addition, mobile operators establish direct international interconnections with mobile or fixed-line networks outside of Portugal, enabling them to offer international telephone services without using our network. We also face indirect competition in international fixed line telephone services from calling cards and rerouting of calls by other international operators. Furthermore, VoIP increasingly enables cheaper communications than traditional public switched telephone networks. Together with falling international call prices worldwide, these factors put significant pressure on us to reduce international fixed line telephone prices. According to ANACOM data and our estimates, PT Comunicações had a 62.0% market share of international traffic in 2010, a decrease of 5.5 percentage points when compared to 2009.

        The overall effect of full competition partly depends on the prices that other mobile and wireline network operators pay us to terminate communications in our network. Our termination rates are subject to regulatory review. See "—Regulation—Portugal—Interconnection."

  Pay-TV

        Pay-TV has been at the core of the 3P bundles launched by the fixed telecom operators in the Portuguese market.

        According to ANACOM, the Pay-TV market has a total of 2,775 thousand customers, representing a 48.5% penetration on homes. ZON is the current market leader with a 57.9% market share, representing a 6.5% decrease from 2009. Our Meo brand has been steadily gaining market share, reaching 29.9% in less than three years after its launch, representing a 6.9% increase from 2009. Cabovisão has struggled to maintain its market share, with 9.4% in 2010, a 0.8% drecrease from 2009, while the remaining players have not been able to rise above their insignificant positions.

        We have committed to an ambitious FTTH roll-out strategy in the past few years, reaching more than 1 million homes by the end of 2010. Zon and Cabovisão have leveraged on their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Sonaecom and Vodafone have based their offers mainly on IPTV, relying on lines leased from PT and their own FTTH network, which is being rolled out. Recently, the two joined forces to share their fiber-based networks, which they expect to reach around 400 thousand homes passed.

  Fixed Broadband Interrnet

        By the end of 2010, fixed broadband Internet surpassed two million customers in Portugal, with market penetration at 19.5 per 100 inhabitants, which still shows a significant upside potential.

        According to ANACOM figures, we are the market leader in this service, with 46.8%, an increase of 2.3% from 2009. ZON is the second player with 33.0% of market share, up 0.8% from 2009.

  Data and Corporate

        We face significant competition from several operators, namely ZON, Vodafone Portugal, Sonaecom, Oni Telecom, AR Telecom and Colt. These companies compete with us in providing data communications, voice services and internet services to business customers. Customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

        Our competitors may use satellite-based networks, public network operators' infrastructure, leased lines and their own infrastructure to provide telecommunications services to customers. These are all alternatives to our leased lines offer. As a result of competition, we have reduced our prices for leased lines and are focusing on value-added solutions based on Internet Protocol Virtual Private Networks ("IP VPN").

        Our strong investment in our FTTH network, as well as our commitment to the investment in a top-European level Data Center, allow us to take advantage of the cloud services business opportunity. Cloud services are considered to be an attractive growth point in the telecommunications industry and we intend to position ourself ahead of the competition to provide such services that will be an additional source of revenue as well as a retention and loyalty tool in our data and corporate customer category.

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

Mobile Market

        TMN competes with Vodafone Portugal and Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In 2005, Optimus introduced the low-cost brand "Rede 4" in response to our brand "Uzo". Vodafone Portugal also launched a similar product called Directo in 2005 targeting the same market as Uzo and Rede 4. The second wave of low cost offers emerged when virtual operators entered the Portuguese market, namely Phone-ix and ZON Mobile in 2007 and 2008, respectively.

        In 2007, CTT, the Portuguese postal company, launched "Phone-ix," an MVNO (Mobile Virtual Network Operator) supported by TMN's network. In 2008, ZON launched an equivalent structure under the brand "ZON Mobile," a mobile virtual operation hosted by Vodafone Portugal's network.

        In 2008, the Portuguese mobile market experienced an important development, the launch of aggressive on-net differentiated pricing plans. According to ANACOM data, on-net traffic increased 23.2% and 17.5% in 2009 and 2010, respectively. This trend is partially explained by the success of the attractive tribal plans led by Optimus (with "Tag") and followed by TMN ("Moche") and Vodafone Portugal ("Extreme" and "Extravaganza"). In addition to the tribal plans, some on-net oriented bundles of "voice+internet" were launched by the three major mobile operators, namely TMN (tmn unlimited), Optimus (Smart) and Vodafone (Best). The focus on on-net oriented flat rate plans and bundles of "voice+internet", where operators explore the concept of unlimited on-net voice calls, led to an increase of minutes of usage and an erosion of Average Revenue per Minute.

        According to figures from ANACOM, at the end of 2010, TMN had a 44.1% market share in terms of mobile stations in the Portuguese market. Market share leadership is and will continue to be TMN's priority. We believe that our main mobile competitors, Vodafone Portugal and Optimus, will continue to market their services aggressively. As described above, Vodafone Portugal and Optimus each have major shareholders that provide them with substantial resources, cost synergies and best practices to compete aggressively against us in the Portuguese mobile telephone market.

        By the end of 2010, there were approximately 155 active mobile cards per 100 inhabitants in Portugal, making it one of the European countries with the highest adoption rate of mobile services. This performance derives from an extremely dynamic market, where operators are devoted to providing an extended product portfolio in order to address all communication needs of all customers.

        Mobile operators also undertake aggressive marketing efforts. These initiatives often offer a subscription fee that allows the access to cheaper communications during a certain period. These actions aim to increase usage in the medium term, while usually having a negative impact on retail revenues in the short term. Aggressive pricing structures and campaigns contributed to a 14.4% decrease in retail voice revenue per minute between 2009 and 2010. Additionally, voice revenues have also been threatened by changes in mobile termination rates, which declined approximately 55% (from 11 eurocents to 5 eurocents) between December 2007 and December 2010. Further reductions are expected in the near future.

        Given the voice service framework, mobile operators are focused on alternative revenue streams, particularly broadband services, which have been the main engine of growth in recent years. According to ANACOM data, mobile broadband customers using dongles/modems reached 1,279 thousand by the end of 2010. This movement is largely explained by e-initiative programs launched by operators under the "information society" commitments they undertook in connection with the award of UMTS licenses. The operators' efforts to strengthen data services have resulted in growing data revenues as a percentage of service revenues, which have already reached 25% on average.

Competition Facing Oi in Brazil

        Since the closing of the Oi transaction on March 28, 2011, we hold a 25.3% economic stake in Oi. Now that Telefónica has acquired Vivo from us, Vivo will be the largest competitor of our Brazilian mobile business. Vivo is now controlled by Téléfonica, a large Spanish telecommunications company with significant resources. The other principal competitors of Oi are Claro, which is controlled by a consortium led by Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V., a large Mexican telecommunications company), and TIM, which is controlled by Telecom Italia, a large Italian telecommunications company.

        Oi faces intense competition in all the areas in which it operates from other mobile service and fixed-line operators. Many of these competitors are part of large, national or multinational groups and have access to financing, new technologies and other benefits that are derived from being a part of such a group. Fixed-line operators generally charge much lower tariffs than mobile service providers.

Local Fixed-Line Services

        In the local fixed-line telecommunication services market, competition is focused on corporate customers. In addition, competition from other telecommunication services has been increasing, particularly from mobile telecommunication services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively priced packages from some mobile telecommunication service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunication services by enabling telecommunication service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

        Oi is the leading provider of local fixed-line services in Regions I and II. As of December 31, 2010, it had 12.8 million fixed lines in service and an estimated market share of 77.5% in Region I and 7.2 million fixed lines in service and an estimated market share of 78.0% in Region II, based on information available from ANATEL. Oi's principal competitor in Region I for fixed-line services are (1) Embratel (an affiliate of Telecom Americas Group, which is a subsidiary of América Móvil, an affiliate of Telmex), which had an estimated market share of 17.8% in Region I and 6.7% in Region II, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 3.2% in Region I and 15.3% in Region II, in each case, based on information available from ANATEL.

        Oi also expects competition from Embratel and GVT to increase in certain cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where they continue to expand their respective local fixed-line network.

        Oi expects to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider's network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, Oi believes that it may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

        We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

        The long-distance services market is highly competitive. For the year ended December 31, 2010, based on information available from ANATEL, of the total number of long-distance minutes originated in Region I, Oi had a market share of 15.0%, ranking behind TIM with 65.1% and Embratel with 15.4%, of the total number of long-distance minutes originated in Region II, Oi had a market share of 28.1%, ranking behind TIM with 47.1% and ahead of Embratel with 15.9%, and of the total number of long-distance minutes originated in Region III, Oi had a market share of 12.7%, ranking behind TIM with 32.3%, Telesp with 29.7% and Embratel with 19.4%.

        Oi's principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, Oi's principal competitor for long-distance services has been Embratel.

        New technologies that serve as an alternative to traditional long-distance telephone calls, such as VoIP, may start to capture part of Brazil's long-distance traffic.

Mobile Services

        The mobile telecommunication services market in Brazil is characterized by intense competition among providers of mobile telecommunication services. Oi competes primarily with the following mobile services providers, each of which provides services throughout Brazil: (1) Vivo; (2) TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name "TIM"; and (3) Telecom Americas Group, which markets its services under the brand name "Claro." In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel has announced that it expects to launch commercial services on its 3G network in certain markets between December 2011 and June 2012. Oi expects that Nextel's entrance in the market will increase competition for mobile services.

        Competitive efforts in the Brazilian mobile telecommunication services market generally take the form of handset subsidies in the post-paid market and traffic subsidies in both the pre-paid and post-paid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long-term.

        As of December 31, 2010, based on information available from ANATEL, Oi had a market share of 24.1% of the total number of subscribers in Region I, followed by Vivo with 26.9%, TIM with 26.2% and Claro with 22.2%, and Oi captured 4.8% of all net additions of mobile subscribers in Region I (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2010. In Region II, Oi had a market share of 15.1%, ranking behind Vivo with 30.9%, Claro with 28.7% and TIM with 25.0%, and Oi captured 9.3% of all net additions of mobile subscribers in Region II during 2010. In October 2008, Oi launched its mobile services in Region III, which represents a new competitive environment for it. As of December 31, 2010, Oi had a market share of 14.2% of the total number of subscribers in Region III, ranking behind Vivo with 34.1%, Claro with 28.5% and TIM with 23.1%. Based on information available from ANATEL, Oi captured 29.8% of all net additions of mobile subscribers in Region III during 2010.

Data Transmission Services

        Cable television providers that offer broadband services, particularly Net, represent Oi's principal competition in the broadband market. Oi faces competition from these providers that offer integrated packages, consisting of subscription television, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers.

        Oi's principal competitors in the commercial data transmission services market are Embratel, GVT and Intelig. Because the commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets and, therefore, presents fewer barriers to entry, this market is subject to competition from a large number of competitors, including fixed-line telecommunication service providers and specialized services companies competing in this high-growth market and focused on large- and medium-sized business customers. Along with growth in traffic volume and increasing demand for broadband capacity, Oi expects significant price reductions in data transmission services as competitors expand their networks. Oi also anticipates a shift in competition towards value-added services provided over IP platforms.

DTH Services

        In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 16.7% in 2010. According to information available from ANATEL, the Brazilian subscription television market grew by more than 30.7% in 2010.

        The primary providers of subscription television services in Regions I and II in Brazil are Embratel, which provides DTH service under the "Via Embratel" brand, SKY, which provides DTH services, and NET, which provides subscription television services using coaxial cable. Oi commenced offering DTH subscription television services to the low-income residential market in the State of Rio de Janeiro in July 2009, in the State of Minas Gerais in August 2009, in the State of Rio Grande do Sul in October 2009 and in the States of Paraná and Santa Catarina in November 2009. In 2010, Oi expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas and Goiás. In 2011, Oi expects to offer this service to all states of Regions I and II.

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

  EU Regulatory Framework and Relevant Markets

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Basic Law of Electronic Communications, or "Law 5/2004." The fifth directive was adopted into law on August 18, 2004. In 2006, the European Commission began a review of the new EU framework, for electronic communications services and networks. The new regulatory package was approved on November 25, 2009 and published in the Official Journal of the European Union of December 18, 2009 (OJ—L 377, 18.12.2009). The new EU Framework is due to be transposed into national law by May 26, 2011.

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

        Wholesale markets numbers 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access) were analyzed by ANACOM in 2008 and early 2009. ANACOM decided to segment the broadband market geographically between "C" (competitive) areas and "NC" (non competitive) areas. ANACOM also removed the regulation that was imposed on PT regarding wholesale broadband access in "C" areas, namely the retail-minus rule. Additionally, the obligation imposed on Portugal Telecom to provide a bitstream reference offer (Rede ADSL PT) expired after a transitional period of one year from the date of the final decision in January 2009. However, we have decided to maintain the bitstream reference offer (Rede ADSL PT). During 2011, ANACOM intends to revise relevant markets numbers 4 and 5 to integrate the changes due to the development of Next Generation Networks.

        In addition to Portugal Telecom, all other wireline operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. We expect that, in the near future, ANACOM will provide further analysis on relevant markets, which are leased line terminal segments, leased line transit segments, roaming services and access and call origination on mobile telephone networks. In 2010, ANACOM conducted a market analysis on the wholesale leased lines terminal and transit segments, on minimum sets of retail leased lines and on mobile termination rates. ANACOM eliminated the minimum set of retail leased lines and the retail-minus rules with respect to this set of leased lines. ANACOM found Portugal Telecom to have significant market power in the wholesale leased lines terminal market and segmented the transit segments between "C" (competitive) routes and "NC" (non competitive) routes. In these wholesale markets, ANACOM included Ethernet connections and imposed the retail-minus rule over Ethernet solutions. In the "C" routes, Portugal Telecom has no significant market power. We expect that in the near future, ANACOM will provide further analysis on the other relevant markets.

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

        Moreover, with respect to the roll-out of optic fiber networks, on May 21, 2009, Decree-Law No. 123/2009 was published. This law, as amended by Decree-Law No. 258/2009, of September 25, 2009, establishes a legal framework for the construction of and access to infrastructures suitable for the accommodation of electronic communications networks and the construction of infrastructures for telecommunications in housing developments, urban settlements and concentrations of buildings. As for rights of way—especially access to the public domain, expropriation and the constitution of public easements—this law reinforces the rights already given to electronic communications undertakings under Law No. 5/2004 by introducing a new level of harmonization and transparency in procedures. In particular, Decree-Law No. 123/2009 sets forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary for the installation and development of electronic communications networks.

        Decree-Law No. 123/2009 also foresees the implementation of a Centralized Information System ("SIC") to be managed and operated by ANACOM and whose main objective is to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese Government, autonomous regions, municipalities, publicly held companies or concessionaires, other entities owning or using infrastructure in the public domain of the State, autonomous regions or municipalities and electronic communications undertakings.

        On December 16, 2009, ANACOM approved the launch of a public consultation process on the format providing information within the SIC.

        On November 11, 2010, ANACOM approved the final decision regarding the registration of objects in the SIC and the terms and formats for providing information for the SIC. In the final report, ANACOM set forth, in particular, the objects and the defining elements that are required to be included in the SIC. Other elements, such as the terms upon which objects will be geographically defined through the combination of their administrative location and georeferencing, are also determined.

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

        We understand that at the end of 2001, the Directorate-General for Competition and the Directorate-General for Information Society of the European Commission requested information from the Portuguese government regarding the telecommunications rights-of-way regime in Portugal, which provided PT Comunicações with the exclusive right to use public rights-of-way free of municipalities' fees and taxes. However, the rights-of-way regime was modified in 2004 through Law 5/2004, as described below in "—Summary of Our Concession and Existing Licenses." Since we have not been party to the communications between the Directorates-General and the Portuguese government, we are unable to assess whether or not Law 5/2004 has resolved any concerns the Directorates-General may have had regarding the regulation of rights-of-way in Portugal. We further understand that the Directorate General for Information Society of the European Commission requested information from the Portuguese government regarding the designation of the universal service provider (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure in order to appoint the universal service provider. We understand that in January 2009, the European Commission referred the case to the European Court of Justice. On October 7, 2010, the European Court of Justice ruled that by failing to correctly transpose into national law the provisions of European Union law governing the designation of universal service providers, the Portuguese Republic failed to fulfill its obligations under Articles 3(2) and 8(2) of Directive 2002/22/EC of the European Parliament and of the Council of March 7, 2002 on universal service and users' rights relating to electronic communications networks and services (Universal Service Directive).

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and in 2009, the Advocate General in charge for the case issued an opinion stating that the Portuguese Government's ownership of our A shares does not comply with the European rules on the free movement of capital. At an Extraordinary Shareholders' Meeting held on June 30, 2010, the Portuguese Government used its A shares to reject an offer by Telefónica S.A. to purchase our interest in Brasilcel N.V., the joint venture that held our interest in Vivo, even though 73.9% of the ordinary shareholders present at the meeting voted in favor of Téléfonica's offer. On July 8, 2010, the European Court of Justice ruled that the Portuguese Government's ownership of our A shares was illegal under European law.

        On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica is now subject to investigation. The European Commission has stated that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement but that the Commission will deal with the case as a matter of priority.

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

        On February 10 and 11, 2004, the Autoridade da Concorrência conducted an unannounced search of the offices of PT Comunicações and PT Prime, seizing several documents, in order to investigate alleged abusive practices, including predatory pricing, price discrimination at the wholesale level, price discrimination at the retail level in the wireline telephone market and margin squeezes. In 2004, we appealed to the courts regarding the seizure of certain documents by Autoridade da Concorrência, and in 2007, the Commerce Court confirmed that Autoridade da Concorrência is obliged to immediately return all the documents illegally seized and ruled that the potential proof obtained by those documents is null. The Autoridade da Concorrência returned those documents to us in August 2007. We believe the investigation has been closed.

        To our knowledge, there are also several other complaints related to our alleged anti-competitive practices in our wireline business pending before the Autoridade da Concorrência.

        In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In 2005, the Autoridade da Concorrência issued a revised statement of objections on this matter. In August 2007, the Autoridade da Concorrência imposed a fine of €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court (Tribunal do Comércio) later that month. On March 2, 2010, PT Comunicações was cleared by the Commercial Court of Lisbon of the fine imposed in 2007. On March 12, 2010, the Autoridade da Concorrência appealed the decision of the Commercial Court to the Lisbon Court of Appeals (Tribunal da Relação). On December 22, 2010, the Lisbon Court of Appeals confirmed the judgment of the Lisbon Commercial Court, which judgment is non-appealable.

        In 2007, the Autoridade da Concorrência also accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In September 2008, PT Comunicações was notified by the Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court (Tribunal do Comércio) later that month. The appeal suspended the decision of the Autoridade da Concorrência pending a decision by the court.

        In 2003, the Autoridade da Concorrência initiated a proceeding against PT Comunicações alleging that Telepac and TV Cabo, which were than part of the Portugal Telecom group, abused their dominant position. Specifically, the Autoridade da Concorrência alleged that our "Rede ADSL PT" wholesale offer of broadband services between May 22, 2002 and June 30, 2003 did not allow the remaining competitors to generate a sufficient profit margin. In September 2009, we announced that we had been notified by the Autoridade da Concorrência that it had concluded its investigation and had decided to impose a fine of €45.0 million on us. We strongly disagree with this ruling and appealed the decision to the Commercial Court of Lisbon later that month. We believe, among other things, that the wholesale offer was permitted under the competition law then in force (DL 371/2003) and was supervised by ANACOM. In addition, we have argued that the wholesale offer was maintained in place for 14 days after the new competition law was approved (Lei 18/2003) only to permit ANACOM to determine the terms of the new offer and that the fine imposed exceeds the maximum €1 million fine allowed under the prior competition law. We intend to defend against these proceedings vigorously. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the higher court.

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

  Pricing of Wireline Services

        ANACOM established a pricing regime for wireline services in 2004 in accordance with the terms of the new EU regulatory framework. This pricing regime created the following regulatory obligations for the retail market for telephone services at a fixed location:

  •
  The price cap applying a basket composed of residential access and domestic calls is the Portuguese Consumer Price Index ("CPI") minus 2.75%;

  •
  The fixed component of fixed-to-mobile calls (residential and non-residential) are required to be cost-oriented, and price controls are in place in the form of a cap of €0.063 on the amount retained by the fixed operator with respect to fixed-mobile calls;

  •
  The tariffs for domestic payphone calls are required to correspond to a maximum of three times the tariff for a residential phone call; and

  •
  Also, since January 2007, we have been required to grant a 50% discount on our monthly fee for retired people, a price accessibility obligation that was included under the Universal Service.

        In 2006, PT Comunicações submitted to the regulator a new pricing scheme that included a flat-rate plan with unlimited off-peak calls on weekdays. This new price plan was approved and came into effect in 2007. Since September 2008, off-peak calls on weekends have also been unlimited.

        In addition, general regulatory obligations of transparency, non-discrimination, cost orientation, cost accounting and account separation apply to access to the fixed line network and to the telephone services at a fixed location.

        Prices for Leased Lines.    In July 2010, following ANACOM's final decision on the leased lines markets, the retail leased lines market was deregulated, which meant that our prices in this market ceased to be subject to a 26% retail-minus rule. However, for the wholesale leased lines markets, in which we were declared as the SMP operator, ANACOM decided to make Ethernet circuits subject to a retail-minus rule that is still to be defined by ANACOM.

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

        In 2008, ANACOM issued a decision in which it refused to accept our calculations related to the costs of universal service for 2001, 2002 and 2003. ANACOM proposed to define a methodology to calculate the net costs of universal service ("NCUS") and to provide definitional clarity on the concept of "excessive burden." During 2009, with assistance from its consultants, PT Comunicações developed a methodology to calculate the NCUS for 2008, and several meetings occurred between PT Comunicações and ANACOM regarding the results obtained and the methodological choices that were made. ANACOM was expected to launch a consultation on these issues during the first half of 2010, but both consultations (on excessive burden and on the methodology to calculate the NCUS) were launched in February 2011 and continued until March 22, 2011. In the consultations, ANACOM proposed to aknowledge the existence of an excessive burden in the universal service provision from 2007 forward and to calculate the NCUS using historical cost accounting data. A final decision is expected in the coming months.

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

        Wireline Interconnection.    As a result of the enactment of Law 5/2004, ANACOM adopted a measure in 2004 on call origination on fixed telephone networks provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and on significant market power designation in these fixed locations, declaring the Portugal Telecom group to have significant market power in these markets. As a result, we are subject to price controls in these markets based on our costs and other factors and must publish a reference offer that includes these prices and quality of service standards.

        Mobile Interconnection.    In 2005, all mobile operators were declared to have significant market power in call termination in mobile networks market. ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings.

        In May 2010, ANACOM imposed a new glide path that would reduce mobile termination rates by €0.005 per quarter, to reach €0.035 in August 2011. Following the EC Recommendation on fixed and mobile termination rates in May 2009, which requires national regulatory authorities (NRAs) to develop bottom-up LRIC cost models to regulate mobile termination rates, ANACOM is consulting on the definition of a cost model to regulate mobile termination rates. This consultation will run until May 13, 2011, and a further consultation is expected in June regarding the implementation of the cost model and the definition of a new glide path to be set from November 2011 onwards. This expected new glide path will bring the mobile termination rates by the end of 2012 to the interval defined by the EC (€0.015–€0.030).

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

  Next Generation Access Networks

        In 2008, ICP-ANACOM launched a public consultation on the regulation of Next Generation Access Networks ("NGA"), which addressed several issues, namely market and technological issues, the impact of NGAs on existing networks, the development models, public policy considerations and regulatory models. In a decision announced in February 2009, ANACOM defined a segmented approach: in areas designated "C Areas," the main obligation is access to ducts, and in areas designated "NC Areas," obligations are access to ducts, access to fiber and advanced bitstream, subject to conditions.

        In September 2008, the European Commission launched a consultation on a draft recommendation on the regulated access to NGAs, which intends to define general regulatory principles, as well as regulatory solutions for FTTH and FTTN, including access to ducts, the unbundling of fiber and bitstream solutions. In June 2009, the European Commission launched a second consultation on a draft recommendation on the regulated access to NGAs. In September 2010, The European Commission approved the recommendation on the regulated access to NGAs, maintaining the primary regulatory principles. During 2011, ANACOM intends to revise markets numbers 4 and 5 to integrate the changes due to the development of Next Generation Networks.

        Following the public tenders for the installation, management, operation and maintenance of high-speed electronic communication networks in the Centre, North, Alentejo and Algarve Zones of Mainland Portugal, as well as in Azores and Madeira, on February 6, 2010, the Minister of Public Works and Communications announced the decision on the public tenders for the installation, management, operation and maintenance of high-speed electronic communication networks in the Centre, North, Alentejo and Algarve Zones of Mainland Portugal.

        On January 19, 2011, the European Commission determined that the state aid was compatible with the EU Treaty.

  Number Portability and Carrier Selection

        Number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. PT Comunicações introduced number portability for wireline services in July 2001. Number portability for mobile services was introduced in January 2002.

        On August 18, 2005, ANACOM approved Regulation 58/2005, which sets out the rules applicable to number portability proceedings. Due to the increase of competition and the need to promote mobile number portability, on February 4, 2009, ANACOM approved Regulation 87/2009, which amends Regulation 58/2005, as well as the respective final consultation report. Regulation 87/2009 came partially into force on March 4, 2009, and on July 20, 2009, the rules concerning technical aspects and new deadline for number portability within mobile telephone services came into effect. On July 8, 2009, ANACOM approved Regulation 302/2009, implementing an additional amendment to the number portability regulation, which clarified the method for calculating the terms applicable to the prior notice for submission of the electronic portability request and maximum response time to that request by the donor operator.

        These rules are expected to be amended in the near future following the transposition of the new regulatory package into national law, particularly with respect to the term for implementation of portability, either of mobile or fixed numbers.

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

  Internet and Related Services

        Various regulatory developments may affect our Internet business. A Data Protection Directive was adopted by the European Commission in 2006, imposing data-retention obligations on operators. A law implementing this directive was published in July 2008 and requires Internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this field. Although at present there are no specific initiatives regarding these matters, we could also be subject to other self-regulation and content-monitoring requirements that could affect our Internet business.

  EU Competition Directive

        The European Commission issued a directive in September 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. We believe that the spin-off of our interest in ZON Multimedia in November 2007 satisfied the requirements of the directive as implemented in Portugal.

  Licensing Framework

        The EU Authorization Directive (Directive 2002/20/EC of March 7, 2002) prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure an efficient use of radio frequencies.

        Pursuant to this directive, which is part of the EU electronic communications framework, Law 5/2004 has established a new authorization regime, whereby an operator must have a general authorization for the provision of electronic communications networks or services. A license can be required for the use of radio frequencies or numbering resources. ANACOM is responsible for issuing regulations to implement this authorization regime. The objective of this new authorization regime is to introduce more flexibility into the licensing framework.

  Summary of Our Concession and Existing Licenses and Authorizations

        Our concession is for the provision of universal service and for the operation of the terrestrial broadcasting network in Portugal, and it permits us to provide public switched wireline telephone, packet switched data (the rights to which were transferred to our subsidiary PT Prime) in X.25 mode, leased lines and telex and telegraphy services in Portugal. We also operate a digital terrestrial television platform and provide mobile telephone services, data communications services and television distribution services under the licenses granted and authorizations issued to our subsidiaries by the relevant entities (the Portuguese Government and ANACOM). The subsidiaries holding the licenses and authorizations are subject to separate financial reporting and other requirements.

        Our Wireline Concession.    The Portuguese government granted us a concession on March 20, 1995. The concession had an initial term of 30 years, expiring in 2025. As part of a reorganization of our business, we transferred the concession to our subsidiary PT Comunicações in 2000. The concession granted us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network and the terrestrial broadcasting network for a fee of up to 1% of our operating revenues from the services provided under the concession, after certain deductions. Some of our assets that are part of the basic telecommunications network (as defined in Portuguese legislation) were treated as being within the "public domain" under the terms of the concession. During the term of the concession, we were permitted to receive economic benefits from the use of public domain assets as if we owned them completely. However, such public domain assets would have reverted to the Portuguese government without compensation when the concession expired.

        In December 2002, we agreed to prepay the future rental payments due under the concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of concession services to the government in 2025. We acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 concession fee of €16.6 million. As a result of this acquisition, the terms of the concession have been modified so that PT Comunicações is no longer obligated to pay a concession fee to the Portuguese government and ownership of the network and assets related to the concession will not revert back to the Portuguese government in 2025. In February 2003, Decree Law 31/2003 was enacted, establishing the basic regulatory principles supporting the terms of our modified Concession. In April

2003, we entered into an agreement formally modifying the terms of our concession with the Portuguese government.

        The Portuguese government retains the ability to suspend or terminate our rights under the concession. In cases of serious non-fulfillment by us of our obligations under the concession, the Portuguese government may, on a provisional basis, take over the development and operation of services authorized under the concession. The concession may also be terminated in cases of "severe, continual or unremedied" failure to perform our obligations. We believe that we have the resources to fulfill all our obligations under the concession.

        In addition, the Portuguese government may revoke the concession upon at least one year's notice if it deems such action to be justified in the public interest. If this occurs, we would be entitled to compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the concession expires.

        Our modified concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. However, Law 5/2004 establishes a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005. The new regime replaces Law 91/97, which granted us an exemption from municipal taxes and rights-of-way and other fees with respect to access to and installation and use of our telecommunications network in connection with our obligations under the concession. Our exemption from municipal taxes prior to the enactment of Law 91/97 is still being challenged in court. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees."

        We are required to provide a special 50% discount on the monthly line rental fee to certain eligible retired and pensioner Portuguese citizens. Until December 31, 2006, the costs of providing this special discount were directly reimbursed by the Portuguese Government. In May 2007, ANACOM determined that PT Comunicações should bear the costs of providing this special discount, as part of its universal obligations, a decision that applied retroactively from January 2007. In addition, in the past, we voluntarily offered supplementary discounts to eligible senior citizens in the form of an additional 10% discount on the monthly line rental fee and a special discount on telephone calls. We phased out these supplementary discounts in July 2007 as we became burdened with the cost of the mandatory 50% discount.

        The concession imposes a universal service obligation on us. See "—Universal Service Obligations" above.

        The Ministry of Finance is responsible for monitoring financial issues with respect to the concession. The Ministry of Economy is responsible for all other issues under the concession. ANACOM is authorized to monitor and assess penalties up to a maximum of €5 million if we fail to fulfill our obligations under the concession or other obligations imposed by law or stemming out of ANACOM's determinations. Disputes concerning the application and interpretation of the concession are dealt with by arbitration.

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

        ANACOM began issuing UMTS licenses in January 2001. UMTS services are the European version of the globally accepted technical standards for "third-generation" mobile communications. UMTS constitutes a significant advance over the "second-generation" digital GSM mobile services currently provided. The "first-generation" services were traditional analog mobile services. The broadband capacity of the frequency spectrum allocated under the UMTS licenses enables operators to supply video and Internet content to mobile handsets at higher transmission speeds. The licenses cover all of Portugal and are valid for 15 years. The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the beginning of 2001, and TMN's license expires in January 2016.

        In April 2004, TMN launched UMTS in Portugal with an emphasis on new services, such as video telephony and high-speed data. Since then, TMN has pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites.

        In addition, in 2000, TMN and the other mobile operators assumed commitments to make contributions to the information society during the period through the maturity of the license in 2016. In May 2007, pursuant to an agreement between TMN and the Portuguese Government, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount is to be spent on "E Initiatives," an initiative led by the

Portuguese Government to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million is to be spent on subsidies for equipment, service discounts and network investments. The amount related to the "E Initiatives" was recognized as a license cost in 2007 in the amount of its net present value (€233 million), and the remaining €95 million have been and will continue to be recorded when incurred, as its expected that these investments will be made in the ordinary course of business of TMN. In addition, TMN assumed the payment of one-third of the commitment of Oniway, a mobile operator that withdrew from the market, in the amount of €8 million, and in 2009 TMN was required to co-invest with the Portuguese Government in providing laptop computers to young students, in the amount of €11.5 million. As of December 31, 2010, our expenses relating to the €233 million liability recorded in 2007 had been fully reflected in our financial statements, and the only liabilities on our balance sheet relating to our commitments under the terms of TMN's license were liabilities in the ordinary course of our business.

        In July 2010, ANACOM decided, within the context of the 900/1800 MHz spectrum refarming process, to unify into a single title the conditions applicable to the rights of use of frequencies allocated to TMN for the provision of the land mobile service, in accordance with GSM 900/1800 and UMTS technologies. The authorization is valid until July 8, 2025.

        DTT Services.    In 2008, we were notified of the final decision of ANACOM endorsing the Draft Final Decision of the Portuguese Committee of Evaluation to allocate to us the frequency usage rights for Digital Terrestrial Television ("DTT") associated with with the system for combining more than one information stream into a single stream for transmission ("Multiplex" or "Mux"), namely Mux A (transport of free-to-air signal) and Muxes B to F (Pay-TV service). In June 2009, the ERC notified us of its final decision of granting a license to act as a TV distribution operator.

        Due to changes in the process of implementation of Muxes B to F and due to the evolution of Pay-TV market, PT asked ANACOM to revoke frequency usage rights associated with Muxes B to F and asked ERC to revoke the license to act as a TV distribution operator.

        ANACOM issued its draft decision on January 29, 2010, according to which ANACOM intended to revoke the act granting PT Comunicações the right to use the frequencies associated with Muxes B to F, retroactive to January 29, 2010. As to the request submitted to ERC, this authority also issued a draft decision, under which it considered that reasons of public interest prevented revoking the license granted to PT Comunicações to operate as a TV distribution operator using the frequencies allocated by ANACOM for that purpose. This draft decision was also submitted to a public consultation. The final decision, issued on March 17, 2010, maintained ERC's draft position.

        On July 12, 2010, ANACOM decided to revoke the granting of rights of use of frequencies associated with Muxes B to F and, consequently, of the five titles that substantiate the rights assigned to PT Comunicações, without forfeiture of the guarantee bond. It was likewise determined that the decision of revocation is retroactive and in effect from the date of the draft decision issued by ANACOM on January 29, 2010.

        On December 22, 2010, ANACOM approved the draft decision regarding the alteration of the operating channels Mux A of the DTT, assigned to PTC. Additionally, on December 22, 2010, ANACOM approved the final decision on the identification of re-transmitters and respective dates of termination of emissions of the pilot phase, provided in the detailed plan for the cessation of analogue terrestrial television emissions (switch-off plan). On December 27, 2010, citing reasons of public interest, ANACOM initiated a proceeding to change the radio channels assigned to PTC with the goal of improving efficient spectrum management and harmonize the conditions of use of frequencies in the 800 MHz band.

Brazil

Overview

        Oi's business, including the nature of the services it provides and the rates it charges, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunication services promulgated by ANATEL. Oi provides fixed-line, domestic and international long-distance and mobile telecommunication services under concessions, authorizations and licenses that were granted by ANATEL and allow it to provide specified services in designated geographic areas, as well as set forth certain obligations with which it must comply.

Concessions and Authorizations

        Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

        Providers of public regime services, such as Oi, are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as quality of service, continuity and universality of service, network expansion and network modernization. Additionally, the rates that public regime service providers may charge customers are subject to ANATEL supervision.

Regulation of Fixed-Line Services

  Public Regime Concessions

        Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended its concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets which, as of the date of this annual report, has not yet been adopted by ANATEL.

        The concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under some specific circumstances provided for by law and the concession agreements. The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications. The amendments of Oi's concession agreement that were expected to become effective at the end of 2010 have been delayed. ANATEL may also terminate the concessions upon the occurrence of certain events, such as an extraordinary situation jeopardizing the public interest, a provider's material failure to comply with its universalization targets or insurance requirements. In the event a concession is terminated, ANATEL is authorized to administer the provider's properties and its employees in order to continue rendering services.

  Rate Regulation

        Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation; (2) monthly subscription; and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with specified criteria. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for international long-distance services charged by long-distance service providers other than Embratel, including Oi, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

        The concession agreements establish a price-cap mechanism for annual rate adjustments for basic service plans and domestic long-distance rates based on formulas set forth in each provider's concession agreement. The formula provides for two adjustments to the price cap based on the local rate basket, the long-distance rate basket and the use of a price index. The price cap is first revised upward to reflect increases in inflation, as measured by an index, then ANATEL applies a productivity discount factor, or Factor X, which reduces the impact of the rate readjustment provided by the index.

        ANATEL is analyzing the adoption of a new Factor X regulation under which a new model of rate adjustments that is based on projected improvements in service costs may be adopted in 2011. If ANATEL were to pursue the adoption of this new model, Oi expects that public consultations regarding the new Factor X regulation would begin in 2011.

  Unbundling of Local Fixed-Line Networks

        On May 2004, ANATEL issued an order establishing rules for partial unbundling of the local fixed-line networks of the public regime service providers, which Oi refers to as "line sharing," and requiring the eventual full unbundling of local fixed-line networks, which will entail these providers making their entire networks available to other telecommunication service providers.

        As of the date of this annual report, ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although Oi expects that the rates that it would receive from other telecommunication services providers accessing its fixed-line networks will be lower than the rates it currently charges its customers for providing fixed-line and broadband internet services. As of the date of this annual report, no unbundled lines had been used by competitors in Regions I or II.

  Service Restrictions

        Pursuant to regulations in effect as of the date of this annual report, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

  •
  a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services;

  •
  a restriction on mergers between regional fixed-line service providers and mobile services providers (a prohibition that also applies to private regime companies); and

  •
  a restriction on offering cable television services, unless the company offering public regime services has won a public auction to provide cable television services in the relevant region and no other bidders participated.

        In November 2010, ANATEL announced the opening of the market for subscription television services. The pending amendments to Oi's concession agreements are expected to remove the restrictions that currently prohibit it from offering subscription television services over its fixed-line networks, permitting is to offer IP TV. Under the new regulations, ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit companies that control public regime providers to also provide subscription television services.

Regulation of Mobile Services

        In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunication services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunication services.

  Auction of Personal Mobile Services Spectrum

        Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. Oi was granted its initial authorization to provide personal mobile services in Region I and a license to operate in Band D in March 2001. Brasil Telecom Mobile was granted its initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

        ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, Brasil Telecom Mobile acquired an additional license to operate in Region II.

        In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, Oi acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo, and (2) licenses to use additional spectrum in 12 states in Region I.

  Auction of 3G Spectrum

        In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Oi acquired the radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas), and Brasil Telecom Mobile acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions (corresponding to Region II under the personal mobile services regime).

Interconnection Regulations

        Under the General Telecommunications Law, all telecommunication service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunication service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider's network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

  Interconnection Regulations Applicable to Fixed-Line Providers

        Interconnection fees are charged at a flat rate per minute of use of a fixed-line provider's network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the underlying cost characteristics of such service provider's network and whether such service provider has significant market power.

        Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted. Fixed-line service providers are only required to pay interconnection fees to another fixed-line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeds 55% or was less than 45%. This system is designated the "bill-and-keep" system.

        In 2008, ANATEL announced that the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, Oi cannot predict when this new methodology will be proposed.

        In 2006, the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were reduced to 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

  Interconnection Regulations Applicable to Personal Mobile Services Providers

        Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider's network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the VU-M rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. In July 2006, ANATEL adopted new regulations under which personal mobile services providers recognize interconnection revenues (and costs) for traffic in the same registration area on a gross basis based on the total traffic between personal mobile services providers' networks. This system is designated the "full billing" system.

        If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding VU-M rates when Oi and Brasil Telecom Mobile began offering personal mobile services, ANATEL set the initial VU-M rates for each of them. Personal mobile services providers also negotiate annual rate increases for their VU-M charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration.Personal mobile services providers must offer the same VU-M rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective, and they may be rejected if they are contrary to the principles of free competition and the applicable regulations.

        ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in the second quarter of 2011.

  Regulation of Interconnection Rates Charged by Providers with Significant Market Power

        In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunication service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power.

        In July 2006, ANATEL issued regulations regarding the fees that may be charged for the use of mobile networks by personal mobile services providers with significant market power in the mobile interconnection market. The date on which these regulations will become effective has not yet been established by ANATEL. Under these regulations, ANATEL will determine, based on a fully allocated cost model, a reference value for VU-M rates of providers that are deemed to hold significant market power, which is determined based on a number of factors. This reference value will be reassessed every three years.

        ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. Oi expects that ANATEL's proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

Regulation of Data Transmission and Internet Services

        Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunication service providers. Telecommunication service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunication service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

        ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. Following publication of these forms of agreement, the rates under these agreements may be increased on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services. ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. Oi expects that ANATEL's proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or "IFRS," as adopted by the European Commission for use in the European Union. As of and for the years ended December 31, 2008, 2009 and 2010, there was no difference between IFRS, as adopted by the European Commission for use in the European Union, as applied by Portugal Telecom, and IFRS as issued by the International Accounting Standards Board.

Overview

Our Business and Revenue Reporting Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries, which are classified for financial reporting purposes according to the general type of telecommunications services provided and the manner in which our management views and manages our operations. Portugal Telecom's businesses consist of the following:

• Portuguese Operations	•	Offering the following residential, wholesale and enterprise services within our wireline business:
		•	Retail services, including fixed line telecommunications service, internet services, IPTV and satellite Pay-TV services to residential customers;
		•	Wholesale services; and
		•	Data and corporate services, including data communications, leased lines, outsourcing and net solutions and Internet business-to-business to large corporate entities and to SMEs/SOHOs.
	•	Offering personal (mobile) services, such as voice, data and Internet-related services and Pay-TV, through TMN.

• International Operations	•

International investments, other than our former interest in Vivo (which is presented as a discontinued operation) and our investment in Oi (which occurred after December 31, 2010), our international investments mainly include:

		•	Dedic/GPTI, providing call center and IS/IT services in Brazil, which we fully consolidate in our audited consolidated financial statements;
		•	Cabo Verde Telecom, providing fixed and mobile telecommunications services in the Cabo Verde Islands, which we fully consolidate in our audited consolidated financial statements;
		•	MTC, providing mobile telecommunications services in Namibia, which we fully consolidate in our audited consolidated financial statements;
		•	Timor Telecom, providing mobile telecommunications services in Timor, which we fully consolidate in our audited consolidated financial statements;
		•	Unitel, providing mobile telecommunications services in Angola, which we account for using the equity method; and
		•	CTM, providing fixed and mobile telecommunications services in Macao, which we account for using the equity method.

Business Drivers and Measures

        The businesses of each of our segments are affected by a number of significant industry trends. In operating our businesses and monitoring their performance, we also pay attention to a number of operational and other factors. We summarize some of these trends and factors for each of our business segments below.

  Wireline Business

  •
  Traffic Trends.  In recent years, we have experienced a decrease in traffic on our fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both our retail and wholesale revenues. However, in the fourth quarter of 2010, positive net additions of fixed lines were achieved for the first time in seven years, primarily due to strong performance of Meo double-play and triple-play offers. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Fixed Line Network" and "—Traffic."

  •
  Changes in Revenue Mix.  Our Pay-TV customers have increased since we introduced Pay-TV service in 2008. In addition, our ADSL retail accesses increased by 16.1% in 2010 due to our marketing of service packages that include Pay-TV and ADSL broadband services, with our overall ADSL revenues increasing by 3.7%, notwithstanding the effects of regulatory changes in the last several years (requiring, among other things, unbundling of the local loop, as described elsewhere in this annual report) which continued to lead to downward pricing pressure for our ADSL wholesale services. The mix of the revenues of our wireline business has therefore shifted significantly in recent years, with Pay-TV related revenues partially offsetting the continued

    pressure on the traditional voice business. In addition, in the future we expect that Pay-TV and broadband services will continue to be an important driver of our wireline business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

  •
  Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans.  Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which have negatively affected our retail revenues. One of our strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in our competitive market. Our pricing plans tend to increase our revenues from fixed charges but contribute to a decrease in our traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. In our wholesale business, the decrease in regulated fixed-to-mobile interconnection charges has also affected our revenues because our wholesale wireline unit records revenue from international incoming calls through our network that terminate on the networks of mobile operators. Decreases in transit traffic (calls that use our network but neither originate nor terminate on our network) also have affected our wholesale revenues. See "Item 4—Information on the Company—Our Businesses—Wireline Business—Retail—Fixed Line Telephone Services" and "—Wholesale—Prices."

  •
  Increasing Competitive Pressure.  Our wireline business faces increasingly strong competition from fixed line operators (including VoIP providers) as well as from mobile players. The telecommunications sector underwent a major transformation in Portugal, with the consolidation of a new operator in 2007—ZON Multimedia. This, coupled with increased commercial aggressiveness from Sonaecom, Vodafone and other corporate solution operators, has enhanced competition in the Portuguese telecommunications sector. Our major competitors compete through their respective multi-play offers, which include traditional voice services as well as Pay-TV and broadband Internet services and, on the corporate side, complex telecom and IT/IS solutions.

  Mobile Business

  •
  Decreasing Interconnection Charges. In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease by an average of 11% in 2008, 32% in 2009 and 10% in 2010. In May 2010, ANACOM imposed a new glide path that would reduce mobile termination rates to €0.035 in August 2011. Both interconnection rates reached €0.05 per minute at the end of 2010. These reductions have had a significant adverse impact on TMN's revenues and results of operations. See "Item 4—Information on the Company—Our Business—Personal Services—Prices and Revenue Breakdown."

  •
  Continuing Introduction of New Products. The fast development and availability of new access devices are leading to significant growth in Internet users, and more frequent usage, thus leading to increased bandwidth consumption. Examples of this trend are smartphones, tablet PCs and Internet pads. In 2010, Portugal Telecom continued to develop and introduce a diversified product offering in the mobile market, including touch-screen phones, smartphones and tablet PCs, making available to our customers data and value added services and sophisticated applications and widgets. See "Item 4—Information on the Company—Personal Services—Services."

  •
  Continuing Roll-Out of 3G Services.  One of the ways in which we respond to intense competition in the mobile networks market is by continuing to develop and bring to market innovative third generation (3G) services that increase revenues and customer loyalty. We list several of our recently launched services in "Item 4—Information on the Company—Personal Services—Services". Remaining competitive requires continuing investments to build out our third generation network and develop new services, and our capital expenditures on our third generation network have increased in recent years.

  •
  Introduction of new pricing plans.  One of the ways in which we and our competitors are responding to intense competition in the mobile market is by creating new, simple and more aggressive pricing plans which better fits customer needs. TMN recently launched "e" plans, including voice, SMS and internet access, with different options allowing our customers to choose the plan that best fits their needs.

  International Operations

  •
  Continuing Importance of the Brazilian Market to Our Results of Operations.  Although we sold our interest in Vivo to Telefónica S.A. on September 27, 2010, we announced on July 28, 2010 that we intended to enter into a strategic partnership with Oi, the Brazilian telecommunications company. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi." We closed the Oi transaction on March 28, 2011. Unde the terms of this transaction, we will have a role in the management of Oi, allowing us to share the control of its strategic financial and operating decisions and, as a result, we expect to proportionally consolidate the results of operations of Oi in our results of operations. The results of operations of Oi, and the dynamics of the Brazilian telecommunications markets, will be important to our future operations.

        All our business segments are subject to significant competition and operate in highly regulated environments. You should carefully review "Item 4—Information on the Company—Competition" and "—Regulation" for more information. In addition, you should be aware of the risks to which each of our businesses is subject. See "Item 3—Key Information—Risk Factors."

  Seasonality

        Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality. We tend to have higher revenues in the fourth quarter due to promotional campaigns centered on the Christmas holiday. To a lesser degree, promotional campaigns at the time of the Easter and Mother's Day holidays also tend to increase our revenues in the second quarter. Our revenues from our Portuguese operations tend to be lower during the Portuguese summer holidays during the third quarter.

Discontinued Operations—Vivo

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. Until the sale, we provided mobile telecommunications services in Brazil through Vivo. Our consolidated statements of income and cash flows present Vivo under the caption "Discontinued Operations" for all periods, and our consolidated balance sheet as of December 31, 2010 no longer includes the assets and liabilities related to Vivo.

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

  Property, Plant and Equipment, and Intangible Assets

        Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining fair value at the acquisition date, in the case of assets acquired in a business combination, and for determining the expected useful lives of those assets. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management's judgment.

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2010, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

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

        In accordance with IFRS, at the end of each reporting period, we review the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and write it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        The goodwill impairment analysis that we conducted as of December 31, 2010 did not suggest that any such impairment was likely in a future period.

        The determination of the recoverable amount of a cash-generating unit under IFRS for impairment testing purposes involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value and the amount of any goodwill write-down.

  Accrued Post Retirement Liability

        As of December 31, 2010, we recorded an accrued post retirement liability amounting to €966.9 million to cover our net unfunded obligations regarding pension supplements, post retirement healthcare benefits and salaries for pre-retired and suspended employees. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing of the estimated defined benefit payments (duration of approximately 14 years for pension supplements and healthcare obligations and 4 years for salaries). The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected.

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

  Assessment of the Fair Value of Certain Assets Using the Revaluation Model

        In 2008, we adopted the revaluation model for measuring the carrying value of certain classes of assets, namely the ducts infrastructure and real estate assets. In order to determine the revalued amount of those assets, we used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs for the ducts infrastructure and the use of specific indicators for the real estate market, respectively. See Notes 3(c) and 34.4 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

Recent IFRS Accounting Pronouncements

        Several new IFRS standards became effective in the year ended December 31, 2010, but most of these are not applicable to us or had no material impact on our consolidated financial statements. As of the date of the issuance of the financial statements included in this Annual Report on Form 20-F, the following standards, revised standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union) and had not yet been adopted by Portugal Telecom, but their adoption will be required in subsequent periods:

  IAS 24, Related Party Disclosures

        A revised version of IAS 24, Related Party Disclosures, is applicable for annual periods beginning on or after January 1, 2011, modifying the definition of a related party and simplifying disclosures for government-related entities. There will be no material impact on our financial statements as a result of this revised standard.

  IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

        In November 2009, the IFRIC issued Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt). This requires that a gain or loss be acknowledged in the results, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued. If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability. This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010. To date, we have not entered into transactions of this nature.

Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
	2008		2009			2010
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Continuing Operations Operating revenues:
Wireline business	1,805.6	48.0%	1,796.5	48.1%	(0.5)%	1,766.2	47.2%	(1.7)%
Retail	952.3	25.3%	970.1	26.0%	1.9%	967.5	25.9%	(0.3)%
Wholesale	386.8	10.3%	371.4	9.9%	(4.0)%	364.9	9.8%	(1.7)%
Data and corporate	279.5	7.4%	295.1	7.9%	5.6%	281.5	7.5%	(4.6)%
Directories	90.2	2.4%	80.1	2.1%	(11.2)%	66.1	1.8%	(17.4)%
Sales	50.5	1.3%	42.5	1.1%	(15.8)%	44.1	1.2%	3.6%
Other	46.4	1.2%	37.3	1.0%	(19.6)%	42.1	1.1%	13.0%
Mobile business	1,512.4	40.2%	1,460.4	39.1%	(3.4)%	1,336.0	35.7%	(8.5)%
Services	1,355.9	36.1%	1,313.8	35.2%	(3.1)%	1,224.8	32.7%	(6.8)%
Sales	148.5	3.9%	134.4	3.6%	(9.5)%	102.4	2.7%	(23.8)%
Other	8.0	0.2%	12.3	0.3%	54.0%	8.7	0.2%	(29.2)%
Other businesses	443.2	11.8%	476.5	12.8%	7.5%	640.1	17.1%	34.3%
Services	420.5	11.2%	444.4	11.9%	5.7%	597.3	16.0%	34.4%
Sales	18.7	0.5%	20.3	0.5%	8.5%	19.1	0.5%	(5.6)%
Other	4.1	0.1%	11.8	0.3%	188.0%	23.7	0.6%	100.6%
Total operating revenues	3,761.2	100.0%	3,733.4	100.0%	(0.7)%	3,742.3	100.0%	0.2%
Costs, expenses, losses and income:
Wages and salaries	489.4	13.0%	546.7	14.6%	11.7%	637.1	17.0%	16.5%
Direct costs	520.8	13.8%	522.4	14.0%	0.3%	547.6	14.6%	4.8%
Costs of products sold	244.8	6.5%	207.3	5.6%	(15.3)%	179.9	4.8%	(13.2)%
Marketing and publicity	87.9	2.3%	78.6	2.1%	(10.5)%	81.1	2.2%	3.2%
Supplies and external services	695.6	18.5%	733.3	19.6%	5.4%	724.5	19.4%	(1.2)%
Indirect taxes	45.9	1.2%	57.8	1.5%	25.9%	45.4	1.2%	(21.4)%
Provisions and adjustments	29.0	0.8%	30.5	0.8%	5.3%	35.0	0.9%	14.6%
Depreciation and amortization	647.5	17.2%	716.9	19.2%	10.7%	758.6	20.3%	5.8%
Net post retirement benefits costs	44.8	1.2%	89.6	2.4%	100.3%	38.2	1.0%	(57.4)%
Curtailment and settlement costs	100.0	2.7%	14.8	0.4%	(85.2)%	145.5	3.9%	882.9%
Gains on disposals of fixed assets, net	(18.3)	(0.5)%	(2.0)	(0.1)%	(89.3)%	(5.5)	(0.1)%	183.4%
Other costs, net	22.6	0.6%	45.6	1.2%	102.2%	141.2	3.8%	209.6%

	Year Ended December 31,
	2008		2009			2010
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Income before financial results and taxes	851.3	22.6%	691.9	18.5%	(18.7)%	413.8	11.1%	(40.2)%
Net interest expense	205.4	5.5%	227.5	6.1%	10.7%	185.0	4.9%	(18.7)%
Net foreign currency exchange losses (gains)	(3.6)	(0.1)%	0.2	0.0%	(105.9)%	6.8	0.2%	3101.2%
Net gains on financial assets and other investments	(12.1)	(0.3)%	(8.1)	(0.2)%	(33.3)%	(1.9)	(0.0)%	(76.9)%
Equity in earnings of affiliated companies, net	(171.0)	(4.5)%	(456.0)	(12.2)%	166.7%	(141.7)	(3.8)%	(68.9)%
Net other financial losses	13.7	0.4%	35.7	1.0%	161.3%	33.3	0.9%	(6.8)%
Income before taxes	818.9	21.8%	892.6	23.9%	9.0%	332.2	8.9%	(62.8)%
Income taxes	204.8	5.4%	185.9	5.0%	(9.2)%	77.5	2.1%	(58.3)%
Net income from continuing operations	614.1	16.3%	706.7	18.9%	15.1%	254.6	6.8%	(64.0)%
Discontinued operations
Net income from discontinued operations	81.7	2.2%	82.5	2.2%	1.0%	5,565.4	148.7%	6649.1%
Net income	695.8	18.5%	789.2	21.1%	13.4%	5,820.1	155.5%	637.5%
Attributable to:
Non-controlling interests	119.7	3.2%	104.5	2.8%	(12.8)%	147.9	4.0%	41.6%
Equity holders of the parent	576.1	15.3%	684.7	18.3%	18.9%	5,672.2	151.6%	728.4%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

  Operating Revenues

        Our operating revenues increased to €3,742.3 million in 2010 from €3,733.4 million in 2009, an increase of 0.2%, due to our strong performance in our international operations, namely MTC in Namibia, Timor Telecom and Dedic/GPTI, partially offset by lower revenues from our Portuguese operations. Contributions to consolidated operating revenues from the wireline and mobile businesses decreased by 1.7% (€30.3 million) and 8.5% (€124.5 million), respectively. Other businesses increased by 34.3% (€163.6 million) for the reasons explained below.

        Our revenues in Portuguese operations in the year ended December 31, 2010 were negatively impacted by, among other things, (1) lower customer revenues in our mobile business (€74.4 million), (2) lower equipment sales (€25.1 million), (3) lower mobile termination rates (€13.4 million) and (4) lower revenues from the directories business (€14.0 million). The performance of customer revenues reflected challenging economic conditions, coupled with increasing competition for youth customers and lower roaming-out revenues, which declined as a result of regulated tariff cuts.

        We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Wireline Business.    The table below sets forth the operating revenues from our wireline business in 2009 and 2010. As described in more detail in "Item 4—Information on the Company—Our Businesses—Portuguese Operations," our wireline business includes revenues from residential services and wholesale services and the majority of our revenues from services to enterprises, including large corporate entities and SMEs/SOHOs.

	2009	2010	% Change
	(EUR Millions)
Wireline Operating Revenues (Stand-Alone)
Retail	971.0	969.2	(0.2)%
Wholesale	495.4	491.3	(0.8)%
Data and corporate	300.7	287.7	(4.3)%
Other wireline services	180.6	180.8	0.1%
Total	1,947.8	1,929.0	(1.0)%

        Retail revenues decreased by 0.2% to €969.2 million in 2010 from €971.0 million in 2009. Our retail revenues benefitted from continued strong performance of our Meo triple-play offers (voice, data and Pay-TV), which mitigated the recent revenue loss trend in the wireline business. This performance of retail revenues was achieved mainly by our growth in Pay-TV and fixed broadband retail services, which are growing in line with our stated strategy of increasing market share in the residential market by offering attractive triple-play and double-play services. The increase in revenues from our Meo services was more than offset by decreases in wholesale, data and corporate, and directories revenues, as described below, resulting from continuing strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

        Wholesale revenues decreased by 0.8% to €491.3 million in 2010 from €495.4 million in 2009, primarily as a result of the 1.0% decrease in leased lines revenues and the 5.2% decrease in other wholesale revenues, notwithstanding an increase of 1.6% in traffic revenues. This performance is explained by the decline in ULL, wholesale line rental and wholesale ADSL revenues in 2010 (€7 million).

        Data and corporate revenues decreased by 4.3% to €287.7 million in 2010 from €300.7 million in 2009, as a result of a 6.0% decline in revenues from VPN and leased lines, against a backdrop of challenging economic conditions affecting SME/SOHO and corporate customers, primarily due to strong pricing pressure. This performance is also explained by some lumpiness in relation to the execution of certain large contracts, in some cases delayed due to economic conditions and lack of financial flexibility as well as the reduction in some structural projects.

        Other wireline services remained flat in 2010, with a 17.3% decline in directories (€13.8 million), reflecting the negative trend of the directories business, offset by an increase in equipment sales of 7.8% and an increase in other services.

        Mobile Business.    The table below sets forth the operating revenues from our mobile business in 2009 and 2010.

	2009	2010	% Change
	(EUR Millions)
Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,198.9	1,122.7	(6.4)%
Interconnection	161.0	141.9	(11.9)%
Sales	144.1	112.4	(22.0)%
Other operating revenues	13.7	10.4	(24.0)%
Total	1,517.8	1,387.5	(8.6)%

        Operating revenues from our mobile business decreased by 8.6% to €1,387.5 million in 2010 from €1,517.8 million in 2009, primarily due to (1) lower customer revenues (€74.4 million) against a backdrop of increased penetration of tribal plans (which are flat-fee prepaid tariff plans offering unlimited voice and SMS traffic for customers using the same tariff plan), especially by youth customers, and lower roaming-out revenues (€4.8 million), primarily due to regulated tariff cuts, (2) lower equipment sales (€31.7 million) and (3) lower interconnection revenues (€19.1 million), partially as a result of the negative impact of lower mobile termination rates (€11.9 million). Notwithstanding the economic environment and the significant growth in fixed broadband on the back of the triple-play bundles, data revenues declined only by 0.9% in 2010 and accounted for 24.6% of service revenues, an increase of 1.5 percentage points over 2009.

        Other Operations.    Operating revenues from our other operations contributed €640.1 million to our consolidated operating revenues in 2010, an increase of 34.3% from €476.5 million in 2009. This performance was mainly due to (1) the increases of 30.3% and 20.1% at Timor Telecom and MTC, respectively, (2) the improving trends of our Brazilian BPO business, Dedic, and (3) the consolidation of GPTI, an IT/IS company acquired by Dedic as from March 1, 2010.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2010 due to, among other factors, increases in net curtailment and settlement costs, wages and salaries, depreciation and amortization and other costs, which were partially offset by reductions in post retirement benefits costs and costs of products sold. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 16.5% to €637.1 million in 2010 from €546.7 million in 2009, primarily due to higher contributions from (1) Dedic, our call center operation in Brazil, arising from investments made in 2010 to expand this business and also from the impact of the appreciation of the Brazilian Real (€23.2 million); and (2) GPTI, which was consolidated as from March 1, 2010 (€34.2 million).

        Direct Costs.    Direct costs increased by 4.8% to €547.6 million in 2010 from €522.4 million in 2009, primarily due to an increase at the wireline business (€29.4 million), with the growth in programming costs resulting from the continued growth in Pay-TV customers, strengthened content offerings and a higher uptake of premium and VOD services. The increases in these costs were partially offset by a reduction in interconnection costs, mainly due to lower mobile termination rates and lower costs related to the directories business as a result of the decline in that business. The growth in the wireline business was partially offset by a reduction at TMN, reflecting lower mobile termination rates and a higher proportion of on-net traffic.

        Costs of Products Sold.    Costs of products sold decreased by 13.2% to €179.9 million in 2010 from €207.3 million in 2009, primarily reflecting a reduction at TMN (€41.6 million) in line with the decrease in sales and our continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN's handset portfolio.

        Marketing and Publicity.    Marketing and publicity costs increased by 3.2% to €81.1 million in 2010 from €78.6 million in 2009, primarily reflecting higher contributions from MTC, and from the wireline business, especially the marketing of Pay-TV and triple-play offers. These effects were partially offset by a lower contribution from TMN in line with the reduction in operating revenues.

        Supplies and External Services.    Supplies and external services decreased by 1.2% to €724.5 million in 2010 from €733.3 million in 2009. This decrease is primarily explained by a lower contribution from TMN, mainly due to lower maintenance and repair costs resulting from a more integrated and efficient management of our fixed and mobile networks, and lower external supplies, which reflect our continuing operational and cost discipline. These effects were partially offset by (1) the impact of the consolidation of GPTI as from March 1, 2010 (€15.9 million) and (2) an increase in costs from our contact center operations in Brazil, primarily related to rental costs in connection with the construction of new sites completed in 2010 and also related to the appreciation of the Brazilian Real.

        Indirect Taxes.    Indirect taxes decreased by 21.4% to €45.4 million in 2010 from €57.8 million in 2009, reflecting primarily an increase in credit risk, mainly due to a reduction in spectrum fees, and a reduction in certain foreign operations.

        Provisions and Adjustments.    Provisions and adjustments increased by 14.6% to €35.0 million in 2010 from €30.5 million in 2009, largely due to an increase in the wireline business (€12.1 million), reflecting primarily a change in the criteria for the calculation of provisions for receivables, partially offset by a reduction in TMN (€6.6 million) resulting from the declining trend in revenues.

        Depreciation and Amortization.    Depreciation and amortization costs increased by 5.8% to €758.6 million in 2010 from €716.9 million in 2009, primarily reflecting a higher contribution from the wireline business (€27.1 million), as a result of the investments in the continued rollout of our Pay-TV service, and the accelerated depreciation of certain GSM network equipment at TMN, following the decision to roll-out a swap of TMN's 2G network equipment for new equipment that is 4G-enabled.

        Post Retirement Benefits.    We recorded a €38.2 million charge for post retirement benefits in 2010, compared to €89.6 million in 2009. The decrease in this caption is primarily explained by a prior year service gain recorded in 2010, amounting to €31.2 million, resulting from changes introduced in the pension formula by Portuguese Law 3-B/2010 related to a reduction in benefits granted to employees. Adjusting for this effect, post retirement benefit costs would have decreased by €20.2 million, primarily due to (1) the reduction of €104.6 million in post retirement liabilities that occurred during 2009, (2) the increase in fair value of plan assets occurred in 2009, from €2,131.6 million to €2,369.5 million as a result of the performance of the plan assets and contributions to the pension funds and (3) a reduction of the discount rate from 5.75% to 5.50%. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment and Settlement Costs" below.

        Curtailment and Settlement Costs.    Curtailment costs increased to €145.5 million in 2010, compared to €14.8 million in 2009, primarily due to reengineering of processes and reorganization of our company along customer categories (i.e. residential, personal, enterprise (corporate and SMEs/SOHOs) and wholesale).

        Other Costs.    Other costs increased to €141.2 million in 2010 from €45.6 million in 2009, primarily as a result of (1) the recognition of provisions and adjustments in order to reflect the recoverable amount of certain assets and estimated losses with legal actions and (2) expenses incurred related to the Oi acquisition.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 18.7% to €185.0 million in 2010 from €227.5 million in 2009, primarily as a result of a decrease in average net debt (debt minus cash and cash equivalents) following the first installment received from Telefónica in September 2010 (€4,500 million) for the disposal of our stake in Vivo. This effect was slightly offset by an increase in the average cost of debt, which was 4.4% in 2010 and 4.3% in 2009.

        Net Foreign Currency Exchange Losses.    We had net foreign currency losses of €6.8 million in 2010, compared to €0.2 million in 2009, primarily as a result of the impact of the depreciation of the U.S. dollar against the Euro during the second half of 2010 on dividends paid by Unitel in June 2010.

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €1.9 million in 2010, compared to €8.1 million in 2009. Gains recorded in 2009 are primarily explained by a gain of €5.7 million related to the impact on a free-standing cross currency derivative of the appreciation of the U.S. dollar against the Euro until April 2009, when this financial instrument was settled. This caption also includes the impact of the change in fair value of interest rate derivatives.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies decreased to €141.7 million in 2010, compared to €456.0 million in 2009, with the decline explained mainly by (1) one-time charges in 2010 totalling €35.9 million to adjust the carrying values of certain of our investments to the corresponding estimated recoverable amounts, primarily in UOL in order to adjust its carrying value to the recoverable amount obtained upon the disposal of this investment, which was completed in January 2011, (2) the capital gain, amounting to €267.0 million, obtained with the sale of Médi Télécom in the fourth quarter of 2009 and our share in the earnings of this company until its sale and (3) the impact of the devaluation of the Kwanza against the Euro. Adjusting for these effects, equity in earnings of affiliates would have amounted to €192.1 million in 2010 and €178.4 million in 2009, as a result of increased earnings of Unitel, in local currency, and UOL. On December 29, 2010, we reached an agreement for the sale of our stake in UOL (28.78% of UOL's share capital) for a consideration of R$ 356 million. The transaction closed on January 27, 2011.

        Net Other Financial Expenses.    Net other financial expenses decreased to €33.3 million in 2010, compared to €35.7 million in 2009, and include banking services expenses, commissions, financial discounts and other financing costs.

  Income Taxes

        Income taxes amounted to €77.5 million in 2010, compared to €185.9 million in 2009, corresponding to effective tax rates of 23.3% and 20.8%, respectively. In 2010, this caption includes a gain of €59.0 million related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits. Adjusting for this effect and for the non-taxable gain related to the sale of Médi Télécom (€267.0 million recorded in the fourth quarter of 2009), one-time losses recognized in 2010 without a tax impact and higher interest expenses that were non-deductible for tax purposes, income taxes would have amounted to €136.6 million in 2010, corresponding to an effective tax rate of 28.8%, compared to 26.6% in 2009. This increase in the effective tax rate is primarily explained by an increase in the statutory tax rate in Portugal.

  Income from Continued Operations (Before Discontinued Operations and Non-Controlling Interests)

        Income from continued operations (before discontinued operations and non-controlling interests) decreased by 64.0% to €254.6 million in 2010 from €706.7 million in 2009 for the reasons described above.

        Net income from our wireline business decreased to €10.1 million in 2010 from €171.5 million in 2009, primarily due to increases in curtailment and settlement costs, direct costs, depreciation and amortization costs and other costs. These effects were partially offset by the reduction in post retirement benefit costs.

        Net income from our mobile business decreased by 15.7% to €270.4 million in 2010 from €320.7 million in 2009, primarily due to the reduction in services rendered net of the related direct costs. These effects were partially offset by the effects of our cost discipline efforts, which led to reductions in commercial costs and supplies and external service expenses.

  Income from Discontinued Operations

        Income from our discontinued operation, which related to Vivo, amounted to €5,565.4 million in 2010, compared to €82.5 million in 2009. The income recorded in 2010 included a gain of €5,423.0, net of related expenses, obtained from the sale of our investment in Vivo, which was completed on September 27, 2010. We received €4.5 billion from Téléfonica on September 27, 2010 and a further €1.0 billion on December 30, 2010. Excluding this effect and positive foreign currency translation adjustments transferred to net income (€31.9 million in 2010 and €21.6 million in 2009) following a share capital reduction at Brasilcel N.V., the joint venture vehicle that held our interest in Vivo, this caption reflects the net income of Vivo, which increased primarily due to an improvement in financial expenses and the appreciation of the Brazilian Real.

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests in 2010 amounted to €147.9 million and was related primarily to Vivo (€61.3 million), Africatel (€33.9 million), MTC (€24.9 million) and Cabo Verde Telecom (€14.2 million). In 2009, net income attributable to non-controlling interests amounted to €104.5 million and was related primarily to Vivo (€42.6 million), MTC (€22.4 million), Africatel (€11.3 million) and Cabo Verde Telecom (€17.4 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased to €5,672.2 million in 2010 from €684.7 million in 2009.

        Basic earnings per ordinary and A shares from total operations in 2010 increased to €6.48 in 2010 from €0.78 in 2009 on the basis of 896,512,500 shares issued at December 31, 2010 and 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

  Operating Revenues

        Our operating revenues decreased to €3,733.4 million in 2009 from €3,761.2 million in 2008, a decrease of 0.7%, reflecting lower contributions from: (1) TMN (€52.0 million), whose revenues decreased by 3.4% primarily due to the negative impact of the 32% decline in mobile termination rates, notwithstanding net additions of 319 thousand during the year, equivalent to a 4.6% increase in the customer base, and (2) the wireline business (€9.1 million), with the impact of line loss and pricing pressure on retail revenues largely offsetting continued strong performance of our Meo triple-play offer. These effects were partially offset by an increase in the contribuition of other businesses (€33.2 million) for the reasons explained below.

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

        Retail revenues increased by 1.8% to €971.0 million in 2009 from €953.5 million in 2008, primarily as a result of continued strong performance of our Meo triple-play offer (voice, data and video), which in turn mitigated fixed line net disconnections, which stood at 96 thousand in 2009 compared to 173 thousand in 2008 and 313 thousand in 2007. Retail revenues improved over the course of the year due to significant growth in Pay-TV customers and in high quality broadband customers. This improvement in performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

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

        Mobile Business.    The table below sets forth the operating revenues from our mobile business in 2008 and 2009.

	2008	2009	% Change
	(EUR Millions)
Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	1,193.7	1,198.9	0.4%
Interconnection	231.2	161.0	(30.3)%
Sales	159.4	144.1	(9.6)%
Other operating revenues	9.3	13.7	47.3%
Total	1,593.6	1,517.8	(4.8)%

        Operating revenues from our business decreased by 4.8% to €1,517.8 million in 2009 from €1,593.6 million in 2008, primarily due to the negative impact of regulatory reductions in mobile termination rates (€62.1 million) and lower equipment sales (€15.3 million), which more than offset the 0.4% growth in customer revenues driven by growth in post-paid customers and data revenues. Roaming-out revenues and national traffic revenues also declined due to economic and competitive pressures in voice services.

        Other Operations.    Operating revenues from our other operations contributed €476.5 million to our consolidated operating revenues in 2009, an increase of 7.5% from €443.2 million in 2008. This increase was primarily due to improved revenue performance in our call center business in Brazil (Dedic), MTC in Namibia and Timor Telecom.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2009 due to, among other factors, increases in depreciation and amortization, wages and salaries, post retirement benefits costs and supplies and external services, which were partially offset by reductions in costs of products sold and curtailment and settlement costs. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 11.7% to €546.7 million in 2009 from €489.4 million in 2008, reflecting higher wages and salaries at Dedic, primarily due to the expansion of this business.

        Direct Costs.    Direct costs increased by 0.3% to €522.4 million in 2009 from €520.8 million in 2008, primarily related to the 4.6% increase (€18.2 million) in the wireline business, with the increase in programming costs (€50.0 million) related to the roll-out of our Pay-TV service being partially offset by the impact of the decline in mobile termination rates. The increase at the wireline business more than offset a reduction of TMN's direct costs by 7.1% (€19.8 million), primarily explained by the impact of lower mobile termination rates (€32.3 million) and partially offset by an increase in lease costs.

        Costs of Products Sold.    Costs of products sold decreased by 15.3% to €207.3 million in 2009 from €244.8 million in 2008, primarily explained by the reduction in TMN (€31.5 million), mainly reflecting lower equipment sales.

        Marketing and Publicity.    Marketing and publicity costs decreased by 10.5% to €78.6 million in 2009 from €87.9 million in 2008, mainly due to a lower contribution from our Portuguese operations (€10.8 million), primarily explained by higher marketing expenses incurred in 2008 related to the launch of our IPTV service.

        Supplies and External Services.    Supplies and external services increased by 5.4% to €733.3 million in 2009 from €695.6 million in 2008, primarily explained by a higher contribution from our Portuguese operations (€26.3 million) due to increased commercial activity and higher support service and customer care costs related to demand for our Pay-TV service.

        Indirect Taxes.    Indirect taxes increased by 25.9% to €57.8 million in 2009 from €45.9 million in 2008, primarily due to an increase at the wireline business (€9.1 million), reflecting higher spectrum fees and other indirect taxes related to the roll-out of our Pay-TV service, which was partially offset by a lower contribution from TMN (€1.4 million), following the reduction in the spectrum fee per customer approved at the end of 2008.

        Provisions and Adjustments.    Provisions and adjustments increased by 5.3% to €30.5 million in 2009 from €29.0 million in 2008, reflecting a higher contribution from MTC (€1.1 million). Provisions and adjustments in our Portuguese operations, including the wireline business and TMN, remained broadly stable.

        Depreciation and Amortization.    Depreciation and amortization costs increased by 10.7% to €716.9 million in 2009 from €647.5 million in 2008, reflecting a higher contribution from the wireline business (€68.9 million) as a result of the investments in the rollout of our Pay-TV service and the impact of the revaluation of ducts and certain real estate assets undertaken in 2008 (€42.1 million).

        Post Retirement Benefits.    We recorded a €89.6 million charge for post retirement benefits in 2009, compared to €44.8 million in 2008. The increase in this caption is primarily explained by a reduction in the expected return on assets (€40.4 million), as a result of the lower return on assets in 2008, leading to a decline in the value of fund assets. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment and Settlement Costs" below.

        Curtailment and Settlement Costs.    Curtailment costs decreased to €14.8 million in 2009, compared to €100.0 million in 2008, due to the halting of our redundancy program in 2009. In 2008, curtailment costs were related to the reduction of 357 employees. See "—Liquidity and Capital Resources—Post Retirement Benefits" for a description of these reductions.

        Net Gains on Disposal of Fixed Assets.    Net gains on disposal of fixed assets decreased to €2.0 million in 2009, from €18.3 million in 2008. Gains recorded in 2008 were mainly related to the implementation of a new real estate management strategy, which involved disposals of several real estate properties in that period.

        Other Costs.    Other costs increased to €45.6 million in 2009 from €22.6 million in 2008, primarily reflecting increased costs from the write-off of certain equipment.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 10.7% to €227.5 million in 2009 from €205.4 million in 2008, primarily as a result of the increase in our average net debt in the period following the completion of our share buyback program in 2008. In 2009, our consolidated average cost of debt remained flat at 4.3% compared to 2008.

        Net Foreign Currency Exchange Losses (Gains).    We had net foreign currency losses of €0.2 million in 2009, compared to net gains of €3.6 million in 2008. In 2008, this item included primarily foreign currency gains related to the the impact of the appreciation of the U.S. dollar against the Euro on cash applications denominated in U.S. dollars held by Portugal Telecom, mainly resulting from dividends received from Unitel.

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €8.1 million in 2009, compared to €12.1 million in 2008. Gains recorded in 2009 primarily related to changes in the fair value of free-standing cross currency derivatives (€5.7 million) as a result of the appreciation of the U.S. dollar against the Euro until April 2009, when these derivatives were settled. In 2008, this item included (1) the gain obtained from the sale of a 3% stake in the share capital of Africatel (€8.8 million) and (2) the impact of changes in the fair value of free-standing cross currency derivatives, which resulted in gains of €3.2 million, primarily related to the appreciation of the U.S. dollar against the Euro.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies increased to €456.0 million in 2009, compared to €171.0 million in 2008. This caption includes our share in the earnings of Unitel (€152.6 million in 2009 compared to €122.6 million in 2008), CTM (€18.6 million in 2009 and €16.8 million 2008) and UOL (€10.6 million in 2009 and €11.4 million in 2008). In 2009, this caption includes the capital gain related to the sale of the stake in Médi Télécom (€267.0 million), while in 2008 includes a gain resulting from the sale of the 34% stake in Banco Best (€8.8 million).

        Net Other Financial Expenses.    Net other financial expenses increased to €35.7 million in 2009, compared to €13.7 million in 2008, and include banking services expenses, commissions, financial discounts and other financing costs.

  Income Taxes

        Income taxes amounted to €185.9 million in 2009, compared to €204.8 million in 2008, corresponding to an effective tax rate of 20.8% in 2009 and 25.0% in 2008.

        Income from Continued Operations (Before Discontinued Operations and Non-Controlling Interests)

        Income (before discontinued operations and non-controlling interests) increased by 15.1% to €706.7 million in 2009 from €614.1 million in 2008 for the reasons described above.

        Net income from our wireline business decreased by 37.5% to €171.5 million in 2009 from €274.6 million in 2008, primarily due to the increase in post retirement benefits costs, depreciation and amortization costs and supplies and external service expenses. These effects were partially offset by the increase in services rendered and the decrease in curtailment costs.

        Net income from our mobile business increased by 1.9% to € 320.7 million in 2009 from €314.8 million in 2008, primarily due to strict cost discipline, which led to reductions in wages and salaries, commercial costs and other expenses, more than offsetting the decrease in services rendered net of the related direct costs.

  Income from Discontinued Operations

        Income from discontinued operations, which related to Vivo, was €82.5 million in 2009, compared to €81.7 million in 2008. In 2009, this caption includes a gain of €31.9 million related to positive foreign currency adjustments, following share capital reductions undertaken in 2009 by Brasilcel N.V. Excluding this effect, this caption corresponds to the net income from Vivo, which decreased primarily due to increases in financial expenses and income taxes, partially offset by an improvement in operating revenues.

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests in 2009 amounted to €104.5 million and was related primarily to Vivo (€42.6 million), MTC (€22.4 million), Africatel (€11.3 million) and Cabo Verde Telecom (€17.4 million). In 2008, net income attributable to non-controlling interests amounted to €119.7 million and was related primarily to Vivo (€51.9 million), Africatel (€24.1 million), MTC (€ 19.2 million) and Cabo Verde Telecom (€16.5 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased by 18.9% to €684.7 million in 2009 from €576.1 million in 2008.

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

  •
  shareholder remuneration in the form of dividend payments; and

  •
  funding of post retirement benefits (see "—Post Retirement Benefits" below).

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments increased to €5,106.5 million as of December 31, 2010, compared to €1,476.4 million as of December 31, 2009. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

        In September 2010, we concluded the sale of our 50% investment in Brasilcel N.V. to Telefónica for a consideration of €7.5 billion. As of December 2010, we have received from Telefónica €5.5 billion, and the remaining €2 billion will be received in October 2011. In December 2010 we paid to our shareholders an extraordinary and anticipated dividend of €1 per share, totaling €876 million. Our cash balance and accounts receivable as of December 31, 2011 were materially impacted by this non-recurring transaction.

        In December 2010, we reached an agreement with the Portuguese Government for the transfer of certain regulated pension obligations and related funds and agreed to pay the unfunded obligation amounting to €1,022 million up to December 2012. We paid €100 million in December 2010, and we will pay €468 million in 2011 and €454 million in 2012. See "—Post Retirement Benefits."

        On March 28, 2011, we completed the acquisition of an economic stake of 25.3% in Oi and 42.0% in CTX, respectively, for a total consideration of R$8.4 billion (€3.7 billion). In addition, we proposed to the 2011 Annual General Meeting of Shareholders the payment of an extraordinary dividend of €0.65 per share, totaling €583 million, in excess of the ordinary €0.65 per share dividend.

        In 2011, our use of funds will be impacted significantly by these non-recurring transactions.

Cash Flows

        The table below sets forth a breakdown of our cash flows from continuing operations for the years ended December 31, 2008, 2009 and 2010. For a discussion of cash flow that includes discontinued operations, see Notes 20 and 35 to our audited consolidated financial statements.

	2008	2009	2010
	(EUR Millions)
Cash flow from operating activities	1,828.9	1,927.5	1,506.9
Continuing operations	1,190.6	1,081.2	903.8
Discontinued operations	638.2	846.2	603.0
Cash flow from (used in) investing activities	(108.7)	(597.8)	4,072.4
Continuing operations	603.6	(296.8)	(1,301.2)
Discontinued operations	(712.3)	(301.0)	5,373.6
Cash flow from (used in) financing activities	(1,283.8)	(997.3)	(1,929.1)
Continuing operations	(1,350.1)	(319.2)	(1,571.2)
Discontinued operations	66.3	(678.2)	(357.9)

Total	436.3	332.3	3,650.2

  Cash Flow from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post retirement benefits activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations.

        Net cash flow from operating activities related to continuing operations decreased by 16.4% to €903.8 million in 2010 from €1,081.2 million in 2009. This decrease was primarily due to a €202.5 million reduction in collections from customers and an increase of €88.3 million in payments to employees, mainly related to our contact center operation in Brazil. These effects were partially offset mainly by a decrease of €74.1 million in payments relating to income taxes, primarily in our Portuguese operations, following the reduction in our taxable earnings.

        Net cash flow from operating activities related to continuing operations decreased by 9.2% to €1,081.2 million in 2009 from €1,190.6 million in 2008. This decrease was primarily due to a €138.4 million decrease in collections from customers, a €121.2 million increase in payments to suppliers and a €54.4 million increase in payments relating to post-retirement benefits, primarily due to a required extraordinary cash contribution to our pension funds due to their underperformance in 2008. These effects were partially offset by a €150.9 million decrease in payments relating to indirect taxes, primarily due to a reduction in payments of value-added tax (VAT) in Portugal, and by a €93.4 million decrease in payments relating to income taxes.

  Cash Flow from (Used in) Investing Activities

        Cash flows from investing activities include proceeds from disposals of investments in associated companies and property, plant and equipment, as well as interest and related income on investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures for telecommunications equipment and investments in other companies.

        Net cash used in investing activities related to continuing operations amounted to €1,301.2 million in 2010, compared to €296.8 million in 2009. The change in this caption was primarily due to (1) an increase of €333.4 million in net cash payments from short-term financial applications, following the disposal of the 50% stake in Vivo, (2) a €397.5 million decrease in cash receipts from disposals of investments, primarily related to the disposal of Médi Télécom in 2009 (which had a €400.0 million effect in that year) and (3) a €269.3 million increase in cash payments for the acquisition of tangible and intangible assets.

        Net cash used in investing activities related to continuing operations amounted to €296.8 million in 2009, compared to net cash receipts of €603.6 million in 2008. The change in this caption was primarily due to (1) a decrease in net cash receipts from short-term financial applications (€1,117.8 million) because as the maturity of most of these applications was reached in 2008, they were converted into cash and cash equivalents, which also explains the lower levels of cash receipts and payments in 2008 related to short-term financial applications, and (2) a €225.0 million increase in cash payments for the acquisition of tangible and intangible assets. These effects were partially offset by: (1) a €369.6 million increase in cash receipts from disposals of investments, primarily related to the disposal of Médi Télécom in 2009 (€400.0 million) and (2) a €121.0 million increase in dividends received from associated companies, primarily related to Unitel.

  Cash Flows from (Used In) Financing Activities

        Cash flows used in financing activities related to continuing operations include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings. Net cash used in financing activities increased to €1,571.2 million in 2010, compared to €319.2 million in 2009, mainly due to an increase in dividends paid (€916.5 million), primarily explained by the dividends constituting an advance on 2010 profits (€875.9 million) and a decrease in net cash receipts from loans obtained (€302.4 million).

        Cash receipts from loans obtained, net of cash payments from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €199.3 million in 2010. As described in more detail in Note 35 to our audited consolidated financial statements, net cash receipts from loans obtained in 2010 primarily included two loans obtained from the EIB totalling €200.0 million. In 2009, cash receipts from loans obtained, net of cash payments from loans repaid amounted to €501.7 million. As described in more detail in Note 35 to our audited consolidated financial statements, cash receipts from loans obtained in 2009 include (1) Eurobonds issued by PT Finance totaling €2,050.0 million and (2) floating rate notes issued by PT Finance in July 2009 amounting to €250.0 million. Cash payments from loans repaid in 2009 included the repayments of (1) the Eurobonds issued by PT Finance in 1999 (€880.0 million), (2) the commercial paper outstanding as at December 31, 2008 (€648.6 million) and (3) the floating rate notes issued by PT Finance in December 2008 (€200.0 million). In 2008, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €514.0 million and primarily included (1) €200 million and €50 million related to the floating rate notes issued by PT Finance during 2008 and (2) €324.9 million related to the increase in the commercial paper outstanding at year end.

        In 2010, 2009 and 2008, dividends paid amounted to €1,452.0 million, €535.5 million and €565.9 million, respectively. In 2010, dividends paid included an amount of €875.9 million related to an advance of 2010 profits.

        In 2010 and 2009 we did not acquire treasury shares, while in 2008 we acquired 129,287,500 treasury shares for €1,049.7 million.

Indebtedness and cash and cash equivalents

        Our total consolidated indebtedness increased by 2.3% to €7,206.3 million at the end of 2010, compared to €7,046.0 million as at December 31, 2009, reflecting (1) the issuances and repayments of loans obtained described above under "—Cash Flows—Cash Flows from (Used In) Financing Activities," (2) the deconsolidation of Vivo's indebtedness, following the disposal of this investment in September 2010 and (3) the financing relating to the transfer of unfunded pension obligations completed in December 2010, as explained below. Our cash and cash equivalents increased to €4,764.7 million as of December 31, 2010 from €1,449.5 million as of December 31, 2009, primarily explained by the cash receipts from Telefónica in 2010 related to the Vivo transaction. Our short-term investments increased to €341.8 million as of December 31, 2010 from €26.9 million as of December 31, 2009.

        Of the total indebtedness outstanding as of December 31, 2010, 86.8% was medium and long-term debt compared to 93.0% as of December 31, 2009.

        The composition of our consolidated indebtedness as of December 31, 2008, 2009 and 2010 was as follows:

	As of December 31,
	2008		2009		2010
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term:
Bond loans	879.3	13.1	41.8	0.6	—	0.0
Bank loans	497.8	7.4	244.3	3.5	177.9	2.5
Other loans	648.6	9.7	0.0	0.0	568.5	7.9
Commitments under TMN's UMTS license(1)	25.5	0.4	—	0.0	—	0.0
Liability for equity swaps on own shares	178.1	2.7	178.1	2.5	178.1	2.5
Financial leases	25.5	0.4	30.3	0.4	27.5	0.4

Total short-term	2,254.7	33.7	494.5	7.0	951.9	13.2

Medium- and long-term:
Exchangeable bond loans	697.3	10.4	705.6	10.0	714.2	9.9
Other bond loans	2,404.8	35.9	4,734.5	67.2	4,375.7	60.7
Bank loans	1,021.2	15.3	1,027.5	14.6	662.4	9.2
Commitments under TMN's UMTS license(1)	54.0	0.8	0.0	0.0	0.0	0.0
Other loans	159.2	2.4	0.0	0.0	454.3	6.3
Financial leases	104.7	1.6	84.0	1.2	47.7	0.7

Total medium- and long-term	4,441.2	66.3	6,551.5	93.0	6,254.4	86.8

Total indebtedness	6,695.9	100.0	7,046.0	100.0	7,206.3	100.0

Cash and cash equivalents	1,010.7	15.1	1,449.5	20.6	4,764.7	66.1
Short-term investments	52.9	0.8	26.9	0.4	341.8	4.7

Net Indebtedness	5,632.3	84.1	5,569.7	79.0	2,099.8	29.1

(1)
For a description of TMN's commitments under its UMTS license, see "Item 4—Information on the Company—Our Businesses—Personal Services (Mobile Business)—TMN's Commitment to the Portuguese Information Society."

  Maturity

        Of the total indebtedness outstanding as at December 31, 2010, €951.9 million is due before the end of December 2011. The remaining € 6,254.4 million is medium and long-term debt. As of December 31, 2010, the average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, is 9.9 years.

  Interest Rates

        As at December 31, 2010, 91.0% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued in 2005, 2007, and 2009.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody's	Baa2	Under review for possible downgrade	April 7, 2011
Standard & Poor's	BBB	Credit watch Negative	March 30, 2011
Fitch Ratings	BBB	Negative	April 5, 2011

        We have several loans from the European Investment Bank (EIB) totaling €183 million as of December 31, 2010 that contained a provision under which the EIB had the right to require us to provide a guarantee acceptable to EIB in the event our ratings are downgraded from BBB- by S&P, Baa2 by Moody's and BBB by Fitch. In that circumstance, and after notice from the EIB, we would have 60 days to present an acceptable guarantee. If we failed to provide the EIB the required guarantee, the EIB would have the right to accelerate the repayment of the loans.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        Set forth below is a brief description of certain of our debt instruments. See Note 35 to our audited consolidated financial statements for more information.

  •
  Euro Medium Term Note Program.  We have established a euro medium term note program providing for the issuance of bonds. The program allows for the bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. As of December 31, 2010, the size of the euro medium term note program was €7.5 billion. Of that amount, we have issued the following bonds which were outstanding as of December 31, 2010:

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

  •
  On July 30, 2009, we issued €250 million in floating rate notes, bearing interest at a fixed rate of 5.242% per annum and maturing in 2017.

    •
    On November 2, 2009, we issued €750 million in bonds at a fixed rate of 5.0% per annum, maturing in 2019.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million in bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum and the exchange price is currently €11.06, in accordance with the terms and conditions of the bonds.

  •
  Revolving Credit Facilities:

  •
  In 2004, we entered into three bilateral revolving credit facilities: one in June 2004 amounting to €150 million and with a maturity of four years, which in 2007 was changed to an amount of €300 million and a maturity of eight years; the second in October 2004 amounting to €100 million and an initial maturity of three years that was changed to seven years in 2008; and a third also in October 2004 amounting to €150 million and with a maturity of three years and six months, which was replaced by another facility with the same amount and conditions in 2008, but maturing in April 2011.

  •
  In July 2008, we entered into a revolving credit facility in the amount of €50 million with a maturity of three years. In October 2008, we entered into an additional revolving credit facility in the amount of €365 million, of which €300 million matures in three years and the remaining €65 million matures in five years.

  •
  In January 2009, we entered into a revolving credit facility, amounting to €50 million, with a maturity of two years. In 2011, the maturity of this credit facility was extended to four years.

  •
  As of December 31, 2010, the aggregate commitments under these bilateral revolving credit facilities was €1,015 million, and we had borrowed a total of €200 million of that amount. All these facilities bear interest at a rate based on the Euribor rate plus a spread.

  •
  EIB Loans.  We had several amortizing loans from the EIB in the aggregate amount of €565 million as of December 31, 2010. These include (1) loans in the aggregate amount of €211.4 million, bearing an average fixed interest rate of 3.6% per annum and maturing on various dates from 2011 to 2018, (2) loans in the aggregate amount of €190.0 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 3.5% per annum as of December 31, 2010, and maturing on various dates from 2011 to 2021, (3) loans in the aggregate amount of €155.8 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 2.5% and maturing on various dates from 2011 to 2014 and (4) loans in the aggregate amount of US$10.6 million (equivalent to €8.0 million using the Euro/U.S. dollar exchange rate at year-end), maturing in 2011, whose U.S. dollar principal and floating U.S. dollar interest rate have been swapped for Euro principal and floating Euro interest rate obligation at an effective spread of 0.42% over the Euribor rate, generating exchange losses of €2.0 million as of December 31, 2010 (also part of our indebtedness). See "Item 11—Quantitative and Qualitative Disclosures About Market Risk" for more information.

  •
  Commercial Paper.  As of December 31, 2010, we had in place domestic commercial paper programs totaling €550 million, of which an amount of €450 million is underwritten. As of December 31, 2010, we had issued an amount of €88 million under the non-underwritten portion, which matured in January 2011.

  •
  Financing Relating to the Transfer of Unfunded Pension Obligations.  Following the transfer of certain unfunded pension obligations to the Portuguese Government for a total amount of €1,021.7 million, we paid €100.0 million in December 2010. Of the remaining €921.7 million, €17.4 million was paid in January 2011, €450.0 million must be paid no later than December 20,

    2011 and bears interest at annual rate of 2.74%, and €454.3 million must be paid no later than December 20, 2012 and bears interest at annual rate of 3.25%.

        In addition, since December 31, 2010, we have entered the following material financing arrangements:

  •
  February 2011 Bonds.  On February 8, 2011, we issued €600 million in bonds at a fixed rate of 5.625%, maturing in 2016.

  •
  New Revolving Credit Facility.  On March 25, 2011, we announced that we had entered into a new €900 million revolving credit facility maturing in 2014. The facility was increased to €1,050 million on April 12, 2011 and to €1,200 million on April 13, 2011.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of December 31, 2010, the main covenants are as follows:

  •
  Change in Control.  The exchangeable bonds, the credit facilities amounting to €1,015 million, the loans obtained from EIB totalling €565 million as at December 31, 2010 and the loan obtained in 2010 amounting to €50 million grant the lenders the right to demand the repayment of all amounts due in the case of any change in control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

    The Eurobonds amounting to €1,000 million and €750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes. This is also applicable to the Eurobond issued in February 2011.

  •
  Credit Rating.  Certain loan agreements with the EIB totalling €183 million as at December 31, 2010 state that we may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). Current credit ratings are BBB by S&P, Baa2 by Moody's and BBB by Fitch. In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed. See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  As of December 31, 2010, certain credit facilities and commercial paper programs in the aggregate amount of €615 million state that we must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Disposals of Assets.  Credit facilities totalling €150 million and EIB loans totalling €565 million as at December 31, 2010 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial Ratios.  As of December 31, 2010, certain credit facilities, loans and commercial paper programs totalling €815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling €200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities and commercial paper programs in the total amount of €1,115 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling €49 million as at December 31, 2010, state that we may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

  •
  Negative Pledge.  The Euro Medium Term Note Program, the exchangeable bonds, the revolving credit facilities, the loan obtained in 2010 amounting to €50 million and one of our commercial paper programs are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

        Regarding the disposal of the 50% stake in Brasilcel N.V., the joint venture that held our interest in Vivo, we obtained a waiver from a financial institution stating that it did not object to the disposal of this investment.

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

Post Retirement Benefits

        On December 2, 2010, we reached an agreement with the Portuguese Government for the transfer to Caixa Geral de Aposentações, the Portuguese institution responsible for managing post retirement benefits for civil servants, of the pension liabilities that were guaranteed by PT Comunicações relating to a portion of its active and former employees, as well as the pension fund assets associated with those liabilities. The transfer included the Plano de Pensões do Pessoal da Portugal Telecom/CGA, the Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi and the liabilities associated with the survival benefit in the Plano de Pensões Marconi (collectively, the "Regulated Pension Plans").

        The present value of the liabilities associated with the Regulated Pension Plans, as of the date of transfer, was €2,803.8 million, as determined by an independent actuary. The market value of the pension fund assets transferred, as of the date of the transfer, was €1,782.1 million. Accordingly, the unfunded transferred liabilities amounted to €1,021.7 million, of which we paid €100 million in December 2010 and €17.4 million in January 2011. We will pay an additional €450 million in December 2011 and the final €454 million in December 2012.

        Following the transfer of the pension plans to the Portuguese Government, we are now responsible for a fixed monthly contribution (23.75% of compensation paid to active beneficiaries) to Social Security and the Caixa Geral de Aposentações in order to fund future benefits for the active beneficiaries included in these plans.

        The following table shows the amount of our liabilities for post retirement benefits recorded on our statements of financial position at December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	(EUR Millions)
Gross projected pension benefit obligations	2,607.5	2,710.2	129.9
Minus: Pension fund assets at fair value	(1,738.3)	(1,954.8)	(109.3)
Prior years' service gains(1)	10.6	9.4	5.2

Accrued pension liabilities	879.8	764.9	25.8

Gross projected healthcare benefit obligations	426.3	335.3	342.5
Minus: Healthcare fund assets at fair value	(393.4)	(414.8)	(338.8)
Prior years' service gains(1)	14.8	14.0	13.1

Accrued healthcare liabilities/(surplus)	47.7	(65.5)	16.8

Obligations with salaries to suspended and pre-retired employees	907.7	791.4	924.3

Total accrued liability for post retirement benefits(2)	1,835.3	1,490.8	966.9

(1)
These prior years' service gains resulted from the effect on unvested pension and healthcare benefits of changes in the plans governing those benefits. These amounts will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years for pension benefits and 16 years for healthcare benefits).

(2)
As of December 31, 2010, this caption corresponds to the net amount of an accrued post retirement liability of €968.8 million related to pension benefits and a non-current asset of €1.9 million related to the surplus of certain pension plans.

        We no longer sponsor any defined benefit plan relating to pensions, but we remain responsible for defined post retirement plans with respect to pension supplement and healthcare benefits. As of December 31, 2010, the projected benefit obligations, or "PBO," of our post retirement benefits, including pension supplements, healthcare benefits and salaries for pre-retired and suspended employees, amounted to €1,396.7 million (€129.9 million for pension supplements, €342.5 million for healthcare benefits and €924.3 million for salaries to pre-retired and suspended employees). The projected benefit obligations were computed based on a 4.75% discount rate for pension and healthcare benefits and 3.75% for obligations related to the payment of salaries to pre-retired and suspended employees and assuming a 1.75% annual salary increase. As of December 31, 2010, our post retirement benefit plans, which are closed to new participants, covered approximately 19,897 employees (around 35% still in service) in the case of pensions and approximately 24,857 employees (around 25% still in service) in the case of healthcare obligations.

        According to the rules of the Instituto de Seguros de Portugal (ISP), the Portuguese insurance regulator, the liability related to retired employees under the pension plans have to be fully funded. Funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age under current rules. The estimated average working life of employees still in service is 14 years. As of December 31, 2010, our pension obligations for retired employees, computed based on ISP rules, are fully funded.

        In Portugal, there is no legislation covering the establishment of funds to cover the healthcare obligations and the salaries for pre-retired and suspended employees or healthcare expenses are incurred. We are required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees, or when healthcare expenses are incurred. Accordingly, there is no requirement to fund these benefit obligations at present. However, we have set up a fund managed by our subsidiary

PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance our healthcare post-retirement liabilities. In previous years, we contributed €602 million to this fund, which is being managed in accordance with the same guidelines as its pension funds. In 2008, 2009 and 2010, we did not make additional contributions to this fund.

        The market value of the pension funds amounted to €448.1 million at December 31, 2010, a decrease of €1,921.4 million from 2009, primarily explained by the value of the pension fund assets transferred to the Portuguese Government (€1,782.1 million), payments of pensions and supplements of €152.4 million and the reimbursement to us of excess funding of a healthcare plan in the amount of €75.0 million. These effects were partially offset by the positive performance of assets under management amounting to €52.8 million and our contributions to the pension funds in the amount of €35.5 million. See Notes 14.1, 14.2 and 14.3 to our audited consolidated financial statements. The asset allocation of our pension and healthcare benefit funds as of December 31, 2010 was 25.2% equity, 35.7% bonds, 2.4% real estate and 36.7% cash and others. The effective return of the funds in 2010 was positive by approximately 2.8%.

        The accrued liability related to our post-retirement benefits amounted to €966.9 million (including €18.3 million of prior year service gains not recognized in results). In 2010, the accrued liabilities decreased by €523.9 million, primarily because of the transfer of pension liabilities to the Portuguese Government, as described above. The table below shows the evolution of our net responsibilities for post retirement benefits during 2009 and 2010.

	2009	2010
	(EUR Millions)
Accrued liability for post retirement benefits (initial balance)	1,835.3	1,490.8
Post retirement benefit expenses	89.6	36.8
Workforce program reduction costs	12.1	141.6
Contributions and payments	(281.5)	(131.2)
Net actuarial losses/(gains)	(164.8)	450.7
Unfunded obligations transferred to the Portuguese Government	—	(1,021.7)

Accrued liability for post retirement benefits (final balance)	1,490.8	966.9

        The table below sets forth the components of our net post retirement benefit expense in 2008, 2009 and 2010.

	Year Ended December 31,
	2008	2009	2010
	(EUR Millions)
Service cost	10.0	6.8	7.2
Interest cost	208.7	216.4	192.0
Expected return on assets	(172.0)	(131.6)	(129.2)
Prior years service gains(1)	—	—	(31.2)

Subtotal	46.8	91.6	38.7

Amortization of prior year service gains(2)	(2.0)	(2.0)	(1.9)
Contribution to Social Security(3)	—	—	1.4

Post retirement benefit expense	44.8	89.6	38.2

(1)
The prior year service gain recognized in 2010 is related to Portuguese Law 3B/2010, which introduced a maximum amount for pension benefits.

(2)
In 2010, 2009 and 2008, this caption is related to the amortization of prior years service gains on unvested pension benefits.

(3)
This caption corresponds to our fixed monthly contribution (23.75% of remuneration) to Social Security and Caixa Geral de Aposentações in order to fund future service of the active beneficiaries included in certain pension plans, following their transfer to the Portuguese Government.

        In 2010, net curtailment and settlement costs increased to €145.5 million, as compared to €14.8 million in 2009, reflecting the reengineering of our processes and reorganization of our company along customer segments. In 2009, net curtailment costs decreased to €14.8 million, as compared to €100.0 million in 2008, due to the decision to halt our redundancy program and focus efforts on insourcing certain core functions. In 2008, net curtailment costs amounting to €100.0 million reflected the reduction of 357 employees.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2008, 2009 and 2010.

	Year Ended December 31,
	2008	2009	2010
	(EUR Millions)
Contributions to the pension funds(1)	61.2	75.7	35.5
Payments of pensions to pre-retired and suspended employees	2.4	1.6	0.8
Salary payments (pre-retired and suspended employees)	185.5	174.4	160.3
Regular healthcare payments	23.6	23.0	18.9
Refund(2)	(81.2)	(26.2)	(84.3)

Subtotal	191.4	248.5	131.2
Termination payments	5.4	2.7	4.0
Payment to the Portuguese Government related to the transfer of pension plans	—	—	100.0

Payments related to post retirement benefits	196.8	251.2	235.2

(1)
In addition to these cash contributions, during 2008 and 2009, we made contributions in kind (real estate assets) to the pension funds amounting to €37.3 million and €33.0 million, respectively.

(2)
In 2008 and 2010, this caption included €60.0 million and €75.0 million related to the refund of excess financing, respectively.

        Our actuarial assumptions are subject to change, including the increase or decrease in the discount rates we use. In determining the appropriate discount rates, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those of a number of leading Portuguese companies. Note 14 to our consolidated financial statements contain sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our health care cost trend assumption and our assumption about the long-term rate of return on fund assets. Net actuarial losses in 2010 amounted to €450.7 million, as compared to net gains of €164.8 million in 2009.

        Net actuarial losses amounting to €450.7 million in 2010 included (1) a loss of €441.8 million resulting from changes in actuarial assumptions, reflecting primarily the reduction in the discount rate from 5.50% to 4.75% for pension and healthcare obligations and to 3.75% for salaries to pre-retired and suspended employees (€352.1 million) and an adjustment in the mortality tables (€100.0 million), and (2) a loss of €8.9 million resulting from differences between actual data and actuarial assumption, including a loss of €76.4 million related to the difference between actual (2.8%) and expected (6.0%)

return on assets and a gain of €67.5 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations, namely lower health care expenses and differences in the salary growth rate.

        Net actuarial gains amounting to €164.8 million in 2009 included (1) a gain of €1.7 million resulting from changes in actuarial assumptions, reflecting the impact of the reductions in the discount rate from 5.75% to 5.50% (loss of €98.8 million), changes in the disability table (gain of €39.8 million) and in the percentage of active employees with spouses as additional beneficiaries under the plan (gain of €68.8 million), and (2) a gain of €163.1 million resulting from differences between actual data and actuarial assumption, mainly related to the difference between actual (15.0%) and expected (6.0%) return on assets (gain of €178.6 million).

Equity

        Our total equity excluding non-controlling interests amounted to €4,392.4 million as of December 31, 2010, €1,318.3 million as of December 31, 2009 and €232.0 million as of December 31, 2008.

        The increase in total equity excluding non-controlling interests in 2010 was primarily related to (1) our net income for the period, amounting to €5,672.2 million and (2) positive currency translation adjustments amounting to €292.4 million primarily explained by the appreciation of the Brazilian Real against the Euro during the period. These effects more than offset (1) the dividends we paid to our shareholders, including ordinary and extraordinary dividends, totaling €1,379.5 million, (2) the accumulated currency translation adjustments relating to our former investment in Brasilcel (Vivo) that were transferred to net income upon our disposal of this investment, which amounted to €1,134.2 million as of the disposal date and (3) the net actuarial losses related to post retirement pension benefits in the amount of €338.0 million, net of taxes.

        The increase in total equity excluding non-controlling interests in 2009 was primarily related to (1) the net income for the period amounting to €684.7 million, (2) the positive currency translation adjustments amounting to €673.0 million, mainly related to the appreciation of the Euro/Real exchange rate, which decreased to 2.5113 Reais per Euro at the end of December 2009 from 3.2436 Reais per Euro at the end of December 2008, and (3) the net actuarial gains related to post retirement benefits amounting to €121.1 million (net of taxes). These effects were partially offset by dividends paid to our shareholders amounting to €503.6 million.

        Our total equity excluding non-controlling interests as a percentage of total assets increased from 8.9% at the end of 2009 to 29.0% at the end of 2010. Our gearing ratio, calculated as the ratio of net debt to total equity plus net debt, decreased from 70.0% as of December 31, 2009 to 31.3% as of the end of 2010, primarily as a result of the gain obtained with the sale of the 50% stake in Brasilcel N.V.

 Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual obligations:
Indebtedness	7,206.3	951.9	3,165.7	846.8	2,241.8
Interest on indebtedness(1)	1,496.9	279.3	492.6	246.5	478.5
Unfunded post retirement benefits(2)	1,210.9	179.0	312.7	256.8	462.3
Operating lease obligations	210.5	55.3	56.1	42.1	57.0
Unconditional purchase obligations(3)	140.4	139.3	1.1	—	—

Total contractual cash obligations	10,265.0	1,604.9	4,028.3	1,392.2	3,239.6

(1)
Interest on indebtedness is based on our indebtedness as of December 31, 2010 and our assumptions regarding interest rates on our floating rate debt. Our actual interest obligations could vary significantly from these amounts depending on future financing activities and market interest rates.

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

(3)
Unconditional purchase obligations are related primarily to contractual agreements with our fixed asset suppliers mainly related to network assets, telecommunications equipment and terminal equipment.

        Our operating leases relate to the contractual rental agreements entered into by our businesses and include obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred. Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

        In addition, on March 28, 2011, we completed the acquisition of an economic stake of 25.3% in Oi and 42.0% in CTX, respectively for a total consideration of R$8.4 billion (€3.7 billion), which was paid on March 30, 2011.

Off-Balance Sheet Arrangements

        In the course of our business, we provide certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2010, we had provided the following guarantees to third parties:

	Guarantees by period in millions of Euros
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank guarantees and other guarantees given to Tax Authorities	267.8	267.8	—	—	—
Bank guarantees given to Portuguese courts for outstanding litigation	2.0	2.0	—	—	—
Bank guarantees given to other entities:
By TMN to ANACOM	2.1	2.1	—	—	—
By PT Comunícações	12.9	12.9	—	—	—
Other bank guarantees	14.2	14.2	—	—	—
Comfort letters and other bank guarantees	0.4	0.4	—	—	—

	299.4	299.4	—	—

        Bank guarantees and other guarantees given to tax authorities include €203 million related to tax assessments received by Portugal Telecom regarding the years 2005 to 2007, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss recorded in 2006 following the liquidation of a subsidiary, as explained in Note 46.3 to our consolidated financial statements.

        Bank guarantees given on behalf of PT Comunicações are typically given primarily to the following entities (1) municipal authorities, primarily relating to the payment of taxes and other fees in connection with our use of public rights-of-way; and (2) ANACOM, primarily relating to an open contest for granting the right to use national frequencies for television service.

        In addition to the guarantees indicated in the table above, as of December 31, 2010, Portugal Telecom group companies have provided the guarantees described below:

  •
  We had assumed commitments in the ordinary course of business for the purchase of network assets, telecommunications equipment and terminal equipment amounting to approximately €137 million.

  •
  Guarantees given by third parties on our behalf in connection with bank loans, as described in Note 43 to our audited consolidated financial statements, were as follows:

Amount (EUR Millions)
Guarantees in favor of European Investment Bank	332.9
Guarantee from the Portuguese Government to Kreditanstalt Für Wiederaufbau	0.4

        Finally, as part of certain sale leaseback transactions (Qualified Technological Equipment transactions, or "QTE leases") with different third parties, we have sold and then leased back certain telecommunications equipment. The flow of lease payments and our remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under "—Contractual Obligations and Commercial Commitments" above. The remuneration is recognized as income over the period of the transaction. Under cross-border lease transactions entered into by TMN and PT Comunicações, we have agreed with financial institutions to issue letters of credit for the benefit of the trustee, which amounted to US$42.4 million as of December 31, 2010, equivalent to €31.8 million at the exchange rate prevailing at year end. We have recorded these QTE leases as an asset and the corresponding liability on our consolidated statement of financial position. See Notes 3(l)(ix), 30 and 40 to our audited consolidated financial statements for more information on our accounting for these transactions.

        We believe that our purchase commitments are in the ordinary course of our business and that our guarantees and other financial commitments are part of our ordinary financing activities. We do not expect these commitments to have a material impact on our liquidity.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        During the year ended December 31, 2010, we made capital expenditures and financial investments (investments in other companies) totaling €802.1 million.

        The table below sets out our total capital investments related to continuing operations for 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(EUR Millions)
Capital expenditures	732.0	848.1	798.4
Financial investments	2.4	10.6	3.7

Total	734.4	858.7	802.1

Capital Expenditures

        During 2010, we made capital expenditures totaling €798.4 million. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(EUR Millions)
Wireline(1)	402.8	565.4	524.1
Mobile(2)	244.6	180.1	133.1
Other	84.6	102.6	141.2

Total	732.0	848.1	798.4

(1)
This caption excludes the real estate properties amounting to €226 million acquired from the pension funds, in connection with the transfer of unfunded pension obligations to the Portuguese Government.

(2)
This caption excludes the commitments under the terms of TMN's UMTS license (€11.5 million capitalized in 2009).

        Capital expenditures reached €798.4 million in 2010, equivalent to 21.3% of total operating revenues, a decrease of 1.4 percentage points from 2009. The decrease in wireline capital expenditures from €565.4 million in 2009 to €524.1 million in 2010 was primarily explained by (1) lower infrastructure-related capital expenditures following the significant efforts in the fiber-to-the-home coverage undertaken in 2009, (2) lower investment in legacy infrastructure, following the fiber-to-the-home rollout and (3) lower customer-related capital expenditures notwithstanding the continued growth in Pay-TV services. Wireline capital expenditures also reflected synergies from fixed-mobile integration. The decrease in mobile capital expenditures is explained by our decision to focus on cash flow generation and synergies from fixed-mobile integration, and mobile capital expenditures continued to be directed primarily towards 3G and 3.5G networks, for both capacity and coverage, namely in the urban areas and main roads. Other capital expenditures include capital expenditures related to consolidated businesses not included in our primary segments and support companies. In 2010, these other capital expenditures increased to €141.2 million, compared to €102.6 million in 2009, primarily due to investments in African operations, especially MTC and CVT, and the expansion of Dedic's business in Brazil, including the construction of new call center sites.

        In 2011, we expect to make investments similar in nature (though amounts may vary) to those made in 2010. We generally fund our capital expenditures from our cash flow from operations and from debt financing. See "Item 4—Information on Our Company—Businesses—Brazilian Mobile Business—Capital Expenditures," for additional information regarding Oi's expected capital expenditures.

Financial Investments

        Investments in financial assets (including goodwill) related to continuing operations amounted to €3.7 million in 2010, €10.6 million in 2009, and €2.4 million in 2008.

        On July 28, 2010, we signed an agreement with Telefónica for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel we owned. Brasilcel owned approximately 60% of the total share capital of Vivo. The acquisition price of such capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million due on October 31, 2011 (though we may request that this final payment be made on July 29, 2011, in which case this final payment, and correspondingly, the total price of the acquisition, would be reduced by €25 million). The agreement also provided for certain other commercial arrangements between Telefónica and Portugal Telecom that were subsequently rendered inapplicable. Upon closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

        On January 26, 2011, we announced that we had entered into a series of agreements with Oi, Brazil's largest telecommunications group, to acquire a significant stake in that company. In connection with our agreements to establish a strategic partnership with Oi, we also agreed to merge Dedic and GPTI, our subsidiaries that provide call center and IS/IT services in Brazil, with Contax. Contax is currently controlled by the controlling shareholders of Oi, through CTX and Contax Participações. The Oi transaction closed on March 28, 2011. We also completed the acquisition of a 16.2% stake in CTX but have not yet completed the merger of Dedic and Contax, which is subject to the approval of our board of directors and shareholders and other conditions. Following the closing of the transaction, we hold a 25.3% economic stake in Oi, and we expect to hold a 44% economic stake in CTX (42.0% prior to the merger). We paid a total of R$8.4 billion (approximately €3.8 billion at the prevailing exchange rate as of December 31, 2010) in connection with these transactions. For more information about the transaction, see "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi."

        On December 29, 2010, we reached an agreement for the disposal of our 28.78% stake in Universo Online S.A., Brazil's largest internet provider by revenue, to a Brazilian businessman. The total consideration for the sale was R$356 million (€161 million as of December 31, 2010). The transaction closed on January 27, 2011.

Share Capital and Share Buyback Program

        During the years ended December 31, 2010 and 2009 there were no changes in share capital. In 2008, we completed our share buyback program on July 25. We acquired and cancelled a total of 232,344,000 of our own shares within the framework of the program (the last shares we acquired were cancelled in December 2008), corresponding to 20.58% of the share capital on the date the share buyback program was proposed to the shareholders in 2007. As of April 28, 2010, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

Research and Development

        In 2010, we invested approximately €200 million in innovation, research and development, which translates into more than 5% of our total revenues. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

        We have developed narrow and broadband network access solutions for network operators and large customers and intelligent network solutions and services for fixed and mobile operators. We have also developed advanced Web functionalities, capitalizing on our extensive customer base and drawing on a crowdsourcing system.

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

Exchange Rate Exposure to the Brazilian Real

        The composition of our assets and revenue base expose us to significant exchange rate risk in respect of the Brazilian Real, even after the sale of our interest in Vivo, completed on September 27, 2010, following which our total assets and indebtedness in Brazilian Reais decreased significantly. We will continue to be exposed to exchange rate risk in respect of the Brazilian Real due to our investment in Oi, which we completed on March 28, 2011. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See "—Liquidity and Capital Resources—Equity" above.

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2009 and 2010.

	As of December 31,
	2009		2010
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	7,572.7	51.0%	13,861.3	91.4%
Brazilian Real	6,431.5	43.3%	276.9	1.8%
Other	836.3	5.6%	1,031.7	6.8%

Total	14,840.5	100.0%	15,169.9	100%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and other currencies at December 31, 2009 and 2010. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 35 to our audited consolidated financial statements included in this report.

	As of December 31,
	2009		2010
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	6,038.8	85.7%	7,186.1	99.7%
Brazilian Real	1,007.0	14.3%	6.8	0.1%
Other currencies	0.3	0.0%	13.4	0.2%

	7,046.0	100.0%	7,206.3	100.0%

Exposure to Exchange Rate Risk

        For more detailed information as at December 31, 2010 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        As a result of our investment in Oi, our investments in Brazil will continue to be a substantial part of our assets. Given our substantial investments in Brazil, a devaluation of the Brazilian Real may have a significant impact on our statement of financial position and financial results. By the end of 2010, the exchange rate between the Euro and the Real was R$2.2177 = €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

Trend Information

        We expect to continue to be a growth-oriented company, aiming to use full potential of our asset portfolio by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. We aim to continue to take advantage of convergence opportunities by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

        Following the restructuring of our Portuguese business along customer categories, we will continue to focus our efforts on the development of fixed-mobile convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. We expect to continue to invest in innovation, research and development, aiming at enhancing our services with new, distinctive and customized features, functionalities and content tailored to meet customer needs. We expect to continue to leverage close partnerships with our suppliers in order to reduce time to market and further differentiate our value proposals to our customers. We expect to continue to invest to further develop new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to our customers. Furthermore, we expect to continue to rationalize our cost structure through productivity increases and business process reengineering.

        With the establishment of our strategic partnership with Oi, we will continue to explore the growth potential of the Brazilian mobile and fixed line telecommunications market, leveraging Brazil's favorable demographics and penetration growth potential, fixed-mobile migration and mobile broadband. To further exploit data services, we expect to continue to invest in the development of 3G and 3.5G services. Additionally, we intend to increase our exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of our existing asset portfolio and partnerships. We expect to continue to promote the sharing of best practices among all of our assets, aiming at supporting our competitive position in all markets.

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

Board of Directors and the Executive Committee

        As of April 28, 2011, our Board of Directors consisted of 20 directors, and the Executive Committee was composed of seven directors.

        The executive directors Rui Pedro Soares and Fernando Soares Carneiro resigned their offices on February 17, 2010 and February 22, 2010, respectively. António Manuel Palma Ramalho, non-executive director, resigned on March 25, 2010. In addition, José Maria Alvarez-Pallette and Santiago Fernandez Valbuena resigned on September 27, 2010 in connection with the closing of the sale of our interest in Vivo to Telefónica S.A. Messrs. Alvarez-Pallette and Valbuena had been appointed by Telefónica S.A. to serve on our Board of Directors when Telefõnica held a significant interest in our company.

        The names and offices of members of our Board of Directors as at April 28, 2011, their principal past affiliations and certain other information are set forth below.

        The following directors are members of the Executive Committee:

        Zeinal Abedin Mahomed Bava.    First elected 2000. Age 45. Chief Executive Officer of Portugal Telecom since 28 March 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Member of the Board of Directors of Tele Norte Leste Participações S.A.; Member of the Board of Directors of Telemar Participações S.A.; Member of the Board of Directors of CTX Participações S.A.; Member of the Board of Directors of Contax Participações S.A.; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of Fundação Luso Brasileira; Member of the Board of Directors of Fundação Portugal África; Member of the General Council of Fundação Portuguesa das Comunicações; Member of the General Council of Universidade Técnica de Lisboa; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação;

Chairman of the Board of Directors of PT Ventures, SGPS, S.A. from November 2008 until July 2010; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. from December 2005 until May 2006; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from March 2006 until April 2009; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A.from September 2007 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS S.A. from March 2006 until June 2009; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.from February 2003 until June 2008; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003until October 2007; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September 2007; Chairman of the Board of Directors of PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A.from November 2002 until September 2007; Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007; Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007; Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 until April 2006; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 until May 2005; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 until December 2003; Vice- Chairman of the Board Of Directors of PT Ventures, SGPS, S.A. from 2000 until 2002; Merrill Lynch—Executive Director and Relationship Manager for Portugal Telecom, from 1998 until 1999; Deutsche Morgan Grenfell—Executive Director and Relationship Manager for Portugal Telecom from 1996 until 1998; Warburg Dillon Read—Executive Director from 1989 until 1996.

        Alfredo José Silva de Oliveira Baptista.    First elected April 2011. Age 59.Executive Member of the Board of Directors of PT Portugal, S.A. ; Executive Member of the Board of Directors of PT Comunicações, S.A.; Executive Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chief Operating Officer of PT Sistemas de Informação, S.A. in 2003; Executive Director (Administrador Delegado) of PT Prime, SGPS, S.A. from 2001 to 2002; Vice President of PT Prime (Portugal), S.A. from 1999 to 2000; General Director of Entreprise Businesses of PT Comunicações, S.A. from 1996 to 1999; Member of the Board of Directors of PT International from 1996 to 1997 and of Portugal Telecom, SGPS, S.A. from 1994 to 1996; held several positions at Telefones de Lisboa e Porto from 1979 to 1994, including Director of the Large Business Client Unit from 1992 to 1994; Director of Planning and Control from 1987 to 1992 and Commercial Director from 1985 to 1986.

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Age 44. Chief Financial Officer and Executive Director of Portugal Telecom since April 2006; Chairman of the Board of Directors of PT

Centro Corporativo, S.A.; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A.; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A; Vice-Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A; Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.; Vice-Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of PT Ventures, SGPS S.A.; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A.; Director of Africatel Holdings B.V.; Member of the Board of Directors of Unitel, SARL; President of the Management Board of Portugal Telecom Ásia, Limitada; Non-Executive Director of BEST—Banco Electrónico de Serviço Total, S.A. until 2007; Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until May 2008; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A., from April 2008 until March 2009; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from May 2006 until October 2007; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009; Chairman of the Board of Directors of PT-ACS—Associação de Cuidados de Saúde from May 2007 until April 2009; Member of the Board of Directors of PT Centro Corporativo, S.A. from November 2006 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A. from November 2007 until June 2009; Member of the Board of Directors of Telemig Celular Participações, S.A. from August 2008 until November 2009; Member of the Board of Telemig Celular, S.A. from August 2008 until July 2010; Member of the Board of Directors of Vivo Participações, S.A. from July 2006 until July 2010; Member of the Board of Directors of UOL, S.A. until January 2011; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 until April 2006; Director of Cabo TV Madeirense, S.A. from April 2004 until September 2006; Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 until October 2007; Director of TV Cabo Portugal, S.A. from 2002 until 2006;Director of Lusomundo Audiovisuais, S.A. from 2002 until 2006; Director of Lusomundo Cinemas, S.A. from 2002 until 2006; Director of Lusomundo—Sociedade de Investimentos Imobiliários, SGPS S.A. from March 2006 until March 2007; Director of Lusomundo Imobiliária 2, S.A.from March 2006 until March 2007; Director of PT Conteúdos S.A. from 2002 until 2006; Director of PT Televisão por Cabo, SGPS S.A. from 2002 until 2006; Director of Sport TV from June 2002 until November 2005; Director of Lusomundo España, SL from February 2003 until April 2006; Central Manager and invited member of the Executive Committee of BES Investimento from 1998 until 2002; Associate and Director of UBS Warburg from 1994 until 1998.

        Carlos António Alves Duarte.    First elected March 2009. Age 50. Member of the Board of Directors of PT Portugal, SGPS S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Member of the Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of PT Sistemas de Informação, S.A.; Vice-Chairman of the Board of Directors of CaixaNet S.A.; Chairman of the Board of the General Meeting of the Inesc—Instituto de Engenharia de Sistemas de Computadores; Chairman of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. from October 2007 until January 2011; Member of the Board of Directors and Executive Director (Administrador Delegado) of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from July 2003 until March 2008; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2003 until February 2009;

Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from January 2006 until October 2007; Chief Executive Officer of Oni Telecom from June 2000 until March 2003; Chief Executive Officer of Oni Açores from June 2000 to March 2003; Member of the Executive Board of EDS Ibéria from November 1996 until May 1999 and Chief Executive Officer during 2000; Held several executive positions including the position of Global Services General Manager of IBM from December 1986 until October 1996; Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996; Executive Director of Compensa, S.A. from 1995 to November 1996.

        Pedro Durão Leitão.    First elected April 2011. Age 40. Executive Member of the Board of Directors of PT Comunicações, S.A. Executive Member of the Board of Directors of PT Portugal, S.A. from 2007 to the present; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; Executive Member of the Board of Directors of PT Sales, S.A.; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A.; Member of the Board of Directors of Páginas Amarelas, S.A. from 2007 to the present; Executive Member of the Board of Directors of PT Multimédia, SGPS, S.A. from 2004 to 2007;; Delegate Member of the Board of Directors of PTM.com, SGPS, S.A. from 2002 to 2004; Director of Strategy and Business Development of Portugal Telecom, SGPS, S.A. from 2000 to 2002; previously held various positions at McKinsey & Company, including Engagement Manager from 1998 to 2000, Associate from 1997 to 1998 and Business Analyst from 1993 to 1996.

        Manuel Rosa da Silva.    First elected March 2009. Age 43. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Portugal, SGPS S.A.; Member of the Board of Directors of PT Comunicações; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A.; ; Member of the Board of Directors of Sportinveste—Multimédia, SGPS, S.A.; Member of the Board of Directors of Sportinveste—Multimédia, S.A.; Member of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. from October 2007 until January 2011; Member of the Board of Directors of PT Multimédia from 2006 until 2007; Member of the Board of Directors of PT Comunicações, S.A. from 2004 until 2006; Group Director Corporate Finance at PT from 2002 until 2003; Director Investor Relations of PT Group from 2001 until 2002; Executive Director of PTM.com, Serviços de Acessos à Internet, SGPS S.A. from 2000 until 2002; Vice-President of Merrill Lynch, London; Director Morgan Grenfell Londres; Associate in SG Warburg London; Consultant at KPMG Consulting, London.

        Shakhaf Wine.    First elected March 2009. Age 41. Member of the Executive Committee of Portugal Telecom; Chairman and Chief Executive Officer of Portugal Telecom Brasil S.A.; Member of the Board of Directors of Tele Norte Leste Participações S.A.; Alternate Member of the Board of Directors of Telemar Participações S.A.; Member of the Board of Directors of CTX Participações S.A.; Member of the Board of Directors of Contax Participações S.A.Vice-Chairman of the Board of Directors of Brasilcel N.V. until September 2010; Chairman of the Control Committee of Brasilcel N.V.until September 2010; Vice-Chairman of the Board of Directors of Vivo Participações, S.A. until September 2010; Chairman of the Board of Directors of Mobitel S.A.; Member of the Board of Directors of Universo Online S.A. until January 2011; Member of the Board of Directors of PT Investimentos Internacionais—Consultoria Internacional S.A.from 2006 until 2009; Member of the Board of Directors of PT Participações, SGPS, S.A. from March 2008 until March 2009; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures SGPS S.A. from March 2008 until March 2009; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of

Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007. Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch, from 1998 until 2003. Senior Associate Director at the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998.Foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. between 1991 and 1993.

        The following directors are not members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Age 67. Chairman of the Board of Directors of Portugal Telecom since April 2006; Chief Executive Officer of Portugal Telecom from April 2006 until March 2008; Chairman of General Council of Fundação Portugal Telecom; Chairman of General Council of Universidade de Lisboa; Member of the Strategic Council of Banco Finantia; Member of the Board of Trustees of Fundação Luso-Brasileira; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação until October 2009; Non-executive Director of Fundação Eugénio de Almeida; Member of the Council of Founders of Fundação Casa da Música until February 2009; Member of the Board of Directors of Fundação Portugal África until November 2009; Vice Chairman of the Board of Directors of ELO—Associação Portuguesa para o Desenvolvimento Económico e a Cooperação until November 2009; Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 until 2008; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A. from 2006 until 2009; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 until 2008; Chairman of the Board of Directors of PT Portugal , SGPS S.A. from 2006 until 2007; Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 until 2008; Non-executive Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. from 2005 until 2007; Member of the Board of Directors of Espírito Santo Resources from 2005 until 2007; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2006 until 2007; Executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2002 until 2006; Non-executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. in 2001; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 until 2004; Chief Executive Officer of Diário de Notícias from 2002 until 2004; Chief Executive Officer of Jornal do Fundão from 2002 until 2004; Chief Executive Officer of Jornal de Notícias from 2002 until 2004; Chief Executive Officer of TSF from 2002 until 2004; Chief Executive Officer of Açoreano Oriental from 2002 until 2004; Chief Executive Officer of DN da Madeira from 2002 until 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2000 until 2004; Member of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2004 until 2007; Member of the Board of Directors of Parfil, SGPS S.A. from 2001 until 2004; Chairman of the Board of Directors of Margrimar—Mármores e Granitos, S.A. from 1999 until 2005; Chairman of the Board of Directors of Marmetal—Mármores e Materiais de Construção, S.A. from 1999 until 2005; Member of the Board of Directors of Controljornal, SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor—Mármores e Cerâmicas de Portugal, S.A. em 1990; President of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Managing Director of Fundação Eugénio de Almeida from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standard Eléctrica during 1981; Portuguese Ambassador to the O.E.C.D. from 1979 until 1981; Head of the Civil House of the President of the Republic of Portugal from 1976 until 1979.

        Otávio Marques de Azevedo.    First elected April 2011. Age 59. Chairman of Andrade Gutierrez Telecomunicações Ltda. and Executive Chairman of Andrade Gutierrez S.A., the controlling holding company of the Andrade Gutierrez Group; Chairman of the Board of Directors of Telemar Participações S.A., the controlling holding company of Oi; Member of the Board of Directors of Contax Participações S.A. and Tele Norte Leste Participações S.A.; Chairman of the Board of Directors of CTX Participações S.A., the parent of Contax Participações S.A.; Member of the Strategic Council of the Federação das Indústrias do Estado de Minas Gerais (FIEMG); Member of the Board of the Associação Comercial do Rio de Janeiro (ACRJ); Member of the Superior Council of Infrastructure of the Federação das Indústrias do Estado de São Paulo (FIESP); formerly the first Chairman of the Board of Directors of Telemar, Chairman of Telemig and Executive Vice Chairman of Telebrás.

        Francisco Manuel Marques Bandeira.    First elected 2008. Age 53. Member of the Board of Directors of Portugal Telecom; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A.; Chairman of the Board of Directors of Banco Portugûes de Negócios S.A; Chairman of the Board of Directors of Banco Efisa; Vice-Chairman of the Board of Directors of Banco Nacional de Investimento S.A: (Moçambique); Non executive Chairman of the Board of Directors of Banco Caixa Geral Totta Angola, S.A.; Chairman of the Board of Directors of Parbanca, SGPS S.A.; Member of the Board of Directors of Partang, SGPS, S.A.; Member of the Board of Directors of Parcaixa, SGPS S.A.; Non Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Moçambique); Non Executive Chairman of Directive Council of Caixa Geral de Aposentações, I.P.; Non Executive Member of the Board of Directors of the Visabeira, SGPS, S.A.; Member of the Compensation Committee of REN—Redes Energéticas Nacionais, SGPS S.A.; Non-Executive Member of the Board of Directors of Grupo Pestana Pousadas from January 2007 until March 2009; Non-Executive Member of the Board of Directors of AdP—Águas de Portugal, SGPS S.A. from October 2006 until March 2009; Chairman of the Board of Directors of Banco Caixa Geral from January until December 2008; Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. from October 2006 until March 2008; Member of the Board of Directors of Caixa Geral de Depósitos S.A. from 2005 until 2008; Non-Executive Member of the Board of Directors of RAVE from 2001 until 2002; Non-Executive Member of the Board of Directors of FIEP from 1997 until 2001; Vice-Chairman of the Board of Directors of ICEP from 1996 until 2000; Member of the EXPO 98 and Commissary of Pavilhão de Portugal from 1996 until 1999; Associate Manager, Adjunct-Manager and Coordinator Manager of Banco de Fomento e Exterior from 1988 until 1996; Assessor of the Região Centro Committee in PIDR for Baixo Mondego from 1986 until 1988; Manager of IFADAP from 1981 until 1986; Teacher in the special teaching from 1975 until 1979.

        José Guilherme Xavier de Basto.    First elected 2007. Age 72. Member of the Board of Directors and of the Audit Committee of Portugal Telecom; Member of the Center of Studies at the Chamber of Chartered Accountants; Member of the Financial Matters Committee of Millennium BCP, S.A. since April 2009; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        João Manuel de Mello Franco.    First elected 1997. Age 64. Member of the Board of Directors and Chairman of the Audit Committee of Portugal Telecom; Member of the Board of Directors and Chairman of the Audit Committee of EDP Renováveis, S.A.; Member of the Board of Directors of José de Mello Participações, SGPS, S.A. from 2002 until 2006; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 until 2004; Chairman of the Board of Directors of Imopólis (SGFII) from 2001 until 2004; Chairman of the Board of Directors of Engimais from 2001 until 2004; Member of the Board of Directors of International Shipowners Reinsurance Company from 1998 until 2005; Member of the Superior Board of Portugal Telecom from 1996 until 1997; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; Chief Executive Office and Vice-Chairman of the Board of Directors of LISNAVE from 1995 until 1997; Chairman of the Board of Directors of Marconi from 1994 until 1995; Chairman of the

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

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Age 44. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of E.S.VENTURES, SCR, S.A.; Member of the Board of Directors of BES-Companhia de Seguros, S.A.; Member of the Board of Directors of Glintt, Global Intelligent Technologies, SGPS S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS S.A. from 1999 until 2009; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 until 2006; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 until 2006; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Head of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Head of the Strategic Planning Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant at Roland Berger & Partner, Munich from 1991 until 1993; Consultant at Roland Berger & Partner, Portugal from 1989 until 1991.

        Mário João de Matos Gomes.    First elected March 2009. Age 63. Member of the Board of Directors and Audit Committee of Portugal Telecom; Chairman of the Supervisory Board of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Founding Partner and Director of the Portuguese Statutory Auditing Firm Ascenção, Gomes, Cruz & Associado—SROC; Vice-Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC); from 1985 until 2001, Adjunctive Professor at ISEG—Technical University of Lisbon; from 1971 until 1983, staff member of Arthur Andersen & Co., with managing responsibilities in the audit and tax departments in Lisbon; from 1983 until 1987, management consultant to the Board of an industrial company for issues relating to the improvement of management reporting and control systems. Mr. Gomes was also a member of the Professional Training Working Party (Comissão de Estágio) and of the Education Working Party (Comissão de Formação Profissional), as well as Chairman of the Insurance Working Party (Comissão Técnica das Entidades Seguradoras) of the OROC, with a relevant role in the preparation of the Portuguese Audit Statement (DRA) 830.

        Pedro Jereissati.    First elected April 2011. Age 33. Chief Executive Officer of Telemar Participações S.A., the controlling shareholder of Oi; Executive Vice President of the Jereissati Group; Member of the Board of Directors of the Jereissati Group, Tele Norte Leste Participações S.A., Contax Participações S.A. and Iguatemi Empresa de Shopping Centers S.A. ("Iguatemi"); Chief Financial Officer of Iguatemi from 2005 to 2008; nominated as a Member of the Brazilian Council for Economic and Social Development by Brazilian President Luis Inácio Lula da Silva in 2003.

        Gerald Stephen McGowan.    First elected 2003. Age 64. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of the Virgina Center for Innovative Technology from 2004 until 2007; Ambassador of the United States to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 until 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        Rafael Luís Mora Funes.    First elected 2007. Age 45. Member of the Board of Directors of Portugal Telecom; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments,

SGPS S.A.; Vice Chairman of the Board of Directors of Grupo Económica, SGPS S.A.; Member of the Supervisory Board of INDEG—ISCTE Business School; Member of the Board of Directors of Automóvel Clube de Portugal; Managing Partner of Heidrick & Struggles Portugal; Member of the Sustainability and Governance Committee of Millennium BCP Group until 2007.

        Maria Helena Nazaré.    First elected 2009. Age 61. Member of the Board of Directors of Portugal Telecom; Principal of the University of Aveiro (Portugal) since 2002 until 2010; Vice-Chairman of European University Association (EUA) since March 2009; Chairman of the Steering Committee of the Institutional Evaluation Programme at the European University of Association until 2009; Chairman of the Internationalization Working Group of the EUA; Member of the Insitutional Evaluation Group of the EUA since 2004; Member of the Research Working Group of the EUA, since 2004; Chair of the Committee of the Portuguese Rector's Conference for Research and Knowledge- transfer ; Member of the European Commission Expert Group for the European Research Area; Chairman of the João Jacinto de Magalhães Foundation; Member of the Executive Council of Fundação das Universidades Portuguesas (Portuguese Universities Foundation); Member of the Steering Committee of the Institutional Evaluation (EUA) since 2005; Dean of the Health School of the University of Aveiro from 2000 tol 2002; Member of the Board of the Aveiro Maritime Harbour (1999-2000); President of Columbus Association: Network of European and Latin-American Universities; Head of the research Lab in "Física de Semicondutores em Camadas, Optoelectróncia e Sistemas Desordenados" (1996-1999); Vice Rector of the University of Aveiro (1991-1998); Head of the Research Institute of the University of Aveiro (1995-1998); Chair of the Executive Council of the Joao Jacinto de Magalhães Foundation (1993-1998); Member of the Steering Committee of the International Conference of Defects in Semiconductors (1997); Vice President of the Scientific Council of the University of Aveiro (1990-1991); Head of the Departament of Physics of the University of Aveiro (1978-1980; 1986 - 1988).

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Age 49. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES-Vida, Companhia de Seguros, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Bank Espírito Santo (International) Limited; Chairman of the Board of Directors of BIC—International Bank, Ltd (BIBL); Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of BES Finance Limited; Member of the Board of Directors of ES Tech Ventures, Sociedade de Participações Sociais, S.A.; Member of the Board of Directors of Espirito Santo—Empresa de Prestação de Serviços, ACE; Chairman of the Board of Directors of AVISTAR, SGPS, S.A.; Member of the Board of Directors of BES Africa SGPS, S.A..Engaged to Banco Espírito Santo, Finance Department, in 1986; Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989; Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 until February 1992; Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Soc? until 1995; Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES; Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000; General Manager of Banco Espírito Santo, S.A. in March 2003; Director of Banco Espírito Santo, S.A. since March 2004.

        Francisco Teixeira Pereira Soares.    First elected 2006. Age 61. Member of the Board of Directors of Portugal Telecom; Chairman of the Environment Committee of CEEP—European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes—("Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels"); Consultant of Parpública, S.A.. Member of the Board of Directors of Gadsa—Arquivo e Depósito, S.A. from October 2006 until October 2008; Economic Consultant at the Civil House of the President of the

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

        Jorge Humberto Correia Tomé.    First elected 2002. Age 56. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Caixa Geral de Depósitos, S.A.; Chairman of the Board of Directors of Caixa—Banco de Investimento, S.A.; Chairman of the Board of Directors of Gerbanca, SGPS, S.A.; Member of the Board of Directors of Banco Comercial e de Investimentos, S.A.; Chairman of the Board of Directors of TREM—Aluguer de Material Circulante, ACE; Chairman of the Board of Directors of TREM II—Aluguer de Material Circulante, ACE; Chairman of the Board of Directors of CREDIP—Instituição Financeira de Crédito, S.A.; Member of the Committee of "Acompanhamento e Estratégia" of Fomentinvest, SGPS S.A.; Vice- Chairman of the Board of Directors of Banco Caixa Geral—Brasil, S.A.; Member of the Board of Directors of Parcaixa, SGPS, S.A.; Member of the Board of Directors of Cimpor—Cimentos de Portugal, SGPS, S.A.;Chief Executive Officer of Caixa—Banco de Investimento, S.A. from 2001 until 2007; Non-Executive Director of Caixa Gestão de Patrimónios from 2001 until 2005; Member of the Board of Directors of Insurance Companies of Banif Group: "Açoreana", "O Trabalho", "O Trabalho Vida" and of the companies managers of pensions funds and of investments funds from 1996 until 2001; Partner of Coopers & Lybrand in Portugal from June 1995 until November 1996; Manager of the international department of Banco Pinto & Sotto Mayor, S.A. in 1995; Member of the Board of Directors of Banco Pinto & Sotto Mayor from March 1994 until January 1995; Member of the Executive Committee of SULPEDIP, S.A. (currently PME Investimentos, S.A.), from June 1989 until March 1994; Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985; Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 until 1994; Technical Officer of Coopers & Lybrand Lda. from 1980 until 1982.

        Paulo José Lopes Varela.    First elected March 2009. Age 42. Member of the Board of Directors of Portugal Telecom; Chief Executive Officer of Visabeira Global, SGPS, S.A. since 2007; Chairman of the Board of Directors of Visabeira Global, SGPS S.A.; Chairman of the Board of Directors of Vista Alegre Atlantis, S.A..; Chairman of the Board of Directors of V.A.Grupo—Vista Alegre Participações, S.A.; Chairman of the Board of Directors of Real Life Technologies, S.A.; Chairman of the Board of Directors of Visabeira Investimentos Financeiros, SGPS S.A; Chairman of the Board of Directors of Naturenergia, Agro-Energias, S.A.; Chairman of the Board of Directors of Visagreen, S.A.; Chairman of the Board of Directors of Visabeira Estudos e Investimentos, s.A.; Chief Executive Officer of Grupo Visabeira, SGPS S.A.; Director of Grupo Visabeira, SGPS S.A.; Director of Ambitermo—Engenharia e Equipamentos Térmicos, S.A.; Director of Gevisar, SGPS S.A.; Director of Parque de Ciência e Inovação, S.A.Started his Professional career at Grupo Visabeira, in 1992, lived many years in Mozambique and Angola; Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola. His responsibility was the institutional representation, the general coordination in all the Visabeira's affiliates, within the country, as well as to represent the associated Grupo Visabeira in the administrative boards of its affiliates and also planning and strategical definition of the group businesses, including its integrated financial management; Since November 2009 he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, S.A.

        Milton Almicar Silva Vargas.    First elected March 2009. Age 54. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Cielo S.A. since July 2009; Effective Member of the Board of Directors of CPM Braxis S.A. since July 2009; Effective Member of the Board of Directors of Fleury S.A., since July 2009; Member of the Board of Directors of Monteiro Aranha S.A., since December 2009. In Banco Bradesco, S.A.: Department Director from December

1997 until March 2000, Managing Director from March 2000 until March 2002 and Executive Vice-President from March 2002 until June 2009.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 46. Member of the Board of Directors of Portugal Telecom; Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing TMT; Chairman of the Board of Directors of Ongoing Telecom; chairman of the Board of Directors of Ongoing Technology; Chairman of the Board of Directors of Ongoing Media; Chairman of the Board of Directors of Económica SGPS; Chairman of the Board of Directors of Rocksun, S.A.; Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.; Non-Executive Member of the Board of Directors of Heidrick & Struggles; Member of the General Council of ISCTE; Director of the Automóvel Clube de Portugal. From 1995 until 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles; Member of the Compensation Committee of a banking entity until 2007; Director of Andersen Consulting (currently Accenture) from 1987 until 1995.

Executive Officers

        In addition to our Executive Committee, we have certain other officers who are in charge of our various businesses and administrative departments and report directly to the Executive Committee or who are in charge of our subsidiaries. The names, offices, relevant past affiliations and certain other information for our key executive officers are set forth below:

        Guy Patrick Guimarães de Goyri Pacheco.    Head of the Planning and Control Department of Portugal Telecom. Appointed 2011; Age 33; Head of the Continuous Improvement and Transformation of Portugal Telecom's Domestic Operations from 2009 until 2011; Head of the Business Processes and Continuous Improvement of PT Comunicações from 2007 until 2009; Head of the Business Processes and Continuous Improvement of ZON Multimedia (then PT Multimédia) from 2006 to 2007; Manager of the Commercial Planning and Control Department of ZON Multimedia from 2005 to 2006; Internal Consultant at the Business Development Department of PT Comunicações from 2004 to 2005; Internal Consultant at the Corporate Finance Department of Portugal Telecom from 2003 to 2004; Advisor to the Chief Financial Officer of ZON Multimedia from 2002 to 2003; Analyst at the Planning and Control Department of ZON Multimedia from 2001 to 2002; Analyst at Arthur Andersen in 2000.

        Luís Manuel da Costa de Sousa de Macedo.    Secretary-General and Company Secretary of Portugal Telecom. Appointed 2002. Age 62. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Fundação Portugal Telecom since 2003; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais-Consultoria Internacional S.A. from 2004 until 2006; Member of the Board of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS S.A.) from 2000 until 2006; Non-executive Member of the Board of Directors of CST-Compannia Santomense de Telecomunicações, SARL from 1999 until 2009; Manager of Image and Communication Department of Portugal Telecom group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 until 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 until 2005; Chairman of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources, General Secretary and Manager of Central International Corporate Department of Marconi from 1988 until 1992; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Bruno Miguel Saraiva Pinheiro dos Santos da Costa Saldanha.    Age 35. Member of the Board of Directors of PT PRO, S.A. since 2011; Member of the Board of Directors of Previsão since 2011; Member of the Board of Directors of PT Centro Corporativo since 2009; Member of the Board of Directors of PT Finance BV since 2009; Chief Accounting Officer of Portugal Telecom SGPS, S.A. and Manager of Financial Reporting and Consolidation since 2009; Member of the Board of Directors of Janela Digital since 2008; Member of the Board of Directors of PT Prestações from 2006 to 2008; Deputy Manager for the Financial Reporting and Consolidation Team from 2002 to 2009; Audit and Risk Management of Arthur Andersen from 1998 to 2002.

        José Carlos Alfaia Mimoso.    Manager of the Corporate Taxation of Portugal Telecom. Appointed 2008. Age 58. Chief Accounting Officer and Manager of the Financial Reporting of TMN—Telecomunicações Móveis Nacionais, S.A. from 2006 until 2008 and from 1994 until 2001; Chief Accounting Officer and Manager of the Financial Reporting of PT Multimedia from 2002 until 2006; Board Member of TV Cabo Portugal from 2001 until 2002; Manager of the Financial Reporting, Audit Department and Planning and Control in Associated Companies of Centralcer—Central de Cervejas from 1984 until 1990 and from 1992 until 1994.

        Nuno Maria Macedo Alves Mimoso.    Secretary-General Deputy and Company Secretary Suplent of Portugal Telecom. Appointed 2002. Age 52. Company Secretary and Secretary of General Shareholders' Meetings of PT Centro Corporativo, S.A. reelected in April 2009; Secretary of General Meeting of PT Centro Corporativo, S.A. reelected in April 2009; Company Secretary and of PT Compras—Serviços de Consultoria e Negociação, S.A. reelected in March 2009; President of Ethics Committee, since January 10, 2007; Company Secretary of PT Imobiliária, S.A. reelected in March 2009 until January 2011; Secretary of General Meeting of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. reelected in May 2009; Chariman of General Meeting of PT Ventures, S.A. since April 2007; Chariman of General Meeting of PT Móveis, S.A. reelected in April 2009; Secretary of General Meeting of APOR reelected in April 2009; Chariman of General Meeting of PT Prestações, S.A. reelected in May 2009.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom. Appointed 2001. Age 44. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau since 2007; Member of the Supervisory Board of Brasilcel since 2008; Member of the Management Board of Africatel Holding, BV since 2008; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, SA since 2007.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Chief of Staff to the CEO and Manager of the Human Resources Department of Portugal Telecom SGPS, SA. Appointed 2008. Executive Board Member of PT Investimentos Internacionais since April 2011. Age 38. Manager of the Investor Relations Department of Portugal Telecom from 2004 until 2008. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager at BPI Fundos from 1999 until 2000; Deputy Director of the Research Department at Banco Finantia from 1996 until 1999.

        Pedro Guimarães e Melo de Oliveira Guterres.    Manager of Corporate Finance Department of Portugal Telecom. Appointed 2008. Age 35. Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, S.A. since 2009; Manager of Planning and Control of PT Portugal since 2009; Manager of Planning and Control of PT Comunicações S.A. from 2007 until 2008; Manager of Planning and Control of PT Multimedia from 2003 until 2007; Business Development of Portugal Telecom SGPS, S.A from 2000 until 2003; Merryl Lynch Investment Banking from 1997 until 2000.

        Nuno Manuel Teiga Luis Vieira.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2008. Age 39. Telecoms, Media and Technology Analyst at Millennium Investment Banking from 2000 until 2008; Account and Marketing Manager at Ericsson Telecomunicacoes from 1997 until 1999; Pre-marketing and Head of Customer Support of International Telecom Services at Comnexo, Redes de Comunicacao from 1995 until 1997.

        Marta Maria Dias Quintas Neves.    Head of the Regulatory Department of PT Portugal, SGPS, S.A.. Appointed 2008. Age 39. Head of the Corporate Legal Department of PT Multimedia from 2006 until 2007; Deputy of the Minister of Economic Activities and Labour from 2004 until 2005; Deputy of the Secretary of State Assistant of the Ministry of Economy from 2003 until 2004; Head of the Legal Department of Lusomundo SGPS, S.A. from 2002 until 2003; Head of the Legal Department of Lusomundo Audiovisuais, S.A. from 2000 until 2002; Legal Advisor of the Legal Department of Lusomundo Audiovisuais, S.A. from 1999 until 2000; Lawyer at Fernando de Souza de Brito—Law Firm from 1995 until 1999.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Age 47. Board Member of TPT—Telecomunicações Públicas de Timor, S.A., since May 2008; Chief Legal Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since April 2008; Head of European Community Affairs of ANACOM from 2003 until 2004; Member of the Regulatory Department of Portugal Telecom from 2000 until 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from 1998 until 1999; Seconded National Expert in the European Commission-DG Enterprise and DG Information Society from 1995 until 1998; Internal Legal Adviser of the Board of Directors of CN-Comunicações Nacionais, SGPS, S.A. from 1993 until 1995.

        Ana João de Castro Dias Vieira Figueiredo.    Manager of the Internal Audit and Risk Management Department of Portugal Telecom. Appointed 2008. Age 36. Senior Manager of the Internal Audit Department of Portugal Telecom from 2004 until 2007; Manager of Business Risk Services Practice of Ernst & Young from 2001 until 2003.

        Abilio Cesário Lopes Martins.    Manager of the Corporate Communications Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 39. Board Member of PT Comunicações, S.A., TMN—Telecomunicações Móveis Nacionais, S.A. and PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2007. Board Member of Portugal Telecom Brasil, S.A. since 2000. Board Member of PT.COM—Comunicações Interactivas, S.A. from 2006 until 2008. Chairman of the Board of Directors of PT Contact, Telemarketing and Services of Information, S.A. since 2009; Manager of Integrated Communication of PT Comunicações, S.A. from 2004 until 2008; Media Relations Advisor for Portugal Telecom's Chief Executive Officer from 2000 until 2002; Communication and Media Relations Consultant from 1998 until 2000.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Compras, PT Investimentos Internacionais, S.A., PT Inovação S.A., PT Sistemas de Informação S.A. and PT PRO, S.A. are set forth below:

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

        Pedro Manuel Brandão Rodrigues.    Chief Executive Officer of PT Investimentos Internacionais. Appointed 2009. Age 59. Also Executive Board Member of PT Móveis, PT Participações, Directel, PT

Ventures, CST and Africatel Holdings BV. From 2006 until 2009 he was CEO of PT Compras and also a member of the Supervisory Board of Brasilcel NV (2003-2010), formerly a Board Director and Member of the Executive Committee of TMN (2003-2006) and of PT Móveis, S.G.P.S., S.A.(2000-2003). Member of the Board of Meditelecom (2000-2004) and Mascom Wireless (2002-2003). He was elected to the Portuguese Parliament for Lisbon in the General Election of March 2002, re-elected in September 2009. He was a member of the Portuguese National Education Council elected by Parliament (2000-2005). From 1993 until 2000 he was also a member of the Board and of the Executive Committee of Banco Mello and Banco Mello de Investimentos. In 2002 he was appointed a member of the Committee for the Definition of the Television Public Service. He was CEO of Promindústria SA from 1987 until 1993 and before that Manager Product and Business Development at Alusuisse-Lonza in Zurich (1980-1987).

        Alcino José Rito Lavrador.    Chief Executive Officer of PT Inovação, S.A. Appointed 2008. Age 49. Software engineer at CET from 1985 until 1988; Member of the SS7/ISDN Protocols National Specification Experts Group from 1989 until 1992; Chief of Signalling department at CET, implementing signaling protocols for digital switches and Intelligent Networks, from 1992 until 1997; Chief of Intelligent Networks Services Development department at CET from 1998 until 2001; Director for Systems Integration at PT Inovação from 2002 until 2003; Executive Director at PT Inovação Brazil in São Paulo, Brazil, from 2003 until 2006; Member of PT Inovação's Executive Board from July 2006 until February 2008.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT Sistemas de Informação, S.A. Appointed 2009. Age 50. Executive Director of PT PRO S.A. from 2003 until 2009. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

        Gonçalo Pinto Coelho.    Chief Executive Officer of PT PRO, S.A. Appointed 2009. Chief Executive Officer of PT Imobiliária, S.A. Appointed 2011. Age 40. Chief Financial Officer of PT PRO, S.A. from 2004 until 2009; Chief Financial Officer of PT Contact, S.A. from 2008 until 2009; Board Member of PT Imobiliária, S.A. from 2006 until 2009; Executive Board Member of Pro Share S.A. from 2007 until 2008; Chief Financial Officer of PT Compras, S.A. from 2003 until 2004; Senior Manager at Deloitte Lisbon from 2002 until 2003; Manager and Senior Manager at Arthur Andersen Lisbon from 1999 until 2002; Manager at Arthur Andersen Chicago, U.S. from 1998 until 1999; Auditor at Arthur Andersen Lisbon from 1994 until 1998. Degree in Business Management (Instituto Superior de Economia e Gestão—Universidade Técnica de Lisboa).

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

Board of Directors, Including Executive Committee

        In the year ended December 31, 2010, we paid aggregate compensation of €8.4 million to our directors (including members of our Executive Committee). The total amount of compensation paid to directors in 2010 includes: (1) €4.9 million in fixed compensation, (2) €3.5 million in variable compensation based on performance and the ability to reach certain pre-defined goals that contribute to the strategic goals of the Portugal Telecom group. The table below sets forth the compensation for our directors for 2009 and 2010.

	2009		2010
	Fixed	Variable	Fixed	Variable
	(EUR Millions)
Executive board members	3.3	2.2	2.9	3.5
Non-executive board members	1.5	—	1.4	—
Audit committee	0.6	—	0.6	—

	5.3	2.2	4.9	3.5

        The Executive Committee increased in March 2009 from four executive board members to seven executive board members and decreased in March 2010 to five executive board members.

        Since the approval of Law No. 28/2009 of June 19, 2009, we are required to report the compensation earned by individual members of our Board of Directors, including members of our Executive Committee. The tables below set forth the fixed and variable compensation received by these individuals for the period from January 1, 2010 through April 15, 2010 and from the period from April 16, 2010 (the date of the Annual Meeting of Shareholders for 2010) through December 31, 2010.

	Amounts Paid in 2010
	Fixed	Variable FY 2010(a)	Total
	(EUR)
Chairman of the Board of Directors
Henrique Granadeiro	617,812	—	617,812
Executive Committee
Zeinal Bava	695,038	721,921	1,416,959
Luis Pacheco de Melo	486,526	505,344	991,870
Carlos Alves Duarte	486,526	459,404	945,930
Manuel Rosa da Silva	486,526	459,404	945,930
Shakhaf Wine(b)	486,526	459.404	945,930

	2,641,142	2,605,477	5,246,619

Rui Pedro Soares(c)	104,256	459,404	563,660
Fernando Henrique Viana Soares Carneiro(d)	201,403	459,404	660,807

	2,946,800	3,524,285	6,471,085

Non-Executive Board Members
Audit Committee
João de Mello Franco	271,404	—	271,404
José Xavier de Basto	126,574	—	126,574
Mário João de Matos Gomes	183,736	—	183,736

	581,714		581,714

	Amounts Paid in 2010
	Fixed	Variable FY 2010(a)	Total
	(EUR)
Other Non-Executive Board Members
José Maria Alvarez-Pallette(e)	31,470	—	31,470
Francisco Bandeira(f)	—	—	—
Santiago Fernandez Valbuena(e)	31,470	—	31,470
Joaquim Goes	85,316	—	85,316
Gerald S. McGowan	44,058	—	44,058
Rafael Mora Funes	85,316	—	85,316
Maria Helena Nazaré(f)	—	—	—
Amilcar de Morais Pires	44,058	—	44,058
António Palma Ramalho(g)	24,376	—	24,376
Francisco Soares	132,174	—	132,174
Jorge Tomé(f)	—	—	—
Nuno de Almeida e Vasconcellos	132,174	—	132,174
Paulo Varela	85,316	—	85,316
Milton Vargas	44,058	—	44,058

	739,786		739,786

	4,886,112	3,524,285	8,410,397

(a)
The annual variable compensation paid in the 2010 fiscal year set forth in the table above relates to performance during the year ended December 31, 2009 with respect to the 2007-2009 term of office.

(b)
Compensation paid by and expensed by a subsidiary of Portugal Telecom.

(c)
Director Rui Pedro Soares resigned from office on February 17, 2011. In addition to the fixed and variable remuneration mentioned in the table above, during 2010 fiscal year Rui Pedro Soares was also paid the amounts described below.

(d)
Director Fernando Henrique Viana Soares Carneiro resigned from office on February 22, 2010. In addition to the fixed and variable remuneration mentioned in the table above, during 2010 fiscal year Fernando Soares Carneiro was also paid the amounts described below.

(e)
Directors José Maria Alvarez-Pallette and Santiago Fernandez Valbuena resigned from office on September 27, 2010.

(f)
Non-executive directors that renounced their compensation due to incompatibility with other professional duties.

(g)
Director António Palma Ramalho resigned from office on March 25, 2010.

        The annual variable paid in 2010 set forth above refers to the performance of the executive directors during the financial year ended on December 31, 2009. Members of our board who are non-executive directors were paid a monthly fixed amount taking into account our overall compensation policy, as well as the committee such director serves.

        The compensation of executive directors takes into account the short and medium term performance of PT SGPS, as well as such performance when compared to other companies of a similar dimension and business.The compensation of Executive Directors is composed of a fixed portion and a variable portion as described below.

Components of Executive Committee Compensation

  Fixed Compensation

        The value of the fixed compensation of executive Directors was determined on the basis of a benchmark study. In this study, companies integrating the PSI20, IBEX35, CAC40, DJ Eurostoxx 50 were considered, as well as European telecommunications companies comparable to PT SGPS. In addition, the determination of the fixed component of the remuneration of executive Directors for the current term of office has taken into account the acceptance of the Chief Executive Officer's initiative to reduce his own fixed compensation in 10%, as compared to the one established for the previous term of office. Such reduction is applicable to all the members of the Executive Committee.

  Variable Compensation

        The variable compensation of Executive Directors, which depends on the pursuing of the determined goals, is composed of: (i) an annual variable compensation ("AVC") that, in the event of a 100% pre-determined goal achievement, may amount to 90% of the fixed compensation, and (ii) a variable compensation associated to the medium-term performance (VRMT) that, in the event of a 100% pre-determined goal achievement, may reach 70% of the fixed compensation.

        The determination of the AVC to be granted as a result of the performance in the 2009, 2010 and 2011 financial years is determined on the basis of a percentage of the annual fixed compensation, calculated through the weighted average of the level of achievement of any of the following indicators (with each one of such indicators being considered achieved only if at least 85% of the goals established for such indicator are reached), and if the company maintains the investment grade qualification at the end of each year (except if the loss of such qualification is a consequence of a strategic decision of the Board of Directors):

  •
  Total shareholder return ("TSR") ratio of PT SGPS as compared with the sector DJ Stoxx Telecom Europe (1st quartile), where the TSR is understood as the sum of the share price variation and the value of the dividend per share;

  •
  Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

  •
  Earning per share ("EPS") growth delta as compared to the budget;

  •
  Revenues growth delta vis-à-vis a group of comparable companies, including KPN, Swisscom, TeliaSonera, Belgacom, Telenor, Telecom Austria and OTE;

  •
  EBITDA growth delta vis-à-vis the same group of comparable companies; and

  •
  EBITDA growth delta minus CAPEX as compared to the budget.

        In each year of the current term of office, the AVC should correspond to an amount of up to 50% of the total variable compensation allocated for the relevant financial year, and it is determined and paid in cash by the Company following the annual General Shareholder Meeting of approval of the accounts for the financial year to which such remuneration relates.

        After determining the AVC in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon a proposal, respectively, of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer. In any case and depending on the level of achievement of the pre-established goals, the AVC will not exceed the fixed compensation in more than 110%, and should it exceed 50% of the total variable compensation allocated in the year in question, the payment of the amount allocated in excess will be deferred for a period of 3 years.

        The payment of the AVC amounts thus deferred will be made under the conditions provided for the payment of the variable compensation associated to the medium-term performance (MTVC) deferred amounts as established below.

        MTVC is allocated on an annual basis (following the annual General Shareholder Meeting of approval of the accounts for the financial year to which such remuneration relates) as a function of the weighed average of the level of achievement of the following quantitative and qualitative indicators:

  •
  Evolution of total shareholder return ("TSR") compared with the sector DJ Stoxx Telecom Europe (1 st quartile);

  •
  Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

  •
  Earning per share ("EPS") growth delta as compared to the goal established in the Strategic Plan;

  •
  EBITDA growth delta compared with the values prescribed in the Strategic Plan;

  •
  Evolution of PT SGPS' Sustainability Index according to the DJSI methodology;

  •
  Fulfilment of national and international strategic goals.

        The MTVC allocated each year further depends on the pursuing of the goals determined for the various indicators, with each indicator reaching at least 85% of the goals determined for such indicator.

        After the determination of the MTVC in accordance with this methodology, the Compensation Committee may increase or reduce the variable compensation of the Chief Executive Officer and of the other executive directors, upon proposal of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer, respectively. In any case and depending on the level of achievement of the pre-established goals, the MTVR will not exceed the fixed remuneration in more than 88%.

        The payment of the AVC amounts in excess of 50% of the total variable remuneration allocated in the relevant year and of the MTVC amounts allocated will be deferred for a period of 3 years, and it is further subject to the condition of the Company's positive performance during the deferment period not being provenly affected as a direct result of the conduct of the Director concerned.

        In the event the office of the executive Director is terminated, for any reason whatsoever, the payment of the AVC or MTVC amounts granted and deferred will be made at the time of termination of the management relationship.

        The deferment conditions provided for in this item 3) will be the ones applicable to the MTVC for the 2009 financial year already granted in 2010, following the 2010 Annual General Meeting of Shareholders.

        During 2010, the following compensations were paid to former executive directors in connection with termination of their office during the fiscal year: to former director Rui Pedro Soares, in the amount of €648,701, and to former director Fernando Soares Carneiro, in the amount of €973,052 (added by €175,791 paid as compensation for a non-competition commitment).

        In addition to the compensation described above, Executive Committee members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, pursuant to an internal policy for the Portugal Telecom Group. As of December 31, 2010, there were no members of our Board of Directors entitled to post-retirement benefits under the plans of PT Comunicações, and there was no share-based payment program in place.

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

  Compensation Committee

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2010, the members of the Compensation Committee are Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee), Francisco Adelino Gusmão Esteves de Carvalho and Francisco José Queiroz de Barros Lacerda. The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers.

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

        The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described in greater detail in the Corporate Governance Report for 2010 that we are required to prepare under Portuguese law and that will be publicly available on our website at www.telecom.pt. Copies of the Corporate Governance Report are also available without charge upon request to our Investor Relations office.

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

  Key Employees

        In addition to our directors, we have certain key employees that include (1) the officers described above which are in charge of our various businesses and administrative departments and report directly to the Executive Committee, (2) the Chief Executive Officers of our major subsidiaries described above, and (3) other directors of our major subsidiaries which are not described above. In 2010, fixed compensation of key employees of the Portugal Telecom group management amounted to €6.9 million, and variable compensation amounted to €3.4 million, compared to fixed compensation of €7.0 million and variable compensation of €4.1 million in 2009.

        The fixed and variable compensation of the Portugal Telecom Group officers is determined for each Group operating company by a compensation committee of two officers of Portugal Telecom and a human resources manager.

        Four of our key employees also participate in the PT Comunicações pension plan. For these key employees, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these key employees as at December 31, 2010 was €0.5 million. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

        As of December 31, 2010, there was no share-based payment program.

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

        As of December 31, 2010, João Manuel de Mello Franco, José Guilherme Xavier de Basto and Mário João de Matos Gomes were the members of our Audit Committee responsible for the oversight of our management.

        The Statutory Auditor, who, pursuant to Decree-Law 76-A/2006 dated March 29, 2006, is not a member of the audit committee, is responsible for examining our accounts. As of December 31, 2010, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was our effective Statutory Auditor. As permitted by law, no Alternate Statutory Auditor was appointed at our last general shareholders' meeting.

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

Employees

        We had a total of 10,985 employees in our Portuguese operations as of December 31, 2010, 10,978 employees as of December 31, 2009 and 10,440 employees as of December 31, 2008.

        The table below sets forth the breakdown in the total number of our employees as of December 31, 2008, 2009 and 2010. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2008	2009	2010
Portuguese Operations
Wireline	6,183	6,450	6,177
TMN	1,082	1,004	1,029
Other	3,175	3,524	3,779
Total	10,440	10,978	10,985

International Operations	17,337	20,744	22,537

Total Group Employees	27,777	31,722	33,522

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

        In the wireline business, the total number of employees decreased as a result of the integrated management of the Portuguese operations.

Share Ownership and Share Option Plans

        There are no share option plans currently in place.

        As of April 28, 2011, our directors as a group directly owned 93,551 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of April 28, 2011
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava(1)	63,161	*
Luís Miguel da Fonseca Pacheco de Melo	45	*
Carlos António Alves Duarte	40	*
Manuel Francisco Rosa da Silva	90	*
Shakhaf Wine	—	—
Joaquim Aníbal Brito Freixial de Goes(2)	89,924,416	10.03%
Jorge Humberto Correia Tomé(3)	56,158,965	6.26%
João Manuel de Mello Franco(1)	13,308
Gerald Stephen McGowan	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(4)	60,698,090	6.77%
Amílcar Carlos Ferreria de Morais Pires(5)	89,924,416	10.03%
Francisco Teixeira Pereira Soares	—	—
Rafael Luis Mora Funes(6)	60,698,591	6.77%
José Guilherme Xavier de Basto	—	—
Francisco Manuel Marques Bandeira(7)	56,158,965	6.26%
Mário João de Matos Gomes	—	—
Maria Helena Nazaré	—	—
Paulo José Lopes Varela(8)	23,650,019	2.64%
Milton Almicar Silva Vargas	—	—

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 89,924,416 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. Mr. Freixial de Goes is a member of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(3)
Includes 56,158,965 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Jorge Humberto Tomé. Mr. Tomé is a member of the Board of Directors of Caixa Geral de Depósitos, S.A. Mr. Tomé disclaims beneficial ownership of the shares held by Caixa Banco Geral de Depósitos and its affiliates.

(4)
Includes (1) 11,190 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos, (2) 37,804,969 ordinary shares held by Insight Strategic Investments, SGPS, S.A., (3) 22,600,000 shares held by Ongoing Strategy Investments, SGPS, S.A. and (4) 281,931 shares held by Investoffice—Investimentos e Consultoria Financeira, S.A. Insight Strategic Investments, SGPS, S.A., Ongoing Strategy Investments, SGPS, S.A. and Investoffice—Investimentos e Consultoria Financeira, S.A. are controlled by RS Holdings, SGPS, S.A. These holdings are attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding's share capital and corresponding voting rights. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings, SGPS, S.A. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos is the son of Isabel Maria Alves Rocha dos Santos.

(5)
Includes (1) 2,146 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 89,924,416 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(6)
Includes (1) 501 shares held by Mr. Rafael Luis Mora Funes's spouse and (2) 60,698,090 shares held by RS Holding, SGPS, SA, for which Mr. Rafael Luis Mora Funes acts as a member of the Board of Directors. RS Holding, SGPS, SA holds these shares through the entities described in footnote (4) above. Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by Ongoing Strategy Investments—SGPS, S.A.

(7)
Includes (1) 483 shares held directly by Mr. Francisco Manuel Marques Bandeira and (2) 56,158,965 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Francisco Manuel Marques Bandeira. Mr. Bandeira was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Vice Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. Mr. Bandeira disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos and its affiliates.

(8)
Includes (1) 7,134 shares held directly by Mr. Paulo José Lopes Varela and (2) 23,642,885 shares held by Visabeira Group and its affiliates that may be deemed to be beneficially owned by Mr. Paulo José Lopes Varela. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors.

        None of our other executive officers holds more than one percent of our ordinary shares.

        During 2008, 2009 and 2010, we did not adopt any share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder who owns 2% or more of our share capital based on the most recent information received from our shareholders as of April 28, 2011.

	No. of shares held as of April 28, 2011(1)	Percent of Class as reported by Shareholders
Capital Research and Management Company(2)	90,421,315	10.09%
Banco Espírito Santo Group (BES)(3)	89,924,416	10.03%
Telemar Norte Leste SA(4)	62,755,860	7.00%
RS Holding, SGPS, S.A.(5)	60,698,090	6.77%
Caixa Geral de Depósitos Group(6)	56,158,965	6.26%
Brandes Investment Partners, L.P.(7)	46,953,365	5.24%
Norges Bank(8)	45,658,777	5.09%
The Income Fund of America, Inc.(9)	45,091,419	5.03%
Citigroup Global Markets Ltd.(10)	36,260,183	4.04%
Visabeira Group(11)	23,642,885	2.64%
BlackRock Inc.(12)	21,025,118	2.35%
Controlinveste Comunicações(13)	20,419,325	2.28%
Telefónica, S.A.	18,122,661	2.02%
Europacific Growth Fund(14)	18,061,608	2.01%
UBS AG(15)	17,961,777	2.00%

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

(2)
Holding held by mutual funds under the discretionary management of Capital Research and Management Company.

(3)
Includes 89,864,747 ordinary shares held by entities in a control or group relationship with BES, 55,451 ordinary shares held by members of BES's corporate bodies and 4,218 ordinary shares held by BES.

(4)
Telemar Norte Leste S.A. is controlled by Tele Norte Leste Participações S.A., which is controlled by Telemar Participações S.A. Telemar Participações S.A. is jointly controlled by the following entities: AG Telecom Participações S.A., LF Tel S.A., Luxemburgo Participações S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobrás de Seguridade Social—PETROS and Bratel Brasil, S.A. (which is controlled by Portugal Telecom). See "Item 4—Information on the Company—Our Business—Strategic Alliances—Strategic Partnership with Oi" for more information about our investment in Telemar Norte Leste S.A. and its affiliates (which we refer to in this Annual Report as "Oi"), and Telemar's investment in our company.

(5)
Includes 37,804,969 ordinary shares held by Insight Strategic Investments, SGPS, S.A., 22,600,000 held by Ongoing Strategy Investments, SGPS, S.A., 281,931 held by Investoffice—Investimentos e

  Consultoria Financeira, S.A. and 11,190 held directly by Nuno Vasconcellos. Insight Strategic Investments, SGPS, S.A., Ongoing Strategy Investments, SGPS, S.A. and Investoffice—Investimentos e Consultoria Financeira, S.A. are controlled by RS Holdings, SGPS, S.A. These holdings are attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding's share capital and corresponding voting rights. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings, SGPS S.A. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos is the son of Isabel Maria Alves Rocha dos Santos.

(6)
Includes 54,836,752 ordinary shares held by Caixa Geral de Depósitos, 655,028 held by Companhia de Seguros Fidelidade Mundial, S.A., 128,485 held by Parcaixa, SGPS, S.A., 18,065 held by Império Bonança—Companhia de Seguros, S.A. and 520,635 held by Fundo de Pensões da CGD.

(7)
These shares are held by Brandes Investments Partners, L.P. on behalf of its clients. Brandes Investments Partners, L.P. is authorized to exercise voting rights over no more than 36,877,613 shares, corresponding to 4.11% of the share capital and voting rights in PT. Brandes Investments Partners, L.P. is a U.S. registered investment adviser. Each of Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby may be deemed to be beneficial owners of these shares. Each of Brandes Investment Partners, Inc. and Messrs. Brandes, Carlson and Busby disclaims any direct ownership of these shares except for an amount that is substantially less than one percent of the number of shares reported. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of these shares.

(8)
Held by Norges Bank, the Central Bank of Norway.

(9)
The Income Fund of America, Inc. has granted proxy voting authority to Capital Research and Management Company, its investment adviser.

(10)
Includes (i) 2,405 ordinary shares held by Citigroup Global Markets Deutschland, (ii) 35,860,500 reacquisition rights, 182,951 ordinary shares and 1,800,000 convertible bonds (convertible into 164,083 ordinary shares), all held by Citigroup Global Markets Limited, (iii) 239 American depository receipts held by Citigroup Global Markets Inc., (iv) 1,724 American depository receipts held by Citigroup Trust DE NA, (v) 48,181 American depository receipts held by Citibank NA and (vi) 100 American depositary receipts held by Citicorp Trust NA.

(11)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A. ("Visabeira Group") and 12,119,672 held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group. Visabeira Group is 77.85% owned by Mr. Fernando Campos Nunes.

(12)
Held through BlackRock Investment Management (UK) Limited.

(13)
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

(14)
Europacific Growth Fund has granted proxy voting authority to Capital Research and Management Company, its investment adviser.

(15)
Includes 4,954,210 ordinary shares held by UBS AG, 10,792,509 ordinary shares held by UBS AG on behalf of several of its clients, 450,692 ordinary shares held by CCR Asset Management, 460,158 ordinary shares held by UBS Financial Services Inc., 322,521 ordinary shares held by UBS Fund Management (Switzerland) AG, 651,415 ordinary shares held by UBS Fund Services (Luxembourg) SA, 1,160 ordinary shares held by UBS Global Asset Management (Americas) Inc.,

  719 ordinary shares held by UBS Global Asset Management (Canada) Co., 33,517 ordinary shares held by UBS Global Asset Management (Deutschland) GmbH, 150,189 ordinary shares held by UBS Global Asset Management (UK) Ltd, 139,684 ordinary shares held by UBS Global Asset Management Life Ltd and 5,003 ordinary shares held by UBS Securities LLC.

        Our major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders.

        The Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of our A shares and indirectly holds (through Parpública-Participações Públicas, SGPS, S.A., a Portuguese holding company, and other public institutions) 21,249,025 of our ordinary shares. These A shares and ordinary shares together represent 2.37% of our share capital. The Directorate General of Treasury acts according to instructions from the Minister of Finance and the Minister of Social Equipment when taking actions as a shareholder of our company.

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

        As of the filing of our Annual Report on Form 20-F for the year ended December 31, 2009 (the "2009 20-F"), Banco Espírito Santo Group, or BES, held, directly and indirectly, 71,660,806 of our ordinary shares, then representing 7.99% of our share capital. BES held 89,924,416 of our ordinary shares as of April 28, 2011, representing 10.03% of our share capital. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of April 28, 2011, Telemar Norte Leste SA held 62,755,860 of our ordinary shares, representing 7.00% of our share capital. Otávio Marques de Azevedo and Pedro Jereissati, respectively Chairman and Chief Executive Officer of Telemar Participações S.A. (the company controlling Telemar Norte Leste SA), have been non-executive members of our Board of Directors since April 6, 2011. Messrs. Azevedo and Jerissati were appointed to our Board of Directors in connection with our strategic partnership with Oi. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi—Corporate Governance."

        As of the filing of our 2009 20-F, Caixa Geral de Depósitos Group, or Caixa, held, directly and indirectly, 7.30% of our ordinary shares, and it held 6.26% of our share capital as of April 28, 2011. Jorge Humberto Correia Tomé, a member of the Board of Directors of Caixa, is a non-executive member of our Board of Directors. Francisco Manuel Marques Bandeira, Executive Vice-Chairman of Caixa, is also a non-executive member of our Board of Directors.

        As of the filing of the 2009 20-F, RS Holding, SGPS, S.A. ("RS Holding") held, directly and indirectly, 6.74% of our ordinary shares, and it held 6.77% of our ordinary shares as of April 28, 2011. Nuno de Almeida e Vasconcellos is the Chairman of RS Holding and is a non-executive member of our Board of Directors. Rafael Luis Mora Funes is a member of the Board of Directors of a subsidiary of RS Holding and is also a non-executive member of our Board of Directors.

        As of the filing of the 2009 20-F, Visabeira Group held, directly and indirectly, 2.53% of our ordinary shares, and it held 2.64% of our shares as of April 28, 2011. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors.

        The Board of Directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders in accordance with Portuguese law and practice. The proposal for the members of the board proposed to be elected at the Annual Meeting of Shareholders held in March 2009 was submitted by BES and Caixa. Our directors are elected for a three-year term of office. The current term of office will end on December 31, 2011. Since the filing of our 2009 20-F, the following shareholders passed the threshold of ownership of 2.0% of our share capital and are now major shareholders listed in the table above: Capital Research and Management Company, Telemar Norte Leste SA, The Income Fund of America, Inc., Citigroup Global Markets Ltd., Europacific Growth Fund and UBS AG.

        As of December 31, 2010, approximately 21% of our issued share capital was held of record in the form of ordinary shares by approximately 91 U.S. residents. As of March 31, 2011, approximately 3% of our issued share capital was held in the form of ADSs by 169 holders of record, including The Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, five of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. The terms of these agreements, which are not set by the non-executive Board members, are similar to those entered into between independent entities in comparable transactions. Please see Notes 45 to our audited consolidated financial statements, which notes are incorporated by reference into this section, for the amounts and other details regarding transactions with these companies, including Caixa Geral de Depósitos Group, Banco Espírito Santo (BES) Group, Visabeira Group, Controlinveste, RS Holdings (Ongoing) and Heidrick & Struggles—Consultores de Gestão, Lda., a consulting firm of which Mr. Rafael Mora Funes, one of our non-executive board members, is managing director. The services provided by these companies include banking, financial advisory and insurance services and human resources consultancy services. Heidrick & Struggles provided consulting services to our company in the amount of €2.1 million in the year ended December 31, 2010. Our pension and healthcare funds also have assets invested with our company, Banco Espirito Santo Group and RS Holdings (Ongoing) in the amounts set forth in Note 45.

        For information regarding arrangements with major shareholders pursuant to which certain persons were selected as members of our Board of Directors, see "—Major Shareholders" above.

        In the ordinary course of our business, we also enter into transactions with entities that we control jointly with other persons and with associated companies in which we hold significant investments. Notes 31 and 45.a to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Sportinvest Multimédia, SGPS, SA, a manager of sports content for television, mobile phones and ISPs in which we hold a 50% interest; INESC—Institituto de Engenharia de Sistemas e Computadores, a scientific research and technology consultancy in which we hold 35.9%

interest; and SIRESP—Gestão de Redes Digitais de Segurança e Emergência S.A., a network management company in which we hold a 306% interest. The loans granted to these entities are capital loans to finance their operations and/or develop new businesses. These loans do not bear interest or mature and are recorded in our consolidated financial statements under shareholders' equity.

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

        In December 2009 and December 2010, we modified our policy on transactions with related parties, primarily to adjust it in light of amendments to IAS 24 and to the recommendations issued by CMVM on this matter. The most significant modification consisted of providing rules for the prior assessment by the Audit Committee of the execution of certain related party transactions where some material requirements as described in the policy are met.

        As a result, the execution of any transaction with related parties the value of which is in excess of €100,000 is now subject to prior favorable opinion of the Audit Committee.

        Furthermore, transactions with shareholders who are owners of a qualified holding percentage or with special voting rights, with their relatives or with entities in a relationship as provided for under article 20 of the Portuguese Securities Code with the said shareholders or relatives, the aggregate amount of which exceeds €1,000,000 per year, are subject to approval by our Board of Directors. The Audit Committee's opinion must confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

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

        Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute. Some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. In 2009, Decree-Law 123/2009, of May 21, 2009, clarified that no other tax should be applicable by municipalities in addition to the regime established by Law 5/2004 of February 10, 2004. On October 6, 2010, in Case 0363/10, this interpretation was confirmed by the Supreme Administrative Court of Portugal. Some municipalities, however, continue to hold the position that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions filed by some municipalities against PT Comunicações regarding this matter.

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to:

  •
  PT Comunicações for alleged abuse of dominant position in the access to telecommunications ducts. In 2004, Autoridade da Concorrência issued a "statement of objections," alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In 2005, Autoridade da Concorrência issued a revised statement of objections. In August 2007, Autoridade da Concorrência imposed a fine of €38 million on PT Comunicações. PT Comunicações appealed to the Commercial Court later that month. On March 2, 2010, PT Comunicações has been cleared by the Commercial Court of Lisbon of the fine imposed in 2007. On March 12, 2010, the Autoridade da Concorrência appealed the decision of the Commercial Court before the Lisbon Court of Appeals (the Tribunal da Relação). On December 22, 2010,

    the Lisbon Court of Appeals confirmed the judgment of the Lisbon Commercial Court, which judgment is non-appealable;

  •
  PT Comunicações regarding alleged anti-competitive practices in the broadband internet market (this complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações and TV Cabo, which we spun off as part of PT Multimedia in 2007). Specifically, the Autoridade da Concorrência alleged that our "Rede ADSL PT" wholesale offer of broadband services between May 22, 2002 and June 30, 2003 did not allow the remaining competitors to generate a sufficient profit margin. In September 2009, we announced that we had been notified by Autoridade da Concorrência that it had concluded its investigation and had decided to impose a fine of €45.0 million on us. We strongly disagree with this ruling and appealed the decision to the Commercial Court of Lisbon later that month. We believe, among other things, that the wholesale offer was permitted under the competition law then in force (DL 371/2003) and was supervised by ANACOM. In addition, we have argued that the wholesale offer was maintained in place for 14 days after the new competition law was approved (Lei 18/2003) only to permit ANACOM to determine the terms of the new offer and that the fine imposed exceeds the maximum €1 million fine allowed under the prior competition law. We intend to defend against these proceedings vigorously. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the higher court; and

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. In 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on leased lines. In September 2008, PT Comunicações was notified by Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court (Tribunal do Comércio) later that month. The appeal suspended the decision of Autoridade da Concorrência pending a decision by the court.

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

        On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica is now subject to investigation. The European Commission has stated that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement but that the Commission will deal with the case as a matter of priority. See "Item 4—Information on the Company—Regulation—Portugal—Regulatory Institutions" and "Item 8—Financial Information—Legal Proceedings."

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

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese government's sale of the basic telecommunications network to us in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its concession agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese Government. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid." Pursuant to its concession agreement, PT Comunicações was exempt from the payment of municipal tax from 1995 until this exemption was revoked by Law 5/2004, of February 10, 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. We have not received information from the European Commission or the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as the sole owner of our A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. The Portuguese authorities have taken the position that these special rights are justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and in 2009, the Advocate General in charge for the case issued an opinion stating that the Portuguese Government's ownership of our A shares does not comply with the European rules on the free movement of capital. At an Extraordinary Shareholders' Meeting held on June 30, 2010, the Portuguese Government used its A shares to reject an offer by Telefónica S.A. to purchase our interest in Brasilcel N.V., the joint venture that held our interest in Vivo, even though 73.9% of the ordinary shareholders present at the meeting voted in favor of Telefónica's offer. On July 8, 2010, the European Court of Justice ruled that the Portuguese Government's ownership of our A shares was illegal under European law.

Legal Proceedings Related to the Provision of Telecommunications Services

        We provide several telecommunications services in Portugal, such as the lease of circuits, the lease of pipes, the lease of posts and unbundled local loop services, among others, to telecommunications operators doing business in Portugal. Our services are instrumental to the development of the business of such operators, and some of such services are regulated by ANACOM in connection with pricing and quality levels. We provide our services in accordance with the agreements entered with each user and, in the case of regulated services, pursuant to the applicable legal requirements. Nonetheless, PT Comunicações has in some cases resorted to litigation due to delays in the payment of invoices or other invoicing disputes with certain telecommunications operators. On December 31, 2010, the amounts under dispute in such litigation were €0.6 million in the case of Sonaecom and €9.8 million in the case of ZON Multimédia.

Other Portugal Telecom Legal Proceedings

        In March 2004, TVTEL Grande Porto—Comunicações, S.A., or "TVTEL," a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TVTEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TVTEL's telecommunications network. TVTEL alleges that PT Comunicações intended to favor both itself and TV Cabo. TVTEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TVTEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the parties wait for the new dates for trial.

        In December 2008, Oni SGPS, SA, SA ("Oni") filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfillment of the national roaming agreement between TMN and Oni Way—Infocomunicações, SA. TMN had argued that it fulfilled all of its obligations under the roaming agreement. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was odered to pay an amount of €6.9 million. We had recorded a provision for this legal action as at December 31, 2009, and in 2010 paid this amount.

Total Provisions for Portugal Telecom's Legal Proceedings

        We are a party to a number of other pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As at December 31, 2010, our provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) totaled €27.3 million. In addition, we estimate that our potential liability in civil, labor and other legal proceedings (other than tax contingencies) in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €122.0 million as of December 31, 2010. In addition as of December 31, 2010, we had recorded provisions for probable losses relating to tax contingencies of €54.8 million, and we estimate that our potential liability for tax contingencies in which a loss is considered possible (but not probable) was €43 million as of the same date.

Oi Legal Proceedings

        Although we did not complete our investment in Oi until March 28, 2011, we include below a description of certain of Oi's legal proceedings because some of the proceedings involve material amounts.

General

        Oi is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. Oi classifies its risk of loss in legal proceedings as "remote," "possible" or "probable," and it only records provisions for reasonably estimable probable losses, as determined by its management. As of December 31, 2010, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$26,016 million, and Oi had established provisions of R$6,793 million as of that date relating to these proceedings. Oi's provisions for legal contingencies are subject to monthly monetary adjustments.

Tax Proceedings

        As of December 31, 2010, the total estimated contingency in connection with tax proceedings against Oi in respect of which the risk of loss was deemed probable or possible totaled R$16,216 million and it had recorded provisions of R$912 million relating to these proceedings.

        The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies relate primarily to value-added tax, service tax and taxes on revenue. Oi records provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. Oi currently does not believe that the proceedings that it considers as probable losses, if decided against it, will have a material adverse effect on its financial position. It is possible, however, that Oi's future results of operations could be materially affected by changes in its assumptions and the effectiveness of its strategies with respect to these proceedings.

  Value-Added State Taxes (ICMS)

        Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

        Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased are related to the telecommunication services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

        As of December 31, 2010, Oi deemed the risk of loss as possible with respect to approximately R$4,645 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, it had recorded provisions in the amount of R$622 million for those assessments in respect of which it deemed the risk of loss as probable.

  Local Service Tax (ISS)

        Oi has received various tax assessments claiming that it owes ISS taxes on supplementary services. Oi has challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunication service providers, because these services do not clearly fit into the definition of "telecommunication services."

        As of December 31, 2010, Oi deemed the risk of loss as possible with respect to approximately R$1,992 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, it had recorded provisions in the amount of R$75 million for those assessments in respect of which it deemed the risk of loss as probable.

  Contributions to the INSS

        Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against Oi primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers' compensation benefits and other amounts subject to social security tax.

        As of December 31, 2010, Oi deemed the risk of loss as possible with respect to approximately R$1,442 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, it had recorded provisions in the amount of R$16 million for those assessments in respect of which it deemed the risk of loss as probable.

  IRRF, IRPJ, CSLL, PIS and COFINS

        In July 2005, TNLP received a tax assessment notice from the Federal Revenue Service, in the amount of R$2,230 million, mainly related to its corporate restructuring effected in 1998, which included its accounting for the goodwill resulting from the Telebrás system's privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, Article 7, which states that the result of the goodwill amortization should be calculated as part of a company's taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. The goodwill amortization and respective deduction for tax purposes was in compliance with the provisions set forth by CVM Instruction No. 319/1999. Based on the advice of its outside legal counsel, Oi believes that its use of this goodwill was proper. It contested the tax assessment notice and obtained a partial favorable decision by the lower administrative court, which removed the fine assessed on it and reduced the amount of the tax assessment notice by R$579 million. Oi believes that its risk of loss is remote in relation to the fine and possible in relation to the amount of R$1,651 million. As of December 31, 2010, Oi had not recorded any provisions in connection with this claim.

  PIS and COFINS

        On June 30, 2006, the Brazilian federal tax authorities filed a claim in the amount of R$920 million related to the basis for the calculation of PIS/COFINS. Oi obtained a partially favorable decision in a lower court that reduced the monetarily adjusted amount of this claim of R$920 million to R$397 million. As of December 31, 2010, it deemed the risk of loss as possible with respect to approximately R$397 million of these assessments and had not recorded any provisions in respect of this claim.

  IRRF

        Telemar was fined by the federal tax authorities in connection with claims that it did not withhold corporate income tax allegedly due on gains arising from loan agreements entered into with TNLP. As of December 31, 2010, the amount of this fine was R$231 million. The lower courts have reduced the amount of the fine. The Brazilian government filed an appeal of the lower court's decision, and, as of the date of this annual report, the appeal is pending. Oi believes that its risk of loss is remote in relation to the R$89 million reduction of this fine and possible in relation to the amount of R$142 million. As of December 31, 2010, it had not recorded any provisions in connection with this claim.

  ILL

        Oi has used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2010, Oi had recorded provisions in the amount of R$55 million for those assessments in respect of which it deemed the risk of loss as probable.

  FUST and FUNTTEL

        The FUST is a fund that was established to promote the expansion of telecommunication services to non-commercially viable users. The FUNTTEL was established to finance telecommunications technology research. Oi is required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculation of its contributions to the FUST and the FUNTTEL, Oi made provisions for additional contributions to these funds. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which Oi companies are members, filed a lawsuit to request a review of the applicable legislation.

        As of December 31, 2010, Oi deemed the risk of loss as possible with respect to approximately R$735 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, it had recorded provisions in the amount of R$108 million for assessments of the FUNTTEL.

  Other Federal Tax Claims

        There are various federal taxes that have been assessed against Oi, largely relating to (1) assessments of taxes against it that it does not believe are due and which it is contesting, and (2) its use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting. As of December 31, 2010, Oi deemed the risk of loss as possible with respect to approximately R$3,981 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, it had recorded provisions in the amount of R$35 million for those assessments in respect of which it deemed the risk of loss as probable.

Civil Claims

        As of December 31, 2010, the total estimated contingency in connection with civil claims against Oi, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible totaled R$5,429 million, and it had recorded provisions of R$4,057 million relating to these proceedings.

Administrative Proceedings

        Almost every week, Oi receives notifications from ANATEL requesting information about its compliance with the various services obligations imposed on it by virtue of its concession agreements. When Oi is not able to comply with these requests or with its concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on it. Oi has received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As of December 31, 2010, Oi deemed the risk of loss as possible with respect to approximately R$153 million of these claims and had not recorded any provisions in respect of these claims. As of that date, Oi had recorded provisions in the amount of R$826 million for those claims in respect of which it deemed the risk of loss as probable.

        As a condition to ANATEL's approval of Oi's strategic partnership with us, ANATEL required it to pay all pending administrative fines, amounting to approximately R$228 million, regardless of the procedural posture of the proceedings which it had initiated to contest these fines. Oi sought and has been granted injunctive relief which has permitted it to make judicial deposits of these amounts while preserving its rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

  Brazilian Antitrust Proceedings

        Oi is subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. According to the Brazilian antitrust law, fines may range from 1% to 30% of its gross operating revenue in the year prior to the initiation of the respective administrative proceeding. Oi deemed the risk of loss as possible that it will be fined in one or more of such proceedings and has not recorded any provisions for those claims.

  Sale of Oi (TNL PCS S.A.) to Telemar

        On May 30, 2003, TNLP sold to Telemar all of its shares in TNL PCS S.A., a company incorporated in November 2000 by TNLP to provide personal mobile services (Serviço Móvel Pessoal) in Region I, or "Oi", representing 99.99% of the share capital of Oi. The sale price was fixed at R$1.00, which was equal to the net equity value of Oi at market price on the base date of March 31, 2003, as determined by a fair value appraisal evaluation conducted by an independent public accounting firm in accordance with Brazilian Corporation Law.

        In response to a complaint filed with the CVM by one of Telemar's non-controlling shareholders, the CVM initiated an administrative proceeding to investigate the terms of the sale of Oi (TNL PCS S.A.) to Telemar. On December 28, 2006, the investigation committee of the CVM determined that the appraisal report contained certain technical mistakes which caused certain assets and liabilities on Oi's (TNL PCS S.A.) balance sheet to be overvalued, and as a result the investigation committee of the CVM determined that TNLP and its senior management and Telemar's senior management abused their powers and breached their fiduciary duties. TNLP, its senior management and Telemar filed their respective administrative defenses and, on March 25, 2008, the CVM rendered a judgment absolving the defendants of any liability and imposing a warning on the defendants for their purported lack of diligence as members of their respective board of directors and executive boards. The members of each of the board of directors and the executive board of TNLP and Telemar filed a voluntary appeal with the Board of Appeals of the National Financial System ("Conselho de Recursos do Sistema Financeiro Nacional"), or CRSFN, and the CVM filed a mandatory appeal with the CRSFN. As of the date of this annual report, the appeal is pending before the Office of the Attorney General of the National Treasury, which will render a decision accepting or denying the appeals. After the issuance of the Attorney General's decision, the action will be finally determined by the CVM. Oi cannot predict when a final decision will be rendered.

  Claims Relating to the Sale of Oi (TNL PCS S.A.) to TmarPart

        In September 2004, the Attorney General's Office and the State Attorney's Office of Rio de Janeiro filed a claim against TNLP, Telemar, Oi (TNL PCS S.A.) and the Brazilian federal government, requesting the annulment of the transfer of Oi (TNL PCS S.A.) to Telemar, as well as indemnification for damages allegedly suffered by non-controlling shareholders of TNLP and capital markets generally. TNLP and Telemar presented their defense and, as of the date of this annual report, the judge responsible for the proceeding has not yet issued a decision on the matter. Oi deems the risk of loss in these proceedings to be possible.

  Financial Interest Agreement (CRT and Community Telephone Program)

        As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT's share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders' meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT.

        Oi is also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to its acquisition of control of CRT in July 2000, CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers subscribing to CRT's fixed-line service had the right to subscribe to a number of CRT shares. The number of shares to be issued to such subscribers was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT's shares.

        Beginning in June 1997, certain of CRT's fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

        In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A.—Telems, Telecomunicações de Goiás S.A.—Telegoiás and Telecomunicações do Mato Grosso S.A.—Telemat, which were operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

        In 2009, two court decisions significantly changed the assumptions underlying Oi's estimate of the potential losses relating to these suits.

        On March 30, 2009, the Superior Court of Justice ruled that for suits that had yet to be adjudicated, the number of shares to be issued must be calculated using CRT's balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued must be calculated according to the most recent judicial decision, which, in most of the cases, used the balance sheet at the end of the year prior to the date on which the shares were issued.

        On May 28, 2009, a member of the Brazilian Supreme Court published a decision ruling that the financial interest agreements are not subject to a statute of limitations, which resulted in a change in the likelihood of an unfavorable outcome in these pending cases to probable.

        As of December 31, 2010, Oi had recorded provisions in the amount of R$2,416 million for those claims in respect of which it deemed the risk of loss as probable.

  Customer Service Centers

        Oi is a defendant in 69 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to Oi in 24 of these civil class actions, and Oi has appealed these decisions. As of December 31, 2010, Oi had recorded provisions in the amount of R$182 million for those claims in respect of which it deemed the risk of loss as probable.

  Customer Service

        Oi is a defendant in a civil class action lawsuit filed by the Federal Prosecutor's Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by its alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor) regulations established by the Ministry of Justice (Ministério da Justiça). Oi presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where it is headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. However, Oi has not made any provisions with respect to this action since it is waiting the court's initial decision.

Labor Claims

        Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses. Oi does not believe any of these claims, individually or in the aggregate, would have a material effect on its business, financial condition or results of operations were they to be decided unfavorably to Oi. These proceedings generally involve claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in its collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers.

        As of December 31, 2010, the total estimated contingency in connection with labor claims against Oi in respect of which the risk of loss was deemed probable or possible totaled R$4,371 million and it had recorded provisions of R$1,825 million relating to these proceedings.

Distributions to Shareholders

Dividend Information

        Our policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at our Annual General Meeting. For 2011, the Annual General Meeting of Shareholders has been called for May 6, 2011.

        Our ordinary shares and A shares carry the same dividend rights. Our Board of Directors decides whether to propose a dividend. Under our articles of association, we must pay dividends of at least 40% of its annual distributable net income to shareholders, subject to a two-thirds majority of our shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital and deducted by certain non-distributable fair value reserves. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2006, 2007, 2008 and 2009 and proposed to be paid for the year ended December 31, 2010. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends per share
Fiscal Year	Number of shares considered	Payment Date		€	US$
2006	1,128,856,500	May 18, 2007		0.475	0.64
2007	942,595,177	April 24, 2008		0.575	0.90
2008	896,512,500	April 24, 2009		0.575	0.75
2009	896,512,500	May 14, 2010		0.575	0.71
2010	896,512,500	December 23, 2010	*	1.00	1.31
2010	896,512,500	June 2011	**	1.30	1.92

*
Represents an exceptional cash dividend following the sale of our interest in Vivo.

**
Represents (1) the remainder (€0.65 per share) of the exceptional cash dividend following the sale of our intereset in Vivo and (2) an ordinary dividend of €0.65 per share with respect to the year ended December 31, 2010, in each case, subject to shareholder approval at the Annual General Meeting of Shareholders to be held on May 6, 2011.

        The general rate of withholding income tax on dividends in Portugal is currently 21.5% for both Portuguese residents and non-residents. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required, and shareholders must complete specific forms of the Portuguese Ministry of Finance and obtain certification from the U.S. Internal Revenue Service. See "Item 10—Additional Information—Taxation—Dividends."

Significant Changes

        Under the terms of the share buyback program, we acquired 46,082,677 of our own shares through December 10, 2008 through the physical exercise of equity swaps. On December 10, 2008, we reduced our share capital by €1,382,480.31 through the cancellation of 46,082,677 treasury shares. The cancellation of the treasury shares with the Central de Valores Mobiliários, the clearinghouse of the regulated market Euronext Lisbon, was completed on December 18, 2008. As of December 31, 2010, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        As of the date of filing of this Annual Report on Form 20-F, we do not have any shares in treasury, but we do hold an equity swap for 20,640,000 shares that we entered into under the previous share buyback program.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2006, 2007 and 2008 and for each quarter of 2009 and 2010. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2006	10.29	8.09	13.04	9.82
2007	9.60	8.02	14.05	10.40
2008*	9.40	4.42	14.61	5.40
2009*	8.68	5.54	12.65	7.11
First quarter	6.64	5.63	8.82	7.26
Second quarter	6.97	5.54	9.77	7.11
Third quarter	7.60	6.90	11.15	9.58
Fourth quarter	8.68	7.13	12.65	10.30
2010*	10.70	6.48	15.24	8.38
First quarter	8.63	7.24	12.35	9.95
Second quarter	8.93	6.48	11.52	8.38
Third quarter	9.79	7.94	13.23	10.06
Fourth quarter	10.70	8.38	15.24	11.46

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

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
October 2010	10.44	9.76	14.50	13.37
November 2010	10.70	9.71	15.24	12.77
December 2010	10.18	8.38	13.63	11.46
January 2011	8.59	8.02	11.76	10.42
February 2011	8.76	8.23	12.02	11.29
March 2011	8.56	8.02	12.16	11.13
April 2011 (through April 28, 2011)	8.32	8.11	12.29	11.62

        On April 28, 2011, the closing price of the ordinary shares on the regulated market Euronext Lisbon was €8.22 per ordinary share. On April 28, 2011, the last reported sale price of the ADSs on the New York Stock Exchange was US$12.29 per ADS.

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

Certain Provisions with Respect to Board Members

        Agreements between us and our directors must be authorized by a resolution of the Board of Directors and a favorable opinion of the Audit Committee (See "Item 10—Corporate Governance—New Corporate Governance Model"). Our directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Our directors do not have the power to vote for their compensation, which is determined by a compensation committee elected by the General Meeting. Our directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

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

        In April 2007, our shareholders approved a reduction in our excess capital, preceded by a share capital increase through the incorporation of legal reserves. Upon the completion of these transactions, our share capital became equal to approximately 9% of our share capital prior to the transactions, and the legal reserve was reduced in accordance with the new share capital. We have also reduced our share capital through the implementation of our share buyback program, which was completed in December 2008. Upon completion of this program, our share capital became equal to approximately 79% of our share capital prior to the execution of the program, and as of December 31, 2010, our legal reserve was equal to approximately 25% of our share capital.

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

        As of December 31, 2010, the Board of Directors consisted of 20 directors. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected at the Annual General Shareholders' Meeting on March 27, 2009, and although its term expires on December 31, 2011, pursuant to Portuguese law, the members of the Board of Directors remain in office until new members are elected at the Annual General Shareholders' Meeting in early 2012. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a majority of the votes cast by holders of A shares is required to elect one-third of the directors, including the chairman of the board. Of the directors elected by holders of A shares, at least one or two must be appointed to the executive committee (depending on whether the executive committee is composed of five or seven directors). Moreover, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

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

        Additionally, the election of one-third of the directors, including the chairman of the Board of Directors, must be approved by the Portuguese Government, as the holder of all the A shares.

        In April 2006, the European Commission sent to the Portuguese Government a formal request to abandon the special rights the Portuguese government holds as sole owner of our A shares. The European Commission believed that the special powers granted to the Portuguese government through sole ownership of our A shares acted as a disincentive for investment by other EU member states in a manner that violated European Community Treaty rules. The Portuguese authorities took the position that these special rights were justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and on July 8, 2010, the said court ruled that the Portuguese Government's ownership of our A shares does not comply with the European rules on the free movement of capital. See "Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings."

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

Shareholders' Meetings

        Shareholders' meetings may be held at our registered office or, when the registered office does not have satisfactory conditions for the meeting, at another location within the Portuguese territory. Shareholders' meetings are called by publication of a notice on the Ministry of Justice's website (http://publicacoes.mj.pt), the website of the CMVM (www.cmvm.pt) and our website (www.telecom.pt). An annual shareholders' meeting must be held before the end of May and must be convened no later than 21 days prior to the meeting. At the annual shareholders' meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the board of directors, the Audit Committee (See "Item 10—Corporate Governance—New Corporate Governance Model") or shareholders holding at least 2% of share capital.

        In accordance with the Portuguese Securities Code, as recently amended, only shareholders who, at the record date (corresponding to 00:00 a.m. (GMT) of the 5th trading day prior to the date of the general meeting), hold shares that, under the law and the articles of association, entitle them to exercise at least one vote shall have the right to attend and vote at a shareholders' meeting. The exercise of participation and voting rights at a shareholders' meeting shall not be hindered by any transfer of shares at a time following the record date, nor does it depend on the blocking of such shares between the record date and the date of the shareholders' meeting.

        Shareholders may attend a shareholders' meeting in person or by proxy or to vote by courier or electronic means, in accordance with the procedures set out in each meeting's notice. Shareholders may appoint different representatives as to shares held in different securities accounts.

        Furthermore, any shareholder who, as a professional, holds shares in his own name but on behalf of his clients may vote in different directions with his shares, provided that all procedures therefor set out in the meeting's notice are complied with.

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

        In addition, following the entry into force of CMVM Regulation No. 5/2010, long financial positions in Portuguese listed companies shall now also be notified to the relevant company and the CMVM and disclosed to the market. The disclosure duty is triggered whenever a long position reaches or exceeds 2%, 5%, 10%, 15%, 20%, 25%, one third, 40%, 45%, one half, 55%, 60%, two thirds, 70%, 75%, 80%, 85% and 90% of the share capital and also when such position is reduced below any of these thresholds. Under such Regulation, the contracts or financial instruments with a financial effect similar to the holding of shares that do not autonomously give rise to the attribution of voting rights, held directly or by a third party in any of the situations set out in article 20 (1) of the Portuguese Securities Code, such as CFD's and cash-settled swaps, options, futures and forwards, are considered as long financial positions.

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

        The issuance of convertible bonds was approved at the General Meeting of Shareholders held in April 2010 and a proposal with the same purpose will be submitted to the Shareholders at the General Meeting to be held on May 6, 2011. The bonds may be issued pursuant to a resolution of the Board of Directors in accordance with the law, our articles of association, and the parameters set forth in the resolution of the General Meeting of Shareholders.

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

  •
  a one-tier model, with the board of directors as a management body (which, by contrast to the management body in a two-tier model, may delegate day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee) and the statutory audit board as a supervisory body; and

  •
  an altered "Anglo-Saxon" model, in which the board of directors (the management body) includes an audit committee, which is a corporate body composed of non-executive directors with supervisory functions. In this model, the board may also delegate the day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee;

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

  •
  requiring disclosure of qualifying holdings and long financial positions, as well as certain periodic information, including financial statements and an annual corporate governance report and measures to prevent market abuse (such as notifying the CMVM of transactions carried out by persons exercising management functions and related persons);

  •
  setting out additional rules concerning shareholders' rights and participation and voting rights in shareholders' meetings; and

  •
  establishing criminal and administrative sanctions for the breach of the material information regime, in particular providing for market abuse crimes (insider trading or abuse and market manipulation).

        In addition to these Codes, during 2010, Portugal Telecom, as an issuer of securities traded on the regulated market Euronext Lisbon, was also subject to Regulations and Recommendations issued by the CMVM, including the Regulation on Corporate Governance for Listed Companies, or Regulation No. 1/2010, and the CMVM Corporate Governance Code (the "Corporate Governance Code"), as amended and applicable in the 2010 financial year. Regulation No. 1/2010 primarily addresses the mandatory content of the annual corporate governance report and of a listed company's website, and disclosure of equity compensation plans. The Corporate Governance Code govern matters involving the general shareholders meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning general shareholders' meetings, anti-takeover provisions, the structure and powers of the management and supervisory corporate bodies, independence and incompatibility criteria applicable to the members of such corporate bodies, whistleblowing policies, remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body, committees with specific duties such as the follow-up of corporate governance issues and the selection and evaluation of directors, and matters concerning the investor relations department and transactions with significant shareholders.

        In fact, in response to the heightened worldwide focus on corporate governance in recent years, in January 2010 the CMVM approved a new Regulation on Corporate Governance for Listed Companies, which became effective on February 2, 2010, and a new Corporate Governance Code, which was applicable in the 2010 financial year. These new rules repealed Regulation No. 1/2007 and the previous CMVM Corporate Governance Code.

        Regulation No. 1/2010 has introduced two major amendments: (1) it allows issuers of shares admitted to trading on a regulated market to adopt a Corporate Governance Code other than the one issued by the CMVM, provided that such Code complies with the conditions described in the Regulation and (2) it requires listed companies to disclose the compensation paid to each of the members of their corporate bodies and requires further detail concerning the information to be disclosed by listed companies on the compensation of the members of their management and supervisory bodies.

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the Corporate Governance Code approved by the CMVM, a listed company is required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members corresponding to at least one-fourth of the entire Board. Moreover, Portuguese law does provide that the majority of the members of the Audit Committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the Audit Committee fulfill the legal requirements concerning incompatibilities and that at least one of the independent members satisfies legal requirements concerning expertise in auditing or accounting. The Corporate Governance Codes also provide that the Chairman of the Audit Committee should be independent. These principles are designed to strengthen the supervision of the audit function and to avoid conflicts of interest. Members of the Audit Committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal to or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms whether subsequent or not.

        The Audit Committee elected at the General Meeting of Shareholders on March 27, 2009, and still in office during the 2010 financial year, complied with the independence requirements under Portuguese law, and each member of the Audit Committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

        Under the CMVM's Corporate Governance Code, the Board of Directors, in the one-tier or Anglo-Saxon models, or the Supervisory Body, in the two-tier model, should create committees, including Corporate Governance and Evaluation Committees, in order to ensure that a competent and independent evaluation is made as to the performance of executive directors and other members of the board of directors. The current Corporate Governance Code further recommends that listed companies, in addition to those committees, create a Nominating Committee in order to ensure a timely identification of potential candidates with the high profile required for the performance of a director's duties.

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

  •
  verify whether the company's governance report disclosed each year includes all legally required data, as well as to express its agreement or disagreement as to the annual management report and accounts for the financial year; and

  •
  inform, discuss and analyze with the Board of Directors and the Executive Committee and advise, whenever it deems necessary, on situations resulting from the exercise of its powers.

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

  Committees Created by the Annual General Meeting of Shareholders

        Compensation Committee.    The Compensation Committee is elected at the General Meeting of Shareholders and is in charge of (1) establishing the compensation for members of our corporate bodies and (2) following up and evaluating the performance of our directors with reference to our business goals (without prejudice to the powers of the Evaluation Committee described below). The current members of the Compensation Committee are: Álvaro Pinto Correia (Chairman), Francisco Esteves de Carvalho and Francisco José Queiroz de Barros Lacerda. No member of the Compensation Committee may be a member of any corporate body or committee within the Company, and no member of the Compensation Committee may have any family connection to any member of the Board of Directors by way of marriage, kin or affinity in a direct line and up to and including the third degree.

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

        Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The Corporate Governance Code issued by the CMVM provides that the proposal submitted to the shareholders' meeting concerning the approval of plans for allotment of shares and/or regarding options for the acquisition of shares for members of the management body, the supervisory body and/or persons exercising management functions, as defined under Article 248-B, paragraph 3 of the Portuguese Securities Code, or any pension plans for these persons, include all details necessary for a correct evaluation of the plans. The full text of the plan's regulations or general conditions, as applicable, must be attached to the proposal. In addition, CMVM Regulation No. 1/2010 on corporate governance establishes a duty of listed companies to inform the CMVM of the approval of stock option plans within seven business days from the respective approval.

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

        As of December 31, 2010, the members of the corporate governance committee were Nuno Rocha de Almeida e Vasconcellos (chairman of the corporate governance committee), João Manuel de Mello Franco, Joaquim Aníbal Brito Freixial de Goes, Jorge Humberto Correia Tomé, Paulo José Lopes Varela, and Francisco Teixeira Pereira Soares.

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

        As of December 31, 2010, the members of the evaluation committee were Henrique Granadeiro (chairman of the evaluation committee), Zeinal Bava, João de Mello Franco, Francisco Pereira Soares, Joaquim Goes, Rafael Mora Funes and Jorge Tomé.

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

Material Contracts

Oi Agreements

        On January 26, 2011, we announced that we had entered into a series of agreements with Oi, Brazil's largest telecommunications group, to acquire a significant stake in that company. In connection with our agreements to establish a strategic partnership with Oi, we also agreed to merge Dedic and GPTI, our subsidiaries that provide call center and IS/IT services in Brazil, with Contax. Contax is currently controlled by the controlling shareholders of Oi, through CTX and Contax Participações. The Oi transaction closed on March 28, 2011. We also completed the acquisition of a 16.2% stake in CTX but have not yet completed the merger of Dedic and Contax, which is subject to the approval of our board of directors and shareholders and other conditions. Following the closing of the transaction, we hold a 25.3% econominc stake in Oi and we expect to hold a 44% economic stake in CTX (42.0% prior to the merger). We paid a total of R$8.4 billion (approximately € 3.8 million at the prevailing exchange rate as of December 31, 2010) in connection with these transactions.

        In connection with the establishment of our strategic partnership with Oi, we also entered into shareholders' agreements with Oi's controlling shareholders, pursuant to which we have obtained significant corporate governance rights. See "Item 4—Information on the Company—Our Businesses—Strategic Alliances—Strategic Partnership with Oi."

Vivo Agreement

        On July 28, 2010, we signed an agreement with Telefónica for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel we owned. Brasilcel owned approximately 60% of the total share capital of Vivo. The acquisition price of such capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million due on October 31, 2011 (though we may request that this final payment be made on July 29, 2011, in which case this final payment, and correspondingly, the total price of the acquisition, would be reduced by €25 million). The agreement also provided for certain other commercial arrangements between Telefónica and Portugal Telecom which were subsequently rendered inapplicable. Upon closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

UOL Agreement

        On December 29, 2010, we reached an agreement for the sale of our 28.78% stake in UOL, Brazil's largest internet provider by revenue to a Brazilian businessman. The total consideration for the sale was R$356 million (€161 million as of December 31, 2010). The transaction closed on January 27, 2011.

Transfer of Regulated Pension Plans

        On December 2, 2010, we reached an agreement with the Portuguese Government for the transfer to Caixa Geral de Aposentações, the Portuguese institution responsible for managing post retirement benefits for civil servants, of the pension liabilities that were guaranteed by PT Comunicações relating to a portion of its active and former employees, as well as the pension fund assets associated with those liabilities. This agreement is described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits." The agreement is reflected in a decree-law of the Portuguese Government rather than in a contract.

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

  •
  €1 billion Eurobond.  In April 2009, we issued a €1 billion Eurobond, with a maturity of four years at an interest rate of 6.0% per annum. We used the proceeds to finance our Pay-TV strategy and to provide additional financial flexibility by reducing our use of commercial paper and standby lines.

  •
  €250 million fixed rate notes.  In July 2009, we issued €250 million fixed rate notes due 2017 through a private placement.

  •
  €750 million Eurobond.  In November 2009, we issued €750.0 million in fixed rate notes under our global medium term note program at an interest rate of 5.0%, maturing in 2019.

        In 2011, through PT International Finance B.V., we issued €600 million in fixed rate notes at an interest rate of 5.625%, maturing in 2016.

        On March 25, 2011, we announced that we had entered into a new €900 million revolving credit facility maturing in 2014. The facility was increased to €1,050 million on April 12, 2011 and to €1,200 million on April 13, 2011.

        See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments and Repayment and Refinancing of Indebtedness" for more information about this indebtedness.

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

Dividends

        Portuguese Taxation.    The general rate of withholding tax on dividends in Portugal is currently 21.5% for both Portuguese residents and non-residents. Dividends placed at the disposal in bank omnibus accounts (except where the identity of the effective beneficiary is disclosed) are subject to withholding tax at a rate of 30%.

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, Portugal Telecom must have confirmation that each shareholder is eligible for the benefits of the Tax Treaty. A specific form (Form 21-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Banco Espírito Santo, the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders. If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the 21.5% rate. If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the 6.5% excess Portuguese withholding tax to you. However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 6.5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the last day of the year when the dividends were made available.

        If you are a trust holding ADSs or ordinary shares, you should be aware that, under a guidance note issued by the Portuguese tax authorities, in order to benefit from the Tax Treaty provisions, in addition to the above-mentioned forms, you should be able to prove that:

  •
  You are the beneficial owner of the dividends; and

  •
  You are entitled to the benefits of the Tax Treaty under the limitations of benefit provisions contained in Article 17 of the Tax Treaty and in paragraph 3 of the Protocol attached to it.

        If you are an investment or pension fund holding ADSs or ordinary shares, you should be aware that, under the same guidance note issued by the Portuguese tax authorities, in addition to the above-mentioned forms, you should be able to prove that:

  •
  You are a "person" for the purposes of the Tax Treaty;

  •
  You are liable for tax in the United States (i.e. you are not treated as a pass-through entity), regardless of the tax treatment that may occur at the level of the unitholders/shareholders; and

  •
  You are the beneficial owner of the dividends.

        Although this is not demanded by law, the Portuguese tax authorities understanding is that the compliance with requirement described in the second bullet point above should be certified by the U.S. Internal Revenue Service, under a form or any other means specifically issued for these purposes.

        Although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 6.5% excess Portuguese withholding tax even if you fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

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

        Dividends paid to a non-corporate U.S. Holder in taxable years beginning on or before December 31, 2012 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). In addition, the U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a "passive foreign investment company," the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the 15% rate and the related restrictions and special rules.

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

        U.S. Federal Income Taxation.    Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder's tax basis in the ordinary shares or ADSs. Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be a capital gain or loss and generally will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year. Net capital gain of a non-corporate U.S. Holder that is recognized from the sale of ordinary shares or ADSs in taxable years beginning on or before December 31, 2012 is generally taxed at a maximum rate of 15% where the holder has a holding period of more than one year. The deductibility of capital losses is subject to limitations.

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

U.S. Information Reporting and Back-up Withholding

        In general, U.S. information reporting will apply with respect to dividends paid on or proceeds of the sale or other disposition of an ordinary share or ADS that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside the U.S.), unless the U.S. Holder establishes a basis for exemption. A back-up withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Any amounts withheld under the back-up withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

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

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. As of December 31, 2010, the total notional amount of our Euro interest rate swaps was €230.3 million.

        As of December 31, 2010, taking into account interest rate swaps, approximately 91% of our total indebtedness carried fixed interest rates, compared to 80% at the end of 2009. This increase in the weight of fixed rate indebtedness was primarily due to the sale of our interest in Vivo, as most of Vivo's indebtedness was at floating rates at the end of 2009.

        The floating rate component of our total indebtedness is mainly subject to fluctuations in Euribor and EIB rates. The interest rates on EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. EIB floating rates remained close to Euribor flat rates during 2010. The floating interest rates on EIB loans have been swapped into fixed rates in previous years, using Euro interest rate swaps.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt. We are exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt. Following the disposal of Vivo, as of December 31, 2010, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil was not significant. For the year ended December 31, 2011 and future periods, our exposure to the Brazilian Real will again be significant because of our investment in Oi completed on March 28, 2011. In addition, these figures do not reflect our strategic partnership with Oi, which we entered into after December 31, 2010.

        We have maintained our policy of preventing significant exposure to exchange rate risk regarding long-term debt.

        Our total net exposure to the U.S. dollar, including our indebtedness, cash and derivatives, amounted to US$10.8 million as of December 31, 2010, compared to US$3.3 million as of December 31, 2009.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2010, corresponding to an average price per share of €8.63. These equity swaps had maturities of twelve months as of December 31, 2010.

Tabular Information on Market Risk Sensitive Instruments

        The following tables provide information about our debt and derivative instruments as of December 31, 2010 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account related derivatives entered into with the purpose of hedging debt's interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2010.

        The two final tables present additional information about all derivative contracts we have entered into.

        In addition to these tables, Note 42 to our audited consolidated financial statements, which is incorporated herein by reference, includes sensitivity analysis disclosure relating to instruments subject to interest rate risk and exchange rate risk.

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		61	50	39	25	25	201	401	372
Average Interest Rate		3.54%	3.44%	3.30%	3.16%	3.11%	3.02%	3.28%
EIB Loans (€) with related interest rate swaps		42	42	36	36	—	—	156	153
Average Interest Rate		2.73%	2.67%	2.55%	2.55%	—	—	2.66%
Total EIB Fixed Rate Loans		103	92	74	61	25	201	557	525

Non-EIB Fixed Rate Loans
Bonds (€)	(2)	—	1,287	998	—	—	2,041	4,326	4,236
Average Interest Rate		4.76%	4.76%	5.20%	4.80%	4.80%	4.80%	4.85%
Exchangeable Bonds (€)	(2)(3)	—	—	—	714			714	751
Average Interest Rate		4.13%	4.13%	4.13%	4.13%			4.13%
Loans (€)		11	10	10	6	—	—	37	37
Average Interest Rate		3.30%	3.28%	3.27%	3.25%	—	—	3.28%
Other financings (€)		467	454	—	—	—	—	922	920
Average Interest Rate		2.94%	3.25%	—	—	—	—	3.04%
Total Non-EIB Fixed Rate Loans		478	1,752	1,008	720	—	2,041	5,998	5,943

Total Fixed Rate Debt		581	1,844	1,082	781	25	2,242	6,556	6,468

Floating Rate Debt
EIB Floating Rate Loans
Loans (US$) with related €/US$ swaps		10	—	—	—	—	—	10	10
Average Interest Spread—ref. Euribor		0.42%	—	—	—	—	—	0.42%
Total EIB Floating Rate Loans		10	0	0	0		0	10	10

Non-EIB Floating Rate Loans
Floating Rate Notes	(2)	—	—	50	—	—	—	50	49
Average Spread—ref. Euribor		1.50%	1.50%	1.50%	—	—	—	1.50%
Loans (€)		21	11	9	8	2	—	51	51
Average Interest Rate		3.25%	3.25%	3.25%	3.25%	3.25%	—	3.25%
Loans (€)		141	150	20	20	10	—	341	337
Average Spread—ref. Euribor		0.78%	0.61%	1.40%	1.40%	1.40%	—	0.82%
Equity Swaps on Own Shares (€)		178	—	—	—	—	—	178	178
Average Spread—ref. Euribor		1.20%	—	—	—	—	—	1.20%
Loans (US$)		13	—	—	—	—	—	13	13
Average Spread—ref. USD Libor		0.38%	—	—	—	—	—	0.38%
Loans (R$)		7	—	—	—	—	—	7	7
Average Spread—ref. CDI		3.78%	—	—	—	—	—	3.78%
Loans (Other currencies)		0	—	—	—	—	—	0	0
Total Non-EIB Floating Rate Loans		361	161	79	28	12	0	641	636

Total Floating Rate Debt		371	161	79	28	12	0	651	646

Total Debt		952	2,005	1,161	810	37	2,242	7,206	7,114

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

Derivatives Sensitivity to Interest Rate Risk
(€ million)
Expected Maturity Date(1)

	2011	2012	2013	2014	2015	Thereafter	Fair Value
Fixed Rate Payer
Pay fixed Euro, receive floating Euro swaps	180	178	126	86	50	50	(3)
Average Rate Paid	2.93%	2.91%	2.79%	2.83%	3.16%	3.16%
Average Spread Received—ref. Euribor	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Floating Rate Payer
Pay floating Euro, receive floating U.S. dollar swaps	8	—	—	—	—	—	(2)
Average Spread Paid—ref. Euribor	0.25%	—	—	—	—	—
Average Spread Received—ref. US$ Libor	0.00%	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	Notes	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value(1)
Exposure to the Euro/Brazilian Real exchange rate
Loans (BR$)		7	—	—	—	—	—	7	7
Average Spread—ref. CDI		3.78%	—	—	—	—	—	3.78%
Exposure to the Euro/US Dollar exchange rate
Loans (US$)		13	—	—	—	—	—	13	13
Average Spread—ref. USD Libor		0.38%	—	—	—	—	—	0.38%
Exposure to other currencies exchange rates
Loans (Other currencies)		0	—	—	—	—	—	0	0

(1)
Includes fair value of debt and related swaps.

Derivatives Sensitivity to Exchange Rate Risk
(€ million)
Expected Maturity Date(1)

	2011	2012	2013	2014	2015	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate
Pay floating Euro, receive floating U.S. dollar swaps	8	—	—	—	—	—	(2)
Average €/US$ exchange rate	1.07	—	—	—	—	—
Exposure to the US Dollar/Namibian Dollar exchange rate
Pay Namibian Dollar, receive US Dollar	10	—	—	—	—	—	(1)
Average exchange rate	7.49	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end. The derivatives instruments were entered into primarily to hedge exchange rate risk resulting from non-local currency-denominated commitments.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2011	2012	2013	2014	2015	Thereafter	Fair Value
Equity Derivatives
Equity Swaps on Own Shares	(2)	178	—	—	—		—	(10)
Average Initial Price		8.63	—	—	—		—

(1)
All amounts refer to the notional amounts of derivatives at the beginning of each period.

(2)
This instrument was contracted in previous years and is accounted for as debt on our balance sheet.

Fair Value of Derivative Agreements in 2010(1)
(€ million)

Fair value of contracts outstanding at December 31, 2009	(9.8)
Fair value adjustments:
Income	(2.2)
Reserves	0.1
Additions and Cancellations	5.8
Foreign currency translation adjustments and other	(0.1)
Fair value of contracts outstanding at December 31, 2010	(6.2)

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

Fair Value of Derivatives Contracts in 2010(1)
(€ million)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1-3 years	4-5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	0.0	0.0	0.0	0.0	0.0
Prices provided by other external sources	(3.1)	(3.1)	0.0	0.0	(6.2)
Prices based on models and other valuation methods	0.0	0.0	0.0	0.0	0.0

Total	(3.1)	(3.1)	0.0	0.0	(6.2)

(1)
Not including equity derivatives, as these instruments are accounted for as debt on our balance sheet.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        The following table sets for the fees and charges that a holder of Portugal Telecom ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of January 12, 2009 (the "Deposit Agreement"), with The Bank of New York Mellon, as depositary, in connection with our ADR program:

Fee and Reimbursement Provisions
Fee or Charge:		Relating to:
1.	Taxes and other governmental charges

2.	Registration fees as may be in effect for the registration of transfers of common shares underlying the ADRs on the share register of our company or the Portuguese Central de Valores Mobiliários	The transfer of common shares underlying ADRs to or from the name of the depositary or its nominee or Banco Espirito Santo, as custodian for the depositary, or its nominee on the making of deposits or withdrawals under the Deposit Agreement

3.	Cable, telex and facsimile transmission expenses expressly provided under the Deposit Agreement

4.	Expenses incurred by the depositary in the conversion of foreign currency	Amounts in Euros received by way of dividends or other distributions or the net proceeds from the sale of securities, property or other rights in respect of ADRs

5.	U.S.$5.00 or less per 100 American Depositary Shares ("ADSs") (or portion thereof)	The execution and delivery of ADRs and the surrender of ADRs, or the distribution of the proceeds of the sale of rights

6.	U.S.$0.02 or less per ADS (or portion thereof)	Any dividend or other cash distributions made pursuant to the Deposit Agreement

7.	U.S.$0.02 or less per ADS (or portion thereof) per year	Depositary services

8.	Payment of any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

        The dividend fee and depositary services fee described in rows 6 and 7 are a common practice among ADR programs. The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary's discretion, be billed to the holders of ADRs or deducted from one or more cash dividends or other cash distributions. In addition, the fee on dividends described in row 6 above, to the extent it is charged, is generally deducted from the dividends. In the year ended December 31, 2010, the fee on dividends was deducted from the dividends paid to ADR holders on

May 14, 2010 but not from the extraordinary dividends paid on December 23, 2010. No annual fee for depositary services was charged to ADR holders in 2010.

        In the year ended December 31, 2010, pursuant to a letter agreement between our company and the depositary, the depositary reimbursed us for an aggregate amount equal to approximately U.S.$1.0 million. Included in this amount were (1) payments of approximately U.S.$91,500 on July 27, 2010 for costs relating to the participation of ADR holders at a shareholders' meeting, including printing and mailing costs, (2) payments of approximately U.S.$78,600 on September 15, 2010 for costs relating to the participation of ADR holders at a shareholders' meeting, including printing and mailing costs and (3) payments of approximately $34,200 on September 23, 2010 and U.S.$820,300 on October 1, 2010, primarily for listing-related expenses, audit-related costs and capital markets activities.

        A form of the Deposit Agreement is filed as Exhibit 2.1 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

 PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2010. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2010, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

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

        In 2009, we modified our Code of Ethics for all employees and our Code of Ethics applicable to financial officers in a manner consistent with the modifications to our policy on related party transactions described in "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Related Party Transactions Policies." Under our Code of Ethics for all employees, whenever an employee is called upon to participate in decision processes that involve organizations with which they work or have worked or that involve people who are or have been connected to them by ties of kinship, they must inform their superiors of those connections. In addition, under our Code of Ethics applicable to financial officers, all senior financial officers are required to inform the Chairman of our Audit Committee of any family relationship to the second degree with people who are exercising external audit functions for the Portugal Telecom Group and of any relevant facts that may, directly or indirectly, give rise to a real or potential conflict of interest. In particular, these officers are required to inform the General Secretary of the Portugal Telecom Group of any position in any company outside the Portugal Telecom Group, non-profit organization or public institution.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2009 and 2010, the remuneration of our independent auditors was as follows.

	2009		2010
	€	%	€	%
Audit Fees	1,667,480	69%	1,912,974	78%
Audit-Related Fees(1)	227,532	9%	193,420	8%
Tax Fees(2)	181,417	8%	143,000	6%
Other Fees(3)	340,621	14%	200,216	8%

Total	2,417,050	100%	2,449,610	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with mergers and acquisitions and (ii) confort letters issued under our debt programs.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
The caption "Other Fees" is related to (x) with respect to 2010, (i) consulting services relating to operational processes in respect of health care benefits and obligations, as well as (ii) training regarding new accounting rules, and (y) with respect to 2009, (i) support in the compilation of real estate information and (ii) training regarding new accounting rules.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2010, we had outstanding equity swaps with respect to 20,640,000 of our own shares in connection with the share buyback program we announced in April 2005. We did not acquire any shares under our 2005 share buyback program in 2010. Under our 2005 share buyback program, we have the ability to settle the outstanding equity swaps and acquire legal ownership of these shares at any time. Other than these outstanding equity swaps, our 2005 share buyback program has been suspended.

        During 2010, we did not acquire any treasury shares or enter into new equity swaps. Accordingly, the tabular presentation contemplated by Item 16E is omitted for the year ended December 31, 2010.

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

        The information set forth in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards" is incorporated herein by reference.

PART III

ITEM 17—FINANCIAL STATEMENTS

        See "Item 18—Financial Statements."

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 16, 2010 (File No. 001-13758).
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
2.16
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 6.00% Notes due 2013, dated April 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and Citigroup Global Markets Limited, incorporated by reference to Exhibit 2.16 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 16, 2010 (File No. 001-13758).
2.17
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €750,000,000 5.00% Notes due 2019, dated October 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Totta, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and UBS Limited, incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 16, 2010 (File No. 001-13758).
2.18
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €600,000,000 5.625% Notes due 2016, dated February 8, 2011, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Bank of America Merrill Lynch, Barclays Capital, BES Investimento, Caixa BI, Citigroup and Credit Suisse.

Exhibit Number	Description
4.1	Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.2
Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.3
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese Government, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.4
Form of Management Agreement entered into with certain members of the Executive Committee, incorporated by reference to Exhibit (e) to the Statement on Schedule 14D-9 filed with the Commission on January 18, 2007 (File No. 005-79679).
4.5
Summary of the Agreement for the Purchase and Sale of Shares of Brasilcel, N.V., dated July 28, 2010, among Telefónica, S.A., Portugal Telecom, SGPS, S.A. and PT Móveis — Serviços de Telecomunicaçoes, SGPS, S.A.
4.6
Shareholders' Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).
4.7
Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011).
4.8
Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009).

Exhibit Number	Description
4.9	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011).
4.10
Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation).
4.11
Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English Translation).
4.12
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., Portugal Telecom, SGPS S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A.
4.13
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Pasa Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A.
4.14
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF TEL S.A. and Portugal Telecom, SGPS S.A.
4.15
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of EDSP75 Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., EDSP75 Participações S.A., La Fonte Telecom S.A. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., and LF TEL S.A.
4.16
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, Fundação Petrobras de Seguridade Social—Petros, Fundação dos Economiários Federais—Funcef, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A.

Exhibit Number	Description
4.17	English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among BNDES Participações S.A.—BNDESPar, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A.
4.18
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF TEL S.A., Fundação Atlântico de Seguridade Social, Bratel Brasil S.A., Telemar Participações S.A. and, as intervening party, Portugal Telecom, SGPS S.A.
4.19
English Language Summary of the Material Provisions of the Commitment to Purchase and Sell Shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A, dated as of January 25, 2011, among Bratel Brasil S.A., Telemar Participações S.A., Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. and, as intervening party, Portugal Telecom, SGPS S.A.
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

Date: May 6, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statements of financial position of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2010 and 2009 and as of January 1, 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2010, 2009 and as of January 1, 2009 and the consolidated results of their operations, and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

        As discussed in Notes 4 and 20 to the consolidated financial statements, the Company has changed in 2010 its method of accounting for concession arrangements due to the adoption of the IFRIC 12 Service Concession Arrangements and has recorded the results of the operation and cash flows of its investment in Vivo, S.A. as discontinued operations following the agreement reached with Telefonica, S.A. for its disposal. Accordingly, the consolidated financial statements for the years ended December 31, 2009 and 2008 were restated. The information relating to the nature and effect of such changes in its method of accounting and discontinued operations is presented in such notes to the consolidated financial statements of the Company.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 6, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Lisbon, May 6, 2011

/S/ JOÃO LUÍS FALUA COSTA DA SILVA Deloitte & Associados, SROC S.A.

Represented by João Luís Falua Costa da Silva

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of the Company as of and for the year ended December 31, 2010 and our report dated May 6, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph stating that the Company has changed in 2010 its method of accounting for concession arrangements due to the adoption of the IFRIC 12 Service Concession Arrangements and has recorded the results of the operation and cash flow of its investment in Vivo, S.A. as discontinued operations following the agreement reached with Telefonica, S.A. for its disposal and accordingly, the Company has restated its consolidated financial statements for the years ended December 31, 2009 and 2008.

Lisbon, May 6, 2011

/S/ JOÃO LUÍS FALUA COSTA DA SILVA Deloitte & Associados, SROC S.A.

Represented by João Luís Falua Costa da Silva

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

Euro

	Notes	2010	2009 (restated)	2008 (restated)
CONTINUING OPERATIONS
REVENUES
Services rendered	6	3,516,023,963	3,491,970,083	3,503,372,062
Sales	6	165,615,850	197,167,935	217,715,279
Other revenues	6	60,614,025	44,266,786	40,107,789

	6	3,742,253,838	3,733,404,804	3,761,195,130

COSTS, LOSSES AND (INCOME)
Wages and salaries	8	637,115,622	546,689,537	489,427,809
Direct costs	9	547,559,101	522,353,576	520,813,168
Costs of products sold	10	179,893,915	207,256,041	244,763,139
Marketing and publicity		81,096,858	78,608,913	87,875,463
Supplies and external services	11	724,519,676	733,310,901	695,635,262
Indirect taxes	13	45,418,246	57,816,564	45,932,970
Provisions and adjustments	39	34,951,944	30,505,493	28,960,873
Depreciation and amortisation	33 and 34	758,567,813	716,851,789	647,458,683
Net post retirement benefits costs	14	38,209,838	89,630,520	44,759,000
Curtailment and settlement costs	14	145,513,252	14,804,659	99,955,165
Gains on disposal of fixed assets, net		(5,542,839)	(1,955,803)	(18,259,719)
Other costs, net	15	141,194,008	45,609,985	22,559,957

		3,328,497,434	3,041,482,175	2,909,881,770

Income before financial results and taxes		413,756,404	691,922,629	851,313,360
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	185,044,935	227,491,155	205,421,137
Net foreign currency exchange losses		6,814,213	212,867	(3,595,745)
Net gains on financial assets and other investments	17	(1,860,287)	(8,067,568)	(12,102,127)
Equity in earnings of associated companies, net	31	(141,709,104)	(456,043,545)	(170,975,397)
Net other financial losses	18	33,300,530	35,715,551	13,670,186

		81,590,287	(200,691,540)	32,418,054

Income before taxes		332,166,117	892,614,169	818,895,306
Income taxes	19	77,525,848	185,890,157	204,759,627
Net income from continuing operations		254,640,269	706,724,012	614,135,679
DISCONTINUED OPERATIONS
Net income from discontinued operations	20	5,565,426,533	82,462,164	81,686,075

NET INCOME		5,820,066,802	789,186,176	695,821,754

Attributable to non-controlling interests	21	147,871,835	104,452,033	119,721,635
Attributable to equity holders of the parent	23	5,672,194,967	684,734,143	576,100,119
Earnings per share
Basic	23	6.48	0.78	0.64
Diluted	23	6.06	0.76	0.62
Earnings per share from continuing operations
Basic	23	0.19	0.74	0.59
Diluted	23	0.19	0.72	0.58

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

Euro

	Notes	2010	2009 (restated)	2008 (restated)
Income and expenses recognised directly in shareholders' equity
Foreign currency translation adjustments
Translation of foreign operations(i)		433,946,646	942,188,037	(764,998,457)
Transferred to profit and loss(ii)		(1,166,099,952)	(21,603,864)	—
Post retirement benefits
Net actuarial gains (losses)	14	(450,674,906)	164,773,415	(594,809,172)
Tax effect(iii)	19	85,748,128	(43,664,955)	157,624,431
Hedge accounting of financial instruments
Change in fair value		(3,791,679)	(2,407,036)	(1,238,300)
Transferred to profit and loss	42	3,859,739	1,633,364	(44,646)
Tax effect	19	(18,037)	205,023	339,983
Other expenses recognised directly in shareholders' equity, net		(11,283,072)	(5,901,102)	(3,943,124)

		(1,108,313,133)	1,035,222,882	(1,207,069,285)

Reserves recognised directly in shareholders' equity
Revaluation of real estate and of the wireline's ducts infrastructure	34	—	—	1,075,033,022
Reassessement of the deferred tax liability related to
the revaluation of assets(iv)	19	14,181,908	12,116,738	(284,346,234)

		14,181,908	12,116,738	790,686,788

Total earnings and reserves recognised directly in shareholders' equity		(1,094,131,225)	1,047,339,620	(416,382,497)
Income recognised in the income statement		5,820,066,802	789,186,176	695,821,754

Total income recognised		4,725,935,577	1,836,525,796	279,439,257

Attributable to non-controlling interests		257,155,531	350,255,756	(50,376,301)
Attributable to equity holders of the parent		4,468,780,046	1,486,270,040	329,815,558

(i)
Gains recorded in the years ended 31 December 2010 and 2009 are mainly related to the appreciation of the Brazilian Real against the Euro, including primarily gains regarding Portugal Telecom's investment in Brasilcel amounting to Euro 337 million in 2010, up to the date of sale, and Euro 882 million in 2009. Losses recorded in the year ended 31 December 2008 are primarily related to the depreciation of the Brazilian Real against the Euro.

(ii)
In 2010, this caption includes an amount of Euro 1,134,159,099 (Note 20) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in Brasilcel, which was reclassified to profit and loss upon the disposal of this investment in September 2010 (Note 1). In addition, this caption includes the amounts of Euro 31,940,853 and Euro 21,603,864 in 2010 and 2009 (Note 20), respectively, resulting from the transfer of a portion of accumulated foreign currency translation adjustments related to the investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company prior to its disposal.

(iii)
This caption includes the tax effect related to the net actuarial losses and gains recorded in the years ended 31 December 2010, 2009 and 2008, respectively, and a loss of Euro 26,924,481 recognised in 2010 resulting from a reduction on the applicable tax rate from 26.5% to 25.0%, occurred during the year 2010.

(iv)
In 2010, this caption corresponds to the impact on deferred tax liabilities resulting from a reduction on the applicable tax rate. In 2009, following the decision to transfer certain real estate assets to the pension funds, and in accordance with IAS 12 Income Taxes, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amount of these assets.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2010 AND 2009 AND 1 JANUARY 2009

Euro

	Notes	31 Dec 2010	31 Dec 2009 (restated)	1 Jan 2009 (restated)
ASSETS
Current Assets
Cash and cash equivalents		4,764,732,734	1,449,516,549	1,010,655,198
Short-term investments	24	341,772,444	26,867,252	52,933,160
Accounts receivable—trade	25	1,054,028,600	1,398,864,344	1,244,602,525
Accounts receivable—other	26	2,330,095,617	169,707,724	201,884,374
Inventories	27	101,515,755	239,877,325	297,382,098
Taxes receivable	28	37,545,321	254,765,524	317,865,624
Prepaid expenses	29	39,617,800	137,262,528	131,470,086
Other current assets	30	25,647,001	22,191,369	60,188,716
Non-current assets held for sale	31	160,448,046	—	—

Total current assets		8,855,403,318	3,699,052,615	3,316,981,781

Non-Current Assets
Accounts receivable—trade		1,451,332	2,594,779	3,384,632
Accounts receivable—other	26	17,661,730	8,845,235	4,856,624
Taxes receivable	28	267,622	196,429,460	140,771,497
Investments in group companies	31	361,517,602	597,210,048	613,179,099
Other investments	32	17,680,614	16,885,925	21,111,478
Intangible assets	33	1,111,692,584	4,074,303,198	3,486,237,730
Tangible assets	34	3,874,613,414	4,843,868,200	4,621,486,868
Post retirement benefits	14	1,927,991	67,588,596	1,557,026
Deferred taxes	19	653,075,198	1,019,511,128	1,032,723,979
Other non-current assets	30	274,640,756	314,203,554	478,954,057

Total non-current assets		6,314,528,843	11,141,440,123	10,404,262,990

Total assets		15,169,932,161	14,840,492,738	13,721,244,771

LIABILITIES
Current Liabilities
Short-term debt	35	951,921,279	494,531,900	2,254,666,256
Accounts payable	36	711,489,295	1,335,127,377	1,372,302,781
Accrued expenses	37	558,974,927	636,891,386	647,156,746
Deferred income	38	287,808,093	417,777,933	362,622,368
Taxes payable	28	57,410,840	293,891,365	337,641,837
Provisions	39	87,683,131	77,815,865	72,214,080
Other current liabilities	40	28,391,592	142,370,844	107,020,445

Total current liabilities		2,683,679,157	3,398,406,670	5,153,624,513

Non-Current Liabilities
Medium and long-term debt	35	6,254,380,288	6,551,516,128	4,441,190,114
Taxes payable	28	3,805,301	59,217,420	38,730,319
Provisions	39	40,947,202	102,629,790	96,806,426
Post retirement benefits	14	968,792,596	1,558,341,521	1,836,850,906
Deferred taxes	19	311,597,337	483,112,334	462,192,770
Other non-current liabilities	40	297,585,145	299,822,417	495,612,901

Total non-current liabilities		7,877,107,869	9,054,639,610	7,371,383,436

Total liabilities		10,560,787,026	12,453,046,280	12,525,007,949

SHAREHOLDERS' EQUITY
Share capital	41	26,895,375	26,895,375	26,895,375
Treasury shares	41	(178,071,827)	(178,071,827)	(178,071,827)
Legal reserve	41	6,773,139	6,773,139	6,773,139
Reserve for treasury shares	41	6,970,320	6,970,320	6,970,320
Revaluation reserve	41	693,283,402	722,108,135	790,686,788
Other reserves and accumulated earnings	41	3,836,598,153	733,636,104	(421,227,368)

Equity excluding non-controlling interests		4,392,448,562	1,318,311,246	232,026,427
Non-controlling interests	21	216,696,573	1,069,135,212	964,210,395

Total equity		4,609,145,135	2,387,446,458	1,196,236,822

Total liabilities and shareholders' equity		15,169,932,161	14,840,492,738	13,721,244,771

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non-controlling interests (Note 21)	Total equity
Balance as at 1 January 2009, as restated	26,895,375	(178,071,827)	6,773,139	6,970,320	790,686,788	(421,227,368)	232,026,427	964,210,395	1,196,236,822
Dividends (Note 22)	—	—	—	—	—	(503,626,688)	(503,626,688)	(154,046,696)	(657,673,384)
Corporate reestructuring at Vivo (Note 21)	—	—	—	—	—	103,641,467	103,641,467	(103,641,467)	—
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	12,357,224	12,357,224
Reassessement of the deferred tax liability related
to the revaluation of assets (Nota 19)	—	—	—	—	12,116,738	—	12,116,738	—	12,116,738
Income recognized directly in equity	—	—	—	—	(80,695,391)	870,114,550	789,419,159	245,803,723	1,035,222,882
Income recognized in the income statement	—	—	—	—		684,734,143	684,734,143	104,452,033	789,186,176

Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends (Note 22)	—	—	—	—	—	(503,626,688)	(503,626,688)	(61,483,720)	(565,110,408)
Antecipated dividends (Note 22)						(875,872,500)	(875,872,500)	—	(875,872,500)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	(1,048,110,450)	(1,048,110,450)
Tax effect on equity component of exchangeable bonds (Note 19)	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Income recognized directly in equity	—	—	—	—	(28,824,733)	(1,203,414,921)	(1,203,414,921)	109,283,696	(1,094,131,225)
Income recognized in the income statement	—	—	—	—	—	5,672,194,967	5,672,194,967	147,871,835	5,820,066,802

Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

Euro

	Notes	2010	2009 (restated)	2008 (restated)
OPERATING ACTIVITIES
Collections from clients		4,217,884,234	4,420,355,013	4,558,795,842
Payments to suppliers		(2,142,344,825)	(2,161,661,096)	(2,040,431,583)
Payments to employees		(657,641,753)	(569,386,059)	(529,753,870)
Payments relating to income taxes	44.a	(63,765,524)	(137,817,013)	(231,197,643)
Payments relating to post retirement benefits	14	(235,179,099)	(251,165,791)	(196,801,097)
Payments relating to indirect taxes and other	44.b	(215,112,767)	(219,102,436)	(369,973,442)

Cash flows from operating activities from continuing operations		903,840,266	1,081,222,618	1,190,638,207
Cash flows from operating activities from discontinued operations	20	603,033,383	846,239,725	638,227,244

Cash flows from operating activities(1)		1,506,873,649	1,927,462,343	1,828,865,451

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	44.c	6,602,876	13,247,144	3,780,376,156
Financial investments	44.d	4,443,356	401,981,890	32,380,948
Tangible and intangible assets		34,181,595	11,705,679	40,785,288
Interest and related income		85,588,733	31,556,900	47,427,793
Dividends	44.e	54,102,740	140,164,156	19,175,607
Other investing activities		510,002	715,777	2,177,393

		185,429,302	599,371,546	3,922,323,185

Payments resulting from:
Short-term financial applications	44.c	(326,770,774)	(42,885)	(2,649,323,795)
Financial investments		(3,654,405)	(10,614,560)	(2,397,794)
Tangible and intangible assets		(1,154,806,237)	(885,487,229)	(660,448,339)
Other investing activities		(1,413,736)	(30,826)	(6,590,543)

		(1,486,645,152)	(896,175,500)	(3,318,760,471)

Cash flows from investing activities related to continuing operations		(1,301,215,850)	(296,803,954)	603,562,714
Cash flows from investing activities related to discontinued operations	20	5,373,608,488	(300,985,354)	(712,292,234)

Cash flows from investing activities(2)		4,072,392,638	(597,789,308)	(108,729,520)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	44.f	21,541,252,607	27,798,185,802	37,267,708,456
Subsidies		1,774,045	949,426	1,044,517
Other financing activities		245,539	3,497	230,322

		21,543,272,191	27,799,138,725	37,268,983,295

Payments resulting from:
Loans repaid	44.f	(21,341,949,798)	(27,296,531,977)	(36,753,743,247)
Interest and related expenses		(312,643,855)	(242,591,278)	(248,761,587)
Dividends	44.g	(1,451,951,875)	(535,501,741)	(565,885,205)
Acquisition of treasury shares	44.h	—	—	(1,049,745,618)
Other financing activities	44.i	(7,904,034)	(43,684,894)	(937,581)

		(23,114,449,562)	(28,118,309,890)	(38,619,073,238)

Cash flows from financing activities related to continuing operations		(1,571,177,371)	(319,171,165)	(1,350,089,943)
Cash flows from financing activities related to discontinued operations	20	(357,879,144)	(678,167,757)	66,298,463

Cash flows from financing activities(3)		(1,929,056,515)	(997,338,922)	(1,283,791,480)

Cash and cash equivalents at the beginning of the period		1,449,516,549	1,010,655,198	664,642,854
Change in cash and cash equivalents(4)=(1)+(2)+(3)		3,650,209,772	332,334,113	436,344,451
Effect of exchange differences		47,474,641	106,527,238	(90,332,107)
Cash and cash equivalentes of discontinued operations as of the disposal date		(382,468,228)	—	—

Cash and cash equivalents at the end of the period		4,764,732,734	1,449,516,549	1,010,655,198

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

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

        The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad.

        In Portugal, fixed line services are rendered by PT Comunicações, SA ("PT Comunicações"), under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network"). In addition, PT Comunicações also renders Pay-TV services branded Meo, through IPTV, FTTH and DTH platforms, and ISP services to residential and small and medium size companies.

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

        In Africa, the group renders fixed, mobile and other telecommunication related services essentially through Africatel Holding BV ("Africatel"). Services are currently being provided in Angola, Namibia, Mozambique, Kenya, Cabo Verde and São Tomé, among other countries.

        On 26 January 2011, as explained in more detail in Note 47, Portugal Telecom entered into purchase, subscription and shareholders agreements with Oi and its controlling shareholders, under which Portugal Telecom expects to obtain a minimum direct and indirect economic stake of 22.38% in Oi with a maximum cash disbursement of R$ 8.32 billion (approximately Euro 3.75 million at the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

exchange rate prevailing as at 31 December 2010). Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Accordingly, Portugal Telecom will continue to benefit from scale and geographic diversification in high-growth markets.

        On 1 September 2009, Portugal Telecom entered into a definitive agreement, together with Telefónica, S.A., for the joint sale of their equity stakes in Médi Telecom S.A. (Médi Telecom), each representing 32.18%, together with its outstanding shareholder loans, to the local shareholders of Médi Telecom. Following the approval of Agence Nationale de Règlementation des Télécommunications, the Moroccan telecommunications regulator, this sale was concluded in December 2009 when Portugal Telecom received an amount of Euro 380 million, in addition to an advance of Euro 20 million received in September 2009, totaling Euro 400 million (Note 44.d). As a result of this sale, Portugal Telecom recognized a gain of Euro 267 million (Note 31) in 2009.

Discontinued operations (Note 20)

        On 27 September 2010, Portugal Telecom concluded the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day and Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million (Note 20), with the remainder of the consideration to be received no later than 31 October 2011, in accordance with the terms of the agreement reached with Telefónica. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,423 million (Note 20).

        As a result of the sale of the investment in Brasilcel, the Brazilian mobile business was classified as a discontinued operation and accordingly: (1) assets and liabilities of this business were proportionally consolidated until the completion of the transaction and consequently were no longer proportionally consolidated as at 31 December 2010; (2) the earnings of this business in 2009 and in 2010 until the completion of the disposal were presented in the Consolidated Income Statement under the caption "Net income from discontinued operations"; and (3) cash flows from this business up to the date of disposal were presented in the Consolidated Statement of Cash Flows under captions of cash flows from discontinued operations.

2. Basis of presentation

        These consolidated financial statements were prepared from our statutory consolidated financial statements approved by the Board of Directors and authorized for issue on 24 March 2011. These consolidated financial statements were prepared to be included on the Form 20-F (the annual report to be filed in the US market) and approved on 6 May 2011.

        Consolidated financial statements are presented in Euros, which is the currency of the majority of Portugal Telecom's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. At December 31, 2010, 2009 and as at 1 January 2009, there were no unendorsed standards effective as of and for the years ended December 31, 2010, 2009 and 2008, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2010, 2009 and 2008 are prepared in accordance with IFRS as issued by the IASB.

        Consolidated financial statements have been prepared assuming the continuity of operations.

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

        Following the disposal of the 50% stake in Brasilcel, the Brazilian mobile business was classified as a discontinued operation and, accordingly, the previously reported Consolidated Income Statement and Consolidated Statement of Cash Flows for the year ended 31 December 2009 and 2008 were restated in order to reflect the income statement and cash flows from this business under the captions of discontinued operations (Note 20). In addition, following the adoption of IFRIC 12 Service Concession Arrangements, which was applied prospectively as from 1 January 2009, changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2009 and to the Consolidated Income Statement for the year ended 31 December 2009, as detailed in Note 4.

a)    Consolidation principles

Controlled entities

        Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity and obtained the majority of the economic benefits and risks. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

        The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption "Non-controlling interests" (Note 21).

        Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Non-controlling interests are presented proportionally to the fair value of identifiable net assets.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

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

        Following the disposal of the 50% stake in Brasilcel, as mentioned above, Portugal Telecom's share in the earnings of this joint venture for all the periods presented was included under the caption "Net income from discontinued operations" (Note 20).

        The detail of jointly controlled entities that were previously proportionally consolidated is presented in Exhibit II.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

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

        Goodwill related to associated companies is recognised under the caption "Investments in group companies" (Note 31), and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption "Intangible assets" (Note 33). Goodwill is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)    Changes in the consolidated Group

Acquisitions

        On 7 February 2010, Portugal Telecom, through Mobitel, S.A. ("Dedic"), a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, S.A. ("GPTI"), a company which renders services related to information systems and technologies which are a complement to the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholder of GPTI holds a 12.5% stake in Dedic.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The detail of the net assets of GPTI that were consolidated as at 1 March 2010 and the goodwill recorded in connection with the transaction mentioned above is as follows:

	Book value	Fair value adjustments(i)	Fair value
	Euro million
NET ASSETS ACQUIRED
Accounts receivable	13.2	—	13.2
Taxes receivable	1.9	—	1.9
Intangible assets	—	2.5	2.5
Tangible assets	0.9	—	0.9
Other assets	0.0	—	0.0
Short-term debt	(17.5)	—	(17.5)
Accounts payable	(2.5)	—	(2.5)
Taxes payable	(10.7)	—	(10.7)
Current provisions	(4.1)	—	(4.1)
Medium and long-term debt	(13.3)	—	(13.3)
Non-current provisions	(1.8)	(0.9)	(2.7)
Other liabilities	(3.0)	—	(3.0)

Total net assets acquired	(36.9)	1.6	(35.3)
Purchase price(ii)			13.6

Total goodwill (Note 33)			48.9

(i)
The fair value adjustments related to intangible assets consist of the estimate fair value of recurrring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement was considered to be possible at the date of acquisition.

(ii)
As mentioned above, the purchase price includes (a) 28.3 million Brazilian Reais (Euro 11.4 million) corresponding to the fair value of the share capital increase at Dedic at the acquisition date, and (b) 5.4 million Brazilian Reais (Euro 2.2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The contribution of GPTI for Portugal Telecom's results for the year ended 31 December 2010 was a net profit before non-controlling interests of approximately Euro 4 million, including operating revenues of Euro 56 million. The pro-forma of Portugal Telecom's consolidated operating revenues and net income before non-controlling interests for the year ended 31 December 2010 as if GPTI had been consolidated as from 1 January 2010 are as follows:

	Reported figures	GPTI's results for January and February of 2010	Pro-forma information
	Euro million
Operating revenues	3,742	8	3,751
Net income (before minoritty interests)	5,820	(5)	5,815

Disposals

        As mentioned above, Portugal Telecom concluded on 27 September 2010 the disposal of the 50% stake in Brasilcel, and therefore Portugal Telecom's 50% share in the earnings and cash flows from the Brazilian mobile business in 2009 and in 2010 until the disposal date were included under captions of discontinued operations and the assets and liabilities of this business were no longer proportionally consolidated as at 31 December 2010 (Note 20).

        Except for the changes mentioned above, there are no other relevant changes in the consolidation Group that occurred during the year ended 31 December 2010. During 2009, there were no significant changes in the consolidated Group. In 2008, the main change for the consolidation Group was related to the consolidation of Telemig Celular Participações and Telemig Celular as from 1 April 2008, which were acquired through Vivo and consequently were classified as discontinued operations for all periods presented, following the sale of Portugal Telecom's 50% stake in Brasilcel.

3. Accounting policies, judgments and estimates

a)    Current classification

        Assets to be realized within one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due to be settled, or there is no unconditional right to defer its settlement, for a period of at least twelve months after the Consolidated Statement of Financial Position.

b)    Inventories

        Inventories are stated at average acquisition cost. Adjustments to the carrying value of inventories are recognised based on technological obsolescence or low rotation.

c)     Tangible assets

        In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model, since the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

Company believes the latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has the policy to revise the revalued amount in every 3 years.

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

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	7 - 40
Ducts infra-structure	40
Telephones, switchboards and other	3 - 10
Submarine cables	15 - 20
Satellite stations	5 - 7
Other telecommunications equipment	4 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 8
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 8

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

        The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption "Gains on disposals of fixed assets, net" when occurred.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

d)    Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

        Intangible assets include mainly goodwill (Note 2.a), the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses and related rights, and software licenses.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the economic useful lifes or contractual periods if lower (including additional renovation periods if applicable), as follows:

Telecommunications licenses:
—Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
—UMTS license owned by TMN	Period of the license with renovation period (until 2030)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 - 6
Other intangible assets	3 - 8

        The amortization of telecommunications licenses held by Vivo, included under the caption "Net income from discontinued operations" up to the disposal of this business, was recognized on a straight-line basis during the period of the license including a renovation period.

e)     Real estate investments

        Real estate investments, which are included under the caption "Other investments" (Note 32), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

        These investments are stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

        Real estate investments are depreciated on a straight-line basis, during their expected useful lifes (Note 3.c).

f)     Impairment of tangible and intangible assets, excluding goodwill

        The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal, as explained in Note 33. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

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

        Tangible assets recognized according to the revaluation model are subject to periodic remeasurement and Portugal Telecom intends to revalue these assets at least every three years. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders' equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

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

        Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 39). The amount of the provision is discounted, being the corresponding effect of time value recognised in net income, under the caption "Net interest expense".

        Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group's management.

h)    Pension and pension supplement benefits

        Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA ("PT SI") were responsible to pay to a group of employees a pension or a pension supplement. Following the transfer in 2010 to the Portuguese State of the pension plans, as explained in Note 14, PT Comunicações and PT SI are now responsible to pay only pension supplements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1), some of which were also transferred to the Portuguese State, together with the related obligations.

        The amount of the Group's liabilities with these plans is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption "Curtailment and settlement costs".

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

i)     Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 14.2).

        The amount of the Group's liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years' service gains or losses not yet recognised.

j)     Pre-retired and suspended employees

        In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption "Curtailment and settlement costs", added by pension supplements and health care liabilities up to the retirement age, when the employee became suspended or pre-retired, and is determined based on actuarial reports (Note 14.3).

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

l)     Financial assets and liabilities

        Financial assets and liabilities are recognised in the Group's Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

  (i) Receivables (Notes 25 and 26)

          Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are mainly computed based on (a) the aging of the receivables and (b) the credit profile of specific customers.

  (ii) Financial liabilities and equity instruments

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

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

  (iii) Bank loans (Note 35)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including the recognition of premiums paid up front, is recognised when incurred.

  (iv) Accounts payable (Note 36)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (v) Derivative financial instruments and hedge accounting (Note 42)

          The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of related economics and Executive Committee approval.

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

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

  (vi) Treasury shares (Note 41)

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

  (vii) Cash and cash equivalents and short term investments (Note 24)

          Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared.

          In the Consolidated Statement of Cash Flows, cash and cash deposits also includes overdrafts recognised under the caption "Short-term debt".

          Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

  (viii) Qualified Technological Equipment transactions

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

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore is exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company's financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

  (Note 30), and current and non-current liabilities include the future payments under the leasing contract (Note 40).

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

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 12).

o)    Taxation

        Income tax is recognised in accordance with IAS 12, income tax expense represents the sum of the tax currently payable and deferred tax.

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method.

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

        Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders' equity, in which case the deferred tax is also recognised directly in shareholders' equity. Accordingly, the impact of changes in tax rate is also charged to net income, except when it relates to items charged or credited directly to shareholders' equity, in which case that impact is also recognised directly in shareholders' equity.

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

        Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações's telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 78% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

        Revenues from Pay-TV services result essentially from and are recognised as follows:

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

        The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

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

        The effect of translation differences is recognised in shareholders' equity under the caption "Cumulative foreign currency translation adjustments" and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom's investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translated differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

        The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency translation adjustments" to "Accumulated earnings". As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders' equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

3. Accounting policies, judgments and estimates (Continued)

        Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

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

  (a)
  Post retirement benefits—The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 14. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

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

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

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

  (f)
  Assessment of the fair value of revalued assets—Portugal Telecom used the revaluation model to measure the carrying value of certain tangible asset classes. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 34.

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

4. Changes in accounting policies and estimates

        The IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following its approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation with the concession arrangement of an international operation (Cabo Verde Telecom) which renders fixed line telecommunication services. Under this concession arrangement and in accordance with IFRIC 12, Portugal Telecom recognized an intangible asset related to the right to charge users of the public service, which is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. This intangible asset, which will be depreciated until the end of the concession arrangement, was determined as at 1 January 2009 as (1) the carrying value of the tangible assets related to the concession arrangement, plus (2) the present value of the estimated concession rents payable up to the end of the concession arrangement. In addition, the 2009 Consolidated Income Statement was adjusted in the following manner: (i) revenues were increased to reflect, in accordance with IAS 11 Construction Contracts and IAS 18 Revenue, the services that the operators perform under this concession arrangement; (ii) supplies and external services were increased to reflect the investments incurred with the development of the fixed

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

line network and decreased by the cost associated with the annual concession rent; and (iii) depreciation and amortization costs were decreased by the difference between the intangible asset amortization, until the term of the concession arrangement, and the amortization of the former tangible assets related to the concession arrangement, based on their useful lifes. As permitted by the transition rules of IFRIC 12, this change in accounting policy was not accounted for retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, but instead was applied prospectively as from 1 January 2009 based on the carrying amounts of tangible assets related to the concession arrangement, as mentioned above. Consequently, changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2009 and to the previously reported Consolidated Income Statement for the year ended 31 December 2009 adjusted to consider Vivo as a discontinued operation:

Statement of financial position as at 1 January 2009	Prior to IFRIC 12 adoption	Impacts of IFRIC 12 adoption	Restated statement
	Euro
Assets
Intangible assets	3,463,038,116	23,199,614	3,486,237,730
Tangible assets	4,637,837,013	(16,350,145)	4,621,486,868
Other assets	5,613,520,173	—	5,613,520,173

Total assets	13,714,395,302	6,849,469	13,721,244,771

Liabilities
Other non-current liabilities	488,763,432	6,849,469	495,612,901
Other liabilities	12,029,395,048	—	12,029,395,048

Total liabilities	12,518,158,480	6,849,469	12,525,007,949

Equity excluding non-controlling interests	232,026,427	—	232,026,427
Non-controlling interests	964,210,395	—	964,210,395

Total shareholders' equity	1,196,236,822	—	1,196,236,822

Total liabilities and shareholders' equity	13,714,395,302	6,849,469	13,721,244,771

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Statement of financial position as at 31 December 2009	Prior to IFRIC 12 adoption	Impacts of IFRIC 12 adoption	Restated statement
	Euro
Assets
Intangible assets	4,046,670,219	27,632,979	4,074,303,198
Tangible assets	4,862,214,772	(18,346,572)	4,843,868,200
Other assets	5,922,321,340	—	5,922,321,340

Total assets	14,831,206,331	9,286,407	14,840,492,738

Liabilities
Deferred taxes	482,219,973	892,361	483,112,334
Other non-current liabilities	294,105,452	5,716,965	299,822,417
Other liabilities	11,670,111,529	—	11,670,111,529

Total liabilities	12,446,436,954	6,609,326	12,453,046,280

Equity excluding non-controlling interests	1,317,508,122	803,124	1,318,311,246
Non-controlling interests	1,067,261,255	1,873,957	1,069,135,212

Total shareholders' equity	2,384,769,377	2,677,081	2,387,446,458

Total liabilities and shareholders' equity	14,831,206,331	9,286,407	14,840,492,738

Income statement for the year ended 31 December 2009	Prior to IFRIC 12 adoption	Impacts of IFRIC 12 adoption	Restated statement
	Euro
Total revenues	3,726,993,741	6,411,063	3,733,404,804
Costs, losses and (income)
Supplies and external services	728,729,445	4,581,456	733,310,901
Depreciation and amortisation	718,591,624	(1,739,835)	716,851,789
Other operating expenses, net	1,591,319,485	—	1,591,319,485

Income before financial results and taxes	688,353,187	3,569,442	691,922,629
Financial results	200,691,540	—	200,691,540
Income taxes	(184,997,796)	(892,361)	(185,890,157)
Net income from continunig operations	704,046,931	2,677,081	706,724,012

Net income from discontinued operations	82,462,164	—	82,462,164

Net income	786,509,095	2,677,081	789,186,176

Attributable to non-controlling interests	102,578,076	1,873,957	104,452,033
Attributable to equity holders of the parent	683,931,019	803,124	684,734,143
Earnings per share attributable to the equity holders of the parent
Basic	0.78	0.00	0.78
Diluted	0.76	0.00	0.76

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

        In addition to the interpretation referred to above, other standards and interpretations as well as some minor improvements to several standards became effective in the year ended 31 December 2010, but are not applicable to the Company or had no material impact in its financial statements.

        Additionally, when the Board of Directors approved these financial statements, the following standards, revised standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union), which were not yet adopted by Portugal Telecom, as their application is only being required in subsequent periods:

  •
  A revised version of IAS 24 Related Party Disclosures is applicable for annual periods beginning on or after 1 January 2011 and modifies the definition of a related party and simplifies disclosures for government-related entities. There will be no material impact on the Company's financial statements as a result of this revised standard;

  •
  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments was issued and is applicable for annual periods beginning on or after 1 July 2010, providing guidance regarding the accounting for the extinguishment of a financial liability by the issue of equity instruments. To date, the Group has not entered into transactions of this nature.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2010 and 2009, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2010	2009
Argentine peso	5.3125	5.4695
Australian dollar	1.3136	1.6008
Botswana pula	8.8932	9.5721
Brazilian real	2.2177	2.5113
British pound	0.8608	0.8881
Canadian dollar	1.3322	1.5128
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.822	9.835
Danish krone	7.4535	7.4418
Hong Kong dollar	10.3856	11.1709
Hungarian forint	277.9500	270.4200
Japanese yen	108.6500	133.1600
Kenyan shilling	108.0318	109.3415
Macao pataca	10.697	11.506
Moroccan dirham	11.221	11.348
Mozambique metical	43.6500	44.1500
Namibian dollar	8.8625	10.6660
Norwegian krone	7.8000	8.3000
São Tomé Dobra	24,500.0	24,108.6
South African rand	8.863	10.666
Swedisk krone	8.966	10.252
Swiss franc	1.2504	1.4836
Ugandan shilling	3,086.6	2,758.8
US Dollar	1.3362	1.4406

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years 2010, 2009 and 2008, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2010	2009	2008
Argentine peso	5.2000	5.2090	4.6655
Botswana pula	9.0274	9.8529	9.9043
Brazilian real	2.3315	2.7674	2.6737
Cape Verde Escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9570
Chinese Yuan Renmimbi	8.972	9.450	10.2236
Hungarian forint	275.48	280.33	251.51
Kenyan shilling	105.2131	107.8317	101.5914
Macao pataca	10.6125	11.1291	11.8018
Moroccan dirham	11.1623	11.2674	11.3652
Mozambique metical	45.3431	38.6638	35.6554
Namibian dollar	9.6981	11.6737	12.0590
São Tomé Dobra	24,500.0	22,589.9	21,697.5
Swiss franc	1.3802	1.5100	1.5874
Ugandan shilling	2,883.0	2,817.9	2,537.8
US Dollar	1.326	1.395	1.471

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues

        The contribution of reportable segments to consolidated revenues in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Wireline (Note 7.a)	1,766,176,820	1,796,502,317	1,805,554,846
Services rendered (Note 3.p)(i)	1,693,898,135	1,733,800,680	1,726,999,775
Retail	967,457,592	970,135,390	952,250,863
Wholesale	364,928,906	371,385,586	386,758,739
Data and corporate	281,515,963	295,094,607	279,492,290
Other	79,995,674	97,185,097	108,497,883
Sales(ii)	44,051,787	42,531,397	50,529,449
Other revenues(iii)	28,226,898	20,170,240	28,025,622

Mobile—TMN (Note 7.b)	1,335,982,897	1,460,443,879	1,512,413,976
Services rendered (Note 3.p)(iv)	1,224,837,525	1,313,773,645	1,355,915,529
Billing	1,121,598,783	1,195,861,556	1,188,194,775
Interconnection	103,238,742	117,912,089	167,720,754
Sales(ii)	102,437,305	134,378,318	148,515,391
Other revenues(iii)	8,708,067	12,291,916	7,983,056

Other businesses(v)	640,094,121	476,458,608	443,226,308
Services rendered	597,288,303	444,395,758	420,456,756
Sales	19,126,758	20,258,220	18,670,439
Other revenues	23,679,060	11,804,630	4,099,113

	3,742,253,838	3,733,404,804	3,761,195,130

(i)
In 2010, the reduction in the contribution of the wireline business to consolidated service revenues is primarily explained by lower corporate and data revenues, declining wholesale revenues and a decline in services from the directories business. In 2009, the growth in this caption is primarily explained by the increase in retail revenues, as a result of the continued strong performance of triple-play and the good performance of data and corporate services, which more than offset the reduction in wholesale revenues, mainly due to the decrease in traffic revenues partially offset by the growth in leased lines.

(ii)
These captions include mainly sales of terminal equipment (fixed telephones, modems and TV boxes) of the wireline business and terminal mobile equipment of TMN.

(iii)
Other revenues include mainly Portal's advertising revenues in the wireline business and benefits from contractual penalties imposed to customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects in both the wireline and mobile businesses.

(iv)
The reduction in the contribution of the mobile business to consolidated service revenues in 2010 and 2009 is primarily explained by (1) lower customer revenues, against a backdrop of increased

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues (Continued)

  competitiveness in certain market segments, especially in the youth segment, and (2) lower interconnection revenues, partially as a result of the negative impact of lower Mobile Termination Rates.

(v)
In 2010, the increase in revenues relating to other businesses is primarily explained by improved revenue performance of Dedic, PT's contact centre and outsourcing business in Brazil, of MTC (mobile operator in Namibia) and of Timor Telecom, and also includes the impact of the consolidation of GPTI as from 1 March 2010 (Euro 56 million).

        Revenues in 2010, 2009 and 2008 by geographic area are as follows:

	2010	2009	2008
	Euro
Portugal	3,200,762,436	3,320,861,777	3,386,605,817
Brazil	261,672,665	182,230,409	143,470,143
Other countries and eliminations	279,818,737	230,312,618	231,119,170

	3,742,253,838	3,733,404,804	3,761,195,130

7. Segment reporting

        Portugal Telecom's basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments as at 31 December 2010, 2009 and 2008 are as follows:

  a.
  Wireline (including Retail, Wholesale and Data and Corporate)

  b.
  Mobile—TMN.

        Segment information for the years 2010, 2009 and 2008 is presented below.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

a)    Wireline

        Income statements of this reportable segment for the years 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	Euro
REVENUES
Services rendered—external customers (Note 6)	1,693,898,135	1,733,800,680	1,726,999,776
Services rendered—inter-segment	141,332,322	132,892,095	114,112,004
Sales—external customers (Note 6)	44,051,787	42,531,397	50,529,449
Sales—inter-segment	2,553,771	708,860	438,888
Other revenues—external customers (Note 6)	28,226,898	20,170,240	28,025,622
Other revenues—inter-segment	18,900,149	17,686,520	11,316,331

	1,928,963,062	1,947,789,792	1,931,422,070

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	228,211,381	233,288,774	226,740,890
Direct costs(i)	438,418,281	409,025,928	390,866,407
Commercial costs(ii)	126,741,998	117,986,621	112,534,990
Supplies and external services and other expenses	390,383,729	387,872,724	314,139,899
Depreciation and amortisation(iii)	461,733,778	434,675,795	365,727,038
Post retirement benefits, net(iv)	38,145,723	89,562,000	44,674,000
Curtailment and settlement costs(v)	141,057,640	13,682,630	98,216,329
Net gains on disposals of fixed assets	(3,761,363)	(905,203)	(12,393,382)
Other costs, net	73,939,631	32,760,380	15,416,433

	1,894,870,798	1,717,949,649	1,555,922,604

Income before financial results and taxes	34,092,264	229,840,143	375,499,466
Net interest expenses	5,028,458	8,117,700	7,272,413
Net foreign currency exchange losses	(676,938)	(494,887)	976,687
Net gains on financial assets and other investments	(942,333)	(1,250,982)	(2,217,071)
Net other financial expenses	3,674,861	4,977,599	1,847,561

	7,084,048	11,349,430	7,879,590

Income before taxes	27,008,216	218,490,713	367,619,876
Minus: Income taxes	16,904,299	46,952,357	93,016,774

NET INCOME	10,103,917	171,538,356	274,603,102

(i)
The increase in direct costs in 2010 is primarily explained by higher programming costs resulting from the roll-out of triple play offers.

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iii)
In 2010, the increase in depreciation and amortization costs is mainly related to the investments made in the roll-out of the pay-tv service. In 2009, the increase in this this caption is explained by the impact of the revaluation of ducts and certain real estate assets undertaken in 2008 and higher capital expenditures in 2009.

(iv)
As explained in more detail in Note 14, the decrease in this caption in 2010 is mainly related to (1) a prior year service gain recorded in 2010 amounting to Euro 31,215,000 (Note 14.1), (2) the reduction in post retirement benefit obligations occurred in 2009, following the halt of the redundancy programme, and (3) the increase in the fair value of plan assets in 2009. In 2009, the increase in post retirement benefit costs is primarily explained by the reduction in the expected return on plan assets, basically due to the decrease in the market value of the plan assets occurred in 2008.

(v)
In 2010, this caption includes primarily redundancy programme costs amounting to Euro 136 million, related to a redundancy programme approved in the end of 2010 (Note 14.6), and a cost of Euro 7.5 million related to the settlement of the defined benefit plans transferred to the Portuguese State in December 2010. The lower level of curtailment costs in 2009, corresponding to the reduction of 60 employees, is explained by the halting of the redundancy programme in that year.

        Total assets and liabilities of this segment as at 31 December 2010 and 2009 are as follows:

	2010	2009
	Euro
Assets	5,212,713,339	4,818,565,264
Liabilities	4,050,538,491	3,285,095,374

        Capital expenditures in tangible and intangible assets for this reportable segment amounted to Euro 524 million in 2010, Euro 565 million in 2009 and Euro 403 million in 2008. The reduction occurred in 2010 reflected: (1) lower infrastructure-related capital expenditures following the significant efforts in the FTTH coverage undertaken in 2009; (2) lower investment in legacy infrastructure, following the FTTH rollout; and (3) lower customer-related capex notwithstanding the continued growth in pay-TV services. Wireline capital expenditures also reflected synergies from fixed-mobile integration. The increase in capital expenditures in 2009 was related primarily to FTTH roll-out and the investment in IPTV services.

        In addition, in connection with the transfer of certain post retirement benefit obligations to the Portuguese State together with the related pension funds concluded in 2010, as explained in Note 14, the wireline business, prior to this transfer, acquired from the pension funds several real estate properties amounting to Euro 226 million (Note 14.1).

        As at 31 December 2010, 2009 and 2008, the total staff in the wireline business was 6,177, 6,450 and 6,183 employees, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

b)    Mobile—TMN

        Income statements of this reportable segment for the years 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	Euro
REVENUES
Services rendered—external customers (Note 6)(i)	1,224,837,525	1,313,773,645	1,355,915,529
Services rendered—inter-segment(i)	39,821,390	46,210,511	68,970,301
Sales—external customers (Note 6)	102,437,305	134,378,318	148,515,391
Sales—inter-segment	9,987,705	9,736,620	10,852,890
Other revenues—external customers (Note 6)	8,708,067	12,291,916	7,983,056
Other revenues— inter-segment	1,697,109	1,406,928	1,319,616

	1,387,489,101	1,517,797,938	1,593,556,783

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	47,604,117	48,344,596	51,872,515
Direct costs(i)	246,194,022	259,446,232	279,283,764
Commercial costs(ii)	230,061,468	276,588,055	323,899,826
Supplies and external services and other expenses(iii)	225,568,819	259,309,842	256,617,923
Depreciation and amortisation	225,587,329	220,937,464	231,710,488
Work force reduction costs	1,485,450	—	155,411
Net losses (gains) on disposals of fixed assets	1,271,083	(463,559)	1,055,927
Other costs, net	28,718,201	8,919,558	4,806,480

	1,006,490,489	1,073,082,188	1,149,402,334

Income before financial results and taxes	380,998,612	444,715,750	444,154,449

Net interest expenses	6,548,283	9,723,462	15,040,940
Net foreign currency exchange losses (gains)	318,383	(111,026)	(670,145)
Equity in earnings of affiliated companies, net	763	(1,043)	(1,824)
Net other financial expenses	800,012	829,594	816,573

	7,667,441	10,440,987	15,185,544

Income before taxes	373,331,171	434,274,763	428,968,905
Minus: Income taxes	102,886,430	113,545,234	114,151,043

Net income	270,444,741	320,729,529	314,817,862

(i)
The reductions in services rendered and direct costs is primarily explained by the decrease in mobile termination rates and lower customer revenues.

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2010 and 2009 is primarily explained by a decrease in costs of products sold, in line with the reduction in sales.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(iii)
In 2010, the decrease in supplies and external services and other expenses resulted primarily from lower maintenance and repair expenses, following an integrated and more efficient management of fixed and mobile networks, and lower external supplies, which reflect the strict operational and cost discipline.

        Total assets and liabilities of this segment as at 31 December 2010 and 2009 are as follows:

	2010	2009
Assets	2,246,793,728	2,614,282,536
Liabilities	1,505,356,626	1,413,215,127

        Capital expenditures in tangible and intangible assets for this reportable segment for the years 2010, 2009 and 2008 were Euro 133 million, Euro 180 million and Euro 245 million, respectively. In 2010, the decrease in TMN's capital expenditures is primarily explained by the focus on cash-flow generation, supported by synergies from fixed-mobile integration. Capital expenditures continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and main roads. In addition, TMN recognized in 2009 additional commitments under the terms of the UMTS license amounting to Euro 11.5 million (Note 33). The decrease in TMN's capex in 2009 is primarily explained by the investments carried out in 2008 in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage.

        As at 31 December 2010, 2009 and 2008, the total staff in this segment was 1,029 and 1,004 and 1,082 employees, respectively.

c)     Reconciliation of revenues, net income, assets, liabilities and capital expenditures

        In 2010, 2009 and 2008, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2010	2009	2008
	Euro
Revenues relating to reportable segments	3,316,452,163	3,465,587,730	3,524,978,853
Revenues relating to other businesses(i)	1,088,297,486	873,863,680	794,664,150
Elimination of intragroup revenues	(662,495,811)	(606,046,606)	(558,447,873)

Total consolidated revenues	3,742,253,838	3,733,404,804	3,761,195,130

(i)
In 2010, the increase in this caption is mainly related to improved revenue performance at Dedic (call centre operation in Brazil) and MTC (mobile operator in Namibia), the consolidation of GPTI as from 1 March 2010 and higher revenues from support companies located in Portugal, namely PT Contact and PT Sales. In 2009, the increase is mainly related to MTC, Dedic, Cabo Verde Telecom and Timor Telecom.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        In 2010, 2009 and 2008, the reconciliation between net income of reportable segments and consolidated net income is as follows:

	2010	2009	2008
	Euro
Net income relating to reportable segments	280,548,658	492,267,885	589,420,964
Net income relating to other businesses(i)	(1,334,472)	17,365,693	31,659,445
Other items not included in reportable segments:
Net interest expenses related to loans obtained at group level(ii)	(173,468,194)	(209,649,993)	(183,107,784)
Net gains on financial assets and other investments(iii)	917,954	6,816,586	9,885,056
Equity in earnings of affiliated companies(iv)	141,709,867	456,043,545	170,973,573
Net other financial expenses	(35,998,425)	(30,727,138)	(7,103,765)
Income tax not included in reportable segments(v)	42,264,881	(25,392,566)	2,408,190

Net income from continuing operations	254,640,269	706,724,012	614,135,679
Net income from discontinued operations	5,565,426,533	82,462,164	81,686,075

Net income (before non-controlling interests)	5,820,066,802	789,186,176	695,821,754

(i)
The decrease in this caption in 2010 is primarily explained by expenses incurred in connection with the Oi Group transaction and higher depreciation and amortization expenses of other businesses, which more than offset improved operational performance of certain international businesses, namely MTC and Timor Telecom.

(ii)
In 2010, as explained in more detail in Note 16, the decrease in net interest expenses related to loans obtained at group level is basically explained by the decrease in the average net debt (debt minus cash and cash equivalents and short-term investments), following the first instalment received from Telefónica in September 2010 related to the disposal of the 50% stake in Brasilcel. This effect was partially offset by an increase in average cost of debt. In 2009, the increase in this caption is basically explained by the increase in the average net debt from operations in Portugal, following the completion in 2008 of the share buyback programme.

(iii)
In 2009, this caption includes a gain of Euro 6 million related to the change in the fair value of a free-standing cross currency derivative, which was settled in April 2009, as explained Note 17.

(iv)
As explained in more detail in Note 31, in 2010, the decrease in this caption is primarily explained by (1) the capital gain of Euro 267 million recorded in 2009 following the disposal of the investment in Médi Télécom and (2) an impairment loss recorded in 2010 on the investment in Universo Online, Inc ("UOL") amounting to Euro 28 million (Note 31), in order to adjust its carrying value to the recoverable amount obtained with the disposal of this investment, which was completed in January 2011 (Note 47).

(v)
The change in this caption from 2009 to 2010 is primarily explained by a gain of Euro 59 million recorded in 2010 resulting from the decrease in deferred tax liabilities related to unpaid dividends

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  from equity investments, following a reduction in the estimated applicable tax rate from 26.5% to 10% (Note 19). In 2009, the change in this caption is primarily explained by the improvement in the earnings of Unitel and by the increase in costs related to adjustments to the provision for income taxes of previous years.

        As at 31 December 2010 and 2009, the reconciliation between assets and liabilities of reportable segments and consolidated total assets and liabilities is as follows:

	2010	2009
	Euro
Assets relating to reportable segments	7,459,507,067	7,432,847,800
Assets relating to discontinued operations (Note 20)	—	6,149,704,241
Assets relating to other businesses and eliminations(i)	7,039,877,051	576,915,372
Other items not included in reportable segments:
Investments in group companies and other investments	364,439,972	600,121,453
Non-current assets held for sale (Note 31)	160,448,046	—
Goodwill (Note 33)	145,660,025	80,903,872

Total consolidated assets	15,169,932,161	14,840,492,738

(i)
The increase in this caption is primarily explained by the first and second instalments received from Telefónica in the total amount of Euro 5,500 million and by the present value of the outstanding receivable amounting to Euro 1,967 million resulting from the disposal of the 50% stake in Brasilcel, as mentioned in Note 1. These effects were partially offset by the extraordinary dividends paid in December 2010 as an anticipation of profits of 2010.

	2010	2009
	Euro
Liabilities relating to reportable segments	5,555,895,117	4,698,310,501
Liabilities relating to discontinued operations (Note 20)	—	2,344,370,830
Liabilities relating to other businesses and eliminations	(1,210,881,245)	(535,889,023)
Other items not included in reportable segments:
Loans obtained at group level	6,215,773,154	5,946,253,972

Total consolidated liabilities	10,560,787,026	12,453,046,280

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2010 and 2009 and capital expenditures for tangible and intangible assets in 2010 and 2009 are as follows:

	2010
	Total assets	Total liabilities	Tangible assets (Note 34)	Intangible assets (Note 33)	Capital expenditures for tangible and intangible assets(iii)
	Euro
Portugal(i)	13,861,345,667	10,187,945,012	3,649,050,519	879,705,779	680,332,172
Brazil(ii)	276,929,107	124,576,877	46,801,227	67,841,069	27,320,165
Other	1,031,657,387	248,265,137	178,761,668	164,145,736	90,794,997

	15,169,932,161	10,560,787,026	3,874,613,414	1,111,692,584	798,447,334

	2009
	Total assets	Total liabilities	Tangible assets (Note 34)	Intangible assets (Note 33)	Capital expenditures for tangible and intangible assets(iii)
	Euro
Portugal(i)	7,572,669,425	9,812,169,068	3,364,025,037	971,717,936	770,797,561
Brazil(ii)	6,431,529,888	2,388,647,021	1,342,322,233	2,983,072,436	19,317,284
Other	836,293,425	252,230,191	137,520,930	119,512,826	57,994,830

	14,840,492,738	12,453,046,280	4,843,868,200	4,074,303,198	848,109,675

(i)
The increase in total assets from operations in Portugal is primarily explained by the amounts already received and the last instalment yet to be received from Telefónica in connection with the disposal of the 50% stake in Brasilcel.

(ii)
The decrease in assets and liabilities and in tangible and intangible assets from Brazilian businesses is primarily explained by the disposal of the 50% stake in Brasilcel. As at 31 December 2009, this business had total assets, total liabilities, tangible and intangible assets amounting to Euro 6,150 million, Euro 2,344 million, Euro 1,306 million and Euro 2,974 million, respectively (Note 20).

(iii)
In addition to these capital expenditures, (1) in connection with the transfer of certain post retirement benefit obligations to the Portuguese State (Notes 14.1 and 34), operations in Portugal acquired in 2010 several real estate properties from the pension funds for a total amount of Euro 236 million, (2) TMN recognised in 2009 additional commitments under the UMTS license amounting to Euro 11 million, and (3) Vivo, which was presented as a discontinued operation, had capital expenditures in tangible and intangible assets amounting to Euro 265 million and Euro 421 million in 2010 up to the disposal of this investment and in 2009, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

8. Wages and salaries

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Salaries	507,131,463	439,911,127	392,673,580
Social security	101,981,635	81,050,952	71,947,816
Health care benefits	8,138,338	7,000,546	6,600,673
Trainning	7,163,740	6,539,367	6,715,531
Other	12,700,446	12,187,545	11,490,209

	637,115,622	546,689,537	489,427,809

        In 2010, the increase in wages and salaries is primarily explained by higher contributions from Dedic, Portugal Telecom's call centre operation in Brazil, and GPTI, which was consolidated as from 1 March 2010. In 2009, the increase in wages and salaries is primarily explained by higher contributions from Dedic.

9. Direct costs

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Telecommunications costs(i)	312,919,690	312,198,282	373,428,660
Leasings of sites(i)	22,608,474	22,098,976	20,387,265
Programming costs(ii)	115,781,049	77,422,296	27,376,353
Directories (Note 3.p)(iii)	50,248,451	57,434,627	63,961,699
Other(iv)	46,001,437	53,199,396	35,659,191

	547,559,101	522,353,576	520,813,168

(i)
In 2010, 2009 and 2008, these captions include costs related to operating leases totalling Euro 44,538,490, Euro 40,500,541 and Euro 39,159,594, respectively (Note 12).

(ii)
This caption relates basically to the programming costs incurred by the wireline business as a result of the roll out of the television services.

(iii)
The reduction in this caption is directly related to the decline of directories business.

(iv)
This caption includes primarily mobile contents.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

10. Costs of products sold

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Costs of products sold	180,819,046	203,507,171	237,570,497
Increases in adjustments for inventories (Note 39)	2,667,642	3,748,870	7,385,304
Reductions in adjustments for inventories (Note 39)	(3,592,773)	—	(192,662)

	179,893,915	207,256,041	244,763,139

        The decrease in costs of products sold in 2010 and 2009 is mainly related to the reduction occurred in sales during both periods, namely in the mobile business (Note 7.c).

11. Supplies and external services

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Maintenance and repairs	145,966,906	151,626,206	134,040,240
Commissions	131,953,259	137,025,420	105,473,657
Support services	123,073,847	145,542,302	115,912,302
Specialized work	93,771,359	72,368,540	141,253,128
Electricity	48,243,912	45,502,803	39,411,062
Operating leases (Note 12)	48,134,257	40,038,628	34,533,923
Communications	23,300,704	23,015,403	20,710,298
Travelling	12,164,020	11,848,256	10,981,390
Fuel, water and other fluids	11,537,516	9,614,527	10,924,576
Surveillance and security	10,866,276	9,484,145	8,441,271
Installation and removal of terminal equipment	10,598,946	12,168,068	12,558,912
Transportation	9,061,625	9,605,616	7,547,317
Other	55,847,049	65,470,987	53,847,186

	724,519,676	733,310,901	695,635,262

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

12. Operating leases

        In the years ended 31 December 2010, 2009 and 2008, operating lease costs were recognised under the following captions:

	2010	2009	2008
	Euro
Direct costs (Note 9)	44,538,490	40,500,541	39,159,594
Supplies and external services (Note 11)(i)	48,134,257	40,038,628	34,533,923

	92,672,747	80,539,169	73,693,517

(i)
This caption is mainly related to rentals of property and leases of transportation equipment.

        As at 31 December 2010, the Company's obligations under operating lease contracts mature as follows:

Euro
2011	55,308,978
2012	29,435,352
2013	26,702,664
2014	23,228,343
2015	18,900,294
2016 and following years	56,969,999

210,545,630

13. Indirect taxes

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Spectrum fees	30,493,286	30,978,543	29,750,395
Other indirect taxes	14,924,960	26,838,021	16,182,575

	45,418,246	57,816,564	45,932,970

14. Post retirement benefits

        As referred to in Note 3, prior the transfer of pension obligations to the Portuguese State, PT Comunicações and PT SI were responsible for the payment of post retirement benefits under defined benefit plans, which included pensions and pension supplements to retired and active employees, healthcare services after retirement age and salaries to suspend and pre-retired employees.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        On 2 December 2010, Portugal Telecom reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações of the pension plans that were guaranteed by PT Comunicações, relating to part of its active and retired employees, and the associated funds that cover such liabilities. The transfer included the "Plano de Pensões do Pessoal da Portugal Telecom/CGA", the "Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi" and the liabilities associated with the survival benefit included in the "Plano de Pensões Marconi" (together the "Regulated Pension Plans"). The transfer date of the "Plano de Pensões do Pessoal da Portugal Telecom/CGA" was 1 December 2010 and for the "Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi" and "Plano de Pensões Marconi" was 31 December 2010.

        The present value of past liabilities of the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million (Note 14.1) and was determined by an independent actuary using actuarial assumptions that comply with best practices of similar transactions. The market value of the pension funds as of the delivery dates amounted to Euro 1,782 million (Note 14.1). Accordingly, the unfunded transferred liabilities amounted to Euro 1,022 million, of which an amount of Euro 100 million was paid in December 2010 (Note 14.5). From the outstanding amount of Euro 922 million (Note 35), an amount of Euro 17.4 million was paid in January 2011, Euro 450.0 million shall be paid in December 2011 and Euro 454.3 million shall be paid in December 2012.

        Following the transfer of the pension plans to the Portuguese State, PT Comunicações is now responsible for a fixed monthly contribution (23.75% of remuneration) to Social Security and CGA in order to fund future service of the active beneficiaries included in these plans.

        The book value of the transferred pension liabilities computed in accordance with Portugal Telecom's actuarial assumptions amounted to Euro 2,796 million, as compared to the amount of Euro 2,804 million computed by an independent actuary used in this transaction. The difference amounting to Euro 7.5 million was recorded as a settlement cost (Note 14.1).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The actuarial valuations of Portugal Telecom's defined benefit plans as at 31 December 2010, 2009 and 2008 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2010	2009	2008
	Euro
Financial assumptions
Discount rate for pension and supplement	4.75%	5.50%	5.75%
Discount rate for salaries to suspended and pre-retired	3.75%	5.50%	5.75%
Discount rate for healthcare plan	4.75%	5.50%	5.75%
Salary growth rate	1.75%	1.75%	1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Inflation rate	2.00%	2.00%	1.75%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	AM (92)	AM (92)	AM (92)
Females	AF (92)	AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	25%	100%
Active employees with spouses under the plan	35%	35%	50%
Turnover of employees	Nil	Nil	Nil

        The changes in actuarial assumptions were primarily due to changes occurred in market conditions.

        The discount rate was computed based on long-term yield rates of high-rating bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pensions and pension supplements, salaries and health care benefits (between 4 and 13 years).

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        In 2010 and 2009, the total impact of changes in actuarial assumptions was a net loss of Euro 441,787,345 (Note 14.7) and a net gain of Euro 1,660,464 (Note 14.7), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

        The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 22 million as at 31 December 2010, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 64 million (Euro 52 million) as at 31 December 2010.

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2010 by approximately Euro 22 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefit costs in the year 2010 by approximately Euro 4 million (Euro 3 million).

14.1.  Pension and supplement benefits

        As referred to in Note 3.h, prior to the transfer of pension obligations to the Portuguese State, PT Comunicações was responsible for the payment of pensions and pension supplements to retired and active employees. These liabilities, which were estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Telecom Portugal ("Plan CGA") hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Following the transfer of pension obligations to the Portuguese State, PT Comunicações is no longer responsible for these pension benefits as from 31 December 2010.

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

  d)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, SA ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit ("Marconi Complementary Fund"). In addition, PT Comunicações contributes to the fund "Fundo de Melhoria Marconi" with 1.55% of salaries paid to these employees, which is responsible to

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

    pay the additional pension supplement. Following the transfer of pension obligations to the Portuguese State, PT Comunicações in no longer responsible for the pension benefits as from 31 December 2010, but remains responsible for supplemental pension benefits.

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

        As at 31 December 2010, pension supplement plans from PT Comunicações and PT SI covered 19,897 beneficiaries, of which approximately 65% are non-active. As at 31 December 2009, pension and pension supplement plans from PT Comunicações and PT SI covered 32,184 beneficiaries, of which approximately 75% are non-active.

        Based on the actuarial reports, the benefit obligation and the fair value of the pension funds as at 31 December 2010 and 2009 were as follows:

	2010	2009
	Euro
Projected benefit obligations related to pension, pension supplements and gratuities	129,890,253	2,710,211,583
Pension funds assets at fair value	(109,335,604)	(1,954,770,520)

Unfunded pension obligations	20,554,649	755,441,063
Prior years' service gains(i)	5,217,983	9,410,000

Present value of unfunded pension obligations (Note 14.4)	25,772,632	764,851,063

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the benefits granted under pension supplement plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

          During the years ended 31 December 2010 and 2009, the movement in the projected benefit obligations was as follows:

	2010	2009
	Euro
Opening balance of the projected benefit obligation	2,710,211,583	2,607,450,000
Payments of benefits and contributions
Benefits paid by the Company (Note 14.5)	(824,091)	(1,572,673)
Benefits paid by the funds	(152,374,072)	(166,239,122)
Participants' contributions	9,038,663	11,329,546
Pension costs
Service cost	4,129,105	5,042,000
Interest cost	134,434,975	145,201,520
Prior year service gain	(31,215,000)	—
Work force reduction programme costs	279,299	1,693,755
Loss recognized as a result of the transfer to CGA	7,492,956	—
Net actuarial losses	322,618,134	107,306,557
Transfer to liabilities with salaries (Note 14.3)	(70,112,300)	—
Pension obligations transferred to the Portuguese State	(2,803,788,999)	—

Closing balance of the projected benefit obligation	129,890,253	2,710,211,583

          As at 31 December 2010 and 2009, the portfolio of pension funds was as follows:

	2010		2009
	Amount	%	Amount	%
	Euro
Equities	24,703,635	22.6%	689,589,897	35.3%
Bonds	32,084,229	29.3%	664,855,132	34.0%
Property(i)	10,851,414	9.9%	256,729,054	13.1%
Cash, treasury bills, short-term stocks and other assets	41,696,326	38.1%	343,596,437	17.6%

	109,335,604	100.0%	1,954,770,520	100.0%

(i)
As at 31 December 2010, this caption includes certain properties that have been rented to Portugal Telecom Group companies, which had a fair value of Euro 3 million. During the year ended 31 December 2010, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired from the pension funds all real estate properties that were rented to Group companies and recognised them under the caption "Tangible fixed assets" for an amount of Euro 236 million (Notes 7.c and 34), including Euro 226 million (Note 7) acquired by the wireline business and the remaining Euro 10 million acquired by other companies in Portugal.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom's post retirement defined pension supplement plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

        During the years ended 31 December 2010 and 2009, the movement in the plan assets was as follows:

	2010	2009
	Euro
Opening balance of the plan assets	1,954,770,520	1,738,250,176
Actual return on assets	44,477,969	262,652,024
Payments of benefits	(152,374,072)	(166,239,122)
Contributions made by the Company (Note 14.5)(i)	35,535,127	108,777,896
Participants' contributions	9,038,662	11,329,546
Funds transferred to the Portuguese State together with related obligations	(1,782,112,602)	—

Closing balance of the plan assets	109,335,604	1,954,770,520

(i)
In 2009, this caption includes Euro 33,036,928 (Notes 14.4 and 34) related to contributions in kind of real estate properties. The remaining contributions amounting to Euro 75,740,968 (Note 14.5) were realized in cash.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2010, 2009 and 2008 is presented below:

	2010	2009	2008
	Euro
Service cost	4,129,105	5,042,000	7,704,000
Interest cost	134,434,975	145,201,520	141,121,000
Expected return on plan assets	(104,871,000)	(108,686,000)	(137,793,000)
Prior years' service gains recognized in the period(i)	(31,215,000)	—	—
Amortization of prior years' service gains(ii)	(1,071,344)	(1,085,000)	(1,026,000)

Current pension cost (Note 14.6)	1,406,736	40,472,520	10,006,000

Work force reduction program	279,299	1,693,755	6,261,000
Prior years' service gains (extraordinary amortization)	(3,120,673)	(118,000)	(111,000)
Loss recognized as a result of the transfer to CGA(iii)	7,492,956	—	—

Curtailment cost (Note 14.6)	4,651,582	1,575,755	6,150,000

Total pension cost	6,058,318	42,048,275	16,156,000

(i)
The prior year service gain recognized in 2010 is related to the Law 3B/2010 that changed the way pension is computed, reducing benefits.

(ii)
In 2010, 2009 and 2008, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.

(iii)
This caption corresponds to the difference between the value of the pension obligations transferred to the Portuguese State using actuarial assumptions that comply with best practices of similar transactions and the value of these same obligations using Portugal Telecom's actuarial assumptions.

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Statement of Comprehensive Income. During the years ended 31 December 2010 and 2009, the movement in accumulated net actuarial losses was as follows:

	2010	2009
	Euro
Opening balance	1,528,264,321	1,574,923,788
Change in actuarial assumptions (Note 14.7)	345,774,504	52,082,837
Differences between actual data and actuarial assumptions (Note 14.7):
Pension benefit obligation related(i)	(23,156,369)	55,223,720
Asset related	60,393,031	(153,966,024)
Net actuarial losses recycled to retained earnings (Note 41.5)(ii)	(1,794,573,604)	—

Closing balance (Note 41.5)	116,701,883	1,528,264,321

(i)
Differences between actual data and actuarial assumptions related to the PBO, results mainly from updated information regarding beneficiaries.

(ii)
Following the transfer of unfunded pension obligations to the Portuguese State, the related net actuarial losses were recycled to retained earnings, net of tex effect.

14.2.  Health care benefits

        As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plan.

        This plan, sponsored by PT Comunicações, includes all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan. As at 31 December 2010 and 2009, healthcare plans from PT Comunicações and PT SI covered 24,857 and 25,127 beneficiaries related to employees and former employees, of which approximately 75% are non-active. In addition, as at 31 December 2010, these plans also covered 11,735 beneficiaries related to relatives of employees and former employees.

        The financing of the Health Care Plan is assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Based on the actuarial reports, the benefit obligation and the fair value of health care funds and prior year's service gains not yet recognized as at 31 December 2010 and 2009 are as follows:

	2010	2009
	Euro
Projected benefit obligations	342,490,660	335,261,865
Plan assets at fair value	(338,810,084)	(414,753,964)

Net unfunded obligations/ (plan surplus)	3,680,576	(79,492,099)
Prior years' service gains(i)	13,087,000	13,952,000

Present value of net unfunded obligations/ (plan surplus) (Note 14.4)	16,767,576	(65,540,099)

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (16 years).

        During the years ended 31 December 2010 and 2009, the movement in the projected benefit obligations was as follows:

	2010	2009
	Euro
Opening balance of the projected benefit obligations	335,261,865	426,325,003
Benefits paid by the Company (Note 14.5)	(18,882,633)	(23,005,413)
Pension costs
Service cost	3,027,076	1,783,000
Interest cost	17,933,044	23,867,000
Curtailment costs	2,694,286	—
Net actuarial losses (gains)	2,457,022	(93,707,725)

Closing balance of the projected benefit obligations	342,490,660	335,261,865

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2010 and 2009, the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	2010		2009
	Amount	%	Amount	%
	Euro
Equities(i)	88,085,111	26.0%	84,240,162	20.3%
Bonds(ii)	127,845,608	37.7%	218,278,019	52.6%
Cash, treasury bills, short-term stocks and other assets(iii)	122,879,365	36.3%	112,235,783	27.1%

	338,810,084	100.0%	414,753,964	100.0%

(i)
As at 31 December 2010, this caption corresponds to investments in shares of Banco Espírito Santo (Note 45).

(ii)
As at 31 December 2010, this caption includes investments in bonds of Portugal Telecom amounting to Euro 68 million (Note 45).

(iii)
As at 31 December 2010, this caption includes investments in the private equity funds "Ongoing International Capital Markets" and "Ongoing International Private Equity" totalling Euro 74 million, which are managed by Ongoing International (Note 45).

        During 2010 and 2009, the movement in the plan assets was as follows:

	2010	2009
	Euro
Opening balance of the plan assets	414,753,964	393,396,360
Actual return on assets	8,365,989	47,598,066
Refunds (Note 14.5)(i)	(84,309,869)	(26,240,462)

Closing balance of the plan assets	338,810,084	414,753,964

(i)
In 2010, this caption includes Euro 9,309,869 related to the refund of expenses paid on account by PT Comunicações and Euro 75,000,000 related to the refund from the pension fund of the excess funding determined during the year. In 2009, this caption is related to the refund of expenses paid on account by PT Comunicações.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic post retirement health care cost (gain) in 2010, 2009 and 2008 is presented below:

	2010	2009	2008
	Euro
Service cost	3,027,076	1,783,000	2,304,000
Interest cost	17,933,044	23,867,000	23,365,000
Expected return on plan assets	(24,332,838)	(22,928,000)	(34,221,000)
Prior years' service gains	(865,000)	(865,000)	(943,000)

Current cost (gain) (Note 14.6)	(4,237,718)	1,857,000	(9,495,000)
Work force reduction program costs (Note 14.6)	2,694,286	—	4,132,000
Prior year's service gains	—	—	(471,000)

Curtailment cost (Note 14.6)	2,694,286	—	3,661,000

Health care cost (gain)	(1,543,432)	1,857,000	(5,834,000)

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2010 and 2009, the movement in accumulated net actuarial losses was as follows:

	2010	2009
	Euro
Opening balance	201,271,495	319,649,286
Change in actuarial assumptions (Note 14.7)	40,384,304	(60,661,145)
Differences between actual data and actuarial assumptions (Note 14.7):
Health care benefit obligation related(i)	(37,927,282)	(33,046,580)
Assets related	15,966,849	(24,670,066)

Closing balance (Note 41.5)	219,695,366	201,271,495

(i)
Differences between actual data and actuarial assumptions related to the PBO results mainly from lower health care expenses than expected.

14.3.  Salaries

        As mentioned in Note 3.j, PT Comunicações is also responsible for the payment of salaries to suspended and pre-retired employees. Suspended employees of Plan CGA (hired prior to 14 May 1992), TLP and TDP (hired prior to 23 June 1994) are entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases). Pre-retired employees of TLP and TDP are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

retirement age. After that date, these former employees become entitled to the pension supplement. As at 31 December 2010 and 2009, there were 6,209 and 6,228 suspended and pre-retired employees, respectively.

        These liabilities are not subject to any legal funding requirement, therefore the monthly payment of salaries is made directly by PT Comunicações.

        During the years ended 31 December 2010 and 2009, the movement in the projected benefit obligation was as follows:

	2010	2009
	Euro
Opening balance of the projected benefit obligation	791,441,961	907,735,413
Benefits paid by the Company (Note 14.5)	(160,288,354)	(174,374,456)
Interest cost (Note 14.6)	39,610,000	47,301,000
Curtailment costs (Note 14.6)	134,208,621	10,516,161
Net actuarial losses	49,239,869	263,843
Transfer from liabilities with pensions (Note 14.1)	70,112,300	—

Closing balance of the projected benefit obligation	924,324,397	791,441,961

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2010 and 2009, the movement in accumulated net actuarial losses was as follows:

	2009	2009
	Euro
Opening balance	65,860,712	65,596,869
Change in actuarial assumptions (Note 14.7)	55,628,537	6,917,844
Differences between actual data and actuarial assumptions (Note 14.7)	(6,388,668)	(6,654,001)

Closing balance (Note 41.5)	115,100,581	65,860,712

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.4.  Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2010 and 2009 were as follows:

	Pension benefits (Note 14.1)	Health care benefits (Note 14.2)	Salaries to pre- retired and suspended employees (Note 14.3)	Total
	Euro
Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880
Net periodic pension cost (Note 14.6)	40,472,520	1,857,000	47,301,000	89,630,520
Work force reduction program costs (Note 14.6)	1,575,755	—	10,516,161	12,091,916
Payments, contributions and refunds (Note 14.5)(i)	(110,350,569)	3,235,049	(174,374,456)	(281,489,976)
Net actuarial losses (gains) (Note 14.7)	(46,659,467)	(118,377,791)	263,843	(164,773,415)

Balance as at 31 December 2009	764,851,063	(65,540,099)	791,441,961	1,490,752,925
Net periodic pension cost/(gain) (Note 14.6)	1,406,736	(4,237,718)	39,610,000	36,779,018
Work force reduction program costs (Note 14.6)	4,651,582	2,694,286	134,208,621	141,554,489
Payments, contributions and refunds (Note 14.5)	(36,359,218)	65,427,236	(160,288,354)	(131,220,336)
Net actuarial losses (Note 14.7)	383,011,166	18,423,871	49,239,869	450,674,906
Transfer between pensions and salaries (Notes 14.1 and 14.3)	(70,112,300)	—	70,112,300	—
Unfunded obligations transferred to the Portuguese State (Note 14.1)	(1,021,676,397)	—	—	(1,021,676,397)

Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605

(i)
In 2009, payments and contributions relating to pension benefits include a contribution in kind of several real estate properties amounting to Euro 33,036,928 (Note 14.1) , with the remaining Euro 77,313,641 (Note 14.4) being related to payments and contributions in cash.

        Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

31 December 2010 and 2009, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

	2010	2009
	Euro
Plans with a deficit position:
Pensions	27,700,623	766,130,901
Healthcare	16,767,576	768,659
Salaries to pre-retired and suspended employees	924,324,397	791,441,961

	968,792,596	1,558,341,521

Plans with a surplus position:
Pensions	(1,927,991)	(1,279,839)
Healthcare	—	(66,308,757)

	(1,927,991)	(67,588,596)

	966,864,605	1,490,752,925

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.5.  Cash flows relating to post retirement benefit plans

        During the years ended 31 December 2010, 2009 and 2008, the payments and contributions regarding post retirement benefits were as follows:

	2010	2009	2008
	Euro
Pensions
Contributions to the funds (Note 14.1)	35,535,127	75,740,968	61,162,352
Payments of pensions to pre-retired and suspended employees (Note 14.1)	824,091	1,572,673	2,397,169

Sub total (Note 14.4)	36,359,218	77,313,641	63,559,521

Health care
Refunds (Note 14.2)	(84,309,869)	(26,240,462)	(81,236,674)
Payments of health care expenses (Note 14.2)	18,882,633	23,005,413	23,581,758

Sub total (Note 14.4)	(65,427,236)	(3,235,049)	(57,654,916)

Other payments
Payments of salaries to pre-retired and suspended employees (Note 14.4)	160,288,354	174,374,456	185,498,928
Termination payments (Note 14.6)	3,958,763	2,712,743	5,397,564
Payment to the Portuguese State related to the transfer of pension plans	100,000,000	—	—

Sub total	264,247,117	177,087,199	190,896,492

	235,179,099	251,165,791	196,801,097

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.6.  Post retirement benefit costs

        In 2010, 2009 and 2008, post retirement benefit costs and net work force reduction program costs were as follows:

	2010	2009	2008
	Euro
Post retirement benefits
Pension benefits (Notes 14.1 and 14.4)	1,406,736	40,472,520	10,006,000
Health care benefits (Notes 14.2 and 14.4)	(4,237,718)	1,857,000	(9,495,000)
Salaries (Notes 14.3 and 14.4)	39,610,000	47,301,000	44,248,000
Other(i)	1,430,820	—	—

	38,209,838	89,630,520	44,759,000

Curtailment and settlement costs(ii)
Pensions (Notes 14.1 and 14.4)	4,651,582	1,575,755	6,150,000
Health care (Notes 14.2 and 14.4)	2,694,286	—	3,661,000
Salaries (Notes 14.3 and 14.4)	134,208,621	10,516,161	84,746,601
Termination payments (Note 14.5)	3,958,763	2,712,743	5,397,564

	145,513,252	14,804,659	99,955,165

(i)
This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company's post retirement benefit plans that were transferred to the Portuguese State.

(ii)
Curtailment and settlement costs in 2010 include (1) a loss of Euro 7.5 million (Note 14.1) recognized as a result of the transfer of pension unfunded obligations to the Portuguese State, (2) an extraordinary amortization of prior years' service gains, amounting to Euro 3.1 million (Note 14.1), and (3) redundancy costs totalling Euro 141.1 million, which are mainly related to a redundancy programme approved in the end of 2010.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.7.  Net actuarial losses (gains)

        In 2010, 2009 and 2008, the net actuarial losses (gains) (Notes 14.4 and 41.5) recorded in the Consolidated Statement of Comprehensive Income were as follows:

	2010	2009	2008
	Euro
Changes in actuarial assumptions
Pension benefits (Note 14.1)	345,774,504	52,082,837	(176,486,449)
Health care benefits (Note 14.2)	40,384,304	(60,661,145)	(14,116,000)
Salaries (Note 14.3)	55,628,537	6,917,844	(41,706,729)

Sub-total	441,787,345	(1,660,464)	(232,309,178)

Differences between actual data and actuarial assumptions
Pension benefits (Note 14.1)	37,236,662	(98,742,304)	686,080,026
Health care benefits (Note 14.2)	(21,960,433)	(57,716,646)	120,831,193
Salaries (Note 14.3)	(6,388,668)	(6,654,001)	20,207,131

Sub-total	8,887,561	(163,112,951)	827,118,350

Total (Notes 14.4 and 41.5)	450,674,906	(164,773,415)	594,809,172

        Net actuarial losses and gains recorded in 2010, 2009 and 2008 related to change in actuarial assumptions resulted basically from the changes in the financial and demographic actuarial assumptions detailed above, as follows.

  •
  Net actuarial losses recognized in 2010 amounting to Euro 442 million are primarily related to the reduction in the discount rate (Euro 352 million) and an adjustment in the mortality tables (Euro 100 million);

  •
  Net actuarial gains recognized in 2009 amounting to Euro 2 million include primarily the impacts of the reduction in the discount rate (loss of Euro 99 million), the changes in the disability table (gain of Euro 39 million) and in the percentage of active employees with spouses as additional beneficiaries under the plan (gain of Euro 69 million);

  •
  Net actuarial gains recognized in 2008 amounting to Euro 232 million are mainly related to the increase in the discount rate.

        The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions is as follows:

  •
  Net actuarial losses recognized in 2010 amounting to Euro 9 million include (1) a loss of Euro 76 million related to the difference between actual (2.8%) and expected (6.0%) return on assets and (2) a gain of Euro 67 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations, namely lower health care expenses and differences in the salary growth rate;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

  •
  Net actuarial gains recognized in 2009 amounting to Euro 163 million relate mainly to the difference between actual (15.0%) and expected (6.0%) return on assets (Euro 179 million);

  •
  Net actuarial losses recognized in 2008 amounting to Euro 827 million are basically related to the difference between the actual (-23%) and expected (+6%) return on assets (Euro 800 million).

14.8.  Other disclosures

        The table below presents historical data for a five year period about the present value of projected benefit obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. The detail of this data for all the plans mentioned above as at 31 December 2010, 2009, 2008, 2007 and 2006 and for the years then ended is as follows:

	2010	2009	2008	2007	2006
	Euro
Projected benefit obligations(i)	1,396,705,310	3,836,915,409	3,941,510,416	4,203,125,154	4,562,597,772
Plan assets at fair value(i)	448,145,688	2,369,524,484	2,131,646,536	2,899,144,514	2,908,149,704

Net unfunded obligations	948,559,622	1,467,390,925	1,809,863,880	1,303,980,640	1,654,448,068
Prior years' service gains	18,304,983	23,362,000	25,430,000	25,891,000	19,062,000

Responsibilities for post retirement benefits, net	966,864,605	1,490,752,925	1,835,293,880	1,329,871,640	1,673,510,068

(i)
The decrease in these captions is primarily related to the transfer of the defined benefit pension plans to the Portuguese State, as mentioned above.

	2010	2009	2008	2007	2006
	Euro
Changes in actuarial assumptions	441,787,345	(1,660,464)	(232,309,178)	(150,947,555)	(222,328,000)
Differences between actual data and actuarial assumptions
Projected benefit obligations related	(67,472,319)	15,523,139	26,821,855	(208,946,281)	(80,226,800)
Plan assets related	76,359,880	(178,636,090)	800,296,495	74,656,771	(16,860,413)

Total net actuarial losses (gains)	450,674,906	(164,773,415)	594,809,172	(285,237,065)	(319,415,213)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

15. Other costs, net

        Other costs in the year ended 31 December 2010 amounted to Euro 141,194,008 and include the following one-off items: (1) non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 39) that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions; and (2) expenses incurred for services rendered in relation to the acquisition of an investment in Oi Group amounting to Euro 25 million (Note 47).

16. Net interest expenses

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Interest expense
Related to loans obtained and financial instruments	282,729,191	257,997,581	241,909,451
Other	1,424,231	5,930,533	11,167,510
Interest income
Related to cash, short-term investments and financial instruments	(79,815,461)	(31,390,045)	(43,019,805)
Other	(19,293,026)	(5,046,914)	(4,636,019)

	185,044,935	227,491,155	205,421,137

        The decrease in net interest expenses in 2010 is primarily explained by (1) a reduction in average net debt, following the first installment received from Telefónica in September 2010 related to the disposal of the 50% stake in Brasilcel, and (2) the financial effect on the outstanding receivables from Telefónica in connection with this transaction, which explains the increase in other interest income. These effects were partially offset by an increase in average cost of debt. In 2009, the increase in this caption reflects primarily the impact of the increase in net interest expenses related to loans obtained at group level and is basically explained by the increase in the average net debt (debt minus cash equivalents and short term investments) from the operations in Portugal, following the completion in 2008 of the share buyback programme.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

17. Net gains on financial assets and other investments

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Derivative financial instruments (Note 42)(i)	(740,501)	(5,814,792)	(2,229,015)
Real estate investments(ii)	(792,832)	(940,220)	(840,167)
Disposal of a 3% stake in Africatel(iii)	—	—	(8,822,351)
Other, net	(326,954)	(1,312,556)	(210,594)

	(1,860,287)	(8,067,568)	(12,102,127)

(i)
This caption relates to the change in the fair value of certain free-standing derivatives. Gains recorded in 2009 are primarily explained by a gain of Euro 5,690,132 related to the impact on a free-standing cross currency derivative resulting from the appreciation of the US Dollar against the Euro until April 2009, when this financial instrument was settled. This caption also includes the impact of the change in fair value of interest rate derivatives.

(ii)
This caption includes gains related to rents received from real estate rented to third parties, net of the corresponding amortization of these assets.

(iii)
This caption is related to the disposals in 2008 of a 3% stake in Africatel for the amounts of Euro 13,426,862 (Note 44.d).

18. Net other financial expenses

        The composition of this caption in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Bank commissions and expenses	25,952,241	26,006,598	9,680,173
Other	7,348,289	9,708,953	3,990,013

	33,300,530	35,715,551	13,670,186

19. Income taxes

        Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a rate of 25%, which is increased by a maximum of 1.5% of collectible profit through a municipal tax and, following a change in tax legislation occurred in 2010, by another 2.5% of collectible profit above Euro 2 million, leading to a maximum aggregate tax rate of approximately 29%. In 2009 and 2008, Portugal Telecom and its subsidiaries located in Portugal were subject to an aggregate tax rate of approximately 26.5%.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

19. Income taxes (Continued)

        Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law.

        Subsidiaries located in Brazil are subject to income taxes at a nominal rate of 34%.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2010, considering the provisions recognised by the Company (Note 39).

a)    Deferred taxes

        During the years ended 31 December 2010 and 2009, the movements in deferred tax assets and liabilities were as follows:

		Increases and reductions		Change in tax rate
	Balance 31 Dec 2009	Net income(ii)	Other reserves and accumulated earnings	Net income(ii)(iii)	Other reserves and accumulated earnings	Foreign currency translation adjustments(iv)	Transfers and other movements	Changes in the consolidation perimeter (Note 20)(i)	Balance 31 Dec 2010
	Euro
Deferred tax assets
Accrued post-retirement liability	395,049,525	(7,683,306)	112,672,609	(979,097)	(26,924,481)	—	—	—	472,135,250
Tax losses carryforward	211,674,665	(29,986,431)	—	—	—	18,238,721	—	(199,926,955)	—
Provisions and adjustments	123,278,281	8,382,717	—	3,143,037	—	6,786,636	(65,168)	(82,680,665)	58,844,838
Additional contribution to pension funds	124,179,032	(30,611,749)	—	(1,048,236)	—	—	—	—	92,519,047
Financial instruments	1,114,304	3,343,070	(18,037)	—	—	—	—	—	4,439,337
Other	164,215,321	(7,315,930)	—	(277,578)	—	13,613,254	4,612,194	(149,710,535)	25,136,726

	1,019,511,128	(63,871,629)	112,654,572	838,126	(26,924,481)	38,638,611	4,547,026	(432,318,155)	653,075,198

Deferred tax liabilities
Revaluation of fixed assets	258,470,817	(15,782,658)	—	—	(14,181,908)	—	(94,241)	—	228,412,010
Gains on disposals of investments	2,050,322	(322,381)	—	(105,824)	—	—	—	—	1,622,117
Financial instruments(v)	—	—	15,143,542	—	—	—	—	—	15,143,542
Other(vi)	222,591,195	(43,609,089)	720,691	508,561	(23,354)	20,008,228	717,527	(134,494,091)	66,419,668

	483,112,334	(59,714,128)	15,864,233	402,737	(14,205,262)	20,008,228	623,286	(134,494,091)	311,597,337

		(4,157,501)	96,790,339	435,389	(12,719,219)	18,630,383	3,923,740	(297,824,064)

(i)
Changes in the consolidation perimeter correspond to 50% of Vivo's deferred tax assets and liabilities following the completion of the disposal of the 50% stake in Brasilcel in September 2010.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

19. Income taxes (Continued)

(ii)
The split between continuing and discontinued operations of changes in deferred taxes recorded through net income in 2010 and 2009 is as follows:

	2010	2009
	Euro
Continuing operations	24,867,108	(74,556,616)
Discontinued operations	(28,589,220)	(1,683,596)

	(3,722,112)	(76,240,212)

(iii)
The impacts on net income resulting from changes in tax rate correspond primarily to the revision of the tax rate applicable for certain companies located in Portugal, namely related to the above mentioned increase in the statutory tax rate in Portugal and to the decrease in the tax rate applicable for certain companies that are expected to present tax losses in the following years.

(iv)
Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro up to the completion of the disposal of the 50% stake in Brasilcel.

(v)
The increase in this caption corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007 (Note 35), which was recognized as a result of changes occurred in the Portuguese tax legislation in 2010.

(vi)
Other deferred tax liabilities correspond primarily to the tax effect on unpaid dividends from associated companies.

	Balance 1 Jan 2009 (restated)	Net income	Other comprehensive income	Foreign currency translation adjustments(i)	Transfers and other movements	Balance 31 Dec 2009 (restated)
	Euro
Deferred tax assets
Accrued post-retirement liability	486,352,878	(47,638,398)	(43,664,955)	—	—	395,049,525
Tax losses carryforward	172,831,198	(9,617,812)	—	49,100,037	(638,758)	211,674,665
Provisions and adjustments	91,149,723	17,751,740	—	16,351,942	(1,975,124)	123,278,281
Additional contribution to pension funds	138,567,071	(14,388,039)	—	—	—	124,179,032
Financial instruments	14,380,500	(13,135,260)	205,023	(335,959)	—	1,114,304
Other	129,442,609	38,280	—	32,779,871	1,954,561	164,215,321

	1,032,723,979	(66,989,489)	(43,459,932)	97,895,891	(659,321)	1,019,511,128

Deferred tax liabilities
Revaluation of fixed assets(ii)	290,970,684	(18,809,606)	(12,116,738)	—	(1,573,523)	258,470,817
Gains on disposals of investments	2,378,683	(328,361)	—	—	—	2,050,322
Other	168,843,403	28,388,690	—	27,625,503	(2,266,401)	222,591,195

	462,192,770	9,250,723	(12,116,738)	27,625,503	(3,839,924)	483,112,334

		(76,240,212)	(31,343,194)	70,270,388	3,180,603

(i)
Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)
Following the contributions in kind to the pension funds of certain real estate properties made at the end of 2009, as mentioned in Note 14, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amounts of these assets. This effect, amounting to Euro 12,116,738, was recognised in the Consolidated Statement of Comprehensive Income and, subsequently, the remaining deferred tax liability related to these assets was recognised in the Consolidated Income Statement.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

19. Income taxes (Continued)

        As at 31 December 2010 and 2009, total deferred tax assets include respectively Euro 19 million and Euro 441 million from foreign countries, and total deferred tax liabilities include respectively Euro 64 million and Euro 221 million from foreign countries. As at 31 December 2009, deferred tax assets and liabilities from foreign countries were primarily related to Portugal Telecom's investment in Vivo.

b)    Reconciliation of income tax provision

        The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Income before taxes	332,166,117	892,614,169	818,895,306
Statutory tax rate	29.0%	26.5%	26.5%

	96,328,174	236,542,755	217,007,256
Gain resulting from a corporate reestructuring(i)	(59,045,199)	—	—
Permanent differences(ii)	36,619,875	(56,177,090)	(12,890,872)
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	13,795,652	(1,434,464)	7,555,841
Difference in tax rates(iii)	(8,276,417)	4,846,141	6,648,894
Tax losses from previous periods	4,520,000	(3,823,664)	(5,389,597)
Adjustments to the provision for income taxes of the previous year (Note 28)	(3,697,527)	6,541,389	(6,431,797)
Change in tax rate	(435,389)	—	—
Other	(2,283,321)	(604,910)	(1,740,098)

	77,525,848	185,890,157	204,759,627

Income tax
Income tax-current (Note 28)	102,392,956	111,333,541	141,377,821
Deferred taxes(iv)	(24,867,108)	74,556,616	63,381,806

	77,525,848	185,890,157	204,759,627

(i)
This gain is primarily related to a corporate restructuring of African businesses that resulted in the decrease of deferred tax liabilities related to unpaid dividends from associated companies, following a reduction in the estimated applicable tax rate from 26.5% to 10%.

(ii)
In 2010, this caption is primarily related to the following non-taxable costs: (1) an impairment loss of Euro 28 million relating to the investment in UOL (Note 31), (2) interest expenses incurred by Portugal Telecom in connection with the acquisition of financial investments; and (3) expenses incurred in 2010 for services rendered in relation to the acquisition of an investment in Oi Group (Note 47). In 2009, this caption includes primarily Euro 70,748,542 resulting from the non-taxable gain amounting to Euro 266,975,632 related to the disposal of the investment in Médi Télécom. In

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

19. Income taxes (Continued)

  2008, this caption includes Euro 2,397,005 and Euro 2,304,973 resulting from the non-taxable gains amounting to Euro 9,045,300 and Euro 8,822,351 related to the disposals of the investments in Banco Best and Africatel, respectively.

(iii)
This caption corresponds to the impact related to the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(iv)
The change in this caption is primarily explained by the impact of the corporate restructuring of African businesses (Euro 59 million), as explained above, and a lower reduction in deferred tax assets related to accrued post-retirement liability as a result of lower payments and contributions deductible for tax purposes in 2010.

20. Discontinued operations

        Following the agreement reached with Telefónica on 28 July 2010 for the disposal of Portugal Telecom's 50% stake in Brasilcel, for a total consideration of Euro 7,500 million, Vivo was classified as a discontinued operation. Consequently, financial information relating to the Brazilian mobile business was restated in the consolidated financial statements for the year ended 31 December 2009, in order to be presented as a discontinued operation.

        As mentioned in Notes 1 and 2, the sale was concluded on 27 September 2010, with Portugal Telecom having received Euro 4,500 million on that day and Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million (Note 1), with the remainder of the consideration, amounting to Euro 2,000 million (Note 26), to be received no later than 31 October 2011, in accordance with the terms of the agreement reached with Telefónica.

        Portugal Telecom recognized a net gain of Euro 5,423 million (Note 1) in connection with the sale of Vivo, which includes: (1) Euro 4,390 million corresponding to the difference between the total consideration agreed with Telefónica (Euro 7,500 million) and the carrying value of the investment in Brasilcel on the date of the disposal (Euro 3,110 million); (2) Euro 1,134 million corresponding to the cumulative foreign currency translation adjustments transferred to net income; (3) Euro 47 million related to the difference between the outstanding amounts due by Telefónica as at 27 September 2010 (Euro 3,000 million) and their respective present value (Euro 2,953 million); and (4) Euro 54 million related to legal and financial advisory fees and other costs related to the sale. In accordance with Portuguese tax legislation, the capital gain obtained with the disposal of Vivo is not taxable.

        Net income from discontinued operations in 2010 includes (1) the gain of Euro 5,423 million recognized with the sale, as explained above, (2) Portugal Telecom's 50% stake of Vivo's net income before non-controlling interests up to the conclusion of the sale of this business (Euro 110 million), and (3) positive foreign currency translation adjustments ("CTA's") transferred to net income (Euro 32 million), following share capital reductions undertaken by Brasilcel in 2010 related to

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

repayment of investment made. The detail of net income from discontinued operations for the years ended 31 December 2010 and 2009 is as follows:

	2010	2009	2008
	Euro
Net gain recorded in connection with the disposal of Brasilcel
Capital gain	4,389,916,509	—	—
CTA's transferred to net income following the sale	1,134,159,099	—	—
Impact of the present value of the receivable from Telefónica	(46,753,264)	—	—
Costs related to the sale	(54,281,187)	—	—

	5,423,041,157	—	—
Net income before non-controlling interests of Vivo	110,444,523	60,858,300	81,686,075
CTA's transferred to net income following share capital reductions	31,940,853	21,603,864	—

Net income from discontinued operations	5,565,426,533	82,462,164	81,686,075

        Vivo's results (Portugal Telecom's 50% share) in 2010, up to the conclusion of the sale of this business, and in the year ended 31 December 2009 are as follows:

	2010	2009	2008
	Euro
Revenues	2,593,095,228	3,138,075,094	3,034,300,764

Costs:
Wages and salaries	150,109,495	160,957,440	144,112,660
Direct costs	545,450,454	613,445,841	566,273,589
Commercial costs	555,099,483	721,675,466	795,225,308
Depreciation and amortization (Notes 33 and 34)	530,428,173	719,336,521	620,883,409
Supplies and external services and other costs	567,996,080	700,353,327	702,420,947

Total costs	2,349,083,685	2,915,768,595	2,828,915,913

Income before financial results and taxes	244,011,543	222,306,499	205,384,851
Financial gains and (losses)	(38,752,802)	(113,236,843)	(97,078,641)

Income before income taxes	205,258,741	109,069,656	108,306,210
Provision for income taxes	(94,814,218)	(48,211,356)	(26,620,135)

Net income	110,444,523	60,858,300	81,686,075

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        Assets and liabilities related to discontinued operations on the date of disposal and as at 31 December 2009 are as follows:

	2010	2009
	Euro
Assets:
Current assets	1,456,657,504	1,215,622,389
Intangible assets (Note 33)	3,115,051,129	2,973,562,598
Tangible assets (Note 34)	1,271,300,163	1,305,840,206
Deferred taxes (Note 19)	432,318,155	418,299,378
Other non-current assets	299,323,133	236,379,670

Total assets	6,574,650,084	6,149,704,241

Liabilities:
Current liabilities	1,344,666,287	1,273,655,294
Medium and long-term debt	764,475,652	831,134,229
Deferred taxes (Note 19)	134,494,091	119,187,849
Other non-current liabilities	171,516,849	120,393,458

Total liabilities	2,415,152,879	2,344,370,830

Equity excluding non-controlling interests	3,110,083,492	2,898,407,431
Non-controlling interests	1,049,413,713	906,925,980

Total equity	4,159,497,205	3,805,333,411

Total liabilities and shareholders' equity	6,574,650,084	6,149,704,241

        Cash flows from discontinued operations include the proceeds, net of related expenses, obtained with the disposal of the 50% stake in Brasilcel, which are classified as cash flows from investing activities, and Portugal Telecom's 50% share of Vivo's cash flows. The detail of cash flows from investing activities relating to discontinued operations is as follows:

	2010	2009	2008
	Euro
Disposal of the 50% stake previously held by Portugal Telecom (i)	5,474,967,956	—	—
Share capital reductions at Brasilcel(ii)	89,935,775	73,338,220	—
Proportional consolidation of Vivo's cash flows from investing activities	(191,295,243)	(374,323,574)	(712,292,234)

Cash flow from investing activities	5,373,608,488	(300,985,354)	(712,292,234)

(i)
This caption includes Euro 5,500 million (Note 1) related to the first and second instalments received from Telefónica in connection with the disposal of the 50% stake in Brasilcel, net of related expenses.

(ii)
This caption corresponds to cash receipts resulting from share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are included in Vivo's cash flows from financing activities, as detailed below.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

20. Discontinued operations (Continued)

        Portugal Telecom's 50% stake of the cash flows of Vivo in 2010, up to the conclusion of the sale of this business, and in the year ended 31 December 2009 is as follows:

	2010	2009	2008
	Euro
OPERATING ACTIVITIES
Collections from clients	2,893,087,731	3,460,315,478	3,283,155,740
Payments to suppliers	(1,863,175,077)	(2,203,235,794)	(2,326,159,150)
Payments to employees	(152,705,823)	(166,882,518)	(125,177,095)
Payments relating to income taxes	(25,099,067)	(23,362,326)	(14,772,413)
Payments relating to indirect taxes and other	(249,074,381)	(220,595,115)	(178,819,838)

Cash flow from operating activities	603,033,383	846,239,725	638,227,244

INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529	27,648,483	44,999,626
Other investing activities	5,616,759	12,861,648	—

	16,966,288	40,510,131	44,999,626

Payments resulting from:
Financial investments	(207,313,414)	—	(346,203,049)
Tangible and intangible assets	—	(411,097,814)	(396,478,850)
Other investing activities	(948,117)	(3,735,891)	(14,609,961)

	(208,261,531)	(414,833,705)	(757,291,860)

Cash flow from investing activities	(191,295,243)	(374,323,574)	(712,292,234)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466	353,878,572	615,143,060
Increases in share capital and paid-in surplus	—	13,455,882	685,193
Other financing activities	3,299,354	30,329,429	7,439,129

	175,877,820	397,663,883	623,267,382

Payments resulting from:
Loans repaid	(336,418,441)	(775,524,360)	(360,927,703)
Interest and related expenses	(74,696,080)	(179,054,648)	(142,461,078)
Dividends	(32,706,668)	(47,914,412)	(8,728,728)
Share capital reductions	(89,935,775)	(73,338,220)	—
Other financing activities	—	—	(44,851,410)

	(533,756,964)	(1,075,831,640)	(556,968,919)

Cash flow from financing activities	(357,879,144)	(678,167,757)	66,298,463

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

21. Non-controlling interests

        During the years ended 31 December 2010 and 2009, the movements in non-controlling interests were as follows:

	Balance 31 Dec 2009 (restated)	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2010
	Euro
Brasilcel(ii)	906,925,980	(1,049,413,713)	61,299,227	—	81,188,506	—	—
MTC	67,246,405	—	24,874,186	(27,926,299)	14,381,448	—	78,575,740
Cabo Verde Telecom	52,146,099	—	14,169,848	(22,818,501)	—	(328,686)	43,168,760
Africatel	23,710,534	(7,363,103)	33,865,108	—	11,985,478	256,835	62,454,852
Dedic(iii)	—	8,666,366	250,722	—	1,010,553	4,500	9,932,141
Timor Telecom	9,082,848	—	8,037,518	(6,141,784)	595,548	14	11,574,144
CST	2,188,308	—	448,446	(410,351)	29,934	—	2,256,337
LTM	1,572,039	—	1,049,728	(858,612)	95,996	(45,724)	1,813,427
Previsão	759,283	—	(181,409)	—	—	45	577,919
Kenya Postel Directories	1,512,151	—	863,894	(719,634)	(4,208)	25,394	1,677,597
Other	3,991,565	—	3,194,567	(2,608,539)	52,864	35,199	4,665,656

	1,069,135,212	(1,048,110,450)	147,871,835	(61,483,720)	109,336,119	(52,423)	216,696,573

(i)
Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)
The movement in Brasilcel under the caption "Acquisitions, disposals and share capital increases (reductions)" corresponds to Vivo's non-controlling interests as of the date this business was disposed.

(iii)
The movement in Dedic under the caption "Acquisitions, disposals and share capital increases (reductions)" resulted from the acquisition of GPTI, as the purchase price included the issuance of shares of Dedic corresponding to a 12.5% stake (Note 2).

	Balance 1 Jan 2009 (restated)	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2009 (restated)
	Euro
Brasilcel(ii)	823,725,500	(91,595,489)	42,594,986	(103,314,015)	236,767,151	(1,252,153)	906,925,980
MTC	54,468,291	—	22,381,879	(23,067,593)	13,463,828	—	67,246,405
Cabo Verde Telecom	48,919,469	—	17,370,603	(14,141,494)	—	(2,479)	52,146,099
Africatel	19,777,686	—	11,287,265	(5,100,000)	(2,103,206)	(151,211)	23,710,534
Timor Telecom	8,337,633	—	5,933,700	(5,101,041)	(82,868)	(4,576)	9,082,848
CST	1,782,031	—	745,093	(106,296)	(242,079)	9,559	2,188,308
LTM	1,814,965	—	978,883	(919,698)	(487,509)	185,398	1,572,039
Previsão	766,210	—	558	—	—	(7,485)	759,283

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

21. Non-controlling interests (Continued)

	Balance 1 Jan 2009 (restated)	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2009 (restated)
	Euro
Kenya Postel Directories	1,272,946	—	772,810	(506,213)	(16,615)	(10,777)	1,512,151
Other	3,345,664	311,246	2,386,256	(1,790,346)	(47,344)	(213,911)	3,991,565

	964,210,395	(91,284,243)	104,452,033	(154,046,696)	247,251,358	(1,447,635)	1,069,135,212

(i)
Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)
The movement in Brasilcel under the caption "Acquisitions, disposals and share capital increases (reductions)" includes an amount of Euro 103,641,467 (Note 41.5) related to the corporate restructuring undertaken by Vivo Participações in July 2009, which consisted of the merger of shares of Telemig Celular into Telemig Celular Participações and the merger of shares of Telemig Celular Participações into Vivo Participações.

22. Dividends

        On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per shares relating to year 2007. Accordingly, dividends amounting to Euro 533,200,884 (Note 44. g) were paid in 2008.

        On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008. Accordingly, dividends amounting to Euro 503,626,688 (Note 44.g) were paid in 2009.

        On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2009. Accordingly, dividends amounting to Euro 503,626,688 (Note 44.g) were paid in 2010.

        In addition, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company paid to its shareholders in December 2010 an advance over 2010 profits totalling Euro 875,872,500 (Note 44.g), equivalent to a dividend of 1 Euro per share.

        The advance over 2010 profits mentioned above was paid under a new shareholder remuneration policy announced by Portugal Telecom following the disposal of the stake previously held in Brasilcel and in anticipation of the proposed investment in Oi Group. This policy includes: (1) an extraordinary dividend per share of Euro 1.65 related to the year 2010, of which Euro 1.00 per share was paid in December 2010 and the remaining Euro 0.65 cents will be paid in 2011 subject to Annual Shareholders' Meeting approval; and (2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, which is also subject to Annual Shareholders' Meeting approval.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

23. Earnings per share

        Earnings per share for the years 2010, 2009 and 2008 were computed as follows:

		2010	2009	2008
		Euro
Income from continuing operations, net of non-controlling interests	(1)	168,067,661	644,866,965	546,278,050
Income from discontinued operations, net of non-controlling interests	(2)	5,504,127,306	39,867,178	29,822,069

Net income attributable to equity holders of the parent	(3)	5,672,194,967	684,734,143	576,100,119
Financial costs related to exchangeable bonds (net of tax)	(4)	28,631,462	30,153,400	29,761,969

Net income considered in the computation of the diluted earnings per share	(5)	5,700,826,429	714,887,543	605,862,088

Weighted average common shares outstanding in the period	(6)	875,872,500	875,872,500	907,096,629
Effect of the exchangeable bonds		64,655,173	64,655,173	64,655,173

	(7)	940,527,673	940,527,673	971,751,802

Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.19	0.74	0.60
Diluted	[(1)+(4)]/(7)	0.19	0.72	0.59
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	6.28	0.05	0.03
Diluted	(2)/(7)	5.85	0.04	0.03
Earnings per share attributable to the equity holders of the parent
Basic	(3)/(6)	6.48	0.78	0.64
Diluted	(5)/(7)	6.06	0.76	0.62

        Dilutive effects in 2010, 2009 and 2008 are related to the impact of the exchangeable bonds issued on August 2007.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

24. Short-term investments

        This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions.

25. Accounts receivable—trade

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Current accounts receivable—trade:
Accounts receivable from customers	1,165,301,965	1,512,618,691
Unbilled revenues	212,658,107	270,250,780

Sub-total	1,377,960,072	1,782,869,471
Adjustments for doubtful accounts receivable—trade (Note 39)	(323,931,472)	(384,005,127)

	1,054,028,600	1,398,864,344

        The reduction in this caption is primarily explained by Vivo's contribution as at 31 December 2009 amounting to Euro 485 million, as Portugal Telecom no longer proportional consolidated Vivo's assets and liabilities as at 31 December 2010, partially offset by an increase in trade receivables at operations in Portugal.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

26. Accounts receivable—other

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Current accounts receivable—other
Receivable from Telefónica(i)	1,967,387,207	—
Receivables from related parties(ii)	254,607,148	64,932,314
Accrued interest income(iii)	37,429,783	892,397
Advances to suppliers	25,720,865	33,471,228
Contributions from SNS(iv)	8,711,396	8,711,396
Trial deposits(v)	1,629	27,646,138
Other	54,082,194	45,426,085

Sub-total	2,347,940,222	181,079,558
Adjustments for other current accounts receivable (Note 39)	(17,844,605)	(11,371,834)

	2,330,095,617	169,707,724

Other non-current accounts receivable	17,661,730	11,146,480
Adjusments for other non-current accounts receivable (Note 39)	—	(2,301,245)

	17,661,730	8,845,235

(i)
This caption corresponds to the present value of the Euro 2,000 million (Note 20) outstanding receivable from Telefónica in connection with the disposal of the 50% stake in Brasilcel, which shall be received no later than 31 October 2011.

(ii)
This caption includes primarily dividends receivable from Unitel. In 2010, Unitel attributed dividends to Portugal Telecom totalling $US 332.5 million (Note 31), including an ordinary dividend of US$ 175 million related to the year 2009 and an extraordinary dividend of $US 157.5 million related to unpaid dividends from previous years, both of which are due as at 31 December 2010, equivalent to Euro 249 million (Note 45). In 2009, Unitel attributed dividends to Portugal Telecom related to the year 2008 amounting to US$ 150 million, of which US$ 90 million were received in 2009 (Note 44.e) and the remaining US$ 60 million (Notes 44.e and 45), which were recognised as an account receivable amounting to Euro 42 million as at 31 December 2009 (Note 45), and were subsequently received in 2010.

(iii)
The increase in this caption is primarily explained by the increase in cash and cash equivalents following the proceeds received under the disposal of the 50% stake in Brasilcel.

(iv)
These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity co-financed the plan. This agreement was terminated during

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

26. Accounts receivable—other (Continued)

  2006 under a restructuring of the Health Care Plan. In order to cover the recoverability risk, these receivables are fully adjusted for as at 31 December 2010.

(v)
The balance of this caption as at 31 December 2009 was basically related to Vivo.

  27. Inventories

          As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Merchandise(i)	98,466,392	228,572,115
Raw materials and consumables	41,162,690	42,211,966
Work in progress	8,631,552	8,884,680

Sub-total	148,260,634	279,668,761
Adjustments for obsolete and slow-moving inventories (Note 39)	(46,744,879)	(39,791,436)

	101,515,755	239,877,325

(i)
As at 31 December 2010, this caption includes mainly mobile terminal equipments from TMN and telephones, modems (internet access through ADSL), and set-top boxes from the wireline business. The reduction in this caption is primarily related to the disposal of Vivo, which had merchandise amounting to Euro 91 million as at 31 December 2009.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

  28. Taxes receivable and payable

          As at 31 December 2010 and 2009, this caption consists of:

	2010		2009
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes
Operations in Portugal
Value-added tax	16,788,500	12,166,324	10,725,838	42,958,244
Income taxes	6,556,347	3,051,817	52,190,849	16,238,244
Personnel income tax witholdings	—	2,512,405	—	6,446,569
Social Security Contributions	—	7,395,470	—	6,098,066
Other	—	443,307	—	749,773

	23,344,847	25,569,323	62,916,687	72,490,896
Taxes in foreign countries	14,200,474	31,841,517	191,848,837	221,400,469

	37,545,321	57,410,840	254,765,524	293,891,365

Non-current taxes
Taxes in foreign countries	267,622	3,805,301	196,429,460	59,217,420

          As at 31 December 2010 and 2009, the composition of the caption "Taxes in foreign countries", which was primarily related to 50% of taxes receivable and payable by Brasilcel's subsidiaries, is as follows:

	2010		2009
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes:
Income taxes	5,905,999	20,631,947	26,350,774	30,605,091
Indirect taxes	—	121,175	155,880,038	163,748,829
Other	8,294,475	11,088,395	9,618,025	27,046,549

	14,200,474	31,841,517	191,848,837	221,400,469

Non-current taxes:
Income taxes	—	1,694,724	145,736,818	1,207,087
Indirect taxes	267,622	2,110,577	50,692,642	58,010,333

	267,622	3,805,301	196,429,460	59,217,420

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

          As at 31 December 2010 and 2009, the net balance of the caption "Income taxes" from operations in Portugal is made up as follows:

	2010	2009
	Euro
Current income taxes of the operations in Portugal recorded in the balance sheet	(59,230,043)	(83,407,633)
Payments on account	56,400,355	107,947,186
Witholding income taxes, net	5,050,040	2,984,862
Income taxes receivable	1,284,178	8,428,190

Income tax receivable from operations in Portugal	3,504,530	35,952,605

          The reconciliation between current income taxes recorded in the Company's Consolidated Statement of Financial Position as at 31 December 2010 and 2009 and current income tax expense for the periods then ended, is as follows:

	2010	2009
	Euro
Current income taxes of the operations in Portugal recorded in the balance sheet	59,230,043	83,407,633
Foreign current income taxes of international subsidiaries	37,302,594	25,436,727
Excess provision for income taxes of the previous year (Note 19)	(3,697,527)	6,541,389
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	13,795,652	(1,434,464)
Other	3,980,384	55,523

	110,611,146	114,006,808

          The current income tax expense was recorded in the following captions:

	2010	2009
	Euro
Income taxes (Note 19)	102,392,956	111,333,541
Accumulated earnings	11,784,150	2,673,267
Discontinued operations(i)	(3,565,960)	—

	110,611,146	114,006,808

(i)
This caption corresponds to the tax effect on certain costs related to the sale of Brasilcel, which accordingly was included under the caption "Net income from discontinued operations".

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

  29. Prepaid expenses

          As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Marketing and publicity expenses paid in advance(i)	6,366,138	29,508,842
Telephone directories	4,661,786	12,481,437
Rentals	5,984,088	8,536,475
Maintenance and repairs	5,881,592	3,654,121
Interest paid in advance	1,944,918	2,116,189
Sales of equipment(i)	—	59,416,705
Other	14,779,278	21,548,758

	39,617,800	137,262,528

(i)
The reduction in these captions is primarily explained by Vivo's contribution as at 31 December 2009, as Portugal Telecom no longer consolidated Vivo's assets and liabilities as at 31 December 2010.

30. Other current and non-current assets

        As at 31 December 2010 and 2009, these captions are made up as follows:

	2010	2009
	Euro
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 40)	24,558,468	20,201,231
Other	1,088,533	1,990,138

	25,647,001	22,191,369

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 40)	273,592,641	276,544,156
Other(i)	1,048,115	37,659,398

	274,640,756	314,203,554

(i)
The reduction in this caption is primarily explained by Vivo's contribution as at 31 December 2009 amounting to Euro 34 million, as Portugal Telecom no longer consolidated Vivo's assets and liabilities as at 31 December 2010.

        As explained in Note 3.l.ix, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable (Notes 30 and 40) by the same amount relating to the sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity. In addition Portugal Telecom has issued letters of credit under these transactions (Note 43).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

31. Investments in group companies

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Investments in associated companies	233,382,020	396,437,713
Goodwill, net of impairment losses	110,252,939	170,168,216
Loans granted to associated companies and other companies	15,946,116	23,566,794
Investments in other companies	1,876,527	2,537,325
Advances for investments	60,000	4,500,000

	361,517,602	597,210,048

        In 2010, following an agreement reached with a third party for the disposal of Portugal Telecom's 28.78% stake in UOL for a total amount of R$ 356 million (equivalent to Euro 160.5 million as at 31 December 2010), which was concluded in January 2011 (Note 47), Portugal Telecom classified the investment in UOL as a non-current asset held for sale, included under current assets. Accordingly, the carrying value of this investment was adjusted to its recoverable value, amounting to Euro 160,448,046 as at 31 December 2010, including the Company's share in the shareholders' equity of UOL (Euro 120,576,690) and goodwill related to this investment (Euro 39,871,356).

        As at 31 December 2010 and 2009, the caption "Investments in associated companies" consists of:

	2010	2009
	Euro
Unitel(i)	178,567,914	262,363,774
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")(ii)	43,887,468	29,050,716
Páginas Amarelas, SA ("Páginas Amarelas")	5,378,105	4,531,768
Hungaro Digitel KFT	3,261,164	3,360,824
INESC—Instituto de Engenharia de Sistemas e Computadores(iii)	2,992,788	2,992,788
UOL(iv)	—	94,157,510
Guiné Telecom, SARL(v)	—	2,907,534
Other companies	2,287,369	2,973,120

	236,374,808	402,338,034
Adjustments for investments in associated companies (Note 39)	(2,992,788)	(5,900,321)

	233,382,020	396,437,713

(i)
The change in the carrying value of this investment is explained by Portugal Telecom's share in the earnings of Unitel (Euro 146 million) and dividends attributed by this associated company totalling (Euro 260 million, equivalent to $US 332.5 million—

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

  Note 26), and also by the impact of the appreciation of the US Dollar against the Euro in 2010 (Euro 31 million).

(ii)
The increase in the carrying value of this investment is primarily explained by Portugal Telecom's share in the earnings of CTM (Euro 21 million), partially offset by dividends attributed by this associated company amounting to Euro 8 million.

(iii)
As at 31 December 2010, this investment is fully adjusted for.

(iv)
As mentioned above, the Company's share in the shareholders' equity of UOL as at 31 December 2010 amounting to Euro 120,576,690 was included under the caption "Non-current assets held for sale", following the agreement for the disposal of this associated company. The change in the carrying value of this investment in 2010 is basically explained by Portugal Telecom's share in the earnings of UOL (Euro 12 million) and by the impact of the appreciation of the Brazilian Real against the Euro in 2010 (Euro 13 million).

(v)
This investment, which was fully adjusted for as at 31 December 2009, was sold during the year ended 31 December 2010 for an amount of Euro 0.2 million.

        As at 31 December 2010 and 2009, the caption "Goodwill, net of impairment losses" consists of:

	2010	2009
	Euro
Páginas Amarelas	83,754,434	83,754,434
Unitel	26,498,505	26,498,505
UOL(i)	—	59,915,277

	110,252,939	170,168,216

(i)
As mentioned above, goodwill related to this investment as at 31 December 2010 amounting to Euro 39,871,356 was included under the caption "Non-current assets held for sale", following the agreement for the disposal of this associated company. Accordingly, in 2010, in order to adjust the carrying value of the total investment in UOL to its recoverable amount, Portugal Telecom recognized an impairment loss of Euro 28 million (Notes 7 and 19) on the goodwill related to this associated company.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        Loans granted to associate companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Sportinveste Multimédia(i)	33,618,668	35,318,668
INESC	3,018,566	3,104,531
SIRESP	4,292,800	4,179,410
Other	3,165,153	931,675

	44,095,187	43,534,284
Adjustments for loans granted to associated and other companies (Note 39)	(2,588,741)	(2,588,741)
Adjustments related to the equity accounting on financial investments (Note 39)(ii)	(25,560,330)	(17,378,749)

	15,946,116	23,566,794

(i)
In 2010, Sportinveste Multimédia repaid shareholder loans amounting to Euro 1,700,000. Accordingly, the balance of this caption as at 31 December 2010 includes Euro 30,023,168 of additional paid-in capital contributions and Euro 3,595,500 of shareholder loans granted to this associated company.

(ii)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2010 and 2009 are related to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company. As at 31 December 2010 and 2009, the Group has recorded provisions amounting to Euro 1,518,114 and Euro 4,672,403 (Note 39), respectively.

        As at 31 December 2010 and 2009, the caption "Investment in other companies" consisted of:

	2010	2009
	Euro
Janela Digital	1,592,652	1,830,571
Other companies	2,930,657	3,271,781

Sub-total	4,523,309	5,102,352
Adjustments for investments in group companies (Note 39)	(2,646,782)	(2,565,027)

	1,876,527	2,537,325

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        The composition of the profit and loss caption "Equity in earnings of associated companies, net" in the years ended 31 December 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Euro
Unitel	145,852,610	152,639,642	122,633,994
CTM	21,463,141	18,649,192	16,768,832
UOL(i)	(14,300,133)	10,603,315	11,421,337
Sportinveste Multimédia(ii)	(8,181,581)	(256,337)	(579,147)
Médi Télécom(iii)	—	277,661,123	12,400,605
Banco Best(iv)	—	—	8,832,460
Other	(3,124,933)	(3,253,390)	(502,684)

	141,709,104	456,043,545	170,975,397

(i)
In 2010, as explained above, this caption includes an impairment loss of Euro 28 million recognized in order to adjust the carrying value of this investment to its recoverable amount obtained through a sale transaction that was concluded in January 2011 (Note 47).

(ii)
In 2010, Portugal Telecom recognized an impairment loss of Euro 8.0 million on the investment in this associated company following an impairment analysis made to this investment. The related recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The recoverable amount was computed for a minimum and maximum value of the discount rate applied to the projected cash flows (7.7% and 9.7%) and of the growth rate used to extrapolate cash flow projections beyond the period covered by the forecasts (2.5% and 3.0%).

(iii)
In 2009, this caption includes Portugal Telecom's share in the earnings of this company amounting to Euro 10,685,491 and a capital gain of Euro 266,975,632 (Notes 1, 7 and 19) related to the disposal of the investment in this company, which is net of transaction expenses and guarantees given to the buyers. The disposal of this investment was concluded in December 2009 and Portugal Telecom received total proceeds of Euro 400 million (Note 44.d) in connection with this transaction.

(iv)
In 2008, this caption includes a gain of Euro 9,045,300 (Nota 17) related to the disposal of this investment for Euro 16 million (Note 44.d).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

31. Investments in group companies (Continued)

        A summarized financial data of the main associated companies as at 31 December 2010 and 2009 and for the years then ended is presented below:

2010	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	1,848,005,721	1,133,734,065	714,271,656	1,132,798,948	583,410,440
UOL	28.78%	575,136,817	156,143,886	418,992,931	248,604,332	47,522,625
CTM	28.00%	223,196,354	66,455,397	156,740,957	260,085,092	76,654,075

2009	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	1,589,575,075	540,119,979	1,049,455,096	1,119,871,060	610,558,568
UOL	28.78%	416,137,060	88,948,355	327,188,705	209,446,050	36,845,546
CTM	28.00%	155,382,354	51,629,797	103,752,557	219,169,241	66,604,257

        As required by SEC rules, considering the impact in the consolidated net income of Portugal Telecom's share in the earnings of Unitel, additional financial data about this associated company is disclosed below (amounts stated in millions of Euro):

	2010	2009
	Euro
Balance sheet data:
Current assets	858.2	741.1
Tangible assets	606.6	492.5
Financial investments	356.7	330.8
Intangible assets	26.5	25.2

Total assets	1,848.0	1,589.6

Current liabilities	1,118.3	507.5
Medium and long-term debt	15.5	30.1
Other non-current liabilities	—	2.5

Total liabilities	1,133.7	540.1

Income statement data:
Revenues	1,132.8	1,119.9
Costs	614.9	522.1

Income before financial results and taxes	517.9	597.7
Financial results	65.5	12.8

Income before income taxes	583.4	610.6
Minus: Income taxes	—	—

Net income	583.4	610.6

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

32. Other investments

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Real estate investments, net of accumulated amortisation	15,145,809	13,793,420
Other financial investments	2,970,750	7,753,328

	18,116,559	21,546,748
Adjustments for other investments (Note 39)	(411,902)	(4,471,507)
Adjustments for real estate investments (Note 39)	(24,043)	(189,316)

	17,680,614	16,885,925

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets. As at 31 December 2010, the total carrying value of real estate assets with acquisition cost above Euro 50,000 amounted to Euro 12 million and the corresponding fair value amounted to Euro 16 million.

        PT Comunicações received rents from lease contracts in 2010 and 2009 amounting to Euro 1,358,560 and Euro 1,509,850, respectively. During the years ended 31 December 2010 and 2009, amortization costs amounted to Euro 565,728 and Euro 569,630 respectively, and no impairment losses were recognized. Rents received net of amortization costs are included under the caption "Net gains on financial assets and other investments".

        As at 31 December 2010 and 2009, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2010	2009
	Euro
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	617,224	617,224
Other	1,056,651	5,839,229

Sub-total	2,970,750	7,753,328
Adjustments for other investments (Note 39)	(411,902)	(4,471,507)

	2,558,848	3,281,821

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

33. Intangible assets

        During the years ended 31 December 2010 and 2009, movements in intangible assets were as follows:

	Balance 31 Dec 2009 (restated)	Increases	Foreign currency translation adjustments	Transfers and other movements	Changes in the consolidation perimeter	Balance 31 Dec 2010
	Euro
Cost
Industrial property and other rights	5,028,444,726	122,265,148	353,788,551	32,218	(4,176,916,941)	1,327,613,702
Goodwill	1,162,224,812	48,881,931	90,991,241	(2,763,037)	(882,719,789)	416,615,158
Other intangible assets	38,569,669	3,120,329	737,406	(3,660,755)	(8,939,581)	29,827,068
In-progress intangible assets	29,918,739	42,292,828	2,343,027	(24,530,042)	(23,942,676)	26,081,876

	6,259,157,946	216,560,236	447,860,225	(30,921,616)	(5,092,518,987)	1,800,137,804

Accumulated depreciation
Industrial property and other rights	2,155,816,362	293,145,320	157,739,620	32,973,190	(1,970,436,544)	669,237,948
Other intangible assets	29,038,386	5,493,520	558,291	(8,856,139)	(7,026,786)	19,207,272

	2,184,854,748	298,638,840	158,297,911	24,117,051	(1,977,463,330)	688,445,220

	4,074,303,198	(82,078,604)	289,562,314	(55,038,667)	(3,115,055,657)	1,111,692,584

	Balance 1 Jan 2009 (restated)	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2009 (restated)
	Euro
Cost
Industrial property and other rights	3,928,768,010	165,400,468	827,798,882	106,477,366	5,028,444,726
Goodwill	942,192,125	—	195,269,553	24,763,134	1,162,224,812
Other intangible assets	35,019,998	1,270,552	1,723,070	556,049	38,569,669
In-progress intangible assets	43,396,397	67,049,124	15,165,858	(95,692,640)	29,918,739

	4,949,376,530	233,720,144	1,039,957,363	36,103,909	6,259,157,946

Accumulated depreciation
Industrial property and other rights	1,439,547,564	364,395,187	329,948,076	21,925,535	2,155,816,362
Other intangible assets	23,591,236	5,770,344	1,230,612	(1,553,806)	29,038,386

	1,463,138,800	370,165,531	331,178,688	20,371,729	2,184,854,748

	3,486,237,730	(136,445,387)	708,778,675	15,732,180	4,074,303,198

        Changes in the consolidation perimeter in 2010 are primarily related to the sale of the 50% stake in Brasilcel, which had net intangible assets amounting to Euro 3,115,051,129 as at the date this investment was sold (Note 20). Other changes in consolidation perimeter relate to the disposal of a 35.6% stake in PT Prime Tradecom (Exhibit I).

        Foreign currency translation adjustments in 2010 and 2009 are mainly related to the appreciation of the Real against the Euro.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

33. Intangible assets (Continued)

        The split of increases in intangible assets between continuing and discontinued operations is as follows:

	2010	2009
	Euro
Cost
Continuning operations
Capital expenditures (Note 7)	106,345,704	120,657,923
Additional commitmennts under TMN's UMTS license (Note 7.b)	—	11,500,000
Goodwill (Note 2.b)	48,881,931	—
Discontinued operations	61,332,601	101,562,221

	216,560,236	233,720,144

Accumulated depreciation
Continuning operations	113,065,768	94,455,816
Discontinued operations (Note 20)	185,573,072	275,709,715

	298,638,840	370,165,531

	(82,078,604)	(136,445,387)

        As at 31 December 2010, the net carrying value of the caption "Industrial property and other rights" includes mainly the following items:

  •
  Euro 290 million related to a UMTS license obtained by TMN in 2000, corresponding to a gross amount of Euro 394 million net of accumulated depreciation of Euro 104 million. The gross amount includes primarily:

  (i)
  Euro 133 million related to the acquisition of the UMTS license in 2000;

  (ii)
  Euro 242 million capitalized in 2007, following the commitment assumed by TMN and the other mobile operators in 2000 of making contributions to the information society during the period through the maturity of the license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the "E Initiatives", which is a programme led by the Government to offer laptops and discounts in internet services to school teachers and students), and therefore Portugal Telecom recognized as a license cost in 2007 the amount of these contributions at its net present value;

  (iii)
  Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license (Note 7.b).

  •
  Euro 216 million related to the acquisition of the Basic Network from the Portuguese State, including a gross amount capitalised in 2002 amounting to Euro 339 million;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

33. Intangible assets (Continued)

  •
  Euro 35 million related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

  •
  Euro 44 million related to software licenses; and

  •
  Euro 24 million related to contracts signed by PT Comunicações for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

        As at 31 December 2010 and 2009, the goodwill related to subsidiaries was as follows:

	2010	2009
	Euro
Wireline business	270,955,133	270,955,133

Vivo(i)	—	810,365,807

Other businesses (Note 7.c)
MTC(ii)	77,972,985	64,788,641
GPTI(iii)	51,571,809	—
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Other	34,019	34,019

	145,660,025	80,903,872

	416,615,158	1,162,224,812

(i)
Following the sale of the 50% stake in Brasilcel completed in September 2010, goodwill related to the Brazilian mobile business is no longer consolidated as at 31 December 2010.

(ii)
The change in this caption is primarily related to the impact of the appreciation of the Namibian Dollar against the Euro during the year ended 31 December 2010.

(iii)
This caption is related to the goodwill generated in the acquisition of GPTI, which amounted to Euro 48,881,931 (Note 2). The appreciation of the Brazilian Real against the Euro in 2010 resulted in the increase of this goodwill to the amount recorded as at 31 December 2010.

        For the goodwill related to the wireline business, which resulted from the acquisition of several companies that were included in this operating segment, some of which were subsequently merged, the Company monitors goodwill at the operating segment level, based on the following factors:

  •
  The existence of significant shared costs, such as management, accounting, advertising, commercial, administrative services and information systems;

  •
  Purchases are made on a centralized basis for the entire wireline business;

  •
  The interdependence of the assets (fixed line network and real estate assets) and the fact that all the businesses included in the wireline segment (the Internet service provider, international calls

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

33. Intangible assets (Continued)

    and data & corporate businesses) are supported by the same network and technical buildings. Moreover, these assets would effectively need to be disposed of together in a hypothetical sale of the Wireline business; and

  •
  The recent trend observed in the sector, and specifically at Portugal Telecom, of the convergence between mobile and fixed technologies in order to obtain additional synergies.

        For the goodwill related to other businesses, Portugal Telecom also concluded that the Company's share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from the other investments.

        For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to the reportable business segments (Note 7). The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Assumptions	Wireline	Other businesses
Growth rates	0.5% - 1.0%	0.5% to 2.5% - 1.0% to 3.0%
Discount rates	8.2% - 10.2%	8.2% to 13.3% - 9.7% to 15.3%

        The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company's management has concluded that as at 31 December 2010 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

34. Tangible assets

        During the years ended 31 December 2010 and 2009, movements in tangible assets were as follows:

	Balance 31 Dec 2009 (restated)	Increases	Foreign currency translation adjustments	Transfers and other movements	Changes in the consolidation perimeter	Balance 31 Dec 2010
	Euro
Cost
Land	127,806,363	61,325,452	1,825,338	(4,018,787)	(21,893,342)	165,045,024
Buildings and other constructions	661,037,717	198,638,310	9,136,606	3,374,353	(66,831,441)	805,355,545
Basic equipment	13,570,504,676	506,051,400	388,281,961	(192,945,229)	(4,150,214,502)	10,121,678,306
Transportation equipment	76,106,527	18,550,988	487,067	(10,758,853)	(3,433,780)	80,951,949
Tools and dies	28,890,634	1,715,488	999,606	272,302	(6,359,021)	25,519,009
Administrative equipment	1,204,106,756	58,560,167	21,571,543	25,800,934	(247,593,971)	1,062,445,429
Other tangible assets	52,210,185	1,425,664	432,544	219,753	(4,056)	54,284,090
In-progress tangible assets	267,196,605	284,732,803	8,618,833	(266,077,212)	(73,047,062)	221,423,967
Advances to suppliers of tangible assets	258,046	286,798	(18,078)	(15,641)	—	511,125

	15,988,117,509	1,131,287,070	431,335,420	(444,148,380)	(4,569,377,175)	12,537,214,444

Accumulated depreciation
Land	9,664,867	—	—	(171,537)	—	9,493,330
Buildings and other constructions	232,518,473	49,285,353	3,549,050	(10,342,185)	(21,246,514)	253,764,177
Basic equipment	9,758,891,480	838,494,142	271,546,107	(426,615,587)	(3,090,239,667)	7,352,076,475
Transportation equipment	45,159,957	13,048,903	231,781	(8,911,117)	(1,976,840)	47,552,684
Tools and dies	23,310,019	1,722,406	494,489	(453,924)	(4,612,563)	20,460,427
Administrative equipment	1,031,598,761	86,163,040	14,726,484	(18,115,030)	(179,597,951)	934,775,304
Other tangible assets	43,105,752	1,643,302	82,305	(25,854)	(326,872)	44,478,633

	11,144,249,309	990,357,146	290,630,216	(464,635,234)	(3,298,000,407)	8,662,601,030

	4,843,868,200	140,929,924	140,705,204	20,486,854	(1,271,376,768)	3,874,613,414

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

34. Tangible assets (Continued)

	Balance 1 Jan 2009 (restated)	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2009 (restated)
	Euro
Cost
Land	125,840,884	5,834,493	3,721,771	(7,590,785)	127,806,363
Buildings and other constructions	725,181,974	19,889,743	17,148,489	(101,182,489)	661,037,717
Basic equipment	11,954,096,111	533,612,163	860,281,573	222,514,829	13,570,504,676
Transportation equipment	76,118,355	16,540,246	593,257	(17,145,331)	76,106,527
Tools and dies	25,377,080	1,347,121	1,853,257	313,176	28,890,634
Administrative equipment	1,082,255,636	60,403,058	47,868,464	13,579,598	1,204,106,756
Other tangible assets	52,929,865	2,403,902	(91,144)	(3,032,438)	52,210,185
In-progress tangible assets	308,335,009	406,745,683	60,251,812	(508,135,899)	267,196,605
Advances to suppliers of tangible assets	321,739	(3,545)	(60,148)	—	258,046

	14,350,456,653	1,046,772,864	991,567,331	(400,679,339)	15,988,117,509

Accumulated depreciation
Land	10,775,062	—	—	(1,110,195)	9,664,867
Buildings and other constructions	251,422,215	46,736,029	5,972,858	(71,612,629)	232,518,473
Basic equipment	8,426,572,350	914,089,945	611,711,852	(193,482,667)	9,758,891,480
Transportation equipment	46,615,120	12,283,538	275,163	(14,013,864)	45,159,957
Tools and dies	20,353,787	2,082,681	994,474	(120,923)	23,310,019
Administrative equipment	925,389,799	89,333,317	32,010,484	(15,134,839)	1,031,598,761
Other tangible assets	47,841,452	1,497,269	28,049	(6,261,018)	43,105,752

	9,728,969,785	1,066,022,779	650,992,880	(301,736,135)	11,144,249,309

	4,621,486,868	(19,249,915)	340,574,451	(98,943,204)	4,843,868,200

34.1.  Changes in the consolidation perimeter

        Changes in the consolidation perimeter in 2010 are primarily related to the sale of the 50% stake in Brasilcel, which had net tangible assets amounting to Euro 1,271,300,163 as at the date this investment was sold (Note 20). Other changes in consolidation perimeter are primarily related to the disposal of a 35.6% stake in PT Prime Tradecom (Exhibit I).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

34. Tangible assets (Continued)

34.2.  Increases

        The split of increases in tangible assets between continuing and discontinued operations is as follows:

	2010	2009
	Euro
Cost
Continuning operations
Capital expenditures (Note 7)	692,101,630	727,451,752
Acquisition of real estate properties from pension funds (Notes 7.c and 14.1)	235,910,806	—
Discontinued operations	203,274,634	319,321,112

	1,131,287,070	1,046,772,864

Accumulated depreciation
Continuning operations	645,502,045	622,395,973
Discontinued operations (Note 20)	344,855,101	443,626,806

	990,357,146	1,066,022,779

	140,929,924	(19,249,915)

        As mentioned in Note 14, pursuant to the transfer of unfunded pension obligations to the Portuguese State, prior to that transfer, Portugal Telecom acquired from the pension funds all real estate properties that were rented to Group companies and recognized them under the caption "Tangible assets".

34.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2010 and 2009 are mainly related to the appreciation of the Real against the Euro.

34.4.  Revaluations

        During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model. The revaluations of the real estate properties and ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

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

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

34. Tangible assets (Continued)

methodology, the main assumptions used were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

        The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infra-structure is located.

        Based on current and observable prices in the year 2010 for the real estate assets and for materials and construction work related to the installation of the ducts, Portugal Telecom concluded that the assets revalued in 2008 did not experience significant changes since then. Therefore, the carrying values recorded as at 31 December 2010 of those assets correspond to their fair values as of such date, net of any accumulated depreciation recorded since those assets were revalued.

        The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 13 million and Euro 45 million in 2009, respectively, and to Euro 12 million and Euro 45 million in 2010, respectively. Therefore, if these assets had been carried under the cost model, the carrying amount of the real estate properties and of the ducts infra-structure would have been reduced by approximately Euro 145 million and Euro 765 million.

34.5.  Other situations regarding tangible assets

        Other movements occurred in 2009 include primarily the effects of: (i) the contribution in kind to the pension funds of several real estate properties, which had a fair value of Euro 33.0 million (Note 14.1) as of the date the contribution was made; (ii) the write-off of certain fixed assets at the wireline business amounting to Euro 13 million; and (iii) the disposal of several tangible fixed assets.

        The following situations regarding tangible assets should be mentioned:

  •
  Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

  •
  Euro 1,253 million of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

  •
  Euro 21 million of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

34. Tangible assets (Continued)

  •
  PT Comunicações had tangible assets totalling Euro 9 million which are installed in properties of third parties or on public property, and assets amounting to Euro 10 million which are not yet registered under PT Comunicações's name; and

  •
  In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts (Notes 30 and 40), which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's Consolidated Statement of Financial Position.

35. Debt

        As at 31 December 2010 and 2009, this caption consists of:

	31 Dec 2010		31 Dec 2009
	Short-term	Long-term	Short-term	Long-term
	Euro
Exchangeable bonds	—	714,242,672	—	705,558,383
Bonds	—	4,375,693,026	41,811,014	4,734,508,969
Bank loans
External loans	174,497,832	662,384,203	244,145,559	1,027,450,534
Domestic loans	3,430,491	—	167,295	—
Liability related to equity swaps on treasury shares (Note 41.2)	178,071,827	—	178,071,827	—
Commercial paper	88,000,000	—	—	—
Leasings	27,456,857	47,744,387	30,289,010	83,998,242
Other financings	480,464,272	454,316,000	47,195	—

	951,921,279	6,254,380,288	494,531,900	6,551,516,128

35.1.  Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

  •
  Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, and to Euro 11.06 on 28 December 2010, following the extraordinary dividend paid in December 2010, according to the terms and conditions of these bonds;

  •
  Nominal value of each bond: Euro 50,000;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

35. Debt (Continued)

  •
  Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

  •
  Fixed interest rate: 4.125% per annum, paid semi-annually.

        The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders' equity under the caption "Other reserves and accumulated earnings", while the financial liability component is recorded by the amortized cost.

        As at 31 December 2010, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 751 million.

35.2.  Bonds

        The following table provides detailed information about the bonds outstanding as at 31 December 2010, which were issued by PT Finance under Euro Medium Term Notes Programme ("EMTN"):

Debt	Notional	Issue date	Maturity	Interest rate
Eurobond	750,000,000	2-Nov-09	2019	5.00%
Fixed rate notes	250,000,000	30-Jul-09	2017	5.20%
Eurobond	1,000,000,000	30-Apr-09	2013	6.00%
Fixed rate notes	50,000,000	30-Jan-09	2019	6.95%
Floating rate notes	50,000,000	7-Aug-08	2013	3-month Euribor plus 1.50%
Eurobond(i)	1,300,000,000	24-Mar-05	2012	3.75%
Eurobond	500,000,000	24-Mar-05	2017	4.375%
Eurobond	500,000,000	16-Jun-05	2025	4.50%
Transaction costs(ii)	(24,306,974)

	4,375,693,026

(i)
Includes Euro 300,000,000 of notes issued on 5 February 2009.

(ii)
Expenses incurred at the date these bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the Euro 300,000,000 tap executed in 2009; (ii) roundings in defining the coupon rate; and (iii) commissions. These expenses are recognized in earnings through the life of the bonds.

        As at 31 December 2010, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 4,400,000,000 were outstanding as at 31 December 2010, as detailed above.

        Except for the fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, the fair value of the remaining bonds issued was determined based on market information. As at 31 December 2010, the total fair value of bonds issued amounted to Euro 4,285 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

35. Debt (Continued)

        On 8 February 2011, Portugal Telecom issued a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue is 5.625%, with a reoffer level of 295bp over the mid swap rate (Note 47).

35.3.  Bank loans

        As at 31 December 2010 and 2009, bank loans are denominated in the following currencies:

	31 Dec 2010		31 Dec 2009
	Currency of the notional	Euro	Currency of the notional	Euro
	Euro
Euros	833,291,288	833,291,288	678,521,147	678,521,147
Brazilian Reais	15,146,150	6,829,666	1,489,389,323	593,075,030
Other		191,572		167,211

		840,312,526		1,271,763,388

        As at 31 December 2010, Portugal Telecom had the following standby credit facilities:

Initial date	Amount	Maturity
January 2009(i)	50,000,000	January 2013
October 2008	365,000,000	October 2011 (Euro 300 million) and October 2013 (Euro 65 million)
July 2008	50,000,000	July 2011
April 2008(ii)	150,000,000	April 2011
October 2004(iii)	100,000,000	October 2011
June 2004(iv)	300,000,000	June 2012

	1,015,000,000

(i)
This revolving credit facility was secured with an initial maturity of two years, which was extended to four years in 2010.

(ii)
This revolving credit facility replaced a facility issued in October 2004 with the same amount and conditions but an extended maturity.

(iii)
This revolving credit facility was secured with an initial maturity of three years, which was extended to seven years in 2008.

(iv)
This revolving credit facility was secured for an initial amount of Euro 150 million and an initial maturity of four years in June 2004, which were changed to Euro 300 million and a maturity of eight years in 2007.

        As at 31 December 2010, external bank loans due include primarily:

  •
  An amount of Euro 200 million used under the above mentioned standby facilities;

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

35. Debt (Continued)

  •
  Loans obtained from the European Investment Bank ("EIB") amounting to Euro 565 million, maturing up to 2021, including two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom's next generation, which mature between 2014 and 2021; and

  •
  A loan obtained from KFW amounting to Euro 50 million and maturing between 2013 and 2015.

        As at 31 December 2010 and 2009, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	31 Dec 2010	31 Dec 2009
Maximum rate	5.00%	5.00%
Minimum rate	1.34%	1.02%

        As at 31 December 2010, the fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 801 million.

35.4.  Commercial paper

        Portugal Telecom has entered into short-term commercial paper programs, which as at 31 December 2010 amounted to a total of Euro 550,000,000, of which an amount of Euro 450,000,000 is underwritten. As at 31 December 2010, the Company had issued an amount of Euro 88,000,000 under the non-underwritten portion, which matured in January 2011.

35.5.  Leasings

        Financial leasing obligations recorded as at 31 December 2010 are mainly related to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business. As at 31 December 2010, the carrying amount of assets acquired under finance leases is as follows:

	Gross amount	Accumulated depreciation	Carrying amount
	Euro
Industrial property and other rights	67,916,398	27,498,833	40,417,565
Transportation equipment	50,537,812	20,808,254	29,729,557
Other	611,675	268,430	343,245

	119,065,885	48,575,517	70,490,368

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

35. Debt (Continued)

        As at 31 December 2010, the detail of future minimum lease payments related to finance lease contracts is as follows:

	Present value	Finance costs	Total
	Euro
2011	27,456,857	3,914,546	31,371,403
2012	16,870,842	2,751,505	19,622,347
2013	14,702,962	1,685,230	16,388,192
2014	14,342,574	781,889	15,124,463
2015	1,828,009	38,800	1,866,809

	75,201,244	9,171,970	84,373,214

35.6.  Other financings

        As at 31 December 2010, this caption includes an amount of Euro 922 million due to the Portuguese State (Note 14), in connection with the transfer of certain unfunded pension obligations, of which Euro 17.4 million were paid in January 2011, Euro 450.0 million shall be paid no later than 20 December 2011 and bear interest at annual interest rate of 2.74%, and Euro 454.3 million shall be paid no later than 20 December 2012 and bear interest at annual interest rate of 3.25%. The fair value of this financing as at 31 December 2010 is similar to its carrying amount.

35.7.  Medium and long-term debt

        As at 31 December 2010, long-term debt matures on the following years:

Euro
2012	2,004,894,042
2013	1,160,852,209
2014	809,656,657
2015	37,185,152
2016 and following years	2,241,792,228

6,254,380,288

35.8.  Covenants

        As at 31 December 2010, the Company had several covenants related to its indebtedness as follows:

  •
  Change in control

        The exchangeable bonds, the credit facilities amounting to Euro 1,015 million, the loans obtained from EIB totalling Euro 565 million as at 31 December 2010 and the loan obtained in 2010 amounting to Euro 50 million grant the lenders the right to demand the repayment of all amounts due in the case

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

35. Debt (Continued)

of any change in the control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

        The Eurobonds amounting to Euro 1,000 million and Euro 750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes. This is also applicable to the Eurobond issued in February 2011.

  •
  Credit rating

        Certain loan agreements with the EIB, totalling Euro 183 million as at 31 December 2010, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). Current credit ratings are BBB by S&P, Baa2 by Moody's and BBB by Fitch. In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed.

  •
  Control/disposal of subsidiaries

        Certain credit facilities and commercial paper programs in the total amount of Euro 615 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Disposals of assets

        Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 565 million as at 31 December 2010 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial ratios

        Certain credit facilities, loans and the commercial paper program totalling Euro 815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling Euro 200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities and the commercial paper program in the total amount of Euro 1,115 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 49 million as at 31 December 2010, state that Portugal Telecom may be asked to present a

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

35. Debt (Continued)

guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

  •
  Negative Pledge

        The Euro Medium Term Notes, the exchangeable bonds, the revolving credit facilities, the loan obtained in 2010 amounting to Euro 50 million and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

        Regarding the disposal of the 50% stake in Brasilcel, Portugal Telecom obtained a waiver from a financial institution stating that it did not object to the disposal of this investment.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2010, the Company had fully complied with the covenants mentioned above.

36. Accounts payable

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Accounts payable-trade	429,333,218	738,472,863
Fixed asset suppliers	184,116,757	522,361,418
Accounts payable to employees	10,601,965	20,298,442
Other	87,437,355	53,994,654

	711,489,295	1,335,127,377

        The reduction in this caption is primarily explained by Vivo's contribution as at 31 December 2009 amounting to Euro 497 million, as Portugal Telecom no longer proportional consolidated Vivo's assets and liabilities as at 31 December 2010, and by a reduction in accounts payable-trade at operations in Portugal.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

37. Accrued expenses

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Supplies and external services	154,668,971	258,140,723
Interest expense(i)	180,678,848	186,865,070
Vacation pay and bonuses	113,198,643	110,481,588
Discounts to clients	42,596,436	32,492,296
Other	67,832,029	48,911,709

	558,974,927	636,891,386

(i)
As at 31 December 2009, this caption included Euro 1.5 million (Note 42) related to the fair value of exchange rate and interest rate derivatives held for trading by Vivo and Euro 3.2 million (Note 42) related to the interest component of the exchange rate and interest rate derivatives contracted by Vivo.

38. Deferred income

        As at 31 December 2010 and 2009, this caption consists of:

	2010	2009
	Euro
Advance billing
Traffic	53,009,857	160,681,525
Other advance billing	53,176,589	84,660,401
Penalties imposed to customers relating to violations of contracts	84,163,223	62,408,821
Customer retention programs (Notes 3.p and 4)(i)	16,649,282	43,677,105
Other	80,809,142	66,350,081

	287,808,093	417,777,933

(i)
This caption relates to deferred revenues in connection with loyalty programmes operated by the Group, which are recognized as revenue when award credits are redeemed. The reduction is primarily related to the disposal of Vivo.

        The reduction in total deferred income is primarily explained by Vivo's contribution as at 31 December 2009 amounting to Euro 117 million, as Portugal Telecom no longer proportional consolidated Vivo's assets and liabilities as at 31 December 2010.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

39. Provisions and adjustments

        During the years ended 31 December 2010 and 2009, movements in this caption were as follows:

	Balance 31 Dec 2009	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Uses and other movements	Balance 31 Dec 2010
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	397,678,206	(48,941,260)	81,241,919	(5,518,775)	5,891,129	(88,575,142)	341,776,077
For inventories (Note 27)	39,791,436	(5,080,260)	19,845,670	(8,367,285)	628,458	(73,140)	46,744,879
For investments (Note 31 and 32)	33,093,661	(4,510,164)	8,181,581	(3,072,806)	483,285	49,029	34,224,586

	470,563,303	(58,531,684)	109,269,170	(16,958,866)	7,002,872	(88,599,253)	422,745,542

Provisions for risks and costs
Litigation (Note 46)	69,769,307	(54,450,230)	37,881,407	(2,809,850)	4,662,179	(27,789,354)	27,263,459
Taxes	37,969,785	(8,166,695)	31,123,696	(13,051,898)	2,294,489	4,591,776	54,761,153
Other	72,706,563	(40,430,146)	16,011,201	(1,684,021)	3,173,241	(3,171,117)	46,605,721

	180,445,655	(103,047,071)	85,016,304	(17,545,769)	10,129,909	(26,368,695)	128,630,333

	651,008,958	(161,578,755)	194,285,474	(34,504,635)	17,132,781	(114,967,948)	551,375,875

	Balance 31 Dec 2008	Increases	Decreases	Foreign currency translation adjustments	Uses and other movements	Balance 31 Dec 2009
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	368,186,993	99,956,219	(25,188,352)	22,483,839	(67,760,493)	397,678,206
For inventories (Note 27)	23,630,621	18,474,232	(4,124,484)	1,791,679	19,388	39,791,436
For investments (Note 31 and 32)	38,060,349	2,821,365	(920,805)	933,628	(7,800,876)	33,093,661

	429,877,963	121,251,816	(30,233,641)	25,209,146	(75,541,981)	470,563,303

Provisions for risks and costs
Litigation (Note 46)	53,802,708	33,600,030	(2,196,321)	13,904,028	(29,341,138)	69,769,307
Taxes	37,499,364	5,288,777	(5,070,763)	2,871,235	(2,618,828)	37,969,785
Other	77,718,434	6,713,813	(8,354,612)	3,090,929	(6,462,001)	72,706,563

	169,020,506	45,602,620	(15,621,696)	19,866,192	(38,421,967)	180,445,655

	598,898,469	166,854,436	(45,855,337)	45,075,338	(113,963,948)	651,008,958

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        As at 31 December 2010 and 2009, the caption "Provisions for risks and costs" was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

	2010	2009
	Euro
Current provisions
Litigation (Note 46.2)	26,777,138	45,774,534
Taxes (Note 46.3)	49,325,590	27,679,316
Other	11,580,403	4,362,015

	87,683,131	77,815,865

Non-current provisions
Litigation (Note 46.2)	486,321	23,994,773
Taxes (Note 46.3)	5,435,563	10,290,469
Other	35,025,318	68,344,548

	40,947,202	102,629,790

	128,630,333	180,445,655

        As at 31 December 2010 and 2009, the caption "Provisions for risks and costs—Other", consists of:

	2010	2009
	Euro
Assets retirement obligation (Note 3.g)	31,295,560	61,242,869
Negative financial investments (Note 31)(i)	1,518,114	4,672,403
Other	13,792,047	6,791,291

	46,605,721	72,706,563

(i)
This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting in excess of corresponding total amount invested, including loans (Note 2.a).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        Increases in provisions and adjustments in 2010 and 2009 were recognised in the Consolidated Income Statement as follows:

	2010	2009
	Euro
Continuing operations
Provisions and adjustments	45,825,541	57,560,652
Income taxes (Notes 19 and 28)	19,036,271	3,200,341
Costs of products sold (Note 10)	2,667,642	3,748,870
Equity in losses of affiliated companies	8,181,581	1,208,928
Other(i)	54,156,148	22,833,101
Discontinued operations	64,418,291	78,302,544

	194,285,474	166,854,436

(i)
In 2010, this caption includes primarily non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 15) recognized in order to adjust certain receivables and inventories to their recoverable amounts and to reflect estimated losses with certain legal actions.

        Decreases in provisions and adjustments in 2010 and 2009 were recognised in the Consolidated Income Statement as follows:

	2010	2009
	Euro
Continuing operations
Provisions and adjustments	10,335,275	27,931,009
Costs of products sold (Note 10)	3,592,773	—
Income taxes (Notes 19 and 28)	5,240,619	4,634,804
Other	4,099,272	5,083,784
Discontinued operations	11,236,696	8,205,740

	34,504,635	45,855,337

        In the years ended 31 December 2010 and 2009, the profit and loss caption "Provisions and adjustments" consists of:

	2010	2009
	Euro
Increases in provisions and adjustments for doubtful receivables and other	45,825,541	57,560,652
Decreases in provisions and adjustments for doubtful receivables and other	(10,335,275)	(27,931,009)
Direct write-off of accounts receivable	2,552,853	3,503,821
Collections from accounts receivable which were previously written-off	(3,091,175)	(2,627,971)

	34,951,944	30,505,493

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

39. Provisions and adjustments (Continued)

        Changes in the consolidation perimeter in 2010 correspond primarily to the sale of the 50% stake in Brasilcel.

        Foreign currency translation adjustments in 2010 and 2009 relate mainly to the appreciation of the Real against the Euro.

        The amount in the column "Other movements" under the caption "Adjustments for doubtful accounts receivable" relates mainly to the write-off of balances previously fully provided for, which in 2010 include Euro 52 million related to discontinued operations.

        The amount in the column "Uses and other movements" under the caption "Provisions for risks and costs—Litigation" relates mainly to unfavourable resolution of certain legal actions, including Euro 19 million of discontinued operations in 2010 and Euro 6.9 million regarding the unfavourable resolution on the arbitral claim filed by Oni SGPS, S.A. against TMN (Note 46.1).

40. Other current and non-current liabilities

        As at 31 December 2010 and 2009, these captions consist of:

	2010	2009 (restated)
	Euro
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 30)	24,558,468	20,201,231
Dividends payable(i)	3,193,702	72,421,302
Other(ii)	639,422	49,748,311

	28,391,592	142,370,844

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 30)	273,592,641	276,544,156
Fair value of derivative financial instruments (Note 42)	3,396,359	4,204,918
Other	20,596,145	19,073,343

	297,585,145	299,822,417

(i)
As at 31 December 2009, this caption relates mainly to unpaid dividends attributed by Brasilcel's subsidiaries, which were no longer proportionally consolidated as at 31 December 2010.

(ii)
As at 31 December 2009, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with reverse stock splits undertaken in previous years. Following the sale of the 50% stake in Brasilcel, this liability is no longer consolidated as at 31 December 2010.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

41. Shareholders' Equity

41.1.  Share capital

        Portugal Telecom's fully subscribed and paid-in share capital as at 31 December 2010 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

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

  •
  Resolutions on the application of net income and accumulated earnings, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

  •
  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Company's Statutory Auditor ("Revisor Oficial de Contas");

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

        The Company's By-Laws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the Class A shares.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

41.2.  Treasury shares

        This caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35). As at 31 December 2010 and 2009, this caption amounted to Euro 178,071,827, corresponding to equity swaps over 20,640,000 treasury shares and a price of Euro 8.63 per share.

41.3.  Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2010, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

41.4.  Reserve for treasury shares

        The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2010, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

41.5.  Revaluation reserve and other reserves and accumulated earnings

        During the years ended 31 December 2010 and 2009, movements in these captions were as follows:

	Balance 31 Dec 09 (restated)	Comprehensive income	Dividends (Note 22)	Tax effect on equity component of exchangeable bonds (Note 19)	Other movements(ii)	Balance 31 Dec 10
	Euro
Income and expenses recognized directly in equity
Net actuarial losses (Note 14)	(1,795,396,528)	(450,674,906)	—	—	1,794,573,604	(451,497,830)
Cumulative foreign currency translation adjustments and other(i)	909,629,554	(852,720,074)	—	—	—	56,909,480
Hedge accounting of financial instruments	(2,673,669)	68,060	—	—	—	(2,605,609)

	(888,440,643)	(1,303,326,920)	—	—	1,794,573,604	(397,193,959)
Tax effect	476,693,427	85,730,091	—	—	(448,643,401)	113,780,117

	(411,747,216)	(1,217,596,829)	—	—	1,345,930,203	(283,413,842)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

	Balance 31 Dec 09 (restated)	Comprehensive income	Dividends (Note 22)	Tax effect on equity component of exchangeable bonds (Note 19)	Other movements(ii)	Balance 31 Dec 10
	Euro
Reserves recognized directly in equity
Revaluation of tangible assets (Note 34)	967,694,440	—	—	—	(57,407,414)	910,287,026
Tax effect	(245,586,305)	14,181,908	—	—	14,400,773	(217,003,624)

	722,108,135	14,181,908	—	—	(43,006,641)	693,283,402

Total income, expenses and reserves recognized directly in equity	310,360,919	(1,203,414,921)	—	—	1,302,923,562	409,869,560
Retained earnings and other reserves	460,649,177	—	181,107,455	(15,143,542)	(1,302,923,562)	(676,310,472)
Net income attributable to equity holders of the parent	684,734,143	5,672,194,967	(684,734,143)	—	—	5,672,194,967
Antecipated dividends	—	—	(875,872,500)	—	—	(875,872,500)

	1,455,744,239	4,468,780,046	(1,379,499,188)	(15,143,542)	—	4,529,881,555

	Balance 1 Jan 09 (restated)	Comprehensive income	Dividends (Note 22)	Corporate reestructuring at Vivo (Note 21)	Other movements(ii)	Balance 31 Dec 09 (restated)
	Euro
Income and expenses recognized directly in equity
Net actuarial losses (Note 14)	(1,960,169,943)	164,773,415	—	—	—	(1,795,396,528)
Cumulative foreign currency translation adjustments and other(i)	240,750,206	668,879,348	—	—	—	909,629,554
Hedge accounting of financial instruments	(1,899,997)	(773,672)	—	—	—	(2,673,669)

	(1,721,319,734)	832,879,091	—	—	—	(888,440,643)
Tax effect	520,153,359	(43,459,932)	—	—	—	476,693,427

	(1,201,166,375)	789,419,159	—	—	—	(411,747,216)

Reserves recognized directly in equity
Revaluation of tangible assets (Note 34)	1,075,033,022	—	—	—	(107,338,582)	967,694,440
Tax effect	(284,346,234)	12,116,738	—	—	26,643,191	(245,586,305)

	790,686,788	12,116,738	—	—	(80,695,391)	722,108,135

Total income, expenses and reserves recognized directly in equity	(410,479,587)	801,535,897		—	(80,695,391)	310,360,919
Retained earnings and other reserves	203,838,888		72,473,431	103,641,467	80,695,391	460,649,177
Net income attributable to equity holders of the parent	576,100,119	684,734,143	(576,100,119)	—	—	684,734,143

	369,459,420	1,486,270,040	(503,626,688)	103,641,467	—	1,455,744,239

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q)), and was primarily related to Portugal

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

41. Shareholders' Equity (Continued)

  Telecom's investment in Brazil until the sale of the 50% stake in Brasilcel, following which the positive accumulated currency translation adjustments related to the investment in Vivo were recycled to net income. As at 31 December 2010, this caption relates primarily to Portugal Telecom's investments exposed to the Brazilian Real, namely UOL and Dedic, and to the Dollar, namely Unitel, MTC and Timor Telecom.

(ii)
These movements correspond to (1) the recycling to retained earnings in 2010 of the net actuarial losses related to the unfunded pension obligations transferred to the Portuguese State (Note 14), and (2) the transfer to retained earnings in 2010 and 2009 of the revaluation reserve and the related tax effect, following the recognition in the Consolidated Income Statement of the amortization of the assets revalued.

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

Foreign currency exchange rate

        Foreign currency exchange rate risks are mainly related to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates. Foreign currency exchange rate risk related to the Company's investments in Brazil and other foreign countries decreased significantly in 2010 following the sale of the 50% stake in Brasilcel.

        As at 31 December 2010, these risks were basically related to debt denominated in US Dollars, contracted by Portugal Telecom, amounting to US$ 10 million (Euro 8 million), for which Portugal Telecom has contracted an exchange and interest rate derivative.

        Most of non-derivative financial assets and liabilities are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

Interest rate

        Interest rate risk basically impact our financial expenses on the floating interest rate debt. As at 31 December 2010, Portugal Telecom is exposed to this risk primarily in the Euro zone. With the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

        As at 31 December 2010, 91.0% of the Company's debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates, while the remaining 9.0% was exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2010, net interest expenses would have been lower (higher) by an amount of approximately Euro 3 million (Euro 3 million), as the debt exposed to changes in market interest rates is offset by the cash and cash equivalents which are also exposed to changes in market interest rates.

        The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal was to hedge currency or interest rate risk. If the relevant market interest rates had been lower (higher) by 1% during the year ended 31 December 2010, interest expenses net of interest income in respect of these instruments would have been higher (lower) by an amount of approximately Euro 0.3 million (Euro 0.3 million).

        Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom's long term fixed-rate debt due to changes in market interest rates.

Credit risk

        Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

        Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 25 and 26). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom's management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these factors. The movement of these adjustments for the years ended 31 December 2010 and 2009 is disclosed in Note 39. As at 31 December 2010, the Group's accounts receivables which were neither adjusted nor deferred and were already due with maturities above one hundred and eighty days amounted to approximately Euro 111 million. As at 31 December 2010, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

        Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom's policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Liquidity risk

        These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group's financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom believes that the Group is able to meet its obligations.

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2010, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom's underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom's committed standby facilities amounted to Euro 6,297 million, an increase from Euro 2,864 million as at 31 December 2009, primarily due to the proceeds received from the sale of Vivo. The average maturity of Portugal Telecom's net debt as at 31 December 2010 is 9.9 years.

        The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

        As at 31 December 2010, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity decreased to 31.3%, from 70.0% as at 31 December 2009, primarily as a result of the gain and proceeds obtained with the sale of the 50% stake in Brasilcel. The equity plus long-term debt to total assets ratio increased from 60.2% to 71.5% as at 31 December 2010.

        The main contractual obligations are those related to indebtedness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 12) and unconditional purchase obligations.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

The following table presents Portugal Telecom's expected contractual obligations and commercial commitments as at 31 December 2010, on a consolidated basis:

	Total	2011	2012	2013	2014	2015	More than five years
	Euro million
Indebtedness	7,206.3	951.9	2,004.9	1,160.9	809.7	37.2	2,241.8
Interest on indebtedness(i)	1,496.9	279.3	287.2	205.4	140.4	106.0	478.5
Post retirement benefits payments(ii)	1,210.9	179.0	163.4	149.3	135.1	121.7	462.3
Operating lease obligations	210.5	55.3	29.4	26.7	23.2	18.9	57.0
Unconditional financial commitments(iii)	140.4	139.3	1.1	—	—	—	—

Total contractual obligations	10,265.0	1,604.9	2,486.0	1,542.3	1,108.4	283.8	3,239.6

(i)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's indebtedness as at 31 December 2010 and on its assumptions regarding interest rates on its floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates.

(ii)
These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, we have assumed a linear contribution over the coming years. The total amount differs from the net accrued post retirement liability recognized in the Consolidated Statement of Financial Position primarily because the latter amount relates to the discounted unfunded obligations.

(iii)
As described in Note 43, unconditional purchase obligations are basically related to contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments).

        In addition, Portugal Telecom has announced a remuneration package proposal that includes:

  •
  An exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share was paid in December 2010 (as an anticipation of 2010 profits) and Euro 0.65 is to be paid in 2011, subject to the Annual Shareholders' Meeting approval; and

  •
  An ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders' Meeting approval.

        If this remuneration proposal is approved in the Annual Shareholders' Meeting, Portugal Telecom will pay during the year 2011 a total amount of Euro 1,137.5 million.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

42.2.  Derivative financial instruments

Hedging financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2010 and 2009, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo's financial instruments as at 31 December 2009):

31 Dec 2010

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	205.8	EUR Interest rate swaps	2.0	Eliminate the risk of interest rate fluctuations in debt instruments
Fair value hedge
MTC	10.2	USD/NAD Forwards	0.4	Eliminate the risk of exchange rate fluctuations in USD expenses

31 Dec 2009

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	202.2	EUR Interest rate swaps	2.7	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Vivo	287.8	Currency swaps USD/BRL	4.6	Eliminate the risk of exchange rate fluctuations in loans
Vivo	10.1	Currency swaps JPY/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
MTC	2.5	USD/NAD Forwards	0.1	Eliminate the risk of exchange rate fluctuations in USD expenses

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Financial instruments held for trading

        As at 31 December 2010 and 2009, Portugal Telecom had contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (amounts in millions of euros, including 100% of Vivo's financial instruments as at 31 December 2009):

31 Dec 2010

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	24.4	EUR Interest rate swaps	1.2	Previous fair value hedges
Portugal Telecom	8.0	Currency swaps EUR/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2009

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	34.4	EUR Interest rate swaps	1.7	Previous fair value hedges
Portugal Telecom	14.8	Currency swaps EUR/USD	1.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	0.8	Currency swaps USD/BRL	0.8	Previous fair value hedges
Vivo	72.5	BRL Interest rate swaps	2.0	Hedge changes in fair value of loans due to changes in benchmark interest rate

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

Fair value of derivative financial instruments

        Derivative financial instruments entered into by the Company as at 31 December 2010 and 2009 were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

	2010				2009
	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total	Short-term investments	Debt	Accrued expenses (Note 37)	Other liabilities (Note 40)	Total
	Euro million
Continuing operations
Fair value hedges
Exchange rate	—	(0.7)	—	(0.7)	—	—	(0.3)	—	(0.3)
Derivatives held for trading
Exchange rate and interest rate	(2.1)	—	—	(2.1)	—	(5.2)	—	—	(5.2)
Interest rate	—	—	(1.3)	(1.3)	—	—	—	(2.2)	(2.2)
Cash flow hedges
Interest rate	—	—	(2.1)	(2.1)	—	—	—	(2.0)	(2.0)

Sub-total	(2.1)	(0.7)	(3.4)	(6.2)	—	(5.2)	(0.3)	(4.2)	(9.8)

Discontinued operations
Fair value hedges
Exchange rate and interest rate	—	—	—	—	—	8.2	(3.2)	—	4.9
Derivatives held for trading
Exchange rate and interest rate	—	—	—	—	—	—	(1.5)	—	(1.5)
Interest rate	—	—	—	—	4.8	—	—	—	4.8

Sub-total	—	—	—	—	4.8	8.2	(4.8)	—	8.2

Total	(2.1)	(0.7)	(3.4)	(6.2)	4.8	2.9	(5.1)	(4.2)	(1.5)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        During the years ended 31 December 2010 and 2009, the movement in fair value of derivative financial instruments of continuing operations was as follows (amounts in millions of euros):

	Balance 31 Dec 2009	Fair value adjustments through income	Fair value adjustments through reserves	Additions and settlements	Foreign currency translation adjustments and other	Balance 31 Dec 2010
	Euro million
Fair value hedges
Exchange rate	(0.3)	(0.3)	—	—	(0.1)	(0.7)
Derivatives held for trading
Exchange rate and interest rate	(5.2)	1.0	—	2.2	—	(2.1)
Interest rate	(2.2)	0.9	—	—	—	(1.3)
Cash flow hedges
Interest rate	(2.0)	(3.9)	0.1	3.7	—	(2.1)

	(9.8)	(2.2)	0.1	5.8	(0.1)	(6.2)

	Balance 31 Dec 2008	Fair value adjustments through income	Fair value adjustments through reserves	Additions and settlements	Foreign currency translation adjustments and other	Balance 31 Dec 2009
	Euro million
Fair value hedges
Exchange rate	—	(0.3)	—		(0.1)	(0.3)
Derivatives held for trading
Exchange rate (Note 44)	(43.3)	5.7	—	37.6	—	—
Exchange rate and interest rate	(16.0)	(0.7)	—	10.6	0.9	(5.2)
Interest rate	(2.5)	0.3	—	—	—	(2.2)
Cash flow hedges
Interest rate	(1.0)	(1.8)	(0.8)	1.6	—	(2.0)

	(62.9)	3.2	(0.8)	49.9	0.8	(9.8)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

        In the years ended 31 December 2010 and 2009, fair value adjustments related to derivative financial instruments of continuing operations were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

	2010				2009
	Net interest expense	Net foreign currency exchange losses	Net losses (gains) on financial assets (Note 17)	Total	Net interest expense	Net foreign currency exchange losses	Net losses (gains) on financial assets (Note 17)	Total
	Euro million
Fair value hedges
Exchange rate	—	0.3	—	0.3	—	0.3	—	0.3
Derivatives held for trading
Exchange rate	—	—	—	—	—	—	(5.7)	(5.7)
Exchange rate and interest rate	—	(1.0)	—	(1.0)	—	0.7	—	0.7
Interest rate	—	—	(0.9)	(0.9)	—	—	(0.3)	(0.3)
Cash flow hedges
Interest rate	3.7	—	0.2	3.9	1.6	—	0.2	1.8

	3.7	(0.7)	(0.7)	2.2	1.6	1.0	(5.8)	(3.2)

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

42.3.  Other disclosures on financial instruments

        As at 31 December 2010 and 2009, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Caption	2010	2009
	Euro million
Financial assets carried at amortised cost
Cash and cash equivalents	4,764.7	1,449.5
Short-term investments (Note 24)	341.8	26.9
Accounts receivable—trade (Note 25)	1,055.5	1,401.5
Accounts receivable—other(i)	2,336.5	150.9
Other current and non-current assets—QTE transactions (Note 30)	298.2	296.7
Investments in group companies—loans (Note 31)	15.9	23.6

	8,812.5	3,349.0

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current liabilities—interest rate derivatives—cash flow hedges (Note 42.2)	(2.1)	(2.0)
Bank loans—exchange and interest rate derivatives—fair value hedges (Note 42.2)(ii)	(2.1)	2.9
Accrued expenses—exchange and interest rate derivatives—fair value hedges (Note 42.2)	(0.7)	(3.2)

	(4.9)	(2.3)

Financial liabilities carried at amortised cost
Debt—exchangeable bonds (Note 35)	714.2	705.6
Debt—bonds (Note 35)	4,375.7	4,776.3
Debt—bank loans(ii)	838.2	1,274.7
Debt—equity swaps on treasury shares (Note 35)	178.1	178.1
Debt—other loans (Note 35)	1,022.8	0.0
Accounts payable (Note 36)	711.5	1,335.1
Accrued expenses	558.3	632.1
Other current liabilities	3.8	122.2

	8,402.6	9,024.1

Derivatives held for trading
Accrued expenses—Exchange rate and interest rate derivatives (Note 42.2)	—	1.5
Other non-current liabilities—Interest rate derivatives (Note 42.2)	1.3	2.2

	1.3	3.7

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 35)	75.2	114.3
Other current and non-current liabilities—QTE transactions (Note 40)	298.2	296.7

	373.4	411.0

(i)
The Consolidated Statement of Financial Position caption "Accounts receivable—other" includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

42. Financial instruments (Continued)

(ii)
Total bank loans include its notional amounts, which were carried at amortised cost, and the fair value of certain exchange and interest rate derivatives.

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

  •
  For the liability related to equity swaps on treasury shares, the fair value of these instruments, representing a negative amount of Euro 10.2 million as at 31 December 2010, was determined externally based on the difference between the exercise price of these equity swaps and Portugal Telecom's stock price as of that date, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For derivatives contracted in Portugal, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For other loans contracted in Portugal, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above.

        Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate, which for financial instruments contracted in Portugal with maturities between 1 month and 10 years vary between 2.1% and 6.6%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

43. Guarantees and financial commitments

        As at 31 December 2010, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro
Bank guarantees and other guarantees given to Tax Authorities	267,831,608
Bank guarantees given to courts for outstanding litigation	1,956,629
Bank guarantees given to other entities:
On behalf of TMN	2,098,711
On behalf of PT Comunicações	12,895,864
Other bank guarantees	14,198,104
Comfort letters given to other entities	433,999

Total	299,414,915

        Bank guarantees and other guarantees given to tax authorities include Euro 203 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2007, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss occurred in 2006 following the liquidation of a subsidiary, as explained in Note 46.3.

        Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

        As at 31 December 2010, the Group had assumed financial commitments to suppliers for the acquisition of fixed assets and inventories amounting to Euro 137 million, in addition to those recorded in the financial statements.

        As at 31 December 2010, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

—Guarantees in favour of European Investment Bank	332,857,143
—Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	377,845

        Under the cross-border lease transactions entered into by TMN and PT Comunicações (Notes 30 and 40), the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee (the entity that financed the operation). As at 31 December 2010, the total drawing amount under these letters of credit is US$ 42,425,449, equivalent to Euro 31,750,823 at the exchange rate prevailing at year end.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

44. Consolidated Statement of Cash Flows

(a)   Payments relating to income taxes

        The reduction in this caption relates primarily to the operations in Portugal, reflecting lower payments on account, which amounted to Euro 48 million in 2010 and Euro 108 million in 2009, and a higher cash receipt in 2010 regarding the last installment of the 2009 income taxes (Euro 59 million), as compared to the previous year (Euro 11 million), following the decrease in tax earnings from operations in Portugal. This effect was partially offset by increases in income taxes paid by certain foreign operations, including GPTI which was consolidated as from 1 March 2010.

(b)   Payments relating to indirect taxes and other

        This caption includes primarily payments related to the expenses recorded in the caption "Indirect taxes" (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(c)   Short-term financial applications

        These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 320,167,898 in 2010, as compared to net cash receipts of Euro 13,204,259 in 2009 and Euro 1,131,052,361 in 2008. The reduction occurred in 2009 is explained by the fact that as the maturity of most of the these application was reached in 2008 they were converted into cash and cash equivalents.

(d)   Cash receipts from financial investments

        During the years ended 31 December 2010, 2009 and 2008, cash receipts resulting from financial investments were as follows:

	2010	2009	2008
	Euro
Sportinveste Multimédia (Note 31)	1,700,000	—	—
Médi Télécom (Notes 1, 7 and 31)	—	400,000,000	—
Banco Best (Note 31)	—	—	16,000,000
Africatel (Note 17)	—	—	13,426,862
Other	2,743,356	1,981,890	2,954,086

	4,443,356	401,981,890	32,380,948

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

44. Consolidated Statement of Cash Flows (Continued)

(e)   Dividends received

        During the years ended 31 December 2010, 2009 and 2008, cash receipts resulting from dividends were as follows:

	2010	2009	2008
	Euro
Unitel(i)	44,087,222	121,408,615	—
CTM	8,347,332	17,967,803	15,912,135
Other	1,668,186	787,738	3,263,472

	54,102,740	140,164,156	19,175,607

(i)
In 2009, this caption includes the dividends received from Unitel related to its earnings of 2007 and 2008 amounting to US$ 80 million and US$ 90 million (Note 26), respectively. In 2010, this caption includes US$ 60 million (Note 26) related to the 2008 earnings that were not paid in 2009.

(f)    Loans obtained and repaid

        These captions relate basically to commercial paper and other bank loans which are regularly renewed.

        During the year ended 31 December 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 199,302,809. As mentioned in Note 35, cash receipts from loans obtained include primarily two loans obtained from the EIB totalling Euro 200 million.

        During the year ended 31 December 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 501,653,825. Cash receipts from loans obtained include primarily the Eurobonds issued by PT Finance in 2009 (Euro 2,050 million) and the floating rate notes issued by PT Finance in July 2009 (Euro 250 million). Cash payments from loans repaid include mainly the repayments of: (1) the Eurobond issued by PT Finance in 1999 (Euro 880 million); (2) the commercial paper outstanding as at 31 December 2008 (Euro 649 million); and (3) the floating rate notes issued by PT Finance in December 2008 (Euro 200 million).

        During the year ended 31 December 2008, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 513,965,209, and included primarily: (1) Euro 250 million related to floating rate notes issued by PT Finance in 2008; and (2) Euro 324,937,659 related to the increase in the commercial paper outstanding ate year-end.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

44. Consolidated Statement of Cash Flows (Continued)

(g)   Dividends paid

        The detail of dividends paid during the years ended 31 December 2010 and 2009 is as follows:

	2010	2009	2008
	Euro
Portugal Telecom (Note 21)
Ordinary dividend	503,626,688	503,626,688	533,200,884
Antecipated dividend related to 2010 profits	875,872,500	—	—
Cabo Verde Telecom	22,727,792	14,104,445	10,166,333
MTC	40,603,314	10,629,021	18,607,326
Timor Telecom	6,242,334	4,877,754	1,923,025
Other	2,879,247	2,263,833	1,987,637

	1,451,951,875	535,501,741	565,885,205

(h)   Acquisition of treasury shares

        In the year ended 31 December 2008, this caption corresponds to the acquisition of 129,287,500 treasury shares through the physical exercise of equity swaps previously entered into by Portugal Telecom.

(i)    Payments resulting from other financing activities

        Payments resulting from other financing activities in 2009 include an amount of Euro 38 million (Note 42.2) related to the settlement of exchange rate derivatives previously held for trading by Portugal Telecom.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

45. Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2010 and 2009 and transactions occurred during the years than ended between Portugal Telecom and associated companies are as follows:

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009
	Euro
International companies:
Unitel(i)	264,643,043	54,117,992	9,962,132	6,336,992	—	—
Multitel	5,495,659	5,311,686	195,296	420,208	897,608	892,378
CTM	191,380	223,513	61,249	61,075	—	—
Other	1,492,935	1,991,467	173,452	482,915	—	73,849
Domestic companies:
Páginas Amarelas	8,722,197	6,329,784	13,880,468	23,568,950	—	—
Entigere	52,766	4,735,767	129,633	34,466	—	—
Siresp	7,341	2,794,179	95	—	4,292,800	4,179,410
Fundação PT	431,712	554,492	20	—	—	—
PT-ACS	3,974,227	469,509	1,093,317	540,364	—	—
Sportinveste Multimédia	21,978	880,605	400,912	404,519	33,618,668	35,318,668
Other	268,925	913,038	352,865	902,319	457,068	3,069,979

	285,302,163	78,322,032	26,249,439	32,751,808	39,266,144	43,534,284

(i)
Accounts receivable from Unitel as at 31 December 2010 and 2009 include dividends amounting to Euro 249 million and Euro 42 million, respectively (Note 26).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

45. Related parties (Continued)

	Costs		Revenues		Interest charged
Company	2010	2009	2010	2009	2010	2009
	Euro
International companies:
Unitel	13,387,555	11,666,558	13,981,301	19,151,798	—	8,951
Multitel	161,880	206,554	1,105,396	1,044,045	—	—
CTM	130,686	176,506	254,770	439,398	—	—
Other	353,449	2,055,049	376,055	651,914	—	—
Domestic companies:
Páginas Amarelas	49,854,541	57,416,758	4,053,841	3,631,198	—	—
PT-ACS	5,218,260	4,642,683	2,367,743	610,559	—	—
Sportinveste Multimédia	1,325,699	1,235,366	82,614	103,861	93,676	179,660
Caixanet	131,276	340,317	522,137	6,244,822	—	—
Siresp	—	—	13,666,789	16,824,115	114,076	94,619
Other	1,102,793	1,684,042	3,909,169	3,366,472	(1)	—

	71,666,139	79,423,833	40,319,815	52,068,182	207,751	283,230

        The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

  •
  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações' telephone directories, as well as for selling advertising space in the directories; and

  •
  Roaming agreements entered into with Unitel.

        As mentioned above, Portugal Telecom concluded on 27 September 2010 the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day and Euro 1,000 million on 30 December 2010, with the remainder of the consideration to be received no later than 31 October 2011, in accordance with the terms of the agreement reached with Telefónica. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,423 million. Following the completion of this transaction, Vivo was no longer considered as a related party as at 31 December 2010. The transactions between Portugal Telecom and Vivo occurred in 2010 up to the disposal and in 2009, which consisted primarily of call centre services rendered by Dedic, amounted to Euro 101 million and Euro 115 million, respectively, corresponding mainly to 100% of revenues recognized by Portugal Telecom and its subsidiaries with Vivo, as the results of Vivo are no longer proportionally consolidated. As at 31 December 2009, Portugal Telecom and its subsidiaries had net receivables from Vivo amounting to Euro 21 million, corresponding to the 50% share that was not owned by Portugal Telecom in Vivo as of that date, since Vivo's assets and liabilities were proportionally consolidated in the Consolidated Statement of Financial Position as at 31 December 2009.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

45. Related parties (Continued)

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2010 and balances as at 31 December 2010 between Portugal Telecom and its major shareholders are as follows (including VAT):

Company	Sales and services rendered by Portugal Telecom	Supplies and services provided to Portugal Telecom	Net interest received (paid)	Accounts receivable	Accounts payable
	Euro
Caixa Geral de Depósitos	31,323,477	21,892,271	15,878,413	5,560,157	716,720
BES	18,143,635	37,051,991	34,363,830	2,204,019	(3,709)
Visabeira	7,777,657	96,461,263	—	1,421,253	521,112
Controlinveste	4,327,074	51,138,427	—	617,172	5,166,059
Ongoing	750,846	2,606,519	—	324,296	519,518
Barclays	443,627	3,656	(3,275,886)	176,830	—
Deutsche Bank	105,235	52,312	(107,027)	10,019	—

	62,871,551	209,206,440	46,859,330	10,313,746	6,919,700

        The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

        Pension and healthcare funds, which were incorporated to cover the Company's post retirement benefit plans (Note 14), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 31 December 2010, the total exposure of these investments to Portugal Telecom, BES and Ongoing was Euro 71 million, Euro 88 million and Euro 74 million, respectively.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

45. Related parties (Continued)

c)     Other

        During the years ended 31 December 2010 and 2009, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, were as follows:

	2010	2009
	Euro
Executive board members	2,946,800	3,280,064
Non-executive board members	1,357,598	1,454,888
Audit Committee	581,714	589,708

	4,886,112	5,324,660

        The Executive Committee increased in March 2009 from 4 executive board members to 7 executive board members and decreased in March 2010 to 5 executive board members.

        Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration ("AVR") related to the performance achieved in the year and payable in the following, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is differed for a period of 3 years, and (ii) variable remuneration related with the medium term performance ("VRMT"), which payment is differed for a period of 3 years. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations. In 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3.5 million, and in 2009, the annual variable remuneration of 2008 paid to the four executive board members amounted to Euro 2.2 million. In 2010, there were no payments related to the VRMT and in 2009, following the term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3.8 million of VRMT.

        In 2010, Portugal Telecom paid a total of Euro 1.8 million to two executive board members that resigned their offices in March 2010, which is related to an indemnity and a compensation for a non-competition agreement paid to one of the board members.

        During the years ended 31 December 2010 and 2009, fixed remuneration of key employees of Portugal Telecom's management amounted to Euro 6.9 million and Euro 7.0 million, respectively, and variable remuneration amounted to Euro 3.4 million and Euro 4.1 million, respectively.

        In addition to the above mentioned remunerations, executive board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group. As at 31 December 2010, there were no board members entitled to post retirement benefits under the plans of PT Comunicações and there were four key employees of Portugal Telecom entitled to those benefits with the corresponding liability amounting to Euro 0.5 million as at 31 December 2010.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

45. Related parties (Continued)

        As at 31 December 2010, there was no share based payment program or termination benefit in place.

        For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

        One of Portugal Telecom's non-executive board members is also executive director of "Heidrick & Struggles—Consultores de Gestão, Lda", which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 2.1 million (excluding VAT) in 2010.

        As at 31 December 2010, Portugal Telecom did not have any outstanding balances with board members or key employees.

        In the year ended 31 December 2010, fees from Portugal Telecom's statutory auditor amounted to Euro 0.3 million and correspond to audit fees related to the following companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom and PT Imobiliária.

46. Litigation

46.1.  Regulatory authorities

        The following litigation processes relate to the main claims and legal actions against certain subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels, that related losses are remote, in accordance with the definitions of IAS 37.

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

        In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favour of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal was partially favorable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and this appeal is pending for decision.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

46. Litigation (Continued)

        If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew their claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom does not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

        Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. On 6 October 2010, in Case 0363/10, this interpretation was confirmed by the Supreme Administrative Court of Portugal.

        Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions filed by some municipalities against PT Comunicações regarding this matter.

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to PT Comunicações for alleged anti-competitive practices in the public wireline telephone market. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

        In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections", alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised "statement of objections" on this matter. PT Comunicações has responded to this "statement of objections" and does not believe it has violated applicable law and regulations. However,

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

46. Litigation (Continued)

on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência. On 2 March 2010, the Commerce Court of Lisbon cancelled the fine of Euro 38 million applied to Portugal Telecom. On 12 March 2010, Autoridade da Concorrência appealed to the superior Court. On 22 December 2010, the superior Court confirmed the decision of the Commerce Court of Lisbon that cancelled the Euro 38 million fine applied to Portugal Telecom. Portugal Telecom had not recorded any provision for this matter.

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

        In September 2009, Portugal Telecom was notified of the decision of Autoridade da Concorrência in the misdemeanour proceedings no. 05/03 further to which Autoridade da Concorrência imposed a fine of Euro 45 million for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer "Rede ADSL PT". On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspends the decision of Autoridade da Concorrência. Portugal Telecom disagrees of the decision taken and understands that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. Therefore, based on the opinion of its internal and external legal counsel, Portugal Telecom did not record any provision for this matter.

        On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA ("Sonaecom"—a competitor of Portugal Telecom) filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company's provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called "structural remedy". However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of PT Multimedia in November 2007.

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese Government's sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

46. Litigation (Continued)

minimum disposal price constituted "state aid". Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004, dated 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. Portugal Telecom has not received information from the European Commission nor from the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it holds as the sole owner of Portugal Telecom's Class A Shares. The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A Shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice. On 8 July 2010, the European Court of Justice decided that the special rights held by the Portuguese State in Portugal Telecom are in breach of the European Community Treaty rules and Law.

        On 19 January 2011, the European Commission has opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. The opening of proceedings does not imply that the Commission has conclusive proof of an infringement, meaning that the Commission will deal with the case as a matter of priority.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

46. Litigation (Continued)

c)     Other Legal Proceedings

        In March 2004, TV TEL Grande Porto—Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Multimedia subsidiary and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the parties wait for the new dates for trial.

        In December 2008, Oni SGPS, SA, SA ("Oni") filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Oni Way—Infocomunicações, SA. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of Euro 6.9 million (Note 39). The Company has recorded a provision for this legal action as at 31 December 2009, and in 2010 paid this amount.

46.2.  Claims and legal actions

a)    Proceedings with probable losses

        As at 31 December 2010 and 2009, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsels, to cover the probable future outflows, as follows:

	2010	2009
	Euro
Civil claims	18,117,450	46,188,041
Labor claims	4,230,646	20,678,751
Other	4,915,363	2,902,515

	27,263,459	69,769,307

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

46. Litigation (Continued)

b)    Proceedings with possible losses

        As at 31 December 2010 and 2009, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsels. The nature of those claims and legal actions is as follows:

	2010	2009
	Euro
Civil claims	55,083,437	121,789,395
Labor claims	30,968,381	60,995,691
Other	35,996,745	46,881,288

	122,048,563	229,666,374

        The reduction in proceedings with possible losses is primarily explained by the disposal of Vivo completed in September 2010.

46.3.  Tax contingencies

        As at 31 December 2010 and 2009, Portugal Telecom has recorded a provision for taxes amounting to Euro 54,761,153 and Euro 37,969,785 (Note 39), respectively, which relates to probable tax contingencies estimated based on internal information and the opinion of external tax advisors.

        There are several other tax contingencies against certain subsidiaries of the Group, the settlement of which is considered to be possible based on the information provided by Portugal Telecom's legal counsels. As at 31 December 2010, these tax contingencies amounted to Euro 43 million, which include Euro 7 million related to operations in Portugal and Euro 36 million related to foreign operations.

        In addition to the above mentioned tax contingencies, there are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2009 (Euro 168 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 63 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2007 totalling Euro 235 million (Note 43). As at 31 December 2010, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisors, that there are solid arguments to oppose the position of the tax authorities.

47. Subsequent events

        On 27 January 2011, Portugal Telecom completed the disposal to a third party of Portugal Telecom's 28.78% stake in UOL for a total amount of R$ 356 million, equivalent to a price of 10.3 Brazilian Reais per share (Note 31).

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

47. Subsequent events (Continued)

        On 8 February 2011, Portugal Telecom issued a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue is 5.625%, with a reoffer level of 295bp over the mid swap rate (Note 35).

        On 23 March 2011, Portugal Telecom secured a new credit facility amounting to Euro 900 million, maturing in March 2014. On 12 April 2011, this credit facility was increased to Euro 1,050 million and on 13 April 2011 it was increased to Euro 1,200 million.

        On 31 March 2011, Portugal Telecom concluded the acquisition of Oi and the agreements with its controlling shareholders. Telemar Norte Leste, S.A. ("Telemar"), which uses the brand name Oi, is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Following the share capital increases undertaken on 28 March 2011 by Telemar Participações, S.A., ("Telemar Participações"), Tele Norte Leste Participações, S.A. ("TNL") and Telemar, Portugal Telecom has acquired on this date a direct and indirect stake of 25.3% in Telemar for a cash consideration of R$ 8.32 billion (Euro 3.7 billion). Under the terms of this acquisition, Portugal Telecom will share the control of Oi' strategic financial and operating decisions, resulting in the proportional consolidation of its direct and indirect stake in Telemar Participações (25.6%), which fully consolidates TNL and Telemar. This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom together with Andrade Gutierrez Participações, S.A. and LF Tel, S.A., two of the main shareholders of Telemar Participações, S.A., which set the principles for the development of a

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

47. Subsequent events (Continued)

strategic partnership between Portugal Telecom and Oi Group. Portugal Telecom's investment in Oi is structured as follows:

					Stake
			Head office
Company	Notes			Activity	Direct	Effective
Bratel Brasil, SA	(a	)	Brazil	Management of investments.		100.0%
PASA Participações, S.A.			Brazil	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%
EDSP75 Participações, S.A.			Brazil	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%
AG Telecom Participações, S.A.			Brazil	Management of investments.	PASA Participações, S.A. (100%)	35.0%
Luxemburgo Participações, S.A.			Brazil	Management of investments.	AG Telecom Participações, S.A. (100%)	35.0%
LF Tel, S.A.			Brazil	Management of investments.	EDSP75 Participações, S.A. (100%)	35.0%
Telemar Participações, S.A.			Brazil	Management of investments.	AG Telecom Participações, S.A. (12.9%); Luxemburgo Participações, S.A. (6.5%); LF Tel, S.A. (19.4%); Bratel Brasil, S.A. (12.1%)	25.6%
Tele Norte Leste Participações, S.A. ("TNL")	(b	)	Brazil	Management of investments.	Luxemburgo Participações, S.A. (2.4%); LF Tel, S.A. (2.4%); Telemar Participações (22.2%); Bratel Brasil, S.A. (10.5%)	17.9%
Telemar Norte Leste, S.A. ("Telemar")	(c	)	Brazil	Provider of telecommunications services in Brazil.	Luxemburgo Participações, S.A. (3.3%); LF Tel, S.A. (3.3%); Telemar Participações (3.8%); TNL (70.5%); Bratel Brasil, S.A. (9.4%)	25.3%

(a)
This company was incorporated in 2010 as mentioned in Exhibit I.

(b)
The voting rights of Telemar Participações in TNL are 56.4%.

(c)
The voting rights of TNL IN Telemar are 98.0%.

        Additionally, on 28 March 2011, and in connection with the strategic partnership entered into with the controlling shareholders of Telemar, Portugal Telecom has also concluded the acquisition of a 16.2% stake in CTX Participações S.A. ("CTX") for a consideration of R$ 116 million (Euro 50 million). CTX is the controlling shareholder and fully consolidates Contax, S.A. ("Contax"), one of the leading corporate services company and the leader in contact centre services in Brazil. As a result of this acquisition, Portugal Telecom has acquired a direct and indirect stake (via AG and LF) of 42.0% in CTX, which will be proportionally consolidated, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by Portugal Telecom. The next step of this transaction includes the merger of Dedic/GPTI with Contax, following which Portugal Telecom expects to hold a direct and indirect stake in CTX of 44.4%. According to Brazilian securities regulation governing transactions, an independent committee will be created to analyse the

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

47. Subsequent events (Continued)

proposed exchange ratio and make a recommendation to Contax's Board of Directors. The merger is subject to Board of Directors and Shareholders approval at both companies. This integration will: (1) allow the generation of substantial synergies, thus benefiting all shareholders of Dedic/GPTI and Contax, and (2) allow Portugal Telecom to crystallise the value of Dedic/GPTI.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements

I.     Subsidiaries

        The following companies were included in the consolidation as at 31 December 2010 and 2009.

Subsidiaries located in Portugal:

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (parent company)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value added products and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Openideia—Tecnologias de Telecomunicações e Sistemas de Informação	(b)	Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	—
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network—Prestação Serviços de Gestão Infra-estrutura.cominic. ACE	(a)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%
PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")	(c)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	—	—	68.98%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales—Serviços de Telecomunicações e Sistemas de Informação , SA ("PT Sales")		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	100.00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); TMN (0.1%)	100.00%	100.00%
TMN—Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it®—Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52.50%)	52.50%	52.50%

(a)
These companies were consolidated by the equity method.

(b)
This company was incorporated in 2010 and was consolidated by the equity method.

(c)
In 2010, Portugal Telecom disposed of a 36.65% stake in PT Prime Tradecom and therefore reduced its percentage of ownership to 33.33%. Consequently, the consolidation method of this company was changed to the equity method of accounting.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Subsidiaries located in Brazil:

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA	(a)	Brazil	Management of investments.	Bratel BV (99%); Cvtel (1%)	100.00%	—
Dedic, SA	(b)	São Paulo	Call center services.	PT Brasil (87.5%)	87.50%	100.00%
GPTI—Tecnologias de Informação, SA	(b)	São Paulo	Provision of IT systems and services.	Dedic (100%)	87.50%	—
Istres Holding S.A	(c)	São Paulo	Management of investments.	Bratel BV (99.99%); Cvtel (0.01%)	100.00%	—
Portugal Telecom Brasil, SA ("PT Brasil")		São Paulo	Management of investments.	Portugal Telecom (99.95%); PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)
These companies were incorporated in 2010.

(b)
As mentioned in Note 2, on 7 February 2010, Dedic agreed to acquire a 100% equity stake in GPTI, with the respective purchase price including the issuance of shares of Dedic corresponding to a 12.5% stake.

(c)
This company was incorporated in 2010.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Subsidiaries located in Africa:

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco—Ste Cellulaire du Congo SARL		Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda—Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
T-Innova	(c)	Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	—
Guinetel, S.A	(d)	Bissau	Provision of public telecommunications services.	—	—	41.25%
Inovetel—Inovação e Sistemas de Comunicação, SA	(c)	Casablanca	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(e)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%
TMM—Telecomunicações Móveis de Moçambique	(f)	Maputo	Mobile cellular services operator	Portugal Telecom (98%)	98.00%	—

(a)
Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)
This company was consolidated by the equity method.

(c)
This company was incorporated in 2010 and was consolidated by the equity method.

(d)
The investment in this company was disposed in 2010 for an amount of Euro 1,000,000.

(e)
Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

(f)
This company was incorporated in 2010.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Other subsidiaries:

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel BV	(a)	Amsterdam	Management of investments.	PT Móveis (100.00%)	100.00%	—
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments.	PT Móveis (100.00%)	100.00%	—
Africatel		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
CVTEL, BV	(b)	Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	(b)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (99.84%); PT Comunicações (0.16%)	100.00%	100.00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

(a)
These companies were incorporated in 2010.

(b)
These companies were consolidated by the equity method as they are currently not developing any activity.

II.    Companies consolidated using the proportional method

        Following the sale of the 50% stake in Brasilcel in September 2010, Portugal Telecom no longer proportionally consolidates the assets, liabilities and results of this company and its subsidiaries and, accordingly, this business was classified as a discontinued operation (Note 20). The table below lists the companies that were previously consolidated by the proportional method before the completion of this transaction.

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portelcom Participações, S.A.		São Paulo	Management of investments.	—	—	50.00%
Ptelecom Brasil, S.A.		São Paulo	Management of investments.	—	—	50.00%
TBS Celular Participações, S.A.		São Paulo	Management of investments.	—	—	48.13%
Telemig Celular		Minas Gerais	Mobile cellular services operator.	—	—	29.71%
Vivo Participações, S.A.		São Paulo	Management of investments.	—	—	29.71%
Vivo, S.A.		Curitiba	Mobile cellular services operator.	—	—	29.71%
Brasilcel, N.V.		Amsterdam	Management of investments.	—	—	50.00%

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

III.  Associated companies

        The associated companies as at 31 December 2010 and 2009 are as detailed below.

Associated companies located in Portugal:

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Prime (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo—SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Páginas Amarelas, SA ("Páginas Amarelas")		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%); PT Prime (0.125%)	25.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")	(a)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (33,33%)	33.33%	—
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA		Lisbon	Developing activities providing global products and services for internet support.	PT Prime Tradecom (100.00%)	33.33%	33.33%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%
Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and ISP's.	Sportinvest Multimédia (100%)	50.00%	50.00%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, SA		Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	PT Prime Tradecom (50%)	16.50%	33.00%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

(a)
As mentioned above, Portugal Telecom disposed of a 36.65% stake in PT Prime Tradecom in 2010 and therefore reduced its percentage of ownership to 33.33%. Consequently, the consolidation method of this company was changed to the equity method of accounting.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements (Continued)

Associated companies located in Africa:

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Guiné Telecom—Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.	(a)	Bissau	Provision of public telecommunications services.	—	—	30.11%
Multitel—Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Teledata de Moçambique, Lda.	(b)	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	—	—	18.75%
Unitel		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%

(a)
The investment in this company was disposed of in 2010 for an amount of Euro 200,000.

(b)
The investment in this company was disposed of in 2010 for an amount of Euro 131,811.

Other associated companies (including Brazil):

				Percentage of ownership
				Dec 10		Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
UOL, Inc	(a)	São Paulo	Provides Internet services and produces Internet contents.	Portugal Telecom (21.95%); PT Brasil (6.83%)	28.78%	28.78%
CTM—Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)
As mentioned in Note 47, on 27 January 2011, Portugal Telecom concluded the disposal of the investment in this associated company for a total amount of Euro 356 million Brazilian Reais (equivalent to Euro 160.5 million as at 31 December 2010).

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 16, 2010 (File No. 001-13758).
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
2.16
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 6.00% Notes due 2013, dated April 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and Citigroup Global Markets Limited, incorporated by reference to Exhibit 2.16 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 16, 2010 (File No. 001-13758).
2.17
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €750,000,000 5.00% Notes due 2019, dated October 29, 2009, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Banco Espírito Santo de Investimento, S.A., Banco Santander Totta, S.A., Barclays Bank PLC, Caixa—Banco de Investimento, S.A. and UBS Limited, incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 16, 2010 (File No. 001-13758).
2.18
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €600,000,000 5.625% Notes due 2016, dated February 8, 2011, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Bank of America Merrill Lynch, Barclays Capital, BES Investimento, Caixa BI, Citigroup and Credit Suisse.
4.1
Universal Service Convention, dated as of December 30, 2002, among PT Comunicações S.A., the Autoridade Nacional das Comunicações (ANACOM) and the Direcção Geral do Comércio e da Concorrência, incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.2
Contract for the Purchase and Sale of the Ownership of the Basic Telecommunications Network and the Telex Network, dated December 27, 2002, between the Portuguese Government and PT Comunicações, incorporated by reference to Exhibit 4.6 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.3
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese Government, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.4
Form of Management Agreement entered into with certain members of the Executive Committee, incorporated by reference to Exhibit (e) to the Statement on Schedule 14D-9 filed with the Commission on January 18, 2007 (File No. 005-79679).
4.5
Summary of the Agreement for the Purchase and Sale of Shares of Brasilcel, N.V., dated July 28, 2010, among Telefónica, S.A., Portugal Telecom, SGPS, S.A. and PT Móveis — Serviços de Telecomunicaçoes, SGPS, S.A.

Exhibit Number	Description
4.6	Shareholders' Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009).
4.7
Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011).
4.8
Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009).
4.9
Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011).
4.10
Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation).
4.11
Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English Translation).
4.12
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., Portugal Telecom, SGPS S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A.
4.13
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Pasa Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A.
4.14
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF TEL S.A. and Portugal Telecom, SGPS S.A.

Exhibit Number	Description
4.15	English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of EDSP75 Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., EDSP75 Participações S.A., La Fonte Telecom S.A. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., and LF TEL S.A.
4.16
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, Fundação Petrobras de Seguridade Social—Petros, Fundação dos Economiários Federais—Funcef, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A.
4.17
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among BNDES Participações S.A.—BNDESPar, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A.
4.18
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF TEL S.A., Fundação Atlântico de Seguridade Social, Bratel Brasil S.A., Telemar Participações S.A. and, as intervening party, Portugal Telecom, SGPS S.A.
4.19
English Language Summary of the Material Provisions of the Commitment to Purchase and Sell Shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A, dated as of January 25, 2011, among Bratel Brasil S.A., Telemar Participações S.A., Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. and, as intervening party, Portugal Telecom, SGPS S.A.
8.1	List of Significant Subsidiaries.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification.