Form 20-F
period 2011-12-31
PORTUGAL TELECOM SGPS SA
filed 2012-04-30
CIK 944747

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

 CERTAIN DEFINED TERMS

        Unless the context otherwise requires, the terms "Portugal" refers to the Portuguese Republic, including the Madeira Islands and the Azores Islands; the term "EU" refers to the European Union; and the terms "United States" and "U.S." refer to the United States of America.

        We use the term "Portugal Telecom" to refer to Portugal Telecom, SGPS S.A., and unless indicated otherwise, the terms "we," "our" or "us" refer to Portugal Telecom and its consolidated subsidiaries.

        We use the term "Oi" to refer, collectively, to Telemar Participações S.A. ("TmarPart"), its subsidiary Telemar Norte Leste S.A. ("Telemar"), and its subsidiary Oi S.A., a Brazilian company. Before the corporate reorganization of Oi described in "Item 4—Information on the Company—Brazilian Operations (Oi)—Strategic Partnership with Oi," the Oi companies (the "Oi Companies") included TmarPart, its subsidiaries Valverde Participações S.A. ("Valverde"); Tele Norte Leste Participações S.A. ("TNL"), which merged with and into Oi S.A. (formerly known as Brasil Telecom S.A. ("Brasil Telecom")) as part of the corporate reorganization; Telemar; Coari Participações S.A. ("Coari"), which merged with and into Oi S.A. as part of the corporate reorganization; and Oi S.A. Following the corporate reorganization of Oi, the term "Oi Companies" refers to TmarPart, Valverde, Oi S.A. and Telemar.

        References to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Real," "Reais" or "R$" are to Brazilian Reais.

PRESENTATION OF FINANCIAL INFORMATION

Preparation of Financial Statements in IFRS

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. As of December 31, 2011, 2010 and 2009, there were no unendorsed standards effective as of and for the years ended December 31, 2011, 2010 and 2009, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2011, 2010 and 2009 were prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        We publish our financial statements in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.7615 = US$1.00 on April 19, 2012, and the noon buying rate on that date for Reais was R$1.8846 = US$1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

Proportional Consolidation of Brazilian Operations

        On March 28, 2011, we completed the acquisition of an economic interest of 25.3% in Oi (through a 25.6% economic interest in TmarPart and a 25.3% interest in Telemar Norte Leste S.A.). Since April 1, 2011, given our economic interest and our rights to participate in the management of TmarPart and Oi as described in "Item 4—Information on the Company—Brazilian Operations (Oi)—Strategic Partnership with Oi," we have proportionally consolidated 25.6% of TmarPart in our consolidated financial statements, which, in turn, fully consolidates TNL (which has now merged into Oi S.A.) and Telemar. Our economic interest in Oi decreased to 23.25% as a result of a corporate reorganization of

Oi that was completed on April 9, 2012. However, our economic interest in TmarPart remains at 25.6%, and we will continue to proportionally consolidate 25.6% of TmarPart in future periods.

        Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A. ("CTX"), the parent company of Contax Participações S.A. ("Contax Participações") and Contax S.A. ("Contax"), which provides contact center, business process outsourcing ("BPO") and IT services in Brazil and other countries in Latin America. Even before our investment in Contax, we provided call center and IT services in Brazil through our subsidiary Dedic, S.A. ("Dedic"), and Dedic's subsidiary GPTI—Tecnologias de Informação, S.A. ("GPTI") provided Information Technology/Information Systems ("IT/IS") services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

Discontinued Operations

        We provided mobile telecommunications services in Brazil through Vivo Participações S.A. ("Vivo") through September 2010. We held our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. ("Telefónica"). On July 28, 2010, we reached an agreement with Telefónica for them to buy from us our 50% interest in Brasilcel N.V. We closed the transaction on September 27, 2010. Our consolidated statements of income and cash flows present Vivo under the caption "Discontinued Operations" for all periods presented, and our consolidated balance sheet as of December 31, 2010 and thereafter no longer includes the assets and liabilities related to Vivo.

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

  •
  the effects of intense competition in Portugal, Brazil and the other countries in which we have operations and investments;

  •
  changes in telecommunications technology that could lead to obsolescence of our infrastruture;

  •
  the development and marketing of new products and services and market acceptance of such products and services;

  •
  risks and uncertainties related to national and supranational regulation; and

  •
  the adverse determination of disputes under litigation.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        We are not required to provide the information called for by Item 1.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        We are not required to provide the information called for by Item 2.

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated statement of financial position data as of December 31, 2009, 2010 and 2011 and the selected consolidated statement of income and cash flow data for each of the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The selected consolidated statement of financial position data as of December 31, 2007 and 2008 and the selected consolidated statement of income and cash flow data for the years then ended have been derived from our consolidated financial statements prepared in accordance with IFRS included in our Annual Report for the year ended December 31, 2009.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(EUR Millions)
Statement of Income Data(1):
Continuing operations
Revenues:
Services rendered	3,530.0	3,503.4	3,492.0	3,516.0	5,859.3
Sales	187.7	217.7	197.2	165.6	141.5
Other revenues	32.8	40.1	44.3	60.6	146.1

Total revenues	3,750.5	3,761.2	3,733.4	3,742.3	6,146.8
Costs, expenses losses and income:
Wages and salaries	523.7	489.4	546.7	637.1	1,020.5
Direct costs	478.9	520.8	522.4	547.6	1,012.3
Costs of products sold	206.7	244.8	207.3	179.9	169.9
Marketing and publicity	81.3	87.9	78.6	81.1	131.1
Supplies and external services	695.1	695.6	733.3	724.5	1,281.4
Indirect taxes	50.4	45.9	57.8	45.4	187.5
Provisions and adjustments	19.1	29.0	30.5	35.0	156.3
Depreciation and amortization	600.0	647.5	716.9	758.6	1,325.6
Net post retirement benefit costs (gains)	(65.1)	44.8	89.6	38.2	58.5
Curtailment and settlement costs	275.6	100.0	14.8	145.5	36.4
Gains on disposals of fixed assets, net	(8.5)	(18.3)	(2.0)	(5.5)	(9.2)
Other costs, net	42.7	22.6	45.6	141.2	32.6

Income before financial results and taxes	850.6	851.3	691.9	413.8	744.0
Minus: Financial costs (gains), net	(202.8)	32.4	(200.7)	81.6	212.9

Income before taxes	1,053.3	818.9	892.6	332.2	531.1
Minus: Income taxes	243.6	204.8	185.9	77.5	108.2

Net income from continuing operations	809.8	614.1	706.7	254.6	422.9
Discontinued operations
Net income from discontinued operations	24.0	81.7	82.5	5,565.4	—

Net income	833.8	695.8	789.2	5,820.1	422.9

Attributable to non-controlling interests	92.8	119.7	104.5	147.9	83.8
Attributable to equity holders of the parent	740.9	576.1	684.7	5,672.2	339.1
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.83	0.95	0.77	0.46	0.83
Earnings per ordinary share, A share and ADS:
Basic(3)	0.71	0.64	0.78	6.48	0.39
Diluted(4)	0.67	0.62	0.76	6.06	0.39
Earnings per ordinary share, A share and ADS from continuing operations, net of non-controlling interests:
Basic(3)	0.72	0.60	0.74	0.19	0.39
Diluted(4)	0.69	0.59	0.72	0.19	0.39
Cash dividends per ordinary share, A share and ADS(5)	0.575	0.575	0.575	2.30	0.65
Share capital	30.8	26.9	26.9	26.9	26.9

(1)
As explained in Note 4 to our consolidated financial statements, we applied retrospectively, from January 1, 2009, the interpretation IFRIC 12, Service Concession Arrangements, which became effective as from January 1, 2010, following its approval by the European Commission as of March 25, 2009.

(2)
Based on 1,025,800,000 ordinary and A shares issued as of December 31, 2007 and 896,512,500 ordinary and A shares issued as of December 31, 2008, 2009, 2010 and 2011.

(3)
The weighted average number of shares for purposes of calculating basic earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom.

(4)
The weighted average number of shares for purposes of calculating diluted earnings per share is computed based on the average ordinary and A shares issued and the average number of shares held by Portugal Telecom adjusted by the number of shares from the exchangeable bonds issued on August 28, 2007.

(5)
Cash dividends per ordinary share, A share and American Depositary Share ("ADS") for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were €0.575, €0.575, €0.575, €2.30 and €0.65, respectively. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 were US$0.90, US$0.75, US$0.71, US$3.23 and US$0.85, respectively, using the exchange rate in effect on the date on which each dividend was paid (or, in the case of the dividends for the year ended December 31, 2011, using the exchange rate on April 19, 2011). See "Item 8—Financial Information—Distributions to Shareholders—Dividend Information." As mentioned in Note 23 to our audit consolidated financial statements, cash dividends for the year ended December 31, 2011 correspond to an ordinary dividend per share of €0.65, of which €0.215 was paid on January 4, 2012 as an advance over the profits relating to 2011, as approved by our Board of Directors on December 15, 2011, and the remaining €0.435 will be paid in 2012, as approved at our Annual Shareholders' Meeting held on April 27, 2012. Cash dividends for the year ended December 31, 2010 included (1) an extraordinary dividend per share of €1.65, of which €1.00 was paid in December 2010 and the remaining €0.65 was paid in 2011, as approved at our Annual Shareholders' Meeting held on May 6, 2011; and (2) an ordinary cash dividend of €0.65 per share also approved at the Annual Shareholders' Meeting.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(EUR Millions)
Cash Flow Data:
Cash flows from operating activities	1,859.2	1,828.9	1,927.5	1,506.9	1,775.2
Cash flows from investing activities	235.9	(108.7)	(597.8)	4,072.4	(1,009.2)
Cash flows from financing activities	(1,953.6)	(1,283.8)	(997.3)	(1,929.1)	(540.3)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(EUR Millions)
Statement of Financial Position Data:
Current assets	3,816.3	3,317.0	3,699.1	8,855.4	8,433.0
Investments in group companies	538.1	613.2	597.2	361.5	533.4
Other investments	27.2	21.1	16.9	17.7	22.9
Tangible assets	3,585.4	4,621.5	4,843.9	3,874.6	6,228.6
Intangible assets	3,383.1	3,486.2	4,074.3	1,111.7	5,424.1
Post retirement benefits	134.1	1.6	67.6	1.9	13.6
Deferred tax assets	992.2	1,032.7	1,019.5	653.1	1,220.9
Other non-current assets	645.1	628.0	522.1	294.0	1,067.2

Total assets	13,121.5	13,721.2	14,840.5	15,169.9	22,943.8

Current liabilities	3,862.2	5,153.6	3,398.4	2,683.7	6,811.9
Medium and long term debt	4,960.7	4,441.2	6,551.5	6,254.4	8,989.4
Accrued post retirement liability	1,463.9	1,836.9	1,558.3	968.8	1,004.1
Deferred tax liabilities	84.9	462.2	483.1	311.6	1,052.5
Other non-current liabilities	666.2	631.1	461.7	342.3	1,343.2

Total liabilities	11,037.9	12,525.0	12,453.0	10,560.8	19,201.0

Equity excluding non-controlling interests	1,340.1	232.0	1,318.3	4,392.4	2,828.1
Non-controlling interests	743.6	964.2	1,069.1	216.7	914.7

Total equity	2,083.6	1,196.2	2,387.4	4,609.1	3,742.8

Total liabilities and shareholders' equity	13,121.5	13,721.2	14,840.5	15,169.9	22,943.8

Number of ordinary shares	1,025.8	896.5	896.5	896.5	896.5
Share capital(1)	30.8	26.9	26.9	26.9	26.9

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

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On April 19, 2012, the Euro/U.S. dollar exchange rate was €0.7615 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2007	0.7248
2008	0.6805
2009	0.7166
2010	0.7567
2011	0.7142

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
October 2011	0,7530	0,7056
November 2011	0,7551	0,7245
December 2011	0,7736	0,7415
January 2012	0,7885	0,7580
February 2012	0,7641	0,7428
March 2012	0.7678	0.7499
April 2012 (through April 19, 2012)	0.7655	0.7498

        None of the 27 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Although as of December 31, 2011, the majority of our revenues, assets and expenses are denominated in Euros, on March 28, 2011, we completed the acquisition of an economic interest of 25.3% in Oi. Oi records its financial position and results of operations in Brazilian Reais. Concurrently with our investment in Oi, we acquired an interest in Contax, which similarly records its financial position and results of operations in Brazilian Reais. Consequently, exchange rate fluctuations between the Euro and the Brazilian Real affect our revenues, expenses, assets and liabilities.

        The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On April 19, 2012, the Real/U.S. dollar exchange rate was R$1.8846 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2007	1.929
2008	1.831
2009	1.987
2010	1.757
2011	1.668

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
October 2011	1.8815	1.6916
November 2011	1.8865	1.7355
December 2011	1.8812	1.7841
January 2012	1.8487	1.7392
February 2012	1.7383	1.6997
March 2012	1.8332	1.8263
April 2012 (through April 19, 2012)	1.8846	1.8218

Risk Factors

General Risks Relating to Our Company

The current economic and financial crisis has affected, and will likely continue to affect, demand for our products and services, our revenues and our profitability

        The global economic and financial crisis, and the current economic recession in Portugal, have had, and are likely to continue to have, an adverse effect on the demand for our products and services and on our revenues and profitability. The year ended December 31, 2011 was a turbulent year in the global markets, dominated by the continuing eurozone debt crisis that began with the global financial crisis in 2007 and, by 2011, had developed into a severe sovereign debt crisis. During 2011, a number of eurozone countries came under severe financial pressure and their ability to raise, refinance and service their debt was put into question by markets, as demonstrated by the record high spreads during most of the year. Portugal, along with Greece and Ireland, was forced to seek support packages from the European Central Bank ("ECB") and the International Monetary Fund ("IMF") under strict conditions, while fear of contagion to other eurozone countries forced governments to reduce debt levels through austerity measures that, at least in the short term, were seen as the cause of slow growth for some countries and stagnation in others.

        On April 6, 2011, Portugal announced that it would seek an economic rescue package from the European Union. In the following months, Portugal formally requested an economic rescue package from the European Union and the International Monetary Fund and negotiated the terms of that package. As a condition to receiving the economic rescue package, the Portuguese government implemented severe budget-cutting measures that have delayed Portugal's emergence from a recession and weakened consumer demand.

        Despite a number of high profile summits and meetings the EU was unable to agree and implement a strong coherent policy response to the crisis, prompting fear of default or the exit from the euro of one or more members. Under pressure during most of 2011, EU members showed an increasing willingness to agree a structured common approach, but they also demonstrated divergent opinions on the way forward and on the measures to be taken. This resulted in the three major rating agencies either downgrading, or putting on the watch list for possible downgrade, a number of sovereign governments which intensified the pressure, even on the stronger eurozone countries. The ongoing sovereign debt crisis, slow economic growth, dearth of market financing for banks and private sector deleveraging severely affected the eurozone financial system, increasing the possibility of further economic stress in the region, including Portugal.

        Against the backdrop of the eurozone crisis, the increased risk perception also led to consecutive downgrades of Portuguese sovereign debt by the rating agencies. In 2011, Portugal was downgraded (1) by 4 notches at Moody's, from A1 on December 21, 2010 to Ba2 on July 5, 2011; (2) by 3 notches at S&P from A- on November 30, 2011 to BBB- on December 5, 2011, and (3) by 6 notches at Fitch from A+ on December 23, 2010 to BB+ on November 24, 2011.

        As one of Portugal's largest companies and one of its largest employers (and although a large portion of our business is conducted outside Portugal), Portugal Telecom's financial condition, revenues and profitability are closely linked to circumstances in the Portuguese economy. The recession in Portugal has had a direct effect on demand for our products and services, contributing to a decline in revenues in 2011 across most of the customer categories of our Portuguese telecommunications business.

        In these and other ways, the global economic and financial crisis and its effect on the European and Portuguese economies has significantly affected, and could continue to significantly affect, our business, liquidity and financial performance.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities

        Beginning in 2008, events in the global and European financial markets have increased the uncertainty and volatility of the financial markets, leading to a significant increase in execution and price risks in financing activities. Since the onset of the crisis, global financial markets and economic conditions have been severely disrupted and volatile and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. At times during this period, credit markets and the debt and equity capital markets have been exceedingly distressed. In 2010 and 2011, the financial markets grew increasingly concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Greece, Ireland and Portugal by the EU and the IMF. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made it difficult for companies to obtain financing, and we expect these difficulties to continue.

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

        Notwithstanding our international exposure and diversification and the fact that we believe we have liquidity to repay our debt through the end of 2013, the downgrades of Portugal's sovereign debt described in the preceding risk factor may have a significant effect on our costs of financing, particularly given the size and prominence of our company within the Portuguese economy. The recent events in Portugal and the other factors described above could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms that we are able to obtain in any new bank financing or issuance of debt securities and thereby negatively impact our liquidity.

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

        The effects of the economic and financial crisis described above, or any adverse developments in our business, could lead to downgrades in our credit ratings. Any such downgrades are likely to adversely affect our ability to obtain future financing to fund our operations and capital needs. Any downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity. For example, the pricing conditions applicable to our commercial paper programs could be revised in the event our credit rating is changed. In addition, certain of our loan agreements, totaling €129 million as of December 31, 2011, contain provisions that require us to provide certain guarantees if our ratings decline below specified levels. Any failure to provide those guarantees could enable the lender to accelerate the loans. For further information on these covenants, please refer to "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Covenants."

Any worsening of the current economic and financial crisis may affect our liquidity and impact the creditworthiness of our company

        In order to mitigate liquidity risks, we seek to maintain a liquidity position and an average maturity of debt that allows us to repay our short-term debt and our contractual obligations. As of December 31, 2011, the amount of available cash from our Portuguese operations (excluding cash from our international operations), plus the undrawn amount of our underwritten commercial paper lines (cash immediately available upon two or three days' notice) and our committed standby facilities available to our Portuguese operations amounted to €5,095 million, a reduction from €6,297 million as of December 31, 2010. This reduction reflects primarily the investments made in the acquisition of the interests in Oi and Contax and dividends paid during the year, which more than offset the impact of the third and last installment payment received from Telefónica for its purchase of Vivo and certain new financings obtained in 2011. The average maturity of our net debt in Portugal as of December 31, 2011 was 5.9 years.

        We seek to manage our capital structure to ensure that our businesses will be able to continue as a going concern and maximize the return to shareholders. Our capital structure includes debt, cash and cash equivalents, short-term investments and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings. We periodically review our capital structure considering the risks associated with each of the above mentioned classes of the capital structure. We further discuss our liquidity and sources of funding in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        However, if economic and financial conditions in Portugal and in Europe generally were to worsen, if our cost of debt were to increase or if we were to encounter other difficulties in obtaining financing for the reasons described in the preceding three risk factors, our sources of funding, including our cash balances, operating cash inflows, funds from divestments, credit lines and cash flows obtained from financing operations, might not match our financing needs, including our operating and financing outflows, investments, shareholder remuneration and debt repayments. Any such event could have a material adverse effect on our financial position, liquidity and prospects.

If our customers' financial conditions decline, we will be exposed to increased credit and commercial risks

        Due to continued adverse economic conditions, we may encounter increased difficulty collecting accounts receivable and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the creditworthiness of our customers and we set credit limits for our customers. Challenging economic conditions have impacted some of our customers' ability to pay their accounts receivable. Although our credit losses have historically been low and we have policies and procedures for managing customer finance credit risk, we may be unable to avoid future losses on our accounts receivable, which could materially adversely affect our results of operations and financial position.

We may not be able to pay our announced dividends

        In connection with the sale of our interest in Vivo in September 2010, we announced an extraordinary dividend to our shareholders of €1.65 per share, of which we paid €1.00 per share on December 28, 2010. As approved at our General Shareholders' Meeting held on May 6, 2011, we paid the remaining €0.65 per share of this dividend, as well as an ordinary dividend of €0.65 per share with respect to the year ended December 31, 2010 on June 3, 2011. In 2011, we adopted a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014. In addition, for the year ended December 31, 2011 onwards, we announced that our Board of Directors intended to approve the payment of interim ordinary dividends based on the financial performance of our company in order to allow for a smoother cash return to our shareholders throughout the year. As a result, on December 15, 2011, our Board of Directors announced an interim dividend of €0.215 per share, which was paid on January 4, 2012. This dividend was an advance payment on the profits of the year ended December 31, 2011 for our shareholders. On March 30, 2012, the Board of Directors announced a proposal approved at the General Shareholder's Meeting held on April 27, 2012 of a dividend of €0.65 per share, including the above-mentioned €0.215 dividend paid in January 2012. These cash dividend proposals are subject to market conditions, our financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, and other factors considered relevant by our Board of Directors at the time.

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

We must continue to attract and retain highly qualified employees to remain competitive

        We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, we may not be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business.

Unfunded post retirement benefit obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance

        We have unfunded post retirement benefit obligations that may limit our future use and availability of capital and adversely affect our financial and operating results. Although in December 2010, we transferred to the Portuguese Government the post retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, we retained all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €782.5 million as of December 31, 2011, which we must pay monthly directly to the beneficiaries until their retirement age and (2) €474.1 million in obligations related to pension supplements and healthcare as of December 31, 2011, which are backed by plan assets with a market value of €344.7 million, resulting in unfunded obligations of €129.4 million.

        Any decrease in the market value of our plan assets relating to our pension supplements and healthcare obligations could increase our unfunded position. Although there is in place an investment policy with capital preservation targets, in the current economic and financial crisis, in particular, the market value of our plan assets is volatile and poses a risk. In addition, our obligations to pay salaries to suspended and pre-retired employees are unfunded. The value of the obligations referred to above may also fluctuate, depending on demographic, financial, legal or regulatory factors that are beyond our control. Any significant increase in our unfunded obligations could adversely affect our ability to raise capital, require us to use cash flows that we would otherwise use for capital investments, implementing our strategy or other purposes and adversely affect perceptions of our overall financial strength, which could negatively affect the price of our ordinary shares and ADSs.

        See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Obligations" for a description of our transfer of pension obligations to the Portuguese Government.

Risks Relating to Our Portuguese Operations

Competition from other mobile telephony and fixed line operators has reduced our revenues from our Portugese operations and could continue to adversely affect our revenues

        As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines. Mobile operators can bypass our international wireline network by interconnecting directly with fixed line and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our fixed line voice services for long distance and international calls. Lowering our international call prices has caused a decline in our revenues from international fixed line voice services. The decrease in fixed line voice traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Residential Services."

Increased competition in the Portuguese Pay-TV market may result in a decrease in our revenues

        In 2008, we launched a nationwide Pay-TV service under the Meo brand, primarily using our fixed network (IPTV over ADSL2+ and fiber-to-the-home ("FTTH") and direct-to-home ("DTH") satellite technology). This service required us to make significant investments in our network in order to increase the bandwidth and offer a better service quality than our competitors. The main competitors in the market are Zon, Cabovisão, Optimus and Vodafone. Notwithstanding gains in our revenues and market share from Pay-TV services in recent years and the quality of our service, we have experienced pressure from our competitors to reduce monthly subscription fees. In addition, our efforts to build scale to enable us to negotiate better programming costs with our content suppliers, especially certain premium content owned by one of our competitors, may not prove successful. Our revenues from residential services and our financial position could be significantly affected if we are not successful in the Pay-TV business, which is becoming increasingly important as a retention tool of our fixed-line and broadband customers.

The broadband market in Portugal is highly competitive and may become more competitive in the future

        Our competitors have been improving their commercial offers in broadband Internet, with most of them offering triple-play bundled packages (voice telephony, broadband Internet and Pay-TV subscription). We believe that with competition in Internet broadband access intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through Universal Moblie Telecommunications System ("UMTS") and long-term evolution ("LTE") technology, as well as high speed broadband supported by the deployment of a fiber optic network, we may face additional pricing pressure on our services, which could result in the loss of revenues from both residential and enterprise customers.

Increased competition in the Portuguese mobile markets may result in decreased tariffs and loss of market share

        We operate in the highly competitive Portuguese mobile telecommunications market. We believe that our existing mobile competitors, Vodafone and Optimus, will continue to market their services aggressively, and in most cases, those operators have similarly priced offers. After we launched our low-cost brand "Uzo," for example, Vodafone and Optimus quickly responded with similar products of their own. As another example, in 2010, we launched a tribal plan as a reaction to similar plans launched by our competitors, and that plan provides for lower revenue per user than many of our other plans. We believe that our ability to compete depends on our ability to differentiate our products based on services offered and quality, and we may not be successful in doing so.

        We expect competition from VoIP-based operators also to place increasing price pressure on voice tariffs and lead to reductions in mobile voice traffic. Competition from companies providing wireless local-area network services ("WLAN"), which can deliver wireless data services more cheaply than mobile data services, such as through UMTS or LTE technology, in concentrated areas, may also affect the market and pricing for third and fourth generation services. See "Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Personal Services."

Our ability to remain competitive depends on our ability to implement new technology, and any failure to do so could adversely affect our business

        Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The Pay-TV, broadband internet and mobile telecommunications industries in particular have experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we have made significant investments in recent years to develop our FTTH network for residential and enterprise customers, to connect our mobile network base stations and to develop our UMTS network for personal services customers. In 2011, we also upgraded some of our mobile network equipments for LTE services. We are investing significant amounts to construct our data center in Covilhã, Portugal to expand our ability to serve enterprise and other customers, and we launched LTE services in March 2012. We may not achieve the expected benefits of these investments in technology before more advanced technology is adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our Portugese telecommunications business

        The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analysis, carried out in 2004-2006, Portugal Telecom was found by the Portuguese telecomunications regulator (Autoridade Nacional das Comunicações—"ANACOM") to have significant market power in all but one of the 16 markets analyzed and, consequently, is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. Pursuant to the European Relevant Markets Recommendation issued in 2007, which significantly reduced the number of markets subject to regulation, ANACOM is re-analyzing the retail and wholesale markets to identify which electronic communications operators and service providers it considers to have significant market power in those markets and determining the regulatory obligations that should be imposed on those operators and service providers.

        ANACOM has re-analyzed certain of the markets defined under the European Relevant Market Recommendation and has found Portugal Telecom to have significant market power in some of those markets, including the wholesale market for call termination on individual public telephone networks provided at a fixed location, the market for call termination on individual mobile networks, the market for the provision of wholesale (physical) network infrastructure access and the wholesale leased lines terminal market. In certain cases, such as the wholesale broadband access market and the wholesale transit market, ANACOM has segmented the markets into "C" (competitive) and "NC" (non-competitive) segments and has found Portugal Telecom to have significant market power in the non-competitive segments. ANACOM has the power to impose remedies to increase competition in those markets. For example, ANACOM is proposing to introduce virtual access to fiber (an advanced bitstream offer) as a remedy in the wholesale (physical) network infrastructure access market in certain geographic areas. In addition, ANACOM has not completed its analysis of all the markets identified by the European Relevant Market Recommendation, and we expect that it will provide further analysis in the near future.

        Remedies imposed by ANACOM may require us to provide services in certain markets or geographic regions or to make investments that we would otherwise not choose to make. In addition, we incur expenses to adapt our operations to constantly changing regulatory requirements and to ensure regulatory compliance. The substantial resources we must commit to fulfill our regulatory obligations could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal" for more details on the regulatory requirements to which we are subject.

Reduced interconnection rates have negatively affected our revenues for our Portuguese telecommunications business and will continue to do so in 2012

        In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had a significant impact on interconnection revenues of our mobile subsidiary, TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"), and, consequently, on its earnings.

        In April 2011, ANACOM held a consultation on the definition of a bottom-up long-run incremental cost ("LRIC") model to regulate mobile termination rates. In October 2011, ANACOM issued a new draft decision based on that cost model and proposed a new glide path according to which mobile termination rates in Portugal would decrease in four steps, reaching €0.0125 per minute by November 2012. In March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

        ANACOM's price controls on fixed-to-mobile interconnection may also negatively affect our revenues from fixed line residential services because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network. We expect that the reduction in interconnection charges will continue to have an impact on our revenues from fixed line residential services.

        In addition, the lower interconnection rates have reduced revenues for our wholesale business, which records revenue from incoming calls transiting through our network that terminate on the networks of mobile operators. The prices we charge to international operators (and hence our revenues) also depend on the interconnection fees charged by mobile operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that lower interconnection rates will continue to have a negative impact on our wholesale revenues.

        In addition, in August 2008, ANACOM published a "reasoning" regarding mobile rates for originating calls, aimed at driving mobile operators to reducing their prices by the end of September 2008 to a level equal or close to the level of mobile termination rates. In the second half of 2008, the three mobile operators reduced their rates for originating calls but not to the extent desired by ANACOM. In February 2010, ANACOM chose to take the matter to the Portuguese national competition authority (the "Autoridade da Concorrência" or "AdC"). In January 2012, the Autoridade da Concorrência completed its analysis, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned.

The European Commission's review of roaming charges may lead to a reduction in revenues from personal services

        The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that have been in effect since 2007. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market. In 2008, the European Commission launched a consultation on roaming, proposing to carry over Regulation (EC) No. 717/2007, on roaming on mobile communications networks within the community (the "Roaming Regulation"), beyond 2010 and to extend it to data and Short Messaging Services ("SMS"), or text messaging. In 2009, Regulation (EC) No. 544/2009, amending the Roaming Regulation (the "New Roaming Regulation"), went into effect, limiting roaming charges. The New Roaming Regulation aimed to reduce roaming charges by up to 60%. In the wholesale market, a maximum roaming charge of €0.18 per minute currently applies. In the retail market, maximum roaming charges of €0.11 per minute (for received calls) and €0.35 per minute (for outgoing calls) currently apply.

        The New Roaming Regulation is due to expire on June 30, 2012 and to be replaced by a third version, known as "Roaming III." The European Commission has proposed revisions to certain of those standards, including (1) a cap on retail data tariffs, proposed for July 2012, (2) introduction of an obligation for mobile operators to provide network access in order to allow roaming services, proposed for July 2012, and (3) the decoupling of roaming services from other services, while enabling a consumer to use the same number, proposed for July 2014. We expect the European Commission to make a final decision on these proposals in May 2012.

        The New Roaming Regulation has had, and we expect Roaming III to have, an adverse effect on the revenues of our mobile business and on our results of operations.

The Portuguese government could terminate or fail to renew our fixed line concession, our licenses and our authorizations for data and mobile services

        We provide a significant number of services under a concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal—Summary of Our Concession and Existing Licenses and Authorizations." The Portuguese government can revoke our concession if it considers the revocation to be in the public interest. It can also terminate our concession at any time if we fail to comply with our obligations under the concession.

        Our concession and Portuguese law impose obligations on us as a universal services provider. See "Item 4—Information on the Company—Regulation—Portugal—Universal Services Obligations." ANACOM recently completed a public consultation on the process for selecting a universal services provider and issued a final decision in February 2012, dividing universal services by three functions (telephone service, pay telephones, and directory and inquiry services) and further in three geographic regions. On April 12, 2012, the government launched a public consultation on proposed legislation to establish a compensation fund for universal service providers, after which the Portuguese government is expected shortly thereafter in 2012 to launch a tender for the designation of the universal service providers. The designation of the universal service providers and related renegotiation of our concession are explicit objectives set forth in the memorandum of understanding entered into by the Portuguese government, the IMF, the European Commission and the European Central Bank in the context of the financial support package provided to Portugal. Our rights and obligations as a universal service provider could be materially affected by the tender process, pursuant to which we could cease to be the universal service provider for certain services or in certain regions.

        The Portuguese government can also terminate our mobile licenses under certain circumstances. Through TMN, we hold renewable license to provide GSM and UMTS mobile telephone services throughout Portugal, valid until 2016 and 2022, respectively. In January 2012, TMN was allocated the right to use frequencies to provide, among other technologies, LTE mobile telephone services throughout Portugal, and in March 2012, ANACOM issued a renewable licence to TMN, valid until 2027, with respect to the use of these frequencies. This license also unifies the previous GSM and UMTS licenses issued to TMN. If the Portuguese government were to terminate our license, we would not be able to conduct the activities authorized by the concession or the relevant licenses. This loss would eliminate an important source of our revenues.

Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the European Commission and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires by the Autoridade da Concorrência relate to alleged anti-competitive practices in the broadband internet, terrestrial television and public mobile telephone markets.

        In addition, on January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica is now subject to investigation. The European Commission has stated that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement but that the Commission will deal with the case as a matter of priority. On October 25, 2011, we were notified of a Statement of Objections sent by the European Commission to us and Telefonica on the matter. The Statement of Objections only covers alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, we contested the allegations of the European Commission. The sending of a Statement of Objections does not prejudge the final outcome of the investigation. We cannot predict whether this investigation may lead to fines or other sanctions or whether it may have an adverse effect on our business.

        These inquiries and investigations are described in "Item 8—Financial Information—Legal Proceedings." If we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings that are currently pending against us or that may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

Risks Related to Our Brazilian Operations

Our strategy of enhancing our operations in Brazil through our strategic partnerships with Oi and Contax may not be successful, and we do not have free access to cash flows from Oi and Contax

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our strategic partnership with Oi. On March 28, 2011, we completed the acquisition of a 25.3% economic interest in the Oi companies. For the year ended December 31, 2011, 47% of our revenues were generated in Brazil, and our strategic partnership with Oi represented the bulk of these revenues. As in any strategic partnership, it is possible that we, the other controlling shareholders and Oi will not agree on its strategy, operations or other matters. Any inability of Oi and us to operate Oi jointly could have a negative impact on Oi's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Oi will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the strategic partnership will be realized.

        In addition, concurrently with our investment in Oi, we acquired a 16.2% economic interest in Contax, which provides among other contact center services in Brazil. Our economic interest in Contax increased to 19.5% in June 2011. Although the contribution of Contax to our consolidated revenues is not as significant as that of Oi, Contax remains an important part of our international telecommunications business. The types of risks described above that apply to our strategic partnership with Oi also apply to our strategic partnership with Contax.

        In addition, because we hold joint control of Oi and Contax, we may not have free access to their cash flows. It will be necessary for us and other controlling shareholders of Oi and Contax to agree to approve any distributions from those companies. See "Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi" and "Item 4—Information on the Company—Our Businesses—Other International Operations—Other Brazilian Operations—Strategic Partnership with Contax."

We are exposed to Brazilian exchange rate and interest rate fluctuations

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

        The Brazilian Central Bank's Monetary Policy Committee (Comitê de Política Monetária do Banco Central—COPOM) establishes the basic interest rate target for the Brazilian financial system by referring to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2007, 2008, 2009, 2010 and 2011, the basic interest rate was 11.3%, 13.8%, 8.8%, 10.8% and 11%, respectively. Increases in interest rates may have a material adverse effect on Oi by increasing its interest expense on floating rate debt and increasing its financing costs.

Macroeconomic factors in Brazil could reduce expected returns on our Brazilian investments

        A material portion of our business, prospects, financial condition and results of operations has been, and will continue to be, dependent on general economic conditions in Brazil. In particular, our growth depends on economic growth and its impact on demand for telecommunications and other related services. The major factors that could have a material adverse effect on our investments and results of operations in Brazil include:

        Adverse political and economic conditions.    The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. The Brazilian government has utilized salary and price controls, currency devaluation, capital controls and limits on imports, among other things, as tools in its previous attempts to stabilize the Brazilian economy and control inflation. Changes in the Brazilian government's exchange control policy, or in general economic conditions in Brazil, could have a material adverse effect on the results of our operations in Brazil. Deterioration in economic and market conditions in other countries (mainly in other Latin American and emerging market countries) may adversely affect the Brazilian economy and our business.

        Past political crises in Brazil have affected the confidence of investors and the public in general, as well as the development of the economy. Any future political crises could have an adverse impact on the Brazilian economy and on our business, financial condition and results of operations in Brazil.

        Fluctuations in the Real and increases in interest rates.    The Brazilian currency has historically experienced frequent fluctuations relative to the Euro and other currencies. In 2007, 2009 and 2010, the Real appreciated against the Euro by 8.3%, 29.2% and 13.2%, respectively, and in 2008 and 2011 the Real depreciated against the Euro by 20.0% and 8.5%, respectively. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations and our ability to distribute reserves. It would also increase costs associated with financing our operations in Brazil. In particular, a significant amount of Oi's financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars, Japanese yen and euros. When the Real depreciates against foreign currencies, Oi incurs losses on its liabilities denominated in or indexed to foreign currencies, such as its U.S. dollar-denominated long-term debt and foreign currency loans, and it incurs gains on its monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into Real. If significant depreciation of the Real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, Oi could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the Real could adversely affect Oi's ability to meet certain of our payment obligations. A failure to meet certain of Oi's payment obligations could trigger a default under certain financial covenants in its debt instruments, which could have a material adverse effect on Oi's business and results of operations. Additionally, Oi currently has currency swaps and non-deliverable forwards in place for a portion of its foreign currency debt. However, if the cost of currency swap instruments increases substantially, Oi may be unable to maintain its hedge positions, resulting in an increased foreign currency exposure, which could in turn lead to substantial foreign exchange losses.

        In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment, and, as a result of such devaluation, such equipment would be more expensive to purchase.

        In response to the global economic and financial crisis, the Brazilian government increased the SELIC basic interest rate to 13.75% as of December 31, 2008. In 2009, Brazilian Central Bank reduced the SELIC rate to 8.75% as of December 31, 2009. Based on further economic developments, the Brazilian Central Bank increased the SELIC rate up to 10.75% as of December 31, 2010 and to 11% as of December 31, 2011. Most recently, the Brazilian Central Bank reduced the SELIC rate to 10.50% as of January 18, 2012 and to 9.00% as of April 18, 2012. However, Brazilian interest rates remain high, and any increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil.

        Inflation in Brazil.    Brazil has historically experienced high rates of inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or "IPCA"), published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística , or "IBGE"), the Brazilian consumer price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011.

        Since 2006, Oi's telephone rates have been indexed to the Telecommunications Service Index (Índice de Serviços de Telecomunicações, or "IST"), which is a basket of national indexes that reflect the Brazilian telecommunications sector's operating costs. However, Brazilian monetary policy continues to use the IPCA as an inflation targeting system. The inflation target for 2012 is 4.5%. In recent years, Brazil has failed to meet its inflation target. According to the Brazilian monetary authority, the official inflation target was only met in one calendar year over the past three years. In 2009, the official target inflation rate of 4.50% was 4% higher than the actual inflation rate of 4.32%. However, in 2010 and 2011, Brazil's actual inflation rate was 5.91% and 6.50%, respectively, 31.3% and 44.4% higher than the 4.50% inflation target set for both calendar years. If inflation increases beyond the official 2012 target, basic interest rates may rise, causing direct effects on Oi's cost of debt and indirect effects on the demand for telecommunications goods and services. These effects are aggravated by the uncertainties historically observed in Brazil's economy.

        If Brazil experiences substantial inflation in the future, Oi's costs may increase and its margins may decrease. Although ANATEL regulations provide for annual price increases for most of Oi's services, these increases are linked to inflation indices, as described above, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for Oi's services may not be sufficient to cover its additional costs, and Oi may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases.

        Restrictions on the movement of capital out of Brazil.    Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the Real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in Reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including the extent of Brazil's foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the value of our investments in Oi and Contax and may restrict Oi and Contax's access to international capital markets

        Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may adversely affect investors' demand for securities issued by Brazilian companies, including Oi and Contax. Any of these factors could adversely affect the market price of the common or preferred shares of Oi and Contax and thereby reduce the value of our investment in those companies. Any of these factors could also impede the ability of Oi or Contax to access the international capital markets and finance their operations in the future on terms acceptable to it or at all.

Oi's fixed-line telecommunications services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect its revenues and margins

        Oi's fixed-line telecommunication services face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Oi expects that the number of fixed lines in service in Brazil will continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and the use of existing fixed lines to decline as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates. The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. For the year ended December 31, 2011, Oi's traditional local fixed-line telecommunication services represented 34.5% of the gross operating revenue of the Oi Companies. Because Oi derives a significant portion of its net operating revenue from its traditional local fixed-line telecommunication services, the reduction in the number of fixed-lines in service has negatively affected and is likely to continue to negatively affect Oi's net operating revenue and margins.

        Oi also competes in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações—Embratel ("Embratel"), Embratel's cable television subsidiary Net Serviços de Comunicação S.A. ("NET") and GVT S.A. ("GVT"). In addition, Oi competes in each service region with smaller companies that have been authorized by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or "ANATEL") to provide local fixed-line services. Embratel, GVT and NET are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

        Oi's loss of a significant number of fixed-line customers would adversely affect its operating revenues and results of operations.

Oi's mobile services face strong competition from other mobile services providers, which may adversely affect its revenues

        The mobile services market in Brazil is extremely competitive. Oi faces competition from large competitors such as Vivo Participações S.A. ("Vivo"), Telecom Americas Group, which markets its services under the brand name "Claro," and TIM Participações S.A. ("TIM"). Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

        Oi's ability to generate revenues from its mobile services depends on its ability to increase and retain its customer base. Each additional customer subscribing to Oi's service entails costs, including sales commissions and marketing costs. Recovering these costs depends on Oi's ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of Oi's mobile service business.

        Oi has experienced increased pressure to reduce its rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider's own network. Competing with the service plans and promotions offered by competitors may cause an increase in Oi's marketing expenses and customer-acquisition costs, which has adversely affected and could continue to adversely affect Oi's results of operations. Oi's inability to compete effectively with these bundles of products and services could result in a loss of market share and adversely affect its operating revenues and profitability.

Oi's long-distance services face significant competition, which may adversely affect its revenues

        In Brazil, unlike in the United States and many other countries, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier's long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Oi's principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Generally, callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing long-distance calls in Brazil from their mobile telephones tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on Oi's long-distance rates and adversely affected its revenue from these services. In addition, aggressive discounting by TIM during 2010 and 2011 has substantially reduced the market share of Oi in the long-distance market. Competition in the long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those it currently expects to charge for such services. Competition in the domestic long-distance market has had and could continue to have a material adverse effect on Oi's revenues and margins.

Data transmission services are not subject to significant regulatory restrictions in Brazil, and as a result, Oi faces an increasing amount of competition in this business

        Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services that do not require them to use Oi's fixed-line network, thereby allowing them to reach Oi's customers without paying interconnection fees to Oi. Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the net operating revenue that Oi generate from this business. In addition, increased competition for data transmission customers may require Oi to increase its marketing expenses and capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in Oi's profitability.

Oi has a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences

        As of December 31, 2011, the Oi Companies had total consolidated debt of R$29,714.4 million. Oi is subject to certain financial covenants that limit its ability to incur additional debt. Its existing level of indebtedness and the requirements and limitations imposed by its debt instruments could adversely affect its financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

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

Regulation and regulatory changes may have a material adverse effect on Oi's results

        Telecommunications service providers in Brazil are subject to extensive regulation. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect Oi's business, financial condition and results of operations.

        Among the items on ANATEL's regulatory agenda are the following:

  •
  ANATEL has proposed a General Plan on Competition Targets (Plano Geral de Metas de Competição), which contemplates the creation of three entities to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale and retail data traffic services. The proposed General Plan on Competition Targets also addresses a variety of other matters, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2012.

  •
  ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2012.

        We cannot predict when regulations regarding these matters will be adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on Oi's revenues, costs and expenses, results of operations and financial position.

        Certain legislative bills seeking to terminate monthly subscription fees charged by local fixed-line service providers have been submitted to the Brazilian Congress and remain pending. In March 2008, a special committee was formed in the Brazilian House of Representatives to discuss the various proposed bills on this issue. As of the date of this annual report, no action had been taken by the committee. During 2011, monthly subscription fees represented 23.4% of Oi's gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on Oi's results of operations.

        We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on Oi's business and the business of our competitors.

Oi's local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL, and Oi's bids for new concessions upon the expiration of its existing concessions may not be successful

        Oi provides fixed-line telecommunications services in certain regions of Brazil pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025 and may be amended by the parties every five years prior to the expiration date. In connection with each five year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

        Oi's obligations under the concession agreements may be subject to revision in connection with each future amendment. Any future amendments could impose requirements on Oi that could require it to undertake significant capital expenditures or could modify the rate-setting procedures applicable to it in a manner that would significantly reduce the operating revenues that Oi generates from its fixed-line businesses. If the amendments to Oi's concession agreements have these effects, its business, financial condition and results of operations could be materially adversely affected.

        Oi expects the Brazilian government to offer new concessions in competitive auctions prior to the expiration of the existing concession agreements. Oi may participate in such auctions, but its existing fixed-line and domestic long-distance concession agreements will not entitle Oi to preferential treatment in these auctions. If Oi does not secure concessions for its existing service areas in any future auctions, or if such concessions are on less favorable terms than current concessions, Oi's business, financial condition and results of operations would be materially adversely affected.

Oi's local fixed-line and domestic long-distance concession agreements, as well as its authorizations to provide personal mobile services, contain certain obligations, and its failure to comply with these obligations may result in various fines and penalties imposed on Oi by ANATEL

        Oi's local fixed-line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect Oi's financial condition and results of operations. Oi's local fixed-line concession agreements also require it to meet certain network expansion, quality of service and modernization obligations in its concession regions. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with its quality and universal service obligations.

        On an almost weekly basis, Oi receives inquiries from ANATEL requiring information from it on its compliance with the various service obligations imposed by its concession agreements. If Oi is unable to respond satisfactorily to those inquiries or comply with its service obligations under its concession agreements, ANATEL may commence administrative proceedings in connection with that noncompliance. Oi has received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2011, the Oi Companies had recorded provisions in the amount of R$941 million in connection with fines sought to be imposed by ANATEL on a consolidated basis. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact Oi's financial condition and results of operations.

        In addition, Oi's authorizations to provide personal mobile services contain certain obligations requiring it to meet network scope and quality of service targets. If Oi fails to meet these obligations, it may be fined by ANATEL until it is in full compliance with its obligations and, in extreme circumstances, Oi's authorizations could be revoked by ANATEL.

Oi and Contax are subject to numerous legal and administrative proceedings, which could adversely affect their business, results of operations and financial condition

        Oi and Contax are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. Both Oi and Contax classify the risk of loss from legal and administrative proceedings as "probable," "possible" or "remote." Each company makes provisions for probable losses but does not make provisions for possible and remote losses. As of December 31, 2011, Oi and Contax, together, had recorded provisions of R$7,059.5 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against them, including provisions of R$4,164.5 million relating to civil proceedings, R$1,979.9 million relating to labor proceedings and R$915.1 million relating to tax proceedings. Portugal Telecom's proportionally consolidated portion of these probable liabilities amounted to €760.1 million.

        In addition, as of December 31, 2011, Oi and Contax, together, had claims against them totalling R$21,553.3 million for proceedings classified as "possible" and for which they had made no provisions, including R$1,297.1 million relating to civil proceedings, R$1,930.7 million relating to labor proceedings and R$18,325.5 million relating to tax proceedings. Portugal Telecom's proportionally consolidated portion of these possible liabilities amounted to €2,345.8 million.

        Oi and Contax are not required to disclose or record provisions for proceedings in which their management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which Oi and Contax believe their risk of loss is remote could be substantial.

        Consequently, the losses to Oi and Contax, and therefore to Portugal Telecom, could be significantly higher than the amounts for which we have recorded provisions. If Oi or Contax were to be subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings were to significantly exceed the amount for which it has provisioned or involve proceedings for which it has made no provision, its results of operations and financial condition may be materially adversely affected. Even for the amounts recorded as provisions for probable losses, a judgment against Oi or Contax would have an effect on their cash flow if they are required to pay those amounts. Unfavorable decisions in these legal proceedings may, therefore, reduce the liquidity of Oi or Contax and adversely affect their, and consequently Portugal Telecom's, business, financial condition and results of operations.

Oi is subject to delinquencies of its accounts receivables. If it is unable to limit payment delinquencies by its customers, or if delinquent payments by its customers increase, its financial condition and results of operations could be adversely affected

        Oi's business significantly depends on its customers' ability to pay their bills and comply with their obligations to it. In 2011, Oi recorded provisions for doubtful accounts in the amount of R$1,093.8 million, primarily due to subscribers' delinquencies. As of December 31, 2011, Oi's provision for doubtful accounts, as a percentage of its net operating revenues, was approximately 5%.

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

        In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the Real, an increase in inflation or an increase in domestic interest rates, a greater portion of Oi's customers may not be able to pay their bills on a timely basis, which would increase its provision for doubtful accounts and adversely affect its financial condition and results of operations.

Risks Related to Our Other International Investments

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

        In addition, our investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, our ventures in international markets face risks associated with increasing competition, including due to the possible entrance of new competitors and the rapid development of new technologies.

        The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of us and our partners to operate these assets may have a negative impact on our strategy and on our results of operations.

        All these risks may have material adverse effects on our results of operations.

We may continue to engage in acquisitions and divestments, which may be disruptive and require us to incur significant expenses

        From time to time, we have made strategic acquisitions in order to obtain various benefits such as a desire to access to growing international markets and broaden our customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

  •
  difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

  •
  risks of entering markets in which we have no or limited prior experience;

  •
  potential loss of employees;

  •
  diversion of management's attention away from other business concerns; and

  •
  expenses of any undisclosed or potential legal liabilities of the acquired company.

        From time to time, we also divest parts of our business to monetize investments, obtain funds to make other investments or optimize our operations. Any decision to dispose of or otherwise exit investments may result in the recording of special charges, particularly for any business that we consolidate or proportionally consolidate, such as workforce reduction costs and industry and technology-related write-offs. We may not be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, financial condition and results of operations.

We are a party to joint ventures and partnerships that may not be successful and may expose us to future costs

        We are partners in joint ventures and partnerships. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market. Additionally, our share of any losses from or commitments to contribute additional capital to such partnerships may adversely affect our results of operations or financial position.

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

        However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Banco Espírito Santo, the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

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

        In addition, the 6.5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Tax and Customs Authority of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the last day of the year in which the dividends were made available. See "Item 10—Additional Information—Taxation—Dividends."

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

ITEM 4—INFORMATION ON THE COMPANY

Overview

        We provide telecommunications services in Portugal, in Brazil through our strategic partnerships with Oi and Contax, and in certain countries in sub-Saharan Africa and Asia. Our business in analyzed and discussed based on two reportable segments: Telecommunications in Portugal and Telecommunications in Brazil—Oi. Within these segments, we report revenues in the following customer categories for our telecommunications services in Portugal and Brazil: residential customers, personal customers, enterprise customers and other revenues. In addition to our operating reportable segments, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Portuguese and international operations accounted for 48% and 52% of our consolidated revenues in 2011, respectively, primarily reflecting 47% and 39% of our consolidated revenues related to the above-mentioned Portuguese and Brazilian (Oi) telecommunications businesses, respectively, as well as 6% of our consolidated revenues from the proportional consolidation of Contax and 4% of our consolidated revenues from our Africatel businesses.

        Portugal.    In Portugal, we provide services in the following customer categories:

  •
  Residential services, which include integrated networks inside the customer's home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. We provide these services through our subsidiaries, in particular PT Comunicações, S.A. ("PT Comunicações").

  •
  Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multi-media services provided to personal (i.e., individual) customers through our subsidiary TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN").

  •
  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with integrated data and business solutions, as well as IT/IS and business process outsourcing (BPO) services.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

        Brazil.    After the completion of the corporate reorganization of Oi that occurred on April 9, 2012, we hold a 23.25% economic interest in Oi S.A., one of the largest telecommunications companies in Brazil, and we are parties to a series of shareholder agreements with other shareholders of Oi that allow us to jointly control Oi. We completed our investment in Oi on March 28, 2011, and we held a 25.3% economic interest in Oi throughout 2011. We have proportionally consolidated the results of operations of Oi in our results of operations since April 1, 2011. Since April 1, 2011, we have proportionally consolidated 25.6% of TmarPart, the parent company of Oi S.A., in our consolidated financial statements, reflecting our ownserhip interest in TmarPart. TmarPart, in turn, fully consolidates Oi S.A.

        Oi provides telecommunications services in Brazil, including:

  •
  Residential services, which include local fixed-line services and domestic long-distance services, primarily in Regions I and II of Brazil, data transmission services and usage of Oi's network to complete calls initiated by customers of other telecommunication services providers to Oi's fixed-line network (fixed-line interconnection services).

  •
  Personal services, which include mobile telecommunications services throughout Brazil (Regions I, II and III) utilizing 2G and 3G technology, including voice and data transmission services, and usage of Oi's network to complete calls initiated by customers of other telecommunication services providers to Oi's moblie network (mobile interconnection services).

  •
  Enterprise services, which include fixed-line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and access to advanced data centers, in each case to corporate and medium and small businesses.

  •
  Other services, which include subscription television services, including cable and DTH television services, ISP services, operation of the iG internet portal (which Oi agreed to sell in 2012) and a mobile phone payment system and call center.

        The Brazilian regions described above consist of Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions), Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) and Region III (consisting of the State of São Paulo).

        Other International Assets.    Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A. ("CTX"), the parent company of Contax Participações S.A. ("Contax Participações") and Contax S.A. ("Contax"), which provides contact center services in Brazil. Even before our investment in Contax, we provided call center services in Brazil through our subsidiary Dedic, S.A. ("Dedic"), and Dedic's subsidiary GPTI—Tecnologias de Informação, S.A. ("GPTI") provided IT/IS services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

        In addition, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in Macau and East Timor in Asia.

        The following table provides a breakdown of our operating revenues by reportable segment for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(Euro millions)
Telecommunications in Portugal
Services rendered	3,059.3	2,933.6	2,740.0
Sales	178.9	149.4	116.3
Other revenues	34.9	41.4	35.8

	3,273.1	3,124.5	2,892.0

Telecommunications in Brazil—Oi
Services rendered	—	—	2,297.5
Sales	—		12.0
Other revenues	—	—	102.6

	—	—	2,412.1

Other operations	873.9	1,088.3	1,441.1
Eliminations in consolidation	(413.6)	(470.5)	(598.4)

Total consolidated operating revenues	3,733.4	3,742.3	6,146.8

Corporate Information

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

Strategy

        We are an international operator focused on three main geographies: Portugal, Brazil and sub-Saharan Africa. We remain committed to discipline in our strategy, cost, operations and financial performance, and we aim to focus our resources on our core businesses and core regions. Our strategy continues to be guided by five key medium-term objectives:

  •
  grow our customer base to 100 million customers;

  •
  increase our exposure to international businesses up to two-thirds of our revenues;

  •
  reinforce leadership in all market sectors;

  •
  achieve performance in the top quartile of European companies in shareholder return and operating and financial results; and

  •
  be a reference company in sustainability efforts.

        Our success in achieving these goals is subject to a number of uncertainties, including the factors described in "Item 3—Key Information—Risk Factors."

        Some of our specific strategies to achieve these goals in our core regions include the following:

  Portuguese Operations

  •
  Reap the benefits of the functional merger of our mobile business (TMN) and wireline business (PT Comunicações), with a stronger focus on customer segments. We recently implemented a functional merger of our mobile and wireline businesses, and our new organizational structure is based on two principles:

  •
  Stronger customer focus:    We abandoned a company structure organized around fixed and mobile platforms in favor of a structure centred on the specific needs of each segment, implementing a new organization around five customer categories: Residential, Personal, SMEs/SoHos, Corporate and Wholesale. We report SME/SoHo and Corporate businesses together as Enterprise services.

  •
  Superior operational efficiency:    We eliminated several decision processes and layers and reduced the number of officers, enabling a leaner and more agile company to effectively compete in an increasingly challenging environment.

    Effectively execute projects for next generation networks and improvements in distribution and customer care.    We seek to act at the forefront of fiber rollout in Portugal and in Europe, having already covered 1.6 million homes passed with Fiber-to-the-Home ("FTTH") available and under construction, making Portugal the most penetrated country in Europe with 46% of households covered (an initiative that was recognised by the FTTH Council Europe with the innovation award for Deployment and Operation of FTTH Networks). We aim to leverage our FTTH investment not only to provide advanced and high-speed data and video services to our corporate and residential customers but also to cover TMN's base stations with fiber to allow higher download and upload speeds for TMN's data customers and to pave the way for the rollout of Long Term Evolution ("LTE") services. We launched LTE services in March 2012 with a network covering 20% of population in Portugal, and we aim to increase coverage to 80% of the population by April 2012 and to 90% by the end of 2012. In addition, we operate the most comprehensive Wi-Fi network in Portugal, with around 1,600 hot spots, and we intend to use that network to enable traffic offloads from mobile to fixed networks. Finally, we are implementing a program to rejuvenate our field force to improve its quality and responsiveness against a backdrop of increasingly complex television and IT services.

  •
  Residential services: provide an outstanding and sophisticated multi-screen Pay-TV experience.  We believe the growing connectivity available on next generation access networks will continue to be an overriding trend among residential customers, enabling the simultaneous connection of multiple devices through wireless and wireline networks inside the customer home (TVs, games consoles, PCs, laptops, tablets and smartphones). We believe multi-screen TV is a key lever for differentiating our services, and our nationwide Pay-TV service under the Meo brand ("Meo") is converging towards a seamless offering on the TV, PC and smartphone. We also expect cloud-based services to become an increasingly popular reality, allowing easy access to software and technology and higher security in the storage of key information. We are following these trends, having recently launched several new applications and services, including (1) Meo Go, a live-TV service available on Wi-Fi and 3G/4G mobile networks, (2) Meo Kanal, an application aiming at bringing the social media features to the TV set and (3) Meo Games, an on-demand gaming service. We seek partnerships with content and technology suppliers in order to enhance our service and obtain a competitive advantage.

  •
  Personal services: use mobile data and convergence of services as key growth levers.  We seek to capitalize on the increased penetration of smartphones, laptops and other mobile data devices, coupled with the explosive growth and proliferation of data services and apps. We offer TV

    (Meo Mobile), music (Music Box) and access to social networks through aggregator and convergent services that leverage our Sapo brand and know-how. We also use partnerships with key suppliers, using its brand or third-party brands, to maintain distinctive and attractive offerings of smartphones, tablets and laptops. In addition, we remain focused on designing new tariff plans, like the "e," a new prepaid plan, and the "Unlimited" post-paid plan, which are simpler and customizable and aimed at catalyzing the upselling of Internet services and seeking to lock in high value customers, shifting way from pricing competition.

  •
  Enterprise services: provide new services for businesses by leveraging our transport and access networks.  Through investments in infrastructure and telecom-IT convergence, we intend to develop and market advanced integrated solutions for the corporate and SME segments aimed at increasing our penetration of IT/IS and BPO services in Portugal. We will also seek to leverage the new data center we are constructing in Covilhã, Portugal and our cloud computing offering, in partnership with Cisco and Microsoft, to supply new and distinctive services to the market.

  •
  Reinforce leadership in the market sectors where we operate.  Through our Meo Pay-TV service, we are turning around our residential business, leveraging our position as a major integrated operator and aiming to offer broad and convergent products and services. In a converging world where individuals increasingly need to contact, communicate and consume seamless data services through all types of devices everywhere—at their workplaces, at home or on the move—we believe our skills and ability to offer integrated services are a competitive advantage in Portugal.

  •
  Emphasize customer service.  In the context of major market transformations and economic uncertainty, understanding customer needs and addressing these needs by ensuring world-class execution is a crucial priority. We seek to develop trust-based relationships with our customers that will encourage them to adopt increasingly complete products and service packages for longer periods, allowing us to increase our revenues.

  International Operations

  •
  Maximize the strategic value of our international assets and reinforce our focus on Brazil and sub-Saharan Africa.  The Brazilian market remains a priority to us as a driver for growth. Africa will continue to be an important source of growth as well, where we seek to reinforce partnerships and explore value-creating investment opportunities.

  •
  Brazil: focus on data growth and convergence of services.  In Brazil, through our investment in and partnership with Oi, we will focus our efforts on leveraging our experience in developing new and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, Pay-TV and triple-play services to contribute to further improve Oi's operational and financial performance. We seek to build upon Oi's strong presence in the Brazilian market and its potential for future growth.

  •
  Africa and Asia: pursue consolidation of practices among our investments and consider opportunistic M&A transactions.  We continue to focus on improving the efficiency of our international operations through sharing best practices among all our investments and through increased proximity achieved by maintaining frequent contact with top management of those investments in person or by video-conference to better monitor key developments in each region.

  •
  Focus on operational and commercial excellence of all assets and promote the sharing of best practices.  By reinforcing operational and commercial excellence in all our operations and promoting the sharing of best practices among all our businesses, we seek to tap the full potential of each business, taking into account the development of each market and the competitive position of our investments.

  Focus on Innovation and Execution

  •
  Continue to implement our structured approach to innovation and related partnerships.  We pursue a structured approach to innovation aimed at establishing a balanced portfolio of projects focused on two key variables: risk level and maturity. Three main categories are defined under this approach: (1) incremental innovation (ordinary course of business, low-risk and short-term optimizations), (2) planned innovation (business development, medium-term and medium-risk developments) and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). We also seek to leverage a network of partnerships with key institutions: (1) technological partnerships for the development of new solutions and services (e.g., agreements with Cisco, Corning, Samsung, LG, Huawei and ZTE), (2) partnerships, aimed at sharing best practices and establishing joint collaboration in innovation and research and development ("R&D") (e.g., a protocol we signed with Singtel), (3) protocols with universities to foster joint R&D and knowledge-building efforts (e.g., our partnership with Carnegie Mellon University and several Portuguese universities) and (4) R&D partnerships aimed at developing new technological solutions (e.g., agreements with INESC Inovação and Instituto de Telecomunicações).

Corporate Structure

        The diagram below presents our different businesses as of the date of filing of this Annual Report on Form 20-F.

(1)
PT Comunicações, TMN and their subsidiaries provide residential, personal and enterprise services as part of our Portuguese telecommunications business.

(2)
Various companies providing services to Portugal Telecom group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT Pro (shared services), PT Compras (central purchasing) and PT Contact (call centers).

(3)
Oi S.A. and its subsidiaries provide telecommunications services in Brazil. We proportionally consolidate the results of operations of Oi S.A.

(4)
Includes our investment in Contax, our investments in global telecommunications operators in the Cape Verde, São Tomé and Principe and Macau, mobile operators in Namibia and Angola, and other investments.

        For additional information on our significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

 Recent Developments

Oi Corporate Reorganization

        On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a corporate reorganization to simplify their corporate structure. As part of the corporate reorganization, both TNL and Coari merged with and into Brasil Telecom, and Telemar became a wholly-owned subsidiary of Brasil Telecom. Brasil Telecom was renamed Oi S.A.

        As described in more detail under "—Brazilian Operations (Oi)—Strategic Partnership with Oi," we had previously entered into a strategic partnership with Oi, which was completed in March 2011, and held a 25.3% economic interest in Oi's business through investments in the parent company of TNL, Telemar Participações S.A. ("TmarPart"), TNL and Telemar. Following the corporate reorganization mentioned above, we hold a 23.25% economic interest in Oi S.A., including a direct interest of 15.54%.

        For more details on the corporate reorganization, see "—Our Businesses—Brazilian Operations (Oi)—Reorganization of the Oi Companies" below.

S&P Rating

        On January 21, 2012, S&P announced its review of our credit rating, downgrading our long-term rating from BBB- to BB+, with negative outlook, and our short-term rating from A-3 to B.

        On April 13, 2012, Moody's announced its review of the credit ratings of Portugal Telecom and of our wholly owned subsidiary Portugal Telecom International Finance B.V., through which we have incurred certain of our indebtedness, downgrading the long-term ratings from Ba1 to Ba2, with negative outlook.

Our Businesses

Portuguese Operations

        As of third quarter of 2011, we report our Portuguese operations as a new operating segment. Previously, we separately reported a wireline segment and a mobile (TMN) segment. As part of our new reporting format, we also report revenues by customer category as follows:

  •
  Residential services, which include integrated networks inside the customer's home enabling the simultaneous connection of multiple devices, including fixed line telephones, TVs (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. Profits and losses related to services provided to residential customers were previously reported under the wireline segment.

  •
  Personal services, which are mobile telecommunications services, including voice, data and Internet-related multi-media services across several access devices, such as mobile phones, smartphones and tablets, as well as wireless datacards and dongles (devices that attach to the USB port of a laptop/computer to provide mobile broadband service) for internet access. Profits and losses related to services provided to personal customers were previously recorded under the mobile (TMN) segment.

  •
  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with data and business solutions, as well as IT/IS and business process outsourcing (BPO) services, previously reported under the wireline and mobile segments:

  •
  Corporate services, which targets large companies and provides data, Internet, video and voice communications, services, fixed mobile convergence solutions and selected information technology services, network managing and outsourcing; and

    •
    SME/SoHo services, which targets (1) small and medium enterprises ("SMEs"), providing vertical data and business solutions that are similar to our corporate services and (2) small office/home office ("SoHo") customers and provides cost-effective data and business solutions for those working in small businesses or at home.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal, previously reported under the wireline segment.

        The following table sets forth the operating revenues of each of our major customer categories with our Telecommunications in Portugal segment for the years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010	2011
	(EUR Millions)
Residential services	647.0	682.3
Personal services	865.0	768.4
Enterprise services	1,079.6	982.1
Wholesale, other and eliminations	532.8	459.2

Total consolidated operating revenues	3,124.5	2,892.0

        Since we changed the manner in which we report our revenues in 2011, and due to constraints we faced in reformating information for prior fiscal years, we do not have available the exact breakdown set forth above for the fiscal year ended December 31, 2009. For information on our revenues for the year ended December 31, 2009, see "Item 5—Operating and Financial Review and Prospects—Results of Operations."

        For information about the effects of seasonality on our business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

        The following table sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated for our Portuguese telecommunications segment:

	As of December 31,
	2009	2010	2011
Fixed retail accesses (thousands):
PSTN/ISDN(1)	2,746	2,695	2,648
Broadband customers	862	1,001	1,105
Pay-TV customers	581	830	1,042

Total fixed retail accesses	4,189	4,527	4,795

Mobile customers (thousands):
Postpaid	2,235	2,291	2,378
Prepaid	5,018	5,129	5,066

Total mobile customers	7,252	7,419	7,444

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(96)	(51)	(48)
Broadband customers	152	139	104
Pay-TV customers	269	249	212

Total fixed retail accesses	325	337	268

Mobile customers:
Postpaid	297	56	87
Prepaid	22	111	(63)

Total mobile customers	319	167	24

Other data:
Data as percentage of mobile service revenues	23.1	24.6	27.7

(1)
The public switched telephone network ("PSTN") is the traditional telephone system that runs through copper lines. The integrated digital services network ("ISDN") is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

Residential Customers

        Our residential customer category provides fixed line telephone and broadband services, Pay-TV (IPTV over ADSL and fiber and DTH satellite TV) services and Internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net additions and other information as of the dates indicated.

	As of December 31,
	2009		2010	2011
Fixed retail accesses (thousands):
PSTN/ISDN	1,662		1,673	1,674
Broadband customers	679		809	911
Pay-TV customers	540		775	972

Total fixed retail accesses	2,880		3,257	3,557

Net additions (thousands):
PSTN/ISDN	(14)		11	1
Broadband customers	148		130	102
Pay-TV customers	252		235	198

Total net additions	387		376	300

Other data:
Unique customers	n.a.	(1)	1,862	1,881
Retail RGU per PSTN/ISDN line	n.a.		1.75	1.89
ARPU (EUR)	n.a.		29.2	30.7
Retail traffic (millions of minutes)	2,840		2,850	2,848
Non-voice revenues as percentage of revenues	42.0		51.3	58.5

(1)
"n.a." means that this breakdown was not reported separately for the year ended December 31, 2009.

        In 2011, residential retail net additions reached 300 thousand as a result of the growth of our Meo Pay-TV service, which accounted for 198 thousand net additions, bringing the total Pay-TV residential customers to 972 thousand, an increase of 25.5% from 2010. Fixed broadband net additions in 2011 were 102 thousand, with the residential broadband customer base growing by 12.6% from previous year to 911thousand. Residential PSTN/ISDN lines experienced a slight growth from 2010 of 0.1% at 1,674 lines. Residential revenue generating units per access were 1.89, up 8.0% from 2010. Residential ARPU was up by 5.4% to €30.8.

  Pay-TV Services

        In 2008, we announced the launch of our nationwide Pay-TV offer, which includes DTH (satellite) and IPTV offers over ADSL and fiber. Our television strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Meo is our TV brand across the various platforms, namely at home (through IPTV and satellite), through mobile telephones (through Meo Mobile) or through personal computers (through Meo Go). Meo provides access to a comprehensive content offering, with more than 150 TV channels and thousands of video-on-demand titles. We offer tiered packages of channels, as well as on-demand availability that can be subscribed for directly through the TV set in real time. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. We were the first operator in Portugal to introduce HDTV and have the most extensive video-on-demand offer in the market.

        Meo surpassed the one million customer mark in November 2011, three-and-a-half years after the service was launched on a nationwide basis in April 2008. Meo currently has 1,042 thousand customers and a 35% market share, according to ANACOM.

        We market Meo as a Pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices. We offer HD and 3D channels, thousands of video on demand titles and interactivity with respect to anchor programmes (e.g., Ídolos, Secret Story, Biggest Loser). Meo also offers customised interactive applications accessed through the remote control and covering areas such as (1) News, including a personalized newscast application, developed in a partnership with RTP, the state-owned free-to-air channel, (2) Sports, including a soccer application, a surf application and specific sports channel applications, (3) Music, including MusicBox, a multiscreen music streaming service, a radio streaming application and a karaoke application, (4) Kids, including a comprehensive children's portal where kids can access channels, video on demand content, music clips, karaoke, games and tailored educational content, (5) Convenience, including applications for weather, traffic, pharmacies and other needs and (6) Personal content, including an online photo storage application.

        During 2011, we continued to introduce to new Pay-TV content and products. Taking advantage of the popularity of the second season of Secret Story, a reality show on the Portuguese free-to-air channel TVI, Meo launched an exclusive Secret Story channel in late September 2011, providing 24-hour live feed of the Secret Story house with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show. After its launch, the channel achieved over 10% audience share.

        With the free-to-air channel RTP, Meo launched an interactive application that allows customers to create their own news playlists by selecting and aggregating categorised news clips from a catalog automatically collected and categorized by Meo and RTP throughout the day. Meo also launched a radio application that brings together 25 radio stations on the TV screen.

        In the fourth quarter of 2011, Meo launched "Meo Go", an "over the top," or "OTT," service that allows content mobility among the home screen and multiple devices outside the home. Meo Go made 60 live TV channels and its video on demand service available on smartphones, tablets and personal computers from all major operating systems (iOS, Android and Windows Phone7).

        In February 2012, Meo launched "Meo Kanal," an application that allows customers to produce, edit and share multimedia content on television with other Meo customers. The contents can be accessed through the Meo remote control. Meo Kanal allows customers to create free private areas, requiring an access PIN that is shared only among family members, friends or any other desired group, or free public areas, accessible to the whole Meo community. Meo Kanal finally brings the social network experience to TV. This innovative application has already surpassed the 10,000-area mark.

  Fixed Line Services

        We had approximately 3,557 thousand fixed retail acesses in service as of December 31, 2011, excluding external supplementary lines, direct extensions and active multiple numbers. Within retail accesses, we report:

  •
  traffic-generating lines held by subscribing customers;

  •
  carrier pre-selection lines, which are lines of competitors for which those customers have elected to use our services;

  •
  fixed broadband retail lines; and

  •
  Internet protocol television ("IPTV") customers using our Meo Pay-TV services.

        All of our local switches in Portugal have been digital since 1999. Digital technology is used on all long distance and trunk connections. This level of digitalization of our fixed line network permits us to market and provide network-based value-added services, such as call waiting, call forwarding and voice mail, resulting in increased line usage. We cover 1.6 million homes in Portugal with our

Fiber-to-the-Home ("FTTH") network. Our network, which is developed in urban areas, is a strategic investment to improve our competitiveness among residential customers, where we can offer distinctive Pay-TV and bundled offers.

        Over the last decade, total traffic on our fixed line network has decreased, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up Internet users to Asymmetric Digital Subscriber Lines ("ADSL"). In fact, the number of active mobile cards (the mobile equivalent of main lines) exceeds the number of fixed line main lines in Portugal. We have responded to this trend by encouraging the use of our fixed line network for bundled services, including triple-play packages that include fixed telephone services, broadband internet access and Pay-TV services. Our Meo Pay-TV service has been the major source of growth within our residential services since its introduction in 2008, as described in more detail below.

        We are required to provide carrier selection to our customers for all kinds of traffic. See "—Regulation-Portugal—Number Portability and Carrier Selection." Carrier selection has been an additional factor that has contributed to the reduction in traffic on our network.

  Components of Revenue

        Our revenues from residential customers are derived from the following components:

  •
  Service revenues, which are the revenues we generate from providing fixed telephone services, broadband internet access and Pay-TV services. These revenues generally consist of:

  •
  Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as, in most cases, a monthly fee from pricing packages, which can include broadband and Pay-TV services; and

  •
  Traffic, including charges for the use of our fixed line network based on rates dependent on the amount and type of usage.

  •
  Sales and other revenues, which are revenues from the sale of telephone, broadband and Pay-TV equipment and other revenues, such as sales commissions.

  Suppliers

        For our fixed line network and Pay-TV services in 2011, we obtained telephones and equipment for our voice, broadband and Pay-TV services from several suppliers, including Alcatel, Ericsson and Novabase, and we obtain television content, including premium channels, from several national and international suppliers.

Personal Customers

        We provide telecommunications and data mobility services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops through our mobile business. We conduct our mobile business in Portugal through our wholly owned subsidiary TMN. TMN is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile cards connected to its network, as well as by revenues and margins, based on information from the other operators' releases.

        The following table sets forth the total number of mobile customers, net additions and other information as of the dates indicated.

	As of December 31,
	2009		2010	2011
Mobile customers (thousands):
Postpaid	959		1,021	1,064
Prepaid	4,847		4,942	4,868

Total mobile customers	5,806		5,963	5,932

Mobile broadband customers (included in total)	766		893	942
Net additions (thousands):
Postpaid	271		62	42
Prepaid	47		96	(73)

Total mobile customers	318		157	(31)

Mobile broadband customers (included in total)	318		127	49
Other data:
MOU(1) (minutes)	75		84	89
ARPU (Euro)	n.a.	(2)	11.0	9.7
Customer	n.a.		9.6	8.7
Interconnection	n.a.		1.4	1.0
SARC(3) (Euro)	n.a.		29.0	27.8
Data as percentage of service revenues	n.a.		29.1	30.9

(1)
Minutes of Usage ("MOU") is monthly average of outgoing traffic in minutes per average number of users in the period.

(2)
"n.a." means that this breakdown was not reported separately for the year ended December 31, 2009.

(3)
Subscriber Acquisition and Retention Cost ("SARC") equals (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

        The number of mobile customers, including voice and broadband customers, remained stable in 2011 with a slight decline of 0.5% from previous year. In fourth quarter of 2011, customer net additions reached 60 thousand, showing improved performance both in postpaid customers (10 thousand net additions), building on the commercial success of the "Unlimited" tariff plans and on the continued growth of mobile broadband customers and prepaid customers, supported by the solid performance of the "e nunca mais acaba" tariff plans.

        Following improvements throughout the year through September 2011, personal revenue trends ceased to improve in the fourth quarter of 2011 and were affected by economic conditions, including the reductions in the net wages and salaries of civil servants and retirees, which also resulted in lower consumer confidence. Customer revenues in 2011 declined 8.2% to €617.7 million from the previous year, due in part to reduced revenues from mobile broadband services. Service revenues in the personal customer segment declined by 10.9% in 2011 as a result of the decline in interconnection revenues by 29.9% to €67.7 million, reflecting the regulated declines in mobile termination rates.

        Mobile voice traffic in terms of minutes grew by 6.5% to 6,289 billion minutes in 2011, compared to 5,903 billion minutes in 2010. Average monthly usage per subscriber increased by 5.7% to 89 minutes in 2011, compared to 84 minutes in 2010, primarily because of new commercial offers aimed at providing seamless, integrated voice services.

  Mobile Network

        We provide mobile telephone services using the GSM and UMTS technologies. Within our GSM offering, we provide services in the 900 MHz and 1800 MHz band spectrums. GSM and UMTS are European and worldwide standards using digital technology.

        In 2011, ANACOM held a multiband auction for the provision of electronic communications services based on LTE (Long Term Evolution) technology whose bidding phase concluded on November 30, 2011. TMN bid for and acquired the rights of use for the 800 MHz, 1800 MHz and 2.6 GHz frequencies with a duration of 15 years:

  •
  2 × 10MHz in the 800 MHz band for a final price of €90.0 million;

  •
  2 × 14MHz in the 1800 MHz band for a final price of €11.0 million; and

  •
  2 × 20MHz in the 2.6 GHz band for a final price of €12.0 million.

        In March 2012, ANACOM formally allocated to TMN the above-mentioned rights. In addition, the license unifies the previous GSM and UMTS licenses issued by ANACOM. The license imposes certain requirements on TMN, including the following:

  •
  Mobile network obligations for 800 MHz: TMN must enter into agreements with Mobile Virtual Network Operators (MVNOs) and national roaming agreements with operators with rights of use on frequencies greater than 1GHz.

  •
  Coverage obligations for 800 MHz: For each lot of 2 × 5 MHz in the 800MHz band, TMN must cover a maximum of 80 municipal areas out of 480 municipal areas without adequate broadband coverage.

        For more information about our licenses, see "—Regulation—Portugal—Summary of Our Concession and Existing Licenses and Authorizations—TMN's Mobile Service Licenses."

        We paid spectrum fees in 2011, 2010 and 2009 of €17 million, €21 million and €24 million, respectively, for the use of our 900 MHZ and 1800 MHZ GSM network and our UMTS network. These spectrum fees are recorded as an operating expense in our financial statements.

        In recent years, we have made significant investments in our second and third generation networks. As a result of our investments, we have a technologically advanced high capacity network that provides extensive coverage across Portugal. As of December 31, 2011, our digital network had 4,909 GSM base stations, including 203 base stations added during 2011, and 3,778 UMTS B nodes, including 100 B nodes added during 2011. As of December 31, 2011, these GSM base stations covered more than 95% of Portugal and 98% of the Portuguese population, and the UMTS B nodes covered approximately 68% of Portugal and 93% of the Portuguese population, including every municipality with over 5,000 inhabitants.

        In addition, through roaming agreements, our subscribers can make and receive mobile calls throughout Europe and in many other countries around the world. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2011, we had entered into GSM roaming agreements with a total of 618 operators (in 229 countries) and 275 UMTS roaming agreements (in 122 countries).

  Personal Services

        Our products and services include:

  •
  a variety of voice and data tariff plans, both prepaid and postpaid;

  •
  a portfolio of approximately 30 smartphones, including exclusive handsets, with the capability to use an array of value-added and convergent services (mobile TV, music on demand, social network aggregator, etc); and

  •
  mobile broadband offers of up to 100Mbps speed, using 4G technology and offering free access to our leading national Wi-Fi nework.

        We were the first operator in the world to offer prepaid services, and our prepaid and discount products remain popular. As of December 31, 2011, approximately 82.1% of our subscribers were using prepaid products.

        We continuously invest in new services, and the services we have launched in recent years include (1) "Music Box", an integrated service for mobile phones, PCs and television that provides access to a catalog of millions of music tracks, (2) our application store, offering sports, news, entertainment, games, books and utility applications, which builds upon the presence of our online portal Sapo and partnerships with third parties, (3) "Meo Mobile", which makes available 50 TV channels, in areas such as information, sports, entertainment, children and other, on the mobile phone, (4) "Pond", an aggregation service that enables access to multiple personal accounts and aggregation of social network accounts and (5) our "internetnotelemóvel" service, which offers internet access on smartphones and access to our mobile portal.

        In 2011, we accomplished significant progress in a new commercial offer characterized by the launch of the "e nunca mais acaba" and of the "unlimited" tariff plans, which were targeted at upselling mobile Internet, leveraging the increased popularity of smartphones and promoting the use of voice and value-added services. In particular, the "e nunca mais acaba" tariff plan showed solid growth in 2011, reaching 755 thousand customers by the end of the year. We also introduced changes in roaming tariff structures. In August 2011, we launched two new daily tariff plans for "internetnotelemóvel" aimed at increasing the number of customers that use mobile internet while roaming. In addition, we launched convergent offers aimed at reducing churn. These offers include "Pontos TMN a dobrar," which doubles the benefits (air miles) attributed to those customers who are simultaneously customers of TMN and Meo. Finally, we launched a new offering in March 2012 targeted at the kids segment and positioned upon the concept of security and cost control, thus addressing the main concerns of parents in choosing the first mobile phone for their children.

        In March 2012, we unveiled our 4G strategy by launching a mobile broadband offer which allows speeds of up to 100Mbps, includes access to live TV channels (through Meo Mobile), access to a music streaming service (MusicBox) and the ability to share traffic among various devices, including PC, wireless dongles, tablets and smartphones. In the end of April 2012, we expect our 4G service to be available to approximately 80% of the Portuguese population. This coverage is expected to increase to 90% by the end of 2012. We market our 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The offers will have a speed from 50Mbps to 100Mbps and monthly retail prices starting at €49.99 and including the MusicBox service. TMN 4G or Meo 4G customers that are also Meo customers will have free access to 50 live TV channels through the Meo Go service.

        Also in March 2012, as part of a strategic focus on innovation, we announced a new mobile payment service under the brand "TMN Wallet" which allows customers to pay for small purchases through any of the following means: (1) SMS messages, (2) USSD, (3) NFC—Near Field Communication and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently undergoing a trial period.

  Components of Revenue

        Our revenues from personal services are derived from the following components:

  •
  Service revenues, which are the revenues we generate from providing mobile voice telecommunications services, mobile broadband access and other mobile services. These service revenues can be further broken down into:

  •
  Customer revenues, which are revenues we receive directly from our customers and consist primarily of traffic charges, though we also derive a small amount of revenue from subscription charges; and

  •
  Interconnection revenues, which are the revenues we receive from other telecommunications providers when their customers make calls or otherwise connect to our network from fixed lines or mobile devices.

  •
  Sales and other revenues, which are revenues from the sale of mobile phones and related equipment.

        We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on our business. Since 2005, when ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market, ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. Interconnection rates have been reduced steadily since then. These reductions have had, and are expected to continue to have, a significant impact on our interconnection revenues and consequently its cash flows and earnings.

        In May 2010, ANACOM imposed a glide path that reduced mobile termination rates by €0.005 per quarter, reaching €0.035 in August 2011. In April 2011, based on an EC Recommendation on fixed and mobile termination rates of May 2009, which required national regulatory authorities to develop bottom-up pure long-run incremental cost ("LRIC") models to regulate mobile termination rates, ANACOM held a consultation on the definition of such a cost model to regulate mobile termination rates. In March 2012, ANACOM issued a final decision on a new glide path, according to which mobile termination rates will decrease in four steps to (1) €0.0277 as of Abril 30, 2012, (2) €0.0227 as of June 30, 2012, (3) €0.0177 as of September 30, 2012 and (4) €0.0127 as of December 31, 2012.

  Suppliers

        We do not manufacture handsets, but we have agreements with a number of manufacturers to sell handsets in Portugal, including Nokia, Samsung, ZTE, Huawei, Apple, Sony Ericsson, LG and RIM. In addition, Nokia Siemens Networks Portugal and Huawei Technology Portugal were material suppliers of mobile network equipment and services in 2011.

  Marketing

        We market our personal services primarily using our TMN brand and the trademarks and servicemarks of our individual products and services. We market personal services through more than 3,190 points of sale, including our sales force, retail shops, supermarket chains and independent dealers.

        Over the last few years, we have sought to expand our subscriber base for personal services through increased advertising and the use of our own distribution network. In recent years, we have focused on encouraging the use of mobile services by young people through SMS incentive packages.

        We also have a low-cost brand, Uzo, that targets low-cost subscribers and uses our GSM network. Uzo offers a very simple service to its customers with no obligatory recharges and one tariff for voice calls and SMSs to all networks. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo's products and services are offered through the Internet, Uzo's call centers (which are separate from TMN's call centers) and independent news stands and shops located throughout Portugal.

Enterprise Customers

        We provide enterprise services to corporate, small and medium enterprise ("SME") and small office/home office ("SoHo") customers that need diversified telecommunications solutions and integration with IT services. We have developed a full range of telecommunications services for businesses, and we integrate these services to provide our customers with service packages. By combining our communications capabilities with our software-based integrated systems and applications, we offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We believe we are the primary service provider in Portugal capable of offering customers a full range of integrated and customized services.

        The table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated.

	As of December 31,
	2009	2010	2011
Fixed retail accesses (thousands):
PSTN/ISDN	918	873	826
Broadband customers	182	190	193
Pay-TV customers	40	54	68

Total fixed retail accesses	1,140	1,117	1,087

Mobile customers (thousands)	1,374	1,390	1,445
Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(80)	(45)	(46)
Broadband customers	4	8	2
Pay-TV customers	16	14	14

Total fixed retail accesses	(60)	(23)	(30)

Mobile customers	36	16	56
Other data:
Retail RGU per access	1.24	1.28	1.32
ARPU (EUR)	n.a. (1)	28.7	25.8
Non-voice revenues as percentage of revenues	n.a.	43.5	46.4

(1)
"n.a." means that this breakdown was not reported separately for the year ended December 31, 2009.

  Services

        Our enterprise services include:

  •
  Network services, which include fixed voice services, fixed and mobile convergence services, broadband data, Ethernet services, digital leased lines and VSAT services, business high band fiber-based Internet, VPN accesses and applications, and global services for multinational customers.

  •
  IT services, which include data center services (housing and hosting), storage, application servers, cloud-based solutions, namely private virtual servers systems administration, desktop management services, security managed services based on a Security Operations Center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy.

  •
  Business solutions and applications, which include unified communications, IP Centrex and voice servers, digital signage—Corporate TV, business videocommunications and telepresence solutions, business process outsourcing (BPO), vertical solutions for special business market customer categories (health care, the public sector), special bundling services for small and medium-size enterprises, using the "Office Box" brand name, and outsourcing.

        In addition to the service offerings described above, we provide our customers with sector-specific solutions, especially in the health, education and public sectors, and we provide machine-to-machine tailor-made solutions. We are maintaining our focus on the developing convergent offers for SMEs for specific sectors, such as "Office Box Cafés e Restaurantes" (for coffee shops and restaurants) and "Office Box Médicos e Clínicas" (for physicians and medical practices).

        The provision of services to our corporate customers is guided by the following strategic objectives: (1) maximize value from traditional telecommunications services by upselling additional services, including fixed-mobile convergence on FTTH, VPN, LAN management and video services, (2) IT transformation accelerated by cloud computing, where we aim to build upon partnerships with key suppliers to enable business process transformation and cost reductions to our corporate customers, with a special focus on "system on a chip," or SOC, based security solutions, (3) capture mobile data growth through LTE-based solutions and new machine-to-machine projects, (4) use specialization to achieve gains from scale, including by focusing on outsourcing and BPO to improve productivity and (5) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and other convergent services.

        We also provide reporting services targeted to special customers to control service level agreements and the overall performance of the network. In addition, we provide outsourced corporate network services for our customers. In the SME/SoHo customer segment, we aim to integrate our service offerings, including bundling fixed and mobile and voice and data offers with access to subsidized equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions for specific sectors, such as our such as our "Office Box Cafés e Restaurantes" product (for coffee shops and restaurants) and our "Office Box Médicos e Clínicas" product (for physicians and medical practices). In the SME segment, our main strategic priority during 2011 was to increase our commercial proactivity, focusing on the growth of core products.

        During 2011, we also continued to invest significantly in our cloud computing offering both for corporates and SMEs, making available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

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

  Partnerships and Suppliers

        We have a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce our position as a leader in this area, we are pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers.

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom and Orange. We use systems and networks in partnership with Siemens, Alcatel, Cisco Systems, Motorola, Nortel Networks, Critical Software and Matra/EADS Telecom.

        We have pursued our partnerships with Cisco and other leading companies in the industry with a view towards developing, implementing and continuously launching new services in cloud computing, which include virtual services, security, application and unified communications, intended to help companies adopt more efficient business models by reducing costs related to information technology.

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

  Data Centers and Systems Integration Services

        To support our services and to respond to the increasing demand of e-business integrators, we have opened Data Centers in Lisbon and Oporto as well as in Funchal and Ponta Delgada, in the Madeira and Azores islands, respectively. These facilities allow us to provide services, such as co-location, sophisticated web hosting, ISP services, data storage, disaster recovery and ASP services.

        In February 2011, we announced the construction of a new Data Center in Covilhã, Portugal, which will be a 75,000-square meter facility with installation capacity for over 50,000 servers. The Data Center has been designed to be a world reference in energy efficiency with a projected annual average power usage effectiveness (PUE) below 1.25. The Data Center will be supported by a redundant fiber network to connect it to major global communications networks and is expected to focus on providing large processing and data storage capacity to customers inside and outside Portugal based on cloud computing services under the brand SmartCloudPT. We expect that the Data Center will become operational in 2012.

  Components of Revenue

        Our revenues from enterprise services include:

  •
  traffic charges for voice and data services;

  •
  outsourcing or management services and fees for business process outsourcing (BPO); and

  •
  consultancy fees.

        Profits and losses related to services provided to Enterprise customers were previously recorded under both the wireline and mobile segments.

Wholesale and Other Services

        In addition to the services we provide in our primary customer categories of residential services, personal services and enterprise services, we provide wholesale services and generate a small amount of revenue from other activities, such as the production and distribution of telephone directories. We report revenues from these services and products, together with eliminations in consolidation for transactions among our residential, personal and enterprise customers, as "Wholesale, other and eliminations" in our financial statements. Generally, these other services were previously recorded under our wireline segment.

  Wholesale Services

        Wholesale services provided €466.5 million, €491.3 million and €495.4 million to our wireline operating revenues in 2011, 2010 and 2009, respectively. Our wholesale services consist of:

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

        Interconnection Traffic.    Interconnection traffic comprised about 41% of our wholesale business in terms of revenues in 2011. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates namely for call termination, call origination, transits and international interconnection.

        Interconnection Prices.    Domestic interconnection revenue per minute for calls terminated on our network declined by 8% in nominal terms in 2011 compared to 2010 and by 6% in 2010 compared to 2009. International interconnection revenue per minute for wholesale operators' outgoing traffic decreased by 20% in nominal terms in 2011 compared to 2010 and by 13% in 2010 compared with 2009. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented (with costs audited by ANACOM) plus a margin.

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

  Telephone Directories

        We subcontract to Páginas Amarelas (an affiliated company 25% owned by us) for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 78% of its gross revenues from the sale of advertising space. Our revenues from our directories business amounted to €45.9 million, €66.2 million and €80.1 million in 2011, 2010 and 2009, respectively.

  DTT Services

        In 2008, pursuant to the European Commission's proposal to cease analog transmissions in all member states by 2012, ANACOM launched a public tender to grant the rights of use of frequencies allocated to the transmission of digital terrestrial television ("DTT") signals. Following a public tender launched by ANACOM in 2008, our subsidiary PT Comunicações was granted the frequency usage rights for DTT associated with the transport of the signal of free-to-air television programs (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." In 2009, the Portuguese media regulatory authority (Entidade Reguladora para a Comunicação Social, or "ERC") notified us of its final decision to grant us a license to act as a TV distribution operator.

        We launched DTT (using DVB-T, or terrestrial signals) in 2009, initially covering 29 municipalities and over 40% of the population. By the end of 2011 we achieved 100% population coverage (approximately. 90% using DVB-T and 10% using DVB-H (satellite)).

        The switch-off of the analog television network in Portugal occurred on April 26, 2012.

        DTT only encompasses broadcasting of free-to-air television programs, while our Meo offer comprises both free-to-air television programs, as well as Pay-TV channels, being provided over FTTH, ADSL and DTH technologies.

  Other Revenues

        We also record revenue from providing public pay telephone services, advertising on www.sapo.pt, our Internet portal, contractual penalties imposed on customers and rentals of equipment and other infrastructure.

Brazilian Operations (Oi)

Overview

        In 2011, we entered into a strategic partnership with Oi, Brazil's largest telecommunications group, and we hold a significant interest in Oi. Under the governance arrangements of Oi reflected in a series of shareholder agreements described below, we have a significant role in determining, among other things, the operational strategy of Oi.

        Oi is one of the largest integrated telecommunications service provider in Brazil, based on information available from ANATEL regarding the total number of Brasil Telecom's and TNL's fixed lines in service and mobile subscribers as of December 31, 2011, and the only telecommunications services provider offering "quadruple play" services in Brazil. Oi is the largest telecommunications provider in both Region I and Region II in Brazil, based on information available from ANATEL and other publicly available information regarding Oi's and TNL's revenues and customers as of and for the year ended December 31, 2011. Oi has also been offering mobile telecommunication services in Region III since October 2008. Oi's services include:

  •
  Residential services, which include:

  •
  local fixed-line services, primarily in Regions I and II, but also in Region III, including installation, monthly subscription, metered services, collect calls and supplemental local services;

  •
  domestic long-distance services and international long-distance services primarily from Regions I and II, placed through fixed-line and moblie telephones using Oi's long-distance carrier selection codes, which are represented by the numbers 31 and 14;

  •
  data transmission services, comprised of (1) ADSL services, (2) the lease of dedicated digital and analog lines to other telecommunication services providers and ISPs, (3) IP solutions and (4) other data transmission services;

  •
  usage of Oi's network (1) to complete calls initiated by customers of other telecommunication services providers to Oi's fixed-line network (fixed-line interconnection services) or (2) by service providers that do not have the necessary network;

  •
  traffic transportation services; and

  •
  public telephone services.

  •
  Personal services, which include:

  •
  mobile telecommunications services throughout Brazil (Regions I, II and III) utilizing 2G and 3G technology, including voice and data transmission services;

  •
  value-added services which include voicemail, caller ID, directory assistance and other services; and

  •
  usage of Oi's network to complete calls initiated by customers of other telecommunication services providers to Oi's moblie network (mobile interconnection services).

  •
  Enterprise services, which include:

  •
  fixed-line telecommunications services, primarily in Regions I and II of Brazil;

  •
  mobile telecommunications services throughout Brazil (Regions I, II and III) utilizing 2G and 3G technology, including voice and data transmission services;

  •
  advanced voice services, such as 0800 (toll free) services; and

  •
  customized infrastructure and storage capacity and access to advanced data centers,

    in each case to corporate and medium and small businesses.

  •
  Other services, which include:

  •
  subscription television services, including cable and DTH television services;

  •
  ISP services;

    •
    the operation of the iG internet portal (which Oi agreed to sell in 2012); and

    •
    its mobile phone payment system and its call center.

        According to IBGE:

  •
  Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) had a population of approximately 101.4 million as of August 1, 2010, representing 54.6% of the total Brazilian population, and represented approximately 39.1% of Brazil's total gross domestic product, or GDP, for 2009 (the most recent period for which such information is currently available).

  •
  Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 44.4 million as of August 1, 2010, representing 23.9% of the total Brazilian population, and represented approximately 27.4% of Brazil's total GDP for 2009.

  •
  Region III (comprising the state of São Paulo) had a population of approximately 39.9 million as of August 1, 2010, representing 21.5% of the total Brazilian population, and represented approximately 33.5% of Brazil's total GDP for 2009.

        We use the term "Oi" to refer, collectively, to Telemar Participações S.A. ("TmarPart"), and its subsidiary Oi S.A. (formerly known as Brasil Telecom S.A.), a Brazilian company whose shares are traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros) ("BM&FBOVESPA") and whose ADSs are listed on the New York Stock Exchange. Before the corporate reorganization of Oi described below, the Oi companies (the "Oi Companies") included TmarPart, its subsidiaries Tele Norte Leste Participações S.A. ("TNL"), which merged with and into Oi S.A as part of the corporate reorganization; Telemar Norte Leste S.A. ("Telemar"); Coari Participações S.A. ("Coari"), which merged with and into Oi S.A. as part of the corporate reorganization; and Oi S.A. Following the corporate reorganization of Oi, the term "Oi Companies" refers to TmarPart, Oi S.A. and Telemar. We provide additional background on the structure of our investment in Oi below under "—Strategic Partnership with Oi."

        The following table sets forth the net operating revenues of the Oi Companies for the years ended December 31, 2010 and 2011. The net operating revenues below correspond to the net operating revenues of TNL, which fully consolidated the net operating revenues of Brasil Telecom for the periods shown. Since December 31, 2011, in connection with the Corporate Reorganization described below under "—Strategic Partnership with Oi—Reorganization of the Oi Companies," TNL has merged into Brasil Telecom, and Brasil Telecom has been renamed Oi S.A. The net operating revenues in the table below reflect 100% of the net operating revenues of TNL rather than the portion we proportionally consolidate into our results of operations.

	Year Ended December 31,
Oi Companies (100%)	2010	2011
	(Reais Millions)
Residential services	11,949	10,501
Personal services:
Service revenues:
Voice	4,958	5,137
Network usage (interconnection)	2,305	2,398
Data/value-added	654	620
Sales of handsets, SIM cards and other revenues	104	36

Total	8,021	8,190

Enterprise services	8,620	8,470
Other services	890	746

Total consolidated net operating revenues	29,479	27,907

        For information about the effects of seasonality on Oi's business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

        The following table sets forth information regarding the revenue generating units, ARPU and certain other information for Oi for the periods presented:

	2010	2011
Residential services:
RGU (thousands)(1)	18,277	17,796
ARPU (R$ in three months ended December 31)	67.5	64.8
Personal services:
RGU (thousands):
Postpaid	3,248	3,127
Prepaid	32,605	37,978
Other	1,905	2,158

Total	37,757	43,264

Monthly churn (percentage, three months ended December 31)	2.8%	3.0%
ARPU (R$ in three months ended December 31)	23.5	22.3
Enterprise services:
RGU (thousands)	7,094	7,848
Other data:
Public telepones (thousands)	827	771
Total RGU (thousands)	63,956	69,680

(1)
Revenue generating units ("RGUs") are individual subscribers of Oi's services.

(2)
The average revenue per user ("ARPU") is the monthly average service revenues per average number of users in the period.

Residential Services

        Oi's traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to it by ANATEL. Oi is one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2011. Oi is the principal fixed-line telecommunication service provider in Region I and Region II, based on its 12.0 million and 6.8 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2011, with market shares of 72.7% and 66.4%, respectively, of the total fixed lines in service in these regions as of December 31, 2011, based on information available from ANATEL.

  Local Fixed-Line Services

        As of December 31, 2011, Oi had approximately 12.0 million local fixed-line customers in Region I and approximately 6.8 million local fixed-line customers in Region II. Although Oi continues to assess its strategic plans with regard to providing such services in Region III, Oi does not currently plan to offer local fixed-line services to residential customers in Region III due to the size of the investment that would be required. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area.

        Under Oi'sconcession agreements, it is required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2011, 19.8% of the aggregate number of fixed-line customers of Oi subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan. In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, Oi offers a variety of alternative fixed-line plans that are designed to meet its customers' usage profiles. As of December 31, 2011, 80.2% of the aggregate number of fixed-line customers of Oi subscribed to alternative plans.

  Long-Distance Services

        For each long-distance call, whether originated from a fixed-line telephone or a mobile handset, a caller chooses its preferred long-distance carrier by dialing such carrier's long-distance carrier selection code. The caller pays the long-distance service provider for the call and the long-distance service provider pays interconnection fees to the service providers on whose fixed-line or mobile networks the call originated and terminated. Oi's domestic and international long-distance services consist primarily of calls originated in Region I and Region II, and its customer base consists of residential and business subscribers.

        Oi provides domestic long-distance services for calls originating from Region I and Region II through its network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements, mainly with Telecomunicações de São Paulo S.A. ("Telesp") in Region III, that permit it to interconnect directly with their local fixed-line networks. Oi provides international long-distance services originating from Region I and Region II through agreements to interconnect its network with those of the main telecommunication service providers worldwide.

        Oi also provides mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telesp in Region III and each of the other principal mobile services providers operating in Brazil that permit it to interconnect directly with their local fixed-line and mobile networks. Oi provides international long-distance services originating or terminating on its customers' mobile telephones through agreements to interconnect its network with those of the main telecommunication service providers worldwide. Oi also uses its submarine fiber optic network to transport international mobile long-distance calls.

  Data Transmission Services

        Oi offers a variety of high-speed data transmission services in Regions I and II, including services offered by its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia ltda. Oi also operates a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia through its subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A. Oi's broadband services, primarily utilizing ADSL technology, are marketed under the brand name "Oi Velox." As of December 31, 2011, Oi offered broadband services in 2,833 municipalities in Region I and 1,848 municipalities in Region II. As of December 31, 2011, Oi had 4.9 million ADSL subscribers in Regions I and II, representing 26.1% of its fixed lines in service at that date. Additionally, Oi provides voice and data services to corporate clients throughout Brazil.

        Oi's network supports ADSL2+, VDSL2, or very-high-bitrate digital subscriber line, and FTTx technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits Oi to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting Oi to support high bandwidth applications such as HDTV, Voice over Internet Protocol, or VoIP, and broadband internet access, over a single connection. As of December 31, 2011, approximately 85% of Oi's fixed-line network had been updated to support ADSL2+ or VDSL2. FTTx, or Fiber to the x, is a term for broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunications.

  Network Usage Services (Interconnection Services)

        All telecommunication services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunication services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider's network to be terminated on the local fixed-line or mobile services network of the other provider.

        Oi is authorized to charge for the use of its local fixed-line network on a per-minute basis for (1) all calls terminated on our local fixed-line networks in Regions I and II that originate on the networks of other local fixed-line, mobile and long-distance service providers, and (2) all long-distance calls originated on Oi's local fixed-line networks in Regions I and II that are carried by other long-distance service providers. Conversely, other local fixed-line service providers charge Oi interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on Oi's local fixed-line, mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed-line networks that are carried by Oi's long-distance network. In addition, Oi charges network usage fees to long-distance service providers and operators of trunking services that connect switching stations to its local fixed-line networks.

        Oi is authorized to charge for the use of its long-distance network on a per-minute basis for all calls that travel through a portion of its long-distance networks for which the caller has not selected Oi as the long-distance provider. Conversely, other long-distance service providers charge Oi interconnection fees on a per-minute basis for all calls that travel through a portion of their long-distance networks for which the caller has selected Oi as the long-distance provider.

  Other Services

        Long-distance and mobile services providers may avoid paying long-distance network usage charges to Oi by establishing an interconnection to its local fixed-line networks. In order to retain these customers of its long-distance services, Oi offers a long-distance usage service, called national transportation, under which Oi provides discounts to its long-distance network usage fees based on the volume of traffic and geographic distribution of calls generated by a long-distance or mobile services provider. Oi also offers international telecommunications service providers the option to terminate their Brazilian inbound traffic through its network, as an alternative to Embratel and Intelig Telecomunicações Ltda. ("Intelig"). Oi charges international telecommunication service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

        Oi owns and operates public telephones throughout Region I and Region II. As of December 31, 2011, Oi had approximately 771,300 public telephones in service, all of which are operated by prepaid cards.

Personal Services

        Oi offers mobile telecommunication services throughout Brazil. Based on its 28.3 million, 8.6 million and 8.6 million mobile subscribers in Regions I, II and III, respectively, as of December 31, 2011, we believe that Oi is one of the principal mobile telecommunications service providers in each service region. Based on information available from ANATEL, as of December 31, 2011 Oi's market share was 23.2% in Region I, 14.2% in Region II and 14.5% in Region III, respectively, of the total number of mobile subscribers in these regions. As of December 31, 2011, 83.0% of the customers of Oi subscribed to prepaid plans and 17.0% subscribed to postpaid plans.

        Prepaid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile telephones. Oi's prepaid customers are able to add credits to their accounts through the purchase of prepaid cards at prices that vary based on the number of minutes available, or through the purchase of additional credits over the phone that can be charged to the customer's credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation.

        Postpaid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Postpaid plans include mailbox, caller ID, conference call capability, call forwarding, calls on hold and special services for customers with advanced mobile handset models.

        The services we offer our mobile telecommunications customers include a number of value-added services, including voicemail, caller ID and other services, such as personalization (video downloads, games and ring tones), SMS subscription services (e.g., horoscopes and soccer team information), chat services, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

        Oi has roaming agreements with Companhia de Telecomunicações do Brasil Central ("CTBC") and Sercomtel S.A. Telecomunicações ("Sercomtel"), providing its customers with automatic access to roaming services when traveling in areas of Brazil outside its coverage area where mobile telecommunication services are available on the GSM standard. Oi generates revenues from roaming when one of its mobile subscribers receives a call while at a location outside the sector that includes their home registration area. In addition, Oi generates revenues when a subscriber of another mobile services provider places a call from a location that is outside the coverage area of its mobile services provider and the call is originated on Oi's mobile networks. Conversely, when one of Oi's mobile subscribers places a call from outside of Brazil, Oi pays the applicable roaming rate to the mobile services provider on whose network the call originated.

Enterprise Services

        Oi provides fixed-line and mobile voice and data transmission services of the types described above to corporate customers and small and medium businesses.

        In addition, Oi provides a variety of customized, high-speed data transmission services through various technologies and means of access to other telecommunication services providers, ISPs and corporate customers. Its data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 1 Gbps, videoconferencing, video/image transmission and multimedia applications. Oi's principal commercial data transmission services are:

  •
  Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada) ("EILD"), under which Oi leases trunk lines to other telecommunication services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

  •
  Dedicated Line Services (Serviços de Linhas Dedicadas) ("SLD"), under which Oi leases dedicated lines to other telecommunications services providers, ISPs and corporate customers for use in private networks that link different corporate websites;

  •
  IP services which consist of dedicated private lines and dial-up internet access which Oi provides to most of the leading ISPs in Brazil, as well as Virtual Private Network ("VPN") services that enable Oi's customers to operate private intranet and extranet networks; and

  •
  frame relay services which Oi provides to its corporate customers to allow them to transmit data using protocols based on direct use of Oi's transmission lines, enabling the creation of VPNs.

        Oi provides these data transmission services using its service network platforms in Regions I and II and its nationwide fiber optic cable network and microwave links.

        Oi also provides advanced voice services to its corporate customers, mainly 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services.

Other Services

        In September 2008, ANATEL authorized TNL to provide subscription television services throughout Brazil, using DTH satellite technology. In 2009, TNL commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, TNL expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, TNL expanded this service to the remaining states of Regions I and II.

        Oi provides subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais. Oi uses a hybrid network of fiber optic and bidirectional coaxial cable ("HFC") network, which allows it to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

        Oi operates an internet portal under the brand name "iG" that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2011, based on information available from Ibope/NetRatings. Oi agreed to sell this portal in 2012.

Oi's Network and Facilities

        Oi's networks are comprised of physical and logical infrastructures through which it provides fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. Oi's networks are monitored remotely from its centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

  Fixed-Line Network

        Oi's fixed-line networks include (1) networks of access lines connecting customers to digital exchanges, Digital Subscriber Line Access Multiplexer ("DSLAM") or next generation network ("NGN") Multi-service Access Nodes ("MSANs"), (2) digital exchanges, NGN controllers, NGN trunk gateways and MSANs, (3) trunk lines connecting digital exchanges, and (4) long-distance transmission equipment. As of December 31, 2011, Oi's access network, served approximately 17.8 million fixed-line subscribers and approximately 2.9 million ADSL subscribers in Region I, and approximately 10.6 million fixed-line subscribers and approximately 2.1 million ADSL subscribers in Region II. As of December 31, 2011, Oi provided ADSL services in approximately 4,653 municipalities.

        In 2011, Oi provided fixed-line services at 1,118 new localities, 788 of which were provided with group access (public telephone services) and 331 of which were provided with individual access (residential telephone service), and Oi visited approximately 3,912 localities to confirm data on its record of localities. As of December 31, 2011, Oi and TNL's other subsidiaries offered fixed-line services either with individual or group access in approximately 34,661 localities.

        The following table sets forth selected information about Oi's fixed-line networks as of the dates and for the periods indicated.

	As of December 31,
	2011	2010
Region I:
Installed access lines (in millions)	17.8	18.0
Access lines in service (in millions)	10.6	12.8
Public telephones in service (in thousands)	504.3	560.8
Broadband access lines in service (in millions)	2.9	2.4
Region II:
Installed access lines (in millions)	10.4	10.4
Access lines in service (in millions)	6.8	7.2
Public telephones in service (in thousands)	265.0	266.1
Broadband access lines in service (in millions)	2.1	1.9

        Oi's fixed-line networks are fully digitalized, and Oi has been introducing NGN technology in selected areas. Oi's long-distance network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex systems that can operate with up to 80 channels at 10 and 40 Gbps and microwave links that Oi uses to complement the optical network in Region I and Region II. Oi has a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá) and is complimented by its satellite system. Most of the large urban areas of Regions I and II are also connected by Oi's fiber optic cable networks. Oi's transmission infrastructure connects these digital switches to four international gateway switches: two in Rio de

Janeiro, one in Curitiba and one in Brasília. Additionally, Oi's network supports advanced services, including pre-paid and toll-free services, and permits local number portability.

  Satellite Network

        Oi has deployed an expanded range of satellite-based services to comply with its public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2011, Oi's satellite network covered approximately 4,500 localities in 24 states and the Federal District and provided voice and data services to approximately 6.8 million customers.

        In 2000, Brasil Telecom and TNL began the implementation of the land-based segment of their respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunication services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of Oi's satellite network allows it to service its subscribers in any location in Regions I and II.

        Hispamar Satellite S.A. ("Hispamar"), a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and TNL operate the Amazonas 1 satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, TNL entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and TNL acquired a minority equity interest in Hispamar. The Amazonas 1 satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas 1 satellite provides both C and Ku band transponders and on-board switching. The Amazonas 1 satellite is owned by a subsidiary of Hispasat, and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

        In 2009, the Amazonas 2 satellite was launched and this satellite commenced commercial operations in early 2010. The Amazonas 2 satellite was manufactured by Astrium and launched into geostationary orbit of 61 degrees West. This satellite provides both C and Ku band transponders and on-board switching, with an expected lifetime of 15 years. The Amazonas 2 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

        Oi leases transponders from:

  •
  Hispamar with 754 MHz of capacity in the C band on the Amazonas 1 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 390 municipalities;

  •
  Hispamar with 98.3 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 576 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities;

  •
  Intelsat Satellite with 205.8 MHz of capacity in the C band on the IA-8 satellite to provide voice and data services between five existing gateway switches;

  •
  Intelsat Satellite with 122 MHz of capacity in the C band on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro; and

  •
  Intelsat Satellite with 103 MHz of capacity in the C band on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

  Mobile Network

        Oi's mobile networks operate on frequencies of 900 MHz/1800 MHz for GSM and 2100 MHz for UMTS. Oi offers mobile data applications based on General Packet Radio Service ("GPRS")/ Enhanced Data Rates for Global Evolution ("EDGE") technology for its GSM network and on high speed packet access, or HSPA, technology for its UMTS network. Oi offers voice applications using its GSM and UMTS networks.

        As of December 31, 2011, the 2G mobile networks of Oi and TNL's other subsidiaries, consisting of 12,688 active radio base stations, covered 1,468 municipalities in Region I, or 88.0% of the urban population in Region I, 1,287 municipalities in Region II, or 96.0% of the urban population in Region II, and 544 municipalities in Region III, or 99.0% of the urban population in Region III. Oi has GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

        As of December 31, 2011, the 3G mobile networks of Oi and TNL's other subsidiaries, consisting of 5.833 active radio base stations, covered 92 municipalities in Region I, or 47.0% of the urban population in Region I, 85 municipalities in Region II, or 53.0% of the urban population in Region II, and 95 municipalities in Region III, or 71.0% of the urban population in Region III. Oi has 3G coverage in all state capitals.

        Oi's mobile networks are fully integrated with its fixed-line data networks. Oi's mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

  Data Transmission Network

        Oi uses ADSL, ADSL2+ and VDSL2 as a broadband access technology using its existing fixed-line networks which are capable of speeds of up to 100 Mbps (download) and 1 Mbps (upload). Oi has implemented an address control and name resolution system for its IP networks with the objective of optimizing resources and improving the availability of internet access services.

        Oi has deployed a Metro Ethernet network, which is a network that covers a metropolitan area to connect its subscribers to the internet, in several major metropolitan areas. Oi is currently expanding its Metro Ethernet network to other cities due to new customer demand. Oi has also deployed optical fiber networks based on gigabit passive optical network ("GPON") technology together with VDSL2 to provide fiber to the building and GPON providing fiber to the home. As a result of the implementation of this technology Oi is now able to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

        Oi's dial-up IP platform supports dial-up access from the fixed-line networks. Oi operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated and dial-up services and VPN offerings. Oi's internet backbone connects to the public internet via international links that Oi maintains abroad. With these international links, Oi does not need to rely on other companies to connect its outbound internet traffic with the internet backbones of international ISPs.

  DTH Network

        Oi provides its DTH services through a satellite uplink located in Lurin, Peru, which receives, encodes and transmits the television signals to satellite transponders. Oi leases these facilities and license the related technology from Telefónica. Oi leases transponders for the delivery of the television signals to its subscribers from Telefónica. Oi has leased 216 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 36 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide DTH services. Oi's customers lease satellite dishes and set-top boxes from Oi as part of their subscriptions to its "Oi TV" services.

  Television Cable Network

        Oi provides subscription analog and digital television services and broadband internet access to the residential and commercial market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena using a HFC network. The analog television signal is distributed from integrated headend equipment owned by Cemig Telecom that is located in these cities. The digital television signal is distributed to the HFC network in Belo Horizonte from Oi's integrated headend equipment located in Alvorada in the city of Rio de Janeiro.

  Call Centers

        In 2007, Brasil Telecom consolidated its call center structure by merging 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). Oi has improved its customer relationship management system, which integrates its systems and provides a database of information for each customer in order to provide better service and identify sales opportunities during each contact Oi has with its customers.

        In 2009, Telemar, a subsidiary of Oi S.A. (then Brasil Telecom), restructured its call center arrangements with Contax, relocating several of its call centers and reducing the number of call centers from 12 to nine. As part of this revision, Telemar invested in automated platforms that permit its prepaid customers to add prepaid minutes to their subscriptions through an automated process.

Developments in 2011

  Residential Services

        In the fourth quarter of 2011, Oi achieved its best performance since the second quarter of 2010. This improvement was due mainly to the restructuring of fixed tariff plans in the second half of 2011. These plans provide incentives for the use of fixed line by expanding its benefits, including (1) free minutes for local fixed calls, (2) free minutes for national long distance fixed calls using Oi's long distance codes, (3) free minutes for local calls to Oi Mobile and (4) digital calling services.

        Oi continues to seek to provide attractive commercial conditions for existing and new customers to subscribe to Oi Velox, Oi's broadband internet brand, aiming to strengthen customer loyalty and increase penetration of its services in its customer base. Oi continued to invest in the quality of its fixed broadband service, which offers speeds of up to 20Mbps for prices starting at R$39.90 per month. Oi also increased the broadband speeds it provides to customers, and in 2011, the average fixed broadband speed stood at 2.5Mbps in fourth quarter, compared to 2.33Mbps at the end of the third quarter, 2.13Mbps at the end of the second quarter and 1.91Mbps at the end of the first quarter. In addition, by the end of 2011, 24% of the Oi Velox customer base had services with speeds of more than 5Mbps, of which 47% had speeds higher than 10Mbps. Moreover, at the end of 2011 Oi launched a new convergent offer with competitive prices, Oi Conta Total, which included mobile broadband and Velox 3G.

        In November 2011, Oi launched Oi Internet Total, a broadband service, which allows internet access with more mobility, at home with Oi Velox or outside with 3G or Wi-Fi networks. In September 2011, Oi initiated a partnership with the Brazilian government for the implementation of the Brazilian national broadband plan (Plano Nacional de Banda Larga), aiming at increasing the penetration of broadband in Brazil.

        During 2011, Oi expanded coverage, reaching 450 cities by the end of the year. Oi aims to cover 4,800 cities by 2014. During 2011, Oi also focused on strengthening Oi TV by launching new offers and implementing operational improvements. In October 2011, Oi launched 21 new offers aimed at increasing the penetration of TV plans with premium movie channels, including Telecine and HBO. In the fourth quarter of 2011, Oi launched a new service in Rio de Janeiro, including the GloboSat and TV Globo channels. The TV Globo channel was also included in 189 municipalities in five different states. During the fourth quarter of 2011, Oi TV expanded its offer to an additional 19 cities, covering 24 states by the end of 2011. In the residential customer category, Oi had approximately 13.1 million unique residential customers as of December 31, 2011.

  Personal Services

        In 2011, Oi's personal customer segment had approximately 43,264 thousand mobile customers, representing an increase of 14.6% from previous year, with net additions of 5.5 million. In 2011, Oi had approximately 45.5 million mobile customers, representing an increase of 15.8% from previous year, with net additions of 6.2 million. Gross additions in 2011 were 24.7 million, while the fourth quarter of 2011 had additions of 6.5 million. The increase in the period is primarily explained by the decision to adopt more restrictive criteria for recording active customers in the customer base, particularly in the prepaid segment, aiming at minimizing regulatory fees and improving Oi's profitability.

        During the fourth quarter of 2011, in the postpaid segment, Oi has launched several initiatives aimed at increasing customer growth, such as (1) an offer simplification process, (2) restructuring of distribution channels and (3) price repositioning. As a result, 42% of net additions in 2011 were achieved in the fourth quarter of 2011. Further, during the fourth quarter of 2011, as a complement to the new offers launched during the third quarter of 2011, Oi Dados and Oi Velox 3G, Oi launched a new offer that allows free access to Oi's Wi-Fi network and to Vex, the largest Brazilian Wi-Fi network acquired by Oi, as well as a free trial of two months of Oi Radio.

        During 2011, in the prepaid segment, Oi continued to market the new offers launched at the end of 2010 that allow daily bonuses dependent on the amount of the recharges and that may be used for on-net and off-net SMS, local calls to fixed lines and Oi Mobile and long distance calls using Oi's long distance codes to Oi fixed and mobile customers. In the fourth quarter of 2011, as a complement to these new offers, Oi launched SMS packages allowing customers to send on-net and off-net messages with a discount of up to 88%. To increase mobile internet access in the handset in the prepaid segment, Oi launched 3 new data packages (1) a daily offer, with 5MB at R$0.50, (2) a weekly offer, with 20MB, at R$2.99 and (3) a monthly offer, with 50MB at R$9.99.

        During 2011, Oi launched several initiatives to improve operational performance and increase customer loyalty. Specifically, in December 2011, Oi opened 60 new corporate owned stores, aiming at strengthening its distribution channels, Oi also created new regional commercial structures to improve its commercial flexibility and effectiveness and initiated smartphone subsidization for postpaid mobile customers.

        During 2011, Oi has been increasing its minimum recharge in certain regions, aiming at improving profitability, while at the same time offering improved bonuses to maintain the attractiveness of commercial offers. As a result of these initiatives and stronger commercial competitiveness, Oi's personal segment base grew by 14.6% as compared to previous year. In 2011 Oi had approximately 38 million prepaid customers, representing 87.8% of Oi's personal segment base, while postpaid customers were at approximately 3.1 million. Oi Controle customers also grew by 13.3% to over 2.1 million.

  Enterprise Services

        Anticipating growth opportunities among corporate customers, Oi established a new business area focused on enterprises. In February 2012, Oi launched Smart Cloud Oi, becoming the first operator in Brazil to launch a cloud computing offer for corporate customers. This new service offers customised infrastructure and storage capacity and access to advanced data centers. It also makes available end-to-end solutions, including data networks, ensuring high performance and data security. In 2011, Oi had approximately 7.8 million enterprise customers, an increase of 10.6% from previous year.

Developments in 2012

        On February 6, 2012, the board of directors of Brasil Telecom approved the issuance of non-convertible debentures in the amount of R$2,000 million. In February 2012, Brasil Telecom issued US$1,500 million senior notes due February 2022 that bear interest at a 5.75% per annum.

Strategic Partnership with Oi

  Background and History

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. We reflect Vivo in our statements of income and cash flows for periods prior to September 27, 2010 as a discontinued operation. As of December 31, 2010 and 2011, none of the assets or liabilities of Vivo are reflected on our balance sheet.

        On July 28, 2010, we also entered into a letter of intent with AG Telecom Participações S.A. ("AG Telecom") and LF Tel S.A. ("LF Tel"), companies that are part of the controlling group of Brasil Telecom, to establish the main terms that would serve as a framework for the negotiation of our strategic partnership with Oi.

        On January 25, 2011, Portugal Telecom and our subsidiary Bratel Brasil S.A. ("Bratel") entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A. (a subsidiary of AG Telecom, that has since merged with and into AG Telecom and is referred to, together with AG Telecom, as "AG"), LF Tel, BNDES Participações S.A. ("BNDESPar"), Fundação Atlântico de Seguridade Social ("FASS"), Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI ("PREVI"), Fundação Petrobrás de Seguridade Social—PETROS, ("PETROS") and Fundação dos Economiários Federais—FUNCEF ("FUNCEF") to implement the strategic partnership with the Oi Group.

        On March 28, 2011:

  •
  Bratel acquired from BNDESPar, PREVI, PETROS and FUNCEF an aggregate of 261,631,051 common shares issued by TmarPart, representing 9.6% of TmarPart's total outstanding common shares;

  •
  Bratel acquired from Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. a 35% interest in each of Pasa Participações S.A. and EDSP75 Participações S.A., respectively, holding companies that own 100% of the share capital of AG Telecom and LF Tel;

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

  •
  TNL increased its share capital through the issuance of 56,417,086 common shares at an issue price of R$38.5462 per share and of 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds received by TNL from this capital increase amounted to R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. subscribed for 35,309,502 common shares issued by TNL, and Bratel acquired an aggregate of 20,752,270 common shares and 28,298,549 preferred shares issued by TNL. Following this capital increase, TmarPart owned, and owns as of the date hereof, 22.4% of TNL's total share capital, including 50.5% of its voting share capital, and Bratel owned, and owns as of the date hereof, an aggregate 10.5% of TNL's total share capital, or 11.3% of its voting share capital; and

  •
  Telemar increased its share capital through the issuance of 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds received by Telemar from such capital increase amounted to R$5,969 million, of which R$4,624 million represented the purchase price for the shares issued by Telemar subscribed for by TNL. In this capital increase, TNL acquired 46,743,149 common shares issued by Telemar, and Bratel acquired an aggregate of 32,475,534 class A preferred shares issued by Telemar. Following this capital increase, TNL owned, and owns as of the date hereof, 70.4% of Telemar's total share capital, including 98.0% of its voting share capital, and Bratel owned, and owns as of the date hereof, an aggregate of 9.4% of Telemar's total share capital.

        Following the consummation of the transactions described above, we held a 25.3% economic interest in Telemar on a consolidated basis. We held this interest through (1) an indirect 35% interest in AG Telecom, (2) an indirect 35% interest in LF Tel, (3) a 12.1% direct interest in TmarPart, (4) a 10.5% direct interest in TNL and (5) a 9.4% direct interest in Telemar. Given our economic interest and our rights to participate in the management of Oi as described below, since April 1, 2011, we have proportionally consolidated 25.6% of TmarPart in our consolidated financial statements, which, in turn, fully consolidates TNL and Telemar.

  Reorganization of the Oi Companies

        On May 24, 2011, TmarPart publicly announced a proposed corporate reorganization (the "Corporate Reorganization") of the Oi Companies. The Corporate Reorganization was effectively completed on February 27, 2012 and consisted of the following steps:

  •
  a split-off and share exchange under Brazilian law in which (1) Telemar transferred the shares of Coari that Telemar owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar (other than the shares of holders who exercise their withdrawal rights with respect to such shares) would be exchanged for newly issued common and preferred shares of Coari upon the termination of the period for exercise of withdrawal rights, and (4) Coari retained the Telemar shares exchanged for Coari shares, and as a result, Telemar became a wholly-owned subsidiary of Coari;

  •
  the merger of Coari into Brasil Telecom, resulting in Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom; and

  •
  the merger of TNL into Brasil Telecom, resulting in TNL ceasing to exist.

        In connection with the Corporate Reorganization, the following events took place:

  •
  On February 24, 2012, TmarPart exchanged all of the class A preferred shares of Telemar that it owned for common shares of TNL held by Jereissati Telecom S.A. ("Jereissati Telecom"), Andrade Gutierrez S.A. ("Andrade Gutierrez"), the parent of AG Telecom, and Bratel Brasil, each a shareholder of TmarPart, in order to ensure that upon the completion of the Corporate Reorganization, TmarPart retained the voting control of Brasil Telecom in order to comply with the legal and regulatory obligations of TmarPart to ANATEL;

  •
  Bratel exchanged preferred shares of Telemar for common shares of TNL (under the same terms and conditions of the TmarPart exchange described above) held by Jereissati Telecom, Andrade Gutierrez, AG and LF, which they received as a result of exchanging their preferred shares of TNL for preferred shares and common shares of Oi according to the exchange ratios; and

  •
  Brasil Telecom issued and distributed redeemable shares of Brasil Telecom to holders of Brasil Telecom shares prior to the mergers of Coari and TNL into Brasil Telecom and redeemed those shares for cash immediately following their issuance. In addition, Brasil Telecom was renamed Oi S.A.

        The Corporate Reorganization was undertaken to:

  •
  simplify the corporate structure of the Oi Companies, which was extremely complex and included three publicly-held companies with seven different classes of publicly-traded shares, and simplify the corporate governance of the Oi Companies by consolidating the shareholder bases of the Oi Companies in one public company with two classes of shares that will be traded in Brazil and abroad;

  •
  reduce operational, administrative and financial costs following the consolidation of the general management of the Oi Companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

  •
  align the interests of the shareholders of the Oi Companies;

  •
  enhance the liquidity of the shares of Oi S.A. (formerly Brasil Telecom); and

  •
  eliminate the costs of separate listings of the shares of TNL, Telemar and Oi S.A., as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom.

        Following the Corporate Reorganization, we hold a 23.25% economic interest in Oi S.A., including a direct interest of 15.54%.

  Corporate Structure

        We set forth below a simplified corporate chart of Oi before and after the Corporate Reorganization:

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

        In connection with this strategic partnership, it was contemplated that the Oi Companies would use part of the proceeds received from share capital increases to acquire up to 10% of the outstanding ordinary shares of Portugal Telecom. On April 28, 2011, TmarPart, TNL and Telemar announced that they had acquired 62,755,860 ordinary shares of Portugal Telecom, representing 7.0% of Portugal Telecom's outstanding ordinary shares. As of January 23, 2012, the Oi Companies beneficially owned 64,557,566 ordinary shares of Portugal Telecom, representing 7.2% of Portugal Telecom's outstanding ordinary shares.

  Corporate Governance

        In connection with the formation of our strategic partnership with Oi, we entered into various shareholders' agreements with Oi's current shareholders in order to regulate corporate governance practices within Oi, establish the rules, procedures and quorums for the approval of certain matters by Oi's board of directors, board of executive officers and within Oi's shareholder structure, rights of first offer or first refusal in the sale of Oi's shares by its shareholders, tag-along rights and other provisions, and these rights allow us to play an active role in Oi's corporate governance. For example, our shareholders' agreements contemplate, among other things, (1) a lock-up period of five years with respect to AG Telecom, LF Tel and TmarPart, a right of first refusal over a non-control sale of AG

Telecom and LF Tel and over any sale of TmarPart, and a right of first offer and tag-along rights in case of a control sale of AG Telecom and LF Tel and (2) the need for our approval on certain corporate governance matters, including: (i) amendments to bylaws, (ii) mergers and acquisitions and shareholders agreements, (iii) dissolution, (iv) capital increases or reductions, (v) issuances of debt securities above a specified ratio and (vi) the annual budget and investments.

        In connection with the strategic partnership with Oi, on April 28, 2011, at TNL's annual general shareholders meeting, Zeinal Bava, the Chief Executive Officer of Portugal Telecom, and Shakhaf Wine, an executive board member of Portugal Telecom, both nominated by Portugal Telecom, were elected as members of the board of directors of TNL, as we had announced on April 6, 2011. In addition, Mr. Bava was appointed a member of the board of directors of TmarPart, and Mr. Wine was appointed an alternate member of the board of directors of TmarPart.

        Now that the Corporate Reorganization of Oi has been completed, we expect that Zeinal Bava and Shakhaf Wine will also be appointed to the board of directors of Oi S.A. at the annual shareholders' meeting of Oi S.a. scheduled for April 30, 2012.

        In addition, on April 6, 2011, Otávio Marques de Azevedo, then the Chairman of TmarPart, and Pedro Jereissati, Chief Executive Officer of TmarPart, were appointed to our board of directors and their appointment was ratified at Portugal Telecom's general meeting of shareholders held on May 6, 2011.

        Our shareholder agreements in connection with our strategic partnership with Oi are described in more detail below.

  Overview of TmarPart Shareholders' Agreements

        On April 25, 2008, TmarPart's shareholders entered into two shareholders' agreements. The shareholders' agreement among AG Telecom, LF Tel, Asseca Participações S.A. ("Asseca"), BNDESPar, Fiago and FASS as parties, having TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred as the "Global Shareholders' Agreement". The shareholders' agreement among AG Telecom, LF Tel, Asseca and FASS as parties, having TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred as the "Control Group Shareholders' Agreement".

        On June 20, 2008, Asseca assigned the TmarPart shares it held to LF Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., which merged with and into AG Telecom (later Luxemburgo Participações S.A.). As a result, Asseca ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement or the Control Group Shareholders' Agreement.

        In July 2009, Fiago assigned TmarPart shares it held to PREVI, PETROS, FUNCEF and FASS. As a result of such transaction, Fiago ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement.

        On January 25, 2011, TmarPart's shareholders amended the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, both effective as of March 28, 2011, to reflect our acquisition, through Bratel, of voting shares of TmarPart and to modify certain clauses of the Global Shareholders' Agreement and the Control Group Shareholders' Agreement. AG, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel are parties to the amendment to the Global Shareholders' Agreement, while TmarPart and Portugal Telecom executed the amendment as intervening parties. AG Telecom, Luxemburgo, LF Tel and FASS are parties to the amendment to the Control Group Shareholders' Agreement, while TmarPart executed such an amendment as intervening party.

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

        The parties to the Global Shareholders' Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares of TmarPart, TNL, Telemar, Brasil Telecom and each of TmarPart's, TNL's or Telemar's material subsidiaries (i.e., subsidiaries having annual net operating revenues equal to or in excess of R$100 million):

  •
  AG, LF Tel, and FASS will together have the right to designate a majority of the members of the board of directors of TmarPart and of each of the material subsidiaries;

  •
  each increment of 7% of the voting share capital of TmarPart held by each party to the Global Shareholders' Agreement will entitle that party to designate one member of the board of directors of TmarPart and each of the material subsidiaries and his or her alternate;

  •
  so long as we hold at least 7% of the voting share capital of TmarPart, we will be entitled to designate one member and the respective alternate of the board of directors of TmarPart, such appointees to be designated from the directors and executive officers of Portugal Telecom;

  •
  PREVI, PETROS, FUNCEF and BNDESPar are entitled to aggregate their shares to determine their eligibility to exercise the rights described above;

  •
  Bratel, PREVI, PETROS, FUNCEF and BNDESPar each have the right to designate one member of the board of directors of any other subsidiary, provided that AG, LF Tel and FASS have designated members of such board of directors;

  •
  AG, LF Tel, BNDESPar, FASS, PREVI, PETROS, FUNCEF and we, through Bratel, will together select the chief executive officers of each of the material subsidiaries pursuant to the rules outlined in the Global Shareholders' Agreement;

  •
  the chief executive officer of TNL will select the members of TNL's board of executive officers;

  •
  the chief executive officer of TNL, together with the chief executive officer of each of the other material subsidiaries, will select the other members of the board of executive officers of such material subsidiary;

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

  •
  that the other parties to the Global Shareholders' Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties' shares of TmarPart in the event that Bratel acquires control of TmarPart;

  •
  to offer its TmarPart shares to the other parties to the Global Shareholders' Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel acquires control of AG or LF Tel;

  •
  that the other shareholders have the right to purchase all of Bratel's TmarPart shares in the event of a change of control of Portugal Telecom; and

  •
  Oi will use part of the proceeds received from our investment in Oi to acquire up to 10% of the outstanding shares of Portugal Telecom. Based on the most recent information available to us, Oi has purchased 64,557,566 shares of Portugal Telecom, representing 7.2% of our outstanding shares through broker transactions.

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

  PASA Participações S.A. and EDSP75 Participações S.A. Shareholders' Agreements

        We currently hold a 25.3% economic interest in Telemar on a consolidated basis. Part of the structure we used in order to obtain such an interest in Oi was to acquire an indirect 35% interest in AG Telecom and in LF Tel, through a direct investment in PASA Participações S.A. and EDSP75 Participações S.A., respectively. We have a 35% direct economic interest in PASA Participações S.A., and the remaining 65% economic interest in the company is held by Andrade Gutierrez Telecomunicações Ltda. Likewise, we have a 35% direct economic interest in EDSP75 Participações S.A., and the remaining 65% economic interest in the company is held by La Fonte Telecom S.A. AG Telecom is wholly owned by PASA Participações S.A., and LF Tel is wholly owned by EDSP75 Participações S.A.

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

Other International Operations

        Concurrently with our investment in Oi, we acquired an interest in Contax, which provides contact center services, IT services and BPO services in Brazil and other Latin American countries. In addition, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in Macau and East Timor in Asia. We describe these investments in more detail below.

        Our subsidiary Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. manages all of our international businesses other than our investments in Oi and Contax.

Other Brazilian Operations

  Brazilian Contact Center Operations

        Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A. ("CTX"), the parent company of Contax Participações S.A. ("Contax Participações") and Contax S.A. ("Contax"). Even before our investment in Contax, we provided call center services in Brazil through our subsidiary Dedic, S.A. ("Dedic"), and Dedic's subsidiary GPTI—Tecnologias de Informação, S.A. ("GPTI") provided IT/IS services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. We have proportionally consolidated the results of operations of Contax in our results of operations since

April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011. The impact of the proportional consolidation of Contax from April 1, 2011 (including Dedic and GPTI from July 1, 2011) was €358.8 million (R$834.8 million).

        Dedic and GPTI had consolidated revenues of R$311.5 million (€133.9 million) from January 1, 2011 through June 30, 2011, the period before they merged with Contax. Dedic's revenues were R$479.4 million in 2010 (€205.6 million) and R$402.3 million in 2009 (€145.2 million), and GPTI's operating revenues were R$133 million in 2010 (€56.9 million).

  Strategic Partnership with Contax

        AG and LF Tel, two of the significant shareholders of TmarPart, are also the controlling shareholders of Contax Participações. In connection with the Oi transaction, we agreed to merge Dedic and GPTI with Contax in return for common and preferred shares of Contax. In this transaction, we acquired a 16.2% interest of CTX, the parent company of Contax Participações and Contax, for consideration of R$116 million. Following the exchange of our interest in Dedic and GPTI for an additional economic interest in Contax, we raised our interest in CTX to 19.9% through the contribution of a portion of the Contax preferred shares we had through this exchange. Also in connection with this transaction, we received net cash of approximately R$162 million from the reimbursement by Contax of shareholder loans we had granted to Dedic prior to this transaction.

        Following the merger of Dedic and GPTI with Contax, we hold a 19.5% economic interest in Contax through a 19.9% direct interest in CTX, which holds 34.2% of Contax, and a 4.3% direct economic interest in Contax. Our direct economic interest in Contax consists of 7.0% of Contax's outstanding common and preferred shares, which we are free to sell at any time.

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

        Under the Contax Shareholders' Agreement, we have similar rights to those contained in the Global Shareholders' Agreement and the other shareholders' agreements described above under "—Brazilian Operations (Oi)—Strategic Partnership with Oi," and, accordingly:

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

  Disposition of UOL Investment

        On December 29, 2010, we reached an agreement for the sale of our 28.78% interest in Universo Online S.A., Brazil's largest internet provider by revenue, to a Brazilian businessman, for R$356 million. UOL's total operating revenues were R$816.7 million in 2010 (€350.5 million), R$726.4 million in 2009 (€262.2 million) and R$577.2 million in 2008 (€216.2 million). This transaction was completed in January 2011.

Assets in Africa and Asia

        The table below provides the highlights of our main assets in Africa and Asia as of December 31, 2011.

	Portugal Telecom Direct Interest	Revenue in Local Currency (millions)(1)	Margin	Revenue in EUR (millions)(1)
Unitel, Angola(2)(4)	25.00%	1,784	56.3%	1,282
MTC, Namibia(3)(4)	34.00%	1,608	50.0%	159
Cabo Verde Telecom, Cape Verde(3)(4)	40.00%	9,224	47.1%	84
CST, S. Tome & Principe(3)(4)	51.00%	292,561	24.1%	12
CTM, Macau(2)	28.00%	3,979	33.0%	356
Timor Telecom, East Timor(3)	41.12%	66	55.7%	48

(1)
Figures account for 100% of the company. We have management contracts with CVT, CST and Timor Telecom.

(2)
Equity consolidation method.

(3)
Full consolidation method.

(4)
These interests are held by Africatel, which is 75% controlled by us.

  Africa

        We have several investments in Africa, including investments in Angola, Cape Verde Islands and Namibia. In 2007, we established a strategic partnership with Helios Investors LP ("Helios"), a private equity firm operating in sub-Saharan Africa. Under the terms of the agreement, Helios acquired a 22% interest in Africatel, the holding company formed to hold all of our interests in sub-Saharan Africa and whose main assets are Unitel, Cabo Verde Telecom, MTC and CST. In 2008, Helios increased its interest in Africatel to 25%. Our interest in the individual companies described below reflects the percentage of capital of those companies owned by Africatel.

        Unitel, Angola.    In 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in 2001. As of December 31, 2011, Unitel had 7,454 thousand subscribers, of which 98.7% were prepaid cards.

        Unitel's total gross operating revenues were US$1,784.0 million in 2011 (€1,281.6 million), US$1,502.0 million in 2010 (€1,132.8 million) and US$1,562.0 million in 2009 (€1,119.9 million).

        In 2011, Unitel launched several campaigns aimed at promoting voice services and increasing penetration on mobile broadband, as well as several initiatives targeted at strenghthening its distribution channels and increasing the quality of its network.

        Cabo Verde Telecom, Capte Verde.    Africatel owns 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed, mobile and data services in the Cabo Verde Islands.

        As of December 31, 2011, Cabo Verde Telecom had 74.5 thousand fixed lines in service, which represents approximately 15.2 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 309.6 thousand active mobile telephone cards as of December 31, 2011, of which 98.8% were prepaid customers.

        Cabo Verde Telecom's total gross operating revenues were €83.7 million in 2011, €84.0 million in 2010 and €76.9 million in 2009.

        In 2011, Cabo Verde Telecom launched (1) new commercial offers for the corporate segment under the new brand CVT Negócios, (2) several campaigns to stimulate data usage and (3) new TV channels to further strengthen IPTV market momentum. Broadband and IPTV customers increased significantly, representing 27.5% and 11.4% of the wireline customer base, respectively.

        MTC, Namibia.    In 2006, we acquired 34% of the capital of MTC, the Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31, 2011, MTC had 1,950 thousand customers, of which 94.2% were customers under prepaid plans. MTC's revenues were 1,608.3 million Namibian dollars (€159.3 million) in 2011, 1,444.0 million Namibian dollars (€148.9 million) in 2010 and 1,443.8 million Namibian dollars (€123.7 million) in 2009.

        In 2011, MTC focused its marketing efforts and commercial activity on enhancing its smartphone offer, launching campaigns aimed at promoting usage, and boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

        CST, São Tomé and Principe.    Africatel owns 51.0% of the share capital of CST-Companhia Santomense de Telecomunicações, S.A.R.L. ("CST"), which provides fixed, mobile and data services in São Tomé and Principe. As of December 31, 2011, CST had 115.0 thousand mobile customers. CST's revenues were €11.9 million in 2011, €12.7 million in 2010 and €11.9 million in 2009. Excluding accounting reclassifications recognized during 2011, CST's revenues would have been €13.6 million in 2011.

  Asia

        We have investments in Asia in CTM and in Timor Telecom.

        CTM, Macau.    We have a 28% interest in Companhia de Telecomunicações de Macau ("CTM"), a provider of fixed and mobile telephone services in Macau. Macau, situated near Hong Kong on the coast of Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999, when it was transferred to the People's Republic of China. The other shareholders of CTM are Cable & Wireless plc and CITIC 1616.

        As of December 31, 2011, CTM had 175.6 thousand fixed main lines in service. This figure represents approximately 31.2 fixed main lines per 100 inhabitants. CTM's mobile telephone services had 635.2 thousand customers as of December 31, 2011.

        CTM's total gross operating revenues were 3,978.9 million Patacas (€356.5 million) in 2011, 2,760.2 million Patacas (€260.1 million) in 2010 and 2,439.2 million Patacas (€219.2 million) in 2009. Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 9.5% in 2011, as comparted to 2010, impacted by growth in data revenues, which accounted for 21.0% of mobile service revenues. In 2011, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

        Timor Telecom, East Timor.    We have a 41.12% interest in Timor Telecom, S.A. ("Timor Telecom"), a telecommunications provider for fixed and mobile services in East Timor. As of December 31, 2011, Timor Telecom had a total mobile customer base of 602.5 thousand and 3.0 thousand fixed lines. Timor Telecom's revenues were US$66.4 million in 2011 (€47.7 million), US$57.2 million in 2010 (€43.2 million) and US$48.6 million in 2009 (€34.9 million). Data revenues accounted for 17.9% of mobile service revenues. In 2011, Timor Telecom launched several voice and data stimulation campaigns and strengthened its distribution network.

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

        For a list of our significant subsidiaries, see Exhibit 8.1 to this Annual Report on Form 20-F, which is incorporated herein by reference. For further details on our percentage interest in our subsidiaries and their business activities, see the exhibits to our audited consolidated financial statements.

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

  •
  R. Postiguinho Valadares, 12, Castelo Branco, Portugal (9,464 square meters);

  •
  Av. Carvalho Araújo, 629, Vila Real, Portugal (9,030 square meters);

  •
  Av. Infante D. Henrique/Praça Vasco da Gama, Ponta Delgada, Açores, Portugal (7.738 square meters);

  •
  Av. Doutor João Martins Azevedo, 21, Torres Novas, Portugal (7,112 square meters);

  •
  Av. de Zarco, Funchal, Portugal (7,025 square meters);

  •
  Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters);

  •
  Rua 9 de Julho, Beja, Portugal (5,331 square meters);

  •
  R. do Casal Velho, Santo Tirso, Portugal (4.809 square meters);

  •
  R. Menino Jesus, n? 1, Évora, Portygal (4.772 squere meters).

  •
  R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters);

  •
  R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters);

  •
  Av. Fontes Pereira de Melo 32, Lisboa, Portugal (3.293 square meters); and

  •
  Rua Passos Manuel, 2, Lisboa, Portugal (1,395 square meters).

        We are not aware of any material environmental issues that may affect our use of these properties.

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "Telepac," "Sapo," "Meo," "TMN" and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. We do not own any registered patents or copyrights which are material to our business as a whole.

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

Competition Facing Our Portuguese Operations

        We face heavy competition from various telecommunications operators. Our primary competitors in Portugal include ZON (with financial institutions as the main shareholders, as well as Kento Holding Limited with a qualified participation of 10% and Telefónica with 5.0%), Sonaecom (which is 53.2% owned by Sonae, SGPS, S.A. and 20% owned by France Telecom), Vodafone Portugal (a Vodafone Group subsidiary), Oni Telecom—InfoComunicações, S.A. (60.9% owned by Riverside Europe Telecom LLC fund and 34.6% owned by Gestmin SGPS), Cabovisão (previously 100% owned by Cogeco Cable, the fourth Canadian cable operator, which sold it to Altice, a European private equity group, in early 2012), AR Telecom and Colt.

        ZON began operations in November 2007, after the failure of Sonaecom's attempt to take over Portugal Telecom and our subsequent spin-off of PT Multimedia. ZON is the leader of the Pay-TV business in Portugal. Due to increasing competition in its core business, ZON has been aggressive in acquiring competitors and businesses, such as AR Telecom in November 2011, and expanding into other business segments, such as fixed voice and internet.

        The competitive environment has been becoming more challenging for several reasons, such as the expansion of mobile operators that entered into the fixed market and, conversely, the entry of fixed operators into the mobile business. Operators that were previously more focused on one service have also diversified their operations through the launch of bundled offers with a strong focus on 3P (triple play) commercial configurations. This strategy has been followed by several players, namely Meo (our own brand), ZON, Cabovisão, Vodafone and Sonaecom. Among these players, both Portugal Telecom and ZON have a strong 3P customer base (Portugal Telecom with 602 thousand customers in 2011, an increase of 32.9% from 2010 and ZON with 709 thousand customers, an increase of 10.3% from 2010). Of our fixed-line customers, 36.9% have triple play services, and 60.1% of ZON's cable TV customers have triple play services, according to ZON's press release. We compete in terms of content and price through the launch of bundle offers combining several services.

Residential Customers

        We face increasingly strong competition from fixed line operators as well as from mobile players, including our own mobile service provider, TMN. Currently, all mobile network operators have commercial offers that are a direct alternative to our fixed line telephone services, competing for the same customers. Residential services supported by mobile networks are offered by all mobile operators. In addition, these have also launched low-cost brands that are designed to reach the lower-end segment of the mobile market and have also had an effect on fixed line retail service.

        More recently, operators have been offering unlimited voice communications to all national and up to 50 international fixed destinations, whenever the fixed voice service is purchased as part of a fixed service bundle. This competitive movement aimed to respond to the eroding revenues from international telephone service due to falling international call prices, extensive usage of lease lines by large users through which they connect to networks outside Portugal and aggressive competition from calling cards, rerouting of calls by other international operators and VoIP, which increasingly enables communications at lower prices than traditional public switched telephone networks. These factors put significant pressure on us to reduce international fixed line telephone prices.

        In the fixed voice market, Portugal currently has a penetration of 42.5 per 100 inhabitants (42.1% in 2010). According to ANACOM, we hold an estimated 58.7% market share of access lines (60.4% in 2010). The fixed voice market in Portugal is mainly a direct access market, which resulted from operators being more focused on direct access commercial offers and placing strong emphasis on customer migration from pre-selection configurations. Measures such as call-by-call selection (introduced in January 2000), carrier pre-selection (introduced in October 2000) and number portability (introduced in July 1, 2001) did not have a significant impact on that dynamic. According to ANACOM, as of December 31, 2011, there were approximately 122 thousand lines in pre-selection, the lowest figures since 2001.

        Using the same source and our own estimates, we had an estimated 56.7% market share of total outgoing traffic in 2011, a decrease of 1.6% compared to 2010. This trend affected all categories of traffic, except for international traffic, where we had a 56.6% market share in 2011, an increase of 1.7% compared to 2010.

        By the end of 2011, fixed broadband Internet surpassed 2 million customers in Portugal, with a market penetration at 21.1 per 100 inhabitants, up from 20 per 100 inhabitants in 2010, and still showing a significant upside potential. According to ANACOM, we are the top providers of these services, with 49.4% market share, an increase of 2.6% from 2010.

        The Pay-TV market has a total of 2,976 thousand customers, according to ANACOM data, representing a 51.7% penetration on households. ZON is the current market leader with a 53.9% market share, representing a 4% decrease from 2010. Our brand, Meo, has been steadily gaining market share, reaching 35% in 2011, representing a 5.1% increase from 2010. Cabovisão has struggled to maintain its market share, with 8.6% in 2011, a 0.8% decrease from 2010, while the remaining players have not been able to rise above their residual positions.

        The competitive dynamics in the Pay-TV market led operators to present it as a high-value, mass-market service offer from the start. More recently, Pay-TV service players began implementing price-skimming strategies by launching new low-end offers, thus catering to all segments of the market. ZON first launched a 15-channel Pay-TV offer in mid-2011, which was soon followed by Meo's own offer. Later in the year, in light of the pending migration to digital terrestrial television (DTT) and the switch-off of analog television signals in Portugal, ZON introduced a new pricing plan that includes only the four current free-to-air channels in Portugal.

        To prevent higher value customers from downselling to lower-end offers, these are being offered extra high-quality content at no additional cost, such as interactive television, video on demand and multi-screen, multi-device television ("Meo go" and "ZON Online"). Meo has recently pioneered "Meo Kanal," an application allowing customers to create their own custom-made private or public areas that they can view and share with other Pay-TV subscribers.

        We have committed to an ambitious FTTH roll-out strategy in the past few years, reaching approximately one million homes by the end of 2011. ZON and Cabovisão have leveraged on their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Sonaecom and Vodafone have based their offers mainly on IPTV, relying on lines leased from PT and their own FTTH network, which is being rolled out. The two joined forces to share their fiber-based networks, which they expect to reach approximately 400 thousand homes, mainly in Greater Lisbon and Greater Oporto regions.

        Following the completion of their network deployment plans, operators are now using on their next-generation networks to focus on customer retention and acquisition through internet speed upgrades. Currently, the main operators are offering speeds of up to 400Mbps.

Personal Customers

        By the end of 2011, there were approximately 158 active mobile cards per 100 inhabitants in Portugal, making it one of the European countries with the highest adoption rate of mobile services. This performance derives from an extremely dynamic market, where operators are devoted to providing an extended product portfolio in order to address an extensive range of communication needs of its customers.

        In the mobile market, TMN (our mobile operation) competes with Vodafone Portugal and Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In 2007, CTT, the Portuguese postal company, launched "Phone-ix," an MVNO (Mobile Virtual Network Operator) supported by TMN's network. In 2008, ZON launched an equivalent structure under the brand "ZON Mobile," a mobile virtual operation hosted by Vodafone Portugal's network.

        Due to their shareholder structures, Vodafone Portugal and Sonaecom (Optimus) have access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes) to compete aggressively against TMN in the Portuguese mobile telephone market. In addition, by strengthening their position in the mobile business, these assets enable them to compete more directly and aggressively in the fixed-line services.

        According to figures from ANACOM, as of the end of 2011, TMN had a 43.9% market share in terms of active mobile in the Portuguese market. Market share leadership is and will continue to be TMN's priority, as the main mobile competitors, Vodafone Portugal and Optimus, will continue to market their services aggressively.

        In 2008, the Portuguese mobile market experienced an important development, the launch of aggressive on-net differentiated pricing plans, known as "tribal plans," led by Optimus (with "Tag") and followed by TMN ("Moche") and Vodafone Portugal ("Extreme" and "Extravaganza"). In addition to the tribal plans, some post-paid, on-net oriented bundles of "voice+internet" were launched by the three major mobile operators, namely TMN ("tmn unlimited"), Optimus ("Smart") and Vodafone ("Best"). The focus was on net-oriented flat rate plans and bundles of "voice+internet," where operators explore the concept of unlimited on-net voice calls, leading to an increase of minutes of usage and an erosion of average revenue per minute.

        In early 2011 TMN pioneered an expansion of its pricing plan portfolio with the launch of "e—e nunca mais acaba", a pre-paid flat-fee on-net pricing plan that expands the tribal plan concept to all TMN customers. TMN's move was followed by Vodafone ("Vita 0") and Optimus ("Zero").

        With respect to mobile broadband service, according to ANACOM data, there were 1,134 thousand customers using dongles/modems by the end of 2011. This achievement is largely explained by the e-initiative programs launched by operators under the "information society" commitments they undertook in connection with the award of UMTS licenses.

        Mobile revenues have been under pressure not only from the competitive dynamics but also due to the regulatory framework. Mobile termination rates declined approximately 68.2% (from 11 eurocents to 3.5 eurocents) between December 2007 and December 2011, and further reductions will occur in 2012, with rates reaching 1.27 euro cents in December 2012. Roaming revenues have also been a subject of regulation as caps for retail voice were introduced in 2007 and are expected to be extended to retail data during 2012.

        Mobile operators have been undertaking aggressive marketing efforts, which often have a subscription fee that allows cheaper access to telecommunications during a certain period. Aggressive pricing structures and campaigns have also been contributing to stimulate usage at the expense of eroding retail revenues.

        A large spectrum auction took place in Portugal in November 2011, with TMN, Vodafone and Optimus as the only bidders. TMN, Vodafone and Optimus secured spectrum in 800 MHz, 1.8 GHz and 2.6 GHz for €113 million each, with Vodafone taking up extra spectrum in the 900 MHz (€30 million) and 2.6 GHz TDD (€3 million). The new spectrum will be used to launch innovative 4G LTE networks, allowing for mobile speeds of up to 150 Mbps.

        All mobile operators have launched 4G LTE commercial offers in early 2012, both in the form of smartphones and dongles, and they have been marketing them aggressively. Operators have also been focusing on extending LTE network coverage as quickly as possible, with TMN reaching 80% of the population by April 2012.

Enterprise Customers

        We face significant competition from several operators in the enterprise services market, namely ZON, Vodafone Portugal, Sonaecom, Oni Telecom, AR Telecom and Colt. These companies compete with us in providing data communications, voice services and internet services to business customers. Customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

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

        Our strong investment in our FTTH network, as well as our commitment to the investment in a top-European level Data Center, allow us to take advantage of the cloud services business opportunity. Cloud services are considered to be an attractive growth point in the telecommunications industry, and we intend to position ourselves ahead of the competition to provide such services, which will be an additional source of revenue as well as a retention and loyalty tool in our data and corporate customer category.

Other Services

        We also face competition in our wholesale services. Fixed and mobile operators, other than TMN, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using our network. This is decreasing wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

        The interconnection business faces more direct competition now that operators are focusing on installing and operating their own public wireline telephone networks, pushing for direct access offers.

        Some international operators are now providing wholesale services in Portugal, including international telephone services, network interconnection, data services, and broadband access to Portuguese ISPs.

Competition Facing Oi in Brazil

        Now that Telefónica has acquired Vivo from us, Vivo is the largest competitor of Oi, our Brazilian telecommunications business. Vivo is controlled by Téléfonica, a large Spanish telecommunications company with significant resources. The other principal competitors of Oi are Claro, which is controlled by a consortium led by Telecom Américas Ltd. ("Telecom Americas") (controlled by América Móvil, S.A.B. de C.V., a large Mexican telecommunications company ("América Móvil")), TIM, which is controlled by Telecom Italia S.p.A. ("Telecom Italia"), a large Italian telecommunications company, and GVT, which is controlled by Vivendi S.A.

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

Residential Services

  Local Fixed-Line Services

        In the local fixed-line telecommunications services market in Brazil, competition has historically been focused on corporate customers. However, recently the competitors have begun compete in the consumer market with bundles or services targeted to the needs of lower income customers. In addition, competition from other telecommunication services has been increasing, particularly from mobile telecommunication services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively priced packages from some mobile telecommunication service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunication services by enabling telecommunication service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

        Oi is the leading provider of local fixed-line services in Region I of Brazil with 12.0 million fixed lines in service and an estimated market share of 72.7% of the total fixed lines in service in this region as of December 31, 2011, based on information available from ANATEL. Oi's principal competitors in Region I for fixed-line services are (1) Embratel (an affiliate of Telecom Americas), which had an estimated market share of 17.4% of the total fixed lines in service in this region as of December 31, 2011, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 5.0% of the total fixed lines in service in this region as of December 31, 2011, in each case, based on information available from ANATEL. During 2011, GVT increased its competitive activities in Region I, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses.

        Oi is the leading provider of local fixed-line services in Region II with 6.8 million fixed lines in service and an estimated market share of 66.4% of the total fixed lines in service in this region as of December 31, 2011, based on information available from ANATEL. Oi's principal competitors in Region II for fixed-line services are (1) GVT, which had an estimated market share of 18.5% of the total fixed lines in service in this region as of December 31, 2011, and (2) Embratel, which has an estimated market share of 11.0% of the total fixed lines in service in this region as of December 31, 2011, in each case, based on information available from ANATEL.

        Embratel provides local fixed-line services to residential customers through the cable network owned by its subsidiary NET in the portions of Regions I and II where NET provides cable television service. As a result, NET is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. NET has engaged in efforts to promote Embratel's fixed-line service by offering free local fixed-line service to its customers for a period of one year. Oi expects competition from Embratel to increase as the cable network of NET expands through internal growth and as a result of acquisitions.

        Oi also expects competition from Embratel and GVT to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where they continue to expand their respective local fixed-line network. GVT has also begun to expand in some medium-sized cities with population in the range of 350,000 to 1,000,000.

        TIM and Vivo have entered the local fixed-line services market by offering fixed-line wireless services, which, unlike traditional mobile services, only permit a subscriber to place and receive calls when in proximity to a single specified radio base station. These services allow TIM and Vivo to offer fixed-line service without installing a network of fixed lines directly to the homes or businesses of their fixed-line customers. As of December 31, 2011, TIM has a market share of 1.2% in the Brazilian local fixed-line services market.

        Oi expects to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2011, there were 122 million mobile subscribers (including Oi's mobile customers) in Region I, a 18.0% increase over December 31, 2010, there were 61 million mobile subscribers (including Oi's mobile customers) in Region II, a 14.0% increase over December 31, 2010, and there were 60 million mobile subscribers (including Oi's mobile customers) in Region III, a 16.0% increase over December 31, 2010, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider's network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, Oi believes that it may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

        We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

  Long-Distance Services

        The long-distance services market in Brazil is highly competitive. For the year ended December 31, 2011, based on information available from ANATEL, of the total number of long-distance minutes originated in Region I, Oi had a market share of 9.1%, ranking behind TIM with 57.4% and Embratel with 29.8%, of the total number of long-distance minutes originated in Region II, Oi had a market share of 17.4%, ranking behind TIM with 48.0% and Embratel with 26.1%, and of the total number of long-distance minutes originated in Region III, Oi had a market share of 10.1%, ranking behind TIM with 34.5%, Embratel with 29.0% and Telesp (a subsidiary of Telefónica) with 20.3%.

        Oi's principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, Oi's principal competitor for long-distance services has been Embratel. As a result of Oi's commencement of mobile services in Region III, Oi has also begun to compete with Telesp, which is the incumbent fixed-line service provider in Region III.

        Generally, callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on the long-distance rates and adversely affected Oi's revenue from these services.

        In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact Oi's revenues from mobile long-distance calls if Oi's mobile customers migrate to its competitors to remain within the network of the people to whom they plan to place long-distance calls. However, as a result of the increased use of SIM card-only strategies by other mobile service providers, there is a trend among Brazilian pre-paid customers to purchase SIM cards from multiple mobile service providers to maximize the number of calls that they can make which are covered by these promotional offers.

        New technologies that serve as an alternative to traditional long-distance telephone calls, such as VoIP, may start to capture part of Brazil's long-distance traffic. However, in contrast to what has occurred in other countries, such as the United States, Oi does not expect intense competition from VoIP providers in the near term due to the low level of broadband penetration in Brazil due to the population's relatively low per capita income and the expected adverse effect of the success of this technology on the long-distance call margins of Embratel, which is an affiliate of NET, the main service provider with the ability to offer alternatives through VoIP.

  Data Transmission Services

        Cable television providers that offer broadband services, particularly NET, represent Oi's principal competition in the broadband market in Brazil. Oi faces competition from these providers that offer integrated packages, consisting of subscription television, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers.

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

  DTH Services

        In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other Latin American countries such as Argentina, Chile and Mexico. Penetration rates for subscription television have grown from 8.0% of Brazilian households in 2005 to 21.2% in 2011. According to information available from ANATEL, the Brazilian subscription television market grew by more than 30.7% in 2011.

        The primary providers of subscription television services in Regions I and II in Brazil are Embratel, which provides DTH service under the "Claro TV" brand, SKY, which provides DTH services, and NET, which provides subscription television services using coaxial cable. Oi commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, Oi expanded this service to the Federal District and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, Oi expanded this service to the remaining states of Regions I and II.

Personal Services

        The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. Oi competes primarily with the following mobile services providers, each of which provides services throughout Brazil:

  •
  Vivo, which is controlled by Telefónica and which markets its services under the brand name "Vivo";

  •
  TIM, which is a subsidiary of Telecom Italia and markets its services under the brand name "TIM"; and

  •
  Telecom Americas Group, which markets its services under the brand name "Claro."

        In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel has announced that it expects to launch commercial services on its 3G network in certain markets between June and December 2012. Oi expects that Nextel's entrance in the market will increase competition for mobile services.

        As of December 31, 2011, based on information available from ANATEL, Oi had a market share of 23.2% of the total number of subscribers in Region I, ranking behind Vivo with 27.2% and TIM with 26.7%, and ahead of Claro with 22.5%, and Oi captured 19.9% of all net additions of mobile subscribers in Region I (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2011.

        As of December 31, 2011, based on information available from ANATEL, Oi had a market share of 14.2% of the total number of subscribers in Region II, ranking behind Vivo with 30.8%, Claro with 28.6% and TIM with 26.3%, and Oi captured 9.0% of all net additions of mobile subscribers in Region II during 2011.

        As of December 31, 2011, Oi had a market share of 14.5% of the total number of subscribers in Region III, ranking behind Vivo with 33.0%, Claro with 26.1% and TIM with 26.3%. Based on information available from ANATEL, Oi captured 16.4% of all net additions of mobile subscribers in Region III during 2011.

        Competitive efforts in the Brazilian mobile telecommunication services market generally take the form of handset subsidies in the post-paid market and traffic subsidies in both the pre-paid and post-paid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

Regulation

Portugal

        In the competitive Portuguese telecommunications market, the regulatory measures which most affect our operations, our revenues and our costs relate to:

  •
  restrictions on the products we offer and the prices we charge for residential fixed line voice services;

  •
  restrictions on our broadband retail products through the application of retail-minus rules in those areas considered non-competitive;

  •
  obligations to allow our competitors to interconnect with and use our fixed line network;

  •
  certain fixed line services that we are obliged to provide to the public under our "universal service obligation";

  •
  measures that are intended to make it easier for our customers to migrate to our competitors' services, including carrier pre-selection, number portability, unbundling of the local loop, and wholesale line rental;

  •
  the terms of our concession and our licenses; and

  •
  price controls on our wholesale reference offers, such as local loop unbundling, wholesale line rental, interconnection offers, ADSL bitstream offers (in those areas considered non-competitive), access to ducts, leased lines trunks and local segments.

  EU Regulatory Framework and Relevant Markets

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Basic Law of Electronic Communications ("Law 5/2004"). The fifth directive was adopted into law on August 18, 2004.

        In 2006, the European Commission began a review of the new EU framework, for electronic communications services and networks. The new regulatory package was approved on November 25, 2009 and published in the Official Journal of the European Union of December 18, 2009 (OJ—L 377, 18.12.2009). The new EU Framework was transposed into national law by Law No. 51/2011 of September 13, 2011.

        The implementation of the new EU framework is changing the current regulatory framework applicable to us. The new EU directives and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets which may be subject to "ex ante" regulation, constitute in significant changes and refinements to the regulatory framework. The new framework focuses on issues such as reinforcing consumer rights, encouraging competitive conditions among operators to increase consumer choice, promoting investment in new communications infrastructure (such as by freeing spectrum for the provision of broadband services) and ensuring network security and integrity.

        Under the new regulatory regime, regulatory obligations can be imposed on operators having significant market power in any one of the relevant retail and wholesale markets identified by the European Commission. On December 17, 2007, the European Commission issued its European Relevant Markets Recommendation, which defines one retail market and six wholesale markets. Since we are active in all of these markets, any new regulatory measures could affect our businesses and operations.

        Prior to the release of the new European Relevant Markets Recommendation, ANACOM had analyzed 16 of 18 retail and wholesale markets (as defined under a prior European Commission Recommendation). ANACOM found Portugal Telecom to have significant market power in all the markets it has analyzed except for one in which it did not find any operator to have significant market power (wholesale transit services). These markets include the following: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access. In addition, ANACOM added a nineteenth market, covering telephone services at a fixed location using non-geographic numbers, such as toll-free numbers, and has declared the Portugal Telecom group to have significant market power in this area. Now, under the new European Commission Recommendation on Relevant Markets, ANACOM will be required to re-analyze the retail and wholesale markets and identify which electronic communications operators and service providers it considers to have significant market power in such markets in Portugal and notify the European Commission with respect to its findings. ANACOM has conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access.

        Wholesale Markets 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access) were analyzed by ANACOM in 2008 and early 2009. ANACOM decided to segment the broadband market geographically between "C" (competitive) areas and "NC" (non competitive) areas. ANACOM also removed the regulation that was imposed on Portugal Telecom regarding wholesale broadband access in "C" areas, namely the retail-minus rule. Additionally, Portugal Telecom's obligation to provide a bitstream reference offer (Rede ADSL PT) expired after a transitional period of one year from the date of the final decision in January 2009. However, we have decided to maintain the bitstream reference offer (Rede ADSL PT). In February 2012, ANACOM issued a consultation on the review of relevant Markets 4 and 5 to integrate the changes due to the development of Next Generation Networks. ANACOM is proposing to introduce virtual access to fiber (an advanced bitstream offer) as a remedy in Market 4 but with geographic differences: virtual access to fiber is not to be imposed in 17 municipalities where fiber networks have already been, or are likely to be, replicated by alternative operators. See "—Next Generation Access Networks" below.

        In addition to Portugal Telecom, all other fixed line operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. In 2010, ANACOM conducted a market analysis of the wholesale leased lines terminal and transit segments, on minimum sets of retail leased lines and on mobile termination rates. ANACOM eliminated the minimum set of retail leased lines and the retail-minus rules with respect to this set of leased lines. ANACOM found Portugal Telecom to have significant market power in the wholesale leased lines terminal market and segmented the transit segments between "C" (competitive) routes and "NC" (non competitive) routes. In these wholesale markets, ANACOM included Ethernet connections and imposed the retail-minus rule over Ethernet solutions. In the "C" routes, Portugal Telecom has no significant market power. We expect that in the near future, ANACOM will provide further analysis of the other relevant markets.

  Regulatory Institutions

        ANACOM.    The Autoridade Nacional das Comunicações ("ANACOM") created in January 2001 (formerly Instituto das Comunicações de Portugal) ("ICP"), is the Portuguese telecommunications regulator. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications providers in Portugal.

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

        Over the past several years, the Portuguese government has substantially increased the autonomy of ANACOM and has allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under our concession, including our obligations to supply public switched wireline telephone services, leased lines and other services to our competitors on a timely basis. ANACOM has, from time to time, addressed complaints against us by our competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on our businesses or operations. ANACOM's decisions are subject to possible reconsideration and can be submitted for judicial review.

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

        Autoridade da Concorrência.    Our activities are also overseen by the Autoridade da Concorrência (formerly "Direcção Geral do Comércio e da Concorrência") ("DGCC"), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. We and our subsidiaries are permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the courts. Such an appeal suspends the decision of the Autoridade da Concorrência pending a decision by the courts.

        ERC.    The Entidade Reguladora para a Comunicação Social ("ERC") is the independent regulatory authority for the Portuguese media. ERC's primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. ERC is a legal entity endowed with administrative and financial autonomy.

        ERC oversees compliance with respect to fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector, with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate.

        ERC's decisions may affect, among others, news agencies, periodicals, radio or television operators, and radio and television broadcasters. PT Comunicações and TMN are usually considered television broadcasters, and as such we must pay ERC supervisory and regulatory fees, which are calculated based on the amount of work ERC does related to PT Comunicações and TMN, the technical complexity of matters, the geographic range of networks used by the broadcasters, and the impact of the activity developed by each broadcaster.

  Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission, the Autoridade da Concorrência and the ERC regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência relating to alleged anti-competitive practices in the broadband internet, public wireline telephone, terrestrial television and public mobile telephone markets, as well as an investigation of the European Commission into alleged cooperation with Telefónica.

        These investigations are described in more detail in "Item 8—Financial Information—Legal Proceedings."

  Pricing of Fixed Line Telephone Services

        ANACOM has established a pricing regime for fixed line telephone services in accordance with the terms of the new EU regulatory framework. This pricing regime creates the following regulatory obligations for the retail market for telephone services at a fixed location:

  •
  The price cap applying a basket composed of residential access and domestic calls is the Portuguese Consumer Price Index ("CPI") minus 2.75%.

  •
  The fixed component of fixed-to-mobile calls (residential and non-residential) are required to be cost-oriented, and price controls are in place in the form of a cap of €0.063 on the amount retained by the fixed operator with respect to fixed-mobile calls.

  •
  The tariffs for domestic payphone calls are required to correspond to a maximum of three times the tariff for a residential phone call.

  •
  Also, since January 2007, we have been required to grant a 50% discount on our monthly fee for retired people, a price accessibility obligation that was included under our universal service obligations.

        In addition, general regulatory obligations of transparency, non-discrimination, cost orientation, cost accounting and account separation apply to access to the fixed line network and to the telephone services at a fixed location.

  Prices for Leased Lines

        In July 2010, following ANACOM's final decision on the leased line markets, the retail leased line market was deregulated, which meant that our prices in this market ceased to be subject to a 26% retail-minus rule. However, for the wholesale leased line markets, in which we were declared as the operator with significant market power, ANACOM decided to make Ethernet circuits subject to a retail-minus rule that is still to be defined by ANACOM.

        On November 17, 2011, ANACOM approved its earlier proposal on a leased lines reference offer (oferta de referência de circuitos alugados, or "ORCA") and an Ethernet Accesses Reference Offer (oferta de referência de circuitos Ethernet, or "ORCE"). Under this decision, ANACOM seeks, among other things, to cause our subsidiary PT Comunicações to decrease the price of all components included in its pricing list (including CAM lines) for 2 Mbps, 34 Mbps and 155 Mbps lines by 35%, 40% and 45%, respectively. A public consultation period ended in December 2011, and a decision is pending.

  Universal Service Obligations

        Law 5/2004 and our concession impose universal service obligations on us in Portugal. These obligations include providing connections to the public telephone network at a fixed location. They also include providing access to public switched fixed line telephone services, including enabling users to make and receive local, national and international telephone calls, facsimile communications and data communications. They also include providing public pay telephones, publishing directories and making available at least one telephone directory enquiry service covering all public voice telephone subscribers' numbers.

        According to Law 5/2004, if ANACOM determines that the provision of universal service obligations has become an excessive burden, it may compensate us accordingly. Since 2004, it has been the responsibility of ANACOM to calculate the costs of providing the universal service.

        In 2008, ANACOM issued a decision in which it refused to accept our calculations related to the costs of universal service for 2001, 2002 and 2003. ANACOM proposed to define a methodology to calculate the net costs of universal service ("NCUS") and to provide definitional clarity on the concept of "excessive burden." During 2009, with assistance from its consultants, PT Comunicações developed a methodology to calculate the NCUS for 2008, and several meetings occurred between PT Comunicações and ANACOM regarding the results obtained and the methodological choices that were made. ANACOM was expected to launch a consultation on these issues during the first half of 2010, but both consultations (on excessive burden and on the methodology to calculate the NCUS) were launched in February 2011 and continued until March 2011. In the consultations, ANACOM proposed to acknowledge the existence of an excessive burden in the universal service provision from 2007 forward and to calculate the NCUS using historical cost accounting data. In June 2011, ANACOM approved the decisions on the definition of excessive burden and on the methodology for the calculation of the NCUS. PT Comunicações submitted a request to ANACOM defending the need to correct the methodology, and a final decision on this matter was adopted in August consistent with the request of PT Comunicações. In December 2011, PT Comunicações submitted to ANACOM the calculation of the NCUS for the period between 2007 and 2010. We did not receive any final comment, but in accordance with the applicable law ANACOM will submit the calculation to an independent auditor.

        From November through December 2011, ANACOM held a public consultation on the process for selecting a universal service provider. ANACOM issued a final decision in February 2012, dividing universal services by three functions (telephone service, pay telephones, and directory and inquiry services) and further in three geographic regions. On April 12, 2012, the government launched a public consultation on proposed legislation to establish a compensation fund for universal service providers, after which the Portuguese government is expected shortly thereafter in 2012 to launch a tender for the designation of the universal service providers. The designation of the universal service providers and related renegotiation of our concession are explicit objectives set forth in the memorandum of understanding entered into by the Portuguese government, the IMF, the European Commission and the European Central Bank in the context of the support package provided to Portugal.

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

        In May 2010, ANACOM imposed a new glide path that reduced mobile termination rates by €0.005 per quarter, reaching €0.035 in August 2011. In April 2011, based on an EC Recommendation on fixed and mobile termination rates of May 2009, which required national regulatory authorities to develop bottom-up pure long-run incremental cost ("LRIC") models to regulate mobile termination rates, ANACOM held a consultation on the definition of such a cost model to regulate mobile termination rates. In October 2011, ANACOM issued a new draft decision based on that cost model and proposed a new glide path, according to which mobile termination rates would decrease in four steps, reaching €0.0125 per minute in November 2012. In March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

        Internet Access.    As a result of past ANACOM decisions, we offer two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes two alternative pricing methods, namely a monthly flat rate and a per minute origination charge, and under which the connection of the ISP's infrastructure to our fixed line network is based on DSS1 signaling, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination, and under which the connection of the ISP's infrastructure to our fixed line network is based on Signaling System No. 7 (SS7) protocols. The ISPs determine which regime will apply to their arrangements to connect with our fixed line network.

  Pricing for Mobile Origination Rates

        In addition, in August 2008, ANACOM published a "reasoning" regarding mobile rates for originating calls, aimed at driving mobile operators to reducing their prices by the end of September 2008 to a level equal or close to the level of mobile termination rates. In the second half of 2008, the three mobile operators reduced their rates for originating calls but not to the extent desired by ANACOM. In February 2010, ANACOM chose to take the matter to the Portuguese national competition authority (the Autoridade da Concorrência, or "AdC"). In January 2012, the Autoridade da

Concorrência completed its analysis, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned.

  Next Generation Access Networks

        In 2008, the European Commission launched a consultation on a draft recommendation on the regulated access to NGAs, seeking to define general regulatory principles and determine regulatory solutions for fiber-to-the-home ("FTTH") and fiber-to-the-node ("FTTN"), including access to ducts, the unbundling of fiber and bitstream solutions. In 2009, the European Commission launched a second consultation on a draft recommendation on the regulated access to NGAs. In 2010, The European Commission approved the recommendation on the regulated access to NGAs, maintaining the primary regulatory principles. On January 19, 2011, the European Commission determined that state aid for implementation of next generation access networks was compatible with the EU Treaty.

        In 2008, ICP-ANACOM launched a public consultation on the regulation of Next Generation Access Networks ("NGA"), which addressed several issues, namely market and technological issues, the impact of NGAs on existing networks, the development models, public policy considerations and regulatory models. In a decision announced in 2009, ANACOM defined a segmented approach: in areas designated "C" (competitive) areas, the main obligation is access to ducts, and in areas designated "NC" (non-competitive) areas, the obligations are access to ducts, access to fiber and advanced bitstream, subject to conditions. In February 2012, ANACOM issued a consultation on the review of relevant Markets 4 and 5 to integrate the changes due to the development of Next Generation Networks. ANACOM is proposing to introduce virtual access to fiber (an advanced bitstream offer) as a remedy in Market 4 but with geographic differences: virtual access to fiber is not to be imposed in 17 municipalities where fiber networks have already been, or are likely to be, replicated by alternative operators.

        With respect to the roll-out of optic fiber networks, Decree-Law No. 123/2009 of May 2009, as amended by Decree-Law No. 258/2009, of September 2009, establishes a legal framework for the construction of and access to infrastructure suitable for the accommodation of electronic communications networks and the construction of infrastructure for telecommunications in housing developments, urban settlements and concentrations of buildings. As for rights of way—especially access to the public domain, expropriation and the constitution of public easements—the law reinforces the rights already given to electronic communications undertakings under Law No. 5/2004 by introducing a new level of harmonization and transparency in procedures. In particular, Decree-Law No. 123/2009 sets forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary for the installation and development of electronic communications networks.

        Decree-Law No. 123/2009 also foresees the implementation of a Centralized Information System ("SIC") to be managed and operated by ANACOM and whose main objective is to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese government, autonomous regions, municipalities, publicly held companies or concessionaires, other entities owning or using infrastructure in the public domain, autonomous regions or municipalities and electronic communications undertakings. In November 2010, ANACOM issued a final decision regarding the registration of objects in the SIC and the terms and formats for providing information for the SIC. Other elements, such as the terms upon which objects will be geographically defined through the combination of their administrative location and georeferencing, are also set forth.

        Since PT Comunicações already has a reference offer under which it is required to provide a substantial amount of information to operators that wish to use its ducts and associated infrastructure, we are paying close attention to the implementation of the SIC, since we do not wish for the SIC to compound PT Comunicações's obligation to provide information regarding its ducts and associated infrastructure.

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

  Number Portability and Carrier Selection

        Number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. Under ANACOM regulations, we are required to allow number portability for both fixed line and mobile services. From October through December 2011, ANACOM undertook a public consultation on amending existing number portability regulations to, among other things, ensure fixed and mobile number portability within one working day and to make other changes favorable to subscribers. The final regulation was adopted in March 2012 and will enter into force on September 13, 2012.

        ANACOM has required call-by-call carrier selection to be offered by us for long distance and international calls since 2000. We have been offering it for local and regional calls since 2001 and for fixed-to-mobile calls since 2000. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier.

        Law 5/2004 requires that all fixed line network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls. Full carrier pre-selection has been available throughout Portugal since 2000.

  Unbundling of the Local Loop

        In 2000, the European Commission approved a regulation requiring fixed line network operators to make the local loops between their customers and the local switches on their networks available to competitors. Such a requirement also appears in Law 5/2004. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to invest in the local loop or to rely upon the network operator's relationship with the customers. According to the regulation and Law 5/2004, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. The conditions under which the local loop unbundling services are provided are set forth in a published reference offer for unbundled access to our local loops in accordance with terms established by ANACOM. This reference offer covers all of our main distribution framework buildings where technical and space conditions allow co-location. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

  Internet and Related Services

        Various regulatory developments may affect our Internet business. A Data Protection Directive was adopted by the European Commission in 2006, imposing data-retention obligations on operators. A law implementing this directive was published in 2008 and requires Internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this field.

  Roaming

        The European Commission has determined that roaming prices in Europe should be reduced and has published new regulations that have been in effect since 2007. These regulations set maximum roaming charges that may be charged in the wholesale market and the retail market. In 2008, the European Commission launched a consultation on roaming, proposing to carry over Regulation (EC) No. 717/2007, on roaming on mobile communications networks within the community (the "Roaming Regulation"), beyond 2010 and to extend it to data and Short Messaging Services ("SMS"), or text messaging. In 2009, Regulation (EC) No. 544/2009, amending the Roaming Regulation (the "New Roaming Regulation"), went into effect, limiting roaming charges. The New Roaming Regulation aimed to reduce roaming charges by up to 60%. The European Commission also requested clarification from operators with respect to price differences between data services while roaming compared to prices in the domestic market.

        Under the New Roaming Regulation, voice roaming rates in the retail market continue to be subject to a glide path (prices excluding VAT): from July 1, 2010, maximum rates of €0.39 per minute for outgoing and €0.15 per minute for incoming roaming calls; and from July 1, 2011, maximum rates of €0.35 per minute for outgoing and €0.11 per minute for incoming roaming calls. In the wholesale market, maximum rates were set at €0.22 and €0.18 as of July 1, 2010 and July 1, 2011, respectively. For SMS services, caps of €0.11 in the retail and of €0.04 in the wholesale came into force on July 1, 2009. For data services, maximum wholesale rates of €0.80 and €0.50 applied from July 1, 2010 and July 1, 2011, respectively.

        The New Roaming Regulation is due to expire on June 30, 2012 and to be replaced by a third version, known as "Roaming III." The European Commission has proposed revisions to certain of those standards, including (1) a cap on retail data tariffs, proposed for July 2012, (2) introduction of an obligation for mobile operators to provide network access in order to allow roaming services, proposed for July 2012, and (3) the decoupling of roaming services from other services, while enabling a consumer to use the same number, proposed for July 2014. We expect the European Commission to make a final decision on these proposals in May 2012.

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

        Pursuant to this directive, which is part of the EU electronic communications framework, Law 5/2004 has established an authorization regime whereby an operator must have a general authorization for the provision of electronic communications networks or services. A license can be required for the use of radio frequencies or numbering resources. ANACOM is responsible for issuing regulations to implement this authorization regime. The objective of this new authorization regime is to introduce more flexibility into the licensing framework.

  Summary of Our Concession and Existing Licenses and Authorizations

        Our concession is for the provision of universal service and for the operation of the terrestrial broadcasting network in Portugal, and it permits us to provide public switched fixed line telephone, packet switched data in X.25 mode, leased lines and telex and telegraphy services in Portugal. We also operate a digital terrestrial television platform and provide mobile telephone services, data communications services and television distribution services under the licenses granted and authorizations issued to our subsidiaries by the relevant authorities (the Portuguese government and ANACOM). The subsidiaries holding the licenses and authorizations are subject to separate financial reporting and other requirements.

        Our Fixed Line Concession.    The Portuguese government granted us a concession on March 20, 1995. The concession had an initial term of 30 years, expiring in 2025. As part of a reorganization of our business, we transferred the concession to our subsidiary PT Comunicações in 2000. The concession granted us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network and the terrestrial broadcasting network for a fee of up to 1% of our operating revenues from the services provided under the concession, after certain deductions. Some of our assets that are part of the basic telecommunications network (as defined in Portuguese legislation) were treated as being within the "public domain" under the terms of the concession. During the term of the concession, we were permitted to receive economic benefits from the use of public domain assets as if we owned them completely. However, such public domain assets would have reverted to the Portuguese government without compensation when the concession expired.

        In December 2002, we agreed to prepay the future rental payments due under the concession in exchange for full ownership of the basic telecommunications network and to ensure that there will be no reversion of the assets related to the provision of concession services to the government in 2025. We acquired full ownership of the basic telecommunications network for €365 million, which included the 2002 concession fee of €16.6 million. As a result of this acquisition, the terms of the concession have been modified so that PT Comunicações is no longer obligated to pay a concession fee to the Portuguese government, and ownership of the network and assets related to the concession will not revert back to the Portuguese government in 2025. In 2003, Decree Law 31/2003 was enacted, establishing the basic regulatory principles supporting the terms of our modified Concession. Later that year, we entered into an agreement formally modifying the terms of our concession with the Portuguese government.

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

        Our concession imposes universal service obligations on us. See "—Universal Service Obligations" above.

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

        Our Fixed Line and Data Licenses.    We also hold the following licenses:

  •
  a non-exclusive license to provide fixed line telephone services;

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

        Since 1997, we have also held a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

        Digital Terrestrial Television Services.    Following a public tender launched by ANACOM in 2008, PT Comunicações was granted the frequency usage rights for Digital Terrestrial Television ("DTT") associated with the transport of the signal of free-to-air television channels (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." In 2009, the ERC notified us of its final decision to grant us a license to act as a TV distribution operator. On December 22, 2010, ANACOM approved the draft decision regarding the change of the operating channels Mux A of the DTT, assigned to PT Comunicações.

        In preparation for the migration to Digital Terrestrial Television in Portugal, three pilot programs were carried out in 2011 in Alenquer, Nazaré and Santarém, Portugal. The switch-off of the analog television network in Portugal occurred on April 26, 2012.

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

        Through TMN, we hold a renewable license to provide traditional and GSM digital mobile telephone services throughout Portugal. The authorization for the use of GSM radio spectrum was renewed in March 2007 and is now valid until March 16, 2022. Two other operators hold licenses to provide GSM digital mobile telephone services on substantially the same terms as those applicable to TMN. Vodafone Portugal was awarded its license in 1991. Optimus was awarded a license in 1997 and began operations in September 1998.

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

        ANACOM began issuing UMTS licenses in January 2001. UMTS services are the European version of the globally accepted technical standards for "third-generation" mobile communications. UMTS constitutes a significant advance over the "second-generation" digital GSM mobile services. The "first-generation" services were traditional analog mobile services. The broadband capacity of the frequency spectrum allocated under the UMTS licenses enables operators to supply video and Internet content to mobile telephones at higher transmission speeds. The licenses cover all of Portugal and are valid for 15 years. The license fee was €100 million per license. TMN and the other two main mobile operators in Portugal were each awarded one of these licenses at the beginning of 2001, and TMN's license expires in January 2016.

        In April 2004, TMN launched UMTS in Portugal with an emphasis on new services, such as video telephony and high-speed data. Since then, TMN has pursued a strategy of gradual improvements to network coverage, using existing GSM sites where possible in order to minimize the need to install costly new sites.

        In addition, in 2000, TMN and the other mobile operators assumed commitments to make contributions to the information society during the period through the maturity of the license in 2016. In 2007, pursuant to an agreement between TMN and the Portuguese government, and based on contributions already made, the outstanding commitments were valued at €355 million. Under the agreement, €260 million of this amount was to be spent on "E Initiatives," an initiative led by the Portuguese government to offer to school teachers and students laptops and discounted broadband services. The remaining €95 million was to be spent on subsidies for equipment, service discounts and network investments. Our expenses relating to the €233 million liability recorded in 2007 have been fully reflected in our financial statements, and the only liabilities on our balance sheet relating to our commitments under the terms of TMN's license are liabilities in the ordinary course of our business.

        In July 2010, ANACOM decided, within the context of the 900/1800 MHz spectrum refarming process, to unify into a single authorization the conditions applicable to the rights of use of frequencies allocated to TMN for the provision of the land mobile service, in accordance with GSM 900/1800 and UMTS technologies. The authorization is valid until March 16, 2022.

        In 2011, ANACOM launched an auction for the allocation of rights of use of frequencies in the 450, 800, 900, 1800 MHz and 2.1 and 2.6 GHz bands. Following that auction, on March 9, 2012, ANACOM issued the final renewable license to TMN, allowing the provision of electronic communications services based, among others, on LTE (Long Term Evolution) technology. This license is valid until March 2027, and it also unifies the previous GSM and UMTS licenses issued by ANACOM. Licenses were also issued to Optimus and Vodafone.

Brazil

Overview

        Oi's business, including the nature of the services it provides and the rates it charges, is subject to comprehensive regulation under the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) and a comprehensive regulatory framework for the provision of telecommunication services promulgated by ANATEL. Oi provides fixed-line, domestic and international long-distance and mobile telecommunication services under concessions, authorizations and licenses that were granted by ANATEL and allow it to provide specified services in designated geographic areas, as well as set forth certain obligations with which it must comply.

        ANATEL is a regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees Oi's activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications. ANATEL has authority to propose and to issue regulations that are legally binding on telecommunication service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunication services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL's decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

        Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime or an authorization under the private regime. A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

        The four principal providers of fixed-line telecommunication services in Brazil (Telemar, Oi, Telesp and Embratel) provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunication service providers, operate under the public regime. All of the other providers of fixed-line telecommunication services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

Regulation of Fixed-Line Services

  Public Regime Concessions

        Each of the public regime service providers operates under concession agreements that expire in December 2025. Under these new concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets which, as of the date of this annual report, has not yet been adopted by ANATEL. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2012.

        The concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under some specific circumstances provided for by law and the concession agreements. The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

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

  Rate Regulation

        Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation, (2) monthly subscription and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with specified criteria. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for international long-distance services charged by long-distance service providers other than Embratel, including Oi, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

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

        ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2012.

  Unbundling of Local Fixed-Line Networks

        On May 2004, ANATEL issued an order establishing rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as "line sharing," and requiring the eventual full unbundling of local fixed-line networks, which will entail these providers making their entire networks available to other telecommunication service providers.

        As of the date of this annual report, ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although ANATEL has proposed a General Plan on Competition Targets, which addresses a variety of matters, including regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2012. Oi expects that the rates that it would receive from other telecommunication services providers accessing its fixed-line networks under these regulations, if adopted, will be lower than the rates Oi currently charges its customers for providing fixed-line and broadband internet services.

  Service Restrictions

        Pursuant to regulations in effect as of the date of this annual report, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

  •
  a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services; and

  •
  a restriction on mergers between regional fixed-line service providers.

        In December 2010, ANATEL adopted new regulations eliminating the limitation on the number of authorizations to provide subscription television services. In September 2011, the Brazilian congress passed Law No. 12,485, which was signed into law by the President of Brazil in September 2011. Law No. 12,485 creates a new legal framework for subscription television services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of subscription television services, such as cable television, Multichannel Multipoint Distribution Service ("MMDS") and DTH. The principal provisions of Law No. 12,485:

  •
  allow fixed-line telephone concessionaires, such as us, who previously were allowed to provide subscription television services using only MMDS and DTH technologies, to enter the cable television market in Brazil;

  •
  remove existing restrictions on foreign capital investments in cable television providers;

  •
  establish minimum quotas for domestic content programming on every television channel;

  •
  limit the total and voting capital held by broadcast concessionaires and authorized providers, and in television programmers and producers, with headquarters in Brazil to 30%; and

  •
  prohibit telecommunications service providers with collective interests from acquiring rights to disseminate images of events of national interest and from hiring domestic artistic talent.

        The framework established by Law No. 12,485 is expected to increase the availability and lower the price of subscription television services in Brazil through increased competition among providers and is expected to improve the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

        In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service will apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory, but the provider must indicate in its application for an authorization the localities that it will service.

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

  Auction of Personal Mobile Services Spectrum

        Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. TNL was granted its initial authorization to provide personal mobile services in Region I and a license to operate in Band D in March 2001. Brasil Telecom's subsidiary Brasil Telecom Celular S.A. ("Brasil Telecom Mobile") was granted its initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

        ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, Brasil Telecom Mobile acquired an additional license to operate in Region II.

        In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, TNL acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo, and (2) licenses to use additional spectrum in 12 states in Region I.

  Auction of 3G Spectrum

        In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Brasil Telecom acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Region II under the personal mobile services regime) and TNL acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

  Authorizations to Use 450MHz Band and 2.5 GHz Band

        Under Executive Decree 7,512, dated June 30, 2011, or Executive Decree 7,512, ANATEL is required to grant authorizations to telecommunications providers to use radio spectrum in the 450 Mhz band radio spectrum and the 2.5 GHz radio spectrum in the second quarter of 2012. Among other obligations, licensees of radio frequencies in the 450 Mhz band radio spectrum must agree to provide individual and collective voice and data services in rural and remote areas, in accordance with the provisions of Executive Decree 7,512 and the General Plan on Universal Service. The rules of the auctions for radio frequency spectrum in the 450 Mhz band and 2.5 GHz band and the terms of the related authorizations were submitted for public consultation and the public consultation period ended on March 5, 2012. ANATEL is expected to announce the terms of the auctions for radio frequency spectrum in the 450 Mhz band and 2.5 GHz band in late April 2012. Oi intends to evaluate its participation in these auctions following the announcement of the terms of these auctions.

  Personal Mobile Services Rate Regulation

        Rates for personal mobile services are regulated by ANATEL. Personal mobile services providers are required to offer a basic service plan that consists of a monthly subscription, local calls and roaming. Basic service plans were approved by ANATEL for each of the personal mobile services providers following the grant of personal mobile services authorizations to each of these providers.

        Personal mobile services providers are permitted to offer non-discriminatory alternative plans to the basic service plan. The rates charged under these plans (e.g., monthly subscription rates, charges for local calls and roaming charges) are subject to ANATEL approval prior to the time that these plans are first offered to mobile customers. Following the approval of these plans, the rates under these plans may be increased up to an annual adjustment that is approved by ANATEL and is no more than the rate of inflation, as measured by the IST.

        Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and are allowed to migrate to new plans within six months of such notice. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

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

  Interconnection Regulations Applicable to Fixed-Line Providers

        Interconnection fees are charged at a flat rate per minute of use of a fixed-line provider's network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the "TU-RL rate") or intercity network (the "TU-RIU rate") are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the underlying cost characteristics of such service provider's network and whether such service provider has significant market power.

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

        In 2007, ANATEL announced that, beginning in 2008, the method used to determine the TU-RL rates would be based on a long-run incremental cost ("LRIC") methodology. However, later in 2007, ANATEL published an official letter delaying this change until the end of 2010. In 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the LRIC methodology. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, Oi cannot predict when this new methodology will be proposed.

        In 2006, the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were reduced to 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

  Interconnection Regulations Applicable to Personal Mobile Services Providers

        Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider's network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the "VU-M rate"), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

        If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding VU-M rates when Oi began offering personal mobile services, ANATEL set the initial VU-M rates. Personal mobile services providers also negotiate annual rate increases for their VU-M charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration. Personal mobile services providers must offer the same VU-M rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective, and they may be rejected if they are contrary to the principles of free competition and the applicable regulations.

        In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL reduced our VC-1, VC-2 and VC-3 rates by approximately 10%, although Oi is appealing the calculation of this rate reduction. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements.

  "Full Billing" System

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

  Regulation of Interconnection Rates Charged by Providers with Significant Market Power

        In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunications service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power.

        In July 2006, ANATEL issued regulations regarding the fees that may be charged for the use of mobile networks by personal mobile services providers with significant market power in the mobile interconnection market. The date on which these regulations will become effective has not yet been established by ANATEL. Under these regulations, ANATEL will determine, based on a fully allocated cost model, a reference value for VU-M rates of providers that are deemed to hold significant market power, which is determined based on specified factors. This reference value will be reassessed every three years.

        ANATEL has proposed a General Plan on Competition Targets, which addresses a variety of matters, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2012.

Regulation of Data Transmission and Internet Services

        Under Brazilian regulations, ISPs are deemed to be suppliers of value-added services and not telecommunication service providers. Telecommunication service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunications service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

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

  Multimedia Communications Service Quality Management Regulations

        In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia, or the "Regulations"), which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with the Regulations, including:

  •
  individual upload and download speeds of at least 20%, 30% and 40% of contracted speeds per measurement for at least 95% of all measurements, during the first year, second year and thereafter, respectively, following implementation of the Regulations;

  •
  average upload and download speeds of at least 60%, 70% and 80% of contracted speeds for all measurements during the first year, second year and thereafter, respectively, following implementation of the Regulations; and

  •
  individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

        To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will not be included in official calculations. In addition to ensuring network quality standards, service providers must hire specialized companies to measure customer service and customer satisfaction indicators, including complaint resolution, customer service personnel competence, customer perceptions relating to billing and quality of technical support staff. Service providers must comply with the above-mentioned quality standards beginning on the thirteenth month following implementation of the Regulations. Failure to meet such standards will subject non-compliant service providers to sanctions.

  National Broadband Plan

        On June 30, 2011, Oi entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize its voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, Oi is required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to its broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. The services provided under the Term of Commitment may be implemented gradually, beginning in November 2011, although Oi is obligated to make services available to 100% of eligible retail and wholesale customers by December 31, 2014 and June 30, 2013, respectively. The Term of Commitment will expire on December 31, 2016.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Commission for use in the European Union. As of and for the years ended December 31, 2009, 2010 and 2011, there was no difference between IFRS, as adopted by the European Commission for use in the European Union, as applied by Portugal Telecom, and IFRS as issued by the International Accounting Standards Board.

 Overview

Our Segments and Customer Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries and jointly controlled entities, which are classified for financial reporting purposes according to the manner in which our management views and manages our operations.

        We operate in two reportable segments: (1) Telecommunications in Portugal and (2) Telecommunications in Brazil-Oi. We report revenues from the Portuguese telecommunications business in four customer categories: (i) residential, (ii) personal, (iii) enterprise and (iv) wholesale and other. In addition to the two reportable segments mentioned above, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Portuguese and international operations accounted for 48% and 52% of our consolidated revenues in 2011, respectively, reflecting primarily 47% and 39% of our consolidated revenues related to the Portuguese and Brazilian (Oi) telecommunications businesses, respectively, as well as 6% of our consolidated revenues related to the proportional consolidation of Contax and 4% of our consolidated revenues related to the Africatel businesses.

  •
  Telecommunications in Portugal.  We generate revenues by providing services in the following customer categories:

  •
  Residential services, which include integrated networks inside the customer's home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. We provide these services mainly through PT Comunicações.

  •
  Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multi-media services provided to personal (i.e., individual) customers through our subsidiary TMN.

  •
  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with data and business solutions, as well as IT/IS and business process outsourcing (BPO) services.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

  •
  Telecommunications in Brazil—Oi.  We completed our investment in Oi on March 28, 2011, and we held a 25.3% economic interest in Oi throughout 2011. Since April 1, 2011, we have proportionally consolidated 25.6% of TmarPart, which, in turn, fully consolidates Oi S.A. and the other Oi Companies. Our economic interest in Oi decreased to 23.25% as a result of a corporate reorganization of Oi that was completed on April 9, 2012. However, our economic interest in TmarPart remains at 25.6%, and therefore we will be permitted to proportionally consolidate 25.6% of TmarPart in 2012, which, in turn, will continue to fully consolidate Oi S.A. and the Oi Companies. Oi generates revenues by providing services in the following customer categories:

  •
  Residential services, which include local fixed-line services and domestic long-distance services, primarily in Regions I and II of Brazil, data transmission services and usage of Oi's network to complete calls initiated by customers of other telecommunication services providers to Oi's fixed-line network (fixed-line interconnection services).

    •
    Personal services, which include mobile telecommunications services throughout Brazil (Regions I, II and III) utilizing 2G and 3G technology, including voice and data transmission services, and usage of Oi's network to complete calls initiated by customers of other telecommunication services providers to Oi's moblie network (mobile interconnection services).

    •
    Enterprise services, which include fixed-line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and access to advanced data centers, in each case to corporate and medium and small businesses.

    •
    Other services, which include subscription television services, including cable and DTH television services, ISP services, operation of the iG internet portal (which Oi agreed to sell in 2012) and a mobile phone payment system and call center.

  •
  Other International Telecommunications Businesses.  We also generate revenue from our other strategic partnerships in Brazil, Africa and Asia:

  •
  Contax, Brazil.  Concurrently with our investment in Oi, we acquired a direct economic interest of 16.2% in CTX, the parent company of Contax Participações and Contax, which provides contact services in Brazil. Even before our investment in Contax, we provided call center services in Brazil through our subsidiary Dedic, and Dedic's subsidiary GPTI provided IT/IS services in Brazil. On June 30, 2011, we exchanged our interest in Dedic and GPTI for an additional interest in Contax, as a result of which Dedic and GPTI became wholly owned subsidiaries of Contax and our economic interest in Contax increased from 14.1% to 19.5%. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, based on our direct and indirect interest in CTX (42.0% through June 30, 2011 and 44.4% as from July 1, 2011), and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

  •
  MTC, Namíbia.  We have a 34.0% economic interest in MTC, which provides mobile telecommunications services in Namibia and which we fully consolidate in our audited consolidated financial statements.

  •
  Cabo Verde Telecom, Cape Verde.  We have a 40.0% economic interest in Cabo Verde Telecom, which provides fixed and mobile telecommunications services in the Cabo Verde Islands and which we fully consolidate in our audited consolidated financial statements.

  •
  CST, São Tomé and Príncipe.  We have a 51.0% economic interest in SCT, which provides fixed and mobile telecommunications services in the São Tomé and Príncipe Islands and which we fully consolidate in our audited consolidated financial statements.

  •
  Timor Telecom, East Timor.  We have a 41.1% economic interest in Timor Telecom, which provides mobile telecommunications services in East Timor and which we fully consolidate in our audited consolidated financial statements.

  •
  International Equity Investments.  We also hold equity interests in strategic partnerships and investments in Africa and Asia:

  •
  Unitel, Angola.  We have a 25.0% economic interest in Unitel, which provides mobile telecommunications services in Angola and which we account for using the equity method.

  •
  CTM, Macau.  We have a 28.0% economic interest in CTM, which provides fixed and mobile telecommunications services in Macau and which we account for using the equity method.

Business Drivers and Measures

        The businesses of each of our segments are affected by a number of significant industry trends. In operating our businesses and monitoring their performance, we also pay attention to a number of operational and other factors. We summarize some of these trends and factors for each of our business segments below.

Telecommunications in Portugal

  •
  Increasing Competitive Pressure.  Our residential and enterprise businesses face increasingly strong competition from fixed line operators (including VoIP providers) as well as from mobile players. We face aggressive competition from ZON, Sonaecom, Vodafone and other corporate solution operators in the Portuguese telecommunications sector. Our major competitors compete through their respective multi-play offers, which include traditional voice services as well as Pay-TV and broadband Internet services and, on the corporate side, complex telecom and IT/IS solutions.

  •
  Traffic Trends.  In recent years, we have experienced a decrease in traffic on our fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both our residential and wholesale revenues.

  •
  Changes in Revenue Mix.  Our Pay-TV customers have increased since we introduced Pay-TV service in 2008. In addition, our ADSL residential accesses increased by 12.6% in 2011 due to our marketing of service packages that include Pay-TV and ADSL broadband services. The mix of the revenues of our residential business has therefore shifted significantly in recent years, with Pay-TV related revenues partially offsetting the continued pressure on the traditional voice business. In 2010 and 2011, for example, we achieved positive net additions of fixed lines, primarily due to strong performance of Meo double-play and triple-play offers. We expect that Pay-TV and broadband services will continue to be an important driver of our fixed line business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

  •
  Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans.  Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which have negatively affected our residential revenues. One of our strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in our competitive market. Our pricing plans tend to increase our revenues from fixed charges but contribute to a decrease in our traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. We aggressively use pricing plans for both our residential and personal services.

  •
  Decreasing Interconnection Charges.  In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that have caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease steadily. In May 2010, ANACOM imposed a glide path that reduced mobile termination rates to €0.035 in August 2011, and in March 2012, ANACOM issued a final decision that will reduce mobile termination rates progressively to €0.0127 by December 2012. These reductions have had, and will continue to have, a significant adverse impact on TMN's revenues and results of operations.

  •
  Continuing Introduction of New Products.  The fast development and availability of new access devices are leading to significant growth in Internet users, and more frequent usage, thus leading to increased bandwidth consumption. Examples of this trend are smartphones, tablet PCs and

    Internet pads. In 2011, Portugal Telecom continued to develop and introduce a diversified product offering in the mobile market, including touch-screen phones, smartphones and tablet PCs, making available to our customers data and value added services and sophisticated applications and widgets. We describe several of our recently launched services in "Item 4—Information on the Company—Personal Services—Services."

  •
  Continuing Investments in our Network.  Remaining competitive requires continuing investments to build out our third- and fourth-generation network and develop new services, and our capital expenditures on our network have increased in recent years. In December 2011, we acquired a fourth-generation mobile license, under which TMN will provide services using long term evolution ("LTE") technology, which represents an evolution from the GSM technology that allows for higher levels of bandwidth and speed.

  •
  Decreases in Wholesale Revenues.  In our wholesale business, the decrease in regulated fixed-to-mobile interconnection charges has also affected our revenues because our wholesale wireline unit records revenue from international incoming calls through our network that terminate on the networks of mobile operators. Decreases in transit traffic (calls that use our network but neither originate nor terminate on our network) also have affected our wholesale revenues.

Telecommunications in Brazil—Oi

  •
  Continuing Importance of the Brazilian Market to Our Results of Operations.  Although we sold our interest in Vivo to Telefónica S.A. in 2010, we entered into a strategic partnership with Oi, a Brazilian telecommunications company, in 2011. See "Item 4—Information on the Company—Our Businesses—Brazilian Operations—Strategic Partnership with Oi." Under the terms of our strategic partnership, we have a role in the management of Oi, allowing us to share the control of its strategic financial and operating decisions. We proportionally consolidate the results of operations of Oi in our results of operations based on our 25.6% ownership interest in TmarPart, the parent company of Oi S.A. The results of operations of Oi and the dynamics of the Brazilian telecommunications markets are crucial to our financial condition and results of operations.

  •
  Effects of Fluctuations in Exchange Rates.  Because we present our financial statements in Euros and must translate Oi's assets, liabilities, results of operations and cash flows from Reais into Euros as of and for each fiscal period, fluctuations in the Euro-Real exchange rate can significantly affect our balance sheet, results of operations and cash flows. In addition, fluctuations in the exchange rate between the Real and the Euro or the U.S. dollar have a significant effect on Oi's own results of operations. Substantially all of Oi's cost of services and operating expenses are incurred in Reais in Brazil. As a result, the appreciation or depreciation of the Real against the U.S. dollar does not have a material effect on Oi's operating margins. However, the costs of a substantial portion of the network equipment that Oi purchases for its capital expenditure projects is denominated in U.S. dollars or is U.S. dollar-linked. This network equipment is recorded on Oi's balance sheet at its cost in Reais based on the applicable exchange rate on the date of the transfer of ownership. As a result, depreciation of the Real against the U.S. dollar results in this network equipment being more costly in Reais and leads to increased depreciation expenses. In addition, a significant portion of Oi's indebtedness is denominated in U.S. dollars or Euros. When the Real appreciates against the U.S. dollar or Euro, Oi's interest costs on its indebtedness denominated in U.S. dollars or Euros declines in Reais, which positively affects its results of operations in Reais, and the amount of Oi's indebtedness denominated in U.S. dollars or Euros declines in Reais. A depreciation of the Real against the U.S. dollar or the Euro has the converse effects.

  •
  Competitive Pressures on Oi's Revenue.  Just as we face intense competition in Portugal, Oi's ability to generate revenues from its mobile services business depends on its ability to increase and retain its customer base in the face of significant competition. Similarly, Oi's fixed-line telecommunications services face increasing competition from mobile services as the prices for mobile services in particular regions of Brazil are declining.

  •
  Effects of Expansion of Mobile Data Transmission Services.  During 2009, 2010 and 2011, Oi undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of 2G and 3G services. Oi expects that these services will generate significant additions to its mobile customer base and lead to long-term increases in its revenues and operating income before financial income (expenses) and taxes. The marketing and promotion campaigns related to Oi's offerings of mobile data transmission services contributed to an increase in the selling expenses of its personal services segment and to an increase in the amount of discounts that Oi recorded against gross operating revenue.

  •
  Effects of Changes in Regulation.  Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in Oi's concession contracts have required it to make capital expenditures, affected the revenues that Oi generate and imposed additional costs of service on it. For example, on June 30, 2011, TNL entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Brazilian Ministry of Communications to formalize the voluntary commitment of the Oi Companies to adhere to the terms of the Brazilian National Broadband Plan. Under the Term of Commitment, Oi is obligated, among other things, to make services available to 100% of eligible wholesale customers by June 30, 2013 and retail customers by December 31, 2014.

        All our businesses are subject to significant competition and operate in highly regulated environments. You should carefully review "Item 4—Information on the Company—Competition" and "—Regulation" for more information. In addition, you should be aware of the risks to which each of our businesses is subject. See "Item 3—Key Information—Risk Factors."

Seasonality

        Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality. In Portugal; we tend to have higher revenues in the fourth quarter due to promotional campaigns centered on the Christmas holiday. To a lesser degree, promotional campaigns at the time of the Easter and Mother's Day holidays also tend to increase our revenues in the second quarter. In addition, our revenues from our Portuguese operations tend to be lower during the Portuguese summer holidays during the third quarter.

        Our telecommunication services in Brazil are generally not affected by major seasonal variations, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Discontinued Operations—Vivo

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. Until the sale, we provided mobile telecommunications services in Brazil through Vivo. Our consolidated statements of income and cash flows present Vivo under the caption "Discontinued Operations" for all periods, and our consolidated balance sheets as of December 31, 2010 and thereafter no longer include the assets and liabilities related to Vivo.

Limitation on Comparability of Our Financial Statements

        Due to the recent significant transactions, our results of operations and other financial information for the years 2009, 2010 and 2011 are not fully comparable.

  •
  Acquisition of ownership interest in Oi.  As described above, on March 28, 2011, we acquired a significant economic interest in Oi. Since April 1, 2011, we have proportionally consolidated 25.6% of TmarPart in our consolidated financial statements, which, in turn, fully consolidates Oi S.A. and the other Oi Companies. Our results of operations for 2009 and 2010 do not include the results of operations of Oi and, therefore, are not fully comparable to our results of operations for the year ended December 31, 2011.

  •
  Acquisition of ownership interest in Contax.  As described above, at the time of our investment in Oi, we also acquired an interest in Contax. On June 30, 2011, we exchanged our previous investments in Dedic and GPTI for an additional interest in Contax, and as a result our economic interest in Contax increased. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011. For the years ended December 31, 2009 and 2010 and for the period from January 1, 2011 through June 30, 2011, we fully consolidated the results of operations of Dedic in our results of operations. The Contax transaction therefore affects the comparability of our results of operations for the year ended December 31, 2011 with our results of operations for earlier periods.

  •
  Sale of interest in Vivo.  As described above, on September 27, 2010, we sold to Telefónica our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo. We reflect Vivo in our statements of income and cash flows for periods prior to September 27, 2010 as a discontinued operation. This transaction does not affect the comparability of our results of operations from continuing operations but impacts net income from discontinued operations and, consequently, consolidated net income, which includes the earnings of Vivo in 2009 and up to September 27, 2010. The transaction also let to a significant gain net of related expenses recorded in 2010 in connection with the sale.

  •
  Sale of Interest in UOL—On December 29, 2010, we reached an agreement for the sale to a Brazilian businessman of our 28.78% interest in Universo Online S.A. ("UOL"), Brazil's largest internet provider by revenue for R$356 million. UOL's total operating revenues were R$816.7 million in 2010 (€350.5 million) and R$726.4 million in 2009 (€262.2 million). Our results of operations include the results of operations of UOL only for the years ended December 31, 2009 and 2010, through the equity method of accounting.

Change in Segment Reporting

        After we acquired our interest in Oi, we began on April 1, 2011 to report our proportionate interest in the results of operations of Oi, as a separate segment because our management periodically reviews and assesses the performance of Oi on that basis.

        In addition, beginning in the third quarter of 2011, we changed the way we report our Portuguese telecommunications businesses. Up to June 30, 2011, we reported two segments in Portugal based on the type of technology used to provide services and products to our customers: Wireline (fixed telecommunication services rendered through PT Comunicações and PT Prime) and Mobile (mobile telecommunication services rendered through TMN). Because of the progressive integration of fixed line and mobile services and the launch of new bundled products offered to our customers, as from July 1, 2011, our Board of Directors changed the way it reviews and assesses the performance of our businesses in Portugal. We have therefore replaced our former Wireline and Mobile segments with one segment named "Telecommunications in Portugal," which includes all telecommunications services in Portugal. Our discussion of our results of operations for the years ended December 31, 2010 and 2011 reflects this new segment presentation.

        Within the Portuguese telecommunications business, we report revenues in four customer categories: residential, personal, enterprise and wholesale and other. To aid comparability of our results of operations, we have provided information on revenues in these customer categories for the year ended December 31, 2010, but we have not done so for the year ended December 31, 2009.

        In addition to our two reportable segments, we have other businesses that do not, individually or in the aggregate, exceed any of the quantitive thresholds that would require a disclosure as a reportable segment. These are the businesses we describe above under "—Our Segments and Customer Categories—Other International Telecommunications Businesses."

        For more information on our segment reporting, see Note 7 to our audited consolidated financial statements.

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

  Property, Plant and Equipment, and Intangible Assets

        Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the expected useful lives of those assets and the fair value at the acquisition date, in the case of assets acquired in a business combination. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management's judgment.

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2011, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

  Goodwill

        Goodwill arising on consolidation represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively calculated, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

        In accordance with IFRS, at the end of each reporting period, we review the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and write it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs on the value in use of the asset. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        The goodwill impairment analysis that we conducted as of December 31, 2011 did not suggest that any such impairment was likely in a future period.

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

  Accrued Post Retirement Liability

        As of December 31, 2011, we recorded an accrued post retirement liability amounting to €990.4 million to cover our net unfunded obligations regarding pension supplements, post retirement healthcare benefits and salaries for pre-retired and suspended employees. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing of the estimated defined benefit payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected.

  Provisions and Adjustments

        Provisions are recorded when, at the end of the period, we have an obligation to a third party that is probable or certain to create an outflow of resources to the third party. This obligation may be legal, regulatory and contractual in nature. It may also be derived from our practice or from public commitments having created a legitimate expectation for such third parties that we will assume certain responsibilities. To estimate the expenditure that we are likely to bear to settle the obligation, our management takes into consideration all of the available information at the closing date for our consolidated financial statements. If no reliable estimate of the amount of the obligation can be made, no provision is recorded; information is then presented in the notes to the financial statements.

        Contingencies, representing obligations which are neither probable nor certain at the time of drawing up the financial statements, and obligations for which the cash outflow is not probable are not recorded. Information about them is presented in the notes to the consolidated financial statements.

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

  Assessment of the Fair Value of Certain Assets Using the Revaluation Model

        In 2008, we adopted the revaluation model for measuring the carrying value of certain classes of assets, namely the ducts infrastructure and real estate assets. In accordance with our policy, we revise the revalued amount at least once every three years and, accordingly, we performed another reevaluation during the year ended December 31, 2011. These revaluations were effective as of December 31, 2011 and resulted in a net reduction of tangible assets amounting to approximately €131.4 million, of which approximately €126.2 million was recognized directly in our consolidated statement of comprehensive income and €5.3 million was recognized in our consolidated income statement. In order to determine the revalued amount of those assets, we used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs for the ducts infrastructure and the use of specific indicators for the real estate market. See Notes 3(c) and 37.4 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

  Deferred Taxes

        We recognize and settle income taxes based on the results of operations determined in accordance with local corporate legislation, taking into consideration the provisions of the applicable tax law, which are materially different from the amounts calculated for IFRS purposes. In accordance with IAS 12, Income Taxes, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. We regularly assess the recoverability of deferred tax assets and recognize an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Recent IFRS Accounting Pronouncements

        During the year ended December 31, 2011, the following standards, revised standards or interpretations became effective, although their adoption had no material effect on our financial statements:

  •
  Amendments to IAS 24, Related Party Disclosures;

  •
  Amendments to IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

  •
  IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments;

  •
  Amendments to IFRS 1, First Time Adoption of IFRS;

  •
  Amendments to IAS 32, Financial Instruments;

  •
  Amendments to IFRS 7, Financial Instruments: Disclosures; and

  •
  Amendments to IAS 1, Presentation of Financial Statements, and IFRS 3, Business Combinations, as part of a document issued in 2010 related to minor improvements across several standards.

        Since 2009, the International Accounting Standards Board ("IASB") issued the following new standards, which we have not yet adopted as they were not yet endorsed by the European Union and their application is only required in subsequent periods:

  •
  On June 16, 2011, the IASB issued amendments to IAS 19, Employee Benefits;

  •
  On June 16, 2011, the IASB issued amendments to IAS 1, Presentation of Financial Statements;

  •
  On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements;

  •
  On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements,

  •
  On May 12, 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities;

  •
  On May 12, 2011, the IASB issued IFRS 13, Fair Value Measurement,

  •
  Following the above mentioned standards issued on May 12, 2011, the standards IAS 27, Consolidated and Separate Financial Statements, and IAS 28, Investments in Associates, were revised accordingly;

  •
  On December 20, 2010, the IASB issued amendments to IAS 12, Income Taxes;

  •
  On October 7, 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures; and

  •
  In November 2009, the IASB issued IFRS 9, Financial Instruments, subsequently amended IFRS 9 in October 2010.

        For a discussion on the main issues covered by these standards and their potential impact on our financial statements, see Note 4 to our audited consolidated financial statements.

 Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
	2009		2010			2011
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Continuing Operations Operating revenues:
Telecommunications in Portugal	3,256.9	87.2%	3,102.2	82.9%	(4.8)%	2,868.7	46.7%	(7.5)%
Services	3,047.6	81.6%	2,918.7	78.0%	(4.2)%	2,726.4	44.4%	(6.6)%
Sales	176.9	4.7%	146.5	3.9%	(17.2)%	115.1	1.9%	(21.4)%
Other	32.5	0.9%	36.9	1.0%	13.8%	27.1	0.4%	(26.5)%
Telecommunications in Brazil—Oi	—	—	—	—	—	2,409.2	39.2%	—
Services	—	—	—	—	—	2,297.5	37.4%	—
Sales	—	—	—	—	—	12.0	0.2%	—
Other	—	—	—	—	—	99.7	1.6%	—
Other businesses	476.5	12.8%	640.1	17.1%	34.3%	869.0	14.1%	35.8%
Services	444.4	11.9%	597.3	16.0%	34.4%	835.4	13.6%	39.9%
Sales	20.3	0.5%	19.1	0.5%	(5.6)%	14.3	0.2%	(25.3)%
Other	11.8	0.3%	23.7	0.6%	100.6%	19.3	0.3%	(18.6)%
Total operating revenues	3,733.4	100.0%	3,742.3	100.0%	0.2%	6,146.8	100.0%	64.3%
Costs, expenses, losses and income:
Wages and salaries	546.7	14.6%	637.1	17.0%	16.5%	1,020.5	16.6%	60.2%
Direct costs	522.4	14.0%	547.6	14.6%	4.8%	1,012.3	16.5%	84.9%
Costs of products sold	207.3	5.6%	179.9	4.8%	(13.2)%	169.9	2.8%	(5.6)%
Marketing and publicity	78.6	2.1%	81.1	2.2%	3.2%	131.1	2.1%	61.7%
Supplies, external services and other expenses	733.3	19.6%	724.5	19.4%	(1.2)%	1,281.4	20.8%	76.9%
Indirect taxes	57.8	1.5%	45.4	1.2%	(21.4)%	187.5	3.0%	312.7%
Provisions and adjustments	30.5	0.8%	35.0	0.9%	14.6%	156.3	2.5%	347.1%
Depreciation and amortization	716.9	19.2%	758.6	20.3%	5.8%	1,325.6	21.6%	74.7%
Post retirement benefits costs	89.6	2.4%	38.2	1.0%	(57.4)%	58.5	1.0%	53.2%
Curtailment costs	14.8	0.4%	145.5	3.9%	882.9%	36.4	0.6%	(75.0)%
Gains on disposals of fixed assets, net	(2.0)	(0.1)%	(5.5)	(0.1)%	183.4%	(9.2)	(0.1)%	65.8%
Other costs, net	45.6	1.2%	141.2	3.8%	209.6%	32.6	0.5%	76.9%
Income before financial results and taxes	691.9	18.5%	413.8	11.1%	(40.2)%	744.0	12.1%	79.8%
Net interest expenses	227.5	6.1%	185.0	4.9%	(18.7)%	297.1	4.8%	60.6%
Net foreign currency exchange losses	0.2	0.0%	6.8	0.2%	3101.2%	18.1	0.3%	166.3%
Net gains on financial assets and other investments	(8.1)	(0.2)%	(1.9)	(0.0)%	(76.9)%	(0.6)	(0.0)%	(68.9)%
Equity in earnings of affiliated companies, net	(456.0)	(12.2)%	(141.7)	(3.8)%	(68.9)%	(209.2)	(3.4)%	47.6%
Net other financial losses	35.7	1.0%	33.3	0.9%	(6.8)%	107.4	1.7%	222.5%
Income before taxes	892.6	23.9%	332.2	8.9%	(62.8)%	531.1	8.6%	59.9%
Income taxes	185.9	5.0%	77.5	2.1%	(58.3)%	108.2	1.8%	39.6%
Net income from continuing operations	706.7	18.9%	254.6	6.8%	(64.0)%	422.9	6.9%	66.1%
Discontinued operations
Net income from discontinued operations	82.5	2.2%	5,565.4	148.7%	6649.1%	—	0.0%	(100.0)%
Net income	789.2	21.1%	5,820.1	155.5%	637.5%	422.9	6.9%	(92.7)%
Attributable to:
Non-controlling interests	104.5	2.8%	147.9	4.0%	41.6%	83.8	1.4%	(43.3)%
Equity holders of the parent	684.7	18.3%	5,672.2	151.6%	728.4%	339.1	5.5%	(94.0)%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

  Operating Revenues

        Our operating revenues increased to €6,146.8 million in 2011 from €3,742.3 million in 2010, an increase of 64.3% reflecting the proportional consolidation of Oi and Contax as from April 1, 2011 (€2,768.0 million), which includes Dedic and GPTI as from July 1, 2011, following the completion of the exchange of our pre-existing interest in Dedic and GPTI for an additional interest in Contax. Excluding the effect of the proportional consolidation of Oi and Contax, our consolidated operating revenues would have decreased by 9.7% to €3,379.7 million in 2011 as a result of revenue declines in our Portuguese telecommunications business and the decrease in the contribution from Dedic/GPTI, which was fully consolidated until June 30, 2011 and then integrated in Contax. The decrease in revenues in our Portuguese telecommunications business was partially offset by revenue growth in our other international operations, namely MTC in Namibia and Timor Telecom. Contributions to our consolidated operating revenues from our Portuguese telecommunications businesses decreased by 7.5% (€233.5 million), and the contribution from other businesses increased by 35.8% (€228.9 million) for the reasons explained below.

        Our revenues from our Portuguese telecommunications business in the year ended December 31, 2011 were negatively impacted by, among other things, (1) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues, lower customer service revenues and lower sales, (2) lower revenues in the Enterprise customer category, which suffered due to the economic environment and (3) lower revenues from wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to Pay-TV and broadband revenues, which are driven by the success of the Meo double- and triple-play offers.

        We present below the revenue information for each of our business segments, which, as described above, are as follows: (1) Telecommunications in Portugal (replacing the former operating segments "Wireline in Portugal" and "Mobile in Portugal") and (2) Telecommunications in Brazil—Oi (reflecting our proporational consolidation as from April 1, 2011 of TmarPart, which, in turn, fully consolidates Oi S.A. and its subsidiaries).

        The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Telecommunications in Portugal.    The table below sets forth our operating revenues from our Portuguese telecommunications business in 2010 and 2011. As described in more detail in "Item 4—Information on the Company—Our Businesses—Portuguese Operations," our Portuguese telecommunications business includes revenues from the residential, personal, enterprise and wholesale customer categories.

	2010	2011	% Change
	(EUR Millions)
Telecommunications in Portugal
Residential	647.0	682.3	5.4%
Personal	865.0	768.4	(11.2)%
Enterprise	1,079.6	982.1	(9.0)%
Wholesale, other and eliminations	532.8	459.2	(13.8)%
Total	3,124.5	2,892.0	(7.4)%

        In the Residential customer category, operating revenues increased by 5.4% to €682.3 million in 2011 from €647.0 million in 2010. Our residential revenues benefitted from the commercial success of

Meo, whose double-play and triple-play services (voice, data and Pay-TV) have grown and have partially mitigated the recent revenue loss trend in the Portuguese telecommunications business. As result of Meo's success, the weight of non-voice services in the Residential customer category stood at 58.1% in 2011, up by 7.2 percentage points compared to 2010.

        In the Personal customer category, operating revenues decreased by 11.2% to €768.4 million in 2011 from €865.0 million in 2010, primarily due to (1) lower customer revenues (€54.9 million), which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of "tribal plans" yielding lower revenues per user, as well as the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€28.9 million), partially as a result of the negative impact of lower mobile termination rates and (3) lower equipment sales (€12.3 million). Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 30.9% of service revenues, an increase of 1.7 percentage points over 2010, as a result of the solid performance of "internetnotelemovel" (Internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our "e nunca mais acaba" plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

        Operating revenues from the Enterprise customer category decreased by 9.0% to €982.1 million in 2011 from Euro €1,079.6 million in 2010, negatively affected by the economic environment and consequent cost cutting efforts by companies, as well as the effect of one-off projects with the Portuguese government agencies that took place in 2010. Our strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, we continued to provide advanced one-stop-shop IT/IS solutions, focusing on business process outsourcing (BPO) and on the marketing of machine-to-machine solutions. These offers leverage on our investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

        Wholesale and other operating revenues, including intra-Portuguese businesses eliminations, decreased by 13.8% to €459.2 million in 2011 from €532.8 million in 2010, impacted by (1) lower revenues from directories (€20.4 million), (2) lower wholesale revenues (€24.7 million), mainly due to lower unbundled local loop (ULL) revenues and lower capacity sales and (3) lower revenues from public pay telephones (€4.0 million). The impact of regulation on wholesale revenues was approximately €3.0 million in 2011.

        Telecommunications in Brazil—Oi.    The table below sets forth our operating revenues from our Brazilian telecommunications business in 2011.

2011
Telecommunications in Brazil—Oi
Services	2,297.5
Sales	12.0
Other	102.6
Total	2,412.1

        Operating revenues from our Brazilian telecommunications business stood at €2,412.1 million, equivalent to R$5,611.8 million. Oi's results are proportionally consolidated as from April 1, 2011, reflecting the 25.6% direct and indirect interest that we have in TmarPart, which, in turn, fully consolidates the Oi Companies, including Tele Norte Leste Participações (which merged into Oi S.A. in 2012), Telemar Norte Leste (which is now a subsidiary of Oi S.A.) and Brasil Telecom (which has been renamed Oi S.A.).

        Other Businesses.    Operating revenues from our other operations contributed €869.0 million to our consolidated operating revenues in 2011, an increase of 35.8% from €640.1 million in 2010. This performance was mainly due to (1) the impact of the proportional consolidation of Contax as from April 1, 2011 (€358.8 million), including Dedic/GPTI as from July 1, 2011 and (2) the increases of 10.6% and 7.0% at Timor Telecom and MTC, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI, which was fully consolidated until June 30, 2011 and then integrated into Contax.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2011, primarily due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011. Adjusting for this effect, consolidated operating costs would have decreased reflecting (1) a reduction in costs in our Portuguese telecommunications business, primarily as a result of strict cost controls, a strong focus on the profitability of operations and lower direct costs resulting from the decrease in operating revenues and (2) a lower contribution from Dedic/GPTI as this business was fully consolidated until June 30, 2011 and then integrated into Contax. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 60.2% to €1,020.5 million in 2011 from €637.1 million in 2010, primarily due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€505.4 million), including the Dedic/GPTI business as from July 1, 2011. Adjusting for this effect, wages and salaries would have decreased by 19.2% to €515.1 million in 2011, reflecting lower contributions from (1) Dedic/GPTI, as this business was fully consolidated until June 30, 2011 and then integrated into Contax and (2) the telecommunications business in Portugal, primarily reflecting lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented at the end of 2010.

        Direct Costs.    Direct costs increased by 84.9% to €1,012.3 million in 2011 from €547.6 million in 2010, primarily due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€521.3 million). Adjusting for this effect, direct costs would have decreased by 10.3% to €491.0 million in 2011, primarily due to lower contributions from the Portuguese telecommunications business as a result of a decrease in interconnection costs, mainly due to lower mobile termination rates, and lower costs related to the telephone directories business as a result of the decline in that business. These effects were partially offset by an increase in programming costs resulting from the continued growth in Pay-TV customers, despite a decline in programming costs per customer as Pay-TV is reaching critical mass.

        Costs of Products Sold.    Costs of products sold decreased by 5.6% to €169.9 million in 2011 from €179.9 million in 2010, reflecting primarily a lower contribution from the Portuguese telecommunications business (€37.9 million) in line with the decrease in sales and a rationalization of TMN's handset portfolio. This decrease more than offset the impact of the proportional consolidation of Oi and Contax as from April 1, 2011, amounting to €31.8 million.

        Marketing and Publicity.    Marketing and publicity costs increased by 61.7% to €131.1 million in 2011 from €81.1 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€48.5 million). Adjusting for this effect, marketing and publicity costs would have increased by 1.9% to €82.7 million in 2011, primarily explained by an increase at the Portuguese telecommunications business, reflecting the continued marketing of Meo and the new tariff plans aimed at the Personal customer category.

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses increased by 76.9% to €1,281.4 million in 2011 from €724.5 million in 2010. This increase is primarily explained by the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€597.4 million), partially offset by (1) a reduction in the Portuguese telecommunications business (€31.6 million), which reflected our continuing operational and cost discipline, and (2) the lower contribution from Dedic/GPTI, which was fully consolidated until June 30, 2011 and then integrated into Contax (€20.9 million).

        Indirect Taxes.    Indirect taxes increased by 3.0% to €187.5 million in 2011 from €45.4 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi and Contax as from April 1, 2011, amounting to €146.2 million, which primarily includes spectrum fees (€52.6 million), indirect taxes related to the "Fust" fund (a fund to improve the general access to telecommunications services in Brazil) and the "Funtel" fund (the Brazilian National Telecommunications Fund), totaling €28.9 million, value-added tax expenses (€12.8 million), concession fees (€9.0 million) and other municipal, federal and state taxes in Brazil.

        Provisions and Adjustments.    Provisions and adjustments increased to €156.3 million in 2011 from €35.0 million in 2010, largely due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€135.0 million). Excluding this effect, provisions and adjustments would have decreased by 39.2% to €21.2 million, reflecting primarily a reduction in the Portuguese telecommunications business resulting from a lower level of doubtful receivables and lower provisions for legal actions.

        Depreciation and Amortization.    Depreciation and amortization costs increased by 74.7% to €1,325.6 million in 2011 from €758.6 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi and Contax (€544.9 million), which includes the amortization of intangible assets recognized as a result of the purchase price allocation of the investments in Oi and Contax, amounting to €47.3 million in 2011. Adjusting for the proportional consolidation of Oi and Contax, depreciation and amortization cost would have increased by 2.9% to €780.6 million in 2011, reflecting a higher contribution from the Portuguese telecommunications business (€21.5 million) as a result of the FTTH rollout and Pay-TV growth, partially offset by the impact of a swap of TMN's 2G equipment for LTE (4G-enabled) equipment.

        Post Retirement Benefits.    Charges for post retirement benefits increased 53.2% to €58.5 million in 2011, compared to €38.2 million in 2010. The increase in this caption is primarily explained by a prior year service gain recorded in 2010, amounting to €31.2 million, resulting from changes introduced in the pension formula by Portuguese Law 3-B/2010 that led to a reduction in benefits granted to employees. Adjusting for this effect, post retirement benefit costs would have decreased by €10.9 million, primarily due to the positive impact of the transfer of regulatory unfunded pension obligations to the Portuguese State (€16.0 million), which was completed in December 2010, partially offset by the impact of the proportional consolidation of Oi as from April 1, 2011 (€4.5 million). This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment Costs" below.

        Curtailment Costs.    Curtailment costs decreased to €36.4 million in 2011, compared to €145.5 million in 2010, primarily due to the reduction in employees undertaken by the end of 2010.

        Other Costs.    Other costs decreased to €32.6 million in 2011 from €141.2 million in 2010, primarily reflecting certain non-recurring items recorded in 2010, including (1) the recognition of provisions and adjustments in order to adjust certain receivables and inventories to their recoverable amounts and to reflect estimated losses with legal actions and (2) expenses incurred related to the Oi acquisition process.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 60.6% to €297.1 million in 2011 from €185.0 million in 2010, primarily as a result of the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€175.2 million). Adjusting for this effect, net interest expenses would have decreased by €63.2 million to €121.9 million in 2011, mainly as a result of (1) a €51.4 million interest gain in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay for the strategic investments in Oi and Contax on March 28, 2011 and (2) the reduction in the average cost of debt of our Portuguese telecommunications busines, which was 3.3% in 2011, compared to 4.4% in 2010. These effects more than offset the impact of the increase in our average net debt, reflecting (1) the proporational consolidation of indebtedness of Oi and Contax beginning on April 1, 2011 (€3,727.6 million), (2) the dividends paid in June 2011 (€1,118.0 million) and (3) the debt related to the transfer of unfunded pension obligations to the Portuguese State completed in December 2010 (€1,021.7 million), which more than offset the impact of the first and second installments received from Telefónica in 2010 (€5,500 million) and the last installment received in October 2011 (€2,000 million) in connection with the Vivo transaction.

        Net Foreign Currency Exchange Losses.    We had net foreign currency losses of €18.1 million in 2011, compared to €6.8 million in 2010, primarily as a result of the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€15.8 million), the losses of which relate mainly to the impact of the depreciation of the Brazilian Real against the U.S. dollar on Oi's gross debt denominated in U.S. dollars that is not hedged through currency swaps. Adjusting for this effect, net foreign currency losses would have amounted to €2.3 million in 2011, as compared to €6.8 million in 2010 and are primarily explained by the impact of the depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars, primarily related to dividends receivable from Unitel.

        Net Gains on Financial Assets and Other Investments.    We recorded net gains on financial assets and other investments of €0.6 million in 2011, compared to €1.9 million in 2010. These gains primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies increased to €209.2 million in 2011, compared to €141.7 million in 2010. In 2011, this caption includes a gain of €37.6 million related to the completion of the disposition of our investment in UOL for a total amount of €155.5 million, while in 2010, this caption includes one-time charges totalling €35.9 million to adjust the carrying values of certain of our investments to the corresponding estimated recoverable amounts (primarily in UOL in order to adjust its carrying value to the recoverable amount obtained upon the disposition of this investment, which was completed in January 2011). Adjusting for these effects and also for our share in UOL's earnings in 2010 (€14.3 million), equity accounting in earnings of affiliated companies would have amounted to €171.6 million in 2011 and €164.0 million in 2010, as a result of increased earnings of Unitel and CTM.

        Net Other Financial Expenses.    Net other financial expenses increased to €107.4 million in 2011, compared to €33.3 million in 2010, and include banking services, commissions, financial discounts and other financing costs. This increase primarily reflects (1) the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€52.5 million) and (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (€13.6 million).

  Income Taxes

        Income taxes increased to €108.2 million in 2011, compared to €77.5 million in 2010, corresponding to effective tax rates of 20.4% and 23.3%, respectively. This increase is primarily explained by a gain of €59.0 million recorded in 2010 related to a corporate restructuring of our

African assets held by our subsidiary Africatel, which resulted in lower taxable profits, and by the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€7.4 million). Adjusting for (1) the above-mentioned one-off tax gain recorded in 2010, (2) the impact of lower non-deductible interest expenses, (3) certain non-current losses recorded in 2010 and (4) adjustments to prior year income taxes, the effective tax rate would have been 24.4% in 2011, compared to 25.6% in 2010.

        As from January 1, 2010, following a change in Portuguese tax legislation that occurred in the second quarter of 2010, we and our subsidiaries located in Portugal are subject to corporate income tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a 2.5% state surcharge applicable to taxable income in excess of €2.0 million. Prior to this change, the 2.5% state surcharge did not exist and, consequently, the maximum aggregate income tax rate was approximately 26.5%. For the years 2012 and 2013, following a change in Portuguese tax legislation occurred in December 2011, we will be subject to corporate income tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a state surcharge levied at a rate of 3.0% on taxable income between €1.5 million and €10.0 million and at a rate 5.0% on taxable income in excess of €10.0 million, resulting in a maximum aggregate tax rate of approximately 31.5%.

  Income from Continuing Operations (Before Discontinued Operations and Non-Controlling Interests)

        Income from continued operations (before discontinued operations and non-controlling interests) increased by 66.1% to €422.9 million in 2011 from €254.6 million in 2010 for the reasons described above.

        Income before financial results and taxes from our Portuguese telecommunications business increased to €498.4 million in 2011, compared to €415.1 million in 2010, primarily due to lower workforce reduction costs, supplies and external services, wages and salaries and other costs. These effects more than offset the impact of the reductions in operating revenues, net of related direct costs and costs of products sold, and higher depreciation and amortization and post retirement benefits costs.

        Income before financial results and taxes from our Brazilian telecommunications business—Oi, which was proportionally consolidated as from April 1, 2011, amounted to €229.5 million.

  Income from Discontinued Operations

        Income from our discontinued operation, which related to Vivo, amounted to €5,565.4 million in 2010. We completed the sale of Vivo on September 27, 2010 and had no income from Vivo after that date.

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to €83.8 million in 2011 and was related primarily to our Africatel businesses (€64.6 million) and Oi (€11.7 million). In 2010, net income attributable to non-controlling interests amounted to €147.9 million and was related primarily to Vivo (€61.3 million) and our Africatel businesses (€76.1 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to our equity holders decreased to €339.1 million in 2011 from €5,672.2 million in 2010.

        Basic earnings per ordinary and "A" shares from total operations decreased to €0.39 in 2011 from €6.48 in 2010 on the basis of 864,161,921 and 875,872,500 average outstanding shares issued in 2011 and 2010 respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

  Operating Revenues

        Our operating revenues increased to €3,742.3 million in 2010 from €3,733.4 million in 2009, an increase of 0.2% due to our strong performance in our international operations, namely MTC in Namibia, Timor Telecom and Dedic/GPTI, partially offset by lower revenues from our Portuguese telecommunications business. Contributions to consolidated operating revenues from our Portuguese telecommunications business decreased by 4.8% (€154.8 million), and the contribution from other businesses increased by 34.3% (€163.6 million) for the reasons explained below.

        Telecommunications in Portugal.    The table below sets forth the operating revenues from our Portuguese telecommunication business in 2009 and 2010. As explained above under "—Overview—Change in Segment Reporting," we are not able to provide a breakdown of revenues by customer category for the year ended December 31, 2009, although we provide qualitative information on those customer categories below.

	2009	2010	% Change
	(EUR Millions)
Telecommunications in Portugal
Services	3,059.3	2,933.6	(4.1)%
Sales	178.9	149.4	(16.5)%
Other	34.9	41.4	18.7%
Total	3,273.1	3,124.5	(4.5)%

        Revenues from our Portuguese telecommunications business decreased to €3,124.5 million in 2010 from €3,273.1 million in 2009, a reduction of 4.5% primarily explained by (1) a revenue decline in the Personal customer category, mainly as a result of the negative impact of lower mobile termination rates, lower customer service revenues that reflect increased competitiveness in certain market categories (especially in the youth category) and challenging economic conditions in Portugal, and lower sales; (2) lower revenues in the Enterprise customer category, which suffered from the economic environment and (3) lower revenues from our wholesale and other businesses, including the impact from the decline in the telephone directories business. These effects were partially offset by an increase in revenues in the Residential customer category, mainly related to Pay-TV and broadband revenues, which were driven by the success of the double and triple-play offers of Meo.

        Other Businesses.    Operating revenues from our other businesses contributed €640.1 million to our consolidated operating revenues in 2010, an increase of 34.3% from €476.5 million in 2009. This performance was mainly due to (1) the increases of 30.3% and 20.1% at Timor Telecom and MTC, respectively, (2) the improving trends of our Brazilian BPO business, Dedic, and (3) the consolidation of GPTI, an IT/IS company acquired by Dedic as from March 1, 2010. We fully consolidated the revenues of Dedic during the years ended December 31, 2009 and 2010, and we fully consolidated the revenues of GPTI from March 1, 2010 through December 31, 2010.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2010 due to, among other factors, increases in net curtailment and settlement costs, wages and salaries, depreciation and amortization and other costs, which were partially offset by reductions in post retirement benefits costs and costs of products sold. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements for the year ended December 31, 2011.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 16.5% to €637.1 million in 2010 from €546.7 million in 2009, primarily due to higher contributions from (1) Dedic, arising from investments made in 2010 to expand this business and also the impact of the appreciation of the Brazilian Real (€23.2 million) and (2) GPTI, which was consolidated as from March 1, 2010 (€34.2 million).

        Direct Costs.    Direct costs increased by 4.8% to €547.6 million in 2010 from €522.4 million in 2009, primarily due to an increase in our Portuguese telecommunications business (€20.5 million), reflecting the growth in programming costs resulting from the continued growth in Pay-TV customers, strengthened content offerings and a higher uptake of premium and VOD services, partially offset by a reduction in interconnection costs, mainly due to lower mobile termination rates, and lower costs related to the telephone directories business as a result of the decline in that business.

        Costs of Products Sold.    Costs of products sold decreased by 13.2% to €179.9 million in 2010 from €207.3 million in 2009, primarily reflecting a reduction at the Portuguese telecommunications business (€45.5 million) in line with the decrease in sales and our continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN's handset portfolio.

        Marketing and Publicity.    Marketing and publicity costs increased by 3.2% to €81.1 million in 2010 from €78.6 million in 2009, primarily reflecting a higher contribution from MTC and from costs of marketing in the Residential customer category, especially the marketing of Pay-TV and triple-play offers. These effects were partially offset by lower costs related to the Personal customer category in line with the reduction in operating revenues.

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses decreased by 1.2% to €724.5 million in 2010 from €733.3 million in 2009. This decrease is primarily explained by a lower contribution from the Portuguese telecommunications business, mainly due to lower maintenance and repair costs resulting from a more integrated and efficient management of our fixed and mobile networks, and lower external supplies, which reflect our continuing operational and cost discipline. These effects were partially offset by (1) the impact of the consolidation of GPTI as from March 1, 2010 (€15.9 million) and (2) an increase in costs from our contact center operations in Brazil, primarily related to rental costs in connection with the construction of new sites completed in 2010 and also related to the appreciation of the Brazilian Real.

        Indirect Taxes.    Indirect taxes decreased by 21.4% to €45.4 million in 2010 from €57.8 million in 2009, reflecting primarily a reduction in spectrum fees, related to the Personal customer category, and a reduction in certain foreign operations.

        Provisions and Adjustments.    Provisions and adjustments increased by 14.6% to €35.0 million in 2010 from €30.5 million in 2009, largely due to an increase in the Portuguese telecommunications business (€5.5 million), reflecting primarily a change in the criteria for the calculation of provisions for receivables, which more than offset the effects of the declining trend in revenues.

        Depreciation and Amortization.    Depreciation and amortization costs increased by 5.8% to €758.6 million in 2010 from €716.9 million in 2009, primarily reflecting a higher contribution from the Portuguese telecommunications business (€32.6 million) as a result of the investments in the continued rollout of our Pay-TV service and the accelerated depreciation of certain GSM network equipment, following the decision to roll-out a swap of 2G network equipment for new LTE (4G-enabled) equipment.

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

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 18.7% to €185.0 million in 2010 from €227.5 million in 2009, primarily as a result of a decrease in average net debt (debt minus cash and cash equivalents) following the first installment received from Telefónica in September 2010 (€4,500 million) for the disposal of our interest in Vivo. This effect was slightly offset by an increase in the average cost of debt, which was 4.4% in 2010 and 4.3% in 2009.

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

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies decreased to €141.7 million in 2010, compared to €456.0 million in 2009, with the decline explained mainly by (1) one-time charges in 2010 totaling €35.9 million to adjust the carrying values of certain of our investments to the corresponding estimated recoverable amounts, primarily in UOL in order to adjust its carrying value to the recoverable amount obtained upon the disposal of this investment, which was completed in January 2011, (2) the capital gain, amounting to €267.0 million, obtained with the sale of Médi Télécom in the fourth quarter of 2009 and our share in the earnings of this company until its sale and (3) the impact of the devaluation of the Kwanza against the Euro. Adjusting for these effects, equity in earnings of affiliates would have amounted to €192.1 million in 2010 and €178.4 million in 2009, as a result of increased earnings of Unitel, in local currency, and UOL. On December 29, 2010, we reached an agreement for the sale of our interest in UOL (28.78% of UOL's share capital) for a consideration of R$356 million. The transaction closed on January 27, 2011.

        Net Other Financial Expenses.    Net other financial expenses decreased to €33.3 million in 2010, compared to €35.7 million in 2009, and include banking services expenses, commissions, financial discounts and other financing costs.

  Income Taxes

        Income taxes amounted to €77.5 million in 2010, compared to €185.9 million in 2009, corresponding to effective tax rates of 23.3% and 20.8%, respectively. In 2010, this caption includes a gain of €59.0 million related to a corporate restructuring of our African businesses held by our subsidiary Africatel, which resulted in lower taxable profits. Adjusting for this effect and for the non-taxable gain related to the sale of Médi Télécom (€267.0 million recorded in the fourth quarter of 2009), one-time losses recognized in 2010 without a tax impact and higher interest expenses that were non-deductible for tax purposes, income taxes would have amounted to €136.6 million in 2010, corresponding to an effective tax rate of 28.8%, compared to 26.6% in 2009. This increase in the effective tax rate is primarily explained by an increase in the statutory tax rate in Portugal.

  Income from Continuing Operations (Before Discontinued Operations and Non-Controlling Interests)

        Income from continuing operations (before discontinued operations and non-controlling interests) decreased by 64.0% to €254.6 million in 2010 from €706.7 million in 2009 for the reasons described above.

        Income before financial results and taxes from our Portuguese telecommunications business decreased to €415.1 million in 2010 from €674.6 million in 2009, primarily due to the reduction in operating revenues, net of the related direct costs and costs of products sold and higher curtailment, depreciation and amortization and other costs. These effects were partially offset by lower post retirements benefits costs and lower costs of suppliers and external services.

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

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests in 2010 amounted to €147.9 million and was related primarily to Africatel businesses (€76.1 million) and the Vivo (€61.3 million). In 2009, net income attributable to non-controlling interests amounted to €104.5 million and was related primarily to Africatel businesses (€54.2 million) and the Vivo (€42.6 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased to €5,672.2 million in 2010 from €684.7 million in 2009.

        Basic earnings per ordinary and A shares from total operations increased to €6.48 in 2010 from €0.78 in 2009 on the basis of 875,872,500 average outstanding shares issued in 2010 and 2009.

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

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments increased to €5,668.1 million as of December 31, 2011, compared to €5,106.5 million as of December 31, 2010. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

        In September 2010, we concluded the sale of our 50% investment in Brasilcel N.V. to Telefónica for €7.5 billion, of which we received €5.5 billion in 2010 and €2.0 billion in October 2011. In December 2010, we paid to our shareholders an extraordinary and anticipated dividend of €1.0 per share, totaling €875.9 million.

        In December 2010, we reached an agreement with the Portuguese government for the transfer of certain regulated pension obligations and related funds and agreed to pay the unfunded obligation amounting to €1,022 million up to December 2012. We paid €100 million in December 2010 and €467 million in 2011, and we expect to pay the remaining €454 million in 2012. See "—Post Retirement Benefits."

        On March 28, 2011, we completed the acquisition of an economic interest of 25.3% in Oi and 42.0% in CTX, respectively, for a total consideration of R$8.4 billion (€3.7 billion). In June 2011, we paid to our shareholders a dividend of €1.3 per share, totaling €1,118.0 million, including an ordinary dividend of €0.65 per share relating to the year 2010 and an extraordinary dividend of €0.65 per share (relating to the total exceptional dividend of €1.65 proposed following the disposal of our investment in Brasilcel, of which €1 per share had already been paid in December 2010).

        Our cash balances as of December 31, 2010 were materially impacted by these non-recurring transactions.

Cash Flows

        The table below sets forth a breakdown of our cash flows from continuing operations for the years ended December 31, 2009, 2010 and 2011. For a discussion of the cash flow of our Vivo discontinued

operations, see Note 21 to our audited consolidated financial statements for the year ended December 31, 2011.

	2009	2010	2011
	(EUR Millions)
Cash flow from operating activities	1,927.5	1,506.9	1,775.2
Continuing operations	1,081.2	903.8	1,775.2
Discontinued operations	846.2	603.0	—
Cash flow from (used in) investing activities	(597.8)	4,072.4	(1,009.2)
Continuing operations	(296.8)	(1,301.2)	(3,009.2)
Discontinued operations	(301.0)	5,373.6	2,000.0
Cash flow from (used in) financing activities	(997.3)	(1,929.1)	(540.3)
Continuing operations	(319.2)	(1,571.2)	(540.3)
Discontinued operations	(678.2)	(357.9)	—

Total	332.3	3,650.2	225.6

  Cash Flow from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post retirement benefits activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and jointly controlled entities and not by Portugal Telecom. None of our subsidiaries and jointly controlled entities is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations.

        Net cash flow from operating activities related to continuing operations increased by 96.4% to €1,775.2 million in 2011 from €903.8 million in 2010. This increase reflects primarily the impact of the proportional consolidation of Oi and Contax as from April 1, 2011, totaling €585.7 million. Adjusting for this effect, net cash flow from operating activities would have increased by €285.8 million to €1,189.6 million in 2011, reflecting (1) lower payments to suppliers (€373.2 million), as a result of a one-off reduction in the payment cycle to certain suppliers undertaken at the end of 2010 using a portion of the cash we received from the Vivo transaction, (2) a reduction in payments to employees (€109.1 million), primarily due to a lower contribution from Dedic/GPTI business, which was fully consolidated until June 30, 2011 and then integrated into Contax, and (3) lower payments related to post retirement benefits (€37.4 million). These effects were partially offset by (1) lower collections from customers (€195.9 million), which reflect the decline in revenues from the Portuguese telecommunications business and the lower contribution from the Dedic/GPTI business and (2) an increase in payments relating to income taxes (€38.7 million).

        Net cash flow from operating activities related to continuing operations decreased by 16.4% to €903.8 million in 2010 from €1,081.2 million in 2009. This decrease was primarily due to a €202.5 million reduction in collections from customers and an increase of €88.3 million in payments to employees, mainly related to our Dedic contact center operations in Brazil. These effects were partially offset mainly by a decrease of €74.1 million in payments relating to income taxes, primarily in our Portuguese telecommunications business, following the reduction in our taxable earnings.

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

        Net cash used in investing activities related to continuing operations increased to €3,009.2 million in 2011 from €1,301.2 million in 2010. This increase primarily reflects the impact of the proportional consolidation of Oi and Contax (€2,223.7 million, adjusted for their cash and cash equivalents as of March 31, 2011) and the acquisition by Contax of Allus Global BPO Center (€41.9 million, adjusted for Allus's cash and cash equivalents as of the acquisition date). These effects were partially offset by (1) the proceeds obtained in 2011 from the disposition of our investment in UOL (€155.5 million), (2) the increase in cash receipts from interest and related income (€254.0 million), primarily due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€70.7 million) and interest income received in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay for the strategic investments in Oi and Contax and (3) higher dividends received (€93.1 million), mainly related to our interest in Unitel.

        Net cash used in investing activities related to continuing operations amounted to €1,301.2 million in 2010, compared to €296.8 million in 2009. The change in this caption was primarily due to (1) an increase of €333.4 million in net cash payments from short-term financial applications, following the disposition of the 50% interest in Vivo, (2) a €397.5 million decrease in cash receipts from dispositions of investments, primarily related to the disposition of Médi Télécom in 2009 (which had a €400.0 million effect in that year) and (3) a €269.3 million increase in cash payments for the acquisition of tangible and intangible assets.

  Cash Flows from (Used In) Financing Activities

        Cash flows used in financing activities related to continuing operations include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings.

        Net cash used in financing activities decreased to €540.3 million in 2011 from €1,571.2 million in 2010, mainly due to (1) an increase in net cash receipts from loans obtained (€1,255.9 million), primarily including the €600.0 million Eurobond issued in January 2011 and the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€248.9 million), and (2) a decrease in dividends paid (€245.9 million), primarily reflecting the reduction in dividends paid to our shareholders (€261.5 million). These effects were partially offset by (1) higher cash payments resulting from interest and related expenses (€335.1 million), primarily including the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€256.1 million) and (2) the acquisition of treasury shares in 2011 (€86.8 million), reflecting the proportional consolidation of our interest in purchases of Portugal Telecom shares by Oi, as explained below.

        Cash receipts from loans obtained, net of cash payments from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €1,455.2 million in 2011. As described in more detail in Note 38 to our audited consolidated financial statements for the year ended December 31, 2011, net cash receipts from loans obtained in 2011 primarily included (1) the €600.0 million Eurobond issued by PT Finance in February 2011, (2) an increase of €466.0 million in the outstanding amount under commercial paper programs, (3) an amount of €750.0 million drawn under the new credit facility secured in March 2011 and (4) bonds issued by Brasil Telecom and Tele Norte Leste Participações totaling €710.3 million. These effects were partially offset by (1) repayments by Tele Norte Leste Participações of certain financings that were outstanding as of March 31, 2011 (€385.4 million), (2) the payment of €450.0 million to the Portuguese State in December 2011 related to the transfer of unfunded pension obligations completed in December 2010 and (3) a payment regarding the equity swap contracts on our own shares amounting to €84.3 million.

        In 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €199.3 million, primarily due to two loans obtained from the EIB totaling €200.0 million.

        In 2009, cash receipts from loans obtained included (1) Eurobonds issued by PT Finance totaling €2,050.0 million and (2) floating rate notes issued by PT Finance in July 2009 amounting to €250.0 million. Cash payments from loans repaid in 2009 included the repayments of (1) the Eurobonds issued by PT Finance in 1999 (€880.0 million), (2) commercial paper outstanding as of December 31, 2008 (€648.6 million) and (3) floating rate notes issued by PT Finance in December 2008 (€200.0 million).

        In 2011, 2010 and 2009, dividends paid amounted to €1,206.1 million, €1,452.0 million and €535.5 million, respectively. In December 2011, as approved by our Board of Directors, we attributed to our shareholders an anticipated dividend over 2011 profits of €0.215 per share, totaling €184.8 million, which was paid on January 4, 2012.

        In 2011, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar Norte Leste acquired 64,557,566 of our own shares, representing 7.2% of our share capital, including €61.5 million related to shares acquired before the end of March 2011 and €86.8 million related to shares acquired in the second quarter of 2011. The €86.8 million amount was proportionally consolidated in our consolidated statement of cash flows.

Indebtedness

        Our total consolidated indebtedness increased by 70.4% to €12,281.0 million at the end of 2011, compared to €7,206.3 million as of December 31, 2010, reflecting (1) net cash receipts from loans obtained (€1,255.9 million), primarily including the issuances and repayments of loans obtained described above under "—Cash Flows—Cash Flows from (Used In) Financing Activities" and (2) the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€3,748.6 million).

        Our cash and cash equivalents increased to €4,930.0 million as of December 31, 2011 from €4,764.7 million as of December 31, 2010, primarily explained by (1) the third and last installment received from Telefónica in October 2011 for our disposition of the 50% interest in Vivo and (2) net cash receipts from operating activities in 2011 (€1,775.2 million), which more than offset (a) net cash payments from investing activities in 2011 related to continuing operations (€3,009.2 million), primarily reflecting the acquisition of our investments in Oi and Contax and (b) the net cash payments from financing activities in 2011 (€540.3 million), as explained above.

        Our short-term investments increased to €738.1 million as of December 31, 2011 from €341.8 million as of December 31, 2010, reflecting the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€192.2 million) and payments, net of cash receipts, resulting from short-term financial applications, amounting to €204.2 million in 2011.

        Of the total indebtedness outstanding as of December 31, 2011, 73.2% was medium and long-term debt, compared to 86.8% as of December 31, 2010.

        The composition of our consolidated indebtedness as of December 31, 2009, 2010 and 2011 was as follows:

	As of December 31,
	2009		2010		2011
Debt	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness	Euro millions	% of total indebtedness
Short-term:
Bonds	41.8	0.6	—	—	1,562.0	12.7
Bank loans	245.9	3.5	175.8	2.5	563.8	4.6
Other loans	0.0	0.0	568.5	7.9	1,047.2	8.5
Derivative financial instruments	(1.6)	0.0	2.1	0.0	(2.2)	(0.0)
Liability for equity swaps on own shares	178.1	2.5	178.1	2.5	93.8	0.8
Financial leases	30.3	0.4	27.5	0.4	27.0	0.2

Total short-term	494.5	7.0	951.9	13.2	3,291.6	26.8

Medium- and long-term:
Exchangeable bonds	705.6	10.0	714.2	9.9	723.4	5.9
Other bonds	4,735.9	67.2	4,375.7	60.7	5,308.0	43.2
Bank loans	1,027.5	14.6	662.4	9.2	2,808.9	22.9
Derivative financial instruments	(1.4)	0.0	—	0.0	(4.2)	(0.0)
Other loans	0.0	0.0	454.3	6.3	117.8	1.0
Financial leases	84.0	1.2	47.7	0.7	35.6	0.3

Total medium- and long-term	6,551.5	93.0	6,254.4	86.8	8,989.4	73.2

Total indebtedness	7,046.0	100.0	7,206.3	100.0	12,281.0	100.0

Cash and cash equivalents	1,449.5	20.6	4,764.7	66.1	4,930.0	40.1
Short-term investments	26.9	0.4	341.8	4.7	738.1	6.0

Net Indebtedness	5,569.7	79.0	2,099.8	29.1	6,612.8	53.8

  Maturity

        Of the total indebtedness outstanding as of December 31, 2011, €3,291.6 million is due before the end of December 2012. The remaining €8,989.4 million is medium and long-term debt. As of December 31, 2011, the average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, was 5.9 years.

  Interest Rates

        As of December 31, 2011, 61.1% of our total indebtedness was at fixed rates, a reduction from 91.0% as of December 31, 2010, which is primarily explained by the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (approximately 80% of which debt bears interest at variable rates). Excluding the proportional consolidation of Oi and Contax as of December 31, 2011, 79.2% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued by PT Finance in 2005, 2007 and 2009.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody's	Ba2	Negative	April 13, 2012
Standard & Poor's	BB+	Negative	January 20, 2012
Fitch Ratings	BBB	Negative	December 6, 2011

        Certain of our debt instruments contain guarantee or pricing provisions that are triggered by certain changes in our credit ratings. See "—Covenants—Credit Ratings" below.

  Debt Instruments and Repayment and Refinancing of Indebtedness

        Set forth below is a brief description of certain of our debt instruments.

  •
  Bonds.  We have established a Euro Medium Term Note program ("EMTN") providing for the issuance of bonds. The EMTN allows for bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index linked. As of December 31, 2011, the total size of this program was €7.5 billion. As of December 31, 2011, we had outstanding bonds of €4,936.0 million. In addition, following the acquisition and proportional consolidation of the investments in Oi and Contax, bonds due as of December 31, 2011 include issuances by Tele Norte Leste Participações, Telemar Norte Leste, Brasil Telecom, Contax and the controlling shareholders of Oi and Contax. As of December 31, 2011, our proportional share of the liabilities under bonds issued by these Brazilian entities was €1,950.1 million. For additional information on these bonds, including the principal amount, price, maturity and interest of each series of bonds, see Note 38.2 to our audited consolidated financial statements.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million of bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum and the exchange price is currently €9.40 per ordinary share, in accordance with the terms and conditions of the bonds. For additional information on these exchangeable bonds, see Note 38.1 to our audited consolidated financial statements.

  •
  Credit Lines.  As of December 31, 2011, we had committed standby credit facilities totaling €1,640.0 million, of which €900.0 million was drawn as of December 31, 2011. Of the €1,640.0 million amount, €150.0 million expires in June 2012, and the remaining credi lines expire on various dates from 2013 through 2015. For additional information on these credit lines, see Note 38.3 to our audited consolidated financial statements.

  •
  EIB Loans.  We had several amortizing loans from the EIB in the aggregate amount of €594 million as of December 31, 2011. These include (1) loans in the aggregate amount of €303.3 million, bearing an average fixed interest rate of 3.3% per annum and maturing on various dates from 2012 to 2018, (2) loans in the aggregate amount of €177.1 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 3.5% per annum as of December 31, 2011, and maturing on various dates from 2012 to 2021 and (3) loans in the aggregate amount of €113.6 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 3.1% and maturing on various dates from 2012 to 2014.

  •
  Portuguese Commercial Paper Programs.  We have entered into several domestic commercial paper programs, under which we had issued a total amount of €554.0 million as of December 31, 2011, which matured in January 2012. Since December 31, 2011, we have rolled over and/or repaid these amounts. In addition, under these programs, we had available an underwritten amount of €200 million as of December 31, 2011.

  •
  Export Credit Facility.  In 2011, we entered into a €180.0 million export credit facility, including a €80.0 million committed facility. As of December 31, 2011, €21 million had been drawn under this facility.

  •
  Bank loans for our Brazilian Telecommunications Business—Oi.  As of December 31, 2011, the Oi Companies had a number of outstanding bank loans, including those described below. For additional information on these bank loans, see Note 38.3 to our audited consolidated financial statements.

  •
  Financing agreements entered into with the Brazilian national development bank (Banco Nacional de Desenvolvimento Econômico e Social, or "BNDES") by several of the Oi Companies for the purpose of financing investments between 2009 and 2011, totaling R$4,403 million. Interest is payable monthly from January 2012 to May 2018, and principal amortizes monthly until final maturity in December 2018. The outstanding amount due as of December 31, 2011 was R$3,054 million, and Portugal Telecom's proportionally consolidated portion was €324 million as of December 31, 2011.

  •
  A loan of R$4,300 million obtained in May 2008 by Telemar from Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom, with interest being payable semi-annually. The remaining principal amount is payable in four annual installments beginning on May 2015. The outstanding amount due as of December 31, 2011 was R$3,071 million, and Portugal Telecom's proportionally consolidated portion was €326 million as of December 31, 2011.

  •
  A credit facility entered into by Telemar in November 2006 with BNDES to finance the expansion and technological upgrading of its fixed line network. Interest and principal are payable monthly through June 2014. The outstanding amount due as of December 31, 2011 was R$760 million, and Portugal Telecom's proportionally consolidated portion was €81 million as of December 31, 2011.

  •
  A credit facility entered into by Brasil Telecom in November 2006 with BNDES, amounting to R$2,004 million (actual loans of R$2,055 million). Interest and principal are payable monthly through May 2014. The outstanding amount due as of December 31, 2011 was R$681 million, and Portugal Telecom's proportionally consolidated portion was €72 million as of December 31, 2011.

  •
  Liability Related to Equity Swaps on Treasury Shares.  As of December 31, 2011, we had equity swap contracts over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, requiring us to recognize a corresponding financial liability for the related acquisition cost in the amount of €178.1 million. In December 2011, we settled an amount of €84.3 million of the outstanding amount previously due and, consequently, the liability as of December 31, 2011 was reduced to €93.8 million.

  •
  Financing Relating to the Transfer of Unfunded Pension Obligations.  Following the transfer of certain unfunded pension obligations to the Portuguese State for a total amount of €1,021.7 million, we paid €100.0 million in December 2010, €17.4 million in January 2011 and €450.0 million in December 2011. The remaining €454.3 million must be paid no later than December 20, 2012 and bears interest at an annual rate of 3.25%.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of December 31, 2011, the main covenants are as follows:

  •
  Change in Control.  The exchangeable bonds, the credit lines amounting to €1,640.0 million, the loans obtained from EIB totaling €594.0 million as of December 31, 2011, the export credit facility totaling €180.0 million and a €50 million term loan provide for penalties in the case of any change in control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

  •
  Change of Control with Ratings Trigger.  The Eurobonds amounting to €1,000 million and €750 million issued in 2009 and the €600 million Eurobonds issued in 2011 provide for penalties in the case of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit Ratings.  Certain loan agreements with the EIB, totaling €129 million as of December 31, 2011, state that we may be asked to present a guarantee acceptable to the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). As of December 31, 2011, the repayment schedule of the €129 million loans is as follows: €46 million in 2012, €46 million in 2013 and €36 million in 2014. Our current credit ratings are BB+ by S&P, Ba2 by Moody's and BBB by Fitch. Consequently, as a result of our recent rating downgrades and considering this credit rating covenant, we and the EIB have agreed to (1) increase the spread of the loans mentioned above and (2) open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favor of the EIB, which will be reduced as the loans are repaid. In addition, the spread paid under the €1,200 million revolving credit facility depends on whether the credit rating is or is not higher than BBB- (as assigned by S&P) and Baa3 (as assigned by Moody's), and the margin paid under the €200 million underwritten portion of our commercial paper program also depends on the credit ratings assigned by S&P and Moody's. See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  As of December 31, 2011, certain credit facilities and commercial paper programs in the aggregate amount of €1,445 million provide that we must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Dispositions of Assets.  Credit facilities totaling €150 million and EIB loans totaling €594 million as of December 31, 2011 include certain restrictions regarding the disposition of assets by Portugal Telecom.

  •
  Financial Ratios.  Certain credit facilities and loans totaling €1,745 million require that the ratio of Consolidated Net Debt to EBITDA may not exceed certain values, which vary depending on the loan agreements. In addition, the pricing conditions applicable to certain facilities in the total amount of €215 million may be changed depending on the ratio of Consolidated Net Debt to EBITDA. Net debt is defined as total short, medium and long-term debt minus cash and cash equivalents and short-term investments. EBITDA is defined as income before financial results and taxes plus depreciation and amortization expenses, post retirement benefits costs, curtailment costs, net losses on disposals of fixed assets and net other costs. The ratio of net debt to EBITDA amounted to 2.7 in 2011, adjusted for the proportional consolidation of Oi and Contax in the first quarter and 1.4 and 2.3 in 2010 and 2009, respectively.

  •
  Negative Pledge.  The Euro Medium Term Notes, the exchangeable bonds, the revolving credit facilities, the export credit facility, the commercial paper programs and the €50 million term loan are subject to negative pledge clauses, which restrict the granting of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. We believe we are in full compliance with the covenants described above, after giving effect to our agreement with the EIB described under "—Credit Ratings."

        We discuss our exposure to interest rate and exchange rate risk, as well as our use of derivative instruments, in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

Post Retirement Benefits

        On December 2, 2010, we reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações, the Portuguese institution responsible for managing post retirement benefits for civil servants, of the pension liabilities that were guaranteed by PT Comunicações relating to a portion of its active and former employees, as well as the pension fund assets associated with those liabilities. The transfer included the Plano de Pensões do Pessoal da Portugal Telecom/CGA, the Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi and the liabilities associated with the survival benefit in the Plano de Pensões Marconi (collectively, the "Regulated Pension Plans").

        The present value of the liabilities associated with the Regulated Pension Plans, as of the date of transfer, was €2,803.8 million, as determined by an independent actuary. The market value of the pension fund assets transferred, as of the date of the transfer, was €1,782.1 million. Accordingly, the unfunded transferred liabilities amounted to €1,021.7 million, of which we paid €100 million in December 2010 and €467 million in 2011, and we must pay the remaining €454 million by December 2012.

        Following the transfer of certain pension plans to the Portuguese State, we are now responsible for a fixed monthly contribution to Social Security and the Caixa Geral de Aposentações in order to fund future benefits for the active beneficiaries included in these plans.

        In addition, following our strategic investment in Oi, we proportionally consolidated its net post retirement benefit obligations, amounting to €61.7 million as of December 31, 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are closed to new participants. Oi has several plans that are currently in a surplus position that is not recorded as an asset because is not possible to obtain reimbursements of that surplus.

        The following table shows the amount of our liabilities for post retirement benefits recorded on our statements of financial position as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
	(EUR Millions)
Gross projected pension benefit obligations	2,710.2	129.9	121.6
Minus: Pension fund assets at fair value	(1,954.8)	(109.3)	(98.5)
Prior years' service gains(1)	9.4	5.2	4.5

Accrued pension liabilities	764.9	25.8	27.6

Gross projected healthcare benefit obligations	335.3	342.5	352.6
Minus: Healthcare fund assets at fair value	(414.8)	(338.8)	(246.2)
Prior years' service gains(1)	14.0	13.1	12.2

Accrued healthcare liabilities/(surplus)	(65.5)	16.8	118.6

Obligations with salaries to suspended and pre-retired employees	791.4	924.3	782.5

Unfunded liability for post retirement benefits—Portuguese operations	1,490.8	966.9	928.7

Unfunded liability for post retirement benefits—Oi	—	—	61.7

Total accrued liability for post retirement benefits(2)	1,490.8	966.9	990.4

(1)
These prior years' service gains resulted from the effect on unvested pension and healthcare benefits of changes in the plans governing those benefits. These amounts will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years for pension benefits and 16 years for healthcare benefits).

(2)
As of December 31, 2011, this caption corresponds to the net amount of an accrued post retirement liability of €1,004.1 million and a non-current asset of €13.6 million related to the surplus of certain pension plans.

        Following the transfer of certain pension plans to the Portuguese State, we no longer sponsor any defined benefit plan relating to pensions, but we remain responsible for defined post retirement plans with respect to pension supplements and healthcare benefits. As of December 31, 2011, the projected benefit obligations ("PBO") of our post retirement benefits for our Portuguese telecommunications business, including pension supplements, healthcare benefits and salaries for pre-retired and suspended employees, amounted to €1,256.6 million (€121.6 million for pension supplements, €352.6 million for healthcare benefits and €782.5 million for salaries to pre-retired and suspended employees). These projected benefit obligations were computed based on discount rates of 4.75% for pension supplements and healthcare benefits and 3.75% for obligations related to the payment of salaries to pre-retired and suspended employees, respectively, and assuming an annual salary increase of 1.75% for pension supplements and healthcare benefits and an annual salary increase ranging between 0% and 1% for salaries due to pre-retired and suspended employees, depending on the amount of the salary and the year of payment, as explained in more detail in Note 14.1 to our audited consolidated financial statements. As of December 31, 2011, our post retirement benefit plans related to our Portuguese telecommunications business, which are closed to new participants, covered approximately 19,624 employees in the case of pensions (around 36% still in service), and approximately 24,401 employees in the case of healthcare obligations (around 24% still in service).

        According to the rules of the Instituto de Seguros de Portugal (ISP), the Portuguese insurance regulator, the liability related to retired employees under the pension plans must be fully funded. Under current rules, funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age. The estimated average working life of employees still in service is 14 years. As of December 31, 2011, our pension obligations for retired employees, computed based on ISP rules, are fully funded.

        In Portugal, there is no legislation on the establishment of funds to cover the healthcare obligations and the salaries for pre-retired and suspended employees. We are required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees, or when healthcare expenses are incurred. Accordingly, there is no requirement to fund these benefit obligations at present. However, we have set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., or PT Prestações, to finance our healthcare post-retirement liabilities. In previous years, we contributed €602 million to this fund, which is being managed in accordance with the same guidelines as our pension funds. In 2009, 2010 and 2011, we did not make additional contributions to this fund.

        The market value of the pension funds for our Portuguese telecommunications business amounted to €344.7 million as of December 31, 2011, a decrease from €448.1 million as of December 31, 2010, primarily explained by (1) the negative performance of assets under management (€72.1 million), (2) a refund of healthcare expenses paid on account by Portugal Telecom (€23.3 million) and (3) payments of pension supplements (€9.7 million). See Note 14.1 to our audited consolidated financial statements. The asset allocation of our pensions and healthcare benefits funds as of December 31, 2011 was 17.8% equity, 43.0% bonds and 39.3% cash and others. The effective return of the funds in 2011 was negative by approximately 16.6%.

        The accrued liability related to our total post-retirement benefits, related to both our Portuguese and Brazilian telecommunications businesses, amounted to €990.4 million (including €16.8 million of prior year service gains not recognized in our results of operations). In 2011, the accrued liabilities increased by €23.6 million, reflecting primarily (1) the impact of the proportional consolidation of Oi as from April 1, 2011 (€52.5 million) and (2) the increase in Oi's unfunded obligations during the nine months from April 1 to December 31, 2011 (€9.3 million), which was partially offset by a reduction in net accrued liabilities from Portuguese telecommunications business (€38.2 million). The reduction relating to our Portuguese telecommunications business is primarily explained by salary payments to suspended and pre-retired employees made during the period (€174.0 million), which were partially offset by total post retirement benefits and curtailment costs (€61.5 million) and net actuarial losses (€71.8 million) recognized in the period. The increase in unfunded obligations from Oi (€9.3 million) relates primarily to post retirement benefits costs (€4.5 million) and net actuarial losses (€8.7 million) recognized in the period, partially offset by the impact of the depreciation of the Brazilian Real against the Euro (€2.9 million).

        The table below shows the evolution of our total net responsibilities for post retirement benefits, related to both our Portuguese and Brazilian telecommunications businesses, during the years ended December 31, 2010 and 2011.

	2010	2011
	(EUR Millions)
Accrued liability for post retirement benefits (initial balance)	1,490.8	966.9
Changes in the consolidation perimeter	—	52.5
Post retirement benefit expenses	36.8	33.4
Workforce program reduction costs	141.6	32.6
Contributions and payments	(131.2)	(172.6)
Net actuarial losses	450.7	80.5
Foreign currency translation adjustments	—	(2.9)
Unfunded obligations transferred to the Portuguese State	(1,021.7)	—

Accrued liability for post retirement benefits (final balance)	966.9	990.4

        The table below sets forth the components of our total net post retirement benefit expenses, related to both our Portuguese and Brazilian telecommunications businesses, in the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
	2009	2010	2011
	(EUR Millions)
Portuguese telecommunications business:
Service cost	6.8	7.2	3.5
Interest cost	216.4	192.0	53.0
Expected return on assets	(131.6)	(129.2)	(26.1)
Prior year service gains(1)	—	(31.2)	—
Amortization of prior year service gains(2)	(2.0)	(1.9)	(1.5)

Subtotal	89.6	36.8	28.9

Brazilian telecommunications business—Oi(3)	—	—	4.5
Subtotal	89.6	36.8	33.4

Contribution to Social Security(4)	—	1.4	25.1

Total post retirement benefit expenses	89.6	38.2	58.5

(1)
The prior year service gain recognized in 2010 is related to Portuguese Law 3B/2010, which introduced a maximum amount for pension benefits.

(2)
This caption is related to the amortization of prior year service gains on unvested pension benefits.

(3)
Oi's post retirement benefits costs include mainly interest cost (€69.3 million), the expected return on assets (€102.6 million) and a cap on recognition of plan assets pursuant to IFRIC 14 (cost of €36.0 million), as explained in more detail in Note 14.2 to our consolidated financial statements.

(4)
This caption corresponds to our fixed monthly contribution to Social Security and Caixa Geral de Aposentações in order to fund future service of the active beneficiaries included in certain pension plans, following their transfer to the Portuguese State.

        In 2009, 2010 and 2011, net curtailment costs amounted to €14.8 million, €145.5 million and €36.4 million, respectively. The higher level of costs recorded in 2010 reflects primarily a reduction in employees undertaken at the end of 2010.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2009, 2010 and 2011.

	Year Ended December 31,
	2009	2010	2011
	(EUR Millions)
Portuguese telecommunications business:
Contributions to the pension funds(1)	75.7	35.5	1.7
Payments of pensions to pre-retired and suspended employees	1.6	0.8	1.1
Salary payments (pre-retired and suspended employees)	174.4	160.3	174.0
Regular healthcare payments	23.0	18.9	18.0
Refund(2)	(26.2)	(84.3)	(23.3)

Subtotal	248.5	131.2	171.5
Brazilian telecommunications business—Oi	—	—	1.1
Subtotal	248.5	131.2	172.6
Termination payments	2.7	4.0	3.8

Service cost related to liabilities transferred to the Portuguese State(3)	—	—	21.8

Payment to the Portuguese State related to the transfer of pension plans	—	100.0	—

Total payments related to post retirement benefits	251.2	235.2	198.2

(1)
In addition to these cash contributions, during 2009, we made contributions in kind (real estate assets) to the pension funds amounting to €33.0 million.

(2)
In 2010, this caption includes €75.0 million related to a refund of excess financing from the healthcare plan.

(3)
This caption corresponds to a fixed contribution paid to the Portuguese Social Security System relating to the annual service of active and suspended employees who were entitled to pension benefits under our post retirement benefit plans that were transferred to the Portuguese State in December 2010.

        Our actuarial assumptions are subject to change, including the increase or decrease in the discount rates we use. In determining the appropriate discount rates for our Portuguese telecommunications business, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those commonly used in the Portuguese market. Note 14 to our consolidated financial statements contain sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our health care cost trend assumption and our assumption about the long-term rate of return on fund assets. Total net actuarial losses in 2011, related to both our Portuguese and Brazilian telecommunications businesses, amounted to €80.5 million, compared to net losses of €450.7 million in 2010.

        Net actuarial losses totaled €80.5 million in 2011 and include losses from our Portuguese and Brazilian telecommunications businesses amounting to €71.8 million and €8.7 million, respectively. Net actuarial losses recorded by our Portuguese telecommunications business include (1) a gain of €19.4 resulting from changes in actuarial assumptions, corresponding to the impact of the reduction of the salary increase rate on responsibilities for salaries payable to suspended and pre-retired employees and (2) a loss of €91.2 resulting from differences between actual data and actuarial assumptions, related mainly to the difference between actual (-16.6%) and expected (+6.0%) returns on plan assets (loss of €98.2 million). Net actuarial losses from Oi amounting to €8.7 million include the impact of changes in actuarial assumptions (gain of €27.9 million) and differences between actual data and actuarial assumptions (loss of €108.1 million), as well as a cap effect on the recognition of plan assets pursuant to IFRIC 14 (gain of €71.4 million), as explained in Note 14.6 to our consolidated financial statements.

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

Equity

        Our total equity excluding non-controlling interests amounted to €2,828.1 million as of December 31, 2011, €4,392.4 million as of December 31, 2010 and €1,318.3 million as of December 31, 2009.

        The decrease in total equity excluding non-controlling interests in 2011 was primarily related to (1) the dividends paid to our shareholders in June 2011 (€1,118.0 million) and the interim dividends approved in December 2011 and paid in January 2012 (€184.8 million), (2) negative currency translation adjustments amounting to €280.7 million, mainly related to the impact of the depreciation of the Brazilian Real against the Euro, (3) the acquisition by Oi of Portugal Telecom shares (€148.3 million), which for accounting purposes are classified as treasury shares based on our interest in Oi, (4) net actuarial losses recognized in the period (€56.7 million, net of tax effect) and (5) a negative impact recorded directly in shareholders' equity resulting from the reassessment of the fair value of certain tangible assets recognized in accordance with the revaluation model (€94.6 million). These effects more than offset the net income generated in the period of €339.1 million.

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

        Our total equity excluding non-controlling interests as a percentage of total assets decreased from 29.0% at the end of 2010 to 12.3% at the end of 2011. Our gearing ratio, calculated as the ratio of net debt to total equity plus net debt, increased from 31.3% as of the end of 2010 to 63.9% as of the end of 2011, primarily as a result of the impact of the proportional consolidation of Oi and Contax as from April 1, 2011, which led to an increase in net debt.

 Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations:
Indebtedness	12,357.0	3,304.2	3,590.9	1,578.7	3,883.1
Interest on indebtedness(1)	2,878.5	670.1	1,019.9	560.8	627.7
Unfunded post retirement benefits(2)	1,226.2	184.8	327.7	253.2	460.6
Licenses and concessions(3)	507.8	127.1	141.8	111.9	127.0
Unconditional purchase obligations(4)	322.7	322.7	—	—	—
Operating lease obligations(5)	168.4	45.8	43.6	32.4	46.7

Total contractual cash obligations	17,460.6	4,654.7	5,123.9	2,537.0	5,145.0

(1)
Interest on indebtedness is based on our indebtedness as of December 31, 2011, assuming that repayments will be made on scheduled dates and based on certain assumptions regarding interest rates on our floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on indebtedness and do not include any interest income on cash and cash equivalents and short-term investments.

(2)
These amounts primarily include the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and expected contributions to our pension funds, described above in "—Post Retirement Benefits." The total amount relating to our Portuguese telecommunications business differs from the net accrued post retirement liability recognized in our consolidated statement of financial position primarily because the latter amount relates to the discounted unfunded obligations. In addition, this caption also includes expected contributions to cover the actuarial deficit of Oi's pension plans.

(3)
This caption includes (1) estimated bi-annual fees due to ANATEL under Oi's concession agreements equal to 2.0% of the net operating revenues of Brasil Telecom (now Oi S.A.), which are derived from the provision of local fixed-line services (excluding taxes and social contributions) and (2) payments due to ANATEL and ANACOM as of December 31, 2011 for radio frequency licenses (see Note 39 to our audit consolidated financial statements).

(4)
Unconditional purchase obligations primarily relate to contractual agreements with suppliers for the acquisition of tangible fixed assets and stocks, including amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment.

(5)
Our operating leases relate to the contractual rental agreements entered into by our businesses and include obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred.

        In addition to the commitments included in the table above, we have announced a shareholder remuneration package proposal that includes an ordinary cash dividend of €0.65 per share for the fiscal year ending December 31, 2011, of which €0.215 per share was paid in January 2012 and the remaining €0.435 per share was approved at the Annual Shareholders' Meeting held on April 27, 2012.

        Our intention is to fulfill these commitments from our operating cash flow generated in each of those years.

Off-Balance Sheet Arrangements

        In the course of our business, we provide certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2011, in our Portuguese telecommunications business, we had provided bank guarantees to Portuguese courts and tax authorities in the amount of €273.7 million relating primarily to tax assessments, and we had provided bank guarantees on behalf of PT Comunicações to municipal authorities, ANACOM and other entities (€21.8 million), on behalf of TMN to ANACOM and other entities (€17.2 million) and on behalf of other subsidiaries (€4.8 million). As of December 31, 2011, our proportionally consolidated portion of bank guarantees provided by Oi was €871.7 million relating primarily to deposits in connection with litigation, contractual obligations and obligations to ANATEL. For additional information on these bank guarantees, see Note 46 to our audited consolidated financial statements.

        In addition to the bank guarantees described above, as of December 31, 2011, we had provided guarantees amounting to €439 million in favor of the EIB in connection with the loans obtained from this bank (see "—Indebtedness—Covenants—Credit Ratings"). In addition, certain loans obtained by the Oi Companies, totaling €715 million, were collateralized by either receivables or by guarantees presented by the parent company or its subsidiaries.

        Finally, as part of certain sale leaseback transactions entered into in previous years (Qualified Technological Equipment transactions, or "QTE leases") with third parties, in the past we have sold and then leased back certain telecommunications equipment. The flow of lease payments and our remuneration were prepaid at the outset of the contracts and, for this reason, are not shown as future lease payments in the table under "—Contractual Obligations and Commercial Commitments" above. The remuneration is recognized as income over the period of the transaction. We have recorded these QTE leases as an asset and the corresponding liability on our consolidated statement of financial position. During the year ended December 31, 2011, we terminated several of these QTE leases, and our only remaining QTE lease involves TMN. Under TMN's QTE lease, we have agreed with certain financial institutions to issue a letter of credit for the benefit of the trustee, which amounted to US$5 million as of December 31, 2011, equivalent to €4 million at the exchange rate prevailing at year end. See Note 32 to our audited consolidated financial statements for more information about these transactions. In addition, we had bank deposits amounting to €3 million as of December 31, 2011, the use of which was restricted due to this QTE lease transactions.

        We believe that our guarantees are part of our ordinary financing activities and therefore do not expect a material impact on our liquidity resulting from those guarantees.

 Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        The table below sets out our total capital investments related to continuing operations for 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(EUR Millions)
Capital expenditures	848.1	798.4	1,223.8
Financial investments	10.6	3.7	3,771.4

Total	858.7	802.1	4,995.2

Capital Expenditures

        During 2011, we made capital expenditures totaling €1,223.8 million. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(EUR Millions)
Telecommunications in Portugal(1)	745.5	657.2	647.0
Telecommunications in Brazil—Oi	—	—	444.3
Other(2)	102.6	141.2	132.5

Total	848.1	798.4	1,223.8

(1)
This caption excludes (1) real properties acquired from the pension funds in connection with the transfer of unfunded pension obligations to the Portuguese State (€226 million in 2010 and €3 million in 2011), (2) an intangible asset recognized by TMN in 2011 (€106 million) corresponding to the present value of the installments payable to ANACOM totaling €113 million related to the acquisition of TMN's LTE license, (3) the present value of the commitments assumed by PT Comunicações in 2011 under its DTT license (€24 million) and (4) investments made in 2011 in a data center (€3 million).

(2)
This caption excludes the commitments under the terms of Cabo Verde Telecom's 3G license (€6 million in 2011) and a parcel of real estate acquired by a Portuguese company in connection with the transfer of unfunded pension obligations to the Portuguese State (€10 million in 2010).

        Capital expenditures were €1,223.8 million in 2011, equivalent to 19.9% of total operating revenues, a decrease of 1.4 percentage points from 2010. The decrease in Portuguese telecommunications business capital expenditures from €657.2 million in 2010 to €647.0 million in 2011 was primarily explained by (1) a lower number of set-top-boxes per fiber TV customer as compared to ADSL customers, (2) a lower unitary cost of set-top-boxes, optical network terminators and home gateways and (3) improved refurbishment rates of set-top boxes. This decrease in customer-related capital expenditures was partially offset by the swap of TMN's 2G equipment for LTE (4G-enabled) equipment, and increased investments in capacity of existing 3G and 3.5G networks.

        In 2011, our proportionally consolidated portion of Oi's capital expenditures as from April 1, 2011 were €444.3 million, equivalent to R$1,034 million. The investments in Oi's fixed line network were aimed at (1) improving network quality and expanding coverage, (2) increasing speed of broadband services and (3) providing data packages to corporate customers. With respect to Oi's mobile network,

Oi focused on coverage expansion, encompassing all regions, and capacity of data traffic (3G) in strategic locations.

        Other capital expenditures include capital expenditures related to consolidated businesses not included in our two reportable segments and support companies. In 2011, these other capital expenditures decreased to €132.5 million, compared to €141.2 million in 2010, primarily due to a lower contribution from Dedic/GPTI, which was fully consolidated until June 30, 2011 and then integrated into Contax, and lower capital expenditures at MTC in Namibia and CVT in Cape Verde. These effects more than offset the impact of the proportional consolidation of Contax as from April 1, 2011 (€29.7 million), including Dedic/GPTI as from July 1, 2011, and higher capital expenditures at Timor Telecom.

        In 2012, we expect to make investments similar in nature (though amounts may vary) to those made in 2011. We generally fund our capital expenditures from cash flow generated by our operating activities and debt financing.

Financial Investments

        Investments in financial assets (including goodwill) related to continuing operations amounted to €3,771.4 million in 2011, €3.7 million in 2010 and €10.6 million in 2009.

        On July 28, 2010, we signed an agreement with Telefónica for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel we owned. Brasilcel owned approximately 60% of the total share capital of Vivo. The price of such capital stock was €7,500 million, of which we received €4,500 million at the closing of the transaction on September 27, 2010, €1,000 million on December 30, 2010 and the remaining €2,000 million on October 31, 2011. The agreement also provided for certain other commercial arrangements between Telefónica and Portugal Telecom that were subsequently rendered inapplicable. Upon the closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

        On December 29, 2010, we reached an agreement for the disposal to a Brazilian businessman of our 28.78% interest in Universo Online S.A., Brazil's largest internet provider by revenue. The total consideration for the sale was R$356 million (€155.5 million). The transaction closed on January 27, 2011.

        As described in more detail under "Item 4—Information on the Company—Our Businesses—Brazilian Operations—Strategic Partnership with Oi," on March 28, 2011, we completed the acquisition of a 25.3% economic interest in Oi and a 42.0% economic interest in Contax. We paid a total of R$8,437 million (€3,728 million) in connection with these transactions.

        In April 2011, Contax acquired an investment in Allus Global BPO Center for an amount of R$245 million, and our proportionally consolidated amount was R$103 million (€44 million). We proportionally consolidated the investment in Allus as from April 30, 2011 through our proportional consolidation of Contax.

Share Capital and Share Buyback Program

        During the years ended December 31, 2011 and 2010 there were no changes in share capital. As of December 31, 2011, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        In 2011, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar Norte Leste, one of the Oi Companies, acquired 64,557,566 of our own shares, representing 7.2% of our share capital, including €61.5 million related to shares acquired before the end of March 2011 and €86.8 million related to shares acquired in the second quarter of 2011.

Research and Development

        In 2011, we invested approximately €219 million in innovation, research and development in Portugal, which translates into more than 5% of our total revenues, adjusted for the proportional consolidation of Oi and Contax. Our research and development programs in Portugal focus on intelligent networks, network management systems, advanced services and systems and network integration. Our research and development activities, carried out primarily through PT Inovação, have been responsible for the introduction of innovative products and services and for the development of in-house technology. These activities have allowed our employees to remain up-to-date in terms of technology and technological development in the telecommunications sector on both a European and a worldwide level. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

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

Exchange Rate Exposure to the Brazilian Real

        Our interest in Oi and Contax exposes us to significant exchange rate risk in respect of the Brazilian Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See "—Liquidity and Capital Resources—Equity" above.

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2010 and 2011.

	As of December 31,
	2010		2011
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	13,861.3	91.4%	10,332.6	45.0%
Brazilian Real	276.9	1.8%	11,504.0	50.1%
Other	1,031.7	6.8%	1,107.2	4.8%

Total	15,169.9	100%	22,943.8	100%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and other currencies as of December 31, 2010 and 2011. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 38 to our audited consolidated financial statements included in this report.

	As of December 31,
	2010		2011
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	7,186.1	99.7%	8,399.9	68.4%
Brazilian Real	6.8	0.1%	3,668.2	29.9%
Other currencies	13.4	0.2%	212.8	1.7%

	7,206.3	100.0%	12,281.0	100.0%

Exposure to Exchange Rate Risk

        For more detailed information as of December 31, 2011 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        As a result of our investment in Oi, our investments in Brazil represent a substantial part of our assets. Given our substantial investments in Brazil, a devaluation of the Brazilian Real may have a significant impact on our statement of financial position and financial results. By the end of 2011, the exchange rate between the Euro and the Real was R$2.4159 = €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow, this could also have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

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

        With the establishment of our strategic partnership with Oi, we will continue to explore the growth potential of the Brazilian mobile and fixed line telecommunications market, leveraging Brazil's favorable demographics and penetration growth potential, fixed-mobile migration and mobile broadband. To further exploit data services, we expect to continue to invest in the development of 3G and 3.5G services. Additionally, we intend to increase our exposure to high-growth markets in Africa by selectively considering value- creating opportunities and taking full advantage of our existing asset portfolio and partnerships. We expect to continue to promote the sharing of best practices among all of our assets, aiming at supporting our competitive position in all markets.

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

Board of Directors and the Executive Committee

        As of April 30, 2012, our Board of Directors consisted of 23 directors, and the Executive Committee was composed of seven directors. The names and offices of members of our Board of Directors as of April 30, 2012, their principal past affiliations and certain other information are set forth below.

        The following directors are members of the Executive Committee:

        Zeinal Abedin Mahomed Bava.    First elected 2000. Age 46. Chief Executive Officer of Portugal Telecom since March 28, 2008; Elected for the first time in 2000; Former term of office ended on December 31, 2008 and was reelected in 2009. Appointed Chief Executive Officer of Portugal Telecom SGPA S.A. in March 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of Portugal Telecom Data Center, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Member of the Board of Directors of Telemar Participações, S.A.; Member of the Board of Directors of Contax Participações, S.A.; Member of the Board of Directors of CTX Participações, S.A.; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of Fundação Luso Brasileira; Member of the Board of Directors and member of the Council of Founders of of Fundação Portugal África; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação; Member of the General Council of Universidade Técnica de Lisboa; Member of the General Council of Fundação Portuguesa das Comunicações; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011; Chairman of the Board of Directors of PT Ventures, SGPS S.A. from November 2008 until July 2010; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from March 2006 until April 2009; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. from September 2007 until April 2009; Member of the Board of Directors of Fundação Luso-Brasileira from June 2009 until September 2009; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 until October 2007; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September 2007; Chairman of the Board of Directors of PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 until September 2007; Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007; Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007; Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007; Chief Executive Officer of TMN—Telecomunicações Móveis Nacionais, S.A. from December 2005 until May 2006; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; Member of the Board of Directors of PT Rede Fixa, SGPS S.A. from March 2006 until June 2009; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 until April 2006; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006; Executive Vice-Chairman of the Board of Directors of

PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 until May 2005; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 until December 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. from 2000 until 2002; Merrill Lynch—Executive Director and Relationship Manager for Portugal Telecom, from 1998 until 1999; Deutsche Morgan Grenfell—Executive Director and Relationship Manager for Portugal Telecom from 1996 until 1998; Warburg Dillon Read—Executive Director from 1989 until 1996.

        Alfredo José Silva de Oliveira Baptista.    First elected April 2011. Age 60. Chairman of the Board of Directors of PT—Sistemas de Informação, S.A.;Executive Member of the Board of Directors of PT Portugal, S.A.; Executive Member of the Board of Directors of PT Comunicações, S.A.; Executive Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2006 until 2011; Chief Executive Officer of PT Prime, S.A. from 2000 until 2002; Vice-Chairman of PT Prime, S.A. from 1999 until 2000; General Manager of Negócios Empresariais from 1996 until 1999; Director of PT Internacional from 1996 to 1997; Director of Portugal Telecom, S.A. from 1994 until 1996.

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Age 45. Chief Financial Officer and Executive Director of Portugal Telecom since April 2006; Chairman of the Board of Directors of PT Centro Corporativo, S.A.; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A.; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A; Chairman of the Boards of Directors of Portugal Telecom—Associação de Cuidados de Saúde; Vice-Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A; Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.; Vice-Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of PT Ventures, SGPS S.A.;Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A.; Director of Africatel Holdings B.V.; Member of the Board of Directors of Unitel, SARL; ; Non-Executive Director of BEST—Banco Electrónico de Serviço Total, S.A. until 2007; Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until May 2008; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A., from April 2008 until March 2009; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from May 2006 until October 2007; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009; Chairman of the Board of Directors of PT-ACS—Associação de Cuidados de Saúde from May 2007 until April 2009; Member of the Board of Directors of PT Centro Corporativo, S.A. from November 2006 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A. from November 2007 until June 2009; Member of the Board of Directors of Telemig Celular

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

        Carlos António Alves Duarte.    First elected March 2009. Age 51. Member of the Board of Directors of PT Portugal, SGPS S.A.; Member of the Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.;Vice-Chairman of the Board of Directors of CaixaNet S.A.; Chairman of the Board of the General Meeting of Inesc; Executive Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2008 until 2011; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. from May 2006 until April 2011; Director and Chief Executive Officer of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from July 2003 until March 2008; Executive Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2003 until February 2009; Director of BEST—Banco Electrónico de Serviço Total, S.A. from January 2006 until October 2007; Chief Executive Officer of Oni Telecom from June 2000 until March 2003; Chief Executive Officer of Oni Açores from June 2000 until March 2003; Executive Chairman of EDS Ibéria and General Manager of EDS Portugal from November 1996 until May 2000; Among other duties, he was General Manager of IBM from December 1986 until October 1996; Chairman of the Board of Directors of Rigorsoft from 1995 until November 1996; Executive Director of Compensa, S.A. from 1995 until November 1996.

        Pedro Humberto Monteiro Durão Leitão.    First elected April 2011. Age 41. Executive Member of the Board of Directors of PT Comunicações, S.A. Executive Member of the Board of Directors of PT Portugal, S.A. from 2007 until the present; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Sales, S.A.; Member of the Board of Directors of Tele Norte Leste Participações, S.A.; Board Member of Páginas Amarelas, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011; Director of PT Multimédia, SGPS S.A. from 2004 until 2007; Director of TV Cabo Portugal, S.A. from 2004 until 2007; Director of PT Conteúdos, SGPS S.A. from 2004 until 2007; Director of Lusomundo Audiovisuais, S.A. from 2004 until 2007; Managing Director of PTM.com, SGPS S.A. from 2002 until 2004; Managing Director of Telepac, S.A. from 2002 until 2004; Managing Director of Saber e Lazer, S.A. from 2002 until 2004.

        Manuel Rosa da Silva.    First elected March 2009. Age 44. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Portugal, SGPS S.A.;Member of Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from April 2007 until December 2011; Director of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. from July 2009 until January 2011;

Director of PT Multimédia—Serviços de Telecomunicação e Multimédia, SGPS S.A. from April 2006 until October 2007; Director of PT Comunicações, S.A. from 2004 to 2006; Group Director of Corporate Finance in Portugal Telecom, SGPS S.A. from 2002 until 2003; Group Director of Investor Relations in Portugal Telecom, SGPS S.A. from 2002 until 2003; CFO of PTM.com, Serviços de Acesso à Internet, SGPS S.A. from 2000 until 2002; Vice-Chairman of Merill Lynch London; Director of mergers and acquisitions at Morgan Grenfell London; Associate in Investment Banking Associate at SG Warburg London; Consultant at KPMG Consulting London, where he worved with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America.

        Shakhaf Wine.    First elected March 2009. Age 42. Member of the Executive Committee of Portugal Telecom; Chairman and Chief Executive Officer of Portugal Telecom Brasil S.A.; Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.; Member of the Board of Directors of Tele Norte Leste Participações, S.A.; Member of the Board of Directors of Contax Participações, S.A.; Vice-Chairman of the Board of Brasilcel N.V., Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações S.A. up to September 2010; Member of the Board of Directors of Universo Online S.A. up to January 2011; Chairman of the Board of Directors of Mobitel, S.A. up to June 2011; Member of the Board of Directors of PT Investimentos Internacionais—Consultoria Internacional, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Participações, SGPS S.A. from March 2008 until March 2009; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007; Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003; Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998; Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993.

        The following directors are not members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Age 68. Chairman of the Board of Directors of Portugal Telecom since April 2006; Chief Executive Officer of Portugal Telecom from April 2006 until March 2008; Chairman of General Council of Fundação Portugal Telecom; Chairman of General Council of Universidade de Lisboa; Member of the Strategic Council of Banco Finantia; Member of the Board of Trustees of Fundação Luso-Brasileira; Member of the Advisory Council of Banco ING; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação until October 2009; Non-executive Director of Fundação Eugénio de Almeida; Member of the Council of Founders of Fundação Casa da Música until February 2009; Member of the Board of Directors of Fundação Portugal África until November 2009; Vice Chairman of the Board of Directors of ELO—Associação Portuguesa para o Desenvolvimento Económico e a Cooperação until November 2009; Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 until 2008; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A. from 2006 until 2009; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 until 2008; Chairman of the Board of Directors of PT Portugal , SGPS S.A. from 2006 until 2007; Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 until 2008; Non-executive Member of the Board of Directors of

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

        Otávio Marques de Azevedo.    First elected April 2011. Age 60. Chairman of Andrade Gutierrez Telecomunicações Ltda. and Executive Chairman of Andrade Gutierrez S.A., the controlling holding company of the Andrade Gutierrez Group; Chairman of the Board of Directors of Telemar Participações S.A., the controlling holding company of Oi; ; Chairman of the Board of Directors of CTX Participações S.A., the parent of Contax Participações S.A.; Member of the Strategic Council of the Federação das Indústrias do Estado de Minas Gerais (FIEMG); Member of the Board of the Associação Comercial do Rio de Janeiro (ACRJ); Member of the Superior Council of Infrastructure of the Federação das Indústrias do Estado de São Paulo (FIESP); formerly the first Chairman of the Board of Directors of Telemar, Chairman of Telemig and Executive Vice Chairman of Telebrás.

        Francisco Manuel Marques Bandeira.    First elected 2008. Age 54. Member of the Board of Directors of Portugal Telecom; Non-Executive Director of Caixa Seguros e Saúde, SGPS, S.A.; Non-Executive Director of Caixa Participações, SGPS, S.A.; Non-Executive Director of Visabeira, SGPS, S.A.; Member of the Compensation Commettee of REN—Redes Energéticas Nacionais, SGPS, S.A.; Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. from January 2008 until July 2011; Chairman of the Board of Directors of Banco Português de Negócios, S.A. from November 2008 until August 2011; Chairman of the Board of Directors of Banco Efisa from November 2009 until August 2011; Non-Executive Chairman of Banco Caixa Geral Totta Angola, S.A. from July 2009 until October 2011; Chairman of Parbanca, SGPS, S.A. from June 2009 until October 2011; Member of the Board of Partang, SGPS, S.A. from January 2011 until October 2011; Non-Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Mozambique) from April 2010 until October 2011; Non-Executive Chairman of the Management Board of Caixa Geral de Aposentações, IP from January 2008 until July 2011; Member of the Board of Parcaixa, SGPS, S.A. from April 2009 until December 2011; Non-executive member of the Board of Directors of Grupo Pestana Pousadas from January 2007 until March 2009; Non-executive member of the Board of Directors of AdP—Águas de Portugal, SGPS S.A. from October 2006 until March 2009;

Chairman of the Board of Directors of Banco Caixa Geral from January until December 2008; Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, S.A. from October 2006 until March 2008; Director of Caixa Geral de Depósitos S.A. from 2005 until 2008; Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, S.A. from 2006 until 2008; Non-Executive Director of RAVE from 2001 until 2002; Non-Executive Director of FIEP from 1997 until 2001; Vice-Chairman of the Board of Directors of ICEP from 1996 until 2000; Member of the committees for EXPO 98 and for the Pavilhão de Portugal, from 1996 to 1999; Officer, Sub-manager, Assistant-manager, Manager and Coordinating Manager of Banco de Fomento e Exterior, from 1988 until 1996; Assistant to the Coordination Committee of the Portuguese Central Territory (Assessor da Comissão de Coordenação da Região Centro), in the PIDR for Baixo Mondego, from 1986 until 1988; Officer at the IFADAP, from 1981 to 1986; Lecturer in special education school (Ensino Especial), from 1975 until 1979.

        José Guilherme Xavier de Basto.    First elected 2007. Age 73. Member of the Board of Directors and of the Audit Committee of Portugal Telecom; Member of the Center of Studies at the Chamber of Chartered Accountants; Member of the Financial Matters Committee of Millennium BCP, S.A. since April 2009; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        João Manuel de Mello Franco.    First elected 1997. Age 65. Member of the Board of Directors and Chairman of the Audit Committee of Portugal Telecom; Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009; Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008; Since 2008, Non-Executive Director of EDP Renováveis, S.A., of which he is Chairman of the Audit Committee since that same year and Member of the Related Parties Transactions Committee since that same year; Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD since 2011; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi from 1994 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP—Telefones de Lisboa e Porto, S.A. from 1989 until 1994.

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Age 45. Member of the Board of Directors of Portugal Telecom; Director of Banco Espírito Santo, S.A.; Director of E.S. Ventures, SCR, S.A.; Director of BES—Companhia de Seguros, S.A.; Director of Glintt, Global Intelligent Technologies, SGPS S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Director of ESDATA, Espírito Santo Data, SGPS S.A. from August 2002 until September 2007; Director of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 until 2006; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 until 2006; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Manager of the Strategic Markting Department of Banco Espírito Santo, S.A. from 1995 until 1999; Manager of the Strategic Planning and Studies Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant at Roland Berger & Partner, Munich, from 1991 until 1993; Consultant at Roland Berger & Partner, Portugal, from 1989 until 1991.

        Mário João de Matos Gomes.    First elected March 2009. Age 64. Member of the Board of Directors and Audit Committee of Portugal Telecom; Chairman of the Supervisory Board of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Founding Partner and Director of the Portuguese Statutory Auditing Firm Ascenção, Gomes, Cruz & Associado—SROC; Vice-Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC);

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

        Pedro Jereissati.    First elected April 2011. Age 33. Chief Executive Officer of Telemar Participações S.A., the controlling shareholder of Oi; Executive Vice President of the Jereissati Group; Member of the Board of Directors of the Jereissati Group, Tele Norte Leste Participações S.A., Contax Participações S.A. and Iguatemi Empresa de Shopping Centers S.A. ("Iguatemi"); Chief Financial Officer of Iguatemi from 2005 until 2008; nominated as a Member of the Brazilian Council for Economic and Social Development by Brazilian President Luis Inácio Lula da Silva in 2003.

        Gerald Stephen McGowan.    First elected 2003. Age 65. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 until 2007; United States Ambassador to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 to 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        Rafael Luís Mora Funes.    First elected 2007. Age 46. Member of the Board of Directors of Portugal Telecom; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A.; Vice Chairman of the Board of Directors of Grupo Económica, SGPS S.A.; Member of the Supervisory Board of INDEG—ISCTE Business School; ; Managing Partner of Heidrick & Struggles Portugal; Member of the Sustainability and Governance Committee of Millennium BCP Group until 2007.

        Maria Helena Nazaré.    First elected 2009. Age 62. Member of the Board of Directors of Portugal Telecom; Principal of the University of Aveiro (Portugal) since 2002 until 2010; President of the Advisory Council of Fundação Galp Energia; President of Sociedade Portuguesa de Física; Vice-Chairman of European University Association (EUA) since March 2009; Chairman of the Steering Committee of the Institutional Evaluation Programme at the European University of Association until 2009; Chairman of the Internationalization Working Group of the EUA; Member of the Insitutional Evaluation Group of the EUA since 2004; Member of the Research Working Group of the EUA, since 2004; Chair of the Committee of the Portuguese Rector's Conference for Research and Knowledge- transfer ; Member of the European Commission Expert Group for the European Research Area; Chairman of the João Jacinto de Magalhães Foundation; Member of the Executive Council of Fundação das Universidades Portuguesas (Portuguese Universities Foundation); Member of the Steering Committee of the Institutional Evaluation (EUA) since 2005; Dean of the Health School of the University of Aveiro from 2000 util 2002; Member of the Board of the Aveiro Maritime Harbour (1999-2000); President of Columbus Association: Network of European and Latin-American Universities; Head of the research Lab in "Física de Semicondutores em Camadas, Optoelectróncia e Sistemas Desordenados" (1996-1999); Vice Rector of the University of Aveiro (1991-1998); Head of the Research Institute of the University of Aveiro (1995-1998); Chair of the Executive Council of the Joao Jacinto de Magalhães Foundation (1993-1998); Member of the Steering Committee of the International Conference of Defects in Semiconductors (1997); Vice President of the Scientific Council of the University of Aveiro (1990-1991); Head of the Departament of Physics of the University of Aveiro (1978-1980; 1986 - 1988).

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Age 50. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES-Vida, Companhia de Seguros, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Bank Espírito Santo (International) Limited; Chairman of the Board of Directors of BIC—International Bank, Ltd (BIBL); Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of BES Finance Limited; Member of the Board of Directors of ES Tech Ventures, Sociedade de Participações Sociais, S.A.; Member of the Board of Directors of Espirito Santo—Empresa de Prestação de Serviços, ACE; Chairman of the Board of Directors of AVISTAR, SGPS, S.A.; Member of the Board of Directors of BES Africa SGPS, S.A.. Non Executive Director of Execution Noble Limited; Non Executive Director of Execution Nobel & Company Limited; Non Executive Director of Execution Noble Research Limited; Engaged to Banco Espírito Santo, Finance Department, in 1986; Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989; Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 until February 1992; Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Soc? until 1995; Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES; Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000; General Manager of Banco Espírito Santo, S.A. in March 2003; Director of Banco Espírito Santo, S.A. since March 2004.

        Francisco Teixeira Pereira Soares.    First elected 2006. Age 62. Member of the Board of Directors of Portugal Telecom; Chairman of the Environment Committee of CEEP—European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes—("Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels"); Consultant of Parpública, S.A.. Member of the Board of Directors of Gadsa—Arquivo e Depósito, S.A. from October 2006 until October 2008; Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 until 2006; Chairman of Member of the Board of Director and Chief Executive Officer of I.P.E.—Tecnologias de Informação, SGPS S.A.from 2000 until 2001; Executive Member of the Board of Director of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital, Socierdade de Capital de Risco, S.A. from 1996 until 2000; Director of Ambelis—Agência para a Modernização Económica de Lisboa, S.A. from 1994 until 1996.

        Paulo José Lopes Varela.    First elected March 2009. Age 43. Member of the Board of Directors of Portugal Telecom; Chief Executive Officer of Visabeira Global, SGPS, S.A. since 2007; Chairman of the Board of Directors of Visabeira Global, SGPS S.A.; Chairman of the Board of Directors of Vista Alegre Atlantis, S.A.; .Started his Professional career at Grupo Visabeira, in 1992, lived many years in Mozambique and Angola; Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola. His responsibility was the institutional representation, the general coordination in all the Visabeira's affiliates, within the country, as well as to represent the associated Grupo Visabeira in the administrative boards of its affiliates and also planning and strategical definition of the group businesses, including its integrated financial management; Since November 2009 he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, S.A.

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

1997 until March 2000, Managing Director from March 2000 until March 2002 and Executive Vice-President from March 2002 until June 2009.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 47. Member of the Board of Directors of Portugal Telecom; Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing TMT; Chairman of the Board of Directors of Ongoing Telecom; ; Chairman of the Board of Directors of Ongoing Media; Chairman of the Board of Directors of Económica SGPS; Chairman of the Board of Directors of Rocksun, S.A.; Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.; Non-Executive Member of the Board of Directors of Heidrick & Struggles; Member of the General Council of ISCTE; Director of the Automóvel Clube de Portugal. From 1995 until 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles; Member of the Compensation Committee of a banking entity until 2007; Director of Andersen Consulting (currently Accenture) from 1987 until 1995.

Executive Officers

        In addition to our Executive Committee, we have certain other officers who are in charge of our various businesses and administrative departments and report directly to the Executive Committee or who are in charge of our subsidiaries. The names, offices, relevant past affiliations and certain other information for our key executive officers are set forth below:

        Guy Patrick Guimarães de Goyri Pacheco.    Head of the Planning and Control Department of Portugal Telecom. Appointed 2011; Age 34; Member of the Board of Directors of PT PRO, S.A. since 2011; Head of the Continuous Improvement and Transformation of Portugal Telecom's Domestic Operations from 2009 until 2011; Head of the Business Processes and Continuous Improvement of PT Comunicações from 2007 until 2009; Head of the Business Processes and Continuous Improvement of PT Multimedia from 2006 until 2007; Manager of the Commercial Planning and Control Department of PT Multimedia from 2005 until 2006; Internal Consultant at the Business Development Department of PT Comunicações from 2004 until 2005; Internal Consultant at the Corporate Finance Department of Portugal Telecom from 2003 until 2004; Advisor to the Chief Financial Officer of PT Multimedia from 2002 until 2003; Analyst at the Planning and Control Department of PT Multimedia from 2001 until 2002; Analyst at Arthur Andersen in 2000.

        Luís Manuel da Costa de Sousa de Macedo.    General Secretary and Company Secretary of Portugal Telecom since 2002. Age 63. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Directors of Fundação Portugal Telecom since 2003; Member of the Board of Directors of Fundação Luso Brasileira since 2011; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais Consultoria Internacional, S.A. from 2004 until 2006; Member of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS, S.A.) from 2000 until 2006; Member of the Board of Directors of CST-Companhia Santomense de Telecomunicações, SARL from 1999 until 2009; Manager of Image and Communication Department of Portugal Telecom group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 until 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 until 2005, and since then, Chairman of the General Meeting; Chairman of the Board of Directors of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi and responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources from 1982 until 1988, General Secretary and Manager of Central International Corporate Department of Marconi from 1988 until 1992; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers associations from 1974 until 1982.

        Bruno Miguel Saraiva Pinheiro dos Santos da Costa Saldanha.    Age 36. Member of the Board of Directors of PT PRO, S.A. since 2011; Member of the Board of Directors of Previsão since 2011; Member of the Board of Directors of PT Centro Corporativo since 2009; Member of the Board of Directors of PT Finance BV since 2009; Chief Accounting Officer of Portugal Telecom SGPS, S.A. and Manager of Financial Reporting and Consolidation since 2009; Member of the Board of Directors of Janela Digital since 2008; Member of the Board of Directors of PT Prestações since 2011 and between 2006 and 2008; Deputy Manager for the Financial Reporting and Consolidation Team from 2002 until 2009; Audit and Risk Management of Arthur Andersen from 1998 to 2002.

        José Carlos Alfaia Mimoso.    Manager of the Corporate Taxation of Portugal Telecom. Appointed 2008. Age 59. Chief Accounting Officer and Manager of the Financial Reporting of TMN—Telecomunicações Móveis Nacionais, S.A. from 2006 until 2008 and from 1994 until 2001; Chief Accounting Officer and Manager of the Financial Reporting of PT Multimedia from 2002 until 2006; Board Member of TV Cabo Portugal from 2001 until 2002; Manager of the Financial Reporting, Audit Department and Planning and Control in Associated Companies of Centralcer—Central de Cervejas from 1984 until 1990 and from 1992 until 1994.

        Nuno Maria Macedo Alves Mimoso.    Secretary-General Deputy and Company Secretary Suplent of Portugal Telecom. Appointed 2002. Age 53. Company Secretary and Secretary of General Shareholders' Meetings of PT Centro Corporativo, S.A. reelected in April 2009; Secretary of General Meeting of PT Centro Corporativo, S.A. reelected in April 2009; Company Secretary and of PT Compras—Serviços de Consultoria e Negociação, S.A. reelected in March 2009; President of Ethics Committee, since January 10, 2007; Company Secretary of PT Imobiliária, S.A. reelected in March 2009 until January 2011; Secretary of General Meeting of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. reelected in May 2009; Chariman of General Meeting of PT Ventures, S.A. since April 2007; Chariman of General Meeting of PT Móveis, S.A. reelected in April 2009; Secretary of General Meeting of APOR reelected in April 2009; Chariman of General Meeting of PT Prestações, S.A. reelected in May 2009.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom. Appointed 2001. Age 45. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau since 2007; Member of the Management Board of Africatel Holding, BV since 2008; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, SA since 2007.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Chief of Staff to the CEO and Manager of the Human Resources Department of Portugal Telecom SGPS, S.A. Appointed 2008. Executive Board Member of PT Investimentos Internacionais since April 2011. Age 39. Manager of the Investor Relations Department of Portugal Telecom from 2004 until 2008. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager at BPI Fundos from 1999 until 2000; Deputy Director of the Research Department at Banco Finantia from 1996 until 1999.

        Nuno Manuel Teiga Luis Vieira.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2008. Age 40. Telecoms, Media and Technology Analyst at Millennium Investment Banking from 2000 until 2008; Account and Marketing Manager at Ericsson Telecomunicacoes from 1997 until 1999; Pre-marketing and Head of Customer Support of International Telecom Services at Comnexo, Redes de Comunicacao from 1995 until 1997.

        Fernando Flores.    Head of the Regulatory Department of PT Portugal, SGPS, S.A. Appointed 2011. Age 61. Head of the Technical Area of the Regulatory Department from 1996 until 2011. Expert of the European Organisation for Testing and Certification from 1993 until 1996. Expert of the European Commission—DG Information Society (ex-DGXIII) and DG Enterprise and Industry (ex-DGIII) from 1990 until 1993. Manager of areas related to network planning and traffic engineering of General Directorate of Telecommunications at the Portuguese PTT and Telecom Portugal. National Expert of ITU/UNDP in network planning and traffic engineering during 1988 - 1989. Monitor and Assistant of Mathematics at the Instituto Superior Técnico from 1971 until 1977.

        Rita de Sampaio Nunes.    Manager of the Competition Department of Portugal Telecom. Appointed 2004. Age 48. Board Member of TPT—Telecomunicações Públicas de Timor, S.A., since May 2008; Chief Legal Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since April 2008; Head of European Community Affairs of ANACOM from 2003 until 2004; Member of the Regulatory Department of Portugal Telecom from 2000 until 2003; Member of the Regulatory Department of Portugal Telecom, S.A. from 1998 until 1999; Seconded National Expert in the European Commission-DG Enterprise and DG Information Society from 1995 until 1998; Internal Legal Adviser of the Board of Directors of CN-Comunicações Nacionais, SGPS, S.A. from 1993 until 1995.

        Ana João de Castro Dias Vieira Figueiredo.    Manager of the Internal Audit and Risk Management Department of Portugal Telecom. Appointed 2008. Age 37. Senior Manager of the Internal Audit Department of Portugal Telecom from 2004 until 2007; Manager of Business Risk Services Practice of Ernst & Young from 2001 until 2003.

        Abilio Cesário Lopes Martins.    Manager of the Corporate Communications Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 40. Board Member of PT Comunicações, S.A., TMN—Telecomunicações Móveis Nacionais, S.A. and PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2007. Board Member of Portugal Telecom Brasil, S.A. since 2000. Board Member of PT.COM—Comunicações Interactivas, S.A. from 2006 until 2008. Chairman of the Board of Directors of PT Contact, Telemarketing and Services of Information, S.A. since 2009; Manager of Integrated Communication of PT Comunicações, S.A. from 2004 until 2008; Media Relations Advisor for Portugal Telecom's Chief Executive Officer from 2000 until 2002; Communication and Media Relations Consultant from 1998 until 2000.

        In addition, the names, principal past affiliations and certain other information for the Chief Executive Officers of our major subsidiaries, PT Comunicações, TMN, PT Compras, PT Inovação S.A., PT Sistemas de Informação S.A. and PT PRO, S.A. are set forth below:

        Alcino José Rito Lavrador.    Chief Executive Officer of PT Inovação, S.A. Appointed 2008. Age 50. Software engineer at CET from 1985 until 1988; Member of the SS7/ISDN Protocols National Specification Experts Group from 1989 until 1992; Chief of Signalling department at CET, implementing signaling protocols for digital switches and Intelligent Networks, from 1992 until 1997; Chief of Intelligent Networks Services Development department at CET from 1998 until 2001; Director for Systems Integration at PT Inovação from 2002 until 2003; Executive Director at PT Inovação Brazil in São Paulo, Brazil, from 2003 until 2006; Member of PT Inovação's Executive Board from July 2006 until February 2008.

        Miguel Nuno Piedade Moreira.    Chief Executive Officer of PT Sistemas de Informação, S.A. Appointed 2009. Age 51. Executive Director of PT PRO S.A. from 2003 until 2009. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

        Gonçalo Pinto Coelho.    Chief Executive Officer of PT PRO, S.A. Appointed 2009. Chief Executive Officer of PT Imobiliária, S.A. Appointed 2011. Age 41. Chief Financial Officer of PT PRO, S.A. from 2004 until 2009; Chief Financial Officer of PT Contact, S.A. from 2008 until 2009; Board Member of PT Imobiliária, S.A. from 2006 until 2009; Executive Board Member of Pro Share S.A. from 2007 until 2008; Chief Financial Officer of PT Compras, S.A. from 2003 until 2004; Senior Manager at Deloitte Lisbon from 2002 until 2003; Manager and Senior Manager at Arthur Andersen Lisbon from 1999 until 2002; Manager at Arthur Andersen Chicago, U.S. from 1998 until 1999; Auditor at Arthur Andersen Lisbon from 1994 until 1998. Degree in Business Management (Instituto Superior de Economia e Gestão—Universidade Técnica de Lisboa).

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

Board of Directors, Including Executive Committee

        During the years ended December 31, 2011 and 2010, fixed compensation of board members (including members of our Executive Committee) amounted to €5.32 million and €6.68 million, respectively.

        Under the terms of the compensation policy established by our Compensation Committee, executive board members are entitled to receive: (i) annual variable remuneration ("AVR") related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years; and (ii) variable remuneration related to medium-term performance ("VRMT"), which payment is deferred for a period of three years. In 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to €2.34 million, and in 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to €3.52 million. In 2011 and 2010, there were no payments related to VRMT, and, under the terms of the approved remuneration policy of executive board members, the deferred payment of AVR and VRMT amounted to €4.28 million as of December 31, 2011, which is conditioned upon the positive performance of Portugal Telecom under the terms of the compensation policy in place. On an annual basis, we recognize an accrual for variable compensation.

        Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Compensation Committee approved extraordinary variable remuneration payable to the Chairman and five Executive Committee members for their performance relating to the Vivo transaction and the acquisition of the strategic investment in Oi and Contax. Under the terms of the compensation policy of our board members, we paid to the Chairman and five Executive Committee members 50% of the above mentioned extraordinary variable compensation amounting to €2.55 million in 2011, and the payment of the remaining 50% was deferred for a period of three years, which is conditioned upon the positive performance of Portugal Telecom under the terms of the compensation policy in effect. Following the Vivo transaction and based on our Board of Directors' recommendation, in December 2010, the Executive Committee approved the payment to the majority of our employees of extraordinary variable compensation totaling €14 million.

        In addition, in connection with the strategic partnership entered into with Oi and Contax, six of the members of our Board of Directors perform executive duties in these companies (entities jointly controlled by Portugal Telecom), and these board members received total fixed compensation of €1.21 million in 2011, which was established by the applicable corporate bodies in accordance with local legislation.

        Since the approval of Law No. 28/2009 of June 19, 2009, we are required to report the compensation earned by individual members of our Board of Directors, including members of our Executive Committee. The tables below set forth the fixed and variable compensation received by these individuals for the period from January 1, 2011 through May 6, 2011 and from the period from May 6, 2011 (the date of the Annual Meeting of Shareholders for 2011) through December 31, 2011.

	Amounts Paid in 2011
	Fixed	Variable FY 2011	Total
	(EUR)
Chairman of the Board of Directors
Henrique Granadeiro	617.8	—	617.8
Executive Committee
Zeinal Bava	695.0	660.9	1,355.9
Luis Pacheco de Melo	486.5	420.6	907.1
Alfredo Baptista(a)	358.3	—	358.3
Carlos Alves Duarte	486.5	420.6	907.1
Pedro Leitão(a)	358.3	—	358.3
Manuel Rosa da Silva	486.5	420.6	907.1
Shakhaf Wine(b)	486.5	420.6	907.1

	3,357.8	2,343.2	5,701.0

Non-Executive Board Members
Audit Committee
João de Mello Franco	271.4	—	271.4
José Xavier de Basto	126.6	—	126.6
Mário João de Matos Gomes	183.7	—	183.7

	581.7	—	581.7

Other Non-Executive Board Members
Otávio Marques de Azevedo(c)	32.4	—	32.4
Francisco Bandeira(d)	—	—	—
Joaquim Goes	85.3	—	85.3
Pedro Jereissati(c)	32.4	—	32.4
Gerald S. McGowan	44.1	—	44.1
Rafael Mora Funes	85.3	—	85.3
Maria Helena Nazaré	44.1	—	44.1
Amilcar de Morais Pires	44.1	—	44.1
Francisco Soares	132.2	—	132.2
Paulo Varela	85.3	—	85.3
Milton Vargas	44.1	—	44.1
Nuno de Almeida e Vasconcellos	132.2	—	132.2
Jorge Humberto Correia Tomé(d)(e)	—	—	—

	1,379.2	—	1,379.2

Total	5,318.7	2,343.2	7,661.9

(a)
Executive directors Alfredo Baptista and Pedro Leitão were appointed on April 6, 2011.

(b)
Reflects the Euro equivalent of compensation paid through PT Brasil, one of our subsidiaries in Brazil, in local currency.

(c)
Directors Otávio Marques de Azevedo and Pedro Jereissati were appointed as directors on April 6, 2011.

(d)
Non-executive directors that renounced their compensation due to incompatibility with other professional duties.

(e)
Non-executive director José Humberto Correia Tomé resigned his position as a member of the Board of Directors of Portugal Telecom on February 29, 2012.

        The annual variable paid in 2011 set forth above refers to the performance of the executive directors during the financial year ended on December 31, 2010. Members of our board who are non-executive directors were paid a monthly fixed amount taking into account our overall compensation policy, as well as the committee such director serves.

        The compensation of executive directors takes into account the short and medium term performance of PT SGPS, as well as such performance when compared to other companies of a similar dimension and business. The compensation of Executive Directors is composed of a fixed portion and a variable portion as described below.

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

  •
  Evolution of PT SGPS' Sustainability Index according to the DJSI methodology; and

  •
  Fulfillment of national and international strategic goals.

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

        The payment of the AVC amounts in excess of 50% of the total variable remuneration allocated in the relevant year and of the MTVC amounts allocated will be deferred for a period of 3 years, and it is further subject to the condition of the Company's positive performance during the deferment period not being proven to be affected as a direct result of the conduct of the Director concerned.

        In the event the office of the executive Director is terminated, for any reason whatsoever, the payment of the AVC or MTVC amounts granted and deferred will be made at the time of termination of the management relationship.

        In addition to the compensation described above, Executive Committee members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions,

pursuant to an internal policy for the Portugal Telecom Group. As of December 31, 2011, there were no members of our Board of Directors entitled to post-retirement benefits under the plans of PT Comunicações.

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

  Compensation Committee

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2011, the members of the Compensation Committee are Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee), Francisco Adelino Gusmão Esteves de Carvalho and Francisco José Queiroz de Barros Lacerda. The Compensation Committee approves the model to be used to calculate variable compensation for each fiscal year and approves the value of the variable compensation to be paid to the Chairman of the Board of Directors and the members of the Board of Directors who are executive officers.

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

        The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described in greater detail in the Corporate Governance Report for 2011 that we are required to prepare under Portuguese law and that will be publicly available on our website at www.telecom.pt. Copies of the Corporate Governance Report are also available without charge upon request to our Investor Relations office.

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

  Key Employees

        In addition to our directors, we have certain key employees that include (1) the officers described above which are in charge of our various businesses and administrative departments and report directly to the Executive Committee, (2) the Chief Executive Officers of our major subsidiaries described above, and (3) other directors of our major subsidiaries which are not described above. In 2011, fixed compensation of key employees of the Portugal Telecom group management amounted to €5.6 million, and variable compensation amounted to €3.6 million, compared to fixed compensation of €6.9 million and variable compensation of €3.4 million in 2010.

        The fixed and variable compensation of the Portugal Telecom Group officers is determined for each Group operating company by a compensation committee of two officers of Portugal Telecom and a human resources manager.

        Four of our key employees also participate in the PT Comunicações pension plan. For these key employees, amounts were accrued in respect of post-retirement benefits. The total amount accrued to provide benefits under the plan for these key employees as as of December 31, 2011 was €0.5 million. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

        As of December 31, 2011, there was no share-based payment program.

Board Practices

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

        As of December 31, 2011, João Manuel de Mello Franco, José Guilherme Xavier de Basto and Mário João de Matos Gomes were the members of our Audit Committee responsible for the oversight of our management.

        In addition to an Audit Committee, our bylaws provide for a Statutory Auditor. The Statutory Auditor, who, pursuant to Decree-Law 76-A/2006 dated March 29, 2006, is not a member of the audit committee, is responsible for examining our accounts. As of December 31, 2011, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was our effective Statutory Auditor. As permitted by law, no Alternate Statutory Auditor was appointed at our last general shareholders' meeting.

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

Employees

        We had a total of 11,180 employees in our Portuguese operations as of December 31, 2011, 10,985 employees as of December 31, 2010 and 10,978 employees as of December 31, 2009.

        The table below sets forth the breakdown in the total number of our employees as of December 31, 2010 and 2011. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2010	2011
Portuguese Operations
Telecommunications	7,206	7,535
Other	3,779	3,645
Total	10,985	11,180

Brazil
Telecommunications	0	7,892
Other	21,072	51,729
Total	21,072	59,621

Other geographies	1,467	1,546

Total	33,524	72,347

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

Share Ownership and Share Option Plans

        As of April 19, 2012, our directors as a group directly owned 110,772 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of April 19, 2012
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava	63,161	*
Luís Miguel da Fonseca Pacheco de Melo	45	*
Alfredo Baptista	8,193	*
Carlos António Alves Duarte	40	*
Pedro Leitão	758	*
Manuel Francisco Rosa da Silva	90	*
Shakhaf Wine	—	—
João Manuel de Mello Franco(1)	13,308
José Guilherme Xavier de Basto	—	—
Mário João de Matos Gomes	—	—
Otávio Marques de Azevedo	—	—
Francisco Manuel Marques Bandeira(2)	56,012,475	6.25%
Joaquim Aníbal Brito Freixial de Goes(3)	93,700,426	10.45%
Pedro Jereissati	—	—
Gerald Stephen McGowan	20,000	*
Rafael Luis Mora Funes(4)	90,111,660	10.05%
Maria Helena Nazaré	—	—
Amílcar Carlos Ferreira de Morais Pires(5)	93,701,231	10.45%
Francisco Teixeira Pereira Soares	—	—
Jorge Humberto Correia Tomé(6)	56,011,952	6.25%
Paulo José Lopes Varela(7)	23,650,019	2.64%
Milton Almicar Silva Vargas	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(8)	90,122,349	10.05%

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Includes (1) 287 shares held directly by Mr. Francisco Manuel Marques Bandeira; (2) 236 shares held by his spouse and (3) 56,011,952 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. Francisco Manuel Marques Bandeira. Mr. Bandeira was appointed on February 12, 2008 as a non-executive member of our Board of Directors and he is the Vice Chairman of the Board of Directors of Caixa Geral de Depósitos, S.A. Mr. Bandeira disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos and its affiliates.

(3)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 93,697,989 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. On February 15, 2012, Banco Espírito Santo held 93,697,989 of our shares. Mr. Freixial de Goes is a member of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(4)
Mr. Rafael Luis Mora Funes does not own any of our shares. 501 of our shares are held by his spouse. RS Holdings holds, directly and indirectly, 90,111,159 of our shares, for which Mr. Rafael Luis Mora Funes acts as a member of the Board of Directors. RS Holding, SGPS, SA holds these shares through the entities described in footnote (3) below. See "Item 7—Major Sharegholders and

  Related Party Transactions—Major Shareholders". Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by RS Holdings and its affiliates.

(5)
Includes (1) 3,242 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 93,697,989 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. On February 15, 2012, Banco Espírito Santo held 93,697,989 of our shares. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(6)
Mr. Jorge Humberto Correia Tomé does not own any of our shares. Caixa Geral de Depósitos Group holds 56,011,952 of our shares, for which Mr. José Humberto Correia Tomé acts as a member of the Board of Directors. Mr. José Humberto Correia Tomé disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos Group. Mr. Jorge Humberto Correia Tomé resigned from his office in PT on February 29, 2012.

(7)
Includes (1) 7,134 shares held directly by Mr. Paulo José Lopes Varela and (2) 23,642,885 shares held by Visabeira Group and its affiliates that may be deemed to be beneficially owned by Mr. Paulo José Lopes Varela. Mr. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors. Mr. Paulo José Lopes Varela disclaims beneficial ownership of the shares held by Grupo Visabeira SGPS, S.A.

(8)
Includes (1) 11,190 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and (2) 90,111,159 ordinary shares held by RS Holdings. RS Holding, SGPS, SA holds these shares through the entities described in footnote (3) below. See "Item 7—Major Sharegholders and Related Party Transactions—Major Shareholders". These holdings are attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding's share capital and corresponding voting rights. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings, SGPS, S.A. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos is the son of Isabel Maria Alves Rocha dos Santos.

        None of our other executive officers holds more than one percent of our ordinary shares.

        During 2009, 2010 and 2011, we did not adopt any share option plans, share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder who owns 2% or more of our share capital based on the most recent information received from our shareholders as of April 19, 2012.

	No. of shares held as of April 19, 2012(1)	Percent of Class as reported by Shareholders
Banco Espírito Santo Group (BES)(2)	93,697,989	10.45%
RS Holding, SGPS, S.A.(3)	90,111,159	10.05%
Telemar Norte Leste S.A.(4)	64,557,566	7.20%
Caixa Geral de Depósitos Group(5)	56,011,952	6.25%
Norges Bank(6)	44,442,888	4.96%
Capital Research and Management Company(7)	42,952,953	4.79%
UBS AG(8)	42,024,498	4.69%
Brandes Investment Partners, L.P.(9)	34,628,885	3.86%
Visabeira Group(10)	23,642,885	2.64%
Europacific Growth Fund(11)	23,045,000	2.57%
Barclays Plc(12)	22,791,762	2.54%
BlackRock Inc.(13)	21,025,118	2.35%
Controlinveste Comunicações(14)	20,419,325	2.28%

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

(2)
On February 15, 2012, BES held directly and indirectly 93,697,989 ordinary shares, representing 10.45% of the share capital and voting rights in PT. This total included 93,676,327 ordinary shares held by entities in a control or group relationship with BES, 17,444 ordinary shares held by members of BES's corporate bodies and 4,218 ordinary shares held by BES.

(3)
Includes 90,099,969 ordinary shares held by Nivalis Holdings BV and 11,190 ordinary shares held by Nuno Rocha dos Santos Almeida Vasconcellos. Insight Strategic Investments, SGPS, S.A. and Ongoing Strategy Investments, SGPS, S.A. are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company. RS Holding is the majority shareholder of Ongoing. Mrs. Isabel Maria Alves Rocha dos Santos is the majority shareholder of RS Holding. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings, SGPS S.A. and is the son of Mrs. Isabel Maria Alves Rocha dos Santos.

(4)
Telemar Norte Leste S.A. is a subsidiary of Oi S.A., which is a subsidiary of Telemar Participações S.A. Telemar Participações S.A. is jointly controlled by the following entities: AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobrás de Seguridade Social—PETROS and Bratel Brasil, S.A. (which is controlled by Portugal Telecom). See "Item 4—Information on the Company—Our Business—Brazilian Operations—Strategic Partnership with Oi" for more information about our investment in Oi S.A. and its affiliates (which we refer to in this Annual Report as "Oi"), and Telemar's investment in our company.

(5)
Includes 54,771,741 ordinary shares held by Caixa Geral de Depósitos, 589,552 held by Companhia de Seguros Fidelidade Mundial, S.A., 126,800 held by Parcaixa, SGPS, S.A., 17,831 held by Império Bonança—Companhia de Seguros, S.A. and 406,028 held by Fundo de Pensões da CGD.

(6)
Held by Norges Bank, the Central Bank of Norway.

(7)
On February 20, 2012, Capital Research and Management Company ("CRMC") informed us that it is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. The following funds managed by CRMC held a total of 42,952,953 ordinary shares, representing 4.79% of the share capital and voting rights in Portugal Telecom: Income Fund of America (14,954,933 shares), Fundamental Investors (943,950 shares), EuroPacific Growth Fund (23,045,000 shares), Capital Income Builder (342,000 shares), American Funds Insurance Series—Global Balanced Fund (15,660 shares), American Funds Insurance Series—Global Growth and Income Fund (141,591 shares) and International Growth and Income Fund (3,509,819 shares). The Capital Group Companies, Inc. is the sole shareholder of CRMC, and it benefits from the exemption of attribution of voting rights set out in Article 20-A of the Portuguese Securities Code.

(8)
On January 12, 2012, UBS AG held directly and indirectly 42,024,498 ordinary shares, representing 4.69% of the share capital and voting rights in PT. This total included 15,561,557 ordinary shares held by UBS AG, 13,394,579 ordinary shares held by UBS AG on behalf of several of its clients, 1,469,950 ordinary shares held by CCR Asset Management, 227,671 ordinary shares held by UBS Financial Services Inc., 894,263 ordinary shares held by UBS Fund Management (Switzerland) AG, 5,649,244 ordinary shares held by UBS Fund Services (Luxembourg) SA, 15,597 ordinary shares held by UBS Global Asset Management (Americas) Inc., 135,084 ordinary shares held by UBS Global Asset Management (Japan) Co., 582,505 ordinary shares held by UBS Global Asset Management (Deutschland) GmbH, 3,920,365 ordinary shares held by UBS Global Asset Management (UK) Ltd and 173,683 ordinary shares held by UBS Global Asset Management Life Ltd.

(9)
These shares are held by Brandes Investments Partners, L.P. on behalf of its clients. Brandes Investments Partners, L.P. is authorized to exercise voting rights over no more than 34,628,566 shares (including 8,891,612 shares in the form of American Depositary Shares), corresponding to 3.86% of the share capital and voting rights in PT. Brandes Investments Partners, L.P. is a U.S. registered investment adviser. Each of Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby may be deemed to be beneficial owners of these shares. Each of Brandes Investment Partners, Inc. and Messrs. Brandes, Carlson and Busby disclaims any direct ownership of these shares except for an amount that is substantially less than one percent of the number of shares reported. Brandes Worldwide Holdings, L.P. disclaims any direct ownership of these shares.

(10)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A. ("Visabeira Group") and 12,119,672 held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group. Visabeira Group is 77.85% owned by Mr. Fernando Campos Nunes.

(11)
Europacific Growth Fund has granted proxy voting authority to Capital Research and Management Company, its investment adviser. These shares are included in the shares reported by Capital Research and Management Company above.

(12)
On March 6, 2012, Barclays Plc held a long position corresponding to 22,791,762 ordinary shares, representing 2.54% of the share capital and voting rights in PT. This total included 944 ordinary shares held by Barclays Bank PLC (France), 22,629,927 ordinary shares held by Barclays Capital

  Securities Ltd. (corresponding to 1,114,552 ordinary shares held, 20,637,000 ordinary shares via physically settled financial instruments and 878,375 ordinary shares via cash settled financial instruments), 107,330 ordinary shares held by Barclays Wealth Managers Portugal—SGFIM, S.A. and 53,561 ordinary shares held by Palomino Limited.

(13)
Held through BlackRock Investment Management (UK) Limited.

(14)
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

        In addition, on June 24, 2010, Telefónica S.A. held 18,122,661 ordinary shares, representing 2.02% of the share capital and voting rights in PT. Subsequently, the CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica S.A. To date, the CMVM has not disclosed any final decision relating to the voting rights associated with these shares. On January 22, 2012, Telefónica reported that it had reduced its holding to less than 2% of the voting rights in the share capital of Portugal Telecom and that its long position corresponded to 44,640,099 ordinary shares, representing 4.98% of our share capital.

        Our major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders.

        The Portuguese government directly held (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of our A shares On July 26, 2011, our General Meeting of Shareholders approved the amendment of the Company's Bylaws and eliminated the special rights granted to the 500 class A shares of stock held by the Portuguese Government.

        As of the filing of our Annual Report on Form 20-F for the year ended December 31, 2010 on May 6, 2011 (the "2010 20-F"), Banco Espírito Santo Group ("BES"), held, directly and indirectly, 71,660,806 of our ordinary shares, then representing 7.99% of our share capital. BES held 93,697,989 of our ordinary shares as of April 19, 2012, representing 10.45% of our share capital. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of the filing of our 2010 20-F on May 6, 2011, RS Holding, SGPS, S.A. ("RS Holding") held, directly and indirectly, 60,698,090 or our ordinary shares, then representing 6.77% of our share capital. As of April 19, 2012, RS Holding held, directly and indirectly, 90,111,159 of our ordinary shares, representing 10.05% of our share capital. Nuno de Almeida e Vasconcellos is the Chairman of RS Holding and is a non-executive member of our Board of Directors. Rafael Luis Mora Funes is a member of the Board of Directors of a subsidiary of RS Holding and is also a non-executive member of our Board of Directors.

        As of the filing of our 2010 20-F on May 6, 2011, Capital Research and Management Company ("CRMC") held, directly and indirectly, 90,421,315 of our ordinary shares, then representing 10.09% of our share capital. As of April 19, 2012, CRMC held 42,952,953 ordinary shares, representing 4.79% of our share capital.

        As of the filing of our 2010 20-F on May 6, 2011, Telemar Norte Leste SA ("TNL") held 62,755,860 ordinary shares, then representing 7.00% of our share capital. TNL purchased that interest in our capital in connection with the Oi Transaction. In the Oi Transaction, PT acquired a direct and indirect interest in Telemar Participações of 25.6%, percentage that is considered in the proportional consolidation in that company and of its affiliates As of April 19, 2012, TNL held 64,557,566 of our ordinary shares, representing 7.20% of our share capital. Otávio Marques de Azevedo and Pedro Jereissati, Chairman, respectively, and Chief Executive Officer of Telemar Participações S.A. (the company controlling Oi S.A. and Telemar Norte Leste S.A.), have been non-executive members of our Board of Directors since April 6, 2011. Messrs. Azevedo and Jerissati were appointed to our Board of Directors in connection with our strategic partnership with Oi. See "Item 4—Information on the Company—Our Businesses—Brazilian Operations—Strategic Partnership with Oi—Corporate Governance."

        As of the filing of our 2010 20-F on May 6, 2011, Caixa Geral de Depósitos Group ("Caixa") held, directly and indirectly, 56,158,965 ordinary shares, then representing 6.26% of our share capital. As of April 19, 2012, Caixa held 56,011,952 ordinary shares, representing 6.25% of our share capital. Francisco Manuel Marques Bandeira, Executive Vice-Chairman of Caixa, is a non-executive member of our Board of Directors.

        As of the filing of the 2010 20-F on May 6, 2011, Visabeira Group ("Visabeira") held, directly and indirectly, 23,642,885 ordinary shares, then representing 2.53% of our share capital. As of April 19, 2012, Visabeira held, directly and indirectly, 23,642,885 ordinary shares, representing 2.64% of our share capital. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors.

        The Board of Directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders in accordance with Portuguese law and practice. The members of the Board of Directors were elected on March 27, 2009 for the 2009-2011 term of office. The Company's Annual General Meeting of Shareholders held on April 27, 2012 elected new members of the Board of Directors for the 2012-2014 term of office. The slate of new members approved at this meeting was proposed by RG Holding, BES and Caixa. Since the filing of our 2010 20-F, the following shareholders have beneficial ownership of 2.0% or more of our share capital and are major shareholders listed in the table above: BES, RS Holding, CRMC, TNL, Caixa, UBS AG, Norges Bank, Brandes Investment Partners L.P., Europacific Growth Fund, Visabeira, Blackrock Inc. and Controlinveste Comunicações. Barclays Plc has a long position on PT stock that corresponds to more than 2.0% of our share capital.

        As of December 31, 2011, approximately 16.2% of our issued share capital was held of record by approximately 121 U.S. residents. As of April 19, 2012, Portugal Telecom had 27,792,592 ADSs outstanding, which were held by 167 holders of record, including The Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, five of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. The terms of these agreements, which are not set by the non-executive Board members, are similar to those entered into between independent entities in comparable transactions. Please see Note 48 to our audited consolidated financial statements, which notes are incorporated by reference into this section, for the amounts and other details regarding transactions with these companies, including Caixa Geral de Depósitos Group, Banco Espírito Santo (BES) Group, Visabeira Group, Controlinveste Comunicações, RS Holdings (Ongoing), Barclays Plc and Heidrick & Struggles—Consultores de Gestão, Lda., a consulting firm of which Mr. Rafael Mora Funes, one of our non-executive board members, is managing director. The services provided by these companies include banking, financial advisory and insurance services and human resources consultancy services. Visabeira Group also provides networking equipment to our company. Heidrick & Struggles provided consulting services to our company in the amount of €1.2 million (excluding value-added tax) in the year ended December 31, 2011. Our pension and healthcare funds also have assets invested with our company, Banco Espirito Santo Group and RS Holdings (Ongoing) in the amounts set forth in Note 48.

        For information regarding arrangements with major shareholders pursuant to which certain persons were selected as members of our Board of Directors, see "—Major Shareholders" above.

        Based on press reports, we understand that in March 2012, Oi S.A. agreed to sell its iG internet portal to RS Holdings (Ongoing) for an undisclosed amount.

        In the ordinary course of our business, we also enter into transactions with entities that we control jointly with other persons and with associated companies in which we hold significant investments. Notes 34 and 48.a to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Sportinvest Multimédia, SGPS, SA, a manager of sports content for television, mobile phones and ISPs in which we hold a 50% interest; INESC—Institituto de Engenharia de Sistemas e Computadores, a scientific research and technology consultancy in which we hold 35.9% interest; and SIRESP—Gestão de Redes Digitais de Segurança e Emergência S.A., a network management company in which we hold a 30.6% interest. The loans granted to these entities are capital loans to finance their operations and/or develop new businesses. These loans do not bear interest or mature and are recorded in our consolidated financial statements under shareholders' equity.

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

        As a result, the execution of any transaction with related parties the value of which is in excess of €100,000 is now subject to prior favorable opinion of the Audit Committee. The Audit Committee's opinion must confirm that, in view of the justifications submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the Portugal Telecom Group, notably as to the agreed terms and conditions.

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

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements" below.

Legal Proceedings

Total Provisions for Portugal Telecom's Legal Proceedings

        We are a party to a number of pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As of December 31, 2011, our provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) totaled €680.5 million, including €455.2 million relating to civil claims and €220.9 relating to labor claims. In addition as of December 31, 2011, we had recorded provisions for probable losses relating to tax contingencies of €163.4million. These amounts included €441.8 million relating to civil claims, €216.4 million relating to labor claims and €101.9 million relating to tax claims, respectively, that reflect the proportional consolidation of Oi and Contax.

        In addition, we estimate that our potential liability in civil, labor and other legal proceedings (other than tax contingencies) in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €489.0 million as of December 31, 2011, including €213.3 million relating to civil claims and €257.1 million relating to labor claims. In addition, we estimate that our potential liability for tax contingencies in which a loss is considered possible (but not probable) was €1,969.0 million as of the same date. These amounts included €140.2 million relating to civil claims, €256.6 million relating to labor claims and €1,949.0 million relating to tax claims, respectively, that reflect the proportional consolidation of Oi and Contax.

        See Note 49 to our audited consolidated financial statements for more information on our pending legal proceedings.

Claims for Municipal Taxes and Fees in Our Portuguese Telecommunications Business

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

        Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. In 2009, Decree-Law 123/2009, of May 21, 2009, clarified that no other tax should be applicable by municipalities in addition to the regime established by Law 5/2004 of February 10, 2004. This interpretation was confirmed by the Supreme Administrative Court of Portugal in several cases. Some municipalities, however, continue to hold the position that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions filed by some municipalities against PT Comunicações regarding this matter.

Regulatory Proceedings in Our Portuguese Telecommunications Business

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and Autoridade da Concorrência regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations.

  Autoridade da Concorrência

        Current inquires and investigations by the Autoridade da Concorrência include, among others, the following:

  •
  PT Comunicações regarding alleged anti-competitive practices in the broadband internet market (this complaint was formerly against Telepac, which merged with a PT affiliate that later merged into PT Comunicações and TV Cabo, which we spun off as part of PT Multimedia in 2007). Specifically, the Autoridade da Concorrência alleged that our "Rede ADSL PT" wholesale offer of broadband services between May 22, 2002 and June 30, 2003 did not allow the remaining competitors to generate a sufficient profit margin. In September 2009, we announced that we had been notified by Autoridade da Concorrência that it had concluded its investigation and had decided to impose a fine of €45.0 million on us. We strongly disagreed with this ruling and appealed the decision to the Commercial Court of Lisbon (Tribunal de Comércio) later that month. We believed, among other things, that the wholesale offer was permitted under the competition law then in force (DL 371/2003) and was supervised by ANACOM. In addition, we have argued that the wholesale offer was maintained in place for 14 days after the new competition law was approved (Lei 18/2003) only to permit ANACOM to determine the terms of the new offer and that the fine imposed exceeds the maximum €1 million fine allowed under the prior competition law. In 2011, we were notified of a decision of the Commercial Court of Lisbon that terminated this proceeding for prescription purposes, as from June 30, 2011. We had not recorded any provision for this matter based on the opinion of our internal and external legal counsel.

  •
  PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. In 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on leased lines. In September 2008, PT Comunicações was notified by Autoridade da Concorrência of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court of Lisbon later that month. On February 29, 2012, the Commercial Court of Lisbon cleared PT Comunicações of the fine imposed by the Autoridade da Concorrência in September 2008. We had not recorded any provision for this matter based on the opinion of our internal and external legal counsel.

        We believe that the Portugal Telecom group has consistently followed a policy of compliance with all relevant laws. We continually review our commercial offers in order to reduce the risk of competition law infringement. We believe that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses. However, if we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, we could become subject to penalties, fines, damages or other sanctions.

  European Commission

        On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica is now subject to investigation. The European Commission has stated that the initiation of proceedings does not imply that the Commission has conclusive proof of an infringement but that the Commission will deal with the case as a matter of priority. On October 25, 2011, we were notified of a Statement of Objections sent by the European Commission to us and Telefonica on the matter. The Statement of Objections only covers alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, we contested the allegations of the European Commission. The sending of a Statement of Objections does not prejudge the final outcome of the investigation.

        On a separate matter, we understand that the Directorate General for Information Society of the European Commission requested information in the past from the Portuguese government regarding the designation of the universal service provider in Portugal (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure to appoint the universal service provider. We understand that in January 2009, the European Commission referred the case to the European Court of Justice. On October 7, 2010, the European Court of Justice ruled that by failing to correctly transpose into national law the provisions of European Union law governing the designation of universal service providers, the Portuguese Republic failed to fulfill its obligations under Articles 3(2) and 8(2) of Directive 2002/22/EC of the European Parliament and of the Council of March 7, 2002 on universal service and users' rights relating to electronic communications networks and services (Universal Service Directive). ANACOM has now held a public consultation on the process for selecting a universal service provider, as described in "Item 4—Information on the Company—Regulation—Portugal—Universal Service Obligations." The Portuguese government is expected to launch a tender in 2012 for the designation of the universal service providers.

        In April 2006, the European Commission sent to the Portuguese government a formal request to abandon the special rights the Portuguese government holds as the sole owner of our A shares. The European Commission viewed the special powers granted to the Portuguese government through the sole ownership of our A shares act as a disincentive for investment by other EU member states in a manner that violated European Community Treaty rules. The Portuguese authorities initially took the position that these special rights are justified in order to protect relevant public interests. In 2008, the European Commission referred the case to the European Court of Justice, and in 2009, the Advocate General in charge for the case issued an opinion stating that the Portuguese Government's ownership of our A shares did not comply with the European rules on the free movement of capital. At an Extraordinary Shareholders' Meeting held on June 30, 2010, the Portuguese Government used its A shares to reject an offer by Telefónica S.A. to purchase our interest in Brasilcel N.V., the joint venture that held our interest in Vivo, even though 73.9% of the ordinary shareholders present at the meeting voted in favor of Telefónica's offer. On July 8, 2010, the European Court of Justice ruled that the Portuguese Government's ownership of our A shares was illegal under European law. Following the European Court of Justice decision, on July 26, 2011, our General Meeting of Shareholders approved the amendment of the Company's Bylaws and eliminated the special rights granted to the 500 class A shares of stock held by the Portuguese Government.

Other Legal Proceedings in Our Portuguese Telecommunications Business

        In March 2004, TVTEL Grande Porto—Comunicações, S.A. ("TVTEL"), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TVTEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TVTEL's telecommunications network. TVTEL alleges that PT Comunicações intended to favor both itself and TV Cabo. TVTEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TVTEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TVTEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TVTEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TVTEL's claims for damages and losses were not factually sustainable. The trial was concluded in 2011, and we are awaiting a judicial decision.

        In March 2011, Optimus—Comunicações S.A. ("Optimus") filed a claim against us in the Judicial Court of Lisbon for the payment of approximately €11 million, and in October 2011, Onitelecom—Infocomunicações, S.A ("Oni") also filed a claim against us in the same court for the payment of approximately €1.5 million, both related to the proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription purposes, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately €45 million, as described above. Optimus and Oni supported their position by arguing that they suffered losses and damages as a result of our conduct. We countered all the arguments presented by Optimus and Oni and, based on the opinion of our internal and external legal counsel, have not recorded any provision for this matter.

Oi Legal Proceedings

Proceedings Accounted for as Involving Probable Losses

  Civil Proceedings

        As of December 31, 2011, Oi and Contax had recorded provisions in the amount of R$4,165.5 million for civil proceedings in respect of which they deemed the risk of loss to be probable, including the corporate law proceedings and ANATEL estimates and fines described below.

        Corporate Law Proceedings.    As a successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims. The claims, filed in 1998 and 1999, allege (1) errors in the sale of CRT's share capital, (2) the illegality of the bidding procedure , (3) errors in the calculation of the number of shares offered, (4) procedural nonconformities in the shareholders' meeting that approved the sale of shares of CRT and (5) errors in the valuation of the shares of CRT. Oi is also a defendant in several claims filed against CRT filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, with the number of shares to be issued to each subscriber to be determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT's shares. Beginning in June 1997, certain of CRT's fixed-line subscribers filed lawsuits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

        In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. ("Telems"), Telecomunicações de Goiás S.A. ("Telegoiás") and Telecomunicações do Mato Grosso S.A. ("Telemat"), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with community telephone programs established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

        Based on the decisions of the Brazilian Court of Justice issued in 2009, Oi considers the risk of loss regarding these proceedings to be probable. Currently, the provisions for these lawsuits are based on (1) applicable legal interpretations, (2) the number of ongoing lawsuits and (3) the average amount of historical losses, broken down by matter (including all procedural costs).

        As of December 31, 2011, Oi recorded provisions in the amount of R$2,350.1 million for those claims in respect of which it deemed the risk of loss as probable.

        ANATEL Estimates and Fines.    Almost every week, Oi receives notifications from ANATEL requesting information about its compliance with the various services obligations imposed on it by virtue of its concession agreements. When Oi is not able to comply with these requests or with its concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on it. Oi has received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As of December 31, 2011, Oi recorded provisions in the amount of R$941.0 million for those claims in respect of which it deemed the risk of loss as probable.

  Labor Proceedings

        Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for:

  •
  Overtime—Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

  •
  Salary differences and related effects—Primarily representing amounts arising from salary equalization/reclassification differences claimed by employees who allegedly received lower compensation than coworkers holding similar positions.

  •
  Hazardous work conditions—Primarily reflecting the expected unfavorable outcome of lawsuits on the mandatory payment of hazardous duty premium to employees working under conditions classified as hazardous, mainly next to high-voltage installations.

  •
  Indemnities—Reflecting reimbursement of or compensation claims for damages suffered while employed by Oi for reasons such as occupational accidents, temporary tenure, pain and suffering, reimbursement of payroll deductions, daycare allowance, and productivity bonuses according to collective bargaining agreements.

  •
  Stability and integration—Relating to alleged non-compliance with an employee's special condition which prohibited termination of the employment contract without cause.

  •
  Additional post retirement benefits—Relating to differences allegedly due in pension benefits of former employees.

  •
  Lawyers and expert fees—Installments paid to the plaintiffs' lawyers and appointed court experts, when expert evidence is necessary during the fact-finding stage.

  •
  Contractual rescissions—Amounts due to claimants arising from the termination of employment contracts, such as vacation pay (proportional/vested), thirteenth salary fines and the increase in pay proportionate to other amounts claimed that allegedly should be included in the calculation of severance pay.

  •
  Other labor contingencies—Primarily including joint liability allegations by employees of third-party service providers, lawsuits related to differences owed on the deposits in the claimant's severance pay fund (FGTS) and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

        As of December 31, 2011, the total estimated contingencies in connection with labor claims against Oi and Contax in respect of which the risk of loss was deemed probable totaled R$1,980 million.

  Tax Contingencies

        As of December 31, 2011, Oi and Contax had recorded provisions in the amount of R$915.1 million for tax proceedings in respect of which they deemed the risk of loss to be probable, including the proceedings described below.

  •
  ICMS (Value Added Tax).  Under the regulations governing ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services. Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza—"ISS") and (2) whether some of the assets it has purchased relate to the telecommunication services provided, and, therefore, eligible for an ICMS tax credit. As of December 31, 2011, Oi recorded provisions in the amount of R$605 million for those assessments in respect of which it deemed the risk of loss as probable.

  •
  FUNTTEL.  The Fundo para o Desenvolvimento Tecnológico das Telecomunicações ("FUNTTEL") is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, whose legality Oi has questioned, Oi recorded provisions for additional contributions to these funds. As of December 31, 2011, Oi recorded provisions in the amount of R$121 million for assessments of the FUNTTEL.

Proceedings Accounted for as Involving Possible Losses

  Civil Proceedings

        Oi's civil proceedings that it has classified as involving possible losses consist of lawsuits for which no court decision has been issued and are primarily related to issues such as challenges to network expansion plans, compensation for pain and suffering and material damages, collection lawsuits and auction processes, among other matters. The total amount of civil proceedings that Oi and Contax have classified as involving possible losses was R$1,297.1 million as of December 31, 2011. This total amount is based exclusively on the amounts claimed by the plaintiffs, which are typically higher than amounts actually recovered.

        These civil proceedings also include certain ongoing litigation with committed subscribers and assignees of committed subscribers of fixed telephone services in Region I of Brazil who allege non-compliance with certain financial participation agreements prior to the privatization of fixed telephone services. These lawsuits involve approximately 50,000 agreements, and Oi has not recorded any provision because its legal counsel assesses the risk of loss as possible. As the lawsuits related to these agreements have not yet gone to trial, it is not practicable to measure possible disbursements in such lawsuits.

        In addition, in September 2004, the Federal Public Prosecution Office and the Rio de Janeiro State Public Prosecution Office filed a civil suit against TNL, Telemar, TNL PCS and the Brazilian federal government requesting the annulment of the transfer of the TNL PCS share control to Telemar and the payment of compensation for pain and suffering and material damages allegedly inflicted upon non-controlling shareholders and the financial market. The sale of control of TNL PCS to Telemar is also challenged by two non-controlling shareholders and by the CVM in an administrative proceeding filed to determine whether there were any irregularities in the transaction. Oi originally deemed the risk of loss of those two claims to be possible. These three claims were judged unfounded by the lower court, and, accordingly, Oi's legal counsel reassessed the possibility of loss from possible to remote.

        In July 2009, a class civil action was filed against Telemar by the Brazilian federal government, the Federal Public Prosecution Office, the Federal District and Territories Public Prosecution Office, customer protection bodies and several State Consumer Protection Agencies seeking compensation for alleged collective pain and suffering caused by non-compliance of the rules to establish general customer service standards. Telemar filed its defense arguments on September 16, 2009 and awaits the lower court decision.

        Telemar and its subsidiaries are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to alleged violations of the Brazilian antitrust law. These investigations may result in penalties, including fines. To date, no fines or penalties have been levied against Telemar and its subsidiaries. Oi has deemed the risk of loss to be possible that it will be fined in one or more of such proceedings and has not recorded any provisions for those claims.

  Labor Proceedings

        Oi is subject to various labor lawsuits for which it has deemed the risk of loss to be possible. The total amount of labor proceedings that Oi and Contax have classified as involving possible losses was R$1,930.7 million as of December 31, 2011. These lawsuits include claims similar to those described under "—Proceedings Accounted for as Involving Probable Losses—Labor Proceedings" above.

  Tax Contingencies

        As of December 31, 2011, the estimated contingencies in connection with tax proceedings against Oi and Contax in respect of which the risk of loss was deemed possible amounted to R$18,276 million. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following:

  •
  ICMS (Value-Added Tax)—Tax assessments amounting to R$5,646 million, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance.

  •
  City Taxes—Tax assessments related to taxes levied by municipal authorities, including taxes levied on equipment leases, wakeup call services and other communication services. The total amount involved is R$2,487 million, and the companies have not recorded provisions because their legal counsel consider the likelihood of an unfavorable outcome possible, rather than probable, as these activities do not qualify under the ISS service list or are already subject to ICMS.

  •
  INSS (Brazilian Social Security)—Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social) ("INSS") based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against Oi primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers' compensation benefits and other amounts subject to social security tax. Lawsuits amounting to R$1,590 million, mainly related to joint liability, the applicable percentage of Occupational Accident Insurance (SAT) and amounts subject to social security contributions.

  •
  Other Federal Taxes—Federal tax assessments, mainly related to alleged undue offsets and self-assessments of taxes due, or disallowing previous calculations, amounting to R$6,085 million.

Judicial Deposits

        Under Brazilian law, courts may require parties to make judicial deposits or to present financial guarantees in connection with legal actions for which risk of loss is deemed probable, possible or remote. As of December 31, 2011, Portugal Telecom's proportionally consolidated portion of the judicial deposits recorded by Oi and Contax amounted to €1,084.1 million, which we record as an asset on our consolidated balance sheet. For more information about these judicial deposits, see Note 31, to our audited consolidated financial statements.

Distributions to Shareholders

Dividend Information

        Our policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at our Annual General Meeting. For 2012, the Annual General Meeting of Shareholders was held on April 27, 2012.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2007, 2008, 2009, and 2010 and proposed to be paid for the year ended December 31, 2011. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends per share
	Number of shares considered
Fiscal Year		Payment Date	€		US$
2007	942,595,177	April 24, 2008	0.575		0.90
2008	896,512,500	April 24, 2009	0.575		0.75
2009	896,512,500	May 14, 2010	0.575		0.71
2010	896,512,500	December 23, 2010*	1.00		1.31
2010	896,512,500	June 3, 2011**	1.30		1.92
2011	896,512,500	May 25, 2012	0.650	***	0.85

*
Represents an exceptional cash dividend following the sale of our interest in Vivo.

**
Represents (1) the remainder (€0.65 per share) of the exceptional cash dividend following the sale of our interest in Vivo and (2) an ordinary dividend of €0.65 per share with respect to the year ended December 31, 2010 approved at the Annual General Meeting of Shareholders held on May 6, 2011.

***
The dividend of €0.65 per share includes the advance of profits of €0.215 per share announced on December 15, 2011 and paid on January 4, 2012. As a result, each issued share is entitled to receive €0.435 as approved at the Annual General Meeting of Shareholders held on April 27, 2012.

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

Significant Changes

        As of December 31, 2011, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        As of the date of filing of this Annual Report on Form 20-F, we do not have any shares in treasury, but we do hold an equity swap for 20,640,000 shares that we entered into under a prior share buyback program. In addition, in 2011, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar Norte Leste acquired 64,557,566 of our own shares, representing 7.2% of our share capital.

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our American Depositary Shares ("ADSs") on the New York Stock Exchange for the years ended December 31, 2007, 2008 and 2009 and for each quarter of 2010 and 2011. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2007	9.60	8.02	14.05	10.40
2008*	9.40	4.42	14.61	5.40
2009*	8.68	5.54	12.65	7.11
2010*	10.70	6.48	15.24	8.38
First quarter	8.63	7.24	12.35	9.95
Second quarter	8.93	6.48	11.52	8.38
Third quarter	9.79	7.94	13.23	10.06
Fourth quarter	10.70	8.38	15.24	11.46
2011*	8.78	4.45	12.69	5.63
First quarter	8.76	8.02	12.16	10.42
Second quarter	8.78	6.64	12.69	9.53
Third quarter	6.92	5.30	9.92	7.12
Fourth quarter	5.48	4.45	7.56	5.63

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

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
October 2011	5.48	5.15	7.56	6.86
November 2011	5.17	4.47	7.19	5.94
December 2011	4.93	4.45	6.57	5.63
January 2012	4.55	3.80	5.94	5.04
February 2012	4.31	3.75	5.65	4.99
March 2012	4.18	3.86	5.61	5.08
April 2012 (through April 19, 2012)	4.00	3.73	5.34	4.89

        On April 19, 2012, the closing price of the ordinary shares on the regulated market Euronext Lisbon was €3.80 per ordinary share. On April 19, 2012, the last reported sale price of the ADSs on the New York Stock Exchange was US$5.00 per ADS.

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

Certain Provisions with Respect to Board Members

        Agreements between us and our directors must be authorized by a resolution of the Board of Directors and a favorable opinion of the Audit Committee. Our directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Our directors do not have the power to vote for their compensation, which is determined by a compensation committee elected by the General Meeting. Our directors may not receive loans from Portugal Telecom, except that directors may receive one month of compensation in advance. There are no age limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

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

        The Board of Directors has sole discretion over the proposal for dividends to be paid. Under our articles of association, we must pay dividends of at least 40% of our annual distributable net income to shareholders, subject to the ability of a two-thirds majority of the votes cast at a shareholders' meeting to decide to reduce the dividend or not to pay a dividend. Each dividend must be approved by a majority of the votes cast at a shareholders' meeting. The Board of Directors, subject to certain conditions, including the consent of our Audit Committee and the certification of the registered accountant, may also resolve the payment of interim dividends.

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve until this reserve represents 20% of share capital. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting. As of December 31, 2011, our legal reserve was equal to approximately 25% of our share capital.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order No. 160/2003, dated February 19, 2003, so that companies with shares trading on a regulated market and under the supervision of the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission) ("CMVM") are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

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

Voting Rights of the Ordinary Shares and the A Shares

        As a general rule, matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution, or merger of Portugal Telecom and certain other matters mandated by Portuguese law require the approval of two-thirds of the votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present or represented. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day at a second call of such meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented.

        As of December 31, 2011, the Board of Directors consisted of 24 directors. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected at the annual general shareholders' meeting on March 27, 2009, and although its term expired on December 31, 2011, pursuant to Portuguese law, the members of the Board of Directors remain in office until new members are elected, which will occur at the annual general shareholders' meeting in early 2012. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

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

        Under our articles of association, the voting rights exercised by a single shareholder are limited to a maximum of 10% of our share capital. As a result, no single shareholder can exercise voting rights in his own name or on behalf of other shareholders representing more than 10% of our share capital. Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual ADS holder will not be accepted by Portugal Telecom as votes of the ordinary shares to the extent that such votes, together with any votes cast by such ADS holder as holder of ordinary shares, exceed 10% of the voting power of Portugal Telecom.

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

Changes in Rights of Shareholders

        The rights of holders of Portugal Telecom shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present or represented. If the quorum requirement is not met at the initial meeting, then those matters may be approved at a later date at a second call of that meeting by a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or a simple majority of the votes cast if at least one-half of the share capital is present or represented.

Shareholders' Meetings

        Shareholders' meetings may be held at our registered office or, when the registered office does not have satisfactory conditions for the meeting, at another location within the Portuguese territory. Shareholders' meetings are called by publication of a notice on the Ministry of Justice's website (http://publicacoes.mj.pt), the website of the CMVM (www.cmvm.pt), our website (www.telecom.pt) and, although not required by law, in a daily newspaper with national distribution (Diário de Notícias). An annual shareholders' meeting must be held before the end of May and must be convened with advance notice of at least 21 days. At the annual shareholders' meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the Board of Directors, the Audit Committee or shareholders holding at least 2% of share capital.

        In accordance with the Portuguese Securities Code, as amended in 2010, only shareholders who, at the record date (corresponding to 00:00 (GMT) of the fifth trading day prior to the date of the general meeting), hold shares that, under the law and the articles of association, entitle them to exercise at least one vote shall have the right to attend and vote at a shareholders' meeting. The exercise of participation and voting rights at a shareholders' meeting shall not be hindered by any transfer of shares at a time following the record date, nor does it depend on the blocking of such shares between the record date and the date of the shareholders' meeting.

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

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of our ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either reaching, exceeding or holding less than 2%, 5%, 10%, 15%, 20%, 25%, 33.3%, 50%, 66.6% or 90% of our voting rights must notify us and the CMVM within four trading days as from the date on which the fact takes place or is acknowledged by such person. Holdings must be calculated to take into account all outstanding shares with voting rights, regardless of the number of voting rights that may be suspended at the time.

        In addition, following the entry into force of CMVM Regulation No. 5/2010, long financial positions in Portuguese listed companies shall also be notified to the relevant company and the CMVM and disclosed to the market. The disclosure duty is triggered whenever a long position reaches or exceeds 2%, 5%, 10%, 15%, 20%, 25%, one third, 40%, 45%, one half, 55%, 60%, two thirds, 70%, 75%, 80%, 85% and 90% of the share capital and also when such position is reduced below any of these thresholds. Under such Regulation, the contracts or financial instruments with an economic effect similar to the holding of shares that do not autonomously give rise to the attribution of voting rights, held directly or by a third party in any of the situations set out in article 20 (1) of the Portuguese Securities Code, such as CFD's and cash-settled swaps, options, futures and forwards, are considered as long financial positions.

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without authorization of a shareholders' meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of that entity (1) offers, in or outside of Portugal, "public telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (2) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the supervisory body. The Bank of New York Mellon, as ADS depositary, and its nominees are excluded from this requirement.

        If any such shareholder holds or controls ordinary shares exceeding 10% of our share capital, our shareholders may decide at a shareholders' meeting to require the cancellation of the ordinary shares held exceeding such 10% limit. In such case, we must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the Board of Directors to reduce the number of ordinary shares held to 10% or less of our share capital by sale or other form of transfer of the excess ordinary shares within 30 days, thus suspending the shares cancellation process. By making such request, such shareholder renounces, pending the conclusion of such sale or transfer, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Holders of ADSs will be treated as holders of the ordinary shares represented by the ADSs under these provisions.

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in Portugal Telecom.

Change of Control Provisions

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of Portugal Telecom. Under the articles of association, the voting rights exercised by a single shareholder are limited to a maximum of 10% of our share capital. As a result, no single shareholder can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of our share capital. The articles of association also provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without shareholder authorization. See "—Transfer of Ordinary Shares, Limitations on Shareholdings."

Disclosure of Shareholdings and Shareholders' Agreements

        Our articles of association do not require shareholders to disclose their shareholdings. Shareholders are required under our articles of association to provide information on shareholders' agreements.

Changes in Capital

        With the approval of the Audit Committee, the Board of Directors may increase the share capital of Portugal Telecom on one or more occasions, up to a maximum of €15,000,000. Certain terms of a share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting.

Corporate Governance

Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1986 and codified European Union directives on commercial law. The Portuguese Companies Code was subject to three major amendments in 2006, 2007 and 2009. A revision on March 29, 2006 mainly related to corporate governance matters. On January 17, 2007, a second revision covered issues such as share capital reductions and disclosure of financial information. Finally, in 2009, a recent European Union directive on the annual accounts and consolidated accounts of certain types of companies was implemented into the Portuguese legal framework, and as a result, measures have been taken in order to modernize company law, improve EU-wide comparability and public confidence in financial statements and reports, increase transparency in transactions with related parties and off-balance sheet arrangements and improve disclosure about corporate governance practices applied in a company. Moreover, Portuguese rules on mergers and spin-offs were significantly simplified.

        The Portuguese Companies Code is legally binding on any company with a registered office in Portugal. The Portuguese Companies Code establishes corporate governance standards with respect to the following:

  •
  Shareholder pre-emptive rights, which are intended to protect shareholders and holders of securities convertible into shares against dilution;

  •
  Share capital formation and capital increases, including the mandatory verification by independent auditors of contributions in kind;

  •
  Dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances, including if a lower percentage is set forth in the articles of association (as is the case for Portugal Telecom);

  •
  Shareholders' meetings, including minimum notice requirements, minority rights, voting by courier, and requirements that shareholders elect the chairman and other officials of the meeting who must be independent members (in the case of major companies and issuers of securities traded on a regulated market, like Portugal Telecom) and are empowered to convene and conduct the meetings;

  •
  Annual reports of management to the shareholders' meeting;

  •
  Shareholder access to information, including the right to request information in general meetings, and minority rights to request information regarding the company's performance;

  •
  Shareholder rights to, in certain circumstances, request the judicial declaration of annulment or voiding of decisions taken at a shareholders' meeting and the suspension of an illegal resolution, as well as to request to the chairman of the board of the shareholders' meeting to suspend a meeting in progress;

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

  •
  Fiduciary duties of board members to shareholders and the company; and

  •
  Compensation of members of the board of directors, which is established by the general shareholders' meeting or by a compensation committee appointed by a shareholders' meeting.

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

        In addition to these Codes, Portugal Telecom, as an issuer of securities traded on the regulated market Euronext Lisbon, is subject to Regulations and Recommendations issued by the CMVM, including the Regulation on Corporate Governance for Listed Companies, or Regulation No. 1/2010, and the CMVM Corporate Governance Code (the "Corporate Governance Code"), as amended and applicable beginning with the 2010 financial year. Regulation No. 1/2010 primarily addresses the mandatory content of the annual corporate governance report of a listed company's website, and disclosure of equity compensation plans. The Corporate Governance Code governs matters involving the general shareholders meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning general shareholders' meetings, anti-takeover provisions, the structure and powers of the management and supervisory corporate bodies, independence and incompatibility criteria applicable to the members of such corporate bodies, whistleblowing policies, remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body, committees with specific duties such as the follow-up of corporate governance issues and the selection and evaluation of directors, and matters concerning the investor relations department and transactions with significant shareholders.

        Regulation No. 1/2010 has introduced two major changes: (1) it allows issuers of shares admitted to trading on a regulated market to adopt a Corporate Governance Code other than the one issued by the CMVM, provided that such Code complies with the conditions described in the Regulation (a preliminary draft of governance code prepared by the Portuguese Corporate Governance Institute (Instituto Português de Corporate Governance), which may eventually become an alternative to the Corporate Governance Code, is currently under discussion) and (2) it requires listed companies to disclose the compensation paid to each of the members of their corporate bodies and requires further detail concerning the information to be disclosed by listed companies on the compensation of the members of their management and supervisory bodies.

        The Corporate Governance Code sets forth new recommendations primarily regarding the following issues: internal control and risk management internal systems; selection and remuneration of the management body's members; independence of the compensation committee; rotation, duties and independence of the external auditor; and transactions with significant shareholders.

        In 2007, our shareholders approved a proposal of the Board of Directors adopting a new corporate governance model, under the "Anglo-Saxon" model described above, and introducing the required amendments into our articles of association. Our decision to adopt the new "Anglo-Saxon" model took into account, among other things, the fact that we have securities traded on the New York Stock Exchange ("NYSE"), where this structure is mandatory for U.S. domestic companies, as well as the fact that Portugal Telecom already had an audit committee. Following the adoption of the "Anglo-Saxon" model, our corporate bodies consist of the General Meeting of Shareholders, the Board of Directors, which includes an Audit Committee, and a Statutory Auditor.

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the Corporate Governance Code approved by the CMVM, a listed company is required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members corresponding to at least one-fourth of the entire board. Moreover, Portuguese law does provide that the majority of the members of the audit committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the audit committee fulfill the legal requirements concerning incompatibilities and that at least one of the independent members satisfies legal requirements concerning expertise in auditing or accounting. The Corporate Governance Codes also provides that the chairman of the audit committee should be independent. These principles are designed to strengthen the supervision of the audit function and to avoid conflicts of interest. Members of the audit committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal to or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms of office whether subsequent or not.

        The Audit Committee elected at the General Meeting of Shareholders on March 27, 2009, and reelected at the General Meeting of Shareholders held on April 27, 2012, complied with the independence requirements under Portuguese law, and each member of the Audit Committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

        Portuguese law requires companies adopting a two-tier or an "Anglo-Saxon" corporate governance model (as described under "—Portuguese Legal Framework" above) to have, respectively, a committee for financial matters within the supervisory body or an audit committee within the Board of Directors, in each case satisfying certain requirements as to the committee's minimum powers, independence and expertise. Moreover, in each model, the Portuguese Companies Code permits the creation of a compensation committee, within the supervisory board in the two-tier model, or appointed by a general meeting of shareholders, in the case of the one-tier or "Anglo-Saxon" models.

        Under the CMVM's Corporate Governance Code, the board of directors, in the one-tier or "Anglo-Saxon" models, or the supervisory body, in the two-tier model, should create committees, including corporate governance and evaluation committees, in order to ensure that a competent and independent evaluation is made as to the performance of executive directors and other members of the board of directors. The Corporate Governance Code further recommends that listed companies, in addition to those committees, create a nominating committee in order to ensure a timely identification of potential candidates with the high profile required for the performance of a director's duties.

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

        In 2007, Portugal Telecom redesignated the Audit Committee as Portugal Telecom's Supervisory Corporate Body. According to the articles of association, the members of the Audit Committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where Portugal Telecom has securities admitted to trading. As a supervisory body, the Audit Committee has the powers to, in addition to all other powers established by law or our bylaws,

  •
  approve and disclose an annual report on their supervisory activity, expressly mentioning any constraints faced;

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

        João Manuel de Mello Franco (Chairman), José Guilherme Xavier de Basto and Mário João de Matos Gomes were elected as members of the Audit Committee for the 2009-2011 term of office at the General Meeting of Shareholders held on March 27, 2009 and were reelected for the 2012-2014 term of office at the General Meeting of Shareholders held on April 27, 2012.

        Additionally, the new corporate governance structure includes a Statutory Auditor who is not one of the members of the Audit Committee, as required by the Decree-Law No. 76-A/2006 of March 27, 2006, which amended the Portuguese Companies Code. The current Statutory Auditor was appointed at the General Meeting of Shareholders held on March 27, 2009 and was reappointed at the General Meeting of Shareholders held on April 27, 2012. P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was elected as the Effective Statutory Auditor, and no Alternate Statutory Auditor was appointed, as permitted by law.

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

        Under CMVM Regulation No. 1/2010, the executive management and board of directors are required to disclose either that they are in compliance with the recommendations set forth by the CMVM or which recommendations they have not followed and provide reasons therefor. This disclosure is included in our Corporate Governance Report, which is attached as an appendix to our Portuguese annual report and to the English translation of that report.

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

        As of December 31, 2011, the members of the corporate governance committee were Nuno Rocha de Almeida e Vasconcellos (Chairman of the Corporate Governance Committee), João Manuel de Mello Franco, Joaquim Aníbal Brito Freixial de Goes, Jorge Humberto Correia Tomé (who resigned from his duties at Portugal Telecom on February 29, 2012), Paulo José Lopes Varela, and Francisco Teixeira Pereira Soares.

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

        As of December 31, 2011, the members of the evaluation committee were Henrique Granadeiro (Chairman of the Evaluation Committee), Zeinal Bava, João de Mello Franco, Francisco Pereira Soares, Joaquim Goes, Rafael Mora Funes and Jorge Tomé (who resigned from his duties at Portugal Telecom on February 29, 2012).

  Risk Management System

        Our Internal Control and Risk Management team, with hierarchical reporting to the Chief Executive Officer and Chief Financial Officer and functional reporting to the Audit Committee, is in charge of assessing our risk management procedures and optimizing these procedures by adopting industry best practices and conforming to the COSO method for internal control matters. This team enables us to identify and prioritize critical risks to our company, and thus develop suitable risk management strategies.

Material Contracts

Oi and Contax Agreements

        On January 26, 2011, we announced that we had entered into a series of agreements with Oi, Brazil's largest telecommunications group, to acquire a significant interest in that company. In connection with our agreements to establish a strategic partnership with Oi, we also agreed to merge Dedic and GPTI, our subsidiaries that provide call center and IT/IS services in Brazil, with Contax. On March 28, 2011, we completed the acquisition of a direct and indirect interests of 25.3% in Oi and 14.1% in Contax, for total consideration of R$8,437 million (€3,728 million). In connection with the transactions, we obtained direct and indirect interests of 25.6% in Telemar Participações and 42.0% in CTX Participações, the controlling shareholders of Oi and Contax, respectively.

        The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (our existing Brazilian business process outsourcing provider) by Contax and was completed on July 1, 2011, as the boards of directors and shareholders of Dedic, CTX and Contax approved the following transactions: (1) the exchange of Portugal Telecom's investment in Dedic/GPTI for a 7.6% interest in Contax, (2) the exchange of a 1.3% interest in Contax held by Portugal Telecom for an additional 3.7% interest in CTX and (3) the disposition by Portugal Telecom to CTX of a 2.0% interest in Contax for a total amount of

R$49.7 million (€22 million). As a result of these operations, our direct and indirect interests in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax.

        In connection with the establishment of our strategic partnerships with Oi and Contax, we also entered into shareholders' agreements with the controlling shareholders of Oi and Contax, pursuant to which we have obtained significant corporate governance rights. These agreements are described under "Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi" and "Item 4—Information on the Company—Our Businesses—Other International Operations—Other Brazilian Operations—Strategic Partnership with Contax."

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

UOL Agreement

        On December 29, 2010, we reached an agreement for the sale of our 28.78% interest in UOL, Brazil's largest internet provider by revenue to a Brazilian businessman. The total consideration for the sale was R$356 million (€ 161 million as of December 31, 2010). The transaction closed on January 27, 2011.

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

Indebtedness

        On November 7, 2006, we entered into an Amended and Restated Programme Agreement, a Fifth Supplemental Trust Deed, and Amended and Restated Agency Agreement and other documents relating to our Global Medium Term Note Program, increasing the size of the program to €7.5 billion. The issuer under the program is our subsidiary Portugal Telecom International Finance B.V., and the program benefits from Keep Well Agreements from Portugal Telecom and PT Comunicações, S.A. Copies of these documents are filed as Exhibits 2.2, 2.3, 2.4, 2.5 and 2.6 to this Annual Report on Form 20-F.

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

  •
  €1 billion Eurobond.  In April 2009, we issued a € 1 billion Eurobond, with a maturity of four years at an interest rate of 6.0% per annum. We used the proceeds to finance our Pay-TV strategy and to provide additional financial flexibility by reducing our use of commercial paper and standby lines.

  •
  €250 million fixed rate notes.  In July 2009, we issued €250 million fixed rate notes due 2017 through a private placement.

  •
  €750 million Eurobond.  In November 2009, we issued €750.0 million in fixed rate notes under our global medium term note program at an interest rate of 5.0%, maturing in 2019.

        In 2011, our subsidiary Portugal Telecom International Finance B.V. issued €600 million in fixed rate notes at an interest rate of 5.625%, maturing in 2016.

        On March 25, 2011, we announced that we had entered into a new € 900 million revolving credit facility maturing in 2014. The facility was increased to €1,050 million on April 12, 2011 and to € 1,200 million on April 13, 2011.

        On May 31, 2011, we announced that that the exchange price and the threshold amount of Portugal Telecom International Finance B.V.'s €750,000,000 4.125% Exchangeable Bonds due in 2014 and exchangeable into ordinary shares of PT (the "Bonds") were adjusted in accordance with Condition 6.2(c)(i) of the Bonds and is disclosed in its respective release.

        On June 3, 2011, S&P announced its review of the credit rating attributed to us, downgrading PT long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3.

        On June 7, 2011, Moody's announced its review of the credit rating attributed to us, downgrading PT long-term rating from Baa2 to Baa3.

        On July 29, 2011, Moody's announced that it confirmed the Baa3 Issuer Rating of PT and the ratings of its fully owned subsidiary PT International Finance B.V. (PTIF) with negative outlook, concluding the rating review process initiated on June 7, 2011.

        On December 23, 2011, Moody's announced its review of the credit rating attributed to PT and the ratings of its fully owned subsidiary PT International Finance B.V., downgrading the long-term rating from Baa3 to Ba1.

        On April 13, 2012, Moody's announced its review of the credit ratings of Portugal Telecom and of our wholly owned subsidiary PT International Finance B.V., through which we have incurred certain of our indebtedness, downgrading the long-term ratings from Ba1 to Ba2, with negative outlook.

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

  •
  is entitled to the benefits of the Tax Treaty under the limitations of benefit provisions contained in Article 17 of the Tax Treaty; and

  •
  does not have a fixed place of business or a permanent establishment in Portugal to which its ownership of ordinary shares or ADSs is attributable.

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

Dividends

        Portuguese Taxation.    The general rate of withholding tax on dividends in Portugal is currently 25% for both Portuguese residents and non-residents. Dividends placed at the disposal in bank omnibus accounts (except where the identity of the effective beneficiary is disclosed) are subject to withholding tax at a rate of 30%.

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, Portugal Telecom must have confirmation that each shareholder is eligible for the benefits of the Tax Treaty. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Banco Espírito Santo, the custodian for the depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders. If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the 25% rate. If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the 10% excess Portuguese withholding tax to you. However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 10% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Tax and Customs Authority of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the last day of the year when the dividends were made available.

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

        According to an administrative ruling issued by the Portuguese tax authorities, the compliance with the requirement described in the second bullet point above should be certified by the U.S. Internal Revenue Service, under a Form 6166, together with a statement issued by the entity receiving the dividends, in which it certifies that requirements foreseen in Article 17 (limitation on benefits) of the Tax Treaty are met.

        Although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 10% excess Portuguese withholding tax even if you fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

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

        Subject to certain conditions and limitations, Portuguese tax withheld with respect to dividend distributions in accordance with Portuguese law may be eligible for credit against a U.S. Holder's federal income tax liability. A U.S. Holder will be denied a foreign tax credit with respect to Portuguese withholding tax on dividends from us if such U.S. Holder has not held the ADSs or ordinary shares for a minimum period during which it is not protected from risk of loss or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. As an alternative to claiming a foreign tax credit, a U.S. Holder may claim a deduction for Portuguese withholding tax, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. If a U.S. Holder is denied a foreign tax credit because of the holding period requirement described above, however, the U.S. Holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. Holder claimed the foreign tax credit for other taxes in the same taxable year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

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

        Dividends paid to a non-corporate U.S. Holder on or before December 31, 2012 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). In addition, the U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a "passive foreign investment company," the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the 15% rate and the related restrictions and special rules.

        Distributions in excess of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our ordinary shares or ADSs, and thereafter as capital gain from the sale of ordinary shares or ADSs. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and a U.S. Holder would generally not be able to use the foreign tax credit arising from any Portuguese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. As of December 31, 2011, the total notional amount of our Euro interest rate swaps was €178.1 million.

        As of December 31, 2011, taking into account interest rate swaps, approximately 61% of our total indebtedness carried fixed interest rates, compared to 91% at the end of 2010. This decrease in the weight of fixed rate indebtedness was primarily due to the acquisition of a interest in Oi, as most of Oi's indebtedness was at floating rates at the end of 2011.

        We are exposed to interest rate risk primarily in the Euro zone and in Brazil. Our consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI (Crédito Depositário Interbancário), an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for U.S. dollar-denominated debt.

        In addition, the interest rates on some of the EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's internal interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. The EIB's internal floating rates remained close to Euribor flat rates during 2011. The floating interest rates on EIB loans have been swapped into fixed rates in previous years, using Euro interest rate swaps.

        As of December 31, 2011, considering the effects of derivative transactions, 38.9% of our consolidated gross debt, amounting to approximately €4,779 million, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments amounting to €5,668 million as of December 31, 2011 also bears interest at floating rates, thus eliminating the interest rate risk on gross debt. Accordingly, our net exposure to floating interest rates amounted to a net cash position of approximately €889 million as of December 31, 2011. If all market interest rates had been lower (higher) by 1% during the year ended December 31, 2011, net interest expenses would have been higher (lower) by an amount of approximately €2.0 million. Interest rate risks also result from exposure to changes in the fair value of our long-term fixed-rate debt due to changes in market interest rates.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt. We are exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Brazilian Real-denominated debt. Following the disposal of Vivo, as of December 31, 2010, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil was not significant. However, for the year ended December 31, 2011 and future periods, our exposure to the Brazilian Real has again become significant because of our investment in Oi completed on March 28, 2011.

        The risks related to our investments in foreign currencies relate primarily to our investments in Oi and Contax. As of December 31, 2011, the net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$8,667 million (approximately €3,587 million at the Euro/Real exchange rate on December 31, 2011). We do not have financial instruments in place to hedge the exchange risk on our investments in foreign companies.

        As of December 31, 2011, the risks related to debt denominated in currencies different from our subsidiaries' or investees' functional currencies were primarily related to foreign currency debt contracted by Oi and its subsidiaries, which represented about 29.9% of its gross debt. In order to minimize its exposure, Oi has entered into foreign exchange hedging contracts with financial institutions. Out of Oi's debt denominated in foreign currency as of December 31, 2011, 96.2% is protected through exchange rate swaps, currency forwards and foreign currency-denominated cash applications, while the remaining 3.8%, amounting to R$319.0 million (€34.0 million, representing our proportionally consolidated 25.6% economic stake) is exposed to the risk of changes in the US$/Real exchange rate.

        The effects of hypothetical changes of relevant risk variables on our income statement and shareholders' equity are as follows:

  •
  the impact of the appreciation (devaluation) of the Real against the Euro by R$0.10, from 2.42 to 2.32 (2.52), would imply an increase (decrease) in Portugal Telecom's net assets as of December 31, 2011 of approximately €155 million (€143 million), which corresponds to currency translation adjustments on Brazilian investments;

  •
  all other variables being equal, the impact of the appreciation (devaluation) of the U.S. Dollar against the Real by R$0.10 during 2011 would imply an increase (reduction) in the contribution of Oi to our financial expenses by approximately €0.1 million, as a result of the portion of Oi's debt denominated in foreign currencies that is not protected through derivative financial instruments or cash applications denominated in foreign currencies; and

  •
  most non-derivative financial assets and liabilities are denominated in the applicable functional currency either directly or indirectly through the use of derivatives. Changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

        Our total net exposure to the U.S. dollar, including our indebtedness, cash and derivatives, amounted to US$46.6 million as of December 31, 2011, compared to US$10.8 million as of December 31, 2010.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2011, corresponding to an average price per share of €8.6275. These equity swaps had maturities of twelve months as of December 31, 2011.

Tabular Information on Market Risk Sensitive Instruments

        The following tables provide information about our debt and derivative instruments as of December 31, 2011 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account related derivatives entered into with the purpose of hedging debt's interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2011.

        The two final tables present additional information about all derivative contracts we have entered into.

        In addition to these tables, Note 45 to our audited consolidated financial statements, which is incorporated herein by reference, includes sensitivity analysis disclosure relating to instruments subject to interest rate risk and exchange rate risk.

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes		2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)			50	39	25	25	25	315	480	342
Average Interest Rate			3.33%	3.21%	3.10%	3.06%	3.02%	2.98%	3.13%
EIB Loans (€) with related interest rate swaps			42	36	36	—	—	—	114	105
Average Interest Rate			2.97%	3.04%	3.04%	—	—	—	3.00%
Total EIB Fixed Rate Loans			92	74	61	25	25	315	594	447
Non-EIB Fixed Rate Loans
Bonds (€)	(2)		1,298	935	—	—	596	2,043	4,871	4,144
Average Interest Rate			4.85%	5.25%	4.99%	4.99%	4.99%	4.80%	4.98%
Exchangeable Bonds (€)	(2	)(3)	—	—	723	—	—	—	723	621
Average Interest Rate			4.13%	4.13%	4.13%	—	—	—	4.13%
Loans (€)			4	4	—	—	—	—	8	8
Average Interest Rate			3.36%	3.36%	—	—	—	—	3.36%
Other financings (€)			454	—	—	—	—	—	454	437
Average Interest Rate			3.25%	—	—	—	—	—	3.25%
Bonds, debentures (R$)			—	—	—	4	53	11	68	68
Average Interest Rate			10.20%	10.20%	10.20%	10.20%	10.12%	11.36%	10.22%
Bonds (€) with related €/R$ forwards			—	—	—	—	—	192	192	188
Average Interest Rate			5.13%	5.13%	5.13%	5.13%	5.13%	5.13%	5.13%
Bonds (US$) with related US$/R$ forwards			—	—	—	—	—	172	172	172
Average Interest Rate			5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Loans (R$)			18	9	9	7	8	9	60	60
Average Interest Rate			7.28%	7.10%	6.92%	6.59%	6.55%	6.63%	6.99%
Loans (R$) , subject to adjustments based on IPCA			19	18	17	16	14	66	150	150
Average Interest Rate			7.89%	7.89%	7.89%	7.89%	7.89%	7.89%	7.89%
Loans (US$) with related US$/R$ swaps			2	—	—	—	—	—	2	2
Average Spread—ref. USD Libor (original loans)			0.32%	—	—	—	—	—	0.32%
Bonds (US$)			—	—	—	—	—	28	28	36
Average Interest Rate			9.50%	9.50%	9.50%	9.50%	9.50%	9.50%	9.50%
Bonds (R$) with related R$/US$ forwards			—	—	—	—	68	—	68	67
Average Interest Rate			9.75%	9.75%	9.75%	9.75%	9.75%	—	9.75%
Loans (US$)			3	3	3	3	3	7	23	23
Average Interest Rate			3.20%	3.20%	3.20%	3.18%	3.15%	3.09%	3.18%
Floating rate loans (US$) with related interest rate swaps			2	—	8	30	38	—	78	77
Average Spread (original loans)—ref. USD Libor			2.25%	2.30%	2.30%	2.30%	2.30%	2.30%	2.29%
Other financings (Other currencies)			5	1	1	1	2	0	9	9
Total Non-EIB Fixed Rate Loans			1,805	970	760	61	782	2,529	6,908	6,063

Total Fixed Rate Debt			1,898	1,044	821	87	807	2,845	7,502	6,510

	Notes	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(1)
Floating Rate Debt
Non-EIB Floating Rate Loans
Floating Rate Notes (€)	(2)	—	50	—	—	—	—	50	46
Average Spread—ref. Euribor		1.50%	1.50%	—	—	—	—	1.50%
Loans (€)		27	16	16	4	0	—	62	62
Average Interest Rate		3.18%	3.18%	3.18%	3.18%	3.18%	—	3.18%
Loans (€)		704	21	772	12	2	14	1,525	1,441
Average Spread—ref. Euribor		1.50%	1.73%	1.73%	1.56%	1.65%	1.65%	1.73%
Liability related to equity swaps on treasury shares (€)		94	—	—	—	—	—	94	94
Average Spread—ref. Euribor		3.95%	—	—	—	—	—	3.95%
Bonds, debentures, other debt securities (R$)		225	124	223	42	140	323	1,077	1,092
Average Spread—ref. CDI		1.26%	1.27%	1.21%	1.20%	1.17%	1.05%	1.22%
Bonds, debentures, other securities (R$)		61	—	—	—	—	—	61	61
Average Spread—ref. % of CDI		—	—	—	—	—	—	—
Bonds, debentures, other securities (R$)		44	47	47	47	46	182	412	412
Average Spread—ref. IPCA		5.30%	5.34%	5.39%	5.46%	5.55%	5.69%	5.42%
Fixed rate bonds (US$) with related US$/R$ swaps		—	—	—	—	—	183	183	182
Average Interest Rate (original bonds)		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Loans (R$)		3	3	2	82	81	163	334	334
Average Spread—ref. CDI		1.32%	1.31%	1.31%	1.30%	1.30%	1.30%	1.31%
Loans (R$)		178	175	119	70	66	112	720	720
Average Spread—ref. TJLP		4.09%	4.07%	4.0%	3.93%	3.96%	4.0%	4.04%
Loans (US$) with related US$/R$ swaps		38	38	38	38	26	49	229	231
Average Spread—ref. USD Libor (original loans)		1.64%	1.62%	1.60%	1.57%	1.51%	1.42%	1.59%
Fixed rate loans (US$) with related US$/R$ swaps		2	2	3	—	—	—	7	7
Average Interest Rate (original loans)		9.75%	9.75%	9.75%	—	—	—	9.75%
Loans (US$)		18	3	2	2	—	—	25	25
Average Spread—ref. USD Libor		1.66%	2.08%	2.07%	2.06%	—	—	1.80%
Loans (Other currencies)		0	—	—	—	—	—	0	0
Total Floating Rate Debt		1,394	478	1,221	296	363	1,026	4,779	4,708

Total Debt		3,292	1,523	2,043	383	1,170	3,870	12,281	11,217

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

(3)
In accordance with IFRS, exchangeable bonds represent a compound instrument, and accordingly the market value of the equity component as of the date the bonds were issued amounted to €57.1 million and was recorded in shareholders' equity, while the financial liability component was recorded through the amortized cost.

Derivatives Sensitivity to Interest Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2012	2013	2014	2015	2016	Thereafter	Fair Value
Fixed Rate Payer
Pay fixed €, receive floating € swaps		178	126	86	50	50	50	(7)
Average rate paid		2.91%	2.79%	2.83%	3.16%	3.16%	3.16%
Average spread received—ref. Euribor		0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Pay fixed R$, receive fixed US$ swaps		58	58	58	58	58	58	(5)
Average rate paid		11.65%	11.65%	11.65%	11.65%	11.65%	11.65%
Average rate received		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Pay fixed US$, receive floating R$ swaps		27	21	15	9	3	—	(1)
Average rate paid		4.55%	4.55%	4.55%	4.55%	4.55%	—
Average spread received—ref. % of CDI		100.00%	100.00%	100.00%	100.00%	100.00%	—
Pay fixed US$, receive floating US$ swaps		187	100	92	77	39	—	2
Average rate paid		1.68%	2.25%	2.09%	1.93%	1.73%	—
Average spread received—ref. USD Libor		0.24%	0.34%	0.26%	0.18%	0.08%	—
Floating Rate Payer
Pay floating R$, receive fixed US$ swaps		220	198	176	154	135	127	7
Average spread paid—ref. % of CDI		93.53%	93.17%	92.69%	92.06%	91.41%	91.45%
Average rate received		4.48%	4.52%	4.58%	4.64%	4.71%	4.75%
Pay floating R$, receive floating US$ swaps		135	113	91	69	47	31	(3)
Average spread paid—ref. % of CDI		101.09%	100.98%	100.83%	100.58%	100.09%	99.65%
Average spread received—ref. USD Libor		1.90%	1.88%	1.84%	1.78%	1.67%	1.57%
Pay floating R$, receive floating US$ swaps		37	31	25	20	15	9	8
Average spread paid—ref. CDI		(1.24)%	(1.25)%	(1.25)%	(1.25)%	(1.26)%	(1.27)%
Average spread received—ref. USD Libor		1.13%	1.13%	1.13%	1.12%	1.12%	1.12%
Pay floating R$, receive floating R$ swaps		29	29	—	—	—	—	(0)
Average spread paid—ref. % of CDI		103.80%	103.80%	—	—	—	—
Average spread received—ref. CDI		0.55%	0.55%	—	—	—	—
Pay floating R$, receive fixed R$ swaps		58	58	58	58	58	58	(1)
Average spread paid—ref. % of CDI		102.16%	102.16%	102.16%	102.16%	102.16%	102.16%
Average rate received		11.65%	11.65%	11.65%	11.65%	11.65%	11.65%

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	Notes	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(1)
Exposure to the Euro/Brazilian Real exchange rate
Bonds, debentures (R$)		—	—	—	4	53	11	68	68
Average Interest Rate		10.20%	10.20%	10.20%	10.20%	10.12%	11.36%	10.22%
Bonds (€) with related €/R$ forwards		—	—	—	—	—	192	192	188
Average Interest Rate		5.13%	5.13%	5.13%	5.13%	5.13%	5.13%	5.13%
Bonds (US$) with related US$/R$ forwards		—	—	—	—	—	172	172	172
Average Interest Rate		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Loans (R$)		18	9	9	7	8	9	60	60
Average Interest Rate		7.28%	7.10%	6.92%	6.59%	6.55%	6.63%	6.99%
Loans (R$) , subject to adjustments based on IPCA		19	18	17	16	14	66	150	150
Average Interest Rate		7.89%	7.89%	7.89%	7.89%	7.89%	7.89%	7.89%
Loans (US$) with related US$/R$ swaps		2	—	—	—	—	—	2	2
Average Spread—ref. USD Libor (original loans)		0.32%	—	—	—	—	—	0.32%
Bonds, debentures, other debt securities (R$)		225	124	223	42	140	323	1,077	1,092
Average Spread—ref. CDI		1.26%	1.27%	1.21%	1.20%	1.17%	1.05%	1.22%
Bonds, debentures, other securities (R$)		61	—	—	—	—	—	61	61
Average Spread—ref. % of CDI		—	—	—	—	—	—	—
Bonds, debentures, other securities (R$)		44	47	47	47	46	182	412	412
Average Spread—ref. IPCA		5.30%	5.34%	5.39%	5.46%	5.55%	5.69%	5.42%
Fixed rate bonds (US$) with related US$/R$ swaps		—	—	—	—	—	183	183	182
Average Interest Rate (original bonds)		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Loans (R$)		3	3	2	82	81	163	334	334
Average Spread—ref. CDI		1.32%	1.31%	1.31%	1.30%	1.30%	1.30%	1.31%
Loans (R$)		178	175	119	70	66	112	720	720
Average Spread—ref. TJLP		4.09%	4.07%	4.0%	3.93%	3.96%	4.0%	4.04%
Loans (US$) with related US$/R$ swaps		38	38	38	38	26	49	229	231
Average Spread—ref. USD Libor (original loans)		1.64%	1.62%	1.60%	1.57%	1.51%	1.42%	1.59%
Fixed rate loans (US$) with related US$/R$ swaps		2	2	3	—	—	—	7	7
Average Interest Rate (original loans)		9.75%	9.75%	9.75%	—	—	—	9.75%

Debt exposure to Non-European Monetary Union currencies	Notes	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(1)
Exposure to the Euro/US Dollar exchange rate
Bonds (US$)		—	—	—	—	—	28	28	36
Average Interest Rate		9.50%	9.50%	9.50%	9.50%	9.50%	9.50%	9.50%
Bonds (R$) with related R$/US$ forwards		—	—	—	—	68	—	68	67
Average Interest Rate		9.75%	9.75%	9.75%	9.75%	9.75%	0.00%	9.75%
Loans (US$)		3	3	3	3	3	7	23	23
Average Interest Rate		3.20%	3.20%	3.20%	3.18%	3.15%	3.09%	3.18%
Floating rate loans (US$) with related interest rate swaps	2	—	8	30	38	—	78	77
Average Spread (original loans)—ref. USD Libor		2.25%	2.30%	2.30%	2.30%	2.30%	2.30%	2.29%
Loans (US$)		18	3	2	2	—	—	25	25
Average Spread—ref. USD Libor		1.66%	2.08%	2.07%	2.06%	—	—	1.80%
Exposure to other currencies exchange rates
Other financings		5	1	1	1	2	0	10	10

(1)
Includes fair value of debt and related swaps.

Derivatives Sensitivity to Exchange Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2012	2013	2014	2015	2016	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate
€/R$ forwards (pay R$, receive €)		219	—	—	—	—	—	(3)
Average exchange rate		2.43	—	—	—	—	—
R$/€ forwards (pay €, receive R$)		26	—	—	—	—	—	0
Average exchange rate		2.43	—	—	—	—	—
Exposure to the U.S. dollar/Brazilian Real exchange rate
Pay fixed R$, receive fixed US$ swaps		58	58	58	58	58	58	(5)
Average exchange rate		1.83	1.83	1.83	1.83	1.83	1.83
Pay floating R$, receive fixed US$ swaps		220	198	176	154	135	127	7
Average exchange rate		1.97	1.95	1.93	1.90	1.85	1.84
Pay floating R$, receive floating US$ swaps		135	113	91	69	47	31	(3)
Average exchange rate		1.76	1.76	1.75	1.75	1.73	1.72
Pay floating R$, receive floating US$ swaps		37	31	25	20	15	9	8
Average exchange rate		2.29	2.29	2.29	2.29	2.29	2.29
Pay fixed US$, receive floating R$ swaps		27	21	15	9	3	—	(1)
Average exchange rate		1.96	1.96	1.96	1.96	1.96	—
US$/R$ forwards (pay R$, receive US$)		297	—	—	—	—	—	(14)
Average exchange rate		1.81	—	—	—	—	—
R$/US$ forwards (pay US$, receive R$)		182	—	—	—	—	—	4
Average exchange rate		1.85	—	—	—	—	—
Exposure to the US Dollar/Namibian Dollar exchange rate
Pay Namibian Dollar, receive US Dollar		1	—	—	—	—	—	0
Average exchange rate		6.93	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2012	2013	2014	2015	2016	Thereafter	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on Own Shares	(2)	178	—	—	—	—	—	(8)
Average Initial Price		8.63	—	—	—	—	—	—

(1)
Not including equity derivatives, as these instruments outstanding are accounted for as debt on our balance sheet.

(2)
This instrument was contracted in previous years and is accounted for as debt in our balance sheet. In December 2011, we settled an amount of to €84.3 million of the outstanding amount previously due and, consequently, our liability as of December 31, 2011 was reduced to to €93.8 million.

Fair Value of Derivatives Contracts in 2010(1)
(€ million)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1 - 3 years	4 - 5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	0.0	0.0	0.0	0.0	0.0
Prices provided by other external sources	(3.7)	(2.7)	0.0	0.0	(6.4)
Prices based on models and other valuation methods	(11.5)	(0.2)	17.4	(10.9)	(5.2)
Total	(15.2)	(2.9)	17.4	(10.9)	(11.6)

(1)
Not including equity derivatives, as these instruments outstanding are accounted for as debt in our balance sheet.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        The following table sets for the fees and charges that a holder of Portugal Telecom ADSs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of January 12, 2009

(the "Deposit Agreement"), with The Bank of New York Mellon, as depositary, in connection with our ADS program:

Fee and Reimbursement Provisions
Fee or Charge:		Relating to:
1.	Taxes and other governmental charges
2.	Registration fees as may be in effect for the registration of transfers of common shares underlying the ADSs on the share register of our company or the Portuguese Central de Valores Mobiliários
The transfer of common shares underlying ADSs to or from the name of the depositary or its nominee or Banco Espirito Santo, as custodian for the depositary, or its nominee on the making of deposits or withdrawals under the Deposit Agreement
3.	Cable, telex and facsimile transmission expenses expressly provided under the Deposit Agreement
4.	Expenses incurred by the depositary in the conversion of foreign currency	Amounts in Euros received by way of dividends or other distributions or the net proceeds from the sale of securities, property or other rights in respect of ADSs
5.	U.S.$5.00 or less per 100 ADSs (or portion thereof)	The execution and delivery of ADSs and the surrender of ADSs, or the distribution of the proceeds of the sale of rights
6.	U.S.$0.02 or less per ADS (or portion thereof)	Any dividend or other cash distributions made pursuant to the Deposit Agreement
7.	U.S.$0.02 or less per ADS (or portion thereof) per year	Depositary services
8.
Payment of any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

        The dividend fee and depositary services fee described in rows 6 and 7 are a common practice among ADS programs. The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary's discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. In addition, the fee on dividends described in row 6 above, to the extent it is charged, is generally deducted from the dividends. In the year ended December 31, 2011, the fee on dividends and the annual fee for depositary services was deducted from the dividends paid to ADS holders on June 15, 2011.

        From January 1, 2011 through January 2012, pursuant to a letter agreement between our company and the depositary, the depositary reimbursed us for an aggregate amount equal to approximately $1,511,515 million. Included in this amount were (1) payments of approximately U.S.$99,180.64 on January 17, 2012 for costs relating to the participation of ADS holders at a shareholders' meeting, including printing and mailing costs, and (2) payments of approximately U.S.$1,412,334.44 on January 17, 2012 for listing related expenses, audit related costs and capital markets activities.

        A form of the Deposit Agreement is filed as Exhibit 2.1 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADSs.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2011. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2011, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2010 and 2011, the remuneration of our independent auditors was as follows.

	2010		2011
	€	%	€	%
Audit Fees	1,912,974	78%	3,077,946	77%
Audit-Related Fees(1)	193,420	8%	707,320	18%
Tax Fees(2)	143,000	6%	162,993	4%
Other Fees(3)	200,216	8%	30,000	1%

Total	2,449,610	100%	3,978,259	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with acquisitions of Oi and Contax and (ii) confort letters issued under our debt programs.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
The caption "Other Fees" with respect to 2011 is related to training regarding new accounting rules and, with respect to 2010, includes (i) consulting services relating to operational processes in respect of health care benefits and obligations and (ii) training regarding new accounting rules.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2011, we held, directly and indirectly, 36,522,253 of our own shares, including (1) 20,640,000 outstanding equity swaps for our own shares in connection with our share buyback program announced in April 2005 and (2) 16,338,229 shares deemed to be held indirectly through our 25.3% interest in the 64,557,566 shares of Portugal Telecom acquired by Oi in 2011.

        During 2011, we did not acquire any treasury shares or enter into new equity swaps. Accordingly, the tabular presentation contemplated by Item 16E is omitted for the year ended December 31, 2011.

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

        The information set forth in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards" is incorporated herein by reference.

ITEM 16H—MINE SAFETY DISCLOSURE

        Not applicable.

ITEM 17—FINANCIAL STATEMENTS

        Not applicable.

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A.
2.1
Form of Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999 and on January 12, 2009, incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 1 to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-81394) filed with the Commission on December 29, 2008.
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
2.12
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 filed with the Commission on June 11, 1999 (File No. 333-10434).
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
2.18
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €600,000,000 5.625% Notes due 2016, dated February 8, 2011, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Bank of America Merrill Lynch, Barclays Capital, BES Investimento, Caixa BI, Citigroup and Credit Suisse, incorporated by reference to Exhibit 2.18 to Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).

Exhibit Number	Description
2.19	Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 16, 2011, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Plc and UBS Limited.
2.20
Sixth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated April 23, 2010, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.
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
4.5
Summary of the Agreement for the Purchase and Sale of Shares of Brasilcel, N.V., dated July 28, 2010, among Telefónica, S.A., Portugal Telecom, SGPS, S.A. and PT Móveis—Serviços de Telecomunicaçoes, SGPS, S.A., incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.6
Shareholders' Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the first Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (File No. 001-14487).

Exhibit Number	Description
4.7	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation), incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (File No. 001-14487).
4.8
Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (File No. 001-14487).
4.9
Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation), incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (File No. 001-14487).
4.10
Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.10 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.11
Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.11 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.12
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., Portugal Telecom, SGPS S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A., incorporated by reference to Exhibit 4.12 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).

Exhibit Number	Description
4.13	English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Pasa Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A., incorporated by reference to Exhibit 4.13 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.14
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF TEL S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.14 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.15
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of EDSP75 Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., EDSP75 Participações S.A., La Fonte Telecom S.A. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., and LF TEL S.A., incorporated by reference to Exhibit 4.15 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.16
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, Fundação Petrobras de Seguridade Social—Petros, Fundação dos Economiários Federais—Funcef, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.16 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.17
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among BNDES Participações S.A.—BNDESPar, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.18
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF TEL S.A., Fundação Atlântico de Seguridade Social, Bratel Brasil S.A., Telemar Participações S.A. and, as intervening party, Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.19
English Language Summary of the Material Provisions of the Commitment to Purchase and Sell Shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A, dated as of January 25, 2011, among Bratel Brasil S.A., Telemar Participações S.A., Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. and, as intervening party, Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.19 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).

Exhibit Number	Description
4.20	English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese Government.
8.1	List of Significant Subsidiaries.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification.

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

Date: April 30, 2012

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statements of financial position of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Lisbon, April 27, 2012

s/ JOÃO LUÍS FALUA COSTA DA SILVA Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Sil

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

Lisbon, April 27, 2012

/s/ JOÃO LUÍS FALUA COSTA DA SILVA Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Silva

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2011, 2010 AND 2009

Euro

	Notes	2011	2010	2009
CONTINUING OPERATIONS
REVENUES
Services rendered	6	5,859,286,893	3,516,023,963	3,491,970,083
Sales	6	141,455,409	165,615,850	197,167,935
Other revenues	6	146,102,419	60,614,025	44,266,786

	6	6,146,844,721	3,742,253,838	3,733,404,804

COSTS, LOSSES AND (INCOME)
Wages and salaries	8	1,020,475,455	637,115,622	546,689,537
Direct costs	9	1,012,274,450	547,559,101	522,353,576
Costs of products sold	10	169,875,122	179,893,915	207,256,041
Marketing and publicity		131,118,820	81,096,858	78,608,913
Supplies, external services and other expenses	11	1,281,382,721	724,519,676	733,310,901
Indirect taxes	13	187,460,760	45,418,246	57,816,564
Provisions and adjustments	42	156,264,110	34,951,944	30,505,493
Depreciation and amortisation	36 and 37	1,325,584,609	758,567,813	716,851,789
Post retirement benefits costs	14	58,527,048	38,209,838	89,630,520
Curtailment costs	14	36,429,874	145,513,252	14,804,659
Gains on disposal of fixed assets, net		(9,190,969)	(5,542,839)	(1,955,803)
Other costs, net	15	32,632,583	141,194,008	45,609,985

		5,402,834,583	3,328,497,434	3,041,482,175

Income before financial results and taxes		744,010,138	413,756,404	691,922,629

FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	297,114,673	185,044,935	227,491,155
Net foreign currency exchange losses	17	18,146,031	6,814,213	212,867
Net gains on financial assets and other investments	18	(577,737)	(1,860,287)	(8,067,568)
Equity in earnings of associated companies, net	34	(209,183,860)	(141,709,104)	(456,043,545)
Net other financial losses	19	107,402,475	33,300,530	35,715,551

		212,901,582	81,590,287	(200,691,540)

Income before taxes		531,108,556	332,166,117	892,614,169
Income taxes	20	108,196,813	77,525,848	185,890,157

Net income from continuing operations		422,911,743	254,640,269	706,724,012
DISCONTINUED OPERATIONS
Net income from discontinued operations	21	—	5,565,426,533	82,462,164

NET INCOME		422,911,743	5,820,066,802	789,186,176

Attributable to non-controlling interests	22	83,782,511	147,871,835	104,452,033
Attributable to equity holders of the parent	24	339,129,232	5,672,194,967	684,734,143
Earnings per share
Basic	24	0.39	6.48	0.78
Diluted	24	0.39	6.06	0.76
Earnings per share from continuing operations
Basic	24	0.39	0.19	0.74
Diluted	24	0.39	0.19	0.72

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2011, 2010 AND 2009

Euro

	Notes	2011	2010	2009
Income (expenses) recognised directly in shareholders' equity (Note 44.5)
Foreign currency translation adjustments
Translation of foreign operations(i)		(289,362,828)	433,946,646	942,188,037
Transfers to profit and loss(ii)		(37,794,036)	(1,166,099,952)	(21,603,864)
Post retirement benefits
Net actuarial losses	14	(80,537,620)	(450,674,906)	164,773,415
Tax effect(iii)	20	20,934,533	85,748,128	(43,664,955)
Hedge accounting of financial instruments
Change in fair value	45	24,494,061	(3,791,679)	(2,407,036)
Transfers to profit and loss	45	(25,863,984)	3,859,739	1,633,364
Tax effect	20	958,275	(18,037)	205,023
Other expenses recognised directly in shareholders' equity, net(iv)		(24,055,124)	(11,283,072)	(5,901,102)

		(411,226,723)	(1,108,313,133)	1,035,222,882

Reserves recognised directly in shareholders' equity (Note 44.5)
Revaluation reserve
Revaluation of real estate and ducts infrastructure	37	(126,167,561)	—	—
Tax effect	20	31,541,890	—	—
Reassessement of the deferred tax liability related to the revaluation of assets(v)	20	—	14,181,908	12,116,738

		(94,625,671)	14,181,908	12,116,738

Total earnings and reserves recognised directly in shareholders' equity		(505,852,394)	(1,094,131,225)	1,047,339,620
Income recognised in the income statement		422,911,743	5,820,066,802	789,186,176

Total income recognised		(82,940,651)	4,725,935,577	1,836,525,796

Attributable to non-controlling interests		30,339,901	257,155,531	350,255,756
Attributable to equity holders of the parent		(113,280,552)	4,468,780,046	1,486,270,040

(i)
Losses recorded in the year ended 31 December 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom's investments in Oi and Contax. Gains recognized in the years ended 31 December 2010 and in 2009 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro on Portugal Telecom's former investment in Brasilcel, amounting to Euro 337 million and Euro 882 million, respectively

(ii)
In 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss upon the completion of the disposal of this investment in January 2011 (Note 33). In 2010, this caption includes an amount of Euro 1,134,159,099 (Note 21) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in Brasilcel that was reclassified to profit and loss upon the disposal of this investment in September 2010. In addition, this caption also includes Euro 31,940,853 in 2010 and Euro 21,603,864 in 2009 (Note 21) corresponding to portions of the cumulative amount of foreign currency translation adjustments that were reclassified to profit and loss following repayments of part of the investment in Brasilcel through share capital reductions occurred at this company during the first half of 2010 and in 2009.

(iii)
This caption includes the tax effect on net actuarial losses recorded in the years ended 31 December 2011 and 2010 and a loss of Euro 26,924,481 recognised in 2010 related to the impact on deferred tax assets resulting from a reduction on the applicable corporate tax rate from 26.5% to 25.0%.

(iv)
This caption includes Euro 11 million in 2011 and 2010 and Euro 4 million in 2009 corresponding to the tax effect on dividends received those years under the equity swap contracts over own shares, which for accounting purposes were recorded as treasury shares. In addition, this caption includes an expense of Euro 7 million in 2011 related to the tax effect on dividends received by Telemar Norte Leste regarding its investment in Portugal Telecom, which for accounting purposes was recorded as treasury shares in the Consolidated Statement of Financial Position.

(v)
In 2010, this caption corresponds to the impact on deferred tax liabilities resulting from a reduction on the applicable tax rate.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2011 AND 2010

Euro

	Notes	31 Dec 2011	31 Dec 2010
ASSETS
Current Assets
Cash and cash equivalents		4,930,012,396	4,764,732,734
Short-term investments	25	738,112,198	341,772,444
Accounts receivable—trade	26	1,580,334,752	1,054,028,600
Accounts receivable—other	27	332,635,396	2,330,095,617
Inventories	28	133,506,967	101,515,755
Taxes receivable	29	374,500,400	37,545,321
Prepaid expenses	30	73,584,328	39,617,800
Judicial deposits	31	229,321,275	—
Other current assets	32	41,028,329	25,647,001
Non-current assets held for sale	33	—	160,448,046

Total current assets		8,433,036,041	8,855,403,318

Non-Current Assets
Accounts receivable—trade		1,225,001	1,451,332
Accounts receivable—other	27	22,096,000	17,661,730
Taxes receivable	29	56,406,992	267,622
Investments in group companies	34	533,444,415	361,517,602
Other investments	35	22,884,590	17,680,614
Intangible assets	36	5,424,100,459	1,111,692,584
Tangible assets	37	6,228,622,568	3,874,613,414
Post retirement benefits	14	13,620,935	1,927,991
Deferred taxes	20	1,220,882,009	653,075,198
Judicial deposits	31	854,761,888	—
Other non-current assets	32	132,710,054	274,640,756

Total non-current assets		14,510,754,911	6,314,528,843

Total assets		22,943,790,952	15,169,932,161

LIABILITIES
Current Liabilities
Short-term debt	38	3,291,558,305	951,921,279
Accounts payable	39	1,244,239,461	711,489,295
Accrued expenses	40	922,779,134	558,974,927
Deferred income	41	299,352,137	287,808,093
Taxes payable	29	411,776,877	57,410,840
Provisions	42	282,487,720	87,683,131
Other current liabilities	43	359,660,738	28,391,592

Total current liabilities		6,811,854,372	2,683,679,157

Non-Current Liabilities
Medium and long-term debt	38	8,989,400,331	6,254,380,288
Accounts payable	39	201,956,296	11,110,580
Taxes payable	29	314,374,825	3,805,301
Provisions	42	579,396,803	40,947,202
Post retirement benefits	14	1,004,065,628	968,792,596
Deferred taxes	20	1,052,457,228	311,597,337
Other non-current liabilities	43	247,479,376	286,474,565

Total non-current liabilities		12,389,130,487	7,877,107,869

Total liabilities		19,200,984,859	10,560,787,026

SHAREHOLDERS' EQUITY
Share capital	44	26,895,375	26,895,375
Capital issued premium		—	—
Treasury shares	44	(326,382,864)	(178,071,827)
Legal reserve	44	6,773,139	6,773,139
Reserve for treasury shares	44	6,970,320	6,970,320
Revaluation reserve	44	556,543,594	693,283,402
Other reserves and accumulated earnings	44	2,557,270,220	3,836,598,153

Equity excluding non-controlling interests		2,828,069,784	4,392,448,562
Non-controlling interests	22	914,736,309	216,696,573

Total equity		3,742,806,093	4,609,145,135

Total liabilities and shareholders' equity		22,943,790,952	15,169,932,161

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non-controlling interests (Note 22)	Total equity
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends (Note 23)	—	—	—	—	—	(503,626,688)	(503,626,688)	(61,483,720)	(565,110,408)
Antecipated dividends (Note 23)						(875,872,500)	(875,872,500)	—	(875,872,500)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	(1,048,110,450)	(1,048,110,450)
Tax effect on equity component of exchangeable bonds (Note 20)	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Income recognized directly in equity	—	—	—	—	(28,824,733)	(1,174,590,188)	(1,203,414,921)	109,283,696	(1,094,131,225)
Income recognized in the income statement	—	—	—	—	—	5,672,194,967	5,672,194,967	147,871,835	5,820,066,802

Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135

Dividends (Notes 23 and 44.5)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(54,718,768)	(1,172,706,089)
Antecipated dividends (Notes 23 and 44.5)						(184,799,868)	(184,799,868)	—	(184,799,868)
Changes in the consolidation perimeter	—	—	—	—	—	—	—	808,765,991	808,765,991
Portugal Telecom's shares acquired by Oi (Note 1)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Revaluation of certain tangible assets	—	—	—	—	(94,625,671)	—	(94,625,671)	—	(94,625,671)
Income recognized directly in equity	—	—	—	—	(42,114,137)	(315,669,976)	(357,784,113)	(53,442,610)	(411,226,723)
Income recognized in the income statement	—	—	—	—	—	339,129,232	339,129,232	83,782,511	422,911,743

Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,557,270,220	2,828,069,784	914,736,309	3,742,806,093

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2011, 2010 AND 2009

Euro

	Notes	2011	2010	2009
OPERATING ACTIVITIES (Note 47.a)
Collections from clients		6,872,212,265	4,217,884,234	4,420,355,013
Payments to suppliers		(3,071,030,520)	(2,142,344,825)	(2,161,661,096)
Payments to employees		(1,052,530,685)	(657,641,753)	(569,386,059)
Payments relating to income taxes	47.b	(164,560,300)	(63,765,524)	(137,817,013)
Payments relating to post retirement benefits, net	14	(198,223,997)	(235,179,099)	(251,165,791)
Payments relating to indirect taxes and other	47.c	(610,714,238)	(215,112,767)	(219,102,436)

Cash flows from operating activities from continuing operations		1,775,152,525	903,840,266	1,081,222,618
Cash flows from operating activities from discontinued operations	21	—	603,033,383	846,239,725

Cash flows from operating activities(1)		1,775,152,525	1,506,873,649	1,927,462,343

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	47.d	97,492,590	6,602,876	13,247,144
Financial investments	47.e	170,819,847	4,443,356	401,981,890
Tangible and intangible assets		10,761,447	34,181,595	11,705,679
Interest and related income	47.f	339,561,933	85,588,733	31,556,900
Dividends	47.g	147,209,113	54,102,740	140,164,156
Other investing activities	47.h	40,530,444	510,002	715,777

		806,375,374	185,429,302	599,371,546

Payments resulting from:
Short-term financial applications	47.d	(301,661,547)	(326,770,774)	(42,885)
Financial investments	47.i	(2,265,668,045)	(3,654,405)	(10,614,560)
Tangible and intangible assets		(1,217,277,754)	(1,154,806,237)	(885,487,229)
Other investing activities	47.i	(30,996,476)	(1,413,736)	(30,826)

		(3,815,603,822)	(1,486,645,152)	(896,175,500)

Cash flows from investing activities related to continuing operations		(3,009,228,448)	(1,301,215,850)	(296,803,954)
Cash flows from investing activities related to discontinued operations	21	2,000,000,000	5,373,608,488	(300,985,354)

Cash flows from investing activities(2)		(1,009,228,448)	4,072,392,638	(597,789,308)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	47.j	7,333,257,840	21,541,252,607	27,798,185,802
Subsidies		1,062,132	1,774,045	949,426
Other financing activities		897,290	245,539	3,497

		7,335,217,262	21,543,272,191	27,799,138,725

Payments resulting from:
Loans repaid	47.j	(5,878,028,282)	(21,341,949,798)	(27,296,531,977)
Interest and related expenses	47.f	(647,706,534)	(312,643,855)	(242,591,278)
Dividends	47.k	(1,206,055,463)	(1,451,951,875)	(535,501,741)
Acquisition of treasury shares	47.l	(86,819,821)	—	—
Other financing activities	47.m	(56,906,153)	(7,904,034)	(43,684,894)

		(7,875,516,253)	(23,114,449,562)	(28,118,309,890)

Cash flows from financing activities related to continuing operations		(540,298,991)	(1,571,177,371)	(319,171,165)
Cash flows from financing activities related to discontinued operations	21	—	(357,879,144)	(678,167,757)

Cash flows from financing activities(3)		(540,298,991)	(1,929,056,515)	(997,338,922)

Cash and cash equivalents at the beginning of the period		4,764,732,734	1,449,516,549	1,010,655,198
Change in cash and cash equivalents(4)=(1)+(2)+(3)		225,625,086	3,650,209,772	332,334,113
Effect of exchange differences		(60,345,424)	47,474,641	106,527,238
Cash and cash equivalents of discontinued operations as at the date of disposal		—	(382,468,228)	—

Cash and cash equivalents at the end of the period		4,930,012,396	4,764,732,734	1,449,516,549

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction

a)    Parent company

        Portugal Telecom, SGPS, S.A. ("Portugal Telecom") and its subsidiaries ("Group", "Portugal Telecom Group", or "the Company") are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

        Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A., Telefones de Lisboa e Porto, S.A. ("TLP") and Teledifusora de Portugal, S.A. ("TDP"). As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom's share capital is mainly owned by private shareholders. On 12 December 2000, Portugal Telecom, S.A. changed its name to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

        On 26 July 2011, Portugal Telecom's General Meeting of Shareholders approved an amendment to the Company's Bylaws that eliminated the special rights granted to the 500 Class A shares, the so-called "golden share" (Note 44).

        The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b)    Corporate purpose

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal

        In Portugal, fixed line services are rendered by PT Comunicações, S.A. ("PT Comunicações") under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995, in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network"). PT Comunicações also renders Pay-TV services branded Meo, through IPTV, FTTH and DTH platforms, and Internet Service Provider ("ISP") services to residential and small and medium size companies. In addition and following the merger of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime") in 2011, PT Comunicações renders data transmission services and is an ISP for large clients.

        Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"), under a GSM license granted by the Portuguese State in 1992 (initial period of 15 years), which was renewed in 2007 until 16 March 2022, and a UMTS license obtained on 19 December 2000 (initial period of 15 years, renewable for an addition period of another 15 years). In December 2011, TMN acquired a fourth generation mobile license ("4G license"), under which will provide services as from 2012 through the Long Term Evolution ("LTE") technology, which represents an evolution from the GSM technology that allows for higher levels of bandwith and speed. This license has an initial period of 15 years, renewable for an addition period of another 15 years.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

Brazil

        In Brazil, since March 2011, the Group renders telecommunication services through Telemar Norte Leste, S.A. ("Telemar") and its subsidiaries, which operate under the brand name Oi, and renders corporate and call center services through Contax, S.A. ("Contax") and its subsidiaries.

        Oi is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Portugal Telecom completed the acquisition of a direct and indirect stake of a 25.3% in Telemar, for a total cash consideration of R$ 8,256 million, equivalent to Euro 3,647 million (Note 2.b), through (1) the subscription of share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. ("Telemar Participações"), Tele Norte Leste Participações, S.A. ("TNL") and Telemar, and (2) the acquisition of a 35% stake in each of the two main shareholders of Telemar Participações, AG Telecom Participações, S.A. ("AG") and LF Tel, S.A. ("LF"). This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom, AG and LF, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

        The terms of the shareholders' agreements entered into by Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of IAS 31 Interests in Joint Ventures ("IAS 31"), the Company concluded that it contractually shares the control of Telemar Participações and that therefore this company is a jointly controlled entity. Notwithstanding the option included in IAS 31 to apply the equity method of accounting, Portugal Telecom, in line with the accounting policy used in previous years, has chosen to use the proportional consolidation method to recognize in the consolidated financial statements its investment in the jointly controlled entity Telemar Participações, which in turn fully consolidates TNL and Telemar and its subsidiaries. In connection with the acquisition process of the investment in Oi, Portugal Telecom acquired a direct and indirect interest in Telemar Participações of 25.6%, percentage that is considered in the proportional consolidation of this company and all its subsidiaries.

        The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

        Under the strategic partnership between Portugal Telecom and Oi, it was envisaged that, amongst other purposes, Oi would use part of the proceeds received from the share capital increase for the acquisition of up to 10% of Portugal Telecom's share capital. Up to 31 December 2011, Oi acquired 64,557,566 shares of Portugal Telecom (Note 23), representing 7.2% of Portugal Telecom's share capital. Portugal Telecom's share in this investment was classified as treasury shares in its Consolidated

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

Statement of Financial Position and amounted to Euro 148 million as at 31 December 2011 (Note 44.2), including Euro 61 million (Note 2.b) related to shares acquired before the end of March 2011 and Euro 87 million (Note 47.l) that relates to shares acquired during the second quarter of 2011.

        Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. On 28 March 2011, Portugal Telecom concluded the acquisition of a 16.2% stake in CTX Participações S.A. ("CTX") for a consideration of R$ 181 million, equivalent to Euro 80 million (Note 2.b). As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect stake (25.8%, via AG and LF) of 42.0% in CTX and an indirect stake of 14.1% in Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom's financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company.

        The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (Portugal Telecom's Business Process Outsourcing provider) by Contax and was completed on 1 July 2011, as the Board of Directors and the Shareholders' Meetings of Dedic, CTX and Contax approved the following operations: (1) the exchange of Portugal Telecom's investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% stake in Contax held by Portugal Telecom for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million (Euro 22 million). As a result of these operations, Portugal Telecom's direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, its assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax. Additionally, a total goodwill of Euro 28 million (Note 36) was recorded, corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax.

        In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center ("Allus") for an amount of R$245 million (Note 2.b). Consequently, the results of Contax, which are proportionally consolidated in Portugal Telecom's Income Statement as from 1 April 2011, include the full consolidation of the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and has commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to support its clients throughout their entire customer relationship chain.

        On 24 May 2011, in a pre-meeting of the shareholders of Telemar Participações, in accordance with the terms of the Shareholders Agreement of this company, it was approved to instruct the managements of Telemar Participações and of each of its controlled companies TNL, Telemar, Coari Participações ("Coari") and Brasil Telecom (together "Oi Companies") to conduct the relevant analysis and implement the required procedures for the execution of a corporate reorganization of the Oi

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

companies (the "Corporate Reorganization"). Regarding this corporate reorganization, the following should be mentioned:

  •
  The main steps necessary to conclude this corporate reorganization include:

  (a)
  The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

  (b)
  The merger of Coari into Brasil Telecom, with Coari ceasing to exist;

  (c)
  The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

  (d)
  The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the calculation of the exchange ratios. Considering the commitment underlying these operations, Brasil Telecom recognized this amount payable to its shareholders, including R$740 million payable to its controlling shareholder Coari Participações (49.3%), which is fully owned by Telemar, and R$762 million payable to non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million (Notes 22 and 43) as at the date of the deliberation, which was included under the caption "Other current liabilities".

    Following these operations, Brasil Telecom, which shall be renamed Oi, S.A., will consolidate all of the current equity interests of the Oi Companies, and will be the only of the Oi Companies to have its shares listed on the stock exchange.

  •
  The main benefits associated with this reorganization include, among other things, simplifying the corporate structure of the Oi Companies, consolidating the Oi Companies' shareholders bases, significantly increasing the liquidity of the shares of the Oi Companies, consolidating the Oi Companies' balance sheets allowing for the definition of a long term dividend policy and reducing operational, administrative and financial costs.

  •
  In order to conclude this corporate reorganization, TNL, Telemar and Brasil Telecom constituted Special Independent Committees, each of which negotiated the conditions of the transactions involving its company, including the definition of the exchange ratios, and submited its recommendations to the Board of Directors of each company.

  •
  On 1 August 2011, as a result of the analysis made by each independent committees individually and the negotiations held among all, the independent committees informed the president of the Board of Directors of each of those companies about the exchange ratios recommended that the Oi Companies' respective Board of Directors should adopt in relation to the mergers of Coari and TNL into Brasil Telecom.

  •
  On 27 February 2012, the shareholders meetings of the Oi Companies approved the Corporate Reorganization (Note 50).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

Africa

        In Africa, the group renders fixed, mobile and other telecommunication related services essentially through Africatel Holding BV ("Africatel"). The Group provide services in Angola, mainly through its associated company Unitel, and in Namíbia, Mozambique, Cabo Verde and São Tomé, among other countries, primarily through its subsidiaries Mobile Telecommunications Limited ("MTC"), LTM—Listas Telefónicas de Moçambique ("LTM"), Cabo Verde Telecom and CST—Companhia Santomense de Telecomunicações, SARL ("CST").

Asia

        In Asia, the group renders fixed, mobile and other telecommunication related services essentially through Timor Telecom and Companhia de Telecomunicações de Macau, SARL ("CTM").

Discontinued operations (Note 21)

        On 27 September 2010, Portugal Telecom concluded the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day, Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million in 2010 (Note 21), and Euro 2,000 million on 31 October 2011 (Note 21), in accordance with the terms of the agreement reached with Telefónica. Portugal Telecom recognized a net gain of Euro 5,423 million (Note 21) on this sale.

        As a result of the sale of the investment in Brasilcel, Portugal Telecom's former Brazilian mobile business was classified as a discontinued operation and accordingly: (1) the earnings of this business in 2010 until the completion of the disposal and in 2009 were presented in the Consolidated Income Statement under the caption "Net income from discontinued operations"; and (2) cash flows from this business were also presented in the Consolidated Statement of Cash Flows under captions of cash flows from discontinued operations, together with the proceeds obtained with the sale in 2010.

2. Basis of presentation

        The consolidated financial statements for the year ended 31 December 2011 were approved by the Board of Directors and authorized for issue on 22 March 2012.

        Consolidated financial statements are presented in Euros, which is the functional currency of Portugal Telecom and of a significant part of the Group's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

        The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), and include all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") as at 31 December 2011, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom and IFRS as published by the International Accounting Standards Board.

        Consolidated financial statements have been prepared assuming the continuity of operations.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a)    Consolidation principles

Controlled entities (exhibit I)

        Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity and obtains the majority of the economic benefits and risks. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated.

        The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption "Non-controlling interests" (Note 22).

        Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period. Non-controlling interests are presented proportionally to the fair value of identifiable net assets.

        The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement as from the effective date of the acquisition or up to the effective date of disposal.

        All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

        When necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures (exhibit II)

        Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

        Under the proportional consolidation method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption.

        Assets, liabilities and contingent liabilities of a joint venture are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Where necessary, adjustments are made to the financial statements of jointly controlled entities to adjust their accounting policies in line with those adopted by the Group.

        Following the acquisition of the investments in Oi and Contax, which are classified as jointly controlled entities in accordance with IAS 31, Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011.

        As a result of the disposal of the 50% stake in Brasilcel, as mentioned above, Portugal Telecom's share in the earnings of this joint venture for all the periods presented was included under the caption "Net income from discontinued operations" (Note 21).

Investments in associates (exhibit III)

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

        Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom's accounting policies. Under this method, investments in associated companies are carried at cost in the Consolidated Statement of Financial Position, adjusted periodically for the Group's share in the results of the associated company, recorded under the caption "Equity in earnings of associated companies, net" (Note 34). In addition, these financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Dividends attributed by associated companies are recorded as a reduction to the carrying value of financial investments when they are declared.

        Where necessary, adjustments are made to the financial statements of associated companies to adjust their accounting policies in line with those adopted by the Group.

Goodwill

        Goodwill represents the excess of the acquisition cost over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations ("IFRS 3"). Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

        Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption "Foreign currency translation adjustments".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Goodwill related to subsidiaries and jointly controlled entities is recognized under the caption "Intangible assets" (Note 36) and is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period. Goodwill related to associated companies is recognised under the caption "Investments in group companies" (Note 34). These investments are also tested for impairment losses.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)    Changes in the consolidated Group

Acquisitions

        On 28 March 2011, Portugal Telecom completed the acquisition of direct and indirect stakes in Telemar and Contax, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011, as explained above. The investment in Telemar was made through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was made indirectly through the acquisition of direct stakes in the share capital of CTX and of its controlling shareholders. The investments in Telemar and Contax were acquired

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

through the subsidiaries Bratel Brasil, S.A. and Portugal Telecom Brasil, S.A., respectively, and were structured as follows as at 28 March 2011(acquisition date):

				Stake as at 28 March 2011(a)
Company	Notes	Head office	Activity	Direct	Effective
PASA Participações, S.A.		Belo Horizonte	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%
EDSP75 Participações, S.A.		São Paulo	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%
AG Telecom Participações, S.A.		Belo Horizonte	Management of investments.	PASA Participações, S.A. (100%)	35.0%
Luxemburgo Participações, S.A.		Belo Horizonte	Management of investments.	AG Telecom Participações, S.A. (100%)	35.0%
LF Tel, S.A.		São Paulo	Management of investments.	EDSP75 Participações, S.A. (100%)	35.0%
Telemar Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (12.1%); AG Telecom Participações, S.A. (12.9%); Luxemburgo Participações, S.A. (6.5%); LF Tel, S.A. (19.4%)	25.6%
Tele Norte Leste Participações, S.A.	(c)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (10.5%); Luxemburgo Participações, S.A. (2.4%); LF Tel, S.A. (2.4%); Telemar Participações (22.2%)	17.9%
Telemar Norte Leste, S.A.	(d)	Rio de Janeiro	Provider of telecommunications services in Brazil.	Bratel Brasil, S.A. (9.4%); Luxemburgo Participações, S.A. (3.3%); LF Tel, S.A. (3.3%); Telemar Participações (3.8%); TNL (70.5%)	25.3%
CTX Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Portugal Telecom Brasil, S.A. (16.2%); AG Telecom Participações, S.A. (25.4%); Luxemburgo Participações, S.A. ( 1.4%); LF Tel, S.A. (36.8%)	42.0%
Contax Participações, S.A.	(e)(f)	Rio de Janeiro	Management of investments.	CTX Participações (33.5%)	14.1%
Contax, S.A.	(f)	Rio de Janeiro	Call center services.	Contax Participações (100%)	14.1%

(a)
The ownership structures of Telemar and Contax as at 31 December 2011, including its subsidiaries and controlling shareholders, is detailed in Exhibit II.

(b)
Under the terms of the acquisition of the investments in Oi and Contax and the agreements entered into with its controlling shareholders, Portugal Telecom shares the power to govern the strategic financial and operating policies, resulting in the proportional consolidation of Portugal Telecom's direct and indirect stakes in Telemar Participações (25.6%), which fully consolidates TNL, Telemar and all its subsidiaries, and in CTX (42.0%), which fully consolidates Contax Participações, Contax and its subsidiaries. Following the operations completed on 1 July 2011 regarding the Contax transaction, as mentioned above, Portugal Telecom increased its effective stake in CTX to 44.4%.

(c)
Telemar Participações had 56.4% of the voting rights in TNL as at 28 March 2011.

(d)
TNL had 98.0% of the voting rights in Telemar as at 28 March 2011.

(e)
CTX had 69.3% of the voting rights in Contax as at 28 March 2011.

(f)
Following the operations completed on 1 July 2011 regarding the Contax transaction, as mentioned above, Portugal Telecom obtained a direct stake of 4.3% in Contax Participações and increased its effective stakes in Contax Participações and Contax, S.A. from 14.1% to 19.5%.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Telemar and its subsidiaries (Exhibit II), as follows:

  •
  Telemar renders fixed telephone services in Region I of Brazil;

  •
  TNL PCS, S.A. renders mobile telephone services in Regions I and III of Brazil (99.7% owned by Telemar);

  •
  Brasil Telecom renders fixed telephone services in Region II of Brazil (49.3% indirectly owned by Telemar, with voting rights of 79.6%);

  •
  14 Brasil Telecom Celular, S.A. renders mobile telephone services in Region II of Brazil (100% owned by Brasil Telecom);

  •
  Several other companies, including holding companies and others rendering network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

        Following these acquisitions, the Company performed a preliminary assessment of the fair value of the assets acquired and liabilities assumed under these businesses combinations and, consequently, the purchase price allocations may be subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. Nevertheless, the Company does not estimate material changes on its financial position resulting from possible changes in the allocation recorded in 2011. The detail of the fair value of net assets proportionally consolidated in Portugal Telecom's Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

controlling shareholders and the goodwill recorded in connection with the transaction mentioned above is as follows:

	Carrying value	Fair value adjustments(i)	Fair value
	Euro million
Assets	9,275	1,527	10,802
Cash and cash equivalents (Note 47.i)	1,504	—	1,504
Short-term investments (Note 25)	192	—	192
Current accounts receivable	767	—	767
Current taxes receivable	300	—	300
Current judicial deposits (Note 31)	208	—	208
Intangible assets (Note 36)	2,031	1,527	3,558
Tangible assets (Note 37)	2,632	—	2,632
Deferred taxes (Note 20)	658	—	658
Non-current judicial deposits (Note 31)	776	—	776
Post retirement benefits (Note 14)	11	—	11
Other(ii)	197	—	197
Liabilities	6,756	519	7,275
Short-term debt (Note 38)	656	—	656
Current accounts payable (Note 39)	303	—	303
Current accrued expenses (Note 40)	367	—	367
Current taxes payable	318	—	318
Current provisions (Note 42)	213	—	213
Medium and long-term debt (Note 38)	3,092	—	3,092
Non-current taxes payable(iii)	312	—	312
Non-current provisions (Note 42)	594	—	594
Post retirement benefits (Note 14)	63	—	63
Deferred taxes (Note 20)	353	519	873
Other(iv)	484	—	484

Net assets acquired	2,519	1,008	3,526
Non-controlling interests (Note 22)	710	106	816

Net assets acquired attributable to equity holders of the parent	1,809	902	2,711
Treasury shares acquired (Note 1)(v)	61	—	61

Sub-total based on the exchange rate prevailing as at 31 March 2011(vi)	1,870	902	2,772

Sub-total based on the exchange rate considered in the purchase price(vi)	1,905	919	2,824
Goodwill (Note 36)(vii)			904

Purchase price (Note 47.i)			3,728

(i)
The nature of the fair value adjustments is described in more detail below.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

(ii)
This caption includes primarily prepaid expenses and non-current taxes receivable.

(iii)
Non-current taxes payable relate mainly to federal tax partial payment programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute past due up to 30 November 2008.

(iv)
This caption includes primarily (1) dividends payable, which are included under the caption "Other current liabilities" of the Consolidated Statement of Financial Position, (2) non-current accounts payable, namely related to licenses payable to Anatel, and (3) deferred income.

(v)
As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom. This investment was recorded as treasury shares under Portugal Telecom's Consolidated Statement of Financial Position and was acquired under the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(vi)
Following the completion of the acquisition process of Oi, Contax and its controlling shareholders on 28 March 2011, Portugal Telecom proportionally consolidated the fair value of the net assets acquired for the first time as at 31 March 2011, based on the Euro/Brazilian Real exchange rate prevailing as at that date, which differs from the Euro/Brazilian Real exchange rate implicit in the transfers of funds from Portugal to Brazil for the payment of the purchase price. The impact of the difference between these exchange rates was recognized directly in shareholders' equity and included in the Consolidated Statement of Comprehensive Income under the caption "Foreign currency translation adjustments".

(vii)
In most business acquisitions, there is a part of the acquisition cost that is not capable of being attributed in accounting terms to the fair value of identifiable assets and liabilities assumed and is therefore recognized as goodwill. In the case of the acquisition of Oi and Contax, this goodwill is underpinned by a number of elements, which individually cannot be quantified reliably and isolated, and includes synergies resulting from cost savings, skilled workforce, core technological capabilities and established market reputation.

        The fair value of the net assets acquired of Oi, Contax and its controlling shareholders was determined through various measurement methods for each type of asset or liability, based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining the fair value of the net assets acquired. The fair value adjustments relate primarily to: (1) the mobile licenses held by TNL PCS, S.A. ("TNL PCS") for Regions I and III and by 14 Brasil Telecom Celular, S.A. ("Brasil Telecom Celular") for Region II, which are amortized up to 2038, the end of the first renewal period of these licenses; (2) the fixed line concessions held by Telemar Norte Leste for Region I and by Brasil Telecom for Region II, which are amortized up to 2025, the end of the initial period of these concessions; and (3) the customer base of Oi's mobile

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

operations and Contax, which are amortized, on a linear basis, based on the estimated average period of customer retention for each business. The detail of these fair value adjustments is as follows:

	Oi	Contax	Total
	Euro million
Carrying value	1,797	11	1,809

Fair value adjustments:
Intangibles
Mobile licenses and fixed line concessions	1,191	—	1,191
Customer base	171	165	336
Tax effect	(463)	(56)	(519)
Non-controlling interests	(34)	(73)	(106)

	865	36	902

Treasury sharesacquired	61	—	61

Fair value of net assets acquired based on the exchange rate prevailing as at 31 March 2011	2,724	48	2,772

Fair value of net assets acquired based on the exchange rate considered in the purchase price	2,775	49	2,824

Goodwill (Note 36)	872	31	904

Purchase price (Notes1 and 47.i)	3,647	80	3,728

        The contribution of Oi, Contax and its controlling shareholders for Portugal Telecom's net income attributable to equity holders of the parent in the year ended 31 December 2011 was negative in Euro 32 million. Such contribution differs from the net income included in the financial statements of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

those companies, primarily due to the impact of the amortization of the fair value adjustments described above. The detail of such contribution is as follows:

Euro million
REVENUES	2,768
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	505
Direct costs (Note 9)	521
Costs of products sold (Note 10)	32
Marketing and publicity	48
Supplies, external services and other expenses (Note 11)	597
Indirect taxes (Note 13)	146
Provisions and adjustments	135
Depreciation and amortisation	545
Post retirement benefits, net (Note 14)	5
Other costs, net	2

Income before financial results and taxes	231
Net interest expenses (Note 16)	175
Net other financial expenses	70

Income (loss) before taxes	(15)
Income taxes (Note 20)	7

Net income (loss) (before non-controlling interests)	(22)
Income attributable to non-controlling interests	10

Net loss attributable to equity holders of Portugal Telecom	(32)

        The pro-forma of Portugal Telecom's consolidated operating revenues and net income before non-controlling interests for the period ended 31 December 2011 as if Oi, Contax and its controlling holdings had been proportionally consolidated as from 1 January 2011, would be as follows:

	Reported figures	Oi and Contax effect	Pro-forma information
	Euro million
Operating revenues	6,147	890	7,037
Net income (before non-controlling interests)	423	(75)	348

        The contribution of Oi, Contax and its controlling shareholders for Portugal Telecom's consolidated statement of financial position as at 31 December 2011, which does not include the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

goodwill generated by the Company as a result of the acquisition of the investments in these companies, is as follows:

Euro million
Cash, cash equivalents and short-term investments	1,563
Current accounts receivable	798
Current taxes receivable	287
Current judicial deposits	229
Intangible assets	3,401
Tangible assets	2,573
Post retirement benefits	12
Deferred taxes	626
Non-current judicial deposits	855
Other	172

Assets	10,515

Short-term debt	601
Current accounts payable	362
Current accrued expenses	361
Current taxes payable	338
Current provisions	191
Medium and long-term debt	3,281
Non-current taxes payable	311
Non-current provisions	570
Post retirement benefits	74
Deferred taxes	776
Other	477

Liabilities	7,341

Non-controling interests	694

Net assets	2,480

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        In April 2011, as mentioned above, Contax acquired an investment in Allus for an amount of R$245 million (Note 1), equivalent to R$103 million based on the stake proportionally consolidated by Portugal Telecom. This investment was proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 30 April 2011. The fair value of net assets proportionally consolidated as at 30 April 2011 and the goodwill recorded in connection with this transaction is as follows:

	Brazilian Reais	Euro
	Million
Assets	94	40
Current assets(i)	41	18
Intangible assets (Note 36)	31	13
Tangible assets (Note 37)	16	7
Other	5	2
Liabilities	59	25
Current liabilities	46	19
Medium and long-term debt	13	5
Other	1	0

Net assetsacquired	35	15
Goodwill (Note 36)	68	29

Acquisition price (Note 47.i)	103	44

(i)
This caption includes cash and cash equivalents amounting to Euro 2 million, which were included in the Consolidation Statement of Cash Flows under the caption "Cash receipts resulting from financial investments" (Note 47.i).

        On 7 February 2010, Portugal Telecom, through Dedic, a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, S.A. ("GPTI"), a company which renders services related to information systems and technologies which are a complement to the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholder of GPTI obtained a 12.5% stake in Dedic. The detail of the net assets of GPTI

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

that were consolidated as at 1 March 2010 and the goodwill recorded in connection with this transaction is as follows:

	Book value	Fair value adjustments(i)	Fair value
	Euro million
NET ASSETS ACQUIRED
Accounts receivable	13	—	13
Taxes receivable	2	—	2
Intangible assets	—	3	3
Tangible assets	1	—	1
Other assets	0	—	0
Short-term debt	(18)	—	(18)
Accounts payable	(2)	—	(2)
Taxes payable	(11)	—	(11)
Current provisions	(4)	—	(4)
Medium and long-term debt	(13)	—	(13)
Non-current provisions	(2)	(1)	(3)
Other liabilities	(3)	—	(3)

Total net assets acquired	(37)	2	(35)
Purchase price(ii)			14

Total goodwill (Note 36)			49

(i)
The fair value adjustments related to intangible assets consist of the estimate fair value of recurring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement was considered to be possible at the date of acquisition.

(ii)
As mentioned above, the purchase price includes (a) 28 million Brazilian Reais (Euro 11 million) corresponding to the fair value of the share capital increase at Dedic at the acquisition date, and (b) 5 million Brazilian Reais (Euro 2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI.

        The contribution of GPTI for Portugal Telecom's results for the year ended 31 December 2010 was a net profit before non-controlling interests of approximately Euro 4 million, including operating revenues of Euro 56 million. The pro-forma of Portugal Telecom's consolidated operating revenues and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

net income before non-controlling interests for the year ended 31 December 2010 as if GPTI had been consolidated as from 1 January 2010 are as follows:

	Reported figures	GPTI's results for January and February of 2010	Pro-forma information
	Euro million
Operating revenues	3,742	8	3,751
Net income (before non-controlling interests)	5,820	(5)	5,815

Disposals

        In 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was presented as a discontinued operation (Note 21).

Other corporate transactions

        As explained in Note 1, on 1 July 2011, the Board of Directors and the Shareholders' Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom's investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom's stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. All these operations were recorded at fair value, including the exchange of the investment in Dedic and GPTI for an investment in Contax, which was recorded based on the related fair value attributed to the terms of the exchange. As a result of these operations, it was recorded a total goodwill of Euro 28 million (Note 36), corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax. Basically, this goodwill represents the synergies resulting from the integration of these entities, since both operate in the call center business.

        As a result of the operations mentioned above, Portugal Telecom's direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI is no longer fully consolidated by Portugal Telecom as it became a wholly owned subsidiary of Contax. Consequently, Dedic/GPTI's assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax, while up to that date were fully consolidated in Portugal Telecom's financial statements. The detail of Dedic/GPTI's assets and liabilities that were fully

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

consolidated as at 30 June 2011 and were then integrated in Contax and proportionally consolidated as from 1 July 2011, based on the Company's 44.4% effective stake in CTX, is as follows:

30 Jun 2011
Euro million
Assets
Cash and cash equivalents	3
Accounts receivable	74
Intangible assets (including goodwill over GPTI) (Note 36)	70
Tangible assets (Note 37)	46
Deferred taxes (Note 20)	22
Other	8

223

Liabilities
Gross debt	21
Accounts payable	19
Accrued expenses	19
Taxes payable	12
Provisions (Note 42)	9

79

        Except for the transactions mentioned above, there are no other relevant changes in the consolidation Group that occurred during the years ended 31 December 2011, 2010 and 2009.

3. Significant accounting policies, judgments and estimates

Significant accounting policies

a)    Current classification

        Assets to be realized within one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due to be settled, or there is no unconditional right to defer its settlement, for a period of at least twelve months after the date of the Consolidated Statement of Financial Position.

b)    Inventories

        Inventories are stated at average acquisition cost. Adjustments to the carrying value of inventories are recognised based on technological obsolescence or slow moving.

c)     Tangible assets

        In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and ducts infra-structure from the cost model to the revaluation model, since it believes the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years.

        The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 43). Under the exception of IFRS 1, revaluation of tangible assets made, prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates used correspond to the following estimated average economic useful lives:

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

d)    Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

        Intangible assets include mainly goodwill (Note 2.a), the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses and concessions related rights, mainly related to Oi and TMN, and software licenses.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the estimated economic useful lifes or contractual periods if lower (including additional renewal periods if applicable), as follows:

Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
Telecommunications licenses and concessions:
—UMTS license owned by TMN	Period of the license plus one renewal period (until 2030)
—LTE license owned by TMN	Period of the license plus one renewal period (until 2041)
—Oi's fixed concessions (held by Telemar and Brasil Telecom)	Period of the concessions (until 2025)
—Oi's mobile licenses (held by TNL PCS and Brasil Telecom Celular)	Period of the license plus one renewal period (until 2038)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 - 6
Other intangible assets	3 - 8

        The renewal period of the licenses depends basically on the companies meeting certain pre-defined goals or obligations set out in the agreements under which those licenses were initially obtained.

e)     Real estate investments

        Real estate investments, which are included under the caption "Other investments" (Note 35), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of business (exploration, service render or sale).

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

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

g)     Provisions, liabilities and contingent liabilities

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

        Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

        Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group's management.

        Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 43). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption "Net interest expense".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

h)    Pension and pension supplement benefits

        Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. ("PT SI") were responsible to pay to a group of employees a pension or a pension supplement. Following the transfer in 2010 to the Portuguese State of the unfunded regulatory pension obligations, as explained in Note 14.1, PT Comunicações and PT SI are responsible since December 2011 to pay only pension supplements. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1.1).

        Telemar and its subsidiaries sponsor private pension plans and other post retirement benefits for their employees, which are managed by two foundations. Telemar and its subsidiaries have defined contribution and defined benefit plans (Note 14.2).

        The amount of the Group's liabilities with the defined benefit plans described above is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption "Curtailment costs".

        Liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation ("PBO") related to pensions deducted from the fair value of pension fund assets and any prior years' service gains or losses not yet recognised.

        For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

        Contributions made under defined contribution pension plans are determined based on actuarial calculations, when applicable, and recognised in net income when incurred. Under these plans, the sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

i)     Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

established PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A. ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 14.1.2).

        Telemar and its subsidiaries manage a defined benefit plan intended to provide medical care to retirees and survivor pensioners.

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

        Plan amendments related to reduction of the benefits granted to employees are recorded as prior years' service gains or losses. Prior years' service gains or losses related to vested rights are recognised under the caption "Post retirement benefits" when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption "Curtailment costs".

        Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, reduced by the fair value of fund assets and any prior years' service gains or losses not yet recognised.

        For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

j)     Pre-retired and suspended employees

        In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption "Curtailment costs" (Note 14.1.3).

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

l)     Financial assets and liabilities

        Financial assets and liabilities are recognised in the Group's Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

  (i)    Receivables (Notes 26 and 27)

          Trade receivables, loans granted and other receivables that have fixed or determinable payments and that are not quoted in an active market are classified as receivables or loans granted.

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

          Equity instruments issued by the Group are recognised based on their proceeds, net of any issuance costs.

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

  (iii)    Bank loans (Note 38)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of up front fees, are recognised when incurred.

  (iv)    Accounts payable (Note 39)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (v)    Derivative financial instruments and hedge accounting (Note 45)

          The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to contract

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

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

  (vi)    Treasury shares (Note 44)

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

          Portugal Telecom's shares acquired by any of its affiliated companies are recognized at acquisition cost as treasury shares based on the Company's interest in the entity that acquired those shares.

  (vii)    Cash and cash equivalents and short term investments (Note 25)

          Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, that are readily convertible to a known amount

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

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

  (viii)    Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain telecommunications equipment were sold to certain entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore is exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company's financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 32), and current and non-current liabilities include the future payments under the lease contract (Note 43).

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

(Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method, in accordance with the lease payment plan (Note 38). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 12).

o)    Taxation

        Income tax expense is recognised in accordance with IAS 12 Income Taxes ("IAS 12") and represents the sum of the tax currently payable and deferred tax.

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

        The current tax payable is based on taxable income for the period, and deferred taxes are based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the liability method.

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

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

        Revenues from international telecommunications services are divided with the operators of the transit countries and the operators of the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

        Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under operating revenues.

        Revenues from Internet Service Providers ("ISP") services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

        The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of telecommunications services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

only if and when the related investments are disposed off or there is a repayment of the investment made.

r)     Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, where the construction period of its tangible and intangible assets is relatively short.

s)     Consolidated Statement of Cash Flows

        The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value, as "Cash and cash equivalents". The "Cash and cash equivalents" item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under "Short-term debt".

        Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)     Subsequent events (Note 50)

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

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

  (d)
  Recognition of provisions and adjustments—Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 49). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

  (e)
  Assessment of the fair value of financial instruments—Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

  (f)
  Assessment of the fair value of revalued assets—Portugal Telecom uses the revaluation model to measure the carrying value of certain tangible asset classes. In order to determine the revalued amount of those assets, Portugal Telecom uses the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 37.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

  (g)
  Deferred taxes—The Group recognizes and settles income taxes based on the results of operations determined in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for IFRS purposes. In accordance with IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. The Company regularly assesses the recoverability of deferred tax assets and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

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

4. Changes in accounting policies and estimates

        During the year ended 31 December 2011, the following standards, revised standards or interpretations became effective, although their adoption had no material effect on Portugal Telecom's financial statements:
  •
  Amendments to IAS 24 Related Party Disclosures;

  •
  Amendments to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

  •
  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;

  •
  Amendments to IFRS 1 First Time Adoption of IFRS;

  •
  Amendments to IAS 32 Financial Instruments;

  •
  Amendments to IFRS 7 Financial Instruments: Disclosures; and

  •
  Amendments to IAS 1 Presentation of Financial Statements and IFRS 3 Business Combinations as part of a document issued in 2010 related to minor improvements across several standards.

        In 2011, 2010 and 2009 the International Accounting Standards Board ("IASB") issued the following new standards, which were not yet adopted by Portugal Telecom as they were not yet endorsed by the European Union and their application is only required in subsequent periods:

  •
  On 16 June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which include primarily: (i) the elimination of an option to defer the recognition of actuarial gains and losses, known as the 'corridor method'; (ii) streamlining the presentation of changes in assets and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

    liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity's day-to-day operations; and (iii) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans. This standard is effective for annual periods beginning on or after 1 January 2013. The Company is accessing the impacts resulting from the adoption of this revised standard, although it should be mentioned that Portugal Telecom already recognizes actuarial gains and losses directly in shareholders' equity;

  •
  On 16 June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements that require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. These amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012;

  •
  On 12 May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

  •
  On 12 May 2011, the IASB issued IFRS 11 Joint Arrangements, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. This standard, which supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures, is effective for annual periods beginning on or after 1 January 2013. Upon the adoption of this new standard, Portugal Telecom will not be able to proportionally consolidate its investments in Oi, Contax and its controlling shareholders;

  •
  On 12 May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

    those interests on its financial statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

  •
  On 12 May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

  •
  Following the above mentioned standards issued on 12 May 2011, the standards IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates were revised accordingly;

  •
  On 20 December 2010, the IASB issued amendments to IAS 12 Income Taxes which provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under the amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The Company is accessing the impacts of the adoption of these amendments to IAS 12, which are effective for annual periods beginning on or after 1 January 2012;

  •
  On 7 October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. These amendments are effective for annual periods beginning on or after 1 July 2011;

  •
  In November 2009, the IASB issued IFRS 9 Financial Instruments, which introduces new requirements for the classification and measurement of financial assets. Subsequently, in October 2010, IFRS 9 was amended to include the requirements for the classification and measurement of financial liabilities and for derecognition. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2011 and 2010, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2011	2010
Argentine peso	5.5683	5.3125
Australian dollar	1.2723	1.3136
Botswana pula	9.6704	8.8932
Brazilian real	2.4159	2.2177
British pound	0.8353	0.8608
Canadian dollar	1.3215	1.3322
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.159	8.822
Danish krone	7.4342	7.4535
Hong Kong dollar	10.0510	10.3856
Hungarian forint	314.5800	277.9500
Japanese yen	100.2000	108.6500
Kenyan shilling	109.9168	108.0318
Macao pataca	10.353	10.697
Moroccan dirham	11.095	11.221
Mozambique metical	34.9600	43.6500
Namibian dollar	10.4830	8.8625
Norwegian krone	7.7540	7.8000
São Tomé dobra	24,500.0	24,500.0
South African rand	10.483	8.863
Swedisk krone	8.912	8.966
Swiss franc	1.2156	1.2504
Ugandan shilling	3,208.9	3,086.6
US dollar	1.2939	1.3362

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years ended 31 December 2011, 2010 and 2009, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2011	2010	2009
Argentine peso	5.7591	5.2000	5.2090
Botswana pula	9.5133	9.0274	9.8529
Brazilian real	2.3265	2.3315	2.7674
Cape Verde escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9570
Chinese Yuan Renmimbi	8.996	8.972	9.450
Hungarian forint	279.37	275.48	280.33
Kenyan shilling	122.8537	105.2131	107.8317
Macao pataca	11.1619	10.6125	11.1291
Moroccan dirham	11.2677	11.1623	11.2674
Mozambique metical	40.5400	45.3431	38.6638
Namibian dollar	10.0970	9.6981	11.6737
São Tomé dobra	24,500.0	24,500.0	22,589.9
Swiss franc	1.2326	1.3802	1.5100
Ugandan shilling	3,501.2	2,883.0	2,817.9
US dollar	1.392	1.326	1.395

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues

        The contribution of reportable segments to consolidated revenues in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Telecommunications in Portugal (Note 7.a)(i)	2,868,688,041	3,102,159,717	3,256,946,196
Services rendered (Note 3.p)	2,726,419,561	2,918,735,659	3,047,574,325
Sales	115,138,271	146,489,093	176,909,715
Other revenues	27,130,209	36,934,965	32,462,156

Telecommunications in Brazil—Oi (Note 7.b)(ii)	2,409,199,493	—	—
Services rendered (Note 3.p)	2,297,480,556	—	—
Sales	12,028,870	—	—
Other revenues	99,690,067	—	—

Other businesses(iii)	868,957,187	640,094,121	476,458,608
Services rendered	835,386,776	597,288,304	444,395,758
Sales	14,288,268	19,126,757	20,258,220
Other revenues	19,282,143	23,679,060	11,804,630

	6,146,844,721	3,742,253,838	3,733,404,804

(i)
For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.a).

(ii)
As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011. For information on this operating segment performance, see Note 7.b).

(iii)
In 2011, the increase in the contribution of other businesses to consolidated revenues relates mainly to (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 359 million) and (2) improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI, as this business was fully consolidated until 30 June 2011 and then integrated in Contax. In 2010, the increase in revenues relating to other businesses is primarily explained by improved revenue performance of Dedic, MTC and Timor Telecom, and also includes the impact of the consolidation of GPTI as from 1 March 2010 (Euro 56 million).

        Revenue is recognized in accordance with principles referred to in Note 3.p). Services rendered caption includes mainly revenue derived from (1) fixed line and international telecommunications services, including billed and interconnection revenues, (2) Pay-TV services, including monthly subscription fees and rental of equipment, (3) mobile telecommunications services, including usage of network, interconnection fees, roaming, pre-paid cards and wireless broadband, and (4) advertising in directories. Sales correspond mainly to the disposals of terminal equipment, including fixed telephones, modems, TV boxes and terminal mobile equipment. Other revenues include mainly Portal's advertising revenues, benefits from contractual penalties imposed to customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues (Continued)

        Revenues in 2011, 2010 and 2009 by geographic area are as follows:

	2011	2010	2009
	Euro
Portugal	2,925,290,790	3,176,056,481	3,316,672,281
Brazil(i)	2,901,881,154	261,672,665	156,939,608
Other	319,672,777	304,524,692	259,792,915

	6,146,844,721	3,742,253,838	3,733,404,804

(i)
In 2011, this caption includes revenues from Oi and Contax totalling Euro 2,768 million, which were proportionally consolidated as from 1 April 2011, as explained above.

7. Segment reporting

        Following the acquisition of a 25.3% stake in Oi and the proportionally consolidation of its results as from 1 April 2011, Portugal Telecom discloses Oi as an operating segment since the Company's management currently reviews and assesses its performance periodically. This operating segment, named "Telecommunications in Brazil—Oi", includes the holding company TNL and Telemar Norte Leste and its subsidiaries.

        Up to 30 June 2011, Portugal Telecom's operating segments in Portugal, which were organized based on the type of technology used to provide its services and products to customers, included the Wireline (fixed telecommunication services rendered through PT Comunicações and PT Prime) and Mobile (mobile telecommunication services rendered through TMN) operating segments. Following the progressive integration of the fixed line and mobile services and the launch of new bundle products offered to its customers, the Board of Directors of Portugal Telecom changed, as from that date, the way it reviews and assesses the performance of its businesses in Portugal, and therefore changed the disclosure of its operating segments in Portugal, replacing the former operating segments "Wireline in Portugal" and "Mobile in Portugal" for one operating segment named "Telecommunications in Portugal", which includes all telecommunications services in Portugal. Following this change, the corresponding financial information for previous years was restated.

        As a result of the changes mentioned above, the operating segments as at 31 December 2011 are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil—Oi. There is no difference between operating and reportable segments.

        In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or together with any of the quantitive thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Goup companies: (1) Contax, which renders BPO and contact centre services; (2) MTC, Cabo Verde Telecom and Timor Telecom, which render wireline and mobile telecommunications services; and (3) certain Portuguese support companies, namely PT—Sistemas de Informação, Portugal Telecom Inovação, PT Pro Serviços Administrativos e de Gestão Partillhados and PT Contact—Telemarketing e Serviços de Informação.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Segment information for the years ended 31 December 2011, 2010 and 2009 is presented below.

a)    Telecommunications in Portugal

        Financial information of this reportable segment for the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
REVENUES(i)
Services rendered—external customers (Note 6)	2,726,419,561	2,918,735,659	3,047,574,325
Services rendered—inter-segment	13,549,575	14,859,164	11,706,420
Sales—external customers (Note 6)	115,138,271	146,489,093	176,909,715
Sales—inter-segment	1,137,761	2,950,652	2,007,616
Other revenues—external customers (Note 6)	27,130,209	36,934,965	32,462,156
Other revenues—inter-segment	8,623,453	4,485,632	2,433,080

	2,891,998,830	3,124,455,165	3,273,093,312

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	252,457,557	274,983,361	281,467,540
Direct costs(ii)	480,297,290	535,052,022	514,549,832
Commercial costs(iii)	318,304,226	345,003,890	382,233,776
Supplies, external services and other expenses(iv)	535,438,223	591,830,390	627,660,788
Depreciation and amortisation(v)	703,169,318	681,638,261	649,069,675
Post retirement benefits, net(vi)	53,917,498	38,145,723	89,562,000
Work force reduction and settlement costs(vii)	34,003,038	142,543,090	13,682,630
Net gains on disposals of fixed assets	(556,261)	(2,490,280)	(1,368,763)
Other costs, net(viii)	16,613,077	102,657,831	41,679,939

	2,393,643,966	2,709,364,288	2,598,537,417

Income before financial results and taxes	498,354,864	415,090,877	674,555,895

(i)
The reduction in total revenues in 2011 is primarily explained by: (1) a revenue decline in the Personal customer segment (Euro 97 million), from Euro 865 million in 2010 to Euro 768 million in 2011, including lower mobile interconnection revenues (Euro 29 million), mainly as a result of the negative impact of lower Mobile Termination Rates ("MTRs"), lower customer service revenues (Euro 55 million) that reflect challenging economic conditions in Portugal, including a VAT increase (+3pp in the first half of 2011 and +2pp in the second half of 2011), coupled with increasing popularity of tribal plans, and lower sales; (2) lower revenues driven by the Enterprise customer segment (Euro 97 million), from Euro 1,080 million in 2010 to Euro 982 million in 2011, penalized by the economic environment and consequent cost cutting efforts from companies and also by a one-off public schools project that took place in 2010; and (3) lower revenues from wholesale and other businesses (Euro 74 million), from Euro 533 million in 2010 to

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  Euro 459 million in 2011, including the impact from the decline in the directories business (Euro 20 million). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 35 million), from Euro 647 million in 2010 to Euro 682 million in 2011, mainly related to Pay-TV and broadband revenues, which are underpinned by the success of Meo's double and triple play offers. In 2010, the reduction in total revenues, as compared to the year 2009, is primarily explained by: (1) a revenue decline in the Personal customer segment, including lower mobile interconnection revenues, mainly as a result of the negative impact of lower Mobile Termination Rates ("MTRs"), lower customer service revenues that reflect increased competitiveness in certain market segments, especially in the youth segment, and challenging economic conditions in Portugal, and lower sales; (2) lower revenues driven by the Enterprise customer segment, penalized by the economic environment; and (3) lower revenues from wholesale and other businesses, including the impact from the decline in the directories business. These effects were partially offset by an increase in revenues from the Residential customer segment, mainly related to Pay-TV and broadband revenues, which are underpinned by the success of Meo's double and triple play offers.

(ii)
The decrease in direct costs in 2011 is primarily explained by a reduction in interconnection costs, mainly due to the decrease in regulated MTRs, and the decline in the directories business, which more than offset higher programming costs due to the continued growth of pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV is reaching critical mass.

(iii)
This caption includes costs of products sold, commissions and marketing and publicity expenses. The reductions in 2011 and 2010 are primarily explained by a decrease in costs of products sold, due to the racionalization of TMN's handset portfolin and lower equipment sales.

(iv)
In 2011, the reduction in this caption resulted primarily from lower maintenance and repair expenses, as a result of the rollout of Portugal Telecom's FTTH network, which is more efficient, and also from several cost cutting initiatives undertaken at Portuguese operations.

(v)
The increase in depreciation and amortization costs in 2011 and 2010 relates mainly to the investments made in the roll-out of the pay-tv service, which in 2011 more than offset the reduction related to the swap of TMN's 2G equipment for LTE (4G) enabled equipment.

(vi)
As explained in more detail in Note 14, the increase in this caption in 2010 reflects primarily a prior year service gain recorded in 2010, amounting to Euro 31 million, related to changes introduced in the pension formula by Law 3-B/2010, which more than offset the positive impact of the transfer to the Portuguese State of unfunded pension liabilities. The reduction in 2010, as compared to 2009, is basically explained by the above mentioned prior year service gain recognised in 2010.

(vii)
In 2010, this caption includes primarily redundancy programme costs amounting to Euro 136 million, related to a redundancy programme approved by the year end (Note 14.5), and a cost of Euro 7.5 million related to the settlement of the defined benefit plans transferred to the Portuguese State in December 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(viii)
Other costs in 2010, as mentioned in Note 15, include non-recurring provisions and adjustments that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions.

        In the years ended 31 December 2011, 2010 and 2009, capital expenditures in tangible and intangible assets for this reportable segment amounted to Euro 647 million, Euro 657 million and Euro 745 million, respectively. The reduction in 2011 reflected a decline in capital expenditures from residential customer segment due to a decrease in customer related capital expenditures as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. These effects were partially offset by an increase in capital expenditures related to the mobile network, explained by investments in the swap of TMN's 2G equipments for LTE (4G) enabled equipments and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. Additionally, Portugal Telecom has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. The decrease of capital expenditures in 2010, as compared to 2009, reflected primarly (1) lower infrastructure-related capital expenditures following the significant efforts in the FTTH coverage undertaken in 2009, (2) lower investment in legacy infrastructure, following the FTTH rollout, and (3) the focus on cash-flow generation, supported by synergies from fixed-mobile integration. In addition to the above mentioned capital expenditures, this business segment incurred in one-off capital expenditures totalling to Euro 136 million in 2011 and Euro 227 million in 2010, as mentioned in Notes 36 and 37, and also Euro 12 million in 2009 related to additional commitments under the terms of the UTMS license.

        As at 31 December 2011 and 2010, the total staff in this segment was 7,535 and 7,206 employees, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

b)    Telecommunications in Brazil—Oi

        Financial information of this reportable segment for the nine months period between 1 April and 31 December 2011, which was proportionally consolidated in Portugal Telecom's Income Statement, is as follows:

2011
Euro
REVENUES
Services rendered—external customers (Note 6)	2,297,480,556
Sales—external customers (Note 6)	12,028,870
Other revenues—external customers (Note 6)	99,690,067
Other revenues—inter-segment	2,917,385

2,412,116,878

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	163,243,344
Direct costs	517,527,789
Commercial costs	174,426,926
Supplies, external services and other expenses	809,288,452
Depreciation and amortisation	512,203,623
Post retirement benefits, net	4,516,002
Net gains on disposals of fixed assets	(8,711,820)
Other costs, net	10,136,238

2,182,630,554

Income before financial results and taxes	229,486,324

        Oi's capital expenditures in tangible and intangible assets for the nine months period between 1 April and 31 December 2011 amounted to Euro 444 million. The investments were directed primarily to projects to improve fixed network quality, expand coverage of fixed and mobile networks, increase the speed of fixed broadband services, increase the capacity of 3G data traffic in strategic locations and to provide data packages to corporate clients.

        As at 31 December 2011, the total staff in this segment (considering the 25.6% stake used in the proportional consolidation) was 7,892 employees, as compared to 7,343 employees as at 31 March 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

c)     Reconciliation of revenues and net income and information by geographic area

        In 2011, 2010 and 2009, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2011	2010	2009
	Euro
Revenues relating to reportable segments	5,304,115,708	3,124,455,165	3,273,093,312
Revenues relating to other businesses(i)	1,441,145,339	1,088,297,486	873,863,680
Elimination of intragroup revenues(i)	(598,416,326)	(470,498,813)	(413,552,188)

Total consolidated revenues	6,146,844,721	3,742,253,838	3,733,404,804

(i)
As mentioned above, other businesses include primarily Contax, MTC, Cabo Verde Telecom, Timor Telecom and certain Portuguese support companies, the performance of which is monitored by the management on a standalone basis. The increase in revenues relating to other business in the year ended 31 December 2011 relates mainly to (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 469 million) and (2) improved revenue performance of MTC and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI (Euro 128 million), as this business was fully consolidated only until 30 June 2011 and then integrated in Contax. The increase in revenues relating to other business in 2010, as compared to 2009, is primarly explained by the consolidation of GPTI as from 1 March 2010 (Euro 56 million), as mentioned above. The higher level of eliminations in 2011, as compared to 2010, is primarily explained by the elimination of call centre and other corporate services rendered by Contax to Oi, as these companies were proportionally consolidated as from 1 April 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        In the years ended 31 December 2011, 2010 and 2009, the reconciliation between net income before financial results and taxes of reportable segments and Group's consolidated net income is as follows:

	2011	2010	2009
	Euro
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal	498,354,864	415,090,877	674,555,895
Telecommunications in Brazil—Oi	229,486,324	—	—
Income before financial results and taxes relating to other businesses(i)	16,168,950	(1,334,473)	17,366,734

Consolidated income before financial results and taxes	744,010,138	413,756,404	691,922,629
Financial gains (losses):
Net interest expenses (Note 16)	(297,114,673)	(185,044,935)	(227,491,155)
Net foreign currency exchange losses (Note 17)	(18,146,031)	(6,814,213)	(212,867)
Net gains on financial assets and other investments (Note 18)	577,737	1,860,287	8,067,568
Equity in earnings of associated companies, net (Note 34)	209,183,860	141,709,104	456,043,545
Net other financial losses (Note 19)	(107,402,475)	(33,300,530)	(35,715,551)
Income taxes (Note 20)	(108,196,813)	(77,525,848)	(185,890,157)

Net income from continuing operations	422,911,743	254,640,269	706,724,012
Net income from discontinued operations (Note 21)	—	5,565,426,533	82,462,164

Net income (before non-controlling interests)	422,911,743	5,820,066,802	789,186,176

(i)
The losses recorded in 2010 under this caption relate mainly to expenses incurred in the third quarter, amounting to Euro 25 million, in connection with the acquisition of the investments in Oi and Contax, as mentioned in Note 15. Adjusting for this effect, the decrease in this caption in 2011 is primarly explained by a lower contribution from Dedic/GPTI business, which was fully consolidated only until 30 June 2011 and then integrated in Contax, which more than offset the improvement in the earnings of certain international operations, namely MTC and Timor Telecom, and the impact of the proportional consolidation of Contax as from 1 April 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Total assets, liabilities and tangible and intangible assets by geographic area as at 31 December 2011 and 2010 and capital expenditures for tangible and intangible assets in the years ended 31 December 2011 and 2010 are as follows:

	2011
	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets(iii)
	Euro
Portugal(i)	10,332,630,891	11,613,173,915	3,498,585,410	966,750,723	660,819,438
Brazil(ii)	11,503,977,140	7,337,963,518	2,572,891,593	4,270,430,011	482,918,619
Other	1,107,182,921	249,847,426	157,145,565	186,919,725	80,083,124

	22,943,790,952	19,200,984,859	6,228,622,568	5,424,100,459	1,223,821,181

	2010
	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets(iii)
	Euro
Portugal(i)	13,861,345,667	10,187,945,012	3,649,050,519	879,705,779	680,332,172
Brazil(ii)	276,929,107	124,576,877	46,801,227	67,841,069	27,320,165
Other	1,031,657,387	248,265,137	178,761,668	164,145,736	90,794,997

	15,169,932,161	10,560,787,026	3,874,613,414	1,111,692,584	798,447,334

(i)
The decrease in total assets from operations in Portugal is primarily explained by the amount paid for the acquisition of the investments in Oi and Contax (Euro 3,728 million), partially offset by several financing loans entered into in 2011 which led to an increase in both total assets and liabilities.

(ii)
The higher contribution from Brazilian businesses across all captions is basically explained by the contribution of Oi, Contax and its controlling shareholders, which are proportionally consolidated in Portugal Telecom's financial statements since 31 March 2011.

(iii)
Total capital expenditures in 2011 and 2010 include capital expenditures for tangible assets, amounting to Euro 1,049 million and Euro 692 million (Note 37), respectively, and capital expenditures for intangible assets amounting to Euro 175 million and Euro 106 million (Note 36), respectively. In addition to these amounts, the Group recognized certain one-off capital expenditures in tangible and intangible assets, as mentioned in Notes 37 and 36.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

8. Wages and salaries

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Salaries	771,408,966	507,131,463	439,911,127
Social security	174,072,680	101,981,635	81,050,952
Health care benefits related to active employees	24,768,398	8,138,338	7,000,546
Trainning	6,098,169	7,163,740	6,539,367
Other(i)	44,127,242	12,700,446	12,187,545

	1,020,475,455	637,115,622	546,689,537

(i)
In 2011, this caption includes mainly costs from Oi and Contax related to transportation expenses and personnel selection and recruitment expenses.

        In 2011, the increase in total consolidated wages and salaries is primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 505 million (Note 2.b), partially offset by lower contributions from: (1) the operating segment "Telecommunications in Portugal" (Euro 23 million—Note 7.a), reflecting primarily lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the end of 2010; and (2) Dedic/GPTI (Euro 78 million), as this business was fully consolidated only until 30 June 2011 and then integrated in Contax. In 2010, the increase in wages and salaries is primarily explained by higher contributions from Dedic and from GPTI, which was consolidated as from 1 March 2010.

9. Direct costs

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Telecommunications costs(i)	729,640,282	312,919,690	312,198,282
Leasings of sites(i)	45,352,281	22,608,474	22,098,976
Programming costs(ii)	120,025,530	115,781,049	77,422,296
Directories (Note 3.p)(iii)	38,194,685	50,248,451	57,434,627
Other(iv)	79,061,672	46,001,437	53,199,396

	1,012,274,450	547,559,101	522,353,576

(i)
In 2011, 2010 and 2009, these captions include costs related to operating leases totalling Euro 92,317,816, Euro 44,538,490 and Euro 40,500,541, respectively (Note 12).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

9. Direct costs (Continued)

(ii)
This caption relates basically to the programming costs incurred by the Pay-TV operation.

(iii)
The reduction in this caption is directly related to the decline of the directories business.

(iv)
This caption includes primarily mobile contents and the increase occurred in 2011 relates primarily to the proportional consolidation of Oi as from 1 April 2011.

        In 2011, the increase in total consolidated direct costs is primarily explained by the impact of the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 521 million (Note 2.b), partially offset by a lower contribution from the operating segment "Telecommunications in Portugal" (Euro 55 million), as a result of a decrease in interconnection costs, due to lower Mobile Termination Rates ("MTRs"), and the decline in the directories business.

10. Costs of products sold

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Costs of products sold	175,720,765	180,819,046	203,507,171
Increases in adjustments for inventories (Note 42)	3,532,983	2,667,642	3,748,870
Reductions in adjustments for inventories (Note 42)	(9,378,626)	(3,592,773)	—

	169,875,122	179,893,915	207,256,041

        The decreases in total consolidated costs of products sold in 2011 and 2010 reflect mainly a lower contribution from the operating segment "Telecommunications in Portugal" (Euro 38 million and Euro 46 million, respectively) in line with the decline in sales occurred in those years, which in 2011more than offset the impact of the proportional consolidation of Oi as from 1 April, amounting to Euro 32 million (Note 2.b).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

11. Supplies, external services and other expenses

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Maintenance and repairs	347,252,300	145,966,906	151,626,206
Support services	237,489,708	123,073,847	145,542,302
Commissions	216,666,335	131,953,259	137,025,420
Specialized work	198,757,611	93,771,359	72,368,540
Electricity	110,842,723	48,243,912	45,502,803
Operating leases (Note 12)	75,518,065	48,134,257	40,038,628
Communications	24,203,560	23,300,704	23,015,403
Other	70,652,419	110,075,432	118,191,599

	1,281,382,721	724,519,676	733,310,901

        The increase in total consolidated supplies, external services and other expenses in 2011 is primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 597 million (Note 2.b), partially offset by a reduction in the operating segment "Telecommunications in Portugal" (Euro 48 million), reflecting the strict operational and cost discipline on external supplies, and a lower contribution from Dedic/GPTI (Euro 21 million, which was fully consolidated only until 30 June 2011 and then integrated in Contax.

12. Operating leases

        In the years ended 31 December 2011, 2010 and 2009, operating lease costs were recognised under the following captions:

	2011	2010	2009
	Euro
Direct costs (Note 9)	92,317,816	44,538,490	40,500,541
Supplies, external services and other expenses (Note 11)(i)	75,518,065	48,134,257	40,038,628

	167,835,881	92,672,747	80,539,169

(i)
This caption relates mainly to rentals of property and leases of transportation equipment.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

12. Operating leases (Continued)

        As at 31 December 2011, the Company's obligations under non-cancellable operating lease contracts mature as follows:

Euro
2012	45,789,930
2013	23,737,172
2014	19,858,401
2015	17,226,545
2016	15,181,652
2017 and following years	46,654,344

168,448,044

13. Indirect taxes

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Spectrum fees(i)	81,019,498	30,493,286	30,978,543
Other(ii)	106,441,262	14,924,960	26,838,021

	187,460,760	45,418,246	57,816,564

(i)
This caption includes primarily spectrum fees from Oi's mobile operations (Euro 53 million in 2011) and TMN (Euro 17 million in 2011, Euro 21 million in 2010 and Euro 24 million in 2009).

(ii)
The increase in this caption in 2011 relates primarily to the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 91 million, including mainly (1) indirect taxes related to the funds "Fust" (fund to improve the general access to telecommunications services) and "Funtel" (National Telecommunications Fund), totalling Euro 29 million, (2) Value Added Tax expenses (Euro 13 million), (3) concessions fees (Euro 9 million), and (4) other municipal, federal and state taxes in Brasil.

        The increase in total consolidated indirect taxes in 2011 is primarily explained by the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, totalling Euro 146 million (Note 2.b).

14. Post retirement benefits

14.1.  Portuguese Operations

        As referred to in Note 3, PT Comunicações and PT SI sponsor defined benefit plans under which grant pension supplements to retired and active employees, healthcare services after retirement age and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

salaries to suspend and pre-retired employees until retirement age. Prior to the transfer of unfunded pension obligations to the Portuguese State in 2010, PT Comunicações was also responsible for the payment of pensions under the referred plans.

        On 2 December 2010, Portugal Telecom reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações of the Pension Plans that were sponsored by PT Comunicações and the associated funds that covered such liabilities. The transfer included the "Plano de Pensões do Pessoal da Portugal Telecom/CGA", the "Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi" and the liabilities associated with the survival benefit included in the "Plano de Pensões Marconi" (together the "Regulated Pension Plans"). The transfer date of the "Plano de Pensões do Pessoal da Portugal Telecom/CGA" was 1 December 2010 and for the "Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi" and "Plano de Pensões Marconi" was 31 December 2010.

        The present value of past liabilities of the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million (Note 14.1.1) and was determined by an independent actuary using actuarial assumptions that comply with best practices of similar transactions. The market value of the pension funds as of the delivery dates amounted to Euro 1,782 million (Note 14.1.1). Accordingly, the unfunded transferred liabilities amounted to Euro 1,022 million, of which an amount of Euro 100 million was paid in December 2010 (Note 14.4). As mentioned in Note 38.8, from the outstanding amount of Euro 922 million as at 31 December 2010, Portugal Telecom settled Euro 17.4 million in January 2011 and Euro 450.0 million in December 2011, and the remainder consideration of Euro 454.3 million shall be paid no later than 20 December 2012.

        The book value of the transferred pension liabilities computed in accordance with Portugal Telecom's actuarial assumptions amounted to Euro 2,796 million, as compared to the amount of Euro 2,804 million computed by an independent actuary used in this transaction. The difference amounting to Euro 7.5 million was recorded as a settlement cost (Note 14.1.1).

        Following the transfer of the Regulated Pension Plans to the Portuguese State, PT Comunicações is now responsible for a fixed monthly contribution to Social Security and CGA in order to fund future service of the active beneficiaries included in these plans.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The actuarial valuations of Portugal Telecom's defined benefit plans related to Portuguese operations as at 31 December 2011, 2010 and 2009 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2011	2010	2009
Financial assumptions
Discount rate for responsabilities with:
Pension supplements	4.75%	4.75%	5.50%
Salaries to suspended and pre-retired	3.75%	3.75%	5.50%
Healthcare	4.75%	4.75%	5.50%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%	1.75%	1.75%
Salaries to suspended and pre-retired	0% - 1.75%(i)	1.75%	1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable	Not applicable
Inflation rate	2.00%	2.00%	1.75%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	AM (92)	AM (92)	AM (92)
Females	AF (92)	AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	25%	100%
Active employees with spouses under the plan	35%	35%	50%
Turnover of employees	Nil	Nil	Nil

(i)
For salaries payable between 2012 and 2016, the salary growth rate ranges from 0% to 1% depending on the amount of the salary. As from 2017, the salary growth rate is 1.75% for all situations.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

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

        In the years ended 31 December 2011 and 2010, the total impact of changes in actuarial assumptions was a net gain of Euro 19,426,453 and a net loss of Euro 441,787,345 (Note 14.6), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

        The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 21 million as at 31 December 2011, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 61 million (Euro 50 million) as at 31 December 2011.

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2011 by approximately Euro 4 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefit costs in the year 2011 by approximately Euro 4 million (Euro 3 million).

14.1.1.  Pension and supplement benefits

        As referred to in Note 3.h, PT Comunicações is responsible for the payment of pension supplements to retired and active employees. Prior to the transfer of unfunded pension obligations to the Portuguese State, PT Comunicações was also responsible for the payment of pensions. These liabilities, which were estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Telecom Portugal ("Plan CGA") hired prior to 14 May 1992, or who were retired on that date, were entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Following the transfer of pension obligations to the Portuguese State, PT Comunicações is no longer responsible for these pension benefits since 31 December 2010.

  b)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit ("Marconi

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

    Complementary Fund"). In addition, PT Comunicações contributes to the fund "Fundo de Melhoria Marconi" with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement. Following the transfer of pension obligations to the Portuguese State, PT Comunicações in no longer responsible for the pension benefits since 31 December 2010, but remains responsible for supplemental pension benefits and for the contribution to the Fundo de Melhoria Marconi.

  c)
  Retirees and employees of TLP and TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

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

        As at 31 December 2011 and 2010, plans from PT Comunicações and PT SI covered 19,624 and 19,897 beneficiaries, respectively, of which approximately 64% and 65% were non-active, respectively.

        Based on the actuarial reports, the benefit obligation and the fair value of the pension funds as at 31 December 2011 and 2010 were as follows:

	2011	2010
	Euro
Projected benefit obligations	121,564,812	129,890,253
Pension funds assets at fair value	(98,480,548)	(109,335,604)

Unfunded pension obligations	23,084,264	20,554,649
Prior years' service gains(i)	4,541,608	5,217,983

Net liabilities recognized (Note 14.3)	27,625,872	25,772,632

(i)
This caption refers to the component of the prior years' service gains or losses resulting from the changes in the benefits granted under pension supplement plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        During the years ended 31 December 2011 and 2010, the movement in the projected benefit obligations was as follows:

	2011	2010
	Euro
Opening balance of the projected benefit obligation	129,890,253	2,710,211,583
Payments of benefits and contributions
Benefits paid by the Company (Note 14.4)	(1,109,982)	(824,091)
Benefits paid by the funds	(9,692,964)	(152,374,072)
Participants' contributions	—	9,038,663
Pension costs
Service cost	484,444	4,129,105
Interest cost	5,741,453	134,434,975
Prior year service gain	—	(31,215,000)
Work force reduction programme costs	10,245	279,299
Loss recognized as a result of the transfer to CGA	—	7,492,956
Net actuarial losses (gains)	(3,758,637)	322,618,134
Transfer to salaries payable (Note 14.1.3)	—	(70,112,300)
Pension obligations transferred to the Portuguese State	—	(2,803,788,999)

Closing balance of the projected benefit obligation	121,564,812	129,890,253

        As at 31 December 2011 and 2010, the fair value of the portfolio of pension funds was as follows:

	2011		2010
	Amount	%	Amount	%
	Euro
Equities	19,994,550	20.3%	24,703,635	22.6%
Bonds	58,907,519	59.8%	32,084,229	29.3%
Property(i)	2,713,542	2.8%	10,851,414	9.9%
Cash, treasury bills, short-term stocks and other assets	16,864,937	17.1%	41,696,326	38.1%

	98,480,548	100.0%	109,335,604	100.0%

(i)
During the year ended 31 December 2010, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired from the pension funds real estate properties that were rented to Group companies and recognised them under the caption "Tangible fixed assets" for an amount of Euro 236 million (Note 37). In 2011, PT Comunicações acquired one last real estate property in connection with this process for an amount of Euro 3 million (Note 37).

        Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom's post retirement defined pension supplement plans. The main purpose

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

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

        During the years ended 31 December 2011 and 2010, the movement in the plan assets was as follows:

	2011	2010
	Euro
Opening balance of the plan assets	109,335,604	1,954,770,520
Actual return on assets	(2,812,092)	44,477,969
Payments of benefits	(9,692,964)	(152,374,072)
Contributions made by the Company (Note 14.4)	1,650,000	35,535,127
Participants' contributions	—	9,038,662
Funds transferred to the Portuguese State together with the related obligations	—	(1,782,112,602)

Closing balance of the plan assets	98,480,548	109,335,604

        A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2011, 2010 and 2009 is presented below:

	2011	2010	2009
	Euro
Service cost	484,444	4,129,105	5,042,000
Interest cost	5,741,453	134,434,975	145,201,520
Expected return on plan assets	(6,278,854)	(104,871,000)	(108,686,000)
Prior years' service gains recognized in the period(i)	—	(31,215,000)	—
Amortization of prior years' service gains(ii)	(664,094)	(1,071,344)	(1,085,000)

Current pension cost (Note 14.5)	(717,051)	1,406,736	40,472,520

Work force reduction program	10,245	279,299	1,693,755
Prior years' service gains (extraordinary amortization)	(12,281)	(3,120,673)	(118,000)
Loss recognized as a result of the transfer to CGA(iii)	—	7,492,956	—

Curtailment cost (Note 14.5)	(2,036)	4,651,582	1,575,755

Total pension cost	(719,087)	6,058,318	42,048,275

(i)
The prior year service gain recognized in 2010 is related to the Law 3B/2010 that changed the way the pension is computed, leading to reduced benefits.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

(ii)
This caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.

(iii)
This caption corresponds to the difference between the value of the pension obligations transferred to the Portuguese State using actuarial assumptions agreed between both parties and the value of these same obligations using Portugal Telecom's actuarial assumptions (Note 14.1).

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2011 and 2010, the movement in accumulated net actuarial losses was as follows:

	2011	2010
	Euro
Opening balance	116,701,883	1,528,264,321
Change in actuarial assumptions (Note 14.6)	(374,801)	345,774,504
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefit obligation related(i)	(3,383,836)	(23,156,369)
Assets related	9,090,946	60,393,031
Net actuarial losses recycled to retained earnings (Note 44.5)(ii)	—	(1,794,573,604)

Closing balance (Note 44.5)	122,034,192	116,701,883

(i)
Differences between actual data and actuarial assumptions related to the PBO results mainly from updated information regarding beneficiaries.

(ii)
Following the transfer of unfunded pension obligations to the Portuguese State completed in December 2010, the related net actuarial losses were recycled to retained earnings, net of tax effect.

14.1.2.  Health care benefits

        As referred to in Note 3.i), PT Comunicações sponsored the payment of post retirement health care benefits to certain suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plans.

        These plans, sponsored by PT Comunicações, include all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

        As at 31 December 2011 and 2010, healthcare plans from PT Comunicações and PT SI covered 24,401 and 24,857 beneficiaries related to employees and former employees, of which approximately

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

76% and 75% were non-active, respectively. In addition, as at 31 December 2011 and 2010, these plans also covered 11,036 and 11,735 beneficiaries related to relatives of employees and former employees.

        The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

        Based on the actuarial reports, the benefit obligation and the fair value of the health care fund and prior year's service gains not yet recognized as at 31 December 2011 and 2010 are as follows:

	2011	2010
	Euro
Projected benefit obligations	352,564,459	342,490,660
Plan assets at fair value	(246,214,842)	(338,810,084)

Unfunded obligations	106,349,617	3,680,576
Prior years' service gains(i)	12,222,435	13,087,000

Net liabilities recognized (Note 14.3)	118,572,052	16,767,576

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees.

        During the years ended 31 December 2011 and 2010, the movement in the projected benefit obligations was as follows:

	2011	2010
	Euro
Opening balance of the projected benefit obligations	342,490,660	335,261,865
Benefits paid by the Company (Note 14.4)	(17,964,841)	(18,882,633)
Pension costs
Service cost	3,042,635	3,027,076
Interest cost	15,871,525	17,933,044
Work force reduction costs	186,854	2,694,286
Net actuarial losses	8,937,626	2,457,022

Closing balance of the projected benefit obligations	352,564,459	342,490,660

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2011 and 2010, the fair value of the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	2011		2010
	Amount	%	Amount	%
	Euro
Equities(i)	41,289,896	16.8%	88,085,111	26.0%
Bonds(ii)	89,155,632	36.2%	127,845,608	37.7%
Cash, treasury bills, short-term stocks and other assets(iii)	115,769,314	47.0%	122,879,365	36.3%

	246,214,842	100.0%	338,810,084	100.0%

(i)
As at 31 December 2011, this caption corresponds to investments in shares of Banco Espírito Santo (Note 48).

(ii)
As at 31 December 2011, this caption includes investments in bonds of Portugal Telecom amounting to Euro 56 million(Note 48).

(iii)
As at 31 December 2011, this caption includes mainly investments in the private equity funds "Ongoing International Capital Markets" and "Ongoing International Private Equity" totalling Euro 79 million, which are managed by Ongoing International (Note 48).

        During the years ended 31 December 2011 and 2010, the movement in the plan assets was as follows:

	2011	2010
	Euro
Opening balance of the plan assets	338,810,084	414,753,964
Actual return on assets(i)	(69,303,386)	8,365,989
Refunds (Note 14.4)(ii)	(23,291,856)	(84,309,869)

Closing balance of the plan assets	246,214,842	338,810,084

(i)
In 2011, the performance of the fund assets was significantly impacted by the reduction on fair value of equity and bond investments.

(ii)
This caption includes (1) refunds of expenses paid on account by PT Comunicações, amounting to Euro 23,291,856 in 2011 and Euro 9,309,869 in 2010, and (2) a refund in 2010 related to the excess funding determined during the year, amounting to Euro 75,000,000.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic post retirement health care cost (gain) in 2011, 2010 and 2009 is presented below:

	2011	2010	2009
	Euro
Service cost	3,042,635	3,027,076	1,783,000
Interest cost	15,871,525	17,933,044	23,867,000
Expected return on plan assets(i)	(19,827,477)	(24,332,838)	(22,928,000)
Prior years' service gains	(858,263)	(865,000)	(865,000)

Current cost (gain) (Note 14.5)	(1,771,580)	(4,237,718)	1,857,000
Work force reduction program costs	186,854	2,694,286	—
Prior years' service gains (extraordinary amortization)	(6,302)	—	—

Curtailment cost (Note 14.5)	180,552	2,694,286	—

Health care cost (gain)	(1,591,028)	(1,543,432)	1,857,000

(i)
Expected return on assets is computed based on the actuarial assumption of return on assets and the fair value of assets plans.

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2011 and 2010, the movement in accumulated net actuarial losses was as follows:

	2011	2010
	Euro
Opening balance	219,695,366	201,271,495
Change in actuarial assumptions (Note 14.6)	—	40,384,304
Differences between actual data and actuarial assumptions (Note 14.6):
Health care benefit obligation related	8,937,626	(37,927,282)
Assets related	89,130,863	15,966,849

Closing balance (Note 44.5)	317,763,855	219,695,366

14.1.3.  Salaries

        As mentioned in Note 3.j), Portugal Telecom is also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2011 and 2010, there were 5,779 and 6,209 suspended and pre-retired employees, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        These liabilities are not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

        During the years ended 31 December 2011 and 2010, the movement in the projected benefit obligation was as follows:

	2011	2010
	Euro
Opening balance of the projected benefit obligation	924,324,397	791,441,961
Benefits paid by the Company (Note 14.4)	(174,044,745)	(160,288,354)
Interest cost (Note 14.5)	31,387,011	39,610,000
Work force reduction costs (Note 14.5)	32,434,698	134,208,621
Net actuarial (gains) losses	(31,603,105)	49,239,869
Transfer from liabilities with pensions (Note 14.1.1)	—	70,112,300

Closing balance of the projected benefit obligation (Note 14.3)	782,498,256	924,324,397

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2011 and 2010, the movement in accumulated net actuarial losses was as follows:

	2011	2010
	Euro
Opening balance	115,100,581	65,860,712
Change in actuarial assumptions (Note 14.6)	(19,051,652)	55,628,537
Differences between actual data and actuarial assumptions (Note 14.6)	(12,551,453)	(6,388,668)

Closing balance (Note 44.5)	83,497,476	115,100,581

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.2.  Brazilian operations—Oi

        Following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated the net post retirement benefits obligations of Telemar and its subsidiaries, which amounted to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2.b) and an asset of Euro 11 million (Note 2.b), as detailed in the tables below. Telemar and its subsidiaries sponsor post retirement benefit plans for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans as at 31 December 2011 and its main features:

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
BrTPREV(ii)	Pension complement	FATL	Defined contributions	Contributions are set based on actuarial studies, using the capitalization approach to determine its funding. The contributions are credited to individual accounts of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant's salary, depending on the participant's age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.
Fundador/ Alternativo(ii)	Pension complement	FATL	Defined benefits	The regular contribution made by the sponsor is matched by the regular contribution of the participant, whose rates vary according to age, length of service and salary. For participants linked to the rules of the former Alternativo-BrT Plan, contributions are limited to three times the INSS benefit cap and the participant also pays an entry fee, depending on the age at which he/she joins the plan.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
PBS-TELEMAR	Pension complement	FATL	Defined benefits	Plan closed to new participants since the incorporation of TelemarPrev. Approximately 96% of its former participants migrated to TelemarPrev. The contributions from active participants correspond to the sum of: (1) 0.5 to 1.5 percent of the contribution salary (according to the participant's age); (2) 1% of contribution salary that exceeds half of one Standard Unit; and (3) 11% of the contribution salary that exceeds one Standard Unit. The sponsors' contributions are equivalent to 9.5% of the payroll of active participants of the plan, of which 8% are allocated to the PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE, this latter in the case of participants that migrated to the new plan. The plan is funded under the capitalization approach.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
TCSPREV	Pension complement	FATL	Defined contributions and defined benefits	Contributions are set based on actuarial studies, using the capitalization approach to determine funding. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to the individual account of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant's salary, depending on the participant's age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. In the PBS-TCS group, the sponsor's contribution corresponds to 12% of the participants' payroll, whereas the employee's contribution varies according to his/her age, length of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
TelemarPrev	Pension complement and discretionary benefits (annuities)	FATL	Defined benefits	A participant's regular contribution is comprised of two portions: (1) basic—equivalent to 2% of the salary; and (2) standard—equivalent to 3% of the positive difference between salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the salary, for a period of not less than six months. Non-recurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary cap. The plan's charter requires the parity between participants' and sponsors' contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.
PBS-A	Pension complement	SISTEL	Defined benefits	Contributions are contingent on the determination of an accumulated deficit.
PBS-TNCP	Pension complement and medical care	SISTEL	Defined benefits	Contributions correspond to 15.9% of the payroll of employees participating in the plan. The pension benefit is defined as the difference between 90% of average salary of the previous 36 months, adjusted for inflation, and the retirement benefit paid by the INSS.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
CELPREV	Pension complement and medical care	SISTEL	Defined benefits	Participant can make three types of contributions: (1) basic, from 0 to 2 percent of salary; (2) additional regular, from 0 to 6 percent of the share of salary that exceeds one Standard Reference Unit of the Plan; and (3) voluntary, percentage of the salary freely chosen by the participant. Sponsors can make four types of contributions: (1) basic, equal to the participant's contribution; (2) additional regular, equal to the additional regular participant's contribution; (3) non-recurring, made voluntarily and with the frequency set by the sponsor; and (4) special, applicable exclusively for some employees who have joined the plan during a specific period of time.
PAMEC	Medical care	BrT	Defined benefits	The contributions for PAMEC were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by Brazil Telecom, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the statement of financial position.

(i)
Oi's post retirement benefits plans are managed by two foundations: Fundação Atlântico de Seguridade Social ("FATL") and Fundação Sistel de Seguridade Social ("SISTEL"). FATL is a non-profit pension-related entity, with financial and administrative independence, engaged in the management and administration of pension benefit plans for the employees of its sponsors. SISTEL is a non-profit, private welfare and pension entity, established in 1977, which is engaged in creating private plans to grant benefits in the form of lump sums of annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of Sistel.

(ii)
Included together in the following tables with the designation "BrTPREV/FA".

        The bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority ("PREVIC"), as regards the specific plans. The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants' and sponsor' contributions are defined in the funding plan.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The actuarial valuations of Oi's defined benefit plans as at 31 December 2011 and 2010 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2011	2010
Financial assumptions
Discount rate
FATL plans	10.35%	10.77%
SISTEL plans
PBS-A	10.35%	10.77%
PBS-TNCP/CELPREV	10.35%	11.40%
PAMEC	10.35%	10.70%
Salary growth rate
FATL plans
TelemarPrev	Between 4.50% and 14.95%	Between 4.52% and 9.73%
Other FATL plans	9.31%	7.95%
SISTEL plans
PBS-TNCP	9.31%	4.50%
CELPREV	9.31%	6.59%
PBS-A/PAMEC	N/A	N/A
Nominal benefit increase index	4.50%	4.50%
Inflation rate	4.50%	4.50%
Healthcare cost trend growth rate	7.64%	7.64%
Expected return on assets
FATL plans	11.50%	10.95%
SISTEL plans	Between 11% and 12%	Between 9% and 11%
Demographic assumptions
General mortality table	AT-2000	AT-2000
Disability table	Zimmermann Nichzugs	Zimmermann Nichzugs
Disabled mortality table	Winklevoss	Winklevoss
Turnover rate
TelemarPrev	5% p.a.; nil from 50 years old and for settled benefit	5% p.a.; nil from 50 years old and for settled benefit
CELPREV	1.5% p.a.; nil from 50 years old and for settled benefit	1.5% p.a.; nil from 50 years old and for settled benefit
BrTPREV-FA/TCSPREV	5.5% p.a.	15% p.a.
PBS-Telemar/PBS-A/PBS-TNCP/PAMEC	Nil	Nil

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Based on the actuarial reports, the obligations of the above mentioned plans and the fair value of the related pension funds as at 31 December 2011 were as follows:

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Projected benefit obligations	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812
Pension funds assets at fair value	(128,724,504)	(31,396,498)	(145,950,411)	(339,944,072)	(605,422,867)	(4,248,949)	(175,733)	—	(1,255,863,034)

Present value of unfunded obligations	73,286,398	(6,986,662)	(95,918,376)	(61,933,577)	(217,290,559)	(1,807,867)	(159,074)	394,495	(310,415,222)
Cap effect on recognition of plan assets (IFRIC 14)(i)	—	6,986,662	83,985,996	61,933,577	217,290,559	1,807,867	159,074	—	372,163,735

Net liabilities recognized (Note 14.3)	73,286,398	—	(11,932,380)	—	—	—	—	394,495	61,748,513

(i)
This caption relates to the plans that report an actuarial surplus for which an asset cannot be recognized, as there is no express authorization for offsetting that asset against future employer contributions, in accordance with IFRIC 14 and paragraph 58(b) of IAS 19. Assets recognized in the TCSPREV plan relate to (1) sponsor contributions which participants that left the plan are not entitled to redeem and (2) part of the plan's surplus attributed to the sponsor.

        During the nine months period between 31 March and 31 December 2011, the movement in the projected benefit obligations was as follows:

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Opening balance of the projected benefit obligation	198,864,031	23,699,167	47,990,234	262,924,761	387,582,750	2,331,494	19,790	396,590	923,808,817
Pension costs									—
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Payments of benefits and contributions									—
Benefits paid by the funds	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Participants' contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Net actuarial losses (gains)	14,706,122	1,751,224	3,871,750	25,979,568	24,441,180	203,922	(4,947)	(21,057)	70,927,762
Foreign currency translation adjustments	(9,532,027)	(1,148,855)	(2,349,564)	(13,022,429)	(18,363,203)	(114,547)	(816)	(18,688)	(44,550,129)

Closing balance of the projected benefit obligation	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812

        As at 31 December 2011, the portfolio of Oi's plans is allocated as follows:

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL	%
	Euro
Variable income	20,595,921	5,023,440	23,352,066	54,391,051	121,084,573	509,874	35,147	—	224,992,072	18%
Fixed income	104,266,848	25,431,163	118,219,833	275,354,697	454,067,150	3,526,627	130,043	—	980,996,361	78%
Real estate	2,574,490	627,930	2,919,008	6,798,881	24,216,915	—	—	—	37,137,224	3%
Other	1,287,245	313,965	1,459,504	3,399,443	6,054,229	212,448	10,543	—	12,737,377	1%

Total	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034	100%

        During the nine months period between 31 March and 31 December 2011, the movement in the plan assets was as follows:

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Opening balance of the plan assets	136,146,520	31,098,221	141,735,085	334,425,762	648,877,297	4,573,962	155,171	1,103	1,297,013,121
Actual return on assets	15,807,245	3,456,790	14,282,549	39,729,944	20,067,613	34,359	27,390	—	93,405,890
Payments of benefits	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Contributions made by the Company (Note 14.4)	980	9,970	(485)	—	—	2,056	728	3,312	16,561
Participants' contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Foreign currency translation adjustments	(6,157,835)	(1,483,164)	(6,869,496)	(16,038,518)	(29,037,853)	(203,970)	(8,134)	(10)	(59,798,980)

Closing balance of the plan assets	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic pension cost recorded in the nine months period between 31 March and 31 December 2011 is presented below:

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Expected return on plan assets	(9,862,110)	(2,395,117)	(11,099,201)	(25,841,047)	(53,064,198)	(368,399)	(13,133)	—	(102,643,205)
Cap effect on recognition of plan assets (IFRIC 14)	—	611,467	5,530,763	5,539,336	24,108,427	192,783	11,808	—	35,994,584
Other costs (Note 14.4)	1,129,704	—	—	—	—	—	—	—	1,129,704

Total current pension cost (Notes 2.b and 14.5)	6,312,776	9,969	(1,851,581)	—	—	2,055	729	42,055	4,516,003

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the nine months period between 31 March and 31 December 2011, the movement in accumulated net actuarial gains and losses was as follows:

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Opening balance	—	—	—	—	—	—	—	—	—
Change in actuarial assumptions (Note 14.6)	(6,915,269)	(706,590)	(467,975)	(9,492,747)	(10,372,383)	(30,800)	11,256	49,105	(27,925,403)
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefits obligation related	21,621,391	2,457,814	4,339,725	35,472,315	34,813,563	234,722	(16,203)	(70,162)	98,853,165
Assets related	(5,945,136)	(1,061,673)	(3,183,349)	(13,888,896)	32,996,585	334,039	(14,257)	—	9,237,313

Closing balance (Note 44.5)	8,760,986	689,551	688,401	12,090,672	57,437,765	537,961	(19,204)	(21,057)	80,165,075

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.3.  Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2011 and 2010 were as follows:

	Portuguese operations				Brazilian operations			Total
	Pension benefits (Note 14.1.1)	Health care benefits (Note 14.1.2)	Salaries to pre- retired and suspended employees (Note 14.1.3)	Sub-total	Pension benefits (Note 14.2)	Health care benefits (Note 14.2)	Sub-total	Total
	Euro
Balance as at 31 December 2009	764,851,063	(65,540,099)	791,441,961	1,490,752,925	—	—	—	1,490,752,925
Net periodic pension cost/(gain) (Note 14.5)	1,406,736	(4,237,718)	39,610,000	36,779,018	—	—	—	36,779,018
Work force reduction costs (Note 14.5)	4,651,582	2,694,286	134,208,621	141,554,489	—	—	—	141,554,489
Payments, contributions and refunds (Note 14.4)	(36,359,218)	65,427,236	(160,288,354)	(131,220,336)	—	—	—	(131,220,336)
Net actuarial losses (Note 14.6)	383,011,166	18,423,871	49,239,869	450,674,906	—	—	—	450,674,906
Transfer between pensions and salaries (Notes 14.1.1 and 14.1.3)	(70,112,300)	—	70,112,300	—	—	—	—	—
Unfunded obligations transferred to the Portuguese State (Note 14.1.1)	(1,021,676,397)	—	—	(1,021,676,397)	—	—	—	(1,021,676,397)

Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter (Note 2)	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Net periodic pension cost/(gain) (Note 14.5)	(717,051)	(1,771,580)	31,387,011	28,898,380	4,473,948	42,055	4,516,003	33,414,383
Work force reduction costs (Note 14.5)	(2,036)	180,552	32,434,698	32,613,214	—	—	—	32,613,214
Payments, contributions and refunds (Note 14.4)	(2,759,982)	5,327,015	(174,044,745)	(171,477,712)	(1,142,953)	(3,312)	(1,146,265)	(172,623,977)
Net actuarial losses (gains) (Note 14.6)	5,332,309	98,068,489	(31,603,105)	71,797,693	8,760,984	(21,057)	8,739,927	80,537,620
Foreign currency translation adjustments	—	—	—	—	(2,821,011)	(29,285)	(2,850,296)	(2,850,296)

Balance as at 31 December 2011	27,625,872	118,572,052	782,498,256	928,696,180	61,354,018	394,495	61,748,513	990,444,693

        Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

31 December 2011 and 2010, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

	2011	2010
	Euro
Plans with a deficit position:
Pensions	102,600,825	27,700,623
Healthcare	118,966,547	16,767,576
Salaries to pre-retired and suspended employees	782,498,256	924,324,397

	1,004,065,628	968,792,596

Plans with a surplus position:
Pensions	(13,620,935)	(1,927,991)

	(13,620,935)	(1,927,991)

	990,444,693	966,864,605

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.4.  Cash flows relating to post retirement benefit plans

        During the years ended 31 December 2011, 2010 and 2009, the payments and contributions regarding post retirement benefits were as follows:

	2011	2010	2009
	Euro
Portuguese operations
Pensions
Contributions to the funds (Note 14.1.1)	1,650,000	35,535,127	75,740,968
Payments of premiums to pre-retired and suspended employees (Note 14.1.1)	1,109,982	824,091	1,572,673

Sub total (Note 14.3)	2,759,982	36,359,218	77,313,641

Health care
Refunds (Note 14.1.2)	(23,291,856)	(84,309,869)	(26,240,462)
Payments of health care expenses (Note 14.1.2)	17,964,841	18,882,633	23,005,413

Sub total (Note 14.3)	(5,327,015)	(65,427,236)	(3,235,049)

Other payments
Payments of salaries to pre-retired and suspended employees (Notes 14.1.3 and 14.3)	174,044,745	160,288,354	174,374,456
Termination payments (Note 14.5)	3,816,660	3,958,763	2,712,743
Service cost related to liabilities transferred to the Portuguese State(i)	21,783,360	—
Payment to the Portuguese State related to the transfer of pension plans	—	100,000,000	—

Sub total	199,644,765	264,247,117	177,087,199

Brazilian operations
Contributions to the funds—pensions (Note 14.2)	13,249	—	—
Contributions to the funds—health care (Note 14.2)	3,312	—	—
Other payments (Note 14.2)	1,129,704	—	—

Sub total (Note 14.3)	1,146,265	—	—

	198,223,997	235,179,099	251,165,791

(i)
This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company's post retirement benefit plans that were transferred to the Portuguese State in December 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.5.  Post retirement benefit costs

        In 2011, 2010 and 2009, post retirement benefit costs and net work force reduction program costs were as follows:

	2011	2010	2009
	Euro
Post retirement benefits
Portuguese operations
Pension benefits (Notes 14.1.1 and 14.3)	(717,051)	1,406,736	40,472,520
Health care benefits (Notes 14.1.2 and 14.3)	(1,771,580)	(4,237,718)	1,857,000
Salaries (Notes 14.1.3 and 14.3)	31,387,011	39,610,000	47,301,000
Service cost related to liabilities tranferred to the Portuguese state(i)	25,112,665	1,430,820	—

Sub-total	54,011,045	38,209,838	89,630,520

Oi
Pension benefits (Note 14.2)	4,473,948	—	—
Health care benefits (Note 14.2)	42,055	—	—

Sub-total	4,516,003	—	—

Total post retirement benefits costs	58,527,048	38,209,838	89,630,520

Work force reduction and settlement costs(ii)
Pensions (Notes 14.1.1 and 14.3)	(2,036)	4,651,582	1,575,755
Health care (Notes 14.1.2 and 14.3)	180,552	2,694,286	—
Salaries (Notes 14.1.3 and 14.3)	32,434,698	134,208,621	10,516,161
Termination payments (Note 14.4)	3,816,660	3,958,763	2,712,743

	36,429,874	145,513,252	14,804,659

(i)
This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company's post retirement benefit plans that were transferred to the Portuguese State in December 2010.

(ii)
Work force reduction and settlement costs in 2010 include (1) a loss of Euro 7.5 million (Note 14.1.1) recognized as a result of the transfer of pension unfunded obligations to the Portuguese State, (2) an extraordinary amortization of prior years' service gains, amounting to Euro 3.1 million (Note 14.1.1), and (3) redundancy costs totalling Euro 141.1 million, which are mainly related to a redundancy programme approved in the end of 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.6.  Net actuarial losses (gains)

        In the years ended 31 December 2011, 2010 and 2009, the net actuarial losses (gains) (Notes 14.3 and 44.5) recorded in the Consolidated Statement of Comprehensive Income were as follows:

	2011	2010	2009
	Euro
Portuguese operations
Changes in actuarial assumptions
Pension benefits (Note 14.1.1)	(374,801)	345,774,504	52,082,837
Health care benefits (Note 14.1.2)	—	40,384,304	(60,661,145)
Salaries (Note 14.1.3)	(19,051,652)	55,628,537	6,917,844

Sub-total	(19,426,453)	441,787,345	(1,660,464)

Differences between actual data and actuarial assumptions
Pension benefits (Note 14.1.1)	5,707,110	37,236,662	(98,742,304)
Health care benefits (Note 14.1.2)	98,068,489	(21,960,433)	(57,716,646)
Salaries (Note 14.1.3)	(12,551,453)	(6,388,668)	(6,654,001)

Sub-total	91,224,146	8,887,561	(163,112,951)

Sub-total of Portuguese operations	71,797,693	450,674,906	(164,773,415)

Brazilian operations
Changes in actuarial assumptions (Note 14.2)	(27,925,403)	—	—
Differences between actual data and actuarial assumptions (Note 14.2)	108,090,478	—	—
Cap effect on recognition of plan assets (IFRIC 14)	(71,425,148)	—	—

Sub-total	8,739,927	—	—

Total (Notes 14.3 and 44.5)	80,537,620	450,674,906	(164,773,415)

        Net actuarial losses and gains regarding plans from Portuguese operations that are related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed in Note 14.1, as follows:

  •
  Net actuarial gains recognized in 2011 amounting to Euro 19 million correspond to the reduction of the salary increase rate for responsabilities with salaries payable to suspended and pre retired employees;

  •
  Net actuarial losses recognized in 2010 amounting to Euro 442 million relate primarily to the reduction in the discount rate (Euro 352 million) and an adjustment in the mortality tables (Euro 100 million);

  •
  Net actuarial gains recognized in 2009 amounting to Euro 2 million include primarily the impacts of the reduction in the discount rate (loss of Euro 99 million) and the changes in the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

    disability table (gain of Euro 39 million) and in the percentage of active employees with spouses as additional beneficiaries under the plan (gain of Euro 69 million).

        The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions regarding plans from Portuguese operations is as follows:

  •
  Net actuarial losses recognized in 2011 amounting to Euro 91 million include (1) a loss of Euro 98 million related to the difference between actual (-16.6%) and expected (+6.0%) return on plan assets,and (2) a gain of Euro 7 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations;

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

  •
  Net actuarial gains recognized in 2009 amounting to Euro 163 million relate mainly to the difference between actual (15.0%) and expected (6.0%) return on assets (Euro 179 million).

        Net actuarial losses recognized by Oi amounted to Euro 9 million in the nine months period between 31 March and 31 December 2011 and include (1) an actuarial gain of Euro 28 million related to the change in the actuarial assumptions described in Note 14.2, reflecting primarily the increase in the expected return on assets, (2) an actuarial loss of Euro 108 million resulting from differences between actual data and actuarial assumptions, and (3) an actuarial gain of Euro 71 million corresponding to the cap effect on recognition of plan assets (IFRIC 14).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.7.  Other disclosures

        The tables below include the present value of projected benefit obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. For all the plans mentioned above as at 31 December 2011, 2010, 2009, 2008, and 2007 and for the years then ended:

	2011	2010	2009	2008	2007
	Euro
Projected benefit obligations(i)	2,202,075,339	1,396,705,310	3,836,915,409	3,941,510,416	4,203,125,154
Plan assets at fair value(i)	(1,600,558,424)	(448,145,688)	(2,369,524,484)	(2,131,646,536)	(2,899,144,514)

Net unfunded obligations	601,516,915	948,559,622	1,467,390,925	1,809,863,880	1,303,980,640
Prior years' service gains	16,764,043	18,304,983	23,362,000	25,430,000	25,891,000
Cap effect on recognition of plan assets (IFRIC 14)	372,163,735	—	—	—	—

Responsibilities for post retirement benefits, net	990,444,693	966,864,605	1,490,752,925	1,835,293,880	1,329,871,640

(i)
The increase in these captions during the year ended 31 December 2011 is primarily explained by the proportional consolidation of Oi as from 31 March 2011. The decrease in the year ended 31 December 2010 relates mainly to the transfer of the defined benefit pension plans to the Portuguese State, as mentioned above.

	2011	2010	2009	2008	2007
	Euro
Changes in actuarial assumptions	(47,351,856)	441,787,345	(1,660,464)	(232,309,178)	(150,947,555)
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	91,855,502	(67,472,319)	15,523,139	26,821,855	(208,946,281)
Plan assets related	107,459,122	76,359,880	(178,636,090)	800,296,495	74,656,771
Cap effect on recognition of plan assets (IFRIC 14)	(71,425,148)	—	—	—	—

Total net actuarial losses (gains)	80,537,620	450,674,906	(164,773,415)	594,809,172	(285,237,065)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

15. Other costs, net

        Other costs in the years ended 31 December 2011, 2010 and 2009 amounted to Euro 33 mllion, Euro 141 million and Euro 46 million, respectively. In 2011, this caption includes primarily donations, fines and other penalties and the write-off of certain tangible fixed assets. The higher expenses recorded in 2010 as compared to both years 2011 and 2009 relates mainly to the following non-recurring items recognized in the third quarter of 2010: (1) non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 42) that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions; and (2) expenses incurred in the third quarter of 2010 for services rendered in relation to the acquisition of the investment in Oi Group (Euro 25 million).

16. Net interest expenses

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Interest expense
Related to loans obtained and financial instruments	638,279,821	282,729,191	257,997,581
Other	1,159,137	1,424,231	5,930,533
Interest income
Related to cash, short-term investments and financial instruments	(335,443,333)	(79,815,461)	(31,390,045)
Other	(6,880,952)	(19,293,026)	(5,046,914)

	297,114,673	185,044,935	227,491,155

        In 2011, the increase in net interest expenses is primarily explained by the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, amounting to Euro 175 million (Note 2.b). Excluding for this effect, net interest expenses would have amounted to Euro 122 million in 2011, a reduction of Euro 63 million as compared to Euro 185 million in 2010, reflecting (1) the interest income recognized in the first quarter of 2011 resulting from cash deposits in Brazilian Reais that were used to pay the investments in Oi and Contax on 31 March 2011, and (2) the interest income related to the present value of the receivable from Telefónica regarding the disposal of Vivo. These effects more than offset the impact of the increase in the average net debt from Portuguese operations.

        The decrease in net interest expenses in 2010, as compared to 2009, is primarily explained by (1) a reduction in average net debt, following the first installment received from Telefónica in September 2010 related to the disposal of the 50% stake in Brasilcel, and (2) the financial effect on the outstanding receivables from Telefónica in connection with this transaction, which explains the increase in other interest income. These effects were partially offset by an increase in average cost of debt.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

17. Net foreign currency exchange losses

        Net foreign currency exchange losses in the years ended 31 December 2011, 2010 and 2009 amounted to Euro 18 million, Euro 7 million in 2010 and 0.2 million, respectively. The increase occurred in 2011 refects primarily the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 16 million), the losses of which mainly relate to the impact of the depreciation of the Brazilian Real against the US Dollar on Oi's gross debt denominated in US Dollars that is not hedged through currency swaps or cash applications (Note 45). In addition, Oi's contribution to this caption includes gains on currency swaps which offset net foreign exchange losses related to the US Dollar debt that is hedged through those currency swaps.

18. Net gains on financial assets and other investments

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Derivative financial instruments (Note 45)	(586,752)	(740,501)	(5,814,792)
Real estate investments	308,619	(792,832)	(940,220)
Other, net	(299,604)	(326,954)	(1,312,556)

	(577,737)	(1,860,287)	(8,067,568)

19. Net other financial expenses

        The composition of this caption in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Bank commissions and expenses(i)	60,734,765	25,952,241	26,006,598
Other(ii)	46,667,710	7,348,289	9,708,953

	107,402,475	33,300,530	35,715,551

(i)
The increase in this caption in 2011 relates mainly to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 24 million, and to a higher level of bank commissions at Portuguese operations.

(ii)
The increase in this caption in 2011 reflects primarily (1) the financial taxes paid in Brazil during the first quarter of 2011 in connection with the transfer of funds for Portugal Telecom's investment in Oi (Euro 14 million), and (2) the impact of the proportional consolidation of Oi and Contax, amounting to Euro 29 million. These effects were partially offset by a gain of Euro 2 million (Note 38.2) recognized in 2011 corresponding to the difference between the nocional value and the acquisition price of own bonds acquired during the fourth quarter of 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes

        As from 1 January 2010, following a change in Portuguese tax legislation occurred in the second quarter of 2010, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a 2.5% state surcharge applicable to taxable income in excess of Euro 2.0 million. Prior to this change, the 2.5% state surcharge did not exist and, consequently, the maximum aggregate income tax rate was approximately 26.5%.

        For the years 2012 and 2013, following a change in Portuguese tax legislation occurred in December 2011, the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million and at the rate of 5.0% on taxable income in excess of Euro 10.0 million, resulting in a maximum aggregate tax rate of approximately 31.5%.

        Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law.

        Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income tax at a nominal rate of 34%.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2011, considering the provisions recognised by the Company (Note 42).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

20.1.  Deferred taxes

        During the years ended 31 December 2011 and 2010, the movements in deferred tax assets and liabilities were as follows:

			Increases and reductions		Change in tax rate(ii)
	Balance 31 Dec 2010	Changes in the consolidation perimeter(i)	Net income	Other reserves and accumulated earnings	Net income	Other reserves and accumulated earnings	Foreign currency translation adjustments(iii)	Transfers and other movements	Balance 31 Dec 2011
	Euro
Deferred tax assets
Accrued post-retirement liability	472,135,250	21,448,786	(164,300,412)	20,927,603	41,889	6,930	(1,043,629)	1,365,962	350,582,379
Tax losses carryforward(iv)	—	187,473,960	125,252,556	—	—	—	(8,897,134)	3,485,308	307,314,690
Provisions and adjustments	58,844,838	364,043,889	(22,455,814)	—	3,339,208	—	(15,972,732)	(6,050,765)	381,748,624
Additional contribution to pension funds	92,519,047	—	(6,694,075)	—	—	—	—	(1,475,923)	84,349,049
Financial instruments	4,439,337	—	(139,606)	195,139	(157,240)	(94,045)	—	(89,117)	4,154,468
Other	25,136,726	72,386,750	(6,832)	385,301	(77,632)	—	(5,113,147)	21,633	92,732,799

	653,075,198	645,353,385	(68,344,183)	21,508,043	3,146,225	(87,115)	(31,026,641)	(2,742,903)	1,220,882,009

Deferred tax liabilities
Fair value adjustments on purchase price allocations(v)	—	869,597,942	(56,382,455)	—	—	—	(37,543,832)	111,981	775,783,636
Revaluation of fixed assets	228,412,010	—	(14,406,175)	(31,541,890)	—	—	—	—	182,463,945
Gains on disposals of investments	1,622,117	—	(280,394)	—	—	—	—	—	1,341,723
Financial instruments	15,143,542	—	—	—	—	(857,181)	—	—	14,286,361
Other(vi)	66,419,668	3,047,935	17,950,762	1,137,324	977,616	—	(9,688,664)	(1,263,078)	78,581,563

	311,597,337	872,645,877	(53,118,262)	(30,404,566)	977,616	(857,181)	(47,232,496)	(1,151,097)	1,052,457,228

		(227,292,492)	(15,225,921)	51,912,609	2,168,609	770,066	16,205,855	(1,591,806)

(i)
Changes in the consolidation perimeter include (1) the impact of the proportional consolidation of deferred tax assets and liabilities from Oi and Contax, amounting to Euro 658 million and Euro 873 million (Note 2.b), respectively, totaling a net amount of Euro 215 million, and (2) the net effect of Euro 12 million related to the deferred tax assets from Dedic/GPTI, which were fully consolidated until 30 June 2011, amounting to Euro 22 million (Note 2.b), and proportionally consolidated as from that date following the integration in Contax.

(ii)
This caption corresponds mainly to the impact resulting from the increase in the statutory tax rate applicable in Portugal for the years ended 31 December 2012 and 2013, as mentioned above.

(iii)
Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011.

(iv)
This caption includes tax losses carryforward from Portugal Telecom (Euro 116 milllion), Oi (Euro 203 million) and Contax (Euro 13 million). Portugal Telecom's tax losses carryforward, which were generated in 2011, have a maturity of five years and can only be used up to a limit of 75% of taxable profits for each period. Tax losses carryforward of Oi and Contax, which were generated mainly in previous years, have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

(v)
As at 31 December 2011, this caption includes primarily the tax effects on: (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 293 million); and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investments in Oi and Contax completed in March 2011 (Euro 483 million).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

(vi)
Other deferred tax liabilities as at 31 December 2011 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 49 milllion.

			Increases and reductions		Change in tax rate(ii)
	Balance 31 Dec 2009	Changes in the consolidation perimeter (Note 21)(i)	Net income(ii)	Other reserves and accumulated earnings	Net income(ii)(iii)	Other reserves and accumulated earnings	Foreign currency translation adjustments(iv)	Transfers and other movements	Balance 31 Dec 2010
	Euro
Deferred tax assets
Accrued post-retirement liability	395,049,525	—	(7,683,306)	112,672,609	(979,097)	(26,924,481)	—	—	472,135,250
Tax losses carryforward	211,674,665	(199,926,955)	(29,986,431)	—	—	—	18,238,721	—	—
Provisions and adjustments	123,278,281	(82,680,665)	8,382,717	—	3,143,037	—	6,786,636	(65,168)	58,844,838
Additional contribution to pension funds	124,179,032	—	(30,611,749)	—	(1,048,236)	—	—	—	92,519,047
Financial instruments	1,114,304	—	3,343,070	(18,037)	—	—	—	—	4,439,337
Other	164,215,321	(149,710,535)	(7,315,930)	—	(277,578)	—	13,613,254	4,612,194	25,136,726

	1,019,511,128	(432,318,155)	(63,871,629)	112,654,572	838,126	(26,924,481)	38,638,611	4,547,026	653,075,198

Deferred tax liabilities
Revaluation of fixed assets	258,470,817	—	(15,782,658)	—	—	(14,181,908)	—	(94,241)	228,412,010
Gains on disposals of investments	2,050,322	—	(322,381)	—	(105,824)	—	—	—	1,622,117
Financial instruments(v)	—	—	—	15,143,542	—	—	—	—	15,143,542
Other(vi)	222,591,195	(134,494,091)	(43,609,089)	720,691	508,561	(23,354)	20,008,228	717,527	66,419,668

	483,112,334	(134,494,091)	(59,714,128)	15,864,233	402,737	(14,205,262)	20,008,228	623,286	311,597,337

		(297,824,064)	(4,157,501)	96,790,339	435,389	(12,719,219)	18,630,383	3,923,740

(i)
Changes in the consolidation perimeter correspond to 50% of Vivo's deferred tax assets and liabilities following the completion of the disposal of the 50% stake in Brasilcel in September 2010.

(ii)
Changes in deferred taxes recorded through net income were split between continuing and discontinued operations amounting to a gain of Euro 24,867,108 and an expense of Euro 28,589,220, respectively.

(iii)
The impacts on net income resulting from changes in tax rate correspond primarily to the revision of the tax rate applicable for certain companies located in Portugal, namely related to the above mentioned increase in the statutory tax rate in Portugal and to the decrease in the tax rate applicable for certain companies that are expected to present tax losses in the following years.

(iv)
Foreign currency translation adjustments relate primarily to the impact of the appreciation of the Brazilian Real against the Euro up to the completion of the disposal of the 50% stake in Brasilcel.

(v)
The increase in this caption corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007 (Note 38), which was recognized as a result of changes occurred in the Portuguese tax legislation in 2010.

(vi)
Other deferred tax liabilities correspond primarily to the tax effect on unpaid dividends from associated companies.

        As at 31 December 2011 and 2010, total deferred tax assets include respectively Euro 628 million and Euro 19 million from foreign countries, and total deferred tax liabilities include respectively Euro 852 million and Euro 64 million from foreign countries. As at 31 December 2011, deferred tax assets and liabilities from foreign countries were primarily related to Oi and Contax.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

20.2.  Reconciliation of income tax

        The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Income before taxes	531,108,556	332,166,117	892,614,169
Statutory tax rate	29.0%	29.0%	26.5%

	154,021,481	96,328,174	236,542,755
Difference in tax rates(i)	(29,347,432)	(8,276,417)	4,846,141
Permanent differences(ii)	21,049,235	34,336,554	(56,782,000)
Adjustments to the income taxes of previous years(iii)	(32,100,361)	(3,697,527)	6,541,389
Tax incentives obtained by Oi	(10,817,261)	—	—
Increases and reductions in provisions for income tax contingencies (Note 42)	7,559,759	13,795,652	(1,434,464)
Change in tax rate(iv)	(2,168,608)	(435,389)	—
Gain resulting from a reduction in deferred tax liabilities(v)	—	(59,045,199)	—
Recognition and reversal of tax losses from previous periods by certain foreign companies	—	4,520,000	(3,823,664)

	108,196,813	77,525,848	185,890,157

Income tax(vi)
Income tax-current	95,139,501	102,392,956	111,333,541
Deferred taxes	13,057,312	(24,867,108)	74,556,616

	108,196,813	77,525,848	185,890,157

(i)
This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations. The increase in this caption in 2011 reflects primarily (1) lower taxable losses from PT Comunicações, which uses a 25% tax rate that is lower than the statutory 29%, and (2) Oi's taxable losses that were proportionally consolidated as from 1 April 2011, leading to an increase in this caption as the Brazilian tax rate of 34% is higher that the Portuguese statutory tax rate of 29%. The change in this caption from 2009 to 2010 reflects basically the effect of higher taxable losses from PT Comunicações in 2010.

(ii)
The reduction in this caption in 2011 is primarily explained by (1) lower non-deductible interest expenses for tax purposes, and (2) non-recurring losses recognised on investments in associated companies in the third quarter of 2010, as mentioned in Note 34, which were non-deductible for tax purposes. The change in this caption from 2009 to 2010 is primarily explained by (1) the effect of the non-taxable capital gain recognized in 2009 in relation to the disposal of the equity investement in Médi Télécom (Note 34), and (2) the above mentioned non-deductible expenses recorded in 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

(iii)
In 2011, based on favourable legal court decisions, Portugal Telecom recognized a receivable from tax authorities of Euro 13 million related to the municipal tax of 1,5% paid in excess in previous years.

(iv)
This caption corresponds primarily to the changes in the Portuguese statutory tax rate described above that occurred in 2011 and 2010. In 2010, the maximum aggregate tax rate applicable in Portugal increased from 26.5% to 29% for companies with expected taxable profits higher than Euro 2 million and therefore deferred taxes of certain domestic companies were adjusted for, resulting in a gain of Euro 0.4 million. As from January 2012, the maximium aggregate statutory tax rate applicable in Portugal increased to 31.5% and, consequently, deferred taxes of Portuguese companies were adjusted for, resulting in a gain of Euro 2 million.

(v)
The gain recorded in 2010 resulted from the decrease in deferred tax liabilities related to unpaid dividends from foreign equity investments, following a reduction in the estimated applicable tax rate, as Portugal Telecom decided to transfer the headquarters of the holding company of those investments to Madeira, where the tax rate applicable to dividends received from foreign operations is lower than in continental Portugal.

(vi)
The increase in income taxes in the year ended 31 December 2011, as compared to 2010, is primarily explained by (1) the above mentioned Euro 59 million tax gain recorded in 2010, and (2) the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, amounting to Euro 7 million (Note 2.b). The reduction in the year ended 31 December 2010, as compared to 2009, reflects mainly (1) the Euro 59 million gain recorded in 2010 and (2) the impact of lower taxable earnings mainly due to higher work force reduction and other costs in 2010.

21. Discontinued operations

        In 2010, Vivo was classified as a discontinued operation following the agreement reached between Portugal Telecom and Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to Portugal Telecom's former mobile business in Brazil was restated to be presented as a discontinued operation. The sale was agreed for a total consideration of Euro 7,500 million, of which Portugal Telecom received Euro 4,500 million on 27 September 2010, Euro 1,000 million on 30 December 2010 and Euro 2,000 million on 31 October 2011, in accordance with the terms of the agreement with Telefónica.

        Portugal Telecom recognized a net gain of Euro 5,423 million (Note 1) in connection with the sale of Vivo, which includes: (1) Euro 4,390 million corresponding to the difference between the total consideration agreed with Telefónica (Euro 7,500 million) and the carrying value of the investment in Brasilcel on the date of the disposal (Euro 3,110 million); (2) Euro 1,134 million corresponding to the cumulative foreign currency translation adjustments transferred to net income; (3) Euro 47 million related to the difference between the outstanding amounts due by Telefónica as at 27 September 2010 (Euro 3,000 million) and the respective present value (Euro 2,953 million); and (4) Euro 54 million related to legal and financial advisory fees and other costs related to the sale. In accordance with Portuguese tax legislation, the capital gain obtained with the disposal of Vivo is not taxable.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

21. Discontinued operations (Continued)

        Net income from discontinued operations in 2010 includes (1) the gain of Euro 5,423 million recognized on the sale, as explained above, (2) Portugal Telecom's 50% stake of Vivo's net income before non-controlling interests up to the conclusion of the sale of this business (Euro 110 million), and (3) positive foreign currency translation adjustments ("CTA's") transferred to net income prior to the sale (Euro 32 million), following share capital reductions undertaken by Brasilcel in 2010. The detail of net income from discontinued operations for the years ended 31 December 2010 and 2009 is as follows:

	2010	2009
	Euro
Net gain recorded in connection with the disposal of Brasilcel
Capital gain	4,389,916,509	—
CTA's transferred to net income following the sale	1,134,159,099	—
Impact of the present value of the receivable from Telefónica	(46,753,264)	—
Costs related to the sale	(54,281,187)	—

	5,423,041,157	—
Net income before non-controlling interests of Vivo	110,444,523	60,858,300
CTA's transferred to net income following share capital reductions	31,940,853	21,603,864

Net income from discontinued operations	5,565,426,533	82,462,164

        Vivo's results (Portugal Telecom's 50% share) in 2010, up to the conclusion of the sale of this business, and in the year ended 31 December 2009 were as follows:

	2010	2009
	Euro
Revenues	2,593,095,228	3,138,075,094

Costs:
Wages and salaries	150,109,495	160,957,440
Direct costs	545,450,454	613,445,841
Commercial costs	555,099,483	721,675,466
Depreciation and amortization (Notes 36 and 37)	530,428,173	719,336,521
Other costs	567,996,080	700,353,327

Total costs	2,349,083,685	2,915,768,595

Income before financial results and taxes	244,011,543	222,306,499
Financial losses	38,752,802	113,236,843

Income before income taxes	205,258,741	109,069,656
Income taxes	94,814,218	48,211,356

Net income	110,444,523	60,858,300

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

21. Discontinued operations (Continued)

        Assets and liabilities related to discontinued operations on the date of disposal were as follows:

2010
Euro
Assets:
Current assets	1,456,657,504
Intangible assets (Note 36)	3,115,051,129
Tangible assets (Note 37)	1,271,300,163
Deferred taxes (Note 20)	432,318,155
Other non-current assets	299,323,133

Total assets	6,574,650,084

Liabilities:
Current liabilities	1,344,666,287
Medium and long-term debt	764,475,652
Deferred taxes (Note 20)	134,494,091
Other non-current liabilities	171,516,849

Total liabilities	2,415,152,879

Equity excluding non-controlling interests	3,110,083,492
Non-controlling interests (Note 22)	1,049,413,713

Total equity	4,159,497,205

Total liabilities and shareholders' equity	6,574,650,084

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

21. Discontinued operations (Continued)

        Cash flows from discontinued operations include (1) the proceeds, net of related expenses, obtained with the disposal of the 50% stake in Brasilcel, which are classified as cash flows from investing activities, (2) Portugal Telecom's 50% share of Vivo's cash flows, and (3) amounts received by PT Móveis regarding share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are also classified as cash flows from investing activities. The detail of cash flows from investing activities relating to discontinued operations is as follows:

	2011	2010	2009
	Euro
Disposal of the 50% stake previously held by Portugal Telecom(i)	2,000,000,000	5,474,967,956	—
Share capital reductions at Brasilcel(ii)	—	89,935,775	73,338,220
Proportional consolidation of Vivo's cash flows from investing activities	—	(191,295,243)	(374,323,574)

Cash flows from investing activities	2,000,000,000	5,373,608,488	(300,985,354)

(i)
This caption includes the first and second instalments received from Telefónica in 2010, totalling Euro 5,500 million (Note 1), net of expenses paid in connection with the sale, and the third and last instalment received from Telefónica in 2011, amounting to Euro 2,000 million (Note 1).

(ii)
This caption corresponds to cash receipts resulting from share capital reductions undertaken by Brasilcel in 2010 prior to the sale of this investment and in 2009, which are included in Vivo's cash flows from financing activities, as detailed below.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

21. Discontinued operations (Continued)

        Portugal Telecom's 50% share of the cash flows of Vivo in 2010, up to the conclusion of the sale of this business, and in the year ended 31 December 2009 is as follows:

	2010	2009
	Euro
OPERATING ACTIVITIES
Collections from clients	2,893,087,731	3,460,315,478
Payments to suppliers	(1,863,175,077)	(2,203,235,794)
Payments to employees	(152,705,823)	(166,882,518)
Payments relating to income taxes	(25,099,067)	(23,362,326)
Payments relating to indirect taxes and other	(249,074,381)	(220,595,115)

Cash flows from operating activities	603,033,383	846,239,725

INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529	27,648,483
Other investing activities	5,616,759	12,861,648

	16,966,288	40,510,131

Payments resulting from:
Financial investments	(207,313,414)	—
Tangible and intangible assets	—	(411,097,814)
Other investing activities	(948,117)	(3,735,891)

	(208,261,531)	(414,833,705)

Cash flows from investing activities	(191,295,243)	(374,323,574)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466	353,878,572
Increases in share capital and paid-in surplus	—	13,455,882
Other financing activities	3,299,354	30,329,429

	175,877,820	397,663,883

Payments resulting from:
Loans repaid	(336,418,441)	(775,524,360)
Interest and related expenses	(74,696,080)	(179,054,648)
Dividends	(32,706,668)	(47,914,412)
Share capital reductions	(89,935,775)	(73,338,220)

	(533,756,964)	(1,075,831,640)

Cash flows from financing activities	(357,879,144)	(678,167,757)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

22. Non-controlling interests

        During the years ended 31 December 2011 and 2010, the movements in non-controlling interests were as follows:

	Balance 31 Dec 2010	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2011
	Euro
Oi(ii)	—	691,389,420	11,708,462	(86,347,388)	(26,934,659)	(7,711,255)	582,104,580
Africatel(iii)	62,454,852	(6,250,000)	28,237,819	—	(578,824)	—	83,863,847
MTC	78,575,740	—	21,138,739	(20,146,905)	(12,924,882)	—	66,642,692
Contax(ii)	—	126,125,770	(1,597,578)	(8,834,558)	(5,709,371)	417,494	110,401,757
Cabo Verde Telecom	43,168,760	—	12,279,048	(14,169,848)	—	628	41,278,588
Timor Telecom	11,574,144	—	8,156,575	(7,501,544)	261,652	384	12,491,211
CST(iv)	2,256,337	5,352,320	510,800	—	—	—	8,119,457
LTM	1,813,427	—	1,221,136	(1,106,157)	390,330	—	2,318,736
Kenya Postel Directories	1,677,597	—	419,995	(693,756)	(29,838)	—	1,373,998
Previsão	577,919	—	(80,949)	—	—	45	497,015
Dedic(v)	9,932,141	(7,851,519)	(1,314,431)	—	(766,191)	—	—
Other	4,665,656	—	3,102,895	(2,266,000)	(183,623)	325,500	5,644,428

	216,696,573	808,765,991	83,782,511	(141,066,156)	(46,475,406)	(6,967,204)	914,736,309

(i)
Foreign currency translation adjustments are primarily explained by the impacts of the depreciation of the Brazilian Real and Namibian Dollar against the Euro in 2011.

(ii)
The movements in Oi and Contax under the caption "Acquisitions (disposals) and share capital increases (reductions)" include primarily Euro 816 million corresponding to its non-controlling interests as at 31 March 2011 (Note 2.b), the date the investments in these companies were proportionally consolidated for the first time. The movement in Oi under the caption "Dividends", amounting Euro 86 million, relates to a share distribution and redemption of Brasil Telecom shares (Notes 1 and 43).

(iii)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

(iv)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" relates to the share of non-controlling interests in a share capital increase undertaken by this company.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

22. Non-controlling interests (Continued)

(v)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" resulted from the Contax transaction concluded on 1 July 2011 (Note 1), following which this company was integrated in Contax.

	Balance 31 Dec 2009	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2010
	Euro
Brasilcel(ii)	906,925,980	(1,049,413,713)	61,299,227	—	81,188,506	—	—
Africatel(iii)	23,710,534	(7,363,103)	33,865,108	—	11,985,478	256,835	62,454,852
MTC	67,246,405	—	24,874,186	(27,926,299)	14,381,448	—	78,575,740
Cabo Verde Telecom	52,146,099	—	14,169,848	(22,818,501)	—	(328,686)	43,168,760
Timor Telecom	9,082,848	—	8,037,518	(6,141,784)	595,548	14	11,574,144
CST	2,188,308	—	448,446	(410,351)	29,934	—	2,256,337
LTM	1,572,039	—	1,049,728	(858,612)	95,996	(45,724)	1,813,427
Kenya Postel Directories	1,512,151	—	863,894	(719,634)	(4,208)	25,394	1,677,597
Previsão	759,283	—	(181,409)	—	—	45	577,919
Dedic(iv)	—	8,666,366	250,722	—	1,010,553	4,500	9,932,141
Other	3,991,565	—	3,194,567	(2,608,539)	52,864	35,199	4,665,656

	1,069,135,212	(1,048,110,450)	147,871,835	(61,483,720)	109,336,119	(52,423)	216,696,573

(i)
Foreign currency translation adjustments relate primarily to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)
The movement in Brasilcel under the caption "Acquisitions (disposals) and share capital increases (reductions)" corresponds to Vivo's non-controlling interests as of the date this business was disposed of (Note 21).

(iii)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

(iv)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" resulted from the acquisition of GPTI, as the purchase price included the issuance of shares of Dedic corresponding to a 12.5% stake (Note 2.b).

23. Dividends

        On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008. Accordingly, dividends amounting to Euro 503,626,688 (Note 47.k) were paid in 2009.

        On 16 April 2010, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to the fiscal year 2009. Accordingly, dividends amounting to Euro 503,626,688 (Note 47.k) were paid in May 2010.

        In addition, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company paid to its shareholders in December 2010 an advance over 2010 profits totalling Euro 875,872,500 (Note 47.k), equivalent to a dividend of 1 Euro per share.

        The advance over 2010 profits mentioned above was paid under a new shareholder remuneration policy announced by Portugal Telecom following the disposal of the stake previously held in Brasilcel and in anticipation of the proposed investment in Oi Group, which was completed on 28 March 2011. This policy includes: (1) an extraordinary dividend per share of Euro 1.65 related to the year 2010, of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

23. Dividends (Continued)

which Euro 1.00 per share was paid in December 2010 and the remaining Euro 0.65 cents was paid in June 2011; and (2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, the first of which was approved at the Annual Shareholders' Meeting held on 6 May 2011 and the second will be subject to Annual Shareholders' Meeting approval in April 2012.

        On 6 May 2011, as mentioned above, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in 2011, Portugal Telecom paid a total amount of Euro 1,117,987,321 (Note 47.k).

        On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, which was paid on 4 January 2012, totalling Euro 184,799,868 (Note 43).

        Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom's shares adjusted by treasury shares recognized in the Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom's 25,3% interest in its own 64,557,566 shares acquired by Telemar.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

24. Earnings per share

        Earnings per share for the years ended 31 December 2011, 2010 and 2009 were computed as follows:

		2011	2010	2009
		Euro
Income from continuing operations, net of non-controlling interests	(1)	339,129,232	168,067,661	644,866,965
Income from discontinued operations, net of non-controlling interests	(2)	—	5,504,127,306	39,867,178

Net income attributable to equity holders of the parent	(3)	339,129,232	5,672,194,967	684,734,143
Financial costs related to exchangeable bonds (net of tax)	(4)	30,138,517	28,631,462	30,153,400

Net income considered in the computation of the diluted earnings per share	(5)	369,267,749	5,700,826,429	714,887,543

Weighted average common shares outstanding in the period(i)	(6)	864,161,921	875,872,500	875,872,500
Effect of the exchangeable bonds(ii)		74,833,069	64,655,173	64,655,173

	(7)	938,994,990	940,527,673	940,527,673

Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.39	0.19	0.74
Diluted	[(1)+(4)]/(7)	0.39	0.19	0.72
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	—	6.28	0.05
Diluted	(2)/(7)	—	5.85	0.04
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.39	6.48	0.78
Diluted	(5)/(7)	0.39	6.06	0.76

(i)
Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom's 25.3% stake in its own 64,557,566 shares acquired by Telemar Norte Leste in 2011, under the strategic partnership between Portugal Telecom and Oi (Note 1).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

24. Earnings per share (Continued)

(ii)
Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007. The change in this caption in 2011 relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in December 2010 and June 2011.

25. Short-term investments

        This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. The increase in this caption relates mainly to the proportional consolidation of short-term investments of Oi and Contax as from 31 March 2011, amounting to Euro 192 million (Note 2.b), which include primarily exclusive investment funds and private securities. All investment funds in which TNL and its subsidiaries invest are exclusive funds of the Oi Group and include primarily (1) overnight operations and bank certificates of deposit, which are classified as cash and cash equivalents, and (2) government securities, bonds, time deposits and private securities, which are classified as short-term investments.

26. Accounts receivable—trade

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Current accounts receivable—trade:
Accounts receivable from customers	1,543,084,044	1,165,301,965
Unbilled revenues	430,570,934	212,658,107

Sub-total	1,973,654,978	1,377,960,072
Adjustments for doubtful accounts receivable—trade (Note 42)	(393,320,226)	(323,931,472)

	1,580,334,752	1,054,028,600

        The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 745 million as at 31 March 2011, partially offset by a reduction in trade receivables at Portuguese operations.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

27. Accounts receivable—other

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Current accounts receivable—other
Receivables from related parties(i)	130,877,171	254,607,148
Accrued interest income	25,000,067	37,429,783
Advances to suppliers(ii)	81,858,366	25,720,865
Receivable from Telefónica(iii)	—	1,967,387,207
Other(ii)	113,106,336	62,795,219

Sub-total	350,841,940	2,347,940,222
Adjustments for other current accounts receivable (Note 42)	(18,206,544)	(17,844,605)

	332,635,396	2,330,095,617

Non-current accounts receivable—other
Other non-current accounts receivable	38,993,769	17,661,730
Adjustments for other non-current accounts receivable (Note 42)	(16,897,769)	—

	22,096,000	17,661,730

(i)
This caption includes primarily dividends receivable from Portugal Telecom's associated company Unitel (Note 34). In 2010, Unitel attributed dividends to Portugal Telecom totalling US$332.5 million, including (1) a dividend of US$175 million (Note 47.g) related to the 2009 earnings, the distribution of which was approved at the General Meeting of Shareholders of Unitel held in June 2010, and (2) a dividend of US$157.5 million related to the distribution of free reserves, which was approved at a General Meeting of Shareholders held in December 2010. As at 31 December 2010, both amounts were outstanding, equivalent to Euro 249 million (Note 48), while as at 31 December 2011 only the dividend related to the distribution of free reserves was outstanding, equivalent to Euro 122 million (Note 48), as the dividend related to the 2009 was paid during 2011.

(ii)
The increase in these captions is primarily explained by the impact of the proportional consolidation of Oi and Contax.

(iii)
As at 31 December 2010, this caption corresponds to the present value of the Euro 2,000 million outstanding receivable from Telefónica in connection with the disposal of the 50% stake in Brasilcel, which was received on 31 October 2011, as explained in Note 21.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

28. Inventories

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Merchandise(i)	130,220,482	98,466,392
Raw materials and consumables	39,112,533	41,162,690
Work in progress	5,674,684	8,631,552

Sub-total	175,007,699	148,260,634
Adjustments for obsolete and slow-moving inventories (Note 42)	(41,500,732)	(46,744,879)

	133,506,967	101,515,755

(i)
The increase in this caption is primarily explained by merchandise from Oi that was proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 13 million. As at 31 December 2011 and 2010, this caption includes mainly mobile terminal equipments and fixed telephones, modems (internet access through ADSL), and set-top boxes from the telecommunications business in Portugal.

29. Taxes receivable and payable

        As at 31 December 2011 and 2010, this caption consists of:

	2011		2010
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes
Operations in Portugal
Value-added tax	6,996,958	28,968,767	16,788,500	12,166,324
Income taxes	60,941,922	2,553,152	6,556,347	3,051,817
Personnel income tax witholdings	—	9,127,657	—	2,512,405
Social Security Contributions	—	9,972,843	—	7,395,470
Other	—	591,375	—	443,307

	67,938,880	51,213,794	23,344,847	25,569,323
Taxes in foreign countries	306,561,520	360,563,083	14,200,474	31,841,517

	374,500,400	411,776,877	37,545,321	57,410,840

Non-current taxes
Taxes in foreign countries	56,406,992	314,374,825	267,622	3,805,301

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

29. Taxes receivable and payable (Continued)

        The increase in total taxes receivable and payable is basically explained by the impact of the proportional consolidation of Oi and Contax as from 31 March 2011, the receivables and payables of which were included under the captions "Taxes in foreign operations".

        As at 31 December 2011 and 2010, the composition of the captions "Taxes in foreign countries" is as follows:

	2011		2010
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes:
Indirect taxes(i)	165,314,829	85,147,046	—	121,175
Income taxes	88,810,848	81,578,785	5,905,999	20,631,947
Brazilian tax financing program(ii)	—	11,505,141	—	—
Other(iii)	52,435,843	182,332,111	8,294,475	11,088,395

	306,561,520	360,563,083	14,200,474	31,841,517

Non-current taxes:
Brazilian tax financing program(ii)	—	113,205,688	—	—
Indirect taxes(i)	49,037,024	43,001,813	—	—
Other(iv)	7,369,968	158,167,324	267,622	3,805,301

	56,406,992	314,374,825	267,622	3,805,301

(i)
Indirect taxes relate mainly to State Value Added Tax (ICMS). Non-current recoverable State VAT (ICMS) arises mostly from credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Brazilian tax legislation.

(ii)
These captions relate to taxes payable by Oi and Contax in connection with tax refinancing programs in force in Brazil, under which companies enrolled a substantial portion of their debt to the National Treasury and the National Social Security Institute ("INSS") past due up to 30 November 2008. Taxes due under these programs include mainly Pis (Social Integration Programme) and Cofins (Contribution to the Financing of Social Security), income taxes, IOF (tax on financial transactions) and CPMF (tax on banking transactions). In accordance with the terms of these programs, companies are required to pay monthly instalments, mainly up to 2024, and may be excluded from the plan if they fail to make such payments on due date for a specific number of times.

(iii)
Other current taxes payable as at 31 December 2011 relate primarily to (1) the federal taxes Pis and Cofins, (2) Fust (fund to improve the general access to telecommunications services) and Funttel (National Telecommunications Fund) fees and (3) social charges due to the Brazilian social security system.

(iv)
Other non-current taxes payable as at 31 December 2011 include primarily taxes for which payment is suspended, in accordance with Brazilian tax legislation.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

30. Prepaid expenses

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Marketing and publicity expenses paid in advance	18,141,381	6,366,138
Interest paid in advance	13,704,800	1,944,918
Rentals	7,480,934	5,984,088
Maintenance and repairs	6,038,091	5,881,592
Telephone directories	2,764,781	4,661,786
Other	25,454,341	14,779,277

	73,584,328	39,617,800

        The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi.

31. Judicial deposits

        Oi and Contax have several legal proceedings, including civil, labor and tax contingencies (Note 42.2), for which, in accordance with Brazilian law, companies are required, in certain situations, to make judicial deposits or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

        Current and non-current judicial deposits of Oi and Contax that were proportionally consolidated for the first time as at 31 March 2011 amounted to Euro 208 million (Note 2.b) and Euro 776 million (Note 2.b), respectively, totaling Euro 984 million. As at 31 December 2011, judicial deposits totaled Euro 1,084 million, as follows:

2011
Euro
Judicial deposits
Civil	640,543,088
Tax	216,079,532
Labor	196,017,480
Court-blocked deposits	31,443,063

1,084,083,163

Current	229,321,275
Non-current	854,761,888

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

32. Other current and non-current assets

        As at 31 December 2011 and 2010, these captions are as follows:

	2011	2010
	Euro
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	37,124,881	24,558,468
Other	3,903,448	1,088,533

	41,028,329	25,647,001

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	95,849,637	273,592,641
Other(i)	36,860,417	1,048,115

	132,710,054	274,640,756

(i)
The increase in this caption relates mainly to the proportional consolidation of Oi.

        As explained in Note 3.l.viii, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable by the same amount relating to the sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity and Portugal Telecom has issued letters of credit under these transactions (Note 46). During the year ended 31 December 2011, the Company agreed with the other parties to these arrangements to early terminate several of these QTE transactions, which explains the reduction in the related non current receivables and payables. As a result of the termination of these contracts, the Company did not incur in material costs (Note 43).

33. Non-current assets and liabilities held for sale

        In December 2010, Portugal Telecom reached an agreement with a third party for the disposal of its 28.78% stake in UOL for a total amount of R$ 356 million (Euro 160.4 million at the exchange rate prevailing at year-end), following which the investment in UOL as at 31 December 2010 was adjusted to its recoverable amount, corresponding to the amount to be obtained with this sale, and was classified as a non-current asset held for sale. Upon the closing of this transaction on 27 January 2011, Portugal Telecom received a total amount of Euro 155.5 million (Note 47.e) and recognized a gain of Euro 37.6 million (Note 34) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

34. Investments in group companies

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Investments in associated companies	515,272,033	343,634,959
Loans granted to associated companies and other companies	15,607,314	15,946,116
Investments in other companies	2,565,068	1,876,527
Advances for investments	—	60,000

	533,444,415	361,517,602

        As at 31 December 2011 and 2010, the caption "Investments in associated companies" consists of:

	2011	2010
	Euro
Unitel(i)	378,420,947	205,066,419
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")(ii)	47,300,129	43,887,468
Páginas Amarelas, SA ("Páginas Amarelas")(iii)	83,075,839	89,132,539
Hungaro Digitel KFT	2,676,261	3,261,164
INESC—Instituto de Engenharia de Sistemas e Computadores(iv)	2,992,788	2,992,788
Other companies	3,798,857	2,287,369

	518,264,821	346,627,747
Adjustments for investments in associated companies (Note 42)	(2,992,788)	(2,992,788)

	515,272,033	343,634,959

(i)
The increase in the carrying value of this investment is explained by Portugal Telecom's share in the earnings of Unitel (Euro 156 million) and also by the impact of the appreciation of the US Dollar against the Euro in 2011 (Euro 18 million).

(ii)
The change in the carrying value of this investment reflects primarily Portugal Telecom's share in the earnings of CTM (Euro 23 million) partially offset by the dividends attributed by this associated company (Euro 20 million—Note 47.g).

(iii)
The reduction in this caption relates primarily to a loss of Euro 7 million recognised over the Company's investment in Páginas Amarelas, reflecting the decline in the directories business.

(iv)
As at 31 December 2011, this investment is fully adjusted for.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

34. Investments in group companies (Continued)

        The purpose of loans granted to associate and other companies is basically to finance its operations and develop new businesses. As at 31 December 2011 and 2010, the detail of these loans, which do not have a defined maturity date, is as follows:

	2011	2010
	Euro
Sportinveste Multimédia	32,618,668	33,618,668
INESC	2,916,971	3,018,566
SIRESP	4,423,980	4,292,800
Other	3,905,410	3,165,153

	43,865,029	44,095,187
Adjustments for loans granted to associated and other companies (Note 42)	(2,588,741)	(2,588,741)
Adjustments related to the equity accounting on financial investments (Note 42)(i)	(25,668,974)	(25,560,330)

	15,607,314	15,946,116

(i)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2011 and 2010 correspond to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company. As at 31 December 2011 and 2010, the Group has recorded provisions amounting to Euro 1,127,525 and Euro 1,518,114 (Note 42), respectively.

        As at 31 December 2011 and 2010, the caption "Investment in other companies" consists of:

	2011	2010
	Euro
Janela Digital	2,176,966	1,592,652
Other companies	3,083,816	2,930,657

Sub-total	5,260,782	4,523,309
Adjustments for investments in group companies (Note 42)	(2,695,714)	(2,646,782)

	2,565,068	1,876,527

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

34. Investments in group companies (Continued)

        The detail of the profit and loss caption "Equity in earnings of associated companies, net" in the years ended 31 December 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	Euro
Unitel	155,711,207	145,852,610	152,639,642
CTM	23,387,431	21,463,141	18,649,192
UOL(i)	37,628,337	(14,300,133)	10,603,315
Sportinveste Multimédia(ii)	(108,645)	(8,181,581)	(256,337)
Páginas Amarelas(iii)	(10,544,148)	(7,777,341)	(7,034,998)
Médi Télécom(iv)	—	—	277,661,123
Other	3,109,678	4,652,408	3,781,608

	209,183,860	141,709,104	456,043,545

(i)
The gain recorded in 2011 relates to the completion of the disposal of the investment in UOL, following which the cumulative amount of positive foreign currency translation adjustments relating to this investment was reclassified to profit and loss (Note 33). In 2010, this caption includes (1) an impairment loss of Euro 28 million, which was recognized in order to adjust the carrying value of this investment to its recoverable amount that was obtained through the sale transaction concluded in January 2011, and (2) Portugal Telecom's share in the earnings of this associate company up to its sale, amounting to Euro 14 million.

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

(iii)
In 2011, this caption mainly includes a loss of Euro 7 million on this investment, primarily as a result of the decline in revenues from the directories businesses.

(iv)
In 2009, this caption includes Portugal Telecom's share in the earnings of this entity amounting to Euro 10,685,491 and a capital gain of Euro 266,975,632 related to the disposal of the investment in this company, which is net of transaction expenses and guarantees given to the buyers. The disposal of this investment was concluded in December 2009 and Portugal Telecom received total proceeds of Euro 400 million (Note 47.e) in connection with this transaction.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

34. Investments in group companies (Continued)

        The summarized financial data of the main associated companies as at 31 December 2011 and 2010 and for the years then ended is presented below:

2011	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	2,106,272,509	698,582,741	1,407,689,768	1,281,826,149	622,844,828
CTM	28.00%	266,166,962	97,237,930	168,929,032	356,470,366	83,526,539

2010	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	1,848,005,721	1,133,734,065	714,271,656	1,132,798,948	583,410,440
UOL	28.78%	575,136,817	156,143,886	418,992,931	248,604,332	47,522,625
CTM	28.00%	223,196,354	66,455,397	156,740,957	260,085,092	76,654,075

        As required by SEC rules, considering the impact in the consolidated net income of Portugal Telecom's share in the earnings of Unitel, additional financial data about this associated company is disclosed below (amount stated in millions of Euro):

	2011	2010
	Euro
Balance sheet data:
Current assets	1,116.7	858.2
Tangible assets	720.2	606.6
Financial investments	1.2	356.7
Intangible assets	27.6	26.5
Other non-current assets	240.6	—

Total assets	2,106.3	1,848.0

Current liabilities	594.2	1,118.3
Medium and long-term debt	104.3	15.5

Total liabilities	698.6	1,133.7

Income statement data:
Revenues	1,281.8	1,132.8
Costs	708.0	614.9

Income before financial results and taxes	573.8	517.9
Financial results	49.0	65.5

Income before income taxes	622.8	583.4
Minus: Income taxes	—	—

Net income	622.8	583.4

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

35. Other investments

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Real estate investments, net of accumulated amortisation	12,845,647	15,145,810
Other financial investments	21,339,524	2,970,749

	34,185,171	18,116,559
Adjustments for other investments (Note 42)	(11,205,872)	(411,902)
Adjustments for real estate investments (Note 42)	(94,709)	(24,043)

	22,884,590	17,680,614

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically performs impairment analysis of these assets.

        PT Comunicações received rents from lease contracts in 2011 and 2010 amounting to Euro 80,186 and Euro 1,358,560, respectively. During the years ended 31 December 2011 and 2010, amortization costs amounted to Euro 388,806 and Euro 565,728 , respectively. Rents received net of amortization costs are included under the caption "Net gains on financial assets and other investments".

        As at 31 December 2011 and 2010, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2011	2010
	Euro
Tagusparque	1,296,875	1,296,875
Seguradora International	617,224	617,224
Other(i)	19,425,425	1,056,650

Sub-total	21,339,524	2,970,749
Adjustments for other investments (Note 42)	(11,205,872)	(411,902)

	10,133,652	2,558,847

(i)
The increase in this caption relates mainly to the porportional consolidation of Oi, including as at 31 December 2011 (1) the acquisition cost of Telemar's interest in Hispamar Satélites S.A. and (2) investments obtained through tax incentives, which are mostly adjusted for.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets

        During the years ended 31 December 2011 and 2010, movements in intangible assets were as follows:

	Balance 31 Dec 2010	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2011
	Euro
Cost
Industrial property and other rights	1,327,613,702	4,417,311,747	265,822,111	(212,484,160)	22,687,807	5,820,951,207
Goodwill	416,615,158	(15,384,841)	959,956,868	(63,696,454)	—	1,297,490,731
Other intangible assets	29,827,068	126,899,457	19,191,339	(6,135,160)	10,213,457	179,996,161
In-progress intangible assets	26,081,876	17,777	26,306,338	424,735	4,889,374	57,720,100

	1,800,137,804	4,528,844,140	1,271,276,656	(281,891,039)	37,790,638	7,356,158,199

Accumulated depreciation
Industrial property and other rights	669,237,948	870,917,665	308,722,312	(50,824,112)	(2,087,726)	1,795,966,087
Other intangible assets	19,207,272	100,355,172	6,152,397	(4,593,357)	14,970,169	136,091,653

	688,445,220	971,272,837	314,874,709	(55,417,469)	12,882,443	1,932,057,740

	1,111,692,584	3,557,571,303	956,401,947	(226,473,570)	24,908,195	5,424,100,459

	Balance 31 Dec 2009	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2010
	Euro
Cost
Industrial property and other rights	5,028,444,726	(4,176,916,941)	122,265,148	353,788,551	32,218	1,327,613,702
Goodwill	1,162,224,812	(882,719,789)	48,881,931	90,991,241	(2,763,037)	416,615,158
Other intangible assets	38,569,669	(8,939,581)	3,120,329	737,406	(3,660,755)	29,827,068
In-progress intangible assets	29,918,739	(23,942,676)	42,292,828	2,343,027	(24,530,042)	26,081,876

	6,259,157,946	(5,092,518,987)	216,560,236	447,860,225	(30,921,616)	1,800,137,804

Accumulated depreciation
Industrial property and other rights	2,155,816,362	(1,970,436,544)	293,145,320	157,739,620	32,973,190	669,237,948
Other intangible assets	29,038,386	(7,026,786)	5,493,520	558,291	(8,856,139)	19,207,272

	2,184,854,748	(1,977,463,330)	298,638,840	158,297,911	24,117,051	688,445,220

	4,074,303,198	(3,115,055,657)	(82,078,604)	289,562,314	(55,038,667)	1,111,692,584

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

36.1.  Changes in the consolidation perimeter

        The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 3,558 million, includes primarily:

  •
  Intangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 3,558 million (Note 2.b), including the carrying value of those assets (Euro 2,031 million) and the fair value adjustments recorded under the purchase price allocation (Euro 1,527 million).

  •
  The proportional consolidation of Allus's intangible assets, amounting to Euro 13 million as at 30 April 2011 (Note 2.b);

  •
  The impact of Contax transaction (Note 1), completed on 1 July 2011, corresponding to a net reduction of intangible assets amounting to Euro 40 million, reflects which: (1) Dedic/GPTI's intangible assets that were fully consolidated as at 30 June 2011, amounting to Euro 70 million (Note 2.b); and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom's 44.4% effective stake in CTX; and

  •
  The impact of the increase in the proportional consolidation stake of Contax from 42.0% to 44.4%

        Changes in the consolidation perimeter in 2010, amounting to Euro 3,115 million, relate primarily to the sale of the 50% stake in Brasilcel, which had intangible assets amounting to Euro 3,115 million as at the date this investment was sold (Note 21), and the disposal of a 35.6% stake in PT Prime Tradecom.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

36.2.  Increases

        The detail of increases in intangible assets is as follows:

	2011	2010
	Euro
Cost
Continuning operations
Capital expenditures (Note 7.c)	175,242,533	106,345,704
Goodwill(i)	959,956,868	48,881,931
4G license acquired by TMN(ii)	106,492,862	—
Commitments assmued by PT Comunicações under TDT license(iii)	23,595,179	—
Commitments assmued by Cabo Verde Telecom under 3G license(iv)	5,989,214
Discontinued operations	—	61,332,601

	1,271,276,656	216,560,236

Accumulated depreciation
Continuning operations	314,874,709	113,065,768
Discontinued operations (Note 21)	—	185,573,072

	314,874,709	298,638,840

	956,401,947	(82,078,604)

(i)
In 2011, this caption includes (1) a total goodwill of Euro 904 million generated in the acquisition of the investments in Oi, Contax and its controlling shareholders, including Euro 872 million related to Oi and Euro 31 million related to Contax (Note 2.b), (2) the goodwill of Euro 29 million (Note 2.b) recorded by Contax as a result of the acquisition of Allus, and (3) the total goodwill amounting to Euro 28 million (Note 1) recognized as a result of the operations completed on 1 July 2011 regarding the Contax transaction. In 2010, this caption corresponds to the goodwill generated in the acquisition of GPTI (Note 2.b).

(ii)
In relation to a mobile spectrum auction conducted by the Portuguese telecommunications regulator ICP-Anacom, TMN submitted the best winning bids in each block that it has bided and obtained spectrum in three frequency bands for a total amount of Euro 113 million, thus reinforcing its commitment to the LTE technology, strengthening TMN's mobile data capabilities and its network quality to continue to lead data services in Portugal and also to lead the roll-out of 4G services. As a result, TMN recognized an intangible asset amounting to Euro 106 million (Notes 7.b and 39), which corresponds to the present value of the instalments payable to Anacom totalling Euro 113 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

(iii)
This caption corresponds to the present value of the commitmments assumed by PT Comunicações under the TDT license (Note 7.a).

(iv)
Cabo Verde Telecom recorded an intangible asset in 2011, amounting to Euro 6 million, related to the commitments assumed under the 3G license.

36.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011, the date of the first proportional consolidation of Oi and Contax. Foreign currency translation adjustments in 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro up to 27 September 2010, when Portugal Telecom sold its former investment in Brasilcel.

36.4.  Other information regarding intangible assets

        As at 31 December 2011, the net carrying value of the caption "Industrial property and other rights" includes mainly the following items:

  •
  Euro 2,800 million related to regulatory licenses held by Oi Group, including both mobile licenses and fixed line concessions, which were adjusted to fair value as at 31 March 2011, following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi (Note 2.b);

  •
  Euro 378 million related to 3G and 4G licenses obtained by TMN in 2000 and 2011, respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciation of Euro 122 million. The gross amount includes primarily:

  (i)
  Euro 133 million related to the acquisition of the UMTS license in 2000;

  (ii)
  Euro 242 million capitalized in 2007, following the commitment assumed in 2000 by TMN and the other mobile operators of making contributions to the information society during the period through the maturity of the license, and Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the "E Initiatives", which is a programme led by the Government to offer laptops and discounts in internet services to school teachers and students), and in 2007 therefore Portugal Telecom recognized as a license cost the amount of these contributions at net present value; and

  (iii)
  Euro 106 million (Notes 7 and 39) related to the 4G license acquired by TMN in 2011.

  •
  Euro 282 million corresponding to the fair value, net of accumulated depreciation, of the customer bases of Oi and Contax, which were recognized at fair value as at 31 March 2011

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

    following the purchase price allocation performed by Portugal Telecom under the acquisition of the investments in Oi and Contax (Note 2.b);

  •
  Euro 201 million related to the acquisition of the Basic Network from the Portuguese State, including a gross amount capitalised in 2002 amounting to Euro 339 million;

  •
  Euro 189 million related to software licenses;

  •
  Euro 34 million related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

  •
  Euro 25 million related to contracts signed by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity until 2015, which were recorded as capital leases; and

  •
  Euro 24 million (Notes 7 and 39) related to the commitments assumed by PT Comunicações under the TDT license.

        As at 31 December 2011 and 2010, the detail of goodwill by cash generated unit is as follows:

	2011	2010
	Euro
Brazil and other Latin America countries
Telecommunications in Brasil—Oi(i)	825,639,041	—
Call center services—Contax(ii)	118,861,685	—
GPTI(iii)	—	51,571,809

	944,500,726	51,571,809

Portugal
Wireline telecommunications in Portugal	270,955,133	270,955,133
Information systems—PT Sistemas de Informação	8,956,960	8,956,960

	279,912,093	279,912,093

Other businesses
Mobile telecommunications in Namíbia—MTC(iv)	65,919,640	77,972,985
Wireline and mobile telecommunications in Cabo Verde—Cabo Verde Telecom	7,124,252	7,124,252
Other international operations	34,020	34,019

	73,077,912	85,131,256

	1,297,490,731	416,615,158

(i)
This caption relates mainly to the total goodwill generated in the acquisition of the investment in Oi, completed on 28 March 2011. The difference between the amount presented in this table and the goodwill recorded on acquisition date relates mainly to the impact of the depreciation of the Brazilian Real against the Euro since that date.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

(ii)
This caption includes primarily (1) the goodwill generated in the acquisition of the investment in Contax, completed on 28 March 2011, (2) the goodwill generated as a result of the transactions concluded on 1 July 2011, relating to the final step of the acquisition of the investment in Contax, and (3) goodwill recorded by Contax in 2011 related mainly to the acquisition of the investments in Allus and GPTI.

(iii)
This caption corresponds to the goodwill recorded by Dedic regarding the acquisition of the investment in GPTI completed on 7 February 2010 (Note 2.b), which as at 31 December 2011 is proportionally consolidated in Contax, as mentioned above.

(iv)
The change in this caption relates primarily to the impact of the depreciation of the Namibian Dollar against the Euro during the year ended 31 December 2011.

        For the goodwill related to the wireline cash generated unit in Portugal, which resulted from the acquisition of several companies, some of which were subsequently merged, the Company monitors goodwill at this level, which is a lower level than the operating segment to which it belongs.

        For the goodwill related to other cash generated unit, Portugal Telecom also concluded that the Company's share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from the other investments.

        For purposes of impairment analysis, goodwill was allocated to cash generating units. The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period (except for Brasil where it was used a forecast of cash flows for a 15 year period), which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Assumptions	Telecommunications in Brazil	Wireline telecommunications in Portugal	Other businesses
Growth rates	4.5% - 5.0%	0.0% - 2.0%	0.0% to 2.5% - 0.5% to 3.0%
Discount rates	9.0% - 9.5%	8.5% - 10.0%	5.9% to 11.4% - 5.9% to 13.4%

        The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company's management has concluded that as at 31 December 2011 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets

        During the years ended 31 December 2011 and 2010, movements in tangible assets were as follows:

	Balance 31 Dec 2010	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Revaluations	Transfers and other movements	Balance 31 Dec 2011
	Euro
Cost
Land	165,045,024	24,349,296	893,328	(1,109,337)	15,801,253	255,412	205,234,976
Buildings and other constructions	805,355,545	804,527,730	23,517,972	(38,869,709)	47,403,756	37,206,409	1,679,141,703
Basic equipment	10,121,678,306	9,332,678,930	575,648,209	(459,113,213)	(189,372,570)	(478,103,272)	18,903,416,390
Transportation equipment	80,951,949	2,263,347	5,731,504	26,868	—	(11,946,166)	77,027,502
Tools and dies	25,519,009	16,729,624	1,305,704	(1,107,190)	—	(122,512)	42,324,635
Administrative equipment	1,062,445,429	239,569,398	62,920,050	(11,691,179)	—	51,151,488	1,404,395,186
Other tangible assets	54,284,090	56,622,812	1,663,473	(2,858,675)	—	1,313,405	111,025,105
In-progress tangible assets	221,423,967	300,664,624	383,261,356	(21,835,757)	—	(292,615,893)	590,898,297
Advances to suppliers of tangible assets	511,125	—	—	—	—	—	511,125

	12,537,214,444	10,777,405,761	1,054,941,596	(536,558,192)	(126,167,561)	(692,861,129)	23,013,974,919

Accumulated depreciation
Land	9,493,330	—	—	—	—	325,908	9,819,238
Buildings and other constructions	253,764,177	443,683,578	91,819,029	(22,497,072)	—	28,111,459	794,881,171
Basic equipment	7,352,076,475	7,466,017,366	799,225,548	(362,412,819)	—	(655,193,752)	14,599,712,818
Transportation equipment	47,552,684	2,211,982	11,197,945	(29,032)	—	(8,144,663)	52,788,916
Tools and dies	20,460,427	20,188,058	2,261,848	(1,035,684)	—	(1,082,224)	40,792,425
Administrative equipment	934,775,304	178,432,717	101,454,885	(8,726,606)	—	(7,834,458)	1,198,101,842
Other tangible assets	44,478,633	45,435,144	4,750,645	(2,180,847)	—	(3,227,634)	89,255,941

	8,662,601,030	8,155,968,845	1,010,709,900	(396,882,060)	—	(647,045,364)	16,785,352,351

	3,874,613,414	2,621,436,916	44,231,696	(139,676,132)	(126,167,561)	(45,815,765)	6,228,622,568

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

	Balance 31 Dec 2009	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2010
	Euro
Cost
Land	127,806,363	(21,893,342)	61,325,452	1,825,338	(4,018,787)	165,045,024
Buildings and other constructions	661,037,717	(66,831,441)	198,638,310	9,136,606	3,374,353	805,355,545
Basic equipment	13,570,504,676	(4,150,214,502)	506,051,400	388,281,961	(192,945,229)	10,121,678,306
Transportation equipment	76,106,527	(3,433,780)	18,550,988	487,067	(10,758,853)	80,951,949
Tools and dies	28,890,634	(6,359,021)	1,715,488	999,606	272,302	25,519,009
Administrative equipment	1,204,106,756	(247,593,971)	58,560,167	21,571,543	25,800,934	1,062,445,429
Other tangible assets	52,210,185	(4,056)	1,425,664	432,544	219,753	54,284,090
In-progress tangible assets	267,196,605	(73,047,062)	284,732,803	8,618,833	(266,077,212)	221,423,967
Advances to suppliers of tangible assets	258,046	—	286,798	(18,078)	(15,641)	511,125

	15,988,117,509	(4,569,377,175)	1,131,287,070	431,335,420	(444,148,380)	12,537,214,444

Accumulated depreciation
Land	9,664,867	—	—	—	(171,537)	9,493,330
Buildings and other constructions	232,518,473	(21,246,514)	49,285,353	3,549,050	(10,342,185)	253,764,177
Basic equipment	9,758,891,480	(3,090,239,667)	838,494,142	271,546,107	(426,615,587)	7,352,076,475
Transportation equipment	45,159,957	(1,976,840)	13,048,903	231,781	(8,911,117)	47,552,684
Tools and dies	23,310,019	(4,612,563)	1,722,406	494,489	(453,924)	20,460,427
Administrative equipment	1,031,598,761	(179,597,951)	86,163,040	14,726,484	(18,115,030)	934,775,304
Other tangible assets	43,105,752	(326,872)	1,643,302	82,305	(25,854)	44,478,633

	11,144,249,309	(3,298,000,407)	990,357,146	290,630,216	(464,635,234)	8,662,601,030

	4,843,868,200	(1,271,376,768)	140,929,924	140,705,204	20,486,854	3,874,613,414

37.1.  Changes in the consolidation perimeter

        The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 2,621 million, includes primarily:

  •
  Tangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 2,632 million (Note 2.b);

  •
  The proportional consolidation of Allus's tangible assets, amounting to Euro 7 million as at 30 April 2011 (Note 2.b);

  •
  The impact of the Contax transaction (Note 1), completed on 1 July 2011, corresponding to a net reduction of tangible assets amounting to Euro 26 million, reflects which: (1) Dedic/GPTI's tangible assets that were fully consolidated as at 30 June 2011, amounting to Euro 46 million (Note 2.b); and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom's 44.4% effective stake in CTX; and

  •
  The increase in the proportional consolidation stake of Contax from 42.0% to 44.4%.

        Changes in the consolidation perimeter in 2010, amounting to Euro 1,271 million, relate primarily to the sale of the 50% stake in Brasilcel, which had tangible assets amounting to Euro 1,271 million as

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

at the date this investment was sold (Note 21), and the disposal of a 35.6% stake in PT Prime Tradecom.

37.2.  Increases

        The detail of increases in tangible assets is as follows:

	2011	2010
	Euro
Cost
Continuning operations
Capital expenditures (Note 7.c)	1,048,578,648	692,101,630
Acquisition of real estate properties from pension funds (Note 14.1.1)(i)	3,403,556	235,910,806
Data Center (Note 7.a)	2,959,392	—
Discontinued operations	—	203,274,634

	1,054,941,596	1,131,287,070

Accumulated depreciation
Continuning operations	1,010,709,900	645,502,045
Discontinued operations (Note 21)	—	344,855,101

	1,010,709,900	990,357,146

	44,231,696	140,929,924

(i)
As mentioned in Note 14.1.1, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired in 2010 from the pension funds real estate properties totalling Euro 236 million, of which real estate properties amounting to Euro 226 million were acquired by PT Comunicações and consequently recorded at the operating segment "Telecommunications in Portugal", and the remaining Euro 10 million were acquired by other Group companies. In 2011, PT Comunicações acquired one last real estate property in connection with this process for an amount of Euro 3 million.

37.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011, the date of the first proportional consolidation of Oi and Contax. Foreign currency translation adjustments in 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro up to 27 September 2010, when Portugal Telecom sold its former investment in Brasilcel.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

37.4.  Revaluations

        During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model (Note 3). The revaluations of the real estate properties and ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

        The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used in 2008 were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

        The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure in 2008 which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infra-structure is located.

        In accordance with the Group's accounting policy to revalue these assets at least every three years, Portugal Telecom performed another revaluation of the real estate assets and ducts infrastructure in the year ended 31 December 2011, through the same methodology described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income (Note 44.5) under the caption "Revaluation reserve" and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption "Depreciation and amortization". The split of these impacts between real estate and ducts infrastructure is as follows:

  •
  A reduction in the carrying value of the ducts infrastructure amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also technological improvements, leading to a reduction in the average cost per meter of duct to between Euro 42 and Euro 70, depending on the area where the infra-structure is located; and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

  •
  A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in other comprehensive income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 Euros, altought the overall average monthly rent per square meter increased to 7 Euros, as a result of real estate assets acquired between those years.

        The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 12 million and Euro 45 million in 2010, respectively, and to Euro 11 million and Euro 45 million in 2011, respectively. If these assets had been carried under the cost model, the carrying amounts of the real estate properties and the ducts infra-structure would have been reduced by approximately Euro 145 million and Euro 398 million, respectively.

37.5.  Other situations regarding tangible assets

        The following situations regarding tangible assets should be mentioned:

  •
  Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

  •
  Euro 1,995 million of tangible assets of PT Comunicações relate to the Concession, under the terms of the Modification Agreement of the Concession;

  •
  Euro 19 million of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums;

  •
  PT Comunicações had tangible assets totalling Euro 9 million which are installed in properties of third parties or on public property, and assets amounting to Euro 8 million which are not yet registered under PT Comunicações's name; and

  •
  In previous years, several Group companies entered into QTE lease contracts (Notes 32 and 43), which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to those Group companies, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's Consolidated Statement of Financial Position.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt

        As at 31 December 2011 and 2010, this caption consists of:

	31 Dec 2011		31 Dec 2010
	Short-term	Long-term	Short-term	Long-term
	Euro
Exchangeable bonds	—	723,363,242	—	714,242,672
Bonds	1,562,012,437	5,307,954,540	—	4,375,693,026
Bank loans
External loans	563,455,908	2,808,877,947	172,398,792	662,384,203
Domestic loans	355,699	—	3,430,491	—
Liability related to equity swaps on treasury shares	93,767,521	—	178,071,827	—
Commercial paper	554,000,000	—	88,000,000	—
Leasings	26,979,404	35,609,152	27,456,857	47,744,387
Derivative financial instruments	(2,206,840)	(4,185,879)	2,099,040	—
Other financings	493,194,176	117,781,329	480,464,272	454,316,000

	3,291,558,305	8,989,400,331	951,921,279	6,254,380,288

        The Euro 5,075 million increase in gross debt during the year ended 31 December 2011 relates primarily to the following effects:

  •
  The gross debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 3,748 million, of which Euro 656 million mature within one year (Note 2.b) and Euro 3,092 million mature within more than one year (Note 2.b). In the course of the nine months period from 31 March 2011 to 31 December 2011, gross debt from Oi, Contax and its controlling shareholders, proportionally consolidated in Portugal Telecom's Statement of Financial Position, increased from Euro 3,748 million to Euro 3,882 million, reflecting primarily debentures issued by the Oi Group during that period, totaling R$6,450 million (Euro 684 million as at 31 December 2011) as disclosed in Note 38.2, partially offset by the repayment of certain debentures and other loans that were outstanding as at 31 March 2011, totaling R$3,500 million (Euro 389 million), and by the impact of the depreciation of the Brazilian Real against the Euro (Euro 153 million);

  •
  The Euro 600 million Eurobond issued by PT Finance BV on 8 February 2011 (Note 38.2);

  •
  An amount of Euro 750 million drawn in 2011 under the new credit facility secured by Portugal Telecom on 23 March 2011 (Note 38.3);

  •
  An increase of Euro 466 million in the outstanding amount due under commercial paper programmes (Note 38.5); and

  •
  The repayment of Euro 467 million related to the debt to the Portuguese State in connection with the transfer of unfunded pension liabilities completed in December 2010 (Note 38.8).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        As mentioned above, the debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011 amounted to Euro 3,748 million. As of that date, the average maturity of this debt was approximately 4 years and approximately 90% of the debt was denominated in Brazilian Reais, directly or indirectly through cross currency derivatives. Regarding the cost of debt, as at 31 March 2011 approximately 20% was set at fixed rates and the remaining 80% beared interest at variable rates, primarily the Brazilian Interbank Deposit Rate ("CDI") and the Brazilian Long-Term Interest Rate ("TJLP"). The features of the main financings obtained by Oi, Contax and its controlling shareholders are described in detail in the notes below.

38.1.  Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

  •
  Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, to Euro 11.06 on 28 December 2010 and to Euro 9.4 on 31 May 2011, following the dividends paid in December 2010 and June 2011, respectively, according to the terms and conditions of these bonds;

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

        As at 31 December 2011, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 621 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

38.2.  Bonds

        The following table provides detailed information about the bonds outstanding as at 31 December 2011:

Issuer(i)	Debt	Local currency(ii)	Euro(iii)	Issue date	Expected maturity(iv)	Interest rate
Portuguese operations:
PT Finance	Eurobond	600,000,000	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond(v)	936,000,000	936,000,000	Apr-09	2013	6.00%
PT Finance	Puttable fixed rate notes	50,000,000	50,000,000	Jan-09	2019	6.95%
PT Finance	Floating rate notes	50,000,000	50,000,000	Aug-08	2013	3-month Euribor plus 1.50%
PT Finance	Eurobond	500,000,000	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond(vi)	1,300,000,000	1,300,000,000	Mar-05	2012	3.75%
PT Finance	Eurobond	500,000,000	500,000,000	Mar-05	2017	4.375%
	Transaction costs(vii)		(16,173,292)

			4,919,826,708

Brazilian operations:
Brasil Telecom	Debentures	2,350,000,000	249,198,829	Dec-11	Between 2016 and 2018	CDI + 1.15%
Telemar Participações	Debentures	500,000,000	53,021,027	Oct-11	Between 2014 and 2018	CDI + 1.35%
Brasil Telecom	Senior Notes	1,100,000,000	116,646,260	Sep-11	2016	9.75%
Brasil Telecom	Debentures	1,000,000,000	106,042,055	Aug-11	2017	CDI+1%
TNL	Debentures	1,500,000,000	159,063,082	May-11	2012	CDI + 0.65%
TNL	Senior Notes(viii)	1,825,650,000	193,595,677	Dec-10	2017	5.13%
Telemar	Senior Notes(ix)	3,352,101,495	355,463,730	Sep-10	2020	5.50%
Telemar	Debentures	2,000,000,000	212,084,109	Nov-09	2014	CDI+1.2%
Telemar	Bond(viii)	266,472,396	28,257,280	Apr-09	2019	9.50%
Telemar Participações	Debentures	920,000,000	97,558,690	Apr-08	Between 2012 and 2015	Between 1.4% and 1.55%
AG/LF	Debentures	1,443,362,441	209,105,035	Feb-08	Semiannually until 2020	IPCA (inflation) +5.0%
Brasil Telecom	Debentures	720,360,000	76,388,455	Jun-06	Annually until 2013	CDI+3.5%
Telemar	Debentures	540,000,000	57,262,710	Mar-06	2013	103% of CDI and CDI+0.55%
	Other bond loans and transaction costs		36,453,330

			1,950,140,269

			6,869,966,977

(i)
All PT Finance issuances were made under the Euro Medium Term Note Programme ("EMTN").

(ii)
Amounts in Euro, except for issuances of companies located in Brazil where amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.

(iii)
For issuances of companies located in Brazil, amounts are presented based on the respective proportional consolidation stake.

(iv)
Loans are repayable on final maturity except where otherwise indicated.

(v)
The issued amount under this Eurobond is Euro 1,000 million, and during 2011 PT Finance acquired own bonds with a notional amount of Euro 64,000,000, which the Company intends to either cancel or hold to maturity. These bonds were acquired for an amount of Euro 61,870,750, resulting in the recognition of a financial gain amounting to Euro 2,129,250 (Note 19).

(vi)
Includes Euro 300,000,000 of notes issued on 5 February 2009.

(vii)
This caption corresponds to expenses incurred at the date these bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the Euro 300,000,000 tap executed in 2009; (ii) roundings in defining the coupon rate; and (iii) commissions paid. These expenses are recognized in earnings through the life of the bonds.

(viii)
These notes were issued in Euros.

(ix)
These notes were issued in U.S. Dollars.

        As at 31 December 2011, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 5,000,000,000 were outstanding as at 31 December 2011, as detailed above.

        Except for the fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, the fair value of the remaining bonds issued by

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

Portuguese operations was determined based on market information and amounted to Euro 4,188 million as at 31 December 2011. The estimate fair value of bonds from Brazilian operations amounted to Euro 1,970 million as at 31 December 2011, which includes certain bonds at carrying value.

38.3.  Bank loans

        As at 31 December 2011 and 2010, bank loans are denominated in the following currencies:

	31 Dec 2011		31 Dec 2010
	Currency of the notional	Euro	Currency of the notional	Euro
	Euro
Brazilian Reais	5,224,610,373	2,162,593,805	15,146,150	6,829,666
Euros	997,361,633	997,361,633	831,192,248	831,192,248
Other currencies		212,734,116		191,572

		3,372,689,554		838,213,486

        As at 31 December 2011, Portugal Telecom had the following committed standby credit facilities:

Initial date	Maturity	Amount
		Euro
April 2011(i)	March 2014	1,200,000,000
January 2009	January 2013	50,000,000
October 2008	October 2013	65,000,000
April 2008	April 2014	75,000,000
October 2004	January 2015	100,000,000
June 2004	June 2012	150,000,000

		1,640,000,000

(i)
This revolving credit facility was secured for an initial amount of Euro 900 million and an initial maturity of tree years in March 2011, which was increased to Euro 1,050 million in 12 April 2011 and to Euro 1,200 in 13 April 2011.

        In addition, in 2011, Portugal Telecom entered into:

  •
  An export credit facility amounting to Euro 180 million, which includes a committed Euro 80 million tranche; and

  •
  A loan agreement with the EIB amounting to Euro 100 million, in order to finance the investment in the generation network, although no amount had been used as at 31 December 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        As at 31 December 2011, external bank loans due include primarily the following financings:

  •
  An amount of Euro 900 million used under the above mentioned committed standby facilities and an amount of Euro 21 million used under the export credit facility;

  •
  Loans obtained by Portugal Telecom from the European Investment Bank ("EIB") amounting to Euro 594 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom's next generation network, which mature between 2014 and 2021, and (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of research and development, which matures in 2019;

  •
  A loan obtained by Portugal Telecom in 2010 amounting to Euro 50 million and maturing between 2013 and 2015;

  •
  Financing agreements entered into with BNDES in December 2009 by several companies of the Oi Group for the purpose of financing the investments between 2009 and 2011, totalling R$4,403 million. In 2009, 2010 and 2011, there were disbursements of R$1,500 million, R$1,093 million and R$1,068 million, respectively. Interest is paid on a quarterly basis until December 2011 and is due on a monthly basis from January 2012 to May 2018, while principal is repayable monthly until final maturity in December 2018. The outstanding amount due as at 31 December 2011 was R$3,054 million, corresponding to Euro 324 million proportionally consolidated in Portugal Telecom's Statement of Financial Position (R$2,593 million as at 31 March 2011, corresponding to Euro 288 million proportionally consolidated);

  •
  A loan of R$4,300 million obtained in May 2008 by Telemar with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom, with interest being payable semi-annually, from May 2015 to May 2018. Following the repayment of two instalments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual instalments beginning on May 2015. The outstanding amount due as at 31 December 2011 was R$3,071 million, corresponding to Euro 326 million proportionally consolidated in Portugal Telecom's Statement of Financial Position (R$3,686 million as at 31 March 2011, corresponding to Euro 410 million proportionally consolidated);

  •
  A credit facility entered into by Telemar in November 2006 with the BNDES, in order to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A intended specifically for the purchase of domestic equipment and related services which totals R$1,771 million; and (ii) sub-loan B intended for the purchase of telecommunications equipment that complied with the Basic Production Process, which totals R$200 million. Interest was paid on a quarterly basis until June 2009 and mature monthly since then until June 2014. Principal is repayable in 60 monthly instalments as from July 2009. The outstanding amount due as at 31 December 2011 was R$760 million, corresponding to Euro 81 million proportionally consolidated in Portugal Telecom's Statement of Financial Position (R$988 million as at 31 March 2011, corresponding to Euro 110 million proportionally consolidated); and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

  •
  A credit facility entered into by Brasil Telecom in November 2006 with BNDES, amounting to R$2,004 million (actual loans of R$2,055 million). Interest was paid on a quarterly basis until May 2009 and is due on a monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly instalments, from June 2009 to May 2014. The outstanding amount due as at 31 December 2011 was R$681 million, corresponding to Euro 72 million proportionally consolidated in Portugal Telecom's Statement of Financial Position (R$892 million as at 31 March 2011, corresponding to Euro 99 million proportionally consolidated).

        As at 31 December 2011 and 2010, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	31 Dec 2011	31 Dec 2010
Maximum rate	6.56%	5.00%
Minimum rate	0.20%	1.34%

        As at 31 December 2011, the estimate fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 3,139 million, which includes certain loans from Brazilian operations at carrying value.

38.4.  Liability related to equity swaps on treasury shares

        This caption relates to equity swap contracts entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827 (Note 44.2). In December 2011, Portugal Telecom settled an amount of Euro 84,304,306 (Note 47.j) of the outstanding amount previously due and, consequently, the liability as at 31 December 2011 was reduced to Euro 93,767,521.

38.5.  Commercial paper

        Portugal Telecom entered into several commercial paper programs, under which it had issued a total amount of Euro 554 million as at 31 December 2011, maturing in January 2012. In addition, under these programmes, the Company had available an underwritten amount of Euro 200 million as at 31 December 2011.

38.6.  Leasings

        Financial lease obligations recorded as at 31 December 2011 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

currently being used in their normal course of business. As at 31 December 2011, the carrying amount of assets acquired under finance leases is as follows:

	Gross amount	Accumulated depreciation	Carrying amount
	Euro
Industrial property and other rights	67,169,807	35,627,413	31,542,394
Transportation equipment	41,452,555	21,297,242	20,155,313
Other	2,467,328	589,682	1,877,646

	111,089,690	57,514,337	53,575,353

        As at 31 December 2011, the detail of future minimum lease payments related to finance lease contracts is as follows:

	Present value	Finance costs	Total
	Euro
2012	26,862,262	2,621,139	29,483,401
2013	16,001,686	1,547,533	17,549,219
2014	16,040,756	757,553	16,798,309
2015	3,613,189	48,945	3,662,134
2016	70,663	2,096	72,759

	62,588,556	4,977,266	67,565,822

38.7.  Derivative financial instruments

        This caption corresponds basically to exchange and interest rate financial derivatives which were contracted with the purpose of eliminating the risk of exchange and interests rate fluctuations in debt instruments. The fair value of these derivative financial instruments was positive Euro 6.4 million and negative Euro 2.1 million as at 31 December 2011 and 2010, respectively (Note 45.2).

38.8.  Other financings

        This caption includes primarily the following financings:

  •
  An amount of Euro 454 million due to the Portuguese State as at 31 December 2011 (Note 14), in connection with the transfer of certain unfunded pension obligations, of a total of Euro 922 million that was due as at 31 December 2010, as Portugal Telecom repaid Euro 17.4 million and Euro 450.0 million in January and December 2011, respectively. The outstanding amount as at 31 December 2011 shall be paid no later than 20 December 2012, bearing interest at the annual interest rate of 3.25%. The fair value of this financing as at 31 December 2011, computed based on a discounted cash flows method, amounted to Euro 437 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

  •
  An amount of Euro 135 million due as at 31 December 2011, which relates to 1,000,000 preferred shares issued by Telemar Participações in April 2008, at a nominal price of R$1,239.61 per share, totalling R$1,239.6 million. These preferred shares were fully subscribed by BNDES Participações, S.A., one of the shareholders of Telemar Participações, and its main features consist of: (1) priority in the distribution of a fixed dividend equivalent to 5% per year of the issuance price per share, adjusted by inflation; (2) annual repayments as from April 2011 at the issuance price, adjusted by inflation; (3) the holder of the preferred shares has the option to demand its repayment through shares of Telemar Norte Leste held by Telemar Participações; (4) convertible into ordinary shares of Telemar Participações if the repayment of the preferred shares is not made in accordance with its terms or the fixed dividend is not paid; and (5) do not have voting rights. Considering there features, preferred shares issued by Telemar Participações are classified as debt and amounted to R$1,276 million as at 31 December 2011, equivalent to Euro 135 million proportionally consolidated in Portugal Telecom's Statement of Financial Position (R$1,457 million as at 31 March 2011, corresponding to Euro 162 million proportionally consolidated).

38.9.  Medium and long-term debt

        As at 31 December 2011, medium and long-term debt matures as follows:

Euro
2013	1,522,922,669
2014	2,042,658,603
2015	383,175,917
2016	1,170,176,988
2017 and following years	3,870,466,154

8,989,400,331

38.10.  Covenants

        As at 31 December 2011, the Company had several covenants related to its indebtedness as follows:

  •
  Change in control

        The exchangeable bonds, the revolving credit facilities amounting to Euro 1,640 million, the loans obtained from EIB totalling Euro 594 million as at 31 December 2011, the Euro 50 million term loan and the export credit facility totalling Euro 180 million establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

directors or equivalent officers of the company are obliged to comply are also considered a change of control.

        The Euro 1,000 million and Euro 750 million Eurobonds issued in 2009 and the Euro 600 million Eurobond issued in 2011 establish penalties in the case of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit rating

        Certain loan agreements with the EIB, totalling Euro 129 million as at 31 December 2011, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). As at 31 December 2011, the repayment schedule of the Euro 129 million loans is as follows: Euro 46 million in 2012, Euro 46 million in 2013 and Euro 36 million in 2014.

        On 3 June 2011, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3. On 7 June 2011, Moody's announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Baa2 to Baa3 and maintaining it under review for possible downgrade. On 29 July 2011, Moody's confirmed the Baa3 issuer rating of Portugal Telecom, with negative outlook. Considering the credit rating covenant described above, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence as a result of the revision of Portugal Telecom's credit rating.

        On 23 December 2011, Moody's announced the downgrade of Portugal Telecom's long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed in 2012 with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence.

        The spread paid by Portugal Telecom under the Euro 1,200 million revolving credit facility depends on whether the credit ratiting is or is not higher than BBB- (as assigned by S&P) and Baa3 (as assigned by Moody's). The margin paid by Portugal Telecom under the Euro 200 million underwritten portion of a commercial paper program also depends on the credit rating assigned by S&P and Moody's.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

  •
  Control/disposal of subsidiaries

        Certain credit facilities in the total amount of Euro 1,445 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Disposals of assets

        Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 594 million as at 31 December 2011 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial ratios

        Certain credit facilities and loans totalling Euro 1,745 million require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values, which vary depending on the loan agreements. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 215 million may be changed depending on the ratio Consolidated Net Debt/EBITDA.

  •
  Negative Pledge

        The Euro Medium Term Notes, the exchangeable bonds, the revolving credit facilities, the term loan, the export credit facility and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2011, the Company had fully complied with the covenants mentioned above.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

39. Accounts payable

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Current accounts payable
Accounts payable-trade	786,756,124	429,333,218
Fixed asset suppliers	229,415,723	184,116,757
Accounts payable to employees	26,472,318	10,601,965
Licenses and concessions	127,083,681	—
Other	74,511,615	87,437,355

	1,244,239,461	711,489,295

Non-current accounts payable
Licenses and concessions	174,562,130	—
Other	27,394,166	11,110,580

	201,956,296	11,110,580

        The increase in current and non-current accounts payable is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 303 million (Note 2.b) and Euro 202 million as at 31 March 2011, respectively.

        Licenses and concessions payable as at 31 December 2011 totalled Euro 302 million, including (1) Euro 106 million payable by TMN to Anacom in relation to the 4G license acquired in December 2011 (Note 36), corresponding to the present value of the total instalments due amounting to Euro 113 million, and (2) Euro 196 million payable by the Oi Group to Anatel for the radiofrequency concessions and licenses to provide the mobile services ("SMP") and the fixed line service concessions, which were obtained at public auctions.

40. Accrued expenses

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Supplies and external services	407,123,815	154,668,971
Interest and other financial expenses	279,659,632	180,678,848
Vacation pay and bonuses	145,758,210	113,198,643
Discounts to clients	40,410,751	42,596,436
Other	49,826,726	67,832,029

	922,779,134	558,974,927

        The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 367 million as at 31 March 2011 (Note 2.b).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

41. Deferred income

        As at 31 December 2011 and 2010, this caption consists of:

	2011	2010
	Euro
Advance billing:
Traffic	113,514,794	53,009,857
Other advance billing	59,313,832	53,176,589
Contractual penalties imposed to customers	27,110,366	84,163,223
Customer retention programs (Note 3.p)(i)	11,586,233	16,649,282
Other	87,826,912	80,809,142

	299,352,137	287,808,093

(i)
This caption relates to deferred revenues in connection with loyalty programmes of mobile operations, which are recognized as revenue when award credits are redeemed.

        The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 79 million as at 31 March 2011, partially offset by a reduction in deferred income regarding penalties imposed to customers related to violations of contracts, which as from 1 January 2011, based on its aging, are classified on a net basis together with the related receivables.

42. Provisions and adjustments

        During the years ended 31 December 2011 and 2010, movements in this caption were as follows:

	Balance 31 Dec 2010	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2011
	Euro
Adjustments
For doubtful accounts receivable (Notes 26 and 27)	341,776,077	127,021,930	94,679,637	(7,810,632)	(8,343,850)	(118,898,623)	428,424,539
For inventories (Note 28)	46,744,879	2,541,206	4,053,438	(10,920,937)	(210,042)	(707,812)	41,500,732
For financial investments (Note 34 and 35)	34,224,586	11,363,771	764,024	(584,714)	(468,949)	(51,920)	45,246,798

	422,745,542	140,926,907	99,497,099	(19,316,283)	(9,022,841)	(119,658,355)	515,172,069

Provisions for risks and costs
Litigation (Note 49)	27,263,459	701,753,863	84,165,932	(14,896,270)	(34,832,423)	(82,993,078)	680,461,483
Taxes (Note 49)	54,761,153	106,889,565	21,130,226	(13,296,010)	(5,261,542)	(778,631)	163,444,761
Other	46,605,721	(528,776)	2,226,487	(1,780,544)	(129,981)	(28,414,628)	17,978,279

	128,630,333	808,114,652	107,522,645	(29,972,824)	(40,223,946)	(112,186,337)	861,884,523

	551,375,875	949,041,559	207,019,744	(49,289,107)	(49,246,787)	(231,844,692)	1,377,056,592

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

	Balance 31 Dec 2009	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2010
	Euro
Adjustments
For doubtful accounts receivable (Notes 26 and 27)	397,678,206	(48,941,260)	81,241,919	(5,518,775)	5,891,129	(88,575,142)	341,776,077
For inventories (Note 28)	39,791,436	(5,080,260)	19,845,670	(8,367,285)	628,458	(73,140)	46,744,879
For financial investments (Note 34 and 35)	33,093,661	(4,510,164)	8,181,581	(3,072,806)	483,285	49,029	34,224,586

	470,563,303	(58,531,684)	109,269,170	(16,958,866)	7,002,872	(88,599,253)	422,745,542

Provisions for risks and costs
Litigation (Note 49)	69,769,307	(54,450,230)	37,881,407	(2,809,850)	4,662,179	(27,789,354)	27,263,459
Taxes (Note 49)	37,969,785	(8,166,695)	31,123,696	(13,051,898)	2,294,489	4,591,776	54,761,153
Other	72,706,563	(40,430,146)	16,011,201	(1,684,021)	3,173,241	(3,171,117)	46,605,721

	180,445,655	(103,047,071)	85,016,304	(17,545,769)	10,129,909	(26,368,695)	128,630,333

	651,008,958	(161,578,755)	194,285,474	(34,504,635)	17,132,781	(114,967,948)	551,375,875

        As at 31 December 2011 and 2010, the caption "Provisions for risks and costs" was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

	31 Dec 2011	31 Dec 2010
	Euro
Current provisions
Litigation	195,614,873	26,777,138
Taxes	73,977,357	49,325,590
Other	12,895,490	11,580,403

	282,487,720	87,683,131

Non-current provisions
Litigation	484,846,610	486,321
Taxes	89,467,404	5,435,563
Other	5,082,789	35,025,318

	579,396,803	40,947,202

	861,884,523	128,630,333

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

        As at 31 December 2011 and 2010, the caption "Provisions for risks and costs—Other", consists of:

	2011	2010
	Euro
Negative financial investments (Note 34)(i)	1,127,525	1,518,114
Assets retirement obligation (Note 3.g)(ii)	—	31,295,560
Other	16,850,754	13,792,047

	17,978,279	46,605,721

(i)
This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting in excess of corresponding total amount invested, including loans.

(ii)
This caption corresponds to asset retirement obligations of TMN, which as from 2011 are included under the caption "Other non-current liabilities" (Note 43).

42.1.  Changes in the consolidation perimeter

        In 2011, changes in the consolidation perimeter regarding adjustments relate basically to the proportional consolidation of Oi and Contax, and those regarding provisions include primarily the current and non-current provisions of these companies that were proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 213 million (Note 2.b) and Euro 594 million (Note 2.b), totalling Euro 807 million (Note 49). In 2010, changes in the consolidation perimeter correspond primarily to the sale of the 50% stake in Brasilcel.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

42.2.  Increases and reductions

        Increases in provisions and adjustments in the years ended 31 December 2011 and 2010 were recognised in the Consolidated Income Statement as follows:

	2011	2010
	Euro
Continuing operations
Provisions and adjustments	187,166,417	45,825,541
Income taxes (Note 20)	14,193,736	19,036,271
Costs of products sold (Note 10)	3,532,983	2,667,642
Equity in losses of affiliated companies	108,645	8,181,581
Other(i)	2,017,963	54,156,148
Discontinued operations	—	64,418,291

	207,019,744	194,285,474

(i)
In 2010, this caption includes primarily non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 15) recognized in order to adjust certain receivables and inventories to their recoverable amounts and to reflect estimated losses from certain legal actions.

        Decreases in provisions and adjustments in the years ended 31 December 2011 and 2010 were recognised in the Consolidated Income Statement as follows:

	2011	2010
	Euro
Continuing operations
Provisions and adjustments	29,901,721	10,335,275
Costs of products sold (Note 10)	9,378,626	3,592,773
Income taxes (Note 20)	6,633,977	5,240,619
Other	3,374,783	4,099,272
Discontinued operations	—	11,236,696

	49,289,107	34,504,635

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

        In the years ended 31 December 2011 and 2010, the profit and loss caption "Provisions and adjustments" consists of:

	2011	2010
	Euro
Increases in provisions and adjustments for doubtful receivables and other	187,166,417	45,825,541
Decreases in provisions and adjustments for doubtful receivables and other	(29,901,721)	(10,335,275)
Direct write-off of accounts receivable	2,006,963	2,552,853
Collections from accounts receivable which were previously written-off	(3,007,549)	(3,091,175)

	156,264,110	34,951,944

42.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011, the date of the first proportional consolidation of Oi and Contax. Foreign currency translation adjustments in 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro up to 27 September 2010, when Portugal Telecom sold its former investment in Brasilcel.

42.4.  Other movements

        In the year ended 31 December 2011, other movements of provisions and adjustments include primarily:

  •
  The write-off of trade receivables that were previously fully adjusted for;

  •
  The impact of the unfavourable resolution of certain civil claims against Oi, as a result of which this company made payments amounting to Euro 62 million and used judicial deposits of Euro 35 million, which more than offset the financial effect on outstanding provisions.

  •
  The impact of the reclassification of the asset retirement obligation to the caption "Other non-current liabilities".

        In the year ended 31 December 2010, other movements of provisions and adjustments include primarily:

  •
  The write-off of trade receivables that were previously fully adjusted for, which amounted to Euro 89 million and include Euro 52 million and Euro 34 million related to discontinued operations and the operating segment telecommunications in Portugal, respectively;

  •
  Other movements of provisions for litigation, which amounted to Euro 28 million and include Euro 19 million related to discontinued operations and Euro 7 million regarding the unfavourable resolution on the arbitral claim filed by Oni SGPS, S.A. against TMN (Note 49).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

43. Other current and non-current liabilities

        As at 31 December 2011 and 2010, these captions consist of:

	2011	2010
	Euro
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 32)	37,124,881	24,558,468
Dividends payable(i)	214,743,143	3,193,702
Other(ii)	107,792,714	639,422

	359,660,738	28,391,592

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 32)	95,849,637	273,592,641
Asset retirement obligation (Note 3.g)(iii)	54,655,850	—
Other(iv)	96,973,889	12,881,924

	247,479,376	286,474,565

(i)
As at 31 December 2011, this captions includes primarily (1) an amount of Euro 185 million payable to Portugal Telecom's shareholders regarding the anticipated dividend approved by the Board of Directors on 15 December 2011 (Note 23), which was paid on 4 January 2012, and (2) Euro 22 million payable to Oi's non-controlling interests.

(ii)
As at 31 December 2011, this caption includes primarily an account payable to the non-controlling shareholders of Brasil Telecom amounting to Euro 86 million (Notes 1 and 22), following the approval of a distribution of redeemable shares.

(iii)
This caption includes asset retirement obligations recorded by TMN (Euro 32 million), which as at 31 December 2010 were included under the caption "Provisions", and Oi (Euro 22 million).

(iv)
The increase in this caption is explained primarily by the proportional consolidation of Oi, including mainly as at 31 December 2011 an account payable to the non-controlling interests of the Oi Group, amounting to Euro 23 million, in connection with reverse stock splits undertaken in previous years. According to these transactions, the shares issued by various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not have a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken and each company recognized the amount received in this auction as a payable to the former shareholders, which will be reduced to the extent that they request those amounts. In addition, this caption also includes the fair value of derivative financial instruments, amounting to Euro 8.0 million as at 31 December 2011 and Euro 3.4 million as at 31 December 2010 (Note 45.2).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity

44.1.  Share capital

        Portugal Telecom's fully subscribed and paid-in share capital as at 31 December 2010 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

  •
  896,512,000 Ordinary Shares; and

  •
  500 Class A Shares.

        At the Portugal Telecom's General Meeting of Shareholders held on 26 July 2011, it was approved an amendment to the Company's Bylaws that eliminated the special rights granted to the 500 Class A shares (the so-called "golden share"). Consequently, after this approval, these shares do not have any special right.

44.2.  Treasury shares

        As at 31 December 2011 and 2010, this caption includes equity swaps entered into by Portugal Telecom over 20,640,000 treasury shares with an exercise price of Euro 8.63 per share, totaling an amount of Euro 178,071,827 that was recognized as an effective acquisition of treasury shares. As at 31 December 2011, Portugal Telecom had recorded a financial liability related to these equity swaps amounting to Euro 93,767,521, following the repayment of Euro 84,304,306 in 2011 (Note 38.4).

        Additionally, as at 31 December 2011, this caption includes Portugal Telecom's own shares that were acquired by Oi under the strategic partnership between Portugal Telecom and Oi (Note 1), under which it was envisaged that Oi would acquire up to 10% of the Portugal Telecom share capital. Up to 31 December 2011, Oi acquired 64,557,566 shares of Portugal Telecom, representing an interest of 7.2%. The Company's share in this investment, held indirectly through Bratel Brasil, was classified in the Consolidated Statement of Financial Position as treasury shares and amounted to Euro 148,311,037 (Note 1), corresponding to the acquisition price of the shares.

44.3.  Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2011, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

44.4.  Reserve for treasury shares

        The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2011 and 2010, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

44.5.  Revaluation reserve and other reserves and accumulated earnings

        During the years ended 31 December 2011 and 2010, movements in these captions were as follows:

	Balance 31 Dec 10	Comprehensive income	Dividends (Note 23)	Other movements(ii)	Balance 31 Dec 11
	Euro
Income and expenses recognized directly in equity
Net actuarial losses
Net actuarial losses (Note 14)	(451,497,830)	(80,537,620)	—	—	(532,035,450)
Tax effect	112,874,458	20,934,533	—	—	133,808,991
Non-controlling interests	—	2,924,555	—	—	2,924,555
Cumulative foreign currency translation adjustments and other(i)	56,909,480	(300,693,933)	—	—	(243,784,453)
Hedge accounting of financial instruments	(1,699,950)	(411,648)	—	—	(2,111,598)

	(283,413,842)	(357,784,113)	—	—	(641,197,955)

Reserves recognized directly in equity
Revaluation of tangible assets (Note 37)	910,287,026	(126,167,561)	—	(56,152,183)	727,967,282
Tax effect (Note 20)	(217,003,624)	31,541,890	—	14,038,046	(171,423,688)

	693,283,402	(94,625,671)	—	(42,114,137)	556,543,594

Total income, expenses and reserves recognized directly in equity	409,869,560	(452,409,784)	—	(42,114,137)	(84,654,361)
Retained earnings and other reserves	(676,310,472)	—	—	3,720,449,283	3,044,138,811
Net income attributable to equity holders of the parent	5,672,194,967	339,129,232	(1,117,987,321)	(4,554,207,646)	339,129,232
Antecipated dividends	(875,872,500)	—	(184,799,868)	875,872,500	(184,799,868)

	4,529,881,555	(113,280,552)	(1,302,787,189)	—	3,113,813,814

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2011, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, since 31 March 2011, on Portugal Telecom's investments in Oi and Contax.

(ii)
Other movements include the transfers to retained earnings of (1) the revaluation reserve and related tax effect, following the recognition in the Consolidated Income Statement of the amortization of the assets revalued, and (2) the portion of 2010 net income not distributed as dividends.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

	Balance 31 Dec 09	Comprehensive income	Dividends (Note 23)	Tax effect on equity component of exchangeable bonds (Note 20)	Other movements(i)	Balance 31 Dec 10
	Euro
Income and expenses recognized directly in equity
Net actuarial losses (Note 14)	(1,795,396,528)	(450,674,906)	—	—	1,794,573,604	(451,497,830)
Cumulative foreign currency translation adjustments and other	909,629,554	(852,720,074)	—	—	—	56,909,480
Hedge accounting of financial instruments	(2,673,669)	68,060	—	—	—	(2,605,609)

	(888,440,643)	(1,303,326,920)	—	—	1,794,573,604	(397,193,959)
Tax effect	476,693,427	85,730,091	—	—	(448,643,401)	113,780,117

	(411,747,216)	(1,217,596,829)	—	—	1,345,930,203	(283,413,842)

Reserves recognized directly in equity
Revaluation of tangible assets	967,694,440	—	—	—	(57,407,414)	910,287,026
Tax effect	(245,586,305)	14,181,908	—	—	14,400,773	(217,003,624)

	722,108,135	14,181,908	—	—	(43,006,641)	693,283,402

Total income, expenses and reserves recognized directly in equity	310,360,919	(1,203,414,921)		—	1,302,923,562	409,869,560
Retained earnings and other reserves	460,649,177	—	181,107,455	(15,143,542)	(1,302,923,562)	(676,310,472)
Net income attributable to equity holders of the parent	684,734,143	5,672,194,967	(684,734,143)	—	—	5,672,194,967
Antecipated dividends	—	—	(875,872,500)	—	—	(875,872,500)

	1,455,744,239	4,468,780,046	(1,379,499,188)	(15,143,542)	—	4,529,881,555

(i)
Other movements include (1) the recycling to retained earnings of the net actuarial losses related to the unfunded pension obligations transferred to the Portuguese State (Note 14) and (2) the transfer to retained earnings of the revaluation reserve and related tax effect.

45. Financial instruments

45.1.  Financial risks

        Portugal Telecom is primarily exposed to (i) market risks related to changes in foreign currency exchange rates and interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom's financial risk management is to reduce these risks to an acceptable level. The purpose of the financial instruments entered into by Portugal Telecom is to reduce the risk of exposure to changes in interest and exchange rates.

        The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom's Executive Committee. The fair value of these

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

        Regarding Oi's financial instruments, which represent the major part of the Group's total financial instruments, the Executive Committee of Oi annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure a proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

45.1.1.  Foreign currency exchange rate risk

        Foreign currency exchange rate risks relate mainly to Portugal Telecom's investments in Brazil and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        As at 31 December 2011, the risks related to the Company's investments in foreign currencies relate primarily to its investments in Oi and Contax. As at 31 December 2011, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil amounted to R$ 8,667 million (Euro 3,587 million as at the Euro/Real exchange rate prevailing at 31 December 2011). Portugal Telecom does not have in place any financial instrument to hedge the exchange risk on investments in foreign companies.

        As at 31 December 2011, the risks related to debt denominated in currencies different from the Group companies' functional currencies were basically related to foreign currency debt contracted by Oi and its subsidiaries, which represented about 29.9% of its gross debt. In order to minimize this risk, Oi entered into foreign exchange hedging contracts with financial institutions. Out of Oi's debt denominated in foreign currency as at 31 December 2011, 96.2% is protected through exchange rate swaps, currency forwards and foreign currency-denominated cash applications, while the remaining 3.8%, amounting to R$ 319 million (Euro 34 million, corresponding to Portugal Telecom's 25.6% stake proportionally consolidated) is exposed to the risk of the change in the USD/BRL exchange rates.

        The effects of hypothetical changes of relevant risk variables on income statement and shareholders' equity of Portugal Telecom are as follows:

  •
  The impact of the appreciation (devaluation) of the Real against the Euro by 0.1, from 2.42 to 2.32 (2.52), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2011 by approximately Euro 155 million (Euro 143 million), which corresponds to currency translation adjustments on Brazilian investments;

  •
  All other variables being equal, the impact of the appreciation (devaluation) of the US Dollar against the Real by 0.1 during 2011, would have been an increase (reduction) in the contribution of Oi to Portugal Telecom's financial expenses by approximately Euro 0.1 million, as a result of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

    the portion of Oi's debt denominated in foreign currencies that is not protected through derivative financial instruments or cash applications denominated in foreign currencies;

  •
  Most of non-derivative financial assets and liabilities are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

45.1.2.  Interest rate risk

        Interest rate risk basically impact the Group's financial expenses and income on the floating interest rate debt and cash applications. As at 31 December 2011, Portugal Telecom is exposed to this risk primarily in the Euro zone and in Brazil. The Group's consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest-rate swaps, swapping floating rate into fixed rate debt.

        As at 31 December 2011, considering the effects of derivative transactions, 38.9% of consolidated gross debt, amounting to approximately Euro 4,779 million, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments, amounting to Euro 5,668 million as at 31 December 2011, also bears interest at floating rates, thus eliminating the interest rate risk on gross debt. Accordingly, the Group's net exposure to floating interest rates amounted to a net cash position of approximately Euro 889 million as at 31 December 2011. If all market interest rates had been lower (higher) by 1% during the year ended 31 December 2011, net interest expenses would have been higher (lower) by an amount of approximately Euro 2 million (Euro 2 million).

        Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom's long term fixed-rate debt due to changes in market interest rates.

45.1.3.  Credit risk

        Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

        Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 26 and 27). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom's management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these factors. The movement of these adjustments for the years ended 31 December 2011 and 2010 is disclosed in Note 42. As at 31 December 2011, the Group's accounts receivables which were neither adjusted nor deferred and were already due with maturities above one hundred and eighty days amounted to approximately Euro 88 million, as compared to Euro 111 million as at 31 December 2010. As at 31 December 2011, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 42.

        Risks related to treasury activities result mainly from the cash deposits on investments made by the Group. In order to dilute these risks, Portugal Telecom's policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

45.1.4.  Liquidity risk

        This risk may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group's financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom concluded that the Group is able to meet its estimated obligations, based on the available information up to date regarding several factors exogenous to its businesses.

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2011, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom's underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom's committed standby facilities amounted to Euro 5,095 million, a reduction from Euro 6,297 million as at 31 December 2010. This reduction reflects primarily the investments made in the acquisition of the interests in Oi and Contax and dividends paid during the year, which more than offset the impacts resulting from the third and last instalment received under the disposal of Vivo and certain new financings obtained in 2011. The average maturity of Portugal Telecom's net debt as at 31 December 2011 is 5.9 years.

        The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 38), cash and cash equivalents, short-term investments (Note 25) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 44). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

        As at 31 December 2011, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity increased to 63.9%, from 31.3% as at 31 December 2010, primarily as a result of the increase in net debt resulting from the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

investments in Oi and Contax completed on 28 March 2011. The equity plus long-term debt to total assets ratio decreased from 71.6% to 55.5% as at 31 December 2011.

        The following table presents Portugal Telecom's maturity of expected contractual obligations and commercial commitments as at 31 December 2011, on a consolidated basis:

	Total	Less than one year	One to three years	Three to five years	More than five years
	Euro million
Indebtedness	12,357.0	3,304.2	3,590.9	1,578.7	3,883.1
Interest on indebtedness(i)	2,878.5	670.1	1,019.9	560.8	627.7
Post retirement benefits payments(ii)	1,226.2	184.8	327.7	253.2	460.6
Licenses and concessions(iii)	507.8	127.1	141.8	111.9	127.0
Unconditional financial commitments(iv)	322.7	322.7	—	—	—
Operating leases (Note 12)	168.4	45.8	43.6	32.4	46.7

Total contractual obligations	17,460.6	4,654.7	5,123.9	2,537.0	5,145.0

(i)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's indebtedness as at 31 December 2011 assuming that repayments will be made on scheduled dates and considering assumptions regarding interest rates on Portugal Telecom's floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on gross debt and as such do not include any interest income on cash and cash equivalents and short-term investments,

(ii)
This caption includes primarily amounts corresponding to the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, Portugal Telecom has assumed a linear contribution over the coming years. The total amount regarding Portuguese operations differs from the net accrued post retirement liability recognized in the Consolidated Statement of Financial Position primarily because the latter amount relates to the discounted unfunded obligations. In addition, this caption also includes expected contributions to cover the actuarial deficit of BrTPREV Oi's pension plan.

(iii)
This caption includes (1) estimated bi-annual fees due to ANATEL under Oi's concession agreements equal to 2.0% of the net operating revenues of Brasil Telecom, which are derived from the provision of local fixed-line services (excluding taxes and social contributions), and (2) payments due to ANATEL and ANACOM as at 31 December 2011 for radio frequency licenses (Note 39).

(iv)
Unconditional purchase obligations relate basically to contractual agreements with suppliers for the acquisition of tangible fixed assets and stocks, including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

        In addition, Portugal Telecom has announced a remuneration package proposal that includes an ordinary cash dividend of Euro 0.65 per share for the fiscal year ending 31 December 2011, of which Euro 0.215 per share was paid in January 2012 and the remaining Euro 0.435 per share is subject to approval in the Annual Shareholders' Meeting to be held on 27 April 2012.

45.2.  Derivative financial instruments

Hedging derivative financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2011 and 2010, the following financial instruments were classified as cash flow and fair value hedges (Oi's financial instruments disclosed below are expressed based on Portugal Telecom's proportional consolidation stake):

31 Dec 2011

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	EUR interest rate swaps(i)	0.2 - 2.0	163.6	(6.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD interest rate swaps(ii)	0.1 - 3.5	25.7	(1.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps(iii)	8.8	18.4	(0.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps(iv)	2.8 - 8.8	370.1	(2.1)	Eliminate the risk of exchange rate fluctuations in debt instruments
Fair value hedge
MTC	USD/NAD forwards	0.1 - 0.4	1.9	0.3	Eliminate the risk of exchange rate flutuations in expenses in dollars

(i)
Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.

(ii)
Oi and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position at a fixed interest rate.

(iii)
Telemar entered into interest rate swaps in order to convert fixed interest rate payable under exchange rate derivatives for interest rate payable as a percentage of the CDI.

(iv)
Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

31 Dec 2010

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	EUR interest rate swaps	0.7 - 2.5	205.8	(2.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Fair value hedge
MTC	USD/NAD forwards	0.4	10.2	(0.7)	Eliminate the risk of exchange rate flutuations in expenses in US dollars

Derivative financial instruments classified as held for trading

        As at 31 December 2011 and 2010, Portugal Telecom contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (Oi's financial instruments disclosed below are expressed based on Portugal Telecom's proportional consolidation stake):

31 Dec 2011

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Portugal Telecom	EUR interest rate swaps	0.7	14.5	(0.5)	Previous fair value hedges
Oi	USD interest rate swaps(i)	0.8 - 4.4	162.2	(1.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps(ii)	1.2 - 8.8	68.4	1.3	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps(iii)	8.8	39.8	1.8	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps(iii)	0.1 - 4.1	39.7	(6.9)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	BRL/USD cross currency swaps(iv)	4.1	25.8	0.8	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL non delivery forward(v)	0.1 - 0.3	114.9	10.1	Eliminate the risk of the depreciation (appreciation) of the BRL against the USD on debt instruments (cash applications)
Oi	EUR/BRL non delivery forward(v)	0.1 - 0.6	219.1	2.8	Eliminate the risk of the depreciation of the BRL against the EUR on debt instruments

(i)
Oi and its subsidiaries entered into interest rate swaps to hedge debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position in a fixed interest rate.

(ii)
Telemar entered into interest rate swaps to protect payments of Brazilian real-denominated debentures pegged to CDI plus spread, under which has a asset position in CDI plus spread and a liability position in a percentage of CDI.

(iii)
Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

(iv)
Telemar entered into cross currency swaps to reverse other swap contracts, under which has a liability position in US Dollar plus fixed interest rate and a asset position in a percentage of CDI.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

(v)
Telemar entered into future dollar and euro purchase transactions using non-deliverable forwards to protect against a depreciation of the Brazilian Real against those currencies, in light of its debt exposed to the US Dollar and the Euro, not considering such contracts. In addition, Brasil Telecom entered into future dollar sale transactions using non-deliverable forwards to protect against an appreciation of the Brazilian Real against the US Dollar, in light of its cash applications exposed to the US Dollar, not considering such contracts.

31 Dec 2010

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Portugal Telecom	EUR interest rate swaps	1.2	24.4	(1.3)	Previous interest rate fair value hedges
Portugal Telecom	Cross currency swaps EUR/USD	1.0	8.0	(2.1)	Eliminate the risk of exchange rate fluctuations in loans

Effects of derivative financial instruments in the consolidated financial statements

        Derivative financial instruments entered into by the Company as at 31 December 2011 and 2010 were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

	2011				2010
	Other assets	Debt (Note 38)	Other liabilities (Note 43)	Total	Debt (Note 38)	Accued expenses	Other liabilities (Note 43)	Total
	Euro million
Fair value hedges
Exchange rate	0.3	—	—	0.3	—	(0.7)	—	(0.7)
Cash flow hedges
Exchange rate and interest rate	—	(2.1)	—	(2.1)	—	—	—	—
Interest rate	—	—	(7.5)	(7.5)	—	—	(2.1)	(2.1)
Derivatives held for trading
Exchange rate and interest rate	—	8.5	—	8.5	(2.1)	—	—	(2.1)
Interest rate	—	—	(0.5)	(0.5)	—	—	(1.3)	(1.3)

Total	0.3	6.4	(8.0)	(1.3)	(2.1)	(0.7)	(3.4)	(6.2)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

        In the years ended 31 December 2011 and 2010, fair value adjustments related to derivative financial instruments were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

	2011				2010
	Net interest expenses	Net foreign currency exchange losses	Net losses (gains) on financial assets (Note 18)	Total	Net interest expense	Net foreign currency exchange losses	Net losses (gains) on financial assets (Note 18)	Total
	Euro million
Exchange rate	—	(1.0)	—	(1.0)	—	0.3	—	0.3
Exchange rate and interest rate	35.8	(86.5)	—	(50.7)	—	(1.0)	—	(1.0)
Interest rate	1.5	—	(0.6)	1.0	3.7	—	(0.7)	2.9

	37.4	(87.5)	(0.6)	(50.7)	3.7	(0.7)	(0.7)	2.2

        In addition, during the years ended 31 December 2011 and 2010, Group companies recorded the following items directly in the Consolidated Statement of Comprehensive Income:

  •
  Unrealized gains of Euro 24.5 million and losses of Euro 3.9 million, respectively, corresponding to the changes in fair value of cross currency and interest rate swaps classified as cash flow hedges;

  •
  Losses of Euro 25.9 million and gains of Euro 3.8 million corresponding to unrealized gains and losses transferred from other comprehensive income to net income upon its realization.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

45.3.  Other disclosures on financial instruments

        As at 31 December 2011 and 2010, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Caption	2011	2010
	Euro million
Financial assets carried at amortised cost
Cash and cash equivalents	4,930.0	4,764.7
Short-term investments (Note 25)	738.1	341.8
Accounts receivable—trade	1,581.6	1,055.5
Accounts receivable—other(i)	343.4	2,336.5
Other current and non-current assets—QTE transactions (Note 32)	133.0	298.2
Investments in group companies—loans granted (Note 34)	15.6	15.9

	7,741.7	8,812.5

Financial liabilities carried at amortised cost
Debt—exchangeable bonds (Note 38)	723.4	714.2
Debt—bonds (Note 38)	6,870.0	4,375.7
Debt—bank loans (Note 38)	3,372.7	838.2
Debt—equity swaps on treasury shares (Note 38)	93.8	178.1
Debt—other loans (Note 38)	1,165.0	1,022.8
Accounts payable(i)	1,446.2	711.5
Accrued expenses	922.8	558.3
Other current liabilities	322.5	3.8

	14,916.3	8,402.6

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 38)	62.6	75.2
Other current and non-current liabilities—QTE transactions (Note 43)	133.0	298.2

	195.6	373.4

Derivatives designated and effective as hedging instruments carried at fair value (Note 45.2)
Other non-current assets (liabilities)—interest rate derivatives—cash flow hedges	(7.5)	(2.1)
Other non-current assets—exchange and interest rate derivatives—fair value hedges	0.3	—
Debt—exchange and interest rate derivatives—cash flow hedges	(2.1)	—
Accrued expenses—exchange and interest rate derivatives—fair value hedges	—	(0.7)

	(9.4)	(2.8)

Derivatives held for trading (Note 45.2)
Debt—Exchange rate and interest rate derivatives	8.5	(2.1)
Other non-current assets (liabilities)—Interest rate derivatives	(0.5)	(1.3)

	8.1	(3.4)

(i)
Accounts receivable and payable include certain items which do not meet the requirements to be classified as either financial assets or financial liabilities, respectively, and therefore were excluded from these captions.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

        IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on measurement date. In addition, this standard refers that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (observable data) and a less weight to inputs based on data without transparency (unobservable data). Except for debt, the fair value of which is disclosed in Note 38, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

  •
  Except for fixed rate notes amounting to Euro 50 million and the non-convertible bonds obtained by the Oi Group and its controlling shareholders totalling Euro 1,950 million (Note 38), which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

  •
  For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For the liability related to equity swaps on treasury shares, the fair value of these instruments, representing a negative amount of Euro 7.7 million as at 31 December 2011, was determined externally based on the difference between the exercise price of these equity swaps and Portugal Telecom's stock price as of that date, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For derivative financial instruments contracted, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

  •
  For other loans not mentioned above, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above.

        Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate, which for financial instruments contracted by Portugal Telecom or any of its 100%-owned subsidiaries with maturities between 1 month and 10 years vary between 5.8% and 11.2%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

46. Guarantees and financial commitments

        As at 31 December 2011, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro
Bank and other guarantees given by Oi(i)	871,729,739
Bank and other guarantees given by Portuguese companies to courts and tax authorities(ii)	273,675,513
Bank guarantees given to other entities:
On behalf of PT Comunicações(iii)	21,791,615
On behalf of TMN(iv)	17,206,927
Other bank guarantees	4,787,157

Total	1,189,190,951

(i)
Bank and other guarantees given by Oi intend primarily to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL.

(ii)
Bank and other guarantees given by Portuguese companies to courts and tax authorities include primarily Euro 267 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2008, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss occurred in 2006 following the liquidation of a subsidiary, as explained in Note 49. In accordance with Portuguese tax legislation, the Company has presented these guarantees and submitted a claim or an appeal to the tax authorities in order to be able to hold open discussions with the tax authorities and avoid the payment of a given tax assessment. In Portugal, these two conditions are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

(iii)
Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

(iv)
Bank guarantees given on behalf of TMN include primarily a guarantee presented to Anacom amounting to Euro 15 million in connection with the LTE license acquired in 2011.

        As at 31 December 2011, Portugal Telecom had given guarantees amounting to Euro 439 million in favour of the European Investment Bank in connection with bank loans obtained from this bank (Note 38.3). In addition, certain loans obtained by the Oi Group, totalling Euro 715 million, are collateralized by either its receivables or by guarantees presented by its parent company or its subsidiaries.

        Under the cross-border lease transactions entered into by TMN (Notes 32 and 43), the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee (the entity that financed the operation). As at 31 December 2011, the total drawing amount under these letters of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

46. Guarantees and financial commitments (Continued)

credit is US$ 5 million, equivalent to Euro 4 million at the exchange rate prevailing at year end. In addition, Portugal Telecom had bank deposits amounting to Euro 3 million as at 31 December 2011, the use of which was restricted due to these cross-border lease transactions.

47. Consolidated Statement of Cash Flows

(a)   Cash flows from operating activities relating to continuing operations

        Following the acquisition of the investments in Oi and Contax completed on 28 March 2011, the cash flows from these companies were proportionally consolidated in Portugal Telecom's Statement of Cash Flows as from 1 April 2011, which explains the increases occurred in 2011 in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)   Payments relating to income taxes

        The increase in this caption in 2011 is primarily explained by (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 62 million), and (2) withholding taxes paid by Bratel Brasil and PT Móveis related to interest income obtained from the financial applications related to the proceeds received from the disposal of Vivo. The reduction in this caption in 2010, as compared to the year 2009, is primarily explained by lower payments on account at Portuguese operations, which amounted to Euro 48 million in 2010 and Euro 108 million in 2009, and a higher cash receipt in 2010 regarding the last installment of the 2009 income taxes (Euro 59 million), as compared to the previous year (Euro 11 million), following the decrease in tax earnings from operations in Portugal. This effect was partially offset by increases in income taxes paid by certain foreign operations, including GPTI which was consolidated as from 1 March 2010.

(c)   Payments relating to indirect taxes and other

        This caption includes primarily payments related to the expenses recorded in the caption "Indirect taxes" (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(d)   Short-term financial applications

        These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 204,168,957 and Euro 320,167,898 in 2011 and 2010, respectively, as compared to net cash receipts of Euro 13,204,259 in 2009.

(e)   Cash receipts from financial investments

        In the year ended 31 December 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 33). In the year ended 31 December 2009, this caption includes primarily the total proceeds received by Portugal Telecom in

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

connection with the disposal of the investement in Médi Télécom, amounting to Euro 400 million (Note 34).

(f)    Cash receipts (payments) resulting from interest and related income (expenses)

        In the years ended 31 December 2011, 2010 and 2009, cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 308,144,601, Euro 227,055,122 and Euro 211,034,378, respectively. The significant increase in 2011 relates primarily to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 185 million), partially offset by interest income received during the first quarter of 2011 on financial applications related to the proceeds received from the disposal of Vivo.

(g)   Dividends received

        During the years ended 31 December 2011, 2010 and 2009, cash receipts resulting from dividends were as follows:

	2011	2010	2009
	Euro
Unitel(i)	125,865,835	44,087,222	121,408,615
CTM (Note 34)	19,924,726	8,347,332	17,967,803
Other	1,418,552	1,668,186	787,738

	147,209,113	54,102,740	140,164,156

(i)
In 2011 and 2010, this caption includes US$175 million (Note 27) related to the 2009 earnings and US$60 million related to the 2008 earnings, respectively. In 2009, this caption includes the dividends received from Unitel related to its earnings of 2007 and 2008 amounting to US$ 80 million and US$ 90 million , respectively.

(h)   Cash receipts resulting from other investing activities

        In the year ended 31 December 2011, this caption relates mainly to the reimbursement in the third quarter of 2011 of loans that had been granted to Dedic prior to its integration in Contax, amounting to Euro 39 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

(i)    Payments resulting from financial investments

        During the years ended 31 December 2011, 2010 and 2009, cash payments resulting from financial investments were as follows:

	2011	2010	2009
	Euro
Acquisition of the investments in Oi and Contax (Note 2.b)
Purchase price	3,727,568,622	—	—
Cash and cash equivalents as at 31 March 2011	(1,503,868,462)	—	—
Acquisition of the investment in Allus (Note 2.b)		—	—
Purchase price	43,744,918	—	—
Cash and cash equivalents as at the acquisition date	(1,891,216)	—	—
Other	114,183	3,654,405	10,614,560

	2,265,668,045	3,654,405	10,614,560

        In connection with the strategic investment in Oi and Contax, Portugal Telecom paid financial taxes for the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction which were included under the caption "Payments resulting from other investing activities".

(j)    Loans obtained and repaid

        These captions relate basically to commercial paper and other bank loans which are regularly renewed.

        During the year ended 31 December 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,455,229,558 and, as explained in Note 38, includes primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase of Euro 466 million in the outstanding amount due under commercial paper programmes; (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011; and (4) bonds issued by Brasil Telecom and TNL during the nine months period between 31 March and 31 December 2011, totaling R$ R$6,450 million, equivalent to Euro 710 million. These effects were partially offset by: (1) the repayment by TNL during the nine months period between 31 March and 31 December 2011 of certain financings that were outstanding as at 31 March 2011, which totaled R$3,500 million, equivalent to Euro 385 million; (2) the repayment of Euro 450 million related to the amount due to the Portuguese State in connection with the transfer of unfunded pension liabilities; and (3) the Euro 84 million payment regarding the equity swap contracts over treasury shares.

        During the year ended 31 December 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 199,302,809 and, as mentioned in Note 38, include primarily two loans obtained from the EIB totaling Euro 200 million.

        During the year ended 31 December 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 501,653,825. Cash receipts from loans obtained include primarily Eurobonds issued by PT Finance in 2009 (Euro 2,050 million) and the floating rate notes issued by

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

PT Finance in July 2009 (Euro 250 million). Cash payments from loans repaid include mainly the repayments of: (1) the Eurobond issued by PT Finance in 1999 (Euro 880 million); (2) the commercial paper outstanding as at 31 December 2008 (Euro 649 million); and (3) the floating rate notes issued by PT Finance in December 2008 (Euro 200 million).

(k)   Dividends paid

        The detail of dividends paid during the years ended 31 December 2011 and 2010 is as follows:

	2011	2010	2009
	Euro
Portugal Telecom (Note 23)
Dividends related to the profits from the previous year	1,117,987,321	503,626,688	503,626,688
Antecipated dividends related to the current year profits	—	875,872,500	—
Oi	41,996,344	—	—
MTC	20,917,104	40,603,314	10,629,021
Cabo Verde Telecom	14,132,586	22,727,792	14,104,445
Timor Telecom	7,655,850	6,242,334	4,877,754
TPT	2,266,000	1,936,000	—
Other	1,100,258	943,247	2,263,833

	1,206,055,463	1,451,951,875	535,501,741

(l)    Payments resulting from the acquisition of treasury shares

        This caption corresponds to the total amount paid by Oi during the second quarter of 2011 for the acquisition of Portugal Telecom's shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(m)  Payments resulting from other financing activities

        In 2011, this caption includes primarily the settlement of cross currency derivatives by Oi, amounting to Euro 46 million, and payments to non-controlling interests of Africatel amounting to Euro 6 million related to share capital reductions undertaken by this company. In 2009, this caption includes mainly an amount of Euro 38 million related to the settlement of exchange rate derivatives previously held by Portugal Telecom.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2011 and 2010 and transactions occurred during the years then ended between Portugal Telecom and associated companies and jointly controlled entities are as follows:

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010
	Euro
Oi	2,091,400	—	—	—	—	—
Other international companies:
Unitel(i)	134,700,312	264,643,043	7,782,994	9,962,132	—	—
Multitel	6,572,238	5,495,659	56,493	195,296	899,967	897,608
CTM	267,296	191,380	126,389	61,249	—	—
Other	927,814	1,492,935	26,760	173,452	—	—
Domestic companies:
Páginas Amarelas	4,117,229	8,722,197	11,012,396	13,880,468	—	—
PT-ACS	4,606,221	3,974,227	2,217,668	1,093,317	—	—
Fundação PT	263,520	431,712	21	20	—	—
Sportinveste Multimédia	63,327	21,978	535,574	400,912	32,618,668	33,618,668
Siresp	8,412	7,341	—	95	4,423,980	4,292,800
Other	149,741	321,691	521,316	482,498	3,333,674	457,068

	153,767,510	285,302,163	22,279,611	26,249,439	41,276,289	39,266,144

(i)
Accounts receivable from Unitel as at 31 December 2011 and 2010 include dividends or free reserves amounting to Euro 122 million and Euro 249 million, respectively (Note 27).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

	Costs		Revenues		Interest charged
Company	2011	2010	2011	2010	2011	2010
	Euro
Oi(i)	2,032,352	—	79,581,553	—	503,185	—
Other international companies:
Unitel	9,490,919	13,387,555	13,471,935	13,981,301	—	—
Multitel	183,277	161,880	1,518,082	1,105,396	—	—
CTM	90,610	130,686	271,993	254,770	—	—
Other	300,613	353,449	130,008	376,055	—	—
Domestic companies:
Páginas Amarelas(ii)	36,496,709	49,854,541	2,256,988	4,053,841	—	—
PT-ACS	4,289,932	5,218,260	3,752,210	2,367,743	—	—
Sportinveste Multimédia	1,081,514	1,325,699	279,426	82,614	87,242	93,676
Siresp	—	—	15,102,300	13,666,789	132,210	114,076
Other	5,994,031	1,234,069	3,855,932	4,431,306	—	—

	59,959,957	71,666,139	120,220,427	40,319,815	722,637	207,752

(i)
This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)
The reduction in costs with Páginas Amarelas relates primarily to the decline in the directories business, as mentioned in Note 7.

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

  •
  Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

  •
  Roaming agreements entered into with Unitel; and

  •
  Call centre services provided by Contax to Oi.

        As mentioned above, Portugal Telecom concluded on 27 September 2010 the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day, Euro 1,000 million on 30 December 2010 and Euro 2,000 million on 31 October 2011, in accordance with the terms of the agreement with

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

Telefónica. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,423 million and Vivo was no longer considered a related party as at 31 December 2010. The transactions between Portugal Telecom and Vivo occurred in 2010 up to the disposal, which consisted primarily of call centre services rendered by Dedic, amounted to Euro 101 million, corresponding mainly to 100% of revenues recognized by Portugal Telecom and its subsidiaries with Vivo, as the results of Vivo are no longer proportionally consolidated.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits and short-term investments made by the Company in those financial institutions, as well as telecommunications services rendered by the Company to those entities. Transactions occurred during 2011 and balances as at 31 December 2011 between Portugal Telecom and its major shareholders, excluding bank deposits and short-term investments, are as follows (including VAT):

Company	Revenues and gains(i)	Costs and losses(i)	Accounts receivable	Accounts payable
	Euro
Caixa Geral de Depósitos	54,171,401	11,185,302	5,610,759	506,281
BES	107,846,541	31,849,608	3,348,902	—
Visabeira	6,251,177	97,957,253	2,497,519	12,643,673
Controlinveste	2,696,760	50,994,482	236,228	8,212,821
Ongoing	1,114,823	3,337,710	379,247	366,677
Barclays	407,638	10,368,511	177,504	—

	172,488,340	205,692,866	12,250,159	21,729,452

(i)
Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

        The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

        Pension and healthcare funds, which were incorporated to cover the Company's post retirement benefit plans (Note 14.1), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2011, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 43 million, Euro 79 million and Euro 56 million, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

c)     Other

        During the years ended 31 December 2011 and 2010, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.32 million and Euro 6.68 million, respectively.

        Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration ("AVR") related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance ("VRMT"), which payment is deferred for a period of 3 years. In 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2.34 million, and in 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3.52 million. In 2011 and 2010, there were no payments related to the VRMT and, under the terms of the approved remuneration policy of executive board members, the deferred payment of AVR and VRMT amounted to Euro 4.28 million as at 31 December 2011, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. On an annual basis, Portugal Telecom recognizes an accrual for the variable remunerations.

        Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Remunerations Committee approved an extraordinary variable remuneration payable to the Chairman and five executive board members regarding their performance under the Vivo transaction (Note 1) and the acquisition of a strategic investment in Oi and Contax (Note 1). Under the terms of the remuneration policy of board members, in 2011 was paid to the chairman and five executive board members 50% of the above mentioned extraordinary variable remuneration amounting to Euro 2.55 million, and the payment of the remaining 50% was deferred for a period of 3 years, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. Following the Vivo transaction and based on a board of directors' recommendation, the executive committee approved in December 2010 the payment to the majority of Portugal Telecom's employees of an extraordinary variable remuneration totaling Euro 14 million.

        Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom's board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in 2011 a total fixed compensation of Euro 1.21 million, which was established by the competent corporate bodies in accordance with local legislation.

        During the years ended 31 December 2011 and 2010, fixed remuneration of Portugal Telecom's key employees amounted to Euro 5.6 million and Euro 6.9 million, respectively, and variable remuneration amounted to Euro 3.6 million and Euro 3.4 million, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

        In addition to the above mentioned remunerations, executive board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group. As at 31 December 2011, there were no board members entitled to post retirement benefits under the plans of PT Comunicações and there were seven key employees of Portugal Telecom entitled to those benefits with the corresponding liability amounting to Euro 0.5 million as at 31 December 2011.

        As at 31 December 2011, there was no share based payment program or termination benefit in place.

        For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

        One of Portugal Telecom's non-executive board members is also executive director of "Heidrick & Struggles—Consultores de Gestão, Lda", which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 1.2 million (excluding VAT) in 2011.

        As at 31 December 2011, Portugal Telecom did not have any outstanding balances with board members or key employees.

49. Litigation

49.1.  Consolidated legal proceedings and tax contingencies

a)    Probable loss

        As at 31 December 2011 and 2010, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. The Group, based on the opinion of its internal and external legal counsels, recorded provisions (Note 42) for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

	2011	2010
	Euro
Civil claims	455,240,630	18,117,450
Labor claims	220,946,141	4,230,646
Other	4,274,712	4,915,363

Sub-total	680,461,483	27,263,459

Tax	163,444,761	54,761,153

Total	843,906,244	82,024,612

        The increase occurred in the year ended 31 December 2011 is basically explained by the impact of the proportional consolidation of current and non-current provisions from Oi and Contax in Portugal Telecom's Statement of Financial Position as at 31 March 2011, amounting to Euro 213 million and Euro 594 million, respectively, totaling Euro 807 million (Note 49.3).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

        As at 31 December 2011, the effect of the proportional consolidation of Oi and Contax amounted to Euro 760 million (Note 49.3) and, excluding this effect, total consolidated legal proceedings and tax contingencies would have amounted to Euro 79 million (Note 49.2), as compared to Euro 82 million as at 31 December 2010.

b)    Possible loss

        As at 31 December 2011 and 2010, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the likelihood of future cash outflows was considered possible based on the information provided by its legal counsels, and therefore are not provided for. The nature of these contingencies is as follows:

	2011	2010
	Euro
Civil claims	213,348,131	55,083,437
Labor claims	257,149,316	30,968,381
Other	18,492,008	35,996,745

Sub-total	488,989,455	122,048,563

Tax	1,969,003,002	43,380,565

Total	2,457,992,457	165,429,128

        The increase occurred in the year ended 31 December 2011 relates basically to Oi and Contax, which had legal proceedings and tax contingencies for which loss was considered possible amounting to Euro 2,346 million as at 31 December 2011 and Euro 2,433 million as at 31 March 2011 (Note 49.3). Excluding the impacts of Oi and Contax, total legal proceedings and tax contingencies for which loss was considered possible totaled Euro 112 million (Note 49.2) as at 31 December 2011, as compared to Euro 165 million as at 31 December 2010.

49.2.  Legal proceedings and tax contingencies against Portuguese subsidiaries and certain international operations

        Excluding Oi and Contax (Note 49.3), consolidated legal proceedings and tax contingencies for which related losses were considered probable and possible, which are primarily related to Portuguese operations, amounted to Euro 79 million (Note 49.1) and Euro 112 million (Note 49.1) as at 31 December 2011, respectively, as compared to Euro 82 million and Euro 165 million, respectively. The following litigation processes relate to the main claims, legal actions and tax contingencies against Portuguese subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels and in accordance with the definitions of IAS 37, that related losses are remote, which therefore are not included in the amounts disclosed above.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

a)    Claims for municipal taxes and fees

        Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession and that it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

        In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favour of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal was partially favorable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and this appeal is pending decision.

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

        Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators which network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. On 6 October 2010, in Case 0363/10, this interpretation was confirmed by the Supreme Administrative Court of Portugal.

        Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions filed by some municipalities against PT Comunicações regarding this matter.

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and TMN for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

        In April 2007, Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by Autoridade da Concorrência. However, on 1 September 2008, Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. On 29 September 2008, PT Comunicações appealed to the Commerce Court of Lisbon and, on 29 February 2012, the Commerce Court of Lisbon cleared PT Comunicações on the fine imposed by Autoridade da Concorrência. Portugal Telecom, based on the opinion of its internal and external legal counsels, had not recorded any provision for this matter.

        In September 2009, Portugal Telecom was notified of the decision of Autoridade da Concorrência in the misdemeanour proceedings no. 05/03 further to which Autoridade da Concorrência imposed a fine of Euro 45 million for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer "Rede ADSL PT". On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspended the decision of Autoridade da Concorrência. Portugal Telecom disagreed of the decision taken and understood that, even if a sanction would be justified, which was not the case, the fine imposed exceeded in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. In 2011, Portugal Telecom was notified of the decision of the Commerce Court of Lisbon that declared the termination of this proceeding for prescription purposes, as from 30 June 2011. Portugal Telecom, based on the opinion of its internal and external legal counsel, had not recorded any provision for this matter.

        In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it held as the sole owner of Portugal Telecom's Class A Shares (the so-called "golden share"). The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A Shares acted as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice. On 8 July 2010, the European Court of Justice decided that the special rights held by the Portuguese State in Portugal Telecom were in breach of the European Community Treaty rules and Law. The General Shareholders' Meeting held

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

on 26 July 2011, approved an amendment to the Company's Bylaws that eliminated the special rights granted to the 500 Class A shares, as mentioned in Note 44.1.

        On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. In October 2011, Portugal Telecom was notified of a Statement of Objections sent by the European Commission to Portugal Telecom and Telefonica on this matter. The Statement of Objections only covers the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, Portugal Telecom contested the alleged by the European Commission. The sending of a Statement of Objections does not prejudge the final outcome of the investigation.

c)     Other Legal Proceedings

        In March 2004, TV TEL Grande Porto—Comunicações, S.A., or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. The trial was concluded in 2011 and the parties wait for the judicial decision.

        In March 2011, Optimus—Comunicações S.A. ("Optimus") filed a claim against Portugal Telecom in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom—Infocomunicações, S.A ("Oni") filed a claim against Portugal Telecom in the same court for the payment of approximately Euro 1.5 million, both related to the proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription purposes, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately Euro 45 million, as referred to above. Optimus and Oni sustained their position by arguing that suffered losses and damages as a result of Portugal Telecom's conduct. The Company countered all the arguments presented by Optimus and Oni and, based on the opinion of its internal and external legal counsel, had not recorded any provision for this matter.

        In December 2008, Oni SGPS, SA, SA ("Oni") filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Oni Way—Infocomunicações, SA. TMN submitted its defence

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of Euro 6.9 million (Note 42). The Company had recorded a provision for this legal action as at 31 December 2009, and subsequently paid this amount in 2010.

d)    Tax contingencies

        There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2009 (Euro 173 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 59 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2007 totalling Euro 267 million (Note 46). As at 31 December 2011, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisors, that there are solid arguments to oppose the position of the tax authorities, and therefore did not consider the losses related to these tax contingencies as either probable or possible.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

49.3.  Legal proceedings and tax contingencies against Oi, Contax and its controlling shareholders

a)    Probable loss

        As at 31 December 2011 and 31 March 2011, the nature and detail of the main legal proceedings and tax contingencies against Oi, Contax and its controlling shareholders, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

			31 Dec 2011		31 Mar 2011
			Euro (proportional)	Brazilian Reais (100%)	Euro (proportional)	Brazilian Reais (100%)
			Million
Civil(i)	(i	)
Corporate Law	(a	)	249.2	2,350.1	271.6	2,444.1
ANATEL estimates and fines	(b	)	99.8	941.0	94.4	849.5
Other			92.8	873.4	97.4	875.5

Sub-total			441.8	4,164.5	463.4	4,169.1

Labor(ii)	(ii	)
Overtime	(a	)	78.0	736.0	76.3	686.9
Salary differences and related effects	(b	)	25.8	243.4	36.5	328.7
Hazardous work conditions	(c	)	24.0	226.3	25.8	232.5
Indemnities	(d	)	23.5	221.2	22.1	199.3
Stability and integration	(e	)	16.1	151.8	8.9	79.9
Additional post retirement benefits	(f	)	8.1	76.4	11.4	102.7
Lawyers and expert fees	(g	)	6.3	59.0	1.3	11.8
Contractual rescissions	(h	)	4.7	44.6	13.4	121.0
Other	(i	)	29.9	221.4	39.5	316.1

Sub-total			216.4	1,979.9	235.3	2,078.8

Tax(iii)	(iii	)
ICMS(Value Added Tax)	(a	)	64.1	604.9	69.3	623.6
FUNTEL	(b	)	12.8	120.6	12.3	110.9
Other			25.0	189.6	27.0	221.3

Sub-total			101.9	915.1	108.7	955.9

Total (Note 49.1)			760.1	7,059.5	807.3	7,203.8

(i)
Civil contingencies
(a)
Corporate Law

  As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

  CRT shares, being the number of shares to be issued to each subscriber determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT's shares. Beginning in June 1997, certain of CRT's fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

  In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. ("Telems"), Telecomunicações de Goiás S.A. ("Telegoiás") and Telecomunicações do Mato Grosso S.A. ("Telemat"), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

  Brasil Telecom, based on the decisions of the court of justice issued in 2009, considers the risk of loss regarding these proceedings as probable. Currently, the provisions for these lawsuits are based on (i) several legal interpretations, (ii) the number of ongoing lawsuits by matter discussed and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

  At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Brasil Telecom to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court news, which do not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled to, measuring the capital invested at the book value per share as reported in the company's monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or dispose of the shares, and (iii) the result obtained must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

  As at 31 December 2011, Oi recorded provisions in the amount of R$2,350 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,444 million as at 31 March 2011.

(b)
ANATEL estimates and fines

  Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31 December

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

  2011, Oi recorded provisions in the amount of R$941 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$850 million as at 31 March 2011.

(ii)
Labor contingencies

  Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for:

  (a)
  Overtime—Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

  (b)
  Salary differences and related effects—Substantially represents amounts arising from salary equalization/reclassification differences, claimed by employees who allegedly receive a lower compensation than coworkers holding a similar position, associated with other requirements provided for by the applicable law.

  (c)
  Hazardous work conditions—Reflect, substantially, the expected unfavorable outcome in lawsuits on the mandatory payment of hazardous duty premium to employees working under conditions classified as hazardous, mainly next to high-voltage installations.

  (d)
  Indemnities—Refer to reimbursement of or compensation claims for damages suffered while employed by the company, for several reasons, such as: occupational accidents, temporary tenure, pain and suffering, reimbursement of payroll deductions, daycare allowance, and productivity bonuses according to collective bargaining agreements.

  (e)
  Stability and integration—Claim due to alleged non-compliance with an employee's special condition which prohibited termination of the employment contract without cause.

  (f)
  Additional post retirement benefits—Claims related to differences allegedly due in the pension benefit of former employees, proportionally to other claimed amounts granted by courts and not initially considered in the calculation of the pension benefit.

  (g)
  Lawyers and expert fees—Installments paid to the plaintiffs' lawyers and appointed court experts, when expert evidence is necessary during the fact-finding stage.

  (h)
  Contractual rescissions—Amounts due to claimants arising from the termination of employment contract, such as vacation pay (proportional/vested), thirteenth salary FGTS fine, and the increase in this pay proportionally to other amounts claimed that allegedly should be included in the calculation of severance pay.

  (i)
  Other labor contingencies—Include primarily joint liability allegations by employees of third-party service providers, lawsuits related to differences owed on the deposits in the claimant's severance pay fund ("FGTS") and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

  As at 31 December 2011, the total estimated contingencies in connection with labor claims against Oi and Contax in respect of which the risk of loss was deemed probable totaled R$1,980 million, as compared to R$2,079 million as at 31 March 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

(iii)
Tax contingencies

(a)
ICMS (Value Added Tax)

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

  Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunication services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

  As at 31 December 2011, Oi recorded provisions in the amount of R$605 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$624 million as at 31 March 2011.

(b)
FUNTTEL

  FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds. As at 31 December 2011, Oi recorded provisions in the amount of R$121 million for assessments of the FUNTTEL, as compared to R$111 million as at 31 March 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

b)    Possible loss

        As at 31 December 2011 and 31 March 2011, the nature of the legal proceedings and tax contingencies against Oi and Contax for which the risk of loss was deemed possible is as follows:

	31 Dec 2011		31 Mar 2011
	Euro (proportional)	Brazilian Reais (100%)	Euro (proportional)	Brazilian Reais (100%)
	Million
Civil(i)	140.2	1,297.1	162.0	1,439.6
Labor(ii)	256.6	1,930.7	420.9	3,392.4
Tax(iii)	1,949.0	18,325.5	1,849.6	16,618.5

Total (Note 49.1)	2,345.8	21,553.3	2,432.5	21,450.5

(i)
Civil contingencies

Refer to lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, bidding processes, among other. The total amount included in the table above regarding civil contingencies is based exclusively on the amounts claimed by the plaintiffs, which are typically higher than the actual claim case.

The challenges described above also include certain ongoing litigation with committed subscribers and assignees of committed subscribers of fixed telephony in Region I, who alleged non-full compliance with certain financial participation agreements prior to the privatization. These lawsuits currently involve approximately 50 thousand agreements and Oi did not recognize any provision since its legal counsel assesses the risk of loss as possible. As the lawsuits related to these agreements were not yet trialed it is not practicable to measure possible disbursements in such lawsuits. Accordingly, based on the provisions of IAS 37, Oi does not have an estimate of the amounts involved to be disclosed in is financial statements.

In September 2004, the Federal Public Prosecution Office and the Rio de Janeiro State Public Prosecution Office filed a civil suit against TNL, Telemar, TNL PCS and the Federal Government requesting the annulment of the transfer of the TNL PCS share control to Telemar, and the payment of compensation for pain and suffering and material damages allegedly inflicted to the non-controlling shareholders and the financial market. The sale of TNL PCS share control to Telemar is also challenged by two non-controlling shareholders and by the CVM in an administrative proceeding filed to determine whether there were any irregularities in the transaction. Oi deemed the risk of loss of those two claims as possible. These three claims were judged unfounded by the lower court and accordingly Oi's legal counsel reassessed the possibility of loss from possible to remote.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

  In July 2009, a class civil action was filed against Telemar by the Federal Government, the Federal Public Prosecution Office, the Federal District and Territories Public Prosecution Office, customer protection bodies and several State Consumer Protection Agencies seeking compensation for alleged collective pain and suffering caused by non-compliance of the rules to establish general Customer Service standards. Telemar filed its defense arguments on 16 September 2009, and waits the lower court decision.

  Telemar and its subsidiaries are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against Telemar and its subsidiaries. Oi deemed the risk of loss as possible that it will be fined in one or more of such proceedings and have not recorded any provisions for those claims

(ii)
Labor contingencies

  Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty premium, and joint liability, the nature of which is described in detail above.

(iii)
Tax contingencies

  As at 31 December 2011, the estimated contingencies in connection with tax proceedings against Oi and Contax in respect of which the risk of loss was deemed possible amounted to R$18,276 million, as compared to R$16,618 million as at 31 March 2011. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following.

(a)
Value Added Tax ("ICMS")—Tax assessments amounting approximately to R$5,646 million, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

(b)
City taxes—Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wakeup call services, and other communication services. The total amount involved is approximately R$2,487 million, which is not accrued because the legal counsel in charge considers the likelihood of an unfavorable outcome possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

(c)
INSS—Lawsuits amounting approximately to R$1,590 million, mainly related to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

(d)
Federal taxes—Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting approximately to R$6,085 million.

50. Subsequent events

        Following the revision of the sovereign rating to BB, Standard & Poors, on 21 January 2012, reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B. On 13 April 2012, Moody's announced its review of the credit ratings of Portugal Telecom and its wholly owned subsidiary PT Finance, through which Portugal Telecom have obtained certain of its indebtedness, downgrading the long-term ratings from Ba1 to Ba2, with negative outlook.

        At the Board of Directors meeting of Brasil Telecom held on 6 February 2012, it was approved the issuance of non-convertible debentures amounting to R$ 2,000 million.

        In February 2012, Brasil Telecom issued Senior Notes amounting to US$ 1,500 million, which mature in February 2022 and bear interest at an annual rate of 5.75%.

        The general meetings of Brasil Telecom, TNL, Coari and Telemar, held on 27 February 2012, approved Oi's corporate simplification (Note 1). Following this approval, the current corporate structure constituted by TNL, Telemar and Brasil Telecom is integrated in Brasil Telecom, which will be renamed Oi S.A., and will have only two share classes (common shares, ON, and preferred shares, PN) traded in the Bovespa and in the NYSE, through an ADR programme. As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares and its subscribed capital, fully paid, will be R$ 6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value. The number of shares outstanding and therefore the final position of Telemar Participações, Oi's controlling shareholder, and Portugal Telecom will be established after the exercise of withdrawal rights by shareholders entitled to such. Portugal Telecom's estimated economic position in Oi, direct and indirect, will be between 21.5% and 25.1%. The period of application of the withdrawal ends on 29 March 2012.

        Except for those mentioned above, there were no significant events occurred after 31 December 2011 either requiring adjustment or disclosure in these consolidated financial statements.

EXHIBITS TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.
Subsidiary companies

II.
Jointly controlled entities

III.
Associated companies

I. Subsidiaries

Subsidiaries located in Portugal:

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Comunicações (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Openideia—Tecnologias de Telecomunicações e Sistemas de Informação	(a)	Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Portugal Telecom Data Centre, SA	(b)	Covilhã	Provision of services and product supply in the area of information systems and technologies, including data processing, hosting and related aspects.	PT Portugal (100%)	100.00%	—
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network—Prestação Serviços de Gestão Infra-estrutura.cominic. ACE	(a)	Lisbon	Providing postal network services.	PT Comunicações (51%)	51.00%	51.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA	(c)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	—	—	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales—Serviços de Telecomunicações e Sistemas de Informação , SA ("PT Sales")		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	75.00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); TMN (0.1%)	100.00%	100.00%
TMN—Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it®—Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52.50%)	52.50%	52.50%

(a)
These companies were consolidated by the equity method.

(b)
This company was incorporated in 2011.

(c)
This company was merged through the incorporation of its assets and liabilities into PT Comunicações.

Subsidiaries located in Brazil:

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA		São Paulo	Management of investments.	Bratel BV (98.77%); PT Brasil (1.23%)	100.0%	100.0%
Dedic, SA	(a)	São Paulo	Call center services.	—	—	87.50%
GPTI—Tecnologias de Informação, SA	(a)	São Paulo	Provision of IT systems and services.	—	—	87.50%
Istres Holding S.A		São Paulo	Management of investments.	PT Inovação Brasil (90%); PT Brasil (10%)	100.00%	100.00%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	PT SGPS (99.99%); PT Comunicações (0.01%)	100.0%	100.0%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)
As mentioned in Note 1, on 1 July 2011, Portugal Telecom exchanged its investments in Dedic and GPTI for a 7.6% stake in Contax, following which these companies became subsidiaries of Contax which in turn is classified by Portugal Telecom as a jointly controlled entity (Exhibit II).

Subsidiaries located in Africa:

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco—Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda—Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
Openideia Marrocos		Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Openideia Angola		Casablanca	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(c)	Namibia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%
TMM—Telecomunicações Móveis de Moçambique	(b)	Maputo	Mobile cellular services operator	Portugal Telecom (98%)	98.00%	98.00%
STP Cabo	(d)	São Tomé e Principe	Submarine cable manager	CST (74.5%)	28.50%	—

(a)
Portugal Telecom has the majority of board members of Cabo Verde Telecom and controls its financial and operating policies.

(b)
These companies were consolidated by the equity method.

(c)
Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

(d)
This company was incorporated in 2011 with the purpose of managing a submarine cable in the African coast.

Other subsidiaries:

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Bratel BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Africatel		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
CVTEL, BV	(a)	Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	(b)	Macau	Promotion and marketing of telecommunications services.	—	—	100.00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	(a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54,01%)	41.12%	41.12%

(a)
These companies were consolidated by the equity method, as they are currently not developing any activity.

(b)
This company was liquidated in 2011.

II.    Companies consolidated using the proportional method

JOINTLY CONTROLLED ENTITIES—CONTROLLING SHAREHOLDERS

				PERCENTAGE OF OWNERSHIP
				Dec 11
Company	Notes	Head office	Activity	Direct	Effective
PASA Participações, SA		Belo Horizonte	Management of investments	Bratel Brasil, SA (35%)	35.0%
EDSP75 Participações, SA		São Paulo	Management of investments	Bratel Brasil, SA (35%)	35.0%
AG Telecom Participações, SA		Belo Horizonte	Management of investments	PASA Participações, SA (100%)	35.0%
LF Tel, SA		São Paulo	Management of investments	EDSP75 Participações, SA (100%)	35.0%
Telemar Participações, SA		Rio de Janeiro	Management of investments	Bratel Brasil, SA (12.1%); AG Telecom Participações, SA (19.4%); LF Tel, SA (19.4%)	25.6%
CTX Participações, SA		Rio de Janeiro	Management of investments	PT Brasil, SA (19.9%); AG Telecom Participações, SA (35%); LF Tel, SA (35%)	44.4%

JOINTLY CONTROLLED ENTITIES—OI GROUP

				PERCENTAGE OF OWNERSHIP
				Dec 11
Company	Notes	Head office	Activity	Direct	Effective
Tele Norte Leste Participações, SA(a)		Brazil	Management of investments	Bratel Brasil, SA (10.5%); AG Telecom Participações, SA (2.4%); LF Tel, SA (2.4%); Telemar Participações, SA (22.2%)	17.9%
Telemar Norte Leste, SA(b)		Brazil	Provision of fixed telecommunication services	Bratel Brasil, SA (9.4%); AG Telecom Participações, SA (3.3%); LF Tel, SA (3.3%); Telemar Participações, SA (3.8%); Tele Norte Leste Participações, SA (70.5%)	25.3%
Tele Norte Celular Participações S.A.		Brazil	Management of investments	Telemar Norte Leste S.A. (99.7%)	25.2%
TNL PCS S.A.		Brazil	Provision of mobile telecommunication services	Tele Norte Celular Participações S.A. (100%)	25.2%
Paggo Empreendimentos S.A.		Brazil	Management of investments	TNL PCS S.A. (100%)	25.2%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	25.2%
Paggo Administradora de Crédito Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	25.2%
TNL.Net Participações S.A		Brazil	Management of investments	Tele Norte Leste Participações, SA (100%)	17.9%
TNL Trading S.A		Brazil	Import and export of consumer goods	Tele Norte Leste Participações, SA (100%)	17.9%
Copart 4 Participações S.A.		Brazil	Investment properties	Coari Participações S.A. (100%)	25.3%
TNL Exchange S/A		Brazil	Management of investments	Tele Norte Leste Participações, SA (100%)	17.9%
Coari Participações S.A.		Brazil	Management of investments	Telemar Norte Leste S.A. (100%)	25.3%
Brasil Telecom S.A.(c)		Brazil	Provider of telecommunication services in Brazil	Coari Participações S.A. (49.3%)	12.5%
Copart 5 Participações S.A.		Brazil	Investment properties	Brasil Telecom S.A. (100%)	12.5%
Telemar Internet Ltda		Brazil	Provision of services to access the internet	Telemar Norte Leste S.A. (100%)	25.3%
SEREDE—Serviços de Rede S/A		Brazil	Networks management	Telemar Norte Leste S.A. (100%)	25.3%
Companhia AIX de Participações		Brazil	High-speed data transmission services	Telemar Norte Leste S.A. (50%)	12.7%
14 Brasil Telecom Celular S.A.		Brazil	Provision of mobile telecommunication services	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Comunicação Multimídia Ltda.		Brazil	High-speed data transmission services	Brasil Telecom S.A. (90.5%)	12.5%
BrT Card Serviços Financeiros Ltda.		Brazil	Provision of financial services	Brasil Telecom S.A. (100%)	12.5%

				PERCENTAGE OF OWNERSHIP
				Dec 11
Company	Notes	Head office	Activity	Direct	Effective
Vant Telecomunicações Ltda		Brazil	Multimedia telecommunication services	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Call Center S.A.		Brazil	Call center and telemarketing services	Brasil Telecom S.A. (100%)	12.5%
BrT Serviços de Internet S.A.		Brazil	High-speed data transmission services	Brasil Telecom S.A. (100%)	12.5%
IG Participações S.A.		Brazil	Management of investments	Brasil Telecom S.A. (0.2%)	12.5%
Internet Group do Brasil S.A.		Brazil	Provision of services to access the internet	Brasil Telecom S.A. (13.6%)	12.5%
Nova Tarrafa Participações Ltda		Brazil	Management of investments	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Cabos Submarinos Ltda.		Brazil	Operation of a fiber optic cable system	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.		Bermuda	Operation of a fiber optic cable system	Brasil Telecom Cabos Submarinos Ltda. (100%)	12.5%
Brasil Telecom of America Inc.		United States	Operation of a fiber optic cable system	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	12.5%
Brasil Telecom de Venezuela, SA		Venezuela	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	12.5%
Brasil Telecom de Colômbia, Empresa Unipersonal		Colombia	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	12.5%
Caryopoceae Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Tomboa Participações S.A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Bryophyta SP Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Tete Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Carpi RJ Participações S.A		Brazil	Investment properties	Brasil Telecom S.A. (100%)	25.3%
Cremona RJ Participações S.A		Brazil	Investment properties	Brasil Telecom S.A. (100%)	25.3%
Dommo Participações S.A.		Brazil	Holding	Telemar Norte Leste S.A. (100%)	25.3%
Sumbe Participações S.A.		Brazil	Investment properties	Brasil Telecom S.A. (100%)	12.5%
Rio Alto Participações S.A.		Brazil	Investment properties	Brasil Telecom S.A. (100%)	12.5%
Oi Paraguay Comunicaciones SRL		Paraguay	Provision of data communications services	Brasil Telecom S.A. (100%)	12.5%
Oi Brasil holdings Cooperatief UA		Netherlands	Payment and credit systems	Brasil Telecom S.A. (100%)	25.3%
Blackpool Participações ltda ("Blackpool")		Brazil	Holding	Telemar Internet Ltda (100%)	25.3%
Pointer Networks ("Pointer")		Brazil	Internet Wifi	Blackpool Participações ltda (100%)	25.3%
Pointer Networks SA—Suc Argentina		Argentina	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
Pointer Networks SA—Suc Peru		Peru	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Wifi S.A.		Uruguay	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Wifi Tec España		Spain	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX venezuela		Venezuela	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Ukraine LLC		Ukraine	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX USA Inc		United States	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Bolivia		Bolive	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Wifi Canadá		Canadá	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Chile Networks		Chile	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Colombia		Colombia	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Paraguay S.A.		Paraguay	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Portugal		Portugal	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Panamá		Panama	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%

(a)
Telemar Participações, which controls and fully consolidates Tele Norte Leste Participações, has 56.4% of the voting rights in this company.

(b)
Tele Norte Leste Participações, which controls and fully consolidates Telemar Norte Leste, has 98.0% of the voting rights in this company.

(c)
Coari Participações, which controls and fully consolidates Brasil Telecom, has 79.6% of the voting rights in this company.

JOINTLY CONTROLLED ENTITIES—CONTAX GROUP

				PERCENTAGE OF OWNERSHIP
				Dec 11
Company	Notes	Head office	Activity	Direct	Effective
Contax Participações, SA(a)		Rio de Janeiro	Management of investments	CTX Participações, SA (34,2%)	19.5%
Contax, SA		Rio de Janeiro	Call center services	Contax Participações, SA (100%)	19.5%
Ability Comunicação Integrada Ltda.		São Paulo	Trade marketing services	Contax Participações, SA (100%)	19.5%
GPTI Tecnologia de Informação S.A.		São Paulo	Provision of IT systems and services	Contax Participações, SA (100%)	19.5%
TODO BPO Soluções em Tecnologia S.A.		São Paulo	Provide information technology services, software development and integrated, full and customized solutions	Contax, SA (80%)	15.6%
BRC Empreendimentos Imobiliários Ltda.		São Paulo	Developing and executing the real estate project included in the Selective Incentive Program ("Nova Luz Program"), in the downtown area of the city of São Paulo	Contax, SA (100%)	19.5%
Contax Sucursal Empresa Extranjera		Buenos Aires	Call center services	Contax, SA (100%)	19.5%
Contax Colômbia S.A.S		Colombia	Provision of tele-assistance services in general	Contax, SA (100%)	19.5%
Stratton Spain S.L.		Spain	Contact center service provider	Contax, SA (100%)	19.5%
Allus Spain S.L.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.5%
Stratton Argentina S.A.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.5%
Stratton Peru S.A.,		Peru	Contact center service provider	Stratton Spain S.L. (100%)	19.5%
Multienlace S.A.		Colombia	Contact center service provider	Contax Colômbia S.A.S (5%)	1.0%

(a)
CTX Participações, which controls and fully consolidates Contax Participações, has 71.6% of the voting rights in this company.

III.  Associated companies

Associated companies located in Portugal:

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
		Head office
Company	Notes		Activity	Direct	Effective	Effective
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Comunicações (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo—SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Comunicações (20%)	20.00%	20.00%
Páginas Amarelas, SA ("Páginas Amarelas")		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%); PT Comunicações (0.13%)	25.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
Yunit Serviços, SA	(a)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (33.33%)	33.33%	33.33%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	(b)	Lisbon	Developing activities providing global products and services for internet support.	—	—	33.33%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%
Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and	Sportinvest Multimédia (100%)	50.00%	50.00%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tradeforum—Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Yunit Serviços (50%)	16.50%	16.50%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

(a)
In 2011, this company changed its name from PT Prime Tradecom to Yunit Serviços.

(b)
This company was merged through the incorporation of its assets and liabilities into Yunit Serviços.

Other associated companies (including Brazil):

					PERCENTAGE OF OWNERSHIP
					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
UOL, Inc(a)	(a)	São Paulo	Provides Internet services and produces Internet contents.		—	28.78%
Multitel—Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Unitel		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%
CTM—Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)
As mentioned in Note 33, Portugal Telecom concluded on 27 January 2011 the disposal of its investment in UOL for the total amount of Euro 155.5 million.

 EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A.
2.1
Form of Deposit Agreement, dated as of May 10, 1995, as amended and restated as of September 12, 1997, and as further amended and restated as of June 25, 1999 and on January 12, 2009, incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 1 to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-81394) filed with the Commission on December 29, 2008.
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
2.12
Private Placement and Subscription Agreement, dated October 1, 1998, among Banco Nacional de Desenvolvimento Economico e Social, Telefonica Internacional, S.A., Iberdrola Energia, S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 10.16 of Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-1 filed with the Commission on June 11, 1999 (File No. 333-10434).
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
2.18
Subscription Agreement relating to the issuance by Portugal Telecom International Finance B.V. of €600,000,000 5.625% Notes due 2016, dated February 8, 2011, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS S.A., PT Comunicações, S.A., Bank of America Merrill Lynch, Barclays Capital, BES Investimento, Caixa BI, Citigroup and Credit Suisse, incorporated by reference to Exhibit 2.18 to Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
2.19
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 16, 2011, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Plc and UBS Limited.
2.20
Sixth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated April 23, 2010, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.
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
4.5
Summary of the Agreement for the Purchase and Sale of Shares of Brasilcel, N.V., dated July 28, 2010, among Telefónica, S.A., Portugal Telecom, SGPS, S.A. and PT Móveis—Serviços de Telecomunicaçoes, SGPS, S.A., incorporated by reference to Exhibit 4.5 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.6
Shareholders' Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the first Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (File No. 001-14487).
4.7
Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation), incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (File No. 001-14487).
4.8
Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (File No. 001-14487).
4.9
Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation), incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (File No. 001-14487).

Exhibit Number	Description
4.10	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.10 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.11
Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.11 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.12
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., Portugal Telecom, SGPS S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A., incorporated by reference to Exhibit 4.12 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.13
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Pasa Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., AG Telecom Participações S.A. and Luxemburgo Participações S.A., incorporated by reference to Exhibit 4.13 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.14
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares, dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF TEL S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.14 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.15
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of EDSP75 Participações S.A., dated as of January 25, 2011, among Bratel Brasil S.A., EDSP75 Participações S.A., La Fonte Telecom S.A. and, as intervening parties, Portugal Telecom, SGPS S.A., Telemar Participações S.A., and LF TEL S.A., incorporated by reference to Exhibit 4.15 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.16
English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, Fundação Petrobras de Seguridade Social—Petros, Fundação dos Economiários Federais—Funcef, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.16 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).

Exhibit Number	Description
4.17	English Language Summary of the Material Provisions of the Contract for the Purchase and Sale of Shares and of Preemptive Rights for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among BNDES Participações S.A.—BNDESPar, Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.18
English Language Summary of the Material Provisions of the Contract for the Subscription of Shares of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF TEL S.A., Fundação Atlântico de Seguridade Social, Bratel Brasil S.A., Telemar Participações S.A. and, as intervening party, Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.19
English Language Summary of the Material Provisions of the Commitment to Purchase and Sell Shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A, dated as of January 25, 2011, among Bratel Brasil S.A., Telemar Participações S.A., Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. and, as intervening party, Portugal Telecom, SGPS S.A., incorporated by reference to Exhibit 4.19 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.20
English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese Government.
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
Recent Developments
Our Businesses
Properties
Competition
Regulation
  ITEM 4A—UNRESOLVED STAFF COMMENTS
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Results of Operations
Liquidity and Capital Resources
Contractual Obligations and Off-Balance Sheet Arrangements
Capital Investment and Research and Development
Exchange Rate Exposure to the Brazilian Real
Trend Information
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
  ITEM 16B—CODE OF ETHICS
  ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
  ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
  ITEM 16G—CORPORATE GOVERNANCE
  ITEM 16H—MINE SAFETY DISCLOSURE
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2011, 2010 AND 2009 Euro
PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED 31 DECEMBER 2011, 2010 AND 2009 Euro
PORTUGAL TELECOM, SGPS, S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION 31 DECEMBER 2011 AND 2010 Euro
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010 Euro
PORTUGAL TELECOM SGPS, S.A. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2011, 2010 AND 2009 Euro
Portugal Telecom, SGPS, S.A. Notes to the Consolidated Financial Statements As at 31 December 2011 (Amounts expressed in Euros, except where otherwise stated)
EXHIBIT INDEX